Form 20-F
period 1998-12-31
ICTS INTERNATIONAL N V
filed 1999-03-19
CIK 1010134

UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C.  20549


                                                     FORM 20-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                                        OR

[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                                        OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         FOR THE TRANSITION PERIOD FROM          TO


COMMISSION FILE NUMBER   0-28542


                            ICTS INTERNATIONAL N.V.
             (Exact Name of Registrant as specified in its charter)

                          Not Applicable
             (Translation of Registrant's name into English)

                         The Netherlands
             (Jurisdiction of incorporation or organization)

           Biesbosch 225, 1181 JC Amstelveen, The Netherlands
                 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class:              Name of each exchange on which registered:

         NONE                                       NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

         Common Shares, par value 1.0 Dutch guilder per share
                               Title of Class

                                           Exhibit Index Appears on Page

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:



                              None
                        Title of Class


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close February 28,
1999:  6,351,780

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [X]                    NO [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]                Item 18 [X]

 When used in this Form 20-F, the words "may", "will", "expect", "anticipate", "continue", "estimates", "project", "intend" and similar expressions are intended to identify Forward-Looking Statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any Forward-Looking Statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the Forward-Looking Statements as a result of various factors.


                                                      PART I



Item 1.           Description of Business

         Unless the context indicates otherwise, all references herein to the "Company" include ICTS, its consolidated subsidiaries (including Huntleigh USA Corporation as of January 1, 1999, and Procheck International B.V. (the Dutch affiliate of ICTS).

         ICTS International N.V. (the "Company" or "ICTS") is a leading provider of enhanced aviation security services, and provides such services primarily to the European operations of the major U.S. carriers. The Company's principal service in this category is the implementation of passenger risk evaluation and classification procedures, generally described as "advanced passanger screening." The Company also provides in the U.S. airport services such as pre-departure screening, skycaps, wheelchair attendants, agents, guards, janitorial personnel, maintenance, ramp and shuttle services. The Company is also engaged in security consulting, training and auditing for airlines and airports and in the provision of other security services.

Background

         The threat to the security of civil aviation, which has created demand for services such as those provided by the Company, initially began to manifest itself in the late 1960's in the form of skyjacking. Soon thereafter, civil aviation in general, and airports and airlines in particular, emerged as prime targets for terrorist activities, mainly due to their vulnerability and the relative ease of attack. In the 1970's and 1980's, terrorist activity expanded to include ground attacks on airport runways or inside terminal buildings and the use of explosive devices to destroy aircraft in flight. The most notorious incident of this kind involved the successful effort of terrorists to plant an explosive device in Pan American Flight 103, which exploded over Lockerbie, Scotland in December 1988. This event led to an increase in aviation security efforts throughout the world. In spite of such increased security efforts, threats to civil aviation do not appear to be diminishing in frequency, geographic scope or intensity in the 1990's.


         Although efforts continue to develop more sophisticated machinery to detect explosive devices contained in passenger luggage and cargo, the threat of terrorist activity has not been curtailed by such efforts. The increased technical sophistication, and the improvement in technique, of would-be terrorists continue to pose serious challenges to security. The Company believes that the optimal manner to counter terrorist activity is through a combination of interpersonal evaluation and screening of passengers combined with the use of advanced equipment for passenger and baggage device detection.

         The technique of screening passengers was initially conceived and designed in the early 1970's by the security departments of El Al (Israel's national airline) and Ben-Gurion International Airport (Israel's principal airport) in response to threats and acts of terror against Israeli passengers, airplanes and airports. The Company was established by certain of the individuals who actively participated in the design and provision of security to El Al and Ben-Gurion International Airport. These individuals were the first to introduce passenger risk evaluation and classification ("advanced passenger screening") to commercial airlines other than El Al. The first major project undertaken by the Company was the design and implementation of an enhanced security system for American Airlines in Europe in 1986. The outcome of this project was the first fully written and documented International Security Program of American Airlines, which introduced the Company's Risk Analysis through Profiling System ("RAPS") method. In 1987, TWA commissioned the Company to design and implement a security system for, and perform the required services at, approximately 20 TWA stations in Europe. The Company performed such services for TWA until 1992, when TWA established its own subsidiary to provide security services for TWA and other carriers. Following the destruction of Pan Am Flight 103 over Lockerbie, Scotland in December 1988, numerous additional international air carriers, including Pan Am, became customers of the Company. With the onset of the Gulf War crisis in early 1991, the market for the Company's services had been clearly established.


         Since its inception, the Company has developed and adapted its techniques and methodology to the changing needs of the airline industry. Many of the Company's services are designed to enable its airline and airport clients to comply with the security requirements imposed upon them by regulatory authorities. During the 1990's, the United States government adopted legislation and administrative mandates which expanded the demand for the Company's services in Europe. In April 1996, the United States enacted a new anti-terrorism law which, among other things, mandates that foreign air carriers flying to and from airports in the United States adhere to security measures identical to those required of U.S. airlines serving the same airports. In July 1996, as an initial response to the explosion of TWA Flight 800, the FAA issued a "security directive," applicable to all international flights originating in the United States, which requires the implementation of certain passenger and cargo classification and verification procedures similar to some of the profiling procedures included in RAPS. In addition, the Gore Commission was established in late 1996 to evaluate current aviation security procedures and to recommend additional measures.

Strategy

         The Company historically has focused on providing aviation security services to the European operations of the major U.S. airlines. However, in response to the growth which it expects in the demand for aviation security services such as those provided by the Company, the Company's strategy is to pursue certain opportunities and participate in certain industry trends which it believes may lead it to significant growth. These opportunities include:

                  1. internal growth by participating in the general increase in air travel. The Company intends to achieve this by servicing current clients at additional locations, by servicing new clients at both existing and new locations, and by offering other aviation related services to its current and new customers;

                  2. expansion into the U.S. market by acquiring in January 1997, an 82.5% interest in Service Service, Inc. ("SSI"), a Chicago-based company providing passenger check-in services to American Airlines at O'Hare Airport. As of January 1, 1999, the Company acquired an 80% interest in Huntleigh USA Corporation ("Huntleigh"). On February 25, 1999, the Company acquired the remaining 17.5% of SSI so that it became a 100% subsidiary.

                  3. development of technology-based products and services by focusing on the penetration of the Advanced Passenger Screening System (formerly referred to as the "Automated Profiling System"; "APS") into the market and by seeking to create within the Company the technological ability to diversify the range of products and services it provides to its clients. During 1997, the Company expanded the implementation of the APS. During 1997 and

1998 , the Company entered into five year contracts with several airlines for the installation and operation of the APS for use in all of the carriers European operations.


                  4. acquisitions of complementary and related businesses by targeting businesses similar to its current business, businesses engaged in passenger handling (including check-in, baggage processing and certain customer service activities), and aviation station management companies, as well as other security and safety-related businesses. Factors to be considered in making acquisitions would include current geographic presence at the locations involved, the degree to which the business to be acquired provides services complementary to those currently provided by the Company and opportunities to leverage the Company's customer base through cross-selling; and


                  5. geographic expansion, both in its principal area of operation (in Western Europe) and elsewhere throughout the world, in addition to the United States. Due to the volume and growth of air traffic in Europe and current USA and UK security regulations, the Company expects Western Europe to continue to be a large market for the Company's services in the near future. The Company believes that demand for its services exists in nations such as those comprising the former Soviet Union and that such demand will increase pending further development of such entities' political and economic systems. In April 1997 and December 1997, the Company began providing airline security services in Tblisi, Georgia and Alma Alta, Kazakhstan, respectively. A further expansion occurred during 1998 into Stockholm, Sweden and Shannon and Dublin, Ireland.

         The major market trends which the Company is seeking to exploit include
(i) outsourcing and single vendor contracts and (ii) privatization. Air carriers are actively seeking to outsource activities not directly related to their core business, such as security, passenger check-in, cleaning, catering and aircraft maintenance. In June 1996, the Company entered into a three-year contract with a major U.S. airline (terminable by either party for any reason upon 90 days' written notice), pursuant to which the Company will supply enhanced aviation security services to all of such airlines existing locations in Europe (other than The Netherlands and Sweden). In March and August 1997 and August, 1998, the Company entered into five-year contracts with other airlines for the installation and operation of its APS program for use in all of those carrier's European operations. In certain European markets, there is a trend toward the privatization of security services for airports, which have been traditionally provided by local and/or federal government entities. The Company has capitalized on its expertise in the provision of security services in order to bid on such privatization tenders. This trend is illustrated by the privatization of certain security services at airports in Belgium, France, Germany and The Netherlands. In this regard, in January 1996, following a competitive bidding process, the Company, through FIS GmbH, was awarded a five-year contract by the German government to provide security services at the Hamburg Airport. In October 1997, FIS GmbH was awarded a similar contract for a term of 63 months involving the Saarbrucken Airport. In addition, in November 1996, a subsidiary of the Company was selected as a provider of electronic luggage screening operations at London Gatwick Airport-South Terminal and London Stansted Airport; such operations commenced in January 1997.

         Notwithstanding these developments, there can be no assurance that the trend toward privatization of services will not diminish or even be reversed. In addition, the trend by airlines to select a single vendor to provide all or a large part of their required aviation security services may not continue; even if it does continue, there can be no assurance that the Company will be selected as the single vendor to provide such services. The realization of any of these negative outcomes could have a material adverse effect on the Company's business, results of operations or financial condition.


Services Provided


Advanced Passenger Screening

         The principal service currently provided by the Company to its airline clients is the implementation of RAPS, a set of sophisticated procedures which seek to identify a potential threat, before it materializes, through a methodology of risk evaluation and classification of passengers. The risk evaluation and classification is effected by a comparison of various characteristics of a specific passenger to a preset standard of characteristics of a potential aggressor by means of interviewing, document verification and behavior analysis. RAPS results in the classification of the vast majority of passengers as low risk, thereby enabling more scrutiny to be focused on higher risk passengers. Since RAPS entails the identification of potential threats through recognizable patterns, the Company believes that it provides a better and more practical response to such threats than certain other available alternative security measures (such as simple guard positioning or a complete body and baggage search of each passenger). In addition, by focusing on the primary risks, the Company considers RAPS to be more cost-effective and passenger-friendly than other available alternative security measures.

         The concept of risk analysis through APS has been utilized in various forms by certain U.S. carriers since 1986. In 1995, the FAA mandated that all U.S. carriers adopt a uniform methodology of risk analysis through advanced passenger screening at all of their "high-risk" stations. Previously, the Netherlands security authorities had adopted such methodology as the standard for enhanced flight-related security for airlines subject to their authority. In April 1996, the United States enacted an anti-terrorism law which, among other things, mandates that foreign air carriers flying to and from airports in the United States adhere to security measures identical to those required of U.S. airlines serving the same airports. In July 1996, as an initial response to the explosion of TWA Flight 800, the FAA issued a "security directive," applicable to all international flights originating in the United States, which requires the implementation of certain passenger and cargo classification and verification procedures similar to some of the profiling procedures included in RAPS.

         The Company believes that it is recognized for its expertise with regard to the RAPS method and its implementation. Although competitors implement procedures similar to those which are included in RAPS, the Company believes that its expertise with respect to screening procedures is substantially greater than that of its competitors. The Company's expertise allows it to (i) adapt and customize the method to the need of the client and the criteria of various authorities (for example, the FAA or UK DOT), (ii) effectively train personnel in the procedures and requirements associated with RAPS, and (iii) supervise the proper implementation of the method by such personnel.


Consulting, Auditing and Training

         The Company provides consulting services to airlines and airports, which do not currently constitute a significant portion of the Company's revenues. The Company's consulting services include recommending the adoption of specified security procedures, developing recruitment and training programs for clients to hire necessary security personnel and working with airport authorities to ensure that such clients comply with applicable local requirements. In August 1997, the Company purchased a 37% interest in Demco Consultants Ltd. ("Demco"), a privately-held firm based in Israel. In January 1998, the Company sold 18% of these shares reducing its holdings to 19% of Demco's shares. Demco is engaged in the design, planning and implementation of, and provides consulting services with respect to, emergency systems and contingency procedures for government agencies and large organizations.

         The Company provides certain security auditing services for airlines and airports. These services include evaluation and audit of existing security measures, testing security procedures through exercises and drills and the recommendation of measures to improve security procedures.

         The Company frequently trains airline employees in profiling and other security measures. Such training consists of extensive courses and written training manuals. The Company has also been engaged by clients to develop and establish internal training programs.

Other Services

         Operation of Checkpoints. The Company operates security checkpoints at airports. Although the Company's personnel who provide such services work closely with local authorities, which may be armed, neither the Company nor any of its personnel is engaged, nor does the Company intend to engage in the future, in any armed services.

         Travel Documents Verification. Many countries hold the carrier of an arriving passenger responsible for the validity of the passenger's travel documentation (including, for example, the passenger's passport, visa and entry permit). In these countries, the airline is subject to fines and other penalties in the event that a passenger it carried is found, at the port of entry, with invalid or insufficient travel documentation. The Company was the first to offer a service which consists of verification of the travel documents of passengers to ensure compliance with the requirements of the authorities at the port of entry.

         Baggage Reconciliation. The Company's baggage reconciliation service is designed to ensure that each piece of luggage on an aircraft is matched to a passenger on that aircraft.

         Operation of Electronic Equipment. The Company has been retained by certain of its airline and airport clients to operate electronic equipment (including x-ray screening machines and manual devices) designed to identify weapons and explosives carried by passengers or secreted in their luggage. The Company believes that the market for such services is rapidly growing, as certain European countries are expected to require 100% screening of luggage in the near future. In November 1996, a subsidiary of the Company was selected as a provider of electronic luggage screening operations at London Gatwick Airport-South Terminal and London Stansted Airport, such operations commenced in January 1997.

         Cargo Classification Control. The Company utilizes the expertise that it has gained through passenger profiling to evaluate and classify commercial cargo transported on passenger airlines. The Company expects an increased demand for this service as international trade increases.

         General Security Services. The Company also provides general security services not related to aviation (e.g., design and overall management of security systems and security guards) to various institutional clients such as banks, retail chains and universities in the United States, the United Kingdom and France. Pursuant to an agreement with an affiliate of ICTS, the Company may not provide general security services in Latin America, Turkey or the former Soviet Union.

         Huntliegh. As of January 1, 1999 the Company acquired 80% of the issued and outstanding shares of Huntleigh and has an option to acquire the remaining 20% at an agreed upon price formula. Under certain circumstances the Seller has the right to require the Company to purchase the remaining 20%. For the year ended December 31, 1998 Huntleigh had revenues of approximately $44.3 million. Huntleigh is one of the USA's leading providers of airport passenger terminal services and is the only provider in the industry that dedicates its business almost solely to airport services.


         Huntleigh provides nine separate services at 46 airports in 28 states of the U.S. Within each service are specific job classifications. As more and more airlines continue to outsource many of the services they once provided, the Company believes that the number and type of services Huntleigh offers may increase.

These services currently include:

o        Pre-departure Screening
o        Skycap Services
o        Wheelchair Attendants
o        Agent Services
o        Guard Services
o        Janitorial Services
o        Maintenance
o        Ramp Services
o        Shuttle Service

Pre-departure Screening

         The goal of a pre-departure screener is to prevent or deter the carriage of any explosive, incendiary device, weapon or other dangerous object into the sterile area of an airport concourse and aboard the aircraft.

Skycap Services Provider

         A skycap performs two basic services in assisting passengers with their luggage. Located at the curbside of the check-in at airports, skycaps check-in passengers' luggage and meet security requirements established by the Federal Aviation Administration to profile passengers. The skycap is responsible for checking the baggage to the passenger's final destination. Skycaps also assist arriving passengers with transporting luggage from the baggage carousel to their transportation or other designated areas.

         Skycaps also may operate electric carts for transporting passengers through the airport and transport checked baggage from the curbside check-in to the airline counter. One unusual job duty of skycaps is termed Concierge Service and involves a skycap monitoring the baggage carousel to ensure that passengers do not remove luggage that does not belong to them. In many airports, skycaps perform positive claim at the baggage claim area by checking to see if the passenger's baggage tags match those on the luggage to ensure that a passenger is removing his or her own luggage from the claim area.


Wheelchair attendants

         Wheelchair attendants transport passengers through the airport in airline-owned wheelchairs. Working closely with the attendants are dispatch agents who monitor requests and assignments for wheelchairs and dispatch the attendants as needed.

Agent Services

         Agent  services  include  Passenger  Service  Representative,   Baggage
Service, Priority Parcel, Cargo and Express Check-in. Though a Huntleigh employee, an agent is an actual representative of the airlines.


Guard Services

         Guard services involve manning positions to guard secure areas, including the aircraft itself.

Janitorial Services

         A growing service for Huntleigh is the cabin cleaning of aircraft. This service has expanded to include cleaning of portions of the airport as well.

Maintenance

         In one airport, Huntleigh provides workers to maintain equipment used in service.

Ramp Services

         Ramp services involve the actual aircraft. It includes directing aircraft into the arriving gate and from the departing gate, cleaning the aircraft, conducting cabin searches, stocking supplies and de-icing. An interline baggage service involving moving luggage from one airplane to another is also a ramp service.

Shuttle Service

         Huntleigh is responsible for shuttling airline crews from their hotel to the aircraft.


         Huntleigh's customers are the airlines themselves. If an airline is the sole occupant of a concourse or a terminal in which Huntleigh provides service, Huntleigh has an exclusive contract with that airline. If more than one airline shares a concourse or terminal, Huntleigh maintains a contract with the host or "custodian" airline and bills services to each airline based on its share of passenger boardings.

         Contracts are awarded as part of a bid process. Contracts may have a time period of duration or may be indeterminate length. In most instances, either party can cancel with 30 days notice. Labor market conditions at a particular airport location may require Huntleigh to increase its prices, at which time an airline may put the contract out for alternative bid.


Restrictions on Company Operations

         In certain cases, the Company is restricted in its operations by the terms of agreements that ICTS has entered into with its affiliates.

         On October 9, 1991, the Company entered into a joint venture agreement with respect to Procheck International B.V., its Dutch affiliate ("Procheck"). Pursuant to this agreement, the Company may not provide security services in The Netherlands other than through Procheck. Although in December 1997, the Company sold its minority interest in ICTS (Asia Pacific) Ltd. ("ICTSAP"), its former Hong Kong affiliate, the Company remains restricted by the terms of a joint venture agreement which prohibits the Company from providing security services in Southeast Asia.

         Until June 30, 1995, the Company was not a party to any agreements restricting its ability to provide consulting, training and security-design services in the general security field. As of July 1, 1995, the Company transferred to its affiliate, ICTS Global Security (1995) Ltd. ("ICTS Global Security"), for no consideration, its activities, know-how and goodwill with respect to such services, along with a right to use the name "ICTS" in connection therewith. ICTS Global Security is an Israeli company majority-owned by Leedan. There were no assets or liabilities transferred in connection therewith. Pursuant to the terms of its arrangements with ICTS Global Security, the Company may not provide general security services in Latin America, Turkey or the former Soviet Union, and ICTS Global Security may not provide aviation security services anywhere in the world or general security services in Western Europe. In addition, the Company and ICTS Global Security agreed that each company will offer the other company the right to participate in any general security services project in North America which it may obtain.


Airline and Airport Customers

          The Company's three largest airline customers based on revenue in 1998 collectively, accounted for approximately 44% of the Company's revenues. Any cessation or termination by any such customers of their present contracts with the Company, or reduction in the value of such contracts, could have a material adverse effect on the Company's business. The Company has over 120 clients in over 80 locations world-wide.

         The Company's largest airport customer is Hamburg Airport (through the German Ministry of the Interior), which accounted for approximately 11% of the revenues of the Company in 1998.

         In addition, from time to time, the Company is engaged in providing enhanced aviation security services and in providing training and consulting services to third parties.


         The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic or political instability and trade restrictions), anyone of which could have a significant negative impact on the Company's ability to deliver its services on a competitive and timely basis and on the results of the Company's operations. Although the Company has not encountered significant difficulties in connection with the sale or provision of its services in international markets, future imposition of, or significant increases in, the level of trade restrictions (especially those involving the ability of U.S. carriers to land at foreign airports) or economic or political instability in the areas where the Company operates could have an adverse effect on the Company's business, results of operations or financial condition. For example, the Company currently provides services at several airports in states of the former Soviet Union. The Company's ability to continue operations in the former Soviet Union may be adversely affected by future changes in legislation or by changes in the political environment in the former Soviet Union.


         The financial condition of the Company's airline clients is likely to have a material impact upon the nature and extent of the services which such airlines procure from independent suppliers and the prices which such airlines will be willing to pay for such services. In addition, consolidation in the airline industry may result in the Company gaining or losing contracts. Finally, financial difficulties of airlines, whether temporary or permanent, regardless of the cause of such financial difficulties, may cause such airlines to either partially or completely cease operations, or may result in such airlines being forced to seek protection under bankruptcy and similar statutes. Any of these events could have a material adverse effect on the Company's business, results of operations or financial condition.


Marketing and Sales


         The Company maintains long-standing relationships with its U.S. airline clients. It has provided services to most of the major U.S. airlines. The provision of services to U.S. clients required the Company to establish a presence in the numerous destinations of such airlines. This resulted in the Company establishing and conducting operations in most of the important European international airports, a factor which the Company views as an advantage over competitors who lack such an international infrastructure. As opportunities develop in the United States, the Company intends to establish operations at locations where the Company will provide services.


         Matters of airline security are, in most cases, the responsibility of each airline's headquarters. Accordingly, marketing and customer relations with airlines are assumed and coordinated by ICTS and not by each of its subsidiaries. Overall framework contracts are negotiated by ICTS with the airline at the airline headquarters level. Fees are determined separately for each airport, with the input of the local management of the relevant subsidiary. The performance of the contract in each separate location is then assumed by the applicable subsidiary. In addition, the subsidiary may supply ancillary services that are beyond the scope of the framework contract. The subsidiary bills the client directly and collects the fees due for all of the services it provides.

         The Company's contracts with its airline clients usually have a term of one to three years and are normally subject to termination by the airline at any time with or without cause upon 90 days' prior notice. The contracts between the Company, through FIS GmbH, and the German Ministry of the Interior, relating to the

Hamburg airport and the Saarbrucken airport, for a term of 5 years commencing January 1996 and 63 months commencing October 1997, respectively, are subject to termination upon 90 days' prior notice. There can be no assurance that an existing client will not decide to terminate or fail to renew a contract.

Product Development

         The Company is engaged on an ongoing basis in efforts to improve and further develop the RAPS method and to adapt it to the varying needs of the clients. These improvements are intended to achieve faster processing of passengers by shortening screening procedures, which result in cost reduction and improvement of passenger service without jeopardizing the client's compliance with its required standards of security. Cost reduction and passenger service are both valued as extremely important components by the Company's clients. The Company strives to maintain the quality and level of the expertise of its personnel, through (i) periodic courses and training programs for its security agents and supervisors, (ii) the provision of professional material to its managers, (iii) the performance of audits, exercises and tests, (iv) the publishing of standards and manuals, and (v) the provision of information as to current terrorist activity and security threats.


         The Company has developed the APS in a joint venture in which each of the Company, the Company's Dutch affiliate and A.M.S. (as hereinafter defined) holds a one-third interest. In connection with the Company's commitment to provide loans and guarantees to A.M.S. (as hereinafter defined) and to John Bryce Systems Ltd., the Company was granted options to acquire up to a 63% equity interest in such entities. The Company presently uses APS to analyze flight and passenger information to help screen airline passengers in a faster and more efficient manner. In October 1996, the first commercial installation of APS took place at Schiphol Airport in The Netherlands with the approval of the FAA. In March and August 1997, the Company entered into five-year contracts with several airlines for the installation and operation of APS in those carriers' European operations. The Company intends to market APS to aviation clients on behalf of the joint venture under an exclusive marketing arrangement with the joint venture. The Company believes that APS may provide the Company with a significant competitive advantage. However, there can be no assurance either that APS will be successfully implemented or that it will be utilized by other airlines as a part of their security procedures.

Competition


         The Company operates in a competitive international environment for enhanced security services. The factors which enable the Company to compete successfully are its expertise and reputation in the marketplace, its ability to serve a client in numerous international locations and the prices which it charges for its services. In the 1980's, the Company faced no competition in the enhanced security services market. This allowed the Company to attain professional recognition, develop strong client relationships with major airlines and airport authorities and establish a physical presence in 29 European airports.

         Huntleigh competes with numerous other companies in the US market, many of whom have greater resources, financial and other than Huntleigh.

         The growth of the market for enhanced airline security services has attracted competition. The Company is currently aware of the following two principal competitors:


         Aviation Defense International, Inc. ("ADI") is a subsidiary of Argenbright Holding, Ltd. ADI has been active in the security field mostly in the U.S. and began in 1991 to extend its activities to Europe. ADI provides security services in Europe principally to several major carriers in the UK, France, Germany, Austria and Poland.


         International Aviation Security, Inc., a wholly-owned subsidiary of TWA, provides security services in Europe principally to TWA and, to a lesser extent, to two other U.S. airlines.

         Numerous other companies provide aviation security services other than profiling and consulting to airlines in almost all of the airports where the Company operates. In general, basic aviation security operations attract more intense competition and generate lower profit margins than profiling and consulting services.

         Some international airports in European countries (for example, France and Germany) have privatized certain segments of their security operations. The Company believes that other international airports may privatize certain segments of their security operations in the near future, although there can be no assurance that such trends will not diminish or even be reversed. Turn-key contracts for the provision of aviation security services other than profiling and consulting awarded as a part of such privatization processes tend to be large scale and long-term and attract competitors which are local or large international providers. Although privatization bids do not require expertise in RAPS, the Company believes it is able to compete for such projects on the basis of its overall reputation in the security field and its experience in managing large numbers of personnel at airports.

         In October 1993, FIS GmbH was selected to perform a "pilot project" for the privatization of security at German airports and, in January 1996, was subsequently awarded a five-year contract to perform security services at the Hamburg airport. This was the largest single contract awarded in the process of privatization of security services at airports undertaken by the German authorities. In October 1997, FIS GmbH was awarded a five-year contract to perform security services at Saarbrucken Airport in Germany. In November 1996, another subsidiary of the Company was selected as a provider of electronic passenger and luggage screening operations at London Gatwick Airport-South Terminal and London Stansted Airport.

Employees

         The Company, excluding Huntleigh, employs approximately 2,500 people on a regular basis. During summer months, when the Company's business reaches a seasonal high, approximately 200 additional employees are added. During the "off season," the Company selects and trains these seasonal employees. Although the Company experienced a one-day work stoppage at certain of its locations in France in June 1997, such work stoppage did not have a material adverse impact on the Company's operations or financial condition, and the Company believes that its relationships with employees are generally good.


         Huntleigh has more than 4,000 employees, of which approximately 43 percent are pre-departure screeners, approximately 34 percent perform skycap and wheelchair services. The remaining employees are divided among the other listed services. Of these employees, 870, or 22 percent, are unionized in 16 locations. Most of these union employees are skycaps, however, screeners are unionized in Pittsburgh, Pennsylvania and Providence, Rhode Island. Management believes that labor relations are good at all locations.

Regulatory Matters


         Certain of the Company's clients, which together represent a significant portion of the Company's revenues, are subject to various regulations imposed by the FAA, the United Kingdom Department of Environment Transportation and Region(the "UK DETR") immigration authorities in various other countries as well as various local and federal agencies holding jurisdiction in the areas serviced. The FAA regulations cover all security aspects of passenger handling, baggage handling and aircraft security, as well as the training systems utilized in connection therewith. The UK DETR regulations relate to all security aspects of baggage handling, freight handling and employee background checks. Various immigration authorities impose a fine on airlines in the event that passengers carried by such airlines do not have proper travel documentation.


         The Company is subject to random periodic tests by government authorities with regard to the professional level of the services and training which it provides, including adherence to FAA regulations relating to all aspects of passenger handling, baggage handling and aircraft security and to the training systems utilized, and UK regulations relating to baggage handling and employee background checks. Any failure to pass such a test may result in the loss of a contract or a license to perform services and would also be likely to have an adverse effect on the reputation of the Company.

         In numerous airports in which the Company operates (including most of the major international airports in Western Europe), a license to operate is required from the airport authority. Such licenses are usually issued for a period of 12 months and are renewable. Some airport authorities limit the number of licenses they issue. The Company currently has a license to operate in all of the major international airports in Western Europe where such licenses are required. However, the loss of, or failure to obtain, a license to operate in one or more airports could result in the loss of, or the inability to compete for, a major contract.

Exchange Rate Fluctuations

         Substantially all of the Company's revenues in fiscal year 1998 were received, and substantially all of its operating costs were incurred, in non U.S. currencies. The Company generally retains the funds which it receives in the locations and in the currencies in which such funds are paid. Thus, the Company's working capital resources are generally kept in a substantial number of different (primarily Western European) currencies. Because the Company's financial statements are presented in U.S.

dollars, any significant fluctuation in the currency exchange rates between the Western European currencies and the U.S. dollar will affect the Company's results of operations and its financial condition. In the last quarter of 1998, the Company entered into currency hedging transactions in order to protect against currency fluctuations.

Non-Core Business Investments

         During 1998, the Company purchased 300,000 shares of Common Stock of Pioneer Commercial Funding Corp.("Pioneer") from Leedan for a purchase price of $2.50 per share. Pioneer is a sister corporation through common ownership through Leedan. Pioneer is a mortgage warehouse lender providing short-term financing to small and medium sized mortgage bankers.

                  In March 1997, the Supervisory Board of the Company authorized the Company to allocate $5 million, representing the approximate net proceeds to the Company from the sale in 1996 of its investment in Maman, to non-core investment opportunities. The Company has invested certain of these funds as follows:

         During 1997, the Company procured bank guarantees of various debt obligations of a third party, arising from such party's trading in commodities in Eastern Europe. The Company's fees for procuring these guarantees, which were contingent on the results of said trading, totaled $291,000. Commencing December 28, 1997, a new agreement was signed by the parties which replaced the foregoing contingent fee arrangement with an annual fee of 2.5% of the guaranteed amounts outstanding from time to time. On December 31, 1997 these guarantees totaled $3,236,000, which is being reduced by $100,000 each month starting January 31, 1998, and will be released in full by December 27, 1999, subject to an option of the third party to require that such guarantees be extended to June 30, 2000. On December 31, 1998, the guarantees totaled $2,291,000.

                  In August 1997, the Company, as part of a group consisting of Leedan Systems and Properties Enterprises (1993) Ltd., Rogosin Development and Holdings Ltd. and Pioneer Commercial Funding Corp., each an affiliate of Leedan (the "Leedan Group"), invested in a joint venture, Bilu Investments Ltd. ("Bilu"). Bilu is engaged in the financing of real estate projects in Israel, primarily in the residential market. In consideration for a 6.16% equity interest in Bilu, the Company contributed $187,000 and has guaranteed $2,905,000 of debt obligations of Bilu.

Insurance

         As a provider of security services, the Company faces potential claims in the event of any successful terrorist attempt in circumstances associated with the Company. Any such claim could have a material adverse effect on the financial position and results of operations of the Company and on the Company's ability to conduct its business. Any such claim could also be for amounts far exceeding the financial capability of the Company. The Company maintains insurance coverage against such potential liabilities with Lloyd's underwriters in London, including (i) third-party aviation liability coverage of $150 million for any one occurrence and in the aggregate, (ii) third-party general liability coverage of $10 million for any one claim and in the aggregate and (iii) errors and omissions coverage of $10 million for any one claim.


Item 2.           Description of Properties

         Each of the Company's offices and other operating facilities is leased pursuant to an arrangement, entered into in the ordinary course of its business, which can be replaced without any material consequence to the Company.

         Huntleigh owns no real estate but rents space from airlines or the airport authority for airport offices at airports or off-site locations. In many cases, Huntleigh is given the office space. At present, Huntleigh rents space in 18 cities. For its corporate office located at 10332 Old Olive Street Rd. in St. Louis, Huntleigh rents a 4,000 square foot building owned by Sandy and Bill Glassman, former owners of Huntleigh. Huntleigh pays $5,000 per month plus property taxes, maintenance and insurance. The lease expires April 30, 2002.

Item 3.           Legal Proceedings

         The Company is not currently engaged in (or, to its knowledge, threatened with) any material legal proceedings.


Item 4.           Control of Registrant

         Leedan, through wholly-owned subsidiaries, owns approximately 35.5% of the issued and outstanding Common Shares. Mr. Ezra Harel and members of his family own, either directly or indirectly, approximately 52% of the outstanding shares of Leedan and may be deemed to control such company. The balance of Leedan's outstanding shares are held by the public and traded on the Tel Aviv Stock Exchange. Accordingly, Leedan and Mr. Harel may be able to appoint all the directors of ICTS and control the affairs of ICTS.

         The following table sets forth certain information regarding the beneficial ownership of the Common Shares of ICTS, as of the date of this Annual Report, by each person who is known by ICTS to own beneficially more than 10% of the outstanding Common Shares:


                         Amount of Shares                          Percent of
                         Beneficially Owned                        Class Owned

Leedan...................    2,255,000                               35.5%
Ezra Harel...............   2,530,0001                               39.8%
Directors and Executive
  Officers as a Group....   3,537,4002                               55.6%
  (11 persons)

1 For purposes of U.S. Securities laws, Mr. Harel may be deemed to beneficially own Leedan's Common Shares by reason of his control of Leedan. This amount includes 275,000 Common Shares owned by Mr. Harel and 2,255,000 Common Shares owned by Leedan.

2 Includes (a) 2,255,000 Common Shares held by Leedan and (b) 437,400 Common Shares issuable upon the exercise of options granted to certain directors and executive officers of the Company which have vested or which become exercisable within 60 days.

Item 5.           Nature of Trading Market.

         The Common Shares have been quoted on the NASDAQ National Market under the symbol "ICTSF" since June 26, 1996. The following table sets forth, for the periods indicated, the high and low last reported sale prices for the Company's Common Shares:

                                                      High            Low

         Fourth Quarter 1996....................     $13.000          $9.125
         First Quarter 1997.....................     $12.000          $7.500
         Second Quarter 1997....................      $8.875          $6.500
         Third Quarter 1997.....................     $11.125          $7.125
         Fourth Quarter 1997....................     $11.500          $7.125
         First Quarter 1998.....................      $8.625          $6.4375
         Second Quarter 1998....................      $8.375          $6.25
         Third Quarter 1998.....................      $7.375          $5.125
         Fourth Quarter 1998....................      $6.375          $3.8125

         On March 15, 1999, the last reported sale price of the Company's Common Shares as reported by Bloomberg Business News was $3.6875 per Common Share. As of March 1, 1999, the Company had 21 shareholders of record. The Company believes it has more than 1700 beneficial shareholders in the U.S. There is currently no trading market for the Company's Common Shares outside the U.S.


Item 6.           Exchange Controls and Other Limitations Affecting
                  Security Holders.

         The Company does not expect to pay dividends in the foreseeable future. To the extent that dividends are distributed by the Company, such dividends would be ordinarily subject under Netherlands tax law to withholding tax at the rate of 25%. Share dividends would also be subject to Netherlands dividend withholding tax, unless certain conditions were met under Netherlands tax law. See Item 7 - "Taxation - Netherlands Taxes."

         There are no governmental laws, decrees or regulations in the Netherlands, the Company's jurisdiction of organization, that restrict the Company's export or import of capital in any material respect, including, but not limited to, foreign exchange controls.

         There are no limitations imposed by Netherlands law or the Company's charter documents on the right of nonresident or foreign owners to hold or vote Common Shares.

Item 7.           Taxation

         The following discussion is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors with respect to the specific tax consequences of receiving dividends from the Company or disposing of their Common Shares, including, in particular, the effect of any foreign, state or local taxes.

Netherlands Taxes

         The following is a summary of Netherlands tax consequences to an owner of Common Shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder") and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change, possibly on a retroactive basis. The summary does not address taxes imposed by The Netherlands and its political subdivisions, other than the dividend withholding tax, the individual income tax, the corporate income tax, the net wealth tax and the gift and inheritance tax. The discussion does not address the tax consequences under non-Netherlands tax laws.

Netherlands Dividend Withholding Tax

         ICTS does not expect to pay dividends in the foreseeable future. To the extent that dividends are distributed by ICTS, such dividends ordinarily would be subject under Netherlands tax law to withholding tax at a rate of 25%. Dividends include distributions in cash or in kind, constructive dividends and redemption and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Share dividends are also subject to Netherlands dividend withholding tax, unless distributed out of the paid-in share premium of ICTS as recognized for Netherlands tax purposes.

         A non-resident Shareholder can be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax convention which is in effect between the country of residence of the shareholder and The Netherlands. The Netherlands has concluded such conventions with, among others, the United States, most European Community countries, Canada, Switzerland and Japan. Under most of these conventions, Netherlands dividend withholding tax is reduced to a rate of 15% or less.

         Under the tax convention currently in force between the United States and The Netherlands (the "Treaty"), dividends paid by ICTS to an individual shareholder resident in the United States or a corporate shareholder organized under the laws of the United States or any State or territory thereof entitled to the benefits of the Treaty (each, a "U.S. Treaty Shareholder") are generally eligible for a reduction in the rate of Netherlands dividend withholding to 15%, unless such U.S. Treaty Shareholder has a permanent establish ment in The Netherlands to which the Common Shares are attributable.

         Generally, no Netherlands dividend withholding tax applies on the sale or disposition of Common Shares to persons other than ICTS or its subsidiaries or affiliates.

Netherlands Income Tax and Corporate Income Tax

         A non-resident Shareholder will not be subject to Netherlands income tax and corporate income tax with respect to dividends distributed by ICTS on the Common Shares or with respect to capital gains derived from the sale or disposal of Common Shares, provided that:

          (a) the non-resident Shareholder does not carry on a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable; and

         (b) the non-resident Shareholder does not have a direct or indirect substantial interest or deemed substantial interest in the share capital of ICTS as defined in The Netherlands tax code or, in the event the non-resident Shareholder does have such a substantial interest, such interest forms part of the assets of an enterprise of that non-resident Shareholder; and

         (c) the non-resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than through ownership of securities or through employment, to which enterprise the Common Shares are attributable.

         Generally, a substantial interest in the share capital of ICTS does not exist if the non-resident Shareholder, alone or together with certain close relatives,  does not  own,  directly  or  indirectly,  5% or more of the  issued capital of any class of shares in ICTS, options to acquire 5% or more of the issued capital of any class of shares or certain profit-sharing rights. In case of a substantial interest claims the non-resident Shareholder has on ICTS International N.V. may belong to the substantial interest. Nonresident Shareholders owning a substantial interest in ICTS may be subject to income tax upon the occurrence of certain events, for example when they cease to own a substantial interest.

         The above paragraph concerning substantial interest holders refers to tax legislation which became effective January 1, 1997 and January 1, 1998. Special rules may apply to non-resident Shareholders who owned a substantial interest or deemed substantial interest under the rules applicable before such dates and to non-resident Shareholders who own a substantial interest or deemed substantial interest as a result of modifications of the special tax regime for substantial interest holders as of such dates.

Netherlands Net Wealth Tax

         A non-resident Shareholder who is an individual is not subject to Netherlands net wealth tax with respect to the Common Shares, provided (i) the Common Shares are not an asset attributable to a resident enterprise or to a permanent establishment or a permanent representative of a non-resident enterprise, as well as the Common Shares are not an asset that comes of a co-entitlement other than being a shareholder, in such an enterprise. and (ii) the non-resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than through ownership of securities or through employment, to which enterprise the Common Shares are attributable. Corporations are not subject to Netherlands net wealth tax.

Netherlands Gift, Inheritance Tax and Transfer Tax Upon Gift or Death

         A gift or inheritance of Common Shares from a non-resident Shareholder will not be subject to Netherlands gift, inheritance tax, and transfer tax upon gift or death provided that:

         (a) (i) the Common Shares are not an asset attributable to a resident enterprise or to a permanent establishment or a permanent representative of a non-resident enterprise, as well as the Common Shares are not an asset that comes of a co-entitlement other than being a shareholder, in such an enterprise and (ii) the non-resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than through ownership of securities or through employment, to which enterprise the Common Shares are attributable.

         (b) the non-resident Shareholder has not been a resident of The Netherlands at any time during the ten years preceding the time of the gift or death or, in the event he or she has been a resident of The Netherlands in that period, the non-resident Shareholder is not a Netherlands citizen at the time of the gift or death; and

         (c) for purposes of the tax on gifts, the non-resident Shareholder has not been a resident of The Netherlands at any time during the twelve months preceding the time of the gift.


Item 8.           Selected Financial Data

         The following table sets forth selected financial data for the Company for the five years ended December 31, 1998. The selected financial data presented below for each of the five fiscal years in the period ended December 31, 1998 have been derived from the financial statements of the Company, which have been audited by Shachak Peer Reznick & Co. and Paardekooper & Hoffman for the two fiscal years ended December 31,1994 and 1995, and audited by Shachak Peer Reznick & Co., which at January 1999 merged with Kesselman & Kesselman for the three fiscal years ended December 31, 1996, 1997 and 1998. Kesselman & Kesselman is a member of Pricewaterhouse Coopers International Limited, a company limited by guarantee registered in England and Wales. As the Company's holding company structure was created in 1994, and the Company sold 55% of ICTS GmbH in 1994, the financial data for 1994, 1995 and 1996 are presented on a consolidated basis, and ICTS GmbH is presented on the equity method. Effective July 1, 1997, the Company had reacquired 100% control of ICTS GmbH. Accordingly, the financial data for ICTS are presented on a consolidated basis for 1997 and 1998, except that ICTS GmbH is presented on the equity method for the period ending June 30, 1997 and on a consolidated basis thereafter. The information set forth below for 1994, 1995, 1996,1997 and 1998 is qualified by reference to, and should be read in conjunction with, the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report.

                   U.S. $ in Thousands (except per share data)
                                                                                   The Company (1) (2) (3)
                                                                                   Year Ended December 31,

                                                          1994                1995               1996            1997          1998
                                                          ----                ----               ----            ----          ----




Statement of Operations Data:
Revenues.........................................              $23,738            $29,826           $38,943        $53,798   $64,130
Costs of revenues.............................                  20,810             25,061            32,610         45,016    54,109
                                                                ------             ------            ------         ------   ------
Gross profit......................................               2,928              4,765             6,333          8,782    10,021
Amortization of goodwill....................                       127                164               154            321       485
expenses.........................................                2,764              2,967             4,099          5,994     6,838
                                                               -------            -------             -----          -----     -----
Operating income (loss).....................                        37              1,634             2,080          2,467    2,698
Financial (expenses) income, net.........                        (306)              (296)               381          3,589     (490)
Other income (expense), net...............                          27                (9)             4,547            226     (703)
                                                               -------             ------             -----            ---      ----
Income (loss) before income taxes and  equity
in results of affiliates...............                          (242)              1,329             7,008          6,282     1,505

Income taxes....................................                  (37)              (339)             (449)        (2,357)     (837)
                                                               -------           --------            ------        -------    -----
Income (loss) before equity in results of
affiliates..........................................             (279)                990             6,559          3,925      668
Equity in results of affiliates, net.........                     (91)                123               205            121      214
                                                               -------            -------             -----            ---     ----
Net income (loss)(3)..........................                 $ (370)            $ 1,113            $6,764         $4,046    $ 882
                                                               =======            =======            ======         ======    =====
Net income (loss) per share...................                                    $  0.28             $1.35          $0.62    $0.14
                                                                                  =======             =====          =====    =====
Net income (loss) per share - fully diluted....                $(0.09)            $  0.28             $1.33          $0.61    $0.14
                                                               =======            =======             =====          =====    =====
Weighted average number of shares
outstanding....................................                  4,000              4,000             4,994          6,566     6,498
                                                               =======            =======             =====          =====    ======
Adjusted Weighted average number of shares
outstanding...........................                           4,024              4,024             5,098          6,681     6,517
                                                               =======            =======             =====          =====     =====




                                                          1994            1995          1996            1997          1998
                                                          ----            ----          ----            ----          ----
Balance Sheet Data:

Cash and cash equivalents......................          $ 1,344         $1,899        $16,366          $13,699    $11,273
Time deposits and marketable securities.......                --           --            8,888            3,301      5,300
Working Capital (deficit).........................        (2,340)          (943)        23,535           15,905     14,622
Total Assets..........................................    11,608         13,908         41,947           45,719     53,832
Short-term bank debt and current maturities
of long term debt................................          1,115          1,563            780            2,264      4,225
Long-term debt, net...............................           402            237            250            1,607      6,174
Retained earnings (deficit).......................          (370)           743          7,507           11,553     12,435
Shareholders' equity...............................        2,497          3,946         30,073           30,132     30,899


(1)      See Note 1 to financial statements as to operations and basis of presentation.
(2)      See Note 2(h) to financial statements as to principles of consolidation.
         For the years ended  December 31, 1994,  1995 and 1996,  the  financial statements of the Company show ICTS GmbH on the equity method as 55% of such company was sold in 1994.  For 1997,  the financial  statements of the Company show ICTS GmbH on the equity  method for the period  ending
         June 30, 1997 and on a consolidated basis thereafter as, effective July
         1, 1997, the Company had reacquired control over ICTS GmbH.
(3)      ICTS has paid no cash dividends to date on its Common Shares.

                                                                 27

         Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.


                  The financial information with respect to the Company for 1994, 1995, 1996, 1997 and 1998 which is included in this Annual Report describes the consolidated operating results and the consolidated financial condition of the Company for such periods.

         General

                  No single currency accounts for a predominant portion of the Company's revenues, expenses, other assets or liabilities. A majority of the
Company's cash balances are held in United States Dollars. In order to avoid over-emphasizing any of the currencies in which it operates, the Company has selected the United States dollar as the reporting currency for its consolidated financial statements. ICTS and each of its subsidiaries and affiliates separately record their transactions in the currency of their locality, translating their assets and liabilities into dollars at the exchange rate prevailing on the respective balance sheet dates and translating revenues, expenses, gains and losses into dollars at the average exchange rate for the relevant period. In general, the Company's results of operations, as reported in U.S. dollars, may be affected by fluctuations between the U.S. dollar and the currencies of the Western European countries in which the Company derives most of its revenues and incurs most of its expenses.

                  The Company's revenues are primarily affected by the rates it charges, the number of flights it services and the number of billable hours of service provided. The rates which the Company is able to charge at any location are primarily affected by competitive conditions at such location. In general, competition tends to be more intense (with a consequent negative impact on rates) at the airports where the Company is most active. However, inasmuch as the Company generally serves more customers and services more flights at such airports, it is generally able to operate there more efficiently through higher utilization of its employees and facilities.

         Corporate Income Taxes

                  Each subsidiary of ICTS is subject to taxation according to the tax rules applying with respect to its place of incorporation, residency or operations. ICTS is incorporated under the laws of The Netherlands and is therefore subject to the tax laws of The Netherlands. ICTS receives from its subsidiaries and affiliates(with the exception of ICTS 1994 (USA) Inc. and the Company's Israeli subsidiary) management fees and/or royalty payments under license agreements by which ICTS provides such companies with a license to utilize the expertise of ICTS. The payment of the royalties by such subsidiaries and affiliates to ICTS is subject to corporate income tax in the Netherlands and withholding taxes at varying rates according to the country of incorporation or residency of such subsidiary or affiliate.

                  All income of ICTS arising from dividends paid by its subsidiaries or affiliates or capital gains from the sale of its shares in subsidiaries or affiliates is exempt from Netherlands corporate income tax if the following conditions are fulfilled: (i) ICTS must hold at least 5% of the nominal paid-in capital of the subsidiary or affiliate, (ii) the subsidiary or affiliate must be an operating company, (iii) the subsidiary or affiliate must be subject to taxation in its jurisdiction of incorporation or residence and
(iv) for non-European Community subsidiaries or affiliates or for European Community subsidiaries or affiliates in which ICTS owns less than 25% of the nominal paid-in capital, ICTS must not hold the shares in the subsidiary or the affiliate merely as a portfolio investment (which is deemed to be the case if the activities of the subsidiary or affiliate consist mainly of the financing (directly or indirectly) of entities related to ICTS or assets of such entities). The Company currently fulfills these requirements. Consequently, all income of ICTS arising from dividends paid by its subsidiaries or affiliates or capital gains from the sale of its shares in its subsidiaries or affiliates is exempt from Netherlands corporate income tax.


         Results of Operations

                  The following table sets forth for the periods indicated the relationship (in percentages) of selected items of the Company's statements of income to its total revenues.

                                                                            Year Ended December 31,

                                                                       1996         1997       1998
                                                                       ----         ----       ----

         Revenues...................................................   100.0%       100%       100%
         Cost of revenues............................................   83.7        83.7       84.4
                                                                       -----        ----        ----

         Gross profit.................................................  16.3        16.3       15.6
         Selling, general and administrative expenses..........         10.5        11.1       10.7
         Operating income .............................................   5.3       4.6         4.2
         Net income ................................................... 17.4%       7.5%       1.4%
                                                                        ====       ======      ====


         Year Ended December 31, 1998 Compared to Year Ended December 31, 1997.


Revenues:  Revenues in the year ended December 31, 1998 increased by 19.2%  as compared to the year ended December 31, 1997.  This increase ($10.3 million) is attributable to increased revenues from both existing and new airline customers. Revenues increased $0.5 million, $1.9 million and $3.6 million respectively from the Company's three largest customers. A portion of this increase is attributed to the Company's consolidation of FIS GmbH which was effective July 1, 1997.

Gross Profit. Gross profit is defined as revenues less costs directly related to the provision of services as well as certain indirect expenses such as airport offices, airport fees, local training and other direct labor related expenses (such as uniforms and transportation).

         Gross profit margin decreased in the year ended December 31, 1998 as compared to the year ended December 31, 1997 by 0.7%. Part of this decrease is related to start-up costs with respect to the opening of new locations (Dublin, Shannon, Stockholm) and new facilities for airlines. In addition, the Company incurred start-up costs to get the APS system operational. Increased wages in the UK also affected gross profit margins.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues decreased by 0.5% in the year ended December 31, 1998 as compared to the year ended December 31, 1997. In dollars there was an increase of $844,000. Such increase, resulted from additional expenses of approximately $486,000 attributable to the consolidation of FIS GmbH as of July 1, 1997. Other general expenses were incurred in order to facilitate growth, part of which is expected to be realized during 1999.

         Financial (Expenses) Income, Net. Financial (expenses) income, net includes interest income (net of interest expense) and foreign currency translation gains or losses. Financial income, net also includes adjustments due to the impact of exchange rate differences on financial instruments. The decrease of approximately $4.1 million is mainly attributable to a loss of approximately $1.1 million due to the impact of accounting principles on exchange rate differences, as a result of the weakening of the U.S. dollar in European markets, compared with the gain of $2.7 million recorded during 1997. The Company has made efforts to limit the currency losses by financial forward and hedging transactions.

         Income on cash deposits have slightly decreased primarily due to the interest decrease in the financial markets from approximately 6% in 1997 to approximately 4.5% at the end of 1998.

         Other Income (Expense), Net. Other expenses for the year ended December 31, 1998 consist of approximately $410,000 of write-off of investment in computerized systems for the training of manpower. An amount of $122,000 expenses was recorded in connection with an unsuccessful attempt to acquire a ground handling company operation in the UK. In addition, an amount of $166,000 was accrued as a success fee for the Huntliegh acquisition.

         During the year ended December 31, 1997 net income attributable to the Company's disposition of its interest in ICTSAP, the Company's former Hong Kong affiliate, of $352,000 was offset by losses on sale of fixed assets of $126,000.

         Income Taxes. The Company's consolidated effective income tax rate in the year ended December 31, 1998 was 55.6% as compared to 37.5% in the year ended December 31, 1997. The main reason for the relatively high tax percentage is the increase in earnings before tax of subsidiaries in countries where high tax rates are levied i.e. Germany and Italy, while the tax rate of subsidiaries which incurred losses, were lower, i.e. Austria and the Netherlands.

         With respect to fiscal year 1997, the effective income tax rate for FIS GmbH, was 60.0%, while the proceeds of the Company's divestiture of ICTSAP were tax exempt. Furthermore, approximately $1 million of income taxes for the year ended December 31, 1997 is attributable to the effect of exchange rate differences, as discussed above in Financial (Expenses) Income, Net. The Company's effective tax rate will also vary from period to period depending on the breakdown of earnings and losses among the various operating subsidiaries, the amount of management fees and royalties paid to ICTS by its subsidiaries and affiliates, the treatment of such items by the relevant tax authorities and income tax effects deferred from prior periods.

Equity in Results of Affiliates, Net. Equity in results of affiliates, net, for the year ended December 31, 1998, includes the Company's share of the profits of its Dutch affiliate, Procheck International. Compared with the net equity results of the year ended December 31, 1997, which included(i) its Dutch affiliate, (ii) its Israeli affiliate, subsequent to the Company's acquisition of a 37% interest in such company in August, 1997 and (iii) FIS GmbH, for the period January 1, 1997 until such company's consolidation with ICTS effective July 1, 1997. In December 1997, the Company sold its interest in ICTSAP. Equity in results of affiliates, amounted to $121,000.

         Net Income. As a result of the foregoing, the Company's net income decreased by approximately $3.1 million in 1998, from approximately $4.0 million in the year ended December 31, 1997.


         Year Ended December 31, 1997 Compared to Year Ended December 31, 1996.

                  Revenues: Revenues in the year ended December 31, 1997 increased by $14.9 million as compared to the year ended December 31, 1996. This increase is attributable in part to the Company's consolidation of ICTS GmbH and its wholly-owned subsidiary, FIS GmbH, effective July 1, 1997. As a result of such consolidation, the $6.6 million in revenues earned by ICTS GmbH, through such subsidiary, during the period July 1, 1997 to December 31, 1997 is included in the Company's revenues. The increase is also attributable to increased revenues from both existing airline customers and certain new airline customers and increased revenues from non-airline customers. Revenues increased $2.9 million, $2.0 million and $1.5 million, respectively from the Company's three largest customers, portions of which are attributable to the consolidation of ICTS GmbH and FIS GmbH.

                  Gross Profit. Gross profit is defined as revenues less costs directly related to the provision of services as well as certain indirect expenses such as airport offices, airport fees, local training and other direct labor related expenses (such as uniforms and transportation).

                  Gross profit margin did not change in the year ended December 31, 1997 as compared to the year ended December 31, 1996.

                  Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues increased 0.6% in the year ended December 31, 1997 as compared to the year ended December 31, 1996. Such increase, representing increased selling, general and administrative expenses of approximately $1.9 million, consisted primarily of additional expenses of approximately $500,000 attributable to the consolidation of ICTS GmbH as of July 1, 1997, expenses incurred in adding and relocating personnel to the Company's Netherlands headquarters and the headquarters of ICTS USA (1994), Inc., the wholly-owned U.S. subsidiary of the Company, expenses attributable to increased costs of compliance with reporting requirements on account of the Company's first full year of being publicly traded since its June 1996 initial public offering and, generally, due to increased costs attributable to the Company's expanded operations.

                  Financial (Expenses) Income, Net. Financial (expenses) income, net includes interest income (net of interest expense) and foreign currency translation gains or losses.  Financial income, net also includes adjustments due to the impact of exchange rate differences on financial instruments. The increase in financial income, net of approximately $3.2 million from the year ended December 31, 1996 to the year ended December 31, 1997 is attributable primarily to income of approximately $2.7 million due to the impact of the exchange rate differences, primarily as a result of the strengthening of the U.S. dollar in overseas markets, and approximately $1 million income representing interest on bank deposits.

                  Other Income (Expense), Net. Other income for the year ended December 31, 1997 consists primarily of approximately $352,000 of net income attributable to the Company's disposition of its interest in ICTSAP, the Company's former Hong Kong affiliate. The decrease in other income, net of approximately $4.321 million for the year ended December 31, 1997, compared to the year ended December 31, 1996, is attributable primarily to a non-recurring transaction in fiscal year 1996. In November 1996, the Company disposed of its interest in Maman Cargo Terminal & Holding ("Maman"), realizing other income, net of approximately $4.65 million from such transaction.

                  Income Taxes. The Company's consolidated effective income tax rate in the year ended December 31, 1997 was 37.5% as compared to 6.4% in the year ended December 31, 1996. Such effective income tax rate increase is primarily attributable to the treatment of certain non-recurring transactions which reduced the effective income tax rate for the year ended December 31, 1996. The proceeds of the sale of the Company's Maman investment in 1996
(described above) were tax exempt. Additionally, in fiscal year 1996, the Company realized a tax benefit due to a reversal of a valuation allowance relating to the Company's Israeli subsidiary. Without giving effect to such transactions, the Company's consolidated effective income tax rate in the year ended December 31, 1996 would have been 37.1%. With respect to fiscal year 1997, the effective income tax rate for ICTS GmbH, was 60.0%, while the proceeds of the Company's divestiture of ICTSAP were tax exempt. Furthermore, approximately $1 million of income taxes for the year ended December 31, 1997 is attributable to the effect of exchange rate differences, as discussed above in Financial (Expenses) Income, Net. The Company's effective tax rate will also vary from period to period depending on the breakdown of earnings and losses among the various operating subsidiaries, the amount of management fees and royalties paid to ICTS by its subsidiaries and affiliates, the treatment of such items by the relevant tax authorities and income tax effects deferred from prior periods.

                  Equity in Results of Affiliates, Net. Equity in results of affiliates, net, for the year ended December 31, 1997, includes ICTS' share of the profits of (i) its Dutch affiliate, (ii) its Israeli affiliate, subsequent to the Company's acquisition of a 37% interest in such company in August, 1997 and (iii) ICTS GmbH, for the period January 1, 1997 until such company's consolidation with ICTS effective July 1, 1997. The carrying value of ICTS' share in ICTSAP was written down to $0 as of December 31, 1995. In December 1997, the Company sold its interest in ICTSAP. Equity in results of affiliates, net amounted to $121,000 in the year ended December 31, 1997 and $205,000 in the year ended December 31, 1996.

                  Net Income. As a result of the foregoing, the Company's net income decreased by approximately $2.8 million in 1997, from approximately $6.8 million in the year ended December 31, 1996 to approximately $4.0 million in the year ended December 31, 1997.


                  Liquidity and Capital Resources

         The Company's principal cash requirement is the payment of wages. Employees are typically paid during the first ten days of the month for the preceding month, while payments from customers are generally received within 30 days of the date of invoice. Working capital is financed primarily by cash from operating activities and, as necessary, by short-term borrowings. Due to the seasonality of the Company's business, working capital requirements are relatively higher during the summer months. For 1997 and 1998, net cash provided by operations was $3,318,000 and $117,000, respectively. Considering the prospective growth of the Company, additional working capital was needed.


         In 1998 the Company's investing activities consisted of the purchase of equipment, representing capital expenditures of $511,000, and the investment in the transactions discussed below. The Company's current primary sources of short-term liquidity and capital resources are cash flow from operating activities and short-term credit facilities of approximately $3.7 million. During 1998, the Company increased its long term loans by $5.0 million for the purpose of financing the acquisition of Huntleigh U.S.A. Corporation, which was realized on January 6,1999. After finalizing the divestment of ICTSAP, $1.0 million was received by the Company in 1998.

         Another cash outflow transaction during 1998 was the repurchase of the Company's shares in the amount of $1.2 million. The Company was authorized by its shareholders to expand up to $6,500,000 to repurchaser shares of its common stock in the open market at prices not to exceed $10.00 per share.

         The Company currently funds its activities with operating cash flow and bank borrowings at the subsidiary level, as well as the short-term credit facilities referred to above. There are no material commitments for capital expenditures.


         The Company believes that current cash balances, cash flow from operating activities and its bank facilities should be sufficient to fund continued expansion and to meet all its anticipated cash requirements for at least the next 12 months.


                  Strategic Investments

                  In January 1997 the Company purchased an 82.5% interest in Service Service, Inc. ("SSI") for approximately $700,000. SSI, a Chicago-based company provides passenger check-in services to American Airlines at O'Hare Airport. On February 25, 1999, the Company acquired the remaining 17.5% of SSI so that it became a 100% subsidiary.

                  In April 1997, the Company acquired 5% of FIS GmbH which resulted in the Company owning 50% of the outstanding equity in FIS GmbH. Subsequently, effective July 1, 1997, the Company acquired the remaining 50% of FIS GmbH. As a result of these transactions, effective July 1, 1997, the Company became the owner, directly and indirectly, of 100% of the equity of FIS GmbH.


                  In August 1997, the Company acquired 37% of the outstanding shares of Demco for approximately $1.2 million. In 1998, the Company sold slightly less than half of 18% Demco shares. Demco, a privately-held firm based in Israel, is engaged in the design, planning and implementation of, and provides consulting with respect to, emergency systems and contingency procedures for government agencies and large organizations.


                  In November 1997, the Company entered into the series of transactions discussed below with John Bryce Systems Ltd. and A.M.S. Advanced Maintenance Systems Ltd. ("A.M.S." and, together with John Bryce Systems Ltd., "John Bryce"), Israeli companies under common control. John Bryce is an Israel-based software specialist with a focus on the aviation industry. Each of the Company, the Company's Dutch affiliate and A.M.S. holds a one-third interest in the APS. In the initial transaction, in return for providing a guarantee of $225,000 of obligations of John Bryce and a payment of $25,000 to John Bryce, the Company acquired exclusive marketing rights for an airline operations control system and an aircraft maintenance management system developed by A.M.S. The Company subsequently made a commitment to provide up to $2.915 million of loans to John Bryce. Of such $2.915 million, the Company has made a $2.5 million, four-year loan to John Bryce and, in lieu of providing $200,000 of the $415,000 of additional loans which the Company had committed to provide to John Bryce, has guaranteed $200,000 of debt of John Bryce. In connection with such commitment, in November 1997 the Company acquired, for $500,000, a ten-year, interest-free bond of John Bryce with a face value at maturity of $1.062 million. The Company has also been granted a four-year option to purchase a 51% equity interest in John Bryce for an exercise price of $2.915 million (the "John Bryce Option"). Furthermore, under the terms of the bond purchase agreement, the previous holders of such bond have "put" options which may, under certain conditions, require the Company to purchase their respective equity interests in John Bryce, representing 24% of the equity of John Bryce (12% of the equity after giving effect to the exercise of the John Bryce Option) for up to $850,000 and the Company has a "call" option to purchase such interests for up to $1.05 million. The loans and the bond are collateralized by a second priority floating lien on John Bryce's assets. In connection with the foregoing, commencing November 1997, the Company is entitled to minority representation on the Board of John Bryce and, commencing January 1999, for so long as the Company's loans to John Bryce are outstanding and/or the John Bryce Option is in effect and unexercised, the Company will have the right to appoint the majority of the Board of John Bryce.

                           As of January 1, 1999 the Company acquired 80% of
the issued and outstanding capital stock of Huntleigh Corporation and has an option to acquire the remaining 20% at an agreed upon price formula. Huntleigh is a provider of aviation services in the United States.


         New Accounting Standards

                  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which requires entities, other than not-for-profit entities, to include details of comprehensive income that arises in the reported period. Comprehensive income consists of net income or loss for the current period and other comprehensive income - income, expenses, gains and losses that bypass the income statement and are reported directly in a separate component of equity. That statement is effective for the Company's fiscal years ending after December 31, 1997. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of Enterprises and Related Information" ("SFAS No. 131"), which is effective for the Company's fiscal year ending December 31, 1998. That statement changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports. The sole effect of the adoption of SFAS No. 130 and SFAS No. 131 is the obligation imposed on the Company to comply with the new disclosure requirements provided thereunder.

         Other Matters


                  The Company is in the process of identifying operating and application software problems related to the year 2000. The only production related computer based system that the Company uses are x-ray machines. The Company has been advised by the manufacturers of those machines that they are Y2K ready. The Company began its 2000 project in August 1998 and expects to be in full compliance by September 1999. The Company has budgeted $50,000 for its year 2000 project. The Company has received confirmation from most of its suppliers and customers as to their Y2K readiness. The Company also outsources a number of administrative functions to companies who have confirmed their Y2K readiness. The Company does not have any central systems or main frames that could be affected by the Y2K issue. While the Company expects to resolve year 2000 compliance issues substantially through normal replacement and upgrades of software, there can be no assurance that there will not be interruption of operations or other limitations of system functionality or that the Company will not incur substantial costs to avoid or remedy such limitations. Any failure to effectively monitor, implement or improve the Company's operational, financial, management and technical support systems, or any failure by a significant customer of the Company to effectively resolve such customer's year 2000 compliance issues, could have a material adverse effect on the Company's business and results of operations.

         On January 1,1999 the Euro was introduced in several countries in Europe. Since the Company has three years to convert its accounting systems, management information systems, billing and related financial reporting programs, the Company has established a policy of reviewing what other companies are doing to implement the changes required for the Euro introduction. The Company does not expect that when the Company changes over its accounting and other systems to accommodate Euro reporting and information retrieval that it will experience any significant problems in doing so and that the cost to do so will not be material.



                  Item 10.          Directors and Officers of Registrant.

                  ICTS has a Supervisory Board and a Management Board. The Supervisory Board has the primary responsibility for supervising the policies of the Management Board and the general course of corporate affairs and recommending that the shareholders adopt the annual financial statements of ICTS. The Management Board is responsible for the day-to-day operations of ICTS. Members of the Supervisory Board and the Management Board are appointed by the shareholders. Non-executive officers are appointed by and serve at the pleasure of the Management Board.

                  The members of the Supervisory Board are Boaz Harel,  Savinoam
Avivi, Natenel Rotem, Michael Barnea, Gerald Gitner and Amos Lapidot. The members of the Management Board are Lior Zouker and Ezra Harel. The Supervisory Board currently has two committees, an Audit Committee, whose members are Amos Lapidot, Savinoam Avivi, Michael Barnea and Gerald Gitner, and a Compensation Committee, whose members are Ezra Harel, Gerald Gitner and Michael Barnea. The Audit Committee is responsible for overseeing the Company's accounting, reporting and financial control practices. The Compensation Committee is responsible for overseeing director and executive officer compensation plans and arrangements.

                  The Articles of Association of ICTS provide for one or more members of the Management Board and one or more members of the Supervisory Board, but do not provide for a maximum number of members of such boards. The number of members of the Management Board and the Supervisory Board is to be determined by the general meeting of shareholders. Under the laws of The Netherlands and the Articles of Association, each member of the Supervisory Board and Management Board holds office until such member's resignation, death or removal, with or without cause, by the shareholders or, in the case of members of the Supervisory Board, upon reaching the mandatory retirement age of 72.
         Directors and Executive Officers

             The following  table lists the directors and executive  officers of
ICTS:
                           Age        Position

         Ezra Harel........48     Member of the Management Board
         Boaz Harel........35     Member of the Supervisory Board
         Savinoam Avivi....60     Member of the Supervisory Board
         Michael Barnea....43     Member of the Supervisory Board
         Natenel Rotem.....69     Member of the Supervisory Board
         Gerald Gitner ....53     Member of the Supervisory Board
         Amos Lapidot .....64     Member of the Supervisory Board
         Lior Zouker.......50     Member of the Management Board and
                                   Chief Executive Officer
         Yoav Navon .......48     Member of the Management Board, Chief
                                   Operating Officer and Vice
                                   President- Business Development
         Joseph Yahav .....42    Vice President- International
         Ranaan Nir........50    Chief Financial Officer, Vice
                                  President-Finance, and Treasurer
         M. Albert Nissim..65    Secretary

                  Ezra Harel is the controlling shareholder of Leedan, an investment holding company whose shares are listed on the Tel Aviv Stock Exchange. Mr. Ezra Harel has been the Vice Chairman of the Board of Directors of Rogosin Enterprises Ltd., an affiliate of Leedan ("Rogosin"), since 1994.
Rogosin is one of the largest independent manufacturers of tire cord in the world. He has also served as Chairman of the Board of Directors of Dash 200+ (a company involved with the conversion of Boeing 747 aircraft from passenger to cargo use) since 1991 and of Tuffy Associates Inc. (an automotive service franchise company) since 1993. Mr. Ezra Harel is the brother of Mr. Boaz Harel.

Boaz Harel has been the  Managing  Director of Leedan  since 1993.  From 1991 to
1993, he was founder and the Managing Director of Mashik Business and Development Ltd., an engineering consulting company. Since September 1996, and in addition to his capacity as the Managing Director of Leedan, Mr. Boaz Harel has relocated to New York and serves as the Chairman of ICTS USA (1994), Inc., the wholly owned U.S. subsidiary of the Company, and in this capacity is responsible for the business development of the Company in the U.S. Mr. Boaz Harel is the Chairman of Pioneer Commercial Funding Corp. ("Pioneer"), a publicly-traded mortgage warehouse lender, serving in such capacity since November 1996. Pioneer is an affiliate of Leedan. Mr. Boaz Harel is the brother of Mr. Ezra Harel.

                  Savinoam Avivi is currently a Member of the Executive Board and Vice President of Koor Industries Ltd. ("Koor"), having served in those capacities since 1988. Mr. Avivi also serves as a director of Home Centers (DVI) Ltd., a company publicly traded in Israel and an affiliate of Koor, and various subsidiaries of Koor. Koor is publicly traded on the New York and Tel Aviv Stock Exchanges and is the largest industrial conglomerate in Israel.

                  Michael Barnea has been a senior executive and a member of the Board of Directors of Leedan since 1994. From 1991 to 1994, he was a partner at the law offices of Zellermayer, Pelossof in Tel Aviv, Israel.

                  Gerald Gitner from 1991 to 1992, was the Vice Chairman of the Tribeca Corp. From 1992 until 1998 he was Chairman of Avalon

Group, Ltd., an investment banking firm and President of Avalon Securities Ltd., its affiliate and an NASD member broker-dealer. Since 1993, he is a director of Trans World Airlines, Inc. In February, 1997, he was appointed to serve as CEO and Chairman of Trans World Airlines, Inc. He served as CEO until March, 1999.


                  Amos Lapidot is a Lieutenant General (reserve) in the Israeli Defense Forces and has served in the past as Commander-in-Chief of the Israeli Air Force. Mr. Lapidot has been a Special Assistant to the Israeli Ministry of Defense since 1988. He has also been a director of El Al since 1995.


                  Nateniel Rotem served as Managing Director of Tower Air from September 1986 until September 1996.


                  Lior Zouker has been the Chief Executive Officer and a member of the Management Board of ICTS since January 1, 1996. From 1994 to 1995, he functioned as Chief Operating Officer of ICTS International B.V. and from 1991 to 1993, he served as Executive Vice President of ICTS Holland B.V.

                  Yoav Navon has been the Chief Operating Officer of the Company since January 1, 1996 and Vice President, Business Development since September 1996. From August 1994 to December 1995, he was a consultant on corporate development to certain affiliates of Leedan Business Enterprise Ltd., including ICTS International B.V. From 1992 to 1994, he was self-employed and from 1991 to 1992, he was the General Manager of Modular Ltd., a subsidiary of Malibu Ltd., an Israeli publicly-traded company in the modular home construction business. From 1993 to the present, Mr. Navon has been a director of Tuffy Associates Corp., a franchise company affiliated with Mr. Ezra Harel. Since August 1996, Mr. Navon has been a director of, and from time to time provides advisory and management services to, Leedan and certain of its affiliates. Mr. Navon became Chairman of John Bryce Systems Ltd., effective January 1, 1998.

                  Joseph Yahav has been Vice President, International of the Company since August 1995. From 1991 to 1995, he was Director of the Professional Department of the Company.

                  Ranaan Nir From 1994 to 1998, Mr. Nir served as the Chief Financial Officer of Netagco Holding B.V., a Dutch corporation engaged in the manufacture of agricultural machinery.


                  M. Albert Nissim has served as Secretary of the Company since January 1994. Mr. Nissim also serves as President of ICTS
USA (1994), Inc.  From 1994 to 1995, he functioned as the Managing

Director of ICTS International B.V. and from 1990 to the present, he has been Vice President and a director of Tuffy Associates Corp., a franchise company affiliated with Mr. Ezra Harel. Mr. Nissim is also a Managing Director of Leedan International Holdings B.V., an affiliate of Leedan and the largest shareholder of the Company. Mr. Nissim is the President of Pioneer Commercial Funding Corp., serving in such capacity since January 1997.


         Employment Contracts

                  On December 28, 1995, the Company entered into an employment contract with Lior Zouker, its Chief Executive Officer and a member of its Management Board, pursuant to which the Company agreed to employ Mr. Zouker in those capacities for a 30 month term. The contract was extended on November 25, 1997, effective January 1, 1998, for a period of three years. Pursuant to such contract, Mr. Zouker agreed to relocate his residence to Amsterdam and, in connection therewith, has obtained the requisite Dutch work permit. Pursuant to such contract, Mr. Zouker is entitled to a bonus which is calculated as a percentage of net income.

                  During 1998, the Company entered into an oral understanding with Mr. Ezra Harel for his services to the Company.

         Item 11.          Compensation of Directors and Officers.

                  The aggregate direct remuneration paid to all persons who functioned as directors and officers of the Company during the year ended December 31, 1998 was approximately $1.2 million. This figure does not include business expenses reimbursed to such persons. This figure includes approximately $16,000, which was set aside or accrued to provide pension, retirement or similar benefits. This figure also includes a bonus paid to Mr. Lior Zouker, the Company's Chief Executive Officer.

                  Each member of the Supervisory Board who is not an employee of the Company or Leedan receives an annual fee of $10,000 and a fee for each Board or committee meeting attended of $1,000.

         Item 12.          Options to Purchase Securities from Registrant or
Subsidiaries.

                  In 1995, ICTS adopted a share option plan (the "1995 Equity Incentive Plan") pursuant to which 600,000 Common Shares were reserved for issuance upon the exercise of options to be granted to employees, consultants and members of the Supervisory Board of the Company. The Supervisory Board of ICTS has established a Compensation Committee consisting of Ezra Harel, Gerald Gitner and Michael Barnea to administer such option plan. Such committee is empowered, among other things, to designate the optionees, dates of grant and the exercise price of options. The options will be for one to five-year terms and will be non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

                  As of the date of this Annual Report, ICTS has granted options to purchase 599,700 Common Shares, of which options to purchase 462,400 Common Shares have been granted to all directors and executive officers of the Company as a group, at exercise prices ranging from $6.50 to $10.75 per share under the 1995 Equity Incentive Plan. These options vest over various terms, ranging from immediately to five years. Outstanding options expire at various times, but not later than December 2002.

                  In addition to options granted or reserved for grant under the 1995 Equity Incentive Plan, during 1995 the Company also granted options to purchase 108,000 Common Shares at $7.00 per share to an unaffiliated consultant as partial consideration for his assistance in connection with the planning for the Company's initial public offering.

         Item 13.  Interest of Management in Certain Transactions.

                  During 1998, the Company purchased 300,000 shares of Common Stock of Pioneer Commercial Funding Corp.("Pioneer") from Leedan for a purchase price of $2.50 per share. Pioneer is a sister corporation through common ownership through Leedan.

                  During 1998, the Company sold to ICTS Global Security, B.V., an affiliated company, for $565,000 18% of the shares of Demco.

                  During 1998, the Company made loans to four officers of the Company aggregating $60,000.

                  During 1998, the Company entered into an oral agreement with Mr. Ezra Harel, a member of the Management Board, for his services to the Company.

                  During 1998, the Company accrued $166,000 to be paid as a success fee to three officers of the Company, in the aggregate, in connection with the Huntliegh acquisition.

                  During 1997, an affiliate of Leedan provided the Company with services relating to certain short-term investments made by the Company, for which such affiliate received fees aggregating $136,000.

                  In connection with the acquisition by the Company of 100% of the equity of ICTS GmbH and its wholly-owned subsidiary, FIS GmbH in July 1997, the Company paid to each of Ezra Harel and Leedan a fee of $150,000 and to Michael Barnea, a fee of $40,000, in consideration for investment advisory services rendered.

                  In connection with the acquisition by the Company of 37% of the equity in Demco in August 1997, the Company paid Leedan a fee of $50,000 in consideration for investment advisory services rendered.

                  In August 1997, the Company, as part of a group consisting of Leedan, Rogosin Development and Holdings Ltd. and Pioneer, each an affiliate of Leedan (the "Leedan Group"), invested in a joint venture, Bilu Investments Ltd. ("Bilu"). Bilu is engaged in the financing of real estate projects in Israel, primarily in the residential market. In consideration for a 6.16% equity interest in Bilu, the Company contributed $187,000 and has guaranteed $2,905,000 of debt obligations of Bilu.

                  In connection with the Company's investment in John Bryce, the Company paid Leedan a fee of $200,000 and, to an affiliate of Leedan, a fee of $30,000, in consideration for investment advisory services rendered.

                  In connection with the Company's divestiture of its interest in ICTSAP in December 1997, the Company paid Leedan a fee of $25,000 in consideration for investment advisory services rendered in connection therewith.

                  During   1996,   Leedan   provided   loans  to  the   Company.
Approximately $30,000 of interest pursuant to such loans was paid by the Company to Leedan in 1996. Commencing July 1996, there were no such loans outstanding.

                  ICTS has  granted  to  Leedan  the  right to  demand  on three occasions the registration of the Common Shares that Leedan owns, provided that such demands may not be made more than once in any twelve-month period. The first registration will be at the expense of ICTS and the two subsequent registrations will be at the expense of Leedan and any other selling shareholders. In addition, Leedan, Ezra Harel and Lior Zouker will have the right to have their shares included in future registration statements of ICTS. All such registration rights are subject to customary terms and conditions.


                  In 1996, the Company entered into a consulting arrangement with K-Mart to provide certain security services. Pursuant to such consulting arrangement, Avalon Group, Ltd., an investment banking firm for which Gerald Gitner, a director of the Company, previously served as Chairman, is entitled to a commission equal to 7.5% of the consulting fees payable to the Company.


                  Leedan provided ICTS advice and assistance with respect to the structuring and implementation of the IPO and the Offering. The out-of-pocket expenses incurred by representatives of Leedan in providing such services were paid directly by the Company.

                  During 1996 the Company paid four officers of the Company fees of $110,500 in the aggregate in consideration for investment advisory services rendered in connection with the Offering.

                  Shortly after the acquisition of the Company by Leedan in January 1994, Leedan granted to each of Messrs. Ezra Harel and Lior Zouker an option to purchase up to 20% of the shares of ICTS owned by Leedan. Mr. Harel subsequently transferred one-half of his option (relating to 10% of the shares of ICTS held by Leedan) to Mr. Amichay Wine. Immediately prior to the IPO, Messrs. Harel, Zouker and Wine exercised the options described in this paragraph.

                  In August 1996, TWA and the Company entered into an agreement whereby the Company would provide security services with respect to TWA flights departing from Paris, France. Such agreement may be terminated upon 90 days notice. Such agreement was negotiated on an arm's-length basis and provides for fees payable to the Company at market rates. Mr. Gerald Gitner, a member of the Supervisory Board of ICTS, is currently the Chief Executive Officer and a director of TWA. Mr. Gitner did not participate in the negotiation of such agreement in any manner.

                  During October and November 1996, the Company acquired a 20% interest in Maman Cargo Terminal & Handling ("Maman"), a publicly-traded Israeli company engaged in the business of cargo handling for Ben-Gurion Airport. The Company sold such interest on November 24, 1996 to a third party which became a stockholder in Maman after the Company acquired its position. In connection with such transaction, the Company agreed not to purchase shares of Maman for five years from the date thereof. The sale of such interest resulted in a net profit of approximately $4.65 million to the Company. In connection therewith, the Company paid to each of

Ezra Harel and Leedan a fee of $300,000 in consideration for investment advisory services rendered by each of them in connection with such transaction. In addition, with respect to the Maman transaction, the Company paid to Mr. Lior Zouker a bonus of $131,000 which was earned by Mr. Zouker pursuant to certain provisions of his employment agreement which provide for bonus payments based on net profits of the Company.

                  On December 31, 1996, effective as of September 1, 1996, the Company's wholly-owned U.S. subsidiary, ICTS USA (1994), Inc. entered into an employment agreement with Boaz Harel, a brother of Ezra Harel, pursuant to which the subsidiary employed Mr. Harel as Chairman for a one-year term during which Mr. Harel received approximately $124,000 in compensation. Said contract is automatically renewable for successive one-year terms unless terminated by either party on 90 days' notice.

                                     PART II


         Item 14.          Description of Securities to be Registered.

                  Not applicable.


                                    PART III


         Item 15.          Defaults Upon Senior Securities.

                  Not applicable.


         Item 16. Changes in Securities and Changes in Security for Registered Securities.

                  Not applicable.



                                     PART IV


         Item 17.          Financial Statements

                  The Company has elected, pursuant to instruction G(c) to Form 20-F, to provide financial statements pursuant to Item 18.

         Item 18.          Financial Statements

                  See Item 19(a).


         Item 19(a)  Financial Statements
                  Page



         ICTS INTERNATIONAL N.V.


         Report of Independent Auditors
         Consolidated Financial Statements:
         Balance Sheets as of December 31, 1998 and 1997
         Statements of Operations for the years ended December 1998, 1997 and 1996 Comprehensive Income Statement of Shareholders' Equity for the years ended December 31, 1998, 1997 and 1996 Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996 Notes to Financial
         Statements




       Procheck International B.V.

      Report of Independent Auditors
      Financial Statements
      Balance Sheets as of December 31, 1998 and 1997
      Statements of Operations for the years ended December 1998,  1997 and 1996
      Statement of  Shareholders'  Equity for the years ended December 31, 1998,
      1997 and 1996  Statements  of Cash Flows for the years ended  December 31,
      1998, 1997 and 1996 Notes to Financial Statements



         Item 19(b)  Exhibits

         1.    Articles of Association of the Company.*

         2.    Speciman of the Company's Common Stock.*


         * 23.1 Consent of Kesselman & Kesselman
         * 23.2 Consent of PriceWaterhouseCoopers N.V.

         *        Filed herewith.





                                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




      F-2        Report of Independent Auditors................................
                 Consolidated Financial Statements:
      F-3        Balance Sheets as of December 31, 1998 and 1997..............
      F-4        Statements of Operations and Comprehensive Income for the years ended December 1998, 1997 and 1996
      F-5        Statements of Changes in Shareholders' Equity for the years ended December 31, 1998, 1997 and 1996......
      F-6        Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996.............................
    F-7-F-24     Notes to Financial Statements................................



                 Procheck International B.V.
      F-25        Report of Independent Auditors..............................
                  Financial Statements
      F-26             Balance Sheets as of December 31, 1998 and 1997........
      F-27             Statements of Operations for the years ended December 1998, 1997 and 1996...............................
      F-28             Statement of Shareholders' Equity for the years ended December 31, 1998, 1997 and 1996..................
      F-29             Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996...............................
   F-30-F-38           Notes to Financial Statements...........................................................................













REPORT OF INDEPENDENT AUDITORS


To the Shareholders of ICTS INTERNATIONAL N.V.

We  have  audited  the   accompanying   consolidated   balance  sheets  of  ICTS
INTERNATIONAL  N.V. and its subsidiaries ("the Company") as of December 31, 1998
and  1997,   and  the  related   consolidated   statements  of  operations   and
comprehensive income, Changes in Shareholders' equity and cash flows for each of the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards.
Those standards  require that we plan and perform the audit to obtain reasonable
assurance   about  whether  the  financial   statements  are  free  of  material
misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the  accounting  principles  used and  significant  estimates  made by management,  as well as evaluating the overall financial statement presentation.
We believe that our audits provide a fair basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1998 and 1997, and the consolidated results of its operations, changes in shareholders' equity and its cash flows for each of the years ended
December 31, 1998, 1997 and 1996, in conformity with accounting principles generally accepted in the United States.




Ramat Gan, Israel                                                    Kesselman & Kesselman
March 15, 1999                                                       Certified Public Accountants (Isr.)









                                                 ICTS INTERNATIONAL N.V.
                                               CONSOLIDATED BALANCE SHEETS
                                          (US $ in thousands, except share data)

                                                                                     December 31,
                                                                            ------------------------------

                                                                                 1998              1997
                                                                            --------------     -------------
                                  ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2d).........................................$..11,273          $  13,699
Time deposits  and  marketable securities (Note 3) .........................    5,300              3,301
Accounts receivable - trade.................................................   10,454              8,627
Short-term loans and current maturities (Notes 4, 7and 9)                       1,080              1,043
Other current assets........................................................    1,965              1,967
                                                                            --------------     -------------
Total current assets........................................................   30,072             28,637
INVESTMENTS:
Investments in affiliates (Note 6)..........................................    1,156              2,000
Other investments (Note 7).................................................   .10,276              3,621
                                                                            --------------     -------------
                                                                               11,432              5,621
PROPERTY AND EQUIPMENT (Note 8):
Cost.......................................................................    .3,771              3,286
Less - accumulated depreciation.............................................    1,817              1,386
                                                                            --------------     -------------
                                                                                1,954              1,900
LONG-TERM RECEIVABLE,
net of discount and current maturities (Note 9).............................      176                163
DEFERRED INCOME TAXES (Note 16)............................................     1,367                657
GOODWILL, net of accumulated amortization of $1,435 in 1998 and $872
in 1997 (Note 2g).........................................................      8,582              8,542
OTHER ASSETS AND DEFERRED CHARGES................................                 249                199
                                                                               10,198              9,398
                                                                            --------------     -------------
Total assets..............................................................   $ 53,832           $ 45,719
                                                                            ==============     =============

                   LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank debt (Note 10)..............................................$  3,663           $  1,987
Current maturities of long-term debt (Note 12)..............................     562                277
Accounts payable - trade..................................................     1,421              1,516
Accrued expenses and other liabilities (Note 11)............................   9,804              8,952
Total current liabilities...................................................  15,450             12,732
                                                                            --------------     -------------
LONG-TERM DEBT, net of current maturities (Note 12).....................       6,174              1,607
ACCRUED SEVERANCE PAY (Note 13)............................................    1,309              1,248
Total long-term liabilities.................................................   7,483              2,855
                                                                            --------------     -------------
COMMITMENTS  AND CONTINGENT LIABILITIES  (Note 14)
SHAREHOLDERS' EQUITY:
Share capital:
Common  shares,  par  value - NLG 1 per  share,  17,000,000  shares  authorized;
6,569,480 issued and outstanding shares in 1998 and
1997........................................................................   3,564              3,564
Additional paid-in capital..................................................  19,090             19,090
Retained earnings...........................................................  12,435             11,553
Cumulative other comprehensive loss.........................................  (2,968)            (4,075)
                                                                              32,121             30,132
Treasury stock, 209,400 common shares, at cost,........................       (1,222)               -

                                                                              30,899             30,132
Total liabilities and shareholders' equity..................................$ 53,832           $ 45,719
                                                                            ==============     =============

                         The  accompanying  notes  are an  integral  part of the
financial statements.



                                                 ICTS INTERNATIONAL N.V.
                              CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                        (US $ in thousands, except per share data)


                                                                                    Year ended December 31,
                                                                          --------------------------------------------

                                                                               1998              1997               1996
                                                                          --------------     -------------      -------------

Revenues..................................................................$  64,130          $  53,798           $38,943
Cost of revenues..........................................................   54,109             45,016            32,610
                                                                          --------------     -------------      -------------
Gross profit..............................................................   10,021             8,782              6,333
Amortization of goodwill..................................................      485               321                154
Selling, general and administrative expenses..............................    6,838             5,994              4,099
                                                                          --------------     -------------      -------------
Operating income..........................................................    2,698              2,467             2,080
Interest income...........................................................    1,149              1,253               520
Interest expense..........................................................     (533)              (396)             (402)
Exchange rate differences.................................................   (1,106)             2,732               263
Other income (expense), net (Note 15)....................................      (703)               226             4,547
                                                                          --------------     -------------      -------------
Income before income taxes and equity in results of affiliates............    1,505              6,282             7,008
Income taxes (Note 16)....................................................     (837)            (2,357)             (449)

                                                                          --------------     -------------      -------------
Income before equity in results of affiliates.............................      668              3,925              6,559
Equity in results of affiliates, net (Note 6).............................      214                121                205
Net income.................................................................$    882         $    4,046           $  6,764
Other comprehensive income (loss):
   Translation adjustments................................................    1,830             (4,035)              (769)

   Unrealized gains (losses) on marketable securities.....................     (723)                 20                 -
Other comprehensive income (loss)                                             1,107              (4,015)              (769)
Comprehensive income                                                       $  1,989         $        31          $   5,995

                                                                          ==============     =============      =============
Earnings per common share  - basic (Note 2j)...............................$   0.14         $      0.62          $    1.35


                                                                          ==============     =============      =============
Earnings per common share - diluted (Note 2j).......................       $   0.14         $     0.61           $    1.33


                                                                          ==============     =============      =============


                         The  accompanying  notes  are an  integral  part of the
financial statements.







                                                 ICTS INTERNATIONAL N.V.
                                CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                          (US $ in thousands, except share data)

                                                                                       Accumulated
                                                                                          Other
                                                         Additional       Retained     comprehensive
                      Share capital                       paid-in          Earnings          income         Treasury
                         Common           Amount           capital                            (loss)         stock            Total
                         shares
                       -----------      -----------     -------------     ----------
Balance at January 1,
 1996                     4,000,000      $   2,063     $     431           $  743      $     709          $     -         $   3,946

Changes during 1996:
 Initial Public Offering..1,500,000            878         7,322                                                              8,200
 Second Public Offering...1,065,000            621        11,311                                                             11,932

 Comprehensive Income:
  Net income............                                                     6,764                                            6,764
  Other comprehensive income:
   Translation adjustments...                                                               (769)                              (769)
 Comprehensive Income                                                                                                         5,995

Balance at
 December 31, 1996........6,565,000         3,562          19,064            7,507           (60)                  -         30,073

Changes during 1997:
 Stock options exercised.. .. 4,480            2               26                                                               28

 Comprehensive Income:
  Net income................                                                 4,046                                            4,046
  Other comprehensive income:
   Translation adjustments.............                                                    (4,035)                           (4,035)
      Unrealized gains on marketable
      securities..............................                                                 20                                20

 Comprehensive Income                                                                                                            31

Balance at December 31, 1997...6,569,480     3,564           19,090         11,553          *(4,075)                 -       30,132

Changes during 1998:
 Common stock repurchased.....  (209,400)                                                                        (1,222)     (1,222)

 Comprehensive Income:
  Net income...................                                                882                                              882
  Other comprehensive income:
   Translation adjustments......                                                             1,830                            1,830
      Unrealized losses on marketable
      securities...............                                                              (723)                             (723)

 Comprehensive Income                                                                                                         1,989
Balance at December 31, 1998...6,360,080    $3,564         $19,090         $12,435         $*(2,968)       $  (1,222)       $30,899
                         ===========      ===========     =============     ==========      ==============   =========== ===========

* Comprises as follows:


                                                                                 December 31,

                                                                            1998              1997

Cumulative translation adjustments                                        (2,265)          (4,095)
Cumulative unrealized gains (losses) on marketable securities             (703)            20
                                                                          (2,968)          (4,075)
                                                                          ===========      ============


The accompanying notes are an integral part of the financial statements.






ICTS INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US $ in thousands)


                                                                              Year ended December 31,
                                                                     -----------------------------------------

                                                                        1998             1997      1996
                                                                     ----------      ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year..............................................$   882         $   4,046    $  6,764

Adjustments   to  reconcile  net  income  to  net  cash  provided  by  operating activities:

Depreciation and amortization........................................    938             680            423
Deferred income taxes................................................   (628)          1,207           (115)
Increase in accrued severance pay....................................     1              177            138
Loss (gain) on sale of equipment ....................................     3               2             (6)
Gain on sale of investment in affiliate ...........................       -             (352)             -

Realized loss (gain) on marketable securities and exchange rate
  loss (gain) on loans ..............................................   118           (1,339)        (4,661)

Write off of loans                                                      410             -                 -
Imputed interest income..............................................    (8)           (16)             (62)
Equity in results of affiliates......................................  (214)           (121)           (188)
Changes in assets and liabilities:
Accounts receivable..................................................(1,513)         (1,076)         (2,473)
Other current assets................................................    195            (305)           (399)
Long-term debt.....................................................                      -             (178)
Accounts payable.....................................................   (94)           (224)             667
Accrued expenses and other liabilities..............................    461             639            1,273
                                                                     ----------      ------------   -------------
Net cash provided by operating activities............................   551           3,318            1,183
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of time deposits and marketable securities..................(5,300)         (7,025)           (8,874)
Purchase of short-term investments..................................    -                -            (16,605)
Proceeds from sale of short-term investments........................  3,233           12,906           21,614
Other investments....................................................(6,945)          (3,491)               -
Purchase of equipment................................................  (511)            (682)             (552)
Short-term loans......... ...........................................  (600)          (1,036)               -
Collection on short-term loans............ .......................... 1,436              332                -
Acquisitions net of cash acquired (*)................................   (38)          (4,214)               -
Proceeds from sale of investment in affiliates......................     -               89                 -
Investments in affiliates............................................  (205)           (1,769)             13
Collection on long-term receivable...................................     -               217             219
Proceeds from sales of equipment.....................................    54                39              34
Decrease (increase) in other assets..................................   (45)               51            (131)
                                                                     ----------      -------------     -------------
Net cash used in investing activities...............................  (8,921)          (4,583)         (4,282)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares...................................................    -               -             18,780
Stock option exercise................................................    -               28               -
Repurchases of common shares......................................... (1,222)             -               -
Proceeds from long-term borrowings...................................  5,056            188               204
Payments on long-term borrowings.....................................   (289)          (592)             (141)
Increase (decrease) in net borrowings under short-term bank facilitie  1,543          1,397              (798)
                                                                     ----------      -------------     -------------
Net cash provided by financing activities...........................   5,088          1,021             18,045
EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON CASH
AND CASH EQUIVALENTS.................................................    856         (2,423)              (479)
                                                                     ----------      -------------     -------------
Increase (decrease) in cash and cash equivalents..................... (2,426)        (2,667)             14,467
Balance of cash and cash equivalents at beginning of year             13,699         16,366               1,899
                                                                     ----------      -------------     -------------
Balance of cash and cash equivalents at end of year..................$11,273       $ 13,699        $      16,366
                                                                     ==========      =============     =============

Supplemental disclosures of cash flow activities: Cash paid during the year for:
Interest.............................................................$   346       $    227        $         188
Taxes on income......................................................$ 1,235       $  1,119        $         290
                                                                     ==========      =============     =============
Supplemental disclosures of non-cash investing and financing activities:

Deferred income taxes due to offering costs, credited to additional paid $ -       $     -         $        1,908
in capital                                                           ==========      =============     ============

Non-cash offering costs..............................................   $  -       $      -        $           556
Non-cash costs of short-term investments............................. ..$  -       $      -        $           357
Conversion of current liabilities to long-term debt.....................$  -       $      780      $             -
                                                                     ==========      =============     =============
Selling of an investment in affiliate for US dollar loan ............   $ 565      $        -      $             -
                                                                     ==========      =============     =============
(*) Acquisitions, net of cash acquired (divestitures, net of cash sold) (Note 5)
Assets and liabilities of the subsidiaries at date of acquisition (sale):
Working capital, excluding cash and cash equivalents.................$ (129)        $ (1,781)
Property, equipment and investments.................................    (22)             889
Other investments....................................................    -               133
Other assets.........................................................    -                89
Long-term liabilities................................................    -              (816)
Accrued severance pay................................................    -              (150)
                                                                     ----------
                                                                      (151)           (1,636)
Liability assumed....................................................   -               (330)
Decrease in long-term receivable.....................................   -               (691)
Increase in other investments                                          189                -
Excess of cost over fair value upon acquisition......................   -               6,871
Cash sold and cash paid for acquisitions, net of cash acquired.......$ 38             $ 4,214
                                                                     ==========      =============

The accompanying notes are an integral part of the financial statements.






                                                  ICTS INTERNATIONAL N.V.
                                               NOTES TO FINANCIAL STATEMENTS
                                                    (US $ in thousands)
NOTE 1 - GENERAL

a.  Operations

     ICTS INTERNATIONAL N.V. ("ICTS"), its subsidiaries and affiliates (all referred to herein as "the Company") is a leading provider of enhanced aviation security services. The Company primarily serves the Western European operations of the major US carriers. The Company's principal service is the implementation of passenger risk evaluation and classification procedures, generally described as "Advanced passengers screening." The Company is also engaged in security consulting, training and auditing for airlines and airports and in the provision of other security services.

     The Company's predecessor,  International  Consultants on Targeted Security
HOLLAND B.V. ("ICTS  HOLLAND"),  was founded in the  Netherlands in 1987.  Until
1994, subsidiaries and affiliates of ICTS HOLLAND (20% of which is owned indirectly by each of Mr. Ezra Harel and Mr. Lior Zouker) conducted the business in which the Company is currently engaged. In connection with the acquisition of the Company by Leedan Business Enterprise Ltd. ("Leedan"), as of January 1,
1994, ICTS HOLLAND's interest in its subsidiaries and affiliates (other than three insignificant subsidiaries) was transferred to ICTS International B.V.
("ICTS International"), which became an indirect wholly-owned subsidiary of Leedan. As of January 1, 1996, ICTS acquired all of the assets and assumed all of the liabilities of ICTS International in exchange for shares of common stock which would result in its owning 4,000,000 shares of common stock. As discussed in Note 1b below, the January 1, 1996 exchange was treated similar to a recapitalization.

b.  Basis of Presentation

     The cost of the acquisition at January 1, 1994 of $2,494, which was paid by Leedan to ICTS HOLLAND, has been "pushed down" to the financial statements.

     Since the recapitalization of January 1, 1996 was among companies under common control, the assets, liabilities and operating results have been presented in the accompanying consolidated financial statements at ICTS' carrying value, as if the recapitalization had occurred as of the date ICTS acquired the operations (January 1, 1994) as described above.

C. Definitions

       1. Subsidiaries are companies which are controlled by ICTS through majority voting ownership.
     2.Affiliates are companies which are not subsidiaries, in which ICTS has voting rights giving significant influence over the operating and financial policies of these companies. Investments in affiliates are accounted for by the equity method.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  The significant accounting policies, applied on a consistent basis, are as follows:

a.  Financial statements in US dollars

     The  accompanying  financial  statements  have been  prepared in US dollars
("dollar"  or  "$").   Substantially  all  of  the  revenues  of  ICTS  and  its
subsidiaries are received,  and  substantially  all of their operating costs are incurred,  in  local  currencies.  The  functional  currencies  of ICTS  and its subsidiaries are the local currencies in which each such entity operates.  Their financial  statements  are  translated  into US dollars in  accordance  with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No.
52. Assets and liabilities of the Company are translated  from their  respective currencies to U.S dollars at year-end  exchange rates.  Income and expense items are translated at average exchange rates during the year.







                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                                   (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

a.  Financial statements in US dollars (continued)
Gains or losses resulting from translation are included as a separate component of other comprehensive income. Cumulative translation adjustments are reflected in a separate component of shareholders' equity, under "cumulative other comprehensive loss". Thus, any significant fluctuation in the currency exchange rates between the Western European currencies and the US dollar will affect the Company as follows: balances which are denominated in US dollars will affect the result of operations but will have no effect on the financial position; balances which are denominated in Western European currencies will affect the Company's financial position and will have no effect on its result of operations. As of December 31, 1998 and 1997, most of the Company's current assets are kept in US dollars.
     Under the laws of The  Netherlands,  dividends may be paid in any currency.
Although ICTS does not presently intend to pay or declare cash dividends on its common shares in the foreseeable future, in the event that such a cash dividend is declared, ICTS intends to pay it in US dollars, which is the Company's reporting currency.

b.  Derivatives
ICTS enters into forward exchange and currency option contracts to hedge its deposits, which are denominated in US dollars. Gains and losses on these contracts are recognized in income commensurate with the results from those assets; balances receivable or payable in respect of such derivatives are included in the balance sheets among current assets or liabilities, as appropriate. Cash flows from derivatives are recognized in the statements of cash flows together with results from the hedged item.

The net premiums received for currency options are presented in the balance sheets among accrued expenses and other liabilities and credited to financial income over the term of the options.

c.  Revenue recognition
Revenue is recognized upon rendering of service.

d.  Cash equivalents
     The  Company  considers  all  highly  liquid  investments,   which  include
short-term  bank deposits (up to three months from date of deposit) that are not restricted  as to  withdrawal  or use,  short-term  government  bonds  and other marketable government debentures, the period to maturity of which did not exceed three months at time of investment, to be cash equivalents

e.  Marketable securities
    1. Marketable securities
         Marketable  securities and other  investments,  which are classified as available-for-sale  securities,  are stated at market value.  The difference between the market value of those securities and their cost is recorded as a
    separate  component  of  other  comprehensive  income.   Governmental  bonds
    held-to-maturity are carried at amortized cost.

    2. Other investments
    Investments in a less than a 20% - owned privately-held companies, are stated at cost.

f.  Property and equipment
     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The estimated useful life used in determining depreciation is as follows:


                                                                        Years
Equipment and facilities.....................................          4 - 10
Vehicles.....................................................          4 - 5
Rented property..............................................            23
Office furniture and equipment................................         5 - 10







                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                                   (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.       Goodwill

     Goodwill represents the excess cost of acquired businesses over the fair value of their identifiable net assets, at acquisition dates. Goodwill is amortized by the straight-line method primarily over 20 years, based on the businesses established position in their industries. Management reviews the valuation and amortization of goodwill, on an ongoing basis, to determine possible impairment, by comparing the carrying value to the non-discounted cash flows of the related assets. Should the company determine that goodwill is impaired, it will adjust the goodwill to reflect the fair value at that time.

h.  Principles of consolidation:

1. The consolidated financial statements include the accounts of ICTS and its subsidiaries. Significant inter-company accounts and transactions have been eliminated.

2. As discussed more thoroughly in Note 5, in July 1997 the Company increased its ownership in its German affiliate to 100%. As a result, commencing July 1, 1997, the Company has consolidated the accounts of the German company. Until that date, the results of the German affiliate were included on the equity method.

i.  Investments in affiliates
      Investments in affiliates are accounted for by the equity method.

j.  Earnings per share

     Earnings per share (EPS) are presented  according to SFAS No. 128. Earnings per common share (basic EPS) are computed  based on the weighted  average shares outstanding  during each year and giving  retroactive  effect for the  4,000,000 shares  and the  recapitalization  of the  Company  described  in Note 1, net of treasury stock.  Earnings per common share (diluted EPS), are computed by taking into account the dilutive effect of the stock options described in Note 21.

k.  Income taxes

     Income taxes are created in accordance with SFAS No. 109, "Accounting for Income Taxes" which requires recognition of deferred income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between income tax bases of assets and liabilities and their reported amounts in the financial statements, and to tax loss carryforwards. Measurement of deferred tax liabilities and assets is based on provisions of the enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits the realization of which is not considered likely, based on available evidence.

      Deferred  tax   liabilities  and  assets  are  classified  as  current  or non-current,  based on the  classification of the related asset or liability for financial reporting,  or according to the expected reversal date of the specific temporary  differences,  if not related to an asset or liability  for  financial reporting.

l.  Fair value of financial instruments

     Based on borrowing rates currently  available to the Company for bank loans with similar terms and  maturities,  the fair value of the Company's  short-term and long-term debt  approximates the carrying value.  Furthermore,  the carrying value of other  financial  instruments  potentially  subject to  valuation  risk
(principally  consisting  of  cash  and  cash  equivalents,  time  deposits  and
marketable   securities,   accounts   receivable  and  accounts   payable)  also
approximates fair value. Certain financial  instruments,  included in short-term loans and other investments, do not have quoted market prices and accordingly, a reasonable  estimate of fair market  value could not be made  without  incurring excessive  costs.  However,  the Company  believes  that, by reference to stated
interest rates, the fair value of the assets would not differ significantly from carrying value.






                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                                   (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

l.  Fair value of financial instruments (continued)


The Company guarantees debts of third parties (Notes 7 and 14). Due to the absence of any market for these financial instruments, the Company does not believe it is practicable to estimate their fair value.

m. Treasury stock

   Common  shares   repurchased   by  ICTS  are  presented  as  a  reduction  of
"shareholder's equity", at their cost to ICTS, under "treasury stock".

n. Comprehensive income

In 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income", which was issued in June 1997. SFAS No. 130 requires the reporting and display of comprehensive income and its components. In addition to net income the comprehensive income of the Company includes two items of other comprehensive income: foreign currency translation adjustments and unrealized gains and losses on available-for-sale marketable securities.

NOTE 3 - TIME DEPOSITS AND MARKETABLE SECURITIES

Time deposits and marketable securities are comprised of the following:

                                                                                                   December 31,
                                                                                        ----------------------------------

                                                                                             1998                   1997
                                                                                        ---------------        --------------
Time deposits, US dollar-denominated....................................................$     4,674            $   2,218
Governmental bonds, held to maturity....................................................         39                  181
Marketable securities...................................................................        587                  902
                                                                                        ---------------        --------------
                                                                                        $   5,300              $   3,301
                                                                                        ===============        ==============

As of December 31, 1998 time deposits of $74 and governmental bonds of $39 are pledged as collateral for the Company's obligations to a lessor; in addition, time deposits of $4,600 and marketable securities of $580 are pledged as collateral for short-term loans and third party bank guarantees.

NOTE 4 - SHORT-TERM LOANS AND CURRENT MATURITIES


Comprised of the following:

                                                                Interest rate as of
                                                                December 31,                         December 31,
                                                                                          -----------------------------------

                                                                       1998                     1998                  1997
                                                                                          ----------------        -------------
US dollar denominated short-term loans
    A.M.S. Advanced Maintenance Systems Ltd. ("A.M.S";
       Note 7)                                                            7%               $    103                -

    Related company                                                                             100                -
    Non-negotiable promissory notes                                       -                     -                 1,043
                                                                                                203               1,043
Current maturities of long-term loans and receivable                                            877                 -
                                                                                          $   1,080               $ 1,043
                                                                                          ================        =============





                  NOTE 5 - TRANSACTIONS REGARDING CERTAIN SUBSIDIARIES

a.       In  November  1994,  ICTS  sold  55% of ICTS  Consultants  on  Targeted
         Security GmbH (ICTS GmbH) for $1,277.  During April and July 1997, ICTS
         reacquired the 55% interest in ICTS GmbH for $6,052. The purchase price exceeded  the  fair  value  of 55% of the net  assets  of ICTS  GmbH by
         $5,692, which was allocated to goodwill.  The operating results of ICTS
         GmbH  have  been  included  in  the  Company's  consolidated  financial statements since July 1, 1997.
b.       On  January  15,  1997,  the  Company,   through  its  US  wholly-owned
         subsidiary,  acquired  82.5%  of  the  outstanding  shares  of  Service
         Service, Inc. ("SSI"), an Illinois corporation,  for $543. The purchase price  exceeded  the fair  value of 82.5% of the net  assets  of SSI by approximately $450, which was allocated to goodwill.
c.       As of January 1998, ICTS sold 100% of  Trainsoft Ltd., an Israeli subsidiary, to A.M.S. for $189.
d.       As to an acquisition of a subsidiary in January 1999 - see Note 23.

NOTE 6 - INVESTMENTS IN AFFILIATES

Investments are comprised of the following:                                                         December 31,
                                                                                          --------------------------------

                                                                                              1998                  1997
                                                                                          -------------        --------------
Investment in 49% of Procheck International B.V. (PI) (1997 - 46.6%), including unamortized
goodwill of  $206 and $151 for  December 31, 1998 and 1997,                               $       339          $       268
respectively...................................................................
Investment in 37% of Demco Consultants Ltd., including unamortized goodwill
   of  $771 (a)................................................................                    -                 1,162
Investment in 33% of a joint venture (b).......................................                   817                  570
                                                                                          $     1,156          $     2,000
                                                                                          =============        ==============
(a.) In August 1997, the Company acquired 37% interest in Demco Consultants Ltd.
("Demco"),  a privately-held  company based in Israel,  for $1,199. The purchase price exceeded the fair value of 37% of the net assets of Demco by approximately
$805, which was allocated to goodwill.  In January 1998, the Company sold 18% of
Demco  to a  related  company  for  its  carrying  value -  $565.  As a  result, commencing  January 1, 1998, the Company ceased to account for the investment in the remaining 19% of Demco by the equity method,  and this  investment is stated
at cost and is included as other investments (Note 7).

(b) In 1997, the Company, together with its affiliate PI and A.M.S, have signed an agreement to set up a joint venture in which each party has 33% interest. The joint venture has not been established yet. Accordingly, such investment represents amounts invested by the Company.


Equity in results of affiliates included in the consolidated statements of operations, is comprised of the following:


                                                                            ----------------------------------------------
                                                                                       Year ended December 31,
                                                                            ----------------------------------------------

                                                                                 1998               1997               1996
                                                                            --------------      -------------      -------------
Procheck International B.V.   ...........................................   $    214           $     96           $     145

Demco Consultants Ltd.   ................................................         -                 (20)                 -
ICTS Consultants on Targeted Security GmbH (Note 5) ......................        -                  45                 60
                                                                            $    214           $    121           $    205
                                                                            ==============      =============      =============
Equity in results of affiliates is shown net of amortization of goodwill.

Set forth below is summarized financial data of Procheck International B.V. and ICTS Consultants on Targeted Security GmbH:

                                                                                     December 31,
                                                                            -------------------------------

Procheck  International B.V.                                                     1998               1997
----------------------------
                                                                            --------------      -------------
Balance Sheet Data:
Current assets..........................................................    $     889         $       772
Non-current assets......................................................          118                 88
Current liabilities.....................................................          738                608
Shareholders' equity.............................................                 270                252







                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                                   (US $ in thousands)

NOTE 6 - INVESTMENTS IN AFFILIATES (continued)

                                                                                       Year ended December 31,
                                                                            ----------------------------------------------

                                                                                 1998               1997               1996
                                                                            --------------      -------------      -------------
Operating Data:
Revenues................................................................    $   1,910               1,438          $   1,768
Gross profit............................................................          710                 345                477
Net income..............................................................          471                 227                319


                                                                                Year ended December 31,
                                                                            -------------------------------

ICTS Consultants on Targeted Security GmbH                                       1997               1996
Operating Data: (*)
Revenues................................................................    $  12,850              $14,200
Gross profit............................................................        2,257                2,057
Net income..............................................................          373                  256

(*) As mentioned in Note 5, in July 1997, the Company increased its interest in ICTS GmbH to 100%. Revenues, gross profit and net income from January 1, 1997 through June 30, 1997 amounted to $6,396, $1,125 and $175, respectively.

NOTE 7 - OTHER INVESTMENTS

Other investments are comprised of the following:

                                                                                     December 31,

U.S. dollar-denominated loans:                                                   1998               1997
                                                                            --------------
 John Bryce (a)
    Bearing 7.5% interest..............................................      $  3,302          $  2,734
    Bearing 6.0% interest..............................................           191
    Bonds..............................................................           547               547
                                                                            --------------
                                                                                4,040             3,281
 Related company (b)                                                              465               -
                                                                                4,505             3,281
 Less-current maturities                                                         (869)              -
Total U.S. dollar-denominated loans (*)                                         3,636             3,281
Cash held for acquisition of 80% of Huntleigh Corporation and acquisition
costs (Note 23)................................................                 5,434                 -
Investment in 5.4% of Pioneer Commercial Funding Corp. (c).........               189                 -
Investment in 19% of Demco Consultants Ltd. ................................      639                 -
Investment in 9.3% of Bilu Investments Ltd. (1997 - 6.0%) (d).......              302                187
Severance Pay fund..........................................................       76                153
                                                                            $  10,276           $  3,621
                                                                            ==============      =============

                      (*) The loans and bonds mature in the following years after December 31, 1999:


2000......................................................................  $    829
2001......................................................................     2,172
2002......................................................................        46
2003 .....................................................................        54
2004 and thereafter ......................................................       535
                                                                          $    3,636
                                                                          ==============








                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                                   (US $ in thousands)


NOTE 7 - OTHER INVESTMENTS (continued)

(a) In 1997 and 1998, ICTS lent $2,915 to A.M.S.  Advanced  Maintenance  Systems
Ltd.  and John Bryce  Systems  Ltd.,  Israeli  companies  under  common  control
(hereinafter together - "John Bryce"). ICTS also acquired, for $500, a ten-year zero-coupon bond of John Bryce, with a face value at maturity of $1,062. ICTS has also been granted a four-year option to purchase a 51% equity interest in John Bryce for an exercise price of $2,915. Furthermore, under the terms of the bond purchase agreement, the previous holders of such bond have "put" options which may, under certain conditions, require ICTS to purchase their respective equity interests in John Bryce, representing 24% of the equity of John Bryce, for up to $850. ICTS also has a "call" option to purchase such interests for up to $1,015. Since the shareholder was under liquidation and receivership, the above- mentioned agreements were granted court approval. Regarding legal proceedings in connection with ICTS' option, see Note 14.

The loans and the bond are collateralized by a second priority floating lien on John Bryce's assets. Through December 31, 1998, ICTS was entitled to minority representation on the Board of Directors of John Bryce. Commencing January 1999, for as long as the loans to John Bryce are outstanding or the above option of ICTS is in effect and unexercised, ICTS has the right to appoint the majority of the Board of Directors of John Bryce.

Costs of $281 related to the agreements, have been reported as part of the loan and bond balances. Interest of $159 was incurred during 1998.

The $191 loan is the result of the sale of Trainsoft Ltd. (Note 5).

The $465 loan to related company is the result of the sale of Demco. (Note 6).

In March 1998, ICTS acquired 5.4% of Pioneer Commercial Funding Corp. (Pioneer) from Leedan International Holding B.V, a subsidiary of Leedan. Pioneer is a publicly held company which securities are traded on NASDAQ. ICTS acquired the shares for $750, which was the market value on that date. Management of the Company is of the opinion that the decrease in the market value of these shares, which occured since their acquisition is temporary. The shares are restricted under Rule 144 of the Security and Exchange Commission.

Bilu is a privately held company based in Israel. ICTS acquired the shares from Rogosin Development and Holding Ltd. ("Rogosin") an affiliated company of Leedan. Rogosin and Leedan held another 24% in Bilu. In January 1998, ICTS acquired additional 3.3% in Bilu Investments Ltd. ("Bilu") for $95. In addition to the above-mentioned investments, ICTS has guaranteed $2,905 of Bilu's obligations, out of this amount $ 1,800 was given on behalf of Leedan's and Rogosin's share.

NOTE 8 - PROPERTY AND EQUIPMENT
a. Property and equipment are summarized as follows:

                                                                                                   December 31,
                                                                                        ----------------------------------

                                                                                             1998                   1997
                                                                                        ---------------        --------------
Cost
Equipment and facilities................................................................$   1,017              $    908
Vehicles................................................................................      340                   299
Rented property.........................................................................      938                   942
Office furniture and equipment..........................................................    1,476                 1,137
                                                                                          ---------------        --------------
                                                                                            3,771                  3,286
Less - accumulated depreciation.........................................................   (1,817)                (1,386)
                                                                                        $   1,954              $   1,900
                                                                                        ===============        ==============

b. Depreciation expense totalled $ 466, $ 386 and $ 225 in 1998, 1997 and 1996, respectively.






c. A portion of the Company's  equipment is pledged as collateral to secure bank loans.  The rented property is rented to third parties pursuant to long-term and
short-term   leases.  The  rented  property   collateralizes   three  mortgages,
denominated in DM, the balance of which is US $827 at December 31, 1998.

NOTE 9 - LONG-TERM RECEIVABLE

                                                                                                   December 31,
                                                                                        ----------------------------------

                                                                                             1998                   1997
                                                                                        ---------------        --------------
A restructured trade receivable, denominated in French francs:
    Receivable before discount..........................................................$      241             $      225
    Less discount.......................................................................       (58)                   (62)
                                                                                        ---------------        --------------
    Receivable, net of discount.........................................................       183                    163
    Less current maturities.............................................................        (7)                    -

                                                                                        $      176               $    163
                                                                                        ===============        ==============

The receivable is non-interest bearing; accordingly, interest has been imputed at a 5% discount rate. The receivable as of December 31, 1998 mature in the year
2003 and thereafter.

NOTE 10 - SHORT-TERM BANK DEBT
Short-term bank debt classified by currency and interest rates is summarized as follows:

                                                                Interest rate as of
                                                                December 31,                         December 31,
                                                                                          -----------------------------------

                                                                       1998                     1998                  1997
                                                                -------------------       ----------------        -------------
ICTS
 US dollars (US$)............................................        6.2%-7.5%            $    3,361              $    1,925
 Other.......................................................          -                         113                      -
Subsidiaries
 British pounds (GBP)........................................         9.0%                        92                      -
 US dollars (US$)...........................................                                      -                       60
 Other.......................................................         -                           97                       2
                                                                                          $    3,663               $    1,987
                                                                                          ================        =============

 Pursuant the agreement with the bank, ICTS has undertaken not to transfer or charge more than 50% of its assets on consolidated basis. ICTS has also undertaken further covenants, including maintenance of certain financial ratios and other restrictions (inter-alia as to the minimum of tangible net worth, as defined by the agreement, and its ratio to total assets), as stipulated by the agreement.

NOTE 11 - ACCRUED EXPENSES AND OTHER LIABILITIES Accrued expenses and other liabilities are summarized as follows:

                                                                                                   December 31,
                                                                                        ----------------------------------

                                                                                             1998                   1997
                                                                                        ---------------        --------------
Payroll and related liabilities................................................         $   6,866              $   5,600
Taxes to government institutions, including taxes currently payable............             1,908                  2,462
Related parties................................................................               219                    161
Accrued expenses and other.....................................................               811                    729
                                                                                        $   9,804              $   8,952
                                                                                        ===============        ==============








NOTE 12 - LONG-TERM DEBT Long-term debt is summarized as follows:

                                                                                                   December 31,
                                                                                        ----------------------------------

                                                                                             1998                   1997
                                                                                        ---------------        --------------
Banks and financial institutions..............................................       $    5,930                $      928
Others........................................................................              806                       956
                                                                                                               --------------
                                                                                          6,736                     1,884
Less-current maturities......................................................              (562)                     (277)
                                                                                        $ 6,174               $     1,607
                                                                                        ===============        ==============

Long-term debt classified by currency and interest rates is as follows:

                                                                 Interest rate
                                                                    as of
                                                                December  31,                        December 31,
                                                                                         ------------------------------------
                                                                       1998                   1998                   1997
                                                                -------------------      ---------------        ---------------
ICTS
 US dollars (US$)...............................................      6.25%*            $     5,000            $      -
Subsidiaries
 US dollars (US$)...............................................       7.0%                     310                    355
 Italian lire (LIT)                                                    7.0%                     433                    518
 German marks (DEM).............................................       5.2%                     827                    789
 British pounds (GBP)...........................................   10.06% - 11%                 126                    188
 Other..........................................................                                 40                     34
                                                                                              6,736                  1,884
Less-current maturities.........................................                               (562)                  (277)
                                                                                         $    6,174             $    1,607
                                                                                         ===============        ===============
       *The interest is determined on basis of LIBOR with the addition of a margin of 1%.

The long-term debt matures in following years after December 31, 1999:

2000.............................................................                    $    1,342
2001.............................................................                         1,347
2002.............................................................                         1,230
2003............................................................                          1,513
2004 and thereafter.............................................                            742
                                                                                     $    6,174
                                                                                     ===============

The $5,000  long-term bank loan received by ICTS is secured by a negative pledge agreement with a bank.  Pursuant to that  agreement,  ICTS has undertaken not to create or permit to exist any pledge or charge or any security interest over any of its present or future assets or services.  ICTS has also  undertaken  further
covenants,   including   maintenance  of  certain  financial  ratios  and  other
restrictions  (inter  alia - as to the minimum of  shareholders'  equity and its ratio to total assets), as stipulated by the agreement.






                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                                   (US $ in thousands)

NOTE 13 - ACCRUED SEVERANCE PAY


     The Company provides for severance pay liability pursuant to either law or custom. The liability is computed on the basis of the latest salary and the period of employment.


NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

a. The Company leases premises under long-term leases, in most cases with renewal options. Rental expense for the years ended December 31, 1998, 1997 and 1996 was $1,300, $1,164, and $806, respectively.

   Future minimum lease payments under long-term leases, as of December 31, 1998, are as follows:

1999.................................................................$931
2000..................................................................554
2001..................................................................418
2002..................................................................286
2003..................................................................185
                                                                 $  2,374
                                                                 ==========

b. Restrictions on operations: The Company is restricted in its operations by the terms of an agreement with an affiliate. Pursuant to the agreement, the Company may not provide security services in The Netherlands, other than through the affiliate. Pursuant to the terms of its arrangement with ICTS Global
Security (1995) Ltd. ("Global Security"), the Company may not provide general security services in Latin America, Turkey or the former Soviet Union. Global
Security may not provide aviation security services anywhere in the world or general security services in Western Europe. In addition, the Company and Global
Security have agreed that each company will offer the other company the right to participate in any general security services project in North America which it may obtain. Global Security is an Israeli company majority owned by Leedan. The
Company is also restricted by the terms of a joint venture agreement which prohibits the Company from providing security services in Southeast Asia.

c. Effective January 1, 1998, the Company extended the employment contract with its Chief Executive Officer and a member of its Management Board, for a period of three years. The contract is automatically renewable for one-year terms unless terminated by either party with 90 days' notice. Pursuant to such contract, the Chief Executive Officer is entitled to a bonus, which is calculated as a percentage of net income.

As a provider of security services, the Company faces potential claims in the event of any successful terrorist attempt, in circumstances associated with the Company. Any such claim may also be for amounts far exceeding the financial capability of the Company. The Company maintains insurance coverage against such potential liabilities with an insurance Company.

e. In 1997, the Company guaranteed various debt obligations of a third party arising from its trading in commodities in Eastern Europe. The Company's fees for these guarantees were contingent upon the results of the trading. On
December 28, 1997, a new agreement was signed between the parties, which replaced the contingent fees with a 2.5% annual fee. On December 31, 1997, the guarantees totaled $3,236, which was to be reduced by $100 each month, starting
January 31, 1998, and to be released in full by December 27, 1998. In 1998, the guarantee was reduced by $1,000 and the Company guaranteed additional $55. The third party called one of two options it had, to extend the guarantees until December 27, 1999. On December 31, 1998 the guarantees totaled $2,291. The third party has a successive option to call for the then outstanding guarantees to be extended until June 30, 2000.






                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                                   (US $ in thousands)

NOTE 14 - CONTINGENT LIABILITIES AND COMMITMENTS (continued)

f. ICTS guaranteed $200 in debt obligations of John Bryce.

g.    In August 1997,  ICTS signed an agreement  with John Bryce,  which granted
      ICTS to exclusive marketing rights for an airline operations control system and an aircraft maintenance management system developed by John
      Bryce. In consideration for these rights, ICTS paid John Bryce $25 and guaranteed $225 in obligations of John Bryce.

As  mentioned  in Note 7, ICTS  guaranteed  $2,905 in debt  obligations  of Bilu
Investments Ltd.

i.    In 1998,  the  liquidator of one of John Bryce's  shareholders  and others commenced a transaction that, upon completing,  might nullify ICTS' option to purchase its interest in John Bryce (Note 7). ICTS sought an injunction to  prevent  that  move in the Tel-  Aviv  District  Court and then in the
      Israeli  Supreme  Court.  Based  on  its  legal  counsel's  advice,  ICTS'
      management   is  of  the  opinion  that  its  arguments  and  claims  have substantial  legal  basis.  As a  security  for the  temporary  injunction granted by the Israeli Supreme Court, in said proceedings, ICTS provided a bank  guarantee  of NIS  1,020  (approximately  $250),  to cover  possible damages, if any, to the defendants.


NOTE 15 - OTHER INCOME (EXPENSE)

Other income (expense) is comprised of the following:


                                                                                 Year ended December 31,

                                                                      1998                   1997                   1996
                                                                -----------------      -----------------      -----------------
Realized gain from sale of short-term investment (a)............$       -              $       -              $   4,652
Realized gain from sale of investment in affiliate (b)                  -                      352                    -
Write off of loans (c) .........................................      (410)                     -                     -

Other expenses..................................................      (293)                  (126)                 (105)
                                                                  $   (703)            $      226              $  4,547

                                                                =================      =================      =================

a.  I  November  1996 ICTS sold its 20%  interest  in Maman.  Cargo  Terminal  &
    Handling Ltd. ("Maman"), a publicly held Israeli company, purchased during October and November 1996. ICTS has committed to refrain from purchasing any shares in Maman for a period of 5 years.

    In January  1997,  the Company made a loan of $1,036 to its  affiliate  ICTS
    (Asia Pacific) Ltd., denominated in Hong Kong dollars, bearing 9% annual interest. The loan was to be repaid on or before January 2000. In December
    1997, the Company sold its share, together with the above-mentioned loan, including accrued interest of $114, to the major shareholder of that affiliate, for $1,634. As a result of this sale, the Company recorded a net gain of $352.

    c. In 1998, ICTS made four loans, amounting to $411 to its former subsidiary
    Trainsoft Ltd. ("Trainsoft") (Note 5). The loans were denominated in US dollars, and bore 6% annual interest. Each of the loans was to be repaid after twelve months. The Company's management decided to write off these loans due to Trainsoft's financial position and the absence of any collateral.







                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                                   (US $ in thousands)

NOTE 16- INCOME TAXES

Each subsidiary of ICTS is subject to taxation according to the tax rules applying with respect to its place of incorporation or residency. ICTS is incorporated under the laws of The Netherlands and is therefore subject to the tax laws of The Netherlands. Intercompany payments are subject to withholding taxes at varying rates according to their nature, country of incorporation or residency of the payer.

a. The components of the provision for income taxes are as follows:

                                                                                 Year ended December 31,
                                                                ----------------------------------------------------------

                                                                       1998                     1997                  1996
                                                                -------------------       ----------------       ---------------
Current taxes...................................................$   1,465                 $   1,150              $     564
Deferred taxes..................................................     (628)                    1,207                   (115)
                                                                $     837                 $   2,357              $     449
                                                                ===================       ================       ===============

b. The components of deferred tax assets are as follows:

                                                                                                   December 31,
                                                                                        ----------------------------------

                                                                                             1998                   1997
                                                                                        ---------------        --------------
Carry forward losses ..................................................................   $  1,214              $      87
Public offering costs (*)..............................................................        -                      431
Severance pay..........................................................................        200                    208
Other..................................................................................        139                    113
                                                                                        ---------------        --------------
                                                                                             1,553                    839
Valuation allowance....................................................................        -                      (27)
                                                                                        ---------------        --------------
                                                                                         $  1,553               $     812
                                                                                        ===============        ==============
Presented in the balance sheets as follows:
Among other current assets.............................................................  $   186                $    155
As a non-current asset ................................................................    1,367                     657
                                                                                         $ 1,553                $    812
                                                                                        ===============        ==============
(*) The  public  offering  costs are tax  deductible.  The  deferred  taxes were credited to additional paid-in capital.

Income (loss) before taxes on income is composed as follows:

                                                                                  Year ended December 31,
                                                                 ---------------------------------------------------------

                                                                        1998                    1997                  1996
                                                                 ------------------       ----------------       ---------------
The Company and subsidiary in Holland                            $ (1,436)                $ 4,035                $  5,313

Subsidiaries outside of Holland                                     2,941                   2,247                   1,695
                                                                 $  1,505                 $ 6,282                $  7,008

                                                                 ==================       ================       ===============
d. Taxes on income included in the income statements:

                                                                                  Year ended December 31,
                                                                 ---------------------------------------------------------

                                                                        1998                    1997                  1996
                                                                 ------------------       ----------------       ---------------
       Current:
           In The Netherlands                                    $       28               $          5           $   (25)
           Out of  The Netherlands                                    1,437                      1,145               589
                                                                      1,465                      1,150               564
       Deferred:
           In The Netherlands                                          (612)                     1,173                65
           Out The Netherlands                                          (16)                        34              (180)
                                                                       (628)                     1,207              (115)
                                                                 $      837                $     2,357            $  449
                                                                 ==================       ================       ===============

                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                                   (US $ in thousands)

NOTE 16- INCOME TAXES (continued)

e. The Company's effective income tax rate differs from The Netherlands statutory rate of 35% due to the following:

                                                                                  Year ended December 31,
                                                                 ---------------------------------------------------------

                                                                        1998                    1997                  1996
                                                                 ------------------       ----------------       ---------------

Income before taxes and equity in results of affiliates........  $    1,505               $    6,282             $  7,008
                                                                 ==================       ================       ===============
Statutory tax rate.............................................         35%                      35%                   35%
                                                                 ==================       ================       ===============
Expected tax at statutory rate.................................        527                      2,199                2,453
Reconciliation for earnings taxed at different rates............       206                        231                   56
Expenses not deductible for tax purposes, principally
goodwill...................................                            205                        182                  154
Non-taxable income (1996 - principally capital gain)                  (115)                      (231)              (1,805)
Reversal of valuation allowance.................................       (27)                        -                  (347)
Other...........................................................        41                        (24)                 (62)
Income taxes.....................................................$     837               $      2,357             $    449
                                                                 ==================       ================       ===============

NOTE 17 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company operates in Europe, the United State of America and other countries, giving rise to exposure to market risks from changes in foreign exchange rates.
The Company utilizes derivative financial instruments to reduce those risks, nor it hold or issue financial instruments for trading purposes.

At December 31, 1998, the company had outstanding currency options for the purchase of $ 5 million for German marks and for the selling of $1 million for German Marks, and forward exchange contracts for the purchase of 14.9 million
German marks for US Dollars.

Credit risk represents the accounting loss that would be incurred if any party failed to perform according to the terms of the financial instrument. Credit risk may arise from financial instruments that have a significant exposure to individual debtors or groups of debtors, or when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions.

At December 31, 1998 and 1997, accounts receivable from three customers amounted to 32% and 38%, respectively. For the years ended December 31, 1998, 1997 and 1996, sales to major customers (constituting 10% or more of the Company's consolidated revenues) amounted to 44%, 41% and 40% of revenues, respectively, as set forth below:


                                                                         Year ended December 31,
                                                            -------------------------------------------------
                                                                1998               1997                 1996
                                                            --------------      ------------        --------------
                                                                      (% of consolidated revenues)

Customer A................................................       17%                18%                  18%
Customer B................................................       16%                14%                  15%
Customer C................................................       11%                 9%                   7%

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable, short-term loans (Note 4), long-term loans (Note 7) and long-term receivables
(Note 9). The Company places its cash and cash equivalents and time deposits with high credit quality institutions. The Company provides normal trade credit, in the normal course of business, to its customers. Based on past experience and the identity of its current customers, the Company believes that its accounts receivable exposure is limited. The Company guarantees debts of third parties, as discussed in Notes 7 and 14. Regarding these guarantees, the Company does not believe exposure to loss is likely.






                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                                   (US $ in thousands)
NOTE 17 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued) The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic or political instability and trade restrictions), any of which could have a significant negative impact on the Company's ability to deliver its services on a competitive and timely basis and on the results of the Company's operations.
Although the Company has not encountered significant difficulties in connection with the sale or provision of its services in international markets, future imposition of, or significant increases in, the level of trade restrictions
(especially those involving the ability of US carriers to land at foreign airports) or economic or political instability in the areas where the Company operates, could have an adverse effect on the Company. For example, the Company currently provides services at several airports in the former Soviet Union. The
Company's ability to continue operations in the former Soviet Union may be adversely affected by future changes in legislation or by changes in the political environment in the former Soviet Union.

NOTE 18 - SEGMENT INFORMATION

The Company adopted in 1998 FAS131, "Disclosures about Segments of an Enterprise and Related Information", which was issued in June 1997 by the FASB. The
Company's operations involve a single business segment, providing personnel and consulting services in aviation and general security.

a.  Geographic information
  The following is a summary of revenues and long-lived assets by geographic area:
    1) Revenues - attributed to countries based on location of customers:


                                                                    Year ended December 31,
                                                        -------------------------------------------
                                                             1998              1997              1996
                                                         ------------      ------------      -------------

Germany                                                      $ 12,839           $ 6,630      $       -
 France                                                        14,018            12,744             12,845
United Kingdom                                                 17,757            16,087             11,060
Italy                                                           5,218             4,751              3,611
Other                                                          14,298            13,586             11,427
Total                                                        $ 64,130          $ 53,798           $ 38,943
                                                         ============      ============      =============

    2) Most of the Company's long-lived assets are located in Germany.

b. As to the Company's major customers, see Note 17.

NOTE 19 - RELATED PARTY TRANSACTIONS

a. Revenues received and expenses incurred from related parties are as follows:

                                                                                          Year ended December 31,
                                                                              ------------------------------------------------
                                                                                   1998                 1997               1996
                                                                              ---------------      --------------      ------------
Revenues...........................................................           $      61            $     223           $       336
Cost of revenues...................................................           $      13            $      38           $        49
Selling, general and administrative expenses.......................           $      68            $     517           $       418
                                                                              ===============      ==============      ============
Expenses due to investment in Maman (Note 14)......................           $       -            $      -            $       731
                                                                              ===============      ==============      ============
Interest expense...................................................           $       -            $     136           $        50
Interest income....................................................           $       -            $     (96)          $        -
Offering expenses..................................................           $       -            $       -           $        52

                                                                              ===============      ==============      ============







                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                                   (US $ in thousands)

NOTE 19 - RELATED PARTY TRANSACTIONS (continued)

b.  Balances with related parties are as follows:

                                                                                        December 31,
                                                                              ---------------------------------

                                                                                   1998                 1997
                                                                              ---------------      --------------
Accounts receivable..................................................         $     215          $       227
Short term loans ....................................................         $     100          $        -

Other investments....................................................         $     465          $         -

Accrued expenses and other liabilities...............................         $     219          $       161
                                                                              ===============      ==============

c   Leedan  provides  the  Company  with  certain  management,   administrative,
    consulting  and advisory  services,  as well as advice and  assistance  with respect to potential acquisition  transactions and investor relations.  Such services are provided on an ad hoc basis as authorized  by the  unaffiliated members of the ICTS's  supervisory  board. In 1997, the Company paid $591 to
    Leedan and its affiliate for such services.

d.  In 1996, the Company, through a subsidiary,  entered into a verbal agreement with  another  company,  according  to  which  this  company  receives  7.5%
    commissions out of a portion of the income from a general security  project.
    One of the unaffiliated  members of the supervisory board of ICTS was, until
    1998, a major shareholder of the above-mentioned company.

e.  Under an option agreement entered into concurrently with the purchase of the
    Company by Leedan in 1994, two related parties, each of whom own 20% of ICTS
    HOLLAND (Mr.  Ezra Harel and Mr. Lior  Zouker) were each granted  options to purchase 20% of the shares of the Company owned by Leedan for the price paid
    by  Leedan  for  the  Company  plus  8%  interest   from  January  1,  1994.
    Subsequently,  Mr. Ezra Harel transferred half of his option to an unrelated third party.  Immediately  prior to the  consummation  of the initial public offering, those options were exercised.

f. In 1997, the Company paid $190 to related parties for assistance provided by them in connection with the purchase of 55% of ICTS GmbH (Note 5).

g. Regarding  options  granted by ICTS to Mr. Lior Zouker,  the Chief  Executive
    Officer, see Note 21.

h.  Regarding  interest  income on loan to ICTS (Asia Pacific) Ltd., see Note 15
(b).

 Regarding acquisitions of investments from Leedan and its affiliate see Note 7c and 7d.

j.  In 1998,  the Company  paid $90 to Mashik  Research & Systems  for  Business
    Development Ltd., a subsidiary of Leedan, for its assistance in the Huntleigh purchase (Note 23).

k. As mentioned in note 7, commencing January 1999, ICTS have the right to appoint majority of the Board of Directors of John Bryce. See Notes 3, 5, 6,
    7 and 14 as to transactions with John Bryce.

l.  Regarding  guarantees  given in the benefit of related  parties - see Note 7
(d).







                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

NOTE 20 - EARNINGS PER SHARE

The following table shows the computation of basic and diluted earnings per share:

                                                                            Year ended December 31,
                                                                -----------------------------------------------

                                                                     1998               1997               1996
                                                                --------------      -------------      -------------
BASIC EARNINGS PER SHARE COMPUTATION

Net income..................................................  $       882            $    4,046      $      6,764
Weighted average common shares outstanding .................    6,497,688             6,565,747         4,994,167
Basic earnings per share....................................  $      0.14            $     0.62      $       1.35
                                                                ==============      =============      =============

DILUTED EARNINGS PER SHARE COMPUTATION

Net income.................................................   $       882            $   4,046       $      6,764
                                                                ==============      =============      =============

Weighted average  common shares outstanding ................    6,497,688               6,565,747      4,994,167
Incremental common shares from stock options - calculated
under the treasury method.........                                 19,652                 115,493        104,755
                                                                -----------            -----------   -------------
Adjusted weighted - average common shares                       6,517,340               6,681,240      5,098,922
Diluted earnings per share..................................  $      0.14            $       0.61     $     1.33
                                                                ==============      =============      =============

Options, granted under Share Option Plan (Note 21), to purchase 256,500 shares of common stock at exercise price between $7.5 to $10.75 per share were outstanding during 1998. Options to purchase 42,000 shares of common stock at $10.75 per share were outstanding during 1997 and 1996. The options were not included in the computation of diluted earnings per share due to the fact that the options' exercise price was greater than the average market price of the common shares. The options, which expire on different dates, but in no event later than July 2002, were still outstanding at December 31, 1998.

NOTE 21 - STOCK OPTIONS
Pursuant to a Share Option Plan of 600,000 options, since 1995 the Company granted 599,700 options to purchase common shares to certain employees, members of the supervisory board and a consultant.

In addition, in 1995 the Company granted 108,000 options to purchase common shares at the initial public offering price to an unaffiliated consultant as partial consideration for his assistance in connection with the public offering.
The options were granted at an exercise price of $7.00 per share, and expire in September 1999.

During 1995, the Company granted, to certain employees and a consultant, 343,200 options to purchase common shares at $6.50 per share which was the fair market value of the common shares underlying such option grants at the time of grant.
Those options vest over a period ending April 1999 at the latest, and expire on different dates, but in no event later than July 2000. In 1997, 4,480 options were exercised and as of December 31, 1998, 335,720 options were exercisable.

In December 1996, the Company granted 36,000 options to three unaffiliated members of the supervisory board and 6,000 options to an employee, to purchase common shares at $10.75 per share, which was the fair market value of the Common
Shares underlying such option grants at the time of grant. Those options were vested in December 1996 and expire in December 2001.

In 1997, the Company granted 22,000 options to one unaffiliated member of the supervisory board and 72,500 options to three employees, to purchase common shares at exercise price between $7.5 to $9.25 per share, which were the fair market values of the common shares underlying such option grants at the time of each grant. The options expire on different dates, but in no event later than December 2002. As of December 31, 1998, 59,750 options were exercisable.






                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                        (US $ in thousands except per share data)

NOTE 21 - STOCK OPTIONS (continued)
In November 1997, the Company granted  120,000 options to Mr. Zouker,  its Chief
Executive Officer, to purchase common shares at $8 per share, which was more than the fair market value of the common shares underlying such option grants at the time of grant. Those options were vested in November 1997 and expire in December 2002. The Company accounts for the stock-based compensation by using the intrinsic value-based method provided in APB Opinion 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation." Since the options that were granted by the Company had no intrinsic value at their grant dates, no compensation cost has been recognized for stock option plans. Had compensation cost been determined based on the fair value at the grant date for stock option awarded in 1997, 1996 and 1995, consistent with the provision of SFAS No. 123, the Company's net income for 1998, 1997 and 1996 would have been decreased by approximately $96, $635 and $162, respectively. The Company's basic earnings per common share and the earnings per common share - assuming dilution, for 1998, 1997 and 1996, would have been decreased by $0.01, $0.09 and $0.03 per share, respectively.

The weighted average fair values on the dates of grant for options granted during 1997 and 1996, were $3.80 and $1.95 respectively. The fair value of options granted in 1997 was estimated using the Black & Scholes option-pricing model while the fair value of options granted in 1996 was based on their minimum value with the following weighted average assumptions:

                                                                                                        For options granted in
                                                                                                     ----------------------------

                                                                                                        1997                1996
                                                                                                     -----------        ------------
Expected life of options (years).................................................................          5                  5
Expected volatility                                                                                       39.5                -
Risk free interest rate.............................................................................        .6%               4%
Expected dividend yield............................................................................         0                 0
Information regarding options for 1998, 1997 and 1996 is as follows:

                                         1998                               1997                                1996
                             ----------------------------      -------------------------------      ----------------------------

                                                Weighted                               Weighted                            Weighted
                                                 Average                                Average                            Average
                                                Exercise                               Exercise                            Exercise
(Shares in thousands)          Shares             Price             Shares               Price             Shares           Price
                             ----------      ---------------     ------------       ---------------      ----------      ----------
Options outstanding at
  beginning of year......... 496             7.58                285                     7.12            243             6.50
Options granted............. -               -                   215                     8.16            42              10.75

Options exercised..........  -               -                   (4)                    (6.50)
                             ----------      ---------------     ------------       ---------------      ----------      ---------
Options outstanding at

  end of year................496             7.58                496                     7.58            285             7.12
                             ==========      ===============     ============       ===============      ==========      ========

Options exercisable at

  end of year................457             7.50                384                      7.55           151             7.68
                             ==========      ===============     ============       ===============      ==========      ==========






                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                                   (US $ in thousands)


NOTE 22 - NEW ACCOUNTING STANDARDS NOT YET ADOPTED

On June 15, 1998, the FASB issued  Statement of Financial  Accounting  Standards
No. 133,  "Accounting for Derivative  Instruments and Hedging Activities" ("SFAS
133"). FAS No. 133 establishes a new model for accounting for derivatives and hedging activities. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No.133 is effective for calendar-year companies as from January
1, 2000, but earlier application is permitted. The company believes that the impact of adopting SFAS No. 133 will not have a material effect on the Company.

NOTE 23- SUBSEQUENT EVENT

On  January 6, 1999,  the  Company  acquired  80% of the  outstanding  shares of
Huntleigh Corporation  ("Huntleigh"),  based in St. Louis, Missouri, for $5,900.
Both,   the  Company  and  the  seller,   have  options  to  acquire  and  sell,
respectively, the remaining 20% at an agreed upon price formula.









1. 1.    Report of independent auditors


                To the Shareholders of Procheck International B.V.

                          Introduction

                We have  audited  the  accompanying  balance  sheets of Procheck
                International  B.V.  as of  December  31,  1998 and 1997 and the
                related statements of operations,  shareholders' equity and cash flows for each of the years ended  December 31,  1998,  1997 and
                1996 as included in this report.  These financial statements are
                the   responsibility   of   the   company's   management.    Our
                responsibility  is to  express  an  opinion  on these  financial statements based on our audits.

                          Scope

                We conducted  our audits in accordance  with auditing  standards generally accepted in the United States. Those standards require that  we  plan  and  perform  the  audit  to  obtain  reasonable assurance  about  whether the financial  statements  are free of material  misstatement.  An audit includes examining,  on a test basis,  evidence  supporting the amounts and  disclosures in the financial  statements.  An audit  also  includes  assessing  the accounting  principles  used and  significant  estimates made by
                management,   as  well  as  evaluating  the  overall   financial
                statement  presentation.  We believe  that our audits  provide a reasonable basis for our opinion.

                          Opinion

                In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years ended
                December 31, 1998, 1997 and 1996, in conformity with accounting principles generally accepted in the United States.

                March 15, 1999



                PricewaterhouseCoopers N.V.
                Rotterdam, The Netherlands




                   Procheck International B.V.


2. 1.    Balance sheet as at December 31, 1998


                                                                       December 31, 1998             December 31, 1997

                                                                         NLG         NLG            NLG            NLG



                 Current assets
                 Cash and cash equivalents                           708,957                      1,1209,10
                 Trade debtors                                       475,408                        331,076
                 Other receivables                                   492,297                        106,728


                 Total current assets                                              1,676,662                     1,558,714



                 Fixed assets                                                        223,478                       178,104



                 Total assets                                                      1,900,140                     1,736,818





                 Current liabilities
                 Accounts payable                                     38,647                         16,900
                 ICTS International N.V., current account            715,494                        777,332
                 Seceurop Beheer B.V., current account               209,601                        259,187
                 Taxes and social securities                         334,161                         92,105
                 Other liabilities                                    93,417                         82,474



                 Total current liabilities                                         1,391,320                     1,227,998



                 Shareholders' equity
                 Issued capital                                      500,000                        500,000
                 Share premium account                                 8,820                          8,820
                 Retained earnings                                   250,000                              0



                                                                     758,820                        508,820

                 Repurchased shares                                  -250000                              0



                 Total shareholders' equity                                          508,820                       508,820



                 Total liabilities and shareholders' equity                        1,900,140                     1,736,818

The accompanying notes are an integral part of these statements.




2. 2.    Statement of operations as at December 31, 1998


                                                                                        1998           1997           1996

                                                                                         NLG            NLG            NLG

                 Net sales                                                         3,789,980      2,807,255      2,981,484


                 Operating expenses
                 Salaries and social securities                                    1,607,700      1,487,477      1,499,761
                 Depreciation fixed assets                                            61,886         63,971         15,893
                 Other operating expenses                                            711,119        582,028        661,822

                 Total operating expenses                                          2,380,705      2,133,476      2,177,476


                 Operating income                                                  1,409,275        673,779        804,008

                 Interest income                                                      28,058         16,552         17,069
                 Interest expense                                                          0         -2,493         -1,191

                 Income before taxes                                               1,437,333       6,878,38        819,886
                 Income taxes                                                        502,740        244,683        281,567

                 Net income                                                          934,593        443,155        538,319




The accompanying notes are an integral part of these statements.



2. 3.      Statement of shareholders' equity


                                                    Common         Share          Share       Retained            Re-         Total
                                                    shares        amount        premium       earnings      purchased
                                                                                                               shares

                                                                     NLG            NLG            NLG            NLG           NLG

                 January 1, 1996                       500       500,000          8,820              0              0       508,820
                 Net income                              0             0              0        538,319              0       538,319
                 Dividends                               0             0              0       -538,319              0      -538,319

                 December 31, 1996                     500       500,000          8,820              0              0       508,820
                 Net income                              0             0              0        443,155              0       443,155
                 Dividends                               0             0              0       -443,155              0      -443,155

                 December 31, 1997                     500       500,000          8,820              0              0       508,820
                 Net income                              0             0              0        934,593              0       934,593
                 Dividends                               0             0              0       -684,593              0      -684,593
                 Repurchased shares                      0             0              0              0       -250,000      -250,000

                 December 31, 1998                     500       500,000          8,820        250,000       -250,000       508,820


The accompanying notes are an integarl part of these statements.



2. 4.       Statement of cash flows

                                                                                                              December 31,

                                                                                        1998           1997           1996



                                                                                         NLG            NLG            NLG

                 Cash flows from operating activities
                 Operating income                                                  1,409,275        673,779        804,008



                 Adjustments to reconcile net income to net cash
                 provided by (used in) operating activities
                 Depreciation                                                         61,886         63,971         15,893
                 Trade debtors                                                      -144,332        -58,865         35,637
                 Other receivables                                                  -385,569        -90,306         21,941
                 Accounts payable                                                     21,747        -64,337         59,279
                 Other liabilities                                                   141,575        388,693        361,335
                 Interest income                                                      28,058         14,059         15,878
                 Income taxes                                                       -502,740       -244,683       -281,567



                 Net cash provided  by operating activities                          629,900        682,311      1,032,404



                 Cash flows from investing activities
                 Purchase of equipment                                              -107,260        -50,658       -181,509
                 Disposal of equipment                                                     0              0            670



                 Net cash used in investing activities                              -107,260        -50,658       -180,839


                 Cash flows from financing activities
                 Dividends                                                          -684,593       -443,155       -538,319
                 Repurchased shares                                                 -250,000              0              0



                 Net cash used in financing activities                              -934,593       -443,155       -538,319



                 Change in cash and cash equivalents                                -411,953        188,498        313,246
                 Balance cash and cash equivalents beginning of year               1,120,910        932,412        619,166



                 Balance cash and cash equivalents end of year                       708,957      1,120,910        932,412


 The accompanying notes are an integral part of these statements.





         Procheck International B.V.

2. 5.    Notes to the financial statements

2.5.1.         General


                          Operations
                Procheck  International  B.V. is a provider of enhanced aviation security  services.  The Company  primarily  serves the European operations  of the major U.S.  carriers  at  Schiphol,  the main
                international   airport  in  the   Netherlands.   The  company's
                principal  service  is the  implementation  of  passengers  risk evaluation and classification procedures, generally described as
                "profiling".  The Company is also engaged in security consulting for airlines and airports and in the provision of other security services. The company operates in one segment.

                          Basis of presentation
                The financial statements were prepared in accordance with generally accepted accounting principles of the United States and are presented in Dutch Guilders.
2.5.2.         Significant accounting policies

                The  preparation  of financial  statements  in  conformity  with generally accepted accounting  principles requires management to make  estimates  and  assumptions  in  determining  the reported amounts of assets and  liabilities  and disclosure of contingent assets and  liabilities at the date of the financial  statements and the reported  amounts of revenues  and  expenses  during the
                reported   period.   Actual  results  could  differ  from  those
                estimates.
2.5.3.         Accounting policies


                          Cash and cash equivalents
                Cash and cash equivalents consist of cash and liquid investment instruments with an original maturity of three months or less.

Fixed assets These assets are valued at cost less depreciation, based on the estimated useful life.






2.5.4.      Determination of results


                          General
                Result represents the difference between the realizable value of the services rendered and the costs and other charges for the year. The result on transactions are recognized in the year in which they are realized. Losses are taken as soon as they are foreseeable. The comprehensive income equals the net income.

                          Net sales
                Net sales represents the amounts charged to third parties for services rendered in the reporting year exclusive VAT.

                          Costs
                Costs are allocated to the reporting  year to which they relate.
                Depreciation is provided by the straight-line method over the estimated useful life.

                          Income taxes
                Deferred tax assets and liabilities,  if any, are recognized for the  estimated  future tax  effects  attributable  to  temporary differences  between income tax bases of assets and  liabilities and their reported amounts in the financial  statements,  and to tax loss carryforwards.  Measurement of deferred tax liabilities and assets is based on provisions  of the enacted tax laws,  and deferred tax assets are reduced, if necessary,  by the amount of tax benefits the  realization of which is not considered  likely based on available evidence. Deferred tax liabilities and assets
                are   classified  as  current  or   non-current   based  on  the
                classification  of the related  asset or liability for financial reporting,  or according to the  expected  reversal  date of the specific  temporary  differences,  if not related to an asset or liability for financial reporting.



2.6      Notes to the balance sheet

2.6.1         Other receivables

                Amongst  others,  the  other  receivables  comprise  loans to D.
                Zicher Holding B.V., totaling NLG 215,000. In 1998 a loan of NLG
                200,000 has been issued to D. Zicher Holding. Interest charges of this loan amount to 4 %. Besides that, a loan of NLG 15,000 has been issued to D. Zicher Holding in 1997. Interest charges of this loan amount to 3 %. There are no further agreements with regard to securities or redemption schemes.

2.6.2         Fixed assets

                Fixed assets can be summarized as follows:

                                                                      Office        Computer           Cars          Total
                                                                   equipment       hard- and
                                                                                    software

                                                                         NLG             NLG            NLG            NLG

                 Book value at December 31, 1997                      15,307        1,215,22         41,275        178,104
                 Additions                                             9,410          37,850         60,000        107,260
                 Depreciation                                         -6,099         -33,737        -22,050        -61,886

                 Book value at December 31, 1998                      18,618         125,635         79,225        223,478


                 Depreciation rates                                      20%             25%            30%


2.6.3         Issued capital


                There has been no change in the issued capital. The authorized capital amounts to NLG 2,500,000 divided in 1,250 shares A of NLG 1,000 and 1,250 shares B of NLG 1,000; 500 shares have been issued and fully paid up, divided in 245 shares A and 255 shares
                B.





2.6.4         Retained earnings

                Resulting  from  the  profit  appropriation,  an  amount  of NLG
                250,000 has been added to the retained earnings during 1998.

2.6.5         Repurchased shares

                In  1998  it  was  decided  by  the  Shareholders'   Meeting  to
                repurchase 5% of the  sharecapital  (12 shares A and 13 shares B with a nominal  value of NLG 25,000)  from D. Zicher  Holding as per July 1,  1998 for an  amount  of NLG  250,000.  This will be further formalized during 1999.

2.6.6        Commitments


                          Lease obligations
                The company leases premises under operating lease, expiring in 1999. Future minimum lease payments, as of December 31, 1998 amounts to NLG 15,168 during 1999. As per December 31, 1998, the lease arrangements are short-term commitments.

                          Future participation
                The Company has the intention of participating for 33 1/3 % in a
                joint  venture  during  1999.   Procheck  will  transfer  mainly
                knowledge and know-how into the new company.  Because this joint venture is not established  yet, the financial  consequences for
                Procheck International cannot be determined at this moment.




2. 7.    Notes to the statement of operations

2.7.1        Salaries and social securities

                                                                                        1998           1997           1996

                                                                                         NLG            NLG            NLG

                 Salaries                                                          1,384,390      1,384,079      1,388,831
                 Pension charges                                                      53,568         42,940         45,374
                 Other social charges                                                169,742         60,458         65,556

                                                                                   1,607,700      1,487,477      1,499,761


2.7.2        Income tax



                                                                                                                      1998

                                                                                                                       NLG

                 Result from ordinary activities before taxation                                                 1,437,333
                 Investment premiums not taxable                                                                    -4,480
                 Non-deductible expenses                                                                             3,546

                 Taxable income                                                                                  1,436,399


                 Corporation tax to be paid (35%), charged to profit and loss account                              502,740


                As no temporary differences exist as per December 31, 1998, the taxable income and calculated corporation tax equals the amounts for fiscal purposes.






                The  following  taxes  have been  paid  during  the years  ended
December 31, 1998, 1997 and 1996:

                                                                                        1998           1997           1996

                                                                                         NLG            NLG            NLG

                 Taxes paid                                                          240,600        380,111        274,064







3.       Other

3.1     Supplementary information

3.1.1        Profit appropriation



                                                                                                                       NLG



                 Net profit for the financial year 1998                                                            934,593





                 Added to the retained earnings                                                                    250,000
                 Distributed to the shareholders                                                                   684,593



                                                                                                                   934,593



3.1.2        Earnings per share


                                                                                                       1998           1997

                 number of outstanding common shares (weighted average)                               487.5            500

                                                                                                        NLG            NLG

                 operating income per common share                                                    2,891          1,348
                 net income per common share                                                          1,917            886

3.1.3        Financial instruments

                The  Company's   financial   instruments  that  are  exposed  to
                concentrations of credit risk consist primarily of cash and cash equivalents  and trade accounts  receivable.  The Company places
                its  cash  and  cash   equivalents   with  high  credit  quality
                institutions.  The Company provides normal trade credit,  in the
                normal   course  of  business,   to  a  Ministry  of  the  Dutch
                Governance,  its  primarily  customer,  and to other  customers.
                Based  on  past  experience  and  the  identity  of its  current customers,  the Company  believes  that its accounts  receivable exposure is limited.  Book value approximates fair value because of the short maturity of these instruments.





3.1.4        Related parties

                As per December 31, 1998, ICTS International N.V. and Seceurop Beheer B.V. had the
                outstanding shares of the Company.
                Expenses incurred from these related parties are as follows:

                                                                                        1998           1997           1996

                                                                                         NLG            NLG            NLG

                 Services fees                                                       168,000        168,000        150,000

                 Administration services                                                   0         12,000         12,000




                Balances with related parties are as follows:

                                                                                        1998           1997           1996

                                                                                         NLG            NLG            NLG

                 Current accounts payable                                            925,095      1,054,177        588,193



                The amounts payable will be settled currently.

3.1.5       Employment benefits

                Yearly the company pays a certain percentage of its salaries to an insurance company on behalf of an insured pension plan.
                Except for this yearly payment, the insurance company bears the full responsibility to fulfill the obligations and rights of the pension plan. Besides this pension plan, certain employment contracts contain profit sharing elements.



                                     F-37

                                                    SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               ICTS INTERNATIONAL N.V.


                                By:/S/Lior Zouker
                                Name: Lior Zouker
                              Title: Chief Executive Officer



         Date:  March 19, 1999