Form 20-F
period 1999-12-31
ICTS INTERNATIONAL N V
filed 2000-03-23
CIK 1010134

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE TRANSITION PERIOD FROM TO
---------


COMMISSION FILE NUMBER 0-28542
-------


                             ICTS INTERNATIONAL N.V.
                 ----------------------------------------------
             (Exact Name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                                 The Netherlands

                 (Jurisdiction of incorporation or organization)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
          ------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:


                                                              Name of each
Title of each Class:                                          exchange on which
                                                              registered:

         NONE                                                       NONE
--------------------------------------------                  -----------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:

              Common Shares, par value 1.0 Dutch guilder per share
          ------------------------------------------------------------
                                 Title of Class
                          Exhibit Index Appears on Page


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
                                   Title of Class


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close
February 29, 2000: 6,246,869

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

                                     PART I



Item 1.           Description of Business

         Unless the context indicates otherwise, all references herein to the "Company" include ICTS, its consolidated subsidiaries (including Huntleigh USA Corporation as of January 1, 1999), Demco Consultants, Ltd. ("Demco", an Isreali affiliate) and Procheck International B.V. ("PI", the Dutch affiliate).

         ICTS International N.V. (the "Company" or "ICTS") is a leading provider of enhanced aviation security services, and provides such services primarily to the European operations of the major U.S. carriers. The Company's principal service in this category is the implementation of passenger risk evaluation and classification procedures, generally described as "advanced passenger screening". The Company also provides in Europe other airport security services such as the operation of check-points and hold-baggage screening systems, and, to a lesser extent, certain aviation passenger handling services and certain general security services. In the USA the Company provides airport services such as pre-departure screening, skycaps, wheelchair attendants, agents, guards, janitorial personnel, maintenance, ramp and shuttle services. The Company is also engaged in security consulting, training and auditing for airlines and airports.

Strategy

         The Company historically has focused on providing aviation security services to the European operations of the major U.S. airlines. However, in response to the expected growth in the demand for aviation security services such as those provided by the Company, the Company's strategy is to pursue certain opportunities and participate in certain industry trends which it believes may lead to significant growth. These opportunities include:

         In addition, the Company seeks to become the vendor of choice for the various services it provides.

                  1. internal growth by maintaining a leadership position in the enhanced aviation security market and participating in the general increase in air travel, and by leveraging on the Company's active participation in the privatisation of airport security services in Germany and the operation of hold-baggage screening systems in the UK, to increase revenues from these services.

                  2. expansion into the U.S. market by acquiring, as of January 1, 1999, an 80% interest (together with an option to acquire the remaining 20% at an agreed upon price formula) in Huntleigh USA Corporation ("Huntleigh"), a Saint-Louis based company providing airport services such as pre-departure screening, skycaps, wheelchair attendants, agents, guards, janitorial personnel, maintenance, ramp and shuttle services, in approximately fifty (50) airports in the USA. Following this acquisition the Company transferred to Huntleigh its interest in SSI, a Chicago-based company providing passenger check-in services to American Airlines at O'Hare Airport.

                  3. development of technology-based products and services by focusing on the penetration of the Advanced Passenger Screening System (formerly referred to as the "Automated Profiling System"; "APS") into the market and by seeking to create within the Company the technological ability to diversify the range of products and services it provides to its clients. During 1999, the Company expanded the implementation of the APS, and has by 1999 executed with several airlines five year contracts for the installation and operation of the APS for use in their European operations.

In December 1999 the Company have agreed Gilat Communication Ltd ("Gilat"), a NASDAQ listed company (GICOF) to form a new company in which the Company will have 80.1% interest (the "new subsidiary"). The new subsidiary will provide Interactive Distance Learning (IDL) solutions to the aviation industry, with special focus on airlines and airports operators specific training needs in Europe and the US.

The new subsidiary intends to establish service centers in the US and Europe which will facilitate IDL services to specific customers as well as provide generic courseware and training for airlines and airport operators. For this purpose, the new subsidiary purchased equipment from Gilat in the amount of $2,260.

                  4. acquisitions of complementary and related businesses by targeting businesses similar to its current business, businesses engaged in passenger handling (including check-in, baggage processing and certain customer service activities), and aviation station management companies, as well as other security and safety-related businesses. Factors to be considered in making acquisitions would include current geographic presence at the locations involved, the degree to which the business to be acquired provides services complementary to those currently provided by the Company and opportunities to leverage the Company's customer base through cross-selling.


Services Provided

Services provided in Europe:


Advanced Passenger Screening

         The principal service currently provided by the Company to its airline clients in Europe is the implementation of RAPS, a set of sophisticated procedures which seek to identify a potential threat, before it materializes, through a methodology of risk evaluation and classification of passengers. The risk evaluation and classification is effected by a comparison of various characteristics of a specific passenger to a preset standard of characteristics of a potential aggressor by means of interviewing, document verification and behavior analysis. RAPS results in the classification of the vast majority of passengers as low risk, thereby enabling more scrutiny to be focused on higher risk passengers. Since RAPS entails the identification of potential threats through recognizable patterns, the Company believes that it provides a better and more practical response to such threats than certain other available alternative security measures (such as simple guard positioning or a complete body and baggage search of each passenger). In addition, by focusing on the primary risks, the Company considers RAPS to be more cost-effective and passenger-friendly than other available alternative security measures.

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

         The Company believes that it is recognized for its expertise with regard to the RAPS method and its implementation. Although competitors implement procedures similar to those which are included in RAPS, the Company believes that its expertise with respect to screening procedures is substantially greater than that of its competitors. The Company's expertise allows it to (i) adapt and customize the method to the need of the client and the criteria of various authorities (for example, the FAA or UK DETR), (ii) effectively train personnel in the procedures and requirements associated with RAPS, and (iii) supervise the proper implementation of the method by such personnel.

Consulting, Auditing and Training

         The Company provides consulting services to airlines and airports, which do not currently constitute a significant portion of the Company's revenues. The Company's consulting services include recommending the adoption of specified security procedures, developing recruitment and training programs for clients to hire necessary security personnel and working with airport authorities to ensure that such clients comply with applicable local requirements. The Company owns a 37% interest in Demco, a privately-held firm based in Israel. Demco is engaged in the design, planning and implementation of, and provides consulting services with respect to, emergency systems and contingency procedures for government agencies and large organizations.

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

         Operation of Electronic Equipment.  The Company has been
         ----------------------------------
retained by certain of its airline and airport clients to operate electronic equipment (including x-ray screening machines and manual devices) designed to identify weapons and explosives carried by passengers or secreted in their luggage. The Company operates such systems, known as "Hold-baggage screening systems" primarily in the UK. The Company believes that the market for such services is rapidly growing, as more European countries are expected to require 100% screening of luggage in the near future.


         Cargo Classification Control. The Company utilizes the expertise that it has gained through passenger screening to evaluate and classify commercial cargo transported on passenger airlines. The Company expects an increased demand for this service as international trade increases.

         General Security Services. The Company also provides general security services not related to aviation (e.g., design and overall management of security systems and security guards) to various institutional clients such as banks, retail chains and universities in the United States, the United Kingdom, Spain and France.

         Premium Customer Services. During 1999 the Company started to manage VIP lounges and to provide special treatment services to premium passengers such as the BusinessElite services of Delta Airlines.

Services in the USA

Following its acquisition of Huntleigh, the Company became one of the USA's leading providers of airport passenger terminal services and is the only provider in the industry that dedicates its business almost solely to airport services.

The Company now provides nine separate services at 50 airports in 28 states of the U.S. Within each service are specific job classifications. As more and more airlines continue to outsource many of the services they once provided, the Company believes that the number and type of services it offers may increase. These services currently include:

         Pre-departure Screening
         Skycap Services
         Wheelchair Attendants
         Agent Services

         Guard Services
         Janitorial Services
         Maintenance
         Ramp Services
         Shuttle Service

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

Agent Services

         Agent  services  include  Passenger  Service  Representative,   Baggage
Service, Priority Parcel, Cargo and Express Check-in. Though a Company employee, an agent is an actual representative of the airlines.

Guard Services

         Guard services involve manning positions to guard secure areas, including the aircraft itself.

Janitorial Services

         A growing service for the Company is the cabin cleaning of aircraft. This service has expanded to include cleaning of portions of the airport as well.

Maintenance

         In one airport, the Company provides workers to maintain equipment used in service.

Ramp Services

         Ramp services involve the actual aircraft. It includes directing aircraft into the arriving gate and from the departing gate, cleaning the aircraft, conducting cabin searches, stocking supplies and de-icing. An interline baggage service involving moving luggage from one airplane to another is also a ramp service.

Shuttle Service

         The Company is responsible for shuttling airline crews from their hotel to the aircraft.

         The Company's customers are the airlines themselves. If an airline is the sole occupant of a concourse or a terminal in which the Company provides service, the Company has an exclusive contract with that airline. If more than one airline shares a concourse or terminal, the Company maintains a contract with the host or "custodian" airline and bills services to each airline based on its share of passenger boardings.


Restrictions on Company Operations

         In certain cases, the Company is restricted in its operations by the terms of agreements that ICTS has entered into with its affiliates.

         On October 9, 1991, the Company entered into a joint venture agreement with respect to PI. Pursuant to this agreement, the Company may not provide security services in The Netherlands other than through PI.

As of July 1, 1995, the Company transferred to its affiliate, ICTS Global Security (1995) Ltd. ("ICTS Global Security"), for no consideration, its activities, know-how and goodwill with respect to such services, along with a right to use the name "ICTS" in connection therewith. ICTS Global Security is minority owned by an executive of the Company and by a member of the supervisory board of the company. There were no assets or liabilities transferred in connection therewith. Pursuant to the terms of its arrangements with ICTS Global Security, the Company may not provide general security services in Latin America, Turkey or the former Soviet Union, and ICTS Global Security may not provide aviation security services anywhere in the world or general security services in Western Europe. In addition, the Company and ICTS Global Security agreed that each company will offer the other company the right to participate in any general security services project in North America which it may obtain.

Airline and Airport Customers

          The Company's four largest airline customers based on revenue in 1999 collectively, accounted for approximately 50% of the Company's revenues. Any cessation or termination by any such customers of their present contracts with the Company, or reduction in the value of such contracts, could have a material adverse effect on the Company's business. The Company has over 120 clients in over 80 locations world-wide.

         The Company's largest airport customer is Hamburg Airport (through the German Ministry of the Interior), which accounted for approximately 6% of the revenues of the Company in 1999.

Marketing and Sales

         The Company maintains long-standing relationships with its U.S. airline clients. It has provided services to most of the major U.S. airlines. The provision of services to U.S. clients required the Company to establish a presence in the numerous destinations of such airlines. This resulted in the Company establishing and conducting operations in most of the important European international airports. Following the acquisition of Huntleigh the Company now also conducts operations in approximately 50 USA airports. The Company views its widespread presence as an advantage over competitors who lack such an international infrastructure.

         European operations:

         Matters of airline security and customers relations in Europe are, in most cases, the responsibility of each airline's headquarters. Accordingly, with respect to European operations such matters are handled and coordinated by ICTS headquarters and not by each subsidiary independently. Overall framework contracts are negotiated by ICTS with the airline at the airline headquarters level. Fees are determined separately for each airport, with the input of the local management of the relevant subsidiary. The performance of the contract in each separate location is then assumed by the applicable subsidiary. In addition, the subsidiary may supply ancillary services that are beyond the scope of the framework contract. The subsidiary bills the client directly and collects the fees due for all of the services it provides.

         The Company's contracts with its airline clients concerning European operations usually have a term of one to five years and are normally subject to termination by the airline at any time with or without cause upon 90 days' prior notice.

         Contracts are awarded as part of a bid process. Contracts may have a time period of duration or may be of indeterminate length. In most instances, either party can cancel with 30 days notice. Labor market conditions at a particular airport location may require the Company to increase its prices, at which time an airline may put the contract out for alternative bid.

Product Control and Training

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

         Product Development

         APS has been developed by a joint venture in which each of the Company, the Company's Dutch affiliate and A.M.S. (as hereinafter defined) holds a one-third interest (the "APS JV"). In January, 2000 the Company exercised an option it had to acquire 51% of the outstanding share capital of A.M.S.The Company has an exclusive licence from the APS JV to market and utilize the APS. The APS analyzes flight and passenger information and helps screening airline passengers in a faster and more efficient manner than other methods. The Company has entered into contracts with several airlines for the installation and operation of APS in those carriers' European operations. The Company believes that APS may provide the Company with a significant competitive advantage. However, there can be no assurance either that APS will be successfully implemented or that it will be utilized by other airlines as a part of their security procedures.

         Competition

         The Company operates in a competitive international environment for enhanced security services. The factors which enable the Company to compete successfully are its expertise and reputation in the marketplace, its ability to serve a client in numerous international locations and the prices which it charges for its services.



                  Competition in the European Market

                  In  the  1980's,  the  Company  faced  no  competition  in the enhanced security services market. This allowed the Company to attain professional recognition, develop strong client relationships with major airlines and airport authorities and establish a physical presence in 43 European airports.

                  The growth of the market for enhanced airline security services has attracted competition. The Company is currently aware of the following two principal competitors:

         Aviation Defense International, Inc. ("ADI") is a subsidiary of Argenbright Holding, Ltd. ADI has been active in the security field mostly in the U.S. and began in 1991 to extend its activities to Europe. ADI provides security services in Europe principally to several major carriers in the UK, France, Germany, and Poland.

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

         Some international airports in European countries (for example, France, UK and Germany) have privatized and/or outsourced certain segments of their security operations, such as the operation of check-points and the operation of hold- baggage screening systems. The Company believes that other international airports may privatize or outsource certain segments of their security operations in the near future, although there can be no assurance that such trends will not diminish or even be reversed. Contracts for the provision of aviation security services other than profiling and consulting awarded as a part of such privatization and outsourcing processes tend to be large scale and long-term and attract competitors which are local or large international providers. Although privatization or outsourcing bids do not require expertise in RAPS, the Company believes it is able to compete for such projects on the basis of its overall reputation in the security field and its experience in managing large numbers of personnel at airports.

         Competition in the US market

         In the US market the Company competes with numerous other companies, many of which have greater resources, financial and other, than the Company.


Employees

         The Company employs approximately 7,000 people on a regular basis. During summer months, when the Company's business reaches a seasonal high, approximately 250 additional employees are added. During the "off season", the Company recruits and trains these seasonal employees. Although the Company experienced a one-day work stoppage at certain of its locations in France in June 1997 and several days in July 1999, such work stoppage did not have a material adverse impact on the Company's operations or financial condition, and the Company believes that its relationships with employees are generally good.

         In the USA, approximately 1,050 employees of the Company in 16 locations, are unionized. Most of these unionized employees are skycaps and screeners .

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

Exchange Rate Fluctuations

         Most of the Company's revenues in fiscal year 1999 were received, and most of its operating costs were incurred, in non U.S. currencies. The Company generally retains the funds which it receives in the locations and in the currencies in which such funds are paid. Thus, the Company's working capital resources are generally kept in a substantial number of different (primarily Western European) currencies. Because the Company's financial statements are presented in U.S. dollars, any significant fluctuation in the currency exchange rates between the Western European currencies and the U.S. dollar will affect the Company's results of operations and its financial condition. In the last quarter of 1998, the Company entered into currency hedging transactions in order to protect against currency fluctuations. These hedging operations were terminated at the end of the second quarter of 1999.

Non-Core Business Investments

         In March 1997, the Supervisory Board of the Company authorized the Company to allocate $5 million, representing the approximate net proceeds to the Company from the sale in 1996 of its investment in Maman, to non-core investment opportunities. The Company has invested certain of these funds as follows:

         During 1997, the Company procured bank guarantees of various debt obligations of a third party, arising from such party's trading in commodities in Eastern Europe. On December 31, 1998 these guarantees totaled $2,291,000. On December 31, 1999, the guarantees totaled $1,891,000. In January, 2000, the Company agreed, in exchange for a release of $1,000,000 of such guarantees, and receipt of satisfactory security for the release of the balance by June 30, 2000, to purchase from unaffiliated parties a $1,000,000 interest bearing debenture due November 26, 2004, issued by Pioneer Commercial Funding Corp. The interest bearing debenture is guaranteed by Leedan Business Enterprise Ltd. Leedan Business Enterprise Ltd. is a major shareholder of the Company and is indirectly wholly owned by Messrs. Ezra Harel and Menachem Atzmon, both directors of the Company. In addition, as a part of the same agreement, the Company provided a bank guarantee of $400,000, valid for a period of 18 months, to another entity unaffiliated with the Company and has been designated by the above mentioned third party.

         In August 1997, the Company, as part of a group consisting of Leedan Systems and Properties Enterprises (1993) Ltd., Pioneer Commercial Funding Corp. and Rogosin Development and Holdings Ltd., each an affiliate of Leedan (the "Leedan Group"), invested in a joint venture, Bilu Investments Ltd. ("Bilu"). Bilu is engaged in the financing of real estate projects in Israel, primarily in the residential market. In consideration for a 9.3% equity interest in Bilu, the Company contributed $259,000 and has guaranteed $2,915,000 of debt obligations of Bilu. In 2000 Bilu issued to an unaffiliated party shares in Bilu representing 25% of its outstanding share capital, in consideration for an equity investment of USD MM 2 and the provision of guarantees for debt obligations of Bilu in an amount of USD 3.8 Million. As a result, the Company's equity interest in Bilu has been diluted to 7%.

         During 1998, the Company purchased 300,000 shares of Common Stock of Pioneer Commercial Funding Corp.("Pioneer") from Leedan for a purchase price of $2.50 per share. Pioneer is a sister corporation through common ownership through Leedan.


Insurance

         As a provider of security services, the Company faces potential claims in the event of any successful terrorist attempt in circumstances associated with the Company. Any such claim could have a material adverse effect on the financial position and results of operations of the Company and on the Company's ability to conduct its business. Any such claim could also be for amounts far exceeding the financial capability of the Company. The Company maintains insurance coverage against such potential liabilities including (i) third-party aviation liability coverage; (ii) third-party general liability coverage; and
(iii) errors and omissions coverage.

Item 2.  Description of Properties

         Each of the Company's offices and other operating facilities is leased pursuant to an arrangement, entered into in the ordinary course of its business, which can be replaced without any material consequence to the Company.

         For its USA corporate office located at 10332 Old Olive Street Rd. in St. Louis, the Company rents a 4,000 square foot building owned by Sandy and Bill Glassman, former owners of Huntleigh. Huntleigh pays $5,000 per month plus property taxes, maintenance and insurance. The lease expires April 30, 2002.

Item 3.           Legal Proceedings

         The Company is not currently engaged in (or, to its knowledge, threatened with) any material legal proceedings, other than as described below.

         The Company was served two Grand Jury subpoenas to produce documents relating to its operation in Philadelphia, PA. The records include:

1. Personnel records of all present and former employees who performed services for Huntleigh at the Philadelphia airport.

2. Records regarding the training and background checks of such employees.

3. Personnel records relating to Huntleigh employees who directly supervised the Philadelphia employees.

4. Other related documents.

Prior to subpoena, the Federal Aviation Administration (FAA) seized personnel documents of Philadelphia employees without a subpoena. On May 27, 1999, Huntleigh submitted documents in response to the second subpoena. Huntleigh's attorneys were informed by the U.S. Attorney that six of it's Philadelphia employees would be subpoenaed to testify before the Grand Jury, but to the best of Huntleigh's attorneys knowledge that has not yet occurred. The U.S. Department of Transportation had contacted one of the former employees requesting that she supply certain information to the department about the incidents subject of the Grand Jury investigation. According to Huntleigh's attorneys, this individual has not yet supplied any information to the department of Transportation.


Item 4.           Control of Registrant

Leedan, through wholly-owned subsidiaries, owns approximately 36.1% of the issued and outstanding Common Shares. Mr. Menachem J. Atzmon and Mr. Ezra Harel own, indirectly 100% of the outstanding shares of Leedan and may be deemed to control such company. Leedan, Mr. Atzmon and Mr. Harel may be able to appoint all the directors of ICTS and control the affairs of ICTS.

         The following table sets forth certain information regarding the beneficial ownership of the Common Shares of ICTS, as of the date of this Annual Report, by each person who is known by ICTS to own beneficially more than 10% of the outstanding Common Shares:

                                         Amount of Shares          Percent of
                                         Beneficially Owned        Class Owned

Leedan......................                2,255,000                 36.1%
Ezra Harel..................                2,920,000(1)              46.7%
Menachem J. Atzmon..........                2,645,000(2)              42.3%

Directors and Executive
  Officers as a Group.......                3,970,400(3)              59.0%
  (11 persons)

1 For purposes of U.S. Securities laws, Mr. Harel may be deemed to beneficially own Leedan's Common Shares by reason of his control of Leedan. This amount includes 275,000 Common Shares owned by Mr. Harel, 390,000 shares owned by a company controled by Mr. Harel and Mr. Atzmon and 2,255,000 Common Shares owned by Leedan.

2 For purposes of U.S. Securities laws, Mr. Atzmon may be deemed to beneficially own Leedan's Common Shares by reason of his control of Leedan and 390,000 shares owned by a company controled by Mr. Harel and Mr. Atzmon.

3 Includes (a) 2,255,000 Common Shares held by Leedan and (b) 480,400 Common Shares issuable upon the exercise of options granted to certain directors and executive officers of the Company which have vested or which become exercisable within 60 days.

Item 5.           Nature of Trading Market.

         The Common Shares have been quoted on the NASDAQ National Market under the symbol "ICTS". The following table sets forth, for the periods indicated, the high and low last reported sale prices for the Company's Common Shares:

                                                                                  High            Low


         First Quarter 1998.....................                                $8.625           $6.4375
         Second Quarter 1998....................                                $8.375           $6.25
         Third Quarter 1998.....................                                $7.375           $5.125
         Fourth Quarter 1998....................                                $6.375           $3.8125
         First Quarter 1999.....................                                $6.125           $3.6875
         Second Quarter 1999....................                                $6.0625          $4.6875
         Third Quarter 1999.....................                                $6.1875          $4.5625
         Fourth Quarter 1999....................                                $6.25            $4.500

On March 15, 2000, the last reported sale price of the Company's Common Shares as reported by Bloomberg Business News was $6.00 per Common Share. As of March 15, 2000, the Company had 21 shareholders of record. The Company believes it has more than 1700 beneficial shareholders in the U.S. There is currently no trading market for the Company's Common Shares outside the U.S.


Item 6. Exchange Controls and Other Limitations Affecting Security Holders.

         The Company does not expect to pay dividends in the foreseeable future. To the extent that dividends are distributed by the Company, such dividends ordinarily would be subject under Netherlands tax law to withholding tax at the rate of 25%. Share dividends would also be subject to Netherlands dividend withholding tax, unless certain conditions were met under Netherlands tax law. See Item 7 - "Taxation - Netherlands Taxes."

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

         Under the tax convention currently in force between the United States and The Netherlands (the "Treaty"), dividends paid by ICTS to an individual shareholder resident in the United States or a corporate shareholder organized under the laws of the United States or any State or territory thereof entitled to the benefits of the Treaty (each, a "U.S. Treaty Shareholder") are generally eligible for a reduction in the rate of Netherlands dividend withholding to 15%, unless such U.S. Treaty Shareholder has a permanent establishment in The Netherlands to which the Common Shares are attributable.

         Generally, no Netherlands dividend withholding tax applies on the sale or disposition of Common Shares to persons other than ICTS or its subsidiaries or affiliates. In case of sale or disposition of common shares to ICTS or any of its subsidiaries, The Netherlands dividend withholding tax may apply.

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

         Generally, a substantial interest in the share capital of ICTS does not exist if the non-resident Shareholder, alone or together with certain close relatives, does not own, directly or indirectly, 5% or more of the issued capital of any class of shares in ICTS, options to acquire 5% or more of the issued capital of any class of shares or certain profit-sharing rights. In case of a substantial interest claims the non- resident Shareholder has on ICTS International N.V. may belong to such substantial interest. Non-resident Shareholders owning a substantial interest in ICTS may be subject to income tax upon the occurrence of certain events, for example when they cease to own a substantial interest.

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

Netherlands Gift, Inheritance Tax and Transfer Tax Upon Gift or Death

         A gift or inheritance of Common Shares from a non-resident Shareholder will not be subject to Netherlands gift, inheritance tax, and transfer tax upon gift or death provided that:

         (a) (i) the Common Shares are not an asset attributable to a resident enterprise or to a permanent establishment or a permanent representative of a non-resident enterprise, as well as the Common Shares are not an asset that comes of a co- entitlement other than being a shareholder, in such an enterprise and (ii) the non-resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than through ownership of securities or through employment, to which enterprise the Common Shares are attributable.

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

Item 8.           Selected Financial Data

         The following table sets forth selected financial data for the Company for the five years ended December 31, 1999. The selected financial data presented below for each of the five fiscal years in the period ended December 31, 1999 have been derived from the financial statements of the Company, which have been audited by Kesselman & Kesselman for the three fiscal years ended December 31, 1997, 1998 and 1999. Kesselman & Kesselman is a member of PriceWaterhouse Coopers International Limited, a company limited by guarantee registered in England and Wales. Effective July 1, 1997, the Company had reacquired 100% control of ICTS GmbH. Accordingly, the financial data for ICTS are presented on a consolidated basis for 1997, 1998 and 1999, except that ICTS GmbH is presented on the equity method for the period ending June 30, 1997 and on a consolidated basis thereafter. The information set forth below for 1997 and 1998 and 1999 is qualified by reference to, and should be read in conjunction with, the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report.

                                              U.S. $ in Thousands (except per share data)
                                                        The Company (1) (2) (3)

                                                       Year Ended December 31,
                                                      1995              1996             1997             1998              1999
                                                 ---------------- ----------------- ---------------- ---------------- ------------

Revenues.........................                      $29,826          $38,943           $53,798          $64,130         $134,819
Costs of revenues.....                                  25,061           32,610            45,016           54,109          118,915
Gross profit......................                       4,765            6,333             8,782           10,021           15,904
Amortization of goodwill                                   164              154               321              485              840
Selling, general and administrative
Operating income                                         1,634            2,080             2,467            2,698            4,918
Financial (expenses) Income, net                          (296)             381             3,589             (490)             184
Other income (expense), net                                 (9)           4,547               226             (703)             (86)
Income before taxes on income                            1,329            7,008             6,282            1,505            5,016
Income taxes                                              (339)            (449)           (2,357)            (837)          (2,645)
Income from operations of the company and its
Share in profits of associated companies, net
Minority interest                                            -                -                 -                -               (2)
Income before cumulative effect of an
Cumulative effect, at beginning of year
Net income for the year                                 $1,113           $6,764            $4,046             $882           $2,330
                                                 ================ ================= ================ ================ =============
Net income per share                                     $0.28            $1.35            $0.62            $0.14            $0.37
                                                 ================ ================= ================ ================ =============
Net income per share - fully diluted                     $0.28            $1.33            $0.61            $0.14            $0.37
                                                 ================ ================= ================ ================ =============
Weighted average number of shares
Adjusted weighted average number of shares
outstanding                                              4,024            5,098             6,681            6,517            6,274
                                                 ================ ================= ================ ================ =============

Balance Sheet Data:
Cash and cash equivalent                                $1,899          $16,366           $13,699          $11,273           $6,795
Short term investments                                                    8,888             4,344            6,380            9,653
Working (deficit) capital                                 (934)          23,535            15,905           14,622           18,960
Total assets                                            13,908           41,947            45,719           53,832           69,522
Short term bank debts and current maturities
Long term debt, net                                        237              250             1,607            6,174           14,951
Retained earnings                                          743            7,507            11,553           12,435           14,765
Shareholder's equity                                     3,946           30,073            30,132           30,899           28,286

(1) See note1 to financial statements as to operations and basis of presentation

(2) See Note 2(b) to financial statements as to principles of consolidation. For years ended December 31, 1995 and 1996, the financial statements of the Company show ICTS GmbH on the equity method as 55% of such company was sold in 1994. For
1997, the financial statements of the Company show ICTS GmbH on the equity method for the period ending June 30, 1997 and on a consolidated basis thereafter as, effective July 1, 1997, the Company had reacquired control over ICTS GmbH.


Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The financial information with respect to the Company for 1995, 1996, 1997,1998 and 1999 which is included in this Annual Report describes the consolidated operating results and the consolidated financial condition of the Company for such periods.

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

Corporate Income Taxes

Each subsidiary of ICTS is subject to taxation according to the tax rules applying with respect to its place of incorporation, residency or operations. ICTS is incorporated under the laws of The Netherlands and is therefore subject to the tax laws of The Netherlands. ICTS receives from its subsidiaries and affiliates(with the exception of ICTS 1994 (USA) Inc. and the Company's Israeli subsidiary) management fees or royalty payments under license agreements by which ICTS provides such companies with a license to utilize the expertise of ICTS. The payment of the royalties by such subsidiaries and affiliates to ICTS is subject to corporate income tax in the Netherlands and withholding taxes at varying rates according to the country of incorporation or residency of such subsidiary or affiliate.

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

                                                                   Year Ended December 31,

                                                               1997                     1998              1999

Revenues.....................                                  100%                     100%                100%
Cost of revenues.............                                  83.7                     84.4                88.2
                                                               ----                     ----                ----

Gross profit...........                                        16.3                     15.6                11.8
Selling, general and
  administrative expenses.....                                 11.1                     10.7                 7.5
Operating income ..............                                 4.6                      4.2                 3.6
Net income ............                                         7.5%                     1.4%                1.7%
                                                                ====                    ====                ====

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998.

Revenues:
Revenues in the year ended December 31, 1999 increased by 110% as compared to the year ended December 31, 1998. This increase ($70.7 million) is attributable to the consolidation of Huntleigh, since January 1st, that increased the revenues by $58 million and an increase of $12.7 million in the revenues from operations in Europe, mainly in UK, Germany and France. In general, Huntleigh serves the same clients as the rest of ICTS companies do, which means that the increased revenues was achieved from both existing and new airline customers.

Gross Profit. Gross profit is defined as revenues less costs directly related to the provision of services as well as certain indirect expenses such as airport offices, airport fees, local training and other direct labor related expenses (such as uniforms and transportation).

Gross profit margin decreased in the year ended December 31, 1999 as compared to the year ended December 31, 1998 by 3.8%. The decrease is mainly due to the low margins in the operations of the company in the USA. Part of the decrease is also related to Start- up costs with respect to the opening of new locations (Detroit, Portland, Seattle and Anchorage) and new facilities for airlines as well as costs of expanding the operation of the APS system totaled approximately $700,000.

Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues decreased by 3.2% in the year ended December 31, 1999 as compared to the year ended December 31, 1998, but increased in an amount of $3.3 million. Such increase, resulted primarily from additional expenses of approximately $2.5 million attributable to the consolidation of Huntleigh as of January 1, 1999. Other general expenses were incurred in order to facilitate growth.


Financial (Expenses) Income, Net. Financial (expenses) income, net includes interest income (net of interest expense) and foreign currency translation gains or losses. Financial income, net also includes adjustments due to the impact of exchange rate differences on financial instruments. The income increase of approximately $674,000 is mainly attributable to a gain due to the impact of exchange rate differences, as a result of the strengthening of the U.S. dollar in European markets. The Company has made efforts to limit the currency fluctuation effect on its results by financial forward and hedging transactions.

Income on cash deposits has slightly decreased  primarily due to the decrease in
interest   rates  on  US  dollars   deposits  in  the  financial   markets  from
approximately 4.5% in 1998 to approximately 4.0% during most of 1999.

Other Income (Expense), Net. Other expenses for the year ended December 31, 1999 consist of approximately $85,000 of acquisition expenses for the Huntleigh acquisition.

Income Taxes. The Company's consolidated effective income tax rate in the year ended December 31, 1999 was 52.7% as compared to 55.6% in the year ended
December 31, 1998. The main reasons for this tax rate are (i) an increase in 1999 as compared to 1998 in earnings before tax of subsidiaries in countries where high tax rates are levied i.e. Germany and Italy, while the tax rate of subsidiaries which incurred losses i.e. USA, were lower, and (ii) an expense for amortization of goodwill, representing a non-deductible expense for tax purposes. A dividend distribution by the German subsidiary to the parent company in the Netherlands allowed a substantial tax saving which decreased the overall effective tax rate in 1999 as compared to 1998.

Equity in Results of Affiliates, Net. Equity in results of affiliates, net, for the year ended December 31, 1999, includes the Company's share of the profits of PI, Demco and an amortization on account of the Company's investment in the APS JV. The Equity in results of Affiliates in the year ended December 31, 1998, consisted only the Company's share of the profits of PI

Net Income. As a result of the foregoing, the Company's net income increased by approximately $1.5 million in 1999, to approximately USD 2.3, as compared to approximately $0.8 million in the year ended December 31, 1998.


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

         Other Income (Expense), Net. Other expenses for the year ended December 31, 1998 consist of approximately $410,000 of write- off of investment in computerized systems for the training of manpower. An amount of $122,000 expenses was recorded in connection with an unsuccessful attempt to acquire a ground handling company operation in the UK. In addition, an amount of $166,000 was accrued as a success fee for the Huntliegh acquisition.

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

Equity in Results of Affiliates, Net. Equity in results of affiliates, net, for the year ended December 31, 1998, includes the Company's share of the profits of its Dutch affiliate, PI. Compared with the net equity results of the year ended December 31, 1997, which included(i) its Dutch affiliate, (ii) its Israeli affiliate, subsequent to the Company's acquisition of a 37% interest in such company in August, 1997 and (iii) FIS GmbH, for the period January 1, 1997 until such company's consolidation with ICTS effective July 1, 1997. In December 1997, the Company sold its interest in ICTSAP. Equity in results of affiliates, amounted to $121,000.

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

Liquidity and Capital Resources

         The Company's principal cash requirement is the payment of wages. Employees are typically paid during the first ten days of the month for the preceding month, while payments from customers are generally received within 30 days of the date of invoice. Working capital is financed primarily by cash from operating activities and, as necessary, by short-term borrowings. Due to the seasonality of the Company's business, working capital requirements are relatively higher during the summer months. For 1997 and 1998, net cash provided by operations was $3,318,000 and $511,000, respectively.

         The effect of Huntleigh's working capital requirement and its needs to finance growth resulted in a total group's negative cash flow result from operating activities in 1999 of $490,000.

         In 1999 the Company's investing activities consisted of the purchase of equipment, representing capital expenditures of $994,000, and the investment in the transactions discussed below. The Company's current primary sources of short-term liquidity and capital resources are cash flow from operating activities and short-term credit facilities of approximately $3.1 million. During 1999, the Company increased its long term loans by $5.8 million mainly for the purpose of financing the growth of Huntleigh U.S.A. Corporation, which was realized during the first two quarters of 1999. During 1999 $1.8 million was collected on long term loans to John Bryce (as hereinafter defined) and A.M.S.

         During 1999 an amount of $553,000 served for a repurchase of shares by the Company. The Company was authorized by its shareholders to invest up to $6,500,000 to repurchase shares of its common stock in the open market at prices not to exceed $10.00 per share.

         The Company currently funds its activities with operating cash flow and bank borrowings at the subsidiary level, as well as the short-term credit facilities referred to the above. There are no material commitments for capital expenditures.

The Company believes that current cash balances, cash flow from operating activities and its bank facilities should be sufficient to fund continued expansion and to meet all its anticipated cash requirements for at least the next 12 months.

Strategic Investments

In January 1997 the Company purchased an 82.5% interest in Service Service, Inc. ("SSI") for approximately $573,000. SSI, a Chicago- based company provides passenger check-in services to American Airlines at O'Hare Airport. On February 25, 1999, the Company acquired the remaining 17.5% of SSI so that it became a 100% subsidiary.

In April 1997, the Company acquired 5% of FIS GmbH which resulted in the Company owning 50% of the outstanding equity in FIS GmbH. Subsequently, effective July 1, 1997, the Company acquired the remaining 50% of FIS GmbH. As a result of these transactions, effective July 1, 1997, the Company became the owner, directly and indirectly, of 100% of the equity of FIS GmbH.

In August 1997, the Company acquired 37% of the outstanding shares of Demco for approximately $1.2 million. In 1998, the Company sold 18% of the Demco shares, which shares were reacquired in 1999. Demco, a privately-held firm based in Israel, is engaged in the design, planning and implementation of, and provides consulting with respect to, emergency systems and contingency procedures for government agencies and large organizations.

In November 1997,the Company entered into the series of transactions discussed below with John Bryce Systems Ltd. and A.M.S. Advanced Maintenance Systems Ltd. ("A.M.S." and, together with John Bryce Systems Ltd., "John Bryce"), Israeli companies under common control. John Bryce is an Israel-based software specialist with a focus on the aviation industry. Each of the Company, the Company's Dutch affiliate and A.M.S. held a one-third interest in the APS. In the initial transaction, in return for providing a guarantee of $225,000 of obligations of John Bryce and a payment of $25,000 to John Bryce, the Company acquired exclusive marketing rights for an airline operations control system and an aircraft maintenance management system developed by A.M.S. The Company subsequently made a commitment to provide up to $2,915 million of loans to John Bryce, and provided such loan in the course of 1998 and 1999. In connection with such commitment, in November 1997 the Company acquired, for $500,000, a ten-year, zero coupon bond of John Bryce with a face value at maturity of $1.062 million. The Company was granted a four-year option to purchase a 51% equity interest in John Bryce. In January 2000 the Company exercised its options to acquire 51% of the shares of John Bryce for approximately $2.7 million. Subsequently, the company sold its shares in John Bryce Systems Ltd. to Gilat in consideration for 388,189 unregistered common shares of Gilat, while retaining its 51% interest in AMS Advance Maintenance System Ltd. Gilat is a NASDAQ listed company (GICOF).

         As of January 1, 1999 the Company acquired 80% of the issued and outstanding capital stock of Huntleigh Corporation and has an option to acquire the remaining 20% at an agreed upon price formula. Huntleigh is a provider of aviation services in the United States.

New Accounting Standards

         In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Cost of Start-Up Activities" (SOP 98-5). This standard requires companies to expense the costs of start-up activities and organization costs as incurred.

         In June 1998, the FASB issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities." FAS 133 established a new model for accounting for derivatives and hedging activities. FAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. FAS 133 is effective for calendar year companies beginning January 1, 2001. As of December 31, 1999, the company has no derivative instruments.


Other Matters

The Company did not experience any Y2K problems. The Company is still on alert for any future Y2K issues.

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


         FACTORS AFFECTING OUR OPERATING RESULTS, BUSINESS AND PROSPECTS

         This report on Form 20-F contains forward-looking statements which involve risks and uncertainties. The factors described below, among others, could cause our actual results to differ materially from those anticipated.

         International Operations Concerns.The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic or political instability and trade restrictions), any one of which could have a significant negative impact on the Company's ability to deliver its services on a competitive and timely basis and on the results of the Company's operations. Although the Company has not encountered significant difficulties in connection with the sale or provision of its services in international markets, future imposition of, or significant increases in, the level of trade restrictions (especially those involving the ability of U.S. carriers to land at foreign airports) or economic or political instability in the areas where the Company operates could have an adverse effect on the Company's business, results of operations or financial condition. For example, the Company currently provides services at several airports in states of the former Soviet Union. The Company's ability to continue operations in the former Soviet Union may be adversely affected by future changes in legislation or by changes in the political environment in the former Soviet Union.

         Customers Financial Condition. The financial condition of the Company's airline clients is likely to have a material impact upon the nature and extent of the services which such airlines procure from independent suppliers and the prices which such airlines will be willing to pay for such services. In addition, consolidation in the airline industry may result in the Company gaining or losing contracts. Finally, financial difficulties of airlines, whether temporary or permanent, regardless of the cause of such financial difficulties, may cause such airlines to either partially or completely cease operations, or may result in such airlines being forced to seek protection under bankruptcy and similar statutes. Any of these events could have a material adverse effect on the Company's business, results of operations or financial condition.

         Fluctuations in Demand for the Company's Services. The Company is affected by the extent of terrorist activity in the world generally and, specifically, in the aviation industry. In addition, the Company's results of operations and financial condition are affected by the determination by government agencies (e.g., the FAA and the United Kingdom Department of Transportation) of the level of security to be required, from time to time, of airlines and airports. Typically, demand for the Company's services rises after events involving or potentially involving terrorist activity and may thereafter decline as the threat is perceived to diminish. There can be no assurance that the Company will be able to manage fluctuations in the demand for its services successfully or that changes in the factors discussed in this paragraph will not have a material effect on the Company's business, results of operations or financial condition. See "Business -- Background."

         The level of air travel throughout the world has seen almost uninterrupted growth since the early 1970's, but there can be no assurance that such growth will continue. Because the Company's typical billing arrangements are based on the number of hours served or flights serviced, a decrease in the level, of air travel would have an adverse effect on the Company's business,. results of operations and financial condition.

         Fluctuations in Operating Results; Seasonality. The Company's operating results fluctuate significantly from quarter to quarter as a result of a variety of factors, primarily relating to the seasonality of air travel. Specifically, there has historically been a significant increase in air travel in the Northern Hemisphere during the summer months. Since the Company's revenues are typically based on the number of hours served (which is directly related to the number of flights serviced), the increase in air travel during those months results in increased revenues during the Company's third quarter. Consequently, the Company's revenues vary significantly by quarter and the Company's operating results experience significant fluctuations.

         Failure to Meet Performance Requirements. The continued success of the Company is dependent upon its ability to continue to meet the performance requirements set by its clients and the government agencies which regulate them. The Company is subject to random periodic tests by government authorities with regard to the professional level of the services and training which it provides, including adherence to FAA regulations relating to all aspects of passenger handling, baggage handling and aircraft security and to the training systems utilized, and government regulations relating to baggage handling and employee background checks. Any failure to pass such a test may result in the loss of a contract or a license to perform services and would also be likely to have an adverse effect on the reputation of the Company.

         Potential for Liability Claims. As a provider of security services, the Company faces potential liability claims in the event of any successful terrorist attempt in circumstances associated with the Company. Although the Company maintains insurance coverage against such potential liabilities, any such claim against the Company might exceed the amount of such insurance coverage or fall outside of the types of activities covered by such insurance. Any of these situations could have a material adverse effect on the Company's business, results of operations or financial condition.

         Loss of Required Licenses. In numerous airports in which the Company operates (including most of the major international airports in Western Europe), a license to operate is required from the airport authority. Such licenses are usually issued for a period of 12 months and are renewable. Some airport authorities limit the number of licenses they issue. Although the Company currently has a license to operate in each of the major international airports in Western Europe where such licenses are required, the loss of, or failure to obtain, a license to operate in one or more airports could result in the loss of, or the inability to compete for, a major contract.

         Loss of Contracts with Airports and/or Airlines. The Company's services are typically provided pursuant to contracts ranging in term from one to three & years, which are cancelable on short notice at any time, with or without cause. There can be no assurance that an existing client will not decide to terminate or fail to renew a contract. Any such termination or failure to renew a contract with the Company could have a material adverse effect on the Company's business, results of operations or financial condition.

         Development of Competing Products or Services. Most of the services currently offered by the Company utilize a large number of personnel and include the direct interviewing of each passenger boarding an aircraft. If developed, alternative passenger classification methodologies or technologies requiring less manpower could be more cost-effective than the Company's current services. Similarly, the development of equipment capable of detecting all, or most, types of weapons and explosives could reduce the need for the services presently provided by the Company. The cost associated with the performance of profiling services, and its impact on passenger service, may serve as an incentive for airlines to seek the development of technological alternatives to the present methods. The Company is aware of existing efforts and investments of certain airlines towards that end. The development of such competing products and services could have a material adverse effect on the Company's business, results of operations or financial condition.

         Privatization of Services. There can be no assurance that the trend toward privatization of services will not diminish or even be reversed. In addition, the trend by airlines to select a single vendor to provide all or a large part of their required aviation security services may not continue; even if it does continue, there can be no assurance that the Company will be selected as the single vendor to provide such services. The realization of any of these negative outcomes could have a material adverse effect on the Company's business, results of operations or financial condition.



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

                  The  members of the  Supervisory  Board are Ezra  Harel,  Boaz
Harel, Savinoam Avivi, Michael Barnea, Gerald Gitner, Menachem Atzmon and Amos Lapidot. The sole member of the Management Board is Lior Zouker. The Supervisory Board currently has two committees, an Audit Committee, whose members are Amos Lapidot, Savinoam Avivi Menachem J. Atzmon and Gerald Gitner, and a Compensation Committee, whose members are Ezra Harel, Gerald Gitner and Michael Barnea. The Audit Committee is responsible for overseeing the Company's accounting, reporting and financial control practices. The Compensation Committee is responsible for overseeing director and executive officer compensation plans and arrangements.

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

                  Directors and Executive Officers

                      The following table lists the directors and executive officers of ICTS:
                           Age                           Position

         Ezra Harel........49                   Member of the Supervisory Board
         Boaz Harel........36                   Member of the Supervisory Board
         Savinoam Avivi....61                   Member of the Supervisory Board
         Michael Barnea....44                   Member of the Supervisory Board
         Gerald Gitner ....54                   Member of the Supervisory Board
         Menachem  Atzmon..56                   Member of the Supervisory Board
         Amos Lapidot .....65                   Member of the Supervisory Board
         Lior Zouker.......51                   Member of the Management Board
                                                 and Chief Executive Officer
         Yoav Navon .......49                   Chief Operating Officer and Vice
                                                President- Business Development
         Joseph Yahav .....43                   Vice President- International
         Ranaan Nir........51                   Chief Financial Officer, Vice
                                                President-Finance, and Treasurer
         M. Albert Nissim..66                   Secretary


Ezra Harel is the controlling shareholder of Leedan, an investment holding company. Mr. Ezra Harel has been the Vice Chairman of the Board of Directors of Rogosin Enterprises Ltd., an affiliate of Leedan ("Rogosin"), since 1994. Rogosin has been one of the largest independent manufacturers of tire cord in the world and is now an investment company. He has also served as Chairman of the Board of Directors of Dash 200+ (a company involved with the conversion of Boeing 747 aircraft from passenger to cargo use) since 1991 and of Tuffy Associates Inc. (an automotive service franchise company) since 1993. Mr. Ezra Harel is the brother of Mr. Boaz Harel.

Boaz Harel has been the Managing Director of Leedan between 1993 and December 31, 1997. Since September 1996, and in addition to his capacity as the Managing Director of Leedan, Mr. Boaz Harel has relocated to New York and serves as the Chairman of ICTS USA (1994), Inc., the wholly owned U.S. subsidiary of the Company, and in this capacity is responsible for the business development of the Company in the U.S. Mr. Boaz Harel is the Chairman of Pioneer Commercial Funding Corp. ("Pioneer"), a publicly-traded mortgage warehouse lender, serving in such capacity since November 1996. Pioneer is an affiliate of Leedan. Mr. Boaz Harel is the brother of Mr. Ezra Harel.

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

Gerald Gitner from 1992 until 1998 he was Chairman of Avalon Group, Ltd., an investment banking firm and President of Avalon Securities Ltd., its affiliate and an NASD member broker- dealer. Since 1993, he is a director of Trans World Airlines, Inc. In December, 1997, he was appointed to serve as CEO and in February 1997 as Chairman of Trans World Airlines, Inc. He served as CEO until May, 1999. Mr. Gitner is a Trustee of Rochester Institue of Technology.

Amos Lapidot is a Lieutenant General (reserve) in the Israeli Defense Forces and has served in the past as Commander-in-Chief of the Israeli Air Force. Mr. Lapidot has been a Special Assistant to the Israeli Ministry of Defense since 1988. He has also been a director of El Al since 1995. Mr. Lapidot is President of the Israeli Technion.

Menachem J. Atzmon is a Chartered accountant (Isr). Mr. Atzmon is a controlling shareholder of Leedan, an investment holding company. As of 1995 Mr. Atzmon serves as a Director of Spencer Corporation Ltd., an Investment company. Since 1996 he is the Managing Director of Albermale Investment Ltd. and Kent Investment Holding Ltd., both investment companies. Since January 1998 he is serving as CEO of Seehafen Rostok Umschlagsgesellschaft mbH, Germany, a company engaged in sea port activities. Mr. Atzmon served as director of Zim Navigation Co. Ltd. From 1984 to 1987, a company engaged in freight transport, mainly sea transport and from 1984 to 1987 as a joint managing director and CEO of the Israel Corporation, one of the largest investment corporations in Israel and the Israeli Refineries, a company engaged in oil refinery and distribution.

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

                  During 1998, the Company entered into an agreement with Mr. Ezra Harel for his services to the Company, providing for compensation of $120,000 until terminated on 30 days written notice.


Item 11.          Compensation of Directors and Officers.

                  The aggregate direct remuneration paid to all persons who functioned as directors and officers of the Company during the year ended December 31, 1999 was approximately $1,200,000. This figure does not include business expenses reimbursed to such persons. This figure includes approximately $16,000, which was set aside or accrued to provide pension, retirement or similar benefits. This figure also includes a bonus paid to Mr. Lior Zouker, the Company's Chief Executive Officer.

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

                  As of the date of this Annual Report, ICTS has granted options to purchase 599,700 Common Shares, of which options to purchase 330,400 Common Shares have been granted to directors and executive officers of the Company as a group, at exercise prices ranging from $6.50 to $10.75 per share under the 1995 Equity Incentive Plan. These options vest over various terms, ranging from immediately to five years. Outstanding options expire at various times, but not later than December 2002. Of such granted options, 111,520 shares have expired and 4,480 options have been exercised.

                  In addition to options granted or reserved for grant under the 1995 Equity Incentive Plan, during 1995 the Company also granted options to purchase 108,000 Common Shares at $7.00 per share to an unaffiliated consultant as partial consideration for his assistance in connection with the planning for the Company's initial public offering.

              On June 22, 1999 shareholders adopted the 1999 Equity Incentive Plan (the "Plan").

                            The Plan provides a means whereby employees,
officers, directors, and certain consultants and independent contractors of the Company ("Qualified Grantees") may acquire the Common Shares of the Company pursuant to grants of (i) Incentive Stock Options ("ISO") and (ii) "non-qualified stock options". A summary of the significant provisions of the Plan is set forth below. A copy of the full Plan is annexed as Exhibit A to this Proxy Statement. The following description of the Plan is qualified in its entirety by reference to the Plan itself.

                   The purpose of the Plan is to further the long-term stability, continuing growth and financial success of the Company by attracting and retaining key employees, directors and selected advisors through the use of stock incentives, while stimulating the efforts of these individuals upon whose judgment and interest the Company is and will be largely dependent for the successful conduct of its business. The Company believes that the Plan will strengthen these persons' desire to remain with the Company and will further the identification of those persons' interests with those of the Company's shareholders.

                  The Plan provides that options to purchase up to 600,000 Common Shares of the Company may be issued to the employees and outside directors. All present and future employees shall be eligible to receive incentive awards under the Plan, and all present and future non-employee directors shall be eligible to receive non- statutory options under the Plan. An eligible employee or non- employee director shall be notified in writing, stating the number of shares for which options are granted, the option price per share, and conditions surrounding the grant and exercise of the options.

                  The exercise price of shares of Company Stock covered by an ISO shall be not less than 100% of the fair market value of such shares on the date of grant; provided that if an ISO is granted to an employee who, at the time of the grant, is a 10% shareholder, then the exercise price of the shares covered by the incentive stock option shall be not less than 110% of the fair market value of such shares on the date of grant. The exercise price of shares covered by a non-qualified stock option shall be not less than 85% of the fair market value of such shares on the date of grant.

                  The Plan shall be administered by the Compensation Committee of the Supervisory Board, which shall be appointed by the Supervisory Board of the Company, and which shall consist of a minimum of two members of the Supervisory Board of the Company.

As of the date of this Annual Report, 150,000 options have been granted under the Plan to two executive officers of the Company at an exercise price of $5.00.

Item 13.  Interest of Management in Certain Transactions.

                  During 1998, the Company purchased 300,000 shares of Common Stock of Pioneer Commercial Funding Corp.("Pioneer") from

Leedan for a purchase price of $2.50 per share. Pioneer is a sister corporation through common ownership through Leedan.

                  During 1998, the Company sold to ICTS Global Security, B.V., an affiliated company, for $565,000 18% of the shares of Demco. In July, 1999 the Company repurchased these shares for the same price.

                  During 1998, the Company made loans to four officers of the Company aggregating $60,000.

                  During 1998, the Company entered into an agreement with Mr. Ezra Harel for his services to the Company, providing for compensation of $120,000 until terminated on 30 days written notice.

                  During 1999, the Company paid $166,000 to three officers of the Company as a success fee, in connection with the Huntleigh acquisition.

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

                  In August 1997, the Company, as part of a group consisting of Leedan, Rogosin Development and Holdings Ltd. and Pioneer, each an affiliate of Leedan (the "Leedan Group"), invested in a joint venture, Bilu Investments Ltd. ("Bilu"). Bilu is engaged in the financing of real estate projects in Israel, primarily in the residential market. In consideration for a 9.3% equity interest in Bilu, the Company contributed $259,000 and has guaranteed $2,915,000 of debt obligations of Bilu.

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


Item 18.          Financial Statements

                  See Item 19(a).


Item 19(a)  Financial Statements

         ICTS INTERNATIONAL N.V.


         Report of Independent Auditors

         Consolidated Financial Statements:
         Consolidated Balance Sheets
         Consolidated Statements of Operations and Comprehensive Income Consolidated Statements of Changes in Shareholders' Equity Consolidated of Statements of Cash Flows
         Notes to Consolidated Financial Statements



Item 19(b)  Exhibits

 1.    Articles of Association of the Company.*

 2.     Specimen of the Company's Common Stock.*

 *     Filed herewith.

                             ICTS INTERNATIONAL N.V.
                               1999 ANNUAL REPORT






                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                                  Page

                           Report of independent auditors                                                          F-2
                           Consolidated financial statements:
                           Consolidated balance sheets                                                          F-3 - F-4
                           Consolidated statements of operations and comprehensive income                          F-5
                           Consolidated statements of changes in shareholders' equity                              F-6
                           Consolidated statements of cash flows                                                F-7 - F-8
                           Notes to consolidated financial statements                                          F-9 - F-36







                         REPORT OF INDEPENDENT AUDITORS


To the Shareholders of
ICTS INTERNATIONAL N.V.


We  have  audited  the   accompanying   consolidated   balance  sheets  of  ICTS
International  N.V. and its subsidiaries ("the Company") as of December 31, 1999
and  1998,   and  the  related   consolidated   statements  of  operations   and
comprehensive income, changes in shareholders' equity and cash flows for each of the three years ended  December 31, 1999.  These  financial  statements  are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  our  audits  in  accordance  with  generally   accepted  auditing
standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the  accounting  principles  used and  significant  estimates  made by management,  as well as evaluating the overall financial statement presentation.
We believe that our audits provide a fair basis for our opinion.


In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1999 and 1998, and the consolidated results of its operations and comprehensive income, changes in shareholders' equity and the cash flows for each of the three years ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




Ramat Gan, Israel                                       Kesselman & Kesselman
March 15, 2000                              Certified Public Accountants (Isr.)




                             ICTS INTERNATIONAL N.V.
                           CONSOLIDATED BALANCE SHEETS
                               (US $ in thousands)


                                                                                         December 31,
                                                                                       1999         1998
                                      A s s e t s
       CURRENT ASSETS:
           Cash and cash equivalents (note 2c)                                       $  6,795     $  11,273
           Short-term investments  (note 3)                                             9,653         6,380
           Accounts receivable - trade                                                 24,214        10,454
           Other current assets                                                         2,565         1,965
                                                                                      -------       -------
                    T o t a l  current assets                                          43,227        30,072
                                                                                      -------       -------
       INVESTMENTS AND LONG-TERM RECEIVABLES:
           Investments in associated companies (note 5)                                 1,958         1,795
           Deferred income taxes (note 14)                                              1,338         1,367
           Other investments and long-term receivables, net of current
           maturities (note 6)                                                          3,797         9,813
                                                                                      -------       -------
                                                                                        7,093        12,975
                                                                                      -------       -------
-
       MINORITY INTEREST                                                                   98
                                                                                      -------


       PROPERTY AND EQUIPMENT (note 7):

           Cost                                                                         7,584         3,771
           L e s s - accumulated depreciation                                           2,891         1,817

                                                                                      -------       -------
                                                                                        4,693         1,954
                                                                                      -------       -------

       GOODWILL, net of accumulated amortization of $2,070 in -
           1999 and $1,435 in 1998 (note 2g)                                           14,175         8,582
                                                                                      -------       -------
       OTHER ASSETS AND DEFERRED CHARGES                                                  236           249

                                                                                      -------       -------
                                                                                     $ 69,522      $ 53,832
                                                                                      =======       =======

                                                                                           December 31,
                                                                                             1999         1998

                             Liabilities and shareholders' equity

       CURRENT LIABILITIES:

           Short-term bank credit (note 8)                                                 $  3,118      $  3,663
           Current maturities of long-term loans (note 10)                                    1,851           562
           Accounts payable - trade                                                           4,169         1,421
           Accrued expenses and other liabilities (note 9)                                   15,129         9,804

                                                                                            -------       -------
-
                    T o t a l  current liabilities                                           24,267        15,450

                                                                                            -------       -------
       LONG-TERM LIABILITIES:
-
           Deferred income taxes (note 14)                                                      591
           Accrued severance pay (note 11)                                                    1,427         1,309
           Long-term loans, net of current maturities (note 10)                              14,951         6,174

                                                                                            -------       -------
                    T o t a l  long-term liabilities                                         16,969         7,483
                                                                                            -------       -------
-
       COMMITMENTS  AND CONTINGENT
           LIABILITIES (note 12)
                                                                                            -------       -------
                    T o t a l  liabilities                                                   41,236        22,933

                                                                                            -------       -------
       SHAREHOLDERS' EQUITY:
-
           Share capital - ordinary shares of NLG 1 par value:
             authorized - 17,000,000 shares; issued and outstanding -
             6,569,480 shares                                                                 3,564         3,564
           Additional paid-in capital                                                        19,090        19,090
           Retained earnings                                                                 14,765        12,435
           Cumulative other comprehensive loss                                               (7,358)       (2,968)
                                                                                            -------       -------
                                                                                             30,061        32,121
           Treasury stock - ordinary shares repurchased (322,611 in
             December 31, 1999 and 209,400 in December 31, 1998) - at cost                   (1,775)       (1,222)
                                                                                            -------       -------

                    T o t a l  shareholders' equity                                          28,286        30,899
                                                                                            -------       -------
                                                                                           $ 69,522      $ 53,832
                                                                                            =======       =======
The accompanying notes are an integral part of the financial statements.

                             ICTS INTERNATIONAL N.V.
         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                   (US $ in thousands, except per share data)

                                                                                            Year ended December 31,
                                                                                       1999           1998          1997

REVENUES                                                                            $ 134,819       $ 64,130       $ 53,798
COST OF REVENUES                                                                       118,915        54,109         45,016
                                                                                       -------       -------        -------

GROSS PROFIT                                                                            15,904        10,021          8,782
AMORTIZATION OF GOODWILL                                                                   840           485            321

SELLING, GENERAL AND ADMINISTRATIVE

   EXPENSES                                                                             10,146         6,838          5,994

                                                                                       -------       -------        -------
   OPERATING INCOME                                                                      4,918         2,698          2,467
   INTEREST INCOME                                                                         960         1,149          1,253
   INTEREST EXPENSE                                                                     (1,467)         (533)          (396)
   EXCHANGE RATE DIFFERENCES                                                               691        (1,106)         2,732
   OTHER INCOME (EXPENSES), NET (note 13)                                                  (86)         (703)           226
                                                                                       -------       -------        -------
   INCOME BEFORE TAXES ON INCOME                                                         5,016         1,505          6,282
   TAXES ON INCOME  (note 14)                                                            2,645           837          2,357
                                                                                       -------       -------        -------
   INCOME FROM OPERATIONS OF THE COMPANY
      AND ITS CONSOLIDATED SUBSIDIARIES                                                  2,371           668          3,925

   SHARE IN PROFITS OF ASSOCIATED COMPANIES -
      NET  (note 5b)                                                                        74           214            121
   MINORITY INTERESTS IN PROFITS OF

      CONSOLIDATED SUBSIDIARIES                                                             (2)
                                                                                       -------       -------        -------
   INCOME BEFORE CUMULATIVE EFFECT OF AN

   ACCOUNTING CHANGE                                                                     2,443           882          4,046
   CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF

   AN ACCOUNTING CHANGE (note 2q)                                                         (113)
                                                                                       -------       -------        -------
   NET INCOME FOR THE YEAR                                                             $ 2,330         $ 882        $ 4,046
                                                                                       -------       -------        -------
   OTHER COMPREHENSIVE INCOME (LOSS):
    Translation adjustments                                                             (4,262)        1,830        (4,035)
    Unrealized gains (losses) on marketable securities                                    (128)         (723)           20
                                                                                       -------       -------        -------
                                                                                        (4,390)        1,107        (4,015)
                                                                                       -------       -------        -------

   COMPREHENSIVE INCOME (LOSS) FOR THE YEAR                                           $ (2,060)      $ 1,989          $ 31

EARNINGS PER SHARE (note 2k): -
 Basic                                                                                $ 0.37         $ 0.14          $0.62
 Diluted                                                                              $ 0.37         $ 0.14          $0.61

The accompanying notes are an integral part of the financial statements.

                             ICTS INTERNATIONAL N.V.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     (US $ in thousands, except share data)


                                                                                             Accumulated
                                               Ordinary shares     Additional                   other
                                              Number               paid-in       Retained    comprehensive  Treasury
                                            of shares   Amount      capital      earnings    income (loss)    stock
                                                                                                                          Total
CHANGES DURING 1997:
  Stock options exercised                        4,480         2           26                                                 28

                                                                                                                         -------
  Comprehensive income:
    Net income                                                                     4,046                                   4,046
    Other comprehensive income:
      Translation adjustments                                                                   (4,035)                   (4,035)
      Unrealized gains on marketable
         securities                                                                                 20                        20
                                                                                                                         -------
    Total comprehensive income                                                                                                31
                                              --------   -------     --------     ------      --------                   -------
BALANCE AT DECEMBER 31, 1997                 6,569,480     3,564       19,090     11,553        (4,075)                   30,132
                                              --------   -------     --------     ------      --------                   -------
CHANGES DURING 1998:
  Ordinary shares repurchased                 (209,400)                                                       $(1,222)    (1,222)
                                                                                                                         -------
  Comprehensive income:
    Net income                                                                       882                                     882
    Other comprehensive income (loss):
      Translation adjustments                                                                    1,830                     1,830
      Unrealized losses on marketable
        securities                                                                                (723)                     (723)
                                                                                                                         -------
    Total comprehensive income                                                                                             1,989
                                              --------   -------     --------     ------      --------        --------   -------
BALANCE AT DECEMBER 31, 1998                 6,360,080     3,564       19,090     12,435       *(2,968)        (1,222)    30,899
                                              --------   -------     --------     ------      --------        --------   -------
CHANGES DURING 1999:
  Ordinary shares repurchased                 (113,211)                                                          (553)      (553)
                                                                                                                         -------
  Comprehensive income (loss):
    Net income                                                                     2,330                                   2,330
    Other comprehensive income (loss):

      Translation adjustments                                                                   (4,262)                   (4,262)
      Unrealized losses on marketable
        securities.                                                                               (128)                     (128)
                                                                                                                         -------
    Total comprehensive loss                                                                                              (2,060)
                                              --------   -------     --------     ------      --------        --------   -------
BALANCE AT DECEMBER 31, 1999                 6,246,869   $ 3,564     $ 19,090   $ 14,765     $ * (7,358)    $ (1,775)   $ 28,286
                                              ========   =======     ========     ======      ========        ========   =======

 * Composed as follows:
                                                                                December 31,
                                                                             1999          1998
    Cumulative translation adjustments                                    $(6,527)      $(2,265)
    Cumulative unrealized losses on marketable securities                    (831)         (703)
                                                                          -------       -------
                                                                          $(7,358)      $(2,968)
                                                                          =======       =======
    The  accompanying  notes are an integral  part of the financial statements.

                                                                                                                 (Continued) - 1
                             ICTS INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (US $ in thousands)


                                                                                   Year ended December 31,
                                                                               1999         1998          1997
      CASH FLOWS FROM OPERATING ACTIVITIES:
          Net income for the year                                             $ 2,330         $ 882      $ 4,046
          Adjustments to reconcile net income to net cash
             provided by (used in) operating activities:
                Depreciation and amortization.                                  1,565           938          680
                Deferred income taxes                                            (410)         (628)       1,207
                Increase in accrued severance pay                                 282             1          177
                Capital loss (gain) on fixed assets                                (7)            3            2
                Capital gain on investment in associated company                                            (352)
                Realized loss (gain) on marketable securities and
                   exchange rate loss (gain) on loans                            (359)          118       (1,339)
                Write off of loans                                                              410
                Exchange rate on long-term loans                                  705
                Minority interests                                                  2
                Imputed interest income                                            (1)           (8)         (16)
                Share in profits of associated companies                          (74)         (214)        (121)
                Changes in assets and liabilities:
                   Accounts receivable                                         (7,668)       (1,513)      (1,076)
                   Other current assets                                          (263)          195         (305)
                   Accounts payable                                               449           (94)        (224)
                   Accrued expenses and other liabilities                       2,959           461          639
                                                                               ------       -------      -------
          Net cash provided by (used in) operating activities                    (490)          551        3,318
                                                                               ------       -------      -------
      CASH FLOWS FROM INVESTING ACTIVITIES:
          Purchase of time deposits and marketable securities                  (8,102)       (5,300)      (7,025)
          Proceeds from sale of short-term investments                          3,860         3,233       12,906
          Other investments                                                      (885)       (6,945)      (3,491)
          Proceeds from sale of other investments                               1,763
          Purchase of equipment                                                  (994)         (511)        (682)
          Short-term loans                                                                     (600)      (1,036)
          Collection of short-term loans                                                      1,436          332
          Acquisitions, net of cash acquired*                                      17           (38)      (4,214)
          Proceeds from sale of investment in associated companies                                            89
          Investments in associated companies                                                  (205)      (1,769)
          Collection of long-term receivable                                                                 217
          Proceeds from sale of equipment                                          61            54           39
          Decrease (increase) in other assets                                       6           (45)          51
                                                                                 -----       -------      -------
          Net cash used in investing activities                                (4,274)       (8,921)      (4,583)
                                                                               ------       -------      -------
      CASH FLOWS FROM FINANCING ACTIVITIES:

          Stock option exercise                                                                               28
          Treasury stock-ordinary shares repurchased                             (553)       (1,222)
          Long-term loan received                                               5,858         5,056          188
          Discharge of long-term loans                                         (1,136)         (289)        (592)
          Net increase (decrease) in short-term bank credit                       (52)        1,543        1,397

                                                                               ------       -------      -------
          Net cash provided by financing activities                             4,117         5,088        1,021
                                                                               ------       -------      -------
      EFFECT OF FOREIGN CURRENCY EXCHANGE
          RATES ON CASH AND CASH EQUIVALENTS                                   (3,831)          856       (2,423)
      DECREASE IN CASH AND CASH EQUIVALENTS                                    (4,478)       (2,426)      (2,667)
                                                                               ------       -------      -------
      BALANCE OF CASH AND CASH EQUIVALENTS
          AT BEGINNING OF YEAR                                                 11,273        13,699       16,366
                                                                               ------       -------      -------
      BALANCE OF CASH AND CASH EQUIVALENTS
          AT END OF YEAR                                                      $ 6,795      $ 11,273     $ 13,699
                                                                               ======       =======      =======


                                                                                                            (Concluded) - 2
                             ICTS INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (US $ in thousands)


                                                                                    Year ended December 31,
                                                                                1999          1998          1997
SUPPLEMENTAL  DISCLOSURES  OF CASH FLOW  ACTIVITIES  -
cash paid during the year for:

    Interest                                                                   $ 1,239         $ 346         $ 227
                                                                               =======       =======       =======
    Taxes on income                                                            $ 2,563       $ 1,235       $ 1,119
                                                                               =======       =======       =======
-
SUPPLEMENTAL DISCLOSURES OF NON-CASH
    INVESTING AND FINANCING ACTIVITIES:

    Conversion of current liabilities to long-term debt                                                      $ 780
                                                                                                           =======

    Sale (repurchase) of an investment in associated company for
       US dollar loan (see note 5(a))                                           $ (565)        $ 565
                                                                               =======       =======
    Dividend receivable from associated company                                  $ 317         $ 156

                                                                               =======       =======

    Purchase of fixed assets, which had not been paid                         $ (2,260)
                                                                               =======

* Acquisitions, net of cash acquired (divestitures, net of
    cash sold) (see note 4):
    Assets and liabilities of the subsidiaries at date of
       acquisition (sale):
       Working capital, excluding cash and cash
           equivalents                                                         $ 3,730        $ (129)     $ (1,781)
       Property, equipment and investments                                         474           (22)          889
       Other investments                                                                                       133
       Other assets                                                                 15                          89
       Long-term liabilities                                                    (5,526)                       (816)
       Deferred tax liabilities                                                   (880)
       Accrued severance pay                                                                                  (150)
                                                                               -------       -------       -------
                                                                                (2,187)         (151)       (1,636)
                                                                               -------       -------       -------
       Liability assumed                                                                                      (330)
                                                                                                           -------
       Minority interest                                                           101
                                                                               -------
       Decrease in long-term receivable                                                                       (691)
       Increase in other investments                                            (5,434)          189
                                                                               -------       -------       -------
    Excess of cost over fair value upon acquisition                              7,503             -         6,871
                                                                               -------       -------       -------
    Cash sold and cash paid for acquisitions, net of cash
       acquired                                                                  $ (17)         $ 38       $ 4,214
                                                                               =======       =======       =======


The accompanying notes are an integral part of the financial statements.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)


NOTE 1 - GENERAL:

             a.   Operations:

                  ICTS international  N.V. ("ICTS"),  including its subsidiaries and  associated  companies  (all  referred  to  herein as "the
                  Company") is a leading provider of enhanced  aviation security services and provides such services  primarily to the European operations of the major U.S. carriers. The Company's principal service in this  category is the  implementation  of passenger
                  risk  evaluation  and  classification  procedures,   generally
                  described as "advanced passenger  screening." The Company also provides in Europe other airport security services such as the operation of check-points and hold-baggage  screening systems, and, to a lesser extent,  certain aviation  passenger handling services and certain general security services. In the USA the
                  Company   provides  airport  services  such  as  pre-departure
                  screening,  skycaps,  wheelchair  attendants,  agents, guards, janitorial personnel,  maintenance, ramp and shuttle services.
                  The Company is also engaged in security  consulting,  training and auditing for airlines and airports.



Two.     Investment in Huntleigh USA Corporation ("Huntleigh")

                  On  January  6,  1999,   the  Company   acquired  80%  of  the
                  outstanding   shares  of  Huntleigh  ,  based  in  St.  Louis,
                  Missouri,  for  $5,395.  Both the  Company and the seller have options to acquire and sell,  respectively,  the remaining 20%
                  at an agreed upon price formula.


             c.   Definitions:

                  1) Subsidiaries are companies which are controlled by ICTS through majority voting ownership.

                  2)   Associated   companies  are   companies   which  are  not
                       subsidiaries,  in which  ICTS has  voting  rights  giving
                       significant  influence  over the  operating and financial
                       policies of these  companies.  Investments  in associated
                       companies are accounted for by the equity method.

             d.   Use of estimates in the preparation of financial statements

                  The  preparation  of financial  statements in conformity  with
                  U.S.   GAAP  requires   management   to  make   estimates  and
                  assumptions  that  affect the  reported  amounts of assets and
                  liabilities   and   disclosure   of   contingent   assets  and
                  liabilities  at the dates of the financial  statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

             The significant accounting policies, applied on a consistent basis except for the reporting on the cost of "start-up" activities as explained in (q) below, are as follows:

             a.   Functional currency

                  The accompanying financial statements have been prepared in US dollars ("dollars" or "$").  Substantially all of the revenues of ICTS and its subsidiaries are received,  and  substantially
                  all  of  their   operating   costs  are  incurred,   in  local
                  currencies.   The  functional   currencies  of  ICTS  and  its
                  subsidiaries  are the  local  currencies  in which  each  such entity  operates.  Their  financial  statements are translated into dollars in accordance  with the  principles  set forth in
                  Statement of Financial  Accounting Standards ("FAS") No. 52 of
                  the Financial  Accounting Standards Board of the United States
                  ("FASB"). Assets and liabilities of the Company are translated from the local  currencies  to  dollars at  year-end  exchange rates.  Income and  expense  items are  translated  at average exchange rates during the year.

                  Gains or losses resulting from translation are included as a separate component of other comprehensive income. Cumulative translation adjustments are reflected in a separate component of shareholders' equity, under "other comprehensive income
                  (loss)". Thus, any significant fluctuation in the currency exchange rates between the Western European currencies and the dollar will affect the Company as follows: balances which are denominated in dollars will affect the result of operations but will have no effect on the financial position; balances which are denominated in Western European currencies will affect the Company's financial position and will have no effect on its result of operations. As of December 31, 1999 and 1998, most of the Company's current assets are kept in dollars.

                  Under the laws of The Netherlands, dividends may be paid in any currency. Although ICTS does not presently intend to pay or declare cash dividends on its ordinary shares in the foreseeable future, in the event that such a cash dividend is declared, ICTS intends to pay it in dollars.

             b.   Principles of consolidation:

                  1)   The  consolidated   financial   statements   include  the
                       accounts  of  ICTS  and  its  subsidiaries.   Significant
                       inter-company   accounts  and   transactions   have  been
                       eliminated.  Profits from intercompany transactions,  not
                       yet  realized   outside  the  Company,   have  also  been
                       eliminated.

                  2) As discussed more thoroughly in note 4, in July 1997 ICTS increased its ownership in its German affiliate to 100%.
                       As a result, commencing July 1, 1997, the accounts of the German company are consolidated. Until that date, the results of that company were included on the equity method.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES


             c.   Cash and cash equivalents

                  The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, short-term government bonds and other marketable government debentures, the period to maturity of which did not exceed three months at time of investment, to be cash equivalents.

             d.   Marketable securities and other investments:

                  1)   Marketable securities

                       Marketable   securities,    which   are   classified   as
                       available-for-sale   securities,  are  stated  at  market
                       value.  The difference  between the market value of those
                       securities  and  their  cost is  recorded  as a  separate
                       component  of other  comprehensive  income.  Governmental
                       bonds held-to-maturity are carried at amortized cost.

                  2)   Other investments

                    Investments   in  a  less  than   20%-owned   privately-held
                    companies are stated at cost.


             e.   Investments in associated companies

                    Investments in associated companies are accounted for by the equity method.


             f.   Property and equipment

                  Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful life of the assets. The estimated useful life used in determining depreciation and amortization is as follows:

                                                                             Years
                      Equipment and facilities                              4 - 10
                      Vehicles                                              4 - 5
                      Rented property                                         23
                      Office furniture and equipment                        5 - 10

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):
             g.   Goodwill

                  Goodwill   represents   the  excess  cost  of  acquisition  of
                  subsidiaries  and associated  companies over the fair value of their identifiable net assets, at acquisition dates.  Goodwill is amortized by the  straight-line  method,  primarily over 20 years, based on the businesses'  established position in their industries.

             h.   Impairment in value of fixed assets

                  The Company evaluates impairment of long lived assets under the provisions of Statement of Financial Accounting Standards
                  ("FAS") No. 121 of the FASB", "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." FAS 121 requires that long-lived assets, identifiable intangibles and goodwill related to those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 121, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss will be recognized.

             i.   Treasury stock

                  Shares   repurchased   are   presented   as  a  reduction   of
                  shareholders'  equity,  at their cost, under "Treasury stock -
                  ordinary shares repurchased".

             j.   Revenue recognition

                  Revenue is recognized upon rendering of service.

             k.   Earnings per share ("EPS"):

                    1) Basic EPS are computed based on the weighted average number of ordinary shares outstanding during each year.

                  2) Diluted EPS are computed using the weighted average number of shares outstanding during the year plus the incremental shares from the assumed exercise of options granted by the Company.

             l.   Income taxes

                  Deferred  income taxes are created for  temporary  differences
                  between  the  assets  and   liabilities  as  measured  in  the
                  financial statements and for tax purposes.  Deferred taxes are computed  using the tax rates  expected  to be in effect  when
                  these  differences   reverse.   Measurement  of  deferred  tax
                  liabilities and assets is based on provisions of the tax laws, and  deferred  tax assets are reduced,  if  necessary,  by the amount  of  tax  benefits  the  realization  of  which  is not considered likely, based on available evidence.


                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

                  Deferred taxes in respect of disposal of investments in subsidiaries and associated companies have not been taken into account in computing the deferred taxes, due to the fact that under the laws of Netherlands, such disposal of investments are tax exempt.

             m.   Fair value of financial instruments:

                  1)   Based  on  borrowing  rates  currently  available  to the
                       Company for bank loans with similar terms and maturities,
                       the fair value of the Company's  short-term and long-term
                       debt  approximates the carrying value.  Furthermore,  the
                       carrying value of other financial instruments potentially
                       subject to valuation risk (principally consisting of cash
                       and  cash  equivalents,   time  deposits  and  marketable
                       securities,  accounts  receivable  and accounts  payable)
                       also   approximates   fair   value.   Certain   financial
                       instruments,  included in other investments,  do not have
                       quoted  market  prices  and,  accordingly,  a  reasonable
                       estimate of fair market  value could not be made  without
                       incurring excessive costs.  However, the Company believes
                       that  the fair  value  of the  assets  would  not  differ
                       significantly from their carrying value.

                  2) The Company guarantees debts of third parties (notes 6 and 12). Due to the absence of any market for these financial instruments, the Company does not believe it is practicable to estimate their fair value.

     n. Concentrations of credit risks - allowance for doubtful accounts

                  Most of the Company's operations are in Europe, the U.S. and other countries to a large number of customers. Accordingly, the Company's trade balances do not represent a substantial concentration of credit risks at December 31, 1999.
                  The provision for doubtful accounts is determined for specific debts doubtful of collection. The provisions at December 31, 1999 and 1998 were $82 and $103, respectively.

             o.   Derivatives

                  ICTS enters, from time to time, into forward exchange and currency option contracts to hedge its deposits, which are denominated in US dollars. Gains and losses on these contracts are recognized in income commensurate with the results from those assets; balances receivable or payable in respect of such derivatives are included in the balance sheets among current assets or liabilities, as appropriate. Cash flows from derivatives are recognized in the statements of cash flows together with results from the hedged item.

                  The net premiums received for currency options are presented in the balance sheets among accrued expenses and other liabilities and credited to financial income over the term of the options.

     As of December 31 1999, the Company had no derivative instruments.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):


             p.   Comprehensive income

                  In  1998,  the  Company   adopted  FAS  No.  130,   "Reporting
                  Comprehensive  Income", which was issued in June 1998. FAS No.
                  130 requires the reporting and display of comprehensive income
                  and  its   components.   In  addition   to  net  income,   the
                  comprehensive  income  of the  Company  includes  two items of
                  other  comprehensive  income:   foreign  currency  translation
                  adjustments    and    unrealized    gains   and    losses   on
                  available-for-sale marketable securities.

             q.   Reporting on the cost of "start-up" activities

                  In April 1998,  the American  Institute  of  Certified  Public
                  Accountants issued Statement of Position 98-5, "Reporting on the Cost of Start-Up Activities" (SOP 98-5). This standard requires companies to expense the costs of start-up activities and organization costs as incurred.

                  Commencing 1999, the Company has adopted this standard, and as a result, the reported pre tax income decreased by $565. The decrease on income relating to years prior to 1999 (pre tax -
                  $ 166 and after tax - $ 113) is presented in the 1999 income statement as "cumulative effect, at beginning of year, of an accounting change".

             r.   Recently issued accounting pronouncement

                  In June  1998,  the  FASB  issued  FAS  133,  "Accounting  for
                  Derivative   Instruments  and  Hedging  Activities."  FAS  133
                  established a new model for  accounting  for  derivatives  and hedging  activities.  FAS 133  requires  companies  to  record derivatives  on the  balance  sheet as assets or  liabilities, measured at fair value. Gains or losses resulting from changes in the  values of those  derivatives  would be  accounted  for depending  on  the  use  of  the  derivative  and  whether  it qualifies  for  hedge  accounting.  FAS 133 is  effective  for calendar  year  companies  beginning  January 1,  2001.  As of
                  December 31, 1999, the company has no derivative instruments.

             s.   Reclassification

                  Certain amounts in prior years' financial statements have been reclassified to conform with the current year's presentation.


                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)


NOTE 3 - SHORT-TERM INVESTMENTS:
                                                                                                      December 31,
                                                                                                      1999         1998
              Time deposits, dollar-denominated                                                    $ 8,649       $ 4,674
              Governmental bonds, held to maturity                                                       5            39
              Marketable securities                                                                    777           587
              Short-term loans:
                  A.M.S. Advanced Maintenance Systems Ltd. ("AMS") - bears 7%
                      interest as of December 31, 1999                                                 108           103
                  Related company                                                                                    101
              Current maturities of long-term receivables (see note 6)                                 114           876
                                                                                                     ------        ------

                                                                                                   $ 9,653       $ 6,380
                                                                                                    ======        ======

              As of December 31, 1999, time deposits and marketable securities of $ 5,385 are pledged as collateral for the Company's obligations to a lessor, short-term loans and third party bank guarantees.

NOTE 4 - TRANSACTIONS REGARDING CERTAIN SUBSIDIARIES:

             a. On January 6, 1999, the Company acquired 80% of the outstanding shares of Huntleigh , based in St. Louis, Missouri, for $5,395. The purchase price exceeded the fair value of 80% of the tangible net assets of Huntleigh by approximately $7,503, which was allocated to goodwill. Both the Company and the seller have options to acquire and sell, respectively, the remaining 20% at an agreed upon price formula.

             b.     In  November  1994,  ICTS  sold 55% of ICTS  Consultants  on
                    Targeted Security GmbH ("ICTS GmbH") for $1,277. In April and July 1997, ICTS reacquired the 55% interest in ICTS GmbH for $6,052. The purchase price exceeded the fair value of 55% of the net assets of ICTS GmbH by $5,692, which was allocated to goodwill. The operating results of ICTS GmbH have been included in the consolidated financial statements since July 1, 1997.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 4 - TRANSACTIONS REGARDING CERTAIN SUBSIDIARIES (continued):

             c.   On  March  31,  1999,  ICTS,  through  its  wholly-owned  U.S.
                  subsidiary,  acquired the remaining  17.5% of the  outstanding
                  shares  of  Service   Service   Inc.   ("SSI"),   an  Illinois
                  corporation,  for $30  (thus,  the  total  investment  in that company  reached $573).  The total purchase price exceeded the fair  value of the net  assets of SSI by  approximately  $473, which was  allocated to  goodwill.  On April 1, 1999 ICTS sold all the outstanding  shares of SSI to Huntleigh (see a. above)
                  at book value.

             d. ICTS and Gilat Communications Ltd. ("Gilat") have agreed to form a new company in which ICTS will have 80.1% interest (the
                  "new subsidiary"). The new subsidiary will provide Interactive
                  Distance Training (IDL) solutions to the aviation industry, with a special focus on airline and airport operators' specific training needs in the US and Europe.

                  The new subsidiary intends to establish service centers in the US and Europe which will facilitate IDL services to specific customers as well as provide generic courseware and training for airlines and airport operators. For this purpose, the new subsidiary purchased from Gilat equipment in amount of $
                  2,260, which is included among property and equipment.

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES:
                                                                                                   December 31,
                                                                                                 1999           1998

                Investment in 49% of Procheck International B.V. (PI) ,including unamortized goodwill of  $166 and $206 for  December 31,

                   1999 and 1998, respectively                                                   $ 280           $ 339

                Investment in 37% (December 31, 1998, 19%) of Demco
                   Consultants Ltd., including unamortized goodwill of  $721 and

                    $459 for December 31, 1999 and 1998, respectively (1)                        1,112             639
                Investment in 33.33% of a joint venture (2)                                        566             817

                                                                                                ------          ------

                                                                                               $ 1,958         $ 1,795

                                                                                                ======          ======
                  (1)    In August  1997,  the Company  acquired 37% interest in
                         Demco  Consultants  Ltd.  ("Demco"),  a  privately-held
                         company based in Israel, for $1,199. The purchase price
                         exceeded  the fair  value of 37% of the net  assets  of
                         Demco by  approximately  $805,  which was  allocated to
                         goodwill.  In January  1998,  the  Company  sold 18% of
                         Demco to a related  company  for its  carrying  value -
                         $565 for U.S.  dollar loan. On July 1, 1999 the company
                         repurchased   the  18%  of  Demco   for  $565  for  the
                         abovementioned loan.


                  (2) In 1997, the Company, together with its associated company PI and with AMS, signed an agreement to set up a joint venture in which each party would have a 33.33% interest.



                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

             b. Share in profits (losses) of associated companies included in the consolidated statements of operations, is composed as follows:

                                                                                       Year ended December 31,
                                                                                      1999          1998          1997

                PI                                                                  $ 289        $ 214          $ 96
                Investment in 33% of a joint venture (see a. above)                  (225)
                Demco                                                                  10                        (20)
                ICTS GmbH (note 4b)                                                                               45
                                                                                      ------       ------        ------

                                                                                      $74         $214          $121
                                                                                     ======       ======        ======


            Share in profits (losses)  of associated companies is
                 shown net of amortization of goodwill:                               277           10            64
                                                                                     ======       ======        ======

             c.   Below is summarized financial data of PI, ICTS  GmbH and  Demco :

                  PI:
                  Balance sheet data:

                                                                                     December 31,
                                                                                  1999          1998
                    Current assets                                                $ 1,541        $ 889

                                                                                   ======       ======
                    Non-current assets                                           $    119        $ 118
                                                                                   ======       ======
                    Current liabilities                                           $ 1,428        $ 738
                                                                                   ======       ======
                    Shareholders' equity                                         $    232        $ 269
                                                                                   ======       ======



                                                                                       Year ended December 31,
                                                                                  1999          1998          1997
                     Operating results data:

                    Revenues                                                     $  2,248    $   1,910    $   1,438
                                                                                  =======      =======      =======
                    Gross profit                                                $     941    $     710    $     345
                                                                                  =======      =======      =======
                    Net income                                                  $     614    $     471     $    227
                                                                                  =======      =======      =======




                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES  (continued):

                                                                                  December 31,

                                                                               1999          1998
                 Demco:
                 Balance sheets data:
                     Current assets                                          $  1,220      $  1,238
                                                                              =======       =======
                     Non-current assets                                     $     312     $     358
                                                                              =======       =======
                     Current liabilities                                    $     317     $     411
                                                                              =======       =======
                     Non-current liabilities                                $     159     $     239
                                                                              =======       =======
                     Shareholders' equity                                    $  1,056     $     946
                                                                              =======       =======

                                                                                     Year ended
                                                                                    December 31,
                                                                               1999             1998
                 Operating data:
                     Revenues                                                $  2,463          $  2,990
                                                                              =======           =======
                     Gross profit                                           $     699         $     884
                                                                              =======           =======
                     Net income                                             $     114         $     113
                                                                              =======           =======


                                                                               Year ended
                                                                              December 31,

                                                                                  1997

                 ICTS GmbH:
                 Operating data (see note 4b):

                     Revenues.                                                  $ 12,850

                                                                                  ========
                     Gross profit                                                $ 2,257
                                                                                  ========
                     Net income                                                   $ 373
                                                                                  ========


                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)


NOTE 6 - OTHER INVESTMENTS AND LONG-TERM RECEIVABLES:
                                                                                               December 31,

             Dollar-denominated loans:                                                       1999           1998
               John Bryce (a):

                 Bearing 7.5% interest                                                      $ 1,696        $ 3,302
                 Bearing 6.0% interest                                                          208            191
                 Bonds                                                                          544            547
                                                                                            -------        -------
                                                                                              2,448          4,040

                 Long-term loans bearing Libor *+ 1.25%; 7%  interest (b)                       891
                 Related company                                                                               465
                                                                                            -------        -------
                                                                                              3,339          4,505
               Less - current maturities                                                       (106)          (869)
                                                                                            -------        -------
              Total U.S. dollar-denominated loans **                                          3,233          3,636
             Cash held for acquisition of 80% of Huntleigh and
                 acquisition costs                                                                           5,434
             Investment in 5.4% of Pioneer Commercial Funding Corp. (c)                          77            189
             Investment in 9.3% of Bilu Investments Ltd.  (d)                                   259            302
             Long-term receivables (e)                                                          150            176
             Severance pay fund                                                                  78             76

                                                                                            -------        -------
                                                                                            $ 3,797        $ 9,813
                                                                                            =======        =======

* As of December 31, 1999 the $ LIBOR was 6.13%.


** The  loans and  bonds  mature  in the  following years after December 31, 1999:



      2001                                                               $ 1,801
      2002                                                                   884
      2003                                                                    68
      2004                                                                    68
      2005 and thereafter                                                    412

                                                                         -------
                                                                         $ 3,233
                                                                         =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 6 - OTHER INVESTMENTS AND LONG-TERM RECEIVABLES (continued):

(One)                     ICTS lent  $2,915 to AMS and John Bryce  Systems  Ltd.
                          ("JBS"),   Israeli   companies  under  common  control
                          (hereinafter  together  -  "John  Bryce").  ICTS  also
                          acquired,  for $500,  a ten-year  zero-coupon  bond of
                          John  Bryce,  with a face value at maturity of $1,062.
                          ICTS has also  been  granted  a  four-year  option  to
                          purchase a 51% equity interest in John Bryce. Costs of
                          $281, related to the agreements, have been reported as
                          part of the loan and bond balances.  The loans and the
                          bond are  collateralized by a second priority floating
                          lien on John Bryce's assets.

                          During  1999 John Bryce paid ICTS a total  amount of $
                          1,606  in  respect  of  the  above  mentioned   loans.
                          Interest of $159 was incurred in 1998 and 1999.

                          In January 2000, ICTS exercised its option to purchase
                          51% equity interest in John Bryce for  approximately $
                          2,700. ICTS subsequently sold its entire holding in JBS with a stock transaction with Gilat. As a result of this transaction, ICTS will record in the first quarter of 2000 an income of approximately $ 7,000
                          (see note 20b).

                    (b) The loans are to shareholders in JBS. The borrowers pledged to ICTS 6,388 shares of JBS and the right to purchase 329 ordinary shares of JBS (hereinafter together - "the pledged shares"). ICTS has a "call" option to purchase the pledged shares for up to $1,653
                          (see also note 20b).

                    (c)   In  March  1998,   ICTS   acquired   5.4%  of  Pioneer
                          Commercial  Funding  Corp.   ("Pioneer")  from  Leedan
                          International  Holding  B.V, a  subsidiary  of Leedan.
                          Pioneer is a publicly  held company  which  securities
                          are traded on NASDAQ Bulletin Board. ICTS acquired the
                          shares for $750,  which was the  market  value on that
                          date. Management of the Company is of the opinion that
                          the  decrease  in the  market  value of these  shares,
                          which occurred after their acquisition is temporary.

                    (d) Bilu Investments Ltd. ("Bilu") is a privately held company based in Israel. ICTS acquired the shares in that company from Rogosin Development and Holding Ltd.
                          ("Rogosin"), an affiliated company of Leedan. Rogosin and Leedan held another 24% in Bilu. In January 1998,
                          ICTS acquired additional 3.3% in Bilu for $ 95. ICTS has guaranteed $2,915 of Bilu's obligations, out of which $ 1,800 on behalf of Leedan and Rogosin.



                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 6 - OTHER INVESTMENTS AND LONG-TERM RECEIVABLES (continued):

                       (e)  Long-term receivable - a restructured trade receivable, denominated in French francs:

                                                                                                 December 31,
                                                                                       ----------------------------------
                                                                                            1999               1998
                                                                                       ---------------     --------------
                                Total receivable before discount                        $      200         $       241
                                Less - discount                                                (42)                (58)
                                                                                           -------             -------
                                Total receivable, net of discount                              158
                                Less - current maturities                                       (8)                  (7)

                                                                                           -------             -------
                                                                                       $       150         $         176
                                                                                           =======             =======

     The receivable does not bear-interest ; accordingly, it has been discounted at the rate of 5%.

     The receivable as of December 31, 1999 matures in the year 2003 and thereafter.

NOTE 7 - PROPERTY AND EQUIPMENT:

             a.   Property and equipment are composed as follows:
                                                                                                   December 31,
                                                                                         ---------------------------------
                                                                                             1999                1998
                                                                                         --------------      -------------
                     Cost:
                       Equipment and facilities                                            $   4,674           $   1,017
                       Vehicles                                                                  396                 340
                       Rented property                                                           912                 938
                       Office furniture and equipment                                          1,602               1,476
                                                                                             -------             -------
                                                                                               7,584               3,771
                     Less - accumulated depreciation                                          (2,891)             (1,817)
                                                                                             -------             -------
                                                                                            $  4,693            $  1,954
                                                                                             =======             =======

             b.   Depreciation expense totaled $ 723, $ 466 and $ 386 in 1999, 1998 and 1997, respectively.

             c.   A portion of the Company's equipment is pledged as collateral for bank loans.

             d.   The rented  property  is rented to third  parties  pursuant to
                  long-term  and   short-term   leases.   The  rented   property
                  collateralizes  three mortgages,  denominated in German marks, the balance of which is $ 694 at December 31, 1999.


                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 8 - SHORT-TERM BANK CREDIT

             Short-term bank credit, classified by currency and interest rates, is summarized as follows:

                                                                Interest rate
                                                                    as of
                                                                 December 31,            December 31,
                                                                     1999              1999          1998
              ICTS:
                In dollars                                        7.12%-8.5%;       $  2,621      $    3,361
                                                                  Libor* + 1%
                In other currencies                                  ---                                 113

              Subsidiaries:
                In pound sterling                                       8.0%             491              92
                In other currencies                                   ---                  6              97

                                                                                     -------         -------

                                                                                     $ 3,118       $   3,663

                                                                                     =======         =======
o        As of December 31, 1999 the $ LIBOR was 6%.

             Pursuant to the agreement with the bank, ICTS has undertaken not to transfer or pledge more than 50% of its assets on consolidated basis. ICTS has also undertaken further covenants, including maintenance of certain financial ratios and other restrictions
             (inter-alia - as to the minimum of tangible net worth, as defined by the agreement, and its ratio to total assets), as stipulated by the agreement.


NOTE 9 - ACCRUED EXPENSES AND OTHER LIABILITIES:
                                                                                         December 31,

                                                                                       1999          1998
              Payroll and related liabilities                                        $ 10,093      $   6,866
              Taxes to government institutions, including taxes payable                 2,773          1,908
              Related parties                                                             331            219
              Accrued expenses and other                                                1,932            811
                                                                                      -------        -------
                                                                                     $ 15,129      $   9,804
                                                                                      =======        =======


                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)


NOTE 10 - LONG-TERM LOANS:

              a. Composed as follows:
                                                                                               December 31,
                                                                                            1999           1998

                     Banks and financial institutions                                     $ 16,321       $   5,930
                     Other                                                                     481             806
                                                                                           -------          -------
                                                                                            16,802           6,736

                     Less - current maturities                                              (1,851)           (562)
                                                                                           -------          -------
                                                                                         $  14,951       $   6,174
                                                                                           =======          =======

              b.  The long-term  loans, classified by currency and interest rates are as follows:


                                                                  Interest rate as of
                                                                     December 31,        -----------------------------

                                                                                                 December 31,

                                                                         1999                1999            1998

                       ICTS - in dollars**                             Libor*+1%           $   4,706    $     5,000
                       Subsidiaries:
                         In dollars                                    7% - 8.5%              11,003            310
                         In Italian lire                                 7.0%                    263            433
                         In German marks                                 5.0%                    694            827
                         In pounds sterling                          10.06% - 11%             100               126
                         In other currencies                                                      36             40

                                                                                             -------         -------

                                                                                            $ 16,802      $    6,736

                                                                                             =======         =======


                  *   As of December 31, 1999 the $ LIBOR was 6.13%.

                  ** The  long-term  bank loan  received by ICTS is secured by a negative pledge agreement with a bank. Pursuant to that agreement, ICTS has undertaken not to create or permit to exist any pledge or charge or any security interest over any of its present or future assets or services. ICTS has also undertaken further covenants, including maintenance of certain financial ratios and other restrictions (inter alia
                     - as to the minimum of shareholders' equity and its ratio to total assets), as stipulated by the agreement.

              c.  The long-term loans  (net of current maturities) mature in the following years:

                      2001                                                             $     1,376
                      2002                                                                   1,225
                      2003                                                                   1,371
                      2004                                                                      24
                      2005 and thereafter                                                      613
                      Repayment date not fixed                                              10,342
                                                                                            -------
                                                                                            $14,951
                                                                                            =======


                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)


NOTE 11 - ACCRUED SEVERANCE PAY


              The Company provides for severance pay liability pursuant to either law or custom. The liability is computed on the basis of the latest salary and the period of employment.



NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES:


              a. The Company leases premises under long-term leases, in most cases with renewal options. Rental expenses for the years ended December 31, 1999, 1998 and 1997 were $ 1,108, $1,300, and $1,164, respectively.


                    Future minimum lease payments under long-term leases, as of December 31, 1999, are as follows:


                     2000                                                                      $    966
                     2001                                                                           729
                     2002                                                                           636
                     2003                                                                           574
                     2004                                                                           541
                                                                                                -------
                                                                                                $ 3,446
                                                                                                =======

              b.  Restrictions on operations

                  The Company is restricted in its operations by the terms of an
                  agreement  with  an  associated   company.   Pursuant  to  the
                  agreement,  the Company may not provide  security  services in
                  The Netherlands, other than through the associated company.

                  Pursuant  to the terms of its  arrangement  with  ICTS  Global
                  Security (1995) Ltd. ("Global Security"), the Company may not provide general security services in Latin America, Turkey or the former Soviet Union. Global Security may not provide aviation security services anywhere in the world or general security services in Western Europe. In addition, the Company and Global Security have agreed that each company will offer the other company the right to participate in any general security services project in North America which it may obtain. Global Security is an Israeli Company in which minority interest is owned by executive of ICTS and by a member of supervisory board of ICTS.


                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

              c. Effective January 1, 1998, ICTS extended the employment contract with its Chief Executive Officer and a member of its Management Board, for a period of three years. The contract is automatically renewable for one-year terms unless terminated by either party with 90 days' notice. Pursuant to such contract, the Chief Executive Officer is entitled to a bonus, which is calculated as a percentage of net income.

              d.  As  a  provider  of  security  services,   the  Company  faces
                  potential  claims  in the  event of any  successful  terrorist attempt,  in  circumstances  associated with the Company.  Any such claim may be for  amounts  far  exceeding  the  financial capability  of the Company.  The Company  maintains  insurance coverage against such potential  liabilities with an insurance company.

              e. In 1997, ICTS guaranteed various debt obligations of a third party arising from its trading in commodities in Eastern
                  Europe. As of December 31, 1998,  guarantees  totaled $ 2,291.
                  During 1999, $ 400 were reduced and as of December 31, 1999 guarantees totaled $ 1,891. In January 2000, the third party released an amount of $ 800 and two shareholders of the third party provided ICTS personal guarantees securing the release of $ 800 from the remaining guarantees. In addition, ICTS provided an affiliated company of one of the two shareholders of the third party, a bank guarantee in an amount of $ 400
                  (see note 20a).


              f.  1)   In 1998, the liquidator of one of John Bryce's shareholders and others commenced a transaction that, upon completion, might nullify ICTS' option to purchase its interest in John Bryce (see note 6). ICTS sought an injunction to prevent that move in the Tel-Aviv District Court and then in the Israeli Supreme Court. Based on its legal counsel's advice, ICTS' management is of the opinion that its arguments and claims have substantial legal basis. As a security for the temporary injunction granted by the Israeli Supreme Court in the said proceedings, ICTS provided a bank guarantee of NIS 1,094 (approximately $265) to cover possible damages, if any, to the defendants.

                  2)   In August 1997, ICTS signed an agreement with John Bryce,
                       which granted ICTS to exclusive  marketing  rights for an
                       airline   operations   control  system  and  an  aircraft
                       maintenance management system developed by John Bryce. In
                       consideration for these rights,  ICTS paid John Bryce $25
                       and guaranteed $225 in obligations of John Bryce.

                  3)   ICTS guaranteed $200 in debt obligations of John Bryce.

              g.  As mentioned in Note 6d, ICTS guaranteed $2,915 in debt obligations of Bilu Investments Ltd.

              h.  ICTS guaranteed up to $ 15,000 (principal amount) of a loan agreement of its subsidiary - Huntleigh (see note 4a). As of December 31, 1999, the  total  amount  of the  loan  (including  interest)  was $10,880.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

              i.  Huntleigh was served two Grand Jury subpoenas to produce documents relating to its operation in Philadelphia, Pa.
                  The records include:

                  (1)  Personnel records of all present and former employees who performed  services  for  Huntleigh  at the  Philadelphia
                       airport.
                  (2)  Records regarding the training and background checks of such employees.
                  (3)  Personnel records relating to Huntleigh employees who directly supervised the Philadelphia employees.
                  (4)  Other related documents.

                  Prior to subpoena,  the Federal Aviation  Administration (FAA)
                  seized  personnel  documents  of it's  Philadelphia  employees without  a  subpoena.  On May 27,  1999,  Huntleigh  submitted documents  in  response  to the second  subpoena.  Huntleigh's attorneys were informed by the U.S.  Attorney that six of it's
                  Philadelphia  employees  would be subpoenaed to testify before the  Grand  Jury,  but to the  best of  Huntleigh's  attorneys knowledge  that has not yet occurred.  The U.S.  Department of
                  Transportation  had  contacted  one  of the  former  employees
                  requesting   that  she  supply  certain   information  to  the
                  department  about the  incidents  subject  of the  Grand  Jury
                  investigation.   According  to  Huntleigh's  attorneys,   this
                  individual  has  not  yet  supplied  any  information  to  the
                  Department of Transportation.

NOTE 13 - OTHER INCOME (EXPENSES):
                                                                                          Year ended December 31,
                                                                                     1999           1998          1997

                Realized gain from sale of investment in affiliate (a)                                               $352
                Write off of loans (b)                                                                $(410)
                Other expenses                                                         $(86)           (293)         (126)
                                                                                   --------     --------         --------
                                                                                       $(86)         $ (703)         $226
                                                                                   ========     ========         ========


              (a) In  January  1997,  the  Company  made a loan of $1,036 to its affiliate ICTS (Asia Pacific) Ltd., denominated in Hong Kong dollars, bearing 9% annual interest. The loan was to be repaid on or before January 2000. In December 1997, the Company sold its share, together with the above-mentioned loan, including accrued interest of $114, to the major shareholder of that affiliate, for $1,634. As a result of this sale, the Company recorded a net gain of $352.

              (b) In  1998,  ICTS  made  four  loans,   amounting  to  $410,  to
                  Trainsoft.  The loans were  denominated in US dollars and bore
                  6% annual  interest.  Each of the loans was to be repaid after twelve months. The management decided to write off these loans due to Trainsoft's  financial  position and the absence of any collateral.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 14 - INCOME TAXES:

              a.  Each  subsidiary  of ICTS is subject to taxation  according to
                  the  tax  rules   applying   with  respect  to  its  place  of
                  incorporation  or residency.  ICTS is  incorporated  under the laws of The  Netherlands  and is therefore  subject to the tax laws of The Netherlands.  Intercompany payments are subject to withholding  taxes at varying rates according to their nature, country of incorporation or residency of the payer.

              b.  The components of the provision for income taxes are as follows:

                                                                       Year ended December 31,
                                                                1999            1998             1997


                           Current taxes                        $ 3,055      $   1,465       $   1,150
                           Deferred taxes                          (410)          (628)          1,207
                                                                -------        -------        --------
                                                                $ 2,645     $      837       $   2,357
                                                                =======        =======        ========



              c.  Deferred taxes:

                     1)   Deferred tax assets have been computed in respect of the following:

                                                                                               December 31,

                                                                                            1999           1998

                               Carryforward losses                                       $    947        $  1,214
                               Severance pay                                                  378             200
                               Cash to accrual adjustments                                   (591)
                               Other                                                          159             139

                                                                                          -------         -------
                                                                                         $    893        $  1,553
                                                                                          =======         =======

                     2)   Deferred taxes are presented in the balance sheets



                               as follows:

                               Among other current assets                                $    146       $     186
                               Among investments and long-term receivables                  1,338           1,367
                               Among long-term liabilities                                   (591)
                                                                                          -------         -------
                                                                                          $   893        $  1,553
                                                                                          =======         =======
              d.  Income (loss) before taxes on income is composed as follows:

                                                                                               Year ended December 31,
                                                                                            1999           1998         1997
                               ICTS and subsidiary in The Netherlands                     $  1,145        $ (1,436)     $ 4,035
                               Subsidiaries outside of The Netherlands                       3,871           2,941        2,247

                                                                                           -------         -------      -------
                                                                                          $  5,016        $  1,505      $ 6,282
                                                                                           =======         =======      =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 14 - INCOME TAXES (continued):

              e.  Taxes on income included in the income statements:
                                                                                                 Year ended December 31,
                                                                                            1999           1998          1997
                     Current:
                         In The Netherlands                                              $     156      $       28   $          5
                         Outside of The Netherlands                                          2,899           1,437         1,145
                                                                                           -------         -------       -------
                                                                                             3,055           1,465         1,150
                                                                                           -------         -------       -------
                     Deferred:
                         In The Netherlands                                                    262            (612)        1,173
                         Outside of The Netherlands                                           (672)            (16)           34

                                                                                           -------         -------       -------
                                                                                              (410)           (628)        1,207
                                                                                           -------         -------       -------
                                                                                         $   2,645        $    837      $  2,357
                                                                                           =======         =======       =======

              f.  The Company's effective income tax rate differs from The Netherlands statutory rate of 35% due to the following:

                                                                                                   Year ended December 31,
                                                                                             1999           1998           1997


                      Income before taxes and equity in results of
                          associated companies                                             $   5,016     $    1,505   $    6,282
                                                                                             =======        =======      =======
                      Statutory tax rate                                                          35%            35%          35%
                                                                                             =======        =======      =======
                      Expected tax at statutory rate                                       $   1,756     $      527     $  2,199
                      Reconciliation for earnings taxed at different rates                       505            206          231
                      Expenses not deductible for tax purposes, principally
                          goodwill                                                               554            205          182
                      Non-taxable income                                                        (123)          (115)        (231)
                      Reversal of valuation allowance                                                           (27)
                      Other                                                                      (47)            41          (24)

                                                                                             -------        -------      -------

                      Income taxes                                                          $  2,645     $      837   $    2,357

                                                                                             =======        =======      =======

              g.  Carryforward tax losses

                  The Company has carryforward tax losses as of December 31, 1999 in the amount of approximately $ 1,950 of which $ 1,650 can be utilized indefinitely.

NOTE 15 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

              The Company operates in Europe, the United States of America and other countries, which gives rise to exposure to market risks from changes in foreign exchange rates. The Company utilized derivative financial instruments to reduce those risks, but does not hold or issue financial instruments for trading purposes.

              As  of  December   31,  1999,   the  Company  had  no   derivative
instruments.


                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)


NOTE 15 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

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

              At December 31, 1999, four customers amounted to 46% of accounts receivable (at December 31, 1998, three major customers amounted to 32% of accounts receivable). For the years ended December 31, 1999, 1998 and 1997, sales to major customers (constituting 10% or more of the Company's consolidated revenues) amounted to 50%, 44% and 41% of revenues, respectively, as set forth below:

                                                                                          Year ended December 31,
                                                                              ------------------------------------------------
                                                                                  1999             1998              1997
                                                                              -------------     -----------      -------------
                                                                                       (% of consolidated revenues)

                  Customer A                                                      16%              17%               18%
                  Customer B                                                      14%              16%               14%
                  Customer C                                                      10%              11%                 9%
                  Customer D                                                      10%



              The   Company's   financial   instruments   that  are  exposed  to
              concentrations  of credit risk consist  primarily of cash and cash equivalents,  trade accounts receivable,  short-term  investments,
              (see note 3), and long-term  receivables (see note 6). The Company places its cash and cash  equivalents  and time deposits with high credit quality  institutions.  The Company  provides  normal trade credit, in the normal course of business, to its customers.  Based on past experience and the identity of its current customers,  the
              Company believes that its accounts receivable exposure is limited.

              The Company guarantees debts of third parties, as discussed in notes 6 and 12. Regarding these guarantees, the Company does not believe exposure to loss is likely.

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

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)



NOTE 16 - SEGMENT INFORMATION

              The  Company  adopted  FAS131,   which  sets  out  disclosure  and
reporting requirements in respect of segments.

              The Company's operations involve a single business segment, providing personnel and consulting services in aviation and general security.

              a.    Geographic information

                    The following is a summary of revenues and long-lived assets by geographic area:

                    1) Revenues - attributed to countries based on where the services were rendered:

                                                                                     Year ended December 31,
                                                                                1999          1998           1997
                        Germany                                                  $ 17,096     $ 12,839         $ 6,630
                        France                                                     16,991       14,018          12,744
                        United Kingdom                                             22,389       17,757          16,087
                        Italy                                                       5,737        5,218           4,751
                        North America                                              58,728
                        Other                                                      13,878       14,298          13,586

                                                                                  -------      -------         -------

                        Total                                                   $ 134,819     $ 64,130        $ 53,798

                                                                                  =======      =======         =======


                    2) The  Company's   long-lived  assets  and  investments  in
                       associated companies, net of accumulated depreciation and
                       amortization,  are located in the following  geographical
                       areas:


                                                                                          December 31,
                                                                                1999          1998           1997
                        Netherlands                                              $ 4,252       $ 1,149         $ 2,079
                        Germany                                                       680          816             827
                        England                                                       414          411             518
                        North America                                                 648
                        Other                                                         658          673             476
                                                                                  -------      -------         -------
                        Total                                                     $ 6,652      $ 3,049         $ 3,900
                                                                                  =======      =======         =======


              b.    As to the Company's major customers, see note 15.

                                                ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                                   (US $ in thousands)


NOTE 17 - RELATED PARTY TRANSACTIONS AND BALANCES:

              a.    Revenues from and expenses to, related parties:

                                                                                           Year ended December 31,
                                                                                   1999              1998              1997

                    Revenues                                                     $     94          $      61       $       223
                                                                                  =======            =======          =======

                    Cost of revenues                                              $   556          $      13       $         38

                                                                                  =======            =======          =======

                    Selling, general and administrative expenses                  $   170          $      68       $       517

                                                                                  =======            =======          =======
                    Interest expense                                                                               $       136
                                                                                                                      =======

                    Interest income                                               $  (203)                         $       (96)
                                                                                  =======                             =======

              b.    Balances with related parties:

                                                                                         December 31,
                                                                                     1999              1998

                    Other current assets                                          $    495         $       215

                                                                                   =======            =======
                    Short term investments                                         $   108         $       100
                                                                                   =======            =======

                    Other investments and long-term liabilities                    $ 2,448         $       465

                                                                                   =======            =======

                    Accrued expenses and other liabilities                        $    331         $       219

                                                                                   =======            =======

              c.  Leedan   provides  the  Company   with   certain   management,
                  administrative,  consulting and advisory services,  as well as advice and  assistance  with respect to potential  acquisition
                  transactions  and  investor   relations.   Such  services  are
                  provided on an ad hoc basis as authorized by the  unaffiliated members of the ICTS  supervisory  board.  In 1997, the Company paid $591 to Leedan and its affiliate for such services.

              d.  In 1996,  ICTS,  through a  subsidiary,  entered into a verbal agreement  with  another  company,  according  to  which  this company  receives  7.5%  commissions  out of a portion  of the
                  income   from  a  general   security   project.   One  of  the
                  unaffiliated  members  of the  supervisory  board of ICTS was, until 1998, a major shareholder of the abovementioned company.


                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 17 - RELATED PARTY TRANSACTIONS:

              e. In 1997, the Company paid $190 to related parties for assistance provided by them in connection with the purchase of 55% of ICTS GmbH (note 4).

              f.    Regarding options granted by ICTS to Mr. Lior Zouker, the Chief Executive Officer, see
                    note 19.

              g.    Regarding interest income on loan to ICTS (Asia Pacific) Ltd., see note 13(a).

              h.    Regarding acquisitions of investments from Leedan and its affiliate, see note 6(c).

              i.    In 1998, the Company paid $90 to Mashik Research & Systems for Business Development Ltd., a
                    subsidiary of Leedan, for its assistance in the Huntleigh purchase.

              j. Regarding the exercise of options to purchase 51% equity interest in John Bryce and AMS in January 2000, see note
                    6(a) and 20 b.

              k.    Regarding guarantees given in the favor of related parties - see note 6(d).

NOTE 18 - EARNINGS PER SHARE

              The following table shows the computation of basic and diluted earnings per share:

                                                                                    Year ended December 31,
                                                                        ------------------------------------------------
                                                                           1999            1998              1997
                                                                        -----------    -------------    ----------------

Basic:

    Net income                                                           $    2,330   $        882           $   4,046
                                                                           ========       ========            ========

    Weighted average ordinary shares outstanding                          6,271,424      6,497,688           6,565,747
                                                                           ========       ========            ========
Diluted:

    Net income                                                          $     2,330  $         882           $   4,046
                                                                           ========       ========            ========

     Weighted average number of ordinary shares outstanding               6,271,424      6,497,688           6,565,747
    Incremental ordinary shares from stock options -
       calculated under the treasury stock method.                            2,264         19,652             115,493
                                                                           --------       --------            --------

    Adjusted weighted average number of ordinary shares                   6,273,688      6,517,340           6,681,240
                                                                           ========       ========            ========

              Options granted under Share Option Plan (see note 19) were not included in the computation of diluted earnings per share since their exercise price was higher than the average market price of the ordinary shares. The options, which expire on various dates, but in no event later than July 2002, were still outstanding at December 31, 1999.


                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
              (US $ in thousands, except share and per share data)

NOTE 19 - STOCK OPTIONS

              Pursuant to a Share Option Plan for the grant of 600,000 options, since 1995 the Company has granted 599,700 options to purchase ordinary shares to certain employees, members of the supervisory board and a consultant.

              In addition, in 1995 the Company granted 108,000 options to purchase ordinary shares at the initial public offering price to an unaffiliated consultant as partial consideration for his assistance in connection with the public offering. The options were granted at an exercise price of $ 7 per share, and expire in September 1999. During 1999, the expiration date was extended to July 2000.

              In 1995, the Company  granted  certain  employees and a consultant
              343,200  options to purchase  ordinary  shares at $6.50 per share, which was the fair market value of the ordinary shares  underlying such  options at the time of grant.  Those  options  vested over a period  ending  April  1999 at the  latest,  and expire on various dates,  but in no event  later  than  July  2000.  In 1997,  4,480 options were exercised.  In 1999,  111,520 options expired.  As of
              December  31,  1999,  all  the  remaining   227,200  options  were
              exercisable.

              In December 1996, the Company granted 36,000 options to three unaffiliated members of the supervisory board and 6,000 options to an employee, to purchase ordinary shares at $10.75 per share, which was the fair market value of the ordinary shares underlying such options at the time of each grant. Those options vested in December 1996 and expire in December 2001.

              In 1997, the Company granted 22,000 options to one unaffiliated member of the supervisory board and 72,500 options to three employees, to purchase ordinary shares at exercise prices of between $7.5 to $9.25 per share, which were the fair market values of the ordinary shares underlying such options at the time of grant. The options expire on various dates, but in no event later than December 2002. As of December 31, 1999, 84,500 options were exercisable.

              In November  1997,  the  Company  granted  120,000  options to Mr.
              Zouker, its Chief Executive Officer, to purchase ordinary shares at $8 per share, which was more than the fair market value of the ordinary shares underlying such options at the time of grant.
              Those options vested in November 1997 and expire in December 2002.

              During  1999,  the company and its  shareholders  adopted the 1999 incentive  option  plan  pursuant  to which  600,000  shares  were reserved  under the plan. The plan is similar to the 1995 plan. In
              August  1999,  the  Company   granted   150,000   options  to  two
              executives, to purchase ordinary shares at $5 per share, which was the fair  market  value of the  ordinary  shares  underlying  such
              options  at  the  time  of  each  grant.   Those  options   vested
              immediately and expire in August 2003.

              The Company accounts for the stock-based compensation by using the
              intrinsic   value-based   method   provided  in  APB  Opinion  25,
              "Accounting  for  Stock  Issued to  Employees."  The  Company  has
              adopted   the   disclosure-only   provisions   of  SFAS  No.  123,
              "Accounting for Stock Based  Compensation." Since the options that were granted by the Company had no intrinsic  value at their grant dates, no  compensation  cost has been recognized for stock option plans.  Had  compensation  cost been determined  based on the fair value at the grant date for stock options  awarded in 1999,  1997,
              1996 and 1995, consistent with the provisions of SFAS No. 123, the
              Company's net income for 1999,  1998 and 1997 would have decreased by approximately $585, $96 and $635,  respectively.  The Company's basic and diluted  earnings per ordinary share for 1999, 1998, and
              1997, would have decreased by $ 0.09, $ 0.01 and $ 0.09 per share, respectively.


                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
              (US $ in thousands, except share and per share data)


NOTE 19 - STOCK OPTIONS (continued):

              The weighted average fair values for options granted in 1997 and 1996, were $3.80 and $1.95 on the dates of grant, respectively.
              The fair value of options granted in 1997 was estimated using the Black & Scholes option-pricing model, while the fair value of options granted in 1996 was based on their minimum value, with the following weighted average assumptions:

                                                                               For options granted in

                                                                              -------------------------

                                                                                1997           1996

                                                                              ----------    -----------

                  Expected life of options (years)                                  5           5
                  Expected volatility                                              39.5           -
                  Risk free interest rate                                        6%               4%
                  Expected dividend yield                                           0             0

              Information regarding options for 1999, 1998 and 1997 is as follows:
1)    Options to employees:

                                           1999                              1998                             1997
                                                   Weighted                         Weighted                          Weighted
                                                   average                           average                          average

                                   Shares          exercise         Shares          exercise          Shares          exercise
                               (in thousands)       price       (in thousands)        price       (in thousands)       price
Options outstanding at
    beginning of year                 438             7.29             438             7.29              249             6.6
Options granted                       150                                                                193             8.17
Options exercised                                                                                         (4)           (6.50)
Option expired                       (112)           (6.5)
                                    -----          ------           ------            ------           -----           ------
Options outstanding at
    end of year                       476             7.52             438             7.29              438             7.29
                                    =====          ======           ======            ======           =====           ======
Options exercisable at
    end of year                       466                              400                               326
                                    =====                           ======                             =====

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
              (US $ in thousands, except share and per share data)

NOTE 19 - STOCK OPTIONS (continued):

    2)   Options to non-employees:
                                           1999                             1998                            1997
                                                   Weighted                        Weighted                         Weighted
                                                   average                          average                         average
                                   Shares          exercise         Shares         exercise         Shares          exercise
                               (in thousands)       price       (in thousands)       price      (in thousands)       price

Options outstanding at
    beginning of year                   266           7.2           266                  7.2        244                7.13
Options granted                                                                                      22                    8
                                      -----          -----       ------             -------      -------            ------
Options outstanding at
    end of year                         266           7.2           266                  7.2        266                  7.2
                                      -----          -----       ------            -------        -----             ------
                                      -----          -----       ------            -------     -----                ------
Options exercisable at
    end of year                         266                         266                             266
                                      =====                      ======                           =====
    3)   Total options:
Total options outstanding
    at end of year                      742                         704                             704
                                      =====                      ======                           =====
Total options exercisable
    at end of year                      732                         666                             592
                                      =====                      ======                           =====



                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)



NOTE 20 - SUBSEQUENT EVENT:

a. As discussed in note 12e, in January 2000, ICTS signed an agreement with a third party concerning the release of guarantees granted to the third party. According to that agreement:

      1)   The third party  released an amount of $ 1,000 of guarantees  provided by ICTS, of which $ 200 were released in
           October 1999.

      2)   The third party  provided  personal  guarantees of two of its  shareholders,  securing the release of $800 from the remaining guarantees. The entire outstanding guarantees should be released by June 30, 2000.

      3) ICTS acquired a $ 1,000 bearing 10% interest per annum debenture issued by Pioneer. The note is due in November 2004, and its repayment is guaranteed by Leedan Business Enterprise Ltd.

      4)   ICTS provided a company  affiliated  with one of the two  shareholders  (see 2 above),  a bank  guarantee in an amount of $ 400, valid for a period of 18 months.

b. As discussed in note 6(a), in January 2000, ICTS exercised its option to purchase 51% equity interest in John Bryce for approximately $ 2,700. ICTS subsequently sold all of its shares in JBS to Gilat. In exchange for its shares in JBS, ICTS obtained 388,189 unregistered common shares of Gilat, which Gilat is obligated to register in the course of year 2000.

      In conjunction with the above, ICTS entered into certain agreements with other shareholders of JBS who exchanged their shares for shares of Gilat, pursuant to which ICTS acquired from them additional shares in Gilat and obtained an option to purchase 113,796 shares of Gilat (most of it relating to the pledged shares of JBS, see note 6b) at US $ 13.2 to $ 14.5 per share. The option will expire on December 31, 2001.

c.    On February 28, 2000 ICTS entered  into an agreement  with Global  Digital
      Media.com ("GDM") to jointly market the Digital Media HubTM to the aviation industry. That product provides interactive digital e-Advertising solutions. ICTS has also purchased 65,000 shares of GDM for $325 and is entitled to receive 250,000 warrants (125,00 are vested immediately and the rest on December 31,2000 under certain circumstances) to purchase additional 250,000 shares for consideration of $1,250. The warrants shall expire on February 28, 2003. If all warrants are exercised, ICTS will own approximately 10% of GDM.

d. On March 13, 2000 the company became aware that a contract for agent work in Chicago would be terminated during early 2000. Approximately $392 of goodwill is reflected on the December 31, 1999 Financial statements, relating to this contract.


                                      F-36

                                   SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ICTS INTERNATIONAL N.V.


                                               By:/S/Lior Zouker
                                               Name: Lior Zouker
                                               Title:Chief Executive Officer



         Date:  March   , 2000