Form 20-F
period 2000-12-31
ICTS INTERNATIONAL N V
filed 2001-05-24
CIK 1010134

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F

   [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                                       OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                       OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                        FOR THE TRANSITION PERIOD FROM TO
                                --------- -------


                         COMMISSION FILE NUMBER 0-28542
                                ----------------


                             ICTS INTERNATIONAL N.V.
                            -------------------------
             (Exact Name of Registrant as specified in its charter)

                                 Not Applicable
                                ----------------
                 (Translation of Registrant's name into English)

                                 The Netherlands
                                -----------------
                 (Jurisdiction of incorporation or organization)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
              ----------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: Name of each exchange on which registered:

          NONE                                                      NONE
--------------------------------                  ----------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:

              Common Shares, par value 1.0 Dutch guilder per share
             ------------------------------------------------------
                                 Title of Class
                          Exhibit Index Appears on Page

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:



                                      None
       -----------------------------------------------------------------
                                 Title of Class


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close February 28, 2001: 6,229,967

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

Item 17 [ ]                Item 18 [X]

         When used in this Form 20-F, the words "may", "will", "expect", "anticipate", "continue", "estimates", "project", "intend" and similar expressions are intended to identify Forward- Looking Statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any Forward-Looking Statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the Forward-Looking Statements as a result of various factors.

                                     PART I


Item 1.           Identity of Directors, Senior Management and Advisers

                                       N/A

Item 2.           Offer Statistics and Expected Timetable

                                       N/A

Item 3.           Key information.

A.  Selected financial data.

Selected Financial Data

         The following table sets forth selected financial data for the Company for the five years ended December 31, 2000. The selected financial data presented below for each of the five fiscal years in the period ended December 31, 2000 have been derived from the financial statements of the Company, which have been audited by Kesselman & Kesselman for the three fiscal years ended December 31, 2000. Kesselman & Kesselman is a member of PriceWaterhouse Coopers International Limited, a company limited by guarantee registered in England and Wales.




                                                                                     U.S. $  in Thousands (except per share data)
                                                                                                  The Company (1) (2)


                                                        Year Ended December 31,

                                           1996         1997          1998               1999                2000
                                         ----------  ----------    ----------       -----------------  ---------------------


Revenues........................          $38,943      $53,798       $64,130            $143,819           $147,364
Costs of revenues...........               32,610       45,016        54,109             118,915            131,891
                                          -------       ------        ------             -------            -------
Gross profit......................          6,333        8,782        10,021              15,904             15,473
Amortization of goodwill....                  154          321           485                 840              1,151
Selling, general and administrative
  expenses......                            4,099        5,994         6,838              10,146             11,768
                                            -----        -----         -----              ------             ------
Operating income.............               2,080        2,467         2,698               4,918              2,554
Financial (expenses) Income, net...           381        3,589          (490)                184               (343)
Other income (expense), net                 4,547          226          (703)                (86)              (657)
                                            -----          ---           -----              ----              -----
Income before taxes on income......         7,008        6,282         1,505               5,016              1,554
Income taxes..................               (449)      (2,357)         (837)             (2,645)              (737)
                                            -----      -------          -----             -------              -----
Income from operations of the Company
and its consolidated subsidiaries....       6,559        3,925           668               2,371                817
Share in profits of associated companies,
     net...                                   205          121           214                  74                239
Minority interest..............               -            -              -                   (2)                28
                                          -----------  -----------     -----------           ---                 --
Income before cumulative effect of an
accounting change..................         6,764        4,046           882               2,443             $1,084
Cumulative effect, at beginning of
 year............                            -            -               -                 (113)              -
                                          -----------  -----------   -----------           -----           ---------
Net income for the year......              $6,764       $4,046          $882              $2,330             $1,084
Net income per share......                  $1.35        $0.62         $0.14               $0.37              $0.17
Net income per share - fully diluted        $1.33        $0.61         $0.14               $0.37              $0.17
Weighted average number of shares
  outstanding............                   4,994        6,566         6,498               6,271              6,249
Adjusted weighted average number of
shares outstanding..................        5,098        6,681         6,517               6,274              6,285
                                      ============  =========== =================== =================== ==================

Balance Sheet Data:
Cash and cash equivalent                  $16,366      $13,699             $11,273              $6,795             $6,306
Short term investments                      8,888        4,344               6,380               9,653              5,880
Working (deficit) capital                  23,535       15,905              14,622              18,960             13,227
Total assets                               41,947       45,719              53,832              69,522             77,939
Short term bank debts and current
maturities of long term debt                  780        2,264               4,225               4,969             11,437
Long term debt, net                           250        1,607               6,174              14,951             12,821
Retained earnings                           7,507       11,553              12,435              14,765             15,849
Shareholder's equity                       30,073       30,132              30,899              28,286             27,639

(1)     See note 1 to financial statements as to operations and basis of presentation.
(2)     See Note 2(b) to financial statements as to principles
         of consolidation.

D.       Risk Factors.

         International Operations Concerns. The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic or political instability and trade restrictions), any one of which could have a significant negative impact on the Company's ability to deliver its services on a competitive and timely basis and on the results of the Company's operations. Although the Company has not encountered significant difficulties in connection with the sale or provision of its services in international markets, future imposition of, or significant increases in, the level of trade restrictions (especially those involving the ability of United States carriers to land at foreign airports) or economic or political instability in the areas where the Company operates could have an adverse effect on the Company's business, results of operations or financial condition. For example, the Company currently provides services at several airports in states of the former Soviet Union. The Company's ability to continue operations in these newly independent states may be adversely affected by future changes in legislation or by changes in the political environment in these newly independent states.

         Reliance on Major Customers. In the year 2000, two major customers accounted for 24% of the Company's revenues. In 1999 four major customers accounted for 46% of the Company's revenues. For the years ended December 31, 2000,1999 and 1998, sales to major customers (constituting 10% or more of the Company's consolidated revenues) amounted to 25%, 50% and 44% of revenues, respectively. Any cessation or termination by any of these customers of their present contracts with the Company, or reduction in the value of such contracts, could have a material adverse effect on the Company's business.

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

         Fluctuations in Demand for the Company's Services. The Company is affected by the extent of terrorist activity in the world generally and, specifically, in the aviation industry. In addition, the Company's results of operations and financial condition are affected by the determination by government agencies (e.g., the Federal Aviation Administration ("FAA") and the United Kingdom Department of Transportation) of the level of security to be required, from time to time, of airlines and airports. Typically, demand for the Company's services rises after events involving or potentially involving terrorist activity and may thereafter decline as the threat is perceived to diminish. There can be no assurance that the Company will be able to manage fluctuations in the demand for its services successfully or that changes in the factors discussed in this paragraph will not have a material effect on the Company's business, results of operations or financial condition.

         The level of air travel throughout the world has seen almost uninterrupted growth since the early 1970's, but there can be no assurance that such growth will continue. Because the Company's typical billing arrangements are based on the number of hours served or flights serviced, a decrease in the level, of air travel would have an adverse effect on the Company's business, results of operations and financial condition.

         Fluctuations in Operating Results; Seasonality. The Company's operating results fluctuate significantly from quarter to quarter as a result of a variety of factors, primarily relating to the seasonality of air travel. Specifically, there has been historically a significant increase in air travel in the Northern Hemisphere during the summer months. Since the Company's revenues are typically based on the number of hours served (which is directly related to the number of flights serviced), the increase in air travel during those months results in increased revenues during the Company's third quarter. Consequently, the Company's revenues vary significantly by quarter and the Company's operating results experience significant fluctuations.

         Failure to Meet Performance Requirements. The continued success of the Company is dependent upon its ability to continue to meet the performance requirements set by its clients and the government agencies which regulate them. The Company is subject to random periodic tests by government authorities with regard to the professional level of the services and training which it provides, including adherence to FAA regulations relating to all aspects of passenger handling, baggage handling and aircraft security and to the training systems utilized, and UK regulations relating to baggage handling and employee background checks. Any failure to pass such a test may result in the loss of a contract or a license to perform services and would also be likely to have an adverse impact on the reputation of the Company.

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

         Loss of Required Licenses. In numerous airports in which the Company operates (including most of the major international airports in Western Europe), a license to operate is required from the airport authority. Such licenses are usually issued for a period of 12 months and are renewable. Some airport authorities limit the number of licenses they issue. The Company currently has a license to operate in all of the major international airports in Western Europe where such licenses are required. However, the loss of, or failure to obtain, a license to operate in one or more airports could result in the loss of or the inability to compete for a major contract.

         Loss of Contracts with Airports and/or Airlines. The Company's services are typically provided pursuant to contracts ranging in term from one to five years, which are cancelable on short notice at any time, with or without cause. There can be no assurance that an existing client will not decide to terminate or fail to renew a contract. Any such termination or failure to renew a contract with the Company could have a material adverse effect on the Company's business, results of operations or financial condition.

         Employees. A significant number of the Company's employees in United States are unionized. A work stoppage at any of the Company's locations could adversely affect the Company.

         Development of Competing Products or Services. Most of the services currently offered by the Company utilize a large number of personnel and include the direct interviewing of each passenger boarding an aircraft. If developed, alternative passenger classification methodologies or technologies requiring less manpower could be more cost-effective than the Company's current services. Similarly, the development of equipment capable of detecting all or most types of weapons and explosives could reduce the need for the services presently provided by the Company. The cost associated with the performance of passenger screening services, and its impact on overall passenger service, may serve as an incentive for airlines to seek the development of technological alternatives to the present methods. The Company is aware of existing efforts and investments of certain airlines towards that end. The development of such competing products and services could have a material adverse effect on the Company's business, results of operations or financial condition.

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

         Exchange Rate Fluctuations. Most of the Company's revenues and its operating costs in fiscal year 2000 were denominated in non-United States currencies. The Company generally retains its income in local currency at the location the funds are received. Thus, the Company's working capital is generally denominated in a substantial number of different (primarily Western European) currencies. Because the Company's financial statements are presented in United States dollars, any significant fluctuation in the currency exchange rate between the Euro and the United States dollar will affect the Company's results of operations and its financial condition.

         Dependence on Key Personnel. The success of the Company will largely depend on the efforts of its senior management. The loss of the services of one or more of such key personnel could have a material impact on the Company's ability to maximize the development, performance and marketing of its services. The success of the Company is also dependent upon its ability to hire and retain additional qualified executive personnel. There can be no assurance that the Company will be able to attract, assimilate and retain personnel with the attributes necessary to execute the Company's strategy. Moreover, although each of the Company's senior executives has signed a non-compete agreement, there can be no assurance that one or more of such executives will not leave the employment of the Company and either work for a competitor or engage in services directly in competition with the Company.

          Possible Volatility of Common Share Price. The market price of the Common Shares may from time to time be significantly affected by a large number of factors, including, among others, variations in the Company's operating results, the depth and liquidity of the trading market for the Common Shares, and differences between actual results of operations and the results anticipated by investors and securities analysts. Many of the factors which affect the market price of the Company's Common Shares are outside of the Company's control and may not even be directly related to ICTS.

          Concentration of Ownership and Control. Leedan Business Enterprise Ltd.("Leedan") through wholly-owned subsidiaries, owns approximately 36.1% of the Company's issued and outstanding Common Shares. Ezra Harel and Menachem Atzmon are controlling shareholders of Leedan. Leedan, Ezra Harel and Menachem Atzmon may be able to appoint all the directors of ICTS and control the affairs of ICTS.

          No Dividends. ICTS has never paid cash dividends on its Common Shares. ICTS currently does not anticipate paying cash dividends on its Common Shares in the foreseeable future.

          Impact of Civas's ability to make business decisions regarding the Company's operations in Europe. On October 5, 2000 the Company signed an agreement with Civas, Civil Aviation Security Services GmbH ("Civas"), whereby Civas is to acquire in two stages, 100% of the shares of ICTS Europe Holdings B.V. ("ICTS Europe"), for a purchase price of US $100 million (subject to certain upward or downward adjustments as described herein), in cash. As part of the transaction with Civas, the Company granted Civas certain veto rights on selected issues related to the Company's European operations.

          Matters Related to Companies Organized Under the Laws of The Netherlands. As a Netherlands "naamloze vennootschap" (N.V.), ICTS will be subject to certain requirements not generally applicable to corporations organized under the laws of jurisdictions within the United States. Among other things, the authority to issue shares of ICTS is vested in the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the shareholders or by the Articles of Association to another corporate body for a period not exceeding five years. The issuance of the

Common Shares is generally subject to shareholder preemptive rights, except to the extent that such preemptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or by the corporate body designated to do so by the general meeting of shareholders or the Articles of Association. Such a designation may only take place if such corporate body has also been designated to issue shares.

          In this regard, the general meeting of shareholders has authorized the Supervisory Board of ICTS to issue any authorized and unissued shares of ICTS at any time up to five years from the date of such authorization and has authorized the Supervisory Board to exclude or limit shareholder preemptive rights with respect to any issuance of Common Shares prior to such date. Such authorizations may be renewed by the general meeting of shareholders from time to time, for up to five years at a time. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of directors of a surviving company may resolve to legally merge the company). Shareholders do not have preemptive rights with respect to shares which are issued against payment other than in cash.

          The corporate affairs of ICTS are governed by its Articles of Association and by the laws governing corporations incorporated in the Netherlands. The public shareholders of ICTS may have more difficulty in protecting their interests in the face of actions by the Supervisory Board or the Management Board of ICTS, or the members thereof, or controlling shareholders of ICTS than they would as shareholders of a company incorporated in the United States. Under the Articles of Association of ICTS, adoption of the annual accounts of ICTS by the shareholders discharges the Supervisory Board and the Management Board and the members thereof from liability in respect of the exercise of their duties for the particular financial year, unless an explicit reservation is made by the shareholders and without prejudice to the provisions of the Netherlands law, including provisions relating to liability of members of supervisory boards and management boards upon the bankruptcy of a company pursuant to the relevant provisions of the Netherlands Civil Code. However, the discharge of the Supervisory Board and the Management Board and the members thereof by the shareholders is not absolute and will not be effective as to matters misrepresented or not disclosed to the shareholders. An individual member of the Supervisory Board or the Management Board who can prove that he is not at fault for such an omission or misrepresentation would not be liable.

          Enforceability of United States Judgments. A significant number of the Company's assets are located outside the United States. In addition, members of the Management and Supervisory Boards of ICTS and certain experts named herein are residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against such persons or ICTS judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws.

          There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. In order to enforce any United States judgment obtained against ICTS, proceedings must be initiated before a court of competent jurisdiction in the Netherlands. A court in the Netherlands will, under current practice, normally issue a judgment incorporating the judgment rendered by the United States court if it finds that
(i) the United States court had jurisdiction over the original proceeding, (ii) the judgment was obtained in compliance with principles of due process, (iii) the judgment is final and conclusive and (iv) the judgment does not contravene the public policy or public order of The Netherlands. Based on the foregoing, there can be no assurance that United States investors will be able to enforce any judgments in civil and commercial matters, including judgments under the federal securities laws against ICTS or members of the Management or Supervisory Board or certain experts named herein who are residents of the Netherlands or countries other than the United States. In addition, a court in the Netherlands might not impose civil liability on ICTS or on the members of the Management or Supervisory Boards of ICTS in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands against ICTS or such members.

Item 4. Information on the Company

A.  History and Development of the Company.

          Unless the context indicates otherwise, all references herein to the "Company" include ICTS International N.V. ("ICTS" or the "Company"), its consolidated subsidiaries, Demco Consultants, Ltd. ("Demco", an Israeli affiliate), Procheck International B.V. ("PI", an affiliate in the Netherlands) and Ramasso Holdings B.V. ("Ramasso", an affiliate in the Netherlands).

          The Company's predecessor, International Consultants on Targeted Security Holland B.V. ("ICTS Holland"), was founded in the Netherlands in 1987. Until 1994, subsidiaries and affiliates of ICTS Holland conducted similar business in which the Company is currently engaged. In connection with the acquisition of the Company by Leedan as of January 1, 1994, ICTS Holland's interest in its subsidiaries (other than three minor subsidiaries) was transferred to ICTS International B.V. ("ICTS International") which became an indirect wholly-owned subsidiary of Leedan. Thereafter, ICTS International purchased from a third party all of the outstanding shares of ICTS, which had been incorporated in the Netherlands in 1992 and which had not conducted any operations prior to its acquisition by ICTS International. As of January 1, 1996, ICTS acquired all of the assets and assumed all of the liabilities of ICTS International.

          In January 1997 the Company purchased an 82.5% interest in Service Service, Inc. ("SSI") for approximately $573,000. SSI, a Chicago-based company, provided passenger check-in services to American Airlines at O'Hare Airport. On February 25, 1999, the Company acquired the remaining 17.5% of SSI so that it became a wholly owned subsidiary. SSI is currently inactive.

          In April 1997, the Company acquired 5% of ICTS GmbH raising the Company's ownership to 50% of the outstanding equity in ICTS GmbH. Subsequently, effective July 1, 1997, the Company acquired the remaining 50% of ICTS GmbH. As a result of these transactions, effective July 1, 1997, the Company owned, either directly or through its subsidiaries, 100% of the equity of ICTS GmbH.

          In August 1997, the Company acquired 37% of the outstanding shares of Demco for approximately $1.2 million. In 1998, the Company sold 18% of the Demco shares, to be reacquired in 1999. Demco, a privately-held firm based in Israel, is engaged in design, planning and implementation of, and consulting with respect to, emergency systems and contingency procedures for government agencies and large organizations.

          In November 1997, the Company entered into a series of transactions discussed below with John Bryce Systems Ltd. and Advanced Maintenance Systems Ltd. ("AMS" and, together with John Bryce Systems Ltd., "John Bryce"), both Israeli companies under common control. At the time of the transactions discussed above, John Bryce was an Israel-based software specialist with a focus on the aviation industry. The Company made a commitment to provide up to $2,915 million of loans to John Bryce, and fulfilled this commitment, in the course of 1998 and 1999. In exchange for such loans, in November 1997 the Company acquired, for $500,000, a ten- year, John Bryce zero coupon bond with a face value at maturity of $1.062 million for $500,000. The Company was granted a four-year option to purchase a 51% equity interest in John Bryce. In January 2000 the Company exercised such option for approximately $2.7 million. Subsequently, the Company sold its shares in John Bryce to Gilat Communications, Ltd. ("Gilat") in consideration for 388,189 unregistered common shares of Gilat (since this transaction, these shares have been registered), while retaining its 51% interest in AMS. Gilat is a publicly traded company with securities listed on NASDAQ National Market under the symbol "GICOF".

          As of January 1, 1999 the Company acquired 80% of the issued and outstanding capital stock of Huntleigh USA Corporation ("Huntleigh") and in January 2001 the Company exercised its option to acquire the remaining 20% at an agreed upon price formula, so that Huntleigh is now a wholly owned subsidiary. Huntleigh is a provider of aviation services in the United States.

          In March 2000 the Company exchanged its one-third ownership interest in APS Data & Screening Systems B.V. ("APS") in exchange for 16% of the outstanding common shares of PI. As a result, the Company currently owns 65% of PI. APS was a joint venture established by the Company, PI and AMS.

          On October 5, 2000 the Company signed an agreement with Civas, whereby Civas is to acquire in two stages, 100% of the shares of ICTS Europe, for a purchase price of US $100 million (subject to certain upward or downward adjustments as described below), in cash. As a first stage Civas acquired from the Company 45% of the outstanding shares in ICTS Europe for a payment of $45 million U.S. dollars in cash on January 3, 2001. The sale of the remaining 55% of shares in ICTS Europe held by ICTS is to be completed on December 31, 2003. The consideration for the purchase of those shares is to be adjusted in accordance with an agreed upon formula based on the results of operations of ICTS Europe during the period from January 1, 2001 until December 31, 2003 (the "Second Stage"). The adjustment may not reduce the amount payable for those shares to less than $44 million U.S. dollars or increase it to more than $66 million U.S. dollars.

          In 2001 ICTS in a series of transactions agreed to purchase from AMS 48 shares of common stock of APS representing 1/3 of the outstanding shares of APS and all outstanding shares of Trainsoft Ltd. for 225 Euros. In addition as part of this transaction, ICTS has agreed for John Bryce Systems Ltd. ("JBS") to pay directly to AMS all future net dividends due to ICTS that are actually paid to ICTS for up to an amount of $200,000. JBS board and shareholders passed resolutions on January 16, 2000 to authorize and declare a dividend subject to JBS's cash flow. Immediately after and subsequent to this transaction, ICTS agreed to sell all its shares in AMS to certain shareholders of AMS. The transactions have been executed by all parties involved except for one that requires the approval of the Tel Aviv District Court prior to its execution of this agreement. The application seeking such court's approval was submitted on April 30, 2001.

B.  Business Overview.

          ICTS is a provider of enhanced aviation security services and other aviation services, and until the sale of its European operations to Civas, the Company provided such services primarily to the European operations of the major United States carriers. The Company's key function has been the implementation of passenger risk evaluation and classification procedures, generally described as "advanced passenger screening". Other security services provided in Europe include other general airport security services such as the operation of check-points and hold-baggage screening systems, and, to a lesser extent, certain aviation passenger handling services and certain general security services. The Company also provides similar airport services in United States including: agent services, guard services, janitorial services, maintenance, pre- departure screening, ramp services, shuttle service, skycap services, and wheelchair attendants. The Company is also engaged in security consulting, training and auditing for airlines and airports.

Services Provided

Services provided in Europe:

Advanced Passenger Screening

         The principal service Company provides to its airline clients in Europe is the implementation of Risk Analysis through Profiling System ("RAPS"), a set of sophisticated procedures which seek to identify a potential threat, before it materializes, through methodology of risk evaluation and classification of passengers. The risk evaluation and classification techniques include comparing characteristics of a specific passenger to a preset standard of characteristics of a potential aggressor by means of interviewing, document verification and behavior analysis. The vast majority of passengers fall into the low risk category, thereby enabling more scrutiny to be focused on higher risk passengers. Since RAPS entails the identification of potential threats through recognizable patterns, the Company believes that it provides a better and more practical response to such threats than certain other alternatives available, such as simple guard positioning or a complete body and baggage search of each passenger. In addition, by focusing on the primary risks, the Company considers RAPS to be more cost-effective and passenger-friendly than other alternatives available.

         The concept of risk analysis through passenger screening utilizing a set criteria has been in use in various forms by certain U.S. carriers since 1986. In 1995, the FAA mandated that all U.S. carriers adopt a uniform methodology of risk analysis through advanced passenger screening at all of the "high-risk" airports. Previously, security authorities in the Netherlands had adopted such methodology as the standard for enhanced flight-related security for airlines subject to their authority. In April 1996, the United States enacted an anti-terrorism law which mandates that foreign airlines flying to and from airports in the United States adhere to security measures identical to those required of U.S. airlines serving the same airports. In July 1996, as an initial response to the explosion of TWA Flight 800, the FAA issued a "security directive," applicable to all international flights originating in the United States, which requires the implementation of certain passenger and cargo classification and verification procedures similar to some of the RAPS procedures.

         The Company believes it enjoys a certain recognition for its expertise with respect both to the methodology and implementation of RAPS. Although competitors implement procedures similar to those of RAPS, the Company believes that it has a greater expertise with respect to screening procedures than its competitors. The Company's expertise enable the Company to: (i) adapt and customize the methodology for each specific client and the criteria of various authorities (for example, the FAA or the United Kingdom Department of Environment Transportation and Region (the "UKDETR") (ii) effectively train personnel in the procedures and requirements associated with RAPS; and (iii) supervise the proper implementation by such personnel.


Airport Services

         Operation of Checkpoints. The Company operates security checkpoints at airports. Although the Company's personnel who provide such services work closely with local authorities, which may be armed, none of the Company's personnel is engaged, or is planned to engage in the future, in carrying arms.

         Travel Documents Verification. Many countries hold the carrier of an arriving passenger responsible for the validity of the passenger's travel documentation (including, for example, the passenger's passport, visa and entry permit). In these countries, the airline is subject to certain fines and other penalties in the event that a passenger it carried is found, at the port of entry, with invalid or insufficient travel documents. The Company was the first to offer verification of travel documents of passengers to ensure compliance with such requirements.

         Baggage Reconciliation. The Company's baggage reconciliation service is designed to ensure that each piece of luggage on board an aircraft can be properly identified with a passenger traveling on that aircraft.

         Operation of Electronic Equipment. The Company has been retained by certain of its airline and airport clients to operate electronic equipments (including x-ray screening machines and manual devices) designed to identify weapons and explosives carried by passengers either on their person or in their luggage. The Company operates such systems, known as "Hold-baggage screening systems" primarily in the UK and Greece. The Company believes that the market for such services is rapidly growing, as more European countries are expected to require 100% screening of luggage in the near future.

         Cargo Classification Control. The Company utilizes the expertise that it has gained through passenger screening to evaluate and classify commercial cargo transported on passenger airlines. The Company expects an increased demand for this service due to demands of international trade.

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

Consulting, Auditing and Training

         The Company provides consulting services to airlines and airports, which do not currently constitute a significant portion of the Company's revenues. The Company's consulting services include recommending the adoption of specified security procedures, developing recruitment and training programs for clients to hire necessary security personnel and working with airport authorities to ensure that such clients comply with applicable local requirements. The Company owns a 37% interest in Demco. Demco is engaged in the design, planning and implementation of and consulting services with respect to, emergency systems and contingency procedures for government agencies and large organizations.

         The Company provides certain security auditing services for airlines and airports. These services include evaluation and audit of existing security measures, testing security procedures through exercises and drills and the recommendation of measures to improve security procedures.

         The Company frequently trains airline employees with respect to screening of passengers and other security measures through extensive courses and written training manuals. The Company has also been engaged by clients to develop and establish internal training programs.

Services provided in the United States

         The Company is one of the leading providers of airport passenger terminal services in the United States.

         The Company currently provides nine separate services at 50 airports in 29 states. Each service in the United States involves specific job classifications. As more and more airlines continue to out-source many of the services they once provided, the Company believes that the number and type of services it offers will be on the rise. Services currently include:

         Agent Services
         Guard Services
         Janitorial Services
         Maintenance
         Pre-departure Screening
         Ramp Services
         Shuttle Service
         Skycap Services
         Wheelchair Attendants

         Agent Services. Agent services include priority: Passenger Service Representative, Baggage Service, Priority Parcel, Cargo and Express Check-in. Although an agent is an employee of the Company, he or she is considered as a representative of specific airlines.

         Guard Services. Guard services involve to guarding secured areas including the aircraft itself.

         Janitorial Services. The Company also provides cabin cleaning of aircraft. This service has expanded to include cleaning of portions of the airport as well.

         Maintenance. The Company currently in one airport provides workers to maintain equipment.

         Pre-departure Screening. The goal of a pre-departure screener is to prevent or deter the carriage of any explosive, incendiary device, weapon or other dangerous object into the sterile area of an airport concourse and aboard the aircraft.

         Ramp Services. Ramp services involve the actual aircraft. It includes directing aircraft into the arriving gate and from the departing gate, cleaning the aircraft, conducting cabin searches, stocking supplies and de-icing. An interline baggage service involving moving luggage from one airplane to another is also considered as a ramp service.

         Shuttle Service. The Company in one airport provides shuttling airline crews from their hotels to the aircraft.

         The Company's customers are the airlines themselves. If an airline is the sole occupant of a concourse or a terminal in which the Company provides service, the Company has an exclusive contract with that airline. If more than one airline share a concourse or terminal, the Company maintains a contract with the host or "custodian" airline and bills services to each airline based on its share of passenger boardings.

         Skycap Services Provider. A skycap assists passengers with their luggage. Located at the curbside of the check-in at airports, a skycap check in passengers' luggage and meet security requirements established by the FAA to screen passengers. The skycap is responsible for checking the baggage to the passengers' final destination. A skycap also assists arriving passengers with transporting luggage from the baggage carousel to ground transportation or other designated areas.

         A skycap also may operate electric carts for transporting passengers through the airport and transport checked baggage from the curbside check-in to the airline counter. One unusual job duty, Concierge Service, involves a skycap monitoring the baggage carousel to ensure that passengers do not remove luggage not belonging to them. In many airports, a skycap at the baggage claim area checks to see if the passengers' luggage tags match those on the specific luggage to ensure that a passenger is only removing his or her own luggage from the claim area.

         Wheelchair attendants. Wheelchair attendants transport passengers through the airport in airline-owned wheelchairs. Working closely with the attendants are dispatch agents who monitor requests and assignments for wheelchairs and dispatch the attendants as needed.

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

          As of July 1, 1995, the Company transferred to its affiliate, ICTS Global Security (1995) Ltd. ("ICTS Global Security"), for no consideration, its activities, know-how and goodwill with respect to general security services, along with a right to use the name "ICTS" in connection therewith. ICTS Global Security is owned partially by an executive of the Company and by a member of the Supervisory Board of the Company. There were no assets or liabilities transferred in connection therewith. Pursuant to the terms of its arrangements with ICTS Global Security, the Company may not provide general security services in Latin America, Turkey or the newly independent states (the former Soviet Union), and ICTS Global Security may not provide aviation security services anywhere in the world or general security services in Western Europe. In addition, the Company and ICTS Global Security agreed that each company will offer the other the right to participate in any general security service projects in North America either one secures.

         As part of the Civas transaction, the Company is obligated not to engage in any activity in direct or indirect competition with ICTS Europe, as long as the Company remains a shareholders of ICTS Europe and for a period of three years after the completion of the Second Stage of the Civas transaction.

Airline and Airport Customers

          The Company's two major customers accounted for 24% of the Company's revenues. In 1999 four major customers accounted for 46% of the Company's revenues. Any cessation or termination by any such customers of their present contracts with the Company, or reduction in the value of such contracts, could have a material adverse effect on the Company's business. The Company has over 120 clients in over 80 locations world-wide.

         The Company's largest airport customer is Hamburg Airport which accounts for approximately 5% of the revenues of the Company in 2000.

Marketing and Sales

         The Company maintains long-standing relationships with its United States airline clients including most of the major United States airlines. Servicing United States clients requires the Company to establish a presence in the numerous destinations of such airlines. This resulted in establishing and conducting operations in most of the important European international airports by the Company. In addition, the Company conducts operations in approximately 50 United States airports. The Company views its widespread presence as an advantage over competitors lacking such an international infrastructure.

         Matters of airline security and customers relations are, in most cases, handled at each airline's headquarters. Overall framework contracts are negotiated by ICTS with the airline at such level. Fees are determined separately for each airport, with the input of the local management of the relevant location. The performance of the contract in each separate location is then assumed by the applicable station. In addition, the station may supply ancillary services that are beyond the scope of the framework of the contract. The station bills the client directly and collects the fees due for all of the services it provides.

         The Company's contracts with its airline clients usually have a term of one to five years and are normally subject to termination by the airline at any time with or without cause upon receiving prior notice of 30 to 90 days.

         Contracts are awarded as part of a bid process. Labor market conditions at a particular airport location may require the Company to raise its prices, at which time an airline may grant the contract to another source through a new bid process.

Product Control and Training

         In an effort to improve and further develop the RAPS method and to customize the method for the specific needs of its clients, the Company is constantly in upgrading its systems engaged on an ongoing basis. These improvements are to passengers more efficiently by reducing screening process leading to cost reduction and improvement of passenger service without jeopardizing the client's compliance standards. Cost reduction and overall passenger service are both valued highly by the Company's clients. The Company strives to maintain the quality and level of the expertise of its personnel, through: (i) offering periodic courses and training programs for its security agents and supervisors;
(ii) providing professional material to its managers; (iii) performance of audits, exercises and tests; (iv) the publishing of standards and manuals; and
(v) disseminating crucial information as to current terrorist activity and security threats.

Product Development

         APS has been developed by a joint venture (the "APS JV") consisting of the Company, the Company's affiliate in the Netherlands and AMS The Company has an exclusive licence from the APS JV to market and utilize the APS. The APS analyzes flight and passenger information and helps screening airline passengers in a faster and more efficient manner than other methods. The Company has entered into contracts with several airlines for the installation and operation of APS for the European operations of these carriers. The Company believes that APS may provide the Company with a significant competitive advantage. However, there can be no assurance either that APS will be successfully implemented or that it will be utilized by other airlines as a part of their security procedures.

Competition

         The Company operates in a competitive international environment. The Company's competitive edge over other companies relates to: its expertise and reputation in the marketplace; its ability to provide services in numerous international airports; and offering a competitive pricing scheme.

Competition in the European Market

         In general, basic aviation security operations attract more intense competition and generate lower profit margins than passenger screening and consulting services.

         Some international airports in European countries (for example: France, UK, Germany and Greece) have privatized and/or out-sourced certain segments of their security operations, such as the operation of check-points and the operation of hold-baggage screening systems. The Company believes this trend will spread to more airports worldwide, in the near future. Contracts for the provision of aviation security services, other than passenger screening and consulting, awarded as a part of any privatization or out-sourcing tend to be large scale and long-term and attract competitors which are either local or are part of a large international company. The company believes it is able to compete for such projects on the basis of its overall reputation in the security industry and its experience in managing large numbers of personnel at airports.

Competition in the United States market

         In the United States market the Company competes with numerous other companies, many of which have greater resources than the Company.

Regulatory Matters

         Certain of the Company's clients, which together represent a significant portion of the Company's revenues, are subject to various regulations imposed by the FAA, the UKDETR and immigration authorities in other countries as well as various local and federal agencies holding jurisdiction in the serviced area. The FAA regulations extend to all security aspects of passenger handling, baggage handling and aircraft security, as well as the training systems utilized in connection therewith. The UKDETR regulations relate to all security aspects of baggage handling, freight handling and employee background checks. Various immigration authorities impose a fine on airlines in the event that passengers carried by such airlines do not have proper travel documentation.

         The Company is subject to random periodic tests by government authorities with regard to the professional level of the services and training it provides, including adherence to FAA and UKDETR regulations. Any failure to pass such a test may result in the loss of a contract or a license to perform services.

         In numerous airports in which the Company operates (including most of the major international airports in Western Europe), a license to operate is required from the airport authority. Such licenses are usually issued for a period of 12 months and can be renewed every year. Some airport authorities limit the number of licenses they issue. The Company currently has a license to operate in all of the major international airports in Western Europe where such licenses are required.

Non-Core Business Investments

         During 1997, the Company procured bank guarantees of various debt obligations of a third party, arising from such party's trading in commodities in Eastern Europe. On December 31, 1999 these guarantees totaled $1,891,000. On December 31, 2000, these guarantees were fully released. In connection with the release of guarantees during the year 2000, the Company purchased from unaffiliated parties a $1,000,000 debenture bearing interest at 10% per annum, due November 26, 2004, issued by Pioneer Commercial Funding Corp. ("Pioneer"). This debenture is guaranteed by Leedan, a major shareholder of the Company. In addition, as a part of the same agreement, the Company provided a bank guarantee of $400,000, valid for a period of 18 months, to a non-affiliated company.

         In August 1997, the Company, as part of a group consisting of Leedan Systems and Properties Enterprises (1993) Ltd. and Rogosin Development and Holdings Ltd. ("Rogosin"), each an affiliate of Leedan, invested in a joint venture, Bilu Investments Ltd. ("Bilu"). Bilu is engaged in the financing of real estate projects in Israel, primarily in the residential market. In consideration for a 9.3% equity interest in Bilu, the Company contributed $259,000 and has guaranteed $2,915,000 of debt obligations of Bilu. In 2000 Bilu issued to an unaffiliated party shares in Bilu representing 25% of its outstanding share capital, in consideration for an equity investment of US $2,000,000 and the provision of guarantees for debt obligations of Bilu in an amount of US $3,800,000. As a result, the Company's equity interest in Bilu has been diluted to 7% and the Company's guaranty was reduced by $400,000.

         During 1998, the Company purchased 300,000 shares (150,000 shares as a result of a 2 for 1 reverse split) of Common Stock of Pioneer from Leedan for a purchase price of $2.50 per share. Pioneer is a sister corporation through common ownership through Leedan.

         During 2000, the Company invested in two stages in $475,000 for a 4.6% equity interest in Global Digital Media.com, Inc.
("Global"). Global operates kiosks at airports providing Internet access to passengers. In addition, the Company loaned Global

$400,000 secured by equipment which was used to establish a facility at the Philadelphia airport.

         In May 2000 and in April 2001, the Company invested $266,000 for 100,000 shares of Series A Preferred Stock in YCD Multimedia, Ltd. ("YCD"), representing 1.8% of the outstanding share capital of YCD. YCD is a company specializing in the development of sophisticated multimedia software for music applications.

         In July 2000, the Company in conjunction with International Tourist Attractions Ltd. ("ITA") purchased 16 common shares of Ramasso from Leedan, representing 40% of the outstanding share capital of Ramasso for $16,000 in cash and a loan of $500,000 to Ramasso by the Company at the rate of LIBOR plus 2%. When the Company exercised its option to acquire stock the loan was converted into equity.

         In July 2000, the Company issued a bank guaranty for $1,000,000 to Seebex, Inc. ("Seebex") as a substitute to another bank guaranty given by Ezra Harel, the Chairman of the Supervisory Board of the Company. In consideration for the guaranty the Company received 100,000 shares of Seebex common stock, representing 10% of Seebex's equity and the right to appoint 1/4 of Seebex's board of directors. Seebex has developed new software for building presence and messaging applications which creates a live community on a web server enabling visitors to communicate with each other.

         In October 2000, the Company invested $1,000,000 for an equity interest in Security Village, Ltd. ("Village"). The amount of equity participation of the Company is to be determined at a later date depending on certain events affecting Village. Village is engaged in the business of developing value products and service platforms including security, mobile personnel services, teleservices and telemedicine.

         In October 2000, the Company entered into an agreement with Activium, Inc. ("Activium") to purchase 100,000 units of Activium for $1,000,000. Each unit consists of two shares of Class B Common Stock and one share of Series A Preferred Stock of Activium. Activium is a company engaged in developing an active network software platform to program services of emerging networks in order to simplify and develop and accelerate the development, deployment, operations management and standardization of network software.

         In December 2000 and January 2001, the Company, invested $500,000 in Omnivee, Inc., ("Omnivee") a company involved in designing and developing software technology and ancillary technology enabling enriched video content by viewer control over the video stream.

         In December 2000, the Company, pursuant to a Stock Subscription Agreement, exercised an option to purchase a total of 100 common shares of ITA for $600,000, representing 10% of the outstanding share capital of ITA. ITA is engaged in the educational entertainment business operating under trade name "Time Elevator", a theater with movable seats which are coordinated to the film presentation. Ezra Harel and Menachem Atzmon, two of the major shareholders and members of the Supervisory Board of the Company indirectly are the major shareholders of ITA.

         The Company intends to expand these investment strategies for the foreseeable future by acquiring interests in high technology companies in various industries loosely related to the Company's business.

C.       Organizational Structure.

         The following are the significant subsidiaries of ICTS worldwide:

         1.       ICTS Europe Holdings B.V., The Netherlands - 55%

         2.       ICTS 1994 (USA) Inc., New York - 100%
                   (a) Huntleigh USA Corporation, Missouri - 100%

D.       Property, Plants and Equipment.

         Each of the Company's offices and other operating facilities is leased pursuant to an arrangement, entered in the ordinary course of business, which can be replaced without any material consequence to the Company.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

         The financial information with respect to the Company for 1996, 1997, 1998, 1999 and 2000 which is included in this Annual

Report describes the consolidated operating results and the consolidated financial condition of the Company for such periods.


General

         No single currency accounts for a predominant portion of the Company's revenues, expenses, other assets or liabilities. A majority of the Company's cash balances are held in U.S. Dollars. The Company has selected the U.S. dollar as the reporting currency for its consolidated financial statements. ICTS and each of its subsidiaries and affiliates separately record their transactions in the currency of their locality, converting their assets and liabilities into dollars at the prevailing exchange rate on the respective balance sheet dates and converting revenues, expenses, gains and losses into dollars at the average exchange rate for the relevant period. In general, the Company's results of operations, as reported in U.S. dollars, may be affected by fluctuations between the U.S. dollar and Euro since the Company derives most of its revenues and incurs most of its expenses in Europe.

         The Company's revenues are primarily affected by the rates it charges, the number of flights it services and the number of billable hours of service. The rates which the Company is able to charge at any location are primarily affected by competitive conditions at such location. In general, competition tends to be more intense (with a consequent negative impact on rates) at the airports where the Company offers the most services. However, inasmuch as the Company generally serves more customers and services more flights at such airports, it is generally able to operate more efficiently through better use of its employees and facilities.

Corporate Income Taxes

         Each subsidiary of ICTS is subject to taxation according to the applicable tax laws with respect to its place of incorporation, residency or operations. ICTS is incorporated under the laws of the Netherlands and is therefore subject to the tax laws of the Netherlands. Until recently, ICTS received from its subsidiaries and affiliates (with the exception of ICTS 1994
(USA) Inc. and the Company's Israeli subsidiary) management fees or royalty payments under license agreements by which ICTS provides such companies with a license to utilize the expertise of ICTS. Commencing July 1, 2000 such royalties due to ICTS from its European subsidiaries were distributed to ICTS Europe and as such ICTS does not derive any monies with respect to these royalties and is not subject to any corporate income tax in this respect in the Netherlands.

         In addition, all income of ICTS arising from dividends paid by its subsidiaries or affiliates or capital gains from the sale of its shares in subsidiaries or affiliates is exempt from corporate income tax in the Netherlands if the following conditions are fulfilled: (i) ICTS must hold at least 5% of the nominal paid-in capital of the subsidiary or affiliate, (ii) the subsidiary or affiliate must be an operating company, (iii) the subsidiary or affiliate must be subject to taxation in its jurisdiction of incorporation or residence and (iv) for non-European Community subsidiaries or affiliates or for European Community subsidiaries or affiliates in which ICTS owns less than 25% of the nominal paid- in capital, ICTS must not hold the shares in the subsidiary or the affiliate merely as a portfolio investment (which is deemed to be the case if the activities of the subsidiary or affiliate consist mainly of the financing (directly or indirectly) entities related to ICTS or assets of such entities). The Company currently fulfills these requirements. Consequently, all income of ICTS arising from dividends paid by its subsidiaries or affiliates or capital gains from the sale of its shares in its subsidiaries or affiliates is exempt from corporate income tax in the Netherlands.

         The sale of the European operations to CIVAS also falls under the same tax scheme, and as such, the sale is considered exempt from corporate income tax in the Netherlands.

Results of Operations

         The following table sets forth for the periods indicated the relationship (in percentages) of selected items of the Company's statements of income to its total revenues.



                                          Year Ended December 31,

                                          1998      1999       2000

Revenues.....................             100%      100%      100%
Cost of revenues.............            84.4%      88.2%     89.5%
                                     ------------------------------
Gross profit...........                 15.6%       11.8%     10.5%

Selling, general and
  administrative expenses.....         10.7%      7.5%       8.0%
Operating income ..............         4.2%      3.6%       1.7%
Net income ............                 1.4%      1.7%       0.7%
                                      =================================


Year Ended December 31, 2000 Compared to Year Ended December 31, 1999.

         Revenues. Revenues in the year ended December 31, 2000 increased by 9% as compared to the year ended December 31, 1999. This increase ($12.5 million) is attributable to internal growth of the Company= s operations in the United States ($8.6 million) and in Europe ($3.3 million). The growth US of operations is mainly due to newly added locations.

         Gross Profit. Gross profit is defined as revenues less costs directly related to providing services as well as certain indirect expenses such as airport offices, airport fees, local training and other direct labor related expenses such as uniforms and transportation.

         Gross profit declined in the year ended December 31, 2000 as compared to the year ended December 31, 1999 by a fraction. The decrease is mainly due to the low operating margins of the Company in the United States. Part of the decline is also related to startup costs with respect to the opening of new airport locations in Europe for approximately $910,000. Costs of expanding the operation of the APS during the year amounted to approximately $390,000.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues increased by 0.5% in the year ended December 31, 2000 as compared to the year ended December 31, 1999, and increased by $1.6 million. Such increase resulted primarily from additional expenses of approximately $472,000 attributable to the establishment of the European headquarters, and additional $860,000 of expenses in the United States in order to facilitate expansion of operations. Furthermore, formation of Aviation Learning Network, B.V. (AALN@) and the consolidation of AMS attributed to an increase in general expenses.

         Financial (Expenses) Income, Net. Financial (expenses) income, net includes interest income (net of interest expense), and adjustments due to the impact of exchange rate fluctuations on financial instruments. The expenses rose by approximately $527,000 due to an increase in the outstanding short and long term lines of credit used by the Company. A profit of approximately $851,000 was due to a stronger U.S. dollar in comparison to the Euro.

           Income on cash deposits rose slightly primarily due to an increase of interest rates earned on deposits held in U.S. dollars in the financial markets from approximately 4.0% in 1999 to approximately 5.0% during most of 2000.

           Other Income (Expense), Net. Other income for the year ended December 31, 2000 is approximately $866,000. This item reflects the difference between the value of shares of Gilat at year end of $6.8 million and the value of such shares at the time of sale of John Bryce to Gilat of approximately $7.6 million. Management believes there is a possibility that Gilat will recover from its present difficulties with a positive impact on its share value. Nevertheless, the uncertainty of recovery in the near future forced the Company to report a loss regarding its Gilat's shares. The Company is reporting this loss as a conservative accounting adjustment although the Company has not yet disposed of these shares. In addition, the Company reported an additional loss of approximately $564,000 as a result of a loan extended in 1999 by the Company to a former shareholder of John Bryce in exchange for a pledge of 54,324 shares of Gilat and the right to purchase an additional 54,324 shares of Gilat. Consequently due to the significant decline in the price of shares of Gilat (from $23.50 in 1999 to $2.50 as of December 31, 2000) the Company wrote down the loan to fair market value of such shares.

           Income Taxes. The Company's consolidated effective income tax rate in the year ended December 31, 2000 was 47.4% as compared to 52.7% in the year ended December 31, 1999. This is mainly due to the Company deriving more income in countries with relatively low tax rates. Another explanation is the decline in statutory tax rates in Germany.

           Equity in Results of Affiliates, Net. Equity in results of affiliates, net, for the two years ended December 31, 2000, includes the Company's share of profits of PI, Demco and an amortization of the Company's investment in the APS JV. In addition, in the year ended December 31, 2000 Company also shared in the losses of Rammaso and affiliates of AMS.

           Net Income. As a result of the foregoing, the Company's net income declined by approximately $1.2 million in 2000, to approximately $1.08 million, as compared to approximately $2.3 million in the year ended December 31, 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998.

         Revenues. Revenues in the year ended December 31, 1999 increased by 110% as compared to the year ended December 31, 1998. This increase ($70.7 million) is attributable to the consolidation of Huntleigh since January 1, 1999, representing an increase of revenues by $58 million and an increase of $12.7 million in the revenues from operations in Europe, mainly in UK, Germany and France. In general, Huntleigh enjoys a client base similar to the rest of the ICTS companies leading to its deriving revenues from both existing and new airline customers.

         Gross Profit. Gross profit margin decreased in the year ended December 31, 1999 as compared to the year ended December 31, 1998 by 3.8%. The decrease is mainly due to low operational margins of the Company in the United States. Part of the decrease is also related to start up costs with respect to the opening of new locations including Detroit, Portland, Seattle and Anchorage and new facilities for airlines as well as costs of expanding the operation of the APS system totaling approximately $700,000.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues decreased by 3.2% in the year ended December 31, 1999 as compared to the year ended December 31, 1998, but increased in actual dollars to $3.3 million. Such increase, resulted primarily from additional expenses of approximately $2.5 million attributable to the consolidation of Huntleigh as of January 1, 1999. Other general expenses were incurred in order to facilitate growth of operations.

         Financial (Expenses) Income, Net. Financial (expenses) income, net includes interest income (net of interest expense) and foreign currency fluctuations. Financial income, net also includes adjustments due to the impact of exchange rate fluctuations on financial instruments. An increase in income of approximately $674,000 is mainly attributable to a stronger U.S. dollar.

         Income on cash deposits decreased slightly primarily due to a decline of interest rates of deposits held in U.S. dollars from approximately 4.5% in 1998 to approximately 4.0% during most of 1999.

         Other Income (Expense), Net. Other expenses for the year ended December 31, 1999 consist of approximately $85,000 of acquisition expenses for the Huntleigh acquisition.

         Income Taxes. The Company's consolidated effective income tax rate in the year ended December 31, 1999 was 52.7% as compared to 55.6% in the year ended December 31, 1998. The increase reflects: (i) an increase in earnings before tax of subsidiaries in countries where high tax rates are levied i.e. Germany and Italy in 1999 as compared to in 1998, while the tax rate of subsidiaries with losses (i.e. USA), were lower; and (ii) an expense for amortization of goodwill, representing a non-deductible expense for tax purposes. A dividend distribution by the German subsidiary to ICTS allowed a substantial tax saving which decreased the overall effective tax rate in 1999 as compared to 1998.

         Equity in Results of Affiliates, Net. Equity in results of affiliates, net, for the year ended December 31, 1999, includes the Company's share of the profits of PI, Demco and an amortization on account of the Company's investment in the APS JV. The equity in results of affiliates in the year ended December 31, 1998, consisted only the Company's share of the profits of PI.

         Net Income. As a result of the foregoing, the Company's net income increased by approximately $1.5 million in 1999, to approximately $2.3 million, as compared to approximately $0.8 million in the year ended December 31, 1998.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997.

         Revenues: Revenues in the year ended December 31, 1998 increased by 19.2% as compared to the year ended December 31, 1997. This increase ($10.3 million) is due to an increase in revenues from both existing and new airline customers. Revenues derived from the Company's three biggest customers increased by $0.5 million, $1.9 million and $3.6 million respectively. The Company's consolidation of FIS GmbH effective July 1, 1997 also contributed to this increase.

         Gross Profit. Gross profit margin decreased in the year ended December 31, 1998 as compared to the year ended December 31, 1997 by 0.7%. Part of this decrease is related to startup costs with respect to the opening of new locations (Dublin, Shannon and Stockholm) and new facilities for airlines. In addition, the Company incurred startup costs to get the APS system operational. Increased wages in the UK also affected gross profit margins.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues decreased by 0.5% in the year ended December 31, 1998 as compared to the year ended December 31, 1997, which translated into an increase of $844,000. Such increase, resulted from additional expenses of approximately $486,000 attributable to the consolidation of FIS GmbH as of July 1, 1997. Other general expenses were incurred in order to facilitate growth of the Company's operations, part of which is expected to be realized during 1999.

         Financial (Expenses) Income, Net. Financial (expenses) income, net includes interest income (net of interest expense) and foreign currency fluctuations. Financial income, net also includes adjustments due to the impact of exchange rate fluctuations on financial instruments. The decrease of approximately $4.1 million is mainly due to a loss of approximately $1.1 million attributable to the impact of accounting principles regarding exchange rate fluctuations due to the weakening of the U.S. dollar in European markets, compared with a profit of $2.7 million recorded during 1997. The Company has made efforts to limit the impact of currency fluctuations by engaging in financial forward and hedging transactions.

         Income on cash deposits have slightly decreased primarily due to a decline in interest rates on deposits in U.S. dollars from approximately 6% in 1997 to approximately 4.5% at the end of 1998.

         Other Income (Expense), Net. Other expenses for the year ended December 31, 1998 consist of approximately $410,000 of write- off of an investment by the Company in computerized systems for the training of manpower. An amount of $122,000 of expenses was recorded in connection with an unsuccessful attempt to acquire a ground handling operation in the UK. In addition, an amount of $166,000 was accrued representing a commission for the acquisition of Huntleigh.

         During the year ended December 31, 1997 net income attributable to the Company's disposition of its interest in

ICTSAP, the Company's former Hong Kong affiliate, of $352,000 was offset by losses on sale of fixed assets of $126,000.

         Income Taxes. The Company's consolidated effective income tax rate in the year ended December 31, 1998 was 55.6% as compared to 37.5% in the year ended December 31, 1997. The main reason for the relatively high tax rate is the increase in earnings before tax of subsidiaries in countries where high tax rates are levied (i.e. Germany and Italy), while the tax rate of subsidiaries that incurred losses, were in countries with lower tax rates (i.e. Austria and the Netherlands).

         With respect to fiscal year 1997, the effective income tax rate for ICTS GmbH, was 60.0%, while the proceeds of the Company's divestiture of ICTSAP were tax exempt. Furthermore, approximately $1 million of income taxes for the year ended December 31, 1997 is attributable to the effect of exchange rate fluctuations, as discussed above in Financial (Expenses) Income, Net. The Company's effective tax rate will also vary from period to period depending on the breakdown of earnings and losses among the various operating subsidiaries, the amount of management fees and royalties paid to ICTS by its subsidiaries and affiliates, the treatment of such items by the relevant tax authorities and income tax effects deferred from prior periods.

         Equity in Results of Affiliates, Net. Equity in results of affiliates, net, for the year ended December 31, 1998, included the Company's share of the profits of its affiliate in the Netherlands, PI as compared with the net equity results of the year ended December 31, 1997, which included(i) its affiliate in the Netherlands, (ii) its Israeli affiliate, subsequent to the Company's acquisition of a 37% interest in the Israeli affiliate in August, 1997 and (iii) FIS GmbH, for the period January 1, 1997 until such company's consolidation with ICTS in July 1, 1997. In December 1997, the Company sold its interest in ICTSAP. Equity in results of affiliates, amounted to $121,000.

         Net Income. As a result of the foregoing, the Company's net income decreased by approximately $3.1 million in 1998, from approximately $4.0 million in the year ended December 31, 1997.

B. Liquidity and Capital Resources

         The Company's principal cash requirement is the payment of wages. Employees are typically paid during the first ten days of the month for the preceding month, while payments from customers are generally received within 30 days of the date of invoicing. Working capital is financed primarily by cash from operating activities and, as necessary, by short and long term borrowings. Due to the seasonality of the Company's business, working capital requirements are relatively higher during the summer months. For 1998 net cash provided by operations was $551,000 and for 1999 net cash used in operating activities was $490,000.

         The effect of the Company's working capital requirement and its needs to finance growth both in Europe and the United States resulted in a negative cash flow from operating activities in 2000 of $1,557,000 in total.

         In 2000 the Company=s investing activities consisted of purchases of equipment, representing capital expenditures of $1,481,000, and the investment in certain transactions discussed below. The Company's primary sources for short-term liquidity and capital resources are cash flow from operating activities and short-term credit facilities. In 2000, the net change in the Company's long-term loan obligations was $5,110,000. During 2000 the Company invested approximately $5,590,000 in several technology related companies. See
Item 4 - Non-Core Business Investments.

         The Company currently funds its activities with operating cash flow and bank borrowings at the subsidiary level, as well as the short and long term credit facilities discussed above. There are no material commitments for capital expenditures.

         The Company believes that current cash balances, cash flow from operating activities and its bank facilities should be sufficient to fund continued expansion and to meet all its anticipated cash requirements for at least the next 12 months.

         In connection with the first part of the sale of the European operations of the Company on January 3, 2001, the Company received $45,000,000 in cash.

C.  Research and development, patents and licenses, etc.

                  N/A

D. Trend information

         Labor market conditions at a particular airport location may require the Company to increase its prices. Cost of labor is the most important variable in determining any cost increases.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

    The following table lists the directors and executive officers of ICTS:
                              Age                      Position

Ezra Harel........50                        Member of the Supervisory Board
Boaz Harel........37                        Member of the Supervisory Board
Savinoam Avivi....62                        Member of the Supervisory Board
Michael Barnea....45                        Member of the Supervisory Board
Gerald Gitner ....55                        Member of the Supervisory Board
Menachem  Atzmon..56                        Member of the Supervisory Board
Amos Lapidot .....66                        Member of the Supervisory Board
Eli Talmor........51                        Member of the Supervisory Board
Lior Zouker.......52                        Member of the Management Board and
                                             Chief Executive Officer
Albert Nissim.....67                        Secretary
Joseph Yahav .....44                        Vice President- International
Stefan Vermeulen..30                        Chief Financial Officer
Doron Zicher......42                        Vice President - Products &
                                              Technology


         Ezra Harel is the controlling shareholder of Leedan, an investment holding company. Mr. Ezra Harel had been the Vice Chairman of the Board of Directors of Rogosin, an affiliate of Leedan, since 1994. Rogosin has been one of the largest independent manufacturers of tire cord in the world and is now an investment company. He has also served as Chairman of the Board of Directors of both Dash 200+, a company involved with the conversion of Boeing 747 aircraft from passenger to cargo use, since 1991, and Tuffy Associates Inc., an automotive service franchise company, since 1993. Mr. Ezra Harel is the Chairman of the Advisory Board of Seehafen Rostock Umschlagsgesellschaft GmbH ("Port of Rostock"),Germany, a company engaged in sea port activities.

         Boaz Harel served as the managing director of Leedan from 1993 to December 1997. Mr. Boaz Harel is the Chairman of Pioneer, a publicly traded mortgage warehouse lender, serving in such capacity since November 1996. Mr. Boaz Harel is the brother of Mr. Ezra
Harel.

          Savinoam Avivi was a member of the Executive Board and Vice President of Koor Industries Ltd. ("Koor") from 1988 to 1999. Koor is publicly traded on the New York and Tel Aviv Stock Exchanges and is the largest industrial conglomerate in Israel. Mr. Avivi served as a director of Home Centers (DVI) Ltd., a company publicly traded in Israel and an affiliate of Koor. He is currently chairman of the board of several private companies.

          Michael Barnea has been a senior executive and a member of the Board of Directors of Leedan since 1994. In addition, Mr. Barnea has served as the CEO of Rogosin since mid 2000.

          Gerald Gitner served as Chairman of Avalon Group, Ltd., an investment banking firm and President of Avalon Securities Ltd., its affiliate and an NASD member broker-dealer from 1992 until 1998. From 1993 until recently, he was a director of Trans World Airlines, Inc. In December 1996, he was appointed to serve as CEO and in February 1997 as Chairman of Trans World Airlines, Inc. He served as CEO until May 1999. Since May 1985, he has served as the Chairman of D.G. Associates, Inc. He is a director of Factory Card Outlets, Inc. Mr. Gitner is a Trustee of Rochester Institute of Technology.

          Menachem J. Atzmon is a Chartered accountant (Isr). Mr. Atzmon is a controlling shareholder of Leedan. As of 1995 Mr. Atzmon has served as a director of Spencer Corporation Ltd., an investment company. Since 1996 he is the managing director of Albermale
Investment Ltd. and Kent Investment Holding Ltd., both investment companies. Since January 1998 he has served as CEO of Port of Rostock. He is also the joint managing director of Harmony
Ventures, B.V. ("Harmony").

          Amos Lapidot is a Major General (reserve) in the Israeli Defense Forces and has served in the past as Commander-in-Chief of the Israeli Air Force. Mr. Lapidot has been a special assistant to the Israeli Ministry of Defense from 1991 to 1998. He has also been a director of El Al, the official airline of the state of Israel. Mr. Lapidot is President of Technion, Israel Institute of Technology.

          Eli Talmor has been a member of the Supervisory Board of the Company since December 2000. Dr. Eli Talmor is a professor at the London Business School specializing in private equity and new ventures. He also is a professor of finance at the University of California, Irvine. He has previously taught at Tel Aviv
University, UCLA, and the University of Wisconsin at Madison. Dr. Talmor served on the board of directors of New Dimension Software from 1994 to 1999. During his tenure, the company grew, reflected by a substantial increase of its stock price and its eventual acquisition by BMC Software in 1999. Dr. Talmor holds a Ph.D. in Business Administration from the University of North Carolina at Chapel Hill and a BSc (Cum Laude) from Technion, Israel Institute of Technology.

          Lior Zouker has been the Chief Executive Officer and a member of the Management Board of ICTS since January 1, 1996. From 1994 to 1995, he served as the Chief Operating Officer of ICTS International B.V. and from 1991 to 1993, he served as Executive Vice-President of ICTS Holland.

          M. Albert Nissim has served as Secretary of the Company since January 1994. Mr. Nissim also serves as President of ICTS 1994
(USA), Inc. From 1994 to 1995, he worked as the managing director of ICTS and from 1990 to the present, he has been Vice-President and a director of Tuffy Associates. Mr. Nissim is also a managing director of Leedan International Holdings B.V., an affiliate of Leedan and the largest shareholder of the Company. Mr. Nissim has been the President of Pioneer since January 1997.

          Joseph Yahav has been Vice President, International of the Company since August 1995. From 1991 to 1995, he was director of the Professional Department of the Company.

          Stefan Vermeulen is a chartered accountant (the Netherlands). Mr. Vermeulen has been the Chief Financial Officer since February
1, 2001. Before joining the Company, Mr. Vermeulen worked as an internal auditor for Sara Lee/Douwe Egberts in the Netherlands from August 1999 until January 2001. Prior to that he worked as an internal auditor for Intergraph for two years. Previously Mr. Vermeulen worked as an external auditor with Deloitte & Touche in the Netherlands for seven years. Mr. Vermeulen holds a masters degree in information management.

          Doron Zicher has served as Vice President of Products and Technology of the Company since November 1, 2000. Mr. Zicher has been the General Manager of PI from 1988. He created and developed the APS in 1998.

 Employment Contracts

         On December 28, 1995, the Company entered into an employment contract with Lior Zouker, its Chief Executive Officer and a member of its Management Board, pursuant to which the Company agreed to employ Mr. Zouker in those capacities for a 30 month term. The contract was extended on November 25, 1997 and again renewed on December 12, 2000 for a period of three years each. Pursuant to such contract, Mr. Zouker is entitled to a bonus which is calculated as a percentage of the annual net income of ICTS.

         On June 15, 1998, the Company entered into an agreement with Mr. Ezra Harel providing for the following arrangement: (i) Mr. Harel for his services to the Company, receives a compensation of $120,000 on an annual basis; and (ii) a special annual bonus of 5% of the Company's: (a) capital gains, net of capital losses, net of taxes, derived from extraordinary capital transactions (defined as any transactions consummated by the Company which are not in the Company's ordinary course of business which generate capital gains or capital losses to the Company), and (b) realized gains, net of realized losses (other than interest income and expenses and/or exchange rate differentials), net of taxes, derived from either transactions in traded securities and/or other extraordinary financial transactions, if any, as reflected in the Company's annual audited consolidated financial statements.

 B. Compensation

         The aggregate direct remuneration paid to directors and officers of the Company during the year ended December 31, 2000 was approximately $1,395,000. This figure does not include business expenses reimbursed to such persons but includes approximately $55,000, which was set aside or accrued to provide pension, retirement or similar benefits and bonuses paid to Mr. Lior Zouker and other executives of the Company.

         Each member of the Supervisory Board who is not an employee of the Company or Leedan receives an annual fee of $10,000 and a fee for each Board or committee meeting attended of $1,000.

 C. Board practices

         ICTS has a Supervisory Board and a Management Board. The Supervisory Board has the primary responsibility for supervising the policies of the Management Board and the general course of corporate affairs and recommending the adoption of the annual financial statements of ICTS by its shareholders. The Management Board is responsible for the day-to-day operations of ICTS. Members of the Supervisory Board and the Management Board are appointed by the shareholders for a term of one year. Non-executive officers are appointed by and serve at the pleasure of the Management Board.

         The members of the Supervisory Board are Ezra Harel, Boaz Harel, Gerald Gitner, Savinoam Avivi, Michael Barnea, Menachem Atzmon, Amos Lapidot and Eli Talmor. Except for Menachem Atzmon and Eli Talmor, all members of the Supervisory Board have served in such capacity since January 1, 1996. Menachem Atzmon and Eli Talmor became members of the Supervisory Board in June 1999 and December 2000 respectively.

         The Supervisory Board currently has two committees: (i) an Audit Committee, whose members are Amos Lapidot, Savinoam Avivi, Menachem J. Atzmon, Gerald Gitner and Eli Talmor, (ii) and a Compensation Committee, whose members are Ezra Harel and Gerald Gitner. The Audit Committee is responsible for overseeing the Company's accounting, reporting and financial control practices. The Compensation Committee is responsible for overseeing directors' and executives' compensation plans and arrangements. The sole member of the Management Board is Lior Zouker.

         The Articles of Association of ICTS require at least one member for both the Management Board and the Supervisory Board, but do not specify a maximum number of members for such boards. The general meeting of shareholders determines the exact number of members of the Management Board and the Supervisory Board. Under the laws of the Netherlands and the Articles of Association, each member of the Supervisory Board and Management Board holds office until such member's resignation, death or removal, with or without cause, by the shareholders or, in the case of members of the Supervisory Board, upon reaching the mandatory retirement age of 72.

 D. Employees

         The Company employs approximately 7,000 people on a regular basis. During the summer months, when the Company's business reaches a seasonal high, approximately 250 additional employees are added. During the "off-season", the Company is engaged in recruiting and training these seasonal employees. Although the Company experienced a one-day work stoppage at certain of its locations in France in June 1997 and several days in July 1999, such work stoppage did not have a material adverse impact on the Company's operations or financial condition, and overall the Company believes that its relationships with employees are generally good.

         In the United States, approximately 1,050 employees of the Company serving in 16 locations, are unionized. Most of these unionized employees are skycaps and screeners.

 E. Share ownership.

         The following table sets forth the number of shares of common stock owned by all directors and executives of the Company as of February 28, 2001:

                                    NUMBER OF SHARES     PERCENTAGE

 Ezra Harel..................       3,599,443(1)           57.8%
 Menachem J. Atzmon..........       3,224,443(2)           53.4%
 Lior Zouker.................          470,000              7.5%
 Directors and Officers
 as a Group.................         4,069,443             65.3%

1 For purposes of United States Securities laws, Mr. Harel may be deemed to beneficially own Leedan's Common Shares by reason of his control of Leedan. This amount includes 375,000 Common Shares owned by Mr. Harel, 969,443 shares owned by companies controlled by Mr. Harel and Mr. Atzmon and 2,255,000 Common Shares owned by Leedan.

2 For purposes of United States Securities laws, Mr. Atzmon may be deemed to beneficially own Leedan's Common Shares by reason of his control of Leedan and 969,443 shares owned by companies controlled by Mr. Harel and Mr. Atzmon.

 Options Granted to Officers and Directors

 Name                          No.            Exercise             Expiration
------                      Options Granted   Price                   Date
                            ---------------   -------                -------
 Boaz Harel                 50,000            $ 5.00              August 2003

 Savinoam Avivi             12,000             10.75              December 2001
                            10,000              5.75              May 2003

 Michael Barnea             22,000              8.00              July 2002

 Gerald Gitner              12,000             10.75              December 2001
                            30,000              5.75              May 2003

 Amos Lapidot               12,000             10.75              December 2001
                            10,000              5.75              May 2003

 Eli Talmor                 12,000              8.75              November 2003

 Lior Zouker               120,000              8.00              December 2002
                           100,000              8.75              November 2003

 Albert Nissim               6,000             10.75              December 2001
 Joseph Yahav              100,000              5.00              August 2003
                            15,000              8.75              November 2003

 Stefan Vermeulen           25,000              6.37              February 2004

 Doron Zicher               25,000              7.50              April 2002
                            30,000              8.75              November 2003


 Options to Purchase Securities.

         In 1995, ICTS adopted a share option plan (the "1995 Equity Incentive Plan") pursuant to which 600,000 Common Shares were reserved for issuance upon the exercise of options to be granted to employees, consultants and members of the Supervisory Board of the Company. The Supervisory Board of ICTS has established a Compensation Committee consisting of Ezra Harel and Gerald Gitner to administer the option plan. Such committee is empowered, among other things, to designate the options, dates of grant and the exercise price of options. The options will be for one to five-year terms and will be non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

         As of February 28, 2001, ICTS has granted options to purchase 599,700 Common Shares, of which options to purchase 381,000 Common Shares have been granted to directors and executive officers of the Company as a group, at exercise prices ranging from $6.50 to $10.75 per share under the 1995 Equity Incentive Plan. These options vest over various terms, ranging from immediately to five years. Outstanding options expire at various times, but not later than December 2002. Of such granted options, 376,720 shares have expired

(including 170,000 to officers and directors) and 6,480 options have been exercised.

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

         The purpose of the Plan is to further the long-term stability, continuing growth and financial success of the Company by attracting and retaining key employees, directors and selected advisors through the use of stock incentives, while stimulating the efforts of these individuals upon whose judgment and interest the Company is and will be largely dependent for the successful conduct of its business. The Company believes that the Plan will strengthen these individuals' desire to remain with the Company and will further the identification of their interests with those of the Company's shareholders.

         The Plan provides that options to purchase up to 600,000 Common Shares of the Company may be issued to the employees and outside directors. All present and future employees shall be eligible to receive incentive awards under the Plan, and all present and future non-employee directors shall be eligible to receive non-statutory options under the Plan. An eligible employee or non-employee director shall be notified in writing, stating the number of shares for which options are granted, the option price per share, and conditions surrounding the grant and exercise of the options.

         The exercise price of shares of Company Stock covered by an ISO shall not be less than 100% of the fair market value of such shares on the date of grant; provided that if an ISO is granted to an employee who, at the time of the grant, is a 10% shareholder, then the exercise price of the shares covered by the incentive stock option shall not be less than 110% of the fair market value of such shares on the date of the grant. The exercise price of shares covered by a non-qualified stock option shall be not less than 85% of the fair market value of such shares on the date of the grant. The Plan shall be administered by the Compensation Committee.

         As of February 28, 2001, ICTS has granted options to purchase 387,000 Common Shares, all of which have been granted to directors and executive officers of the Company as a group, at exercise prices ranging from $5.00 to $8.75 per share under the Plan. These options vest over various terms, ranging from immediately to five years. Outstanding options expire at various times, but not later than November 2003. None of the options have expired and no options have been exercised.

 Item 7. Major Shareholders and Related Party Transactions

 A. Major Shareholders.

          The following table sets forth certain information regarding the beneficial ownership of the Common Shares of ICTS, as of the date of this Annual Report, by each person, other than officers and directors, who is known by ICTS to own beneficially more than 5% of the outstanding Common Shares:


                               Number of Shares         Percent of
                              Beneficially Owned       Class Owned

Leedan......................        2,255,000(1)         36.2%

Harmony ....................          679,443(2)         10.9%

Port of Rostock............           390,000(3)          6.3%
---------------------------
(1) Leedan, through wholly-owned subsidiaries, owns approximately 36.2% of the issued and outstanding Common Shares. Mr. Menachem J. Atzmon and Mr. Ezra Harel own, indirectly 100% of the outstanding shares of Leedan and may be deemed to control Leedan. Leedan, Mr. Atzmon and Mr. Harel may be able to appoint all the directors of ICTS and control the affairs of ICTS.

(2) Harmony owns approximately 10.9% of the issued and outstanding Common Shares. Harmony is owned equally by Mr. Atzmon's Family Trust and Harel Family Trust. Mr. Menachem J. Atzmon and Mr. Ezra Harel may be deemed to control these shares as joint managing directors of Harmony.

(3) Port of Rostock owns approximately 6.3% of the issued and outstanding Common Shares. Port of Rostock is fully controlled by Harmony. Mr. Menachem J.

Atzmon and Mr. Ezra Harel both are directors and executives of Port of Rostock and accordingly they may be deemed to control all of the outstanding shares of Port of Rostock.

B. Related Party Transactions.

           In December 2000 and January 2001, the Company, invested $500,000 in Omnivee. A principal of Omnivee is the son-in-law of Lior Zouker, Chief Executive Officer of the Company.

          In connection with the Company's investment in John Bryce, the Company in 2000 paid Leedan and one of its affiliates a fee of $170,000 in consideration for investment advisory services rendered by these companies.

          In July 2000, the Company in conjunction with ITA purchased 16 common shares of Ramasso from Leedan, a major shareholder of the Company, for $16,000 in cash and a loan of $500,000 to Ramasso by the Company at the rate of LIBOR plus 2%. When the Company exercised its option to acquire stock the loan was converted into equity.

          In July 2000, the Company issued a bank guaranty for $1,000,000 to Seebex as a substitute to another bank guaranty given by Ezra Harel, the Chairman of the Supervisory Board of the Company. In consideration for the guaranty the Company received 100,000 shares of Seebex common stock, representing 10% of Seebex's equity and the right to appoint 1/4 of Seebex's board of directors. Seebex has developed new software for building presence and messaging applications which creates a life community on a persons web server enabling visitors to communicate with each other.

          In October 2000, the Port of Rostock extended the Company a loan for $1.5 million. This loan was repaid in January 2001. Both Mr. Ezra Harel and Mr. Menachem Atzmon are principals and indirect majority shareholders of Rostock.

          In December 2000, In December 2000, the Company, pursuant to a Stock Subscription Agreement, exercised an option to purchase a total of 100 common shares of ITA for $600,000, representing 10% of the outstanding share capital of ITA. Ezra Harel and Menachem Atzmon, two of the major shareholders and members of the Supervisory Board of the Company indirectly are the major shareholders of ITA.

          In January 2001, as part of the sale of its European operations by the Company to Civas, the Company in exchange for services rendered by the members of the Supervisory Board and the executives in connection with the sale paid out the following:

NAME                AMOUNT

Ezra Harel          $1,800,000(1)
Boaz Harel          $  169,000(2)
Savinoam Avivi      $   18,000
Michael Barnea      $  225,000(3)
Gerald Gitner       $  118,000
Menachem  Atzmon    $  412,000(4)
Amos Lapidot        $   18,000
Lior Zouker         $1,080,000(5)
Albert Nissim       $   30,000
Joseph Yahav        $  500,000(6)
Doron Zicher        $  163,000(7)
Leedan              $1,000,000
-------------------

(1) This amount was due to Mr. Ezra Harel's agreement with the Company entered into June 1998 and was designated by him to be paid out to Leedan.

(2) In exchange for this cash payment Mr. Boaz Harel surrendered 16,667 of stock options held by him in the Company.

(3) Mr. Barnea designated Pinkhill Business Ltd, to receive this payment from the Company.

(4) Mr. Atzmon designated Leedan to receive this payment from the Company on his behalf.

(5) This amount was paid out pursuant to an employment agreement entered into between the Company and Mr. Zouker on December 28, 1995 which was renewed on December 12, 2000.

(6) In exchange for this cash payment Mr. Joseph Yahav surrendered 49,464 of stock options held by him in the Company.

(7) In exchange for part of this cash payment Mr. Doron Zicher surrendered 6,667 of stock options held by him in the Company.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

B. Significant Changes.

     On October 5, 2000 the Company signed an agreement with Civas, whereby Civas is to acquire in two stages, 100% of the shares of ICTS Europe, for a purchase price of $100 million U.S. dollars (subject to certain upward or downward adjustments as described above), in cash. As a first stage Civas acquired from the Company 45% of the outstanding shares in ICTS Europe for a payment of $45 million U.S. dollars in cash on January 3, 2001. The sale of the remaining 55% of shares in ICTS Europe held by ICTS is to be completed on December 31, 2003. The consideration for the purchase of those shares is to be adjusted in accordance with an agreed upon formula based on the results of operations of ICTS Europe during the Second Stage. The adjustment may not reduce the amount payable for those shares to less than $44 million or increase it to more than $66 million.

Item 9. The Offer and Listing

          N/A

Item 10. Additional Information

C. Material contracts

   For material contracts See "Item 8 - Financial Information, B.
Significant Changes".

D. Exchange controls

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

E. Taxation

          The following is a general discussion of the tax laws in the Netherlands as they relate to the operations of the Company and any holding of Company shares by its shareholders.

Taxes in the Netherlands

          The following is a summary of Netherlands tax consequences to a holder of Common Shares who is not, or is not deemed to be, a resident of the Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder") and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change, possibly on a retroactive basis. The summary does not address taxes imposed by the Netherlands and its political subdivisions, other than the dividend withholding tax, the individual income tax, the corporate income tax, the net wealth tax and the gift and inheritance tax. The discussion does not address the tax consequences under tax laws in any other jurisdiction besides the Netherlands.

Netherlands Dividend Withholding Tax

          ICTS currently does not anticipate paying any dividends in the foreseeable future. To the extent that dividends are distributed by ICTS, such dividends ordinarily would be subject, under the tax laws of the Netherlands, to a withholding tax at a rate of 25%. Dividends include distributions in cash or in kind, constructive dividends and redemption and liquidation proceeds in excess of, for the Netherlands tax purposes, recognized paid-in capital. Share dividends are also subject to the Netherlands dividend withholding tax, unless distributed out of the paid-in share premium of ICTS as recognized for tax purposes in the Netherlands.

         A non-resident Shareholder can be eligible for a reduction or a refund of the Netherlands' dividend withholding tax under a tax convention which is in effect between the country of residence of the shareholder and the Netherlands. The Netherlands has concluded such conventions with, among others, the United States, most European Community countries, Canada, Switzerland and Japan. Under most of these conventions, a dividend withholding tax in the Netherlands is reduced to a rate of 15% or less.

         Under the tax convention currently in force between the United States and the Netherlands (the "Treaty"), dividends paid by ICTS to an individual shareholder resident in the United States or a corporate shareholder organized under the laws of the United States or any State or territory thereof entitled to the benefits of the Treaty (each, a "U.S. Treaty Shareholder") are generally eligible for a reduction in the rate of the Netherlands' dividend withholding to 15%, unless such U.S. Treaty Shareholder has a permanent establishment in the Netherlands to which the Common
Shares are attributable.

         Generally, there is no dividend withholding tax applicable in the Netherlands on the sale or disposition of Common Shares to persons other than ICTS or its subsidiaries or affiliates. In case of sale or disposition of common shares to ICTS or any of its subsidiaries, the dividend withholding tax in the Netherlands may apply.

Income Tax and Corporate Income Tax in the Netherlands

         A non-resident Shareholder will not be subject to income tax and corporate income tax in the Netherlands with respect to dividends distributed by ICTS on the Common Shares or with respect to capital gains derived from the sale or disposal of Common Shares, provided that:

         (a) the non-resident Shareholder does not carry on a business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable; and

         (b) the non-resident Shareholder does not have a direct or indirect substantial interest or deemed substantial interest in the share capital of ICTS as defined in the tax code in the Netherlands or, in the event the non-resident Shareholder does have such a substantial interest, such interest forms part of the assets of an enterprise of that non-resident Shareholder; and

         (c) the non-resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than through ownership of securities or through employment, to which enterprise the Common Shares are attributable.

         Generally, a substantial interest in the share capital of ICTS does not exist if the non-resident Shareholder, alone or together with certain close relatives, does not own, directly or indirectly, 5% or more of the issued capital of any class of shares in ICTS, options to acquire 5% or more of the issued capital of any class of shares or certain profit-sharing rights. In case of a substantial interest claims the non-resident Shareholder has on ICTS may belong to such substantial interest. Non-resident Shareholders owning a substantial interest in ICTS may be subject to income tax upon the occurrence of certain events, for example when they cease to own a substantial interest.

         The above paragraph concerning substantial interest holders refers to tax legislation which became effective January 1, 1997 and January 1, 1998. Special rules may apply to non-resident Shareholders who owned a substantial interest or deemed substantial interest under the rules applicable before such dates and to non- resident Shareholders who own a substantial interest or deemed substantial interest as a result of modifications of the special tax regime for substantial interest holders as of such dates.

Net Wealth Tax in the Netherlands

         A non-resident Shareholder who is an individual is not subject to net wealth tax in the Netherlands with respect to the Common Shares, provided (i) the Common Shares are not an asset attributable to a resident enterprise or to a permanent establishment or a permanent representative of a non-resident enterprise, as well as the Common Shares are not an asset that comes of a co-entitlement other than being a shareholder, in such an enterprise. and (ii) the non-resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than through ownership of securities or through employment, to which enterprise the Common Shares are attributable. Corporations are not subject to net wealth tax in the Netherlands. Furthermore, the net wealth tax in the Netherlands was abolished on January 1, 2001.

Gift, Inheritance Tax and Transfer Tax Upon Gift or Death in the
Netherlands

         A gift or inheritance of Common Shares from a non-resident Shareholder will not be subject to gift, inheritance tax, and transfer tax upon gift or death in the Netherlands provided that:

         (a) (i) the Common Shares are not an asset attributable to a resident enterprise or to a permanent establishment or a permanent representative of a non-resident enterprise, as well as the Common Shares are not an asset that comes of a co-entitlement other than being a shareholder, in such an enterprise and (ii) the non- resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than through ownership of securities or through employment, to which enterprise the Common Shares are attributable.

         (b) the non-resident Shareholder has not been a resident of the Netherlands at any time during the ten years preceding the time of the gift or death or, in the event he or she has been a resident of the Netherlands in that period, the non-resident Shareholder is not a citizen of the Netherlands at the time of the gift or death; and

         (c) for purposes of the tax on gifts, the non-resident Shareholder has not been a resident of the Netherlands at any time during the twelve months preceding the time of the gift.

H. Documents on display

          All documents discussed herein are available for inspection at the Company's headquarters at ICTS International N.V., Biesbosch 225, 1181 JC Amstelveen, the Netherlands.

I. Subsidiary Information

         N/A

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - See Item 3 - D, Risk Factors; See Item 5. Operating and Financial Review and Prospects - A, Operating results - General; and See Item 10 - Exchange Controls.

Item 12. Description of Securities Other than Equity Securities

         N/A


                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

         N/A

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         N/A

                                    PART III

Item 17.          Financial Statements

                  See Item 18.




Item 18.          Financial Statements                                   Page

Report of Independent Auditors
Consolidated Financial Statements:
Consolidated Balance Sheets
Consolidated Statements of Operations
and Comprehensive Income
Consolidated Statements of Changes in
Shareholders' Equity
Consolidated of Statements of Cash Flows
Notes to Consolidated Financial Statements

Item 19.  Exhibits

         1.    Articles of Association of the Company.*
         2.    Specimen of the Company's Common Stock.*
* Incorporated by reference to the Company's 1999 annual report filed with the Commission on Form 20F.

                             ICTS INTERNATIONAL N.V.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


      Page
      F-2         Report of independent auditors Consolidated financial
                  statements:
   F-3 - F-4      Consolidated balance sheets
      F-5         Consolidated statements of operations and comprehensive income
      F-6         Consolidated statements of changes in shareholders' equity
   F-7 - F-8      Consolidated statements of cash flows
   F-9 - F-38     Notes to consolidated financial statements

                                          REPORT OF INDEPENDENT AUDITORS


To the Shareholders of
ICTS INTERNATIONAL N.V.

We have audited the accompanying consolidated balance sheets of ICTS International N.V. and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation, constitute approximately 10.7% of total consolidated assets as of December 31, 2000, and whose revenues included in consolidation constitute approximately 6.9% of total consolidated revenues for the year ended December 31, 2000. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2000 and 1999, and the consolidated results of its operations and comprehensive income, changes in shareholders' equity and the cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.




Tel-Aviv, Israel                                    Kesselman & Kesselman
   May 24, 2001                            Certified Public Accountants (Isr.)

                                              ICTS INTERNATIONAL N.V.
                                            CONSOLIDATED BALANCE SHEETS
                                                (US $ in thousands)


                                                                                         December 31,
                                                                                       2000         1999
                                      A s s e t s
       CURRENT ASSETS:
           Cash and cash equivalents (note 2c)                                       $  6,306      $  6,795
           Short-term investments  (note 3)                                             5,880         9,653
           Accounts receivable - trade                                                 30,331        24,214
           Other current assets                                                         6,335         2,565
                                                                                      -------       -------
                    T o t a l  current assets                                          48,852        43,227
                                                                                      -------       -------
       INVESTMENTS AND LONG-TERM RECEIVABLES:
           Investments in associated companies (note 5)                                 1,969         1,958
           Other investments and long-term receivables, net of current
              maturities (note 6)                                                       7,313         3,797
           Deferred income taxes (note 14)                                              3,168         1,338
                                                                                      -------       -------
                                                                                       12,450         7,093
                                                                                      -------       -------
       MINORITY INTEREST                                                                   63            98
                                                                                      -------       -------

       PROPERTY AND EQUIPMENT (note 7):
           Cost                                                                         6,046         7,584
           L e s s - accumulated depreciation                                           2,622         2,891
                                                                                      -------       -------
                                                                                        3,424         4,693
                                                                                      -------       -------
       GOODWILL, net of accumulated amortization of $ 3,091 in
           2000 and $ 2,070 in 1999 (note 2g)                                          12,759        14,175
                                                                                      -------       -------
       OTHER ASSETS AND DEFERRED CHARGES, net of
           accumulated amortization of $39 in 2000 and $31 in 1999                        227           236
                                                                                      -------       -------
                                                                                     $ 77,775      $ 69,522
                                                                                      =======       =======

                             ICTS INTERNATIONAL N.V.
                           CONSOLIDATED BALANCE SHEETS
                               (US $ in thousands)



                                                                                               December 31,
                                                                                             2000         1999
                             Liabilities and shareholders' equity
       CURRENT LIABILITIES:
           Short-term credit (note 8)                                                      $  3,237      $  3,118
           Current maturities of long-term loans (note 10)                                    8,200         1,851
           Accounts payable - trade                                                           3,123         4,169
           Accrued expenses and other liabilities (note 9)                                   21,065        15,129
                                                                                            -------       -------
                    T o t a l  current liabilities                                           35,625        24,267
                                                                                            -------       -------
       LONG-TERM LIABILITIES:
           Deferred income taxes (note 14)                                                      283           591
           Accrued severance pay (note 11)                                                    1,571         1,427
           Long-term loans, net of current maturities (note 10)                              12,821        14,951
                                                                                            -------       -------
                    T o t a l  long-term liabilities                                         14,675        16,969
                                                                                            -------       -------
       COMMITMENTS  AND CONTINGENT
           LIABILITIES (note 12)
                                                                                            -------       -------
                    T o t a l  liabilities                                                   50,300        41,236
                                                                                            -------       -------
       SHAREHOLDERS' EQUITY:
           Share capital -shares of common stock, par value 1 NLG: authorized -
             17,000,000 common hares; issued and outstanding - 6,571,480 shares on December 31, 2000 (6,569,480 on
             December 31, 1999)                                                               3,565         3,564
           Additional paid-in capital                                                        19,102        19,090
           Options (note 19)                                                                     45
           Retained earnings                                                                 15,685        14,765
           Cumulative other comprehensive loss                                               (9,147)       (7,358)
                                                                                            -------       -------
                                                                                             29,250        30,061
           Treasury stock - shares of common stock repurchased (322,611 at
             December 31, 2000 and on December 31, 1999) - at cost                           (1,775)       (1,775)
                                                                                            -------       -------
                    T o t a l  shareholders' equity                                          27,475        28,286
                                                                                            -------       -------
                                                                                           $ 77,775      $ 69,522
                                                                                            =======       =======

                     The accompanying notes are an integral part of the financial statements.
                                      F-4


                             ICTS INTERNATIONAL N.V.
         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                   (US $ in thousands, except per share data)

                                                                                        Year ended December 31,
                                                                                   2000           1999          1998

REVENUES                                                                        $ 147,364      $ 134,819      $ 64,130
COST OF REVENUES                                                                   131,540        118,915       54,109
                                                                                   -------        -------      -------
GROSS PROFIT                                                                        15,824         15,904       10,021
AMORTIZATION OF GOODWILL                                                             1,151            840          485
SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES                                                                        11,768         10,146        6,838
                                                                                   -------        -------      -------
OPERATING INCOME                                                                     2,905          4,918        2,698
INTEREST INCOME                                                                        733            960        1,149
INTEREST EXPENSE                                                                    (1,927)        (1,467)        (533)
EXCHANGE DIFFERENCES                                                                   851            691       (1,106)
OTHER INCOME (EXPENSES), NET (note 13)                                              (1,008)           (86)        (703)
                                                                                   -------        -------      -------
INCOME BEFORE TAXES ON INCOME                                                        1,554          5,016        1,505
TAXES ON INCOME  (note 14)                                                             737          2,645          837
                                                                                   -------        -------      -------
INCOME (LOSS) FROM OPERATIONS OF THE COMPANY
    AND ITS SUBSIDIARIES                                                               817          2,371          668
SHARE IN PROFITS OF ASSOCIATED COMPANIES -
    NET  (note 5b)                                                                     239             74          214
MINORITY INTERESTS IN LOSSES (PROFITS) OF
    SUBSIDIARIES                                                                        28             (2)
                                                                                   -------        -------      -------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF AN
    ACCOUNTING CHANGE                                                                1,084          2,443          882
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF
    AN ACCOUNTING CHANGE (note 2q)                                                                   (113)
                                                                                   -------        -------      -------
NET INCOME (LOSS) FOR THE YEAR                                                     $ 1,084        $ 2,330        $ 882
                                                                                   -------        -------      -------
OTHER COMPREHENSIVE INCOME (LOSS):
    Translation adjustments                                                         (2,516)        (4,262)       1,830
    Unrealized gains (losses) on marketable securities                                 727           (128)        (723)
                                                                                   -------        -------      -------
                                                                                    (1,789)        (4,390)       1,107
                                                                                   -------        -------      -------
COMPREHENSIVE INCOME (LOSS) FOR THE YEAR                                            $ (705)      $ (2,060)     $ 1,989
                                                                                   =======        =======       =====
EARNINGS PER SHARE (note 2k):
    Basic                                                                           $ 0.17         $ 0.37    $ 0.14
                                                                                   =======        =======      =======
    Diluted                                                                         $ 0.17         $ 0.37    $ 0.14
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



                                              ICTS INTERNATIONAL N.V.
                            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                      (US $ in thousands, except share data)


                                       Shares of Common                                               Accumulated
                                          Stock             Additional                                  other
                                       Number               paid-in       Options       Retained    comprehensive  Treasury
                                      of shares  Amount      capital     (note 19)      earnings    income (loss)    stock    Total
                                     --------- ----------  ----------    ---------      --------    -------------   -------   -----

BALANCE AT JANUARY  1, 1998           6,569,480   $ 3,564     $ 19,090                 $ 11,553      $ (4,075)               $30,132
CHANGES DURING 1998:
  Shares of common stock               (209,400)                                                                  $ (1,222)  (1,222)
repurchased
                                                                                                                             -------
  Comprehensive income:
    Net income                                                                              882                                  882
    Other comprehensive income
(loss):
      Translation adjustments                                                                           1,830                  1,830
      Unrealized losses on
      marketable
        Securities                                                                                       (723)                 (723)
                                                                                                                             -------
    Total comprehensive income                                                                                                 1,989
                                       --------   -------      -------                  -------       -------         -------  -----
BALANCE AT DECEMBER 31, 1998          6,360,080     3,564       19,090                   12,435        (2,968)        (1,222) 30,899
                                       --------   -------      -------                  -------       -------         ------- ------

CHANGES DURING 1999:
  Shares of common stock               (113,211)                                                                        (553)  (553)
repurchased
                                                                                                                            -------
  Comprehensive income (loss):
    Net income                                                                            2,330                                2,330
    Other comprehensive income
(loss):
      Translation adjustments                                                                          (4,262)               (4,262)
      Unrealized losses on
      marketable
        securities.                                                                                      (128)                 (128)
                                                                                                                              -----
    Total comprehensive loss                                                                                                 (2,060)
                                       --------   -------      -------                  -------       -------         ------ -------
BALANCE AT DECEMBER 31, 1999          6,246,869     3,564       19,090                   14,765     * (7,358)         (1,775) 28,286
                                       --------   -------      -------                  -------       -------         ------- ------
CHANGES DURING 2000:
  Stock options exercised                 2,000         1           12                                                            13
                                                                                                                               -----
   Option to service provider                                                  45                                                 45
(note 19)
                                                                                                                             -------
   Excess of cost over the book
value of
  equity acquired from Company's                                                                                               (164)
  shareholders                                                                            (164)
                                                                                                                             -------
  Comprehensive income:
    Net income                                                                            1,084                                1,084
    Other comprehensive income:
      Translation adjustments                                                                          (2,516)               (2,516)
      Unrealized gains on
      marketable
         securities                                                                                       727                    727
                                                                                                                             -------
    Total comprehensive loss                                                                                                   (705)
                                       --------   -------      -------    -------       -------       -------         ------  ------
BALANCE AT DECEMBER 31, 2000          6,248,869   $ 3,565     $ 19,102      $  45      $ 15,685     $ * (9,147)     $(1,775) $27,475
                                       ========   =======      =======    =======       =======       =======       =======  =======

* Composed as follows:
                                                                                December 31,
                                                                             2000          1999
    Cumulative translation adjustments                                      $ (9,032)     $ (6,527)
    Cumulative unrealized losses on marketable securities                       (115)         (831)
                                                                             -------       -------
                                                                            $ (9,147)     $ (7,358)
                                                                             =======       =======
The accompanying notes are an integral part of the financial statements.
                                      F-6

                                                                                                    (Continued) - 1
                                              ICTS INTERNATIONAL N.V.
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                (US $ in thousands)


                                                                                   Year ended December 31,
                                                                               2000         1999          1998
      CASH FLOWS FROM OPERATING ACTIVITIES:
          Net income for the year                                             $ 1,084       $ 2,330        $ 882
          Adjustments to reconcile net income to net cash
              provided by (used in) operating activities:
             Depreciation and amortization.                                     2,001         1,565          938
             Deferred income taxes                                             (2,111)         (410)        (628)
             Increase in accrued severance pay                                    239           282            1
             Capital loss (gain) on fixed assets                                 (137)           (7)           3
             Realized loss (gain) on marketable securities and
                exchange rate loss (gain) on loans                              1,673          (359)         118
             Write off of loans                                                                              410
             Exchange loss (gain) on long-term loans                             (460)          705
             Minority interests                                                   (28)            2
             Imputed interest income                                                             (1)          (8)
             Share in profits of associated companies                            (239)          (74)        (214)
             Changes in operating assets and liabilities:
                Accounts receivable                                            (6,622)       (7,668)      (1,513)
                Other current assets                                           (3,322)         (263)         195
                Accounts payable                                                  758           449          (94)
                Accrued expenses and other liabilities                          5,606         2,959          461
                                                                               ------        ------      -------
          Net cash provided by (used in) operating activities                  (1,558)         (490)         551
                                                                               ------        ------      -------
      CASH FLOWS FROM INVESTING ACTIVITIES:
          Purchase of time deposits and marketable securities                 (12,447)       (8,102)      (5,300)
          Proceeds from sale of short-term investments                         16,059         3,860        3,233
          Other investments                                                    (5,590)         (885)      (6,945)
          Proceeds from sale of other investments                                 116         1,763
          Purchase of equipment                                                (1,481)         (994)        (511)
          Short-term loans                                                                                  (600)
          Collection of short-term loans                                                                   1,436
          Acquisitions, net of cash acquired*                                     409            17          (38)
          Granting of loans to associated company (1998-investment)               (16)                      (205)
          Collection of long-term receivable                                       32
          Proceeds from sale of equipment                                         261            61           54
          Decrease (increase) in other assets                                      (6)            6          (45)
                                                                               ------        ------      -------
          Net cash used in investing activities                                (2,663)       (4,274)      (8,921)
                                                                               ------        ------      -------
      CASH FLOWS FROM FINANCING ACTIVITIES:
          Stock option exercised                                                   13
          Treasury stock - shares of common stock repurchased                                  (553)      (1,222)
          Long-term loan received                                              34,916         5,858        5,056
          Discharge of long-term loans                                        (29,806)       (1,136)        (289)
          Net increase (decrease) in short-term bank credit                    (1,483)          (52)       1,543
          Short-term credit received from related party                         1,625
                                                                               ------        ------      -------
          Net cash provided by financing activities                             5,265         4,117        5,088
                                                                               ------        ------      -------
      EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE
          RATES ON CASH AND CASH EQUIVALENTS                                   (1,533)       (3,831)         856
                                                                               ------        ------      -------
      DECREASE IN CASH AND CASH EQUIVALENTS                                      (489)       (4,478)      (2,426)
      BALANCE OF CASH AND CASH EQUIVALENTS
          AT BEGINNING OF YEAR                                                  6,795        11,273       13,699
                                                                               ------        ------      -------
      BALANCE OF CASH AND CASH EQUIVALENTS
          AT END OF YEAR                                                      $ 6,306       $ 6,795     $ 11,273
                                                                               ======        ======      =======







                                                                                                    (Concluded) - 2
                                              ICTS INTERNATIONAL N.V.
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                (US $ in thousands)


                                                                                    Year ended December 31,
                                                                                2000          1999          1998
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES - cash paid during the year for:
    Interest                                                                   $ 1,636       $ 1,239         $ 346
                                                                               =======       =======       =======
    Taxes on income                                                            $ 1,685       $ 2,563       $ 1,235
                                                                               =======       =======       =======
SUPPLEMENTAL DISCLOSURES OF NON-CASH
    INVESTING AND FINANCING ACTIVITIES:
    Sale (repurchase) of an investment in an associated company
       financed by a loan (see note 5a(2))                                                    $ (565)        $ 565
                                                                                             =======       =======
    Dividend receivable from associated company                                  $ 297         $ 317         $ 156
                                                                               =======       =======       =======

    Discharge (purchase) of fixed assets, not yet paid                         $ 1,700      $ (2,260)
                                                                               =======       =======
* Acquisitions, net of cash acquired (divestitures, net of
    cash sold) (see note 4):
    Assets and liabilities of the subsidiaries at date of
       acquisition (sale):
       Working capital, excluding cash and cash
           Equivalents                                                          $ (702)      $ 3,730        $ (129)
       Property, equipment and investments                                          47           474           (22)
       Other assets                                                                               15
       Long-term liabilities                                                                  (5,526)
       Deferred tax liabilities                                                                 (880)
       Accrued severance pay                                                       (10)
                                                                               -------       -------       -------
                                                                                  (665)       (2,187)         (151)
                                                                               -------       -------       -------
       Minority interest                                                            32           101
                                                                               -------       -------
       Increase in other investments                                                          (5,434)          189
                                                                                             -------       -------
    Excess of cost over fair market value upon acquisition                         224         7,503
                                                                               -------       -------

                                                                                $ (409)        $ (17)         $ 38
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



                                              ICTS INTERNATIONAL N.V.
                                           NOTES TO FINANCIAL STATEMENTS
                                                (US $ in thousands)

NOTE 1 - GENERAL:

             a.   Operations:

                  ICTS International N.V., including its subsidiaries and associated companies (collectively referred to herein as ("ICTS" or "the Company"), is a leading provider of enhanced aviation security services and until recently due to the sale of the European operations to CIVAS (as discussed below) provided such services primarily to the European operations of the major U.S. carriers. The Company's principal service for these clients is comprised of the implementation of passenger risk evaluation and classification procedures, generally described as "advanced passenger screening or APS." In Europe, the Company also provides other airport security services, such as the operation of check-points and held-baggage screening systems, and, to a lesser extent, certain aviation passenger handling services and certain general security services. In the United States, the Company provides airport services such as pre-departure screening, skycaps, wheelchair attendants, agents, guards, janitorial personnel, maintenance, ramp and shuttle services. The Company is also engaged in security consulting, training and auditing for airlines and airports in both the United States and Europe.

b.       Sale of  ICTS Europe Holdings B.V. ("ICTS Europe")

                  1)  On October 5, 2000 the Company signed an agreement with
                      Civil Aviation Security Services GmbH ("Civas"), whereby
                      Civas is to acquire in two stages, 100% of the shares of ICTS Europe Holdings B.V. ("ICTS Europe"), for a purchase price of US $100 million (subject to certain upward or downward adjustments as described below), in cash. As a first stage Civas acquired from the Company 45% of the outstanding shares in ICTS Europe for a payment of US $45 million in cash on January 3, 2001. The sale of the remaining 55% of shares in ICTS Europe held by ICTS is to be completed on December 31, 2003. The consideration for the purchase of those shares is to be adjusted in accordance with an agreed upon formula based on the results of operations of ICTS Europe during the period from January 1, 2001 until December 31, 2003 (the "Second
                      Stage"). The adjustment may not reduce the amount payable for those shares to less than US $44 million or increase it to more than US $66 million.

                       The net capital gain from the sale of the 45% interest is approximately U.S. $ 30 million which will be recorded in the first quarter of 2001.

                  2) Until June 30, 2000, each of ICTS Europe's subsidiaries remitted either royalty payments or management fees to ICTS under license agreements, according to which ICTS provided such companies with a license to utilize its expertise. Pursuant to an agreement dated October 5, 2000, ICTS granted ICTS Europe the right to use the know-how and the right to receive royalties and management fees from ICTS subsidiaries for no consideration, effective July 1, 2000.





                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)

NOTE 1 - GENERAL (continued):

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

             d.   Use of estimates in the preparation of financial statements

                  The preparation of financial statements in conformity with U.S. GAAP (as defined herein) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

             The significant accounting policies, applied on a consistent basis, except for the reporting on the cost of "start up" activities, as explained in (n) below, are as follows:

             a.   Functional and reporting currency

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

                  Gains or losses resulting from translation are included as a separate component of other comprehensive income. Cumulative translation adjustments are reflected in a separate component of shareholders' equity, under "other comprehensive income
                  (loss)"




                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             b.   Principles of consolidation

                  The consolidated financial statements include the accounts of ICTS and its subsidiaries. Significant inter-company accounts and transactions have been eliminated. Profits from inter-company transactions, not yet realized outside the Company, have also been eliminated.

             c.   Cash and cash equivalents

                  The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

             d.   Marketable securities and other investments:

                  1)   Marketable securities

                       Marketable securities, which are classified as available-for-sale securities, are stated at market value. The difference between the market value of those securities and their cost is recorded as a separate component of other comprehensive income. Government bonds held to maturity are carried at amortized cost.

                       Any decline in the fair market value of the securities that is not of a temporary nature is included in earnings as a realized loss.

                  2)   Other investments

                       Investments in less than 20%-owned privately-held companies are stated at cost. The Company's management evaluate its investments from time to time and recognize losses for decline in the value of these investments if necessary.

             e.   Investments in associated companies

                  Investments in associated companies are accounted for under the equity method.

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



                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):
             g.   Goodwill

                  Goodwill represents the excess of cost of acquisition of subsidiaries and associated companies over the fair market value of their identifiable net assets, at acquisition dates.
                  Goodwill is amortized by the straight-line method, primarily over 20 years, based on the businesses' established position in their industries.

             h.   Impairment in value of fixed assets

                  The Company evaluates impairment of long lived assets under the provisions of FAS No. 121 of the FASB, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." FAS 121 requires that long-lived assets, identifiable intangibles and goodwill related to those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under
                  FAS 121, if the sum of the expected future cash flows
                  (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss is recognized.

             i.   Treasury stock

                  Shares repurchased are presented as a reduction of shareholders' equity, at their cost, under "Treasury stock - common shares repurchased."

             j.   Revenue recognition

                  Revenue is recognized upon rendering of service.

             k.   Earnings per share ("EPS"):

                  1) Basic EPS is computed based on the weighted average number of shares of common stock outstanding during each year.

                  2) Diluted EPS is computed using the weighted average number of shares outstanding during the year, plus the incremental shares from the assumed exercise of options granted by the Company.





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

                  Deferred tax liabilities and assets are classified as current or non-current, based on the classification of the related asset or liability for financial reporting purposes, or according to the expected reversal date of the specific temporary differences, if not related to an asset or liability for financial reporting purposes.

                  Deferred taxes in respect of disposal of investments in subsidiaries and associated companies have not been taken into account in computing the deferred taxes, since, under the laws of Netherlands, such disposal of investments is tax exempt.
                  Deferred taxes have not been taken into account in respect of other companies ICTS has invest in other countries, as it is the Company's policy to hold these investments, not to realize them.

             m.   Concentrations of credit risks - allowance for doubtful accounts

                  Most of the Company's operations are in Europe, the U.S. and other countries and encompass servicing a large client base.
                  Accordingly, the Company's trade balances do not represent a substantial concentration of credit risks.

                  The allowance for doubtful accounts is determined for specific debts doubtful of collection. As of December 31, 2000 and 1999 the allowance was $ 445 and $ 82, respectively.

             n.   Reporting on the cost of "start up" activities

                  Commencing 1999, the Company has adopted Statement of Position
                  98-5, "Reporting on the Cost of Start Up Activities" (SOP
                  98-5). As a result, the reported pre-tax income decreased in 2000 by $ 910 (1999 - $ 565). The decrease on income relating to years prior to 1999 (pre-tax - $ 166 and after tax - $ 113) is presented in the 1999 income statement as "cumulative effect, at beginning of year, of an accounting change."







                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):


             o.   Recently issued accounting pronouncement

                  In June 1998, the FASB issued FAS 133, "Accounting for
                  Derivative Instruments and Hedging Activities." FAS 133 established accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. In June 2000, the FASB issued FAS No. 138 "Accounting for Certain Derivative
                  Instruments and Certain Hedging Activities", which addressed a limited number of implementation issues resulting from the application of FAS 133; FAS 138 should be adopted concurrently with FAS 133. The above Statements are collectively referred to as FAS 133.

                  In general, FAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at their respective fair market value. Any changes in the fair market value of any instruments are to be reflected as current profits or losses or other comprehensive profits or losses, depending upon whether the derivative is designated as a hedging instrument and what type of hedging relationship exits. FAS 133 is effective for companies reporting on a calendar year basis beginning January 1, 2001.


NOTE 3 - SHORT-TERM INVESTMENTS:

                                                                                                      December 31,
                                                                                                    2000         1999
       Time deposits, dollar-denominated bears 6 to 6.5% annual interest as of
        December 31, 2000                                                                        $ 5,252       $ 8,649
         Government bonds, held to maturity                                                           44             5
       Marketable securities                                                                         576           777
       Short-term loan from Advanced Maintenance Systems
        Ltd. ("AMS")                                                                                               108
       Current maturities of long-term receivables (see note 6)                                        8           114
                                                                                                    ------      ------
                                                                                                 $ 5,880       $ 9,653
                                                                                                    ======      ======


              As of December 31, 2000, time deposits and marketable securities of $ 4,650 are pledged as collateral for the Company's obligations to Bank of Hapoalim in Israel, and as collateral for short-term loans and third-party bank guarantees.



                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                              (US $ in thousands)

NOTE 4 - TRANSACTIONS REGARDING CERTAIN SUBSIDIARIES:

a.  In July  2000,  the  Company  purchased  51% of the  share  capital  of Eden
Services, SARL ("Eden") for $ 171. Eden provides catering services and security services during events. The purchase price of Eden exceeded the fair market value of its underlying net assets by an amount of $ 224, which was attributed to goodwill.

b. On March 13, 2000, the Company became aware that a contract for agent work in Chicago with its wholly-owned U.S. subsidiary, Service Service Inc. ("SSI"), would be terminated early in 2000. Remaining un-amortized goodwill of $ 392 in respect of this contract was written off and is included among the operating expenses.

c. During  2000,  the Company  established  two new  wholly-owned  subsidiaries:
Emerald Services ("Emerald") and ICTS HELLAS SA, which as of December 31, 200 had not yet commenced operations.

d. In December  1999 ICTS and Gilat  Communications  Ltd.  established  Aviation
Learning Network B.V. ("ALN"), in which ICTS has an 80.1% interest. ALN will provide Interactive Distance Training (IDL) solutions to the aviation industry, with a special focus on airline and airport operators' specific training needs in the US and Europe.

At the time of inception it was the intention of ALN to establish service centers in the US and Europe which would facilitate IDL services to specific customers, as well as provide generic courseware and training for airlines and airport operators.

e. On January 6, 1999, the Company acquired 80% of the shares of common stock of Huntleigh USA Corporation ("Huntleigh"), a company based in St. Louis, Missouri, for $ 5,395. The purchase price exceeded the fair market value of 80% of the tangible net assets of Huntleigh by approximately $ 7,503, which was allocated to goodwill.

On January 10, 2001 the Company  exercised  its option to purchase the remaining
20% of Huntleigh's outstanding shares for $ 1,900. The purchase price exceeded the fair market value of the remaining tangible net assets of Huntleigh by approximately $ 2,229, which was allocated to goodwill.

The following are certain unaudited pro forma combined statements of income data for the year  ended  December  31,  1998,  as if the  acquisition  of  Huntleigh occurred  on  January  1,  1998,  after  giving  effect to  purchase  accounting
adjustments,   including   amortization  of  goodwill  and  other   identifiable
intangible  assets.  The pro  forma  financial  information  is not  necessarily indicative  of the  combined  results  that  would  have been  attained  had the acquisition  taken  place  at the  beginning  of  1998,  nor  is it  necessarily indicative of future results.
                                                      Year ended December 31
                                                               1998
                                                        U.S. $ in thousands
                                                            (Unaudited)

                    Sales                                 $ 86,434
                                                           ======
                    Net loss                              $    485
                                                           ======
                    Basic earnings per share              $  (0.07)
                                                            ======
                    Diluted earnings per share            $  (0.07)
                                                             ======



                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES:

                a.  Composed and presented as follows:                                              December 31,
                                                                                                 2000           1999
                Investment in a 65% interest in Procheck International B.V. (PI)
                    (49% in 1999), including unamortized goodwill of $ 321 and
                    $166, as of December 31, 2000 and 1999, respectively (1)                     $ 710           $ 280
                Investment in a 37% interest in Demco Consultants Ltd.,
                    Including unamortized goodwill of  $ 597 and $ 721, as of
                    December 31, 2000 and 1999, respectively (2)                                   953           1,112
                Investment in a 33.33% interest in a joint venture "APS"(3)                                        566
                Investment in a 40% interest in Ramasso Holding B.V., (4)                          306
                                                                                                ------          ------
                                                                                               $ 1,969         $ 1,958
                                                                                                ======          ======


                  (1) In July 2000, ICTS exchanged its holdings in the joint venture mentioned in (3) below for 16% of PI, according to the book value of the investment in the joint venture on ICTS books. The value of that investment exceeded the fair market value of 16% of the net assets of PI by approximately $ 492, which was allocated to goodwill.

                         Although the Company holds 65% of the interests in PI, the investment is accounted for by the equity method since PI is jointly controlled and none of the shareholders holds exclusive control.

                  (2)    In August 1997, the Company acquired a 37% interest in
                         Demco Consultants Ltd. ("Demco"), a privately-held company based in Israel, for $1,199. The purchase price exceeded the fair market value of 37% of the net assets of Demco by approximately $805, which was allocated to goodwill. In January 1998, the Company sold 18% of
                         Demco to a related company for its carrying value -
                         $565 for U.S. dollar loan. On July 1, 1999 the Company repurchased the 18% of Demco for $565 for the abovementioned loan.

                  (3) In 1997, ICTS together with its associated company PI and AMS, signed an agreement to set up a joint venture in which each party would have a 33.33% interest (see 1 above).

(4) Rammaso Holdings B.V. ("Rammaso") together with ITA (see note 6) engaged in construction of educational and entertainment business in Rome. The investment is as follows:
                                                   December  31, 2000

         Investment  in 40% of the shares (a)           $ (194)
         Loan (b)                                          500
                                                        -------
                                                        $ 306
                                                        =======

                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

          (a) In July 2000, the Company acquired 40% of the outstanding shares of Rammaso for $ 16. Since the purchase was from the shareholders it is presented at book value.

          (b) The loan bears annual interest at LIBOR +1.5%.

b. Share in profits (losses) of associated companies included in the consolidated statements of operations includes amortization of goodwill of $ 246, $277 and $ 10 for the years 2000, 1999 and 1998, respectively.

c. Below is summarized financial data of PI, and Demco :

                  PI:
                  Balance sheet data:

                                                                                     December 31,
                                                                                  2000          1999
                    Current assets                                                $ 1,284      $ 1,541
                                                                                   ======       ======
                    Non-current assets                                           $    502     $    119
                                                                                   ======       ======
                    Current liabilities                                           $ 1,187      $ 1,428
                                                                                   ======       ======
                    Shareholders' equity                                         $    599     $    232
                                                                                   ======       ======


                  Operating results data:

                                                                                       Year ended December 31,
                                                                                  2000          1999          1998
                    Revenues                                                     $  2,628     $  2,248     $   1,910
                                                                                  =======      =======       =======
                    Gross profit                                                 $  1,530    $     941     $     710
                                                                                  =======      =======       =======
                    Net income                                                   $  1,178    $     614     $     471
                                                                                  =======      =======       =======




                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES  (continued):




                                                                                  December 31,
                                                                               2000          1999
                 Demco:
                 Balance sheet data:
                     Current assets                                          $  1,376      $  1,220
                                                                              =======       =======
                     Non-current assets                                     $     199     $     312
                                                                              =======       =======
                     Current liabilities                                    $     483     $     317
                                                                              =======       =======
                     Non-current liabilities                                $     130     $     159
                                                                              =======       =======
                     Shareholders' equity                                   $     962      $  1,056
                                                                              =======       =======



                 Operating results data:

                                                                                   Year ended
                                                                                  December 31,
                                                                               2000          1999
                     Revenues                                                $  1,909      $  2,463
                                                                              =======       =======
                     Gross profit                                           $     526     $     699
                                                                              =======       =======
                     Net income                                            $       38     $     114
                                                                              =======       =======




                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)


NOTE 6 - OTHER INVESTMENTS AND LONG-TERM RECEIVABLES:


                                                                                                     December 31,
                                                                                                  2000          1999
               Investments in start-up companies (a)                                             $ 3,109
                                                                                                 -------
                 Investment  in Pioneer Commercial Funding Corp. (b):
                 Bonds                                                                             1,056
                 5.4% interest                                                                       925           $77
                                                                                                 -------       -------
                                                                                                   1,981            77
                                                                                                 -------       -------

             Investment in a 4.03 % interest in Gilat Communications Ltd. (c)                        806
             Investment in a 7% (1999 - 9.3%) interest in Bilu Investments Ltd. (d)                  259           259
             Investment in ITA -International Tourist Attractions Ltd. (10%) (e)                     600
                                                                                                 -------       -------
                                                                                                   1,665           259
                                                                                                 -------       -------

             Long term loans:
                 To John Bryce Systems ("JBS"), net of current maturities  of $ 106)
                 (c)                                                                                             2,342
                 To former shareholder of JBS (f)                                                    334           891
                                                                                                 -------       -------
                                                                                                     334         3,233
                                                                                                 -------       -------
             Long-term receivables (g)                                                               138           150
                                                                                                 -------       -------
             Severance pay fund                                                                       86            78
                                                                                                 -------       -------
                                                                                                 $ 7,313       $ 3,797
                                                                                                 =======       =======



                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)

NOTE 6 - OTHER INVESTMENTS AND LONG-TERM RECEIVABLES (continued):

(a)      Investments in start up companies:


                                                                                    December 31, 2000
                                                                               Percentage of
                                           Name of company                       holdings              $
                            YCD Multimedia Ltd.                                      2.35                266
                            Activum Inc.                                             0.76              1,000
                            Omnivee Inc.(1)                                         20.00                 50
                            Security Village Ltd.(2)                                                   1,000
                            Global Digital Media.com, Inc.(3)                        4.66                926
                             Seebex Inc.(4)                                                                -
                                                                                                     -------
                                                                                                      $3,242
                            L e s s - current maturities of the loan                                    (133)
                                                                                                     -------
                                                                                                      $3,109
                                                                                                     =======


                          (1) Temporary interest. After December 31, 2000 ICTS
                              invested another $450 for 1,500 shares of common stock of Omnivee Inc.

                          (2) The amount of equity participation of the Company
                              is to be determined at a later date depending on certain events affecting Security Village.

                          (3) Includes a loan of $400 bearing interest of 12%
                              per annum. As of December 31, 2000, the loan was scheduled to be repaid in equal quarterly installments until August 2003.

                          (4) ICTS provided a guarantee of $ 1000 to Seebex Inc.
                              in consideration for 100,000 ordinary outstanding shares in that company (10% of its share capital) and for 251 management shares in that company.

              (b)   Investment  in Pioneer Commercial Funding Corp.( "Pioneer"):

                         1) In January 2000, ICTS acquired a $ 1,000 debenture of Pioneer, bearing 10% interest per annum. Pioneer is a publicly held company, the securities of which are traded on the NASDAQ Over the Counter Bulletin Board. The debenture is due in November 2004, and its repayment is guaranteed by Leedan Business Enterprise Ltd ("Leedan"), a primary shareholder of ICTS (see note 12).

                           2)  In March 1998, ICTS acquired a 5.4% interest in
                               Pioneer from Leedan International Holding B.V, a subsidiary of Leedan for $ 750, representing the fair market value on that date.





                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)
NOTE 6 - OTHER INVESTMENTS AND LONG-TERM RECEIVABLES (continued):


                    (c)   Investment  in Gilat Communications Ltd. ("Gilat"):

                           ICTS lent $2,915 to AMS and JBS, Israeli companies
                          under common control (hereinafter together - "John
                          Bryce"). ICTS also acquired, for $ 500, a ten-year zero-coupon bond of John Bryce, with a face value at maturity of $ 1,062. ICTS has also been granted a four-year option to purchase a 51% equity interest in John Bryce. Costs of $ 281, related to the agreements, have been reported as part of the loan and bond balances.

                           In January 2000, ICTS exercised its option to
                          purchase a 51% equity interest in John Bryce for approximately $ 2,700. ICTS subsequently sold all of its shares in JBS to Gilat. In exchange for its shares in JBS, ICTS received 388,189 registered common shares of Gilat. As a result of this transaction, ICTS recorded income of $ 6,827 (see note 13).

                          In conjunction with the above, ICTS entered into certain agreements with other shareholders of JBS who exchanged their shares for shares of Gilat, pursuant to which ICTS acquired 14,647 additional shares in Gilat from them and obtained an option to purchase
                          113,796 shares of Gilat (mainly relating to the pledged shares of JBS, for $ 13.2 to $ 14.5 per share).The option will expire on December 31, 2001.

                          Gilat shares held by the company are pledged as collateral for bank loans.

                    (d)   Investment in Bilu Investments Ltd.

                          Bilu Investments Ltd. ("Bilu") is a privately held company based in Israel. ICTS acquired the shares in that company from Rogosin Development and Holding Ltd.
                          ("Rogosin"), an affiliated company of Leedan. Rogosin and Leedan held another 24% interest in Bilu. ICTS has guaranteed $ 2,516 of Bilu's obligations, of which $
                          1,553 is on behalf of Leedan and Rogosin.

                   (e)   Investment in ITA -International Tourist Attractions
                         Ltd. ("ITA")

                          In December 2000, the company exercised an option to purchase a total of 100 common shares of ITA. ITA is engaged in the educational, entertainment business operating (see note 5a.4)

                    (f)   Loan to former shareholder of JBS

                          The borrowers pledged to ICTS 54,324 shares of Gilat and the right to purchase 54,324 shares of common stock of Gilat (hereinafter together - "the pledged shares"). ICTS had a "call" option to purchase the pledged shares for up to $ 1,575. Since the pledged shares value decreased, the loan, which is non-recourse, was written down to the fair market value of the pledged shares.


                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)
NOTE 6 - OTHER INVESTMENTS AND LONG-TERM RECEIVABLES (continued):

                    (g)   Long-term receivable

                          Represent a restructured trade receivable, denominated in French francs which is presented net of discount of $32 and $42 at December 31, 2000 and 1999 respectively and net of current maturity of $ 8.
 The receivable does not bear interest; accordingly, it has been discounted at the rate of 5%.

NOTE 7 - PROPERTY AND EQUIPMENT:

             a.   Property and equipment are composed as follows:

                                                                                               December 31,
                                                                                            2000           1999
                     Cost:
                        Equipment and facilities                                         $   3,223       $   4,674
                        Vehicles                                                               458             396
                        Apartments and leasehold improvements                                  607             912
                        Office furniture and equipment                                       1,758           1,602
                                                                                           -------         -------
                                                                                             6,046           7,584
                     Less - accumulated depreciation                                        (2,622)         (2,891)
                                                                                           -------         -------
                                                                                          $  3,424        $  4,693
                                                                                           =======         =======


b.       Depreciation expense totaled $844, $723 and $466 in 2000, 1999 and 1998 respectively.

c.       A portion of the Company's equipment is pledged as collateral for bank loans.

NOTE 8 - SHORT-TERM CREDIT:

             Short-term credit, classified by currency and interest rates, is composed as follows:

                                                                   Interest rate
                                                                           As of
                                                                 December 31,            December 31,
                                                                     2000              2000          1999
              ICTS:                                                    %
                                                                       -
                In dollars                                         LIBOR*+1%        $  1,400        $  2,621

                In other currencies


              Subsidiaries:
                In pounds sterling                                      9.0%               8             491
                In new Israeli shekels                                                   199
                In other currencies                                                        5               6
                                                                                     -------         -------
              Total short-term bank credit (a)                                         1,612           3,118
              Short-term credit from related party (b)                                 1,625
                                                                                     -------         -------
                                                                                     $ 3,237         $ 3,118
                                                                                     =======         =======


             * As of December 31, 2000, the dollar LIBOR was 6.6.%.


                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)


NOTE 8 - SHORT-TERM CREDIT (continued):


a. Pursuant to the agreement with a bank, ICTS has undertaken not to transfer or pledge more than 50% of its assets on a consolidated basis. ICTS has also undertaken further covenants, including maintenance of certain financial ratios and other restrictions
                        (inter-alia as to the minimum tangible net worth, as defined by the agreement, and its ratio to total assets), as stipulated by the agreement.

b.       Short-term credit from related party

                  In October 2000, ICTS received a loan from Seehfen
                  Rostock Umschlagsgesellshaft mbH ("Port of Rostock"), a related party. The loan is linked to the Euro and bears annual interest at 10%. The loan was repaid in January 2001.


NOTE 9 - ACCRUED EXPENSES AND OTHER LIABILITIES:


                                                                                               December 31,
                                                                                            2000           1999
              Payroll and related liabilities                                             $ 11,769        $ 10,093
              Taxes to government institutions, including taxes payable                      4,101           2,773
              Related parties                                                                1,449             331
              Accrued expenses and other                                                     3,746           1,932
                                                                                           -------         -------
                                                                                          $ 21,065        $ 15,129
                                                                                           =======         =======



NOTE 10 - LONG-TERM LOANS:

              a.
                                                                                               December 31,
                                                                                            2000           1999
                     Banks and financial institutions                                     $ 20,661        $ 16,321
                     Other                                                                     360             481
                                                                                           -------         -------
                                                                                            21,021          16,802
                     Less - current maturities                                              (8,200)         (1,851)
                                                                                           -------         -------
                                                                                         $  12,821       $  14,951
                                                                                           =======         =======

                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)


NOTE 10 - LONG-TERM LOANS (continued):

              b.    The long-term  loans, classified by currency and interest rates, are as follows:

                                                                  Interest rate as of
                                                                     December 31,        -----------------------------
                                                                                                 December 31,
                                                                         2000                2000            1999
                       ICTS - in dollars**                             LIBOR*+1%           $   7,529      $   4,706
                       Subsidiaries:
                         In dollars                                    7% - 8.5%              12,750         11,003
                         In Italian lire                                 7.0%                    135            263
                         In German marks                                 5.25%                   480            694
                         In pounds sterling                                                                  100
                         In Euro                                         9.0%                     68
                         In other currencies                                                      59             36
                                                                                             -------        -------
                                                                                            $ 21,021       $ 16,802
                                                                                             =======        =======


                  *   As of December 31, 2000, the dollar LIBOR was 6.6 %.

                  ** A long-term bank loan in an amount of $ 3,529 extended to
                     ICTS by a bank is secured by a negative pledge agreement with a bank. Pursuant to that agreement, ICTS has undertaken not to create, or permit to exist, any pledge or charge or any security interest over any of its present or future assets or services. ICTS further covenants to aim certain financial ratios and impose other restrictions (inter alia - as to the minimum of shareholders' equity and its ratio to total assets), as stipulated by such agreement with bank of Hapoalim. The
                     Company did not comply with the terms of these covenants and intend to repay the loan during 2001.

                     Loans in an amount of $ 4,000 are secured by Gilat shares held by the Company (see note 6c).

              c.  The long-term loans  (net of current maturities) mature in the following years:

                      2002                                                                      $ 39
                      2003                                                                       177
                      2004                                                                         3
                      2005                                                                         3
                      2006 and thereafter                                                         12
                      Repayment date not fixed but not before January 2002.                   12,587
                                                                                              -------
                                                                                             $ 12,821
                                                                                              =======

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


NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES:


              a. The Company leases premises under long-term leases, in most cases with renewal options. Lease expenses for the years ended December 31, 2000, 1999 and 1998 were $ 1,177, $
                    1,108, and $ 1,300, respectively.

                    Future minimum lease payments under long-term leases, as of December 31, 2000, are as follows:

                                               $
                     2001                      1,148
                     2002                        836
                     2003                        745
                     2004                        646
                     2005                        552
                                             -------
                                               3,927
                                             =======

              b.  Restrictions on operations:

                  1) The Company is restricted in its operations by the terms of an agreement with an associated company. Pursuant to the agreement, the Company may not provide security services in the Netherlands, other than through the associated company.

                  2)Pursuant to the terms of its arrangement with ICTS Global
                    Security (1995) Ltd. ("Global Security"), the Company may not provide general security services in Latin America, Turkey or the former Soviet Union. Global Security may not provide aviation security services anywhere in the world or general security services in Western Europe. In addition, the Company and Global Security have agreed that each company will offer the other the right to participate in any general security service projects in North America it secures. Global Security is an Israeli company in which a minority interest is owned by an executive of ICTS and by a member of the supervisory board of ICTS.


                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)


NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):


          c. On December 28, 1995, the Company entered into an employment contract with Lior Zouker, its Chief Executive Officer and a member of its Management Board, pursuant to which the Company agreed to employ
          Mr. Zouker in those capacities for a 30 month term. The contract was extended on November 25, 1997 and again renewed on December 12, 2000 for a period of three years each. Pursuant to such contract, Mr.
          Zouker is entitled to a bonus which is calculated as a percentage of net income of ICTS.

          d. On June 15, 1998,  the Company  entered into an agreement  with Mr.
          Ezra Harel providing for the following arrangement:  (i) Mr. Harel for his services to the Company, receives a compensation of $120,000 on an annual basis;  and (ii) a special  annual bonus of 5% of the Company's
          (a) capital gains, net of capital losses,  net of taxes,  derived from
          extraordinary   capital  transactions  (defined  as  any  transactions
          consummated  by the Company  which are not in the  Company's  ordinary course of business which  generate  capital gains or capital losses to the Company),  and (b) realized  gains,  net of realized losses (other than interest income and expenses and/or exchange rate differentials), net of taxes,  derived from either  transactions in traded  securities
          and/or  other  extraordinary  financial   transactions,   if  any,  as
          reflected  in the  Company's  annual  audited  consolidated  financial statements.

          e. As a provider of security  services,  the Company  faces  potential
          claims  in  the  event  of  any  successful   terrorist  attempt,   in
          circumstances  associated with the Company.  Any such claim may be for amounts far  exceeding the  financial  capability of the Company.  The
          Company   maintains   insurance   coverage   against  such   potential
          liabilities.

          f. During 1997, the Company procured bank guarantees of various debt obligations of a third party, arising from such party's trading in commodities in Eastern Europe. On December 31, 1999, these guarantees totaled $ 1,891. On December 31, 2000, these guarantees were fully released. In connection with the release of guarantees during the year
          2000, the Company purchased, from unaffiliated parties, a $ 1,000 debenture bearing interest of 10% per annum, due November 26, 2004, issued by Pioneer. This debenture is guaranteed by Leedan, a major shareholder of the Company. In addition, under the same agreement, the Company provided a bank guarantee of $ 400, valid for a period of 18 months, to an unaffiliated company.

          g. In August 1997, ICTS signed an agreement with John Bryce, which granted ICTS exclusive marketing rights for an airline operations control system and an aircraft maintenance management system developed by John Bryce. In consideration for these rights, ICTS paid John Bryce
          $ 25 and guaranteed $ 225 in obligations of John Bryce.

          h. As mentioned in note 6d, ICTS guaranteed $ 2,516 in debt obligations of Bilu Investments Ltd, of which $ 1,553 is on behalf of Leedan and Rogosin.

          i. ICTS guaranteed up to $ 15,000 (principal amount) of a loan agreement of its subsidiary - Huntleigh (see note 4a). As of December
          31, 2000,  the total  amount of the loan  (including  interest)  was $
          12,700.


                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)
NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):


          j. Huntleigh was served two grand jury subpoenas to produce documents relating to its operation in Philadelphia airport. The records include:

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

                  Prior to the subpoenas, the Federal Aviation Administration
                  (FAA) seized personnel documents of Huntleigh Philadelphia employees without a subpoena. On May 27, 1999, Huntleigh submitted documents in response to the second subpoena.
                  Huntleigh's attorneys were informed by the U.S. Attorney that six of its Philadelphia employees would be subpoenaed to testify before the grand jury, but to the best of Huntleigh's attorneys' knowledge, that has not yet occurred. The U.S.
                  Department of Transportation had contacted one of the former employees requesting that she supply certain information to the department about the incidents subject to the grand jury investigation. According to Huntleigh's attorneys, this individual has not yet supplied any information to the Department of Transportation.

NOTE 13 - OTHER INCOME (EXPENSES):

                                                                                          Year ended December 31,
                                                                                     2000           1999          1998
                Realized gain from sale of investment JBS                           $ 6,827
                Write off of investment in Gilat *                                   (7,627)
                Write off of loans **                                                  (564)                        $(410)
                Other                                                                   356            $(86)         (293)
                                                                                   --------       --------    --------
                                                                                   $ (1,008)           $(86)       $ (703)
                                                                                   ========       ========    ========


              * Due to the substantial decline in the market value of Gilat's shares, as of December 31, 2000 and hereafter, the Company's management made inquiries as to Gilat's financial condition.
                  Management of the Company is of the opinion that there is a possibility that Gilat will recover from its present difficulties. Nevertheless, due to the uncertainty as to Gilat's recovery in the near future, the Company decided to write down its investment in Gilat's shares. An impairment loss in the amount of $ 7,627 was recorded in the statement of income (loss) for the year ended December 31, 2000.

              ** In 2000 ICTS had to write off the loan to a former shareholder in John Bryce- see note 6f. In 1998, ICTS made four loans, amounting to $ 410, to Trainsoft. The loans were denominated in U.S. dollars and bore an annual interest of 6%. Each of the loans was to be repaid after twelve months. Management decided to write off these loans due to Trainsoft's financial difficulties and the absence of any collateral.



                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)

NOTE 14 - INCOME TAXES:

              a. Each subsidiary of ICTS is subject to taxation according to the tax rules applying with respect to its place of incorporation or residency. ICTS is incorporated under the laws of The Netherlands and is, therefore, subject to the tax laws of The Netherlands. Intercompany payments are subject to withholding taxes at varying rates according to their nature, country of incorporation or residency of the payer.


              b.  Deferred taxes:

                  1)   Deferred tax assets have been computed in respect of the following:

                                                                                         December 31,
                                                                                       2000          1999
                          Carryforward losses                                       $    750        $    947
                          Asset deductible for tax only                                2,118
                          Severance pay                                                  665             378
                          Cash to accrual adjustments                                   (283)           (591)
                          Other                                                           10             159
                                                                                     -------         -------
                                                                                     $ 3,260        $    893
                          Less -valuation allowance                                      300
                                                                                     -------         -------
                                                                                     $ 2,960         $  893
                                                                                     =======         =======
                  2)   Deferred taxes are presented in the balance sheets
                          as follows:
                          Among other current assets                                 $    75        $    146
                          Among investments and long-term receivables                  3,168           1,338
                          Among long-term liabilities                                   (283)           (591)
                                                                                     -------         -------
                                                                                   $   2,960         $   893
                                                                                     =======         =======

              c.  Income (loss) before taxes on income is composed as follows:

                                                                                      Year ended December 31
                                                                                2000           1999            1998
                      ICTS and subsidiary in The Netherlands                 $  (1,903)       $  1,145      $  (1,436)
                     Subsidiaries outside of The Netherlands                     3,457           3,871          2,941
                                                                               -------         -------        -------
                                                                              $  1,554        $  5,016       $  1,505
                                                                               =======         =======        =======



                                             ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)

NOTE 14 - INCOME TAXES (continued):
              d.  Taxes on income included in the income statements:
                                                                                               Year ended December 31,
                                                                                          2000           1999          1998
                     Current:
                         In The Netherlands                                                $ 491       $     156    $       28
                         Outside of The Netherlands                                        2,357           2,899         1,437
                                                                                         -------         -------       -------
                                                                                           2,848           3,055         1,465
                                                                                         -------         -------       -------
                     Deferred:
                         In The Netherlands                                               (1,656)            262          (612)
                         Outside of The Netherlands                                         (455)           (672)          (16)
                                                                                         -------         -------       -------
                                                                                          (2,111)           (410)         (628)
                                                                                         -------         -------       -------
                                                                                          $  737       $   2,645      $    837
                                                                                         =======         =======       =======

              e.  The Company's  effective  income tax rate differs from The Netherlands  statutory rate of 35% due to the following:
                                                                                               Year ended December 31,
                                                                                          2000           1999          1998
                      Income before taxes and equity in results of
                          associated companies                                         $   1,554       $   5,016    $    1,505
                                                                                         =======         =======       =======
                      Statutory tax rate                                                      35%             35%           35%
                                                                                         =======         =======       =======
                      Expected tax at statutory rate                                     $   544       $   1,756    $      527
                      Reconciliation for earnings taxed at different rates                   202             505           206
                      Expenses not deductible for tax purposes, principally
                          goodwill and impairment of securities                            3,398             554           205
                      Non-taxable income                                                  (2,451)           (123)         (115)
                      Deferred taxes that were not provided                                  300
                      Tax assets deducted for tax only, net                               (1,165)
                      Reversal of valuation allowance                                                                      (27)
                      Other                                                                  (91)            (47)           41
                                                                                         -------         -------       -------
                      Income taxes                                                        $  737        $  2,645    $      837
                                                                                         =======         =======       =======

              f.  Carry-forward tax losses

                  The Company has carry-forward tax losses as of December 31, 2000 in the amount of approximately $ 2,367, of which $ 1,758 can be utilized indefinitely.

NOTE 15 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
             a.   Fair market value of financial instruments:

                  1) Based on borrowing rates currently available to the Company for bank loans with similar terms and maturities, the fair market value of the Company's short-term and long-term debt approximates the carrying value.
                       Furthermore, the carrying value of other financial instruments potentially subject to valuation risk
                       (principally consisting of cash and cash equivalents, time deposits and marketable securities, accounts receivable and accounts payable) also approximates fair market value. Certain financial instruments, included in other investments, do not have quoted market prices and, accordingly, a reasonable estimate of fair market value could not be made without incurring excessive costs.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)
NOTE 15 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):
2) The Company guarantees debts of third parties (notes 6 and 12). Due to the absence of any market for these financial instruments, the Company does not believe it is practicable to estimate their fair market value.

             b.   Risk management
1)                    The Company operates in Europe, the United States of
                      America and other countries, which gives rise to exposure to market risks in foreign exchange rate fluctuations. The
                      Company does not utilize derivative financial instruments to reduce these risks.

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

                  2) At December 31, 2000, two major customers accounted for 24%
                     of accounts receivable (at December 31, 1999, four major customers accounted for 46% of accounts receivable). For the years ended December 31, 2000, 1999 and 1998, sales to major customers (constituting 10% or more of the Company's consolidated revenues) amounted to 25%, 50% and 44% of revenues, respectively, as set forth below:

                                                                        Year ended December 31
                                                                     2000         1999        1998
                                                                     (% of consolidated revenues)
                  Customer A                                         15%          16%          17%
                  Customer B                                         10%          14%          16%
                  Customer C                                                      10%          11%
                  Customer D                                                      10%


                  3) The Company's financial instruments exposed to
                     concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable, short-term investments, (see note 3), and long-term receivables (see note 6). The Company places its cash and cash equivalents and time deposits with high quality credit institutions.
                     The Company provides normal trade credit, in the ordinary course of business, to its customers. Based on past experience and the identity of its current customers, the Company believes that its accounts receivable exposure is limited.

                  4) The Company guarantees debts of third parties, as discussed in notes 6 and 12. Regarding these guarantees, the Company does not believe exposure to loss is likely.


                                          ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)
NOTE 15 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):
                  5) The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic or political instability and trade restrictions), any of which could have a significant negative impact on the Company's ability to deliver its services on a competitive and timely basis and on the results of the Company's operations. Although the Company has not encountered significant difficulties in connection with the sale or provision of its services in international markets, future imposition of, or significant increases in, the level of trade restrictions (especially those involving the ability of US carriers to land at foreign airports) or economic or political instability in the areas where the Company operates, could have an adverse effect on the Company. For example, the Company currently provides services at several airports in the former Soviet Union.
                     The Company's ability to continue operations in the former
                     Soviet Union may be adversely affected by future changes in legislation or by changes in the political environment in the former Soviet Union.


NOTE 16 - SEGMENT INFORMATION

              The Company adopted FAS131, which sets out disclosure and reporting requirements in respect of segments.

              The Company's operations involve a single business segment, providing personnel and consulting services in aviation and general security.

              a.    Geographic information

                    The following is a summary of revenues and long-lived assets by geographic area:

                    1) Revenues - attributed to countries based on where the services were rendered:

                                                                                     Year ended December 31,
                                                                                2000          1999           1998
                        Germany                                                  $ 15,798     $ 17,096        $ 12,839
                        France                                                     16,344       16,991          14,018
                        United Kingdom                                             26,179       22,389          17,757
                        Italy                                                       7,035        5,737           5,218
                        United States                                              66,836       58,728
                        Other                                                      15,172       13,878          14,298
                                                                                  -------      -------         -------
                        Total                                                   $ 147,364    $ 134,819        $ 64,130
                                                                                  =======      =======         =======





                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)
NOTE 16 - SEGMENT INFORMATION

                    a. The Company's long-lived assets and investments in
                       associated companies, net of accumulated depreciation and amortization, are located in the following geographical areas:

                                                                                          December 31,
                                                                                2000          1999           1998
                        The Netherlands                                        $ 3,257         $ 4,252         $ 1,149
                        Germany                                                     72             680             816
                        United Kingdom                                             508             414             411
                        United States                                              773             648
                        Other                                                      947             658             673
                                                                               -------         -------         -------
                        Total                                                  $ 5,557         $ 6,652         $ 3,049
                                                                               =======         =======         =======


                    b.   As to the Company's major customers, see note 15.

NOTE 17 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

                    a.     Revenues from, and expenses to, related parties:
                                                                                        Year ended December 31,
                                                                                   2000           1999          1998

                    Revenues                                                    $     240       $     94     $      61
                                                                                  =======        =======       =======
                    Cost of revenues                                            $     287        $   556     $      13
                                                                                  =======        =======       =======
                    Selling, general and administrative expenses                $     142        $   170     $      68
                                                                                  =======        =======       =======
                    Interest income                                               $   136        $   203
                                                                                  =======         ======

                    b.     Balances with related parties:

                                                                                        December 31,
                                                                                     2000           1999
                    Other current assets                                          $    784        $    495
                                                                                   =======         =======
                    Short-term investments                                                        $    108
                                                                                                   =======
                    Short-term liabilities                                      $    1,625
                                                                                   =======
                    Other investments and long-term liabilities                                    $ 2,448
                                                                                                   =======
                    Accrued expenses and other liabilities                      $    1,449        $    331
                                                                                   =======         =======

              c. Leedan provides the Company with certain management, administrative, consulting and advisory services, as well as advice and assistance with respect to potential acquisitions and investor relations. Such services are provided on an ad-hoc basis as authorized by the ICTS Supervisory Board. In
                  2000, the Company recorded an expense of $ 170 to Leedan and its affiliate for such services.






                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
(US $ in thousands)


NOTE 17 - RELATED PARTIES TRANSACTIONS AND BALANCES (continued):

              d. In 1996, ICTS, through one of its subsidiaries, entered into a verbal agreement with another company, according to which that company receives 7.5% commissions out of a portion of the income from a general security project. One of the members of the Supervisory Board of ICTS was, until 1998, a major shareholder of the abovementioned company.

              e.  On October 5, 2000, ICTS, ICTS Europe and Fair Take Automated
                  Profiling Systems Ltd. ("APS", a company controlled by PI; see note 5) entered into an agreement pursuant to which ICTS shall provide services in respect of passenger profiling to ICTS
                  Europe subsidiaries and their clients. This agreement is for ten years commencing January 1, 2001. According to this agreement ICTS is committed to pay to APS $200 for every new client which utilize the APS's product.

                  APS also granted ICTS Europe and its subsidiaries a non-exclusive non-transferable royalty-free perpetual license to use the automated profiling system software in the ordinary course of its business for a consideration stipulated in the agreement.

f.       Regarding options granted by ICTS to Mr. Lior Zouker, the Chief Executive Officer, see
                   note 19.

g.       In  December  2000 the  Company  made an  initial  investment  of $ 50,000  out of a total  investment  of
                   $500,000  to be  completed  during 2001 in Omnivee  Inc.  whose CEO is the son in law of the CEO of ICTS.

h.        Regarding acquisitions of investments from Leedan and its affiliate, see note 6(e).

i.       In 1998, the Company paid $ 90 to Mashik  Research & Systems for Business  Development  Ltd., a subsidiary of Leedan, for its assistance in the Huntleigh purchase.

              j.    Regarding the exercise of options to purchase a 51% equity interest in JBS and AMS in January
                    2000, see note 6(a).

              k.    Regarding guarantees given in the favor of related parties - see note 6(d).




                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)
NOTE 18 - EARNINGS PER SHARE

              The following table shows the computation of basic and diluted earnings per share:

                                                                                 Year ended December 31,
                                                                          2000          1999             1998
Basic:
    Net income                                                              $ 1,084    $    2,330   $        882
                                                                           ========      ========        ========
    Weighted average shares of common stock outstanding                   6,248,536     6,271,424      6,497,688
                                                                           ========      ========        ========
Diluted:
    Net income                                                              $ 1,084   $     2,330  $         882
                                                                           ========      ========        ========

     Weighted average number of shares of common stock outstanding        6,248,536      6,271,424      6,497,688
    Incremental shares of common stock from stock options -
       Calculated under the treasury stock method.                           44,095         2,264         19,652
                                                                           --------      --------        --------
    Adjusted weighted average number of shares of common stock            6,292,631     6,273,688      6,517,340
                                                                           ========      ========        ========

NOTE 19 - STOCK OPTIONS


              In 1995 the Company granted 108,000 options to purchase shares of Common Stock of the Company at the initial public offering price to an unaffiliated consultant as partial consideration for his assistance in connection with the public offering. The options were granted at an exercise price of $ 7 per share, and expire in September 1999. During 1999, the expiration date was extended to July 2000.

              In December 1996, the Company granted 36,000 options to three directors and 6,000 options to an employee , to purchase shares of Common Stock of the Company at $10.75 per share, which was the fair market value of the shares of common stock underlying such options at the time of each grant. Those options vested in December 1996 and expire in December 2001.

              In 1997, the Company granted 22,000 options to a director and 72,500 options to three employees, to purchase shares of Common
              Stock of the Company at exercise prices of between $ 7.50 to $
              9.25 per share, which were the fair market values of the shares of common stock underlying such options at the time of grant. The options expire on various dates, but in no event later than December 2002. As of December 31, 1999, 54,500 options were exercisable.

              In November 1997, the Company granted 120,000 options to Mr.
              Zouker, to purchase shares of common stock at $8 per share, which was more than the fair market value of the shares of common stock underlying such options at the time of grant. Those options vested in November 1997 and expire in December 2002.

              During 1999, the Company and its shareholders adopted the 1999 incentive option plan, pursuant to which another 600,000 shares were reserved under the plan. In August 1999, the Company granted
              150,000 options to two executives, to purchase shares of common stock at $5 per share, which was the fair market value of the shares of common stock underlying such options at the time of each grant. Those options vested immediately and expire in August 2003.



                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)
NOTE 19 - STOCK OPTIONS (continued):

              In May 2000, the Company granted 80,000 options to three directors and one employee (of which 20,000 options are considered compensation for services rendered), to purchase shares of common stock at $ 5.75, which was the fair market value of the shares of common stock underlying such options at the time of grant. The options granted to the directors vested immediately and expire in May 2003. The options granted to the employee will vest over three years and expire in May 2003.

              In addition, in November 2000, the Company granted 157,000 options to a director and to three employees, including the CEO, to purchase shares of common stock for $ 8.75, which was more than the fair market value of the shares of common stock underlying such options at the time of grant. Those options will expire in November 2003.

              The Company accounts for the stock-based compensation for the employees using the intrinsic value-based method provided in APB
              Opinion 25, "Accounting for Stock Issued to Employees." The
              Company has adopted the disclosure-only provisions of SFAS No.
              123, "Accounting for Stock-Based Compensation." Since the options that were granted by the Company had no intrinsic value at their grant dates, no compensation cost has been recognized for stock option plans. Had compensation cost been determined based on the fair market value at the grant date for stock options awarded in 1995-2000, consistent with the provisions of SFAS No. 123, the Company's net income for 2000, 1999, and 1998 would have decreased by approximately $ 332, $585 and $ 96 respectively. The Company's basic and diluted earnings per ordinary share for 2000, 1999, and 1998, would have decreased by $ 0.05, $ 0.01 and $ 0.09 per share, respectively.

              ICTS accounts for the options granted to a director in exchange for services received using the fair market value based method of accounting, as prescribed by FAS 123, based on the fair market value of the equity instruments issued, which is more reliably measurable than the value of the services received.

              The fair market value of equity instruments issued in exchange of services received is charged against income as follows:
              exercisable and fully vested equity instruments - at date of grant; non-vested equity instruments - over the vesting period, based on the fair market values of the options at each interim financial reporting dates during the vesting period. The fair market value of the options granted to service provider is charged against Administrative expense over the credit period.

              The following weighted average assumptions were used for estimating the fair market value of the options under the Black-Scholes pricing model: weighted average dividend yield of 0% for the grant; expected volatility of 22% for the grant; risk-free interest rate (in terms of U.S. dollars) of 6.7% for the 20,000 options granted.

              Service costs charged against income in respect of equity instruments granted to Gerald Gitner, a member of the Supervisor y
              Board were $ 45 in the year ended December 31, 2000.

              The weighted average fair market values for options granted in 1997 and 1996, were $ 3.80 and $ 1.95 on the dates of grant, respectively. The fair market value of options granted in 1997 was estimated using the Black & Scholes pricing model, while the fair market value of options granted in 1996 was based on their minimum value, with the following weighted average assumptions:

                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands, except share and per share data)
NOTE 19 - STOCK OPTIONS (continued):
                                                                                     For options Granted in
                                                                                     2000                1999
                  Expected life of options (years)                                    3                    4
                  Expected volatility                                                22%
                  Risk free interest rate                                            6.7%
                  Expected dividend yield                                            0%                  0%
              Information regarding options for 2000, 1999 and 1998 is as follows:

1)    Options to employees:
                                           2000                              1999                             1998
                                                   Weighted                         Weighted                          Weighted
                                                   average                           Average                          average
                                   Shares          exercise         Shares          Exercise          Shares          exercise
                               (in thousands)       price       (in thousands)        Price       (in thousands)       price
Options outstanding at
    beginning of year                 476             6.75             438             7.29              438             7.29
Options granted                       175             8.24             150             5
Options exercised                      (2)            6.5
Option expired                       (165)            7.17            (112)           (6.5)
                                    -----          ------            -----          ------            ------            ------
Options outstanding at
    end of year                       484             7.15             476             6.75              438             7.29
                                    =====          ======            =====          ======            ======            ======
Options exercisable at
    end of year                       357                              466                               400
                                    =====                            =====                            ======
2) Options to non-employees:

                                           2000                             1999                            1998
                                                   Weighted                        Weighted                         Weighted
                                                   average                          average                         average
                                   Shares          exercise         Shares         exercise         Shares          exercise
                               (in thousands)       price       (in thousands)       price      (in thousands)       price
Options outstanding at
    beginning of year                   266           7.2                266           7.2          266                  7.2
Option expired                         (100)          6.5
Options granted                          62           6.33
                                      -----          -----             -----          -----      ------             -------
Options outstanding at
    end of year                         228           7.27               266           7.2          266                  7.2
                                      =====          =====             =====          =====      ======            =======
Options exercisable at
    end of year                         228                              266                        266
                                      =====                            =====                     ======
3)Total options:

Total options outstanding
    at end of year                      712                              742                        704
                                      =====                           ======                      =====
Total options exercisable
    at end of year                      585                              732                        666
                                      =====                           ======                      =====





                                              ICTS INTERNATIONAL N.V.
                                     NOTES TO FINANCIAL STATEMENTS (continued)
                                                (US $ in thousands)

NOTE 20 - SUBSEQUENT EVENT:

a.        As to sale of  ICTS Europe see note 1.

b.       In January 2001, ICTS purchased 18,902 of its own shares on the stock market for $ 135.

c.       As to purchase of 20% of the outstanding shares of Huntleigh-see note 4b.

d.       In 2001 ICTS in a series of  transactions  agreed to  purchase  from AMS 48 shares of common  stock of APS
                   Data & Screening  Systems B.V.  ("APS")  representing  1/3 of the outstanding  shares of APS and
                   1005 shares of the  outstanding  shares of Trainsoft Ltd. for 225 Euros.  In addition as part of this  transaction,  ICTS has agreed for John Bryce  Systems Ltd.  ("JBS") to pay directly to AMS all  future  net  dividends  due to ICTS that are  actually  paid to ICTS for up to an amount of
                   $200,000.  JBS board and  shareholders  passed  resolutions on January 16, 2000 to authorize and declare a  dividend  subject  to JBS's  cash  flow.  Immediately  after and  subsequent  to this transaction,  ICTS  agreed to sell all its shares in AMS to  certain  shareholders  of AMS.  The transactions  have been  executed  by all  parties  involved  except for one that  requires  the approval  of the  Tel  Aviv  District  Court  prior  to its  execution  of this  agreement.  The application seeking such court's approval was submitted on April 30, 2001.

e.       ICTS granted Stefan  Vermeulen  25,000 options at $6.37.















                                                                      SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                              ICTS INTERNATIONAL N.V.


                                                               By:/S/Lior Zouker
                                                              Name:  Lior Zouker
                                                              Title: Chief Executive Officer



         Date: May 24, 2001




                                                                              54