Form 20-F
period 2001-12-31
ICTS INTERNATIONAL N V
filed 2002-05-31
CIK 1010134

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F


          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                                       OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class:  Name of each exchange on which registered:

          NONE                                                            NONE
--------------------------------------------                 ------------------


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



                              None
----------------------------------------------------------------

                                                                  Title of Class


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close
March 31, 2002: 6,304,800

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

                                     PART I


Item 1.         Identity of Directors, Senior Management and Advisers
                                       N/A


Item 2.         Offer Statistics and Expected Timetable
                                       N/A

Item 3.         Key information.

  A.  Selected financial data.

  Selected Financial Data

The following table sets forth selected financial data for the Company for the five years ended December 31, 2001. The selected financial data presented below for each of the five fiscal years in the period ended December 31, 2001 have been derived from the financial statements of the Company, which have been audited by Kesselman & Kesselman for the three fiscal years ended December 31, 2001. Kesselman & Kesselman is a member of PriceWaterhouse Coopers International Limited, a company limited by guarantee registered in England and Wales.



                                                                 U.S. $ in Thousands (except per share data)
                                                                           The Company (1) (2)


                                                                         Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                           1997             1998             1999         2000              2001
----------------------------------------------------------------------------------------------------------------------------------


Revenues........................                         $53,798          $64,130          $143,819    $147,364          $212,137
Costs of revenues.....YY                                  45,016           54,109           118,915     131,540           189,925
Gross profit......................                         8,782           10,021            15,904      15,824            22,212
Amortization of goodwillY.                                   321              485               840       1,151               820
Selling, general and administrative
expensesY...                                               5,994            6,838            10,146      11,768            18,091
Operating incomeYYYY.                                      2,467            2,698             4,918       2,905             3,301
Financial (expenses) Income, netY                          3,589            (490)               184       (343)             1,977
Other income (expense), net                                  226            (703)              (86)     (1,008)            28,970
Income before taxes on incomeYY                            6,282            1,505             5,016       1,554            34,248
Income taxesYYYYYY                                       (2,357)            (837)           (2,645)       (737)             4,919
Income from operations of the Company
and its consolidated subsidiariesY.
                                                           3,925              668             2,371         817            29,329
Share in profits of associated companies,
  netY                                                       121              214                74         239             (356)
Minority interestYYYY..                                      -                -                 (2)          28           (2,736)
Income before cumulative effect of an
accounting changeYYYYYY                                    4,046              882             2,443      $1,084            26,237
Cummulative effect, at beginning of                            -                -             (113)           -                 -
year ................
Net income for the year                                   $4,046             $882            $2,330      $1,084            26,237
Net income per share                                       $0.62            $0.14             $0.37       $0.17             $4.19
Net income per share - fully diluted                       $0.61            $0.14             $0.37       $0.17             $4.09
Weighted average number of shares                          6,566            6,498             6,271       6,249             6,263
outstanding
Adjusted weighted average number of                        6,681            6,517             6,274       6,285             6,413
shares outstanding............
Balance Sheet Data:
Cash and cash equivalent                                 $13,699          $11,273            $6,795      $6,306           $17,414
Short term investments                                     4,344            6,380             9,653       5,880             3,905
Working (deficit) capital                                 15,905           14,622            18,960      13,227            11,257
Total assets                                              45,719           53,832            69,522      77,775            74,537
Short term bank debts and current
maturities of long term debt                               2,264            4,225             4,969      11,437            20,064
Long term debt, net                                        1,607            6,174            14,951      12,821               100
Retained earnings                                         11,553           12,435            14,765      15,685            27,830
Shareholders' equity                                      30,132           30,899            28,286      27,475            37,834

------------------------------------------------ --------------- ---------------- ----------------- ----------- -----------------
(1)     See note 1 to financial statements as to operations and basis of presentation.
(2)     See Note 2(b) to financial statements as to principles of consolidation.
(3)     The results for the years 1997 up to and including 2001 include the results of
        ICTS Europe Holdings BV, which subsidiary was disposed of  on February 1, 2002.




          D.      Risk Factors.

         Two major events in 2001 and early 2002 significantly changed the business operations of the Company: (i) the acceleration of the sale of the European operations of the Company to Civas and its parent company, Fraport, (as defined herein)and (ii) the passage of the new security act (as defined herein) by the United States. Congress in response to the terrorist attacks on September 11, 2001. As a result of these events, on a going forward basis, the Company will have very limited operations in four countries in Europe and may cease its security operations in United States by the mandates of the Security Act. These events present the following specific risks concerning the current and future operations of the Company.

         Loss of revenues due to the Sale of the European Operations

         On February 1, 2002, the Company, in accordance with agreements entered into with Civas and/or Fraport on October 2000 and December 2001 completed the sale of ICTS Europe, the Company's subsidiary responsible for the Company's European operations. As a result of this transaction, the Company has fully divested itself as of January 1, 2002 from its European operations except for the operations in the Netherlands (carried out by an affiliate of the Company) and certain republics as successor states of the Soviet Union including Russia, Georgia and Kazakhstan (the "Republics"). Such European operations accounted for approximately 53% of the revenues of the Company in 2001. Accordingly, the Company expects to derive the overwhelming majority of its revenues from its current operations in the USA, primarily from its airport security operations. During calendar 2002 the Company expects to derive substantially increased revenues from its USA operations, as compared to calendar 2001. Such increased revenues in 2002 are expected in large part to offset the loss of revenues resulting from the sale of the European operations. However, due to the risks associated with such USA operations (see "The events of September 11, 2001") the Company may in the future experience a substantial decrease in its revenues as compared to 2001. Such substantial decrease in revenues when incurred will have a material adverse effect on the financial position and results of operations of the Company.

         Probable involuntary termination of USA airport security operations due to the Security Act

         The terrorist attacks of September 11, 2001 in the USA significantly changed the aviation security industry in the United States. In response to the terrorist attacks on that day leading to the destruction of the "Twin Towers" in New York and damage to the Pentagon in Washington, D.C. and the plane crash in Pennsylvania and the loss of life of thousands of civilians, the United States Congress passed on November 17, 2001 the Aviation and Transportation Security Act of 2001 (the "Security Act") whereby airport security would fall under the oversight and supervision of the new Transportation Security Administration (or "TSA"). (See "The Impact of September 11 attacks under "Risk Factors" associated with United States operations below).

         One of the major goals of The Company's management following the signing on October 2000 of the agreement for the sale of the European operations was to focus on airport security operations in the United States offered through Huntleigh USA Corp. ("Huntleigh"). However, the Security Act and the implementation of new security measures by the Federal Government are likely to result in an involuntary termination in calendar 2002 and/or shortly thereafter of substantially all of the airport security operations of Huntleigh with a corresponding loss of a substantial and majority portion of the current revenues of the Company. Such termination or significant reduction of airport security operations and loss of a majority of the revenues will have a material adverse effect on the financial position and results of operations of the Company. The Company can not predict the exact timetable during which the above new security measures will be implemented, nor can the Company predict exact effect of such implementation on the Company.

         Change in business strategy

         As a result of the sale of its European operations and the probable potential loss of its airport security operations in the United States, the Company is in the process of reformulating and changing its business strategy and may be required to revise further such business strategy further during 2002 and beyond as events unfold. The current new business strategy includes (a) concentrating on developing technological solutions and systems for the aviation security industry, (b) developing or acquiring security activities other than aviation security, (c) investing in security related and non-security related businesses which management anticipates may have a future benefit to the Company, and (d) seeking other revenue producing businesses and business opportunities.

         No assurance can be given, that the Company shall be successful in its attempts to change and/or implement its business strategy. Failure by the Company to change its business strategy and/or implement it successfully will have a material adverse effect on the financial conditions and results of operations of the Company.

Risk Factors In General

Development of Competing Products or Services. Most of the services currently offered by the Company utilize a large number of personnel. If developed, alternative security methodologies or technologies requiring less manpower could be more cost-effective than the Company's current services. Similarly, the development of equipment capable of detecting all or most types of weapons and explosives could reduce the need for some or all of the services presently provided by the Company. The cost associated with the performance of passenger screening services, and its impact on overall passenger service, may serve as an incentive for airlines, airports and the TSA to seek the development of technological alternatives to the present methods. The Company is aware of existing efforts and investments of certain entities towards that end. The development of such competing products and services could have a material adverse effect on the Company's results of operations and/or financial condition.

Dependence on Key Personnel. The success of the Company will largely depend on the services of its senior management. The loss of the services of one or more of such key personnel could have a material impact on the Company's ability to maximize the development, performance and marketing of its services and/or current and new activities. The success of the Company is also dependent upon its ability to hire and retain additional qualified executive personnel. There can be no assurance that the Company will be able to attract, assimilate and retain personnel with the attributes necessary to execute the Company's strategy. Moreover, although each of the Company's senior executives has signed a non-compete agreement, there can be no assurance that one or more of such executives will not leave the employment of the Company and either work for a competitor or engage in services and/or current and new activities directly in competition with the Company.

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

Concentration of Ownership and Control. Ezra Harel and Menachem Atzmon either directly or indirectly own or control 57% of the Company's issued and outstanding common shares. As a result, Ezra Harel and Menachem Atzmon may be able to appoint all the members of the Supervisory Board of ICTS and control the affairs of ICTS.

No Assurances regarding Future Dividends. On July 23, 2001 and in May 13, 2002, ICTS declared and paid cash dividends of $2.25 per share each on its Common Stock to its shareholders(prior to the 25% withholding tax imposed by the Netherlands. See, "Netherlands Dividend Withholding Tax"). No assurances can be given that any future dividends will be declared or paid by the Company.

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

Risk Factors Relating to Our Technology Development Activity

         The following risks relate to the technology development activity recently commenced by the Company on an expanded scale.

Development of technology, investment in technology companies, acceptance of systems and government regulation. The Company's activity concerning the development of new technology systems targeting the aviation security industry faces risks that are inherent to technology development. No assurance can be given that the Company will be successful in developing such new systems or that they will gain market acceptance or will be commercially viable. In addition, in the process of developing such systems the Company will depend upon technologies developed by third parties. In order to obtain such technologies the Company may also be required to invest in the entities owning or developing such technologies. No assurance can be given that the Company will be able to obtain such technologies, or that such investments would result in economic benefit to the Company. The success of the Company in developing and marketing its systems will also depend on its ability to adapt to rapid technology changes in the industry and to integrate such changes into its systems. The Company expects that competitors will develop and introduce to the market alternative systems and technologies that may have great functionality or be more cost effective than the systems that the Company develops. The implementation of such systems and technologies may have an adverse effect on the ability of the Company to be successful in the marketing of these systems and technologies that it will develop. The ability of the Company to successfully market the systems that it might develop will also be dependent upon government regulations over which the Company has no control. Changes in these government regulations may have an adverse effect on the ability of the Company to be successful in the development of such systems.


Risk Factors related to the European Operations of ICTS

          Since the Company has divested its European operations, except for its operations in The Netherlands and The Republics, the limited nature of such operations in Europe significantly reduces their risk burden on the overall financial condition and results of operations of the Company. Therefore, the Company does not believe that its remaining aviation security business retained in Europe incurs significant risk other than those listed below.

          Loss of Required Licenses. A license to operate is required from the airport authority in the airports in which the Company currently operates in Europe. Such licenses are usually issued for a period of 12 months and are renewable. The Company has such licenses issued with respect to its operations in the Netherlands and the Republics. The loss of, or failure to obtain, a license to operate in one or more such airports could result in the loss of or the inability to compete for contracts in that airport.

          Loss of Contracts with Airports and/or Airlines. The Company's services in Europe are typically provided pursuant to contracts, which are cancelable on short notice at any time, with or without cause. There can be no assurance that an existing client will not decide to terminate or fail to renew a contract. Any such termination or failure to renew a contract with the Company could have a material adverse effect on the Company's results of operations or financial condition.

          Exchange Rate Fluctuations. The Company generally retains its income in local currency at the location the funds are received. Since the Company's financial statements are presented in United States dollars, any significant fluctuation in the currency exchange rate between such currency and the United States dollar would affect the Company's results of operations and its financial condition.

          Potential for Liability Claims. As a provider of security services, the Company faces potential liability claims in the event of any successful terrorist attempt in circumstances associated with the Company. After the September 11 terrorist attacks, the Company's insurance carriers canceled all war risk insurance policies the Company carried. However, either as an extension of coverage by U.S. carriers at airports where these airlines operate or by measures taken by other governments the Company continues to have war risk insurance coverage. Given the magnitude of claims related to the September 11 events, there are no assurances that any claim against the Company might not exceed the amount of such insurance coverage or fall outside of the types of activities covered by such insurance. Any of these situations could have a material adverse effect on the Company's results of operations or financial condition.


          Risk Factors associated with U.S. Operations

          The Impact of The September 11 Attacks. The terrorist attacks on September 11 have had a major impact on air travel and airline security. The Company believes that the attacks have had and continue to have a major impact on its operations. As a result of the sale of its European operations, one of the Company's major goals was to concentrate its efforts in providing airport security in the United States through Huntleigh. However, in response to the September 11 terrorist attacks, the United States Congress enacted the Security Act whereby airport security would fall under the oversight and supervision of the TSA. Therefore, the role of private airport security service companies has been significantly changed and the scope and the extent of services to be offered by such companies including Huntleigh is expected by the Company to be very limited.

                  The new Security Act provides that all aviation security will be handled by the Federal Government by the end of the year 2002. Once this program is fully implemented by the Federal Government, Huntleigh will no longer provide aviation security services in the United States unless it is able to participate in the pilot programs discussed under "Services Provided in the United States" below. No assurances can therefore be given regarding the future of the operations of Huntleigh within United States. This will have a material adverse effect on the business, results of operations and financial conditions of the Company.

          Potential for Liability Claims. As a provider of airport security services, Huntleigh faces potential liability claims associated with the September 11 terrorist attacks. Prior to such attacks, Huntleigh maintained war risk insurance coverage. In the aftermath of these attacks, Huntleigh's insurance carriers canceled its war risk insurance coverage. Currently, Huntleigh continues to have such insurance through coverage extended through the United States carriers. Despite such coverage, any claims against Huntleigh may exceed the amount of such insurance coverage or fall outside of the types of events covered by such insurance. Cessation of insurance coverage through the airlines or claims exceeding any insurance coverage could have a material adverse effect on Huntleigh's results of operations or financial condition.

                  As a result of the September 11 terrorist attacks, to date, four claims have been brought against Huntleigh. However, there can be no assurances that additional claims will not be brought against Huntleigh. (see "Litigation" below). There are no assurances that Huntleigh will be able to handle successfully any or all of these claims. As such, these claims may bear negative significant material consequences on the financial condition as well as the results of operations of the Company.

          Loss of Licenses. In the United States, Huntleigh obtained and maintained all the necessary licenses from the FAA and airport authorities. In the event such licenses are lost or not renewed Huntleigh's business will be adversely affected.

          Loss of Contracts with Airports and/or Airlines. After the enactment of the Security Act, the Federal Government is responsible for the provision of airport security services within the United States. Accordingly, the contracts Huntleigh maintained with airports and airlines within the United States were terminated and instead, Huntleigh renegotiated and entered into agreements with the TSA regarding the provision of airport security services it provided prior to the Security Act. These agreements are for a period up to nine months with the option of being renewable by the TSA for up to an additional period of nine months. In addition, these agreements can be terminated upon thirty days notice by the TSA. Therefore, there are no assurances that the TSA will not terminate these agreements or renew them after the expiration of their initial terms. Loss of such agreements will have an adverse negative impact on the continuation of operations, the financial condition and viability of the Company.

          Participation in the Pilot Program. To test the effectiveness of the Federal Government's role in supervising and performing airport security services within the United States as compared to the private security companies, five airports are to participate in a pilot program where security services are to be provided by private airport security companies. Participation in the program by these companies is through a bidding process. Although Huntleigh intends to participate in the bidding process for one or more of these airports, there are no assurances that Huntleigh will be awarded any contracts, (see, "Business Overview-Pilot Program" below).

          Employees. The Security Act imposes a higher standard for the employees engaged in passenger screening including training, level of education and citizenship. As a result of the new standards, Huntleigh may have to offer additional training or seek better-qualified candidates. As a result, Huntleigh may need to incur costs that can potentially have a negative adverse effect on its business, financial condition and results of operations in the United States.

          Reliance on Major Customers. In the year 2001, four major customers accounted for 54% of the Company's revenues from its operations within United States. Commencing 2002, the only customer for the Company for its security operations in the United States is the TSA. When that contract is terminated the Company will no longer have any aviation security operations in the United States.

          Item 4. Information on the Company

          A.  History.

          Unless the context indicates otherwise, all references herein to the "Company" include ICTS International N.V. ("ICTS" or the "Company"), its consolidated subsidiaries, Demco Consultants, Ltd. ("Demco", an Israeli affiliate), Procheck International B.V.("PI", an affiliate in the Netherlands) and Ramasso Holdings B.V.("Ramasso", an affiliate in the Netherlands), and International Tourist Attractions, Ltd. ("ITA", an affiliate in Israel).

          The Company's predecessor, International Consultants on Targeted Security Holland B.V. ("ICTS Holland"), was founded in the Netherlands in 1987. Until 1994, subsidiaries and affiliates of ICTS Holland conducted similar business in which the Company is currently engaged. In connection with the acquisition of the Company by Leedan as of January 1, 1994, ICTS Holland's interest in its subsidiaries (other than three minor subsidiaries) was transferred to ICTS International B.V. ("ICTS International") which became an indirect wholly-owned subsidiary of Leedan. Thereafter, ICTS International purchased from a third party all of the outstanding shares of ICTS, incorporated in the Netherlands in 1992 without any operations prior to its acquisition by ICTS International. As of January 1, 1996, the Company acquired all of the assets and assumed all of the liabilities of ICTS International.

          In August 1997, the Company acquired 37% of the outstanding shares of Demco for approximately $1.2 million. In 1998, the Company sold 18% of the Demco shares but reacquired the shares in 1999. Demco, a privately held firm based in Israel, is engaged in design, planning and implementation of emergency systems and contingency procedures for government agencies and large organizations.

          As a result of a series of transactions in 1997 and 1998, the Company acquired a 51% interest in Advanced Maintenance Systems Ltd. ("AMS"). In 2001, the Company sold its interest in AMS in exchange for shares of APS and Trainsoft Ltd. From 1997 through 2001, the Company through its affiliate, PI, acquired all the outstanding shares of APS Data & Screening Systems B.V. ("APS").

          As of January 1, 1999 the Company acquired 80% of the issued and outstanding capital stock of Huntleigh and in January 2001 the Company exercised its option to acquire the remaining 20% at an agreed upon price formula making Huntleigh a wholly owned subsidiary. Huntleigh is a provider of aviation services in the United States.

          Significant Events

          On October 5, 2000 the Company entered into a share purchase agreement (the "Share Purchase Agreement") with Civas, whereby Civas was to acquire in two stages, 100% of the shares of ICTS Europe, for a purchase price of approximately $100 million, in cash. As part of the first stage of the transaction, Civas acquired from the Company 45% of the outstanding shares in ICTS Europe for a payment of $45 million U.S. dollars in cash on January 3, 2001. The sale of the remaining 55% of shares in ICTS Europe was to be completed on December 31, 2003. The consideration for the purchase of those shares was to be adjusted in accordance with an agreed upon formula based on the results of operations of ICTS Europe during the period from January 1, 2001 until December 31, 2003 (the "Second Stage").

          Pursuant to an addendum on November 15, 2002 to the Share Purchase Agreement signed(the "Addendum"), Civas and ICTS agreed that the sale of the remaining 55% shares in ICTS Europe was to be completed in the first quarter of 2002. As part of such agreement, Fraport, AG ("Fraport"), the parent company of Civas, became a party to the agreement and ultimately became the purchaser of such remaining 55% shares. Under the terms of such Addendum, Fraport paid the Company an amount in cash equal to $54,000,000 on February 1, 2002 plus $6,000,000 held in escrow to be adjusted based on the final financial results of ICTS Europe for 2001.

          As a result of the sale, the Company has fully divested itself from its European operations except for its operations in the Netherlands and the Republics.

          In December 2000 and October 2001, the Company acquired 10% of the outstanding shares of ITA, and was granted with a warrant to purchase 13.34% of the shares of ITA (see "Other Investments" below).


          Impact of the Terrorist Attacks on operations of Huntleigh in United States

          Currently the long term ability of private companies to provide security services at U.S. airports by private companies is dependent on the TSA. In February 2002, Huntleigh entered into contracts with the TSA to provide security screening services at all airport locations where Huntleigh operated prior to the enactment of the Security Act. These contracts are for up to nine months, and may be extended by the TSA for up to an additional period of nine months. The contracts are terminable on thirty days written notice by the TSA.


          Business Strategy.

          As a result of the sale of the European operations and the events of September 11, 2001, the Company is in the process of changing its business strategy. Such new business strategy includes the following major elements:

          Developing security systems and technology for the aviation security industry. The Company believes that in the course of its long-term involvement in the provision of aviation security services in Europe, it has accumulated extensive know how and expertise in the provision of enhanced aviation security services. The Company has also been engaged and continues to be engaged in the development of technological systems relating to the provision of aviation security services, such as the APS system developed by the Company through PI, its Dutch affiliate. Following the sale of its European operations and the September 11 events, the Company intends to utilize its accumulated know how and expertise, as well as other resources, in order to substantially increase its efforts to develop innovative technological systems targeting the aviation security market.

          Seeking other revenue producing businesses. The Company has decided to engage in the development and/or acquisition of new businesses, in the United States and elsewhere, in order to enable the Company to derive revenues from other sources. Such businesses may be related to the provision of security services, as well as other unrelated lines of business. Such businesses may be unrelated to the aviation security business in which the Company has been predominantly engaged thus far in its history as well as other aspects of the security business.

          Other Investments. The Company intends to utilize its resources to make investments in companies and properties which management believes may have long term benefits to the Company. It is anticipated that such investments will be in diverse industries and instruments. Such investments may not necessarily result in added revenues or profits to the Company.

          B.  Business Overview.

          Services Offered in Europe:

          Prior to the sale of its European operations, the Company in Europe provided predominantly aviation security services as well as operation of airport checkpoints, verification of travel documents, baggage reconciliation services, and operation of electronic equipment such as x-ray screening devices and manual devices. Following such sale, the Company continues to provide primarily advanced passenger screening services in The Netherlands and the Republics.


          Services provided in the United States

          Huntleigh is one of the leading providers of airport passenger terminal services in the United States.

          Until the implementation of the Security Act, Huntleigh provided nine separate services at approximately 50 airports in 29 states. Each service in the United States involves specific job classifications.

          The following is a description of other services Huntleigh continues to provide to airlines and airports that are not affected by the Security Act. These services include:

                  Agent Services
                  Guard Services
                  Janitorial Services
                  Maintenance
                  Ramp Services
                  Shuttle Service
                  Skycap Services
                  Wheelchair Attendants

          Agent Services.  Agent services include: Priority Passenger
          --------------
Service Representative, Baggage Service, Priority Parcel, Cargo and Express Check-in. Although an agent is a Huntleigh employee, he or she is considered as a representative of specific airlines.

          Guard Services. Guard services involve guarding secured areas including the aircraft itself.

          Janitorial Services. Huntleigh also provides cabin cleaning of aircraft. This service has expanded to include cleaning of portions of the airport as well.

          Maintenance. Huntleigh currently provides workers to maintain equipment in one airport.

          Ramp Services. Ramp services involve the actual aircraft. It includes directing aircraft into the arriving gate and from the departing gate, cleaning the aircraft, conducting cabin searches, stocking supplies and de-icing. A baggage service involving moving luggage from one airplane to another is also considered a ramp service.

          Shuttle Service. Huntleigh provides a service which shuttles airline crews from their hotels to the aircraft in one airport.

         Skycap Services Provider. A skycap assists passengers with their luggage. Located at the curbside of the check-in at airports, a skycap checks in passengers' luggage and meets security requirements established by the FAA to screen passengers. The skycap is responsible for checking the baggage to the passengers' final destination. A skycap also assists arriving passengers with transporting luggage from the baggage carousel to ground transportation or other designated areas.

         A skycap also may operate electric carts for transporting passengers through the airport and transport checked baggage from the curbside check-in to the airline counter. Concierge Service involves a skycap monitoring the baggage carousel to ensure that passengers do not remove luggage not belonging to them. In many airports, a skycap at the baggage claim area checks to see if the passengers' luggage tags match those on the specific luggage to ensure that a passenger is only removing his or her own luggage from the claim area.

         Wheelchair attendants. Wheelchair attendants transport passengers through the airport in airline-owned wheelchairs. Working closely with the attendants are dispatch agents who monitor requests and assignments for wheelchairs and dispatch the attendants as needed.

         Aviation Security Services

         Huntleigh is providing pre-departure screening services at airports in the United States. Such services are designed to prevent or deter the carriage of any explosive, incendiary device, weapon or other dangerous objects into the sterile area of an airport concourse and aboard the aircraft.

         Prior to the enactment of the Security Act, Huntleigh's customers were the airlines themselves and Huntleigh entered into agreements related to all services with specific airlines.

         Under the Security Act, in February 2002, all such contracts were terminated and Huntleigh entered into contracts with the TSA to provide screening services at all locations where Huntleigh provided similar services prior to the enactment of the Security Act. The contracts with the TSA are for up to nine months but can be renewed by the TSA for up to an additional period of nine months and can be terminated by the TSA upon thirty days notice. In March 2002, at the request of TSA, Huntleigh was asked to provide screening services at six additional airports.

         The Pilot Program

         As part of the Security Act, five airports are to participate in a pilot program in which security will be provided by private contractors. The program is meant to test the effectiveness of using privately contracted screeners supervised by a federal agent. The program would be in five airports chosen from five size categories, ranging from the smallest airports to the largest. In three years, airports would have the option to decide if they want to continue using federal security screening employees or switch back to private screeners who would be working under contract for the Federal Government. The airports would also have the option to use state or local law enforcement agencies to provide security services.

         Huntleigh intends to participate in the bidding process for the five airports designated as part of the pilot program by the TSA where private security service providers can offer their services. However, there are many participants in this process and awarding of any contracts to Huntleigh by the TSA is not certain. There can be no assurances that Huntleigh will be awarded any such contract by the TSA and that if Huntleigh is awarded a contract that such contract will be profitable.

ICTS Technology

         Advanced Passenger Screening

         A principal service that the Company had provided to its clients in Europe prior to the sale of its European operations, had been the Risk Analysis through Profiling System ("RAPS"), a set of sophisticated procedures which seek to identify a potential threat before it materializes, through a methodology of risk evaluation and classification of passengers. The risk evaluation and classification techniques include comparing characteristics of a specific passenger to a preset standard of characteristics of a potential aggressor by means of interviewing, document verification and behavior analysis. The vast majority of passengers fall into the low risk category, thereby enabling more scrutiny to be focused on higher risk passengers. Since RAPS entails the identification of potential threats through recognizable patterns, the Company believes that it provides a better and more practical response to such threats than certain other alternatives available, such as simple guard positioning or a complete body and baggage search of each passenger. In addition, by focusing on the primary risks, the Company considers RAPS to be more cost-effective and passenger-friendly than other alternatives available.

         The concept of risk analysis through passenger screening utilizing a set of criteria has been in use in various forms by certain U.S. carriers since 1986. In 1995, the FAA mandated that all U.S. carriers adopt a uniform methodology of risk analysis through advanced passenger screening at all of the "high-risk" airports in Europe. Previously, security authorities in the Netherlands had adopted such methodology as the standard for enhanced flight-related security for airlines subject to their authority. In April 1996, the United States enacted an anti-terrorism law which mandates that foreign airlines flying to and from airports in the United States adhere to security measures identical to those required of U.S. airlines serving the same airports. In July 1996, as an initial response to the explosion of TWA Flight 800, the FAA issued a "security directive," applicable to all international flights originating in the United States, which requires the implementation of certain passenger and cargo classification and verification procedures similar to some of the RAPS procedures.

         The accumulated know-how and expertise of the Company in the implementation of RAPS enabled the Company to develop its APS technology and system. The APS system is an automated computerized system that enables the pre-departure analysis of passenger information and is designed to screen airline passengers in a faster and more efficient manner. The APS system is currently being operated by the Company under contract for services provided by ICTS Europe to major United States airlines on flights from Europe to the United States.


         Insight Technology. The Company owns the Insight Technology which consists of computer-based software utilized to train X-ray operators to better perform security-related luggage screening.

         New Technology Initiatives. ICTS has recently launched a trial phase of its F@CTS project, which consists of a computerized platform integrating various technologies, including document readers, biometrics identification systems and smart- card, designed to speed up and simplify the processes of identification and security checks of passengers at airports, thereby enhancing customer service provided by airlines and airports to outbound passengers.

         The F@CTS system consists of a computerized evaluative platform integrating several innovative technological tools, including an automated documents scanner, databases search and analysis methods including the APS system of ICTS, biometrics identification systems and smart card technology.

         The project is being developed by ICTS and is performed in cooperation with various partners. The pilot program is being tested at Gatwick Airport, UK, and at Newark International Airport in the United States and is planned to be expanded in the near term to other European airports as well as other North American airports.

         Consulting, Auditing and Training

         During 2001, the Company provided consulting services to airlines and airports, which did not constitute a significant portion of the Company's revenues. The Company's consulting services included recommending the adoption of specified security procedures, developing recruitment and training programs for clients to hire necessary security personnel and working with airport authorities to ensure that such clients comply with applicable local requirements. The Company frequently trained airline employees with respect to screening of passengers and other security measures through extensive courses and written training manuals. The Company will continue to provide these services in the Netherlands and the Republics for the foreseeable future but does not expect to derive significant revenues from such services.


         Airline and Airport Customers

           In 2001, major customers of the Company accounted for 21% of the Company's revenues. The Company had over 120 clients in over 80 locations world-wide.


Marketing and Sales

         Prior to the sale of its European operations, the Company maintained long-standing relationships with its United States airline clients including most of the major United States airlines. Servicing U.S. clients required the Company to establish a presence in the numerous destinations of such airlines. This resulted in establishing and conducting operations in most of the important European international airports by the Company. In addition, in 2001, Huntleigh conducted operations in approximately 50 United States airports. Huntleigh viewed its widespread presence as an advantage over competitors lacking such an international infrastructure.

         Matters of airline security and customer relations prior to the Security Act, in most cases, were handled at each airline's headquarters. Overall framework contracts were negotiated by Huntleigh with the airline at such level. Fees were determined separately for each airport, with the input of the local management of the relevant location. The contracts with airline clients usually had a term of one to five years and were normally subject to termination by the airline at any time with or without cause upon receiving prior notice of 30 to 90 days. In the normal course of business, contracts usually were renewed upon the expiration of the contract term. Additional services as required on the local level, were negotiated at each location.

         Under the Security Act, in February 2002, such contracts were terminated and Huntleigh entered into new contracts with the TSA to provide screening services at all locations where Huntleigh provided similar services prior to the enactment of the Security Act. The contracts with the TSA are only for up to nine months but can be renewed by the TSA for up to an additional period of nine months and can be terminated by the TSA on a thirty days notice. In March 2002, at the request of TSA,

Huntleigh was asked to provide screening services at six additional airports.

         Huntleigh intends to participate in the bidding process for the five airports to be designated as part of the pilot program by the TSA where private security service providers can offer their services (See "The Pilot Program" above).

Competition

         Until the sale of its European operations, the Company operated in a competitive international environment. The Company's competitive edge over other companies related to: its expertise and reputation in the marketplace; its ability to provide services in numerous international airports; and a competitive pricing system.

         Competition in the United States market

         Prior to the enactment of the Security Act, Huntleigh competed with numerous other companies in the United States, many of which have greater resources than Huntleigh. Going forward, competition is not determinable and depends primarily upon the directives of the TSA and the implementation of the Security Act.

         Certain Restrictions on Competition

         In certain cases, the Company is restricted in its operations by terms of agreements.

         On October 9, 1991, the Company entered into a joint venture agreement with respect to PI. Pursuant to this agreement, the Company may not provide security services in the Netherlands other than through PI.

         As a part of the sale of its European operations the Company is restricted from conducting in Europe, (except for The Netherlands and the Republics) any of the activities in which ICTS Europe was engaged prior to such sale. This restriction is effective through February 2006.

         Pursuant to an agreement dated as of July 1, 1995 with ICTS Global Security (1995) Ltd. ("ICTS Global Security"), the Company may not provide non-aviation security services in Latin America, Turkey or the Republics. ICTS Global Security is partially owned by Mr. Lior Zouker and Mr. Ezra Harel, the CEO of the Company and the Chairman of Supervisory Board of the Company, respectively.

Regulatory Matters

         The Company's airline clients are subject to various regulations imposed by authorities and various local and federal agencies having jurisdiction in the serviced area. The Company on behalf of such clients was responsible for adherence to such regulations relating to certain security aspects of their activities (see "Business Overview" above). The Company was also responsible to prevent passengers without proper travel documentation from boarding a flight, thereby avoiding fines otherwise imposed on its clients by immigration authorities.

         The Company is subject to random periodic tests by government authorities with regard to the professional level of the services and training it provides. Any failure to pass such a test may result in the loss of a contract a license to perform services or a fine or some combination of all the preceding.

         In the airports in which the Company operates in The Netherlands and the Republics, a license to operate is required from the respective airport authority. The Company currently holds the licenses required to operate in such locations.

         Prior to the enactment of the Security Act, the FAA regulated the activities of Huntleigh with respect to security services offered at airports in the United States. Subsequent to the enactment of the Security Act such activities will be regulated by the FAA as well as the TSA.

Litigation

         In January, 2002, a Jane Doe, individually and as an anticipated personal representative of the estate of one of the passengers who died in the crash of United Flight 175 on September 11, 2001 brought a claim of wrongful death against Huntleigh. This lawsuit alleges negligence by Huntleigh with respect to providing security services at Logan airport, where the flight originated. Although Huntleigh plans to defend itself, the outcome of this lawsuit at the time of the filing of this 20F is unclear.

         In February, 2002, Huntleigh, along with airline companies, security companies and others were named as defendants in a claim brought by the World Trade Farmers' Market Inc. in the Supreme Court, County of New York. The complaint alleges significant damages due to loss of business as a result of the events of September 11. Huntleigh anticipates that under the directive of the Federal Government, this suit will be vacated as all claims related to the events of September 11 are to be brought in Federal Court. Huntleigh anticipates that the claim will be re-filed in Federal Court and intends to defend itself against such claim. However, the outcome of this lawsuit is unclear at this time.

    In April, 2002, Julie Sweeney, individually and as a personal representative of the estate of one of the passengers who died in the crash of United Flight 175 on September 11, 2001 brought a claim of wrongful death against Huntleigh. This lawsuit alleges negligence by Huntleigh with respect to providing security services at Logan airport, where the flight originated. Although Huntleigh plans to defend itself, the outcome of this lawsuit at the time of the filing of this 20F is unclear.

    In April, 2002, Maria Koutny, individually and as a personal representative of the estate of one of the passengers who died in the crash of United Flight 175 on September 11, 2001 brought a claim of wrongful death against Huntleigh. This lawsuit alleges negligence by Huntleigh with respect to providing security services at Logan airport, where the flight originated. Although Huntleigh plans to defend itself, the outcome of this lawsuit at the time of the filing of this 20F is unclear.

         The Jane Doe, Julie Sweeney and Maria Koutny cases were all filed in the United States District Court, Southern District of New York.

         To date these are the only claims brought against Huntleigh with respect to the terrorist attacks of September 11, 2001. However, Huntleigh anticipates the possibility of additional claims related to the terrorist activities of September 11, 2001 at airports it provided security services from which the flights carrying the terrorists originated. [See "Potential For Liability Claims" under "Risk Factors" above].

Other Investments

         During 1998, the Company purchased 300,000 shares (150,000 shares as a result of a 2 for 1 reverse split) of Common Stock of Pioneer Commercial Funding Corp. ("Pioneer") from Leedan for a purchase price of $2.50 per share. Pioneer is a sister corporation through common ownership through Leedan. The Company purchased 29,000 additional shares of Pioneer on October 10, 2001 at $2.25 per share. In addition, on February 1, 2002, as part of a rights offering, the Company subscribed for an additional 260,000 shares of Pioneer at $2.00 per share.

         In July 2000, the Company and International Tourist Attractions Ltd. ("ITA"), purchased 16 common shares each of Ramasso from Leedan, representing 40% each of the outstanding share capital of Ramasso. Each of the Company and ITA paid for its shares in Ramasso $16,000 in cash. The remaining 20% shares in Ramasso are held by a company controlled by Leedan. The Company, along with other shareholders of Ramasso, provided loans to Ramasso from time to time aggregating approximately US $2,100,000, bearing an annual interest rate of 4.25% having no defined maturity date. Ramasso established, owns and operates, a Time Elevator [as hereinafter defined] in Rome, Italy.

         In December 2000, the Company exercised an option previously granted to it to purchase from ITA a total of 100 common shares of ITA for $600,000, representing 10% of the outstanding share capital of ITA. On October 14, 2001, ICTS increased its investment in ITA under the following principal terms: (a) the Company provided ITA with a $3,000,000 loan [which released a $1,000,000 bank guaranty previously provided by the Company in favor of ITA]; (b) the Company was granted a Warrant to purchase additional 13.3% of ITA shares, exercisable during a period of three years, at an exercise price that shall be determined according to an evaluation of ITA to be made by an independent consultant; (c) the Company was granted the right of first refusal to establish and own, for its own account, any Time Elevator project to be initiated by ITA in Europe and the United States; (d) The Company shall retain the services of ITA for the supervision and manage the establishment of such projects for a fee that shall be equal to 20% of the projects costs; (e) the Company has the option to acquire from ITA 20% of ITA's stake in each Time Elevator project of ITA in Europe for a period of two years from the start of such project; and (f) ITA has the option to acquire from the Company 20% of the Company's stake in each Time Elevator project of the Company for a period of two years from the start of such project. The first project for which the Company exercise its right of first refusal as described above, is in Atlantic City, New Jersey where the Company is currently engaged in the establishment of a Time Elevator project.

         ITA is an Israeli based private company established in 1994 which has been in the business of developing equipment and media for entertaining and educational tourist attractions combining motion based platforms and synchronized movies and sound effects ("Time Elevators"). Ezra Harel and Menachem Atzmon, the two controlling majority shareholders and members of the Supervisory Board of the Company are, indirectly, the major shareholders of ITA.

         The Company's investments in ITA, Ramasso, and directly in Time Elevator projects are part of the Company's strategy to seek and develop other revenue producing businesses (see "Business Strategy" under "Information on the Company" above).

         In July 2001, ICTS, through an assignment from Noaz Management Company, invested $400,000 in Artlink Inc, a company with expertise in curating and producing art exhibits, servicing and representing new artists and managing an auction site on the internet offering artwork for sale and boasting one of the biggest online art catalogues. Ezra Harel, a major shareholder and member of the Supervisory Board of the Company is a major shareholder of Noaz Management Company.

         During 2001 and early 2002, the Company purchased a total of 17,142,857 shares of Common Stock of Integrated Spatial Information Solutions, Inc. ("ISIS")(Nasdaq: ISIS) for an aggregate amount of $600,000. ISIS provides business based solutions that fulfill the information management needs of federal, state and local governments, public and investor-owned utilities, and commercial enterprises where location or "spatial" information is critical. ISIS services clients through the definition, design, implementation and operation of e-services and other technology solutions.

         In January 2002 ICTS committed to acquire shares in and provide a convertible loan to VCON, a provider of comprehensive networked video over IP solutions (Nouveau Marche: VCON) under the following principal terms: (a) the Company will purchase 909,091 shares of VCON at $1.10 per share for a total of $1,000,000; (b) the Company shall receive three year warrants to purchase 1,402,597 shares of VCON at a price per share of $1.40; (c) the Company will provide VCON with an interest bearing five year $2,000,000 secured loan convertible into shares of VCON at a conversion price of $1.00 per share; (d) the Company and VCON will collaborate towards exploitation of VCON's products and technological abilities for technological integrated solutions and applications for the aviation security market.

         In May 2002, the Company purchased 763,359 shares of Series A Preferred Stock of FlavorX, Inc. ("FlavorX") for $1,000,000. FlavorX has created and is marketing flavorings for human and animal medication to make such medication more palatable to use. FlavorX is in the development stage. It licenses its products on an annual basis to independent retail, chain, hospital and health care organization pharmacies and veterinary clinics.

         In May 2002, the Company purchased from Supercom Ltd. 782,771 shares of common stock of Inksure Technologies, Inc. ("Inksure")for $1,000,000. Inksure develops, markets and customizes security technologies that verify and protect data and product authenticity by using coded ink, recognized by special decoders, to mark variable data and personalized documents and products using digital and impact printing. Inksure has also developed a new technology, combining secured digital printing with the power of the Internet, security solutions that are used for financial documents, labels and packaging, government ID documents, transportation, tickets and access control, as well as for CD and DVD authentication.


C.       Organizational Structure.

         Following the sale of its European operations through the sale of ICTS Europe, the following are the significant subsidiaries of ICTS:

          1.  ICTS 1994 (USA) Inc., New York - 100%
               (a) Huntleigh USA Corporation. (Missouri - 100%)

          2.               ICTS Information Systems B.V. (The Netherlands -
                                      100%)

D.       Property, Plants and Equipment.

         Each of the Company's offices and other operating facilities is leased pursuant to an arrangement, entered in the ordinary course of business, which can be replaced without any material consequence to the Company.

         Item 5. Operating and Financial Review and Prospects

A. Operating Results

         The financial information with respect to the Company for 1997, 1998, 1999, 2000 and 2001 which is included in this Annual Report describes the consolidated operating results and the consolidated financial condition of the Company for such periods. During such periods the Company still maintained its European operations which were sold on February 1, 2002. As to certain impacts of such sale on the financial condition of the Company see Note 1B to the Notes to the Financial Statement.

         General

         Prior to the sale of its European operations, no single currency accounted for a predominant portion of the Company's revenues, expenses, assets or liabilities. Currently the Company will derive most of its revenues and incur the majority of its costs in U.S. dollars as most of its current operations subsequent to such sale are in the United States. A majority of the Company's cash balances are held in U.S. Dollars. The Company has selected the U.S. dollar as the reporting currency for its consolidated financial statements. ICTS and each of its subsidiaries and affiliates separately record their transactions in the currency of their locality, converting their assets and liabilities into dollars at the prevailing exchange rate on the respective balance sheet dates and converting revenues, expenses, gains and losses into dollars at the average exchange rate for the relevant period. In general, the Company's results of operations in prior years, as reported in U.S. dollars, may have been affected by fluctuations between the U.S. dollar and Euro since the Company derived a portion of its revenues and incurred a portion of its expenses in Europe up until the sale of its European operations.

         Results of Operations

         The following table sets forth for the periods indicated the relationship (in percentages) of selected items of the Company's statements of income to its total revenues.

                                             Year Ended December 31,

                                            1999     2000     2001

         Revenues.....................      100%      100%     100%
         Cost of revenues.............     88.2%     89.3%    89.5%
         Gross profit................      11.8%     10.7%    10.5%
         Selling, general and
           administrative expenses.....     7.5%      8.0%     8.5%
         Operating income .............     3.6%      1.7%     1.6%
         Net income ...................     1.7%      2.0%     12.4%
                                          ===========================


         The statements of income for the years 2001, 2000 and 1999 include the activities of ICTS Europe, which was sold in February 2002.


         Year Ended December 31, 2001 Compared to Year Ended December
31, 2000

         Revenues. Revenues in the year ended December 31, 2001 were approximately $212.1 million (2000: $147.4 million), consisted of $113.1 million (2000: $77.7 million) from ICTS Europe, $96.7 million (2000: $66.6 million) from the US operations, and $2.3 million (2000: $3.1 million) from other operations.

         The increase in revenues for both ICTS Europe and the US operations is attributable to internal growth of the Company's operations due to newly added locations. The latter outweighs the negative impact of the cancellation of flights as a result of the September 11 events. An overall price increase in the USA effective October 2001 also was responsible for an increase in revenues.

         For the year ended December 31, 2001, revenues derived from aviation security services in the US approximated $68.9 million (71 percent of the Company's revenues in the US). As a result of the Security Act, by November 19, 2002, the Company expects to no longer provide airport security screening services within the United States.

         Revenues for all services other than screening services in the United States for 2001 totaled $30.1 million.

         Gross Profit. Gross profit is defined as revenues less costs directly related to providing services as well as certain indirect expenses such as airport offices, airport fees, local training and other direct labor related expenses such as uniforms and transportation.

         Gross profit in the year ended December 31, 2001 was approximately $22.2 million (2000: $15.8 million) consisted primarily of a profit of $13.2 million (2000: $10.4 million) from ICTS Europe and a profit of $9.2 million (2000: $5.3 million) from the US operations. This increase in gross profit is due primarily to an increase in the volume of services provided in Europe as well as in the United States.

         The gross profit as a percentage of revenues in 2001 was lower than in 2000. This reduction is due primarily to start-up costs of approximately US $1.4 million resulting from newly added airport locations in Europe, which was partially set off by an increase in gross profit as a percentage of revenues from operations in the United States.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses totaled approximately US $18.1 million, as compared to approximately US $11.8 million in 2000. This increase is mainly due to approximately US $4.9 million related to the sale of ICTS Europe, and expenses related to the expansion of the headquarters of ICTS Europe.

         Operating Profit. Operating profit in the year ended December 31, 2001 totaled approximately US $3.3 million and included $8.4 million (2000: $6.6 million) operating profits of ICTS Europe. Operating profit was negatively impacted primarily from expenses in the amount of US $4.9 million related to the sale of ICTS Europe.

         Financial (Expenses) Income, Net. Financial (expenses) income, net includes interest income (net of interest expense), and adjustments due to the impact of exchange rate fluctuations. The interest income increased due to the stronger cash position of the Company, as a result of the proceeds of the sale of 45 percent of ICTS Europe in early 2001, despite the decrease in interest rates on time deposits over the course of 2001. Interest expenses decreased compared to 2000, as a result of partial repayment of the outstanding short and long term lines of credit used by the Company.

         Other Income (Expense), Net. Other income for the year ended December 31, 2001 is approximately $28.9 million. This item includes the profit of the sale of 45 percent of the shares of ICTS Europe, in the amount of $34.3 million, which was partially offset by a loss of approximately $4.5 million related to a write-off of the Company's investments in several technology start-up companies due to the financial condition of these companies and the Company's assessment of their future prospects. The Company also reported a loss of approximately $1.6 million as a result of the sale of the Company's remaining shares in Mentergy Ltd (formerly Gilat Communications Ltd.) and related expenses. Other income also includes approximately $1 million profit resulting from the sale of the Company's 51% share in AMS.

         Income Taxes. The Company's effective income tax rate in the year ended December 31, 2001 was 14.4% as compared to 47.4% in the year ended December 31, 2000. The substantial decrease in the effective tax rate results from the fact that the profit derived by the Company from the sale of its European operations is exempt from tax.

         Minority Interest. This item reflects primarily the 45 percent of ICTS Europe owned by Civas, effective January 2001.

         Equity in Results of Affiliates, Net. Equity in results of affiliates, net, for the year 2001, reflect the Company's share of profits, net of amortization of goodwill, from PI (65%), Demco (37%), Ramasso(40%) and ITA (10% with a Warrant to acquire additional shares).

         Net income. As a result of the foregoing the Company's net income increased by approximately $25.2 million in 2001, to approximately $26.2 million, as compared to approximately $1.08 million in 2000.

         Year Ended December 31, 2000 Compared to Year Ended December 31, 1999.

         Revenues. Revenues in the year ended December 31, 2000 increased by 9% as compared to the year ended December 31, 1999. This increase ($12.5 million) is attributable to internal growth of the Company' s operations in the United States ($8.6 million) and in Europe ($3.3 million). The growth of U.S. operations is mainly due to newly added locations.

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

         Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues increased by 0.5% in the year ended December 31, 2000 as compared to the year ended December 31, 1999, and increased by $1.6 million. Such increase resulted primarily from additional expenses of approximately $472,000 attributable to the establishment of the European headquarters, and additional $860,000 of expenses in the United States in order to facilitate expansion of operations. Furthermore, formation of Aviation Learning Network, B.V. ("ALN") and the consolidation of AMS attributed to an increase in general expenses.

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

Other Income (Expense), Net. Other income for the year ended December 31, 2000 is approximately $866,000. This item reflects the difference between the value of shares of Gilat at year-end of $6.8 million and the value of such shares at the time of sale of John Bryce to Gilat of approximately $7.6 million. Management believes there is a possibility that Gilat will recover from its present difficulties with a positive impact on its share value. Nevertheless, the uncertainty of recovery in the near future forced the Company to report a loss regarding its Gilat's shares. The Company is reporting this loss as a conservative accounting adjustment although the Company has not yet disposed of these shares. In addition, the Company reported an additional loss of approximately $564,000 as a result of a loan extended in 1999 by the Company to a former shareholder of John Bryce in exchange for a pledge of 54,324 shares of Gilat and the right to purchase an additional 54,324 shares of Gilat. Consequently due to the significant decline in the price of shares of Gilat (from $23.50 in 1999 to $2.50 as of December 31, 2000) the Company wrote down the loan to fair market value of such shares.

Income Taxes. The Company's consolidated effective income tax rate in the year ended December 31, 2000 was 47.4% as compared to 52.7% in the year ended December 31, 1999. This is mainly due to the Company deriving more income in countries with relatively low tax rates. Another explanation is the decline in statutory tax rates in Germany.

Equity in Results of Affiliates, Net. Equity in results of affiliates, net, for the two years ended December 31, 2000, includes the Company's share of profits of PI, Demco and an amortization of the Company's investment in the APS JV. In addition, in the year ended December 31, 2000 Company also shared in the losses of Ramasso and affiliates of AMS.

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

Income Taxes. The Company's consolidated effective income tax rate in the year ended December 31, 1999 was 52.7% as compared to 55.6% in the year ended December 31, 1998. The increase reflects: (i) an increase in earnings before tax of subsidiaries in countries where high tax rates are levied i.e. Germany and Italy in 1999 as compared to in 1998, while the tax rate of subsidiaries with losses (i.e. USA), were lower; and (ii) an expense for amortization of goodwill, representing a non- deductible expense for tax purposes. A dividend distribution by the German subsidiary to ICTS allowed a substantial tax saving which decreased the overall effective tax rate in 1999 as compared to 1998.

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


B. Liquidity and Capital Resources

         The Company's principal cash requirement for its operations is the payment of wages. Working capital is financed primarily by cash from operating activities and, as necessary, by short and long-term borrowings.

         Net cash provided by operating activities amounted to approximately $1.0 million in 2001. Net cash provided by investing activities amounts to approximately $23.5 million in 2001, derived primarily from the sale of the European operations. Net cash used in financing activities in 2001 amounted to approximately $10 million resulting primarily from a distribution of dividends.

         The Company's primary sources for short-term liquidity and capital resources are its current cash balances, its cash flow from operating activities and available credit facilities. In 2001, the net change in the Company's long-term loan obligations was $204,000.

         In connection with the completion of the sale of its European operations the Company received in February 2002 net cash amounting to approximately $54 million with an additional $6 million held in escrow subject to adjustments depending on the financial results of ICTS Europe for 2001.

         Item 6. Directors, Senior Management and Employees

         A. Directors and Senior Management

            The following table lists the directors and executive officers of
ICTS:
                           Age   Position

         Ezra Harel........52     Chairman of the Supervisory Board
         Savinoam Avivi....63     Member of the Supervisory Board
         Michael Barnea....46     Member of the Supervisory Board
         Lynda Davey ......47     Member of the Supervisory Board
         Menachem Atzmon...57     Member of the Supervisory Board
         Amos Lapidot .....67     Member of the Supervisory Board
         Eli Talmor........52     Member of the Supervisory Board
         Yaacov Elinav ....57     Member of the Supervisory Board
         Johannes Endler...62     Member of the Supervisory Board
         Lior Zouker.......53     Member of the Management Board and
                                   Chief Executive Officer
         M. Albert Nissim..68     Secretary
         Joseph Yahav .....45     Vice President- International
         Stefan Vermeulen..31     Chief Financial Officer
         Doron Zicher......43     Vice President - Products &
                                   Technology

         Ezra Harel is a controlling shareholder of Leedan, an investment holding company. He served as Chairman of the Board of Directors of both Dash 200+, a company involved with the conversion of Boeing 747 aircraft from passenger to cargo use, since 1991, and Tuffy Associates Inc., an automotive service franchise company, since 1993. Mr. Ezra Harel is the Chairman of the Advisory Board of Seehafen Rostock Umschlagsgesellschaft GmbH ("Port of Rostock"),Germany, a company engaged in sea port activities. Mr. Harel was recently elected to the Board of ICTS Europe Holdings BV. He is also the joint managing director of

Harmony Ventures, B.V. He is also a real estate developer in the United States, Europe and Israel. Mr. Ezra Harel had been the Vice Chairman of the Board of Directors of Rogosin, an affiliate of Leedan, since 1994. Rogosin has been one of the largest independent manufacturers of tire cord in the world and is now an investment company.

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

           Lynda Davey is Chief Executive Officer of Avalon Group, Ltd. a private investment banking firm she co-founded in 1992. She also serves as Chairperson of Avalon Securities, Inc., an NASD member broker-dealer, and NY Venture Space, LLC, a provider of interim office space. From 1988 throughout 1991, Ms. Davey was Managing Director of The Tribeca Corporation, a New York based buyout firm. Prior to 1988, Ms. Davey was Vice President in the corporate finance department of Salomon Brothers Inc. She is a Director of Tuffy Associates Corp. and Pioneer Commercial
 Funding Corp., an affiliate of Leedan. Ms. Davey also serves on the Advisory Council of the Center for Women's Business Research and Retail Finance Group of Wells Fargo Bank.

           Menachem J. Atzmon is a Chartered accountant (Isr). Mr. Atzmon is a controlling shareholder of Leedan. Since 1996 he is the managing director of Albermale Investment Ltd. and Kent Investment Holding Ltd., both investment companies. Since January 1998 he has served as CEO of Port of Rostock. He is also the joint managing director of Harmony Ventures, B.V. ("Harmony").

           Amos Lapidot is a Major General (reserve) in the Israeli Defense Forces and has served in the past as Commander-in-Chief of the Israeli Air Force. Mr. Lapidot has been a special assistant to the Israeli Ministry of Defense from 1991 to 1998.
 He has also been a director of El Al, the official airline of the state of Israel. Mr. Lapidot was President of Technion, Israel Institute of Technology.

           Eli Talmor has been a member of the Supervisory Board of the Company since December 2000. Dr. Eli Talmor is a professor at the London Business School specializing in private equity and new ventures. He also is a professor of finance at the University of California, Irvine. He has previously taught at Tel Aviv University, UCLA, and the University of Wisconsin at Madison. Dr. Talmor served on the board of directors of New Dimension Software from 1994 to 1999. During his tenure, the company grew, reflected by a substantial increase of its stock price and its eventual acquisition by BMC Software in 1999. Dr. Talmor holds a Ph.D. in Business Administration from the University of North Carolina at Chapel Hill and a BSc. (Cum
 Laude) from Technion, Israel Institute of Technology.

           Yacov Elinav, has been a member of the Supervisory Board of the Company since January 2002. Mr. Elinav has served as the head of the Holdings in Subsidiaries and Affiliates Division of the Bank Hapoalim since 1992. Mr. Elinav holds a B.A. in economics and business administration from the Hebrew University of Jerusalem.

           Johannes Endler,  has been a member of the Supervisory
 Board of the Company since January 2002. Mr. Endler has been the CFO of Fraport since 1993. Mr. Endler holds an MBA from the University of Freiburg.

           Lior Zouker has been the Chief Executive Officer and a member of the Management Board of ICTS since January 1, 1996. From 1994 to 1995, he served as the Chief Operating Officer of ICTS International B.V. and from 1991 to 1993 he served as Executive Vice-President of ICTS Holland.

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

           Stefan Vermeulen is a chartered accountant (the Netherlands). Mr. Vermeulen has been the Chief Financial Officer since February 1, 2001. Before joining the Company, Mr. Vermeulen worked as an internal auditor for Sara Lee/Douwe Egberts in the Netherlands from August 1999 until January 2001. Prior to that he worked as an internal auditor for Intergraph for two years. Previously Mr. Vermeulen worked as an external auditor with Deloitte & Touche in the Netherlands for seven years. Mr.Vermeulen holds a masters degree in information management.

           Doron Zicher has served as Vice President of Products and Technology of the Company since November 1, 2000. Mr. Zicher has been the General Manager of PI from 1988. He created and developed the APS in 1998.

           * Mr. Gerald Gitner resigned from the Supervisory Board on May 10, 2002 for personal reasons.

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

          On June 15, 1998, the Company entered into an agreement with Mr. Ezra Harel providing for the following arrangement: (i) Mr. Harel, for his services to the Company, receives a compensation of $120,000 on an annual basis; and
 (ii) a special annual bonus of 5% of the Company's: (a) capital gains, net of capital losses, net of taxes, derived from extraordinary capital transactions (defined as any transactions consummated by the Company which are not in the Company's ordinary course of business which generate capital gains or capital losses to the Company), and (b) realized gains, net of realized losses (other than interest income and expenses and/or exchange rate differentials), net of taxes, derived from either transactions in traded securities and/or other extraordinary financial transactions, if any, as reflected in the Company's annual audited consolidated financial statements.

 B. Compensation

          The aggregate direct remuneration paid to directors and officers of the Company during the year ended December 31, 2001 was approximately $841,000. This figure does not include business expenses reimbursed to such persons.

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

         The members of the Supervisory Board are Ezra Harel, Savinoam Avivi, Michael Barnea, Menachem Atzmon, Amos Lapidot and Eli Talmor. Except for Menachem Atzmon, Eli Talmor, Yaacov Elinav and Johannes Endler, all members of the Supervisory Board have served in such capacity since
January 1, 1996. Menachem Atzmon and Eli Talmor became members of the Supervisory Board in June 1999 and December 2000 respectively. Both Messrs. Elinav and Endler became members of the Supervisory Board in January 2002.

          The Supervisory Board currently has two committees: (i) an Audit Committee, whose members are Amos Lapidot, Savinoam Avivi, Menachem J. Atzmon, and Eli Talmor, (ii) and a Compensation Committee, whose members are Ezra Harel and Eli Talmor. The Audit Committee is responsible for overseeing the Company's accounting, reporting and financial control practices. The Compensation Committee is responsible for overseeing directors' and executives' stock option plans and arrangements. The sole member of the Management Board is Lior Zouker.

          The Articles of Association of ICTS require at least one member for both the Management Board and the Supervisory Board, but do not specify a maximum number of members for such boards. The general meeting of shareholders determines the exact number of members of both the Management Board and the Supervisory Board. Under the laws of the Netherlands and the Articles of Association, each member of the Supervisory Board and Management Board holds office until such member's resignation, death or removal, with or without cause, by the shareholders or, in the case of members of the Supervisory Board, upon reaching the mandatory retirement age of 72.

 D. Employees

         Prior to the sale of its European operations, the Company employed approximately 5,000 people in Europe on a regular basis. After the sale of the European operations, the number of employees in Europe is approximately 125.

          In the United States, the Company employs approximately 10,000 people of which approximately 1,300 are unionized. Most of these unionized employees are skycaps and screeners. The Company believes that its relationships with employees are generally good.

  E. Share ownership.

          The following table sets forth the number of shares of common stock, directly and indirectly, owned by all directors and executives of the Company as of March 31, 2002:

                                 NUMBER OF SHARES          PERCENTAGE

  Ezra Harel..................  3,599,200(1)                  57%
  Menachem J. Atzmon..........  3,324,200(2)                  52%
  Lior Zouker.................    470,000                      7%

  Directors and Officers
  as a Group.................   4,069,200                   64.5%

1 For purposes of United States Securities laws, Mr. Harel may be deemed to beneficially own Leedan's 2,255,000 Common Shares by reason of his control of Leedan and 1,069,200 shares owned by other companies controlled by Mr. Harel and Mr. Atzmon. This amount includes 275,000 common shares owned by Mr. Harel.

2 For purposes of United States Securities laws, Mr. Atzmon may be deemed to beneficially own Leedan's 2,255,000 Common Shares by reason of his control of Leedan and 1,069,200 shares owned by other companies controlled by Mr. Harel and Mr. Atzmon.

  Options Granted to Officers and Directors

          During 2001, the Company granted options to its directors and executive officers to purchase Common Shares at exercise prices ranging from $4.50 to $4.95 per share at the time of the exercise.

  Name                      No.                              Exercise             Expiration
                       Options Granted                        Price                 Date


  Ezra Harel               130,000                            $4.95             September 30,2002

  Menachem Atzmon           13,000                            $4.95             September 30,2002

  Savinoam Avivi            3,600                             $4.50             September 30,2002
                            3,000                             $4.50             May 3,2003

  Michael Barnea            6,600                             $4.50             September 30,2002

  Gerald Gitner             3,600                             $4.50             September 30,2002
                            9,000                             $4.50             May 3,2003

  Amos Lapidot              3,600                             $4.50             September 30,2002
                            3,000                             $4.50             May 3,2003

  Eli Talmor                3,600                             $4.50             November 13, 2003

  Lior Zouker              30,000                             $4.50             November 13, 2004
                           36,000                             $4.50             November 13, 2004

  Albert Nissim             1,800                             $4.50             September 30,2002

  Joseph Yahav             15,160                             $4.50             August 17,2003
                            4,500                             $4.50             November 13,2004

  Stefan Vermeulen          7,500                             $4.50             February 8,2005

  Doron Zicher              7,500                             $4.50             September 30, 2002
                            9,000                             $4.50             November 13, 2004




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

          As of March 31, 2002, ICTS has granted options to purchase 874,110 Common Shares, all of which have been granted to directors and executive officers of the Company as a group, at exercise prices ranging from $4.50 to $10.75 per share under the Plan. These options vest over various terms, ranging from immediately to five years. Outstanding options expire at various times, but not later than August 2005.

  Item 7. Major Shareholders and Related Party Transactions

  A. Major Shareholders.

           The following table sets forth certain information regarding the beneficial ownership of the Common Shares of ICTS, as of February 28, 2002, by each person, other than officers and directors, who is known by ICTS to own beneficially more than 5% of the outstanding Common Shares:


                             Number of Shares                 Percent of
                             Beneficially Owned                Class Owned

 Leedan...................... 2,255,000                        35.0%(1)

 Harmony .................... 1,069,260                        16.9%(2)

 Oppenhiemer Funds............  583,200                         9.0%

 Lior Zouker.................   470,000                         7.0%

 Mass Mutual International
 Equity Fund..................  328,100                         5.0%

 ---------------------------
 (1) Leedan, through wholly-owned subsidiaries, owns approximately 35% of the issued and outstanding Common Shares. Mr. Menachem J. Atzmon and Mr. Ezra Harel own, indirectly 100% of the outstanding shares of Leedan and may be deemed to control Leedan. Leedan, Mr. Atzmon and Mr. Harel may be able to appoint all the directors of ICTS and control the affairs of ICTS.

 (2) Harmony owns approximately 17% of the issued and outstanding Common Shares. Harmony is owned equally by Mr. Atzmon's Family Trust and Harel Family Trust. Mr. Menachem J. Atzmon and Mr. Ezra Harel may be deemed to control these shares as joint managing directors of Harmony.

 B. Related Party Transactions.

           In 2001 and 2002, as part of the sale of its European operations, the Company in exchange for services rendered by the members of the Supervisory Board and certain executives paid out the following bonuses:

 NAME                2001                         2002
 ----                ----                        ----

 Ezra Harel          $1,800,000(1)             $2,166,000(1)
 Boaz Harel          $  169,000(2)             $   71,000
 Savinoam Avivi      $   18,000                $   21,000
 Michael Barnea      $  225,000(3)             $  271,000(3)
 Gerald Gitner       $  118,000                $   21,000
 Menachem  Atzmon    $  412,000(4)             $  499,000(4)
 Amos Lapidot        $   18,000                $   21,000
 Lior Zouker         $1,080,000(5)             $1,303,000(5)
 Albert Nissim       $   30,000                $   36,000
 Stefan Vermulen              0                $   45,000
 Eli Talmor                                    $   21,000
 Doron Zicher        $  163,000(6)             $  136,000
 Leedan              $1,000,000                $1,208,000

 ------------------

 (1) This amount was due to Mr. Ezra Harel's agreement with the Company entered into June 1998 and was designated by him to be paid to Leedan, on behalf of Harmony.

 (2) Boaz Harel resigned as a member of the Supervisory Board on November 12, 2001. In exchange for this cash payment Mr. Boaz Harel surrendered 16,667 of stock options held by him in the Company.

 (3) The services to the Company were provided by Pinkhill Business Ltd, which received this payment from the Company.

(4) Mr. Atzmon designated this payment to be paid to Leedan, on behalf of Harmony.

 (5) This amount was paid out pursuant to an employment agreement entered into between the Company and Mr. Zouker on December 28, 1995 which was renewed on December 12, 2000.

 (6) In exchange for part of this cash payment Mr. Doron Zicher surrendered 6,667 of stock options held by him in the Company.


          In August 1997, the Company, as part of a group consisting of Leedan Systems and Properties Enterprises (1993) Ltd. and Rogosin Development and Holdings Ltd. ("Rogosin"), each an affiliate of Leedan, invested in a joint venture, Bilu Investments Ltd. ("Bilu"). Bilu is engaged in the financing of real estate projects in Israel, primarily in the residential market. In consideration for a 9.3% equity interest in Bilu, the Company contributed $259,000 and has guaranteed $2,915,000 of debt obligations of Bilu. In 2000 Bilu issued to an unaffiliated party shares in bilu representing 25% of its outstanding share capital, in consideration for an equity investment of US $2,000,000 and the provision of guarantees for debt obligations of Bilu in an amount of US $3,800,000. As a result , the Company's equity interest in Bilu has been diluted to 7% and the Company's guaranty was reduced too $2,447,000, of which $1,400,000 is on behalf of Leedan and Rogosin.

          During 1998, the Company purchased 300,000 shares (150,000 shares as a result of a 2 for 1 reverse split) of Common Stock of Pioneer from Leedan for a purchase price of $2.50 per share. Pioneer is a sister corporation through common ownership through Leedan. The Company purchased 29,000 additional shares on October 10, 2001 at $2.25 per share. In addition, on February 1, 2002, the Company subscribed for an additional 260,000 shares at $2.00 per share.

          In connection with release of certain guarantees of various debt obligations of a third party procured by the Company in 1997, the Company purchased during the year 2000 from unaffiliated parties a $1,000,000 debenture bearing interest at 10% per annum, due November 26, 2004, issued by Pioneer. This debenture is guaranteed by Leedan, a major shareholder of the Company.

          In July 2000, each of the Company and International Tourist Attractions Ltd. ("ITA"), purchased 16 common shares each of Ramasso from Leedan, representing 40% each of the outstanding share capital of Ramasso. Each of the Company and ITA paid for its shares in Ramasso for $16,000 in cash. The remaining 20% shares in Ramasso are held by a company controlled by Leedan. The Company provided loans to Ramasso from time to time aggregating approximately US $2,100,000, bearing an annual interest rate of 4.25%. Ramasso established, owns and operates, a Time Elevator [as hereinafter defined] in Rome, Italy.

     In December 2000, the Company exercised an option previously granted to it to purchase a total of 100 common shares of ITA for $600,000, representing 10% of the outstanding share capital of ITA. On October 14, 2001, ICTS agreed to increase its investment in ITA under the following principal terms: (a) the Company provided ITA with a $3,000,000 loan [which released a $1,000,000 bank guaranty previously provided by the Company in favor of ITA]; (b) the Company was granted with a Warrant to purchase 13.3% of ITA shares exercisable during a period of three years, at an exercise price that shall be determined according to an evaluation of ITA to be made by an independent consultant; (c) the Company was granted the right of first refusal to establish and own, on its own account, any Time Elevator project to be initiated by ITA in the United States; (d) ITA will supervise and manage the establishment of such projects for a fee that shall be equal to 20% of the projects costs; (e) the Company has the option to acquire from ITA 20% of ITA's stake in each Time Elevator project of ITA in Europe for a period of two years from the start of such project; and (f) ITA has the option to acquire from the Company 20% of the Company's stake in each Time Elevator project of the Company for a period of two years from the start of such project. The first project for which the Company exercise its right of first refusal, described above, is in Atlantic City, New Jersey where the Company is currently engaged in the establishment of the Time Elevator project.

      ITA is an Israeli based private company established in 1994 which has been in the business of developing equipment and media for entertaining and educational tourist attractions combining motion based platforms and synchronized movies and sound effects ("Time Elevators"). Ezra Harel and Menachem Atzmon, the two controlling majority shareholders and members of the Supervisory Board of the Company are, indirectly, the major shareholders of ITA.

    The Company's investments in ITA, Ramasso, and directly in Time Elevator projects are part of the Company's strategy to seek and develop other revenue producing businesses.

          On July 24, 2001, ICTS, through an assignment from Noaz Management Company, invested $400,000 in Artlink Inc, a company with expertise in curating and producing art exhibits, servicing and representing new artists and managing an auction site on the internet offering artwork for sale and boasting one of the biggest online art catalogues. Ezra Harel a major shareholder and member of the Supervisory Board of the Company is a major shareholder of Noaz Management Company.

          During 2001 and 2002 the Company provided loans to Leedan aggregating approximately $3.6 million bearing interest at libor plus 3%. The loans mature during April and May 2003.


Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

B. Significant Changes.

          Sale of the European Operations

          Two major events in 2001 and early 2002 significantly changed the business operations of the Company: (i) the acceleration of the sale of the European operations of the Company to Civas and its parent company, Fraport, and
(ii) the passage of the new security act by the United States Congress in response to the terrorist attacks in New York City and Washington, DC on September 11, 2001. As a result of these events, going forward, the Company will have very limited operations in four countries in Europe and may cease its security operations in United States by the mandates of the Security Act. These events present the following specific risks concerning the current and future operations of the Company.

          Loss of revenues due to the Sale of the European Operations

          On February 1, 2002, the Company, in accordance with agreements entered into with Civas and/or Fraport on October 2000 and December 2001 completed the sale of ICTS Europe, the Company's subsidiary responsible for the Company's European operations. As a result of this transaction, the Company has fully divested itself as of January 1, 2002 from its European operations except for the operations in the Netherlands (carried by an affiliate of the Company) and the republics as successor states of Soviet Union including Russia, Georgia and Kazakhstan. Such European operations accounted for approximately 53% of the revenues of the Company in 2001. Accordingly, as long as the Company will not acquire or develop an alternative source of revenues it expects to derive the overwhelming majority of its revenues from its current operations in the USA, primarily from its airport security operations. During calendar 2002 the Company expects to derive substantially increased revenues from its USA operations, as compared to calendar 2001. Such increased revenues are expected by the Company in 2002 to offset the loss of revenues resulting from the sale of the European operations. However, due to the risks associated with such USA operations (see "The events of September 11, 2001") the Company may in the future suffer a substantial decrease in its revenues as compared to 2001. Such substantial decrease in revenues will have a material adverse effect on the financial position and results of operations of the Company.

         Probable involuntary termination of USA airport security operations due to the Security Act

         The terrorist attacks of September 11, 2001 in the USA significantly changed the aviation security industry in the United States. In response to the terrorist attacks on that day leading to the destruction of the "twin towers" in New York and damage to the Pentagon in Washington, D.C. and the loss of life of thousands of civilians, the United States legislators passed on November 17, 2001 the Security Act whereby airport security would fall under the oversight and supervision of the TSA. (See "The Impact of September 11 attacks under "Risk Factors a associated with United States operations" below).

         One of the major goals of The Company management's following the signing on October 2000 of the agreement for the sale of the

European operations was to focus on airport security operations in United States offered through Huntleigh. However, the Security Act and the implementation of new security measures by the Federal Government are likely to result in an involuntary termination in calendar 2002 and/or shortly thereafter of substantially all of the airport security operations of Huntleigh with a corresponding loss of a substantial and majority portion of the current revenues of the Company. Such termination or significant reduction of airport security operations and loss of a majority of the revenues will have a material adverse effect on the financial position and results of operations of the Company. The Company may not predict the exact timetable in which the above new security measures shall be implemented, nor what would be the exact effect of such implementation on the Company.

         Change in business strategy

          As a result of the sale of its European operations and the potential loss of airport security operations in the United States, the Company is in the process of changing its business strategy and may be required to revise such business strategy further during 2002. The current new business strategy includes (a) concentrating on developing technological solutions systems for the aviation security industry, (b) developing or acquiring security activities other than aviation security, (c) investing in security related and non-security related businesses which management anticipates may have a future benefit to the Company, and (d) seeking other revenue producing businesses.

          No assurance can be given, that the Company shall be successful in its attempts to change and/or implement its business strategy. Failure by the Company to change its business strategy or implement it successfully will have a material adverse effect on the financial conditions and results of operations of the Company.


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

         As of January 1 2002, for Dutch corporate income tax purposes business affiliates should calculate their profits at arms length. Therefore, if in transactions between such affiliates, certain benefits are bestowed on either entity because of such affiliation and if any profits are realized due to such association, then both entities should include such profits as part of their income.

Participation exemption

          In addition, all income of ICTS arising from dividends paid by its subsidiaries or affiliates or capital gains from the sale of its shares in subsidiaries or affiliates is exempt from corporate income tax in the Netherlands if the following conditions are fulfilled: (i) ICTS must hold at least 5% of the nominal paid-in capital of the subsidiary or affiliate, (ii) the subsidiary or affiliate must be an operating company, (iii) the subsidiary or affiliate must be subject to taxation of its profits in its jurisdiction of incorporation or residence and (iv) for non-European Community subsidiaries or affiliates or for European Community subsidiaries or affiliates in which ICTS owns less than 25% of the nominal paid-in capital, as well as for larger shareholdings if the EU company is to benefit from the participation exemption, ICTS must not hold the shares in the subsidiary or the affiliate merely as a portfolio investment (which is deemed to be the case if the activities of the subsidiary or affiliate consist mainly of the financing of (directly or indirectly) entities related to ICTS or assets of such entities). The Company currently fulfills these requirements. Consequently, all income of ICTS arising from dividends paid by its subsidiaries or affiliates or capital gains from the sale of its shares in its subsidiaries or affiliates is exempt from corporate income tax in the Netherlands.

          The sale of the European operations also falls under the same tax schedule, and as such, the sale is considered exempt from corporate income tax in the Netherlands.

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

Dividend Withholding Tax in the Netherlands

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

         A non-resident Shareholder can be eligible for a reduction or a refund of the Dutch dividend withholding tax under a tax convention which is in effect between the country of residence of the shareholder and the Netherlands. The Netherlands has concluded such conventions with, among others, the United States, most European Community countries, Canada, Switzerland and Japan. Under most of these conventions, a dividend withholding tax in the Netherlands is reduced to a rate of 15% or less.

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

         Generally, there is no dividend withholding tax applicable in the Netherlands on the sale or disposition of Common Shares to persons other than ICTS or its subsidiaries or affiliates. In case of sale or disposition of common shares to ICTS or any of its subsidiaries, the dividend withholding tax in the Netherlands may apply. However, after January 1, 2001, in limited circumstances, the Dutch dividend withholding tax will not apply to repurchases of shares by ICTS.

         In addition, in an effort to reduce the practice of dividend stripping to reduce or avoid the applicable taxes, the Dutch tax authorities have introduced new laws to avoid such practices effective retroactively from April 27, 2001.


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

         The above paragraph concerning substantial interest holders refers to tax legislation which became effective January 1, 1997.

Special rules may apply to non-resident Shareholders who owned a substantial interest or deemed substantial interest under the rules applicable before such dates and to non-resident Shareholders who own a substantial interest or deemed substantial interest as a result of modifications of the special tax regime for substantial interest holders as of such dates.

          As of January 1, 2001, a non-resident individual taxpayer can opt to be treated like a resident of the Netherlands for tax purposes. This choice will allow the individual to benefit from deductions and other tax benefits only available to residents of the Netherlands. However, in most cases, this choice may not prove beneficial since then the individual will be liable for its worldwide income as well as its entire worldwide holdings to taxes in the Netherlands.

Net Wealth Tax in the Netherlands

         A non-resident individual Shareholder is not subject to net wealth tax in the Netherlands with respect to the Common Shares, provided: (i) the Common Shares are not an asset attributable to a resident enterprise or to a permanent establishment or a permanent representative of a non-resident enterprise, as well as the Common Shares are not an asset that comes of a co-entitlement other than being a shareholder, in such an enterprise and (ii) the non-resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than through ownership of securities or through employment, to which enterprise the Common Shares are attributable. Corporations are not subject to net wealth tax in the Netherlands. Furthermore, the net wealth tax in the Netherlands was abolished on January 1, 2001.

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

         (b) the Common Shares held by the non-resident do not qualify as "fictitious real estate holdings" for Dutch real estate transfer tax purposes.

         (c) the non-resident Shareholder has not been a resident of the Netherlands at any time during the ten years preceding the time of the gift or death or, in the event he or she has been a resident of the Netherlands in that period, the non-resident Shareholder is not a citizen of the Netherlands at the time of the gift or death; and

         (d) for purposes of the tax on gifts, the non-resident Shareholder has not been a resident of the Netherlands at any time during the twelve months preceding the time of the gift.

         (e) the beneficiaries of a deceased non-resident Shareholder have not requested the treatment of the deceased Shareholder as a resident of the Netherlands according to the Dutch inheritance taxes.

         (f) In case of a grant of the Common Shares by a non- resident Shareholder, the donee has not requested to have the donor treated as a resident of the Netherlands for Dutch gift tax purposes.

F. Dividends and paying agents.

         On each of July 23, 2001 and May 13, 2002, the Company declared and paid a $1.69 dividend per share of Common Stock (net of all withholding taxes required by the Netherlands). For a discussion of the applicable taxes on such dividends see, "Netherlands Dividend Withholding Tax".

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

                                                                         PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

         N/A

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         N/A

                                                                        PART III

Item 17.          Financial Statements

         See Item 18.

Item 18.          Financial Statements                               Page

Report of Independent Auditors                                       F-1
Consolidated Financial Statements:
Consolidated Balance Sheets                                          F-3
Consolidated Statements of Operations
 and Comprehensive Income                                            F-4
Consolidated Statements of Changes in
 Shareholders' Equity                                                F-5
Consolidated of Statements of Cash Flows                             F-6
Notes to Consolidated Financial Statements
                                                                     F-9

Item 19.  Exhibits

1.    Articles of Association of the Company.*
2.        Specimen of the Company's Common Stock.*

                  * Incorporated by reference to the Company's 1999 annual report filed with the Commission on Form 20F.





62

PriceWaterhouseCoopers



                                              REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
ICTS INTERNATIONAL N.V.

We have audited the accompanying consolidated balance sheets of ICTS
International N.V. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation, constitute approximately 17% and 10.7% of total consolidated assets as of December 31, 2001 and 2000 respectively, and whose revenues included in consolidation constitute approximately 14% and 6.9% of total consolidated revenues for the years ended December 31, 2001 and 2000 respectively. The financial statements of those subsidiaries were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those subsidiaries , is based on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States including those prescribed by the Israeli auditors (Mode of performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2000, and the consolidated results of its operations and comprehensive income, changes in shareholders' equity and the cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As further discussed in note 1 to the consolidated financial statements , the company's current operating environment has been dramatically impacted as a result of the terrorist events of September 11, 2001 and the subsequent passage of the Aviation and Transport Security Act in November 2001. As a result of these events, the company's ability to continue to provide security screening services has been adversely impacted. Management consideration of the Impact of these events on the Company's operations, its ability to generate future cashflows and the recoverability of its assets as a result of these events are set forth in note 1.


Tel-Aviv, Israel                 Kesselman & Kesselman
   May..., 2002                 Certified Public Accountants (Isr.)




                                                 ICTS INTERNATIONAL N.V.
                                               CONSOLIDATED BALANCE SHEETS

                                (US $ in thousands, except for share and per share data )



                                                                                         December 31,
                                                                                       2001         2000
                                       A s s e t s
         CURRENT ASSETS:
             Cash and cash equivalents (note 2c)                                     $ 17,414      $  6,306
             Short-term investments  (note 3)                                           3,905         5,880
             Accounts receivable - trade                                               22,215        30,331
             Other current assets                                                       4,242         6,335
                                                                                      -------       -------
                      T o t a l  current assets                                        47,776        48,852
                                                                                      -------       -------
         INVESTMENTS AND LONG-TERM RECEIVABLES:
             Investments in  associated companies (note 5)                             12,528         2,569
             Other investments and long-term receivables, net of current

                maturities (note 6)                                                     2,427         6,713
             Long-term loan to a related party (note 17c)                               2,219
             Deferred income taxes (note 14)                                              247         3,168

                                                                                      -------       -------

                                                                                      17,421        12,450

                                                                                      -------       -------
         MINORITY INTEREST                                                                               63
                                                                                                    -------

         PROPERTY AND EQUIPMENT (note 7):

             Cost                                                                       1,783         6,046
             L e s s - accumulated depreciation                                         1,074         2,622

                                                                                      -------       -------
                                                                                          709         3,424
                                                                                      -------       -------
         GOODWILL, net of accumulated amortization of $ 1,236 in
             2001 and $ 3,091 in 2000 (note 2g)                                         8,484        12,759
                                                                                      -------       -------
         OTHER ASSETS AND DEFERRED CHARGES, net of
             accumulated amortization of  $31 in 2000                                     147           227
                                                                                      -------       -------

                                                                                     $ 74,537      $ 77,775

                                                                                      =======       =======

The accompanying notes are an integral part of the consolidtated financial statements.



--------------------------------------------------------------------------------------------------------------------------
                                                 ICTS INTERNATIONAL N.V.
                                               CONSOLIDATED BALANCE SHEETS

                                (US $ in thousands, except for share and per share data )




                                                                                               December 31,
                                                                                             2001         2000
                             Liabilities and shareholders' equity
       CURRENT LIABILITIES:
           Short-term credit (note 8)                                                       $ 5,064      $  3,237
           Current maturities of long-term loans (note 10)                                   15,000         8,200
           Accounts payable - trade                                                             882         3,123
           Accrued expenses and other liabilities (note 9)                                   15,573        21,065
                                                                                            -------       -------
                    T o t a l  current liabilities                                           36,519        35,625
                                                                                            -------       -------
       LONG-TERM LIABILITIES:
           Deferred income taxes (note 14)                                                                    283
           Accrued severance pay (note 11)                                                       84         1,571
           Long-term loans, net of current maturities (note 10)                                 100        12,821
                                                                                            -------       -------
                    T o t a l  long-term liabilities                                            184        14,675
                                                                                            -------       -------
       COMMITMENTS  AND CONTINGENT
           LIABILITIES (note 12)
                                                                                            -------       -------
                    T o t a l  liabilities                                                   36,703        50,300
                                                                                            -------       -------
       SHAREHOLDERS' EQUITY:
           Share capital - shares of common stock, par value 1 NLG: authorized -
             17,000,000 shares; issued and outstanding - 6,640,580 shares on
             December 31, 2001 (6,571,480 on

             December 31, 2000)                                                               3,592         3,565
           Additional paid-in capital                                                        19,537        19,102
       Other capital surplus                                                                     25            45
           Retained earnings                                                                 27,830        15,685
           Cumulative other comprehensive loss                                              (11,430)       (9,147)

                                                                                            -------       -------

                                                                                             39,554        29,250

           Treasury stock - shares of common stock repurchased (308,180 at
             December 31, 2001 and 322,611 on December 31, 2000) - at cost                   (1,720)       (1,775)
                                                                                            -------       -------

                    Total shareholders' equity                                               37,834        27,475

                                                                                            -------       -------

                                                                                          $  74,537      $ 77,775

                                                                                           =======       =======
F-3

 The accompanying notes are an integral part of the consolidated financial statements.




                                                 ICTS INTERNATIONAL N.V.
                              CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                 (US $ in thousands, except for share and per share data)


                                                                                        Year ended December 31,
                                                                                   *2001          2000          1999

REVENUES                                                                        $ 212,137      $ 147,364      $ 134,819
COST OF REVENUES                                                                   189,925        131,540       118,915
                                                                                   -------        -------       -------
GROSS PROFIT                                                                        22,212         15,824        15,904
AMORTIZATION OF GOODWILL                                                               820          1,151           840
SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES                                                                        18,091         11,768        10,146
                                                                                   -------        -------       -------
OPERATING INCOME                                                                     3,301          2,905         4,918
INTEREST INCOME                                                                      1,649            733           960
INTEREST EXPENSE                                                                    (1,637)        (1,927)       (1,467)
EXCHANGE DIFFERENCES                                                                 1,965            851           691
OTHER INCOME (EXPENSES), NET (note 13)                                              28,970         (1,008)          (86)
                                                                                   -------        -------       -------
INCOME BEFORE TAXES ON INCOME                                                       34,248          1,554         5,016
TAXES ON INCOME  (note 14)                                                           4,919            737         2,645
                                                                                   -------        -------       -------
INCOME  FROM OPERATIONS OF THE COMPANY
    AND ITS SUBSIDIARIES                                                            29,329            817         2,371
SHARE IN PROFITS (LOSSES) OF ASSOCIATED
    COMPANIES -NET  (note 5b)                                                         (356)           239            74
MINORITY INTERESTS IN LOSSES (PROFITS) OF
    SUBSIDIARIES -net                                                               (2,736)            28            (2)
                                                                                   -------        -------       -------
INCOME BEFORE CUMULATIVE EFFECT OF AN
    ACCOUNTING CHANGE                                                               26,237          1,084         2,443
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF
    AN ACCOUNTING CHANGE                                                                                           (113)
                                                                                  -------        -------       -------
NET INCOME FOR THE YEAR                                                           $ 26,237        $ 1,084       $ 2,330
                                                                                  -------        -------       -------
OTHER COMPREHENSIVE INCOME (LOSS):
    Translation adjustments                                                         (1,811)        (2,516)       (4,262)
    Unrealized gains (losses) on marketable securities                                (472)           727          (128)
                                                                                   -------        -------       -------
                                                                                    (2,283)        (1,789)       (4,390)
                                                                                   -------        -------       -------

COMPREHENSIVE INCOME (LOSS) FOR THE YEAR                                          $ 23,954         $ (705)     $ (2,060)
                                                                                   =======        =======       =======
NET INCOME  PER SHARE (note 2k):
    Basic                                                                           $ 4.19         $ 0.17        $ 0.37
                                                                                   =======        =======       =======
    Diluted                                                                         $ 4.09         $ 0.17        $ 0.37

                                                                                   =======        =======      =======

*see note 1b.

F-4
The accompanying notes are an integral part of the consolidated financial statements.


                                                 ICTS INTERNATIONAL N.V.
                                CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (US $ in thousands, except for share and per share data)


                                                                                                    Accumulated
                                       Shares of Common                                               other
                                             Stock          Additional    Other
                                       Number               paid-in       capital      Retained    comprehensive   Treasury
                                     of shares    Amount    capital      surplus      earnings     income (loss)   stock      Total
                                     _________    _______   _______      ________     _________    _____________   ______     _____

BALANCE AT JANUARY  1, 1999           6,360,080   $ 3,564   $ 19,090                   $ 12,435    $(2,968)       $(1,222)  $30,899
CHANGES DURING 1999:
  Shares of common stock               (113,211)                                                                     (553)     (553)
   repurchased
  Comprehensive income:
    Net income                                                                            2,330                                2,330
    Other comprehensive income
     (loss):
      Translation adjustments                                                                         (4,262)                (4,262)
      Unrealized losses on
      marketable
        Securities                                                                                      (128)                  (128)
                                                                                                                            -------
    Total comprehensive loss                                                                                                 (2,060)
                                       --------   -------      -------                  -------      -------        ------   -------
BALANCE AT DECEMBER 31, 1999          6,246,869     3,564       19,090                   14,765      (7,358)        (1,775)   28,286
                                       --------   -------      -------                  -------      -------        -------  -------

CHANGES DURING 2000:
  Stock options exercised                 2,000         1           12                                                            13
                                                                                                                              -----
   Option to service provider                                                  45                                                 45
(note 19)
                                                                                                                               -----
   Excess of cost over the book
value of equity acquired from
Company's holders                                                                         (164)                               (164)
                                                                                                                             -------
  Comprehensive income (loss):
    Net income                                                                            1,084                                1,084
    Other comprehensive income (loss):
      Translation adjustments                                                                         (2,516)                (2,516)
      Unrealized gains on
      marketable securities.                                                                            727                     727
                                                                                                                             -------
    Total comprehensive loss                                                                                                   (705)
                                       --------   -------      -------    -------       -------      -------         ------   ------
BALANCE AT DECEMBER 31, 2000          6,248,869     3,565       19,102         45        15,685     * (9,147)        (1,775)  27,475
                                       --------   -------      -------    -------       -------      -------         -------  ------
CHANGES DURING 2001:
  Stock options exercised                69,100        27          435                                                           462
                                                                                                                                 ---
  Share of common stock repurchased     (18,902)                                                                        (132)  (132)
                                                                                                                               -----
  Stock options exercised from
   treasury  stock                          33,333                            (20)                                       187     167
                                                                                                                               -----
   Dividend                                                                             (14,092)                            (14,092)

  Comprehensive income:

    Net income                                                                           26,237                               26,237
    Other comprehensive income:

      Translation adjustments                                                                         (1,811)                (1,811)
      Unrealized losses on
      marketable Securities                                                                             (472)                  (472)
                                                                                                                             -------
    Total comprehensive income                                                                                                23,954
                                       --------   -------      -------    -------       -------      -------         -----   -------

BALANCE AT DECEMBER 31, 2001          6,332,400   $ 3,592     $ 19,537      $   25     $ 27,830    $ * (11,430)     $(1,720) $37,834
                                       ========   =======      =======    =======       =======      =======          ======  ======

* Composed as follows:
                                                                                December 31,
                                                                             2001          2000
    Cumulative translation adjustments                                     $ (10,843)     $ (9,032)
    Cumulative unrealized losses on marketable securities                       (587)         (115)
                                                                             -------       -------
                                                                           $ (11,430)     $ (9,147)
                                                                             =======       =======

F-5
 The accompanying notes are an integral part of the consolidated financial statements.





                                                                                                           (Continued) - 1
                                                 ICTS INTERNATIONAL N.V.
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (US $ in thousands, except for share and per share data)
                                                                                    Year ended December 31,

                                                                                2001        2000          1999
      CASH FLOWS FROM OPERATING ACTIVITIES:

          Net income for the year                                              $ 26,237     $ 1,084      $ 2,330
          Adjustments to reconcile net income to net cash

              provided by (used in) operating activities:

             Depreciation and amortization.                                       2,105       2,001        1,565
             Deferred income taxes                                                  (84)     (2,111)        (410)
             Increase (decrease) in accrued severance pay                             8         239          282
             Capital loss (gain) on fixed assets                                    550        (137)          (7)
             Gain on sale of 45% of the investment in ICTS Europe               (34,260)
             Gain on sale of AMS                                                 (1,232)
             Unrealized profit on sale of APS                                      (468)
             Realized loss (gain) on marketable securities and
                Write off  of loans                                               1,114       1,673         (359)
             Write off of Investments                                             4,489
             Write off of Doubtful Debts                                            670
             Exchange loss (gain) on long-term loans                                           (460)         705
             Minority interests                                                   2,736         (28)           2
             Share in profits (losses) of associated companies                      409        (239)         (74)
             Changes in operating assets and liabilities:

                Accounts receivable                                             (14,491)     (6,622)      (7,669)
                Other current assets                                             (1,248)     (3,322)        (263)
                Accounts payable                                                  1,441         758          449
                Accrued expenses and other liabilities                           13,011       5,606        2,959
                                                                                 ------      ------      -------
          Net cash provided by (used in) operating activities                       987      (1,558)        (490)
                                                                                 ------      ------      -------
      CASH FLOWS FROM INVESTING ACTIVITIES:

          Purchase of time deposits and marketable securities                    (1,235)    (12,447)      (8,102)
          Proceeds from sale of short-term investments                            2,419      16,059        3,860
          Purchase of other investments                                          (2,086)     (5,590)        (885)
          Proceeds from sale of other investments                                               116        1,763
          Purchase of equipment                                                  (1,564)     (1,481)        (994)
          Proceeds from sale of 45% of investment in ICTS Europe, net (b)        38,420

             Cash in subsidiary excluded from the consolidation                  (7,388)
          Acquisition of the 20% minority share in consolidated company          (1,900)
          Proceeds from sale of associated company                                2,000
          Acquisitions of subsidiaries, net of cash acquired (a)                                409           17
          Associated companies - acquisition of shares and granting of           (3,459)        (16)
          loans
          Long term loans granted                                                (2,219)
          Proceeds from sale of equipment                                           557         261           61
          Decrease (increase) in other assets                                       (19)         26            6
                                                                                 ------      ------      -------
          Net cash provided by (used in) investing activities                    23,526      (2,663)      (4,274)
                                                                                 ------      ------      -------
      CASH FLOWS FROM FINANCING ACTIVITIES:
          Stock options exercised                                                   519          13
          Treasury stock - shares of common stock repurchased                                               (553)
          Dividend paid                                                         (14,092)
          Long-term loan received                                                51,078      34,916        5,858
          Discharge of long-term loans                                          (51,282)    (29,806)      (1,136)
          Net increase (decrease) in short-term bank credit                       3,287      (1,483)         (52)
          Short-term credit received from related party                                       1,625
                                                                                 ------      ------      -------
          Net cash provided by (used in) financing activities                   (10,490)      5,265        4,117
                                                                                 ------      ------      -------
      EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE
          RATES ON CASH AND CASH EQUIVALENTS                                     (2,915)     (1,533)      (3,831)
                                                                                 ------      ------      -------
      INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           11,108        (489)      (4,478)
      BALANCE OF CASH AND CASH EQUIVALENTS
          AT BEGINNING OF YEAR                                                    6,306       6,795       11,273
                                                                                 ------      ------      -------
      BALANCE OF CASH AND CASH EQUIVALENTS
          AT END OF YEAR                                                       $ 17,414     $ 6,306      $ 6,795
                                                                                 ======      ======      =======


F-6
The accompanying notes are an integral part of the consolidated financial statements.



                                                                                                           (Concluded) - 2
                                                 ICTS INTERNATIONAL N.V.
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (US $ in thousands, except for share and per share data)




                                                                                     Year ended December 31,
                                                                                2001          2000          1999
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES - cash paid during the year for:
    Interest                                                                     $1,199      $ 1,636       $ 1,239
                                                                                =======      =======       =======
    Taxes on income                                                             $ 2,548      $ 1,685       $ 2,563
                                                                                =======      =======       =======
SUPPLEMENTAL DISCLOSURES OF NON-CASH
    INVESTING AND FINANCING ACTIVITIES:
    Sale (repurchase) of an investment in an associated company
       financed by a loan (see note 5a(2))                                                                  $ (565)
                                                                                                           =======
    Dividend receivable from associated company                                                $ 297         $ 317
                                                                                             =======       =======


    Sale (purchase) of fixed assets, not yet paid                                            $ 1,700      $ (2,260)

                                                                                             =======       =======

                                                                                     Year ended December 31,
                                                                                             2000          1999


(a) Acquisitions, net of cash acquired (see note 4):
    Assets and liabilities of the subsidiaries at date of
       acquisition :
       Working capital, excluding cash and cash
           Equivalents                                                                        $ (702)      $ 3,730
       Property, equipment and investments                                                        47           474
       Other assets                                                                                             15
       Long-term liabilities                                                                                (5,526)
       Deferred tax liabilities                                                                               (880)
       Accrued severance pay                                                                     (10)
                                                                                             -------       -------
                                                                                                (665)       (2,187)
                                                                                             -------       -------

         Minority interest                                                                        32           101
                                                                                             _______       V______
       Decrease  in other investments                                                                       (5,434)

                                                                                                           -------
          Goodwill                                                                               224         7,503
                                                                                             -------       -------

                                                                                              $ (409)        $ (17)
                                                                                             =======       =======



F-7
 The accompanying notes are an integral part of the consolidated financial statements.







                                                 ICTS INTERNATIONAL N.V.
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (US $ in thousands, except for share and per share data)




                                                                                  Year ended December 31, 2001

(b) Assets and liabilities of ICTS Europe Holdings B.V. excluded
       From the consolidation , net (see note 1):
    Assets and liabilities of the subsidiary previously
       consolidated:
       Working capital, excluding cash and cash
           Equivalents                                                                       $ 5,052
       Property, equipment and other assets                                                    2,138
       Long-term liabilities                                                                  (6,708)
        Goodwill                                                                               4,494
    Minority interest                                                                         (5,772)
    Investment in ICTS Europe Holdings B.V.                                                   (6,592)
                                                                                             -------
                                                                                            $ (7,388)
                                                                                             =======






 F-8
 The accompanying notes are an integral part of the consolidated financial statements.








                                                 ICTS INTERNATIONAL N.V.
                                              NOTES TO FINANCIAL STATEMENTS

                                 (US $ in thousands, except for share and per share data)


NOTE 1 - GENERAL:

             a.   Operations:


                  ICTS International N.V., including its subsidiaries and associated companies (collectively referred to herein as "ICTS" or "the Company"), is a leading provider of enhanced aviation security services and until December 31, 2001 (as discussed in b. below) provided such services to the European and U.S. operations of the major U.S. carriers. The Company's principal service for these clients in 2001 had been the implementation of passenger risk evaluation and classification procedures, generally described as "advanced passenger screening or APS." In Europe, the Company also provided other airport security services, such as the operation of check-points and hold-baggage screening systems, and, to a lesser extent, certain aviation passenger handling services and certain general security services. In the United States, the Company provides airport services such as pre-departure screening, skycaps, wheelchair attendants, agents, guards, janitorial personnel, maintenance, ramp and shuttle services.
                  As to the Company's operation in the USA see c. below. The
                  Company is also engaged in security consulting, training and auditing for airlines and airports in both the United States and Europe.


             b.   Sale of  ICTS Europe Holdings B.V. ("ICTS Europe")


                  1) On October 5, 2000 the Company entered into a share
                     purchase agreement (the "Share Purchase Agreement") with
                     Civil Aviation Security Services GmbH ("Civas"), whereby
                     Civas was to acquire in two stages, 100% of the shares of ICTS Europe, for a purchase price of approximately $100 million, in cash. As part of the first stage of the transaction, Civas acquired from the Company 45% of the outstanding shares in ICTS Europe for a payment of $45 million U.S. dollars in cash on January 3, 2001. The sale of the remaining 55% of shares in ICTS Europe was to be completed on December 31, 2003. The consideration for the purchase of those shares was to be adjusted in accordance with an agreed upon formula based on the results of operations of ICTS Europe during the period from January 1, 2001 until December 31, 2003 (the "Second Stage").

                     Pursuant to an addendum on November 15, 2001 to the Share
                     Purchase Agreement signed (the "Addendum"), Civas and ICTS agreed that the sale of the remaining 55% shares in ICTS
                     Europe was to be completed in the first quarter of 2002. As part of such agreement, Fraport AG ("Fraport"), the parent company of Civas, became a party to the agreement and ultimately became the purchaser of such remaining 55% shares for a consideration of approximately $60 million.



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                 (US $ in thousands, except for share and per share data)

NOTE 1 - GENERAL (continued):


                     As a result of the sale, the Company has fully divested itself from its European operations except for its operations in the Netherlands (carried by an affiliate of the Company) and the Republics as successor states of the Soviet Union, including Russia, Georgia and Kazakhstan.

                     The net capital gain from the sale of the 45% interest is approximately U.S. $ 34 million, which was recorded in the first quarter of 2001. The capital gain expected on the sale of the remaining 55% is approximately $ 41 million, which will be recorded in the first quarter of 2002.

                     According to the addendum ICTS lost its control in ICTS
                     Europe in December 2001 and therefore as of December 31, 2001 excluded ICTS Europe assets and liabilities from consolidation; however, the 2001 consolidated results of operations include the results of ICTS Europe through December 31, 2001.

                   2) The following financial information presents operating
                     data of ICTS Europe which were included in the financial statements:

                                                                             Year ended December 31
                                                                    -------------------- ---------------------
                                                                           2001                  2000
                                                                                 $ in thousands



           Revenues                                                     113,088               77,932

                                                                        =======              =======

           Gross profit                                                  13,253                9,478

                                                                        =======              =======

           Operating income                                               8,418                5,616

                                                                        =======              =======

           Net income (loss)                                              4,166                5,806

                                                                        =======              =======



             c.   Impact of events of September 11, 2001


                  On November 19, 2001, as a result of the events of September
                  11, 2001, the Aviation and Transportation Security Act was signed into law by the president of the Unites States of America. The Aviation and Transportation Security Act makes airport security including security screening operations for passenger air transportation and intrastate air transportation becoming a direct responsibility of the Federal government as administered by the Transportation Security Administration. As a result the Company's future screening operations will likely cease, although the Company believes it to be unlikely

                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                 (US $ in thousands, except for share and per share data)

NOTE 1 - GENERAL (continued):


                  that the screening operations will cease prior to November 19, 2002. Management has asserted that although it will not generate future cash flows subsequent to November 19, 2002 related to its screening operations, the Company's estimated cash flows from screening operations prior to November 19, 2002 are in excess of the carrying value of the goodwill and long-lived depreciable assets attributable to the screening operations in the United States. As a result, there has been no impairment recorded by the Company at December 31, 2001. On
                  February 17, 2002 the Company was awarded a security service contract (the "contract") by the Transportation Security
                  Administration to continue to provide security services in all of its current airport locations until the earlier of either the completed transition of these security services to the U.S. Federal government or November 19, 2002. Although the contract provides for the exercise of a one-time option by the Transportation Security Administration to extend these services until April 2003, there can be no assurance that such option will be exercised. The management's estimated cash flows from operations in the period January 1, 2002 through November 19, 2002 are in excess of the carrying value of the goodwill.



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

             The significant accounting policies, applied on a consistent basis are as follows:

a.       Functional and reporting currency

                  The accompanying financial statements have been prepared in U.S. dollars ("dollars" or "$"). Substantially all of the revenues of ICTS and its subsidiaries are received, and substantially all of their operating costs are incurred, in local currencies. The functional currencies of ICTS and its subsidiaries are the local currencies in which each such entity


                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                 (US $ in thousands, except for share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                  operates. Their financial statements are translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("FAS") No. 52 of the Financial Accounting Standards Board of the United States
                  ("FASB"). Assets and liabilities of the Company are translated from the local currencies to dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year.

                  Gains or losses resulting from translation are included as a separate component of other comprehensive income. Cumulative translation adjustments are reflected in a separate component of shareholders' equity, under "other comprehensive income
                  (loss)".

Following the sale of the European operations at the beginning of 2002 (see note
1b.) the Company's functional currency became the U.S. dollar.



             b.   Principles of consolidation

                  The consolidated financial statements include the accounts of ICTS and its over 50% controlled subsidiaries. Significant inter-company accounts and transactions have been eliminated.
                  Profits from inter-company transactions, not yet realized outside the Company, have also been eliminated.

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


                       Any decline in the fair market value of the securities that is not of a temporary nature is included in the statement of operations as a realized loss.



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                 (US $ in thousands, except for share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                  2)   Other investments

                       Investments in less than 20%-owned privately-held companies in which the Company does not have the ability to exercise significant influence are stated at cost. The
                       Company's management evaluate its investments from time to time and recognizes losses for decline in the value of these investments if necessary.

             e.   Investments in associated companies


                  Investments in companies in which the Company holds 20% interest or more up to 50%, or has the ability to exercise significant influence, but not control are accounted for under the equity method.

                               f.   Property and equipment

                                    Property and equipment are stated at cost.
                                    Depreciation and amortization are computed using the straight-line method over the estimated useful life of the assets. The estimated useful life used in determining depreciation and amortization is as follows:


                                                                            Years

                      Equipment and facilities                              3 - 16
                      Vehicles                                              3 - 7
                      Office furniture and equipment                        3 - 14



                  Leasehold improvements are amortized by the straight line method over the period of the lease or the estimated useful life of the improvements whichever is shorter (3-12 years).
                  The estimated useful life of the equipment in the U.S.
                  operation is 5 years.


             g.   Goodwill


                  Goodwill represents the excess of cost of acquisition of subsidiaries and associated companies over the fair market value of their identifiable net assets, at acquisition dates.
                  Goodwill is amortized by the straight-line method, primarily over 20 years, based on the businesses' established position in their industries. As to the goodwill assigned to the security operations of the U.S. subsidiary ($ 8,484, net as of December 31, 2001), which security operations will be ceased on November 19, 2002 under the Security Act (see note

                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                 (US $ in thousands, except for share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):


1c.), and having regard to the agreements signed with the U.S. Government on February 2002, the Company has decided to expense this balance throughout the remainder of the period until the cessation of operations.

             h.   Impairment in value of investments and  fixed assets

                  The Company evaluates impairment of long lived assets under the provisions of FAS No. 121 of the FASB, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." FAS 121 requires that long-lived assets, identifiable intangibles and goodwill related to those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under
                  FAS 121, if the sum of the expected future cash flows
                  (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss is recognized. In 2001, the Company wrote off investments in several technology start-up companies at the amount of $4.5 million due to the financial condition of these companies and the Company's assessment of their future prospects (see note 6a).


             i.   Treasury stock


                  Shares repurchased are presented as a reduction of shareholders' equity, at their cost, under "Treasury stock - common shares repurchased." Gains, net of losses and of the related tax, on sale of these shares recorded in other capital surplus.

             j.   Revenue recognition

                  Revenue is recognized upon rendering of service.

             k.   Earnings per share ("EPS"):

                  1) Basic EPS is computed based on the weighted average number of shares of common stock outstanding during each year, net of treasury stock.

2) Diluted EPS is computed using the weighted average number of shares outstanding during the year, net of treasury stock, plus the incremental shares from the assumed exercise of options granted by the Company.



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                 (US $ in thousands, except for share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             l.   Deferred income taxes

                  Deferred income taxes are created for temporary differences between the assets and liabilities as measured in the financial statements and for tax purposes. Deferred taxes are computed using the enacted tax rates expected to be in effect when these differences reverse. Measurement of deferred tax liabilities and assets is based on provisions of the tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits the realization of which is not considered likely, based on available evidence.

                  Deferred tax liabilities and assets are classified as current or non-current, based on the classification of the related asset or liability for financial reporting purposes, or according to the expected reversal date of the specific temporary differences, if not related to an asset or liability for financial reporting purposes.

                  Deferred taxes in respect of disposal of investments in subsidiaries and associated companies have not been taken into account in computing the deferred taxes, since, under the laws of the Netherlands, such disposal of investments is tax exempt.


             m.   Concentrations of credit risks - allowance for doubtful accounts

                  The Company and its subsidiaries are engaged in the aviation industry. The Company renders services to a large number of airline companies. Due to the slow down in the aviation industry some airlines companies might have difficulties in meeting their financial obligations. These could have a material adverse effect on the company business.
                  The Company and its subsidiaries regularly check the credit worthiness of their customers and determine the credit line if any.

                  The allowance for doubtful accounts is determined for specific debts doubtful of collection. As of December 31, 2001 and 2000 the allowance was $ 982 and $ 445, respectively.

             n.   Reporting on the cost of "start up" activities

                  Commencing 1999, the Company has adopted Statement of Position
                  98-5, "Reporting on the Cost of Start Up Activities" (SOP
                  98-5). The decrease in income relating to years prior to 1999
                  (pre-tax - $ 166 and after tax - $ 113) is presented in the 1999 income statement as "cumulative effect, at beginning of year, of an accounting change."

                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                 (US $ in thousands, except for share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             o.   Recently issued accounting pronouncement

1. In July 2001, the FASB issued FAS No. 141, "Business  Combinations",  and FAS
No. 142, "Goodwill and Other Intangible Assets" which, as applicable to the Company, are effective as from the year 2002. FAS 141 supersedes APB 16, "Business Combinations". The most significant changes made by FAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).


                       FAS 142 supersedes APB 17, "Intangible Assets". The most significant changes made by FAS 142 are: (1) goodwill and indefinite intangible assets will no longer be amortized,
                       (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. In addition, FAS 142 contains certain transitional provisions, which may effect the classification of intangible assets as well as the balance of goodwill. The provisions of FAS 141 are effective for acquisitions consummated after June 30, 2001. The provisions of FAS
                       142 are effective for fiscal years beginning after December 15, 2001 (fiscal year 2002 for the Company).

                       Under the implementation of FAS 141 and FAS 142 the Company anticipate goodwill at the amount of approximately $1 million to be no longer amortized on a systematic basis and to be subject, at least annually, to an impairment test. As to the goodwill relating to the U.S. activity -see note 2g(2).


2. In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal periods beginning after December 15, 2001 (January 1, 2002 for the Company) and interim periods within those years. FAS 144, which supersedes FAS 121, establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale. The Company is currently evaluating potential effect, if any, that the adoption of this standard may have on its consolidated financial statements.

                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                 (US $ in thousands, except for share and per share data)

NOTE 3 - SHORT-TERM INVESTMENTS:

                                                                                                           December 31,
                                                                                                        2001           2000

              Time deposits, dollar-denominated bears 1.5%-1.8% annual interest as of

                 December 31, 2001                                                                    $ 2,158        $ 5,252
              Government bonds, held to maturity                                                                          44
              Marketable securities                                                                     1,747            576
              Current maturities of long-term receivables (see note 6)                                                     8
                                                                                                       ------         ------
                                                                                                      $ 3,905        $ 5,880
                                                                                                       ======         ======



NOTE 4 - TRANSACTIONS REGARDING CERTAIN SUBSIDIARIES:


a. As to the sale of the European holdings operations see note 1b.



b. In April 2001, ICTS exchanged its holdings in its subsidiary AMS for 33% of APS and 100% of Trainsoft Ltd. according to the fair value of the investments.
In November  2001 the Company  sold that share in APS to Procheck  International
B.V. (PI) for a consideration of $ 2,000. Capital gain of $1,232 was recognized for both transactions and capital gain in an amount of $468 was deferred and will be recognized to income upon sale of APS.


c. On January 10, 2001 the Company exercised its option to purchase the remaining 20% of the shares of common stock of Huntleigh USA Corporation
("Huntleigh"), a company based in St. Louis, Missouri, for $ 1,900. The purchase price exceeded the fair market value of the remaining tangible net assets of Huntleigh by approximately $ 2,229, which was allocated to goodwill.


d. A contract for agent work in Chicago  with the  Company's  wholly-owned  U.S.
subsidiary, Service Service Inc. was terminated early in 2000. Remaining un-amortized goodwill of $ 392 in respect of this contract was written off and is included among the operating expenses for 2000.








                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)

                                 (US $ in thousands, except for share and per share data)


NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES:

             a.   Composed and presented as follows:
                                                                                                    December 31,
                                                                                                 2001           2000
                Investment in a 55% interest in ICTS Europe (see note 1b.)                     $ 6,592         $     -
                Investment in a 65% interest in PI,
                     including unamortized goodwill of $ 314 and
                    $321, as of December 31, 2001 and 2000, respectively (1)                     1,315             710
                Investment in a 37% interest in Demco Consultants Ltd.,
                    including unamortized goodwill of  $ 500 and $ 597, as of
                    December 31, 2001 and 2000, respectively (2)                                   882             953
                Investment in a 40% interest in Ramasso Holding B.V., (3)                          259             306
                Investment in a 10% interest in ITA-International Tourist Attractions
                Ltd.(4)                                                                     --------------         600
                                                                                                 3,480
                                                                                                ------          ------

                                                                                              $ 12,528         $ 2,569

                                                                                                ======          ======


                   (1) In July 2000, ICTS exchanged its 33% holdings in a joint venture APS for 16% of PI. The purchase was recorded in the books according to the book value of the investment in the joint venture on ICTS books. The value of that investment exceeded the fair market value of 16% of the net assets of PI by approximately $ 492, which was allocated to goodwill.


                         Although the Company holds 65% of the interests in PI, the investment is accounted for by the equity method since PI is jointly controlled and none of the shareholders holds exclusive control.


                  (2) Over the course of 1997 through 1999 the Company acquired a 37% interest in Demco Consultants Ltd.
                         ("Demco"), a privately-held company based in Israel, for $1,199. The purchase price exceeded the fair market value of 37% of the net assets of Demco by approximately $805, which was allocated to goodwill.








                                               ICTS INTERNATIONAL N.V.
                                      NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands, except for share and per share data)


                              NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):


                                                (3)    Ramasso       Holdings       B.V.
                                                       ("Ramasso")   together  with  ITA
                                                       (see (4)  hereafter)  are engaged
                                                       in  construction  of  educational
                                                       and  entertainment   business  in
                                                       Rome.     The    investment    is
                                                       comprised as follows:

                                                                                                  December 31,
                                                                                          2001              2000
                              Investment in 40% of the shares (a)                         $ (608)           $ (194)
                              Loan (b)                                                    867               500
                                                                                          -------           -------
                                                                                          $ 259             $ 306
                                                                                          =======           =======
                         (a)  In July 2000, the Company acquired 40% of the
                              outstanding shares of Ramasso for $16. Since the
                              purchase was from the shareholders it is presented
                              at book value. The excess of cost over the book
                              value of the equity acquired in an amount of $164
                              was recorded against the retained earnings.


                         (b)  The loan bears annual interest of 4.25%. Repayment date has not yet been fixed.

                   (4)   In December 2000, the company exercised an option to purchase a total of 100 common shares of
                         ITA.

                       Composed as follows:
                                                                                     December 31,
                                                                                  2001          2000
                            Investment in 10% of the
                                 shares (a)                                      $    390     $    600
                                 Loan (b)                                           3,090
                                                                                   ------       ------
                            Shareholders' equity                                  $ 3,480     $    600
                                                                                   ======       ======

(a) In October 2001 the Company was granted a warrant to purchase additional 13.3% of ITA shares, exercisable during a period of three years, at an exercise price that shall be determined according to an evaluation of ITA to be made by an independent consultant.

                              As a result of the above the warrant ICTS obtained significant control in ITA. Therefore, the investment is accounted for according to the equity method and comperative amounts from 2000 were reclassified.

                         (b)  The loan bears annual interest of 11.5%.
                              Repayment date is in November 2004.





                                           ICTS INTERNATIONAL N.V.



                                  NOTES TO FINANCIAL STATEMENTS (continued)
                           (US $ in thousands, except for share and per share data)


             NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):


                               b. Share in profits (losses) of associated companies included in the consolidated statements of operations includes amortization of goodwill of $223, $246 and $277 for the years 2001, 2000 and 1999, respectively.

             NOTE 6 - OTHER INVESTMENTS AND LONG-TERM RECEIVABLES:


                                                                                                            December 31,
                                                                                                      2001           2000

               Investments in start-up companies (a)                                               $  750          $ 3,109
                                                                                                   -------         -------
                Investment in Pioneer Commercial Funding Corp. (b):
                 Debentures                                                                        1,000           1,056
                 5.4% shareholding interest                                                        449             925
                                                                                                   -------         -------
                                                                                                   1,449           1,981
                                                                                                   -------         -------

             Investment in a 4.03 % interest in Mentergy  Ltd.  (formerly-  Gilat  Communications
             Ltd.) (c)                                                                                             -------------
                                                                                                                   806
             Investment in a 7% interest in Bilu Investments Ltd. (d)                              228             259
                                                                                                   -------         -------
                                                                                                   228             1,065
                                                                                                   -------         -------
             Long term loans -
                 To former shareholder of John Bryce Systems (JBS) (f)                                             334
                                                                                                                   -------
             Long-term receivables (g)                                                                             138
                                                                                                                   -------
             Severance pay fund                                                                                    86
                                                                                                   -------         -------
                                                                                                   $ 2,427         $ 6,713
                                                                                                   =======         =======










                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                   (US $ in thousands, except for share and per
                                   share data)


                  NOTE  6  -  OTHER  INVESTMENTS  AND  LONG-TERM
                  RECEIVABLES (continued):


                               (a)  Investments in start up
                                   companies:
                                                                                           December 31
                                                                     Percentage of
                                 Name of company                        holding         2001            2000

                  YCD Multimedia Ltd.                             2.35%                $ 276       $   266
                  Activium Inc.                                   0.76%                1,000          1,000
                  Omnivee Inc.(1)                                                      500            50
                  Security Village Ltd.(2)                                             1,000          1,000
                  Global Digital Media.com, Inc.(3)               4.64%                823            926
                  Seebex Inc.(4)                                                       740
                  Zing Interactive Media (5)                                           250
                  Skyline Software Systems Ltd.                                        250
                                                                                       -------        -------
                                                                                       4,839
                  L e s s - Impairment of investments                                  (4,489)
                                                                                       -------        -------
                                                                                       $350
                  Artlink Inc.(6)                                                      400
                                                                                       -------        -------
                                                                                       $ 750          $ 3,242
                  L e s s - current maturities of the loan                                            (133)
                                                                                       -------        -------
                                                                                       $ 750          $ 3,109
                                                                                       =======        =======



(1)      During 2001 ICTS invested another $450 for shares of common stock of Omnivee Inc. (see 6 hereafter).

(2)      The amount of equity interest is less than 5%.

(3)      Includes a loan of $400 bearing interest of 12% per annum.  Since the Company is under chapter 11, the investment was impaired.

(4)      ICTS provided a guarantee of $ 1000 to Seebex Inc. in consideration for 100,000 ordinary outstanding shares
                           (10% of its share capital). Seebex used $740 out of the guarantee amount. See also 6 hereafter.

(5)       Loan convertible into shares. The loan bears interest at the rate of Libor +1.5% per annum. Zing ceased its operations in 2001. See 6 hereafter.






                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                 (US $ in thousands, except for share and per share data)

NOTE 6 - OTHER INVESTMENTS AND LONG-TERM RECEIVABLES (continued):

(6)                        On July 24, 2001, ICTS through an assignment from
                           Noaz Management Company, a related party, invested $
                           400,000 in Artlink Inc. See note 17g. The amount of equity participation was not determined yet.

              (b) Investment in Pioneer Commercial Funding Corp. ( "Pioneer"):


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

                   2) In March 1998, ICTS acquired a 5.4% interest in Pioneer from Leedan International Holding B.V., a subsidiary of Leedan for $ 750, representing the fair market value on that date. In addition, on October 10, 2001 the Company purchased 29,000 shares at $ 2.25 per share. In addition, on February 1, 2002, the Company subscribed for an additional 260,000 shares at $ 2.00 per share.
                        After this purchase the company holdings in Pioneer is approximately 11.7%.

             (c)  Investment  in Mentergy:

                  In January 2000, ICTS exercised its option to purchase a 51% equity interest in John Bryce Systems ("JBS") for approximately $ 2,700. ICTS subsequently sold all of its shares in JBS to Mentergy. In exchange for its shares in JBS, ICTS received 388,189 registered common shares of Mentergy. As a result of this transaction, ICTS recorded income of $ 6,827 in 2000 (see note 13).

                  In addition, ICTS entered into certain agreements with other shareholders of JBS who exchanged their shares for shares of Mentergy, pursuant to which ICTS acquired 14,647 additional shares in Mentergy from them and obtained an option to purchase 113,796 shares of Mentergy. The option expired on December 31, 2001.


                  Due to a permanent decrease in the value of Mentergy's shares
                  ICTS recognized losses in an amount of $7,627 in 2000, see note 13. The Company recognized a loss of $780 as a result of the sale of the Company's remaining shares in Mentergy in 2001.





                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)

                                 (US $ in thousands, except for share and per share data)


NOTE 6 - OTHER INVESTMENTS AND LONG-TERM RECEIVABLES (continued):


             (d)  Investment in Bilu Investments Ltd.

                  Bilu Investments Ltd. ("Bilu") is a privately held company based in Israel. ICTS acquired the shares in that company from Rogosin Development and Holding Ltd. ("Rogosin"), an affiliated company of Leedan. Rogosin and Leedan held another
                  18% interest in Bilu. ICTS has guaranteed $ 2,447 of Bilu's obligations, of which $ 1,400 is on behalf of Leedan and Rogosin.

             (e)  Loan to former shareholder of JBS

                  The borrowers pledged to ICTS 54,324 shares of Mentergy and the right to purchase 54,324 shares of common stock of Mentergy (hereinafter together - "the pledged shares"). ICTS had a "call" option to purchase the pledged shares for up to $
                  1,575. Since the pledged shares value decreased, the loan, which is non-recourse, was written down to the fair market value of the pledged shares as of December 31, 2000 and was fully written off in 2001.

              (f) Long-term receivable


                  Represents a restructured trade receivable, denominated in French francs.
                  The receivable does not bear interest; accordingly, it has been discounted at the rate of 5%. Since the debtor went bankrupt, the amount was written off in 2001.




                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                 (US $ in thousands, except for share and per share data)


NOTE 7 - PROPERTY AND EQUIPMENT:
             a.   Property and equipment are composed as follows:

                                                                                               December 31,
                                                                                            2001           2000
                     Cost:
                        Equipment and facilities                                           $ 1,305       $   3,223
                        Vehicles                                                                89             458
                        Apartments and leasehold improvements                                   91             607
                        Office furniture and equipment                                         298           1,758
                                                                                           -------         -------
                                                                                             1,783           6,046
                     L e s s   -  accumulated depreciation                                  (1,074)         (2,622)
                                                                                           -------         -------
                                                                                             $ 709        $  3,424
                                                                                           =======         =======


b.       Depreciation expense totaled $1,285, $844 and $723 in 2001, 2000 and 1999 respectively.
             c.    A portion of the Company's equipment is pledged as collateral for bank loans.

NOTE 8 - SHORT-TERM CREDIT:
             Short-term credit, classified by currency and interest rates, is composed as follows:

                                                                     Interest rate
                                                                           as of
                                                                     December 31,               December 31,
                                                                         2001               2001           2000
              ICTS:                                                        %
                                                                           -
                In dollars                                             LIBOR+2.1            $ 5,000       $  1,400

                In other currencies                                       7.5%                   63
              Subsidiaries                                                                        1            212
                                                                                            -------        -------
              Total short-term bank credit (a)                                                5,064          1,612
              Short-term credit from related party (b)                                                       1,625
                                                                                            -------        -------
                                                                                            $ 5,064        $ 3,237
                                                                                            =======        =======


           * As of December 31, 2001, the dollar LIBOR was 3.95%.




                                                  ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                 (US $ in thousands, except for share and per share data)

              (a) Pursuant to the agreement with a bank, ICTS has undertaken not to transfer or pledge the proceeds from the European operations before the loans will be paid. In February 2002 the loans were fully repaid.


             (b)  Short-term credit from related party


                  The loan, received from Seehafen Rostock Umschlagsgesellschaft mbH, was linked to the Euro with 10% interest. The loan was repaid in January 2001.



NOTE 9 - ACCRUED EXPENSES AND OTHER LIABILITIES:

                                                                                               December 31,
                                                                                            2001           2000
              Payroll and related liabilities                                              $ 9,193        $ 11,769
              Taxes to government institutions, including taxes payable                      2,523           4,101
              Related parties                                                                  270           1,449
              Accrued expenses and other                                                     3,587           3,746
                                                                                           -------         -------
                                                                                          $ 15,573        $ 21,065
                                                                                           =======         =======


NOTE 10 - LONG-TERM LOANS:

              a.
                                                                                               December 31,
                                                                                            2001           2000
                     Banks                                                                $ 15,000        $ 20,661
                     Other                                                                     100             360
                                                                                           -------         -------
                                                                                            15,100          21,021
                     Less - current maturities                                             (15,000)         (8,200)
                                                                                           -------         -------
                                                                                             $ 100       $  12,821
                                                                                           =======         =======



              The repayment date of the $100 will be in 2003.






                   ICTS INTERNATIONAL N.V.
          NOTES TO FINANCIAL STATEMENTS (continued)
   (US $ in thousands, except for share and per share data)


NOTE 10 - LONG-TERM LOANS (continued):


 b. The long-term  loans,  classified by currency and interest rates, are as follows:

                                                                Interest rate as of
                                                                        December 31,              December 31,
                                                                         2001                2001           2000
                                                                _____________________        _____         _______

                       ICTS - in dollars                                                                $   7,529
                       Subsidiaries:
                         In dollars                                   Libor*+0.8%        $ 15,100          12,750
                         In currencies of the Euro zone                                                       683
                         In other currencies                                                                   59
                                                                                         -------          -------
                                                                                         $ 15,100        $ 21,021
                                                                                         =======          =======
                  *   As of December 31, 2001, the dollar LIBOR was 3.95 %.




NOTE 11 - ACCRUED SEVERANCE PAY


              The Company provides for severance pay liability pursuant to either law or custom. The liability is computed on the basis of the latest salary and the period of employment.


NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES:

              a. The Company leases premises under long-term leases, in most cases with renewal options. Lease expenses for the years ended December 31, 2001, 2000 and 1999 were $ 1,739 $ 1,177, and $ 1,108, respectively.

Future minimum lease payments under long-term leases, as of December 31, 2001, are as follows:

 2002           $ 1,095
 2003               757
 2004               668
 2005               637
 2006               615
                ________
                  3,772
                =======



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)

                                 (US $ in thousands, except for share and per share data)


NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):



              b.  Operations in the U.S.:
                  On September 11, 2001, the Company provided airport screening services at Boston's Logan International Airport from which one of the airplanes commandeered by the terrorists departed.
                  The Company reviewed its security services provided at Boston's Logan International Airport subsequent to September
                  11, 2001 for evidence of non-compliance with the policies of the Federal Aviation Administration. Based on the contracts with the airlines, the Company may be indemnified by the airline if the Company is found to have followed the procedures enumerated by the Federal Aviation Administration.
                  However, if the Company is found to have violated these screening regulations, it could be liable for damages. Based on the Company's review, no evidence of non-compliance has been identified related to the services provided at Boston's
                  Logan International Airport on September 11, 2001. In February
                  2002 the Company received notification that it has been named in a civil lawsuit filed by certain families of the victims of the events of September 11, 2001.

c.       Restrictions on operations:
                  In certain cases, the Company is restricted in its operations by terms of agreements:

                  On October 9, 1991, the Company entered into a joint venture agreement with respect to PI. Pursuant to this agreement, the Company may not provide security services in the Netherlands other than through PI.

                    As a part of the sale of its European operations the Company is restricted from conducting in Europe, (except for the Netherlands and the Republics as successor states of the Soviet Union including Russia, Georgia and Kazakhstan) any of the activities in which ICTS Europe was engaged prior to such sale. This restriction is effective through February
                    2006.

                    Pursuant to an agreement dated as of July 1, 1995 with ICTS
                    Global Security (1995) Ltd. ("ICTS Global Security"), the
                    Company may not provide non-aviation security services in Latin America, Turkey or the Republics, as successor states of the Soviet Union including Russia, Georgia and Kazakhstan.







                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)

                                 (US $ in thousands, except for share and per share data)


NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):


              d. On December 28, 1995, the Company entered into an employment contract with Mr. Lior Zouker, its Chief Executive Officer and a member of its Management Board, pursuant to which the Company agreed to employ Mr. Zouker in those capacities for a 30 month term. The contract was extended on November 25, 1997 and again renewed on December 12, 2000 for a period of three years each. Pursuant to such contract, Mr. Zouker is entitled to a bonus which is calculated as 3% percent of net income of ICTS.

              e.   On June 15, 1998, the Company entered into an agreement with Mr. Ezra Harel providing for the following arrangement: (i) Mr. Harel for his services to the Company, receives a compensation of
                    $120,000 on an annual basis; and (ii) a special annual bonus of 5% of the Company's (a) capital gains, net of capital losses, net of taxes, derived from extraordinary capital transactions (defined as any transactions consummated by the Company which are not in the Company's ordinary course of business which generate capital gains or capital losses to the Company), and (b) realized gains, net of realized losses (other than interest income and expenses and/or exchange rate differentials), net of taxes, derived from either  transactions in traded securities and/or other extraordinary financial transactions, if any, as reflected in the Company's annual audited consolidated financial statements.

              f.    As a provider of security services, the Company faces potential liability claims in the event of any successful terrorist attempt in circumstances associated with the Company. After the September 11 terrorist attacks, the Company's insurance carriers cancelled all war risk insurance policies the
                    Company carried.  However, either as an extension of coverage by U.S. carriers at airports where these airlines operate or by measures taken by other governments the Company continues to have war risk insurance coverage.  Given the magnitude of claims related to the September 11 events, there are no assurances that any claim against the Company might not exceed the amount of such insurance coverage or fall outside of the types of activities covered by such insurance. Any of these situations could have a material adverse effect on the Company's results of operations or financial condition.


                    As a result of the September 11 terrorists attack, four claims have been brought against the U.S. subsidiary -
                    Huntleigh. In case of any such claims, there are no assurances that Huntleigh or the Company will be able to handle any or all of these claims. As such, these claims will bear significant material consequences on the financial condition and the operation of the subsidiary.





                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                 (US $ in thousands, except for share and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

              g.   As mentioned in note 6d, ICTS guaranteed $ 2,447 in debt obligations of Bilu Investments Ltd., of which $ 1,400 is on behalf of Leedan and Rogosin.


              h.  Huntleigh was served two grand jury subpoenas to produce documents relating to its operation in
                  Philadelphia airport.  The records include:

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

                  Prior to the subpoenas, the Federal Aviation Administration
                  (FAA) seized personnel documents of Huntleigh Philadelphia employees without a subpoena. In May, 1999, Huntleigh submitted documents in response to the second subpoena.
                  Huntleigh's attorneys were informed by the U.S. Attorney that six of its Philadelphia employees would be subpoenaed to testify before the grand jury. To the best of Huntleigh's knowledge, no further action has been taken by the grand jury.
                  In addition Huntleigh is subject to other various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination. In the opinion of management such claims, if disposed of unfavorably, would not have a material adverse effect on the Company's results of operations, financial position or cash flows.

NOTE 13 - OTHER INCOME (EXPENSES):

                                                                           Year ended December 31,
                                                                     2001           2000           1999

Sale of ICTS Europe                                                 $ 34,260
Realized gain from sale of investment JBS                                           $ 6,827
Write off of Investments in start-up companies                        (4,489)
Capital gain from sale of other companies                              1,182
Write off of investment in Mentergy *                                   (780)        (7,627)
Write off of loans **                                                   (334)          (564)
Capital gain (loss) on fixed assets                                     (550)           137            $7
Other                                                                   (319)           219          $(93)

                                                                   --------       --------        --------

                                                                    $ 28,970       $ (1,008)         $(86)

                                                                   ========       ========        ========




* See note 6c.
** In 2000 and 2001 ICTS had to write off the loan to a former shareholder in John Bryce- see note 6e




                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)

                                 (US $ in thousands, except for share and per share data)


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


              b.  Deferred taxes:

                  1)   Deferred tax assets have been computed in respect of the following:

                                                                                         December 31,
                                                                                       2001          2000

                          Carryforward losses                                        $ 2,407        $    750
                          Asset deductible for tax only                                                2,118
                          Provisions for employee rights                                 313             665
                          Provision for bad debts                                        199             138
                          Cash to accrual adjustments                                                   (283)
                          Other                                                          223            (128)

                                                                                     -------         -------
                                                                                     $ 3,142         $ 3,260
                          Less -valuation allowance                                    1,973             300
                                                                                     -------         -------
                                                                                     $ 1,169         $ 2,960
                                                                                     =======         =======
                  2)   Deferred taxes are presented in the balance sheets
                          as follows:

                          Among other current assets                                   $ 923         $    75
                          Among investments and long-term receivables                    246           3,168
                          Among long-term liabilities                                                   (283)

                                                                                     -------         -------
                                                                                     $ 1,169       $   2,960
                                                                                     =======         =======


              c.  Income (loss) before taxes on income is composed as follows:

                                                                                   Year ended December 31
                                                                            2001            2000           1999
                   ICTS and subsidiary in the Netherlands                  $ 27,762      $  (1,903)       $  1,145
                  Subsidiaries outside of the Netherlands                     6,136          3,457           3,871
                                                                            -------        -------         -------
                                                                           $ 33,898       $  1,554        $  5,016
                                                                            =======        =======         =======





                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)

                                 (US $ in thousands, except for share and per share data)



NOTE 14 - INCOME TAXES (continued):

             d.   Taxes on income included in the income statements:

                                                                                               Year ended December 31,
                                                                                          2001           2000          1999
                     Current:
                         In the Netherlands                                              $ 1,014           $ 491     $     156
                         Outside of the Netherlands                                        3,689           2,357         2,899
                                                                                         -------         -------       -------
                                                                                           4,703           2,848         3,055
                                                                                         -------         -------       -------
                     Deferred:
                         In the Netherlands                                                  568          (1,656)          262
                         Outside of the Netherlands                                         (352)           (455)         (672)
                                                                                         -------         -------       -------
                                                                                             216          (2,111)         (410)
                                                                                         -------         -------       -------
                                                                                         $ 4,919          $  737     $   2,645
                                                                                         =======         =======       =======


              e.  The Company's  effective  income tax rate differs from the Netherlands  statutory rate of 35% due to the following:

                                                                                               Year ended December 31,
                                                                                          2001           2000          1999
                      Income before taxes and equity in results of
                          associated companies                                          $ 33,898       $   1,554     $   5,016
                                                                                         =======         =======       =======
                      Statutory tax rate                                                      35%             35%          35%
                                                                                         =======         =======       =======
                      Expected tax at statutory rate                                    $ 11,864         $   544     $   1,756
                      Reconciliation for earnings taxed at different rates                   125             202           505
                      Expenses not deductible for tax purposes, principally
                          goodwill and impairment of securities                              863           3,398           554
                      Non-taxable income *                                               (10,365)         (2,451)         (123)
                      Deferred taxes that were not provided                                2,091             300
                      Tax assets deducted for tax only, net                                               (1,165)
                      Item taxed at other tax rate                                           171
                      Other                                                                  170             (91)          (47)
                                                                                         -------         -------       -------
                      Income taxes                                                       $ 4,919          $  737      $  2,645
                                                                                         =======         =======       =======
                       * Including capital gain which is tax exempt


              f.  Carry-forward tax losses


                  The Company has carry-forward tax losses as of December 31, 2001 in the amount of approximately $ 9,000, can be utilized indefinitely.





                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)

                                 (US $ in thousands, except for share and per share data)


NOTE 15 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

             a.   Fair market value of financial instruments:

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


b.       Risk management


                  1) The Company operated in the United States, Europe and other countries, which gives rise to exposure to market risks in foreign exchange rate fluctuations. The Company did not utilize derivative financial instruments to reduce these risks. Commencing January 1, 2002 the functional currency is the dollar and the exposure to foreign currency fluctuations will be reduced.


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

                  2) At December 31, 2000, three major customers accounted for 40% of accounts receivable (at December 31, 2000, two major customers accounted for 24% of accounts receivable). For the years ended December 31, 2001, 2000 and 1999, sales to major customers (constituting 10% or more of the Company's consolidated revenues) amounted to 21%, 25% and 50% of revenues, respectively, as set forth below:

                                                                             Year ended December 31
                                                                          2001         2000        1999
                                                                          (% of consolidated revenues)
                       Customer A                                         11%          15%          16%
                       Customer B                                         10%          10%          14%
                       Customer C                                                                   10%
                       Customer D                                                                   10%





                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)

                                 (US $ in thousands, except for share and per share data)



NOTE 15 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

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

                  5) The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic or political instability and trade restrictions), any of which could have a significant negative impact on the Company's ability to deliver its services on a competitive and timely basis and on the results of the Company's operations. Although the Company has not encountered significant difficulties in connection with the sale or provision of its services in international markets, future imposition of, or significant increases in, the level of trade restrictions or economic or political instability in the areas where the Company operates, could have an adverse effect on the Company. For example, the Company currently provides services at several airports in the former Soviet Union. The Company's ability to continue operations in the former Soviet Union may be adversely affected by future changes in legislation or by changes in the political environment in the former Soviet Union.


NOTE 16 - SEGMENT INFORMATION:

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




                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)

                                 (US $ in thousands, except for share and per share data)


NOTE 16 - SEGMENT INFORMATION (continued):

              a.    Geographic information

                    The following is a summary of revenues and long-lived assets by geographic area:

                    1) Revenues - attributed to countries based on where the services were rendered:

                                                                            Year ended December 31,
                                                                       2001           2000          1999
                        Germany                                         $ 26,574      $ 15,798       $ 17,096
                        France                                            25,756        16,344         16,991
                        United Kingdom                                    30,938        26,179         22,389
                        Italy                                              7,005         7,035          5,737
                        United States                                     96,748        66,836         58,728
                        Other                                             25,117        15,172         13,878
                                                                         -------       -------        -------
                        Total                                          $ 212,137     $ 147,364      $ 134,819
                                                                         =======       =======        =======


                    2) The Company's long-lived assets and investments in
                       associated companies, net of accumulated depreciation and amortization, are located in the following geographical areas:

                                                                                 December 31,
                                                                       2001           2000          1999
                        The Netherlands                              *$ 9,107         $ 3,257         $ 4,252
                        Germany                                                            72             680
                        United Kingdom                                                    508             414
                        United States                                     621             773             648
                        Other                                              68             947             658
                                                                      -------         -------         -------
                        Total                                         $ 9,796         $ 5,557         $ 6,652
                                                                      =======         =======         =======


                         * Includes investment in ICTS Europe of $ 6,542.

                    b.   As to the Company's major customers, see note 15.





                         ICTS INTERNATIONAL N.V.



                NOTES TO FINANCIAL STATEMENTS (continued)
        (US $ in thousands, except for share and per share data)


  NOTE 17 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

  a.       Revenues from, and expenses to, related parties:

                                                                                   Year ended December 31,
                                                                              2001           2000          1999

                    Revenues                                             $ 571           $     240     $     94
                                                                         =======         =======       =======
                    Cost of revenues                                     $  7            $     287     $   556
                                                                         =======         =======       =======
                    Selling, general and administrative expenses         $ 153           $     142     $   170
                                                                         =======         =======       =======
                    Interest income                                      $ 123           $   136       $   203
                                                                         =======         =======       =======

                    Bonuses related to the sale of the European
                     operations*                                         $3,212
                                                                         ======
                    *Include bonuses to Leedan, see C 2) below.



              b.    Balances with related parties:

                                                                                        December 31,
                                                                                     2001           2000
                    Other current assets                                            $ 5,446        $    784
                                                                                    =======         =======
                    Long term assets                                             $    2,219
                                                                                    =======
                    Short-term liabilities                                                        $   1,625
                                                                                                    =======
                    Accrued expenses and other liabilities                         $    270        $  1,625
                                                                                    =======         =======


              c.     1)  In 2001 ICTS lent to Leedan a loan in an amount of $2,200 bearing interest at the rate of Libor for 3 month +3% per annum. Repayment date is February 2003.


2) Leedan provides the Company with certain management, administrative, consulting and advisory services, as well as advice and assistance with respect to potential acquisitions and investor relations. Such services are provided on an ad-hoc basis as authorized by the ICTS
                        Supervisory Board. In 2001 and 2000, the Company recorded an expense of $ 1 million and $ 170 to Leedan and its affiliate for such services respectively.


              d.    On October 5, 2000, ICTS, ICTS Europe and Fairtake Automated
                    Profiling Systems Ltd. ("APS", a company controlled by PI;
                    see note 5) entered into an agreement pursuant to which ICTS shall provide services in respect of passenger profiling to ICTS Europe subsidiaries and their clients. This agreement is for ten years commencing January 1, 2001. According to this agreement ICTS is committed to pay to APS $200 for every new client which utilizes the APS's product.

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





                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)

                                 (US $ in thousands, except for share and per share data)


NOTE 17 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued):


              e.    Regarding options granted by ICTS to Mr. Lior Zouker, the Chief Executive Officer, see note 19.

              f.    In  2000 and 2001 the Company invested $500,000 in Omnivee Inc. whose CEO is the son in law of the
                    CEO of ICTS.

              g.    On July 24, 2001 ICTS, through an assignment from Noaz
                    Management Company, invested in Artlink (see note 6). The major shareholder and member of the supervisory board of the Company is a major shareholder of Noaz Management Company.

              h.    Regarding guarantees given in the favor of related parties - see note 6(d).



NOTE 18 - EARNINGS PER SHARE:

              The following table shows the computation of basic and diluted earnings per share:

                                                                                              Year ended December 31,
                                                                                      2001            2000             1999
      Basic:

          Net income                                                                     26,237        $ 1,084      $    2,330

                                                                                       ========       ========         ========
          Weighted average shares of common stock outstanding                         6,263,909      6,248,536       6,271,424
                                                                                       ========       ========         ========
      Diluted:

          Net income                                                                     26,237        $ 1,084     $     2,330

                                                                                       ========       ========         ========
          Weighted average number of shares of common stock outstanding               6,263,909      6,248,536       6,271,424
          Incremental shares of common stock from stock options -

             calculated under the treasury stock method.                                148,626         44,095           2,264

                                                                                       --------       --------         --------

          Adjusted weighted average number of shares of common stock                  6,412,535      6,292,631       6,273,688

                                                                                       ========       ========         ========







                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)

                                 (US $ in thousands, except for share and per share data)

NOTE 19 - STOCK OPTIONS:

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

              As of December 31, 2001, ICTS has granted in total options to purchase 957,000 Common Shares, most of which have been granted to directors and executive officers of the Company as a group, at exercise prices ranging from $4.50 to $10.75 per share under the Plan, which were the fair market value at the time of grants.
              These options vest over various terms, ranging from immediately to five years. Outstanding options expire at various times, but not later than August 2005.

              The Company accounts for the stock-based compensation for the employees using the intrinsic value-based method provided in APB
              Opinion 25, "Accounting for Stock Issued to Employees." The
              Company has adopted the disclosure-only provisions of SFAS No.
              123, "Accounting for Stock-Based Compensation." Since the options that were granted by the Company had no intrinsic value at their grant dates, no compensation cost has been recognized for stock option plans. Had compensation cost been determined based on the fair market value at the grant date for stock options awarded in 1995-2001, consistent with the provisions of SFAS No. 123, the Company's net income for 2001, 2000, and 1999 would have decreased by approximately $809, $332 and $ 585 respectively. The Company's basic and diluted earnings per ordinary share for 2001, 2000, and 1999, would have decreased by $0.13, $ 0.05 and $ 0.01 per share, respectively.

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

                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                 (US $ in thousands, except for share and per share data)

NOTE 19 - STOCK OPTIONS (continued):

              instruments - over the vesting period, based on the fair market values of the options at each interim financial reporting dates during the vesting period. The fair market value of the options granted to service provider is charged against Administrative expense over the credit period.


              The following weighted average assumptions were used for estimating the fair market value of the options under the Black-Scholes pricing model: weighted average dividend yield of 0% for the grant; expected volatility of 22% for the grant; risk-free interest rate (in terms of U.S. dollars) of 6.7% for the granted options.


              Service costs charged against income in respect of equity instruments granted to a member of the Supervisory Board were $ 45 in the year ended December 31, 2000.

              The weighted average fair market values for options granted in 1997 and 1996, were $ 3.80 and $ 1.95 on the dates of grant, respectively. The fair market value of options granted in 1997 was estimated using the Black & Scholes pricing model, while the fair market value of options granted in 1996 was based on their minimum value, with the following weighted average assumptions:

                                                                        For options granted in
                                                                         2001             2000

              Expected life of options (years)                            3                3
              Expected volatility                                        46%              22%
              Risk free interest rate                                   3.5%              6.7%
              Expected dividend yield                                     0%               0%






                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

NOTE 19 - STOCK OPTIONS (continued):

              Information regarding options for 2001, 2000 and 1999 is as follows:
              1)  Options to employees:
                                                   2001                           2000                            1999
                                                         Weighted                        Weighted                       Weighted
                                            Shares        average         Shares          average         Shares        average
                                             (in         exercise          (in           exercise          (in          exercise
                                          Thousands)       price        thousands)         price        thousands)       price
       Options outstanding
           at beginning of year                 484          7.15            476            6.75              438          7.29
       Options granted                          203          4.73            175            8.24              150          5.00
       Options exercised                       (109)         5.07             (2)           6.50
       Option expired                                                       (165)           7.17             (112)        (6.5)
                                              -----       ------          ------         ------            ------         ------
       Options outstanding at

           end of year                          577          6.64            484            7.15              476          6.75

                                              =====       ======          ======         ======            ======         ======
       Options exercisable at
           end of year                          439                          357                              466
                                              =====                       ======                           ======

               2) Options to non-employees:

--------------------------------------------------------------------------------------------------------------------------
                                                   2001                            2000                           1999
                                                         Weighted                         Weighted                      Weighted
                                          Shares         Average          Shares          average         Shares        average
                                            (in          Exercise           (in           exercise          (in         exercise
                                        thousands)        Price         Thousands)         price        thousands)       price
       Options outstanding
           at beginning of year                  228       7.27                 266         7.2             266            7.2
       Options granted                           211       4.5                   62         6.33
       Options exercised                         (59)      6.85
       Option expired                                                          (100)        6.5
                                               -----      -----               -----        -----         ------         ------
       Options outstanding at

           end of year                           380       6.10                 228         7.27            266            7.2

                                               =====      =====               =====        =====         ======        ======
       Options exercisable at
           end of year                           380                            228                         266
                                               =====                          =====                      ======
              3) Total options:

       Total options outstanding
           at end of year                        957                            712                         742
                                               =====                         ======                       =====
       Total options exercisable
           at end of year                        819                            585                         732
                                               =====                         ======                       =====



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)

                                 (US $ in thousands, except for share and per share data)


NOTE 20 - SUBSEQUENT EVENT:

              a.     As to acceleration of sale of ICTS Europe see note 1.

              b.    As to additional investment in Pioneer, see note 6b.


              After December 31, 2001 the Company invested in several companies
$ 5.6 million.

d.       As to the situation in the United States concerning the Company's screening operations see note 1.






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



                               Date: May 31, 2002

