Form 20-F
period 2002-12-31
ICTS INTERNATIONAL N V
filed 2003-07-01
CIK 1010134

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

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

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

                                    Common Shares, par value .45 Euro per share
                                                  Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:


                                                       None
                                                  Title of Class


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002: 6,513,100

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

Item 17 [ ]       Item 18 [X]


2 When used in this Form 20-F, the words Amay@, Awill@, Aexpect@, Aanticipate@, Acontinue@, Aestimates@, Aproject@, Aintend@ and similar expressions are intended to identify Forward-Looking Statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends that may affect the Company=s future plans of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any Forward-Looking Statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the Forward-Looking Statements as a result of various factors.



                                                 Table of Contents



Part I
Item 1                      Identity of Directors, Senior Management and Advisers
Item 2                      Offer Statistics and Expected Timetable
Item 3                      Key Information
Item 4                      Information on the Company
Item 5                      Operating and Financial Review and Prospects
Item 6                      Directors, Officers and Employees
Item 7                      Major   Shareholders and Related Party Transactions
Item 8                      Financial Information
Item 9                      The Offering and Listing
Item 10                     Additional Information
Item 11                     Quantitative and Qualitative Disclosures about Market Risk
Item 12                     Description of Securities other than Equity Securities

Part II
Item 13                     Defaults, Dividend Arrearages and Delinquencies
Item 14                     Material Modifications to the Rights of Security Holders and the Use of Proceed
Item 15                     Controls and Procedures

Part III
Item 17                     Financial Statements
Item 18                     Financial Statements
Item 19                     Exhibits

Exhibits
Exhibit 8                   Subsidiaries (included herein)
Exhibit 10.1                Consolidated Financial Statements (included herein)
Exhibit 10.2                Certification by the Registrant's Chief Executive Officer pursuant to 18 U.S.C.
                            Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (included herein)
Exhibit 10.3                Certification by the Registrant's Chief Financial Officer pursuant to 18 U.S.C.
                            Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (included herein)









                                                       PART I


Item 1.           Identity of Directors, Senior Management and Advisers

                                                  Not Applicable

Item 2.           Offer Statistics and Expected Timetable

                                                  Not Applicable

Item 3.           Key information.




Selected Financial Data

The following table summarizes certain statement of operations data for ICTS for the years ended
December 31, 2000, 2001 and 2002:

                                                              Year ended December 31,
                                                                2002                  2001               2000

REVENUES                                                       $279,931              $212,137               $147,364

---------------------------------------------------  ------------------ ---------------------  ---------------------
COST OF REVENUES                                                214,054               189,925                131,540
---------------------------------------------------  ------------------ ---------------------  ---------------------
GROSS PROFIT                                                     65,877                22,212                 15,824
---------------------------------------------------  ------------------ ---------------------  ---------------------
AMORTIZATION OF GOODWILL                                                                  820                    759
---------------------------------------------------  ------------------ ---------------------  ---------------------
IMPAIRMENT OF INTANGIBLE ASSETS                                   9,156                                          392
---------------------------------------------------  ------------------ ---------------------  ---------------------
SELLING, GENERAL AND ADMINISTRATIVE                              25,636                18,641                 11,631
EXPENSES
---------------------------------------------------  ------------------ ---------------------  ---------------------
OPERATING INCOME                                                 31,085                 2,751                  3,042
---------------------------------------------------  ------------------ ---------------------  ---------------------
INTEREST EXPENSE                                                (2,463)               (1,637)                (1,927)
---------------------------------------------------  ------------------ ---------------------  ---------------------
EXCHANGE DIFFERENCES                                              2,356                 1,965                    851
---------------------------------------------------  ------------------ ---------------------  ---------------------
OTHER INCOME (EXPENSES)                                          41,229                29,520                (1,145)
---------------------------------------------------  ------------------ ---------------------  ---------------------
INCOME BEFORE TAXES ON INCOME                                    75,064                34,248                  1,554
---------------------------------------------------  ------------------ ---------------------  ---------------------
TAXES ON INCOME                                                  16,442                 4,919                    737
---------------------------------------------------  ------------------ ---------------------  ---------------------
INCOME FROM OPERATIONS OF THE
COMPANY AND ITS SUBSIDIAIRIES                                    58,622                29,329                    817
---------------------------------------------------  ------------------ ---------------------  ---------------------
SHARE IN PROFITS (LOSSES) OF ASSOCIATED
COMPANIES                                                       (1,807)                 (395)                     25
---------------------------------------------------  ------------------ ---------------------  ---------------------
MINORITY INTERESTS IN LOSSES (PROFITS)
OF SUBSIDIARIES                                                 _______               (2,736)                     28
---------------------------------------------------  ------------------ ---------------------  ---------------------
NET INCOME FOR THE YEAR                                         $56,815               $26,198                   $870
---------------------------------------------------  ------------------ ---------------------  ---------------------
OTHER COMPREHENSIVE INCOME (LOSS):
---------------------------------------------------  ------------------ ---------------------  ---------------------
Translation adjustments                                             710               (1,811)                (2,516)
Unrealized gains (losses) on marketable securities                  731                 (345)                (7,747)
Reclassification adjustment for losses for available for
sale securities included in net income                            (771)                   368                  7,627
                                                                    670               (1,788)                (2,637)
---------------------------------------------------  ------------------ ---------------------  ---------------------
TOTAL COMPREHENSIVE INCOME (LOSS) FOR                           $57,485               $24,410               $(1,767)
THE YEAR                                                         ======                ======                 ======
---------------------------------------------------  ------------------ ---------------------  ---------------------
EARNINGS PER SHARE:
          Basic                                                   $8.85                 $4.18                  $0.14
                                                                  =====                  ====                   ====
                                                                  $8.80                 $4.09                  $0.14
          Diluted                                                  ====                  ====                  =====

---------------------------------------------------  ------------------ ---------------------  ---------------------

         Risk Factors.



         You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks actually occur, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

         Recent developments have had a significant impact on our operations.

         Two major events in 2001 and early 2002 significantly changed our business operations:
(i) the sale of substantially all of our European operations and (ii) the passage of the Aviation and Transportation Security Act (the "Security Act") by the United States Congress in response to the terrorist attacks on September 11, 2001 pursuant to which the Federal government through the  Transportation Security Administration (the "TSA) took over aviation security services in the U.S. in November 2002.  As a result of these events, we have limited aviation security operations in Europe and in the U.S.  We previously derived most of our revenues from the provision of aviation security services and we have developed substantial experience and expertise in that field.  If we are unable to increase  revenues from aviation security services, our financial condition and results of operations will be adversely affected.

         If we are unsuccessful in resolving our disagreements with the TSA there may be a significant material adverse effect on our financial condition.

                  In February 2002, we entered into an aviation security services contract with the
TSA to continue to provide aviation security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport by airport basis to the U.S. Federal Government or November 2002. In the process of definitizing the
Contract, the TSA has expressed its view, that the definitization process should be on a Acost plus basis@.  Accordingly, with respect  to the TSA=s interpretation of the Contract as well as its calculation of payments made to Huntleigh for services provided under the Contract, the TSA has made to Huntleigh an overpayment of approximately US$ 32,000,000 in the aggregate. The
TSA derives this amount from various items, consisting primarily actual costs incurred in the contract plus allowing a ten (10%) percent profit.

Since the contract clearly states that it is a firm fixed price contract the Company has taken the position that the definitization can not be calculated on a cost plus basis and that the only issue for validation is the number of hours worked.  In addition, the Company claims unpaid invoices of $11.5 million, corporate bonus of 5% equaling $10.5 million and claims in the amount of $21 million due to notice not being given on time, as specified in the contract. On primary billings, the Company has been paid by the TSA $14.3 million more than initial invoices.  When this is taken into account, according to the Company=s calculations, the balance due it from the TSA is
$28.7 million.  These claims have been challenged by the TSA.

We have not recorded our claim against the TSA on our financial statements. In the event that we are not successful in resolving our disagreement with the TSA, then there may be a material adverse effect on our financial condition, by an expense of up t approximately $32 million.




Claim for Loss of Business Huntleigh=s main business was providing airport security services to airlines and airports as a result of the creation of the TSA and the requirement that the TSA take over airport security Huntleigh has lost its principal business. Huntleigh is currently exploring the legal effect of this ATaking@ and its rights under the Fifth Amendment of the U.S.
Constitution. Huntleigh=s present plans are to pursue its claim for a ATaking@ to recover the goin concern value of the lost business but there can be no assurance as to the ultimate outcome of such claim and whether or not Huntleigh will be successful in prosecuting the same.


         We face significant potential liability claims.

         As a result of the September 11th terrorists attacks numerous lawsuits have been commenced against us and our U.S. subsidiary.  The cases arise out of airport security services provided for United Flight 175 out of Logan Airport in Boston, Massachusetts which crashed into the World Trade Center.  In addition, to the present claims additional claims may be asserted. The outcome of these or additional cases is uncertain. If there is an adverse outcome with respect to any of these claims which is not covered by insurance, then there may be a significant adverse impact on us.

         Our operations in the United States will be dependent on our ability to do business with the TSA.

         The Security Act provides that all aviation security services in the U.S. will be handled by the federal government through the TSA.  As a result of the passage of the Security Act the
TSA took over aviation security in the U.S.  For the year ended December 31, 2002, the TSA accounted for 73% of our revenues. Our failure to be able to meet the TSA's requirements or to secure contracts from the TSA will have a material adverse affect on our business.

         We are dependent on our key personnel.

         Our success will largely depend on the services of our senior management and executive personnel. The loss of the services of one or more of such key personnel could have a material adverse impact on our operations. Our success will also be dependent upon our ability to hire and retain additional qualified executive personnel. We cannot assure you that we will be able to attract, assimilate and retain personnel with the attributes necessary to execute our strategy. We cannot assure you that one or more of our executives will not leave our employment and either work for a competitor or otherwise compete with us.

         We will be dependent on major customers.





         In light of recent developments, customers that were not considered our major customers in 2002 are anticipated to become our major customers.  If our relationship with our major customers is impaired, then there may be a material adverse  affect on our results of operations and financial condition.

         Our success will be dependent upon our ability to change our business strategy.

         Under our new business strategy we intend to develop technological solutions and systems for the aviation security industry,  develop or acquire security activities other than aviation security, invest in security related and non-security related businesses, such as entertainment projects and seek other revenue producing businesses and business opportunities.

          We cannot assure you that we will be able to develop new systems  or develop systems that are commercially viable. Our success in developing and marketing our systems will also depend on our ability to adapt to rapid technology changes in the industry and to integrate such changes into our systems.

         We cannot assure you that we will be successful in our attempts to change or implement our business strategy. We may not have the  expertise to be successful in developing our
business in areas that are not related to the security industry.   Our failure to change our business
strategy or implement it successfully will have a material adverse affect on our financial condition and results of operations.


         We compete in a highly competitive industry and our competitors, who may have many more resources than us, may be more successful in developing new technology and achieving market acceptance of their products.

         Competition in the aviation security industry as well as in the non-security related aviation services industry is intense. Many of our competitors have greater financial, technical and marketing resources. We expect that our competitors will develop and market alternative systems and technologies that may have greater functionality or be more cost effective than the services we provide or the systems that we may develop.  If our competitors develop such systems we may not be able to successfully market our systems. Even if we are able to develop systems with greater functionality which are more cost effective than those developed by our competitors, we may not be able to achieve market acceptance of our systems because our competitors have greater financial and marketing resources.

         The aviation security industry is subject to extensive government regulation, the impact of which is difficult to predict.

         The Security Act has had a significant negative impact on our aviation security business.
In addition, our ability to successfully market new systems will be dependent upon government regulations over which we have no control. Any existing or new regulation may cause us to incur increased expenses or impose substantial liability upon us. The likelihood of such new legislation is difficult to predict.

         The markets for our products and services may be adversely affected by legislation designed to protect privacy rights.

         From time to time, personal identity data bases and technologies utilizing such data bases have been the focus of organizations and individuals seeking to curtail or eliminate the use of personal identity information technologies on the grounds that personal information and these technologies may be used to diminish personal privacy rights.  In the event that such initiatives result in restrictive legislation, the market for our products may be adversely affected.

         Our operations are dependent upon obtaining required licenses.

         A license to operate is required from the airport authority in the airports in which we currently operate. Our licenses are usually issued for a period of 12 months and are renewable.
The loss of, or failure to obtain, a license to operate in one or more of such airports could result in the loss of or the inability to compete for contracts in the airports in which we have licenses.

         Our contracts with airports or airlines may be canceled.

         Our services are typically provided pursuant to contracts, which are cancelable on short notice at any time, with or without cause.  We cannot assure you that an existing client will decide not to terminate us or fail to renew a contract. Any such termination or failure to renew a contract with us could have a material adverse effect on our results of operations or financial condition.

         Our financial condition is subject to currency risk.

         Part of our income is derived in foreign countries. We generally retain our income in local currency at the location the funds are received. Since our financial statements are presented in United States dollars, any significant fluctuation in the currency exchange rate between such currency and the United States dollar would affect our results of operations and our financial condition.

         The market price of our common stock may be volatile, which may make it more difficult for you to resell  your shares when you want at prices you find attractive.

         The market price of our common stock may from time to time be significantly affected by a large number of factors, including, among others, variations in our operating results, the depth and liquidity of the trading market for our shares, and differences between actual results of operations and the results anticipated by investors and securities analysts. Many of the factors which affect the market price of our common stock are outside of our control and may not even be directly related to us.





         Management beneficially owns approximately 65% of our shares; their interests could conflict with yours; significant sales of shares held by them could have a negative effect on our stock price.

         Ezra Harel and Menachem Atzmon collectively beneficially own 65% of our issued and outstanding common stock.  Mr. Harel is the Chairman of our Supervisory Board and Mr.
Atzmon is a member of the Supervisory Board. As a result of  their ownership and position, Mr.
Harel  and Mr. Atzmon are able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.
Such concentration of ownership may also have the effect of delaying or preventing a change in control.  In addition, sales of significant amounts of shares held by Mr. Harel or Mr. Atzmon or the prospect of these sales, could adversely affect the market price of our common stock.

         We cannot assure you that we will continue to pay dividends.

         Although we have paid cash dividends in the past, we cannot assure you that any future dividends will be declared or paid.

         We are subject to the laws of the Netherlands.

         As a Netherlands "Naamloze Vennootschap" (N.V.) public limited company, we are subject to certain requirements not generally applicable to corporations organized under the laws of jurisdictions within the United States. Among other things, the authority to issue shares is vested in the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the shareholders or by the Articles of Association to another corporate body for a period not exceeding five years. The issuance of the common shares is generally subject to shareholder preemptive rights, except to the extent that such preemptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or by the corporate body designated to do so by the general meeting of shareholders or the Articles of Association. Such a designation may only take place if such corporate body has also been designated to issue shares.

          In this regard, the general meeting of shareholders has authorized our Supervisory Board to issue any authorized and unissued shares at any time up to five years from June 26, 2001 the date of such authorization and has authorized the Supervisory Board to exclude or limit shareholder preemptive rights with respect to any issuance of common shares prior to such date.
Such authorizations may be renewed by the general meeting of shareholders from time to time, for up to five years at a time. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger
(except that, in certain limited circumstances, the board of directors of a surviving company may resolve to legally merge the company).  Shareholders do not have preemptive rights with respect to shares which are issued against payment other than in cash.





          Our corporate affairs are governed by our Articles of Association and by the laws governing corporations incorporated in The Netherlands. Our public shareholders may have more difficulty in protecting their interests in the face of actions by the Supervisory Board or the
Management Board, or their members, or controlling shareholders, than they would as shareholders of a company incorporated in the United States. Under our Articles of Association,
adoption of our annual accounts  by the shareholders discharges the Supervisory Board, the
Management Board and their members  from liability in respect of the exercise of their duties for the particular financial year, unless an explicit reservation is made by the shareholders and without prejudice to the provisions of Netherlands law, including provisions relating to liability of members of supervisory boards and management boards upon the bankruptcy of a company pursuant to the relevant provisions of The Netherlands Civil Code. However, the discharge of the
Supervisory Board and the Management Board and their members  by the shareholders is not absolute and will not be effective as to matters misrepresented or not disclosed to the shareholders. An individual member of the Supervisory Board or the Management Board who can prove that he is not at fault for such an omission or misrepresentation would not be liable.

         A U.S. judgment may not be enforceable in The Netherlands.

         A significant number of our assets are located outside the United States. In addition, members of the Management and Supervisory Boards[ and certain experts named herein are residents of countries other than the United States ]. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against such persons judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws.

          There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in The Netherlands. In order to enforce any United States judgment obtained against us, proceedings must be initiated before a court of competent jurisdiction in The Netherlands. A court in The Netherlands will, under current practice, normally issue a judgment incorporating the judgment rendered by the United
States court if it finds that (i) the United States court had jurisdiction over the original proceeding, (ii) the judgment was obtained in compliance with principles of due process, (iii) the judgment is final and conclusive and (iv) the judgment does not contravene the public policy or public order of The Netherlands. We cannot assure you that that United States investors will be able to enforce any judgments in civil and commercial matters, including judgments under the federal securities laws against us or members of the Management or Supervisory Board [or certain experts named herein] who are residents of The Netherlands or countries other than the
United States.  In addition, a court in The Netherlands might not impose civil liability on us or on the members of the Management or Supervisory Boards in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands.





                  We may be a passive foreign investment company under U.S. Federal income tax law.

          Under certain circumstances, we may be a passive foreign investment company
("PFIC") for the calendar year 2002, depending on events for calendar 2003 and 2004.  The determination as to whether or not we are depends on part on two mechanical tests relating to passive income and passive assets and are dependent upon IRS proposed regulations which are not yet in effect.  If we are a PFIC U.S. shareholders on the sale or receipt of distributions on their stock would have adverse tax consequences as the distributions would be treated as ordinary income and maybe subject to an interest charge.  See Taxation-United States Income
Tax Consequences -  Passive Foreign Investment Companies.


          Item 4. Information on the Company

          History and Development of the Company.

                  Unless the context indicates otherwise, all references herein to the "Company"
include ICTS International N.V. ("ICTS" or the "Company"), its consolidated subsidiaries,
Demco Consultants, Ltd. ("Demco"), an Israeli affiliate, Procheck International B.V. ("PI", an affiliate in The Netherlands) and Ramasso Holdings B.V. ("Ramasso", an affiliate in The
Netherlands) and Huntleigh USA Corp. ("Huntleigh").

                  ICTS is a public limited liability company organized under the laws of The
Netherlands in 1992.  ICTS's offices are located at Biesboch 225, 1181 JC Amstelveen, The
Netherlands and its telephone number is +31-20-347-1077.

                  The Company's predecessor, International Consultants on Targeted Security
Holland B.V. ("ICTS Holland"), was founded in The Netherlands in 1987.  Until 1994, subsidiaries and affiliates of ICTS Holland conducted similar business in which the Company is currently engaged.  In connection with the acquisition of the Company by Leedan as of January
1, 1994, ICTS Holland's interest in its subsidiaries (other than three minor subsidiaries) was transferred to ICTS International B.V. ("ICTS International") which became an indirect wholly-
owned subsidiary of Leedan.  Thereafter, ICTS International purchased from a third party all of the outstanding shares of ICTS, incorporated in The Netherlands in 1992 without any operations prior to its acquisition by ICTS International.  As of January 1, 1996, the Company acquired all of the assets and assumed all of the liabilities of ICTS International.

                  In August 1997, the Company acquired 37% of the outstanding shares of Demco for approximately $1.2 million.  As of December 31, 2002 the Company owned 67% of Demco.
In addition, there are put and call agreements in effect which enable the Company to acquire the balance of the shares.  Demco, a privately-held firm based in Israel, is engaged in design, planning and implementation of emergency systems and contingency procedures for government agencies and large organizations.




          As a result of a series of transactions in 1997 and 1998, the Company acquired a 51%
interest in Advanced Maintenance Systems Ltd. ("AMS").    From 1997 through 2001, the
Company through its affiliate, PI, acquired all the outstanding shares of APS Data Screening
Systems B.V. ("APS"). In 2001, the Company sold its interest in AMS in exchange for shares of
APS and Trainsoft Ltd.

          As of January 1, 1999 the Company acquired 80% of the issued and outstanding capital stock of Huntleigh and in January 2001 the Company exercised its option to acquire the remaining 20% at an agreed upon price formula making Huntleigh a wholly owned subsidiary.
Huntleigh is a provider of aviation services in the United States.

          In  2001 and 2002  ICTS sold substantially all of its European operations in two stages,
for an aggregate  purchase price of $103 million.   As a result of the sale, ICTS  has fully
divested itself from its European operations, except for its operations in The Netherlands and
Russia.

          In the wake of the events which occurred on September 11, 2001, the federal government of the United States, in November, 2001, enacted the Aviation and Transportation
Security Act (the "Security Act") Public Law 107-71.   Under the Security Act, entities may
provide aviation security services in the United States only if they are owned and controlled at least 75% by U.S. citizens.  As a company organized under the laws of The Netherlands ICTS may be unable to comply with the ownership requirements under the Security Act. The Security
Act is administered through the Transportation Security Administration (the "TSA").

          In the fourth quarter of 2002, pursuant to the Security Act the Federal government through the  TSA took over substantially all of the aviation security operations in U.S. airports.
As a result, ICTS through its wholly-owned subsidiary  Huntleigh, provides limited aviation security services in the United States.

          Business Overview

                  General

                  ICTS specializes primarily in the provision of aviation security services. In addition, ICTS provides non-security related aviation services and develops technological systems and solutions for the security market. ICTS also engages in certain other activities, including constructing and developing entertainment related projects.

                  Business Strategy

                  ICTS is currently pursuing the following business strategy.

                  Developing Security Related Technology.

                   ICTS plans to focus on developing security systems and technology for the aviation security and  non-aviation security markets. ICTS intends to use the know-how and expertise it has acquired in the provision of enhanced aviation security services to develop such security systems and  technology.

                  Developing Entertainment Projects.

                  ICTS plans to develop entertainment projects. During 2002 ICTS began the construction and development of its "Time Elevator" project in Atlantic City, New Jersey and
Baltimore, Maryland.  Time Elevators are educational tourist attractions which combine motion based platforms with synchronized movies and sound effects.

                  Expanding Aviation Security Operations in The Netherlands.

                  ICTS intends to expand its aviation security operations in The Netherlands. In
2002 ICTS increased its stake in  its Dutch affiliate, ProCheck International  to 100%.  ICTS also formed a partnership with ICTS Europe through which it further expanded its aviation security operations in The Netherlands.  ICTS Europe was sold by ICTS in 2002 to an unaffiliated third party.

                  U.S. Operations.

                  ICTS intends to continue to provide non-security aviation services in the U.S. and intends to offer security technology to the U.S. government for the aviation industry.

                  Other Investments.

                  ICTS intends to make investments in companies and properties which management believes have long term benefits. It is anticipated that such investments will be in diverse industries and instruments.

                  Services

                  Services Offered in Europe. Prior to the sale of its European operations, ICTS primarily provided aviation security services, operated airport checkpoints, verified  travel documents, provided baggage reconciliation services, operated electronic equipment, such as x-
ray screening devices, and operated  manual devices. Following the sale, ICTS  primarily provides advanced passenger screening services in The Netherlands and Russia.

                  Services Offered in the United States. Prior to the enactment of the Security Act,
Huntleigh was one of the leading providers of  non-security aviation services in the United
States. Immediately following the enactment of the Security Act, but prior to the TSA taking over aviation security services in the United States, in November 2002,  Huntleigh experienced a substantial increase in its aviation security services.





                  Huntleigh currently provides limited aviation security services and nine other separate services at approximately 37 airports in 29 states which were not affected by the enactment of the Security Act. Each of the non-aviation security services involves one of the following specific job classifications.

                  Agent Services.

                  Agent services include: Priority Passenger, Service Representative, Baggage
Service, Priority Parcel, and Cargo. Although an agent is a Huntleigh employee, the employee is considered  a representative of specific airlines.

                  Guard Services.

                  Guard services involve guarding secured areas, including aircraft.

                  Janitorial Services.

                  Huntleigh provides cleaning services for aircraft cabins and portions of airports.

                  Maintenance.

                  Huntleigh provides workers to maintain equipment in one airport.

                  Ramp Services.

                  Ramp services include:

          .       . directing aircraft into the arrival gate and from the departure gate
                  . cleaning the aircraft
                  . conducting cabin searches
                  . stocking supplies
                  . de-icing the aircraft and
                  . moving luggage from one airplane to another.

                  Shuttle Service. Huntleigh shuttles airline crews from their hotels to the aircraft in one airport.

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

          Aviation Security Services

                  ICTS provides pre-departure screening services at airports in The Netherlands and
Russia.  Prior to the enactment of the Security Act, Huntleigh provided such services in the U.S.
Such services are designed to prevent or deter the carriage of any explosive, incendiary device, weapon or other dangerous objects into the sterile area of an airport concourse and aboard the aircraft.  In 2002 Huntleigh provided such services exclusively to the TSA.

                  Technological Systems and Solutions

                  Advanced Passenger Screening.   A principal service that ICTS had provided to
its clients prior to the sale of its European operations, had been the Risk Analysis through
Profiling System ("RAPS"). RAPS is a set of sophisticated procedures which seek to identify a potential threat before it materializes, through a methodology of risk evaluation and classification of passengers. The risk evaluation and classification techniques include comparing characteristics of a specific passenger to a preset standard of characteristics of a potential aggressor through interviewing, document verification and behavior analysis. The vast majority of passengers fall into the low risk category.  Therefore more scrutiny can be focused on higher risk passengers. Since RAPS entails the identification of potential threats through recognizable patterns, ICTS believes that it provides a better response to such threats than other alternatives.
Other methods include, simple guard positioning or a complete body and baggage search of each passenger. In addition, by focusing on the primary risks, ICTS considers RAPS to be more cost-
effective and passenger-friendly than other alternatives available or in development.

                  The concept of risk analysis through passenger screening utilizing a set of criteria has been in use in various forms by certain U.S. carriers since 1986. In 1995, the FAA mandated that all U.S. carriers adopt a uniform methodology of risk analysis through advanced passenger screening at all of the "high-risk" airports in Europe. Previously, security authorities in the
Netherlands had adopted such methodology as the standard for enhanced flight-related security for airlines.  In April 1996, the United States enacted an anti-terrorism law which mandates that foreign airlines flying to and from airports in the United States adhere to security measures identical to those required of U.S. airlines serving the same airports. In July 1996, as an initial response to the explosion of TWA Flight 800, the FAA issued a "security directive," applicable to all International flights originating in the United States, which requires the implementation of certain passenger and cargo classification and verification procedures similar to some of the
RAPS procedures.

                  The accumulated know-how and expertise of ICTS in the implementation of
RAPS enabled ICTS to develop its APS technology and system. The APS system is an automated computerized system that enables the pre-departure analysis of passenger information and is designed to screen airline passengers in a faster and more efficient manner. The APS system is currently being operated by ICTS under contract for services provided by ICTS
Europe, an unaffiliated third party, to major United States airlines on flights from Europe to the
United States.

                  Computer Based Training.  ICTS provides computer-based software utilized to train X-ray operators to better perform security-related luggage screening.

                  New Technology Initiatives.

                  IP@SS.    ICTS has recently launched a trial phase of its IP@SS project.  IP@SS consists of a computerized platform integrating various technologies, including document readers, biometrics identification systems and a smart-card. The system is modular and may be used on a stand alone basis or integrated into an existing check-in system. The system has been designed to protect passenger privacy. The system is designed to speed up and simplify the processes of identification and security checks of passengers at airports.  The system enhances customer service provided by airlines and airports to outbound passengers.

                  The project is being developed by ICTS and is performed in cooperation with various partners. The pilot program is being tested at Schiphol Airport in Amsterdam, The
Netherlands, Buenos Aires Airport, Argentina and at Newark Liberty International Airport, New
Jersey in the United States and is planned to be expanded in the near term to other European airports as well as other North American airports.

                  TravelDoc

                  ICTS has designed and developed the TravelDoc system for airlines to quickly scan  travel documents, to verify their accuracy and authenticity and to ensure that they fulfill the requirements of the country of destination. The TravelDoc system utilizes a full page scanner, a small computer and an operator screen or can be installed on an existing workstation to meet immigration requirements and reduce fines imposed on the carrier.

                  APIS

                  ICTS has designed and developed a system to assist airlines to meet the requirements of the U.S. Customs Advance Passenger Information System Program.  The
Security Act requires that all international carriers transmit data to U.S. Customs about passengers and crew members on inbound flights prior to their arrival in the U.S. at high levels of accuracy. ICTS has developed advanced algorithms for scanning passports and visas that




extracts the information required by U.S. Customs.   The system utilizes a full page scanner, a
small computer and an operator screen or can be installed on an existing workstation.

                  Consulting, Auditing and Training

                  ICTS provides consulting services to airlines and airports. ICTS recommends the adoption of specified security procedures, develops recruitment and training programs for clients to hire necessary security personnel and works with airport authorities to ensure that they comply with applicable local requirements. ICTS trains airline employees to screen passengers and to perform other security measures through extensive courses and written training manuals.
ICTS provides these services in The Netherlands and Russia, but does not expect to derive significant revenues from these services.

                  Airline and Airport Customers

                  In 2002, the TSA accounted for 73% of ICTS's total revenues.  In 2002 ICTS  had over 400 clients of which eight clients accounted for over 75% of ICTS's revenue, in over 50 locations world-wide.

                  Entertainment Projects

                  ICTS develops tourist attractions combining motion based platforms and synchronized movies and sound effects ("Time Elevators").

                  ICTS owns a 10% interest in ICTS International Tourist Attractions, Ltd. ("ITA").
ITA is an Israeli based private company established in 1994 which has developed the technology and know how associated with the Time Elevator concept.  Ezra Harel and Menachem Atzmon, principal shareholders and the Chairman and a  member of the Supervisory Board of  ICTS were principal shareholders of ITA until May 2003.  See "Related Party Transactions."

                  In connection with its investment in ITA, ICTS was granted the right of first refusal to market and develop the Time Elevator concept in the U.S. and Europe.  ICTS is constructing and developing Time Elevator sites in Atlantic City, New Jersey,  Baltimore and
Maryland and intends to develop on a site in Niagara Falls, New York.

                  ICTS has a 40% interest in Ramasso Holdings BV ("Ramasso").  Ramasso owns and operates a Time Elevator site in Rome, Italy.  The other shareholders in Ramasso are ITA
(40%) and Ortan (20%) (a company owned and controlled by Mr. Harel and Mr. Atzmon).

                  Marketing and Sales

                  Marketing and Sales in the U.S.  In 2002, substantially all of the revenues of
ICTS were derived in the U.S.   ICTS derived most of its revenues through contracts which were secured by ICTS as a result of competitive bidding.




                  Marketing and Sales in The Netherlands.  Contracts for aviation security services in The Netherlands are obtained through competitive bids that are issued by the applicable airport authorities or agencies.

                  Marketing of Security Systems and Technology.     ICTS intends to market its new
technology systems and technologies by establishing pilot projects with airports and airlines.
Upon the demonstration  of the viability of the systems or technology ICTS intends to develop a marketing plan to distribute the systems and technology.

                  Marketing of Entertainment Activities.  ICTS seeks to locate its entertainment sites in areas that enjoy concentrated flows of tourists.  It intends to market its sites through advertising and establishing  long term relationships with tour and bus operators.

                  Leasing Operation

                  In June 2002 ICTS purchased equipment for an aggregate purchase price of $23.5 million. The purchase price was payable $14.5 million in cash and the balance subject to an $8.5 million self amortizing non-recourse promissory note payable over five years. Pursuant to an operating lease, the equipment was leased to a private Dutch company. The lease provides for annual lease payments in the amount of $2.6 million and an option to purchase the equipment after five or seven years based upon the then fair market value. In the event that the lessee does not exercise the option to purchase the equipment upon the expiration of the lease term, then
ICTS will be obligated to pay license fees in connection with intellectual property associated with the equipment in an amount equal to 5% of the revenue derived from the use of the equipment if ICTS exercises its option to operate the equipment.

                  The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses for the years ended December 31, 2002, 2001 and 2000 were $928, $1,739 and $1,177 respectively.

                  Future minimum lease payments under long-term leases are as follows:

                                            December 31,
                                                   2002

                           2003                      603
                           2004                      285
                           2005                      205
                           2006                      157
                           2007                       93
                                                   1,343
                                                     ====






                  Competition

                  Competition in the aviation security industry as well as in the non-security related aviation services industry is intense. Many of our competitors have greater financial, technical and marketing resources. We expect that our competitors will develop and market alternative systems and technologies that may have greater functionality or be more cost effective than the services we provide or the systems that we may develop.  If our competitors develop such systems we may not be able to successfully market our systems. Even if we are able to develop systems with greater functionality which are more cost effective than those developed by our competitors, we may not be able to achieve market acceptance of our systems because our competitors have greater financial and marketing resources.


                  Restrictions on Competition

                  In connection with the sale of the European operations ICTS is restricted from conducting business in Europe, (except for The Netherlands and Russia) any of the activities in which ICTS Europe was engaged prior to the sale. This restriction is effective through February
2005.

                  Pursuant to an agreement dated as of July 1, 1995 with ICTS Global Security
(1995) Ltd. ICTS may not provide non-aviation security services in Latin America, Turkey or
Russia. ICTS Global Security is partially owned by Lior Zouker and Ezra Harel, the Chief
Executive Officer and the Chairman of Supervisory Board of ICTS and a principal shareholder, respectively.

                  Aviation Security Regulatory Matters

                  ICTS aviation security activities are subject  to various regulations imposed by authorities and various local and federal agencies having jurisdiction in the serviced area. ICTS on behalf of its clients was responsible for adherence to such regulations relating to certain security aspects of their activities.  ICTS is also responsible to prevent passengers without proper travel documentation from boarding a flight, thereby avoiding fines otherwise imposed on its clients by immigration authorities.

                  ICTS is subject to random periodic tests by government authorities with regard to the professional level of its services and training.  Any failure to pass such a test may result in the loss of a contract or a license to perform services or a fine or both.

                  In the airports in which ICTS operates in The Netherlands and Russia, a license to operate is required from the respective airport authority. ICTS currently holds the licenses required to operate in such locations.






                  Prior to the enactment of the Security Act, the FAA regulated the activities of
Huntleigh with respect to security services offered at U.S. airports.  Presently such activities are regulated by the FAA and the TSA.

                  In order for ICTS to engage in aviation activities in the U.S. it may be necessary for ICTS to demonstrate that it meets the TSA requirement of being at least 75% owned and controlled by U.S. citizens.

          Organizational Structure.

                  The following are the significant subsidiaries of ICTS:

                  ICTS USA, Inc., New York - 100%
                  (a) Huntleigh USA Corporation. (Missouri - 100%)
                  (b) Explore USA, Inc. (Delaware - 100%)
                           (i)   Explore Atlantic City, LLC (Delaware - 100%)
                          (ii)   Explore Baltimore, LLC (Delaware - 100%)
                          (iii)  Explore Niagara, LLC (New York - 100%)

                  ICTS Technologies B.V. (The Netherlands - 100%)
                  (a) ICTS Technologies USA, Inc. (Delaware - 100%)

                 ICTS Investment B.V. (The Netherlands - 100%)
                  ICTS Leasing BV (The Netherlands - 100%)

                  Procheck International B.V. (The Netherlands -  100%)

          Property, Plant and Equipment.

                  The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses for the years ended December 31, 2002, 2001 and 2000 were $928, $1,739 and $1,177 respectively.

                  Future minimum lease payments under long-term leases are as follows:

                                            December 31,
                                                   2002

                           2003                      603
                           2004                      285
                           2005                      205
                           2006                      157
                           2007                       93
                                                   1,343
                                                   ====



          Item 5. Operating and Financial Review and Prospects

           Operating Results

                  General

                  This section contains forward-looking statements within the meaning of the U.S.
Private Securities Litigation Reform Act of 1995 concerning ICTS's business, operations and financial condition. All statements other than statements of historical facts included in this annual report on Form 20-F regarding ICTS's strategy, future operations, financial position, costs, prospects, plans and objectives of management are forward-looking statements. When used in this annual report on Form 20-F the words "expect", "anticipate", "intend", "plan",
"believe", "seek", "estimate", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.
Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Risk Factors" and elsewhere in this annual report on Form 20-F.

                  ICTS cannot guarantee any future results, levels of activity, performance or achievements. The forward-looking statements contained in this annual report on Form 20-F represent management's expectations as of the date of this annual report on Form 20-F and should not be relied upon as representing ICTS's expectations as of any other date. Subsequent events and developments will cause management's expectations to change. However, while
ICTS may elect to update these forward-looking statements, ICTS specifically disclaims any obligation to do so, even if its expectations change.

                  ICTS specializes primarily in the provision of aviation security services. In addition, ICTS provides non-security related aviation services and develops technological systems and solutions for the security market. ICTS also engages in certain other activities, including constructing and developing entertainment related projects.

                  In  2001 and 2002  ICTS sold substantially all of its European operations in two
stages, for an aggregate  purchase price of $103 million.   As a result of the sale, ICTS  has fully
divested itself from its European operations, except for its operations in The Netherlands and
Russia.

                   In the fourth quarter of 2002, pursuant to the Security Act the Federal government through the  TSA took over substantially all of the aviation security operations in
U.S. airports. As a result, ICTS through its wholly-owned subsidiary Huntleigh USA Corp.
("Huntleigh"), provides limited aviation security services in the United States.




          Critical Accounting Policies

          The preparation of ICTS's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of ICTS's business activities, described below are certain ICTS accounting policies that are relatively more important to the portrayal of its financial condition and results of operations and that require management s subjective judgments. ICTS bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. Please refer to Note 2 to ICTS's consolidated financial statements included in this Annual Report on Form 20-F for the year ended December
31, 2002 for a summary of all of ICTS's significant accounting policies.

         The Company considers its most significant accounting policies to be those discussed below.

Contract with the TSA

         On November 19, 2001, as a result of the events of September 11, 2001, the Aviation and
Transportation Security Act was signed into law. The Aviation and Transportation Security Act made airport security including security screening operations for passenger air transportation and intrastate air transportation a direct responsibility of the Federal government as administered by the TSA. As a result, in accordance with an agreement signed with the TSA, the Company has provided screening services in its airport locations during the transition period through
November 2002, when all such activities were transferred to the TSA (see also goodwill section hereafter).

         In the process of definitizing the Contract the TSA has expressed its view in letters sent to Huntleigh, that the definitization process should be on a "cost plus basis".  Accordingly, with respect  to the TSA's interpretation of the Contract as well as its calculation of payments made to
Huntleigh for services provided under the Contract, the TSA claims that it has made to
Huntleigh an overpayment of approximately US$ 32,000,000 in the aggregate. The TSA derives this amount from certain costs and allocations that are allegedly not contract incurred costs.

         ICTS Management does not accept the position of the TSA as to the interpretation of the
Contract and claims that the Contract provides for a fixed fee payable to ICTS for services provided. ICTS is also claiming additional amounts aggregating $31 million for corporate bonus and notice not being given on time. Management and its legal counsel are unable estimate, at this stage,  the outcome of these claims and counterclaims, and therefore has made  no provision in respect of this matter.

          Goodwill

         As from January 1, 2002, pursuant to Statement of Financial Accounting Standard ( FAS)



No.142 of the Financial Accounting Standards Board of the United States (the  FASB ),
"Goodwill and Other Intangible Assets" , goodwill is no longer amortized but rather is tested for impairment annually. During 2002, the Company identified its various reporting units, which consist of its operating segments. The Company has utilized expected future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed as of the date of adoption of FAS 142. As a result of the application of the transitional impairment test, the Company does not have to record a cumulative effect of accounting change for the estimated impairment of goodwill. The Company has designated December 31 of each year as the date on which it will perform its annual goodwill impairment test. On December 31,
2002, an impairment test was conducted on the unamortized goodwill pursuant to which it was determined that, as of the date of the impairment test, no impairment existed. Changes in the fair value of the reporting units following material changes in the assumptions as to the future cash flows and/or discount rates could result in an unexpected impairment charge to goodwill.

         As a result of the enactment of the Security Act (as described above), ICTS performed quarterly interim impairment tests, taking into account the expected future cash flows from the
TSA contract through November 2002, and subsequently wrote off, as of September 30, 2002 the balance of the goodwill attributable to the U.S. aviation security operations in the amount of
$8.5 million.

         Functional and reporting currency

         As of January 1, 2002, subsequent to the sale of ICTS's interest in ICTS Europe, the functional currency of ICTS and its U.S. operations is the U.S. dollar because substanitally all of the revenues and operating costs are in dollars.  Prior to January 1, 2002 the functional currency was primarily the euro .  The financial statements of subsidiaries whose functional currency is not the dollar are translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("FAS") No. 52 of the Financial Accounting Standards Board
of the USA ("FASB"). Assets and liabilities are translated from the local currencies to dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year.

         Revenue recognition

         Revenue is recognized when services are rendered to customers, which are performed based on terms contracted in a contractual arrangement provided the fee is fixed and determinable, the services have been rendered and collection of the related receivable is probable. Revenue from leased equipment is recognized ratably over the year.





           Impairment in value of long-lived assets


          ICTS has adopted FAS 144, "Accounting for the Impairment or Disposal of Long-Lived
Assets", effective January 1, 2002. FAS 144 requires that long-lived assets, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

                  The adoption of FAS 144 did not have any material impact on the consolidated financial position of ICTS.

          Revenue recognition

                  Revenue is recognized when services are rendered to customers which are performed based on terms contracted in a contractual arrangement provided the fee is fixed and determinable, the services have been rendered and collection of the related receivable is probable. Revenue from leased equipment is recognized ratably over the year.




           Discussion and Analysis of  Results of Operations

          The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2000, 2001 and 2002:

                                                                       Year ended December 31,
                                                               2002                   2001               2000

REVENUES                                                       $279,931              $212,137               $147,364

---------------------------------------------------  ------------------ ---------------------  ---------------------
COST OF REVENUES                                                214,054               189,925                131,540
---------------------------------------------------  ------------------ ---------------------  ---------------------
GROSS PROFIT                                                     65,877                22,212                 15,824
---------------------------------------------------  ------------------ ---------------------  ---------------------
AMORTIZATION OF GOODWILL                                                                  820                    759
---------------------------------------------------  ------------------ ---------------------  ---------------------
IMPAIRMENT OF INTANGIBLE ASSETS                                   9,156                                          392
---------------------------------------------------  ------------------ ---------------------  ---------------------
SELLING, GENERAL AND ADMINISTRATIVE                              25,636                18,641                 11,631
EXPENSES
---------------------------------------------------  ------------------ ---------------------  ---------------------
OPERATING INCOME                                                 31,085                 2,751                  3,042
---------------------------------------------------  ------------------ ---------------------  ---------------------
INTEREST EXPENSE                                                (2,463)               (1,637)                (1,927)
---------------------------------------------------  ------------------ ---------------------  ---------------------
EXCHANGE DIFFERENCES                                              2,356                 1,965                    851
---------------------------------------------------  ------------------ ---------------------  ---------------------
OTHER INCOME (EXPENSES)                                          41,229                29,520                (1,145)
---------------------------------------------------  ------------------ ---------------------  ---------------------
INCOME BEFORE TAXES ON INCOME                                    75,064                34,248                  1,554
---------------------------------------------------  ------------------ ---------------------  ---------------------
TAXES ON INCOME                                                  16,442                 4,919                    737
---------------------------------------------------  ------------------ ---------------------  ---------------------
INCOME FROM OPERATIONS OF THE
COMPANY AND ITS SUBSIDIAIRIES                                    58,622                29,329                    817
---------------------------------------------------  ------------------ ---------------------  ---------------------
SHARE IN PROFITS (LOSSES) OF ASSOCIATED
COMPANIES                                                       (1,807)                 (395)                     25
---------------------------------------------------  ------------------ ---------------------  ---------------------
MINORITY INTERESTS IN LOSSES (PROFITS)
OF SUBSIDIARIES                                                 _______               (2,736)                     28
---------------------------------------------------  ------------------ ---------------------  ---------------------
NET INCOME FOR THE YEAR                                         $56,815               $26,198                   $870
---------------------------------------------------  ------------------ ---------------------  ---------------------
OTHER COMPREHENSIVE INCOME (LOSS):
---------------------------------------------------  ------------------ ---------------------  ---------------------
Translation adjustments                                             710               (1,811)                (2,516)
Unrealized gains (losses) on marketable securities                  731                 (345)                (7,747)
Reclassification adjustment for losses for available for
sale securities included in net income                            (771)                   368                  7,627
                                                                    670               (1,788)                (2,637)
---------------------------------------------------  ------------------ ---------------------  ---------------------
TOTAL COMPREHENSIVE INCOME (LOSS) FOR                           $57,485               $24,410               $(1,767)
THE YEAR                                                         ======                ======                 ======
---------------------------------------------------  ------------------ ---------------------  ---------------------
EARNINGS PER SHARE:
          Basic                                                   $8.85                 $4.18                  $0.14
                                                                  =====                  ====                   ====
                                                                  $8.80                 $4.09                  $0.14
          Diluted                                                  ====                  ====                  =====

---------------------------------------------------  ------------------ ---------------------  ---------------------







          The following table sets forth, for the annual periods indicated, certain statement of operations data as a percentage of revenues:

                           Year Ended December 31,

                                        2000              2001              2002

 Revenues.....................           100%              100%             100%
  Cost of revenues.............         89.3%             89.5%            76.5%
Gross profit................            10.7%             10.5%            23.5%
          Selling, general and
administrative expenses.....             7.9%              8.8%             9.2%
Operating income .............           2.1%              1.3%            11.1%
Net income ...................            .5%             12.4%            20.3%

                  The statements of income for the years 2001 and 2000 include the activities of
ICTS Europe, which was sold in February 2002.


          Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

          Revenues. Revenues for the year ended December 31, 2002 were $279.9 million (2001:
$212.1 million), and consisted of $274.0 million (2001: $96.7 million) from U.S. operations, no revenues (2001: $113.1 million) from ICTS Europe and $5.9 million (2001: $2.3 million) from other operations.  The lack of  revenue from ICTS Europe in 2002 is the result of the sale of
ICTS's 55% interest in ICTS Europe in January 2002.

          The increase in revenues from U.S. operations is primarily the result of increased sales of aviation security services pursuant to contracts with the TSA following the September 11th events.  Revenues derived from such services were $205.7 million (73% of ICTS's total revenues). For the first month and one-half for 2002 the Company provided aviation security services to its airline clients generating revenues of approximately $30 million. As a  result of the Security Act since November 2002, ICTS  does not provide aviation security services within the United States.

          Revenues derived in the U.S., other than from aviation security services, were $39.0 million (2001: $27.7 million). Such increase is primarily attributable to an increase in sales to existing airline customers through expanding ICTS's location base and the offering of new services.

          Gross Profit. Gross profit is defined as revenues less costs directly related to such revenues as well as certain indirect expenses such as airport offices, airport fees, local training and other direct labor related expenses such as uniforms and transportation.
          Gross profit for the year ended December 31, 2002 was $65.9 million, 23.5%, as a percentage of revenue (2001: $22.2 million, 10.5% as a percentage of revenue). Management believes that the increase in gross profit as a percentage of revenues is primarily attributable to the increase in the provision of aviation security services.

          Impairment of Intangible Assets.  For the year ended December 31, 2002, ICTS incurred expenses of $9.2 million attributable to impairment of intangible assets.  The expense is primarily attributable to the impairment of goodwill in the U.S. subsidiaries as a result of the
TSA taking over aviation security activities in the U.S. in November 2002.

          Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $25.6 million for the year ended December 31, 2002,  9.2% as a percentage of revenues, as compared to $18.1 million, 8.8% as a percentage of revenues for the year ended
December 31, 2001.  The increase in selling, general and administrative expenses is primarily attributable to increases in provisions for bad debts in the amount of $5 million, legal and insurance costs in the amount of $2.6 million, payroll expenses in the amount of $700,000 and offset by the reduction of selling, general and administrative expenses attributable to ICTS
Europe in the amount of $4.8 million.

          Operating Profit. Operating profit for the year ended December 31, 2002 was $31.1 million as compared to $2.8 million for the year ended December 31, 2001.

          Financial (Expenses) Income, Net. Financial (expenses) income, net includes interest income (net of interest expense), and adjustments due to the impact of exchange rate fluctuations. The interest income increased due to the stronger cash position of ICTS, despite the decrease in interest rates on time deposits over the course of 2002. Interest expenses increased compared to 2001, as a result of additional credit facilities that were at ICTS's disposal during
2002.

          Other Income (Expense), Net. Other income for the year ended December 31, 2002 was
$41.2 million as compared to $29.0 million for the year ended December 31, 2001. Other income for the year ended December 31, 2002 includes the profit on  the sale of 55% interest in ICTS
Europe which resulted in gross proceeds, in the amount of $41.2 million.

          Income Taxes.  ICTS's effective income tax rate for the year ended December 31, 2002 was 21.9% as compared to 14.4% in the year ended December 31, 2001.  The increase in the effective tax rate is primarily attributable to an increase in non-deductible expenses for the year ended December 31, 2002 as well as a decrease in non-taxable capital gains in The Netherlands as a percentage of total income.

          Share in Profits and (Losses) of Associated Companies.  The share in profits (losses) of associated companies which includes amortization of intangible assets for the year ended
December 31, 2002 was $1.8 million.

          Net income. As a result of the foregoing,  ICTS's net income increased by approximately
$30.6 million in the year ended December 31, 2002, to $56.8 million, as compared to approximately $26.2 million for the year ended December 31,  2001.



          Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

          Revenues. Revenues for the year ended December 31, 2001 were approximately $212.1 million (2000: $147.4 million), and consisted of $113.1 million (2000: $77.7 million) from ICTS
Europe, $96.7 million (2000: $66.6 million) from U.S. operations, and $2.3 million (2000: $3.1 million) from other operations. The increase in revenues for both ICTS Europe and U.S.
operations was primarily attributable to internal growth of ICTS's operations due to newly added locations together with price increases in the U.S. effective in October 2001. The addition of new locations and the price increases outweighed the negative impact of the cancellation of flights as a result of the September 11 events.

          For the year ended December 31, 2001, revenues derived from aviation security services in the U.S. were $68.9 million (71% of U.S. revenues).

          Revenues derived from services, other than aviation security services in the United
States, for the year ended December 31, 2001 were $30.1 million as compared to $27.1 million for the year ended December 31, 2000.

          Gross Profit.  Gross profit for the year ended December 31, 2001 was $22.2 million
10.5% as a percentage of revenues (2000: $15.8 million, 10.7% as a percentage of revenues)
consisted primarily of a profit of $13.2 million (2000: $10.4 million) from ICTS Europe and a profit of $9.2 million (2000: $5.3 million) from U.S. operations. This increase in gross profit is due primarily to the increase in revenue.  The decrease in gross profit as a percentage of revenue is due primarily to start-up costs of approximately $1.4 million resulting from new airport locations in Europe, which was partially offset  by an increase in gross profit as a percentage of revenues from U.S. operations.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses was $18.6 million, 8.8% as a percentage of revenues, for the year ended December 31,
2001, as compared to $11.6 million, 7.9% as a percentage of revenues for the year ended
Decemver 31, 2000.  This increase is primarily due to $4.9 million related to the sale of ICTS
Europe, and expenses related to the expansion of the headquarters of ICTS Europe.

          Operating Profit. Operating profit for the year ended December 31, 2001 was $3.3 million and included $8.4 million (2000: $6.6 million) of operating profits of ICTS Europe.

          Financial (Expenses) Income, Net. Financial (expenses) income, net includes interest income (net of interest expense), and adjustments due to the impact of exchange rate fluctuations. Interest Income increased due to the stronger cash position of ICTS, as a result of the receipt of the proceeds for the sale of the 45% interest in ICTS Europe in early 2001, despite the decrease in interest rates on time deposits over the course of 2001. Interest expenses decreased, as a result of partial repayment of outstanding lines of credit.




          Other Income (Expense), Net. Other income for the year ended December 31, 2001 was
$29.5 million. Other income was primarily attributable to the profit on the sale of a 45% interest in ICTS Europe, in the amount of $34.3 million, which was partially offset by a loss of approximately $4.5 million related to a write-off of ICTS's investments in several technology start-up companies due to their financial condition and ICTS's assessment of their future prospects.

          Income Taxes. ICTS's effective income tax rate for the year ended December 31, 2001 was 14.4% as compared to 47.4% in the year ended December 31, 2000. The decrease in the effective tax rate was primarily attributable to non-taxable capital gains in The Netherlands derived by ICTS from the sale of a 45% interest in ICTS Europe.

          Minority Interest. This item reflects primarily the 45% interest of ICTS Europe owned by an unaffiliated party effective January 2001.

          Share in losses of associated companies. Share in losses of associated companies was
$395,000 for the year ended December 31, 2001.

          Net income.  As a result of the foregoing ICTS's net income increased by $25.2 million for the year ended December 31, 2001, to $26.2 million, as compared to $870,000 for the year ended December 31, 2000.


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

Other Income (Expense), Net. Other income for the year ended December 31, 2000 is approximately $866,000.  This item reflects  the difference between the value of shares of Gilat at year end of $6.8 million and the value of such shares at the time of sale of John Bryce to Gilat of approximately $7.6 million.  Management believes there is a possibility that Gilat will recover from its present difficulties with a positive impact on its share value. Nevertheless, the uncertainty of recovery in the near future forced the Company to report a loss regarding its
Gilat=s shares. The Company is reporting this loss as a conservative accounting adjustment although the Company has not yet disposed of these shares. In addition, the Company reported an additional loss of approximately $564,000 as a result of a loan extended in 1999 by the
Company to a former shareholder of John Bryce in exchange for a pledge of 54,324 shares of
Gilat and the right to purchase an additional 54,324 shares of Gilat.  Consequently due to the significant decline in the price of shares of Gilat (from $23.50 in 1999 to $2.50 as of December
31, 2000) the Company wrote down the loan to fair market value of such shares.

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

Liquidity and Capital Resources

         ICTS's principal cash requirement for its operations is the payment of wages. Working capital is financed primarily by cash from operating activities and by short-term borrowings. As of December 31, 2002, we had cash and cash equivalents of $32.5 million, restricted cash and short term investments of $13.1 million and working capital of $15.2 million.

         Net cash provided by operating activities for the year ended December 31, 2002 was
$61.6 million as compared to $987,000 for the year ended December 31, 2001 and net cash used
in operating activities of $1.5 million for the year ended December 31, 2000.   The increase in
cash for the year ended December 31, 2002 was primarily attributable to net income of $56.8 million increased by non-cash expenses of $12.3 million, shares in losses of associated companies of $2.0 million  and changes in operating assets and liabilities of $37.6 million, offset by decreases of cash attributable to an increase in deferred income taxes of $4.3 million and gain on the sale of ICTS's 55% interest in ICTS Europe of $42.8 million.  The changes in operating assets and liabilities were primarily attributable to an $8.8 million decrease in accounts receivable and an increase of $28.2 million in accrued expenses and other liabilities, which was primarily related to severance pay and employee's claims of $24.6 million in connection with the reduction of ICTS's aviation security activities.

         Net cash used in investing activities was $324,000 for the year ended December 31, 2002 as compared to net cash provided by investing activities of $23.5 million for the year ended
December 31, 2001 and net cash used in investing activities of $2.7 million for the year ended
December 31, 2000.  Net cash used in investing activities was primarily attributable to the purchase of equipment of $20.3 million, of which $14.5 million was attributable to equipment which is the subject of a sale/leaseback transaction and the balance of which is primarily attributable to the construction and development of entertainment projects, $8.4 million for the acquisition of shares and granting of loans which is primarily attributable to ICTS's investments in Inksure Technologies, Inc., $9.1 million which was utilized to purchase other investments and
$8.2 million attributable to the purchase of time deposits and restricted cash, purchases of marketable securities of $3.3 million, $1.3 million attributable to acquisitions of subsidiaries, and long term loans to related parties of $1.5 million, offset by proceeds from the sale of ICTS's
55% interest in ICTS Europe of $49.4 million and other sources of cash provided by operating activities of $2.4 million.

           Net cash used in financing activities was $46.1 million and $10.5 million for the years ended December 31, 2002 and December 31, 2001, respectively and net cash provided by financing activities was $5.3 million for the year ended December 31, 2000.  Net cash used in financing activities for the year ended December 31, 2002 was attributable to dividends paid of
$34.2 million repayment of long-term loans of $16.2 million and acquisition of treasury stock of
$907,000 offset by cash provided by stock options exercised of $1.7 million, long-term loans of
$8.9 million and increases in short-term bank credit of $3.3 million.

           In June 2002 ICTS purchased equipment for an aggregate purchase price of $23.5 million. The purchase price was payable $14.5 million in cash and the balance subject to an $8.5 million self amortizing non-recourse promissory note payable over five years. Pursuant to an operating lease, the equipment was leased to a private Dutch company. The lease provides for annual lease payments in the amount of $2.6 million and an option to purchase the equipment after five or seven years based upon the then fair market value. In the event that the lessee does not exercise the option to purchase the equipment upon the expiration of the lease term, then
ICTS will be obligated to pay license fees in connection with intellectual property associated with the equipment in an amount equal to 5% of the revenue derived from the use of the equipment if ICTS exercises its option to operate the equipment.

           On February 17, 2002, ICTS entered into an aviation security services contract with the
TSA to continue to provide aviation security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport by airport basis to the U.S. Federal Government or November 2, 2002.  In accordance with the contract, the
U.S. Federal Government provided ICTS with a non-interest bearing partial payment of $26 million to be repaid at the rate of  $1.3 million a month commencing April 2002.  As of
December 31, 2002, $11.7 million of the $26 million had been repaid.  The TSA in accordance with standard practices is in the process of auditing ICTS's billings to the TSA pursuant to the contract with the TSA for the provision of aviation security services.  In the event that the TSA has a significant claim against ICTS and is successful, then there may be a material adverse effect on ICTS's financial condition.

          As a result of the September 11th terrorists attacks numerous lawsuits have been commenced against ICTS and its U.S. subsidiary.  The cases arise out of airport security services provided for United Flight 175 out of Logan Airport in Boston, Massachusetts which crashed into the World Trade Center.  In addition, to the present claims additional claims may be asserted. The outcome of these or additional cases is uncertain. If there is an adverse outcome with respect to any of these claims which is not covered by insurance, then there may be a significant adverse impact on us.


         The following table summarizes ICTS's obligations to make future payments under contracts:

           Contractual Obligations Due by Period at December 31, 2002

         The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses for the years ended December 31, 2002, 2001 and 2000 were
$928, $1,739 and $1,177 respectively.





           Future minimum lease payments under long-term leases are as follows:

                                  December 31,
                                     2002

                    2003              603
                    2004              285
                    2005              205
                    2006              157
                    2007               93
                                    1,343
                                     ====


            The following table summarizes ICTS's guarantees and their expiration dates:

         The Company has outstanding a guaranty to ABN Amro for rent in the amount of
$13,000 which is outstanding during the term of this lease. The Company, in addition, has an outstanding guaranty to Bilu Investments, Ltd. in the amount of $2,447,000 of which $1,350,000 expires in August 2003 with the remaining having no expiration date.

           Our future capital requirements, the timing and amount of expenditures will depend on our success in developing and implementing our new business strategy.  Based on our current plans, we believe that our existing cash balances, cash flows from operating and available borrowing will be sufficient to satisfy our capital requirements for at least the next 12 months.

         Research and development, patents and licenses, etc.

         ICTS has recently launched a trial phase of its IP@SS project.  IP@SS consists of a computerized platform integrating various technologies, including document readers, biometrics identification systems and a smart-card. The system is modular and may be used on a stand alone basis or integrated into an existing check-in system. The system has been designed to protect passenger privacy. The system is designed to speed up and simplify the processes of identification and security checks of passengers at airports.  The system enhances customer service provided by airlines and airports to outbound passengers.

           The project is being developed by ICTS and is performed in cooperation with various partners. The pilot program is being testedat Schiphol Airport in Amsterdam, The Netherlands,
Buenos Aires Airport, Argentina and at Newark Liberty International Airport, New Jersey in the
United States and is planned to be expanded in the near term to other European airports as well as other North American airports.





         Trend information

           Labor market conditions at a particular airport location may require the Company to increase its prices. Cost of labor is the most important variable in determining any cost increases.

         Item 6. Directors, Senior Management and Employees


           The following table lists the directors and executive officers of ICTS.

                                   Age                     Position

 Ezra Harel                          52               Chairman of the Supervisory Board
 Menachem Atzmon                     58               Member of the Supervisory Board
 M. Albert Nissim                    69               Member of the Supervisory Board,  Secretary
 Elie Housman                        63               Member of the Supervisory Board
 Moshe Winer                         53               Member of the Supervisiory Board
 David W. Sass                       67               Member of the Supervisory Board
 Melvin F. Lazar                     63               Member of the Supervisory Board and
                                                      Chairman of the Audit Committee
 Lynda Davey                         48               Member of the Supervisory Board
 Lior Zouker                         54               President  and  Chief Executive Officer
 Joseph Yahav                        46               Vice President International
 Stefan Vermeulen                    32               Chief Financial Officer
 Doron Zicher                        44               Vice President - Products & Technology

           Ezra Harel is a controlling shareholder of Harmony Ventures B.V. ("Harmony") an investment holding company. He served as Chairman of the Board of Directors of both Dash
200+, a company involved with the conversion of Boeing 747 aircraft from passenger to cargo use, since 1991, and Tuffy Associates Inc., an automotive service franchise company, since
1993. Mr. Ezra Harel is the Chairman of the Advisory Board of Seehafen Rostock
Umschlagsgesellschaft GmbH ("Port of Rostock"),Germany, a company engaged in sea port activities.  He has developed real estate in the United States, Europe and Israel.  Mr. Harel is also a director of Inksure Technologies, Inc.  He has been a director of  ICTS since inception.

           Menachem J. Atzmon is a Chartered accountant (Isr). Mr. Atzmon is a  controlling shareholder of Harmony Ventures B.V. Since 1996 he has been the managing director of
Albermale Investment Ltd. and Kent  Investment Holding Ltd., both investment companies.
Since January 1998 he has served as CEO of Seehafen  Rostock.  He has been a member of the
Supervisory Board of ICTS since 1999.

           M. Albert Nissim has served as Secretary of ICTS since January 1994 and became a member of the Supervisory Board in 2002.  Mr. Nissim also serves as President of ICTS - USA,
Inc.  From 1994 to 1995, he worked as the managing  director of ICTS and from 1990 to the
present, he has been Vice-President and a director of Tuffy Associates.   Mr. Nissim has been the
President of Pioneer Commercial Funding Corp. ("Pioneer") since January 1997.



           Elie Housman has served as Chairman of Inksure Technologies,  Inc. since February
2002.  Mr. Housman was a principal at Charterhouse Group International, a privately held merchant bank, from 1989 until June 2001.  At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars. Prior to
Charterhouse, he was co-owner of AP Parts, a $250 million automotive parts manufacturer. Mr.
Housman was also the Chairman of Novo Plc. in London, a leading company in the broadcast storage and services industry.  At present, Mr. Housman is a director of a number of privately held companies in the United States. He became a member of the Supervisory Board of ICTS in
2002.

           Moshe Winer became a member of the Supervisory Board of ICTS in 2002.  For the past ten years has been the principal of several businesses in the automotive services field.

           David W. Sass for the past 42 years has been a practicing attorney in New York City and is currently a senior partner in the law firm of McLaughlin & Stern, LLP. He has been a director of ICTS since 2002. Mr. Sass is also a director of BarPoint.com, Inc, an online and wireless product information and shopping service provider.. He is also corporate secretary and a director of Pioneer Commercial Funding Corp. Mr. Sass became a director of Inksure
Technologies, Inc. in 2003, a company which develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion.  He is also a director of several privately held corporations.

           Melvin F. Lazar is a Certified Public Accountant (New York State) and the founding partner of Lazar Levine & Felix LLP. Mr. Lazar and his firm have served the business and legal communities for over 30 years. He is an expert in business valuations and merger and acquisition activities. Mr. Lazar is a board member and audit committee member of Enzo Biochem, Inc., a
New York Stock Exchange listed company, which is a leading biotechnology company that specializes in gene identification and gene regulation technologies for diagnostic and therapeutic applications.  Mr. Lazar is also a board member and serves as the Chairman of the Audit
Committee of privately-owned Active Media Services, Inc., the largest corporate barter company in the nation.  He became a member of the Supervisory Board of ICTS in 2003.

           Lynda Davey is Chief Executive Officer of Avalon Group,  Ltd. a private investment banking firm she co-founded in 1992.  She also serves as Chairperson of Avalon Securities, Inc., an  NASD member broker-dealer, and NY Venture Space, LLC, a provider  of interim office space. From 1988 throughout 1991, Ms. Davey was Managing Director of The Tribeca
Corporation, a New York based buyout firm.  Prior to 1988, Ms. Davey was Vice President in the corporate finance department of Salomon Brothers Inc. She is a director of Tuffy Associates
Corp. and Pioneer Commercial  Funding Corp.  Ms. Davey also serves on  the Advisory Council of the Center for Women's Business Research and Retail Finance Group of Wells Fargo Bank.
She became a member of the Supervisory Board of ICTS in 2002.




           Lior Zouker has been the Chief Executive Officer and a member of the Management
Board of ICTS since 1996. From 1994 to 1995, he served as the Chief Operating Officer of ICTS and from 1991 to 1993 he served as Executive Vice-President of ICTS Holland. He became a member of the Management Board of ICTS in 1999.

           Joseph Yahav has been our Vice President of ICTS since June 1996. From 1991 to
1995, he was director of the Professional Department of ICTS.

           Stefan Vermeulen is a chartered accountant (the Netherlands). Mr. Vermeulen has been the Chief Financial Officer of ICTS since 2001. Before joining ICTS, Mr. Vermeulen worked as an internal auditor for Sara Lee/Douwe Egberts in the Netherlands from  1999 until
2001.  Prior to that he worked as an internal auditor for Intergraph for two years.  Previously Mr.
Vermeulen worked as an external auditor with Deloitte & Touche in the Netherlands for seven years.  Mr.Vermeulen holds a masters degree in information management.

           Doron Zicher has served as Vice President of Products and Technology of ICTS since
November 1, 2000.  Mr. Zicher has been the General Manager of ProCheck International from
1988.  He created and developed the APS in 1998.

         Employment Contracts

           On December 28, 1995, ICTS entered into an employment contract with Lior Zouker, its Chief Executive Officer and a member of its Management Board, pursuant to which ICTS agreed to employ Mr. Zouker in those capacities for a 30 month term. The contract was extended on November 25, 1997 and again renewed on December 12, 2000 for a period of three years each.  Pursuant to such contract, Mr. Zouker is entitled to a base salary in the amount of $18,000 per month and a bonus equal to 3% of the annual net income of ICTS.

           On June 15, 1998, ICTS entered into an agreement with Mr. Ezra Harel providing for the following:  (I) base compensation in the amount of $120,000 per annum; and (ii) a special annual bonus equal to 5% of the sum of  (a) capital gains, net of capital losses, net of taxes, derived from extraordinary capital transactions and (b) realized gains, net of realized losses, net of taxes, derived from either transactions in traded securities and/or other extraordinary financial transactions, if any, as reflected in ICTS's annual audited consolidated financial statements.  In
November 2002 Mr. Harel's monthly compensation was increased from $10,000 per month to
$20,400 per month and Mr. Harel was awarded a bonus of 5% of the net after tax profits of ICTS for the year ended December 31, 2002.

         Compensation

           The aggregate direct remuneration paid to directors and officers of the Company during the year ended December 31, 2002 was $8,013,425.  This figure does not include business expenses reimbursed to such persons.

           Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $10,000 and a fee for each Board or committee meeting attended of
$1,000 and the Chairman of the Audit Committee receives an additional $10,000 per year.

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

           The members of the Supervisory Board and their period of service on the Supervisory
Board are as follows:  Ezra Harel (1996), Menachem Atzmon (1999), M. Albert Nissim (2003),
Elie Hausman (2002), Moshe Winer (2002), David W. Sass (2002), Melvin F. Lazar (2003) and
Lynda Davey (2003).

           The audit committee consists of Melvin F. Lazar, Chairman, Lynda Davey and Moshe
Winer.  The audit committee evaluates ICTS's accounting policies and practices and financial reporting and internal control structures, selects independent auditors to audit the financial statements and confers with the auditors and the officers.

           ICTS's compensation committee consists of Ezra Harel, Chairman, Mr. Nissim and Ms.
Davey.  The compensation committee determines salaries, incentives and other forms of compensation for ICTS's executive officers and administrators stock plans and employee benefit plans.

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

         Employees

           Prior to the sale of its European operations, ICTS employed approximately 5,000 people in Europe on a regular basis. After the sale of the European operations, the number of employees in Europe is approximately 125.

           In the United States, prior to the enactment of the Security Act  ICTS employed approximately 5,000 people, of which approximately 1,300 were unionized. Subsequent to the enactment of the Security Act, but prior to November 2002  ICTS employed approximately
11,000 people, of which approximately 1,300 were unionized.  Most of the unionized employees are skycaps and screeners. ICTS believes that its relationships with employees are generally good.  As a result of the TSA taking over airport security ICTS currently employ 3,000 persons.

         Share ownership.

           The following table sets forth the number of shares of common stock, directly and indirectly, owned by all directors and executives of the Company as of  May 31, 2003.

               Number of Shares
               Beneficially Owned         Percentage

Ezra Harel(1)       4,222,300                64.8%
Menachem Atzmon(2)  3,842,200                58.9%
M. Albert Nissim        4,000                  *
Moshe Winer              -
David W. Sass            -
Melvin L. Lazar         2,500                  *
Lynda Davey
Lior Zouker              -
Eli Housman              -

         All Executive Officers and
         Directors as a Group 13 persons

         * Denotes less than 1%

         1.         Harmony Ventures BV, owns approximately 52% of the issued and outstanding
Common Shares. Mr. Menachem J. Atzmon and Mr. Ezra Harel  own,  indirectly 100% of the outstanding shares of Harmony Ventures BV and may be deemed to control Harmony Ventures
BV.  Harmony Ventures BV, Mr. Atzmon and Mr. Harel may be able to appoint all the directors of ICTS and control the affairs of ICTS.  In addition, Mr. Harel owns 300,000 shares.


         2.         Harmony Ventures BV, owns approximately 52% of the issued and outstanding
Common Shares. Mr. Menachem J. Atzmon and Mr. Ezra Harel  own,  indirectly 100% of the outstanding shares of Harmony Ventures BV and may be deemed to control Harmony Ventures
BV.  Harmony Ventures BV, Mr. Atzmon and Mr. Harel may be able to appoint all the directors of ICTS and control the affairs of ICTS.




         Options to Purchase Securities.

           On June 22, 1999 shareholders adopted the 1999 Equity Incentive Plan (the "Plan").
The Plan provides a means whereby employees, officers, directors, and certain consultants and independent contractors of the Company ("Qualified Grantees") may acquire the Common
Shares of  the Company pursuant to grants of (I) Incentive Stock Options ("ISO") and (ii) "non-
qualified stock options".  A summary of the significant provisions of the Plan is set forth below.
The following description of the Plan is qualified in its entirety by reference to the Plan itself.

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

           As of May 31, 2003 ICTS has granted options to purchase 337,500 Common Shares, all of which have been granted to directors and executive officers of the Company as a group, at exercise prices ranging from $4.50 to $8.50 per share under the Plan.  These options vest over various terms, ranging from immediately to five years.  Outstanding options expire at various times, but not later than January 2007.







         Item 7. Major Shareholders and Related Party Transactions

         Major Shareholders.

           The following table sets forth certain information regarding the beneficial ownership of the Common Shares of ICTS, as of May 31, 2003, by each person, other than officers and directors, who is known by ICTS to own beneficially more than 5% of the outstanding Common
Shares:


                    Number of Shares
                    Beneficially Owned          Percentage

Ezra Harel(1)           4,225,600                 64.9%
Menachem  Atzmon(2)     3,848,500                 59.0%
M. Albert Nissim            4,000                *0.14%
Moshe Winer                 7,000                *
David W. Sass                -
Melvin L. Lazar             2,500                *-
Lynda Davey Lior Zouker                          * -
Eli Housman                  -
Oppenheimer Funds         440,600                 6.8%

All Executive Officers
 and                    4,235,000                 65.5%
Directors as a Group 13 persons
         ___________________________


         1.         Harmony Ventures BV, owns approximately 52% of the issued and outstanding Common
Shares. Mr. Menachem J. Atzmon and Mr. Ezra Harel  own,  indirectly 100% of the outstanding shares of Harmony
Ventures BV and may be deemed to control Harmony Ventures BV.  Harmony Ventures BV, Mr. Atzmon and Mr.
Harel may be able to appoint all the directors of ICTS and control the affairs of ICTS.  In addition, Mr. Harel owns
300,000 shares.


         2.         Harmony Ventures BV, owns approximately 52% of the issued and outstanding Common
Shares. Mr. Menachem J. Atzmon and Mr. Ezra Harel  own,  indirectly 100% of the outstanding shares of Harmony
Ventures BV and may be deemed to control Harmony Ventures BV.  Harmony Ventures BV, Mr. Atzmon and Mr.
Harel may be able to appoint all the directors of ICTS and control the affairs of ICTS.





         Related Party Transactions.

           In 2001 and 2002, as part of the sale of its European operations, ICTS in exchange for services rendered by the members of the Supervisory Board and certain executives paid out the following bonuses:

                                                   2001                    2002
           Name

         Ezra Harel                       $1,800,000 (1)                   $2,451,000(1)
         Boaz Harel                       $   169,000 (2)                  $   71,000
         Savinoam Avivi                   $    18,000                      $   23,000
         Michael Barnea                   $   225,000 (3)                  $  293,000(3)
         Gerald Gitner                    $   118,000                      $   24,000
         Menachem  Atzmon                 $   412,000 (4)                  $  541,000(4)
         Amos Lapidot                     $    18,000                      $   23,000
         Lior Zouker                      $ 1,080,000 (5)                  $1,499,000(5)
         Albert Nissim                    $    30,000                      $   36,000
         Stefan Vermulen                            0                      $   45,000
         Eli Talmor                       $    21,000
         Doron Zicher                     $   163,000 (6)                  $  146,000
         Leedan                           $ 1,000,000                      $1,208,000


----------------------------------------- ----------------------  -----------------------------

         (1) This amount was due to Mr. Harel pursuant to his employment agreement and was designated by him to be paid to Leedan, on behalf of Harmony.

         (2) Mr. Harel resigned as a member of the Supervisory Board on November 12, 2001. In exchange for this cash payment Mr. Harel also surrendered 16,667 stock options.

         (3) In consideration for services provided by Pinkhill Business Ltd.

         (4) Paid to Leedan, on behalf of Harmony.

         (5) This amount was paid  pursuant to Mr. Zouker's employment agreement.

         (6) In exchange for part of this cash payment Mr.  Zicher surrendered 6,667 of stock options.

         In August 1997, ICTS, as part of a group consisting of Leedan Systems and Properties
Enterprises (1993) Ltd. and Rogosin Development and Holdings Ltd. ("Rogosin"), each at the time, an affiliate of Leedan, invested in a joint venture, Bilu Investments Ltd. ("Bilu"). Bilu is engaged in the financing of real estate projects in Israel, primarily in the residential market. In consideration for a 9.3% equity interest in Bilu, ICTS contributed $259,000 and has guaranteed



$2,915,000 of debt obligations of Bilu. In 2000 Bilu issued 25% of its shares to an unaffiliated party in consideration for an equity investment of US $2,000,000 and the provision of guarantees for debt obligations of Bilu in an amount of US $3,800,000. As a result , ICTS's equity interest in Bilu has been diluted to 7% and ICTS's guarantee was reduced to $2,447,000, of which
$700,000 is on behalf of each of Leedan and Rogosin, respectively. Rogosin became an unaffiliated party in 2002.

         In connection with release of certain guarantees of various debt obligations of a third party procured by ICTS in 1997, in 2000 ICTS purchased from unaffiliated parties a $1,000,000 debenture bearing interest at 10% per annum, due November 26, 2004, issued by Pioneer. This debenture is guaranteed by Leedan, an affiliate of Mr. Harel and Mr. Atzmon.

         In July 2000, each of ICTS and ICTS Tourist Attractions Ltd. ("ITA"), purchased 16 common shares for $16,000  each of Ramasso from Leedan, representing 40% each of the outstanding share capital of Ramasso. The remaining 20% shares in Ramasso are held by a company controlled by Leedan. ICTS provided loans to Ramasso from time to time aggregating approximately $2,464,000, bearing an annual interest rate of 4.25% which has no fixed repayment. Ramasso owns and operates, a Time Elevator in Rome, Italy.

         In December 2000, ICTS exercised an option to purchase 100 common shares of ITA for
$600,000, representing 10% of the outstanding share capital of ITA. On October 14, 2001, ICTS agreed to increase its investment in ITA under the following principal terms: (a) ICTS provided
ITA with a $3,000,000 loan [which released a $1,000,000 bank guaranty previously provided by
ICTS in favor of ITA]; (b) ICTS was granted with a warrant to purchase 12% of ITA shares exercisable during a period of three years, at an exercise price that shall be determined according to an evaluation of ITA to be made by an independent consultant; (C)) ICTS was granted [a right of first refusal] to establish and own, on its own account, any Time Elevator project to be initiated by ITA in the United States [and Europe]; (d) ITA will supervise and manage the establishment of such projects for a fee that shall be equal to 20% of the projects costs; (e) ICTS has the option to acquire from ITA 20% of ITA's stake in each Time Elevator project of ITA in
Europe for a period of two years from the start of such project; and (f) ITA has the option to acquire from ICTS 20% of ICTS's stake in each Time Elevator project of ICTS for a period of two years from the start of such project. The first project for which ICTS exercise its right of first refusal is in Atlantic City, New Jersey where ICTS is currently engaged in the establishment of the Time Elevator project. The second project in which ICTS exercised its right of first refusal, is in Baltimore, Maryland where ICTS is currently establishing a Time Elevator project.
As of March 31, 2003, ICTS has invested $4,000,000 in the Atlantic City project and $1,800,000 in the Baltimore, Maryland project.  ITA is entitled to receive a management fee of 20% for the services they provide in the development and construction of each of these projects.

         ITA is an Israeli based private company established in 1994 which has been engaged in the business of developing Time Elevators.  Mr. Harel and Mr. Atzmon were the principal shareholders  of ITA until May 2003.

         On July 24, 2001, ICTS, through an assignment from Noaz Management Company,



invested $400,000 in Artlink Inc, a company with expertise in curating and producing art exhibits, servicing and representing  young artists. Mr. Harel is a principal shareholder of Noaz
Management Company.

         During 2001 and 2002 ICTS provided loans to Leedan aggregating approximately $3.6 million bearing interest at libor plus 3%. The loans were repaid in the first half of 2003.

         During the period from April to September 2002, ICTS purchased 4,106,895 shares of
Inksure Technologies Inc. ("Inksure"), which represents 34.3% of Inksure's outstanding shares for a purchase price of $5,986,000.  In October 2002, Mr. Elie Housman, the Chairman of the
Board of Inksure, was appointed to the ICTS Supervisory Board.  Mr. Harel and Mr. Sass,
members of the ICTS Supervisory Board and our directors were elected to the Board of Inksure.
Inksure develops, markets and sells customized authentications systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion.

         During 1998, ICTS purchased 150,000 shares of common stock of Pioneer from Leedan for a purchase price of $5.00 per share. Pioneer is a sister corporation through common ownership through Harmony. ICTS purchased 29,000 additional shares on October 10, 2001 at
$2.25 per share. In addition, on February 1, 2002, ICTS subscribed for an additional 260,000 shares at $2.00 per share. In January 2003, ICTS purchased 235,300 shares of common stock of
Pioneer Commercial Funding Corp. at a purchase price of $.90 per share in a private placement.
Mr. Albert Nissim, the secretary and member of the ICTS Supervisory Board  is the president and a director of Pioneer,  Lynda Davey, a member of the ICTS Supervisory Board is a director of Pioneer and David W. Sass, a member of the ICTS Supervisory Board is secretary of Pioneer.
Mr. Harel and Mr. Atzmon are also principal shareholders of Pioneer.


         Item 8. Financial Information

         Consolidated Statements and Other Financial Information.

           See pages F-1 through F- 61 incorporated herein by reference.

         Legal Proceedings

         As a result of the September 11th terrorists attacks numerous lawsuits have commenced against Huntleigh and ICTS. Huntleigh has been named in 27 lawsuits and ICTS in 25 lawsuits
All of the cases were filed in the United States District Court, Southern District of New York.
The cases arise out of Huntleigh's airport security service for United Flight 175 out of Logan
Airport in Boston, Massachusetts. All of the cases involve wrongful death except one which involves property damage. The cases are in their early stages.




         Although these are the only claims brought against Huntleigh and ICTS with respect to the terrorist attacks of September 11, 2001, Huntleigh and ICTS anticipate additional related claims. See " Risk Factors-Potential For Liability Claims."

         Under current legislation companies that entered into agreements with the TSA have their liability limited to the amount of insurance coverage that they carry. The legislation applies to Huntleigh, but not ICTS.

         In addition, Huntleigh has been served in a class action suit by former employees of
ICTS for the payment of a bonus of approximately $5.6 million, which bonus was promised to employees by the TSA. It is Huntleigh's position that the bonus has not been paid to it by the
TSA and until the TSA pays the funds to ICTS the bonus can not be paid to employees. The case is pending in the District Court of Oklahoma County, State of Oklahoma.

         Dividend Policy

         On each of July 23, 2001 and May 13, 2002, ICTS declared and paid a $2.25 dividend per Share ($1.69 net of all withholding taxes required by The Netherlands) and on December 10,
2002 ICTS declared and paid a dividend of $3.00 per share (net of all withholding taxes required by The Netherlands). For a discussion of the applicable taxes on such dividends see,
"Netherlands Dividend Withholding Tax". The declaration of dividends will be at the discretion of our board of directors and will depend upon our earnings, capital requirements, financial position, general economic conditions, and other pertinent factors. We cannot assure you that dividends will be paid in the future.


         Significant Changes.


         None


         Item 9. The Offer and Listing

                ICTS's shares of common stock have traded on the NASDAQ National Market since
[1996] under the symbol ICTS.

         The reported high and low sales prices per share during the years ending December 31,
1998, 1999, 2000, 2001 and 2002 as reported on NASDAQ were as follows:


                  The reported high and low sales prices per share during each quarter as reported on NASDAQ were as follows:

  2001:                    High     Low

 First quarter             7.81     5.75
 Second quarter            7.55     4.75
 Third quarter             10.60    4.00
 Fourth quarter            11.59    6.51


2002:                     High      Low

First quarter             7.75     6.71
Second quarter            10.20    6.04
Third quarter             7.72     5.00
Fourth quarter            8.62     4.91

2003:
First quarter             6.03     4.82


         Item 10. Additional Information
         Memorandum and Articles of Association

         Introduction

     The material provisions of the Company's Articles of Association are summarized below.
Such summaries do not purport to be complete statements of these provisions and are qualified in their entirety by reference to such exhibit. The Company was established by  the Department of Justice at Amstelveen, The Netherlands on October 9, 1992.  The objectives of the Company are generally to manage and finance businesses, extend loans and invest capital as described in greater detail in Article 2 of the Company's Articles of Association.

Shares

The Company's authorized share capital is currently divided into 17,000,000 common shares,par value 0.45 Euro per common share. The common shares may be in bearer or registered form.

Dividends

Dividends on common shares may be paid out of annual profits shown in the Company's annual accounts, which must be adopted by the Company's Supervisory Board.




The Management Board, with the prior approval of the Supervisory Board, may decide that all or part of the Company's profits should be retained and not be made available for distribution to shareholders. Those profits that are not retained shall be distributed to holders of common shares,  provided that the distribution does not reduce shareholders' equity below the issued share capital increased by the amount of reserves required by Netherlands law. At its discretion, subject to statutory provisions, the Management Board may, with the prior approval of the
Supervisory Board, distribute one or more interim dividends on the common shares before the annual accounts have been approved by the Company's shareholders. Existing reserves that are distributable in accordance with Netherlands law may be made available for distribution upon proposal by the  Management Board, subject to prior approval by the Supervisory Board. With respect to cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

Voting Rights

Members of the Company's Supervisory Board are appointed by the general meeting. The
Company's Articles of Association provide that the term of office of each Supervisory Director will expire no later than June in each calendar year.  Members of the Supervisory Board may be re-appointed. General Meetings of Shareholders

The Company's general meetings of shareholders will be held at least once a year, not later than six months after the end of the fiscal year. Notices convening a general meeting will be mailed to holders of registered shares at least 15 days before the general meeting and will be published in national newspapers in The Netherlands and abroad in countries where the Company's bearer shares are admitted for official quotation. In order to attend, address and vote at the general meeting of shareholders, the holders of the Company's registered shares must notify it in writing of their intention to attend the meeting and holders of the Company's bearer shares must direct the depository to their bearer shares, each as specified in the published notice. [  The Company currently does not solicit from or nominate proxies for its shareholders and is exempt from the proxy rules of the Securities Exchange Act of 1934. ] However, shareholders and other persons entitled to attend the general meetings of shareholders may be represented by proxies with written authority.
Other general meetings of shareholders may be held as often as deemed necessary by the
Supervisory Board or the Management Board and must be held if one or more shareholders or other persons entitled to attend the general meeting of shareholders jointly representing at least
10% of the Company's issued share capital make a written request to the Supervisory Board or the Management Board that a meeting must be held and specifying in detail the business to be dealt with at such meeting. Resolutions are adopted at general meetings of shareholders by a majority of the votes cast, except where a different proportion of votes is required by the Articles of Association or Netherlands law, in a meeting in which holders of at least one-third of the outstanding common shares are represented. Each share carries one vote.



Amendment of Articles of Association and Winding Up

A resolution presented to the general meeting of shareholders amending the Company's Articles of Association or winding up the Company may only be taken after a proposal made by the
Management Board and approved by the Supervisory Board. A resolution to dissolve the
Company must be approved by at least a three-fourths majority of the votes cast. Approval of
Annual Accounts

The Company's annual Netherlands statutory accounts, together with a certificate of its auditors, will be submitted to the general meeting of shareholders for approval. Consistent with business practice in The Netherlands and as provided by the Company's Articles of Association, approval of the annual accounts by the shareholders discharges the Management Board and the
Supervisory Board from liability for the performance of their respective duties for the past financial year. Under Netherlands law, this discharge is not absolute and will not be effective with respect to matters which are not disclosed to the shareholders.

Liquidation Rights

In the event of the Company's dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be divided proportionately among the holders of the common shares.
         Issues of Shares; Pre-emptive Rights

         The Company's Supervisory Board  has the power to issue shares.  The shareholders have by a authorizing resolution provided such authority for a five year period ending June 30,
2006. The number of shares the Supervisory Board is authorized to issue must be set at the time of the resolution and may not exceed 17,000,000 shares of the common shares then outstanding.

         Shareholders have a pro rata pre-emptive right of subscription to any common shares issued for the purpose of raising capital, which right may be limited or eliminated. If designated for this purpose by the general meeting of shareholders (whether by means of any authorizing resolution or an amendment to the Company's Articles of Association).

         Repurchase and Cancellation of Shares

         The Company may repurchase its common shares, subject to compliance with the requirements of certain laws of The Netherlands (and provided the aggregate nominal value of the Company's common shares acquired by it at any one time amounts to no more than one-
tenth of its issued share capital). Common shares owned by the Company may not be voted or counted for quorum purposes. Any such purchases are subject to the approval of the Supervisory
Board and the authorization of the general meeting of shareholders. Authorization is not effective for more than 18 months. The Company may resell shares it purchases. Upon a proposal of the Management Board and approval of the Supervisory Board, the Company's shareholders at the general meeting shall have the power to decide to cancel shares acquired by the Company or to reduce the nominal value of the common shares. Any such proposal is subject to general requirements of Netherlands law with respect to reduction of share capital.

         Shares may only be cancelled by vote of the shareholders at the general meeting. Only shares which the Company holds or for which it holds the depository receipts may be cancelled.
However, an entire class may be cancelled provided the Company repays the par value to the holders of such shares.

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

         Taxation

         United States Federal Income Tax Consequences

         The following discussion summarizes the material anticipated U.S. federal income tax consequences of the acquisition, ownership and disposition of shares by a U.S. Holder (as defined below). This summary deals only with shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors some of which (such as tax-
exempt entities, banks, broker-dealers, investors who hold shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. This summary does not deal with the tax consequences for U.S. Holders who own at any time directly or indirectly through certain related parties 10% or more of the voting stock or nominal paid-in capital of the Company.

                  The summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding shares, nor does it purport to furnish information in same detail or with attention to an investor's specific tax circumstances that would be provided by an investor's own tax adviser. Accordingly, prospective purchasers of shares are advised to consult their own tax advisers with respect to their particular circumstances and with respect to the effects of U.S. federal, state, local, or other laws to which they may be subject.

                  As used herein, the term 'U.S. Holder' means a beneficial owner of shares that is
(I) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United
States federal income taxation regardless of its source.

                  The summary is based on the Internal Revenue Code of 1986, as amended (the
'Code'), judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, changes to any of which after the date of this Annual Report on Form 20-F could apply on a retroactive basis and affect the tax consequences described herein.

           Taxation of Dividends

                  For U.S. federal income tax purposes, the gross amount of distributions (including any withholding tax thereon) made by the Company out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be included in the gross income of a direct U.S. Holder as foreign source dividend income on the date of receipt but will not be eligible for the dividends received deduction generally allowed to U.S. corporations.
Distributions in excess of the earnings and profits of the Company will be treated, for U.S.
federal income tax purposes, first as a nontaxable return of capital to the extent of the U.S.
Holder's basis in the shares (thereby increasing the amount of any gain and decreasing the amount of any loss realized on the subsequent disposition of such shares) and then as a gain from the sale or exchange of the shares. The amount of any dividend paid in euro will be equal to the
U.S. dollar value of the euro on the date of receipt regardless of whether the U.S. Holder converts the payment into U.S. dollars. Gain or loss, if any, recognized by a U.S. Holder resulting from currency exchange fluctuations during the period from the date the dividend is includable to the date such payment is converted into U.S. dollars and any exchange gain or loss will be ordinary income or loss.

           Foreign Tax Credits

                  U.S. Holders will generally be entitled to claim a credit against their United States federal income tax liability for the amount of Netherlands dividend withholding tax imposed on dividends paid to U.S. Holders. See  Netherlands Dividend Withholding Tax.. U.S. Holders who
are entitled to the benefits of a reduced rate of Netherlands dividend withholding tax under the
U.S. Tax Treaty will be allowed a credit for only the amount of withholding tax provided for under the U.S. Tax Treaty (i.e. 15%). However, the full amount of the dividend, including any withheld amounts in excess of 15%, will be subject to current United States federal income taxation whether or not such Holder obtained a refund of the excess amount withheld. The U.S.
Holder is also entitled to a U.S. foreign tax credit for Dutch corporate taxes assessed on the earnings and profits that are distributed. To the extent that Dutch corporate income tax has reduced the accumulated earnings and profits (i.e. the taxes have been paid or at least accrued with an assessment), these taxes accompany the dividend at the same pro-rata percentage as the dividend to the accumulated earnings and profits. The dividend income against which U.S. tax is assessed must be grossed up by the amount of Dutch taxes to be claimed as a credit in order to reverse the effect of the reduction to taxable earnings and profits. The amount of the credit for
Netherlands income tax in accordance with the U.S. Tax Treaty will be subject to limitations contained in the foreign tax credit provisions of the Code. In the event the Company pays a dividend to a U.S. Holder out of the earnings of a non-Dutch subsidiary, however, it is possible that under certain circumstances such U.S. Holder would not be entitled to claim a credit for a portion of any Dutch taxes withheld by the Company from such dividend. The portion of Dutch withholding tax that may not be creditable in this instance equals a maximum of 3% of the gross amount of such dividend (or 20% of the Dutch taxes withheld in the case of a U.S. Holder entitled to claim a 15% withholding rate under the U.S. Tax Treaty). This limitation could only potentially apply under circumstances where the Company pays dividends on the shares.

                  Depending on the particular circumstances of the U.S. Holder, dividends accrued from shares will  generally be classified, for foreign tax credit purposes, as passive income or financial services income. A U.S. Holder who finds it more advantageous because of such limitations, to claim The Netherlands dividend withholding tax as a deduction instead of a credit may do so, but only for a year for which such Holder does not claim a credit for any foreign taxes. If the U.S.Holder is a U.S .partnership, trust, or estate, any tax credit is available only to the extent that the income derived by such partnership, trusts, or estate is subject to U.S. tax on the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be.

           Taxation on Sale or Disposition of Shares

                   U.S. Holders will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's adjusted tax basis in the shares. In general, a U.S. Holder's adjusted tax basis in the shares will be equal to the amount paid by the U.S. Holder for such shares. For shares held less than a year, any such gain or loss will generally be treated as short-term gain or loss and taxed as ordinary gain or loss. If the shares have been held for more than a year, any such gain or loss will generally be treated as long-term capital gain or loss. Rates of tax on long-term capital gains vary depending on the holding period. U.S. Holders are advised to consult a competent tax adviser regarding applicable capital gains tax provisions and sourcing of capital gains and losses for foreign tax credit purposes.

           Gift and Estate Tax

                  An individual U.S. Holder may be subject to U.S. gift and estate taxes on shares in the same manner and to the same extent as on other types of personal property.

           Backup Withholding and Information Reporting

                  Payments in respect of the shares may be subject to information reporting to the
U.S. Internal Revenue Service and to a 31% U.S. backup withholding tax. Backup withholding generally will not apply, however, to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification) and a



non-US Holder will provide such certification on Form W-8 (Certificate of Foreign Status).

           Foreign Personal Holding Companies

         The Company or any of its non-US subsidiaries may be classified as a 'foreign personal holding company' ('FPHC') if in any taxable year five or fewer persons who are U.S. citizens or residents own (directly or constructively after the application of certain attribution rules) more than 50% of the Company's stock (a 'US Group') and more than 60% of the gross income of the
Company or of any subsidiary consists of passive income for purposes of the  FPHC rules. There is a look-through rule for dividends and interest received from related persons. Accordingly, dividends and interest received by the Company from its subsidiaries will be re-characterized based on the income of the subsidiaries.

          If the Company or any of its subsidiaries is or becomes a  FPHC, each U.S.Holder of the
Company (including a U.S. corporation) who held stock in the Company on the last day of the taxable year of the Company, or, if earlier, the last day of its taxable year in which a U.S. Group existed with respect to the Company, is required to include in gross income as a dividend such shareholder's pro rata portion of the undistributed  FPHC income of the Company or the subsidiary, even if no cash dividend was actually paid. In this case, if the Company is a  FPHC, a
U.S. Holder is entitled to increase its tax basis in the shares of the Company by the amount of a deemed dividend from the Company. If a subsidiary of the Company is a  FPHC, a U.S. Holder in the Company should be afforded similar relief, although the law is unclear as to the form of the relief.

         Passive Foreign Investment Companies

                  In 2001 ICTS sold its European operations and received substantial amounts of cash from that sale in 2001 and 2002.  Depending upon what occurs in 2003 and 2004, ICTS may be deemed to have become a passive foreign investment company (APFIC@) in 2002 for federal income tax purposes. The PFIC rules apply to a company like ICTS that is engaged in an active trade or business if the company meets either of two mechanical tests that compares its
Apassive income@ to its gross income or compares the value of its Apassive assets@ to the overall value of the company. As a result of ICTS=s receipt of cash in 2002 and the decline in the price of its shares, ICTS appears to meet the test that treats a foreign company as a PFIC if the value of its gross passive assets is at least 50% of the value of all of its assets, if the value at which
ICTS=s shares trade fairly reflects the value of the assets of ICTS and if cash held as working capital is a passive asset. The published position of the Internal Revenue Service is that cash held as working capital is a passive asset. However, this published position has not been promulgated in regulations and has no legal effect, and no official guidance of any other kind has been issued on the question. Therefore, it is unclear whether ICTS is a PFIC.

         However, under a special exception, a corporation is not treated as a PFIC for a taxable year if (A) that corporation was not a PFIC for any prior taxable year, (B) it is established to the
IRS=s satisfaction that (i)  substantially all of the passive income of the corporation for the taxable year is attributable to proceeds from the disposition of one or more active trades or businesses, and (ii) the corporation will not be a PFIC for either of the first or second taxable years following that taxable year, and (C) in fact the corporation is not a PFIC for either of those two taxable years.  ICTS believes that this special exception will apply to ICTS if ICTS is not a
PFIC for 2003 and 2004.  ICTS believes that its present plans for its use of cash will prevent
ICTS from being a PFIC in 2003 and 2004.  However, because ICTS=s status as a PFIC for 2002,
2003 and 2004 depend upon future events, there can be no assurance that ICTS was not a PFIC for 2002 and will not be a PFIC for 2003 or thereafter.

         If ICTS became a PFIC in 2002, there are important United States federal income tax considerations that would apply both to U.S. Persons who continue to hold ICTS shares and to
U.S. Persons who have disposed or will dispose of shares of ICTS in 2002 or later.

         U.S. Persons will, if ICTS is or has been a PFIC while they owned ICTS shares, be subject to the PFIC regime going forward, even if in the future ICTS no longer meets either of the PFIC tests described above. A U.S. Person who is a shareholder in a PFIC is required to report ownership of the PFIC on IRS Form 8621 and is subject to special rules relating to distributions from the PFIC and gain on disposition of shares in the PFIC.

         A AU.S. Person" means (i) a citizen or resident of the United States, (ii) a U.S. domestic partnership, (iii) a U.S. domestic corporation, (iv) any estate (other than a foreign estate), and (v)
any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. Persons have the authority to control all substantial decisions of the trust.

         A distribution on PFIC stock is treated as ordinary income. The distribution is subject to an interest charge to the extent that it is an Aexcess distribution.@ An excess distribution is a distribution that exceeds 125% of the average distributions in the three preceding taxable years, except that during a shareholder=s first taxable year of PFIC ownership no distribution is an excess distribution. The portion of a distribution that is an excess distribution is allocated ratably to each day in the shareholder=s holding period.
The portion that is allocated to the days in such holding period, other than days in the current taxable year, during which the foreign corporation was a PFIC (the Aprior PFIC
years@) is subject to tax at the highest corporate or individual (as appropriate) tax rate in effect for each of the prior PFIC years. This tax is then subject to an interest charge at the rate applicable to tax underpayments. The tax underpayment rate is determined quarterly;
for 2002, for example, it was 6% (except for large corporate underpayments, for which is was 8%).

         Gain recognized on disposition of PFIC shares is also treated as an Aexcess
distribution@ and is subject to these rules. Under attribution rules, PFIC stock owned by one or more intermediate entities (corporations, partnerships, estates or trusts) is deemed to be owned by certain U.S. investors with interests in such entities.  If a U.S. investor is deemed to own PFIC stock under the attribution rules then, under proposed Treasury
Department regulations, (i) an actual disposition of the PFIC stock by an intermediate entity would be treated as if the U.S. person had disposed of the PFIC stock and (ii) a disposition of an interest in an intermediate entity could be treated as a disposition of the
PFIC stock. These proposed regulations would also treat the period for which PFIC stock was subject to a purchase option as if it were held by the option holder for purposes of the holding period interest charge rules. Although these regulations that were proposed in
1992, they have never been finalized.

         Two statutory elections could mitigate the effect of these rules, an election to treat a foreign corporation as a Aqualified electing fund@ (AQEF@) and an election to mark the
PFIC stock to market. The qualified electing fund election  requires that the PFIC agree to provide detailed U.S. tax information to each U.S. shareholder, and ICTS may not be in a position to provide this information [REALLY?].  In general, a QEF election for
2002 must be made by the due date, including extensions, of the U.S. shareholder=s federal income tax return for 2002.  The mark-to-market election must be made with the original return for the taxable year in which the stock is marked to market.  IN VIEW OF
THESE FILING DATES, U.S. SHAREHOLDER WHO HAVE REQUESTED
EXTENSIONS OF TIME TO FILE 2002 TAX RETURNS SHOULD CONSULT THEIR
TAX ADVISORS CONCERNING THE ADVISABILITY OF MAKING EITHER OF
THESE ELECTIONS.

         The extent to which any of these rules would apply to a U.S. holder of ICTS shares would depend upon the shareholder=s own circumstances including the date on which ICTS shares were acquired and the shareholder=s basis for the shares.  Moreover, the determination of whether a QEF election or a mark-to-market election would be beneficial also depends upon the shareholder=s circumstances.  ACCORDINGLY, EACH
U.S. PERSON WHO DIRECTLY OR INDIRECTLY OWNS ICTS SHARES IS
URGED TO CONSULT HIS, HER OR ITS U.S. TAX ADVISOR.


         Taxes in the Netherlands

         The following is a general discussion of the tax laws in the Netherlands as they relate to the operations of the Company :

         Corporate Income Taxes


                  Each subsidiary of ICTS is subject to taxation according to the applicable tax laws with respect to its place of incorporation, residency or operations.  ICTS is incorporated under the laws of the Netherlands and is therefore subject to the tax laws of the Netherlands. Until recently, ICTS received from its subsidiaries and affiliates (with the exception of ICTS USA Inc. and the Company's Israeli subsidiary) management fees or royalty payments under license agreements by which ICTS provides such companies with a license to utilize the expertise of ICTS.  Commencing July 1, 2000 such royalties due to ICTS from its European subsidiaries were distributed to ICTS Europe and as such
ICTS does not derive any monies with respect to these royalties and is not subject to any corporate income tax in this respect in the Netherlands.

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

         Netherlands Tax Consequences of Holding Shares

         The following is a general discussion of the tax laws in the Netherlands as they relate to the  holding shares of the Company :



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

                  Under the tax convention currently in force between the United States and the Netherlands (the "Treaty"), dividends paid by ICTS to an individual shareholder resident in the United States or a corporate shareholder organized under the laws of the
United States or any State or territory thereof entitled to the benefits of the Treaty (each, a "U.S. Treaty Shareholder") are generally eligible for a reduction in the rate of the
Netherlands= dividend withholding to 15%, unless such U.S. Treaty Shareholder has a permanent establishment in the Netherlands to which the Common Shares are attributable.

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

                  The above paragraph concerning substantial interest holders refers to tax legislation which became effective January 1, 1997.  Special rules may apply to non-
resident Shareholders who owned a substantial interest or deemed substantial interest under the rules applicable before such dates and to non-resident Shareholders who own a substantial interest or deemed substantial interest as a result of modifications of the special tax regime for substantial interest holders as of such dates.

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

         Gift, Inheritance Tax and Transfer Tax Upon Gift or Death in the
Netherlands

                  A gift or inheritance of Common Shares from a non-resident Shareholder will not be subject to gift, inheritance tax, and transfer tax upon gift or death in the
Netherlands provided that:

                  (a) (i) the Common Shares are not an asset attributable to a resident enterprise or to a permanent establishment or a permanent  representative of a non-
resident enterprise, as well as the Common Shares are not an asset that comes of a co-
entitlement other than being a shareholder, in such an enterprise and (ii) the non-resident
Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than through ownership of securities or through employment, to which enterprise the Common Shares are attributable.

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

                  (f) In case of a grant of the Common Shares by a non-resident
Shareholder, the donee has not requested to have the donor treated as a resident of the
Netherlands for Dutch gift tax purposes.

         Documents on display

                   The Company is subject to the informational requirements of the Securities
Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange
Commission ('SEC'). These materials may be inspected at the Company's office in
Amstelveen, The Netherlands.. Documents filed with the SEC may also be read and copied at the SEC's public reference room at Room 1024, Judiciary Plaza Building, 450
Fifth Street N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the SEC at 1-
800-SEC-0330 for further information on the public reference rooms.  The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

          Subsidiary Information

                  Not applicable

         Item 11. Quantitative and Qualitative Disclosure About Market Risk
                  Foreign Currency Exchange Risk -  See Item 3 - Risk Factors;

                  See Item 5. Operating and Financial Review and Prospects - Operating
results - General; and See Item 10 - Exchange Controls.

         Item 12. Description of Securities Other than Equity Securities

                  Not applicable


                                                      PART II

         Item 13. Defaults, Dividend Arrearages and Delinquencies

                  Not applicable

         Item 14. Material Modifications to the Rights of Security Holders and Use of
Proceeds

                  Not applicable

         Item 15. Controls and Procedures.

         Based on their evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the Company's chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

           There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.


  Item 16C.      Principal Accountant Fees and Services


         Auditors' fees for the year 2002 were the following:



         Audit fees
         Audit fees                           $232,500
         Sub-total                            $232,500

         Other fees
         All other fees                       22,745
         Sub-total                            22,745
         Total                               255,245

                                                     PART III

         Item 17.          Financial Statements

                  See Item 18.



         Item 18.          Financial Statements



         Report of Independent Auditors
         Consolidated Financial Statements:
         Consolidated Balance Sheets
         Consolidated Statements of Operations
         and Comprehensive Income           ........
         Consolidated Statements of Changes in
         Shareholders' Equity               ........
         Consolidated of Statements of Cash Flows
         Notes to Consolidated Financial Statements

         Item 19.  Exhibits

         1.       Articles of Association of the Company.*
         2.        Specimen of the Company's Common Stock.*

     Certification by the Registrant's Chief Executive Officer pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     Certification by the Registrant's Chief Financial Officer pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


* Incorporated by reference to the Company's 1999 annual report filed with the Commission on Form 20-F.











                                         ICTS INTERNATIONAL N.V.
                                            2002 ANNUAL REPORT

                                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                                     Page
Report of independent auditors                                                                    F-2 - F-3
Consolidated financial statements:
    Consolidated balance sheets                                                                   F-4 - F-5
    Consolidated statements of operations and comprehensive income                                   F-6
    Consolidated statements of changes in shareholders' equity                                       F-7
    Consolidated statements of cash flows                                                         F-8- F-10
Notes to consolidated financial statements                                                       F-11 - F-50







                                             _______________
                                        _________________________
                                             _______________









---------------------------------------------------------------------------------------- -------------------------------

                                                                                         Kesselman & Kesselman
                                                                                         Certified Public Accountants
                                                                                         (Isr.)
                                                                                         Trade Tower, 25 Hamered Street
                                                                                         Tel Aviv 68125 Israel
                                                                                         P.O Box 452 Tel Aviv 61003
                                                                                         Telephone +972-3-7954555
                                                                                         Facsimile +972-3-7954556

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
ICTS INTERNATIONAL N.V.

We have audited the accompanying  consolidated  balance sheets of ICTS  International N.V. ("the Company")
and its  subsidiaries  as of  December  31,  2002 and 2001,  and the related  consolidated  statements  of operations  and  comprehensive  income,  changes  in  shareholders'  equity and cash flows for each of the three years in the period ended  December 31,  2002. These financial  statements are the responsibility of the Company's  board of directors and  management.  Our  responsibility  is to express an opinion on these financial statements based on our audits.

We  did  not  audit  the  financial  statements  of  certain   subsidiaries,   whose  assets  included  in
consolidation,  constitute  approximately 2% and 17% of total consolidated assets as of December 31,  2002 and 2001,  respectively,  and whose revenues included in consolidation  constitute approximately 0.3%, 14%
and  6.9%  of  total  consolidated  revenues  for the  years  ended  December  31,  2002,  2001  and  2000 respectively.  We did not audit the financial  statements of certain associated  companies,  the Company's investment in which,  as reflected in the balance  sheets as of December 31, 2002 and 2001 is $9.6 million and $0.8 million,  respectively,  and the  Company's  share in excess of losses over profits of which is a net amount of $1.6 million,  $39 and $214 in 2002, 2001and 2000,  respectively.  The financial  statements of those subsidiaries and associated companies were audited by other independent  auditors,  whose reports have been  furnished  to us,  and our  opinion,  insofar  as it  relates  to  amounts  included  for those subsidiaries, is based on the reports of the other independent auditors.

We conducted our audits in  accordance  with auditing  standards  generally  accepted in Israel and in the
United  States of America  including  those  prescribed  by the  Israeli  auditors  (Mode of  performance)
Regulations,  1973.  Those  standards  require  that we plan and  perform  the audit to obtain  reasonable assurance  about whether the financial  statements  are free of material  misstatement.  An audit includes examining,  on a test basis,  evidence supporting the amounts and disclosures in the financial statements.
An audit also includes  assessing the accounting  principles  used and  significant  estimates made by the
Company's  board of directors  and  management,  as well as  evaluating  the overall  financial  statement presentation.  We believe  that our audits and the  reports of the other  independent  auditors  provide a reasonable basis for our opinion.

In our opinion,  based on our audits and the reports of the other independent  auditors,  the consolidated financial  statements  referred to above  present  fairly,  in all  material  respects,  the  consolidated financial  position  of the  Company  and its  subsidiaries  as of  December 31,  2002 and  2001,  and the consolidated  results of their operations and  comprehensive  income,  the changes in their  shareholders equity  and their  cash  flows for each of the three  years in the  period  ended  December 31,  2002,  in conformity with accounting principles generally accepted in the United States of America.


As  discussed  in note  2q to the  consolidated  financial  statements,  the  financial  statements  as of
December 31, 2001 and 2000 were adjusted  retroactively,  in order to reflect, the change in the method of accounting  of an  investment  in a  certain  company,  which  was  accounted  for as  available  for sale securities, to the equity method.

As discussed in note 2g to the consolidated  financial statements,  effective January 1, 2002, the Company changed its method of  accounting  for  goodwill to conform with FASB  Statement  of Financial  Accounting
Standard No. 142 "Goodwill and Other Intangible Assets".



Tel Aviv, Israel                                                                      Kesselman & Kesselman
   May 18, 2003 except for note 14b3)                                          Certified Public Accountants (Isr.)
     the date of which is June 26, 2003


                                         ICTS INTERNATIONAL N.V.
                                       CONSOLIDATED BALANCE SHEETS
                           (US $ in thousands, except share and per share data)


                                                                                         December 31,
                                                                                       2002         2001
                                       A s s e t s
         CURRENT ASSETS:
             Cash and cash equivalents (note 2c)                                       $ 32,465    $ 17,414
             Restricted cash and short term investments (note 3)                         13,083       3,905
             Accounts receivable - trade                                                 15,628      22,215
             Short-term loan to a related party (note 19c)                                3,738
             Prepaid expenses                                                             1,108       1,817
             Deferred income taxes                                                        5,409         922
             Other current assets                                                         2,073       1,503
                                                                                        _______     _______
                    T o t a l  current assets                                            73,504      47,776
                                                                                        _______     _______
         INVESTMENTS:
             Investments in associated companies (note 5)                                 9,650      13,403
             Other investments  (note 6)                                                  9,558         978
             Long-term loan to a related party (note 19c)                                             2,219
             Deferred income taxes (note 16)                                                 28         247
                                                                                        _______     _______
                                                                                         19,236      16,847
                                                                                        _______     _______
         PROPERTY AND EQUIPMENT (note 7):
             Cost                                                                        32,408       1,783
             L e s s - accumulated depreciation and amortization                          2,991       1,074
                                                                                        _______     _______
                                                                                         29,417         709
                                                                                        _______     _______
         GOODWILL (note 8)                                                                1,167       8,484
                                                                                        _______     _______
          OTHER ASSETS AND INTANGIBLE ASSETS, net of
             accumulated amortization (note 9)                                            2,120         147
                                                                                        _______     _______
                    T o t a l  assets                                                 $ 125,444    $ 73,963
                                                                                        _______     _______
                                                                                        _______     _______



----------------------------------------------------------------------------------------------------------




                                                                                               December 31,
                                                                                             2002         2001
                             Liabilities and shareholders' equity
       CURRENT LIABILITIES:
           Short-term bank credit (note 10)                                                  $ 8,651      $ 5,064
           Current maturities of long-term liabilities (note 12)                               2,097       15,000
           Accounts payable - trade                                                              975          882
           Accrued expenses and other liabilities (note 11)                                   46,585       15,573
                                                                                             _______      _______
                  T o t a l  current liabilities                                              58,308       36,519
                                                                                             _______      _______
       LONG-TERM LIABILITIES:
           Accrued severance pay (note 13)                                                        78           84
           Long-term liabilities, net of current maturities (note 12)                          5,680          100
                                                                                             _______      _______
                  T o t a l  long-term liabilities                                             5,758          184
                                                                                             _______      _______
       COMMITMENTS AND CONTINGENT
           LIABILITIES (note 14)
                                                                                             _______      _______
                  T o t a l  liabilities                                                      64,066       36,703
                                                                                             _______      _______
       SHAREHOLDERS' EQUITY:
          Share capital - shares of common stock, par value 0.45 Euro,
              December 31, 2002 and 2001:
              Authorized - 17,000,000 shares; issued and outstanding -
              6,672,980 shares and 6,640,580 shares, respectively.                             3,605        3,592
           Additional paid-in capital                                                         19,670       19,537
           Other capital surplus                                                                               25
           Retained earnings                                                                  49,516       26,930
           Accumulated other comprehensive loss                                              (10,434)     (11,104)
                                                                                             _______      _______
                                                                                              62,357       38,980
           Treasury stock at cost - December 31, 2002 and 2001-159,880
               and 308,180 respectively                                                         (979)      (1,720)
                                                                                             _______      _______
                  T o t a l  shareholders' equity                                             61,378       37,260
                                                                                             _______      _______
                  Total  liabilities and shareholders' equity                              $ 125,444     $ 73,963
                                                                                             _______      _______
                                                                                             _______      _______

----------------------------------------------------------------------------------------------------------

          The accompanying notes are an integral part of the consolidated financial statements.


                                         ICTS INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                (US $ in thousands, except per share data)

                                                                                        Year ended December 31,
                                                                                   2002           2001          2000

REVENUES (note 1)                                                               $ 279,931      $ 212,137     $ 147,364
COST OF REVENUES                                                                   214,054        189,925       131,540
                                                                                   _______        _______       _______
GROSS PROFIT                                                                        65,877         22,212        15,824
AMORTIZATION OF GOODWILL                                                                              820           759
IMPAIRMENT OF INTANGIBLE ASSETS (note 8,9)                                           9,156                          392
SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES                                                                        25,636         18,641        11,631
                                                                                   _______        _______       _______
OPERATING INCOME                                                                    31,085          2,751         3,042
INTEREST INCOME                                                                      2,072          1,649           733
INTEREST EXPENSE                                                                    (1,678)        (1,637)       (1,927)
EXCHANGE DIFFERENCES                                                                 2,356          1,965           851
OTHER INCOME (EXPENSES), net (note 15)                                              41,229         29,520        (1,145)
                                                                                   _______        _______       _______
INCOME BEFORE TAXES ON INCOME                                                       75,064         34,248         1,554
TAXES ON INCOME (note 16)                                                           16,442          4,919           737
                                                                                   _______        _______       _______
INCOME  FROM OPERATIONS OF THE COMPANY
    AND ITS SUBSIDIARIES                                                            58,622         29,329           817
SHARE IN PROFITS (LOSSES) OF ASSOCIATED
    COMPANIES - net (note 5b)                                                       (1,807)          (395)           25
MINORITY INTERESTS IN LOSSES (PROFITS) OF
    SUBSIDIARIES - net                                                                             (2,736)           28
                                                                                   _______        _______       _______
NET INCOME FOR THE YEAR                                                           $ 56,815       $ 26,198         $ 870
                                                                                   _______        _______       _______
OTHER COMPREHENSIVE INCOME (LOSS):
    Translation adjustments                                                            710         (1,811)       (2,516)
    Unrealized gains (losses) on marketable securities                                 731           (345)       (7,748)
    Reclassification adjustment for losses for available for sale
        securities included in net income                                             (771)           368         7,627
                                                                                   _______        _______       _______
                                                                                       670         (1,788)       (2,637)
                                                                                   _______        _______       _______
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE
    YEAR                                                                          $ 57,485       $ 24,410      $ (1,767)
                                                                                   _______        _______       _______
                                                                                   _______        _______       _______
EARNINGS PER SHARE (note 20):
    Basic                                                                           $ 8.85         $ 4.18        $ 0.14
                                                                                   _______        _______       _______
                                                                                   _______        _______       _______
    Diluted                                                                         $ 8.80         $ 4.09        $ 0.14
                                                                                   _______        _______       _______
                                                                                   _______        _______       _______

----------------------------------------------------------------------------------------------------------
             The accompanying notes are an integral part of the consolidated financial statements.


                                         ICTS INTERNATIONAL N.V.
                        CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           (US $ in thousands, except share and per share data)

                                     ---------------------                                          Accumulated
                                       Shares of common     Additional     Other                       other
                                             stock
                                       Number               paid-in       capital      Retained    comprehensive   Treasury
                                     ----------  ---------   capital      surplus      earnings    --------------    stock   ------
                                     of shares    Amount                                            income (loss)            Total

BALANCE AT JANUARY 1, 2000        6,246,869  $  3,564    $  19,090                 $ 14,118       $ (6,679)     $ (1,775)  $ 28,318
CHANGES DURING 2000:
  Stock options exercised             2,000         1           12                                                               13
                                                                                                                            _______
  Option to service provider (note                                         45                                                    45
21)                                                                                                                          _______
  Excess of cost over the book
value of
    equity acquired from the
    Company's shareholders                                                             (164)                                   (164)
                                                                                                                            _______
  Comprehensive loss:
    Net income                                                                          870                                     870
    Other comprehensive income
(loss):
      Translation adjustments                                                                      (2,516)                  (2,516)
      Unrealized gains on
marketable
       Securities                                                                                     (121)                    (121)
                                                                                                                            _______
      Total comprehensive loss                                                                                               (1,767)
                                       ________   _______      _______    _______       _______     _______        _______   _______
BALANCE AT DECEMBER 31, 2000          6,248,869     3,565       19,102         45        14,824    * (9,316)       (1,775)    26,445
                                       ________   _______      _______    _______       _______     _______        _______   _______
CHANGES DURING 2001:
  Stock options exercised                69,100        27          435                                                           462
                                                                                                                             _______
  Cost of acquisition of treasury       (18,902)                                                                    (132)      (132)
stock
                                                                                                                             ______
  Stock options exercised from
treasury
    Stock                                   33,333                            (20)                                   187        167
                                                                                                                             _______
  Dividend                                                                              (14,092)                            (14,092)

  Comprehensive income:
    Net income                                                                           26,198                               26,198
    Other comprehensive loss:
      Translation adjustments                                                                       (1,811)                  (1,811)
      Unrealized losses on
marketable
       Securities                                                                                       23                       23
                                                                                                                             _______
      Total comprehensive income                                                                                              24,410
                                       ________   _______      _______    _______       _______     _______        _______   _______
BALANCE AT DECEMBER 31, 2001          6,332,400     3,592       19,537         25        26,930   * (11,104)       (1,720)    37,260
                                       ________   _______      _______    _______       _______     _______        _______   _______
CHANGES DURING 2002:
  Stock options exercised                32,400        13          133                                                           146
                                                                                                                             _______
  Cost of acquisition of treasury      (120,000)                                                                     (907)     (907)
stock
                                                                                                                             _______
  Options to consultants (note 21)                                             29                                                 29
                                                                                                                             _______
  Stock options exercised from
treasury
    Stock                                  268,300                            (54)          (36)                      1,648    1,558
                                                                                                                             _______
  Dividend                                                                              (34,193)                            (34,193)
                                                                                                                             _______
  Comprehensive income:
    Net income                                                                           56,815                               56,815
    Other comprehensive income
(loss):
      Translation adjustments                                                                              710                   710
      Unrealized losses on
marketable
       Securities                                                                                          (40)                 (40)
                                                                                                                               _____
      Total comprehensive income                                                                                              57,485
                                       ________   _______      _______    _______       _______        _______     _______   _______
BALANCE AT DECEMBER 31, 2002          6,513,100   $ 3,605     $ 19,670        -,-      $ 49,516    $ * (10,434)    $ (979)  $ 61,378
                                       ________   _______      _______    _______       _______        _______     _______   _______
                                       ________   _______      _______    _______       _______        _______     _______   _______
* Composed as follows:
                                                                                       December 31,
                                                                             2002          2001          2000
    Cumulative translation adjustments                                     $ (10,133)    $ (10,843)     $ (9,032)
    Cumulative unrealized losses on marketable securities                       (301)         (261)         (284)
                                                                             _______       _______       _______
                                                                           $ (10,434)    $ (11,104)     $ (9,316)
                                                                             _______       _______       _______
                                                                             _______       _______       _______
          The accompanying notes are an integral part of the consolidated financial statements.
                                                                                                           (Continued) - 1
                                                 ICTS INTERNATIONAL N.V.
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (US $ in thousands, except share and per share data)
                                                                                            Year ended December 31,
                                                                                     2002           2001            2000
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income for the year                                                       $ 56,815       $ 26,198         $ 870
    Adjustments to reconcile net income to net cash provided by
       (used in) operating activities:
       Depreciation and amortization.                                                1,481          2,105         1,609
       Impairment of  intangible assets                                              9,156                          392
       Deferred income taxes                                                        (4,273)           (84)       (2,111)
       Increase (decrease) in accrued severance pay                                     (9)             8           239
       Options to service providers and consultants                                     29                           45
       Capital loss (gain) on fixed assets                                              (3)           550          (137)
       Gain on sale  of the investment in ICTS Europe                              (42,797)       (34,260)
       Realized loss (gain) on sale of other investments                              (108)        (1,232)        1,404
       Unrealized profit on sale of APS                                                              (468)
        Realized loss (gain) on marketable securities                                   89            780
        Revaluation of short term deposits                                             (33)                        (295)
       Write off of loans                                                                             334           564
       Write off of Investments and impairment of investment                         1,672          4,489
       Exchange gain on long-term loans                                                                            (460)
       Minority interests                                                                           2,736           (28)
       Share in losses (profits)  of associated companies                            2,036            395           (25)
       Interest from other long-term investments (derivative)                          (52)
       Changes in operating assets and liabilities:
           Accounts receivable                                                       8,784        (13,768)       (6,622)
           Other current assets                                                        469         (1,248)       (3,322)
           Accounts payable                                                            139          1,441           758
           Accrued expenses and other liabilities                                   28,230         13,011         5,606
                                                                                    ______         ______        ______
    Net cash provided by (used in) operating activities                             61,625            987        (1,513)
                                                                                    ______         ______        ______
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of equipment                                                          (20,346)        (1,564)       (1,481)
    Acquisitions of subsidiaries, net of cash acquired (a)                          (1,273)                         409
    Associated companies - acquisition of shares and granting of loans              (8,448)        (3,524)       (1,616)
    Acquisition of the 20% minority share in subsidiary                                            (1,900)
    Purchase of other investments                                                   (9,050)        (2,100)       (3,990)
    Proceeds from sale of equipment                                                    508            557           261
    Proceeds from sale  of investment in ICTS Europe, net                           49,387         38,420
    Cash in subsidiary excluded from consolidation (b)                                             (7,388)
    Proceeds from sale of associated company                                                        2,000
    Proceeds from sale of other investments                                          1,458             79           116
    Long term loans granted to a related party                                      (1,500)        (2,219)
    Purchase of time deposits and restricted cash                                   (8,154)                     (11,534)
    Purchase of marketable securities available for sale                            (3,309)        (1,235)         (913)
    Proceeds from sale of marketable securities available for sale                     318            388           760
    Proceeds from sale of short-term investments                                         7          2,031        15,299
    Decrease (increase) in other assets                                                 78            (19)           26
                                                                                    ______         ______        ______
    Net cash provided by (used in) investing activities                               (324)        23,526        (2,663)
                                                                                    ______         ______        ______
CASH FLOWS FROM FINANCING ACTIVITIES:
    Stock options exercised                                                          1,704            629            13
    Cost of acquisition of treasury stock                                             (907)          (132)
    Dividend paid                                                                  (34,193)       (14,092)
    Long-term loan received                                                                        51,078        34,916
    Repayments of long-term loans                                                  (16,249)       (51,282)      (29,806)
    Net increase (decrease) in short-term bank credit                                3,587          3,287        (1,483)
    Short-term credit received from related party                                                                 1,625
                                                                                    ______         ______        ______
    Net cash provided by (used in) financing activities                            (46,058)       (10,512)        5,265
                                                                                    ______         ______        ______
EFFECT OF CHANGES IN FOREIGN CURRENCY
    EXCHANGE RATES ON CASH AND CASH EQUIVALENTS                                       (192)        (2,893)       (1,578)
                                                                                    ______         ______        ______
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    15,051         11,108          (489)
BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING OF YEAR                                                            17,414          6,306         6,795
                                                                                    ______         ______        ______
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR                               $ 32,465       $ 17,414       $ 6,306
                                                                                    ______         ______        ______
                                                                                    ______         ______        ______




--------------------------------------------------------------------------------------------------------------------------
                                                                                                           (Continued) - 2
                                                 ICTS INTERNATIONAL N.V.
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (US $ in thousands, except share and per share data)



                                                                                     Year ended December 31,
                                                                                2002          2001          2000
SUPPLEMENTAL DISCLOSURES OF CASH
    FLOW ACTIVITIES:
    cash paid during the year for:
    Interest                                                                      $ 906      $ 1,199       $ 1,636
                                                                                 ______       ______        ______
                                                                                 ______       ______        ______
    Taxes on income                                                            $ 19,876      $ 2,548       $ 1,685
                                                                                _______      _______       _______
                                                                                _______      _______       _______
SUPPLEMENTAL DISCLOSURES OF NON-CASH
    INVESTING AND FINANCING ACTIVITIES:
    Dividend receivable from associated company                                                              $ 297
                                                                                                           _______
                                                                                                           _______
    Investment in Subsidiary (note 4b)                                            $ 589
                                                                                _______
                                                                                _______
    Purchase of  equipment (note 7d)                                            $ 8,500
                                                                                _______
                                                                                _______
    Sale of fixed assets                                                                                   $ 1,700
                                                                                                           _______
                                                                                                           _______

--------------------------------------------------------------------------------------------------------------------------

                                                                                   Year ended December 31,
                                                                               2002                       2000
(a) Acquisitions, net of cash acquired (see note 4):
       Assets and liabilities of the subsidiaries at date of
           acquisition:
           Working capital, excluding cash and cash
              equivalents                                                       $ 410                     $ (702)
           Property, equipment and investments                                    183                         47
              Intangible assets                                                 2,701
           Accrued severance pay                                                   (3)                       (10)
                                                                                 _______                    _______
                                                                                3,291                       (665)
       Minority interest                                                                                      32
       Carrying amount of investments in those companies
           prior to consolidation                                              (2,610)
       Goodwill                                                                 1,181                        224
                                                                                 _______                    _______
                                                                                1,862                       (409)
       Less- non-cash investment (note 4b)                                        589
                                                                                 _______                    _______
                                                                               $1,273                     $ (409)
                                                                                 _______                    _______
                                                                                 _______                    _______

--------------------------------------------------------------------------------------------------------------------------


                                                                                                           (Concluded( - 3
                                                 ICTS INTERNATIONAL N.V.
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (US $ in thousands, except share and per share data)



                                                                                              Year ended
                                                                                             December 31,
                                                                                                 2001
(b) Assets and liabilities of ICTS Europe Holdings excluded
       from consolidation , net (see note 1c):
       Assets and liabilities of the subsidiary previously
           consolidated:
           Working capital, excluding cash and cash
              equivalents                                                                      $(5,052)
           Property, equipment and other assets                                                 (2,138)
           Long-term liabilities                                                                 6,708
           Goodwill                                                                             (4,494)
       Minority interest                                                                         5,772
       Investment in ICTS Europe Holdings B.V. - after
           deconsolidation                                                                       6,592
                                                                                               _______
                                                                                                $7,388
                                                                                               _______
                                                                                               _______


--------------------------------------------------------------------------------------------------------------------------




                  The accompanying notes are an integral part of the consolidated financial statements.




                                                 ICTS INTERNATIONAL N.V.
                                              NOTES TO FINANCIAL STATEMENTS
                                   (US $ in thousands, except share and per share data)

NOTE 1 - GENERAL:

             a.   Operations

                  ICTS International N.V., including its subsidiaries (collectively referred to herein as "ICTS" or "the
                  Company"), is a provider of aviation security and other aviation related services. ICTS also engages in certain other activities, including constructing and developing entertainment related projects, and leasing of equipment.
                  As discussed in c. below as of January 1, 2002 the Company sold most of its European operations. As mentioned in b. below, in 2002 the Company derived a substantial portion of its revenues from providing aviation security services to the Transportation Security Administration ("TSA"). Commencing November
                  2002 the Company ceased providing such services to the TSA but continues to provide such services to aviation companies and others. As to Segment information see note 18.

             b.   Effect of the events of September 11, 2001 and Aviation and Transportation Security Act

On November 19, 2001, as a result of the events of September 11, 2001, the Aviation and Transportation Security Act was
signed into law. The Aviation and Transportation Security Act made airport security including security screening operations for passenger air transportation and intrastate air transportation a direct responsibility of the Federal government as administered by the TSA. As a result, in accordance with a contract signed with the TSA ("TSA Contract"), the Company has provided screening services in its airport locations during the transition period through November 2002, when all such activities were transferred to the TSA. Through December 31, 2002, the Company has recorded revenues of approximately $ 205 million from the TSA. As a result of the foregoing the Company closed certain locations and dismissed part of its employees. Closure and severance expenses in the amount of $ 27.3 are included in operating expenses. As to the TSA audit and outstanding issues, see note 14b3).



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 1 - GENERAL (continued):

             c.   Sale of  ICTS Europe Holding B.V. ("ICTS Europe"):

                  1)   On October 5, 2000, the Company entered into a share purchase agreement (the "Share Purchase
                       Agreement") with Civil Aviation Security Services GmbH ("Civas"), whereby Civas was to acquire, in two stages, 100% of the shares of ICTS Europe, for a purchase price of approximately $100 million, in cash. ICTS Europe is a provider of security services in Europe, except for the
                       Netherlands and the Soviet Union Republics. As part of the first stage of the transaction, Civas acquired 45% of the outstanding shares in ICTS Europe from the Company for a cash payment in the amount of $45 million on January 3, 2001.  The sale of the remaining 55% of the shares in ICTS
                       Europe was to be completed on December 31, 2003.

                       Pursuant to an addendum to the Share Purchase Agreement, signed on December 19, 2001 (the
                       "Addendum"), Civas and ICTS agreed that the sale of the remaining 55% of the shares in ICTS Europe was to be completed in the first quarter of 2002.  As part of said agreement, Fraport, AG
                       ("Fraport"), the parent company of Civas, became the purchaser of the remaining 55% of the shares for a consideration of approximately $58 million.

                       As a result of the sale, the Company has fully divested itself of its European operations except for the operations of the Companys subsidiary in the Netherlands and countries that were formerly part of the Soviet Union republics, including Russia, Georgia and Kazakhstan, and took upon certain restrictions on its operations, see note14c.

                       The capital gains on these sales, net of transaction expenses, were approximately $42 million and
                       $34 million, and were included in the first quarters of 2002 and 2001, respectively.

                       Immediately following the signing of the addendum, as above, and under its provisions, ICTS could no longer exercise control over ICTS Europe. Therefore, as of December 31, 2001 ICTS Europe's
                       assets and liabilities were excluded from consolidation; however, the 2001 consolidated results of operations include the results of ICTS Europe through December 31, 2001.

                  2)   The following table presents the operating data of ICTS Europe included in the financial statements:

                                                                                        Year ended December 31,
                                                                                  -------------------------------------
                                                                                                     ------------------
                                                                                        2001               2000

                          Revenues                                                    113,088             77,932
                                                                                      _______            _______
                                                                                      _______            _______
                          Gross profit                                                 13,253              9,478
                                                                                      _______            _______
                                                                                      _______            _______
                          Operating income                                              8,418              5,616
                                                                                      _______            _______
                                                                                      _______            _______
                          Net income                                                    4,166              5,806
                                                                                      _______            _______
                                                                                      _______            _______

--------------------------------------------------------------------------------------------------------------------------


                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

NOTE 1 - GENERAL (continued):

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

             The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the USA ("U.S. GAAP").

             The significant accounting policies are as follows:

             a.   Functional and reporting currency

                  The accompanying financial statements have been prepared in U.S. dollars ("dollars" or "$"). As of
                  January 1, 2002, subsequent to the sale of the Company's European activities, see note 1c, substantially all of the revenues of ICTS and its U.S. operations are received, and substantially all of its operating costs are incurred, in dollars. The functional currency of ICTS and its U.S.
                  operations is the dollar (prior to January 1, 2002 the Dutch Guilder was the functional currency of the
                  Company). The financial statements of subsidiaries whose functional currency is not the dollar are translated into dollars in accordance with the principles set forth in Statement of Financial
                  Accounting Standards ("FAS") No. 52 of the Financial Accounting Standards Board of the USA ("FASB").
                  Assets and liabilities are translated from the local currencies to dollars at year-end exchange rates.
                  Income and expense items are translated at average exchange rates during the year.

                  Gains or losses resulting from translation are included as a separate component of other comprehensive income. Cumulative translation adjustments are reflected as a separate component of shareholders'
                  equity, under "other comprehensive income (loss).

                  Until December 31, 2001, the functional currency of ICTS and its subsidiaries was the local currency in which the entity operated. The financial statements of ICTS and its subsidiaries, in which the dollar is not their functional currency, were translated into dollars in accordance with the principles set forth in FAS 52.

                  The Company accounts for the change of the functional currency prospectively as from    January 1, 2002.

             b.   Principles of consolidation

                  The consolidated financial statements include the accounts of ICTS and its over 50% controlled subsidiaries. Significant intercompany accounts and transactions have been eliminated. Profits from intercompany transactions, not yet realized outside the Company, have also been eliminated. See also 1c.

                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             c.   Cash equivalents

                  The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

             d.   Marketable securities and other investments:

                  1)   Marketable securities

                       Marketable securities, which are classified as available-for-sale securities, are stated at market value.  The difference between the market value of those securities and their cost is recorded as a separate component of other comprehensive income or loss as appropriate.

                       Any decline in the fair market value of the securities that is not of a temporary nature is included in the statement of operations as a realized loss. See note 6b.

                  2)   Other investments

                       Investments in less than 20%-owned, privately-held companies in which the Company does not have the ability to exercise significant influence are stated at cost.  The Company's management evaluates its investments from time to time and, if necessary, recognizes losses for other than temporary declines in the value of these investments.

             e.   Investments in associated companies

                  Investments in companies in which the Company holds a 20% interest or more or in which it has the ability to exercise significant influence, provided it does not have control, are accounted for by the equity method (see also q. below).

             f.   Property and equipment

                  Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful life of the assets. The estimated useful life used in determining depreciation and amortization is as follows:

                                                                              Years
                      Equipment leased out                                     8-15
                      Equipment and facilities                                 3-16
                                                                           (mainly 15)
                      Vehicles                                                 3-7
                      Office furniture and equipment                           3-14

--------------------------------------------------------------------------------------------------------------------------
                  Leasehold improvements are amortized by the straight-line method over the period of the lease or the estimated useful life of the improvements, whichever is shorter (3-5 years).


                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             g.   Goodwill

                  On January 1, 2002, the Company adopted FAS No. 142, "Goodwill and Other Intangible Assets". FAS 142
                  supersedes Accounting Principles Board Opinion ("APB") No. 17, "Intangible Assets". The most significant changes made by FAS 142 include: (1) goodwill and intangible assets with indefinite lives will no longer be amortized; and (2) goodwill and intangible assets deemed to have an indefinite life will be tested for impairment at least annually.

                  Prior to January 1, 2002 goodwill was amortized by the straight-line method over the period of 20 years.

                  The Company identified its various reporting units, which consist of its operating segments.
                  The Company has utilized expected future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed as of the date of adoption.

                  As a result of the transitional impairment test, the Company does not have to record a cumulative effect of an accounting change for the estimated impairment of goodwill.  The Company has selected
                  December 31 of each year as the date on which it will perform its annual goodwill impairment test. No impairment resulted from the annual review performed in December 31, 2002.

                  In addition to the annual impairment test and as a result of the imposed transfer of the aviation security operations to the TSA in November 2002 (see note 1b), the Company performed interim impairment tests, based on expected cash flows from the TSA Contract, on the goodwill relating to its U.S.A reporting unit. The interim impairment test performed as of September 30, 2002 resulted in an impairment and the company wrote off the balance of this goodwill in the amount of $8,484.

             h.   Other assets and Intangible assets

                  This item includes mainly technology, which is being amortized over 3 years. The technology is presented net of write down in value, see note 9.

i.       Impairment in value of long-lived assets

                  The Company has adopted FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets",
                  effective January 1, 2002. FAS 144 requires that long-lived assets, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows
                  (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

                  The adoption of FAS 144 did not have any material impact on the consolidated financial position of the
                  Company.



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             j.   Treasury stock

                  The treasury stock was acquired by the Company for issuance upon the exercise of options issued under the employee option plan. The treasury stock are presented as a reduction of shareholders' equity, at its cost. Gains on the sale of these shares, net of losses and of the related tax, are recorded under
                  "other capital surplus".

             k.   Revenue recognition

                  Revenue is recognized when services are rendered to the Company's customers, which are performed based on terms contained in a contractual arrangement, provided the fee is fixed and determinable, the services have been rendered, and collection of the related receivable is probable.

                  Revenue from leased equipment is recognized ratably over the year.

             l.   Earnings per share ("EPS"):

                  1)   Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during each year, net of treasury stock.

                  2)   Diluted EPS is computed by dividing net income by the weighted average number of shares outstanding during the year, net of treasury stock, taking into account the potential dilution that could occur upon the exercise of options granted under stock options plan, using the treasury stock  method.

             m.   Deferred income taxes

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



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):
             n.   Concentrations of credit risks - allowance for doubtful accounts
                  The Company and its subsidiaries operate mostly in the aviation industry. The Company renders services to a large number of airline companies to which it provides credit, with no collateral. Due to the slow-down in the aviation industry, some airline companies may have difficulties in meeting their financial obligations. This could have a material adverse effect on the Company's business. The Company and its subsidiaries regularly review the credit worthiness of their customers and determine the credit line, if any.
                  The allowance for doubtful accounts is determined for specific debts doubtful of collection. The  bad debts expenses were $5,297, $684 and $362 ,in 2002, 2001 and 2000 respectively.

o.       Stock based compensation:

                  1)   Employee stock based compensation
                       The Company accounts for employee stock based compensation in accordance with Accounting
                       Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25 compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting, and is amortized by the straight-line method against income, over the expected service period.

                       FAS 123, "Accounting for Stock-Based Compensation", establishes a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue accounting for those plans according to the accounting treatment prescribed by APB 25.

                       The Company has elected to continue accounting for employee stock option plans under APB 25, and has accordingly complied with the disclosure requirements set forth in FAS 123 and amended by FAS
                       148 for companies electing to apply APB 25.

                       The following table illustrates the effect on net income and earnings per share assuming the
                       Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation:
                                                                                        Year ended December 31,
                                                                                     2002           2001             2000
                                                                                 in thousands (except per share data)
                  Net income as reported                                           $ 56,815        $ 26,198          $ 870
                  Add: stock based employee compensation expenses,
                        included in reported net income                                    -              -              -
                  Deduct: stock based employee compensation expenses
                        determined under fair value method for all awards              (493)           (809)          (287)
                                                                                    _______         _______        _______
                  Pro-forma net income                                             $ 56,322        $ 25,389          $ 583
                                                                                    _______         _______        _______
                                                                                    _______         _______        _______
                  Earnings  per share:
                        Basic - as reported                                           8.85            4.18           0.14
                                                                                    _______         _______        _______
                                                                                    _______         _______        _______
                        Basic  - pro-forma                                            8.77            4.05           0.09
                                                                                    _______         _______        _______
                                                                                    _______         _______        _______
                        Diluted - as reported                                         8.80            4.09           0.14
                                                                                    _______         _______        _______
                                                                                    _______         _______        _______
                        Diluted - pro-forma                                           8.73            3.96           0.09
                                                                                    _______         _______        _______
                                                                                    _______         _______        _______


                                                 ICTS INTERNATIONAL N.V.
--------------------------------------------------------------------------------------------------------------------------
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                  2)   Non-employee stock based compensation

                       The Company accounts for options granted to non-employees in exchange for services received, using the fair value based method of accounting as prescribed by FAS 123, based on the fair value of the options granted.

p.        Comprehensive Income (loss)

                  In addition to net income, other comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities and currency translation adjustments of non-dollar currency financial statements of investee companies.


             q.   First time application of the equity method in respect of an investment previously accounted for under
                  FAS 115

                  Through December 31, 2001, the Company invested in Pioneer Commercial Funding Corp. ("Pioneer") $822
                  in shares and $1,000 in non tradable debentures of Pioneer, which conferred ICTS approximately 5.4 %
                  of Pioneer's outstanding shares. During 2002, the Company invested additional $732 in Pioneer's shares
                  (8.8%); Consequently, as of December 31, 2002, the Company holds 14.2%of the outstanding shares of
                  Pioneer. Through February 2003, Pioneer was a publicly held company, the securities of which were traded on the NASD Electronic over the Counter Bulletin Board (see also note 5(a)1)).  The parent company of ICTS also owns shares in Pioneer.
                  The Company previously accounted for this investment in accordance with FAS 115. In 2002, following its additional investment in Pioneer, ICTS has determined that it had obtained significant influence, and therefore changed its method of accounting for this investment to the equity method in accordance with APB 18 ("The equity method of accounting for investments in common stock").

                  The consolidated financial statements for the years 2001 and 2000 have been adjusted retroactively to reflect the adoption of the equity method.

                  As of December 31, 2002, after retroactive application of the equity method, balance of the investment in Pioneer stands at $1,496.


                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

             q.   First time application of the equity method in respect of an investment previously accounted for under
                  FAS 115(continued):

                  The effect of such adjustments on the consolidated financial statements is as follows:

                                                                                                                    As reported
                                                                                     As                              in these
                                                                                 previously        Effect of         financial
                                                                               ---------------    restatement       statements
                                                                                  reported
                      1) The effect on the balance sheet at
                             December 31, 2001:
                             Investments in associated companies                     $12,528       $875            $13,403
                                                                                    ________          _______      _______
                                                                                    ________          _______      _______
                             Other investments and non-current assets                 $2,427       (1,449)         $978
                                                                                    ________          _______      _______
                                                                                    ________          _______      _______
                             Accumulated other comprehensive income                 $(11,430)      $326            $(11,104)
                                                                                    ________          _______      _______
                                                                                    ________          _______      _______
                             Retained earnings                                       $27,830       $(900)          $26,930
                                                                                    ________          _______      _______
                                                                                    ________          _______      _______
                             Shareholders' equity                                    $37,834       $(570)          $37,260
                                                                                    ________          _______      _______
                                                                                    ________          _______      _______
                      2) The effect on the statements of operations
                             in the year ended December 31, 2001:
                             Share in losses of associated companies                   $(356)      $(39)           $(395)
                                                                                    ________        _______        _______
                                                                                    ________        _______        _______
                             Net income                                              $26,237       $(39)           26,198
                                                                                    ________        _______        _______
                                                                                    ________        _______        _______
                             Earnings per share :
                                    Basic                                             $ 4.19     $ (0.01)                $ 4.18
                                                                                    ________        _______        _______
                                                                                    ________        _______        _______
                                    Diluted                                           $ 4.09     $ (0.00)                $ 4.09
                                                                                    ________        _______        _______
                                                                                    ________        _______        _______
                      3) The effect on the statements of operations
                             in the year ended December 31, 2000:
                             Share in profits of associated companies                   $239       $(214)          $25
                                                                                    ________        _______        _______
                                                                                    ________        _______        _______
                             Net income                                               $1,084       $(214)          $870
                                                                                    ________        _______        _______
                                                                                    ________        _______        _______
                             Earnings per share:


                                 Basic                                                 $0.17     $ (0.03)                $ 0.14
                                                                                    ________        _______        _______
                                                                                    ________        _______        _______
                                 Diluted                                              $ 0.17     $ (0.03)                $ 0.14
                                                                                    ________        _______        _______
                                                                                    ________        _______        _______

             r.   Recently issued accounting pronouncements:

                  1)   In July 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations". FAS 143
                       prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS
                       143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company).

                       The Company does not expect the adoption of the above-mentioned standard to have a material effect on its consolidated financial statements.

                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                  2)   In April 2002, the FASB issued FAS No. 145, "Revision of FASB Statements Nos. 4, 44 and 64,
                       Amendment of FASB Statement No. 13, and Technical Connections" ("FAS 145").  Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operation - Reporting the
                       Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently
                       Occurring Events and Transactions.  FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002.

                       The Company does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

                  3)   In June 2002, the FASB issued FAS No. 146 "Accounting for Costs Associated with Exit or Disposal activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 "Liability Recognition for Certain
                       Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs
                       Incurred in a Restructuring)". FAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost, as generally defined in EITF 94-3, was recognized at the date of the commitment to an exit plan. FAS 146 states that a.commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

                       The Company does not expect the adoption of the abovementioned standard to have a material effect on its consolidated financial statements

                  4)   In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation -
                       Transition and Disclosure - an amendment of FASB Statement No. 123". FAS No. 148 amends FAS No.
                       123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No.123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of
                       FAS No.148 are effective for financial statements issued for the fiscal years ending after
                       December 15, 2002.

                       The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and has applied the disclosure provisions in FAS 148 in these consolidated financial statements.


                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                  5)   In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and
                       Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"
                       ("FIN 45"). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of this FIN are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

                       At this stage, the Company is examining the effect of FIN 45 on its consolidated financial statements.

                  6)   In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest
                       Entities" (FIN 46). Under this FIN, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and
                       (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a
                       VIE in its consolidated financial statements. The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the
                       FIN shall apply as of the beginning of the first interim or annual reporting period beginning after June 15, 2003.

                       The Company does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

s.        Reclassification

                  Certain comparative figures have been reclassified to conform to the current year presentation.








                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 3 - RESTRICTED CASH AND SHORT TERM INVESTMENTS:


                                                                                                         December 31,
                                                                                                       2002         2001
              Time deposits and restricted cash (a)                                                  $ 10,337       $ 2,158
              Marketable securities - available for sale (b)                                            2,746         1,747
                                                                                                       ______        ______
                                                                                                     $ 13,083       $ 3,905
                                                                                                       ______        ______
                                                                                                       ______        ______

--------------------------------------------------------------------------------------------------------------------------

              a.     As of December 31,2002, dollar denominated deposits bearing interest mainly at 1.15% as of December
                     31, 2002 (As to a restricted cash in an amount of $8 million see note 10(2)).
              b.      Gross unrealized losses resulting from their presentation at market value amounts to $237 and $214 as of December 31, 2002 and 2001 respectively.



NOTE 4 - TRANSACTIONS REGARDING CERTAIN SUBSIDIARIES:

             a.   In September 2002, ICTS increased its percentage interest in Procheck International B.V. ("PI") to 100%
                  for a cash consideration of $ 2,845.  PI provides security services in The Netherlands at Schiphol
                  Airport Amsterdam. The purchase price exceeded the acquired share of the fair market value of the identified  net assets of PI by approximately $1,879, which was allocated to the contract with
                  Schiphol Airport. This intangible asset is amortized by the straight line method, over its estimated useful life, which is estimated as 10 years. PI is fully consolidated as from September 30, 2002, see also note 5a2).

b.       In July 2002, ICTS increased its percentage interest in Demco Consultants Ltd. (Demco) from 37% to 67% for cash consideration of $410. The purchase price exceeded the fair market value of the tangible net assets of Demco by approximately $52, which was allocated to goodwill. The goodwill is attributed to "other operations segment". Demco is consolidated as from July 1, 2002.

                  As part of the above transaction, ICTS has been granted a 13 month option commencing July 1, 2003 to purchase the remaining 33% equity from the minority shareholders in Demco for $589, and the Company has granted to the minority shareholders an option to sell  the same equity to the company for $533. As a result, the Company had fully consolidated Demco and recorded a liability to the minority in the amount of $589.



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 4 - TRANSACTIONS REGARDING CERTAIN SUBSIDIARIES (continued):

c.       Information regarding first time consolidation of PI and Demco

                    1) The following table presents the pro forma results of operations for 2001 and 2002 as if the acquisitions of control in PI and Demco had occurred on the first day of the periods presented.

                                                                                        Year ended December 31,
                                                                                  -------------------------------------
                                                                                                     ------------------
                                                                                        2002               2001

                          Revenues                                                     285,895            217,571
                                                                                       _______            _______
                                                                                       _______            _______
                          Gross profit                                                  67,652             24,156
                                                                                       _______            _______
                                                                                       _______            _______
                          Operating income                                              34,257              4,718
                                                                                       _______            _______
                                                                                       _______            _______
                          Net income                                                    58,427             27,069
                                                                                       _______            _______
                                                                                       _______            _______

--------------------------------------------------------------------------------------------------------------------------

                   2)  Assets and liabilities of the subsidiaries at date of
                          acquisition :

                          Working capital                                               $ 1,683
                                                                                        _______
                                                                                        _______
                          Property, equipment and investments                               183
                                                                                        _______
                                                                                        _______
                             Technology                                                     822
                                                                                        _______
                                                                                        _______
                          Long-term liabilities                                              (6)
                                                                                        _______
                                                                                        _______


d.       As to the sale of the European holdings operations, see note 1c.

e.       In April 2001, ICTS entered into an agreement with the minority shareholders of AMS Ltd. ("AMS"), for the exchange of its shareholding in AMS (51%) , for shares held by AMS, which primarily included its 33%
                 shareholding in APS B.V. . The exchange was recorded at fair value and as a result, ICTS recognized capital gain of $980. In November 2001, ICTS sold its acquired interests in APS (as above) to PI for a cash consideration of $2,000. As a result of this transaction ICTS recognized a capital gain of $237
                 (representing the part of the gain realized from the sale to the minority of PI).






                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

NOTE 4 - TRANSACTIONS REGARDING CERTAIN SUBSIDIARIES (continued):

f.       On January 10, 2001, the Company exercised its option to purchase the remaining 20% of the shares of common stock of Huntleigh USA Corporation ("Huntleigh"), a company based in St. Louis, Missouri, for $1,900.
                 The purchase price exceeded the fair market value of the acquired share in the identified net assets of
                 Huntleigh by approximately $2,229, which was allocated to goodwill.
                  As to the changes relating to Huntleigh operations as a result of the events of September 11, and the
                  Aviation and Transportation Security Act, see note 1b.
                  As to the impairment and write off of goodwill assigned to the U.S. operations- see note 2g.

             g.   A contract for agent work in Chicago with the Company's wholly-owned U.S. subsidiary, Service Service
                  Inc. was terminated early in 2000. Remaining un-amortized goodwill of $392 was written off and is included among the operating expenses for 2000.

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES:

             a.   Composed and presented as follows:

                                                                                                    December 31,
                                                                                                 2002           2001
                Investment in 55% interest in ICTS Europe (see note 1c)                                        $ 6,592
                Investment in Pioneer (1)                                                       $1,496             875
                Investment in 65% interest in PI, including unamortized goodwill
                    of $314 as of December 31, 2001 (2)                                                          1,315
                Investment in 37% interest in Demco, including unamortized
                    goodwill of $500 as of December 31, 2001 (see note 4b)                                         882
                Investment in 40% interest in Ramasso Holding B.V. (3)                                             259
                Investment in 10% interest in ITA-International Tourist
                    Attraction Ltd.(4)                                                           3,184           3,480
                Investment in 50% interest in ICTS NAS (5)                                          44
                Investment in 34.3% interest of Inksure Technologies Inc. (6)                    4,926
                                                                                                ______          ______
                                                                                               $ 9,650        $ 13,403
                                                                                                ______          ______
                                                                                                ______          ______

--------------------------------------------------------------------------------------------------------------------------

                  (1)  Investment in Pioneer

                  Composed as follows:

                                                                                                    December 31,
                                                                                                 2002              2001
                        Shares  (14.2%; 2001- 5.4%) (a)                                         *$496             $(125)
                        Subordinated debentures (b)                                             1,000             1,000
                                                                                              _______           _______
                                                                                              $ 1,496             $ 875
                                                                                              _______           _______
                                                                                              _______           _______
                       *Market value as of December 31, 2002 was $1,187.


                                                 ICTS INTERNATIONAL N.V.
--------------------------------------------------------------------------------------------------------------------------
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

                    (a) In March 1998, ICTS acquired 5.4% interest in Pioneer from Leedan International Holding B.V, a subsidiary of Leedan Business Enterprise Ltd (hereafter - "Leedan" - a company  controlled by the
                       Company's controlling shareholders) for $750, representing the market value on that date. Since the transaction was between companies under common control the excess of cost of investment over the carrying value in Leedan books in of $353 was setoff against retained earnings.
                       In addition, on February 12, 2002, and on October 23, 2002, the Company acquired in private placement offerings additional 260,000 shares (representing 6.3% shareholding) at $2.00 per share, and additional 235,300 shares (representing 2.5% shareholding) at $0.90 per share, respectively.
                       After the transaction the Company holds approximately 14.2% of the outstanding shares of Pioneer.
                       The excess of costs of these investments over the  acquired share in Pioneer's tangible assets of
                       $766 was attributed to goodwill.

                       In addition, Pioneer granted to the Company a 5 year warrant (commencing February 2002) to purchase 13,000 shares at a price of $2.25 per share and a 3 year warrant (commencing January
                       2003) to purchase 5,883 shares at a price of $1.00 per share .

                       Effective February 20, 2003, Pioneer is no longer listed on the NASD Electronic Bulletin Board stock market and is no longer a reporting company under the Securities Exchange Act of 1934.

                    (b) In January 2000, ICTS acquired a $1,000 non-marketable debenture of Pioneer, bearing interest at the rate of 10% per annum. The debenture is due in November 2004, and its repayment is guaranteed by Leedan.

                        (2)         Until September 30, 2002, although the Company held 65% interest in PI, the investment was accounted for by the equity method, since PI was jointly controlled and none of the shareholders held exclusive control. On September 30, 2002 ICTS purchased the remaining 35%
                       interests; Consequently, PI is fully consolidated as of that date.

              (3)      Ramasso Holdings B.V. ("Ramasso") together with ITA (see (4) hereafter) are engaged in construction of Entertainment project in Rome. The investment is comprised of investment in 40% of the outstanding shares of Ramasso and a loan (see below).
                       The shares in Ramasso were acquired in July 2000 for $16.  Since the purchase was from the shareholders of ICTS, it was presented at book value at seller's accounts. The excess of cost over the book value of the equity acquired in an amount of $164 was set-off against retained earnings. The remaining 60% shareholding of Ramasso are held by ITA (40%) and other affiliates.
                       The loan, in an original amount of $2,464 and $867, at December 31, 2002 and 2001, respectively, bears annual interest of 4.25%, and has no fixed repayment date.  Through December 31, 2002, ICTS has accounted for its share in Ramasso's losses, in the total amount of $1,384; in view of these losses, the company has decided to write off the balance of the investment in Ramasso at December
                       31, 2002, in the amount of $932.





                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

                      (4) In December 2000, the Company exercised an option to purchase a total of 10% interest of ITA
                          (company under the control of ICTS's controlling shareholders).

                          Comprised as follows:
                                                                                December 31,
                                                                             2002          2001
                       Investment in 10% of the shares (a)                    $ 184      $    390
                       Loan (b)                                               3,000         3,090
                                                                             ______        ______
                       Shareholders' equity                                 $ 3,184       $ 3,480
                                                                             ______        ______
                                                                             ______        ______

--------------------------------------------------------------------------------------------------------------------------
                       (a)  In October 2001, the Company was granted a warrant to purchase an additional 12% of ITA shares, exercisable over a period of three years, at an exercise price that shall be determined according to an evaluation of ITA to be made by an independent consultant.  As a result, ICTS has determined that it obtained significant influence in ITA and therefore, accounted for its investment by the equity method.

                       (b)  The loan bears annual interest of Libor +3% (as of December 31, 2002-4.875%) and is
                            repayable in November 2004.

             (5)  In September 2002, ICTS and ICTS Europe established a joint venture, ICTS NAS ("NAS'), owned equally by the parties, which provides security services at the Schiphol Airport in Amsterdam, Holland. NAS commenced operations in December 2002.

             (6)  During the period from April to September 2002, ICTS purchased 4,106,895 shares, which present 34.3% of
                  Inksure Technologies Inc. ("Inksure') for a consideration of $5,986. The purchase price exceeded the fair market value of the tangible net assets of Inksure by approximately $3,881, of which $660 was allocated to in process R&D and was expensed immediately (this amount is included in  "share in profits
                  (losses) of associated companies, net"). And the remaining $3,221 was attributed to technology purchased and is to be amortized using the straight-line method over 7 years.
                  As a result of a reverse merger with a nonoperating public shell corporation, performed by Inksure in
                  October 2002, the company became the shareholder of the merged quoted company (which changed its name to Inksure Technologies Inc. The market value of the shares  (34.3%) as of December 31, 2002 was
                  $10,062.

b.       Share in profits (losses) of associated companies included in the consolidated statements of operations includes amortization of goodwill of  $223 and $246 for the years 2001 and 2000, respectively.



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

             NOTE 6 - OTHER INVESTMENTS:
                                                                                                        2002           2001
                Long term  bank deposit (a)                                                           $ 5,052
                                                                                                      _______

               Marketable securities:
                     Investments in 6.1% interest in VCON Ltd.(b)                                       2,364               -
                     Investments in 17.63% interest in Plan Graphics Inc. (c)                             514               -
                                                                                                      _______         _______
                                                                                                     *$ 2,878               -
                                                                                                      _______         _______
               Non-marketable securities:
                     Investments in Start-up companies (d)                                                400            $750
                     Investments in a 7% interest in Bilu Investments Ltd. (e)                            228              28
                     Investment in a 8% interest in Power Plant LLC                                     1,000
                                                                                                      _______         _______
                                                                                                        1,628             978
                                                                                                   _______         _______
                     Total                                                                             $9,558            $978
                                                                                                      _______         _______
                                                                                                      _______         _______

                       *Includes:
                            Gross unrealized gains                                                        $54               -
                                                                                                      _______         _______
                                                                                                      _______         _______
                            Gross unrealized losses                                                       $86               -
                                                                                                      _______         _______
                                                                                                      _______         _______

--------------------------------------------------------------------------------------------------------------------------
             (a)  Long term bank deposit
                  During 2002, ICTS invested in a long term bank deposits. The amount invested  bears  minimum annual interest of  1.50%-2.20%, plus interest based on performance of several indices.

             (b)  Investment in VCON Ltd. ("VCON"):
 As follows:
                                                                       December 31, 2002
                  Shares (6.1%) (1)                                         $ 1,000
                  Write down due to decline in value which
                      Is not temporary                                         (690)
                  Unrealized gain                                                54
                                                                            _______
                                                                                364
                  Convertible secured note (2)                                2,000
                                                                            _______
                                                                            $ 2,364
                                                                            _______
                                                                            _______


--------------------------------------------------------------------------------------------------------------------------
                  (1)  In January 2002, ICTS purchased 909,091 shares of VCON for $1.10 per share. VCON is a publicly held company, the securities of which are traded on Nouveau  Marche. In addition, ICTS received 3 year warrants to purchase 1,402,597 shares of VCON at a price per share of $1.40. The share price as of December 31, 2002 was $ 0.40.

(2)      The note, secured by a second degree floating charge to all existing debt of the VCON, is convertible into shares of VCON at a conversion price of $1.00 per share, bears annual interest at the rate of 2%
                      and is repayable in May 2007.


                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

NOTE 6 - OTHER INVESTMENTS (continued):

             (c)  Investment in Plan Graphics Inc.

                  In January 2002, ICTS purchased 17,142,857 shares (17.6%) of common stock of Plan Graphics Inc.
                  (formerly "Integrated Spatial Information Solutions, Inc.") for $0.035 per share.  Plan graphics is a publicly held company, the securities of which are traded on the NASD Electronic Bulletin Board. The price share as of December 31, 2002 was $0.03.

             (d)  Investments in start-up companies:

                  As of December 31, 2002 and 2001, the Company has several investments in start-up companies, in which it made original investments, in loans or shares, in an aggregate amount of $4,239 and $5,239, respectively; The amounts presented in the balance sheets, are net of investments written off in the aggregate amount of $3,839 and $4,489 respectively, relating to companies that have ceased their operations or are in financial difficulties.

              (e) Investment in Bilu Investments Ltd.

                  Bilu Investments Ltd. ("Bilu") is a privately held company based in Israel.  ICTS acquired the shares in that company from Rogosin  Development and Holding Ltd.  ("Rogosin"),  an affiliated  company of Leedan.
                  Rogosin and Leedan hold another 18% interest in Bilu. ICTS has guaranteed $2,447 of Bilu's  obligations, of which $1,400 is on behalf of Leedan and Rogosin.

NOTE 7 - PROPERTY AND EQUIPMENT:

             a.   Property and equipment are composed as follows:
                                                                                               December 31,
                                                                                            2002           2001
                     Cost:
                        Equipment and facilities                                          $ 29,374         $ 1,305
                        Buildings (e)                                                        1,100
                        Vehicles                                                               454              89
                        Leasehold improvements                                                 636              91
                        Office furniture and equipment                                         844             298
                                                                                           _______         _______
                                                                                            32,408           1,783
                     L e s s -  accumulated depreciation and amortization                   (2,991)         (1,074)
                                                                                           _______         _______
                                                                                          $ 29,417           $ 709
                                                                                           _______         _______
                                                                                           _______         _______

--------------------------------------------------------------------------------------------------------------------------
             b.   Depreciation and amortization expense totaled $1,449 ($1,099 related to leased assets, see d hereafter), $1,285 and $844 in 2002, 2001 and 2000, respectively.

c.       A portion of the Company's equipment is pledged as collateral for bank loans.




                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

NOTE 7 - PROPERTY AND EQUIPMENT (continued):

d.       In June 2002 equipment in the amount of $23.5 million was purchased and leased back to the seller, a private
                 Dutch company, for 7 years in an operating lease agreement (with respect to equipment in the amount of
                 $12.5 million, the company entered into a purchase and lease agreement that replaced a predecessor acquirer, see below). Annual rental fees amounted to $ 2.6 million. The seller has the option to buy back the assets after 5 or 7 years, at the fair value, which will be determined by an appraiser. In case the seller does not exercise its option to purchase the assets upon termination of the lease, ICTS was granted a license to manufacture by the above assets and to use the intellectual property and technical information in which case it will have to pay royalties up to 5% of the revenues derived from those assets to the seller. The term of the license will be equal to the remaining economic life of the assets. The company has undertaken to repay the predecessor acquirer's liability to a bank, in an amount of $8.7 million, and issued him a promissory note. As to the balance and terms of the note - see note
                 12b.

e.       In 2002 the Company commenced investment in a building in Philadelphia, with the intention to use it for one of its entertainment projects.

f.       Equipment and facilities include an amount of $3,618 relating to the construction and development of entertainment projects in Maryland, Baltimore and in Atlantic City, New Jersey. The
                 Construction is supervised and managed by ITA, see also note 19h. These projects are still under construction and therefore were not depreciated in 2002.



NOTE 8 - GOODWILL

         As described in note 2g, effective January 1, 2002, the Company adopted FAS 142.

a.       The changes in the carrying value of goodwill, as assigned to the Company's reportable segments, for the year ended December 31, 2002, are as follows:

                                                                  Aviation Security
                                                                                     -------------       Total
                                                                                         Other
                 Balance as of January 1, 2002                          $8,484                            $8,484
                 Goodwill arising from previous investments
                    in companies consolidated for the first time           314               $427            741
                 Goodwill arising on acquisition  during the                                  440            440
                 year
                 Translation adjustments and differences                   (14)                              (14)
                 Impairment of Goodwill                                 (8,484)                           (8,484)
                                                                       _______            _______        _______
                 Balance as of December 31, 2002                          $300               $867         $1,167
                                                                       _______            _______        _______
                                                                       _______            _______        _______





                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 8 - GOODWILL

             b.   As explained in note 2g., commencing January 1, 2002 goodwill is no longer amortized. The following table illustrates the Company's results adjusted to eliminate the effect of goodwill amortization expense, including goodwill with respect to an associated company accounted for by the equity method:
                                                                                         Year ended December 31
                                                                                    2002          2001          2000
                  Net income as reported                                              $56,815       $26,198          $870
                  Add back:  Goodwill amortization                                                      820           759
                               Goodwill amortization included in
                                  share in losses of an associated
                                  Companies                                                             223           246
                                                                                      _______       _______       _______
                  Net income -adjusted                                                $56,815       $27,241        $1,875
                                                                                      _______       _______       _______
                                                                                      _______       _______       _______
                  Earning  per share:
                     Basic - as reported                                                 8.85          4.18          0.17
                     Add back:  Goodwill amortization                                                  0.13          0.12
                                Goodwill amortization included in
                                  share in losses of an associated company                             0.04          0.05
                                                                                      _______       _______       _______
                     Basic - adjusted                                                    8.85          4.35          0.31
                                                                                      _______       _______       _______
                                                                                      _______       _______       _______
                     Diluted - as reported                                               8.80          4.09          0.14
                     Add back:  Goodwill amortization                                                  0.13          0.18
                                Goodwill amortization included in
                                  share in losses of an associated company                             0.03          0.04
                                                                                      _______       _______       _______
                     Diluted  - adjusted                                                 8.80          4.25          0.36
                                                                                      _______       _______       _______
                                                                                      _______       _______       _______






                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

NOTE 9 - OTHER ASSETS AND INTANGIBLE ASSETS:

a.       As of  December 31, 2002,comprised of the following:

                                                                            December 31, 2002                   December 31,
                                                                                                                    2001
                                                                Gross
                                                              carrying     -----------------     Amortized       Amortized
                                                               amount         Accumulated         balance         balance
                                                                             amortization
                Customer relationship*                             $1,879                          $1,879
                Technology**                                          949           $777              172
                Other                                                  69                              69             $147
                                                                  _______        _______          _______            _____
                                                                   $2,897           $777           $2,120             $147
                                                                  _______        _______          _______            _____
                                                                  _______        _______          _______            _____

                  *   Relating to contract with Schiphol Airport, see note 4a.
                  ** Relating to technology acquired by subsidiary, in which is consolidated for the first time.

b.       Amortization expense in 2002 totaled $32. In addition, the Company recorded as of December 31, 2002 a one-time charge due to impairment of the technology in the amount of $672. This impairment was determined by management, under the provision of FAS 144,  due to significant decrease in management's evaluation as to forecasted revenues derived from services using the technology.
c.   Estimated amortization expense for the each of following three years amounts $245.

NOTE 10 - SHORT-TERM BANK CREDIT
Short-term bank credit, classified by currency and interest rates, is comprised of the following:
                                                                     Interest rate
                                                                         as of
                                                                     December 31,               December 31,
                                                                         2002               2002           2001
              ICTS:                                                        %
                In dollars (a)                                        2.77%-3.34%            $2,513        $ 5,000
                In other currencies                                                                             63
              Subsidiaries:
              In dollars                                               Prime                  6,068              1
              In other currencies (b)                                      6%                    70
                                                                                            _______        _______
              Total short-term bank credit                                                  $ 8,651        $ 5,064
                                                                                            _______        _______
                                                                                            _______        _______
                (a)   These loans were received as part of the arrangement with bank , following which the money received and additional amounts were deposited with the bank, (see note 6(a))
--------------------------------------------------------------------------------------------------------------------------
                (b)  On December 31, 2002 a subsidiary entered into an agreement for a bank credit facility, pursuant to which the subsidiary may from time to time, borrow up to $8 million through September 30, 2003.
                     Under the terms of the agreement, the amount is to be denominated in dollars and will bear interest of Prime (as of December 31, 2002- 4.25%). In addition, letters of credit in the amount of  $1.9 million were issued for the same credit line. The credit line is secured by the subsidiary's restricted time deposit (see note 3) in the amount of $ 8 million and other assets.




                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

NOTE 11 - ACCRUED EXPENSES AND OTHER LIABILITIES:

                                                                                               December 31,
                                                                                            2002           2001
              Payroll and related liabilities                                              $ 6,469         $ 9,193
              Severance pay and employees' claims                                           24,560
              Taxes to government institutions, including taxes payable                      5,452           2,523
              Related parties                                                                1,074             270
              Accrued expenses and other                                                     9,030           3,587
                                                                                           _______         _______
                                                                                          $ 46,585        $ 15,573
                                                                                           _______         _______
                                                                                           _______         _______

--------------------------------------------------------------------------------------------------------------------------
NOTE 12 - LONG-TERM LIABILITIES:

                  Composition:
                                                                                               December 31,
                                                                                            2002           2001
                     Promissory Note (denominated in Euro)                                 $ 7,777
                     Banks (denominated in dollar)                                                        $ 15,000
                     Other                                                                                     100
                                                                                           _______         _______
                                                                                             7,777          15,100
                     Less - current maturities                                              (2,097)        (15,000)
                                                                                           _______         _______
                                                                                           $ 5,680           $ 100
                                                                                           _______         _______
                                                                                           _______         _______

--------------------------------------------------------------------------------------------------------------------------
                  The promissory note matures in the following years after the balance sheet date:
                                                                                        December 31, 2002
                                                                                       --------------------
                                                                                       --------------------
                     2003                                                                    $ 2,097
                     2004                                                                      1,948
                     2005                                                                      1,948
                     2006                                                                      1,784
                                                                                            ________
                                                                                             $ 7,777
                                                                                            ________
                                                                                            ________

                           The Promissory Note granted to the seller of part of the leased equipment (as explained in note 7d). The Promissory Note bears annual interest of Euro Libor+2.05% (4.9875% as of December 31,
                     2002) and is repaid over 5 years. The Company pays to the seller annual guarantee fees in an amount of 100 Euros for 2 years. The Promissory Note is secured by a first priority security interest to a bank on part of the leased assets ($12.3 million) and all the rights under the equipment leases.



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)



NOTE 13 - ACCRUED SEVERANCE PAY

              The Company provides for severance pay liability pursuant to either law or custom. The liability is based upon the length of service and the latest monthly salary (one month salary for each year worked). The liability is partly funded with insurance companies pursuant to which the Company makes monthly payments.
              The Company records the long-term obligation as if it was payable at each balance sheet date on an undiscounted basis.

              The net amount of severance pay charged to income in the years ended December 31, 2002, 2001 and 2000 were approximately $19 million, $0.1 and $0.2 respectively.


NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.       Operating leases

                  The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses for the years ended December 31, 2002, 2001 and 2000 were $928, $1,739 and $1,177, respectively.

                  Future minimum lease payments under long-term leases are as follows:

                                                   December 31, 2002
                     2003                                 $603
                     2004                                  285
                     2005                                  205
                     2006                                  157
                     2007                                   93
                                                       _______
                                                        $1,343
                                                     _______
                                                     _______

--------------------------------------------------------------------------------------------------------------------------


                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

              b.  Operations in the U.S.:

                  1)   As a result of the September 11 terrorists attacks, numerous lawsuits have commenced against the
                       Company. Huntleigh has been named in 27 lawsuits and ICTS in 25 lawsuits. All of the cases were filed in the United States Districts Court, Southern District of New York. The cases are in their early stages. The Company reviewed its security services provided at Boston's Logan International
                       Airport, from which one of the airplanes commandeered by the terrorists departed, subsequent to
                       September 11, 2001 for evidence of non-compliance with the policies of the Federal Aviation
                       Administration. Based on the contracts with the airlines, the Company may be indemnified by the airlines if the Company is found to have followed the procedures enumerated by the Federal
                       Aviation Administration. However, if the Company is found to have violated these screening regulations, it could be liable for damages. Based on the Company's review, no evidence of non-compliance has been identified with respect to the services provided at Boston's Logan
                       International Airport on September 11, 2001. The Company maintains an aviation insurance policy, which may provide limited coverage for liabilities that may be assessed against the Company as a result of the events of September 11, 2001.
                       Management is unable to estimate the impact of the litigation or fines, as described above.
                       Accordingly, no provision in respect of these matters has been made.


2)       As a provider of security services, the Company faces potential liability claims in the event of any successful terrorist attempt in circumstances associated with the Company. After the September 11th terrorist attacks, the Company's insurance carriers canceled all war risk insurance policies the Company carried.

3)       On February 17, 2002, the Company was awarded a security services contract (the "TSA Contract") by the TSA to continue to provide security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport by airport basis to the
                      U.S. Federal Government or November 19, 2002.  In accordance with the terms of the Contract, the
                      U.S. Federal Government provided the Company with a non-interest bearing partial payment of $26 million to be paid back on a monthly basis of $1.3 million at the beginning of every month commencing April 1, 2002. At December 31, 2002, $11.7 million of the $26 million had been paid back to the TSA. As of December 31, 2002 the amount due from the TSA in respect of services provided aggregates $17.2 million; this amount , net of $14.3 million-the balance of the prepayment, is presented among trade receivable. The TSA in accordance with standard practices is in the process of auditing ICTS's billings to the TSA pursuant to the TSA Contract  for the provision of aviation security services. This process requires the Company to provide pricing data to the U.S. Federal government to support its pricing structure under the TSA Contract and eventually will result in final negotiations on the price of the Company's services from February
                      17, 2002 through the end of the Contract term.



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

                  As a result of the TSA audit, on June 9, 2003 the Company received a preliminary settlement notice from the TSA claiming that certain costs and allocations, are not contract incurred costs; this claim is based on TSA's view that the definitization process should be on a "cost plus basis". The Company declines the TSA's claims and has taken the position that the TSA has no merit and that the contract is based on fixed price rate per hour. Management believes it has meritorious defenses against the claim of the TSA. The Company is also claiming additional amounts aggregating approximately $30 million for corporate bonus and notice not being given on time, as specified in the contract. The TSA claims, if recognized, can have an adverse effect on the Company's results, of approximately $30 million.
                  Management and its legal counsel are unable to estimate at this stage the final outcome of the above mentioned dispute. Accordingly, no provision in respect of this matter has been made.


 c.      Restrictions on operations

                  As part of the sale of its European operations, the Company is restricted from conducting in Europe
                  (except for The Netherlands and the former Soviet Union republics, including Russia, Georgia and
                  Kazakhstan) any of the activities in which ICTS Europe was engaged prior to such sale.  This restriction is effective through February 2005.

                  Pursuant to an agreement dated July 1, 1995 with ICTS Global Security (1995) Ltd. ("ICTS Global
                  Security"), the Company may not provide non-aviation security services in Latin America, Turkey or the former Soviet Union republics, including Russia, Georgia and Kazakhstan.

             d.   Following the sale of the European operations, ICTS has undertaken to indemnify ICTS Europe and its subsidiaries in respect of any liability or loss originated prior to December 31, 2001 and  not known at that date.  As of December 31, 2002, management has not received any notification for any liability or this loss.

             e.   On December 28, 1995, the Company entered into an employment contract with Lior Zouker, its Chief
                  Executive Officer and a member of its board of directors, pursuant to which the Company agreed to employ Mr. Zouker in those capacities for a 30 month term.  The contract was extended for an additional three years on November 25, 1997 and again on December 12, 2000.  Pursuant to such contract, Mr. Zouker is entitled to a bonus, which is calculated at 3% of the net income of ICTS and was provided in the accounts.


                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

              f.  On June 15, 1998, the Company entered into an agreement with Mr. Ezra Harel, providing for the following arrangement: (i) Mr. Harel for his services to the Company, receives  compensation of $120 on an annual basis; and (ii) a special annual bonus of 5% of the Company's (a) capital gains, net of capital losses, net of taxes, derived from extraordinary capital transactions (defined as any transactions consummated by the Company which are not in the Company's ordinary course of business which generate capital gains or capital losses to the Company), and (b) realized gains, net of realized losses (other than interest income and expenses and/or exchange rate differentials), net of taxes, derived from either transactions in traded securities and/or other extraordinary financial transactions, if any, as reflected in the Company's annual audited consolidated financial statements.
                  In November 2002, the board of directors approved an increase of the annual salary to $245 and a final bonus for 2002 will be equal to 5% of the net after tax profits of the Company (approximately $3.5 million).

              g.  In 2002 the Company, and one of its subsidiaries, entered into a consultancy services agreement with a company, owned by a former member of the Supervisory Board of the Company.  The agreement provides for annual fees of $243 for a period of 24 months and shall be automatically renewed for additional period of 12 months each.

              h.  As mentioned in note 6(e), ICTS has guaranteed $ 2,447 of the obligations of Bilu Investments Ltd., of which $ 1,400 is on behalf of Leedan and Rogosin. The guarantees of behalf of Leedan and Rogosin expired in August 2003.

              i.  As to commitments with respect to ITA, see note 19.

              j.  Huntleigh was served two grand jury subpoenas to produce documents relating to its operation in the
                  Philadelphia airport.  The records include:

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

                  Prior to the subpoenas, the FAA seized personnel documents of Huntleigh Philadelphia employees without a subpoena.  In May, 1999, Huntleigh submitted documents in response to the second subpoena.
                  Huntleigh's attorneys were informed by the U.S. Attorney that six of its Philadelphia employees would be subpoenaed to testify before the grand jury, To the best of Huntleigh's knowledge, no further action has been taken by the grand jury.


                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

                  In addition, Huntleigh is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination. In the opinion of management, such claims, if disposed of unfavorably, would not have a material adverse effect on the Company's results of operations, financial position or cash flows.
                  The Company made a provision for losses in respect of such claims, that in the opinion of the Company's management and legal counsel, is reasonable.


NOTE 15 - OTHER INCOME (EXPENSES):
                                                                                           Year ended December 31,
                                                                                      2002          2001          2000
             Sale of ICTS Europe, see note 1c                                        $ 42,797      $ 34,260
             Realized gain from sale of investment in JBS*                                                        $ 6,827
             Write off of Investments in start-up companies, see note 6d                             (4,489)
             Capital gain from sale of other companies, net                                43         1,182
             Write off of investment in Mentergy *                                                     (780)       (7,627)
             Write-down of investment in Ramasso, see note 5(a)3)                        (932)
             Write-down of investment in VCON, see note 6(b)                             (690)
             Write off of loans **                                                                     (334)         (564)
             Other                                                                         11          (319)          219
                                                                                      _______       _______       _______
                                                                                     $ 41,229      $ 29,520      $ (1,145)
                                                                                      _______       _______       _______
                                                                                      _______       _______       _______

--------------------------------------------------------------------------------------------------------------------------
              *   In January 2000, ICTS exercised its option to purchase a 51% interest in John Bryce Systems ("JBS") for approximately $2,700. ICTS subsequently sold all of its shares in JBS to Mentergy Ltd. ("Mentergy") in exchange for 388,189 registered common shares of Mentergy.  As a result of this transaction, ICTS recorded income of  $6,827 in 2000.

                  In addition, ICTS entered into certain agreements with other shareholders of JBS who exchanged their shares for shares of Mentergy, pursuant to which ICTS acquired 14,647 additional shares in
                  Mentergy from them and obtained an option to purchase 113,796 shares of Mentergy. The option expired on December 31, 2001.

                  Due to a permanent decrease in the value of Mentergy's shares, ICTS recognized losses of $7,627 in 2000. The Company recognized a loss of $780 as a result of the sale of the Company's remaining shares in Mentergy in 2001.

              **  In 2000 and 2001, ICTS wrote off the loan to a former shareholder in JBS, since the former shareholder pledged his shares in Mentergy to secure non-recourse loan received from ICTS.


                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 16 - INCOME TAXES:

             a.   Each subsidiary of ICTS is subject to tax according to the tax rules applying with respect to its place of incorporation or residency.  ICTS is incorporated under the laws of The Netherlands and is, therefore, subject to the tax laws of The Netherlands. Intercompany payments are subject to withholding taxes at varying rates according to their nature and the payer's country of incorporation or residency.

             b.   Deferred taxes:

                  1)   Deferred tax assets have been computed in respect of the following:

                                                                                         December 31,
                                                                                       2002          2001
                          Carryforward losses                                         $3,004          $2,407
                          Shut down costs                                              3,528
                          Provisions for employee rights                               1,046             313
                          Provision for bad debts                                        812             199
                          Other                                                           51             223
                                                                                     _______         _______
                                                                                      $8,441          $3,142
                          Less - valuation allowance                                   3,004           1,973
                                                                                     _______         _______
                                                                                      $5,437          $1,169
                                                                                     _______         _______
                                                                                     _______         _______
                  2)   Deferred taxes are presented in the balance sheets
--------------------------------------------------------------------------------------------------------------------------
                          as follows:
                          Among other current assets                                  $5,409            $922
                          Among investments and long-term receivables                     28             247
                                                                                     _______         _______
                                                                                      $5,437          $1,169
                                                                                     _______         _______
                                                                                     _______         _______

             c.   Income (loss) before taxes on income is comprised of the following:

                                                                                  Year ended December 31,
                                                                            2002            2001           2000
                   ICTS and subsidiary in The Netherlands                   $54,603        $28,112         $(1,903)
                  Subsidiaries outside of The Netherlands                    20,461          6,136           3,457
                                                                            _______        _______         _______
                                                                            $75,064        $34,248          $1,554
                                                                            _______        _______         _______
                                                                            _______        _______         _______

--------------------------------------------------------------------------------------------------------------------------


                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)



NOTE 16 - INCOME TAXES (continued):

             d.   Taxes on income included in the income statements:
                                                                                               Year ended December 31,
                                                                                          2002           2001          2000
                     Current:
                         In The Netherlands                                                $(223)         $1,014          $491
                         Outside of The Netherlands                                       21,174           3,689         2,357
                                                                                         _______         _______       _______
                                                                                          20,951           4,703         2,848
                                                                                         _______         _______       _______
                     Deferred:
                         In The Netherlands                                                  187             568        (1,656)
                         Outside of The Netherlands                                       (4,696)           (352)         (455)
                                                                                         _______         _______       _______
                                                                                          (4,509)            216        (2,111)
                                                                                         _______         _______       _______

                                                                                         $16,442          $4,919          $737
                                                                                         _______         _______       _______
                                                                                         _______         _______       _______

--------------------------------------------------------------------------------------------------------------------------
             e.   The Company's effective income tax rate differs from The Netherlands' statutory rate of 34.5% with respect to the following:
                                                                                               Year ended December 31,
                                                                                          2002           2001          2000
                      Income before taxes and equity in results of
                          associated companies                                           $75,064         $34,248        $1,554
                                                                                         _______         _______       _______
                                                                                         _______         _______       _______
                      Statutory tax rate                                                      34.5%           35%           35%
                                                                                         _______         _______       _______
                                                                                         _______         _______       _______
                      Expected tax at statutory rate                                     $25,897         $11,987          $544
                      Reconciliation for earnings taxed at different rates                    86             296           202
                      Disallowed expenses                                                  8,124             740         3,398
                      Non-taxable income *                                               (14,248)        (10,365)       (2,451)
                      Deferred taxes that were not provided                                                2,091           300
                      Utilization in the reported year of carryforward
                          tax losses for which deferred taxes were not
                          created in previous years                                       (3,330)
                      Assets deducted for tax only, net                                                                 (1,165)
                      Other                                                                  (87)            170           (91)
                                                                                         _______         _______       _______
                      Income taxes                                                       $16,442          $4,919          $737
                                                                                         _______         _______       _______
                                                                                         _______         _______       _______

--------------------------------------------------------------------------------------------------------------------------
                       *  Including a tax exempted from capital gain (from sale of the European operations).

             f.   Carryforward tax losses

                  As of December 31, 2002, the Company has carryforward tax losses in the Netherlands, in the amount of approximately $8 million, that can be utilized indefinitely.



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 17- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

             a.   Fair market value of financial instruments

                  Based on borrowing rates currently available to the Company for bank loans with similar terms and maturities, the fair market value of the Company's short-term and long-term debt approximates the carrying value.  Furthermore, the carrying value of other financial instruments potentially subject to valuation risk (principally consisting of cash and cash equivalents, time deposits and marketable securities, accounts receivable and accounts payable) also approximates fair market value. Certain financial instruments, included in other investments (including inter alia the investment in Bilu, which was acquired from related party), do not have quoted market prices and, accordingly, a reasonable estimate of fair market value could not be made without incurring excessive costs.

             b.   Risk management:

                  1)   The Company operates in the USA, Europe and other countries, which gives rise to exposure to market risks in respect of foreign exchange rate fluctuations. The Company did not utilize derivative financial instruments to reduce these risks. Since January 1, 2002, the functional currency is the dollar and the exposure to foreign currency fluctuations is reduced.

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

                  2)   At December 31, 2002, four major customers accounted for 48% of accounts receivable (at
                       December 31, 2001, three major customers accounted for 40% of accounts receivable). For the years ended December 31, 2002, 2001 and 2000, sales to major customers (constituting 10% or more of the
                       Company's consolidated revenues) amounted to 73%, 21% and 25% of revenues, respectively, as set forth below:
                                                                             Year ended December 31,
                                                                          2002         2001        2000
                                                                          (% of consolidated revenues)
                       Customer A                                         73%          11%          15%
                       Customer B                                                      10%          10%

--------------------------------------------------------------------------------------------------------------------------



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 17 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

                  3)   The Company's financial instruments exposed to concentrations of credit risks consist primarily of cash and cash equivalents, trade accounts receivable, short-term investments, (see note 3), and long-term receivables (see note 6). The Company places its cash and cash equivalents and time deposits with high quality credit institutions.  The Company provides normal trade credit, in the ordinary course of business, to its customers. Based on past experience and the identity of its current customers, the Company believes that its accounts receivable exposure is limited.

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





                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 18 - SEGMENT INFORMATION

             The Company adopted FAS 131, which establishes disclosure and reporting requirements in respect of segments.
a.       Business segment data:
                1)   2002

                                               Aviation                        Other
                                               Security      ------------    operations     Eliminations      Consolidated
                                                               Leasing
Income statement data:
    Revenue:
       Unaffiliated customers                     $277,636        $1,370          $925                         $279,931
       Intersegment                                $12,263                      12,926         (25,189)
                                                   _______       _______       _______         _______          _______
    Total revenue                                 $289,899        $1,370       $13,851        $(25,189)        $279,931
                                                   _______       _______       _______         _______          _______
                                                   _______       _______       _______         _______          _______
    Segment results - income (loss)                $59,657          $271        $1,446        $(21,942)         $39,432
                                                 _______       _______        _______        _______
                                                 _______       _______        _______        _______
    Unallocated corporate expenses                                                                                8,347
                                                                                                              _______

    Operating profit                                                                                             31,085
    Financial expense                                                                                            (1,678)
    Financial income                                                                                              4,428
    Other income                                                                                                 41,229
    Share in profits (losses) of
       associated companies                            661                      (2,468)                          (1,807)
    Taxes on income                                                                                             (16,442)
                                                                                                                 _______
    Net income                                                                                                  $56,815
                                                                                                                 _______
                                                                                                                 _______
Other data:
    Segment assets                                 $53,079       $38,605       $55,710        $(41,774)        $105,620
    Investment in equity method
       associated companies                             44                       9,606                            9,650
    Unallocated corporate assets                                                                                 10,174
                                                   _______       _______       _______         _______           _______
       Consolidated total assets                   $53,123       $38,605       $65,316        $(41,774)        $125,444
                                                 _______       _______        _______          _______           _______
                                                 _______       _______        _______          _______           _______
    Segment liabilities                             40,058        22,814        35,090         (41,774)          56,188
                                                 _______       _______        _______          _______
                                                 _______       _______        _______          _______
    Unallocated corporate liabilities                                                                             7,878
                                                                                                                 _______
       Consolidated total liabilities                                                                          $ 64,066
                                                                                                                 _______
                                                                                                                 _______
    Capital expenditure
    Depreciation and amortization                     $206        $1,158          $ 79                           $1,443
                                                 _______       _______        _______                            _______
                                                 _______       _______        _______                            _______
    Non-cash expenses, other than
       depreciation and amortization                $9,156                                                       $9,156
                                                 _______                                                         _______
                                                 _______                                                         _______





                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

NOTE 18- SEGMENT INFORMATION (continued):

                2)   2001

                                                   Aviation         Other
                                                   Security      operations    -----------------    Consolidated
                                                                                 Eliminations
     Income statement data:
         Revenue:
            Unaffiliated customers                    $211,707         $430                          $212,137
            Intersegment                                 1,186          679        $(1,865)
                                                       _______      _______        _______            _______
         Total revenue                                $212,893       $1,109        $(1,865)          $212,137
                                                       _______      _______        _______            _______
                                                       _______      _______        _______            _______
         Segment results - income (loss)               $13,723      $(1,145)           $(1)           $12,577
                                                     _______       _______       _______
                                                     _______       _______       _______
         Unallocated corporate expenses                                                                 9,826
                                                                                                    _______

         Operating profit                                                                               2,751
         Financial expense                                                                             (1,637)
         Financial income                                                                               3,614
         Other income                                                                                  29,520
         Share in profits (losses) of
            associated companies                           365         (760)                             (395)
         Taxes on income                                                                               (4,919)
         Minority interest in losses (profits)
            of subsidiaries                                                                            (2,736)
                                                                                                      _______
         Net income                                                                                   $26,198
                                                                                                      _______
                                                                                                      _______
     Other data:
         Segment assets                                $39,838       $3,110       $(13,378)           $29,570
         Investment in equity method
            associated companies                         7,907        5,496                            13,403
         Unallocated corporate assets                                                                  30,990
                                                       _______      _______         _______           _______
            Consolidated total assets                  $47,745       $8,606       $(13,378)           $73,963
                                                     _______       _______          _______           _______
                                                     _______       _______          _______           _______
         Segment liabilities                            26,434        9,565        (12,283)            23,716
                                                     _______       _______          _______
                                                     _______       _______          _______
         Unallocated corporate liabilities                                                             12,987
                                                                                                      _______
            Consolidated total liabilities                                                            $36,703
                                                                                                      _______
                                                                                                      _______
         Capital expenditure
         Depreciation and amortization                  $2,061          $29                            $2,090
                                                     _______       _______                            _______
                                                     _______       _______                            _______
         Non-cash expenses, other than
            depreciation and amortization




                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

NOTE 18- SEGMENT INFORMATION (continued):

                3)   2000

                                                   Aviation         Other
                                                   Security      operations    -----------------    Consolidated
                                                                                 Eliminations
     Income statement data:
         Revenue:
            Unaffiliated customers                    $145,806       $1,558                          $147,364
            Intersegment                                 3,543        2,707        $(6,250)
                                                       _______      _______        _______            _______
         Total revenue                                $149,349       $4,265        $(6,250)          $147,364
                                                       _______      _______        _______            _______
                                                       _______      _______        _______            _______
         Segment results - income (loss)               $10,615        $(425)       $(3,329)            $6,861
                                                     _______       _______       _______
                                                     _______       _______       _______
         Unallocated corporate expenses                                                                 3,819
                                                                                                    _______

         Operating profit                                                                               3,042
         Financial expense                                                                             (1,927)
         Financial income                                                                               1,584
         Other expenses                                                                                (1,145)
         Share in profits (losses) of
            associated companies                           187         (162)                               25
         Taxes on income                                                                                 (737)
         Minority interest in losses (profits)
            of subsidiaries                                                                                28
                                                                                                      _______
         Net income                                                                                      $870
                                                                                                      _______
                                                                                                      _______



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

NOTE 18 - SEGMENT INFORMATION (continued):

             b.   Geographical information

                  Following is a summary of revenues and long-lived assets by geographical area:

                  1)   Revenues - classified by country in which the services were rendered:

                                                                            Year ended December 31,
                                                                       2002           2001          2000
                        Germany                                                       $ 26,574       $ 15,798
                        France                                                          25,756         16,344
                        United Kingdom                                                  30,938         26,179
                        Italy                                                            7,005          7,035
                        USA                                              274,082        96,748         66,836
                        Other                                              5,849        25,116         15,172
                                                                         _______       _______        _______
                        Total                                          $ 279,931     $ 212,137      $ 147,364
                                                                         _______       _______        _______
                                                                         _______       _______        _______

--------------------------------------------------------------------------------------------------------------------------
                  2)   The Company's long-lived assets  net of accumulated depreciation and amortization, are located in the following geographical areas:
                                                                                 December 31,
                                                                       2002           2001          2000
                        The Netherlands                              $ 23,370        *$ 9,107       $ 3,257
                        Germany                                                                          72
                        United Kingdom                                                                  508
                         USA                                            5,448             621           773
                        Other                                             480              68           947
                                                                      _______         _______       _______
                        Total                                        $ 26,958         $ 9,796       $ 5,557
                                                                      _______         _______       _______
                                                                      _______         _______       _______

--------------------------------------------------------------------------------------------------------------------------
                         *  Includes investment in ICTS Europe of $6,592.

c.       As to the Company's major customers, see note 17.

                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)

NOTE 19 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

             a.   Revenues from, and expenses to, related parties:

                                                                                  Year ended December 31,
                                                                              2002           2001          2000

                  Revenues                                                     $ 27           $ 571     $     240
                                                                            _______         _______       _______
                                                                            _______         _______       _______
                  Cost of revenues                                                             $  7     $     287
                                                                                            _______       _______
                                                                                            _______       _______
                  Selling, general and administrative expenses               $4,453           $ 153     $     142
                                                                            _______         _______       _______
                                                                            _______         _______       _______
                  Interest income                                             $ 660           $ 123     $     136
                                                                            _______         _______       _______
                                                                            _______         _______       _______
                  Bonuses related to the sale of the European
                      operation *                                           $ 4,704         $ 3,212
                                                                            _______         _______
                                                                            _______         _______
                  *  Include bonuses to Leedan, see c(2) below.
--------------------------------------------------------------------------------------------------------------------------

             b.   Balances with related parties:
                                                                                        December 31,
                                                                                     2002           2001
                  Other current assets                                              $ 5,417         $ 5,446
                                                                                    _______         _______
                                                                                    _______         _______
                  Long term assets                                                  $ 6,464       $   2,219
                                                                                    _______         _______
                                                                                    _______         _______
                  Accrued expenses and other liabilities                            $ 1,074        $    270
                                                                                    _______         _______
                                                                                    _______         _______

--------------------------------------------------------------------------------------------------------------------------
             c.   1)   In 2001 and 2002, the Company loaned Leedan  $2,200 and $1,500 respectively. The loans bear interest at the rate of Libor for 3 months +3% per annum. The loans were repaid in February 2003 and April 2003, respectively.

                  2)   Leedan provides the Company with certain management, administrative, consulting and advisory services, as well as advice and assistance with respect to potential acquisitions and investor relations. Such services are provided on an ad-hoc basis as authorized by the ICTS Supervisory
                       Board.  In 2002, 2001 and 2000, the Company recorded an expense of $1.2 million, $1 million and
                       $170  for such services, respectively.




                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 19 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued):

             d.   In 2001 and 2000 30,000 options and 100,000 options respectively were granted to Mr Lior  Zouker, the
                  Chief Executive Officer, for exercise price of $4.5 and $8.75 per share respectively. The exercise price reflected the share price at the grant dates.

             e.   In 2002, ICTS bought vested and non vested options from its employees and directors. The difference between the price paid and the exercise price for the options bought back, aggregating $1,618, was recorded as G&A.

             f.   In 2000 and 2001 the Company invested $500 in Omnivee Inc.(one of its start up investments, see note
                  6c). The CEO of Omnivee is the son-in-law of the CEO of ICTS.

             g.   On July 24, 2001, Noaz Management Company assigned to ICTS an investment of $400 (out of its total investment of $1 million) in Artlink, representing 4.1% of the class A preferred shares. A major shareholder and member of the Supervisory Board of the Company is a major shareholder in Noaz
                  Management Company.

h.       As part of the investment in ITA (see note 5a4), ITA provides to the Company supervision and management services on establishment of Entertainment project for a fee equal to 20% of the project costs. In addition, the Company was granted the right of first refusal to establish its own ITA Entertainment project in Europe and in the USA. The Company also has an option to acquire from ITA 20% of ITA's stake in each project and ITA has the option to acquire from the Company 20% of its stake in each such project for a period of 2 years from the start of the project.

i.       As to guarantees issued in favor of related parties - see note 6(e).


NOTE 20 - EARNINGS PER SHARE

             The following table presents the computation of basic and diluted earnings per share:

                                                                                              Year ended December 31,
                                                                                      2002            2001             2000
      Basic:
          Net income                                                                    $56,815        $26,198            $870
                                                                                       ________       ________         ________
                                                                                       ________       ________         ________
          Weighted average shares of common stock outstanding                         6,419,575      6,263,909       6,248,536
                                                                                       ________       ________         ________
                                                                                       ________       ________         ________
      Diluted:
          Net income                                                                    $56,815       $ 26,198            $870
                                                                                       ________       ________         ________
                                                                                       ________       ________         ________
          Weighted average number of shares of common stock outstanding               6,419,575      6,263,909       6,248,536
          Incremental shares of common stock from stock options -
            Calculated under the treasury stock method                                   33,872        148,626          44,095
                                                                                       ________       ________         ________
          Adjusted weighted average number of shares of common stock                  6,453,447      6,412,535       6,292,631
                                                                                       ________       ________         ________
                                                                                       ________       ________         ________

--------------------------------------------------------------------------------------------------------------------------



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 21 - STOCK OPTIONS

             In 1995 and 1999, ICTS adopted share option plans pursuant to which 600,000 common shares were reserved under each plan for issuance upon the exercise of options to be granted to employees, consultants and members of the Supervisory Board of the Company.


             As of December 31, 2002, ICTS has granted options to purchase 337,500 common shares, all of which have been granted to directors, consultants and executive officers of the Company as a group, at exercise prices ranging from $4.50 to $10.75 per share under the Plan, which were the fair market value at the dates of grant.  These options vest over various terms, ranging from immediately to five years.  Outstanding options expire at various times, but not later than January 2007. In March 2003, 25,000 options granted to a consultant were cancelled.

             In 2002, ICTS bought vested and non vested options from its employees and directors. The difference between the price paid and the exercise price for the options bought back, aggregating $1,618, was recorded as G&A.

             The options granted under the Company's plans are exercisable for the purchase of shares as follows:
                                                                                                     December 31,
                                                                                                  2002           2001
                    At balance sheet date                                                         195,832         869,498
                    During the first year thereafter                                               40,668          57,480
                    During the second year thereafter                                              29,000          29,702
                    During the third year thereafter                                               13,000
                                                                                                  _______         _______
                                                                                                  278,500         956,680
                                                                                                  _______         _______
                                                                                                  _______         _______

--------------------------------------------------------------------------------------------------------------------------
             ICTS accounts for the options granted to a director and other service providers in exchange for services received using the fair market value based method of accounting, as prescribed by FAS 123, based on the fair market value of the equity instruments issued, which is more reliably measurable than the value of the services received.



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 21 - STOCK OPTIONS (continued):

             The fair value of each option granted is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions:

                                                                                For options granted in
                                                                         2002             2001            2000
              Expected life of options (years)                            3                3               3
              Expected volatility                                       100%              46%             22%
              Risk free interest rate                                   3.5%             3.5%            6.7%
              Expected dividend yield                                     0%               0%              0%

--------------------------------------------------------------------------------------------------------------------------
             Information regarding options for 2002, 2001 and 2000 is as follows:

             1)   Options to employees:
                                                   2002                           2001                            2000
                                                         Weighted                        Weighted                       Weighted
                                            Shares        average         Shares          average         Shares        average
                                             (in         exercise          (in           exercise          (in          exercise
                                          thousands)       price        thousands)         price        thousands)       price
  Options outstanding
      at beginning of year                      578          6.64            484            7.15              476          6.75
  Options granted                                70          5.3             203            4.73              175          8.24
  Options exercised and bought
  back  by the Company                         (412)         6.07           (109)           5.07               (2)         6.50
  Expired options                                                                                            (165)         7.17
                                              _____         ______        ______             ______        ______         ______
  Options outstanding at
      end of year                               236          7.12            578            6.64              484          7.15
                                              _____         ______        ______             ______        ______         ______
                                              _____         ______        ______             ______        ______         ______
  Options exercisable at
      end of year                               196                          439                              357
                                              _____                       ______                           ______
                                              _____                       ______                           ______

--------------------------------------------------------------------------------------------------------------------------



                                                 ICTS INTERNATIONAL N.V.
                                        NOTES TO FINANCIAL STATEMENTS (continued)
                                   (US $ in thousands, except share and per share data)


NOTE 21 - STOCK OPTIONS (continued):

             2)   Options to non-employees:
                                                   2002                            2001                           2000
                                                         Weighted                         Weighted                      Weighted
                                          Shares         average          Shares          average         Shares        average
                                            (in          exercise           (in           exercise          (in         exercise
                                        thousands)        price         thousands)         price        thousands)       price
  Options outstanding
      at beginning of year                     380         6.10               228           7.27               266         7.20
  Options granted                               42         5.3                211           4.50                62         6.33
  Options exercised and bought
  back by the Company                         (355)        6.14               (59)          6.85
  Expired options                              (25)        5.49                                               (100)        6.50
                                             _____                          _____                            _____         ______
                                                            _____                            _____
  Options outstanding at
      end of year                               42         5.32               380           6.10               228         7.27
                                             _____                          _____                            _____         ______
                                                            _____                            _____
                                             _____                          _____                            _____         ______
                                                            _____                            _____
  Options exercisable at
      end of year                                -                            380                              228
                                             _____                          _____                            _____
                                             _____                          _____                            _____

--------------------------------------------------------------------------------------------------------------------------
             3)   Total number of options:
       Total options outstanding
           At end of year                      278                            957                              712
                                             _____                          _____                            _____
                                             _____                          _____                            _____
       Total options exercisable
           At end of year                      199                            819                              585
                                             _____                          _____                            _____
                                             _____                          _____                            _____

NOTE 22 - SUBSEQUENT EVENT:

              1) As to repayments of related parties loans, see note 19c.
              2) As to cancellation of options to a consultant, see note 21.
                                                     _______________
                                                _________________________
                                                     _______________





                                                SIGNATURES

                  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            ........ ICTS INTERNATIONAL N.V.


                                            ........ By:/S/Lior Zouker
                                            ........ Name:  Lior Zouker
                                            ........ Title: Chief Executive Officer



         Date: July 1, 2003



                                              CERTIFICATIONS

                  I, Lior Zouker, certify that:

  1.       I have reviewed this annual report on
                           Form 20-F of ICTS
                           International N.V.;

2.       Based on my knowledge, this annual
                           report does not contain any
                           untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the
                           circumstances under which such statements were made, not
                           misleading with respect to the period covered by this annual report;

   3.       Based on my knowledge, the financial
                           statements, and other
                           financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

                  4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange
Act Rules 13a-14 and 15d-14) for the registrant and have:

                             a.    designed such disclosure controls and procedures to
                           ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                             b.    evaluated the effectiveness of the registrant's
                           disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation
                           Date"); and

                             c.    presented in this annual report our conclusions about
                           the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;





5.       The registrant's other certifying

                           officers and I have disclosed,
                           based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                             a.    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                             b.    any fraud, whether or not material, that involves
                           management or other employees who have a significant role in the registrant's internal controls; and

  6.       The registrant's other certifying
                           officers and I have indicated in
                           this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


         Date: July 1, 2003

        /s/ Lior Zouker



                                              CERTIFICATIONS
                  I, Stefan Vermuelen, certify that:

 1.       I have reviewed this annual report on
                           Form 20-F of   ICTS
                           International N.V.;

   2.       Based on my knowledge, this annual
                           report does not contain any
                           untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the
                           circumstances under which such statements were made, not
                           misleading with respect to the period covered by this annual report;

 3.       Based on my knowledge, the financial
                           statements, and other
                           financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

 4.       The registrant's other certifying
                           officers and I are responsible for
                           establishing and maintaining disclosure controls and procedures
                           (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                             a.    designed such disclosure controls and procedures to
                           ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                             b.   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                             c.   presented in this annual report our conclusions about
                           the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;





 5.       The registrant's other certifying

                           officers and I have disclosed,
                           based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                             a.   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                             b.   any fraud, whether or not material, that involves
                           management or other employees who have a significant role in the registrant's internal controls; and

 6.       The registrant's other certifying
                           officers and I have indicated in
                           this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


         Date: July 1, 2003
        /s/ Stefan Vermuelen




                                                   67
