Form 20-F
period 2003-12-31
ICTS INTERNATIONAL N V
filed 2004-07-14
CIK 1010134

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

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                                         OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         FOR THE TRANSITION PERIOD FROM          TO
                                       ---------    -------

                         COMMISSION FILE NUMBER 0-28542
                                ----------------


                             ICTS INTERNATIONAL N.V.
                             ------------------------
             (Exact Name of Registrant as specified in its charter)

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

          None                                             one


Securities registered or to be registered pursuant to Section 12(g) of the Act:

                   Common Shares, par value .45 Euro per share
                  --------------------------------------------
                                 Title of Class

                      Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:


                                      None
                                 Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003: 6,672,980

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









                                                       PART I


Item 1.  Identity of Directors, Senior Management and Advisers

                                 Not Applicable

Item 2.  Offer Statistics and Expected Timetable

                                 Not Applicable




Item 3.  Key information.

         Selected Financial Data. Selected Consolidated Statements of Income
Data set forth below have been derived from ICTS Consolidated Financial
Statements which were prepared in accordance with US GAAP. The Selected
Consolidated Financial Data set forth below should be read in conjunction wth
Item 5 Operating and Financial Review and ICTS Consolidated Financial Statements and the Notes to those financial statements included in Item 18 in this Annual
Report.

                                              2003             2002            2001           2000         1999

    Cash and cash equivalents                7,660           32,465          17,414          6,306        6,795
    Current Assets                          30,863           73,504          47,774         48,852       43,227
    Total Assets                            84,500          125,444          73,963         77,775       69,522
    Current Liabilities                     28,099           58,308          36,519         35,625       24,267
    Shareholders  equity                    46,961           61,378          37,260         27,475       28,286



Selected Financial Data Statement of Operations

The following table summarizes certain statement of operations data for ICTS for
the years ended December 31, 2001,  2002 and 2003:                                      Year ended December 31,
                                                                                      2003          2002         2001

REVENUES                                                                             $71,571      $279,931      $212,137
COST OF REVENUES                                                                      57,562       214,054       189,925
                                                                                     -------       -------       -------
GROSS PROFIT                                                                          14,009        65,877        22,212
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                           9,216        25,636        19,461
                                                                                      14,352         9,156
IMPAIRMENT OF ASSETS AND GOODWILL
                                                                                     -------       -------       -------
OPERATING INCOME (LOSS)                                                             ( 9,559)        31,085         2,751
INTEREST INCOME                                                                        2,248         2,072         1,649
INTEREST EXPENSE                                                                     (1,222)       (1,678)       (1,637)
EXCHANGE DIFFERENCES                                                                   (242)         2,356         1,965
OTHER INCOME (EXPENSES), net                                                           (353)        41,229        29,520
                                                                                     -------       -------       -------
INCOME (LOSS) BEFORE TAXES ON INCOME                                                ( 9,128)        75,064        34,248
TAXES ON INCOME                                                                        3,115        16,442         4,919
                                                                                     -------       -------       -------
INCOME (LOSS) FROM OPERATIONS OF THE COMPANY
AND ITS SUBSIDIARIES                                                                (12,243)        58,622        29,329
SHARE IN LOSSES OF ASSOCIATED
    COMPANIES - net                                                                  (6,661)       (1,807)         (395)
MINORITY INTERESTS IN PROFITS OF
    SUBSIDIARIES - net                                                                                           (2,736)
                                                                                     -------       -------       -------
NET INCOME (LOSS) FOR THE YEAR                                                     $(18,904)       $56,815       $26,198
                                                                                     -------       -------       -------
OTHER COMPREHENSIVE INCOME (LOSS):
    Translation adjustments                                                            3,456           710       (1,811)
    Unrealized gains (losses) on marketable securities                                   794           731         (345)
    Reclassification adjustment for losses for available for sale
        securities included in net income                                                237         (771)           368
                                                                                     -------       -------       -------
                                                                                       4,487           670       (1,788)
                                                                                     -------       -------       -------
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE
YEAR                                                                               $(14,417)       $57,485       $24,410
                                                                                     =======       =======       =======
EARNINGS (LOSSES) PER SHARE:
    Basic                                                                            $(2.90)         $8.85         $4.18
                                                                                     =======       =======       =======
    Diluted                                                                          $(2.90)         $8.80         $4.09

Weighted average shares of common stock outstanding                               6,513,100      6,419,575      6,263,909
Adjusted Diluted weighted average shares of common stock outstanding              6,513,100      6,453,447      6,412,535


         Risk Factors.

         You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks actually occur, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

         Developments that have had a significant impact on our operations.

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

                  In connection with payments made by the TSA to Huntleigh USA, a wholly owned subsidiary of the Company, for aviation security services provided in 2002, the Defense Contract Management Agency has indicated that it believes that Huntleigh should not have been paid on a fixed cost basis as believed by Huntleigh, but on an actual costs plus what the TSA would consider a reasonable profit. On that later basis Huntleigh may be required to repay to the TSA the difference between such amount and the actual amounts paid to it.
Huntleigh however has various claims for additional amounts it considers are due to it for the services provided to the TSA.

                  The Company estimates that if the TSA will claim such difference from Huntleigh and will prevail in all of its contentions, and none of Huntleigh's claims will be recognized, then the Company may suffer a net loss in an amount of about $27 Million. The Company's above estimate assumes, that under USA tax rules it will able to carry-back the losses (if any) that will result from the above claims of the TSA. No provisions have been made by the Company with respect to the above potential claims.

                  Claim for Loss of Business

                  The Security Act provides that all aviation security services in the U.S. will be handled by the federal government through the TSA. As a result of the passage of the Security Act the TSA took over aviation security in the U.S. For the year ended December 31, 2002, the TSA accounted for 73% of our revenues and for the year ended December 31, 2003 the TSA accounted for -0-% of our revenues. Our failure to be able to meet the TSA's requirements or to secure contracts from the TSA will have a material adverse affect on our business.

                  Huntleigh's main business was providing airport security services to airlines and airports as a result of the creation of the TSA and the requirement that the TSA take over airport security Huntleigh has lost its principal business. Huntleigh has commenced legal action against the U.S.

Government for the "Taking"of its business and to protect its rights under the Fifth Amendment of the U.S. Constitution. Huntleigh seeks to recover the going concern value of the lost business. The suit was brought in the U.S. Court of Claim and is in the early stages. There can be no assurance as to the ultimate outcome of such claim and whether or not Huntleigh will be successful in prosecuting the same.

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

                  If our relationship with our major customers is impaired, then there may be a material adverse affect on our results of operations and financial condition. Our major customers consist of the major airlines servicing the United States. If such airlines encounter financial difficulty this may have a material adverse impact on our business.

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

                  Certain shareholders own approximately 59% of our shares;
their interests could conflict with yours; significant sales of shares held by them could have a negative effect on our stock price.

                  Mr. Menachem Atzmon, a director of the Company, as a representative of the Atzmon Family Trust and The Estate of Ezra Harel, collectively own or control 59% of our issued and outstanding common stock. As a result of their ownership, and or control, the Atzmon Family Trust and the Estate of Ezra Harel are able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. In addition, sales of significant amounts of shares controled by the Atzmon Family Trust or held by the Estate of Ezra Harel or the prospect of these sales, could adversely affect the market price of our common stock.

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

         A significant number of our assets are located outside the United
States. In addition, members of the Management and Supervisory Boards [and certain experts named herein are residents of countries other than the United
States ]. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against such persons judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws.

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

                  The Company's predecessor, International Consultants on
Targeted Security Holland B.V. ("ICTS Holland"), was founded in The Netherlands in 1987. Until 1994, subsidiaries and affiliates of ICTS Holland conducted similar business in which the Company is currently engaged. As of January 1, 1994, ICTS Holland's interest in its subsidiaries (other than three minor subsidiaries) was transferred to ICTS International B.V. ("ICTS International").
Thereafter, ICTS International purchased from a third party all of the outstanding shares of ICTS, incorporated in The Netherlands in 1992 without any operations prior to its acquisition by ICTS International. As of January 1, 1996, the Company acquired all of the assets and assumed all of the liabilities of ICTS International.

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

          On December 23, 2003 the Company through wholly owned subsidiaries purchased from ITA International Tourist Attractions, Ltd., ("ITA") certain assets owned by ITA and used by it in the development, establishment and operation of motion-based entertainment theaters. The assets purchased consist primarily of intangible property and certain equipment. ITA is a company in which a principal shareholder of the Company owned in the aggregate in excess of 50% of the shares. The purchase price for the assets purchased was $5,429,151.00. The purchase price was paid by set-off against certain debts owed by ITA to the Company, cash and notes. As a part of the transaction, certain agreements made between the Company and ITA in 2001 were terminated, with the result that the Company is no longer committed to involve ITA in its existing and future entertainment projects. Prior to entering into the transaction the Company obtained a fairness opinion as to the fairness of the consideration and the transaction to the Company.

          The Company currently operates a fully owned motion-based entertainment theater in Baltimore, MD and is establishing a new fully-owned multi-experience motion-based entertainment theater in Atlantic City, NJ scheduled to open by mid-2004. The Company is also a partner in a movie-based entertainment facility in Niagara Falls, NY.

          Shortly after the Baltimore facility was opened and based on its performances, the Company's management revaluated these two investments and determined that the forecasted cash flows from these projects will not cover the investments thereof, including amounts required to complete the development of the facility in Atlantic City estimated as of December 31, 2003 in an amount of $5 million. Based on the fair value using discounted cash flows model, the Company had recognized an impairment loss of $2,002 in respect of its investment in Baltimore, and wrote off of its investment in Atlantic City an amount of $5,511.

          Business Overview

                  General

                  ICTS had specialized until 2002 in the provision of aviation security services. Following the sale of its European operations in 2002 and the taking of its aviation security business in the United States by the TSA in 2002, ICTS engages primarily in non-security related activities. These activities consist of non-security aviation security services, operation of entertainment related projects and the development of technological services. In addition, ICTS provides non-security related aviation services and develops technological systems and solutions for the security market. ICTS also engages in certain other activities, including constructing and developing entertainment related projects.

                  Business Strategy

                  ICTS is currently pursuing the following business strategy.

                  Developing Security Related Technology.

                   ICTS is focusing on developing security systems and technology for the aviation security and non-aviation security markets. ICTS is using the know-how and expertise it has acquired in the provision of enhanced aviation security services to develop such security systems and technology.

                  Developing Entertainment Projects.

                  ICTS is developing entertainment projects know as "Time
Elevators". Time Elevators are educational tourist attractions which combine motion based platforms with synchronized movies and sound effects. ICTS has opened a Time Elevator project in Baltimore, Maryland and Niagara Falls, New
York in 2003 and in Atlantic City, New Jersey in 2004.

                  Aviation Security Operations in The Netherlands.

                  ICTS is engaged in aviation security operations in The
Netherlands. In 2002 ICTS increased its stake in its Dutch affiliate, ProCheck
International to 100%. ICTS also formed a partnership with ICTS Europe through which it further expanded its aviation security operations in The Netherlands.
ICTS Europe was sold by ICTS in 2002 to an unaffiliated third party.

                  U.S. Operations.

                  ICTS continues to provide limited security services and non-security aviation services in the U.S.

                  Other Investments.

                  ICTS is making investments in companies and properties which management believes have long term benefits. It is anticipated that such investments will be in diverse industries and instruments.

                  Services

                  Services Offered in Europe. Prior to the sale of its European operations, ICTS primarily provided aviation security services, operated airport checkpoints, verified travel documents, provided baggage reconciliation services, operated electronic equipment, such as x-ray screening devices, and operated manual devices. Following the sale, ICTS primarily provides advanced passenger screening services in The Netherlands and Russia.

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

                  Huntleigh currently provides limited aviation security services and nine other separate services at approximately 37 airports in 29 states which were not affected by the enactment of the Security Act. Each of the non-aviation security services involves one of the following specific job classifications:

                  Agent Services.

Agent services include: Passenger Service, Baggage Service, Priority Parcel, and
Cargo. Although an agent is a Huntleigh employee, the employee is considered a representative of specific airlines.

Guard Services.

Guard services involve guarding secured areas, including aircraft.

Janitorial Services.

Huntleigh provides cleaning services for aircraft cabins and portions of airports.

Maintenance.

Huntleigh provides workers to maintain equipment in one airport.

Aircraft Search.

Search of entire aircraft of international flights to detect dangerous objects.

                  Ramp Services.

                  Ramp services include:

                  . directing aircraft into the arrival gate and from the departure gate . cleaning the aircraft . conducting cabin searches . stocking supplies . de-icing the aircraft and .
                  moving luggage from one airplane to another.

                  Shuttle Service. Huntleigh shuttles airline crews from their hotels to the aircraft in one airport.

                  Skycap Services Provider. A skycap assists passengers with their luggage. Located at the curbside of the check-in at airports, a skycap checks in passengers' luggage and meets security requirements established by the TSA to screen passengers. A skycap also assists arriving passengers with transporting luggage from the baggage carousel to ground transportation or other designated areas.

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

                  Wheelchair attendants. Wheelchair attendants transport passengers through the airport in airline and/or Company owned wheelchairs.
Working closely with the attendants are dispatch agents who monitor requests and assignments for wheelchairs and dispatch the attendants as needed.

          Aviation Security Services

                  ICTS provides pre-departure screening services at airports in The Netherlands and Russia. Prior to the enactment of the Security Act, Huntleigh provided such services in the U.S. Such services are designed to prevent or deter the carriage of any explosive, incendiary device, weapon or other dangerous objects into the sterile area of an airport concourse and aboard the aircraft. In 2002 Huntleigh provided such services in the United States exclusively to the TSA.

                  Technological Systems and Solutions

                  The accumulated know-how and expertise of ICTS in the implementation of processors for advanced passanger screening enabled ICTS to develop its APS technology and system. The APS system is an automated computerized system that enables the pre-departure analysis of passenger information and is designed to screen airline passengers in a faster and more efficient manner. The APS system is currently being operated by ICTS under contract for services provided by ICTS Europe, an unaffiliated third party, to major United States airlines on flights from Europe to the United States.

                  New Technology Initiatives.

                  IP@SS. ICTS launched in 2003 a trial phase of its IP@SS project. IP@SS consists of a computerized platform integrating various technologies, including document readers, biometrics identification systems and a smart-card. The system is modular and may be used on a stand alone basis or integrated into an existing check-in system. The system has been designed to protect passenger privacy. The system is designed to speed up and simplify the processes of identification and security checks of passengers at airports. The system enhances customer service provided by airlines and airports to outbound passengers.

                  The project is being developed by ICTS and is performed in cooperation with various partners. The pilot program is being tested at Schiphol
Airport in Amsterdam, The Netherlands and at Newark Liberty International
Airport, and is planned to be expanded in the near term to other European airports as well as other North American airports.

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

                  Airline and Airport Customers

                  In 2002, the TSA accounted for 73% of ICTS's total revenues.
In 2003 ICTS had over 400 clients of which four clients accounted for over 40% of ICTS's revenue, in over 50 locations world-wide.

                  Entertainment Projects

                  ICTS develops tourist attractions combining motion based platforms and synchronized movies and sound effects ("Time Elevators").

                  On December 23, 2003 the Company through wholly owned subsidiaries purchased from ITA International Tourist Attractions, Ltd., ("ITA") certain assets owned by ITA and used by it in the development, establishment and operation of motion-based entertainment theaters. The assets purchased consist primarily of intangible property and certain equipment. ITA is a company in which a principal shareholder of the Company owned in the aggregate in excess of 50% of the shares. The purchase price for the assets purchased was

$5,429,151.00. The purchase price was paid by set-off against certain debts owed by ITA to the Company, cash and notes. As a part of the transaction, certain agreements made between the Company and ITA in 2001 were terminated, with the result that the Company is no longer committed to involve ITA in its existing and future entertainment projects. Prior to entering into the transaction the Company obtained a fairness opinion as to the fairness of the consideration and the transaction to the Company.

                     The Company currently operates fully owned motion-based entertainment theaters in Baltimore, MD and in Atlantic
City, NJ. The Company is also a partner in a movie-based entertainment facility in Niagara Falls, NY.

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

                  Leasing Operation

                  In June 2002 ICTS purchased equipment for an aggregate purchase price of $23.5 million. The purchase price payable was $14.5 million in cash and the balance subject to an $8.5 million self amortizing non-recourse promissory note payable over five years. Pursuant to an operating lease, the equipment was leased to an unaffiliated private Dutch company. The lease provides for annual lease payments in the amount of $2.6 million and an option to purchase the equipment after five or seven years based upon the then fair market value. In the event that the lessee does not exercise the option to purchase the equipment upon the expiration of the lease term, then ICTS will be obligated to pay license fees in connection with intellectual property associated with the equipment in an amount equal to 5% of the revenue derived from the use of the equipment if ICTS exercises its option to operate the equipment.

                  In 2003, ICTS determined that the future cash flows from the leased equipment (including the estimated proceeds from exercise of the option) will not recover its investment, and as a result recorded an impairment loss of $6,042. The value of the equipment at the option exercise date was based on an external assessment.

                  The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses for the years ended December
31, 2003, 2002 and 2001 were $1,166, $928 and $1,739 respectively.

          Future minimum lease payments under long-term leases are as follows:

                                                     December 31,
                                                            2003

                           2004                           $1,208
                           2005                            1,110
                           2006                            1,012
                           2007                              946
                           2008 and afterwards            10,027
                                                          ------
                                                         $14,303
                                                         =======
                  Competition

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

                  Pursuant to an agreement dated as of July 1, 1995 with ICTS
Global Security (1995) Ltd. ICTS may not provide non-aviation security services in Latin America, Turkey or Russia. ICTS Global Security is partially owned by
Lior Zouker and the Estate of Ezra Harel, the former Chief Executive Officer and the former Chairman of Supervisory Board of ICTS and a principal shareholder, respectively.

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

          Property, Plant and Equipment.

                  The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses for the years ended December
31, 2003, 2002 and 2001 were $1,166, $928, $1,739 respectively.

       Future minimum lease payments under long-term leases are as follows:

                                                     December 31,
                                                            2003

                           2004                           $1,208
                           2005                            1,110
                           2006                            1,012
                           2007                              946
                           2008 and afterwards            10,027
                                                          ------
                                                         $14,303
                                                          ======

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

                  ICTS had specialized until 2002 in the provision of aviation security services. Following the sale of its European operations in 2002 and the taking of its aviation security business in the United States by the TSA in 2002, ICTS engages primarily in non-security related activities. These activities consist of non-security aviation security services, operation of entertainment related projects and the development of technological services. In addition, ICTS provides non-security related aviation services and develops technological systems and solutions for the security market. ICTS also engages in certain other activities, including constructing and developing entertainment related projects.

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

          Critical Accounting Policies

          The preparation of ICTS's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of ICTS's business activities, described below are certain ICTS accounting policies that are relatively more important to the portrayal of its financial condition and results of operations and that require management s subjective judgments. ICTS bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. Please refer to Note 2 to ICTS's consolidated financial statements included in this Annual Report on Form 20-F for the year ended
December 31, 2003 for a summary of all of ICTS's significant accounting policies.

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

         In connection with payments made by the TSA to Huntleigh USA, a wholly owned subsidiary of the Company, for aviation security services provided in 2002, the Defense Contract Management Agency has indicated that it believes that Huntleigh should not have been paid on a fixed cost basis as believed by Huntleigh, but on an actual costs plus what the TSA would consider a reasonable profit. On that later basis Huntleigh may be required to repay to the TSA the difference between such amount and the actual amounts paid to it. Huntleigh however has various claims for additional amounts it considers are due to it for the services provided to the TSA.

         The Company estimates that if the TSA will claim such difference from Huntleigh and will prevail in all of its contentions, and none of Huntleigh's claims will be recognized, then the Company may suffer a net loss in an amount of about $27 Million. The Company's above estimate assumes, that under USA tax rules it will be able to carry-back the losses (if any) that will result from the above claims of the TSA. In view of the nature of the above potential claims and counter-claims management could not determine if, or to what extent, the TSA may be successful in any claim it may assert. Therefore, no provisions have been made by the Company with respect to the above potential claims.

         Labor Department Issue

         In a letter dated November 21, 2003, the US Department of Labor ("DOL") advised Huntleigh that it had failed to comply with a clause included in its contract with the TSA under which Huntleigh had supposedly been required to pay its employees certain minimum wages. The DOL claims that under this clause
Huntleigh owes such employees an amount of approximately MM $ 7.5 and has requested that Huntleigh makes such payment forthwith. On any amount so due, Huntleigh will also be required to pay certain employment taxes of approximately
20%.

         Huntleigh believes that it has valid defenses to the DOL claim. These issues are under discussion with the DOL and no assurance can be given as to the ultimate outcome or success to Huntleigh with the position it is taking. The
Company has made a provision in its financial statements in an amount the Company deemed sufficient to account for its exposure for the above claim.

          Goodwill

         As from January 1, 2002, pursuant to Statement of Financial Accounting
Standard ( FAS) No.142 of the Financial Accounting Standards Board of the United
States (the FASB ), "Goodwill and Other Intangible Assets" , goodwill is no longer amortized but rather is tested for impairment annually. During 2002, the Company identified its various reporting units, which consist of its operating segments. The Company has utilized expected future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed as of the date of adoption of FAS 142. As a result of the application of the transitional impairment test, the Company does not have to record a cumulative effect of accounting change for the estimated impairment of goodwill. The Company has designated December 31 of each year as the date on which it will perform its annual goodwill impairment test. On December 31, 2003, an impairment test was conducted on the unamortized goodwill pursuant to which it was determined that, as of the date of the impairment test, an impairment existed concerning Demco of $797,000. (see Notes 2(g) and 4(b) to the financial statements). Changes in the fair value of the reporting units following material changes in the assumptions as to the future cash flows and/or discount rates could result in an unexpected impairment charge to goodwill.

         In 2002, as a result of the enactment of the Security Act (as described above), ICTS performed quarterly interim impairment tests, taking into account the expected future cash flows from the TSA contract through November 2002, and subsequently wrote off, as of September 30, 2002 the balance of the goodwill attributable to the U.S. aviation security operations in the amount of $8.5 million.

         Functional and reporting currency

         As of January 1, 2002, subsequent to the sale of ICTS's interest in ICTS Europe, the functional currency of ICTS and its U.S. operations is the U.S.
dollar because substanitally all of the revenues and operating costs are in dollars. Prior to January 1, 2002 the functional currency was primarily the euro
.. The financial statements of subsidiaries whose functional currency is not the dollar are translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("FAS") No. 52 of the Financial
Accounting Standards Board of the USA ("FASB"). Assets and liabilities are translated from the local currencies to dollars at year-end exchange rates.
Income and expense items are translated at average exchange rates during the year.

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

           Impairment in value of long-lived assets

          ICTS has adopted FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective January 1, 2002. FAS 144 requires that long-lived assets, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values. On December 31, 2003 an impairment test was conducted on the carrying value of long-lived assets of the Company pursuant to which it was determined that, as of the date of the impairment test, the impairment existed in connection with equipment at Explore's facilities in Baltimore, Maryland and Atlantic City, New Jersey in the amount of $7,513,000 and leased equipment of $6,042,000. (see Notes 7(d) and (e) to the financial statements).

           Discussion and Analysis of  Results of Operations

          The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2001, 2002 and 2003:
                                                              Year ended December 31,
                                                                2003            2002           2001

REVENUES                                                       $71,571       $279,931       $212,137
COST OF REVENUES                                                57,562        214,054        189,925
                                                                ------        -------        -------
GROSS PROFIT                                                    14,009         65,877         22,212
IMPAIRMENT OF ASSETS                                            14,352          9,156
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
                                                                 9,216         25,636         19,461
                                                                 -----         ------         ------
OPERATING INCOME                                               (9,559)         31,085          2,751
INTEREST INCOME                                                  2,248          2,072          1,649
INTEREST EXPENSE                                               (1,222)        (1,678)         (1,637)
EXCHANGE DIFFERENCES                                             (242)          2,356          1,965
OTHER INCOME (EXPENSES)                                          (353)         41,229         29,520
                                                                 ----          ------         ------
INCOME BEFORE TAXES ON INCOME                                  (9,128)         75,064         34,248
TAXES ON INCOME                                                  3,115         16,442          4,919
INCOME FROM OPERATIONS OF THE COMPANY AND ITS
SUBSIDIAIRIES                                                 (12,243)         58,622         29,329
SHARE IN PROFITS (LOSSES) OF ASSOCIATED COMPANIES
                                                               (6,661)        (1,807)          (395)
MINORITY INTERESTS IN LOSSES (PROFITS) OF                            -
SUBSIDIARIES                                                                  _______        (2,736)
NET INCOME FOR THE YEAR                                      $(15,904)        $56,815        $26,198
OTHER COMPREHENSIVE INCOME (LOSS):
Translation adjustments                                          3,456            710        (1,811)
Unrealized gains (losses) on marketable securities                 794            731          (345)
Reclassification adjustment for losses for
available for sale securities included in net                      237          (771)            368
income                                                          -----            ---             ---
                                                                 4,487            670        (1,788)
                                                                 -----            ---        -------
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR                                $57,485        $24,410
                                                             $(14,417)         ======         ======
                                                               =======
EARNINGS PER SHARE:
          Basic                                                $(2.90)          $8.85          $4.18
                                                                 =====          =====           ====

          Diluted                                              $(2.90)          $8.80          $4.09
                                                                 =====           ====           ====

          The following table sets forth, for the annual periods indicated, certain statement of operations data as a percentage of revenues:

                                                            Year Ended December 31,

                                                       2003             2002            2001
                                                        ---------------------------------------

          Revenues.....................                 100%             100%           100%
          Cost of revenues.............                80.4%            76.5%          89.5%
          Gross profit................                 19.6%            23.5%          10.5%
          Selling, general and
            administrative expenses.....               12.9%             9.2%           9.2%
          Operating income .............              (13.4%)           11.1%           9.2%
          Net income ...................              (26.4%)           20.3%          12.4%

                  The statements of income for the year 2001 include the activities of ICTS Europe, which was sold in February 2002.

          Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

          Revenues. Revenues for the year ended December 31, 2003 were $71.6 million (2002: $279.9 million), and consisted of $59.1 million (2002: $274 million) from U.S. operations, and $12.4 million (2002: $5.9 million) from other operations.

          The decrease in revenues from U.S. operations is primarily the result of decreased sales of aviation security services pursuant to contracts with the TSA following the September 11th events. Revenues derived from such services in 2002 were $205.7 million (73% of ICTS's total revenues in that year). As a result of the Security Act since November 2002, ICTS provides limited aviation security services within the United States. Therefore, in 2003 the Company did not generate any revenues pursuant to a contract with the TSA.

          Almost all revenues in the U.S. ($59.1 million), are derived from other than aviation security services, compared with $39.0 million for 2002.
Such increase is primarily attributable to an increase in sales to existing airline customers through expanding ICTS's location base and the offering of new services.

          Gross Profit. Gross profit is defined as revenues less costs directly related to such revenues as well as certain indirect expenses such as airport offices, airport fees, local training and other direct labor related expenses such as uniforms and transportation.

          Gross profit for the year ended December 31, 2003 was $14.0 million, 19.6%, as a percentage of revenue (2002: $65.9 million, 23.5% as a percentage of revenue). Management believes that the decrease in gross profit as a percentage of revenues is primarily attributable to the decrease in aviation security services as per the TSA contract. Gross profit was positively impacted by a non-recurring contribution of $8.6 million in the third quarter. The non-recurring contribution is primarily the result of a reversal in the amount of $17.8 million of Warn Act related accrual made in 2002. This was partly offset by an accrual concerning a dispute with the US Department of Labor totaling $7.2 million.

          Impairment of Assets. For the year ended December 31, 2003, ICTS incurred expenses of $14.3 million (2002: 9.2 million) attributable to impairment of assets. The expense is primarily attributable to the impairment of equipment related to the Companies' entertainment business in the U.S.A.. In addition, the Company recorded an impairment loss in an amount of $6,042 related to lease equipment in The Netherlands and goodwill impairment related to Demco, an Israeli subsidiary.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses were $9.2 million for the year ended December 31, 2003,

12.9% as a percentage of revenues, as compared to $25.6 million, 9.2% as a percentage of revenues for the year ended December 31, 2002. The decrease in selling, general and administrative expenses is primarily attributable to the decrease in aviation security services.

          Operating Profit. Operating loss for the year ended December 31, 2003 was $9.6 million as compared to an operating profit of $31.1 million for the year ended December 31, 2002.

          Financial (Expenses) Income, Net. Financial (expenses) income, net includes interest income (net of interest expense), and adjustments due to the impact of exchange rate fluctuations. The interest and financial income increased due the sale of certain traded shares during 2003.

          Other Income (Expense), Net. Other income for the year ended December
31, 2003 was $353 thousand negative as compared to $41.2 million for the year ended December 31, 2002. Other expenses during 2003 included mainly accounting provisions related to the Companies' investments in Artlink. Other income for the year ended December 31, 2002 includes the profit on the sale of 55% interest in ICTS Europe which resulted in gross proceeds, in the amount of $41.2 million.

          Income Taxes. Although the company incurred a loss from operations before taxes on a consolidated basis, it still incurred taxes in its USA subsidiary, Huntleigh. The reason being that Huntleigh is a separate entity for tax purposes and as such incurs taxes on its profits.

          Share in Profits and (Losses) of Associated Companies. The share in losses of associated companies which includes amortization of intangible assets for the year ended December 31, 2003 was $6.7 million.

          Net income. As a result of the foregoing, ICTS's net loss totaled approximately $18.9 million in the year ended December 31, 2003, as compared to approximately $56.8 million profit for the year ended December 31, 2002.

Notes as to specific segments
Amounts in thousands

    Aviation Security Segment       2003           2002

    Revenues                      66,872          289,899
    Operating Income              12,215           37,731

Revenues for the Aviation Security segment for the year ended December 31, 2003 were $66.9 million (2002: $289.9 million).Operating income for the Aviation segment totaled $12.2 compared to an operating income for 2002 of $37.7 million.
The reason for the decline is the loss of the TSA related contracts as described above.

    Leasing Segment
                                2003        2002

    Revenues                   2,995       1,370
    Operating Income (loss)   (5,476)        271

Revenues for the Leasing segment were up from $1.4 million in 2002 to $3.0 million in 2003. The reason for the increase being that the contract started mid
2002 only and therefore 2003 was the first full year. , The Company recorded an impairment loss in an amount of $6,0 million related to lease equipment in The
Netherlands which caused the operating loss in this segment.

    Entertainment Segment
                                    2003           2002

    Revenues                         643            0
    Operating Income (loss)      (10,114)       (517)

Entertainment  segment  related  revenues  are  derived in 2003 only  ($643,000)
whereas   revenues  in  2002  were  still  zero.   The  reason  being  that  the
entertainment  operations  opened  during  2003 only.  The  Company  recorded an impairment loss of $7.5 million which caused the loss in this segment.

As to the geographical segments please see note 18b in the financial statements.
Revenues  in the USA  were  negatively  impacted  by  loss of the TSA  contract.
Revenues in the Netherlands increased due to a favorable exchange rate of the euro to the dollar and first full year of operation leasing segment.

         Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

         Revenues. Revenues for the year ended December 31, 2002 were $279.9 million (2001: $212.1 million), and consisted of $274.0 million (2001: $96.7 million) from U.S. operations, no revenues (2001: $113.1 million) from ICTS
Europe and $5.9 million (2001: $2.3 million) from other operations. The lack of revenue from ICTS Europe in 2002 is the result of the sale of ICTS's 55% interest in ICTS Europe in February 2002.

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

         Selling, General and Administrative Expenses. Selling, general and administrative expenses were $25.6 million for the year ended December 31, 2002, 9.2% as a percentage of revenues, as compared to $19.4 million, 9.2% as a percentage of revenues for the year ended December 31, 2001. The increase in selling, general and administrative expenses is primarily attributable to increases in provisions for bad debts in the amount of $5 million, legal and insurance costs in the amount of $2.6 million, payroll expenses in the amount of $700,000 and offset by the reduction of selling, general and administrative expenses attributable to ICTS Europe in the amount of $4.8 million.

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

         Other Income (Expense), Net. Other income for the year ended December
31, 2002 was $41.2 million as compared to $29.5 million for the year ended
December 31, 2001. Other income for the year ended December 31, 2002 includes the profit on the sale of 55% interest in ICTS Europe which resulted in gross proceeds, in the amount of $41.2 million.

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

     Selling, General and Administrative Expenses. Selling, general and administrative expenses was $19.4 million, 9.2% as a percentage of revenues, for the year ended December 31, 2001, as compared to $11.6 million, 7.9% as a percentage of revenues for the year ended Decemver 31, 2000. This increase is primarily due to $4.9 million related to the sale of ICTS Europe, and expenses related to the expansion of the headquarters of ICTS Europe.

     Operating Profit. Operating profit for the year ended December 31, 2001 was $2.7 million and included $8.4 million (2000: $6.6 million) of operating profits of ICTS Europe.

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

     Other Income (Expense), Net. Other income for the year ended December 31,
2001 was $29.3 million. Other income was primarily attributable to the profit on the sale of a 45% interest in ICTS Europe, in the amount of $34.3 million, which was partially offset by a loss of approximately $4.5 million related to a write-off of ICTS's investments in several technology start-up companies due to their financial condition and ICTS's assessment of their future prospects.

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

     Liquidity and Capital Resources

     ICTS's principal cash requirement for its operations is the payment of wages. Working capital is financed primarily by cash from operating activities and by short-term borrowings. As of December 31, 2003, we had cash and cash equivalents of $7.7 million, and restricted cash and short term investments of $3.1 million.

     Net cash used by operating activities for the year ended December 31, 2003 was $19.1 million as compared to net cash provided by operating activities of $61.6 million for the year ended December 31, 2002 and net cash used in operating activities of $987 for the year ended December 31, 2001. The decrease in cash for the year ended December 31, 2003 was primarily attributable to net loss of $25.8 million offset by non-cash expenses such as shares in losses of associated companies of $6.7 million and changes in operating assets and liabilities of $28.8 million,. The changes in operating assets and liabilities were primarily attributable to $2.1 million decrease in accounts receivable and an decrease of $28.9 million in accrued expenses and other liabilities, which was primarily related to severance pay and employee's claims of $19 million in connection with the reduction of ICTS's aviation security activities.

     Net cash used in investing activities was $3.2 million for the year ended
December 31, 2003 as compared to net cash used in investing activities of $324 for the year ended December 31, 2002 and net cash provided by investing activities of $23.5 million for the year ended December 31, 2001. Net cash used in investing activities was primarily attributable to the purchase of equipment of $7.9 million, $5.2 million for other investments. This was partly offeset by proceeds from sale of marketable securities at $3.7 million, repayment of loans granted to related parties at $3.7 million, and decrease in time deposits and restricted cash at $4.7 million.

     Net cash used in financing activities was $2.4 million and $46.1 million for the years ended December 31, 2003 and December 31, 2002, respectively and net cash used in financing activities was $10.5 million for the year ended
December 31, 2001.

     In June 2002 ICTS purchased equipment for an aggregate purchase price of $23.5 million. The purchase price was payable $14.5 million in cash and the balance subject to an $8.5 million self amortizing non-recourse promissory note payable over five years. Pursuant to an operating lease, the equipment was leased to a private Dutch company. The lease provides for annual lease payments in the amount of E 2.9 million and an option to purchase the equipment after five or seven years based upon the then fair market value. In the event that the lessee does not exercise the option to purchase the equipment upon the expiration of the lease term, then ICTS will be obligated to pay license fees in connection with intellectual property associated with the equipment in an amount equal to 5% of the revenue derived from the use of the equipment if ICTS exercises its option to operate the equipment.

     On February 17, 2002, ICTS entered into an aviation security services contract with the TSA to continue to provide aviation security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport by airport basis to the U.S.
Federal Government or November 2, 2002. In accordance with the contract, the U.S. Federal Government provided ICTS with a non-interest bearing partial payment of $26 million to be repaid at the rate of $1.3 million a month commencing April 2002. As of December 31, 2003, $11.7 million of the $26 million had been repaid. The TSA in accordance with standard practices is in the process of auditing ICTS's billings to the TSA pursuant to the contract with the TSA for the provision of aviation security services. In the event that the TSA has a significant claim against ICTS and is successful, then there may be a material adverse effect on ICTS's financial condition.

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

     The following table summarizes ICTS's obligations to make future payments under contracts:

     Contractual Obligations Due by Period at December 31, 2003.

     The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses for the years ended December 31, 2003, 2002 and 2001 were $1,166, $928 and $1,739 respectively.

              Future minimum lease payments under long-term leases are as follows:

                                         December 31,
                                            2003
                                     ------------------
                   2004                       $1,208
                   2005                        1,110
                   2006                        1,012
                   2007                          946
                   2008 and afterwards        10,027
                                              ------
                                             $14,303
                                              ======

            The following table summarizes ICTS's guarantees and their expiration dates:

         The Company has outstanding a guaranty to ABN Amro for rent in the amount of $13 which is outstanding during the term of this lease. The Company, in addition, has an outstanding guaranty to Bilu Investments, Ltd. in the amount of $2,515.

         In January 2002, IMA entered into a loan facility agreement with a German bank. As of December 31, 2003 the company and ITA, collectively and individually, guaranteed the loan in full to the bank. The guarantee is a continuing guarantee for the obligations of IMA. As of December 31, 2003 IMA's net obligations to the bank amounted to $1,683. Taking into account the deferred note to ITA of $546 (which serves as a security to this guarantee the company recorded a liability of $1,137 in respect of this guarantee.

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


              The project is being developed by ICTS and is performed in cooperation with various partners. The pilot program is being testedat Schiphol
Airport in Amsterdam, The Netherlands, and at Newark Liberty International
Airport, New Jersey in the United States and is planned to be expanded in the near term to other European airports as well as other North American airports.

         Trend information

              Labor market conditions at a particular airport location may require the Company to increase its prices. Cost of labor is the most important variable in determining any cost increases.

         Item 6. Directors, Senior Management and Employees

              The following table lists the directors and executive officers of ICTS.

                                      Age              Position
           Boaz Harel                 40               Chairman of the Supervisory Board
           Menachem Atzmon            59               Member of the Supervisory Board
           M. Albert Nissim           70               Member of the Supervisory Board,  Secretary
           Elie Housman               64               Member of the Supervisory Board
           Moshe Winer                54               Member of the Supervisiory Board
           David W. Sass              68               Member of the Supervisory Board
           Philip M. Getter           67               Member of the Supervisory Board and
                                                       Chairman of the Audit Committee
           Lynda Davey                49               Member of the Supervisory Board
           Michael Barnea             48               Managing Director and CEO
           Stefan Vermeulen           33               Chief Financial Officer

Boaz Harel has been the  Managing  Director of Leedan  between 1993 and December
31, 1997.  Mr. Harel became  Chairman of the Company in January  2004.  Mr. Boaz
Harel is the Director of Pioneer Commercial Funding Corp. ("Pioneer"), a publicly-traded company, which has no business at this time, serving in such capacity since November 1996. Pioneer is an affiliate of Harmony. Mr. Boaz Harel is the brother of the late Mr. Ezra Harel, the former Chairman of the Supervisory Board of the Company.

Menachem J. Atzmon is a Chartered accountant (Isr). Mr. Atzmon is a controlling shareholder of Harmony Ventures B.V. Since 1996 he has been the managing director of Albermale Investment Ltd. and Kent Investment Holding Ltd., both investment companies. Since January 1998 he has served as CEO of Seehafen
Rostock. He has been a member of the Supervisory Board of ICTS since 1999.

M. Albert Nissim has served as Secretary of ICTS since January 1994 and became a member of the Supervisory Board in 2002. Mr. Nissim also serves as President of ICTS - USA, Inc. From 1994 to 1995, he worked as the managing director of ICTS and from 1990 to the present, he has been Vice-President and a director of Tuffy
Associates.  Mr.  Nissim has been the  President of Pioneer  Commercial  Funding
Corp. ("Pioneer") since January 1997 and also serves as the Chairman.

Elie Housman has served as Chairman of Inksure Technologies, Inc. since February
2002. Mr. Housman was a principal at Charterhouse Group International, a privately held merchant bank, from 1989 until June 2001. At Charterhouse, Mr.
Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars. Mr. Housman was the Chairman of Novo
Plc. in London, a leading company in the broadcast storage and services industry. At present, Mr. Housman is a director of a number of privately held companies in the United States. He became a member of the Supervisory Board of ICTS in 2002.

Moshe Winer became a member of the Supervisory Board of ICTS in 2002. For the past ten years has been the principal of several businesses in the automotive services field.

David W. Sass for the past 43 years has been a  practicing  attorney in New York
City and is currently a senior partner in the law firm of McLaughlin & Stern, LLP. He has been a director of ICTS since 2002. Mr. Sass was also a director of

BarPoint.com,  Inc, an online and  wireless  product  information  and  shopping service  provider..  He is also  corporate  secretary  and a director of Pioneer
Commercial  Funding  Corp.  Mr. Sass became a director of Inksure  Technologies,
Inc.  in  2003,  a  company  which  develops,   markets  and  sells   customized
authentication systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from  counterfeiting  and diversion. He is also a director of several privately held corporations.

Philip M.  Getter,  since  2000 is a partner  of DAMG  Capital,  LLC  Investment
Bankers.  Prior thereto he was most  recently  head of Investment  Banking and a member of the board of directors of Prime Charter,  Ltd. He has more than thirty years of corporate finance experience. Having served as Administrative Assistant to the Director of United States Atomic Energy  Commission from 1958 to 1959, he began his Wall  Street  career as an  analyst  at Bache & Co. in 1959.  He was a partner with Shearson,  Hammill & Company from 1961 to 1969 and a Senior Partner of Devon Securities,  an international  investment banking and research boutique from 1969 to 1975.  Mr.  Getter was a member of the New York Society of Security
Analysts.  From 1975 to 1983 he was President and CEO of Generics Corporation of
America, a public company that was one of the largest generic drug manufacturers in the United States.  As Chairman and CEO of Wolins Pharmacal from 1977 to 1983 he led the reorganization and restructuring one of the oldest and largest direct to the profession  distributors of pharmaceuticals.  He has been a member of the
League of  American  Theatres  and  Producers,  Advisory  Board of the  American
Theatre Wing,  Trustee of The Kurt Weill  Foundation  for Music, a member of the
Tony  Administration  Committee  and has produced for Broadway,  television  and
film.  He  writes  frequently  concerning  the  communications,   education  and
entertainment industries.

Mr. Getter received his B.S. in Industrial Relations from Cornell University. He is a member of several industry organizations and serves on various boards of both public and private organizations and is Chairman of the Audit Committees of EVCI Career Colleges, Inksure Technologies, Inc. as well as the Company.

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

           Michael Barnea has been employed by the Company since 2002. He became
Managing Director and CEO of the Company in 2004. Mr. Barnea has also been a member of the supervisory board of ICTS between 1996-2000 and has been actively involved with mergers and acquisitions as well as other activities of ICTS. Mr.
Barnea is a graduate of the Tel Aviv School of Law. Mr. Barnea has been investigated by the Israeli Securities and Exchange Commission as a part of an investigation conducted by such agency for suspected criminal acts under Israeli law, in connection with his past involvement with Rogosin Enterprises, Ltd., an Israeli company.

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

         Compensation

           Effective as of January 1, 2004, ICTS entered into a two year agreement with Mr. Boaz Harel providing for the following: base compensation in the amount of $20,400 per month, per annum after taking a 30% pay reduction.

           Mr. Barnea is employed under a four (4) year Employment Agreement commencing January 1, 2004 at an annual compensation rate of $140,000 per year.
The total cost of his employment for 2004 is approximately $330,000 and approximately $320,000 for any year thereafter. Mr. Barnea was appointed CEO effective May 1, 2004.

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

           The members of the Supervisory Board and their period of service on the Supervisory Board are as follows: Boaz Harel (2004), Menachem Atzmon (1999),
M. Albert Nissim (2003), Elie Housman (2002), Moshe Winer (2002), David W. Sass
(2002), Philip M. Getter (2003) and Lynda Davey (2003).

           The Audit Committee consists of Philip M. Getter, Chairman, Lynda
Davey and Moshe Winer, all of whom are independant and have financial expertise.
The audit committee evaluates ICTS's accounting policies and practices and financial reporting and internal control structures, selects independent auditors to audit the financial statements and confers with the auditors and the officers. The Audit Committee has an Operating Charter as well.

           ICTS's compensation committee consists of Boaz Harel, Chairman, Mr.
Nissim and Ms. Davey. The compensation committee determines salaries, incentives and other forms of compensation for ICTS's executive officers and administrators stock plans and employee benefit plans.

         The Supervisory Board of the Company has adopted a Code of Ethics for principal Executive Officers and Senior financial Officers.

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

         Employees

           Prior to the sale of its European operations, ICTS employed approximately 5,000 people in Europe on a regular basis. After the sale of the European operations, the number of employees in Europe is approximately 470.

           In the United States, prior to the enactment of the Security Act ICTS employed approximately 5,000 people, of which approximately 1,300 were unionized. Subsequent to the enactment of the Security Act, but prior to November 2002 ICTS employed approximately 11,000 people, of which approximately
1,300 were unionized. Most of the unionized employees are skycaps and screeners.
ICTS believes that its relationships with employees are generally good. As a result of the TSA taking over airport security ICTS currently employs approximately 3,000 persons.

         Share ownership.

           The following table sets forth the number of shares of common stock, directly and indirectly, owned by all directors and executives of the Company as of May 31, 2003.

                                                       Number of Shares
                                                       Beneficially Owned              Percentage

         Boaz Harel                                           -                            -
         Atzmon Family Trust(1)                        3,948,500                         59%
         M. Albert Nissim                                      -                           -
         Moshe Winer                                       7,000                           *
         David W. Sass                                         -                           -
         Philip M. Getter                                      -                           -
         Lynda Davey                                           -                           -
         Michael Barnea                                        -                           -
         Eli Hausmann                                          -                           -
         Estate of Ezra Harel(1)                       3,948,500                         59%

         All Executive Officers and
         Directors as a Group 9 persons                3,955,500                       59.2%

         * Less than 1%

         1. Harmony Ventures BV, owns directly and indirectly approximately 59% of the issued and outstanding Common Shares. A family trust for the benefit of the family of Mr. Menachem J. Atzmon (the "Atzmon Family Trust") and the Estate of Ezra Harel own 100% of the outstanding shares of Harmony Ventures BV and may be deemed to control Harmony Ventures BV. Mr. Atzmon disclaims any beneficial interest in the Atzmon Family Trust. Harmony Ventures BV, the Atzmon Family
Trust and the Estate of Ezra Harel may be able to appoint all the directors of ICTS and control the affairs of ICTS.

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

           As of May 31, 2004 ICTS has granted options to purchase 212,500
Common Shares, all of which have been granted to directors and executive officers of the Company as a group, at exercise prices ranging from $4.50 to $8.50 per share under the Plan. These options vest over various terms, ranging from immediately to five years. Outstanding options expire at various times, but not later than January 2007.

         Item 7. Major Shareholders and Related Party Transactions

         Major Shareholders.

           The following table sets forth certain information regarding the beneficial ownership of the Common Shares of ICTS, as of May 31, 2004, by each person, other than officers and directors, who is known by ICTS to own beneficially more than 5% of the outstanding Common Shares:


                                      Number of Shares
                                      Beneficially Owned        Percentage

         Estate of Ezra Harel(1)          3,948,500                59%
         Atzmon Family Trust(1)           3,948,500                59%
         M. Albert Nissim                         -                  -
         Moshe Winer                          7,000                  *
         David W. Sass                            -                  -
         Philip M. Getter                         -                  -
         Lynda Davey                              -                  -
         Michael Barnea                           -                  -
         Eli Housman                              -                  -
         Boaz Harel                               -                  -

         All Executive Officers and       3,855,500              59.2%
         Directors as a Group 10 persons
         ---------------------------
         *  Less than 1%

         1. Harmony Ventures BV, owns directly and indirectly approximately 59% of the issued and outstanding Common Shares. The Atzmon Family Trust and the Estate of Ezra Harel own 100% of the outstanding shares of Harmony Ventures BV and may be deemed to control Harmony Ventures BV. Mr. Atzmon disclaims any beneficial interest in the Atzmon Family Trust. Harmony Ventures BV, the Atzmon
Family Trust and the Estate of Ezra Harel may be able to appoint all the directors of ICTS and control the affairs of ICTS.

         Related Party Transactions.

           In 2001 and 2002, as part of the sale of its European operations, ICTS in exchange for services rendered by the members of the Supervisory Board and certain executives paid out the following bonuses:

           Name                                     2001                  2002
           ----                                     ----                  ----


         Ezra Harel                        $ 1,800,000 (1)               $2,451,000(1)
         Boaz Harel                        $   169,000 (2)               $      71,000
         Savinoam Avivi                    $    18,000                   $      23,000
         Michael Barnea                    $   225,000 (3)               $     293,000(3)
         Gerald Gitner                     $   118,000                   $      24,000
         Menachem  Atzmon                  $   412,000 (4)               $     541,000(4)
         Amos Lapidot                      $    18,000                   $      23,000
         Lior Zouker                       $ 1,080,000 (5)               $   1,499,000(5)
         Albert Nissim                     $    30,000                   $      36,000
         Stefan Vermeulen                        0                       $      45,000
         Eli Talmor                        $     0                                   0
         Doron Zicher                      $    21,000                   $     146,000
         Leedan                            $   163,000 (6)               $   1,208,000
                                           $ 1,000,000

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

         (4) Was assigned to Harmony BV in favor of the shareholder and was paid to Leedan.

         (5) This amount was paid pursuant to Mr. Zouker's employment agreement.

         (6) In exchange for part of this cash payment Mr. Zicher surrendered
6,667 of stock options.

         In August 1997, ICTS, as part of a group consisting of Leedan Systems and Properties Enterprises (1993) Ltd. and Rogosin Development and Holdings Ltd.
("Rogosin"), each at the time, an affiliate of Leedan, invested in a joint venture, Bilu Investments Ltd. ("Bilu"). Bilu is engaged in the financing of real estate projects in Israel, primarily in the residential market. In consideration for a 9.3% equity interest in Bilu, ICTS contributed $259,000 and has guaranteed $2,915,000 of debt obligations of Bilu. In 2000 Bilu issued 25% of its shares to an unaffiliated party in consideration for an equity investment of US $2,000,000 and the provision of guarantees for debt obligations of Bilu in an amount of US $3,800,000. As a result , ICTS's equity interest in Bilu has been diluted to 7% and ICTS's guarantee was reduced to $2,515,000 of which $700,000 is on behalf of each of Leedan and Rogosin, respectively. Rogosin became an unaffiliated party in 2002. (See Note 6(e) to the financial statements).

         In connection with release of certain guarantees of various debt obligations of a third party procured by ICTS in 1997, in 2000 ICTS purchased from unaffiliated parties a debenture bearing interest at 10% per annum, due November 26, 2004, issued by Pioneer. This debenture is guaranteed by Leedan, an affiliate of the Estate of Ezra Harel and Mr. Atzmon.
The balance at the end of 2003 at $1.4 million is the highest during 2003.
from unaffiliated parties a $1,000,000 debenture bearing interest at 10% per annum, due November 26, 2004, issued by Pioneer. This debenture is guaranteed by Leedan, an affiliate of the Estate of Ezra Harel and Mr. Atzmon.

         In July 2000, each of ICTS and ICTS Tourist Attractions Ltd. ("ITA"), purchased 16 common shares for $16,000 each of Ramasso from Leedan, representing
40% each of the outstanding share capital of Ramasso. The remaining 20% shares in Ramasso are held by a company controlled by Leedan. ICTS provided loans to Ramasso from time to time aggregating approximately $3,000,000 bearing an annual interest rate of 4.25% which has no fixed repayment. Ramasso owns and operates, a Time Elevator in Rome, Italy. In April, 2003 the Company provided a financial institution that financed the Time Elevator in Rome, with a guaranty securing the repayment of such financing. At the time the guaranty was provided the amount of the financing provided by such financial institution to Time Elevator in Rome has been net 1,838,390 Euro's. (See Note 5(a)4 to the financial statements).The highest amount outstanding was $3.5 million at end of October
2003.

         In December 2000, ICTS exercised an option to purchase 100 common shares of ITA for $600,000, representing 10% of the outstanding share capital of ITA. On October 14, 2001, ICTS agreed to increase its investment in ITA under the following principal terms: (a) ICTS provided ITA with a $3,000,000 loan
[which released a $1,000,000 bank guaranty previously provided by ICTS in favor of ITA]; (b) ICTS was granted with a warrant to purchase 12% of ITA shares exercisable during a period of three years, at an exercise price that shall be determined according to an evaluation of ITA to be made by an independent consultant; (c) ICTS was granted [a right of first refusal] to establish and own, on its own account, any Time Elevator project to be initiated by ITA in the United States [and Europe]; (d) ITA will supervise and manage the establishment of such projects for a fee that shall be equal to 20% of the projects costs; (e)
ICTS has the option to acquire from ITA 20% of ITA's stake in each Time Elevator project of ITA in Europe for a period of two years from the start of such project; and (f) ITA has the option to acquire from ICTS 20% of ICTS's stake in each Time Elevator project of ICTS for a period of two years from the start of such project. The first project for which ICTS exercise its right of first refusal is in Atlantic City, New Jersey where ICTS is currently engaged in the establishment of the Time Elevator project. The second project in which ICTS exercised its right of first refusal, is in Baltimore, Maryland where ICTS is currently establishing a Time Elevator project. As of December 31, 2003, ICTS has invested $5,500,000 in the Atlantic City project and $4,400,000 in the Baltimore, Maryland project.ITA was entitled to receive a management fee of 20% for the services they provide in the development and construction of each of these projects. In 2003 the Company impaired a total of $7.5 million related to its investments in Atlantic City and Baltimore.

            On December 23, 2003 the Company through wholly owned subsidiaries purchased from ITA International Tourist Attractions, Ltd., ("ITA") certain assets owned by ITA and used by it in the development, establishment and operation of motion-based entertainment theaters. The assets purchased consist primarily of intangible property and certain equipment. ITA is a company in which principal shareholder of the Company owed in the aggregate in excess of 50% of the shares. The purchase price for the assets purchased was $5,429,151.00 out of which $5.2 million was allocated to goodwill. The purchase price was paid by set-off against certain debts owed by ITA to the Company, cash and notes. As a part of the transaction, certain agreements made between the Company and ITA in 2001 were terminated, with the result that the Company is no longer committed to involve ITA in its existing and future entertainment projects. Prior to entering into the transaction the Company obtained a fairness opinion as to the fairness of the consideration and the transaction to the Company. Subsequent to December 31, 2003, as a result of the poor results of the entertainment projects (see note 7e financial statements) and their impairment, management resolved to cease the development of this business and not to start the new projects in the foreseeable future. As a result, the company has written off the entire amount of the goodwill as above, and carried the loss from the impairment to results from operations in 2004.

            The Company currently operates a fully owned motion-based entertainment theater in Baltimore, MD and is establishing a new fully-owned multi-experience motion-based entertainment theater in Atlantic City, NJ scheduled to open by mid-2004. The Company is also a partner in a movie-based entertainment facility in Niagara Falls, NY.

            ITA is an Israeli based private company established in 1994 which has been engaged in the business of developing Time Elevators. Mr. Ezra Harel and the Azmon Family Trust were the principal shareholders of ITA.

            On July 24, 2001, ICTS, through an assignment from Noaz Management
Company, invested $400,000 in Artlink Inc, a company with expertise in curating and producing art exhibits, servicing and representing young artists. Mr. Ezra
Harel was a principal shareholder of Noaz Management Company.

            During 2001 and 2002 ICTS provided loans to Leedan aggregating approximately $3.6 million bearing interest at libor plus 3%. The loans were repaid in the first half of 2003.This was the highest outstanding balance during 2003.

            During the period from April to September 2002, ICTS purchased
4,106,895 shares of Inksure Technologies Inc. ("Inksure"), which represents
34.3% of Inksure's outstanding shares for a purchase price of $5,986,000. In
October 2002, Mr. Elie Housman, the Chairman of the Board of Inksure, was appointed to the ICTS Supervisory Board. Mr. Getter and Mr. Sass, members of the ICTS Supervisory Board and our directors were elected to the Board of Inksure.
Messrs. Housman, Getter and Sass, as well as an entity assoicated with the Atzmon Family Trust, own shares and warrants in Inksure. In addition, Messrs.
Housman, Getter and Sass hold options to purchase Inksure securities. Inksure develops, markets and sells customized authentications systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. In March 2004 the Company participated in Inksure's private placement purchasing 544,118 additional shares at an aggregate purchase price of $370,000. The Company owns approximately 36% of the outstanding shares of Inksure.

            During 1998, ICTS purchased 150,000 shares of common stock of Pioneer from Leedan for a purchase price of $5.00 per share. Pioneer is a sister corporation through common ownership through Harmony. ICTS purchased 29,000 additional shares on October 10, 2001 at $2.25 per share. In addition, on February 1, 2002, ICTS subscribed for an additional 260,000 shares at $2.00 per share. In January 2003, ICTS purchased 235,300 shares of common stock of Pioneer
Commercial Funding Corp. at a purchase price of $0.90 per share in a private placement. Mr. Albert Nissim, the secretary and member of the ICTS Supervisory
Board is the president and a Chairman of Pioneer, Lynda Davey, a member of the ICTS Supervisory Board was a director of Pioneer and David W. Sass, a member of the ICTS Supervisory Board is secretary of Pioneer and currently a director of that company along with Mr. Boaz Hreal and M. Albert Nissim. The Estate of Ezra
Harel and the Atzmon Family Trust are also principal shareholders of Pioneer.

Item 8. Financial Information

Consolidated Statements and Other Financial Information.

  See pages F-1 through F- 49 incorporated herein by reference.

Legal Proceedings

         As a result of the September 11th terrorists attacks numerous lawsuits have commenced against Huntleigh and ICTS. Huntleigh has been named in 51 lawsuits and ICTS in 51 lawsuits All of the cases were filed in the United
States District Court, Southern District of New York. The cases arise out of
Huntleigh's airport security service for United Flight 175 out of Logan Airport in Boston, Massachusetts. All of the cases involve wrongful death except one which involves property damage. The cases are in their early stages.

         Although these are the only claims brought against Huntleigh and ICTS with respect to the terrorist attacks of September 11, 2001, Huntleigh and ICTS anticipate additional related claims. See " Risk Factors-Potential For Liability
Claims."

         Under current legislation Huntleigh and one other security company entered into agreements with the TSA have their liability limited to the amount of insurance coverage that they carry. The legislation applies to Huntleigh, but not ICTS.

         The Company has commenced an action against the U.S. Government with regard to the Fifth Amendment rights relating to the taking of its business.

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

Significant Changes.

None

Item 9. The Offer and Listing

       ICTS's shares of common stock have traded on the NASDAQ National Market since 1996 under the symbol ICTS.

The reported high and low sales prices per share during the years ending
December 31, 2001, 2002 and 2003 as reported on NASDAQ were as follows:

     The reported high and low closing sales prices per share during each quarter as reported on NASDAQ were as follows:

          2001:                             High....Low
                                            ----    ---
                  First quarter             $7.81...$5.75
                  Second quarter             7.55..  4.75
                  Third quarter             10.60... 4.00
                  Fourth quarter            11.59... 6.51


          2002:                             High....Low
                                            ----    ---
                  First quarter             $7.75...$6.71
                  Second quarter            10.20... 6.04
                  Third quarter              7.72..  5.00
                  Fourth quarter             8.62..  4.91

         2003:                              High....Low
                                            ----    ---
                  First quarter             $6.14...$5.08
                  Second quarter             5.10    3.99
                  Third quarter              4.42    3.12
                  Fourth quarter             3.63    2.49

         2004:                              High....Low
                                            ----    ---
                  First quarter             $3.98   $3.03
                  Second quarter            $8.42...$3.25

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

         Repurchase and Cancellation of Shares

         The Company may repurchase its common shares, subject to compliance with the requirements of certain laws of The Netherlands (and provided the aggregate nominal value of the Company's common shares acquired by it at any one time amounts to no more than one-tenth of its issued share capital). Common shares owned by the Company may not be voted or counted for quorum purposes. Any such purchases are subject to the approval of the Supervisory Board and the authorization of the general meeting of shareholders. Authorization is not effective for more than 18 months. The Company may resell shares it purchases.
Upon a proposal of the Management Board and approval of the Supervisory Board, the Company's shareholders at the general meeting shall have the power to decide to cancel shares acquired by the Company or to reduce the nominal value of the common shares. Any such proposal is subject to general requirements of Netherlands law with respect to reduction of share capital.

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

         Taxation

         United States Federal Income Tax Consequences

         The following discussion summarizes the material anticipated U.S.
federal income tax consequences of the acquisition, ownership and disposition of shares by a U.S. Holder (as defined below). This summary deals only with shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors some of which (such as tax-exempt entities, banks, broker-dealers, investors who hold shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. This summary does not deal with the tax consequences for U.S. Holders who own at any time directly or indirectly through certain related parties 10% or more of the voting stock or nominal paid-in capital of the Company.

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

         As used herein, the term `U.S. Holder' means a beneficial owner of shares that is (I) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United
States federal income taxation regardless of its source.

         The summary is based on the Internal Revenue Code of 1986, as amended
(the `Code'), judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, changes to any of which after the date of this Annual Report on Form 20-F could apply on a retroactive basis and affect the tax consequences described herein.

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

           Foreign Personal Holding Companies

         The Company or any of its non-US subsidiaries may be classified as a `foreign personal holding company' (`FPHC') if in any taxable year five or fewer persons who are U.S. citizens or residents own (directly or constructively after the application of certain attribution rules) more than 50% of the Company's stock (a `US Group') and more than 60% of the gross income of the Company or of any subsidiary consists of passive income for purposes of the FPHC rules. There is a look-through rule for dividends and interest received from related persons.
Accordingly, dividends and interest received by the Company from its subsidiaries will be re-characterized based on the income of the subsidiaries.

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

         Participation exemption

         In addition, all income of ICTS arising from dividends paid by its subsidiaries or affiliates or capital gains from the sale of its shares in subsidiaries or affiliates is exempt from corporate income tax in the Netherlands if the following conditions are fulfilled: (i) ICTS must hold at least 5% of the nominal paid-in capital of the subsidiary or affiliate, (ii) the subsidiary or affiliate must be an operating company, (iii) the subsidiary or affiliate must be subject to taxation of its profits in its jurisdiction of incorporation or residence and (iv) for non-European Community subsidiaries or affiliates or for European Community subsidiaries or affiliates in which ICTS owns less than 25% of the nominal paid-in capital, as well as for larger shareholdings if the EU company is to benefit from the participation exemption, ICTS must not hold the shares in the subsidiary or the affiliate merely as a portfolio investment (which is deemed to be the case if the activities of the subsidiary or affiliate consist mainly of the financing (directly or indirectly) entities related to ICTS or assets of such entities). Furthermore, the participation is denied if 70 percent or more of the assets of any participation would consist of interests in companies which would not be considered qualifying participations if the interests would have been directly held by ICTS. The participation exemption will also be excluded for participations in EU companies with foreign branches if the branches would not have been exempted in case they would have been held directly by ICTS.

           Consequently, income of ICTS arising from dividends paid by its subsidiaries or affiliates or capital gains from the sale of its shares in its subsidiaries or affiliates may be exempt from corporate income tax in the Netherlands.

         Limitations on set-off of losses

         As from 1 January 2004, new rules have been introduced that may affect the carry forward of losses of prior years against profits made in 2004 and subsequent years. Generally, the new rules provide that, if the activities of a company for the entire year entirely or almost entirely (i.e. 90%) consist(ed) for 90% or more of the holding of participations or (in)directly financing related companies, losses resulting from these activities can only be set off against:

1. the profits of years in which the activities of the taxpayer for (almost) the entire year also (almost) entirely consisted of the holding of participations or (in)directly financing of related companies; and
2. the book value of debt claims on related companies less the book value of debts to these companies in (almost) the entire year does not exceed the book value of other comparable debts less the book value of other comparable debts at the end of the year in which the loss was realized.

         The new rules clarify that the activities of a company will not be deemed to be (almost) entirely consisting of the holding of participations or
(in)directly financing related companies if at least 25 employees are engaged in other activities on a full-time basis.

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

Documents on display

The Company is subject to the informational requirements of the Securities
Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission (`SEC'). These materials may be inspected at the Company's office in Amstelveen, The Netherlands.. Documents filed with the SEC may also be read and copied at the SEC's public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

 Subsidiary Information

         Not applicable

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - Only applies to companies operations outside the USA. In 2003 about 90 percent of the Companies revenues were derived in the USA.

See financial statements Note 17.

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

Item 16A.  Audit Committee Financial Experts

The  financial  expert and  Chairman  of the Audit  Committee  is Mr.  Philip M.
Getter. Mr. Getter is an independent Director and has no relationship with management.

Item 16B.  Code of Ethics

The Company has adopted a Code of Ethics for principals executive officers and senior financial officers.

         Item 16C.         Principal Accountant Fees and Services

         Auditors' fees for the year 2003 were the following:

Audit fees
Audit fees                                          $452,544
Audit related fees                                    $  685
Sub total                                           $453,229
Non-Audit services:
Tax fees                                            $104,527

Total fees                                          $557,756


                                                                    PART III
         Item 17. Financial Statements
                  See Item 18.
         Item 18. Financial Statements
         Report of Independent Auditors
         Consolidated Financial Statements:
         Consolidated Balance Sheets
         Consolidated Statements of Operations
         and Comprehensive Income
         Consolidated Statements of Changes in
         Shareholders' Equity               ........
         Consolidated of Statements of Cash Flows...
         Notes to Consolidated Financial Statements.

         Item 19.  Exhibits
         1.       Articles of Association of the Company.*

         2.       Specimen of the Company's Common Stock.*

         3.       Code of Ethics for Principal Executive Officers and
                  Senior Financial Officers

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

                             ICTS INTERNATIONAL N.V.
                               2003 ANNUAL REPORT

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




                                                                                                     Page
Report of independent auditors                                                                    F-2 - F-3
Consolidated financial statements:
    Consolidated balance sheets                                                                   F-4 - F-5
    Consolidated statements of operations and comprehensive income (loss)                            F-6
    Consolidated statements of changes in shareholders' equity                                       F-7
    Consolidated statements of cash flows                                                          F-8- F-9
Notes to consolidated financial statements                                                       F-10 - F-50


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

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
ICTS INTERNATIONAL N.V.

We  have  audited  the   accompanying   consolidated   balance  sheets  of  ICTS
International  N.V. (the "Company") and its subsidiaries as of December 31, 2003
and  2002,   and  the  related   consolidated   statements  of  operations   and
comprehensive income, changes in shareholders'equity and cash flows for each of the  three  years  in the  period  ended  December  31,  2003.  These  financial statements  are the  responsibility  of the  Company'  board of  directors  and management.  Our  responsibility  is to express  an  opinion on these  financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation, constitute approximately 2% of total consolidated assets as of December 2002, and whose revenues included in consolidation constitute approximately 0.3% and 14% of total consolidated revenues for the years ended December 31, 2002 and 2001 respectively. We did not audit the financial statements of certain associated companies, the Company's investment in which, as reflected in the balance sheets as of December 31, 2003 and 2002 is $4 million and $9.6 million, respectively, and the Company's share in excess of losses over profits of which is a net amount of $1.7 million, $1.6 and $0.39 million in 2003, 2002 and 2001, respectively. The financial statements of the above subsidiaries and associated companies were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other independent auditors.

We conducted our audits in accordance  with the standards of the Public  Company
Accounting Oversight Board (United State) and auditing standards generally accepted in Israel, including those prescribed by the Israeli auditors (Mode of performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Supervisory board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and comprehensive income, the changes in their shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


Without qualifying our opinion, we draw attention to Note 14b(3), regarding a dispute between the company's subsidiary in the U.S.A. and the Transportation
Security Administration ("TSA"), with respect to the basis of calculation of payments for security services rendered in 2002, in respect of which, the TSA might be claiming refund of material amounts.

As  discussed in note 2g to the  consolidated  financial  statements,  effective
January 1, 2002, the Company changed its method of accounting for goodwill to conform with FASB Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets".



Tel Aviv, Israel                                                                      Kesselman & Kesselman
    July 14, 2004                                                             Certified Public Accountants (Isr.)

                                                        ICTS INTERNATIONAL N.V.
                                                      CONSOLIDATED BALANCE SHEETS
                                                (US $ in thousands, except share data)


                                                                                          December 31,
                                                                                       2003          2002
                                       A s s e t s
         CURRENT ASSETS:
             Cash and cash equivalents (note 2c)                                         $7,660       $32,465
             Restricted cash and short term investments (note 3)                          3,114        13,083
             Accounts receivable - trade                                                 13,798        15,628
             Short-term loan to a related party (note 19c)                                              3,738
             Prepaid expenses                                                             1,323         1,108
             Deferred income taxes (note 16b)                                               385         5,409
             Other current assets                                                         4,583         1,804
                                                                                        _______       _______
                    T o t a l  current assets                                            30,863        73,235
                                                                                        _______       _______
         INVESTMENTS:
             Investments in associated companies (note 5)                                 5,308         9,919
             Other investments (note 6)                                                  16,287         9,558
             Deferred income taxes (note 16b)                                                33            28
                                                                                        _______       _______
                                                                                         21,628        19,505
                                                                                        _______       _______
         PROPERTY AND EQUIPMENT (note 7):
             Cost                                                                        30,629        32,408
             Less - accumulated depreciation and amortization                             6,666         2,991
                                                                                        _______       _______
                                                                                         23,963        29,417
                                                                                        _______       _______
         GOODWILL (note 8)                                                                5,580         1,167
                                                                                        _______       _______
          OTHER ASSETS , net of
             accumulated amortization (note 9)                                            2,466         2,120
                                                                                        _______       _______
                    T o t a l  assets                                                   $84,500      $125,444
                                                                                        _______       _______
                                                                                        _______       _______



                                                                                                December 31,
                                                                                             2003          2002
                             Liabilities and shareholders' equity
       CURRENT LIABILITIES:
           Short-term bank credit (note 10)                                                   $4,387        $8,651
           Current maturities of long-term liabilities (note 12)                               2,752         2,097
           Accounts payable - trade                                                              964           975
           Liabilities for losses of associated companies (note 5)                             2,130
           Accrued expenses and other liabilities (note 11)                                   17,865        46,585
                                                                                             _______       _______
                  Total  current liabilities                                                  28,098        58,308
                                                                                             _______       _______
       LONG-TERM LIABILITIES:
           Accrued severance pay (note 13)                                                        90            78
           Deferred income taxes (note 16b)                                                       19
           Long-term liabilities, net of current maturities (note 12)                          9,332         5,680
                                                                                             _______       _______
                  T o t a l  long-term liabilities                                             9,441         5,758
                                                                                             _______       _______
       COMMITMENTS AND CONTINGENT
           LIABILITIES (note 14)
                                                                                             _______       _______
                  T o t a l  liabilities                                                      37,539        64,066
                                                                                             _______       _______
       SHAREHOLDERS' EQUITY:
          Share capital - shares of common stock, par value 0.45 Euro,
              December 31, 2003 and 2002:
              Authorized - 17,000,000 shares; issued and outstanding -
              6,672,980 shares.                                                                3,605         3,605
           Additional paid-in capital                                                         19,670        19,670
           Retained earnings                                                                  30,612        49,516
           Accumulated other comprehensive loss                                               (5,947)      (10,434)
                                                                                             _______       _______
                                                                                              47,940        62,357

       Treasury stock at cost - December 31, 2003 and 2002-159,880 shares                       (979)         (979)
                                                                                             _______       _______
                  Total  shareholders' equity                                                 46,961        61,378
                                                                                             _______       _______
                  Total  liabilities and shareholders' equity                                $84,500      $125,444
                                                                                             _______       _______
                                                                                             _______       _______



                         The accompanying notes are an integral part of the consolidated financial statements.


                                                        ICTS INTERNATIONAL N.V.
                                    CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                              (US $ in thousands, except per share data)

                                                                                        Year ended December 31,
                                                                                    2003           2002          2001

REVENUES (note 1b,c)                                                               $71,571       $279,931      $212,137
COST OF REVENUES                                                                    57,562        214,054       189,925
                                                                                   _______        _______       _______
GROSS PROFIT                                                                        14,009         65,877        22,212
SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES                                                                         9,216         25,636        19,461
IMPAIRMENT OF ASSETS (notes 7,8,9)                                                  14,352          9,156
CONTRACT SETTLEMENT EXPENSES (note 5a(3))                                            9,559
                                                                                   _______        _______       _______
OPERATING INCOME (LOSS)                                                            ( 9,559)        31,085         2,751
INTEREST INCOME                                                                      2,248          2,072         1,649
INTEREST EXPENSE                                                                    (1,222)        (1,678)       (1,637)
EXCHANGE DIFFERENCES                                                                  (242)         2,356         1,965
OTHER INCOME (EXPENSES), net (note 15)                                                (353)        41,229        29,520
                                                                                   _______        _______       _______
INCOME (LOSS) BEFORE TAXES ON INCOME                                               ( 9,128)        75,064        34,248
TAXES ON INCOME (note 16)                                                            3,115         16,442         4,919
                                                                                   _______        _______       _______
INCOME (LOSS) FROM OPERATIONS OF THE COMPANY
    AND ITS SUBSIDIARIES                                                           (12,243)        58,622        29,329
SHARE IN LOSSES OF ASSOCIATED
    COMPANIES - net (note 5)                                                        (6,661)        (1,807)         (395)
MINORITY INTERESTS IN PROFITS OF
    SUBSIDIARIES - net                                                                                           (2,736)
                                                                                   _______        _______       _______
NET INCOME (LOSS) FOR THE YEAR                                                    $(18,904)       $56,815       $26,198
                                                                                   _______        _______       _______
OTHER COMPREHENSIVE INCOME (LOSS):
    Translation adjustments                                                          3,456            710        (1,811)
    Unrealized gains (losses) on marketable securities                                 794            731          (345)
    Reclassification adjustment for losses for available for sale
        securities included in net income                                              237           (771)          368
                                                                                   _______        _______       _______
                                                                                     4,487            670        (1,788)
                                                                                   _______        _______       _______
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE
    YEAR                                                                          $(14,417)       $57,485       $24,410
                                                                                   _______        _______       _______
                                                                                   _______        _______       _______
EARNINGS (LOSSES) PER SHARE (note 20):
    Basic                                                                           $(2.90)         $8.85         $4.18
                                                                                   _______        _______       _______
                                                                                   _______        _______       _______
    Diluted                                                                         $(2.90)         $8.80         $4.09
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


                                               ICTS INTERNATIONAL N.V.
                              CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                        (US $ in thousands, except share data)



                                  Shares of common                                               Accumulated
                                      stock                Additional    Other                   other
                                    Number                  paid-in      capital      Retained   comprehensive   Treasury
                                    of shares    Amount     capital      surplus      earnings    loss            stock     Total

BALANCE AT JANUARY 1, 2001          6,248,869    $3,565      $19,102        $45       $14,824    $(9,316)      $(1,775)   $26,445
CHANGES DURING 2001:
  Stock options exercised              69,100        27          435                                                          462
                                                                                                                           _______
  Cost of acquisition of treasury     (18,902)                                                                    (132)      (132)
stock
                                                                                                                           _______
  Stock options exercised from
treasury
    Stock                              33,333                               (20)                                   187        167
                                                                                                                           _______
  Dividend                                                                                (14,092)                         (14,092)
                                                                                                                           _______
  Comprehensive income:
    Net income                                                                             26,198                           26,198
    Other comprehensive income
(loss):
      Translation adjustments                                                                         (1,811)               (1,811)
      Unrealized gains on marketable
       Securities                                                                                         23                   23
                                                                                                                            _______
      Total comprehensive income                                                                                            24,410
                                    ________   _______      _______    _______       _______        _______       _______   _______
BALANCE AT DECEMBER 31, 2001       6,332,400   13,592       19,537         25        26,930      * (11,104)      (1,720)   $37,260
                                   ________   _______      _______    _______       _______        _______        _______   _______
CHANGES DURING 2002:
  Stock options exercised             32,400       13          133                                                             146
                                                                                                                           _______
  Cost of acquisition of treasury   (120,000)                                                                      (907)      (907)
stock
                                                                                                                               ___
  Options issued to consultants                                           29                                                    29
(note 21)
                                                                                                                              _____
  Stock options exercised from
treasury
    Stock                            268,300                            (54)          (36)                           1,648    1,558
                                                                                                                             ______
  Dividend                                                                         (34,193)                                 (34,193)
                                                                                                                            _______
  Comprehensive income:
    Net income                                                                      56,815                                  56,815
    Other comprehensive income
(loss):
      Translation adjustments                                                                           710                    710
      Unrealized losses on marketable
       Securities                                                                                       (40)                   (40)
                                                                                                                            _______
      Total comprehensive income                                                                                            57,485
                                   ________   _______      _______    _______       _______        _______        _______   _______
BALANCE AT DECEMBER 31, 2002      6,513,100     3,605       19,670        --        49,516      * (10,434)         (979)   $61,378
                                   ________   _______      _______    _______       _______        _______        _______   _______
CHANGES DURING 2003:

  Comprehensive loss:
    Loss                                                                           (18,904)                                (18,904)
    Other comprehensive income:
      Translation adjustments                                                                              3,456            3,456
      Unrealized gains on marketable
       Securities                                                                                          1,031            1,031
                                                                                                                            ______
      Total comprehensive loss                                                                                            (14,417)
                                  ________   _______      _______    _______       _______        _______        _______   _______
BALANCE AT DECEMBER 31, 2003     6,513,100    $3,605      $19,670        --       $30,612       $*(5,947)        $(979)   $46,961
                                  ________   _______      _______    _______       _______        _______        _______   _______

* Composed as follows:
                                                                                       December 31,
                                                                             2003          2002          2001
    Cumulative translation adjustments                                       $(6,677)     $(10,133)     $(10,843)
    Cumulative unrealized gains (losses) on marketable securities                730          (301)         (261)
                                                                             _______       _______       _______
                                                                             $(5,947)     $(10,434)     $(11,104)
                                                                             _______       _______       _______

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                       (Continued) - 1
                                               ICTS INTERNATIONAL N.V.
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 (US $ in thousands)

                                                                                            Year ended December 31,
                                                                                     2003           2002            2001
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss) for the year                                                $(18,904)       $56,815       $26,198
    Adjustments to reconcile net income to net cash provided by
       (used in) operating activities:
       Depreciation and amortization.                                                3,417          1,481         2,105
       Impairment of  assets                                                        14,352          9,156
              Loss on contract settlement                                            5,266
       Deferred income taxes                                                         5,047         (4,273)          (84)
       Increase (decrease) in accrued severance pay                                      6             (9)            8
       Options to service providers and consultants                                                    29
       Capital loss (gain) on fixed assets                                               6             (3)          550
       Gain on sale  of the investment in ICTS Europe                                             (42,797)      (34,260)
       Realized loss (gain) on sale of other investments                                             (108)       (1,232)
       Unrealized profit on sale of APS                                                                            (468)
        Realized loss (gain) on marketable securities                                 (737)            89           780
        Revaluation of short term deposits                                                            (33)
       Write off of loans                                                                                           334
       Write off of Investments and impairment of investment                           400          1,672         4,489
       Minority interests                                                                                         2,736
       Share in losses of associated companies                                       6,661          2,036           395
       Interest from other long-term investments (derivative)                          (31)           (52)
              Interest on a loan to associated company                                (100)
       Changes in operating assets and liabilities:
           Accounts receivable                                                       2,097          8,784       (13,768)
           Other current assets and prepaid expenses                                (2,436)           469        (1,248)
           Accounts payable                                                            (44)           139         1,441
           Accrued expenses and other liabilities                                  (28,852)        28,230        13,011
                                                                                    ______         ______        ______
    Net cash provided by (used in) operating activities                            (19,118)        61,625           987
                                                                                    ______         ______        ______
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of equipment and construction of entertainment projects                (7,895)       (20,346)       (1,564)
    Acquisitions of subsidiaries and operations (a)                                   (711)        (1,273)
    Associated companies - acquisition of shares and granting of loans              (2,109)        (8,448)       (3,524)
    Acquisition of the 20% minority share in subsidiary                                                          (1,900)
    Other investments                                                               (5,202)        (9,050)       (2,100)
    Proceeds from sale of equipment                                                     92            508           557
    Proceeds from sale  of investment in ICTS Europe, net                                          49,387        38,420
    Cash in subsidiary excluded from consolidation                                                               (7,388)
    Proceeds from sale of associated company                                                                      2,000
    Proceeds from sale of other investments                                          1,000          1,458            79
    Long term loans granted to a related party                                                     (1,500)       (2,219)
       Repayment of long term loans granted to related parties                       3,700
    Decrease (increase) of time deposits and restricted cash                         4,735         (8,154)
    Purchase of marketable securities available for sale                                           (3,309)       (1,235)
    Proceeds from sale of marketable securities available for sale                   3,726            318           388
    Proceeds from sale of short-term investments                                                        7         2,031
    Decrease (increase) in other assets                                               (579)            78           (19)
                                                                                    ______         ______        ______
    Net cash provided by (used in) investing activities                             (3,243)          (324)       23,526
                                                                                    ______         ______        ______
CASH FLOWS FROM FINANCING ACTIVITIES:
    Stock options exercised                                                                         1,704           629
    Cost of acquisition of treasury stock                                                            (907)         (132)
    Dividend paid                                                                                 (34,193)      (14,092)
    Long-term loan received                                                          4,113                       51,078
    Repayments of long-term liabilities                                             (2,266)       (16,249)      (51,282)
    Net increase (decrease) in short-term bank credit                               (4,270)         3,587         3,287
                                                                                    ______         ______        ______
    Net cash used in financing activities                                           (2,423)       (46,058)      (10,512)
                                                                                    ______         ______        ______
EFFECT OF CHANGES IN FOREIGN CURRENCY
    EXCHANGE RATES ON CASH AND CASH EQUIVALENTS                                        (21)          (192)       (2,893)
                                                                                    ______         ______        ______
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                   (24,805)        15,051        11,108
BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING OF YEAR                                                            32,465         17,414         6,306
                                                                                    ______         ______        ______
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $7,660        $32,465       $17,414
                                                                                    ______         ______        ______
                                                                                    ______         ______        ______

                                               ICTS INTERNATIONAL N.V.
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 (US $ in thousands)



                                                                                     Year ended December 31,
                                                                                2003          2002          2001
SUPPLEMENTAL DISCLOSURES OF CASH
    FLOW ACTIVITIES:
    Cash paid during the year for:
    Interest                                                                       $578         $906        $1,199
                                                                                _______       ______        ______
    Taxes on income                                                              $5,679      $19,876        $2,548
                                                                                _______      _______       _______
SUPPLEMENTAL DISCLOSURES OF NON-CASH
    INVESTING AND FINANCING ACTIVITIES:
    Investment in Subsidiary (note 4b)                                                          $589
                                                                                             _______
    Purchase of  equipment (note 7d)                                                          $8,500
                                                                                             _______


                                                                             Year ended December 31,
                                                                                2003         2002
(a) Acquisitions of subsidiaries and operations (see notes 4 and 5a(3)):
       Assets and liabilities of the subsidiaries and operations
         acquired at date of acquisition, net of cash acquired:
           Working capital, excluding cash and cash equivalents                                $410
           Property, equipment and investments                                   $163           183
              Intangible assets                                                               2,701
           Accrued severance pay                                                                 (3)
                                                                             _______          _______
                                                                                  163         3,291
       Goodwill                                                                 5,266         1,181
       Less:
         Carrying amount of investments in those companies
           prior to consolidation                                                            (2,610)
         Long term liabilities - issuance of notes                             (1,176)
         Loan, including interest thereon, which was granted
           in the past and waived                                              (3,542)
                                                                             _______         _______
                                                                                  711         1,862
       Less- non-cash investment                                                                589
                                                                             _______         _______
                                                                                 $711        $1,273

                The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - GENERAL

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

             b.   Effect  of the  events  of  September  11,  2001 and  Aviation  and  Transportation
                  Security Act

                  On November  19,  2001,  as a result of the events of  September  11,  2001,  the
                  Aviation  and  Transportation  Security Act was signed into law. The Aviation and
                  Transportation  Security Act made airport security  including  security screening operations for passenger air  transportation  and intrastate air transportation a direct  responsibility of the Federal government as administered by the TSA. As a result, in accordance with a contract signed with the TSA ("TSA  Contract"),  the
                  Company has  provided  screening  services in its  airport  locations  during the
                  transition   period  through   November  2002,  when  all  such  activities  were
                  transferred  to the TSA.  Through  December  31,  2002,  the Company has recorded revenues  of  approximately  $205  million  from  the  TSA.  As a  result  of the foregoing  the  Company  closed  certain  locations  and  dismissed  part  of its employees.  Closure and  severance  expenses in the amount of $27.3  million were included in  operating  expenses of 2002.  As to the dispute with the TSA, see note 14b(3).

                  During 2003, the  Department of Labor in the US ("DOL")  finalized its audit of the
                  Company's  subsidiary  concerning  the pay rates used to  compensate  employees for services rendered  pursuant to the TSA Contract.  The DOL concluded that in certain instances,  employees  had not been paid the correct  base rate,  fringe  benefits, vacation  and holiday pay by the  subsidiary.  As of December  31, 2003 a liability
                  relating  to  the  audit  of  approximately   $7.2  million  was  recorded  in  the
                  consolidated financial statements.

                  The TSA Contract  indicates that the Company will receive  notification  in writing at  least  30  calendar  days  in  advance  of a  location  transition.  Under  the provisions of the Worker  Adjustment  and  Retraining  Notification  Act (the "WARN
                  Act"),  the  Company  is  required  to  give 60 days  written  notification  to its employees of an involuntary  termination.  At December 31, 2002 and throughout most of fiscal 2003,  management estimated the Company's liability under the WARN Act to approximate $18.9 million, which had been

NOTE 1 - GENERAL (continued)

                   recorded by the Company in cost of  revenues in 2002.  However,  during the fourth quarter  of fiscal  2003,  the  Company  obtained  a legal  letter  from an outside counsel  indicating  that the Company  may have  meritorious  defenses  against the payment of a  substantial  portion  of the  recorded  accrual.  Based on the points noted in the legal  letter  and given  the fact that no claims  have been  filed to date by former employees seeking  compensation  under the WARN Act provisions,  the
                  Company  reviewed its  original  estimate  and reduced the  estimated  liability to approximately  $1.1  million at December  31, 2003 by recording a credit to cost of revenues in 2003 of approximately  $17.8 million.  The Company is still pursuing an exemption  from the U.S.  Federal  government for all or a portion of the liability under the WARN Act;  however,  at December 31, 2003, no exemption has been received nor has the  Company  obtained  an  opinion  from its  legal  counsel  that such an exemption is probable.

                  As to the other outstanding issues, see note 14b(3).

             c.   Sale of ICTS Europe Holding B.V. ("ICTS Europe"):

                 1) On October 5, 2000,  the Company  entered into a share  purchase  agreement  (the
                 "Share  Purchase  Agreement")  with Fraport AG  ("Fraport"),  whereby Fraport was to acquire,  in two  stages of 45% and 55% in 2001 and 2002,  respectively,  the shares of ICTS Europe.
                     As a result of the sale, the Company has fully  divested  itself of its European operations  except  for  the  operations  of  the  Company's  subsidiary  in the
                     Netherlands   and  countries  that  were  formerly  part  of  the  Soviet  Union
                     republics,   including   Russia,   and   Kazakhstan,   and  took  upon   certain
                     restrictions on its operations, see note14c.

                     The  capital  gains  on  these  sales,   net  of  transaction   expenses,   were
                     approximately  $42 million  and $34  million,  and were  included  among  "other income" in the first quarters of 2002 and 2001, respectively.

                     As a result of the sale,  as above,  and  under its  provisions,  ICTS  could no longer  exercise  control over ICTS Europe.  Therefore,  as of December 31, 2001
                     ICTS  Europe's  assets  and  liabilities   were  excluded  from   consolidation;
                     however,  the 2001  consolidated  results of  operations  include the results of
                     ICTS Europe through December 31, 2001.

                  2) The following  table presents the operating data of ICTS Europe  included in the financial statements:
                                                                              Year ended December
                                                                                      31,
                                                                             -----------------------
                                                                                      2001

                          Revenues                                                   113,088
                                                                                     _______
                          Gross profit                                                13,253
                                                                                     _______
                          Operating income                                            8,418
                                                                                     _______
                          Net income                                                  4,166
                                                                                     _______


NOTE 1 - GENERAL (continued)

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

             The significant accounting policies are as follows:

             a.   Functional and reporting currency

                  The  accompanying  financial  statements  have  been  prepared  in  U.S.  dollars
                  ("dollars"  or  "$").  As of  January  1,  2002,  subsequent  to the  sale of the
                  Company's European activities,  (see note 1c),  substantially all of the revenues of ICTS  and its U.S.  operations  are  received,  and  substantially  all of its operating costs are incurred in dollars.  Therefore,  the functional  currency of
                  ICTS and its U.S.  operations  is the dollar  (prior to January 1, 2002 the Dutch
                  Guilder was the functional currency of the Company).  The financial statements of subsidiaries  whose  functional  currency is not the dollar are  translated  into dollars in  accordance  with the  principles  set forth in Statement of Financial
                  Accounting  Standards ("FAS") No. 52 of the Financial  Accounting Standards Board
                  of the USA  ("FASB).  Assets  and  liabilities  are  translated  from the  local currencies to dollars at year-end  exchange  rates.  Income and expense items are translated at average exchange rates during the year.

                  Gains or losses resulting from  translation are included as a separate  component of other  comprehensive  income (loss).  Cumulative  translation  adjustments are
                  reflected  as  a  separate  component  of  shareholders'   equity,  under  other
                  comprehensive income (loss).

                  Until  December 31, 2001, the  functional  currency of ICTS and its  subsidiaries was the local currency in which the entity operated.  The financial statements of
                  ICTS  and  its  subsidiaries,  in  which  the  dollar  was not  their  functional currency,  were  translated  into dollars in accordance  with the  principles set forth in FAS 52.

                  The Company accounted for the change of the functional currency  prospectively as from January 1, 2002.



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

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

             d.   Marketable securities and other investments:

                  1)   Marketable securities

                       The Company  classifies  its existing  marketable  securities  in accordance with the provisions of FAS 115,  "Accounting for Certain Investments in Debt
                       and Equity  Securities",  as  available-for-sale.  Securities  classified as available-for-sale  are reported at fair value (which is is determined based upon the quoted  market  prices) with  unrealized  gains and losses,  net of
                       related  tax,  recorded  as  a  separate   component  of  accumulated  other
                       comprehensive  income (loss) in shareholders'  equity until realized.  Gains and losses on  securities  sold are  included  in interest  income.  For all investment  securities,  unrealized losses that are other than temporary are recognized  in the  income  statement.  The  Company  does  not  hold  these securities for speculative or trading purposes. See also note 6b and 6c.

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


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

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

             g.   Goodwill

                  On January  1,  2002,  the  Company  adopted  FAS No.  142,  "Goodwill  and Other
                  Intangible  Assets".  Pursuant to FAS 142  goodwill is no longer  amortized  but rather tested for impairment at least annually.

                  Prior to January 1, 2002 goodwill was amortized by the straight-line  method over the period of 20 years, see also note 8b.

                  The  Company  identified  its  various  reporting  units,  which  consist  of its operating  segments.  The Company has utilized  expected  future  discounted cash flows to  determine  the fair  value  of the  reporting  units  and  whether  any impairment of goodwill existed as of the date of adoption.

                  The Company  has  selected  December 31 of each year as the date on which it will perform its annual goodwill  impairment test. As of December 31, 2003 goodwill of
                  $797 relating to the other operating segment was written off (see note 4b). As to goodwill in an amount of $5,266 written-off subsequent to December 31, 2003 see
                  Note 5a3).

                  In  addition  to the  annual  impairment  test  and as a  result  of the  imposed transfer of the aviation  security  operations  to the TSA in November  2002 (see note 1b), the Company performed interim  impairment tests, based on expected cash flows from the TSA  Contract,  on the  goodwill  relating to its U.S.A  reporting unit. The interim  impairment test performed as of September 30, 2002 resulted in an impairment  and the company wrote off the balance of the goodwill in an amount of $8,484 in 2002.

             h.   Other assets and Intangible assets

                  The intangible  asset  pertaining to customer  relationships  is being  amortized over 10 years.  Technology is being  amortized  over 3 years and presented net of write down in value. See note 9.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

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

             j.   Treasury stock

                  The treasury  stock was acquired by the Company for issuance upon the exercise of options  issued under the employee  option plan.  The treasury stock is presented as a reduction of shareholders'  equity,  at its cost. Gains on the sale of these shares,  net of losses and of the related tax, are recorded  under "other capital surplus".

             k.   Revenue recognition

                  Revenue from services is  recognized  when services are rendered to the Company's customers,  based on terms contained in a contractual  arrangement,  provided the fee is fixed and  determinable,  the services have been rendered,  and collection of the related receivable is reasonably assured.

                  Revenue from leased equipment is recognized ratably over the lease term.

             l.   Earnings (losses) per share ("EPS"):

                  1)   Basic EPS is computed by dividing net income (loss) by the weighted  average number of shares  of common  stock  outstanding  during  each  year,  net of treasury stock.

                  2)   Diluted EPS is computed by  dividing  net income  (loss) by the  weighted average  number of shares  outstanding  during the year,  net of treasury stock,  taking into account the potential  dilution that could occur upon the  exercise of options  granted  under stock  options  plan,  using the treasury stock method.

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


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

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

             n.   Concentrations of credit risks - allowance for doubtful accounts
                  The Company and its  subsidiaries  operate  mostly in the  aviation  industry.  The
                  Company  renders  services  to a large  number  of  airline  companies  to which it provides  credit,  with  no  collateral.  Due to  the  slow-down  in  the  aviation industry,  (see also note 1b),  some airline  companies  may have  difficulties  in meeting their financial  obligations.  This could have a material adverse effect on the  Company's  business.  The Company and its  subsidiaries  regularly  review the credit worthiness of their customers and determine the credit line, if any.
                  The allowance for doubtful  accounts is determined  for specific  debts doubtful of collection.  The bad debts expenses  (collection)  were $(264),  $5,297 and $684 in
                  2003, 2002, and 2001 respectively.

o.       Advertising costs

                  These costs are expensed as incurred. Advertising costs in, 2003 were $552 (in
                  2002 and 2001 there were no advertising costs).

p.       Stock based compensation:

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

                 NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

                  The following  table  illustrates the effect on net income and earnings per share assuming  the  Company  had  applied  the fair value  recognition  provisions  of
                  FAS 123 to stock-based employee compensation:

                                                                                       Year ended December 31,
                                                                                   2003          2002           2001
                                                                                             in thousands
                                                                              ----------------------------------------
                                                                                       (except per share data)
                  Net income as reported                                           $(18,904)      $56,815       $26,198
                  Add: stock based employee compensation expenses,
                        included in reported net income                                   -             -             -
                  Deduct: stock based employee compensation expenses
                        determined under fair value method for all awards               (27)         (493)         (809)
                                                                                    _______       _______         _______
                  Pro-forma net income                                             $(18,931)      $56,322       $25,389
                                                                                    _______       _______        _______
                  Earnings (losses)  per share:
                        Basic - as reported                                          (2.90)         8.85          4.18
                                                                                    _______       _______       _______

                        Basic  - pro-forma                                           (2.91)         8.77          4.05
                                                                                    _______       _______       _______
                        Diluted - as reported                                        (2.90)         8.80          4.09
                                                                                    _______       _______        _______
                        Diluted - pro-forma                                          (2.91)         8.73          3.96
                                                                                    _______       _______       _______


                  2)   Non-employee stock based compensation

                       The Company  accounts  for options  granted to  non-employees  in exchange for services  received,  using  the fair  value  based  method  of  accounting  as prescribed by FAS 123, based on the fair value of the options granted.

             q.   Comprehensive Income (loss)

                  In addition to net income,  other  comprehensive  income (loss) includes unrealized
                  gains  and  losses  on  available-for-sale   securities  and  currency  translation
                  adjustments of non-dollar currency financial statements of investee companies.

             r.   Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued  Statement on Financial  Accounting  Standards No.
146  ("SFAS  146"),  Accounting  for  Costs  Associated  with  Exit or  Disposal
Activities. SFAS 146 provides guidance on the financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging
Issues Task Force Issue No. 94-3,  Liability  Recognition  for Certain  Employee
Termination  Benefits  and Other  Costs to Exit an Activity  (including  Certain
Costs Incurred in a Restructuring). The Company's adoption of SFAS 146 during the current fiscal year did not have a material impact on the Company's financial statements as no new restructuring activity has occurred since the Company's adoption of SFAS 146.

 NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

             s.   Recently issued accounting pronouncements

                  1)   In December 2003, the FASB issued SFAS No. 132 (revised  2003),  "Employers'
                       Disclosures about Pensions and Other Postretirement  Benefits,  an amendment of FASB  Statements No. 87, 88 and 106, and a revision of FASB Statement No.
                       132  ("FAS  132  (revised   2003)")".   This  Statement  revises  employers'
                       disclosures about pension plans and other  postretirement  benefit plans. It does not change the  measurement  or  recognition  of those  plans.  The new rules require  additional  disclosures about the assets,  obligations,  cash flows,  and net periodic  benefit cost of defined  benefit pension plans and other postretirement benefit plans.
                       Part of the new  disclosures  provisions  are  effective  for 2003  calendar year-end  financial  statements,  and  accordingly  have been applied by the company  in  these  consolidated  financial  statements.  The  rest  of  the provisions  of this  Statement,  which  have a  later  effective  date,  are currently being evaluated by the company.

                  2)   In May 2003, the FASB issued FAS No. 150,  "Accounting for Certain Financial
                       Instruments with  Characteristics of both Liabilities and Equity" (FAS 150).
                       FAS 150  establishes  standards  for how an issuer  classifies  and measures certain financial  instruments with  characteristics of both liabilities and equity.  FAS 150 is  effective  for  financial  instruments  entered into or modified after May 31, 2003, and otherwise (except for certain  instruments)
                       is effective at the beginning of the first interim  period  beginning  after
                       June 15, 2003. Effective July 1, 2003, the Company adopted FAS 150.
                       The  adoption  of FAS 150 did not have a  material  effect on the  company's financial position or results of operations.

                  3)   In January 2003, the FASB issued FASB  Interpretation  No. 46,  "Consolidation  of
                       Variable  Interest  Entities" (FIN 46). Under FIN 46,  entities are separated into two  categories:  (1) those  for  which  voting  interests  are used to  determine consolidation  (this is the most  common  classification)  and (2) those for which variable  interests  are used to determine  consolidation.  FIN 46 explains how to identify  Variable  Interest  Entities ("VIE"s) and how to determine when a public company should include the assets,  liabilities,  non-controlling  interests,  and results of activities of a VIE in its consolidated financial statements.

                       Since  issuing  FIN  46,  the  FASB  has  proposed   various   amendments  to  the
                       interpretation  and has deferred its effective dates.  Most recently,  in December
                       2003,  the  FASB  issued  a  revised  version  of FIN 46 (FIN  46-R),  which  also provides for a partial deferral of FIN 46. This partial  deferral  established the effective  dates for the  application  of FIN 46 and FIN 46-R  based on the nature of the VIE and the date upon which the public  company  became  involved  with the
                       VIE. In general,  the deferral  provides that (i) for VIEs created before February
                       1, 2003, a public  company must apply FIN 46-R at the end of the first  interim or annual  period  ending after March 15,  2004,  and may be required to apply FIN 46 at the end of the first interim or annual  period ending after  December 15, 2003, if the VIE is a special  purpose  entity,  and (ii) for VIEs created after January
                       31,  2003, a public  company must apply FIN 46 at the end of the first  interim or annual period ending after  December 15, 2003,  as previously  required,  and then apply FIN 46-R at the end of the first interim or annual  reporting  period ending after March 15, 2004.

                       As of December 31, 2003 the company has no variable  interests in any VIE.
                       Accordingly, while there can be no assurance  that it will not have variable interests in one or more VIEs in the future, the company believes that the adoption of FIN 46 and
                       FIN 46-R will not have  material  impact on its  financial  position,  results  of operations and cash flows.

v.       Reclassification

                  Certain  comparative  figures  have been  reclassified  to conform to the current year presentation.

NOTE 3 - RESTRICTED CASH AND SHORT TERM INVESTMENTS


                                                                                   December 31,
                                                                                 2003         2002
              Time deposits and restricted cash *                                $3,088       $10,337
              Marketable securities - available for sale                             26         2,746
                                                                                 ______        ______
                                                                                 $3,114       $13,083
                                                                                 ______        ______
                                                                                 ______        ______
              Gross unrealized gains (losses) resulting from
                    their presentation at market value                               $1         $(237)
                                                                                 ______        ______
                                                                                 ______        ______


                * As of December 31, 2003, dollar  denominated  deposits bearing interest mainly at
                    3.7%.


NOTE 4 - TRANSACTIONS REGARDING CERTAIN SUBSIDIARIES:

             a.   In  September   2002,   ICTS  increased  its  percentage   interest  in  Procheck
                  International  B.V.  ("PI")  to 100%  for  a cash  consideration  of  $2,845.  PI provides security services in The Netherlands at Schiphol Airport Amsterdam.  The
                  purchase  price  exceeded  the  acquired  share of the fair  market  value of the identified net assets of PI by approximately  $1,879,  which was allocated to the contract  with  Schiphol  Airport.  This  intangible  asset is  amortized  by the straight line method,  over its estimated  useful life, which is estimated as 10 years. PI is fully consolidated as from September 30, 2002.

             b.   In July 1, 2002,  ICTS  increased its  percentage  interest in Demco  Consultants
                  Ltd.  ("Demco")  from 37% to 67% for cash  consideration  of $410. As part of the above  transaction,  ICTS has been granted a 13 months option  commencing July 1,
                  2003 to purchase  the  remaining  33% equity from the  minority  shareholders  in
                  Demco for $589,  and the  Company  has granted to the  minority  shareholders  an option to sell the same equity to the company for $533. As a result,  the Company had fully  consolidated  Demco as of July,  2002, and recorded a liability to the minority  in the amount of $589.  The  purchase  price  exceeded  the fair market value of the  tangible  net  assets  of Demco by  approximately  $440,  which was
                  allocated  to  goodwill.   The  goodwill  was  attributed  to  "other  operations
                  segment".

                  Demco provides  services for planning,  organization  and  establishment of large scale national systems infrastructures  designed to assist local governments with the  operations,  control and the proper decision making during national or local emergencies.

                  During 2003 the minority  shareholder  exercised  its put option.  The balance of the  liability  (in excess of the final cost of the  option  that was  exercised)
                  was written off against the goodwill  that was recorded in 2002,  at the time the exercise was recorded.
                  At the end of the third  quarter of 2003, as it turned out that Demco will not be able to realize its  business  plans,  the company  tested  Demco's  goodwill for impairment and wrote off the balance of this goodwill of $797.

C.       Information regarding first time consolidation of PI and Demco

                  The following table presents the pro forma results of operations for 2001 and
                  2002 as if the acquisitions of control in PI and Demco had occurred on the first day of the periods presented:

                                                                          Year ended December 31,
                                                                      ---------------------------------
                                                                            2002             2001

                          Revenues                                        $285,895         $217,571
                                                                           _______          _______
                                                                           _______          _______
                          Gross profit                                     $67,652          $24,156
                                                                           _______          _______
                                                                           _______          _______
                          Operating income                                 $34,257           $4,718
                                                                           _______          _______
                                                                           _______          _______
                          Net income                                       $58,427          $27,069
                                                                           _______          _______
F-20

NOTE 4 - TRANSACTIONS REGARDING CERTAIN SUBSIDIARIES (continued):

c.       As to the sale of the European holdings operations, see note 1c.

d. In April 2001, ICTS entered into an agreement with the minority shareholders of AMS Ltd. ("AMS"), for the exchange of its shareholding in AMS (51%), for shares held by AMS, which primarily included its 33% shareholding in APS B.V.
The exchange was recorded at fair value and as a result, ICTS recognized capital gain of $980. In November 2001, ICTS sold its acquired interests in APS (as above) to PI for a cash consideration of $2,000. As a result of this transaction
ICTS recognized a capital gain of $237 (representing the part of the gain realized from the sale to the minority of PI).

e. On January 10, 2001, the Company exercised its option to purchase the remaining 20% of the shares of common stock of Huntleigh USA Corporation
("Huntleigh"), a company based in St. Louis, Missouri, for $1,900. The purchase price exceeded the fair market value of the acquired share in the identified net assets of Huntleigh by approximately $2,229, which was allocated to goodwill.

As to the changes relating to Huntleigh's operations as a result of the events of September 11, and the Aviation and Transportation Security Act, see note 1b.
As to the impairment and write off of goodwill assigned to the U.S. operations-see note 2g.


NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES

             a.   Composed and presented as follows:

                                                                                              December 31,
                                                                                           2003          2002
                Investment in Pioneer (1)                                                  $1,725        $1,765
                Investment in 35.7% interest of InkSure Technologies Inc. (2)               3,583         4,926
                Investment in 10% interest in ITA-International Tourist
                    Attraction Ltd. (3)                                                         -         3,184
                Investment in 40% interest in Ramasso Holding B.V. (4)                     (1,137)
                Investment in 50% interest in ICTS-NAS (5)                                   (993)           44
                                                                                           ______        ______
                                                                                           $3,178        $9,919
                                                                                           ______        ______

                The investment is presented in the balance sheets as follows:
                    Among investments                                                       5,308         9,919
                    Among current liabilities                                              (2,130)
                                                                                           ______        ______
                                                                                           $3,178        $9,919
                                                                                           ______        ______
                                                                                           ______        ______

                  NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)


                       (1) Investment in Pioneer - Composed as follows:
                                                                                         December 31,
                                                                                         2003          2002
                        Shares (14.2%) (a)                                               $356          $496
                        Subordinated debentures (b)                                     1,369         1,269
                                                                                      _______       _______
                                                                                       $1,725        $1,765
                                                                                      _______       _______
                                                                                      _______       _______


(a) In 1998,  ICTS  acquired  5.4%  interest  in  Pioneer.  In 2002 the  Company acquired in private placement  offerings  additional shares  (representing  8.8%
shareholding). After these transactions the Company holds approximately 14.2% of the outstanding shares of Pioneer (443,250 shares). The excess of costs of these investments  over  the  acquired  share  in  Pioneer's  net  assets  of $766 was attributed  to goodwill.  In addition,  Pioneer  granted to the Company a 5 year warrant (commencing February 2002) to purchase 13,000 shares at a price of $2.25 per share and a 3 year  warrant  (commencing  January  2003) to  purchase  5,883 shares at a price of $1.00 per share.

Following the 2002 acquisition ICTS has determined that it had obtained significant influence, and as a result changed its method of accounting for this investment to the equity method. Prior years figures have been retroactively adjusted.

Effective  February 20, 2003,  Pioneer's shares are no longer listed on the NASD
Electronic Bulletin Board stock market and the company is no longer a reporting company under the Securities Exchange Act of 1934.

(b) In January 2000, ICTS acquired a $1,000 non-marketable debenture of Pioneer, bearing interest at the rate of 10% per annum. The debenture is due in November
2004, and its repayment is guaranteed by Leedan International Holdings B.V a subsidiary of Leedan Business Enterprise Ltd. (hereafter - "Leedan" - a company controlled by the company's shareholders). As of December 31, 2003 the loan includes an accrued interest of $369 (2002 - $269). Due to legal procedures and based on the opinion of its legal advisors, management estimates that Pioneer will be able to repay the debenture, however, not before the procedures are finalized, therefore the amount is classified among long term assets.

(2) During the period from April to September  2002,  ICTS  purchased  4,106,895 shares,  which represent 34.3% of InkSure  Technologies  Inc.  ("Inksure") for a
consideration  of $5,986.  The purchase  price exceeded the fair market value of the net assets of Inksure by approximately  $3,881,  of which $660 was allocated to in process R&D and was  expensed  immediately  (this  amount was  included in
"share in losses of associated  companies,  net").  And the remaining $3,221 was
attributed  to  technology   purchased   and  is  being   amortized   using  the
straight-line method over 7 years.


NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)

                       As  a  result  of  a  reverse  merger  with  a  non-operating  public  shell corporation,  performed by Inksure in October 2002,  the company  became the shareholder  of the merged quoted company (which changed its name to Inksure
                       Technologies Inc).

                       In July 2003, ICTS purchased  another 174,542 shares for a consideration  of
                       $192.  The amount  exceeding  the fair value of the  tangible net assets was attributed  to  technology  purchased  and  is to  be  amortized  using  the straight-line  method over 5.75 years (the  remaining life of the technology purchased in 2002).

                       The  market  value  of the  shares  (35.7%)  as of  December  31,  2003  was
                       $4,494.

                  (3)  In December  2000,  the Company  exercised  an option to purchase a total of
                       10%  interest  of  ITA (a  company  under  the  control  of  one  of  ICTS's shareholders).

                       Comprised as follows:
                                                                                 December 31,
                                                                             2003           2002
                       Investment in 10% of the shares (a)                                   $184
                       Loan (b)                                                             3,000
                                                                             ______        ______
                                                                               $-          $3,184
                                                                             ______        ______

(a)  In October 2001, the Company was granted a warrant to purchase an additional
12% of ITA shares, exercisable over a period of three years, at an exercise price that shall be determined according to an evaluation of ITA to be made by an independent consultant. As a result, ICTS has determined that it obtained significant influence in ITA and therefore, accounted for its investment by the equity method. As a result of the agreement signed in December 2003 (see c.
below), the warrant expired. The investment in ITA as of December 2003 is valued at zero.

(b) The loan bore annual interest of Libor +3%. The loan was waived as part of the below mentioned agreement.

(c) In December 2003 the Company signed an agreement to buy the activities and certain fixed assets ($163) of ITA. The Company paid a total amount of approximately $5.4 million by waiving the $3,000 loan and $542 accrued interest, issuing a deferred note of $546 and a promissory note of $685 and by paying $711 in cash to ITA. As to the terms of these notes - see note 12. The purchase price was based on fairness opinion that was based on free cash generated from future projects of ITA, in which ICTS planned to invest. Through the date of acquisition the free cash of ITA was derived mainly from ICTS under an agreement between ICTS and ITA, which was cancelled in the acquisition agreement mentioned above (see note 19g). The amount exceeding the fair value of the net identifiable assets acquired - $5,266, was recorded as goodwill.


NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (CONTINUED)

Subsequent to December 31, 2003, as a result of the poor results of the entertainment projects (see also note 7e) and their impairment, management resolved to cease the development of this business and not to start new projects in the foreseeable future. As a result, management has determined that the goodwill is impaired, and will recognize an impairment of $5,266 in 2004.

(4) (a) The investment is comprised of investment in 40% of the outstanding shares of Ramasso Holdings B.V. ("Ramasso") and a loan (see below). The remaining 60% shareholdings of Ramasso are held by ITA (40%) and other affiliates. The loan, in an original amount of $2,988 and $2,464, at December
31, 2003 and 2002, respectively, bears annual interest of 4.25%, and has no fixed repayment date. Ramasso is engaged in construction of an entertainment project in Rome owned and managed by Italian Multimedia Attraction SPA ("IMA"), a wholly owned subsidiary of Ramasso.

In 2003 Ramasso recognized an impairment loss on its investment in IMA's assets and recorded a loss of $2,429 which resulted in a negative equity in the amount of $4,588. After taking into account the additional loans granted by ICTS in 2003, and the guarantee described in (b) below, ICTS recorded its share in the losses of Ramasso in the amount of $2,361.

(b) In January 2002,  IMA entered into a loan facility  agreement  with a German
bank.  As  of  December  31,  2003  the  Company  and  ITA,   collectively   and
individually,  guaranteed  the  loan in full to the  bank.  The  guarantee  is a continuing  guarantee for the  obligations of IMA. As of December 31, 2003 IMA's net obligations to the bank amounted to $1,683. Taking into account the deferred note to ITA of $546  (which  serves as a  security  to this  guarantee  (see (3)
above))  the  company  recorded a  liability  of only  $1,137 in respect of this guarantee.

Subsequent to December 31, 2003 as a result of IMA not been able to continue and finance its operations, IMA entered into bankruptcy procedures, and ICTS representatives in the board of directors of IMA have resigned. Although the Company believes that it accounted in full for its exposure as to this investment, it is still dependent on the outcome of the Italian court bankruptcy proceedings.

(5) In September  2002, ICTS and ICTS Europe  established a joint venture,  ICTS
Netherlands Airport Services VOF ("NAS"), owned equally by the parties, which provides security services at Amsterdam Schiphol Airport in The Netherlands. NAS commenced operations in December 2002. In 2003 and 2002 the company has invested in NAS $1,399 and $135, respectively, and recorded losses on equity in amount of $2,392 and $91, respectively.


NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)

b. Share in profits (losses) of associated companies included in the consolidated statements of operations includes amortization of goodwill of $223 for 2001.

c. Below is summarized financial data of Inksure, Ramasso and NAS:

Share in profits (losses) of associated companies included in the consolidated statements of operations includes amortization of goodwill of $223 for 2001.

              Inksure:
              Balance sheet data:
                                                                      December 31,
                                                                    2003         2002
                 Current assets                                     $2,194        $5,320
                                                                   _______       _______
                 Non-current assets                                   $745          $845
                                                                   _______       _______
                 Current liabilities                                  $613          $860
                                                                   _______       _______
                 Capital deficiency                                 $2,207        $5,230
                                                                   _______       _______


              Operating results data:
                                                                Year ended December 31,
                                                                     2003          2002
                Revenues                                              $608       $2,693
                                                                   _______      _______
                Gross profit                                          $474       $2,291
                                                                   _______      _______
                Net loss                                            $2,965         $821
                                                                   _______      _______


              Ramasso:
              Balance sheet data:
                                                                    December 31,
                                                                    2003         2002
              Current assets                                         $81          $16
                                                                 _______      _______
              Non-current assets                                               $1,272
                                                                              _______
              Current liabilities                                   $543         $341
                                                                 _______      _______
              Capital deficiency                                  $4,588       $3,705
                                                                 _______      _______


              Operating results data:
                                                                       Year ended December 31,
                                                                   2003         2002         2001
                 Net loss                                           $2,365       $2,247         $949
                                                                    _______      _______      _______




NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)


                NAS:
              Balance sheet data:
                                                                    December 31,
                                                                 2003         2002
               Current assets                                     $2,330         $228
                                                                 _______      _______
               Non-current assets                                   $277          $73
                                                                 _______      _______
               Current liabilities                                $4,690         $221
                                                                 _______      _______
               Shareholders' equity (capital deficiency)         $(1,986)         $88
                                                                 _______      _______


              Operating results data:
                                                             Year ended December 31,
                                                                2003         2002

              Revenues                                          $13,759           $6
                                                                 _______      _______
              Gross loss                                         $2,852          $63
                                                                 _______      _______
              Net loss                                           $4,784         $182
                                                                 _______      _______


NOTE 6 - OTHER INVESTMENTS
                                                                                                December 31
                                                                                             2003          2002
              Long term deposits (a)                                                        $10,107        $5,052
                                                                                            _______       _______
              Restricted deposits (e)                                                         2,515
                                                                                            _______
              Marketable securities:
                   Investment in 6.1% interest in VCON Ltd.(b(1))                               686           364
                   Investment in 17.63% interest in PlanGraphics, Inc. (c)                    1,028           514
                                                                                            _______       _______
                                                                                            * 1,714         * 878
                                                                                            _______       _______
              Non-marketable securities:
                   Investments in Start-up companies (d)                                                      400
                   Investment in a 7% interest in Bilu Investments Ltd. (e)                     228           228
                   Investment in a 8% interest in Power Plant LLC                                           1,000
                   Investment in a convertible debenture of VCON Ltd. (b(2))                  1,520         2,000
                                                                                            _______       _______
                                                                                              1,748         3,628
                                                                                            _______       _______
              Long term loan to an employee (f)                                                 150
              Other                                                                              53
                                                                                             _______       _______
                   Total                                                                    $16,287        $9,558
                                                                                            _______       _______

                       *Includes:
                            Gross unrealized gains                                             $804          $54
                                                                                            _______       _______
                                                                                            _______       _______
                            Gross unrealized losses                                                           $86
                                                                                                          _______
F-26

NOTE 6 - OTHER INVESTMENTS (continued)

             (a)  Long term deposits:
                  During 2002 and 2003, ICTS invested in long term bank deposits.  The amounts invested bear minimum annual  interests plus interests based on performance of several indices as follows:
                                                                       December 31
                                            Interest                2003                  2002
                                                rate             Index      Amount
                                                   %                %
                   Nasdaq                          1.5%        106.00       $3,180        $3,015
                   Himalaya                        2.0%         98.68        1,974         2,037
                   China Dragon                    1.1%         99.06        4,953
                                                                           _______       _______
                                                                           $10,107        $5,052
                                                                           _______       _______

                  Both the  Nasdaq  and  Himalaya  deposits  were sold in April 2004 at 106% and
                  99%, respectively.


(b) Investment in VCON Ltd. ("VCON"):

(1) In January 2002, ICTS purchased  909,091 shares of VCON for $1.10 per share and invested in a convertible note with a face value of $2 million.  See 92) below.
VCON is a publicly held company,  the  shares of which are traded on Nouveau
March.  The share price as of December  31, 2003 was $0.75.  In  addition,  ICTS received 3 year  warrants  to purchase  1,402,597  shares of VCON at a price per share of $1.40.  The fair value of the warrants as of December 31, 2003 is $348.
The fair value of the warrants was  calculated  using Black & Scholes  Valuation model.

(2) The note, secured by a second degree floating charge to all existing debt of VCON, is convertible into shares of VCON at a conversion price of $1.00 per share, bears annual interest at the rate of 2% and is repayable in quarterly installments of $160 starting May 2004. The note is presented net of a current maturity of $480, which is presented among other current assets.

(c) Investment in PlanGraphics, Inc. ("PlanGraphics")-

In January 2002, ICTS purchased 17,142,857 shares (17.6%) of common stock of PlanGraphics (formerly "Integrated Spatial Information Solutions, Inc.") for
$0.035 per share. PlanGraphics is a publicly held company, the securities of which are traded on the NASD Electronic Bulletin Board. The price share as of December 31, 2003 was $0.06. Unrealized gain as of December 31, 2003 amount to
$428 (2002 - unrealized loss of $86).



NOTE 6 - OTHER INVESTMENTS (continued)


(e) Investment in Bilu Investments Ltd.

Bilu Investments Ltd. ("Bilu") is a privately held company based in Israel. ICTS acquired the shares in that company from Rogosin Development and Holding Ltd.
("Rogosin"), which was an affiliated company of Leedan. At the time. Rogosin and Leedan hold another 18% interest in Bilu. ICTS has granted bank guarantees of $2,515 in respect of Bilu's obligations, of which $1,400 is on behalf of Leedan and Rogosin. To secure the bank guarantees ICTS has pledged bank deposits at the same amounts.

(f) Long term loan to an employee

In December 2003 ICTS granted a loan of $150 to one of its employees. The loan bears an interest of 2% per annum and is repayable in four equal payments, every six months, starting January 2005.


NOTE 7 - PROPERTY AND EQUIPMENT

             a.   Property and equipment are composed as follows:
                                                                                         December 31,
                                                                                      2003          2002
                  Cost:
                     Equipment and facilities (d,e)                                  *$27,794       $29,374
                     Buildings (f)                                                                    1,100
                     Vehicles                                                             627           454
                     Leasehold improvements                                               847           636
                     Office furniture and equipment                                     1,361           844
                                                                                      _______       _______
                                                                                       30,629        32,408
                  L e s s -  accumulated depreciation and amortization                 (6,666)       (2,991)
                                                                                      _______       _______
                                                                                      $23,963       $29,417
                                                                                      _______       _______

                    *  Net of an impairment provisions of $13,555, see (d and e) below.

             b.     Depreciation expense totaled $3,169, $1,449 and $1,285 in 2003, 2002 and 2001, respectively.

             c.       A portion of the Company's equipment is pledged as collateral for bank loans.


NOTE 7 - PROPERTY AND EQUIPMENT (continued)

d. In June 2002 equipment in the amount of $23.5 - million was purchased and leased back to the seller an unaffiliated private Dutch company, for 7 years in an operating lease agreement (with respect to equipment in an amount of $12.5 million, the company entered into a purchase and lease agreement that replaced a predecessor acquirer, see below). Annual rental fees are denominated in euros and amount to Euro 2,650 (at December 31, 2003 - $2,995). The seller has the option to buy back the assets after 5 or 7 years, at their fair value, which will be determined by an appraiser. In case the seller does not exercise its option to purchase the assets upon termination of the lease , ICTS was granted a license to manufacture by the above assets and to use the intellectual property and technical information in which case it will have to pay royalties up to 5% of the revenues derived from those assets to the seller. The term of the license will be equal to the remaining economic life of the assets. The company has undertaken to repay the predecessor acquirer's liability to a bank, in an amount of $8.7 million, and issued him a promissory note. As to the balance and terms of the note - see note 12. The loan is non-recourse. In 2003, ICTS determined that the future cash flows from the leased equipment (including the estimated proceeds from exercise of the option) will not recover its investment, and as a result recorded an impairment loss of $6,042. The value of the equipment at the option exercise date was based on an external assessment.

e. Equipment and facilities include an amount of $10,700 (cost) relating to the construction and development of entertainment projects in Maryland, Baltimore and in Atlantic City, New Jersey. The construction was supervised and managed by ITA, see also note 19g. The Baltimore facility was opened and started operations in June 2003. The facility in Atlantic City was still under construction as of December 31, 2003 (commenced running-in in June 2004).

Shortly after the Baltimore facility was opened and based on its performances, the company's management revaluated these two facilities and determined that the forecasted cash flows from them will not cover the investments thereof, including amounts required to complete the development of the facility in Atlantic City estimated as of December 31, 2003 in an amount of $5 million.
Based on their fair value which was calculated using discounted cash flows model, the company had recognized an impairment loss of $2,002 in respect of its investment in Baltimore, and wrote off of its investment in Atlantic City in amount of $5,511.

f. In 2002 the Company invested in a building in Philadelphia, with the intention to use it for one of its entertainment projects. Subsequent to December 31, 2003, the building was sold and therefore it is presented among other current assets.

NOTE 8 - GOODWILL:

a. The changes in the carrying value of goodwill, as assigned to the Company's reportable segments, for the year ended December 31, 2003, are as follows:

                                                                           Aviation
                                                                           Security     Entertainment  Other    Total

                 Balance as of January 1, 2002                                 $8,484                              $8,484
                 Goodwill arising from previous investments in
                    companies consolidated for the first time                     314                   $427          741
                 Goodwill arising on acquisition during the year                                         440          440
                 Translation adjustments and differences                                                 (14)        (14)
                 Impairment of Goodwill                                        (8,484)                     -      (8,484)
                                                                              _______       _______     _______   _______
                 Balance as of December 31, 2002                                  314                     853       1,167
                 Goodwill arising on acquisition during the year (see note 5a3)              $5,266                 5,266
                 Adjustment resulting from exercising
                    option (see note 4b)                                                                 (56)        (56)
                 Impairment of Goodwill (see note 4b)                                                    (79)       (797)
                                                                              _______       _______     _______    _______
                 Balance as of December 31, 2003                                 $314        $5,266     $-          $5,580
                                                                              _______       _______     _______     _______



b. As explained in note 2g, commencing January 1, 2002 goodwill is no longer amortized. The following table illustrates the Company's results adjusted to eliminate the effect of goodwill amortization expense, including goodwill with respect to an associated company accounted for by the equity method:

                                                                                 Year ended December 31, 2001

                  Net income as reported                                              $26,198
                  Add back:  Goodwill amortization                                        820
                          Goodwill amortization included in share
                            in losses of an associated company                            223
                                                                                      _______
                  Net income -adjusted                                                $27,241
                                                                                      _______

                  Earning per share:
                     Basic - as reported                                                 4.18
                     Add back: Goodwill amortization                                     0.13
                                 Goodwill amortization included in share
                                    in losses of an associated company                   0.04
                                                                                      _______
                     Basic - adjusted                                                    4.35
                                                                                      _______

                     Diluted - as reported                                               4.09
                     Add back: Goodwill amortization                                     0.13
                                       Goodwill amortization included in
                   share
                                    in losses of an associated company                   0.03
                                                                                      _______
                     Diluted - adjusted                                                 $4.25
                                                                                      _______

c. As discussed in note 22 and note 5a3 the goodwill relating to entertainment business will be written-off in 2004.


NOTE 9 - OTHER ASSETS:

a.       As of  December 31, 2003, comprised of the following:

                                                                                               December 31,
                                                             December 31, 2003                     2002
                                                   Gross
                                                 carrying   -------------------   Amortized      Amortized
                                                  amount        Accumulated        balance        balance
                                                               amortization

                  Customer relationship(1)           $ 1,879         $188           $1,691         $1,879
                  Technology(2)                          277          147              130            172
                  Other                                  645                           645             69
                                                     _______      _______          _______        _______
                                                      $2,801       $  335           $2,466         $2,120
                                                     _______      _______          _______          _____
                                                     _______      _______          _______          _____


                  (1)   Relating to contract with Schiphol Airport, see note 4a.
                  (2)   Relating to technology acquired by a subsidiary.

                  Amortization expense in 2003 totaled $248. In addition,  the Company recorded as of
                  December 31, 2002 an impairment  loss of the technology in the amount of $672. This impairment  was  determined by  management,  under the provision of FAS 144, due to management's  evaluation of  significant  decrease in forecasted  revenues  derived from services using the technology.

b. Estimated amortization expense for each of the following five years amounts to: $245; $245; $198 and $188 afterwards.


NOTE 10 - SHORT-TERM BANK CREDIT

             Short-term bank credit, classified by currency and interest rates, is comprised of the following:

                                                         Weighted average
                                                          interest rates
                                                               as of
                                                           December 31,            December 31,
                                                               2003              2003         2002
                                                                 %
               ICTS -
                In dollars (a)                                 2.31               $2,560        $2,513
              Subsidiaries:
                 In dollars (b)                                  4                   500         6,068
                 In other currencies (mainly in Euros)(c)                          1,327            70
                                                                                 _______       _______
              Total short-term bank credit                                        $4,387        $8,651
                                                                                 _______       _______
                                                                                 _______       _______


(a)      These loans were  received as part of an  arrangement  with a bank,  following  which the money  received and additional amounts were deposited with the bank, (see note 6(a)).

NOTE 10 - SHORT-TERM BANK CREDIT (continued)

(b)      In 2002, a subsidiary  entered into a Revolving  Line of Credit (RLC).  The RLC provides a borrowing  base of
                    (i) an amount up to 85% of  Eligible  Accounts  receivable  of the  subsidiary and (ii) an amount up to $2.5  million  under some  conditions  stipulated  in the RLC. In May 2003, the RLC was extended to May 2004.
                     As of December 31, 2003, the revolving  credit facility is  collateralized  by the restricted cash held by the Company.  Interest accrues at the bank's prime
                     rate  (4.00   percent  and  4.25  percent  at  December  31,  2003  and  2002,
                     respectively).At  December 31, 2003, $0.5 million was outstanding and $4.8 was available under the revolving credit facility for additional  borrowings.  The borrowing  agreement also provides for an additional  commitment  guarantee of up to a maximum of $3 million for  letters of credit and  requires a per annum fee equal to 1.25 percent.
                     The Company had letters of credit  outstanding of approximately  $2.7 and $1.9 at December 31, 2003 and 2002, respectively.

                (c)  An amount of $1,309  relates to a long term loan  granted to a  subsidiary  in
                     2003.  The  subsidiary  did not  comply  with the  covenants  included  in the credit  agreement  with the bank and  therefore,  the loan has to be repaid by
                     June  2004.  The loan  bears ABN AMRO euro  base  rate plus  1.75-2.5  percent points.


NOTE 11 - ACCRUED EXPENSES AND OTHER LIABILITIES


                                                                                         December 31,
                                                                                      2003          2002
              Payroll and related liabilities                                          $3,603        $6,469
              Severance pay and employees' claims (see note 1b)                         9,389        24,560
              Liabilities for future development costs (see note 7e)                    1,595
              Taxes to government institutions, including taxes payable                 1,199         5,452
              Related parties                                                              21         1,074
              Accrued expenses and other                                                3,653         9,030
                                                                                      _______       _______
                                                                                      $17,865       $46,585
                                                                                      _______       _______
                                                                                      _______       _______


NOTE 12 - LONG-TERM LIABILITIES:

                  a. Composition:
                                                              Interest rate as of
                                                                  December 31,            December 31,
                                                                      2003              2003         2002
                   In dollars:
                     Banks (1)                                mainly - 1.93%              $4,103
                     Promissory Note (2)                               3.12%                 631
                                                                                         _______
                                                                                           4,734
                   In euros - Promissory Note  (3)             Libor + 2.05%               6,804       $7,777
                   Other - Deferred note (4)                      See (4)                    546
                                                                                         _______      _______
                                                                                          12,084        7,777
                   Less - current maturities                                              (2,752)      (2,097)
                                                                                         _______      _______
                                                                                          $9,332       $5,680
                                                                                         _______      _______
                                                                                         _______      _______



(1) This loan was received as part of the arrangement with a bank, following which the money received and an additional amount were deposited with the bank, the deposit amount as of December 31, 2003 is $4,953 (see note 6(a)).

(2) The promissory note was issued in connection with the purchase agreement of the operations of ITA (see note 5a(3)). The note is payable in 13 quarterly installments of which the first was paid in December 2003.

(3) The Promissory Note was granted to the seller of part of the leased equipment (as explained in note 7d). The Promissory Note bears annual interest of Euro Libor+2.05% (4.947% as of December 31, 2003) and is repaid over 5 years.
The Company paid to the seller annual guarantee fees of $94 and $113 in 2003 and 2002, respectively. The Promissory Note is secured by a first priority security interest to a bank on part of the leased assets ($12.3 million) and all the rights under the equipment leases.

(4) The deferred note was issued in connection with the purchase agreement of ITA (see note 5a(3)) .The note is payable in three equal payments every six months commencing December 2004. The interest will be 7% or The Israeli Consumer
Price Index  (CPI) plus 4%, the higher of. A guarantee  granted to IMA (see note
5a(4)) is secured by this note.

b. The long term liabilities (net of current maturities) mature in the following years after the balance sheet date:

                                                December 31,
                                                     2003
                                              ------------------
                              2005                   $2,928
                              2006                    6,364
                              2007                       21
                              2008                       19
                                                   ________
                                                     $9,332
                                                   ________




                                                   ________
NOTE 13 - ACCRUED SEVERANCE PAY

The accrued severance pay in the consolidated financial statements relates to the Israeli subsidiaries.

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The following principal plans relate to employee rights upon retirement, as applicable to Israeli subsidiaries.

a) Insurance policies for employees in managerial positions - these policies provide coverage for severance pay and pension liabilities of managerial personnel.

b) Severance pay liabilities not covered by the pension funds are fully provided for in these consolidated financial statements, as if it was payable at each balance sheet date on an undiscounted basis, based upon the number of years of service and the most recent monthly salary (one month's salary for each year worked) of the company's employees in Israel.

The amount of severance pay charged to income in the years ended December 31, 2003, 2002 and 2001 were approximately $98, $100 and $100 respectively. The amounts do not include expenses for severance pay in 2002 in an amount of $18.9 million and reversal of $17.8 million in 2003 (see note 1b). The Company expects to contribute in 2004 $80 to the insurance companies in respect of its severance pay obligation.


NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.       Operating leases

1) The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses for the years ended December 31, 2003, 2002 and 2001 were $1,166 $928 and $1,739, respectively.

Future minimum lease payments under long-term leases are as follows:

                                                        December 31,
                                                            2003
                        2004                               $1,208
                        2005                                1,110
                        2006                                1,012
                        2007                                  946
                        2008 and afterwards                10,027
                                                          _______
                                                          $14,303
                                                          _______
                                                          _______


                  2)  As to income from leasing of equipment, see note 7d.



                  NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

             b.   Operations in the U.S.:

1) As a result of the September 11 terrorist attacks, numerous lawsuits have commenced against the Company. Huntleigh has been named in 27 lawsuits and ICTS in 25 lawsuits. All of the cases were filed in the United States Districts
Court,  Southern District of New York. The cases are in their early stages.  The
Company reviewed its security services provided at Boston's Logan  International
Airport, from which one of the airplanes commandeered by the terrorists departed, subsequent to September 11, 2001 for evidence of non-compliance with the policies of the Federal Aviation Administration. Based on the contracts with the airlines, the Company may be indemnified by the airlines if the Company is found to have followed the procedures enumerated by the Federal Aviation
Administration. However, if the Company is found to have violated these screening regulations, it could be liable for damages. Based on the Company's review, no evidence of non-compliance has been identified with respect to the services provided at Boston's Logan International Airport on September 11, 2001.
The Company maintains an aviation insurance policy, which may provide limited coverage for liabilities that may be assessed against the Company as a result of the events of September 11, 2001.

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

3) On February 17, 2002,  the Company was awarded a security  services  contract
(the "TSA Contract") by the TSA to continue to provide security  services in all of its  current  airport  locations  until the  earlier of either the  completed transition of these  security  services on an airport basis to the U.S.  Federal
Government or November 19, 2002.  In accordance  with the terms of the Contract, the U.S.  Federal  Government  provided the Company with a non-interest  bearing partial  payment  of $26  million  to be paid  back on a  monthly  basis of $1.3 million at the  beginning of every month  commencing  April 1, 2002. At December
31, 2002,  approximately  $11.7 million of the $26 million had been paid back to the TSA (in 2003 no  additional  payments have been paid back to the TSA). As of
December  31, 2003 the amount due from the TSA in respect of  services  provided under  the  contract  aggregates  $17.2  million;  this  amount,  net  of  $14.3 million-the balance of the prepayment, is presented among trade receivables.


NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

                       The TSA in accordance with standard practices, is in the process of auditing ICTS's billings to the TSA pursuant to the TSA Contract for the provision of aviation security services. This process requires the
                       Company to provide pricing data to the U.S. Federal government to support its pricing structure under the TSA Contract and eventually will result in final negotiations on the price of the Company's services from February 17, 2002 through the end of the Contract term.

                       In  connection  with  payments  made by the TSA to the Company for  aviation security services  provided in 2002, the Defense Contract  Management Agency has indicated  that it believes  that the Company  should not have been paid on a fixed  cost  basis as  believed  by the  Company,  but on the  basis of actual  costs plus what the TSA would  consider a reasonable  profit.  Under the last basis the Company  may be required to repay the TSA the  difference between such amount and the actual  amounts paid to it. The Company  however has various  claims for  additional  amounts it considers  due to it for the services provided to the TSA.
                       The  Company's  management  estimates  that  if  the  TSA  will  claim  such difference  and  will  prevail  in all  of  its  contentions,  and  none  of
                       Company's claims will be recognized,  then the Company may suffer a net loss in an amount of about $27 Million.  The Company's  above  estimate  assumes, that under USA tax rules it will be able to  carry-back  the losses (if any)
                       that will result from the above claims of the TSA.  Management and its legal counsel are unable to estimate at this stage the final  outcome of the above mentioned dispute.  Accordingly,  no provision in respect of this matter has been made.

                       The Company had also filed a claim  against the US Federal  Government,  for what it alleges to be a taking of its US aviation  security  business by the
                       TSA in 2002.




NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

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

             d.   Following the sale of the European  operations,  ICTS has undertaken to indemnify
                  ICTS Europe and its  subsidiaries  in respect of any liability or loss originated prior to December 31,  2001 and not known at that date. As of December 31,  2003, management has not received any notification for any such liability or loss.

             e.   On December 28, 1995, the Company  entered into an employment  contract with Lior
                  Zouker,  its Chief  Executive  Officer  and a member  of its board of  directors, pursuant to which the  Company  agreed to employ Mr.  Zouker in those  capacities for a 30 month term.  The contract was extended for an additional  three years on
                  November 25, 1997 and again on December 12,  2000. Pursuant to such contract, Mr.
                  Zouker is entitled  to a bonus,  which is  calculated  at 3% of the net income of
                  ICTS and was provided in the accounts.  On April 2004, Mr. Zouker resigned as the
                  Chief Executive Officer of the Company.

             f.   On December 16, 2003,  the Company  entered into an agreement with Mr. Boaz Harel the  chairman  of the  Supervisory  Board of Directors, on which  basis he  receives for his services to the Company a compensation of $245 on an annual basis.

             g.   In 2002 the Company,  and one of its  subsidiaries,  entered  into a  consultancy services  agreement with a company,  owned by a former member of the  Supervisory
                  Board of the Company.  The agreement provided for annual fees of $75 for a period of 2 years and shall be  automatically  renewed for an  additional  period of one year.  In May 2004 the  consultancy  company's  owner was  appointed  CEO and the agreement was amended.  In January 2004 the agreement has been amended by two new agreements.  In May 2004 the consultancy company's owner was appointed CEO and the agreement was amended. The agreement shall be valid for 5 years with an automatic extension of an undefined period, with a notice period of 12 months. The compensation is settled on approximately US$ 300.


             h.   As mentioned in note 5a(4) ICTS guaranteed certain bank loans of IMA which has commenced bankruptcy proceedings in Italy.  As explained in this note the company provided an amount of $1,137 in respect of the  balance of such loans as of
                  December 31, 2003.  Under the Italian law and in certain defined cirucumstances the liquidator of IMA may reclaim a refund of certain amounts paid by IMA to the bank, in which case the company might be required to repay such amounts under the above guarantee up to the amount of original guarantee. The maximum contingent liability of the company in this respect is $1,000. The company is currently not in a position to assess the likelihood that this contingency will materialzed.

             i.   As to the guarantee given to Bilu Investment Ltd., see note 6e.



NOTE 15 - OTHER INCOME (EXPENSES)

                                                                                Year ended December 31,
                                                                                 2003        2002        2001
             Sale of ICTS Europe, see note 1c                                              $42,797     $34,260
             Write off of Investments in start-up companies                      $(400)                 (4,489)
             Capital gain from sale of other companies, net                                     43       1,182
             Write-down of investment in Ramasso                                              (932)
             Loss realized on marketable securities                                           (690)       (780)
             Write off of loans *                                                                         (334)
             Other                                                                  47          11        (319)
                                                                               _______     _______     _______
                                                                                 $(353)    $41,229     $29,520
                                                                               _______     _______     _______
                                                                               _______     _______     _______


              *   In 2001, ICTS wrote off a non-recourse loan to a former  shareholder of a subsidiary, since the former shareholder pledged his shares in another company.


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

             b.   Deferred taxes:

                  1)   Deferred tax assets have been computed in respect of the following:

                                                                                     December 31,
                                                                                    2003          2002

                       Carryforward losses                                          9,660       $3,004
                       Fixed assets                                                 2,554
                       Provision for Shut down costs                                             3,528
                       Accruals and other reserves                                   (367)       1,046
                       Provision for bad debts                                        735          812
                       Other                                                           31           51
                                                                                  _______      _______
                                                                                   12,613       $8,441
                       Less - valuation allowance                                  12,214        3,004
                                                                                  _______      _______
                                                                                      399       $5,437
                                                                                  _______      _______






NOTE 16 - INCOME TAXES (continued):

2)       Deferred taxes are presented in the balance sheets as follows:

                                                                                  December 31,
                                                                                   2003        2002

                    Among other current assets                                     $385      $5,409
                       Among investments and long-term receivables                   33          28
                       Among long term liabilities                                  (19)
                                                                                _______     _______
                                                                                   $399      $5,437
                                                                                _______     _______



             c.   Income (loss) before taxes on income is comprised of the following:

                                                                                  Year ended December 31,
                                                                               2003         2002         2001
                        ICTS and subsidiaries in The Netherlands               $(7,820)      $54,603     $28,112
                        Subsidiaries outside The Netherlands                    (1,308)       20,461       6,136
                                                                               _______       _______     _______
                                                                              $( 9,128)      $75,064     $34,248
                                                                               _______       _______     _______
                                                                               _______       _______     _______


             d.   Taxes on income included in the income statements:

                                                                                  Year ended December 31,
                                                                               2003         2002         2001
                        Current:
                           In The Netherlands                                     $(85)        $(223)     $1,314
                           Outside The Netherlands                              (1,847)       20,938       3,689
                                                                               _______       _______     _______
                                                                                (1,932)       20,715       5,003
                                                                               _______       _______     _______
                        Deferred:
                           In The Netherlands                                                    187         268
                           Outside The Netherlands                               5,047        (4,460)       (352)
                                                                               _______       _______     _______
                                                                                 5,047        (4,273)        (84)
                                                                               _______       _______     _______

                                                                                $3,115       $16,442      $4,919
                                                                               _______       _______     _______
                                                                               _______       _______     _______





NOTE 16 - INCOME TAXES (continued):

             e.   The Company's  effective income tax rate differs from The Netherlands'  statutory rate of 34.5% with respect to the following:
                                                                                    Year ended December 31,
                                                                                 2003         2002         2001
                   Income (loss) before taxes and equity in
                      results of associated companies                           $( 9,128)      $75,064      $34,248
                                                                                 _______       _______      _______
                   Statutory tax rate                                              34.5%         34.5%        35%
                                                                                 _______       _______      _______

                   Expected tax at statutory rate                                $(3,149)      $25,897      $11,987
                   Reconciliation for earnings taxed at different rates               18            86          296
                   Disallowable expenses                                             460         8,124          740
                   Non-taxable expense (income)*                                     275       (14,248)     (10,365)
                   Changes in valuation allowance                                  6,513        (3,330)       2,091
                   Provision to return matters                                      (812)
                   Other                                                            (190)          (87)         170
                                                                                 _______       _______      _______
                   Income taxes                                                   $3,115       $16,442       $4,919
                                                                                 _______       _______      _______



                       *  In 2002 and 2001  including  a tax  exempted  capital  gain (from sale of the European operations).

             f.   Carryforward tax losses

                  As of  December 31,  2003,  the  Company  has  carryforward  tax  losses  in  the
                  Netherlands,  in the amount of approximately  $28 million.  As a result of change in the  Netherlands  tax law,  commencing  January 1, 2004,  utilization  of such losses is limited in certain circumstances.

NOTE 17 - FINANCIAL INSTRUMENTS  AND RISK MANAGEMENT:

             a.   Fair market value of financial instruments

                  Based on borrowing rates  currently  available to the Company for bank loans with similar terms and maturities,  the fair market value of the Company's  short-term and long-term debt  approximates  the carrying value.  Furthermore,  the carrying
                  value  of  other  financial  instruments   potentially  subject  to  credit  risk
                  (principally  consisting  of  cash  and  cash  equivalents,   time  deposits  and
                  marketable   securities,   accounts   receivable   and  accounts   payable)  also
                  approximates fair market value. Certain financial instruments,  included in other investments  (including  inter alia the  investment  in Bilu,  which was acquired from  related  party),  do not have  quoted  market  prices and,  accordingly,  a reasonable  estimate of fair market  value  could not be made  without  incurring excessive costs.



NOTE 17 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

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

                  2)   At December  31, 2003,  two major  customers  accounted  for 32% of accounts receivable (at December 31,  2002, four major customers accounted for 48% of accounts receivable).
                       For the  years  ended  December  31,  2003,  2002 and  2001,  sales to major customers  (constituting 10% or more of the Company's consolidated revenues)
                       amounted to 36%, 73% and 21% of revenues, respectively, as set forth below:

                                                                          Year ended December 31,
                                                                      2003          2002          2001
                                                                        (% of consolidated revenues)
                       Customer A                                     14%
                       Customer B                                     11%                         11%
                       Customer C                                     11%                         10%
                       Customer D                                                   73%


                  3)   The Company's  financial  instruments that are exposed to  concentrations of credit  risks,  consist  primarily  of  cash  and  cash  equivalents,  trade accounts  receivable,  short-term  investments,  (see note 3), and long-term investments  (see note 6). The Company places its cash and cash  equivalents and time  deposits  with  high  quality  credit  institutions.  The  Company provides  normal trade credit,  in the ordinary  course of business,  to its customers.  Based  on  past  experience  and  the  identity  of its  current customers,  the Company  believes that its accounts  receivable  exposure is limited.

                  4)   Except for  guarantees  provided  for (see note 5), the  Company  guarantees debts of third  parties,  as  discussed in notes 6 and 14.  Regarding  these guarantees, the Company does not believe exposure to loss is likely.




NOTE 17 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

                  5)   The Company is currently engaged in direct operations in numerous  countries and is therefore subject to risks associated with  international  operations
                       (including economic or political  instability and trade  restrictions),  any of which could have a significant  negative impact on the Company's  ability to  deliver  its  services  on a  competitive  and  timely  basis and on the
                       results  of  the  Company's   operations.   Although  the  Company  has  not
                       encountered  significant   difficulties  in  connection  with  the  sale  or
                       provision of its services in international  markets,  future  imposition of, or significant  increases in, the level of trade restrictions or economic or political  instability in the areas where the Company  operates,  could have an  adverse  effect on the  Company.  For  example,  the  Company  currently provides  services  at several  airports  in the former  Soviet  Union.  The
                       Company's  ability to continue  operations in the former Soviet Union may be adversely  affected by future  changes in  legislation  or by changes in the political environment.




NOTE 18 - SEGMENT INFORMATION:

             The Company adopted FAS 131,  which establishes  disclosure and reporting requirements in respect of segments.

             a. Business segment data:

1)       Financial data relating to reportable operating segments:

                  Year ended December 31, 2003:

                                                   Aviation
                                                   Security    -----------    Entertainment        Other          Total
                                                                 Leasing
       Revenues:
         Unaffiliated customers                      $66,454        $2,995         $643              $1,479       $71,571
         Intersegment                                    418                                          3,884         4,302
                                                     _______      _______        _______            _______       ________
       Total revenues                                $66,872        $2,995         $643              $5,363       $75,873
                                                     _______      _______        _______            _______       ________
                                                     _______      _______        _______            _______       ________
       Operating income (loss)                       $12,215       $(5,476)     $(10,114)           $(3,603)     $( 6,978)
                                                     _______      _______        _______            _______       ________
                                                     _______      _______        _______            _______       ________
       Assets (at end of year)                       $36,401       $36,340      $ 10,401            $ 51,594     $134,736
                                                     _______      _______        _______            _______       ________
                                                     _______      _______        _______            _______       ________
       Goodwill (at end of year)                        $314                      $5,266                          $ 5,580
                                                     _______                                                      ________
                                                     _______                                                      ________
       Expenditures for segment assets                  $259                      $7,451               $299        $8,009
                                                     _______                     _______            _______       ________
                                                     _______                     _______            _______       ________
       Depreciation and amortization                    $493    $2,427              $265               $184        $3,369
                                                     _______      _______        _______            _______       ________
                                                     _______      _______        _______            _______       ________
       Non cash expenditures other
          than depreciation and amortization                    $6,042            $7,513               $797       $14,352
                                                                  _______        _______            _______
                                                                                                                   _______
                                                                  _______        _______             ______        _______


                  Year ended December 31, 2002:

                                                   Aviation
                                                   Security    -----------    Entertainment        Other          Total
                                                                 Leasing
       Revenues:
         Unaffiliated customers                     $277,636        $1,370                             $925      $279,931
         Intersegment                                 12,263                                         12,926        25,189
                                                     _______      _______                           _______       ________
       Total revenues                               $289,899        $1,370                          $13,851      $305,120
                                                     _______      _______                           _______       ________
                                                     _______      _______                           _______       ________
       Operating income (loss)                      $37,731          $271        $(517)             $1,963       $39,448
                                                     _______      _______         _____             _______       ________
                                                     _______      _______         _____             _______       ________
       Assets (at end of year)                       $53,123       $38,605       $7,259             $55,693      $154,680
                                                     _______      _______         _____             _______       ________
                                                     _______      _______         _____             _______       ________
       Goodwill (at end of year)                        $314                                           $853        $1,167
                                                     _______                                        _______       ________
                                                     _______                                        _______       ________
       Expenditures for segment assets                  $320    $23,384          $3,618              $2,088       $29,410
                                                     _______      _______         _____             _______       ________
                                                     _______      _______         _____             _______       ________
       Depreciation and amortization                    $206    $1,158                                  $79        $1,443
                                                     _______      _______                           _______       ________
                                                     _______      _______                           _______       ________
       Non cash expenditures other
        Than depreciation and amortization            $9,156                                           $932       $10,088
                                                     _______                                        _______       ________
                                                     _______                                        _______       ________



NOTE 18 - SEGMENT INFORMATION (continued):

       Year ended December 31, 2001:

                                                   Aviation
                                                   Security    ------------------      Other         Total
                                                                 Entertainment
       Revenues:
         Unaffiliated customers                     $211,707                              $430       $212,137
         Intersegment                                  1,186                               679          1,865
                                                     _______                            _______      ________
       Total revenues                               $212,893                            $1,109       $214,002
                                                     _______                            _______      ________
                                                     _______                            _______      ________
       Operating income (loss)                       $13,723                           $(1,145)       $12,578
                                                     _______                            _______      ________
                                                     _______                            _______      ________
       Assets (at end of year)                       $47,745        $3,480              $5,126        $56,351
                                                     _______         _____              _______      ________
                                                     _______         _____              _______      ________
       Goodwill (at end of year)                      $8,484                                           $8,484
                                                     _______                                         ________
                                                     _______                                         ________
       Expenditures for segment assets                $1,496            $2                             $1,498
                                                     _______         _____                           ________
                                                     _______         _____                           ________
       Depreciation and amortization                  $2,061                               $29         $2,090
                                                     _______                            _______      ________
                                                     _______                            _______      ________


2)       Following is a reconciliation of net revenues, operating income and assets of the reportable segments to the data included in the consolidated financial statements:


                                                                            Year ended December 31
                                                                       2003           2002           2001
     Revenues:
         Total revenues of reportable segments                        $70,510        $291,269       $212,893
         Other revenues                                                 5,363          13,851          1,109
         Elimination of intersegment revenues                          (4,302)        (25,189)        (1,865)
                                                                        _______       ________      ________
         Total consolidated revenues                                  $71,571        $279,931       $212,137
                                                                        _______       ________      ________
                                                                        _______       ________      ________

     Operating Income:
         Total operating income (loss) of reportable segments        $( 3,375)        $37,485        $13,723
         Other                                                         (3,603)          1,963         (1,145)
         Amounts not allocated to segments:
           General and administrative expenses                         (2,581)         (8,363)        (9,827)
           Interest income                                              2,248           2,072          1,649
           Interest expense                                            (1,222)         (1,678)        (1,637)
           Exchange defferences                                          (242)          2,356          1,965
           Other income (expenses)                                       (353)         41,229         29,520
                                                                        _______       ________      ________
         Consolidated income (loss) before taxes on income           $( 9,128)        $75,064        $34,248
                                                                        _______       ________      ________
                                                                        _______       ________      ________

     Assets (at end of year):
         Total assets of reportable segments                          $83,142         $98,987        $51,225
         Total goodwill of reportable segments                            314             314          8,484
         Other assets                                                  51,594          55,693          5,126
         Elimination of intersegment balances                         (71,108)        (41,774)       (13,378)
         Assets not allocated to segments                              20,872          12,538         30,990
                                                                        _______       ________      ________
         Total consolidated assets (at end of year)                   $84,500         $125,444       $73,963
                                                                        _______       ________      ________
                                                                        _______       ________      ________






NOTE 18 - SEGMENT INFORMATION (continued):

             b.   Geographical information

                  Following is a summary of revenues and long-lived assets by geographical areas:

                  1)   Revenues - classified by country in which the services were rendered:


                                                                    Year ended December 31,
                                                              2003          2002            2001
                        Germany                                                               $26,574
                        France                                                                 25,756
                        United Kingdom                                                         30,938
                        Italy                                                                   7,005
                        USA                                    $59,146       $274,082          96,748
                        The Netherlands                         10,034          4,834           2,274
                        Other                                    2,390          1,015          22,842
                                                               _______        _______         _______
                        Total                                  $71,571       $279,931        $212,137
                                                               _______        _______         _______
                                                               _______        _______         _______

2)       The Company's long-lived assets, net of accumulated  depreciation,  are located in the following geographical areas:

                                                                         December 31,
                                                              2003          2002            2001
                        The Netherlands                       $19,569       $23,543         $9,107
                         USA                                    3,832         5,393            621
                        Other                                     562           480             68
                                                              _______       _______        _______
                        Total                                 $23,963       $29,417         $9,796
                                                              _______       _______        _______
                                                              _______       _______        _______


             c.   As to the Company's major customers, see note 17b(2).




NOTE 19 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

             a.   Revenues from, and expenses to, related parties:

                                                                                    Year ended December 31,
                                                                                  2003        2002        2001

                  Revenues                                                                        $27        $571
                                                                                              _______     _______
                                                                                              _______     _______
                  Cost of revenues                                                                             $7
                                                                                                          _______
                                                                                                          _______
                  Selling, general and administrative expenses                     $1,618      $4,453        $153
                                                                                  _______     _______     _______
                                                                                  _______     _______     _______
                  Interest income                                                    $517        $660        $123
                                                                                  _______     _______     _______
                                                                                  _______     _______     _______
                  Contract settlement expenses (note 5a(3))                        $5,266
                                                                                  _______
                                                                                  _______
                  Bonuses related to the sale of the European
                      operation *                                                              $4,704      $3,212
                                                                                              _______     _______
                                                                                              _______     _______
                  *  Include bonuses to Leedan, see c2) below.


a.       Balances with related parties:

                                                                                    December 31,
                                                                                  2003        2002
                  Other current assets                                                $382      $5,417
                                                                                   _______     _______
                                                                                   _______     _______
                  Long term loans to associated companies                           $2,988      $5,464
                                                                                   _______     _______
                                                                                   _______     _______
                  Subordinated debentures including accrued interest                $1,369      $1,269
                                                                                   _______     _______
                                                                                   _______     _______
                  Accrued expenses and other liabilities                               $21      $1,074
                                                                                   _______     _______
                                                                                   _______     _______



             c.   1)   In 2001 and 2002,  the Company lent Leedan $2,200 and $1,500,  respectively.
                       The loans bear  interest  at the rate of  Libor for  3 months +3% per annum.
                       The loans were repaid in February 2003 and April 2003, respectively.

                  2)   Leedan  provided  the  Company  with  certain  management,   administrative,
                       consulting  and advisory  services,  as well as advice and  assistance  with respect to potential acquisitions and investor relations.  Such services are provided on an ad-hoc basis as authorized by the ICTS Supervisory  Board. In
                       2003 the Company  recorded no expenses  for such  services (in 2002 and 2001 the Company recorded $1.2 million and $1 million, respectively).

             d.   In  2001  30,000  options  were  granted  to Mr Lior  Zouker,  the  former  Chief
                  Executive  Officer,  for an exercise price of $4.5 per share.  The exercise price reflected the share price at the grant dates.
                  As to the employment contract with him, see note 14e.



NOTE 19 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued):

             e.   In 2002,  ICTS  bought  vested  and non vested  options  from its  employees  and directors.  The difference  between the price paid and the exercise price for the options bought back,  aggregating  $1,618,  was recorded as selling,  general and administrative expenses.
                  In 2003 ICTS did not buy any options from its employees and directors.

             f.   On July 24, 2001 Noaz Management  Company  assigned to ICTS an investment of $400
                  (out of its total  investment of $1 million) in ArtLink Inc.,  representing  4.1%
                  of  the  class  A  preferred  shares.  A  major  shareholder  and  member  of the
                  Supervisory  Board  of the  Company  is a major  shareholder  in Noaz  Management
                  Company. This investment was written off in 2003.

             g.   As part of the  investment  in ITA   (a company controlled by a
                  significant shareholders of ICTS, see Note 5a(3), ITA provided  to the  Company supervision and management  services on establishment  of Entertainment  project for a fee equal to 20% of the project  costs.  In addition,  the Company was granted the right of first  refusal to  establish  its own ITA  Entertainment  project in Europe and in the USA.  The  Company  also had an option to  acquire  from ITA 20% of ITA's stake in each  project  and ITA had the option to acquire  from the  Company  20% of its  stake in each  such  project  for a  period  of 2 years  from the  start of the project.  As a result of the  transaction  with ITA in December 2003, (see Note 5a(3)
                  ICTS acquired the entertainment business of ITA and therefore this arrangement expired.

h.       As to guarantees issued in favor of related parties - see note 6(e).


NOTE 20 - EARNINGS (LOSSES) PER SHARE

              The  following  table  presents  the data used for  computation  of basic and diluted earnings (losses) per share:
                                                                                         Year ended December 31,
                                                                                     2003          2002         2001
       Basic:
           Net income (loss)                                                         $(18,904)      $56,815       $26,198
                                                                                     ________      ________      ________
                                                                                     ________      ________      ________
           Weighted average shares of common stock outstanding                      6,513,100     6,419,575     6,263,909
                                                                                     ________      ________      ________
                                                                                     ________      ________      ________
       Diluted:
           Net income (loss)                                                         $(18,904)      $56,815       $26,198
                                                                                     ________      ________      ________
                                                                                     ________      ________      ________
           Weighted average number of shares of common stock
             outstanding                                                            6,513,100     6,419,575     6,263,909
           Incremental shares of common stock from stock options -
             Calculated under the treasury stock method                                              33,872       148,626
                                                                                     ________      ________      ________
           Adjusted weighted average number of shares of common stock               6,513,100     6,453,447     6,412,535
                                                                                     ________      ________      ________
                                                                                     ________      ________      ________



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

             As of December 31, 2003, ICTS has granted  options to purchase  253,500 common shares, all of which have been granted to directors,  consultants  and  executive  officers of the Company as a group, at exercise prices ranging from
             $4.50 to 8.50 per share under the Plan,  which were the fair market value at the dates of grant.  These options vest over various  terms,  ranging from  immediately  to five years. Outstanding options expire at various times, but not later than January 2007.

             In 2002,  ICTS bought vested and non vested  options from its employees and directors.
             The  difference  between the price paid and the exercise  price for the options bought back,  aggregating  $1,618,  was  recorded  as  selling,  general  and  administrative expenses in 2002.
             In 2003 ICTS did not buy any options from its employees and directors.

             The options  granted under the  Company's  plans are  exercisable  for the purchase of shares as follows:
                                                                               December 31,
                                                                           2003            2002
              At balance sheet date                                         224,000        195,832
              During the first year thereafter                               16,500         40,668
              During the second year thereafter                              13,000         29,000
              During the third year thereafter                                    0         13,000
                                                                            _______        _______
                                                                            253,500        278,500
                                                                            _______        _______
                                                                            _______        _______


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

             The fair value of each  option  granted is  estimated  on the date of grant  using the
             Black & Scholes option-pricing model with the following weighted average assumptions:

                                                                           For options granted in
                                                                            2002            2001
               Expected life of options (years)                                3              3
               Expected volatility                                           100%            46%
               Risk free interest rate                                       3.5%            3.5%
               Expected dividend yield                                        0%              0%


             The weighted  average fair value of options granted during the year, using the Black &
             Scholes option-pricing model was $2.03 and $1.67 for 2002 and 2001, respectively.
             During 2003 no options were granted.



NOTE 21 - STOCK OPTIONS (continued)

             Information regarding options for 2003, 2002 and 2001 is as follows:

             1)   Options to employees:
                                                2003                          2002                         2001
                                                      Weighted                      Weighted                     Weighted
                                         Shares        average        Shares        average        Shares        average
                                          (in         exercise         (in          exercise         (in         exercise
                                       thousands)       price       thousands)       price       thousands)       price
  Options outstanding
      at beginning of year                   236          7.12            578          6.64             484         7.15
  Options granted                                                          70          5.3              203         4.73
  Options exercised and bought
      back  by the Company                                               (412)         6.07            (109)        5.07
                                           _____         ______         _____           ______       ______        ______
  Options outstanding at
      end of year                            236          7.12            236          7.12             578         6.64
                                           _____         ______         _____           ______       ______        ______
                                           _____         ______         _____           ______       ______        ______
  Options exercisable at
      end of year                            218                          196                           439
                                           _____                       ______                        ______
                                           _____                       ______                        ______


             2)   Options to non-employees:
                                                2003                          2002                         2001
                                                      Weighted                      Weighted                     Weighted
                                         Shares        average        Shares        average        Shares        average
                                          (in         exercise         (in          exercise         (in         exercise
                                       thousands)       price       thousands)       price       thousands)       price
Options outstanding
    at beginning of year                      42          5.32            380          6.10             228         7.27
Options granted                                                            42          5.3              211         4.50
Options exercised and bought
    back by the Company                                                  (355)         6.14             (59)        6.85
Expired options (2003- cancelled)            (25)                         (25)         5.49
                                           _____                        _____                         _____
                                                           _____                        _____                        _____
Options outstanding at
    end of year                               17          5.32             42          5.32             380         6.10
                                           _____                        _____                         _____
                                                           _____                        _____                        _____
                                           _____                        _____                         _____
                                                           _____                        _____                        _____
Options exercisable at
    end of year                                6                            -                           380
                                           _____                        _____                         _____
                                           _____                        _____                         _____


             3)   Total number of options:
  Total options outstanding
      At end of year                         253                          278                           958
                                           _____                        _____                         _____
                                           _____                        _____                         _____
  Total options exercisable
      At end of year                         224                          196                           819
                                           _____                        _____                         _____
                                           _____                        _____                         _____


NOTE 22 - SUBSEQUENT EVENT

As described in note 5a(3), during March 2004, as a result of the poor results of the entertaiment projects and their impairment, management resolved to cease the development of the entertainment business and not to start new projects in the foreseeable future. As a result, management has determined that the goodwill is impaired, and will recognize an impairment loss of $5,266 in 2004.




                                   SIGNATURES

                  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            ICTS INTERNATIONAL N.V.

                                            By:/s/ Michael Barnea
                                            Name: Michael Barnea
                                            Title: Chief Executive Officer



         Date:    July 14, 2004


                                              CERTIFICATIONS

                  I, Michael Barnea, certify that:

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


         Date:   July 14, 2004
         By: /s/ Michael Barnea




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


         Date: July 14, 2003

         By: /s/ Stefan Vermuelen



            EXHIBIT 3

         ICTS INTERNATIONAL N.V.

 CODE OF ETHICS FOR PRINCIPAL EXECUTIVE OFFICERS AND SENIOR FINANCIAL OFFICERS

         I. INTRODUCTION

         This code of Ethics is applicable to the chief executive officer, chief operating officer, chief financial officer, principal accounting officer, controller and any person performing similar functions of ICTS International N.
V. References in this Code of Ethics to ICTS mean ICTS or any of its subsidiaries.

         While ICTS and its stockholders expect honest and ethical conduct in all aspects of our business from all employees, ICTS and its stockholders expect the highest possible standards of honest and ethical conduct from you. You are setting an example for other employees and are expected to foster a culture of transparency, integrity and honesty. Compliance with this Code and all other applicable codes of business conduct or ethics adopted by the Supervisory Board of ICTS is a condition to your employment and any violations will be dealt with severely.

         II. CONFLICTS OF INTEREST

         Conflicts of interest are strictly prohibited as a matter of ICTS policy. You must be scrupulous in avoiding any action or interest that conflicts with, or gives the appearance of a conflict with, ICTS's interests. A "conflict of interest" exists whenever an individual's private interests in any way interfere or conflict with, or appear to interfere or conflict with, the interests of ICTS or make, or appear to make, it difficult for the individual to perform his or her work for ICTS objectively and effectively. Conflicts of interest arise when:

         -your personal interests interfere, or appear to interfere, in any way, with the interests of ICTS (for example, you compete with ICTS);

         -you take action for your direct or indirect benefit or the direct or indirect benefit of a third party that is inconsistent with the interests of ICTS (for example, you cause ICTS to engage in business transactions with a company you control or with friends or relatives);

         -you, or a member of your family, receive improper personal benefits as a result of your position in ICTS (for example, you receive a loan or other benefit from a third party to direct ICTS business to a third-party).

         There are other situations in which conflicts of interest may arise.
Conflicts of interests may not always be clear-cut. If you have questions or concerns regarding a situation, please contact our Corporate Counsel.






         III. ACCURATE PERIODIC REPORTS

         As you are aware, full, fair, accurate, timely and understandable disclosure in the reports and other documents that we file with, or submit to, the SEC and in our other public communications is critical for us to maintain our good reputation, to comply with our obligations under the securities laws and to meet the expectations of our stockholders and other members of the investment community. You are to exercise the highest standard of care in preparing such reports and documents and other public communications, in accordance with the following guidelines:

-all accounting records, and the reports produced from such records, must be in accordance with all applicable laws and regulations;

-all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;

-all accounting  records must fairly and accurately reflect in reasonable detail
ICTS's assets, liabilities, revenues and expenses;

-no accounting records may contain any false or intentionally misleading entries;

-no  transactions   should  be  intentionally   misclassified  as  to  accounts,
departments or accounting periods;

-all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

-no relevant information should be concealed from the internal auditors or the independent auditors; and

-compliance with ICTS's system of internal controls is required.

IV. COMPLIANCE WITH LAWS

You are expected to understand and comply with both the letter and spirit of all applicable laws and governmental rules and regulations. V. REPORTING VIOLATIONS
You are expected to report any violations of this Code of Ethics promptly to the Chairman of the Audit Committee of the Supervisory Board.


         VI. CONSEQUENCES OF NON-COMPLIANCE WITH THIS CODE

         Violations of this Code will be reported to the Audit Committee. If you fail to comply with this Code of Ethics or applicable laws, rules or regulations
(including without limitation all rules and regulations of the Securities and Exchange Commission) you will be subject to disciplinary measures, up to and including discharge from ICTS, and any appropriate legal action.

         VII. AMENDMENT, MODIFICATION AND WAIVER

         This Code may be amended or modified by the Supervisory Board of ICTS.
Waivers of this Code may only be granted by the Board of Directors or a committee of the Board of Directors with specific delegated authority. Waivers will be disclosed to stockholders as required by the Securities Exchange Act of 1934 and the rules thereunder and the applicable rules of NASDAQ.
