Form 20-F/A
period 2003-12-31
ICTS INTERNATIONAL N V
filed 2004-07-22
CIK 1010134

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F/A


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


                         COMMISSION FILE NUMBER 0-28542
                                ----------------


                             ICTS INTERNATIONAL N.V.
   ------------------------------------------------- ------------------------
             (Exact Name of Registrant as specified in its charter)

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

                  Common Shares, par value .45 Euro per share
                   ------------------------------------------
                                 Title of Class

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

                                                       PART I

Item 1.  Identity of Directors, Senior Management and Advisers
                                 Not Applicable

Item 2.  Offer Statistics and Expected Timetable
                                 Not Applicable

Item 3.  Key information.

                                                        ICTS INTERNATIONAL N.V.
                                                      CONSOLIDATED BALANCE SHEETS
                                                (US $ in thousands, except share data)
                                                                                          December 31,
                                                                                       2003          2002
                                       A s s e t s
         CURRENT ASSETS:
             Cash and cash equivalents (note 2c)                                         $7,660       $32,465
             Restricted cash and short term investments (note 3)                          3,114        13,083
             Accounts receivable - trade                                                 13,798        15,628
             Short-term loan to a related party (note 19c)                                              3,738
             Prepaid expenses                                                             1,323         1,108
             Deferred income taxes (note 16b)                                               385         5,409
             Other current assets                                                         4,583         1,804
                                                                                        _______       _______
                    T o t a l  current assets                                            30,863        73,235
                                                                                        _______       _______
         INVESTMENTS:
             Investments in associated companies (note 5)                                 5,308         9,919
             Other investments (note 6)                                                  16,287         9,558
             Deferred income taxes (note 16)                                                 33            28
                                                                                        ________        ______
                                                                                         21,628        19,505
         PROPERTY AND EQUIPMENT (note 7):
             Cost                                                                        30,629        32,408
             Less - accumulated depreciation and amortization                             6,666         2,991
                                                                                        _______       _______
                                                                                         23,963        29,417
                                                                                        _______       _______
         GOODWILL (note 8)                                                                  314         1,167
                                                                                        _______       _______
          OTHER ASSETS , net of
             accumulated amortization (note 9)                                            7,732        2,120
                                                                                        _______       _______
                    T o t a l  assets                                                   $84,500      $125,444
                                                                                        _______       _______

                                                                                                December 31,
                                                                                             2003          2002
                             Liabilities and shareholders' equity
       CURRENT LIABILITIES:
           Short-term bank credit (note 10)                                                   $4,387        $8,651
           Current maturities of long-term liabilities (note 12)                               2,752         2,097
           Accounts payable - trade                                                              964           975
           Liabilities for losses of associated companies (note 5)                             2,130
           Accrued expenses and other liabilities (note 11)                                   17,865        46,585
                                                                                             _______       _______
                  Total  current liabilities                                                  28,098        58,308
                                                                                             _______       _______
       LONG-TERM LIABILITIES:
           Accrued severance pay (note 13)                                                        90            78
           Deferred income taxes (note 16b)                                                       19
           Long-term liabilities, net of current maturities (note 12)                          9,332         5,680
                                                                                             _______       _______
                  T o t a l  long-term liabilities                                             9,441         5,758
                                                                                             _______       _______
       COMMITMENTS AND CONTINGENT
           LIABILITIES (note 14)
                                                                                             _______       _______
                  T o t a l  liabilities                                                      37,539        64,066
                                                                                             _______       _______
       SHAREHOLDERS' EQUITY:
          Share capital - shares of common stock, par value 0.45 Euro,
              December 31, 2003 and 2002:
              Authorized - 17,000,000 shares; issued and outstanding -
              6,672,980 shares.                                                                3,605         3,605
           Additional paid-in capital                                                         19,670        19,670
           Retained earnings                                                                  30,612        49,516
           Accumulated other comprehensive loss                                               (5,947)      (10,434)
                                                                                             _______       _______
                                                                                              47,940        62,357

       Treasury stock at cost - December 31, 2003 and 2002-159,880 shares                       (979)         (979)
                                                                                             _______       _______
                  Total  shareholders' equity                                                 46,961        61,378
                                                                                             _______       _______
                  Total  liabilities and shareholders' equity                                $84,500      $125,444
                                                                                             _______       _______

Selected Financial Data

The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2001, 2002 and 2003:

                                                                                        Year ended December 31,
                                                                                   2003           2002          2001

REVENUES                                                                             $71,571      $279,931      $212,137
COST OF REVENUES                                                                      57,562       214,054       189,925
                                                                                     -------       -------       -------
GROSS PROFIT                                                                          14,009        65,877        22,212
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                           9,216        25,636        19,461
IMPAIRMENT OF ASSETS AND GOODWILL                                                     14,352         9,156
CONTRACT SETTLEMENT EXPENSES                                                           5,266
                                                                                     -------       -------       -------
OPERATING INCOME (LOSS)                                                              (9,559)        31,085         2,751
INTEREST INCOME                                                                        2,248         2,072         1,649
INTEREST EXPENSE                                                                     (1,222)       (1,678)       (1,637)
EXCHANGE DIFFERENCES                                                                   (242)         2,356         1,965
OTHER INCOME (EXPENSES), net                                                           (353)        41,229        29,520
                                                                                     -------       -------       -------
INCOME (LOSS) BEFORE TAXES ON INCOME                                                 (9,128)        75,064        34,248
TAXES ON INCOME                                                                        3,115        16,442         4,919
                                                                                     -------       -------       -------
INCOME (LOSS) FROM OPERATIONS OF THE COMPANY
AND ITS SUBSIDIARIES                                                                (12,243)        58,622        29,329
SHARE IN LOSSES OF ASSOCIATED
    COMPANIES - net                                                                  (6,661)       (1,807)         (395)
MINORITY INTERESTS IN PROFITS OF
    SUBSIDIARIES - net                                                                                           (2,736)
                                                                                     -------       -------       -------
NET INCOME (LOSS) FOR THE YEAR                                                     $(18,904)       $56,815       $26,198
                                                                                     -------       -------       -------
OTHER COMPREHENSIVE INCOME (LOSS):
    Translation adjustments                                                            3,456           710       (1,811)
    Unrealized gains (losses) on marketable securities                                   794           731         (345)
    Reclassification adjustment for losses for available for sale
        securities included in net income                                                237         (771)           368
                                                                                     -------       -------       -------
                                                                                       4,487           670       (1,788)
                                                                                     -------       -------       -------
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE
YEAR                                                                               $(14,417)       $57,485       $24,410
                                                                                     =======       =======       =======
EARNINGS (LOSSES) PER SHARE:
    Basic                                                                            $(2.90)         $8.85         $4.18
                                                                                     =======       =======       =======
    Diluted                                                                          $(2.90)         $8.80         $4.09
                                                                                     =======       =======       =======

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

                  Future minimum lease payments under long-term leases are as follows:

                                                     December 31,
                                                        2003

                           2004                           $1,208
                           2005                            1,110
                           2006                            1,012
                           2007                              946
                           2008 and afterwards            10,027
                                                         _________
                                                         $14,303
                                                         ========
                  Competition

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

                  Future minimum lease payments under long-term leases are as follows:
                                                     December 31,
                                                         2003

                           2004                           $1,208
                           2005                            1,110
                           2006                            1,012
                           2007                              946
                           2008 and afterwards            10,027
                                                        ---------
                                                         $14,303
                                                        =========

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

           Impairment in value of long-lived assets

          ICTS has adopted FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective January 1, 2002. FAS 144 requires that long-lived assets, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values. On December 31, 2003 an impairment test was conducted on the carrying value of long-lived assets of the Company pursuant to which it was determined that, as of the date of the impairment test, the impairment existed in connection with equipment at Explore's facilities in Baltimore, Maryland and Atlantic City, New Jersey in the amount of $9,108,675and leased equipment of $6,042,000. An amount of $1,595 was booked as liability concerning future development costs. (see Notes 1(b) and 7(e) to the financial statements).

           Discussion and Analysis of  Results of Operations

          The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2001, 2002 and 2003:

                                                              Year ended December 31,
                                                            2003               2002           2001
---------------------------------------------------- ------------------ -------------- --------------
REVENUES                                                      $ 71,571       $279,931       $212,137

---------------------------------------------------- ------------------ -------------- --------------
COST OF REVENUES                                                57,562        214,054        189,925
                                                                              -------        -------
---------------------------------------------------- ------------------ -------------- --------------
GROSS PROFIT                                                    14,009         65,877         22,212
---------------------------------------------------- ------------------ -------------- --------------
IMPAIRMENT OF ASSETS                                            14,352          9,156
---------------------------------------------------- ------------------ -------------- --------------
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                     9,216         25,636         19,461
                                                                               ------         ------
---------------------------------------------------- ------------------ -------------- --------------
OPERATING INCOME                                              ( 9,559)         31,085          2,751
---------------------------------------------------- ------------------ -------------- --------------
INTEREST INCOME                                                  2,248          2,072          1,649
---------------------------------------------------- ------------------ -------------- --------------
INTEREST EXPENSE                                               (1,222)        (1,678)        (1,637)
---------------------------------------------------- ------------------ -------------- --------------
EXCHANGE DIFFERENCES                                             (242)          2,356          1,965
---------------------------------------------------- ------------------ -------------- --------------
OTHER INCOME (EXPENSES)                                          (353)         41,229         29,520
                                                                               ------         ------
---------------------------------------------------- ------------------ -------------- --------------
INCOME BEFORE TAXES ON INCOME                                 ( 9,120)         75,064         34,248
---------------------------------------------------- ------------------ -------------- --------------
TAXES ON INCOME                                                  3,115         16,442          4,919
---------------------------------------------------- ------------------ -------------- --------------
INCOME FROM OPERATIONS OF THE COMPANY AND ITS
SUBSIDIAIRIES                                                 (12,243)         58,622         29,329
---------------------------------------------------- ------------------ -------------- --------------
SHARE IN PROFITS (LOSSES) OF ASSOCIATED COMPANIES
                                                               (6,661)        (1,807)          (395)
---------------------------------------------------- ------------------ -------------- --------------
MINORITY INTERESTS IN LOSSES (PROFITS) OF                            -
SUBSIDIARIES                                                                  _______        (2,736)
---------------------------------------------------- ------------------ -------------- --------------
NET INCOME FOR THE YEAR                                      $(15,904)        $56,815        $26,198
---------------------------------------------------- ------------------ -------------- --------------
OTHER COMPREHENSIVE INCOME (LOSS):
---------------------------------------------------- ------------------ -------------- --------------
Translation adjustments                                          3,456            710        (1,811)
Unrealized gains (losses) on marketable securities                 794            731          (345)
Reclassification adjustment for losses for
available for sale securities included in net income               237          (771)            368
                                                                                -----            ---
---------------------------------------------------- ------------------ -------------- --------------
                                                                 4,487            670        (1,788)
                                                                                  ---        -------
---------------------------------------------------- ------------------ -------------- --------------
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR                                $57,485        $24,410
                                                              $ 14,417         ======         ======
---------------------------------------------------- ------------------ -------------- --------------
EARNINGS PER SHARE:
          Basic                                                $(2.90)          $8.85          $4.18
                                                               ======           =====           ====
          Diluted                                              $(2.90)          $8.80          $4.09
                                                               =======           ====           ====

---------------------------------------------------- ------------------ -------------- --------------

          The following table sets forth, for the annual periods indicated, certain statement of operations data as a percentage of revenues:

                                                                   Year Ended December 31,

                                                                      2003      2002    2001

          Revenues.....................                                100%     100%    100%
          Cost of revenues.............                               80.4%    76.5%   89.5%
          Gross profit................                                19.6%    23.5%   10.5%
          Selling, general and
            administrative expenses.....                              12.9%     9.2%    9.2%
          Operating income .............                             (13.4%)   11.1%    1.3%
          Net income ...................                             (26.4%)   20.3%   12.4%

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

          Gross Profit. Gross profit is defined as revenues less costs directly related to such revenues as well as certain indirect expenses such as airport offices, airport fees, local training and other direct labor related expenses such as uniforms and transportation. Gross profit was positively impacted by a non-recurring contribution of $8.6 million in the third quarter. The non-recurring contribution is primarily the result of a reversal of an accrual made in 2002 to account for potential liabilities to former employees of the Company in its USA aviation security business, net of certain new accruals booked primarily to account for other estimated potential liabilities to such employees.

          Gross profit for the year ended December 31, 2003 was $14.0 million, 19.6%, as a percentage of revenue (2002: $65.9 million, 23.5% as a percentage of revenue). Management believes that the decrease in gross profit as a percentage of revenues is primarily attributable to the decrease in aviation security services as per the TSA contract.

Impairment of Assets. For the year ended December 31, 2003, ICTS incurred expenses of $14.3 million (2002: 9.2 million) attributable to impairment of assets. The expense is primarily attributable to the impairment of equipment related to the Companies' entertainment business in the U.S.A. In addition, the Company recorded an impairment loss in amount of $6,042 related to lease equipment in The Netherlands and goodwill impairment related to Demco, an Israeli subsidiary.

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

          Operating Profit. Operating loss for the year ended December 31, 2003 was $16.4 million as compared to an operating profit of $31.1 million for the year ended December 31, 2002.

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

Net cash used by operating activities for the year ended December 31, 2003 was $19.1 million as compared to net cash provided by operating activities $61.6 million for the year ended December 31, 2002 and net cash provided by operating activities of $987 for the year ended December 31, 2001. The decrease in cash for the year ended December 31, 2003 was primarily attributable to net loss of $25.8 million offset by non-cash expenses such as shares in losses of associated companies of $6.7 million and changes in operating assets and liabilities of $28.8 million,. The changes in operating assets and liabilities were primarily attributable to $2.1 million decrease in accounts receivable and an decrease of $28.9 million in accrued expenses and other liabilities, which was primarily related to severance pay and employee's claims of $19 million in connection with the reduction of ICTS's aviation security activities.

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

     The following table summarizes ICTS's obligations to make future payments under contracts:

     Contractual Obligations Due by Period at December 31, 2003.

     The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses for the years ended December 31, 2003, 2002 and 2001 were $1,166, $____ and $______ respectively.

              Future minimum lease payments under long-term leases are as follows:
                                           December 31,
                                                2003
                                          ---------------
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

              The project is being developed by ICTS and is performed in cooperation with various partners. The pilot program is being testedat Schiphol Airport in Amsterdam, The Netherlands and at Newark Liberty International Airport, New Jersey in the United States and is planned to be expanded in the near term to other European airports as well as other North American airports.

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

Menachem J. Atzmon is a Chartered accountant (Isr). Mr. Atzmon is a controlling shareholder of Harmony Ventures B.V. Since 1996 he has been the managing director of Albermale Investment Ltd. and Kent Investment Holding Ltd., both investment companies. Since January 1998 he has served as CEO of Seehafen Rostock. He has been a member of the Supervisory Board of ICTS since 1999. Mr. Atzmon has been investigated by the Israeli Securities and Exchange Commission as a part of an investigation conducted by such agency for suspected criminal acts under Israeli law, in connection with his past involvement with Rogosin Enterprises, Ltd., an Israeli company, as a third party.

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

Philip M. Getter, since 2000 he is a partner of DAMG Capital, LLC Investment Bankers. Prior thereto he was most recently head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. He has more than thirty years of corporate finance experience. Having served as Administrative Assistant to the Director of United States Atomic Energy Commission from 1958 to 1959, he began his Wall Street career as an analyst at Bache & Co. in 1959. He was a partner with Shearson, Hammill & Company from 1961 to 1969 and a Senior Partner of Devon Securities, an international investment banking and research boutique from 1969 to 1975. Mr. Getter was a member of the New York Society of Security Analysts. From 1975 to 1983 he was President and CEO of Generics Corporation of America, a public company that was one of the largest generic drug manufacturers in the United States. As Chairman and CEO of Wolins Pharmacal from 1977 to 1983 he led the reorganization and restructuring one of the oldest and largest direct to the profession distributors of pharmaceuticals.

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

         Related Party Transactions.

           In 2001 and 2002, as part of the sale of its European operations, ICTS in exchange for services rendered by the members of the Supervisory Board and certain executives paid out the following bonuses:

------------------------------------ --------------------- -----------------------------
           Name                                     2001                        2002
           ----                                     ----                        ----


         Ezra Harel                        $ 1,800,000 (1)                $  2,451,000(1)
         Boaz Harel                        $   169,000 (2)                $     71,000
         Savinoam Avivi                    $    18,000                    $     23,000
         Michael Barnea                    $   225,000 (3)                $    293,000(3)
         Gerald Gitner                     $   118,000                    $     24,000
         Menachem  Atzmon                  $   412,000 (4)                $    541,000(4)
         Amos Lapidot                      $    18,000                    $     23,000
         Lior Zouker                       $ 1,080,000 (5)                $  1,499,000(5)
         Albert Nissim                     $    30,000                    $     36,000
         Stefan Vermeulen                        0                        $     45,000
         Eli Talmor                        $     0                                   0
         Doron Zicher                      $    21,000                    $    146,000
         Leedan                            $   163,000 (6)                $  1,208,000
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

         In July 2000, each of ICTS and ICTS Tourist Attractions Ltd. ("ITA"), purchased 16 common shares for $16,000 each of Ramasso from Leedan, representing 40% each of the outstanding share capital of Ramasso. The remaining 20% shares in Ramasso are held by a company controlled by Leedan. ICTS provided loans to Ramasso from time to time aggregating approximately $3,000,000 bearing an annual interest rate of 4.25% which has no fixed repayment. Ramasso owns and operates, a Time Elevator in Rome, Italy. In April, 2003 the Company provided a financial institution that financed the Time Elevator in Rome, with a guaranty securing the repayment of such financing. At the time the guaranty was provided the amount of the financing provided by such financial institution to Time Elevator in Rome has been net 1,838,390 Euro's. (See Note 5(b) to the financial statements).

         In December 2000, ICTS exercised an option to purchase 100 common shares of ITA for $600,000, representing 10% of the outstanding share capital of ITA. On October 14, 2001, ICTS agreed to increase its investment in ITA under the following principal terms: (a) ICTS provided ITA with a $3,000,000 loan [which released a $1,000,000 bank guaranty previously provided by ICTS in favor of ITA]; (b) ICTS was granted with a warrant to purchase 12% of ITA shares exercisable during a period of three years, at an exercise price that shall be determined according to an evaluation of ITA to be made by an independent consultant; (C)) ICTS was granted [a right of first refusal] to establish and own, on its own account, any Time Elevator project to be initiated by ITA in the United States [and Europe]; (d) ITA will supervise and manage the establishment of such projects for a fee that shall be equal to 20% of the projects costs; (e) ICTS has the option to acquire from ITA 20% of ITA's stake in each Time Elevator project of ITA in Europe for a period of two years from the start of such project; and (f) ITA has the option to acquire from ICTS 20% of ICTS's stake in each Time Elevator project of ICTS for a period of two years from the start of such project. The first project for which ICTS exercise its right of first refusal is in Atlantic City, New Jersey where ICTS is currently engaged in the establishment of the Time Elevator project. The second project in which ICTS exercised its right of first refusal, is in Baltimore, Maryland where ICTS is currently establishing a Time Elevator project. As of May 31, 2004, ICTS has invested $9,000,000 in the Atlantic City project and $4,400,000 in the Baltimore, Maryland project. ITA is entitled to receive a management fee of 20% for the services they provide in the development and construction of each of these projects.

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

The reported high and low sales prices per share during the years ending December 31, 2001, 2002 and 2003 as reported on NASDAQ were as follows:

The reported high and low closing sales prices per share during each quarter as reported on NASDAQ were as follows:

          2001:                             High    Low
                                            ----    ---
                  First quarter             $7.81  $5.75
                  Second quarter             7.55   4.75
                  Third quarter             10.60   4.00
                  Fourth quarter            11.59   6.51


          2002:                             High     Low
                                            ----    ---
                  First quarter             $7.75   $6.71
                  Second quarter            10.20    6.04
                  Third quarter              7.72    5.00
                  Fourth quarter             8.62    4.91

         2003:                              High    Low
                                            ----    ---
                  First quarter             $6.14   $5.08
                  Second quarter             5.10    3.99
                  Third quarter              4.42    3.12
                  Fourth quarter             3.63    2.49

         2004:                              High    Low
                                            ----    ---
                  First quarter             $3.98   $3.03
                  Second quarter            $8.42   $3.25

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

         Item 16C.         Principal Accountant Fees and Services

         Auditors' fees for the year 2003 were the following:

Audit fees
Audit fees                                          $452,544
Other accounting services fees                        $  685
Sub total                                           $453,229
Non-Audit services:
Tax consultation services                            $50,527
Tax returns                                          $54,000
Total non-audit services                            $104,527

Total fees                                          $557,756


                                                                    PART III
         Item 17. Financial Statements
                   See Item 18.
         Item 18. Financial Statements
         Report of Independent Auditors
         Consolidated Financial Statements:
         Consolidated Balance Sheets
         Consolidated Statements of Operations
         and Comprehensive Income
         Consolidated Statements of Changes in
         Shareholders' Equity.
         Consolidated of Statements of Cash Flows
         Notes to Consolidated Financial Statements

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

                             ICTS INTERNATIONAL N.V.
                               2003 ANNUAL REPORT

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                                     Page
Report of independent auditors                                                                    F-2 - F-3
Consolidated financial statements:
    Consolidated balance sheets                                                                   F-4 - F-5
    Consolidated statements of operations and comprehensive income (loss)                            F-6
    Consolidated statements of changes in shareholders' equity                                       F-7
    Consolidated statements of cash flows                                                          F-8- F-9
Notes to consolidated financial statements                                                       F-10 - F-52


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



Tel Aviv, Israel                                                                      Kesselman & Kesselman
    July 13, 2004                                                             Certified Public Accountants (Isr.)

                                                        ICTS INTERNATIONAL N.V.
                                                      CONSOLIDATED BALANCE SHEETS
                                                (US $ in thousands, except share data)


                                                                                          December 31,
                                                                                       2003          2002
                                       A s s e t s
         CURRENT ASSETS:
             Cash and cash equivalents (note 2c)                                         $7,660       $32,465
             Restricted cash and short term investments (note 3)                          3,114        13,083
             Accounts receivable - trade                                                 13,798        15,628
             Short-term loan to a related party (note 19c)                                              3,738
             Prepaid expenses                                                             1,323         1,108
             Deferred income taxes (note 16b)                                               385         5,409
             Other current assets                                                         4,583         1,804
                                                                                        _______       _______
                    T o t a l  current assets                                            30,863        73,235
                                                                                        _______       _______
         INVESTMENTS:
             Investments in associated companies (note 5)                                 5,308         9,919
             Other investments (note 6)                                                  16,287         9,558
             Deferred income taxes (note 16b)                                                33            28
                                                                                        _______       _______
                                                                                         21,628        19,505
                                                                                        _______       _______
         PROPERTY AND EQUIPMENT (note 7):
             Cost                                                                        30,629        32,408
             Less - accumulated depreciation and amortization                             6,666         2,991
                                                                                        _______       _______
                                                                                         23,963        29,417
                                                                                        _______       _______
         GOODWILL (note 8)                                                                  314         1,167
                                                                                        _______       _______
          OTHER ASSETS , net of
             accumulated amortization (note 9)                                            7,732         2,120
                                                                                        _______       _______
                    T o t a l  assets                                                   $84,500      $125,444
                                                                                        _______       _______
                                                                                        _______       _______



                                                                                                December 31,
                                                                                             2003          2002
                             Liabilities and shareholders' equity
       CURRENT LIABILITIES:
           Short-term bank credit (note 10)                                                   $4,387        $8,651
           Current maturities of long-term liabilities (note 12)                               2,752         2,097
           Accounts payable - trade                                                              964           975
           Liabilities for losses of associated companies (note 5)                             2,130
           Accrued expenses and other liabilities (note 11)                                   17,865        46,585
                                                                                             _______       _______
                  Total  current liabilities                                                  28,098        58,308
                                                                                             _______       _______
       LONG-TERM LIABILITIES:
           Accrued severance pay (note 13)                                                        90            78
           Deferred income taxes (note 16b)                                                       19
           Long-term liabilities, net of current maturities (note 12)                          9,332         5,680
                                                                                             _______       _______
                  T o t a l  long-term liabilities                                             9,441         5,758
                                                                                             _______       _______
       COMMITMENTS AND CONTINGENT
           LIABILITIES (note 14)
                                                                                             _______       _______
                  T o t a l  liabilities                                                      37,539        64,066
                                                                                             _______       _______
       SHAREHOLDERS' EQUITY:
          Share capital - shares of common stock, par value 0.45 Euro,
              December 31, 2003 and 2002:
              Authorized - 17,000,000 shares; issued and outstanding -
              6,672,980 shares.                                                                3,605         3,605
           Additional paid-in capital                                                         19,670        19,670
           Retained earnings                                                                  30,612        49,516
           Accumulated other comprehensive loss                                               (5,947)      (10,434)
                                                                                             _______       _______
                                                                                              47,940        62,357

       Treasury stock at cost - December 31, 2003 and 2002-159,880 shares                       (979)         (979)
                                                                                             _______       _______
                  Total  shareholders' equity                                                 46,961        61,378
                                                                                             _______       _______
                  Total  liabilities and shareholders' equity                                $84,500      $125,444
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
                                                                                    ______         ______        ______
                                                                                    ______         ______        ______

                                               ICTS INTERNATIONAL N.V.
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 (US $ in thousands)



                                                                                     Year ended December 31,
                                                                                2003          2002          2001
SUPPLEMENTAL DISCLOSURES OF CASH
    FLOW ACTIVITIES:
    Cash paid during the year for:
    Interest                                                                       $578         $906        $1,199
                                                                                _______       ______        ______
    Taxes on income                                                              $5,679      $19,876        $2,548
                                                                                _______      _______       _______
SUPPLEMENTAL DISCLOSURES OF NON-CASH
    INVESTING AND FINANCING ACTIVITIES:
    Investment in Subsidiary (note 4b)                                                          $589
                                                                                             _______
    Purchase of  equipment (note 7d)                                                          $8,500
                                                                                             _______


                                                                             Year ended December 31,
                                                                                2003         2002
(a) Acquisitions of subsidiaries and operations (see notes 4 and 5a(3)):
       Assets and liabilities of the subsidiaries and operations
         acquired at date of acquisition, net of cash acquired:
           Working capital, excluding cash and cash equivalents                                $410
           Property, equipment and investments                                   $163           183
              Intangible assets                                                 5,266         2,701
           Accrued severance pay                                                                 (3)
                                                                             _______          _______
                                                                                5,429         3,291
       Goodwill                                                                               1,181
       Less:
         Carrying amount of investments in those companies
           prior to consolidation                                                            (2,610)
         Long term liabilities - issuance of notes                             (1,176)
         Loan, including interest thereon, which was granted
           in the past and waived                                              (3,542)
                                                                             _______         _______
                                                                                  711         1,862
       Less- non-cash investment                                                                589
                                                                             _______         _______
                                                                                 $711        $1,273

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

             h.   Other assets and Intangible assets

                  The intangible  asset  pertaining to customer  relationships  is being  amortized over 10 years.  Technology is being  amortized  over 3 years and presented net of write down in value. See note 9.
                  As to know-how acquired in December 2003 see notes 5a(3) and 9.

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
                                                                             ______        ______


                       In December 2003 the Company  signed an agreement to buy the  activities and
                       fixed   assets   ($163)  of  ITA.   The  Company  paid  a  total  amount  of
                       approximately  $5.4  million by waiving  the  $3,000  loan and $542  accrued interest,  issuing a deferred note of $546 and a promissory note of $685 and by paying  $711 in cash to ITA.  As to the  terms of these  notes - see note
                       12. The purchase price was based on fairness  opinion that was based on free cash  generated  from  future  projects  of ITA,  in which  ICTS  planned to invest.  Through  the date of  acquisition  the free cash of ITA was derived mainly  from  ICTS  under an  agreement  between  ICTS and  ITA,  which  was cancelled in the acquisition  agreement  mentioned above (see note 19g). The amount  exceeding the fair value of the net tangible  assets was  attributed to know-how.

                       Subsequent  to  December  31,  2003,  as a result of the poor  results  of the entertainment projects (see note 7e) and their impairment,  management resolved to cease the development of this  business  and not to start new projects in the foreseeable  future.  As a result,  the company  has  written off the entire amount of the  know-how as above,  and carried the loss from the impairment to results from operations in 2004 (see note 9).


                       (a)  In October  2001,  the  Company  was  granted a warrant to  purchase an additional  12% of ITA  shares,  exercisable  over a  period  of  three years,  at an exercise  price that shall be determined  according to an evaluation  of  ITA  to be  made  by an  independent  consultant.  As a result, ICTS has determined that it obtained  significant  influence in
                            ITA and  therefore,  accounted for its investment by the equity method.
                            As a result of the  agreement  signed in  December  2003,  the  warrant expired. The investment in ITA as of December 2003 is valued at zero.

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)

                       (b)  The loan bore annual  interest of Libor +3%.  The loan was waived as part of the above mentioned deal.

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
                                                                                                          _______
F-26


                                                                                                          _______

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


(b) Investment in VCON Ltd. ("VCON"):

(1) In January 2002, ICTS purchased  909,091 shares of VCON for $1.10 per share and invested in a convertible note with a fare value of $2 million.  See 92) below.
VCON is a publicly held company,  the  shares of which are traded on Nouveau
March.  The share price as of December  31, 2003 was $0.75.  In  addition,  ICTS received 3 year  warrants  to purchase  1,402,597  shares of VCON at a price per share of $1.40.  The fair value of the warrants as of December 31, 2003 is $348.
The fair value of the warrants was  calculated  using Black & Scholes  Valuation model.

(2) The note, secured by a second degree floating charge to all existing debt of VCON, is convertible into shares of VCON at a conversion price of $1.00 per share, bears annual interest at the rate of 2% and is repayable in quarterly installments of $160 starting May 2004. The note is presented net of a current maturity of $480, which is presented among other current assets.

The value of the conversion feature amounted to $262, is accumulating as additional interest over the terms of the note.

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
                                                                                      _______       _______

                    *  Net of an impairment provisions of $13,555, see (d,e) below.

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



NOTE 8 - GOODWILL:

a. The changes in the carrying value of goodwill, as assigned to the Company's reportable segments, for the year ended December 31, 2003, are as follows:

                                                                           Aviation
                                                                           Security    ----------     Total
                                                                                         Other
                 Balance as of January 1, 2002                                 $8,484                    $8,484
                 Goodwill arising from previous investments in
                    companies consolidated for the first time                     314          $427         741
                 Goodwill arising on acquisition during the year                                440         440
                 Translation adjustments and differences                                        (14)        (14)
                 Impairment of Goodwill                                        (8,484)                   (8,484)
                                                                              _______       _______     _______
                 Balance as of December 31, 2002                                  314           853       1,167
                 Adjustment resulting from exercising
                    option (see note 4b)                                                        (56)        (56)
                 Impairment of Goodwill (see note 4b)                                          (797)       (797)
                                                                              _______       _______     _______
                 Balance as of December 31, 2003                                 $314          $-          $314
                                                                              _______       _______     _______



b. As explained in note 2g, commencing January 1, 2002 goodwill is no longer amortized. The following table illustrates the Company's results adjusted to eliminate the effect of goodwill amortization expense, including goodwill with respect to an associated company accounted for by the equity method:

                                                                                 Year ended December
                                                                                         31
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
                                                                                      _______



NOTE 9 - OTHER ASSETS:

a.       As of  December 31, 2003, comprised of the following:

                                                                                               December 31,
                                                             December 31, 2003                     2002
                                                   Gross
                                                 carrying   -------------------   Amortized      Amortized
                                                  amount        Accumulated        balance        balance
                                                               amortization

                  Know-how(1)                         $5,266                        $5,266
                  Customer relationship(2)*            1,879         $188           $1,691         $1,879
                  Technology(3)**                        277          147              130            172
                  Other                                  645                           645             69
                                                     _______      _______          _______        _______
                                                      $8,067       $  335           $7,732         $2,120
                                                     _______      _______          _______          _____
                                                     _______      _______          _______          _____


                  (1)    Relating to the acquisition of the entertainment business, see note 5a(3).
                         Subsequent to December 31, 2003 this asset was written off.
                  *(2)   Relating to contract with Schiphol Airport, see note 4a.
                  **(3)  Relating to technology acquired by a subsidiary.

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


             h.   As mentioned in note 5a(4) ICTS guaranteed certain bank loans of IMA which has commenced bankruptcy proceedings in Italy.  As explained in this note the company provided for the full exposure relating to the balance of such loans as of
                  December 31, 2003.  Under the Italian law and in certain defined cirucumstances the liquidator of IMA may reclaim a refund of amount paid by IMA to the bank, in which case the company might be required to repay such amounts under the above guarantee up to the amount of original guarantee. The maximum contingent liability of the company is
                  $1,000,000. The company is currently not in a position to assess the likelihood that this contingency will materialze.

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

             b.   Deferred taxes:

                  1)   Deferred tax assets have been computed in respect of the following:

                                                                                     December 31,
                                                                                    2003          2002

                       Carryforward losses                                          9,660       $3,004
                       Fixed assets and intangible assets                           2,554
                       Provision for Shut down costs                                             3,528
                       Accruals and other reserves                                   (367)       1,046
                       Provision for bad debts                                        735          812
                       Other                                                           31           51
                                                                                  _______      _______
                                                                                   12,613       $8,441
                       Less - valuation allowance                                  12,214        3,004
                                                                                  _______      _______
                                                                                      399       $5,437
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

             a. Business segment data:

1)       Financial data relating to reportable operating segments:

                  Year ended December 31, 2003:

                                                   Aviation
                                                   Security    -----------    Entertainment        Other          Total
                                                                 Leasing
       Revenues:
         Unaffiliated customers                      $66,454        $2,995         $643              $1,479       $71,571
         Intersegment                                    418                                          3,884         4,302
                                                     _______      _______        _______            _______       ________
       Total revenues                                $66,872        $2,995         $643              $5,363       $75,873
                                                     _______      _______        _______            _______       ________
                                                     _______      _______        _______            _______       ________
       Operating income (loss)                       $12,215       $(5,476)     $(10,114)           $(3,603)     $( 6,978)
                                                     _______      _______        _______            _______       ________
                                                     _______      _______        _______            _______       ________
       Assets (at end of year)                       $36,087       $36,340      $ 10,401            $51,594      $134,422
                                                     _______      _______        _______            _______       ________
                                                     _______      _______        _______            _______       ________
       Goodwill (at end of year)                        $314                                                         $314
                                                     _______                                                      ________
                                                     _______                                                      ________
       Expenditures for segment assets                  $259                      $7,451               $299        $8,009
                                                     _______                     _______            _______       ________
                                                     _______                     _______            _______       ________
       Depreciation and amortization                    $493    $2,427              $265               $184        $3,369
                                                     _______      _______        _______            _______       ________
                                                     _______      _______        _______            _______       ________
       Non cash expenditures other
          than depreciation and amortization                    $6,042            $7,513               $797       $14,352
                                                                  _______        _______            _______
                                                                                                                   _______
                                                                  _______        _______             ______        _______


                  Year ended December 31, 2002:

                                                   Aviation
                                                   Security    -----------    Entertainment        Other          Total
                                                                 Leasing
       Revenues:
         Unaffiliated customers                     $277,636        $1,370                             $925      $279,931
         Intersegment                                 12,263                                         12,926        25,189
                                                     _______      _______                           _______       ________
       Total revenues                               $289,899        $1,370                          $13,851      $305,120
                                                     _______      _______                           _______       ________
                                                     _______      _______                           _______       ________
       Operating income (loss)                      $37,731          $271        $(517)             $1,963       $39,448
                                                     _______      _______         _____             _______       ________
                                                     _______      _______         _____             _______       ________
       Assets (at end of year)                       $52,809       $36,605       $7,259             $54,840      $153,513
                                                     _______      _______         _____             _______       ________
                                                     _______      _______         _____             _______       ________
       Goodwill (at end of year)                        $314                                           $853        $1,167
                                                     _______                                        _______       ________
                                                     _______                                        _______       ________
       Expenditures for segment assets                  $320    $23,384          $3,618              $2,088       $29,410
                                                     _______      _______         _____             _______       ________
                                                     _______      _______         _____             _______       ________
       Depreciation and amortization                    $206    $1,158                                  $79        $1,443
                                                     _______      _______                           _______       ________
                                                     _______      _______                           _______       ________
       Non cash expenditures other
        Than depreciation and amortization            $9,156                                           $932       $10,778
                                                     _______                                        _______       ________
                                                     _______                                        _______       ________



NOTE 18 - SEGMENT INFORMATION (continued):

       Year ended December 31, 2001:

                                                   Aviation
                                                   Security    ------------------      Other         Total
                                                                 Entertainment
       Revenues:
         Unaffiliated customers                     $211,707                              $430       $212,137
         Intersegment                                  1,186                               679          1,865
                                                     _______                            _______      ________
       Total revenues                               $212,893                            $1,109       $214,002
                                                     _______                            _______      ________
                                                     _______                            _______      ________
       Operating income (loss)                       $13,723                           $(1,145)       $12,578
                                                     _______                            _______      ________
                                                     _______                            _______      ________
       Assets (at end of year)                       $39,261        $3,480              $5,126        $47,867
                                                     _______         _____              _______      ________
                                                     _______         _____              _______      ________
       Goodwill (at end of year)                      $8,484                                           $8,484
                                                     _______                                         ________
                                                     _______                                         ________
       Expenditures for segment assets                $1,496            $2                             $1,498
                                                     _______         _____                           ________
                                                     _______         _____                           ________
       Depreciation and amortization                  $2,061                               $29         $2,090
                                                     _______                            _______      ________
                                                     _______                            _______      ________


2)       Following is a reconciliation of net revenues, operating income and assets of the reportable segments to the data included in the consolidated financial statements:


                                                                            Year ended December 31
                                                                       2003           2002           2001
     Revenues:
         Total revenues of reportable segments                        $70,510        $291,269       $212,893
         Other revenues                                                 5,363          13,851          1,109
         Elimination of intersegment revenues                          (4,302)        (25,189)        (1,865)
                                                                        _______       ________      ________
         Total consolidated revenues                                  $71,571        $279,931       $212,137
                                                                        _______       ________      ________
                                                                        _______       ________      ________

     Operating Income:
         Total operating income (loss) of reportable segments        $( 3,375)        $37,485        $13,723
         Other                                                         (3,603)          1,963         (1,145)
         Amounts not allocated to segments:
           General and administrative expenses                         (2,581)         (8,363)        (9,827)
           Interest income                                              2,248           2,072          1,649
           Interest expense                                            (1,222)         (1,678)        (1,637)
           Exchange defferences                                          (242)          2,356          1,965
           Other income (expenses)                                       (353)         41,229         29,520
                                                                        _______       ________      ________
         Consolidated income (loss) before taxes on income           $( 9,128)        $75,064        $34,248
                                                                        _______       ________      ________
                                                                        _______       ________      ________

     Assets (at end of year):
         Total assets of reportable segments                          $82,828         $98,673        $42,741
         Total goodwill of reportable segments                            314             314          8,484
         Other assets                                                  51,594          55,693          5,126
         Elimination of intersegment balances                         (71,108)        (41,774)       (13,378)
         Assets not allocated to segments                              20,872          10,174         30,990
                                                                        _______       ________      ________
         Total consolidated assets (at end of year)                   $84,500         $12,538        $73,963
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
                                                               _______        _______         _______
                                                               _______        _______         _______

2)       The Company's long-lived assets, net of accumulated  depreciation,  are located in the following geographical areas:

                                                                         December 31,
                                                              2003          2002            2001
                        The Netherlands                       $19,569       $23,543         $9,107
                         USA                                    9,098         5,393            621
                        Other                                     562           480             68
                                                              _______       _______        _______
                        Total                                 $29,229       $29,417         $9,796
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

---------------------------------------------------------------------------------------------------
             The weighted  average fair value of options granted during the year, using the Black &
             Scholes option-pricing model was $2.03 and $1.67 for 2002 and 2001, respectively.
             During 2003 no options were granted.



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

F-49
NOTE 22 - SUBSEQUENT EVENT





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



         Date:    July 13, 2004

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


         Date:   July 13, 2004
         By: /s/ Michael Barnea

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


         Date: July 13, 2003

         By: /s/ Stefan Vermuelen