Form 20-F
period 2004-12-31
ICTS INTERNATIONAL N V
filed 2005-07-26
CIK 1010134

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      FOR THE TRANSITION PERIOD FROM           TO
                                     ---------    -------

COMMISSION FILE NUMBER 0-28542

                             ICTS INTERNATIONAL N.V.
             ------------------------------------------------------
             (Exact Name of Registrant as specified in its charter)

                                 Not Applicable
             ------------------------------------------------------
                 (Translation of Registrant's name into English)

                                 The Netherlands
             ------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
             ------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: Name of each exchange on which registered:

     None                        None
     ----                        ----

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                   Common Shares, par value .45 Euro per share
             ------------------------------------------------------
                                 Title of Class

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None
             ------------------------------------------------------
                                 Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004: 6,672,980

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [X]           NO [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [_]       Item 18 [X]

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

                                Table of Contents

     Part I
     ------
     Item 1          Identity of Directors, Senior Management and Advisers
     Item 2          Offer Statistics and Expected Timetable
     Item 3          Key Information
     Item 4          Information on the Company
     Item 5          Operating and Financial Review and Prospects
     Item 6          Directors, Officers and Employees
     Item 7          Major Shareholders and Related Party Transactions
     Item 8          Financial Information
     Item 9          The Offering and Listing
     Item 10         Additional Information
     Item 11         Quantitative and Qualitative Disclosures about Market Risk
     Item 12         Description of Securities other than Equity Securities

     Part II
     -------
     Item 13         Defaults, Dividend Arrearages and Delinquencies
     Item 14 Material Modifications to the Rights of Security Holders and the Use of Proceed
     Item 15         Controls and Procedures

     Part III
     --------
     Item 17         Financial Statements
     Item 18         Financial Statements
     Item 19         Exhibits

     Exhibits
     --------
     Exhibit 8 Subsidiaries (incorporated by reference to Item 4-- Information on the Company--Organizational Structure)
     Exhibit 10.1    Consolidated Financial Statements (included herein)
     Exhibit 10.2 Certification by the Registrant's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                     Section 906 of the Sarbanes-Oxley Act of 2002 (included herein)
     Exhibit 10.3 Certification by the Registrant's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                     Section 906 of the Sarbanes-Oxley Act of 2002 (included herein)

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

                                 Not Applicable

Item 2.  Offer Statistics and Expected Timetable

                                 Not Applicable

Item 3.  Key information.

      Selected Financial Data. Selected Consolidated Statements of Income Data set forth below have been derived from ICTS Consolidated Financial Statements which were prepared in accordance with US GAAP. The Selected Consolidated Financial Data set forth below should be read in conjunction with Item 5 Operating and Financial Review and ICTS Consolidated Financial Statements and the Notes to those financial statements included in Item 18 in this Annual Report.

                                                  (U.S Dollars in thousands)
   --------------------------------------------------------------------------------------------------------------
                                             2004             2003            2002           2001         2000
   --------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                3,426            7,660          32,465         17,414        6,306
   --------------------------------------------------------------------------------------------------------------
    Current Assets                          24,668           30,863          73,235         47,776       48,852
   --------------------------------------------------------------------------------------------------------------
    Total Assets                            54,962           84,500         125,444         73,963       77,775
   --------------------------------------------------------------------------------------------------------------
    Current Liabilities                     26,660           28,099          58,308         36,519       35,625
   --------------------------------------------------------------------------------------------------------------
    Shareholders' equity                    21,506           46,961          61,378         37,260       27,475
   --------------------------------------------------------------------------------------------------------------

Selected Financial Data Statement of Operations

The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2000, 2001, 2002, 2003 and 2004:

                                                                                      Year ended December 31,
                                                             ------------------------------------------------------------------
                                                                  2004          2003         2002          2001           2000
                                                             ----------    ----------    ----------    ----------    ----------
                                                                         (U.S Dollars in thousands except per share data)
REVENUES                                                     $   62,778    $   71,571    $  279,931    $  212,137    $  147,364
COST OF REVENUES                                                 57,904        57,562       214,054       189,925       131,540
                                                             ----------    ----------    ----------    ----------    ----------
GROSS PROFIT                                                      4,874        14,009        65,877        22,212        15,824
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                     13,212         9,216        25,636        18,641        11,631
IMPAIRMENT OF ASSETS AND GOODWILL                                15,422        14,352         9,156           820         1,151
                                                             ----------    ----------    ----------    ----------    ----------
OPERATING INCOME (LOSS)                                         (23,760)       (9,559)       31,085         2,751         3,042
INTEREST INCOME                                                     470         2,248         2,072         1,649           733
INTEREST EXPENSE                                                 (1,160)       (1,222)       (1,678)       (1,637)       (1,927)
EXCHANGE DIFFERENCES                                                (83)         (242)        2,356         1,965           851
OTHER INCOME (EXPENSES), net                                     (2,907)         (353)       41,229        29,520        (1,145)
                                                             ----------    ----------    ----------    ----------    ----------
INCOME (LOSS) BEFORE TAXES ON INCOME                            (27,440)       (9,128)       75,064        34,248         1,554
INCOME TAXES BENEFIT (EXPENSE)                                    3,184        (3,115)      (16,442)       (4,919)         (737)
                                                             ----------    ----------    ----------    ----------    ----------
INCOME (LOSS) FROM OPERATIONS OF THE
      COMPANY AND ITS SUBSIDIARIES                              (24,256)      (12,243)       58,622        29,329           817
SHARE IN LOSSES OF ASSOCIATED
      COMPANIES - net                                            (1,706)       (6,661)       (1,807)         (395)           25
MINORITY INTERESTS IN PROFITS OF
      SUBSIDIARIES B net                                                                                   (2,736)           28
                                                             ----------    ----------    ----------    ----------    ----------
NET INCOME (LOSS) FOR THE YEAR                               $  (25,962)   $  (18,904)   $   56,815    $   26,198    $      870
                                                             ----------    ----------    ----------    ----------    ----------
OTHER COMPREHENSIVE INCOME (LOSS):
      Translation adjustments                                     1,043         3,456           710        (1,811)       (2,516)
      Unrealized gains (losses) on marketable securities           (616)          794           731          (345)       (7,748)
      Reclassification adjustment for losses for available
      for sale securities included in net income                   --             237          (771)          368         7,627
                                                             ----------    ----------    ----------    ----------    ----------
                                                                    427         4,487           670        (1,788)       (2,637)
                                                             ----------    ----------    ----------    ----------    ----------
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE
      YEAR                                                   $  (25,535)   $  (14,417)   $   57,485    $   24,410    $   (1,767)
                                                             ==========    ==========    ==========    ==========    ==========
EARNINGS (LOSSES) PER SHARE:
      Basic                                                  $    (3.98)   $    (2.90)   $     8.85    $     4.18    $     0.14
                                                             ==========    ==========    ==========    ==========    ==========
      Diluted                                                $    (3.98)   $    (2.90)   $     8.80    $     4.09    $     0.14
                                                             ==========    ==========    ==========    ==========    ==========
Weighted average shares of common stock outstanding           6,524,250     6,513,100     6,419,575     6,263,909     6,248,536
Adjusted Diluted weighted average shares of common stock
outstanding                                                   6,524,250     6,513,100     6,453,447     6,412,535     6,292,631
                                                             ==========    ==========    ==========    ==========    ==========

      Risk Factors

                  You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks actually occur, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

      Developments that have had a significant impact on our operations.

                  Two major events in 2001 and early 2002 significantly changed our business operations: (i) the sale of substantially all of our European operations and (ii) the passage of the Aviation and Transportation Security Act (the "Security Act") by the United States Congress in response to the terrorist attacks on September 11, 2001 pursuant to which the Federal government through the Transportation Security Administration (the "TSA") took over aviation security services in the U.S. in November 2002. As a result of these events, we have limited aviation security operations in Europe and in the U.S. We previously derived most of our revenues from the provision of aviation security services and we have developed substantial experience and expertise in that field. If we are unable to increase revenues from aviation security services, our financial condition and results of operations will be adversely affected.

                  If we are unsuccessful in resolving our disagreements with the TSA there may be a significant material adverse effect on our financial condition.

                  In February 2002, we entered into an aviation security services contract with the TSA to continue to provide aviation security services in all of our current airport locations until the earlier of either the completed transition of these security services on an airport by airport basis to the U.S. Federal Government or November 2002.

                  In connection with payments made by the TSA to Huntleigh USA, a wholly owned subsidiary of the Company, for aviation security services provided in 2002, the Defense Contract Management Agency has indicated that it believes that Huntleigh should not have been paid on a fixed price basis as believed by Huntleigh, but on an actual costs plus what the TSA would consider a reasonable profit. On that later basis Huntleigh may be required to repay to the TSA the difference between such amount and the actual amounts paid to it. Huntleigh however has various claims for additional amounts it considers are due to it for the services provided to the TSA.

                  The Company estimates that if the TSA will claim such difference from Huntleigh and will prevail in all of its contentions, and none of Huntleigh's claims will be recognized, then the Company may suffer a loss in an amount of about $41 Million. No provisions have been made by the Company with respect to the above potential claims.

                  Claim for Loss of Business

                  The Security Act provides that all aviation security services in the U.S. will be handled by the federal government through the TSA. As a result of the passage of the Security Act the TSA took over aviation security in the U.S. For the year ended December 31, 2002, the TSA accounted for 73% of our revenues and for the years ended December 31, 2003 and 2004 the TSA accounted for -0-% of our revenues. Our failure to be able to meet the TSA's requirements or to secure contracts from the TSA will have a material adverse affect on our business.

                  As a foreign corporation, the Company is not eligible to bid for security service contracts with the TSA.

                  Huntleigh's main business was providing airport security services to airlines and airports as a result of the creation of the TSA and the requirement that the TSA take over airport security Huntleigh has lost its principal business. Huntleigh has commenced legal action against the U.S. Government for the "Taking" of its business and to protect its rights under the Fifth Amendment of the U.S. Constitution. Huntleigh seeks to recover the going concern value of the lost business. The suit was brought in the U.S. Court of Claim and is in the early stages. The Court has rejected the U.S. Governments motion to dismiss the Complaint for failure to state a cause of action. A motion for reconsideration has been filed by the defendant, but denied. No discovery has taken place to date. Discovery is scheduled for July 15, 2005. There can be no assurance as to the ultimate outcome of such claim and whether or not Huntleigh will be successful in prosecuting the same.

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

                  We have incurred major losses in recent years

                  We incurred net losses of approximately $19 million in 2003 and $26 million in 2004. We cannot assure you that we can achieve profitability. The losses were accompanied by net cash used in operating activities of $19.1 million and $1.3 million in 2003 and 2004, respectively, and as of December 31, 2004 we had a working capital deficiency of $2 million. If we do not achieve new service contracts and profitability, the viability of our company will be in question and our share price will likely decline.

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

                  Our revenues are primarily provided from services pursuant to contracts, which are cancelable on short notice at any time, with or without cause. We cannot assure you that an existing client will decide not to terminate us or fail to renew a contract. Any such termination or failure to renew a contract with us could have a material adverse effect on our results of operations or financial condition.

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

                  Certain shareholders own approximately 51.8% of our shares; their interests could conflict with yours; significant sales of shares held by them could have a negative effect on our stock price.

                  Mr. Menachem Atzmon, a director of the Company, as a representative of the Atzmon Family Trust owns or controls 51.8% of our issued and outstanding common stock. As a result of such ownership, and or control, the Atzmon Family Trust is able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. In addition, sales of significant amounts of shares controlled by the Atzmon Family Trust or the prospect of these sales, could adversely affect the market price of our common stock.

                  We cannot assure you that we will pay dividends.

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

                  A significant number of our assets are located outside the United States. In addition, members of the Management and Supervisory Boards [and certain experts named herein are residents of countries other than the United States]. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against such persons judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws.

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

Item 4. Information on the Company

      History and Development of the Company.

                  Unless the context indicates otherwise, all references herein to the "Company" include ICTS International N.V. ("ICTS" or the "Company"), its consolidated subsidiaries, Demco Consultants, Ltd. ("Demco"), an Israeli affiliate, Procheck International B.V. ("PI", an affiliate in The Netherlands) and ICTS USA, Inc., a New York corporation, Huntleigh USA Corp. ("Huntleigh"), a Missouri corporation and Explore USA Corp., a Delaware Corporation.

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

                  In 2001 and 2002 ICTS sold substantially all of its European operations in two stages, for an aggregate purchase price of $103 million. As a result of the sale, ICTS fully divested itself from its European operations, except for its operations in The Netherlands and Russia.

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

                  In the fourth quarter of 2002, pursuant to the Security Act the Federal government through the TSA took over substantially all of the aviation security operations in U.S. airports. As a result, ICTS through its wholly-owned subsidiary, Huntleigh, provides limited aviation security services in the United States.

                  On December 23, 2003 the Company through wholly owned subsidiaries purchased from ITA International Tourist Attractions, Ltd., ("ITA") (a company under the control of one of ICTS's shareholders) certain assets owned by ITA and used by it in the development, establishment and operation of motion-based entertainment theaters. The assets purchased consist primarily of intangible property and certain equipment. ITA is a company in which a principal shareholder of the Company owned in the aggregate in excess of 50% of the shares. The purchase price for the assets purchased was $5,429,151.00. The purchase price was paid by set-off against certain debts owed by ITA to the Company, cash and notes. As a part of the transaction, certain agreements made between the Company and ITA in 2001 were terminated, with the result that the Company is no longer committed to involve ITA in its existing and future entertainment projects. Prior to entering into the transaction the Company obtained a fairness opinion as to the fairness of the consideration and the transaction to the Company.

                  The Company currently operates a fully owned motion-based entertainment theater in Baltimore, MD and a new fully-owned multi-experience motion-based entertainment theater in Atlantic City, NJ. The Company is also a partner (42.5%) in a movie-based entertainment facility in Niagara Falls, NY.

                  Shortly after the facilities were opened and based on its performances, the Company's management revaluated these three investments and determined that the forecasted cash flows from these projects will not cover the investments. Based on the fair value using discounted cash flows model, the Company had recognized impairment losses in 2003 and 2004 totaled $20.8 million in respect of its entertainment investments.

                  In February 2005, as the non-competition restrictions, related to the sale of the European aviation security operations as mentioned above, expired, the Company made a strategic decision to reenter the European aviation security market. In March 2005 the Company established a wholly-owned subsidiary, I-SEC International Security B.V, under which all the European aviation security activities provided by ICTS will be operated.

      Business Overview

                  General

                  ICTS had specialized until 2002 in the provision of aviation security services. Following the sale of its European operations in 2002 and the taking of its aviation security business in the United States by the TSA in 2002, ICTS engages primarily in non-security related activities. These activities consist of non-aviation security services, operation of entertainment related projects and the development of technological services. In addition, ICTS provides non-security related aviation services and develops technological systems and solutions for the security market.

      Business Strategy

      ICTS is currently pursuing the following business strategy:

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

                  Aviation Security Operations in The Netherlands.

                  ICTS is engaged in aviation security operations in The Netherlands. In 2002 ICTS increased its stake in its Dutch affiliate, ProCheck International to 100%. ICTS also formed a partnership with ICTS Europe through which it further expanded its aviation security operations in The Netherlands. ICTS Europe was sold by ICTS in 2002 to an unaffiliated third party. The Company is entering into the aviation security business in Europe since its restrictive covenant expired, which was part of the terms of the sale of ICTS Europe.

                  U.S. Operations.

                  ICTS continues to provide limited security services and non-security aviation services in the U.S.

                  Other Investments.

                  ICTS has made investments in companies and properties which management believes have long-term benefits. It is anticipated that future investments will be in industries related to the security industry.

                  Services

                  Services Offered in Europe. Prior to the sale of its European operations, ICTS primarily provided aviation security services, operated airport checkpoints, verified travel documents, provided baggage reconciliation services, operated electronic equipment, such as x-ray screening devices, and operated manual devices. Following the sale, ICTS primarily provides advanced passenger-screening services in The Netherlands and Russia.

                  The Company is currently doing an evaluation in Rotterdam, The Netherlands, with respect to railroad security. The Company plans to utilize its security technology for the railroad industry.

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

                  Technological Systems and Solutions

                  The accumulated know-how and expertise of ICTS in the implementation of processors for advanced passenger screening enabled ICTS to develop its APS technology and system. The APS system is an automated computerized system that enables the pre-departure analysis of passenger information and is designed to screen airline passengers in a faster and more efficient manner. The APS system is currently being operated by ICTS under contract for services provided by ICTS Europe, an unaffiliated third party, to major United States airlines on flights from Europe to the United States.

                  New Technology Initiatives.

                  IP@SS.  ICTS  launched  in 2003 a  trial  phase  of its  IP@SS project. IP@SS consists of a computerized platform integrating various technologies, including document readers, biometrics identification systems and a smart-card. The system is modular and may be used on a stand-alone basis or integrated into an existing check-in system. The system has been designed to protect passenger privacy. The system is designed to speed up and simplify the processes of identification and security checks of passengers at airports. The system enhances customer service provided by airlines and airports to outbound passengers.

                  The project is being developed by ICTS and is performed in cooperation with various partners. The pilot program is being tested at Schiphol Airport in Amsterdam, The Netherlands and at Newark Liberty International Airport, and is planned to be expanded in the near term to other European airports as well as other North American airports.

                  TravelDoc

                  ICTS has designed and developed the TravelDoc system for airlines to quickly scan travel documents, to verify their accuracy and authenticity and to ensure that they fulfill the requirements of the country of destination. The TravelDoc system utilizes a full-page scanner, a small computer and an operator screen or can be installed on an existing workstation to meet immigration requirements and reduce fines imposed on the carrier.

                  APIS

                  ICTS has designed and developed a system to assist airlines to meet the requirements of the U.S. Customs Advance Passenger Information System Program. The Security Act requires that all international carriers transmit data to U.S. Customs about passengers and crewmembers on inbound flights prior to their arrival in the U.S. at high levels of accuracy. ICTS has developed advanced algorithms for scanning passports and visas that extracts the information required by U.S. Customs. The system utilizes a full-page scanner, a small computer and an operator screen or can be installed on an existing workstation.

                  Consulting, Auditing and Training

                  ICTS  provides  consulting  services to airlines and airports.
ICTS  recommends  the  adoption  of  specified  security   procedures   develops
recruitment and training programs for clients to hire necessary security personnel and works with airport authorities to ensure that they comply with applicable local requirements. ICTS trains airline employees to screen passengers and to perform other security measures through extensive courses and written training manuals. ICTS provides these services in The Netherlands and Russia, but does not expect to derive significant revenues from these services.

                  Airline and Airport Customers

                  In 2002, the TSA accounted for 73% of ICTS's total revenues. In 2003 and 2004, ICTS had over 50 clients of which seven clients accounted for over 50% of ICTS's aviation services revenues, in over 40 locations worldwide.

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

                  Marketing and Sales

                  Marketing and Sales in the U.S. In 2004, 78% of the revenues of ICTS were derived in the U.S. ICTS derived most of its revenues through contracts with airlines which were secured by ICTS as a result of competitive bidding.

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

                  Leasing Operation

                  In June 2002 ICTS purchased equipment for an aggregate purchase price of $23.5 million. The purchase price payable was $14.5 million in cash and the balance subject to an $8.5 million self amortizing non-recourse promissory note payable over five years. Pursuant to an operating lease, the equipment was leased to an unaffiliated private Dutch company. The lease provides for annual lease payments in the amount of Euro 2.6 million (at December 31, 2004 - $3.6 million) and an option to purchase the equipment after five or seven years based upon the then fair market value. In the event that the lessee does not exercise the option to purchase the equipment upon the expiration of the lease term, then ICTS will be obligated to pay license fees in connection with intellectual property associated with the equipment in an amount equal to 5% of the revenue derived from the use of the equipment if ICTS exercises its option to operate the equipment.

                  In 2003 and 2004, ICTS determined that the future cash flows from the leased equipment will not recover its investment, and as a result recorded in 2003 and 2004 impairment losses totaled $8 million. The value of the equipment at the option exercise date was based on an external assessment.

                  In June 2005, the Company has granted the lessee an option to purchase the leased equipment for an amount of $5 million plus an amount equal to the related loan balance at the exercise date thus providing for the possibility of the early termination of the leasing agreement. The option can be exercised from June 1, 2005 until September 30, 2006. As consideration for granting the option the lessee will pay to ICTS advanced lease installments of $1,000,000. The payment of the purchase price will be reduced by advance payments on lease installments of $1m received in July 2005 and an additional advance payment of $500 thousands due in January 2006 covering the lease periods from June 2005 forward. As of June 30, 2005 the depreciated value of the leased equipment is $13.5 million.

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

                  Restrictions on Competition

                  Pursuant to an agreement dated as of July 1, 1995 with ICTS Global Security (1995) Ltd. ICTS may not provide non-aviation security services in Latin America, Turkey or Russia. ICTS Global Security is partially owned by Lior Zouker, the former Managing Director of the Company and the Estate of Ezra Harel, the former Chief Executive Officer and the former Chairman of Supervisory Board of ICTS and a principal shareholder.

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

      Organizational Structure.

                  The following are the significant subsidiaries of ICTS (Exhibit 8):

                  ICTS USA, Inc., New York - 100%
                      Huntleigh USA Corporation. (Missouri - 100%)
                            Explore USA, Inc. (Delaware - 100%)
                              (i) Explore Atlantic City, LLC (Delaware - 100%)
                             (ii) Explore Baltimore, LLC (Delaware - 100%)
                            (iii) Explore Niagara, LLC (New York - 100%)

                  ICTS Technologies B.V. (The Netherlands - 100%)
                  ICTS Technologies USA, Inc. (Delaware - 100%)

                  ICTS Leasing B.V. (The Netherlands - 100%)
                  Procheck International B.V. (The Netherlands - 100%) I-SEC International Security B.V. (The Netherlands - 100%)

      Property, Plant and Equipment.

                  The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses for the years ended December 31, 2004, 2003 and 2002 were $1,405, $1,166, $928 thousands, respectively. The increase in the lease expenses is primarily attributable to the entertainment sites.

                  Future minimum lease  payments under  long-term  leases are as follows:

                                                        December 31,
                                                            2004
                                                            ----
                                                      (in thousands)
                           2005                       $     1,571
                           2006                             1,435
                           2007                             1,222
                           2008                               984
                           2009 and afterwards              9,498
                                                      -----------
                                                      $    14,710
                                                      ===========

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

                  In the fourth quarter of 2002, pursuant to the Security Act the Federal government through the TSA took over substantially all of the aviation security operations in U.S. airports. As a result, ICTS through its wholly-owned subsidiary Huntleigh USA Corp. ("Huntleigh") provides limited aviation security services in the United States.

      Critical Accounting Policies

                  The preparation of ICTS's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of ICTS's business activities, described below are certain ICTS accounting policies that are relatively more important to the portrayal of its financial condition and results of operations and that require managements subjective judgments. ICTS bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. Please refer to Note 2 to ICTS's consolidated financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2004 for a summary of all of ICTS's significant accounting policies.

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

                  In connection with payments made by the TSA to Huntleigh USA, a wholly owned subsidiary of the Company, for aviation security services provided in 2002, the Defense Contract Management Agency has indicated that it believes that Huntleigh should not have been paid on a fixed price basis as believed by Huntleigh, but on an actual costs plus what the TSA would consider a reasonable profit. On that later basis Huntleigh may be required to repay to the TSA the difference between such amount and the actual amounts paid to it. Huntleigh however has various claims for additional amounts it considers are due to it for the services provided to the TSA.

                  The Company estimates that if the TSA will claim such difference from Huntleigh and will prevail in all of its contentions, and none of Huntleigh's claims will be recognized, then the Company may suffer a loss in an amount of about $41 million. In view of the nature of the above potential claims and counter-claims management could not determine if, or to what extent, the TSA may be successful in any claim it may assert. Therefore, no provisions have been made by the Company with respect to the above potential claims. In addition, the accounts receivable -trade includes $2.9 million as of December 31, 2004 and 2003 which are due from the TSA and relate to the dispute.

      Labor Department Issue

                  In a letter dated November 21, 2003, the US Department of Labor ("DOL") advised Huntleigh that it had failed to comply with a clause included in its contract with the TSA under which Huntleigh had supposedly been required to pay its employees certain minimum wages. The DOL claims that under this clause Huntleigh owes such employees an amount of approximately $ 7.5 million and has requested that Huntleigh makes such payment forthwith. On any amount so due, Huntleigh will also be required to pay certain employment taxes of approximately 20%.

                  Huntleigh believes that it has valid defenses to the DOL claim. These issues are under discussion with the DOL and no assurance can be given as to the ultimate outcome or success to Huntleigh with the position it is taking. The Company has made a provision in its financial statements in an amount the Company deemed sufficient to account for its exposure for the above claim.

      Goodwill

                  As from January 1, 2002, pursuant to Statement of Financial Accounting Standard ("FAS") No.142 of the Financial Accounting Standards Board of the United States (the "FASB"), "Goodwill and Other Intangible Assets", goodwill is no longer amortized but rather is tested for impairment annually. During 2002, the Company identified its various reporting units, which consist of its operating segments. The Company has utilized expected future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed as of the date of adoption of FAS 142. As a result of the application of the transitional impairment test, the Company does not have to record a cumulative effect of accounting change for the estimated impairment of goodwill. The Company has designated December 31 of each year as the date on which it will perform its annual goodwill impairment test.

                  In 2004, as a result of the impairment of the entertainment projects, management has decided to write off the goodwill related to the entertainment acquisition amounted to $5.3 million.

                  On December 31, 2003, an impairment test was conducted on the unamortized goodwill pursuant to which it was determined that, as of the date of the impairment test, an impairment existed concerning Demco of $797 thousands.

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

      Functional and reporting currency

                  As of January 1, 2002, subsequent to the sale of ICTS's interest in ICTS Europe, the functional currency of ICTS and its U.S. operations is the U.S. dollar because substantially all of the revenues and operating costs are in dollars. Prior to January 1, 2002 the functional currency was primarily the euro. The financial statements of subsidiaries whose functional currency is not the dollar are translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("FAS") No. 52 of the Financial Accounting Standards Board of the USA ("FASB"). Assets and liabilities are translated from the local currencies to dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year.

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

                  During 2004 impairment tests were conducted on the carrying amount of the long-lived assets of the Company pursuant to which it was determined that, as of the date of the impairment test, an impairment existed in connection with the leased equipment in an amount of $2 million and with the entertainment sites in the amount of $8.1 million, as a result an impairment loss totaled to $10.1 million was recognized.

                  On December 31, 2003 an impairment test was conducted on the carrying value of long-lived assets of the Company pursuant to which it was determined that, as of the date of the impairment test, the impairment existed in connection with equipment at Explore's facilities in Baltimore, Maryland and Atlantic City, New Jersey in the amount of $7.5 million and leased equipment of $6 million, as a result an impairment loss totaled $13.5 million was recognized.

Discussion and Analysis of Results of Operations

      The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2002, 2003 and 2004:

                                                                                   Year ended December 31
                                                                     ------------------------------------------------
                                                                               2004          2003           2002
                                                                     ------------------------------------------------
                                                                     (U.S Dollars in thousands except per share data)
REVENUES                                                                 $    62,778    $    71,571    $   279,931
COST OF REVENUES                                                              57,904         57,562        214,054
                                                                         -----------    -----------    -----------
GROSS PROFIT                                                                   4,874         14,009         65,877
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                  13,212          9,216         25,636
IMPAIRMENT OF ASSETS AND GOODWILL                                             15,422         14,352          9,156
                                                                         -----------    -----------    -----------
OPERATING INCOME (LOSS)                                                      (23,760)        (9,559)        31,085
INTEREST INCOME                                                                  470          2,248          2,072
INTEREST EXPENSE                                                              (1,160)        (1,222)        (1,678)
EXCHANGE DIFFERENCES                                                             (83)          (242)         2,356
OTHER INCOME (EXPENSES), net                                                  (2,907)          (353)        41,229
                                                                         -----------    -----------    -----------
INCOME (LOSS) BEFORE TAXES ON INCOME                                         (27,440)        (9,128)        75,064
INCOME TAXES BENEFIT (EXPENSE)                                                 3,184         (3,115)       (16,442)
                                                                         -----------    -----------    -----------
INCOME (LOSS) FROM OPERATIONS OF THE COMPANY
         AND ITS SUBSIDIARIES                                                (24,256)       (12,243)        58,622
SHARE IN LOSSES OF ASSOCIATED
         COMPANIES - net                                                      (1,706)        (6,661)         1,807)
MINORITY INTERESTS IN PROFITS OF
         SUBSIDIARIES - net
                                                                         -----------    -----------    -----------
NET INCOME (LOSS) FOR THE YEAR                                           $   (25,962)   $   (18,904)   $    56,815
                                                                         -----------    -----------    -----------
OTHER COMPREHENSIVE INCOME (LOSS):
         Translation adjustments                                               1,043          3,456            710
         Unrealized gains (losses) on marketable securities                     (616)           794            731
         Reclassification adjustment for losses for available for sale
         securities included in net income                                      --              237           (771)
                                                                                 427          4,487            670
                                                                         -----------    -----------    -----------
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE
         YEAR                                                            $   (25,535)   $   (14,417)   $    57,485
                                                                         ===========    ===========    ===========
EARNINGS (LOSSES) PER SHARE:
         Basic                                                           $     (3.98)   $     (2.90)   $      8.85
                                                                         ===========    ===========    ===========
         Diluted                                                         $     (3.98)   $     (2.90)   $      8.80
                                                                         ===========    ===========    ===========

Weighted average shares of common stock outstanding                        6,524,250      6,513,100      6,419,575
Adjusted Diluted weighted average shares of common stock
outstanding                                                                6,524,250      6,513,100      6,453,447
                                                                         ===========    ===========    ===========

      The following table sets forth, for the annual periods indicated, certain statement of operations data as a percentage of revenues:

                                       Year Ended December 31,
                                      2004      2003      2002
                                     --------------------------
       Revenues ................     100%      100%      100%
       Cost of revenues ........      92.2%     80.4%     76.5%
       Gross profit ............       7.8%     19.6%     23.5%
       Selling, general and
         administrative expenses      21.0%     12.9%      9.2%
       Operating income  (loss)      (37.8%)   (13.4%)    11.1%
       Net income  (loss) ......     (41.4%)   (26.4%)    20.3%

      Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

      Revenues. Revenues for the year ended December 31, 2004 were $62.8 million (2003: $71.6 million), and consisted of $49.6 million (2003: $59.1 million) from U.S. operations, and $13.2million (2003: $12.4 million) from other operations.

      The decrease in revenues from U.S. operations is primarily the result of tough competition and the weakness of the aviation industry. As a result of the Security Act since November 2002, ICTS provides limited aviation security services within the United States. In 2003 the Company did not generate any revenues pursuant to a contract with the TSA.

      Almost all revenues in the U.S. ($49.6 million) are derived from other than aviation security services.

      Gross Profit. Gross profit is defined as revenues less costs directly related to such revenues as well as certain indirect expenses such as airport offices, airport fees, local training and other direct labor related expenses such as uniforms and transportation.

      Gross profit for the year ended December 31, 2004 was $4.9 million, 7.8%, as a percentage of revenue (2003: $14 million, 19.6% as a percentage of revenue). The decrease in gross profit as a percentage of revenues is primarily attributable to the fact that the gross profit for the year 2003 was positively impacted by a non-recurring contribution of $8.6 million. The non-recurring contribution is primarily the result of a reversal in the amount of $17.8 million of Warn Act related accrual made in 2002. This was partly offset by an accrual concerning a dispute with the U.S. Department of Labor totaling $7.3 million. Excluding this non-recurring contribution of $8.6 million, the comparable adjusted gross profit as a percentage of revenue in 2003 would have been 7.5% as compared to 7.8% in 2004.

      Impairment of Assets. For the year ended December 31, 2004, ICTS incurred expenses of $15.4million (2003: $14.3 million) attributable to impairment of assets and goodwill. The expense is attributable to the impairment of equipment related to the Company's entertainment business in the U.S.A. amounted to $13.4 million and $2 million related to the leased equipment.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $13.2 million for the year ended December 31, 2004, 21% as a percentage of revenues, as compared to $9.2 million, 12.9% as a percentage of revenues for the year ended December 31, 2003. The increase in selling, general and administrative expenses is primarily attributable to the implementation of restructuring measures imposed by the new management of the Company aiming into focusing to the main core business of security and disposing of non core segments. These measures increased costs such as compensation to previous employees, hiring new professional personnel and legal fees.

      Operating Loss. Operating loss for the year ended December 31, 2004 was $23.8 million as compared to an operating loss of $9.6 million for the year ended December 31, 2003.

      Interest Income. Interest income in2004 was $470 thousands compared to $2.2 million in 2003. The decline in interest income is due to decrease of interest bearing deposits and marketable securities.

      Interest Expenses. $1.2 million in 2004 was in the same level of 2003.

      Other Income (Expense), Net. Other income for the year ended December 31, 2004 was $2.9 million negative as compared to $353 thousands for the year ended December 31, 2003. $2.7 million were attributable to a write-off of the Company's investment in Bilu.

      Taxes On Income. In 2004 the Company recorded tax benefit of $3.2 million attributable mainly to tax refunds on carried back losses against tax paid on income in 2002 in the USA. Out of the $27.4 million Loss before

Taxes On Income, $20 million was attributable to non-USA entities and to non-deductible expenses (mainly due to impairment of assets).

      Share in Losses of Associated Companies. $1.7 million in 2004, consists mainly of write-off of the equity investment in Pioneer ($1.8 million), loss in Inksure ($1 million) and income in NAS ($1.2 million). (see note 5 to the financial statement).

      Net loss. As a result of the foregoing, ICTS's net loss amounted to $26 million for the year ended December 31, 2004, as compared to $18.9 million loss for the year ended December 31, 2003.

Notes as to specific segments
Amounts in thousands

    ------------------------ ------------------ ------------------------
    Aviation Segment                 2004                2003
    ------------------------ ------------------ ------------------------
    Revenues                        56,044              66,872
    ------------------------ ------------------ ------------------------
    Operating Income                 609                12,215
    ------------------------ ------------------ ------------------------

      Revenues for the Aviation segment for the year ended December 31, 2004 were $56 million (2003: $66.9 million). Operating income for the Aviation segment in 2004 totaled $609 thousands compared to an operating income for 2003 of $12.2 million. The decline in the operating income is attributable to two main factors, decline in revenue and a positive impact on the operating income in 2003 of a non recurring contribution in the amount of $8.6 million.

    ------------------------ ------------------ ------------------------

    Leasing Segment                   2004                2003
    ------------------------ ------------------ ------------------------
    Revenues                         3,294               2,995
    ------------------------ ------------------ ------------------------
    Operating Income (loss)         (1,163)             (5,476)
    ------------------------ ------------------ ------------------------

      Revenues for the Leasing segment were up from $3 million in 2003 to $3.3 million in 2004. The reason for the increase was due to foreign exchange rates. The Company recorded an impairment loss in an amount of $2million (as compared to $6 million in 2003) related to lease equipment in The Netherlands which caused the operating loss in this segment.

    ------------------------ ------------------ ------------------------
    Entertainment  Segment            2004                2003
    ------------------------ ------------------ ------------------------
    Revenues                         1,491                643
    ------------------------ ------------------ ------------------------
    Operating Income (loss)         (15,563)            (10,114)
    ------------------------ ------------------ ------------------------

      Entertainment segment related revenues in 2004 were $1,5 million as compared to $643 thousands in 2003. The increase in revenues is attributable to the fact that three entertainment sights were operating as compared to 2003 where only two sites were in operation and not for the full year. Operating loss in 2004 was $15.6 million ($10.1 in 2003). The main reason for the loss increase in 2004 is due to an impairment of assets and goodwill in the amount of $13.4 million compared to $7.5 million in 2003.

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

Notes as to specific segments
Amounts in thousands

    ------------------------ ------------------ ------------------------
    Aviation Segment                 2003                 2002
    ------------------------ ------------------ ------------------------
    Revenues                        66,872              289,899
    ------------------------ ------------------ ------------------------
    Operating Income                12,215               37,731
    ------------------------ ------------------ ------------------------

      Revenues for the Aviation Security segment for the year ended December 31, 2003 were $66.9 million (2002: $289.9 million). Operating income for the Aviation segment totaled $12.2 compared to an operating income for 2002 of $37.7 million. The reason for the decline is the loss of the TSA related contracts as described above.

    ------------------------ ------------------ ------------------------
    Leasing Segment                   2003               2002
    ------------------------ ------------------ ------------------------
    Revenues                         2,995              1,370
    ------------------------ ------------------ ------------------------
    Operating Income (loss)         (5,476)              271
    ------------------------ ------------------ ------------------------

      Revenues for the Leasing segment were up from $1.4 million in 2002 to $3.0 million in 2003. The reason for the increase being that the contract started mid 2002 only and therefore 2003 was the first full year. The Company recorded an impairment loss in an amount of $6,0 million related to lease equipment in The Netherlands which caused the operating loss in this segment.

    ------------------------ ------------------ ------------------------
    Entertainment  Segment            2003               2002
    ------------------------ ------------------ ------------------------
    Revenues                          643                 0
    ------------------------ ------------------ ------------------------
    Operating Income (loss)         (10,114)            (517)
    ------------------------ ------------------ ------------------------

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

      Financial (Expenses) Income, Net. Financial (expenses) income, net includes interest income (net of interest expense), and adjustments due to the impact of exchange rate fluctuations. The interest income increased due to the stronger cash position of ICTS, despite the decrease in interest rates on time deposits over the course of 2002. Interest expenses increased compared to 2001, as a result of additional credit facilities that were at ICTSss.s disposal during 2002.

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

   Liquidity and Capital Resources

         ICTS's principal cash requirement for its operations is the payment of wages. Working capital is financed primarily by cash from operating activities, liquidations of long-term assets and by short-term borrowings. As of December 31, 2004, we had cash and cash equivalents of $3.4 million as compared to $7.7 million on December 31, 2003, and restricted cash and short-term investments of $4.7 million as compared to $3.1 million on December 31, 2003.

            During the years ended  December 31, 2004 and 2003,  the Company has incurred $26 million and $18.9 million net losses, respectively, which were accompanied by net cash used in operating activities of $1.3 million and $19.1 million, respectively. As of December 31, 2004 the Company had a working capital deficiency of $2 million. In 2005, the Company's management commenced liquidating its position in several long-term assets. Management anticipates that continuing that program will provide the Company with the sufficient funds to operate its business in 2005. The Company's activity, for the long term, depends on entering into additional service contracts.

         The Company's cash and cash equivalents decrease in 2004 by $4.2 million as a result of the following:

         Net cash used in operating activities for the year ended December 31, 2004 was $1.3 million as compared to net cash used in operating activities of $19.1 million for the year ended December 31, 2003 and net cash provided by operating activities of $61.6 for the year ended December 31, 2002. The decrease in cash for the year ended December 31, 2004 was primarily attributable to net loss of $26 million offset by non-cash expenses such as impairment of assets amounted to $15.4 million, write off of investments amounting to $2.9 million and share in losses of associated companies of $1.7 million. Changes in operating assets and liabilities amounting to $0.4 million. The changes in operating assets and liabilities were primarily attributable to $1.9 million decrease in accounts receivable and a decrease of $2.2 million in accrued expenses and other liabilities.

         Net cash used in investing activities was $0.3 million for the year ended December 31, 2004 as compared to net cash used in investing activities of $3.2 for the year ended December 31, 2003 and net cash used in investing activities of $0.3 million for the year ended December 31, 2002. Net cash used in investing activities was primarily attributable to the purchase of equipment of $4 million, of that $3.8 were related to the entertainment sites, $1.7 million increase in time deposit and $1.7 million for increase in associated companies. This was offset by proceeds from sale of long term deposits $5.7 million, sale of equipment $1 million and 0.5 million decrease in other assets.

         Net cash used in financing activities was $3 million for the year ended December 31, 2004 as compared to net cash used in financing activities of $2.4 million for the year ended December 31, 2003 and December 31, 2003, and net cash used in financing activities of $46.1 million for the year ended December 31, 2002. In 2004, net cash used in financing activities was attributed primarily to repayment of long- tern loans and decrease in short- term bank credit. This was partially offset by $1 million funding advance received as an arrangement from the landlord related to the entertainment site.

         In April, 2005, a Company's subsidiary in the U.S. entered into a Loan and Security Agreement with a financial institution which replaces the revolving line of credit which has expired in January 2005. The new agreement provides for revolving loans up to $8 million limited by 85% of defined eligible accounts receivable plus 95% of the balance of required certificates of deposit less letter of credit obligations. The line of credit is secured by the Company guaranty, by a first priority security interest in all existing and future property of the subsidiary and the subsidiary has undertaken to comply with financial covenants and non-financial provisions. In June 2005, the subsidiary was notified by the financial institution that it is in default in three covenants of its loan agreement. The subsidiary failed to maintain the tangible net worth, as defined in the loan agreement, of $654, failed to maintain the minimum interest coverage ratio of 1.50 and that the subsidiary chief executive officer did not remain in office, due to his resignation. The financial institution provided notice of these defaults, but did not accelerate the loan nor provided a waiver. The subsidiary and the financial institution are in discussions to resolve these issues. The outstanding balance of the credit facility as of June 30, 2005 was $3.5 million. If the subsidiary does not cure these breaches of the covenants or if the subsidiary does not obtain a waiver, the financial institution will have the right to declare the outstanding balance due and payable and proceed to foreclose on any security interest granted to them by us which will have a significant adverse impact on us.

         In June 2002 ICTS purchased equipment for an aggregate purchase price of $23.5 million. The purchase price was payable $14.5 million in cash and the balance subject to an $8.5 million self amortizing non-recourse promissory note payable over five years. Pursuant to an operating lease, the equipment was leased to a private Dutch company. The lease provides for annual lease payments in the amount of Euro 2.6 million and an option to purchase the equipment after five or seven years based upon the then fair market value. In the event that the lessee does not exercise the option to purchase the equipment upon the expiration of the lease term, then ICTS will be obligated to pay license fees in connection with intellectual property associated with the equipment in an amount equal to 5% of the revenue derived from the use of the equipment if ICTS exercises its option to operate the equipment. In June 2005, the Company granted the lessee an option to purchase the leased equipment for an amount of $5 million plus an amount equal to the related loan balance at the exercise date thus providing for the possibility of the early termination of the leasing agreement. The option can be exercised from June 1, 2005 until September 30, 2006. As consideration for granting the option the lessee paid to ICTS by advance lease payments of $1 million received in July 2005 and an additional advance payment of $500 due in January 2006 covering the lease installments periods from June 2005 forward. As of June 30, 2005 the depreciated value of the leased equipment is $13.5 million.

         On February 17, 2002, ICTS entered into an aviation security services contract with the TSA to continue to provide aviation security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport by airport basis to the U.S. Federal Government or November 2, 2002. The TSA, in accordance with standard practices of auditing ICTS's billings pursuant to the contract, has sent the Company a notice indicating that it believes that the Company should not have been paid on fixed cost basis but on an actual cost plus what the TSA would consider a reasonable profit and thereof stated that the Company owed approximately $31 million. ICTS however has various claims for additional amounts it considers are due to it for the services provided to the TSA. The Company estimates that if the TSA will prevail in all of its contentions, and none of the Company's claims will be recognized, then there may be a material adverse effect on ICTS's financial condition.

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

         The following table summarizes ICTS's obligations to make future payments under contracts as of December 31, 2004:

     Contractual Obligations                            Payments due by Period (in thousands)
     -----------------------                            -------------------------------------
                                     Total   Less than a year    1-3 years   3-5 years  more than 5 years
                                     -----   ----------------    ---------   ---------  -----------------
Long-term debt ................     $ 9,490        $2,779        $6,686(2)    $   25        $ --
Accrued severance pay .........          65          --            --           --              65
Operating lease obligations (1)      14,710         1,571         2,657        1,968         8,514
                                    -------        ------        ------       ------        ------
                                    $24,265        $4,350        $9,343       $1,993        $8,579

         (1) The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses for the years ended December 31, 2004, 2003 and 2002 were $1,405, $1,166, $928, respectively, the increase in the lease expenses is primarily attributable to the entertainment sites.

         (2) On July 7, 2005, the Company has signed an agreement, with a related party, to sell its rights of ownership in the long -term deposit in the amount of $5.4 million as of June 30, 2005 (see notes 6(a) and 22 to the financial statements) and to transfer the related long-term loan, in the amount of $4.2 million as of June 30,2005, which was received as part of the arrangement with a bank and was due to be payable in January 2006 (see note 12(a)(1) to the financial statements), for a net consideration of $1 million. As of June 30, 2005 the net book value of the deposit and the long-term loan is $1.2 million.

      ICTS's guarantees and their expiration dates:

         The Company has provided bank guarantees for operational property leases in the amount of $63, which are outstanding during the term of the leases.

         The  Company  has  renewal   outstanding   bank   guaranties   to  Bilu
Investments, Ltd. ("Bilu") in the amount of $2,515, as collateral to these guaranties the Company has long-term restricted deposits in equivalent amounts. In December 31, 2004, as a result of continuance deterioration in the financial results of Bilu, the Company has determined to write off its investment in Bilu and to fully provide of its bank guaranties.

      Off-balance sheet arrangements

         The Company is not a party to any material off -balance sheet arrangements. In addition, ICTS has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligation.

         Our future capital requirements, the timing and amount of expenditures will depend on our success in developing and implementing our new business strategy. Based on our current plans, we believe that our existing cash balances, cash flows from operating and available borrowing will be sufficient to satisfy our capital requirements for year 2005.

      Research and development, patents and licenses, etc.

         ICTS has recently launched a trial phase of its IP@SS project. IP@SS consists of a computerized platform integrating various technologies, including document readers, biometrics identification systems and a smart-card. The system is modular and may be used on a stand-alone basis or integrated into an existing check-in system. The system has been designed to protect passenger privacy. The system is designed to speed up and simplify the processes of identification and security checks of passengers at airports. The system enhances customer service provided by airlines and airports to outbound passengers.

         The project is being developed by ICTS and is performed in cooperation with various partners. The pilot program is being tested at Schiphol Airport in Amsterdam, The Netherlands, and at Newark Liberty International Airport, New Jersey in the United States and is planned to be expanded in the near term to other European airports as well as other North American airports.

      Trend information

         Labor market conditions at a particular airport location may require the Company to increase its prices. Cost of labor is the most important variable in determining any cost increases.

Item 6. Directors, Senior Management and Employees

         The following table lists the directors and executive officers of ICTS:

                                 Age        Position
                                 ---        --------
           Menachem Atzmon        61        Chairman of the Supervisory Board
           M. Albert Nissim       71        Member of the Supervisory Board
           Elie Housman           68        Member of the Supervisory Board
           Gordon Housmann        60        Member of the Supervisory Board
           David W. Sass          69        Member of the Supervisory Board
           Philip M. Getter       68        Member of the Supervisory Board and
                                            Chairman of the Audit Committee
           Lynda Davey            50        Member of the Supervisory Board
           Avraham Dan            60        Managing Director
           Ran Langer             59        Managing Director
           Benny Barzilay         44        Chief Financial Officer

         Menachem J. Atzmon is a CPA (Isr). Mr. Atzmon is a controlling shareholder of Harmony Ventures B.V. Since 1996 he has been the managing director of Albermale Investment Ltd. and Kent Investment Holding Ltd., both investment companies. Since January 1998 he has served as CEO of Seehafen Rostock. He has been a member of the Supervisory Board of ICTS since 1999.

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

         Elie Housman has served as Chairman of Inksure Technologies, Inc. since February 2002. Mr. Housman was a principal at Charterhouse Group International, a privately held merchant bank, from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars. Mr. Housman was the Chairman of Novo Plc. in London, a leading company in the broadcast storage and services industry. He is also a director of EUCI Career Colleges, Incorporated, which is listed no the Nasdaq Small Cap Market and the Boston Stock Exchange and Top
Image System, Ltd. At present, Mr. Housman is a director of a number of privately held companies in the United States. He became a member of the Supervisory Board of ICTS in 2002.

         Gordon Housmann is the senior partner of his own law firm which he founded in London 24 years ago. He specialises in business finance and banking law. He holds office as a Board Member of the UK subsidiaries of various quoted companies, Company Secretary of Superstar Holidays Ltd., a subsidiary of El Al Airlines Ltd., Director of Dominion Trust Co. (UK) Ltd., associated with a private Swiss Banking Group, and a Governor of the Hebrew University.

         David W. Sass for the past 44 years has been a practicing attorney in New York City and is currently a senior partner in the law firm of McLaughlin & Stern, LLP. He has been a director of ICTS since 2002. He is also corporate secretary and a director of Pioneer Commercial Funding Corp. Mr. Sass became a director of Inksure Technologies, Inc. in 2003, a company which develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. He is also a director of several privately held corporations.

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

         Lynda Davey is Chief Executive Officer of Avalon Group, Ltd. a private investment banking firm she co-founded in 1992. She also serves as Chairperson of Avalon Securities, Inc., a NASD member broker-dealer, and NY Venture Space, LLC, a provider of interim office space. From 1988 throughout 1991, Ms. Davey was Managing Director of The Tribeca Corporation, a New York based buyout firm. Prior to 1988, Ms. Davey was Vice President in the corporate finance department of Salomon Brothers Inc. She is a director of Tuffy Associates Corp. Ms. Davey also serves on the Advisory Council of the Center for Women's Business Research and Retail Finance Group of Wells Fargo Bank. She became a member of the Supervisory Board of ICTS in 2002.

         Avraham Dan is a CPA (Isr). joined ICTS in June 2004 as Chief Financial Officer. In September 2004 to the present he became a Managing Director. From 1995 to 2001 he was Chief Executive Office and a Director of Pazchem Limited, an Israeli chemical company. Mr. Dan holds an MBA degree from Pace University, NY,

         Ran Langer joined ICTS in 1988 through 1998 as General Manager of the German subsidiaries of ICTS. From 1998 to the present, he serves as General
Manager of Seehafen Rostock Umschlagsgesellschaft mbH, the operator of the Seaport in Rostock, Germany. Mr. Langer became a Managing Director of ICTS in September 2004.

         Benny Barzilay, CPA (Isr.) was appointed Chief Financial Officer of the company in May 2005. As chief financial officer, he is responsible for all worldwide financial management including financial and risk management, planning and reporting. Prior to joining ICTS in December 2004 he was the controller from 2002 to 2004 for Tadiran Appliances Ltd. (Tadiran) a subsidiary of United
Technologies Corp.(UTC). Tadiran is a leading global provider of advanced air conditioning solutions in over 50 countries worldwide, where he managed the integration with UTC and was responsible for the financial reporting. Before joining Tadiran, Mr. Barzilay was employed as a senior manager for Kesselman & Kesselman, PriceWaterhouseCooper's Israel from 2000 to 2002 and as a senior manager for BDO, Toronto Canada, from 1995 to 1999. Mr. Barzilay holds a B.A in Accounting and Statistics from Tel-Aviv University.

      Compensation

         Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $10,000 and a fee for each Board or committee meeting attended of $1,000 and the Chairman of the Audit Committee receives an additional $10,000 per year.

           Mr. Dan has been employed as a Managing Director under a five years employment agreement commencing September 1, 2004, at monthly compensation of $15,000.

         The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2004:

                                                          Pension, retirement
                             Salaries, fees, commissions  and other similar
                             and bonuses                  benefits
                             ---------------------------  -------------------
All directors and officers          $3,364,000                $51,000
 as a group (18 persons)

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

         The members of the Supervisory Board and their period of service on the Supervisory Board are as follows: Menachem Atzmon (1999), M. Albert Nissim
(2003), Elie Housman (2002), Gordon Hausmann (2005), David W. Sass (2002), Philip M. Getter (2003) and Lynda Davey (2003).

         The Audit Committee consists of Philip M. Getter, Chairman, Gordon Housmann and Lynda Davey, all of whom are independents and have financial expertise. The audit committee evaluates ICTS's accounting policies and practices and financial reporting and internal control structures, selects independent auditors to audit the financial statements and confers with the auditors and the officers. The Audit Committee has an Operating Charter as well.

         ICTS's Compensation Committee consists of Elie Housman, Chairman and Lynda Davey. The compensation committee determines salaries, incentives and other forms of compensation for ICTS's executive officers and administrators stock plans and employee benefit plans.

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

      Employees

         The number of employees in Europe is approximately 150.

         In the United States, prior to the enactment of the Security Act, ICTS employed approximately 5,000 people, of which approximately 1,300 were unionized. Subsequent to the enactment of the Security Act, but prior to November 2002 ICTS employed approximately 11,000 people, of which approximately 1,300 were unionized. Most of the unionized employees are skycaps and screeners. ICTS believes that its relationships with employees are generally good. As a result of the TSA taking over airport security ICTS currently employs approximately 3,000 persons in the U.S.

      Share ownership.

See tables under Item 7. "Major Shareholders and Related Party Transactions" below.

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

         As of March 31, 2005 ICTS has granted options to purchase 212,500 Common Shares, all of which have been granted to directors and executive officers of the Company as a group, at exercise prices ranging from $4.50 to $5.30 per share under the Plan. These options vest over various terms, ranging from immediately to five years. Outstanding options expire at various times, but not later than January 2007. There remains available for grant under the Plan 547,500 shares. The Plan expires by its terms in June 2009.

         The Management Board and the Supervisory Board on November 30, 2004 have approved and the shareholders have adopted on February 12, 2005 the 2005 Equity Incentive Plan, (the "Plan").

         The Plan provides a means whereby employees, officers, directors, and certain consultants and independent contractors of the Company ("Qualified Grantees") may acquire the Common Shares of the Company pursuant to grants of (i) Incentive Stock Options ("ISO"), (ii) non-qualified stock options (the ANQSO@) and (iii) restricted stock. A summary of the significant provisions of the Plan is set forth below. A copy of the full Plan is annexed as Exhibit A to this Proxy Statement. The following description of the Plan is qualified in its entirety by reference to the Plan itself.

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

         The Plan shall be administered by the Compensation Committee of the Supervisory Board, which shall be appointed by the Supervisory Board of the Company, and which shall consist of a minimum of three members of the Supervisory Board of the Company.

         The Plan provides that options to purchase up to 1,500,000 Common Shares of the Company may be issued to the employees, certain consultants and directors. All present and future employees shall be eligible to receive incentive awards under the Plan, and all present and future non-employee directors shall be eligible to receive non-statutory options under the Plan. An eligible employee or non-employee director shall be notified in writing, stating the number of shares for which options are granted, the option price per share, and conditions surrounding the grant and exercise of the options.

         The exercise price of shares of Company Stock covered by an ISO and NQSO shall be not less than 100% of the fair market value of such shares on the date of grant; provided that if an ISO is granted to an employee who, at the time of the grant, is a 10% shareholder, then the exercise price of the shares covered by the incentive stock option shall be not less than 110% of the fair market value of such shares on the date of grant. The Plan also provides for cashless exercise of Options at the discretion of the Compensation Committee. In such event, there may be a charge to the earnings of the Company with respect to the cashless exercise of the Options.

         The Compensation Committee may determine the number of shares that may be awarded to a participant as restricted stock and the provisions relating to risk of forfeiture and may determine that the restricted stock is only earned upon the satisfaction of performance goals established by the Committee. The Committee shall also determine the nature, length and starting date of any performance period and the terms thereof.

      The Compensation Committee has recommended and the Supervisory Board and the Management Board have approved the granting of the following options under the 2005 Equity Incentive Plan as follows:

      1. Menachem Atzmon (Chairman of the Board) - 550,000 options of which 250,000 shall be immediately vested and 300,000 options to be vested equally over the next three years. With respect to the Options for 200,000 shares they are granted in lieu of a current salary for Mr. Atzmon. Options are exercisable at $1.35 per share representing the fair market value on the date of grant.

      2. Doron Zicher (Key Employee) - 45,000 options to be vested equally over the next three years. Options are exercisable at $1.35 per share representing the fair market value on the date of grant.

      3. Ran Langer (Managing Director) - 65,000 options to be vested equally in the next three years. Options are exercisable at $1.35 per share representing the fair market value on the date of grant.

      4. Avraham Dan (Managing Director) - 55,000 options to be vested equally in the next three years. Options are exercisable at $1.35 per share representing the fair market value on the date of grant.

      5. Udi Bechor (Key Employee) - 45,000 options to be vested equally in the next three years. Options are exercisable at $1.35 per share representing the fair market value on the date of grant.

      6. Oded Shoam (Key Employee) - 50,000 options to be vested equally in the next three years. Options are exercisable at $1.35 per share representing the fair market value on the date of grant.

      7. (Directors) There be granted 30,000 options each to the Directors, namely, Elie Housman, Philip Getter, Lynda Davey, M. Albert Nissim and David W. Sass. The Options shall be immediately vested as to 10,000 shares and shall vest 10,000 shares on each anniversary in the event such person is a Director of the Company at that time. The options are exercisable at $1.35 per share representing the fair market value on the date of grant.

      8. (Committee Chairs) The Chairman of the Audit Committee and the Chairman of the Compensation Committee should each be granted 30,000 additional Options. The Options shall be immediately vested as to 10,000 shares and shall vest 10,000 shares on each anniversary in the event such person is a Director of the Company at that time. The options are exercisable at $1.35 per share representing the fair market value on the date of grant.

      A summary of the Options granted is as follows:

         All current executive officers (Managing Directors) (2 persons) as a group: 120,000 Options

         All current directors (6 persons) as a group: 760,000 Options

         All current employees and non-executive officers (3 persons) as a group: 140,000 Options

      U.S. Federal Income Tax Consequences

         The rules governing the U.S. federal tax treatment of stock options, restricted stock and shares acquired upon the exercise of stock options are quite technical. Therefore, the description of U.S. federal income tax consequences set forth below is necessarily general in nature and does not purport to be complete. Moreover, the statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. In particular, the "American Jobs Creation Act of 2004" imposed new rules concerning the taxation of various deferred compensation arrangements. It is not clear whether, and to what extent, these new rules apply to awards under the Plan. Although the Company does not believe that awards under the Plan are affected by the new rules, there can be no assurance to that effect until adequate guidance is forthcoming from the U.S. Treasury Department. Finally, the tax consequences under applicable state, local and foreign income tax laws may not be the same as under the U.S. federal income tax laws.

      INCENTIVE STOCK OPTIONS. ISOs granted pursuant to the Plan are intended to qualify as incentive stock options within the meaning of Section 422A of the Internal Revenue Code. If the participant makes no disposition of the shares acquired pursuant to exercise of an ISO within one year after the transfer of shares to such participant and within two years from grant of the option, such participant will realize no taxable income as a result of the grant or exercise of such option, and any gain or loss that is subsequently realized may be treated as long-term capital gain or loss, as the case may be. Under these circumstances, neither the Company nor any subsidiary will be entitled to a deduction for federal income tax purposes with respect to either the issuance of the ISOs or the issuance of shares upon their exercise.

         If shares acquired upon exercise of ISOs are disposed of prior to the expiration of the above time periods, the participant will recognize ordinary income in the year in which the disqualifying disposition occurs, the amount of which will generally be the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the option price, or (ii) the gain recognized on such disposition. Such amount will ordinarily be deductible for federal income tax purposes by the Company or subsidiary for whom the participant performs services ("service recipient") in the same year, provided that the amount constitutes reasonable compensation for services that would result in a deduction for U.S. federal income tax purposes and that certain federal income tax withholding requirements are satisfied. In addition, the excess, if any, of the amount realized on a disqualifying disposition over the market value of the shares on the date of exercise will be treated as capital gain.

         The  foregoing   discussion   does  not  consider  the  impact  of  the
alternative minimum tax, which may be particularly applicable to the year in which an ISO is exercised.

      NONQUALIFIED STOCK OPTIONS. A participant who acquires shares by exercise of a NQSO generally realizes as taxable ordinary income, at the time of exercise, the difference between the exercise price and the fair market value of the shares on the date of exercise. Such amount will ordinarily be deductible by the service recipient for federal income tax purposes in the same year, provided that the amount constitutes reasonable compensation for services that would result in a deduction for U.S. federal income tax purposes and that certain federal income tax withholding requirements are satisfied. Subsequent appreciation or decline in the value of the shares on the sale or other disposition of the shares will generally be treated as capital gain or loss.

      RESTRICTED STOCK. A participant granted shares of restricted stock under the Plan is not required to include the value of such shares in ordinary income until the first time such participant's rights in the shares are transferable or are not subject to substantial risk of forfeiture, whichever occurs earlier, unless such participant timely files an election under Section 83(b) of the Internal Revenue Code to be taxed on the receipt of the shares. In either case, the amount of such income will be equal to the excess of the fair market value of the stock at the time the income is recognized over the amount (if any) paid for the stock. The service recipient will ordinarily be entitled to a deduction, in the amount of the ordinary income recognized by the participant, for the service recipient's taxable year in which the participant recognizes such income, provided that the amount constitutes reasonable compensation for services that would result in a deduction for U.S. federal income tax purposes and that certain federal income tax withholding requirements are satisfied.

Item 7. Major Shareholders and Related Party Transactions

      Major Shareholders

         The following table sets forth certain information regarding ownership of the Company's Common Shares as of July 15, 2005 (including options exercisable within 60 days from July 15, 2005) with respect to:

         (1) Each person who is known by the Company to own beneficially more than five percent of the Company's outstanding Common Shares.

         (2) Each director or officer who holds more than 1% of the Common shares.

         (3) All directors and officers as a group. None of the directors or officers, excluding Mr. Menacham Atzmon, owns 1% or more of ICTS outstanding share capital.

--------------------------------------------------------------------------------
Name of Five Percent         Amount Beneficially    Percent of Common Shares
    Shareholders                  Owned (a)              Outstanding (b)
--------------------------------------------------------------------------------
Atzmon Family Trust(1)(2)         4,198,500                  62%
--------------------------------------------------------------------------------
All officers and directors
as a group (10 persons)           4,334,500                  64%
--------------------------------------------------------------------------------

         (a) The amount includes common shares owned by each of the above, directly or indirectly and options immediately exercisable or that exercisable within 60 days from July 15, 2005.

         (b) As to each shareholder, the percentage is calculated using the amount beneficially owned by such shareholder (as determined in accordance with (a) above) divided by the number of total outstanding common shares and the shares issuable pursuant to the exercise of options exercisable within 60 days from July 15,2005, if any held by such shareholder. Common shares subject to options that are immediately exercisable or exercisable within 60 days of July 15, 2005 are deemed outstanding for computing the ownership percentage of the shareholder holding such options, but are not deemed outstanding for computing the ownership of any other shareholder.

The shareholders listed above do not have any different voting rights from any other shareholders of ICTS with respect to their shares.

         1. Harmony Ventures BV, owns directly and indirectly approximately 60% of the issued and outstanding Common Shares. A family trust for the benefit of the family of Mr. Menachem J. Atzmon (the "Atzmon Family Trust") owns 90% of Harmony Ventures BV and the Estate of Ezra Harel owns 10% of the outstanding shares of Harmony Ventures BV and both may be deemed to control Harmony Ventures BV. Mr. Atzmon disclaims any beneficial interest in the Atzmon Family Trust. Harmony Ventures BV and the Atzmon Family Trust may be able to appoint all the directors of ICTS and control the affairs of ICTS.

         2. Includes 250,000 of 550,000 options to Menachem Atzmon (Chairman of the Board) of which 250,000 shall be immediately vested and 300,000 options to be vested equally over the next three years. With respect to the Options for 200,000 shares they are granted in lieu of a current salary for Mr. Atzmon. Options are exercisable at $1.35 per share representing the fair market value on the date of grant.

----------

      Related Party Transactions.

      In 2001 and 2002, as part of the sale of its European operations, ICTS in exchange for services rendered by the members of the Supervisory Board and certain executives paid out the following bonuses:

                Name                           2001               2002
                ----                           ----               ----
              Ezra Harel                   $1,800,000(1)      $2,451,000(1)
              Boaz Harel                   $  169,000(2)      $   71,000
              Savinoam Avivi               $   18,000         $   23,000
              Michael Barnea               $  225,000(3)      $  293,000(3)
              Gerald Gitner                $  118,000         $   24,000
              Menachem  Atzmon             $  412,000(4)      $  541,000(4)
              Amos Lapidot                 $   18,000         $   23,000
              Lior Zouker                  $1,080,000(5)      $1,499,000(5)
              Albert Nissim                $   30,000         $   36,000
              Stefan Vermeulen             $        0         $   45,000
              Eli Talmor                   $   21,000                  0
              Doron Zicher                 $  163,000(6)      $  146,000
              Leedan                       $1,000,000         $1,208,000

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

         In August 1997, ICTS, as part of a group consisting of Leedan Systems and Properties Enterprises (1993) Ltd. and Rogosin Development and Holdings Ltd. ("Rogosin"), each at the time, an affiliate of Leedan, invested in a joint venture, Bilu Investments Ltd. ("Bilu"). Bilu is engaged in the financing of real estate projects in Israel, primarily in the residential market. In consideration for a 9.3% equity interest in Bilu, ICTS contributed $259,000 and has guaranteed $2,915,000 of debt obligations of Bilu. In 2000 Bilu issued 25% of its shares to an unaffiliated party in consideration for an equity investment of US $2,000,000 and the provision of guarantees for debt obligations of Bilu in an amount of US $3,800,000. As a result, ICTS's equity interest in Bilu has been diluted to 7% and ICTS's guarantee was reduced to $2,515,000 of which $700,000 is on behalf of each of Leedan and Rogosin, respectively. Rogosin became an unaffiliated party in 2002. In December 31, 2004, as a result of continuance deterioration in the financial results of Bilu and the financial position of Leedan and Rogosin, the Company has determined to write off its investment in Bilu and to fully provide of its bank guaranties.

         During 1998, ICTS purchased 150,000 shares of common stock of Pioneer from Leedan for a purchase price of $5.00 per share. Pioneer is a sister corporation through common ownership through Harmony. ICTS purchased 29,000 additional shares on October 10, 2001 at $2.25 per share. In addition, on February 1, 2002, ICTS subscribed for an additional 260,000 shares at $2.00 per share. In January 2003, ICTS purchased 235,300 shares of common stock of Pioneer Commercial Funding Corp. at a purchase price of $0.90 per share in a private placement. Mr. Albert Nissim, the secretary and member of the ICTS Board is the president of Pioneer, Mr. Boaz Harel, a former chairman of the ICTS Supervisory Board is the Chairman of Pioneer, Lynda Davey, a member of the ICTS Supervisory Board was a director of Pioneer and David W. Sass, a member of the ICTS Supervisory Board is secretary of Pioneer and currently a director of that company along with Mr. Boaz Harel and M. Albert Nissim. The Estate of Ezra Harel and the Atzmon Family Trust are also principal shareholders of Pioneer.

         On July 24, 2001, ICTS, through an assignment from Noaz Management Company, invested $400,000 in Artlink Inc, a company with expertise in curating and producing art exhibits, servicing and representing young artists. Mr. Ezra Harel was a principal shareholder of Noaz Management Company. ICTS wrote off its entire investment in Artlink Inc. in 2003.

         In connection with release of certain guarantees of various debt obligations of a third party procured by ICTS in 1997, in 2000 ICTS purchased from unaffiliated parties a $1 million debenture bearing interest at 10% per annum, due November 26, 2004, issued by Pioneer. Pioneer defaulted on the Note and the Company wrote off its entire investment in Pioneer in 2004 totaled $1.8 million. The debenture is guaranteed by Leedan, an affiliate of the Estate of Ezra Harel and Mr. Atzmon. Due to the financial position of Leedan the Company did not exercised the guaranty granted by Leedan in connection with its investment in Pioneer.

         In July 2000, each of ICTS and International Tourist Attractions Ltd. ("ITA), a company under the control of ICTS's principal shareholders, purchased 16 common shares for $16,000 each of Ramasso Holding B.V ("Ramasso") from Leedan, representing 40% each of the outstanding share capital of Ramasso. The remaining 20% shares in Ramasso are held by a company controlled by Leedan. ICTS provided loans to Ramasso from time to time until December 2003 aggregating approximately $3 million bearing an annual interest rate of 4.25% which has no fixed repayment. Ramasso owns and operates, a Time Elevator in Rome, Italy.

         Through December 31, 2002, ICTS has accounted for its share in Ramasso's losses, in the total amount of $1.4 million, in view of these losses; the Company has decided to write off the balance of the investment in Ramasso at December 31, 2002, in the amount of $1 million. In April, 2003 the Company provided a financial institution that financed the Time Elevator in Rome, with a guaranty securing the repayment of such financing. At the time the guaranty was provided the amount of the financing provided by such financial institution to Time Elevator in Rome has been net 1,838,390 Euro's. In December 31, 2003 ICTS has fully provided for the guaranty in the amount of $1.1 million. Subsequent to December 31, 2003 ICTS was required by the financial institution to cover its guaranty and the Company have reached a agreement with the financial institution for the repayment terms. As of December 31, 2004 the amount due payable by the Company is $1.3 million.

         In December 2000, ICTS exercised an option to purchase 100 common shares of ITA for $600,000, representing 10% of the outstanding share capital of ITA. On October 14, 2001, ICTS agreed to increase its investment in ITA under the following principal terms: (a) ICTS provided ITA with a $3,000,000 loan [which released a $1,000,000 bank guaranty previously provided by ICTS in favor of ITA]; (b) ICTS was granted with a warrant to purchase 12% of ITA shares exercisable during a period of three years, at an exercise price that shall be determined according to an evaluation of ITA to be made by an independent consultant; (c) ICTS was granted [a right of first refusal] to establish and own, on its own account, any Time Elevator project to be initiated by ITA in the United States [and Europe]; (d) ITA will supervise and manage the establishment of such projects for a fee that shall be equal to 20% of the projects costs; (e) ICTS has the option to acquire from ITA 20% of ITA's stake in each Time Elevator project of ITA in Europe for a period of two years from the start of such project; and (f) ITA has the option to acquire from ICTS 20% of ICTS's stake in each Time Elevator project of ICTS for a period of two years from the start of such project. The first project for which ICTS exercise its right of first refusal is in Atlantic City, New Jersey where ICTS is currently operates a Time Elevator site. The second project, in which ICTS exercised its right of first refusal, is in Baltimore, Maryland where ICTS is currently operates a Time Elevator project. In December 2003, based on the entertainment projects performances, the Company revaluated the two facilities and determined that the forecasted cash flows from them will not cover the investments and based on their fair value which was calculated using discounted cash flows model, wrote off $7.5 million of its investments in the two sites.

         On December 23, 2003 the Company through wholly owned subsidiaries purchased from ITA certain assets owned by ITA and used by it in the development, establishment and operation of motion-based entertainment theaters. The assets purchased consist primarily of intangible property and certain equipment. The purchase price for the assets purchased was $5.4 out of which $5.2 million was allocated to goodwill. The purchase price was paid by set-off against certain debts owed by ITA to the Company, cash and notes. As a part of the transaction, certain agreements made between the Company and ITA in 2001 were terminated, with the result that the Company is no longer committed to involve ITA in its existing and future entertainment projects. Prior to entering into the transaction the Company obtained a fairness opinion as to the fairness of the consideration and the transaction to the Company. Subsequent to December 31, 2003, as a result of the poor results of the entertainment projects and their impairment, management resolved to cease the development of this business and not to start the new projects in the foreseeable future. As a result, the Company has written off the entire amount of the goodwill $5.2 million. In addition, during 2004 the Company recognized impairment losses on its entertainment tangible assets amounted to $8.1 million, in addition to the impairment loss of $7.5 million in 2003.

         During the period from April to September 2002, ICTS purchased 4,106,895 shares of Inksure Technologies Inc. ("Inksure"), which represents 34.3% of Inksure's outstanding shares for a purchase price of $5,986,000. In October 2002, Mr. Elie Housman, the Chairman of the Board of Inksure, was appointed to the ICTS Supervisory Board. Mr. Getter and Mr. Sass, members of the ICTS Supervisory Board and our directors were elected to the Board of Inksure. Messrs. Housman, Getter and Sass, as well as an entity associated with the Atzmon Family Trust, own shares and warrants in Inksure. In addition, Messrs. Housman, Getter and Sass hold options to purchase Inksure securities. Inksure develops markets and sells customized authentications systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. In June 2003 and April 2004 the Company participated in Inksure's private placements purchasing 174,542 and 544,118 additional shares, respectively at an aggregate purchase price of $192,000 and $370,000, respectively. As of December 31, 2004 the Company owns approximately 32% of the outstanding shares of Inksure.

         On July 7, 2005, the Company has signed an agreement, with a related party, to sell its rights of ownership in a long-term deposit, and to transfer the related long-term loan which was received as part of the arrangement with a bank, (see notes 6(a) and 12(a)(1) to the financial statements), for consideration of $1 million. As of June 30, 2005 the net book value of the deposit and the long-term loan is $1.2 million.

Item 8. Financial Information

Consolidated Statements and Other Financial Information.

See pages F-1 through F-49 incorporated herein by reference.

      Legal Proceedings

         As a result of the September 11th terrorists attacks numerous lawsuits have commenced against Huntleigh and ICTS. Huntleigh has been named in approximately 70 lawsuits and ICTS in approximately 70 lawsuits All of the cases were filed in the United States District Court, Southern District of New York. The cases arise out of Huntleigh's airport security service for United Flight 175 out of Logan Airport in Boston, Massachusetts. All of the cases involve wrongful death except one which involves property damage. The cases are in their early stages.

         Although these are the only claims brought against Huntleigh and ICTS with respect to the terrorist attacks of September 11, 2001, Huntleigh and ICTS anticipate additional related claims. See " Risk Factors-Potential For Liability Claims."

         Under current legislation Huntleigh and one other security company have their liability limited to the amount of insurance coverage that they carry. The legislation applies to Huntleigh, but not ICTS.

         The Company has commenced an action against the U.S. Government with regard to the Fifth Amendment rights relating to the taking of its business. In December 2004 the Court denied the Government's Motion to Dismiss the case. A motion for reconsideration has been filed by the defendant and denied. No discovery has taken place to date.

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

      Significant Changes.

      None

Item 9.  The Offer and Listing

      ICTS's shares of common stock have traded on the NASDAQ National Market since 1996 under the symbol ICTS.

The reported high and low closing sales prices per share during each quarter as reported on NASDAQ were as follows:

          2002:                              High      Low
                                             ----      ---
                  First quarter             $7.75     $6.71
                  Second quarter            10.20      6.04
                  Third quarter              7.72      5.00
                  Fourth quarter             8.62      4.91

         2003:                               High      Low
                                             ----      ---
                  First quarter             $6.14     $5.08
                  Second quarter             5.10      3.99
                  Third quarter              4.42      3.12
                  Fourth quarter             3.63      2.49

         2004:                               High      Low
                                             ----      ---
                  First quarter             $3.98      3.03
                  Second quarter            $8.42      3.25
                  Third quarter             $3.47      1.37
                  Fourth quarter            $2.07      1.35

         2005:                               High      Low
                                             ----      ---
                  First quarter             $3.23     $1.58

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

      Shares

      The  Company's   authorized  share  capital  is  currently   divided  into
17,000,000 common shares, par value 0.45 Euro per common share. The common shares may be in bearer or registered form.

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

      As used herein, the term "U.S. Holder" means a beneficial owner of shares that is (I) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or
(iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

      The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, changes to any of which after the date of this Annual Report on Form 20-F could apply on a retroactive basis and affect the tax consequences described herein.

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

      Depending on the particular circumstances of the U.S. Holder, dividends accrued from shares will generally be classified, for foreign tax credit purposes, as passive income or financial services income. A U.S. Holder who finds it more advantageous because of such limitations, to claim The Netherlands dividend withholding tax as a deduction instead of a credit may do so, but only for a year for which such Holder does not claim a credit for any foreign taxes. If the U.S.Holder is a U.S. partnership, trust, or estate, any tax credit is available only to the extent that the income derived by such partnership, trusts, or estate is subject to U.S. tax on the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be.

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

      Foreign Personal Holding Companies

      The Company or any of its non-US subsidiaries may be classified as a "foreign personal holding company" ("FPHC") if in any taxable year five or fewer persons who are U.S. citizens or residents own (directly or constructively after the application of certain attribution rules) more than 50% of the Company's stock (a "US Group") and more than 60% of the gross income of the Company or of any subsidiary consists of passive income for purposes of the FPHC rules. There is a look-through rule for dividends and interest received from related persons. Accordingly, dividends and interest received by the Company from its subsidiaries will be re-characterized based on the income of the subsidiaries.

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

      Taxes in the Netherlands

      The following is a general discussion of the tax laws in the Netherlands as they relate to the operations of the Company:

      Corporate Income Taxes

      Each subsidiary of ICTS is subject to taxation according to the applicable tax laws with respect to its place of incorporation, residency or operations. ICTS is incorporated under the laws of the Netherlands and is therefore subject to the tax laws of the Netherlands. In 2004 the standard corporate income tax rate was 29% applicable for taxable profits up to EUR 22,689 and 34.5% for the excess. In 2005 these rates are 27% and 31.5% respectively.

      For Dutch corporate income tax purposes business affiliates should calculate their profits at arms length. Therefore, if in transactions between such affiliates, certain benefits are bestowed on either entity because of such affiliation and if any profits are realized due to such association, then both entities should include such profits as part of their income.

      Participation exemption

      In  addition,  all  income  of ICTS  arising  from  dividends  paid by its subsidiaries  or  affiliates  or  capital  gains  from the sale of its shares in
subsidiaries  or  affiliates  is  exempt  from  corporate   income  tax  in  the
Netherlands if the following conditions are fulfilled: (i) ICTS must hold at least 5% of the nominal paid-in capital of the subsidiary or affiliate, (ii) the subsidiary or affiliate must be an operating company, (iii) the subsidiary or affiliate must be subject to taxation of its profits in its jurisdiction of incorporation or residence and (iv) for non-European Community subsidiaries or affiliates or for European Community subsidiaries or affiliates in which ICTS owns less than 25% of the nominal paid-in capital, as well as for larger shareholdings if the EU company is to benefit from the participation exemption, ICTS must not hold the shares in the subsidiary or the affiliate merely as a portfolio investment (which is deemed to be the case if the activities of the subsidiary or affiliate consist mainly of the financing (directly or indirectly) entities related to ICTS or assets of such entities). Furthermore, the participation exemption is denied if 70 percent or more of the assets of any participation would consist of interests in companies which would not be considered qualifying participations if the interests would have been directly held by ICTS. The participation exemption will also be excluded for participations in EU companies with foreign branches if the branches would not have been exempted in case they would have been held directly by ICTS.

         Consequently, income of ICTS arising from dividends paid by its subsidiaries or affiliates or capital gains from the sale of its shares in its subsidiaries or affiliates may be exempt from corporate income tax in the Netherlands.

      Thin-capitalization rules

         As of January 1 2004, expenses relating to participations in all companies, regardless of whether they are resident in the Netherlands or abroad, are deductible. The deduction of interest expenses will be reduced with regard to loans provided to group companies or related companies that have been excessively financed by debt.

         The non-deductible amount of interest in any fiscal year will be equal to the portion of the interest on loans, including expenses incurred in connection with loans, that is proportional to the ratio between excess debt and average debt. The thin capitalisation rules do not apply to currency exchange results and currency gains and losses on acquisition debts. These items will be taxable or deductible.

         A company is regarded as excessively financed by debts if the average annual debt for tax purposes exceeds three times the average annual equity for tax purposes and the excess is greater than EUR 500,000. In this respect, the amount of the debts is defined as the net amount of cash loans receivable and cash loans payable.

         Limitations on set-off of losses

         As from 1 January 2004, new rules have been introduced that may affect the carry forward of losses of prior years against profits made in 2004 and subsequent years. Generally, the new rules provide that, if the activities of a company for the entire year entirely or almost entirely (i.e. 90%) consist(ed) for 90% or more of the holding of participations or (in)directly financing related companies, losses resulting from these activities can only be set off against the profits of years in which the activities of the taxpayer for (almost) the entire year also (almost) entirely consisted of the holding of participations or (in)directly financing of related companies; and the book value of debt claims on related companies less the book value of debts to these companies in (almost) the entire year does not exceed the book value of other comparable debts less the book value of other comparable debts at the end of the year in which the loss was realized.

         The new rules clarify that the activities of a company will not be deemed to be (almost) entirely consisting of the holding of participations or
(in)directly financing related companies if at least 25 employees are engaged in other activities on a full-time basis.

         The following is a non-exhaustive summary of Netherlands tax consequences to a holder of Common Shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident

Shareholder") and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change, possibly on a retroactive basis. The summary does not address taxes imposed by the Netherlands and its political subdivisions, other than the dividend withholding tax, the individual income tax, the corporate income tax, the net wealth tax and the gift and inheritance tax. The discussion does not address the tax consequences under tax laws in any other jurisdiction besides the Netherlands.

         Netherlands Tax Consequences of Holding Shares

         The following is a general discussion of the tax laws in The Netherlands as they relate to the holding shares of the Company:

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

         Under the tax convention currently in force between the United States and the Netherlands (the "Treaty"), dividends paid by ICTS to an individual shareholder resident in the United States or a corporate shareholder organized under the laws of the United States or any State or territory thereof, holding less than 10% of the voting power in ICTS (each, a "U.S. Treaty Shareholder"), are generally eligible for a reduction in the rate of the Netherlands dividend withholding to 15%, provided that they are entitled to the benefits of the Treaty, unless such U.S. Treaty Shareholder has a permanent establishment in the Netherlands to which the Common Shares are attributable.

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

         Tax assessment in the U.S.

         Under an ongoing tax examination, started in early 2005, by the U.S. tax authorities of the U.S. subsidiaries of the Company, through the years ended December 31, 2003. The U.S. subsidiaries were required to provide information regarding their treatment of certain expenses. Based on the issues raised, the tax authorities' position and a professional opinion the Company has received, the Company has included a provision in its accounts. The Company's management believes that the applicable provision in its financial statements as of December 31, 2004 is adequate to cover probable costs arising from this tax examination if and when they will become to Tax assessments.

         Documents on display

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission ("SEC"). These materials may be inspected at the Company's office in Amstelveen, The Netherlands. Documents filed with the SEC may also be read and copied at the SEC's public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

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

Item 16C.  Principal Accountant Fees and Services

         Auditors' fees for the year 2004 were the following:

                            Audit fees:
                            -----------
                            Audit fees              $390,000
                            Audit related fees      $  3,000
                            Sub-total

                            Non-Audit services:
                            -------------------
                            Tax fees                $133,000
                            Total fees              $526,000

         In year 2004 the Company changed its principal auditor.

                                    PART III

Item 17. Financial Statements  See Item 18.

Item 18. Financial Statements

         Reports of Independent Registered Public Accounting Firms Consolidated Financial Statements:
         Consolidated Balance Sheets
         Consolidated Statements of Operations
         and Comprehensive Operations ..............
         Consolidated Statements of Changes in
         Shareholders' Equity ......................
         Consolidated of Statements of Cash Flows.
         Notes to Consolidated Financial Statements.

Item 19.  Exhibits

         1.   Articles of Association of the Company.*

         2.   Specimen of the Company's Common Stock.*

         3. Code of Ethics for Principal Executive Officers and Senior Financial Officers.**

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

** Incorporated by reference to the Company's 2003 annual report filed with the Commission on Form 20-F.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            ICTS INTERNATIONAL N.V.

                                            By:   /s/ Avraham Dan
                                            Name: Avraham Dan
                                            Title: Managing Director

      Date: July 26, 2005

                             ICTS International N.V.

                               2004 ANNUAL REPORT

                             ICTS INTERNATIONAL N.V.

                               2004 ANNUAL REPORT

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       Page
Reports of independent registered public accounting firms            F-2 - F-3

Consolidated financial statements:

    Consolidated balance sheets                                      F-4 - F-5

    Consolidated statements of operations and comprehensive
      operations                                                        F-6

    Consolidated statements of changes in shareholders'
      equity                                                            F-7

    Consolidated statements of cash flows                            F-8 - F-9

Notes to consolidated financial statements                           F-10 - F-51

                                 ---------------

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of
                             ICTS INTERNATIONAL N.V.

We have audited the accompanying consolidated balance sheet of ICTS International N.V. and subsidiaries ("the Company") as of December 31, 2004, and the related consolidated statement of operations and comprehensive operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004, and the consolidated results of their operations, the changes in their shareholders' equity and their cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

As disclosed in Note 14b, a multitude of lawsuits have been commenced against the Company in connection with the September 11, 2001 terrorist attacks in the United States, the Company's insurance carriers have canceled all its war risk policies, and there is a dispute between the Company and the United States Transportation Security Administration ("TSA"), with respect to the basis of calculation of payments for security services rendered by the Company in 2002, in respect of which, the TSA might be claiming refund of material amounts.


GOLDSTEIN GOLUB KESSLER LLP
New York, New York
May 13, 2005, except for Notes 6c(2) and 22b) for which the date is May 26, 2005, Notes 22a) and 22d) for which the date is June 30, 2005, and Note 22e) for which the date is July 7, 2005

PRICEWATERHOUSECOOPERS [LOGO]
--------------------------------------------------------------------------------
                                          |
                                          |  Kesselman & Kesselman
                                          |  Certified Public Accountants (Isr.)
                                          |  Trade Tower, 25 Hamered Street
                                          |  Tel Aviv 68125 Israel
                                          |  P.O. Box 452 Te1 Aviv 61003
                                          |  Telephone +972-3-7954555
                                          |  Facsimile +972-3-7954556

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

ICTS INTERNATIONAL N.V.

We have audited the accompanying consolidated balance sheets of ICTS International N.V. ("the Company") and its subsidiaries as of December 31, 2003 and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not  audit  the  financial  statements  of  certain  subsidiaries,  whose revenues included in consolidation constitute approximately 0.3% of total consolidated revenues for the year ended December 31, 2002. We did not audit the financial statements of certain associated companies, the Company's share in excess of losses over profits of which is a net amount of $1.7 million and $1.6 million in 2003 and 2002, respectively. The financial statements of the above subsidiaries and associated companies were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other independent auditors.

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

In our opinion, based on our audits and the reports of other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003, and the consolidated results of their operations and comprehensive income, the changes in their shareholders' equity and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

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

                                                /s/ Kesselman & Kesselman

                                                   Kesselman & Kesselman
                                             Certified Public Accountants (Isr.)

Tel Aviv, Israel
July 13, 2004

[LOGO] ERNST & YOUNG

                         REPORT OF INDEPENDENT AUDITORS

                             To the Stockholders of

                            INKSURE TECHNOLOGIES INC.

      We have audited the accompanying consolidated balance sheet of InkSure Technologies Inc. ("the Company") and its subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003, and the consolidated results of their operations and cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States.

                                                /s/ Kost Forer Gabbay & Kasierer
                                                --------------------------------
Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
March 25, 2005                                  A Member of Ernst & Young Global

[LOGO] Lazar Levine & Felix LLP
       CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Pioneer Commercial Funding Corp.
New York, New York

We have audited the accompanying balance sheet of Pioneer Commercial Funding Corporation (a New York corporation) as of December 31, 2003, and the related statements of operations, comprehensive income (loss), changes in stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Commercial Funding Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has ceased issuing loans in its mortgage warehouse lending business. The Company has also suffered recurring losses from operations and has negative working capital and net worth. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                    /s/ Lazar Levine & Felix LLP
                                                    ----------------------------
                                                        LAZAR LEVINE & FELIX LLP

New York, New York
February 9, 2004

--------------------------------------------------------------------------------
350 FIFTH AVENUE 68th Floor / NEW YORK NY 10118-0170
T 212 736 1900 / F 212 629 3219

Other Offices: MORRISTOWN, NJ / T 973 267 1414                  www.lazarcpa.com
               PARSIPPANY, NJ IT 973 428 3200

                             ICTS INTERNATIONAL N.V.
                           CONSOLIDATED BALANCE SHEETS
                     (US $ in thousands, except share data)

                                                                                             December 31,
                                                                                         --------------------
                                                                                          2004          2003
                                                                                          ----          ----
                                       Assets
         CURRENT ASSETS:
             Cash and cash equivalents (note 2c)                                         $3,426        $7,660
             Restricted cash and short term investments (note 3)                          4,773         3,114
             Accounts receivable  (net of allowance for doubtful
                 accounts of $2,708 and $1,989 as of December 31,
                 2004 and 2003, respectively)                                            11,972        13,798
             Prepaid expenses                                                             1,131         1,323
             Deferred income taxes (note 16b)                                                 -           385
             Other current assets                                                         3,366         4,583
                                                                                        -------       -------
                    Total current assets                                                 24,668        30,863
                                                                                        -------       -------
         INVESTMENTS:
             Investments in associated companies (note 5)                                 3,975         5,308
             Other investments (note 6)                                                   7,118        16,287
             Deferred income taxes (note 16b)                                                 3            33
                                                                                        -------       -------
                                                                                         11,096        21,628
                                                                                        -------       -------
         PROPERTY AND EQUIPMENT (note 7):
             Cost                                                                        27,547        30,629
             Less - accumulated depreciation and amortization                            10,417         6,666
                                                                                        -------       -------
                                                                                         17,130        23,963
                                                                                        -------       -------
         GOODWILL (note 8)                                                                  314         5,580
                                                                                        -------       -------
          OTHER ASSETS, net of
             accumulated amortization (note 9)                                            1,754         2,466
                                                                                        -------       -------
                    Total  assets                                                       $54,962       $84,500
                                                                                        =======       =======

                                                                                                  December 31,
                                                                                               ------------------
                                                                                               2004          2003
                                                                                               ----          ----
                         Liabilities and shareholders' equity
       CURRENT LIABILITIES:
           Short-term bank credit (note 10)                                                   $4,416        $4,387
           Current maturities of long-term liabilities (note 12)                               2,779         2,752
           Accounts payable - trade                                                            2,579           964
           Liabilities for losses of associated companies (note 5)                                 -         2,130
           Accrued expenses and other liabilities (note 11)                                   16,886        17,865
                                                                                             -------       -------
                  Total current liabilities                                                   26,660        28,098
                                                                                             -------       -------
       LONG-TERM LIABILITIES:
           Accrued severance pay (note 13)                                                        65            90
           Deferred income taxes (note 16b)                                                       20            19
           Long-term liabilities, net of current maturities (note 12)                          6,711         9,332
                                                                                             -------       -------
                  Total long-term liabilities                                                  6,796         9,441
                                                                                             -------       -------
       COMMITMENTS AND CONTINGENT
           LIABILITIES (note 14)
                                                                                             -------       -------
                  Total liabilities                                                           33,456        37,539
                                                                                             -------       -------
       SHAREHOLDERS' EQUITY:
           Share capital - shares of common stock, par value 0.45 Euro, December
              31, 2004 and 2003:
              Authorized - 17,000,000 shares; issued - 6,672,980 shares                        3,605         3,605
           Additional paid-in capital                                                         19,670        19,670
           Retained earnings                                                                   4,650        30,612
           Accumulated other comprehensive loss                                               (5,520)       (5,947)
                                                                                             -------       -------
                                                                                              22,405        47,940
           Treasury stock at cost - December 31, 2004 and 2003 -
                144,880 and 159,880 shares, respectively                                        (899)         (979)
                                                                                             -------       -------
                  Total shareholders' equity                                                  21,506        46,961
                                                                                             -------       -------
                  Total liabilities and shareholders' equity                                 $54,962       $84,500
                                                                                             =======       =======

The accompanying notes are an integral part of the consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
       CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE OPERATIONS
                   (US $ in thousands, except per share data)

                                                                                         Year ended December 31,
                                                                                   -------------------------------------
                                                                                     2004           2003          2002
                                                                                     ----           ----          ----
REVENUES (note 1b,c)                                                               $62,778        $71,571       $279,931
COST OF REVENUES                                                                    57,904         57,562       214,054
                                                                                   -------        -------       -------
GROSS PROFIT                                                                         4,874         14,009        65,877
SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES                                                                        13,212          9,216        25,636
IMPAIRMENT OF ASSETS (notes 7,8,9)                                                  15,422         14,352         9,156
                                                                                   -------        -------       -------
OPERATING INCOME (LOSS)                                                            (23,760)        (9,559)       31,085
INTEREST INCOME                                                                        470          2,248         2,072
INTEREST EXPENSE                                                                    (1,160)        (1,222)       (1,678)
EXCHANGE DIFFERENCES                                                                   (83)          (242)        2,356
OTHER INCOME (EXPENSES), net (note 15)                                              (2,907)          (353)       41,229
                                                                                   -------        -------       -------
INCOME (LOSS) BEFORE TAXES ON INCOME                                               (27,440)        (9,128)       75,064
INCOME TAXES BENEFIT (EXPENSE) (note 16)                                             3,184         (3,115)      (16,442)
                                                                                   -------        -------       -------
INCOME (LOSS) FROM OPERATIONS OF THE COMPANY
    AND ITS SUBSIDIARIES                                                           (24,256)       (12,243)       58,622
SHARE IN LOSSES OF ASSOCIATED
    COMPANIES - net (note 5)                                                        (1,706)        (6,661)       (1,807)

                                                                                   -------        -------       -------
NET INCOME (LOSS) FOR THE YEAR                                                    $(25,962)      $(18,904)      $56,815
                                                                                   -------        -------       -------
OTHER COMPREHENSIVE INCOME:
    Translation adjustments                                                          1,043          3,456           710
    Unrealized gains (losses) on marketable securities                                (616)           794           731
    Reclassification adjustment for losses for available for sale
        securities included in net income                                               --            237          (771)
                                                                                   -------        -------       -------
                                                                                       427          4,487           670
                                                                                   -------        -------       -------
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE
    YEAR                                                                          $(25,535)      $(14,417)      $57,485
                                                                                   =======        =======       =======
EARNINGS (LOSSES) PER SHARE (note 20):
    Basic                                                                           $(3.98)        $(2.90)        $8.85
                                                                                   =======        =======       =======
    Diluted                                                                         $(3.98)        $(2.90)        $8.80
                                                                                   =======        =======       =======

The accompanying notes are an integral part of the consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     (US $ in thousands, except share data)

                                           Shares of common stock
                                           ----------------------     Additional      Other
                                           Number of                    Paid-in      Capital
                                             shares       Amount        capital      surplus
                                             ------       ------        -------      -------

BALANCE AT JANUARY 1, 2002                 6,332,400      $ 3,592      $  19,537      $  25
CHANGES DURING 2002:
Stock options exercised                       32,400           13            133

Cost of acquisition of treasury
stock                                       (120,000)

Options issued to consultants
(note 21)                                                                                29

Stock options exercised from
treasury
Stock                                        268,300                                    (54)

Dividend

Comprehensive income:
Net income
Other comprehensive income
(loss):
Translation adjustments
Unrealized losses on marketable
Securities

Total comprehensive income
                                           ---------      -------      ---------      -----
BALANCE AT DECEMBER 31, 2002               6,513,100        3,605         19,670        -,-
                                           ---------      -------      ---------      -----


CHANGES DURING 2003:

Comprehensive loss:

Loss
Other comprehensive income:
Translation adjustments
Unrealized gains on marketable
Securities


Total comprehensive income
                                           ---------      -------      ---------      -----
BALANCE AT DECEMBER 31, 2003               6,513,100        3,605         19,670        -,-
                                           ---------      -------      ---------      -----
CHANGES DURING 2004:

Stock options exercised from treasury
stock
Comprehensive loss:                           15,000

Loss
Other comprehensive income
(loss):
Translation adjustments
Unrealized losses on marketable
Securities

Total comprehensive loss

                                           ---------      -------      ---------      -----
BALANCE AT DECEMBER 31, 2004               6,528,100      $ 3,605      $  19,670      $-,-
                                           =========      =======      =========      =====

                                                          Accumulated
                                                             other
                                           Retained      Comprehensive      Treasury
                                           earnings          loss             stock          Total
                                           --------          ----             -----          -----
BALANCE AT JANUARY 1, 2002                $ 26,930       $ (11,104)        $ (1,720)       $ 37,260
CHANGES DURING 2002:
Stock options exercised                                                                         146

Cost of acquisition of treasury
stock                                                                          (907)           (907)
                                                                                           --------
Options issued to consultants
(note 21)                                                                                        29
                                                                                           --------
Stock options exercised from
treasury
Stock                                          (36)                           1,648           1,558
Dividend                                   (34,193)                                         (34,193)
                                                                                           --------
Comprehensive income:
Net income                                  56,815                                           56,815
Other comprehensive income
(loss):
Translation adjustments                                        710                              710
Unrealized losses on marketable
Securities                                                     (40)                             (40)
                                                                                           --------
Total comprehensive income                                                                   57,485
                                          --------       ---------         --------        --------
BALANCE AT DECEMBER 31, 2002                49,516       * (10,434)            (979)         61,378
                                          --------       ---------         --------        ========
CHANGES DURING 2003:

Comprehensive loss:

Loss                                       (18,904)                                         (18,904)
Other comprehensive income:
Translation adjustments                                      3,456                            3,456
Unrealized gains on marketable
Securities                                                   1,031                            1,031
                                                                                           --------
Total comprehensive income                                                                  (14,417)
                                          --------       ---------         --------        --------
BALANCE AT DECEMBER 31, 2003                30,612       *  (5,947)            (979)         46,961
                                          --------       ---------         --------        ========
CHANGES DURING 2004:
Stock options exercised from treasury
stock
Comprehensive loss:                                                              80              80
Loss                                       (25,962)                                         (25,962)
Other comprehensive income
(loss):
Translation adjustments                                      1,043                            1,043
Unrealized losses on marketable
Securities                                                    (616)                            (616)
                                                                                           --------
Total comprehensive loss                                                                    (25,535)
                                          --------       ---------         --------        --------
BALANCE AT DECEMBER 31, 2004              $  4,650       $* (5,520)        $   (899)       $ 21,506
                                          ========       =========         ========        ========

*  Composed as follows:


                                                                                         December 31,
                                                                            ------------------------------------
                                                                              2004           2003        2002
    Cumulative translation adjustments                                      $(5,634)      $(6,677)     $(10,133)
    Cumulative unrealized gains (losses) on marketable securities               114           730          (301)
                                                                            -------       -------       -------
                                                                            $(5,520)      $(5,947)     $(10,434)
                                                                            =======       =======       =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                                 (Continued) - 1

                             ICTS INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (US $ in thousands)

                                                                                          Year ended December 31,
                                                                                  --------------------------------------
                                                                                   2004             2003          2002
                                                                                   ----             ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss) for the year                                                $(25,962)      $(18,904)      $56,815
    Adjustments to reconcile net income (loss) to net cash provided by
             (used in) operating activities:
       Depreciation and amortization.                                                3,618          3,417         1,481
       Impairment of  assets                                                        15,422         14,352         9,156
       Deferred income taxes                                                           515          5,047        (4,273)
       Increase (decrease) in accrued severance pay                                    (26)             6            (9)
       Options to service providers and consultants                                                                  29
       Capital loss (gain) on fixed assets                                             341              6            (3)
       Gain on sale  of the investment in ICTS Europe                                                           (42,797)
       Realized gain on sale of other investments                                                                  (108)
        Realized loss (gain) on marketable securities                                  (16)          (737)           89
        Revaluation of other investments                                              (217)                         (33)
       Write off of investments and impairment of investment                         2,893            400         1,672
       Share in losses of associated companies                                       1,706          6,661         2,036
       Interest from other long-term investments (derivative)                                         (31)          (52)
       Interest on a loan to associated company                                                      (100)
       Changes in operating assets and liabilities:
           Accounts receivable - trade, net                                          1,909          2,097         8,784
           Other current assets and prepaid expenses                                   572         (2,436)          469
           Accounts payable                                                            188            (44)          139
           Accrued expenses and other liabilities                                   (2,221)       (28,852)       28,230
                                                                                    ------         ------        ------
    Net cash provided by (used in) operating activities                             (1,278)       (19,118)       61,625
                                                                                    ------         ------        ------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of equipment and construction of entertainment projects                (4,050)        (7,895)      (20,346)
    Acquisitions of subsidiaries and operations (a)                                                  (711)       (1,273)
    Associated companies - acquisition of shares and granting of loans              (1,685)        (2,109)       (8,448)
    Other investments                                                                              (5,202)       (9,050)
    Proceeds from sale of equipment                                                    989             92           508
    Proceeds from sale  of investment in ICTS Europe, net                                                        49,387
    Proceeds from sale of other investments                                          5,687          1,000         1,458
    Long term loans granted to a related party                                                                   (1,500)
    Repayment of long term loans granted to related parties                                         3,700
    Decrease (increase) of time deposits and restricted cash                        (1,686)         4,735        (8,154)
    Purchase of marketable securities available for sale                                                         (3,309)
    Proceeds from sale of marketable securities available for sale                                  3,726           318
    Proceeds from sale of short-term investments                                                                      7
    Decrease (increase) in other assets                                                463           (579)           78
                                                                                    ------         ------        ------
    Net cash used in investing activities                                             (282)        (3,243)         (324)
                                                                                    ------         ------        ------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Stock options exercised                                                                                       1,704
    Cost of acquisition of treasury stock
       Sale of treasury stock                                                           80                         (907)
    Dividend paid                                                                                               (34,193)
    Long-term loan received                                                            243
       Funding advances                                                              1,000          4,113
    Repayments of long-term liabilities                                             (2,639)        (2,266)      (16,249)
    Net increase (decrease) in short-term bank credit                               (1,766)        (4,270)        3,587
                                                                                    ------         ------        ------
    Net cash used in financing activities                                           (3,082)        (2,423)      (46,058)
                                                                                    ------         ------        ------
EFFECT OF CHANGES IN FOREIGN CURRENCY
    EXCHANGE RATES ON CASH AND CASH EQUIVALENTS                                        408            (21)         (192)
                                                                                    ------         ------        ------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    (4,234)       (24,805)       15,051
BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING OF YEAR                                                             7,660         32,465        17,414
                                                                                    ------         ------        ------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $3,426         $7,660       $32,465
                                                                                   =======         ======       =======

                                                                 (Concluded) - 2

                             ICTS INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (US $ in thousands)

                                                                                       Year ended December 31,
                                                                                  --------------------------------
                                                                                  2004          2003          2002
                                                                                  ----          ----          ----
SUPPLEMENTAL DISCLOSURES OF CASH
    FLOW ACTIVITIES:
    Cash paid during the year for:
    Interest                                                                       $708         $578          $906
                                                                                 ======       ======       =======
    Taxes on income                                                                $248       $5,679       $19,876
                                                                                 ======       ======       =======
SUPPLEMENTAL DISCLOSURES OF NON-CASH
    INVESTING AND FINANCING ACTIVITIES:
    Investment in Subsidiary (note 4b)                                                          $589
                                                                                              ======
    Purchase of equipment (note 7d)                                                           $8,500
                                                                                              ======
    Purchase of equipment (*)                                                    $1,406
                                                                                 ======

(*) During 2004 a Company subsidiary purchased equipment in the amount of $5,001. The amounts paid are presented among investing activities, while the balance of $1,406 represents suppliers' credit, which will be given recognition in these statements upon payment.

                                                                                        Year ended
                                                                                       December 31,
                                                                                        Year ended
                                                                                           2003
                                                                                           ----
(a)  Acquisitions of subsidiaries and operations (see notes 4 and 5a(3)):
       Assets and liabilities of the subsidiaries and operations acquired at date of acquisition, net of cash acquired:
           Working capital, excluding cash and cash equivalents
           Property, equipment and investments                                               $163
           Intangible assets                                                                5,266
           Accrued severance pay
                                                                                           ------
                                                                                            5,429
       Goodwill
       Less:
         Carrying amount of investments in those companies
           prior to consolidation
         Long term liabilities - issuance of notes                                         (1,176)
         Loan, including interest thereon, which was granted
           in the past and waived                                                          (3,542)
                                                                                           ------
                                                                                             $711
                                                                                           ======

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - GENERAL

      a. Operations

         ICTS International N.V., including its subsidiaries (collectively referred to herein as "ICTS" or "the Company"), is a provider of aviation security and other aviation related services through service contracts with airline companies and airport authorities. ICTS also engages in certain other activities, including Homeland Security, constructing and developing entertainment related projects and leasing of equipment. As mentioned in c. below, in 2002 one of the Company's subsidiaries, Huntleigh USA Corporation ("Huntleigh") derived a substantial portion of its revenues from providing aviation security services to the United States Transportation Security Administration ("TSA"). Commencing November 2002 the Company ceased providing such services to the TSA but continues to provide such services to aviation companies and others. As to Segment Information see note 18.

      b. The Company's financial position

         During the years ended December 31, 2004 and 2003, the Company has incurred $26 million and $18.9 million net losses, respectively, which were accompanied by net cash used in operating activities of $1.3 million and $19.1 million, respectively. As of December 31, 2004 the Company had a working capital deficiency of $2 million.

         Subsequent to the year end, the Company's management commenced liquidating its position in several long term assets as described in
         Note 22. Management anticipates that continuing that will provide the Company with the resources necessary to meet its obligations. The Company's activity, for the long term, depends on entering into additional service contracts.

      c. Effect  of  the  events  of   September   11,  2001  and  Aviation  and
         Transportation Security Act

         On November 19, 2001, as a result of the events of September 11, 2001, the Aviation and Transportation Security Act was signed into law. The Aviation and Transportation Security Act made airport security including security screening operations for passenger air transportation and intrastate air transportation a direct responsibility of the Federal government as administered by the TSA. As a result, in accordance with a contract signed with the TSA ("TSA Contract"), the Company has provided screening services in its airport locations during the transition period through November 2002, when all such activities were transferred to the TSA. Through December 31, 2002, the Company has recorded revenues of approximately $205 million from the TSA. As a result of the foregoing the Company closed certain locations and dismissed part of its employees. Closure and severance expenses in the amount of $27.3 million were included in operating expenses of 2002. As to the dispute with the TSA, see note 14b (3).

         During 2003, the Department of Labor in the US ("DOL") finalized its audit of the Company's subsidiary concerning the pay rates used to compensate employees for services rendered pursuant to the TSA Contract. The DOL concluded that in certain instances, employees had not been paid the correct base rate, fringe benefits, vacation and holiday pay by the subsidiary. As of December 31, 2004 a liability relating to the audit of approximately $7.2 million was recorded in the consolidated financial statements.

         The TSA Contract indicates that the Company will receive notification in writing at least 30 calendar days in advance of a location transition. Under the provisions of the Worker Adjustment and Retraining Notification Act (the "WARN Act"), the Company is required to give 60 days written notification to its employees of an involuntary termination. At December 31, 2002 and throughout most of fiscal 2003, management estimated the Company's liability under the WARN Act to approximate $18.9 million, which had been recorded by the Company in cost of revenues in 2002. However, during the fourth quarter of fiscal 2003, the Company obtained a legal letter from an outside counsel indicating that the Company may have meritorious defenses against the payment of a substantial portion of the recorded accrual. Based on the points noted in the legal letter and given the fact that no claims have been filed to date by former employees seeking compensation under the WARN Act provisions, the Company reviewed its original estimate and reduced the estimated liability to approximately $0.5 million and $1.1 million at December 31, 2004 and 2003, respectively, by recording a credit to cost of revenues of approximately $0.5 million and $17.8 million in 2004 and 2003, respectively.

         As to the other outstanding issues, see note 14b.

      d. Sale of ICTS Europe Holding B.V. ("ICTS Europe")

         On October 5, 2000, the Company entered into a share purchase agreement (the "Share Purchase Agreement") with Fraport AG ("Fraport"), whereby Fraport was to acquire, in two stages of 45% and 55% in 2001 and 2002, respectively, the shares of ICTS Europe. As a result of the sale, the Company has fully divested itself of its European operations except for the operations of the Company's subsidiary in the Netherlands and countries that were formerly part of the Soviet Union republics, including Russia, and Kazakhstan, and took upon certain restrictions on its operations, see note 14c.

         The capital gains on these sales, net of transaction expenses, were approximately $42 million and $34 million, and were included among "other income" in the first quarters of 2002 and 2001, respectively.

      e. Use of estimates in the preparation of financial statements

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

         Gains or losses resulting from translation are included as a separate component of other comprehensive income (loss). Cumulative translation adjustments are reflected as a separate component of shareholders' equity, under "other comprehensive income (loss)".

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

      d. Marketable securities and other investments:

         1) Marketable securities

            The Company classifies its existing marketable securities in accordance with the provisions of FAS 115, "Accounting for Certain Investments in Debt and Equity Securities", as available-for-sale. Securities classified as available-for-sale are reported at fair value (which is determined based upon the quoted market prices) with unrealized gains and losses, net of related tax, recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity until realized. Gains and losses on securities sold are included in interest income. For all investment securities, unrealized losses that are other than temporary are recognized in the income statement. The Company does not hold these securities for speculative or trading purposes. See also note 6b and 6c.

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

         Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful life of the assets. The estimated useful life used in determining depreciation and amortization is as follows:

                                                                    Years
                                                                ------------
            Equipment and facilities                                 3-16
                                                                 (mainly 15)
            Vehicles                                                 3-7
            Office furniture and equipment                           3-14

         Leased equipment and leasehold improvements are amortized by the straight-line method over the period of the lease or the estimated useful life of the improvements, whichever is shorter (3-5 years, mainly 5).

      g. Goodwill

         On January 1, 2002, the Company adopted FAS No. 142, "Goodwill and Other Intangible Assets ". Pursuant to FAS 142 goodwill is no longer amortized but rather tested for impairment at least annually.

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

         The Company has selected December 31 of each year as the date on which it will perform its annual goodwill impairment test. As of December 31, 2004 and 2003 goodwill of $5,266 and $797 relating to entertainment and relating to the other operating segment were written off, respectively (see note 4b and note 8).

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

      h. Other assets and Intangible assets

         The intangible asset pertaining to customer relationships is being amortized over 10 years. Technology is being amortized over 3-7 years and presented net of write down in value. See note 9.

      i. Impairment in value of long-lived assets

         The Company has adopted FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective January 1, 2002. FAS 144 requires that long-lived assets, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values. The impairment expenses of long-lived assets were $10,156, $13,555 and $0 in 2004, 2003 and 2002, respectively.

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

      n. Accounts receivable

         Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

         The allowance for doubtful accounts is mainly composed of specific debts doubtful of collection amounting to $2,708 and $1,989 as of December 31, 2004 and 2003, respectively. The bad debts expenses
         (collection)  were  $798,  $(264) and  $5,297 in 2004,  2003,  and 2002 respectively. The accounts receivable-trade includes $2.9 million as of December 31, 2004 and 2003 which are due from the TSA, as to the dispute with the TSA; see note 14 b (3).

      o. Concentrations of credit risks - allowance for doubtful accounts

         The Company and its subsidiaries operate mostly in the aviation industry through service contracts. The Company renders services to a large number of airline companies to which it provides credit, with no collateral. Due to the slow-down in the aviation industry, (see also note 1b), some airline companies may have difficulties in meeting their financial obligations. This could have a material adverse effect on the Company's business. The Company and its subsidiaries regularly review the credit worthiness of their customers and determine the credit line, if any.

      p. Advertising costs

         These costs are expensed as incurred. Advertising costs in 2003 were $522, no advertising costs were incurred in 2004 and 2002.

      q. Stock based compensation

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

            The fair value of each option granted is estimated on the date of grant using the Black & Scholes option-pricing model with the following weighted average assumptions:

                                                     For options granted in
                                              ----------------------------------
                                                2004          2002         2001
                                              -------       -------      -------
Expected life of options (years)                   5            3           3
Expected volatility                            101.3%         100%         46%
Risk free interest rate                          3.5%         3.5%         3.5%
Expected dividend yield                            0%           0%          0%

            The weighted average fair value price per option granted during the year, using the Black & Scholes option-pricing model was $1.03 and $2.03 for 2004 and 2002, respectively. During 2003 no options were granted.

            The following table illustrates the effect on net income and earnings per share assuming the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation:

                                                     Year ended December 31,
                                              ----------------------------------
                                                 2004        2003         2002
                                              ---------   ---------     --------
                                                         in thousands
                                                    (except per share data)
                                              ----------------------------------
Net income as reported                        $(25,962)    $(18,904)    $56,815
Deduct: stock based employee
  compensation expenses determined
  under fair value method for all awards           (334)        (27)       (493)
                                               --------    --------     -------
Pro-forma net income                           $(26,296)   $(18,931)    $56,322
                                               ========    ========     =======
Earnings (losses)  per share:
      Basic - as reported                        $(3.98)     $(2.90)      $8.85
                                               ========    ========     =======
      Basic  - pro-forma                         $(4.03)     $(2.91)      $8.77
                                               ========    ========     =======
      Diluted - as reported                      $(3.98)     $(2.90)      $8.80
                                               ========    ========     =======
      Diluted - pro-forma                        $(4.03)     $(2.91)      $8.73
                                               ========    ========     =======

         2) Non-employee stock based compensation

            The Company accounts for options granted to non-employees in exchange for services received, using the fair value based method of accounting as prescribed by FAS 123, based on the fair value of the options granted.

      r. Comprehensive Income (loss)

         In addition to net income, other comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities and currency translation adjustments of non-dollar currency financial statements of investee companies.

      s. Costs Associated with Exit or Disposal Activities

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

      t. Recently issued accounting pronouncements

         1) In May 2004, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS 150). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2004, and otherwise (except for certain instruments) is effective at the beginning of the first interim period beginning after June 15, 2004. Effective July 1, 2004, the Company adopted FAS 150. The adoption of FAS 150 did not have a material effect on the Company's financial position or results of operations.

         2) In January 2004, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). Under FIN 46, entities are separated into two categories: (1) those for which voting interests are used to determine consolidation (this is the most common classification) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities ("VIE"s) and how to determine when a public company should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements.

            Since issuing FIN 46, the FASB has proposed various amendments to the interpretation and has deferred its effective dates. Most recently, in December 2004, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46. This partial deferral established the effective dates for the application of FIN 46 and FIN 46-R based on the nature of the VIE and the date upon which the public company became involved with the VIE. In general, the deferral provides that (i) for VIEs created before February 1, 2004, a public company must apply FIN 46- R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2004, if the VIE is a special purpose entity, and (ii) for VIEs created after January 31, 2004, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2004, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. As of December 31, 2004 the company has no variable interests in any VIE. Accordingly, while there can be no assurance that it will not have variable interests in one or more VIEs in the future, the company believes that the adoption of FIN 46 and FIN 46-R will not have material impact on its financial position, results of operations and cash flows.

         3) In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment" (SFAS 123R), which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in an entity's statement of income. The accounting provisions of SFAS 123R are effective for annual reporting periods beginning after June 15, 2005. The Company is required to adopt the provisions of SFAS 123R in the quarter ending March 31, 2006. The proforma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Although the Company has not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, the Company is evaluating the requirements under SFAS 123R and expects the adoption to have a material impact on the consolidated statements of operations and net income (loss) per share.

      u. Reclassification:

         Certain amounts from 2003 and 2002 have been reclassified to conform with 2004 presentation. The reclassification had no effect on previously reported net income (loss), shareholders' equity or cash flows.

NOTE 3 - RESTRICTED CASH AND SHORT TERM INVESTMENTS

                                                               December 31,
                                                          ----------------------
                                                            2004          2003
                                                          -------       --------
Restricted cash (1)                                        $3,500        $3,000
Time deposit (2)                                            1,185          --
Marketable securities - available for sale                   --              26
Other                                                          88            88
                                                           ------        ------
                                                           $4,773        $3,114
                                                           ======        ======
Gross unrealized gains resulting from
      their presentation at market value                       --            $1
                                                           ======        ======

          (1) In connection with the revolving line of credit agreement of a subsidiary (see note 10), the subsidiary established a time deposit account with the lender as cash collateral security. The amount is dollar denominated and as of December 31, 2004 bears an annual interest at 1.95%.

          (2) As of December 31, 2004, dollar denominated deposit bearing interest at 2.19%.

NOTE 4 - TRANSACTIONS REGARDING CERTAIN SUBSIDIARIES

         a. In September 2002, ICTS increased its percentage interest in Procheck International B.V. ("PI") to 100% for a cash consideration of $2,845. PI provides security services in The Netherlands at Schiphol Airport Amsterdam. The purchase price exceeded the acquired share of the fair market value of the identified net assets of PI by approximately $1,879, which was allocated to the contract with Schiphol Airport. This intangible asset is amortized by the straight -line method, over its estimated useful life, which is estimated as 10 years. PI is fully consolidated as from September 30, 2002.

         b. In July 1, 2002, ICTS increased its percentage interest in Demco Consultants Ltd. ("Demco") from 37% to 67% for cash consideration of $410. As part of the above transaction, ICTS has been granted a 13 months option commencing July 1, 2004 to purchase the remaining 33% equity from the minority shareholders in Demco for $589, and the Company has granted to the minority shareholders an option to sell the same equity to the Company for $533. As a result, the Company had fully consolidated Demco as of July, 2002, and recorded a liability to the minority in the amount of $589. The purchase price exceeded the fair market value of the tangible net assets of Demco by approximately $440, which was allocated to goodwill. The goodwill was attributed to "other operations segment".

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

         v. Information regarding first time consolidation of PI and Demco

            The following table presents the pro forma results of operations for 2002 as if the acquisitions of control in PI and Demco had occurred on the first day of the periods presented:

                                              Year ended
                                             December 31,
                                                 2002
                                             ------------

                         Revenues              $285,895
                                               ========
                         Gross profit          $ 67,652
                                               ========
                         Operating income      $ 34,257
                                               ========
                         Net income            $ 58,427
                                               ========

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES

            a. Composed and presented as follows:

                                                                      December 31,
                                                                   -------------------
                                                                    2004         2003
                                                                   ------      -------
Investment in Pioneer (1)                                              $-      $ 1,725
Investment in 32.15% ( 2003 -35.7%) interest of InkSure
    Technologies Inc. (2)                                           2,943        3,583
Investment in 42.5% interest in Rainbow Square
    Entertainment LLC(3)                                              201         --
Investment in 40% interest in Ramasso Holding B.V. (4)               --         (1,137)
Investment in 50% interest in ICTS-NAS (5)                            796         (993)
Investment in 50% interest in Aerosafe LLC                             35         --
                                                                   ------      -------
                                                                   $3,975      $ 3,178
                                                                   ======      =======

The investment is presented in the balance sheets as follows:
    Among investments                                               3,975        5,308
    Among current liabilities                                        --         (2,130)
                                                                   ------      -------
                                                                   $3,975      $ 3,178
                                                                   ======      =======

      (1) Investment in Pioneer - Composed as follows:

                                 December 31, 2003
                                 -----------------
Shares (14.2%) (a)                       $356
Subordinated debentures (b)             1,369
                                       ------
                                       $1,725
                                       ======

               (a) In 1998, ICTS acquired 5.4% interest in Pioneer.  In 2002 the
                   Company acquired in private placement offerings additional shares (representing 8.8% shareholding). After these transactions the Company holds approximately 14.2% of the outstanding shares of Pioneer (674,300 shares). The excess of costs of these investments over the acquired share in Pioneer's net assets of $766 was attributed to goodwill.

                   In addition, Pioneer granted to the Company a 5 year warrant (commencing February 2002) to purchase 13,000 shares at a price of $2.25 per share and a 3 year warrant (commencing January 2004) to purchase 5,883 shares at a price of $1.00 per share.

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

               (b) In  January  2000,  ICTS  acquired  a  $1,000  non-marketable debenture of Pioneer, bearing interest at the rate of 10% per annum. The debenture was due in November 2004, and its repayment was guaranteed by Leedan International Holdings B.V a subsidiary of Leedan Business Enterprise Ltd. (hereafter - "Leedan" - a company controlled by the Company's shareholders). As of December 31, 2003 the loan includes an accrued interest of $369. Due to legal procedures and based on the opinion of its legal advisors, management estimated that Pioneer will be able to repay the debenture, however, not before the procedures are finalized, therefore the amount was classified among long term assets.

               (c) In  December  2004  ICTS  determined  that as a result  of an adverse decision by the Pennsylvania Supreme Court reversing a favorable decision of the lower court in a case involving Pioneer, the Company has decided to write off, retroactively to March 2004, its entire investment in Pioneer in the amount of $1,794 and, as a result of Leedan financial position, not to exercise the guaranty granted by Leedan.

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

                In July 2003, ICTS purchased another 174,542 shares for a consideration of $192. The amount exceeded the fair value of the tangible net assets by $143 which was attributed to technology purchased and is to be amortized using the straight-line method over 5.75 years (the remaining life of the technology purchased in 2002).

                In April 2004, ICTS participated, proportionate to its share, in a private placement in the amount of $370. The amount was at the fair value of the tangible net assets.

                Following a private placement in July 2004, in which the Company did not participate, the Company share in Inksure was reduced to 32.15%.

                The market value of the shares (32.15 %) as of December 31, 2004 was $5,395.

            (3) The Company  holds  42.5% in Rainbow  Square  Entertainment  LLC
                ("Rainbow"), a partnership that was established in July 2003. Rainbow operates an entertainment site. In 2004 the Company recorded a loss of $81 on its share of the 2004 partnership loss.

                In December 2004, the Company determined that the further cash flows from the partnership will not recover its investment, and as a results recorded an impairment loss of $419.

            (4)(a) The  investment  is  comprised  of  investment  in 40% of the outstanding shares of Ramasso Holdings B.V. ("Ramasso") and a loan (see below). The remaining 60% shareholdings of Ramasso are held 40% by ITA, International Tourist Attractions Ltd. ( a company under the control of one of ICTS's shareholders) and 20% by other affiliates. The loan, in an original amount of $2,988 at December 31, 2003 bore annual interest of 4.25%, and had no fixed repayment date.

                   Ramasso was engaged in construction of an entertainment project in Rome owned and managed by Italian Multimedia Attraction SPA ("IMA"), a wholly owned subsidiary of Ramasso.

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

                   Taking into account the deferred note the Company issued to ITA , in connection with the acquisition of ITA activities (see note 8 (b)) of $546 (which serves as a security to this guarantee) the Company recorded at December 31, 2003 a liability of $1,137 in respect of this guarantee.

                   Subsequent to December 31, 2003 as a result of IMA not been able to continue and finance its operations, IMA entered into bankruptcy procedures, and ICTS was required to cover its guaranty to the bank (see note 10(b)). Although the Company believes that it accounted in full for its exposure as to this investment, it is still dependent on the outcome of the Italian court bankruptcy proceedings.

            (5) In  September  2002,  ICTS and ICTS Europe  established  a joint venture, ICTS Netherlands Airport Services VOF ("NAS"), owned equally by the parties, which provides security services at Amsterdam Schiphol Airport in The Netherlands. NAS commenced operations in December 2002. In 2004 and 2003 the Company has invested additional amounts in NAS of $564 and $1,399, respectively, and recorded its share in profit (loss) on equity in amount of $1,195 and $(2,392), respectively.

         b. Below is summarized financial data of Inksure, Rainbow and NAS:

                Inksure:
                Balance sheet data:            December 31,
                                            ------------------
                                             2004        2003
                                            ------      ------
                  Current assets            $2,645      $2,194
                                            ======      ======
                  Non-current assets        $  686      $  745
                                            ======      ======
                  Current liabilities       $  616      $  613
                                            ======      ======
                  Shareholders' equity      $2,572      $2,207
                                            ======      ======

                Operating results data:
                                                Year ended December 31,
                                         ----------------------------------
                                             2004         2003        2002
                                          --------     ---------     ------
                  Revenues                 $ 1,078      $   608      $2,693
                                           =======      =======      ======
                  Gross profit             $   581      $   474      $2,291
                                           =======      =======      ======
                  Net loss                 $(2,014)     $(2,965)     $ (821)
                                           =======      =======      ======

                Rainbow:
                Balance sheet data:
                                            December 31,
                                               2004
                                           -------------
                                            (unaudited)
                                           -------------
                  Current assets              $  155
                                              ======
                  Non-current assets          $1,318
                                              ======
                  Current liabilities         $  184
                                              ======
                  Partners' capital           $1,289
                                              ======

Operating results data:
                                             Year ended
                                             December 31,
                                                2004
                                            -------------
                                             (unaudited)
                                            ------------
  Net loss                                     $(190)
                                               =====

NAS:
Balance sheet data:
                                                   December 31,
                                               -------------------
                                                2004         2003
                                               ------      -------
  Current assets                               $6,076      $ 2,330
                                               ======      =======
  Non-current assets                           $  263      $   277
                                               ======      =======
  Current liabilities                          $4,746      $ 4,690
                                               ======      =======
  Shareholders' equity (Capital deficiency)    $1,593      $(1,986)
                                               ======      =======

Operating results data:
                                                   Year ended December 31,
                                             -----------------------------------
                                                2004         2003         2002
                                             --------      ---------     ------
  Revenues                                    $26,468      $ 13,759      $    6
                                              =======      ========      ======
  Gross profit (loss)                         $ 4,202      $ (2,852)     $  (63)
                                              =======      ========      ======
  Net income (loss)                           $ 2,392      $ (4,784)     $ (182)
                                              =======      ========      ======

Ramasso:
Balance sheet data:
                                                   December 31,
                                              ---------------------
                                                2004          2003
                                              -------       -------
                                                   (unaudited)
                                                   -----------
  Current assets                              $    17       $    81
                                              =======       =======
  Current liabilities                         $ 1,288       $   543
                                              =======       =======
  Capital deficiency                          $(5,398)      $(4,588)
                                              =======       =======


    Operating results data:
                                   Year ended December 31,
                             -----------------------------------
                               2004         2003          2002
                             -------      -------        -------
                                        (unaudited)
                                        -----------
      Net loss                $(812)      $(2,365)      $(2,247)
                              =====       =======       =======

NOTE 6 - OTHER INVESTMENTS

                                                                         December 31
                                                                     -------------------
                                                                      2004         2003
                                                                     ------      -------
Long term deposits (a)                                               $5,170      $10,107
                                                                     ------      -------
Restricted deposits (b)                                                --          2,515
                                                                     ------      -------
Marketable securities:
     Investment in 2.8% (2003-5.3%) interest in VCON
        Ltd.(c(1))                                                      683          686
     Investment in 17.6% interest in PlanGraphics, Inc. (d)             343        1,028
                                                                     ------      -------
                                                                      1,026      * 1,714
                                                                     ------      -------
Non-marketable securities:
     Investment in a 7% interest in Bilu Investments Ltd. (b)          --            228
     Investment in a convertible debenture of VCON Ltd. (c (2))         880        1,520
                                                                     ------      -------
                                                                        880        1,748
                                                                     ------      -------
Long term loan to an employee (e)                                      --            150
Other                                                                    42           53
                                                                     ------      -------
     Total                                                           $7,118      $16,287
                                                                     ======      =======
         *Includes:
              Gross unrealized gains                                 $  373      $   804
                                                                     ======      =======
              Gross unrealized losses                                $  257         --
                                                                     ======      =======

         (a) Long term deposits: The amounts invested bear minimum annual interests plus interests based on performance of several indices as follows:

                                                        December 31
                                              --------------------------------
                                                    2004                 2003
                                   Interest   ------------------       -------
                                    Rate %    Index %     Amount
                                   --------   -------    -------
China Dragon                         1.1%     103.40      $ 5,170      $ 4,953
Nasdaq                                                         --        3,180
Himalaya                                                       --        1,974
                                                          -------      -------
                                                          $ 5,170      $10,107
                                                          =======      =======

            Both the Nasdaq and Himalaya deposits were sold in April 2004 at 106% and 99%, respectively. China Dragon deposit matures in March 2007. As regard to the bank arrangement relating to this deposit see note 12(a).

      (b) Investment in Bilu Investments Ltd.

          Bilu Investments Ltd. ("Bilu") is a privately held company based in Israel. ICTS acquired the shares in that company from Rogosin Development and Holding Ltd. ("Rogosin"), which was an affiliated company of Leedan. At the time Rogosin and Leedan hold another 18% interest in Bilu. ICTS has granted bank guarantees of $2,515 in respect of Bilu's obligations, of which $1,400 is on behalf of Leedan and Rogosin. To secure the bank guarantees ICTS has pledged bank deposits at the same amounts. The recorded provision for these guarantees is presented as a reduction to the restricted deposits that the Company has deposited at the banks where the guarantees were issued.

          As a result of continuance deterioration in the financial results of Bilu, on December 31, 2004 management has determined to write off its investment in Bilu in the amount of $227 and to fully provide for its bank guarantees in the amount of $2,515, including the guaranty share of Leedan and Rogosin as a result of their financial positions, see note 15.

      (c) Investment in VCON Ltd. ("VCON"):

          (1) In January 2002, ICTS purchased 909,091 shares of VCON for $1.10 per share and invested in a convertible note with a fare value of $2 million, see (2) below. VCON is a publicly held company, the shares of which are traded on Nouveau Marche. The share price as of December 31, 2004 was $0.75.

              In addition, ICTS received 3 year warrants to purchase 1,402,597 shares of VCON at a price per share of $1.40. The fair value of the warrants as of December 31, 2004 is $0. The fair value of the warrants was calculated using Black & Scholes Valuation model.

          (2) The note, secured by a second degree floating charge to all existing debt of VCON, is convertible into shares of VCON at a conversion price of $1.00 per share, bears annual interest at the rate of 2% and is repayable in quarterly installments of $160 started May 2004. The note is presented net of a current maturity of $640, which is presented among other current assets.

              In May 2005 the Company and VCON reached a prepayment agreement in which VCON paid $825 for the outstanding principal and interest balance totaled to $1,365. As a result of the prepayment agreement the conversion feature expired and the Company removed its pledge, see note 22 (b).

      (d) Investment in PlanGraphics, Inc. ("PlanGraphics"):

          In January 2002, ICTS purchased 17,142,857 shares (17.6%) of common stock of PlanGraphics (formerly "Integrated Spatial Information Solutions, Inc.") for $0.035 per share. PlanGraphics securities are traded on the Pink sheets. The price share as of December 31, 2004 was $0.02. Unrealized loss as of December 31, 2004 amount to $257 (2003 - unrealized gain of $428).

      (e) Long term loan to an employee.

          In December 2003 ICTS granted a loan of $150 to one of its employees. The loan bore an interest of 2% per annum and is repayable in four equal payments, every six months, starting January 2005. Upon review the loan in December 2004, the Company determined that the loan will likely not be recoverable and made a provision for writing off the loan and the accrued interest.

NOTE 7 - PROPERTY AND EQUIPMENT

      a.  Property and equipment are composed as follows:

                                                             December 31,
                                                       ------------------------
                                                          2004           2003
                                                       ---------      ---------
Cost:
   Equipment and facilities(d,e)                       *$ 26,026      *$ 27,794
   Vehicles                                                  418            627
   Leasehold improvements                                    112            847
   Office furniture and equipment                            991          1,361
                                                       ---------      ---------
                                                          27,547         30,629
Less -  accumulated depreciation and amortization        (10,417)        (6,666)
                                                       ---------      ---------
                                                        $ 17,130       $ 23,963
                                                       =========      =========

          * Net of impairment provisions of $23,493 (2003 - $13,555), see (d,e) below.

      b. Depreciation expense totaled $3,369, $3,169 and $1,449 in 2004, 2003 and 2002, respectively.

      c. A portion of the Company's equipment is pledged as collateral for bank loans.

      d. In June 2002 equipment in the amount of $23.5 million was purchased and leased back to the seller, an unaffiliated private Dutch company, for 7 years in an operating lease agreement (with respect to equipment in an amount of $12.5 million, the Company entered into a purchase and lease agreement that replaced a predecessor acquirer, see below). Annual rental fees are denominated in euros and amount to (euro) 2,650 (at December 31, 2004 - $3,618). The seller has the option to buy back the assets after 5 or 7 years, at their fair value, which will be determined by an appraiser. In case the seller does not exercise its option to purchase the assets upon termination of the lease, use of the assets reverts to ICTS in connection with which ICTS was granted a license to manufacture the products that the seller had been manufacturing with the leased assets and to use the intellectual property and technical information required for the process. In such case ICTS will have to pay royalties up to 5% of the revenues derived from those assets to the seller. The term of the license will be equal to the remaining economic life of the assets. The Company has undertaken to repay the predecessor acquirer's liability to a bank, in an amount of $8.7 million, and issued him a promissory note. As to the balance and terms of the note - see note 12. The loan is non-recourse.

          In December 2004, ICTS determined that the future cash flows from the leased equipment will not recover its investment, and as a result recorded an impairment loss of $2,247 in addition to an impairment loss of $6,042 that was recorded in 2003. The value of the equipment was based on a cash flow projection that incorporated an external appraisal of the equipments terminal value at the option exercise date. The depreciated cost of the leased equipment as of December 31, 2004 and 2003 amounted to $16,087 and $20,981, respectively. The minimum future lease installments to be received are $3,619, $3,619 and $1,809 in 2005, 2006 and 2007, respectively.

      e. Equipment and facilities include an amount of $15,906 (cost) relating to the entertainment sites in Maryland, Baltimore and in Atlantic City, New Jersey. The Baltimore facility was opened and started operations in June 2003. The facility in Atlantic City commenced running in June 2004.

          Based on the performances of the entertainment sites the Company's management revaluated these two facilities and determined that the forecasted cash flows from them will not cover the investments. Based on their fair value which was calculated using discounted cash flows model, the Company had recognized an impairment loss and wrote off its investment in those sites in an amount of $7,691, in addition to an impairment loss of $7,513 that was recorded in 2003.

NOTE 8 - GOODWILL

      a. The changes in the carrying value of goodwill, as assigned to the Company's reportable segments, for the years ended December 31, 2003 and 2004, are as follows:


                                              Aviation
                                              Security     Entertainment    Other       Total
                                              --------     -------------    -----       -----
Balance as of December 31, 2002                 $314                        $853      $ 1,167
Goodwill arising on acquisition during the
    year (b)                                                  $5,266                    5,266
Adjustment resulting from exercising
   option (see note 4b)                                                      (56)         (56)
Impairment of Goodwill (see note 4b)                                        (797)        (797)
                                                ----          ------        ----      -------
Balance as of December 31, 2003                  314           5,266         --         5,580
Impairment of Goodwill (b)                        ~~          (5,266)                  (5,266)
                                                ----          ------        ----      -------
Balance as of December 31, 2004 B               $314            $-,-        $-,-      $   314
                                                ====          ======        ====      =======

      b. In December 2003 the Company signed an agreement to buy the activities and certain fixed assets ($163) of ITA (a company controlled by a significant shareholder of ICTS, see note 5(4) (a)). The Company paid a total amount of approximately $5.4 million by waiving the $3,000 loan granted to ITA and its $542 accrued interest, issuing a deferred note of $546 and a promissory note of

          $685 and by paying $711 in cash to ITA. As to the terms of these notes see note 5(4)(b) and note 12. The purchase price was based on fairness opinion that was based on free cash generated from future projects of ITA, in which ICTS planned to invest. The purchase price exceeding the fair value of the net identifiable assets acquired by $5,266 which was recorded as Goodwill. In March 2004, as a result of the impairment of the entertainment projects, management has decided to write off the goodwill and recognized an impairment loss of $5,266 in 2004.

NOTE 9 - OTHER ASSETS

a. As of December 31, 2004, comprised of the following:

                                                                December 31,
                                      December 31, 2004             2003
                              --------------------------------- ------------
                               Gross
                              carrying  Accumulated   Amortized   Amortized
                               amount   amortization   balance     balance
                              --------  ------------  ---------   ---------
Customer relationship (1)      $1,785      $  248      $1,537       $1,691
Technology (2)                    156         120          36          130
Other (3)                         181        --           181          645
                               ------      ------      ------       ------
                               $2,122      $  368      $1,754       $2,466
                               ======      ======      ======       ======

          (1) Relating to contract with Schiphol Airport, see note 4a.
          (2) Relating to technology acquired by a subsidiary.
          (3) Mainly rent deposits.

          Amortization expense in 2004 and 2003 totaled $248 each year. In addition, the Company recorded as of December 31, 2002 an impairment loss of the technology in the amount of $672. This impairment was determined by management, under the provision of FAS 144, due to management's evaluation of significant decrease in forecasted revenues derived from services using the technology.

      b. Estimated amortization expense for each of the following five years amounts to: $224 for 2005 and $188 afterwards.

NOTE 10 - SHORT-TERM BANK CREDIT

          Short-term bank credit, classified by currency and interest rates, is comprised of the following:

                                      Weighted average
                                       interest rates
                                            as of             December 31,
                                         December 31,     -------------------
                                           % 2004          2004        2003
                                      ----------------    ------      -------
 ICTS -
  In dollars (a)                             2.29         $  984      $2,560
  In Euros (b)                               6.65          1,290          --
Subsidiaries:
   In dollars (c)                            6.25          2,002         500
   In other currencies (mainly
    in Euros) (d)                             5.5            140       1,327
                                                          ------      ------
Total short-term bank credit                              $4,416      $4,387
                                                          ======      ======

      (a) These loans were received as part of an arrangement with a bank, following which the money received and additional amounts were deposited with the bank.

      (b) Includes Euros 658 (at December 31, 2004, $897) in connection with the payment request by the German bank to which the Company issued a letter of guaranty securing the loan the bank had granted IMA (a company under the control of one of ICTS's shareholders) (see note 5(a)(4)). Under a settlement agreement with the bank, the amount outstanding as of December 31, 2004 is payable in four quarterly payments and bears an annual interest of 3 month Euribor plus 2.58% (4.74% at December 31, 2004).

      (c) In 2002, a Company  subsidiary entered into a Revolving Line of Credit
          (RLC). The RLC provides a borrowing base of (i) an amount up to 60% of Eligible Accounts receivable of the subsidiary and (ii) an amount up to $3.5 million under some conditions stipulated in the RLC. In May 2003, the RLC was extended to May 2004 and further to March 31, 2005 (as to the new credit facility of the subsidiary see note 22(a)). As of December 31, 2004, the revolving line of credit facility is collateralized by the restricted cash and by the Company guaranty. Interest accrues at the bank's prime rate plus 1% (6.25 percent at December 31, 2004). At December 31, 2004, $5.2 million was outstanding and $0.3 million was available under the revolving credit facility for additional borrowings. The borrowing agreement also provides for an additional commitment guarantee of up to a maximum of $3.5 million for letters of credit and requires a per annum fee equal to 1.25 percent.

          The Company had letters of credit outstanding of approximately $3.2 million and $2.7 million at December 31, 2004 and 2003, respectively.

          The subsidiary has undertaken to comply with financial covenants and non financial provision in respect of its bank debt. As of December 31, 2004 the subsidiary was in compliance with the bank debt covenants and provisions.

      (d) In November 2004, a subsidiary of the Company entered into a one year credit agreement with a bank. The agreement provides a borrowing facility of up to Euros 400 (at December 31, 2004 -$546), limited to 60% of certain pledged accounts receivable. The borrowing facility is also secured by the Company guaranty and is subject to certain covenants. At December 31, 2004, $120 was outstanding and $230 was available under the terms of the credit agreement.

NOTE 11 - ACCRUED EXPENSES AND OTHER LIABILITIES

                                                               December 31,
                                                            ------------------
                                                             2004       2003
                                                            -------    -------
Payroll and related liabilities                             $ 3,526    $ 3,603
Severance pay and employees' claims (see note 1b)             8,622      9,389
Taxes to government institutions, including taxes payable     1,077      1,199
Related parties                                                 500         21
Deferred income taxes (see note 16 b)                           160       --
Accrued expenses and other                                    3,001      3,653
                                                            -------    -------
                                                            $16,886    $17,865
                                                            =======    =======

NOTE 12 - LONG-TERM LIABILITIES

      a.  Composition:

                                   Interest rate as of       December 31,
                                       December 31,     -----------------------
                                           2004           2004           2003
                                   -------------------  --------       --------
In dollars:
  Banks (1)                           mainly - 2.97%    $  4,236       $  4,103
  Promissory Note (2)                          3.12%         400            631
                                                        --------       --------
                                                           4,636          4,734
In euros - Promissory Note(3)         Libor + 2.05%        4,854          6,804
Other - Deferred note (4)                See (4)              --            546
                                                        --------       --------
                                                           9,490         12,084
Less - current maturities                                 (2,779)        (2,752)
                                                        --------       --------
                                                        $  6,711       $  9,332
                                                        ========       ========

      (1) Includes a loan in the amount of $4,072 ( $4,000 as of December 31, 2003), this loan was received as part of the arrangement with a bank, following which the money received and an additional amount were deposited with the bank, the deposit amount as of

          December 31, 2004 is $5,170 (see note 6(a)). The loan is payable in January 2006.

      (2) The promissory note was issued in connection with the purchase agreement of the operations of ITA (see note 8b). The note is payable in 13 quarterly installments of $50 plus the accrued interest, the first installment was paid in December 2004.

      (3) The Promissory Note was granted to the seller of part of the leased equipment (as explained in note 7d). The Promissory Note bears annual interest of Euro Libor+2.05% (4.19% as of December 31, 2004) and is repaid in monthly installments over 5 years. The Promissory Note is secured by a first priority security interest to a bank on part of the leased assets ($12.3 million) and all the rights under the equipment leases.

      (4) The deferred note was issued in connection with the purchase agreement of ITA (see note 8b) .The note was to be payable in three equal payments every six months commencing December 2004 and bearing an interest of 7% or The Israeli Consumer Price Index (CPI) plus 4%, the higher of. The note served as a security to a guarantee granted by the Company to IMA (see note 5a(4)) , subsequent to December 31, 2003 the Company was required to repay its guaranty to the bank(see note 10(b)) and the note was removed.

      b. The long term liabilities (net of current maturities) mature in the following years after the balance sheet date:

                                        December 31,
                                           2004
                                        ------------
                                2006       $6,640
                                2007           46
                                2008           25
                                           ------
                                           $6,711
                                           ======

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

      The amount of severance pay charged to income in the years ended December 31, 2004, 2003 and 2002 were approximately $135, $98 and $100 respectively. The amounts do not include expenses for severance pay in 2002 in an amount of $18.9 million and reversals of $528 and $17.8 million in 2004 and 2003, respectively (see note 1b). The Company expects to contribute in 2005 $160 to the insurance companies in respect of its severance pay obligation.

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

      a. Operating leases

         1) The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses for the years ended December 31, 2004, 2003 and 2002 were $1,405 $1,166 and $928, respectively.

            Future minimum lease payments under long-term leases are as follows:

                                                              December 31,
                                                                  2004
                                                             -------------
                                       2005                     $ 1,571
                                       2006                       1,435
                                       2007                       1,222
                                       2008                         984
                                       2009 and afterwards        9,498
                                                                -------
                                                                $14,710
                                                                =======

         2) As to income from leasing of equipment, see note 7d.

      b. Operations in the U.S.:

         1) As a result of the September 11, 2001 terrorist attacks, a multitude of lawsuits have commenced against Huntleigh and ICTS. All of the cases were filed in the United States District Court, Southern District of New York. The cases are in their early stages. The Company reviewed its security services provided at Boston's Logan International Airport, from which one of the airplanes commandeered by the terrorists departed, subsequent to September 11, 2001 for evidence of non-compliance with the policies of the Federal Aviation Administration. Based on the contracts with the airlines, the Company may be indemnified by the airlines if the Company is found to have followed the procedures enumerated by the Federal Aviation Administration. However, if the Company is found to have violated these screening regulations, it could be liable for damages. Based on the Company's review, no evidence of non-compliance has been identified with respect to the services provided at Boston's Logan International Airport on September 11, 2001. The Company maintains an aviation insurance policy, which may provide limited coverage for liabilities that may be assessed against the Company as a result of the events of September 11, 2001. Management is unable to estimate the impact of the litigation or fines, as described above. Accordingly, no provision in respect of these matters has been made.

         2) As a provider of security services, the Company faces potential liability claims in the event of any successful terrorist attempt in circumstances associated with the Company. After the September 11th terrorist attacks, the Company's insurance carriers canceled all war risk insurance policies the Company carried.

         3) On February 17, 2002, the Company was awarded a security services contract (the "TSA Contract") by the TSA to continue to provide security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport basis to the U.S. Federal Government or November 19, 2002. In accordance with the terms of the Contract, the U.S. Federal Government provided the Company with a non-interest bearing partial payment of $26 million to be paid back on a monthly basis of $1.3 million at the beginning of every month commencing April 1, 2002. At December 31, 2002, approximately $11.7 million of the $26 million had been paid back to the TSA (in 2004 and 2003 no additional payments have been paid back to the TSA). As of December 31, 2004 the amount due from the TSA in respect of services provided under the contract aggregates $17.2 million; this amount, net of $14.3 million-the balance of the prepayment, is presented among trade receivables.

            The TSA, in accordance with standard practices, is in the process of auditing the Company's billings to the TSA pursuant to the TSA Contract for the provision of aviation security services. This process requires the Company to provide pricing data to the U.S. Federal government to support its pricing structure under the TSA Contract and eventually will result in final negotiations on the price of the Company's services from February 17, 2002 through the end of the Contract term.

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

            The Company's management estimates that if the TSA will claim such difference and will prevail in all of its contentions, and none of Company's claims will be recognized, then the Company may suffer a loss in an amount of about $41 Million. Management and its legal counsel are unable to estimate at this stage the final outcome of the above mentioned dispute. Accordingly, no provision in respect of this matter has been made.

            The  Company  had  also  filed  a  claim   against  the  US  Federal
            Government, for what it alleges to be a taking of its US aviation security business by the TSA in 2002.

         4) From time to time various claims against the Company, some of which are in litigation, have been alleged by former employees mainly for wrongful termination and labor related issues. Some of the claims are in their earlier stage and it is impossible to determine the amount of contingent liability involved, if any.

      c. Restrictions on operations

         As part of the sale of its European operations to ICTS Europe, the Company was restricted from conducting in Europe (except for The Netherlands and the former Soviet Union republics, including Russia, Georgia and Kazakhstan) any of the activities in which ICTS Europe was engaged prior to such sale. This restriction was effective through February 2005.

         Pursuant to an agreement  dated July 1, 1995 with ICTS Global  Security
         (1995) Ltd. ("ICTS Global Security"), the Company may not provide non-aviation security services in Latin America, Turkey or the former Soviet Union republics, including Russia, Georgia and Kazakhstan.

      d. Following the sale of the European operations, ICTS has undertaken to indemnify ICTS Europe and its subsidiaries in respect of any liability or loss originated prior to December 31, 2001 and not known at that date. As of December 31, 2004, management has not received any notification for any such liability or loss.

      e. On December 28, 1995, the Company entered into an employment contract with Mr. Lior Zouker, its former Chief Executive Officer and a former member of its board of directors, pursuant to which the Company agreed to employ Mr. Zouker in those capacities for a 30 month term. The contract was extended for an additional three years on November 25, 1997 and again on December 12, 2000. Pursuant to such contract, Mr. Zouker was entitled to a bonus, which is calculated at 3% of the net income of ICTS and was provided in the accounts. On April 2004, Mr. Zouker resigned as the Chief Executive Officer of the Company.

      f. On December 16, 2003, the Company entered into an agreement with Mr. Boaz Harel the former chairman of the Supervisory Board of Directors, on which basis he received for his services to the Company a compensation of $245 on an annual basis. In July 2004 Mr. Boaz Harel resigned as the chairman of the Supervisory Board of Directors and the above agreement was replaced for monthly consultancy fees of $14.

      g. In 2002 the Company, and one of its subsidiaries, entered into a consultancy services agreement with a company, owned by a former member of the Supervisory Board of the Company. The agreement provided for annual fees of $75 for a period of 2 years and shall be automatically renewed for an additional period of one year. In May 2004 the consultancy company's owner was appointed CEO and the agreement was amended. The agreement shall be valid for 5 years with an automatic extension of an undefined period, with a notice period of 12 months. In August 2004 the CEO resigned and compensation was settled in the amount of approximately $26 per month until June 2006. The accumulated amount was provided in the accounts.

      h. As to tax assessments, see note 16(g).

      i. As to the guarantee given to Bilu Investment Ltd., see note 6(b).

NOTE 15 - OTHER INCOME (EXPENSES)

                                                                   Year ended December 31,
                                                           -------------------------------------
                                                             2004           2003           2002
                                                           --------       --------       -------
Sale of ICTS Europe, see note 1(c)                                                       $42,797
Write off investment and guaranty deposits related to
    investment in Bilu , see note 6(b)                     $(2,742)
Loss on sale of fixed assets                                   (124
Write off of Investments in start-up companies                               $(400)
Capital gain sale of other companies, net                                                     43
  Write-down of investment in Ramasso                                                       (932)
Loss realized on marketable securities                                                      (690)
Other                                                           (41)            47            11
                                                           --------       --------       -------
                                                           $ (2,907)      $   (353)      $41,229
                                                           ========       ========       =======

NOTE 16 - INCOME TAXES

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

      b. Deferred taxes:

         1) Deferred tax assets have been computed in respect of the following:

                                       December 31,
                                 -----------------------
                                   2004           2003
                                 --------       --------
Carryforward losses              $ 10,949       $  9,660
Fixed assets                        6,372          2,554
Accruals and other reserves          (640)          (367)
Provision for bad debts               600            735
Other                                --               31
                                 --------       --------
                                   17,281         12,613
Less - valuation allowance         17,458         12,214
                                 --------       --------
                                 $   (177)      $    399
                                 ========       ========

         2) Deferred taxes are presented in the balance sheets as follows:

                                                   December 31,
                                                -------------------
                                                 2004         2003
                                                -------     -------
Among other current assets                          --       $ 385
Among investments and long-term receivables      $   3          33
Among other current liabilities                   (160)         --
Among long term liabilities                        (20)        (19)
                                                 -----       -----
                                                 $(177)      $ 399
                                                 =====       =====

      c. Income (loss) before taxes on income is comprised of the following:

                                                   Year ended December 31,
                                              ---------------------------------
                                                2004         2003         2002
                                              --------     --------     -------
ICTS and subsidiaries in The Netherlands      $ (6,862)    $ (7,820)    $54,603
Subsidiaries outside The Netherlands           (20,578)      (1,308)     20,461
                                              --------     --------     -------
                                              $(27,440)    $ (9,128)    $75,064
                                              ========     ========     =======

      d. Taxes (expenses) benefit on income included in the income statements:

                                        Year ended December 31,
                                 -------------------------------------
                                  2004           2003           2002
                                 -------       --------       --------
 Current:
    In The Netherlands                --       $     85       $    223
    Outside The Netherlands      $ 2,794          1,847        (20,938)
                                 -------       --------       --------
                                   2,794          1,932        (20,715)
                                 -------       --------       --------

For previous years:
    In The Netherlands               (51)
    Outside The Netherlands          956
                                 -------       --------       --------
                                     905             --             --
                                 -------       --------       --------
Deferred:
    In The Netherlands              --             --             (187)
    Outside The Netherlands         (515)        (5,047)         4,460
                                 -------       --------       --------
                                    (515)        (5,047)         4,273
                                 -------       --------       --------

                                 $ 3,184       $ (3,115)      $(16,442)
                                 =======       ========       ========

      e. The Company's effective income tax rate differs from The Netherlands' statutory rate of 34.5% with respect to the following:

                                                                  Year ended December 31,
                                                          ---------------------------------------
                                                            2004            2003           2002
                                                          --------        -------        --------
Income (loss) before taxes and equity in
   results of associated companies                        $(27,440)       $(9,128)       $ 75,064
                                                          ========        =======        ========
Statutory tax rate                                            34.5%          34.5%           34.5%
                                                          ========        =======        ========
Expected tax benefit (expense) at statutory rate          $  9,467        $ 3,149        $(25,897)
Reconciliation for earnings taxed at different rates           514            (18)            (86)
Disallowable expenses                                       (2,160)          (460)         (8,124)
Non-taxable (expense) income*                                 (109)          (275)         14,248
Changes in valuation allowance                              (5,244)        (6,513)          3,330
Provision to return matters                                   --              812            --
Previous years                                                 905           --              --
Other                                                         (189)           190              87
                                                          --------        -------        --------
Income taxes ( expenses) benefit                          $  3,184        $(3,115)       $(16,442)
                                                          ========        =======        ========

          * In 2002 including a tax exempted capital gain (from sale of the European operations).

      f. Carryforward tax losses

         As of December 31, 2004, the Company has carryforward tax losses in the Netherlands, in the amount of approximately $34 million. Utilization of such losses is limited in certain circumstances.

      g. Tax assessment

         Under ongoing tax examination, of the U.S subsidiaries of the Company, by the U.S tax authorities, through the year ended December 31, 2003, the subsidiaries were required to provide information regarding their treatment of certain expenses, based on the issues raised and the tax authorities' position, the Company has included a provision in its accounts in an amount which, based on an opinion of its tax advisers, the Company considers to be adequate to cover costs arising from the tax examination if and when it will become tax assessment.

NOTE 17- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

         2) At December 31, 2004, two major customers accounted for 34% of accounts receivable (at December 31, 2003, two major customers accounted for 32% of accounts receivable). For the years ended December 31, 2004, 2003 and 2002, sales to major customers (constituting 10% or more of the Company's consolidated revenues), derived from aviation service contracts, amounted to 13%, 36% and 73% of revenues, respectively, as set forth below:

                                               Year ended December 31,
                                             ----------------------------
                                               2004      2003      2002
                                             -------    ------   --------
                                             (% of consolidated revenues)
                                             ----------------------------
            Customer A                          13%      14%
            Customer B                                   11%
            Customer C                                   11%
            Customer D                                             73%

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

         4) The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic or political instability and trade restrictions), any of which could have a significant negative impact on the Company's ability to deliver its services on a competitive and timely basis and on the results of the Company's operations. Although the Company has not encountered significant difficulties in connection with the sale or provision of its services in international markets, future imposition of, or significant increases in, the level of trade restrictions or economic or political instability in the areas where the Company operates, could have an adverse effect on the Company. For example, the Company currently provides services at several airports in the former Soviet Union. The Company's ability to continue operations in the former Soviet Union may be adversely affected by future changes in legislation or by changes in the political environment.

NOTE 18 - SEGMENT INFORMATION

      The Company adopted FAS 131, which establishes disclosure and reporting requirements in respect of segments.

      a. Business segment data:

      1) Financial data relating to reportable operating segments:

       Year ended December 31, 2004:

                                          Aviation      Leasing      Entertainment     Other         Total
                                          --------      --------     -------------    -------      ---------
Revenues:
  Unaffiliated customers                   $55,825        $3,294         $1,491        $2,168        $62,778
  Intersegment                                 219          --             --           2,976          3,195
                                           -------      --------       --------       -------      ---------
Total revenues                             $56,044        $3,294         $1,491        $5,144        $65,973
                                           =======      ========       ========       =======      =========
Operating income (loss)                       $609       $(1,163)      $(15,563)          $63       $(16,054)
                                           =======      ========       ========       =======      =========
Assets (at end of year)                    $35,626       $32,206         $9,753       $26,125       $103,710
                                           =======      ========       ========       =======      =========
Goodwill (at end of year)                     $314                                                      $314
                                           =======                                                 =========
Expenditures for segment assets               $209                       $5,866           $36         $6,111
                                           =======                     ========       =======      =========
Depreciation and amortization                 $592        $2,410           $453          $133         $3,588
                                           =======      ========       ========       =======      =========
Non cash expenditures other
   than depreciation and amortization                     $2,046        $13,375                      $15,421
                                                        ========       ========                    =========

                  Year ended December 31, 2003:

                                          Aviation      Leasing      Entertainment     Other           Total
                                          --------      --------     -------------    --------       ---------
Revenues:
  Unaffiliated customers                   $66,454        $2,995           $643         $1,479         $71,571
  Intersegment                                 418                                       3,884           4,302
                                           -------      --------       --------       --------       ---------
Total revenues                             $66,872        $2,995           $643         $5,363         $75,873
                                           =======      ========       ========       ========       =========
Operating income (loss)                    $12,215       $(5,476)      $(10,114)       $(3,603)        $(6,978)
                                           =======      ========       ========       ========       =========
Assets (at end of year)                    $36,087       $36,340        $10,401        $51,594        $134,422
                                           =======      ========       ========       ========       =========
Goodwill (at end of year)                     $314                       $5,266                         $5,580
                                           =======                     ========                      =========
Expenditures for segment assets               $259                      $10,700           $299        $11,258
                                           =======                     ========       ========       =========
Depreciation and amortization                 $493        $2,427           $265           $184          $3,369
                                           =======      ========       ========       ========       =========
Non cash expenditures other
   than depreciation and amortization                     $6,042         $7,513           $797         $14,352
                                                        ========       ========       ========       =========

                  Year ended December 31, 2002:

                                         Aviation      Leasing    Entertainment      Other        Total
                                         -------       -------    -------------    --------      --------
Revenues:
  Unaffiliated customers                 $277,636       $1,370                         $925      $279,931
  Intersegment                             12,263                                    12,926        25,189
                                         --------      -------                     --------      --------
Total revenues                           $289,899       $1,370                      $13,851      $305,120
                                         ========      =======                     ========      ========
Operating income (loss)                   $37,731         $271         $(517)        $1,963       $39,448
                                         ========      =======      ========       ========      ========
Assets (at end of year)                   $52,809      $38,605        $7,259        $54,840      $153,513
                                         ========      =======      ========       ========      ========
Goodwill (at end of year)                    $314                                      $853        $1,167
                                         ========                                  ========      ========
Expenditures for segment assets              $320      $23,384        $3,618         $2,088       $29,410
                                         ========      =======      ========       ========      ========
Depreciation and amortization                $206       $1,158                          $79        $1,443
                                         ========      =======                     ========      ========
Non cash expenditures other
 Than depreciation and amortization        $9,156                                      $932       $10,088
                                         ========                                  ========      ========

      2) Following is a reconciliation of net revenues, operating income and assets of the reportable segments to the data included in the consolidated financial statements:

                                                                      Year ended December 31
                                                              ---------------------------------------
                                                                2004           2003            2002
                                                              --------       --------       ---------
Revenues:
    Total revenues of reportable segments                      $60,829        $70,510        $291,269
    Other revenues                                               5,144          5,363          13,851
    Elimination of intersegment revenues                        (3,195)        (4,302)        (25,189)
                                                              --------       --------       ---------
    Total consolidated revenues                                $62,778        $71,571        $279,931
                                                              ========       ========       =========

Operating Income:
    Total operating income (loss) of reportable segments      $(16,117)       $(3,375)        $37,485
    Other                                                           63         (3,603)          1,963
    Amounts not allocated to segments:
      General and administrative expenses                       (7,706)        (2,581)         (8,363)
      Interest income                                              470          2,248           2,072
      Interest expense                                          (1,160)        (1,222)         (1,678)
      Exchange differences                                         (83)          (242)          2,356
      Other income (expenses)                                   (2,907)          (353)         41,229
                                                              --------       --------       ---------
    Consolidated income (loss) before taxes on income         $(27,440)       $(9,128)       $ 75,064
                                                              ========       ========       =========

Assets (at end of year):
    Total assets of reportable segments                        $77,585        $77,562         $98,673
    Total goodwill of reportable segments                          314          5,580             314
    Other assets                                                26,125         51,594          55,693
    Assets not allocated to segments                            20,951         20,872          12,538
    Elimination of intersegment balances                       (70,013)       (71,108)        (41,774)
                                                              --------       --------       ---------
    Total consolidated assets (at end of year)                 $54,962        $84,500        $125,444
                                                              ========       ========       =========

      b. Geographical information

         Following   is  a  summary  of  revenues  and   long-lived   assets  by
         geographical areas:

         1) Revenues - classified by country in which the services were rendered:

                          Year ended December 31,
                     ----------------------------------
                       2004         2003         2002
                     -------      -------      --------
USA                  $49,642      $59,146      $274,082
The Netherlands       10,232       10,034         4,834
Other                  2,904        2,390         1,015
                     -------      -------      --------
Total                $62,778      $71,571      $279,931
                     =======      =======      ========

         2) The Company's long-lived assets, net of accumulated depreciation, are located in the following geographical areas:

                                December 31,
                     ---------------------------------
                       2004         2003         2002
                     -------      -------      -------
The Netherlands      $16,130      $19,569      $23,543
USA                      630        3,832        5,393
Other                    370          562          480
                     -------      -------      -------
Total                $17,130      $23,963      $29,417
                     =======      =======      =======

      c. As to the Company's major customers, see note 17b (2).

NOTE 19 - RELATED PARTIES - TRANSACTIONS AND BALANCES

      a. Revenues from, and expenses to, related parties:

                                                       Year ended December 31,
                                                    ------------------------------
                                                     2004        2003        2002
                                                    ------      ------      ------
Revenues                                                                       $27
                                                                            ======
Cost of revenues                                       $98
                                                    ======
Selling, general and administrative expenses        $2,546      $1,618      $4,453
                                                    ======      ======      ======
   Includes compensation payments and services
   provided to the Company by related parties

Interest income                                                   $517        $660
                                                                ======      ======
Other expenses, see g below                         $1,400
                                                    ======
Share in Losses of associated companies, see i
    and j below                                     $1,706      $6,661      $1,807
                                                    ======      ======      ======
Bonuses related to the sale of the European
    Operation, see c(2) below                                               $4,704
                                                                            ======

      c. Balances with related parties:

                                                          December 31,
                                                        ---------------
                                                         2004     2003
                                                        -----    ------
Other current assets                                               $382
                                                                 ======
Long term loans to associated companies                          $2,988
                                                                 ======
Subordinated debentures including accrued interest               $1,369
                                                                 ======
Accrued expenses and other liabilities                    $500      $21
                                                        ======   ======
Long term liabilities and current maturities              $600
                                                        ======

      c. 1) In 2001 and 2002, the Company lent Leedan $2,200 and $1,500, respectively. The loans bear interest at the rate of Libor for 3 months +3% per annum. The loans were repaid in February 2003 and April 2003, respectively.

         2) Leedan provided the Company with certain management, administrative, consulting and advisory services, as well as advice and assistance with respect to potential acquisitions and investor relations. Such services are provided on an ad-hoc basis as authorized by the ICTS Supervisory Board. In 2004 and 2003 the Company recorded no expenses for such services, in 2002 the Company recorded $1.2 million.

      d. In 2002, ICTS bought vested and non vested options from its employees and directors. The difference between the price paid and the exercise price for the options bought back, aggregating $1,618, was recorded as selling, general and administrative expenses.

NOTE 19 - RELATED PARTIES - TRANSACTIONS AND BALANCES
                   (continued):

         In 2003 and 2004 ICTS did not buy any options from its employees and directors.

      e. On July 24, 2001 Noaz Management Company assigned to ICTS an investment of $400 (out of its total investment of $1 million) in ArtLink Inc., representing 4.1% of the class A preferred shares. A major shareholder of ICTS is a major shareholder in Noaz Management Company. This investment was written off in 2003.

      f. As to the Company acquisition from a related party in December 2003 of the entertainment business of ITA, and the related impairment losses of the tangible and intangible assets in 2003 and 2004 amounted to $20,888, see notes 7(e) and 8(b).

      g. As to guarantees issued to Bilu on behalf of related parties ('Leedan' and 'Rogosin') in the amount of $1,400, and not exercising them in 2004, see note 6(b).

      h. As to an execution in 2004 of a guaranty granted by the Company to related party ('IMA'), in the amount of $1,137, see notes 5(a)(4)(b) and 10(b).

      i. As to write down in 2004 of the Company investment in Pioneer (a company held by principal shareholders) in the amount of $1,794 see note 5(a) (1).

      j. As to not exercising, in 2004, a guaranty granted to the Company by related party ('Leedan') in the amount of $1,438, in connection with the Company investment in Pioneer, see notes 5(a)(1)(b) and (c).

NOTE 20 - EARNINGS (LOSSES) PER SHARE

         The following table presents the data used for computation of basic and diluted earnings (losses) per share:

                                                                                Year ended December 31,
                                                                    ----------------------------------------------
                                                                        2004              2003             2002
                                                                    -----------       -----------       ----------
Basic:
    Net income (loss)                                                  $(25,962)         $(18,904)         $56,815
                                                                    ===========       ===========       ==========
    Weighted average shares of common stock outstanding               6,524,250         6,513,100        6,419,575
                                                                    ===========       ===========       ==========
Diluted:
    Net income (loss)                                                  $(25,962)         $(18,904)         $56,815
                                                                    ===========       ===========       ==========
    Weighted average number of shares of common stock
      outstanding                                                     6,524,250         6,513,100        6,419,575
    Incremental shares of common stock from stock options -
      Calculated under the treasury stock method                                                            33,872
                                                                    -----------       -----------       ----------
    Adjusted weighted average number of shares of common stock        6,524,250         6,513,100        6,453,447
                                                                    ===========       ===========       ==========

NOTE 21 - STOCK OPTIONS

      In 1999 ICTS adopted share option plan and reserved 600,000 common shares for issuance under the plan.

      On October 28, 2004 the Compensation Committee approved the "2005 Equity Incentive Plan", the plan was ratified in November 2004 by the Supervisory Board and Management Board and in February 2005 a special meeting of shareholders adopted the proposal. Under this plan the Company reserved 1,500,000 common shares for issuance.

      Under the above plans, options may be granted to employees, officers, directors and consultants at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed ten years. Options granted under the plans generally vest over a period of three years. Any options that are cancelled or forfeited before expiration become available for future grants.

      Pursuant to the above plans, the Company reserved for the issuance a total of 2,100,000 common shares, out of which as of December 31, 2004 986,500 options are still available for future grant.

      As of December 31, 2004, 1,113,500 options are outstanding, all of which have been granted to directors and executive officers of the Company, at exercise prices ranging from $1.35 to $6.375 per share. These options vest over various terms, ranging from immediately to three years. Outstanding options expire at various times, but not later than November 2009.

      In 2002, ICTS bought vested and non vested options from its employees and directors. The difference between the price paid and the exercise price for the options bought back, aggregating $1,618, was recorded as selling, general and administrative expenses in 2002.

      In 2003 and 2004 ICTS did not buy any options from its employees and directors.

      The options granted under the Company's plans are exercisable for the purchase of shares as follows:

                                                            December 31,
                                                      ----------------------
                                                         2004         2003
                                                      ---------      -------
         At balance sheet date                          400,500      224,000
         During the first year thereafter               246,333       16,500
         During the second year thereafter              233,333       13,000
         During the third year thereafter               233,334           --
                                                      ---------      -------
                                                      1,113,500      253,500
                                                      =========      =======

      A summary of the status of the plans as of December 31, 2002, 2003 and 2004 and changes during the year ended on those dates is presented below:

                                                                      Year ended December 31,
                                      --------------------------------------------------------------------------------------
                                                    2004                         2003                         2002
                                      ---------------------------    --------------------------    -------------------------
                                                         Weighted                      Weighted                     Weighted
                                         Number of       average       Number of       average       Number of      average
                                          options        exercise       options        exercise       options       exercise
                                      (in thousands)      price      (in thousands)     price      (in thousands)    price
                                      --------------     --------    --------------    --------    --------------   --------
                                                            $                             $                             $
                                                           ----                          ----                         ----
Options outstanding
    at the beginning of year                253            6.99            278           6.85            958          6.43
Changes during the year
    Granted                               1,020            1.35                                          112          5.30
       Exercised or bought
         by the Company                     (15)           5.30                                         (767)         6.10
       Forfeited and cancelled             (145)           8.50            (25)          5.32            (25)         5.49
                                         ------                            ---                          ----
Options outstanding at the
    end of year                           1,113            1.68            253           6.99            278          6.85
                                         ======            ====            ===           ====           ====          ====
Options exercisable at the
    end of year                             400            2.40            224           7.12            196          7.12
                                         ======            ====            ===           ====           ====          ====

      The options outstanding as of December 31, 2004 have been separated into ranges of exercise price as follows:

               Options                                  Options       Weighted
            outstanding      Weighted                 Exercisable     average
               as of          average     Weighted       as of        exercise
            December 31,     remaining    average     December 31,    price of
 Exercise       2004        contractual   exercise        2004       exercisable
  price    (in thousands)       life       Price     (in thousands)    options
 --------  --------------   -----------   --------   --------------  -----------
    $                          Years          $                           $
  -----                        -----        -----                       -----
  1.35         1,020             5           1.35         320           1.35
  4.50            20             1           4.50
  5.30            62             2           5.30          80           5.28
  6.38            11             1           6.38
               -----                        -----         ---
               1,113                        $1.68         400           2.40
               =====                        =====         ===

NOTE 22 - SUBSEQUENT EVENTS

      a) In April, 2005, a Company's subsidiary entered into a Loan and Security Agreement with a financial institution which replaces the revolving line of credit as describe in note 10(c). The new agreement provides for revolving loans up to $8 million limited by 85% of defined eligible accounts receivable plus 95% of the balance of required certificates of deposit less letter of credit obligations.

         The line of credit is secured by the Company guaranty, by a first priority security interest in all existing and future property of the subsidiary and the subsidiary has undertaken to comply with financial covenants and non financial provisions.

         In June 2005, the subsidiary was notified by the financial institution that it is in default in three provisions of its loan agreement. The subsidiary failed to maintain the tangible net worth, as defined in the loan agreement, of $654, failed to maintain the minimum interest coverage ratio of 1.50 and that the subsidiary chief executive officer did not remain in office, due to his resignation.

         The financial institution provided notice of these defaults, but did not accelerate the loan nor provided a waiver. The subsidiary and the financial institution are in discussions to resolve these issues.

         The outstanding balance of the credit facility as of June 30, 2005 was $3.5 million.

      b) In May 26, 2005 the Company and VCON reached a prepayment agreement in which VCON paid $825 for the outstanding principal and interest balance on its loan with the Company, which totaled $1,365 at that date, see note 6(c)(2). As a result of the prepayment agreement a loss of $540 was recorded in 2005 in other expenses, the conversion feature expired and the Company removed its pledge.

      c) In February 2005, as the non - competition restrictions, related to the sale of ICTS Europe, see note 14(c), expired, the Company made a strategic decision to reenter the European aviation security market. In March 2005 the Company established a wholly-owned subsidiary under which all the European aviation security activities provided by ICTS will be operated.

      d) In June 2005, the Company has granted the lessee, see note 7(d), an option to purchase the leased equipment for an amount of $5 million plus an amount equal to the related loan balance (see note 12 a(3)) at the exercise date thus providing for the possibility of the early termination of the leasing agreement. The option can be exercised from June 1, 2005 until September 30, 2006. As consideration for granting the option the lessee will pay to ICTS an option fee of $20 per month.

         The payment of the purchase price will be reduced by advance payments on lease installments of $1m in July 2005 and an additional advance payment of $500 in January 2006 covering the lease periods from June 2005 forward.

         As of June 30, 2005 the depreciated value of the leased equipment is $13.5 million.

      e) On July 7, 2005, the Company has signed an agreement, with a related party, to sell its rights of ownership in the long -term deposit 'China Dragon' , see note 6(a) and to transfer the related long-term loan which was received as part of the arrangement with a bank, see note 12(a)(1), for consideration of $1 million. As of June 30, 2005 the net book value of the deposit and the long-term loan is $1.2 million.

                                 --------------
                            -------------------------
                                 ---------------