Form 20-F/A
period 2004-12-31
ICTS INTERNATIONAL N V
filed 2005-08-24
CIK 1010134

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 20-F/A


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

INTRODUCTORY NOTE

This Amendment to Annual Report on Form 20-F/A is being filed by ICTS International N.V (the "Registrant") solely to correct and amend the following in the Registrant's Annual Report on Form 20-F for the year ended December 31, 2004,filed with the Securities and Exchange Commission on July 26, 2005 (the "Form 20-F" or "Annual Report"):

      -     revised disclosure of Item 15 of the Form 20-F; and

      - correction of an inadvertent omissions in Exhibits 12.1 and 12.2 of the Form 20-F; and

      - correction of an inadvertent omissions of Exhibit 13.1 of the Form 20-F; and

      - repositioning the Reports of independent auditors of associated companies for the year ended December 31, 2003 as exhibits 10.

Other than as expressly set forth herein, this Form 20-F/A does not, and does not purport to, amend or restate any other information contained in the Form 20-F nor does this Form 20-F/A reflect any events that have occurred after the Form 20-F was filed.

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

     Part III
     --------
     Item 17         Financial Statements
     Item 18         Financial Statements
     Item 19         Exhibits


     Exhibits
     --------
     Exhibit 8 List of Subsidiaries (incorporated by reference to Item 4-- Information on the Company--Organizational Structure)

     Exhibit 10 Reports of independent auditors of associated companies, as referred to investment in certain associated companies in the report of independent auditors for the year ended December 31, 2003

     Exhibit 12.1    Certification of Chief Executive Officer pursuant to
                     Section 302 of the Sarbanes-Oxley Act of 2002

     Exhibit 12.2    Certification of Chief Financial Officer pursuant to
                     Section 302 of the Sarbanes-Oxley Act of 2002

     Exhibit 13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

     Exhibit 13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

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

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

         Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not applicable

Item 15. Controls and Procedures.


(a) The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized and reported timely. Based on the Company's evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, has concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange
      Act) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that the Company's disclosure controls and procedures will detect or uncover all failures of persons within ICTS to disclose material information otherwise required to be set forth in the Company's reports.

(b) There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof. Therefore, no corrective actions were taken with regard to significant deficiencies and material weaknesses.


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

                                   SIGNATURES


      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                            ICTS INTERNATIONAL N.V.

                                            By:   /s/ Avraham Dan
                                            Name: Avraham Dan
                                            Title: Managing Director


      Date: August 23, 2005

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