Form 20-F
period 2005-12-31
ICTS INTERNATIONAL N V
filed 2006-09-15
CIK 1010134

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

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED]

    FOR THE TRANSITION PERIOD FROM       TO

                         COMMISSION FILE NUMBER 0-28542

                             ICTS INTERNATIONAL N.V.
                             -----------------------
             (Exact Name of Registrant as specified in its charter)

                                 Not Applicable
                                 --------------
                 (Translation of Registrant's name into English)

                                 The Netherlands
                                 ---------------
                 (Jurisdiction of incorporation or organization)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
               --------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: Name of each exchange on which registered:

                      None                            None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                   Common Shares, par value .45 Euro per share
                   -------------------------------------------
                                 Title of Class

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None
                                 Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2005: 6,672,980

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

                                Table of Contents

     Part I
     ------
     Item 1           Identity of Directors, Senior Management and Advisers
     Item 2           Offer Statistics and Expected Timetable
     Item 3           Key Information
     Item 4           Information on the Company
     Item 5           Operating and Financial Review and Prospects
     Item 6           Directors, Senior Management and Employees
     Item 7           Major Shareholders and Related Party Transactions
     Item 8           Financial Information
     Item 9           The Offer and Listing
     Item 10          Additional Information
     Item 11          Quantitative and Qualitative Disclosures about Market Risk
     Item 12          Description of Securities other than Equity Securities

     Part II
     -------
     Item 13          Defaults, Dividend Arrearages and Delinquencies
     Item 14 Material Modifications to the Rights of Security Holders and the Use of Proceed
     Item 15          Controls and Procedures
     Item 16A         Audit Committee Financial Expert
     Item 16B         Code of Ethics
     Item 16C         Principal Accountant Fees and Services
     Item 16D         Exceptions from Listing Standards for Audit Committees

     Part III
     --------
     Item 17          Financial Statements
     Item 18          Financial Statements
     Item 19          Exhibits

     Exhibits
     --------
     Exhibit 8 List of Subsidiaries (incorporated by reference to Item 4 -Information on the Company-Organizational
                      Structure)

     Exhibit 10       Reports  of   independent   auditors  of  associated
                      companies,   as  referred  to   investment   in  certain
                      associated   companies  in  the  report  of  independent
                      auditors for the year ended December 31, 2005

     Exhibit 12.1     Certification  of Chief  Executive  Officer  pursuant to
                      Section 302 of the Sarbanes-Oxley Act of 2002

     Exhibit 13.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

     Exhibit 14.1     Report of independent  registered public accounting firm
                      - Deloitte

     Exhibit 15.1     Independent Auditor's Report - Lazar Levine & Felix, LLP

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

                                 Not Applicable

Item 2.  Offer Statistics and Expected Timetable

                                 Not Applicable

Item 3.  Key information.

      Operations

      ICTS International, N.V., including its subsidiaries (collectively referred to herein as "ICTS" or "the Company"), is a provider of aviation security and other aviation related services through service contracts with airline companies and airport authorities. In 2002 one of the company's subsidiaries, Huntleigh USA Corporation ("Huntleigh") derived a substantial portion of its revenues from providing aviation security services to the United States Transportation Security Administration ("TSA"). Commencing November 2002 the Company ceased providing such services to the TSA but continues to provide such services to aviation companies and others.

      Discontinued Operations

      In December 2005, the company's management decided to cease two of its segments operations and to focus on the main core business of the company - the security activities.

      Following the decision, the company ceased its operations in the Leasing and Entertainment segments. The leased equipment was sold to the lessee and the entertainments sites were closed.

      Selected Financial Data

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

      The data reflects the results of  operations  and net assets of continuing
operations,   while  details  of  the  discontinued   operations  are  presented
separately.

                                              (U.S Dollars in thousand)
--------------------------------------------------------------------------------
Continuing Operations                2005        2004        2003        2002
-----------------------              ----        ----        ----        ----
Cash and cash equivalents          $  5,927    $  3,224    $  7,404    $ 32,378
Current Assets                       24,962      23,529      30,002      72,606
Total Assets                         31,676      37,507      55,914      97,763
Current Liabilities                 (25,435)    (20,395)    (24,747)    (55,920)
Shareholders (Equity)                 5,148     (21,506)    (46,961)    (61,378)
Deficiency

Discontinued Operations
-----------------------
Total Assets                       $    537    $ 17,455    $ 28,586    $ 27,681
Total Liabilities                   (11,424)     (8,786)     (8,601)     (7,817)
--------------------------------------------------------------------------------

Selected Financial Data Statement of Operations

      The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2005, 2004, 2003, 2002 and 2001:


                                                                      (U.S Dollars in thousand except per share data)
                                                                                      Year ended December 31,
                                                          -----------------------------------------------------------------------
                                                              2005           2004          2003           2002           2001
                                                          -----------    -----------    -----------    -----------    -----------
REVENUES                                                  $    57,713    $    57,993    $    67,933    $   278,561    $   212,137
COST OF REVENUES                                               53,721         52,825         52,557        212,439        189,925
                                                          -----------    -----------    -----------    -----------    -----------
GROSS PROFIT                                                    3,992          5,168         15,376         66,122         22,212
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                   11,690         12,201          8,547         25,635         18,641
IMPAIRMENT OF ASSETS AND GOODWILL                                                               797          9,156            820
                                                          -----------    -----------    -----------    -----------    -----------
OPERATING INCOME (LOSS)                                        (7,698)        (7,033)         6,032         31,331          2,751
FINANCIAL INCOME (EXPENSES) - net                                (908)          (452)         4,118          3,046          1,977
OTHER INCONE (EXPENSES) - net                                     147         (2,907)          (353)        41,229         29,520
INCOME (LOSS) BEFORE TAXES                                     (8,459)       (10,392)         9,797         75,606         34,248
INCOME TAXES BENEFIT (EXPENSE)                                 (2,387)         1,529         (3,910)       (16,442)        (4,919)
SHARE IN LOSSES OF ASSOCIATED COMPANIES - net                    (486)        (1,625)        (6,661)        (1,807)          (395)
MINORITY INTERESTS IN PROFIT OF SUBSIDIARIES                                                                               (2,735)
                                                          -----------    -----------    -----------    -----------    -----------
PROFIT (LOSS) FROM CONTINUING OPERATIONS                      (11,332)       (10,488)          (744)        57,357         26,198

DISCONTINUED OPERATIONS:
Loss from discontinued operations, net of tax benefit
  of $2,525, $1,655 and $795 in 2005, 2004 and 2003,
  respectively Includes  loss of $4,7774 on sale of
  assets to a related party on 2005, and after share
  in loss of associated company of $36 and $81 in 2005
  and 2004, respectively                                      (13,548)       (15,474)       (18,130)          (542)
                                                          -----------    -----------    -----------    -----------    -----------
INCOME  (LOSS) FOR THE YEAR                                   (24,880)       (25,962)       (18,904)   $    56,815    $    26,198
                                                          -----------    -----------    -----------    -----------    -----------
OTHER COMPREHENSIVE INCOME:
   Translation adjustments                                     (1,560)         1,043          3,456            710         (1,811)
   Unrealized gains (losses) on marketable securities            (214)          (616)           794            731           (345)
   Reclassification adjustment for losses for available
   for sale securities included in net income                                                   237           (771)           368
                                                               (1,774)           427          4,487            670         (1,788)
                                                          -----------    -----------    -----------    -----------    -----------
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE
YEAR                                                      $   (26,654)   $   (25,535)   $   (14,417)   $    57,485    $    24,410
                                                          ===========    ===========    ===========    ===========    ===========
LOSSES PER SHARE:

Profit (Loss) from continued operations:
Profit (Loss) per common share - basic                    $     (1.74)   $     (1.61)     $ ( 0.12)    $      8.93    $      4.18
                                                          ===========    ===========    ===========    ===========    ===========
Profit (Loss) per common share - diluted                  $     (1.74)   $     (1.61)     $ ( 0.12)    $      8.88    $      4.09
                                                          ===========    ===========    ===========    ===========    ===========
(Loss) from discontinued operations:
(Loss) per common share - basic                           $     (2.07)   $     (2.37)   $     (2.78)   $     (0.08)
                                                          ===========    ===========    ===========    ===========
(Loss) per common share - diluted                         $     (2.07)   $     (2.37)   $     (2.78)   $     (0.08)
                                                          ===========    ===========    ===========    ===========
NET INCOME (LOSS):
Profit (Loss) per common share - basic                    $     (3.81)   $     (3.98)     $ ( 2.90)        $ 8 .85    $      4.18
                                                          ===========    ===========    ===========    ===========    ===========
Profit (Loss) per common share - diluted                  $     (3.81)   $     (3.98)     $ ( 2.90)    $      8.80    $      4.09
                                                          ===========    ===========    ===========    ===========    ===========
Weighted average shares of common stock outstanding         6,528,100      6,524,250      6,513,100      6,419,575      6,263,909
Adjusted diluted weighted average shares of common
stock outstanding                                           6,528,100      6,524,250      6,513,100      6,453,447      6,412,535
                                                          ===========    ===========    ===========    ===========    ===========

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

      If the TSA will claim such difference from Huntleigh and will prevail in all of its contentions, and none of Huntleigh's claims will be recognized, then the Company may suffer a loss in an amount of about $59 Million. The Company is engaged in litigation with the FAA/TSA. No provisions have been made by the Company with respect to the above potential claims.

      Claim for Loss of Business

      The Security Act provides that all aviation security services in the U.S. will be handled by the federal government through the TSA. As a result of the passage of the Security Act the TSA took over aviation security in the U.S. For the year ended December 31, 2002, the TSA accounted for 73% of all our consolidated revenues at that year. For the years ended December 31, 2005, 2004 and 2003 the TSA accounted for -0-% of our revenues. Our failure to be able to meet the TSA's requirements or to secure contracts from the TSA will have a material adverse affect on our business.

      As a foreign corporation, the Company is not eligible to bid for security service contracts with the TSA.

      Huntleigh's main business was providing airport security services to airlines and airports as a result of the creation of the TSA and the requirement that the TSA take over airport security, Huntleigh has lost its principal business. Huntleigh has commenced legal action against the U.S. Government for the "Taking" of its business and to protect its rights under the Fifth Amendment of the U.S. Constitution. Huntleigh seeks to recover the going concern value of the lost business. The suit was brought in the U.S. Court of Claim and is in the early stages. The Court has rejected the U.S. Governments motion to dismiss the Complaint for failure to state a cause of action. A motion for reconsideration has been filed by the defendant, but denied. There can be no assurance as to the ultimate outcome of such claim and whether or not Huntleigh will be successful in prosecuting the same.

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

      We have incurred major losses in recent years.

      We incurred net losses of approximately $25, $26 and $19 million in 2005, 2004 and 2003 respectively. We cannot assure you that we can achieve profitability. The losses were accompanied by net cash used in operating activities of $5.2, $1.2 million and $19.3 million in 2005, 2004 and 2003 respectively, and at December 31, 2005 the Company had a working capital deficiency of $2.7 million. If we do not achieve new service contracts and profitability, the viability of our company will be in question and our share price will likely decline.

      Our auditors have expressed an opinion that there is substantial doubt about our ability to continue as a going concern.

      In its report, our auditors have expressed an opinion that there is substantial doubt about our ability to continue as a going concern. As discussed in the accompanying audited financial statements at the year ended December 31, 2005, the Company had revenue of $57,713,000 and a net loss of $24,880,000.

      We are reliant on loans made by our principal stockholder.

      Our financing activities have consisted primarily of loans from our principal stockholder. We do not have any other continual commitments or identified sources of additional capital from third parties. There is no assurance that our principal stockholder will continue making loans to us and even if loans are made, there is no assurance that the terms will be favorable to the Company.

      Internal Revenue Service Investigation.

      Last year the Company's subsidiary ICTS USA, Inc. filed a refund claim with the Internal Revenue Service ("IRS") in an amount in excess of $2 million. The refund has not yet been received by the Company. The Company made a demand to the IRS for the refund. Thereafter, by letter dated August 15, 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division is ongoing by a grand jury regarding possible criminal tax violations by the subsidiary for the tax years 2002 and 2003 regarding certain royalty payment made to the Company. As a result of the investigation the Company believes that the refund had been put on hold. Although it is not possible at this time to determine the outcome of this matter, should the result of the IRS investigation prove unsatisfactory to the Company, will have a material adverse effect on the Company.

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

      Under our new business strategy we intend to develop technological solutions and systems for the aviation security industry, develop or acquire security activities other than aviation security, invest in security related businesses, and seek other revenue producing businesses and business opportunities.

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

      Litigation.

      We are currently a plaintiff and defendant in several significant lawsuits, the outcome of which could have a material adverse effect on the Company.

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

      Certain shareholders own approximately 63% of our shares; their interests could conflict with yours; significant sales of shares held by them could have a negative effect on our stock price.

      Mr. Menachem Atzmon, a director and chairman of the board of the Company, as a representative of the Atzmon Family Trust owns or controls 63% of our issued and outstanding common stock. As a result of such ownership, and or control, the Atzmon Family Trust is able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. In addition, sales of significant amounts of shares controlled by the Atzmon Family Trust or the prospect of these sales, could adversely affect the market price of our common stock.

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

Item 4. Information on the Company

      History and Development of the Company.

      Unless the context indicates otherwise, all references herein to the "Company" include ICTS International N.V. ("ICTS" or the "Company"), and its consolidated subsidiaries.

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

      In the fourth quarter of 2002, pursuant to the Security Act the Federal government through the TSA took over substantially all of the aviation security operations in U.S. airports. As a result, ICTS through its wholly owned subsidiary, Huntleigh, provides limited aviation services in the United States.

      In the second quarter of 2002 the company purchased equipment in the amount of $23.5 million and leased it back to the sellers an affiliated private Dutch company, for 7 years in an operating lease agreement.

      On December 23, 2003 the Company through wholly owned subsidiaries purchased from ITA International Tourist Attractions, Ltd., ("ITA") (a company under the control of one of ICTS's shareholders) certain assets owned by ITA and used by it in the development, establishment and operation of motion-based entertainment theaters. The assets purchased consist primarily of intangible property and certain equipment. ITA is a company in which a principal shareholder of the Company owned in the aggregate in excess of 50% of the shares. The purchase price for the assets purchased was $5.4 million. The purchase price was paid by set-off against certain debts owed by ITA to the Company, cash and notes. As a part of the transaction, certain agreements made between the Company and ITA in 2001 were terminated, with the result that the Company is no longer committed to involve ITA in its existing and future entertainment projects. Prior to entering into the transaction the Company obtained a fairness opinion as to the fairness of the consideration and the transaction to the Company.

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

      In December 2004, ICTS determined that the future cash flows from the leased equipment will not recover its investment and as a result recorded an impairment loss of $2.2 million, in addition to an impairment loss of $6 million that was recorded in 2003.

      In June 2005, the company granted the lessee an option to purchase the equipment for an amount of $5 million, plus an amount equal to a related loan balance. The option was exercised on December 2005, and by that time the leasing activities of the company were terminated.

      In February 2005, as the non-competition restrictions, related to the sale of the European aviation security operations as mentioned above, expired, the Company made a strategic decision to reenter the European aviation security market. In March 2005 the Company established a wholly owned subsidiary, I-SEC International Security B.V, under which all the European aviation security activities provided by ICTS are operated.

      During 2005 and 2006 the company re-entered into aviation security business in Europe by signing contracts with U.S. carriers. Following these contracts I-SEC established new subsidiaries throughout Europe, in France, England, Spain, Germany and other countries.

      In 2005 the company decided to cease its operations in the entertainment segment. In early 2006, the Company closed its motion-based entertainment theater in Baltimore, MD and its multi-experience motion-based entertainment theater in Atlantic City, NJ. The Company is also a partner (42.5%) in a movie-based entertainment facility in Niagara Falls, NY.

Business Overview

      General

      ICTS had specialized until 2002 in the provision of aviation security services. Following the sale of its European operations in 2002 and the taking of its aviation security business in the United States by the TSA in 2002, ICTS engages primarily in non-security related activities. These activities consist of non-aviation security services, and the development of technological services. In addition, ICTS provides non-security related aviation services and develops technological systems and solutions for the security market.

      ICTS through I-SEC International Security B.V., supplies aviation security services at airports; through I-SEC Homeland Security B.V. provides mass transit security services; through Huntleigh, supplies aviation security services in the USA.

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

      Aviation Security Operations in Europe and Asia -Pacific Region.

      ICTS, through I-SEC International Security B.V., supplies aviation security at airports. Huntleigh supplies aviation security services in the USA. In 2002 ICTS increased its stake in its Dutch affiliate, ProCheck International to 100%. ICTS also formed a partnership with ICTS Europe through which it further expanded its aviation security operations in The Netherlands. ICTS Europe was sold by ICTS in 2002 to an unaffiliated third party. The Company is entering into the aviation security business in Europe since its restrictive covenant expired, which was part of the terms of the sale of ICTS Europe. The company, though its subsidiary, I-SEC International Security B.V., has been awarded contracts in Europe and in the Asia-Pacific region, by various carriers, in various airports. In 2005, ProCheck International shares were transferred to I-SEC International Security, B.V., which kept its share of the partnership with ICTS Europe in ICTS-NAS "v.o.f." - a company whose volume of operations has significantly increased.

      U.S. Operations.

      ICTS continues to provide limited security services and non-security aviation services in the U.S.

      Other Investments.

      ICTS has made investments in companies and properties which management believes have long-term benefits. It is anticipated that future investments will be in industries related to the security industry.

      Services

      Services Offered in Europe. Prior to the sale of its European operations, ICTS primarily provided aviation security services, operated airport checkpoints, verified travel documents, provided baggage reconciliation services, operated electronic equipment, such as x-ray screening devices, and operated manual devices. Following the sale, ICTS primarily provides advanced passenger-screening services in The Netherlands and Russia. With its reentry into the aviation security market, I-SEC International Security B.V. is offering the same types of services as those listed above to interested clients, as well as additional, new services. The Company has completed the initial phase of its reentry and penetration into the international aviation security market. This phase, executed in parallel to the expansion of I-SEC's existing operations in the Netherlands and in Russia, includes the establishment of new subsidiaries and the provision of services at international airports in London, UK (Gatwick); Paris, France (Charles de Gaulle); Cologne, Germany; Barcelona, Spain; Budapest, Hungary; and Edinburgh, Scotland. I-SEC is supplying a range of aviation security services and implementing state-of-the-art technologies at these locations within the framework of long-term contracts signed with various airlines. Following this recent expansion, I-SEC is providing services at a total of 9 locations in Europe, through 9 subsidiaries. Additionally, I-SEC is providing aviation security consulting services at airports in the Asia Pacific region.

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

      Huntleigh currently provides limited aviation security services and nine other separate services at approximately 35 airports in 26 states which were not affected by the enactment of the Security Act.


      The  limited  security  services   provided  by  Huntleigh   involves  the
following:

            * Charter Flights Screening for Airlines - which includes security check of passenger's body and carry-on.

            *     Ticket   Checks  -  checks  the  boarding   authorization   of
                  passengers and compare them to passenger ID before allowing the passenger to pass through the checkpoint.

            *     Cargo Security Screening - for some international carriers.

      Each of the non-aviation security services involves one of the following specific job classifications:

      Agent Services For Airlines.

      Agent services include: Passenger Service and Baggage Service. Although an agent is a Huntleigh employee, the employee is considered a representative of specific airlines.

      Guard Services.

      Guard services involve guarding secured areas, including aircraft.

      Janitorial Services.

      Huntleigh provides cleaning services for aircraft cabins and portions of airports.

      Maintenance.

      Huntleigh provides workers to maintain equipment in one airport.

      Aircraft Search.

      Search of entire aircraft to detect dangerous objects.

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

      A skycap also may transport checked baggage from the curbside check-in to the airline counter. Concierge Service involves a skycap monitoring the baggage carousel to ensure that passengers do not remove luggage not belonging to them. In many airports, a skycap at the baggage claim area checks to see if the passengers' luggage tags match those on the specific luggage to ensure that a passenger is only removing his or her own luggage from the claim area.

      Wheelchair attendants. Wheelchair attendants transport passengers through the airport in airline and/or Company owned wheelchairs and may also operate electricians for transporting passengers through the airport. Working closely with the attendants are dispatch agents who monitor requests and assignments for wheelchairs and dispatch the attendants as needed.

      Aviation Security Services

      ICTS, through its subsidiary I-SEC International Security, B.V., provides pre-departure screening services at airports in the Netherlands and Russia, as well as at London Gatwick International Airport, UK and at Charles de Gaulle International Airport, Paris France. It also provides aviation security consulting services at 11 airports in the Asia-Pacific region, and has signed new contracts with carriers to supply aviation security services at additional locations starting in 2006. Prior to the enactment of the Security Act, Huntleigh provided such services in the U.S. Such services are designed to prevent or deter the carriage of any explosive, incendiary device, weapon or other dangerous objects into the sterile area of an airport concourse and aboard the aircraft. In 2002 Huntleigh provided such services in the United States exclusively to the TSA.

      Technological Systems and Solutions

      The accumulated know-how and expertise of ICTS in the implementation of computer based processors for advanced passenger screening enabled ICTS to develop its APS technology and system. The APS system is an automated computerized system that enables the pre-departure analysis of passenger information and is designed to screen airline passengers in a faster and more efficient manner. The APS system is currently being operated by ICTS under contract for services provided by ICTS Europe, an unaffiliated third party, to major United States airlines on flights from Europe to the United States.

      New Technology Initiatives.

      IP@SS

      ICTS, through its subsidiaries, ICTS Technologies USA, Inc. launched a trial phase of its IP@SS project in 2003. IP@SS is a technological system integrating various components (Smart Document Reader, biometric unit, smart card unit, rule engine, watch lists and more), which enhances security while accelerating security check processes, thus improving operational efficiency and customer service to passengers. IP@SS operates in compliance with strict confidentiality and privacy standards. Basic and technologically upgraded IP@SS systems were tested within the framework of pilot trials, which were carried out at several airports, including London Gatwick (UK), Newark Liberty (USA),
Amsterdam Airport Schiphol (the Netherlands) and Ezeria (Buenos Aires, Argentina). Automated TravelDoc

      Automated Travel Doc is a technologically upgraded version of TravelDoc offered either as software only, or as a complete software and hardware package. It verifies the passengers' travel documents fully comply wit the requirements of countries of destination and transit prior to embarkation, and also facilitates the detection of forged travel documents. Automated TravelDoc enhances the level of security, assists in combating illegal immigration and reduces or mitigates associated civil penalties for airlines.

      APIS+

      APIS+ is a technologically upgraded version of APRIS. It facilitates compliance with all requirements of Advance Passenger information programs implemented by various countries worldwide (USA, Australia, Mexico and more), including the new mandatory Arrival-Departure Record data (Address in the USA). The required data is extracted from passports and handwritten US address is extracted from the relevant form - through use of advanced proprietary performance-enhancing algorithms. The data is then prepared for transmission to the relevant authorities in the specified format. ICTS's subsidiary, ICTS Technologies USA, Inc. has been authorized to submit. APIS data in UN/EDIFACT format to the USA's Bureau of Customs and Border Protection (CBP). APIS+ is offered as software only, or a complete software and hardware package.

      Smart Document reader (SDR)

      SDR is a proprietary state-of-the-art software solution that automatically extracts data from a variety of standard and non-standard travel documents, ID documents, e-ID documents, driver's licenses, airline boarding passes and various mass transit tickets at extremely high levels of accuracy and speed. SDR also implements various advanced means and proprietary checks to detect forged documents. It comprises a main component in many of the advanced technological systems offered by ICTS through its subsidiary ICTS Technologies USA, such as IP@SS, Automated TravelDoc, APIS+, the Company's solution for banks, and more.

      Bank Client Security and regulatory Compliance Solution

      ICTS, through its subsidiary ICTS Technologies USA, Inc., offers a unique front-end solution meeting the banking industry's security and regulatory compliance requirements, including Section 326 of the USA Patriot Act, while also ensuring that bank clients are provided with a high level of customer service. Contrary to back-end systems offered by the competitors, our front-end solution that incorporates unique features, such as a dynamic questionnaire, developed on the basis of ICTS numerous years of experience in the detection of suspicious signs and in advanced document checks.

      Consulting, Auditing and Training

      ICTS, through its subsidiary I-SEC International Security, B.V., provides consulting services to airlines and airports. ICTS recommends the adoption of specified security procedures develops recruitment and training programs for clients to hire necessary security personnel and works with airport authorities to ensure that they comply with applicable local requirements. ICTS trains airline employees to screen passengers and to perform other security measures through extensive courses and written training manuals. ICTS provides these services in The Netherlands and Russia, as well as at London Gatwick International Airport, UK, at Charles de Gaulle International Airport, France and at airports in the Asia-pacific region.

      Airline and Airport Customers

      In 2002, the TSA accounted for 73% of ICTS's total revenues. In 2005, 2004, and 2003, ICTS had over eight main clients, which clients accounted for over 50% of ICTS's aviation services revenues, in over 40 locations worldwide.

      Entertainment Projects

      In 2005, the Company closed its motion-based entertainment theaters in Baltimore, MD and in Atlantic City, NJ. The Company is still a partner in a movie-based entertainment facility in Niagara Falls, NY. No discussion has been made as to whether the Niagra Falls location should be closed as well.

      Marketing and Sales

      Marketing and Sales in the U.S. In 2005, 84% of the revenues of ICTS from continuing operations were derived in the U.S. ICTS derived most of its revenues through contracts with airlines which were secured by ICTS as a result of competitive bidding.

      Marketing and Sales in Europe and the Asia-Pacific Region. Contracts for aviation security services in various locations are obtained through competitive bids that are issued by the applicable airport authorities, airlines or agencies.

      Marketing of Security Systems and Technology. ICTS intends to market its new technology systems and technologies by establishing pilot projects with airports and airlines. Upon the demonstration of the viability of the systems or technology ICTS intends to develop a marketing plan to distribute the systems and technology.

      Leasing Operation

      In June 2002 ICTS purchased equipment for an aggregate purchase price of $23.5 million. The purchase price payable was $14.5 million in cash and the balance subject to an $9 million self amortizing non-recourse promissory note payable over five years. Pursuant to an operating lease, the equipment was leased to related party, private Dutch company. The lease payments provided for 2005 totaled in the amount of (euro)2.3 million (at December 31, 2005 - $2.8 million) and an option to purchase the equipment after five or seven years based upon the then fair market value. In the event that the lessee does not exercise the option to purchase the equipment upon the expiration of the lease term, then ICTS will be obligated to pay license fees in connection with intellectual property associated with the equipment in an amount equal to 5% of the revenue derived from the use of the equipment if ICTS exercises its option to operate the equipment.

      In 2003 and 2004, ICTS determined that the future cash flows from the leased equipment will not recover its investment, and as a result recorded in 2004 and 2003 impairment losses totaled $8 million. The value of the equipment at the option exercise date was based on an external assessment.

      In June 2005, the Company granted the lessee an option to purchase the leased equipment for an amount of $5 million plus an amount equal to the related loan balance at the exercise date thus providing for the possibility of the early termination of the leasing agreement. The option can be exercised from June 1, 2005 until September 30, 2006. As consideration for granting the option the lessee will pay to ICTS advanced lease installments of $1millon. The payment of the purchase price will be reduced by advance payments on lease installments of $1million received in July 2005 and an additional advance payment of $500 thousand due in January 2006 covering the lease periods from June 2005 forward. As of June 30, 2005 the depreciated value of the leased equipment was $13.5 million. On December 28, 2005, the lessee exercised the option and paid the Company $5 million. As part of the agreement the Company loaned to the Lessee $1 million Euros to be repaid on or before June 30, 2006. All the loan was repaid until May 18, 2006. The selling of the leasing equipment terminates the leasing activities of ICTS.

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


      Organizational Structure.

      The following are the significant subsidiaries of ICTS (Exhibit 8):

            ICTS  USA, Inc., New York - 100%

                Huntleigh USA Corporation. (Missouri - 100%)

                     Explore USA, Inc. (Delaware - 100%) - discontinued operation since 2005

                        (i) Explore Atlantic City, LLC (Delaware - 100%) - discontinued operation since 2005

                        (ii) Explore Baltimore, LLC (Delaware - 100%) - discontinued operation since 2005

                        (iii) Explore Niagara, LLC (New York - 100%) -
                              discontinued operation since 2005


            ICTS Technologies B.V. (The Netherlands - 100%)
            ICTS Technologies USA, Inc. (Delaware - 100%)

            ICTS Leasing B.V. (The Netherlands - 100%) - discontinued operation since 2005
            Procheck International B.V. (The Netherlands - 100%)
            I-SEC International Security B.V. (The Netherlands - 100%)
            HLS, B.V. (The Netherlands - 100%)

      Property, Plant and Equipment.

      The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses for the years ended December 31, 2005, 2004 and 2003 were $849, $809, $994 thousand from continuing operations and $984, $596 and $172 from discontinued operations, respectively. The increase in the lease expenses is primarily attributable to the entertainment sites.

      Future minimum lease payments under long-term leases are as follows:

                                               December 31, 2005
                                                 (in thousand)
                                      ---------------------------------
                                      Continuing           Discontinued
       Year                           Operations            Operations
       ----                           ----------           ------------
       2006                            $   708               $ 1,008
       2007                                297                 1,053
       2008                                 95                 1,099
       2009                                 27                 1,099
       2010                                 22                 1,148
       2011 and thereafter                                    10,289
                                       -------               -------
                                       $ 1,149               $15,696
                                       =======               =======

During 2002 subsidiaries from the Entertainment segment signed rent contracts for 15 years. As of December 2005, the company decided to discontinue the operations of the Entertainment segment. The future lease payments from discontinued operations stems from this liability. The Company aggregated and capitalized the whole liability using an interest rate of 7.25%. Thus the liability totaled to $9,701. The current maturities for this amount total at December 31, 2005 to $942. Although the amount was fully allocated, the Company is looking for alternative solutions regarding the contracts terms. ICTS is guaranteeing those contracts.

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

      ICTS had specialized until 2002 in the provision of aviation security services. Following the sale of its European operations in 2002 and the taking of its aviation security business in the United States by the TSA in 2002, ICTS engages primarily in non-security related activities. These activities consist of non-security aviation security services and the development of technological services. In addition, ICTS provides non-security related aviation services  and  develops  technological  systems and  solutions  for the security market. ICTS also was engaged in certain other activities, including constructing and developing entertainment related projects.

      In 2001 and 2002 ICTS sold substantially all of its European operations in two stages, for an aggregate purchase price of $103 million. As a result of the sale, and because of non-competitions restrictions in the sale agreement, ICTS has fully divested itself from its European operations, except for its operations in The Netherlands and Russia.

      In February 2005, as the non-competition restrictions expired, the company made a strategic decision to re-enter the European aviation security market.
Since then the company has signed few contracts throughout Europe with US carriers and has established some subsidiaries in different locations.

       In the fourth quarter of 2002, pursuant to the Security Act the Federal government through the TSA took over substantially all of the aviation security operations in U.S. airports. As a result, ICTS through its wholly owned subsidiary Huntleigh USA Corp. ("Huntleigh") provides limited aviation security services in the United States.

      Critical Accounting Policies

      The preparation of ICTS's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of ICTS's business activities, described below are certain ICTS accounting policies that are relatively more important to the portrayal of its financial condition and results of operations and that require management s subjective judgments. ICTS bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. Please refer to Note 2 to ICTS's consolidated financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2005 for a summary of all of ICTS's significant accounting policies.

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

      The Company estimates that if the TSA will claim such difference from Huntleigh and will prevail in all of its contentions, and none of Huntleigh's claims will be recognized, then the Company may suffer a loss in an amount of about $59 million. In view of the nature of the above potential claims and counter-claims management could not determine if, or to what extent, the TSA may be successful in any claim it may assert. Therefore, no provisions have been made by the Company with respect to the above potential claims. In addition, the accounts receivable - trade includes $3 million as of December 31, 2005, 2004 which are due from the TSA and relate to the dispute.

      Labor Department Issue

      In a letter dated November 21, 2003, the U.S. Department of Labor ("DOL") advised Huntleigh that it had failed to comply with a clause included in its contract with the TSA under which Huntleigh had supposedly been required to pay its employees certain minimum wages. The DOL claims that under this clause Huntleigh owes such employees an amount of approximately $7.3 million and has requested that Huntleigh makes such payment forthwith. On any amount so due, Huntleigh will also be required to pay certain employment taxes of approximately 20%.

      In March 2006, the DOL filed a complaint against Huntleigh stating that underpayments amounted to $7.1 million. Huntleigh has filed a motion for summary judgment and the DOL's response is due on September 30, 2006. No assurance can be given as to the ultimate outcome or success to Huntleigh with the position it is taking. The Company has made a provision in its financial statements in an amount the Company deemed sufficient to account for its exposure for the above claim.

      Legal Proceedings

      As a result of the September 11th terrorists attacks numerous lawsuits have commenced against Huntleigh and ICTS. Huntleigh has been named in approximately 70 lawsuits and ICTS in approximately 70 lawsuits. All of the cases were filed in the United States District Court, Southern District of New York. The cases arise out of Huntleigh's airport security service for United Flight 175 out of Logan Airport in Boston, Massachusetts. At the present time Huntleigh and ICTS are in 65 remaining cases. All of the cases involve wrongful death except 16 which involve property damage. The cases are in their early stages with depositions to begin on September 12, 2006.

      Although these are the only claims brought against Huntleigh and ICTS with respect to the terrorist attacks of September 11, 2001, Huntleigh and ICTS anticipate additional related claims. See "Risk Factors-Potential For Liability Claims."

      Under current legislation Huntleigh and one other security company have their liability limited to the amount of insurance coverage that they carry. The legislation applies to Huntleigh, but not ICTS.

      The Company has commenced an action against the U.S. Government with regard to the Fifth Amendment rights relating to the taking of its business. In December 2004 the Court denied the Government's Motion to Dismiss the case. A motion for reconsideration was filed by the defendant and denied. Fact and expert discovery have been completed and the U.S. Government has filed a motion for summary judgment which is scheduled to be argued on October 12, 2006. The trial for this action has been scheduled to commence on November 13, 2006.

      The company is in dispute with Fraport A.G. International Airport Services Worldwide in relation to alleged unlawful use of the letter combination "ICTS" by the company. Fraport initiated proceedings before the district court of Amsterdam, which are still pending. The principal amount claimed is (euro)57.65 million ($68.1 million as of December 31, 2005). However, this claim is based on an alleged incorrect interpretation of the underlying contractual obligation. If the court follows the Company's interpretation, the maximum liability is
(euro)700 thousand. ($827 thousand as of December 31, 2005). The Company filed a counter claim of (euro)2.45 million ($2.9 million as of December 31, 2005) (or, under the condition that Fraport's interpretation is followed, (euro)73.5 million ($86.9 million as of December 31, 2005)). Currently, this action is stayed, pending settlement discussions between the parties.

      In September 2005, Avitecture, Inc, (f/k/a Audiovisual-Washington, Inc.) ("Avitecture"), filed a Demand for Arbitration and Mediation against ITA-Atlantic City, LLC ("ITA") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated March 20, 2003, ITA owes Avitecture $222 thousand for audio, video and control systems it provided for ITA's use in a tourist attraction in Atlantic City, New Jersey, but for which Avitecture claims it has not been paid. The case is currently pending in a New Jersey arbitration proceeding before an arbitrator assigned by the American Arbitration Association. In October 2005, ITA filed its answer, generally denying the allegations in the Demand and asserting numerous affirmative defenses. This action is currently in discovery.

      In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against Explore Atlantic City, LLC ("Explore") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated October 28, 2003, Explore owes Turner $948 thousand for work and/or services performed pursuant to the contract, but for which Explore has not paid Turner. The case is currently pending in a New Jersey arbitration proceeding. An arbitrator has been assigned to the case so the parties can explore settling the matter. At this time, Explore has responded to the demand by denying any liability, and has asserted defenses to the amount of the claim and to challenge Turner's right to make any demand for payment. A motion for summary judgment has been made by Turner and the action is currently in discovery, with several depositions having been taken. Based on the discovery taken place thus far, Explore is of the opinion that there are several material factual disputes which it believes should defeat this motion.

      In December 2005, Barlo & Associates ("Barlo") filed a Demand for Arbitration and Mediation against Explore with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated April 16, 2002, Explore owes Turner $21 thousand for architectural work and/or services performed pursuant to the contract, but for which Explore has not paid Barlo. The case is currently pending in a New Jersey arbitration proceeding. An arbitrator has been assigned to the case so the parties can explore settling the matter. Explore has served discovery requests on Barlo's counsel and Explore anticipates taking a number of depositions to develop the factual support for its opposition to Barlo's claim and to support a potential motion for summary judgment.

      The TSA filed with the Office of Dispute Resolution for Acquisition ("ODRA") a contract dispute in connection with the contract entered into in February 2002 by Huntleigh seeking reimbursement of an alleged overpayment of principal in the amount of $59.2 million. This claim follows the lawsuit which Huntleigh has already filed against the TSA for its breaches of its contract with Huntleigh. Both claims are now pending before ODRA

      Huntleigh intends to vigorously challenge the TSA's claim which it asserts is devoid of any factual or legal merit. The TSA's filing comes on the heels of a recent decision by ODRA granting Huntleigh's motion for partial Summary
Judgment against the TSA. ODRA has granted Huntleigh's motion for partial Summary Judgment on Huntleigh's claim that the TSA breached the contract by failing to give appropriate notice for transitioning airport locations. A separate hearing will be held to determine the amount of damages due to Huntleigh on this claim. With regards to the claim for the $59,2 million overpayment, Huntleigh has filed a motion to dismiss the action. The TSA's response to this motion is due on September 15, 2006 and Huntleigh's reply brief is due on September 29, 2006.

      The company's 40% owned subsidiary, Ramasso, which operated the Time Elevator in Rome filed for bankruptcy. The receiver in the bankruptcy has filed a proceeding against the financial institution which provided loans to Romasso to recover a security deposit in the amount of (euro)866 thousand ($1 million as of December 31, 2005) which the financial institution held as security and applied against its outstanding indebtedness as a result of Romasso's defaults. The financial institution has impleaded the company on its guarantee to the financial institution if the financial institution is required to return the security deposit to the receiver in the bankruptcy.

      Last year the Company's subsidiary ICTS USA, Inc. filed a refund claim with the Internal Revenue Service ("IRS") in an amount in excess of $2 million which was to be reflected on the December 31, 2005 year end financial statements as a receivable. The refund has not yet been received by the Company. The Company made a demand to the IRS for the refund. Thereafter, by letter dated August 15, 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division is ongoing by a grand jury regarding possible criminal tax violations by the subsidiary for the tax years 2002 and 2003 regarding certain royalty payment made to the Company. As a result of the investigation the Company believes that the refund had been put on hold. Although it is not possible at this time to determine the outcome of this matter, should the result of the IRS investigation prove unsatisfactory to the Company, this will have a material adverse effect on the Company.

      On August 30, 2006 the Company filed a complaint in the United States District Court for the Southern District of New York against the United States and Area Director - Technical Compliance, Internal Revenue Service to recover the refund in the amount of $2,470,365. In addition, the Company has filed an administrative claim against the IRS in order to recover the same refund as well as damages. The Company is currently waiting for a response from the defendants.

      Two of the Company's subsidiaries have been sued by their landlord (which is the same entity for both properties) alleging breach of the respective leases. One suit is in Circuit Court for Baltimore City affecting the Company's Explore Baltimore facility, and the other is in the Superior Court of New Jersey affecting the Company's Explore Atlantic City facility. Through legally defective service, the landlord was able to obtain orders for possession of both of these locations. A petition to open the Atlantic City action has been filed and one is being prepared for the Baltimore action. In addition to seeking possession, in both the cases the landlord is seeking unpaid rent for the entire term of the leases. In the Atlantic City case the amount sought is $5,970.197 and in the Baltimore case, the amount is $ 4,443,513.01. While a resolution of both actions is being discussed, a standstill of the proceedings is being negotiated.

      On August 2006 the Company was informed that Rogozin Industries Ltd (in liquidation) filed a litigation regarding a payment of $340 it paid during 2001, which according to the litigation ICTS is guaranteeing.
                                  .
      Discontinued Operations:

      1) On December 28, 2005 the Company sold its lease equipment to the lessee and by that terminated its business in the Lease segment. The loss associated with the selling of the equipment totaled to $4,774. The cost of the equipment was $23.5 million and impairment losses were recorded in 2004 and 2003 of $2,247 and $6,042 respectively.

      2) After reviewing the financial results of the Entertainment segment, the Company decided in December 2005 to cease its operations in this field. As a result of this decision the company recorded an expense of $9,701 associated with rent expenses that the company is obligated to pay until the year 2019. ICTS is guarantying this commitment.

      Pursuant to Statement of Financial Accounting Standard ("FAS") No.144 of the Financial Accounting Standard Board of the United States "Accounting for the impairment or Disposal of Long Lived Assets" in a case of discontinued operations there has to be a separation in the Financial Statements between continuing operations and the discontinued operations - see note 2 (u) in the financial statements.

      Following this statement all the amounts that represent the discounting operations were presented separately from the continuing operations, including the comparative numbers of the last years.

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

      On December 31, 2003, an impairment test was conducted on the unamortized goodwill pursuant to which it was determined that, as of the date of the impairment test, an impairment existed concerning Demco of $797 thousand.

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

      Impairment in value of long-lived assets

      ICTS has adopted FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective January 1, 2002. FAS 144 require that long-lived assets, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

       During 2004 impairment tests were conducted on the carrying amount of the long-lived assets of the Company pursuant to which it was determined that, as of the date of the impairment test, an impairment existed in connection with the leased equipment in an amount of $2 million and with the entertainment sites in the amount of $8.1 million, as a result an impairment loss totaled to $10.1 million was recognized (all discontinued operations).

      On December 31, 2003 an impairment test was conducted on the carrying value of long-lived assets of the Company pursuant to which it was determined that, as of the date of the impairment test, the impairment existed in connection with equipment at Explores' facilities in Baltimore, Maryland and Atlantic City, New Jersey in the amount of $7.5 million and leased equipment of $6 million, as a result an impairment loss totaled $13.5 million was recognized (all discontinued operations).

Discussion and Analysis of Results of Operations

      The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2005, 2004, 2003, 2002 and 2001:


                                                                      (U.S Dollars in thousand except per share data)
                                                                                      Year ended December 31,
                                                          -----------------------------------------------------------------------
                                                              2005           2004          2003           2002           2001
                                                          -----------    -----------    -----------    -----------    -----------
REVENUES                                                  $    57,713    $    57,993    $    67,933    $   278,561    $   212,137
COST OF REVENUES                                               53,721         52,825         52,557        212,439        189,925
                                                          -----------    -----------    -----------    -----------    -----------
GROSS PROFIT                                                    3,992          5,168         15,376         66,122         22,212
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                   11,690         12,201          8,547         25,635         18,641
IMPAIRMENT OF ASSETS AND GOODWILL                                                               797          9,156            820
                                                          -----------    -----------    -----------    -----------    -----------
OPERATING INCOME (LOSS)                                        (7,698)        (7,033)         6,032         31,331          2,751
FINANCIAL INCOME (EXPENSES) - net                                (908)          (452)         4,118          3,046          1,977
OTHER INCONE (EXPENSES) - net                                     147         (2,907)          (353)        41,229         29,520
INCOME (LOSS) BEFORE TAXES                                     (8,459)       (10,392)         9,797         75,606         34,248
INCOME TAXES BENEFIT (EXPENSE)                                 (2,387)         1,529         (3,910)       (16,442)        (4,919)
SHARE IN LOSSES OF ASSOCIATED COMPANIES - net                    (486)        (1,625)        (6,661)        (1,807)          (395)
MINORITY INTERESTS IN PROFIT OF SUBSIDIARIES                                                                               (2,735)
                                                          -----------    -----------    -----------    -----------    -----------
PROFIT (LOSS) FROM CONTINUING OPERATIONS                      (11,332)       (10,488)          (744)        57,357         26,198

DISCONTINUED OPERATIONS:
Loss from discontinued operations, net of tax benefit
  of $2,525, $1,655 and $795 in 2005, 2004 and 2003,
  respectively Includes  loss of $4,774 on sale of
  assets to a related party on 2005 and after share
  in loss of associated company of $36 and $81 in 2005
  and 2004, respectively                                      (13,548)       (15,474)       (18,130)          (542)
                                                          -----------    -----------    -----------    -----------    -----------
INCOME  (LOSS) FOR THE YEAR                                   (24,880)       (25,962)       (18,904)   $    56,815    $    26,198
                                                          -----------    -----------    -----------    -----------    -----------
OTHER COMPREHENSIVE INCOME:
   Translation adjustments                                     (1,560)         1,043          3,456            710         (1,811)
   Unrealized gains (losses) on marketable securities            (214)          (616)           794            731           (345)
   Reclassification adjustment for losses for available
   for sale securities included in net income                     237           (771)           368
                                                               (1,774)           427          4,487            670         (1,788)
                                                          -----------    -----------    -----------    -----------    -----------
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE
YEAR                                                      $   (26,654)   $   (25,535)   $   (14,417)   $    57,485    $    24,410
                                                          ===========    ===========    ===========    ===========    ===========
LOSSES PER SHARE:

Profit (Loss) from continued operations:
Profit (Loss) per common share - basic                    $     (1.74)   $     (1.61)   $   ( 0.12)    $      8.93    $      4.18
                                                          ===========    ===========    ===========    ===========    ===========
Profit (Loss) per common share - diluted                  $     (1.74)   $     (1.61)   $   ( 0.12)    $      8.88    $      4.09
                                                          ===========    ===========    ===========    ===========    ===========
(Loss) from discontinued operations:
(Loss) per common share - basic                           $     (2.07)   $     (2.37)   $     (2.78)   $     (0.08)
                                                          ===========    ===========    ===========    ===========
(Loss) per common share - diluted                         $     (2.07)   $     (2.37)   $     (2.78)   $     (0.08)
                                                          ===========    ===========    ===========    ===========
NET INCOME (LOSS):
Profit (Loss) per common share - basic                    $     (3.81)   $     (3.98)   $   ( 2.90)    $     8 .85    $      4.18
                                                          ===========    ===========    ===========    ===========    ===========
Profit (Loss) per common share - diluted                  $     (3.81)   $     (3.98)   $   ( 2.90)    $      8.80    $      4.09
                                                          ===========    ===========    ===========    ===========    ===========
Weighted average shares of common stock outstanding         6,528,100      6,524,250      6,513,100      6,419,575      6,263,909
Adjusted diluted weighted average shares of common
stock outstanding                                           6,528,100      6,524,250      6,513,100      6,453,447      6,412,535
                                                          ===========    ===========    ===========    ===========    ===========

The following table sets forth, for the annual periods indicated, certain statement of operations data as a percentage of revenues:

                                                    Year Ended December 31,
                                               --------------------------------
                                               2005         2004         2003
                                               ----         ----         ----
Revenues ................................       100%         100%         100%
Cost of revenues ........................      93.1%        91.1%        77.4%
Gross profit ............................       6.9%         8.9%        22.6%
Selling, general and
  administrative expenses ...............      20.3%        21.0%        12.6%
Operating income  (loss) ................     (13.3)%      (12.1)%        8.9%
Loss from continuing operations .........     (19.6)%      (18.0)%       (1.1)%
Loss from discontinued operations .......     (23.5)%      (26.7)%      (26.7)%
Loss for the year .......................     (43.1)%      (44.8)%      (27.8)%

      Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The  following  information  represents  only the  results of the  company  from
continuing   operations   (not   including  the  results  of  the   discontinued
operations), unless mentioned otherwise.

      Revenues. Revenues for the year ended December 31, 2005 were $57.7 million (2004: $58 million), and consisted of $48.3 million (2004: $48.2 million) from U.S. operations, and $9.4 million (2004: $9.8 million) from other operations.

      Almost all revenues in the U.S. ($48.3 million) are derived from other than aviation security services.

      Gross Profit. Gross profit is defined as revenues less costs directly related to such revenues as well as certain indirect expenses such as airport offices, airport fees, local training and other direct labor related expenses such as uniforms and transportation.

      Gross profit for the year ended December 31, 2005 was $4 million, 7%, as a percentage of revenue (2004: $5.2 million, 9% as a percentage of revenue). The decrease in gross profit as a percentage of revenues is primarily attributable to the fact that the gross profit for the year 2005 include expenses of $1.1 million regarding the new activities of operations in the aviation field by I-SEC and its subsidiaries, mainly establishing costs.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $11.7 million for the year ended December 31, 2005, 20.3% as a percentage of revenues, as compared to $12.2 million, 21% as a percentage of revenues for the year ended December 31, 2004. The expenses as a percentage of revenues are similar to last year. The improvement is a result of efforts done by management to reduce the company expenses.

      Operating Loss. Operating loss for the year ended December 31, 2005 was $7.7 million as compared to an operating loss of $7 million for the year ended December 31, 2004.

      Financial Expenses. Financial expenses in 2005 were $908 compared to $452 in 2004. The increase mainly regards to new loans that were taken by one of the subsidiaries to purchase new operating equipment and interest expenses form short-term bank credit.

      Other Income (Expense), Net. Other income for the year ended December 31, 2005 was $147 thousand compared to expense of $2.9 million for the year ended December 31, 2004. $2.7 million in 2004 were attributable to a write-off of the Company's investment in Bilu. The other income in 2005 was due mainly to one time payments in the amount of $110 received from investments that were written off in the past.

      Taxes On Income. In 2005 the Company recorded tax expenses of $2,387 thousand attributable mainly to tax accruals regarding tax years 2002 and 2003.

      Share in Losses of Associated Companies. $486 thousand in 2005 as compared to a loss of $1.6 million for the year ended December 2004. The high loss is according to our investments in Inksure (loss of 1.2 million during 2005 compared to $1 million in 2004) and NAS (profit of $705 during 2005 compared to $1.2 million profit in 2004). During 2004, a $1.8 million write-off of Bilu was also included in the loss of associated companies.

      Loss from Continuing Operations. ICTS loss from continuing operations total in 2005 to $11.3 million compared to $10.5 million in 2004.

      Loss from Discontinued Operations. ICTS loss from discontinued operations in 2005 totaled $13.5 million compared to $15.5 million in 2004. The loss of 2005 includes a capital loss of $4,774 from the selling of the leasing equipment. The loss in 2004 includes write off losses of $15,422. During 2005 an expense of $9.7 million was recognized regarding rent contract that should be paid until 2019.

      Net loss. As a result of the foregoing, ICTS's loss amounted to $25 million for the year ended December 31, 2005, as compared to $26 million loss for the year ended December 31, 2004.

      As to the geographical segments please see note 19(a) in the financial statements.


      Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

      The following information  represents only the results of the company from
continuing   operations   (not   including  the  results  of  the   discontinued
operations), unless mentioned otherwise.

      Revenues. Revenues for the year ended December 31, 2004 were $58 million (2003: $67.9 million), and consisted of $48.2 million (2003: $58.5 million) from U.S. operations, and $9.8 million (2003: $9.4 million) from other operations.

      The decrease in revenues from U.S. operations is primarily the result of tough competition and the weakness of the aviation industry. As a result of the Security Act since November 2002, ICTS provides limited aviation security services within the United States. In 2003 the Company did not generate any revenues pursuant to a contract with the TSA.

      Almost all revenues in the U.S. $48.2 million are derived from other than aviation security services.

      Gross Profit. Gross profit is defined as revenues less costs directly related to such revenues as well as certain indirect expenses such as airport offices, airport fees, local training and other direct labor related expenses such as uniforms and transportation.

      Gross profit for the year ended December 31, 2004 was $5.2 million, 9%, as a percentage of revenue (2003: $15.4 million, 22.6% as a percentage of revenue). The decrease in gross profit as a percentage of revenues is primarily attributable to the fact that the gross profit for the year 2003 was positively impacted by a non-recurring contribution of $8.6 million. The non-recurring contribution is primarily the result of a reversal in the amount of $17.8 million of Warn Act related accrual made in 2002. This was partly offset by an accrual concerning a dispute with the U.S. Department of Labor totaling $7.3 million.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $12.2 million for the year ended December 31, 2004, 21% as a percentage of revenues, as compared to $8.5 million, 12.6% as a percentage of revenues for the year ended December 31, 2003. The increase in selling, general and administrative expenses is primarily attributable to the implementation of restructuring measures imposed by the new management of the Company aiming into focusing to the main core business of security and disposing of non core segments. These measures increased costs such as compensation to previous employees, hiring new professional personnel and legal fees.

      Operating Loss. Operating loss for the year ended December 31, 2004 was $7 million as compared to an operating income of $6 million for the year ended December 31, 2003.

      Financial Income (Expenses). Financial expenses in 2004 was $452 thousand compared to $4.1 million income. Exchange rates totaled an expense of $84 thousand in 2004 compared to $2.6 million income in 2003. The decline in interest income is due to decrease of interest bearing deposits and marketable.

      Other Income (Expense), Net. Other income for the year ended December 31, 2004 was $2.9 million negative as compared to $353 thousand for the year ended December 31, 2003. $2.7 million were attributable to a write-off of the Company's investment in Bilu.

      Taxes On Income. In 2004 the Company recorded tax benefit of $1.5 million attributable mainly to tax refunds on carried back losses against tax paid on income in 2002 in the USA.

      Share in Losses of Associated Companies. $1.6 million in 2004 consists mainly of write-off of the equity investment in Pioneer ($1.8 million), loss in Inksure ($1 million) and income in NAS ($1.2 million).

      Loss from Continuing Operations. ICTS loss from continuing operations totaled in 2004 to $10.5 million compared to $744 thousand in 2003.

      Loss from Discontinued Operations. Loss from discontinued operations total in 2004 of $15.5 million compared to $18.1 million in 2003. Write-off expenses totaled o $15,422 and $13,555 in 2004 and 2003, respectively. Financial expenses reduced from $3,334 in 2003 to $321 in 2004 mainly because exchange rates expenses that totaled $0 and $2,877 in 2004 and 2003, respectively.

      Net loss. As a result of the foregoing, ICTS's loss amounted to $26 million for the year ended December 31, 2004, as compared to $18.9 million loss for the year ended December 31, 2003.

      As to the geographical segments please see note 19(a) in the financial statements.

      Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      The following information  represents only the results of the company from
continuing   operations   (not   including  the  results  of  the   discontinued
operations), unless mentioned otherwise.

      Revenues. Revenues for the year ended December 31, 2003 were $67.9 million (2002: $278.6 million), and consisted of $58.5 million (2002: $272.7 million) from U.S. operations, and $9.4 million (2002: $5.9 million) from other operations.

      The decrease in revenues from U.S. operations is primarily the result of decreased sales of aviation security services pursuant to contracts with the TSA following the September 11th events. Revenues derived from such services in 2002 were $205.7 million (74% of ICTS's revenues in that year). As a result of the Security Act since November 2002, ICTS provides limited aviation security services within the United States. Therefore, in 2003 the Company did not generate any revenues pursuant to a contract with the TSA.

      Almost all revenues in the U.S. ($58.5 million), are derived from other than aviation security services, compared with $37.6 million for 2002. Such increase is primarily attributable to an increase in sales to existing airline customers through expanding ICTS's location base and the offering of new services.

      Gross Profit. Gross profit is defined as revenues less costs directly related to such revenues as well as certain indirect expenses such as airport offices, airport fees, local training and other direct labor related expenses such as uniforms and transportation.

      Gross profit for the year ended December 31, 2003 was $15.4 million, 22.6%, as a percentage of revenue (2002: $66.1 million, 23.7% as a percentage of revenue). Management believes that the decrease in gross profit as a percentage of revenues is primarily attributable to the decrease in aviation security services as per the TSA contract. Gross profit was positively impacted by a non-recurring contribution of $8.6 million in the third quarter. The non-recurring contribution is primarily the result of a reversal in the amount of $17.8 million of Warn Act related accrual made in 2002. This was partly offset by an accrual concerning a dispute with the US Department of Labor totaling $7.3 million.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $8.5 million for the year ended December 31, 2003, 12.6% as a percentage of revenues, as compared to $25.6 million, 9.2% as a percentage of revenues for the year ended December 31, 2002. The decrease in selling, general and administrative expenses is primarily attributable to the decrease in aviation security services.

      Operating Profit. Operating profit for the year ended December 31, 2003 was $6 million as compared to an operating profit of $31.3 million for the year ended December 31, 2002.

      Financial Income, Net. Financial income, net includes interest income (net of interest expense), and adjustments due to the impact of exchange rate fluctuations. The interest and financial income increased to $1.5 million income from $689 thousand in 2002, due the sale of certain traded shares during 2003.

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

      Profit (Loss) from Continuing Operations. ICTS loss from continuing operations totaled in 2003 was $744 compared to $57.4 profit in 2002.

      Loss From Discontinued Operations. Loss from discontinued operations totaled in 2002 $18.1 million compared to 0.5 million in 2002. The leasing activities started on the second half of 2002 and its activities during 2002 were almost balanced comparing to loss of $8 million in 2004, including $6 million impairment of equipment. In 2003 the loss regarding the entertainment segment totaled $10.1 million, including $7.5 million impairment compared to 2002 in which the loss amounted to $0.5 million - establishing expenses.

      Net income (Loss). As a result of the foregoing, ICTS's loss totaled approximately $18.9 million in the year ended December 31, 2003, as compared to approximately $56.8 million profit for the year ended December 31, 2002.

      As to the geographical segments please see note 19(a) in the financial statements. Revenues in the USA were negatively impacted by loss of the TSA contract. Revenues in The Netherlands increased due to a favorable exchange rate of the euro to the dollar and first full year of operation leasing segment.


Liquidity and Capital Resources

      The following information refers to the continuing operations results of the company:

      ICTS's principal cash requirement for its operations is the payment of wages. Working capital is financed primarily by cash from operating activities, liquidations of long-term assets and by short-term borrowings. As of December 31, 2005, we had cash and cash equivalents of $5.9 million as compared to $3.2 million on December 31, 2004, and restricted cash and short-term investments of $3.7 million as compared to $4.8 million on December 31, 2004.

      During the years ended December 31, 2005 and 2004, the Company has incurred $25 million and $26 million net losses, respectively, which were accompanied by net cash used in operating activities of $5.2 million and $1.2 million, respectively. As of December 31, 2005 the Company had a working capital deficiency of $2.7 million. In 2005, the Company's management commenced liquidating its position in several long- term assets. In addition, during 2005 management has ceased its operations in non core business and is re-entering to the Security European market. Management anticipates that continuing that program will provide the Company with the sufficient funds to operate its business in 2006. The Company's activity, for the long term, depends on entering into additional service contracts.

      The Company's cash and cash equivalents increase in 2005 by $2.7 million as a result of the following:

      Net cash used in operating activities for the year ended December 31, 2005 was $5.2 million as compared to net cash used in operating activities of $1.2 million for the year ended December 31, 2004 and net cash used by operating activities of $19.3 for the year ended December 31, 2003. The increase in cash for the year ended December 31, 2005 was primarily attributable to the selling of the leasing equipment in December 28, 2005 for an amount of $5 million in cash plus taking over from ICTS a related loan amounted $2.1 million as of the exercise date. The net loss during 2005 totaled to $25 million offset by non cash expenses as write-off investments of $1.1 million and share in losses of associated companies of $486 thousand. Changes in operating assets and liabilities amounting to $4.6 million. The changes in operating assets and liabilities were primarily attributable to $1.8 million increase in accounts receivable ,an increase of $3.5 million in other accrued expenses and an increase of $1.7 million in accounts payable. Net of cash used by discontinued operations totaled $0.3 million.

      Net cash provided by investing activities was $8.3 million for the year ended December 31, 2005 as compared to net cash used in investing activities of $0.3 for the year ended December 31, 2004 and net cash used in investing activities of $3.2 million for the year ended December 31, 2003. Net cash provided by investing activities was primarily attributable to the discontinued operations of $5.3 million, $1.3 million decrease in restricted cash and $2.2 million proceeds from sale of time deposit and investments, Total cash used for purchase of equipment totaled $0.3 million.

      Net cash provided by financing activities was $22 thousand for the year ended December 31, 2005 as compared to net cash used in financing activities of $3.1 million for the year ended December 31, 2004 and $2.4 million for the year ended December 31, 2003. In 2005, net cash provided by financing activities was attributed primarily to long- tern loans and decrease in short- term bank credit.

      In April, 2005, a Company's subsidiary in the U.S entered into a Loan and Security Agreement with a financial institution which replaces the revolving line of credit which has expired in January 2005. The new agreement provides for revolving loans up to $8 million limited by 85% of defined eligible accounts receivable plus 95% of the balance of required certificates of deposit less letter of credit obligations. The line of credit is secured by the Company guaranty; by a first priority security interest in all existing and future property of the subsidiary and the subsidiary has undertaken to comply with financial covenants and non-financial provisions. In June 2005, the subsidiary was notified by the financial institution that it is in default in three covenants of its loan agreement. The subsidiary failed to maintain the tangible net worth, as defined in the loan agreement, of $654, failed to maintain the minimum interest coverage ratio of 1.50 and that the subsidiary chief executive officer did not remain in office, due to his resignation. The financial institution provided notice of these defaults, but did not accelerate the loan nor provided a waiver. In December 2005, an amended agreement was signed which adjust the minimum tangible net worth covenant, the Interest Coverage covenant and the annual Capital Expenditure Limitation covenant. As of December 31, 2005, the Company met all of the financial covenants in the Amended Agreement except for the Interest Coverage covenant. In December 31, 2005, $3.9 million was outstanding and $1.2 million was available under the revolving credit facility for additional borrowings. The borrowing agreement also provides for an additional commitment guarantee of up to a maximum of $3.5 million for letters of credit and requires a per annum fee equal to 3 percent. The Company had letters of credit outstanding of approximately $2.5 million and $3.2 million at December 31, 2005 and 2004, respectively.

      In June 2002 ICTS purchased equipment for an aggregate purchase price of $23.5 million. The purchase price was payable $14.5 million in cash and the balance subject to an $9 million self amortizing non-recourse promissory note payable over five years. Pursuant to an operating lease, the equipment was leased to a private Dutch company. The lease provides for annual lease payments in the amount of Euro 2.6 million and an option to purchase the equipment after five or seven years based upon the then fair market value. In the event that the lessee does not exercise the option to purchase the equipment upon the expiration of the lease term, then ICTS will be obligated to pay license fees in connection with intellectual property associated with the equipment in an amount equal to 5% of the revenue derived from the use of the equipment if ICTS exercises its option to operate the equipment. In June 2005, the Company granted the lessee an option to purchase the leased equipment for an amount of $5 million plus an amount equal to the related loan balance at the exercise date thus providing for the possibility of the early termination of the leasing agreement. The option can be exercised from June 1, 2005 until September 30, 2006. As consideration for granting the option the lessee paid to ICTS by advance lease payments of $1million received in July 2005. On December 2005 the lessee decided to exercise the option and paid and amount of $5 million, plus took responsibility on the related loan amounted to $2 million.

      On February 17, 2002, ICTS entered into an aviation security services contract with the TSA to continue to provide aviation security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport by airport basis to the U.S. Federal Government or November 2, 2002. The TSA, in accordance with standard practices of auditing ICTS's billings pursuant to the contract, has sent the Company a notice indicating that it believes that the Company should not have been paid on fixed cost basis but on an actual cost plus what the TSA would consider a reasonable profit and thereof stated that the Company owed approximately $59 million. ICTS however has various claims for additional amounts it considers are due to it for the services provided to the TSA. The Company estimates that if the TSA will prevail in all of its contentions, and none of the Company's claims will be recognized, then there may be a material adverse effect on ICTS's financial condition.

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

      The  following  table  summarizes   ICTS's   obligations  from  continuing
operations to make future payments under contracts as of December 31, 2005:

Contractual Obligations                 Payments due by Period (in thousand)
-----------------------            ---------------------------------------------
                                                                          more
                                           Less than    1-3      4-5      than
                                    Total    a year    years     years   5 years
                                    -----  ---------   -----     -----   -------
Long-term debt                     $  463    $  150    $  301    $   12

Accrued severance pay                 189                                    189

Operating lease obligations (1)     1,149       708       419        22
                                   ------    ------    ------    ------   ------
                                   $1,801    $  858    $  720    $   34   $  189

      The Company has also a liability for rent regarding its discontinued operations of $9,701 which is supposed to be paid until 2019.

      (1) The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses from continuing operations, for the years ended December 31, 2005, 2004 and 2003 were $849, $809, $984, respectively, and $984, $596 and $172 from discontinued operations respectively.

      ICTS's guarantees regarding Bilu:

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


      Off- balance sheet arrangements

      The Company is not a party to any material off -balance sheet arrangements. In addition, ICTS has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligation.

      Our future capital requirements, the timing and amount of expenditures will depend on our success in developing and implementing our new business strategy. Based on our current plans, we believe that our existing cash balances, cash flows from operating and available borrowing will be sufficient to satisfy our capital requirements for year 2006.

      Research and development, patents and licenses, etc.

      ICTS has recently launched a trial phase of its IP@SS project. IP@SS consists of a computerized platform integrating various technologies, including document readers, biometrics identification systems and a smart card. The system is modular and may be used on a stand-alone basis or integrated into an existing check-in system. The system has been designed to protect passenger privacy. The system is designed to speed up and simplify the processes of identification and security checks of passengers at airports. The system enhances customer service provided by airlines and airports to outbound passengers.

      Basic and technologically upgraded IP@SS systems were tested with the frameworks of pilot trials which were carried out at several airports.

      Trend information

      Labor market conditions at a particular airport location may require the Company to increase its prices. Cost of labor is the most important variable in determining any cost increases.


Item 6.  Directors, Senior Management and Employees

      The following table lists the directors and executive officers of ICTS:

                            Age    Position
                            ---    --------
      Menachem Atzmon       62     Chairman of the Supervisory Board
      M. Albert Nissim      72     Member of the Supervisory Board
      Elie Housman          69     Member of the Supervisory Board
      Gordon Hausmann       61     Member of the Supervisory Board
      David W. Sass         70     Member of the Supervisory Board
      Philip M. Getter      69     Member of the Supervisory Board and
                                   Chairman of the Audit Committee
      Avraham Dan           61     Managing Director and Chief Financial Officer
      Ran Langer            60     Managing Director
      Alon Raich            30     Financial Controller

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

      Elie Housman has served as Chairman of Inksure Technologies, Inc. since February 2002. Mr. Housman was a principal at Charterhouse Group International, a privately held merchant bank, from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars. Mr. Housman was the Chairman of Novo Plc. in London, a leading company in the broadcast storage and services industry. He is also a director of EUCI Career Colleges, Incorporated, which is listed on the NASDAQ Small Cap Market and the Boston Stock Exchange and Top
Image System, Ltd. At present, Mr. Housman is a director of a number of privately held companies in the United States. He became a member of the Supervisory Board of ICTS in 2002.

      Gordon Hausmann is the senior partner of his own law firm which he founded in London 25 years ago. He specializes in business finance and banking law. He holds office as a Board Member of the UK subsidiaries of various quoted companies, Company Secretary of Superstar Holidays Ltd., a subsidiary of El Al Airlines Ltd., Director of Dominion Trust Co. (UK) Ltd., associated with a private Swiss banking group, and a Governor of the Hebrew University.

      David W. Sass for the past 45 years has been a practicing attorney in New York City and is currently a senior partner in the law firm of McLaughlin & Stern, LLP. He has been a director of ICTS since 2002. He is also corporate secretary and a director of Pioneer Commercial Funding Corp. Mr. Sass became a director of Inksure Technologies, Inc. in 2003, a company which develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. He is also a director of several privately held corporations. He is the honorary Trustee of Ithaca College.

      Philip M. Getter is currently the managing member of GEMPH Development LLC. From 2000 to 2005 he was a partner of DAMG Capital, LLC Investment Bankers. Prior thereto he was most recently head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. He has more than thirty years of corporate finance experience. Having served as Administrative Assistant to the Director of United States Atomic Energy Commission from 1958 to 1959, he began his Wall Street career as an analyst at Bache & Co. in 1959. He was a partner with Shearson, Hammill & Company from 1961 to 1969 and a Senior Partner of Devon Securities, an international investment banking and research boutique from 1969 to 1975. Mr. Getter was a member of the New York Society of Security Analysts. From 1975 to 1983 he was President and CEO of Generics Corporation of America, a public company that was one of the largest generic drug manufacturers in the United States. As Chairman and CEO of Wolins Pharmacal from 1977 to 1983 he led the reorganization and restructuring one of the oldest and largest direct to the profession distributors of pharmaceuticals. Mr. Getter became a director of Inksure Technologies, Inc. in 2003, a company which develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. He has been a member of the League of American Theatres and Producers, Advisory Board of the American Theatre Wing, Trustee of The Kurt Weill Foundation for Music, a member of the Tony Administration
Committee and has produced for Broadway, television and film. He writes frequently concerning the communications, education and entertainment industries. Mr. Getter received his B.S. in Industrial Relations from Cornell University. He is a member of several industry organizations and serves on various boards of both public and private organizations and is Chairman of the Audit Committees of EVCI Career Colleges, Inksure Technologies, Inc. as well as the Company.

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

      Alon Raich is a CPA (Isr), joined ICTS in September 2005 as Financial Controller. From 2001 to 2005 he worked in the accounting firm, Kesselman & Kesselman, PriceWaterhouseCoopers (PWC). Mr. Raich holds a BA degree in economics and accounting and a MA degree in law from Bar-Ilan University, Israel.

      Compensation

      Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $10,000 and a fee for each Board or committee meeting attended of $1,000 and the Chairman of the Audit Committee receives an additional $20,000 per year.

      Mr. Dan has been employed as a Managing Director under a five year employment agreement commencing September 1, 2004, at monthly compensation of $15,000.

      The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2005

                                    Salaries, fees,      Pension, retirement
                                      commissions            and other
                                      and bonuses         similar benefits
                                    ---------------      --------------------
                                              (in thousand)
All directors and officers          -----------------------------------------
  as a group (17 persons)                $1,567                 $127

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

      The Audit Committee consists of Philip M. Getter, Chairman and Gordon Hausmann, all of whom are independent. Mr. Getter has financial expertise. The audit committee evaluates ICTS's accounting policies and practices and financial reporting and internal control structures, selects independent auditors to audit the financial statements and confers with the auditors and the officers. The Audit Committee has an Operating Charter as well.

      ICTS's Compensation Committee consists of Elie Housman. The compensation committee determines salaries, incentives and other forms of compensation for ICTS's executive officers and administrators stock plans and employee benefit plans.

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

      Employees

      The number of employees in Europe is approximately 110.

      In the United States, prior to the enactment of the Security Act, ICTS employed approximately 5,000 people, of which approximately 1,300 were unionized. Subsequent to the enactment of the Security Act, but prior to November 2002 ICTS employed approximately 11,000 people, of which approximately 1,300 were unionized. Most of the unionized employees are skycaps and screeners. ICTS believes that its relationships with employees are generally good. As a result of the TSA taking over airport security, ICTS currently employees approximately 3,300 persons in the U.S.

      Share ownership.

      See  tables  under  Item  7:  "Major   Shareholders"  and  "Related  Party
Transactions" below.

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

      As of June 30, 2006 ICTS has granted options to purchase 253,500 Common Shares, all of which have been granted to directors and executive officers of the Company as a group, at exercise prices ranging from $4.50 to $8.50 per share under the Plan. These options vest over various terms, ranging from immediately to five years. Outstanding options expire at various times, but not later than January 2007. As of June 30, 2006, 176,000 options expired and 15,000 were bought back the Company. There remains available for grant under the Plan 347,500 shares. The Plan expires by its terms in June 2009.

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

      The  Compensation   Committee,  in  November  2004,  recommended  and  the
Supervisory Board and the Management Board have approved the granting of the following options under the 2005 Equity Incentive Plan as follows:

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

      NON QUALIFIED STOCK OPTIONS. A participant who acquires shares by exercise of a NQSO generally realizes as taxable ordinary income, at the time of exercise, the difference between the exercise price and the fair market value of the shares on the date of exercise. Such amount will ordinarily be deductible by the service recipient for federal income tax purposes in the same year, provided that the amount constitutes reasonable compensation for services that would result in a deduction for U.S. federal income tax purposes and that certain federal income tax withholding requirements are satisfied. Subsequent appreciation or decline in the value of the shares on the sale or other disposition of the shares will generally be treated as capital gain or loss.

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

Item 7. Major Shareholders and Related Party Transactions

      Major Shareholders.

      The following table sets forth certain information regarding ownership of the Company's Common Shares as of June 30, 2006 (including options exercisable within 60 days from June 30, 2006) with respect to:

      (1) Each person who is known by the Company to own beneficially more than five percent of the Company's outstanding Common Shares.

      (2) Each director or officer who holds more than 1% of the Common shares.

      (3) All directors and officers as a group. None of the directors or officers, excluding Mr. Menacham Atzmon, owns 1% or more of ICTS outstanding share capital.

--------------------------------------------------------------------------------
                                                                 Percent of
                                       Amount Beneficially     Common Shares
Name of Five Percent Shareholders            Owned (a)        Outstanding (b)
--------------------------------------------------------------------------------
Atzmon Family Trust (b) (1)(2)               4,298,500            62.5%
--------------------------------------------------------------------------------
All officers and directors as a group        4,548,836            66.3%
(17 persons)
--------------------------------------------------------------------------------

      (a) The amount includes common shares owned by each of the above, directly or indirectly and options immediately exercisable or that exercisable within 60 days from August 31, 2006.

      (b) As to each shareholder, the percentage is calculated using the amount beneficially owned by such shareholder (as determined in accordance with (a) above) divided by the number of total outstanding common shares and the shares issuable pursuant to the exercise of options exercisable within 60 days from August 31,2006, if any held by such shareholder. Common shares subject to options that are immediately exercisable or exercisable within 60 days of August 31, 2006 are deemed outstanding for computing the ownership percentage of the shareholder holding such options, but are not deemed outstanding for computing the ownership of any other shareholder.

      1. Harmony Ventures BV, owns directly and indirectly approximately 62.5% of the issued and outstanding Common Shares. A family trust for the benefit of the family of Mr. Menachem J. Atzmon (the Atzmon Family Trusts) owns 90% of
Harmony Ventures BV and the Estate of Ezra Harel owns 10% of the outstanding shares of Harmony Ventures BV and both may be deemed to control Harmony Ventures BV. Mr. Atzmon disclaims any beneficial interest in the Atzmon Family Trust. Harmony Ventures BV and the Atzmon Family Trust may be able to appoint all the directors of ICTS and control the affairs of ICTS.

      2. Of the 550,000 options to Menachem Atzmon (Chairman of the Board), 350,000 are currently exercisable and 200,000 options to be vested equally over the next two years. With respect to the Options for 200,000 shares they are granted in lieu of a current salary for Mr. Atzmon. Options are exercisable at $1.35 per share representing the fair market value on the date of grant.

      Related Party Transactions.

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

      In connection with release of certain guarantees of various debt obligations of a third party procured by ICTS in 1997, in 2000 ICTS purchased from unaffiliated parties a $1 million debenture bearing interest at 10% per annum, due November 26, 2004, issued by Pioneer. Pioneer defaulted on the Note and the Company wrote off its entire investment in Pioneer in 2004 totaled $1.8 million. The debenture is guaranteed by Leedan, an affiliate of the Estate of Ezra Harel and Mr. Atzmon. Due to the financial position of Leedan the Company did not enforce the guaranty granted by Leedan in connection with its investment in Pioneer.

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

      Through December 31, 2002, ICTS has accounted for its share in Ramasso's losses, in the total amount of $1.4 million, in view of these losses; the Company wrote off the balance of the investment in Ramasso at December 31, 2002, in the amount of $1 million. In April, 2003 the Company provided a financial institution that financed the Time Elevator in Rome, with a guaranty securing the repayment of such financing. At the time the guaranty was provided the amount of the financing provided by such financial institution to Time Elevator in Rome has been net 1,838,390 Euro's. In December 31, 2003 ICTS has fully provided for the guaranty in the amount of $1.1 million. Subsequent to December 31, 2003 ICTS was required by the financial institution to cover its guaranty and the Company have reached a agreement with the financial institution for the repayment terms. All the debt was paid until December 31, 2005. Ramasso, which operated the Time Elevator in Rome filed for bankruptcy. The receiver in the bankruptcy has filed a proceeding against the financial institution which provided loans to Romasso to recover a security deposit in the amount of
(euro)866 thousand ($1 million as of December 31, 2005) which the financial institution held as security and applied against its outstanding indebtedness as a result of Romasso's defaults. The financial institution has impleaded the company on its guarantee to the financial institution, and the financial institution is required to return the security deposit to the receiver in the bankruptcy.

      In December 2000, ICTS exercised an option to purchase 100 common shares of ITA for $600,000, representing 10% of the outstanding share capital of ITA. On October 14, 2001, ICTS agreed to increase its investment in ITA under the following principal terms: (a) ICTS provided ITA with a $3,000,000 loan [which released a $1,000,000 bank guaranty previously provided by ICTS in favor of ITA]; (b) ICTS was granted with a warrant to purchase 12% of ITA shares exercisable during a period of three years, at an exercise price that shall be determined according to an evaluation of ITA to be made by an independent consultant; (c) ICTS was granted [a right of first refusal] to establish and own, on its own account, any Time Elevator project to be initiated by ITA in the United States and Europe, (d) ITA will supervise and manage the establishment of such projects for a fee that shall be equal to 20% of the projects costs; (e) ICTS has the option to acquire from ITA 20% of ITA's stake in each Time Elevator project of ITA in Europe for a period of two years from the start of such project; and (f) ITA has the option to acquire from ICTS 20% of ICTS's stake in each Time Elevator project of ICTS for a period of two years from the start of such project. The first project for which ICTS exercise its right of first refusal is in Atlantic City, New Jersey. The second project, in which ICTS exercised its right of first refusal, was in Baltimore, Maryland. In December 2003, based on the entertainment projects performances, the Company revaluated the two facilities and determined that the forecasted cash flows from them will not cover the investments and based on their fair value which was calculated using discounted cash flows model, wrote off $7.5 million of its investments in the two sites.

      On December 23, 2003 the Company through wholly owned subsidiaries purchased from ITA certain assets owned by ITA and used by it in the development, establishment and operation of motion-based entertainment theaters. The assets purchased consist primarily of intangible property and certain equipment. The purchase price for the assets purchased was $5.4 out of which $5.2 million was allocated to goodwill. The purchase price was paid by set-off against certain debts owed by ITA to the Company, cash and notes. As a part of the transaction, certain agreements made between the Company and ITA in 2001 were terminated, with the result that the Company is no longer committed to involve ITA in its existing and future entertainment projects. Prior to entering into the transaction the Company obtained a fairness opinion as to the fairness of the consideration and the transaction to the Company. Subsequent to December 31, 2003, as a result of the poor results of the entertainment projects and their impairment, management resolved to cease the development of this business and not to start the new projects in the foreseeable future. As a result, the Company has written off the entire amount of the goodwill $5.2 million. In addition, during 2004 the Company recognized impairment losses on its entertainment tangible assets amounted to $8.1 million, in addition to the impairment loss of $7.5 million in 2003. In December 2005 all the entertainment locations were closed and it has become a discontinued activities segment.

      During the period from April to September 2002, ICTS purchased 4,106,895 shares of Inksure Technologies Inc. ("Inksure"), which represents 34.3% of Inksure's outstanding shares for a purchase price of $5,986,000. In October 2002, Mr. Elie Housman, the Chairman of the Board of Inksure, was appointed to the ICTS Supervisory Board. Mr. Sass, a member of the ICTS Supervisory Board and one of our directors was elected to the Board of Inksure. Mr. Getter is also a member of the Board of Inksure. Messrs. Housman, Getter and Sass, as well as an entity associated with the Atzmon Family Trust, own shares and warrants in Inksure. In addition, Messrs. Housman, Getter and Sass hold options to purchase Inksure securities. Inksure develops markets and sells customized authentications systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. In June 2003 and April 2004 the Company participated in Inksure's private placements purchasing 174,542 and 544,118 additional shares, respectively at an aggregate purchase price of $192,000 and $370,000, respectively. As of December 31, 2005 the Company owns approximately 32% of the outstanding shares of Inksure. In 2006 the supervisory board authorized the management to sell its investment in Inksure. The market value as of August 31, 2006 is approximately $9 million.

      On July 7, 2005, the Company has signed an agreement, with a related party, to sell its rights of ownership in a long-term deposit, and to transfer the related long-term loan which was received as part of the arrangement with a bank, for consideration of $1 million. As of June 30, 2005 the net book value of the deposit and the long-term loan was $1.2 million. The total loss from the selling amounted to $316 thousand.

      In June 2002 equipment in the amount of $23.5 million was purchased and leased back to the seller, an unaffiliated private Dutch company for, 7 years in an operating lease agreement (with respect to equipment in an amount of $12.5 million, the Company entered into a purchase and lease agreement that replaced a predecessor acquirer, see below). The seller had the option to buy back the assets after 5 or 7 years, at their fair value, which would have been determined by an appraiser. The Company has undertaken to repay the predecessor acquirer's liability to a bank, in an amount of $8.7 million, and issued him a promissory note. The loan was non-recourse.

      In December 2004, ICTS determined that the future cash flows from the lease equipment will not recover its investment, and as a result recorded an impairment loss of $2,247 in addition to an impairment loss of $6,042 that was recorded in 2003. The value of the equipment was based on a cash flow projection that incorporated an external appraisal of the equipment terminal value at the option exercise date.

      In June 2005, the company granted the lessee an option to purchase the leased equipment for an amount of $5 million plus an amount equal to the related loan balance on the exercise date, thus providing for the possibility of the early termination of the leasing agreement. The validity of the option started on June 1, 2005 until September 30m 2006. As a consideration for granting the option fee the lessee had to pay ICTS an option fee of $20 per month, which will be reduced from the $5 million in case of exercising the option.

      In July 2005 the company received an advanced payment of $1 million on lease installments which will be reduced from the purchase price of $5 million in case that the option will be exercised.

      On December 28, 2005 the lessee exercised the option. The net value of the equipment as of the purchase date was (euro)9,775 (equal to $11,554 on that date). The loss from the selling total to $4,774. On January 2006 the company signed a loan agreement with the owner of the lease company in which he received a loan of $1.2 million for 6 months bearing an interest of 5.45%. The entire loan was repaid by May 17, 2006.

      As of August 30, 2006, the company received loans in an aggregate amount of $2,050,000 million from a related party as bridging finance. These loans are evidenced by secured Promissory Note. $1 million of principle is due and payable on January 1, 2007 and the balance and all accrued but unpaid interest is due and payable on April 1, 2007. Interest accrues at prime rate plus 1/2 percent and the obligations are secured by the pledge of 2,157,895 shares of common stock of Inksure Technologies Inc. The amount of shares represent two times the value of the loan. The related party lender has also committed to lending the Company up to an additional $1 million These future loans shall be payable on demand and shall also be secured by the pledge of the Inksure stock.

Item 8.  Financial Information

      Consolidated Statements and Other Financial Information.

            See pages F-1 through F-64 incorporated herein by reference.

      Legal Proceedings

      As a result of the September 11th terrorists attacks numerous lawsuits have commenced against Huntleigh and ICTS. Huntleigh has been named in approximately 70 lawsuits and ICTS in approximately 70 lawsuits. All of the cases were filed in the United States District Court, Southern District of New York. The cases arise out of Huntleigh's airport security service for United Flight 175 out of Logan Airport in Boston, Massachusetts. At the present time Huntleigh and ICTS are in 65 remaining cases. All of the cases involve wrongful death except 16 which involve property damage. The cases are in their early stages.

      Although these are the only claims brought against Huntleigh and ICTS with respect to the terrorist attacks of September 11, 2001, Huntleigh and ICTS anticipate additional related claims. See "Risk Factors-Potential For Liability Claims."

      Under current legislation Huntleigh and one other security company have their liability limited to the amount of insurance coverage that they carry. The legislation applies to Huntleigh, but not ICTS.

      The Company has commenced an action against the U.S. Government with regard to the Fifth Amendment rights relating to the taking of its business. In December 2004 the Court denied the Government's Motion to Dismiss the case. A motion for reconsideration was filed by the defendant and denied. Fact and expert discovery have been completed and the U.S. Government has filed a motion for summary judgment which is scheduled to be argued on October 12, 2006. The trial for this action has been scheduled to commence on November 13, 2006.

      The company is in dispute with Fraport A.G. International Airport Services Worldwide in relation to alleged unlawful use of the letter combination "ICTS" by the company. Fraport initiated proceedings before the district court of Amsterdam, which are still pending. The principal amount claimed is (euro)57.65 million. However, this claim is based on an alleged incorrect interpretation of the underlying contractual obligation. If the court follows the Company's interpretation, the maximum liability is (euro)700 thousand ($827 thousand as of December 31, 2005). The Company filed a counter claim of (euro)2.45 million ($3 million as of December 31, 2005) (or, under the condition that Fraport's interpretation is followed, (euro)73.5million equal to $86.9 million as of December 31, 2005). Currently this action is stayed pending settlement discussions between the parties.

      In September 2005, Avitecture, Inc. (f/k/a Audiovisual-Washington, Inc.) ("Avitecture"), filed a Demand for Arbitration and Mediation against ITA-Atlantic City, LLC ("ITA") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated March 20, 2003, ITA owes Avitecture $222 thousand for audio, video and control systems it provided for ITA's use in a tourist attraction in Atlantic City, New Jersey, but for which Avitecture claims it has not been paid. The case is currently pending in a New Jersey arbitration proceeding before an arbitrator assigned by the American Arbitration Association. In October 2005 ITA filed its answer, generally denying the allegations in the Demand and asserting numerous affirmative defenses. This action is currently in discovery.

      In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against Explore Atlantic City, LLC ("Explore") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated October 28, 2003, Explore owes Turner $948 thousand for work and/or services performed pursuant to the contract, but for which Explore has not paid Turner. The case is currently pending in a New Jersey arbitration proceeding. An arbitrator has been assigned to the case so the parties can explore settling the matter. At this time, Explore has responded to the demand by denying any liability and has asserted defenses to the amount of the claim and to challenge Turner's right to make any demand for payment. A motion for summary judgment has been made by Turner and the action is currently in discovery, with several depositions having been taken. Based on the discovery taken thus far, Explore is of the opinion that there are several material factual disputes which it believes should defeat this motion.

      In December 2005, Barlo Associates, P.A. ("Barlo") filed a Demand for Arbitration and Mediation against Explore Atlantic City, LLC with the American Arbitration Association in Somerset, NJ. The Demand for arbitration alleges that pursuant to a written agreement dated April 16, 2002, Explore owes Turner $21 thousand for architectural work and/or services performed pursuant to the contract, but for which Explore has not paid Barlo. The case is currently pending in a New Jersey arbitration proceeding. An arbitrator has been assigned to the case so the parties can explore settling the matter. Explore has served discovery requests on Barlo's counsel and Explore anticipates taking a number of depositions to develop the factual support for its opposition to Barlo's claim and to support a potential motion for summary judgment.

      The TSA filed with the Office of Dispute Resolution for Acquisition ("ODRA") a contract dispute in connection with the contract entered into in February, 2002 by Huntleigh seeking reimbursement of an alleged overpayment of principal in the amount of $59.2 million. This claim follows the lawsuit which Huntleigh has already filed against the TSA for its breaches of its contract with Huntleigh. Both claims are now pending before ODRA.

      Huntleigh is vigorously challenging the TSA's claim which it asserts is devoid of any factual or legal merit. The TSA's filing comes on the heels of a recent decision by ORDA granting Huntleigh's motion for partial Summary Judgment against the TSA. ODRA has granted Huntleigh's motion for partial Summary Judgment on Huntleigh's claim that the TSA breached the contract by failing to give appropriate notice for transitioning airport locations. A separate hearing will be held to determine the amount of damages due to Huntleigh on this claim. With regards to the claim for the $59.2 million overpayment, Huntleigh has filed a motion to dismiss the action. The TSA's response to this motion is due on September 15, 2006 and Huntleigh's reply brief is due on September 29, 2006.

      The company's 40% owned subsidiary, Romasso, which operated the Time Elevator in Rome filed for bankruptcy. The receiver in the bankruptcy has filed a proceeding against the financial institution which provided loans to Romasso to recover a security deposit in the amount of (euro)866 thousand ($1 million as of December 31, 2005) which the financial institution held as security and applied against its outstanding indebtedness as a result of Romasso's defaults. The financial institution has impleaded the company on its guarantee to the financial institution, if the financial institution is required to return the security deposit to the receiver in the bankruptcy.

      Last year the Company's subsidiary ICTS USA, Inc. filed a refund claim with the Internal Revenue Service ("IRS") in an amount in excess of $2 million. The refund has not yet been received by the Company. The Company made a demand to the IRS for the refund. Thereafter, by letter dated August 15, 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division is ongoing by a grand jury regarding possible criminal tax violations by the subsidiary for the tax years 2002 and 2003 regarding certain royalty payment made to the Company. As a result of the investigation the Company believes that the refund had been put on hold. Although it is not possible at this time to determine the outcome of this matter, should the result of the IRS investigation prove unsatisfactory to the Company, this will have a material adverse effect on the Company.

      On August 30, 2006 the Company filed a complaint in the United States District Court for the Southern District of New York against the United Stated and Area Director - Technical Compliance, Internal Revenue Service to recover the refund in the amount of $2,470,365. In addition, the Company has filed an administrative claim against the IRS in order to recover the same refund as well as damages. The Company is currently waiting for a response from the defendants.

      Two of the Company's subsidiaries have been sued by their landlord (which is the same entity) alleging breach of the respective leases. One suit is in Baltimore effecting the Company's Explore Baltimore facility, and the other is in the Superior Court of New Jersey affecting the Company's Explore Atlantic City facility. Through legally defective service, the landlord was able to obtain orders for possession of both of these locations. A petition to open the Atlantic City action has been filed and one is being prepared for the Baltimore action. In both the cases the landlord is seeking unpaid rent for the entire term of the leases. In the Atlantic City case the amount sought is $5,970.197 and I the Baltimore case the amount is $4,443,513.01. With a resolution of both actions being discussed, a standstill of the proceedings is being negotiated.

      Dividend Policy

      The declaration of dividends will be at the discretion of our board of directors and will depend upon our earnings, capital requirements, financial position, general economic conditions, and other pertinent factors. We cannot assure you that dividends will be paid in the future.

      Significant Changes.

      As of the management decision to cease the operations of the Leasing and the Entertainment activities, all the presentation of the financial statements was changed, including the comparative numbers. The new presentation is according to FAS 144 and it separates the financial information of the discontinued operations from the continuing operation

Item 9. The Offer and Listing

      ICTS's shares of common stock have traded on the NASDAQ National Market since 1996 under the symbol ICTS.

      The reported high and low closing sales prices per share during each quarter as reported on NASDAQ were as follows:


      2003                         High               Low
      ----                         ----               ---
      First quarter                $6.14             $5.08
      Second quarter               $5.10             $3.99
      Third quarter                $4.42             $3.12
      Fourth quarter               $3.63             $2.49

      2004                         High               Low
      ----                         ----               ---
      First quarter                $3.98             $3.03
      Second quarter               $8.42             $3.25

      Third quarter                $3.47             $1.37
      Fourth quarter               $2.07             $1.35

      2005                         High               Low
      ----                         ----               ---
      First quarter                $3.23             $1.58
      Second quarter               $2.89             $1.81
      Third quarter                $3.08             $2.11
      Fourth quarter               $2.81             $2.39

      2006                         High               Low
      ----                         ----               ---
      First quarter                $2.54             $2.18
      Second quarter               $2.33             $1.65

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

      Shares

      The  Company's   authorized  share  capital  is  currently   divided  into
17,000,000 common shares, per value 0.45 Euro per common share. The common shares may be in bearer or registered form.

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

      Other general meetings of shareholders may be held as often as deemed necessary by the Supervisory Board or the Management Board and must be held if one or more shareholders or other persons entitled to attend the general meeting of shareholders jointly representing at least 10% of the Company's issued share capital make a written request to the Supervisory Board or the Management Board that a meeting must be held and specifying in detail the business to be dealt with at such meeting. Resolutions are adopted at general meetings of shareholders by a majority of the vote's cast, except where a different proportion of votes are required by the Articles of Association or Netherlands law, in a meeting in which holders of at least one-third of the outstanding common shares are represented. Each share carries one vote.

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

      Foreign Personal Holding Companies

      The Company or any of its non-US subsidiaries may be classified as a foreign personal holding company" ("FPHC") if in any taxable year five or fewer persons who are U.S. citizens or residents own (directly or constructively after the application of certain attribution rules) more than 50% of the Company's stock (a "US Group") and more than 60% of the gross income of the Company or of any subsidiary consists of passive income for purposes of the FPHC rules. There is a look-through rule for dividends and interest received from related persons. Accordingly, dividends and interest received by the Company from its subsidiaries will be re-characterized based on the income of the subsidiaries.

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

      Taxes in The Netherlands

      The following is a general discussion of the tax laws in The Netherlands as they relate to the operations of the Company.

      Corporate Income Taxes

      Each subsidiary of ICTS is subject to taxation according to the applicable tax laws with respect to its place of incorporation, residency or operations. ICTS is incorporated under the laws of The Netherlands and is therefore subject to the tax laws of The Netherlands. In 2005 the standard corporate income tax rate was 27% applicable for taxable profits up to (euro)22,689 and 31.5% for the excess. In 2006 these rates are 25.5% and 29.6% respectively.

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

      The non-deductible amount of interest in any fiscal year will be equal to the portion of the interest on loans, including expenses incurred in connection with loans, that is proportional to the ratio between excess debt and average debt. The thin capitalization rules do not apply to currency exchange results and currency gains and losses on acquisition debts. These items will be taxable or deductible.

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

      The following is a non exhaustive summary of Netherlands tax consequences to a holder of Common Shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder") and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change, possibly on a retroactive basis. The summary does not address taxes imposed by The Netherlands and its political subdivisions, other than the dividend withholding tax, the individual income tax, the corporate income tax, the net wealth tax and the gift and inheritance tax. The discussion does not address the tax consequences under tax laws in any other jurisdiction besides The Netherlands.

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

      Tax assessment in the U.S

      Under an ongoing tax examination, started in early 2005, by the U.S tax authorities of the U.S. subsidiaries of the Company, through the years ended December 31, 2003. The U.S subsidiaries were required to provide information regarding their treatment of certain expenses. Based on the issues raised, the tax authorities' position and a professional opinion the Company has received, the Company has included a provision in its accounts. The Company's management believes that the applicable provision in its financial statements as of December 31, 2005 is adequate to cover probable costs arising from this tax examination if and when they will become to Tax assessments.

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

      See financial statements note 18.

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

      There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation. Notwithstanding the foregoing, the Company is of the belief that its internal controls and procedures could be strengthened in certain aspects to improve its effectiveness. In particular, the Company believes that it could retain additional persons with financial background and improve its financial record-keeping. The Company anticipates improving these internal controls and procedures in the future.


Item 16A. Audit Committee Financial Experts

      The financial experts of the Audit Committee consist of Philip M. Getter, Gordon Hausmann and Lynda Davey. All three are independent, with no relationship with management. Mr. Getter and Ms. Davey have financial expertise. Mr Getter is the Chairman of the Audit Committee and is also an independent Director of the Company.

Item 16B. Code of Ethics

      The Company has adopted a Code of Ethics for principal's executive officers and senior financial officers.


Item 16C.  Principal Accountant Fees and Services

      Auditors' fees for the year 2005 were the following:

              Audit fees:
              Audit fees                    $431
              Audit related fees
              Sub-total                     $431
              Non-Audit services:
              Tax fees
              Total fees

Item 16D. Exemptions from listing standards for Audit Committees.

     One of the Company's directors who acts as the chairman of the Company's Audit Committee is also a director and chairman of the Audit Committee of one of the Company's affiliates. Other than such affiliation such director meets the independence requirement for each such entity.

                                    PART III

Item 17.  Financial Statements - See Item 18.

Item 18.  Financial Statements

      Reports of Independent Registered Public Accounting Firms Consolidated Financial Statements
      Consolidated Balance Sheets
      Consolidated Statements of Operations and Comprehensive Operations Consolidated Statements of Changes in Shareholders' Equity
      Consolidated of Statements of Cash Flows
      Notes to Consolidated Financial Statements.

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

                                        ICTS INTERNATIONAL N.V.

                                        By: /s/ Avraham Dan
                                        --------------------------
                                        Name: Avraham Dan
                                        Title:   Managing Director

Date: September 15, 2006

                             ICTS INTERNATIONAL N.V.
                               2005 ANNUAL REPORT

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
Reports of  independent  registered  public  accounting  firms F-2

 Consolidated financial statements:

    Consolidated  balance sheets                                             F-4

    Consolidated  statements of operations and comprehensive operations      F-6

    Consolidated statements of changes in shareholders' equity (deficiency)  F-7

    Consolidated  statements of cash flows                                   F-8

Notes to consolidated financial statements                                  F-10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of
                             ICTS INTERNATIONAL N.V.

We have audited the accompanying consolidated balance sheets of ICTS International N.V. and subsidiaries ("the Company") as of December 31, 2005 and 2004, and the related consolidated statement of operations and comprehensive operations, changes in shareholders' equity (deficiency) and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004, and the consolidated results of their operations, the changes in their shareholders' equity (deficiency) and their cash flows for each of the years then ended, in conformity with United States generally accepted accounting principles.

As disclosed in Note 14, a multitude of lawsuits have been commenced against the Company in connection with the September 11, 2001 terrorist attacks in the United States and the Company's insurance carriers have canceled all its war risk policies. Also, there is a dispute between the Company and the United States Transportation Security Administration ("TSA"), with respect to the basis of calculation of payments for security services rendered by the Company in 2002, in respect of which, the TSA might be claiming refund of material amounts.

The Company has been advised that an investigation by the Criminal Investigations Division of the Internal Revenue Service has resulted in a grand jury investigation by the U.S Department of Justice, Tax Division, regarding possible criminal tax violations by ICTS USA, Inc. for the tax years 2002 and 2003.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1(b), 14 and 17(g) to the financial statements, the Company has suffered recurring losses from operations, and has a net working capital deficiency, and is subject to potential contingencies in connection with the U.S. Department of Justice matter and the September 11, 2001 terrorist attacks, both discussed above. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in
Note 1(b). The financial statements do not include any adjustments that might result from the outcome of these uncertainties


GOLDSTEIN GOLUB KESSLER LLP
New York, New York
April 8, 2006, except for Notes 14 and 23, as to which the date is August 31, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ICTS INTERNATIONAL N.V.

We have audited the accompanying consolidated statement of operations and comprehensive income, changes in shareholders' equity and cash flows of ICTS International N.V. ("the Company") and its subsidiaries for the year ended December 31, 2003. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain associated companies, the Company's share in excess of losses over profits of which is a net amount of $1.7 million in 2003. The financial statements of the above associated companies were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other independent auditors.

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

In our opinion, based on our audits and the reports of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and comprehensive income, the changes in shareholders' equity and cash flows of the Company and its subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Without qualifying our opinion, we draw attention to Note 14b(3), regarding a dispute between the company's subsidiary in U.S.A. and the Transportation Security Administration ("TSA"), with respect to the basis of calculation of payments for security services rendered in 2002, in respect of which, the TSA might be claiming refund of material amounts.

As discussed in note 2i to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill to conform with FASB Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets".

Tel Aviv, Israel                                    Kesselman & Kesselman
   July 13, 2004, except for                 Certified Public Accountants (Isr.)
   Note 2u and the resulting
   presentation of discontinued
   operations, for which the date
   is September 14, 2006

                             ICTS INTERNATIONAL N.V.
                           CONSOLIDATED BALANCE SHEETS
                     (US $ in thousands, except share data)

                                                                  December 31,
                                                               -----------------
                                                                 2005      2004
                                                               -------   -------
                     A s s e t s
CURRENT ASSETS:
    Cash and cash equivalents                                  $ 5,927   $ 3,224
    Restricted cash and short term investments                   3,724     4,773
  Accounts receivable  (net of allowance for
     doubtful accounts of $1,237 and $2,708 as of
     December 31, 2005 and 2004, respectively)                  13,639    11,958
    Prepaid expenses                                             1,335     1,051
    Other current assets                                           337     2,523
    Current assets from discontinued operations                    482     1,139
                                                               -------   -------
           T o t a l  current assets                            25,444    24,668
                                                               -------   -------
INVESTMENTS:
    Investments in associated companies                          2,989     3,774
    Other investments                                              495     7,118
    Deferred income taxes                                            0         3
                                                               -------   -------
                                                                 3,484    10,895
                                                               -------   -------
PROPERTY AND EQUIPMENT:
    Cost                                                         4,232     3,549
    L e s s - accumulated depreciation and amortization          2,979     2,534
                                                               -------   -------
                                                                 1,253     1,015
                                                               -------   -------
GOODWILL                                                           314       314
                                                               -------   -------
 OTHER ASSETS, net of
    Accumulated amortization                                     1,663     1,754
      Non current assets from discontinued operations               55    16,316
                                                               -------   -------
           T o t a l  other assets                               1,718    18,070
                                                               -------   -------
           T o t a l  assets                                   $32,213   $54,962
                                                               =======   =======

         The accompanying notes are an integral part of the consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
                           CONSOLIDATED BALANCE SHEETS
                     (US $ in thousands, except share data)

                                                                 December 31,
                                                           --------------------
                                                             2005         2004
                                                           -------      -------
       Liabilities and shareholders' equity
CURRENT LIABILITIES:
    Short-term bank credit                                 $  3,907    $  3,870
    Current maturities of long-term liabilities                 150          47
    Accounts payable - trade                                  2,750       1,081
    Accrued expenses and other liabilities                   18,628      15,397
    Current liabilities from discontinued operations          2,666       6,265
                                                           --------    --------
           T o t a l  current liabilities                    28,101      26,660
                                                           --------    --------
LONG-TERM LIABILITIES:
    Accrued severance pay                                       189          65
    Deferred income taxes                                         0          20
    Long-term liabilities, net of current maturities            313       4,190
     Non current liabilities from discontinued operations     8,758       2,521
                                                           --------    --------
           T o t a l  long-term liabilities                   9,260       6,796
                                                           --------    --------
COMMITMENTS AND CONTINGENT
    LIABILITIES
                                                           --------    --------
           T o t a l  liabilities                            37,361      33,456
                                                           --------    --------
SHAREHOLDERS' EQUITY (DEFICIENCY):
    Share capital - shares of common stock,
      par value 0.45 Euro, December 31, 2005
      and 2004:
      Authorized - 17,000,000 shares;
        issued - 6,672,980 shares                             3,605       3,605
    Additional paid-in capital                               19,670      19,670
    Retained earnings (Accumulated Deficit)                 (20,230)      4,650
    Accumulated other comprehensive loss                     (7,294)     (5,520)
                                                           --------    --------
                                                             (4,249)     22,405
                                                           --------    --------
    Treasury stock at cost - December 31, 2005 and 2004 -
         144,880 shares                                        (899)       (899)
                                                           --------    --------
           T o t a l  shareholders' equity (deficiency)      (5,148)     21,506
                                                           --------    --------
           Total  liabilities and shareholders'
             equity (deficiency)                           $ 32,213    $ 54,962
                                                           ========    ========

         The accompanying notes are an integral part of the consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
       CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE OPERATIONS
                   (US $ in thousands, except per share data)

                                                     Year ended December 31,
                                                 -------------------------------
                                                   2005       2004       2003
                                                 --------   --------   --------
REVENUES                                         $ 57,713   $ 57,993   $ 67,933
COST OF REVENUES                                   53,721     52,825     52,557
                                                 --------   --------   --------
GROSS PROFIT                                        3,992      5,168     15,376
SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES                                       11,690     12,201      8,547
IMPAIRMENT OF ASSETS                                                        797
                                                 --------   --------   --------
OPERATING INCOME (LOSS)                            (7,698)    (7,033)     6,032
FINANCIAL INCOME (EXPENSES) -- net                   (908)      (452)     4,118
OTHER INCOME (EXPENSES), net                          147     (2,907)      (353)
                                                 --------   --------   --------
INCOME (LOSS) BEFORE TAXES                         (8,459)   (10,392)     9,797
INCOME TAXES BENEFIT (EXPENSE)                     (2,387)     1,529     (3,910)
SHARE IN LOSSES OF ASSOCIATED COMPANIES - net        (486)    (1,625)    (6,661)
                                                 --------   --------   --------
LOSS FROM CONTINUING OPERATIONS                   (11,332)   (10,488)      (744)
DISCONTINUED OPERATIONS:
Loss from discontinued operations, net of tax
benefit of $2,525, $1,655 and $795 in
2005, 2004 and 2003, respectively. Includes
loss of 4,774$ on sale of assets to
related party in 2005 and after share in
loss of associated company of $36 and $81
in 2005 and 2004, respectively                    (13,548)   (15,474)   (18,130)
                                                 --------   --------   --------
LOSS FOR THE YEAR                                 (24,880)   (25,962)   (18,904)
                                                 --------   --------   --------
OTHER COMPREHENSIVE INCOME :
    Translation adjustments                        (1,560)     1,043      3,456
    Unrealized gains (losses) on marketable
      securities                                     (214)      (616)       794
    Reclassification adjustment for losses for
      available for sale securities included in
      net income                                                            237
                                                 --------   --------   --------
                                                   (1,774)       427      4,487
                                                 --------   --------   --------
TOTAL COMPREHENSIVE LOSS FOR THE YEAR            $(26,654)  $(25,535)  $(14,417)
                                                 ========   ========   ========
 LOSSES PER SHARE :
      Loss from continuing operations:
     Loss per common share-basic                 $  (1.74)  $  (1.61)  $  (0.12)
                                                 ========   ========   ========
      Loss per common share-diluted              $  (1.74)  $  (1.61)  $  (0.12)
                                                 ========   ========   ========
      Loss from discontinued operations:
     Loss per common share-basic                 $  (2.07)  $  (2.37)  $  (2.78)
                                                 ========   ========   ========
      Loss per common share-diluted              $  (2.07)  $  (2.37)  $  (2.78)
                                                 ========   ========   ========
       Net Loss:
    Loss per common share-basic                  $  (3.81)  $  (3.98)  $  (2.90)
                                                 ========   ========   ========
    Loss per common share- diluted               $  (3.81)  $  (3.98)  $  (2.90)
                                                 ========   ========   ========

         The accompanying notes are an integral part of the consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
                     (US $ in thousands, except share data)


                                          Shares of common
                                              stock                          Accumulated    Accumulated
                                        -------------------    Additional     (deficiet)       other
                                        Number of                Paid-in       Retained     Comprehensive     Treasury
                                          shares     Amount      capital       earnings     income (loss)       stock       Total
                                        ---------    ------    ---------     -----------    -------------     --------     --------
BALANCE AT JANUARY 1, 2003              6,513,100    $3,605      $19,670       $49,516        $*(10,434)        $(979)     $61,378
CHANGES DURING 2003:
  Comprehensive loss:
    Loss                                                                       (18,904)                                    (18,904)
    Other comprehensive income (loss):
      Translation adjustments                                                                    3,456                       3,456
      Unrealized gains on marketable
        Securities                                                                               1,031                       1,031
                                                                                                                          --------
      Total comprehensive loss                                                                                             (14,417)
                                       ----------   -------     --------     ---------       ---------         ------     --------
BALANCE AT DECEMBER 31, 2003            6,513,100     3,605       19,670        30,612        * (5,947)          (979)      46,961
                                       ==========   =======     ========     =========       =========         ======     ========
CHANGES DURING 2004:

Stock options exercised from treasury                                                                              80           80
  stock                                   15,000
Comprehensive loss:
    Loss                                                                       (25,962)                                    (25,962)
    Other comprehensive income:
      Translation adjustments                                                                    1,043                       1,043
      Unrealized losses on marketable
        Securities                                                                                (616)                       (616)
                                                                                                                           _______
      Total comprehensive loss                                                                                             (25,455)
                                       ----------   -------     --------     ---------       ---------         ------     --------
BALANCE AT DECEMBER 31, 2004            6,528,100     3,605       19,670         4,650        * (5,520)          (899)      21,506
                                       ----------   -------     --------     ---------       ---------         ------     --------
CHANGES DURING 2005:

Stock options exercised from treasury
  stock Comprehensive loss:
    Loss                                                                       (24,880)                                    (24,880)
    Other comprehensive income (loss):
      Translation adjustments
      Unrealized losses on marketable                                                           (1,560)                     (1,560)
       Securities                                                                                 (214)                       (214)
                                                                                                                          --------
      Total comprehensive loss                                                                                             (26,654)
                                       ----------   -------     --------     ---------       ---------         ------     --------
BALANCE AT DECEMBER 31, 2005           $6,528,100   $ 3,605     $ 19,670     $ (20,230)      $* (7,294)        $ (899)    $ (5,148)
                                       ==========   =======     ========     =========       =========         ======     ========

                                                          December 31,
                                                --------------------------------
                                                   2005       2004        2003
                                                   ----       ----        ----
Cumulative translation adjustments              $ (7,194)   $(5,634)    $(6,677)
Cumulative unrealized gains on marketable
  securities                                        (100)       114         730
                                                --------    -------     -------
                                                $ (7,294)   $(5,520)    $(5,947)
                                                ========    =======     =======

         The accompanying notes are an integral part of the consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (US $ in thousands)


                                                                                          Year ended December 31,
                                                                                   ------------------------------------
                                                                                     2005          2004           2003
                                                                                   -------       --------       -------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Loss for the period                                                            (24,880)      $(25,962)      (18,904)
    Loss on discontinued operations                                                (13,548)       (15,474)      (18,130)
                                                                                   -------       --------       -------
    Loss on continuing operations                                                  (11,332)       (10,488)         (774)
    Adjustments to reconcile net income to net cash  used in operating activities:
       Depreciation and amortization.                                                  743            762           725
       Impairment of  assets                                                                                        797
       Deferred income taxes                                                          (177)           515         5,047
       Increase (decrease) in accrued severance pay                                    128            (26)            6
       Capital loss on fixed assets                                                                   341             6
       Realized gain on marketable securities                                                        (16)         (737)
       Increase in value of long term deposit                                         (541)          (217)
       Write off of investments and impairment of investment                         1,148          2,893           400
       Share in losses of associated companies                                         486          1,618         6,661
       Interest from other long-term investments (derivative)                                                       (31)
       Interest on a loan to associated company                                                                    (100)
       Changes in operating assets and liabilities:
           Accounts receivable - trade, net                                         (1,788)         1,807          1662
           Other current assets and prepaid expenses                                 1,239          2,044         (1938)
           Accounts payable                                                          1,704            233          (181)
           Accrued expenses and other liabilities                                    3,481         (2,217)      (29,294)
      Net cash provided by discontinued operations                                    (254)         1,526        16,594
                                                                                   -------       --------       -------
      Net cash used in operating activities                                        ( 5,163)        (1,225)      (19,287)
                                                                                   -------       --------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of equipment and construction of entertainment projects                  (329)          (250)         (606)
    Associated companies - acquisition of shares and granting of loans                               (984)       (2,109)
    Other investments                                                                 (175)                      (5,202)
    Proceeds from affiliates                                                           195
    Proceeds from sale of equipment                                                                   989            92
    Proceeds from sale of other investments                                          2,185          5,687         1,000
    Repayment of long term loans granted to related parties                                                       3,700
    Decrease (increase) of time deposits and restricted cash                         1,273         (1,686)        4,735
    Proceeds from sale of marketable securities available for sale                                                3,726
    Decrease (increase) in other assets                                               (133)           463          (579)
    Net cash  provided by (used in) discontinued operations                          5,257         (4,501)       (8,000)
                                                                                   -------       --------       -------
    Net cash provided by (used in) investing activities                              8,272           (282)       (3,243)
                                                                                   -------       --------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Cost of acquisition of treasury stock
    Sale of treasury stock                                                                             80
    Long-term loan received                                                            124            245
    Funding advances                                                                                              4,113
    Repayments of long-term liabilities                                               (156)          (103)       (2,471)
    Net increase (decrease) in short-term bank credit                                   54         (1,766)       (4,270)
    Net cash from discontinued operations to financing activities                                  (1,536)          205
                                                                                   -------       --------       -------
    Net cash provided by (used in) financing activities                                 22         (3,080)       (2,423)
                                                                                   -------       --------       -------
EFFECT OF CHANGES IN FOREIGN CURRENCY
    EXCHANGE RATES ON CASH AND CASH EQUIVALENTS                                       (428)           407           (21)
                                                                                   -------       --------       -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     2,703         (4,180)      (24,974)
BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING OF YEAR                                                             3,224           7,404       32,378
                                                                                   -------       --------       -------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $5,927          $3,224       $7,404
                                                                                    ======          ======       ======

         The accompanying notes are an integral part of the consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (US $ in thousands)

                                                       Year ended December 31,
                                                     ---------------------------
                                                       2005       2004     2003
                                                     --------    ------   ------
SUPPLEMENTAL DISCLOSURES OF CASH
    FLOW ACTIVITIES:
    Cash from continued operations paid
    during the year for:
    Interest                                         $    450    $  381   $  224
                                                     ========    ======   ======
    Taxes on income                                  $    188    $  228   $5,679
                                                     ========    ======   ======
    Cash from discontinued operations paid
    during the year for:
    Interest                                         $    168    $  327   $  354
                                                     ========    ======   ======
    Taxes on income                                  $      2    $   20
                                                     ========    ======   ======
SUPPLEMENTAL DISCLOSURES OF NON-CASH
    INVESTING AND FINANCING ACTIVITIES:
    Investment in Subsidiary - continuing operations $ -,-       $ -,-    $
                                                                          ======
    Settlement of debt upon sale of long term
    deposit - continuing operations                  $  4,196    $ -,-    $  -,-
                                                     ========
    Purchase of equipment - continuing operations    $    455    $ -,-    $  -,-
                                                     ========
    Purchase (sale) of equipment - discontinued
    operations                                       ($ 2,116)   $1,406
                                                     ========    ======   ======

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

            As mentioned in c. below, in 2002 one of the Company's subsidiaries, Huntleigh USA Corporation ("Huntleigh") derived a substantial portion of its revenues from providing aviation security services to the United States Transportation Security Administration ("TSA"). Commencing November 2002 the Company ceased providing such services to the TSA but continues to provide such services to aviation companies and others. As to Segment Information see note 19.

            Other activities of the Company were leasing of equipment and development of entertainment projects. In December 2005, the Company decided to discontinue those activities. At that time all the equipment the Company leased was sold to the lessee. See note 2(u) and 7(d).

      b.    The Company's financial position

            During the years ended December 31, 2005, 2004 and 2003, the Company has incurred $25 million, $26 million and $19 million of net losses, respectively, which were accompanied by net cash used in operating activities of $5.2 million ,$1.2 million and $19.3 million, respectively. As of December 31, 2005 the Company had a working capital deficiency of $2.7 million. In addition, the Company is subject to potential contingencies in connection with the U.S department Justice matter (see note 17(g)) and the September 11, 2001 terrorist attacks (see note 14). These factors raise substantial doubt about the Company's ability to continue as a going concern

            Subsequent to the end of the year 2004, the Company's management commenced liquidating its position in several long term assets as described in Notes 7(d), 6(a) and 23. In addition, during 2005, management has ceased its operations in non core business as described in note 2(u) and is re-entering to the Security European market, see note 14(c). Management anticipates that those liquidations will provide the Company with the resources necessary to meet its obligations and that entering into additional service contracts will contribute toward achieving profitability.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 1 - GENERAL (continued)

            The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

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

            During 2003, the Department of Labor in the US ("DOL") finalized its audit of the Company's subsidiary concerning the pay rates used to compensate employees for services rendered pursuant to the TSA Contract. The DOL concluded that in certain instances, employees had not been paid the correct base rate, fringe benefits, vacation and holiday pay by the subsidiary. As of December 31, 2005 and 2004 a liability relating to the audit of approximately $7.3 million was recorded in the consolidated financial statements. In March 2006 the DOL filed a complaint alleging that the Company subsidiary underpaid $7.1 million during the TSA takeover period from February 15th through December of 2002.

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

            However, during the fourth quarter of fiscal 2003, the Company obtained a legal letter from an outside counsel indicating that the Company may have meritorious defenses against the payment of a substantial portion of the recorded accrual. Based on the points

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 1 - GENERAL (continued)

            noted in the legal letter and given the fact that no claims have been filed to date by former employees seeking compensation under the WARN Act provisions, the Company reviewed its original estimate and reduced the estimated liability to approximately $0.3 million and $0.5 million at December 31, 2005 and 2004, respectively, by recording a credit to cost of revenues of approximately $0.2 million and $0.5 million in 2005 and 2004, respectively.

            As to the other outstanding issues, see note 14.

      d.    Sale of ICTS Europe Holding B.V. ("ICTS Europe")

            On October 5, 2000, the Company entered into a share purchase agreement (the "Share Purchase Agreement") with Fraport AG ("Fraport"), whereby Fraport was to acquire, in two stages of 45% and 55% in 2001 and 2002, respectively, the shares of ICTS Europe.

            As a result of the sale, the Company has fully divested itself of its European operations except for the operations of the Company's subsidiary in the Netherlands and countries that were formerly part of the Soviet Union republics, including Russia, and Kazakhstan, and took upon certain restrictions on its operations, see note 14c. During 2005, the restrictive covenant expired and the Company re-entered the aviation security business in Europe with contracts with US carriers throughout Europe.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the USA ("U.S. GAAP").

      The significant accounting policies are as follows:

      a.    Functional currency

            The major part of the Group's revenues and operations are carried out by the Company subsidiaries in the United States. The functional currency of these entities is the U.S. dollar ("dollar" or "$").

                            ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

            The functional currency of the remaining subsidiaries and associated companies, mainly European companies, is their local currency, mainly Euro ("euro" or "(euro)"). The financial statements of those companies are included in the consolidation, based on translation into dollars in accordance with Statement of Financial Accounting Standards ("FAS") 52 of the Financial Accounting Standards Board of the United States ("FASB"). Assets and liabilities are translated at year end exchange rates, while operating results are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders' equity, under accumulated other comprehensive income (loss).

      b.    Use of estimates in the preparation of financial statements

            The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. As applicable to these financial statements, the most significant estimates and assumptions relate to allowances, income taxes, contingencies, liabilities and valuation impairment of goodwill and other assets. Actual results could differ from those estimates.

      c.    Principles of consolidation

            The consolidated financial statements include the accounts of ICTS and its over 50% controlled subsidiaries. Significant intercompany balances and transactions have been eliminated. Profits from intercompany transactions, not yet realized outside the Company, have also been eliminated.

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

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

      e.    Concentration of cash risk

            Most of the group's cash and cash equivalents and short term investments as of December 31, 2005 were deposited with major U.S. and European banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

      f.    Marketable securities and other investments:

            1) Marketable securities:

            The Company classifies its existing marketable securities in accordance with the provisions of FAS 115, "Accounting for Certain Investments in Debt and Equity Securities", as available-for-sale. Securities classified as available-for-sale are reported at fair value (which is determined based upon the quoted market prices) with unrealized gains and losses, net of related tax, recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity until realized. Gains and losses on securities sold are included in financial income - net. For all investment securities, unrealized losses that are other than temporary are recognized in the income statement. The Company does not hold these securities for speculative or trading purposes. See also note 6.

            2) Other investments

            Investments in less than 20% - owned, privately-held companies in which the Company does not have the ability to exercise significant influence are stated at cost. The Company's management evaluates its investments from time to time and, if necessary, recognizes losses for other than temporary declines in the value of these investments.

      g.    Investments in associated companies

            Investments in companies in which the Company holds a 20% interest or more or in which it has the ability to exercise significant influence, provided it does not have control, are accounted for by the equity method. See also note 5.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

h.    Property and equipment

      Property and equipment are carried at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful life of the assets. The estimated useful life used in determining depreciation and amortization is as follows:

                                                Years
                                                -----
        Equipment and facilities                3-16
                                             (mainly 15)
        Vehicles                                3-7
        Office furniture and equipment          3-14

      Leased equipment and leasehold improvements are amortized by the straight-line method over the period of the lease or the estimated useful life of the improvements, whichever is shorter (3-5 years, mainly 5 years).

i.    Goodwill

      Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired and liabilities assumed. Pursuant to FAS 142, "Goodwill and Other Intangible Assets", goodwill is not amortized but rather tested for impairment at least annually, at December 31 of each year.

      As of December 31, 2005, the Company has determined that there is no impairment with respect of goodwill. For the years ended December 31, 2004 and 2003, goodwill of $5,266 and $797 relating to entertainment and relating to the other operating segment were written off, respectively (see note 4b and note 8)

j.    Other assets and Intangible assets

      The intangible asset pertaining to customer relationships is being amortized over 10 years. Technology was amortized over 3, see note 9.

k.    Impairment in value of long-lived assets

      The Company tests long-lived assets, including definite life intangible assets for impairment, in the event an indication of impairment exists. If the sum of expected future cash flows (undiscounted and without interest charges) of these assets is less than their carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

      estimated fair values. The impairment expenses of long-lived assets from continuing operations totaled $797 in 2003. The impairment expenses from discontinued operations in 2004 and 2003 amounted to $10,156 and $12,758, respectively.

l.    Treasury stock

      The treasury stock was acquired by the Company for issuance upon the exercise of options issued under employee option plans. The treasury stock is presented as a reduction of shareholders' equity, at its cost. Gains on the sale of these shares, net of related income taxes, are recorded under "additional paid in capital".

m.    Revenue recognition

      Revenue from services is recognized when services are rendered to the Company's customers, based on terms contained in a contractual arrangement, provided the fee is fixed and determinable, the services have been rendered, and collection of the related receivable is reasonably assured. Revenue from leased equipment was recognized ratably over the lease term.

n.    Earnings (losses) per share ("EPS"):

      1) Basic EPS is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during each year, net of treasury stock.
      2) Diluted EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year, net of treasury stock, taking into account the potential dilution that could occur upon the exercise of options granted under stock options plan, using the treasury stock method. Options for 615,833, 400,500, and 224,000 shares of common stock in 2005, 2004 and 2003, respectively, were not included in computed fully diluted EPS because their effects were anti dilutive. The total outstanding options for the years 2005, 2004 and 2003 were 1,082, 1,113 and 253 thousands, respectively (see note 22).

o.    Deferred income taxes

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

p.    Accounts receivable

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

      The allowance for doubtful accounts is composed of specific debts doubtful of collection amounting to $1,237 and $2,708 as of December 31, 2005 and 2004, respectively. The net bad debts expenses (collection) were $626, $798 and $(264) in 2005, 2004, and 2003 respectively.

      The accounts receivable-trade includes $3 million as of December 31, 2005 and 2004 which is due from the TSA. As to the dispute with the TSA - see note 14 b (3).

q.    Concentrations of credit risks - allowance for doubtful accounts

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

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Advertising costs

      These costs are expensed as incurred. Advertising costs in 2003 were $522. No advertising costs were incurred in 2005 and 2004.

s.    Stock based compensation

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

            The fair value of each option granted is estimated on the date of grant using the Black & Scholes option-pricing model with the following weighted average assumptions:

                                                  For options granted in
                                                  ----------------------
                                                     2004        2002
                                                     ----        ----
            Expected life of options (years)            5          3
            Expected volatility                     101.3%       100%
            Risk free interest rate                   3.5%       3.5%
            Expected dividend yield                     0%         0%

            The weighted average fair value price per option granted during the year, using the Black & Scholes option-pricing model was $1.03 and $2.03 for 2004 and 2002, respectively. During 2005 and 2003 no options were granted.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table illustrates the effect on loss and earnings per share assuming the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation.

                                                    Year ended December 31,
                                               ---------------------------------
                                                  2005        2004        2003
                                                           in thousands
                                                     (except per share data)
                                               ---------------------------------
Net loss                                      $(24,880)    $(25,962)   $(18,904)
Deduct: stock based employee compensation
  expenses determined under fair value
  method for all awards                           (241)        (334)        (27)
                                              --------     --------    --------
Pro-forma net loss                            $(25,121)    $(26,296)   $(18,931)
                                              ========     ========    ========
Losses  per share:
      Basic - as reported                      $ (3.81)     $ (3.98)    $ (2.90)
                                              ========     ========    ========
      Basic  - pro-forma                       $ (3.85)     $ (4.03)    $ (2.91)
                                              ========     ========    ========
      Diluted - as reported                    $ (3.81)     $ (3.98)    $ (2.90)
                                              ========     ========    ========
      Diluted - pro-forma                      $ (3.85)     $ (4.03)    $ (2.91)
                                              ========     ========    ========

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

            see also note 21.

      2)    Non-employee stock based compensation

            The Company accounts for options granted to non-employees in exchange for services received, using the fair value based method of accounting as prescribed by FAS 123, based on the fair value of the options granted.


t.    Comprehensive Income (Loss)

      In addition to net income, other comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities and currency translation adjustments of non-dollar currency financial statements of investee companies.

u.    Costs Associated with Exit or Disposal Activities

      In August 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

      During 2005 the Company decided to cease its entertainment and leasing activities.

1) On December 28, 2005 the Company sold its lease equipment to the lessee (a related party), see note 7(d). The loss associated with the selling of the equipment totaled to $4,774. The cost of the equipment was $23.5 million and impairment losses were recorded in 2004 and 2003 of $2,247 and $6,042 respectively.

2) After reviewing the financial results of the entertainment segment, the Company decided in December 2005 to cease its operations. As a result of this decision the Company recorded an expense of $9,701 associated with rent expenses that the Company is obligated to pay until the year 2019.

3) The components of assets and liabilities from the discontinued operation (leasing and entertainment segments) are presented below:

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

(4) Balance Sheet and Profit and loss for discontinued operations for the years 2005, 2004 and 2003 is presented below:


                                                                                 December 31,
                                                    -------------------------------------------------------------------
                                                                  2005                                2004
                                                    ------------------------------     --------------------------------
                                                    Leasing  Entertainment   Total     Leasing   Entertainment   Total
                                                    -------  -------------   -----     -------   -------------   -----
Cash and cash equivalents                          $     71    $     59    $    130    $      4    $    198    $    202
Accounts receivable                                                                                      14          14
Prepaid expenses                                                    151         151                      80          80
Other current assets                                                201         201                     843         843
                                                   --------    --------    --------    --------    --------    --------
Total current assets from discontinued
operations                                               71         411         482           4       1,135       1,139
                                                   --------    --------    --------    --------    --------    --------
Investment in associated companies                                   55          55                     201         201
Property and equipment                                                                   16,087          28      16,115
                                                   --------    --------    --------    --------    --------    --------
Total non current assets from discontinued
operations                                                           55          55      16,087         229      16,316
                                                   --------    --------    --------    --------    --------    --------
Short term bank credit                                             (200)       (200)                   (546)       (546)
Current maturities                                                 (942)       (942)     (2,532)       (200)     (2,732)
Accounts payable - trade                                         (1,551)     (1,551)                 (1,498)     (1,498)
Accrued expenses and other liabilities               (1,287)      1,315          28        (205)     (1,284)     (1,489)
                                                   --------    --------    --------    --------    --------    --------
Current liabilities from discontinued operations
                                                     (1,287)     (1,378)     (2,665)     (2,737)     (3,528)     (6,265)
                                                   --------    --------    --------    --------    --------    --------
Long term liabilities                                            (8,759)     (8,759)     (2,321)       (200)     (2,521)
                                                               --------    --------    --------    --------    --------

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)


                                                                        Year ended December 31,
                                     ---------------------------------------------------------------------------------------------
                                                  2005                             2004                           2003
                                     ----------------------------     ----------------------------    ----------------------------
                                     Leasing Entertainment  Total     Leasing Entertainment  Total    Leasing Entertainment  Total
                                     ------- -------------  -----     ------- -------------  -----    ------- -------------  -----
Revenues
                                      2,814      1,171      3,985      3,294      1,491      4,785      2,995        643      3,638
Cost of revenues
                                      2,497      1,905      4,402      2,410      2,669      5,079      2,427      2,578      5,005
                                     ------     ------    -------       ----    -------    -------     ------    -------    -------
Gross profit (loss)                     317       (734)      (417)       884     (1,178)      (294)       568     (1,935)    (1,367)
Selling, general and administrative
expenses                                 19     10,486     10,505          1      1,010      1,011          3        666        669
Impairment of assets                               110        110      2,046     13,376     15,422      6,042      7,513     13,555
                                     ------     ------    -------       ----    -------    -------     ------    -------    -------
Operating income (loss)                 298    (11,330)   (11,032)    (1,163)   (15,564)   (16,727)    (5,477)   (10,114)   (15,591)
Financial income (expenses)            (212)       (19)      (231)      (335)        14       (321)    (3,334)               (3,334)
Capital gain (loss)
                                     (4,774)               (4,774)
                                     ------     ------    -------       ----    -------    -------     ------    -------    -------
Loss before taxes
                                     (4,688)   (11,349)   (16,038)    (1,498)   (15,550)   (17,048)    (8,811)   (10,114)   (18,925)
Income taxes benefit (expenses)                  2,525      2,525        911        744      1,655        795                   795
Equity in results of affiliates                    (36)       (36)                  (81)       (81)
                                     ------     ------    -------       ----    -------    -------     ------    -------    -------
Loss from discontinued operations    (4,688)    (8,860)   (13,548)      (587)   (14,887)   (15,474)    (8,016)   (10,114)   (18,130)
                                     ======     ======    =======       ====    =======    =======     ======    =======    =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)


      v.    Recently issued accounting pronouncements

                  FAS 123R

            1) In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment" (FAS 123R), which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in an entity's statement of income. The accounting provisions of FAS 123R are effective for annual reporting periods beginning after June 15, 2005. The Company is required to adopt the provisions of FAS 123R in the quarter ending March 31, 2006. The proforma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. Although the Company has not yet determined whether the adoption of FAS 123R will result in amounts that are similar to the current pro forma disclosures under FAS 123, the Company is evaluating the requirements under FAS123.

                  FAS 154

            2) In June 2005, the FASB issued FAS 154, "Accounting Changes and Error Corrections - a replacement of APB No. 20 "Accounting Changes" and FAS No. 3 "Reporting Changes in Interim Financial Statements". This statement provides guidance on the accounting and reporting of accounting changes and error corrections, and guidance in determination of retrospective application of changes in accounting principals. As applicable to ICTS, the provisions of FAS 154 are effective as for the year beginning January 1, 2006.

            The Company does not believe that any other recently issued but not yet effective accounting standards if currently applied would have a material effect on the accompanying financial statements.

      w.    Reclassification:

            Certain amounts from 2004 and 2003 have been reclassified to conform with 2005 presentation, separating the continuing operations from the discontinued operations according to FAS 144 - see note 2(u). The reclassification had no effect on previously reported net loss or shareholders' equity.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 3 - RESTRICTED CASH AND SHORT TERM INVESTMENTS

                                                         December 31,
                                                  ------------------------
                                                   2005              2004
                                                  ------            ------
            Restricted cash  (a)                  $3,500            $3,500
            Time deposit (b)                                         1,185
            Other investment (c)                     224
            Other                                                       88
                                                  ------            ------
                                                  $3,724            $4,773
                                                  ======            ======

            (a) In connection with the revolving line of credit agreement of a subsidiary (see note 10(c)), the subsidiary established a time deposit account with the lender as cash collateral security. The amount bears an annual interest at 3.88%.

            (b) As of December 31, 2004, dollar denominated deposit beared interest at 2.19%. The deposit was cashed in June 2005.

            (c) During December 2001 and 2002 the Company wrote off several investments when their operations ceased or were in financial difficulties, including an investment in YCD Multimedia LTD ("YCD). The Company owned 211,228 shares of YCD. In January 2006, the Company agreed to sell it's shares of YCD on a price of 1.06 per share. As of December 31, 2005 , the amount of $224 was recorded based on the subsequent period sale price, as other investment and other comprehensive income in the accompanying statements of operations. See also note 23(e).

NOTE 4 - TRANSACTIONS REGARDING CERTAIN SUBSIDIARIES

      a. In September 2002, ICTS increased its percentage interest in Procheck International B.V. ("PI") to 100% for a cash consideration of $2,845. PI provides security services in The Netherlands at Schiphol Airport Amsterdam. The purchase price exceeded the acquired share of the fair market value of the identified net assets of PI by approximately $1,879 which was allocated to the contract with Schiphol Airport. This intangible asset is amortized by the straight -line method, over its estimated useful life, which is estimated as 10 years.

      b. In July 1, 2002, ICTS increased its percentage interest in Demco Consultants Ltd. ("Demco") from 37% to 67% for cash consideration of $410. As part of the above transaction, ICTS has been granted a 13 months option commencing July 1, 2004 to purchase the remaining 33% equity from the minority shareholders in Demco for $589, and the Company has granted to the minority shareholders an option to sell the

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 4 - TRANSACTIONS REGARDING CERTAIN SUBSIDIARIES (continued)

            same equity to the Company for $533. As a result, the Company had fully consolidated Demco as of July, 2002, and recorded a liability to the minority in the amount of $589. The purchase price exceeded the fair market value of the tangible net assets of Demco by approximately $440, which was allocated to goodwill. The goodwill was attributed to "other operations segment".

            Demco provides services for planning, organization and establishment of large scale national systems infrastructures designed to assist local governments with the operations, control and the proper decision making during national or local emergencies.

            During 2003 the minority shareholder exercised its put option. The balance of the liability (in excess of the final cost of the option that was exercised) was written off against the goodwill that was recorded in 2002, at the time the exercise was recorded. At the end of the third quarter of 2003, it was determined that Demco will not be able to realize its business plans, the Company tested Demco's goodwill for impairment and wrote off the balance of this goodwill of $797.

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES

      Composed and presented as follows:

                                                                December 31,
                                                             -----------------
                                                              2005       2004
                                                             ------     ------
Investment in 31.83% ( 2004 - 32.15%)
  interest of InkSure
Technologies Inc. (1)                                        $1,805     $2,943
Investment in 50% interest in ICTS-NAS (2)                    1,184        796

Investment in 50% interest in Aerosafe LLC                                  35
Investment in 42.5% interest in Rainbow Square
Entertainment LLC(3)                                         $   55        201
                                                             ------     ------
                                                             $3,044     $3,975
                                                             ------     ------
The investments are presented in the
  balance sheets as follows:
Among investments                                             2,989      3,774
Among non current assets from discontinued operations            55        201
                                                             ------     ------
                                                             $3,044     $3,975
                                                             ======     ======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)

      a.

            (1) During the period from April to September 2002, ICTS purchased 4,106,895 shares, which represent 34.3% of InkSure Technologies Inc. ("Inksure") for a consideration of $5,986. The purchase price exceeded the fair market value of the net assets of Inksure by approximately $3,881, of which $660 was allocated to in process R&D and was expensed immediately, and the remaining $3,221 was attributed to technology purchased and was amortized using the straight-line method over 7 years.

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

            Following a private placement in July 2004, in which the Company did not participate, the Company share in Inksure was reduced to 32.15%. At September 2005 Inksure completed another private placement in which ICTS did not participate and as a result of that the company share in Inksure reduced to 31.83%. The Company's share in Inksure' losses for the year ended December 31, 2005 totaled to $693 and the technology amortization for 2005 totaled $445.

            The investment in Inksure is being displayed by the Equity Method. The balance of $1,805 as of December 31, 2005 ($2,943 as of December 31,2004),include the amortized technology of $1,669 ($2,113 as of
            2004) and the equity balance of $136 ($830 as of 2004). The market value of the investment as of December 31, 2005 was $13,994. During 2006 the company decided to sell its investment in Inksure - see note 23(b).

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)

            (2) In September 2002, ICTS and ICTS Europe established a joint venture, ICTS Netherlands Airport Services VOF ("NAS"), owned equally by the parties, which provides security services at Amsterdam Schiphol Airport in The Netherlands. NAS commenced operations in December 2002. In 2004 and 2003 the Company invested additional amounts in NAS of $564 and $1,399, respectively. The Company's share in profit (loss) on equity in the years ended December 31, 2005, 2004 and 2003 were $705 $1,195 and $(2,392)
            respectively. The joint venture declared dividend in April 2005. ICTS part was approximately $195. The Company recorded other comprehensive loss of $122 and $30 as of December 31, 2005 and 2004 respectively regarding its investment.

            The investment in NAS is being displayed by the Equity Method.

            (3) The Company holds 42.5% in Rainbow Square Entertainment LLC ("Rainbow"), a partnership that was established in July 2003. Rainbowoperates an entertainment site. In 2005 and 2004 the Company recorded a loss of $36 and $81 respectively on its share of the partnership loss.

            In December 2004, the Company determined that the further cash flows from the partnership will not recover its investment, and as a result recorded an impairment loss of $419. In December 2005, the Company recorded another impairment loss of $110.

            At December 31, 2005, the balance of this investment $55, is included in non current assets from discontinued operations.


        (4)(a) As of December 31, 2003 an investment of $(1,137) was comprised of investment in 40% of the outstanding shares of Ramasso Holdings B.V. ("Ramasso") and a loan (see below). The remaining 60% shareholdings of Ramasso are held 40% by ITA, International Tourist Attractions Ltd. ( a company under the control of one of ICTS's shareholders) and 20% by other affiliates.

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

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)

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

                Taking into account the deferred note the Company issued to ITA , in connection with the acquisition of ITA activities (see note 10 (b)) of $546 (which serves as a security to this guarantee) the Company recorded at December 31,2003 a liability of $1,137 in respect of this guarantee.

                Subsequent to December 31, 2003 as a result of IMA not been able to continue and finance its operations, IMA entered into bankruptcy procedures, and ICTS was required to cover its guaranty to the bank (see note 10(b)).

                The receiver in the bankruptcy has filed a proceeding against the bank which provided loans to IMA to recover a security deposit in the amount of (euro)866 ($1 million as of December 31, 2005) which the bank held as security and applied against its outstanding indebtedness as a result of IMA's defaults. The bank has implead the company on its guarantee to the bank if the bank is required to return the security deposit to the receiver in the bankruptcy.

                Although the Company believes that it accounted in full for its exposure as to this investment, it is still dependent on the outcome of the Italian court bankruptcy proceedings

      (5) In 1998, ICTS acquired 5.4% interest in Pioneer Commercial Funding Corp. ("Pioneer"). In 2002 the Company acquired in private placement

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)

            offerings additional shares (representing 8.8% shareholding). After these transactions the Company holds approximately 14.2% of the outstanding shares of Pioneer (674,300 shares).

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

            In January 2000, ICTS acquired a $1,000 non-marketable debenture of Pioneer, bearing interest at the rate of 10% per annum. The debenture was due in November 2004, and its repayment was guaranteed by Leedan International Holdings B.V a subsidiary of Leedan Business Enterprise Ltd. (hereafter - "Leedan" - a company controlled by the Company's shareholders). As of December 31, 2003 the loan included an accrued interest of $369. Due to legal procedures and based on the opinion of its legal advisors, management estimated that Pioneer will be able to repay the debenture, however, not before the procedures are finalized, therefore the amount was classified among long term assets.


            In December 2004 ICTS determined that as a result of an adverse decision by the Pennsylvania Supreme Court reversing a favorable decision of the lower court in a case involving Pioneer, the Company has decided to write off, its entire investment in Pioneer in the amount of $1,794 and, as a result of Leedan financial position, not to exercise the guaranty granted by Leedan.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)

      b.    Below is summarized financial data of Inksure, Rainbow and NAS:

      Inksure:
      Balance sheet data:
                                               December 31,
                                            ------------------
                                              2005       2004
                                            -------    -------
                                                      unaudited
      Current assets                        $  6174    $ 2,606
                                            =======    =======
      Non-current assets                    $ 1,269    $   650
                                            =======    =======
      Current liabilities                   $  1018    $   616
                                            =======    =======
      Shareholders' equity                  $   431    $ 2,525
                                            =======    =======

      Operating results data:
                                               Year ended December 31,
                                            -----------------------------
                                              2005       2004      2003
                                            -------    -------    -------
                                                           unaudited
      Revenues                              $ 1,626    $   955    $   608
                                            =======    =======    =======
      Gross profit                          $   842    $   542    $   474
                                            =======    =======    =======
      Net loss                              $(2,213)   $(2,061)   $(2,965)
                                            =======    =======    =======

      Rainbow:
      Balance sheet data:
                                               December 31,
                                            ------------------
                                              2005       2004
                                            -------    -------
                                                      unaudited
      Current assets                        $   200    $   155
                                            =======    =======
      Non-current assets                    $ 1,276    $ 1,318
                                            =======    =======
      Current liabilities                   $   274    $   184
                                            =======    =======
      Partners' capital                     $ 1,202    $ 1,289
                                            =======    =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)


NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)

      Operating results data:

                                          Year ended December 31,
                                          -----------------------
                                              2005       2004
                                            -------    -------
                                                      unaudited
       Net loss                             $    87    $   190
                                            =======    =======

      NAS:

      Balance sheet data:
                                               December 31,
                                            ------------------
                                              2005       2004
                                            -------    -------
                                                      unaudited
      Current assets                         $7,358     $6,076
                                             ======     ======
      Non-current assets                     $  312     $  263
                                             ======     ======
      Current liabilities                    $5,306     $4,746
                                             ======     ======
      Shareholders' equity                   $2,364     $1,593
                                             ======     ======

      Operating results data:

                                               Year ended December 31,
                                            -----------------------------
                                              2005       2004      2003
                                            -------    -------    -------
                                                           unaudited
      Revenues                              $40,443    $26,468    $13,759
                                            =======    =======    =======
      Gross profit (loss)                   $ 3,609    $ 4,202    $(2,852)
                                            =======    =======    =======
      Net income (loss)                     $ 1,409    $ 2,392    $(4,784)
                                            =======    =======    =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)


NOTE 6 - OTHER INVESTMENTS
                                                                 December 31,
                                                               -----------------
                                                                2005      2004
                                                               -----    -------
      Long term deposits (a)                                   $ 217    $ 5,170
      Marketable securities:
      Investment in 2.8% interest in VCON Ltd.(c(1))                        683
      Investment in 17.6% interest in PlanGraphics, Inc. (d)     278        343
                                                               -----    -------
                                                               $ 495    $ 6,196
                                                               =====    =======
      Non-marketable securities:
        Investment in a convertible debenture
          of VCON Ltd. (c (2))                                              880
                                                               -----    -------
      Other                                                                  42
                                                               -----    -------
       Total                                                   $ 495    $ 7,118
                                                               =====    =======
      Gross unrealized gain (loss)on marketable
        securities and other investments were as follows:
          Gross unrealized gains                               $ 222    $   371
                                                               =====    =======
          Gross unrealized losses                              $(322)   $  (257)
                                                               =====    =======

      (a)   Long term deposits:

            The amount invested in "China Dragon" bore minimum annual interest plus interest based on performance of index:

                                               December 31,
                                            ------------------
                                              2005       2004
                                            -------    -------
            China Dragon                                $5,170
            Others                           $217
                                             ----       ------
                                             $217       $5,170
                                             ====       ======

            In July 2005, the Company signed an agreement with related party, to sell it's rights of ownership in the long term deposit "China Dragon" in an amount of $5,731 as of the sale date and to transfer the related long term loan in an amount of $4,214 as of the sale date which was received as part of the arrangement with a bank, (see note 12(a) (1)), for consideration of $1.2 million. During 2005, $1 million was received in cash and $200 showed under "Other current assets". The loss from the selling amounted to $317 and is included in financial income (expenses) in the accompanying statement of operations.

                               ICTS INTERNATIONAL
                                      N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 6 - OTHER INVESTMENTS (continued)

      (b)   Investment in Bilu Investments Ltd. ("Bilu")

            Bilu is a privately held company based in Israel. ICTS acquired the shares in that company from Rogosin Development and Holding Ltd. ("Rogosin"), which was an affiliated company of Leedan. At the time Rogosin and Leedan held another 18% interest in Bilu. ICTS has granted bank guarantees of $2,515 in respect of Bilu's obligations, of which $1,400 is on behalf of Leedan and Rogosin. To secure the bank guarantees ICTS has pledged bank deposits at the same amounts.

            As a result of continuance deterioration in the financial results of Bilu, on December 31, 2004 management decided to write off its investment in Bilu in the amount of $227 and to fully provide for its bank guarantees in the amount of $2,515, including the guaranty share of Leedan and Rogosin as a result of their financial positions, see note 16. The recorded provision for these guarantees is presented as a reduction to the restricted deposits that the Company has deposited at the banks where the guaranties were issued.

      (c)   Investment in VCON Ltd. ("VCON"):

            (1) In January 2002, ICTS purchased 909,091 shares of VCON for $1.10 per share and invested in a convertible note with a fare value of $2 million, see (2) below. VCON was a publicly held company, the shares of which were traded on Nouveau Marche.

                  In addition, ICTS received 3 year warrants to purchase 1,402,597 shares of VCON at a price per share of $1.40. The fair value of the warrants using Black & Scholes Valuation model, was $0 as of December 31, 2004.

            (2) The note, secured by a second degree floating charge to all existing debt of VCON, was convertible into shares of VCON at a conversion price of $1.00 per share, bore annual interest at the rate of 2% and was repayable in quarterly installments of $160 starting May 2004. The note was presented net of a current maturity of $640, which was presented among other current assets.

                  In  May  2005  the  Company  and  VCON  reached  a  prepayment agreement in which VCON paid $825 for the outstanding principal and interest balance totaled to $1,365. As a result of the prepayment agreement the conversion feature expired and the Company removed its pledge.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 6 - OTHER INVESTMENTS (continued)

            As a result of the prepayment agreement a loss of $540 was recorded in 2005. In August 2005 VCON announced that it is winding up and it's shares were stopped trading from that date. The company recorded a loss of $310 regarding its investment in VCON's shares, which is included in financial income (expenses) in the accompanying statement of operations.


      (d)   Investment in PlanGraphics, Inc. ("PlanGraphics"):

            In January 2002, ICTS purchased 17,142,857 shares (17.6%) of common stock of PlanGraphics (formerly "Integrated Spatial Information Solutions, Inc.") for $0.035 per share. PlanGraphics securities are traded on the Pink sheets. The price share as of December 31, 2005 and 2004 was $0.016 and $0.02 respectively. Unrealized loss as of December 31, 2005 and 2004 amounted to $322, and $257 respectetively.

      (e)   Long term loan to an employee.

            In December 2003 ICTS granted a loan of $150 to one of its employees. The loan bore an interest of 2% per annum and was to be repaid in four equal payments, every six months, starting January 2005.

            Upon review the loan in December 2004, the Company determined that the loan will likely not be recoverable and made a provision for writing off the loan and the accrued interest. In June 2005, the Company approved an extension of the loan to January 2007. All the other terms of the loan are the same as is the original agreement.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 7 - PROPERTY AND EQUIPMENT

      a. Property and equipment from continuing operations are composed as follows:

                                                December 31,
                                            ------------------
                                              2005       2004
                                            -------    -------
      Cost:
        Equipment and facilities (d,e)      $ 3,068    $ 2,382
        Vehicles                                303        418
        Leasehold improvements                  113        112
        Office furniture and equipment          748        637
                                            -------    -------
                                              4,232      3,549
      L e s s -  accumulated depreciation
        and amortization                     (2,979)    (2,534)
                                            -------    -------
                                            $ 1,253    $ 1,015
                                            =======    =======

Property and equipment from discontinued operations:

                                                December 31,
                                            ------------------
                                              2005       2004
                                            -------    -------
      Cost                                  $   748    $ 23,998
      Less - accumulated depreciation
        and amortization
                                               (748)     (7,883)
                                            -------    --------
                                                -,-    $ 16,115
                                            =======    ========

      b. Depreciation expense from continuing operations totaled $520, $507 and $477 in 2005, 2004 and 2003, respectively. Depreciation expense from discontinued operations totaled $2,533, $2,862 and $2,692, respectively.

      c. A portion of the Company's equipment is pledged as collateral for bank loans.

      d. In June 2002 equipment in the amount of $23.5 million was purchased and leased back to the seller, a related party and private Dutch company, for 7 years in an operating lease agreement (with respect to equipment in an amount of $12.5 million, the Company entered into a purchase and lease agreement that replaced a predecessor acquirer, see below). The seller had the option to buy back the assets after 5 or 7 years, at their fair value, which would have been determined by an appraiser. The Company has undertaken to repay the predecessor acquirer's liability to a bank, in an amount of $8.7 million, and issued him a promissory note. The loan was non-recourse. The note bore annual interest of Euro-Libor +2.05%.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 7 - PROPERTY AND EQUIPMENT (continued)

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

            In June 2005, the Company granted the lessee an option to purchase the leased equipment for an amount of $5 million plus an amount equal to the related loan balance on the exercise date, thus providing for the possibility of the early termination of the leasing agreement. The option period started on June 1, 2005 and runs to September 30, 2006. As a consideration for granting the option fee the lessee had to pay ICTS an option fee of $20 per month, which will be reduced from the $5 million in case of exercising the option.

            In July 2005 the company received an advanced payment of $1 million on lease installments which will be reduced from the purchase price of $5 million in case that the option will be exercised.

            On December 28, 2005 the lessee announced that he is interested in exercising the option. The net value of the equipment as of the purchase date was (euro)9,775 (equal to $11,554 on that date). The loss from the selling amounted to $4,774, and is included in discontinued operations in the accompanying statement of operations.

      e. Equipment and facilities included an amount of $15,906 relating to the entertainment sites in Baltimore, Maryland and in Atlantic City, New Jersey. The Baltimore facility started operations in June 2003. The facility in Atlantic City commenced operations in June 2004. Those locations have been closed since December 2005.

            Based on the performances of the entertainment sites the Company's management revaluated these two facilities during 2004 and determined that the forecasted cash flows from them will not cover the investments. Based on their fair value which was calculated using discounted cash flows model, the Company recognized an impairment loss and wrote off its investment in those sites in an amount of $7,691 in 2004, in addition to an impairment loss of $7,513 that was recorded in 2003. See also note 2(u)(2).

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 8 - GOODWILL

                                                     Continuing   Discontinued
                                                     operations    operationsu
                                                     ----------   ------------
            Balance as of December 31, 2003             $314         $5,266
            Impairment of Goodwill during 2004                       (5,266)
                                                        ----         ------
            Balance as of December 31, 2005 and 2004    $314            -,-
                                                        ====         ======

            In December 2003 the Company signed an agreement to buy the activities and certain fixed assets ($163) of ITA (a company controlled by a significant shareholder of ICTS). The Company paid a total of approximately $5.4 million by waiving the $3,000 loan granted to ITA and its $542 accrued interest, issuing a deferred note of $546 and a promissory note of $685 and by paying $711 in cash to ITA. As to the terms of these notes see note 10(e). The purchase price was based on fairness opinion that was based on free cash generated from future projects of ITA, in which ICTS planned to invest. The purchase price exceeding the fair value of the net identifiable assets acquired by $5,266 which was recorded as Goodwill.

            In March 2004, as a result of the impairment of the entertainment projects, management has decided to write off the goodwill and recognized an impairment loss of $5,266.

            The goodwill as of December 31, 2005 and 2004, arose from the purchase of Procheck (PI) during 2002.

NOTE 9 - OTHER ASSETS

      a. As of December 31, 2005, other assets were comprised of the following:


                                         December 31, 2005                December 31, 2004
                           -----------------------------------------   -----------------------
                           Gross carrying   Accumulated     Net book    Accumulated   Net book
                               amount       amortization     value     amortization    value
                           --------------   ------------    --------   ------------   --------
Customer relationship (1)      $1,785           $436         $1,349         $248      $1,537
Technology (2)                    156            156            -,-          120          36
Other (3)                         314            -,-            314          -,-         181
                              -------          -----         ------         ----      ------
                              $ 2,255          $ 592         $1,663         $368      $1,754
                              =======          =====         ======         ====      ======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 9 - OTHER ASSETS (continued)

            (1) Relating to contract with Schiphol Airport.
            (2) Relating to technology acquired by a subsidiary.
            (3) Mainly rent deposits.
            Amortization expense in 2005, 2004 and 2003 totaled $224, $248 and $248 respectively.

      b. Estimated amortization expense for each of the following five years is $188 per year.

NOTE 10 - SHORT-TERM BANK CREDIT

      Short-term bank credit, classified by currency and interest rates, is comprised of the following:

                                                 Weighted
                                             average interest
                                                rates as of      December 31,
                                                December 31,   ---------------
                                                    2005       2005       2004
                                             ----------------  ----       ----
                                                     %
Short term credit from continuing operations:
ICTS -
  In dollars (a)                                    6.29      $   17     $  984
  In Euros (b)                                                            1,290
Subsidiaries:
  In dollars (c)                                    8.25       3,879      1,456
  In other currencies  (d)                           9.5          11        140
                                                              ------     ------
                                                              $3,907     $3,870
                                                              ------     ------
Short term credit from discontinued
  operations(e)                                     3.12      $  200        546
                                                              ======     ======

      (a) Short term credit standing as for 2004 was received as part of an arrangement with a bank, following which the money received and additional amounts were deposited with the bank.

      (b) As of December 31, 2004 the balance includes Euros 658 (on December 31, 2004, $897) in connection with the payment request by the German bank to which the Company issued a letter of guaranty securing the loan the bank had granted IMA (a company under the control of one of ICTS's shareholders) Under a settlement agreement with the bank, the last balance outstanding as of

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 10 - SHORT-TERM BANK CREDIT (continued)

            December 31, 2004 was fully paid during 2005. It bore an annual interest of 3 month Euribor plus 2.58% .See also note 23(f).

      (c) In 2002, a subsidiary entered into a Revolving Line of Credit (RLC). The RLC provides a borrowing base of (i) an amount up to 60% of Eligible Accounts receivable of the subsidiary and (ii) an amount up to $3.5 million under some conditions stipulated in the RLC. The RLC was extended to March 31, 2005.

            On April, 2005, the subsidiary entered into a Loan and Security agreement (the "Revolver") with a financial institution which replace the RLC. The Revolver provides a borrowing base up to $8 million limited by 85% of defined eligible accounts receivable plus 95% of required Certificates of Deposit less Letter of Credit obligations. The interest rate is one percent (1%) per annum in excess of the Prime Rate for loan balances in excess of the LIBOR Rate Loans. The interest rate for LIBOR loans is three hundred fifty
            (350) basis points in excess of the LIBOR Rate. As of December 31, 2005, the Revolver is collateralized by the restricted cash and by the Company guaranty. Interest accrues at the bank's prime rate plus 1% (8.25) percent on December 31, 2005.

            The Revolver is secured by the Company guaranty, by a first priority security interest in all existing and future property of the subsidiary and the subsidiary has undertaken to comply with financial covenants and non financial provisions.

            In June 2005, the subsidiary was notified by the financial institution that it is in default in three provisions of the Revolver. The subsidiary failed to maintain the tangible net worth, as defined in the loan agreement of $654, failed to maintain the minimum interest coverage ratio of 1.50 and that the subsidiary chief executive officer did not remain in office, due to his resignation. The financing institute continued to fund the Revolver under the agreement. In December 2005, an amended agreement was signed which adjusted the minimum tangible net worth covenant, the Interest Coverage covenant and the annual Capital Expenditure Limitation covenant. As of December 31, 2005, the Company met all of the financial covenants in the Amended Agreement except for the Interest Coverage covenant.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 10 - SHORT-TERM BANK CREDIT (continued)

            At December 31, 2005, $3.9 million was outstanding and $1.2 million was available under the revolving credit facility for additional borrowings. The borrowing agreement also provides for an additional commitment guarantee of up to a maximum of $3.5 million for letters of credit and requires a per annum fee equal to 3 percent. The Company hadletters of credit outstanding of approximately $2.5 million and $3.2 million at December 31, 2005 and 2004, respectively.

      (d) In November 2004, a subsidiary of the Company entered into a one year credit agreement with a bank. During 2005 the agreement was extended and it provides a borrowing facility of up to Euros 400 (at December 31, 2005 -$473), limited to 60% of certain pledged accounts receivable. The borrowing facility is also secured by the Company guaranty and is subject to certain covenants. At December 31, 2005. The outstanding balance was $0 and all the (euro)400($473 as of December 31, 2005) were available under the credit agreement.

      (e) The short term credit from discontinued operations as of December 31, 2005 represents mainly a promissory note was issued in connection with the purchase agreement of the operations of ITA (see note 8). The note was payable in 13 quarterly installments of $50 plus the accrued interest, the first installment was paid in December 2004. During 2006 the Company intends to pay the last four payments.

NOTE 11 - ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                  December 31,
                                                             -------------------
                                                               2005        2004
                                                             -------     -------
Relating from continuing operations:
Payroll and related liabilities                               $4,039      $3,515
Employees' claims and related severance (see note 1c)          8,234       8,622
Taxes to government institutions, including taxes payable      4,637       1,019
Related parties                                                  240         500
Deferred income taxes (see note 17 b)                              0         160
Accrued expenses and other                                     1,478       1,581
                                                             -------     -------
Total accrued expenses and other liabilities from
continuing operations                                        $18,628     $15,397
                                                             =======     =======
Accrued expenses and other liabilities from discontinued
operations (a)                                                  $(28)     $1,489
                                                             =======     =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 11 - ACCRUED EXPENSES AND OTHER LIABILITIES (continued)

      (a) As of December 31, 2005 $1,271 are due for VAT mainly as of the selling of the leasing equipment, see note 7(d).

NOTE 12 - LONG-TERM LIABILITIES

a. Composition:

                             Interest rate as of          December 31,
                                  December 31,      ----------------------
                                     2005             2005          2004
                             -------------------    -------       --------
From continuing operations:
In dollars:
  Banks (1), (2)                    5.78%           $   145       $ 4,236
  Others (1)                        6.40%               319
                                                    -------       -------
                                                        464         4,236
Less - current maturities                              (151)          (46)
                                                    -------       -------
                                                    $   313         $4190
                                                    =======       =======
From discontinued operations:                       $ 9,701       $ 5,254
Less - current maturities (3)                          (942)       (2,733)
                                                    -------       -------
                                                    $ 8,759       $ 2,521
                                                    =======       =======

      (1) The balance as of December 31,2005 represents loans that a subsidiary received to finance a purchase of operative equipment during the third quarter at 2005. The total liability as to December 31, 2005 from this purchase totals to $409 - $90 from banks and $319 from other financial institutions. The repayment of those loans is on basis of monthly payments for 36-60 months.

      (2) The balance of 2004 included a loan for the amount of $4,072. This loan was received as part of an arrangement with a bank, following which the money received and an additional amount were deposited with the bank. On July 2005 the deposit and the loan were sold to a related party (see note 6(a)).

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 12 - LONG-TERM LIABILITIES (continued)

      (3) (a) During 2002 two subsidiaries from the Entertainment segment signed a rent contract for 15 years. As of December 2005, the Company decided to discontinue the operations of the Entertainment segment (see note2 (u)). The Company aggregated and charged operations for the whole liability using discounted interest rate of 7.25%. The liability totaled to $9,701. The current maturities for this amount total at December 31, 2005 to $942. Although the amount was fully charged to operations, the Company is looking for alternative solutions regarding the contracts terms.

      (b) The balance as of December 31, 2004 represents a Promissory Note that was granted to the seller of part of the leased equipment. In December 2005, the equipment was sold to the lessee and as part of the selling, the buyer took over the Promissory Note. See also note 7(d).

      b. The total liabilities mature in the following years after the balance sheet date:

                                                      December 31, 2005
                                               ------------------------------
                                               Continuing        Discontinued
                                               operations         operations
                                               ----------        ------------
            2006                                 $  150             $  942
            2007                                    150                916
            2008                                    119                891
            2009                                     33                830
            2010                                     11                809
            2011                                                       787
            2012 and thereafter                                      4,526
                                                 ------             ------
                                                 $  463             $9,701
                                                 ======             ======

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

            Israeli law generally requires payment of severance pay upon dismissal of an

                            ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 13 - ACCRUED SEVERANCE PAY (continued)

            employee  or  upon   termination  of  employment  in  certain  other
            circumstances. The following principal plans relate to employee rights upon retirement, as applicable to Israeli subsidiaries.

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

            The net expenses (income) from accrued severance pay totaled to $124, $(25) and $12 for the years ended December 31, 2005, 2004 and 2003, respectively.

            The Company expects to contribute in 2006 $108 to the insurance companies in respect of its severance pay obligation.

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

      a.    Operating leases

            1) The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses from continuing operations for the years ended December 31, 2005, 2004 and 2003 were $849, $809 and $994, respectively. The lease expenses from discontinued operations for those years totaled to $984, $596 and $172, respectively.

            Future minimum lease payments from under long-term leases are as follows:

                                                      December 31, 2005
                                               ------------------------------
                                               Continuing        Discontinued
                                               operations         operations
                                               ----------        ------------
            2006                                  $708              $1,008
            2007                                   297               1,053
            2008                                    95               1,099
            2009                                    27               1,099
            2010                                    22               1,148
            2011 and thereafter                                     10,289
                                                ------             -------
                                                $1,149             $15,696
                                                ======             =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

            As to future lease  payments from  discontinued  operations see also note 12(a)(3).

            2)    As to income from leasing of equipment, see note 7d.


      b.    Operations in the U.S.:

            1) As a result of the September 11, 2001 terrorist attacks, a numerous of lawsuits have commenced against Huntleigh and ICTS. All of the cases were filed in the United States District Court, Southern District of New York. The cases are in their early stages. The Company reviewed its security services provided at Boston's Logan International Airport, from which one of the airplanes commandeered by the terrorists departed, subsequent to September 11, 2001 for evidence of non-compliance with the policies of the Federal Aviation Administration. Based on the contracts with the airlines, the Company may be indemnified by the airlines if the Company is found to have followed the procedures enumerated by the Federal Aviation Administration. However, if the Company is found to have violated these screening regulations, it could be liable for damages. Based on the Company's review, no evidence of non-compliance has been identified with respect to the services provided at Boston's Logan International Airport on September 11, 2001. The Company maintains an aviation insurance policy, which may provide limited coverage for liabilities that may be assessed against the Company as a result of the events of September 11, 2001. Management is unable to estimate the impact of the litigation or fines, as described above. Accordingly, no provision in respect of these matters has been made.

            2) As a provider of security services, the Company faces potential liability claims in the event of any successful terrorist attempt in circumstances associated with the
                  Company. After the September 11th terrorist attacks, the Company's insurance carriers canceled all war risk insurance policies the Company carried.

            3) In February 17, 2002, the Company was awarded a security services contract (the "TSA Contract") by the United Stated Transportation Security Administration ("TSA") to continue to provide security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport basis to the U.S. Federal Government or November 19, 2002. In accordance with the terms of the Contract, the U.S. Federal Government provided the Company with a non-interest bearing partial payment of $26 million to be paid back on a monthly basis of $1.3 million at the beginning of every month commencing April 1, 2002. On December 31, 2002, approximately $11.7 million of the $26 million had been paid back to the TSA (in 2005 and 2004 no additional payments have been paid back to the TSA). As of December 31, 2005 the amount due from the TSA in respect of services provided under the contract aggregates $17.3 million; this amount, net of $14.3 million-the balance of the prepayment, is presented among trade receivables.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

                  On June 21, 2002, the FAA issued a request for definitization, which was due on July 23, 2002. Huntleigh obtained an extension for submission of its proposal until September 1, 2002. Huntleigh submitted its documentation to the TSA which detailed all of the information which Huntleigh viewed as responsive to the TSA's request though it did not believe that this information had any bearing on the contract pricing. After receiving Huntleigh's submission, the Defense Contract Management Agency ("DCMA") requested a review of Huntleigh's costs. DCMA enlisted the services of the DCAA to perform this review, and Huntleigh cooperated with the DCCA in this process.

                  The DCAA produced a preliminary report (for the services which had been provided through July 31, 2002) which sought further support from Huntleigh on certain categories of expense, and Huntleigh provided the DCAA and the TSA with the requested information. Although this preliminary report was originally represented to us to be an audit, we have learned through discovery that the document was the product of agreed upon procedures that were designed to help the contracting officer negotiate a better price with Huntleigh. The DCAA report did not comply with GAAS or with GAGAS. In fact, the Contract under review by the DCAA was subject to AMS standards of the FAA, not the FAR regulations. None of the DCAA auditors had any prior experience with AMS standards. The DCAA auditors were also unaware that Huntleigh's Contract was a firm fixed price contract, not the cost plus contract that they were accustomed to review. Many of the issues raised by the DCAA in the preliminary report were resolved to their satisfaction in the second report which they produced in early 2003. Like the early report, this second report was designed as a negotiating tool for the contracting officer.

                  The TSA filed with the Office of Dispute Resolution for Acquisition ("ODRA") a contract dispute in connection with the contract entered into in February, 2002 by Huntleigh seeking reimbursement of an alleged overpayment of principal in the amount of $59.2 million. This claim follows the lawsuit which Huntleigh has already filed against the TSA for its repeated breaches of its contract with Huntleigh. Both claims are now pending before ODRA. Huntleigh has filed a motion to dismiss the action. The TSAs response to this motion is due on September 15, 2006 and Huntleigh's reply brief is due on September 29, 2006.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

                  Management and its legal counsel are unable to estimate at this stage the final outcome of the above mentioned dispute. Accordingly, no provision in respect of this matter has been made.

                  The Company had also filed a claim against the US Federal Government, for what it alleges to be a taking of its US aviation security business by the TSA in 2002. A hearing regarding a motion for summary judgment filed by the government has been scheduled for October 12, 2006 and a trial has bee scheduled for November 13, 2006.

                  (4) In September 2005, Avitecture, Inc, (f/k/a Audiovisual-Washington, Inc.) ("Avitecture"), filed a Demand for Arbitration and Mediation against ITA-Atlantic City, LLC ("ITA") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated March 20, 2003, ITA owes Avitecture $222 for audio, video and control systems it provided for ITA's use in tourist attraction in Atlantic City, New Jersey, but for which Avitecture claims it has not been paid. The case is currently pending in a New Jersey arbitration proceeding before an arbitrator assigned by the American Arbitration Association. In October 2005 ITA filed its answer, generally denying the allegations in the Demand and asserting numerous affirmative defenses. The Company recorded a provision on the full amount in its books. This action is currently in discovery.

                  (5) In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against Explore Atlantic City, LLC ("Explore") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated October 28, 2003, Explore owes Turner $948 for work and/or services performed pursuant to the contract, but for which Explore has not paid Turner. The case is currently pending in a New Jersey arbitration proceeding. An arbitrator has been assigned to the case so the parties can explore settling the matter. At this time, Explore has responded to the demand by denying any liability and has asserted defenses to the amount of the claim and to challenge Turner's right to make any demand for payment. A motion for summary judgment has been made by Turner and the action is currently in discovery. The Company recorded a provision on the full amount in its books.

                  (6) During 2005 a subsidiary filed a refund claim with the Internal Revenue Service ("IRS") in an amount in excess of $2 million. During August 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division is ongoing by a

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

                  grand jury regarding possible criminal tax violations by the subsidiary for the tax years 2002 and 2003 regarding certain royalty payment made to the Company. As a result of the investigation the Company believes that the refund had been put on hold.

                  (7) On August 30, 2006 the Company filed a complaint in the United States District Court for the Southern District of New York against the United Stated and Area Director - Technical Compliance, Internal Revenue Service to recover the refund in the amount of $2,470,365. In addition, the Company has filed an administrative claim against the IRS in order to recover the same refund as well as damages. The Company is currently waiting for a response from the defendants.

                  (8) Two of the Company's subsidiaries have been sued by their landlord (which is the same entity) alleging breach of the respective leases. One suit is in Circuit Court for Baltimore City affecting the Company's Explore Baltimore facility, and the other is in the Superior Court of New Jersey affecting the Company's Explore Atlantic City facility. Through legally defective service, the landlord was able to obtain orders for possession of both of these locations. A petition to open the Atlantic City action has been filed and one is being prepared for the Baltimore action. In addition to seeking possession, in both the cases the landlord is seeking unpaid rent for the entire term of the leases. In the Atlantic City case the amount sought is $5,970.197 and in the Baltimore case the amount is $4,443,513. While a resolution of both actions is being discussed, a standstill of the proceedings if being negotiated.

                  (9) On August 2006 the Company was informed that Rogozin Industries Ltd (in liquidation) filed a litigation regarding a payment of $340 it paid during 2001, which according to the litigation ICTS is guaranteeing.

                  (10) From time to time various claims against the Company, some of which are in litigation, have been alleged by former employees mainly for wrongful termination and labor related issues. Some of the claims are in their earlier stage and it is impossible to determine the amount of contingent liability involved, if any.

      c.    Restrictions on operations

            As part of the sale of its European operations to ICTS Europe, the Company was restricted from conducting in Europe (except for The Netherlands and the former Soviet Union republics, including Russia, Georgia and Kazakhstan) any of the activities in which ICTS Europe was engaged prior to such sale. This restriction was effective through February 2005. As of March 2005 the company re-entered into the aviation security business in Europe, which was followed by various alleged claims.

            The Company is in dispute with Fraport A.G. International Airport Services Worldwide in relation to alleged unlawful use of the letter combination "ICTS" by the Company. Fraport initiated proceedings

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

            before the district court of Amsterdam, which are still pending. The principal amount claimed is (euro)57.7 million ($68.1 million as of December 31, 2005). However, this claim is based on an alleged incorrect interpretation of the underlying contractual obligation. If the court follows the Company's interpretation, the maximum liability is (euro)700 ($827 as of December 31, 2005). The Company filed a counter claim of (euro)2.45 million ($3 million as of December 31, 2005), or under the condition the Fraport's interpretation is followed, (euro)73 million ($86.9 million as of December 31, 2005). Currently this action is stayed, pending settlement discussions between the parties.

            Pursuant to an agreement dated July 1, 1995 with ICTS Global Security (1995) Ltd. ("ICTS Global Security"), the Company may not provide non-aviation security services in Latin America, Turkey or the former Soviet Union republics, including Russia, Georgia and Kazakhstan.

      d. Following the sale of the European operations, ICTS has undertaken to indemnify ICTS Europe and its subsidiaries in respect of any liability or loss originated prior to December 31, 2001 and not known at that date. As of December 31, 2005, management has not received any notification for any such liability or loss.

      e. In December 28, 1995, the Company entered into an employment contract with Mr. Lior Zouker, its former Chief Executive Officer and a former member of its board of directors, pursuant to which the Company agreed to employ Mr. Zouker in those capacities for a 30 month term. The contract was extended for an additional three years on November 25, 1997 and again on December 12, 2000. Pursuant to such contract, Mr. Zouker was entitled to a bonus, which is calculated at 3% of the net income of ICTS and was provided in the accounts. On April 2004, Mr. Zouker resigned as the Chief Executive Officer of the Company.

      f. In December 16, 2003, the Company entered into an agreement with Mr. Boaz Harel the former chairman of the Supervisory Board of Directors, on which basis he received for his services to the Company a compensation of $245 on an annual basis. In July 2004 Mr. Boaz Harel resigned as the chairman of the Supervisory Board of
            Directors and the above agreement was replaced for monthly consultancy fees of $14. The consultancy agreement was terminated at September 2005.

      g. In 2002 the Company, and one of its subsidiaries, entered into a consultancy services agreement with a company, owned by a former

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

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

      h.    As to tax assessments, see note 17(g).

      i.    As to the guarantee given to Bilu Investment Ltd., see note 6(b).

      j.    As to guarantee to a German bank, see note 23(f).


NOTE 15 - FINANCIAL INCOME (EXPENSES) - NET


                                                  Year ended December 31,
                                               --------------------------
                                               2005       2004       2003
                                               ----       ----       ----
      From continuing operations:
        Interest expenses                    $(1,493)   $  (825)   $  (755)
        Interest income                          203        456      2,238
        Exchange differences - gain (loss)       382        (83)     2,635
                                             -------    -------    -------
                                             $  (908)   $  (452)     4,118
                                             =======    =======    =======
      Financial expenses from discontinued
        operations:
      Interest expenses                         (191)      (335)      (467)
      Interest income                                        14         10
      Exchange differences loss                  (40)        --     (2,877)
                                             -------    -------    -------
                                                (231)      (321)    (3,334)
                                             =======    =======    =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)


NOTE 16 - OTHER INCOME (EXPENSES)

                                                     Year ended December 31,
                                                    -------------------------
                                                    2005       2004      2003
                                                    ----       ----      ----

      Other income from continuing operations:
      Write off investment and guaranty
        deposits related to investment in
         Bilu , see note 6(b)                                $(2,742)
      Loss on sale of fixed assets                              (124)
      Write off of Investments in start-up
        companies                                                       $  (400)
      Capital gain from investments (a)           $   110
      Other                                            37        (41)        47
                                                  -------    -------    -------
                                                  $   147    $(2,907)   $  (353)
                                                  =======    =======    =======
      Loss from discontinued operations (b)       $(4,774)
                                                  =======

      a.    The Company has  written off several  investments  in the past - see note 6(f). During 2005 an amount of $110 was paid to ICTS from two of those companies in which ICTS invested and which were completely disassembled through 2005.

      b. The Company sold the property it used to lease - see note 7(d). The loss from that sale amounted to $4,774.

NOTE 17 - INCOME TAXES

      a. Each subsidiary of ICTS is subject to tax according to the tax rules applying with respect to its place of incorporation or residency. ICTS is incorporated under the laws of The Netherlands and is, therefore, subject to the tax laws of The Netherlands. Inter company payments are subject to withholding taxes at varying rates according to their nature and the payer's country of incorporation or residency.

                 ICTS INTERNATIONAL N.V.
              NOTES TO FINANCIAL STATEMENTS (continued)
                 (US $ in thousands)

NOTE 17 - INCOME TAXES (continued)

      b. Deferred taxes:

      1) Deferred tax assets have been computed in respect of the following:

                                                         December 31,
                                                    --------------------
                                                      2005        2004
                                                    --------    --------
      Carry forward losses                          $ 21,820    $ 10,949
      Fixed assets                                    (2,169)      6,372
      Provision for bad debts                            144         600
      Accruals and other reserves                       (297)       (640)
                                                    --------    --------
                                                      19,498      17,281
      Less - valuation allowance                      19,498      17,458
                                                    --------    --------
                                                         -,-    $   (177)
                                                    ========    ========

      2) Deferred taxes from continuing operations are presented in the balance sheets as follows:

                                                           December 31,
                                                        ----------------
                                                        2005        2004
                                                        ----        ----
      Among investments and long-term receivables                  $   3
      Among other current liabilities                               (160)
      Among long term liabilities                                    (20)
                                                         ---       -----
                                                         -,-       $(177)
                                                         ===       =====

      c. Income (loss) before taxes on income and share in associated companies is comprised of the following:

                                                     Year ended December 31,
                                               ---------------------------------
                                                 2005         2004       2003
                                               --------    --------    --------
      From continuing operations:
      ICTS and subsidiaries in The Netherlands $    413    $ (5,364)   $    991
      Subsidiaries outside The Netherlands       (8,872)     (5,028)      8,806
                                               --------    --------    --------
                                               $ (8,459)   $(10,392)   $  9,797
                                               --------    --------    --------
      From discontinued operations:
      Subsidiaries in The Netherlands            (4,690)     (1,498)     (8,811)
      Subsidiaries outside The Netherlands      (11,236)    (15,550)    (10,114)
                                               ========    ========    ========
                                                (15,926)    (17,048)    (18,925)
                                               ========    ========    ========
                                               $(24,385)   $(27,440)   $ (9,128)
                                               ========    ========    ========

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 17 - INCOME TAXES (continued)

      d.    Taxes   (expenses)   benefit  on  income   included  in  the  income
            statements:

                                                      Year ended December 31,
                                                   ----------------------------
                                                     2005      2004       2003
                                                   -------    ------    -------
 Current taxes from continuing operations:
    In The Netherlands                             $   (51)   $ (911)   $  (710)
    Outside The Netherlands                            680     2,050      1,847
   Current taxes from discontinued operations        1,655                  795
                                                   -------    ------    -------
                                                   $   629    $2,794    $ 1,932
                                                   =======    ======    =======
For previous years - from continuing operations:
    In The Netherlands                                  29       (51)
    Outside The Netherlands                         (3,485)      956
 For previous years from discontinued operations:
                                                     2,525
                                                   -------    ------    -------
                                                      (930)      905        -,-
                                                   =======    ======    =======
    Deferred from continued operations outside
   The Netherlands                                     440      (515)    (5,047)
                                                   =======    ======    =======
                                                   $  (138)   $3,184    $(3,115)
                                                   =======    ======    =======

      e.    The   Company's   effective   income  tax  rate   differs  from  The
            Netherlands' statutory rate of 31.5% with respect to the following:

                                                  Year ended December 31,
                                            ----------------------------------
                                               2005         2004         2003
                                            --------     --------     --------
Income (loss) before taxes and equity
  in results of associated companies:
From continued operations                   $ (8,459)    $(10,392)    $  9,797
From discontinued operations                 (15,926)     (17,048)     (18,925)
                                            --------     --------     --------
Total                                       $(24,385)    $(27,440)    $ (9,128)
                                            ========     ========     ========
Statutory tax rate                              31.5%        34.5%        34.5%
                                            ========     ========     ========
Expected tax benefit (expense) at
  statutory rate                            $  7,681     $  9,467     $  3,149
Reconciliation for earnings taxed
  at different rates                           1,034          514          (18)
Disallowable expenses                         (3,686)      (2,160)        (460)
Non-taxable (expense) income                  (2,120)        (109)        (275)
Changes in valuation allowance                (2,040)      (5,244)      (6,513)
Provision to return matters                                    --          812
Previous years                                  (671)         905           --
Other                                            (60)        (189)         190
                                            --------     --------     --------
Income taxes (expenses) benefit             $    138     $  3,184     $ (3,115)
                                            ========     ========     ========

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 17 - INCOME TAXES (continued)

      Income taxes (expenses) benefits are shown as follow:

                                                    Year ended December 31,
                                             ----------------------------------
                                               2005          2004         2003
                                             -------       -------      -------
From continuing operations                   $(2,387)      $ 1,529      $(3,910)
From discontinued operations                   2,525         1,655          795
                                             -------       -------      -------
Total                                        $   138       $ 3,184      $(3,115)
                                             =======       =======      =======

      f.    Carry forward tax losses

            As of December 31, 2005, the Company has carry forward tax losses in the Netherlands, in the amount of approximately $41 million. Utilization of such losses is limited in certain circumstances.

      g.    Tax assessment

            Under ongoing tax examination of the U.S subsidiaries of the Company, by the U.S tax authorities, through the years ended
            December 31, 2002 and 2003, the subsidiaries were required to provide information regarding their treatment of certain expenses. By letter dated August 15, 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division is ongoing by a grand jury regarding possible criminal tax violations by the subsidiary for the tax years 2002 and 2003 regarding certain royalty payment made to the Company.

            Based on the issues raised and the tax authorities' position, the Company has included a provision in its accounts in an amount which, based on an opinion of its tax advisers, the Company considers being adequate to cover costs arising from the tax examination if and when it will become a tax assessment.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 18- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

      a.    Fair market value of financial instruments

            Based on borrowing rates currently available to the Company for bank loans with similar terms and maturities, the fair market value of the Company's short-term and long-term debt from continuing operations approximates the carrying value.

            Furthermore, the carrying value of other financial instruments potentially subject to credit risk (principally consisting of cash and cash equivalents, time deposits and marketable securities, accounts receivable and accounts payable) also approximates fair market value.

            The Company has a liability of $9.7 million from discontinued operations (see note 12). This liability was recorded using a rate of discount 7.25% to show the liability at fair market value in accordance with FAS 144. The amount of the liability before the discount amounts to $15.7 million. All other short term debt from discontinued operations approximates their carrying value.

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

            2) At December 31, 2005, two major customers accounted for 34% of accounts receivable from continuing operations (at December 31, 2004, two major customers accounted for 32% of accounts receivable from continuing operations).

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 18- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

                  For the years ended December 31, 2005, 2004 and 2003, sales to major customers (constituting 10% or more of the Company's consolidated revenues from continuing operations), derived from aviation service contracts, amounted 25%, 14% and 43% of revenues, respectively, as set forth below:

                                              Year ended December 31,
                                        -----------------------------------
                                        2005            2004           2003
                                        ----            ----           ----
                                           (% of consolidated revenues)
                                        -----------------------------------
                  Customer A            15%              14%            17%
                  Customer B                                            13%
                  Customer C                                            13%
                  Customer D            10%

            3) The Company's financial instruments that are exposed to concentrations of credit risks, consist primarily of cash and cash equivalents, trade accounts receivable, short-term investments (see note 3), and long-term investments (see note
                  6). The Company places its cash and cash equivalents and time deposits with high quality credit institutions. The Company provides normal trade credit, in the ordinary course of business, to its customers. Based on past experience and the identity of its current customers, the Company believes that its net accounts receivable exposure is limited.

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

                              ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 19 - SEGMENT INFORMATION

      The Company adopted FAS 131, which establishes disclosure and reporting requirements in respect of segments. Until December 2005 the Company had 3 operating segments: Aviation, Leasing and Entertainment. In December 2005, the company decided to stop its activities on the Leasing and the Entertainment. As a result of that the Company has only one business segment - Aviation.

      a.    Geographical information

            Following is a summary of revenues and long-lived assets by geographical areas:

            1) Revenues - classified by country in which the services were rendered:

                                                 Year ended December 31,
                                             -----------------------------
                                               2005       2004       2003
                                             -------    -------    -------
      From continuing operations:
          USA                                $48,313    $48,156    $58,503
          The Netherlands                      6,319      6,397      7,039
          Other                                3,081      3,440      2,391
                                             -------    -------    -------
          Total                              $57,713    $57,993    $67,933
                                             =======    =======    =======
      From discontinued operations:

           USA                                 1,171      1,491        643
           The Netherlands                     2,814      3,294      2,995
                                             -------    -------    -------
                                             $ 3,985    $ 4,785    $ 3,638
                                             =======    =======    =======

                              ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 19 - SEGMENT INFORMATION (continued)

            2)    TheCompany's    long-lived    assets,   net   of   accumulated
                  depreciation, are located in the following geographical areas:

                                                              December 31,
                                                       -----------------------
                                                         2005            2004
                                                       -------         -------
      Long lives assets from continuing operations:
          The Netherlands                              $    56         $    43
          USA                                              879             630
          Other                                            318             342
                                                       -------         -------
                                                       $ 1,253         $ 1,015
                                                       =======         =======
      From discontinued operations:
      The Netherlands:                                                  16,087
      USA                                                                   28
                                                       -------         -------
                                                           -,-         $16,115
                                                       =======         =======

      b.    As to the Company's major customers, see note 18(b) (2).

NOTE 20 - RELATED PARTIES - TRANSACTIONS AND BALANCES

      a.    Revenues from, and expenses to, related parties:

                                                       Year ended December 31,
                                                    ----------------------------
                                                      2005      2004      2003
                                                    -------   -------    -------
Cost of revenues                                    $    89   $    98
                                                    =======   =======
Selling, general and administrative expense         $   524   $ 2,546    $ 1,618
                                                    =======   =======    =======
   Includes compensation payments and services provided to the Company by related parties

Financial income (expenses)                         $  (320)             $   517
                                                    =======              =======
Other expenses, see (e) and (i) below               $ 4,775   $ 1,400
                                                    =======   =======
Share in Losses of associated companies:
From continuing operations                          $   486   $ 1,625    $ 6,661
From discontinued operations                             36        81
                                                    -------   -------    -------
Selling, general and administrative expenses        $   522   $ 1,706    $ 6,661
                                                    =======   =======    =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 20 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued)

b. Balances with related parties:

                                                                  December 31,
                                                                --------------
                                                                2005      2004
                                                                ----      ----
      Other current assets, see (j) below                       $200
                                                                ====
      Accrued expenses and other liabilities                    $253      $500
                                                                ====      ====
      Liabilities from discontinued operations, see note 2(u)   $200      $600
                                                                ====      ====

      c. On July 24, 2001 Noaz Management Company assigned to ICTS an investment of $400 (out of its total investment of $1 million) in ArtLink Inc., representing 4.1% of the class A preferred shares. A major shareholder of ICTS is a major shareholder in Noaz Management Company. This investment was written off in 2003.

      d. As to the Company acquisition from a related party in December 2003 of the entertainment business of ITA, and the related impairment losses of the tangible and intangible assets in 2003 and 2004 amounted to $20,888, see note7(e) and note 8. At December 2005 the company decided to discontinue the operations of the Entertainment business - see note 2(u).

      e. As to guarantees issued to Bilu on behalf of related parties ('Leedan' and 'Rogosin') in the amount of $1,400, and not exercising them in 2004, see note 6(b).

      f. As to an execution in 2004 of a guaranty granted by the Company to related party ('IMA'), in the amount of $1,137, see notes 5(a)(4) and 10(b).

      g. As to write down in 2004 of the Company investment in Pioneer (a company held by principal shareholders) in the amount of $1,794 see note 5(a)(5).

      h. As to not exercising, in 2004, a guaranty granted to the Company by related party ('Leedan') in the amount of $1,438, in connection with the Company investment in Pioneer, see notes (5).

      i. As to the selling of the lease equipment in the amount of $5 million in cash plus an amount equal to the related loan balance on the exercise

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 20 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued)

      j. date ($2.1 million as for the exercise date) , and a loss of $4,775 see notes 7(d) and note 2(u).

      k. As to the selling of the "China Dragon" deposit at amount of 1.2 million and a loss of $316, see note 6(a).

      l. The accrued expenses for the years 2005 and 2004 to related parties are mainly liabilities regarding agreements with resigned employee, see also note 14 (g).

NOTE 21 - LOSSES PER SHARE

      The following table presents the data used for computation of basic and diluted losses per share:

                                                Year ended December 31,
                                        ---------------------------------------
                                           2005            2004         2003
                                        ----------     ----------    ----------
Basic:
  Net loss from continuing operations   $  (11,332)    $  (10,488)   $     (774)
                                        ==========     ==========    ==========
  Net loss from discontinued operations $  (13,548)    $  (15,474)   $  (18,130)
                                        ==========     ==========    ==========
  Weighted average shares of common
    stock outstanding                    6,528,100      6,524,250     6,513,100
                                        ==========     ==========    ==========
Diluted:
  Net loss from continuing operations   $  (11,332)    $  (10,488)   $     (774)
                                        ==========     ==========    ==========
  Net loss from discontinued operations $  (13,548)    $  (15,474)   $  (18,130)
                                        ==========     ==========    ==========
  Weighted average shares of common
    stock outstanding                    6,528,100      6,524,250     6,513,100
                                        ==========     ==========    ==========

NOTE 22 - STOCK OPTIONS

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

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 22 - STOCK OPTIONS (continued)

      Pursuant to the above plans, the Company reserved for the issuance a total of 2,100,000 common shares, out of which as of December 31, 2005 1,017,500 options are still available for future grant.

      As of December 31, 2005, 1,082,500 options are outstanding, all of which have been granted to directors and executive officers of the Company, at exercise prices ranging from $1.35 to $5.30 per share. These options vest over various terms, ranging from immediately to three years. Outstanding options expire at various times, but not later than November 2009.

      The options granted under the Company's plans are exercisable for the purchase of shares as follows:

                                                         December 31,
                                                     ---------------------
                                                        2005       2004
                                                     ---------   ---------
      At balance sheet date                            615,833     400,500
      During the first year thereafter                 233,333     246,333
      During the second year thereafter                233,334     233,333
      During the third year thereafter                             233,334
                                                     ---------   ---------
                                                     1,082,500   1,113,500
                                                     =========   =========

      A summary of the status of the plans as of December 31, 2005, 2004 and 2003 and changes during the year ended on those dates is presented below:


                                                                    Year ended December 31,
                                      ------------------------------------------------------------------------------------
                                                 2005                         2004                        2003
                                      --------------------------   -------------------------    --------------------------
                                                       Weighted                     Weighted                      Weighted
                                        Number of       average      Number of       average      Number of       average
                                         options        exercise      options       exercise        options       exercise
                                      (in thousands)     price     (in thousands)     price     (in thousands)     price
                                      --------------   ---------   --------------   --------    --------------    --------
                                                           $                            $                            $
                                                         ----                         ----                         ----
  Options outstanding
      at the beginning of year             1,113          1.68            253          6.99             278         6.85
  Changes during the year:
      Granted                                                           1,020          1.35
         Exercised or bought
           By the Company                                                 (15)         5.30
         Forfeited and cancelled             (31)         5.17           (145)         8.50             (25)        5.32
                                           -----          ----          -----          ----             ---         ----
  Options outstanding at the
      end of year                          1,082          1.58          1,113          1.68             253         6.99
                                           =====          ====          =====          ====             ===         ====
  Options exercisable at the
      end of year                            616          1.75            400          2.40             224         7.12
                                           =====          ====          =====          ====             ===         ====

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 22 - STOCK OPTIONS (continued)

The options outstanding as of December 31, 2005 have been separated into ranges of exercise price as follows:

                                                        Options       Weighted
               Options        Weighted                Exercisable     average
             outstanding       Average     Weighted      as of        exercise
                as of         remaining    average    December 31,    price of
Exercise  December 31, 2005  contractual   exercise       2005       exercisable
 price     (in thousands)       life        Price    (in thousands)   options
--------  -----------------  -----------   --------  --------------  -----------
   $                           Years          $                          $
 ----                          -----         ----                      ----

 1.35          1,020             4           1.35          553         1.35
  5.3             62             1            5.3           63          5.3
               -----                         ----          ---         ----
               1,082                         1.58          616         1.75
               =====                         ====          ===         ====

NOTE 23 - SUBSEQUENT EVENTS

      a) On December 28, 2005 the Company sold its Leasing equipment to the lessee company. On January 4, 2006 the company signed a loan agreement with the owner of the lease company (a related party), in which he received a loan of (euro)1 million ($1.2 million as of December 31, 2005) from ICTS for 6 months, bearing an interest of 5.45%. The entire loan was repaid by May 17, 2006.

      b) In April 2006 the supervisory board authorized the management to sell its investment in Inksure. The market value of the investment as of August 31, 2006 is $9 million.

      c) As explained in note 10(d) one of the subsidiaries had on December 31, 2005 a credit agreement up to (euro)400 ($473 as of December 31,
            2005). As of May 2006 the agreement was updated to (euro)650 ($829 as of August 31, 2006). As of August 2006 there is no outstanding balance.

      d) On March 2006 the DOL in the USA alleged that Huntleigh underpaid airport screeners while performing under the contract with the TSA. As of December 2005 a liability regarding the audit of approximately $7.3 million is included in the consolidated financial statements - see note 1(c).

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 23 - SUBSEQUENT EVENTS (continued)

      e) In January 2006 the company was offered to sell its shares in YCD, an investment that was written of in the past. The company received approximately $224, for 211,228 shares of YCD. See note 3.

      f) In March, 2006 the Company was informed that the German bank, to which the Company completed its payments during 2005 under the agreement described in note 10(b), intends to demand from ICTS an amount of (euro)866 in case that the bank is ordered to compensate IMA in the same amount. The date for the hearing will be in September 2006. As the Company is still checking the implications of the announcement, no allowance was made referring to this subject.

      g) As of August 30, 2006 the Company received a loan of $2,050,000 million from a related party as bridging finance.

      h) In May 2006 the Company decided to stop payments for the lease of the entertainment sites, which are part of the discontinued operations (see note 12). The landlord filed a litigation against the company - see note 14(b)(8).

      i) By letter dated August 15, 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division is ongoing by a grand jury regarding possible criminal tax violations by the subsidiary for the tax years 2002 and 2003 regarding certain royalty payment made to the Company.

      j) On August 2006 the Company was informed that Rogozin Industries Ltd (in liquidation) filed a litigation regarding a payment of $340 it paid during 2001, which according to the litigation, ICTS is guaranteeing.