Form 20-F
period 2006-12-31
ICTS INTERNATIONAL N V
filed 2007-07-17
CIK 1010134

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

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

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

                  Common Shares, par value 0.45 Euro per share
                  --------------------------------------------
                                 Title of Class

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act:

                                      None

                                 Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2006: 6,672,980

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

Exhibit 12.1      Certification

Exhibit 13.1      Certification

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

                                 Not Applicable

Item 2. Offer Statistics and Expected Timetable

                                 Not Applicable

Item 3. Key information.

      Operations

      ICTS International, N.V., including its subsidiaries (collectively referred to herein as "ICTS" or "the Company"), is a provider of aviation security and other aviation related services through service contracts with airline companies and airport authorities. In 2002 one of the company's subsidiaries, Huntleigh USA Corporation ("Huntleigh") derived a substantial portion of its revenues from providing aviation security services to the United States Transportation Security Administration ("TSA"). Commencing November 2002 the Company ceased providing such services to the TSA but continues to provide such services to aviation companies and others outside the U.S.

      Discontinued Operations

      In December 2005, the Company's management decided to cease two of its segments operations and to focus on the main core business of the company the aviation security activities and aviation related services.

      Following the decision, the company ceased its operations in the Leasing and Entertainment segments. The leased equipment was sold to the lessee and the entertainments sites were closed as of December 31, 2005.

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

                                                             (U.S. Dollars in thousands)
-----------------------------------------------------------------------------------------------------------------
Continuing Operations               2006              2005              2004             2003             2002
---------------------             --------          --------          --------         --------         --------
Cash and cash equivalents         $  1,743          $  5,927          $  3,224         $  7,404         $ 32,378
Current Assets                      17,444            24,962            23,529           30,002           72,606
Total Assets                        26,201            31,676            37,507           55,914           97,763
Current Liabilities                 29,249            25,435            20,395           24,747           55,920
Shareholders Equity
    (Deficiency)                   (19,002)           (5,148)           21,506           46,961           61,378

Discontinued Operations
-----------------------
Total Assets                      $    130          $    537          $ 17,455         $ 28,586         $ 27,681
Total Liabilities                   13,441            11,424             8,786            8,601            7,817
-----------------------------------------------------------------------------------------------------------------

Selected Financial Data Statement of Operations

      The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2006, 2005, 2004, 2003 and 2002:

                                                                        (U.S. Dollars in thousands except per share data)
                                                                                      Year ended December 31,
                                                             ----------------------------------------------------------------------
                                                                    2006           2005           2004         2003*          2002*
                                                             -----------    -----------    -----------   -----------    -----------
REVENUES                                                         $60,791        $57,713        $57,993       $67,933       $278,561
COST OF REVENUES                                                  55,284         53,721         52,825        52,557        212,439
                                                             -----------    -----------    -----------   -----------    -----------
GROSS PROFIT                                                       5,507          3,992          5,168        15,376         66,122

SELLING, GENERAL AND ADMINISTRATIVE
     EXPENSES                                                     14,878         11,690         12,201         9,344         34,791
                                                             -----------    -----------    -----------   -----------    -----------
OPERATING INCOME (LOSS)                                           (9,371)        (7,698)        (7,033)        6,032         31,331
FINANCIAL INCOME (EXPENSES) - net                                   (714)          (908)          (452)        4,118          3,046
OTHER INCOME (EXPENSES) - net                                      1,241            147         (2,907)         (353)        41,229
                                                             -----------    -----------    -----------   -----------    -----------
INCOME (LOSS) BEFORE TAXES                                        (8,844)        (8,459)       (10,392)        9,797         75,606
INCOME TAXES BENEFIT (EXPENSE)                                      (846)        (2,387)         1,529        (3,910)       (16,442)
SHARE IN LOSSES OF ASSOCIATED COMPANIES - net                       (132)          (486)        (1,625)       (6,661)        (1,807)
                                                             -----------    -----------    -----------   -----------    -----------
PROFIT (LOSS) FROM CONTINUING OPERATIONS                          (9,822)       (11,332)       (10,488)         (774)        57,357
DISCONTINUED OPERATIONS:
Loss from discontinued operations, net of tax expenses
     (Benefit) of $2,476, $(2,525), $(1,655) and $(795) in
     2006, 2005, 2004 and 2003, respectively Includes
     loss of $4,774 on sale of assets to a related party
     on 2005, and after share in loss of associated
     company of $36 and $81 in 2005 and 2004, respectively

                                                                  (4,248)       (13,548)       (15,474)      (18,130)          (542)
                                                             -----------    -----------    -----------   -----------    -----------
INCOME (LOSS) FOR THE YEAR                                       (14,070)       (24,880)       (25,962)      (18,904)        56,815
                                                             -----------    -----------    -----------   -----------    -----------
OTHER COMPREHENSIVE INCOME:
     Translation adjustments                                        (399)        (1,560)         1,043         3,456            710
     Unrealized gains (losses) on marketable securities              104           (214)          (616)          794            731
     Reclassification adjustment for losses for available
        for sale securities included in net income                                                               237           (771)
                                                             -----------    -----------    -----------   -----------    -----------
                                                                    (295)        (1,774)           427         4,487            670
                                                             -----------    -----------    -----------   -----------    -----------
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR                  $(14,365)      $(26,654)      $(25,535)     $(14,417)       $57,485
                                                             ===========    ===========    ===========   ===========    ===========

LOSSES PER SHARE:

Profit (Loss) from continued operations:
Profit (Loss) per common share - basic                            $(1.51)        $(1.74)        $(1.61)       $(0.12)         $8.93
                                                             ===========    ===========    ===========   ===========    ===========
Profit (Loss) per common share - diluted                          $(1.51)        $(1.74)        $(1.61)       $(0.12)         $8.88
                                                             ===========    ===========    ===========   ===========    ===========
Loss from discontinued operations:
Loss per common share - basic                                     $(0.65)        $(2.07)        $(2.37)       $(2.78)        $(0.08)
                                                             ===========    ===========    ===========   ===========    ===========
Loss per common share - diluted                                   $(0.65)        $(2.07)        $(2.37)       $(2.78)        $(0.08)
                                                             ===========    ===========    ===========   ===========    ===========
NET INCOME (LOSS):
Profit (Loss) per common share - basic                            $(2.16)        $(3.81)        $(3.98)       $(2.90)       $ 8 .85
                                                             ===========    ===========    ===========   ===========    ===========
Profit (Loss) per common share - diluted                          $(2.16)        $(3.81)        $(3.98)       $(2.90)         $8.80
                                                             ===========    ===========    ===========   ===========    ===========
Weighted average shares of common stock outstanding            6,528,100      6,528,100      6,524,250     6,513,100      6,419,575
Adjusted diluted weighted average shares of Common
stock outstanding                                              6,528,100      6,528,100      6,524,250     6,513,100      6,453,447
                                                             ===========    ===========    ===========   ===========    ===========

* some numbers of 2002 - 2003 were reclassified to conform with 2004-2006 presentations

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

      In connection with payments made by the TSA to Huntleigh USA, a wholly owned subsidiary of the Company, for aviation security services provided in 2002, the Defense Contract Management Agency has indicated that it believes that Huntleigh should not have been paid on a fixed price basis as believed by Huntleigh, but on an actual costs plus basis what the TSA would consider a reasonable profit. On that later basis Huntleigh may be required to repay to the TSA the difference between such amount and the actual amounts paid to it. Huntleigh however has various claims for additional amounts it considers are due to it for the services provided to the TSA.

      If the TSA will claim such difference from Huntleigh and will prevail in all of its contentions, and none of Huntleigh's claims will be recognized, then the Company may suffer a loss in an amount of as much as $59 Million. The Company is engaged in litigation with the FAA/TSA. No provisions have been made by the Company with respect to the above potential claims.

      Claim for Loss of Business

      The Security Act provides that all aviation security services in the U.S. will be handled by the federal government through the TSA. As a result of the passage of the Security Act the TSA took over aviation security in the U.S. For the year ended December 31, 2002, the TSA accounted for 73% of all our consolidated revenues at that year. For the years ended December 31, 2006, 2005, 2004 and 2003 the TSA accounted for -0-% of our revenues. Our failure to be able to meet the TSA's requirements or to secure contracts from the TSA has had a material adverse effect on our business.

      As a foreign corporation, the Company is not eligible to bid for security service contracts with the TSA.

      Huntleigh's main business was providing airport security services to airlines and airports but as a result of the creation of the TSA and the requirement that the TSA take over airport security, Huntleigh has lost its principal business. Huntleigh has commenced legal action against the U.S. Government for the "Taking" of its business and to protect its rights under the Fifth Amendment of the U.S. Constitution. Huntleigh seeks to recover the going concern value of the lost business. The suit was brought in the U.S. Court of Claim. The Court has decided against the Company. The Company is appealing the decision. There can be no assurance as to the ultimate outcome of such claim and whether or not Huntleigh will be successful in prosecuting the same.

      We face significant potential liability claims.

      As a result of the September 11, 2001 terrorists attacks numerous lawsuits have been commenced against us and our U.S. subsidiary. The cases arise out of airport security services provided for United Flight 175 out of Logan Airport in Boston, Massachusetts which crashed into the World Trade Center. In addition, to the present claims additional claims may be asserted. The outcome of these or additional cases is uncertain. If there is an adverse outcome with respect to any of these claims which is not covered by insurance, then there may be a significant material adverse impact on us.

      We have incurred major losses in recent years.

      We incurred net losses of approximately $14.1, $24.9, $26.0 and $18.9 million in 2006, 2005, 2004 and 2003 respectively. We cannot assure you that we can achieve profitability. The losses were accompanied by net cash used in operating activities of $7.6, $5.2, $1.2 and $19.3 million in 2006, 2005, 2004 and 2003 respectively, and at December 31, 2006 the Company had a working capital deficiency of $16.1 million. If we do not achieve new service contracts and profitability, the viability of our company will be in question and our share price will likely decline.

      Our auditors have expressed an opinion that there is substantial doubt about our ability to continue as a going concern.

      In its report, our auditors have expressed an opinion that there is substantial doubt about our ability to continue as a going concern. As discussed in the accompanying audited financial statements at the year ended December 31, 2006, the Company had revenue of $60.8 million and a total loss of $14.1 million.

      We are reliant on loans made by our principal stockholder.

      Our financing activities have consisted primarily of loans from our principal stockholder. We do not have any other capital commitments or identified sources of additional capital from third parties. There is no assurance that our principal stockholder will continue making loans to us and even if loans are made, there is no assurance that the terms will be favorable to the Company.

      Internal Revenue Service Investigation.

      In December 2005 the Company's subsidiary ICTS USA, Inc. filed a refund claim with the Internal Revenue Service ("IRS") in an amount in excess of $2.4 million. The refund has not yet been received by the Company. The Company made a demand to the IRS for the refund. Thereafter, by letter dated August 15, 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division is ongoing by a grand jury regarding possible criminal tax violations by the subsidiary for the tax years 2002 and 2003 regarding certain royalty payment made to the Company. As a result of the investigation the Company believes that the refund had been put on hold. Although it is not possible at this time to determine the outcome of this matter, should the result of the IRS investigation prove unsatisfactory to the Company, it will have a material adverse effect on the Company.

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

      Our contracts with airports or airlines may be canceled or not being renewed.

      Our revenues are primarily provided from services pursuant to contracts, which are cancelable on short notice at any time, with or without cause. We cannot assure you that an existing client will decide not to terminate us or fail to renew a contract. Any such termination or failure to renew a contract with us could have a material adverse effect on our results of operations or financial condition. There are two major contracts that will expire on 2008 and the Company is in progress of negotiations and participation on bids to renew the contracts. If the bid results and or the negotiations will not be in the Company's favor it will have a material affect on the Company's financial results.

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

      As part of our new business strategy we intend to develop technological solutions and systems for the aviation security industry, develop or acquire security activities other than aviation security, invest in security related businesses, and seek other revenue producing businesses and business opportunities.

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

      Dutch annual statutory accounts were not approved yet.

      The Company's Dutch annual accounts for the Chamber of Commerce, for the years 2006 and 2005, were not approved yet by the shareholders and were not filed to the Chamber of Commerce. The Company might be demanded to pay fines and penalties for filing late.

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

      As of December 31, 2006 certain shareholders, officers and directors own approximately 67% of our shares (includes options that are in the money and immediately exercisable); their interests could conflict with yours; significant sales of shares held by them could have a negative effect on our stock price.

      Mr. Menachem Atzmon, a director and chairman of the board of the Company, as a representative of the Atzmon Family Trust owns or controls 53% of our issued and outstanding common stock. As a result of such ownership, and or control, the Atzmon Family Trust is able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. In addition, sales of significant amounts of shares controlled by the Atzmon Family Trust or the prospect of these sales, could adversely affect the market price of our common stock.

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

      In this regard, the general meeting of shareholders has authorized our Supervisory Board to issue any authorized and unissued shares at any time up to five years from December 6, 2006 the date of such authorization and has authorized the Supervisory Board to exclude or limit shareholder preemptive rights with respect to any issuance of common shares prior to such date. Such authorizations may be renewed by the general meeting of shareholders from time to time, for up to five years at a time. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of directors of a surviving company may resolve to legally merge the company). Shareholders do not have preemptive rights with respect to shares which are issued against payment other than in cash.

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

      A significant number of our activities are located outside the United States. In addition, members of the Management and Supervisory Boards and certain experts named herein are residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against such persons judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws.

      There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in The Netherlands. In order to enforce any United

States judgment obtained against us, proceedings must be initiated before a court of competent jurisdiction in The Netherlands. A court in The Netherlands will, under current practice, normally issue a judgment incorporating the judgment rendered by the United States court if it finds that (i) the United States court had jurisdiction over the original proceeding, (ii) the judgment was obtained in compliance with principles of due process, (iii) the judgment is final and conclusive and (iv) the judgment does not contravene the public policy or public order of The Netherlands. We cannot assure you that United States investors will be able to enforce any judgments in civil and commercial matters, including judgments under the federal securities laws against us or members of the Management or Supervisory Board [or certain experts named herein] who are residents of The Netherlands or countries other than the United States. In addition, a court in The Netherlands might not impose civil liability on us or on the members of the Management or Supervisory Boards in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands.

Item 4. Information on the Company

      History and Development of the Company.

      Unless the context indicates otherwise, all references herein to the "Company" include ICTS International N.V. ("ICTS" or the "Company"), and its consolidated subsidiaries.

      Aviation Security Business.

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

      In 2001 and 2002 ICTS sold substantially all of its European operations in two stages, for an aggregate purchase price of $103 million. As a result of the sale, ICTS fully divested itself at that time from its European operations, except for its operations in The Netherlands and Russia.

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

      During 2005 and 2006 the company re-entered into aviation security business in Europe by signing contracts with U.S. carriers. Following these contracts I-SEC established new subsidiaries throughout Europe, in France, England, Spain, Hungary, Germany and other countries.

      In the wake of the events which occurred on September 11, 2001, the federal government of the United States, in November, 2001, enacted the Aviation and Transportation Security Act (the "Security Act") Public Law 107-71. Under the Security Act, entities may provide aviation security services in the United States only if they are owned and controlled at least 75% by U.S. citizens. As a company organized under the laws of The Netherlands ICTS is unable to comply with the ownership requirements under the Security Act. The Security Act is administered through the Transportation Security Administration (the "TSA").

      In the fourth quarter of 2002, pursuant to the Security Act the Federal government through the TSA took over substantially all of the aviation security operations in U.S. airports. As a result, ICTS through its wholly owned subsidiary, Huntleigh, provides limited aviation services in the United States.

      Leasing Business

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

      Entertainment Business

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

      In 2005 the company decided to cease its operations in the entertainment segment. In early 2006, the Company closed its motion-based entertainment theater in Baltimore, MD and its multi-experience motion-based entertainment theater in Atlantic City, NJ. The Company is also a partner (42.5%) in a movie-based entertainment facility in Niagara Falls, NY. No discussion has been made as to whether the Niagara Falls location should be closed as well.

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

      ICTS through I-SEC International Security B.V., supplies aviation security services at airports in Europe. Through I-SEC Homeland Security B.V., provides mass transit security services; through Huntleigh, supplies aviation services and limited security services in the USA.

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

      Aviation Security Operations in Europe and Asia -Pacific Region.

      ICTS, through I-SEC International Security B.V, supplies aviation security at airports in Europe. Huntleigh supplies limited aviation security services in the USA. In 2002 ICTS increased its stake in its Dutch affiliate, ProCheck International to 100%. ICTS also formed a partnership with ICTS Europe through which it further expanded its aviation security operations in The Netherlands. ICTS Europe was sold by ICTS in 2002 to an unaffiliated third party. The Company has entered the aviation security business in Europe since its restrictive covenant expired, which was part of the terms of the sale of ICTS Europe. The Company, though its subsidiary, I-SEC International Security B.V., has been awarded contracts in Europe and in the Asia-Pacific region, by various carriers, in various airports. In 2005, ProCheck

International shares were transferred to I-SEC International Security, B.V. ICTS kept its share of the partnership with ICTS Europe in ICTS-NAS "v.o.f." - a partnership whose volume of operations has significantly increased in the last years.

      ICTS NAS has contract serving one customer which expires in February 2008 and it will go into a bid. The Company filed the forms for participation in that bid under I-SEC group and the joint venture will cease its existence from that day. The Company is still waiting for the results of the bid.

      U.S. Operations.

      ICTS continues to provide limited security services and non-security aviation services in the U.S.

      Services

      Services Offered in Europe. Prior to the sale of its European operations, ICTS primarily provided aviation security services, operated airport checkpoints, verified travel documents, provided baggage reconciliation services, operated electronic equipment, such as x-ray screening devices, and operated manual devices. Following the sale, ICTS primarily provides advanced passenger-screening services in The Netherlands and Russia. With its reentry into the aviation security market, I-SEC International Security B.V. is offering the same types of services as those listed above to interested clients, as well as additional, new services. The Company has completed the initial phase of its reentry and penetration into the international aviation security market. This phase, executed in parallel to the expansion of I-SEC's existing operations in the Netherlands and in Russia, includes the establishment of new subsidiaries and the provision of services at international airports in London, UK (Gatwick); Paris, France (Charles de Gaulle); Frankfurt and Cologne, Germany; Barcelona, Spain; Budapest, Hungary; and Edinburgh, Scotland. I-SEC is supplying a range of aviation security services and implementing state-of-the-art technologies at these locations within the framework of long-term contracts signed with various airlines. Following this recent expansion, I-SEC is providing services at a total of 11 locations in Europe. Additionally, I-SEC is providing aviation security consulting services at airports in the Asia Pacific region.

      The Company has done an evaluation in Rotterdam, The Netherlands, with respect to railroad security. The Company plans to utilize its expertise and security technology for the railroad industry.

      Services Offered in the United States. Prior to the enactment of the Security Act, Huntleigh was one of the leading providers of security and non-security aviation services in the United States. Immediately following the enactment of the Security Act, but prior to the TSA taking over aviation security services in the United States, in November 2002, Huntleigh experienced a substantial increase in its aviation security services.

      Huntleigh currently provides limited aviation security services and other separate services at approximately 32 airports in 25 states which were not affected by the enactment of the Security Act.

      The limited security services provided by Huntleigh involves the following:

            o Charter Flights Screening for Airlines - which includes security check of passenger's body and carry-on.

            o Ticket Checks - checks the boarding authorization of passengers and compare them to passenger ID before allowing the passenger to pass through the checkpoint.

            o Cargo Security Screening - for some international and domestic carriers.

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

      Huntleigh provides cleaning services for aircraft cabins.

      Maintenance.

      Huntleigh provides workers to maintain equipment in one airport.

      Aircraft Search.

      Search of entire aircraft to detect dangerous objects.

      Ramp Services.

      Ramp services include:

            o directing aircraft into the arrival gate and from the departure gate

            o     cleaning the aircraft

            o     conducting cabin searches

            o     stocking supplies

            o     de-icing the aircraft and

            o moving luggage from one airplane to the baggage room and vice versa.

      Shuttle Service. Huntleigh shuttles airline crews from their hotels to the aircraft and vice versa in one airport.

      Skycap Services Provider. A skycap assists passengers with their luggage. Located at the curbside of the check-in at airports, a skycap checks in passengers' luggage and meets security requirements established by the TSA to screen passengers. A skycap also assists arriving passengers with transporting luggage from the baggage carousel to ground transportation or other designated areas.

      A skycap also may transport checked baggage from the curbside check-in to the airline counter. Concierge Service involves a skycap monitoring the baggage carousel to ensure that passengers do not remove luggage not belonging to them. In some airports, a skycap at the baggage claim area checks to see if the passengers' luggage tags match those on the specific luggage to ensure that a passenger is only removing his or her own luggage from the claim area.

      Wheelchair attendants. Wheelchair attendants transport passengers through the airport in airline and/or Company owned wheelchairs and may also operate electric carts for transporting passengers through the airport. Working closely with the attendants are dispatch agents who monitor requests and assignments for wheelchairs and dispatch the attendants as needed.

      Aviation Security Services

      ICTS, through its subsidiary I-SEC International Security, B.V., provides pre-departure screening services at airports in the Netherlands and Russia, as well as at London Gatwick International Airport, UK and at Charles de Gaulle International Airport, Paris France. It also provides aviation security consulting services in the Asia-Pacific region and Europe, and has signed new contracts with carriers to supply aviation security services at additional locations through Europe starting in 2005. Prior to the enactment of the Security Act, Huntleigh provided such services in the U.S. Such services are designed to prevent or deter the carriage of any explosive, incendiary device, weapon or other dangerous objects into the sterile area of an airport concourse and aboard the aircraft. In 2002 Huntleigh provided such services in the United States exclusively to the TSA.

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

      Automated TravelDoc

      Automated TravelDoc is a technologically upgraded version of TravelDoc offered either as software only, or as a complete software and hardware package. It verifies that the passengers' travel documents fully comply with the requirements of countries of destination and transit prior to embarkation, and also facilitates the detection of forged travel documents. Automated TravelDoc enhances the level of security, assists in combating illegal immigration and reduces or mitigates associated civil penalties for airlines.

      APIS+

      APIS+ is a technologically upgraded version of APIS. It facilitates compliance with all current requirements of Advance Passenger information programs implemented by various countries worldwide (USA, Australia, Mexico and more), including the new mandatory Arrival-Departure Record data (Address in the
USA). The required data is extracted from passports and handwritten US address is extracted from the relevant form - through use of advanced proprietary performance-enhancing algorithms. The data is then prepared for transmission to the relevant authorities in the specified format. ICTS's subsidiary, ICTS Technologies USA, Inc. has been authorized to submit. APIS data in UN/EDIFACT format to the USA's Bureau of Customs and Border Protection (CBP). APIS+ is offered as software only, or a complete software and hardware package.

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

      Bank Client Security and regulatory Compliance Solution

      ICTS, through its subsidiary I-SEC Technologies B.V., offers a unique front-end solution meeting the banking industry's security and regulatory compliance requirements, including Section 326 of the USA Patriot Act, while also ensuring that bank clients are provided with a high level of customer service. Contrary to back-end systems offered by the competitors, our front-end solution that incorporates unique features, such as a dynamic questionnaire, developed on the basis of ICTS numerous years of experience in the detection of suspicious signs and in advanced document checks.

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

      Airline and Airport Customers

      In 2002, the TSA accounted for 73% of ICTS's total revenues. In 2006, 2005, and 2004, ICTS had over nine main clients, which clients accounted for over 50% of ICTS's aviation services revenues, in over 40 locations worldwide.

      Entertainment Projects

      In 2005, the Company closed its motion-based entertainment theaters in Baltimore, MD and in Atlantic City, NJ. The Company is still a partner (42.5%) in a movie-based entertainment facility in Niagara Falls, NY. No discussion has been made as to whether the Niagara Falls location should be closed as well.

      Sales

      Sales in the U.S. In 2006, 77% of the revenues of ICTS from continuing operations were derived in the U.S. ICTS derived most of its revenues through contracts with airlines which were secured by ICTS as a result of competitive bidding.

      Sales in Europe. In 2006 23% of the revenues of ICTS from continuing operations were derived in Europe. Contracts for aviation security services in various locations are obtained through competitive bids that are issued by the applicable airport authorities, airlines or agencies.

      Marketing of Security Systems and Technology. ICTS intends to market its new technology systems and technologies by establishing pilot projects with airports and airlines. Upon the demonstration of the viability of the systems or technology ICTS intends to develop a marketing plan to distribute the systems and technology.

      Leasing Operation

      In June 2002 ICTS purchased equipment for an aggregate purchase price of $23.5 million. The purchase price payable was $14.5 million in cash and the balance subject to an $9 million self amortizing non-recourse promissory note payable over five years. Pursuant to an operating lease, the equipment was leased to related party, private Dutch company. The lease payments provided for 2005 totaled in the amount of 2.3 million Euro (at December 31, 2005 - $2.8 million) and an option to purchase the equipment after five or seven years based upon the then fair market value. In the event that the lessee does not exercise the option to purchase the equipment upon the expiration of the lease term, then ICTS should be obligated to pay license fees in connection with intellectual property associated with the equipment in an amount equal to 5% of the revenue derived from the use of the equipment if ICTS exercises its option to operate the equipment.

      In 2003 and 2004, ICTS determined that the future cash flows from the leased equipment will not recover its investment, and as a result recorded in 2004 and 2003 impairment losses totaled $8 million. The value of the equipment at the option exercise date was based on an external assessment.

      In June 2005, the Company granted the lessee an option to purchase the leased equipment for an amount of $5 million plus an amount equal to the related loan balance at the exercise date thus providing for the possibility of the early termination of the leasing agreement. The option could be exercised from June 1, 2005 until September 30, 2006. As consideration for granting the option the lessee paid to ICTS advanced lease installments of $1 millon. The payment of the purchase price should have been reduced by advance payments on lease installments of $1million received in July 2005 and an additional advance payment of $500 thousands due in January 2006 covering the lease periods from June 2005 forward. As of June 30, 2005 the depreciated value of the leased equipment was $13.5 million. On December 28, 2005, the lessee exercised the option and paid the Company $5 million. As part of the agreement the Company loaned to the Lessee one million Euros that were repaid until May, 2006. The selling of the leasing equipment terminates the leasing activities of ICTS.

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

      Prior to the enactment of the Security Act, the Federal Aviation Authority regulated the activities of Huntleigh with respect to security services offered at U.S. airports. Presently such activities are regulated by the FAA and the TSA.

      In order for ICTS to engage in aviation security activities in the U.S. it may be necessary for ICTS to demonstrate that it meets the TSA requirement of being at least 75% owned and controlled by U.S. citizens.

      Organizational Structure.

      The following are the significant subsidiaries of ICTS as of December 31, 2006. (Exhibit 8):

            ICTS USA, Inc., New York - 100%.

            Huntleigh USA Corporation. (Missouri - 100%).

            I-SEC Technologies B.V. (The Netherlands - 100%) and its subsidiaries (100%).

            I-SEC International Security B.V. (The Netherlands - 100%) and its subsidiaries (100%)

      Property, Plant and Equipment.

      The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses from continuing operations for the years ended December 31, 2006, 2005 and 2004 were $1,217, $849, $809, respectively and from discontinued operations $1,415, $984, and $596, respectively. The increase in the lease expenses is primarily attributable to the entertainment sites.

      Future minimum lease payments under long-term leases are as follows:

                                                 December 31, 2006
                                                   (in thousand)
                                        --------------------------------------
                                         Continued               Discontinuing
      Year                              Operations                  Operations
      ----                              ----------               -------------
      2007                                     691                       1,053
      2008                                     574                       1,099
      2009                                     437                       1,099
      2010                                     172                       1,148
      2011                                                              10,396
      2012 and thereafter                  -------                     -------
                                            $1,874                     $14,795
                                           =======                     =======

During 2002, subsidiaries from the Entertainment segment signed rent contracts for 17 years. As of December 2005, the company decided to discontinue the operations of the Entertainment segment The Company accounted for the lease liability using an interest rate of 7.25%. The long term liability as of December 31, 2006 totaled to $9.1 million. The current maturities for this amount at December 31, 2006 total $1 million. Although the amount was fully accrued for, the Company is looking for other solutions regarding the contracts terms.

Item 5. Operating and Financial Review and Prospects

      Operating Results

      All items included in Item 5 are in thousands unless otherwise mentioned.

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

      ICTS had specialized until 2002 in the provision of aviation security services. Following the sale of its European operations in 2002 and the taking of its aviation security business in the United States by the TSA in 2002, ICTS engages primarily in the U.S. in non-security related activities. These activities consist of non-security aviation security services and the development of technological services. In addition, ICTS provides non-security related aviation services and develops technological systems and solutions for the security market. ICTS also was engaged in certain other activities, including constructing and developing entertainment related projects.

      In 2001 and 2002 ICTS sold substantially all of its European operations in two stages, for an aggregate purchase price of $103 million. As a result of the sale, and because of non-competitions restrictions in the sale agreement, ICTS has fully divested itself at that time from its European operations, except for its operations in The Netherlands and Russia.

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

      Critical Accounting Policies

      The preparation of ICTS's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. ICTS bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates. Please refer to Note 2 to ICTS's consolidated financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2006 for a summary of ICTS's significant accounting policies.

      Discontinued Operations:

      1) On December 28, 2005 the Company sold its lease equipment to the lessee and terminated its business in the Lease segment. The loss associated with the selling of the equipment totaled to $4,774. The cost of the equipment was $23.5 million and impairment losses were recorded in 2004 and 2003 of $2,247 and $6,042 respectively.

      2) After reviewing the financial results of the Entertainment segment, the Company decided in December 2005 to cease operations. As a result of this decision, the Company recorded in 2006 and 2005 expenses of $1,415 and $9,701 associated with the present value of the remaining lease liability.

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

      On December 31, 2003, an impairment test was conducted on the unamortized goodwill pursuant to which it was determined that, as of the date of the impairment test, an impairment existed concerning Demco of $797.

      In 2004, as a result of the impairment of the entertainment projects, management wrote off the goodwill related to the entertainment acquisition of $5.3 million.

      Changes in the fair value of the reporting units following material changes in the assumptions as to the future cash flows and/or discount rates could result in an unexpected impairment charge to goodwill.

      Functional and reporting currency

      As of January 1, 2002, subsequent to the sale of ICTS's interest in ICTS Europe, the functional currency of ICTS and its U.S. operations is the U.S. Dollar because substantially all revenues and operating costs are in dollars. Prior to January 1, 2002 the functional currency was primarily the Euro. The financial statements of subsidiaries whose functional currency is not the Dollar are translated into Dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("FAS") No. 52 of the Financial Accounting Standards Board of the USA ("FASB"). Assets and liabilities are translated from the local currencies to dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year.

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

      The Company estimates that if the TSA will claim such difference from Huntleigh and will prevail in all of its contentions, and none of Huntleigh's claims will be recognized, then the Company may suffer a loss in an amount of about $59 million. In view of the nature of the above potential claims and counter-claims management could not determine if, or to what extent, the TSA may be successful in any claim it may assert. Therefore, no provisions have been made by the

Company with respect to the above potential claims. In addition, the accounts receivable - trade includes $3 million as of December 31, 2006 and 2005 which are due from the TSA and relate to the dispute.

      Labor Department Issue

      In a letter dated November 21, 2003, the U.S. Department of Labor ("DOL") advised Huntleigh that it had failed to comply with a clause included in its contract with the TSA under which Huntleigh had supposedly been required to pay its employees certain minimum wages. The DOL now claims that under this clause Huntleigh owes such employees an amount of approximately $17.5 million and has requested that Huntleigh makes such payment forthwith. On any amount so due, Huntleigh will also be required to pay certain employment taxes of approximately 20%.

      In March 2006, the DOL filed a complaint against Huntleigh stating that underpayments amounted to $7.1 million. This complaint was amended to $17.5 million by adding fringe benefits. Huntleigh has filed a motion for summary judgment. No assurance can be given as to the ultimate outcome or success to Huntleigh with the position it is taking. The Company has made a provision in its financial statements of $7.3 million. This amount is based on maximum exposure according to the Company's legal advisors.

      Legal Proceedings

      As a result of the September 11th terrorists attacks numerous lawsuits have commenced against Huntleigh and ICTS. Huntleigh and ICTS have been named in approximately 64 and 61 lawsuits, respectively. All of the cases were filed in the United States District Court, Southern District of New York. The cases arise out of Huntleigh's airport security service for United Flight 175 out of Logan Airport in Boston, Massachusetts. All of the cases involve wrongful death except 16 which involve property damage. The cases are in their early stages with depositions having begun on September 12, 2006. A number of these cases have been settled or are in the process of being settled at no cost to the Company.

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

      The Company has commenced an action against the U.S. Government with regard to the Fifth Amendment rights relating to the taking of its business. In December 2004 the Court denied the Government's Motion to dismiss the case. A motion for reconsideration was filed by the defendant and denied. The trial for this action has been held and the court has decided against the Company. The Company is appealing the decision.

      The Company is in dispute with Fraport A.G. International Airport Services Worldwide in relation to alleged unlawful use of the letter combination "ICTS" by the company. Fraport initiated proceedings before the district court of Amsterdam, which are still pending. The principal amount claimed is 57.65 million Euro ($68.1 million as of December 31, 2005). However, this claim is based on an alleged incorrect interpretation of the underlying contractual obligation. If the court follows the Company's interpretation, the maximum liability is 700 Euro ($827 as of December 31, 2005). The Company filed a counter claim of 2.45 million Euro ($2.9 million as of December 31, 2005) (or, under the condition that Fraport's interpretation is followed, 73.5 million Euro ($86.9 million as of December 31, 2005)). Currently, this action is stayed, pending settlement discussions between the parties.

      In September 2005, Avitecture, Inc, (f/k/a Audiovisual-Washington, Inc.) ("Avitecture"), filed a Demand for Arbitration and Mediation against ITA-Atlantic City, LLC ("ITA") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated March 20, 2003, ITA owes Avitecture $222 for audio, video and control systems it provided for ITA's use in a tourist attraction in Atlantic City, New Jersey, but for which Avitecture claims it has not been paid. The case was decided against the Company in an arbitration proceeding awarding Avitecture $194 plus arbitration costs of $6. The Company is seeking to overturn this decision. As of December 31, 2006 and 2005 $222 and $200 were accrued, respectively.

      In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against Explore Atlantic City, LLC ("Explore") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated October 28, 2003, Explore owes Turner $948 for work and/or services performed pursuant to the contract, but for which Explore has not paid Turner. The case is currently pending in a New Jersey arbitration proceeding. An arbitrator has been assigned to the case so the parties can explore settling the matter. At this time, Explore has responded to the demand by denying any liability, and has asserted defenses to the amount of the claim and to challenge Turner's right to make any demand for payment. In an arbitration proceeding the arbitrator awarded Turner $956 plus interest and costs, which award was affirmed on appeal. As of December 31 2006 and 2005 $970 and $948 were accrued, respectively.

      In December 2005, Barlo & Associates ("Barlo") filed a Demand for Arbitration and Mediation against Explore with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated April 16, 2002, Explore owes Turner $21 for architectural work and/or services performed pursuant to the contract, but for which Explore has not paid Barlo. This matter has been settled for $10.

      The TSA filed with the Office of Dispute Resolution for Acquisition ("ODRA") a contract dispute in connection with the contract entered into in February 2002 by Huntleigh seeking reimbursement of an alleged overpayment of principal in the amount of $59.2 million. This claim follows the lawsuit which Huntleigh has already filed against the TSA for its breaches of its contract with Huntleigh. Both claims are now pending in mediation.

      Huntleigh intends to vigorously challenge the TSA's claim which it asserts is devoid of any factual or legal merit. The TSA's filing comes on the heels of a recent decision by ODRA granting Huntleigh's motion for partial Summary Judgment against the TSA. ODRA has granted Huntleigh's motion for partial Summary Judgment on Huntleigh's claim that the TSA breached the contract by failing to give appropriate notice for transitioning airport locations. A separate hearing will be held to determine the amount of damages due to Huntleigh on this claim. With regards to the claim for the $59.2 million overpayment, Huntleigh has filed a motion to dismiss the action which has been denied.

      The company's 40% owned affiliated, IMA, which operated the Time Elevator in Rome filed for bankruptcy. The receiver in the bankruptcy has filed a proceeding against the financial institution which provided loans to Romasso to recover a security deposit in the amount of (euro)866 ($1 million as of December 31, 2005) which the financial institution held as security and applied against its outstanding indebtedness as a result of Romasso's defaults. The financial institution has impleaded the company on its guarantee to the financial institution if the financial institution is required to return the security deposit to the receiver in the bankruptcy. During 2006 the financial institution withdrew its claim and has filed a Notice of Discontinuance against the Company.

      In 2005 the Company's subsidiary ICTS USA, Inc. filed a refund claim with the Internal Revenue Service ("IRS") in an amount in excess of $2 million which was to be reflected on the December 31, 2005 year end financial statements as a receivable. The refund has not yet been received by the Company. The Company made a demand to the IRS for the refund. Thereafter, by letter dated August 15, 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division is ongoing by a grand jury regarding possible criminal tax violations by the subsidiary for the tax years 2002 and 2003 regarding certain royalty payment made to the Company. As a result of the investigation the Company believes that the refund had been put on hold. Although it is not possible at this time to determine the outcome of this matter, should the result of the IRS investigation prove unsatisfactory to the Company, this will have a material adverse effect on the Company.

      On August 30, 2006 the Company filed a complaint in the United States District Court for the Southern District of New York against the United States and Area Director - Technical Compliance, Internal Revenue Service to recover the refund in the amount of $2,470. In addition, the Company has filed an administrative claim against the IRS in order to recover the same refund as well as damages. The case was dismissed. Following this event the Company has decided to erase the receivable from its discontinued operations during 2006,

      Two of the Company's subsidiaries have been sued by their landlord (which is the same entity for both properties) alleging breach of the respective leases. One suit is in Circuit Court for Baltimore City affecting the Company's Explore Baltimore facility, and the other is in the Superior Court of New Jersey affecting the Company's Explore Atlantic City facility. Through legally defective service, the landlord was able to obtain orders for possession of both of these locations. A petition to open the Atlantic City action has been filed and one is being prepared for the Baltimore action. In addition to seeking possession, in both the cases the landlord is seeking unpaid rent for the entire term of the leases. In the Atlantic City case the amount sought is $5,970 and in the Baltimore case, the amount is $ 4,444. as of December 31, 2006, the Company accrued an amount of 10.1 million for future rent. While a resolution of both actions is being discussed, a standstill of the proceedings is being negotiated.

      On August 2006 the Company was informed that Rogozin Industries Ltd (in liquidation) filed a litigation regarding a payment of $340 it paid during 2001, which according to the litigation ICTS is guaranteeing. This matter was settled without any cost to the Company.

Selected Financial Data Statement of Operations

      The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2006, 2005, 2004, 2003 and 2002:

                                                                          (U.S. Dollars in thousands except per share data)
                                                                                     Year ended December 31,
                                                              ---------------------------------------------------------------------
                                                                    2006           2005           2004          2003*         2002*
                                                              ----------    -----------    -----------    -----------   -----------
REVENUES                                                        $ 60,791        $57,713        $57,993        $67,933      $278,561
COST OF REVENUES                                                  55,284         53,721         52,825         52,557       212,439
                                                              ----------    -----------    -----------    -----------   -----------
GROSS PROFIT                                                       5,507          3,992          5,168         15,376        66,122

SELLING, GENERAL AND ADMINISTRATIVE
     EXPENSES                                                     14,878         11,690         12,201          9,344        34,791
                                                              ----------    -----------    -----------    -----------   -----------
OPERATING INCOME (LOSS)                                           (9,371)        (7,698)        (7,033)         6,032        31,331
FINANCIAL INCOME (EXPENSES) - net                                   (714)          (908)          (452)         4,118         3,046
OTHER INCOME (EXPENSES) - net                                      1,241            147         (2,907)          (353)       41,229
                                                              ----------    -----------    -----------    -----------   -----------
INCOME (LOSS) BEFORE TAXES                                        (8,844)        (8,459)       (10,392)         9,797        75,606
INCOME TAXES BENEFIT (EXPENSE)                                      (846)        (2,387)         1,529         (3,910)      (16,442)
SHARE IN LOSSES OF ASSOCIATED COMPANIES - net                       (132)          (486)        (1,625)        (6,661)       (1,807)
                                                              ----------    -----------    -----------    -----------   -----------
PROFIT (LOSS) FROM CONTINUING OPERATIONS                          (9,822)       (11,332)       (10,488)          (774)       57,357
DISCONTINUED OPERATIONS:
Loss from discontinued operations, net of tax expenses
     (Benefit) of $2,476, $(2,525), $(1,655) and $(795) in
     2006, 2005, 2004 and 2003, respectively Includes
     loss of $4,774 on sale of assets to a related party on
     2005, and after share in loss of associated company of
     $36 and $81 in 2005 and 2004, respectively                   (4,248)       (13,548)       (15,474)       (18,130)         (542)
                                                              ----------    -----------    -----------    -----------   -----------
INCOME (LOSS) FOR THE YEAR                                       (14,070)       (24,880)       (25,962)       (18,904)       56,815
                                                              ----------    -----------    -----------    -----------   -----------

OTHER COMPREHENSIVE INCOME:
     Translation adjustments                                        (399)        (1,560)         1,043          3,456           710
     Unrealized gains (losses) on marketable securities              104           (214)          (616)           794           731
     Reclassification adjustment for losses for available
        for sale securities included in net income                                                                237          (771)
                                                              ----------    -----------    -----------    -----------   -----------
                                                                    (295)        (1,774)           427          4,487           670
                                                              ----------    -----------    -----------    -----------   -----------
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR                  $(14,365)      $(26,654)      $(25,535)      $(14,417)      $57,485
                                                              ==========    ===========    ===========    ===========   ===========
LOSSES PER SHARE:

Profit (Loss) from continued operations:
Profit (Loss) per common share - basic                            $(1.51)        $(1.74)        $(1.61)        $(0.12)        $8.93
                                                              ==========    ===========    ===========    ===========   ===========
Profit (Loss) per common share - diluted                          $(1.51)        $(1.74)        $(1.61)        $(0.12)        $8.88
                                                              ==========    ===========    ===========    ===========   ===========
Loss from discontinued operations:
Loss per common share - basic                                     $(0.65)        $(2.07)        $(2.37)        $(2.78)       $(0.08)
                                                              ==========    ===========    ===========    ===========   ===========
Loss per common share - diluted                                   $(0.65)        $(2.07)        $(2.37)        $(2.78)       $(0.08)
                                                              ==========    ===========    ===========    ===========   ===========
NET INCOME (LOSS):
Profit (Loss) per common share - basic                            $(2.16)        $(3.81)        $(3.98)        $(2.90)       $ 8.85
                                                              ==========    ===========    ===========    ===========   ===========
Profit (Loss) per common share - diluted                          $(2.16)        $(3.81)        $(3.98)        $(2.90)        $8.80
                                                              ==========    ===========    ===========    ===========   ===========
Weighted average shares of common stock outstanding            6,528,100      6,528,100      6,524,250      6,513,100     6,419,575
Adjusted diluted weighted average shares of Common
stock outstanding                                              6,528,100      6,528,100      6,524,250      6,513,100     6,453,447
                                                              ==========    ===========    ===========    ===========   ===========

* some numbers of 2002 - 2003 were reclassified to conform with 2004-2006 presentations

The following table sets forth, for the annual periods indicated, certain statement of operations data as a percentage of revenues:

                                                                     Year Ended December 31,
                                                           ------------------------------------------
                                                              2006              2005             2004
                                                              ----              ----             ----
Revenues ........................................             100%              100%             100%
Cost of revenues.................................            90.9%             93.1%            91.1%
Gross profit.....................................             9.1%              6.9%             8.9%
Selling, general and administrative expenses.....            24.5%             20.3%            21.0%
Operating income (loss)..........................          (15.4)%           (13.3)%          (12.1)%
Loss from continuing operations..................          (16.2)%           (19.6)%          (18.0)%
Loss from discontinued operations................           (7.0)%           (23.5)%          (26.7)%
Loss for the year................................          (23.1)%           (43.1)%          (44.8)%

      Year Ended December 31, 2006 Compared to Year Ended December 31, 2005 (U.S. Dollars in thousands unless otherwise indicated)

      The following information represents only the results of the company from continuing operations unless mentioned otherwise.

      Revenues. Revenues for the year ended December 31, 2006 were $60.8 million (2005: $57.7 million), and consisted of $46.8 million (2005: $48.3 million) from U.S. operations, and $13.9 million (2005: $9.4 million) from other operations. The reduction in revenues in the USA is mainly due to the Company's decision to terminate some unprofitable contracts in its Huntleigh subsidiary. The increase of revenues from other operations is mainly because of the successful penetration of the I-SEC group into the European aviation security market.

      Almost all revenues in the U.S. are derived from other than aviation security services.

      Gross Profit. Gross profit is defined as revenues less costs directly related to such revenues as well as certain indirect expenses such as airport offices, airport fees, local training and other direct labor related expenses such as uniforms and transportation.

      Gross profit for the year ended December 31, 2006 was $5.5 million, 9.1%, as a percentage of revenue (2005: $4.0 million, 6.9% as a percentage of revenue). The increase in gross profit as a percentage of revenues is primarily attributable to the fact that the gross profit for the year 2006 is influenced from new activities in Europe with higher profitability, improving and reducing operational expenses and termination of unprofitable contracts in the USA.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $14.9 million for the year ended December 31, 2006, 24.5% as a percentage of revenues, as compared to $11.7 million, 20.3% percentage of revenues for the year ended December 31, 2005.Of the increase, approximately $1.2 million is from the European operations, as part of the establishment of new subsidiaries and new operations. $0.5 million related to stock based compensation, which is being expensed starting in 2006 (see note 2 in the Financial Statements). During 2006 legal expenses regarding the "taking case" totaled approximately $3 million compared to $1.3 million in 2005.The reason for the increase is the preparations for trial which took place in February 2007.

      Amortization expense increased of $423 relating to accrued amortization of Procheck's intangible assets and their life term due to the high competition in the security market in the Netherlands and the fact the contract with Schiphol will be over on 2008 and the renewal is uncertain.

      Operating Loss. Operating loss for the year ended December 31, 2006 was $9.4 million as compared to an operating loss of $7.7 million for the year ended December 31, 2005, for reasons noted above.

      Financial Expenses. Financial expenses - net in 2006 were $714 compared to $908 in 2005. The decrease during 2006 versus 2005 is that in 2005 the Company included one time losses of $576 from securities of an unaffiliated company in its financial expense. During 2006 the Company paid approximately $150 more interest and fees regarding its line of credit in Huntleigh and accrued $88 interest (labor +1.5%) to related party. Exchange rate income for the years 2006 and 2005 totaled $96 and $382, respectively.

Other Income (Expense), Net. Other income for the year ended December 31, 2006 was $1,241 compared to $147 for the year ended December 31, 2005. Other income in 2006 increased because of gains from sales of investments in total amount of 576. Guarantees provided to Bilu in the past against cash deposits were fully accrued in previous years. During 2007 $667 of those guarantees were cancelled and paid back to the Company and are included in other income.

      Taxes On Income. In 2006 and 2005 the Company recorded tax expenses of $846 attributable mainly to tax accruals regarding tax years 2002 and 2003. The tax updates are based on our tax advisors opinion of the exposure, mainly regarding royalties that Huntleigh paid at those years and that might not be recognized by the tax authorities.

      Share in Losses of Associated Companies. $132 loss in 2006 as compared to a loss of $486 for the year ended December 2005. The high loss is according to our investments in Inksure (our part inloss of 1.4 million during 2006 compared to $1.2 million in 2005) and NAS (profit of $1.3 million during 2006 compared to $705 profit in 2005).

      Loss from Continuing Operations. ICTS loss from continuing operations total in 2006 to $9.8 million compared to $11.3 million in 2005 as noted above.

      Loss from Discontinued Operations. ICTS loss from discontinued operations in 2006 totaled $4.2 million compared to $13.5 million in 2005. The loss of 2005 includes a capital loss of $4,774 from the selling of the leasing equipment. During 2005 an expense of $9.7 million was recognized regarding leases that should be paid until 2019, and was updated in 2006 by $1.4 million based on legal claims from the landlord and update of the net present value.

      The loss from discontinued operations in 2006 includes also 2.5 million receivable from IRS which were written off in 2006 according to dispute with IRS in which ICTS filed a complaint in the United States District Court and its complaint was dismissed.

      Net loss. As a result of the foregoing, ICTS's loss amounted to $14.1 million for the year ended December 31, 2006, as compared to $24.9million loss for the year ended December 31, 2005.

      As to the geographical segments please see note 19(a) in the financial statements.

      Year Ended December 31, 2005 Compared to Year Ended December 31, 2004 (U.S. Dollars in thousands unless otherwise indicated)

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

      Financial Expenses. Financial expenses in 2005 were $908 compared to $452 in 2004. The increase mainly regards to new loans that were taken by one of the subsidiaries to purchase new operating equipment interest expenses from short-term bank credit.

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

      Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 (U.S. Dollars in thousands unless otherwise indicated)

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

      Liquidity and Capital Resources

      The following information refers to the continuing operations results of the company:

      ICTS's principal cash requirement for its operations is the payment of wages. Working capital is financed primarily by cash from operating activities, liquidations of long-term assets and by short-term borrowings. As of December 31, 2006, we had cash and cash equivalents of $1.7 million as compared to $5.9 million on December 31, 2005, and restricted cash and short-term investments of $4.2 million as compared to $3.7 million on December 31, 2005.

      During the years ended December 31, 2006 and 2005, the Company has incurred $14.1 million and $24.9 million net losses, respectively, which were accompanied by net cash used in operating activities of $7.6 million and $5.2 million, respectively. As of December 31, 2006 the Company had a working capital deficiency of $16.1 million. Subsequent to year end 2004, the Company's management commenced liquidating its position in several long term assets. In addition, during 2005 management has ceased its operations in non core business and has accomplished successfully its penetration to the European Security market. Management anticipates that these resources will provide the Company with the sufficient funds to operate its business in 2007 together with funds received from operations and some bridging loans provided by related party. The Company's activity, for the long term, depends on entering into additional service contracts. These factors raise substantial doubt about the Company's ability to continue as a going concern.

      During the year 2006 the company received loans from a related party which amounts to $2,652, which were used to cover part of the Company's obligations.

      The Company's cash and cash equivalents decreased in 2006 by $4.2 million as a result of the following:

      Net cash used in operating activities for the year ended December 31, 2006 was $7.6 million as compared to net cash used in operating activities of $5.2 million for the year ended December 31, 2005 and net cash used by operating activities of $1.2 for the year ended December 31, 2004. The decrease in cash for the year ended December 31, 2006 was attributable to the net cash used in operating activities. The net loss during 2006 totaled $14.1 million, offset by non cash expenses of $511 relating to stock based compensation, $132 to share in loss of associated companies, and $1.1 million in depreciation and amortization. Changes in operating assets and liabilities amounting to $2.8 million. The changes in operating assets and liabilities were primarily attributable to a $1.5 increase in accrued expenses and other liabilities increase of $929 in accounts payable based on the Company cash situation and an decrease of $438 in accounts receivable. Net cash used by discontinued operations totaled $1.8 million.

      Net cash used by investing activities was $262 for the year ended December 31, 2006 as compared to net cash provided by investing activities of $8.3 million for the year ended December 31, and net cash used in investing activities of $282 for the year ended December 31, 2004. The decrease this year is mainly from discontinued operations which totaled $0 and $5.3 million in 2006 and 2005, respectively. Proceeds from selling of other investments totaled $0 and $2.2 million in 2006 and 2005, respectively. Deposits and restricted cash increased by $665 in 2006 compared to decrease of $1.3 million in 2005. Total cash used in 2006 and 2005 for purchase of equipment totaled $630 and $330 respectively.

      Net cash financing activities was $3.7 million for the year ended December 31, 2006 as compared to net cash provided by financing activities of $22 for the year ended December 31, 2005 and $3.1 million for the year ended December 31, 2004. In 2006, net cash provided by financing activities was attributed primarily to related party loans of $2.7 million and net increase in short- term bank credit of $1.2 million.

      On April 5, 2005, a subsidiary entered into a Loan and Security Agreement, establishing a replacement Revolving Line of Credit The Revolver provides a borrowing base up to $8 million based on 85% of defined Eligible Accounts Receivable and 95% of required Certificates of Deposit less Letter of Credit obligations. The interest rate is one percent (1%) per annum in excess of the Prime Rate for loan balances in excess of the LIBOR Rate Loans. As of December 31, 2006, the restricted cash held by the Company serves as other collateral on the revolving credit facility.

      On December 31, 2005 an amended agreement was signed which adjusted the minimum tangible net worth covenant, the Interest Coverage covenant and the annual Capital Expenditure Limitation covenant. As of December 31, 2005, the Company met all of the financial covenants in the Amended Agreement except for the Interest Coverage covenant. In July 2006, a second amendment to the Loan & Security Agreement was executed. This amendment suspends the Interest Coverage covenant until March 31 2007 and replaces this covenant with a Stop Loss requirement The Stop Loss requirement is based on pre-established quarterly pre-tax net loss amounts through December 31, 2006.

      As of December 31, 2006, a third amendment to the Loan & Security Agreement was executed to give recognition to the tax expense adjustments applicable to prior year taxes, made subsequent to executing the second amendment, adjusting the tangible net worth covenant amount. The Company was in compliance with all loan covenants as of the audit report date.

      At December 31, 2006, $4.8 million was outstanding and $1.1 million was available under the revolving credit facility for additional borrowings The borrowing agreement also provides for a commitment guarantee of up to a maximum of $3.5 million for letters of credit and requires a per annum fee equal to three percent. The Company had letters of credit outstanding of approximately $1.5 million and $2.5 million at December 31, 2006 and 2005, respectively.

      In November 2004, a subsidiary of the Company entered into a credit agreement with a bank. During 2006 the agreement was extended and it provides a borrowing facility of up to (euro)650 (at December 31, 2006 - $857), limited to 60% of certain pledged accounts receivable. The borrowing facility is also secured by the Company guaranty and is subject to certain covenants. At December 31, 2006 the outstanding balance was $196 and $661 was available under the credit agreement.

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

      The following table summarizes ICTS's obligations from continuing operations to make future payments under contracts as of December 31, 2006:

Contractual Obligations                                     Payments due by Period (in thousand)
-----------------------                        ------------------------------------------------------------
                                                          Less                1-3         4-5     more than
                                                Total     than year         years       years       5 years
                                                -----     ---------         -----       -----       -------
Long-term debt                                   $314          $154         $160
Accrued severance pay                              55                                                   $55
Operating lease obligations (1)                 1,874           691        1,183
Employment contracts                            1,338           473          865
Payment of loan to related party                2,652                      2,652
Fees and interest regarding Credit Line           731           585          146
                                               ------        ------       ------       ------        ------
                                               $6,964        $1,903       $5,006          -,-           $55

      The Company has created an accrual for future rent regarding its discontinued operations of $10.1 million which is supposed to be paid until 2019.

      (1) The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses from continuing operations, for the years ended December 31, 2006, 2005 and 2004 were $1,217, $849 and $809, respectively, and $1,415, $984 and $596 from discontinued operations respectively.

      ICTS's guarantees regarding Bilu

      The Company has renewal outstanding bank guaranties to Bilu Investments, Ltd. ("Bilu") in the amount of $2,515, as collateral to these guaranties the Company has long-term restricted deposits in equivalent amounts. In December 31, 2004, as a result of continuance deterioration in the financial results of Bilu, the Company has determined to write off its investment in Bilu and to fully provide of its bank guaranties. During 2007 the Company was released from its guarantee liability in total amount of $665, the provision for the bank deposits was reduced by the same amount.

      Off- balance sheet arrangements

      The Company is not a party to any material off -balance sheet arrangements. In addition, ICTS has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligation.

      Our future capital will depend on our success in developing and implementing our business strategy.

      Research and development, patents and licenses, etc.

      ICTS has launched a trial phase of its IP@SS project. IP@SS consists of a computerized platform integrating various technologies, including document readers, biometrics identification systems and a smart card. The system is modular and may be used on a stand-alone basis or integrated into an existing check-in system. The system has been designed to protect passenger privacy. The system is designed to speed up and simplify the processes of identification and security checks of passengers at airports. The system enhances customer service provided by airlines and airports to outbound passengers.

      Basic and technologically upgraded IP@SS systems were tested with the frameworks of pilot trials which were carried out at several airports.

      Trend information

      Labor market conditions at a particular airport location may require the Company to increase its prices. Cost of labor is the most important variable in determining any cost increases.

Item 6. Directors, Senior Management and Employees

      The following table lists the directors and executive officers of ICTS:

                     Age     Position
                     ---     --------
Menachem Atzmon      63      Chairman of the Supervisory Board
Eytan Barak          63      Member of the Supervisory Board, Member of
                             Compensation and Audit Committee
Elie Housman         70      Member of the Supervisory Board, Chairman of the
                             Compensation Committee
Gordon Hausmann      62      Member of the Supervisory Board, Chairman of the
                             Compensation Committee and member of the Audit
                             Committee
David W. Sass        71      Member of the Supervisory Board
Philip M. Getter     70      Member of the Supervisory Board and Chairman of the
                             Audit Committee
Avraham Dan          62      Managing Director and Chief Financial Officer
Ran Langer           61      Managing Director
Alon Raich           31      Controller

      Menachem J. Atzmon is a CPA (Isr). Mr. Atzmon is a controlling shareholder of Harmony Ventures B.V. Since 1996 he has been the managing director of Albemarle Investment Ltd. and Kent Investment Holding Ltd., both investment companies. Since January 1998 he has served as CEO of Seehafen Rostock. He has been a member of the Supervisory Board of ICTS since 1999.

      Eytan Barak is a CPA (Irs) from the year 2001 to the present is a partner in Dovrat-Barak Investment in High-Tech Companies Ttd., a company which arranges financial resources and management assistance to start-up companies. He is, and has been since the year 2003 and to the present, a member of the Board of Directors of a public company owned by a Israeli Bank; a Provident Fund Company managed by "Bank Otsar Ha-Hayal" a subsidiary of Bank Hapoalim, where he is acting as the chairman of the investment committee and member of the audit committee; and from the year 2000 to the year 2003 a member of the Board of Directors of seven Provident Companies managed by First International Bank of Israel, where he was acting chairman of the audit committee and member of the investment committee. He is currently, and has been since 2004 a member of the board of directors and chairman of the finance committee of two companies owned by the Tel-Aviv Municipality. In addition, he is currently and a member of the board of directors and a member of the audit committee since the beginning of the year 2006 in Lumenis Ltd, a public company that was listed in Nasdaq. He is since the year 2000 to the present a member of the executive board and a member of the finance committee of the Olympic Committee of Israel. He is the chairman of the board of "OTZMA", the Israel Center of Sport Clubs. He is a member of the Board of Directors since the year 2006 of Surface Tech Ltd.

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

      Philip M. Getter is currently the managing member of GEMPH Development LLC. From 2000 to 2005 he was President of DAMG Capital, LLC Investment Bankers. Prior thereto he was most recently head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. He has more than thirty years of corporate finance experience. Having served as Administrative Assistant to the Director of United States Atomic Energy Commission from 1958 to 1959, he began his Wall Street career as an analyst at Bache & Co. in 1959. He was a partner with Shearson, Hammill & Company from 1961 to 1969 and a Senior Partner of Devon Securities, an international investment banking and research boutique from 1969 to 1975. Mr. Getter was a member of the New York Society of Security Analysts. From 1975 to 1983 he was President and CEO of Generics Corporation of America, a public company that was one of the largest generic drug manufacturers in the United States. As Chairman and CEO of Wolins Pharmacal from 1977 to 1983 he led the reorganization and restructuring one of the oldest and largest direct to the profession distributors of pharmaceuticals. Mr. Getter became a director of Inksure Technologies, Inc. in 2003, a company which develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. He has been a member of the League of American Theatres and Producers, Advisory Board of the American Theatre Wing, Trustee of The Kurt Weill Foundation for Music, a member of the Tony Administration Committee and has produced for Broadway, television and film. He writes frequently concerning the communications, education and entertainment industries. Mr. Getter received his B.S. in Industrial Relations from Cornell University. He is a member of several industry organizations and serves on various boards of both public and private organizations and is Chairman of the Audit Committees of EVCI Career Colleges, Inksure Technologies, Inc. as well as the Company.

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

      Compensation

      Each member of the Supervisory Board who is not an employee of the Company received an annual fee of $10,000 and a fee for each Board or committee meeting attended of $1,000 and the Chairman of the Audit Committee receives an additional $20,000 per year.

      Mr. Dan has been employed as a Managing Director under a five year employment agreement commencing February 1, 2005, at a monthly compensation of $15,000.

      Mr. Langer has been employed as Managing Director since 2004 without compensation.

      The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2006.

                                Salaries, fees,            Pension, retirement
                                  commissions                   and other
                                  and bonuses                similar benefits
                                ---------------            -------------------
                                             (in thousands)
All directors and officers      ----------------------------------------------
   as a group (14 persons)         $1,665                           $121

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

      The members of the Supervisory Board and their period of service on the Supervisory Board are as follows: Menachem Atzmon (1999), Eytan Barak (2006), Elie Housman (2002), Gordon Hausmann (2005), David W. Sass (2002) and Philip M. Getter (2003).

      The Audit Committee consists of Philip M. Getter, Chairman, Eytan Barak and Gordon Hausmann, all of whom are independent. Mr. Getter and Mr. Barak have financial expertise. The audit committee evaluates ICTS's accounting policies and practices and financial reporting and internal control structures, selects independent auditors to audit the financial statements and confers with the auditors and the officers. The Audit Committee has an Operating Charter as well.

      ICTS's Compensation Committee consists of Elie Housman, Chairman, and Eytan Barak. The Compensation committee determines salaries, incentives and other forms of compensation for ICTS's executive officers and administrators stock plans and employee benefit plans. The Compensation Committee has an operating charter as well.

      The members of the Audit Committee and Compensation Committee are all independent and were never officers or employees of ICTS except Mr. Elie Housman, for a short period, was chairman of the Board of ICTS under contract.

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

Employees

      The number of employees in Europe is approximately 430.

      The number of employees in the USA is approximately 3,250.

      Share ownership

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

      The Compensation Committee, in October 16, 2006, recommended and the Supervisory Board and the Management Board have approved the granting of the following options under the 1999 and the 2005 Equity Incentive Plans as follows:

      1. Menachem Atzmon (Chairman of the Board) - 350,000 options of which 250,000 shall be immediately vested and 100,000 options to be vested equally over three years. With respect to the Options for 200,000 shares they are granted in lieu of a current salary for Mr. Atzmon. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

      2. Doron Zicher (Key Employee) - 55,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

      3. Ran Langer (Managing Director) - 45,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

      4. Avraham Dan (Managing Director) - 45,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

      5. Udi Bechor (Key Employee) - 35,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

      6. Oded Shoam (Key Employee) - 35,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

      7. Phillip Getter (Chairman - Audit Committee) - 40,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

      8. Eli Housman (Chairman - Compensation Committee) - 45,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

      9. David W. Sass (Director) - 20,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

      10. Gordon Hausmann (Director) - 50,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

      11. Eytan Barak (Director) - 30,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

      12. Richard Sporn (Key Employee) - 15,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

      13. Alon Raich (Key Employee) - 15,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

      A summary of the Options granted is as follows:

      As of December 31, 2006 there were outstanding options to purchase 1,920,500 options, out of 2,100,000 that were approved and issued. All the options were granted to directors, executive officers and employees of the Company as a group at exercise prices ranging from $1.00 to $5.3 per share under the plans. These options vest over various terms, ranging from immediately to five years and no later than November 2011. Options available for grant under the plans are 179,500. The plans expire by their terms at various dates to 2015.

      All current executive officers (Managing Directors) (2 persons) as a group: 210,000 Options

      All current directors (6 persons) as a group: 1,230,000 Options

      All non-executive officers and other (13 persons) as a group: 480,500 Options

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

Item 7. Major Shareholders and Related Party Transactions

      Major Shareholders.

      The following table sets forth certain information regarding ownership of the Company's Common Shares as of March 31, 2007 (including options exercisable within 60 days from March 31, 2007) with respect to:

      (1) Each person who is known by the Company to own beneficially more than five percent of the Company's outstanding Common Shares.

      (2) Each director or officer who holds more than 1% of the Common shares.

      (3) All directors and officers as a group. None of the directors or officers, excluding Mr. Menacham Atzmon, owns 1% or more of ICTS outstanding share capital.

-------------------------------------------------------------------------------------------------
                                                         Percent of
                                                     Amount Beneficially          Common Shares
Name of Five Percent Shareholders                         Owned (a)              Outstanding (b)
-------------------------------------------------------------------------------------------------
Atzmon Family Trust (b)(1)(2)                             4,158,443                  57.53%
-------------------------------------------------------------------------------------------------
Nicholas P. Monteban, Xalladio Holding B.V. and
Galladio Capital Management B.V.(c)                        497,000                    7.61%
-------------------------------------------------------------------------------------------------
All officers and directors as a group
 (14 persons)                                             4,644,610                  64.92%
-------------------------------------------------------------------------------------------------

      (a) The amount includes common shares owned by each of the above, directly or indirectly and options immediately exercisable or that exercisable within 60 days from March 31, 2007.

      (b) As to each shareholder, the percentage is calculated using the amount beneficially owned by such shareholder (as determined in accordance with (a) above) divided by the number of total outstanding common shares and the shares issuable pursuant to the exercise of options exercisable within 60 days from the date of the grant, if any held by such shareholder. Common shares subject to options that are immediately exercisable or exercisable within 60 days of the date of the grant are deemed outstanding for computing the ownership percentage of the shareholder holding such options, but are not deemed outstanding for computing the ownership of any other shareholder.

      1. Harmony Ventures BV, owns directly and indirectly approximately 57.5% of the issued and outstanding Common Shares. A family trust for the benefit of the family of Mr. Menachem J. Atzmon (the Atzmon Family Trusts) owns 90% of Harmony Ventures BV and the Estate of Ezra Harel owns 10% of the outstanding shares of Harmony Ventures BV and both may be deemed to control Harmony Ventures BV. Mr. Atzmon disclaims any beneficial interest in the Atzmon Family Trust. Harmony Ventures BV and the Atzmon Family Trust may be able to appoint all the directors of ICTS and control the affairs of ICTS.

      2. Of the 900,000 options to Menachem Atzmon (Chairman of the Board), 700,000 are currently exercisable and 100,000 options to be vested equally over the next two years. With respect to the Options for 400,000 shares they are granted in lieu of a current salary for Mr. Atzmon. Options are exercisable at $1.35 per share for 550,000 options and $1.00 per share for 350,000 options representing the fair market value on the dates of grant.

      (c) The shares were purchased by that group during 2006 and 2007.

      Related Party Transactions.

      In August 1997, ICTS, as part of a group consisting of Leedan Systems and Properties Enterprises (1993) Ltd. and Rogosin Development and Holdings Ltd. ("Rogosin"), each at the time, an affiliate of Leedan, invested in a joint venture, Bilu Investments Ltd. ("Bilu"). Bilu is engaged in the financing of real estate projects in Israel, primarily in the residential market. In consideration for a 9.3% equity interest in Bilu, ICTS contributed $259 and has guaranteed $2,915 of debt obligations of Bilu. In 2000 Bilu issued 25% of its shares to an unaffiliated party in consideration for an equity investment of US $2,000 and the provision of guarantees for debt obligations of Bilu in an amount of US $3,800. As a result, ICTS's equity interest in Bilu has been diluted to 7% and ICTS's guarantee was reduced to $2,515, of which $700 is on behalf of each of Leedan and Rogosin, respectively. Rogosin became an unaffiliated party in 2002. In December 31, 2004, as a result of the continuing deterioration in the financial results of Bilu and the financial position of Leedan and Rogosin, the Company has determined to write off its investment in Bilu and to fully provide for its bank guaranties. In 2007 the Company was released from its guarantee obligation for an amount of $665. The provision for the bank guarantee was updated accordingly.

      In July 2000, each of ICTS and International Tourist Attractions Ltd. ("ITA), a company under the control of ICTS's principal shareholders, purchased 16 common shares for $16 each of Ramasso Holding B.V ("Ramasso") from Leedan, representing 40% each of the outstanding share capital of Ramasso. The remaining 20% shares in Ramasso are held by a company controlled by Leedan. ICTS provided loans to Ramasso from time to time until December 2003 aggregating approximately $3 million bearing an annual interest rate of 4.25% which has no fixed repayment. Ramasso owns and operates, a Time Elevator in Rome, Italy.

      Through December 31, 2002, ICTS has accounted for its share in Ramasso's losses, in the total amount of $1.4 million, in view of these losses; the Company wrote off the balance of the investment in Ramasso at December 31, 2002, in the amount of $1 million. In April, 2003 the Company provided a financial institution that financed the Time Elevator in Rome, with a guaranty securing the repayment of such financing. At the time the guaranty was provided the amount of the financing provided by such financial institution to Time Elevator in Rome has been net 1,838,390 Euro's. In December 31, 2003 ICTS has fully provided for the guaranty in the amount of $1.1 million. Subsequent to December 31, 2003 ICTS was required by the financial institution to cover its guaranty and the Company has reached a agreement with the financial institution for the repayment terms. All the debt was paid until December 31, 2005. Ramasso, which operated the Time Elevator in Rome filed for bankruptcy. In 2006 the receiver in the bankruptcy has filed a proceeding against the financial institution which provided loans to Ramasso to recover a security deposit in the amount of 866 Euro ($1.1 million as of December 31, 2006) which the financial institution held as security and applied against its outstanding indebtedness as a result of Romasso's defaults. The financial institution has impleaded the company on its guarantee to the financial institution, and the financial institution is required to return the security deposit to the receiver in the bankruptcy. The financial institution has withdrawn its claim against the Company and has filed a Notice of Discontinuance against the Company.

      In December 2000, ICTS exercised an option to purchase 100 common shares of ITA for $600, representing 10% of the outstanding share capital of ITA. On October 14, 2001, ICTS agreed to increase its investment in ITA under the following principal terms: (a) ICTS provided ITA with a $3 million loan which released a $1,000,000 bank guaranty previously provided by ICTS in favor of ITA;
(b) ICTS was granted with a warrant to purchase 12% of ITA shares exercisable during a period of three years, at an exercise price that shall be determined according to an evaluation of ITA to be made by an independent consultant; (c) ICTS was granted a right of first refusal to establish and own, on its own account, any Time Elevator project to be initiated by ITA in the United States and Europe, (d) ITA will supervise and manage the establishment of such projects for a fee that shall be equal to 20% of the projects costs; (e) ICTS has the option to acquire from ITA 20% of ITA's stake in each Time Elevator project of ITA in Europe for a period of two years from the start of such project; and (f) ITA has the option to acquire from ICTS 20% of ICTS's stake in each Time Elevator project of ICTS for a period of two years from the start of such project. The first project for which ICTS exercise its right of first refusal is in Atlantic City, New Jersey. The second project, in which ICTS exercised its right of first refusal, was in Baltimore, Maryland. In December 2003, based on the entertainment projects performances, the Company revaluated the two facilities and determined that the forecasted cash flows from them will not cover the investments and based on their fair value which was calculated using discounted cash flows model, wrote off $7.5 million of its investments in the two sites.

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

      During the period from April to September 2002, ICTS purchased 4,106,895 shares of Inksure Technologies Inc. ("Inksure"), which represents 34.3% of Inksure's outstanding shares for a purchase price of $5,986. In October 2002, Mr. Elie Housman, the Chairman of the Board of Inksure, was appointed to the ICTS Supervisory Board. Mr. Sass, a member of the ICTS Supervisory Board and one of our directors was elected to the Board of Inksure. Mr. Getter is also a member of the Board of Inksure. Messrs. Housman, Getter and Sass, as well as an entity associated with the Atzmon Family Trust, own shares and warrants in Inksure. In addition, Messrs. Housman, Getter and Sass hold options to purchase Inksure securities. Inksure develops markets and sells customized authentications systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. In June 2003 and April 2004 the Company participated in Inksure's private placements purchasing 174,542 and 544,118 additional shares, respectively at an aggregate purchase price of $192 and $370, respectively. In 2006 the supervisory board authorized the management to sell its investment in Inksure. During December 2006 the Company sold 155,000 shares of Inksure at a price of $2.70 per share. As of December 31, 2006 the Company owns approximately 29.5% of the outstanding shares of Inksure. The market value as of December 31, 2006 is approximately $14.7 million.

      On July 7, 2005, the Company has signed an agreement, with a related party, to sell its rights of ownership in a long-term deposit, and to transfer the related long-term loan which was received as part of the arrangement with a bank, for consideration of $1.2 million. As of June 30, 2005 the net book value of the deposit and the long-term loan was $1.2 million. The total loss from the selling amounted to $316.

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

      In June 2005, the company granted the lessee an option to purchase the leased equipment for an amount of $5 million plus an amount equal to the related loan balance on the exercise date, thus providing for the possibility of the early termination of the leasing agreement. The validity of the option started on June 1, 2005 until September 30, 2006. As a consideration for granting the option fee the lessee had to pay ICTS an option fee of $20 per month, which will be reduced from the $5 million in case of exercising the option.

      In July 2005 the company received an advanced payment of $1 million on lease installments which will be reduced from the purchase price of $5 million in case that the option will be exercised.

      On December 28, 2005 the lessee exercised the option. The net value of the equipment as of the purchase date was (euro) 9,775 (equal to $11,554 on that date). The loss from the selling total to $4,774. On January 2006 the company signed a loan agreement with the owner of the lease company in which he received a loan of (euro)1million ($1.2 million as of December 31, 2005) for 6 months bearing an interest of 5.45%. The entire loan was repaid by May, 2006.

      As of June 30, 2007, the company received loans in an aggregate amount of $5,424, from a related party as part of bridging finance. These loans are evidenced by secured Promissory Note. All accrued but unpaid interest is due and payable up to one year from April 1, 2007. Interest accrues at prime rate plus
1.5 percent and the obligations are secured by the pledge of 2,157,895 shares of common stock of Inksure Technologies Inc. These future loans shall be payable on demand and part of them shall also be secured by part of the pledge of the Inksure stock. Parts of the loans are, at the option of the lender, convertible into the company's Common Stock at a price of $3.50 per share.

Item 8. Financial Information

      Consolidated Statements and Other Financial Information.

            See pages F-1 through F-53 incorporated herein by reference.

      Legal Proceedings

      As a result of the September 11th terrorists attacks numerous lawsuits have commenced against Huntleigh and ICTS. Huntleigh and ICTS have been named in approximately 64 and 61 lawsuits, respectively. All of the cases were filed in the United States District Court, Southern District of New York. The cases arise out of Huntleigh's airport security service for United Flight 175 out of Logan Airport in Boston, Massachusetts. All of the cases involve wrongful death except 16 which involve property damage. The cases are in their early stages. A number of these cases have been settled or are in the process of being settled at no cost to the Company.

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

      The Company has commenced an action against the U.S. Government with regard to the Fifth Amendment rights relating to the taking of its business. In December 2004 the Court denied the Government's Motion to Dismiss the case. The trial for this action has been held and the court has decided against the Company. The Company has appealed the decisions.

      The company is in dispute with Fraport A.G. International Airport Services Worldwide in relation to alleged unlawful use of the letter combination "ICTS" by the company. Fraport initiated proceedings before the district court of Amsterdam, which are still pending. The principal amount claimed is (euro)57.65 million. However, this claim is based on an alleged incorrect interpretation of the underlying contractual obligation. If the court follows the Company's interpretation, the maximum liability is (euro)700 ($923 as of December 31, 2006). The Company filed a counter claim of (euro)2.45 million ($3.2 million as of December 31, 2006) (or, under the condition that Fraport's interpretation is followed, (euro)73.5million equal to $96.9 million as of December 31, 2006). Currently this action is stayed pending settlement discussions between the parties.

      In September 2005, Avitecture, Inc. (f/k/a Audiovisual-Washington, Inc.) ("Avitecture"), filed a Demand for Arbitration and Mediation against ITA-Atlantic City, LLC ("ITA") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated March 20, 2003, ITA owes Avitecture $222 for audio, video and control systems it provided for ITA's use in a tourist attraction in Atlantic City, New Jersey, but for which Avitecture claims it has not been paid. The case was decided against the Company in an arbitration proceeding awarding Avitecture $200. The Company is seeking to overturn this decision.

      In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against Explore Atlantic City, LLC ("Explore") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated October 28, 2003, Explore owes Turner $948 thousand for work and/or services performed pursuant to the contract, but for which Explore has not paid Turner. In an arbitration proceeding the arbitrator awarded Turner $956 plus interest and costs which award was affirmed to appeal.

      In December 2005, Barlo Associates, P.A. ("Barlo") filed a Demand for Arbitration and Mediation against Explore Atlantic City, LLC with the American Arbitration Association in Somerset, NJ. The Demand for arbitration alleges that pursuant to a written agreement dated April 16, 2002, Explore owes Turner $21 thousand for architectural work and/or services performed pursuant to the contract, but for which Explore has not paid Barlo. This matter has been settled for $10 in 2006.

      The TSA filed with the Office of Dispute Resolution for Acquisition ("ODRA") a contract dispute in connection with the contract entered into in February, 2002 by Huntleigh seeking reimbursement of an alleged overpayment of principal in the amount of $59.2 million. This claim follows the lawsuit which Huntleigh has already filed against the TSA for its breaches of its contract with Huntleigh. Both claims are now pending in mediation.

      Huntleigh is vigorously challenging the TSA's claim which it asserts is devoid of any factual or legal merit. The TSA's filing comes on the heels of a recent decision by ORDA granting Huntleigh's motion for partial Summary Judgment against the TSA. ODRA has granted Huntleigh's motion for partial Summary Judgment on Huntleigh's claim that the TSA breached the contract by failing to give appropriate notice for transitioning airport locations. A separate hearing will be held to determine the amount of damages due to Huntleigh on this claim. With regards to the claim for the $59.2 million overpayment, Huntleigh has filed a motion to dismiss the action. With regards to the claim for the $59.2 million overpayment, Huntleigh has filed a motion to dismiss the action which has been denied.

      In a letter dated November 21, 2003, the U.S. Department of Labor ("DOL") advised Huntleigh that it had failed to comply with a clause included in its contract with the TSA under which Huntleigh had supposedly been required to pay its employees certain minimum wages. The DOL now claims that under this clause Huntleigh owes such employees an amount of approximately $17.5 million and has requested that Huntleigh makes such payment forthwith. On any amount so due, Huntleigh will also be required to pay certain employment taxes of approximately 20%.

      In March 2006, the DOL filed a complaint against Huntleigh stating that under payments amounted to $7.1 million which complaint was amended to $17.5 million by adding fringe benefits. No assurance can be given as to the ultimate outcome or success to Huntleigh with the position it is taking. The Company has made a provision in its financial statements in an amount the Company deemed sufficient to account for its exposure for the above claim.

      The Company's 40% owned affiliate, Ramasso, which operated the Time Elevator in Rome filed for bankruptcy. The receiver in the bankruptcy has filed a proceeding against the financial institution which provided loans to Romasso to recover a security deposit in the amount of (euro)866 ($1 million as of December 31, 2005) which the financial institution held as security and applied against its outstanding indebtedness as a result of Romasso's defaults. The financial institution has impleaded the company on its guarantee to the financial institution, if the financial institution is required to return the security deposit to the receiver in the bankruptcy. During 2006 the financial institution has withdrawn its claim against the Company and has filed a Notice of Discontinuance against the Company.

      In 2005 the Company's subsidiary ICTS USA, Inc. filed a refund claim with the Internal Revenue Service ("IRS") in an amount in excess of $2 million. The refund has not yet been received by the Company. The Company made a demand to the IRS for the refund. Thereafter, by letter dated August 15, 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division is ongoing by a grand jury regarding possible criminal tax violations by the subsidiary for the tax years 2002 and 2003 regarding certain royalty payment made to the Company. As a result of the investigation the Company believes that the refund had been put on hold. Although it is not possible at this time to determine the outcome of this matter, should the result of the IRS investigation prove unsatisfactory to the Company, this will have a material adverse effect on the Company.

      On August 30, 2006 the Company filed a complaint in the United States District Court for the Southern District of New York against the United Stated and Area Director - Technical Compliance, Internal Revenue Service to recover the refund in the amount of $2,470. In addition, the Company has filed an administrative claim against the IRS in order to recover the same refund as well as damages. The case was dismissed.

      Two of the Company's subsidiaries have been sued by their landlord (which is the same entity) alleging breach of the respective leases. One suit is in Baltimore affecting the Company's Explore Baltimore facility, and the other is in the Superior Court of New Jersey affecting the Company's Explore Atlantic City facility. Through legally defective service, the landlord was able to obtain orders for possession of both of these locations. A petition to open the Atlantic City action has been filed and one is being prepared for the Baltimore action. In both the cases the landlord is seeking unpaid rent for the entire term of the leases. In the Atlantic City case the amount sought is $5,970 and in the Baltimore case the amount is $4,441. With a resolution of both actions being discussed, a standstill of the proceedings is being negotiated.

      On August 2006 the Company was informed that Rogozin Industries Ltd (in liquidation) filed a litigation regarding a payment of $340 it paid during 2001, which according to the litigation, ICTS is guaranteeing. This matter was settled in 2007 without any cost to the Company.

      Significant Changes

      As of the management decision to cease the operations of the Leasing and the Entertainment activities, in 2005 the presentation of the financial statements was changed, including the comparative numbers. The new presentation is according to FAS 144 and it separates the financial information of the discontinued operations from the continuing operations.

Item 9. The Offer and Listing

      ICTS's shares of common stock are currently traded on the Bulletin Board OTC under the symbol ICTS.OB.

      The reported high and low closing sales prices per share during each quarter were as follows:

2004                                    High               Low
----                                    ----               ---
First quarter                          $3.98             $3.03
Second quarter                         $8.42             $3.25
Third quarter                          $3.47             $1.37
Fourth quarter                         $2.07             $1.35

2005                                    High               Low
----                                    ----               ---
First quarter                          $3.23             $1.58
Second quarter                         $2.89             $1.81
Third quarter                          $3.08             $2.11
Fourth quarter                         $2.81             $2.39

2006                                    High               Low
----                                    ----               ---
First quarter                          $2.54             $2.18
Second quarter                         $2.33             $1.65
Third Quarter                          $1.90             $1.06
Fourth Quarter                         $2.30             $0.10

2007                                    High               Low
----                                    ----               ---
First Quarter                          $2.79             $2.00

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

      General Meetings of Shareholders

      The Company's general meetings of shareholders will be held at least once a year, not later than six months after the end of the fiscal year. Notices convening a general meeting will be mailed to holders of registered shares at least 15 days before the general meeting and will be published in national newspapers in The Netherlands and abroad in countries where the Company's bearer shares are admitted for official quotation. In order to attend, address and vote at the general meeting of shareholders, the holders of the Company's registered shares must notify it in writing of their intention to attend the meeting and holders of the Company's bearer shares must direct the depository to their bearer shares, each as specified in the published notice. The Company currently does not solicit from or nominate proxies for its shareholders and is exempt from the proxy rules of the Securities Exchange Act of 1934. However, shareholders and other persons entitled to attend the general meetings of shareholders may be represented by proxies with written authority. During 2007 such a meeting was not held yet.

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

      Approval of Annual Accounts

      The Company's annual Netherlands statutory accounts, together with a certificate of its auditors, will be submitted to the general meeting of shareholders for approval. Consistent with business practice in The Netherlands and as provided by the Company's Articles of Association, approval of the annual accounts by the shareholders discharges the Management Board and the Supervisory Board from liability for the performance of their respective duties for the past financial year. Under Netherlands law, this discharge is not absolute and will not be effective with respect to matters which are not disclosed to the shareholders. The Dutch annual accounts for 2006 and 2005 were not approved yet by the shareholders.

      Liquidation Rights

      In the event of the Company's dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be divided proportionately among the holders of the common shares.

      Issues of Shares; Pre-emptive Rights

      The Company's Supervisory Board has the power to issue shares. The shareholders have by a authorizing resolution provided such authority for a five year period ending June 30, 2011. The number of shares the Supervisory Board is authorized to issue must be set at the time of the resolution and may not exceed 17,000,000 shares of the common shares then outstanding.

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

      On December 6, 2006, shareholders authorized the Company, for a period of 18 months, to expend funds up to $6.5 million to repurchase common shares in the open market at prices not to exceed $10 per share. As of June 30, 2007 the Company has not re-purchased any shares.

      Material contracts

      For material contracts See "Item 8 - Financial Information".

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

      Foreign Tax Credits

      U.S. Holders will generally be entitled to claim a credit against their United States federal income tax liability for the amount of Netherlands dividend withholding tax imposed on dividends paid to U.S. Holders. See Netherlands Dividend Withholding Tax. U.S. Holders who are entitled to the benefits of a reduced rate of Netherlands dividend withholding tax under the U.S. Tax Treaty will be allowed a credit for only the amount of withholding tax provided for under the U.S. Tax Treaty (i.e. 15%). However, the full amount of the dividend, including any withheld amounts in excess of 15%, will be subject to current United States federal income taxation whether or not such Holder obtained a refund of the excess amount withheld. The U.S. Holder is also entitled to a U.S. foreign tax credit for Dutch corporate taxes assessed on the earnings and profits that are distributed. To the extent that Dutch corporate income tax has reduced the accumulated earnings and profits (i.e. the taxes have been paid or at least accrued with an assessment), these taxes accompany the dividend at the same pro-rata percentage as the dividend to the accumulated earnings and profits. The dividend income against which U.S. tax is assessed must be grossed up by the amount of Dutch taxes to be claimed as a credit in order to reverse the effect of the reduction to taxable earnings and profits. The amount of the credit for Netherlands income tax in accordance with the U.S. Tax Treaty will be subject to limitations contained in the foreign tax credit provisions of the Code. In the event the Company pays a dividend to a U.S. Holder out of the earnings of a non-Dutch subsidiary, however, it is possible that under certain circumstances such U.S. Holder would not be entitled to claim a credit for a portion of any Dutch taxes withheld by the Company from such dividend. The portion of Dutch withholding tax that may not be creditable in this instance equals a maximum of 3% of the gross amount of such dividend (or 20% of the Dutch taxes withheld in the case of a U.S. Holder entitled to claim a 15% withholding rate under the U.S. Tax Treaty). This limitation could only potentially apply under circumstances where the Company pays dividends on the shares.

      Depending on the particular circumstances of the U.S. Holder, dividends accrued from shares will generally be classified, for foreign tax credit purposes, as passive income or financial services income. A U.S. Holder who finds it more advantageous because of such limitations, to claim The Netherlands dividend withholding tax as a deduction instead of a credit may do so, but only for a year for which such Holder does not claim a credit for any foreign taxes. If the U.S. Holder is a U.S. partnership, trust, or estate, any tax credit is available only to the extent that the income derived by such partnership, trusts, or estate is subject to U.S. tax on the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be.

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

      If the Company or any of its subsidiaries is or becomes a FPHC, each U.S. Holder of the Company (including a U.S. corporation) who held stock in the Company on the last day of the taxable year of the Company, or, if earlier, the last day of its taxable year in which a U.S. Group existed with respect to the Company, is required to include in gross income as a dividend such shareholder's pro rata portion of the undistributed FPHC income of the Company or the subsidiary, even if no cash dividend was actually paid. In this case, if the Company is a FPHC, a U.S. Holder is entitled to increase its tax basis in the shares of the Company by the amount of a deemed dividend from the Company. If a subsidiary of the Company is a FPHC, a U.S. Holder in the Company should be afforded similar relief, although the law is unclear as to the form of the relief.

      Taxes in The Netherlands

      The following is a general non-exhaustive discussion of the tax laws in The Netherlands as they relate to the operations of the Company.

      Corporate Income Taxes

      ICTS is incorporated under the laws of The Netherlands and is therefore subject to the tax laws of The Netherlands. In 2006 the standard corporate income tax rate was 25.5% applicable for taxable profits up to (euro)22,689 and 29.6% for the excess. In 2007, these rates are 20% for profits up to
(euro)25,000, 23.5% for profits between (euro)25,000 and (euro)60,000 and 25.5% for profits in excess of (euro)60,000.

      ICTS and a number of its Dutch resident subsidiary companies form a fiscal unity for Dutch corporate income tax purposes. As a result, Dutch corporate income tax is levied from these entities on a consolidated basis at the level of ICTS.

      For Dutch corporate income tax purposes business affiliates should calculate their profits at arms length. In case in transactions between such affiliates conditions are made or imposed (transfer prices) which differ from those conditions which would have been made or imposed between independent entities in the free market, the profits of those entities are determined as if the latter conditions had been agreed.

      Participation Exemption

      In general, the Dutch participation exemption is applicable to a shareholding held by ICTS in a subsidiary company in case the following conditions are met:

(i)   The subsidiary company has a capital divided into shares; and

(ii) ICTS holds at least 5% of the nominal paid-in share capital of the subsidiary company; and

(iii) ICTS does not hold the shares in the subsidiary company as inventory.

      In case of a shareholding in a non-Dutch resident subsidiary company, the following additional conditions are applicable:

(iv) The subsidiary company is subject to a tax on profits in its state of residence; and

(v) The shares in the subsidiary company are not held by ICTS as a portfolio investment, including shareholdings in passive group financing companies.

Regardless of the above, a shareholding of 20% or more in a qualifying EU resident subsidiary company that can be considered as a portfolio investment in principle still falls within the scope of the participation exemption, provided that all other above conditions are met and subject to certain anti-abuse provisions.

      As from 2007 conditions (iii)-(v) above for the application of the participation exemption will be abolished. Further, the different treatment of shareholdings in Dutch and foreign and of EU and non-EU subsidiaries will disappear. Instead, the participation exemption will be applicable to shareholdings in subsidiary companies of at least 5%, unless (1) the subsidiary company can be considered as a low-taxed company; and (2) the shareholding in the subsidiary company qualifies as a portfolio investment.

      A subsidiary company is considered as a low-taxed company in case the company is not subject to a profit tax that equals at least an effective tax rate of 10% over a taxable base determined according to Dutch standards.

      Whether or not a shareholding in a subsidiary company qualifies as a portfolio investment is determined based on an asset test at the level of the subsidiary. A shareholding is qualified as a portfolio investment if the assets of the subsidiary directly or indirectly consist predominantly (i.e. for more than 50%) of "free portfolio investments", being portfolio assets that are not used for business activities, including assets used for passive group financing activities. The test must be applied from the perspective of the subsidiary itself. The participation exemption will in principle be applicable by definition in case 90% or more of the assets of the subsidiary company consist of real estate.

      In case the participation exemption is applicable, income in the hands of ICTS arising from dividends paid by subsidiaries or capital gains from the disposal of its shares in such subsidiaries is exempt from corporate income tax in The Netherlands. Apart from special provisions in relation to certain liquidation losses, capital losses incurred in relation to qualifying participations are not deductible for Dutch corporate income tax purposes.

      In case the participation exemption is not applicable, income derived from a subsidiary company will be grossed up and taxed in the hands of ICTS against ordinary corporate income tax rates, whilst a credit is allowed for underlying taxes. Income derived from totally exempt portfolio participations will not be grossed up, nor can a credit for underlying taxes be claimed.

      Costs related to the acquisition of qualifying participations are not deductible. Other expenses relating to participations, regardless of whether they are resident in The Netherlands or abroad, are in principle fully deductible. As from 2007, costs related to the disposal of participations falling within the scope of the participation exemption will also no longer be deductible.

      Interest deduction limitations

      As per January 1, 2004, thin capitalization rules were introduced in the Netherlands which include restrictions on the deductibility of interest in the case of companies that are excessively financed by debts. A company is regarded as excessively financed by debts if the average annual debt for tax purposes exceeds three times the average annual equity for tax purposes to the extent that the excess is larger than (euro)500,000. As an alternative to applying the fixed 3:1 debt/equity ratio, as a safe harbour, ICTS may from year to year decide to apply the average debt/equity ratio of the group of companies to which it belongs as its maximum debt/equity ratio based on the statutory commercial (consolidated) accounts. The amount of non-deductible interest is limited to interest due to affiliated group companies (to the extent that such interest exceeds interest received from affiliated group companies).

      Besides the thin-capitalization regulations, Dutch tax law includes various other sets of anti-abuse provisions in relation to deduction of interest.

      Loss compensation

      As a general rule, losses can be carried forward by ICTS indefinitely or carried back to the three preceding book-years, subject to certain anti-abuse provisions in relation to the trade in compensable losses.

      Limitations on loss compensation may also apply in the case of so-called "holding losses", being -shortly summarized- losses incurred in a book-year during which the activities of ICTS (jointly with the subsidiary companies that form part of the fiscal unity for Dutch corporate income tax purposes) for the entire or almost entire year entirely or almost entirely consist of the holding of participations or the (in)direct financing of related companies. This will be deemed not to be the case if at least 25 employees are engaged in other activities on a full-time basis.

      As from 2007 the term for carry-back of losses will be reduced from three years to one year. Further, the term for carry-forward of losses will be limited to nine years. Not yet compensated losses will vaporize after these terms have lapsed. Based on transitional rules, losses sustained in book-years up to and including 2002 may be set off against profits of book-years up to and including 2011.

      Corporate Income Tax 2007 Act, other changes

      Based on the recently adopted Corporate Income Tax 2007 Act, as per 1 January 2007 various other changes will be introduced to the Dutch corporate income tax regime. Next to the changes already mentioned above amongst others an "interest box" and a "patent box" will be introduced in the Netherlands (subject to approval from the European Committee).

      In the interest box regime, subject to certain conditions, the positive balance of interest receivable from and payable to group companies will be taxed against an effective tax rate of 5% (up to a certain maximum depending on the amount of equity for tax purposes). Application of the interest box regime is optional. Therefore, ICTS may determine itself whether or not to apply the interest box regime. If applied, the interest box regime must in principle be applied by all Dutch resident group companies for a period of at least 3 years.

      In the patent box regime, income from self developed intangible assets will be taxed against an effective tax rate of 10%. In general, the maximum amount of income to be taxed against this special rate is limited to 4 times the total costs made in relation to the intangible assets. Application of the patent box is only possible in relation to intangible assets for which a patent is granted. Further, application of the patent box regime is subject to the condition that the income generated with an intangible asset can for 30% or more be attributed to the patent. Brands, images and similar assets are excluded from the patent box regime. Application of the patent box regime is optional. ICTS may also decide to deduct R&D costs against other regularly taxed income when determining its taxable income. At a later stage, subject to certain conditions aimed at avoiding that costs are deducted against regular corporate income tax rates whereas income is taxed under the patent box regime against an effective rate of 10%, ICTS may in this case in principle still decide to apply the patent box regime.

      Further, as per 1 January 2007 restrictions will be introduced on the depreciation period of goodwill and other business assets. The minimum depreciation period for goodwill will be 10 years. The minimum depreciation period for other business assets will be 5 years. It should still be possible to value assets at lower going-concern value. Further, restrictions will be introduced on the depreciation of real estate property. Shortly summarized, depreciation of investment property will no longer be allowed in case the book-value of the property falls below the official fair market value of the property for tax purposes. The depreciation of real estate property used as part of a trade or business will be allowed as long as the book-value of the real estate property does not fall below 50% of the official fair market value of the property for tax purposes.

      Dutch Tax Consequences of Holding Shares

      The following is a general non-exhaustive summary of Dutch tax consequences to a holder of Common Shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder") and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change, possibly on a retroactive basis. The summary does not address taxes imposed by The Netherlands other than dividend withholding tax, personal income tax, corporate income tax and gift and inheritance tax. The discussion does not address the tax consequences under tax laws in any other jurisdiction besides The Netherlands.

      Dividend Withholding Tax in The Netherlands

      ICTS currently does not anticipate paying any dividends in the foreseeable future. To the extent that dividends are distributed by ICTS, such dividends ordinarily would be subject, under the tax laws of The Netherlands, to a withholding tax at a rate of 25%. In 2007, the domestic Dutch dividend withholding tax rate will be reduced to 15%. Dividends include distributions in cash or in kind, deemed dividends and redemption and liquidation proceeds in excess of, for Dutch tax purposes, recognized paid-in capital. In case there are profits or in case profits can be anticipated, the repayment of ICTS' share premium is in principle also subject to dividend withholding tax. Further, share dividends are subject to Dutch dividend withholding tax, unless distributed out of the paid-in share premium of ICTS as recognized for tax purposes in The Netherlands.

      A non-resident Shareholder can be eligible for a reduction or a refund of Dutch dividend withholding tax under a tax convention which is in effect between the country of residence of the shareholder and The Netherlands. The Netherlands has concluded such conventions with, among others, the United States, most European Union member states, Canada, Switzerland and Japan. Under most of these conventions, dividend withholding tax in The Netherlands is effectively reduced to a rate of 15% in the case of an individual shareholder or less in the case of a corporate shareholder.

      Under the tax convention currently in force between the United States and The Netherlands (the "Treaty"), dividends paid by ICTS to an individual shareholder resident in the United States or a corporate shareholder organized under the laws of the United States or any State or territory thereof holding less than 10% of the voting power in ICTS (each, a "U.S. Treaty Shareholder"), are generally eligible for a reduction of Dutch dividend withholding tax to 15%, provided that they are entitled to the benefits of the Treaty, unless such U.S. Treaty Shareholder has a permanent establishment or permanent representative in The Netherlands to which or to whom the Common Shares are attributable. Subject to certain conditions, the dividend withholding tax rate may be reduced to 5% or 0% in case a qualifying US resident corporate shareholder would hold at least 10% respectively at least 80% of the voting power in ICTS.

      Generally, there is no dividend withholding tax applicable in The Netherlands on the sale or disposition of Common Shares to persons other than ICTS or its subsidiaries or affiliates. In case of sale or disposition of Common Shares to ICTS or any of its subsidiaries, dividend withholding tax in The Netherlands may apply. However, after January 1, 2001, in limited circumstances, Dutch dividend withholding tax will not apply to repurchases of shares by ICTS.

      In addition, in an effort to reduce the practice of dividend stripping to reduce or avoid the applicable taxes, the Dutch tax authorities have introduced new laws to avoid such practices effective retroactively as from April 27, 2001.

      Income Tax and Corporate Income Tax in The Netherlands

      Based on Dutch domestic tax law, a non-resident Shareholder is subject to Dutch income tax and Dutch corporate income tax with respect to dividends distributed by ICTS on the Common Shares or with respect to capital gains derived from the sale or disposal of Common Shares in case:

            (a) the non-resident Shareholder carries on a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable; or

            (b) the non-resident Shareholder has a direct or indirect substantial interest or deemed substantial interest in the share capital of ICTS as defined in the tax code in The Netherlands, which interest does not form part of the assets of an enterprise of that non-resident Shareholder; or

            (c) the non-resident Shareholder is entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than through ownership of securities or, in the case of an individual shareholder, through employment, to which enterprise the Common Shares are attributable.

      Generally, there is a substantial interest in the share capital of ICTS if the non-resident Shareholder, alone or together with his or her partner (spouse, registered partner or other individuals as defined in the Dutch 2001 Personal Income Tax Act, owns, directly or indirectly, (i) 5% or more of the issued capital of any class of shares in ICTS, (ii) options to acquire 5% or more of the issued capital of any class of shares or (iii) profit-sharing rights to 5% or more of the annual profits or liquidation distributions of ICTS. If an individual, alone or together with his partner, does not have a substantial interest based on these tests, he or she may nevertheless be deemed to have a substantial interest in case certain relatives hold a substantial interest in ICTS. In case of a substantial interest held by a corporate shareholder, a receivable the non-resident Shareholder has from ICTS may also belong to such substantial interest. Non-resident Shareholders owning a substantial interest in ICTS may be subject to income tax upon the occurrence of certain events, for example when they cease to own a substantial interest.

      The Netherlands' right to levy tax with respect to dividends distributed by ICTS to a non-resident Shareholder or capital gains derived from the sale or disposal of shares in ICTS by a non-resident Shareholder may be limited under a tax convention which is in effect between the country of residence of the shareholder and The Netherlands.

      In case Dutch income tax is due with respect to dividends distributed by ICTS, Dutch dividend withholding tax levied with respect to such dividends can be credited against the income tax due as a pre-tax.

      Special rules may apply to non-resident Shareholders who owned a substantial interest or deemed substantial interest under the rules applicable at any time in the past and to non-resident Shareholders who own a substantial interest or deemed substantial interest as a result of modifications of the tax regime for substantial interest holders.

      As of January 1, 2001, if certain conditions are met a non-resident individual taxpayer can opt to be treated like a resident of The Netherlands for tax purposes. This choice will allow the individual to benefit from deductions and other tax benefits only available to residents of The Netherlands. Whether or not such choice could be beneficial should be determined separately in each individual case.

      Gift, Inheritance Tax and Transfer Tax Upon Gift or Death in The
Netherlands

      A gift or inheritance of Common Shares from a non-resident Shareholder will be subject to gift, inheritance tax, and transfer tax upon gift or death in The Netherlands in case:

            (a) (i) the Common Shares are an asset attributable to a Dutch resident enterprise or to a permanent establishment or a permanent representative of a non-resident enterprise, as well as the Common Shares are an asset that comes of a co-entitlement other than being a shareholder, in such an enterprise, or (ii) the non-resident Shareholder is entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than through ownership of securities or through employment, to which enterprise the Common Shares are attributable; or

            (b) the Common Shares held by the non-resident qualify as "fictitious real estate holdings" for Dutch real estate transfer tax purposes; or

            (c) the non-resident Shareholder has been a resident of The Netherlands at any time during the ten years preceding the time of the gift or death and is a national of The Netherlands at the time of the gift or death; or

            (d) for purposes of the tax on gifts, the non-resident Shareholder has been a resident of The Netherlands at any time during the twelve months preceding the time of the gift; or

            (e) the beneficiaries of a deceased non-resident Shareholder have requested the treatment of the deceased Shareholder as a resident of The Netherlands according to the Dutch inheritance taxes; or

            (f) In case of a gift of the Common Shares by a non-resident Shareholder, the recipient has requested to have the donor treated as a resident of The Netherlands for Dutch gift tax purposes.

      Tax assessment in the U.S.

      Under an ongoing tax examination, started in early 2005, by the U.S. tax authorities of the U.S. subsidiaries of the Company, through the years ended December 31, 2003. The U.S. subsidiaries were required to provide information regarding their treatment of certain expenses. Based on the issues raised, the tax authorities' position and a professional opinion the Company has received, the Company has included a provision in its accounts based on its tax advisors calculations. The Company's management believes that the applicable provision in its financial statements as of December 31, 2006 is adequate to cover probable costs arising from this tax examination if and when they will become to Tax assessments. The matter is under criminal investigation in the Justice Department.

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

      Subsidiary Information

      Not applicable

Item 11. Quantitative and Qualitative Disclosure About Market Risk

      Foreign Currency Exchange Risk - Only applies to Companies operations outside the USA. In 2006 about 77 percent of the Companies revenues were derived in the USA.

      See financial statements note 19.

Item 12. Description of Securities Other than Equity Securities

      Not applicable

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

      Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      Not applicable

Item 15. Controls and Procedures.

      We maintain controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our filings under the Securities Exchange Act of 1934, is recorded, processed, summarized is accurate and reported on a timely basis.

      The Company's management has evaluated the effectiveness of disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the principal executive officer and principal financial officer are aware of the weaknesses related to internal control over financial reporting as described below.

During the year end, December 31, 2006 the Company experienced material weaknesses involving its systems and processes in the Huntleigh entity as follows:

      *     Bank accounts were not reconciled properly on a monthly basis.

      * Cash receipts in relation to the Skycap Program are not always deposited timely.

      * Segregation of duties relating cash disbursements should be supervised and improved.

      * Billing and collection procedures are primarily manual and should be automated. This will improve the collection efforts and minimize billing errors.

      * Payroll records should be maintained and updated in central location.

      * The Company lack documentation, policies and procedures regarding preparation of the financial statements, related disclosures and IT systems.

      Over all, the Company's financial department lacks financial accounting expertise in most of its different locations which might increase the likehood for errors in the financial statements.

      Although we have begun to undertake measures to rectify these material weakness, substantial improvements are required and the Company will continue to evaluate the effectiveness of our disclosure controls and procedures and may make such changes from time to time as we consider necessary and appropriate.

Item 16A. Audit Committee Financial Experts

      The financial experts of the Audit Committee consist of Philip M. Getter, Gordon Hausmann and Eytan Barak. All members are independent, with no relationship with management. Mr. Getter has and Mr. Eytan Barak have financial expertise. Mr. Getter is the Chairman of the Audit Committee and Eytan Barak is a C.P.A. (Israel).

Item 16B. Code of Ethics

      The Company has adopted a Code of Ethics for principal's executive officers and senior financial officers.

Item 16C. Fees Paid to Our Independent Registered Public Accounting Firm

      The following table sets forth the aggregate fees billed by our registered independent auditors for services rendered to us for the years ended December 31, 2005. No services were performed by, or fees incurred to, Mahoney Cohen & Company, CPA, P.C. ("MC") in connection with financial information services design and implementation projects during 2006. No services were performed by, or fees incurred to, Goldstein, Golub and Kessler LLP ("GGK") in connection with financial information services design and implementation projects 2005. The fees billed by MC, our independent registered public accounting firm, and GGK our prior independent registered public accounting firm, for audit and other professional services during 2006 and 2005, respectively, are summarized below. The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee.

                                       2006            2005
         Audit fees:
         Audit fees                     450             435
         Audit related fees
         Sub-total                      450             435
         Non-Audit services:
         Tax fees
         Total fees                     450             435

Goldsten, Golub and Kessler LLP were the 2005 auditors. In 2006 the Company changed its auditors to Mahoney Cohen & Company, CPA, P.C.

Item 16D. Exemptions from listing standards for Audit Committees.

      One of the Company's directors who acts as the chairman of the Company's Audit Committee is also a director and chairman of the Audit Committee of one of the Company's affiliates. Other than such affiliation such director meets the independence requirement for each such entity.

                                    PART III

Item 17. Financial Statements. See Item 18.

Item 18. Financial Statements.

      Reports of Independent Registered Public Accounting Firms.

      Consolidated Financial Statements.

      Consolidated Balance Sheets.

      Consolidated Statements of Operations and Comprehensive Operations Consolidated Statements of Changes in Shareholders' Equity.

      Consolidated of Statements of Cash Flows.

      Notes to Consolidated Financial Statements.

Item 19. Exhibits.

      1.    Articles of Association of the Company.*

      2.    Specimen of the Company's Common Stock.*

      3. Code of Ethics for Principal Executive Officers and Senior Financial Officers.**

      Certification by the Registrant's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      Certification by the Registrant's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

                                    ICTS INTERNATIONAL N.V.

                                    By: /s/ Avraham Dan
                                    ----------------------------
                                    Name: Avraham Dan
                                    Title: Managing Director and
                                    Chief Financial Officer

Date: July 17, 2007

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

         Consolidated statements of operations and
         comprehensive operations                                            F-6

         Consolidated statements of changes in shareholders'
         equity (deficiency)                                                 F-7

         Consolidated statements of cash flows                               F-8

Notes to consolidated financial statements                                  F-10

                             ICTS INTERNATIONAL N.V.

                               2006 ANNUAL REPORT

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

         Consolidated Statements of Changes in
            Shareholders' Equity (Deficiency)                                F-7

         Consolidated Statements of Cash Flows                               F-8

Notes to consolidated financial statements                                  F-10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  To the Board of Directors and Shareholders of
                             ICTS INTERNATIONAL N.V

      We have audited the accompanying consolidated balance sheet of ICTS International N.V. and subsidiaries as of December 31, 2006, and the related consolidated statements of operations and comprehensive operations, changes in shareholders' 1equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICTS International N.V. and subsidiaries as of December 31, 2006, and the results of their operations, changes in shareholder equity (deficit) and their cash flows for the years ended in conformity with accounting principles generally accepted in the United States of America.

      As disclosed in Notes 1, 14 and 17, the Company is involved in significant litigation certain of which relates to the September 11, 2001 terrorist attacks in the United States and the Company's insurance carriers have canceled all its war risk policies. In addition, the Company is involved in other potential contingencies including but not limited to (a) a dispute between the Company and the United States Transportation Security Administration ("TSA"), with respect to the basis of calculation of payments for security services rendered by the Company in 2002, in respect of which, the TSA might be claiming refund of material amounts, (b) a potential Department of Labor ("DOL") liability of up to $17.3 million, (c) an investigation by the U.S Department of Justice, Tax Division, regarding possible criminal tax violations by ICTS USA, Inc. for the tax years 2002 and 2003 pertaining to royalty deductions, (d) potential lawsuits pertaining to the Company's discontinued operations of Explore USA (e) the successful renewal of Procheck and NAS contracts.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1, 14 and 17 to the financial statements, the Company has suffered recurring losses from operations, and has a net working capital deficiency, and is subject to potential contingencies as discussed in the proceeding paragraph. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 1(b). The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Mahoney Cohen & Company, CPA, P.C.
New York, New York
July 17, 2007

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of
                             ICTS INTERNATIONAL N.V.

We have audited the accompanying consolidated balance sheet of ICTS International NV. and subsidiaries ("the Company") as of December 31, 2005 and the related consolidated statement of operations and comprehensive operations, changes in shareholders' equity (deficiency) and cash flows for the years then ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and the consolidated results of their operations, the changes in their shareholders' equity (deficiency) and their cash flows for the year then ended December 31, 2005 and 2004, in conformity with United States generally accepted accounting principles.

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

GOLDSTEIN GOLUB KESSLER LLP
New York, New York
April 8, 2006

                             ICTS INTERNATIONAL N.V.
                           CONSOLIDATED BALANCE SHEETS
                     (US $ in thousands, except share data)

                                                                                                                 December 31,
                                                                                                       -----------------------------
                                                                                                        2006                   2005
                                                                                                       -------               -------
                           A s s e t s
CURRENT ASSETS:
     Cash and cash equivalents                                                                         $ 1,743               $ 5,927
     Restricted cash and short term investments                                                            665                 3,724
     Accounts receivable (net of allowance for
     doubtful accounts of $994 and $1,237 as of
     December 31, 2006 and 2005, respectively)                                                          13,316                13,639
     Prepaid expenses                                                                                    1,309                 1,335
     Other current assets                                                                                  411                   337
     Current assets from discontinued operations                                                            75                   482
                                                                                                       -------               -------
     T o t a l current assets                                                                           17,519                25,444
                                                                                                       -------               -------
INVESTMENTS AND LONG TERM RECEIVABLES:
     Investments in associated companies                                                                 2,513                 2,989
     Other investments                                                                                     380                   495
     Restricted cash                                                                                     3,500
                                                                                                       -------               -------
                                                                                                         6,393                 3,484
                                                                                                       -------               -------
PROPERTY AND EQUIPMENT:
     Cost                                                                                                4,933                 4,232
     L e s s - accumulated depreciation and amortization                                                 3,548                 2,979
                                                                                                       -------               -------
                                                                                                         1,385                 1,253
                                                                                                       -------               -------
GOODWILL                                                                                                   314                   314
                                                                                                       -------               -------
OTHER ASSETS:
     Other assets  net of accumulated amortization                                                         889                 1,663
     Non current assets from discontinued operations                                                        55                    55
                                                                                                       -------               -------
              T o t a l other assets                                                                       944                 1,718
                                                                                                       -------               -------
         T o t a l assets                                                                              $26,555               $32,213
                                                                                                       =======               =======

         The accompanying notes are an integral part of the consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
                           CONSOLIDATED BALANCE SHEETS
                     (US $ in thousands, except share data)

                                                                                                          December 31,
                                                                                                 -----------------------------
                                                                                                  2006                   2005
                                                                                                 -------                ------
         Liabilities and shareholders' deficiency
CURRENT LIABILITIES:
     Short-term bank credit                                                                      $ 5,132               $ 3,907
     Current maturities of long-term liabilities                                                     154                   150
     Accounts payable - trade                                                                      3,749                 2,750
     Accrued expenses and other liabilities                                                       20,214                18,628
     Current liabilities from discontinued operations                                              4,328                 2,666
                                                                                                 -------                ------
     T o t a l current liabilities                                                                33,577                28,101
                                                                                                 -------                ------
LONG-TERM LIABILITIES:
     Accrued severance pay                                                                            55                   189
     Loan from related party                                                                       2,652
     Other long-term liabilities, net of current maturities                                          160                   313
     Non current liabilities from discontinued operations                                          9,113                 8,758
                                                                                                 -------                ------
     T o t a l long-term liabilities                                                              11,980                 9,260
                                                                                                 -------                ------
     T o t a l liabilities                                                                        45,557                37,361
                                                                                                 -------                ------
COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY (DEFICIENCY):
     Share capital - shares of common stock,
         par value 0.45 Euro, December 31, 2006
         and 2005:
         Authorized - 17,000,000 shares;
              issued - 6,672,980 shares                                                            3,605                 3,605
Additional paid-in capital                                                                        20,181                19,670
     Accumulated Deficit                                                                         (34,300)              (20,230)
     Accumulated other comprehensive loss                                                         (7,589)               (7,294)
                                                                                                 -------               -------
                                                                                                 (18,103)               (4,249)
                                                                                                 -------               -------
Treasury stock at cost - December 31, 2006 and 2005-
     144,880 shares                                                                                 (899)                 (899)
                                                                                                 -------               -------
     T o t a l shareholders' deficiency                                                          (19,002)               (5,148)
                                                                                                 -------               -------
         Total liabilities and shareholders' deficiency                                          $26,555               $32,213
                                                                                                 =======               =======

         The accompanying notes are an integral part of the consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
       CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE OPERATIONS
                   (US $ in thousands, except per share data)

                                                                                                       Year ended December 31,
                                                                                             ---------------------------------------
                                                                                               2006           2005           2004
                                                                                             --------       --------       --------
REVENUES                                                                                     $ 60,791       $ 57,713       $ 57,993
COST OF REVENUES                                                                               55,284         53,721         52,825
                                                                                             --------       --------       --------
GROSS PROFIT                                                                                    5,507          3,992          5,168
SELLING, GENERAL AND ADMINISTRATIVE
     EXPENSES                                                                                  14,878         11,690         12,201
                                                                                             --------       --------       --------
OPERATING LOSS                                                                                 (9,371)        (7,698)        (7,033)
FINANCIAL EXPENSES - net                                                                         (714)          (908)          (452)
OTHER INCOME (EXPENSES), net                                                                    1,241            147         (2,907)
                                                                                             --------       --------       --------
LOSS BEFORE  TAXES                                                                             (8,844)        (8,459)       (10,392)
INCOME TAXES BENEFIT (EXPENSE)                                                                   (846)        (2,387)         1,529
SHARE IN LOSSES OF ASSOCIATED COMPANIES - net                                                    (132)          (486)        (1,625)
                                                                                             --------       --------       --------
LOSS FROM CONTINUING OPERATIONS                                                                (9,822)       (11,332)       (10,488)
DISCONTINUED OPERATIONS:
Loss from discontinued operations, net of  tax expenses
(benefit) of $2,476, $(2,525) and $(1,655) in 2006, 2005 and 2004, respectively.
Includes  loss of $4,774 on sale of  assets to  related  party in 2005 and after share in loss of associated company of $36 and $81
in 2005 and 2004, respectively                                                                 (4,248)       (13,548)       (15,474)
                                                                                             --------       --------       --------
LOSS FOR THE YEAR                                                                             (14,070)       (24,880)       (25,962)
                                                                                             --------       --------       --------
OTHER COMPREHENSIVE INCOME:
     Translation adjustments                                                                     (399)        (1,560)         1,043
     Unrealized gains (losses) on marketable
         securities                                                                               104           (214)          (616)
     ----------------                                                                        --------       --------       --------
                                                                                                 (295)        (1,774)           427
                                                                                             --------       --------       --------
TOTAL COMPREHENSIVE LOSS FOR THE YEAR                                                        $(14,365)      $(26,654)      $(25,535)
                                                                                             ========       ========       ========
LOSSES PER SHARE:
     Loss from continuing operations:
     Loss per common share-basic                                                             $  (1.51)      $  (1.74)      $  (1.61)
                                                                                             ========       ========       ========
     Loss per common share-diluted                                                           $  (1.51)      $  (1.74)      $  (1.61)
                                                                                             ========       ========       ========
     Loss from discontinued operations:
                                                                                             ========       ========       ========
     Loss per common share-basic                                                             $  (0.65)      $  (2.07)      $  (2.37)
                                                                                             ========       ========       ========
     Loss per common share-diluted                                                           $  (0.65)      $  (2.07)      $  (2.37)
                                                                                             ========       ========       ========
     Net Loss:
     Loss per common share-basic                                                             $  (2.16)      $  (3.81)      $  (3.98)
                                                                                             ========       ========       ========
     Loss per common share- diluted                                                          $  (2.16)      $  (3.81)      $  (3.98)
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

                             ICTS INTERNATIONAL N.V.
     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
                     (US $ in thousands, except share data)

                                                         Shares of common
                                                              Stock                    Accumulated  Accumulated
                                                       -------------------  Additional  (deficit)      other
                                                       Number of              Paid-in   Retained   Comprehensive Treasury
                                                         shares     Amount    capital   earnings   income (loss)  stock      Total
                                                       ---------   -------   --------   --------   ------------  --------  ---------
BALANCE  JANUARY 1, 2004                               6,513,100   $ 3,605   $ 19,670   $ 30,612   *$   (5,947)  $ (979)   $ 46,961

CHANGES DURING 2004:

Stock options exercised from treasury
     stock                                                15,000                                                     80          80
Comprehensive loss:
     Loss                                                                                (25,962)                           (25,962)
     Other comprehensive income:
     Translation adjustments                                                                             1,043                1,043
     Unrealized losses on marketable
     securities                                                                                           (616)                (616)
                                                                                                                           --------
     Total comprehensive loss                                                                                               (25,535)
                                                       ---------   -------   --------   --------    ----------   ------    --------
BALANCE AT DECEMBER 31, 2004                           6,528,100     3,605     19,670      4,650       *(5,520)    (899)     21,506
                                                       ---------   -------   --------   --------    ----------   ------    --------
CHANGES DURING 2005:

Comprehensive loss:
     Loss                                                                                (24,880)                           (24,880)
     Other comprehensive loss:
     Translation adjustments                                                                            (1,560)              (1,560)
     Unrealized losses on marketable
     Securities                                                                                           (214)                (214)
                                                                                                                           --------
     Total comprehensive loss                                                                                               (26,654)
                                                       ---------   -------   --------   --------    ----------   ------    --------
BALANCE AT DECEMBER 31, 2005                           6,528,100     3,605     19,670    (20,230)     *(7,294)     (899)     (5,148)
                                                       =========   =======   ========   ========    ==========   ======    ========
CHANGES DURING 2006:

Employees options according to FAS 123R                                           511                                           511
Comprehensive loss:
     Loss                                                                                (14,070)                           (14,070)
     Other comprehensive (loss):
     Translation adjustments                                                                               104                  104
     Unrealized losses on marketable
     securities                                                                                           (399)                (399)
                                                                                                                           --------
     Total comprehensive loss                                                                                               (13,854)
                                                       ---------   -------   --------   --------    ----------   ------    --------
BALANCE AT DECEMBER 31, 2006                           6,528,100   $ 3,605   $ 20,181   $(34,300)  *$   (7,589)  $ (899)   $(19,002)
                                                       =========   =======   ========   ========    ==========   ======    ========

                                                                                                     December 31,
                                                                                  -------------------------------------------------
                                                                                   2006                  2005                2004
                                                                                  -------              -------              -------
Cumulative translation adjustments                                                $(7,090)             $(7,194)             $(5,634)
Cumulative unrealized gains on marketable
securities                                                                           (499)                (100)                 114
                                                                                  -------              -------              -------
                                                                                 *$(7,589)            *$(7,294)            *$(5,520)
                                                                                  =======              =======              =======

        The accompanying notes are an integral part of the consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (US $ in thousands)

                                                                                                   Year ended December 31,
                                                                                           -----------------------------------------
                                                                                             2006            2005            2004
                                                                                           --------        --------        --------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Loss for the period                                                                   $(14,070)       $(24,880)       $(25,962)
     Loss on discontinued operations                                                         (4,248)        (13,548)        (15,474)
                                                                                           --------        --------        --------
     Loss on continuing operations                                                           (9,822)        (11,332)        (10,488)
     Adjustments to reconcile net income to net cash  used in operating activities:
         Depreciation and amortization.                                                       1,127             743             762
         Impairment of  assets                                                                   40
         Deferred income taxes                                                                   42            (177)            515
         Increase (decrease) in accrued severance pay                                          (151)            128             (26)
         Capital loss on fixed assets                                                             6                              341
         Realized gain on marketable securities                                                                                 (16)
          Realized gain in other investments                                                   (575)
         Decrease (increase) in value of  deposits                                              143            (541)           (217)
         Write off of investments and impairment of investment                                                 1,148           2,893
         Share in losses of associated companies                                                132             486           1,618
         Stock based compensation                                                               511
         Changes in operating assets and liabilities:
              Accounts receivable - trade, net                                                  438          (1,788)          1,807
              Other current assets and prepaid expenses                                         (20)          1,239           2,044
              Accounts payable                                                                  924           1,704             233
              Accrued expenses and other liabilities                                          1,473           3,481          (2,217)
     Net cash provided by  (used in) discontinued operations                                 (1,824)           (254)          1,526
                                                                                           --------        --------        --------
     Net cash used in operating activities                                                   (7,556)         (5,163)         (1,225)
                                                                                           --------        --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of equipment                                                                     (630)           (330)           (250)
     Associated companies - acquisition of shares and granting of loans                                                        (984)
     Other investments                                                                          (61)           (175)
     Proceeds from affiliates                                                                   443             195
     Proceeds from sale of equipment                                                             22                             989
     Proceeds from sale of other investments                                                    419           2,185           5,687
     Decrease (increase) of time deposits and restricted cash                                  (665)          1,273          (1,686)
     Proceeds from sale of short term investments                                               224
     Decrease (increase) in other assets                                                        (14)           (133)            463
     Net cash  provided by (used in) discontinued operations                                                  5,257          (4,501)
                                                                                           --------        --------        --------
     Net cash provided by (used in) investing activities                                       (262)          8,272            (282)
                                                                                           --------        --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Sale of treasury stock                                                                                                       80
     Long-term loan received                                                                                    124             245
     Repayments of long-term liabilities                                                       (152)           (156)           (103)
     Net increase (decrease) in short-term bank credit                                        1,224              54          (1,766)
     Loan received from related party                                                         2,652
     Net cash from discontinued operations to financing activities                                                           (1,536)
                                                                                           --------        --------        --------
     Net cash provided by (used in) financing activities                                      3,724              22          (3,080)
                                                                                           --------        --------        --------
EFFECT OF CHANGES IN FOREIGN CURRENCY
     EXCHANGE RATES ON CASH AND CASH EQUIVALENTS                                                (90)           (428)            407
                                                                                           --------        --------        --------
INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS                                                                             (4,184)          2,703          (4,180)
BALANCE OF CASH AND CASH EQUIVALENTS
     AT BEGINNING OF YEAR                                                                     5,927           3,224           7,404
                                                                                           --------        --------        --------
BALANCE OF CASH AND CASH EQUIVALENTS AT
     END OF YEAR                                                                           $  1,743        $  5,927        $  3,224
                                                                                           ========        ========        ========

         The accompanying notes are an integral part of the consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (US $ in thousands)

                                                                                                   Year ended December 31,
                                                                                            ----------------------------------------
                                                                                              2006           2005              2004
                                                                                            -------         -------          -------
SUPPLEMENTAL DISCLOSURES OF CASH
     FLOW ACTIVITIES:
     Cash from continued operations paid
     during the year for:
     Interest                                                                                 $667          $   450           $  381
                                                                                              ====          =======           ======
     Taxes on income                                                                          $110          $   188           $  228
                                                                                              ====          =======           ======
     Cash from discontinued operations paid during the year for:
     Interest                                                                                               $   168           $  327
                                                                                                            =======           ======
     Taxes on income                                                                                        $     2           $   20
                                                                                                            =======           ======
SUPPLEMENTAL DISCLOSURES OF NON-CASH
     INVESTING AND FINANCING ACTIVITIES:

     Settlement of debt upon sale of long term
     deposit - continuing operations                                                                        $ 4,196
                                                                                                            =======
     Purchase of equipment - continuing operations                                                          $   455
                                                                                                            =======
     Purchase (sale) of equipment - discontinued
     operations                                                                                            ($ 2,116)          $1,406
                                                                                                           ========           ======

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

            As mentioned in section c. below, in 2002 one of the Company's subsidiaries, Huntleigh USA Corporation ("Huntleigh") derived a substantial portion of its revenues from providing aviation security services to the United States Transportation Security Administration ("TSA"). Commencing November 2002 the Company ceased providing such services to the TSA but continues to provide such services to aviation companies and others. As to Segment Information see note 19.

            Other activities of the Company were leasing of equipment and development of entertainment projects. In December 2005, the Company decided to discontinue those activities. At that time all the equipment the Company leased was sold to the lessee. See note 2(u) and 7(d).

      b.    The Company's financial position

            During the years ended December 31, 2006, 2005 and 2004, the Company has incurred $14.1 million, $24.9 million and $26 million of net losses, respectively, which were accompanied by net cash used in operating activities of $7.6 million, $5.2 million and $1.2 million, respectively. As of December 31, 2006 the Company had a working capital deficiency of $16.1 million. In addition, the Company is subject to potential contingencies in connection with the U.S department Justice matter (see note 17(g)) and the September 11, 2001 terrorist attacks (see note 14). During 2006 the Company received material loans from related parties to finance its operations (see note 20(m). These factors raise substantial doubt about the Company's ability to continue as a going concern.

            Subsequent to the end of the year 2004, the Company's management commenced liquidating its position in several long term assets as described in Notes 5(a) and 7(d). In addition, during 2005, management has ceased its operations in non core business as described in note 2(u) and accomplished successfully its penetration to the Security European market, see note 14(c). Management anticipates that those liquidations will provide the Company with the resources necessary to meet its obligations and that entering into additional service contracts will contribute toward achieving profitability The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

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

            During 2003, the Department of Labor in the US ("DOL") finalized its audit of the Company's subsidiary concerning the pay rates used to compensate employees for services rendered pursuant to the TSA Contract. The DOL concluded that in certain instances, employees had not been paid the correct base rate, fringe benefits, vacation and holiday pay by the subsidiary. As of December 31, 2006 and 2005 a liability relating to the audit of approximately $7.3 million is included in the consolidated financial statements based on estimated maximum exposure according to the Company's legal advisors. In March 2006 the DOL filed a complaint alleging that the Company subsidiary underpaid $7.1 million during the TSA takeover period from February 15th through December of 2002. In May 2007 the company received a revised back wage computation from the DOL, showing a total liability of the Company of $17.5 Million.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 1 - GENERAL (continued)

            The TSA Contract indicates that the Company will receive notification in writing at least 30 calendar days in advance of a location transition. Under the provisions of the Worker Adjustment and Retraining Notification Act (the "WARN Act"), the Company is required to give 60 days written notification to its employees of an involuntary termination. In 2003 the Company obtained a legal letter from an outside counsel indicating that the Company may have meritorious defenses against the payment of a substantial portion of this liability. Based on the points noted in the legal letter and given the fact that no claims have been filed to date by former employees seeking compensation under the WARN Act provisions, the Company reviewed its original estimate and reduced the estimated liability to approximately $100 and $300 at December 31, 2006 and 2005, respectively, by recording a credit to cost of revenues of approximately $200 at those years.

            As to the other outstanding issues, see note 14.

      d.    Sale of ICTS Europe Holding B.V. ("ICTS Europe")

            On October 5, 2000, the Company entered into a share purchase agreement (the "Share Purchase Agreement") with Fraport AG ("Fraport"), whereby Fraport was to acquire, in two stages of 45% and 55% in 2001 and 2002, respectively, the shares of ICTS Europe.

            As a result of the sale, the Company has fully divested itself of its European operations except for the operations of the Company's subsidiary in the Netherlands and countries that were formerly part of the Soviet Union republics, including Russia, and Kazakhstan, and took upon certain restrictions on its operations, see note 14c. During 2005, the restrictive covenant expired and the Company re-entered successfully the aviation security business in Europe with contracts with US carriers throughout Europe.

      e.    Renewal of material contracts

            The Company's subsidiary Procheck has a material contract that is set to expire on February 2008. If the contract will not renewed it will have a material adverse effect on the Company's financial results.

            The Company is participating through I-SEC Group in a bid as security services provider for Schiphol International Airport in the Netherlands. Services are currently being provided through NAS, a joint venture in which the Company own 50%, see note 5(a) (2). If the bid results will not be in the Company's favor it will have a material adverse effect on the Company's financial results.

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

      The significant accounting policies are as follows:

      a.    Functional currency

            The major part of the Group's revenues and operations are carried out by the Company subsidiaries in the United States. The functional currency of these entities is the U.S. dollar ("dollar" or "$").The functional currency of the remaining subsidiaries and associated companies, mainly European companies, is their local currency, mainly Euro ("Euro"). The financial statements of those companies are included in the consolidation, based on translation into dollars in accordance with Statement of Financial Accounting Standards ("FAS") 52 "Accounting for foreign exchange exposure" of the Financial Accounting Standards Board of the United States ("FASB"). Assets and liabilities are translated at year end exchange rates, while operating results are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders' equity, under accumulated other comprehensive income (loss).

      b.    Use of estimates in the preparation of financial statements

            The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. As applicable to these financial statements, the most significant estimates and assumptions relate to allowances, income taxes, contingencies, liabilities and valuation impairment of assets. Actual results could differ from those estimates.

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

      e.    Concentration of cash risk

            Most of the group's cash and cash equivalents and short term investments as of December 31, 2006 were deposited with major U.S. and European banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

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

            As of December 31, 2006, the Company has determined that there is no impairment with respect of goodwill based on expected future cash flow examination and based on the results of the acquired companies compared to previous years. For the year ended December 31, 2004, goodwill of $5,266 relating to entertainment segment was written off (see note 8)

      j.    Other assets and Intangible assets

            The intangible asset pertaining to customer relationships is being amortized until February 2008, see note 4(a). Technology was amortized over 3 years and was fully amortized at 2005, see also note 9.

      k.    Impairment in value of long-lived assets

            The Company tests long-lived assets, including definite life intangible assets for impairment, in the event an indication of impairment exists. If the sum of expected future cash flows (undiscounted and without interest charges) of these assets is less than their carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values. The impairment expenses from discontinued operations in 2004 amounted to $10,156.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

      l.    Treasury stock

            The treasury stock was acquired by the Company for issuance upon the exercise of options issued under employee option plans. The treasury stock is presented as a reduction of shareholders' equity, at its cost. Gains on the sale of these shares, net of related income taxes, will be recorded under "additional paid in capital".

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

            2) Diluted EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year, net of treasury stock, taking into account the potential dilution that could occur upon the exercise of options granted under stock options plan, using the treasury stock method. Options for 1,262, 616, and 401 thousands shares of common stock in 2006, 2005 and 2004, respectively, were not included in computed fully diluted EPS because their effects were anti dilutive. The total outstanding options for the years 2006, 2005 and 2004 were 1,921, 1,082 and 1,114 thousands, respectively (see note 22).

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

            The allowance for doubtful accounts is composed of specific debts doubtful of collection amounting to $994 and $1,237 as of December 31, 2006 and 2005, respectively. The net bad debts expenses
            (collection)  were  $(431),  $626 and $798 in 2006,  2005,  and 2004 respectively.

            The accounts receivable-trade includes $3 million as of December 31, 2006 and 2005 which is due from the TSA. As to the dispute with the TSA - see note 14(b)(3).

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

      r.    Advertising costs

            These costs are expensed as incurred. Advertising costs in 2006, 2005 and 2004 were $115, $56 and $22, respectively.

      s.    Stock based compensation

            1) Employee stock based compensation

            Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123 (revised 2004) ("FAS 123R"), "Share-Based Payment," and Staff Accounting Bulletin No. 107 ("SAB 107"), which was issued in March 2005 by the SEC. FAS 123R addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for equity instruments of the Company. This statement requires that employee equity awards be accounted for using the grant-date fair value method. SAB 107 provides supplemental implementation guidance on FAS 123R, including guidance on valuation methods, classification of compensation expense, income statement effects, disclosures and other issues.

                  FAS 123R supersedes the Company's previous  accounting for its employee stock option plans using the intrinsic value-based method of accounting prescribed under Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations. The Company also followed the disclosure requirements of FAS 123, "Accounting for Stock-based Compensation," as amended by FAS 148, "Accounting for Stock-based Compensation -Transition and Disclosure," for companies electing to apply APB 25. The Company elected to adopt the modified prospective transition method permitted by FAS 123R. Under such transition method, the new standard has been implemented as from January 1, 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation.

                  The Company has expensed  compensation costs, net of estimated forfeitures, applying the accelerated vesting method, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and previously presented in the pro forma footnote disclosures. Results for prior periods have not been restated as explained above. Options granted in 2006 were calculated based on the Lattice method as opposed to the 2004 options that were calculated using the Black - Scholes method. For the year ended December 31, 2006, the Company recorded stock-based compensation costs of $511 of which $9 were recorded under cost of revenues and $502 under selling, general and administration expenses.

            The fair value of option granted is estimated on the date of grant with the following weighted average assumptions:

                                                          For options granted in
                                                          ----------------------
                                                            2006         2004
                                                           ------       ------
            Expected life of options (years)                  5            5
            Expected volatility                              75%          77%
            Risk free interest rate                         5.1%         3.5%
            Expected dividend yield                           0%           0%
            Forfeiture - Executives                         4.2%           0%
            Forfeiture - Employees                            3%           0%

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

In 2002 options were issued, that vested over a period of three years with an expiration date of January 1, 2007. The outstanding options expired and were not exercised.

The weighted average fair value price per option granted during the year, using the Lattice method for 2006 and the Black & Scholes option-pricing model for 2004 and 2002 was $0.68, $1.03 and $2.03 for 2006, 2004 and 2002, respectively.
During 2005 and 2003 no options were granted.

The following table illustrates the effect on loss and earnings per share assuming the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation in prior years:.

                                                                  Year ended December 31,
                                                          --------------------------------------
                                                                 2005             2004
                                                                     in thousands
                                                                (except per share data)
                                                          --------------------------------------
Net loss                                                      $(24,880)        $(25,962)
Deduct: stock based employee compensation
     expenses determined under fair value
     method for all awards                                        (241)            (334)
                                                               --------         --------
Pro-forma net loss                                            $(25,121)        $(26,296)
                                                               ========         ========
Losses per share:

     Basic - as reported                                       $ (3.81)         $ (3.98)
                                                               ========         ========
     Basic - pro-forma                                         $ (3.85)         $ (4.03)
                                                               ========         ========
     Diluted - as reported                                     $ (3.81)         $ (3.98)
                                                               ========         ========
     Diluted - pro-forma                                       $ (3.85)         $ (4.03)
                                                               ========         ========

See also note 21.

            2)    Non-employee stock based compensation

                  The Company accounts for options granted to non-employees in exchange for services received, using the fair value based method of accounting as prescribed by FAS 123R, based on the fair value of the options granted.

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

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

            2) After reviewing the financial results of the entertainment segment, the Company decided in December 2005 to cease its operations. As a result of this decision the Company recorded in 2006 and 2005 expenses of $1,415 and $9,701 respectively, associated with rent expenses that the Company has to pay until the year 2019.

            3) Balance Sheet and Profit and loss for discontinued operations for the years 2006, 2005 and 2004 is presented below:

                                                                                          December 31,
                                                                -------------------------------------------------------------------
                                                                          2006                                  2005
                                                                -----------------------------      --------------------------------
                                                                Leasing  Entertainment  Total      Leasing   Entertainment    Total
                                                                -------  -------------  -----      -------   -------------    -----

Cash and cash equivalents                                                 $    24      $    24      $   71     $    59      $   130
Prepaid expenses                                                                                                   151          151
Other current assets                                                           51           51                     201          201
                                                                  ----    -------      -------      ------     -------      -------
Total current assets from discontinued
operations                                                        -,-          75           75          71         411          482
                                                                  ----    -------      -------      ------     -------      -------
Investment in associated companies                                             55           55                      55           55
                                                                  ----    -------      -------      ------     -------      -------
Short term bank credit                                                       (122)        (122)                   (200)        (200)
Current maturities                                                         (1,012)      (1,012)                   (942)        (942)
Accounts payable - trade                                                   (2,109)      (2,109)                 (1,552)      (1,552)
Accrued expenses and other liabilities                                     (1,085)      (1,085)     (1,287)      1,315           28
                                                                  ----    -------      -------      ------     -------      -------
Current liabilities from discontinued operations                  -,-      (4,328)      (4,328)     (1,287)     (1,379)      (2,666)
                                                                  ----    -------      -------      ------     -------      -------
Long term liabilities                                             -,-     $(9,113)     $(9,113)        -,-     $(8,758)     $(8,758)
                                                                  ----    -------      -------      ------     -------      -------

                                                                     Year ended December 31,
                                        -------------------------------------------------------------------------------------
                                                        2006                                         2005
                                        ----------------------------------         ------------------------------------------
                                        Leasing   Entertainment      Total         Leasing      Entertainment           Total
                                        -------   -------------      -----         -------      -------------           -----
Revenues                                                                            $ 2,814        $  1,171            $  3,985
Cost of revenues                                                                      2,497           1,905               4,402
                                         ----       --------        -------        --------        --------            --------
Gross profit (loss)                                                                     317            (734)               (417)
Selling, general and
  administrative expenses                $  3       $  1,771        $ 1,774              19          10,486              10,505
Impairment of assets                                                                                    110                 110
                                         ----       --------        -------        --------        --------            --------
Operating income (loss)                    (3)        (1,771)        (1,774)            298         (11,330)            (11,032)
Financial income (expenses)                 2                             2            (212)            (19)               (231)
Capital gain (loss)                                                                  (4,774)                             (4,774)
                                         ----       --------        -------        --------        --------            --------
Loss before taxes                          (1)        (1,771)        (1,772)         (4,688)        (11,349)            (16,037)
Income taxes benefit (expenses)                       (2,476)        (2,476)                          2,525               2,525
Equity in results of affiliates                                                                         (36)                (36)
                                         ----       --------        -------        --------        --------            --------
Loss from discontinued operations        $ (1)      $ (4,247)       $(4,248)       $ (4,688)       $ (8,860)           $(13,548)
                                         ====       ========        =======        ========        ========            ========

                                                              Year ended December 31,
                                              --------------------------------------------------------
                                                                         2004
                                              --------------------------------------------------------
                                              Leasing               Entertainment               Total
                                              -------               -------------               ------
Revenues                                      $  3,294                $  1,491                $  4,785
Cost of revenues                                 2,410                   2,669                   5,079
                                              --------                --------                --------
Gross profit (loss)                                884                  (1,178)                   (294)
Selling, general and
  administrative expenses                            1                   1,010                   1,011
Impairment of assets                             2,046                  13,376                  15,422
                                              --------                --------                --------
Operating income (loss)                         (1,163)                (15,564)                (16,727)
Financial income (expenses)                       (335)                     14                    (321)
Capital gain (loss)
                                              --------                --------                --------
Loss before taxes                               (1,498)                (15,550)                (17,048)
Income taxes benefit (expenses)                    911                     744                   1,655
Equity in results of affiliates                                            (81)                    (81)
                                              --------                --------                --------
Loss from discontinued operations             $   (587)               $(14,887)               $(15,474)
                                              ========                ========                ========

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

      v.    Recently issued accounting pronouncements

            FIN 48

            In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109." This financial interpretation clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. As applicable to ICTS, the interpretation prescribed by FIN 48 will be effective commencing January 1, 2007. ICTS is currently evaluating the impact that the adoption of FIN 48 would have on its consolidated financial statements.

            FAS 157

            In September 2006, the FASB issued FAS 157, "Fair Value Measurements". This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. As applicable to ICTS, this statement will be effective as of the year beginning January 1, 2008. ICTS is currently evaluating the impact that the adoption of FAS 157 would have on its consolidated financial statements.

            FAS 159

            In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to ICTS, this statement will be effective as of the year beginning January 1, 2008. ICTS is currently evaluating the impact that the adoption of FAS 159 would have on its consolidated financial statements.

            The Company does not believe that any other recently issued but not yet effective accounting standards if currently applied would have a material effect on the accompanying financial statements.

      w.    Reclassification:

            Certain amounts from 2004 have been reclassified to conform with 2006 and 2005 presentation, separating the continuing operations from the discontinued operations according to FAS 144 - see note 2(u). The reclassification had no effect on previously reported net loss or shareholders' equity.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 3 - RESTRICTED CASH AND SHORT TERM INVESTMENTS

                                                     December 31,
                                      ------------------------------------------
                                             2006                      2005
                                            ------                    ------
      Restricted cash (a)                       -                     $3,500
      Other investment (b)                      -                        224
      Other (c)                              $665                          -
                                             ----                     ------
                                             $665                     $3,724
                                             ====                     ======

            a) In connection with the revolving line of credit agreement of a subsidiary (see note 10(a)), the subsidiary established a time deposit account with the lender as cash collateral security. The amount bears an annual interest at 5.2%. In 2006 the restricted cash of $3,500 is shown in the balance sheet as long term receivable.

            b) During December 2001 and 2002 the Company wrote off several investments when their operations ceased or were in financial difficulties, including an investment in YCD Multimedia LTD ("YCD). The Company owned 211,228 shares of YCD. During 2006, the Company sold its shares of YCD at a price of 1.06 per share. As of December 31, 2005, the amount of $224 was recorded based on the subsequent period sale price, as other investment and other comprehensive income in the accompanying statements of operations.

            c) On December 31, 2004, management has decided to record a provision for amounts that the Company has deposited regarding its guarantees provided as part of its investment in Bilu (a private held company). The provision was made based on continuance deterioration in Bilu's financial results. In May 2007, the Company was released from part of those guarantees and received back an amount of $441. In July 2007, the company was released from an additional guarantee of $224. Respectively, the provision for these amounts was recorded in other income, see note 16 (a).

NOTE 4 - TRANSACTIONS REGARDING CERTAIN SUBSIDIARIES

            a) In September 2002, ICTS increased its percentage interest in Procheck International B.V. ("PI") to 100% for a cash consideration of $2,845. PI provides security services in The Netherlands at Schiphol Airport Amsterdam. The purchase price exceeded the acquired share of the fair market value of the identified net assets of PI by approximately $1,879 which was allocated to the contract with Schiphol Airport. This intangible asset is amortized by the straight -line method, over its estimated useful life, which was estimated as 10 years. During 2006 Management revaluated its previous estimation and decided to depreciate the intangible, which is included in other assets (see note 9), until the end of the present contract with Schiphol, which ends on February 2008, based mainly on the highly competition in the market. The total amortization for the year 2006 was $648 compared to $188 in 2005 and 2004.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES

            Composed and presented as follows:

                                                                                         December 31,
                                                                                 --------------------------
                                                                                    2006              2005
                                                                                  ------            ------
Investment in 29.5% ( 2005 - 31.8%) interest of
     InkSure Technologies Inc. (1)                                                  $284            $1,805
Investment in 50% interest in ICTS-NAS (2)                                         2,229             1,184
Investment in 42.5% interest in Rainbow Square

Entertainment LLC(3)                                                                  55                55
                                                                                  ------            ------
                                                                                  $2,568            $3,044
                                                                                  ------            ------
The  investments are presented in the balance sheets as follows:

Among investments                                                                 $2,513            $2,989
Among non current assets from discontinued operations                                 55                55
                                                                                  ------            ------
                                                                                  $2,568            $3,044
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

            Following a private placement in July 2004, in which the Company did not participate, the Company share in Inksure was reduced to 32.15%. At September 2005 Inksure completed another private placement in which ICTS did not participate and as a result of that the company share in Inksure reduced to 31.83%. In December 2006 the Company sold 155,000 shares of Inksure, for $419 which reduced its interest in Inksure to 29.5%.

            The Company's share in Inksure' losses for the year ended December 31, 2006, totaled $990, and the technology amortization for 2006 totaled $445.

            The investment in Inksure is being displayed by the Equity Method. Following Inksure losses in the last years the affiliate accrued a shareholders deficiency. The Company's participation in Inksure's losses exceeding its investment were reduced from the Technology assets regarding ICTS investment in Inksure. The balance of $284 as of December 31, 2006 ($1,805 as of December 31, 2005), include the amortized technology of $284 ($1,669 as of 2005) and the equity balance of $0 ($136 as of 2005). The market value of the investment as of December 31, 2006 was $14.7 million.

            In March 2007 the Company sold another 155,000 shares of Inksure - see note 23(b).

            The Company secured with 2,157,895 shares of Inksure a loan received in 2006 from a related party - see note 20(m).

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)

            (2) In September 2002, ICTS and ICTS Europe established a joint venture, ICTS Netherlands Airport Services VOF ("NAS"), owned equally by the parties, which provides security services at Amsterdam Schiphol Airport in The Netherlands. NAS commenced operations in December 2002. In 2004 and 2003 the Company invested additional amounts in NAS of $564 and $1,399, respectively. The Company's share in profit on equity in the years ended December 31, 2006, 2005 and 2004 were $1,303, $705 and $1,195 respectively. The joint venture declared dividend in September 2006. ICTS part was approximately $443. The Company recorded other comprehensive income
            (loss) of $184,  $(122) and $(30) as of December 31, 2006,  2005 and
            2004 respectively regarding its investment.

            The investment in NAS is being displayed by the Equity Method.

            NAS contract serving one customer expires in February 2008 and it will go into a bid. The Company filed the forms for participation in that bid under I-SEC group (a full own subsidiary) and the joint venture will cease its existence since that day. The Company is still waiting for the results of the bid. If the bid results will not be in the Company's favor it will have a material affect on the Company's financial results.

            (3) The Company holds 42.5% in Rainbow Square Entertainment LLC ("Rainbow"), a partnership that was established in July 2003. Rainbow operates an entertainment site. In 2006, 2005 and 2004 the Company recorded a loss of$ 0, $36 and $81 respectively on its share of the partnership loss.

            In December 2004, the Company determined that the further cash flows from the partnership will not recover its investment, and as a result recorded an impairment loss of $419. In December 2005, the Company recorded another impairment loss of $110.

            At December 31, 2006 and 2005, the balance of this investment of $55, is included in non current assets from discontinued operations.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)

      b.    Below is summarized financial data of Inksure, Rainbow and NAS:

Inksure:
--------
Balance sheet data:

                                                          December 31,
                                                --------------------------------
                                                        2006             2005
                                                     -------          -------
Current assets                                        $3,599            $6174
                                                     =======          =======
Non-current assets                                    $1,146           $1,269
                                                     =======          =======
Current liabilities                                     $564            $1018
                                                     =======          =======
Shareholders' equity                                $(1,337)             $431
                                                     =======          =======

Operating results data:

                                            Year ended December 31,
                               ------------------------------------------------
                                      2006             2005              2004
                                   -------          -------           -------
Revenues                           $ 2,002          $ 1,626              $955
                                   =======          =======           =======
Gross profit                        $1,139             $842              $542
                                   =======          =======           =======
Net loss                          $(3,112)         $(2,213)          $(2,061)
                                   =======          =======           =======

Rainbow:
--------
Balance sheet data:
                                               December 31,
                                       ----------------------------
                                             2006             2005
                                          -------          -------
                                                  Unaudited
                                                  ---------
Current assets                               $205             $200
                                          =======          =======
Non-current assets                         $1,143           $1,276
                                          =======          =======
Current liabilities                          $216             $274
                                          =======          =======
Partners' capital                          $1,133          $ 1,202
                                          =======          =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)

Operating results data:

                                               Year ended December 31,
                                     ----------------------------------------
                                        2006             2005            2004
                                     -------          -------         -------
                                                      Unaudited
                                                      ---------

Net loss                                 $69              $87            $190
                                     =======          =======         =======

NAS:
----
Balance sheet data:

                                           December 31,
                                    -------------------------
                                        2006             2005
                                     -------          -------

Current assets                       $11,762           $7,358
                                      ======           ======
Non-current assets                      $385             $312
                                      ======           ======
Current liabilities                   $7,695           $5,306
                                      ======           ======
Shareholders' equity                  $4,452           $2,364
                                      ======           ======

Operating results data:

                                            Year ended December 31,
                                    -------------------------------------------
                                        2006             2005              2004
                                     -------          -------           -------

Revenues                             $57,742          $40,443           $26,468
                                     =======          =======           =======
Gross profit                          $3,644          $ 3,609           $ 4,202
                                     =======          =======           =======
Net income                            $1,422          $ 1,409           $ 2,392
                                     =======          =======           =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 6 - OTHER INVESTMENTS

                                                                         December 31,
                                                              -------------------------------
                                                               2006                      2005
                                                              -----                   -------
Long term deposits                                             $277                      $217
Marketable securities:
Investment in 17.6% interest in PlanGraphics, Inc. (a)          103                       278
                                                              -----                   -------
Total                                                          $380                      $495
                                                              =====                   =======
Gross unrealized gain (loss) on marketable securities
     and other investments were as follows:

         Gross unrealized gains                                                          $222
                                                                                       =======
         Gross unrealized losses                               $(499)                   $(322)
                                                              =======                 ========

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 6 - OTHER INVESTMENTS (continued)

      (a)   Investment in PlanGraphics, Inc. ("PlanGraphics"):

            In January 2002, ICTS purchased 17,142,857 shares (17.6%) of common stock of PlanGraphics (formerly "Integrated Spatial Information Solutions, Inc.") for $0.035 per share. PlanGraphics securities are traded on the Pink sheets. The price share as of December 31, 2006 and 2005 was $0.006 and $0.016 respectively. Unrealized loss as of December 31, 2006 and 2005 amounted to $499, and $322 respectively.

      (b)   Investment in VCON Ltd. ("VCON"):

      (1) In January 2002, ICTS purchased 909,091 shares of VCON for $1.10 per share and invested in a convertible note with a fare value of $2 million, see (2) below. VCON was a publicly held company, the shares of which were traded on Nouveau Marche.

            In addition, ICTS received 3 year warrants to purchase 1,402,597 shares of VCON at a price per share of $1.40. The fair value of the warrants using Black-Scholes Valuation model, was $0 as of December 31, 2004.

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

      (c)   Long term loan to an employee.

            In December 2003 ICTS granted a loan of $150 to one of its employees. The loan bore an interest of 2% per annum and was to be repaid in four equal payments, every six months, starting January 2005. In June 2005, the Company approved an extension of the loan to January 2007.

            Upon review the loan the Company determined that the loan will likely not be recoverable. A provision for writing off the loan and the accrued interest was recorded on December 2004.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 7 - PROPERTY AND EQUIPMENT

      a. Property and equipment from continuing operations are composed as follows:

                                                      December 31,
                                                 ------------------------
                                                   2006             2005
                                                 -------          -------
Cost:

     Equipment and facilities                    $ 4,007          $ 3,426
     Vehicles                                        801              693
     Leasehold improvements                          125              113
                                                 -------          -------
                                                   4,933            4,232
L e s s - accumulated depreciation
     and amortization                            (3,548)          (2,979)
                                                 -------          -------
                                                 $ 1,385          $ 1,253
                                                 =======          =======

Property and equipment from discontinued operations:

                                                      December 31,
                                                 ------------------------
                                                   2006             2005
                                                 -------          -------
Cost (d, e)                                        $ 752             $748
     Less - accumulated depreciation
         and amortization                          (752)            (748)
                                                 -------         --------
                                                     -,-              -,-
                                                 =======         ========

      b. Depreciation expense from continuing operations totaled $481, $520 and $507 in 2006, 2005 and 2004, respectively. Depreciation expense from discontinued operations totaled $0, $2,533 and $2,862, respectively.

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

            In July 2005 the company received an advanced payment of $1 million on lease installments which should be reduced from the purchase price of $5 million in case that the option will be exercised.

            On December 28, 2005 the lessee announced that he is interested in exercising the option. The net value of the equipment as of the purchase date was (euro)9,775 (equal to $11,554 on that date). The loss from the selling amounted to $4,774, and is included in discontinued operations in the accompanying statement of operations of that year.

      e. Equipment and facilities included an amount of $15,906 relating to the entertainment sites in Baltimore, Maryland and in Atlantic City, New Jersey. The Baltimore facility started operations in June 2003. The facility in Atlantic City commenced operations in June 2004. Those locations have been closed since December 2005.

            Based on the performances of the entertainment sites the Company's management revaluated these two facilities during 2004 and determined that the forecasted cash flows from them will not cover the investments. Based on their fair value which was calculated using discounted cash flows model, the Company recognized an impairment loss and wrote off its investment in those sites in an amount of $7,691 in 2004, in addition to an impairment loss of $7,513 that was recorded in 2003. See also note 2(u).

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 8 - GOODWILL

                                                             Continuing        Discontinued
                                                             operations         operations
                                                            -----------        ------------
         Balance as of December 31, 2003                      $314                 $5,266
         Impairment of Goodwill during 2004                                        (5,266)
                                                            ----------          -----------
         Balance as of December 31, 2006, 2005 and 2004       $314                   -,-
                                                            ==========          ===========

            In December 2003 the Company signed an agreement to buy the activities and certain fixed assets ($163) of ITA (a company controlled by a significant shareholder of ICTS). The Company paid a total of approximately $5.4 million by waiving the $3 million loan granted to ITA and its $542 accrued interest, issuing a deferred note of $546 and a promissory note of $685 and by paying $711 in cash to ITA. As to the terms of these notes see note 10(c). The purchase price was based on fairness opinion that was based on free cash generated from future projects of ITA, in which ICTS planned to invest. The purchase price exceeding the fair value of the net identifiable assets acquired by $5,266 which was recorded as Goodwill.

            In March 2004, as a result of the impairment of the entertainment projects, management has decided to write off the goodwill and recognized an impairment loss of $5,266.

            The goodwill as of December 31, 2006 and 2005 reflects the excess of the purchase price of Procheck (PI) acquired in 2002 over the fair value of net assets.

NOTE 9 - OTHER ASSETS

      a. As of December 31, 2006, other assets were comprised of the following:

                                                        December 31, 2006                December 31, 2005
                                           ---------------------------------------   ------------------------
                                           Gross carrying  Accumulated    Net book   Accumulated   Net book
                                               amount      amortization    value     amortization    value
                                            -------------  ------------   --------   ------------   --------
Customer relationship (1)                      $1,785        $1,084          $701         $436       $1,349
Other (2)                                         188           -,-           188          -,-          314
                                              -------         -----        ------         ----       ------
                                              $ 1,973        $1,084          $889         $436       $1,663
                                              =======         =====        ======         ====       ======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 9 - OTHER ASSETS (continued)

            (1) Relating to contract with Schiphol Airport, see note 4(a).
            (2) Mainly rent deposits. Amortization expense in 2006, 2005 and 2004 totaled $648, $224 and $248 respectively.

      b. Estimated amortization expenses for the year 2007 and 2008 are $648 and 53, respectively.

NOTE 10 - SHORT-TERM BANK CREDIT

            Short-term bank credit, classified by currency and interest rates, is comprised of the following:

                                                                           Interest rates as of
                                                                            December 31, 2006                 December 31,
                                                                           --------------------      ---------------------------
                                                                                    %                 2006                 2005
                                                                                                     ------               ------
Short term credit from continuing operations:
ICTS -
     In dollars                                                                    7.3               $   38
     Other currencies                                                              8.3                   45               $   17
Subsidiaries:
     In dollars (a)                                                                9.3                4,833                3,879
     Euros (b)                                                                    11.0                  196
     Other currencies                                                              8.3                   20                   11
                                                                                                     ------               ------
                                                                                                     $5,132               $3,907
                                                                                                     ------               ------
Short term credit from discontinued
     operations(c)                                                                 2.3               $  122                  200
                                                                                                     ======               ======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 10 - SHORT-TERM BANK CREDIT (continued)

      (a) On April 5, 2005, a subsidiary entered into a Loan and Security Agreement, establishing a replacement Revolving Line of Credit. The Revolver provides a borrowing base up to $8 million based on 85% of defined Eligible Accounts Receivable and 95% of required Certificates of Deposit less Letter of Credit obligations. The interest rate is one percent (1%) per annum in excess of the Prime Rate for loan balances in excess of the LIBOR Rate Loans. As of December 31, 2006, the restricted cash of $3.5 million held by the Company serves as other collateral on the revolving credit facility.

            In December 31, 2005 an amended agreement was signed which adjusted the minimum tangible net worth covenant, the Interest Coverage covenant and the annual Capital Expenditure Limitation covenant. In July 2006, a second amendment to the Loan & Security Agreement was executed. This amendment suspends the Interest Coverage covenant until March 31, 2007 and replaces this covenant with a Stop Loss requirement. The Stop Loss requirement is based on pre-established quarterly pre-tax net loss amounts through December 31, 2006.

            As of December 31, 2006, a third amendment to the Loan & Security Agreement was executed to give recognition to the tax expense adjustments applicable to prior year taxes, made subsequent to executing the second amendment, adjusting the tangible net worth covenant amount. The Company was in compliance with all loan covenants as of December 31, 2006.

            At December 31, 2006, $4.8 million was outstanding and $1.1 million was available under the revolving credit facility for additional borrowings. The borrowing agreement also provides for a commitment guarantee of up to a maximum of $3.5 million for letters of credit and requires a per annum fee equal to three percent. The Company had letters of credit outstanding of approximately $1.5 million and $2.5 million at December 31, 2006 and 2005, respectively.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 10 - SHORT-TERM BANK CREDIT (continued)

      (b) In November 2004, a subsidiary of the Company entered into a credit agreement with a bank. During 2006 the agreement was extended and it provides a borrowing facility of up to (euro)650 (at December 31, 2006 - $857), limited to 60% of certain pledged accounts receivable. The borrowing facility is also secured by the Company guaranty and is subject to certain covenants. At December 31, 2006 the outstanding balance was $196 and $661 and was available under the credit agreement. The company is in compliance with the covenants.

      (c) The short term credit from discontinued operations as of December 31, 2006 represents mainly a liability arising from a promissory note that was issued in connection with the purchase agreement of the operations of ITA (see note 8). The note was payable in 13 quarterly installments of $50 plus the accrued interest. The first installment was paid in December 2004. As of June 30, 2007 all the debt was paid by the Company.

NOTE 11 - ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                                 December 31,
                                                                           -------------------------
                                                                            2006               2005
                                                                           -------           -------
Relating from continuing operations:
Payroll and related liabilities                                             $4,085            $4,039
Employees' claims and related severance (see note 1c)                        8,266             8,234
Taxes to government institutions, including taxes payable                    5,546             4,637
Deferred income taxes (see note 17 b)                                           42                 0
Related parties                                                                                  240
Accrued expenses and other                                                   2,275             1,478
                                                                           -------           -------
Total accrued expenses and other liabilities from
continuing operations                                                      $20,214           $18,628
                                                                           =======           =======
Accrued expenses and other liabilities from discontinued
operations (a)                                                              $1,085             $(28)
                                                                           =======           =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 11 - ACCRUED EXPENSES AND OTHER LIABILITIES (continued)

      (a) Accrued expenses and other liabilities as of December 31, 2005 were shown net, and were reduced by a receivable from IRS of $2,470. A provision was recorded against the receivable in 2006 following some disputes with IRS. See also note 17. As of December 31, 2005 $1,271 were due for VAT mainly as of the selling of the leasing equipment, see note 7(d).

NOTE 12 - LONG-TERM LIABILITIES

a. Composition:

                                                  Interest rate as of            December 31,
                                                      December 31,       --------------------------
                                                         2006              2006             2005
                                                  -------------------    -------          --------
From continuing operations:
In dollars:
     Banks (1)                                            5.7%              $104             $145
     Others (1)                                           6.5%               210              319
                                                                         -------          -------
                                                                             314              464
Less - current maturities                                                  (154)            (151)
                                                                         -------          -------
                                                                            $160             $313
                                                                         =======          =======
From discontinued operations:                                            $10,125          $ 9,700
Less - current maturities (2)                                            (1,012)            (942)
                                                                         -------          -------
                                                                          $9,113          $ 8,758
                                                                         =======          =======

      (1) The balance as of December 31, 2006 represents mainly loans that a subsidiary received to finance a purchase of operative equipment during the third quarter at 2005. The total liability as to December 31, 2006 from this purchase totals to $281 of which $71 from banks and $210 from other financial institutions. The repayment of those loans is on basis of monthly payments for 36-60 months.

      (2) During 2002 two subsidiaries from the Entertainment segment signed a rent contract for 17 years. At of December 2005, the Company decided to discontinue the operations of the Entertainment segment - see note 2(u). The Company aggregated and charged operations for the whole liability using discounted interest rate of 7.25%. The long term liability totaled as of December 31, 2006 to $9.1 million. The current maturities for this amount total 1 million as of December 31, 2006, see note 14(b)(8).

      (3)   Regarding the loan from related party see note 20(m).

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 12 - LONG-TERM LIABILITIES (continued)

      b. The total liabilities mature in the following years after the balance sheet date:

                                                    December 31, 2006
                                         ---------------------------------------
                                         Continuing              Discontinued
                                         operations                operations
                                         ----------              ------------
2007                                           $154                    $1,012
2008                                            113                       967
2009                                             31                       902
2010                                             16                       878
2011                                                                      853
2012                                                                      795
2013 and thereafter                                                     4,718
                                         ----------                ----------
                                               $314                   $10,125
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

            The net expenses (income) from accrued severance pay totaled to $15, $124 and $(25) for the years ended December 31, 2006, 2005 and 2004, respectively.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

      a.    Operating leases

            The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses from continuing operations for the years ended December 31, 2006, 2005 and 2004 were $1,217, $849 and $809, respectively. The lease expenses from discontinued operations for those years totaled to $1,415, $984 and $596, respectively. The Company has accrued during 2005 an accrual for future rent, regarding its discontinued operations, see also note 12 (a).

            Future minimum lease payments from under long-term leases are as follows:

                                                  December 31, 2006
                                       ------------------------------------
                                       Continuing              Discontinued
                                       operations                operations
                                       ----------              ------------
                  2007                       $691                    $1,053
                  2008                        574                     1,099
                  2009                        437                     1,099
                  2010                        172                     1,148
                  2011                                                1,197
                  2012 and thereafter                                 9,199
                                           ------                   -------
                                           $1,874                   $14,795
                                           ======                   =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

      b.    Contingent liabilities

            1) As a result of the September 11, 2001 terrorist attacks, a numerous amounts of lawsuits have commenced against Huntleigh and ICTS. Huntleigh and ICTS have been named in approximately 64 and 61 lawsuits, respectively. All of the cases were filed in the United States District Court, Southern District of New York. The cases are in their early stages with depositions having begun on September 12, 2006. The Company reviewed its security services provided at Boston's Logan International Airport, from which one of the airplanes commandeered by the terrorists departed, subsequent to September 11, 2001 for evidence of non-compliance with the policies of the Federal Aviation Administration. Based on the contracts with the airlines, the Company may be indemnified by the airlines if the Company is found to have followed the procedures enumerated by the Federal Aviation Administration. However, if the Company is found to have violated these screening regulations, it could be liable for damages. Based on the Company's review, no evidence of non-compliance has been identified with respect to the services provided at Boston's Logan International Airport on September 11, 2001. The Company maintains an aviation insurance policy, which may provide limited coverage for liabilities that may be assessed against the Company as a result of the events of September 11, 2001. A number of these cases have been settled or are in the process of being settled at no cost to the Company. Management is unable to estimate the impact of the litigation or fines, as described above. Accordingly, no provision in respect of these matters has been made.

            2) As a provider of security services, the Company faces potential liability claims in the event of any successful terrorist attempt in circumstances associated with the
                  Company. After the September 11th terrorist attacks, the Company's insurance carriers canceled all war risk insurance policies the Company carried.

            3) In February 17, 2002, the Company was awarded a security services contract (the "TSA Contract") by the United Stated Transportation Security Administration ("TSA") to continue to provide security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport basis to the U.S. Federal Government on November 19, 2002. In accordance with the terms of the Contract, the U.S. Federal Government provided the Company with a non-interest bearing partial payment of $26 million to be paid back on a monthly basis of $1.3 million at the beginning of every month commencing April 1, 2002. On December 31, 2002, approximately $11.7 million of the $26 million had been paid back to the TSA (in 2006 and 2005 no additional payments have been paid back to the TSA). As of December 31, 2006 the amount due from the TSA in respect of services provided under the contract aggregates $17.3 million; this amount, net of $14.3 million-the balance of the prepayment, is presented among trade receivables.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

            The TSA filed with the Office of Dispute Resolution for Acquisition ("ODRA") a contract dispute in connection with the contract entered into in February, 2002 by Huntleigh seeking reimbursement of an alleged overpayment of principal in the amount of $59.2 million. This claim follows the lawsuit which Huntleigh has already filed against the TSA for its repeated breaches of its contract with Huntleigh. Both claims are now pending in mediation.

            Huntleigh intends to vigorously challenge the TSA's claim which it asserts is devoid of any factual or legal merit. The TSA's filing comes on the heels of a recent decision by ODRA granting Huntleigh's motion for partial Summary Judgment against the TSA. ODRA has granted Huntleigh's motion for partial Summary Judgment on Huntleigh's claim that the TSA breached the contract by failing to give appropriate notice for transitioning airport locations. A separate hearing will be held to determine the amount of damages due to Huntleigh on this claim. With regards to the claim for the $59.2 million overpayment, Huntleigh has filed a motion to dismiss the action which has been denied.

            Management and its legal counsel are unable to estimate at this stage the final outcome of the above mentioned dispute. Accordingly, no provision in respect of this matter has been made.

      (4) The Company has commenced an action against the U.S. Government with regard to the Fifth Amendment rights relating to the taking of its business. In December 2004 the Court denied the Government's Motion to dismiss the case. A motion for reconsideration was filed by the defendant and denied. The trial for this action has been held and at March 2007 the court has decided against the Company. The Company is appealing the decision.

      (5) In September 2005, Avitecture, Inc, (f/k/a Audiovisual-Washington, Inc.) ("Avitecture"), filed a Demand for Arbitration and Mediation against ITA-Atlantic City, LLC ("ITA") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated March 20, 2003, ITA owes Avitecture $222 for audio, video and control systems it provided for ITA's use in tourist attraction in Atlantic City, New Jersey, but for which Avitecture claims it has not been paid. The case was decided against the Company in an arbitration proceeding awarding Avitecture $200. the Company is seeking to overturn this decision.

      (6) In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against Explore Atlantic City, LLC ("Explore") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated October 28, 2003, Explore owes Turner $948 for work and/or services performed pursuant to the contract, but for which Explore has not paid Turner. In an arbitration proceeding the arbitrator awarded Turner $956 plus interest and costs, which award was affirmed on appeal. The balance was accrued as of December 31, 2006 and 2005.

      (7) During 2005 the Company's subsidiary ICTS USA, Inc. filed a refund claim with the Internal Revenue Service ("IRS") in an amount in excess of $2 million which was reflected on the December 31, 2005 year end financial statements as a receivable. The Company made a demand to the IRS for the refund. The refund has not yet been received by the Company. Thereafter, by letter dated August 15, 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division is ongoing by a grand jury regarding possible criminal tax violations by the subsidiary for the tax years 2002 and 2003 regarding certain royalty payments made to the Company. As a result of the investigation the Company believes that the refund had been put on hold.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

      (8) On August 30, 2006 the Company filed a complaint in the United States District Court for the Southern District of New York against the United Stated and Area Director - Technical Compliance, Internal Revenue Service to recover the refund in the amount of $2,470. In addition, the Company has filed an administrative claim against the IRS in order to recover the same refund as well as damages. The case has been dismissed. Following this event the Company has decided to reverse the receivable from its discontinued operations during 2006.

      (9) Two of the Company's subsidiaries have been sued by their landlord (which is the same entity for both properties) alleging breach of the respective leases. One suit is in Circuit Court for Baltimore City affecting the Company's Explore Baltimore facility, and the other is in the Superior Court of New Jersey affecting the Company's Explore Atlantic City facility. Through legally defective service, the landlord was able to obtain orders for possession of both of these locations. A petition to open the Atlantic City action has been filed and one is being prepared for the Baltimore action. In addition to seeking possession, in both the cases the landlord is seeking unpaid rent for the entire term of the leases. In the Atlantic City case the amount sought is $5,970 and in the Baltimore case the amount is $4,444. While a resolution of both actions is being discussed, a standstill of the proceedings is being negotiated.

      (10) On August 2006 the Company was informed that Rogozin Industries Ltd (in liquidation) filed a litigation regarding a payment of $340 it paid during 2001, which according to the litigation ICTS is guaranteeing. During 2006 the claim was settled without any cost to the Company.

      (11) During 2003, an affiliate which operated the Time Elevator in Rome filed for bankruptcy. The receiver in the bankruptcy has filed a proceeding against the financial institution which provided loans to the affiliate to recover a security deposit in the amount of
            (euro)866 ($1.14 million as of December 31, 2006) which the financial institution held as security and applied against its outstanding indebtedness as a result of the affiliate's defaults. The financial institution has impleaded the Company on its guarantee to the financial institution if the financial institution is required to return the security deposit to the receiver in the bankruptcy. At November 2006 the financial institution withdrew its claim and has filed a Notice of Disclosure in favor of the Company.

      (12) From time to time various claims against the Company, some of which are in litigation, have been alleged by former employees mainly for wrongful termination and labor related issues. Some of the claims are in their earlier stage and it is impossible to determine the amount of contingent liability involved, if any.

      c.    Restrictions on operations

            As part of the sale of its European operations to ICTS Europe, the Company was restricted from conducting in Europe (except for The Netherlands and the former Soviet Union republics, including Russia, Georgia and Kazakhstan) any of the activities in which ICTS Europe was engaged prior to such sale. This restriction was effective through February 2005. As of March 2005 the company re-entered successfully into the aviation security business in Europe, which was followed by various alleged claims.

            The Company is in dispute with Fraport A.G. International Airport Services Worldwide in relation to alleged unlawful use of the letter combination "ICTS" by the Company. Fraport initiated proceedings

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

            before the district court of Amsterdam, which are still pending. The principal amount claimed is (euro)57.7 million ($76 million as of December 31, 2006). However, this claim is based on an alleged incorrect interpretation of the underlying contractual obligation. If the court follows the Company's interpretation, the maximum liability is (euro)700 ($923 as of December 31, 2006). The Company filed a counter claim of (euro)2.45 million ($3.23 million as of December 31, 2006), or under the condition the Fraport's interpretation is followed, (euro)73.5 million ($96.9 million as of December 31, 2006). Currently this action is stayed, pending settlement discussions between the parties.

      d. Following the sale of the European operations, ICTS has undertaken to indemnify ICTS Europe and its subsidiaries in respect of any liability or loss originated prior to December 31, 2001 and not known at that date. As of December 31, 2006, management has not received any notification for any such liability or loss.

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

      f. In 2002 the Company, and one of its subsidiaries, entered into a consultancy services agreement with a company, owned by a former member of the Supervisory Board of the Company. The agreement provided for annual fees of $75 for a period of 2 years and shall be automatically renewed for an additional period of one year. In May 2004 the consultancy company's owner was appointed CEO and the agreement was amended. The agreement shall be valid for 5 years with an automatic extension of an undefined period, with a notice period of 12 months. In August 2004 the CEO resigned and compensation was settled in the amount of approximately $26 per month until June 2006. The accumulated amount was provided in the accounts of 2005.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

      g. In a letter dated November 21, 2003, the U.S. Department of Labor ("DOL") advised Huntleigh that it had failed to comply with a clause included in its contract with the TSA under which Huntleigh had supposedly been required to pay its employees certain minimum wages. The DOL now claims that under this clause Huntleigh owes such employees an amount of approximately $17.5 million and has requested that Huntleigh makes such payment forthwith. On any amount so due, Huntleigh will also be required to pay certain employment taxes of approximately 20%.

            In March 2006, the DOL filed a complaint against Huntleigh stating that underpayments amounted to $7.1 million, which complaint was amended to $17.5 million by adding fringe benefits. Huntleigh has filed a motion for summary judgment. No assurance can be given as to the ultimate outcome or success to Huntleigh with the position it is taking. The Company has made a provision in its financial statements in an amount the Company deemed sufficient to account for its exposure for the above claim

      h.    As to tax assessments, see note 17(g).

      i.    As to the guarantee given to Bilu Investment Ltd., see note 16(a).

NOTE 15 - FINANCIAL INCOME (EXPENSES) - NET

                                                                         Year ended December 31,
                                                               -------------------------------------------
                                                                   2006             2005              2004
                                                                   ----             ----              ----
From continuing operations:
     Financial expenses                                        $(1,137)         $(1,493)            $(825)
     Financial income                                               327              203               456
     Exchange differences - gain (loss)                              96              382              (83)
                                                                -------          -------           -------
                                                                 $(714)           $(908)            $(452)
                                                                =======          =======           =======
Financial expenses from discontinued operations:
Financial expenses                                                  (2)            (191)             (335)
Financial income                                                                                        14
Exchange differences gain (loss)                                    -,-             (40)               -,-
                                                                -------          -------           -------
                                                                    (2)            (231)             (321)
                                                                =======          =======           =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 16 - OTHER INCOME (EXPENSES)

                                                                Year ended December 31,
                                                       ------------------------------------------
                                                          2006             2005              2004
                                                          ----             ----              ----
Other income from continuing operations:

Recovery (write off) investment and guaranty
     deposits related to investment in Bilu, (a)          $665                           $(2,742)
Loss on sale of fixed assets                                                                (124)
Capital gain from investments (b)                          576              110
Other                                                                        37              (41)
                                                       -------          -------          --------
                                                        $1,241             $147          $(2,907)
                                                       =======          =======          ========
Other loss from discontinued operations (c)                -,-         $(4,774)               -,-
                                                       =======          =======           =======

      a. Bilu is a privately held company based in Israel. ICTS acquired the shares in that company from Rogosin Development and Holding Ltd. ("Rogosin"), which was an affiliated company of Leedan. At the time Rogosin and Leedan held another 18% interest in Bilu. ICTS has granted bank guarantees of $2,515 in respect of Bilu's obligations, of which $1,400 is on behalf of Leedan and Rogosin. To secure the bank guarantees ICTS has pledged bank deposits at the same amounts.

            As a result of continuance deterioration in the financial results of Bilu, on December 31, 2004 management decided to write off its investment in Bilu in the amount of $227 and to fully provide for its bank guarantees in the amount of $2,515, including the guaranty share of Leedan and Rogosin as a result of their financial positions. During May and July 2007, the Company was released from its guarantee for amounts of $441 and $224, respectively, see note 3(c). Accordingly the provision was decreased to $1,850 as of December 31, 2006. The recorded provision for these guarantees is presented as a reduction to the restricted deposits that the Company has deposited at the banks where the guaranties were issued.

      b. The Company has written off several investments in the past. During 2005 an amount of $110 was paid to ICTS from two of those companies in which ICTS invested and which were completely dissolved through 2005.

            In January 2006 the Company sold its holding on YCD which was written off in previous years, see note 3 (b). The total gain from the sale was $224.

            In December 2006 the Company sold 155,000 shares of Inksure for $419
            - see note 5(a). The gain from this sale totaled $352.

      c. The Company sold the property it used to lease - see note 7(d). The loss from that sale amounted to $4,774.

NOTE 17 - INCOME TAXES

      a. Each subsidiary of ICTS is subject to tax according to the tax rules applying with respect to its place of incorporation or residency. ICTS is incorporated under the laws of The Netherlands and is, therefore, subject to the tax laws of The Netherlands. Inter-company payments are subject to withholding taxes at varying rates according to their nature and the payer's country of incorporation or residency. As the company has subsidiaries all over the world, each subsidiary is subject to tax according to tax rules applying in the subsidiary location.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 17 - INCOME TAXES (continued)

      b.    Deferred taxes:

      1)    Deferred tax assets have been computed in respect of the following:

                                                         December 31,
                                              ----------------------------------
                                                2006                      2005
                                              --------                  --------
Carry forward losses                           $21,603                  $ 21,820
Fixed assets                                        44                   (2,169)
Provision for bad debts                            353                       144
Accruals and other reserves                      5,077                     (297)
                                              --------                  --------
                                                27,077                    19,498
Less - valuation allowance                      27,077                    19,498
                                              --------                  --------
                                                   -,-                       -,-
                                              ========                  ========

      2) Deferred taxes of $42 for 2006 from continuing operations are presented in the balance sheet among other current liabilities. As of December 31, 2005 no deferred taxes existed..

      c. Income (loss) before taxes on income and share in associated companies is comprised of the following:

                                                                    Year ended December 31,
                                                         ---------------------------------------------
                                                           2006             2005              2004
                                                         --------         --------         ---------
From continuing operations:
ICTS and subsidiaries in The Netherlands                    $(373)            $ 413          $(5,364)
Subsidiaries outside the Netherlands                       (8,471)          (8,872)           (5,028)
                                                         --------         --------         ---------
Loss before taxes from continuing operations              $(8,844)         $(8,459)         $(10,392)
                                                         --------         --------         ---------
From discontinued operations:
Subsidiaries in The Netherlands                                             (4,688)           (1,498)
Subsidiaries outside The Netherlands                       (1,772)         (11,349)          (15,550)
                                                         ========         ========         =========
Loss before taxes from discontinued operations             (1,772)         (16,037)          (17,048)
                                                         ========         ========         =========
                                                         $(10,616)        $(24,496)        $ (27,440)
                                                         ========         ========         =========

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 17 - INCOME TAXES (continued)

      d.    Tax benefit (expense) on income included in the income statements:

                                                                         Year ended December 31,
                                                             ------------------------------------------
                                                               2006             2005              2004
                                                             -------           ------           -------
Current taxes from continuing operations:
     In The Netherlands                                        $(36)           $ (51)           $ (911)
     Outside The Netherlands                                    (91)              680             2,050
     Current taxes from discontinued operations                  (6)                              1,655
                                                             -------           ------           -------
                                                              $(133)             $629           $ 2,794
                                                             =======           ======           =======
For previous years - from continuing operations:
     In The Netherlands                                          259               29              (51)
     Outside The Netherlands                                   (936)          (3,485)               956
For previous years from discontinued operations:
                                                             (2,470)            2,525
                                                             -------           ------           -------
                                                             (3,147)            (931)               905
                                                             =======           ======           =======
     Deferred from continued operations outside
     The Netherlands                                            (42)              440             (515)
                                                             =======           ======           =======
                                                            $(3,322)           $(138)            $3,184
                                                             =======           ======           =======

      e.    The   Company's   effective   income  tax  rate   differs  from  The
            Netherlands' statutory rate of 29.6% compared to 31.5% in previous years, with respect to the following:

                                                                          Year ended December 31,
                                                               -------------------------------------------
                                                                 2006             2005              2004
                                                               --------         --------          --------
Loss before taxes and equity in results of
   associated companies:
From continued operations                                      $(8,844)         $(8,459)         $(10,392)
From discontinued operations                                    (1,772)         (15,926)          (17,048)
                                                               --------         --------          --------
Total                                                           $10,616        $(24,385)        $ (27,440)
                                                               ========         ========          ========
Statutory tax rate                                                29.6%            31.5%             34.5%
                                                               ========         ========          ========
Expected tax benefit (expense) at
     statutory rate                                              $3,142           $7,681            $9,467
Reconciliation for earnings taxed
     at different rates                                             737            1,034               514
Disallowable expenses                                             (162)          (3,686)           (2,160)
Non-taxable (expense) income                                        170          (2,120)             (109)
Changes in valuation allowance                                  (7,579)          (2,040)           (5,244)
Previous years                                                     370             (671)               905
Other                                                                               (60)             (189)
                                                               --------         --------          --------
Income taxes (expenses) benefit                                $(3,322)             $138           $ 3,184
                                                               ========         ========          ========

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 17 - INCOME TAXES (continued)

Income taxes (expenses) benefits are shown as follow:

                                                           Year ended December 31,
                                                 -------------------------------------------
                                                   2006             2005              2004
                                                 --------        ---------          --------
From continuing operations                         $(846)        $ (2,387)            $1,529
From discontinued operations                      (2,476)            2,525             1,655
                                                 --------          -------           -------
Total                                            $(3,322)            $ 138            $3,184
                                                 ========          =======           =======

      f.    Carry forward tax losses

            As of December 31, 2006, the Company has carry forward tax losses in the Netherlands, in the amount of approximately $38 million. Utilization of such losses is limited in certain circumstances.

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

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 18- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

      a.    Fair market value of financial instruments

            Based on borrowing rates currently available to the Company for bank loans with similar terms and maturities, the fair market value of the Company's short-term and long-term debt from continuing operations approximates the carrying value as the interest rates are variable.

            Furthermore, the carrying value of other financial instruments potentially subject to credit risk (principally consisting of cash and cash equivalents, time deposits and marketable securities, accounts receivable, accounts payable and loans from related party) also approximates fair market value, due to the short term nature of the instrument or its variable rate of interest.

            The Company has a liability of $10.1 million from discontinued operations, see note 12(b). This liability was recorded using a rate of discount 7.25% to show the liability at fair market value in accordance with FAS 144. The amount of the liability before the discount amounts at least $16.4 million, see note 14(1). All other short term debt from discontinued operations approximates their carrying value.

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

            2) As of December 31, 2006 and 2005, two major customers accounted for 35% and 34% of accounts receivable from continuing operations, respectively. The TSA represented one of those customers for 2006 and 2005 in the amount of approximately $3 million. This receivable is being outstanding since 2002, see note 14(2)(b)(3).

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 18- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

            For the years ended December 31, 2006, 2005 and 2004, sales to major customers (constituting 10% or more of the Company's consolidated revenues from continuing operations), derived from aviation service contracts, amounted 25%, 25% and 14% of revenues, respectively, as set forth below:

                                        Year ended December 31,
                               ---------------------------------------
                               2006              2005             2004
                               ----              ----             ----
                                     (% of consolidated revenues)
                               ----------------------------------------
           Customer A           13%               15%              14%
           Customer B                             10%
           Customer C           12%

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

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 19 - SEGMENT INFORMATION

            The Company adopted FAS 131, which establishes disclosure and reporting requirements in respect of segments. Until December 2005 the Company had 3 operating segments: Aviation, Leasing and Entertainment. In December 2005, the Company decided to discontinue its activities on the Leasing and the Entertainment segments. As a result of that the Company has today only one business segment - Aviation.

            a.    Geographical information

                  Following is a summary of revenues and long-lived assets by geographical areas:

                  1) Revenues - classified by country in which the services were rendered:

                                                                         Year ended December 31,
                                                                ------------------------------------------
                                                                  2006             2005              2004
                                                                -------          -------           -------
   From continuing operations:
     USA                                                        $46,844          $48,313           $48,156
     The Netherlands                                              7,200            6,319             6,397
     France                                                       3,406                -                 -
     Other                                                        3,341            3,081             3,440
                                                                -------          -------           -------
     Total                                                      $60,791          $57,713           $57,993
                                                                =======          =======           =======
   From discontinued operations:

     USA                                                              -           $1,171            $1,491
     The Netherlands                                                  -            2,814             3,294
                                                                -------          -------           -------
                                                                    -,-          $ 3,985           $ 4,785
                                                                =======          =======           =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 19 - SEGMENT INFORMATION (continued)

            2)    The   Company's   long-lived   assets,   net  of   accumulated
                  depreciation, are located in the following geographical areas:

                                                                          December 31,
                                                                ---------------------------------
                                                                  2006                      2005
                                                                -------                   -------
Long lives assets from continuing operations:
     USA                                                           $724                      $879
     The Netherlands                                                 43                        56
     France                                                          58
     Other                                                          560                       318
                                                                -------                   -------
                                                                $ 1,385                   $ 1,253
                                                                =======                   =======

As of December 31, 2006 and 2005 the net value of all long lived assets from discontinued operations has been impaired to zero, see note 7(e).

      b.    As to the Company's major customers, see note 18(b) (2).

NOTE 20 - RELATED PARTIES - TRANSACTIONS AND BALANCES

      a.    Revenues from, and expenses to, related parties:

                                                                         Year ended December 31,
                                                                ------------------------------------------
                                                                  2006             2005              2004
                                                                -------          -------           -------
Cost of revenues                                                   $(9)              $89               $98
                                                                =======          =======           =======
Selling, general and administrative expense                        $485            $ 524           $ 2,546
                                                                =======          =======           =======
     Includes compensation payments and services
     provided to the Company by related parties

Financial expenses                                                 $113           $(320)
                                                                =======          =======
Other (income) expenses, see (d) and (h) below                  $ (665)          $ 4,775             1,400
                                                                =======          =======           =======
Share in Losses of associated companies:

From continuing operations                                         $132            $ 486           $ 1,625
From discontinued operations                                                          36                81
                                                                -------          -------           -------
                                                                   $132            $ 522           $ 1,706
                                                                =======          =======           =======

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 20 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued)

      b.    Balances with related parties:

                                                                                         December 31,
                                                                                    ----------------------
                                                                                    2006              2005
                                                                                    ----              ----
Restricted cash, see  (d) below                                                     $665
                                                                                    ====
Other current assets, see (j) below                                                                   $200
                                                                                                      ====
Accrued expenses and other liabilities                                                                $253
                                                                                                      ====
Liabilities from discontinued operations, see note 2(u)                             $122              $200
                                                                                    ====              ====

      c. As to the Company acquisition from a related party in December 2003 of the entertainment business of ITA, and the related impairment losses of the tangible and intangible assets in 2003 and 2004 amounted to $20,888, see note7(e) and note 8. At December 2005 the company decided to discontinue the operations of the Entertainment business - see note 2(u).

      d. As to guarantees issued to Bilu on behalf of related parties ('Leedan' and 'Rogosin') in the amount of $1,400, and not exercising them in 2004 and as of the release of the $665 from these guarantees see note 3(c) and note 16(a).

      e. The Company issued a letter of guarantee in 2002, securing the loan that a German bank had granted to IMA (a company under the control of one of ICTS shareholders) in the amount of $1,137. As IMA entered into bankruptcy procedures, ICTS was required during 2005 to cover its guarantee to the German Bank. See also note 14(b)(10).

      f. In 2004 the Company wrote off its investment in Pioneer (a company held by principal shareholders) in the amount of $1,794.

      g. In January 2000 ICTS acquired a $1,000 non marketable debenture of Pioneer, bearing interest at the rate of 10% per annum and its repayment was guaranteed by Leedan International Holding BV, a related party. In 2004, as a result of Leedan financial position, the Company decided not to exercise the guarantee. in the amount of $1,438.

      h. As to the selling of the lease equipment in the amount of $5 million in cash plus an amount equal to the related loan balance on the exercise date ($2.1 million as for the exercise date), and a loss of $4,775 see notes 7(d) and note 2(u).

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 20 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued)

      i. In July 2005, the Company signed an agreement with related party, to sell its rights of ownership in the long term deposit "China Dragon" in an amount of $5,731 as of the sale date and to transfer the related long term loan in an amount of $4,214 as of the sale date which was received as part of arrangement with a bank, for consideration of $1.2 million. The loss from the selling amounted to $317 and is included in financial income (expenses) in the accompanying statement of operations.

      k. The accrued expenses for the years 2005 and 2004 to related parties are mainly liabilities regarding agreements with resigned employee, see also note 14..

      l. As of the agreement in 2007 with EDN (a related party) regarding structural changes in Demco (a 100% own subsidiary), see note 23
            (c).

      m. As of December 31, 2006, the company received loans in an aggregate amount of $2,652 from a related party as bridging finance. These loans are evidenced by secured Promissory Note. All loans and accrued but unpaid interest are due and payable on April 1, 2008. Interest accrues at prime rate plus 1.5 percent and the obligations are secured by the pledge of 2,157,895 shares of common stock of Inksure Technologies Inc - see note 5(a)(1). The loans are, at the option of the lender, convertible into the company's Common Stock at a price of $3.50 per share.

NOTE 21 - LOSSES PER SHARE

      The following table presents the data used for computation of basic and diluted losses per share:

                                                                       Year ended December 31,
                                                             ---------------------------------------------
                                                                 2006             2005              2004
                                                             ----------       ----------        ----------
Basic:
     Net loss from continuing operations                       $(9,822)        $(11,332)         $(10,488)
                                                             ==========       ==========        ==========
     Net loss from discontinued operations                     $(4,248)        $(13,548)         $(15,474)
                                                             ==========       ==========        ==========
     Weighted average shares of common
         stock outstanding                                    6,528,100        6,528,100         6,524,250
                                                             ==========       ==========        ==========
Diluted:
     Net loss from continuing operations                       $(9,822)        $(11,332)         $(10,488)
                                                             ==========       ==========        ==========
     Net loss from discontinued operations                     $(4,248)        $(13,548)         $(15,474)
                                                             ==========       ==========        ==========
     Weighted average shares of common
     stock outstanding                                        6,528,100         6,528100         6,524,250
                                                             ==========       ==========        ==========

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

            Pursuant to the above plans, the Company reserved for the issuance a total of 2,100,000 common shares, out of which as of December 31, 2006 179,500 options are still available for future grant.

            As of December 31, 2006, 1,920,500 options are outstanding, all of which have been granted to directors and executive officers of the Company, at exercise prices ranging from $1.00 to $5.30 per share. These options vest over various terms, ranging from immediately to three years. Outstanding options expire at various times, but not later than October 2011.

            The options granted under the Company's plans are exercisable for the purchase of shares as follows:

                                                          December 31,
                                               ---------------------------
                                                    2005              2005
                                               ---------         ---------
At balance sheet date                          1,261,833           615,833
During the first year thereafter                 446,000           233,333
During the second year thereafter                212,667           233,334
                                               ---------         ---------
                                               1,920,500         1,082,500
                                               =========         =========

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands)

NOTE 22 - STOCK OPTIONS (continued)

      A summary of the status of the plans as of December 31, 2006, 2005 and 2004 and changes during the year ended on those dates is presented below:

                                                                                   Year ended December 31,
                                                  ----------------------------------------------------------------------------------
                                                             2006                        2005                         2004
                                                  ------------------------     ------------------------     ------------------------
                                                                  Weighted                     Weighted                     Weighted
                                                       Number of   average          Number of   average          Number of   average
                                                         options  exercise            options  exercise            options  exercise
                                                  (in thousands)     price     (in thousands)     price     (in thousands)     price
                                                  --------------     -----     --------------     -----     --------------     -----
                                                                       $                             $                            $
                                                                     -----                        -----                        -----
Options outstanding
     at the beginning of year                           1,082         1.58          1,113          1.68            253          6.99
Changes during the year:
     Granted                                              838         1.00                                       1,020          1.35
         Exercised or bought
              By the Company                                                                                       (15)         5.30
         Forfeited and cancelled                                                      (31)         5.17           (145)         8.50
                                                        -----         ----            ---          ----            ---          ----
Options outstanding at the
     end of year                                        1,920         1.33          1,082          1.58          1,113          1.68
                                                        =====         ====            ===          ====            ===          ====
Options exercisable at the
     end of year                                        1,262         1.43            616          1.75            400          2.40
                                                        =====         ====            ===          ====            ===          ====

The options outstanding as of December 31, 2006 have been separated into ranges of exercise price as follows:

                                                                               Options         Weighted
                            Options          Weighted                        Exercisable        average
                          outstanding         Average       Weighted            as of          exercise
                             as of           remaining       average        December 31,       price of
          Exercise     December 31, 2006    contractual     exercise            2006          exercisable
            price       (in thousands)         life           Price        (in thousands)       options
          --------     -----------------    -----------     --------       --------------     -----------
              $                               Years             $                                  $
            ----                              -----           ----                               ----
            1.00             838               5               1.00            413                1.00
            1.35           1,020               3               1.35            787                1.35
             5.3              62               *                5.3             62                 5.3
                           -----                               ----            ---                ----
                           1,920                               1.33          1,262                1.43
                           =====                               ====            ===                ====

*     Less than 1 year.

                             ICTS INTERNATIONAL N.V.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               (US $ in thousands

NOTE 23 - SUBSEQUENT EVENTS

      a) The Company has commenced an action against the U.S. Government with regard to the Fifth Amendment rights relating to the taking of its business- see note 14(b)(4). The trial for this action has been held and the court has decided in March 2007 against the Company. The Company is appealing the decision.

      b) In March 2007 the company sold 155,000 shares of its investment in Inksure for $295, see note 5(a)(1).

      c) Following structural changes and continuous losses in Demco, a 100% held subsidiary, it was decided to transfer the projects of Demco to EDN, a subcontractor and related party. EDN will pay a commissions to Demco based on the contracts it will operate until 2010.

      d) Loans from related parties until June 15, 2007 totaled to amount of $5.4 million see also note 20(m).

      e) On May and July 2007, the Company was released from part of its guarantees regarding Bilu and received back an amount of $441and $224, respectively - see note 3(c).