Form 20-F
period 2007-12-31
ICTS INTERNATIONAL N V
filed 2008-07-01
CIK 1010134

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

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event  requiring this shell company report . . . . . . .

     For the transition period from _________________ to _________________

                         COMMISSION FILE NUMBER 0-28542

                            ICTS INTERNATIONAL, N.V.
--------------------------------------------------------------------------------

             (Exact Name of Registrant as specified in its charter)

                                 Not Applicable
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                 The Netherlands
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                        Avraham Dan, Tel: +31-20-3471077,
                 Email: dan@ictsusa.com, Address: Same as above
--------------------------------------------------------------------------------
                (Name, Telephone, E-mail and/or Facsimile number
                     and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class:  None     Name of each exchange on which registered:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                  Common Shares, par value 0.45 Euro per share
--------------------------------------------------------------------------------
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 6,672,980
        ---------

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                                                             YES [_]     NO [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                                                             YES [_]     NO [X]

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

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

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]   Accelerated filer [_]   Non-accelerated filer [X]

      Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]  International Financial Reporting Standards as issued   Other [_]
               by the International Accounting Standards Board [_]

      If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
                                                       Item 17 [_]   Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                                                             YES [_]     NO [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

      Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                                             YES [_]     NO [_]

When used in this Form 20-F, the words "may", "will", "expect", "anticipate", "continue", "estimates", "project", "intend" and similar expressions are intended to identify Forward-Looking Statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any Forward-Looking Statements are not guarantees of future performance and are subject to risks and uncertainties and those actual results may differ materially from those included within the Forward-Looking Statements as a result of various factors.

                                Table of Contents

Part I                                                                         4
------
Item 1            Identity of Directors, Senior Management and Advisers        4
Item 2            Offer Statistics and Expected Timetable                      4
Item 3            Key Information                                              4
Item 4            Information on the Company                                  10
Item 5            Operating and Financial Review and Prospects                16
Item 6            Directors, Senior Management and Employees                  27
Item 7            Major Shareholders and Related Party Transactions           33
Item 8            Financial Information                                       35
Item 9            The Offer and Listing                                       37
Item 10           Additional Information                                      38
Item 11           Quantitative and Qualitative Disclosures about Market Risk  46
Item 12           Description of Securities other than Equity Securities      47

Part II                                                                       47
-------
Item 13           Defaults, Dividend Arrearages and Delinquencies             47
Item 14           Material Modifications to the Rights of Security Holders
                  and the Use of Proceed                                      47
Item 15           Controls and Procedures                                     47
Item 16A          Audit Committee Financial Expert                            48
Item 16B          Code of Ethics                                              48
Item 16C          Principal Accountant Fees and Services                      48
Item 16D          Exceptions from Listing Standards for Audit Committees      48

Part III                                                                      48
--------
Item 17           Financial Statements                                        48
Item 18           Financial Statements                                        48
Item 19           Exhibits                                                    49

Exhibits
--------
Exhibit 12.1      Certification

Exhibit 13.1      Certification

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

                                 Not Applicable

Item 2. Offer Statistics and Expected Timetable

                                 Not Applicable

Item 3. Key information.

      Operations

      ICTS International, N.V., including its subsidiaries (collectively referred to herein as "ICTS" or "the Company"), is a provider of aviation security and other aviation related services through service contracts with airline companies, airport authorities and governments. In 2002, one of the company's subsidiaries, Huntleigh USA Corporation ("Huntleigh") derived a substantial portion of its revenues from providing aviation security services to the United States Transportation Security Administration ("TSA"). Commencing November 2002, the Company ceased providing such services to the TSA but continues to provide such services to aviation companies and others outside the U.S.

      Discontinued Operations

      In December 2005, the Company's management decided to cease two of its segments operations and to focus on the main core business of the company; the aviation security activities and aviation related services.

      Following the decision, the Company ceased its operations in the Leasing and Entertainment segments. The leased equipment was sold to the lessee and the entertainment sites were closed as of December 31, 2005.

      Selected Financial Data

      Selected Consolidated Statements of Income Data set forth below have been derived from ICTS Consolidated Financial Statements which were prepared in accordance with U.S. GAAP. The Selected Consolidated Financial Data set forth below should be read in conjunction with Item 5 Operating and Financial Review and ICTS Consolidated Financial Statements and the Notes to those financial statements included in Item 18 in this Annual Report.

      The data reflects the results of operations and net assets of continuing operations, while details of the discontinued operations are presented separately.

                                       (U.S Dollars in thousands)
--------------------------------------------------------------------------------
Continuing Operations          2007      2006      2005       2004      2003
---------------------          ----      ----      ----       ----      ----
Cash and cash equivalents     $2,095    $1,743    $5,927     $3,224    $7,404
Current Assets                15,771    17,444    24,962     23,529    30,002
Total Assets                  24,230    26,425    31,676     37,507    55,914
Current Liabilities           28,216    29,249    25,435     20,395    24,747
Shareholders Equity
    (Deficiency)             (20,610)  (19,002)   (5,148)    21,506    46,961
Discontinued Operations
-----------------------
Total Assets                  $2,873      $130      $537    $17,455   $28,586
Total Liabilities             10,619    13,441    11,424      8,786     8,601
--------------------------------------------------------------------------------

Selected Financial Data Statement of Operations
         The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2007, 2006, 2005, 2004, and 2003:

                                                            (U.S Dollars in thousands except per share data)
                                                                          Year ended December 31,
                                                   ---------------------------------------------------------------------
                                                     2007            2006          2005           2004           2003*
                                                  ---------      ---------      ---------      ---------      ---------
REVENUES                                            $64,780        $60,791        $57,713        $57,993        $67,933
COST OF REVENUES                                     52,397         55,284         53,721         52,825         52,557
                                                  ---------      ---------      ---------      ---------      ---------
GROSS PROFIT                                         12,383          5,507          3,992          5,168         15,376

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES         13,338         14,878         11,690         12,201          9,344
                                                  ---------      ---------      ---------      ---------      ---------
OPERATING INCOME (LOSS)                                (955)        (9,371)        (7,698)        (7,033)         6,032

FINANCIAL INCOME (EXPENSES) - net                    (3,334)          (714)          (908)          (452)         4,118
OTHER INCOME (EXPENSES) - net                          (246)         1,241            147         (2,907)          (353)
                                                  ---------      ---------      ---------      ---------      ---------
INCOME (LOSS) BEFORE TAXES                           (4,535)        (8,844)        (8,459)       (10,392)         9,797
INCOME TAXES BENEFIT (EXPENSE)                         (966)          (846)        (2,387)         1,529         (3,910)
SHARE IN LOSSES OF ASSOCIATED COMPANIES - net        (2,479)          (132)          (486)        (1,625)        (6,661)
                                                  ---------      ---------      ---------      ---------      ---------
LOSS FROM CONTINUING OPERATIONS                      (7,980)        (9,822)       (11,332)       (10,488)          (774)

DISCONTINUED OPERATIONS:
Profit (Loss) from discontinued
  operations, net of tax expenses
  (Benefit) of $(2,470), $2,476,
  $(2,525), $(1,655) and $(795)
  in 2007, 2006, 2005, 2004 and
  2003, respectively, includes
  loss of $4,774 on sale of assets
  to a related party in 2005, and
  after share in loss of associated
  company of $36 and $81 in 2005 and
  2004, respectively                                  5,422         (4,248)       (13,548)       (15,474)       (18,130)
                                                  ---------      ---------      ---------      ---------      ---------
LOSS FOR THE YEAR                                    (2,558)       (14,070)       (24,880)       (25,962)       (18,904)
                                                  =========      =========      =========      =========      =========
OTHER COMPREHENSIVE INCOME (Loss):
Translation adjustments                                  80           (399)        (1,560)         1,043          3,456
Unrealized gains (losses) on marketable
  securities                                            497            104           (214)          (616)           794
Reclassification adjustment for losses
  for available for sale securities
  included in net income                                                                                            237
                                                  ---------      ---------      ---------      ---------      ---------
                                                        577           (295)        (1,774)           427          4,487
                                                  ---------      ---------      ---------      ---------      ---------
TOTAL COMPREHENSIVE INCOME (LOSS)
FOR THE YEAR                                        $(1,981)      $(14,365)      $(26,654)      $(25,535)      $(14,417)
                                                  =========      =========      =========      =========      =========
PROFIT (LOSS) PER SHARE:
Loss from continued operations:
Loss per common share - basic                        $(1.22)        $(1.51)        $(1.74)        $(1.61)        $(0.12)
                                                  =========      =========      =========      =========      =========
(Loss) per common share - diluted                    $(1.22)        $(1.51)        $(1.74)        $(1.61)        $(0.12)
                                                  =========      =========      =========      =========      =========
Profit (Loss) from discontinued operations:
Profit (Loss) per common share - basic                $0.83         $(0.65)        $(2.07)        $(2.37)        $(2.78)
                                                  =========      =========      =========      =========      =========
Profit (Loss) per common share - diluted              $0.83         $(0.65)        $(2.07)        $(2.37)        $(2.78)
                                                  =========      =========      =========      =========      =========
NET LOSS:
Loss per common share - basic                        $(0.39)        $(2.16)        $(3.81)        $(3.98)        $(2.90)
                                                  =========      =========      =========      =========      =========
Loss per common share - diluted                      $(0.39)        $(2.16)        $(3.81)        $(3.98)        $(2.90)
                                                  =========      =========      =========      =========      =========
Weighted average shares of common
  stock outstanding                               6,528,100      6,528,100      6,528,100      6,524,250      6,513,100
Adjusted diluted weighted average
  shares of Common stock outstanding              6,528,100      6,528,100      6,528,100      6,524,250      6,513,100
                                                  =========      =========      =========      =========      =========

*     Some numbers of 2003 were reclassified to match 2004-2007 presentations.

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

      One major event in 2001 and early 2002 significantly changed our business operations: the passage of the Aviation and Transportation Security Act (the "Security Act") by the United States Congress in response to the terrorist attacks on September 11, 2001, pursuant to which the Federal Government through the TSA took over aviation security services in the U.S. in November 2002. As a result of this event, we have limited aviation security operations in the U.S.

      If we are unable to increase revenues from aviation security services, our financial condition and results of operations will be adversely affected.

      If we are unsuccessful in resolving our disagreements with the TSA, there may be a significant material adverse effect on our financial condition.

      In February 2002, we entered into an aviation security services contract with the TSA to continue to provide aviation security services in all of our current airport locations until the earlier of either the completed transition of these security services on an airport by airport basis to the U.S. Federal Government or November 2002.

      In connection with payments made by the TSA to Huntleigh USA, a wholly owned subsidiary of the Company, for aviation security services provided in 2002, the Defense Contract Management Agency has indicated that it believes that Huntleigh should not have been paid on a fixed price basis as believed by Huntleigh, but on an actual costs plus basis, what the TSA would consider a reasonable profit. On that later basis, Huntleigh may be required to repay to the TSA the difference between such amount and the actual amounts paid to it. Huntleigh, however, has various claims for additional amounts it considers are due to it for the services provided to the TSA.

      If the TSA will claim such difference from Huntleigh and will prevail in all of its contentions, and none of Huntleigh's claims will be recognized, then the Company may suffer a loss in an amount of about $59 million. The Company is engaged in litigation with the FAA/TSA. No provisions have been made by the Company with respect to the above potential claims.

      Claim for Loss of Business.

      The Security Act provides that all aviation security services in the U.S. will be handled by the Federal Government through the TSA. As a result of the passage of the Security Act the TSA took over aviation security in the U.S. since the end of 2002. Our failure to be able to meet the TSA's requirements or to secure contracts from the TSA will have a material adverse affect on our business.

      As a foreign corporation, the Company is not eligible to bid for security service contracts with the TSA.

      Huntleigh's main business was providing airport security services to airlines and airports but as a result of the creation of the TSA and the requirement that the TSA take over airport security, Huntleigh has lost its principal business. Huntleigh has commenced legal action against the U.S. Government for the "Taking" of its business and to protect its rights under the Fifth Amendment of the U.S. Constitution. Huntleigh seeks to recover the going concern value of the lost business. The suit was brought in the U.S Court of Federal Claims. The Court has decided against the Company. The Company appealed this decision and the U.S. Court of Appeals for the Federal Circuit affirmed the lower court's ruling against the Company.

      We face significant potential liability claims.

      As a result of the September 11th terrorist attacks, numerous lawsuits have been commenced against us and our U.S. subsidiary. The cases arise out of airport security services provided for United Flight 175 out of Logan Airport in Boston, Massachusetts which crashed into the World Trade Center. In addition, to the present claims, additional claims may be asserted. The outcome of these or additional cases is uncertain. If there is an adverse outcome with respect to any of these claims which is not covered by insurance, then there may be a significant adverse impact on us.

      We have incurred major losses in recent years.

      We incurred net losses of approximately $2.6, $14.1, $24.9, $26.0 and $18.9 million in 2007, 2006, 2005, 2004 and 2003 respectively. We cannot assure you that we can achieve profitability. The losses were accompanied by net cash used in operating activities of $3.6, $7.6, $5.2, $1.2 and $19.3 million in 2007, 2006, 2005, 2004 and 2003, respectively, and at December 31, 2007 the
Company had a working capital deficiency of $11.7 million and negative equity of
20.6 million. If we do not achieve new service contracts and profitability, the viability of our company will be in question and our share price will likely decline.

      Our auditors have expressed an opinion that there is substantial doubt about our ability to continue as a going concern.

      In its report, our auditors have expressed an opinion that there is substantial doubt about our ability to continue as a going concern. As discussed in the accompanying audited financial statements at the year ended December 31, 2007, the Company had revenue of $64.8 million and a total loss of $2.6 million as well as a net working capital deficiency and negative equity.

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

      IRS Audit.

      The Company's Subsidiary is currently undergoing an IRS audit for the years ended December 31, 2002, 2003 and 2004. Should the audit conclude that the Company owes significant funds to the IRS this could have an adverse effect on the financial condition of the Company.

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

      Our contracts with airports or airlines may be canceled or not renewed.

      Our revenues are primarily provided from services pursuant to contracts, which are cancelable on short notice at any time, with or without cause. We cannot assure you that an existing client will decide not to terminate us or fail to renew a contract. In addition consolidation in the airline industry could also result in a loss of customers. Any such termination or failure to renew a contract with us could have a material adverse effect on our results of operations or financial condition. There is a material contract that will expire in 2009 and the Company is in the process of negotiations to renew the contract. If the negotiations will not be in the Company's favor it will have a material affect on the Company's financial results.

      If our relationship with our major customers is impaired, then there may be a material adverse affect on our results of operations and financial condition. Our major customers consist of the major airlines servicing the United States. Currently our customers' financial results may suffer because of the increase in oil prices which has affected also our situation as service provider. If such airlines encounter financial difficulty this may have a material adverse impact on our business.

      Our success will be dependent upon our ability to change our business strategy.

      As part of our new business strategy we intend to develop technological solutions and systems for the aviation security industry, develop or acquire security activities other than aviation security, and seek other revenue producing businesses and business opportunities.

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

      The aviation security industry is subject to extensive governmental regulation, the impact of which is difficult to predict.

      The Security Act has had a significant negative impact on our aviation security business. In addition, our ability to successfully market new systems will be dependent upon government regulations over which we have no control. Any existing or new regulation may cause us to incur increased expenses or impose substantial liability upon us. The likelihood of such new legislation is difficult to predict. During 2007 the TSA took over part of Huntleigh's business regarding the ticket checkers. Annual expected loss of revenues is approximately $5 million.

      The markets for our products and services may be adversely affected by legislation designed to protect privacy rights.

      From time to time, personal identity databases and technologies utilizing such databases have been the focus of organizations and individuals seeking to curtail or eliminate the use of personal identity information technologies on the grounds that personal information and these technologies may be used to diminish personal privacy rights. In the event that such initiatives result in restrictive legislation, the market for our products may be adversely affected.

      Our operations are dependent upon obtaining required licenses.

      A license to operate is required from the airport authority in the airports in which we currently operate. The loss of, or failure to obtain, a license to operate in one or more of such airports could result in the loss of, or the inability to compete for, contracts in the airports in which we have licenses.

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

      As of December 31, 2007, three groups of shareholders, officers and directors own approximately 81.5% of our shares (including options that are in the money and immediately exercisable). Their interests could conflict with yours; significant sales of shares held by them could have a negative effect on our stock price.

      Mr. Menachem Atzmon, a director and chairman of the board of the Company, as a representative of the Atzmon Family Trust, owns or controls approximately 56% of our issued and outstanding common stock. As a result of such ownership, and/or control, the Atzmon Family Trust is able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. In addition, sales of significant amounts of shares controlled by the Atzmon Family Trust or any other main shareholder, or the prospect of these sales, could adversely affect the market price of our common stock.

      We cannot assure you that we will pay dividends.

      Although we have paid cash dividends in the past, we cannot assure you that any future dividends will be declared or paid.

      We are subject to the laws of the Netherlands.

      As a Netherlands "Naamloze Vennootschap" (N.V.) public limited liability company, we are subject to certain requirements not generally applicable to corporations organized under the laws of jurisdictions within the United States. Among other things, the authority to issue shares is vested in the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the shareholders or by the Articles of Association to another corporate body for a period not exceeding five years. The issuance of the common shares is generally subject to shareholder preemptive rights, except to the extent that such preemptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or by the corporate body designated to do so by the general meeting of shareholders or the Articles of Association. Such a designation may only take place if such corporate body has also been designated to issue shares.

      In this regard, the general meeting of shareholders has authorized our Supervisory Board to issue any authorized and unissued shares at any time up to five years from December 6, 2006, the date of such authorization, and has authorized the Supervisory Board to exclude or limit shareholder preemptive rights with respect to any issuance of common shares prior to such date. Such authorizations may be renewed by the general meeting of shareholders from time to time, for up to five years at a time. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of directors of a surviving company may resolve to legally merge the company). Shareholders do not have preemptive rights with respect to shares which are issued against payment other than in cash.

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

      U.S. judgments may not be enforceable in the Netherlands.

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

Item 4. Information on the Company

      History and Development of the Company.

      Unless the context indicates otherwise, all references herein to the "Company" or "ICTS" include ICTS International N.V., and its consolidated subsidiaries.

      Aviation Security Business.

      ICTS is a public limited liability company organized under the laws of The Netherlands in 1992. ICTS's offices are located at Biesboch 225, 1181 JC Amstelveen, The Netherlands and its telephone number is +31-20-347-1077.

      The Company's predecessor, International Consultants on Targeted Security Holland B.V. ("ICTS Holland"), was founded in the Netherlands in 1987. Until 1994, subsidiaries and affiliates of ICTS Holland conducted similar business in which the Company is currently engaged. As of January 1, 1994, ICTS Holland's interest in its subsidiaries (other than three minor subsidiaries) was transferred to ICTS International B.V. ("ICTS International"). Thereafter, ICTS International purchased from a third party all of the outstanding shares of ICTS Holland, incorporated in The Netherlands in 1992 without any operations prior to its acquisition by ICTS International. As of January 1, 1996, the Company acquired all of the assets and assumed all of the liabilities of ICTS International.

      As of January 1, 1999, the Company acquired 80% of the issued and outstanding capital stock of Huntleigh and in January 2001 the Company exercised its option to acquire the remaining 20% at an agreed upon price formula making Huntleigh a wholly owned subsidiary. Huntleigh is a provider of aviation services and limited security services in the United States.

      In the wake of the events which occurred on September 11, 2001, the Federal Government of the United States, in November, 2001, enacted the Aviation and Transportation Security Act (the "Security Act") Public Law 107-71. Under the Security Act, entities may provide aviation security services in the United States only if they are owned and controlled at least 75% by U.S. citizens. As a company organized under the laws of the Netherlands, ICTS may be unable to comply with the ownership requirements under the Security Act. The Security Act is administered through the TSA.

      In the fourth quarter of 2002, pursuant to the Security Act, the Federal government through the TSA, took over substantially all of the aviation security operations in U.S. airports. As a result, ICTS, through its wholly owned subsidiary, Huntleigh, provides limited aviation services in the United States.

      In 2001 and 2002, ICTS sold substantially all of its European operations in two stages, for an aggregate purchase price of $103 million. As a result of the sale, ICTS fully divested itself at that time from its European operations, except for its operations in the Netherlands and Russia.

      In February 2005, as the non-competition restrictions, related to the sale of the European aviation security operations as mentioned above, expired, the Company made a strategic decision to re-enter the European aviation security market. In March 2005 the Company established a wholly owned subsidiary, I-SEC International Security B.V., under which all the European aviation security activities provided by ICTS are operated.

      Since 2005, the company re-entered the aviation security business in Europe by signing contracts with U.S. carriers. Following these contracts I-SEC established new subsidiaries throughout Europe, in the Netherlands, France, England, Spain, Hungary, Germany and other countries.

      Leasing Business.

      In the second quarter of 2002, the Company purchased equipment in the amount of $23.5 million and leased it back to the sellers, an affiliated private Dutch company, for 7 years in an operating lease agreement.

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

      Entertainment Business.

      On December 23, 2003, the Company, through wholly owned subsidiaries, purchased from ITA International Tourist Attractions, Ltd., ("ITA") (a company under the control of one of ICTS's shareholders) certain assets owned by ITA and used by it in the development, establishment and operation of motion-based entertainment theaters. The assets purchased consist primarily of intangible property and certain equipment. ITA was a company in which a principal shareholder of the Company, at the time, owned in the aggregate in excess of 50% of the shares. The purchase price for the assets purchased was $5.4 million. The purchase price was paid by set-offs against certain debts owed by ITA to the Company, cash and notes. As a part of the transaction, certain agreements made between the Company and ITA in 2001 were terminated, with the result that the Company was no longer committed to involve ITA in its existing and future entertainment projects. Prior to entering into the transaction the Company obtained a fairness opinion as to the fairness of the consideration and the transaction to the Company.

      Shortly after the facilities were opened, and based on its performances, the Company's management revaluated these investments and determined that the forecasted cash flows from these projects will not cover the investments. Based on the fair value using discounted cash flows model, the Company had recognized impairment losses in 2003 and 2004 totaling $20.8 million with respect to its entertainment investments.

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

      Business Overview

      General

      ICTS had specialized until 2002 in the provision of aviation security services. Following the taking of its aviation security business in the United States by the TSA in 2002, ICTS engages primarily in non-security related activities in the USA. In addition, ICTS provides non-security related aviation services and develops technological systems and solutions for the security market.

      ICTS, through I-SEC International Security B.V., supplies aviation security services at airports in Europe. Through Huntleigh it supplies aviation services and limited security services in the USA.

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

      Aviation Security Operations in Europe.

      ICTS, through I-SEC International Security B.V., supplies aviation security at airports, airlines and governments in Europe. During 2007, I-SEC was hired to provide and extend the security services it provides to Schiphol Airport in Amsterdam. This contract is for a period of five years and is an important breakthrough for the Company. ICTS NAS had a contract serving one customer which expired in February 2008. ICTS NAS is being liquidated.

      U.S. Operations.

      ICTS continues to provide limited security services and non-security aviation services in the U.S. through its subsidiary, Huntleigh.

      Services

      Services Offered in Europe. Prior to the sale of its European operations, ICTS primarily provided aviation security services, operated airport checkpoints, verified travel documents, provided baggage reconciliation services, operated electronic equipment, such as x-ray screening devices, operated manual devices, consulting services, public transportation, security consulting and training. Following the sale, ICTS primarily provided advanced passenger-screening services in The Netherlands and Russia. With its reentry into the aviation security market, I-SEC International Security B.V. is offering the same types of services as those listed above to interested clients, as well as additional, new services. The Company has completed the initial phase of its re-entry and penetration into the international aviation security market. This phase, executed in parallel to the expansion of the Company's existing operations in the Netherlands and in Russia, includes the establishment of new subsidiaries and the provision of services at international airports in London, UK; Paris, France; Cologne, Germany; Barcelona, Spain; Budapest, Hungary; Edinburgh, Scotland and more. I-SEC is supplying a range of aviation security services and implementing state-of-the-art technologies at these locations within the framework of long-term contracts signed with various airlines. Following this recent expansion, I-SEC is providing services at a total of 16 locations in Europe. Additionally, I-SEC is providing aviation security consulting services at airports in the Asia-Pacific region.

      Services Offered in the United States. Prior to the enactment of the Security Act, Huntleigh was one of the leading providers of security and non-security aviation services in the United States. Huntleigh currently provides limited aviation security services and other separate services at approximately 32 airports in 25 states.

      The limited security services provided by Huntleigh involves the following:

            o Charter Flight Screening for Airlines - which includes security check of passengers' body and carry-on items.

            o Ticket Checks - check of the boarding authorization of passenger and compares them to passenger ID before allowing the passenger to pass through the checkpoint. This service was provided until the end of 2007 and then it was taken away by the TSA.

            o Cargo Security Screening - for some international and domestic carriers.

      Each of the non-security services involves one of the following specific job classifications:

      Agent Services For Airlines.

      Agent services include: passenger service, ground handling and baggage service. Although an agent is a Huntleigh employee, the employee is considered a representative of specific airlines.

      Guard Services.

      Guard services involve guarding secured areas, including aircraft.

      Huntleigh provides cleaning services for aircraft cabins.

      Maintenance.

      Huntleigh provides that workers maintain equipment in one airport.

      Aircraft Search.

      Search of the entire aircraft to detect dangerous objects.

      Ramp Services.

      Ramp services include:

            o directing the aircraft into the arrival gate and from the departure gate

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

      Aviation Security Services.

      ICTS, through its subsidiary I-SEC International Security, B.V., provides pre-departure screening services at airports in the Netherlands and Russia, as well as London, UK and Paris, France. It also provides aviation security consulting services in the Asia-Pacific region, and has signed new contracts with carriers to supply aviation security services at additional locations. Prior to the enactment of the Security Act, Huntleigh provided such services in the U.S. Such services are designed to prevent or deter the carriage of any explosive, incendiary device, weapon or other dangerous objects into the sterile area of an airport concourse and aboard the aircraft. In 2002 Huntleigh provided such services in the United States exclusively to the TSA.

      Technological Systems and Solutions.

      The accumulated know-how and expertise of ICTS in the implementation of computer-based processors for advanced passenger screening enabled ICTS to develop its APS technology and system. The APS system is an automated computerized system that enables the pre-departure analysis of passenger information and is designed to screen airline passengers in a faster and more efficient manner.

      Technology Initiatives.

      I-BOX.

      I-BOX, a unique technological platform developed by the Company, comprises one of the main contributors to operational efficiency. It is an advanced mobile unit that can be implemented with multiple choices of software packages. The I-BOX systems provides an unparalleled level of performance while reducing processing times to a minimum, thus eliminating related delays and avoiding inconvenience to the passengers. The I-BOX system has been deployed successfully in various locations around the world, providing our customers with enhanced security operations.

      IP@SS.

      ICTS, through its subsidiaries, ICTS Technologies USA, Inc., launched a trial phase of its IP@SS project in 2003. IP@SS is a technological system integrating various components (Smart Document Reader, biometric unit, smart card unit, rule engine, watch lists and more), which enhances security while accelerating security check processes, thus improving operational efficiency and customer service to passengers. IP@SS operates in compliance with strict confidentiality and privacy standards. Basic and technologically upgraded IP@SS systems were tested within the framework of pilot trials, which were carried out at several airports, including London Gatwick (UK), Newark Liberty (USA), Amsterdam Airport Schiphol (the Netherlands) and Ezeria (Buenos Aires, Argentina).

      Automated Travel Check.

      Automated Travel Check is a technologically upgraded version of Travel Doc offered either as software only, or as a complete software and hardware package. It verifies that the passengers' travel documents fully comply with the requirements of countries of destination and transit prior to embarkation, and also facilitates the detection of forged travel documents. Automated Travel Check enhances the level of security, assists in combating illegal immigration and reduces or mitigates associated civil penalties for airlines.

      APIS+.

      APIS+ is a technologically upgraded version of APIS. It facilitates compliance with all requirements of Advance Passenger Information programs implemented by various countries worldwide (USA, Australia, Mexico and more), including the new mandatory Arrival-Departure Record data (Address in the USA). The required data is extracted from passports and a handwritten US address is extracted from the relevant form - through use of advanced proprietary performance-enhancing algorithms. The data is then prepared for transmission to the relevant authorities in the specified format. ICTS's subsidiary, ICTS Technologies USA, Inc. has been authorized to submit APIS data in UN/EDIFACT format to the USA's Bureau of Customs and Border Protection (CBP). APIS+ is offered as software only, or a complete software and hardware package.

      Smart Document reader (SDR).

      SDR is a proprietary state-of-the-art software solution that automatically extracts data from a variety of standard and non-standard travel documents, ID documents, e-ID documents, driver's licenses, airline boarding passes and various mass transit tickets at extremely high levels of accuracy and speed. SDR also implements various advanced means and proprietary checks to detect forged documents. It comprises a main component in many of the advanced technological systems offered by ICTS through its subsidiary, ICTS Technologies USA, such as IP@SS, Automated Travel Check, APIS+, the Company's solution for banks, and more.

      Bank Client Security and regulatory Compliance Solution.

      ICTS, through its subsidiary, I-SEC Technologies B.V., offers a unique front-end solution meeting the banking industry's security and regulatory compliance requirements, including Section 326 of the USA Patriot Act, while also ensuring that bank clients are provided with a high level of customer service. Contrary to back-end systems offered by the competitors, our front-end solution incorporates unique features, such as a dynamic questionnaire, developed on the basis of ICTS's numerous years of experience in the detection of suspicious signs and in advanced document checks.

      Consulting, Auditing and Training.

      ICTS, through its subsidiary, I-SEC International Security, B.V., provides consulting services to airlines and airports. ICTS recommends the adoption of specified security procedures, develops recruitment and training programs for clients to hire necessary security personnel and works with airport authorities to ensure that they comply with applicable local requirements. ICTS trains airline employees to screen passengers and to perform other security measures through extensive courses and written training manuals.

      Airline and Airport Customers.

      In 2007 ICTS had eight main clients, which accounted for 75% of ICTS's aviation services revenues, in over 50 locations worldwide.

      Leasing Operation.

      In June 2002, ICTS purchased equipment for an aggregate purchase price of $23.5 million. Pursuant to an operating lease, the equipment was leased related party, a private Dutch company. The lease payments provided for in 2005 totaled
2.3 million Euro (as of December 31, 2005 - $2.8 million) and an option to purchase the equipment after five or seven years based upon the then fair market value.

      In 2003 and 2004, ICTS determined that the future cash flows from the leased equipment will not recover its investment, and as a result recorded in 2004 and 2003 impairment losses totaling $8 million. The value of the equipment at the option exercise date was based on an external assessment.

      In June 2005, the Company granted the lessee an option to purchase the leased equipment for an amount of $5 million plus an amount equal to the related loan balance at the exercise date thus providing for the possibility of the early termination of the leasing agreement. As consideration for granting the option, the lessee paid to ICTS advanced lease installments of $1 million. The payment of the purchase price should have been reduced by advance payments on lease installments of $1 million received in July 2005 and an additional advance payment of $500 due in January 2006 covering the lease periods from June 2005 forward. On December 28, 2005, the lessee exercised the option and paid the Company $5 million. As part of the agreement the Company loaned to the lessee 1 million Euro that was repaid by May 2006. The selling of the leasing equipment terminated the leasing activities of ICTS.

      Sales.

      Sales in the U.S.

      In 2007, 72% of the revenues of ICTS from continuing operations were derived in the U.S. compared to 77% in 2006.

      Sales in Europe.

      In 2007, 26% of the revenues of ICTS from continuing operations were derived in Europe compared to 23% in 2006. Contracts for aviation security services in various locations are obtained through competitive bids that are issued by the applicable airport authorities, airlines or agencies. The Company expects that in the next few years, the European activities will grow.

      Marketing of Security Systems and Technology.

      ICTS intends to market its technologies by establishing projects with airports and airlines.

      Competition.

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

      Aviation Security Regulatory Matters.

      ICTS aviation security activities are subject to various regulations imposed by authorities and various local and federal agencies having jurisdiction in the serviced area. ICTS, on behalf of its clients, was responsible for adherence to such regulations relating to certain security aspects of their activities. ICTS is also responsible to prevent passengers without proper travel documentation from boarding a flight, thereby avoiding fines otherwise imposed on its clients by immigration authorities.

      ICTS is subject to random periodic tests by government authorities with regard to the professional level of its services and training. Any failure to pass such a test may result in the loss of a contract or a license to perform services or a fine or both.

      In the airports in which ICTS operates, a license to operate is required from the respective airport authority. ICTS currently holds the licenses required to operate in such locations.

      In order for ICTS to engage in aviation security activities in the U.S. it may be necessary for ICTS to demonstrate that it meets the TSA requirement of being at least 75% owned and controlled by U.S. citizens.

      Organizational Structure.

      The following are the significant subsidiaries of ICTS as of December 31, 2007. (Exhibit 8):

            ICTS USA, Inc. (New York - 100%).

            Huntleigh USA Corporation. (Missouri - 100%).

            I-SEC Technologies B.V. (the Netherlands - 100%) and its subsidiaries (100%).

            I-SEC International Security B.V. (The Netherlands - 100%) and its subsidiaries (100%).

      Property, Plant and Equipment.

      The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses from continuing operations for the years ended December 31, 2007, 2006 and 2005 were $1,191, $1,217 and $849, respectively.

      Future minimum lease payments under long-term leases from continued operations are as follows:

                           Year
                         --------
                           2008                            697
                           2009                            699
                           2010                            653
                           2011                            305
                           2012                             78
                                                        ------
                                                        $2,432
                                                        ======

During 2002, subsidiaries from the Entertainment segment signed rent contracts for 17 years. As of December 2005, the company decided to discontinue the operations of the Entertainment segment. The Company has an accrual for future rent, regarding its discontinued Entertainment operations. The total accruals as of December 31, 2007 and 2006 totaled $8,530 and $10,125, respectively. The accruals have been updated according to the legal claims of the landlord against the Company.

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

      ICTS had specialized, until 2002, in the provision of aviation security services. Following the sale of its European operations in 2002 and the taking of its aviation security business in the United States by the TSA in 2002, ICTS engages primarily in the U.S. in non-security related activities. These activities consist of non-security aviation security services and the development of technological services. In addition, ICTS provides non-security related aviation services and develops technological systems and solutions for the security market. ICTS also was engaged in certain other activities, including constructing and developing entertainment related projects.

      In the fourth quarter of 2002, pursuant to the Security Act, the Federal Government, through the TSA, took over substantially all of the aviation security operations in U.S. airports. As a result, ICTS through its wholly owned subsidiary Huntleigh USA Corp. ("Huntleigh") provides limited aviation security services in the United States.

      In 2001 and 2002 ICTS sold substantially all of its European operations in two stages, for an aggregate purchase price of $103 million. As a result of the sale, and because of non-competition restrictions in the sale agreement, ICTS has fully divested itself at that time from its European operations, except for its operations in the Netherlands and Russia.

      In February 2005, as the non-competition restrictions expired, the company made a strategic decision to re-enter the European aviation security market. Since then the company has signed contracts throughout Europe with U.S. carriers and has established subsidiaries in different locations.

      Critical Accounting Policies

      The preparation of ICTS's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. ICTS bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates. Please refer to Note 2 to ICTS's consolidated financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2007 for a summary of ICTS's significant accounting policies.

      Discontinued Operations:

      1) On December 28, 2005 the Company sold its lease equipment to the lessee and terminated its business in the Lease segment. The loss associated with the selling of the equipment totaled to $4,774.

      2) After reviewing the financial results of the Entertainment segment, the Company decided in December 2005 to cease operations. As a result of this decision, as of December 31, 2007 and 2006, the Company accrued $8,530 and $10,125, respectively, for future rent regarding its Entertainment locations. The amounts were accrued according to claims the landlord prosecuted against the Company, and which are under litigation.

      Pursuant to Statement of Financial Accounting Standard ("FAS") No.144 of the Financial Accounting Standard Board of the United States (the "FASB"), "Accounting for the Impairment or Disposal of Long Lived Assets" in a case of discontinued operations there has to be a separation in the Financial Statements between continuing operations and the discontinued operations - see note 2(u) in the financial statements.

      Following this statement, all the amounts that represent the discontinued operations were presented separately from the continuing operations, including the comparative numbers of the previous years.

      Goodwill

      As of January 1, 2002, pursuant to FAS No.142 of the FASB, "Goodwill and Other Intangible Assets", goodwill is no longer amortized but rather is tested for impairment annually. The Company has designated December 31 of each year as the date on which it will perform its annual goodwill impairment test.

      On December 31, 2003, an impairment test was conducted on the unamortized goodwill pursuant to which it was determined that, as of the date of the impairment test, an impairment existed concerning Demco of $797,000.

      In 2004, as a result of the impairment of the Entertainment projects, management wrote-off the goodwill related to the Entertainment acquisition of $5.3 million.

      At December 31, 2007 goodwill was $314 and reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired and liabilities assumed. During 2007, 2006 and 2005, there were no additional goodwill write-offs. Changes in the fair value of the reporting units following material changes in the assumptions as to the future cash flows and/or discount rates could result in an unexpected impairment charge to goodwill.

      Functional and reporting currency

      As of January 1, 2002, the functional currency of ICTS and its U.S. operations is the U.S. Dollar because substantial revenues and operating costs are in dollars. Prior to January 1, 2002, the functional currency was primarily the Euro. The financial statements of subsidiaries whose functional currency is not the Dollar are translated into Dollars in accordance with the principles set forth in FAS No. 52 of the FASB. Assets and liabilities are translated from the local currencies to dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year.

      Revenue recognition

      Revenue is recognized when services are rendered to customers, which are performed based on terms contracted in a contractual arrangement provided the fee is fixed and determinable, the services have been rendered and collection of the related receivable is probable.

      Impairment in value of long-lived assets

      ICTS has adopted FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective January 1, 2002. FAS 144 requires that long-lived assets, held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

      On December 31, 2003, an impairment test was conducted on the carrying value of long-lived assets of the Company pursuant to which it was determined that, as of the date of the impairment test, the impairment existed in connection with equipment at Explore's facilities in Baltimore, Maryland and Atlantic City, New Jersey in the amount of $7.5 million and leased equipment of $6 million (all of which are discontinued operations). As a result, an impairment loss totaling $13.5 million was recognized.

      During 2004, impairment tests were conducted on the carrying amount of the long-lived assets of the Company pursuant to which it was determined that, as of the date of the impairment test, an impairment existed in connection with the leased equipment in an amount of $2 million and with the entertainment sites in the amount of $8.1 million (all of which are discontinued operations). As a result, an impairment loss totaled to $10.1 million was recognized.

      Contract with the TSA

      In February 2002, we entered into an aviation security services contract with the TSA to continue to provide aviation security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport by airport basis to the U.S. Federal Government or November 2002.

      In connection with payments made by the TSA to Huntleigh USA, a wholly owned subsidiary of the Company, for aviation security services provided in 2002, the Defense Contract Management Agency has indicated that it believes that Huntleigh should not have been paid on a fixed price basis as believed by Huntleigh, but on an actual costs plus what the TSA would consider a reasonable profit. On that later basis, Huntleigh may be required to repay to the TSA the difference between such amount and the actual amounts paid to it. Huntleigh, however, has various claims for additional amounts it considers are due to it for the services provided to the TSA. As of December 31, 2006, the accounts receivable trade included $2.9 million due from the TSA. As of December 31, 2007, this amount was re-classified as long term receivable.

      The Company estimates that if the TSA will claim such difference from Huntleigh and will prevail in all of its contentions, and none of Huntleigh's claims will be recognized, then the Company may suffer a loss in an amount of about $59 million. In view of the nature of the above potential claims and counter-claims, management could not determine if, or to what extent, the TSA may be successful in any claim it may assert. Therefore, no provisions have been made by the Company with respect to the above potential claims.

      Labor Department Issue

      In a letter dated November 21, 2003, the U.S. Department of Labor ("DOL") advised Huntleigh that it had failed to comply with a clause included in its contract with the TSA under which Huntleigh had supposedly been required to pay its employees certain minimum wages. In March 2006, the DOL filed a complaint against Huntleigh stating that the underpayments amounted to $7.1 million. This complaint was amended to $17.5 million by adding fringe benefits. During 2007, the claim of the DOL has been settled for $3 million payable out of any settlement with the TSA. A long term receivable of $2.9 million and a long term liability of $3 million regarding this settlement are shown in the 2007 consolidated financials.

      Legal Proceedings

      As a result of the September 11th terrorist attacks, numerous lawsuits have commenced against Huntleigh and ICTS. Huntleigh and ICTS have been named in approximately 64 and 61 lawsuits, respectively. All of the cases were filed in the United States District Court, Southern District of New York. The cases arise out of Huntleigh's airport security service for United Flight 175 out of Logan Airport in Boston, Massachusetts. All of the cases involve wrongful death except 16 which involve property damage. The cases are in their early stages with depositions having begun on September 12, 2006. A number of these cases have been settled or are in the process of being settled or dismissed at no cost to the Company.

      Although these are the only claims brought against Huntleigh and ICTS with respect to the terrorist attacks of September 11, 2001, Huntleigh and ICTS anticipate additional related claims. See "Risk Factors-Potential For Liability Claims."

      Under current legislation Huntleigh has its liability limited to the amount of insurance coverage that it carries. The legislation applies to Huntleigh, but not ICTS.

      The Company has commenced an action against the U.S. Government with regard to the Fifth Amendment rights relating to the taking of its business. In December 2004 the Court denied the Government's motion to dismiss the case. A motion for reconsideration was filed by the defendant and denied. The trial for this action has been held and the court has decided against the Company. The Company appealed the decision. In May 2008 the U.S. Court of Appeals for the Federal Circuit has affirmed the lower court's ruling against the Company.

      The Company was in dispute with Fraport A.G. International Airport Services Worldwide in relation to alleged unlawful use of the letter combination "ICTS" by the Company. Fraport initiated proceedings before the district court of Amsterdam. The principal amount claimed is 57.65 million Euros ($68.1 million as of December 31, 2005). During 2008, this dispute has been settled without any liability to the Company.

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

      In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against Explore Atlantic City, LLC ("Explore") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated October 28, 2003, Explore owes Turner $948 for work and/or services performed pursuant to the contract, but for which Explore has not paid Turner. The arbitrator awarded Turner $956 plus interest and costs, which award was affirmed on appeal. As of December 31, 2007 and 2006, $956 and $970 were accrued, respectively. On or about October 9, 2007, Explore filed a suggestion of bankruptcy with the New Jersey Superior Court. The Court thereafter stayed the proceedings and dismissed the action without prejudice as a result of the bankruptcy filing. To date, Turner has not moved to re-instate or reopen the case.

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

      In 2005 the Company's subsidiary ICTS USA, Inc. filed a refund claim with the Internal Revenue Service ("IRS") in an amount in excess of $2.4 million which was to be reflected on the December 31, 2005 year end financial statements as a receivable. The refund had not been received by the Company. The Company made a demand to the IRS for the refund. Thereafter, by letter dated August 15, 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division is ongoing by a grand jury regarding possible criminal tax violations by the subsidiary for the tax years 2002 and 2003 regarding certain royalty payment made to the Company. In January 2008, the Company was advised that the current investigation was withdrawn, and the Company received the $2.5 million refund and $373 of interest.

      In January 2008 a judgment in the amount of $2,559, was awarded in favor of the landlord and against ITA Baltimore and ICTS International, N.V. The Company has filed an appeal against this judgment.

      The Atlantic City litigation was reopened in state court in January 2008 and is still on-going. The amount claimed against ITA is $5,970. Deposition discovery is about to commence.

Selected Financial Data Statement of Operations
         The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2007, 2006, 2005, 2004, and 2003:

                                                              (U.S Dollars in thousands except per share data)
                                                                          Year ended December 31,
                                                  ---------------------------------------------------------------------
                                                     2007           2006          2005            2004           2003*
                                                  ---------      ---------      ---------      ---------      ---------
REVENUES                                            $64,780        $60,791        $57,713        $57,993        $67,933
COST OF REVENUES                                     52,397         55,284         53,721         52,825         52,557
                                                  ---------      ---------      ---------      ---------      ---------
GROSS PROFIT                                         12,383          5,507          3,992          5,168         15,376

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                            13,338         14,878         11,690         12,201          9,344
                                                  ---------      ---------      ---------      ---------      ---------
OPERATING INCOME (LOSS)                                (955)        (9,371)        (7,698)        (7,033)         6,032
FINANCIAL INCOME (EXPENSES) - net                    (3,334)          (714)          (908)          (452)         4,118
OTHER INCOME (EXPENSES) - net                          (246)         1,241            147         (2,907)          (353)
                                                  ---------      ---------      ---------      ---------      ---------
INCOME (LOSS) BEFORE TAXES                           (4,535)        (8,844)        (8,459)       (10,392)         9,797
INCOME TAXES BENEFIT (EXPENSE)                         (966)          (846)        (2,387)         1,529         (3,910)
SHARE IN LOSSES OF ASSOCIATED COMPANIES - net        (2,479)          (132)          (486)        (1,625)        (6,661)
                                                  ---------      ---------      ---------      ---------      ---------
LOSS FROM CONTINUING OPERATIONS                      (7,980)        (9,822)       (11,332)       (10,488)          (774)

DISCONTINUED OPERATIONS:
Profit (Loss) from discontinued
  operations, net of tax expenses
  (Benefit) of $(2,470), $2,476,
  $(2,525), $(1,655) and $(795) in
  2007, 2006, 2005, 2004 and 2003,
  respectively, includes loss of
  $4,774 on sale of assets to a
  related party in 2005, and after
  share in loss of associated company
  of $36 and $81 in 2005 and 2004,
  respectively                                        5,422         (4,248)       (13,548)       (15,474)       (18,130)
                                                  ---------      ---------      ---------      ---------      ---------
LOSS FOR THE YEAR                                    (2,558)       (14,070)       (24,880)       (25,962)       (18,904)
                                                  =========      =========      =========      =========      =========
OTHER COMPREHENSIVE INCOME (Loss):
Translation adjustments                                  80           (399)        (1,560)         1,043          3,456
Unrealized gains (losses) on
  marketable securities                                 497            104           (214)          (616)           794
Reclassification adjustment for
  losses for available for sale
  securities included in net income                                                                                 237
                                                  ---------      ---------      ---------      ---------      ---------
                                                        577           (295)        (1,774)           427          4,487
                                                  ---------      ---------      ---------      ---------      ---------
TOTAL COMPREHENSIVE INCOME (LOSS)
FOR THE YEAR                                        $(1,981)      $(14,365)      $(26,654)      $(25,535)      $(14,417)
                                                  =========      =========      =========      =========      =========

PROFIT (LOSS) PER SHARE:
Loss from continued operations:
Loss per common share - basic                        $(1.22)        $(1.51)        $(1.74)        $(1.61)        $(0.12)
                                                  =========      =========      =========      =========      =========
(Loss) per common share - diluted                    $(1.22)        $(1.51)        $(1.74)        $(1.61)        $(0.12)
                                                  =========      =========      =========      =========      =========
Profit (Loss) from discontinued operations:
Profit (Loss) per common share - basic                $0.83         $(0.65)        $(2.07)        $(2.37)        $(2.78)
                                                  =========      =========      =========      =========      =========
Profit (Loss) per common share - diluted              $0.83         $(0.65)        $(2.07)        $(2.37)        $(2.78)
                                                  =========      =========      =========      =========      =========
NET LOSS:
Loss per common share - basic                        $(0.39)        $(2.16)        $(3.81)        $(3.98)        $(2.90)
                                                  =========      =========      =========      =========      =========
Loss per common share - diluted                      $(0.39)        $(2.16)        $(3.81)        $(3.98)        $(2.90)
                                                  =========      =========      =========      =========      =========
Weighted average shares of
  common stock outstanding                        6,528,100      6,528,100      6,528,100      6,524,250      6,513,100
Adjusted diluted weighted average
  shares of Common stock outstanding              6,528,100      6,528,100      6,528,100      6,524,250      6,513,100
                                                  =========      =========      =========      =========      =========

*     Some numbers of 2003 were reclassified to match 2004-2007 presentations.

The following table sets forth, for the annual periods indicated, certain statement of operations data as a percentage of revenues:

                                                       Year Ended December 31,
                                                    ---------------------------
                                                       2007      2006      2005
                                                       ----      ----      ----
Revenues ........................................      100%      100%      100%
Cost of revenues.................................     80.9%     90.9%     93.1%
Gross profit.....................................     19.1%      9.1%      6.9%
Selling, general and administrative expenses.....     20.6%     24.5%     20.3%
Operating loss...................................    (1.5)%   (15.4)%   (13.3)%
Loss from continuing operations..................   (12.3)%   (16.2)%   (19.6)%
Income (Loss) from discontinued operations.......      8.4%    (7.0)%   (23.5)%
Loss for the year................................    (3.9)%   (23.1)%   (43.1)%

      Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 (U.S. Dollars in thousands unless otherwise indicated)

      The following information represents only the results of the Company from continuing operations unless mentioned otherwise.

      Revenues. Revenues for the year ended December 31, 2007 were $64,780 (2006: $60,791), consisted of $46.7 million (2006: $46.8 million) from U.S.
operations, $7.6 million (2006: $7.2 million) from operations in the Netherlands, $4.8 million (2006: $3.4 million) from operations in France and $5.7 million (2006: $3.3 million) from other operations.

      The increase in other operations is because of the penetration of I-SEC into new countries in Europe. ICTS expects that the revenues from the European activities will grow materially in the next few years.

      Almost all revenues in the U.S. are derived from non aviation security services.

      Gross Profit. Gross Profit is defined as revenues less costs directly related to such revenues as well as certain indirect expenses such as airport offices, airport fees, local training and other direct labor related expenses.

      Gross profit for the year ended December 31, 2007 was $12.4 million, 19.1% as a percentage of revenue (2006: $5.5 million, 9.1% as a percentage of revenue). The increase in gross profit as a percentage of revenues is primarily attributed to an amount of $4.3 million reducing the cost of revenue of 2007 with regards to the agreement of the Company with the DOL. In previous years, the Company accrued an amount of $7.3 million liability for the DOL claim.

      During 2007, the Company has reached an agreement with the DOL of which its maximum exposure will be $3 million, payable after the Company will reach a settlement with the TSA. Following this agreement, the Company decreased its cost of revenue by $4.3 million. The gross profit excluding the deduction of this amount totaled $8.1 million, 12.5% as a percentage of revenue comparing to 9.1% in 2006. The additional change was achieved mainly based on the increase of the security operations in Europe during 2007, which has a higher margin associated with the service provided.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $13.3 million for the year ended December 31, 2007, 20.6% as a percentage of revenues, as compared to $14.9 million, 24.5% as a percentage of revenues for the year ended December 31, 2006. This amount includes $880 legal expenses regarding the "taking case" and the TSA litigation compared to $3.5 million in 2006. The increase in the SG&A expenses after the deduction of the legal expenses ($12.4 million in 2007 compared to $11.4 in 2006) was generated mainly from the increase in the SG&A expenses from the security operations in Europe which grew $1.8 million in 2007 following the increase of the revenues of the European activities.

      The 2007 SG&A expense also includes $1.1 million expense regarding potential penalties resulting from the IRS audit for the years 2002-2004.

      Operating Loss. Operating Loss for the year ended December 31, 2007 was $955 compared to operating loss of $9.4 million in 2006.

      Financial Expenses. Financial expenses-net were $3,334 (compared to $714 in 2006). The Financial expenses included in 2007 an expense of $2,179 estimated accrued interest regarding possible tax exposure in the U.S. for previous years. Interest expenses to related party totaled $285 in 2007 compared to $88 in 2006. The interest is calculated according to the loan terms - Libor plus 1.5%. The outstanding loan as of December 31, 2007 was $6,528 compared to $2,652 in 2006.

      During 2007, the interest expenses from the European activities totaled $189 compared to $30 in 2006. The increase was mainly attributed to the financing needs of the Company for the expansion of its operation by using its credit line.

      Other Income (Expenses), Net. Other income for the year ended December 31, 2007 totaled $(246) compared to $1,241 in 2006. Gain from sale of investments totaled $349 in 2007 compared to $576 in 2006. During 2007 the Company has fully impaired its investment in Plan Graphics which totaled $600. In 2006 the Company recognized a profit of $665 regarding deposits that were fully accrued in the past related to the Bilu investment and were paid back to the Company.

      Taxes on Income. Taxes expenses in 2007 totaled $966 compared to $846 in 2006. The Company expensed an additional amount of $659 regarding the 2002-2004 IRS audit.

      Share in Losses of Associated Companies. The Company's share in losses of associated companies during 2007 totaled $2.5 million compared to $132 in 2006. The Company had 50% in the partnership ICTS Netherlands Airport Services VOF
(NAS). The partnership had one contract with Schiphol airport, which was to terminate on February 1, 2008. The partnership is in the process of liquidation during 2008. During 2007, ICTS recognized losses of $2.2 million which include an impairment of $332, compared to profit of $1.3 million in 2006. The Company recognized losses of $284 in 2007 from its investment in InkSure, compared to the $1.4 million in 2006. The net value of this investment in the company's financials as of December 31, 2007 and 2006 is $0 and $289, respectively.

      Loss From Continuing Operations. ICTS's loss from continuing operations total in 2007, $8 million compared to $9.8 million in 2006.

      Loss From Discontinued Operations. ICTS's profit from discontinued operations in 2007 totaled $5.4 million compared to loss of $4.2 million in 2006.

      During 2006 the Company expensed a receivable from the IRS of $2.5 million following a criminal investigation of the IRS against the Company. ICTS filed a complaint against the IRS in the U.S. District Court and the complaint was dismissed. In the beginning of 2008 the criminal investigation was removed and the refund was paid to the Company with interest of $373.

      Against the Company there are a few legal claims outstanding regarding its discontinued operations. The Company has fully accrued for the claims of the landlord regarding the two sites of the Entertainment operations. As of December 31, 2007 and 2006 the total accruals were $8.5 million and $10.1 million, respectively. The change of $1.6 million on the accruals was done based on the change in the claims.

      Net Loss. As a result of the foregoing, ICTS's losses amounted $2.6 million for the year ended December 31, 2007, as compared to $14.1 million loss for the year ended December 31, 2006. As for geographical segments, see note 19 in the financial statement.

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

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $14.9 million for the year ended December 31, 2006, 24.5% as a percentage of revenues, as compared to $11.7 million, 20.3% percentage of revenues for the year ended December 31, 2005. Of the increase, approximately $1.2 million is from the European operations, as part of the establishment of new subsidiaries and new operations. $0.5 million related to stock based compensation, which is being expensed starting in 2006 (see note 2 in the Financial Statements). During 2006 legal expenses regarding the "taking case" totaled approximately $3 million compared to $1.3 million in 2005. The reason for the increase is the preparations for trial which took place in February 2007.

      The amortization expense increased of $423 relating to accrued amortization of Procheck's intangible assets and their life term due to the high competition in the security market in the Netherlands and the fact the contract with Schiphol will be over on 2008 and the renewal is uncertain.

      Operating Loss. Operating loss for the year ended December 31, 2006 was $9.4 million as compared to an operating loss of $7.7 million for the year ended December 31, 2005.

      Financial Expenses. Financial expenses-net in 2006 were $714 compared to $908 in 2005. The decrease during 2006 versus 2005 is that in 2005 the Company included one-time losses of $576 from securities of an unaffiliated company in its financial expense. During 2006 the Company paid approximately $150 more interest and fees regarding its line of credit in Huntleigh and accrued $88 interest (Libor +1.5%) to related party. Exchange rate income for the years 2006 and 2005 totaled $96 and $382, respectively.

      Other Income (Expense), Net. Other income for the year ended December 31, 2006 was $1,241 compared to $147 for the year ended December 31, 2005. Other income in 2006 increased because of gains from sales of investments totaling an amount of $576. Guarantees provided to Bilu in the past against cash deposits were fully accrued in previous years. During 2007, $665 of those guarantees were cancelled and paid back to the Company and are included in other income.

      Taxes On Income. In 2006 and 2005, the Company recorded tax expenses of $846 attributable mainly to tax accruals regarding tax years 2002 and 2003. The tax updates are based on our tax advisors opinion of the exposure, mainly regarding royalties that Huntleigh paid at those years and that might not be recognized by the tax authorities.

      Share in Losses of Associated Companies. There was a $132 loss in 2006 as compared to a loss of $486 for the year ended December 2005. The high loss is according to our investments in Inksure (our part in loss of 1.4 million during 2006 compared to $1.2 million in 2005) and NAS (profit of $1.3 million during 2006 compared to $705 profit in 2005).

      Loss from Continuing Operations. ICTS loss from continuing operations totaled $9.8 million in 2006, compared to $11.3 million in 2005.

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

      The loss from discontinued operations in 2006 includes also $2.5 million receivable from IRS which were written-off in 2006 according to dispute with IRS in which ICTS filed a complaint in the United States District Court and its complaint was dismissed.

      Net loss. As a result of the foregoing, ICTS's loss amounted to $14.1 million for the year ended December 31, 2006, as compared to $24.9 million loss for the year ended December 31, 2005.

      As to the geographical segments, please see note 19(a) in the financial statements.

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

      Gross profit for the year ended December 31, 2005 was $4 million, 7% as a percentage of revenue (2004: $5.2 million, 9% as a percentage of revenue). The decrease in gross profit as a percentage of revenues is primarily attributable to the fact that the gross profit for the year 2005 included expenses of $1.1 million regarding the new activities of operations in the aviation field by I-SEC and its subsidiaries, mainly establishing costs.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $11.7 million for the year ended December 31, 2005, 20.3% as a percentage of revenues, as compared to $12.2 million, 21% as a percentage of revenues for the year ended December 31, 2004. The expenses as a percentage of revenues were similar to the previous year. The improvement was a result of efforts done by management to reduce the company expenses.

      Operating Loss. Operating loss for the year ended December 31, 2005 was $7.7 million as compared to an operating loss of $7 million for the year ended December 31, 2004.

      Financial Expenses. Financial expenses in 2005 were $908 compared to $452 in 2004. The increase was mainly with regards to new loans that were taken by one of the subsidiaries to purchase new operating equipment interest expenses from short-term bank credit and one-time loans from securities.

      Other Income (Expense), Net. Other income for the year ended December 31, 2005 was $147 compared to expense of $2.9 million for the year ended December 31, 2004. $2.7 million in 2004 were attributable to a write-off of the Company's investment in Bilu. The other income in 2005 was due mainly to one time payments in the amount of $110 received from investments that were written off in the past.

      Taxes On Income. In 2005 the Company recorded tax expenses of $2,387 attributable mainly to tax accruals regarding tax years 2002 and 2003.

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

      Loss from Continuing Operations. ICTS loss from continuing operations totaled $11.3 million in 2005, compared to $10.5 million in 2004.

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

      As to the geographical segments, please see note 19(a) in the financial statements.

      Liquidity and Capital Resources

      The following information refers to the continuing operations results of the company:

      Our auditors have expressed an opinion that there is a substantial doubt about our ability to continue as a going concern.

      ICTS's principal cash requirement for its operations is the payment of wages. Working capital is financed primarily by cash from operating activities, and by short-term and long-term borrowings. As of December 31, 2007, we had cash and cash equivalents of $2.1 million as compared to $1.7 million on December 31, 2006, and short-term restricted cash of $1.8 million as compared to $0.7 million on December 31, 2006.

      During the years ended December 31, 2007 and 2006, the Company has incurred $2.6 million and $14.1 million net losses, respectively, which were accompanied by net cash used in operating activities of $3.6 million and $7.6 million, respectively. As of December 31, 2007 the Company had a working capital deficiency of $11.7 million and negative equity of $20.6 million. During 2005 management has ceased its operations in non-core business and has successfully accomplished its penetration to the European security market. Management anticipates that continuing these resources will provide the Company with the sufficient funds to operate its business in 2008 together with funds received from operations and some bridging loans provided by a related party. The Company's activity, for the long term, depends on entering into additional service contracts.

      During 2007 and 2006, the Company received loans from a related party which amount to $6.5 and $2.7, respectively, which were used to cover part of the Company's obligations.

      The Company's cash and cash equivalents increased in 2007 by $352 as a result of the following:

      Net cash used in operating activities for the year ended December 31, 2007 was $3.6 million as compared to net cash used in operating activities of $7.6 million for the year ended December 31, 2006 and net cash used by operating activities of $5.2 million for the year ended December 31, 2005. The net loss during 2007 totaled $2.6 million, offset by non-cash expenses of $373 relating to stock based compensation, $2.2 million to share in loss of associated companies, and $1.2 million in depreciation and amortization. Changes in operating assets and liabilities amounted to $310. The changes in operating assets and liabilities were primarily attributable to a $2.9 million increase in accrued expenses and other liabilities, an increase of $634 in accounts payable based on the Company cash situation and an increase of $364 in accounts receivable. Net cash provided by discontinued operations totaled $175.

      Net cash used by investing activities was $1.1 million for the year ended December 31, 2007 as compared to net cash provided by investing activities of $262 for the year ended December 31, 2006 and net cash used in investing activities of $8.3 million for the year ended December 31, 2005. The increase this year is mainly because of the change in restricted cash which totaled $770. Proceeds from selling of other investments totaled $295 and $419 in 2007 and 2006, respectively. Total cash used in 2007 and 2006 for purchase of equipment totaled $940 and $630, respectively.

      Net cash financing activities were $4.9 million for the year ended December 31, 2007 as compared to net cash provided by financing activities of $3.7 for the year ended December 31, 2006 and $22 million for the year ended December 31, 2005. In 2007, net cash provided by financing activities was attributed primarily to related party loans of $4 million and net increase in short-term bank credit of $1.6 million.

      On April 5, 2005, one of the company's subsidiaries entered into a Loan and Security Agreement by establishing a replacement Revolving line of Credit. The Revolver provides a borrowing base up to $8 million based on 85% of defined Eligible Accounts Receivable and 95% of required Certificates of Deposit less Letter of Credit obligations. The interest rate is one percent (1%) per annum in excess of the Prime Rate for loan balances in excess of the Libor Rate loans. As of December 31, 2007 the restricted cash of 3.5 million held by the company serves as other collect recovery credit facility. On December 31, 2007, $5.7 million was outstanding and $1.8 million was available under the revolving credit facility for additional borrowings. The borrowing agreement also provides for a commitment guarantee of up to a maximum of $3.5 million for letters of credit and requires a per annum fee equal to 3%. The Company had letters of credit outstanding of approximately $1 million and $1.5 million at December 31, 2007 and 2006, respectively.

      Based on the revolving line of credit agreement, the subsidiary established a time deposit account, with the lender as cash collateral security. The amount bears an annual interest of 4.25%. This deposit is being shown in the balance sheet as restricted cash - long term.

      On December 18, 2007, a fifth amendment was executed extending the term from March 1, 2008 to March 31, 2009 with automatic one-year renewals at the election of either Lender or Borrower. The Company was in compliance with all loan covenants as of December 31, 2006 and 2007. However, as of March 31, 2008, the Company was in violation of its interest coverage ratio. In April 2008 a sixth amendment to the loan agreement was executed and the bank agreed to waive this covenant violation subject to the issuance of the stand-alone financial statement. The financial statements have not been issued as of the date of the filing and the debt is classified as current.

      In November 2004, a subsidiary of the Company entered into a credit agreement with a bank. During 2006 the agreement was extended and it provides a borrowing facility of up to (euro)650 (as of December 31, 2006 - $958), limited to 60% of certain pledged accounts receivable. The borrowing facility is also secured by the Company guaranty and is subject to certain covenants. At December 31, 2007, $610 was outstanding and $348 was available under the credit agreement. The Company is in compliance with the covenants. In February 2008 the credit agreement was extended up to (euro)2.1 million.


      On February 17, 2002, ICTS entered into an aviation security services contract with the TSA to continue to provide aviation security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport by airport basis to the U.S. Federal Government or November 2, 2002. The TSA, in accordance with standard practices of auditing ICTS's billings pursuant to the contract, has sent the Company a notice indicating that it believes that the Company should not have been paid on fixed cost basis but on an actual cost plus what the TSA would consider a reasonable profit and thereof stated that the Company owed approximately $59 million. ICTS, however, has various claims for additional amounts it considers are due to it for the services provided to the TSA. The

Company estimates that if the TSA will prevail in all of its contentions, and none of the Company's claims will be recognized, then there may be a material adverse effect on ICTS's financial condition.

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

      The following table summarizes ICTS's obligations from continuing operations to make future payments under contracts as of December 31, 2007:

Contractual Obligations                         Payments due by Period (in thousands)
-------------------------------           ------------------------------------------------
                                                      Less        1-3      4-5   more than
                                            Total  than 1 year   years    years   5 years
                                            -----  -----------   -----    -----   -------
Long-term debt                              3,276         126    3,150
Accrued severance pay                          84                                      84
Operating lease obligations (1)             2,432         697    1,657       78
Loan from related party                     6,528         884    5,644
Employment contracts                        1,082         541      541
Fees and interest regarding Credit Line       825         825
                                           ------      ------   ------   ------    ------
                                           14,227       3,073   10,992       78        84

      As of December 31, 2007 and 2006 the Company created an accrual for future rent regarding its discontinued operations of $8.5 million and $10.1 million which is supposed to be paid until 2019.

      (1) The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses from continuing operations, for the years ended December 31, 2007, 2006 and 2005 were $1,191, $1,217 and $849, respectively.

      ICTS's guarantees regarding Bilu

      Until 2006, the Company had outstanding bank guarantees to Bilu Investments, Ltd. ("Bilu") in the amount of $2,515. As collateral to these guarantees, the Company has long-term restricted deposits in equivalent amounts. In December 31, 2004, as a result of continuing deterioration in the financial results of Bilu, the Company has determined to write-off its investment in Bilu and to fully provide its bank guarantees. In the beginning of 2007, the Company was released from its guarantee liability in total amount of $665 and the provision for the bank deposits was reduced by the same amount presented in 2006 results.

      Off- balance sheet arrangements

      The Company is not a party to any material off-balance sheet arrangements. In addition, ICTS has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

      Our future capital will depend on our success in developing and implementing our business strategy.

      Trend information

      Labor market conditions may require the Company to increase its prices. Cost of labor is the most important variable in determining any cost increases.

Item 6. Directors, Senior Management and Employees

      The following table lists the directors and executive officers of ICTS:

                           Age     Position
                          -----    ----------
Menachem Atzmon            64      Chairman of the Supervisory Board
Eytan Barak                64      Member of the Supervisory Board, Member of
                                   Compensation and Audit Committee
Elie Housman               71      Member of the Supervisory Board, Chairman
                                   of the Compensation Committee
Gordon Hausmann            63      Member of the Supervisory Board, Member of
                                   the Compensation Committee and Member of the
                                   Audit Committee
David W. Sass              72      Member of the Supervisory Board
Philip M. Getter           71      Member of the Supervisory Board, Chairman
                                   of the Audit Committee
Avraham Dan                63      Managing Director and Chief Financial Officer
Ran Langer                 62      Managing Director
Alon Raich                 32      Controller

      Menachem J. Atzmon is a CPA (Isr). Mr. Atzmon is a controlling shareholder of Harmony Ventures, B.V. Since 1996 he has been the managing director of Albermale Investment Ltd. and Kent Investment Holding Ltd., both investment companies. Since January 1998 he has served as CEO of Seehafen Rostock. He has been a member of the Supervisory Board of ICTS since 1999.

      Eytan Barak is a CPA (Isr). From the year 2001 to the present, Mr. Barak is a partner in Dovrat-Barak Investment in High-Tech Companies Ltd., a company which arranges financial resources and management assistance to start-up companies. He is, and has been since the year 2003 to the present, a member of the Board of Directors of a public company owned by a Israeli Bank; a Provident Fund Company managed by "Bank Otsar Ha-Hayal" a subsidiary of Bank Hapoalim, where he is acting as the chairman of the investment committee and member of the audit committee; and from the year 2000 to the year 2003 a member of the Board of Directors of seven Provident Companies managed by First International Bank of Israel, where he was acting chairman of the audit committee and member of the investment committee. He is currently, and has been since 2004, a member of the board of directors and chairman of the finance committee of two companies owned by the Tel-Aviv Municipality. In addition, he is currently and a member of the board of directors and a member of the audit committee since the beginning of the year 2006 in Lumenis Ltd., a public company that was listed in Nasdaq. He is since the year 2000 to the present a member of the executive board and a member of the finance committee of the Olympic Committee of Israel. He is the chairman of the board of "OTZMA," the Israel Center of Sport Clubs. Since 2006, he is a member of the Board of Directors of Surface Tech Ltd.

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

      David W. Sass for the past 47 years has been a practicing attorney in New York City and is currently a senior partner in the law firm of McLaughlin & Stern, LLP. He has been a director of ICTS since 2002. Mr. Sass became a director of Inksure Technologies, Inc., a company which develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. He is also a director of several privately held corporations. He is an Honorary Trustee of Ithaca College.

      Philip M. Getter is currently the managing member of GEMPH Development LLC. From 2000 to 2005 he was a partner of DAMG Capital, LLC Investment Bankers. Prior thereto he was most recently head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. He has more than thirty years of corporate finance experience.

Having served as Administrative Assistant to the Director of United States Atomic Energy Commission from 1958 to 1959, he began his Wall Street career as an analyst at Bache & Co. in 1959. He was a partner with Shearson, Hammill & Company from 1961 to 1969 and a Senior Partner of Devon Securities, an international investment banking and research boutique from 1969 to 1975. Mr. Getter was a member of the New York Society of Security Analysts. From 1975 to 1983 he was President and CEO of Generics Corporation of America, a public company that was one of the largest generic drug manufacturers in the United States. As Chairman and CEO of Wolins Pharmaceutical from 1977 to 1983 he led the reorganization and restructuring one of the oldest and largest direct to the profession distributors of pharmaceuticals. Mr. Getter became a director of Inksure Technologies, Inc. in 2003, a company which develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. He has been a member of the League of American Theatres and Producers, Advisory Board of the American Theatre Wing, Trustee of The Kurt Weill Foundation for Music, a member of the Tony Administration Committee and has produced for Broadway, television and film. He writes frequently concerning the communications, education and entertainment industries. Mr. Getter received his B.S. in Industrial Relations from Cornell University. He is a member of several industry organizations and serves on various boards of both public and private organizations and is Chairman of the Audit Committees of EVCI Career Colleges, Inksure Technologies, Inc. as well as the Company.

      Avraham Dan is a CPA (Isr). Mr. Dan joined ICTS in June 2004 as Chief Financial Officer. Since September 2004 to the present, Mr. Dan is a Managing Director. From 1995 to 2001 he was Chief Executive Officer and a Director of Pazchem Limited, an Israeli chemical company. Mr. Dan holds an MBA degree from Pace University, NY.

      Ran Langer joined ICTS in 1988 through 1998 as General Manager of the German subsidiaries of ICTS. From 1998 to the present, he serves as General Manager of Seehafen Rostock Umschlagsgesellschaft mbH, the operator of the Seaport in Rostock, Germany. Mr. Langer became a Managing Director of ICTS in September 2004.

      Alon Raich is a CPA (Isr), joined ICTS in September 2005 as Financial Controller. From 2001 to 2005 he worked in the accounting firm, Kesselman & Kesselman, PriceWaterhouseCoopers (PwC). Mr. Raich holds a BA degree in economics and accounting and an MA degree in law from Bar-Ilan University, Israel.

      Compensation

                           Summary Compensation Table

The following table sets forth compensation earned by the executive officers and the highest paid executive during 2007

-----------------------------------------------------------------------------------------------------------------------------
                                                                              Nonqualified
Name and                                                      Non-Equity        Deferred       Number of    Number
Principal                                     All Other     Incentive Plan    Compensation      Option     of Stock
Position        Year     Salary    Bonus     Compensation    Compensation       Earnings        Awards      Awards     Total
                           $         $            $                $                $                                   $
-----------------------------------------------------------------------------------------------------------------------------
Avraham Dan,    2007      180                     60                                                                   240
Managing
Director        2006      180        60           60                                            45,000                 300

                2005      180                     60                                                                   240
-----------------------------------------------------------------------------------------------------------------------------
Ran Langer,     2007       No
Managing                 Salary
Director        2006                                                                            45,000

                2005
-----------------------------------------------------------------------------------------------------------------------------
Doron Zicher,   2007      242       174           39                                                                   455
Managing
Director        2006      221       217           32                                            55,000                 470
Subsidiary
                2005      221       178           39                                                                   488
-----------------------------------------------------------------------------------------------------------------------------

      Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $10 and a fee for each Board or committee meeting attended of $1. The Chairman of the Audit Committee receives an additional $20 per year.

      Mr. Dan has been employed as a Managing Director under a five year employment agreement commencing February 1, 2005, at a monthly compensation of $15.

      Mr. Langer has been employed as Managing Director since 2004 without compensation.

      The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2007.

                                Salaries, fees,            Pension, retirement
                                  commissions                   and other
                                  and bonuses                similar benefits
                                ---------------            -------------------
                                               (in thousands)
All directors and officers      ----------------------------------------------
   as a group (14 persons)           $1,421                         $110

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

      The members of the Supervisory Board and the initial year they joined the Board are as follows: Menachem Atzmon (1999), Eytan Barak (2006), Elie Housman
(2002), Gordon Hausmann (2005), David W. Sass (2002) and Philip M. Getter
(2003).

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

      ICTS's Compensation Committee consists of Elie Housman, Chairman, Gordon Hausmann and Eytan Barak. The Compensation committee determines salaries, incentives and other forms of compensation for ICTS's executive officers and administrator's stock plans and employee benefit plans. The Compensation Committee has an operating charter as well.

      The members of the Audit Committee and Compensation Committee are all independent and were never officers or employees of ICTS except Mr. Elie Housman, for a short period, was chairman of the Board of ICTS under contract.

      The Supervisory Board of the Company has adopted a Code of Ethics for principal Executive Officers, Directors and senior financial officers.

      The Articles of Association of ICTS require at least one member of both the Management Board and the Supervisory Board, but do not specify a maximum number of members for such boards. The general meeting of shareholders determines the exact number of members of both the Management Board and the Supervisory Board. Under the laws of the Netherlands and the Articles of Association, each member of the Supervisory Board and Management Board holds office until such member's resignation, death or removal, with or without cause, by the shareholders or, in the case of members of the Supervisory Board, upon reaching the mandatory retirement age of 72.

      Employees

The number of employees in Europe is approximately 750.

The number of employees in the USA is approximately 2,760.

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

      The Management Board and the Supervisory Board on November 30, 2004 have approved and the shareholders have adopted on February 12, 2005, the 2005 Equity Incentive Plan, (the "Plan").

      The Plan provides a means whereby employees, officers, directors, and certain consultants and independent contractors of the Company ("Qualified Grantees") may acquire the Common Shares of the Company pursuant to grants of
(i) Incentive Stock Options ("ISO"), (ii) non-qualified stock options (the NQSO) and (iii) restricted stock. A summary of the significant provisions of the Plan is set forth below. The following description of the Plan is qualified in its entirety by reference to the Plan itself.

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

      The exercise price of shares of Company Stock covered by an ISO and NQSO shall be not less than 100% of the fair market value of such shares on the date of grant; provided that if an ISO is granted to an employee who, at the time of the grant is a 10% shareholder, then the exercise price of the shares covered by the incentive stock option shall be not less than 110% of the fair market value of such shares on the date of grant. The Plan also provides for cashless exercise of Options at the discretion of the Compensation Committee. In such event, there may be a charge to the earnings of the Company with respect to the cashless exercise of the Options.

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

      The Compensation Committee, in November 2004, recommended, and the Supervisory Board and the Management Board have approved, the granting of the following options under the 2005 Equity Incentive Plan as follows:

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

      5. Udi Bechor (Key Employee) - 45,000 options to be vested equally in the next three years. Options are exercisable at $1.35 per share representing the fair market value on the date of grant. Mr. Bechor left the Company in 2007 and can no longer exercise his options.

      6. Oded Shoam (Key Employee) - 50,000 options to be vested equally in the next three years. Options are exercisable at $1.35 per share representing the fair market value on the date of grant.

      7. (Directors) - 30,000 options were granted to each of the Directors, namely, Elie Housman, Philip Getter, Lynda Davey, M. Albert Nissim and David W. Sass. The Options shall be immediately vested as to 10,000 shares and shall vest 10,000 shares on each anniversary in the event such person is a Director of the Company at that time. The options are exercisable at $1.35 per share representing the fair market value on the date of grant. The options of Lynda Davey expired in 2007. Ms. Davey left the Company in 2007 and can no longer exercise her options.

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

      The Compensation Committee, in October 16, 2006, recommended, and the Supervisory Board and the Management Board have approved, the granting of the following options under the 1999 and the 2005 Equity Incentive Plans as follows:

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

      5. Udi Bechor (Key Employee) - 35,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant. Mr. Bechor left the Company in 2007 and can no longer exercise his options.

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

      A summary of the Options granted is as follows:

      As of December 31, 2007 there were outstanding options to purchase 1,723,000 shares, out of 2,100,000 that were approved and issued. All the options were granted to directors, executive officers and employees of the Company as a group at exercise prices ranging from $1.00 to $1.35 per share under the plans. These options vest over various terms, ranging from immediately to five years and no later than November 2011. Options available for grant under the plans are 377,000. The plans expire by their terms at various dates to 2015.

      All current executive officers (Managing Directors) (2 persons) as a group: 210,000 Options

      All current directors (6 persons) as a group: 1,230,000 Options

      All non-executive officers and other (8 persons) as a group: 283,000
Options

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

Item 7. Major Shareholders and Related Party Transactions

      Major Shareholders.

      The following table sets forth certain information regarding ownership of the Company's Common Shares as of June 2, 2008 (including options exercisable within 60 days from June 2, 2008) with respect to:

      (1) Each person who is known by the Company to own beneficially more than 5%of the Company's outstanding Common Shares.

      (2) Each director or officer who holds more than 1% of the Common shares.

      (3) All directors and officers as a group. None of the directors or officers, excluding Mr. Menacham Atzmon, owns 1% or more of ICTS outstanding share capital.

-----------------------------------------------------------------------------------------------
                                                         Percent of
                                                     Amount Beneficially    Common Shares
Name of Five Percent Shareholders                         Owned (a)        Outstanding (b)
-----------------------------------------------------------------------------------------------
Atzmon Family Trust (b) (1)(2)                            4,497,226            60.95%
-----------------------------------------------------------------------------------------------
Nicholas P. Monteban, Xalladio Holding B.V. and
Galladio Capital Management B.V.                           688,000             10.54%
-----------------------------------------------------------------------------------------------
Everest Special Situations Fund
 & Affiliates (c)                                            703,772           10.78%
-----------------------------------------------------------------------------------------------
All officers and directors as a group including
the Atzmon Family Trust
(12 persons)                                              5,167,559            64.22%
-----------------------------------------------------------------------------------------------

      (a) The amount includes common shares owned by each of the above, directly or indirectly and options immediately exercisable or exercisable within 60 days from June 2, 2008.

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

      1. Harmony Ventures B.V., owns directly and indirectly approximately 60.95% of the issued and outstanding Common Shares. A family trust for the benefit of the family of Mr. Menachem J. Atzmon (the Atzmon Family Trusts) owns 90% of Harmony Ventures B.V. and the Estate of Ezra Harel owns 10% of the outstanding shares of Harmony Ventures BV and both may be deemed to control Harmony Ventures B.V. Mr. Atzmon disclaims any beneficial interest in the Atzmon Family Trust. Harmony Ventures B.V. and the Atzmon Family Trust may be able to appoint all the directors of ICTS and control the affairs of ICTS.

      2. Of the 900,000 options to Menachem Atzmon (Chairman of the Board), 850,000 are currently exercisable with the remaining 50,000 vesting in 2008. With respect to the Options, 400,000 shares were granted in lieu of a current salary for Mr. Atzmon. Options are exercisable at $1.35 per share for 550,000 options and $1.00 per share for 350,000 options representing the fair market value on the dates of grant.

      (c) The shares were purchased by such group during 2006, 2007 and 2008.

      Related Party Transactions.

      In August 1997, ICTS, as part of a group consisting of Leedan Systems and Properties Enterprises (1993) Ltd. and Rogosin Development and Holdings Ltd. ("Rogosin"), each at the time, an affiliate of Leedan, invested in a joint venture, Bilu Investments Ltd. ("Bilu"). Bilu is engaged in the financing of real estate projects in Israel, primarily in the residential market. In consideration for a 9.3% equity interest in Bilu, ICTS contributed $259 and has guaranteed $2,915 of debt obligations of Bilu. In 2000 Bilu issued 25% of its shares to an unaffiliated party in consideration for an equity investment of $2,000 and the provision of guarantees for debt obligations of Bilu in an amount of $3,800. As a result, ICTS's equity interest in Bilu has been diluted to 7% and ICTS's guarantee was reduced to $2,515, of which $700 is on behalf of each of Leedan and Rogosin, respectively. Rogosin became an unaffiliated party in 2002. In December 31, 2004, as a result of the continuing deterioration in the financial results of Bilu and the financial position of Leedan and Rogosin, the Company has determined to write off its investment in Bilu and to fully provide for its bank guaranties. In early 2007, the Company was released from its guarantee obligation for an amount of $665. The provision for the bank deposits was reduced by the same amount presented in 2006 results.

      In July 2000, each of ICTS and International Tourist Attractions Ltd. ("ITA"), a company under the control of ICTS's principal shareholders, purchased 16 common shares for $16 each of Ramasso Holding B.V. ("Ramasso") from Leedan, representing 40% each of the outstanding share capital of Ramasso. The remaining 20% shares in Ramasso are held by a company controlled by Leedan. ICTS provided loans to Ramasso from time to time until December 2003 aggregating approximately $3 million bearing an annual interest rate of 4.25% which has no fixed repayment. Ramasso owns and operates, a Time Elevator in Rome, Italy.

      Through December 31, 2002, ICTS has accounted for its share in Ramasso's losses, in the total amount of $1.4 million, in view of these losses; the Company wrote-off the balance of the investment in Ramasso at December 31, 2002, in the amount of $1 million. In April, 2003 the Company provided a financial institution that financed the Time Elevator in Rome, with a guaranty securing the repayment of such financing. At the time the guaranty was provided the amount of the financing provided by such financial institution to Time Elevator in Rome has been net 1,838,390 Euro. As of December 31, 2003, ICTS has fully provided for the guaranty in the amount of $1.1 million. Subsequent to December 31, 2003 ICTS was required by the financial institution to cover its guaranty and the Company has reached an agreement with the financial institution for the repayment terms. All the debt was paid until December 31, 2005. Ramasso, which operated the Time Elevator in Rome filed for bankruptcy. In 2006 the receiver in the bankruptcy has filed a proceeding against the financial institution which provided loans to Ramasso to recover a security deposit in the amount of 866 Euro ($1.1 million as of December 31, 2006) which the financial institution held as security and applied against its outstanding indebtedness as a result of Romasso's defaults. The financial institution has impleaded the company on its guarantee to the financial institution, and the financial institution is required to return the security deposit to the receiver in the bankruptcy. The financial institution has withdrawn its claim against the Company and has filed a Notice of Discontinuance against the Company.

      During the period from April to September 2002, ICTS purchased 4,106,895 shares of Inksure Technologies Inc. ("Inksure"), which represents 34.3% of Inksure's outstanding shares for a purchase price of $5,986. In October 2002, Mr. Elie Housman, the Chairman of the Board of Inksure, was appointed to the ICTS Supervisory Board. Mr. Sass, a member of the ICTS Supervisory Board and one of our directors was elected to the Board of Inksure. Mr. Getter is also a member of the Board of Inksure. Messrs. Housman, Getter and Sass, as well as an entity associated with the Atzmon Family Trust, own shares and warrants in Inksure. In addition, Messrs. Housman, Getter and Sass hold options to purchase Inksure securities. Inksure develops, markets and sells customized authentications systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. In June 2003 and April 2004 the Company participated in Inksure's private placements purchasing 174,542 and 544,118 additional shares, respectively at an aggregate purchase price of $192 and $370, respectively. During December 2006 the Company sold 155,000 shares of Inksure at a price of $2.70 per share. In March 2007 another 155,000 shares were sold for $1.90 per share. As of December 31, 2007 the Company owns approximately 28.1% of the outstanding shares of Inksure. In 2006 the supervisory board authorized the management to sell its investment in Inksure. The market value as of December 31, 2007 was approximately $2.1 million. As of June 1, 2008 the market value of the investment dropped to $1 million.

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

      On December 28, 2005 the lessee exercised the option. The net value of the equipment as of the purchase date was (euro)9,775 (equal to $11,554 on that date). The loss from the selling total was $4,774. On January 2006 the company signed a loan agreement with the owner of the lease company in which he received a loan of (euro)1million ($1.2 million as of December 31, 2005) for 6 months bearing an interest of 5.45%. The entire loan was repaid by May 2006.

      As of December 31, 2007 and 2006 the company received loans in an aggregate amount of $6,528 and $2,652, respectively, from a related party as bridging finance. These loans are evidenced by a secured Promissory Note. All loans and accrued interest were due no later then April 1, 2008. Interest accrues at prime rate plus 1.5 percent and the obligations were secured by the pledge of 2,157,895 shares of common stock of Inksure Technologies Inc. The loans were, at the option of the lender, convertible into the company's common stock at a price of $3.50 per share. During 2008 the terms of the loan with related party were extended for 2 years up to April 1, 2010. Based on the new agreement, as collateral on the loan, 26% of the shares of I-SEC International Security B.V. a wholly owned subsidiary of the Company was pledged to the related party In addition, the loan is convertible to the Company' shares at a price of $2.75. Loans and accrued interest from related parties at June 30, 2008 amounted to $6.3 million.

      Following structural changes and continuous losses in Demco, a 100% held subsidiary, it was decided to transfer the projects of Demco to "Amesco Emergency and Security Solutions" as a subcontractor. That company belongs to a related party. It will pay commissions to Demco based on the contracts it will operate until 2010.

Item 8. Financial Information

      Consolidated Statements and Other Financial Information.

      See pages F-1 through F-43 incorporated herein by reference.

      Legal Proceedings

      As a result of the September 11th terrorists attacks numerous lawsuits have commenced against Huntleigh and ICTS. Huntleigh and ICTS have been named in approximately 64 and 61 lawsuits, respectively. All of the cases were filed in the United States District Court, Southern District of New York. The cases arise out of Huntleigh's airport security service for United Flight 175 out of Logan Airport in Boston, Massachusetts. All of the cases involve wrongful death except 16 which involve property damage. The cases are in their early stages with depositions having begun on September 12, 2006. A number of these cases have been settled or are in the process of being settled or dismissed at no cost to the Company.

      Although these are the only claims brought against Huntleigh and ICTS with respect to the terrorist attacks of September 11, 2001, Huntleigh and ICTS anticipate additional related claims. See "Risk Factors-Potential For Liability Claims."

      Under current legislation Huntleigh has its liability limited to the amount of insurance coverage that it carries. The legislation applies to Huntleigh, but not ICTS.

      The Company has commenced an action against the U.S. Government with regard to the Fifth Amendment rights relating to the taking of its business. In December 2004 the Court denied the Government's motion to dismiss the case. A motion for reconsideration was filed by the defendant and denied. The trial for this action has been held and the court has decided against the Company. The Company appealed the decision. In May 2008, the U.S. Court of Appeals for the Federal Circuit has affirmed the lower court's ruling against the Company.

      The Company was in dispute with Fraport A.G. International Airport Services Worldwide in relation to alleged unlawful use of the letter combination "ICTS" by the company. Fraport initiated proceedings before the district court of Amsterdam. The principal amount claimed is 57.65 million Euros ($68.1 million as of December 31, 2005). This dispute has been settled without any liability to the Company.

      In September 2005, Avitecture, Inc, (f/k/a Audiovisual-Washington, Inc.) ("Avitecture"), filed a Demand for Arbitration and Mediation against ITA-Atlantic City, LLC ("ITA") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated March 20, 2003, ITA owes Avitecture $222 for audio, video and control systems it provided for ITA's use in a tourist attraction in Atlantic City, New Jersey, but for which Avitecture claims it has not been paid. The case was decided against the Company in an arbitration proceeding awarding Avitecture $194 plus arbitration costs of $6. The arbitrator's decision was affirmed by the Superior Court of New Jersey on or about May 4, 2007. The Company appealed this decision. In September 2007, ITA k/a Explore Atlantic City, LLC ("Explore") filed bankruptcy under Chapter 7 Bankruptcy Code. We filed a petition in bankruptcy with the court. The Appellate Court affirmed the arbitrator's ruling on February 18, 2008. In the interim, the bankruptcy case was closed.

      In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against Explore Atlantic City, LLC ("Explore") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated October 28, 2003, Explore owes Turner $948 for work and/or services performed pursuant to the contract, but for which Explore has not paid Turner. The arbitrator awarded Turner $956 plus interest and costs, which award was affirmed on appeal. As of December 31, 2007 and 2006, $956 and $970 were accrued, respectively. On or about October 9, 2007, Explore filed a petition in bankruptcy with the New Jersey Superior Court. The Court thereafter stayed the proceedings and dismissed the action without prejudice as a result of the bankruptcy filing. To date, Turner has not moved to re-instate or reopen the case.

      In December 2005, Barlo & Associates ("Barlo") filed a Demand for Arbitration and Mediation against Explore with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated April 16, 2002, Explore owes Turner $21,000 for architectural work and/or services performed pursuant to the contract, but for which Explore has not paid Barlo. This matter has been settled for $10,000.

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

      In 2005 the Company's subsidiary ICTS USA, Inc. filed a refund claim with the Internal Revenue Service ("IRS") in an amount in excess of $2.4 million which was to be reflected on the December 31, 2005 year end financial statements as a receivable. The Company made a demand to the IRS for the refund. Thereafter, by letter dated August 15, 2006, the

Company was advised that a criminal investigation by the United States Department of Justice, Tax Division is ongoing by a grand jury regarding possible criminal tax violations by the subsidiary for the tax years 2002 and 2003 regarding certain royalty payment made to the Company. In January, 2008, the Company was advised that the current investigation was withdrawn, and the Company received the refund of $2.4 million and interest of $373.

      Two of the Company's subsidiaries have been sued by their landlord (which is the same entity for both properties) alleging breach of the respective leases. One suit is in Circuit Court for Baltimore City affecting the Company's Explore Baltimore facility, and the other is in the Superior Court of New Jersey affecting the Company's Explore Atlantic City facility. Through legally defective service, the landlord was able to obtain orders for possession of both of these locations. A petition to open the Atlantic City action has been filed and one is being prepared for the Baltimore action. In addition to seeking possession, in both the cases the landlord is seeking unpaid rent for the entire term of the leases. In the Atlantic City case the amount sought is $5,970 and in the Baltimore case, the amount is $ 4,444. As of December 31, 2007 and 2006, the Company accrued an amount of $2.5 million and $10.1 million, respectively, for future rent. The Company filed a petition in bankruptcy for each of the Atlantic City and Baltimore subsidiaries, which stayed the proceeding. However, the landlord was able to prevail against the Company with respect to a guarantee given by the Company with respect to the lease in Baltimore. The Company also rendered that the landlord could proceed to prove its damages with respect to the Baltimore lease. In January 2008, the Baltimore litigation was conducted. At the end of the trial, a judgment in the amount of $2,559,343.67 was awarded in favor of the Landlord and against ITA Baltimore and ICTS International, N.V., jointly and severally. The Company has filed an appeal in this litigation to challenge the judgment on behalf of ICTS International, N.V.

      The Atlantic City litigation was reopened in state court in January, 2008 and is still on-going. The amount claimed against ITA is $5,970,197. Deposition discovery is about to commence.

      Significant Changes

      As of the management decision to cease the operations of the Leasing and the Entertainment activities in 2005, the financial statements are presented according to FAS 144 which separates the financial information of the discontinued operations and the continuing operations.

Item 9. The Offer and Listing

      ICTS's shares of common stock are currently traded on the Bulletin Board OTC under the symbol ICTSF.OB.

      The reported high and low closing sales prices per shares during the last five years were as follows:

                                       High               Low
----                                   -----             -----
2003                                   $6.14             $2.49
2004                                   $8.42             $1.35
2005                                   $3.23             $1.58
2006                                   $2.54             $0.10
2007                                   $2.79             $1.40

      The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2005                                   High               Low
----                                   -----             -----
First quarter                          $3.23             $1.58
Second quarter                         $2.89             $1.81
Third quarter                          $3.08             $2.11
Fourth quarter                         $2.81             $2.39

2006                                   High               Low
----                                   -----             -----
First quarter                          $2.54             $2.18
Second quarter                         $2.33             $1.65
Third Quarter                          $1.90             $1.06
Fourth Quarter                         $2.30             $0.10

2007                                   High               Low
------                                 -----             -----
First Quarter                          $2.79             $2.00
Second Quarter                         $2.25             $1.60
Third Quarter                          $2.05             $1.45
Fourth Quarter                         $1.98             $1.40

The reported high and low closing sales prices per shares during each of the last six months were as follows:

                                        High              Low
------                                 -----             -----
January                                $2.20             $1.80
February                               $2.20             $1.95
March                                  $2.20             $2.00
April                                  $2.20             $2.00
May                                    $2.20             $2.10
June (until June 29, 2008)             $2.20             $2.05

Item 10. Additional Information

      Memorandum and Articles of Association

      Introduction

      The material provisions of the Company's Articles of Association are summarized below. Such summaries do not purport to be complete statements of these provisions and are qualified in their entirety by reference to such exhibit. The Company was established by the Department of Justice at Amstelveen, Netherlands on October 9, 1992. The objectives of the Company are generally to manage and finance businesses, extend loans and invest capital as described in greater detail in Article 2 of the Company's Articles of Association.

      Shares

      The Company's authorized share capital is currently divided into 17,000,000 common shares, per value 0.45 Euro per common share. The common shares may be in bearer or registered form. As of December 31, 2007 and 2006, 6,672,980 shares were issued. The Company holds 144,880 shares of treasury stock.

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

      Issues of Shares; Pre-emptive Rights

      The Company's Supervisory Board has the power to issue shares. The shareholders have by an authorizing resolution provided such authority for a five year period ending June 30, 2011. The number of shares the Supervisory Board is authorized to issue must be set at the time of the resolution and may not exceed 17,000,000 shares of the common shares then outstanding.

      Shareholders have a pro rata pre-emptive right of subscription to any common shares issued for the purpose of raising capital, which may be limited or eliminated, if designated for this purpose by the general meeting of shareholders (whether by means of any authorizing resolution or an amendment to the Company's Articles of Association).

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

      Taxation

      United States Federal Income Tax Consequences

      The following discussion summarizes the material anticipated U.S. federal income tax consequences of the acquisition, ownership and disposition of shares by a U.S. Holder (as defined below). This summary deals only with shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors some of which (such as tax-exempt entities, banks, broker-dealers, investors who hold shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. This summary does not deal with the tax consequences for U.S. Holders who own at any time, directly or indirectly, through certain related parties, 10% or more of the voting stock or nominal paid-in capital of the Company.

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

      As used herein, the term "U.S. Holder" means a beneficial owner of shares that is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or
(iii) an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

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

      Foreign Personal Holding Companies

      The Company or any of its non-US subsidiaries may be classified as a "foreign personal holding company" ("FPHC") if in any taxable year, five or fewer persons who are U.S. citizens or residents own (directly or constructively after the application of certain attribution rules) more than 50% of the Company's stock (a "US Group") and more than 60% of the gross income of the Company or of any subsidiary consists of passive income for purposes of the FPHC rules. There is a look-through rule for dividends and interest received from related persons. Accordingly, dividends and interest received by the Company from its subsidiaries will be re-characterized based on the income of the subsidiaries.

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

      Corporate Income Taxes

      ICTS is incorporated under the laws of the Netherlands and is therefore subject to the tax laws of the Netherlands. In 2006 the standard corporate income tax rate was 25.5% applicable for taxable profits up to (euro)23 and 29.6% for the excess. In 2007, these rates are 20% for profits up to (euro)25, 23.5% for profits between (euro)25 and (euro)60 and 25.5% for profits in excess of (euro)60.

      ICTS and a number of its Dutch resident subsidiary companies form a fiscal unity for Dutch corporate income tax purposes. As a result, Dutch corporate income tax is levied from these entities on a consolidated basis at the level of ICTS.

      For Dutch corporate income tax purposes business affiliates should calculate their profits at arms length. In case transactions between such affiliates conditions are made or imposed (transfer prices) which differ from those conditions which would have been made or imposed between independent entities in the free market, the profits of those entities are determined as if the latter conditions had been agreed.

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

      Limitations on loss compensation may also apply in the case of so-called "holding losses", being - shortly summarized - losses incurred in a book-year during which the activities of ICTS (jointly with the subsidiary companies that form part of the fiscal unity for Dutch corporate income tax purposes) for the entire or almost entire year, entirely or almost entirely consist of the holding of participations or the (in) direct financing of related companies. This will be deemed not to be the case if at least 25 employees are engaged in other activities on a full-time basis.

      As of 2007, the term for carry-back of losses will be reduced from three years to one year. Further, the term for carry-forward of losses will be limited to nine years. Not yet compensated losses will vaporize after these terms have lapsed. Based on transitional rules, losses sustained in book-years up to and including 2002 may be set-off against profits of book-years up to and including 2011.

      Corporate Income Tax 2007 Act, other changes

      Based on the recently adopted Corporate Income Tax Act of 2007, as per January 1, 2007, various other changes will be introduced to the Dutch corporate income tax regime. Along with the changes already mentioned above, other changes including, but not limited to an "interest box" and a "patent box" will be introduced in the Netherlands (subject to approval from the European Committee).

      In the interest box regime, subject to certain conditions, the positive balance of interest receivable from and payable to group companies will be taxed against an effective tax rate of 5% (up to a certain maximum depending on the amount of equity for tax purposes). Application of the interest box regime is optional. Therefore, ICTS may determine itself whether or not to apply the interest box regime. If applied, the interest box regime must, in principle, be applied by all Dutch resident group companies for a period of at least 3 years.

      In the patent box regime, income from self-developed intangible assets will be taxed against an effective tax rate of 10%. In general, the maximum amount of income to be taxed against this special rate is limited to 4 times the total costs made in relation to the intangible assets. Application of the patent box is only possible in relation to intangible assets for which a patent is granted. Further, application of the patent box regime is subject to the condition that the income generated with an intangible asset, can for 30% or more, be attributed to the patent. Brands, images and similar assets are excluded from the patent box regime. Application of the patent box regime is optional. ICTS may also decide to deduct R&D costs against other regularly taxed income when determining its taxable income. At a later stage, subject to certain conditions aimed at avoiding that costs are deducted against regular corporate income tax rates whereas income is taxed under the patent box regime against an effective rate of 10%, ICTS may in this case in principle still decide to apply the patent box regime.

      Further, as per January 1, 2007 restrictions will be introduced on the depreciation period of goodwill and other business assets. The minimum depreciation period for goodwill will be 10 years. The minimum depreciation period for other business assets will be 5 years. It should still be possible to value assets at lower going-concern value. Further, restrictions will be introduced on the depreciation of real estate property. Shortly summarized, depreciation of investment property will no longer be allowed in case the book-value of the property falls below the official fair market value of the property for tax purposes. The depreciation of real estate property used as part of a trade or business will be allowed as long as the book-value of the real estate property does not fall below 50% of the official fair market value of the property for tax purposes.

      Dutch Tax Consequences of Holding Shares

      The following is a general, non-exhaustive summary of Dutch tax consequences to a holder of Common Shares who is not, or is not deemed to be, a resident of the Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder") and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change, possibly on a retroactive basis. The summary does not address taxes imposed by the Netherlands other than dividend withholding tax, personal income tax, corporate income tax and gift and inheritance tax. The discussion does not address the tax consequences under tax laws in any other jurisdiction besides the Netherlands.

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

      Under the tax convention currently in force between the United States and the Netherlands (the "Treaty"), dividends paid by ICTS to an individual shareholder resident in the United States or a corporate shareholder organized under the laws of the United States or any State or territory thereof holding less than 10% of the voting power in ICTS (each, a "U.S. Treaty Shareholder"), are generally eligible for a reduction of Dutch dividend withholding tax to 15%, provided that they are entitled to the benefits of the Treaty, unless such U.S. Treaty Shareholder has a permanent establishment or permanent representative in the Netherlands to which or to whom the Common Shares are attributable. Subject to certain conditions, the dividend withholding tax rate may be reduced to 5% or 0% in case a qualifying U.S. resident corporate shareholder would hold at least 10% respectively at least 80% of the voting power in ICTS.

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

      Generally, there is a substantial interest in the share capital of ICTS if the non-resident Shareholder, alone or together with his or her partner (spouse, registered partner or other individuals as defined in the Dutch 2001 Personal Income Tax Act), owns, directly or indirectly, (i) 5% or more of the issued capital of any class of shares in ICTS, (ii) options to acquire 5% or more of the issued capital of any class of shares or (iii) profit-sharing rights to 5% or more of the annual profits or liquidation distributions of ICTS. If an individual, alone or together with his partner, does not have a substantial interest based on these tests, he or she may nevertheless be deemed to have a substantial interest in case certain relatives hold a substantial interest in ICTS. In case of a substantial interest held by a corporate shareholder, a receivable the non-resident Shareholder has from ICTS may also belong to such substantial interest. Non-resident Shareholders owning a substantial interest in ICTS may be subject to income tax upon the occurrence of certain events, for example when they cease to own a substantial interest.

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

      Tax assessment in the U.S

      Under an ongoing tax examination, started in early 2005, by the U.S tax authorities of the U.S. subsidiaries of the Company, through the years ended December 31, 2003, the U.S subsidiaries were required to provide information regarding their treatment of certain expenses. Based on the issues raised, the tax authorities' position and a professional opinion the Company has received, the Company has included a provision in its accounts based on its tax advisors calculations. The Company's management believes that the applicable provision in its financial statements as of December 31, 2006 is adequate to cover probable costs arising from this tax examination if and when they will become to Tax assessments. The matter is under criminal investigation in the Justice Department.

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

      Subsidiary Information

      Not applicable

Item 11. Quantitative and Qualitative Disclosure About Market Risk

      Foreign Currency Exchange Risk - Only applies to Company's operations outside the USA. In 2007, about 72% of the Companies revenues were derived in the USA.

      The Company is subject to changes in the primate rate based on the Federal Reserve actions and general market interest fluctuations. The Company believes that moderate interest rate increases will not have a material adverse impact on the results of their operations, or financial position, in the foreseeable future. An increase of 1% in the interest rate would have increased the Company's interest expense for factor advances, bank loans, and other parties, by approximately $150,000 in the year ended December 31, 2008.

      See financial statements, note 19.

Item 12. Description of Securities Other than Equity Securities

         Not applicable

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

      The Company was in compliance with all loan covenants as of December 31, 2007 and 2006. However, as of March 31, 2008, a US subsidiary was in violation of its interest coverage ratio. The bank agreed to waive this covenant violation subject to the issuance of the stand-alone financial statements of the subsidiary. The financial statements have not been issued as of the date of the filing and the debt is classified as current.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not applicable

Item 15. Controls and Procedures.

         Management's report on internal control over financial reporting

(a) Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.


(b) Our management including our chief executive officer and our principal financial officer is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

      o pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets,

      o provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

      o provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Our management including our chief executive officer and our principal financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has based the assessment in a scope that includes the significant subsidiaries i.e. ISEC International Security B.V, Huntleigh Corp USA, PI, I-SEC France.; collectively "Subsidiaries". Our management including our chief executive officer and our principal financial officer has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2007 based on these criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

(c) There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Experts

      The members of the Audit Committee consist of Philip M. Getter, Gordon Hausmann and Eytan Barak. All members are independent, with no relationship with management. Mr. Getter and Mr. Barak have financial expertise. Mr. Getter is the Chairman of the Audit Committee and Eytan Barak is a CPA (Isr).

Item 16B. Code of Ethics

      The Company has adopted a Code of Ethics for principal's executive officers and senior financial officers.

Item 16C. Fees Paid to Our Independent Registered Public Accounting Firm

      The following table sets forth the aggregate fees billed by our registered independent auditors, Mahoney Cohen & Company, CPA, P.C. ("MC"), for services rendered to us for the years ended December 31, 2007 and 2006. No services were performed by, or fees incurred to, Goldstein, Golub and Kessler LLP ("GGK") in connection with financial information services design and implementation projects in 2007. The fees billed by MC, our independent registered public accounting firm, for audit and other professional services during 2007 and 2006, respectively, are summarized below. The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee.

                                                 2007    2006
                                                -----   -----
                Audit fees:
                Audit fees                       300     400
                Audit related fees
                Sub-total                        300     400
                Non-Audit services:
                Tax fees
                Total fees                       300     400

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

      Consolidated Statements of Cash Flows

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

                                      ICTS INTERNATIONAL, N.V.

                                      By: /s/ Avraham Dan
                                      -----------------------------
                                      Name: Avraham Dan
                                      Title: Managing Director and
                                      Chief Financial Officer

Date: June 30, 2008

                             ICTS INTERNATIONAL N.V.

                               2007 ANNUAL REPORT

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

   Consolidated Statements of Cash Flows                                     F-8

Notes to consolidated financial statements                                  F-10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  To the Board of Directors and Shareholders of
                             ICTS INTERNATIONAL N.V

      We have audited the accompanying consolidated balance sheet of ICTS International N.V. and Subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive operations, changes in shareholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICTS International N.V. and Subsidiaries as of December 31, 2007 and 2006 and the results of their operations, changes in shareholder equity (deficit) and their cash flows for the years ended in conformity with accounting principles generally accepted in the United States of America.

      As disclosed in Notes 1, 14 and 17, the Company is involved in significant litigation, certain of which relates to the September 11, 2001 terrorist attacks in the United States and the Company's insurance carriers have canceled all its war risk policies. In addition, the Company is involved in other potential contingencies including but not limited to (a) a dispute between the Company and the United States Transportation Security Administration ("TSA"), with respect to the basis of calculation of payments for security services rendered by the Company in 2002, in respect of which, the TSA might be claiming refund of material amounts, (b) potential lawsuits pertaining to the Company's discontinued operations of Explore USA, (c) the successful renewal of Procheck and NAS contracts.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1, 14 and 17 to the financial statements, the Company has suffered recurring losses from operations, net working capital deficiency, negative equity, its U.S. subsidiary is in default of its loan covenants and is subject to potential contingencies as discussed in the preceding paragraph. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 1(b). The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Mahoney Cohen & Company, CPA, P.C.
New York, New York

June 30, 2008

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of
                             ICTS INTERNATIONAL N.V.

We have audited the accompanying consolidated statements of operations and comprehensive operations, changes in shareholders' equity (deficiency) and cash flows of ICTS International N.V. and subsidiaries ("the Company") for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and the consolidated results of their operations, the changes in their shareholders' equity (deficiency) and their cash flows for the year then ended in conformity with United States generally accepted accounting principles.

As disclosed in Note 14, a multitude of lawsuits have been commenced against the Company in connection with the September 11, 2001 terrorist attacks in the United States and the Company's insurance carriers have canceled all its war risk policies. Also, there is a dispute between the Company and the United States Transportation Security Administration ("TSA"), with respect to the basis of calculation of payments for security services rendered by the Company in 2002, in respect of which, the TSA might be claiming a refund of material amounts.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1(b) and 14 to the financial statements, the Company has suffered recurring losses from operations, and has a net working capital deficiency, and is subject to potential contingencies in connection with the U.S. Department of Justice matter and the September 11, 2001 terrorist attacks, both discussed above. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in
Note 1(b). The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

GOLDSTEIN GOLUB KESSLER LLP
New York, New York
April 8, 2006

                             ICTS INTERNATIONAL N.V.
                           CONSOLIDATED BALANCE SHEETS
                   (US $ in thousands, except per share data)

                                                                 December 31,
                                                                 ------------

                                                              2007         2006
                                                              ----         ----
                      Assets
CURRENT ASSETS:
Cash and cash equivalents                                    $ 2,095     $ 1,743
Restricted cash                                                1,795         665
Accounts receivable (net of allowance for
doubtful accounts of $507 and $994 as of
December 31, 2007 and 2006, respectively)                     10,200      13,316
Prepaid expenses                                                 690       1,309
Other current assets                                             991         411
Current assets from discontinued operations                    2,873          75
                                                             -------     -------
Total current assets                                          18,644      17,519
                                                             -------     -------
INVESTMENTS AND LONG TERM RECEIVABLES:
Investments in associated companies                                        2,513
Other receivables and investments                              2,976         380
Restricted cash                                                3,500       3,500
                                                             -------     -------
                                                               6,476       6,393
                                                             -------     -------
PROPERTY AND EQUIPMENT

Cost                                                           4,775       4,933
Less - accumulated depreciation and amortization               3,256       3,548
                                                             -------     -------
                                                               1,519       1,385
                                                             -------     -------
GOODWILL                                                         314         314
                                                             -------     -------
OTHER ASSETS:
Other assets net of accumulated Amortization                     150         889
Non current assets from discontinued operations                               55
                                                             -------     -------
Total other assets                                               150         944
                                                             -------     -------
Total assets                                                 $27,103     $26,555
                                                             =======     =======

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
                           CONSOLIDATED BALANCE SHEETS
                   (US $ in thousands, except per share data)

                                                                December 31,
                                                                ------------

                                                              2007        2006
                                                              ----        ----

       Liabilities and shareholders' deficiency
CURRENT LIABILITIES:
Short-term bank credit                                     $  6,719    $  5,132
Current maturities of long-term liabilities                     126         154
Accounts payable - trade                                      4,432       3,749
Accrued expenses and other liabilities                       16,055      20,214
Loan from related party                                         884
Current liabilities from discontinued operations              2,089       4,328
                                                           --------    --------
Total current liabilities                                    30,305      33,577
                                                           --------    --------
LONG-TERM LIABILITIES:
Accrued severance pay                                            84          55
Loan from related party                                       5,644       2,652
Other long-term liabilities, net of current maturities        3,150         160
Non current liabilities from discontinued operations          8,530       9,113
                                                           --------    --------
Total long-term liabilities                                  17,408      11,980
                                                           --------    --------
Total liabilities                                            47,713      45,557
                                                           --------    --------
COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' DEFICIENCY:
Share capital - shares of common stock,
par value 0.45 Euro, December 31, 2007
and 2006:
Authorized - 17,000,000 shares;
issued - 6,672,980 shares                                     3,605       3,605
Additional paid-in capital                                   20,554      20,181
Accumulated Deficit                                         (36,858)    (34,300)
Accumulated other comprehensive loss                         (7,012)     (7,589)
                                                           --------    --------

                                                            (19,711)    (18,103)
                                                           --------    --------
Treasury stock at cost - December 31, 2007 and 2006-
144,880 shares                                                 (899)       (899)
                                                           --------    --------
Total shareholders' deficiency                              (20,610)    (19,002)
                                                           --------    --------
Total liabilities and shareholders' deficiency             $ 27,103    $ 26,555
                                                           ========    ========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
       CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE OPERATIONS
                   (US $ in thousands, except per share data)

                                                                                         Year ended December 31,
                                                                                         -----------------------

                                                                                     2007         2006          2005
                                                                                     ----         ----          ----

REVENUES                                                                           $64,780      $ 60,791      $ 57,713
COST OF REVENUES                                                                    52,397        55,284        53,721
                                                                                   -------      --------      --------
GROSS PROFIT                                                                        12,383         5,507         3,992
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                        13,338        14,878        11,690
                                                                                   -------      --------      --------
OPERATING LOSS                                                                        (955)       (9,371)       (7,698)
FINANCIAL EXPENSES - net                                                            (3,334)         (714)         (908)
OTHER INCOME (EXPENSES), net                                                          (246)        1,241           147
                                                                                   -------      --------      --------
LOSS BEFORE TAXES                                                                   (4,535)       (8,844)       (8,459)
INCOME TAXES EXPENSES                                                                 (966)         (846)       (2,387)
SHARE IN LOSSES OF ASSOCIATED COMPANIES - net                                       (2,479)         (132)         (486)
                                                                                   -------      --------      --------
LOSS FROM CONTINUING OPERATIONS                                                     (7,980)       (9,822)      (11,332)
DISCONTINUED OPERATIONS:
Profit (Loss) from discontinued operations, net of tax expenses (benefit) of
$(2,470), $2,476 and $(2,525) in 2007, 2006 and 2005, respectively.
Includes loss of $4,774 on sale of assets to related party and share in loss
of associated company of $36, both in 2005                                           5,422        (4,248)      (13,548)
                                                                                   -------      --------      --------
LOSS FOR THE YEAR                                                                   (2,558)      (14,070)      (24,880)
                                                                                   =======      ========      ========
OTHER COMPREHENSIVE INCOME: (LOSS):
Translation adjustments                                                                 80          (399)       (1,560)
Unrealized gains (losses) on marketable
Securities                                                                             497           104          (214)
                                                                                   -------      --------      --------
                                                                                       577          (295)       (1,774)
                                                                                   -------      --------      --------
TOTAL COMPREHENSIVE LOSS FOR THE YEAR                                              $(1,981)     $(14,365)     $(26,654)
                                                                                   =======      ========      ========
PROFIT (LOSS) PER SHARE:
Loss from continuing operations:
Loss per common share-basic                                                        $ (1.22)     $  (1.51)     $  (1.74)
                                                                                   =======      ========      ========
Loss per common share-diluted                                                      $ (1.22)     $  (1.51)     $  (1.74)
                                                                                   =======      ========      ========
Profit (Loss) from discontinued operations:

Profit (Loss) per common share-basic                                               $  0.83      $  (0.65)     $  (2.07)
                                                                                   =======      ========      ========
Profit (Loss) per common share-diluted                                             $  0.83      $  (0.65)     $  (2.07)
                                                                                   =======      ========      ========
Net Loss:

Loss per common share-basic                                                        $ (0.39)     $  (2.16)     $  (3.81)
                                                                                   =======      ========      ========
Loss per common share- diluted                                                     $ (0.39)     $  (2.16)     $  (3.81)
                                                                                   =======      ========      ========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
                   (US $ in thousands, except per share data)

                                            Shares of common Stock
                                            ----------------------               Accumulated     Accumulated
                                                                    Additional    (deficit)         other
                                               Number of              Paid-in     Retained      Comprehensive    Treasury
                                                shares     Amount     capital     earnings      income (loss)      stock     Total
                                               ---------   ------   ----------   -----------    -------------    --------    -----

BALANCE AT JANUARY 1, 2005                     6,528,100   $3,605     $19,670     $  4,650         $(5,520)       $(899)   $ 21,506

CHANGES DURING 2005:

Comprehensive loss:
Loss                                                                               (24,880)                                 (24,880)
Other comprehensive loss:
Translation adjustments                                                                             (1,560)                  (1,560)
Unrealized losses on marketable Securities                                                            (214)                    (214)
                                                                                                                           --------
Total comprehensive loss                                                                                                    (26,654)
                                               ---------   ------     -------     --------         -------        -----    --------
BALANCE AT DECEMBER 31, 2005                   6,528,100    3,605      19,670      (20,230)        *(7,294)        (899)     (5,148)
                                               =========   ======     =======     ========         =======        =====    ========
CHANGES DURING 2006:

Employees options according to FAS 123R                                   511                                                   511
Comprehensive loss:
Loss                                                                               (14,070)                                 (14,070)
Other comprehensive (loss):
Translation adjustments                                                                                104                      104
Unrealized losses on marketable Securities                                                            (399)                    (399)
                                                                                                                           --------
Total comprehensive loss                                                                                                    (14,365)
                                               ---------   ------     -------     --------         -------        -----    --------
BALANCE AT DECEMBER 31, 2006                   6,528,100    3,605      20,181      (34,300)        *(7,589)        (899)    (19,002)
                                               =========   ======     =======     ========         =======        =====    ========
CHANGES DURING 2007:

Employees options according to FAS 123R                                   373                                                   373
Comprehensive  Loss:
Loss                                                                                (2,558)                                  (2,558)
Other comprehensive income (loss):
Translation adjustments                                                                                 80                       80
Unrealized gains on marketable Securities                                                              497                      497
                                                                                                                           --------
Total comprehensive loss                                                                                                     (1,981)
                                               ---------   ------     -------     --------         -------        -----    --------
BALANCE AT DECEMBER 31, 2007                   6,528,100   $3,605     $20,554     $(36,858)       *$(7,012)       $(899)    (20,610)
                                               =========   ======     =======     ========         =======        =====    ========

                                                                                  December 31,
                                                                                  ------------

                                                                        2007          2006           2005
                                                                        ----          ----           ----

Cumulative translation adjustments                                    $(7,012)       $(7,090)       $(7,194)
Cumulative unrealized gains on marketable securities                                    (499)          (100)
                                                                      -------        -------        -------
                                                                     *$(7,012)      *$(7,589)      *$(7,294)
                                                                      =======        =======        =======

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (US $ in thousands)

                                                                                                   Year ended December 31,
                                                                                                   -----------------------

                                                                                               2007         2006          2005
                                                                                               ----         ----          ----

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period                                                                          $(2,558)     $(14,070)     $(24,880)
Profit (Loss) on discontinued operations                                                       5,422        (4,248)      (13,548)
                                                                                             -------      --------      --------
Loss on continuing operations                                                                 (7,980)       (9,822)      (11,332)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization                                                                  1,218         1,127           743
Impairment of assets                                                                              48            40
Deferred income taxes                                                                                           42          (177)
Increase (decrease) in accrued severance pay                                                      24          (151)          128
Loss (gain) on fixed assets                                                                      (59)            6
Realized gain in other investments                                                              (295)         (575)
Decrease (increase) in value of deposits                                                          93           143          (541)
Write off of investments and impairment of investments                                           855                       1,148
Share in losses of associated companies                                                        2,290           132           486
Stock based compensation                                                                         373           511
Gain on settlement of liability                                                               (4,266)
Changes in operating assets and liabilities:
Accounts receivable - trade, net                                                                 364           438        (1,788)
Other current assets and prepaid expenses                                                        103           (20)        1,239
Accounts payable                                                                                 633           924         1,704
Accrued expenses and other liabilities                                                         2,855         1,473         3,481
Net cash provided by (used in) discontinued operations                                           175        (1,824)         (254)
                                                                                             -------      --------      --------
Net cash used in operating activities                                                         (3,569)       (7,556)       (5,163)
                                                                                             -------      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment                                                                           (792)         (630)         (330)
Other investments                                                                                              (61)         (175)
Proceeds from affiliates                                                                                       443           195
Proceeds from sale of equipment                                                                  135            22
Proceeds from sale of other investments                                                          295           419         2,185
Decrease (increase) of time deposits and restricted cash                                        (770)         (665)        1,273
Proceeds from sale of short term investments                                                                   224
Decrease (increase) in other assets                                                                            (14)         (133)
Net cash provided by (used in) discontinued operations                                            55                       5,257
                                                                                             -------      --------      --------
Net cash provided by (used in) investing activities                                           (1,077)         (262)        8,272
                                                                                             -------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term loan received                                                                                                      124
Repayments of long-term liabilities                                                             (247)         (152)         (156)
Net increase (decrease) in short-term bank credit                                              1,562         1,224            54
Loan received from related party                                                               3,991         2,652
Net cash from discontinued operations to financing activities                                   (373)
                                                                                             -------      --------      --------
Net cash provided by  financing activities                                                     4,933         3,724            22
                                                                                             -------      --------      --------
EFFECT OF CHANGES IN FOREIGN CURRENCY
EXCHANGE RATES ON CASH AND CASH EQUIVALENTS                                                       65           (90)         (428)
                                                                                             -------      --------      --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                                 352        (4,184)        2,703
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR                                                                           1,743         5,927         3,224
                                                                                             -------      --------      --------
BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF YEAR                                                                                  $ 2,095      $  1,743      $  5,927
                                                                                             =======      ========      ========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (US $ in thousands)

                                                                   Year ended December 31,
                                                                   -----------------------

                                                                  2007     2006       2005
                                                                  ----     ----       ----

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
Cash from continued operations paid during the year for:
Interest                                                          $624     $667     $   450
                                                                  ====     ====     =======
Taxes on income                                                   $226     $110     $   188
                                                                  ====     ====     =======
Cash from discontinued operations paid during the year for:
Interest                                                                            $   168
                                                                                    =======
Taxes on income                                                                     $     2
                                                                                    =======
SUPPLEMENTAL DISCLOSURES OF NON-CASH
INVESTING AND FINANCING ACTIVITIES:

Settlement of debt upon sale of long term
deposit - continuing operations                                                     $ 4,196
                                                                                    =======
Purchase of equipment - continuing operations                                       $   455
                                                                                    =======
Purchase (sale) of equipment - discontinued operations                              $(2,116)
                                                                                    =======

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 1 - GENERAL

      a.    Operations

            ICTS International N.V., including its subsidiaries (collectively referred to herein as "ICTS" or "the Company"), is a provider of aviation security and other aviation-related services through service contracts with airline companies and airport authorities.

            As mentioned in section c. below, in 2002 one of the Company's subsidiaries, Huntleigh USA Corporation ("Huntleigh"), derived a substantial portion of its revenues from providing aviation security services to the United States Transportation Security Administration ("TSA"). Commencing November 2002 the Company ceased providing such services to the TSA but continues to provide such services to aviation companies and others.

            Other activities of the Company in the past were leasing of equipment and development of entertainment projects. In December 2005, the Company decided to discontinue those activities. At that time all the equipment the Company leased was sold to the lessee. See note 2(u) and 7(d).

      b.    The Company's financial position

            During the years ended December 31, 2007, 2006 and 2005, the Company has incurred $2.6 million, $14.1 million and $24.9 million of losses, respectively, which were accompanied by net cash used in operating activities of $3.6 million, $7.6 million and $ 5.2 million respectively. As of December 31, 2007 the Company had a working capital deficiency of $11.7 million, negative equity of $20.6 million and its U.S. subsidiary is in default of its loan covenants. In addition, the Company is subject to potential contingencies in connection with the IRS audit (see note 17(g)) and the September 11, 2001 terrorist attacks (see note 14(b)). During 2007 and 2006 the Company received material loans from related parties to finance its operations (see note 20(f)). These factors raise substantial doubt about the Company's ability to continue as a going concern.

            Subsequent to the end of the year 2004, the Company's management commenced liquidating its position in several long-term assets as described in Notes 5(a) and 7(d). In addition, during 2005, management has ceased its operations in non-core business as described in note 2(u) and accomplished successfully its penetration to the European security market. Management anticipates that those liquidations and the loans received from the related party will provide the Company with the resources necessary to meet its obligations and that entering into additional service contracts will contribute toward achieving profitability from continuing operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

      c. Effect of the events of September 11, 2001 and Aviation and Transportation Security Act

            On November 19, 2001, as a result of the events of September 11, 2001, the Aviation and Transportation Security Act was signed into law. The Aviation and Transportation Security Act made airport security including security screening operations for passenger air transportation and intrastate air transportation a direct responsibility of the Federal government as administered by the TSA. As a result, in accordance with a contract signed with the TSA ("TSA Contract"), the Company has provided screening services in its airport locations during the transition period through November 2002, when all such activities were transferred to the TSA. As to the dispute with the TSA, see note 14(b)(3).

            During 2003, the Department of Labor in the US ("DOL") finalized its audit of the Company's subsidiary concerning the pay rates used to compensate employees for services rendered pursuant to the TSA Contract. The DOL concluded that in certain instances, employees had not been paid the correct base rate, fringe benefits, vacation and holiday pay by the subsidiary. As of December 31, 2006 a liability relating to the audit of approximately $7.3 million was included in the consolidated financial statements based on the estimated maximum exposure according to the Company's legal advisors. The claim of the DOL has been settled during 2007 for $3 million payable out of any settlement with the TSA. A long-term receivable of $2.9 million and a long-term liability of $3 million are shown in the consolidated financial statements. As of the change in the liability, the Company recorded in 2007 income of $4.3 million which has been reflected as a reduction of the cost of revenues.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 1 - GENERAL (continued)

            The TSA Contract indicated that the Company will receive notification in writing at least 30 calendar days in advance of a location transition. Under the provisions of the Worker Adjustment and Retraining Notification Act (the "WARN Act"), the Company is required to give 60 days written notification to its employees of an involuntary termination. In 2003 the Company obtained a legal letter from an outside counsel indicating that the Company may have meritorious defenses against the payment of a substantial portion of this liability. Based on the points noted in the legal letter and given the fact that no claims have been filed to date by former employees seeking compensation under the WARN Act provisions, the Company reviewed its original estimate and reduced the estimated liability to $0 and $100 at December 31, 2007 and 2006, respectively, by recording a credit to cost of revenues of approximately $100 and $200, respectively, on those years.

            As to other outstanding issues, see note 14.

      d.    Sale of ICTS Europe Holding B.V. ("ICTS Europe")

            On October 5, 2000, the Company entered into a share purchase agreement (the "Share Purchase Agreement") with Fraport AG ("Fraport"), whereby Fraport was to acquire, in two stages of 45% and 55% in 2001 and 2002, respectively, the shares of ICTS Europe.

            As a result of the sale, the Company has fully divested itself of its European operations except for the operations of the Company's subsidiary in the Netherlands and countries that were formerly part of the Soviet Union republics, including Russia and Kazakhstan, and took upon itself certain restrictions on its operations. During 2005, the restrictive covenant expired and since then the Company has successfully re-entered the aviation security business in Europe with contracts with US carriers throughout Europe.

      e.    Renewal of material contracts

            The Company's subsidiary Procheck has a material contract that expired in February 2008 and was extended until February 2009. If the contract will not be renewed it will have a material adverse effect on the Company's financial results.

            Through I-SEC Group, the Company participated in 2007 in a bid to provide security services for Schiphol International Airport in the Netherlands. The Company was chosen to provide such services for the next five years. This contract ended the activities of the partnership with NAS in which ICTS had 50% holding, see note 5(a)(2).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the USA ("U.S. GAAP").

      The significant accounting policies are as follows:

      a.    Functional currency

            The major part of the Group's revenues and operations are carried out by the Company subsidiaries in the United States. The functional currency of these entities is the U.S. dollar ("dollar" or "$").The functional currency of the remaining subsidiaries and associated companies, mainly European companies, is their local currency, mainly Euro ("Euro" or "(euro)"). The financial statements of those companies are included in the consolidation, based on translation into dollars in accordance with Statement of Financial Accounting Standards ("FAS") 52, "Accounting for Foreign Exchange Exposure," of the Financial Accounting Standards Board of the United States ("FASB"). Assets and liabilities are translated at year-end exchange rates, while operating results are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders' equity, under accumulated other comprehensive loss.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

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

      c.    Principles of consolidation

            The consolidated financial statements include the accounts of ICTS and its over 50%-controlled subsidiaries. Significant intercompany balances and transactions have been eliminated. Profits from intercompany transactions, not yet realized outside the Company, have also been eliminated.

      d.    Cash equivalents

            The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

      e.    Concentration of cash risk

            Most of the group's cash and cash equivalents and short-term investments as of December 31, 2007 were deposited with major U.S. and European banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

      f.    Marketable securities and other investments:

            1) Marketable securities:

            The Company classifies its existing marketable securities in accordance with the provisions of FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," as available-for-sale. Securities classified as available-for-sale are reported at fair value (which is determined based upon the quoted market prices) with unrealized gains and losses, net of related tax, recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity until realized. Gains and losses on securities sold are included in financial income - net. For all investment securities, unrealized losses that are other than temporary are recognized in the income statement. The Company does not hold these securities for speculative or trading purposes. See also note 6.

            2) Other investments

            Investments in less than 20%-owned, privately-held companies in which the Company does not have the ability to exercise significant influence, are stated at cost. The Company's management evaluates its investments from time to time and, if necessary, recognizes losses for other than temporary declines in the value of these investments.

      g.    Investments in associated companies

            Investments in companies in which the Company holds a 20% interest or more or in which it has the ability to exercise significant influence, provided it does not have control, are accounted for by the equity method. See also note 5.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

      h.    Property and equipment

            Property and equipment are carried at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful life of the assets. The estimated useful life used in determining depreciation and amortization is as follows:

                                                                        Years
                                                                        -----

            Office furniture, equipment, and facilities                  3-16
            Vehicles                                                     3-7

            Leased equipment and leasehold improvements are amortized by the straight-line method over the period of the lease or the estimated useful life of the improvements, whichever is shorter.

      i.    Goodwill

            Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired and liabilities assumed. Pursuant to FAS 142, "Goodwill and Other Intangible Assets," goodwill is not amortized but rather tested for impairment at least annually, at December 31 of each year.

            As of December 31, 2007, the Company has determined that there is no impairment with respect to goodwill based on expected future cash flow examination and based on the results of the acquired companies compared to previous years.

      j.    Other assets and intangible assets

            The intangible asset pertaining to customer relationships is being amortized until February 1, 2008, see note 4. Technology was amortized over 3 years and was fully amortized at 2005.

      k.    Impairment in value of long-lived assets

            The Company tests long-lived assets, including definite life intangible assets for impairment, in the event an indication of impairment exists. If the sum of expected future cash flows (undiscounted and without interest charges) of these assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

      l.    Treasury stock

            The treasury stock was acquired by the Company for issuance upon the exercise of options issued under employee option plans. The treasury stock is presented as a reduction of shareholders' equity, at its cost. Gains on the sale of these shares, net of related income taxes, will be recorded under "additional paid in capital."

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

            2) Diluted EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year, net of treasury stock, taking into account the potential dilution that could occur upon the exercise of options granted under stock options plan, using the treasury stock method. Exercisable Options for 1,530, 1,262, and 616 thousand shares of common stock in 2007, 2006

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

            and 2005, respectively, were not included in computed fully-diluted EPS because their effects were anti-dilutive. The total outstanding options for the years 2007, 2006 and 2005 were 1,723, 1,920, and 1,082 thousand, respectively (see note 22). In addition, for 2007, stock options to purchase 669,795 common shares, which would have been dilutive had net income available to common stockholders been positive, were excluded from the computation of diluted net loss per common share because 2007 net income available to common stockholders was a loss; the inclusion of such dilutive stock options would have been anti-dilutive to the net loss per common share computation.

      o.    Income taxes

            The provision for income tax is calculated based on ICTS's assumptions as to its entitlements to various benefits under the applicable tax laws in the jurisdiction in which it operates. Penalties regarding taxes are presented as part of selling, general and administrative costs while interest regarding taxes is being presented as financial expenses.

            In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

            We adopted FIN 48 on January 1, 2007. On the date of adoption there was no impact on our financial statements pertaining to FIN 48 as our uncertain position pertained to the U.S. operations which liability reserves were provided for.

            FIN 48 requires that tax benefits (expenses) recognized in the financial statements must be at least more likely than not sustained based on technical merits. The amount of benefits (expense) recorded for these positions is measured as the largest benefit (expense) more likely than not to be sustained. Significant judgment is required in making these determinations.

            Deferred taxes are created for temporary differences between the assets and liabilities as measured in the financial statements and for tax purposes. Deferred taxes are computed using the enacted tax rates expected to be in effect when these differences reverse. Measurement of deferred tax liabilities and assets is based on provisions of the tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits the realization of which is not considered likely, based on available evidence.

            Deferred tax liabilities and assets are classified as current or non-current, based on the classification of the related asset or liability for financial reporting purposes, or according to the expected reversal date of the specific temporary differences, if not related to an asset or liability for financial reporting purposes.

            Deferred taxes in respect to disposal of investments in subsidiaries and associated companies have not been taken into account in computing the deferred taxes, since, under the laws of the Netherlands, such disposal of investments is tax exempt.

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

            The allowance for doubtful accounts is composed of specific receivables doubtful of collection amounting to $507 and $994 as of December 31, 2007 and 2006, respectively. For net bad debts expenses (collection), see schedule of Valuation and Qualifying accounts, attached to this report.

            As of December 31, 2006, the accounts receivable - trade included $2.9 million due from the TSA. As to the dispute with the TSA, see note 14(b)(3). As of December 31, 2007, the amount was classified as other receivables and investments, long term, see note 6.

      q.    Concentrations of credit risks - allowance for doubtful accounts

            The Company and its subsidiaries operate mostly in the aviation industry through service contracts. The Company renders services to a large number of airline companies to which it provides credit, with no collateral. Some airline companies may have difficulties in meeting their financial obligations. This could have a material adverse effect on the Company's business. The Company and its subsidiaries regularly review the creditworthiness of their customers and determine the credit line, if any.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

      r.    Advertising costs

            These costs are expensed as incurred. Advertising costs in 2007, 2006 and 2005 were $111, $115 and $56, respectively.

      s.    Stock-based compensation

            1) Employee stock-based compensation

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

            The Company has expensed compensation costs, net of estimated forfeitures, applying the accelerated vesting method, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, and previously presented in the pro forma footnote disclosures. Results for prior periods have not been restated as explained above. During 2007, no options were granted. Options granted in 2006 were calculated based on the Lattice method as opposed to the 2004 options that were calculated using the Black
            - Scholes method. For the years ended December 31, 2007, and 2006, the Company recorded stock-based compensation costs of $373 and $511, respectively. Out of those expenses, $0 and $9, respectively, were recorded under cost of revenues, and $373 and $502, respectively, were recorded under selling, general and administration expenses.

            The fair value of options granted is estimated on the date of grant with the following weighted-average assumptions:

                                                       For options granted in
                                                       ----------------------

                                                           2006      2004
                                                           ----      ----

            Expected life of options (years)                  5         5
            Expected volatility                             75%       77%
            Risk free interest rate                        5.1%      3.5%
            Expected dividend yield                          0%        0%
            Forfeiture - Executives                        4.2%        0%
            Forfeiture - Employees                           3%        0%

            In 2002 options were issued that vested over a period of three years with an expiration date of January 1, 2007. The outstanding options expired and were not exercised.

            The weighted-average fair value price per option granted during 2006, using the Lattice method for 2006 and the Black - Scholes option-pricing model for 2004 was $0.68 and $1.03, respectively. During 2007, 2005 and 2003 no options were granted.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

            The following table illustrates the effect on loss and earnings per share assuming the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation in prior years.

                                                    Year ended December 31, 2005
                                                    ----------------------------
                                                            in thousands
                                                      (except per share data)
                                                    ----------------------------

            Net loss                                          $(24,880)
            Deduct: stock based employee
            compensation expenses determined
            under fair value method for
            all awards                                             (241)
                                                               --------
            Pro-forma net loss                                 $(25,121)
                                                               ========
            Losses per share:

            Basic - as reported                                $  (3.81)
                                                               ========
            Basic - pro-forma                                  $  (3.85)
                                                               ========
            Diluted - as reported                              $  (3.81)
                                                               ========
            Diluted - pro-forma                                $  (3.85)
                                                               ========
            See also note 21.

            2)    Non-employee stock based compensation

                  The Company accounts for options granted to non-employees in exchange for services received, using the fair value based method of accounting as prescribed by FAS 123R, based on the fair value of the options granted. No options were granted to non-employees in 2007.

      t.    Comprehensive Income (Loss)

            In addition to net income, other comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities and currency translation adjustments of non-dollar currency financial statements of investee companies.

      u.    Costs Associated with Exit or Disposal Activities

            In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

            During 2005 the Company decided to cease its entertainment and leasing activities.

            1) On December 28, 2005 the Company sold its lease equipment to the lessee (a related party), see note 7(d). The loss associated with the selling of the equipment totaled to $4,774.

            2) After reviewing the financial results of the entertainment segment, the Company decided in December 2005 to cease its operations. As a result of this decision the Company recorded in 2007, 2006 and 2005 income (loss) of $1,962, $(1,415) and
                  ($9,701) respectively, associated with claims regarding rent expenses that the Company has to pay until the year 2019, see also note 14(b)(8).

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

            3) Balance Sheet for the years 2007 and 2006 and Profit and Loss for discontinued operations for the years 2007, 2006 and 2005 are presented below:

                                                                December 31,
                                                             -----------------
                                                             2007         2006
                                                             ----         ----

Cash and cash equivalents                                               $    24
Other current assets                                      *$ 2,873           51
                                                           -------      -------
Total current assets from discontinued operations            2,873           75
                                                           -------      -------
Investment in associated companies                                           55

Short term bank credit                                                     (122)
Current maturities                                                       (1,012)
Accounts payable - trade                                                 (2,109)
Accrued expenses and other liabilities                      (2,089)      (1,085)
                                                           -------      -------
Current liabilities from discontinued operations            (2,089)      (4,328)
                                                           -------      -------
Long term liabilities                                      $(8,530)     $(9,113)
                                                           -------      -------

            During 2007 and 2006 there were no assets or liabilities regarding the discontinued Leasing operations.

                                                                           Year ended December 31,
                                                                           -----------------------

                                                               2007                                      2006
                                                               ----                                      ----

                                               Leasing    Entertainment      Total      Leasing     Entertainment      Total
                                               -------    -------------      -----      -------     -------------      -----

Revenues
Cost of revenues
                                               ------        ------         ------      ------         -------        -------

Gross profit (loss)
Selling, general and
Administrative income (expenses)                             $2,634         $2,634      $   (3)        $(1,771)       $(1,774)
Impairment of assets                                            (55)           (55)
                                               ------        ------         ------      ------         -------        -------

Operating income (loss)                                       2,579          2,579          (3)         (1,771)        (1,774)
Financial income (expenses)                                     373            373           2                              2
Capital loss
                                               ------        ------         ------      ------         -------        -------

Loss before taxes                                             2,952          2,952          (1)         (1,771)        (1,772)
Income taxes benefit (expenses)                              *2,470          2,470                      (2,476)        (2,476)
Equity in results of affiliates
                                               ------        ------         ------      ------         -------        -------

Income (Loss) from discontinued operations                   $5,422         $5,422      $   (1)        $(4,247)       $(4,248)
                                               ======        ======         ======      ======         =======        =======

* In February 2008, the Company received a tax refund of $2.5 million and $373 of interest for which the Company had a full valuation in 2006.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

                                                       Year ended December 31,
                                                       -----------------------
                                                                2005
                                                                ----

                                               Leasing       Entertainment     Total
                                               -------       -------------     -----

Revenues                                       $ 2,814         $  1,171      $  3,985
Cost of revenues                                 2,497            1,905         4,402
                                               -------         --------      --------
Gross profit (loss)                                317             (734)         (417)
Selling, general and
administrative expenses                             19           10,486        10,505
Impairment of assets                                                110           110
                                               -------         --------      --------
Operating income (loss)                            298          (11,330)      (11,032)
Financial income (expenses)                       (212)             (19)         (231)
Capital loss                                    (4,774)                        (4,774)
                                               -------         --------      --------
Loss before taxes                               (4,688)         (11,349)      (16,037)
Income taxes benefit (expenses)                                   2,525         2,525
Equity in results of affiliates                                     (36)          (36)
                                               -------         --------      --------
Income (Loss) from discontinued operations     $(4,688)        $ (8,860)     $(13,548)
                                               =======         ========      ========

      During 2007 there was no income or expenses relating to the Leasing discontinued operations.

      v.    Recently issued accounting pronouncements

            FAS 157

            In September 2006, the FASB issued FAS 157, "Fair Value Measurements." This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. As applicable to ICTS, this statement will be effective as of the year beginning January 1, 2008. ICTS does not expect that the adoption of FAS 157 will have a significant impact on its financial statements.

            FAS 159

            In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to ICTS, this statement will be effective as of the year beginning January 1, 2008. ICTS does not expect that the adoption of FAS 159 will have a significant impact on its financial statements.

            EITF 07-3

            In June 2007, the FASB ratified Emerging Issues Task Force Issue 07-3, "Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" ("EITF 07- 03"). EITF 07-03 provides guidance on the capitalization of non-refundable advance payments for goods and services to be used in future research and development activities until such goods have been delivered or the related services have been performed. As applicable to ICTS, this pronouncement will be effective as of the year beginning January 1, 2008. The Company does not expect the adoption of this pronouncement to have a material effect on its consolidated financial statements.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

            FAS 141R

            In December 2007, the FASB issued FAS 141 (revised 2007) ("FAS 141R"), "Business Combinations" FAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Key changes include: acquired in process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life; fair value will be based on market participant assumptions; acquisition costs will be expensed as incurred; and restructuring costs will generally be expensed in periods after the acquisition date. Early adoption is not permitted. As applicable to ICTS this statement will be effective as of the year beginning January 1, 2009. The Company believes that the adoption of FAS 141R could have an impact on its consolidated financial statements; however, the impact would depend on the nature, terms and magnitude of acquisitions it consummates in the future.

            FAS 160

            In December 2007, the FASB issued FAS 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin 51" ("FAS 160"), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to ICTS, this statement will be effective as of the year beginning January 1, 2009. ICTS is currently evaluating the potential impact the adoption of FAS 160 would have on its consolidated financial statements.

            The Company does not believe that any other recently issued but not yet effective accounting standards, if currently applied, would have a material effect on the accompanying financial statements.

NOTE 3 - RESTRICTED CASH

                                              December 31,
                                              ------------

                                            2007       2006
                                            ----       ----

      Restricted cash (a)                  $1,795

      Other (b)                                        $665
                                           ------      ----
                                           $1,795      $665
                                           ======      ====

            (a) During 2007 the Company won a bid to provide security services to Schiphol International Airport in the Netherlands. As part of the terms it had to provide a guarantee of (euro) 1.2 million ($1.8 million as of December 31, 2007). The Company provided such guarantee and at the same time had to deposit the same amount as cash collateral security.

            (b) On December 31, 2004, management has decided to record a provision for amounts that the Company has deposited regarding its guarantees, provided as part of its investment in Bilu (a privately-held company). The provision was made based on continuing deterioration in Bilu's financial results. In May 2007, the Company was released from part of those guarantees and received back an amount of $441. In July 2007, the Company was released from an additional guarantee of $224. The provision for these amounts was recorded in other income, see note 16 (a).

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 4 - TRANSACTIONS REGARDING CERTAIN SUBSIDIARIES

            In September 2002, ICTS increased its percentage interest in Procheck International B.V. ("PI") to 100% for a cash consideration of $2,845. PI provides security services in the Netherlands at Schiphol Airport Amsterdam. The purchase price exceeded the acquired share of the fair market value of the identified net assets of PI by approximately $1,879, which was allocated to the contract with Schiphol Airport (customer relationship). This intangible asset is amortized by the straight-line method, over its estimated useful life of 10 years. During 2006 Management revaluated its previous estimation and decided to depreciate the intangible, which is included in other assets (see note 9), until the end of the contract with Schiphol, which ended on February 2008, based mainly on the high competition in the market. The total amortization for the years 2007 and 2006 was $648, compared to $188 in 2005.

            In January 2008 PI got a one-year extension for the contract with Schiphol until February 1, 2009.

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES

Composed and presented as follows:

                                                                                           December 31,
                                                                                           ------------

                                                                                         2007       2006
                                                                                         ----       ----

Investment in 28.1% (2006 - 29.5%) interest of InkSure Technologies Inc. (1)                       $  284
Investment in 50% interest in ICTS-NAS (2)                                                          2,229
Investment in 42.5% interest in Rainbow Square Entertainment LLC(3)                                    55
                                                                                        ------     ------
                                                                                           -,-     $2,568
                                                                                        ------     ------

The investments are presented in the balance sheets as follows:

Among investments                                                                                  $2,513
Among non current assets from discontinued operations                                                  55
                                                                                        ------     ------
                                                                                           -,-     $2,568
                                                                                        ======     ======

      a. (1) During the period from April to September 2002, ICTS purchased 4,106,895 shares, which represent 34.3% of InkSure Technologies Inc. ("Inksure") for a consideration of $5,986. The purchase price exceeded the fair market value of the net assets of Inksure by approximately $3,881, of which $660 was allocated to in-process R&D and was expensed immediately, and the remaining $3,221 was attributed to technology purchased and was amortized using the straight-line method over 7 years.

            As a result of a reverse merger with a non-operating public shell corporation performed by Inksure in October 2002, the Company became the shareholder of the merged quoted company (which changed its name to Inksure Technologies, Inc).

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

            Following a private placement in July 2004 in which the Company did not participate, the Company share in Inksure was reduced to 32.15%. In September 2005 Inksure completed another private placement in which ICTS did not participate and as a result of that the Company share in Inksure was reduced to 31.83%. In December 2006 the Company sold 155,000 shares of Inksure for $419, which reduced its interest in Inksure to 29.5%, and in March 2007 another 155,000 shares were sold for $295. As of December 31, 2007, ICTS holds 4,515,555 shares of Inksure, representing 28.1% of Inksure shares.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)

            The investment in Inksure is being displayed by the Equity Method. Following Inksure losses in the last years the affiliate accrued a shareholders' deficiency. The Company's participation in Inksure's losses exceeding its investment were reduced from the technology assets regarding ICTS investment in Inksure until it was totally amortized. The balance of $284 as of December 31, 2006 represents the amortized technology and the equity balance of $0. This asset was fully amortized during 2007. The market value of the investment as of December 31, 2007 was $1.9 million. As of June 1, 2008, the market value of the investment dropped to $1 million.

            The Company secured 2,157,895 shares of Inksure loans received in 2007 and 2006 from related party - see note 20(f).

            (2) In September 2002, ICTS and ICTS Europe established a joint venture, ICTS Netherlands Airport Services VOF ("NAS"), owned equally by the parties, which provided security services at Amsterdam Schiphol Airport in the Netherlands. NAS commenced operations in December 2002. In 2004 and 2003 the Company invested additional amounts in NAS of $564 and $1,399, respectively. The Company's share in profit (loss) of equity in the years ended December 31, 2007, 2006 and 2005 were $(2,003), $1,303 and $705, respectively. The joint venture declared a dividend in September 2006. ICTS's part was approximately $443. The Company recorded other comprehensive income (loss) regarding its investment of $ 32, $184 and $(122) as of December 31, 2007, 2006 and 2005, respectively.

            The investment in NAS was displayed by the Equity Method.

            The NAS contract with Schiphol expired on February 1, 2008. NAS ceased its operations at that date and is in the process of dissolving the entity. The Company does not expect to receive any proceeds for NAS, so, the Company decided to impair all its investment in NAS as of December 31, 2007, which totaled to $332.

            (3) The Company holds 42.5% in Rainbow Square Entertainment LLC ("Rainbow"), a partnership that was established in July 2003. Rainbow operates an entertainment site. Both in 2007 and 2006 the Company recorded a loss of $0, compared to a loss of $36 in 2005 regarding the share of the partnership loss. In 2007 the Company impaired $55 on its investment, as the Company does not expect any future proceeds. The balance of the investment as of December 31, 2007 is zero.

            In December 2004, the Company determined that the future cash flows from the partnership will not recover its investment, and as a result recorded an impairment loss of $419. In December 2005, the Company recorded another impairment loss of $110.

            At December 31, 2007 and 2006, the balance of this investment of $0 and $55, respectively, was included in non-current assets from discontinued operations.

            Below is summarized financial data of Inksure, Rainbow and NAS:

               Inksure:

               Balance sheet data:

                                                        December 31,
                                                        ------------
                                                     2007          2006
                                                     ----          ----

               Current assets                       $1,897        $3,599
                                                   =======       =======
               Non-current assets                   $1,025        $1,146
                                                   =======       =======
               Current liabilities                    $850          $564
                                                   =======       =======
               Long-term liabilities                $5,691        $5,518
                                                   =======       =======
               Shareholders' Deficiency            $(3,619)      $(1,337)
                                                   =======       =======

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)

               Operating results data:

                                                    Year ended December 31,
                                                    -----------------------

                                                2007         2006         2005
                                                ----         ----         ----

               Revenues                        $2,890       $2,002       $1,626
                                              =======      =======      =======
               Gross profit                    $1,782       $1,139         $842
                                              =======      =======      =======
               Net loss                       $(3,078)     $(3,112)     $(2,213)
                                              =======      =======      =======

               Rainbow:

               Balance sheet data:

                                                                December 31,
                                                                ------------

                                                             2007         2006
                                                             ----         ----
                                                                 Unaudited
                                                                 ---------

               Current assets                                 $193         $205
                                                            ======       ======
               Non-current assets                           $1,122       $1,143
                                                            ======       ======
               Current liabilities                            $199         $216
                                                            ======       ======
               Partners' capital                            $1,135       $1,133
                                                            ======       ======

               Operating results data:

                                                      Year ended December 31,
                                                      -----------------------

                                                  2007         2006         2005
                                                  ----         ----         ----

                                                            Unaudited
                                                            ---------

               Net loss                           $18          $69          $87
                                                  ===          ===          ===

               NAS:

               Balance sheet data:

                                                                December 31,
                                                                ------------

                                                             2007         2006
                                                             ----         ----

               Current assets                               $9,962      $11,762
                                                            ======      =======
               Non-current assets                              $44         $385
                                                            ======      =======
               Current liabilities                          $9,341       $7,695
                                                            ======      =======
               Shareholders' equity                           $665       $4,452
                                                            ======      =======

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANIES (continued)

               Operating results data:

                                                    Year ended December 31,
                                                    -----------------------

                                                2007         2006         2005
                                                ----         ----         ----

               Revenues                       $62,684      $57,742      $40,443
                                              =======      =======      =======
               Gross profit                      $873       $3,644      $ 3,609
                                              =======      =======      =======
               Net income (loss)              $(4,006)      $1,422      $ 1,409
                                              =======      =======      =======

NOTE 6 - OTHER RECEIVABLES AND INVESTMENTS

                                                                              December 31,
                                                                              ------------

                                                                            2007       2006
                                                                            ----       ----

Long-term deposits                                                         $   42      $ 277
Marketable securities:
Investment in 17.6% interest in PlanGraphics, Inc. (a)                                   103
Receivable from the TSA (b)                                                 2,934
                                                                           ------      -----
Total                                                                      $2,976      $ 380
                                                                           ======      =====
Gross unrealized gain (loss) on marketable securities and other investments were as follows:

Gross unrealized losses                                                       -,-      $(497)
                                                                           ======      =====

      (a)   Investment in PlanGraphics, Inc. ("PlanGraphics"):

            In January 2002, ICTS purchased 17,142,857 shares (17.6%) of common stock of PlanGraphics (formerly Integrated Spatial Information Solutions, Inc.) for $0.035 per share. PlanGraphics securities are traded on the pink sheets. The price per share as of December 31, 2007 and 2006 was $0.006 at both dates. At December 31, 2007 the Company decided to impair its investment which included the market value of PlanGraphics at December 31, 2007 of $103 and comprehensive income of $497 regarding the accumulated comprehensive losses related to PlanGraphics. Unrealized loss as of December 2006 amounted to $497.

      (b) Receivable from the TSA of $2,934 as of December 31, 2007 - see note 14(b)(3). In 2006 the receivable is shown on the balance sheet as part of the accounts receivable. At 2007 the company decided to reclass the receivable as a long-term receivable based on management's estimation that the litigation with the TSA will not be resolved during 2008.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 7 - PROPERTY AND EQUIPMENT

      a. Property and equipment from continuing operations are composed as follows:

                                                                December 31,
                                                                ------------

                                                             2007         2006
                                                             ----         ----
Cost:

Equipment and facilities                                   $ 3,659      $ 4,007
Vehicles                                                       817          801
Leasehold improvements                                         299          125
                                                           -------      -------
                                                             4,775        4,933
Less - Accumulated depreciation and amortization            (3,256)      (3,548)
                                                           -------      -------
                                                           $ 1,519      $ 1,385
                                                           =======      =======

      b. Depreciation expense from continuing operations totaled $570, $481 and $520 in 2007, 2006 and 2005, respectively. During 2007 and 2006 there was no depreciation expense from discontinued operations, compared to $2,533 in 2005.

      c. A portion of the Company's equipment is pledged as collateral for bank loans.

      d. In June 2002 equipment in the amount of $23.5 million was purchased and leased back to the seller, a related party and private Dutch company, for 7 years in an operating lease agreement (with respect to equipment in an amount of $12.5 million, the Company entered into a purchase and lease agreement that replaced a predecessor acquirer, see below). The seller had the option to buy back the assets after 5 or 7 years, at their fair value, which would have been determined by an appraiser. The Company has undertaken to repay the predecessor acquirer's liability to a bank, in an amount of $8.7 million, and issued him a promissory note. The loan was non-recourse. The note bore annual interest of Euro-Libor plus 2.05%.

            In December 2004, ICTS determined that the future cash flows from the leased equipment will not recover its investment, and as a result recorded an impairment loss of $2,247 in addition to an impairment loss of $6,042 that was recorded in 2003. The value of the equipment was based on a cash flow projection that incorporated an external appraisal of the equipment's terminal value at the option exercise date.

            In June 2005, the Company granted the lessee an option to purchase the leased equipment for an amount of $5 million plus an amount equal to the related loan balance on the exercise date, thus providing for the possibility of early termination of the leasing agreement. The option period started on June 1, 2005 and expired on September 30, 2006. As a consideration for granting the option fee the lessee was required to pay ICTS an option fee of $20 per month, which should have been deducted from the $5 million in case of exercising the option.

            In July 2005 the Company received an advance payment of $1 million on lease installments which would be deducted from the purchase price of $5 million were the option to be exercised.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 7 - PROPERTY AND EQUIPMENT (continued)

            On December 28, 2005, the lessee announced that he is interested in exercising the option. The net value of the equipment as of the purchase date was (euro)9,775 (equal to $11,554 on that date). The loss from the sale amounted to $4,774, and is included in discontinued operations in the accompanying statement of operations of that year.

      e. Equipment and facilities included an amount of $15,906 relating to the entertainment sites in Baltimore, Maryland and Atlantic City, New Jersey. The Baltimore facility started operations in June 2003. The facility in Atlantic City commenced operations in June 2004. Those locations have been closed since December 2005. See also note 2(u).

            Based on the performances of the entertainment sites, the Company's management revaluated these two facilities during 2004 and determined that their forecasted cash flows will not cover the investments. Based on their fair value that was calculated using a discounted cash flows model, the Company recognized an impairment loss and wrote off its investment in those sites in an amount of $7,691 in 2004, in addition to an impairment loss of $7,513 that was recorded in 2003.

NOTE 8 - GOODWILL

            Goodwill, which totaled $314 as of December 31, 2007 and 2006, reflects the excess of the purchase price of Procheck acquired in 2002 over the fair value of net assets.

NOTE 9 - OTHER ASSETS

      a. As of December 31, 2007, other assets were comprised of the following:

                                                     December 31, 2007                               December 31, 2006
                                                     -----------------                               -----------------

                                        Gross carrying     Accumulated     Net book     Gross carrying     Accumulated     Net book
                                            amount        amortization      value           amount        amortization      value
                                        --------------    ------------     --------     --------------    ------------     --------

Customer relationship (1)                   $1,785           $1,732          $ 53           $1,785           $1,084          $701
Rent Deposits                                   97                             97              188                            188
                                            ------           ------          ----          -------           ------          ----
                                            $1,882           $1,732          $150          $ 1,973           $1,084          $889
                                            ======           ======          ====          =======           ======          ====

            (1) Regarding the contract with Schiphol Airport, see note 1(e). Amortization expense in 2007, 2006 and 2005 totaled $648, $648 and $224, respectively.

      b.    Estimated amortization expenses for the year 2008 are $53.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 10 - SHORT-TERM BANK CREDIT

            Short-term bank credit, classified by currency and interest rates, is comprised of the following:

                                                             Interest rates as of
                                                               December 31, 2007          December 31,
                                                             --------------------         ------------

                                                                       %               2007          2006
                                                                       -               ----          ----

Short-term credit from continuing operations:
ICTS -
In dollars                                                           7.80               $281        $38
Other currencies                                                                                     45
Subsidiaries:
In dollars (a)                                                       8.35              5,662      4,833
Euros (b)                                                            7.30                680        196
Other currencies                                                     7.75                 96         20
                                                                                      ------     ------
                                                                                      $6,719     $5,132
                                                                                      ------     ------
Short-term credit from discontinued operations(c)                                        -,-       $122
                                                                                      ======     ======

      (a) On April 5, 2005, one of the Company's subsidiaries entered into a Loan and Security Agreement and established a replacement Revolving Line of Credit. The Revolver provides a borrowing base up to $8 million based on 85% of defined Eligible Accounts Receivable and 95% of required Certificates of Deposit less Letter of Credit obligations. The interest rate is one percent (1%) per annum in excess of the Prime Rate for loan balances in excess of the Libor Rate Loans. As of December 31, 2007, the restricted cash of 3.5 million held by the Company serves as other collateral on the revolving credit facility. At December 31, 2007, $5.7 million was outstanding and $1.8 million was available under the revolving credit facility for additional borrowings. The borrowing agreement also provides for a commitment guarantee of up to a maximum of $3.5 million for letters of credit and requires a per annum fee equal to 3%. The Company had letters of credit outstanding of approximately $1 million at December 31, 2007.

            Based on the revolving line of credit agreement, the subsidiary established a time deposit account, with the lender as cash collateral security. The amount bears annual interest of 4.25%. This deposit is being shown in the balance sheet as restricted cash - long term.

            On December 31, 2005, an amended agreement was signed which adjusted the minimum tangible net worth covenant, the Interest Coverage covenant and the annual Capital Expenditure Limitation covenant. In July 2006, a second amendment to the Loan and Security Agreement was executed. This amendment suspended the Interest Coverage covenant until March 31, 2007 and replaced this covenant with a Stop Loss requirement. The Stop Loss requirement was based on pre-established quarterly pre-tax net loss amounts through December 31, 2006.

            As of December 31, 2006, a third amendment to the Loan and Security Agreement was executed to give recognition to the tax expense adjustments applicable to prior year taxes made subsequent to executing the second amendment, adjusting the tangible net worth covenant amount.

            In July 2007, a fourth amendment to the Loan and Security Agreement was executed to allow the Letter of Credit to extend beyond the maturity date to October 1, 2008. On December 18, 2007, a fifth amendment was executed extending the original term from March 31, 2008 to March 31, 2009 with automatic one-year renewals at the election of either the Lender or Borrower, as well as adjusting the tangible net worth covenant amount. The Company was in compliance with all loan covenants as of December 31, 2007 and 2006. However, as of March 31, 2008, the Company was in violation of its interest coverage ratio. The bank agreed to waive this covenant violation subject to the issuance of the stand-alone financial statements. The financial statements have not been issued as of the date of the filing and the debt is classified as current.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 10 - SHORT-TERM BANK CREDIT (continued)

      (b) In November 2004, a subsidiary of the Company entered into a credit agreement with a bank. During 2006 the agreement was extended and it provided a borrowing facility of up to (euro)650 ($958 at December 31, 2007), limited to 60% of certain pledged accounts receivable. The borrowing facility is also secured by the Company guaranty and is subject to certain covenants. At December 31, 2007, $680 was outstanding and $278 was available under the credit agreement. The Company is in compliance with the covenants. In February 2008 the credit agreement was extended up to (euro)2.1 million.

      (c) The short-term credit from discontinued operations as of December 31, 2006 represented mainly a liability arising from a promissory note that was issued in connection with the purchase agreement of the Entertainment operations. The note was payable in 13 quarterly installments of $50 plus the accrued interest. During 2007 all outstanding debt was paid by the Company.

NOTE 11 - ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                                  December 31,
                                                                                  ------------

                                                                               2007         2006
                                                                               ----         ----

Relating from continuing operations:
Payroll and related liabilities                                              $ 3,013      $ 4,085
Employees' claims and related severance (a)                                    1,071        8,266
Liabilities to government institutions, including tax accrual                  9,548        5,546
Deferred income taxes (see note 17 b)                                                          42

Accrued expenses and other                                                     2,423        2,275
                                                                             -------      -------
Total accrued expenses and other liabilities from continuing operations      $16,055      $20,214
                                                                             =======      =======
Accrued expenses and other liabilities from discontinued Operations          $ 2,089      $ 1,085
                                                                             =======      =======

            (a) Employee claims and related severance as of December 31, 2006 included an amount of $7.3 million accrual for the DOL dispute - see note 1(c).During 2007 this claim was settled for $3 million, payable out of any future settlement with the TSA. As the company expects that the dispute with the TSA will not be solved during 2008, the liability was reclassified in the 2007 financials as a long-term liability, see note 12.

            (b) Regarding the loan from related party, see note 20(f).

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 12 - LONG-TERM LIABILITIES

a. Composition:

                                      Interest rate as of       December 31,
                                          December 31,          ------------
                                      ------------------
                                              2007            2007        2006
                                              ----            ----        ----

From continuing operations:
In dollars:

Banks (1)                                     5.71%          $   80     $  104
Other financial institutions (1)              8.72%             196        210
DOL (2)                                                       3,000
                                                             ------     -------
                                                              3,276        314
Less - current maturities                                      (126)       (154)
                                                             ------     -------
                                                             $3,150     $   160
                                                             ======     =======
From discontinued operations (3)                             $8,530     $10,125
Less - current maturities                                                (1,012)
                                                             ------     -------
                                                             $8,530     $ 9,113
                                                             ======     =======

      (1) The balance as of December 31, 2006 represents mainly loans that a subsidiary received to finance a purchase of operative equipment during the third quarter of 2005. This equipment was sold during 2007 and the loans were repaid. The total liability as of December 31, 2007 represents mainly new loans taken to finance the lease of operational equipment and should be paid up to 2010.

      (2)   DOL liability of $3,000 as of December 31, 2007 - see note 11(a) and note 1(c).

      (3) During 2002 two subsidiaries from the Entertainment segment signed a rent contract for 17 years. As of December 2005, the Company decided to discontinue the operations of the Entertainment segment - see note 2(u). There are two claims against the Company regarding these rent liabilities. The Company recorded a liability of the full claim amount but as the Company does not anticipate that the claims will be resolved during 2008, the whole liability is presented as a long-term liability.

b.    Regarding the loan from related party see note 20(f).

c. The total liabilities from banks and other financial institutions mature in the following years after the balance sheet date:

           2008                  $126
           2009                    90
           2010                    60
                                 ----
                                 $276
                                 ====

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

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

            Insurance policies for employees in managerial positions provide coverage for severance pay and pension liabilities of managerial personnel.

            Severance pay liabilities not covered by the pension funds are fully provided for in these consolidated financial statements, as if they were payable at each balance sheet date on an undiscounted basis, based upon the number of years of service and the most recent monthly salary (one month's salary for each year worked) of the Company's employees in Israel.

            The net expenses from accrued severance pay totaled $6, $15 and $124 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

      a.    Operating leases

            The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses from continuing operations for the years ended December 31, 2007, 2006 and 2005 were $ 1,191, $1,217, and $849, respectively. During 2005 the Company accrued for future rent. Regarding its discontinued operations, see also note 12 (3).

            Future minimum lease payments from long-term leases are as follows:

            2008                        $  697
            2009                           699
            2010                           653
            2011                           305
            2012                            78
                                        ------
                                        $2,432
                                        ======

      b.    Contingent liabilities

            1) As a result of the September 11, 2001 terrorist attacks, numerous lawsuits have commenced against Huntleigh and ICTS. Huntleigh and ICTS have been named in approximately 64 and 61 lawsuits, respectively. All of the cases were filed in the United States District Court, Southern District of New York. The cases are in their early stages with depositions having begun on September 12, 2006. The Company reviewed its security services provided at Boston's Logan International Airport, from which one of the airplanes commandeered by the terrorists departed, subsequent to September 11, 2001 for evidence of non-compliance with the policies of the Federal Aviation Administration.

                  Based on the contracts with the airlines, the Company may be indemnified by the airlines if the Company is found to have followed the procedures specified by the Federal Aviation Administration. However, if the Company is found to have violated these screening regulations, it could be liable for damages. Based on the Company's review, no evidence of non-compliance has been identified with respect to the services provided at Boston's Logan International Airport on September 11, 2001.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

                  The Company maintains an aviation insurance policy, which may provide limited coverage for liabilities that may be assessed against the Company as a result of the events of September 11, 2001. The liability under these cases may, by statute, be limited to the policy coverage. A number of personal injury cases have been settled or are in the process of being settled at no cost to the Company. Management is unable to estimate the impact of the litigation or fines, as described above. Accordingly, no provision in respect of these matters has been made.

            2) As a provider of security services, the Company faces potential liability claims in the event of any successful terrorist attempt in circumstances associated with the Company. After the September 11th terrorist attacks, the Company's insurance carriers canceled all war risk insurance policies carried by the Company.

            3) On February 17, 2002, the Company was awarded a security services contract (the "TSA Contract") by the United Stated Transportation Security Administration ("TSA") to continue to provide security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport basis to the U.S. Federal Government or November 19, 2002. In accordance with the terms of the Contract, the U.S. Federal Government provided the Company with a non-interest bearing partial payment of $26 million to be paid back on a monthly basis of $1.3 million at the beginning of every month commencing April 1, 2002. On December 31, 2002, approximately $11.7 million of the $26 million had been paid back to the TSA. No additional payments have been made back to the TSA in 2007 and 2006. As of December 31, 2006 ,the amount due from the TSA with respect to services provided under the contract aggregates $17.3 million; this amount, net of $14.3 million, the balance of the prepayment, was presented among trade receivables.

                  During 2003, the Department of Labor in the US ("DOL") finalized its audit of the Company's subsidiary concerning the pay rates used to compensate employees for services rendered pursuant to the TSA Contract. The DOL concluded that in certain instances, employees had not been paid the correct base rate, fringe benefits, vacation and holiday pay by the subsidiary. As of December 31, 2006, a liability relating to the audit of approximately $7.3 million was included in the consolidated financial statements based on the estimated maximum exposure according to the Company's legal advisors. The claim of the DOL has been settled during 2007 for $3 million payable out of any settlement with the TSA. A long-term receivable of $2.9 million and a long-term liability of $3 million are shown in the 2007 consolidated financial statements. As of the change in the liability, the Company recorded income in 2007 of $4.3 million, which reduced the cost of revenues.

                  The TSA filed a contract dispute with the Office of Dispute Resolution for Acquisition ("ODRA") in connection with Huntleigh's February 2002 contract seeking reimbursement of an alleged overpayment of principal in the amount of $59.2 million. This claim follows the lawsuit which Huntleigh has already filed against the TSA for repeated breaches of its contract with Huntleigh. Both claims are now pending in mediation.

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

                  At this stage, Management and its legal counsel are unable to estimate the final outcome of the above mentioned dispute. Accordingly, no provision has been made for this matter.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

            4) The Company has commenced an action against the U.S. Government with regard to the Fifth Amendment rights relating to the taking of its business. In December 2004 the Court denied the Government's motion to dismiss the case. A motion for reconsideration was filed by the defendant and denied. The trial for this action has been held and in March 2007 the court decided against the Company. The Company appealed the decision. In May 2008 the USA Court of Appeals for the Federal Circuit affirmed the lower court's ruling against the Company.

            5) In September 2005, Avitecture, Inc, (f/k/a Audiovisual-Washington, Inc.) ("Avitecture"), filed a Demand for Arbitration and Mediation against ITA-Atlantic City, LLC ("ITA") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated March 20, 2003, ITA owes Avitecture $222 for audio, video and control systems it provided for ITA's use in tourist attraction in Atlantic City, New Jersey, but for which Avitecture claims it has not been paid. The case was decided against the Company in an arbitration proceeding awarding Avitecture $200. The arbitrator's decision was affirmed by the Superior Court of NJ in May 2007. The Company appealed this decision. In September 2007, ITA k/a Explore Atlantic City, LLC filed bankruptcy under Chapter 7 Bankruptcy code. The Company filed a petition in bankruptcy with the court. The Appellate Court affirmed the arbitrator's ruling in February 2008. In the interim, the bankruptcy case was closed.

            6) In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against Explore Atlantic City, LLC ("Explore") with the American Arbitration Association in Somerset, NJ. The Demand for Arbitration alleges that pursuant to a written agreement dated October 28, 2003, Explore owes Turner $948 for work and/or services performed pursuant to the contract, but for which Explore has not paid Turner. In an arbitration proceeding the arbitrator awarded Turner $956 plus interest and costs, for which award was affirmed on appeal. In October 2007, Explore filed a petition of bankruptcy with the New Jersey Superior Court. The court thereafter stayed the proceedings and dismissed the action without prejudice as a result of the bankruptcy filing. To date, Turner has not moved to reinstate or reopen the case. The full amount of $948 was accrued as of December 31, 2007 and 2006.

            7) In 2005 the Company's subsidiary, ICTS USA, Inc., filed a refund claim with the Internal Revenue Service ("IRS") in the amount of $2.4 million, which was reflected on the December 31, 2005 year-end financial statements as a receivable. The Company made a demand to the IRS for the refund. Thereafter, by letter dated August 15, 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division is ongoing by a grand jury regarding possible criminal tax violations by the subsidiary for the tax years 2002 and 2003 regarding certain royalty payments made to the Company. In January 2008, the Company was advised that the current investigation was withdrawn and the Company received the refund of $2.4 million and interest of $373. The refund was presented in the 2007 financials as income from discontinued operations, see note 2(u).

            8) Two of the Company's subsidiaries have been sued by their landlord (which is the same entity for both properties) alleging breach of the respective leases. One suit is in Circuit Court for Baltimore City affecting the Company's Explore Baltimore facility, and the other is in the Superior Court of New Jersey affecting the Company's Explore Atlantic City facility. Through legally defective service, the landlord was able to obtain orders for possession of both of these locations. A petition to open the Atlantic City action has been filed and one is being prepared for the Baltimore action. In addition to seeking possession, in both cases the landlord is seeking unpaid rent for the entire term of the leases, $5,970 in Atlantic City and $4,444 in Baltimore. While a resolution of both actions is being discussed, a standstill of the proceedings is being negotiated. As of December 31, 2007 and 2006, the Company accrued $8.5 million and $10.1 million, respectively. The changes in the accruals were done based on changes in the claims against the Company and are being presented as part of the discontinued operations - see note 2(u).

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

                  The Company filed a petition in bankruptcy for each of the companies. However, the landlord was able to prevail against the Company, with respect to a guarantee given by the Company in connection to the lease in Baltimore. The Company also rendered that the landlord could proceed to prove its damages with respect to the Baltimore lease. In January 2008, the Baltimore litigation was conducted. At the end of the trial a judgment in the amount of $2.6 million was awarded in favor of the landlord. The Company has filed an appeal in its litigation to challenge the judgment on behalf of ICTS International N.V.

                  The Atlantic City litigation was reopened in state of court in January 2008 and is still ongoing.

            9) From time to time various claims against the Company, some of which are in litigation, have been alleged by former employees, mainly for wrongful termination and labor-related issues. Some of the claims are in their earlier stages and it is impossible to determine the amount of contingent liability involved, if any.

      c.    Restrictions on operations

            The Company was in dispute with Fraport A.G. International Airport Services Worldwide in relation to alleged unlawful use of the letter combination "ICTS" by the Company. Fraport initiated proceedings before the district court of Amsterdam. The principal amount claimed was (euro)57.7 million ($85 million as of December 31, 2007). This dispute has been settled during 2008 without any liability to the Company during 2008.

      d.    As to tax assessments, see note 17(g).

      e.    As to the guarantee given to Bilu Investment Ltd., see note 16(a).

NOTE 15 - FINANCIAL INCOME (EXPENSES) - NET

                                                      Year ended December 31,
                                                      -----------------------

                                                    2007       2006       2005
                                                    ----       ----       ----

From continuing operations:

Financial expenses                                $(3,537)   $(1,137)   $(1,493)
Financial income                                      325        327        203
Exchange differences - gain (loss)                   (122)        96        382
                                                  -------   --------    -------
                                                  $(3,334)  $   (714)   $  (908)
                                                  =======   ========    =======
Financial expenses from discontinued operations:
Financial expenses                                                 2       (191)
Financial income (a)                                 (373)
Exchange differences losses                                                 (40)
                                                  -------   --------    -------
                                                     (373)         2       (231)
                                                  =======   ========    =======

(a) During 2008 the company received a refund from the IRS totaling $2.8 million, of which $373 was accrued interest and $2.4 million was a refund of overpaid taxes in previous years - see note 17. The 2007 financial expenses include estimation for accrued interest expenses of $2,179 regarding possible tax exposure in the US for previous years.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 16 - OTHER INCOME (EXPENSES)

                                                      Year ended December 31,
                                                      -----------------------

                                                     2007      2006       2005
                                                     ----      ----       ----
Other income from continuing operations:

Recovery (write off) investment and guaranty
deposits related to investment in Bilu, (a)                     $665
Capital gain from investments (b)                   $ 349        576       $110
Written-off investment in Plangraphics (c)           (600)
Other                                                   5                    37
                                                     ----     ------    -------
                                                    $(246)    $1,241       $147
                                                     ====     ======    =======
Other loss from discontinued operations (d)         $ (55)       -,-    $(4,774)
                                                     ====     ======    =======

      1) Bilu is a privately-held company based in Israel. ICTS acquired the shares in that company from Rogosin Development and Holding Ltd. ("Rogosin"), which was an affiliated company of Leedan. At the time Rogosin and Leedan held another 18% interest in Bilu. ICTS has granted bank guarantees of $2,515 in respect of Bilu's obligations, of which $1,400 is on behalf of Leedan and Rogosin. To secure the bank guarantees ICTS has pledged bank deposits at the same amounts.

            As a result of continuing deterioration in the financial results of Bilu, on December 31, 2004 Management decided to write off its investment in Bilu in the amount of $227 and to fully provide for its bank guarantees in the amount of $2,515, including the guaranty share of Leedan and Rogosin as a result of their financial positions. During May and July 2007, the Company was released from its guarantee for amounts of $441 and $224, respectively, see note 3(b). Accordingly, the provision decreased to $1,850 as of December 31, 2007. The recorded provision for these guarantees is presented as a reduction to the restricted deposits that the Company has deposited at the banks where the guaranties were issued.

      b. The Company has written off several investments in the past. During 2005 an amount of $110 was paid to ICTS from two of those companies in which ICTS invested and which were completely dissolved through 2005. In January 2006 the Company sold its holding on YCD which was written off in previous years. The total gain from the sale was $224. During 2007, an additional $54 was received for the sale of an investment that was written off in the past.

            During 2007 and 2006 the Company sold 155,000 shares of Inksure each year for $295 and $419 - see note 5(a). The gain from those sales totaled $295 and $352, respectively.

      c.    Write off investment in Plangraphics - see note 6(a).

      d. In 2005 the Company sold the property it used to lease - see note 7(d). The loss from that sale amounted to $4,774. At December 2007 the Company decided to recognize a full impairment of its investment in Rainbow, totaled $55, see also note 5.

NOTE 17 - INCOME TAXES

      1) Each subsidiary of ICTS is subject to tax according to the tax rules applying with respect to its place of incorporation or residency. ICTS is incorporated under the laws of the Netherlands and is, therefore, subject to the tax laws of the Netherlands. Inter-company payments are subject to withholding taxes at varying rates according to their nature and the payer's country of incorporation or residency. As the Company has subsidiaries in different countries, each subsidiary is subject to tax according to tax rules applying in the subsidiary location.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 17 - INCOME TAXES (continued)

      b.    Deferred taxes:

            Deferred tax assets have been computed in respect of the following:

                                                                December 31,
                                                                ------------

                                                             2007          2006
                                                             ----          ----

Carry forward losses                                       $20,987       $21,603
Fixed assets                                                   (22)           44
Provision for bad debts                                        193           353
Accruals and other reserves                                    674         4,163
                                                           -------       -------
                                                            21,832        26,163
Less - valuation allowance                                  21,832        26,163
                                                           -------       -------
                                                               -,-           -,-
                                                           =======       =======

      c. Income (loss) before taxes on income and share in associated companies is comprised of the following:

                                                    Year ended December 31,
                                                    -----------------------

                                                  2007       2006        2005
                                                  ----       ----        ----

Profit (Loss) from continuing operations:
ICTS and subsidiaries in the Netherlands        $(1,764)   $   (373)   $    413
Subsidiaries outside the Netherlands             (2,771)     (8,471)     (8,872)
                                                -------    --------    --------
Loss before taxes from continuing operations    $(4,535)   $ (8,844)   $ (8,459)
                                                -------    --------    --------
From discontinued operations:
Subsidiaries in the Netherlands                                          (4,688)
Subsidiaries outside the Netherlands              2,952      (1,772)    (11,349)
                                                =======    ========    ========
Loss before taxes from discontinued operations    2,952      (1,772)    (16,037)
                                                =======    ========    ========
                                                $(1,583)   $(10,616)   $(24,496)
                                                =======    ========    ========

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 17 - INCOME TAXES (continued)

      d)    Tax benefit (expense) on income included in the income statements:

                                                       Year ended December 31,
                                                       -----------------------

                                                      2007       2006      2005
                                                      ----       ----      ----

Current taxes from continuing operations:
In the Netherlands                                  $ (261)      $(36)    $ (51)
Outside the Netherlands                                           (91)      680
Current taxes from discontinued operations                         (6)
                                                    ------    -------    ------
                                                    $ (261)     $(133)     $629
                                                    ======    =======    ======
For previous years - from continuing operations:
In the Netherlands                                      (7)       259        29
Outside the Netherlands                               (740)      (930)   (3,485)
For previous years from discontinued operations:
                                                     2,470     (2,476)    2,525
                                                    ------    -------    ------
                                                     1,723     (3,147)     (931)
                                                    ======    =======    ======
Deferred from continued operations outside
the Netherlands                                         42        (42)      440
                                                    ======    =======    ======
                                                    $1,504    $(3,322)     $138
                                                    ======    =======    ======

      e) The Company's effective income tax rate differs from the Netherlands' statutory rate of 25.5% compared to 29.6% in 2006, with respect to the following:

                                                     Year ended December 31,
                                                     -----------------------

                                                   2007       2006        2005
                                                   ----       ----        ----

Loss before taxes and equity in results of
associated companies:
From continued operations                        $(4,535)  $ (8,844)   $ (8,459)
From discontinued operations                       2,952     (1,772)    (15,926)
                                                 -------   --------    --------
Total                                            $(1,583)  $(10,616)   $(24,385)
                                                 =======   ========    ========
Statutory tax rate                                  25.5%      29.6%       31.5%
                                                 =======   ========    ========
Expected tax benefit (expense) at
statutory rate                                   $   404   $  3,142    $  7,681
Reconciliation for earnings taxed
at different rates                                  (287)       737       1,034
Disallowable expenses                              1,102       (162)     (3,686)
Non-taxable (expense) income                          75        170      (2,120)
Previous years                                     1,723        370        (671)
Changes in valuation allowance and other          (1,513)    (7,579)     (2,100)
                                                 -------   --------    --------
Income taxes (expenses) benefit                  $ 1,504   $ (3,322)   $    138
                                                 =======   ========    ========

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 17 - INCOME TAXES (continued)

Income taxes (expenses) benefits are shown as follows:

                                                      Year ended December 31,
                                                      -----------------------

                                                    2007      2006        2005
                                                    ----      ----        ----

From continuing operations                         $ (966)  $  (846)    $(2,387)
From discontinued operations                        2,470    (2,476)      2,525
                                                   ------   -------     -------
Total                                              $1,504   $(3,322)    $   138
                                                   ======   =======     =======

      f.    Carry forward tax losses

            As of December 31, 2007, the Company has carry forward tax losses in the Netherlands, in the amount of approximately $10.1 million. The carryforward tax losses in the U.S.A. amount to $10.9 million which will expire in 2025 and 2026. Utilization of such losses is limited in certain circumstances.

      g. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at January 1, 2007                         $4,790
Additions for tax positions of prior years            659
                                                   ------
Balance at December 31, 2007                       $5,449
                                                   ======

      1)    Tax assessment

            Under ongoing tax examination of the U.S subsidiaries of the Company, by the U.S tax authorities, through the years ended December 31, 2002 to 2004, the subsidiaries were required to provide information regarding their treatment of certain expenses. By letter dated August 15, 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division was ongoing by a grand jury regarding possible criminal tax violations by the subsidiary for the tax years 2002 and 2003 regarding certain royalty payment made to the Company. In 2008 the Company was advised that the criminal investigation was dismissed. However, the IRS continues with its audit for the years 2002-2004.

            Based on the issues raised and the tax authorities' position, the Company has included a provision in its accounts in an amount which, based on an opinion of its tax advisers, the Company considers being adequate to cover costs arising from the tax examination if and when it will become a tax assessment. See Note 11 for tax accrual. During 2007, the Company recorded in the selling, administrative, and general costs an expense of $1,150 for possible tax penalties resulting from the audit. The Company recorded additional $2,179 in interest expenses for possible interest that might be requested by the IRS following the result of this audit.

            In February 2008, the Company received from the IRS a refund of $2,470 plus interest of $373 regarding its discontinued operations in the previous years. This amount was withheld by the IRS because of the criminal investigation. Once the investigation was dismissed, the refund was released to the Company. This amount is shown as a current asset from discontinued operations at December 31, 2007.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 18- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

      1)    Fair market value of financial instruments

            Based on borrowing rates currently available to the Company for bank loans with similar terms and maturities, the fair market value of the Company's short-term and long-term debt from continuing operations approximates the carrying value as the interest rates are variable.

            Furthermore, the carrying value of other financial instruments potentially subject to credit risk (principally consisting of cash and cash equivalents, time deposits and marketable securities, accounts receivable, accounts payable and loans from related party) also approximates fair market value, due to the short-term nature of the instrument or its variable rate of interest.

            The Company has a long-term liability of $8.5 million from discontinued operations, see note 12(a)(3). This liability was recorded using a capitalization rate of 7.25% to show the liability at fair market value in accordance with FAS 144 and based on the claim against the company. All other short-term debt from discontinued operations approximates their carrying value.

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

            2) As of December 31, 2007 and 2006, two major customers accounted for 23% and 34% of accounts receivable from continuing operations, respectively. The TSA represented one of those customers for 2006 in the amount of approximately $3 million. This receivable has been outstanding since 2002, see note 14(2)(b)(3). In 2007 the receivable was reclassified and shown as other receivables - long term, as the issue is under litigation and Management estimates it will not be resolved during 2008.

                  For the years ended December 31, 2007, 2006 and 2005, sales to major customers (constituting 10% or more of the Company's consolidated revenues from continuing operations), derived from aviation service contracts, amounted 29%, 25% and 25% of revenues, respectively, as set forth below:

                                           Year ended December 31,
                                           -----------------------

                                          2007      2006      2005
                                          ----      ----      ----

                                        (% of consolidated revenues)
                                        ----------------------------

                  Customer A               --        13%       15%
                  Customer B               11%       --        10%
                  Customer C               18%       12%       --

      3) The Company's financial instruments that are exposed to concentrations of credit risks consist primarily of cash and cash equivalents, trade accounts receivable, short-term investments, and long-term investments (see note 6). The Company places its cash and cash equivalents and time deposits with high quality credit institutions. The Company provides normal trade credit, in the ordinary course of business, to its customers. Based on past experience and the identity of its current customers, the Company believes that its net accounts receivable exposure is limited.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 18- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

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

NOTE 19 - SEGMENT INFORMATION

      The Company adopted FAS 131, which establishes disclosure and reporting requirements for segments. Until December 2005 the Company had three operating segments: Aviation, Leasing and Entertainment. In December 2005, the Company decided to discontinue its activities on the Leasing and the Entertainment segments. As a result of that the Company has today only one business segment - Aviation.

      a. Geographical information Following is a summary of revenues and long-lived assets by geographical areas:

            1) Revenues - classified by country in which the services were rendered:

                                              Year ended December 31,
                                              -----------------------

                                          2007         2006         2005
                                          ----         ----         ----
From continuing operations:

USA                                     $46,745      $46,844      $48,313
The Netherlands                           7,619        7,200        6,319
France                                    4,750        3,406
Other                                     5,666        3,341        3,081
                                        -------      -------      -------
Total                                   $64,780      $60,791      $57,713
                                        =======      =======      =======
From discontinued operations:

USA                                                               $ 1,171
The Netherlands                                                     2,814
                                        -------      -------      -------
                                            -.-          -,-      $ 3,985
                                        =======      =======      =======

            2) The Company's long-lived assets, net of accumulated depreciation, are located in the following geographical areas:

                                                                December 31,
                                                                ------------

                                                               2007       2006
                                                               ----       ----

            Long lives assets from continuing operations:

            USA                                               $  689     $  724
            The Netherlands                                      434         43
            France                                                40         58
            Other                                                356        560
                                                              ------     ------
                                                              $1,519     $1,385
                                                              ======     ======

      b.    As to the Company's major customers, see note 18(b) (2).

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 20 - RELATED PARTIES - TRANSACTIONS AND BALANCES

      a.    Revenues from, and expenses to, related parties:

                                                       Year ended December 31,
                                                       -----------------------

                                                      2007      2006      2005
                                                      ----      ----      ----

Cost of revenues                                       $109    $  (9)    $   89
                                                     ======    =====     ======
Selling, general and administrative expense            $311    $ 485     $  524
                                                     ======    =====     ======
Includes compensation payments and services provided to the Company by related parties

Financial expenses, see (f) below                      $293    $ 113     $ (320)
                                                     ======    =====     ======
Other (income) expenses, see (d) and (g) below                 $(665)    $4,775
                                                     ======    =====     ======
Share in losses of associated companies:

From continuing operations                           $2,479    $ 132     $  486
From discontinued operations (h)                         55                  36
                                                     ------    -----     ------
                                                     $2,534    $ 132     $  522
                                                     ======    =====     ======

      b.    Balances with related parties:

                                                                 December 31,
                                                                 ------------

                                                                2007      2006
                                                                ----      ----

Restricted cash, see (c) below                                             $665
                                                                         ======
Other current assets                                              $14
                                                               ======
Accrued expenses and other liabilities                           $366
                                                               ======
Liabilities from discontinued operations, see note 2(u)                    $122
                                                                         ======
Loans from related party                                       $6,528    $2,652
                                                               ======    ======

      c. As to guarantees issued to Bilu on behalf of related parties (Leedan and Rogosin) in the amount of $1,400, and not exercising them in 2004 and the release of the $665 from these guarantees in 2006 see note 3(b) and note 16(a).

      d. As to the selling of the lease equipment in 2005 in the amount of $5 million in cash plus an amount equal to the related loan balance on the exercise date ($2.1 million on the exercise date), and a loss of $4,775, see notes 7(d) and note 2(u).

      e. In July 2005, the Company signed an agreement with a related party to sell its rights of ownership in the long-term deposit "China Dragon" in an amount of $5,731 as of the sale date and to transfer the related long-term loan in an amount of $4,214 as of the sale date which was received as part of an arrangement with a bank, for consideration of $1.2 million. The loss from the selling amounted to $317 and is included in financial income (expenses) in the accompanying statement of operations.

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 20 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued)

      f. As of December 31, 2007 and 2006 the company received loans in an aggregate amount of $6,528 and $2,652, respectively, from a related party, indirectly through a significant shareholder as bridging finance. These loans are evidenced by a secured Promissory Note. All loans and accrued interest were due no later then April 1, 2008. Interest accrues at prime rate plus 1.5 percent and the obligations were secured by the pledge of 2,157,895 shares of common stock of Inksure Technologies Inc - see note 5(a)(1). The loans were, at the option of the lender, convertible into the company's common stock at a price of $3.50 per share. During 2008 the Company extended the agreement for two additional years up to April 1, 2010, see note 23(b).

      g. Following structural changes and continuous losses in Demco, a 100% held subsidiary, it was decided to transfer the projects of Demco to Amesco Emergency and Security Solutions, a company owned by a related party, as a subcontractor. Amesco will pay commissions to Demco based on the contracts it will operate until 2010. Total net loss for 2007 was $210.

      h.    As to the impairment of Rainbow, see note 5(a)(3).

NOTE 21 - LOSSES PER SHARE

The following table presents the data used for computation of basic and diluted losses per share:

                                                                      Year ended December 31,
                                                                      -----------------------

                                                               2007            2006            2005
                                                               ----            ----            ----

Basic:
Net loss from continuing operations                           $(7,980)        $(9,822)       $(11,332)
                                                            =========       =========       =========
Net Profit (loss) from discontinued operations                 $5,422         $(4,248)       $(13,548)
                                                            =========       =========       =========

Net Loss for the year                                         $(2,558)       $(14,070)       $(24,880)

Weighted average shares of common stock outstanding         6,528,100       6,528,100       6,528,100
                                                            =========       =========       =========
Diluted:
Net loss from continuing operations                           $(7,980)        $(9,822)       $(11,332)
                                                            =========       =========       =========
Net Profit (loss) from discontinued operations                 $5,422         $(4,248)       $(13,548)
                                                            =========       =========       =========

Net Loss for the year                                         $(2,558)       $(14,070)       $(24,880)

Weighted average shares of common stock outstanding         6,528,100       6,528,100       6,528,100
                                                            =========       =========       =========

NOTE 22 - STOCK OPTIONS

            In 1999 ICTS adopted a share option plan and reserved 600,000 common shares for issuance under the plan.

            On October 28, 2004 the Compensation Committee approved the "2005 Equity Incentive Plan," the plan was ratified in November 2004 by the Supervisory Board and Management Board. In February 2005 a special meeting of shareholders adopted the proposal. Under this plan the Company reserved 1,500,000 common shares for issuance.

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

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 22 - STOCK OPTIONS (continued)

            Pursuant to the above plans, the Company reserved for the issuance a total of 2,100,000 common shares, out of which as of December 31, 2007, 377,000 options are still available for future grant.

            As of December 31, 2007, 1,723,000 options are outstanding, all of which have been granted to directors and executive officers of the Company, at exercise prices ranging from $1.00 to $1.35 per share. These options vest over various terms ranging from immediately to three years. Outstanding options expire at various times, but not later than October 2011. For anti-dilutive options, see note 2(n)(2).

            The options granted under the Company's plans are exercisable for the purchase of shares as follows:

                                                             December 31,
                                                             ------------

                                                          2007          2006
                                                          ----          ----

                  At balance sheet date                 1,530,333     1,261,833
                  During the first year thereafter        192,667       446,000
                  During the second year thereafter                     212,667
                                                        ---------     ---------
                                                        1,723,000     1,920,500
                                                        =========     =========

A summary of the status of the plans as of December 31, 2007, 2006 and 2005 and changes during the year ended on those dates is presented below:

                                                                   Year ended December 31,
                                                                   -----------------------

                                           2007                            2006                            2005
                                           ----                            ----                            ----

                                                  Weighted                        Weighted                        Weighted
                                    Number of      average          Number of      average          Number of      average
                                      options     exercise            options     exercise            options     exercise
                               (in thousands)        price     (in thousands)        price     (in thousands)        price
                               --------------     --------     --------------     --------     --------------     --------

                                                         $                               $                               $
                                                         -                               -                               -

Options outstanding
at the beginning of year                1,920         1.33              1,082         1.58              1,113         1.68
Changes during the year:
Granted                                                                   838         1.00
Exercised or bought
by the Company
Forfeited and cancelled                  (197)        2.49                                                (31)        5.17
                                        -----         ----              -----         ----                ---         ----
Options outstanding at the
end of year                             1,723         1.19              1,920         1.33              1,082         1.58
                                        =====         ====              =====         ====                ===         ====
Options exercisable at the
end of year                             1,530         1.22              1,262         1.43                616         1.75
                                        =====         ====              =====         ====                ===         ====

The options outstanding as of December 31, 2007 have been separated into ranges of exercise price as follows:

                                                                         Options          Weighted
                    Options            Weighted                        exercisable         average
                  outstanding           average        Weighted           as of           exercise
                     as of             remaining        average       December 31,        price of
Exercise       December 31, 2007      contractual      exercise           2007           exercisable
  price         (in thousands)           life            price       (in thousands)        options
--------       -----------------      -----------      --------      --------------      -----------
    $                                    Years             $                                  $
--------                                 -----         --------                          -----------
  1.00                778                  4             1.00               585             1.00
  1.35                945                  2             1.35               945             1.35

                     -----                               ----             -----             ----
                     1,723                               1.19             1,530             1.22
                     =====                               ====             =====             ====

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

NOTE 23 - SUBSEQUENT EVENTS

      a) The Company has commenced an action against the U.S. Government with regard to the Fifth Amendment rights relating to the taking of its business, see note 14(b)(4). The trial for this action has been held and the court has decided in March 2007 against the Company. The Company appealed the decision and at May 2008 the US Court of appeals has affirmed the lower court's ruling against the company.

      b) Loans and accrued interest from related parties at June 30, 2008 amounted to $6.3 million. During 2008 the terms of the loan with related party were extended for 2 years up to April 1, 2010. Based on the new agreement as collateral on the loan, 26% of the shares of I-SEC International Security B.V. a wholly owned subsidiary of the Company was pledged to the related party. In addition, the loan is convertible to the Company's shares at a price of $2.75, see also note 20(f).

      c) In February 2008 the credit agreement of (euro)650 was extended up to (euro)2,100. According to the agreement, this credit line can include the necessary amount of (euro)1.2 million for the guarantee to Schiphol, see note 3(a). As a result of that, the restricted cash of (euro)1.2 million as of December 31, 2007 was used by the Company for its daily operations and to repay part of the loan to related party, see also note 10(b).

      d) Regarding the legal developments during 2008 in the claims regarding the Entertainment sites' rent, see note 14(b)(8).

      e) Regarding the settlement with Fraport A.G International Airport Services, see note 14(c).

      f) In February 2008, ICTS, through its subsidiary, extended materially the services it provides to Schiphol International Airport, see note 1(e).

                             ICTS INTERNATIONAL N.V.
                          NOTES TO FINANCIAL STATEMENTS
                               (US $ in thousands)

                  Schedule - Valuation and Qualifying Accounts

------------------------------------------------------------------------------------------------------------------------------------
                        Allowance for
                     doubtful accounts,
                        Balance as of      Additions charged to        Additions -             Deductions -             Balance as
                         January 01         costs and expenses      bad debts recovered    write offs of bad debts    of December 31
------------------------------------------------------------------------------------------------------------------------------------
   Year ended               2,708                   600                     202                    (2,273)                 1,237
December 31, 2005

------------------------------------------------------------------------------------------------------------------------------------
   Year ended               1,237                                            21                      (264)                   994
December 31, 2006

------------------------------------------------------------------------------------------------------------------------------------
   Year ended                 994                  (299)                                             (188)                   507
December 31, 2007

------------------------------------------------------------------------------------------------------------------------------------