Form 20-F
period 2008-12-31
ICTS INTERNATIONAL N V
filed 2009-06-26
CIK 1010134

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

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

                         COMMISSION FILE NUMBER 0-28542

                            ICTS INTERNATIONAL, N.V.
 -----------------------------------------------------------------------------
             (Exact Name of Registrant as specified in its charter)

                                 Not Applicable
 -----------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                 The Netherlands
 -----------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
 -----------------------------------------------------------------------------
                    (Address of principal executive offices)

                        Avraham Dan, Tel: +31-20-3471077,
                 Email: dan@ictsusa.com, Address: Same as above
 -----------------------------------------------------------------------------
                (Name, Telephone, E-mail and/or Facsimile number
                     and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: None

Name of each exchange on which registered: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                  Common Shares, par value 0.45 Euro per share
 -----------------------------------------------------------------------------
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None
-----------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 6,528,100
        ---------

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

                                                           YES [X]     NO [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (ss.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Part II
-------
Item 13           Defaults, Dividend Arrearages and Delinquencies
Item 14 Material Modifications to the Rights of Security Holders and the Use of Proceed
Item 15           Controls and Procedures
Item 16A          Audit Committee Financial Expert
Item 16B          Code of Ethics
Item 16C          Principal Accountant Fees and Services
Item 16D          Exceptions from Listing Standards for Audit Committees
Item 16G          Corporate Governance

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

      Selected Financial Data

      Selected data set forth below have been derived from ICTS Consolidated Financial Statements which have been prepared in accordance with U.S. GAAP. The Selected Consolidated Financial Data set forth below should be read in conjunction with Item 5 Operating and Financial Review and ICTS Consolidated Financial Statements and the Notes to those financial statements included in
Item 18 in this Annual Report.

      The data reflects the results of  operations  and net assets of continuing
operations,   while  details  of  the  discontinued   operations  are  presented
separately.

                                       (U.S Dollars in thousands)
-----------------------------------------------------------------------------
Continuing Operations          2008        2007      2006      2005     2004
---------------------         -------     ------    ------    ------   ------
Cash and cash equivalents     $ 3,750     $2,095    $1,743    $5,927   $3,224
Current Assets                 16,571     15,771    17,444    24,962   23,529
Total Assets                   25,396     24,230    26,425    31,676   37,507
Current Liabilities            29,971     28,216    29,249    25,435   20,395
Shareholders Equity
    (Deficiency)              (22,965)   (20,610)  (19,002)   (5,148)  21,506
-----------------------------------------------------------------------------

Discontinued Operations
-----------------------
Total Assets                      --      $2,873      $130      $537  $17,455
Total Liabilities              9,174      10,619    13,441    11,424    8,786
-----------------------------------------------------------------------------

Selected Financial Data Statement of Operations

      The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2008, 2007, 2006, 2005, and 2004:

                                                                  (U.S Dollars in thousands except per share data)
                                                                               Year ended December 31,
                                                            -------------------------------------------------------------
                                                               2008         2007         2006         2005         2004
                                                            ---------    ---------    ---------    ---------    ---------
Revenues                                                      $98,809      $64,780      $60,791      $57,713      $57,993
Cost of revenues                                               85,107       52,397       55,284       53,721       52,825
                                                            ---------    ---------    ---------    ---------    ---------
GROSS PROFIT                                                   13,702       12,383        5,507        3,992        5,168
Selling, General and administrative expenses                   15,341       13,338       14,878       11,690       12,201
                                                            ---------    ---------    ---------    ---------    ---------
OPERATING LOSS                                                 (1,639)        (955)      (9,371)      (7,698)      (7,033)
Other income (expense), net                                      (856)      (3,580)         527         (761)      (3,359)
                                                            ---------    ---------    ---------    ---------    ---------
LOSS BEFORE EQUITY LOSS FROM INVESTMENTS IN
AFFILIATES AND INCOME TAXES                                    (2,495)      (4,535)      (8,844)      (8,459)     (10,392)

Equity loss from investments in affiliates                                  (2,479)        (132)        (486)      (1,625)

Income taxes benefits (expenses)                                 (402)        (966)        (846)      (2,387)       1,529
                                                            ---------    ---------    ---------    ---------    ---------
LOSS FROM CONTINUING OPERATIONS                                (2,897)      (7,980)      (9,822)     (11,332)     (10,488)

Income (loss) from discontinued operations,
  net of income tax benefit (expense) of
  $(2), $2,470, $(2,476), $2,525 and
  $1,655 in 2008, 2007, 2006, 2005 and
  2004, respectively                                              928        5,422       (4,248)     (13,548)     (15,474)
                                                            ---------    ---------    ---------    ---------    ---------

NET LOSS                                                       (1,969)      (2,558)     (14,070)     (24,880)     (25,962)
                                                            =========    =========    =========    =========    =========

NET INCOME (LOSS) PER SHARE, BASIC AND DILUTED:
Continuing Operations                                          $(0.44)      $(1.22)      $(1.51)      $(1.74)      $(1.61)
Discontinuing Operations                                         0.14         0.83        (0.65)       (2.07)       (2.37)
                                                            =========    =========    =========    =========    =========
Net Loss per share                                             $(0.30)      $(0.39)      $(2.16)      $(3.81)      $(3.98)
                                                            =========    =========    =========    =========    =========
Weighted average number of shares outstanding               6,528,100    6,528,100    6,528,100    6,528,100    6,524,250
                                                            =========    =========    =========    =========    =========

COMPREHENSIVE LOSS
Net loss                                                       (1,969)      (2,558)     (14,070)     (24,880)     (25,962)
Translation adjustment                                           (487)          80         (399)      (1,560)       1,043
Unrealized gain (loss) on marketable
  equity securities                                                            497          104         (214)        (616)
                                                            ---------    ---------    ---------    ---------    ---------
                                                                 (487)         577         (295)      (1,774)         427
                                                            ---------    ---------    ---------    ---------    ---------
Comprehensive loss                                            $(2,456)     $(1,981)    $(14,365)    $(26,654)    $(25,535)
                                                            =========    =========    =========    =========    =========

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

      One major event in 2001 and early 2002 significantly changed our business operations: the passage of the Aviation and Transportation Security Act (the "Security Act") by the United States Congress in response to the terrorist attacks on September 11, 2001, pursuant to which the Federal Government through the United States Transportation Security Administration ("TSA") took over aviation security services in the U.S. in November 2002. As a result of this event, we have limited aviation security operations in the U.S.

      If we are unable to increase revenues from aviation security services, our financial condition and results of operations will be adversely materially affected.

      In February 2002, we entered into an aviation security services contract with the TSA to continue to provide aviation security services in all of our current airport locations at that time until the earlier of either the completed transition of these security services on an airport by airport basis to the U.S. Federal Government or November 2002.

      In connection with payments made by the TSA to Huntleigh USA Corporation Inc. ("Huntleigh"), a wholly owned subsidiary of the Company, for aviation security services provided in 2002, the Defense Contract Management Agency has indicated that it believes that Huntleigh should not have been paid on a fixed price basis as believed by Huntleigh, but on an actual costs plus basis, what the TSA would consider a reasonable profit. On that later basis, Huntleigh may be required to repay to the TSA the difference between such amount and the actual amounts paid to it. Huntleigh, however, has various claims for additional amounts it considers are due to it for the services provided to the TSA.

      If the TSA will claim such difference from Huntleigh and will prevail in all of its contentions, and none of Huntleigh's claims will be recognized, then the Company may suffer a loss in an amount of approximately $59.2 million. The Company is engaged in litigation with the FAA/TSA. No provisions have been made by the Company with respect to the above potential claims.

      If we are unsuccessful in resolving our disagreements with the TSA, there may be a significant material adverse effect on our financial condition.

      Potential liability claims

      As a result of the September 11th terrorist attacks, numerous lawsuits have been commenced against us and our U.S. subsidiary. The cases arise out of airport security services provided for United Flight 175 out of Logan Airport in Boston, Massachusetts which crashed into the World Trade Center. The outcome of these cases is uncertain. If there is an adverse outcome with respect to any of these claims which is not covered by insurance, then there may be a significant adverse impact on us.

      Losses in recent years

      We incurred net losses of approximately $2.0, $2.6, $14.1, $24.9 and $26.0 million in 2008, 2007, 2006, 2005 and 2004 respectively. We cannot assure you that we can achieve profitability. The losses were accompanied by net cash provided by (used in) operating activities of $3.9, $(3.6), $(7.6), $(5.2) and $(1.2) million in 2008, 2007, 2006, 2005 and 2004, respectively, and at December 31, 2008 the Company had a working capital deficiency of $15.3 million and negative equity of $23.0 million. If we do not achieve new service contracts and profitability, the viability of our company will be in question and our share price will likely decline.

      Auditors' going concern opinion

      In their report, our auditors have expressed an opinion that there is substantial doubt about our ability to continue as a going concern. As discussed in the accompanying audited financial statements at the year ended

December 31, 2008, the Company had a total loss of $2.0 million, a net working capital deficiency of $15.3 million and shareholders' deficiency of $23.0 million.

      Loans from principal stockholder

      Our financing activities have consisted primarily of loans from our principal stockholder. We do not have any other continual commitments or identified sources of additional capital from third parties. There is no assurance that our principal stockholder will continue making loans to us and even if loans are made, there is no assurance that the terms will be favorable to the Company.

      IRS Audit

      The Company's U.S. subsidiary, ICTS USA, Inc and Subsidiaries, has undergone an examination by the IRS for the years ended December 31, 2004, 2003 & 2002. The IRS has proposed a number of adjustments that collectively result in an assessed tax liability and penalties of more than approximately $7.3 million plus interest. Management is vigorously contesting the proposed adjustments, and has filed a "Protest" with the IRS. This matter will be heard by the Appellate Division of the IRS, at which time management will have an opportunity to present its position on the various issues raised at the examination level. Management has provided for possible tax liabilities resulting from this examination in its financial statements presented herein.

      Key personnel

      Our success will largely depend on the services of our senior management and executive personnel. The loss of the services of one or more of such key personnel could have a adverse impact on our operations. Our success will also be dependent upon our ability to hire and retain additional qualified executive personnel. We cannot assure you that we will be able to attract, assimilate and retain personnel with the attributes necessary to execute our strategy. We cannot assure you that one or more of our executives will not leave our employment and either work for a competitor or otherwise compete with us.

      Major customers

      Our contracts with airports or airlines may be canceled or not renewed.

      Our revenues are primarily provided from services pursuant to contracts, which are cancelable on short notice at any time, with or without cause. We cannot assure you that an existing client will decide not to terminate us or fail to renew a contract. In addition consolidation in the airline industry could also result in a loss of customers. Any such termination or failure to renew a contract with us could have a material adverse effect on our results of operations and financial condition. There is a material contract that will expire in 2010 and the Company is in the process of negotiations to renew the contract. If the negotiations will not be in the Company's favor it will have a material adverse effect on the Company's financial results.

      If our relationship with our major customers is impaired, then there may be a material adverse affect on our results of operations and financial condition. Our major customers consist of the major airlines servicing the United States. Currently our customers' financial results have suffered because of the economic slowdown which affected our situation as service provider. The airline industry continues to encounter financial difficulties and this may have a material adverse impact on our business.

      Development of new Technology

      As part of our technology business strategy, we develop technological solutions and systems for the aviation security industry, develop security activities other than aviation security, and seek other revenue producing businesses and business opportunities.

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

      We compete in a highly competitive industry and our competitors may be more successful in developing new technology and achieving market acceptance of their products.

      Competition

      Competition  in  the  aviation   security  industry  as  well  as  in  the
non-security related aviation services industry is intense. Many of our competitors have greater financial, technical and marketing resources. We expect that our competitors will develop and market alternative systems and technologies that may have greater functionality or be more cost effective than the services we provide or the systems that we may develop. If our competitors develop such systems we may not be able to successfully market our systems. Even if we are able to develop systems with greater functionality which are more cost effective than those developed by our competitors, we may not be able to achieve market acceptance of our systems.

      Governmental regulation

      The aviation security industry is subject to extensive governmental regulation, the impact of which is difficult to predict.

      The Security Act has had a significant negative impact on our aviation security business in the USA. In addition, our ability to successfully market new systems will be dependent upon government regulations over which we have no control. Any existing or new regulation may cause us to incur increased expenses or impose substantial liability upon us. The likelihood of such new legislation is difficult to predict. During 2007 the TSA took over part of Huntleigh's business regarding the ticket checkers. Annual loss of revenues due to the business taking was approximately $5 million.

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

      Licenses for operations

      A license to operate is required from the airport authority in the airports in which we currently operate. The loss of, or failure to obtain, a license to operate in one or more of such airports could result in the loss of, or the inability to compete for, contracts in the airports in which we have licenses.

      Litigation

      We are currently a defendant in several significant lawsuits, the loss of which could have a material adverse effect on the Company.

      Currency risk

      Part of our income is derived in foreign countries. We generally retain our income in local currency at the location the funds are received. Since our financial statements are presented in United States dollars, any significant fluctuation in the currency exchange rate between such currency and the United States dollar would affect our results of operations and our financial condition.

      Limitations in price share

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

      Main shareholders activities

      As of December 31, 2008, there are three main shareholders in the Company, which own together approximately 78.2% of our shares (excluding options and conversion rights). Their interests could conflict with yours; significant sales of shares held by them could have a negative effect on our stock price.

      Mr. Menachem Atzmon, a director and chairman of the board of the Company, as a representative of the Atzmon Family Trust, owns or controls approximately 56% of our issued and outstanding common stock (excluding options and conversion rights). As a result of such ownership, and/or control, the Atzmon Family Trust is able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control.

      Dividends

      We cannot assure you that any dividends will be declared or paid on our common stock.

      Laws in the Netherlands

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

      In this regard, the general meeting of shareholders has authorized our Supervisory Board to issue any authorized and unissued shares at any time up to five years from December 17, 2008, the date of such authorization, and has authorized the Supervisory Board to exclude or limit shareholder preemptive rights with respect to any issuance of common shares prior to such date. Such authorizations may be renewed by the general meeting of shareholders from time to time, for up to five years at a time. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of directors of a surviving company may resolve to legally merge the company). Shareholders do not have preemptive rights with respect to shares which are issued against payment other than in cash.

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

      U.S. judgments may not be enforceable in the Netherlands

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

Item 4. Information on the Company

      History and Development of the Company

      Unless the context indicates otherwise, all references herein to the "Company" or "ICTS" include ICTS International N.V., and its subsidiaries.

      Aviation Security Business

      ICTS is a public limited liability company organized under the laws of The Netherlands in 1992. ICTS's offices are located at Biesbosch 225, 1181 JC Amstelveen, The Netherlands and its telephone number is +31-20-347-1077.

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

      As of January 1, 1999, the Company acquired 80% of the issued and outstanding capital stock of Huntleigh and in January 2001 the Company exercised its option to acquire the remaining 20% making Huntleigh a wholly owned subsidiary. Huntleigh is a provider of aviation services and limited security services in the United States.

      In the wake of the events which occurred on September 11, 2001, the Federal Government of the United States, in November, 2001, enacted the Aviation and Transportation Security Act (the "Security Act") Public Law 107-71. Under the Security Act, entities may provide aviation security services in the United States only if they are owned and controlled at least 75% by U.S. citizens. As a company organized under the laws of the Netherlands, ICTS is not able to comply with the ownership requirements under the Security Act. The Security Act is administered through the TSA.

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

      Since 2005, the company re-entered the aviation security business in Europe by signing contracts with U.S. certain carriers. Following these contracts I-SEC established new subsidiaries throughout Europe and the Far East, in the Netherlands, France, England, Spain, Hungary, Germany, Japan and other countries.

      Leasing Business

      In the second quarter of 2002, the Company purchased equipment and leased it back to the sellers, an affiliated private Dutch company.

      In June 2005, the company granted the lessee an option to purchase the equipment for an amount of $5 million, plus an amount equal to a related loan balance. The option was exercised in December 2005, and by that time the leasing activities of the company were terminated.

      Entertainment Business

      On December 23, 2003, the Company, through wholly owned subsidiaries, purchased from ITA International Tourist Attractions, Ltd., ("ITA") certain assets owned by ITA and used by it in the development, establishment and operation of motion-based entertainment theaters. The assets purchased consist primarily of intangible property and certain equipment. ITA was a company in which a principal shareholder of the Company, at the time, owned in the aggregate in excess of 50% of the shares.

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

      In 2005 the Company decided to cease its operations in the entertainment business. In early 2006, the Company closed its motion-based entertainment theater in Baltimore, MD and its multi-experience motion-based entertainment theater in Atlantic City, NJ. The Company is also a partner (42.5%) in a movie-based entertainment facility in Niagara Falls, NY.

      Business Overview

      General

      ICTS specializes in the provision of aviation security services. Following the taking of its aviation security business in the United States by the TSA in 2002, ICTS through its subsidiary Huntleigh engages primarily in non-security related activities in the USA.

      ICTS, through I-SEC International Security B.V. ("I-SEC"), supplies aviation security services at airports in Europe and the Far East.

      In addition, ICTS develops technological systems and solutions for the following markets: aviation and non - aviation security, banking and other markets.

      Business Strategy

      ICTS is currently pursuing the following business strategy:

      Developing Security Related Technology

      ICTS is focusing on developing security systems and technology for the aviation security and non-aviation security markets. ICTS is using the know-how and expertise it has acquired in the provision of enhanced aviation security services to develop such security systems and technology.

      Aviation Security Operations in Europe

      ICTS, through I-SEC, supplies aviation security at airports, airlines and governments in Europe and the far east. During 2008, I-SEC was contracted to provide and extend the security services it provides to Schiphol Airport in Amsterdam ("Schiphol"). The contract is for a period of five years.

      ICTS NAS, a partnership in which ICTS held 50% interest, had one contract serving Schiphol which expired in February 2008. ICTS NAS is being liquidated.

      U.S. Operations

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

      Following the sale, ICTS primarily provided advanced passenger-screening services in The Netherlands and Russia. With its reentry into the aviation security market, I-SEC is offering the same types of services as those listed above to interested clients, as well as additional, new services. The Company has completed the initial phase of its re-entry and penetration into the international aviation security market. This phase, executed in parallel to the expansion of the Company's existing operations in The Netherlands and in Russia, includes the establishment of subsidiaries and the provision of services at international airports in London, UK; Paris, France; Barcelona, Spain; Budapest, Hungary; Edinburgh, Scotland, Narita, Japan and others. I-SEC is supplying a range of aviation security services and implementing state-of-the-art technologies at these locations within the framework of long-term contracts signed with various airlines. Following this recent expansion, I-SEC is providing services at a total of 13 locations.

      Consulting, Auditing and Training

      ICTS, through I-SEC, provides consulting services to airlines and airports. ICTS recommends the adoption of specified security procedures, develops recruitment and training programs for clients to hire necessary security personnel and works with airport authorities to ensure that they comply with applicable local requirements. The Company trains airline employees to screen passengers and to perform other security measures through extensive courses and written training manuals.

      Services Offered in the United States. Prior to the enactment of the Security Act, Huntleigh was one of the leading providers of security and non-security aviation services in the United States. Huntleigh currently provides limited aviation security services and other separate services at approximately 30 airports in 23 states.

      The  limited  security  services   provided  by  Huntleigh   involves  the
following:

            o     Charter  Flight   Screening  for  Airlines  -  which  includes
                  security check of passengers' body and carry-on items.

            o Cargo Security Screening - for some international and domestic carriers.

            o Aircraft Search - Search of the entire aircraft to detect dangerous objects.

      Each of the non-security services involves one of the following specific job classifications:

      Agent Services For Airlines

      Agent services include: passenger service, ground handling, vendor behind counters and baggage service. Although an agent is a Huntleigh employee, the employee is considered a representative of specific airlines.

      Guard Services

      Guard services involve guarding secured areas, including aircraft.

      Maintenance

      Huntleigh provides workers that maintain equipment in airports.

      Queue Monitors

      Huntleigh   provide  queue  monitors   assisting   passengers  before  the
checkpoint.

      Aircraft Cleaning

      Huntleigh provides employees who perform interior aircraft cleaning services.

      Janitorial

      Huntleigh provides to airline airport offices, airline terminal areas, airline gates, etc. cleaning (janitorial) services.

      Ramp Services

      Ramp services include:

            o directing the aircraft into the arrival gate and from the departure gate

            o     cleaning the aircraft

            o     conducting cabin searches

            o     stocking supplies

            o     de-icing the aircraft and

            o moving luggage from one airplane to the baggage room and vice versa.

      Shuttle Service

      Huntleigh shuttles airline crews from their hotels to the aircraft back and forth in airports.

      Skycap Services Provider

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

      Baggage Handling Services

      Huntleigh provides employees who move passengers' baggage from the check-in counter to screening machines and/or vice versa, as well as moving oversized baggage from check-in to appropriate bag belts.

      Technological Systems and Solutions

      APS

      The accumulated know-how and expertise of ICTS in the implementation of computer-based processors for advanced passenger screening enabled ICTS to develop its APS technology and system. The APS system is an automated computerized system that enables the pre-departure analysis of passenger information and is designed to screen airline passengers in a faster and more efficient manner.

      I-BOX

      I-BOX, a unique technological platform developed by the Company, comprises one of the main contributors to operational efficiency of the Company and is being used as part of our aviation security systems. It is an advanced mobile unit that can be implemented with multiple choices of software packages. The I-BOX systems provides an unparalleled level of performance while reducing processing times to a minimum, thus eliminating related delays and avoiding inconvenience to the passengers. The I-BOX system has been deployed successfully in various locations around the world, providing our customers with enhanced security operations.

      Travel Documents Check

      Travel DocCheck (TDC) is the travel industry's most reliable and easy to operate system for automated clearing of travel document compliance. It verifies that the passengers' travel documents fully comply with the requirements of countries of destination and transit prior to embarkation, and also facilitates the detection of forged travel documents. Automated Travel Check enhances the level of security, assists in combating illegal immigration and reduces or mitigates associated civil penalties for airlines.

      Identity Document Authentication and Management System (FDI)

      FDI is designed to speed-up client authentication and capture/retrieve document data and images. FDI is a fully automated, easy to operate, front-end client enrollment system.

Key features:

      o     Full page document scanning (automated or push-button)

      o     Hi-resolution document imaging

      o     Photograph extraction

      o     Full content extraction

      o Multi-layer identity authentication (performance enabled by client hardware capabilities)

      o     Simple indications

      o Ability to investigate alerts, carry out manual double-checks and investigate template and watch-list libraries

      FDI works with a range of operating system environments and terminals with minimal system requirements.

      The system can work with a wide range of document scanners (from simple scanners to full featured 3-illumination enterprise scanners) and links with any type of biometric input device.

      FDI-equipped terminals can work stand-alone or in real-time network with enterprise systems.

      Electronic Identity Document Authentication and Management System ("E-ID")

      E-ID is a fully automated system for authentication and enrollment of persons carrying electronic identity documents (ePassports, e-IDs/EMV cards).

      E-ID  is   designed  to  speed-up   full  scope   client   authentication,
capture/retrieve printed, embedded and electronic data, and capture document images.

Key features:

      o Full capture of electronic chip data (in compliance with country and industry regulations)

      o     Handling of all common electronic security standards

      o     Full page document scanning (automated or push-button)

      o     Hi-res document imaging

      o     Photograph extraction

      o     Full content extraction

      o Multi-layer identity authentication (performance enabled by client hardware capabilities)

      o     Simple indications

      o Ability to investigate alerts, carry out manual double-checks and investigate template and watch-list libraries

      E-ID works with a range of operating system environments and terminals with minimal system requirements.

      The system can work with a wide range of document scanners (simple scanners, full featured 3-illumination enterprise scanners), self-service kiosks, with internal or external biometric chip readers, and links with any type of biometric input device.

      E-ID equipped terminals can work stand-alone or in real-time network with enterprise systems.

      Smart Document reader (SDR)

      SDR is a proprietary state-of-the-art software solution that automatically extracts data from a variety of standard and non-standard travel documents, ID documents, E-ID documents, driver's licenses, airline boarding passes and various mass transit tickets at extremely high levels of accuracy and speed. SDR also implements various advanced means and proprietary checks to detect forged documents. It comprises a main component in many of the advanced technological systems offered by the Company.

      Bank Client Security and regulatory Compliance Solution

      ICTS, through its subsidiary, I-SEC Technologies B.V., offers a unique front-end solution meeting the banking industry's security and regulatory compliance requirements, including Section 326 of the USA Patriot Act, while also ensuring that bank clients are provided with a high level of customer service. It is a fully automated banking check authentication system. Contrary to back-end systems offered by the competitors, our front-end solution incorporates unique features, such as a dynamic questionnaire, developed on the basis of ICTS's experience in detection of suspicious signs and in advanced document checks.

      Marketing of Security Systems and Technology

      ICTS market its technologies by establishing projects with Airports, airlines, banks and other existing and potential customers.

      Main Customers

      In 2008 ICTS had two main clients, each one constituting 10% or more of the Company's consolidated revenues, which accounted together for 55% of ICTS's revenues.

      Sales

      Sales in the U.S

      ICTS revenue in the USA during the years 2008, 2007 and 2006 totaled $40.4 million (41% of total revenue), $46.7 (72% of total revenue) and $46.8 million (77% of total revenue) respectively.

      Sales in Europe

      ICTS revenue in Europe during the years 2008, 2007 and 2006 totaled $58.0 million (59% of total revenue), $17.3 (27% of total revenue) and $13.7 million (23% of total revenue) respectively

      Competition

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

      Aviation Security Regulatory Matters

      ICTS aviation security activities are subject to various regulations imposed by authorities and various local and federal agencies having jurisdiction in the serviced area. ICTS, on behalf of its clients, is responsible for adherence to such regulations relating to certain security aspects of their activities. ICTS is also responsible to prevent passengers without proper travel documentation from boarding a flight, thereby avoiding fines otherwise imposed on its clients by immigration authorities.

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

      Organizational Structure

      The following are the significant subsidiaries of ICTS as of December 31, 2008:

            ICTS USA, Inc. (New York - 100%).

            Huntleigh USA Corporation. (Missouri - 100%).

            I-SEC   Technologies   B.V.   (the   Netherlands  -  100%)  and  its
            subsidiaries (100%).

            I-SEC International Security B.V. (The Netherlands - 100%) and its subsidiaries (100%).

      Property, Plant and Equipment

      The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses from continuing operations for the years ended December 31, 2008, 2007 and 2006 were $1.5, $1.2 and $1.2 millions respectively.

      Future minimum lease payments under long-term leases from continued operations are as follows:

                  Year Ended
              December 31, 2008
              -----------------
                    2009                         $1,213
                    2010                            822
                    2011                            453
                    2012                            134
                    2013                              5
                                                 ------
                                                 $2,627
                                                 ======

      During 2002, subsidiaries from the Entertainment segment signed rent contracts for 17 years. As of December 2005, the company decided to discontinue the operations of the Entertainment segment. The Company has an accrual for future rent, regarding its discontinued Entertainment operations. The total accruals as of December 31, 2008 and 2007 totaled $7.3 and $8.5 million, respectively. The accruals have been updated according to the legal claims of the landlord against the Company.

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

      ICTS specializes in the provision of aviation security services. In the fourth quarter of 2002, pursuant to the Security Act, the Federal Government, through the TSA, took over substantially all of the aviation security operations in U.S. airports. As a result, ICTS through Huntleigh provides limited aviation security services in the United States.

      In 2001 and 2002 ICTS sold substantially all of its European operations in two stages, for an aggregate purchase price of $103 million. As a result of the sale, and because of non-competition restrictions in the sale agreement, ICTS has fully divested itself at that time from its European operations, except for its operations in the Netherlands and Russia.

      Following the sale of its European operations in 2002 and the taking of its aviation security business in the United States by the TSA in 2002, ICTS engaged in the U.S. primarily in non-security related activities. These activities consist of non-security aviation security services and the development of technological services.

      In February 2005, as the non-competition restrictions expired in Europe, the company made a strategic decision to re-enter the European aviation security market. Since then the company has signed contracts throughout Europe with U.S. carriers and has established subsidiaries in different locations.

      Critical Accounting Policies

      The consolidated financial statements have been prepared with accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

      Please refer to Note 2 of ICTS's consolidated financial statements included in this Annual Report for the year ended December 31, 2008 for a summary of ICTS's significant accounting policies.

      Use of Estimates

      The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The most significant estimates and assumptions relate to the (a) calculation of the allowance for doubtful accounts, (b) recognition of contingent liabilities, (c) calculation of income taxes, (d) impairment evaluation of marketable equity securities and equity method investments and (e) calculation of stock-based compensation for stock option grants. Actual results could differ from those estimates.

      Discontinued Operations:

      1)    In  December  2005,  the  Company  sold  its  lease   equipment  and
            terminated its business in the Lease segment.

      2) After reviewing the financial results of the Entertainment segment, the Company decided in December 2005 to cease those operations. As a result of this decision, as of December 31, 2008 and 2007, the Company accrued $7.3 and $8.5 million, respectively, for future rent regarding its Entertainment locations. The amounts were accrued according to claims the landlord prosecuted against the Company, and which are under litigation.

      Pursuant to Statement of Financial Accounting Standard ("FAS") No.144 of the Financial Accounting Standard Board of the United States (the "FASB"), "Accounting for the Impairment or Disposal of Long Lived Assets" in a case of discontinued operations there has to be a separation in the Financial Statements between continuing operations and the discontinued operations - see note 3 in the financial statements.

      Following this statement, all the amounts that represent the discontinued operations were presented separately from the continuing operations, including the comparative numbers of the previous years.

      Functional and reporting currency

      The accompanying information and consolidated financial statements are presented in United States dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No 52, "Foreign Currency Translation." The Company has determined that the functional currency of its foreign subsidiaries is the local currency. For financial reporting purposes, the assets and liabilities of such subsidiaries are translated into United States dollars using exchange rates in effect at the balance sheet date. The revenue and expenses of such subsidiaries are translated into United States dollars using average exchange rates in effect during the reporting period. Resulting translation adjustments are presented as a separate category in shareholders' deficiency called accumulated other comprehensive loss.

      Since 2007 the activities in Europe increased materially. As the functional currency in most of Europe is the Euro, the Company is exposed to foreign currency fluctuations based on the exchange rate fluctuations between the Euro and the Dollar.

      Principles of Consolidation

      The consolidated financial statements include the accounts of ICTS and its wholly-owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

      Accounts Receivable

      Accounts receivable represent amounts due to the Company for services rendered. The Company provides an allowance for doubtful against accounts receivable to estimate losses resulting from customers' inability to pay. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customer and current economic trends. The Company written off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible.

      Comprehensive Loss

      The Company reports comprehensive loss in accordance with SFAS Nb. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires the disclosure of comprehensive income (loss) to reflect changes in shareholders' equity

(deficiency) that result from transactions and economic events from non-owner sources. The Company's comprehensive loss consists of its net loss of $2.0 million, $2.6 million and $14.1 million, foreign currency translation adjustment of $(487), $80 and $(399) and unrealized gain (loss) on marketable equity securities of $0, $497 and $104, for the years ended December 31, 2008, 2007 and 2006, respectively.

      Revenue Recognition

      Revenue is recognized as services are rendered, based on the terms contained in the contractual arrangements, provided the fee is fixed and determinable, the services have been rendered, and collection of the related receivable is reasonably assured.

      Cost of Revenue

      Cost of revenue represents primarily payroll and related costs associated with employees who provide services under the terms of the company's contractual arrangements. Such costs are recognized as services are provided.

      Legal Proceedings

      United States Transportation Security Administration

      In February 2002, one of the Company's subsidiaries was awarded a security services contract (the "TSA Contract") by the United States Transportation Security Administration ("TSA") to continue to provide security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport basis to the U.S. Federal Government or November 2002. In accordance with the terms of the TSA Contract, the U.S. Federal Government provided the Company with a non-interest bearing advance of $26 million which was payable to the TSA in monthly installments of $1.3 million commencing in April 2002. Through December 31, 2008, the subsidiary has repaid $11.7 million of the advance. As of December 31, 2008, the amount due from the TSA with respect to services provided under the TSA Contract is $17.3 million. The Company has reflected the amount due from the TSA, net of the remaining unpaid advance, of $3 million as other receivable on the accompanying consolidated balance sheet as of December 31, 2008 and 2007.

      The TSA filed a contract dispute with the Office of Dispute Resolution for Acquisition ("ODRA") in connection with the TSA Contract seeking reimbursement of an alleged overpayment of principal in the amount of $59.2 million. This claim follows a lawsuit which the Company's subsidiary had already filed against the TSA for repeated breach of contract. The Company's subsidiary is vigorously challenging the TSA's claim which it asserts is devoid of any factual or legal merit. The TSA's filing comes on the heels of a recent decision by ODRA granting the subsidiary's motion for partial summary judgment against the TSA for breach of contract by failing the give appropriate notice for the transitioning of airport locations. A separate hearing will be held to determine the amount of damages due to the subsidiary on this claim. With respect to the claim for the $59.2 million overpayment, the subsidiary has filed a motion to dismiss the action which has been denied. Both claims are now in mediation. At this stage, Management is unable to determine the outcome of the dispute or estimate a range of potential loss. Accordingly, no provision has been included in the accompanying consolidated balance sheet related to this matter.

      United States Department of Labor

      During 2003, the United States Department of Labor ("DOL") finalized its audit of the pay rates used to compensate employees for services rendered pursuant to the TSA Contract. The DOL concluded that in certain instances, employees had not been paid the correct base rate, fringe benefits, vacation and holiday pay. A long-term liability of $7.3 million was recognized for the DOL claim as of December 31, 2006. The DOL claim was settled during 2007 for $3 million, payable with the proceeds received from any settlement with the TSA. As a result of the settlement with the DOL, the Company recorded income of $4.3 million during the year ended December 31, 2007, which is reflected as a reduction in cost of revenue. As of December 31, 2008 and 2007, a long-term liability to the DOL of $3 million is reflected in accompanying consolidated balance sheet.

      September 11, 2001 Terrorist Attacks

      As a result of the September 11, 2001 terrorist attacks, numerous lawsuits charging the Company with wrongful death and/or property damage were commenced in the United States District Court, Southern District of New York, resulting from certain airport security services provided by one of its subsidiaries for United Flight 175 out of Logan Airport in Boston, Massachusetts. A number of these cases have been settled, are in the process of being settled or have been dismissed at no cost to the Company.

      The Company may be indemnified by the airlines if the Company is found to have followed the procedures specified by the Federal Aviation Administration. However, if the Company is found to have violated these screening regulations, it could be liable for damages. Based on an internal review of this matter, Management has not found any evidence of non-compliance with respect to the security services provided at Boston's Logan International Airport on September 11, 2001.

      The Company maintains an aviation insurance policy, which may provide limited coverage for liabilities that may be assessed against the Company as a result of the events of September 11, 2001. The liabilities under these cases may, by statute, be limited to the policy coverage. After the September 11th terrorist attacks, the Company's insurance carriers canceled all war risk provisions contained in the Company's insurance policies.

      Management is unable to determine the likelihood of an unfavorable outcome or estimate a range of loss with respect to the remaining open claims against the Company. Accordingly, no provision has been included in the accompanying balance sheet related to these matters.

      The United States Government

      The Company had commenced an action against the United States Government with respect to its Fifth Amendment rights relating to the taking of its business. In December 2004, the United States Government's motion to dismiss the case was denied. A motion for reconsideration was also filed by the defendant and denied. The trial for this action was held and in March 2007, the court ruled against the Company's action. The Company appealed the decision and in May 2008, the United States Court of Appeals for the Federal Circuit affirmed the lower court's ruling. In addition, the Company appealed the case to the United States Supreme Court, which denied certiorari.

      Audiovisual-Washington, Inc.

      In September 2005, Avitecture, Inc. (a/k/a Audiovisual-Washington, Inc.) ("Avitecture") filed a Demand for Arbitration and Mediation against one of the Company's subsidiaries with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that the subsidiary owes Avitecture $0.2 million for audio, video and control systems. The case was decided against the Company's subsidiary in an arbitration proceeding, which resulted in an award to Avitecture of $0.2 million. The arbitrator's decision was affirmed by the Superior Court of New Jersey in May 2007 and the Appellate Court in February 2008. The Company has $0.2 million in accrued expenses and other current liabilities related to this matter as of December 31, 2008 and 2007.

      Turner Construction Company

      In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against one of the Company's subsidiaries with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that pursuant to a written agreement dated in October 2003, the subsidiary owes Turner $0.9 million for work and/or services performed. In an arbitration proceeding, the arbitrator awarded Turner $956 plus interest. This award was affirmed on appeal. In October 2007, the subsidiary filed a petition of bankruptcy with the New Jersey Superior Court, which dismissed the action again the subsidiary without prejudice as a result of the bankruptcy filing. In anticipation of Turner attempting to reinstate or reopen the case, the Company elected not to release the $1.0 million previously established in accrued expenses and other current liabilities related to this matter. To date, Turner has not moved to reinstate or reopen the case.

      Landlord Claims

      Two of the Company's subsidiaries have been sued by their landlord (which is the same entity for both properties) alleging breach of their respective leases. One suit is in the Circuit Court of Baltimore and the other is in the Superior Court of New Jersey. The landlord is seeking unpaid rent for the entire terms of the leases for $2.6 million in Atlantic City, New Jersey and $3.7 million in Baltimore, Maryland, plus legal fees. The Company filed a bankruptcy petition for both of the subsidiaries. However, the landlord was able to prevail in one of the claims because of a guarantee given by the Company in connection with the lease in one of the locations. In January 2008, a judgment in the amount of $2.6 million was awarded in favor of the landlord. The subsidiary has filed an appeal to challenge the judgment. As of December 31, 2008 and 2007, the Company has $7.3 and $8.5 million, respectively in other liabilities from discontinued operations. The reduction in the Company's reserve for these matters is based on changes in the claims against the Company and is presented as part of discontinued operations.

      Fraport A.G. International Airport Services Worldwide

      The Company was in a dispute with Fraport A.G. International Airport Services Worldwide over the alleged unlawful use of the letter combination "ICTS" by the Company. Fraport initiated proceedings before the district court of Amsterdam. The principal amount claimed was (euro)57.7 million ($80.8 million as of December 31, 2008). This dispute was settled in 2008 without any liability to the Company.

      General

      The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination, and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, would not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

      Selected Financial Data Statement of Operations

      The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2008, 2007, 2006, 2005, and 2004:

                                                                        (U.S Dollars in thousands except per share data)
                                                                                      Year ended December 31,
                                                              ---------------------------------------------------------------------
                                                                 2008           2007           2006           2005           2004
                                                              ---------      ---------      ---------      ---------      ---------
Revenues                                                        $98,809        $64,780        $60,791        $57,713        $57,993
Cost of revenues                                                 85,107         52,397         55,284         53,721         52,825
                                                              ---------      ---------      ---------      ---------      ---------
GROSS PROFIT                                                     13,702         12,383          5,507          3,992          5,168
Selling, General and administrative expenses                     15,341         13,338         14,878         11,690         12,201
                                                              ---------      ---------      ---------      ---------      ---------
OPERATING LOSS                                                   (1,639)          (955)        (9,371)        (7,698)        (7,033)
Other income (expense), net                                        (856)        (3,580)           527           (761)        (3,359)
                                                              ---------      ---------      ---------      ---------      ---------
LOSS BEFORE EQUITY LOSS FROM INVESTMENTS IN
AFFILIATES AND INCOME TAXES                                      (2,495)        (4,535)        (8,844)        (8,459)       (10,392)

Equity loss from investments in affiliates                                      (2,479)          (132)          (486)        (1,625)

Income taxes benefits (expenses)                                   (402)          (966)          (846)        (2,387)         1,529
                                                              ---------      ---------      ---------      ---------      ---------
LOSS FROM CONTINUING OPERATIONS                                  (2,897)        (7,980)        (9,822)       (11,332)       (10,488)

Income (loss) from discontinued operations,
  net of income tax benefit (expense) of
  $(2), $2,470, $(2,476), $2,525 and
  $1,655 in 2008, 2007, 2006, 2005 and
  2004, respectively                                                928          5,422         (4,248)       (13,548)       (15,474)
                                                              ---------      ---------      ---------      ---------      ---------

NET LOSS                                                         (1,969)        (2,558)       (14,070)       (24,880)       (25,962)
                                                              =========      =========      =========      =========      =========

NET INCOME (LOSS) PER SHARE, BASIC AND DILUTED:
Continuing Operations                                            $(0.44)        $(1.22)        $(1.51)        $(1.74)        $(1.61)
Discontinuing Operations                                           0.14           0.83          (0.65)         (2.07)         (2.37)
                                                              =========      =========      =========      =========      =========
Net Loss per share                                               $(0.30)        $(0.39)        $(2.16)        $(3.81)        $(3.98)
                                                              =========      =========      =========      =========      =========
Weighted average number of shares outstanding                 6,528,100      6,528,100      6,528,100      6,528,100      6,524,250
                                                              =========      =========      =========      =========      =========

COMPREHENSIVE LOSS
Net loss                                                         (1,969)        (2,558)       (14,070)       (24,880)       (25,962)
Translation adjustment                                             (487)            80           (399)        (1,560)         1,043
Unrealized gain (loss) on marketable
  equity securities                                                                497            104           (214)          (616)
                                                              ---------      ---------      ---------      ---------      ---------
                                                                   (487)           577           (295)        (1,774)           427
                                                              ---------      ---------      ---------      ---------      ---------
Comprehensive loss                                              $(2,456)       $(1,981)      $(14,365)      $(26,654)      $(25,535)
                                                              =========      =========      =========      =========      =========

      The following table sets forth, for the annual periods indicated, certain statement of operations data as a percentage of revenues:

                                                       Year Ended December 31,
                                                     --------------------------
                                                      2008      2007      2006
                                                     ------    ------    ------
Revenues ........................................     100%       100%      100%
Cost of revenues.................................    86.1%      80.9%     90.9%
Gross profit.....................................    13.9%      19.1%      9.1%
Selling, general and administrative expenses.....    15.5%      20.6%     24.5%
Operating loss...................................    (1.7)%     (1.5)%   (15.4)%
Loss from continuing operations..................    (2.9)%    (12.3)%   (16.2)%
Income (Loss) from discontinued operations.......     0.9%       8.4%     (7.0)%
Net loss for the year.......................         (2.0)%     (3.9)%   (23.1)%

      The following information represents only the results of the Company from continuing operations unless mentioned otherwise.

      Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 (U.S. Dollars in thousands unless otherwise indicated)

      Revenues. Revenues for the year ended December 31, 2008 were $98.8 million (2007: $64.8 million) consisted of $40.4 million (2007: $46.7 million) from US operations, $44.2 million (2007: $7.6 million) from operations in The Netherlands, $6.4 million (2007: $4.8 million) from operations in France and $7.8 ,million (2007: $5.7 million) from operations in other locations.

      The decrease in the revenues from the operations in the US relates mostly to the fact that since the fourth quarter of 2007 the TSA operates the checks of the boarding authorization of passengers and the comparison to the passengers' IDs before allowing the passengers to pass through the checkpoint. Loss of revenues for the Company is approximately $5 million for 2008.

      Increase in the revenue from The Netherlands relates mainly to a new contract with Schiphol Airport which added $34.4 million to the revenues.

      Increase in the other locations was the result of increase in new contracts and more volume at existing locations.

      Gross Profit. Gross Profit is defined as revenues less costs directly related to such revenues, as well as certain indirect expenses such as airport fees, local training and other labor related expenses.

      Gross profit for the year ended December 31, 2008 was $13.7 million, 13.9% as percentage of revenue (2007: $12.4 million, 19.1% as percentage of revenue).

      In 2007 an amount of $4.3 million reduced the cost of revenues which relates to the agreement of the Company with the DOL. This amount increased the 2007 gross profit by the $4.3 million. The 2007 gross profit without the $4.3 million would be $8.1 million, 12.5% as percentage of revenues. The increase in the 2008 gross profit excluding the $4.3 million, comparing to last year is mainly because of the increase of revenue from the aviation security operations which maintains higher margin associated with the service provided than the non aviation security operations.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $15.3 million for the year ended December 31, 2008, 15.5% as percentage of revenues, as compared to $13.3 million, 20.6% as percentage of revenue for the year ended December 31, 2007.

      The 2007 SG&A expenses included $1.1 million expense regarding potential penalties resulting from IRS audit for the years 2002 - 2004, comparing to a penalty reduction of $0.2 million in 2008 recorded as part of the IRS tax accrual examination by the Company's tax advisors. The SG&A expenses, net of the IRS penalties, totaled $15.5 million in 2008 compared to $12.2 million in 2007. The increase in the SG&A expenses in 2008 relate mainly to the increase of the aviation security operations in Europe.

      Operating Loss. Operating loss for the year ended December 31, 2008 was $1.6 million compared to operating loss of $1.0 million in 2007.

      Other Income (Expenses), Net. Other expense for the year ended December 31, 2008 totaled $0.9 million compared to $3.6 million in 2007. Other expense for the year 2008 relates to the following:

      (a) Income of $0.4 million relates to agreement between the Company and Bilu which released ICTS from guarantees that were provided by the Company in the past and were fully accrued for.

      (b) Financial expenses net in 2008 were $1.3 million (2007: $3.3 million). Financial expenses of $0.5 million compared to 2.2 million in 2007, relate to estimated interest for previous years possible tax exposure in the US. Interest expenses to related parties totaled $0.3 million, both in 2008 and 2007. The interest is calculated according to the loan terms - Libor plus 1.5%. The outstanding loan as of December 31, 2008 was $6.1 million compared to $6.5 million in 2007.

      (c) Other expenses in 2007 of $0.3 million included profit of $0.3 million from investments that were fully impaired in the previous years and an impairment of the investment in Plangraphics which totaled $0.6 million.

      Taxes on Income. Tax expenses in 2008 totaled $0.4 million compared to $1.0 million in 2007. The Company expensed in 2008 an amount of $0.2 million regarding the 2002-2004 IRS audit compared to $0.7 million in 2007.

      Share in Losses of Associated Companies. During 2007 the Company wrote off all its investments in associated companies. As a result of that the share in loss of associated companies in 2008 was zero compared to $2.5 million in 2007.

      Loss for Continuing Operations. ICTS's loss from continuing operations totaled in 2008 $2.9 million compared to $8.0 million in 2007.

      Profit from Discontinued Operations. ICTS's profit from discontinued operations totaled $0.9 million compared to profit of $5.4 million in 2007.

      Against the Company there are two legal claims outstanding regarding its discontinued operations. The Company has fully accrued for the claims of the landlord regarding the two sites of the entertainment operations. As of December 31, 2008 and 2007 the total accruals were $7.3 and $8.5 million, respectively. The change of $1.2 million on the accruals was recorded based on the change in the claims. In 2007 the Company recognized similar income of

$1.6 million following the changes in the claims between the years 2007 and 2006. The 2007 amount included also $2.8 million relating to refund received from the IRS in the USA.

      Net Loss. As a result of the foregoing, ICTS's losses amounted $2.0 million for the year 2008, compared to $2.6 million for 2007. As for geographical segments, see note 15 in the financial statements of the Company.

      Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 (U.S. Dollars in thousands unless otherwise indicated)

      Revenues. Revenues for the year ended December 31, 2007 were $64.8 million (2006: $60.8 million), consisted of $46.7 million (2006: $46.8 million) from U.S. operations, $7.6 million (2006: $7.2 million) from operations in the Netherlands, $4.8 million (2006: $3.4 million) from operations in France and $5.7 million (2006: $3.3 million) from other operations.

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

      Other Income (Expenses), Net. Other expenses for the year ended December 31, 2007 totaled $3,580 compared to income of $527 in 2006. The other expenses relate to the following:

      (a) Financial expenses-net were $3,334, compared to $714 in 2006. The Financial expenses included in 2007 an expense of $2,179 estimated accrued interest regarding possible tax exposure in the U.S. for previous years. Interest expenses to related party totaled $285 in 2007 compared to $88 in 2006. The interest is calculated according to the loan terms - Libor plus 1.5%. The outstanding loan as of December 31, 2007 was $6,528 compared to $2,652 in 2006.

      (b) During 2007, the interest expenses from the European activities totaled $189 compared to $30 in 2006. The increase was mainly attributed to the financing needs of the Company for the expansion of its operation by using its credit line.

      (c) Gain from sale of investments totaled $349 in 2007 compared to $576 in 2006.

      (d) During 2007 the Company has fully impaired its investment in Plan Graphics which totaled $600.

      (e) In 2006 the Company recognized a profit of $665 regarding deposits that were fully accrued in the past related to the Bilu investment and were paid back to the Company.

      Taxes on Income. Taxes expenses in 2007 totaled $966 compared to $846 in 2006. The Company expensed an additional amount of $659 regarding the 2002-2004 IRS audits.

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

      Net Loss. As a result of the foregoing, ICTS's losses amounted $2.6 million for the year ended December 31, 2007, as compared to $14.1 million loss for the year ended December 31, 2006. As for geographical segments, see note 15 in the financial statements.

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

      Other Income (Expense), Net. Other income for the year ended December 31, 2006 was $527 compared to other expense of $761 for the year ended December 31, 2005. Other income in 2006 relates to the following:

      (a) Financial expenses-net in 2006 were $714 compared to $908 in 2005. The decrease during 2006 versus 2005 is that in 2005 the Company included one-time losses of $576 from securities of an unaffiliated company in its financial expense. During 2006 the Company paid approximately $150 more interest and fees regarding its line of credit in Huntleigh and accrued $88 interest (Libor +1.5%) to related party. Exchange rate income for the years 2006 and 2005 totaled $96 and $382, respectively.

      (b) Gains from sales of investments totaling an amount of $576.

      (c) Guarantees provided to Bilu in the past against cash deposits were fully accrued in previous years. During 2007, $665 of those guarantees were cancelled and paid back to the Company and are included in other income.

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

      The loss from discontinued operations in 2006 includes also $2.5 million receivable from IRS which was written-off in 2006 according to dispute with IRS in which ICTS filed a complaint in the United States District Court and its complaint was dismissed.

      Net loss. As a result of the foregoing, ICTS's loss amounted to $14.1 million for the year ended December 31, 2006, as compared to $24.9 million loss for the year ended December 31, 2005.

      As to the geographical segments, please see note 15 in the financial statements.

      Liquidity and Capital Resources

      The following information refers to the continuing operations results of the company:

      Our auditors have expressed an opinion that there is a substantial doubt about our ability to continue as a going concern.

      ICTS's principal cash requirement for its operations is the payment of wages. Working capital is financed primarily by cash from operating activities, and by short-term and long-term borrowings. As of December 31, 2008, we had cash and cash equivalents of $3.8 million as compared to $2.1 million on December 31, 2007. In 2008 there was no short-term restricted cash compared to $1.8 million on December 31, 2007.

      The Company has a history of recurring losses and working capital deficiency. The Company incurred net losses of $2.0, $2.6, and $14.1 million during the years ended December 31, 2008, 2007, and 2006, respectively. As of December 31, 2008, the Company had a working capital deficit and shareholders deficiency of $15.3 and $23.0,million respectively. In addition, the Company is subject to potential material contingencies in connection with: (a) an audit of the Company's operations in the United States of America by the Internal Revenue Service (b) the September 11, 2001 terrorist attacks in the United States of America, (c) unpaid rent obligations related to certain non-core businesses which have been discontinued in the United States of America, and (d) certain claims made against the Company by the United States Transportation Security Administration. These factors raise substantial doubt about the Company's ability to continue as a going concern.

      Management believes that the Company's operating cash flows and related party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan. However, there are no assurances that management's plans to generate sufficient cash to continue to operate the Company will be successful. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

      Our  future   capital  will  depend  on  our  success  in  developing  and implementing our business strategy.

      As of December 31, 2008 and 2007, the Company had loans from a related party which amount to $6.1 and $6.5 million, respectively, which were used to cover part of the Company's obligations.

      The Company's cash and cash equivalents increased in 2008 by $1.7 million as a result of the following:

      Net cash provided by (used in) in operating activities for the year ended December 31, 2008 was $3.9 million as compared to net cash used in operating activities of $3.6 million for the year ended December 31, 2007 and net cash used in operating activities of $7.6 million for the year ended December 31, 2006. The net loss during 2008 totaled $2.0 million, offset by non-cash expenses in $0.1 million relating to stock based compensation and $0.8 million in depreciation and amortization. Changes in operating assets and liabilities in 2008 amounted to $3.6 million compared to $4.0 million in 2007 and $2.7 million in 2006. The changes in operating assets and liabilities in 2008 were primarily attributable to a $4.9 million increase in accrued expenses and other current liabilities, a decrease of $0.3 million in accounts payable and an increase of $1.3 million in accounts receivable. Net cash provided by discontinued operations totaled $2.4 million.

      Net cash provided by investing activities was $0.6 million for the year ended December 31, 2008 as compared to net cash used in investing activities of $1.1 million for the year ended December 31, 2007 and net cash used in investing activities of $0.2 million for the year ended December 31, 2006. The increase in 2008 is mainly because of the change in restricted cash which totaled $1.8 million and cash used for purchase of equipment totaled $1.0 million in 2008 compared to $0.8 million in 2007 and $0.6 in 2006.

      Net cash used in financing activities were $2.1 million for the year ended December 31, 2008 as compared to net cash provided by financing activities of $5.0 for the year ended December 31, 2007 and $3.7 million for the year ended December 31, 2006. In 2008, net cash provided by financing activities was used primarily to decrease the notes payable - bank loans by $1.8 million.

      Notes Payable - Bank

      In April 2005, one of the Company's subsidiaries entered into a loan and security agreement with a commercial bank. Pursuant to the terms of the arrangement, the commercial bank committed to providing the subsidiary with up to $8 million in revolving loans, including a maximum of $3.5 million in letters of credit. Borrowings issued under the arrangement are limited to 85% of eligible accounts receivable and 95% of the subsidiary's required cash collateral. As of December 31, 2008 and 2007, the subsidiary has $3.5 million in cash collateral deposited with the commercial bank. The term of the arrangement extends through March 10, 2010. Loans made under the arrangement are designated as either prime based or LIBOR based loans at the option of the subsidiary. Prime based loans bear interest, which is payable monthly, at the bank's prime rate plus 1% per annum (4.25% and 8.25% at December 31, 2008 and 2007, respectively). LIBOR based loans bear interest, which is payable monthly, at LIBOR plus 350 basis points (5.50% and 8.38% at December 31, 2008 and 2007, respectively). The subsidiary is also assessed commitment fees of 3% per annum. The arrangement is secured by the cash collateral deposited with the commercial bank and the assets of the subsidiary. As of December 31, 2008 and 2007, the subsidiary has $4.8 and $5.7 million, respectively, in outstanding borrowings and $0.6 and $1.0 million, respectively, in outstanding letters of credit under the arrangement. The arrangement subjects the subsidiary to various financial covenants, including interest coverage, minimum tangible net worth, and an annual capital expenditure limitation.

      In November 2004, one of the Company's subsidiaries entered into a credit agreement with a commercial bank to provide it with a borrowing arrangement of up to (euro)0.7 million. Borrowings under the arrangement are limited to 60% of eligible accounts receivable, secured by the assets of the subsidiary, and guaranteed by the Company. Loans made under the arrangement bear interest, which is payable monthly at the commercial bank's euro base rate plus 2% per annum (7.3% at December 31, 2007). As of December 31, 2007, the subsidiary has $0.7 million in outstanding borrowings and under the arrangement. The credit agreement expired in February 2008.

      In February 2008, two of the Company's subsidiaries jointly entered into a credit agreement with a commercial bank to provide them with a borrowing arrangement of up to (euro)2.2 million. The available capacity under the borrowing arrangement automatically reduces to (euro)1.7 million on May 1, 2008,
(euro)1.2 million on August 1, 2008 and (euro)0.7 million on January 1, 2009. Borrowings under the arrangement bear interest, which is payable monthly, at the bank's euro base rate (subject to a floor of 3.5%) plus 2% per annum (7.4% at December 31, 2008). Borrowings under the arrangement are secured by the assets of the subsidiaries and guaranteed by the Company. As of December 31, 2008, there are no outstanding borrowings and (euro)1.2 million in outstanding guarantees under the arrangement. The arrangement subjects the subsidiaries to various financial covenants, including minimum tangible net worth. As of December 31, 2008, the Company was in violation of certain financial covenants specified in the credit agreement, including the payment of dividends without the approval of the commercial bank and the maintenance of a minimum tangible net worth threshold. On May 1, 2009, the credit agreement expired.

      The Company is indebted to a commercial bank for bank overdrafts of $0 and $0.4 million as of December 31, 2008 and 2007, respectively. These amounts bear interest, which is payable monthly, at 7% per annum.

      Trend information

      Labor market conditions may require the Company to increase its prices. Cost of labor is the most important variable in determining any cost increases. The Company is affected by the worldwide economic slowdown, which affects the aviation industry. As the Company is a service provider to this industry, it affects the results of the Company.

      Off-balance sheet arrangements

      The Company is not a party to any material off-balance sheet arrangements. In addition, ICTS has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

      The  following  table  summarizes   ICTS's   obligations  from  continuing
operations to make future payments under contracts as of December 31, 2008:

Contractual Obligations                             Payments due by Period (in thousands)
---------------------------------------         ----------------------------------------------
                                                          Less        1-3      4-5   more than
                                                Total  than 1 year   years    years   5 years
                                                -----  -----------   -----    -----  ---------
Long-term debt                                  3,146          90    3,056
Accrued severance pay                              88                                      88
Operating lease obligations (1)                 2,627       1,213    1,409        5
Loan from related party, including
  accrued interest                              6,072                6,072
Employment contracts                            1,130         514      616
Fees and interest regarding Credit Line           600         600
                                               ------      ------   ------   ------    ------
                                               13,663       2,417   11,153        5        88

      As of December 31, 2008 and 2007 the Company recorded an accrual for future rent regarding its discontinued operations of $7.3 and $8.5 million, respectively. The accruals have been updated according to the legal claims of the landlord against the Company.

      (1) The Company leases premises under long-term operating leases, in most cases with renewal options. Lease expenses from continuing operations, for the years ended December 31, 2008, 2007 and 2006 were $1.5, $1.2 and $1.2 millions, respectively.

Item 6. Directors, Senior Management and Employees

      The following table lists the directors and executive officers of ICTS:

                           Age     Position
                          -----    ----------
Menachem Atzmon            65      Chairman of the Supervisory Board
David W. Sass              73      Member of the Supervisory Board

Eytan Barak                65      Member of the Supervisory Board, Member of
                                   Compensation and Audit Committee
Elie Housman               72      Member of the Supervisory Board, Chairman
                                   of the Compensation Committee
Gordon Hausmann            63      Member of the Supervisory Board, Member of
                                   the Compensation Committee and Member of the
                                   Audit Committee
Philip M. Getter           72      Member of the Supervisory Board, Chairman
                                   of the Audit Committee
Avraham Dan                64      Managing Director
Ran Langer                 63      Managing Director
Raanan Nir                 60      Managing Director
Alon Raich                 33      Chief Financial Officer

      Menachem J. Atzmon is a CPA (Isr). Since 1996 Mr. Atzmon has been the managing director of Albermale Investment Ltd. and Kent Investment Holding Ltd., both investment companies. Since January 1998 he has served as CEO of Seehafen Rostock. He has been a member of the Supervisory Board of ICTS since 1999.

      Eytan Barak is a CPA (Isr). From the year 2001 to the present, Mr. Barak is a partner in Dovrat-Barak Investment in High-Tech Companies Ltd., He is currently, and has been since 2004, a member of the Board of Directors of two companies owned by the Tel-Aviv Municipality. In addition, he is currently a member of the board of directors since the year 2006 in Mer Telecommunications Solution (MTS), a public company. He is since the year 2000 to the present a member of the executive board and a member of the finance committee of the Olympic Committee of Israel. Since 2008 to the present, he is a member of the board of directors of Menora Mivtachim Mutual Funds Ltd. Since January 2009, he is a member of the board of directors in Eltek Ltd, Meshulam Levinstrin Contracting & Engineering Ltd, and Elgo irrigation Ltd, public companies.

      Elie Housman served as Chairman of Inksure Technologies, Inc. until 2008. Mr. Housman was a principal at Charterhouse Group International, a privately held merchant bank, from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars. Mr. Housman was the Chairman of Novo Plc. in London, a leading company in the broadcast storage and services industry. He is a director of Top Image System, Ltd. At present, Mr. Housman is a director of a number of privately held companies in the United States. He became a member of the Supervisory Board of ICTS in 2002.

      Gordon Hausmann is the senior partner of his own law firm which he founded in London 28 years ago. He specializes in business finance and banking law. He holds office as a Board Member of the UK subsidiaries of various quoted companies, Company Secretary of Superstar Holidays Ltd., (a subsidiary of El Al Airlines Ltd.) Director of Dominion Trust Co. (UK) Ltd., associated with a private Swiss banking group, and a Governor of the Hebrew University.

      David W. Sass for the past 48 years has been a practicing attorney in New York City and is currently a senior partner in the law firm of McLaughlin &
Stern, LLP. He has been a director of ICTS since 2002. Mr. Sass became a director of Inksure Technologies, Inc., a company which develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. He is also a director of several privately held corporations. He is an Honorary Trustee of Ithaca College.

      Philip M. Getter is currently the managing member of GEMPH Development LLC. From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was most recently head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. He has more than thirty years of corporate finance experience.

      Having served as Administrative Assistant to the Director of United States Atomic Energy Commission from 1958 to 1959, he began his Wall Street career as an analyst at Bache & Co. in 1959. He was a partner with Shearson, Hammill & Company from 1961 to 1969 and a Senior Partner of Devon Securities, an international investment banking and research boutique from 1969 to 1975. Mr. Getter was a member of the New York Society of Security Analysts. From 1975 to 1983 he was President and CEO of Generics Corporation of America, a public company that was one of the largest generic drug manufacturers in the United States. As Chairman and CEO of Wolins Pharmaceutical from 1977 to 1983 he led the reorganization and restructuring one of the oldest and largest direct to the profession distributors of pharmaceuticals. Mr. Getter became a director of Inksure Technologies, Inc. in 2003 and became its Chairman in 2008, a company which develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. He has been a member of the League of American Theatres and Producers, Advisory Board of the American Theatre Wing, Trustee of The Kurt Weill Foundation for Music, a member of the Tony Administration Committee and has produced for Broadway, television and film. Mr. Getter received his B.S. in Industrial Relations from Cornell University. He is Chairman of the Audit Committees of EVCI Career Colleges, Inksure Technologies, Inc. as well as the Company.

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

      Raanan Nir has been managing director, since 2002, of his own company, Red Flag, B.V., which is a trust company established in The Netherlands, providing financial and general management services. From 2000 to 2002 he was in charge of finance for an IT start-up company. From 1998 to 2000 he was CFO of ICTS International, N.V.

      Alon Raich is a CPA (Isr), joined ICTS in September 2005 as Financial Controller and became Chief Financial Officer (CFO) of the Company in 2008. From 2001 to 2005 he worked in the accounting firm, Kesselman & Kesselman, PriceWaterhouseCoopers (PwC). Mr. Raich holds a BA degree in economics and accounting and an MA degree in law from Bar-Ilan University, Israel.

                           Summary Compensation Table

The following table sets forth compensation earned by the executive officers and the highest paid executive during 2008:

---------------------------------------------------------------------------------------------------------------------------
                                                                              Nonqualified
Name and                                                      Non-Equity        Deferred       Number of    Number
Principal                                     All Other     Incentive Plan    Compensation      Option     of Stock
Position        Year     Salary    Bonus     Compensation    Compensation       Earnings        Awards      Awards    Total
                           $         $            $                $                $                                   $
---------------------------------------------------------------------------------------------------------------------------
Avraham Dan,    2008      180        68           60                                                                   308
Managing
Director        2007      180                     60                                                                   240

                2006      180        60           60                                            45,000                 300
-----------------------------------------------------------------------------------------------------------------------------
Ran Langer,     2008       No Salary
Managing
Director        2007       No Salary

                2006       No Salary                                                            45,000
-----------------------------------------------------------------------------------------------------------------------------
Doron Zicher,   2008      294       321           36                                                                   651
Managing
Director of     2007      242       174           39                                                                   455
Subsidiary(1)
                2006      221       217           32                                            55,000                 470
-----------------------------------------------------------------------------------------------------------------------------

(1) Mr. Zicher is entitled to a bonus, net of sale expenses, of 8% of the sale proceeds in the event I-SEC will be sold.

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

      The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2008.

                                         Salaries, fees,     Pension, retirement
                                           commissions             and other
                                           and bonuses         similar benefits
                                         ---------------     -------------------
                                                     (in thousands)
                                         ---------------------------------------

Directors as a group (6 persons)               $108
All officers as a group(7 persons)           $1,442                  $103

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

      The Articles of Association of ICTS require at least one member of both the Management Board and the Supervisory Board, but do not specify a maximum number of members for such boards. The general meeting of shareholders determines the exact number of members of both the Management Board and the Supervisory Board. Under the laws of the Netherlands and the Articles of Association, each member of the Supervisory Board and Management Board holds office until such member's resignation, death or removal, with or without cause, by the shareholders.

      Employees

      As of December 31, 2008 the number of employees in Europe is approximately 950.

      As  of  December   31,  2008  the  number  of  employees  in  the  USA  is
approximately 2,400.

      Share ownership

      See  tables  under  Item  7:  "Major   Shareholders"  and  "Related  Party
Transactions" below.

      Options to Purchase Securities

      On December 17, 2008 shareholders adopted the 2008 Employee, Director and Commitment Stock Option Plan (the "Plan"). The Plan provides a means whereby employees, officers, directors, and certain consultants and independent contractors of the Company ("Qualified Grantees") may acquire the Common Shares of the Company pursuant to grants of (i) Incentive Stock Options ("ISO") and
(ii) "non-qualified stock options". A summary of the significant provisions of the Plan is set forth below. The following description of the Plan is qualified in its entirety by reference to the Plan itself.

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

      The Plan provides that options to purchase up to 1,500,000 Common Shares of the Company may be issued to the employees and outside directors. All present and future employees shall be eligible to receive incentive awards under the Plan, and all present and future non-employee directors shall be eligible to receive non-statutory options under the Plan. An eligible employee or non-employee director shall be notified in writing, stating the number of shares for which options are granted, the option price per share, and conditions surrounding the grant and exercise of the options.

      The exercise price of shares of Company Stock covered by an ISO shall not be less than 100% of the fair market value of such shares on the date of grant; provided that if an ISO is granted to an employee who, at the time of the grant, is a 10% shareholder, then the exercise price of the shares covered by the incentive stock option shall not be less than 110% of the fair market value of such shares on the date of the grant. The exercise price of shares covered by a non-qualified stock option shall be not less than 85% of the fair market value of such shares on the date of the grant. The Plan shall be administered by the Compensation Committee. No options have been granted under this plan as of the date hereof.

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

      5. Directors - 30,000 options were granted to each of the Directors, namely, Elie Housman, Philip Getter, M. Albert Nissim and David W. Sass. The
Options shall be immediately vested as to 10,000 shares and shall vest 10,000 shares on each anniversary in the event such person is a Director of the Company at that time. The options are exercisable at $1.35 per share representing the fair market value on the date of grant.

      6. Committee Chairmen The Chairman of the Audit Committee and the Chairman of the Compensation Committee should each be granted 30,000 additional Options. The Options shall be immediately vested as to 10,000 shares and shall vest 10,000 shares on each anniversary in the event such person is a Director of the Company at that time. The options are exercisable at $1.35 per share representing the fair market value on the date of grant.

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

      5. Philip Getter (Chairman - Audit Committee) - 40,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

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

      A summary of the Options granted is as follows:

      As of December 31, 2008 there were outstanding options to purchase 1,632,000 shares, out of 3,600,000 that were approved and issued. All the options were granted to directors, executive officers and employees of the Company at exercise prices ranging from $1.00 to $1.35 per share under the plans. These options vest over various terms, ranging from immediately to three years and no later than October 2009. Options available for grant under the plans are 1,968,000. The plans expire by their terms at various dates to 2018.

      All current executive officers (Managing Directors) (3 persons) as a group: 210,000 Options.

      All current directors (6 persons) as a group: 1,230,000 Options.

      All non-executive officers and other (6 persons) as a group: 192,000 Options.

During the year 2009 one of the Company's employees exercised 50,000 options which were granted to him in previous years.

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

Item 7. Major Shareholders and Related Party Transactions

      Major Shareholders

      The following table sets forth certain information regarding ownership of the Company's Common Shares as of May 31, 2009 (including options exercisable within 60 days from that date) with respect to:

      (1) Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Shares.

      (2) Each director or officer who holds more than 1% of the Common shares.

      (3) All directors and officers as a group. None of the directors or officers, excluding Mr. Menacham Atzmon, owns 1% or more of ICTS outstanding share capital.

------------------------------------------------------------------------------------------
                                                         Percent of
                                                    Amount Beneficially     Common Shares
Name of Five Percent Shareholders                         Owned (a)        Outstanding (b)
------------------------------------------------------------------------------------------
Atzmon Family Trust (c)                                   4,547,226            61.22%
------------------------------------------------------------------------------------------
Nicholas P. Monteban, Xalladio Holding B.V. and
Galladio Capital Management B.V.                            688,000            10.54%
------------------------------------------------------------------------------------------
Everest Special Situations Fund
 & Affiliates (d)                                           770,582            11.80%
------------------------------------------------------------------------------------------
All officers and directors as a group including
the Atzmon Family Trust
(12 persons)                                              5,267,226            64.64%
------------------------------------------------------------------------------------------

      (a) The amounts includes common shares owned by each of the above, directly or indirectly and options immediately exercisable or exercisable within 60 days from May 31, 2009.

      (b) As to each shareholder, the percentage is calculated using the amount beneficially owned by such shareholder (as determined in accordance with (a) above) divided by the number of total outstanding common shares and the shares issuable pursuant to the exercise of options exercisable within 60 days from the date of the grant, if any held by such shareholder. Common shares subject to options that are immediately exercisable or exercisable within 60 days of the date of the grant are deemed outstanding for computing the ownership percentage of the shareholder holding such options, but are not deemed outstanding for computing the ownership of any other shareholders.

      (c) 1. Aragata Holdings Co., Limited, owns directly and indirectly approximately 56% of the issued and outstanding Common Shares. A family trust for the benefit of the family of Mr. Menachem J. Atzmon (the Atzmon Family Trusts) owns Aragata Holdings Co., Limited. Mr. Atzmon disclaims any beneficial interest in the Atzmon Family Trust. Aragata Holdings Co., Limited and the

Atzmon Family Trust may be able to appoint all the directors of ICTS and control the affairs of ICTS.

            2. Of the 900,000 options to Menachem Atzmon (Chairman of the Board), 900,000 are currently exercisable. Options are exercisable at $1.35 per share for 550,000 options and $1.00 per share for 350,000 options representing the fair market value on the dates of grant.

            3. As of May 31, 2009 the Company received loans from related party in total amount of $6.9 million and accrued interest of $0.8 million. The loan is convertible to the Company's common stock at a rate of $2.10 per share.

      (d) The shares were purchased by the group during 2008, 2007 and 2006.

      Related Party Transactions

      The Company had an outstanding guarantee with respect to certain related party debt obligations of $2,515, which were fully reserved. In 2007, the Company was released from $665 of the guarantee. In 2008, the Company paid $1,429 to settle certain outstanding obligations under the guarantee and was released from its remaining guarantee of $421. The Company recognized other income related to the recovery of its guarantee of $0.4, $0, and $0.7 million during the years ended December 31, 2008, 2007 and 2006, respectively.

      ICTS holds 4,825,555 shares of Inksure Technologies Inc. ("Inksure"), which represents 27.4% of Inksure's outstanding shares. In October 2002, Mr. Elie Housman, then the Chairman of the Board of Inksure, was appointed to the ICTS Supervisory Board. Mr. Getter, a member of the ICTS Supervisory Board, was elected to the Board of Inksure. Mr. Sass is also a member of the Board of Inksure. Messrs. Housman, Getter and Sass, as well as an entity associated with the Atzmon Family Trust, own shares and warrants in Inksure. In addition, Messrs. Housman, Getter and Sass hold options to purchase Inksure securities. Inksure develops, markets and sells customized authentications systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion.

      In September 2006, the Company entered into an arrangement with a related party to provide it with up to $3.1 million in revolving loans through April 2007. Loans received under the arrangement bear interest, which is payable at maturity, at LIBOR plus 1.5% per annum. The arrangement was secured by 2,157,894 shares of Inksure Technologies, Inc. common stock.

      In January 2007, the borrowing capacity under the arrangement was increased to $6.3 million and the term was extended to April 2008. In connection with the extension, the related party was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $3.50 per share.

      In April 2008, the Company entered into a new arrangement with the related party, which replaced all previous arrangements, to provide it with up to $6.6 million in revolving loans through November 2010. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is payable at maturity, at LIBOR plus 1.5% per annum. The arrangement is secured by a 26% interest in one of the Company's subsidiaries. In connection with the arrangement, the related party was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.75 per share.

      In April 2009, the Company entered into a new borrowing arrangement with a related party which replaced all previous arrangements between the parties. The new arrangement provides the Company with the ability to borrow up to $6.3 million from the related party and is convertible at the option of the holder into the Company's common stock at $2.10 per share. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Borrowings under the arrangement bear interest, which is compounded semi-annually, at rates equivalent to those charged by the Company's commercial bank. Principal and interest under the arrangement are payable in November 2013. The arrangement is secured by a 26% interest in one of the Company's subsidiaries.

      Entities related to two of the Company's board members provide legal services to the Company. Legal expense related to these services is $93, $138 and $107 for the years ended December 31, 2008, 2007 and 2006, respectively. Included in accounts payable on the accompanying consolidated balance sheet is $106 and $182 due for these services as of December 31, 2008 and 2007, respectively.

      During the year ended December 31, 2007, the Company engaged the services of an entity owned by a related party as a subcontractor for one of the Company's subsidiaries. The Company incurred expenses of $176, $91 and $0 for such services for the years ended December 31, 2008 and 2007 and 2006, respectively.

Item 8. Financial Information

      Consolidated Statements and Other Financial Information.

      See pages F-1 through F-36 incorporated herein by reference.

      Legal Proceedings

      United States Transportation Security Administration

      In February 2002, one of the Company's subsidiaries was awarded a security services contract (the "TSA Contract") by the United States Transportation Security Administration ("TSA") to continue to provide security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport basis to the U.S. Federal Government or November 2002. In accordance with the terms of the TSA Contract, the U.S. Federal Government provided the Company with a non-interest bearing advance of $26 million which was payable to the TSA in monthly installments of $1.3 million commencing in April 2002. Through December 31, 2008, the subsidiary has repaid $14.3 million of the advance. As of December 31, 2008, the amount due from the TSA with respect to services provided under the TSA Contract is $17.3 million. The Company has reflected the amount due from the TSA, net of the remaining unpaid advance, of $3 million as other receivable on the accompanying consolidated balance sheet as of December 31, 2008 and 2007.

      The TSA filed a contract dispute with the Office of Dispute Resolution for Acquisition ("ODRA") in connection with the TSA Contract seeking reimbursement of an alleged overpayment of principal in the amount of $59.2 million. This claim follows a lawsuit which the Company's subsidiary had already filed against the TSA for repeated breach of contract. The Company's subsidiary is vigorously challenging the TSA's claim which it asserts is devoid of any factual or legal merit. The TSA's filing comes on the heels of a recent decision by ODRA granting the subsidiary's motion for partial summary judgment against the TSA for breach of contract by failing the give appropriate notice for the transitioning of airport locations. A separate hearing will be held to determine the amount of damages due to the subsidiary on this claim. With respect to the claim for the $59.2 million overpayment, the subsidiary has filed a motion to dismiss the action which has been denied. Both claims are now in mediation. At this stage, Management is unable to determine the outcome of the dispute or estimate a range of potential loss. Accordingly, no provision has been included in the accompanying consolidated balance sheet related to this matter.

      United States Department of Labor

      During 2003, the United States Department of Labor ("DOL") finalized its audit of the pay rates used to compensate employees for services rendered pursuant to the TSA Contract. The DOL concluded that in certain instances, employees had not been paid the correct base rate, fringe benefits, vacation and holiday pay. A long-term liability of $7.3 million was recognized for the DOL claim as of December 31, 2006. The DOL claim was settled during 2007 for $3 million, payable with the proceeds received from any settlement with the TSA. As a result of the settlement with the DOL, the Company recorded income of $4.3 million during the year ended December 31, 2007, which is reflected as a reduction in cost of revenue. As of December 31, 2008 and 2007, a long-term liability to the DOL of $3 million is reflected in accompanying consolidated balance sheet.

      September 11, 2001 Terrorist Attacks

      As a result of the September 11, 2001 terrorist attacks, numerous lawsuits charging the Company with wrongful death and/or property damage were commenced in the United States District Court, Southern District of New York, resulting from certain airport security services provided by one of its subsidiaries for United Flight 175 out of Logan Airport in Boston, Massachusetts. A number of these cases have been settled, are in the process of being settled or have been dismissed at no cost to the Company.

      The Company may be indemnified by the airlines if the Company is found to have followed the procedures specified by the Federal Aviation Administration. However, if the Company is found to have violated these screening regulations, it could be liable for damages. Based on an internal review of this matter, Management has not found any evidence of non-compliance with respect to the security services provided at Boston's Logan International Airport on September 11, 2001.

      The Company maintains an aviation insurance policy, which may provide limited coverage for liabilities that may be assessed against the Company as a result of the events of September 11, 2001. The liabilities under these cases may, by statute, be limited to the policy coverage. After the September 11th terrorist attacks, the Company's insurance carriers canceled all war risk provisions contained in the Company's insurance policies.

      Management is unable to determine the likelihood of an unfavorable outcome or estimate a range of loss with respect to the remaining open claims against the Company. Accordingly, no provision has been included in the accompanying balance sheet related to these matters.

      The United States Government

      The Company had commenced an action against the United States Government with respect to its Fifth Amendment rights relating to the taking of its business. In December 2004, the United States Government's motion to dismiss the case was denied. A motion for reconsideration was also filed by the defendant and denied. The trial for this action was held and in March 2007, the court ruled against the Company's action. The Company appealed the decision and in May 2008, the United States Court of Appeals for the Federal Circuit affirmed the lower court's ruling. In addition, the Company appealed the case to the United States Supreme Court, which denied certiorari.

      Audiovisual-Washington, Inc.

      In September 2005, Avitecture, Inc. (a/k/a Audiovisual-Washington, Inc.) ("Avitecture") filed a Demand for Arbitration and Mediation against one of the Company's subsidiaries with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that the subsidiary owes Avitecture $0.2 million for audio, video and control systems. The case was decided against the Company's subsidiary in an arbitration proceeding, which resulted in an award to Avitecture of $0.2 million. The arbitrator's decision was affirmed by the Superior Court of New Jersey in May 2007 and the Appellate Court in February 2008. The Company has $0.2 million in accrued expenses and other current liabilities related to this matter as of December 31, 2008 and 2007.

      Turner Construction Company

      In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against one of the Company's subsidiaries with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that pursuant to a written agreement dated in October 2003, the subsidiary owes Turner $0.9 million for work and/or services performed. In an arbitration proceeding, the arbitrator awarded Turner $956 plus interest. This award was affirmed on appeal. In October 2007, the subsidiary filed a petition of bankruptcy with the New Jersey Superior Court, which dismissed the action again the subsidiary without prejudice as a result of the bankruptcy filing. In anticipation of Turner attempting to reinstate or reopen the case, the Company elected not to release the $1.0 million previously established in accrued expenses and other current liabilities related to this matter. To date, Turner has not moved to reinstate or reopen the case.

      Landlord Claims

      Two of the Company's subsidiaries have been sued by their landlord (which is the same entity for both properties) alleging breach of their respective leases. One suit is in the Circuit Court of Baltimore and the other is in the Superior Court of New Jersey. The landlord is seeking unpaid rent for the entire terms of the leases for $2.6 million in Atlantic City, New Jersey and $3.7 million in Baltimore, Maryland, plus legal fees. The Company filed a bankruptcy petition for both of the subsidiaries. However, the landlord was able to prevail in one of the claims because of a guarantee given by the

Company in connection with the lease in one of the locations. In January 2008, a judgment in the amount of $2.6 million was awarded in favor of the landlord. The subsidiary has filed an appeal to challenge the judgment. As of December 31, 2008 and 2007, the Company has $7.3 and $8.5 million, respectively in other liabilities from discontinued operations. The reduction in the Company's reserve for these matters is based on changes in the claims against the Company and is presented as part of discontinued operations.

      Fraport A.G. International Airport Services Worldwide

      The Company was in a dispute with Fraport A.G. International Airport Services Worldwide over the alleged unlawful use of the letter combination "ICTS" by the Company. Fraport initiated proceedings before the district court of Amsterdam. The principal amount claimed was (euro)57.7 million ($80.8 million as of December 31, 2008). This dispute was settled in 2008 without any liability to the Company.

      General

      The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination, and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, would not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

      Subsequent  Events

      In April 2009, the Company entered into a new borrowing arrangement with a related party which replaced all previous arrangements between the parties. The new arrangement provides the Company with the ability to borrow up to $6.3 million from the related party and is convertible at the option of the holder into the Company's common stock at $2.10 per share. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Borrowings under the arrangement bear interest, which is compounded semi-annually, at rates equivalent to those charged by the Company's commercial bank. Principal and interest under the arrangement are payable in November 2013. The arrangement is secured by a 26% interest in one of the Company's subsidiaries.

      Credit agreement of (euro)2,100 with one of the commercial banks, expired in May 2009 without being extended.

      Item 9. The Offer and Listing

      ICTS's shares of common stock are currently traded on the Bulletin Board OTC under the symbol ICTSF.OB.

      The reported high and low closing sales prices per shares during the last five years were as follows:

      Year                                        High               Low
      ----                                        -----             -----
      2004                                        $8.42             $1.35
      2005                                        $3.23             $1.58
      2006                                        $2.54             $0.10
      2007                                        $2.79             $1.40
      2008                                        $2.30             $1.70

      The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

      2006                                        High               Low
      ----                                        -----             -----
      First quarter                               $2.54             $2.18
      Second quarter                              $2.33             $1.65
      Third Quarter                               $1.90             $1.06
      Fourth Quarter                              $2.30             $0.10

      2007                                        High               Low
      ------                                      -----             -----
      First Quarter                               $2.79             $2.00
      Second Quarter                              $2.25             $1.60
      Third Quarter                               $2.05             $1.45
      Fourth Quarter                              $1.98             $1.40

      2008                                        High               Low
      ------                                      -----             -----
      First Quarter                               $2.20             $1.80
      Second Quarter                              $2.20             $2.00
      Third Quarter                               $2.30             $1.92
      Fourth Quarter                              $2.20             $1.70

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

      Shares

      The Company's authorized share capital is currently divided into 17,000,000 common shares, per value 0.45 Euro per common share. The common shares may be in bearer or registered form. As of December 31, 2008 and 2007,

6,672,980 shares were issued. The Company holds 144,880 shares of treasury stock.

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

      Issues of Shares; Pre-emptive Rights

      The Company's Supervisory Board has the power to issue shares. The shareholders have by an authorizing resolution provided such authority for a five year period ending December 17, 2008. The number of shares the Supervisory Board is authorized to issue must be set at the time of the resolution and may not exceed 17,000,000 shares of the common shares then outstanding.

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

      On December 17, 2008, shareholders authorized the Company, for a period of 18 months, to expend funds up to $6.5 million to repurchase common shares in the open market at prices not to exceed $10 per share. As of May 31, 2009 the Company has not re-purchased any shares.

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

      The summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding shares, nor does it purport to furnish information in the same detail or with the attention to an investor's specific tax circumstances that would be provided by an investor's own tax adviser. Accordingly, prospective purchasers of shares are advised to consult their own tax advisers with respect to their particular circumstances and with respect to the effects of U.S. federal, state, local, or other laws to which they may be subject.

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

      Taxation of Dividends

      For U.S. federal income tax purposes, the gross amount of distributions (including any withholding tax thereon) made by the Company out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be included in the gross income of a direct U.S. Holder as foreign source dividend income on the date of receipt but will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Subject to the discussion below regarding passive foreign investment companies, the Company should be considered to be a "qualified foreign corporation" so that such dividends should be eligible to be taxed as net capital gains (at a maximum U.S. federal rate of 15 percent). Distributions in excess of the earnings and profits of the Company will be treated, for U.S. federal income tax purposes, first as a nontaxable return of capital to the extent of the U.S. Holder's basis in the shares (thereby increasing the amount of any gain and decreasing the amount of any loss realized on the subsequent disposition of such shares) and then as a gain from the sale or exchange of the shares. The amount of any dividend paid in Euro will be equal to the U.S. dollar value of the Euro on the date of receipt regardless of whether the U.S. Holder converts the payment into U.S. dollars.

      The declaration of dividends will be at the discretion of the Company's board of directors and will depend upon the Company's earnings, capital requirements, financial position, general economic conditions, and other pertinent factors. The Company cannot assure you that dividends will be paid in the future.

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

      Depending on the particular circumstances of the U.S. Holder, dividends accrued from shares will generally be classified, for foreign tax credit purposes, as passive income or financial services income. A U.S. Holder who finds it more advantageous because of such limitations, to claim the Netherlands dividend withholding tax as a deduction instead of a credit may do so, but only for a year for which such Holder does not claim a credit for any foreign taxes. If the U.S. Holder is a U.S. partnership, trust, or estate, any tax credit is available only to the extent that the income derived by such partnership, trust, or estate is subject to U.S. tax on the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be.

      Taxation on Sale or Disposition of Shares

      Subject to the discussion below regarding passive foreign investment companies, U.S. Holders will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's adjusted tax basis in the shares. In general, a U.S. Holder's adjusted tax basis in the shares will be equal to the amount paid by the U.S. Holder for such shares. For shares held for one year or less, any such gain or loss will generally be treated as short-term gain or loss and taxed as ordinary gain or loss. If the shares have been held for more than a year, any such gain or loss will generally be treated as long-term capital gain or loss. U.S. Holders are advised to consult a competent tax adviser regarding applicable capital gains tax provisions and sourcing of capital gains and losses for foreign tax credit purposes.

      Gift and Estate Tax

      An individual U.S. Holder may be subject to U.S. gift and estate taxes on shares in the same manner and to the same extent as on other types of personal property.

      Backup Withholding and Information Reporting

      Payments in respect of the shares may be subject to information reporting to the U.S. Internal Revenue Service and to a 31% U.S. backup withholding tax. Backup withholding generally will not apply, however, to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification) and a non-US Holder will provide such certification on a version of Form W-8 (Certificate of Foreign Status).

      Passive Foreign Investment Company

      Management has determined that the Company has not been a passive foreign investment company ("PFIC") for United States federal income tax purposes for prior taxable years and believes that the Company will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and thus subject to change. The Company would be a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held shares, either (i) at least 75% of the Company's gross income for the taxable year is passive income, or (ii) at least 50% of the Company's assets are attributable to assets that produce or are held for the production of passive income. Under a "look-through" rule, a corporation takes into account a pro rata share of the income and the assets of any corporation in which it owns, directly or indirectly, 25% or more of the stock by value. Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. The 50% asset test would apply to the Company based on fair market values.

      If the Company is a PFIC for any taxable year during which a U.S. Holder holds shares, the U.S. Holder will be subject to special tax rules with respect to:

      o any "excess distribution" that the U.S. Holder receives on shares, and

      o any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the shares,

unless the U.S. Holder makes a "qualified electing fund" or "mark-to-market" election as discussed below.

      Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder's holding period for the shares will be treated as an excess distribution. Under these special tax rules:

      o the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the shares,

      o the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and

      o the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

      The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if the U.S. Holder holds the shares as capital assets.

      If the Company were to become a PFIC, a U.S. Holder may avoid taxation under the excess distribution rules discussed above by making a "qualified electing fund" election to include the U.S. Holder's share of the Company's income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the Company, as a PFIC, agree to furnish the shareholder annually with certain tax information. Management has not decided whether, under such circumstances, the Company would prepare or provide such information.

      Alternatively, if the Company were to become a PFIC, a U.S. Holder may make a mark-to-market election to elect out of the excess distribution rules discussed above. If a U.S. Holder made a mark-to-market election for the shares, the U.S. Holder would include in income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of the U.S. Holder's taxable year over the U.S. Holder's adjusted basis in such shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the shares included in the U.S. Holder's income for prior taxable years. Amounts included in a U.S. Holder's income under a mark-to-market election, as well as gain on the actual sale or other disposition of the shares are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares, as well as to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. A U.S. Holder's basis in the shares will be adjusted to reflect any such income or loss amounts. Other than net capital gains treatment for dividends, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by the Company.

      The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or the national market system established pursuant to section 11A of the Exchange Act, or any exchange or market that the IRS has determined has rules sufficient to carry out the purposes of the income tax rules. There can be no assurance that the Company will continue to satisfy the requirements of the mark-to-market election.

      Taxes in the Netherlands

      The following is a general non-exhaustive discussion of the tax laws in the Netherlands as they relate to the operations of the Company.

      Corporate Income Taxes

      ICTS is incorporated under the laws of the Netherlands and is therefore subject to the tax laws of the Netherlands. In 2009 the standard corporate income tax rate will be 20% on profits up to (euro) 200,000 and 25.5% for the excess. In 2008 the standard corporate income tax rate was 20% applicable for taxable profits up to (euro) 275,000 and 25.5% for the excess.

      ICTS and a number of its Dutch resident subsidiary companies form a fiscal unity for Dutch corporate income tax purposes. As a result, Dutch corporate income tax is levied from these entities on a consolidated basis at the level of ICTS.

      For Dutch corporate income tax purposes business affiliates should calculate their profits on an "at arms length" basis. In case transactions between such affiliates are made or imposed on conditions (transfer prices) which differ from those conditions which would have been made or imposed between independent entities in the free market, the profits of those entities are determined as if the latter conditions had been agreed.

      Participation Exemption

      In  general,  the  Dutch  participation   exemption  is  applicable  to  a
shareholding held by ICTS in a subsidiary company in case the following conditions are met:

(i) The subsidiary company has a capital divided into shares; and

(ii) ICTS holds at least 5% of the nominal paid-in share capital of the subsidiary company; unless the subsidiary company can be considered as a low-taxed portfolio investment company;

      A subsidiary company is considered as "low-taxed" in case the company is not subject to a profit tax that equals at least an effective tax rate of 10% over a taxable base determined according to Dutch standards.

      Whether or a subsidiary company qualifies as a (low taxed) portfolio investment company is determined based on an asset test at the level of the subsidiary. A shareholding is qualified as a portfolio investment if the assets of the subsidiary directly or indirectly consist predominantly (i.e. for more than 50%) of "free portfolio investments", being portfolio assets that are not used for business activities, including assets used for passive group financing activities. The test is applied from the perspective of the subsidiary itself.

      Nonetheless, the participation exemption will be applicable in case 90% or more of the assets of the subsidiary company consist of real estate.

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

      In case the participation exemption is not applicable, income derived from a subsidiary company will be taxed in the hands of ICTS against ordinary corporate income tax rates, while a (partial) credit may be allowed for underlying taxes.

      Costs  related  to  the  acquisition  of  qualifying   participations  are
generally added to the cost price of the acquisition and are as such not deductible. Other expenses relating to participations (e.g. the cost of financing), regardless of whether they are resident in the Netherlands or abroad, are in principle deductible (however, see infra). As of 2007, costs related to the disposal of participations falling within the scope of the participation exemption will also no longer be deductible.

      Interest deduction limitations

      As of January 1, 2004, thin capitalization rules were introduced in the Netherlands which include restrictions on the deductibility of interest in the case of companies that are excessively financed by debts. A company is regarded as excessively financed by debts if the average annual debt for tax purposes exceeds three times the average annual equity for tax purposes to the extent that the excess is larger than (euro)500,000. As an alternative to applying the fixed 3:1 debt/equity ratio, as a safe harbor, ICTS may from year to year decide to apply the average debt/equity ratio of the "top entity" of the group of companies to which it belongs as its maximum debt/equity ratio based on the statutory commercial (consolidated) accounts of that entity. The amount of non-deductible interest is limited to interest due to affiliated group companies (to the extent that such interest exceeds interest received from affiliated group companies).

      Besides the thin-capitalization regulations, Dutch tax law includes various other sets of anti-abuse provisions in relation to deduction of interest.

      Loss compensation

      As of 2008 the term for carry-back operating losses is reduced to one year. Further, the term for carry-forward of losses is restricted to nine years, subject to certain anti-abuse provisions. Not yet compensated losses will disappear after these terms have lapsed. Based on transitional rules, losses sustained in book years up to and including 2002 may be set-off against profits of book years up to and including 2011,

      Limitations on loss compensation may also apply in the case of so-called "holding losses", - losses incurred in a book year during which the activities of ICTS (jointly with the subsidiary companies that form part of the fiscal unity for Dutch corporate income tax purposes) for the entire or almost entire year, entirely or almost entirely consist of the holding of participations or the direct financing of related companies. This will be deemed not to be the case if at least 25 employees are engaged in other activities on a full-time basis.

      Corporate Income Tax 2007 Act, other changes

      As of January 1, 2007, changes to the corporate income tax legislation include the introduction of an "interest box" and a "patent box".

      In the interest box regime (not yet entered into force), subject to certain conditions, the positive balance of interest receivable from and payable to group companies will be taxed against an effective tax rate of 5% (up to a certain maximum depending on the amount of equity for tax purposes). Application of the interest box regime is optional. Therefore, ICTS may determine itself whether or not to apply the interest box regime. If applied, the interest box regime must, in principle, be applied by all Dutch resident group companies for a period of at least 3 years.

      In the patent box regime, which has entered into force, income from self-developed intangible assets will be taxed an effective tax rate of 10%. In general, the maximum amount of income to be taxed this special rate is limited to 4 times the total costs in relation to the intangible assets. Application of the patent box is possible in relation only to intangible assets for which a patent is granted. Further, application of the patent box regime is subject to the condition that the income generated with an intangible asset, can for 30% or more, be attributed to the patent. Brands, images and similar assets are excluded from the patent box regime. Application of the patent box regime is optional. ICTS may also decide to deduct R&D costs against other regularly taxed income when determining its taxable income. At a later stage, subject to certain conditions aimed at avoiding that costs are deducted against regular corporate income tax rates whereas income is taxed under the patent box regime against an effective rate of 10%, ICTS may in this case still decide to apply the patent box regime.

      Further, as of January 1, 2008 restrictions apply on the depreciation period of goodwill and other business assets. The minimum depreciation period for goodwill is 10 years. The minimum depreciation period for other business assets is 5 years. It should still be possible to value assets at lower going-concern value. Further, restrictions have been introduced on the depreciation of real estate property. Depreciation of investment property is no longer allowed in case the book value of the property falls below the official fair market value of the property for tax purposes. The depreciation of real estate property used as part of a trade or business is allowed as long as the book value of the real estate property does not fall below 50% of the official fair market value of the property for tax purposes.

      Dutch Tax Consequences of Holding Shares

      The following is a general, non-exhaustive summary of Dutch tax consequences to a holder of Common Shares who is not, or is not deemed to be, a resident of the Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder") and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change, possibly on a retroactive basis. The summary does not address taxes imposed by the Netherlands other than dividend withholding tax, personal income tax, corporate income tax and gift and inheritance tax. The discussion does not address the tax consequences under tax laws in any other jurisdictions besides the Netherlands.

      Dividend Withholding Tax in the Netherlands

      ICTS currently does not anticipate paying any dividends in the foreseeable future. To the extent that dividends are distributed by ICTS, such dividends ordinarily would be subject, under the tax laws of the Netherlands, to a withholding tax at a rate of 15%. Dividends include distributions in cash or in kind, deemed dividends and redemption and liquidation proceeds in excess of, for Dutch tax purposes, recognized paid-in capital. In case there are profits or in case profits can be anticipated, the repayment of ICTS' share premium is also subject to dividend withholding tax. Further, share dividends are subject to Dutch dividend withholding tax, unless distributed out of the paid-in share premium of ICTS as recognized for tax purposes in the Netherlands.

      A non-resident Shareholder can be eligible for a reduction or a refund of Dutch dividend withholding tax under a tax convention which is in effect between the country of residence of the shareholder and the Netherlands, or under the provisions of the EU Parent/Subsidiary Directive. The Netherlands has concluded such conventions with, among others, the United States, most European Union member states, Canada, Switzerland and Japan. Under most of these conventions, dividend withholding tax in the Netherlands is effectively set at a rate of 15% in the case of an individual shareholder, and is reduced to lower rates in the case of a corporate shareholder.

      Under the tax convention currently in force between the United States and the Netherlands (the "Treaty"), dividends paid by ICTS to an individual shareholder resident in the United States or a corporate shareholder organized under the laws of the United States or any State or territory thereof holding less than 10% of the voting power in ICTS (each, a "U.S. Treaty Shareholder"), are subject to Dutch dividend withholding tax of 15%, unless such U.S. Treaty Shareholder has a permanent establishment or permanent representative in the Netherlands to which or to whom the Common Shares are attributable. Subject to certain conditions, the dividend withholding tax rate may be reduced to 5% or 0% in case a qualifying U.S. resident corporate shareholder would hold at least 10% respectively at least 80% of the voting power in ICTS.

      Generally, there is no dividend withholding tax applicable in the Netherlands on the sale or disposition of Common Shares to persons other than ICTS or its subsidiaries or affiliates. In case of sale or disposition of Common Shares to ICTS or any of its subsidiaries, dividend withholding tax in the Netherlands may apply. However, after January 1, 2008, in exceptional cases, Dutch dividend withholding tax will not apply to repurchases of shares by ICTS.

      In addition, in an effort to reduce the practice of dividend stripping to reduce or avoid the applicable taxes, the Dutch tax authorities have introduced new laws to avoid such practices effective retroactively as of April 27, 2001, which may have an impact on the levy of dividend withholding tax.

      Income Tax and Corporate Income Tax in the Netherlands

      Based on Dutch domestic tax law, a non-resident Shareholder is subject to Dutch income tax or Dutch corporate income tax with respect to dividends distributed by ICTS on the Common Shares or with respect to capital gains derived from the sale or disposal of Common Shares in case:

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

      The Netherlands' right to levy tax with respect to dividends distributed by ICTS to a non-resident Shareholder or capital gains derived from the sale or disposal of shares in ICTS by a non-resident Shareholder may be limited under a tax convention which may be in effect between the country of residence of the shareholder and the Netherlands.

      In case Dutch income tax is due with respect to dividends distributed by ICTS, Dutch dividend withholding tax levied with respect to such dividends can be credited against the income tax due as a pre-tax.

      If certain conditions are met, a non-resident individual taxpayer can opt to be treated like a resident of the Netherlands for tax purposes. This choice will allow the individual to benefit from deductions and other tax benefits only available to residents of the Netherlands. Whether or not such choice could be beneficial should be determined separately in each individual case.

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

      Tax assessment in the U.S

      Under ongoing tax examination of the U.S subsidiaries of the Company, by the U.S tax authorities, through the years ended December 31, 2002 to 2004, the subsidiaries were required to provide information regarding their treatment of certain expenses. By letter dated August 15, 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division was ongoing by a grand jury regarding possible criminal tax violations by the subsidiary for the tax years 2002 and 2003 regarding certain royalty payment made to the Company. In 2008 the Company was advised that the criminal investigation was dismissed. The IRS has proposed a number of adjustments that collectively result in an assessed tax liability including penalties of $7.3 million plus interest. Management is vigorously contesting the proposed adjustments and has filed a "protest" with the IRS. This matter will be heard by the Appellate Division of the IRS, at which time management will have a opportunity  to  present  its  position  on the  various  issues  raised  at the examination level. Management has provided for possible tax liabilities resulting from this examination in its financial statements presented herein.

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

      Subsidiary Information

      Not applicable

Item 11. Quantitative and Qualitative Disclosure About Market Risk

      Foreign Currency Exchange Risk - applies to Company's operations outside the USA. In 2008, about 41% of the Companies revenues were derived in the USA, and 59% was derived in Europe.

      The Company is subject to changes in the rate based on the Federal Reserve actions and general market interest fluctuations. The Company believes that moderate interest rate increases will not have a material adverse impact on the results of their operations, or financial position, in the foreseeable future. An increase of 1% in the interest rate would have increased the Company's interest expense for factor advances, bank loans, and other parties, by approximately $125,000 in the year ended December 31, 2008.

      See also note 2 in the financial statements.

Item 12. Description of Securities Other than Equity Securities

      Not applicable

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

      As of December 31, 2008 two of the subsidiaries were in violation of certain financial covenants specified in the credit agreement, including the payment of dividends without the approval of the commercial bank and the maintenance of a minimum tangible net worth threshold. However the commercial bank accepted those violations with no penalties to the Company. On May 1, 2009 the credit agreement expired.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not applicable

Item 15. Controls and Procedures.

         Management's report on internal control over financial reporting

      (a) Our management, including our chief executive officer and chief financial officer, have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

      (b) Our management including our chief executive officer and our chief financial officer are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

      Our management including our chief executive officer and our chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has based the assessment in a scope that includes the significant subsidiaries i.e. ISEC International Security B.V, Procheck International BV, I-SEC Netherlands BV, I-SEC France and Huntleigh Corp USA; collectively "Subsidiaries". Our management including our chief executive officer and our chief financial officer has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2008 based on these criteria.

      This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

      Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

      (c) There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Fees Paid to Our Independent Registered Public Accounting Firm

      The following table sets forth the aggregate fees billed by our registered independent auditors, MHM Mahoney Cohen, CPAs, P.C. ("MHM MC"), for services rendered to us for the year ended December 31, 2008. The fee billed by MHM MC, our independent registered public accounting firm, for audit and other professional services during 2008 is summarized below. The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee.

                                                 2008    2007
                                                 ----    ----
                Audit fees:
                Audit fees                       300     300
                Audit related fees
                Sub-total                        300     300
                Non-Audit services:
                Tax fees
                Total fees                       300     300

Item 16D. Exemptions from listing standards for Audit Committees.

      One of the Company's directors who acts as the chairman of the Company's Audit Committee is also a director and chairman of the Audit Committee of one of the Company's affiliates. Other than such affiliation such director meets the independence requirement for each such entity.

Item 16F. Change in Accountants Disclosure.

      ICTS International N.V. ("the Company") appointed MHM Mahoney Cohen CPAs as the Company's new auditor on January 8, 2009. The Company's audit committee approved the engagement of the successor firm of MHM Mahoney Cohen CPAs. The Company was notified that the shareholders of Mahoney Cohen & Company, CPA, P.C. ("MC"), became shareholders of Mayer Hoffman McCann P.C pursuant to an asset purchase agreement which is registered with the PCAOB. The New York practice of Mayer Hoffman McCann P.C. now operates under the name MHM Mahoney Cohen CPAs.

      During the Company's two most recent fiscal years ended December 31, 2007 and December 31, 2006, and through the date of this Current Report on this Form 20F, the Company did not consult with MHM Mahoney Cohen CPAs regarding any of the matters or reportable events set forth in Item 304 (a)(2) (i) and (ii) of Regulation S-K.

      The audit reports of MC were based on the consolidated financial statements of the Company as of and for the years ended December 31, 2007 and 2006 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified except that both reports included emphasis paragraphs relating to an uncertainty as to the Company's ability to continue as a going concern and regarding other uncertainties.

      In connection with the audits of the Company's consolidated financial statements for each of the fiscal years ended December 31, 2007 and December 31, 2006 and through the date of this Current Report on Form 20F, there were (i.) no disagreements between the Company and MC on any matters of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of MC, would have caused MC to make reference to the subject matter of the disagreement in their reports on the Company's financial statements for such years or for any reporting period since the Company's last fiscal year end and (ii) no reportable events within the meaning set forth in Item 304 (a)(1)(v) of Regulation S-K were noted, except in 2006 the Company reported material weaknesses as noted on Item 15 of Form 20-F for the year ended December 31, 2006 filed July 17, 2007. These matters were remediated in 2007.

Item 16G. Corporate Governance.

      There are no significant differences between the corporate governance practices in the Netherlands and the U.S. The Company has adapted the U.S. practices.

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

      Consolidated Statements of Cash Flows

      Notes to Consolidated Financial Statements

Item 19. Exhibits

      1. Articles of Association of the Company.*

      2. Articles of Amendment of the Articles of Association filed as exhibit to Form 6K dated April 22, 2009.

      3. Specimen of the Company's Common Stock.*

      4. Code of Ethics for Principal Executive Officers and Senior Financial Officers.**

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

                                      ICTS INTERNATIONAL, N.V. AND SUBSIDIARIES

                                      By: /s/ Avraham Dan
                                      -----------------------------
                                      Name: Avraham Dan
                                      Title: Managing Director

Date: June 24, 2009

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

                               2008 ANNUAL REPORT

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page

Reports of Independent Registered Public Accounting Firms                    F-2

  Consolidated Financial Statements:

  Consolidated Balance Sheets                                                F-4

  Consolidated Statements of Operations and Comprehensive Loss               F-5

  Consolidated Statements of Changes in Shareholders' Deficiency             F-6

  Consolidated Statements of Cash Flows                                      F-7

  Notes to Consolidated Financial Statements                                 F-9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ICTS INTERNATIONAL N.V AND SUBSIDIARIES

      We have audited the accompanying consolidated balance sheet of ICTS International N.V. and Subsidiaries as of December 31, 2008 and the related consolidated statements of operations and comprehensive loss, changes in shareholders' deficiency, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICTS International N.V. and Subsidiaries as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

      As disclosed in Notes 13 and 16, the Company is involved in significant litigation in connection with (a) an audit of the Company's operations in the United States of America by the Internal Revenue Service (b) the September 11, 2001 terrorist attacks in the United States of America, (c) unpaid rent obligations related to certain non-core businesses which have been discontinued in the United States of America, and (d) certain claims made against the Company by the United States Transportation Security Administration.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, deficiencies in working capital and is subject to potential material contingencies as discussed in the preceding paragraph. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ MHM Mahoney Cohen CPAs
   (The New York Practice of Mayer Hoffman McCann P.C.)

New York, New York
June 26, 2009

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ICTS INTERNATIONAL N.V AND SUBSIDIARIES

      We have audited the accompanying consolidated balance sheet of ICTS International N.V. and Subsidiaries as of December 31, 2007 and the related consolidated statements of operations and comprehensive loss, changes in shareholders' deficiency, and cash flows for each of the years in the two year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICTS International N.V. and Subsidiaries as of December 31, 2007 and the results of its operations and its cash flows for each of the years in the two year period then ended in conformity with accounting principles generally accepted in the United States of America.

      As disclosed in Notes 13 and 16, the Company is involved in significant litigation in connection with: (a) an audit of the Company's operations in the United States of America by the Internal Revenue Service (b) the September 11, 2001 terrorist attacks in the United States of America, (c) unpaid rent obligations related to certain non-core businesses which have been discontinued in the United States of America, (d) certain claims made against the Company by the United States Transportation Security Administration and (e) the successful renewal of a material contract by one of the Company's subsidiaries.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, deficiencies in working capital and is subject to potential contingencies as discussed in the preceding paragraph. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Mahoney Cohen & Company, CPA, P.C.

New York, New York
June 30, 2008

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
              (US $ and (euro) in thousands, except per share data)

                                                                                                     December 31,
                                                                                           --------------------------------
ASSETS                                                                                        2008                   2007
                                                                                           --------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                                                                $  3,750                $  2,095
  Restricted cash                                                                              --                     1,795
  Accounts receivable, net                                                                   11,448                  10,200
  Prepaid expenses and other current assets                                                   1,373                   1,681
  Current assets from discontinued operations                                                  --                     2,873
                                                                                           --------------------------------

Total current assets                                                                         16,571                  18,644

Property and equipment, net                                                                   1,728                   1,519
Customer relationship, net                                                                     --                        53
Goodwill                                                                                        314                     314
Restricted cash                                                                               3,500                   3,500
Other receivable - United States government                                                   3,000                   2,934
Other assets                                                                                    283                     139
                                                                                           --------------------------------

Total assets                                                                               $ 25,396                $ 27,103
                                                                                           ================================

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
  Notes payable-bank                                                                       $  4,861                $  6,719
  Accounts payable                                                                            4,087                   4,432
  Accrued expenses and other current liabilities                                             21,023                  16,181
  Convertible notes payable to related party,
    including accrued interest                                                                 --                       884
  Current liabilities from discontinued operations                                            1,898                   2,089
                                                                                           --------------------------------

Total current liabilities                                                                    31,869                  30,305

Convertible notes payable to related party,
  including accrued interest                                                                  6,072                   5,644
Other liabilities                                                                             3,144                   3,234
Non-current liabilities from discontinued operations                                          7,276                   8,530
                                                                                           --------------------------------

Total liabilities                                                                            48,361                  47,713
                                                                                           --------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 16)

SHAREHOLDERS' DEFICIENCY:
  Common stock, (euro)0.45 par value; 17,000,000
    shares authorized; 6,672,980 shares issued and
    6,528,100 shares outstanding                                                              3,605                   3,605
  Additional paid-in capital                                                                 20,655                  20,554
  Accumulated deficit                                                                       (38,827)                (36,858)
  Accumulated other comprehensive loss                                                       (7,499)                 (7,012)
  Treasury stock, at cost; 144,880 shares                                                      (899)                   (899)
                                                                                           --------------------------------

Total shareholders' deficiency                                                              (22,965)                (20,610)
                                                                                           --------------------------------

Total liabilities and shareholders' deficiency                                             $ 25,396                $ 27,103
                                                                                           ================================

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
              (US $ and (euro) in thousands, except per share data)

                                                                                     Year Ended December 31,
                                                                     -------------------------------------------------------
                                                                         2008                  2007                 2006
                                                                     -------------------------------------------------------
Revenue                                                              $    98,809           $    64,780           $    60,791
Cost of revenue                                                           85,107                52,397                55,284
                                                                     -------------------------------------------------------

GROSS PROFIT                                                              13,702                12,383                 5,507
Selling, general, and administrative expenses                             15,341                13,338                14,878
                                                                     -------------------------------------------------------

OPERATING LOSS                                                            (1,639)                 (955)               (9,371)
Other income (expense), net                                                 (856)               (3,580)                  527
                                                                     -------------------------------------------------------

LOSS BEFORE EQUITY LOSS FROM INVESTMENTS IN
   AFFILIATES AND INCOME TAXES                                            (2,495)               (4,535)               (8,844)

Equity loss from investments in affiliates                                  --                  (2,479)                 (132)
Income taxes                                                                (402)                 (966)                 (846)
                                                                     -------------------------------------------------------

LOSS FROM CONTINUING OPERATIONS                                           (2,897)               (7,980)               (9,822)
Income (loss) from discontinued operations,
  net of income tax benefit (expense) of
  $(2), $2,470 and $(2,476) in 2008, 2007
  and 2006, respectively.                                                    928                 5,422                (4,248)
                                                                     -------------------------------------------------------

NET LOSS                                                             $    (1,969)          $    (2,558)          $   (14,070)
                                                                     =======================================================

NET INCOME (LOSS) PER SHARE, BASIC AND DILUTED
Continuing operations                                                $     (0.44)          $     (1.22)          $     (1.51)
Discontinued operations                                                     0.14                  0.83                 (0.65)
                                                                     -------------------------------------------------------

Net loss per share                                                   $     (0.30)          $     (0.39)          $     (2.16)
                                                                     =======================================================

Weighted average number of shares outstanding                          6,528,100             6,528,100             6,528,100
                                                                     =======================================================

COMPREHENSIVE LOSS
Net loss                                                             $    (1,969)          $    (2,558)          $   (14,070)
Translation adjustment                                                      (487)                   80                  (399)
Unrealized gain on marketable equity securities                             --                     497                   104
                                                                     -------------------------------------------------------

Comprehensive loss                                                   $    (2,456)          $    (1,981)          $   (14,365)
                                                                     =======================================================

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY
              (US $ and (euro) in thousands, except per share data)

                                                                                              Accumulated
                                               Common Stock        Additional                    Other                    Total
                                           --------------------     Paid-In    Accumulated   Comprehensive  Treasury   Shareholders'
                                            Shares       Amount     Capital      Deficit         Loss        Stock      Deficiency
                                           ---------------------------------------------------------------------------------------
BALANCE at JANUARY 1, 2006                 6,528,100     $3,605     $19,670     $(20,230)      $(7,294)      $(899)      $ (5,148)

Stock-based compensation                        --         --           511         --            --          --              511
Net loss                                        --         --          --        (14,070)         --          --          (14,070)
Translation adjustment                          --         --          --           --             104        --              104
Unrealized loss on marketable
  equity securities                             --         --          --           --            (399)       --             (399)
                                           ---------------------------------------------------------------------------------------

BALANCE at DECEMBER 31, 2006               6,528,100      3,605      20,181      (34,300)       (7,589)       (899)       (19,002)
Stock-based compensation                        --         --           373         --            --          --              373
Net loss                                        --         --          --         (2,558)         --          --           (2,558)
Translation adjustment                          --         --          --           --              80        --               80
Unrealized gain on marketable
  equity securities                             --         --          --           --             497        --              497
                                           ---------------------------------------------------------------------------------------

BALANCE at DECEMBER 31, 2007               6,528,100      3,605      20,554      (36,858)       (7,012)       (899)       (20,610)
Stock-based compensation                        --         --           101         --            --          --              101
Net loss                                        --         --          --         (1,969)         --          --           (1,969)
Translation adjustment                          --         --          --           --            (487)       --             (487)
                                           ---------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2008               6,528,100     $3,605     $20,655     $(38,827)      $(7,499)      $(899)      $(22,965)
                                           ======================================================================================

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              (US $ and (euro) in thousands, except per share data)

                                                                                         Year Ended December 31,
                                                                             ----------------------------------------------
                                                                               2008               2007                2006
                                                                             ----------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                     $(1,969)           $(2,558)           $(14,070)
Income (loss) from discontinued operations                                       928              5,422              (4,248)
                                                                             ----------------------------------------------

Loss from continuing operations                                               (2,897)            (7,980)             (9,822)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation and amortization                                                  781              1,218               1,127
  Impairment of property and equipment                                             4                 48                  40
  Deferred income taxes                                                         --                 --                    42
  Loss (gain) on property and equipment                                          (12)               (59)                  6
  Other receivable - United States government                                    (64)              --                  --
  Other assets                                                                    38               (295)               (575)
  Impairment of investments                                                     --                  855                --
  Equity loss in investments in affiliates                                      --                2,290                 132
  Stock- based compensation                                                      101                373                 511
  Gain on settlement of liability                                               --               (4,266)               --
  Changes in assets and liabilities:
    Accounts receivable, net                                                  (1,339)               364                 438
    Prepaid expenses and other current assets                                    265                103                 (20)
    Decrease in deposits                                                        --                   93                  82
    Accounts payable                                                            (306)               633                 924
    Accrued expenses and other current liabilities                             4,930              2,827               1,314
    Net cash provided by (used in) discontinued
      operations                                                               2,356                175              (1,824)
                                                                             ----------------------------------------------

Net cash provided by (used in) operating activities                            3,857             (3,621)             (7,625)
                                                                             ----------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                          (1,042)              (792)               (630)
  Proceeds from affiliates                                                      --                 --                   443
  Proceeds from sale of property and equipment                                    61                135                  22
  Proceeds from sale of equity method investments                               --                  295                 419
  Proceeds from sale of other investments
    previously impaired                                                         --                 --                   224
  Decrease (increase) in restricted cash                                       1,791               (770)               (665)
  Increase in other assets                                                      (185)              --                   (14)
  Net cash provided by discontinued operations                                  --                   55                --
                                                                             ----------------------------------------------

Net cash provided by (used in) investing activities                              625             (1,077)               (201)

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONCLUDED)
              (US $ and (euro) in thousands, except per share data)

                                                                                          Year Ended December 31,
                                                                             -----------------------------------------------
                                                                               2008                2007                2006
                                                                             -----------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of other liabilities                                                (91)               (195)               (144)
  Net increase (decrease) in notes payable - bank                             (1,824)              1,562               1,224
  Net proceeds (repayments of) convertible notes
     payable to related party                                                   (234)              3,991               2,652
  Net cash from discontinued operations to
     financing activities                                                       --                  (373)               --
                                                                             -----------------------------------------------

Net cash provided by (used in) financing activities                           (2,149)              4,985               3,732
                                                                             -----------------------------------------------

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE
  RATES ON CASH AND CASH EQUIVALENTS                                            (678)                 65                 (90)
                                                                             -----------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               1,655                 352              (4,184)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                   2,095               1,743               5,927
                                                                             -----------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                       $ 3,750             $ 2,095             $ 1,743
                                                                             ===============================================

                                                                                          Year Ended December 31,
                                                                             -----------------------------------------------
                                                                               2008                2007                2006
                                                                             -----------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
  Cash paid during the year for:
  Interest                                                                   $   565             $   624             $   667
                                                                             ===============================================

  Income taxes                                                               $   270             $   226             $   110
                                                                             ===============================================

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 1 - ORGANIZATION

Description of Business

ICTS International N.V. and its subsidiaries (collectively referred to herein as "ICTS" or the "Company") is a provider of aviation security and other aviation-related services through service contracts with airlines and airport authorities mainly in Europe and the United States of America.

Liquidity and Financial Condition

The Company has a history of recurring losses and working capital deficiencies. The Company incurred net losses of $1,969, $2,558, and $14,070 during the years ended December 31, 2008, 2007, and 2006, respectively. As of December 31, 2008, the Company had a working capital deficit and shareholders' deficiency of $15,298 and $22,965, respectively. In addition, as further described in Notes 13 and 16, the Company is subject to potential material contingencies in connection with: (a) an audit of the Company's operations in the United States of America by the Internal Revenue Service (b) the September 11, 2001 terrorist attacks in the United States of America, (c) unpaid rent obligations related to certain non-core businesses which have been discontinued in the United States of America, and (d) certain claims made against the Company made by the United States Transportation Security Administration. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that the Company's operating cash flows and related party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash to continue to operate the Company will be successful. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S.GAAP"). The significant accounting policies are as follows:

Functional Currency

The accompanying consolidated financial statements are presented in United States dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No 52, "Foreign Currency Translation." The Company has determined that the functional currency of its foreign subsidiaries is the local currency, which is predominantly the Euro. For financial reporting purposes, the assets and liabilities of such subsidiaries are translated into United States dollars using exchange rates in effect at the balance sheet date. The revenue and expenses of such subsidiaries are translated into United States dollars using average exchange rates in effect during the reporting period. Resulting translation adjustments are presented as a separate category in shareholders' deficiency called accumulated other comprehensive loss.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The most significant estimates and assumptions relate to the (a) calculation of the allowance for doubtful accounts, (b) recognition of contingent liabilities, (c) calculation of income taxes, (d) impairment evaluation of marketable equity securities and equity method investments and (e) calculation of stock-based compensation for stock option grants. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of ICTS and its wholly-owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents.

Restricted Cash

During 2007, the Company won a bid to provide security services to Schiphol International Airport in the Netherlands. Pursuant to the terms of the arrangement, the Company provided the airport with a guarantee of approximately $1,800 through a commercial bank to guarantee the performance of its services. The Company secured such guarantee by depositing cash collateral of $1,800 with this commercial bank. As of December 31, 2007, the cash collateral is reflected as restricted cash on the accompanying balance sheet. In 2008, the Company was released from the cash collateral requirement.

The Company has a $3,500 time deposit with a commercial bank that serves as cash collateral to secure a loan and security agreement for one of its subsidiaries (See Note 7). As of December 31, 2008 and 2007, the cash collateral is reflected as restricted cash on the accompanying balance sheet.

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered. The Company provides an allowance for doubtful against accounts receivable to estimate losses resulting from customers' inability to pay. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customer and current economic trends. The Company writes off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible. As of December 31, 2008 and 2007, the allowance for doubtful accounts is $328 and $507, respectively.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Marketable Equity Securities

The Company accounts for marketable equity securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). All of the Company's marketable equity securities are classified as available for sale securities. Available for sale securities are reported at fair value (which is determined based upon the quoted market price of the underlying securities) with unrealized gains (losses) being reported, net of related income taxes, as a separate component of shareholders' equity (deficiency) called accumulated other comprehensive income (loss). Realized gains (losses) are included in the consolidated statement of operations upon the sale of the securities. As of December 31, 2007, the Company determined that the decline in fair value of its marketable equity securities was other than temporary and that the marketable equity securities were impaired. Accordingly, the Company recognized an impairment charge of $600. The impairment charge represents the carrying value of the marketable equity securities as of December 31, 2007 of $103 and cumulative unrealized losses through December 31, 2007 of $497 which were previously recognized in accumulated other comprehensive loss.

Investments in Affiliates

The Company accounts for investments in equity securities in which it holds an ownership interest of 20% or more and has the ability to exercise significant influence, provided it does not have control, using the equity method as prescribed by Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." The equity method requires the Company to recognize its share of the net income (loss) of its investees in the consolidated statement of operations until the carrying value of the investment is zero.

Property and Equipment

Equipment and facilities and vehicles are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in determining depreciation are as follows:

                                 Years
                                 -----
Equipment and facilities          3-20
Vehicles                          3-7

Leasehold improvements are amortized using the straight-line method over the shorter of the term of the lease or the estimated useful lives of the assets.

Customer Relationship

The customer relationship represents the fair value of an airport contract of an acquired business. The customer relationship is amortized using the straight-line method over the life of the contract of six years. As of December 31, 2008, the customer relationship is fully amortized.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

Goodwill represents the excess purchase price over the fair value of the net of tangible and intangible assets of an acquired business. Goodwill is reviewed for impairment at least annually by reporting unit using the two-step process outlined in Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." If the carrying value of the reporting unit's goodwill is not recoverable based upon a discounted cash flow analysis, then an impairment charge is recorded for the difference between the carrying value and the fair value of the reporting unit's goodwill. During the years ended December 31, 2008, 2007 and 2006, the Company has not recorded any impairment charges on its goodwill.

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, including the customer relationship, for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the projected future discounted cash flows as compared to the asset's carrying value. During the years ended December 31, 2008, 2007, and 2006, the Company has recorded impairment charges on its long-lived assets of $4, $48 and $40, respectively.

Convertible Debt Instruments

The Company evaluates and accounts for conversion options embedded in its convertible debt instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and Emerging Issues Task Force ("EITF") Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19"). SFAS 133 generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments in accordance with EITF 00-19. These three criteria include circumstances in which: (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable accounting principles generally accepted in the United States of America with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of SFAS 133. SFAS 133 and EITF 00-19 also provide an exception to this rule when the host instrument is deemed to be conventional (as that term is described in the implementation guidance to SFAS 133 and further clarified in EITF Issue No. 05-2, "The Meaning of Conventional Convertible Debt Instrument in Issue No. 00-19."

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Convertible Debt Instruments (Continued)

The Company accounts for convertible debt instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance with the provisions of EITF Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features" ("EITF 98-5"), and EITF Issue No. 00-27, "Application of EITF 98-5 to Certain Convertible Instruments." Accordingly, the Company records, when necessary, discounts to convertible debt instruments for the intrinsic value of conversion options embedded in convertible debt instruments based upon the differences between the fair value of underlying common stock at the commitment date of the debt instrument and the effective conversion price embedded in the debt instrument.

Comprehensive Loss

The Company reports comprehensive loss in accordance with SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires the disclosure of comprehensive income (loss) to reflect changes in shareholders' equity (deficiency) that result from transactions and economic events from non-owner sources. The Company's comprehensive loss for the years ended December 31, 2008, 2007, and 2006 consists of its net loss, foreign currency translation adjustment and unrealized gain (loss) on marketable equity securities.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No.123(R), and began to recognize compensation expense for share-based awards, including stock option grants, based upon the grant date fair value over the requisite service period, which is generally the vesting period of the award.

As  permitted  under SFAS  123(R),  the  Company  elected to adopt the  modified prospective transition method and continue to account for stock-based compensation granted prior to January 1, 2006 using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Revenue Recognition

Revenue is recognized as services are rendered, based on the terms contained in the contractual arrangements, provided the fee is fixed and determinable, the services have been rendered, and collection of the related receivable is reasonably assured.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of Revenue

Cost of revenue represents primarily payroll and related costs associated with employees who provide services under the terms of the Company's contractual arrangements. Such costs are recognized as services are provided.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs during the years ended December 31, 2008, 2007 and 2006 are $235, $111 and $115, respectively.

Income Taxes

The Company accounts for income taxes using the liability method as prescribed by SFAS No.109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when realization of net deferred tax assets is not considered more likely than not.

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No.48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48, which interprets Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," prescribes a recognition threshold or measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance or de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. On the date of adoption, there was no impact on beginning retained earnings pertaining to FIN 48 as a liability was already recorded for the Company's uncertain tax positions.

The Company recognizes interest related to uncertain tax positions in interest expense. The Company recognizes penalties related to uncertain tax positions in selling, general and administrative expenses.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is determined in the same manner as basic earnings (loss) per share, except that the number of shares is increased to include potentially dilutive securities using the treasury stock method. Because the Company incurred a net loss in all periods presented, all potentially dilutive securities were excluded from the computation of diluted earnings (loss) per share because the effect of including them is anti-dilutive.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings (Loss) Per Share (Continued)

The following table summarizes the number of common shares attributable to potentially dilutive securities outstanding for each of the periods which were excluded in the calculation of diluted earnings (loss) per share:

                                                                    Year Ended December 31,
                                                     ------------------------------------------------------
                                                       2008                   2007                  2006
                                                     ---------              ---------             ---------
Stock Options                                        1,632,000              1,723,000             1,920,000
Shares Issuable upon Conversion of
   Convertible Notes Payable to
   Related Party                                     2,208,000              1,865,000                --
                                                     ---------              ---------             ---------

Total                                                3,840,000              3,588,000             1,920,000
                                                     =========              =========             =========

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other current liabilities, and notes payable-bank approximate their carrying values due to the short-term nature of the instruments. The carrying value note payable to related party approximates its fair value due to the variable rate of interest being charged. The fair value of other liabilities is not readily determinable because comparable instruments do not exist.

Concentration of Credit Risk

Financial instruments which are subject to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Company maintains cash and cash equivalents and restricted cash in accounts with high quality financial institutions in the United States of America, Europe, and Israel. Bank accounts at financial institutions located in the United States of America are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250 per institution through December 31, 2013. As of December 31, 2008, the cash balances being held in the United States of America do not exceed the FDIC limit. Bank accounts located in Europe and Israel which hold $3,602 as of December 31, 2008 are uninsured.

The Company renders services to a limited number of airlines and airports through service contracts and provides credit without collateral. Some of these airlines and airports may have difficulties in meeting their financial obligations which can have a material adverse effect on the Company's financial position, cash flows and results of operations. To mitigate this risk, the Company regularly reviews the credit worthiness of its customers through its credit evaluation process.

Revenue from two customers represented 55%, 29% and 25% of total revenue during the years ended December 31, 2008, 2007 and 2006, respectively. Accounts receivable from two customers represented 41% and 23% of total accounts receivable as of December 31, 2008 and 2007, respectively.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties

The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic and/or political instability and trade restrictions). Such risks can cause the Company to have significant difficulties in connection with the sale or provision of its services in international markets and have a material impact on the Company's financial position, results of operations and cash flows.

Furthermore, as a result of its international operations, the Company is subject to market risks associated with foreign currency exchange rate fluctuations. The Company does not utilize derivative instruments to manage its exposure to such market risk. As such significant foreign currency exchange rate fluctuations can have a material impact on the Company's financial position, results of operations and cash flows.

Reclassifications

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. The Company adopted SFAS 157 as of January 1, 2008. The adoption of SFAS 157 did not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

In February, 2007, the FASB issued SFA No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which a company has chosen to use fair value on the face of the balance sheet. The Company adopted SFAS 159 as of January 1, 2008 and elected not to report any of its assets and liabilities at fair value. The adoption of SFAS 159 did not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (CONTINUED)

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"), which replaces SFAS No. 141, "Business Combinations," establishes principles and requirements for determining how an enterprise recognizes and measures the fair value of certain assets and liabilities acquired in a business combination, including non-controlling interests, contingent consideration, and certain acquired contingencies. SFAS 141(R) also requires acquisition-related transaction expenses and restructuring costs be expensed as incurred rather than capitalized as a component of the business combination. SFAS 141(R) will be applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141(R) would have an impact on the accounting for any businesses acquired by the Company after the effective date of the pronouncement.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, the Company would be required to report any non-controlling interests as a separate component of stockholders' equity. The Company would also be required to present any net income (loss) allocable to non-controlling interests and net income (loss) attributable to the shareholders of the Company separately in its consolidated statements of operations. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a material effect on its consolidated financial position, results of operations, or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities -- an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The guidance in SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company has determined at this time that this pronouncement does not apply to any of its transactions.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (CONTINUED)

In April 2008, the FASB issued FASB Staff Position SFAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP SFAS 142-3"). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." The objective of this guidance is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. GAAP principles. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP SFAS 142-3 to have a material impact on its consolidated financial position, results of operation, or cash flows.

In June 2008, the FASB ratified EITF 07-5, "Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 provides framework for determining whether an instrument is indexed to an entity's own stock. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 07-5 to have a material impact on its consolidated financial position, results of operations, or cash flows.

In October 2008, the FASB issued FASB Staff Position 157-3, "Determining Fair Value of a Financial Asset in a Market that is Not Active" ("FSP 157-3"). FSP 157-3 classified the application of SFAS 157 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP 157-3 did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS 165"). SFAS 165 provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is applicable for interim or annual periods after June 15, 2009. The Company does not expect the adoption of SFAS 165 to have a material impact on its consolidated financial position, results of operation, or cash flows.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167"). SFAS 167 seeks to improve financial reporting by enterprises involved with variable interest entities. SFAS 167 is applicable for annual periods after November 15, 2009 and interim periods therein and thereafter. The Company does not expect the adoption of SFAS 167 to have a material impact on its consolidated financial position, results of operation, or cash flows.

NOTE 3 - DISCONTINUED OPERATIONS

In December 2005, the Company committed to a plan to cease the operations of its entertainment segment in the United States of America. Accordingly, as of that date, the assets, liabilities and results of operations of such segment were classified as discontinued operations in the Company's consolidated financial statements. The nature of the ongoing discontinued operations reflected below represents the costs associated with ongoing litigation related to outstanding rent obligations (See NOTE 16).

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 3 - DISCONTINUED OPERATIONS (CONTINUED)

A summary of the Company's assets and liabilities from discontinued operations as of December 31, 2008 and 2007 are as follows:

                                                              December 31,
                                                       -------------------------
                                                        2008               2007
                                                       -------------------------

Income tax refund receivable                           $   --            $ 2,873
                                                       -------------------------
    Total current assets from
      discontinued operations                          $   --            $ 2,873
                                                       =========================

Accrued expenses and other current liabilities         $ 1,898           $ 2,089
                                                       -------------------------
    Total current liabilities from discontinued
      Operations                                       $ 1,898           $ 2,089
                                                       =========================

Other liabilities (See Note 16)                        $ 7,276           $ 8,530
                                                       -------------------------
    Total non-current liabilities from
      discontinued operations                          $ 7,276           $ 8,530
                                                       =========================

A summary of the Company's results from discontinued operations for the years ended December 31, 2008, 2007 and 2006 are as follows:

                                                          December 31,
                                                 -------------------------------
                                                 2008        2007        2006
                                                 -------------------------------

Operating income (expense)                       $ 932     $ 2,634     $ (1,774)
Impairment loss                                    --          (55)        --
Other income (expense), net                         (2)        373            2
Income tax benefit (expense)                        (2)      2,470       (2,476)
                                                 -------------------------------

Income (loss) from discontinued operations       $ 928     $ 5,422     $ (4,248)
                                                 ===============================

NOTE 4 - INVESTMENTS IN AFFILIATES

ICTS Netherlands Airport Services VOF

The Company has a 50% ownership interest in ICTS Netherlands Airport Services VOF ("NAS"), a joint venture with an unrelated third party. NAS provided airport services at the Amsterdam Schiphol Airport in the Netherlands pursuant to a long-term service contract. On February 1, 2008, the service contact expired and NAS ceased its operations. The Company does not expect to receive any cash distributions upon the final liquidation of NAS. As of December 31, 2008 and 2007, the Company's investment in NAS is $0.

The Company recognized equity income (loss) in affiliates related to its investment in NAS of $0, $(2,003) and $1,303 during the years ended December 31, 2008, 2007 and 2006, respectively.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 4 - INVESTMENTS IN AFFILIATES (CONTINUED)

The Company recorded an impairment charge of $192 during the year ended December 31, 2007 and discontinued its use of the equity method to account for its joint venture in NAS. The $192 impairment charge consists of $332 relating to the carrying amount of the investment in NAS as of December 31, 2007, net of $140 in accumulated other comprehensive income previously recognized. As of December 31, 2008, the Company's share of the underlying net assets of NAS exceeds the carrying value of its investment in NAS by $47. The market value of the Company's investment in NAS as of December 31, 2008 is not determinable.

Balance sheet data for NAS is summarized below:

                                                                December 31
                                                            --------------------
                                                             2008         2007
                                                            --------------------

Current assets                                              $1,637       $ 9,962
Non-current assets                                            --              44
                                                            --------------------
   Total assets                                             $1,637       $10,006
                                                            ====================

Current liabilities                                         $1,544       $ 9,341
Shareholders' equity                                            93           665
                                                            --------------------
   Total liabilities and shareholders' equity               $1,637       $10,006
                                                            ====================

Statement of operations data for NAS is summarized below:

                                                 For the Year Ended December 31,
                                                --------------------------------
                                                 2008        2007          2006
                                                --------------------------------

Revenue                                         $5,931      $62,684      $57,742
Gross profit                                       625          873        3,644
Net income (loss)                                 (565)      (4,006)       1,422

Inksure Technologies Inc.

The Company has an ownership interest in Inksure Technologies Inc. ("Inksure") of 27.5% and 28.3% as of December 31, 2008 and 2007, respectively. Inksure develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products.

The Company recognized equity income (loss) in affiliates related to its investment in Inksure of $0, $(284) and $(1,435) during the years ended December 31, 2008, 2007 and 2006, respectively. During the year ended December 31, 2007, the Company's investment in Inksure was reduced to $0 and the use of the equity method was suspended. The market value of the Company's investment in Inksure as of December 31, 2008 is $542.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 4 - INVESTMENTS IN AFFILIATES (CONTINUED)

Balance sheet data for Inksure is summarized below:

                                                               December 31
                                                        ------------------------
                                                          2008            2007
                                                        ------------------------

Current assets                                          $ 3,090         $ 2,282
Non-current assets                                          288             640
                                                        ------------------------
   Total assets                                         $ 3,378         $ 2,922
                                                        ========================

Current liabilities                                     $ 8,093         $ 6,541
Shareholders' deficiency                                 (4,715)         (3,619)
                                                        ------------------------
   Total liabilities and
   shareholder's deficiency                             $ 3,378         $ 2,922
                                                        ========================

Statement of operations data for Inksure is summarized below:

                                                          December 31,
                                               --------------------------------
                                                 2008        2007        2006
                                               --------------------------------

Revenue                                        $ 2,158     $ 2,890     $ 2,002
Gross profit                                     1,654       1,782       1,139
Net loss                                        (3,528)     (3,078)     (3,112)

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

                                                              December 31,
                                                        ------------------------
                                                         2008              2007
                                                        ------------------------

Equipment and facilities                                $3,694            $3,659
Vehicles                                                   693               817
Leasehold improvements                                     304               299
                                                        ------------------------

                                                         4,691             4,775
Less: accumulated depreciation and amortization          2,963             3,256
                                                        ------------------------

                                                        $1,728            $1,519
                                                        ========================

Depreciation expense is $728, $570 and $481 for the years ended December 31, 2008, 2007 and 2006, respectively.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 6 - CUSTOMER RELATIONSHIP

As of December 31, 2008 and 2007, the customer relationship is as follows:

                       December 31, 2008                                                    December 31, 2007
-------------------------------------------------------------------------------------------------------------------------------

Gross carrying            Accumulated            Net book             Gross carrying           Accumulated             Net book
    Amount               amortization              Value                  Amount              amortization               value
-------------------------------------------------------------------------------------------------------------------------------
    $ 1,785                 $ 1,785                $ --                  $ 1,785                 $ 1,732                  $ 53
-------------------------------------------------------------------------------------------------------------------------------

    $ 1,785                 $ 1,785                $ --                  $ 1,785                 $ 1,732                  $ 53
===============================================================================================================================

Amortization expense is $53, $648 and $648 for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 7 - NOTES PAYABLE - BANK

In April 2005, one of the Company's subsidiaries entered into a loan and security agreement with a commercial bank. Pursuant to the terms of the arrangement, the commercial bank committed to providing the subsidiary with up to $8,000 in revolving loans, including a maximum of $3,500 in letters of credit. Borrowings issued under the arrangement are limited to 85% of eligible accounts receivable and 95% of the subsidiary's required cash collateral. As of December 31, 2008 and 2007, the subsidiary has $3,500 in cash collateral deposited with the commercial bank (See Note 2). The term of the arrangement extends through March 10, 2010. Loans made under the arrangement are designated as either prime based or LIBOR based loans at the option of the subsidiary. Prime based loans bear interest, which is payable monthly, at the bank's prime rate plus 1% per annum (4.25% and 8.25% at December 31, 2008 and 2007, respectively). LIBOR based loans bear interest, which is payable monthly, at LIBOR plus 350 basis points (5.50% and 8.38% at December 31, 2008 and 2007, respectively). The subsidiary is also assessed commitment fees of 3% per annum. The arrangement is secured by the cash collateral deposited with the commercial bank and the assets of the subsidiary. As of December 31, 2008 and 2007, the subsidiary has $4,848 and $5,662, respectively, in outstanding borrowings and $575 and $1,021, respectively, in outstanding letters of credit under the arrangement. The arrangement subjects the subsidiary to various financial covenants, including interest coverage, minimum tangible net worth, and an annual capital expenditure limitation. The subsidiary was in compliance with these covenants as of December 31, 2008.

In November 2004, one of the Company's subsidiaries entered into a credit agreement with a commercial bank to provide it with a borrowing arrangement of up to (euro)650. Borrowings under the arrangement were limited to 60% of eligible accounts receivable, secured by the assets of the subsidiary, and guaranteed by the Company. Loans made under the arrangement bear interest, which were payable monthly at the commercial bank's euro base rate plus 2% per annum (7.3% at December 31, 2007). As of December 31, 2007, the subsidiary had $680 in outstanding borrowings and under the arrangement. The credit agreement expired in February 2008.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 7 - NOTES PAYABLE - BANK (CONTINUED)

In February 2008, two of the Company's subsidiaries jointly entered into a credit agreement with a commercial bank to provide them with a borrowing arrangement of up to (euro)2,150. The available capacity under the borrowing arrangement automatically reduces to (euro)1,650 on May 1, 2008, (euro)1,150 on August 1, 2008 and (euro)650 on January 1, 2009. Borrowings under the arrangement bear interest, which is payable monthly, at the bank's euro base rate (subject to a floor of 3.5%) plus 2% per annum (7.4% at December 31, 2008). Borrowings under the arrangement are secured by the assets of the subsidiaries and guaranteed by the Company. As of December 31, 2008, there are no outstanding borrowings and (euro)1,200 in outstanding guarantees under the arrangement. The arrangement subjects the subsidiaries to various financial covenants, including minimum tangible net worth. As of December 31, 2008, the Company was in violation of certain financial covenants specified in the credit agreement, including the payment of dividends without the approval of the commercial bank and the maintenance of a minimum tangible net worth threshold. However, the commercial bank accepted these violations with no penalty to the Company. On May 1, 2009, the credit agreement expired.

The Company is indebted to a commercial bank for bank overdrafts of $13 and $377 as of December 31, 2008 and 2007, respectively. These amounts bear interest, which is payable monthly, at 7% per annum.

NOTE 8 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

                                                                December 31,
                                                           ---------------------
                                                             2008        2007
                                                           ---------------------

Accrued payroll and related                                 $ 4,774     $ 3,013
Accrued vacation                                              2,287       1,071
Accrued value added taxes payable                             1,756         242
Income taxes payable                                          9,614       9,306
Other                                                         2,592       2,549
                                                           ---------------------

Total accrued expenses and other current liabilities        $21,023     $16,181
                                                           =====================

NOTE 9 - CONVERTIBLE NOTES PAYABLE TO RELATED PARTY

In September 2006, the Company entered into an arrangement with an entity related to its main shareholder to provide it with up to $3,050 in revolving loans through April 2007. Loans received under the arrangement bear interest, which is payable at maturity, at LIBOR plus 1.5% per annum. The arrangement was secured by 2,157,894 shares of Inksure Technologies, Inc. common stock (See Note
4).

In January 2007, the borrowing capacity under the arrangement was increased to $6,263 and the term was extended to April 2008. In connection with the extension, the related party was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $3.50 per share. The Company determined that the conversion feature did not qualify as a free standing derivative instrument or contain any intrinsic value which would be considered beneficial.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 9 - CONVERTIBLE NOTES PAYABLE TO RELATED PARTY (CONTINUED)

In April 2008, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements, to provide it with up to $6,644 in revolving loans through November 2010. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is payable at maturity, at LIBOR plus 1.5% per annum. The arrangement is secured by a 26% interest in one of the Company's subsidiaries. In connection with the arrangement, the related party was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.75 per share. The Company determined that the conversion feature did not qualify as a free standing derivative instrument or contain any intrinsic value which would be considered beneficial.

At December 31, 2008 and 2007, notes payable to the related party consist of $5,501 and $6,155, respectively, in principal and $571 and $373, respectively, of accrued interest. Interest expense related to these notes is $297, $280 and $113 for the years ended December 31, 2008, 2007 and 2006, respectively.

In May 2009, the Company entered into a new financing arrangement with the related party (See Note 17).

NOTE 10 - OTHER LIABILITIES

Other liabilities are as follows:

                                                              December 31,
                                                        ------------------------
                                                          2008           2007
                                                        ------------------------

Liability to the Department of Labor (Note 16)           $ 3,000        $ 3,000
Other                                                        144            234
                                                        ------------------------

Total other liabilities                                  $ 3,144        $ 3,234
                                                        ========================

NOTE 11 - STOCK-BASED COMPENSATION

In 1999, the Company adopted a share option plan and reserved 600,000 shares of common stock for future issuance. The plan expires in 2009.

In February 2005, the Company adopted the 2005 Equity Incentive Plan and reserved 1,500,000 shares of common stock for future issuance. The plan expires in 2015.

In December 2008, the Company adopted the 2008 Employees and Directors Commitment Stock Option Plan and reserved 1,500,000 shares of common stock for future issuance. No stock options have been issued under this plan. The plan expires in 2018.

As of December 31, 2008, the Company has stock options outstanding under these plans to purchase 1,632,000 shares of common stock and 1,968,000 options available for future grants.

Under the Company's stock option plans, stock options may be granted to employees, officers, directors and consultants of the Company at an exercise price equivalent to at least the fair market value of the Company's common stock on the date of grant with expiration terms of not more than ten years. Options granted under the plans generally vest over a period of three years.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 11 - STOCK-BASED COMPENSATION (CONTINUED)

The Company uses the Binomial Lattice Model to estimate the fair value of stock option grants. This method incorporates calculations for expected volatility, risk-free interest rates, employee exercise patterns and post-vesting employee termination behavior. These factors affect the estimate of the fair value of the Company's stock options. There were no stock options awarded during the years ended December 31, 2008 and 2007. The weighted-average assumptions reflected in the chart below are used in estimating the fair value of stock options awards during the year ended December 31, 2006.

Expected life of options                                 5 years
Expected volatility                                       75.0%
Risk-free interest rate                                    5.1%
Expected dividend yield                                    0.0%
Forfeiture rate - executives                               4.2%
Forfeiture rate - employees                                3.0%

The Company calculates the expected volatility for stock option awards using comparable industry data because sufficient historical trading data does not yet exist for the Company's stock. The Company estimates the forfeiture rate for stock option awards based on historical data. The risk-free rate for stock options granted during the period is determined by using a zero-coupon U.S. Treasury rate for the period that coincides with the expected option terms. The Company has elected to use the simplified method described in Staff Accounting Bulletin 107, "Share-Based Payment", to estimate the expected term of stock option awards.

A summary of the Company's stock option activity is as follows:

                                                                                               Weighted
                                                                           Weighted       Average Remaining
                                                                           Average         Contractual Term    Intrinsic
                                                            Number      Exercise Price        (in years)         Value
                                                            ------      --------------    -----------------    ---------
Outstanding as of January 1, 2008                         1,723,000          $1.19                2.80           $ --
Granted                                                        --             --                  --               --
Exercised                                                      --             --                  --               --
Forfeited / Expired                                         (91,000)         $1.19                1.80             --
                                                          -----------------------------------------------------------

Outstanding as of December 31, 2008                       1,632,000          $1.19                1.80           $ --
                                                          -----------------------------------------------------------

Exercisable as of December 31, 2008                       1,632,000          $1.19                1.80           $ --
                                                          ===========================================================

There were no stock options granted during the years ended December 31, 2008 and 2007. The weighted average grant date fair value of stock options granted during the year ended December 31, 2006 is $0.62.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 11 - STOCK-BASED COMPENSATION (CONTINUED)

A summary of the status of the Company's non-vested stock options is as follows:

                                                                Weighted Average
                                                                   Grant Date
                                                      Number       Fair Value
                                                      ------    ----------------

Non-vested stock options as of January 1, 2008        192,667         $0.62
Granted                                                  --             --
Vested                                               (115,334)         0.62
Forfeited/expired                                     (77,333)         0.87
                                                     --------         -----

Non-vested stock options as of December 31, 2008         --             --
                                                     ========         =====

As of December 31, 2008, the Company did not have any unrecognized compensation cost related to stock options granted under the stock option plans. During the years ended December 31, 2008, 2007 and 2006, the Company recognized $101, $373 and $511 in compensation expense related to the issuance of stock options under the stock option plans.

NOTE 12 - OTHER INCOME (EXPENSES)

Other income (expense) is as follows:

                                                2008         2007         2006
                                              ---------------------------------
Interest expense                              $(1,660)     $(3,537)     $(1,137)
Interest income                                   228          325          327
Foreign currency gain (loss)                      141         (122)          96
Recovery of guarantee from related
  party (Note 16)                                 421         --            665
Gain from the sale of marketable
  equity securities                              --            349          576
Impairment of marketable equity
  securities                                     --           (600)        --
Other                                              14            5         --
                                              ---------------------------------

  Total other income (expense)                $  (856)     $(3,580)     $   527
                                              =================================

NOTE 13 - INCOME TAXES

The components of income (loss) before equity loss from investments in affiliates and income taxes are as follows:

                                                                                         Year Ended December 31,
                                                                             -----------------------------------------------
                                                                               2008                2007               2006
                                                                             -----------------------------------------------
The Netherlands                                                              $ 2,383             $(1,764)            $  (373)
Subsidiaries outside of the Netherlands                                       (4,878)             (2,771)             (8,471)
                                                                             -----------------------------------------------

Total income (loss) before equity loss from
   investments in affiliates and income taxes                                $(2,495)            $(4,535)            $(8,844)
                                                                             ===============================================

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 13 - INCOME TAXES (CONTINUED)

The components of income tax benefit (expense) are as follows:

                                                                      Year Ended December 31,
                                                        -------------------------------------------------
                                                          2008                 2007                2006
                                                        -------------------------------------------------
Current:
   The Netherlands                                      $   (19)             $  (268)             $   223
   Subsidiaries outside of the Netherlands                 (383)                (740)              (1,027)
                                                        -------------------------------------------------
                                                           (402)              (1,008)                (804)
Deferred:
   The Netherlands                                         --                   --                   --
   Subsidiaries outside of the Netherlands                 --                     42                  (42)
                                                        -------------------------------------------------
                                                           --                     42                  (42)
                                                        -------------------------------------------------

Total income tax expense                                $  (402)             $  (966)             $  (846)
                                                        =================================================

The components of deferred tax assets are as follows:

                                                              December 31,
                                                       ------------------------
                                                         2008            2007
                                                       ------------------------

Operating loss carry-forwards                          $ 21,968        $ 20,987
Depreciation on property & equipment                        (43)            (22)
Allowance for doubtful accounts                              96             193
Accrued expenses                                            761             674
                                                       ------------------------

Total deferred tax assets                                22,782          21,832
Less: valuation allowance                                22,782          21,832
                                                       ------------------------

Total net deferred tax assets                          $   --          $   --
                                                       ========================

As of December 31, 2008, the Company has net operating loss carry-forwards of $40,570 in the Netherlands which will expire in 2011 through 2016. As of December 31, 2008, the Company has net operating loss carry-forwards of $30,887 in the United States of America which will expire in 2025 through 2028. The ultimate utilization of such net operating loss carry-forwards is limited in certain situations.

During the year ended December 31, 2008, the valuation allowance increased by $950.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 13 - INCOME TAXES (CONTINUED)

The Company's effective income tax rate differs from the Netherlands' statutory rate of 25.5% (29.6% in 2006) as follows:

                                                                                         Year Ended December 31,
                                                                             -------------------------------------------------
                                                                              2008                 2007                 2006
                                                                             -------------------------------------------------
Effective income tax at statutory rate                                       $ 399               $   404               $ 3,142

Rate differential                                                              149                  (287)                  737
Disallowable expenses                                                         (541)                1,102                  (162)
Non-taxable (expense) income                                                  --                      75                   170
Prior year tax assessments                                                    (251)                 (747)                2,846
Changes in valuation allowance and other                                      (158)               (1,513)               (7,579)
                                                                             -------------------------------------------------

Income taxes benefit (expense)                                               $(402)              $  (966)              $  (846)
                                                                             =================================================

A reconciliation of the beginning and ending amounts of unrecognized income tax benefits is as follows:

                                                               December 31,
                                                         -----------------------
                                                           2008            2007
                                                         -----------------------

Balance at January 1                                     $ 5,449          $4,790
Additions related to prior period tax positions            4,091             659
Reductions related to prior period tax positions          (3,888)           --
                                                         -----------------------

Balance at December 31                                   $ 5,652          $5,449
                                                         =======================

A reconciliation of the beginning and ending amounts of accrued interest is as follows:

                                                               December 31,
                                                         -----------------------
                                                           2008            2007
                                                         -----------------------

Balance at January 1                                     $ 2,179          $ --
Additions charged to expense                               1,964           2,179
Reductions charged to expense                             (1,430)           --
                                                         -----------------------

Balance at December 31                                   $ 2,713          $2,179
                                                         =======================

A reconciliation of the beginning and ending amounts of accrued tax penalties is as follows:

                                                               December 31,
                                                         -----------------------
                                                           2008            2007
                                                         -----------------------

Balance at January 1                                     $ 1,150          $ --
Additions charged to expense                                 818           1,150
Reductions charged to expense                               (778)           --
Reductions related to tax authorities notice                (243)           --
                                                         -----------------------

Balance at December 31                                   $   947          $1,150
                                                         =======================

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 13 - INCOME TAXES (CONTINUED)

The total amount of unrecognized tax benefits, including interest and penalties, is $9,312 and $8,778 as of December 31, 2008 and 2007, respectively, and is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets. Such unrecognized tax benefits would favorably impact the Company's effective tax rate, if recognized.

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the tax years 2004 to 2008 are subject to examination in the Netherlands. Income tax returns for the tax years 2002 to 2008 are subject to examination in foreign jurisdictions.

The Company is subject to an ongoing tax examination of its subsidiaries in the United States of America by the Internal Revenue Service ("IRS") for the tax years 2002 to 2004. In connection with this examination, the subsidiaries were required to provide information regarding their treatment of certain expenses.

In August 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division, was commenced regarding possible criminal tax violations by these subsidiaries for the tax years 2002 and 2003 with respect to certain royalty payments made to the Company. In 2008, the Company was advised that the criminal investigation was dismissed.

However, in connection with the ongoing tax examination, the IRS proposed a number of adjustments to the Company's filed income tax returns for the tax years 2002 to 2004 which collectively result in an assessed income tax liability, including penalties, of $7,325.

Management is vigorously contesting the proposed adjustments and has filed a protest with the IRS. This matter will be heard by the Appellate Division of the IRS, at which time management will have an opportunity to present its position on the various issues raised.

Based on the issues raised and the tax authorities' position, the Company has included a provision in its consolidated financial statements, based upon the advice of its tax advisors, which the Company considers adequate to cover the potential liability related to such assessments.

NOTE 14 - RELATED PARTY TRANSACTIONS

The Company had an outstanding guarantee with respect to certain related party debt obligations of $2,515, which were fully reserved. In 2007, the Company was released from $665 of the guarantee. In 2008, the Company paid $1,429 to settle certain outstanding obligations under the guarantee and was released from its remaining guarantee of $421. The Company recognized other income related to the recovery of its guarantee of $421, $0, and $665 during the years ended December 31, 2008, 2007 and 2006, respectively (See Note 12).

Entities related to two of the Company's board members provide legal services to the Company. Legal expense related to these services is $93, $138 and $107 for the years ended December 31, 2008, 2007 and 2006, respectively. Included in accounts payable on the accompanying consolidated balance sheet is $106 and $182 due for these services as of December 31, 2008 and 2007, respectively.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 14 - RELATED PARTY TRANSACTIONS (Continued)

During the year ended December 31, 2007, the Company engaged the services an entity owned by a related party as a subcontractor for one of the Company's subsidiaries. The Company incurred expenses of $176, $91 and $0 for such services for the years ended December 31, 2008 and 2007 and 2006, respectively.

As of December 31, 2008 and 2007, the Company has convertible notes payable to an entity related to its main shareholder (See Note 9).

NOTE 15 - GEOGRAPHICAL INFORMATION

The Company operates in one reportable segment, airport security and other aviation services, and has its primary operations in the United States of America and various countries in Europe.

Revenue by country is summarized as follows:

                                                    Year ended December 31,
                                             -----------------------------------
                                               2008          2007          2006
                                             -----------------------------------

United States of America                     $40,421       $46,745       $46,844
Netherlands                                   44,173         7,619         7,200
Other                                         14,215        10,416         6,747
                                             -----------------------------------

Total                                        $98,809       $64,780       $60,791
                                             ===================================

Property and equipment, net of accumulated depreciation and amortization, by country is summarized as follows:

                                                                December 31,
                                                           ---------------------
                                                            2008           2007
                                                           ---------------------

United States of America                                   $  521         $  689
Netherlands                                                   933            434
Other                                                         274            396
                                                           ---------------------

                                                           $1,728         $1,519
                                                           =====================

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain equipment and premises under non-cancelable operating leases. Future minimum lease payments under non-cancelable operating leases are as follows:

              Year Ending
              December 31,
              ------------
                  2009                     $ 1,213
                  2010                         822
                  2011                         453
                  2012                         134
                  2013                           5
                                           -------

                                           $ 2,627
                                           =======

Rent expense for the years ended December 31, 2008, 2007 and 2006 is $1,521, $1,191 and $1,217, respectively.

Legal Proceedings

United States Transportation Security Administration

In February 2002, one of the Company's subsidiaries was awarded a security services contract (the "TSA Contract") by the United States Transportation Security Administration ("TSA") to continue to provide security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport basis to the U.S. Federal Government or November 2002. In accordance with the terms of the TSA Contract, the U.S. Federal Government provided the Company with a non-interest bearing advance of $26,000 which was payable to the TSA in monthly installments of $1,300 commencing in April 2002. Through December 31, 2008, the subsidiary has repaid $11,700 of the advance. As of December 31, 2008, the amount due from the TSA with respect to services provided under the TSA Contract is $17,300. The Company has reflected the amount due from the TSA, net of the remaining unpaid advance, of $3,000 as other receivable-United States government on the accompanying consolidated balance sheet as of December 31, 2008 and 2007.

The TSA filed a contract dispute with the Office of Dispute Resolution for Acquisition ("ODRA") in connection with the TSA Contract seeking reimbursement of an alleged overpayment of principal in the amount of $59,200. This claim follows a lawsuit which the Company's subsidiary had already filed against the TSA for repeated breach of contract. The Company's subsidiary is vigorously challenging the TSA's claim which it asserts is devoid of any factual or legal merit. The TSA's filing comes on the heels of a recent decision by ODRA granting the subsidiary's motion for partial summary judgment against the TSA for breach of contract by failing to give appropriate notice for the transitioning of airport locations. A separate hearing will be held to determine the amount of damages due to the subsidiary on this claim. With respect to the claim for the $59,200 overpayment, the subsidiary has filed a motion to dismiss the action which has been denied. Both claims are now in mediation. At this stage, Management is unable to determine the outcome of the dispute or estimate a range of potential loss. Accordingly, no provision has been included in the accompanying consolidated balance sheet related to this matter.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 16 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (Continued)

United States Department of Labor

During 2003, the United States Department of Labor ("DOL") finalized its audit of the pay rates used to compensate employees for services rendered pursuant to the TSA Contract. The DOL concluded that in certain instances, employees had not been paid the correct base rate, fringe benefits, vacation and holiday pay. A long-term liability of $7,300 was recognized for the DOL claim as of December 31, 2006. The DOL claim was settled during 2007 for $3,000, payable with the proceeds received from any settlement with the TSA. As a result of the settlement with the DOL, the Company recorded income of $4,300 during the year ended December 31, 2007, which is reflected as a reduction in cost of revenue. As of December 31, 2008 and 2007, a long-term liability to the DOL of $3,000 is reflected in accompanying consolidated balance sheet (See Note 10).

September 11, 2001 Terrorist Attacks

As a result of the September 11, 2001 terrorist attacks, numerous lawsuits charging the Company with wrongful death and/or property damage were commenced in the United States District Court, Southern District of New York, resulting from certain airport security services provided by one of its subsidiaries for United Flight 175 out of Logan Airport in Boston, Massachusetts. A number of these cases have been settled, are in the process of being settled or have been dismissed at no cost to the Company.

The Company may be indemnified by the airlines if the Company is found to have followed the procedures specified by the Federal Aviation Administration. However, if the Company is found to have violated these screening regulations, it could be liable for damages. Based on an internal review of this matter, Management has not found any evidence of non-compliance with respect to the security services provided at Boston's Logan International Airport on September 11, 2001.

The Company maintains an aviation insurance policy, which may provide limited coverage for liabilities that may be assessed against the Company as a result of the events of September 11, 2001. The liabilities under these cases may, by statute, be limited to the policy coverage. After the September 11th terrorist attacks, the Company's insurance carriers canceled all war risk provisions contained in the Company's insurance policies.

Management is unable to determine the likelihood of an unfavorable outcome or estimate a range of loss with respect to the remaining open claims against the Company. Accordingly, no provision has been included in the accompanying balance sheet related to these matters.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 16 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (Continued)

The United States Government

The Company had commenced an action against the United States Government with respect to its Fifth Amendment rights relating to the taking of its business. In December 2004, the United States Government's motion to dismiss the case was denied. A motion for reconsideration was also filed by the defendant and denied. The trial for this action was held and in March 2007, the court ruled against the Company's action. The Company appealed the decision and in May 2008, the United States Court of Appeals for the Federal Circuit affirmed the lower court's ruling. In addition, the Company appealed the case to the United States Supreme Court, which refused to here it.

Audiovisual-Washington, Inc.

In September 2005, Avitecture, Inc. (a/k/a Audiovisual-Washington, Inc.) ("Avitecture") filed a Demand for Arbitration and Mediation against one of the Company's subsidiaries with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that the subsidiary owes Avitecture $222 for audio, video and control systems. The case was decided against the Company's subsidiary in an arbitration proceeding, which resulted in an award to Avitecture of $200. The arbitrator's decision was affirmed by the Superior Court of New Jersey in May 2007 and the Appellate Court in February 2008. The Company has $200 in accrued expenses and other current liabilities related to this matter as of December 31, 2008 and 2007.

Turner Construction Company

In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against one of the Company's subsidiaries with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that pursuant to a written agreement dated in October 2003, the subsidiary owes Turner $948 for work and/or services performed. In an arbitration proceeding, the arbitrator awarded Turner $956 plus interest. This award was affirmed on appeal. In October 2007, the subsidiary filed a petition of bankruptcy with the New Jersey Superior Court, which dismissed the action again the subsidiary without prejudice as a result of the bankruptcy filing. In anticipation of Turner attempting to reinstate or reopen the case, the Company elected not to release the $956 previously established in accrued expenses and other current liabilities related to this matter. To date, Turner has not moved to reinstate or reopen the case.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 16 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (Continued)

Landlord Claims

Two of the Company's subsidiaries have been sued by their landlord (which is the same entity for both properties) alleging breach of their respective leases. One suit is in the Circuit Court of Baltimore and the other is in the Superior Court of New Jersey. The landlord is seeking unpaid rent for the entire terms of the leases for $2,600 in Atlantic City, New Jersey and $3,700 in Baltimore, Maryland, plus legal fees. The Company filed a bankruptcy petition for both of the subsidiaries. However, the landlord was able to prevail in one of the claims because of a guarantee given by the Company in connection with the lease in one of the locations. In January 2008, a judgment in the amount of $2,600 was awarded in favor of the landlord. The subsidiary has filed an appeal to challenge the judgment. As of December 31, 2008 and 2007, the Company has $7,276 and $8,530, respectively in other liabilities from discontinued operations (See
Note 3). The reduction in the Company's reserve for these matters is based on changes in the claims against the Company and is presented as part of discontinued operations.

Fraport A.G. International Airport Services Worldwide

The Company was in a dispute with Fraport A.G. International Airport Services Worldwide over the alleged unlawful use of the letter combination "ICTS" by the Company. Fraport initiated proceedings before the district court of Amsterdam. The principal amount claimed was (euro)57,700 ($80,800 as of December 31, 2008). This dispute was settled in 2008 without any liability to the Company.

General

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination, and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, would not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

Bonus Contingency

The Managing Director of one of the Company's subsidiaries is entitled to receive a bonus payment equivalent to 8% of the proceeds received by the Company upon the successful sale of the subsidiary.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 17 - SUBSEQUENT EVENTS

In April 2009, the Company entered into a new borrowing arrangement with a related party which replaced all previous arrangements between the parties. The new arrangement provides the Company with the ability to borrow up to $6,310 from the related party and is convertible at the option of the holder into the Company's common stock at $2.10 per share. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Borrowings under the arrangement bear interest, which is compounded semi-annually, at rates equivalent to those charged by the Company's commercial bank. Principal and interest under the arrangement are payable in November 2011. The Company has the option to extend the arrangement for four additional six month periods. The arrangement is secured by a 26% interest in one of the Company's subsidiaries.

        Financial Statement Schedule - Valuation and Qualifying Accounts
                                 (in thousands)

                                                                Credits to        Charges to                            Balance
                                              Beginning          Costs and           Other                               as of
                                              of Period          Expenses          Accounts       Deductions (1)      December 31
---------------------------------------------------------------------------------------------------------------------------------
Allowance for doubtful accounts:
    Year Ended December 31, 2006                 1,237               --                --             (243)                994
    Year Ended December 31, 2007                   994             (299)               --             (188)                507
    Year Ended December 31, 2008                   507              (51)               --             (128)                328

                                                                                                     Balance
                                              Beginning                                               as of
                                              of Period          Additions        Deductions        December 31
---------------------------------------------------------------------------------------------------------------
Allowance for deferred tax assets:
    Year Ended December 31, 2006                27,077               --              (914)            26,163
    Year Ended December 31, 2007                26,163               --            (4,300)            21,832
    Year Ended December 31, 2008                21,832              950                --             22,782

(1) Write-offs, net of recoveries