Form 20-F
period 2009-12-31
ICTS INTERNATIONAL N V
filed 2010-06-30
CIK 1010134

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

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

                         COMMISSION FILE NUMBER 0-28542

                            ICTS INTERNATIONAL, N.V.
 -------------------------------------------------------------------------------
             (Exact Name of Registrant as specified in its charter)

                                 Not Applicable
 -------------------------------------------------------------------------------
                (Translation of Registrant's name into English)

                                The Netherlands
 -------------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)

                       Avraham Dan, Tel: +31-20-3471077,
                 Email: dan@ictsusa.com, Address: Same as above
 -------------------------------------------------------------------------------
                (Name, Telephone, E-mail and/or Facsimile number
                     and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: None

Name of each exchange on which registered: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                   Common Stock, par value 0.45 Euro per share
  -----------------------------------------------------------------------------
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act:

                                      None
 -----------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 7,890,137
        ---------

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

                                Table of Contents

Part I
------
Item 1            Identity of Directors, Senior Management and Advisers .....  5
Item 2            Offer Statistics and Expected Timetable ...................  5
Item 3            Key Information ...........................................  5
Item 4            Information on the Company ................................ 12
Item 5            Operating and Financial Review and Prospects .............. 21
Item 6            Directors, Senior Management and Employees ................ 37
Item 7            Major Shareholders and Related Party Transactions ......... 47
Item 8            Financial Information ..................................... 49
Item 9            The Offer and Listing ..................................... 52
Item 10           Additional Information .................................... 53
Item 11           Quantitative and Qualitative Disclosures about
                    Market Risk ............................................. 66
Item 12           Description of Securities other than Equity Securities .... 66

Part II
-------
Item 13           Defaults, Dividend Arrearages and Delinquencies ........... 66
Item 14           Material Modifications to the Rights of Security Holders
                    and the Use of Proceeds ................................. 66
Item 15           Controls and Procedures ................................... 66
Item 16A          Audit Committee Financial Expert .......................... 68
Item 16B          Code of Ethics ............................................ 68
Item 16C          Fees Paid to our Independent Registered Public
                    Accounting Firm ......................................... 68
Item 16D          Exemptions from Listing Standards for Audit Committees .... 68
Item 16E          Purchases of Equity Securities by the Issuer
                    and Affiliated .......................................... 68
                  Purchasers ................................................ 68
Item 16F          Change in Accountant's Disclosure ......................... 68
Item 16G          Corporate Governance ...................................... 69

Part III
--------
Item 17           Financial Statements ...................................... 69
Item 18           Financial Statements ...................................... 69
Item 19           Exhibits .................................................. 69

Exhibits
--------
Exhibit 12.1      Certification

Exhibit 13.1      Certification

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

                                 Not Applicable

Item 2. Offer Statistics and Expected Timetable

                                 Not Applicable

Item 3. Key information.

      Operations

ICTS International N.V. ("ICTS") was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the "Company") operate in two main businesses: (a) airport security and other aviation services and (b) technology. The airport security and other aviation services business provides security and other services to airlines and airport authorities, predominantly in the United States of America and Europe. The technology business is predominantly involved in the development and sale of identity security software to financial institutions and airport authorities, predominantly in Europe and Israel.

      In December 2005, the Company committed to a plan to cease the operations of its entertainment business in the United States of America. Accordingly, as of that date, the assets, liabilities and results of operations of the entertainment business were classified as discontinued operations in the Company's consolidated financial statements. The nature of the ongoing discontinued operations of the entertainment business consists mainly of activities associated with the settlement of ongoing litigation, including disputes related to unpaid vendor and rent obligations. In July 2009, the Company entered into a settlement arrangement with the former landlord of the entertainment business to resolve the disputes between the parties related to unpaid rent obligations.

      Selected Financial Data

      Selected data set forth below have been derived from the ICTS Consolidated Financial Statements which have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The Selected Consolidated Financial Data set forth below should be read in conjunction with Item 5 Operating and Financial Review and Prospects and the ICTS Consolidated Financial Statements and the Notes to those Financial Statements included in Item 18 in this Annual Report.

      The following table summarizes certain balance data for ICTS for the years ended December 31, 2009, 2008, 2007, 2006, and 2005:

                                          (U.S. Dollars in thousands)
-------------------------------------------------------------------------------
                               2009       2008       2007       2006      2005
-------------------------    -------    -------    -------    -------    ------
Cash and cash equivalents     $4,835     $3,750     $2,095     $1,743    $5,927
Current assets                21,198     16,571     18,644     17,519    25,444
Total assets from
  discontinued operations         --         --      2,873        130       537
Total assets                  26,827     25,396     27,103     26,555    32,213
Current liabilities           31,832     31,869     30,305     33,577    28,101
Total liabilities from
  discontinued operations      1,222      9,174     10,619     13,441    11,424
Shareholders' deficiency     (18,290)   (22,965)   (20,610)   (19,002)   (5,148)
-------------------------------------------------------------------------------

Selected Financial Data Statement of Operations

      The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2009, 2008, 2007, 2006, and 2005:

                                                                  (U.S. Dollars in thousands except per share data)
                                                                                 Year ended December 31,
                                                            -------------------------------------------------------------
                                                                 2009         2008         2007         2006         2005
                                                            ---------    ---------    ---------    ---------    ---------
Revenue                                                       $95,861      $98,809      $64,780      $60,791      $57,713
Cost of revenue                                                83,491       85,107       52,397       55,284       53,721
                                                            ---------    ---------    ---------    ---------    ---------
GROSS PROFIT                                                   12,370       13,702       12,383        5,507        3,992
Selling, general and administrative expenses                   14,313       15,341       13,338       14,878       11,690
                                                            ---------    ---------    ---------    ---------    ---------
OPERATING LOSS                                                 (1,943)      (1,639)        (955)      (9,371)      (7,698)
Other income (expense), net                                    (1,638)        (856)      (3,580)         527         (761)
                                                            ---------    ---------    ---------    ---------    ---------
LOSS BEFORE EQUITY LOSS FROM INVESTMENTS IN
AFFILIATES AND INCOME TAX BENEFIT (EXPENSE)                    (3,581)      (2,495)      (4,535)      (8,844)      (8,459)

Equity loss from investments in affiliates                         --           --       (2,479)        (132)        (486)

Income tax benefit (expense)                                      418         (402)        (966)        (846)      (2,387)
                                                            ---------    ---------    ---------    ---------    ---------
LOSS FROM CONTINUING OPERATIONS                                (3,163)      (2,897)      (7,980)      (9,822)     (11,332)

Income (loss) from discontinued operations                      6,086          928        5,422       (4,248)     (13,548)
                                                            ---------    ---------    ---------    ---------    ---------
NET INCOME (LOSS)                                              $2,923      $(1,969)     $(2,558)    $(14,070)    $(24,880)
                                                            =========    =========    =========    =========    =========

NET INCOME (LOSS) PER SHARE, BASIC AND DILUTED:
Continuing Operations                                          $(0.47)      $(0.44)      $(1.22)      $(1.51)      $(1.74)
Discontinuing Operations                                         0.90         0.14         0.83        (0.65)       (2.07)
                                                            =========    =========    =========    =========    =========
Net income (loss) per share                                      0.43       $(0.30)      $(0.39)      $(2.16)      $(3.81)
                                                            =========    =========    =========    =========    =========
Weighted average number of shares outstanding               6,790,707    6,528,100    6,528,100    6,528,100    6,528,100
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

      Potential liability claims

      As a result of the September 11th terrorist attacks, numerous lawsuits have been commenced against us and our U.S. subsidiary. The cases arise out of airport security services provided for United Flight 175 out of Logan Airport in Boston, Massachusetts which crashed into the World Trade Center. The outcome of these cases is uncertain. If there is an adverse outcome with respect to any of these claims which is not covered by insurance, then there may be a significant adverse impact on us. Most of those claims are in the process of being settled at no cost to the Company.

      Losses in recent years

      We incurred losses from continuing operations of $3.2 million, $2.9 million, $8.0 million, $9.8 million, and $11.3 million in 2009, 2008, 2007, 2006 and 2005 respectively. The losses were accompanied by net cash provided by (used in) operating activities of $(4.6) million, $3.9 million, $(3.6) million, $(7.6) million and $(5.2) million in 2009, 2008, 2007, 2006 and 2005, respectively, and at December 31, 2009 the Company had a working capital deficiency of $10.6 million and negative equity of $18.3 million. If we do not achieve new service contracts and profitability, the viability of our company will be in question and our share price will likely decline.

      Auditors' going concern opinion

      In their report, our auditors have expressed an opinion that there is substantial doubt about our ability to continue as a going concern. As of December 31, 2009 and for the year then ended, the Company had a net loss from continuing operations of $3.2 million, a net working capital deficiency of $10.6 million and shareholders' deficiency of $18.3 million.

      Loans from principal stockholder

      Our financing activities have consisted primarily of loans from our principal shareholder. We do not have any other continual commitments or identified sources of additional capital from third parties. There is no assurance that our principal shareholder will continue making loans to us and even if loans are made, there is no assurance that the terms will be favorable to the Company.

      IRS audit

      One of our U.S. subsidiaries, ICTS USA, Inc and its Subsidiaries, has undergone an examination by the IRS for the years ended December 31, 2004, 2003 & 2002. The IRS has proposed a number of adjustments that collectively result in an assessed tax liability and penalties of more than $7.3 million plus interest. Management is vigorously contesting the proposed adjustments, and has filed a "Protest" with the IRS. This matter will be heard by the Appellate Division of the IRS, at which time management will have an opportunity to present its position on the various issues raised at the examination level. Management has provided for possible tax liabilities resulting from this examination in its consolidated financial statements presented herein.

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

      Our revenues are primarily provided from services pursuant to contracts, which are cancelable on short notice at any time, with or without cause. We cannot assure you that an existing client will decide not to terminate us or fail to renew a contract. In addition consolidation in the airline industry could also result in a loss of customers. Any such termination or failure to renew a contract with us could have a material adverse effect on our results of operations and financial condition. There is a material contract that will expire in 2011 and the Company is in the process of negotiations to renew the contract. If the negotiations will not be in the Company's favor it will have a material adverse effect on the Company's financial results.

      If our relationship with our major customers is impaired, then there may be a material adverse affect on our results of operations and financial condition. Our major customers include the major airlines servicing the United States. Currently our customers' financial results have suffered because of the economic slowdown which affected our situation as service provider. The airline industry continues to encounter financial difficulties and this may have a material adverse impact on our business.

      Development of new technology

      As part of our technology business strategy, we develop technological solutions and systems for the aviation security industry, develop security activities other than aviation security such as banking, and seek other revenue producing businesses and business opportunities.

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

      The Security Act has had a significant negative impact on our aviation security business in the USA. In addition, our ability to successfully market new systems will be dependent upon government regulations over which we have no control. Any existing or new regulation may cause us to incur increased expenses or impose substantial liability upon us. The likelihood of such new legislation is difficult to predict. For example, during 2007, the TSA took over part of Huntleigh's business related to ticketing. Annual loss of revenue due to taking of the business was approximately $5 million.

      Legislation designed to protect privacy rights.

      From time to time, personal identity databases and technologies utilizing such databases have been the focus of organizations and individuals seeking to curtail or eliminate the use of personal identity information technologies on the grounds that personal information and these technologies may be used to diminish personal privacy rights. In the event that such initiatives result in restrictive legislation, the market for our products may be adversely affected. In addition, in the event that the Company fails to detect terrorist activity as a result of legislation designed to protect privacy rights, the market for our products may be adversely affected.

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

      Currency risk

      A substantial portion of our revenue is generated in foreign countries. We generally retain our income in local currency at the location the funds are received. Since our financial statements are presented in United States dollars, any significant fluctuation in the currency exchange rate between such currency and the United States dollar would affect our results of operations and financial condition.

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

      Main shareholders activities

      As of December 31, 2009, there are three main shareholders in the Company, which own together approximately 81.3% of our shares (excluding conversion rights). Their interests could conflict with yours; significant sales of shares held by them could have a negative effect on our stock price.

      Mr. Menachem Atzmon, a director and chairman of the Supervisory Board of the Company, as a representative of the Atzmon Family Trust, owns or controls approximately 61.4% of our issued and outstanding common stock (excluding conversion rights). As a result of such ownership, and/or control, the Atzmon Family Trust is able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control.

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

      Our corporate affairs are governed by our Articles of Association and by the laws governing corporations incorporated in the Netherlands. Our public shareholders may have more difficulty in protecting their interests in the face of actions by the Supervisory Board or the Management Board, or their members, or controlling shareholders, than they would as shareholders of a company incorporated in the United States. Pursuant to mandatory Dutch corporate law, adoption of our annual accounts by the general meeting of shareholders does not automatically discharge the Supervisory Board and Management Board and their members from liability in respect of the exercise of their duties for the particular financial year. In order to discharge the Supervisory Board and Management Board and their members from liability a separate resolution thereto needs to be adopted by the general meeting of shareholders (which resolution can be adopted in the same meeting in which the annual accounts will be adopted). Such discharge of the Supervisory Board and the Management Board and their members by the shareholders is subject to the provisions of Dutch law, including provisions relating to liability of members of supervisory boards and management boards upon the bankruptcy of a company pursuant to the relevant provisions of the Dutch Civil Code and is furthermore not absolute and will not be effective as to matters misrepresented or not disclosed to the shareholders. An individual member of the Supervisory Board or the Management Board who can prove that he is not at fault for such an omission or misrepresentation would not be liable.

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

      There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. The party that wishes to enforce such judgment in the Netherlands will have to institute second proceedings before a competent court in the Netherlands in order to obtain a similar decision that is capable of enforcement. A court in the Netherlands will, under current practice, normally issue a judgment incorporating the judgment rendered by the United States court if it finds that (i) the United States court assumed jurisdiction on international recognized grounds, (ii) the judgment was obtained in compliance with principles of due process, (iii) the judgment is final and conclusive and (iv) recognition of the judgment does not contravene the public policy or public order of the Netherlands. We cannot assure you that United States investors will be able to enforce any judgments in civil and commercial matters, including judgments under the federal securities laws against us or members of the Management or Supervisory Board [or certain experts named herein] who are residents of the Netherlands or countries other than the United States. In addition, a court in the Netherlands might not impose civil liability on us or on the members of the Management or Supervisory Boards in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

Item 4. Information on the Company

      History and Development of the Company

      Unless the context indicates otherwise, all references herein to the "Company" or "ICTS" include ICTS International N.V., and its subsidiaries.

      Aviation Security and Other Aviation Services Business

      ICTS is a public limited liability company organized under the laws of The Netherlands in 1992. Our offices are located at Biesbosch 225, 1181 JC Amstelveen, The Netherlands and its telephone number is +31-20-347-1077.

      The Company's predecessor, International Consultants on Targeted Security Holland B.V. ("ICTS Holland"), was founded in the Netherlands in 1987. Until 1994, subsidiaries and affiliates of ICTS Holland conducted similar business in which the Company is currently engaged. As of January 1, 1994, ICTS Holland's interest in its subsidiaries was transferred to ICTS International B.V. ("ICTS International"). Thereafter, ICTS International purchased from a third party all of the outstanding shares of ICTS Holland, incorporated in The Netherlands in 1992 without any operations prior to its acquisition by ICTS International. As of January 1, 1996, the Company acquired all of the assets and assumed all of the liabilities of ICTS International.

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

      In February 2005, as the non-competition restrictions related to the sale of the European aviation security operations as mentioned above expired, the Company made a strategic decision to re-enter the European aviation security market. In March 2005, the Company established a wholly owned subsidiary, I-SEC International Security B.V., under which all the European aviation security activities provided by ICTS are operated.

      Since 2005, the company re-entered the aviation security business in Europe by signing contracts with U.S. certain carriers. Following these contracts I-SEC established new subsidiaries throughout Europe and the Far East, in the Netherlands, France, England, Spain, Hungary, Germany, Japan and other countries.

      Technology Business

      Our technology  business is predominantly  involved in the development and
sale  of  identity   security   software  to  aviation   market  and   financial
institutions, predominantly in Europe and Israel.

      Entertainment Business

      On December 23, 2003, the Company, through wholly owned subsidiaries, purchased from ITA International Tourist Attractions, Ltd., ("ITA") certain assets owned by ITA and used by it in the development, establishment and operation of motion-based entertainment theaters.

      In early 2006, the Company closed its motion-based entertainment theaters. From this date on, the financial results of the entertainment business have been included in discontinued operations on the Company's consolidated financial statements. The nature of the ongoing discontinued operations of the entertainment business consists mainly of activities associated with the settlement of ongoing litigation, including disputes related to unpaid vendor and rent obligations.

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

      In  addition,   I-SEC  Technologies  B.V.  and  its  subsidiaries  develop technological systems and solutions for the following markets: aviation and non-aviation security, banking and other markets.

      Business Strategy

      We are currently pursuing the following business strategy:

      Developing Security Related Technology

      We are focusing on developing security systems and technology for the aviation security and non-aviation security markets. ICTS is using the know-how and expertise it has acquired in the provision of enhanced aviation security services to develop such security systems and technology.

      Aviation Security Operations in Europe

      Through the I-SEC subsidiary, we supply aviation security at airports, airlines and governments in Europe and the far east. During 2008, I-SEC was contracted to provide and extend the security services it provides to Schiphol Airport in Amsterdam ("Schiphol"). The contract is for a period of five years.

      ICTS NAS, a partnership in which ICTS held 50% interest, had one contract serving Schiphol which expired in February 2008. ICTS NAS is being liquidated.

      U.S. Operations

      We continue to provide limited security services and non-security aviation services in the U.S. through its subsidiary, Huntleigh.

      Services

      Services Offered in Europe

      In 2005, the Company completed the initial phase of its re-entry and penetration into the international aviation security market. This phase, executed in parallel to the expansion of the Company's existing operations in The Netherlands and in Russia, includes the establishment of subsidiaries and the provision of services at international airports in London, United Kingdom; Paris, France; Barcelona, Spain; Budapest, Hungary; Edinburgh, Scotland, Tokyo, Japan and others. I-SEC is supplying a range of aviation security services and implementing state-of-the-art technologies at these locations within the framework of long-term contracts signed with various airlines.

      We also provide consulting services to airlines and airports through the I-SEC subsidiary. We recommend the adoption of specified security procedures, develop recruitment and training programs for clients to hire necessary security personnel and work with airport authorities to ensure that they comply with applicable local requirements. We train airline employees to screen passengers and to perform other security measures through extensive courses and written training manuals.

      Services Offered in the United States

      Prior to the enactment of the Security Act, Huntleigh was one of the leading providers of security and non-security aviation services in the United States. Huntleigh currently provides limited aviation security services and other separate services at approximately 27 airports in 23 states.

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

      Technological Systems and Solutions

      The Company, through its subsidiaries is involved in the development and sale of the technology listed below.

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

      Marketing of Security Systems and Technology

      We market our technologies by establishing projects with airports, airlines, banks and other existing and potential customers.

      Main Customers

      In 2009 we had two main customers, each one constituting 10% or more of the Company's consolidated revenues, which accounted together for 56%, 55% and 29% of our revenue during the years ended December 31, 2009, 2008 and 2007, respectively.

      Revenue

      Revenue in the U.S.

      Our revenue in the USA during the years 2009, 2008 and 2007 totaled $36.8 million (38% of total revenue), $40.4 million (41% of total revenue) and $46.7 million (72% of total revenue) respectively.

      Revenue in Europe, Japan and other locations

      Our revenue in Europe, Japan and other locations during the years 2009, 2008 and 2007 totaled $59.1 million (62% of total revenue), $58.0 million (59% of total revenue) and $18 million (28% of total revenue) respectively.

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

      Aviation Security Regulatory Matters

      Our aviation security activities are subject to various regulations imposed by authorities and various local and federal agencies having jurisdiction in the serviced area. ICTS, on behalf of its clients, is responsible for adherence to such regulations relating to certain security aspects of their activities. ICTS is also responsible to prevent passengers without proper travel documentation from boarding a flight, thereby avoiding fines otherwise imposed on its clients by immigration authorities.

      We are subject to random periodic tests by government authorities with regard to the professional level of its services and training. Any failure to pass such a test may result in the loss of a contract or a license to perform services or a fine or both.

      In the airports in which we operate, a license to operate is required from the respective airport authority. ICTS currently holds the licenses required to operate in such locations.

      Climate Change Regulation

      Our business is not affected directly or indirectly in any way by existing and pending, local, state, regional, federal or international legal requirements and agreements related to climate change.

      Organizational Structure

      The following are the significant subsidiaries of ICTS as of December 31, 2008:

            ICTS USA, Inc. (New York - 100%) and its wholly-owned subsidiaries.

            I-SEC   Technologies   B.V.   (The   Netherlands  -  100%)  and  its
            wholly-owned subsidiaries.

            I-SEC Global Security B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries.

      Property, Plant and Equipment

      We lease premises under long-term operating leases, in most cases with renewal options. Lease expenses from continuing operations for the years ended December 31, 2009, 2008 and 2007 were $1.9 million, $1.5 million and $1.2 million, respectively.

      Future minimum lease payments under long-term leases from continued operations are as follows (in thousands):

                             Year Ended
                         December 31, 2009
                         -----------------

                                2010               $ 1,196
                                2011                 1,139
                                2012                 1,131
                                2013                 1,019
                                2014                 1,004
                                                   -------
                                                   $ 5,489
                                                   -------

Item 5. Operating and Financial Review and Prospects

      This section contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 concerning our business, operations and financial condition. All statements other than statements of historical facts included in this annual report on Form 20-F regarding ICTS's strategy, future operations, financial position, costs, prospects, plans and objectives of management are forward-looking statements. When used in this annual report on Form 20-F the words "expect", "anticipate", "intend", "plan", "believe", "seek", "estimate", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Risk Factors" and elsewhere in this annual report on Form 20-F.

      We cannot guarantee any future results, levels of activity, performance or achievements. The forward-looking statements contained in this annual report on Form 20-F represent management's expectations as of the date of this annual report on Form 20-F and should not be relied upon as representing ICTS's expectations as of any other date. Subsequent events and developments will cause management's expectations to change. However, while we may elect to update these forward-looking statements, ICTS specifically disclaims any obligation to do so, even if its expectations change.

      Overview

      We operate in two reportable segments (a) airport security and other aviation services and (b) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in the United States of America and Europe. The technology segment is predominantly involved in the development and sale of identity security software to financial institutions and airport authorities, predominantly in Europe and Israel.

      In December 2005, we committed to a plan to cease the operations of our entertainment segment in the United States of America. Accordingly, as of that date, the assets, liabilities and results of operations of the entertainment segment were classified as discontinued operations in the Company's consolidated financial statements. The nature of the ongoing discontinued operations of the entertainment segment consists mainly of activities associated with the settlement of ongoing litigation, including disputes related to unpaid vendor and rent obligations. In July 2009, the Company entered into a settlement arrangement with the former landlord of the entertainment segment to resolve all disputes between the parties related to unpaid rent obligations.

      Critical Accounting Policies

      The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are listed below. Please refer to Note 2 of ICTS's consolidated financial statements included in this Annual Report for the year ended December 31, 2009 for a summary of ICTS's significant accounting policies.

      Accounts Receivable

      Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customer and current economic trends. The Company writes off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible.

      Long-Lived Assets

      We review long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the projected future discounted cash flows as compared to the asset's carrying value.

      Contingent Liabilities

      We are subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the normal course of its business activities. Liabilities for such contingencies are recognized when: (a) information available prior to the issuance of the consolidated financial statements indicates that it is probable that a liability had been incurred at the date of the consolidated financial statements and (b) the amount of loss can reasonably be estimated.

      Stock-Based Compensation

      Share-based payment awards to employees, including stock options, are measured at the fair value of the award on the date of grant based on the estimated number of awards that are ultimately expected to vest. Share-based compensation awards issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the share-based payment, whichever is more readily determinable. The compensation expense resulting from share-based payments is recorded over the vesting period of the award in selling, general and administrative expense in the accompanying consolidated statements of operations.

      Income Taxes

      We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax
consequences   attributable  to  temporary  differences  between  the  financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when realization of net deferred tax assets is not considered more likely than not.

      Uncertain tax positions are determined based upon the likelihood of the positions being sustained upon examination by taxing authorities. The benefit of a tax position is recognized in the consolidated financial statements in the period during which management believes it is more likely than not that the position will not be sustained. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured is reflected as income taxes payable in the accompanying consolidated balance sheets.

      The Company recognizes interest related to uncertain tax positions in interest expense. The Company recognizes penalties related to uncertain tax positions in selling, general and administrative expenses.

      Recently Issued Accounting Pronouncements

      In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) replaces Statement of Financial Accounting Standards No. 141, "Business Combinations," and was primarily codified into FASB Accounting Standards Codification Topic 805, "Business Combinations" ("ASC 805"). ASC 805 establishes principles and requirements for determining how an enterprise recognizes and measures the fair value of certain assets and liabilities acquired in a business combination, including non-controlling interests, contingent consideration, and certain acquired contingencies. ASC 805 also requires acquisition-related transaction expenses and restructuring costs be expensed as incurred rather than capitalized as a component of the business combination. The Company adopted ASC 805 on

January 1, 2009. ASC 805 will have an impact on the accounting for any businesses acquired by the Company after its date of adoption.

      In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" ("SFAS 160"). SFAS 160, which was primarily codified into FASB Accounting Standards Codification Topic 810, "Consolidation" ("ASC 810"), establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). ASC 810 requires non-controlling interests to be reported as a separate component of stockholder's deficiency and present any net income (loss) allocable to non-controlling interests and stockholders separately in its statement of operations. ASC 810 also requires that a retained non-controlling interest, upon the deconsolidation of a subsidiary, be initially measured at its fair value. The Company adopted ASC 810 on January 1, 2009. ASC 810 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

      In April 2008, the FASB issued FASB Staff Position SFAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP SFAS 142-3"). FSP SFAS 142-3, which was primarily codified into FASB Accounting Standards
Codification Topic 350, "Goodwill and Other Intangible Assets" ("ASC 350"), amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under this guidance. The objective of this guidance is to improve the consistency between the useful life of a recognized intangible asset under this guidance and the period of expected cash flows used to measure the fair value of the asset under ASC 805 and other US GAAP. The Company adopted ASC 350 as of January 1, 2009. The adoption of ASC 350 did not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

      In June 2008, the FASB ratified EITF 07-5, "Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock" ("EITF 07-05"). EITF 07-5, which was primarily codified into FASB Accounting Standards Codification Topic 815, "Derivatives and Hedging ("ASC 815")," provides framework for determining whether an instrument is indexed to an entity's own stock. The Company adopted ASC 815 as of January 1, 2009. The adoption of ASC 815 did not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

      In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, "Subsequent Events" ("SFAS 165"). SFAS 165, which was primarily codified into FASB Accounting Standards Codification Topic 855, "Subsequent Events" ("ASC 855"), establishes standards for the accounting and disclosure of subsequent events. ASC 855 introduces new terminology, defines a date through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the balance sheet date. The Company adopted ASC 855 on December 31, 2009. The adoption of ASC 855 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

      In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)." SFAS 167, which was primarily codified into FASB Accounting Standards Codification Topic 810, "Consolidation" ("ASC 810") seeks to improve financial reporting by enterprises involved with variable interest entities. The Company adopted ASC 810 as of January 1, 2009. The adoption of ASC 810 did not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

      In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162" ("SFAS 168"). SFAS 168, which was primarily codified into FASB Accounting Standards Codification Topic 105, "Generally Accepted Accounting Principles" ("ASC 105"), established the FASB Accounting Standards Codification as the source of authoritative nongovernmental generally accepted accounting principles in the United States of America ("GAAP"). Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of these provisions, the codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the codification became non-authoritative. The Company adopted ASC 105 on December 31, 2009.

      In December 2009, the FASB issued Accounting Standards Update 2009-17, "Consolidations - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("Update 2009-17"). Update 2009-17 amends Topic 810, "Consolidations" of the Accounting Standards Codification by replacing the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (a) the obligation to absorb losses of the entity or (b) the right to receive benefits from the entity. The amendments also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. The adoption of Update 2009-17 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

      In February 2010, the FASB issued Accounting Standards Update 2010-9, "Subsequent Events, Amendments to Certain Recognition and Disclosure Requirements" ("Update 2010-9"). Update 2010-9 amends Topic 855, "Subsequent Events," of the Accounting Standards Codification by eliminating the requirement to disclose the date through which subsequent events were evaluated for public entities and clarifying the application of ASC 855 in revised financial statements. The amendments in Update 2010-9 are effective upon issuance. The Company adopted Update 2010-9 on December 31, 2009. The adoption of Update 2010-9 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

      Results of Operations

      The following table summarizes our results of operations for the years ended December 31, 2009, 2008 and 2007:

                                                                                             (U.S. Dollars in thousands)
                                                                                                Year Ended December 31,
                                                                                 --------------------------------------------------
                                                                                   2009                 2008                 2007
                                                                                 --------             --------             --------
Revenue                                                                          $ 95,861             $ 98,809             $ 64,780
Cost of revenue                                                                    83,491               85,107               52,397
                                                                                 --------             --------             --------
GROSS PROFIT                                                                       12,370               13,702               12,383
Selling, general and administrative expenses                                       14,313               15,341               13,338
                                                                                 --------             --------             --------
OPERATING LOSS                                                                     (1,943)              (1,639)                (955)
Other income (expense), net                                                        (1,638)                (856)              (3,580)
                                                                                 --------             --------             --------
LOSS BEFORE EQUITY LOSS FROM INVESTMENTS IN
AFFILIATES AND INCOME TAX BENEFIT (EXPENSE)                                        (3,581)              (2,495)              (4,535)

Equity loss from investments in affiliates                                             --                   --               (2,479)

Income tax benefit (expense)                                                          418                 (402)                (966)
                                                                                 --------             --------             --------
LOSS FROM CONTINUING OPERATIONS                                                    (3,163)              (2,897)              (7,980)

Income from discontinued operations                                                 6,086                  928                5,422
                                                                                 --------             --------             --------

NET INCOME (LOSS)                                                                $  2,923             $ (1,969)            $ (2,558)
                                                                                 ========             ========             ========

      The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2009, 2008 and 2007:

                                                      Year Ended December 31,
                                                    --------------------------
                                                     2009       2008      2007
                                                    -----      -----     -----
Revenue..........................................    100%       100%      100%
Cost of revenue .................................   87.1%      86.1%     80.9%
Gross profit.....................................   12.9%      13.9%     19.1%
Selling, general and administrative expenses.....   15.0%      15.5%     20.6%
Operating loss...................................   (2.1)%     (1.7)%    (1.5)%
Loss from continuing operations..................   (3.3)%     (2.9)%   (12.3)%
Income from discontinued operations..............    6.4%       0.9%      8.4%
Net income (loss)................................    3.1%      (2.0)%    (3.9)%

The following table sets forth, for the annual periods indicated, revenue generated by country:

                                                 (U.S. Dollars in thousands)
                                                   Year ended December 31,
                                             -----------------------------------
                                               2009          2008          2007
                                             -----------------------------------
United States of America                     $36,794       $40,421       $46,745
Netherlands                                   42,344        44,173         7,619
Other                                         16,723        14,215        10,416
                                             -------       -------       -------

Total                                        $95,861       $98,809       $64,780
                                             =======       =======       =======

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 (U.S. Dollars in thousands unless otherwise indicated)

      Revenue. Revenue decreased from $98.8 million during the year ended December 31, 2009 to $95.9 million during the year ended December 31, 2009. Such decrease resulted from a decrease in revenue from operations in the U.S. of $3.6 million and operations in Netherlands of $1.9 million partially offset by an increase in operations in other locations of $2.6 million.

      The decrease in revenue in the U.S. relates mostly to the slowdown in the global economy, which resulted in the provision of less services. In addition, during 2009, the Company evaluated its service contacts and elected to terminate certain unprofitable contracts.

      The decrease in revenue in the Netherlands is mainly due to currency fluctuations as the 2008 average exchange rate (1.47 Dollar to Euro) decreased in 2009 (1.39 Dollar to Euro). Revenue in 2009 based on the 2008 exchange rate would total $44.7 million compared to $44.2 million in 2008.

      The increase in revenue from other locations is mainly attributed to a full year of operations in Tokyo, Japan.

      Cost of Revenue. The cost of revenue decreased from $85.1 million in 2008 to $83.5 million in 2009. The decrease was mainly due to a decrease in payroll and related costs as a result of the decline in revenue. However, our gross margin also decreased from 13.9% to 12.9% mainly due higher costs associated with providing technology-related support services in Israel.

      Selling, General and Administrative Expenses ("SG&A".) SG&A expenses were $14.3 million for the year ended December 31, 2009 or 15% of revenue, compared to $15.3 million or 15.5% of revenue for the year ended December 31, 2008. This decrease mainly results from a decrease in legal and professional fees associated with the Company defending itself against various legal claims and the elimination of start-up costs we incurred during year ended December 31, 2008 to expand our operations in Europe and Japan, partially offset by a one-time non-cash charge of $0.6 million related to the issuance of shares to a related party.

      Other Income (Expense), net. Other expenses for the year ended December 31, 2009 totaled $1.6 million compared to $0.9 million in 2008. This increase in other expenses is due to a one-time recovery of $0.4 million related to the release of a guarantee in 2008 that the Company previously provided to a third party and the increase in foreign currency losses related to transactions denominated in Euros.

      Income Tax Benefit (Expense). In 2009, the Company had an income tax benefit of $0.4 million compared to income tax expense of $0.4 million in 2008. In 2009, the Company recognized a benefit of $0.4 million related to its activities in Europe. The decrease in the income tax expense in 2009 compared to 2008 is primarily due to the decrease in income from continuing operations at certain European locations.

Income from Discontinued Operations. Income from discontinued operations totaled $6.1 million in 2009 compared to $0.9 million in 2008. The increase results mainly from the recovery of $4.7 million related to the settlement of a dispute with the former landlord of the Company's entertainment segment related to unpaid rent obligations of $7.3 million and the recovery of $1.2 million in vendor disputes resulting from management's assessment that payments to resolve the dispute are unlikely.

      Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 (U.S. Dollars in thousands unless otherwise indicated)

      Revenue. Revenues for the year ended December 31, 2008 were $98.8 million (2007: $64.8 million) consisted of $40.4 million (2007: $46.7 million) from US operations, $44.2 million (2007: $7.6 million) from operations in The Netherlands, $6.4 million (2007: $4.8 million) from operations in France and $7.8 ,million (2007: $5.7 million) from operations in other locations.

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

      Cost of Revenue. The cost of revenue in 2008 was reduced by $4.3 million related to the agreement of the Company with the DOL. In addition, in 2008, the Company expanded its operations in Europe, which resulted in additional cost of revenue related to labor and start-up costs in the Netherlands. These additional labor and start-up costs resulted in the decrease in the gross margin percentage from 19.1% in 2007 to 13.9% in 2008.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $15.3 million for the year ended December 31, 2008 or 15.5% as percentage of revenue, as compared to $13.3 million, 20.6% as percentage of revenue for the year ended December 31, 2007.

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

            (b) Financial expenses net in 2008 were $1.3 million (2007: $3.3 million). Financial expenses of $0.5 million compared to $2.2 million in 2007, relate to estimated interest for previous years' possible tax exposure in the US. Interest expenses to related parties totaled $0.3 million, both in 2008 and 2007. The interest is calculated according to the loan terms - Libor plus 1.5%. The outstanding loan as of December 31, 2008 was $6.1 million compared to $6.5 million in 2007.

            (c) Other expenses in 2007 of $0.3 million included profit of $0.3 million from investments that were fully impaired in the previous years and an impairment of the investment in Plangraphics which totaled $0.6 million.

      Income Tax Benefit (Expense). Tax expenses in 2008 totaled $0.4 million compared to $1.0 million in 2007. The Company expensed in 2008 an amount of $0.2 million regarding the 2002-2004 IRS audit compared to $0.7 million in 2007.

      Equity Loss from Investment in Affiliates. During 2007 the Company wrote off all its investments in associated companies. As a result of that the share in loss of associated companies in 2008 was zero compared to $2.5 million in 2007.

      Income from Discontinued Operations. ICTS's profit from discontinued operations totaled $0.9 million compared to profit of $5.4 million in 2007.

      There are two legal claims outstanding against us regarding our discontinued operations. We have fully accrued for the claims of the landlord regarding the two sites of the entertainment operations. As of December 31, 2008 and 2007 the total accruals were $7.3 and $8.5 million, respectively. The change of $1.2 million on the accruals was recorded based on the change in the claims. In 2007 the Company recognized similar income of $1.6 million following the changes in the claims between the years 2007 and 2006. The 2007 amount included also $2.8 million relating to refund received from the IRS in the USA.

      The following table sets forth, for the annual periods indicated, certain financial data related to the Company's reportable segments.

                           (U.S. Dollars in thousands)

                                                                 Airport
                                                                 Security
                                                                    and
                                                                   Other
                                                                 Aviation
                                                    Corporate    Services    Technology    Total
                                                    ----------------------------------------------
Year ended December 31, 2009:
  Revenue                                            $    --     $ 95,146     $   715     $ 95,861
  Depreciation and amortization                           11          681          23          715
  Income (loss) from continuing operations            (3,729)       2,777      (2,211)      (3,163)

Year ended December 31, 2008:
  Revenue                                                 --       97,930         879       98,809
  Depreciation and amortization                           12          741          29          782
  Income (loss) from continuing operations            (5,120)       2,965        (742)      (2,897)

Year ended December 31, 2007:
  Revenue                                                 --       63,982         798       64,780
  Depreciation and amortization                           25        1,163          30        1,218
  Loss from continuing operations                     (4,825)      (2,722)       (433)      (7,980)

Corporate Segment

      Loss from continuing operations decreased for the year ended December 31, 2009 as compared to the year ended December 31, 2008 primarily due to the recognition of income tax expense associated with uncertain tax positions in 2008 and a decrease in legal and professional fees in U.S. during the year ended December 31, 2009.

      Loss from continuing operations increased for the year ended December 31, 2008 compared to the year ended December 31, 2007 primarily due to one-time expenses incurred in 2007 related to the Company's new contract with Schiphol Airport in the Netherlands as well as the recognition of certain tax positions in the U.S.

Airport Security and Other Aviation Services Segment

      The decrease in revenue for the year ended December 31, 2009 compared to the year ended December 31, 2008 relates mostly to a decrease in revenue in the U.S. and Europe offset by an increase in revenue from the newly established operation in Japan. The decrease in income from continuing operations for the year ended December 31, 2009 compared to 2008 is primarily due fluctuations in the currency exchange rates and a decrease in the U.S. business.

      The increase in revenue for the year ended December 31, 2008 compared to the year ended December 31, 2007 results mainly from a new contract with Schiphol Airport in the Netherlands, which added $34.4 million of revenue. The increase in income from continuing operations for the year ended December 31, 2008 compared to 2007 was mainly due to the expansion of operations in the Netherlands, which were profitable and a decrease in amortization expense related to the customer relationship, which was fully amortized in 2008.

Technology Segment

      During the year ended December 31, 2009, the Company expanded its costs for the technology activities mostly by recruiting more employees, which resulted in an increase in payroll and related costs.

      Liquidity and Capital Resources

      The most significant expenditures for all of our businesses are related to payroll and related costs, legal fees and other professional fees. We have historically financed such expenditures through cash flows from operations and funding received from a line of credit with a commercial bank in the United States of America and borrowings from a convertible note arrangement with a related party.

      As of December 31, 2009, the Company has cash on hand of $4.8 million (not including a short-term certificate of deposit of $3.5 million, which serves as collateral for its line of credit in the United States of America).

      We have a history of recurring losses from continuing operations and working capital deficiencies. The Company incurred losses from continuing operations of $3.2 million, $2.9 million and $8 million during the years ended December 31, 2009, 2008, and 2007, respectively. As of December 31, 2009, the Company had a working capital deficit and shareholders' deficiency of $10.6 million and $18.3 million, respectively. In addition, the Company is subject to potential material contingencies in connection with: (a) its exposure to certain tax assessments made against it in the United States of America by the Internal Revenue Service, (b) the September 11, 2001 terrorist attacks in the United States of America, (c) certain claims made against the Company by the United States Department of Labor, and (d) certain claims made against the Company by the United States Transportation Security Administration ("TSA"). Furthermore, one of the subsidiaries of ICTS is in default of its line of credit in the United States of America, which expires on September 30, 2010, as a result of violations of certain required financial covenants. These factors raise substantial doubt about the Company's ability to continue as a going concern.

      The report of our independent registered public accounting firm on our 2009 consolidated financial statements includes an explanatory paragraph stating that there is substantial doubt with respect to our ability to continue as a going concern.

      Management believes that the Company's operating cash flows and related party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash to continue to operate the Company will be successful. The 2009 consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

      Cash Flows from Operating Activities

      Our cash flows from operating activities vary significantly from year to year, depending on our operating results and timing of cash receipts and disbursement on accounts receivable and payable.

      Net cash used in operating activities for the year ended December 31, 2009 was $4.6 million. This use of cash resulted from a net loss from continuing operations of $3.2 million and net cash used by operating assets and liabilities of $2.7 million, partially offset by non-cash charges of $0.7 million for depreciation and amortization and $0.6 million relating to an issuance of common stock to a related party. The net cash used in operating assets and liabilities is primarily attributable to a decrease in accounts payable of $1.4 million and cash used in discontinued operations of $1.9 million, partially offset by an increase in accrued expenses and other current liabilities of $0.6 million.

      For the year ended December 31, 2008, net cash provided by operating activities was $3.9 million. This resulted from a net loss from continuing operations of $2.9 million and net cash provided by operating assets and liabilities of $5.9 million, partially offset by non-cash charges of $0.8 million for depreciation and amortization, offset by $0.1 million in stock-based compensation. The net cash provided by operating assets and liabilities is primarily attributable to an increases in accrued expenses and other liabilities of $4.9 million, net cash provided by discontinued operations of $2.4 million, partially offset by increase in accounts receivable of $1.3 million.

      For the year ended December 31, 2007, net cash used in operating activities was $3.6 million. This use of cash resulted from a net loss from continuing operations of $8.0 million and net cash provided by operating assets and liabilities of $3.9 million, partially offset by non-cash charges of $1.2 million for depreciation and amortization, $3.1 million related to the impairment of marketable equity securities and investment in affiliates, $0.4 million in stock-based compensation and a gain on a settlement of a liability of $4.3 million. The net cash provided by operating assets and liabilities is primarily attributable to increases in accounts payable of $0.6 million and accrued expenses and other current liabilities of $2.8 million.

      Cash Flows from Investing Activities

      Net cash used in investing activities for the year ended December 31, 2009 was $0.8 million and consisted primarily of capital expenditures.

      Net cash provided by investment activities for the year ended December 31, 2008 was $0.6 million and consisted primarily of capital expenditures of $1.0 million and an increase in other assets of $0.2 million, partially offset by a decrease in restricted cash of $1.8 million.

      Net cash used in investing activities for the year ended December 31, 2007 was $1.1 million and consisted primarily of capital expenditures of $0.8 million and an increase in restricted cash of $0.8 million, partially offset by proceeds from sale of property and equipment and equity method investments of $0.4 million.

      In March 2010, we purchased 5,400,000 shares of Inksure's common stock for $0.7 million pursuant to a private placement of Inksure Technologies, Inc. securities. We do not anticipate making any other significant investments at this time, except for routine capital expenditures.

      Cash Flows from Financing Activities

      Net cash provided by financing activities for the year ended December 31, 2009 was $6.2 million, which consisted primarily of $1.2 million increase in a line of credit with a commercial bank in the United States of America, $3.9 million of proceeds from convertible note arrangement with a related party and $1.2 million in proceeds from the exercise of stock options.

      Net cash used in financing activities for the year ended December 31, 2008 was $2.1 million and consisted primarily of a $1.8 million decrease in a line of credit with a commercial bank in the United States of America and $0.2 million in repayments on a convertible note payable arrangement with a related party.

      Net cash provided by financing activities for the year ended December 31, 2007 was $5.0 million, which consisted primarily of $1.6 million increase in a line of credit with a commercial bank in the United States of America, $4.0 million of proceeds from a convertible note arrangement with a related party, partially offset by $0.2 million in repayments on other liabilities and $0.4 million of net cash used in discontinued operations.

      The Company expects to continue to draw down from its lines of credit and related party financing as necessary to meet its short-term cash needs. In May 2010, the Company increased its borrowing capacity from on a convertible note arrangement with a related party from $10 million to $12 million and received an additional $0.8 million in financing from the related party to fund its operations.

      Borrowings

      One of the subsidiaries of ICTS has an arrangement with a commercial bank in the United States of America, which provides up to $8,000 in borrowings and letters of credit. The borrowing base of the arrangement is limited to 85% of the subsidiary's eligible accounts receivable, as defined, and 95% of the subsidiary's cash collateral. Borrowings under the arrangement are secured by the subsidiary's accounts receivable of $6,213 and a $3,500 certificate of deposit. Borrowings under the arrangement are also guaranteed by ICTS. The original term of the arrangement, which was set to expire on March 31, 2010, was extended to June 30, 2010 and can be automatically extended for an additional one-year term unless either the Company or the commercial bank elect to terminate the arrangement prior to the expiration date. In June 2010, the original term of the arrangement was extended to September 30, 2010. Borrowings made under the arrangement will be designated as either prime rate or LIBOR rate loans at the option of the subsidiary. Prime rate loans bear interest, which is payable monthly, at the bank's prime rate plus 1% per annum. LIBOR rate loans bear interest, which are payable monthly, at LIBOR plus 350 basis points per annum. For the years ended December 31, 2009, 2008 and 2007, the weighted average interest rate on this arrangement is 4.25%, 5.25% and 6.00%, respectively. The arrangement subjects the subsidiary to certain financial and non-financial covenants, including minimum tangible net worth, minimum interest coverage ratio, minimum EBITDA, a required excess availability under the borrowing base and a capital expenditure limitation. As of December 31, 2009 and for the year then ended, the subsidiary is in violation of its minimum EBITDA and capital expenditure limitation covenants. As of December 31, 2009, the subsidiary has approximately $6,070 in borrowings, $444 in outstanding letters of credit and $864 in unused borrowing capacity under the arrangement. As of December 31, 2008, the subsidiary had approximately $4,848 in borrowings, $575 in outstanding letters of credit and $1,518 in unused borrowing capacity under the arrangement.

      One of the subsidiaries of ICTS had an arrangement with a commercial bank in Europe to provide it with up to (euro)650 in borrowings. Borrowings under the arrangement were limited to 60% of the subsidiary's eligible accounts receivable, secured by the assets of the subsidiary, and guaranteed by ICTS. Borrowings made under the arrangement bear interest, which is payable monthly, at the commercial bank's euro base rate plus 2% per annum. For the years ended December 31, 2008 and 2007, the weighted average interest rate on this arrangement is 7.30% and 6.73%, respectively. The arrangement expired in February 2008.

      In February 2008, two of the subsidiaries of ICTS jointly entered into a credit agreement with a commercial bank to provide them with a borrowing arrangement of up to (euro)2,150. The available capacity under the borrowing arrangement automatically reduces to (euro)1,650 on May 1, 2008, (euro)1,150 on August 1, 2008 and (euro)650 on January 1, 2009. Borrowings under the arrangement bear interest, which is payable monthly, at the bank's euro base rate (subject to a floor of 3.5%) plus 2% per annum. For the years ended December 31, 2009 and 2008, the weighted average interest rate on this arrangement is 7.30% and 6.73%. Borrowings under the arrangement are secured by the assets of the subsidiaries and guaranteed by ICTS. As of December 31, 2008, there are no outstanding borrowings and (euro)1,200 in outstanding guarantees under the arrangement. On May 1, 2009, the credit agreement expired.

      In September 2006, the Company entered into an arrangement with an entity related to its main shareholder to provide it with up to $3,050 in revolving loans through April 2007. Loans received under the arrangement bear interest, which is payable at maturity, at LIBOR plus 1.5% per annum. The arrangement was secured by 2,157,894 shares of Inksure Technologies, Inc. common stock.

      In January 2007, the borrowing capacity under the arrangement was increased to $6,263 and the term was extended to April 2008. In connection with the extension, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $3.50 per share. The Company determined that the conversion feature did not qualify as a free standing derivative instrument or contain any intrinsic value which would be considered beneficial.

      In April 2008, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $6,644 in revolving loans through November 2010. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is payable at maturity, at LIBOR plus 1.5% per annum. The arrangement is secured by a 26% interest in one of the Company's subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.75 per share. The Company determined that the conversion feature did not qualify as a free standing derivative instrument or contain any intrinsic value which would be considered beneficial.

      In April 2009, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $7,310 in revolving loans through November 2011. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the prime rate charged by the Company's European commercial bank on March 31, 2010. The arrangement is secured by a 26% interest in one of the Company's subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the conversion feature did not qualify as a free standing derivative instrument or contain any intrinsic value which would be considered beneficial.

      In September 2009, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $10,000 in revolving loans through November 2011. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the prime rate charged by the Company's European commercial bank on March 31, 2010. The arrangement is secured by a 26% interest in one of the Company's subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the conversion feature did not qualify as a free standing derivative instrument or contain any intrinsic value which would be considered beneficial.

      In May 2010, the borrowing capacity under the Company's convertible notes payable to a related party was increased to $12,000 and the term was extended to November 2012 pursuant to an oral amendment between the parties.

      At December 31, 2009 and 2008, notes payable to related party consists of $9,066 and $5,501, respectively, in principal and $1,078 and $571, respectively, in accrued interest. Interest expense related to these notes is $514, $297 and $280 for the years ended December 31, 2009, 2008 and 2007, respectively. For the years ended December 31, 2009, 2008 and 2007, the weighted average interest rate on this arrangement is 5.54%, 5.31% and 6.27%, respectively.

      In June 2010, two of the subsidiaries of ICTS jointly entered into a credit arrangement with a commercial bank to provide them with up to (euro)400 in revolving loans through February 2012. Borrowings under the arrangement bear interest, which is payable monthly, at 1.8% above the European Libor rate per annum, are secured by the accounts receivable of the subsidiaries and guaranteed by ICTS.

      Research and Development Costs

      Research and development costs are expensed as incurred and consist primarily of payroll and related costs related to development of identity security software. Research and development costs are $1 million, $0.3 million and $0.3 million during the years ended December 31, 2009, 2008, and 2007, respectively.

      Trend information

      Labor market conditions may require the Company to increase its prices. Cost of labor is the main variable in determining any cost increases. The Company is affected by the worldwide economic slowdown, which affects the aviation industry. As the Company is a service provider to this industry, it affects the results of the Company.

      Off-balance sheet arrangements

      The Company is a party to two employment agreements and various operating lease arrangements. In addition, ICTS has no unconsolidated special purpose entities.

The following table summarizes ICTS's future contractual obligations as of December 31, 2009:

Contractual Obligations                                                          Payments due by Period (in thousands)
-----------------------                                            -----------------------------------------------------------------
                                                                                   Less            1-3           4-5       more than
                                                                    Total       than 1 year       years         years       5 years
                                                                   -------      -----------      -------        ------     ---------
Line of credit (1)                                                 $ 6,070        $ 6,070        $    --        $   --        $--
Convertible notes payable -
  related party (including interest) (2)                            10,144             --         10,144            --         --
Operating lease obligations                                          5,489          1,196          3,289         1,004         --
Employment contracts                                                   648            331            317
Settlement with former landlord (3)                                  1,300          1,300             --            --         --
Liability to Department of Labor                                     3,000             --          3,000            --         --
Interest and fees on line of credit and
  Convertible notes payable -
  related party (4)                                                  1,600          1,050            550            --         --
Other                                                                  558             94            384            --         80
                                                                   -------        -------        -------        ------        ---
                                                                   $28,809        $10,041        $17,684        $1,004        $80
                                                                   -------        -------        -------        ------        ---

(1)   In June 2010, the expiration date was extended to September 30, 2010.

(2)   In May 2010, the maturity date was extended to November 2012.

(3) Included in current liabilities from discontinued operations on the consolidated financial statements.

(4) Interest and fees are estimated based on future interest rates expected to be applicable.

      The following table summarizes ICTS's other future commercial obligations as of December 31, 2009:

Other Obligations                                                                Payments due by Period (in thousands)
-----------------                                                  -----------------------------------------------------------------
                                                                                   Less            1-3           4-5       more than
                                                                    Total       than 1 year       years         years       5 years
                                                                   -------      -----------      -------        ------     ---------
Letters of credit                                                   $ 444          $ 444          $ --           $ --         $ --
                                                                    -----          -----          ----           ----         ----
                                                                    $ 444          $ 444          $ --           $ --         $ --
                                                                    -----          -----          ----           ----         ----

Item 6. Directors, Senior Management and Employees

      The following table lists the directors and executive officers of ICTS:

                           Age     Position
                          -----    ----------
Menachem Atzmon            66      Chairman of the Supervisory Board
David W. Sass              74      Member of the Supervisory Board

Eytan Barak                66      Member of the Supervisory Board, Member of
                                   Compensation and Audit Committee
Elie Housman               73      Member of the Supervisory Board, Chairman
                                   of the Compensation Committee
Gordon Hausmann            64      Member of the Supervisory Board, Member of
                                   the Compensation Committee and Member of the
                                   Audit Committee
Philip M. Getter           73      Member of the Supervisory Board, Chairman
                                   of the Audit Committee
Avraham Dan                65      Managing Director
Ran Langer                 64      Managing Director
Raanan Nir                 61      Managing Director
Alon Raich                 34      Chief Financial Officer

      Menachem J. Atzmon is a CPA (Isr). Since 1996 Mr. Atzmon has been the managing director of Albermale Investment Ltd., an investment company. Since January 1998 he has served as the chairman of the management board of Seehafen Rostock. Mr. Atzmon acts as a member of the board of Capital Points, Ltd. a listed Company on the Tel Aviv Stock Exchange in Israel. He has been a member of the Supervisory Board of ICTS since 1999.

      David W. Sass for the past 49 years has been a practicing attorney in New York City and is currently a senior partner in the law firm of McLaughlin & Stern, LLP. He has been a director of ICTS since 2002. Mr. Sass is a director of Inksure Technologies, Inc., a company which develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. He is also a director of several privately held corporations. He is a director of the Temple University Law Foundation and an Honorary Trustee of Ithaca College.

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

      Elie Housman was a principal at Charterhouse Group International, a privately held merchant bank, from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars. Mr. Housman was the Chairman of Novo Plc. in London, a leading company in the broadcast storage and services industry. He is a director of Top Image System, Ltd. At present, Mr. Housman is a director of a number of privately held companies in the United States. He became a member of the Supervisory Board of ICTS in 2002.

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

      Having served as Administrative Assistant to the Director of United States Atomic Energy Commission from 1958 to 1959, he began his Wall Street career as an analyst at Bache & Co. in 1959. He was a partner with Shearson, Hammill & Company from 1961 to 1969 and a Senior Partner of Devon Securities, an international investment banking and research boutique from 1969 to 1975. Mr. Getter was a member of the New York Society of Security Analysts. From 1975 to 1983 he was President and CEO of Generics Corporation of America, a public company that was one of the largest generic drug manufacturers in the United States. As Chairman and CEO of Wolins Pharmaceutical from 1977 to 1983 he led the reorganization and restructuring one of the oldest and largest direct to the profession distributors of pharmaceuticals. Mr. Getter became a director of Inksure Technologies, Inc. in 2003 and was appointed as the Chairman of the Board in 2008. In 2009, Mr. Getter resigned from Inksure's Board. Inksure develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. He has been a member of the League of American Theatres and Producers, Advisory Board of the American Theatre Wing, Trustee of The Kurt Weill Foundation for Music, a member of the Tony Administration Committee and has produced for Broadway, television and film. Mr. Getter received his B.S. in Industrial Relations from Cornell University. He is Chairman of the Audit Committees of EVCI Career Colleges, Inksure Technologies, Inc. as well as the Company.

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

      Alon Raich is a CPA (Isr), joined ICTS in September 2005 as Financial Controller and became Chief Financial Officer (CFO) of the Company in 2008. From 2001 to 2005 he worked in the accounting firm, Kesselman & Kesselman, PriceWaterhouseCoopers (PwC). Mr. Raich is currently on the Board of Inksure Technologies Inc. ("Inksure"), serving as the Chairman of the Audit Committee. Mr. Raich holds a BA degree in economics and accounting and an MA degree in law from Bar-Ilan University, Israel.

                           Summary Compensation Table

The following table sets forth compensation earned by the executive officers and the highest paid executive during 2009 (in thousands):

------------------------------------------------------------------------------------------------------------------------------------
                                                                                            Nonqualified
Name and                                                                     Non-Equity       Deferred    Number of   Number
Principal                                                     All Other    Incentive Plan   Compensation    Option   of Stock
Position                    Year        Salary       Bonus  Compensation    Compensation      Earnings      Awards    Awards   Total
                                          $            $          $               $               $                              $
------------------------------------------------------------------------------------------------------------------------------------
Avraham Dan,                2009         180          --         60              --              --           --        --      240
Managing                    2008         180          68         60              --              --           --        --      308
Director                    2007         180          --         60              --              --           --        --      240
------------------------------------------------------------------------------------------------------------------------------------
Ran Langer,                 2009          --          --         --              --              --           --        --       --
Managing                    2008          --          --         --              --              --           --        --       --
Director                    2007          --          --         --              --              --           --        --       --
------------------------------------------------------------------------------------------------------------------------------------
Raanan Nir,                 2009          --          --         58              --              --           --        --       58
Managing                    2008          --          --         --              --              --           --        --       --
Director                    2007          --          --         --              --              --           --        --       --
------------------------------------------------------------------------------------------------------------------------------------
Doron Zicher,               2009         284         336         36              --              --           --        --      656
Managing                    2008         294         321         36              --              --           --        --      651
Director of                 2007         242         174         39              --              --           --        --      455
Subsidiary
------------------------------------------------------------------------------------------------------------------------------------

      Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $10,000 and a fee for each Board or committee meeting attended of $1,000. The Chairman of the Audit Committee receives an additional $20,000 per year. As of December 31, 2009, no director's fees have been paid for the past two years.

      Mr. Dan has been employed as a Managing Director under a five year employment agreement commencing February 1, 2005, at a monthly compensation of $15,000. Mr. Dan is also entitled to benefits and a bonus in the amount of 1.3% of the Company's net income (excluding extraordinary items).

      Mr. Langer has been employed as Managing Director since 2004 without compensation.

      Mr. Nir has been employed as a Managing Director since 2008 at an annual salary of $58,000.

      Mr. Doron Zicher has been employed as a Managing Director of the Company's European subsidiaries under a five year employment agreement commencing January 1, 2005. Mr. Zicher's employment agreement was extended effective January 1, 2010 for a period of two years at a monthly compensation of 17,000 Euros. Mr. Zicher is also entitled to benefits and a bonus in the amount of 5% of net income of two of the Company's European subsidiaries and

2.5% of net income of all other subsidiaries involved in the aviation business with exception of the Company's U.S. subsidiaries. In addition, Mr. Zicher is entitled to receive a bonus, net of sale expenses, of 8% of the sale proceeds in the event the Company's I-SEC subsidiary is sold.

      The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2009.

                                         Salaries, fees,     Pension, retirement
                                           commissions            and other
                                           and bonuses         similar benefits
                                         ---------------     -------------------
                                                      (in thousands)
                                         ---------------------------------------

Directors as a group (6 persons)             $  107                  $ --
All officers as a group(7 persons)           $1,432                  $104

      Background and Compensation Philosophy

      Our Compensation Committee consists of Elie Housman, Chairman, Gordon Hausmann and Eytan Barak, all independent directors. The Compensation Committee and, prior to its establishment our Supervisory Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, the level of compensation paid to similarly situated executives in comparably sized companies, and contributions made by the officers' to our success. Each of the named officers will be measured by a series of performance criteria by the supervisory board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

      Our Supervisory Board of Directors and Compensation Committee have not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The Compensation Committee makes an independent evaluation of appropriate compensation of key employees, with input from management. The Compensation Committee has oversight of executive compensation plans, policies and programs.

      Our compensation program for our executive officers and all other employees is designed such that it will not incentivize unnecessary risk-taking. The base salary component of our compensation program is a fixed amount and does not depend on performance. Our cash incentive program takes into account multiple metrics, thus diversifying the risk associated with any single performance metric, and we believe it does not incentivize our executive officers to focus exclusively on short-term outcomes. Our equity awards are limited by the terms of our equity plans to a fixed maximum specified in the plan, and are subject to vesting to align the long-term interests of our executive officers with those of our stockholders.

      Elements of Compensation

      We provide our executive officers with a base salary and certain bonuses to compensate them for services rendered during the year. Our policy of compensating our executives with a cash salary has served us well.

      Board Practices

      We have a Supervisory Board and a Management Board. The Supervisory Board has the primary responsibility for supervising the policies of the Management Board and the general course of corporate affairs and recommending the adoption of the annual financial statements of ICTS by its shareholders. The Management Board is responsible for the day-to-day operations of ICTS. Members of the Supervisory Board and the Management Board are appointed by the shareholders for a term of one year. Non-executive officers are appointed by and serve at the pleasure of the Management Board.

      The members of the Supervisory Board and the initial year they joined the Board are as follows: Menachem Atzmon (1999), Eytan Barak (2006), Elie Housman
(2002),  Gordon  Hausmann  (2005),  David W. Sass  (2002) and  Philip M.  Getter
(2003).

      The Audit Committee consists of Philip M. Getter, Chairman, Eytan Barak and Gordon Hausmann, all of whom are independent. Mr. Getter and Mr. Barak have financial expertise. The audit committee evaluates ICTS's accounting policies and practices and financial reporting and internal control structures, selects independent auditors to audit the Company's financial statements and confers with the auditors and the officers. The Audit Committee has an Operating Charter as well.

      We do not have a Nominating Committee. The members of the Audit Committee and Compensation Committee are all independent and were never officers or employees of ICTS except Mr. Elie Housman, for a short period, was chairman of the Board of ICTS under contract.

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

      Employees

      As of December 31, 2009, we have 3,150 employees, of which 950 employees are located in Europe and 2,200 are located in the United States.

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

      The Plan shall be administered by the Compensation Committee of the Supervisory Board.

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

      The Compensation Committee, in November 2004, recommended, and the Supervisory Board and the Management Board have approved, the granting of the following options under the 2005 Equity Incentive Plan as follows:

      1. Menachem Atzmon (Chairman of the Board) - 550,000 options of which 250,000 shall be immediately vested and 300,000 options to be vested equally over the next three years. With respect to the Options for 200,000 shares they are granted in lieu of a current salary for Mr. Atzmon. Options are exercisable at $1.35 per share representing the fair market value on the date of grant. These options have been exercised during 2009.

      2. Doron Zicher (Key Employee) - 45,000 options to be vested equally over the next three years. Options are exercisable at $1.35 per share representing the fair market value on the date of grant. These options have been exercised during 2009.

      3. Ran Langer (Managing Director) - 65,000 options to be vested equally in the next three years. Options are exercisable at $1.35 per share representing the fair market value on the date of grant. These options have been exercised during 2009.

      4. Avraham Dan (Managing Director) - 55,000 options to be vested equally in the next three years. Options are exercisable at $1.35 per share representing the fair market value on the date. These options have been exercised during 2009.

      5. Directors - 30,000 options were granted to each of the Directors, at that time, namely, Elie Housman, Philip Getter (exercised), M. Albert Nissim (exercised) and David W. Sass (exercised). The Options shall be immediately vested as to 10,000 shares and shall vest 10,000 shares on each anniversary in the event such person is a Director of the Company at that time. The options are exercisable at $1.35 per share representing the fair market value on the date of grant.

      6. Committee Chairmen - The Chairman of the Audit Committee and the Chairman of the Compensation Committee should each be granted 30,000 additional Options. The Options shall be immediately vested as to 10,000 shares and shall vest 10,000 shares on each anniversary in the event such person is a Director of the Company at that time. The options are exercisable at $1.35 per share representing the fair market value on the date of grant.

      The Compensation Committee, in October 16, 2006, recommended, and the Supervisory Board and the Management Board have approved, the granting of the following options under the 1999 and the 2005 Equity Incentive Plans as follows:

      1. Menachem Atzmon (Chairman of the Board) - 350,000 options of which 250,000 shall be immediately vested and 100,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant. These options have been exercised during 2009.

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

      7. David W. Sass (Director) - 20,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant. These options have been exercised during 2009.

      8. Gordon Hausmann (Director) - 50,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

      9. Eytan Barak (Director) - 30,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

      10. Richard Sporn (Key Employee) - 15,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant. These options have been exercised.

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

      A summary of the Options granted is as follows:

      As of December 31, 2009, there were outstanding options to purchase 332,000 shares of common stock. Options were granted to directors, executive officers and employees of the Company at exercise price of $1.00 per share under the plans. All these options are vested as of December 31, 2009. Options available for grant under the plans are 2,279,502. The plans expire by their terms at various dates through 2018.

      All current executive officers (Managing Directors) (3 persons) as a group: 90,000 Options.

      All current directors (6 persons) as a group: 160,000 Options.

      All  non-executive  officers  and  other (4  persons)  as a group:  82,000
Options.

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

      Incentive Stock Options

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

      If shares acquired upon exercise of ISOs are disposed of prior to the expiration of the above time periods, the participant will recognize ordinary income in the year in which the disqualifying disposition occurs, the amount of which will generally be the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the option price, or (ii) the gain recognized on such disposition. Such amount will ordinarily be deductible for federal income tax purposes by the Company or subsidiary for which the participant performs services ("service recipient") in the same year, provided that the amount constitutes reasonable compensation for services that would result in a deduction for U.S. federal income tax purposes and that certain federal income tax withholding requirements are satisfied. In addition, the excess, if any, of the amount realized on a disqualifying disposition over the market value of the shares on the date of exercise will be treated as capital gain.

      The foregoing discussion does not consider the impact of the alternative minimum tax, which may be particularly applicable to the year in which an ISO is exercised.

      Non-qualified Stock Options

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

      Restricted Stock

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

Item 7. Major Shareholders and Related Party Transactions

      Major Shareholders

      The following table sets forth certain information regarding ownership of the Company's Common Shares as of June 15, 2010 (including options exercisable within 60 days from that date) with respect to:

      (1) Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Shares.

      (2) Each director or officer who holds more than 1% of the Common shares.

      (3) All directors and officers as a group. None of the directors or officers, excluding Mr. Menacham Atzmon, owns 1% or more of ICTS outstanding share capital.

-----------------------------------------------------------------------------------------------
                                                             Percent of
                                                        Amount Beneficially      Common Shares
Name Shareholders Holding Five Percent or More                Owned (a)         Outstanding (b)
-----------------------------------------------------------------------------------------------
Atzmon Family Trust (c)                                       4,847,226              61.4%
-----------------------------------------------------------------------------------------------
Nicholas P. Monteban, Xalladio Holding B.V. and
Galladio Capital Management B.V.                                665,000               8.4%
-----------------------------------------------------------------------------------------------
Amos Megides                                                    906,644              11.5%
-----------------------------------------------------------------------------------------------
All officers and directors as a group including
the Atzmon Family Trust
(10 persons)                                                  5,230,263              64.3%
-----------------------------------------------------------------------------------------------

      (a) The amounts include common shares owned by each of the above, directly or indirectly and options immediately exercisable or exercisable within 60 days from June 15, 2010.

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

      (c) 1. The Atzmon Family Trust ("Trust") was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust own Aragata Holdings Co., Limited., which holds approximately 61.4% of the issued and outstanding Common Shares on behalf of the Trust. Mr. Atzmon disclaims any beneficial interest in the Atzmon Family Trust. Aragata Holdings Co., Limited and the Atzmon Family Trust may be able to appoint all the directors of ICTS and control the affairs of ICTS.

            2. As of May 31, 2010 the Company received loans from related party in total amount of $9.9 million and accrued interest of $1.2 million. The loan is convertible to the Company's common stock at a rate of $2.10 per share.

      Review, Approval or Ratification of Transactions with Related Persons

      All ongoing and future transactions between us and any of our officers and directors and their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by the Audit Committee (whose members are "independent" directors) and by a majority of our disinterested "independent" directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested ("independent") directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. We will not enter into a business combination or invest alongside any of our directors, officers, any affiliate of ours or of any of our directors or officers or a portfolio company of any affiliate of our directors or officers.

      Related Party Transactions

      We had an outstanding guarantee with respect to certain related party debt obligations of $2.5 million, which were fully reserved. In 2007, the Company was released from $0.7 million of the guarantee. In 2008, the Company paid $1.4 million to settle certain outstanding obligations under the guarantee and was released from its remaining guarantee of $0.4 million. We recognized other income related to the recovery of its guarantee of $0, $421, and $0 during the years ended December 31, 2009, 2008 and 2007, respectively.

      Entities related to two of our board members provide legal services to us. Legal expense related to these services is $0.1 million, $0.1 million and $0.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. Included in accounts payable on the accompanying consolidated balance sheet is $0.1 million and $0.1 million due for these services as of December 31, 2009 and 2008, respectively.

      We engaged the services an entity owned by a related party as a subcontractor for one of its subsidiaries. The Company incurred expenses of $0.2 million and $0.1 million for such services for the years ended December 31, 2008 and 2007, respectively.

      In June 2009, a European bank, issued a performance guarantee in the amount of (euro)1.2 million to one of our customers to secure our performance under the service contract between the parties. The performance guarantee extends for the period June 24, 2009 through April 16, 2013. To secure the European bank's guarantee, an entity related to the Company's main shareholder provided a guarantee to the European bank for the same amount.

      In July 2009, we entered into a settlement arrangement with the former landlord of its entertainment segment to resolve all disputes between the parties related to unpaid rent obligations for $2.6 million. The Company's obligation under the settlement arrangement is secured by a $1.3 million irrevocable standby letter of credit issued to the former landlord by an entity related to the Company's main shareholder.

      On July 15, 2009, we issued 300,000 shares of fully vested, non-forfeitable common stock to an entity related to the Company's main shareholder as consideration for guaranteeing certain of our obligations. We recognized the fair value of the shares on the date of issuance of $0.6 million in selling, general and administrative expenses in the accompanying statements of operations and comprehensive income (loss).

      The Company has an arrangement with an entity related to its main shareholder to provide it with revolving loans. See liquidity and capital resources section for further information on this arrangement.

      The Company has an ownership interest in Inksure Technologies, Inc. ("Inksure") of 27.4% as of December 31, 2009 and 2008. The Company's chief financial officer serves as a non-employee director of Inksure. In addition, one of the members of the Company's Board of Directors also serves as a non-employee director of Inksure. In March 2010, the Company purchased 5,400,000 shares of Inksure's common stock for $0.7 million pursuant to a private placement of Inksure Technologies, Inc. securities, which decreased its ownership percentage in Inksure from 27.4% to 23.9%.

Item 8. Financial Information

      The Consolidated Financial Statements and Financial Statement Schedule are included herein on pages F-1 through F-37

      Legal Proceedings

      United States Transportation Security Administration

      In February 2002, the Company was awarded a security services contract (the "TSA Contract") by the TSA to continue to provide security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport-by-airport basis to the TSA or November 2002. In accordance with the terms of the TSA Contract, the United States Federal government provided the Company with a non-interest bearing advance payment of approximately $26 million, which was payable to the TSA in monthly installments of approximately $1.3 million commencing in April 2002. Through December 31, 2009, the Company has repaid $11,700 of the advance. As of December 31 2009, the amount due from the TSA with respect to services provided under the TSA contract is $17.3 million. The Company has reflected the amount due from the TSA of $3 million, net of the remaining unpaid advance, as a receivable from TSA on the accompanying consolidated balance sheets as of December 31, 2009 and 2008.

      The TSA filed a contract dispute with the Office of Dispute Resolution for Acquisition ("ODRA") in connection with the TSA contract seeking reimbursement of an alleged overpayment of principal in the amount of $59.2 million. This claim follows the lawsuit which the Company had already filed against the TSA for repeated breach of contract. The Company is vigorously challenging the TSA's claims, which it asserts is devoid of any factual or legal merit. The TSA's filing comes on the heels of a recent decision by the ODRA granting the Company's motion for partial summary judgment against the TSA for breach of contract by failing to give appropriate notice for the transitioning of airport locations. With respect to the claim for the $59,200 overpayment, the Company has filed a motion to dismiss the action, which has been denied.

      On March 30, 2009, ODRA denied both cross motions for summary judgment, stating that the TSA has not met its burden of proof that the prices in the purported 2006 definitization were reasonable and that ODRA was not willing to revisit the issue of the statute of limitations in the summary judgment format but left open the possibility of deciding in the Company's favor on this issue until the record is complete and fully briefed.

      Settlement negotiations followed and the parties have reached a possible resolution. The settlement proposal has been reduced to a writing, which has not yet been executed by the Company. At this time, the Company is not willing to execute the proposed agreement because of its continuing dispute with the United States Department of Labor ("DOL"). If the Company is unable to reach an acceptable resolution with the DOL, then the Company will examine its option with the DOL and determine if it should execute the agreement with the TSA or seek to resume its litigation against the TSA for the amounts previously asserted in that litigation. The collection of the receivable from the TSA and the resolution of the liability to the DOL is currently undeterminable.

      United States Department of Labor

      During 2003, the DOL finalized its audit of the pay rates used to compensate employees for services rendered pursuant to the TSA Contract. The DOL concluded that in certain instances, employees had not been paid the correct base rate, fringe benefits, vacation and holiday pay resulting in a penalty of $7.1 million. In 2007, the Company reached a settlement with the DOL with respect to this claim and agreed to pay them $3 million. The settlement requires the first $3 million of any settlement with the TSA to be remitted to the DOL and prohibits the DOL from pursuing any collection activity on its receivable until the TSA matter is resolved. As of December 31, 2009 and 2008, a liability to the DOL of $3 million is reflected on our consolidated balance sheets. This amount is exclusive of any amounts which may be received from the TSA.

      September 11, 2001 Terrorist Attacks

      As a result of the September 11, 2001 terrorist attacks, numerous lawsuits charging the Company with wrongful death and/or property damage were commenced in the United States District Court, Southern District of New York, resulting from certain airport security services provided by the Company for United Flight 175 out of Logan Airport in Boston, Massachusetts. All but one of the wrongful death/personal injury cases relating to Flight 175 have been settled, leaving the focus of the litigation on the many property damage and insurance subrogation lawsuits.

      The Company may be indemnified by the airlines if the Company is found to have followed the procedures specified by the Federal Aviation Administration. However, if the Company is found to have violated these screening regulations, it could be liable for damages. Based on an internal review of this matter, the Company has not found any evidence of non-compliance with respect to the security services provided at Boston's Logan International Airport on September 11, 2001.

      The Company maintains an aviation insurance policy, which may provide limited coverage for liabilities that may be assessed against the Company as a result of the events of September 11, 2001. The liabilities under these cases may, by statute, be limited to the policy coverage. After the September 11 terrorist attacks, the Company's insurance carriers cancelled all war risk provisions contained in the Company's insurance policies.

      Management is unable to determine the likelihood of an unfavorable outcome or estimate a range of loss with respect to the remaining open claims against the Company. Accordingly, no provision has been included in the accompanying consolidated balance sheets related to this matter.

      United States Government

      The Company had commenced an action against the United States Government with respect to its Fifth Amendment rights relating to the taking of its business. In December 2004, the United States Government's motion to dismiss the case was denied. A motion for reconsideration was also filed by the defendant and denied. The trial for this action was held and in March 2007, the court ruled against the Company's action. The Company appealed the decision and in May 2008, the United States Court of Appeals for the Federal Circuit affirmed the lower court's ruling. On December 1, 2008, the Company appealed the case to the United States Supreme Court, which refused to hear it.

      Audiovisual-Washington, Inc.

      In September 2005, Avitecture, Inc. (a/k/a Audiovisual-Washington, Inc.) ("Avitecture") filed a Demand for Arbitration and Mediation against one of the Company's subsidiaries in the United States of America with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that the subsidiary owes Avitecture $0.2 million for audio, video and control systems. The case was decided against the Company's subsidiary in an arbitration proceeding, which resulted in an award to Avitecture of $0.2. The arbitrator's decision was affirmed by the Superior Court of New Jersey in May 2007 and the Appellate Court in February 2008. As of December 31, 2008, the Company had $0.2 in accrued expenses and other current liabilities from discontinued operations related to the judgment against it. During 2009, based upon management's assessment that payments are unlikely, the $0.2 previously accrued by the Company was eliminated and recognized in income from discontinued operations.

      Turner Construction Company

      In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against one of the Company's subsidiaries in the United States of America with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that pursuant to a written agreement dated in October 2003, the subsidiary owes Turner $1 million for work and/or services performed. In an arbitration proceeding, the arbitrator awarded Turner $1 million plus interest. This award was affirmed on appeal. As of December 31, 2008, the Company had $1 million in accrued expenses and other current liabilities from discontinued operations related to the judgment against it. During 2009, based upon management's assessment that payments are unlikely, the $1 million previously accrued by the Company was eliminated and recognized in income from discontinued operations.

      Landlord Claims

      Two of the Company's subsidiaries have been sued by their former landlord (which is the same entity for both properties) alleging breach of their respective leases. The former landlord was seeking unpaid rent for the entire terms of the leases for $2.6 million in Atlantic City, New Jersey and $3.7 million in Baltimore, Maryland, plus legal fees. The Company filed a bankruptcy petition for both of the subsidiaries. However, the former landlord was able to prevail in one of the claims because of a guarantee given by the Company in connection with the lease in one of the locations. In January 2008, a judgment of $2.6 million was awarded in favor of the former landlord. The subsidiary has filed an appeal to challenge the judgment. As of December 31, 2008, the Company has $7.3 million in other liabilities from discontinued operations related to the unpaid rent obligations owed to the former landlord of the Company's subsidiaries. In July 2009, the Company entered into a settlement arrangement with the former landlord to resolve all disputes between the parties related to the unpaid rent obligations and agreed to pay $2.6 million to the former landlord in four equal installments during 2009 and 2010.

      Fraport A.G. International Airport Services Worldwide

      The Company was in a dispute with Fraport A.G. International Airport Services Worldwide over the alleged unlawful use of the letter combination "ICTS" by the Company. Fraport initiated proceedings before the district court of Amsterdam. The principal amount claimed was (euro) 0.1 million ($0.1 million as of December 31, 2008). This dispute was settled in 2008 without any liability to the Company.

      Item 9. The Offer and Listing

      ICTS's shares of common stock are currently traded on the Bulletin Board OTC under the symbol ICTSF.OB.

      The reported high and low closing sales prices per shares during the last five years were as follows:

      Year                                   High               Low
      ----                                   -----             -----
      2005                                   $3.23             $1.58
      2006                                   $2.54             $0.10
      2007                                   $2.79             $1.40
      2008                                   $2.30             $1.70
      2009                                   $2.55             $1.50

      The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

      2007                                   High               Low
      ------                                 -----             -----
      First Quarter                          $2.79             $2.00
      Second Quarter                         $2.25             $1.60
      Third Quarter                          $2.05             $1.45
      Fourth Quarter                         $1.98             $1.40

      2008                                   High               Low
      ------                                 -----             -----
      First Quarter                          $2.20             $1.80
      Second Quarter                         $2.20             $2.00
      Third Quarter                          $2.30             $1.92
      Fourth Quarter                         $2.20             $1.70

      2009                                   High               Low
      ----                                   -----             -----
      First quarter                          $2.25             $1.50
      Second quarter                         $2.55             $1.50
      Third Quarter                          $2.25             $1.80
      Fourth Quarter                         $2.25             $1.82

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

      Shares

      Our authorized share capital is currently divided into 17,000,000 common shares, par value 0.45 Euro per common share. The common shares may be in bearer or registered form. As of December 31, 2009, 7,890,137 shares were issued and outstanding.

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

Voting Rights

      Members of our Supervisory Board are appointed by the general meeting. The Company's Articles of Association provide that the term of office of each Supervisory Director will expire no later than June in each calendar year. Members of the Supervisory Board may be re-appointed.

      General Meetings of Shareholders

      Our general meetings of shareholders will be held at least once a year, not later than six months after the end of the fiscal year. Notices convening a general meeting will be mailed to holders of registered shares at least 15 days before the general meeting and will be published in national newspapers in the Netherlands and abroad in countries where the Company's bearer shares are admitted for official quotation. In order to attend, address and vote at the general meeting of shareholders, the holders of the Company's registered shares must notify it in writing of their intention to attend the meeting and holders of the Company's bearer shares must direct the depository to their bearer shares, each as specified in the published notice. The Company currently does not solicit from or nominate proxies for its shareholders and is exempt from the proxy rules of the Securities Exchange Act of 1934. However, shareholders and other persons entitled to attend the general meetings of shareholders may be represented by proxies with written authority.

      Other general meetings of shareholders may be held as often as deemed necessary by the Supervisory Board or the Management Board and must be held if one or more shareholders or other persons entitled to attend the general meeting of shareholders jointly representing at least 10% of the Company's issued share capital make a written request to the Supervisory Board or the Management Board that a meeting must be held and specifying in detail the business to be dealt with at such meeting. Resolutions are adopted at general meetings of shareholders by a majority of the votes cast, except where a different proportion of votes are required by the Articles of Association or Netherlands law, in a meeting in which holders of at least one-third of the outstanding common shares are represented. Each share carries one vote.

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

      Approval of Annual Accounts

      Our annual Netherlands statutory accounts, together with a certificate of its auditors, will be submitted to the general meeting of shareholders for approval. Consistent with business practice in the Netherlands and as provided by the Company's Articles of Association, approval of the annual accounts by the shareholders discharges the Management Board and the Supervisory Board from liability for the performance of their respective duties for the past financial year. Under Netherlands law, this discharge is not absolute and will not be effective with respect to matters which are not disclosed to the shareholders.

      Liquidation Rights

      In the event of the Company's dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be divided proportionately among the holders of the common shares.

      Issues of Shares; Pre-emptive Rights

      Our Supervisory Board has the power to issue shares. The shareholders have by an authorizing resolution provided such authority for a five year period from December 17, 2008. The number of shares the Supervisory Board is authorized to issue must be set at the time of the resolution and may not exceed 17,000,000 shares of the common shares then outstanding.

      Shareholders have a pro rata pre-emptive right of subscription to any common shares issued for the purpose of raising capital, which may be limited or eliminated, if designated for this purpose by the general meeting of shareholders (whether by means of any authorizing resolution or an amendment to the Company's Articles of Association).

      Repurchase and Cancellation of Shares

      We may repurchase its common shares, subject to compliance with the requirements of certain laws of the Netherlands (and provided the aggregate nominal value of the Company's common shares acquired by it at any one time amounts to no more than one-tenth of its issued share capital). Common shares owned by the Company may not be voted or counted for quorum purposes. Any such purchases are subject to the approval of the Supervisory Board and the authorization of the general meeting of shareholders. Authorization is not effective for more than 18 months. The Company may resell shares it purchases. Upon a proposal of the Management Board and approval of the Supervisory Board, the Company's shareholders at the general meeting shall have the power to decide to cancel shares acquired by the Company or to reduce the nominal value of the common shares. Any such proposal is subject to general requirements of Netherlands law with respect to reduction of share capital.

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

      If we were to become a PFIC, a U.S. Holder may avoid taxation under the excess distribution rules discussed above by making a "qualified electing fund" election to include the U.S. Holder's share of the Company's income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the Company, as a PFIC, agrees to furnish the shareholder annually with certain tax information. Management has not decided whether, under such circumstances, the Company would prepare or provide such information.

      Alternatively, if we were to become a PFIC, a U.S. Holder may make a mark-to-market election to elect out of the excess distribution rules discussed above. If a U.S. Holder made a mark-to-market election for the shares, the U.S. Holder would include in income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of the U.S. Holder's taxable year over the U.S. Holder's adjusted basis in such shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the shares included in the U.S. Holder's income for prior taxable years. Amounts included in a U.S. Holder's income under a mark-to-market election, as well as gain on the actual sale or other disposition of the shares are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares, as well as to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. A U.S. Holder's basis in the shares will be adjusted to reflect any such income or loss amounts. Other than net capital gains treatment for dividends, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by the Company.

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

      Corporate Income Taxes

      We are incorporated under the laws of the Netherlands and is therefore subject to the tax laws of the Netherlands. In 2009 the standard corporate income tax rate will be 20% on profits up to (euro)0.2 million and 25.5% for the excess. In 2008 the standard corporate income tax rate was 20% applicable for taxable profits up to (euro)0.3 million and 25.5% for the excess.

      We and a number of our Dutch resident subsidiary companies form a fiscal unity for Dutch corporate income tax purposes. As a result, Dutch corporate income tax is levied from these entities on a consolidated basis at the level of ICTS.

      For Dutch corporate income tax purposes business affiliates should calculate their profits on an "at arm's length" basis. In case transactions between such affiliates are made or imposed on conditions (transfer prices) which differ from those conditions which would have been made or imposed between independent entities in the free market, the profits of those entities are determined as if the latter conditions had been agreed.

      Participation Exemption

      In  general,  the  Dutch  participation   exemption  is  applicable  to  a
shareholding held by ICTS in a subsidiary company in case the following conditions are met:

(i) The subsidiary company has a capital divided into shares; and

(ii) We hold at least 5% of the nominal paid-in share capital of the subsidiary company; unless the subsidiary company can be considered as a low-taxed portfolio investment company;

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

      Interest deduction limitations

      As of January 1, 2004, thin capitalization rules were introduced in the Netherlands which include restrictions on the deductibility of interest in the case of companies that are excessively financed by debts. A company is regarded as excessively financed by debts if the average annual debt for tax purposes exceeds three times the average annual equity for tax purposes to the extent that the excess is larger than 0.5 million Euros. As an alternative to applying the fixed 3:1 debt/equity ratio, as a safe harbor, ICTS may from year to year decide to apply the average debt/equity ratio of the "top entity" of the group of companies to which it belongs as its maximum debt/equity ratio based on the statutory commercial (consolidated) accounts of that entity. The amount of non-deductible interest is limited to interest due to affiliated group companies (to the extent that such interest exceeds interest received from affiliated group companies).

      Besides the thin-capitalization regulations, Dutch tax law includes various other sets of anti-abuse provisions in relation to deduction of interest.

      Loss compensation

      As of 2008 the term for carry-back operating losses is reduced to one year. Further, the term for carry-forward of losses is restricted to nine years, subject to certain anti-abuse provisions. Not yet compensated losses will disappear after these terms have lapsed. Based on transitional rules, losses sustained in book years up to and including 2002 may be set-off against profits of book years up to and including 2011.

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

      Dividend Withholding Tax in the Netherlands

      We currently do not anticipate paying any dividends in the foreseeable future. To the extent that dividends are distributed by ICTS, such dividends ordinarily would be subject, under the tax laws of the Netherlands, to a withholding tax at a rate of 15%. Dividends include distributions in cash or in kind, deemed dividends and redemption and liquidation proceeds in excess of, for Dutch tax purposes, recognized paid-in capital. In case there are profits or in case profits can be anticipated, the repayment of ICTS' share premium is also subject to dividend withholding tax. Further, share dividends are subject to Dutch dividend withholding tax, unless distributed out of the paid-in share premium of ICTS as recognized for tax purposes in the Netherlands.

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

      Under the tax convention currently in force between the United States and the Netherlands (the "Treaty"), dividends paid by us to an individual shareholder resident in the United States or a corporate shareholder organized under the laws of the United States or any State or territory thereof holding less than 10% of the voting power in ICTS (each, a "U.S. Treaty Shareholder"), are subject to Dutch dividend withholding tax of 15%, unless such U.S. Treaty Shareholder has a permanent establishment or permanent representative in the Netherlands to which or to whom the Common Shares are attributable. Subject to certain conditions, the dividend withholding tax rate may be reduced to 5% or 0% in case a qualifying U.S. resident corporate shareholder would hold at least 10% respectively at least 80% of the voting power in ICTS.

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

      Income Tax and Corporate Income Tax in the Netherlands

      Based on Dutch domestic tax law, a non-resident Shareholder is subject to Dutch income tax or Dutch corporate income tax with respect to dividends distributed by us on the Common Shares or with respect to capital gains derived from the sale or disposal of Common Shares in case:

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

      Documents on display

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission ("SEC"). These materials may be inspected at the Company's office in Amstelveen, The Netherlands. Documents filed with the SEC may also be read and copied at the SEC's public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

      Subsidiary Information

      Not applicable

Item 11. Quantitative and Qualitative Disclosure About Market Risk

      Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2009, approximately 38% of the Companies revenues were derived in the United States, and approximately 62% was derived in Europe. The Company is subject to market risks associated with foreign currency exchange rate fluctuations. We do not utilize derivative instruments to manage its exposure to such market risk. As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company's financial position, results of operations, and cash flows.

      Interest Rate Risk - We are subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. We believe that moderate interest rate increases will not have a material adverse impact on the results of their operations, or financial position, in the foreseeable future. An increase of 1% in the interest rate would have increased the Company's interest expense for factor advances, bank loans, and other parties, by approximately $180 in the year ended December 31, 2009.

Item 12. Description of Securities Other than Equity Securities

      Not applicable

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

      As of December 31, 2009, one of our subsidiaries was in violation of its minimum EBITDA and capital expenditure limitation covenants. The credit line will expire on September 30, 2010.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      Not applicable

Item 15. Controls and Procedures.

      Management's report on internal control over financial reporting

      (a) Our management, including our chief executive officer and chief financial officer, have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

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

      Our management including our chief executive officer and our chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has based the assessment in a scope that includes the significant subsidiaries i.e. ISEC International Security B.V, Procheck International BV, I-SEC Netherlands BV, I-SEC France, I-SEC Japan and Huntleigh Corp USA;
collectively "Subsidiaries". Our management including our chief executive officer and our chief financial officer has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2009 based on these criteria.

      This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

      Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

      (c) There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Experts

      The members of the Audit Committee consist of Philip M. Getter, Gordon Hausmann and Eytan Barak. All members are independent, with no relationship with management. Mr. Getter and Mr. Barak have financial expertise. Mr. Getter is the Chairman of the Audit Committee and Eytan Barak is a CPA (Isr).

Item 16B. Code of Ethics

      We have adopted a Code of Ethics for principal's executive officers and senior financial officers.

Item 16C. Fees Paid to Our Independent Registered Public Accounting Firm

      The following table sets forth the aggregate fees billed by our independent registered public accounting firms, Mayer Hoffman McCann CPAs (formerly MHM Mahoney Cohen, CPAs, ("MHM")) and 25 MAD LIQUIDATION CPA, P.C. (formerly known as Mahoney Cohen & Company, CPA, P.C.) for services rendered to us during the years ended December 31, 2009 and 2008. The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (in thousands).

                                                 2009      2008
                                                 ----      ----

                Audit fees                       $300      $300
                Audit related fees                 --        --
                Tax fees                           --        --
                                                 ----      ----
                Total fees                       $300      $300
                                                 ----      ----

Item 16D. Exemptions from listing standards for Audit Committees.

      One of the Company's directors who acts as the chairman of the Company's Audit Committee was also a director and chairman of the Audit Committee of one of the Company's affiliates until November 2009. Other than such affiliation such director meets the independence requirement for each such entity.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

      Not applicable.

Item 16F. Change in Accountants Disclosure.

      ICTS International N.V. ("the Company") appointed Mayer Hoffman McCann CPAs ("MHM") (formerly known as MHM Mahoney Cohen CPAs) as the Company's new auditor as approved by the Audit Committee of the Board of Directors on January 8, 2009. The Company was notified that the shareholders of 25 MAD LIQUIDATION CPA, P.C. (formerly known as Mahoney Cohen & Company, CPA, P.C.) ("MAD"), became shareholders of Mayer Hoffman McCann P.C. pursuant to an asset purchase agreement. The New York practice of Mayer Hoffman McCann P.C. now operates under the name MHM Mahoney Cohen CPAs.

      During the Company's two most recent fiscal years ended December 31, 2007 and December 31, 2006, and through the date of this Current Report on this Form 6-K, the Company did not consult with MHM regarding any of the matters or reportable events set forth in Item 304 (a)(2) (i) and (ii) of Regulation S-K.

      The audit reports of MAD were based on the consolidated financial statements of the Company as of and for the years ended December 31, 2007 and 2006 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified except that both reports included emphasis paragraphs relating to an uncertainty as to the Company's ability to continue as a going concern and regarding other uncertainties.

      In connection with the audits of the Company's consolidated financial statements for each of the fiscal years ended December 31, 2007 and December 31, 2006 and through the date of this Current Report on Form 6-K, there were (i.) no disagreements between the Company and MAD on any matters of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of MAD, would have caused MAD to make reference to the subject matter of the disagreement in their reports on the Company's financial statements for such years or for any reporting period since the Company's last fiscal year end and
(ii) no reportable events within the meaning set forth in Item 304 (a)(1)(v) of Regulation S-K were noted, except in 2006 the Company reported material weaknesses as noted on Item 15 of Form 20-F for the year ended December 31, 2006 filed July 17, 2007. These matters were remediated in 2007.

Item 16G. Corporate Governance.

      There are no significant differences between the corporate governance practices in the Netherlands and the U.S. The Company has adapted the U.S. practices.

                                    PART III

Item 17. Financial Statements

      See Item 18.

Item 18. Financial Statements

      The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2009 and 2008 and for each of the three years ended December 31, 2009, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-37.

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

                                      ICTS INTERNATIONAL, N.V. AND SUBSIDIARIES

                                      By: /s/ Avraham Dan
                                      -----------------------------
                                      Name: Avraham Dan
                                      Title: Managing Director

Date: June 30, 2010

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

                               2009 ANNUAL REPORT

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page

Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firms                    F-2

Consolidated Balance Sheets as of December 31, 2009 and 2008                 F-4

Consolidated Statements of Operations and Comprehensive Income (Loss)
   for the Years Ended December 31, 2009, 2008 and 2007                      F-5

Consolidated Statements of Changes in Shareholders' Deficiency
   for the Years Ended December 31, 2009, 2008 and 2007                      F-6

Consolidated Statements of Cash Flows for the Years Ended
   December 31, 2009, 2008 and 2007                                          F-7

Notes to Consolidated Financial Statements                                   F-9

Financial Statement Schedule:

Valuation and Qualifying Accounts                                           F-37

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

      We have audited the accompanying consolidated balance sheets of ICTS International N.V. and Subsidiaries (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' deficiency, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICTS International N.V. and Subsidiaries as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

      As disclosed in Notes 12 and 15, the Company is involved in significant litigation in connection with (a) its exposure to certain tax assessments made against it in the United States of America by the Internal Revenue Service, (b) the September 11, 2001 terrorist attacks in the United States of America, (c) certain claims made against the Company by the United States Department of Labor, and (d) certain claims made by the Company against the United States Transportation Security Administration.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from continuing operations, deficiencies in working capital and is subject to potential material contingencies, as discussed in the preceding paragraph. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Mayer Hoffman McCann CPAs
   (The New York Practice of Mayer Hoffman McCann P.C.)

New York, New York
June 30, 2010

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

      We have audited the accompanying consolidated statements of operations and comprehensive income (loss), changes in shareholders' deficiency, and cash flows of ICTS International N.V. and Subsidiaries (the "Company") for the year ending December 31, 2007. These financial statements are the responsibility of the Company management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of ICTS International N.V. and Subsidiaries for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

      As disclosed in Notes 12 and 15, the Company is involved in significant litigation in connection with: (a) its exposure to certain tax assessments made against it in the United States of America by the Internal Revenue Service, (b) the September 11, 2001 terrorist attacks in the United States of America, (c) unpaid rent obligations related to certain non-core businesses which have been discontinued in the United States of America, ,(d) certain claims made against the Company by the United States Department of Labor, (e) certain claims made by the Company against the United States Transportation Security Administration, and (f) the successful renewal of a material contract by one of the Company's subsidiaries.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from continuing operations, deficiencies in working capital and is subject to potential material contingencies, as discussed in the preceding paragraph. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ 25 MAD LIQUIDATION CPA, P.C.
    (formerly known as Mahoney Cohen & Company, CPA, P.C.)

New York, New York
June 30, 2008

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                   (US $ in thousands, except per share data)

                                                                                                              December 31,
                                                                                                    -------------------------------
ASSETS                                                                                                2009                   2008
                                                                                                    -------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                                                                         $  4,835               $  3,750
  Restricted certificate of deposit                                                                    3,500                     --
  Accounts receivable, net                                                                            11,556                 11,448
  Prepaid expenses and other current assets                                                            1,307                  1,373
                                                                                                    -------------------------------

Total current assets                                                                                  21,198                 16,571

Property and equipment, net                                                                            1,873                  1,728
Goodwill                                                                                                 314                    314
Restricted certificate of deposit                                                                         --                  3,500
Receivable - United States Transportation
  Security Administration                                                                              3,000                  3,000
Other assets                                                                                             442                    283
                                                                                                    -------------------------------

Total assets                                                                                        $ 26,827               $ 25,396
                                                                                                    ===============================

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
  Notes payable-bank                                                                                $  6,070               $  4,861
  Accounts payable                                                                                     2,684                  4,087
  Accrued expenses and other current liabilities                                                      21,856                 21,023
  Current liabilities from discontinued operations                                                     1,222                  1,898
                                                                                                    -------------------------------

Total current liabilities                                                                             31,832                 31,869

Convertible notes payable to related party,
  including accrued interest                                                                          10,144                  6,072
Other liabilities                                                                                      3,141                  3,144
Non-current liabilities from discontinued operations                                                      --                  7,276
                                                                                                    -------------------------------

Total liabilities                                                                                     45,117                 48,361
                                                                                                    -------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 15)

SHAREHOLDERS' DEFICIENCY:
  Common stock, (euro) 0.45 par value; 17,000,000 shares
    authorized; 7,890,137 shares issued and outstanding
    as of December 31, 2009; 6,672,980 shares issued and
    6,528,100 shares outstanding as of December 31, 2008                                               4,409                  3,605
  Additional paid-in capital                                                                          20,661                 20,655
  Accumulated deficit                                                                                (35,904)               (38,827)
  Accumulated other comprehensive loss                                                                (7,456)                (7,499)
  Treasury stock, at cost; 144,880 shares as of
    December 31, 2008                                                                                     --                   (899)
                                                                                                    -------------------------------

Total shareholders' deficiency                                                                       (18,290)               (22,965)
                                                                                                    -------------------------------

Total liabilities and shareholders' deficiency                                                      $ 26,827               $ 25,396
                                                                                                    ===============================

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
                   (US $ in thousands, except per share data)

                                                                                           Year Ended December 31,
                                                                            --------------------------------------------------------
                                                                                    2009              2008             2007
                                                                            --------------------------------------------------------
Revenue                                                                     $    95,861           $    98,809           $    64,780
Cost of revenue                                                                  83,491                85,107                52,397
                                                                            --------------------------------------------------------

GROSS PROFIT                                                                     12,370                13,702                12,383
Selling, general, and administrative expenses                                    14,313                15,341                13,338
                                                                            --------------------------------------------------------

OPERATING LOSS                                                                   (1,943)               (1,639)                 (955)
Other expenses                                                                   (1,638)                 (856)               (3,580)
                                                                            --------------------------------------------------------

LOSS BEFORE EQUITY LOSS FROM INVESTMENTS IN
   AFFILIATES AND INCOME TAX BENEFIT (EXPENSE)                                   (3,581)               (2,495)               (4,535)

Equity loss from investments in affiliates                                           --                    --                (2,479)
Income tax benefit (expense)                                                        418                  (402)                 (966)
                                                                            --------------------------------------------------------

LOSS FROM CONTINUING OPERATIONS                                                  (3,163)               (2,897)               (7,980)
Income from discontinued operations, net of
   income tax benefit (expense) of $0, ($2) and
   $2,470 in 2009, 2008 and 2007, respectively.                                   6,086                   928                 5,422
                                                                            --------------------------------------------------------

NET INCOME (LOSS)                                                           $     2,923           $    (1,969)          $    (2,558)
                                                                            ========================================================

INCOME (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations                                                       $     (0.47)          $     (0.44)          $     (1.22)
Discontinued operations                                                            0.90                  0.14                  0.83
                                                                            --------------------------------------------------------

Net income (loss)                                                           $      0.43           $     (0.30)          $     (0.39)
                                                                            ========================================================

Weighted average number of shares outstanding                                 6,790,707             6,528,100             6,528,100
                                                                            ========================================================

COMPREHENSIVE INCOME (LOSS)
Net income (loss)                                                           $     2,923           $    (1,969)          $    (2,558)
Translation adjustment                                                               43                  (487)                   80
Unrealized gain on marketable equity securities                                      --                    --                   497
                                                                            --------------------------------------------------------

Comprehensive income (loss)                                                 $     2,966           $    (2,456)          $    (1,981)
                                                                            ========================================================

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY
                   (US $ in thousands, except per share data)

                                                                                            Accumulated
                                          Common Stock         Additional                      Other                      Total
                                      --------------------      Paid-In     Accumulated    Comprehensive   Treasury    Shareholders'
                                       Shares       Amount      Capital       Deficit          Loss         Stock       Deficiency
                                      ----------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2007            6,528,100     $3,605     $ 20,181      $(34,300)       $(7,589)       $(899)       $(19,002)
Stock-based compensation                     --         --          373            --             --           --             373
Net loss                                     --         --           --        (2,558)            --           --          (2,558)
Translation adjustment                       --         --           --            --             80           --              80
Unrealized gain on marketable
   equity securities                         --         --           --            --            497           --             497
                                      ----------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2007          6,528,100      3,605       20,554       (36,858)        (7,012)        (899)        (20,610)
Stock-based compensation                     --         --          101            --             --           --             101
Net loss                                     --         --           --        (1,969)            --           --          (1,969)
Translation adjustment                       --         --           --            --           (487)          --            (487)
                                      ----------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2008          6,528,100      3,605       20,655       (38,827)        (7,499)        (899)        (22,965)
Exercise of stock options             1,062,037        674          171            --             --          310           1,155
Issuance of shares to
  related party                         300,000        130         (165)           --             --          589             554
Net income                                   --         --           --         2,923             --           --           2,923
Translation adjustment                       --         --           --            --             43           --              43
                                      ----------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2009          7,890,137     $4,409     $ 20,661      $(35,904)       $(7,456)       $  --        $(18,290)
                                      ==============================================================================================

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   (US $ in thousands, except per share data)

                                                                                                  Year Ended December 31,
                                                                                      ----------------------------------------------
                                                                                        2009               2008               2007
                                                                                      ----------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                                     $ 2,923            $(1,969)           $(2,558)
Income from discontinued operations                                                     6,086                928              5,422
                                                                                      ----------------------------------------------

Loss from continuing operations                                                        (3,163)            (2,897)            (7,980)
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating
activities:
  Depreciation and amortization                                                           715                781              1,218
  Impairment of property and equipment                                                     --                  4                 48
  Deferred income taxes                                                                    --                 --                 --
  Loss on sale of property and equipment                                                   --                (12)               (59)
  Impairment of investments                                                                --                 --                855
  Equity loss in investments in affiliates                                                 --                 --              2,290
  Stock-based compensation                                                                 --                101                373
  Gain on settlement of liability                                                          --                 --             (4,266)
  Issuance of shares to related party                                                     554                 --                 --
  Changes in assets and liabilities:
    Accounts receivable, net                                                               40             (1,339)               364
    Prepaid expenses and other current assets                                              92                265                103
      Other receivable - United States Transportation
      Security Administration                                                              --                (64)                --
    Other assets                                                                         (155)                38               (202)
    Accounts payable                                                                   (1,440)              (306)               633
    Accrued expenses and other current liabilities                                        640              4,930              2,827
    Net cash provided by (used in) discontinued
      operations                                                                       (1,866)             2,356                175
                                                                                      ----------------------------------------------

Net cash provided by (used in) operating activities                                    (4,583)             3,857             (3,621)
                                                                                      ----------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                                     (865)            (1,042)              (792)
  Proceeds from sale of property and equipment                                             26                 61                135
  Proceeds from sale of equity method investments                                          --                 --                295
  Decrease (increase) in restricted cash                                                   --              1,791               (770)
  Increase in other assets                                                                 --               (185)                --
  Net cash provided by discontinued operations                                             --                 --                 55
                                                                                      ----------------------------------------------

Net cash provided by (used in) investing activities                                   $  (839)           $   625            $(1,077)
                                                                                      ----------------------------------------------

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONCLUDED)
                   (US $ in thousands, except per share data)

                                                                                                 Year Ended December 31,
                                                                                    ------------------------------------------------
                                                                                      2009                2008                2007
                                                                                    ------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of other liabilities                                                   $    (5)            $   (91)            $  (195)
  Net increase (decrease) in notes payable - bank                                     1,209              (1,824)              1,562
  Net proceeds (repayments of) convertible notes
    payable to related party                                                          3,872                (234)              3,991
  Proceeds from exercise of stock options                                             1,155                  --                  --
  Net cash used in discontinued operations                                               --                  --                (373)
                                                                                    ------------------------------------------------

Net cash provided by (used in) financing activities                                   6,231              (2,149)              4,985
                                                                                    ------------------------------------------------

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE
  RATES ON CASH AND CASH EQUIVALENTS                                                    276                (678)                 65
                                                                                    ------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                                                 1,085               1,655                 352

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                          3,750               2,095               1,743
                                                                                    ------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                              $ 4,835             $ 3,750             $ 2,095
                                                                                    ================================================

                                                                                                 Year Ended December 31,
                                                                                    ------------------------------------------------
                                                                                      2009                2008                2007
                                                                                    ------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
  Cashless exercise of stock options                                                $    75             $    --             $    --
                                                                                    ================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
  Cash paid during the year for:
  Interest                                                                          $   315             $   565             $   624
                                                                                    ================================================

  Income taxes                                                                      $   124             $   270             $   226
                                                                                    ================================================

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 1 - ORGANIZATION

Description of Business

ICTS International N.V. ("ICTS") was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the "Company") operate in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other services to airlines and airport authorities, predominantly in the United States of America and Europe. The technology segment is predominantly involved in the development and sale of identity security software to financial institutions and airport authorities, predominantly in Europe and Israel.

Liquidity and Financial Condition

The Company has a history of recurring losses from continuing operations and working capital deficiencies. The Company incurred losses from continuing operations of $3,163, $2,897 and $7,980 during the years ended December 31, 2009, 2008, and 2007, respectively. As of December 31, 2009, the Company had a working capital deficit and shareholders' deficiency of $10,634 and $18,290, respectively. In addition, as further described in Notes 12 and 15, the Company is subject to potential material contingencies in connection with: (a) its exposure to certain tax assessments made against it in the United States of America by the Internal Revenue Service, (b) the September 11, 2001 terrorist attacks in the United States of America, (c) certain claims made against the Company by the United States Department of Labor, and (d) certain claims made by the Company against the United States Transportation Security Administration ("TSA"). Furthermore, one of the subsidiaries of ICTS is in default of its line of credit in the United States of America, which expires on September 30, 2010, as a result of violations of certain required financial covenants (see Note 6). These factors raise substantial doubt about the Company's ability to continue as a going concern.

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The significant accounting policies are as follows:

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Functional Currency

The accompanying consolidated financial statements are presented in United States dollars. The Company has determined that the functional currency of its foreign subsidiaries is the local currency, which is predominantly the Euro. For financial reporting purposes, the assets and liabilities of such subsidiaries are translated into United States dollars using exchange rates in effect at the balance sheet date. The revenue and expenses of such subsidiaries are translated into United States dollars using average exchange rates in effect during the reporting period. Resulting translation adjustments are presented as a separate category in shareholders' deficiency called accumulated other comprehensive loss.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates and assumptions included in these consolidated financial statements consist of the:
(a) calculation of the allowance for doubtful accounts, (b) determination of the fair value of shares of common stock issued to a related party, (c) determination of the fair value of stock options upon the modification of the Company's stock option plans, (d) recognition of contingent liabilities, (e) calculation of income taxes, and (f) impairment evaluation of marketable equity securities and equity method investments. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of ICTS International N.V. and its wholly-owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents.

Restricted Certificate of Deposit

The Company has a $3,500 certificate of deposit with a commercial bank that serves as cash collateral to secure a line of credit in the United States of America (see Note 6). The certificate of deposit matures on September 30, 2010.

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customer and current economic trends. The Company writes off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible. As of December 31, 2009 and 2008, the allowance for doubtful accounts is $253 and $328, respectively.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Marketable Equity Securities

All of the Company's marketable equity securities are classified as available for sale securities. Available for sale securities are reported at fair value (which is determined based upon the quoted market prices of the underlying securities) with unrealized gains (losses) being reported, net of related income taxes, as a separate component of shareholders' deficiency called accumulated other comprehensive loss. Realized gains (losses) are included in the consolidated statements of operations and comprehensive income (loss) upon the sale of the securities. During 2007, the Company determined that the decline in fair value of its marketable equity securities was other than temporary and that the marketable equity securities were impaired. Accordingly, the Company recognized an impairment charge of $600 (see Note 11). The impairment charge represents the carrying value of the marketable equity securities as of December 31, 2007 of $103 and cumulative unrealized losses through December 31, 2007 of $497 which were previously recognized in accumulated other comprehensive loss.

Investments in Affiliates

The Company accounts for investments in the equity securities of companies which represent an ownership interest of 20% or more and the ability to exercise significant influence, provided that ability does not represent control, using the equity method. The equity method requires the Company to recognize its share of the net income (loss) of its investees in the consolidated statement of operations until the carrying value of the investment is zero.

Property and Equipment

Equipment and facilities, internal-use software, and vehicles are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in determining depreciation are as follows:

                                  Years
                                  -----
Equipment and facilities          3-20
Internal-use software             7
Vehicles                          3-7

Leasehold improvements are amortized using the straight-line method over the shorter of the term of the lease or the estimated useful lives of the assets.

Capitalized Internal-Use Software Costs

The Company capitalizes the cost of internal-use software that has a useful life in excess of one year in property and equipment. These costs consist of payments made to third party consultants for the installation and integration of software and related travel costs. Software maintenance and training costs, including related travel costs, are expensed in the period in which they are incurred.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Customer Relationship

The customer relationship represents the fair value of an airport contract of an acquired business. The customer relationship is amortized using the straight-line method over the life of the contract of six years. As of December 31, 2009, the customer relationship is fully amortized. Amortization expense is $0, $53 and $648 for the years ended December 31, 2009, 2008 and 2007, respectively.

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is reviewed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the reporting unit's goodwill is not recoverable based upon a discounted cash flow analysis, then an impairment charge is recorded for the difference between the carrying value and the fair value of the reporting unit's goodwill. During the years ended December 31, 2009, 2008 and 2007, the Company has not recorded any impairment charges on its goodwill.

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the projected future discounted cash flows as compared to the asset's carrying value. During the years ended December 31, 2009, 2008, and 2007, the Company has recorded impairment charges on its long-lived assets of $0, $4 and $48, respectively.

Convertible Debt Instruments

The Company evaluates convertible debt instruments to determine whether the embedded conversion option needs to be bifurcated from the debt instrument and accounted for as a freestanding derivative instrument or considered a beneficial conversion option. An embedded conversion option is considered to be a freestanding derivative when: (a) the economic characteristics and risks of the embedded conversion option are not clearly and closely related to the economic characteristics and risks of the host instrument, (b) the hybrid instrument that embodies both the embedded conversion option and the host instrument is not re-measured at fair value under otherwise applicable US GAAP with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded conversion option would be considered a derivative instrument subject to certain requirements (except for when the host instrument is deemed to be conventional). When it is determined that an embedded conversion option should not be bifurcated from its host instrument, the embedded conversion option is evaluated to determine whether it contains any intrinsic value which needs to be discounted from the carrying value of the convertible debt instrument. The intrinsic value of an embedded conversion option is considered to be the difference between the fair value of the underlying security on the commitment date of the debt instrument and the effective conversion price embedded in the debt instrument.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contingent Liabilities

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the normal course of its business activities. Liabilities for such contingencies are recognized when: (a) information available prior to the issuance of the consolidated financial statements indicates that it is probable that a liability had been incurred at the date of the consolidated financial statements and (b) the amount of loss can reasonably be estimated.

Comprehensive Income (Loss)

Comprehensive income (loss) reflects changes in shareholders' deficiency that result from transactions and economic events from non-owner sources. The Company's comprehensive income (loss) for the years ended December 31, 2009, 2008, and 2007 consists of its net income (loss), foreign currency translation adjustment and unrealized gain on marketable equity securities.

Stock-Based Compensation

Share-based payment awards to employees, including stock options, are measured at the fair value of the award on the date of grant based on the estimated number of awards that are ultimately expected to vest. Share-based compensation awards issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the share-based payment, whichever is more readily determinable. The compensation expense resulting from share-based payments is recorded over the vesting period of the award in selling, general and administrative expense in the accompanying consolidated statements of operations.

Revenue Recognition

Revenue is recognized as services are rendered, based on the terms contained in the Company's contractual arrangements with customers, provided the fee is fixed and determinable, and collection of the related receivable is reasonably assured.

Cost of Revenue

Cost of revenue represents primarily payroll and related costs associated with employees who provide services under the terms of the Company's contractual arrangements. Such costs are recognized as services are provided.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs during the years ended December 31, 2009, 2008 and 2007 are $48, $235 and $111, respectively.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $1,001, $330 and $317 during the years ended December 31, 2009, 2008, and 2007, respectively.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Value Added Tax

Certain of the Company's operations are subject to Value Added Tax ("VAT") applied on the services sold in those respective countries. The Company is required to remit the VAT collected to the tax authorities, but may deduct the VAT paid on certain eligible purchases. The Company records the VAT amount payable or receivable in each respective country on a net basis in the accompanying consolidated balance sheets.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when realization of net deferred tax assets is not considered more likely than not.

Uncertain tax positions are determined based upon the likelihood of the positions being sustained upon examination by taxing authorities. The benefit of a tax position is recognized in the consolidated financial statements in the period during which management believes it is more likely than not that the position will not be sustained. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured is reflected as income taxes payable in the accompanying consolidated balance sheets.

The Company recognizes interest related to uncertain tax positions in interest expense. The Company recognizes penalties related to uncertain tax positions in selling, general and administrative expenses.

Income (Loss) Per Share

Basic income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted income (loss) per share is determined in the same manner as basic income (loss) per share, except that the number of shares is increased to include potentially dilutive securities using the treasury stock method. Because the Company incurred a loss from continuing operations in all periods presented, all potentially dilutive securities were excluded from the computation of diluted income (loss) per share because the effect of including them is anti-dilutive.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income (Loss) Per Share (Continued)

The following table summarizes the number of common shares attributable to potentially dilutive securities outstanding for each of the periods which were excluded in the calculation of diluted income (loss) per share:

                                                   Year Ended December 31,
                                             -----------------------------------
                                                2009         2008        2007
                                             ---------    ---------    ---------
Stock Options                                  332,000    1,632,000    1,723,000
Shares Issuable upon Conversion of
  Convertible Notes Payable to
  Related Party                              4,830,476    2,208,000    1,865,000
                                             ---------    ---------    ---------

Total                                        5,162,476    3,840,000    3,588,000
                                             =========    =========    =========

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted certificate of deposit, accounts receivable, accounts payable, accrued expenses and other current liabilities, and notes payable-bank approximate their carrying values due to the short-term nature of the instruments. The carrying values of the convertible notes payable to related party and other liabilities are not readily determinable because: (a) these instruments are not traded and, therefore, no quoted market prices exist upon which to base an estimate of fair value and (b) there were no readily determinable similar instruments on which to base an estimate of fair value.

Concentration of Credit Risk

Financial instruments which are subject to concentrations of credit risk consist primarily of cash and cash equivalents, restricted certificate of deposit and accounts receivable.

The Company maintains cash and cash equivalents and restricted cash in accounts with high quality financial institutions in the United States of America, Europe, and Israel. Bank accounts at financial institutions located in the United States of America are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250 per institution through December 31, 2013. As of December 31, 2009, cash and cash equivalents being held in the United States of America do not exceed the FDIC limit. Bank accounts located in Europe and Israel which hold $4,787 as of December 31, 2009 are uninsured.

The Company renders services to a limited number of airlines and airports through service contracts and provides credit without collateral. Some of these airlines and airports may have difficulties in meeting their financial obligations which can have a material adverse effect on the Company's financial position, results of operations and cash flows. To mitigate this risk, the Company regularly reviews the credit worthiness of its customers through its credit evaluation process.

Revenue from two customers represented 56%, 55% and 29% of total revenue during the years ended December 31, 2009, 2008 and 2007, respectively. Accounts receivable from these two customers represented 38% and 41% of total accounts receivable as of December 31, 2009 and 2008, respectively.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties

The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic and/or political instability and trade restrictions). Such risks can cause the Company to have significant difficulties in connection with the sale or provision of its services in international markets and have a material impact on the Company's consolidated financial position, results of operations and cash flows.

Furthermore, as a result of its international operations, the Company is subject to market risks associated with foreign currency exchange rate fluctuations. The Company does not utilize derivative instruments to manage its exposure to such market risk. As such, significant foreign currency exchange rate fluctuations can have a material impact on the Company's consolidated financial position, results of operations and cash flows.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) replaces Statement of Financial Accounting Standards No. 141, "Business Combinations," and was primarily codified into FASB Accounting Standards Codification Topic 805, "Business Combinations" ("ASC 805"). ASC 805 establishes principles and requirements for determining how an enterprise recognizes and measures the fair value of certain assets and liabilities acquired in a business combination, including non-controlling interests, contingent consideration, and certain acquired contingencies. ASC 805 also requires acquisition-related transaction expenses and restructuring costs be expensed as incurred rather than capitalized as a component of the business combination. The Company adopted ASC 805 on January 1, 2009. ASC 805 will have an impact on the accounting for any businesses acquired by the Company after its date of adoption.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" ("SFAS 160"). SFAS 160, which was primarily codified into FASB Accounting Standards Codification Topic 810, "Consolidation" ("ASC 810"), establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). ASC 810 requires non-controlling interests to be reported as a separate component of stockholder's deficiency and present any net income (loss) allocable to non-controlling interests and stockholders separately in its statement of operations. ASC 810 also requires that a retained non-controlling interest, upon the deconsolidation of a subsidiary, be initially measured at its fair value. The Company adopted ASC 810 on January 1, 2009. ASC 810 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (CONTINUED)

In April 2008, the FASB issued FASB Staff Position SFAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP SFAS 142-3"). FSP SFAS 142-3, which was primarily codified into FASB Accounting Standards Codification Topic 350, "Goodwill and Other Intangible Assets" ("ASC 350"), amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under this guidance. The objective of this guidance is to improve the consistency between the useful life of a recognized intangible asset under this guidance and the period of expected cash flows used to measure the fair value of the asset under ASC 805 and other US GAAP. The Company adopted ASC 350 as of January 1, 2009. The adoption of ASC 350 did not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

In June 2008, the FASB ratified EITF 07-5, "Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock" ("EITF 07-05"). EITF 07-5, which was primarily codified into FASB Accounting Standards Codification Topic 815, "Derivatives and Hedging ("ASC 815")," provides framework for determining whether an instrument is indexed to an entity's own stock. The Company adopted ASC 815 as of January 1, 2009. The adoption of ASC 815 did not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, "Subsequent Events" ("SFAS 165"). SFAS 165, which was primarily codified into FASB Accounting Standards Codification Topic 855, "Subsequent Events" ("ASC 855"), establishes standards for the accounting and disclosure of subsequent events. ASC 855 introduces new terminology, defines a date through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the balance sheet date. The Company adopted ASC 855 on December 31, 2009. The adoption of ASC 855 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)." SFAS 167, which was primarily codified into FASB Accounting Standards Codification Topic 810, "Consolidation" ("ASC 810") seeks to improve financial reporting by enterprises involved with variable interest entities. The Company adopted ASC 810 as of January 1, 2009. The adoption of ASC 810 did not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (CONTINUED)

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162" ("SFAS 168"). SFAS 168, which was primarily codified into FASB Accounting Standards Codification Topic 105, "Generally Accepted Accounting Principles" ("ASC 105"), established the FASB Accounting Standards Codification as the source of authoritative nongovernmental generally accepted accounting principles in the United States of America ("GAAP"). Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of these provisions, the codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the codification became non-authoritative. The Company adopted ASC 105 on December 31, 2009.

In December 2009, the FASB issued Accounting Standards Update 2009-17, "Consolidations - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("Update 2009-17"). Update 2009-17 amends Topic 810, "Consolidations" of the Accounting Standards Codification by replacing the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (a) the obligation to absorb losses of the entity or (b) the right to receive benefits from the entity. The amendments also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. The adoption of Update 2009-17 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2010, the FASB issued Accounting Standards Update 2010-9, "Subsequent Events, Amendments to Certain Recognition and Disclosure Requirements" ("Update 2010-9"). Update 2010-9 amends Topic 855, "Subsequent Events," of the Accounting Standards Codification by eliminating the requirement to disclose the date through which subsequent events were evaluated for public entities and clarifying the application of ASC 855 in revised financial statements. The amendments in Update 2010-9 are effective upon issuance. The Company adopted Update 2010-9 on December 31, 2009. The adoption of Update 2010-9 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 3 - DISCONTINUED OPERATIONS

In December 2005, the Company committed to a plan to cease the operations of its entertainment segment in the United States of America. Accordingly, as of that date, the assets, liabilities and results of operations of the entertainment segment were classified as discontinued operations in the Company's consolidated financial statements. The nature of the ongoing discontinued operations of the entertainment segment consists mainly of activities associated with the settlement of ongoing litigation, including disputes related to unpaid vendor and rent obligations (see Notes 15).

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 3 - DISCONTINUED OPERATIONS (Continued)

In July 2009, the Company entered into a settlement arrangement with the former landlord of the entertainment segment to resolve all disputes between the parties related to unpaid rent obligations. Pursuant to the settlement arrangement, the Company agreed to pay $2,600 to the former landlord in four equal installments of $650. The first two installments were paid upon the execution of the settlement arrangement and on December 31, 2009. The remaining payments are payable on June 30, 2010 and December 31, 2010. As a result of the settlement arrangement, the Company recognized a gain of $4,756 in its results from discontinued operations.

The payment of the Company's obligation under the settlement arrangement is secured by a $1,300 irrevocable standby letter of credit issued to the former landlord by an entity related to the Company's main shareholder (see Note 13).

Furthermore, during 2009, based upon management's assessment that payments are unlikely, the remaining disputes of the entertainment segment related to unpaid vendor obligations of $1,156 which were previously accrued by the Company were eliminated and recognized as income from discontinued operations.

A summary of the Company's assets and liabilities from discontinued operations as of December 31, 2009 and 2008 are as follows:

                                                                  December 31,
                                                              ------------------
                                                                2009       2008
                                                              ------------------

Accrued expenses and other current liabilities                $ 1,222     $1,898
                                                              ------------------
    Total current liabilities from discontinued
      Operations                                              $ 1,222     $1,898
                                                              ==================

Other liabilities                                             $    --     $7,276
                                                              ------------------
    Total non-current liabilities from
      discontinued operations                                 $    --     $7,276
                                                              ==================

A summary of the Company's results from discontinued operations for the years ended December 31, 2009, 2008 and 2007 are as follows:

                                                          December 31,
                                                --------------------------------
                                                 2009        2008        2007
                                                --------------------------------

Operating income                                $6,086      $ 932       $ 2,634
Impairment loss                                     --         --           (55)
Other income (expense), net                         --         (2)          373
Income tax benefit (expense)                        --         (2)        2,470
                                                --------------------------------

Income from discontinued operations             $6,086      $ 928       $ 5,422
                                                ================================

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 4 - INVESTMENTS IN AFFILIATES

ICTS Netherlands Airport Services VOF

The Company has a 50% ownership interest in ICTS Netherlands Airport Services VOF ("NAS"), a joint venture with an unrelated third party. NAS provided airport services at the Amsterdam Schiphol Airport in the Netherlands pursuant to a long-term service contract. On February 1, 2008, the service contract expired and NAS ceased its operations. The Company does not expect to receive any cash distributions upon the final liquidation of NAS. As of December 31, 2009 and 2008, the Company's investment in NAS is $0.

The Company recognized an equity loss in affiliates related to its investment in NAS of $0, $0 and $2,003 during the years ended December 31, 2009, 2008 and 2007, respectively.

The Company recorded an impairment charge of $192 during the year ended December 31, 2007 and discontinued its use of the equity method to account for its joint venture in NAS. The $192 impairment charge consists of $332 relating to the carrying amount of the investment in NAS as of December 31, 2007, net of $140 in accumulated other comprehensive income previously recognized. As of December 31, 2009, the Company's share of the underlying net assets of NAS exceeds the carrying value of its investment in NAS by $118. The market value of the Company's investment in NAS as of December 31, 2009 is not determinable.

Balance sheet data for NAS is summarized below:

                                                                  December 31,
                                                               -----------------
                                                                  2009     2008
                                                               -----------------

Current assets                                                    $255    $1,637
                                                               -----------------
   Total assets                                                   $255    $1,637
                                                               =================

Current liabilities                                               $ 19    $1,544
Shareholders' equity                                               236        93
                                                               -----------------
   Total liabilities and shareholders' equity                     $255    $1,637
                                                               =================

Statement of operations data for NAS is summarized below:

                                              For the Year Ended December 31,
                                         ---------------------------------------
                                           2009           2008           2007
                                         ---------------------------------------

Revenue                                    $ --         $ 5,931        $ 62,684
Gross profit                                 --             625             873
Net income (loss)                           143            (565)         (4,006)

Inksure Technologies, Inc.

The Company has an ownership interest in Inksure Technologies, Inc. ("Inksure") of 27.4% as of December 31, 2009 and 2008. The Company's chief financial officer serves as a non-employee director of Inksure. In addition, one of the members of the Company's Board of Directors also serves as a non-employee director of Inksure. Inksure develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products. During the year ended December 31, 2007, the Company's investment in Inksure was reduced to $0 and the use of the equity method was suspended.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 4 - INVESTMENTS IN AFFILIATES (CONTINUED)

Inksure Technologies, Inc. (Continued)

The Company recognized an equity loss in affiliates related to its investment in Inksure of $0, $0 and $284 during the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, the Company's carrying value of its investment in Inksure exceeds the Company's share of the underlying net assets of Inksure by $1,918. The market value of the Company's investment in Inksure as of December 31, 2009 is $497.

Balance sheet data for Inksure is summarized below:

                                                              December 31
                                                      --------------------------
                                                        2009             2008
                                                      --------------------------

Current assets                                        $  3,451          $ 3,090
Non-current assets                                         211              288
                                                      --------------------------
   Total assets                                       $  3,662          $ 3,378
                                                      =========================

Current liabilities                                   $ 10,063          $ 8,093
Non-current liabilities                                    598               --
Shareholders' deficiency                                (6,999)          (4,715)
                                                      --------------------------
   Total liabilities and
   Shareholder's deficiency                           $  3,662          $ 3,378
                                                      =========================

Statement of operations data for Inksure is summarized below:

                                                         December 31,
                                            ------------------------------------
                                              2009          2008          2007
                                            ------------------------------------

Revenue                                     $ 3,335       $ 2,158       $ 2,890
Gross profit                                  2,962         1,654         1,782
Net loss                                     (1,468)       (3,528)       (3,078)

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

                                                                 December 31,
                                                              ------------------
                                                               2009        2008
                                                              ------------------

Equipment and facilities                                      $3,515      $3,694
Internal-use software                                            509          --
Vehicles                                                         678         693
Leasehold improvements                                           446         304
                                                              ------------------

                                                               5,148       4,691
Less: accumulated depreciation and amortization                3,275       2,963
                                                              ------------------

Total property and equipment, net                             $1,873      $1,728
                                                              ==================

Depreciation expense is $715, $728 and $570 for the years ended December 31, 2009, 2008 and 2007, respectively.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 6 - NOTES PAYABLE - BANK

One of the subsidiaries of ICTS has an arrangement with a commercial bank in the United States of America, which provides up to $8,000 in borrowings and letters of credit. The borrowing base of the arrangement is limited to 85% of the subsidiary's eligible accounts receivable, as defined, and 95% of the subsidiary's cash collateral. Borrowings under the arrangement are secured by the subsidiary's accounts receivable of $6,213 and a $3,500 certificate of deposit (see Note 2). Borrowings under the arrangement are also guaranteed by ICTS. The original term of the arrangement, which was set to expire on March 31, 2010, was extended to June 30, 2010 and can be automatically extended for an additional one-year term unless either the Company or the commercial bank elect to terminate the arrangement prior to the expiration date. In June 2010, the original term of the arrangement was extended to September 30, 2010 (see Note
16). Borrowings made under the arrangement will be designated as either prime rate or LIBOR rate loans at the option of the subsidiary. Prime rate loans bear interest, which is payable monthly, at the bank's prime rate plus 1% per annum. LIBOR rate loans bear interest, which are payable monthly, at LIBOR plus 350 basis points per annum. For the years ended December 31, 2009, 2008 and 2007, the weighted average interest rate on this arrangement is 4.25%, 5.25% and 6.00%, respectively. The arrangement subjects the subsidiary to certain financial and non-financial covenants, including minimum tangible net worth, minimum interest coverage ratio, minimum EBITDA, a required excess availability under the borrowing base and a capital expenditure limitation. As of December 31, 2009 and for the year then ended, the subsidiary is in violation of its minimum EBITDA and capital expenditure limitation covenants (see Note 1). As of December 31, 2009, the subsidiary has approximately $6,070 in borrowings, $444 in outstanding letters of credit and $864 in unused borrowing capacity under the arrangement. As of December 31, 2008, the subsidiary had approximately $4,848 in borrowings, $575 in outstanding letters of credit and $1,518 in unused borrowing capacity under the arrangement.

One of the subsidiaries of ICTS had an arrangement with a commercial bank in Europe to provide it with up to (euro)650 in borrowings. Borrowings under the arrangement were limited to 60% of the subsidiary's eligible accounts receivable, secured by the assets of the subsidiary, and guaranteed by ICTS. Borrowings made under the arrangement bear interest, which is payable monthly, at the commercial bank's euro base rate plus 2% per annum. For the years ended December 31, 2008 and 2007, the weighted average interest rate on this arrangement is 7.30% and 6.73%, respectively. The arrangement expired in February 2008.

In February 2008, two of the subsidiaries of ICTS jointly entered into a credit agreement with a commercial bank to provide them with a borrowing arrangement of up to (euro)2,150. The available capacity under the borrowing arrangement automatically reduces to (euro)1,650 on May 1, 2008, (euro)1,150 on August 1, 2008 and (euro)650 on January 1, 2009. Borrowings under the arrangement bear interest, which is payable monthly, at the bank's euro base rate (subject to a floor of 3.5%) plus 2% per annum. For the years ended December 31, 2009 and 2008, the weighted average interest rate on this arrangement is 7.30% and 6.73%. Borrowings under the arrangement are secured by the assets of the subsidiaries and guaranteed by ICTS. As of December 31, 2008, there are no outstanding borrowings and (euro)1,200 in outstanding guarantees under the arrangement. On May 1, 2009, the credit agreement expired.

The Company is indebted to a commercial bank for bank overdrafts of $0 and $13 as of December 31, 2009 and 2008, respectively. These amounts bear interest, which is payable monthly, at 7% per annum.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 7 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

                                                                 December 31,
                                                              ------------------
                                                                2009       2008
                                                              ------------------

Accrued payroll and related                                   $ 4,028    $ 4,774
Accrued vacation                                                2,621      2,287
Accrued VAT                                                     2,026      1,756
Income taxes payable                                            9,815      9,614
Other                                                           3,366      2,592
                                                              ------------------

Total accrued expenses and other current liabilities          $21,856    $21,023
                                                              ==================

NOTE 8 - CONVERTIBLE NOTES PAYABLE TO RELATED PARTY

In September 2006, the Company entered into an arrangement with an entity related to its main shareholder to provide it with up to $3,050 in revolving loans through April 2007. Loans received under the arrangement bear interest, which is payable at maturity, at LIBOR plus 1.5% per annum. The arrangement was secured by 2,157,894 shares of Inksure Technologies, Inc. common stock (See Note
4).

In January 2007, the borrowing capacity under the arrangement was increased to $6,263 and the term was extended to April 2008. In connection with the extension, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $3.50 per share. The Company determined that the conversion feature did not qualify as a free standing derivative instrument or contain any intrinsic value which would be considered beneficial.

In April 2008, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $6,644 in revolving loans through November 2010. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is payable at maturity, at LIBOR plus 1.5% per annum. The arrangement is secured by a 26% interest in one of the Company's subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.75 per share. The Company determined that the conversion feature did not qualify as a free standing derivative instrument or contain any intrinsic value which would be considered beneficial.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 8 - CONVERTIBLE NOTES PAYABLE TO RELATED PARTY (CONTINUED)

In April 2009, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $7,310 in revolving loans through November 2011. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the prime rate charged by the Company's European commercial bank on March 31, 2010. The arrangement is secured by a 26% interest in one of the Company's subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the conversion feature did not qualify as a free standing derivative instrument or contain any intrinsic value which would be considered beneficial.

In September 2009, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $10,000 in revolving loans through November 2011 (see Note 16). The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the prime rate charged by the Company's European commercial bank on March 31, 2010. The arrangement is secured by a 26% interest in one of the Company's subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the conversion feature did not qualify as a free standing derivative instrument or contain any intrinsic value which would be considered beneficial.

In May 2010, the borrowing capacity under the Company's convertible notes payable to a related party was increased to $12,000 and the term was extended to November 2012 pursuant to an oral amendment between the parties.

At December 31, 2009 and 2008, notes payable to related party consists of $9,066 and $5,501, respectively, in principal and $1,078 and $571, respectively, in accrued interest. Interest expense related to these notes is $514, $297 and $280 for the years ended December 31, 2009, 2008 and 2007, respectively. For the years ended December 31, 2009, 2008 and 2007, the weighted average interest rate on this arrangement is 5.54%, 5.31% and 6.27%, respectively.

NOTE 9 - OTHER LIABILITIES

Other liabilities are as follows:

                                                                 December 31,
                                                             -------------------
                                                              2009         2008
                                                             -------------------

Liability to Department of Labor (Note 15)                   $3,000       $3,000
Other                                                           141          144
                                                             -------------------

Total other liabilities                                      $3,141       $3,144
                                                             ===================

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 10 - STOCK-BASED COMPENSATION

In 1999, the Company adopted the 2003 Equity Incentive Plan and reserved 600,000 shares of common stock for future issuance. The plan expired in 2009.

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

In September 2009, the Board of Directors ratified the cashless exercise feature contained in the Company's 2003 and 2005 Equity Incentive Plans to facilitate the exercise of stock options which are set to expire in 2009 and 2011. Under the cashless exercise feature of these plans, an option holder electing to exercise stock options using this feature would effectively pay for the exercise of a portion of his/her stock options by surrendering their rights to another portion of their stock options to affect a stock for stock transfer. The Company determined that the modification of the stock option plans did not result in any incremental compensation cost.

As of December 31, 2009, the Company has 2,279,502 options available for future grants.

A summary of the Company's stock option activity is as follows:

                                                                                                    Weighted
                                                                                 Weighted       Average Remaining
                                                                                  Average       Contractual Term     Intrinsic
                                                               Number          Exercise Price      (in years)          Value
                                                             -----------       --------------   -----------------    ---------
Outstanding as of January 1, 2009                             1,632,000             $1.19             1.80             $  --
Granted                                                              --                --               --                --
Exercised                                                    (1,062,037)            $1.22               --                --
Forfeited / Expired                                            (237,963)            $1.33               --                --
                                                             -----------------------------------------------------------------

Outstanding as of December 31, 2009                             332,000             $1.00             1.80             $  --
                                                             -----------------------------------------------------------------

Exercisable as of December 31, 2009                             332,000             $1.00             1.80             $  --
                                                             =================================================================

There were no stock options granted during the years ended December 31, 2009, 2008 and 2007. As of December 31, 2009 and 2008, all outstanding stock options are fully vested.

As of December 31, 2009, the Company did not have any unrecognized compensation cost related to stock options granted under the stock option plans. During the years ended December 31, 2009, 2008 and 2007, the Company recognized $0, $101 and $373 in compensation expense related to the issuance of stock options under the stock option plans.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 11 - OTHER EXPENSES

Other expenses are summarized as follows:

                                                  2009        2008        2007
                                                --------------------------------
Interest expense                                $(1,554)    $(1,660)    $(3,537)
Interest income                                      40         228         325
Foreign currency gain (loss)                       (102)        141        (122)
Recovery of guarantee
  from related party (see Note 13)                   --         421          --
Gain from the sale of marketable
  equity securities                                  --          --         349
Impairment of marketable equity
  securities (see Note 2)                            --          --        (600)
Other                                               (22)         14           5
                                                --------------------------------

  Total other expenses                          $(1,638)    $  (856)    $(3,580)
                                                ================================

NOTE 12 - INCOME TAXES

The components of loss before equity loss from investments in affiliates and income tax (benefit) expense are as follows:

                                                      Year Ended December 31,
                                                  ------------------------------
                                                    2009       2008       2007
                                                  ------------------------------

The Netherlands                                   $   484    $ 2,383    $(1,764)
Subsidiaries outside of the Netherlands            (4,065)    (4,878)    (2,771)
                                                  ------------------------------

Loss before equity loss from investments in
   affiliates and income tax benefit (expense)    $(3,581)   $(2,495)   $(4,535)
                                                  ==============================

The components of income tax benefit (expense) are as follows:

                                                       Year Ended December 31,
                                                   -----------------------------
                                                    2009       2008       2007
                                                   -----------------------------
Current:
   The Netherlands                                 $ 286     $   (19)    $(268)
   Subsidiaries outside of the Netherlands           132        (383)     (740)
                                                   -----------------------------
                                                     418        (402)    (1,008)
Deferred:
   The Netherlands                                    --          --        --
   Subsidiaries outside of the Netherlands            --          --        42
                                                   -----------------------------
                                                      --          --        42
                                                   -----------------------------

Total income tax benefit (expense)                 $ 418     $  (402)    $(966)
                                                   =============================

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 12 - INCOME TAXES (CONTINUED)

The components of deferred tax assets and liabilities are as follows:

                                                              December 31,
                                                        ------------------------
                                                          2009           2008
                                                        ------------------------

Deferred tax assets:
  Operating loss carry-forwards                         $ 24,375       $ 21,968
  Allowance for doubtful accounts                             90             96
  Accrued expenses                                         3,307          5,131
                                                        ------------------------
    Total deferred tax assets                             27,772         27,195

Deferred tax liabilities:
  Depreciation on property and equipment                     (76)           (43)
  Contingent advance                                      (4,370)        (4,370)
                                                        ------------------------
    Total deferred tax liabilities                        (4,446)        (4,413)
                                                        ------------------------

Net deferred tax assets                                   23,326         22,782
Less: valuation allowance                                 23,326         22,782
                                                        ------------------------
                                                        $     --       $     --
                                                        ========================

The ultimate realization of the net deferred tax assets in each jurisdiction the Company does business in is dependent upon the generation of future taxable income in that jurisdiction during the periods in which net operating loss carry-forwards are available and the net deferred tax assets shown above become deductible. At present, the Company does not have a sufficient history of generating taxable income in the various jurisdictions it does business in to conclude that it is more likely than not that the Company will be able to realize all of its net deferred tax assets in the near future and, therefore, a valuation allowance was established for the full carrying value of the net deferred tax assets. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of any portion or all of the valuation allowance. Should the Company become profitable in any of the jurisdictions in does business in during future periods, with supportable trends; the valuation allowance will be reversed.

As of December 31, 2009, the Company has net operating loss carry-forwards of $39,110 in the Netherlands which will expire in 2011 through 2017. As of December 31, 2009, the Company has net operating loss carry-forwards of $30,971 in the United States of America which will expire in 2025 through 2029. The ultimate utilization of such net operating loss carry-forwards is limited in certain situations.

In addition, as of December 31, 2009, the Company has $698 in tax credits for the welfare to work and work opportunity programs in the United States of America that expire in 2024 through 2028.

During the year ended December 31, 2009, the valuation allowance increased by $544.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 12 - INCOME TAXES (CONTINUED)

The Company's effective income tax rate differs from the Netherlands' statutory rate of 25.5% as follows:

                                                     Year Ended December 31,
                                                --------------------------------
                                                   2009        2008       2007
                                                --------------------------------
Effective income tax benefit from
continuing operations at
statutory rate                                    $ 913       $ 636     $ 1,156

Rate differential                                  (116)        149        (287)
Non-deductible (expense) income                    (172)        203          75
Prior year tax assessments                          281        (251)       (747)
Changes in valuation allowance                     (544)       (950)     (1,513)
Other                                              (176)       (189)        350
                                                --------------------------------
Income tax benefit (expense) from
continuing operations
                                                  $ 418       $(402)    $  (966)
                                                ================================

A reconciliation of the beginning and ending amounts of unrecognized income tax benefits is as follows:

                                                                 December 31,
                                                             -------------------
                                                              2009        2008
                                                             -------------------
Balance at January 1                                         $5,652     $ 5,449
Additions related to prior period tax positions                  --       4,091
Reductions related to prior period tax positions                 --      (3,888)
                                                             -------------------
Balance at December 31                                       $5,652     $ 5,652
                                                             ===================

A reconciliation of the beginning and ending amounts of accrued interest is as follows:

                                                               December 31,
                                                         -----------------------
                                                          2009            2008
                                                         -----------------------
Balance at January 1                                     $2,713         $ 2,179
Additions charged to expense                                452           1,964
Reductions charged to expense                                --          (1,430)
                                                         -----------------------
Balance at December 31                                   $3,165         $ 2,713
                                                         =======================

A reconciliation of the beginning and ending amounts of accrued tax penalties is as follows:

                                                                 December 31,
                                                             -------------------
                                                               2009       2008
                                                             -------------------
Balance at January 1                                           $947     $ 1,150
Additions charged to expense                                     --         818
Reductions charged to expense                                    --        (778)
Reductions related to tax authorities notice                     --        (243)
                                                             -------------------
Balance at December 31                                         $947     $   947
                                                             ===================

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 12 - INCOME TAXES (CONTINUED)

The total amount of unrecognized tax benefits, including interest and penalties, is $9,764 and $9,312 as of December 31, 2009 and 2008, respectively, and is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets. Such unrecognized tax benefits would favorably impact the Company's effective tax rate, if recognized.

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the tax years 2006 to 2009 are subject to examination in the Netherlands. Income tax returns for the tax years 2002 to 2009 are subject to examination in foreign jurisdictions.

The Company is subject to an ongoing tax examination of its subsidiaries in the United States of America by the Internal Revenue Service ("IRS") for the tax years 2002 to 2004. In connection with this examination, the subsidiaries were required to provide information regarding their treatment of certain expenses. In August 2006, the Company was advised that a criminal investigation by the United States Department of Justice, Tax Division, was commenced regarding possible criminal tax violations by these subsidiaries for the tax years 2002 and 2003 with respect to certain royalty payments made to the Company. In 2008, the Company was advised that the criminal investigation was dismissed. However, the IRS proposed a number of adjustments to the Company's filed income tax returns for the tax years 2002 to 2004 which collectively result in an assessed income tax liability, including penalties, of $7,325. Management is vigorously contesting the proposed adjustments and has filed a protest with the IRS. This matter will be heard by the Appellate Division of the IRS, at which time management will have an opportunity to present its position on the various issues raised. Based on the issues raised and the tax authorities' position, the Company has included a provision in its consolidated financial statements, which the Company considers adequate to cover the potential liability related to such assessments.

NOTE 13 - RELATED PARTY TRANSACTIONS

The Company had an outstanding guarantee with respect to certain related party debt obligations of $2,515, which were fully reserved. In 2007, the Company was released from $665 of the guarantee. In 2008, the Company paid $1,429 to settle certain outstanding obligations under the guarantee and was released from its remaining guarantee of $421. The Company recognized other income related to the recovery of its guarantee of $0, $421, and $0 during the years ended December 31, 2009, 2008 and 2007, respectively (See Note 11).

Entities related to two of the Company's board members provide legal services to the Company. Legal expense related to these services is $114, $93 and $138 for the years ended December 31, 2009, 2008 and 2007, respectively. Included in accounts payable on the accompanying consolidated balance sheet is $140 and $106 due for these services as of December 31, 2009 and 2008, respectively.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 13 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company engaged the services an entity owned by a related party as a subcontractor for one of its subsidiaries. The Company incurred expenses of $15, $176 and $91 for such services for the years ended December 31, 2009 and 2008 and 2007, respectively.

In June 2009, a European bank,  issued a performance  guarantee in the amount of
(euro)1,200 to one of the Company's customers to secure the Company's performance under the service contract between the parties. The performance guarantee extends for the period June 24, 2009 through April 16, 2013. To secure the European bank's guarantee, an entity related to the Company's main shareholder provided a guarantee to the European bank for the same amount.

In July 2009, the Company entered into a settlement arrangement with the former landlord of its entertainment segment to resolve all disputes between the parties related to unpaid rent obligations for $2,600(see Note 3). The Company's obligation under the settlement arrangement is secured by a $1,300 irrevocable standby letter of credit issued to the former landlord by an entity related to the Company's main shareholder.

On July 15, 2009, the Company issued 300,000 shares of fully vested, non-forfeitable common stock to an entity related to the Company's main shareholder as consideration for guaranteeing certain Company obligations. The Company recognized the fair value of the shares on the date of issuance of $554 in selling, general and administrative expenses in the accompanying statements of operations and comprehensive income (loss).

NOTE 14 - SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in the United States of America and Europe. The technology segment is predominantly involved in the development and sale of identity security software to financial institutions and airport authorities, predominantly in Europe and Israel. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

The operating results of these business segments are regularly reviewed by the chief operating decision maker and the performance of the business segments are based primarily on loss from continuing operations.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 14 - SEGMENT AND GEOGRAPHICAL INFORMATION (Continued)

                                                                                     Airport
                                                                                  Security and
                                                                                 Other Aviation
                                                                Corporate           Services          Technology            Total
                                                                --------------------------------------------------------------------
Year ended December 31, 2009:
  Revenue                                                        $    --            $ 95,146            $   715            $ 95,861
  Depreciation and amortization                                       11                 681                 23                 715
  Income (loss) from continuing
    operations                                                    (3,729)              2,777             (2,211)             (3,163)
  Total assets                                                       586              25,662                579              26,827

Year ended December 31, 2008:
  Revenue                                                             --              97,930                879              98,809
  Depreciation and amortization                                       12                 741                 29                 782
  Income (loss) from continuing
    operations                                                    (5,120)              2,965               (742)             (2,897)
  Total assets                                                       640              24,209                547              25,396

Year ended December 31, 2007:
  Revenue                                                             --              63,982                798              64,780
  Depreciation and amortization                                       25               1,163                 30               1,218
  Loss from continuing operations                                 (4,825)             (2,722)              (433)             (7,980)
  Total assets                                                     4,019              22,571                513              27,103

Revenue by country is summarized as follows:

                                                    Year ended December 31,
                                             -----------------------------------
                                               2009          2008          2007
                                             -----------------------------------

United States of America                     $36,794       $40,421       $46,745
Netherlands                                   42,344        44,173         7,619
Other                                         16,723        14,215        10,416
                                             -----------------------------------
Total                                        $95,861       $98,809       $64,780
                                             ===================================

Property and equipment, net of accumulated depreciation and amortization, by country is summarized as follows:

                                                                December 31,
                                                           ---------------------
                                                            2009           2008
                                                           ---------------------

United States of America                                   $  849         $  521
Netherlands                                                   803            933
Other                                                         221            274
                                                           ---------------------

                                                           $1,873         $1,728
                                                           =====================

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain equipment and premises under non-cancelable operating leases. Future minimum lease payments under non-cancelable operating leases are as follows:

            Year Ended
           December 31,
           ------------

               2010                $1,196
               2011                 1,139
               2012                 1,131
               2013                 1,019
               2014                 1,004
                                   ------

                                   $5,489
                                   ======

Rent expense for the years ended December 31, 2009, 2008 and 2007 is $1,875, $1,521 and $1,191, respectively.

Legal Proceedings

United States Transportation Security Administration

In February 2002, the Company was awarded a security services contract (the "TSA Contract") by the TSA to continue to provide security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport-by-airport basis to the TSA or November 2002. In accordance with the terms of the TSA Contract, the United States Federal government provided the Company with a non-interest bearing advance payment of approximately $26,000, which was payable to the TSA in monthly installments of approximately $1,300 commencing in April 2002. Through December 31, 2009, the Company has repaid $11,700 of the advance. As of December 31 2009, the amount due from the TSA with respect to services provided under the TSA contract is $17,300. The Company has reflected the amount due from the TSA of $3,000, net of the remaining unpaid advance, as a receivable from TSA on the accompanying consolidated balance sheets as of December 31, 2009 and 2008.

The TSA filed a contract dispute with the Office of Dispute Resolution for Acquisition ("ODRA") in connection with the TSA contract seeking reimbursement of an alleged overpayment of principal in the amount of $59,200. This claim follows the lawsuit which the Company had already filed against the TSA for repeated breach of contract. The Company is vigorously challenging the TSA's claims, which it asserts is devoid of any factual or legal merit. The TSA's filing comes on the heels of a recent decision by the ODRA granting the Company's motion for partial summary judgment against the TSA for breach of contract by failing to give appropriate notice for the transitioning of airport locations. With respect to the claim for the $59,200 overpayment, the Company has filed a motion to dismiss the action, which has been denied.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 15 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (Continued)

United States Transportation Security Administration (Continued)

On March 30, 2009, ODRA denied both cross motions for summary judgment, stating that the TSA has not met its burden of proof that the prices in the purported 2006 definitization were reasonable and that ODRA was not willing to revisit the issue of the statute of limitations in the summary judgment format but left open the possibility of deciding in the Company's favor on this issue until the record is complete and fully briefed.

Settlement negotiations followed and the parties have reached a possible resolution. The settlement proposal has been reduced to a writing, which has not yet been executed by the Company. At this time, the Company is not willing to execute the proposed agreement because of its continuing dispute with the United States Department of Labor ("DOL"). If the Company is unable to reach an acceptable resolution with the DOL, then the Company will examine its option with the DOL and determine if it should execute the agreement with the TSA or seek to resume its litigation against the TSA for the amounts previously asserted in that litigation. The collection of the receivable from the TSA and the resolution of the liability to the DOL is currently undeterminable.

United States Department of Labor

During 2003, the DOL finalized its audit of the pay rates used to compensate employees for services rendered pursuant to the TSA Contract. The DOL concluded that in certain instances, employees had not been paid the correct base rate, fringe benefits, vacation and holiday pay resulting in a penalty of $7,100. In 2007, the Company reached a settlement with the DOL with respect to this claim and agreed to pay them $3,000. The settlement requires the first $3,000 of any settlement with the TSA to be remitted to the DOL and prohibits the DOL from pursuing any collection activity on its receivable until the TSA matter is resolved. As of December 31, 2009 and 2008, a liability to the DOL of $3,000 is reflected on the accompanying consolidated balance sheets (see Note 9). This amount is exclusive of any amounts which may be received from the TSA.

September 11, 2001 Terrorist Attacks

As a result of the September 11, 2001 terrorist attacks, numerous lawsuits charging the Company with wrongful death and/or property damage were commenced in the United States District Court, Southern District of New York, resulting from certain airport security services provided by the Company for United Flight 175 out of Logan Airport in Boston, Massachusetts. All but one of the wrongful death/personal injury cases relating to Flight 175 have been settled, leaving the focus of the litigation on the many property damage and insurance subrogation lawsuits.

The Company may be indemnified by the airlines if the Company is found to have followed the procedures specified by the Federal Aviation Administration. However, if the Company is found to have violated these screening regulations, it could be liable for damages. Based on an internal review of this matter, the Company has not found any evidence of non-compliance with respect to the security services provided at Boston's Logan International Airport on September 11, 2001.

                   ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 15 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (Continued)

September 11, 2001 Terrorist Attacks (Continued)

The Company maintains an aviation insurance policy, which may provide limited coverage for liabilities that may be assessed against the Company as a result of the events of September 11, 2001. The liabilities under these cases may, by statute, be limited to the policy coverage. After the September 11 terrorist attacks, the Company's insurance carriers cancelled all war risk provisions contained in the Company's insurance policies.

Management is unable to determine the likelihood of an unfavorable outcome or estimate a range of loss with respect to the remaining open claims against the Company. Accordingly, no provision has been included in the accompanying consolidated balance sheets related to this matter.

United States Government

The Company had commenced an action against the United States Government with respect to its Fifth Amendment rights relating to the taking of its business. In December 2004, the United States Government's motion to dismiss the case was denied. A motion for reconsideration was also filed by the defendant and denied. The trial for this action was held and in March 2007, the court ruled against the Company's action. The Company appealed the decision and in May 2008, the United States Court of Appeals for the Federal Circuit affirmed the lower court's ruling. On December 1, 2008, the Company appealed the case to the United States Supreme Court, which refused to hear it.

Audiovisual-Washington, Inc.

In September 2005, Avitecture, Inc. (a/k/a Audiovisual-Washington, Inc.) ("Avitecture") filed a Demand for Arbitration and Mediation against one of the Company's subsidiaries in the United States of America with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that the subsidiary owes Avitecture $222 for audio, video and control systems. The case was decided against the Company's subsidiary in an arbitration proceeding, which resulted in an award to Avitecture of $200. The arbitrator's decision was affirmed by the Superior Court of New Jersey in May 2007 and the Appellate Court in February 2008. As of December 31, 2008, the Company had $200 in accrued expenses and other current liabilities from discontinued operations related to the judgment against it. During 2009, based upon management's assessment that payments are unlikely, the $200 previously accrued by the Company was eliminated and recognized in income from discontinued operations (see Note 3).

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 15 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (Continued)

Turner Construction Company

In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against one of the Company's subsidiaries in the United States of America with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that pursuant to a written agreement dated in October 2003, the subsidiary owes Turner $948 for work and/or services performed. In an arbitration proceeding, the arbitrator awarded Turner $956 plus interest. This award was affirmed on appeal. As of December 31, 2008, the Company had $956 in accrued expenses and other current liabilities from discontinued operations related to the judgment against it. During 2009, based upon management's assessment that payments are unlikely, the $956 previously accrued by the Company was eliminated and recognized in income from discontinued operations (see Note 3).

Landlord Claims

Two of the Company's subsidiaries have been sued by their former landlord (which is the same entity for both properties) alleging breach of their respective leases. The former landlord was seeking unpaid rent for the entire terms of the leases for $2,600 in Atlantic City, New Jersey and $3,700 in Baltimore, Maryland, plus legal fees. The Company filed a bankruptcy petition for both of the subsidiaries. However, the former landlord was able to prevail in one of the claims because of a guarantee given by the Company in connection with the lease in one of the locations. In January 2008, a judgment of $2,600 was awarded in favor of the former landlord. The subsidiary has filed an appeal to challenge the judgment. As of December 31, 2008, the Company has $7,276 in other liabilities from discontinued operations related to the unpaid rent obligations owed to the former landlord of the Company's subsidiaries. In July 2009, the Company entered into a settlement arrangement with the former landlord to resolve all disputes between the parties related to the unpaid rent obligations and agreed to pay $2,600 to the former landlord in four equal installments during 2009 and 2010 (See Note 3).

Fraport A.G. International Airport Services Worldwide

The Company was in a dispute with Fraport A.G. International Airport Services Worldwide over the alleged unlawful use of the letter combination "ICTS" by the Company. Fraport initiated proceedings before the district court of Amsterdam. The principal amount claimed was (euro) 57,700 ($80,800 as of December 31, 2008). This dispute was settled in 2008 without any liability to the Company.

                    ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (US $ and (euro) in thousands, except per share data)

NOTE 15 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (Continued)

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

Bonus Contingency

The Managing Director of one of the Company's European subsidiaries is entitled to receive a bonus payment equivalent to 8% of the proceeds received by the Company upon the successful sale of the subsidiary.

Employment Contracts

The Company has non-cancellable employment contracts with two of its officers which provide, among other things, for annual base salary and bonus based upon the financial performance of the Company. The annual base salary payments, excluding the potential bonus, required under the employment contracts are as follows:

            Year Ended
           December 31,
           ------------

               2010                  $ 331
               2011                    317
                                     -----

                                     $ 648
                                     =====

NOTE 16 - SUBSEQUENT EVENTS

In March 2010, the Company purchased 5,400,000 shares of Inksure's common stock for $675 pursuant to a private placement of Inksure's securities, which decreased its ownership percentage in Inksure from 27.4% to 23.9% (see Note 4).

In April 2010, two of the subsidiaries of ICTS jointly entered into a credit arrangement with a commercial bank to provide them with up to (euro)400 in revolving loans through February 2012. Borrowings under the arrangement bear interest, which is payable monthly, at 1.8% above the European Libor rate per annum, are secured by the accounts receivable of the subsidiaries and guaranteed by ICTS.

In June 2010, an entity related to the Company's main shareholder provided a letter of credit of $550 to a commercial bank to guarantee an extension of a borrowing arrangement on behalf of one of the subsidiaries of ICTS (see Note 6).

        Financial Statement Schedule - Valuation and Qualifying Accounts
                              (U.S. $ in thousands)

                                                                                 Charges to     Charges to
                                                                Beginning of      Costs and       Other      Deductions       End of
                                                                    Year          Expenses       Accounts        (1)           Year
------------------------------------------------------------------------------------------------------------------------------------
Allowance for doubtful accounts:
    Year Ended December 31, 2007                                      994          (299)            --           (188)           507
    Year Ended December 31, 2008                                      507           (51)            --           (128)           328
    Year Ended December 31, 2009                                      328            --             --            (78)           253

Allowance for net deferred tax assets:
    Year Ended December 31, 2007                                   26,163            --             --         (4,331)        21,832
    Year Ended December 31, 2008                                   21,832           950             --             --         22,782
    Year Ended December 31, 2009                                   22,782           544             --             --         23,326

(1) Write-offs, net of recoveries