Form 20-F
period 2010-12-31
ICTS INTERNATIONAL N V
filed 2011-07-08
CIK 1010134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from _________________ to _________________

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL, N.V.

(Exact Name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Biesbosch 225, 1181 JC Amstelveen, The Netherlands

(Address of principal executive offices)

Alon Raich, Tel: +31-20-3471077,
Email: alon@ictinternational.com, Address: Same as above

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 8,009,185.

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

YES [X] NO [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (? 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES [X] NO [_]

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X] International Financial Reporting Standards as issued Other [_] by the International Accounting Standards Board [_]

     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

YES [_] NO [_]

When used in this Form 20-F, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimates”, “project”, “intend” and similar expressions are intended to identify Forward-Looking Statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends that may affect the Company’s future plans of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any Forward-Looking Statements are not guarantees of future performance and are subject to risks and uncertainties and those actual results may differ materially from those included within the Forward-Looking Statements as a result of various factors.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key information

     Operations

ICTS International N.V. (“ICTS”) was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company”) operate in three reportable segments: (a) corporate (b) aviation security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services business provide security and other services to airlines and airport authorities, predominantly in the United States and Europe. The technology segment is predominantly involved in the development and sale of identity security software to financial institutions and airport authorities, predominantly in Europe and Israel.

     In December 2005, the Company committed to a plan to cease the operations of its entertainment business in the United States. Accordingly, as of that date, the assets, liabilities and results of operations of the entertainment business were classified as discontinued operations in the Company’s consolidated financial statements. Since that date, the nature of the ongoing discontinued operations of the entertainment business consisted mainly of activities associated with the settlement of ongoing litigation, including disputes related to unpaid vendor and rent obligations. In January 2011, the operations of the entertainment business were liquidated.

     Selected Financial Data

     Selected data set forth below have been derived from the ICTS Consolidated Financial Statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). The Selected Consolidated Financial Data set forth below should be read in conjunction with Item 5 Operating and Financial Review and Prospects and the ICTS Consolidated Financial Statements and the Notes to those Consolidated Financial Statements included in Item 18 in this Annual Report.

     The following table summarizes certain balance data for ICTS for the years ended December 31, 2010, 2009, 2008, 2007 and 2006:

	(U.S. Dollars in thousands)
	2010	2009	2008	2007	2006
Cash and cash equivalents	$4,583	$4,835	$3,750	$2,095	$1,743
Total current assets	21,480	21,198	16,571	18,644	17,519
Total assets from discontinued operations	-	-	-	2,873	130
Total assets	23,984	26,827	25,396	27,103	26,555
Total current liabilities	33,419	31,832	31,869	30,305	33,577
Total liabilities from discontinued operations	-	1,222	9,174	10,619	13,441
Shareholders’ deficiency	(25,534)	(18,290)	(22,965)	(20,610)	(19,002)

     The following table summarizes certain statement of operations data for ICTS for the years ended December 31, 2010, 2009, 2008, 2007 and 2006:

	(U.S. Dollars in thousands except per share data) Year ended December 31,
	2010	2009	2008	2007	2006
Revenue	$98,426	$95,861	$98,809	$64,780	$60,791
Cost of revenue	85,624	82,490	84,777	52,080	55,047

GROSS PROFIT	12,802	13,371	14,032	12,700	5,744
Operating expenses:
Research and development	1,724	1,001	330	317	237
Selling, general and administrative	14,211	14,313	15,341	13,338	14,878
Settlement loss, net	1,455	-	-	-	-

Total operating expenses	17,390	15,314	15,671	13,655	15,115

OPERATING LOSS	(4,588)	(1,943)	(1,639)	(955)	(9,371)
Other expenses, net	2,232	1,638	856	3,580	527

LOSS BEFORE EQUITY LOSS FROM INVESTMENT IN
AFFILIATE AND INCOME TAX BENEFIT (EXPENSE)	(6,820)	(3,581)	(2,495)	(4,535)	(9,898)
Equity loss from investment in affiliate	(675)	-	-	(2,479)	(132)
Income tax benefit (expense)	(549)	418	(402)	(966)	(846)

LOSS FROM CONTINUING OPERATIONS	(8,044)	(3,163)	(2,897)	(7,980)	(9,822)
Income (loss) from discontinued operations	(80)	6,086	928	5,422	(4,248)

NET INCOME (LOSS)	$(8,124)	$2,923	$(1,969)	$(2,558)	$(14,070)

NET INCOME (LOSS) PER SHARE, BASIC AND DILUTED:
Continuing Operations	$(1.01)	$(0.47)	$(0.44)	$(1.22)	$(1.51)
Discontinuing Operations	(0.01)	0.90	0.14	0.83	(0.65)

Net income (loss) per share	$(1.02)	$0.43	$(0.30)	$(0.39)	$(2.16)

Weighted average number of shares outstanding	7,949,661	6,790,707	6,528,100	6,528,100	6,528,100

     Risk Factors

     You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks actually occur, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

     Developments that have had a significant impact on our operations

     One major event in 2001 and early 2002 significantly changed our business operations: the passage of the Aviation and Transportation Security Act (the “Security Act”) by the United States Congress in response to the terrorist attacks on September 11, 2001, pursuant to which the Federal Government through the United States Transportation Security Administration (“TSA”) took over aviation security services in the U.S. in November 2002. As a result of this event, we have limited aviation security operations in the U.S.

     If we are unable to increase revenues from aviation security services, our financial condition and results of operations will be adversely materially affected.

     Potential liability claims

     As a result of the September 11th terrorist attacks, numerous lawsuits have been commenced against us and our U.S. subsidiary. The cases arise out of airport security services provided for United Flight 175 out of Logan Airport in Boston, Massachusetts, which crashed into the World Trade Center. The outcome of these cases is uncertain. If there is an adverse outcome with respect to any of these claims which is not covered by insurance, then there may be a significant adverse impact on us. Most of those claims are in the process of being settled at no cost to the Company.

     Losses in recent years

     We incurred losses from continuing operations of $8.0 million, $3.2 million and $2.9 million in 2010, 2009, 2008, respectively, and have shareholders’ deficiency of $25.5 million as of December 31, 2010. If we are unable to obtain new service contracts and achieve profitability, the viability of our Company will be in question and our share price will likely decline.

     Auditors’ going concern opinion

     In their report, our independent registered public accounting firm, Mayer Hoffman McCann CPAs, The New York Practice of Mayer Hoffman McCann, P.C., stated that there is substantial doubt on our ability to continue as a going concern and our consolidated financial statements for the year ended December 31, 2010 were prepared assuming that we would continue as a going concern. We have a loss from continuing operations of $8.0 million and negative cash flows from operations of $5.2 million during the year ended December 31, 2010 as well as a working capital deficiency of $11.9 million as of December 31, 2010. In addition, we are subject to a significant contingency in connection with our exposure to certain income tax assessments made against our subsidiary, ICTS USA, Inc. by the Internal Revenue Service. Our ability to continue as a going concern is dependent upon our ability to generate cash flows from our operations and obtain additional related party/third party financing.

     Loans from principal stockholder

     Our financing activities have consisted primarily of convertible loans from our principal shareholder. There is no assurance that our principal shareholder will continue making loans to us and even if loans are made, there is no assurance that the terms will be favorable to the Company.

     IRS audit

     The Company is subject to an ongoing tax examination of its subsidiaries in the United States by the IRS for the tax years 2002 to 2004. In connection with this examination, the subsidiaries were required to provide information regarding their treatment of certain expenses. The IRS proposed a number of adjustments to the Company’s filed income tax returns for the tax years 2002 to 2004, which collectively result in an assessed income tax liability, including penalties, of $7.3 million. Management is vigorously contesting the proposed adjustments and has filed a protest with the Appellate Division of the IRS to discuss the various issues raised. In March 2011, the Company met with the Appellate Division of the IRS to discuss one of the issues raised and agreed to settle $0.5 million of the proposed adjustments for $0.3 million plus interest. The Company has evaluated the remaining outstanding issues, including the tax authorities’ position on such issues, and has included a provision of $10.7 million in its consolidated balance sheets, which the Company considers adequate to cover the potential liability related to such issues.

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

     Our revenues are primarily provided from services pursuant to contracts, which are cancelable on short notice at any time, with or without cause. We cannot assure you that an existing client will decide not to terminate us or fail to renew a contract. In addition, consolidation in the airline industry could also result in a loss of customers. Any such termination or failure to renew a contract with us could have a material adverse effect on our results of operations and financial condition. Two material contracts with our biggest customer will expire in 2013.

     If our relationship with our major customers is impaired, then there may be a material adverse affect on our results of operations and financial condition. Our major customers include the major airlines servicing the United States. Currently our customers’ financial results have suffered because of the economic slowdown, which affected our operations as a service provider, especially in the US. The airline industry continues to encounter difficulties and this may have a material adverse impact on our business.

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

     Competition

     Competition in the aviation security and other aviation services industry as well as in the Technology industry is intense. Many of our competitors have greater financial, technical and marketing resources. We expect that our competitors will develop and market alternative systems and technologies that may have greater functionality or be more cost effective than the services we provide or the systems that we may develop. If our competitors develop such systems we may not be able to successfully market our systems. Even if we are able to develop systems with greater functionality, which are more cost effective than those developed by our competitors, we may not be able to achieve market acceptance of our systems.

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

     Legislation designed to protect privacy rights

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

     Main shareholders

     As of December 31, 2010, there are three shareholders who hold more than 5% of the Company’s shares. All of them together hold approximately 81.6% of our shares (excluding conversion rights). Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

     Mr. Menachem Atzmon, a director and chairman of the Supervisory Board of the Company, as a representative of the Atzmon Family Trust, owns or controls approximately 60.5% of our issued and outstanding common stock (excluding conversion rights). As a result of such ownership, and/or control, the Atzmon Family Trust is able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control.

     Dividends

We cannot assure you that any dividends will be declared or paid on our common stock.

     Laws in the Netherlands

     As a Netherlands “Naamloze Vennootschap” (N.V.) public limited liability company, we are subject to certain requirements not generally applicable to corporations organized under the laws of jurisdictions within the United States. Among other things, the authority to issue shares is vested in the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the shareholders or by the Articles of Association to another corporate body for a period not exceeding five years.

     The issuance of the common shares is generally subject to shareholder pre-emptive rights, except to the extent that such pre-emptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or by the corporate body designated to do so by the general meeting of shareholders or the Articles of Association. Such a designation may only take place if such corporate body has also been designated to issue shares.

     In this regard, the general meeting of shareholders has authorized our Supervisory Board to issue any authorized and unissued shares at any time up to five years from December 17, 2008, the date of such authorization, and has authorized the Supervisory Board to exclude or limit shareholder pre-emptive rights with respect to any issuance of common shares prior to such date. Such authorizations may be renewed by the general meeting of shareholders from time to time, for up to five years at a time. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of directors of a surviving company may resolve to legally merge the company). Shareholders do not have pre-emptive rights with respect to shares which are issued against payment other than in cash.

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

Item 4. Information on the Company

     History and Development of the Company

     Unless the context indicates otherwise, all references herein to the “Company” or “ICTS” include ICTS International N.V., and its subsidiaries.

     Aviation Security and Other Aviation Services Business

     ICTS is a public limited liability company organized under the laws of The Netherlands in 1992. Our offices are located at Biesbosch 225, 1181 JC Amstelveen, The Netherlands and its telephone number is +31-20-347-1077.

     As of January 1, 1999, the Company acquired 80% of the issued and outstanding capital stock of Huntleigh U.S.A. Corporation (“Huntleigh”) and in January 2001, the Company exercised its option to acquire the remaining 20% making Huntleigh a wholly owned subsidiary. Huntleigh is a provider of aviation services and limited security services in the United States.

     In the wake of the events which occurred on September 11, 2001, the Federal Government of the United States, in November, 2001, enacted the Aviation and Transportation Security Act (the “Security Act”) Public Law 107-71. Under the Security Act, entities may provide aviation security services in the United States only if they are owned and controlled at least 75% by U.S. citizens. As a company organized under the laws of the Netherlands, ICTS is not able to comply with the ownership requirements under the Security Act. The Security Act is administered through the TSA.

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

     In February 2005 the Company re-entered the European aviation security market. In March 2005, the Company established a wholly owned subsidiary, I-SEC International Security B.V.(“I-SEC”), under which all the European aviation security activities provided by ICTS are operated. Since then I-SEC established new subsidiaries throughout Europe and the Far East, in the Netherlands, France, England, Spain, Hungary, Germany, Japan and other countries.

     Technology Business

     Our technology business is predominantly involved in the development and sale of identity security software to the aviation market and financial institutions, predominantly in Europe and Israel.

     Entertainment Business

     On December 23, 2003, the Company, through wholly owned subsidiaries, purchased from ITA International Tourist Attractions, Ltd., (“ITA”) certain assets owned by ITA and used by it in the development, establishment and operation of motion-based entertainment theaters.

     In early 2006, the Company closed its motion-based entertainment theaters. From this date on, the financial results of the entertainment business have been included in discontinued operations on the Company’s consolidated financial statements. The nature of the ongoing discontinued operations of the entertainment business consists mainly of activities associated with the settlement of ongoing litigation, including disputes related to unpaid vendor and rent obligations.

     As of January 2011, all the subsidiaries related to the entertainment business were liquidated.

     Business Overview

     General

     ICTS specializes in the provision of aviation security and other aviation services. Following the taking of its aviation security business in the United States by the TSA in 2002, ICTS through its subsidiary Huntleigh engages primarily in non-security related activities in the USA.

     ICTS, through I-SEC International Security B.V. supplies aviation security services at airports in Europe and the Far East.

     In addition, I-SEC Technologies B.V. and its subsidiaries develop technological systems and solutions for aviation and non–aviation security, while AU10TIX Ltd. develop technological systems for banking and other markets.

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

     Aviation Security Operations in Europe

     Through the I-SEC subsidiary, we supply aviation security to airports, airlines and governments in Europe and the Far East.

     U.S. Operations

     We continue to provide limited security services and non-security aviation services in the U.S. through our subsidiary, Huntleigh.

     Services

     Services offered in Europe

     I-SEC specialize in the provision of advanced aviation security services worldwide. These include security consulting and security handling: security profiling, checkpoint screening, hold baggage screening (“HBS”), CTX operation and operator training, cargo security and integrated services.

     The Company benefits from the broad know-how and international operational experience it has acquired in more than two decades of intensive activity in the field of aviation security.

     I-SEC’s management and key personnel are widely recognized in the industry as developers of pioneering aviation security concepts, methods and technologies, focusing primarily on high-risk environments.

     With its highly skilled and experienced professional staff, supported by proprietary technological innovations, I-SEC is ideally positioned to deliver cost-effective aviation security solutions and services to airlines and airports with varying operational volumes and needs.

     I-SEC has subsidiaries in The Netherlands, France, Germany, UK, Spain, Belgium, Italy, Hungary, Portugal, Denmark, Romania and Russia, and is continuing to expand to other countries in Europe. Additionally, I-SEC currently operates at the two major Tokyo airports in Japan.

     Building on its management’s strong reputation and on its broad know-how and experience, it has renewed its commitment to provide its clients with security services at the highest professional level, while offering unprecedented cost savings, due, in part, to the integration of advanced, proprietary technologies.

     I-SEC aviation security services

     Checkpoint screening

     I-SEC provides trained checkpoint operators and supervisors to airline and airport clients in many countries.

     The Company trains its staff to perform passenger screening at checkpoints, both efficiently and effectively, fully complying with international and national regulatory requirements on the one hand, and with airline customer service requirements, on the other hand.

     I-SEC security agents are trained to carry out body searches, hand baggage search thoroughly, yet with minimal interference to passengers.

     Hold Baggage Operation (HBS)

     Regulatory agencies in Europe and the USA require airlines to perform 100% hold baggage screening. I-SEC provides the trained manpower required to carry out these tasks, as well as training services for the airport’s own staff.

     I-SEC also offers In-Sight™ - an innovative interactive computer-based training system developed in-house for initial and recurrent training of X-ray operators.

     In-Sight™ is TSA/FAA-certified, and currently serves thousands of operators throughout the USA and in 12 European countries.

     Integrated Services

     I-SEC provides a wide variety of integrated services, combining security with customer service, as well as aircraft clean & cabin search, etc. These integrated services which combine security processing based on numerous years of experience and expertise, fully complying with all local and international regulator requirements, with a wide variety of customer service functions, enable airlines to improve customer services while reducing manpower needs and operational costs.

     Security Profiling

     I-SEC’s unique profiling method, developed in the 1980s, has since been upgraded and modified several times, and adapted to comply with amendments in regulatory requirements, as well as with changes in the threat environment and developing needs.

     Passenger privacy and confidentiality are strictly maintained at all times, in accordance with all relevant regulations issued by both US and EU regulators.

     Cargo Security

     Company assessment: Analyzing the cargo security program currently employed; identifying gaps in coverage and points of non-compliance with regulations; and recommending requisite actions.

     Security program implementation: Planning and implementation of a cargo security program; training the client’s management team.

     Staff training: Training the client’s employees to operate in accordance with the relevant security requirements, while maintaining flexibility with regard to course content, scope, duration, location and the number of trainees.

     I-SEC aviation security training services

     Training programs and seminars

     I-SEC’s training programs are the product of over 20 years of expertise and experience in the development of training materials covering every aspect of airline and airport security operations and their implementation worldwide.

     47 training courses are offered, within the framework of training programs that are modular in nature, and are adapted to meet the specific needs of each client. The courses are constantly being updated to ensure that they cover all relevant material relating to new regulations, new threats, etc. Many of the courses include simulations, role play, situational exercises, case studies, etc. Sophisticated training aids are employed to make the training experience more efficient and interesting, thus ensuring optimal results.

     I-SEC’s training products also include In-Sight™, the TSA/FAA-certified interactive computer-based training system developed in-house specifically for initial and recurrent training of checkpoint and HBS operators.

     I-SEC aviation security consulting services

     Risk analysis

     A comprehensive risk analysis is the essential, primary component of any security system. The identification of the risks relevant to the particular site or operation, and their grading according to their potential damage and probability enables to develop the security concept and design the security system that will effectively deal with these risks.

     I-SEC employs security experts specializing in the performance of risk analyses in a variety of threat environments. When analyzing risks, all relevant factors relating to the client, the operation, the environment, and potentially hostile elements are taken into account, to ensure the risks are fully and accurately mapped.

     Security Concept Development

     In order to enable the development of a cost-effective security system, that optimally meets the client’s specific needs, an aviation security system must be constructed on the basis of a well thought-out security concept, which takes into consideration all relevant aspects and variables.

     As the development and implementation of a comprehensive security system requires substantial resources, it is crucial that these be invested in the most productive way, in accordance with predetermined priorities.

     When developing the aviation security concept, I-SEC specialists take into account the results of the risk analysis and the developing and anticipated changes and trends in the threat environment, to arrive at a concept that will be suitable for the predictable future, and easy to adapt in later years.

     Security system design

     I-SEC security experts possess broad experience in the design and development of modular, aviation security systems, customized to meet local needs and complying with international standards. Designed systems are both flexible and dynamic in nature, ensuring that any adaptations required to meet changes in the threat environment in the future can be carried out quickly, with minimal investment of effort and funds.

     System development also covers the definition of needs in the areas of manpower, technical means and advanced technologies, with the aim of attaining the optimal balance, thus maximizing both efficiency and savings in operational and staffing costs. Our experts also assist the client to determine priorities in implementation, as a function of the prioritized needs and the available resources. Assistance in the recruitment of security managers and staff based on predefined standards is also offered.

     Implementation and assimilation

     For over two decades, I-SEC specialists have been assisting their clients to implement and assimilate proven work methods and security solutions designed on the basis of extensive know-how and experience, and tailored to meet their specific needs.

     The client’s staff members, at all levels, are trained to perform their relevant tasks, and are provided with ongoing consulting and support to ensure the smooth running of security operations.

     Security surveys and audits

     I-SEC’s expert security consultants specializes in the performance of airports security surveys, the scope of which is determined together with the client, and can range from individual aspects of airport security to comprehensive, all-encompassing surveys. Special attention is focused on verification of compliance with all applicable regulations and presentation of recommendations regarding any amendments that may be required. Security surveys are particularly important as a step in the upgrading of an existing system – only by accurately mapping the existing system, all its components, strengths and weaknesses, is it possible to determine the required modifications.

     As security systems are only effective if they continue to address the existing and anticipated threats, and to fully comply with international and local regulatory requirements, periodical aviation security audits are of vital importance. I-SEC experts possess vast international experience in the performance of such audits, and recommending steps that must be taken to ensure full compliance and suitability of the aviation security system at all times.

     Services offered in the United States

     Prior to the enactment of the Security Act, Huntleigh was one of the leading providers of security and non-security aviation services in the United States. Huntleigh currently provides limited aviation security services and other separate services at approximately 28 airports in 23 states.

     The limited security services provided by Huntleigh involves the following:

  Charter Flight Screening for Airlines - which includes security check of passengers’ body and carry- on items.

  Cargo Security Screening - for some international and domestic carriers.

  Aircraft Search – Search of the entire aircraft to detect dangerous objects.

     Each of the non-security services involves one of the following specific job classifications:

     Agent Services For Airlines

     Agent services include: passenger service, ground handling, vendor behind counters and baggage service. Although an agent is a Huntleigh employee, the employee is considered a representative of specific airlines.

     Guard Services

     Guard services involve guarding secured areas, including aircraft. Huntleigh as well provides guard services outside of the airport to schools, shopping malls, etc.

     Queue Monitors

     Huntleigh provides queue monitors assisting passengers before the checkpoint.

     Aircraft Cleaning

     Huntleigh provides employees who perform interior aircraft cleaning services.

     Janitorial

     Huntleigh provides janitorial services to airline airport offices, airline terminal areas, airline gates, police stations and office buildings.

     Below the Wing Services

     Below the Wing services include:

  cleaning the aircraft interior

  conducting cabin searches

     Shuttle Service

     Huntleigh provides shuttle services to airline crews between hotels and airports.

     Skycap Services Provider

     A skycap assists passengers with their luggage. Located at the curbside of the check-in at airports, a skycap checks in passengers’ luggage and meets security requirements established by the TSA to screen passengers. A skycap also assists arriving passengers with transporting luggage from the baggage carousel to ground transportation or other designated areas.

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

     Baggage Handling Services

     Huntleigh provides employees who move passengers’ baggage from the check- in counter to screening machines and/or vice versa, as well as moving oversized baggage from check-in to appropriate bag belts.

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

     Travel Documents Check

     Travel DocCheck (TDC) is the travel industry’s most reliable and easy to operate system for automated clearing of travel document compliance. It verifies that the passengers’ travel documents fully comply with the requirements of countries of destination and transit prior to embarkation, and also facilitates the detection of forged travel documents. Automated Travel Check enhances the level of security, assists in combating illegal immigration and reduces or mitigates associated civil penalties for airlines.

     Identity Document Authentication and Management System (FDI)

     FDI is designed to speed-up client authentication and capture/retrieve document data and images. FDI is a fully automated, easy to operate, front-end client enrollment system.

Key features:

  Full page document scanning (automated or push-button)

  Hi-resolution document imaging

  Photograph extraction

  Full content extraction

  Multi-layer identity authentication (performance enabled by client hardware capabilities)

  Simple indications

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

     Electronic Identity Document Authentication and Management System (“E-ID”)

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

Key features:

  Full capture of electronic chip data (in compliance with country and industry regulations)

  Handling of all common electronic security standards

  Full page document scanning (automated or push-button)

  Hi-res document imaging

  Photograph extraction

  Full content extraction

  Multi-layer identity authentication (performance enabled by client hardware capabilities)

  Simple indications

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

     Smart Document Reader (SDR)

     SDR is a proprietary state-of-the-art software solution that automatically extracts data from a variety of standard and non-standard travel documents, ID documents, E-ID documents, driver’s licenses, airline boarding passes and various mass transit tickets at extremely high levels of accuracy and speed. SDR also implements various advanced means and proprietary checks to detect forged documents. It comprises a main component in many of the advanced technological systems offered by the Company.

     Bank Client Security and regulatory Compliance Solution

     ICTS, through its subsidiary, AU10TIX Ltd., offers a unique front-end solution meeting the banking industry’s security and regulatory compliance requirements, including Section 326 of the USA Patriot Act, while also ensuring that bank clients are provided with a high level of customer service. It is a fully automated banking check authentication system. Contrary to back-end systems offered by the competitors, our front-end solution incorporates unique features, such as a dynamic questionnaire, developed on the basis of ICTS’s experience in detection of suspicious signs and in advanced document checks.

     Marketing of Security Systems and Technology

     We market our technologies by establishing projects with airports, airlines, banks and other existing and potential customers.

     Major Customers

     Revenue from three customers represented 69% of total revenue during the year ended December 31, 2010. Accounts receivable from these three customers represented 49% of total accounts receivable as of December 31,2010. Revenue from two customers represented 56% and 55% of total revenue during the years ended December 31, 2009 and 2008, respectively. Accounts receivable from these two customers represented 38% and 41% of total accounts as of December 31, 2009 and 2008, respectively.

     Revenue

     Revenue in the U.S.

     Our revenue in the United States during the years 2010, 2009 and 2008 totaled $35.7 million (36% of total revenue), $36.8 million (38% of total revenue) and $40.4 million (41% of total revenue) respectively.

     Revenue in Europe, Japan and other locations

     Our revenue in Europe, Japan and other locations during the years 2010, 2009 and 2008 totaled $62.8 million (64% of total revenue), $59.1 million (62% of total revenue) and $58.4 million (59% of total revenue) respectively.

     Competition

     Competition in the aviation security and aviation related services industry as well as in the technology industry is intense. Many of our competitors have greater financial, technical and marketing resources.

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

     Aviation Security Regulatory Matters

     Our aviation security activities are subject to various regulations imposed by authorities and various local and federal agencies having jurisdiction in the serviced area. The Company, on behalf of its clients, is responsible for adherence to such regulations relating to certain security aspects of their activities. The Company is also responsible to prevent passengers without proper travel documentation from boarding a flight, thereby avoiding fines otherwise imposed on its clients by immigration authorities.

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

     Organizational Structure

     The following are the significant subsidiaries of ICTS as of December 31, 2010:

ICTS USA, Inc. (New York - 100%) and its wholly-owned subsidiary, Huntleigh USA, Corp. (New York -100%)

I-SEC Technologies B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries.

I-SEC Global Security B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries.

AU10TIX Ltd. (Cyprus – 100%).

     Property, Plant and Equipment

     We lease premises under long-term operating leases, in most cases with renewal options. Rent expenses from continuing operations for the years ended December 31, 2010, 2009 and 2008 were $1.8 million, $1.9 million and $1.5 million, respectively.

Future minimum lease payments under long-term leases from continued operations are as follows (U.S. Dollars in thousands):

Year ended December 31,
2011	$802
2012	671
2013	265
2014	103
2015	4

$1,845

Item 5. Operating and Financial Review and Prospects

     This section contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 concerning our business, operations and financial condition. All statements other than statements of historical facts included in this annual report on Form 20-F regarding ICTS’s strategy, future operations, financial position, costs, prospects, plans and objectives of management are forward-looking statements. When used in this annual report on Form 20-F the words “expect”, “anticipate”, “intend”, “plan”, “believe”, “seek”, “estimate”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” and elsewhere in this annual report on Form 20-F.

     We cannot guarantee any future results, levels of activity, performance or achievements. The forward-looking statements contained in this annual report on Form 20-F represent management’s expectations as of the date of this annual report on Form 20-F and should not be relied upon as representing ICTS’s expectations as of any other date. Subsequent events and developments will cause management’s expectations to change. However, while we may elect to update these forward-looking statements, ICTS specifically disclaims any obligation to do so, even if its expectations change.

     Overview

     We operate in three reportable segments (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The Airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in the United States and Europe. The Technology segment is predominantly involved in the development and sale of identity security software to financial institutions and airport authorities, predominantly in Europe and Israel. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

     In December 2005, the Company committed to a plan to cease the operations of its entertainment business in the United States. Accordingly, as of that date, the assets, liabilities and results of operations of the entertainment business were classified as discontinued operations in the Company’s consolidated financial statements. Since that date, the nature of the ongoing discontinued operations of the entertainment business consisted mainly of activities associated with the settlement of ongoing litigation, including disputes related to unpaid vendor and rent obligations. In January 2011, the operations of the entertainment business were liquidated.

     Critical Accounting Policies

     The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are listed below. Please refer to Note 2 of ICTS’s consolidated financial statements included in this Annual Report for the year ended December 31, 2010 for a summary of ICTS’s significant accounting policies.

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

     Long-Lived Assets

     The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the assets’ fair value as compared to the asset’s carrying value.

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

     Stock-Based Compensation

     Share-based payment awards to employees, including stock options, are measured at the fair value of the award on the date of grant based on the estimated number of awards that are ultimately expected to vest. Share-based compensation awards issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the share-based payment, whichever is more readily determinable. The compensation expense resulting from share-based payments is recorded over the vesting period of the award in selling, general and administrative expense.

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

     Uncertain income tax positions are determined based upon the likelihood of the positions being sustained upon examination by taxing authorities. The benefit of a tax position is recognized in the consolidated financial statements in the period during which management believes it is more likely than not that the position will not be sustained. Income tax positions taken are not offset or aggregated with other positions. Income tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of income tax benefit that is more than 50 percent likely of being realized if challenged by the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured is reflected as income taxes payable.

     Recently Issued Accounting Pronouncements

     In December 2010, the FASB issued ASU No. 2010-28, “Intangibles – Goodwill and Other (Topic 350) – When to Perform Step 2 of the Goodwill Impairment Test for reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”). ASU 2010-28 modifies Step 1 of the goodwill impairment test so that for those reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not based in an assessment of qualitative indicators that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exits, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

     Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not applicable to the Company’s consolidated financial statements.

     Results of Operations

     The following table summarizes our results of operations for the years ended December 31, 2010, 2009 and 2008:

	(U.S. Dollars in thousands) Year ended December 31,
	2010	2009	2008
Revenue	$98,426	$95,861	$98,809
Cost of revenue	85,624	82,490	84,777

GROSS PROFIT	12,802	13,371	14,032
Operating expenses:
Research and development	1,724	1,001	330
Selling, general and administrative	14,211	14,313	15,341
Settlement loss, net	1,455	-	-

Total operating expenses	17,390	15,314	15,671

OPERATING LOSS	(4,588)	(1,943)	(1,639)
Other expenses, net	2,232	1,638	856

LOSS BEFORE EQUITY LOSS FROM INVESTMENT IN
AFFILIATE AND INCOME TAX BENEFIT (EXPENSE)	(6,820)	(3,581)	(2,495)
Equity loss from investment in affiliate	(675)	-	-
Income tax benefit (expense)	(549)	418	(402)

LOSS FROM CONTINUING OPERATIONS	(8,044)	(3,163)	(2,897)
Income (loss) from discontinued operations	(80)	6,086	928

NET INCOME (LOSS)	$(8,124)	$2,923	$(1,969)

     The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008
Revenue	100.0%	100.0%	100.0%
Cost of revenue	87.0%	86.1%	85.8%
Gross profit	13.0%	13.9%	14.2%
Research and development expenses	1.8%	1.0%	0.3%
Selling, general and administrative expenses	14.4%	14.9%	15.5%
Settlement loss, net	1.5%	0.0%	0.0%
Operating loss	(4.7%)	(2.0%)	(1.7%)
Loss from continuing operations	(8.2%)	(3.3%)	(2.9%)
Income (loss) from discontinued operations	(0.1%)	6.4%	0.9%
Net income (loss)	(8.3%)	3.1%	(2.0%)

     The following table sets forth, for the annual periods indicated, revenue generated by country:

	(U.S. Dollars in thousands) Year ended December 31,
	2010	2009	2008
United States of America	$35,667	$36,794	$40,421
Netherlands	42,242	42,344	44,173
Other	20,517	16,723	14,215

Total	$98,426	$95,861	$98,809

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 (U.S. Dollars in thousands unless otherwise indicated)

     Revenue. Revenue increased from $95.9 million in 2009 to $98.4 million in 2010. Revenue in the United States decreased by $1.1 million due to the provision of fewer services and termination of certain contracts. Revenue generated in the Netherlands was fairly consistent at $42.3 million in 2009 and $42.2 million in 2010 despite the increase in the provision of services as a result of fluctuations in foreign currency exchange rates. Revenue generated in the Netherlands in 2010 based on the 2009 exchange rates would have totaled $44.1 million. Revenue outside of the United States and the Netherlands increased from $16.7 million in 2009 to $20.5 million in 2010, primarily due to an increase in our operations in Japan.

     Cost of Revenue. Cost of revenue increased from $82.5 million in 2009, or 86.1% of revenue to $85.6 million, or 87.0% of revenue in 2010. The increase is attributable to an increase in payroll and related costs as a result of an increase in revenue and a larger-than-expected cost of revenue incurred at one of our European subsidiaries. As a result, our gross profit decreased from $13.4 million in 2009 to $12.8 million in 2010 and gross margin decreased from 13.9% in 2009 compared to 13.0% in 2010.

     Research and Development Expenses (“R&D”). R&D expenses increased from $1.0 million in 2009 to $1.7 million in 2010. The increase relates primarily to salary and related expenses resulting from the Company’s expansion of its technology segment and an increase in the number of employees.

     Selling, General and Administrative Expenses (“SG&A”). SG&A expenses were $14.2 million in 2010 or 14.4% of revenue, compared to $14.3 million or 14.9% of revenue in 2009. The consistency of our SG&A expenses results from the incurrence of higher SG&A expenses in our technology and airport security and other aviation services segments, offset by a decrease in SG&A expenses in our corporate segment.

     Settlement loss, net. The settlement loss in 2010 represents the net effects of the Company’s settlements with the TSA and DOL, which resulted in the write-off of $3.0 million in receivables from the TSA and reduction of $1.5 million in liabilities to the DOL.

     Other Expenses. Other expenses in 2010 totaled $2.2 million compared to $1.6 million in 2009. This increase is mainly attributable to the increase in interest expense by $478 in 2010 due to: (a) an increase in the average balance outstanding on our convertible notes payable to a related party (interest expense of $763 in 2010 compared to $514 in 2009), (b) an increase in the interest rate payable on the Company’s line of credit in the United States (interest expense of $667 in 2010 compared to $588 in 2009) and (c) an increase of interest expense related to uncertain tax positions (interest expense of $602 in 2010, compared to $452 in 2009). Lastly, we incurred an additional loss of $228 on foreign currency transactions in 2010 compared to 2009.

     Income Tax Benefit (Expense). We had an income tax expense in 2010 of $549 compared to an income tax benefit of $418 in 2009. The increase is attributable to: (a) an increase of $234 in our uncertain income tax positions as a result of a settlement reached on one of our outstanding assessments with the Internal Revenue Service, (b) an increase in our current income tax expense for certain locations in Europe and the Far East.

     Equity loss from investment in affiliate. In March 2010, the Company purchased 5,400,000 shares of common stock in Inksure Technologies, Inc. (“Inksure”) for $675 pursuant to a private placement of Inksure’s securities. Despite the additional investment, the Company’s ownership interest decreased from 27.4% to 23.9% as a result of the participation of other investors in the private placement. Inksure develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products.

     The Company suspended its use of the equity method to account for this investment in 2007 after its investment balance was reduced to zero. The additional investment was allocated to fund prior losses that were incurred after the suspension of the equity method. Accordingly, the Company recognized an equity loss from investment in affiliate of $675 for the year ended December 31, 2010.

     Income (loss) from Discontinued Operations. Income (loss) from discontinued operations decreased from $6.1 million in 2009 to ($80) in 2010. The income from discontinued operations in 2009 is mainly attributable to the settlement of a dispute with the former landlord of our entertainment segment, which resulted in the recognition of a $4.8 million gain, and a recovery of $1.2 million in previously accrued unpaid vendor obligations upon the liquidation of our entertainment segment.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 (U.S. Dollars in thousands unless otherwise indicated)

     Revenue. Revenue decreased from $98.8 million during the year ended December 31, 2008 to $95.9 million during the year ended December 31, 2009. Such decrease resulted from a decrease in revenue from operations in the U.S. of $3.6 million and operations in Netherlands of $1.9 million partially offset by an increase in operations in other locations of $2.6 million. The decrease in revenue in the U.S. relates mostly to the slowdown in the global economy, which resulted in the provision of less services. In addition, during 2009, the Company evaluated its service contacts and elected to terminate certain unprofitable contracts. The decrease in revenue in the Netherlands is mainly due to currency fluctuations as the 2008 average exchange rate (1.47 Dollar to Euro) decreased in 2009 (1.39 Dollar to Euro). Revenue in 2009 based on the 2008 exchange rate would total $44.7 million compared to $44.2 million in 2008. The increase in revenue from other locations is mainly attributed to a full year of operations in Tokyo, Japan.

     Cost of Revenue. The cost of revenue decreased from $84.8 million in 2008 to $82.5 million in 2009. The decrease was mainly due to a decrease in payroll and related costs as a result of the decline in revenue. Similarly, our gross profit decreased from $14.0 million in 2008 to $13.4 million 2009 as our gross margin remained fairly consistent at 14.2% in 2008 compared to 13.9% in 2009.

     Research and development costs (“R&D”). R&D expenses increased from $0.3 million in 2008 to $1.0 million in 2009. The increase relates primarily to salary and related expenses due to the Company’s expansion of its technology segment and an increase in the number of employees.

     Selling, General and Administrative Expenses (“SG&A”.) SG&A expenses were $14.3 million for the year ended December 31, 2009 or 14.9% of revenue, compared to $15.3 million or 15.5% of revenue for the year ended December 31, 2008. This decrease mainly results from a decrease in legal and professional fees associated with the Company defending itself against various legal claims and the elimination of start-up costs we incurred during year ended December 31, 2008 to expand our operations in Europe and Japan, partially offset by a one-time non-cash charge of $0.6 million related to the issuance of shares to a related party.

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

     Income from Discontinued Operations. Income from discontinued operations totaled $6.1 million in 2009 compared to $0.9 million in 2008. The increase results mainly from the recovery of $4.7 million related to the settlement of a dispute with the former landlord of the Company’s entertainment segment related to unpaid rent obligations of $7.3 million and the recovery of $1.2 million in vendor disputes resulting from management’s assessment that payments to resolve the dispute are unlikely.

     The following table sets forth, for the annual periods indicated, certain financial data related to the Company’s reportable segments.

	Corporate	Aiport Security and other Aviation Services	Technology	Total
	(U.S. Dollars in thousands)
Year ended December 31, 2010
Revenue	$-	$97,819	$607	$98,426
Depreciation and amortization	11	675	34	720
Income (loss) from continuing
operations	(3,735)	(34)	(4,275)	(8,044)

Year ended December 31, 2009
Revenue	-	95,146	715	95,861
Depreciation and amortization	11	681	23	715
Income (loss) from continuing
operations	(3,729)	2,777	(2,211)	(3,163)

Year ended December 31, 2008
Revenue	-	97,930	879	98,809
Depreciation and amortization	12	740	29	781
Income (loss) from continuing
operations	(5,120)	2,965	(742)	(2,897)

     Corporate Segment

     Loss from continuing operations increased slightly in 2010 compared to 2009 primarily due to the combined effects of the following. (a) a reduction in payroll and related costs, insurance and professional fees and (b) a one-time charge of $554 related to the issuance of common stock in 2009 to an entity related to our main shareholder, partially offset by: (a) a $675 equity loss incurred on our investment in Inksure and (b) an increase in interest expense related to the convertible notes payable to a related party and uncertain income tax positions.

     Loss from continuing operations decreased in 2009 compared to 2008 primarily due to the recognition of income tax expense associated with uncertain tax positions in 2008 and a decrease in legal and professional fees in United States in 2008.

     Airport Security and Other Aviation Services Segment

     The increase in revenue in 2010 of $2.7 million compared to 2009 relates primarily to an increase in the provision of services in the Netherlands and Japan, offset with a decrease in the revenue generated in the United States due to the provision of fewer services and termination of certain contracts. The decrease in income (loss) from continuing operations in 2010 compared to 2009 of $2.8 million is primarily attributable to: (a) the net effect of the Company’s settlements with the TSA and DOL, which resulted in a net settlement loss of $1.5 million, (b) larger-than-expected payroll and related costs at one of our subsidiaries in the United States and (c) an increase in foreign currency transaction losses.

     The decrease in revenue in 2009 compared to 2008 relates mostly to a decrease in revenue in the United States. and Europe offset by an increase in revenue from the newly established operation in Japan. The decrease in income (loss) from continuing operations in 2009 compared to 2008 is primarily due fluctuations in the currency exchange rates and a decrease in our business in the United States.

     Technology Segment

     The increase in our loss from continuing operations in 2010 compared to 2009 results primarily in the payroll and related costs to support our research and development activities as well as increase in selling, general and administrative expenses resulting from the expansion of the technology segment.

     The increase in our loss from continuing operations in 2009 compared to 2008 results primarily in the payroll and related costs to support our research and development activities.

     Liquidity and Capital Resources

     Our most significant expenditures consist of payroll and related costs and professional fees. We have historically financed such expenditures through cash flows from operations and funding received from a line of credit with a commercial bank in the United States and borrowings from a convertible note arrangement with a related party.

     As of December 31, 2010 and 2009, we had cash on hand of $4.6 million and $4.8 million, respectively (not including a short-term certificate of deposit of $3.5 million, which serves as collateral for its line of credit in the United States).

     We have a history of recurring losses from continuing operations, negative cash flows from operations and a working capital deficiency as of December 31, 2010 and 2009. We incurred losses from continuing operations of $8.0 million and $3.2 million and negative cash flows from operations of $5.2 million, and $4.6 million during the years ended December 31, 2010 and 2009, respectively. As of December 31, 2010 and 2009, we had a working capital deficiency of $11.9 million and $10.6 million, respectively. In addition, we are subject to a significant contingency in connection with its exposure to certain income tax assessments made against our subsidiary, ICTS USA, Inc., by the Internal Revenue Service. Collectively, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

     Through June 30, 2011, the Company received $2,576 in unsecured advances from an entity related to its main shareholder, which increased the outstanding balance of its convertible notes payable to the related party 18,799, including accrued interest.

     The report of our independent registered public accounting firm on our 2010 consolidated financial statements includes an explanatory paragraph stating that there is substantial doubt with respect to our ability to continue as a going concern.

     Management believes that the Company’s operating cash flows and related party/third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management’s plans to generate sufficient cash to continue to operate the Company and obtain additional capital from related parties/third parties will be successful.

     In May 2011, we entered into a loan and security arrangement with a new lender to provide one of our subsidiaries in the United States with up to $9.0 million in borrowings and letters of credit subject to certain limitations.

     The 2010 consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

     Cash Flows from Operating Activities

     Our cash flows from operating activities vary significantly from year to year, depending on our operating results and timing of cash receipts and disbursement on accounts receivable, accounts payable and accrued expenses and other current liabilities.

     Net cash used in operating activities in 2010 was $5.2 million. This use of cash resulted from a net loss from continued operations of $8.0 million and net cash used in discontinued operations of $1.3 million. This amount was partially offset by: (a) a noncash loss of $1.5 million related to settlements with the DOL and TSA, (b) net cash provided by operating assets and liabilities of $1.3 million, (c) a noncash charge of $0.7 million for depreciation and amortization and (d) an equity loss from investment in affiliate of $0.7 million. Net cash provided by operating assets and liabilities of $1.3 million is primarily attributable to an increase accrued expenses and other current liabilities of $1.4 million and income taxes payable of $1.3 million, offset by a decrease in accounts receivable of $1.2 million.

     Net cash used in operating activities in 2009 was $4.6 million. This use of cash resulted from a net loss from continuing operations of $3.2 million and net cash used by operating assets and liabilities of $2.7 million, partially offset by non-cash charges of $0.7 million for depreciation and amortization and $0.6 million relating to an issuance of common stock to a related party. The net cash used in operating assets and liabilities is primarily attributable to a decrease in accounts payable of $1.4 million and cash used in discontinued operations of $1.9 million, partially offset by an increase in accrued expenses and other current liabilities of $0.6 million.

     Net cash provided by operating activities in 2008 was $3.9 million. This resulted from a net loss from continuing operations of $2.9 million and net cash provided by operating assets and liabilities of $5.9 million, partially offset by noncash charges of $0.8 million for depreciation and amortization, offset by $0.1 million in stock-based compensation. The net cash provided by operating assets and liabilities is primarily attributable to an increases in accrued expenses and other current liabilities of $4.9 million, net cash provided by discontinued operations of $2.4 million, partially offset by increase in accounts receivable of $1.3 million.

     Cash Flows from Investing Activities

     Net cash used in investing activities for the year ended December 31, 2010 was $1.1 million and consisted primarily of our investment in Inksure of $0.7 million and capital expenditures of $0.6 million, partially offset by proceeds from sale of property and equipment of $0.2 million.

     Net cash used in investing activities in 2009 was $0.8 million and consisted primarily of capital expenditures.

     Net cash provided by investment activities in 2008 was $0.6 million and consisted primarily of capital expenditures of $1.0 million and an increase in other assets of $0.2 million, partially offset by a decrease in restricted cash of $1.8 million.

     Cash Flows from Financing Activities

     Net cash provided by financing activities in 2010 was $6.0 million, which consisted primarily in increase in net borrowings on our line of credit with a commercial bank in the United States of $0.6 million and $5.4 million of net proceeds from convertible note arrangement with a related party.

     Net cash provided by financing activities in 2009 was $6.2 million, which consisted primarily of a $1,2 million increase in a line of credit with a commercial bank in the United States, $3.9 million of proceeds from convertible note arrangement with a related party and $1.2 million in proceeds from the exercise of stock options.

     Net cash used in financing activities in 2008 was $2.1 million and consisted primarily of $1.8 million decrease in a line of credit with a commercial bank in the United States and $0.2 million in repayments on a convertible note payable arrangement with a related party.

     The Company expects to continue to draw down from its lines of credit and convertible note arrangement with a related party as necessary to meet its short-term cash needs.

     Borrowings

      Line of Credit Arrangements

     We had an arrangement with a commercial bank, which provided up to $8.0 million in borrowings and letters of credit subject to a borrowing base limitation. The borrowing base limitation is equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 95% of the Company’s $3.5 million certificate of deposit, plus (iii) $0.8 million representing a standby letter of credit that was provided to the commercial bank by an entity related to the main stockholder, minus (iv) letter of credit obligations, minus (v) $0.5 million representing a discretionary reserve established by the commercial bank. Borrowings under the arrangement were secured by our accounts receivable, a $3.5 million certificate of deposit, and the $0.8 million letter of credit that was provided to the commercial bank by an entity related to our main stockholder. Borrowings made under the arrangement were designated as either prime rate or LIBOR loans at our option. Prime rate loans bore interest, which was payable monthly, at the bank’s prime rate plus 1% per annum. LIBOR loans bore interest, which was payable monthly, at LIBOR plus 350 basis points per annum. Borrowings under the arrangement were also guaranteed by ICTS USA and us. The line of credit operated under a forbearance period and all financial covenants related to it have been suspended, except for the maintenance of an interest coverage ratio of 1 to 1.

     In March 2011 and May 2011, one of our subsidiaries and the commercial bank amended the line of credit agreement to extend the expiration of the forbearance period to May 31, 2011. We were assessed a 2% default interest rate premium on its outstanding borrowings during the extended forbearance period and all financial covenants continued to be suspended, except for its requirement to maintain a fixed charge coverage ratio.

     In connection with the extension of the forbearance period, an entity related with our main shareholder increased the outstanding letter of credit from $0.6 million to $0.8 million as additional collateral for the line of credit for the duration of the extended forbearance period.

     In May 2011, our subsidiary in the United States entered into a loan and security arrangement with a new lender to provide it with up to $9.0 million in borrowings and letters of credit subject to certain limitations. We used the revolving loans available under this arrangement to satisfy all of the outstanding obligations under the previous line of credit arrangement which expired in the end of May. Borrowings under the new line of credit bear interest, which is payable monthly, at LIBOR plus 4.5% per annum, are secured by all of our assets, the letter of credit of $0.8 million from the entity related to our main shareholder and are guaranteed by ICTS USA, Inc. The new line of credit requires the Company to maintain certain financial covenants, including a minimum interest coverage ratio and EBITDA level. The New Line of Credit expires in May 2013.

     In connection with the New Line of Credit, we paid a commitment fee to the new lender equivalent to 1% of the capital committed to the arrangement and a success fee over the term of the arrangement of $0.3 million.

     Convertible Notes Payable to Related Party

     In April 2008, we entered into a new arrangement with an entity related to our main shareholder, which replaced all previous arrangements between us, to provide us with up to $6.7 million in revolving loans through November 2010. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is payable at maturity, at LIBOR plus 1.5% per annum. The arrangement is secured by a 26% interest in one of our subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into our common stock at a price of $2.75 per share.

     In April 2009, we entered into a new arrangement with an entity related to our main shareholder, which replaced all previous arrangements between us, to provide us with up to $7.3 million in revolving loans through November 2011. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the prime rate charged by our European commercial bank on March 31, 2010. The arrangement is secured by a 26% interest in one of our subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into our common stock at a price of $2.10 per share.

     In September 2009, we entered into a new arrangement with an entity related to our main shareholder, which replaced all previous arrangements between us, to provide us with up to $10.0 million in revolving loans through November 2011. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the prime rate charged by our European commercial bank on March 31, 2010. The arrangement is secured by a 26% interest in one of our subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into our common stock at a price of $2.10 per share.

     In May 2010, we entered into a new arrangement with an entity related to our main shareholder, which replaced all previous arrangements between us, to provide us with up to $12.0 million in revolving loans through November 2012. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the prime rate charged by our European commercial bank. The arrangement is secured by a 26% interest in one of our subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into our common stock at a price of $2.10 per share.

     In September 2010, we entered into a new arrangement with an entity related to our main shareholder, which replaced all previous arrangements between us, to provide us with up to $14.0 million in revolving loans through November 2012. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the prime rate charged by our European commercial bank. The arrangement is secured by a 26% interest in one of our subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into our common stock at a price of $2.10 per share.

     Research and Development Costs

     Research and development costs are expensed as incurred and consist primarily of payroll and related costs related to development of identity security software. Research and development costs are $1.7 million, $1.0 million and $0.3 million during the years ended December 31, 2010, 2009 and 2008, respectively.

     Trend Information

     Labor market conditions may require the Company to increase its prices. Cost of labor is the main variable in determining any cost increases. The Company is affected by the worldwide economic slowdown, which affects the aviation industry. As the Company is a service provider to this industry, it affects the results of the Company.

     Off-Balance Sheet Arrangements

     The Company is a party to a consulting arrangement with a former employee, an employment agreement and various operating lease arrangements. In addition, the Company has no unconsolidated special purpose entities.

     The following table summarizes ICTS’s future contractual obligations as of December 31, 2010:

Contractual Obligations	Payments due by Period (U.S. Dollars in thousands)
	Total	Less than 1 year	1-3 years	4-5 years	more than 5 years
Line of credit (1)	$6,663	$6,663	$-	$-	$-
Convertible notes payable - related party (including interest)	14,810	-	14,810	-	-
Operating lease obligations	1,845	802	1,039	4	-
Consulting and employment contracts	942	510	432	-	-
Liability to Department of Labor	1,355	167	908	280	-
Future interest and fees on line of credit and convertible notes payable-related party (2)	3,572	1,636	1,936	-	-
Other	104	69	35	-	-

	$29,291	$9,847	$19,160	$284	$-

(1)	Borrowings under the line of credit were repaid in May 2011 and replaced by a line of credit with a new financial institution.

(2)	Interest and fees are estimated based on future interest rates expected to be applicable.

     The following table summarizes the Company’s other future commercial obligations as of December 31, 2010:

Contractual Obligations	Payments due by Period (U.S. Dollars in thousands)
	Total	Less than 1 year	1-3 years	4-5 years	more than 5 years
Letters of credit	$222	$222	$-	$-	$-

Item 6. Directors, Senior Management and Employees

     The following table lists the directors and executive officers of ICTS:

	Age	Position
Menachem Atzmon	67	Chairman of the Supervisory Board

David W. Sass	75	Member of the Supervisory Board

Gail F. Lieberman	67	Member of the Supervisory Board, Member of
		the Audit Committee

Elie Housman	74	Member of the Supervisory Board, Chairman
		of the Compensation Committee

Gordon Hausmann	65	Member of the Supervisory Board, Member of
		the Compensation Committee and Member of the Audit
		Committee

Philip M. Getter	74	Member of the Supervisory Board, Chairman
		of the Audit Committee

Ran Langer	65	Managing Director

Raanan Nir	62	Managing Director

Alon Raich	35	Chief Financial Officer

     Menachem J. Atzmon is a CPA (Isr). Since 1996 Mr. Atzmon has been the managing director of Albermale Investment Ltd., an investment company. Since January 1998 he has served as the chairman of the management board of Seehafen Rostock, Umschlagsgesellschaft mbH and its Holding Company. Mr. Atzmon acts as a member of the board of Capital Points, Ltd. a listed Company on the Tel Aviv Stock Exchange in Israel. He has been a member of the Supervisory Board of ICTS since 1999. Since July 2010 chairman of the Board of Arrow Ecology & Engineering Overseas (1999) Ltd, an advance recycling company.

     David W. Sass for the past 50 years has been a practicing attorney in New York City and is currently a senior partner in the law firm of McLaughlin & Stern, LLP. He has been a director of ICTS since 2002. Mr. Sass is a director of Inksure Technologies, Inc., a company which develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products and to meet the growing demand for protection from counterfeiting and diversion. He is also a director of several privately held corporations. He is a director of the Temple University Law Foundation and an Honorary Trustee of Ithaca College.

     Gail F. Lieberman, age 67, is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. She has been a Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Dara Biosciences (NASDAQ: DARA) where she has served on the board since April 2009 and FTEN, a private financial services technology company and for three public companies in the healthcare and aerospace sectors: I-Trax Inc. (Amex: DMX); TriPath Imaging Inc. (NASDAQ: TPTH); and Breeze-Eastern Corporation (Amex: BZC). Ms. Lieberman has also served as the Audit Committee Chair for I-Trax, Inc. and Breeze-Eastern Corporation. In addition, she sits on several advisory boards and non-profit boards including NY Report, Fit4D and Urban Glass. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

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

     Philip M. Getter is currently the managing member of GEMPH Development LLC. From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was most recently head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. He has more than thirty years of corporate finance experience. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and then Senior Partner of Devon Securities, an international investment banking boutique from 1969 to 1975. From 1975 to 1984 he was President/CEO of Generics Corporation of America, one of the largest generic drug manufacturers in the United States. As Chairman and CEO of Wolins Pharmaceutical (1977 to 1984) he led the reorganization and restructuring one of the oldest and largest direct to the profession distributors of pharmaceuticals. Mr. Getter was Chairman of Inksure Technologies, Inc. and a director from 2003 thru 2009. He has been a member of the League of American Theatres and Producers/The Broadway League, Chairman of the Executive Committee of The Kurt Weill Foundation for Music, and the Advisory Committee of the American Theatre Wing, the TONY (awards) Administration and Rules Committees and has produced for Broadway, television and film. From 1999 was director of EVCI Career Colleges and is director of TCI College of Technology.

     Ran Langer joined ICTS in 1988 through 1998 as General Manager of the German subsidiaries of ICTS. From 1998 to the present, he serves as General Manager of Seehafen Rostock Umschlagsgesellschaft mbH, the operator of the Seaport in Rostock, Germany. Mr. Langer became a Managing Director of ICTS in September 2004.

     Raanan Nir, since 2002, has been managing director of his own company, Red Flag, B.V., which is a trust company established in The Netherlands, providing financial and general management services. From 1998 to 2000 he was CFO of ICTS International, N.V. Mr. Nir became a Managing Director of ICTS in January 2009. Mr. Nir is a Graduate (B.Sc) of the Hebrew University of Jerusalem in Agricultural Economics and M.A. (Doctoraal) in Economics of the University of Amsterdam.

     Alon Raich is a CPA (Isr), joined ICTS in September 2005 as Financial Controller and became Chief Financial Officer (CFO) of the Company in 2008. From 2001 to 2005 he worked in the accounting firm, Kesselman & Kesselman, PriceWaterhouseCoopers (PwC). Mr. Raich is currently on the Board of Inksure Technologies Inc. (“Inksure”), serving as the Chairman of the Audit Committee. Mr. Raich holds a BA degree in economics and accounting and an MA degree in law from Bar-Ilan University, Israel.

Summary Compensation Table

The following table sets forth compensation earned by the executive officers and the highest paid executive during 2010 (U.S. Dollars in thousands):

Name and Principal Position	Year	Salary $	Bonus	All Other Compensations $	Non-equity Incentive Plan Compensation $	Nonqualified Deferred Compensation Earnings $	Number of Option Awards	Number of Stock Awards	Total $

Avraham Dan	2010	180		-	-	-	-	-	180
Managing	2009	180		-	-	-	-	-	180
Director	2008	180	68		-	-	-	-	248

Ran Langer	2010	-		-	-	-	-	-	-
Managing	2009	-		-	-	-	-	-	-
Director	2008	-		-	-	-	-	-	-

Raanan Nir	2010	-		48	-	-	-	-	48
Managing	2009	-		50	-	-	-	-	50
Director	2008	-		-	-	-	-	-	-

Doron Zicher	2010	289	338	31	-	-	-	-	658
Managing	2009	284	336	36	-	-	-	-	656
Director of	2008	294	321	36	-	-	-	-	651
Subsidiary

     Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $10and a fee for each Board or committee meeting attended of $1 The Chairman of the Audit Committee receives an additional $20 per year. As of December 31, 2010, no director’s fees have been paid for the past two years.

     Mr. Dan served as the Company’s Managing Director during the years 2004- 2010. Since January 1, 2011 Mr. Dan is currently employed by the Company as a consultant under a three year employment agreement, at a monthly compensation of $18.

     Mr. Langer has been employed as Managing Director since 2004 without compensation.

     Mr. Nir has been employed as a Managing Director since 2008 at an annual cost of $48 and $50 for during the years 2010 and 2009, respectively.

     Mr. Doron Zicher has been employed as a General Manager of the Company’s European subsidiaries under a five year employment agreement commencing January 1, 2005. Mr. Zicher’s employment agreement was extended effective January 1, 2010 for a period of two years at a monthly compensation of 17,000 Euros. Mr. Zicher is also entitled to benefits and a bonus in the amount of 5% of net income of two of the Company’s European subsidiaries and 2.5% of adjusted net income, as defined, of all other subsidiaries involved in the aviation security business with exception of the Company’s subsidiaries in the United States. In addition, Mr. Zicher is entitled to receive a bonus, net of sale expenses, of 8% of the sale proceeds in the event the Company’s I-SEC subsidiary is sold.

     The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2010.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
	(in thousands)
Directors as a group (6 persons)	$110	$-
All officers as a group (8 persons)	$1,411	$43

     Background and Compensation Philosophy

     Our Compensation Committee consists of Elie Housman, Chairman and Gordon Hausmann, all independent directors. The Compensation Committee and, prior to its establishment our Supervisory Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, the level of compensation paid to similarly situated executives in comparably sized companies, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the supervisory board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

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

     The members of the Supervisory Board as of December 31, 2010 and the initial year they joined the Board are as follows: Menachem Atzmon (1999), Elie Housman (2002), Gordon Hausmann (2005), David W. Sass (2002), Gail F. Lieberman (2010) and Philip M. Getter (2003).

     The Audit Committee consists of Philip M. Getter, Chairman, Gail F. Lieberman and Gordon Hausmann, all of whom are independent. Mr. Getter and Ms. Lieberman have financial expertise. The audit committee evaluates ICTS’s accounting policies and practices and financial reporting and internal control structures, selects independent auditors to audit the Company’s financial statements and confers with the auditors and the officers. The Audit Committee has an Operating Charter as well.

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

     The Articles of Association of ICTS require at least one member of both the Management Board and the Supervisory Board, but do not specify a maximum number of members for such boards. The general meeting of shareholders determines the exact number of members of both the Management Board and the Supervisory Board. Under the laws of the Netherlands and the Articles of Association, each member of the Supervisory Board and Management Board holds office until such member’s resignation, death or removal, with or without cause, by the shareholders.

     Employees

     As of December 31, 2010, we have 3,710 employees, of which 1,385 employees are located in Europe and 2,325 are located in the United States.

     Share Ownership

     See tables under Item 7: “Major Shareholders” and “Related Party Transactions” below.

     Options to Purchase Securities

     The Management Board and the Supervisory Board on November 30, 2004 have approved and the shareholders have adopted on February 12, 2005, the 2005 Equity Incentive Plan, (the “Plan”).

     The Plan provides a means whereby employees, officers, directors, and certain consultants and independent contractors of the Company (“Qualified Grantees”) may acquire the Common Shares of the Company pursuant to grants of (i) Incentive Stock Options (“ISO”), (ii) non-qualified stock options (the NQSO) and (iii) restricted stock. A summary of the significant provisions of the Plan is set forth below. The following description of the Plan is qualified in its entirety by reference to the Plan itself.

     The purpose of the Plan is to further the long-term stability, continuing growth and financial success of the Company by attracting and retaining key employees, directors and selected advisors through the use of stock incentives, while stimulating the efforts of these individuals upon whose judgment and interest the Company is and will be largely dependent for the successful conduct of its business. The Company believes that the Plan will strengthen these persons’ desire to remain with the Company and will further the identification of those persons’ interests with those of the Company’s shareholders.

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

     The Compensation Committee, in November 2004, recommended, and the Supervisory Board and the Management Board have approved, the granting of the following options under the 2005 Equity Incentive Plan as follows:

     1. Menachem Atzmon (Chairman of the Board) - 550,000 options of which 250,000 shall be immediately vested and 300,000 options to be vested equally over the next three years. With respect to the Options for 200,000 shares they are granted in lieu of a current salary for Mr. Atzmon. Options were exercisable at $1.35 per share representing the fair market value on the date of grant. These options have been exercised during 2009.

     2. Doron Zicher (Key Employee) - 45,000 options to be vested equally over the next three years. Options were exercisable at $1.35 per share representing the fair market value on the date of grant. These options have been exercised during 2009.

     3. Ran Langer (Managing Director) - 65,000 options to be vested equally in the next three years. Options were exercisable at $1.35 per share representing the fair market value on the date of grant. These options have been exercised during 2009.

     4. Avraham Dan (Former Managing Director) - 55,000 options to be vested equally in the next three years. Options were exercisable at $1.35 per share representing the fair market value on the date. These options have been exercised during 2009.

     5. Directors - 30,000 options were granted to each of the Directors, at that time, namely, Elie Housman, Philip Getter (exercised), M. Albert Nissim (exercised) and David W. Sass (exercised). The Options shall be immediately vested as to 10,000 shares and shall vest 10,000 shares on each anniversary in the event such person is a Director of the Company at that time. The options were exercisable at $1.35 per share representing the fair market value on the date of grant.

     6. Committee Chairmen - The Chairman of the Audit Committee and the Chairman of the Compensation Committee were granted 30,000 additional Options. The Options shall be immediately vested as to 10,000 shares and shall vest 10,000 shares on each anniversary in the event such person is a Director of the Company at that time. The options were exercisable at $1.35 per share representing the fair market value on the date of grant. Philip Getter, Chairman of the Audit Committee exercised his options during 2009.

     Options granted in 2004 that were not exercised, expired in November 2009.

     The Compensation Committee, in October 16, 2006, recommended, and the Supervisory Board and the Management Board have approved, the granting of the following options under the 1999 and the 2005 Equity Incentive Plans as follows:

     1. Menachem Atzmon (Chairman of the Board) - 350,000 options of which 250,000 shall be immediately vested and 100,000 options to be vested equally over three years. Options were exercisable at $1.00 per share representing the fair market value on the date of grant. These options have been exercised during 2009.

     2. Doron Zicher (Key Employee) - 55,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

     3. Ran Langer (Managing Director) - 45,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

     4. Avraham Dan (Former Managing Director) - 45,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

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

     9. Eytan Barak (Director) - 30,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant. These options expired during March 2011.

     10. Richard Sporn (Key Employee) - 15,000 options to be vested equally over three years. Options were exercisable at $1.00 per share representing the fair market value on the date of grant. These options have been exercised.

     11. Alon Raich (Key Employee) - 15,000 options to be vested equally over three years. Options are exercisable at $1.00 per share representing the fair market value on the date of grant.

     Options granted in 2006 will expire in October 2011.

     On December 17, 2008 shareholders adopted the 2008 Employee, Director and Commitment Stock Option Plan (the “Plan”). The Plan provides a means whereby employees, officers, directors, and certain consultants and independent contractors of the Company (“Qualified Grantees”) may acquire the Common Shares of the Company pursuant to grants of (i) Incentive Stock Options (“ISO”) and (ii) “non-qualified stock options”. A summary of the significant provisions of the Plan is set forth below. The following description of the Plan is qualified in its entirety by reference to the Plan itself.

     The purpose of the Plan is to further the long-term stability, continuing growth and financial success of the Company by attracting and retaining key employees, directors and selected advisors through the use of stock incentives, while stimulating the efforts of these individuals upon whose judgment and interest the Company is and will be largely dependent for the successful conduct of its business. The Company believes that the Plan will strengthen these individuals’ desire to remain with the Company and will further the identification of their interests with those of the Company’s shareholders.

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

     A summary of the Options granted is as follows:

     As of December 31, 2010, there were outstanding options to purchase 332,000 shares of common stock. Options were granted to directors, executive officers and employees of the Company at exercise price of $1.00 per share under the plans. All these options are vested as of December 31, 2010. Options available for grant under the plans are 2,279,502. The plans expire by its terms up to 2018.

     All current executive officers (Managing Directors) (2 persons) as a group: 45,000 Options.

     All current directors (6 persons) as a group: 130,000 Options.

     All non-executive officers and other (6 persons) as a group: 157,000 Options.

     U.S. Federal Income Tax Consequences

     The rules governing the U.S. federal tax treatment of stock options, restricted stock and shares acquired upon the exercise of stock options are quite technical. Therefore, the description of U.S. federal income tax consequences set forth below is necessarily general in nature and does not purport to be complete. Moreover, the statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. In particular, the “American Jobs Creation Act of 2004” imposed new rules concerning the taxation of various deferred compensation arrangements. It is not clear whether, and to what extent, these new rules apply to awards under the Plan. Although the Company does not believe that awards under the Plan are affected by the new rules, there can be no assurance to that effect until adequate guidance is forthcoming from the U.S. Treasury Department. Finally, the tax consequences under applicable state, local and foreign income tax laws may not be the same as under the U.S. federal income tax laws.

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

     If shares acquired upon exercise of ISOs are disposed of prior to the expiration of the above time periods, the participant will recognize ordinary income in the year in which the disqualifying disposition occurs, the amount of which will generally be the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the option price, or (ii) the gain recognized on such disposition. Such amount will ordinarily be deductible for federal income tax purposes by the Company or subsidiary for which the participant performs services (“service recipient”) in the same year, provided that the amount constitutes reasonable compensation for services that would result in a deduction for U.S. federal income tax purposes and that certain federal income tax withholding requirements are satisfied. In addition, the excess, if any, of the amount realized on a disqualifying disposition over the market value of the shares on the date of exercise will be treated as capital gain.

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

     Restricted Stock

     A participant granted shares of restricted stock under the Plan is not required to include the value of such shares in ordinary income until the first time such participant’s rights in the shares are transferable or are not subject to substantial risk of forfeiture, whichever occurs earlier, unless such participant timely files an election under Section 83(b) of the Internal Revenue Code to be taxed on the receipt of the shares. In either case, the amount of such income will be equal to the excess of the fair market value of the stock at the time the income is recognized over the amount (if any) paid for the stock. The service recipient will ordinarily be entitled to a deduction, in the amount of the ordinary income recognized by the participant, for the service recipient’s taxable year in which the participant recognizes such income, provided that the amount constitutes reasonable compensation for services that would result in a deduction for U.S. federal income tax purposes and that certain federal income tax withholding requirements are satisfied.

Item 7. Major Shareholders and Related Party Transactions

     Major Shareholders

     The following table sets forth certain information regarding ownership of the Company’s Common Shares as of June 15, 2011 (including options exercisable within 60 days from that date) with respect to:

     (1) Each person who is known by the Company to own beneficially more than 5% of the Company’s outstanding Common Shares.

     (2) Each director or officer who holds more than 1% of the Common shares.

     (3) All directors and officers as a group. None of the directors or officers, excluding Mr. Menachem Atzmon, owns 1% or more of ICTS outstanding share capital.

Name Shareholders Holding Five Percent or More	Amount Beneficially Owned (a)	Common Shares Outstanding (b)

Atzmon Family Trust (c)	4,847,226	60.5%

Nicholas P. Monteban, Xalladio Holding B.V. and Galladio Capital Management B.V.	665,000	8.3%

Amos Megides	1,025,692	12.8%

All officers and directors as a group including the Atzmon Family Trust (10 persons)	5,188,798	62.8%

     (a) The amounts include common shares owned by each of the above, directly or indirectly and options immediately exercisable or exercisable within 60 days from June 15, 2011.

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

     (c) 1. The Atzmon Family Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust own Aragata Holdings Co., Limited., which holds approximately 60.5% of the issued and outstanding Common Shares on behalf of the Trust. Mr. Atzmon disclaims any beneficial interest in the Atzmon Family Trust. Aragata Holdings Co., Limited and the Atzmon Family Trust may be able to appoint all the directors of ICTS and control the affairs of ICTS.

           2. As of June 30, 2011 the Company received loans from related party in total amount of $16.4 million and accrued interest of $2.4 million. The loan is convertible to the Company’s common stock at a rate of $2.10 per share. The calculation above does not take into consideration the conversion of those loans.

     Review, Approval or Ratification of Transactions with Related Persons

     All ongoing and future transactions between us and any of our officers and directors and their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by the Audit Committee (whose members are “independent” directors) and by a majority of our disinterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested (“independent”) directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. We will not enter into a business combination or invest alongside any of our directors, officers, any affiliate of ours or of any of our directors or officers or a portfolio company of any affiliate of our directors or officers.

     Related Party Transactions

     The Company had an outstanding guarantee with respect to certain related party debt obligations of $2.5 million, which were fully reserved. In 2007, the Company was released from $0.7 million of the guarantee. In 2008, the Company paid $1.4 million to settle certain outstanding obligations under the guarantee and was released from its remaining guarantee of $0.4 million. We recognized other income related to the recovery of its guarantee of $421 during the year ended December 31, 2008.

     Entities related to two of the Company’s board members provide legal services to us. Legal expense related to these services were $0.1 million for each one of the years ended December 31, 2010, 2009 and 2008. Included in accounts payable on the accompanying consolidated balance sheet are $0.1 million due for these services as of December 31, 2010 and 2009.

     The Company engaged the services an entity owned by a related party as a subcontractor for one of its subsidiaries. The Company incurred expenses of $0, $0 and $0.2 million for such services for the years ended December 31, 2010, 2009 and 2008 respectively.

     In January 2009, the Company engaged the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $0.1 million for such services for each of the years ended December 31, 2010 and 2009, respectively.

     In June 2009, a European bank, issued a performance guarantee in the amount of €1.2 million ($1.6 million) to one of our customers to secure our performance under the service contract between the parties. The performance guarantee extends for the period June 24, 2009 through April 16, 2013. To secure the European bank’s guarantee, an entity related to the Company’s main shareholder provided a guarantee to the European bank for the same amount.

     In July 2009, we entered into a settlement arrangement with the former landlord of our entertainment segment to resolve all disputes between us related to unpaid rent obligations for $2.6 million. The Company’s obligation under the settlement arrangement was secured by a $2.6 million irrevocable standby letter of credit issued to the former landlord by an entity related to the Company’s main shareholder. As of December 31,2010, the liability was paid in full.

     In July 2009, we issued 300,000 shares of fully vested, non-forfeitable common stock to an entity related to the Company’s main shareholder as consideration for guaranteeing certain of our obligations. We recognized the fair value of the shares on the date of issuance of $0.6 million in selling, general and administrative expenses in the accompanying statements of operations and comprehensive income (loss).

     In January 2010, the Company engaged the services of an entity owned by a related party to provide it with certain selling services to its technology segment. The Company incurred expenses of $0.1 million for such services for the year ended December 31, 2010. The original contract was a period of one year but was renewed until December 31, 2011.

     In June 2010, an entity related to the Company’s main shareholder provided a letter of credit of $0.6 million to a commercial bank to guarantee an extension of a borrowing arrangement on behalf of one of the subsidiaries in the group. In September 2010, the letter of credit was increased to $0.8 million.

     The Company has an arrangement with an entity related to its main shareholder to provide it with revolving loans. See liquidity and capital resources section for further information on this arrangement.

     The Company has an ownership interest in Inksure Technologies, Inc. (“Inksure”) of 23.9% and 27.4% as of December 31, 2010 and 2009, respectively. The Company’s chief financial officer serves as a non-employee director of Inksure. In addition, one of the members of the Company’s Board of Directors also serves as a non-employee director of Inksure. In March 2010, the Company purchased 5,400,000 shares of Inksure’s common stock for $0.7 million pursuant to a private placement of Inksure Technologies, Inc. securities, which decreased its ownership percentage in Inksure from 27.4% to 23.9%.

Item 8. Financial Information

     The Consolidated Financial Statements and Financial Statement Schedule are included herein on pages F-1 through F-36.

     Legal Proceedings

     United States Transportation Security Administration

     In February 2002, the Company was awarded a security services contract (the “TSA Contract”) by the TSA to continue to provide security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport-by-airport basis to the TSA or November 2002. In accordance with the terms of the TSA Contract, the United States Federal government provided the Company with a non-interest bearing advance payment of approximately $26.0 million, which was payable to the TSA in monthly installments of approximately $1.3 million commencing in April 2002. Through December 31, 2009, the Company has repaid $11.7 million of the advance. As of December 31 2009, the amount due from the TSA with respect to services provided under the TSA contract was $17.3 million. The Company has reflected the amount due from the TSA of $3.0 million, net of the remaining unpaid advance, as a receivable from TSA on the accompanying consolidated balance sheets as of December 31, 2010 and 2009.

     In December 2010 the parties have reached a settlement with the TSA. According to the agreement, all parties were released from any mutual claims. The receivable of $3.0 million as presented in December 31, 2009 was eliminated and recorded as other expenses in the accompanying statements of operations.

     United States Department of Labor

     During 2003, the DOL finalized its audit of the pay rates used to compensate employees for services rendered pursuant to the TSA Contract. The DOL concluded that in certain instances, employees had not been paid the correct base rate, fringe benefits, vacation and holiday pay resulting in a penalty of $7.1 million. In 2007, the Company reached a settlement with the DOL with respect to this claim and agreed to pay them $3.0 million. The settlement requires the first $3.0 million of any settlement with the TSA to be remitted to the DOL and prohibits the DOL from pursuing any collection activity on its receivable until the TSA matter is resolved. As of December 31, 2009, a liability to the DOL of $3.0 million is reflected on the accompanying consolidated balance sheets.

     On December 2010, the parties have reached a settlement agreement with respect to the $3.0 million Consent Finding. The settlement agreements provide for the Company to pay a total amount of $1.5 million, payable $100 on January 1, 2011 and eight semi annual payments of $0.2 million plus semiannual interest of $4. The failure of the Company to make the payments will restore the $3.0 million consent finding. If in the future, the Department of Labor will make any actual payments to employees regarding the settlement amount, the Company will be responsible for FICA taxes.

     September 11, 2001 Terrorist Attacks

     The Company and Huntleigh USA Corp. (“Huntleigh”) were named as defendants in many of the actions that were commenced as a result of the September 11, 2001 terrorist attacks on the World Trade Center. These actions were all pending in the United States District Court for the Southern District of New York. Most of the cases sought damages for wrongful death and personal injury, but a number of the cases claimed damages for property loss.

     The claims against Huntleigh were primarily based on its airport security service for United Flight 175 out of Logan Airport in Boston, Massachusetts. The Company is named as a defendant because the plaintiffs claim that Huntleigh is a subsidiary of the Company (the Company owns 100% of ICTS USA, Inc., and that company owns 100% of Huntleigh), and that the Company is responsible for any alleged wrongdoing of Huntleigh that contributed to the success of terrorist attacks.

     All of the wrongful death/personal injury cases have been dismissed or settled at no cost to the Company, because the payments were covered by the Company’s insurance. The settlements were approved by the Court, but because of disputes with respect to the estate of one decedent, that matter currently is under appeal in the Second Circuit Court of Appeals.

     In addition, the Company entered into an Agreement and Mutual Release of Claims, at no cost to the Company because the payments were covered by its insurance, that is intended to resolve all property damage and insurance subrogation claims pending against the Company, except for two remaining property damage actions. The Company has made a motion for summary judgment which seeks dismissal of those two actions. As of the date of this filing, the motion has not been fully briefed by the parties, and has not been submitted to the court.

     The Company maintained an aviation insurance policy and the Company and Huntleigh have asserted that, by federal statute, they may not be held liable for any amount in excess of their applicable insurance.

     Management is unable to determine the likelihood of an unfavorable outcome or estimate a range of loss with respect to the remaining open claims against the Company. Accordingly, no provision has been included in the accompanying consolidated balance sheets related to this matter.

     United States Government

     The Company had commenced an action against the United States Government with respect to its Fifth Amendment rights relating to the taking of its business. In December 2004, the Unites States Government’s motion to dismiss the case was denied. A motion for reconsideration was also filed by the defendant and denied. The trial for this action was held and in March 2007, the court ruled against the Company’s action. The Company appealed the decision and in May 2008, the Unites States Court of Appeals for the Federal Circuit affirmed the lower court’s ruling. On December 1, 2008, the Company appealed the case to the United States Supreme Court, which refused to hear it.

     Audiovisual-Washington, Inc

     In September 2005, Avitecture, Inc. (a/k/a Audiovisual-Washington, Inc.) (“Avitecture”) filed a Demand for Arbitration and Mediation against one of the Company’s subsidiaries in the United States with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that the subsidiary owes Avitecture $0.2 million for audio, video and control systems. The case was decided against the Company’s subsidiary in an arbitration proceeding, which resulted in an award to Avitecture of $200. The arbitrator’s decision was affirmed by the Superior Court of New Jersey in May 2007 and the Appellate Court in February 2008. As of December 31, 2008, the Company had $0.2 million in accrued expenses and other current liabilities from discontinued operations related to the judgment against it. In 2009, as a result of our entertainment segment being liquidated, the $200 previously accrued by the Company was written off and recognized in income from discontinued operations.

     Turner Construction Company

     In November 2005, Turner Construction Company (“Turner”) filed a Demand for Arbitration and Mediation against one of the Company’s subsidiaries in the United States with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that pursuant to a written agreement dated in October 2003, the subsidiary owes Turner $0.9 million for work and/or services performed. In an arbitration proceeding, the arbitrator awarded Turner $1.0 million, plus interest. This award was affirmed on appeal. As of December 31, 2008, the Company had $1.0 million in accrued expenses and other current liabilities from discontinued operations related to the judgment against it. In 2009, as a result of our entertainment segment being liquidated, the $1.0 million previously accrued by the Company was written off and recognized in income from discontinued operations.

     Landlord Claims

     Two of the Company’s subsidiaries have been sued by their former landlord (which is the same entity for both properties) alleging breach of their respective leases. The former landlord was seeking unpaid rent for the entire terms of the leases for $2.6 million in Atlantic City, New Jersey and $3.7 million in Baltimore, Maryland, plus legal fees. In July 2009, the Company entered into a settlement arrangement with the former landlord to resolve all disputes between the parties related to the unpaid rent obligations and agreed to pay $2.6 million to the former landlord in four equal installments during 2009 and 2010.

     General

     The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination, and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Item 9. The Offer and Listing

     Our shares of common stock are currently traded on the Bulletin Board OTC under the symbol ICTSF.OB.

     The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2006	$2.54	$0.10
2007	$2.79	$1.40
2008	$2.30	$1.70
2009	$2.55	$1.50
2010	$2.80	$1.25

     The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2010	High	Low
First Quarter	$2.80	$2.15
Second Quarter	$2.35	$1.85
Third Quarter	$2.30	$1.75
Fourth Quarter	$1.85	$1.25

2009	High	Low
First quarter	$2.25	$1.50
Second quarter	$2.55	$1.50
Third Quarter	$2.25	$1.80
Fourth Quarter	$2.25	$1.82

2008	High	Low
First quarter	$2.20	$1.80
Second quarter	$2.20	$2.00
Third Quarter	$2.30	$1.92
Fourth Quarter	$2.20	$1.70

Item 10. Additional Information

     Articles of Association

     Introduction

     The material provisions of the Company’s Articles of Association are summarized below. Such summaries do not purport to be complete statements of these provisions and are qualified in their entirety by reference to such exhibit. The Company was established by the Department of Justice at Amstelveen, Netherlands on October 9, 1992. The objectives of the Company are generally to manage and finance businesses, extend loans and invest capital as described in greater detail in Article 2 of the Company’s Articles of Association.

     Shares

     Our authorized share capital is currently divided into 17,000,000 common shares, par value 0.45 Euro per common share. The common shares may be in bearer or registered form. As of December 31, 2010, 8,009,185 shares were issued and outstanding.

     Dividends

     The Supervisory Board, may decide that all or part of the Company’s profits should be retained and not be made available for distribution to shareholders. Those profits that are not retained shall be distributed to holders of common shares, provided that the distribution does not reduce shareholders’ equity below the issued share capital increased by the amount of reserves required by Netherlands law. Dividends on common shares may be paid out of annual profits shown in the Company’s annual accounts, which must be adopted by the general meeting. At its discretion, subject to statutory provisions, the Management Board may, with the prior approval of the Supervisory Board, distribute one or more interim dividends on the common shares before the annual accounts have been adopted by the Company’s general meeting. Existing reserves that are distributable in accordance with Netherlands law may be made available for distribution upon proposal by the Management Board, subject to prior approval by the Supervisory Board. With respect to cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made payable.

     Supervisory Board

     Members of our Supervisory Board are appointed by the general meeting. Members of the Supervisory Board are appointed for an indefinite period of time.

     General Meeting of Shareholders

     Our general meeting of shareholders will be held at least once a year, not later than six months after the end of the fiscal year. Notices convening a general meeting will be mailed to holders of registered shares at least 15 days before the general meeting and will be published in national newspapers in the Netherlands and abroad in countries where the Company’s bearer shares are admitted for official quotation. In order to attend, address and vote at the general meeting of shareholders, the holders of the Company’s registered shares must notify it in writing of their intention to attend the meeting and holders of the Company’s bearer shares must direct the depository to their bearer shares, each as specified in the published notice. However, shareholders and other persons entitled to attend the general meetings of shareholders may be represented by proxies with written authority.

     Other general meetings of shareholders may be held as often as deemed necessary by the Supervisory Board or the Management Board and must be held if one or more shareholders or other persons entitled to attend the general meeting of shareholders jointly representing at least 10% of the Company’s issued share capital make a written request to the Supervisory Board or the Management Board that a meeting must be held and specifying in detail the business to be dealt with at such meeting. Resolutions are adopted at general meetings of shareholders by a majority of the votes cast, except where a different proportion of votes are required by the Articles of Association or Netherlands law, in a meeting in which holders of at least fifty percent (50%) of the outstanding common shares are represented. Each share carries one vote.

     Amendment of Articles of Association and Winding Up

     A resolution presented to the general meeting amending the Company’s Articles of Association or winding up the Company may only be taken after a proposal made by the Management Board. A resolution to dissolve the Company must be approved by at least a two-third majority of the votes cast, in a meeting in which holders of at least fifty percent (50%) of the outstanding common shares are represented.

     Adoption of Annual Accounts

     Our annual Netherlands statutory accounts, together with a certificate of its auditors, will be submitted to the general meeting of shareholders for adoption. Contrary to what is provided in the Company’s Articles of Association, approval of the annual accounts by the shareholders does not discharges the Management Board and the Supervisory Board from liability for the performance of their respective duties for the past financial year. In order to discharge the Supervisory Board and Management Board and their members from liability a separate resolution thereto needs to be adopted by the general meeting of shareholders (which resolution can be adopted in the same meeting in which the annual accounts will be adopted). Under Netherlands law, this discharge is not absolute and will not be effective with respect to matters which are not disclosed to the shareholders.

     Liquidation Rights

     In the event of the Company’s dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be divided proportionately among the holders of the common shares.

     Issues of new shares and pre-emptive rights

     The authority to issue shares is vested in the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the shareholders to another corporate body for a period not exceeding five years. The issuance of the common shares is generally subject to shareholder pre-emptive rights, except to the extent that such pre-emptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or by the corporate body designated to do so by the general meeting of shareholders. Such a designation may only take place if such corporate body has also been designated to issue shares. In this regard, the general meeting of shareholders has authorized our Supervisory Board to issue any authorized and unissued shares at any time up to five years from December 17, 2008, the date of such authorization, and has authorized the Supervisory Board to exclude or limit shareholder pre-emptive rights with respect to any issuance of common shares prior to such date. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of directors of a surviving company may resolve to legally merge the company).

     Repurchase and Cancellation of Shares

     We may repurchase our common shares, subject to compliance with the requirements of certain laws of the Netherlands (and provided the aggregate nominal value of the Company’s common shares acquired by it at any one time amounts to no more than one-tenth of its issued share capital). Common shares owned by the Company may not be voted or counted for quorum purposes. Any such purchases are subject to the authorization of the general meeting of shareholders. Such authorization is not effective for more than 18 months. The Company may resell shares it purchases. Upon a proposal of the Supervisory Board, the Company’s general meeting shall have the power to decide to cancel shares acquired by the Company or to reduce the nominal value of the common shares. Any such proposal is subject to general requirements of Netherlands law with respect to reduction of share capital.

     Only shares which the Company holds or for which it holds the depository receipts may be cancelled.

     Material contracts

     For material contracts See “Item 8 - Financial Information”.

     Exchange controls

     There are no governmental laws, decrees or regulations in The Netherlands, the Company’s jurisdiction of organization, that restrict the Company’s export or import of capital in any material respect, including, but not limited to, foreign exchange controls.

     There are no limitations imposed by Netherlands law or the Company’s charter documents on the right of non-resident or foreign owners to hold or vote Common Shares.

     Taxation

     United States Federal Income Tax Consequences

     The following discussion summarizes the material anticipated U.S. federal income tax consequences of the acquisition, ownership and disposition of shares by a U.S. Holder (as defined below). This summary deals only with shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors some of which (such as tax-exempt entities, banks, broker-dealers, investors who hold shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. This summary does not deal with the tax consequences for U.S. Holders who own at any time, directly or indirectly, through certain related parties, 10% or more of the voting stock or nominal paid-in capital of the Company. The summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding shares, nor does it purport to furnish information in the same detail or with the attention to an investor’s specific tax circumstances that would be provided by an investor’s own tax adviser. Accordingly, prospective purchasers of shares are advised to consult their own tax advisers with respect to their particular circumstances and with respect to the effects of U.S. federal, state, local, or other laws to which they may be subject.

     As used herein, the term “U.S. Holder” means a beneficial owner of shares that is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

     The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, changes to any of which after the date of this Annual Report on Form 20-F could apply on a retroactive basis and affect the tax consequences described herein.

     Taxation of Dividends

     For U.S. federal income tax purposes, the gross amount of distributions, if any, (including any withholding tax thereon) made by the Company out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be included in the gross income of a direct U.S. Holder as foreign source dividend income on the date of receipt but will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Subject to the discussion below regarding passive foreign investment companies, the Company should be considered to be a “qualified foreign corporation” so that such dividends should be eligible to be taxed as net capital gains (at a maximum U.S. federal rate of 15 percent). Distributions in excess of the earnings and profits of the Company will be treated, for U.S. federal income tax purposes, first as a nontaxable return of capital to the extent of the U.S. Holder’s basis in the shares (thereby increasing the amount of any gain and decreasing the amount of any loss realized on the subsequent disposition of such shares) and then as a gain from the sale or exchange of the shares. The amount of any dividend paid in Euro will be equal to the U.S. dollar value of the Euro on the date of receipt regardless of whether the U.S. Holder converts the payment into U.S. dollars.

     The declaration of dividends will be at the discretion of the Company’s board of directors and will depend upon the Company’s earnings, capital requirements, financial position, general economic conditions, and other pertinent factors. The Company cannot assure you that dividends will be paid in the future.

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

     Depending on the particular circumstances of the U.S. Holder, dividends accrued from shares will generally be classified, for foreign tax credit purposes, as passive income. A U.S. Holder who finds it more advantageous because of such limitations, to claim the Netherlands dividend withholding tax as a deduction instead of a credit may do so, but only for a year for which such Holder does not claim a credit for any foreign taxes. If the U.S. Holder is a U.S. partnership, trust, or estate, any tax credit is available only to the extent that the income derived by such partnership, trust, or estate is subject to U.S. tax on the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be.

     Taxation on Sale or Disposition of Shares

     Subject to the discussion below regarding passive foreign investment companies, U.S. Holders will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis in the shares. In general, a U.S. Holder’s adjusted tax basis in the shares will be equal to the amount paid by the U.S. Holder for such shares. For shares held for one year or less, any such gain or loss will generally be treated as short-term gain or loss and taxed as ordinary gain or loss. If the shares have been held for more than a year, any such gain or loss will generally be treated as long-term capital gain or loss. U.S. Holders are advised to consult a competent tax adviser regarding applicable capital gains tax provisions and sourcing of capital gains and losses for foreign tax credit purposes.

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

     Passive Foreign Investment Company

     Management has determined that the Company has not been a passive foreign investment company (“PFIC”) for United States federal income tax purposes for prior taxable years and believes that the Company will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and thus subject to change. The Company would be a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held shares, either (i) at least 75% of the Company’s gross income for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income. Under a “look-through” rule, a corporation takes into account a pro rata share of the income and the assets of any corporation in which it owns, directly or indirectly, 25% or more of the stock by value. Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. The 50% asset test would apply to the Company based on fair market values.

     If the Company is a PFIC for any taxable year during which a U.S. Holder holds shares, the U.S. Holder will be subject to special tax rules with respect to:

  any “excess distribution” that the U.S. Holder receives on shares, and any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the shares,

unless the U.S. Holder makes a “qualified electing fund” or “mark-to-market” election as discussed below.

     Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the shares will be treated as an excess distribution. Under these special tax rules:

  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares,

  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

     The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if the U.S. Holder holds the shares as capital assets.

     If we were to become a PFIC, a U.S. Holder may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Holder’s share of the Company’s income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the Company, as a PFIC, agrees to furnish the shareholder annually with certain tax information. Management has not decided whether, under such circumstances, the Company would prepare or provide such information.

     Alternatively, if we were to become a PFIC, a U.S. Holder may make a mark-to-market election to elect out of the excess distribution rules discussed above. If a U.S. Holder made a mark-to-market election for the shares, the U.S. Holder would include in income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of the U.S. Holder’s taxable year over the U.S. Holder’s adjusted basis in such shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the shares are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares, as well as to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. A U.S. Holder’s basis in the shares will be adjusted to reflect any such income or loss amounts. Other than net capital gains treatment for dividends, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by the Company.

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

     Corporate Income Taxes

     We are incorporated under the laws of the Netherlands and are therefore subject to the tax laws of the Netherlands. In 2010 the standard corporate income tax rate was 20% on profits up to €0.2 million and 25.5% for the excess. In 2011 the standard corporate income tax rate will be 20% on profits up to €0.2 million and 25% for the excess.

     We and a number of our Dutch resident subsidiary companies form a fiscal unity for Dutch corporate income tax purposes. As a result, Dutch corporate income tax is levied from these entities on a consolidated basis at the level of ICTS.

     For Dutch corporate income tax purposes business affiliates should calculate their profits on an “at arm’s length” basis. In case transactions between such affiliates are made or imposed on conditions (transfer prices) which differ from those conditions which would have been made or imposed between independent entities in the free market, the profits of those entities are determined as if the latter conditions had been agreed.

     Participation Exemption

     Under the Dutch participation exemption regime that is applicable as from 1 January 2010, roughly summarized, when determining whether or not the participation exemption is applicable, it should first be considered with what objective the parent company holds its participation in the subsidiary company.

     If the parent company holds its participation in the subsidiary company as a portfolio investment, the participation exemption is not applicable, unless it is a “qualifying portfolio investment”. This is a subjective test and should be determined on a case by case basis taking into account all of the relevant facts and circumstances.

     The parent company would be considered to hold the participation in the subsidiary company as a portfolio investment, if holding this participation is merely aimed at receiving a return therefrom that could be expected for normal asset management. The parent company would generally not be considered to hold the participation in the subsidiary company as a portfolio investment, if the business carried on by the subsidiary company is in line with the business carried on by the parent company. This should normally also apply to a holding company, which, based on its activities on a managerial, policy-making or financial level, performs a material function for the benefit of the group of companies that it forms part of, or to an intermediate holding company in case this company plays a linking role between the business activities of its parent company and the business activities of its subsidiary companies.

     The subsidiary company would be deemed to be held as a portfolio investment by the parent company if (i) generally the subsidiary company’s assets consist on a consolidated basis for more than 50% of interests of less than 5% in other entities, or (ii) the subsidiary company’s activities consist for more than 50% of group financing activities.

     If the parent company would (be deemed to) hold the participation in the subsidiary company as a portfolio investment, the participation exemption would still be applicable if the investment is a “qualifying portfolio investment”. That would be the case if a “subject-to-tax” test or an “asset test” were met. We will not elaborate on these tests.

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

     In case the participation exemption is not applicable, income derived from a subsidiary company will be taxed in the hands of ICTS against ordinary corporate income tax rates, while a (partial) credit may be allowed for underlying taxes. In certain cases, a yearly revaluation of the participation to its fair market value is required.

     Costs related to the acquisition of qualifying participations are generally added to the cost price of the participation and are as such not deductible. Other expenses relating to participations (e.g. the cost of financing), regardless of whether they are resident in the Netherlands or abroad, are in principle deductible. As of 2007, costs related to the disposal of participations falling within the scope of the participation exemption are also no longer deductible.

     Interest deduction limitations

     As of January 1, 2004, thin capitalization rules were introduced in the Netherlands which include restrictions on the deductibility of interest in the case of companies that are excessively financed by debts. A company is regarded as excessively financed by debts if the average annual debt for tax purposes exceeds three times the average annual equity for tax purposes to the extent that the excess is larger than 0.5 million Euros. As an alternative to applying the fixed 3:1 debt/equity ratio, as a safe harbor, ICTS may from year to year decide to apply the average debt/equity ratio of the “top entity” of the group of companies to which it belongs as its maximum debt/equity ratio based on the statutory commercial (consolidated) accounts of that entity. The amount of non-deductible interest is limited to interest due to affiliated group companies (to the extent that such interest exceeds interest received from affiliated group companies). The thin capitalization regulations are applied at the level of the fiscal unity headed by ICTS on a consolidated basis.

     Besides the thin-capitalization regulations, Dutch tax law includes various other sets of anti-abuse provisions in relation to deduction of interest. Further, interest deduction may be disallowed based on case law.

     Loss compensation

     As of 2007 the term for carry-back of operating losses is reduced to one year. Further, the term for carry-forward of losses is restricted to nine years, subject to certain anti-abuse provisions. Not yet compensated losses will disappear after these terms have lapsed. Based on transitional rules, losses sustained in book years up to and including 2002 may be set-off against profits of book years up to and including 2011.

     Under certain conditions, the company may elect to extend the term for carry back of the 2009-2011 losses with two years; in that case, the term for carry forward of said losses will be limited to six years.

     Limitations on loss compensation may also apply in the case of so-called “holding losses”, being losses incurred in a book year during which the activities of ICTS (jointly with the subsidiary companies that form part of the fiscal unity for Dutch corporate income tax purposes) for the entire or almost entire year, entirely or almost entirely consist of the holding of participations or the financing of related companies. This will be deemed not to be the case if at least 25 employees are engaged in other activities on a full-time basis.

     Interest box and innovation box

     As of January 1, 2007, changes to the Dutch corporate income tax legislation included the introduction of an “interest box” and an innovation box (formerly: “patent box”).

     The interest box regime has not (yet) entered into force.

     In the innovation box regime, which has entered into force as per 2010, income from self-developed intangible assets will be taxed against an effective tax rate of 5%. The innovation box is not only applicable to intangible assets for which a patent was granted, but also to intangible assets which are eligible for an R&D certificate (S&O verklaring). Further, application of the innovation box regime is subject to the condition that the income generated with an intangible asset, can for 30% or more, be attributed to the intangible. Brands, images and similar assets are excluded from the innovation box regime. Application of the innovation box regime is optional on a product by product basis. ICTS may also decide to deduct R&D costs against other regularly taxed income when determining its taxable income. At a later stage, subject to certain conditions aimed at avoiding that costs are deducted against regular corporate income tax rates whereas income is taxed under the innovation box regime against an effective rate of 5%, ICTS may in this case still decide to apply the innovation box regime.

     As mentioned before, the innovation box regime only entered into force as per 2010. In the years 2007-2009, its predecessor, the patent box regime was applicable. Income from intangible assets could in 2007-2009 be taxed against an effective tax rate of 10%. Since ICTS has not applied the patent box in 2007-2009, we will not elaborate on the patent box, though.

     Depreciation limitations; depreciation at will

     As of January 1, 2007 restrictions apply on the depreciation amount for goodwill and other business assets. The maximum yearly depreciation charge for goodwill is 10% of the cost price. The maximum yearly depreciation charge for other business assets is 20% of the cost price of said assets. It should still be possible to value assets at lower going-concern value. Further, restrictions have been introduced on the depreciation of real estate property. Depreciation of investment property is no longer allowed in case the book value of the property falls below the official fair market value of the property for tax purposes. The depreciation of real estate property used as part of a trade or business is allowed as long as the book value of the real estate property does not fall below 50% of the official fair market value of the property for tax purposes.

     To stimulate the economy, investments in new assets in 2009, 2010 and 2011 can be depreciated at will, with a maximum of 50% in the year of investment. Investments in 2009 should come into operation before 1 January 2012. Investments in 2010 respectively 2011 should come into operation before 1 January 2013 respectively 1 January 2014. Excluded from the accelerated depreciation are, amongst others, investments in real estate, intangible assets and cars.

     Dutch Tax Consequences of Holding Shares by a non-Dutch resident shareholder

     The following is a general, non-exhaustive summary of Dutch tax consequences to a holder of Common Shares who is not, or is not deemed to be, a resident of the Netherlands for purposes of the relevant tax codes (a “nonresident Shareholder”) and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change, possibly on a retroactive basis. The summary does not address taxes imposed by the Netherlands other than dividend withholding tax, personal income tax, corporate income tax and gift and inheritance tax. The discussion does not address the tax consequences under tax laws in any other jurisdictions besides the Netherlands.

     Dividend Withholding Tax in the Netherlands

     We currently do not anticipate paying any dividends in the foreseeable future. To the extent that dividends are distributed by ICTS, such dividends ordinarily would be subject, under the tax laws of the Netherlands, to a withholding tax at a rate of 15%. Dividends include distributions in cash or in kind, deemed dividends and redemption and liquidation proceeds in excess of, for Dutch tax purposes, recognized paid-in capital. In case there are profits or in case profits can be anticipated, the repayment of ICTS’ share premium is also subject to dividend withholding tax. Further, share dividends are subject to Dutch dividend withholding tax, unless distributed out of the paid-in share premium of ICTS as recognized for tax purposes in the Netherlands.

     A non-resident Shareholder could be eligible for a reduction or a refund of Dutch dividend withholding tax under a tax convention which is in effect between the country of residence of the shareholder and the Netherlands, or under the provisions of the EU Parent/Subsidiary Directive. The Netherlands has concluded such conventions with, among others, the United States, most European Union member states, Canada, Switzerland and Japan. Under most of these conventions, dividend withholding tax in the Netherlands is effectively set at a rate of 15% in the case of an individual shareholder, and may be further reduced to lower rates in the case of a corporate shareholder with a certain percentage of shareholding interest (depending on the tax treaty).

     Under the tax convention currently in force between the United States and the Netherlands (the “Treaty”), dividends paid by us to an individual shareholder resident in the United States or a corporate shareholder organized under the laws of the United States or any State or territory thereof holding less than 10% of the voting power in ICTS (each, a “U.S. Treaty Shareholder”), are subject to Dutch dividend withholding tax of 15%, unless such U.S. Treaty Shareholder has a permanent establishment or permanent representative in the Netherlands to which or to whom the Common Shares are attributable. Subject to certain conditions, the dividend withholding tax rate may be reduced to 5% or 0% in case a qualifying U.S. resident corporate shareholder would hold at least 10% respectively at least 80% of the voting power in ICTS.

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

     Non-resident shareholders; Income Tax and Corporate Income Tax in the Netherlands

     Based on Dutch domestic tax law, a non-resident Shareholder is subject to Dutch personal income tax or Dutch corporate income tax with respect to dividends distributed by us on the Common Shares or with respect to capital gains derived from the sale or disposal of Common Shares in case:

     (a) the non-resident Shareholder carries on a business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable; or

     (b) the non-resident Shareholder has a direct or indirect substantial interest or deemed substantial interest in the share capital of ICTS as defined in the tax code of the Netherlands, which interest does not form part of the assets of an enterprise of that non-resident Shareholder; or

     (c) the non-resident Shareholder is entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than through ownership of securities or, in the case of an individual shareholder, through employment, to which enterprise the Common Shares are attributable.

     Generally, there is a substantial interest in the share capital of ICTS if the non-resident Shareholder, alone or together with his or her partner (spouse, registered partner or other individuals as defined in Dutch tax law), owns, directly or indirectly, (i) 5% or more of the issued capital of any class of shares in ICTS, (ii) options to acquire 5% or more of the issued capital of any class of shares or (iii) profit-sharing rights to 5% or more of the annual profits or liquidation distributions of ICTS. If an individual, alone or together with his partner, does not have a substantial interest based on these tests, he or she may nevertheless be deemed to have a substantial interest in case certain relatives hold a substantial interest in ICTS. In case of a substantial interest held by a corporate shareholder, a receivable the non-resident Shareholder has from ICTS may also belong to such substantial interest. Non-resident Shareholders owning a substantial interest in ICTS may be subject to income tax upon the occurrence of certain events, for example when they cease to own a substantial interest.

     The Netherlands’ right to levy tax with respect to dividends distributed by ICTS to a non-resident Shareholder or capital gains derived from the sale or disposal of shares in ICTS by a non-resident Shareholder may be limited under a tax convention which may be in effect between the country of residence of the shareholder and the Netherlands.

     In case Dutch income tax is due with respect to dividends distributed by ICTS, Dutch dividend withholding tax levied with respect to such dividends can generally be credited against the income tax due as a pre-tax.

     If certain conditions are met, a non-resident individual taxpayer can opt to be treated as a resident of the Netherlands for tax purposes. This choice will allow the individual to benefit from deductions and other tax benefits only available to residents of the Netherlands. Whether or not such choice could be beneficial should be determined separately in each individual case.

     Netherlands Gift Tax, Inheritance Tax and Transfer Tax Upon Gift or Death

     A gift or inheritance of Common Shares received from a non-resident Shareholder will be subject to Dutch gift or inheritance tax in case:

     (a) the non-resident Shareholder has been a resident of the Netherlands at any time during the ten years preceding the time of the gift or death and is a national of the Netherlands at the time of the gift or death; or

     (b) for purposes of the tax on gifts, the non-resident Shareholder has been a resident of the Netherlands at any time during the twelve months preceding the time of the gift.

     Up to and including 2009, a gift or inheritance of Common Shares received from a non-resident Shareholder could also be subject to Dutch transfer tax in case (i) the Common Shares were an asset attributable to a business in the Netherlands, through a permanent establishment or a permanent representative in the Netherlands, or (ii) the non-resident Shareholder was entitled to a share in the profit of an enterprise effectively managed in the Netherlands, other than through ownership of securities or through employment.

     Dutch transfer tax has been abolished as per 1 January 2010.

     Please note that this summary of Dutch gift, inheritance and transfer tax is not exhaustive.

     Tax assessment in the U.S

     Under ongoing tax examination of the U.S subsidiaries of the Company, by the U.S tax authorities, through the years ended December 31, 2002 to 2004, the subsidiaries were required to provide information regarding their treatment of certain expenses. The IRS has proposed a number of adjustments that collectively could result in a tax liability including penalties up to $7.3 million plus interest. Management is vigorously contesting the proposed adjustments and has filed a “protest” with the IRS. This matter will be heard by the Appeals Office of the IRS, at which time management will have a opportunity to present its position on the various issues raised at the examination level. Management accrued $10.7 million of which $5.9 million relates to possible tax liability, $0.9 million relates to accrued penalties and $3.9 relates to accrued interest for possible tax liabilities resulting from this examination in its financial statements presented herein.

     Documents on display

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission (“SEC”). These materials may be inspected at the Company’s office in Amstelveen, The Netherlands. Documents filed with the SEC may also be read and copied at the SEC’s public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

     Subsidiary Information

     Not applicable

Item 11. Quantitative and Qualitative Disclosure About Market Risk

     Foreign Currency Exchange Risk – applies to our operations outside the USA. In 2010, approximately 36% of the Companies revenues were derived in the United States, and approximately 64% was derived in Europe and the Far East. The Company is subject to market risks associated with foreign currency exchange rate fluctuations. We do not utilize derivative instruments to manage its exposure to such market risk. As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

     Interest Rate Risk – We are subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. We believe that moderate interest rate increases will not have a material adverse impact on the results of their operations, or financial position, in the foreseeable future. An increase of 1% in the interest rate would have increased the Company’s interest expense for factor advances, bank loans, and other parties, by approximately $214 in the year ended December 31, 2010.

Item 12. Description of Securities Other than Equity Securities

     Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     As of December 31, 2009, one of our subsidiaries in the United States was in violation of the minimum EBITDA and capital expenditure limitation covenants contained in its line of credit arrangement with its commercial bank. The commercial bank did not provide us with a waiver for these violations.

     As of December 31, 2010, one of our subsidiaries in the United States was in violation of the interest coverage ratio covenant contained in its line of credit arrangement with its commercial bank. The commercial bank did not provide us with a waiver for this violation. In May 2011, our subsidiary in the United States entered into a new line of credit arrangement with a commercial bank, which replaced its previous line of credit arrangement and alleviated all prior covenant violations.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable

Item 15. Controls and Procedures

     Management’s report on internal control over financial reporting

     (a) Our management, including our chief executive officer and chief financial officer, have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

     (b) Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

  provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

  provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

  provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

     Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2010.

     This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management’s report in this annual report.

     (c) There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

Item 16A. Audit Committee Financial Experts

     The members of the Audit Committee consist of Philip M. Getter, Gordon Hausmann and Gail F. Lieberman. All members are independent, with no relationship with management. Mr. Getter and Ms. Lieberman have financial expertise. Mr. Getter is the Chairman of the Audit Committee.

Item 16B. Code of Ethics

We have adopted a Code of Ethics for principal’s executive officers and senior financial officers.

Item 16C. Fees Paid to Our Independent Registered Public Accounting Firm

     The following table sets forth the aggregate fees billed by our independent registered public accounting firms, Mayer Hoffman McCann CPAs (formerly MHM Mahoney Cohen, CPAs, (“MHM”)) for services rendered to us during the years ended December 31, 2010 and 2009. The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant’s independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2010	2009
Audit fees	$300	$313
Audit related fees	-	-
Tax fees	-	-

Total fees	$300	$313

Item 16D. Exemptions from listing standards for Audit Committees

     One of the Company’s directors who acts as the chairman of the Company’s Audit Committee was also a director and chairman of the Audit Committee of one of the Company’s affiliates until November 2009. Other than such affiliation such director meets the independence requirement for each such entity.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

     Not applicable.

Item 16F. Change in Accountants Disclosure

     Not applicable.

Item 16G. Corporate Governance.

     There are no significant differences between the corporate governance practices in the Netherlands and the U.S. The Company has adapted the U.S. practices.

PART III

Item 17. Financial Statements

     See Item 18.

Item 18. Financial Statements

     The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-36.

     The consolidated financial statements of our affiliate, Inksure Technologies, Inc., which we have determined to be a significant less-than-50%-owned subsidiary as of December 31, 2010 and for the year then ended in accordance with Rule 3-09 of Regulation S-X, can be found on the Securities and Exchange Commission’s website at www.sec.gov, under the ticker symbol INKS.OB.

Item 19. Exhibits

1. Articles of Association of the Company.*

2. Articles of Amendment of the Articles of Association filed as Exhibit to Form 6K dated April 22, 2009.

3. Specimen of the Company’s Common Stock.*

4. Code of Ethics for Principal Executive Officers and Senior Financial Officers.**

Certification by the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Certification by the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Company’s 1999 annual report filed with the Commission on Form 20-F.

**	Incorporated by reference to the Company’s 2003 annual report filed with the Commission on Form 20-F.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICTS INTERNATIONAL, N.V. AND SUBSIDIARIES

	By:	/s/ Raanan Nir

	Name:	Raanan Nir
	Title:	Managing Director

Date:	July 8, 2011

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2010 ANNUAL REPORT

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

     We have audited the accompanying consolidated balance sheets of ICTS International N.V. and Subsidiaries (the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ deficiency, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule presented on page F-36 for each of the three years in the period ended December 31, 2010. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and on the financial statement schedule based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICTS International N.V. and Subsidiaries as of December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

     As disclosed in Note 12, the Company is subject to a significant contingency in connection with its exposure to certain income tax assessments made against its subsidiary, ICTS USA, Inc., by the Internal Revenue Service.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 12 to the consolidated financial statements, the Company has a history of recurring losses from continuing operations and negative cash flows from operations, a working capital deficiency as of December 31, 2010 and is subject to a significant contingency in connection with its exposure to certain income tax assessments made against its subsidiary, ICTS USA, Inc., by the Internal Revenue Service. Collectively, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described in Note 1. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ Mayer Hoffman McCann CPAs
(The New York Practice of Mayer Hoffman McCann P.C.)
New York, New York
July 8, 2011

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(US $ in thousands, except per share data)

	December 31,

ASSETS	2010	2009

CURRENT ASSETS:
Cash and cash equivalents	$4,583	$4,835
Restricted certificate of deposit	3,500	3,500
Accounts receivable, net	12,230	11,556
Deferred tax assets	151	-
Prepaid expenses and other current assets	1,016	1,307

Total current assets	21,480	21,198

Property and equipment, net	1,542	1,873
Goodwill	314	314
Receivable from United States Transportation Security Administration	-	3,000
Other assets	648	442

Total assets	$23,984	$26,827

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
CURRENT LIABILITIES:
Notes payable-bank	$6,663	$6,070
Accounts payable	2,658	2,684
Accrued expenses and other current liabilities	13,028	12,041
Income taxes payable	11,070	9,815
Current liabilities from discontinued operations	-	1,222

Total current liabilities	33,419	31,832

Convertible notes payable to related party, including accrued interest	14,810	10,144
Liability to United States Department of Labor	1,184	3,000
Other liabilities	105	141

Total liabilities	49,518	45,117

COMMITMENTS AND CONTINGENCIES (NOTES 12 and 14)
SHAREHOLDERS’ DEFICIENCY:
Common stock, €0.45 ($0.60) par value; 17,000,000 shares authorized; 8,009,185 and 7,890,137 shares
issued and outstanding as of December 31, 2010 and 2009, respectively	4,475	4,409
Additional paid-in capital	20,845	20,661
Accumulated deficit	(44,028)	(35,904)
Accumulated other comprehensive loss	(6,826)	(7,456)

Total shareholders’ deficiency	(25,534)	(18,290)

Total liabilities and shareholders’ deficiency	$23,984	$26,827

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(US $ in thousands, except per share data)

	December 31,

	2010	2009	2008

Revenue	$98,426	$95,861	$98,809
Cost of revenue	85,624	82,490	84,777

GROSS PROFIT	12,802	13,371	14,032
Operating expenses:
Research and development	1,724	1,001	330
Selling, general, and administrative	14,211	14,313	15,341
Settlement loss, net	1,455	-	-

Total operating expenses	17,390	15,314	15,671

OPERATING LOSS	(4,588)	(1,943)	(1,639)
Other expenses, net	2,232	1,638	856

LOSS BEFORE EQUITY LOSS FROM INVESTMENT IN
AFFILIATE AND INCOME TAX BENEFIT (EXPENSE)	(6,820)	(3,581)	(2,495)
Equity loss from investment in affiliate	(675)	-	-
Income tax benefit (expense)	(549)	418	(402)

LOSS FROM CONTINUING OPERATIONS	(8,044)	(3,163)	(2,897)
Income (loss) from discontinued operations, net income tax
benefit of $0, $0 and $2 in 2010, 2009 and 2008, respectively	(80)	6,086	928

NET INCOME (LOSS)	$(8,124)	$2,923	$(1,969)

INCOME (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations	$(1.01)	$(0.47)	$(0.44)
Discontinued operations	(0.01)	0.90	0.14

Net income (loss)	$(1.02)	$0.43	$(0.30)

Weighted average number of shares outstanding	7,949,661	6,790,707	6,528,100

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$(8,124)	$2,923	$(1,969)
Translation adjustment	630	43	(487)

Comprehensive income (loss)	$(7,494)	$2,966	$(2,456)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

(US $ in thousands, except per share data)

			Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Compre hensive Income (Loss)	Treasury Stock	Total Share holders’ Deficiency
	Common Stock
	Shares	Amount

BALANCE AT JANUARY 1, 2008	6,528,100	$3,605	$20,554	$(36,858)	$7,012	$(899)	$(20,610)
Stock-based compensation	-	-	101	-	-	-	101
Net loss	-	-	-	(1,969)	-	-	(1,969)
Translation adjustment	-	-	-	-	(487)	-	(487)

BALANCE AT DECEMBER 31, 2008	6,528,100	3,605	20,655	(38,827)	(7,499)	(899)	(22,965)
Exercise of stock options	1,062,037	674	171	-	-	310	1,155
Issuance of common stock to related party	300,000	130	(165)	-	-	589	554
Net income	-	-	-	2,923	-	-	2,923
Translation adjustment	-	-	-	-	43	-	43

BALANCE AT DECEMBER 31, 2009	7,890,137	4,409	20,661	(35,904)	(7,456)	-	(18,290)
Conversion of convertible notes payable to
related party into common stock	119,048	66	184	-	-	-	250
Net loss	-	-	-	(8,124)	-	-	(8,124)
Translation adjustment	-	-	-	-	630	-	630

BALANCE AT DECEMBER 31, 2010	8,009,185	$4,475	$20,845	$(44,028)	$(6,826)	$-	$(25,534)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US $ in thousands, except per share data)

	Year Ended December 31,

	2010	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(8,124)	$2,923	$(1,969)
Income (loss) from discontinued operations	(80)	6,086	928

Loss from continuing operations	(8,044)	(3,163)	(2,897)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	720	715	781
Bad debt expense	138	-	-
Impairment of property and equipment	-	-	4
Deferred income taxes	(151)	-	-
Equity loss from investment in affiliate	675	-	-
Loss (gain) on sale of property and equipment	31	-	(12)
Write-off of receivable from United States Transportation Security Administration	3,000	-	-
Reduction in liability to United States Department of Labor	(1,545)	-	-
Stock-based compensation	-	-	101
Issuance of shares to related party	-	554	-
Changes in assets and liabilities:
Accounts receivable, net	(1,196)	40	(1,339)
Prepaid expenses and other current assets	231	92	265
Receivable from United States Transportation Security Administration	-	-	(64)
Other assets	(216)	(155)	38
Accounts payable	10	(1,440)	(306)
Accrued expenses and other current liabilities	1,362	439	4,622
Income taxes payable	1,255	201	308
Liability to United States Department of Labor	(100)	-	-
Other liabilities	(92)	-	-
Net cash provided by (used in) discontinued operations	(1,302)	(1,866)	2,356

Net cash provided by (used in) operating activities	(5,224)	(4,583)	3,857

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(585)	(865)	(1,042)
Investment in affiliate	(675)	-	-
Proceeds from sale of property and equipment	156	26	61
Decrease in restricted cash	-	-	1,791
Increase in other assets	-	-	(185)

Net cash provided by (used in) investing activities	$(1,104)	$(839)	$625

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONCLUDED)

(US $ in thousands, except per share data)

	Year Ended December 31,

	2010	2009	2008

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of other liabilities	$-	$(5)	$(91)
Net proceeds from (repayments of) notes payable - bank	593	1,209	(1,824)
Net proceeds from (repayments of) convertible notes payable to related party	5,372	3,872	(234)
Proceeds from exercise of stock options	-	1,155	-

Net cash provided by (used in) financing activities	5,965	6,231	(2,149)

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
CASH EQUIVALENTS	111	276	(678)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(252)	1,085	1,655
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,835	3,750	2,095

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,583	$4,835	$3,750

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Cashless exercise of stock options	$-	$75	$-

Conversion of convertible notes payable to related party into common stock	$250	$-	$-

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$439	$315	$565

Income taxes	$88	$124	$270

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 1 – ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company”) operate in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other services to airlines and airport authorities, predominantly in the United States of America and Europe. The technology segment is predominantly involved in the development and sale of identity security software to financial institutions and airport authorities, predominantly in Europe and Israel.

Liquidity and Financial Condition

The Company has a history of recurring losses from continuing operations, negative cash flows from operations and a working capital deficiency as of December 31, 2010 and 2009. The Company incurred losses from continuing operations of $8,044 and $3,163, and negative cash flows from operations of $5,224 and $4,583 during the years ended December 31, 2010 and 2009, respectively. As of December 31, 2010 and 2009, the Company had a working capital deficiency of $11,939 and $10,634, respectively. In addition, as further described in Note 12, the Company is subject to a significant contingency in connection with its exposure to certain income tax assessments made against its subsidiary, ICTS USA, Inc., by the Internal Revenue Service (“IRS”). Collectively, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management believes that the Company’s operating cash flows and related party / third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management’s plans to generate sufficient cash flows from operations and obtain additional capital from related parties / third parties will be successful.

In May 2011, the Company entered into a loan and security arrangement with a new lender to provide one of its subsidiaries in the United States with up to $9,000 in borrowings and letters of credit subject to certain limitations (see Note 16).

Through June 30, 2011, the Company received $2,576 in unsecured advances from an entity related to its main shareholder, which increased the outstanding balance of its convertible notes payable to the related party to $18,799, including accrued interest.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The significant accounting policies are as follows:

Functional Currency

The accompanying consolidated financial statements are presented in United States dollars. The Company has determined that the functional currency of its foreign subsidiaries is the local currency, which is predominantly the Euro. For financial reporting purposes, the assets and liabilities of such subsidiaries are translated into United States dollars using exchange rates in effect at the balance sheet date. The revenue and expenses of such subsidiaries are translated into United States dollars using average exchange rates in effect during the reporting period. Resulting translation adjustments are presented as a separate category in shareholders’ deficiency called accumulated other comprehensive income (loss).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates and assumptions included in these consolidated financial statements consist of the: (a) calculation of the allowance for doubtful accounts, (b) determination of the fair value of shares of common stock issued to a related party, (c) determination of the fair value of stock options upon the modification of the Company’s stock option plans, (d) recognition of contingent liabilities, and (e) calculation of income taxes.

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

Restricted Certificate of Deposit

The Company has a $3,500 certificate of deposit with a commercial bank that serves as cash collateral to secure a line of credit in the United States of America (see Note 6). The certificate of deposit matured on May 2011 and was transferred to a new lender in connection with the transfer of the line of credit arrangement (see Note 16).

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customer and current economic trends. The Company writes off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible. As of December 31, 2010 and 2009, the allowance for doubtful accounts is $339 and $253, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

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

Property and Equipment

Equipment and facilities, internal-use software, and vehicles are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in determining depreciation and amortization are as follows:

Years

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

Customer Relationship

The customer relationship represented the fair value of an airport contract of an acquired business. The customer relationship was amortized using the straight-line method over the life of the contract of six years. As of December 31, 2010 and 2009, the customer relationship is fully amortized. Amortization expense is $0, $0 and $53 for the years ended December 31, 2010, 2009 and 2008, respectively.

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is reviewed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the reporting unit’s goodwill is not recoverable based upon a discounted cash flow analysis, then an impairment charge is recorded for the difference between the carrying value and the fair value of the reporting unit’s goodwill. During the years ended December 31, 2010, 2009 and 2008, the Company has not recorded any impairment charges on its goodwill.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2010, 2009, and 2008, the Company has recorded impairment charges on its long-lived assets of $0, $0 and $4, respectively.

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

Comprehensive Income (Loss)

Comprehensive income (loss) reflects changes in shareholders’ deficiency that result from transactions and economic events from non-owner sources. The Company’s comprehensive income (loss) for the years ended December 31, 2010, 2009, and 2008 consists of its net income (loss) and foreign currency translation adjustment.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation

Share-based payment awards to employees, including stock options, are measured at the fair value of the award on the date of grant based on the estimated number of awards that are ultimately expected to vest. Share-based compensation awards issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the share-based payment, whichever is more readily determinable. The compensation expense resulting from share-based payments is recorded over the vesting period of the award in selling, general and administrative expense in the accompanying consolidated statements of operations and comprehensive income (loss).

Revenue Recognition

Revenue is recognized as services are rendered based on the terms contained in the Company’s contractual arrangements with customers, provided the fee is fixed and determinable, and collection of the related receivable is reasonably assured.

Cost of Revenue

Cost of revenue represents primarily payroll and related costs associated with employees who provide services under the terms of the Company’s contractual arrangements. Such costs are recognized as services are provided.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs during the years ended December 31, 2010, 2009 and 2008 are $129, $48 and $235, respectively.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs.

Value Added Tax

Certain of the Company’s operations are subject to Value Added Tax (“VAT”) applied on the services sold in those respective countries. The Company is required to remit the VAT collected to the tax authorities, but may deduct the VAT paid on certain eligible purchases. The Company records the VAT amount payable or receivable in each respective country on a net basis in the accompanying consolidated balance sheets.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is established when realization of net deferred tax assets is not considered more likely than not.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain income tax positions are determined based upon the likelihood of the positions being sustained upon examination by taxing authorities. The benefit of a tax position is recognized in the consolidated financial statements in the period during which management believes it is more likely than not that the position will not be sustained. Income tax positions taken are not offset or aggregated with other positions. Income tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of income tax benefit that is more than 50 percent likely of being realized if challenged by the applicable taxing authority. The portion of the benefits associated with income tax positions taken that exceeds the amount measured is reflected as income taxes payable.

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

The following table summarizes the number of shares of common stock attributable to potentially dilutive securities outstanding for each of the periods which were excluded in the calculation of diluted income (loss) per share:

	Year Ended December 31,

	2010	2009	2008

Stock Options	332,000	332,000	1,632,000
Shares Issuable upon Conversion of
Convertible Notes Payable to Related Party	7,052,569	4,830,476	2,208,000

Total	7,384,569	5,162,476	3,840,000

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted certificate of deposit, accounts receivable, accounts payable, accrued expenses and other current liabilities, income taxes payable and notes payable-bank approximate their carrying values due to the short-term nature of the instruments. The carrying values of the convertible notes payable to related party and other liabilities are not readily determinable because: (a) these instruments are not traded and, therefore, no quoted market prices exist upon which to base an estimate of fair value and (b) there were no readily determinable similar instruments on which to base an estimate of fair value.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Financial instruments which are subject to concentrations of credit risk consist primarily of cash and cash equivalents, restricted certificate of deposit and accounts receivable.

The Company maintains cash and cash equivalents and restricted cash in accounts with financial institutions in the United States of America, Europe, Japan and Israel. Interest-bearing bank accounts at financial institutions located in the United States of America are insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $250 per institution through December 31, 2013. As of December 31, 2010, cash and cash equivalents being held in the United States of America do not exceed the FDIC limit. Bank accounts located in Europe, Japan and Israel, which hold $4,509 as of December 31, 2010, are uninsured.

The Company renders services to a limited number of airlines and airports through service contracts and provides credit without collateral. Some of these airlines and airports may have difficulties in meeting their financial obligations which can have a material adverse effect on the Company’s financial position, results of operations and cash flows. To mitigate this risk, the Company regularly reviews the credit worthiness of its customers through its credit evaluation process.

Revenue from three customers represented 69% of total revenue during the year ended December 31, 2010. Accounts receivable from these three customers represented 49% of total accounts receivable as of December 31, 2010. Revenue from two customers represented 56% and 55% of total revenue during the years ended December 31, 2009 and 2008, respectively. Accounts receivable from these two customers represented 38% of total accounts receivable as of December 31, 2009.

Risks and Uncertainties

The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic and/or political instability and trade restrictions). Such risks can cause the Company to have significant difficulties in connection with the sale or provision of its services in international markets and have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

The Company is subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. The Company believes that a moderate interest rate increase will not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

Furthermore, as a result of its international operations, the Company is subject to market risks associated with foreign currency exchange rate fluctuations. The Company does not utilize derivative instruments to manage its exposure to such market risk. As such, significant foreign currency exchange rate fluctuations can have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassifications

Certain prior year amounts on the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss), and consolidated statements of cash flows have been reclassified to conform to the current year’s presentation.

Recently Issued Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-28, “Intangibles – Goodwill and Other (Topic 350) – When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”). ASU 2010-28 modifies Step 1 of the goodwill impairment test so that for those reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not based in an assessment of qualitative indicators that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exits, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not applicable to the Company’s consolidated financial statements.

NOTE 3 – DISCONTINUED OPERATIONS

In December 2005, the Company committed to a plan to cease the operations of its entertainment segment in the United States of America. Accordingly, as of that date, the assets, liabilities and results of operations of the entertainment segment were classified as discontinued operations in the Company’s consolidated financial statements. The nature of the ongoing discontinued operations of the entertainment segment consisted mainly of activities associated with the settlement of ongoing litigation, including disputes related to unpaid vendor and rent obligations (see Note 14).

In July 2009, the Company entered into a settlement arrangement with the former landlord of the entertainment segment to resolve all disputes between the parties related to unpaid rent obligations. Pursuant to the settlement arrangement, the Company agreed to pay $2,600 to the former landlord in four equal installments of $650. The first two installments were paid during 2009 and the remaining payments were paid during 2010. As a result of the settlement arrangement, the Company recognized a gain of $4,756 in its results from discontinued operations during the year ended December 31, 2009.

The Company’s obligation under the settlement arrangement was secured by a $2,600 irrevocable standby letter of credit issued to the former landlord by an entity related to the Company’s main shareholder. Such letter of credit was released upon the settlement of the obligation.

Furthermore, as a result of its liquidation, the remaining disputes of the entertainment segment related to unpaid vendor obligations of $1,156 which were previously accrued by the Company were eliminated and recognized as income from discontinued operations during the year ended December 31, 2009.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 3 – DISCONTINUED OPERATIONS (CONTINUED)

A summary of the Company’s assets and liabilities from discontinued operations as of December 31, 2010 and 2009 are as follows:

	December 31,

	2010	2009

Accrued expenses and other current liabilities	$-	$1,222

A summary of the Company’s results from discontinued operations for the years ended December 31, 2010, 2009 and 2008 are as follows:

	Year Ended December 31,

	2010	2009	2008

Operating income	$-	$6,086	$932
Other expense, net	(80)	-	(2)
Income tax benefit	-	-	(2)

Income (loss) from discontinued operations	$(80)	$6,086	$928

NOTE 4 – INVESTMENTS IN AFFILIATES

ICTS Netherlands Airport Services VOF

The Company has a 50% ownership interest in ICTS Netherlands Airport Services VOF (“NAS”), a joint venture with an unrelated third party. NAS provided airport services at the Amsterdam Schiphol Airport in the Netherlands pursuant to a long-term service contract. On February 1, 2008, the service contract expired and NAS ceased its operations. In 2010, the Company received a final dividend of $153 upon the final liquidation of NAS (see Note 11).

Balance sheet data for NAS is summarized below:

	December 31,

	2010	2009

Current assets	$-	$255

Total assets	$-	$255

Current liabilities	$-	$19

Shareholders’ equity	-	236

Total liabilities and shareholders’ equity	$-	$255

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 4 – INVESTMENTS IN AFFILIATES (CONTINUED)

ICTS Netherlands Airport Services VOF (continued)

Statement of operations data for NAS is summarized below:

	Year Ended December 31,

	2010	2009	2008

Revenue	$-	$-	$5,931
Gross profit	-	-	625
Net income (loss)	(20)	143	(565)

Inksure Technologies, Inc.

In March 2010, the Company purchased 5,400,000 shares of common stock in Inksure Technologies, Inc. (“Inksure”) for $675 pursuant to a private placement of Inksure’s securities. Despite the additional investment, the Company’s ownership interest decreased from 27.4% to 23.9% as a result of the participation of other investors in the private placement. Inksure develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products.

The Company suspended its use of the equity method to account for this investment in 2007 after its investment balance was reduced to zero. The additional investment was allocated to fund prior losses that were incurred after the suspension of the equity method. Accordingly, the Company recognized an equity loss from investment in affiliate of $675 for the year ended December 31, 2010 in the accompanying consolidated statements of operations and comprehensive income (loss).

The Company’s Chief Financial Officer serves as a non-employee director of Inksure. In addition, one of the members of the Company’s Board of Directors also serves as a non-employee director of Inksure.

As of December 31, 2010, the Company’s share of the underlying net assets of Inksure exceeds the Company’s carrying value of its investment in Inksure by $369. The market value of the Company’s investment in Inksure as of December 31, 2010 is $892.

Balance sheet data for Inksure is summarized below:

	December 31,

	2010	2009

Current assets	$2,759	$3,579
Non-current assets	78	83

Total assets	$2,837	$3,662

Current liabilities	$1,108	$10,063
Non-current liabilities	183	598
Shareholders’ equity (deficiency)	1,546	(6,999)

Total liabilities and shareholders’ equity (deficiency)	$2,837	$3,662

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 4 – INVESTMENTS IN AFFILIATES (CONTINUED)

Inksure Technologies, Inc. (continued)

Statement of operations data for Inksure is summarized below:

	Year Ended December 31,

	2010	2009	2008

Revenue	$2,812	$3,014	$2,158
Gross profit	2,358	2,641	1,654
Gain from extinguishment of covertible debt	5,881	-	-
Net income (loss)	4,887	(1,468)	(3,528)

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	December 31,

	2010	2009

Equipment and facilities	$2,886	$3,515
Internal-use software	509	509
Vehicles	789	678
Leasehold improvements	418	446

	4,602	5,148
Less: accumulated depreciation and amortization	3,060	3,275

Total property and equipment, net	$1,542	$1,873

Depreciation expense is $720, $715 and $728 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 6 – NOTES PAYABLE – BANK

The Company had an arrangement with a commercial bank, which provides up to $8,000 in borrowings and letters of credit subject to a borrowing base limitation. The borrowing base limitation is equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 95% of the Company’s certificate of deposit, plus (iii) $775 representing a standby letter of credit that was provided to the commercial bank by an entity related to the Company’s main stockholder, minus (iv) letter of credit obligations, minus (v) $500 representing a discretionary reserve established by the commercial bank. Borrowings under the arrangement were secured by the Company’s accounts receivable, a $3,500 certificate of deposit, and the $775 letter of credit that was provided to the commercial bank by an entity related to the Company’s main stockholder. The arrangement originally expired on March 31, 2011 and was extended to May 31, 2011. In May 2011, the Company entered into a new credit facility (see Note 16).

Borrowings made under the arrangement are designated as either prime rate or LIBOR loans at the option of the Company. Prime rate loans bear interest, which is payable monthly, at the bank’s prime rate plus 1% per annum (4.25% at December 31, 2010). LIBOR loans bear interest, which is payable monthly, at LIBOR plus 350 basis points per annum (4.29% at December 31, 2010).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 6 – NOTES PAYABLE – BANK (CONTINUED)

The Company was in default of its line of credit arrangement as a result of certain covenant violations in 2010 and 2009. The commercial bank did not provide the Company with a waiver for these violations and the line of credit arrangement was operating under a forbearance period. The commercial bank agreed not to exercise the remedies available to it under the line of credit arrangement, including the termination of the line of credit and foreclosure of the Company’s collateral, and continued to provide the Company with access to the line of credit subject to the Company’s continued compliance with certain additional obligations during the forbearance period, including an additional 2% default premium on its outstanding borrowings and the maintenance of an interest coverage ratio of at least 1 to 1. All other financial covenants were suspended during the forbearance period. As of December 31, 2010, the Company was in violation of the required interest coverage ratio.

The Company’s weighted average interest rate during the years ended December 31, 2010 and 2009 is 6.08% and 4.25%, respectively.

As of December 31, 2010 and 2009, the Company had approximately $6,663 and $6,070, respectively, in outstanding borrowings under the line of credit arrangement. As of December 31, 2010, the Company has approximately $1,178 in unused borrowing capacity under the line of credit arrangement.

NOTE 7 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,

	2010	2009

Accrued payroll and related	$4,566	$4,028
Accrued vacation	3,365	2,621
Accrued VAT	2,093	2,026
Current portion of liability to United States Department of Labor	171	-
Other	2,833	3,366

Total accrued expenses and other current liabilities	$13,028	$12,041

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 8 – CONVERTIBLE NOTES PAYABLE TO RELATED PARTY

In April 2008, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $6,644 in revolving loans through November 2010. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is payable at maturity, at LIBOR plus 1.5% per annum. The arrangement is secured by a 26% interest in one of the Company’s subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company’s common stock at a price of $2.75 per share. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualified as a free standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In April 2009, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $7,310 in revolving loans through November 2011. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the prime rate charged by the Company’s European commercial bank on March 31, 2010. The arrangement is secured by a 26% interest in one of the Company’s subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company’s common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualified as a free standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In September 2009, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $10,000 in revolving loans through November 2011. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the prime rate charged by the Company’s European commercial bank on March 31, 2010. The arrangement is secured by a 26% interest in one of the Company’s subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company’s common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualified as a free standing derivative instrument or contained any intrinsic value which would be considered beneficial.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 8 – CONVERTIBLE NOTES PAYABLE TO RELATED PARTY (CONTINUED)

In May 2010, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $12,000 in revolving loans through November 2012. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the prime rate charged by the Company’s European commercial bank. The arrangement is secured by a 26% interest in one of the Company’s subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company’s common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualified as a free standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In June 2010, the holder of the convertible notes elected to convert $250,000 in outstanding convertible notes into 119,048 shares of common stock.

In September 2010, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $14,000 in revolving loans through November 2012. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the prime rate charged by the Company’s European commercial bank. The arrangement is secured by a 26% interest in one of the Company’s subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company’s common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualified as a free standing derivative instrument or contained any intrinsic value which would be considered beneficial.

The Company’s weighted average interest during the years ended December 31, 2010, 2009 and 2008 is 6.38%, 5.54% and 5.31%, respectively.

At December 31, 2010 and 2009, convertible notes payable to related party consists of $12,976 and $9,066, respectively, in principal and $1,834 and $1,078, respectively, in accrued interest. Interest expense related to these notes is $763, $514, and $297 for the years ended December 31, 2010, 2009 and 2008, respectively (see Note 11).

NOTE 9 – LIABILITY TO UNITED STATES DEPARTMENT OF LABOR

On December 2010, the Company entered into a settlement arrangement with the United States Department of Labor (“DOL”) and agreed to pay $1,500 to the DOL, which will be used to pay back wages and benefits to the individuals employed under its contract with the United States Transportation Security Administration (“TSA”), and be responsible for remitting any and all employer payroll tax obligations payable upon the distribution of these back wages and benefits commencing in 2015, which the Company estimates to be approximately $100,000 (see Note 14). The Company has recognized the resulting liability to the DOL, including the estimated employer payroll tax obligations, at the net present value of the obligation of $1,455 and recognized a settlement gain of $1,545.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 9 – LIABILITY TO UNITED STATES DEPARTMENT OF LABOR (CONTINUED)

The liability to the DOL is payable in installments of $100 on January 1, 2011 (which was remitted prior to December 31, 2010) and $175 on every July 1 and January 1 from July 1, 2011 through January 1, 2015. The liability to the DOL also bears interest at 1% per annum, which is payable in installments of $4 on every July 1 and January 1 from July 1, 2011 through January 1, 2015.

Future payments of the liability to the DOL are as follows at December 31, 2010:

Year ended December 31,

2011	$175
2012	350
2013	350
2014	350
2015	275

1,500
Less: imputed interest	145

1,355
Less: current portion	171

Long-term portion	$1,184

NOTE 10 – STOCK-BASED COMPENSATION

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

Under the Company’s stock option plans, stock options may be granted to employees, officers, directors and consultants of the Company at an exercise price equivalent to at least the fair market value of the Company’s common stock on the date of grant with expiration terms of not more than ten years. Options granted under the plans generally vest over a period of three years.

In September 2009, the Board of Directors ratified the cashless exercise feature contained in the Company’s 2003 and 2005 Equity Incentive Plans to facilitate the exercise of stock options which partially expired in 2009. The remaining stock options are set to expire in 2011. Under the cashless exercise feature of these plans, an option holder electing to exercise stock options using this feature would effectively pay for the exercise of a portion of his stock options by surrendering their rights to another portion of their stock options to affect a stock for stock transfer. The Company determined that the modification of the stock option plans did not result in any incremental compensation cost.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 10 – STOCK-BASED COMPENSATION (CONTINUED)

As of December 31, 2010, the Company has 2,279,502 options available for future grants.

A summary of the Company’s stock option activity is as follows:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Intrinsic Value

Outstanding as of January 1, 2010	332,000	$1.00	$1.80	$-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited / Expired	-	-	-	-

Outstanding as of December 31, 2010	332,000	$1.00	$0.80	$-

Exercisable as of December 31, 2010	332,000	$1.00	$0.80	$-

There were no stock options granted during the years ended December 31, 2010, 2009 and 2008. As of December 31, 2010 and 2009, all outstanding stock options are fully vested.

As of December 31, 2010, the Company did not have any unrecognized compensation cost related to stock options granted under the stock option plans. During the years ended December 31, 2010, 2009 and 2008, the Company recognized $0, $0 and $101 in compensation expense related to the issuance of stock options under the stock option plans.

NOTE 11 – OTHER EXPENSES

Other expenses are summarized as follows:

	2010	2009	2008

Interest expense to related party (see Note 8)	$763	$514	$297
Interest expense related to uncertain tax positions (see Note 12)	602	452	534
Interest expense	667	588	829
Interest income	(10)	(40)	(228)
Foreign currency loss (gain)	330	102	(141)
Recovery of guarantee from related party (see Note 13)	-	-	(421)
Dividend from NAS (see Note 4)	(153)	-	-
Other	33	22	(14)

Total other expenses	$2,232	$1,638	$856

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 12 – INCOME TAXES

The components of loss before equity loss from investment in affiliate and income tax benefit (expense) are as follows:

	Year Ended December 31,

	2010	2009	2008

The Netherlands	$(597)	$484	$2,383
Subsidiaries outside of the Netherlands	(6,223)	(4,065)	(4,878)

Loss before equity loss from investment in affiliate and income tax benefit (expense)	$(6,820)	$(3,581)	$(2,495)

The components of income tax benefit (expense) are as follows:

	Year Ended December 31,

	2010	2009	2008

Current:
The Netherlands	$(97)	$286	$(19)
Subsidiaries outside of the Netherlands	(603)	132	(383)

	(700)	418	(402)
Deferred:
The Netherlands	-	-	-
Subsidiaries outside of the Netherlands	151	-	-

	151	-	-

Total income tax benefit (expense)	$(549)	$418	$(402)

The components of deferred tax assets and liabilities are as follows:

	December 31,

	2010	2009

Deferred tax assets:
Operating loss carry-forwards	$20,082	$24,375
Allowance for doubtful accounts	111	90
Accrued expenses	2,418	3,307

Total deferred tax assets	22,611	27,772

Deferred tax liabilities:
Depreciation on property and equipment	(118)	(76)
Unearned revenue	-	(4,370)

Total deferred tax liabilities	(118)	(4,446)
Net deferred tax assets	22,493	23,326
Less: valuation allowance	22,342	23,326

	$151	$-

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 12 – INCOME TAXES (CONTINUED)

The significant changes in the deferred tax assets and liabilities are primarily attributable to the settlement arrangements that the Company entered into with the DOL and TSA in the United States and the finalization of the Company’s tax assessment in the Netherlands for the year ended December 31, 2007. The settlement arrangements that the Company entered into with the DOL and TSA resulted in the reversal of $4,370 in deferred tax liabilities which were previously established for unearned revenue and the utilization of $13,988 in net operating loss carry-forwards in the United States. The finalization of the Company’s tax assessment in the Netherlands for the year ended December 31, 2007 resulted in a $4,375 reduction in the net operating loss carry-forwards available to the Company.

The ultimate realization of the net deferred tax assets in each jurisdiction the Company does business in is dependent upon the generation of future taxable income in that jurisdiction during the periods in which net operating loss carry-forwards are available and the net deferred tax assets shown above become deductible. At present, the Company does not have a sufficient history of generating taxable income in the various jurisdictions it does business in to conclude that it is more likely than not that the Company will be able to realize its net deferred tax assets in the near future and, therefore, a valuation allowance was established for the carrying value of the net deferred tax assets, with the exception of one location, which is currently generating taxable income. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of any portion or all of the valuation allowance in other jurisdictions. Should the Company become profitable in those jurisdictions during future periods, with supportable trends, the valuation allowance will be reversed.

As of December 31, 2010, the Company has net operating loss carry-forwards of $37,045 in the Netherlands which will expire in 2011 through 2019. As of December 31, 2010, the Company has net operating loss carry-forwards of $25,762 in the United States, which will expire in 2025 through 2030. The ultimate utilization of such net operating loss carry-forwards is limited in certain situations.

As of December 31, 2010, the Company has $594 in tax credits for the welfare to work and work opportunity programs in the United States that expire in 2024 through 2028.

During the year ended December 31, 2010, the valuation allowance decreased by $984.

The Company’s effective income tax rate differs from the Netherlands’ statutory rate of 25.5% as follows:

	Year Ended December 31,

	2010	2009	2008

Effective income tax benefit from continuing operations at statutory rate	$1,739	$913	$636
Rate differential	345	116	149
Non-deductible (expense) income	(380)	(172)	203
Adjustments to prior year tax losses	(1,176)	281	(251)
Changes in valuation allowance	(984)	(544)	(950)
Other	(93)	(176)	(189)

Income tax benefit (expense) from continuing operations	$(549)	$418	$(402)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 12 – INCOME TAXES (CONTINUED)

A reconciliation of the beginning and ending amounts of unrecognized income tax benefits is as follows:

	December 31,

	2010	2009

Balance at January 1	$5,652	$5,652
Additions related to prior period tax positions	234	-
Reductions related to prior period tax positions	-	-

Balance at December 31	$5,886	$5,652

A reconciliation of the beginning and ending amounts of accrued interest is as follows:

	December 31,

	2010	2009

Balance at January 1	$3,165	$2,713
Additions charged to expense	602	452
Reductions charged to expense	-	-

Balance at December 31	$3,767	$3,165

A reconciliation of the beginning and ending amounts of accrued tax penalties is as follows:

	December 31,

	2010	2009

Balance at January 1	$947	$947
Additions charged to expense	90	-
Reductions charged to expense	-	-
Reductions related to tax authorities notice	-	-

Balance at December 31	$1,037	$947

The total amount of unrecognized tax benefits, including interest and penalties, is $10,690 and $9,764 as of December 31, 2010 and 2009, respectively, and is included in income taxes payable, in the accompanying consolidated balance sheets, along with $329 of income taxes payable related to operations. Such unrecognized tax benefits, excluding interest and penalties, would favorably impact the Company’s effective tax rate, if recognized.

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the tax years 2008 to 2010 are subject to examination in the Netherlands. Income tax returns for the tax years 2002 to 2010 are subject to examination in foreign jurisdictions.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 12 – INCOME TAXES (CONTINUED)

The Company is subject to an ongoing tax examination of its subsidiaries in the United States by the IRS for the tax years 2002 to 2004. In connection with this examination, the subsidiaries were required to provide information regarding their treatment of certain expenses. The IRS proposed a number of adjustments to the Company’s filed income tax returns for the tax years 2002 to 2004, which collectively result in an assessed income tax liability, including penalties, of $7,325. Management is vigorously contesting the proposed adjustments and has filed a protest with the Appellate Division of the IRS to discuss the various issues raised. In March 2011, the Company met with the Appellate Division of the IRS to discuss one of the issues raised and agreed to settle $525 of the proposed adjustments for $334, plus interest, resulting in a $234 increase in income taxes payable. The Company has evaluated the remaining outstanding issues, including the tax authorities’ position on such issues, and has included a provision of $10,690 in its consolidated balance sheets, which the Company considers adequate to cover the potential liability related to such issues.

NOTE 13 - RELATED PARTY TRANSACTIONS

The Company had an outstanding guarantee with respect to certain related party debt obligations of $2,515, which was fully reserved. In 2007, the Company was released from $665 of the guarantee. In 2008, the Company paid $1,429 to settle certain outstanding obligations under the guarantee and was released from its remaining guarantee of $421. The Company recognized other income related to the recovery of its guarantee of $421 during the year ended December 31, 2008 (See Note 11).

Entities related to two of the Company’s board members provide legal services to the Company. Legal expense related to these services is $140, $114 and $93 for the years ended December 31, 2010, 2009 and 2008, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $108 and $140 due for these services as of December 31, 2010 and 2009, respectively.

The Company engaged the services of an entity owned by a related party as a subcontractor for one of its subsidiaries. The Company incurred expenses of $0, $15 and $176 for such services for the years ended December 31, 2010 and 2009 and 2008, respectively.

In January 2009, the Company engaged the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $87 and $77 for such services for the years ended December 31, 2010 and 2009, respectively.

In June 2009, a European bank, issued a performance guarantee in the amount of €1,200 ($1,605) to one of the Company’s customers to secure the Company’s performance under the service contract between the parties. The performance guarantee extends for the period June 24, 2009 through April 16, 2013. To secure the European bank’s guarantee, an entity related to the Company’s main shareholder provided a guarantee to the European bank for the same amount.

In July 2009, the Company issued 300,000 shares of fully vested, non-forfeitable common stock to an entity related to the Company’s main shareholder as consideration for guaranteeing certain Company obligations. The Company recognized the fair value of the shares on the date of issuance of $554 in selling, general and administrative expenses in the accompanying statements of operations and comprehensive income (loss).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 13 - RELATED PARTY TRANSACTIONS

In January 2010, the Company engaged the services of an entity owned by a related party to provide it with certain selling services to its technology segment. The Company incurred expenses of $60 for such services for the year ended December 31, 2010. The original contract was a period of one year, but it was renewed for an additional year through December 31, 2011.

In June 2010, an entity related to the Company’s main shareholder provided a letter of credit of $550 to a commercial bank to guarantee an extension of a borrowing arrangement on behalf of one of the subsidiaries in the group. In September 2010, the letter of credit was increased to $775 (see Note 6).

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain equipment and premises under operating leases. Future minimum lease payments under operating leases are as follows:

Year ended December 31,

2011	$802
2012	671
2013	265
2014	103
2015	4

$1,845

Rent expense for the years ended December 31, 2010, 2009 and 2008 is $1,838, $1,875 and $1,521, respectively.

Letters of Credit

As of December 31, 2010, the Company had approximately $222 in outstanding letters of credit under its line of credit arrangement (see Note 6).

Legal Proceedings

United States Transportation Security Administration

In February 2002, the Company was awarded a security services contract (the “TSA Contract”) by the TSA to continue to provide security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport-by-airport basis to the United States Transportation Security Administration or November 2002. In accordance with the terms of the TSA Contract, the United States Federal government provided the Company with a non-interest bearing advance payment of approximately $26,000, of which the Company has repaid $11,700. As of December 31 2009, the amount due from the TSA with respect to services provided under the TSA Contract was $17,300. The Company has reflected the amount due from the TSA of $3,000, net of the remaining unpaid advance, as a receivable from TSA on the accompanying balance sheet as of December 31, 2009.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 14 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (continued)

United States Transportation Security Administration (continued)

In December 2010, the Company entered into a settlement agreement with the TSA whereby both parties agreed to withdraw all claims and contractual rights, including the ability to seek further compensation, from one another. As a result of the settlement arrangement, the Company wrote off the $3,000 receivable from the TSA and recognized a settlement loss of $3,000.

United States Department of Labor

The DOL finalized its audit of the pay rates used to compensate employees for services rendered pursuant to the TSA Contract in 2003. The DOL concluded that in certain instances, employees had not been paid the correct base rate, fringe benefits, vacation and holiday pay resulting in a penalty of $7,100. In 2007, the Company reached a settlement with the DOL with respect to this claim and agreed to pay them $3,000, which was expected to be paid with the proceeds received from any settlement with the TSA.

In December 2010, the Company entered into a settlement arrangement with the DOL whereby the DOL agreed to reduce the amount of the liability to $1,500, but retained the right to reinstate the amount owed back to $3,000 if the Company becomes delinquent on any of its scheduled payment obligations (see Note 9).

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

All but one of the wrongful death/personal injury lawsuits have been settled at no cost to the Company, because the payments were covered by the Company’s insurance. The remaining wrongful death claim has been scheduled for trial in June 2011. Management is unable to determine the likelihood of an unfavorable outcome or estimate a range of loss with respect to this claim. Accordingly, no provision has been included in the accompanying balance sheets related to this matter.

The Company has entered into a settlement agreement and mutual release of claims that is intended to resolve all property damage and insurance subrogation claims pending against it, except for certain claims asserted by the World Trade Center entities (“WTC”). Pursuant to the settlement agreement, the payments made by the insurers of the Company would exhaust the limits of the Company’s applicable insurance coverage. By federal statute, the liability of the defendant air carriers and security companies is limited to the amount of insurance coverage that they maintained. The settlement agreement has been approved by the court. However, the WTC has appealed this ruling and the issue is now pending in the Second Circuit of Appeals. Management cannot express an opinion as to the ultimate outcome of this appeal.

Certain defendants have also filed cross-claims against other defendants for indemnification and contribution. There can be no assurances that other defendants will not file similar claims against the Company.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 14 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (continued)

United States Government

The Company had commenced an action against the United States Government with respect to its Fifth Amendment rights relating to the taking of its business. In December 2004, the Unites States Government’s motion to dismiss the case was denied. A motion for reconsideration was also filed by the defendant and denied. The trial for this action was held and in March 2007, the court ruled against the Company’s action. The Company appealed the decision and in May 2008, the Unites States Court of Appeals for the Federal Circuit affirmed the lower court’s ruling. On December 1, 2008, the Company appealed the case to the United States Supreme Court, which refused to hear it.

Audiovisual-Washington, Inc

In September 2005, Avitecture, Inc. (a/k/a Audiovisual-Washington, Inc.) (“Avitecture”) filed a Demand for Arbitration and Mediation against one of the Company’s subsidiaries in the United States of America with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that the subsidiary owes Avitecture $222 for audio, video and control systems. The case was decided against the Company’s subsidiary in an arbitration proceeding, which resulted in an award to Avitecture of $200. The arbitrator’s decision was affirmed by the Superior Court of New Jersey in May 2007 and the Appellate Court in February 2008. In 2009, as a result of the Company’s entertainment segment being liquidated, the $200 previously accrued by the Company was written off and recognized in income (loss) from discontinued operations (see Note 3).

Turner Construction Company

In November 2005, Turner Construction Company (“Turner”) filed a Demand for Arbitration and Mediation against one of the Company’s subsidiaries in the United States of America with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that pursuant to a written agreement dated in October 2003, the subsidiary owes Turner $948 for work and/or services performed. In an arbitration proceeding, the arbitrator awarded Turner $956 plus interest. This award was affirmed on appeal. In 2009, as a result of the Company’s entertainment segment being liquidated, the $956 previously accrued by the Company was written off and recognized in income (loss) from discontinued operations (see Note 3).

Landlord Claims

Two of the Company’s subsidiaries have been sued by their former landlord (which is the same entity for both properties) alleging breach of their respective leases. The former landlord was seeking unpaid rent for the entire terms of the leases for $2,600 in Atlantic City, New Jersey and $3,700 in Baltimore, Maryland, plus legal fees. The In January 2008, a judgment of $2,600 was awarded in favor of the former landlord. The subsidiary has filed an appeal to challenge the judgment. In July 2009, the Company entered into a settlement arrangement with the former landlord to resolve all disputes between the parties related to the unpaid rent obligations and agreed to pay $2,600 to the former landlord in four equal installments during 2009 and 2010. The first two installments were paid during 2009 and the remaining payments were paid during 2010 (See Note 3).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 14 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (continued)

General

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination, and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Bonus Contingency

The Manager of one of the Company’s European subsidiaries is entitled to receive a bonus payment equivalent to 8% of the proceeds received by the Company upon the successful sale of the subsidiary.

Consulting and Employment Agreements

In December 2010, the Company entered into a non-cancellable consulting agreement with a former managing director. The agreement obligates the Company to a monthly consulting fee of $18 until December 31, 2013.

The Company is a party to a non-cancellable one-year employment agreement with one of its officers which provides for, among other things, an annual base salary of $294 and an annual bonus based on the financial performance of the Company.

Future minimum payments under non-cancellable consulting and employment agreements are as follows:

Year ended December 31,	Employment	Consulting	Total

2011	$294	$216	$510
2012	-	216	216
2013	-	216	216

	$294	$648	$942

NOTE 15 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other aviation services to airlines and airport authorities, predominantly in Europe and the United States. The technology segment is predominantly involved in the development and sale of identity security software to financial institutions and airport authorities, predominantly in Europe and Israel. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(US $ in thousands, except per share data)

NOTE 15 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The operating results of these reportable segments are regularly reviewed by the chief operating decision maker and the performance of the reportable segments is based primarily on loss from continuing operations.

	Corporate	Airport Security and other Aviation Services	Technology	Total

Year ended December 31, 2010:
Revenue	$-	$97,819	$607	$98,426
Depreciation and amortization	11	675	34	720
Income (loss) from continuing
operations	(3,735)	(34)	(4,275)	(8,044)
Total assets	663	22,822	499	23,984

Year ended December 31, 2009:
Revenue	-	95,146	715	95,861
Depreciation and amortization	11	681	23	715
Income (loss) from continuing
operations	(3,729)	2,777	(2,211)	(3,163)
Total assets	586	25,662	579	26,827

Year ended December 31, 2008:
Revenue	-	97,930	879	98,809
Depreciation and amortization	12	740	29	781
Income (loss) from continuing
operations	(5,120)	2,965	(742)	(2,897)
Total assets	640	24,209	547	25,396

Revenue by country is summarized as follows:

	Year Ended December 31,

	2010	2009	2008

United States of America	$35,667	$36,794	$40,421
Netherlands	42,242	42,344	44,173
Other	20,517	16,723	14,215

Total	$98,426	$95,861	$98,809

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 15 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

Property and equipment, net of accumulated depreciation and amortization, by country is summarized as follows:

	December 31,

	2010	2009

United States of America	$606	$849
Netherlands	638	803
Other	298	221

Total	$1,542	$1,873

NOTE 16 - SUBSEQUENT EVENTS

Notes Payable - Bank

In March 2011 and May 2011, the Company’s line of credit was amended to extend the expiration of the forbearance period to May 13, 2011 and May 31, 2011, respectively. The Company was assessed a 2% default interest rate premium on its outstanding borrowings during the extended forbearance period and all financial covenants continued to be suspended, except for its requirement to maintain a fixed charge coverage ratio of at least 1 to 1.

In connection with the extension of the forbearance period, the Company provided the commercial bank with a standby letter of credit of $775 as additional collateral for the line of credit for the duration of the extended forbearance period.

In May 2011, the Company entered into a loan and security arrangement (“New Line of Credit”) with a new lender to provide it with up to $9,000 in borrowings and letters of credit subject to certain limitations. The Company intends to use the revolving loans available under this arrangement to satisfy all of the outstanding obligations under its expiring line of credit arrangement. Borrowings under the New Line of Credit bear interest, which is payable monthly, at LIBOR plus 4.5% per annum, are secured by all of the assets Company’s subsidiary in the United States and guaranteed by the subsidiary’s parent in the United States. The New Line of Credit expires on May 25, 2013. The New Line of Credit also requires the Company to maintain certain financial covenants, including a minimum interest coverage ratio and EBITDA level.

In connection with the New Line of Credit, the Company also agreed to pay the new lender a commitment fee equivalent to 1% of the capital committed to the arrangement and a success fee over the term of the arrangement of $300.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 16 - SUBSEQUENT EVENTS (CONTINUED)

Services Agreement

In May 2011, the Company entered into a services agreement to outsource the performance of certain of its back-office operations, including payroll, billing, accounts receivable administration, accounts payable administration and other general accounting services. Pursuant to the terms of this arrangement, the Company will incur no less than $375 in annual fees associated with these services. The agreement is for an initial term of two years and can be extended for an additional period of one year at the option of the Company. In connection with the execution of this agreement, the Company also provided the service provider with the right of first refusal in connection with any potential sale of the Company’s business over the term of the services agreement.

Related Party Advances

Through June 30, 2011, the Company received $2,576 in unsecured advances from an entity related to its main shareholder, which increased the outstanding balance of its convertible notes payable to the related party to $18,799, including accrued interest.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

Financial Statement Schedule - Valuation and Qualifying Accounts
(U.S. $ in thousands)

	Beginning of year	Charges to Costs and Expenses	Charges to Other Accounts	Deductions (1)	End of Year

Allowance for doubtful accounts:
Year ended December 31, 2008	507	(51)	-	(128)	328
Year ended December 31, 2009	328	-	-	(78)	253
Year ended December 31, 2010	253	138	-	(52)	339

Allowance for net deferred tax assets:
Year ended December 31, 2008	21,832	950	-	-	22,782
Year ended December 31, 2009	22,782	544	-	-	23,326
Year ended December 31, 2010	23,326	(984)	-	-	22,342

(1) Write-off, net of recoveries.