Form 20-F
period 2011-12-31
ICTS INTERNATIONAL N V
filed 2012-05-11
CIK 1010134

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

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

Alon Raich, Tel: +31-20-3471077,

Email: alon@ictsinternational.com, Address: Same as above

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 8,036,698.

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

YES [X] NO [_]

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

3

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key information

Operations

ICTS International N.V. (“ICTS” or “Company”) was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the "Company") operate in three reportable segments: (a) corporate (b) aviation security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services business provide security and other services to airlines and airport authorities, predominantly in the United States and Europe. The technology segment is predominantly involved in the development and sale of identity security software to financial institutions and airport authorities, predominantly in Europe and Israel.

In December 2005, the Company committed to a plan to cease the operations of its entertainment business in the United States. Accordingly, as of that date, the assets, liabilities and results of operations of the entertainment business were classified as discontinued operations in the Company's consolidated financial statements. Since that date, the nature of the discontinued operations of the entertainment business consisted mainly of activities associated with the settlement of ongoing litigation, including disputes related to unpaid vendor and rent obligations, and the settlement of certain outstanding assessments with the Internal Revenue Service (“IRS”). In January 2011, the operations of the entertainment business were liquidated.

Selected Financial Data

Selected data set forth below have been derived from the ICTS Consolidated Financial Statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The Selected Consolidated Financial Data set forth below should be read in conjunction with Item 5 Operating and Financial Review and Prospects and the ICTS Consolidated Financial Statements and the Notes to those Consolidated Financial Statements included in Item 18 in this Annual Report.

The following table summarizes certain balance sheet data for the Company for the years ended December 31, 2011, 2010, 2009, 2008 and 2007:

	(U.S. Dollars in Thousands)
	December 31,
	2011	2010	2009	2008	2007
Cash and cash equivalents	$4,147	$4,583	$4,835	$3,750	$2,095
Total current assets	20,664	21,480	21,198	16,571	18,644
Total assets from
discontinued operations	—	—	—	—	2,873
Total assets	23,882	23,984	26,827	25,396	27,103
Total current liabilities	29,649	33,419	31,832	31,869	30,305
Total liabilities from
discontinued operations	1,858	7,645	1,222	9,174	10,619
Total liabilities	51,496	49,518	45,117	48,361	47,713
Shareholders' deficit	(27,614)	(25,534)	(18,290)	(22,965)	(20,610)

The following table summarizes certain statement of operations data for the Company for the years ended December 31, 2011, 2010, 2009, 2008 and 2007:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2011	2010	2009	2008	2007
Revenue	$105,931	$98,426	$95,861	$98,809	$64,780
Cost of revenue	94,496	85,624	82,490	84,777	52,080
GROSS PROFIT	11,435	12,802	13,371	14,032	12,700
Operating expenses:
Research and development	2,810	1,724	1,001	330	317
Selling, general and
administrative	16,100	14,211	14,313	15,341	13,338
Settlement loss, net	—	1,455	—	—	—
Total operating expenses	18,910	17,390	15,314	15,671	13,655
OPERATING LOSS	(7,475)	(4,588)	(1,943)	(1,639)	(955)
Other expenses, net	(719)	(2,232)	(1,638)	(856)	(3,580)
LOSS BEFORE EQUITY LOSS
FROM INVESTMENT IN
AFFILIATE AND INCOME TAX
BENEFIT (EXPENSE)	(8,194)	(6,820)	(3,581)	(2,495)	(4,535)
Equity loss from
investment in affiliate	—	(675)	—	—	(2,479)
Income tax benefit(expense)	259	(549)	418	(402)	(966)
LOSS FROM CONTINUING OPERATIONS	(7,935)	(8,044)	(3,163)	(2,897)	(7,980)
Income (loss) from
discontinued operations	5,787	(80)	6,086	928	5,422
NET INCOME (LOSS)	$(2,148)	$(8,124)	$2,923	$(1,969)	$(2,558)

NET INCOME (LOSS) PER
SHARE, BASIC AND DILUTED:
Continuing Operations	$(0.99)	$(1.01)	$(0.47)	$(0.44)	$(1.22)
Discontinuing Operations	0.72	(0.01)	0.90	0.14	0.83
Net income (loss) per share	$(0.27)	$(1.02)	$0.43	$(0.30)	$(0.39)
Weighted average number
of shares outstanding	8,014,882	7,949,661	6,790,707	6,528,100	6,528,100

Risk Factors

You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks are realized, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

Potential liability claims

As a result of the September 11th terrorist attacks, numerous lawsuits have been commenced against us and our U.S. subsidiary. The cases arise out of airport security services provided for United Flight 175 out of Logan Airport in Boston, Massachusetts, which crashed into the World Trade Center. Most of these cases have been settled at no cost to the Company. There are two cases remaining and the outcome of these cases is uncertain. If there is an adverse outcome with respect to any of these claims which is not covered by insurance, then there may be a significant adverse impact on us.

Losses in recent years

We incurred losses from continuing operations of $7.9 million, $8.0 million and $3.2 million in 2011, 2010 and 2009, respectively, and have a shareholders’ deficit of $27.6 million and $25.5 million as of December 31, 2011 and 2010, respectively. If we are unable to obtain new service contracts, increase revenues from aviation security services and achieve profitability, the viability of our Company will be in question, our financial condition and results of operations will be adversely affected and our share price will likely decline.

Auditors’ going concern opinion

We have a working capital deficit and a history of recurring losses from continuing operations and negative cash flows from operations. As of December 31, 2011 and 2010, we have a working capital deficit of $9.0 million and $11,9 million, respectively. During the years ended December 31, 2011, 2010 and 2009, we incurred losses from continuing operations of $7.9 million, $8.0 million and $3.2 million, respectively, and negative cash flows from operations of $6.4 million, $5.2 million and $4.6 million, respectively. In addition, we are also in default on our line of credit arrangement in the United States as a result of the violation of certain financial and non-financial covenants.

In their report, our independent registered public accounting firm, Mayer Hoffman McCann CPAs, stated that there is substantial doubt about our ability to continue as a going concern and our consolidated financial statements for the year ended December 31, 2011 were prepared assuming that we would continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to generate cash flows from our operations and obtain additional related party or third party financing. There can be no assurances that management's plans to generate sufficient cash flows from operations and obtain additional capital from related parties or third parties will be successful.

Loans from an entity related to our principal stockholder

Our financing activities have consisted primarily of convertible loans from an entity related to our principal shareholder. There is no assurance that our principal shareholder will continue making loans to us and even if loans are made, there is no assurance that the terms will be favorable to the Company.

Key personnel

Our success will largely depend on the services of our senior management and executive personnel. The loss of the services of one or more of such key personnel could have an adverse impact on our operations. Our success will also be dependent upon our ability to hire and retain additional qualified executive personnel. We cannot assure you that we will be able to attract, assimilate and retain personnel with the attributes necessary to execute our strategy. We cannot assure you that one or more of our executives will not leave our employment and either work for a competitor or otherwise compete with us.

Our contracts with airports or airlines may be canceled or not renewed

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

If our relationships with our major customers are impaired, then there may be a material adverse affect on our results of operations and financial condition. Our major customers include major airlines servicing the United States. Currently, our customers' financial results have suffered because of the economic slowdown, which affected our operations as a service provider, especially in the US. The airline industry continues to encounter difficulties and this may have a material adverse impact on our business.

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

The Aviation and Transportation Security Act (the "Security Act") has had a significant negative impact on our aviation security business in the USA. In addition, our ability to successfully market new systems will be dependent upon government regulations over which we have no control. Any existing or new regulation may cause us to incur increased expenses or impose substantial liability upon us. The likelihood of such new legislation is difficult to predict.

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

The market price of our common stock may be volatile, which may make it more difficult for you to resell your shares when you want at prices you find attractive

Main shareholders

As of December 31, 2011, there are three shareholders who hold more than 5% of the Company’s shares. All of them together hold approximately 81.3% of our shares (excluding conversion rights). Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

Mr. Menachem Atzmon, a director and chairman of the Supervisory Board of the Company, as a representative of the Atzmon Family Trust, owns or controls approximately 60.3% of our issued and outstanding common stock (excluding conversion rights). As a result of such ownership, and/or control, the Atzmon Family Trust is able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control.

Dividends

We cannot assure you that any dividends will be declared or paid on our common stock.

Laws in the Netherlands

As a Netherlands "Naamloze Vennootschap" (N.V.), public limited liability company, we are subject to certain requirements not generally applicable to corporations organized under the laws of jurisdictions within the United States. Among other things, the authority to issue shares is vested in the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the shareholders or by the Articles of Association to another corporate body for a period not exceeding five years.

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

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. The party that wishes to enforce such judgment in the Netherlands will have to institute second proceedings before a competent court in the Netherlands in order to obtain a similar decision that is capable of enforcement. A court in the Netherlands will, under current practice, normally issue a judgment incorporating the judgment rendered by the United States court if it finds that (i) the United States court assumed jurisdiction on international recognized grounds, (ii) the judgment was obtained in compliance with principles of due process, (iii) the judgment is final and conclusive and (iv) recognition of the judgment does not contravene the public policy or public order of the Netherlands. We cannot assure you that United States investors will be able to enforce any judgments in civil and commercial matters, including judgments under the federal securities laws against us or members of the Management or Supervisory Board (or certain experts named herein) who are residents of the Netherlands or countries other than the United States. In addition, a court in the Netherlands might not impose civil liability on us or on the members of the Management or Supervisory Boards in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

Item 4. Information on the Company

Unless the context indicates otherwise, all references herein to the "Company" or "ICTS" include ICTS International N.V., and its subsidiaries.

History and Development of the Company

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

In the wake of the events which occurred on September 11, 2001, the Federal Government of the United States, in November, 2001, enacted the Security Act Public Law 107-71. Under the Security Act, entities may provide aviation security services in the United States only if they are owned and controlled at least 75% by U.S. citizens. As a company organized under the laws of the Netherlands, ICTS is not able to comply with the ownership requirements under the Security Act. The Security Act is administered through the TSA.

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

In February 2005 the Company re-entered the European aviation security market. In March 2005, the Company established a wholly owned subsidiary, I-SEC International Security B.V. (“I-SEC”), under which all the European aviation security activities provided by ICTS are operated. Since then I-SEC established new subsidiaries throughout Europe and the Far East, in the Netherlands, France, England, Spain, Hungary, Germany, Japan and other countries.

Technology Business

Our technology business is primarily involved in the development and sale of identity security software to the aviation market and financial institutions, predominantly in Europe and Israel.

Entertainment Business

On December 23, 2003, the Company, through wholly owned subsidiaries, purchased from ITA International Tourist Attractions, Ltd., ("ITA") certain assets owned by ITA and used by it in the development, establishment and operation of motion-based entertainment theaters.

In early 2006, the Company closed its motion-based entertainment theaters. From this date on, the financial results of the entertainment business have been included in discontinued operations on the Company’s consolidated financial statements. The nature of the discontinued operations of the entertainment business consisted mainly of activities associated with the settlement of ongoing litigation, including disputes related to unpaid vendor and rent obligations, and the settlement of certain outstanding assessments with the IRS.

In January 2011, all the subsidiaries related to the entertainment business were liquidated.

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

In addition, I-SEC Technologies B.V. including its subsidiaries develops technological systems and solutions for aviation and non–aviation security.

Business Strategy

We are currently pursuing the following business strategy:

Aviation Security Operations in Europe

Through the I-SEC subsidiary, we supply aviation security to airports, airlines and governments in Europe and the Far East.

Aviation Services in the U.S.

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

Services

Services offered in Europe

I-SEC specializes in the provision of advanced aviation security services worldwide. These include security consulting and security handling: security profiling, checkpoint screening, hold baggage screening (“HBS”), CTX operation and operator training, cargo security and integrated services.

The Company benefits from the broad know-how and international operational experience it has acquired in more than two decades of intensive activity in the field of aviation security.

I-SEC's management and key personnel are widely recognized in the industry as developers of pioneering aviation security concepts, methods and technologies, focusing primarily on high-risk environments.

With its highly skilled and experienced professional staff, supported by proprietary technological innovations, I-SEC is ideally positioned to deliver cost-effective aviation security solutions and services to airlines and airports with varying operational volumes and needs.

I-SEC has subsidiaries in The Netherlands, France, Germany, UK, Spain, Belgium, Italy, Hungary, Portugal, Denmark, Romania and Russia, and is continuing to expand to other countries in Europe. Additionally, I-SEC currently operates at the three major Tokyo airports in Japan.

Building on its management's strong reputation and on its broad know-how and experience, it has renewed its commitment to provide its clients with security services at the highest professional level, while offering unprecedented cost savings, due, in part, to the integration of advanced, proprietary technologies.

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

I-SEC security agents are trained to carry out body searches and hand baggage searches thoroughly, yet with minimal interference to passengers.

Hold Baggage Operation (HBS)

Regulatory agencies in Europe and the USA require airlines to perform 100% hold baggage screening. I-SEC provides the trained manpower required to carry out these tasks, as well as training services for the airport's own staff.

I-SEC also offers In-Sight™ - an innovative interactive computer-based training system developed in-house for initial and recurrent training of X-ray operators.

In-Sight™ is TSA/FAA-certified, and currently serves thousands of operators throughout the USA and in 12 European countries.

Integrated Services

I-SEC provides a wide variety of integrated services, combining security with customer service, as well as aircraft clean & cabin search, etc. These integrated services which combine security processing based on numerous years of experience and expertise, fully complying with all local and international regulatory requirements, with a wide variety of customer service functions, enables airlines to improve customer services while reducing manpower needs and operational costs.

Security Profiling

I-SEC's unique profiling method, developed in the 1980s, has since been upgraded several times, and adapted to comply with amendments in regulatory requirements, as well as with changes in the threat environment and developing needs.

Passenger privacy and confidentiality are strictly maintained at all times, in accordance with all relevant regulations issued by both US and EU regulators.

Cargo Security

Company assessment: Analyzing the cargo security program currently employed; identifying gaps in coverage and points of non-compliance with regulations; and recommending requisite actions.

Security program implementation: Planning and implementation of a cargo security program; training the client's management team.

Staff training: Training the client's employees to operate in accordance with the relevant security requirements, while maintaining flexibility with regard to course content, scope, duration, location and the number of trainees.

I-SEC aviation security training services

Training programs and seminars

I-SEC's training programs are the product of over 20 years of expertise and experience in the development of training materials covering every aspect of airline and airport security operations and their implementation worldwide.

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

I-SEC's training products also include In-Sight™, the TSA/FAA-certified interactive computer-based training system developed in-house specifically for initial and recurrent training of checkpoint and HBS operators.

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

Security Concept Development

In order to enable the development of a cost-effective security system, that optimally meets the client's specific needs, an aviation security system must be constructed on the basis of a well thought-out security concept, which takes into consideration all relevant aspects and variables.

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

The client's staff members, at all levels, are trained to perform their relevant tasks, and are provided with ongoing consulting and support to ensure the smooth running of security operations.

Security surveys and audits

I-SEC's expert security consultants specializes in the performance of airports security surveys, the scope of which is determined together with the client, and can range from individual aspects of airport security to comprehensive, all-encompassing surveys. Special attention is focused on verification of compliance with all applicable regulations and presentation of recommendations regarding any amendments that may be required. Security surveys are particularly important as a step in the upgrading of an existing system – only by accurately mapping the existing system, all its components, strengths and weaknesses, is it possible to determine the required modifications.

As security systems are only effective if they continue to address existing and anticipated threats, and to fully comply with international and local regulatory requirements, periodical aviation security audits are of vital importance. I-SEC experts possess vast international experience in the performance of such audits, and recommending steps that must be taken to ensure full compliance and suitability of the aviation security system at all times.

Services offered in the United States

Prior to the enactment of the Security Act, Huntleigh was one of the leading providers of security and non-security aviation services in the United States. Huntleigh currently provides limited aviation security services and other separate services at approximately 26 airports in 20 states.

The limited security services provided by Huntleigh involve the following:

•	Charter Flight Screening for Airlines - which includes security check of passengers' body and carry-on items.
•	Cargo Security Screening - for some international and domestic carriers.
•	Aircraft Search – Search of the entire aircraft to detect dangerous objects.

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

Janitorial

Huntleigh provides janitorial services to airline airport offices, airline terminal areas, airline gates, police stations and office buildings.

Below the Wing Services

Below the Wing services include:

•	cleaning the aircraft interior
•	conducting cabin searches

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

Key features:

•	Full page document scanning (automated or push-button)
•	Hi-resolution document imaging
•	Photograph extraction
•	Full content extraction
•	Multi-layer identity authentication (performance enabled by client hardware capabilities)
•	Simple indications
•	Ability to investigate alerts, carry out manual double-checks and investigate template and watch-list libraries

FDI works with a range of operating system environments and terminals with minimal system requirements.

The system can work with a wide range of document scanners (from simple scanners to full featured 3-illumination enterprise scanners) and links with any type of biometric input device.

FDI-equipped terminals can work stand-alone or in real-time network with enterprise systems.

Electronic Identity Document Authentication System (“E-ID”)

E-ID is a fully automated system for authentication and enrollment of persons carrying electronic identity documents (ePassports, e-IDs/EMV cards).

E-ID is designed to speed-up full scope client authentication, capture/retrieve printed, embedded and electronic data, and capture document images.

Key features:

•	Full capture of electronic chip data (in compliance with country and industry regulations)
•	Handling of all common electronic security standards
•	Full page document scanning (automated or push-button)
•	Hi-res document imaging
•	Photograph extraction
•	Full content extraction
•	Multi-layer identity authentication (performance enabled by client hardware capabilities)
•	Simple indications
•	Ability to investigate alerts, carry out manual double-checks and investigate template and watch-list libraries

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

Bank Client Security and regulatory Compliance Solution

ICTS offers a unique front-end solution meeting the banking industry's security and regulatory compliance requirements, including Section 326 of the USA Patriot Act, while also ensuring that bank clients are provided with a high level of customer service. It is a fully automated banking check authentication system. Contrary to back-end systems offered by the competitors, our front-end solution incorporates unique features, such as a dynamic questionnaire, developed on the basis of ICTS's experience in detection of suspicious signs and in advanced document checks.

Marketing of Security Systems and Technology

We market our technologies by establishing projects with airports, airlines, banks and other existing and potential customers.

Major Customers

Revenue from three customers represented 53% and 69% of total revenue during the years ended December 31, 2011 and 2010 respectively. Accounts receivable from these three customers represented 42% and 49% of total accounts receivable as of December 31, 2011 and 2010 respectively. Revenue from two customers represented 56% of total revenue during the year ended December 31, 2009.

Revenue

Revenue in the U.S.

Our revenue in the United States during the years 2011, 2010 and 2009 totaled $35.8 million (34% of total revenue), $35.7 million (36% of total revenue) and $36.8 million (38% of total revenue) respectively.

Revenue in Europe, Japan and other locations

Our revenue in Europe, Japan and other locations during the years 2011, 2010 and 2009 totaled $70.1 million (66% of total revenue), $62.8 million (64% of total revenue) and $59.1 million (62% of total revenue), respectively.

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

Organizational Structure

The following are the significant subsidiaries of ICTS as of December 31, 2011:

ICTS USA, Inc. (New York - 100%) and its wholly-owned subsidiary, Huntleigh USA, Corp. (New York - 100%)

I-SEC Technologies B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries.

I-SEC Global Security B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries.

AU10TIX Ltd. (Cyprus – 100%).

Property, Plant and Equipment

We lease certain equipment and premises under various operating leases. Future minimum lease payments under such operating leases are as follows:

Year ended
December 31,
2012	$901
2013	500
2014	308
2015	288
2016	263
$2,260

Rent expense for the years ended December 31, 2011, 2010 and 2009 is $2.2 million, $1.8 million and $1.9 million, respectively.

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

In December 2005, the Company committed to a plan to cease the operations of its entertainment business in the United States. Accordingly, as of that date, the assets, liabilities and results of operations of the entertainment business were classified as discontinued operations in the Company's consolidated financial statements. Since that date, the nature of the discontinued operations of the entertainment business consisted mainly of activities associated with the settlement of ongoing litigation, including disputes related to unpaid vendor and rent obligations, and the settlement of certain outstanding assessments with the IRS. In January 2011, the operations of the entertainment business were liquidated.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are listed below. Please refer to Note 2 of ICTS's consolidated financial statements included in this Annual Report for the year ended December 31, 2011 for a summary of ICTS's significant accounting policies.

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

Stock-Based Compensation

Stock-based compensation to employees, including stock options, are measured at the fair value of the award on the date of grant based on the estimated number of awards that are ultimately expected to vest. The compensation expense resulting from stock-based compensation to employees is recorded over the vesting period of the award in selling, general and administrative expense on the accompanying consolidated statements of operations and comprehensive income (loss).

Stock-based compensation issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the stock-based compensation, whichever is more readily determinable.

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

Recently Issued Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 amends the FASB Accounting Standards Codification (“ASC”) to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in ASU 2011-05 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued ASC Update No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). The amendments in ASU No. 2011-12 are effective at the same time as the amendments in ASU 2011-05 so that entities will not be required to comply with the presentation requirements in ASU 2011-05 that ASU 2011-12 is deferring.  In order to defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in ASU 2011-12 supersede certain pending paragraphs in ASU 2011-05. The amendments are being made to allow the FASB time to re-deliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 are not affected by ASU 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. These requirements are applicable for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued ASC Update No. 2011-08, “Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (ASU 2011-08”). ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350, “Intangibles-Goodwill and Other.” The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company elected to adopt ASU 2011-08 on December 31, 2011. The adoption of this update did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not applicable to the Company’s consolidated financial statements.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2011, 2010 and 2009:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2011	2010	2009
Revenue	$105,931	$98,426	$95,861
Cost of revenue	94,496	85,624	82,490
GROSS PROFIT	11,435	12,802	13,371
Operating expenses:
Research and development	2,810	1,724	1,001
Selling, general and administrative	16,100	14,211	14,313
Settlement loss, net	—	1,455	—
Total operating expenses	18,910	17,390	15,314
OPERATING LOSS	(7,475)	(4,588)	(1,943)
Other expenses, net	(719)	(2,232)	(1,638)
LOSS BEFORE EQUITY LOSS FROM INVESTMENT IN
AFFILIATE AND INCOME TAX BENEFIT (EXPENSE)	(8,194)	(6,820)	(3,581)
Equity loss from investment in affiliate	—	(675)	—
Income tax benefit(expense)	259	(549)	418
LOSS FROM CONTINUING OPERATIONS	(7,935)	(8,044)	(3,163)
Income (loss) from discontinued operations	5,787	(80)	6,086
NET INCOME (LOSS)	$(2,148)	$(8,124)	$2,923

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009
Revenue	100.00%	100.0%	100.0%
Cost of revenue	89.2%	87.0%	86.1%
Gross profit	10.8%	13.0%	13.9%
Research and development expenses	2.7%	1.8%	1.0%
Selling, general and administrative expenses	15.2%	14.4%	14.9%
Settlement loss, net	0.0%	1.5%	0.0%
Operating loss	(7.1%)	(4.7%)	(2.0%)
Loss from continuing operations	(7.5%)	(8.2%)	(3.3%)
Income (loss) from discontinued operations	5.5%	(0.1%)	6.4%
Net income (loss)	(2.0%)	(8.3%)	3.1%

The following table sets forth, for the annual periods indicated, revenue generated by country:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2011	2010	2009
United States of America	$35,770	$35,667	$36,794
Netherlands	47,516	42,242	42,344
Other	22,645	20,517	16,723
Total	$105,931	$98,426	$95,861

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue. Revenue increased from $98.4 million in 2010 to $105.9 million in 2011. Revenue in the United States was fairly consistent at $35.8 million in 2011 and $35.7 million in 2010. Revenue generated in the Netherlands was $47.5 million in 2011 compared to $42.2 million in 2010. Revenue generated in the Netherlands in 2011 based on the 2010 exchange rates would have totaled $45.3 million. Increase in revenue generated in the Netherlands was a result of the provision of additional services to Schiphol Airport, our main customer in the Netherlands. Revenue outside the United States and the Netherlands increased from $20.5 million in 2010 to $22.6 million in 2011. The 2011 revenue generated outside the Unites States and the Netherlands based on the 2010 exchange rates would have totaled $19.4 million. The decrease relates primarily to our operations in France, where we experienced a decrease in the amount of services provided and expiration of contracts with certain customers.

Cost of Revenue. Cost of revenue increased from $85.6 million in 2010 or 87.0% of revenue to $94.5 million or 89.2% of revenue in 2011. The increase is attributable mostly to an increase in payroll and related costs and costs related to the dismissal of certain employees at our French subsidiary. As a result, our gross profit decreased from $12.8 million in 2010 to $11.4 million in 2011 and gross margin decreased from 13.0% in 2010 compared to 10.8% in 2011.

Research and Development Expensed (“R&D”). R&D expenses increased from $1.7 million in 2010 to $2.8 million in 2011. The increase relates primarily to salary and related expenses resulting from the expansion of our R&D efforts.

Selling, General and Administrative Expenses (“SG&A”). SG&A expenses were $16.1 million in 2011 or 15.2% of revenue, compared to $14.2 million or 14.4% of revenue in 2010. SG&A expenses increased as a result of a charge for a management bonus of $0.7 million to the manager of one of our European subsidiaries and the expansion of our operations in Europe to new locations.

Settlement Loss, net. The settlement loss in 2010 represented the net effects of the Company’s settlements with the TSA and DOL, which resulted in the write-off of $3.0 million in receivables from the TSA and reduction of $1.5 million in liabilities to the DOL. There were no such settlements in 2011.

Other Expense, net. We had net other expense of $0.7 million in 2011 compared to net other expense of $2.2 million in 2010. The decrease in other expenses resulted primarily from the recognition of $0.7 million of interest income related to uncertain income tax positions following a settlement with the IRS during the year ended December 31, 2011. In addition, we recognized a foreign currency transaction gain of $0.6 million in 2011 compared to a foreign currency transaction loss of $0.3 million in 2010. This other income was offset by an increase in interest expense. The increase in interest expense in 2011 compared to 2010 is due to: (a) an increase in the average balance outstanding on our convertible notes payable to a related party (interest expense of $1.1 million in 2011 compared to $0.8 million in 2010), (b) an increase in the average balance outstanding on our line of credit in the United States (interest expense of $1.0 million in 2011 compared to $0.7 million in 2010) and (c) amortization expense related to deferred financing costs of $0.2 million.

Equity loss from investment in affiliate. In March 2010, we purchased 5,400,000 shares of common stock in Inksure Technologies, Inc. (“Inksure”) for $675 pursuant to a private placement of Inksure’s securities. Despite the additional investment, our ownership interest decreased from 27.4% to 23.9% as a result of the participation of other investors in the private placement. Inksure develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products. There were no such additional investments in 2011 and we did not recognize equity income (loss) from our investment in Inksure as a result of the suspension of the use of the equity method due to the presence of cumulative losses.

Income Tax Benefit (Expense). We had an income tax benefit of $0.3 million in 2011 compared to an income tax expense of $0.5 million in 2010. The income tax benefit resulted from the reversal of $0.6 million of income taxes payable from our settlement of certain income tax assessments in the United States with the IRS.

Income (Loss) from Discontinued Operations. We had income from discontinued operations of $5.8 million in 2011 compared to a loss of $0.1 million in 2010. The income recognized from discontinued operations in 2011 results from our settlement of certain income tax assessments in the United States with the IRS.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

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

Cost of Revenue. Cost of revenue increased from $82.5 million in 2009 or 86.1% of revenue to $85.6 million, or 87.0% of revenue in 2010. The increase is attributable to an increase in payroll and related costs as a result of an increase in revenue and a larger-than-expected cost of revenue incurred at one of our European subsidiaries. As a result, our gross profit decreased from $13.4 million in 2009 to $12.8 million in 2010 and gross margin decreased from 13.9% in 2009 compared to 13.0% in 2010.

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

Other Expense, net. Other expenses in 2010 totaled $2.2 million compared to $1.6 million in 2009. This increase is mainly attributable to the increase in interest expense by $478 in 2010 due to: (a) an increase in the average balance outstanding on our convertible notes payable to a related party (interest expense of $763 in 2010 compared to $514 in 2009), (b) an increase in the interest rate payable on the Company’s line of credit in the United States (interest expense of $667 in 2010 compared to $588 in 2009) and (c) an increase of interest expense related to uncertain tax positions (interest expense of $602 in 2010, compared to $452 in 2009). Lastly, we incurred an additional loss of $228 on foreign currency transactions in 2010 compared to 2009.

Equity loss from investment in affiliate. In March 2010, we purchased 5,400,000 shares of common stock in Inksure for $675 pursuant to a private placement of Inksure’s securities. Despite the additional investment, our ownership interest decreased from 27.4% to 23.9% as a result of the participation of other investors in the private placement. Inksure develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products.

We suspended the use of the equity method to account for this investment in 2007 after our investment balance was reduced to zero. The additional investment was allocated to fund prior losses that were incurred after the suspension of the equity method. Accordingly, we recognized an equity loss from investment in affiliate of $675 for the year ended December 31, 2010.

Income Tax Benefit (Expense). We had an income tax expense in 2010 of $549 compared to an income tax benefit of $418 in 2009. The increase is attributable to: (a) an increase of $234 in our uncertain income tax positions as a result of a settlement reached on one of our outstanding assessments with the IRS, (b) an increase in our current income tax expense for certain locations in Europe and the Far East.

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

		Airport
		Security
		and other
		Aviation
	Corporate	Services	Technology	Total
	(U.S. Dollars in thousands)
Year ended December 31, 2011
Revenue	$—	$105,436	$495	$105,931
Depreciation and amortization	7	585	41	633
Loss from continuing
operations	(527)	(3,410)	(3,998)	(7,935)
Total assets	491	22,830	561	23,882

Year ended December 31, 2010
Revenue	—	97,819	607	98,426
Depreciation and amortization	11	675	34	720
Income (loss) from continuing
operations	(3,735)	(34)	(4,275)	(8,044)
Total assets	663	22,822	499	23,984

Year ended December 31, 2009
Revenue	—	95,146	715	95,861
Depreciation and amortization	11	681	23	715
Income (loss) from continuing
operations	(3,729)	2,777	(2,211)	(3,163)

Corporate Segment

Our loss from continuing operations decreased from $3.7 million in 2010 to $0.5 million in 2011. The decrease in the loss from continuing operations is primarily due to the recognition of income of $2.0 million related to the settlement of uncertain income tax positions with the IRS, offset by the increase in interest expense related to the convertible notes to related party, which increased to $1.1 million in 2011 compared to $0.8 million in 2010. In addition, we recognized a foreign currency transaction gain of $0.6 million in 2011 compared to a foreign currency transaction loss of $0.3 million in 2010. Moreover, loss from continuing operations in 2010 was affected by a one-time equity loss of $0.7 million incurred in connection with an additional investment in Inksure.

Loss from continuing operations increased slightly in 2010 compared to 2009 primarily due to the combined effects of the following: (a) a reduction in payroll and related costs, insurance and professional fees and (b) a one-time charge of $554 related to the issuance of common stock in 2009 to an entity related to our main shareholder, partially offset by: (a) a $675 equity loss incurred on our investment in Inksure and (b) an increase in interest expense related to the convertible notes payable to a related party and uncertain income tax positions.

Airport Security and Other Aviation Services Segment

Increase in revenue in 2011 of $7.6 million compared to 2010 relates primarily to (a) an increase in the provision of services in the Netherlands (b) new contracts in new locations such as Portugal and Denmark and (c) exchange rates effect of $1.6 million. The increase in the loss from continuing operations from $34 in 2010 to $3.4 million in 2011 is primarily attributable to: (a) larger payroll and related costs at our European subsidiaries (b) decrease of profitability following pricing discounts provided to a number of our customers and (c) an increase in foreign currency transaction losses.

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

Technology Segment

Decrease in revenue in 2011 of $0.1 million compared to 2010 relates primarily to expiration of a contract with one of our customers. The decrease in our loss in 2011 compared to 2010 is primarily attributable to the decrease in the selling, general and administrative expenses as a result of reductions in travel and entertainment expenses.

The increase in our loss from continuing operations in 2010 compared to 2009 results primarily in the payroll and related costs to support our research and development activities as well as increase in selling, general and administrative expenses resulting from the expansion of the technology segment.

Liquidity and Capital Resources

Our most significant expenditures consist of payroll and related costs and professional fees. We have historically financed such expenditures through cash flows from operations, funding received from a line of credit with a lender in the United States and borrowings from a convertible note arrangement with a related party.

As of December 31, 2011 and 2010, we had cash on hand of $4.1 million and $4.6 million, respectively (not including restricted cash of $3.8 million and $3.5 million as of December 31, 2011 and 2010, respectively, which serve as collateral for our line of credit and letters of credit in the United States).

We have a working capital deficit and a history of recurring losses from continuing operations and negative cash flows from operations. As of December 31, 2011 and 2010, we had a working capital deficit of $9.0 million and $11.9 million, respectively. During the years ended December 31, 2011, 2010 and 2009, we incurred losses from continuing operations of $7.9 million, $8.0 million and $3.2 million, respectively, and negative cash flows from operations of $6.4 million, $5.2 million and $4.6 million, respectively. In addition, we are also in default on our line of credit arrangement in the United States as a result of the violation of certain financial and non-financial covenants. Collectively, these factors raise substantial doubt about our ability to continue as a going concern.

The report of our independent registered public accounting firm on our 2011 consolidated financial statements includes an explanatory paragraph stating that there is substantial doubt with respect to our ability to continue as a going concern.

Management believes that our operating cash flows and related party / third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash flows from operations and obtain additional capital from related parties or third parties will be successful. In May 2012, we increased our borrowing capacity under the convertible notes payable to related party to $21.0 million.

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

Net cash used in operating activities in 2011 was $6.4 million. This use of cash resulted mainly from a net loss from continuing operations of $7.9 million and net cash provided by operating assets and liabilities of $0.5 million. This amount was partially offset by:(a) a noncash charge of $0.6 million for depreciation and amortization, (b) the amortization of deferred financing costs of $0.2 million and (c) bad debt expense of $0.2 million. Net cash provided by operating assets and liabilities of $0.5 million is primarily attributable to a decrease in income taxes payable of $7.6 million as part of our settlement agreement with the IRS and payment to the United States Department of Labor of $0.3 million. This was offset by an increase in accounts payable of $1.1 million, and an increase in accrued expenses and other current liabilities of $1.5 million.

Net cash used in operating activities in 2010 was $5.2 million. This use of cash resulted from a net loss from continuing operations of $8.0 million and net cash used in discontinued operations of $1.3 million. This amount was partially offset by: (a) a noncash loss of $1.5 million related to settlements with the DOL and TSA, (b) net cash provided by operating assets and liabilities of $1.3 million, (c) a noncash charge of $0.7 million for depreciation and amortization and (d) an equity loss from investment in affiliate of $0.7 million. Net cash provided by operating assets and liabilities of $1.3 million is primarily attributable to an increase accrued expenses and other current liabilities of $1.4 million and income taxes payable of $1.3 million, offset by a decrease in accounts receivable of $1.2 million.

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

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2011 was $1.1 million and consisted primarily of capital expenditures of $0.8 million and a $0.3 million increase in restricted cash.

Net cash used in investing activities in 2010 was $1.1 million and consisted primarily of our investment in Inksure of $0.7 million and capital expenditures of $0.6 million, partially offset by proceeds from sale of property and equipment of $0.2 million.

Net cash provided by investment activities in 2009 was $0.8 million and consisted primarily of capital expenditures.

Cash Flows from Financing Activities

Net cash provided by financing activities in 2011 was $7.8 million, which consisted primarily of an increase in net borrowings on our lines of credit in the United States of $1.5 million and $6.7 million of net proceeds from convertible note arrangement with a related party. Those amounts were offset by the payment of $0.5 million of financing costs associated with obtaining our new line of credit arrangement in the United States.

Net cash provided by financing activities in 2010 was $6.0 million, which consisted primarily in increase in net borrowings on our line of credit with a commercial bank in the United States of $0.6 million and $5.4 million of net proceeds from convertible note arrangement with a related party.

Net cash provided by financing activities in 2009 was $6.2 million which consisted primarily of a $1.2 million increase in a line of credit with a commercial bank in the United States, $3.9 million of proceeds from convertible note arrangement with a related party and $1.2 million in proceeds from the exercise of stock options.

We expect to continue to draw down from our convertible note arrangement with a related party as necessary to meet our short-term cash needs.

Borrowings

Line of Credit Arrangement - United States

We had an arrangement with a commercial bank, which provided us with up to $8.0 million in borrowings and letters of credit subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 95% of the Company's certificate of deposit, plus (iii) $0.8 million representing a standby letter of credit that was provided to the commercial bank by an entity related to our main stockholder, minus (iv) letter of credit obligations, minus (v) $0.5 million representing a discretionary reserve established by the commercial bank. Borrowings under the arrangement were secured by the accounts receivable of one of our subsidiaries in the United States, a $3.5 million certificate of deposit and the $0.8 million letter of credit that was provided to the commercial bank by an entity related to our main stockholder. Borrowings made under the commercial bank arrangement were designated as either prime rate or LIBOR loans at the option of the Company. Prime rate loans bear interest, which is payable monthly, at the bank's prime rate plus 1% per annum. LIBOR loans bear interest, which is payable monthly, at LIBOR plus 350 basis points, per annum. The credit facility includes various financial and non-financial covenants, including the maintenance of a specified fixed charge coverage ratio and a minimum level of EBITDA.

In May 2011, we entered into a new credit facility with an independent lender to replace our previous line of credit arrangement and repay all amounts owed to the commercial bank. The new credit facility provides us with up to $9.0 million in borrowings subject to a borrowing base limitation. The borrowing base limitation is equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of the Company's $3.5 million in cash collateral plus (iv) 95% of a $0.8 million standby letter of credit that was provided to the lender by an entity related to our main stockholder. Borrowings under the new credit facility are secured by the accounts receivable and unbilled receivables, equipment, cash and cash equivalents, a $3.5 million certificate of deposit, and the $0.8 million letter of credit that was provided to the lender by an entity related to our main stockholder. The new credit facility expires on May 25, 2013. Borrowings made under the new credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.75%) plus 4.5% per annum. The credit facility includes various financial and non-financial covenants, including the maintenance of a specified fixed charge coverage ratio and a minimum level of EBITDA.

In July 2011, we amended the new credit facility to increase the maximum borrowing amount to $10.0 million and permit us to include 100% of our $3.5 million in cash collateral into the borrowing base limitation.

In October 2011, we amended the new credit facility to temporarily increase the maximum borrowing amount to $11.0 million for October 2011 and November 2011.

In December 2011, we amended the new credit facility to revise the borrowing base limitation to: (i) 80% of eligible accounts receivable, as defined, plus (ii) 70% of eligible unbilled receivables, as defined, plus (iii) 100% of the Company's $3.5 million in cash collateral plus (iv) 95% of a $0.8 million standby letter of credit that was provided to the lender by an entity related to our main stockholder.

Line of Credit Arrangement - Europe

In September 2011, we entered into a line of credit arrangement with a commercial bank to provide us with up to €0.3 million ($0.4 million as of December 31, 2011) in borrowings and €63 ($81 as of December 31, 2011) in guarantees. Borrowings under the line of credit arrangement bear interest, which is payable monthly, at 6% per annum. The line of credit arrangement is secured by the accounts receivable of one our European subsidiaries ($3.1 million as of December 31, 2011) and expires on January 1, 2013.

Convertible Notes Payable to Related Party

In April 2008, we entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide us with up to $6.7 million in revolving loans through November 2010. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is payable at maturity, at LIBOR plus 1.5% per annum. The arrangement is secured by a 26% interest in one of our European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into our common stock at a price of $2.75 per share.

In April 2009, we entered into a new arrangement with an entity related to our main shareholder, which replaced all previous arrangements between the parties, to provide us with up to $7.3 million in revolving loans through November 2011. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by our European commercial bank. The arrangement is secured by a 26% interest in one of our European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into our common stock at a price of $2.10 per share.

In September 2009, the Company entered into a new arrangement with an entity related to our main shareholder, which replaced all previous arrangements between the parties, to provide us with up to $10 million in revolving loans through November 2011. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by our European commercial bank. The arrangement is secured by a 26% interest in one of our European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into our common stock at a price of $2.10 per share.

In May 2010, we entered into a new arrangement with an entity related to our main shareholder, which replaced all previous arrangements between the parties, to provide us with up to $12 million in revolving loans through November 2012. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by our European commercial bank. The arrangement is secured by a 26% interest in one of our European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into our common stock at a price of $2.10 per share.

In September 2010, we entered into a new arrangement with an entity related to our main shareholder, which replaced all previous arrangements between the parties, to provide us with up to $14 million in revolving loans through November 2012. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by our European commercial bank. The arrangement is secured by a 26% interest in one of our European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into our common stock at a price of $2.10 per share.

In November 2011, we entered into a new arrangement with an entity related to our main shareholder, which replaced all previous arrangements between the parties, to provide us with up to $19 million in revolving loans through November 2013. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by our European commercial bank.

The arrangement is secured by a 26% interest in one of our European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into our common stock at a price of $2.10 per share.

In May 2012, we entered into an arrangement with an entity related to our main shareholder, which replaced all previous arrangements between the parties, to provide us with up to $21 million in revolving loans through November 2013. The term of the arrangement can be automatically extended for four additional six month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by our European commercial bank. The arrangement is secured by a 26% interest in one of our European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into our common stock at any time at a price of $2.10 per share.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $2.8 million, $1.7 million and $1.0 million during the years ended December 31, 2011, 2010 and 2009, respectively.

Trend Information

Labor market conditions may require the Company to increase its prices. Cost of labor is the main variable in determining any cost increases. The Company is affected by the worldwide economic slowdown, which affects the aviation industry. As the Company is a service provider to this industry, it affects the results of the Company.

Off-Balance Sheet Arrangements

The Company is a party to a consulting arrangement with a former employer, a service agreement and various operating lease arrangements. In addition, the Company has no unconsolidated special purpose entities.

The following table summarizes our future contractual obligations as of December 31, 2011:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
		Less than	1-3	4-5	more than
	Total	1 year	years	years	5 years
Line of credit (1)	$8,086	$8,086	$—	$—	$—
Convertible notes payable -
related party (including interest)	20,846	—	20,846	—	—
Operating lease obligations	2,260	901	1,096	263	—
Consulting and service agreements	932	591	341	—	—
Liability to Department of Labor	1,015	164	624	227	—
Future interest and fees on line of
credit and convertible notes
payable to related party (2)	4,848	2,350	2,498	—	—
	$37,987	$12,092	$25,405	$490	$—

(1)	Borrowings under the line of credit were repaid in May 2011 and replaced by a line of credit with a new financial institution.
(2)	Interest and fees are estimated based on future interest rates expected to be applicable.

The following table summarizes the Company’s other future commercial obligations as of December 31, 2011:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)

		Less than	1-3	4-5	more than
	Total	1 year	years	years	5 years

Guarantees	$81	$81	$—	$—	$—
Letters of credit	274	274	—	—	—
	$355	$355	$—	$—	$—

Item 6. Directors, Senior Management and Employees

The following table lists the directors and executive officers of ICTS:

	Age	Position
	---	--------
Menachem Atzmon	68	Chairman of the Supervisory Board
David W. Sass	76	Member of the Supervisory Board
Gail F. Lieberman	68	Member of the Supervisory Board, Member of the Audit Committee and the Compensation Committee
Elie Housman	75	Member of the Supervisory Board, Chairman
		of the Compensation Committee
Gordon Hausmann	66	Member of the Supervisory Board, Member of the Compensation Committee and Member of the Audit Committee
Philip M. Getter	75	Member of the Supervisory Board, Chairman
		of the Audit Committee
Ran Langer	66	Managing Director
Raanan Nir	63	Managing Director
Alon Raich	36	Chief Financial Officer

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

Gail F. Lieberman, age 68, is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. She has been a Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group).  Ms. Lieberman is a director of Dara Biosciences (NASDAQ: DARA) since April 2009 and is currently chair of the compensation committee as well as a member of the audit committee; She is also a director of the South Central Connecticut Regional Water Authority since January 2012.  She has served on the board of FTEN, a private financial services technology company and for three public companies in the healthcare and aerospace sectors: I-Trax Inc. (Amex: DMX); TriPath Imaging Inc. (NASDAQ: TPTH); and Breeze-Eastern Corporation (Amex: BZC).  Ms. Lieberman has also served as the Audit Committee Chair for I-Trax, Inc. and Breeze-Eastern Corporation. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

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

Summary Compensation Table

The following table sets forth compensation earned by the current executive officers and the highest paid executives during 2011 (U.S. Dollars in thousands):

					Non-equity	Nonqualified	Number	Number
Name and					Incentive	Deferred	of	of
Principal				All Other	Plan	Compensation	Option	Stock
Position	Year	Salary	Bonus	Compensations	Compensation	Earnings	Awards	Awards	Total
		$		$	$	$			$
Avraham Dan	2011	—	—	—	—	—	—	—	—
Previous
Managing	2010	180	—	—	—	—	—	—	180
Director	2009	180	—	—	—	—	—	—	180

Ran Langer	2011	—	—	—	—	—	—	—	—
Managing	2010	—	—	—	—	—	—	—	—
Director	2009	—	—	—	—	—	—	—	—

Raanan Nir	2011	—	—	66	—	—	—	—	66
Managing	2010	—	—	48	—	—	—	—	48
Director	2009	—	—	50	—	—	—	—	50

Doron Zicher	2011	306	883	32					1,221
General	2010	289	338	31	—	—	—	—	658
Manager of a	2009	284	336	36	—	—	—	—	656
Subsidiary

Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $10 and a fee for each Board or committee meeting attended of $1. The Chairman of the Audit Committee receives an additional $20 per year. As of December 31, 2011, no director’s fees have been paid for the past three years.

Mr. Dan served as the Company’s Managing Director during the years 2004 - 2010. Since January 1, 2011 Mr. Dan is currently employed by the Company as a consultant under a three year employment agreement, at a monthly compensation of $18.

Mr. Langer has been employed as Managing Director since 2004 without compensation.

Mr. Nir has been employed as a Managing Director since 2008 at an annual cost of $66, $48 and $50 during the years 2011, 2010 and 2009, respectively.

Mr. Doron Zicher has been employed as a General Manager of the Company’s European subsidiaries under a five year employment agreement commencing January 1, 2005. Mr. Zicher’s employment agreement was extended effective January 1, 2010 for a period of two years at a monthly compensation of 17 Euros($22 as of December 31, 2011). Mr. Zicher is also entitled to benefits and a bonus in the amount of 5% of net income of two of the Company’s European subsidiaries and 2.5% of adjusted net income, as defined, of all other subsidiaries involved in the aviation security business with exception of the Company’s subsidiaries in the United States. In addition, Mr. Zicher is entitled to receive a bonus, net of sale expenses, of 8% of the sale proceeds in the event the Company’s I-SEC subsidiary is sold.

In February 2012, the Company entered into a non-cancellable employment and termination agreement with the manager of one of its European subsidiaries. Under the terms of the agreement, the manager is entitled to a special bonus payment over the term of the agreement of €1.5 million ($1.9 million as of December 31, 2011), of which €0.3 million ($0.4 million as of December 31, 2011) was paid during the year ended December 31, 2011. The timing of the remaining bonus payments is at the discretion of the Company unless certain performance conditions are met. The agreement will continue until the additional bonus payment is earned and paid in full. At such time, the manager will cease to be employed at the Company.

This agreement supersedes and replaces all previous agreements between the Company and the employee, with the exception of certain provisions in the original employment agreement surrounding the manager’s right to earn a bonus upon the sale of one of the Company’s European subsidiaries remain in effect

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2011.

	Salaries, fees,	Pension, retirement
	commissions	and other
	and bonuses	similar benefits
	(in thousands)
Directors as a group (6 persons)	$90	$-
All officers as a group (8 persons)	$1,811	$45

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

The members of the Supervisory Board as of December 31, 2011 and the initial year they joined the Board are as follows: Menachem Atzmon (1999), Elie Housman (2002), Gordon Hausmann (2005), David W. Sass (2002), Gail F. Lieberman (2010) and Philip M. Getter (2003).

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

We do not have a Nominating Committee. The members of the Audit Committee and Compensation Committee are all independent and were never officers or employees of ICTS except Mr. Elie Housman, who for a short period, was chairman of the Board of ICTS.

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

Employees

As of December 31, 2011, we have 3,756 employees, of which 1,343 employees are located in Europe and 2,413 are located in the United States.

Share Ownership

See tables under Item 7: "Major Shareholders" and "Related Party Transactions" below.

Options to Purchase Securities

In 1999, the Company adopted the 1999 Equity Incentive Plan and reserved 600,000 shares of common stock for future issuance. The plan expired in 2009.

In February 2005, the Company adopted the 2005 Equity Incentive Plan and reserved 1,500,000 shares of common stock for future issuance. The plan expires in 2015 (the "Plan").

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

There are no outstanding options under the plan. Options available for grant under the plans are 1,083,989.

On December 2008 shareholders adopted the 2008 Employee, Director and Commitment Stock Option Plan (the "Plan"). The Plan provides a means whereby employees, officers, directors, and certain consultants and independent contractors of the Company ("Qualified Grantees") may acquire the Common Shares of the Company pursuant to grants of (i) Incentive Stock Options ("ISO") and (ii) "non-qualified stock options". A summary of the significant provisions of the Plan is set forth below. The following description of the Plan is qualified in its entirety by reference to the Plan itself.

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

As of December 31, 2011, there were no outstanding options under the plan. Options available for grant under the plans are 1,500,000. The plans expire by its terms up to 2018.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Common Shares as of May 1, 2012 with respect to:

(1) Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Shares.

(2) Each director or officer who holds more than 1% of the Common shares.

(3) All directors and officers as a group. None of the directors or officers, excluding Mr. Menachem Atzmon, owns 1% or more of ICTS outstanding share capital.

	Percent of
	Amount Beneficially	Common Shares
Name Shareholders Holding Five Percent or More	Owned (a)	Outstanding (b)

Atzmon Family Trust (c)	4,847,226	60.30%

Nicholas P. Monteban, Xalladio Holding B.V.
and Galladio Capital Management B.V.	665.000	8.3%

Amos Megides	1,025,692	12.8%

All officers and directors as a group including
the Atzmon Family Trust (10 persons)	5,211,675	62%

(a) The amounts include common shares owned by each of the above, directly or indirectly.

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

(c) 1. The Atzmon Family Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Aragata Holdings Co., Limited., which holds approximately 60.3% of the issued and outstanding Common Shares on behalf of the Trust. Mr. Atzmon disclaims any beneficial interest in the Atzmon Family Trust. Aragata Holdings Co., Limited and the Atzmon Family Trust may be able to appoint all the directors of ICTS and control the affairs of ICTS.

2. As of May 1, 2012 the Company received loans from related party in total amount of $19.8 million and accrued interest of $3.3 million. The loan is convertible to the Company’s common stock at a rate of $2.10 per share. The calculation above does not take into consideration the conversion of those loans.

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

Related Party Transactions

Entities related to two of our board members provide legal services to us. Legal expense related to these services is $136, $140 and $114 for the years ended December 31, 2011, 2010 and 2009, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $133 and $108 due for these services as of December 31, 2011 and 2010, respectively.

In January 2009, we engaged the services of a related party to provide certain selling services to our technology segment. We incurred expenses of $107, $87 and $77 for such services for the years ended December 31, 2011, 2010 and 2019, respectively.

In June 2009, a European bank, issued a performance guarantee in the amount of €1.2 million ($1.6 million as of December 31, 2011) to one of our customers to secure our performance under a service contract. The performance guarantee extends for the period June 24, 2009 through April 16, 2013. To secure the European bank’s guarantee, an entity related to our main shareholder provided a guarantee to the European bank for the same amount.

In July 2009, we issued 300,000 shares of fully vested, non-forfeitable common stock to an entity related to our main shareholder as consideration for guaranteeing certain of our obligations. We recognized the fair value of the shares on the date of issuance of $554 in selling, general and administrative expenses in the accompanying statements of operations and comprehensive income (loss).

In January 2010, we engaged the services of an entity owned by a related party to provide us with certain selling services to its technology segment. We incurred expenses of $60 for such services for each of the years ended December 31, 2011 and 2010. The contract expired on December 31, 2011.

In June 2010, an entity related to our main shareholder provided a letter of credit of $0.6 million to a commercial bank to guarantee an extension of a borrowing arrangement on behalf of one of our subsidiaries. In September 2010, the letter of credit was increased to $0.8 million. In May 2011, pursuant to our new credit facility in the United States, this standby letter of credit was transferred to the Company’s new independent lender.

The Company has an arrangement with an entity related to its main shareholder to provide it with revolving loans. See liquidity and capital resources section for further information on this arrangement.

The Company has an ownership interest in Inksure of 24.1% and 23.9% as of December 31, 2011 and 2010, respectively. The Company’s chief financial officer serves as a non-employee director of Inksure. In addition, one of the members of the Company’s Board of Directors also serves as a non-employee director of Inksure. In March 2010, the Company purchased 5,400,000 shares of Inksure’s common stock for $0.7 million pursuant to a private placement of Inksure Technologies, Inc. securities, which decreased its ownership percentage in Inksure from 27.4% to 23.9%.

Item 8. Financial Information

The Consolidated Financial Statements and Financial Statement Schedule are included herein on pages F-1 through F-39.

Legal Proceedings

United States Transportation Security Administration

In February 2002, we awarded a security services contract (the "TSA Contract") by the TSA to continue to provide security services in all of its current airport locations until the earlier of either the completed transition of these security services on an airport-by-airport basis to the United States Transportation Security Administration or November 2002. In accordance with the terms of the TSA Contract, the United States Federal government provided the Company with a non-interest bearing advance payment of approximately $26 million, of which we have repaid $11.7 million. As of December 31 2009, the amount due from the TSA with respect to services provided under the TSA Contract was $17.3 million. We have reflected the amount due from the TSA of $3 million, net of the remaining unpaid advance, as a receivable from TSA on the accompanying balance sheet as of December 31, 2009.

In December 2010, we entered into a settlement agreement with the TSA whereby both parties agreed to withdraw all claims and contractual rights, including the ability to seek further compensation, from one another. As a result of the settlement arrangement, we wrote off the $3.0 million receivable from the TSA and recognized a settlement loss of $3.0 million.

United States Department of Labor

The DOL finalized its audit of the pay rates used to compensate employees for services rendered pursuant to the TSA Contract in 2003. The DOL concluded that in certain instances, employees had not been paid the correct base rate, fringe benefits, vacation and holiday pay resulting in a penalty of $7.1 million. In 2007, we reached a settlement with the DOL with respect to this claim and agreed to pay them $3.0 million, which was expected to be paid with the proceeds received from any settlement with the TSA.

In December 2010, we entered into a settlement arrangement with the DOL whereby the DOL agreed to reduce the amount of the liability to $1.5 million, but retained the right to reinstate the amount owed back to $3.0 million if we become delinquent on any of its scheduled payment obligations.

September 11, 2001 Terrorist Attacks

As a result of the September 11, 2001 terrorist attacks, numerous lawsuits charging the Company with wrongful death and/or property damage were commenced in the United States District Court, Southern District of New York (the “Court”), resulting from certain airport security services provided by the Company for United Flight 175 out of Logan Airport in Boston, Massachusetts.

All of the wrongful death personal injury cases have settled or dismissed at no cost to the Company because the payments were covered by the Company’s insurance. The settlements were approved by the Court, but because of disputes with respect to the estate of one decedent, that matter currently is on appeal to the Second Circuit Court of Appeals.

All but two of the property loss cases also have been settled at no cost to the Company, because the payments were covered by our insurance. Two of the property loss cases remain pending against, among others, the Company. The defendants are hopeful that the remaining property loss cases will be dismissed shortly, but the result is expected to be appealed by the plaintiffs.

In any event, we already have paid the limits of its liability insurance in settlement costs. The Company contends that a federal statue passed after the events of September 11, 2001 protects it from having to make any further monetary payments, regardless of whether it is found liable in any of the remaining cases.

Former Employee Claims

We are subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $620. At the present time, the Company is not able to determine the likelihood of an unfavorable outcome or estimate a range of potential loss related to these matters.

Audiovisual-Washington, Inc

In September 2005, Avitecture, Inc. (a/k/a Audiovisual-Washington, Inc.) ("Avitecture") filed a Demand for Arbitration and Mediation against one of the Company's subsidiaries in the United States of America with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that the subsidiary owes Avitecture $0.2 million for audio, video and control systems. The case was decided against our subsidiary in an arbitration proceeding, which resulted in an award to Avitecture of $0.2 million. The arbitrator's decision was affirmed by the Superior Court of New Jersey in May 2007 and the Appellate Court in February 2008. In 2009, as a result of our entertainment segment being liquidated, the $0.2 million previously accrued by the Company was written off and recognized in income (loss) from discontinued operations.

Turner Construction Company

In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against one of the Company's subsidiaries in the United States of America with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleges that pursuant to a written agreement dated in October 2003, the subsidiary owes Turner $0.9 million for work and/or services performed. In an arbitration proceeding, the arbitrator awarded Turner $1.0 million plus interest. This award was affirmed on appeal. In 2009, as a result of the Company’s entertainment segment being liquidated, the $1.0 million previously accrued by the Company was written off and recognized in income (loss) from discontinued operations.

Landlord Claims

Two of our subsidiaries have been sued by their former landlord (which is the same entity for both properties) alleging breach of their respective leases. The former landlord was seeking unpaid rent for the entire terms of the leases for $2.6 million in Atlantic City, New Jersey and $3.7 million in Baltimore, Maryland, plus legal fees. The In January 2008, a judgment of $2.6 million was awarded in favor of the former landlord. The subsidiary has filed an appeal to challenge the judgment. In July 2009, the Company entered into a settlement arrangement with the former landlord to resolve all disputes between the parties related to the unpaid rent obligations and agreed to pay $2.6 million to the former landlord in four equal installments during 2009 and 2010.

Item 9. The Offer and Listing

Our shares of common stock are currently traded on the Bulletin Board OTC under the symbol ICTSF.OB.

The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2007	$2.79	$1.40
2008	$2.30	$1.70
2009	$2.55	$1.50
2010	$2.80	$1.25
2011	$1.50	$0.40

The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2011	High	Low
First quarter	$1.25	$0.40
Second quarter	$0.90	$0.60
Third Quarter	$1.50	$0.60
Fourth Quarter	$1.16	$0.80

2010	High	Low
First Quarter	$2.80	$2.15
Second Quarter	$2.35	$1.85
Third Quarter	$2.30	$1.75
Fourth Quarter	$1.85	$1.25

2009	High	Low
First quarter	$2.25	$1.50
Second quarter	$2.55	$1.50
Third Quarter	$2.25	$1.80
Fourth Quarter	$2.25	$1.82

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

Shares

Our authorized share capital is currently divided into 17,000,000 common shares, par value 0.45 Euro per common share. The common shares may be in bearer or registered form. As of December 31, 2011, 8,036,698 shares were issued and outstanding.

Dividends

The Supervisory Board, may decide that all or part of the Company's profits should be retained and not be made available for distribution to shareholders. Those profits that are not retained shall be distributed to holders of common shares, provided that the distribution does not reduce shareholders' equity below the issued share capital increased by the amount of reserves required by Netherlands law. Dividends on common shares may be paid out of annual profits shown in the Company’s annual accounts, which must be adopted by the general meeting. At its discretion, subject to statutory provisions, the Management Board may, with the prior approval of the Supervisory Board, distribute one or more interim dividends on the common shares before the annual accounts have been adopted by the Company's general meeting.

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

Amendment of Articles of Association and Winding Up

A resolution presented to the general meeting amending the Company's Articles of Association or winding up the Company may only be taken after a proposal made by the Management Board. A resolution to dissolve the Company must be approved by at least a two-third majority of the votes cast, in a meeting in which holders of at least fifty percent (50%) of the outstanding common shares are represented.

Adoption of Annual Accounts

Our annual Netherlands statutory accounts, together with a certificate of its auditors, will be submitted to the general meeting of shareholders for adoption. Contrary to what is provided in the Company’s Articles of Association, approval of the annual accounts by the shareholders does not discharge the Management Board and the Supervisory Board from liability for the performance of their respective duties for the past financial year. In order to discharge the Supervisory Board and Management Board and their members from liability a separate resolution thereto needs to be adopted by the general meeting of shareholders (which resolution can be adopted in the same meeting in which the annual accounts will be adopted). Under Netherlands law, this discharge is not absolute and will not be effective with respect to matters which are not disclosed to the shareholders.

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

Repurchase and Cancellation of Shares

We may repurchase our common shares, subject to compliance with the requirements of certain laws of the Netherlands (and provided the aggregate nominal value of the Company's common shares acquired by it at any one time amounts to no more than one-tenth of its issued share capital). Common shares owned by the Company may not be voted or counted for quorum purposes. Any such purchases are subject to the authorization of the general meeting of shareholders. Such authorization is not effective for more than 18 months. The Company may resell shares it purchases. Upon a proposal of the Supervisory Board, the Company's general meeting shall have the power to decide to cancel shares acquired by the Company or to reduce the nominal value of the common shares. Any such proposal is subject to general requirements of Netherlands law with respect to reduction of share capital.

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

There are no limitations imposed by Netherlands law or the Company's charter documents on the right of non-resident or foreign owners to hold or vote Common Shares.

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

Foreign Tax Credits

U.S. Holders will generally be entitled to claim a credit against their United States federal income tax liability for the amount of Netherlands dividend withholding tax imposed on dividends paid to U.S. Holders. See Netherlands Dividend Withholding Tax. U.S. Holders who are entitled to the benefits of a reduced rate of Netherlands dividend withholding tax under the U.S. Tax Treaty will be allowed a credit for only the amount of withholding tax provided for under the U.S. Tax Treaty (i.e. 15%). However, the full amount of the dividend, including any withheld amounts, will be subject to current United States federal income taxation whether or not such Holder obtained a refund of the excess amount withheld. In the event the Company pays a dividend to a U.S. Holder out of the earnings of a non-Dutch subsidiary, however, it is possible that under certain circumstances such U.S. Holder would not be entitled to claim a credit for a portion of any Dutch taxes withheld by the Company from such dividend. The portion of Dutch withholding tax that may not be creditable in this instance equals a maximum of 3% of the gross amount of such dividend (or 20% of the Dutch taxes withheld in the case of a U.S. Holder entitled to claim a 15% withholding rate under the U.S. Tax Treaty). This limitation could potentially apply only under circumstances where the Company pays dividends on the shares.

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

Backup Withholding and Information Reporting

Payments in respect of the shares may be subject to information reporting to the IRS and to a 31% U.S. backup withholding tax. Backup withholding generally will not apply, however, to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification) and a non-US Holder will provide such certification on a version of Form W-8 (Certificate of Foreign Status).

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

If the Company is a PFIC for any taxable year during which a U.S. Holder holds shares, the U.S. Holder will be subject to special tax rules with respect to:

•	any “excess distribution” that the U.S. Holder receives on shares, and
•	any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the shares,

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

Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Alternatively, if we were to become a PFIC, a U.S. Holder may make a mark-to-market election to elect out of the excess distribution rules discussed above. If a U.S. Holder made a mark-to-market election for the shares, the U.S. Holder would include in income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of the U.S. Holder’s taxable year over the U.S. Holder’s adjusted basis in such shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other dispositions of the shares are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares, as well as to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. A U.S. Holder’s basis in the shares will be adjusted to reflect any such income or loss amounts.

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

Tax assessment in the U.S

The Company was subject to a tax examination for one of its subsidiaries in the United States by the IRS for the tax years 2002 to 2004. In connection with this examination, the subsidiary was required to provide information regarding its treatment of certain expenses. The IRS proposed a number of adjustments to the subsidiary's filed income tax returns for the tax years 2002 to 2004, which collectively resulted in an assessed income tax liability of $12.3 million. Management vigorously contested the merit of the proposed adjustments and established a reserve of $10.7 million, including interest and penalties of $4.8 million, as of December 31, 2010 to reflect the adjustments that it considered to be more likely than not to be upheld upon the ultimate resolution of this matter. In July 2011 and January 2012, the Company entered into arrangements with the IRS to settle all outstanding claims against it for $3.3 million, including $0.9 million in interest. The IRS did not assess any penalties as part of the settlement.

Taxes in the Netherlands

The following is a general non-exhaustive discussion of the tax laws in the Netherlands as they relate to the operations of the Company.

Corporate Income Taxes

We are incorporated under the laws of the Netherlands and are therefore subject to the tax laws of the Netherlands. In 2011 the standard corporate income tax rate was 20% on profits up to €0.2 million ($0.3 million as of December 31, 2011) and 25% for the excess. In 2012 the standard corporate income tax rate will be the same as in 2011.

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

Participation Exemption

Under the Dutch participation exemption regime that is applicable as from 1 January 2011, roughly summarized, when determining whether or not the participation exemption is applicable, it should first be considered with what objective the parent company holds its participation in the subsidiary company.

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

Limitations on loss compensation may also apply in the case of so-called "holding losses", being losses incurred in a book year during which the activities of ICTS (jointly with the subsidiary companies that form part of the fiscal unity for Dutch corporate income tax purposes) for the entire or almost entire year, entirely or almost entirely consist of the holding of participations or the financing of related companies. This will be deemed not to be the case if at least 25 employees are engaged in other activities on a full-time basis.

Interest box and innovation box

As of January 1, 2007, changes to the Dutch corporate income tax legislation included the introduction of an "interest box" and an innovation box (formerly: "patent box").

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

To stimulate the economy, investments in new assets in 2009, 2010 and 2011 can be depreciated at will, with a maximum of 50% in the year of investment. Investments in 2009 should come into operation before 1 January 2012. Investments in 2010 and 2011 should come into operation before January 1, 2013 and January 1, 2014, respectively. Excluded from the accelerated depreciation are, amongst others, investments in real estate, intangible assets and cars.

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

Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2011, approximately 34% of the Companies revenues were derived in the United States, and approximately 66% was derived in Europe and the Far East. The Company is subject to market risks associated with foreign currency exchange rate fluctuations. We do not utilize derivative instruments to manage its exposure to such market risk. As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk - We are subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. We believe that moderate interest rate increases will not have a material adverse impact on the results of their operations, or financial position, in the foreseeable future. An increase of 1% in the interest rate would have increased the Company's interest expense for factor advances, bank loans, convertible notes payable to related party and other parties, by approximately $0.3 million in the year ended December 31, 2011.

Item 12. Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

As of December 31, 2011 one of our subsidiaries in the United States is in default of its new credit facility as a result of the violation of certain financial and non financial covenants. While the independent lender is not waiving these violations and is reserving all rights and remedies available to it under the credit facility and law, it is presently not exercising these rights and remedies.

Item 14. Material Modifications to the Rights of Security Holders and Use of

Proceeds

Not applicable

Item 15. Controls and Procedures

Management's report on internal control over financial reporting

(a) Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2011. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

(b) Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
•	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;
•	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and
•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011, based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2011.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

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

Item 16C. Fees Paid to Our Independent Registered Public Accounting Firm

The following table sets forth the aggregate fees billed by our independent registered public accounting firms, Mayer Hoffman McCann CPAs ("MHM"), for services rendered to us during the years ended December 31, 2011 and 2010. The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2011	2010
Audit fees	$350	$365
Audit related fees	—	—
Tax fees	—	—
Total fees	$350	$365

Item 16D. Exemptions from listing standards for Audit Committees

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

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-38.

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

ICTS INTERNATIONAL, N.V. AND SUBSIDIARIES

By:     /s/ Raanan Nir

-----------------------------

Name:   Raanan Nir

Title:  Managing Director

Date:	May 11, 2012

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2011 ANNUAL REPORT

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of ICTS International N.V. and Subsidiaries (the "Company") as of December 31, 2011 and 2010 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' deficit, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule presented on page F-39 for each of the three years in the period ended December 31, 2011. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and on the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICTS International N.V. and Subsidiaries as of December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a history of recurring losses from continuing operations, negative cash flows from operations, working capital deficit, and is in default on its line of credit arrangement in the United States as a result of the violation of certain financial and non-financial covenants. Collectively, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ Mayer Hoffman McCann CPAs

The New York Practice of Mayer Hoffman McCann P.C.

New York, New York

May 11, 2012

F-2

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(US $ in thousands, except per share data)

	December 31,
ASSETS	2011	2010
CURRENT ASSETS:
Cash and cash equivalents	$4,147	$4,583
Restricted cash	3,774	3,500
Accounts receivable, net	11,616	12,230
Deferred tax assets, net	133	151
Prepaid expenses and other current assets	994	1,016
Total current assets	20,664	21,480

Property and equipment, net	1,723	1,542
Deferred financing costs, net	448	—
Goodwill	314	314
Other assets	733	648
Total assets	$23,882	$23,984

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable-bank	$8,086	$6,600
Accounts payable	3,700	2,658
Accrued expenses and other current liabilities	14,437	13,091
Income taxes payable	1,568	3,425
Current liabilities from discontinued operations	1,858	7,645
Total current liabilities	29,649	33,419

Convertible notes payable to related party, including
accrued interest	20,846	14,810
Liability to United States Department of Labor	851	1,184
Other liabilities	150	105
Total liabilities	51,496	49,518

COMMITMENTS AND CONTINGENCIES (NOTES 13 and 15)
SHAREHOLDERS' DEFICIT:
Common stock, €0.45 par value; 17,000,000 shares
authorized; 8,036,698 and 8,009,185 shares issued
and outstanding as of December 31, 2011 and
2010, respectively	4,492	4,475
Additional paid-in capital	20,828	20,845
Accumulated deficit	(46,176)	(44,028)
Accumulated other comprehensive loss	(6,758)	(6,826)
Total shareholders' deficit	(27,614)	(25,534)
Total liabilities and shareholders' deficit	$23,882	$23,984

See accompanying notes to the consolidated financial statements.
F-3

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(US $ in thousands, except per share data)

	December 31,
	2011	2010	2009

Revenue	$105,931	$98,426	$95,861
Cost of revenue	94,496	85,624	82,490
GROSS PROFIT	11,435	12,802	13,371
Operating expenses:
Research and development	2,810	1,724	1,001
Selling, general, and administrative	16,100	14,211	14,313
Settlement loss, net	—	1,455	—
Total operating expenses	18,910	17,390	15,314
OPERATING LOSS	(7,475)	(4,588)	(1,943)
Other expense, net	(719)	(2,232)	(1,638)
LOSS BEFORE EQUITY LOSS FROM INVESTMENT IN
AFFILIATE AND INCOME TAX BENEFIT (EXPENSE)	(8,194)	(6,820)	(3,581)
Equity loss from investment in affiliate	—	(675)	—
Income tax benefit (expense)	259	(549)	418
LOSS FROM CONTINUING OPERATIONS	(7,935)	(8,044)	(3,163)
Income (loss) from discontinued operations,
net of income tax benefit of $2,935 in 2011	5,787	(80)	6,086
NET INCOME (LOSS)	$(2,148)	$(8,124)	$2,923

INCOME (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations	$(0.99)	$(1.01)	$(0.47)
Discontinued operations	0.72	(0.01)	0.90
Net income (loss)	$(0.27)	$(1.02)	$0.43

Weighted average number of shares outstanding	8,014,882	7,949,661	6,790,707

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$(2,148)	$(8,124)	$2,923
Translation adjustment	68	630	43
Comprehensive income (loss)	$(2,080)	$(7,494)	$2,966

See accompanying notes to the consolidated financial statements.

F-4

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(US $ in thousands, except per share data)

					Accumulated
			Additional		Other		Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Treasury	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Stock	Deficit
BALANCE AT JANUARY 1, 2009	6,528,100	$3,605	$20,655	$(38,827)	$(7,499)	$(899)	$(22,965)
Exercise of stock options	1,062,037	674	171	—	—	310	1,155
Issuance of common stock to
related party	300,000	130	(165)	—	—	589	554
Net income	—	—	—	2,923	—	—	2,923
Translation adjustment	—	—	—	—	43	—	43

BALANCE AT DECEMBER 31, 2009	7,890,137	4,409	20,661	(35,904)	(7,456)	—	(18,290)
Conversion of convertible
notes payable to related
party into common stock	119,048	66	184	—	—	—	250
Net loss	—	—	—	(8,124)	—	—	(8,124)
Translation adjustment	—	—	—	—	630	—	630

BALANCE AT DECEMBER 31, 2010	8,009,185	4,475	20,845	(44,028)	(6,826)	—	(25,534)
Exercise of stock options	27,513	17	(17)	—	—	—	-
Net loss	—	—	—	(2,148)	—	—	(2,148)
Translation adjustment	—	—	—	—	68	—	68
BALANCE AT DECEMBER 31, 2011	8,036,698	$4,492	$20,828	$(46,176)	$(6,758)	$—	$(27,614)

See accompanying notes to the consolidated financial statements.

F-5

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US $ in thousands, except per share data)

	Year Ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,148)	$(8,124)	$2,923
Income (loss) from discontinued operations	5,787	(80)	6,086

Loss from continuing operations	(7,935)	(8,044)	(3,163)
Adjustments to reconcile net income (loss) to net
cash used in operating activities:
Depreciation and amortization	633	720	715
Amortization of deferred financing costs	202	—	—
Bad debt expense	158	138	—
Deferred income taxes	18	(151)	—
Equity loss from investment in affiliate	—	675	—
Loss on sale of property and equipment	—	31	—
Write-off of receivable from United States
Transportation Security Administration	—	3,000	—
Reduction in liability to United States
Department of Labor	—	(1,545)	—
Issuance of shares to related party	—	—	554
Changes in assets and liabilities:
Accounts receivable, net	255	(1,196)	40
Prepaid expenses and other current assets	—	231	92
Other assets	(116)	(216)	(155)
Accounts payable	1,074	10	(1,440)
Accrued expenses and other current liabilities	1,475	1,362	439
Income taxes payable	(1,844)	1,255	201
Liability to United States Department of Labor	(340)	(100)	—
Other liabilities	51	(92)	—
Net cash used in discontinued operations	—	(1,302)	(1,866)

Net cash used in operating activities	(6,369)	(5,224)	(4,583)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(851)	(585)	(865)
Investment in affiliate	—	(675)	—
Proceeds from sale of property and equipment	—	156	26
Increase in restricted cash	(274)	—	—

Net cash used in investing activities	$(1,125)	$(1,104)	$(839)

See accompanying notes to the consolidated financial statements.
F-6

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONCLUDED)

(US $ in thousands, except per share data)

	Year Ended December 31,
	2011	2010	2009

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of other liabilities	$—	$—	$(5)
Borrowings under old line of credit, net	(6,600)	593	1,209
Borrowings under new line of credit, net	8,086	—	—
Net proceeds from convertible notes payable
to related party	6,741	5,372	3,872
Payment of financing costs	(450)	—	—
Proceeds from exercise of stock options	—	—	1,155

Net cash provided by financing activities	7,777	5,965	6,231

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE
RATES ON CASH AND CASH EQUIVALENTS	(719)	111	276

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(436)	(252)	1,085

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,583	4,835	3,750

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,147	$4,583	$4,835

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
FINANCING ACTIVITIES
Cashless exercise of stock options	$17	$—	$75
Accrued financing costs included in accrued
expenses and other current liabilities	$137	$—	$—
Accrued financing costs included in other
liabilities	$63	$—	$—
Conversion of convertible notes payable
to related party into common stock	$—	$250	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$532	$439	$315

Income taxes	$358	$88	$124

See accompanying notes to the consolidated financial statements.
F-7

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 1 – ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as the "Company") operate in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other services to airlines and airport authorities, predominantly in the United States and Europe. The technology segment is predominantly involved in the development and sale of identity security software to financial institutions and airport authorities, predominantly in Europe and Israel.

Liquidity and Financial Condition

The Company has a working capital deficit and a history of recurring losses from continuing operations and negative cash flows from operations. As of December 31, 2011 and 2010, the Company has a working capital deficit of $8,985 and $11,939, respectively. During the years ended December 31, 2011, 2010 and 2009, the Company incurred losses from continuing operations of $7,935, $8,044 and $3,163, respectively, and negative cash flows from operations of $6,369, $5,224 and $4,583, respectively. In addition, the Company is also in default on its line of credit arrangement in the United States as a result of the violation of certain financial and non-financial covenants. Collectively, these factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that the Company's operating cash flows and related party/third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash flows from operations and obtain additional capital from related parties/third parties will be successful. In May 2012, the Company increased its borrowing capacity under the convertible notes payable to related party to $21,000 (see Note 17).

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Functional Currency

The accompanying consolidated financial statements are presented in United States dollars. The Company has determined that the functional currency of its foreign subsidiaries is the local currency, which is predominantly the Euro. For financial reporting purposes, the assets and liabilities of such subsidiaries are translated into United States dollars using exchange rates in effect at the balance sheet date. The revenue and expenses of such subsidiaries are translated into United States dollars using average exchange rates in effect during the reporting period. Resulting translation adjustments are presented as a separate category in shareholders' deficit called accumulated other comprehensive loss.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates and assumptions included in these consolidated financial statements consist of the: (a) calculation of the allowance for doubtful accounts, (b) determination of the fair value of shares of common stock issued to a related party, (c) determination of the fair value of stock options upon the modification of the Company’s stock option plans, (d) recognition of contingent liabilities, and (e) calculation of income taxes.

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

Restricted Cash

Restricted cash as of December 31, 2011 consists of: (a) a $3,500 certificate of deposit that matures on September 30, 2012 and serves as cash collateral for the Company’s line of credit arrangement (see Note 7) and (b) $274 held in several bank accounts that serves as cash collateral for outstanding letters of credit, which is released from restriction on various dates from September 2012 to December 2012 (see Note 15).

Restricted cash as of December 31, 2010 consists of a $3,500 certificate of deposit that matured on May 31, 2011 and served as cash collateral for the Company’s line of credit arrangement (see Note 7).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customer and current economic trends. The Company writes off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible. As of December 31, 2011 and 2010, the allowance for doubtful accounts is $399 and $339, respectively.

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

Deferred Financing Costs

Deferred financing costs are stated at cost, less accumulated amortization. Amortization is calculated using the straight-line method over the term of the related credit facility of two years. The results achieved using the straight-line method are not materially different than those which would result using the effective interest method.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The assessment begins with an analysis of qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is determined that goodwill should be reviewed for impairment, then a discounted cash flow analysis is performed to determine whether the goodwill is recoverable. If the carrying value of the goodwill is not recoverable based upon the discounted cash flow analysis, then an impairment charge is recorded for the difference between the carrying value and the fair value of the goodwill. During the years ended December 31, 2011, 2010 and 2009, the Company has not recorded any impairment charges on its goodwill.

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2011, 2010, and 2009, the Company did not record any impairment charges on its long-lived assets.

Convertible Debt Instruments

The Company evaluates convertible debt instruments to determine whether the embedded conversion option needs to be bifurcated from the debt instrument and accounted for as a freestanding derivative instrument or considered a beneficial conversion option. An embedded conversion option is considered to be a freestanding derivative when: (a) the economic characteristics and risks of the embedded conversion option are not clearly and closely related to the economic characteristics and risks of the host instrument, (b) the hybrid instrument that embodies both the embedded conversion option and the host instrument is not re-measured at fair value under otherwise applicable US GAAP with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded conversion option would be considered a derivative instrument subject to certain requirements (except when the host instrument is deemed to be conventional). When it is determined that an embedded conversion option should not be bifurcated from its host instrument, the embedded conversion option is evaluated to determine whether it contains any intrinsic value which needs to be discounted from the carrying value of the convertible debt instrument. The intrinsic value of an embedded conversion option is considered to be the difference between the fair value of the underlying security on the commitment date of the debt instrument and the effective conversion price embedded in the debt instrument.

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

Comprehensive Income (Loss)

Comprehensive income (loss) reflects changes in shareholders' deficit that result from transactions and economic events from non-owner sources. The Company's comprehensive income (loss) for the years ended December 31, 2011, 2010 and 2009 consists of its net income (loss) and foreign currency translation adjustment.

Stock-Based Compensation

Stock-based compensation to employees, including stock options, are measured at the fair value of the award on the date of grant based on the estimated number of awards that are ultimately expected to vest. The compensation expense resulting from stock-based compensation to employees is recorded over the vesting period of the award in selling, general and administrative expense on the accompanying consolidated statements of operations and comprehensive income (loss).

Stock-based compensation issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the stock-based compensation, whichever is more readily determinable.

Revenue Recognition

Revenue is recognized as services are rendered based on the terms contained in the Company’s contractual arrangements with customers, provided that services have been rendered, the fee is fixed and determinable, and collection of the related receivable is reasonably assured.

Cost of Revenue

Cost of revenue represents primarily payroll and related costs associated with employees who provide services under the terms of the Company's contractual arrangements. Such costs are recognized as services are provided.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs during the years ended December 31, 2011, 2010 and 2009 are $63, $129 and $48, respectively.

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

Income (Loss) Per Share

Basic income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted income (loss) per share is determined in the same manner as basic income (loss) per share, except that the number of shares is increased to include potentially dilutive securities using the treasury stock method. Because the Company incurred a loss from continuing operations in all periods presented, all potentially dilutive securities were excluded from the computation of diluted income (loss) per share because the effect of including them is anti-dilutive.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income (Loss) Per Share (continued)

The following table summarizes the number of shares of common stock attributable to potentially dilutive securities outstanding for each of the periods which were excluded from the calculation of diluted income (loss) per share:

	Year Ended December 31,
	2011	2010	2009

Stock Options	—	332,000	332,000
Shares Issuable upon Conversion of
Convertible Notes Payable to Related Party	9,926,938	7,052,569	4,830,476
Total	9,926,938	7,384,569	5,162,476

As of December 31, 2011, the Company’s common stock and common stock issuable upon the conversion of convertible notes payable to a related party is 963,636 shares in excess of the Company’s authorized shares of common stock. However, the Company has concluded that there is no need to reflect the fair value of the shares of common stock subject to the shortfall as a derivative liability because the ability to increase the number of authorized shares of common stock is considered to be within its control since its Chairman owns or controls approximately 60.3% of the Company’s issued and outstanding common stock. Therefore, any shareholder vote needed to effect an increase in the Company’s authorized shares of common stock is perfunctory.

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other current liabilities, income taxes payable and notes payable - bank approximate their carrying values due to the short-term nature of the instruments. The carrying values of the convertible notes payable to related party, liability to the United States Department of Labor and other liabilities are not readily determinable because: (a) these instruments are not traded and, therefore, no quoted market prices exist upon which to base an estimate of fair value and (b) there were no readily determinable similar instruments on which to base an estimate of fair value.

Concentration of Credit Risk

Financial instruments which are subject to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Company maintains cash and cash equivalents and restricted cash in accounts with financial institutions in the United States, Europe, Japan and Israel. Interest-bearing bank accounts at financial institutions located in the United States are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250 per institution through December 31, 2013. As of December 31, 2011, cash and cash equivalents being held in the United States do not exceed the FDIC limit. Bank accounts located in Europe, Japan and Israel, which hold $4,115 as of December 31, 2011, are uninsured.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk (continued)

The Company renders services to a limited number of airlines and airports through service contracts and provides credit without collateral. Some of these airlines and airports may have difficulties in meeting their financial obligations, which can have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. To mitigate this risk, the Company regularly reviews the creditworthiness of its customers through its credit evaluation process.

Revenue from three customers represented 53% and 69% of total revenue during the years ended December 31, 2011 and 2010, respectively. Accounts receivable from these three customers represented 42% and 49% of total accounts receivable as of December 31, 2011 and 2010, respectively. Revenue from two customers represented 56% of total revenue during the year ended December 31, 2009.

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

The Company is subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. The Company believes that a moderate interest rate increase will not have a material impact on the Company's consolidated financial position, results of operations and cash flows.

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

Reclassifications

Certain amounts in the prior year balance sheet and statement of cash flows have been reclassified to conform to the current period presentation.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 amends the FASB Accounting Standards Codification (“ASC”) to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in ASU 2011-05 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued ASC Update No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). The amendments in ASU No. 2011-12 are effective at the same time as the amendments in ASU 2011-05 so that entities will not be required to comply with the presentation requirements in ASU 2011-05 that ASU 2011-12 is deferring.  In order to defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in ASU 2011-12 supersede certain pending paragraphs in ASU 2011-05. The amendments are being made to allow the FASB time to re-deliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 are not affected by ASU 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. These requirements are applicable for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (continued)

In September 2011, the FASB issued ASC Update No. 2011-08, “Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (ASU 2011-08”). ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350, “Intangibles-Goodwill and Other.” The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company elected to adopt ASU 2011-08 on December 31, 2011. The adoption of this update did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not applicable to the Company’s consolidated financial statements.

NOTE 3 – DISCONTINUED OPERATIONS

In December 2005, the Company committed to a plan to cease the operations of its entertainment segment in the United States. Accordingly, as of that date, the assets, liabilities and results of operations of the entertainment segment were classified as discontinued operations in the Company's consolidated financial statements. The nature of discontinued operations of the entertainment segment consisted mainly of activities associated with the settlement of ongoing litigation, including disputes related to unpaid vendor and rent obligations (see Note 15).

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

Furthermore, the remaining disputes of the entertainment segment related to unpaid vendor obligations of $1,156, which were previously accrued by the Company, were eliminated and recognized as income from discontinued operations during the year ended December 31, 2009.

In January 2011, the operations of the entertainment segment were liquidated.

In connection with the Company’s settlement of certain assessments with the Internal Revenue Service (“IRS”)(see Note 13), the Company recognized $5,787 of changes in uncertain income tax positions in 2011, including interest and penalties, related to its entertainment segment in income from discontinued operations.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 3 – DISCONTINUED OPERATIONS (CONTINUED)

A summary of the Company's liabilities from discontinued operations as of December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010

Income taxes payable	$1,858	$7,645

A summary of the Company's results from discontinued operations for the years ended December 31, 2011, 2010 and 2009 is as follows:

	Year Ended December 31,
	2011	2010	2009

Selling, general and administrative expenses	$683	$—	$6,086
Other income (expense), net	2,169	(80)	—
Income tax benefit	2,935	—	—
Income (loss) from discontinued operations	$5,787	$(80)	$6,086

NOTE 4 – INVESTMENTS IN AFFILIATES

ICTS Netherlands Airport Services VOF

The Company had a 50% ownership interest in ICTS Netherlands Airport Services VOF ("NAS"), a joint venture with an unrelated third party. NAS provided airport services at the Amsterdam Schiphol Airport in the Netherlands pursuant to a long-term service contract. On February 1, 2008, the service contract expired and NAS ceased its operations. In 2010, the Company received a final dividend of $153 upon the final liquidation of NAS (see Note 12).

As of December 31, 2011 and 2010, there were no assets or liabilities related to NAS.

Statement of operations data for NAS is summarized below:

	Year Ended December 31,
	2011	2010	2009

Revenue	$—	$—	$—
Gross profit	—	—	—
Net income (loss)	$—	$(20)	$143

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 4 – INVESTMENTS IN AFFILIATES (CONTINUED)

Inksure Technologies, Inc.

In March 2010, the Company purchased 5,400,000 shares of common stock in Inksure Technologies, Inc. (“Inksure”) for $675 pursuant to a private placement of Inksure’s securities. Despite the additional investment, the Company’s ownership interest in Inksure decreased from 27.4% to 23.9% as a result of the participation of other investors in the private placement. Inksure develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products. As a result of changes in ownership interests in Inksure during the year ended December 31, 2011, the Company’s ownership interest increased to 24.1% as of December 31, 2011.

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

As of December 31, 2011, the Company’s share of the underlying net assets of Inksure exceeds the Company’s carrying value of its investment in Inksure by $421. The market value of the Company's investment in Inksure as of December 31, 2011 is $992.

Balance sheet data for Inksure is summarized below:

	December 31,
	2011	2010

Current assets	$2,905	$2,759
Non-current assets	74	78
Total assets	$2,979	$2,837

Current liabilities	$1,021	$1,108
Non-current liabilities	212	183
Shareholders' equity	1,746	1,546
Total liabilities and shareholders' equity	$2,979	$2,837

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 4 – INVESTMENTS IN AFFILIATES (CONTINUED)

Inksure Technologies, Inc.(continued)

Statement of operations data for Inksure is summarized below:

	Year Ended December 31,
	2011	2010	2009

Revenue	$3,748	$2,812	$3,014
Gross profit	2,855	2,358	2,641
Gain from extinguishment of convertible debt	—	5,881	—
Net income (loss)	(489)	4,887	(1,468)

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	December 31,
	2011	2010

Equipment and facilities	$3,155	$2,886
Internal-use software	509	509
Vehicles	719	789
Leasehold improvements	372	418
	4,755	4,602
Less: accumulated depreciation and amortization	3,032	3,060
Total property and equipment, net	$1,723	$1,542

Depreciation expense is $633, $720 and $715 for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 6 – DEFERRED FINANCING COSTS

Deferred financing costs are as follows:

	December 31,
	2011	2010

Deferred financing costs	$650	$—
Less: accumulated amortization	202	—
Deferred financing costs, net	$448	$—

Amortization expense is $202 for the year ended December 31, 2011.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 7 – NOTES PAYABLE – BANK

United States

The Company had an arrangement with a commercial bank, which provided it with up to $8,000 in borrowings and letters of credit subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 95% of the Company's certificate of deposit, plus (iii) $775 representing a standby letter of credit that was provided to the commercial bank by an entity related to the Company’s main shareholder (see Note 9), minus (iv) letter of credit obligations, minus (v) $500 representing a discretionary reserve established by the commercial bank. Borrowings under the arrangement were secured by the Company's accounts receivable of one of the Company’s subsidiaries in the United States ($6,348 as of December 31, 2010), a $3,500 certificate of deposit and the $775 letter of credit that was provided to the commercial bank by an entity related to the Company’s main shareholder.

In May 2011, the Company entered into a new credit facility with an independent lender to replace its previous line of credit arrangement and repay all amounts owed to the commercial bank. The new credit facility provides the Company with up to $9,000 in borrowings subject to a borrowing base limitation. The borrowing base limitation is equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of the Company's $3,500 in cash collateral (see Note 2) plus (iv) 95% of a $775 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder (see Note 9). Borrowings under the new credit facility are secured by certain assets of one of the Company’s subsidiaries in the United States, including accounts receivable and unbilled receivables ($5,716 as of December 31, 2011), equipment, cash and cash equivalents, a $3,500 certificate of deposit, and the $775 letter of credit that was provided to the lender by an entity related to the Company’s main shareholder. The new credit facility expires on May 25, 2013.

Borrowings made under the commercial bank arrangement were designated as either prime rate or LIBOR loans at the option of the Company. Prime rate loans bear interest, which is payable monthly, at the bank's prime rate plus 1% per annum. LIBOR loans bear interest, which is payable monthly, at LIBOR plus 350 basis points, per annum.

Borrowings made under the new credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.75%) plus 4.5% per annum.

The Company's weighted average interest rate during the years ended December 31, 2011, 2010 and 2009 is 6.35%, 6.08% and 4.25%, respectively.

The Company capitalized $650 in costs associated with obtaining the new credit facility, including a success fee to the independent lender of $300. The success fee is payable in twenty-four monthly installments of approximately $12,500 commencing in June 2011 through May 2013.

In July 2011, the Company amended the new credit facility to increase the maximum borrowing amount to $10,000 and permit the Company to include 100% of its $3,500 in cash collateral into the borrowing base limitation.

In October 2011, the Company amended the new credit facility to temporarily increase the maximum borrowing amount to $11,000 for October 2011 and November 2011.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 7 – NOTES PAYABLE – BANK (CONTINUED)

In December 2011, the Company amended the new credit facility to revise the borrowing base limitation to: (i) 80% of eligible accounts receivable, as defined, plus (ii) 70% of eligible unbilled receivables, as defined, plus (iii) 100% of the Company's $3,500 in cash collateral plus (iv) 95% of a $775 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

The Company evaluated the terms of the amendments and concluded that they do not constitute substantive modifications.

As of December 31, 2011 and 2010, the Company had approximately $8,086 and $6,600, respectively, outstanding under line of credit arrangements. As of December 31, 2011, the Company has $262 in unused borrowing capacity under the new credit facility.

The new credit facility includes various financial and non-financial covenants, including the maintenance of a specified fixed charge coverage ratio and a minimum level of EBITDA. As of December 31, 2011, the Company is in default of its new credit facility as a result of the violation of certain financial and non-financial covenants. While the independent lender is not waiving these violations and is reserving all rights and remedies available to it under the credit facility and law, it is presently not exercising these rights and remedies.

Europe

In September 2011, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €300 ($389 as of December 31, 2011) in borrowings and €63 ($81 as of December 31, 2011) in guarantees. Borrowings under the line of credit arrangement bear interest, which is payable monthly, at 6% per annum. The line of credit arrangement is secured by the accounts receivable of one of the Company’s European subsidiaries ($3,080 as of December 31, 2011) and expires on January 1, 2013.

As of December 31, 2011 the Company does not have any outstanding borrowings under the line of credit arrangement. As of December 31, 2011, the Company has €300 ($389 as of December 31, 2011) in unused borrowing capacity under the line of credit arrangement (see Note 15).

NOTE 8 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2011	2010

Accrued payroll and related	$4,988	$4,566
Accrued vacation	3,596	3,365
Accrued VAT	2,251	2,093
Current portion of liability to United States
Department of Labor (see Note 10)	164	171
Other	3,438	2,896
Total accrued expenses and other current liabilities	$14,437	$13,091

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 9 – CONVERTIBLE NOTES PAYABLE TO RELATED PARTY

In April 2008, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $6,644 in revolving loans through November 2010. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is payable at maturity, at LIBOR plus 1.5% per annum. The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.75 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In April 2009, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $7,310 in revolving loans through November 2011. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In September 2009, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $10,000 in revolving loans through November 2011. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 9 – CONVERTIBLE NOTES PAYABLE TO RELATED PARTY (CONTINUED)

In May 2010, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $12,000 in revolving loans through November 2012. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In June 2010, the holder of the convertible notes elected to convert $250,000 in outstanding convertible notes into 119,048 shares of common stock.

In September 2010, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $14,000 in revolving loans through November 2012. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 9 – CONVERTIBLE NOTES PAYABLE TO RELATED PARTY (CONTINUED)

In November 2011, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $19,000 in revolving loans through November 2013. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company’s European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company’s common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

The Company’s weighted average interest during the years ended December 31, 2011, 2010 and 2009 is 6.32%, 6.38% and 5.54%, respectively.

At December 31, 2011 and 2010, convertible notes payable to related party consist of $17,903 and $12,976, respectively, in principal and $2,943 and $1,834, respectively, in accrued interest. Interest expense related to these notes is $1,109, $763 and $514 for the years ended December 31, 2011, 2010 and 2009, respectively (see Note 12).

NOTE 10 – LIABILITY TO UNITED STATES DEPARTMENT OF LABOR

In December 2010, the Company entered into a settlement arrangement with the United States Department of Labor ("DOL") and agreed to pay $1,500 to the DOL, which will be used to pay back wages and benefits to the individuals employed under its contract with the United States Transportation Security Administration ("TSA"), and be responsible for remitting any and all employer payroll tax obligations payable upon the distribution of these back wages and benefits commencing in 2015, which the Company estimated to be approximately $100 (see Note 15). The Company recognized the resulting liability to the DOL, including the estimated employer payroll tax obligations, at the net present value of the obligation of $1,455 and recognized a settlement gain of $1,545.

The liability to the DOL is payable in installments of $100 on January 1, 2011 (which was remitted prior to December 31, 2010) and $175 on every July 1 and January 1 from July 1, 2011 through January 1, 2015 (the January 1, 2012 payment was remitted prior to December 31, 2011). The liability to the DOL also bears interest at 1% per annum, which is payable in installments of $4 on every July 1 and January 1 from July 1, 2011 through January 1, 2015.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 10 – LIABILITY TO UNITED STATES DEPARTMENT OF LABOR (CONTINUED)

Future payments of the liability to the DOL are as follows at December 31, 2011:

Year ending
December 31,

2012	$175
2013	350
2014	350
2015	275
1,150
Less: imputed interest	135
1,015
Less: current portion	164
Long-term portion	$851

NOTE 11 – STOCK-BASED COMPENSATION

In 1999, the Company adopted the 1999 Equity Incentive Plan and reserved 600,000 shares of common stock for future issuance. The plan expired in 2009.

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

In September 2009, the Board of Directors ratified the cashless exercise feature contained in the Company’s 2003 and 2005 Equity Incentive Plans to facilitate the exercise of stock options which expired in 2009. The remaining stock options expired in 2011. Under the cashless exercise feature of these plans, an option holder electing to exercise stock options using this feature would effectively pay for the exercise of a portion of his stock options by surrendering their rights to another portion of their stock options to affect a stock-for-stock transfer. The Company determined that the modification of the stock option plans did not result in any incremental compensation cost.

As of December 31, 2011, the Company has 2,583,989 options available for future grants.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 11 – STOCK-BASED COMPENSATION (CONTINUED)

A summary of the Company's stock option activity is as follows:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual
		Exercise	Term	Intrinsic
	Number	Price	(in years)	Value

Outstanding as of January 1, 2011	332,000	$1.00	0.80	$—
Granted	—	—	—	—
Exercised	(27,513)	1.00	—	—
Forfeited/Expired	(304,487)	1.00	—	—
Outstanding as of December 31, 2011	—	$—	—	$—

There were no stock options granted during the years ended December 31, 2011, 2010 and 2009.

As of December 31, 2011, the Company did not have any unrecognized compensation cost related to stock options granted under the stock option plans. During the years ended December 31, 2011, 2010 and 2009, the Company did not recognize any compensation expense related to the issuance of stock options under the stock option plans.

NOTE 12 – OTHER EXPENSE

Other income (expense) is summarized as follows:

	2011	2010	2009
Interest expense to related party (see Note 9)	$(1,109)	$(763)	$(514)
Interest income (expense) related to uncertain tax positions (see Note 13)	721	(602)	(452)
Interest expense and other bank charges	(816)	(667)	(588)
Amortization of deferred financing costs	(202)	—	—
Interest income	4	10	40
Foreign currency gain (loss)	616	(330)	(102)
Dividend from NAS (see Note 4)	—	153	—
Other income (expense)	67	(33)	(22)
Total other income (expense), net	$(719)	$(2,232)	$(1,638)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 13 – INCOME TAXES

The components of loss before equity income (loss) from investment in affiliate and income tax benefit (expense) are as follows:

	Year Ended December 31,
	2011	2010	2009

The Netherlands	$(968)	$(597)	$484
Subsidiaries outside of the Netherlands	(7,226)	(6,223)	(4,065)
Loss before equity loss from investment
in affiliate and income tax benefit (expense)	$(8,194)	$(6,820)	$(3,581)

The components of income tax benefit (expense) are as follows:

	Year Ended December 31,
	2011	2010	2009

Current:
The Netherlands	$—	$(97)	$286
Subsidiaries outside of the Netherlands, net of
$499 and ($234) in income tax benefit (expense)
related to prior period income tax positions
in 2011 and 2010, respectively	277	(603)	132
	277	(700)	418
Deferred:
Subsidiaries outside of the Netherlands	(18)	151	—
Total income tax benefit (expense)	$259	$(549)	$418

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2011	2010

Deferred tax assets:
Operating loss carryforwards	$18,135	$20,082
Allowance for doubtful accounts	152	111
Tax credit carryforwards	588	594
Accrued expenses	1,319	1,824
Total deferred tax assets	20,194	22,611

Deferred tax liabilities:
Depreciation of property and equipment	(133)	(118)
	20,061	22,493
Valuation allowance	(19,928)	(22,342)
Deferred tax assets, net	$133	$151

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 13 – INCOME TAXES (CONTINUED)

The ultimate realization of the net deferred tax assets in each jurisdiction the Company does business in is dependent upon the generation of future taxable income in that jurisdiction during the periods in which net operating loss carryforwards are available and items that gave rise to the net deferred tax assets become deductible. At present, the Company does not have a sufficient history of generating taxable income in the various jurisdictions it does business in to conclude that it is more likely than not that the Company will be able to realize its net deferred tax assets in the near future and, therefore, a valuation allowance was established for the carrying value of the net deferred tax assets, with the exception of one location, which is currently generating taxable income. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of any portion of the valuation allowance in other jurisdictions.

As of December 31, 2011, the Company has net operating loss carryforwards of $19,486 in the Netherlands, which will expire in 2013 through 2020. As of December 31, 2011, the Company has net operating loss carryforwards of $27,363 in the United States, which will expire in 2025 through 2031. The ultimate utilization of such net operating loss carryforwards is limited in certain situations.

As of December 31, 2011, the Company has capital loss carryforwards of $583 in Israel. Such capital loss carryforwards do not expire and can be offset against future capital gains generated in Israel.

As of December 31, 2011, the Company has $588 in tax credits for the welfare to work and work opportunity programs in the United States that expire in 2024 through 2029.

During the years ended December 31, 2011 and 2010, the valuation allowance decreased by $2,414 and $984, respectively.

The Company's effective income tax rate differs from the Netherlands' statutory rate of 25% as follows:

	Year Ended December 31,
	2011	2010	2009

Effective income tax benefit from continuing
operations at statutory rate	$2,049	$1,739	$913
Rate differential	270	345	116
Non-deductible income (expense)	495	(380)	(172)
Adjustments to prior year tax losses	547	(1,176)	281
Changes in valuation allowance	(2,414)	(984)	(544)
Other	(688)	(93)	(176)
Income tax benefit (expense) from continuing
operations	$259	$(549)	$418

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 13 – INCOME TAXES (CONTINUED)

The Company was subject to a tax examination for one of its subsidiaries in the United States by the IRS for the tax years 2002 to 2004. In connection with this examination, the subsidiary was required to provide information regarding its treatment of certain expenses. The IRS proposed a number of adjustments to the subsidiary's filed income tax returns for the tax years 2002 to 2004, which collectively resulted in an assessed income tax liability of $7,325. Management vigorously contested the merit of the proposed adjustments and established a reserve of $10,690, including interest and penalties of $4,804, as of December 31, 2010 to reflect the adjustments that it considered to be more likely than not to be upheld upon the ultimate resolution of this matter. In July 2011 and January 2012, the Company entered into arrangements with the IRS to settle all outstanding claims against it for $3,329, including $877 in interest. The IRS did not assess any penalties as part of the settlement.

The total amount of unrecognized tax benefits, including interest and penalties, is $3,329 and $10,690 as of December 31, 2011 and 2010, respectively, of which $1,858 and $7,645, respectively, is included in current liabilities from discontinued operations and $1,471 and $3,045, respectively, is included in income taxes payable in the accompanying consolidated balance sheets. Also included in income taxes payable on the accompanying consolidated balance sheets is $97 and $380 of income taxes payable related to current operations as of December 31, 2011 and 2010, respectively.

A reconciliation of the beginning and ending amounts in accrued unrecognized income tax benefits is as follows:

	December 31,
	2011	2010

Balance at January 1	$5,886	$5,652
Additions related to prior period tax positions	—	234
Reductions related to prior period tax positions	(3,434)	—
Balance at December 31	$2,452	$5,886

A reconciliation of the beginning and ending amounts in accrued interest is as follows:

	December 31,
	2011	2010

Balance at January 1	$3,767	$3,165
Additions charged to expense	—	602
Reductions charged to expense	(2,890)	—
Balance at December 31	$877	$3,767

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 13 – INCOME TAXES (CONTINUED)

A reconciliation of the beginning and ending amounts of accrued tax penalties is as follows:

	December 31,
	2011	2010

Balance at January 1	$1,037	$947
Additions charged to expense	—	90
Reductions charged to expense	(1,037)	—
Balance at December 31	$—	$1,037

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the tax years 2009 to 2011 are subject to examination in the Netherlands. Income tax returns for the tax years 2003 to 2011 are subject to examination in foreign jurisdictions.

NOTE 14 - RELATED PARTY TRANSACTIONS

Entities related to two of the Company's board members provide legal services to the Company. Legal expense related to these services is $136, $140 and $114 for the years ended December 31, 2011, 2010 and 2009, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $133 and $108 due for these services as of December 31, 2011 and 2010, respectively.

In January 2009, the Company engaged the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $107, $87 and $77 for such services for the years ended December 31, 2011, 2010 and 2009, respectively.

In June 2009, a European bank, issued a performance guarantee in the amount of €1,200 ($1,552 as of December 31, 2011) to one of the Company’s customers to secure the Company’s performance under a service contract between the parties. The performance guarantee extends for the period June 24, 2009 through April 16, 2013. To secure the European bank’s guarantee, an entity related to the Company’s main shareholder provided a guarantee to the European bank for the same amount.

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

In January 2010, the Company engaged the services of an entity owned by a related party to provide it with certain selling services to its technology segment. The Company incurred expenses of $60 for such services for each of the years ended December 31, 2011 and 2010. The contract expired on December 31, 2011.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 14 - RELATED PARTY TRANSACTIONS (CONTINUED)

In June 2010, an entity related to the Company’s main shareholder provided a letter of credit of $550 to a commercial bank to guarantee an extension of a borrowing arrangement on behalf of one of the subsidiaries in the group. In September 2010, the letter of credit was increased to $775 (see Note 7). In May 2011, pursuant to the Company’s new credit facility in the United States, this standby letter of credit was transferred to the Company’s new independent lender.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain equipment and premises under various operating leases. Future minimum lease payments under such operating leases are as follows:

Year ending
December 31,

2012	$901
2013	500
2014	308
2015	288
2016	263
$2,260

Rent expense for the years ended December 31, 2011, 2010 and 2009 is $2,215, $1,838 and $1,875, respectively.

Letters of Credit and Guarantees

As of December 31, 2011, the Company has approximately $274 in outstanding letters of credit. Such letters of credit are being secured by $274 in restricted cash with a commercial bank (see Note 2).

As of December 31, 2011, the Company has €63 ($81 as of December 31, 2011) in outstanding guarantees on its line of credit arrangement in Europe(see Note 7).

Legal Proceedings

United States Transportation Security Administration

In February 2002, the Company was awarded a security services contract (the "TSA Contract") by the TSA to continue to provide security services in all its current airport locations until the earlier of either the completed transition of these security services on an airport-by-airport basis to the TSA or November 2002. In accordance with the terms of the TSA Contract, the United States Federal government provided the Company with a non-interest bearing advance payment of approximately $26,000, of which the Company had repaid $11,700. The amount due from the TSA with respect to services provided under the TSA Contract was $17,300. The Company had reflected the net amount due from the TSA of $3,000 on its consolidated balance sheet.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 15 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (continued)

United States Transportation Security Administration (continued)

In December 2010, the Company entered into a settlement agreement with the TSA whereby both parties agreed to withdraw all claims and contractual rights, including the ability to seek further compensation, from one another. As a result of the settlement arrangement, the Company wrote off the $3,000 receivable from the TSA and recognized a settlement loss of $3,000. The settlement loss is shown net of a $1,545 gain recognized on the Company’s settlement with the DOL on the accompanying statement of operations.

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

In December 2010, the Company entered into a settlement arrangement with the DOL whereby the DOL agreed to reduce the amount of the liability to $1,500, but retained the right to reinstate the amount owed back to $3,000 if the Company becomes delinquent on any of its scheduled payment obligations (see Note 10). The settlement gain is shown net of a $3,000 loss recognized on the Company’s settlement with the TSA on the accompanying statement of operations.

September 11, 2001 Terrorist Attacks

As a result of the September 11, 2001 terrorist attacks, numerous lawsuits charging the Company with wrongful death and/or property damage were commenced in the United States District Court, Southern District of New York (the “Court”), resulting from certain airport security services provided by the Company for United Flight 175 out of Logan Airport in Boston, Massachusetts.

All the wrongful death personal injury cases have been settled or dismissed at no cost to the Company because the payments were covered by the Company’s insurance. The settlements were approved by the Court, but because of disputes with respect to the estate of one decedent, that matter currently is on appeal to the Second Circuit Court of Appeals.

All but two of the property loss cases also have been settled at no cost to the Company, because the payments were covered by the Company’s insurance. Two of the property loss cases remain pending against, among others, the Company. The defendants are hopeful that the remaining property loss cases will be dismissed shortly, but the result is expected to be appealed by the plaintiffs.

In any event, the Company has already paid the limits of its liability insurance in settlement costs. The Company contends that a federal statute passed after the events of September 11, 2001 protects it from having to make any further monetary payments, regardless of whether it is found liable in any of the remaining cases.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 15 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (continued)

Former Employee Claims

The Company is subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $620. At the present time, the Company is not able to determine the likelihood of an unfavorable outcome or estimate a range of potential loss related to these matters.

Audiovisual-Washington, Inc.

In September 2005, Avitecture, Inc. (a/k/a Audiovisual-Washington, Inc.) ("Avitecture") filed a Demand for Arbitration and Mediation against one of the Company's subsidiaries in the United States with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleged that the subsidiary owed Avitecture $222 for audio, video and control systems. The case was decided against the Company's subsidiary in an arbitration proceeding, which resulted in an award to Avitecture of $200. The arbitrator's decision was affirmed by the Superior Court of New Jersey in May 2007 and the Appellate Court in February 2008. In 2009, as a result of the Company’s entertainment segment being liquidated, the $200 previously accrued by the Company was written off and recognized in income (loss) from discontinued operations (see Note 3).

Turner Construction Company

In November 2005, Turner Construction Company ("Turner") filed a Demand for Arbitration and Mediation against one of the Company's subsidiaries in the United States with the American Arbitration Association in Somerset, New Jersey. The Demand for Arbitration alleged that pursuant to a written agreement dated October 2003, the subsidiary owed Turner $948 for work and/or services performed. In an arbitration proceeding, the arbitrator awarded Turner $956 plus interest. This award was affirmed on appeal. In 2009, as a result of the Company’s entertainment segment being liquidated, the $956 previously accrued by the Company was written off and recognized in income (loss) from discontinued operations (see Note 3).

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

Bonus Contingency

The manager of one of the Company's European subsidiaries is entitled to receive a bonus payment equivalent to 8% of the proceeds received by the Company upon the successful sale of the subsidiary (see Note 17).

Consulting and Services Agreements

In December 2010, the Company entered into a consulting agreement with a former managing director. The agreement obligates the Company to a monthly consulting fee of $18 until December 31, 2013.

In May 2011, the Company entered into a services agreement to outsource the performance of certain of its back-office operations in the United States, including payroll, billing, accounts receivable administration, accounts payable administration and other general accounting services. Pursuant to the terms of this arrangement, the Company will incur no less than $375 in annual fees associated with these services. The agreement is for an initial term of two years and can be extended for an additional period of one year at the option of the Company. In connection with the execution of this agreement, the Company also provided the service provider with the right of first refusal in connection with any potential sale of the Company's operations in the United States over the term of the services agreement.

Future minimum payments under consulting and services agreements are as follows:

Year ending
December 31,	Services	Consulting	Total

2012	$375	$216	$591
2013	125	216	341
	$500	$432	$932

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 16 – SEGMENT AND GEOGRAPHICAL INFORMATION

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

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Year ended December 31, 2011:
Revenue	$—	$105,436	$495	$105,931
Depreciation and amortization	7	585	41	633
Loss from continuing
operations	(527)	(3,410)	(3,998)	(7,935)
Total assets	491	22,830	561	23,882

Year ended December 31, 2010:
Revenue	—	97,819	607	98,426
Depreciation and amortization	11	675	34	720
Loss from continuing
operations	(3,735)	(34)	(4,275)	(8,044)
Total assets	663	22,822	499	23,984

Year ended December 31, 2009:
Revenue	—	95,146	715	95,861
Depreciation and amortization	11	681	23	715
Income (loss) from continuing
operations	(3,729)	2,777	(2,211)	(3,163)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 16 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

Revenue by country is summarized as follows:

	Year Ended December 31,
	2011	2010	2009

United States	$35,770	$35,667	$36,794
Netherlands	47,516	42,242	42,344
Other	22,645	20,517	16,723
Total	$105,931	$98,426	$95,861

Property and equipment, net of accumulated depreciation and amortization, by country is summarized as follows:

	December 31,
	2011	2010

United States	$550	$606
Netherlands	829	638
Other	344	298
Total	$1,723	$1,542

NOTE 17 - SUBSEQUENT EVENTS

Employment and Termination Agreement

In February 2012, the Company entered into an employment and termination agreement with the manager of one of its European subsidiaries. Under the terms of the agreement, the manager is entitled to a special bonus payment over the term of the agreement of €1,500 ($1,942 as of December 31, 2011), of which €341 ($441 as of December 31, 2011) was paid during the year ended December 31, 2011. The timing of the remaining bonus payments is at the discretion of the Company unless certain performance conditions are met. The agreement will continue until the additional bonus payment is earned and paid in full. At such time, the manager will cease to be employed at the Company.

This agreement supersedes and replaces all previous agreements between the Company and the employee, with the exception of certain provisions in the original employment agreement surrounding the manager’s right to earn a bonus upon the sale of one of the Company’s European subsidiaries and the right to receive a bonus based upon the financial performance of one of the Company’s European subsidiaries, that will remain in effect (see Note 15).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except per share data)

NOTE 17 - SUBSEQUENT EVENTS (CONTINUED)

Convertible Notes Payable to Related Party

In May 2012, the Company entered into an arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $21,000 in revolving loans through November 2013. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank. The arrangement is secured by a 26% interest in one of the Company’s European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company’s common stock at any time at a price of $2.10 per share.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except per share data)

Valuation and Qualifying Accounts
(US $ in thousands)

		Charges	Charges
		to	to
	Beginning	Costs and	Other	Deductions	End of
	of year	Expenses	Accounts	(1)	Year
Allowance for doubtful accounts:
Year ended December 31, 2009	328	—	—	(75)	253
Year ended December 31, 2010	253	138	—	(52)	339
Year ended December 31, 2011	339	158	—	(98)	399

Allowance for net deferred
tax assets:
Year ended December 31, 2009	22,782	544	—	—	23,326
Year ended December 31, 2010	23,326	—	—	(984)	22,342
Year ended December 31, 2011	22,342	—	—	(2,414)	19,928

(1) Write-off, net of recoveries for the allowance for doubtful accounts.

