Form 20-F
period 2012-12-31
ICTS INTERNATIONAL N V
filed 2013-05-13
CIK 1010134

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

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

YES [X] NO [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

The following table summarizes certain balance sheet data for the Company for the years ended December 31, 2012, 2011, 2010, 2009 and 2008:

	(U.S. Dollars in Thousands)
	December 31,
	2012	2011	2010	2009	2008
Cash and cash equivalents	$1,221	$2,741	$2,760	$2,904	$2,070
Total current assets	20,154	20,664	21,480	21,198	16,571
Total assets from
discontinued operations	-	1,406	1,591	1,199	1,187
Total assets	22,559	23,882	23,984	26,827	25,396
Total current liabilities	30,475	29,649	33,419	31,832	31,869
Total liabilities from
discontinued operations	1,937	3,644	8,905	9,566	17,252
Total liabilities	59,245	51,496	49,518	45,117	48,361
Shareholders' deficit	(36,686)	(27,614)	(25,534)	(18,290)	(22,965)

The following table summarizes certain statement of operations data for the Company for the years ended December 31, 2012, 2011, 2010, 2009 and 2008:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2012	2011	2010	2009	2008
Revenue	$102,950	$100,327	$92,355	$92,618	$91,887
Cost of revenue	90,330	87,049	78,686	77,933	79,522
GROSS PROFIT	12,620	13,278	13,669	14,685	12,365
Operating expenses:
Research and development	2,264	2,810	1,724	1,001	330
Selling, general and
administrative	15,019	14,983	13,506	13,553	14,428
Settlement loss, net	-	-	1,455	-	-
Total operating expenses	17,283	17,793	16,685	14,554	14,758
OPERATING INCOME (LOSS)	(4,663)	(4,515)	(3,016)	131	(2,393)
Other expenses, net	(3,113)	(695)	(2,220)	(1,632)	(878)
LOSS BEFORE EQUITY LOSS
FROM INVESTMENT IN AFFILIATE
AND INCOME TAX BENEFIT (EXPENSE)	(7,776)	(5,210)	(5,236)	(1,501)	(3,271)
Equity loss from
investment in affiliate	-	-	(675)	-	-
Income tax benefit(expense)	(244)	275	(704)	388	(249)
LOSS FROM CONTINUING OPERATIONS	(8,020)	(4,935)	(6,615)	(1,113)	(3,520)
Income (loss) from
discontinued operations	(996)	2,787	(1,509)	4,036	1,551
NET INCOME (LOSS)	$(9,016)	$(2,148)	$(8,124)	$2,923	$(1,969)

NET INCOME (LOSS) PER
SHARE, BASIC AND DILUTED:
Continuing Operations	$(1.00)	$(0.62)	$(0.83)	$(0.16)	$(0.54)
Discontinuing Operations	(0.12)	0.35	(0.19)	0.59	0.24
Net income (loss) per share	$(1.12)	$(0.27)	$(1.02)	$0.43	$(0.30)
Weighted average number
of shares outstanding	8,036,698	8,014,882	7,949,661	6,790,707	6,528,100

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

Losses in recent years

We incurred losses from continuing operations of $8.0 million, $4.9 million and $6.6 million in 2012, 2011 and 2010, respectively, and have a shareholders’ deficit of $36.7 million and $27.6 million as of December 31, 2012 and 2011, respectively. If we are unable to obtain new service contracts, increase revenues and achieve profitability, the viability of our Company will be in question, our financial condition and results of operations will be adversely affected and our share price will likely decline.

Auditors’ going concern opinion

We have a working capital deficit and a history of recurring losses from continuing operations and negative cash flows from operations. As of December 31, 2012 and 2011, we have a working capital deficit of $10.3 million and $9.0 million, respectively. During the years ended December 31, 2012, 2011 and 2010, we incurred losses from continuing operations of $8.0 million, $4.9 million and $6.6 million, respectively, and negative cash flows from operations of $8.1 million, $6.4 million and $5.3 million, respectively. In addition, we are also in default on our line of credit arrangement in the United States as a result of the violation of certain financial and non-financial covenants.

In their report, our independent registered public accounting firm, Mayer Hoffman McCann CPAs, stated that there is substantial doubt about our ability to continue as a going concern and our consolidated financial statements for the year ended December 31, 2012 were prepared assuming that we would continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to generate cash flows from our operations and obtain additional related party or third party financing. There can be no assurances that management's plans to generate sufficient cash flows from operations and obtain additional financing from related parties or third parties will be successful.

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

Our contracts with airports or airlines may be canceled or not renewed

Our revenues are primarily provided from services pursuant to contracts, which are cancelable on short notice at any time, with or without cause. We cannot assure you that an existing client will decide not to terminate us or fail to renew a contract. In addition, consolidation in the airline industry could also result in a loss of customers. Any such termination or failure to renew a contract with us could have a material adverse effect on our results of operations and financial condition. Two material contracts with our biggest customer will expire in June 2015.

If our relationships with our major customers are impaired, then there may be a material adverse effect on our results of operations and financial condition. Our major customers include major airlines servicing the United States and airports in Europe. Currently, our customers' financial results have suffered because of the economic slowdown, which affected our operations as a service provider, especially in the US. The airline industry continues to encounter difficulties and this may have a material adverse impact on our business.

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

Main shareholders

As of December 31, 2012, there are four shareholders who individually hold more than 5% of the Company’s shares. All of them together hold approximately 87.4% of our shares (excluding conversion rights). Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

Mr. Menachem Atzmon, a director and chairman of the Supervisory Board of the Company, as a representative of the Atzmon Family Trust, owns or controls approximately 60.3% of our issued and outstanding common stock (excluding conversion rights). As a result of such ownership and conversion rights, , the Atzmon Family Trust is able to significantly influence and / or control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control.

Dividends

We cannot assure you that any dividends will be declared or paid on our common stock. We do not expect to pay any cash dividends on our common stock in the foreseeable future.

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

In February 2005 the Company re-entered the European aviation security market. In March 2005, the Company established a wholly owned subsidiary, I-SEC International Security B.V. (“I-SEC”), under which all the European aviation security activities provided by ICTS are operated. Since then I-SEC established new subsidiaries throughout Europe and the Far East.

Technology Business

Our technology business is primarily involved in the development and sale of identity security software to security and financial institutions, predominantly in Europe and Israel.

Business Overview

General

ICTS specializes in the provision of aviation security and other aviation services. Following the taking of its aviation security business in the United States by the TSA in 2002, ICTS through its subsidiary Huntleigh engages primarily in non-security related activities in the USA.

ICTS, through I-SEC International Security B.V. and its subsidiaries supplies aviation security services at airports in Europe and the Far East.

ICTS, through I-SEC Technologies B.V. (and its subsidiaries) develops technological systems and solutions for security and financial institutions.

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

Developing Security Related Technology

We are focusing on developing security systems and technology for the security and financial markets. ICTS is using the know-how and expertise it has acquired in the provision of enhanced aviation security services to develop such security systems and technology.

Services

Services offered in Europe and Asia

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

I-SEC has subsidiaries in The Netherlands, Germany, UK, Spain, Belgium, Italy, Portugal, Denmark, Switzerland and Russia, and is continuing to expand to other countries in Europe. Additionally, I-SEC currently operates at the five major airports in Japan.

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

Integrated Services

I-SEC provides a wide variety of integrated services, combining security with customer service. These integrated services which combine security processing based on numerous years of experience and expertise, fully complying with all local and international regulatory requirements, with a wide variety of customer service functions, enables airlines to improve customer services while reducing manpower needs and operational costs.

Security Screening

I-SEC's unique security screening method, developed in the 1980s, has since been upgraded several times, and adapted to comply with amendments in regulatory requirements, as well as with changes in the threat environment and developing needs.

Passenger privacy and confidentiality are strictly maintained at all times, in accordance with all relevant regulations issued by both US and EU regulators.

Cargo Security

I-SEC provides a range of services that focuses on cargo security. Company assessment: Analyzing the cargo security program currently employed; identifying gaps in coverage and points of non-compliance with regulations; and recommending requisite actions.

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

Forty seven training courses are offered, within the framework of training programs that are modular in nature, and are adapted to meet the specific needs of each client. The courses are constantly being updated to ensure that they cover all relevant material relating to new regulations, new threats, etc. Many of the courses include simulations, role play, situational exercises, case studies, etc. Sophisticated training aids are employed to make the training experience more efficient and interesting, thus ensuring optimal results.

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

Each of the non-security services involves one of the following specific job classifications:

Agent Services for Airlines

Agent services include: passenger service, ground handling, vendor behind counters, passenger service representative (PSR) and baggage service (BSO). Although an agent is a Huntleigh employee, the employee is considered a representative of specific airlines.

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

Ramp and other Below the Wing Services

Huntleigh provides Ramp services that include marshalling the aircraft, towing the aircraft, loading and off-loading baggage on/off aircraft, Lav and Water service, and push back of the aircraft.

Below the Wing services include:

•	cleaning the aircraft interior
•	conducting cabin searches

GSE Maintenance

Huntleigh provides mechanics to maintain GSE (Ground Service Equipment) in a dedicated GSE Shop.

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

Front-end Identity Document Authentication and Management System (FDI)

FDI is designed to speed-up client authentication and capture/retrieve document data and images. FDI is a fully automated, easy to operate, front-end client enrollment system.

Key Features:

•	Full page document capture

•	Hi-Resolution document imaging

•	Full content extraction

•	Photograph identification & extraction

•	Multi-layer identity authentication (pending scanning type)

•	External data access (e.g. watch lists)

•	Alerts & checks management

•	Data sharing (XML Based)

FDI works with a range of operating system environments and terminals with minimal system requirements.

The system supports a wide range of document scanners (from simple flatbed scanners to full featured 3-illumination enterprise scanners) and links with any type of biometric input device.

FDI-equipped terminals can work stand-alone or in real-time through tight integration with enterprise back-office systems.

Back office Identity Document Authentication and Management System (BOS)

BOS is designed to speed-up remote (via the internet) client authentication and capture/retrieve document data and images. BOS is a fully automated, easy to operate, Back-end client enrollment system.

Key features:

•	Full page document handling

•	Hi-Resolution document imaging

•	Full content extraction

•	Photograph identification & extraction

•	External data access (e.g. watch lists)

•	Alerts & checks management

•	Data sharing (XML Based)

BOS works with a range of environments with minimal integration requirements. The system supports a wide vrange of document capture devices (from simple flatbed scanners through PC & laptops cameras to mobile camera’s).

BOS works over the internet and provides real-time communication & support to the enterprise systems via an industry standard API.

Smart Document Reader (SDR)

SDR is a proprietary state-of-the-art software engine that automatically extracts data from a variety of standard and non-standard travel documents, ID documents, E-ID documents, driver's licenses, and other formal identity cards at extremely high levels of accuracy and speed. SDR also implements various advanced means and proprietary checks to detect forged documents. It communicates and integrated to other applications through standard XML based API. SDR is part of the advanced technological systems offered by the Company (i.e. FDI & BOS).

Financial Services (including banks, leasing and car financing companies) Client Authentication and Regulatory Compliance Solution

ICTS offers a unique front-end solution meeting the financial services industry's security and regulatory compliance requirements, including Section 326 of the USA Patriot Act, while also ensuring that institution clients are provided with a high level of customer service. It is a fully automated check authentication system. Our front-end solution incorporates unique features, such as a dynamic questionnaire, developed on the basis of ICTS's experience in detection of suspicious signs and in advanced document checks.

Marketing of Security Systems and Technology

We market our technologies by establishing projects with airports, airlines, financial services (including banks, leasing and car financing), telecom, and other existing and potential customers.

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

In connection with the Company’s settlement of certain assessments with the Internal Revenue Service (“IRS”), the Company recognized $0.1 million and $5.8 million of changes in uncertain income tax positions in 2012 and 2011, respectively, including interest and penalties, related to its entertainment segment in income from discontinued operations.

During the year ended December 31, 2012, the Company committed to a plan to cease the operations of its subsidiary in France (I-SEC France) and in November 2012 transferred control of the subsidiary to a court-appointed liquidator. The subsidiary provided aviation security services in France.

During the year ended December 31, 2012, the Company ceased the operations of its subsidiaries in Romania (I-SEC Romania) and Hungary (I-SEC Hungary), which provided aviation security services in the respective countries. The subsidiaries are in the process of liquidation.

Major Customers

Revenue from three customers represented 72%, 75% and 74% of total revenue during the years ended December 31, 2012, 2011 and 2010, respectively. Accounts receivable from these three customers represented 56% and 60% of total accounts receivable as of December 31, 2012 and 2011, respectively. Prior year figures in this disclosure have been adjusted to reflect the most recent customer mergers within the aviation industry.

Revenue

Revenue in the U.S.

Our revenue in the United States during the years 2012, 2011 and 2010 totaled $36.9 million (36% of total revenue), $35.8 million (36% of total revenue) and $35.7 million (39% of total revenue) respectively.

Revenue in Europe, Japan and other locations

Our revenue in Europe, Japan and other locations during the years 2012, 2011 and 2010 totaled $66.1 million (64% of total revenue), $64.5 million (64% of total revenue) and $56.7 million (61% of total revenue), respectively.

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

Organizational Structure

The following are the significant subsidiaries of ICTS as of December 31, 2012:

ICTS USA, Inc. (New York - 100%) and its wholly-owned subsidiary, Huntleigh USA, Corp. (New York - 100%)

I-SEC Technologies B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries.

I-SEC Global Security B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries.

Property, Plant and Equipment

We lease certain equipment and premises under various operating leases. Future minimum lease payments under such operating leases are as follows:

Year ended
December 31,
2013	$1,324
2014	883
2015	503
2016	368
2017	379
$3,457

Rent expense for the years ended December 31, 2012, 2011 and 2010 is $2.0 million, $2.0 million and $1.7 million, respectively.

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

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are listed below. Please refer to Note 2 of ICTS's consolidated financial statements included in this Annual Report for the year ended December 31, 2012 for a summary of ICTS's significant accounting policies.

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

Recently Issued Accounting Pronouncements

Accounting Standards Update 2013-05

In March 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2013-05, “Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance in Section 830-30-40 still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. Additionally, the amendments in ASU 2013-05 clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in ASU 2013-05 are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. For nonpublic entities the amendments in ASU 2013-05 are effective prospectively for the first annual period beginning after December 15, 2014, and interim and annual periods thereafter. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption.

Accounting Standards Update 2013-02

In February 2013, the FASB issued Accounting Standards Update 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” (“ASU 2013-02”) to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

The new amendments will require an organization to:

  Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.
  Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public.

Accounting Standards Update 2012-02

In July 2012, the Financial Accounting Standards Board issued Accounting Standards Update 2012-02, “Intangibles – Goodwill and Other” (“ASU 2012-02”). In accordance with the amendments in ASU 2012-02, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Accounting Standards Codification 350-30.  An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. In conducting a qualitative assessment, an entity should consider the extent to which relevant events and circumstances, both individually and in the aggregate, could have affected the significant inputs used to determine the fair value of the indefinite-lived intangible asset since the last assessment.

An entity also should consider whether there have been changes to the carrying amount of the indefinite-lived intangible asset when evaluating whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the indefinite-lived intangible asset is impaired. If an entity has made a recent fair value calculation that indicated a difference between the fair value and the then carrying amount of an indefinite-lived intangible asset, that difference also should be included as a factor in considering whether it is more likely than not that the indefinite-lived intangible asset is impaired. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not applicable to the Company's consolidated financial statements. Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not applicable to the Company’s consolidated financial statements.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2012, 2011 and 2010:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2012	2011	2010
Revenue	$102,950	$100,327	$92,355
Cost of revenue	90,330	87,049	78,686
GROSS PROFIT	12,620	13,278	13,669
Operating expenses:
Research and development	2,264	2,810	1,724
Selling, general and administrative	15,019	14,983	13,506
Settlement loss, net	-	-	1,455
Total operating expenses	17,283	17,793	16,685
OPERATING LOSS	(4,663)	(4,515)	(3,016)
Other expenses, net	(3,113)	(695)	(2,220)
LOSS BEFORE EQUITY LOSS FROM INVESTMENT IN
AFFILIATE AND INCOME TAX BENEFIT (EXPENSE)	(7,776)	(5,210)	(5,236)
Equity loss from investment in affiliate	-	-	(675)
Income tax benefit(expense)	(244)	275	(704)
LOSS FROM CONTINUING OPERATIONS	(8,020)	(4,935)	(6,615)
Income (loss) from discontinued operations	(996)	2,787	(1,509)
NET LOSS	$(9,016)	$(2,148)	$(8,124)

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
Revenue	100.0%	100.0%	100.0%
Cost of revenue	87.7%	86.8%	85.2%
Gross profit	12.3%	13.2%	14.8%
Research and development expenses	2.2%	2.8%	1.9%
Selling, general and administrative expenses	14.6%	14.9%	14.6%
Settlement loss, net	0.0%	0.0%	1.6%
Operating loss	(4.5%)	(4.5%)	(3.3%)
Other expense, net	(3.0%)	(0.7%)	(2.4%)
Loss before equity loss from investment in
affiliated and income tax benefit (expense)	(7.6%)	(5.2%)	(5.7%)
Equity loss from investment in affiliate	0.0%	0.0%	(0.7%)
Income tax benefit (expense)	(0.2%)	0.3%	(0.8%)
Loss from continuing operations	(7.8%)	(4.9%)	(7.2%)
Income (loss) from discontinued operations	(1.0%)	2.8%	(1.6%)
Net loss	(8.8%)	(2.1%)	(8.8%)

The following table sets forth, for the annual periods indicated, revenue generated by country:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2012	2011	2010
United States of America	$36,866	$35,770	$35,667
Netherlands	48,284	47,516	42,242
Other	17,800	17,041	14,446
Total	$102,950	$100,327	$92,355

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue. Revenue increased from $100.3 million in 2011 to $103.0 million in 2012. Revenue in the United States increased from $35.8 million in 2011 to $36.9 million in 2012. Revenue generated in the Netherlands was $48.3 million in 2012 compared to $47.5 million in 2011. Revenue outside the United States and the Netherlands increased from $17.0 million in 2011 to $17.8 million in 2012. Revenue generated in the Netherlands in 2012 based on the 2011 exchange rates would have totaled $52.4 million. Increase in revenue generated in the Netherlands was a result of provision of additional services to Schiphol Airport, our main customer in the Netherlands. The increase in revenue generated outside the United States and the Netherlands relates primarily to an increase in revenue generated in Japan as a result of providing services at additional airports.

Cost of Revenue. Cost of revenue increased from $87.0 million in 2011 or 86.8% of revenue to $90.3 million or 87.7% of revenue in 2012. Increase is attributable mostly to increase in payroll and related costs. As a result, our gross profit decreased from $13.3 million in 2011 to $12.6 million in 2012. Gross margin decreased from 13.2% in 2011 to 12.3% in 2012.

Research and Development expenses (“R&D”). R&D expenses decreased from $2.8 million in 2011 to $2.3 million in 2012. The decrease relates primarily to the reduction in the number of employees within the Technology segment.

Selling, General and Administrative Expenses (“SG&A”). SG&A expenses were fairly consistent at $15.0 million for each of the years ended December 31, 2012 or 14.6% and 14.9% of revenue, respectively.

Other Expense, net. Other expense, net increased to $3.1 million in 2012 compared to $0.7 million in 2011. Increase relates primarily due to the following: (a) interest expense to related party increased from $1.1 million in 2011 to $1.6 million in 2012 as a result of an increase in borrowings, which increased from $20.8 million in 2011 to $28.1 million in 2012. Interest expense related to related party debt is expected to increase in the future, (b) interest expense related to uncertain tax positions totaled $0.1 million in 2012 compared to income of $0.7 million in 2011, which resulted from our settlement with the IRS in 2011, (c) interest expense increased from $0.8 million in 2011 to $0.9 million in 2012 as a result of an increase in the average balance outstanding on our line of credit in the United States, (d) amortization expense related to deferred financing costs increased from $0.2 million in 2011 to $0.3 million in 2012 and (e) foreign currency loss in 2012 totaled $0.3 million compared to foreign currency gain of $0.6 million in 2011.

Income Tax Benefit (Expense). The Company had income tax expense of $0.2 million in 2012, which relates primarily to certain profitable subsidiaries in Europe and the Far East. In 2011 the Company had an income tax benefit of $0.3 million, which resulted from the reversal of $0.6 million of income taxes payable from our settlement of certain income tax assessments in the United States with the IRS.

Income (Loss) From Discontinued Operations. Loss from discontinued operations in 2012 of $1.0 million consists of $0.1 million expense related to the settlement of certain income tax assessments with the IRS in 2011 and a loss of $0.9 million generated in France, Romania and Hungary related to the discontinuation of services in these countries. Income from discontinued operations in 2011 consists of income of $5.8 million from our settlement of certain income tax assessments in the United States with the IRS, offset by a loss $3.0 million related to the discontinued operations in France, Romania and Hungary.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue. Revenue increased from $92.4 million in 2010 to $100.3 million in 2011. Revenue in the United States was fairly consistent at $35.8 million in 2011 and $35.7 million in 2010. Revenue generated in the Netherlands was $47.5 million in 2011 compared to $42.2 million in 2010. Revenue generated in the Netherlands in 2011 based on the 2010 exchange rates would have totaled $45.3 million. Increase in revenue generated in the Netherlands was a result of the provision of additional services to Schiphol Airport, our main customer in the Netherlands. Revenue outside the United States and the Netherlands increased from $14.4 million in 2010 to $17.0 million in 2011. The 2011 revenue generated outside the Unites States and the Netherlands based on the 2010 exchange rates would have totaled $16.2 million. The increase in revenue generated outside of the United States and the Netherlands relates primarily to the increase in revenue generated in the Far East.

Cost of Revenue. Cost of revenue increased from $78.7 million in 2010 or 85.2% of revenue to $87.0 million or 86.8% of revenue in 2011. The increase is attributable mostly to a larger-than-expected increase in payroll and related costs due to procurement of several new contracts. As a result, our gross profit decreased from $13.7 million in 2010 to $13.3 million in 2011 and gross margin decreased from 14.8% in 2010 compared to 13.2% in 2011.

Research and Development Expenses (“R&D”). R&D expenses increased from $1.7 million in 2010 to $2.8 million in 2011. The increase relates primarily to salary and related expenses resulting from the expansion of our R&D efforts.

Selling, General and Administrative Expenses (“SG&A”). SG&A expenses were $15.0 million in 2011 or 14.9% of revenue, compared to $13.5 million or 14.6% of revenue in 2010. SG&A expenses increased as a result of a charge for a management bonus of $0.7 million to the manager of one of our European subsidiaries and the expansion of our operations in Europe to new locations.

Settlement Loss, net. The settlement loss in 2010 represented the net effects of the Company’s settlements with the TSA and DOL, which resulted in the write-off of $3.0 million in receivables from the TSA and reduction of $1.5 million in liabilities to the DOL. There were no such settlements in 2011.

Other Expenses, net. We had net other expense of $0.7 million in 2011 compared to net other expense of $2.2 million in 2010. The decrease in other expenses resulted primarily from the recognition of $0.7 million of interest income related to uncertain income tax positions following a settlement with the IRS during the year ended December 31, 2011. In addition, we recognized a foreign currency transaction gain of $0.6 million in 2011 compared to a foreign currency transaction loss of $0.3 million in 2010. This other income was offset by an increase in interest expense. The increase in interest expense in 2011 compared to 2010 is due to: (a) an increase in the average balance outstanding on our convertible notes payable to a related party (interest expense of $1.1 million in 2011 compared to $0.8 million in 2010), (b) an increase in the average balance outstanding on our line of credit in the United States (interest expense of $1.0 million in 2011 compared to $0.7 million in 2010) and (c) amortization expense related to deferred financing costs of $0.2 million.

Equity Loss From Investment in Affiliate. In March 2010, we purchased 5,400,000 shares of common stock in Inksure Technologies, Inc. (“Inksure”) for $0.7 million pursuant to a private placement of Inksure’s securities. Despite the additional investment, our ownership interest decreased from 27.4% to 23.9% as a result of the participation of other investors in the private placement. Inksure develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products. There were no such additional investments in 2011 and we did not recognize equity income (loss) from our investment in Inksure as a result of the suspension of the use of the equity method due to the presence of cumulative losses.

Income Tax Benefit (Expense). We had an income tax benefit of $0.3 million in 2011 compared to an income tax expense of $0.7 million in 2010. The income tax benefit resulted from the reversal of $0.6 million of income taxes payable from our settlement of certain income tax assessments in the United States with the IRS.

Income (Loss) from Discontinued Operations. Income from discontinued operations in 2011 consists of income of $5.8 million from our settlement of certain income tax assessments in the United States with the IRS, offset by a loss $3.0 million related to the discontinued operations in France, Romania and Hungary. Loss from discontinued operations in 2010 of $1.5 million consists of losses generated by our subsidiaries in France, Romania and Hungary, where we have discontinued provision of services.

The following table sets forth, for the annual periods indicated, certain financial data related to the Company’s reportable segments.

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Year ended December 31, 2012:
Revenue	$-	$102,549	$401	$102,950
Depreciation and amortization	3	676	55	734
Loss from continuing operations	(3,268)	(1,448)	(3,304)	(8,020)
Total assets from continuing
operations	411	21,710	438	22,559

Year ended December 31, 2011:
Revenue	$-	$99,832	$495	$100,327
Depreciation and amortization	7	572	41	620
Loss from continuing operations	(527)	(410)	(3,998)	(4,935)
Total assets from continuing
operations	491	21,424	561	22,476

Year ended December 31, 2010:
Revenue	-	91,748	607	92,355
Depreciation and amortization	11	668	34	713
Income (loss) from continuing
operations	(3,735)	1,395	(4,275)	(6,615)
Total assets from continuing
operations	663	21,231	499	22,393

Corporate Segment

Our loss from continuing operations increased from $0.5 million in 2011 to $3.3 million in 2012. The increase is primarily due to the following: (a) interest expense to related party increased from $1.1 million in 2011 to $1.6 million in 2012 as a result of an increase in borrowings, which increased from $20.8 million in 2011 to $28.1 million in 2012, (b) interest expense related to uncertain tax positions totaled $0.1 million in 2012 compared to income of $0.7 million in 2011, which resulted from our settlement with the IRS in 2011, (c) foreign currency loss in 2012 totaled $0.3 million compared to foreign currency gain of $0.6 million in 2011. In addition, included in the loss from continuing operations in 2011 was income of $2.0 million related to the settlement of uncertain income tax positions with the IRS.

Our loss from continuing operations decreased from $3.7 million in 2010 to $0.5 million in 2011. The decrease in the loss from continuing operations is primarily due to the recognition of income of $2.0 million related to the settlement of uncertain income tax positions with the IRS, offset by the increase in interest expense related to the convertible notes to related party, which increased to $1.1 million in 2011 compared to $0.8 million in 2010. In addition, we recognized a foreign currency transaction gain of $0.6 million in 2011 compared to a foreign currency transaction loss of $0.3 million in 2010. Moreover, loss from continuing operations in 2010 was affected by a one-time equity loss of $0.7 incurred in connection with an additional investment in Inksure.

Airport Security and Other Aviation Services Segment

Increase in revenue in 2012 of $2.7 million compared to 2011 relates primarily to: (a) an increase in the provision of services in the United States, which increased from $35.8 million in 2011 to 36.9 million in 2012. (b) an increase of revenues in the Netherlands from $47.5 million in 2011 to $48.3 million in 2012. Revenue generated in the Netherlands was materially affected by exchange rate fluctuations as the average rate of the Euro-Dollar decreased by 7.6% in 2012 compared to 2011. (c) an increase of revenue from Aviation Services provided in other locations increased from $16.5 million to $17.3 million. In 2011 the Company’s loss from Aviation Services increased from $0.4 million in 2011 to $1.4 million in 2012. The increase is primarily attributable to (a) larger payroll and related costs at our European subsidiaries and increase of costs related to the establishment of new subsidiaries and expansion of current operations.

Increase in revenue in 2011 of $8.1 million compared to 2010 relates primarily to (a) an increase in the provision of services in the Netherlands (b) new contracts in new locations such as Portugal and Denmark and (c) exchange rates effect of $1.6 million. Loss from Aviation Services in 2011 was $0.4 million compared to profit of $1.4 million in 2010. Change in results is primarily attributable to:(a) larger payroll and related costs at our European subsidiaries (b) decrease of profitability following pricing discounts provided to a number of our customers and (c) an increase in foreign currency transaction losses.

Technology Segment

Revenue in 2012 was $0.4 million compared to $0.5 million in 2011. The decrease in our loss of $0.7 million is mainly due to the reduction in the number of employees within the Technology segment compared to 2011.

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

As of December 31, 2012 and 2011, we had cash on hand of $1.2 million and $2.7 million, respectively (not including restricted cash of $5.4 million and $4.9 million as of December 31, 2012 and 2011, respectively, which serve as collateral for our line of credit, letters of credit in the United States and restricted bank accounts in the Netherlands which are restricted for payments to local tax authorities).

We have a working capital deficit and a history of recurring losses from continuing operations and negative cash flows from operations. As of December 31, 2012 and 2011, we had a working capital deficit of $10.3 million and $9.0 million, respectively. During the years ended December 31, 2012, 2011 and 2010, we incurred losses from continuing operations of $8.0 million, $4.9 million and $6.6 million, respectively, and negative cash flows from operations of $8.1 million, $6.4 million and $5.3 million, respectively. In addition, we are also in default on our line of credit arrangement in the United States as a result of the violation of certain financial and non-financial covenants. Collectively, these factors raise substantial doubt about our ability to continue as a going concern.

The report of our independent registered public accounting firm on our 2012 consolidated financial statements includes an explanatory paragraph stating that there is substantial doubt with respect to our ability to continue as a going concern.

Management believes that our operating cash flows and related party / third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash flows from operations and obtain additional financing from related parties or third parties will be successful. In December 2012, we increased our borrowing capacity under the convertible notes payable to related party to $27.0 million.

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

Net cash used in operating activities in 2012 was $8.1 million. This use of cash resulted mainly from a net loss from continuing operations of $8.0 million. This amount was partially offset by:(a) a noncash charge of $0.7 million for depreciation and amortization and (b) the amortization of deferred financing costs of $0.3 million. Net cash used by continuing operating assets and liabilities of $0.04 million is primarily attributable to a decrease in accounts receivable, net of $1.2 million and payments made to the U.S. Department of Labor of $0.3 million. This was offset by an increase in accounts payable of $0.5 million and an increase in accrued expenses and other current liabilities of $1.2 million. Net cash used in discontinued operations in 2012 was $1.3 million.

Net cash used in operating activities in 2011 was $6.4 million. This use of cash resulted mainly from a net loss from continuing operations of $4.9 million and net cash used in continuing operating assets and liabilities of $0.1 million. This amount was partially offset by:(a) a noncash charge of $0.6 million for depreciation and amortization, (b) the amortization of deferred financing costs of $0.2 million and (c) bad debt expense of $0.2 million. Net cash used in continuing operating assets and liabilities of $0.1 million is primarily attributable to a decrease in income taxes payable of $1.8 million as part of our settlement agreement with the IRS, payment to the United States Department of Labor of $0.3 million and decrease of prepaid expenses and other current assets of 0.2 million. This was offset mainly by an increase in accounts payable of $1.0 million, and an increase in accrued expenses and other current liabilities of $1.0 million. Net cash used in discontinued operations in 2011 was $2.3 million.

Net cash used in operating activities in 2010 was $5.3 million. This use of cash resulted mainly from a net loss from continuing operations of $6.6 million and net cash provided by continuing operating assets and liabilities of $0.9 million. This amount was partially offset by: (a) a noncash loss of $1.5 million related to settlements with the DOL and TSA, (b) a noncash charge of $0.7 million for depreciation and amortization and (c) an equity loss from investment in affiliate of $0.7 million. Net cash provided by continuing operating assets and liabilities of $0.9 million is primarily attributable to an increase accrued expenses and other current liabilities of $2.4 million and prepaid expenses and other current assets of $0.3 million, offset by a decrease in accounts receivable of $1.1 million and decreases in other assets and income taxes payable of $0.2 million and $0.3 million, respectively. Net cash used in discontinued operations in 2011 was $2.5 million.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2012 was $1.1 million and consisted primarily of capital expenditures of $0.6 million and a $0.5 million increase in restricted cash.

Net cash used in investing activities for the year ended December 31, 2011 was $0.7 million and consisted primarily of capital expenditures of $0.8 million, partially offset by $0.1 million decrease in restricted cash.

Net cash used in investing activities in 2010 was $0.8 million and consisted primarily of our investment in Inksure of $0.7 million and capital expenditures of $0.6 million, partially offset by proceeds from sale of property and equipment of $0.2 million and $0.3 million decrease in restricted cash.

Cash Flows from Financing Activities

Net cash provided by financing activities in 2012 was $7.4 million, which consisted primarily of an increase in net borrowings on our line of credit in the United States of $0.5 million and $6.9 million of net proceeds from our convertible note arrangement with a related party.

Net cash provided by financing activities in 2011 was $7.8 million, which consisted primarily of an increase in net borrowings on our lines of credit in the United States of $1.5 million and $6.7 million of net proceeds from our convertible note arrangement with a related party. Those amounts were offset by the payment of $0.5 million of financing costs associated with obtaining our new line of credit arrangement in the United States.

Net cash provided by financing activities in 2010 was $5.9 million, which consisted primarily in increase in net borrowings on our line of credit with a commercial bank in the United States of $0.5 million and $5.4 million of net proceeds from our convertible note arrangement with a related party.

We expect to continue to draw down from our convertible note arrangement with a related party as necessary to meet our short-term cash needs.

Borrowings

United States

The Company had an arrangement with a commercial bank through May 2011, which provided it with up to $8.0 million in borrowings and letters of credit subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 95% of the Company's certificate of deposit, plus (iii) $0.8 million representing a standby letter of credit that was provided to the commercial bank by an entity related to the Company’s main shareholder, minus (iv) letter of credit obligations, minus (v) $0.5 million representing a discretionary reserve established by the commercial bank. Borrowings under the arrangement were secured by the Company's accounts receivable of one of the Company’s subsidiaries in the United States, a $3.5 million certificate of deposit and the $0.8 million letter of credit that was provided to the commercial bank by an entity related to the Company’s main shareholder.

In May 2011, the Company entered into a new credit facility with an independent lender to replace its previous line of credit arrangement and repay all amounts owed to the commercial bank. The new credit facility provides the Company with up to $9.0 million in borrowings subject to a borrowing base limitation. The borrowing base limitation is equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of the Company's $3.5 million in cash collateral plus (iv) 95% of a $0.8 million standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder. Borrowings under the new credit facility are secured by certain assets of one of the Company’s subsidiaries in the United States, including accounts receivable and unbilled receivables ($5.4 million as of December 31, 2012), equipment, cash and cash equivalents, a $3.5 million certificate of deposit, and the $0.8 million letter of credit that was provided to the lender by an entity related to the Company’s main shareholder. The new credit facility expires on May 25, 2013.

Borrowings made under the commercial bank arrangement were designated as either prime rate or LIBOR loans at the option of the Company. Prime rate loans bear interest, which is payable monthly, at the bank's prime rate plus 1% per annum. LIBOR loans bear interest, which is payable monthly, at LIBOR plus 350 basis points, per annum.

Borrowings made under the new credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.75%) plus 4.5% per annum (6.25% as of December 31, 2012).

The Company's weighted average interest rate during the years ended December 31, 2012, 2011 and 2010 is 6.25%, 6.35% and 6.08%, respectively.

The Company capitalized $0.7 million in costs associated with obtaining the new credit facility, including a success fee to the independent lender of $0.3 million. The success fee is payable in twenty-four monthly installments of approximately $0.01 million commencing in June 2011 through May 2013.

In July 2011, the Company amended the new credit facility to increase the maximum borrowing amount to $10.0 million and permit the Company to include 100% of its $3.5 million in cash collateral into the borrowing base limitation.

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

In June 2012, the Company amended the credit facility to revise existing financial and non-financial covenants, including the maintenance of a specified fixed charge coverage ratio and minimum level of EBITDA.

The Company evaluated the terms of the amendments and concluded that they do not constitute substantive modifications.

As of December 31, 2012 and 2011, the Company had approximately $8.6 million and $8.1 million outstanding under line of credit arrangements. At December 31, 2012 and 2011, the Company has $0.2 million and $0.3 million in unused borrowing capacity under the new credit facility.

As of December 31, 2012, the Company is in default of its new credit facility as a result of the violation of certain financial and non-financial covenants. While the independent lender is not waiving these violations and is reserving all rights and remedies available to it under the credit facility and law, it is presently not exercising these rights and remedies.

Europe

In September 2011, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €0.3 million ($0.4 million as of December 31, 2012) in borrowings and €0.06 million ($0.08 million as of December 31, 2012) in guarantees. In May 2012 the line of credit was increased up to €0.5 million ($0.7 million as of December 31, 2012).

Borrowings under the line of credit arrangement bear interest, which is payable monthly, at 6% per annum both for 2012 and 2011. The line of credit arrangement is secured by the accounts receivable of one of the Company’s European subsidiaries ($4.0 million as of December 31, 2012) and expires on January 1, 2014.

As of December 31, 2012 the Company does not have any outstanding borrowings under the line of credit arrangement. As of December 31, 2012, the Company has €0.5 million ($0.7 million as of December 31, 2012) in unused borrowing capacity under the line of credit arrangement.

Related party financing

In May 2010, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $12.0 million in revolving loans through November 2012. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In June 2010, the holder of the convertible notes elected to convert $250,000 million in outstanding convertible notes into 119,048 shares of common stock.

In September 2010, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $14.0 million in revolving loans through November 2012. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In November 2011, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $19.0 million in revolving loans through November 2013. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company’s European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company’s common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In May 2012, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $21.0 million in revolving loans through November 2013. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In December 2012, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $27.0 in revolving loans through November 2015. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

The Company’s weighted average interest during the years ended December 31, 2012, 2011 and 2010 is 6.28%, 6.32% and 6.38%, respectively.

At December 31, 2012 and 2011, convertible notes payable to related party consist of $24.0 million and $18.0 million, respectively, in principal and $5.0 million and $3.0 million, respectively, in accrued interest. Interest expense related to these notes is $1.6 million, $1.1 million and $0.76 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $2.3 million, $2.8 million and $1.7 million during the years ended December 31, 2012, 2011 and 2010, respectively.

Trend Information

Labor market conditions may require the Company to increase its prices. Cost of labor is the main variable in determining any cost increases. The Company is affected by the worldwide economic slowdown, which affects the aviation industry. As the Company is a service provider to this industry, it affects the results of the Company.

Off-Balance Sheet Arrangements

The Company is a party to a consulting arrangement with a former employee, a service agreement and various operating lease arrangements. In addition, the Company has no unconsolidated special purpose entities.

The following table summarizes our future contractual obligations as of December 31, 2012:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
		Less than	1-3	4-5	more than
	Total	1 year	years	years	5 years
Line of credit	$8,596	$8,596	$-	$-	$-
Convertible notes payable -
related party (including interest)	28,127	-	28,127	-	-
Operating lease obligations	3,457	1,324	1,754	379	-
Consulting and service agreements	1,799	1,799	-	-	-
Liability to Department of Labor	747	165	582	-	-
Future interest and fees on line of
credit and convertible notes
payable to related party (1)	8,710	2,170	6,540	-	-
	$51,436	$14,054	$37,003	$379	$-

(1)	Interest and fees are estimated based on future interest rates expected to be applicable.

The following table summarizes the Company’s other future commercial obligations as of December 31, 2012:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)

		Less than	1-3	4-5	more than
	Total	1 year	years	years	5 years

Guarantees	$83	$83	$-	$-	$-
Letters of credit	285	285	-	-	-
	$368	$368	$-	$-	$-
39

Item 6. Directors, Senior Management and Employees

The following table lists the directors and executive officers of ICTS:

	Age	Position
	---	--------
Menachem Atzmon	69	Chairman of the Supervisory Board
David W. Sass	77	Member of the Supervisory Board
Gail F. Lieberman	69	Member of the Supervisory Board, Member of the Audit Committee and the Compensation Committee
Elie Housman	76	Member of the Supervisory Board, Chairman of the Compensation Committee
Gordon Hausmann	67	Member of the Supervisory Board, Member of the Compensation Committee and Member of the Audit Committee
Philip M. Getter	76	Member of the Supervisory Board, Chairman of the Audit Committee
Ran Langer	67	Managing Director
Raanan Nir	64	Managing Director
Alon Raich	37	Chief Financial Officer

Menachem J. Atzmon is a CPA (Isr). Since 1996 Mr. Atzmon has been the managing director of Albermale Investment Ltd., an investment company. Since January 1998 he has served as the chairman of the management board of Seehafen Rostock, Umschlagsgesellschaft GmbH and its Holding Company. Mr. Atzmon acts as a member of the board of Capital Points, Ltd. a listed Company on the Tel Aviv Stock Exchange in Israel. He has been a member of the Supervisory Board of ICTS since 1999. Since July 2010 chairman of the Board of Arrow Ecology & Engineering Overseas (1999) Ltd, an advance recycling company.

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

Gail F. Lieberman, age 69, is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. She has been a Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group).  Ms. Lieberman is a director of Dara Biosciences (NASDAQ: DARA) since April 2009 and is currently chair of the compensation committee as well as a member of the audit committee; She is also a director of the South Central Connecticut Regional Water Authority since January 2012.  She has served on the board of FTEN, a private financial services technology company and for three public companies in the healthcare and aerospace sectors: I-Trax Inc. (Amex: DMX); TriPath Imaging Inc. (NASDAQ: TPTH); and Breeze-Eastern Corporation (Amex: BZC).  Ms. Lieberman has also served as the Audit Committee Chair for I-Trax, Inc. and Breeze-Eastern Corporation. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

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

Gordon Hausmann is the senior partner of his own law firm which he founded in London over 30 years ago. He specializes in business finance and banking law. He holds office as a Board Member of the UK subsidiaries of various quoted companies, Company Secretary of Superstar Holidays Ltd., (a subsidiary of El Al Airlines Ltd.) Director of Dominion Trust Co. (UK) Ltd., associated with a private Swiss banking group, and a Governor of the Hebrew University.

Philip M. Getter is currently the President and CEO of KIDSRx International, an all natural health care company. From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was most recently head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. He has more than thirty years of corporate finance experience. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and then Senior Partner of Devon Securities, an international investment banking boutique from 1969 to 1975. From 1975 to 1984 he was President/CEO of Generics Corporation of America, one of the largest generic drug manufacturers in the United States. As Chairman and CEO of Wolins Pharmaceutical (1977 to 1984) he led the reorganization and restructuring one of the oldest and largest direct to the profession distributors of pharmaceuticals. Mr. Getter was Chairman of Inksure Technologies, Inc. and a director from 2003 thru 2009. He has been a member of the League of American Theatres and Producers/The Broadway League, Chairman of the Executive Committee of The Kurt Weill Foundation for Music, and trustee of the American Theatre Wing, the TONY (awards) Administration and Rules Committees and has produced for Broadway, television and film. Mr. Getter is also the chairman of TCI College of Technology.

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

Summary Compensation Table

The following table sets forth compensation earned by the Company’s Managing Directors and the highest paid executives during the years 2010 till 2012 (U.S. Dollars in thousands):

					Non-equity	Nonqualified	Number	Number
Name and					Incentive	Deferred	of	of
Principal				All Other	Plan	Compensation	Option	Stock
Position	Year	Salary	Bonus	Compensations	Compensation	Earnings	Awards	Awards	Total
		$		$	$	$			$
Avraham Dan	2012	-	-	-	-	-	-	-	-
Previous	2011	-	-	-	-	-	-	-	-
Managing	2010	180	-	-	-	-	-	-	180
Director

Ran Langer	2012	-	-	-	-	-	-	-	-
Managing	2011	-	-	-	-	-	-	-	-
Director	2010	-	-	-	-	-	-	-	-

Raanan Nir	2012	-	-	77	-	-	-	-	77
Managing	2011	-	-	66	-	-	-	-	66
Director	2010	-	-	48	-	-	-	-	48

Doron Zicher	2012	283	913	44					1,240
General	2011	306	1008	32					1,346
Manager of a	2010	289	338	31	-	-	-	-	658
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

Mr. Langer has been employed as Managing Director since 2004 without compensation. During 2013, the Company signed an employment agreement with Mr. Langer on which he will be entitled to a yearly salary of €144k per year (€190 as of December 2013).

Mr. Nir has been employed as a Managing Director since 2008 at an annual cost of $77, $66 and $48 during the years 2012, 2011 and 2010, respectively.

Mr. Doron Zicher has been employed as a General Manager of the Company’s European subsidiaries. In February 2012, the Company entered into a non-cancellable employment and termination agreement with Mr. Zicher. Under the terms of the agreement, Mr. Zicher is entitled to a special bonus payment over the term of the agreement of €1.5 million ($20 million as of December 31, 2012), of which €0.3 million ($0.4 million as of December 31, 2011) was paid during the year ended December 31, 2011. The timing of the remaining bonus payments is at the discretion of the Company unless certain performance conditions are met. The agreement will continue until the additional bonus payment is earned and paid in full. At such time, the manager will cease to be employed at the Company.

This agreement supersedes and replaces all previous agreements between the Company and the employee, with the exception of certain provisions in the original employment agreement surrounding the manager’s right to earn a bonus upon the sale of one of the Company’s European subsidiaries remain in effect.

In February 2013 the Company amended the employment and termination agreement with the manager of its European subsidiaries to update the terms of payment regarding the special bonus. The Company shall provide at its own expense two bank guarantees of €0.5 million ($0.7 million as of December 31, 2012). Each shall unconditionally become payable on December 2, 2013 if by that time the Company has not paid the entire outstanding amount of €1.0 million ($1.3 million as of December 31, 2012). These guarantees were provided in March 2013 by an entity related to the Company’s main shareholder.

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2012.

	Salaries, fees,	Pension, retirement
	commissions	and other
	and bonuses	similar benefits

(in thousands)

Directors as a group (6 persons)	$ 98	$ -
All officers as a group (8 persons)	$ 1,795	$ 63

Background and Compensation Philosophy

Our Compensation Committee consists of Elie Housman, Chairman – Gail Lieberman, and Gordon Hausmann, all independent directors. The Compensation Committee and, prior to its establishment our Supervisory Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, the level of compensation paid to similarly situated executives in comparably sized companies, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the supervisory board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

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

The members of the Supervisory Board as of December 31, 2012 and the initial year they joined the Board are as follows: Menachem Atzmon (1999), Elie Housman (2002), Gordon Hausmann (2005), David W. Sass (2002), Gail F. Lieberman (2010) and Philip M. Getter (2003).

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

Employees

As of December 31, 2012, we have 3,741 employees, of which 1,348 employees are located in Europe, Far East and Israel 2,393 are located in the United States.

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

There are 210,000 options outstanding under the plan. Options available for grant under the plans are 2,373,989.

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

As of December 31, 2012, there were no outstanding options under the plan. Options available for grant under the plan are 1,500,000. The plan expires by its terms up to 2018.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Common Shares as of April 30, 2013 with respect to:

(1) Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Shares.

(2) Each director or officer who holds more than 1% of the Common shares. None of the directors or officers, excluding Mr. Menachem Atzmon, owns 1% or more of ICTS outstanding share capital.

(3) All directors and officers as a group.

	Percent of
	Amount Beneficially	Common Shares
Name Shareholders Holding Five Percent or More	Owned (a)	Outstanding (b)

Atzmon Family Trust (c)	60.3%	4,847,226

Amos Megides	12.8%	1,025,692

Nicholas P. Monteban, Xalladio Holding B.V.
and Galladio Capital Management B.V.	8.3%	665,000

Igal Tavori	6.1%	487,650

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

2. As of April 25, 2013 the Company received loans from related party in total amount of $25.0 million and accrued interest of $5.2 million. The loan is convertible to the Company’s common stock at a rate of $2.10 per share. The calculation above does not take into consideration the conversion of those loans.

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

Related Party Transactions

Entities related to two of the Company's board members provide legal services to the Company. Legal expense related to these services is $0.1 million for each of the years ended December 31, 2012, 2011 and 2010, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $0.1 million and $0.1 million due for these services as of December 31, 2012 and 2011, respectively.

In January 2009, the Company engaged the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $0.1 million for such services for each of the years ended December 31, 2012, 2011 and 2010, respectively.

In June 2009, a European bank, issued a performance guarantee in the amount of €1.2 million ($1.6 million) as of December 31, 2012) to one of the Company’s customers to secure the Company’s performance under a service contract between the parties. The performance guarantee extends for the period June 24, 2009 through April 16, 2013. To secure the European bank’s guarantee, an entity related to the Company’s main shareholder provided a guarantee to the European bank for the same amount. The guarantee was renewed on March 2013.

In January 2010, the Company engaged the services of an entity owned by a related party to provide it with certain selling services to its technology segment. The Company incurred expenses of $0.1 million for such services for each of the years ended December 31, 2011 and 2010. The contract expired on December 31, 2011.

In June 2010, an entity related to the Company’s main shareholder provided a letter of credit of $0.6 million to a commercial bank to guarantee an extension of a borrowing arrangement on behalf of one of the subsidiaries in the group. In September 2010, the letter of credit was increased to $0.8 million (see Note 7). In May 2011, pursuant to the Company’s new credit facility in the United States, this standby letter of credit was transferred to the Company’s new independent lender.

For details of financing from a Related Party see “Related Party Financing” on page 37.

Item 8. Financial Information

The Consolidated Financial Statements and Financial Statement Schedule are included herein on pages F-1 through F-39.

Legal Proceedings

United States Transportation Security Administration

In February 2002, the Company was awarded a security services contract (the "TSA Contract") by the TSA to continue to provide security services in all its current airport locations until the earlier of either the completed transition of these security services on an airport-by-airport basis to the TSA or November 2002. In accordance with the terms of the TSA Contract, the United States Federal government provided the Company with a non-interest bearing advance payment of approximately $26.0 million, of which the Company had repaid $11.7 million. The amount due from the TSA with respect to services provided under the TSA Contract was $17.3 million. The Company had reflected the net amount due from the TSA of $3.0 million on its consolidated balance sheet.

In December 2010, the Company entered into a settlement agreement with the TSA whereby both parties agreed to withdraw all claims and contractual rights, including the ability to seek further compensation, from one another. As a result of the settlement arrangement, the Company wrote off the $3.0 million receivable from the TSA and recognized a settlement loss of $3.0 million. The settlement loss is shown net of a $1.5 million gain recognized on the Company’s settlement with the DOL on the accompanying statement of operations.

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

In December 2010, the Company entered into a settlement arrangement with the DOL whereby the DOL agreed to reduce the amount of the liability to $1.5 million, but retained the right to reinstate the amount owed back to $3.0 million if the Company becomes delinquent on any of its scheduled payment obligations. The settlement gain is shown net of a $3.0 million loss recognized on the Company’s settlement with the TSA on the accompanying statement of operations.

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

Item 9. The Offer and Listing

Our shares of common stock are currently traded on the Bulletin Board OTC under the symbol ICTSF.

The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2008	$2.30	$1.70
2009	$2.55	$1.50
2010	$2.80	$1.25
2011	$1.50	$0.40
2012	$1.60	$0.04

The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2012	High	Low
First quarter	$1.60	$0.80
Second quarter	$1.40	$0.11
Third Quarter	$1.50	$0.35
Fourth Quarter	$1.50	$0.04

2011	High	Low
First quarter	$1.25	$0.40
Second quarter	$0.90	$0.60
Third Quarter	$1.50	$0.60
Fourth Quarter	$1.16	$0.80

2010	High	Low
First Quarter	$2.80	$2.15
Second Quarter	$2.35	$1.85
Third Quarter	$2.30	$1.75
Fourth Quarter	$1.85	$1.25

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

Shares

Our authorized share capital is currently divided into 17,000,000 common shares, par value 0.45 Euro per common share. Article 24, of the Articles of Association provide that in the event the Management Board files a declaration with the Dutch Chamber of Commerce that at least ninety percent of the authorized share capital is issued, Article 3 of the Articles of Association will provide as follows: “The authorized capital of the Company amounts to EUR 67,000,000 each share having a par value of EUR 0.45.”

In February 2013 the Company’s articles of association were amended as approved during the shareholders general meeting in December 2012 whereby the number of authorized shares of the Company’s common stock was increased by 16,333,333 shares to 33,333,334 shares with a par value of €0.45 per share. In addition, once 90% of the Company’s authorized shares become issued and outstanding, an additional 116,666,667 shares will become authorized.

The common shares may be in bearer or registered form. As of December 31, 2012, 8,036,698 shares were issued and outstanding.

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

Taxation of Dividends

For U.S. federal income tax purposes, the gross amount of distributions, if any, (including any withholding tax thereon) made by the Company out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be included in the gross income of a direct U.S. Holder as foreign source dividend income on the date of receipt but will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Subject to the discussion below regarding passive foreign investment companies, the Company should be considered to be a “qualified foreign corporation” so that such dividends should be eligible to be taxed as net capital gains (at a maximum U.S. federal rate of 20 percent). Distributions in excess of the earnings and profits of the Company will be treated, for U.S. federal income tax purposes, first as a nontaxable return of capital to the extent of the U.S. Holder's basis in the shares (thereby increasing the amount of any gain and decreasing the amount of any loss realized on the subsequent disposition of such shares) and then as a gain from the sale or exchange of the shares. The amount of any dividend paid in Euro will be equal to the U.S. dollar value of the Euro on the date of receipt regardless of whether the U.S. Holder converts the payment into U.S. dollars.

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

Taxation on Sale or Disposition of Shares

Subject to the discussion below regarding passive foreign investment companies, U.S. Holders will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's adjusted tax basis in the shares. In general, a U.S. Holder's adjusted tax basis in the shares will be equal to the amount paid by the U.S. Holder for such shares. For shares held for one year or less, any such gain or loss will generally be treated as short-term gain or loss and taxed at the same rate as ordinary gain or loss. If the shares have been held for more than a year, any such gain or loss will generally be treated as long-term capital gain or loss. U.S. Holders are advised to consult a competent tax adviser regarding applicable capital gains tax provisions and sourcing of capital gains and losses for foreign tax credit purposes.

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

Alternatively, if we were to become a PFIC, a U.S. Holder might, depending on the volume of trading of our stock, make a mark-to-market election to elect out of the excess distribution rules discussed above. If a U.S. Holder made a mark-to-market election for the shares, the U.S. Holder would include in income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of the U.S. Holder’s taxable year over the U.S. Holder’s adjusted basis in such shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other dispositions of the shares are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares, as well as to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. A U.S. Holder’s basis in the shares will be adjusted to reflect any such income or loss amounts.

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

Tax assessment in the U.S

The Company was subject to a tax examination for one of its subsidiaries in the United States by the IRS for the tax years 2002 to 2004. In connection with this examination, the subsidiary was required to provide information regarding its treatment of certain expenses. The IRS proposed a number of adjustments to the subsidiary's filed income tax returns for the tax years 2002 to 2004, which collectively resulted in an assessed income tax liability of $12.3 million. Management vigorously contested the merit of the proposed adjustments and established a reserve of $10.7 million, including interest and penalties of $4.8 million, as of December 31, 2010 to reflect the adjustments that it considered to be more likely than not to be upheld upon the ultimate resolution of this matter. In July 2011 and January 2012, the Company entered into arrangements with the IRS to settle all outstanding claims against it for $3.3 million, including $0.9 million in interest. The IRS did not assess any penalties as part of the settlement. In August 2012, the Company filed an Offer in Compromise with the IRS to adjust the amount and payment terms of tax and interest due to the U.S. Government. The IRS has not yet responded to the offer.

Taxes in the Netherlands

The following is a general non-exhaustive discussion of the tax laws in the Netherlands as they relate to the operations of the Company.

Corporate Income Taxes

We are incorporated under the laws of the Netherlands and are therefore subject to the tax laws of the Netherlands. In 2012 the standard corporate income tax rate was 20% on profits up to €200 million ($0.3 million as of December 31, 2012) and 25% for the excess. In 2013 the standard corporate income tax rate will be the same as in 2012.

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

Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2012, approximately 36% of the Companies revenues were derived in the United States, and approximately 64% was derived in Europe and the Far East. The Company is subject to market risks associated with foreign currency exchange rate fluctuations. We do not utilize derivative instruments to manage its exposure to such market risk. As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk - We are subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. We believe that moderate interest rate increases will not have a material adverse impact on the results of their operations, or financial position, in the foreseeable future. An increase of 1% in the interest rate would have increased the Company's interest expense for factor advances, bank loans, convertible notes payable to related party and other parties, by approximately $0.4 million in the year ended December 31, 2012.

Item 12. Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

As of December 31, 2012 one of our subsidiaries in the United States is in default of its credit facility as a result of the violation of certain financial and non financial covenants. While the independent lender is not waiving these violations and is reserving all rights and remedies available to it under the credit facility and law, it is presently not exercising these rights and remedies.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

Management's report on internal control over financial reporting

(a) Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

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
66

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2012.

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

Item 16C. Fees Paid to Our Independent Registered Public Accounting Firm

The following table sets forth the aggregate fees billed by our independent registered public accounting firms, Mayer Hoffman McCann CPAs ("MHM"), for services rendered to us during the years ended December 31, 2012 and 2011. The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2012	2011
Audit fees	$350	$350
Audit related fees	-	-
Tax fees	-	-
Total fees	$350	$350

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

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-39.

Item 19. Exhibits

1. Articles of Association of the Company.*

2. Articles of Amendment of the Articles of Association filed as Exhibit to Form 6K dated April 22, 2009.

3. Articles of Amendment of the Articles of Association filed as exhibit herewith.

4. Specimen of the Company's Common Stock.*

5. Code of Ethics for Principal Executive Officers and Senior Financial Officers.

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

ICTS INTERNATIONAL, N.V. AND SUBSIDIARIES

	By:	/s/ Raanan Nir

-----------------------------
	Name:	Raanan Nir
	Title:	Managing Director

Date:	May 13, 2013

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2012 ANNUAL REPORT

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of ICTS International N.V. and Subsidiaries (the "Company") as of December 31, 2012 and 2011 and the related consolidated statements of operations and comprehensive loss, shareholders' deficit, and cash flows for each of the years in the three year period ended December 31, 2012. Our audits also included the financial statement schedule presented on page F-39 for each of the years in the three year period ended December 31, 2012. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and on the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICTS International N.V. and Subsidiaries as of December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

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

May 13, 2013

F-2

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(US $ in thousands, except share data)

	December 31,
ASSETS	2012	2011
CURRENT ASSETS:
Cash and cash equivalents	$1,221	$2,741
Restricted cash	5,407	4,857
Accounts receivable, net	12,372	11,087
Deferred tax assets, net	145	133
Prepaid expenses and other current assets	1,009	809
Current assets from disconituned operations	-	1,037
Total current assets	20,154	20,664

Property and equipment, net	1,579	1,689
Deferred financing costs, net	123	448
Goodwill	314	314
Other assets	389	398
Non-current assets from discontinued operations	-	369
Total assets	$22,559	$23,882

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable-bank	$8,596	$8,086
Accounts payable	4,082	3,542
Accrued expenses and other current liabilities	14,132	12,817
Income taxes payable	1,714	1,560
Current liabilities from discontinued operations	1,937	3,644
Total current liabilities	30,461	29,649

Convertible notes payable to related party, including
accrued interest	28,127	20,846
Liability to United States Department of Labor	582	851
Other liabilities	75	150
Total liabilities	59,245	51,496

COMMITMENTS AND CONTINGENCIES (NOTES 13 and 15)
SHAREHOLDERS' DEFICIT:
Common stock, €0.45 par value; 17,000,000 shares
authorized; 8,036,698 shares issued and outstanding
as of December 31, 2012 and 2011, respectively	4,492	4,492
Additional paid-in capital	20,891	20,828
Accumulated deficit	(55,192)	(46,176)
Accumulated other comprehensive loss	(6,877)	(6,758)
Total shareholders' deficit	(36,686)	(27,614)
Total liabilities and shareholders' deficit	$22,559	$23,882

See accompanying notes to the consolidated financial statements.
F-3

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(US $ in thousands, except share data)

	December 31,
	2012	2011	2010

Revenue	$102,950	$100,327	$92,355
Cost of revenue	90,330	87,049	78,686
GROSS PROFIT	12,620	13,278	13,669
Operating expenses:
Research and development	2,264	2,810	1,724
Selling, general, and administrative	15,019	14,983	13,506
Settlement loss, net	-	-	1,455
Total operating expenses	17,283	17,793	16,685
OPERATING LOSS	(4,663)	(4,515)	(3,016)
Other expense, net	(3,113)	(695)	(2,220)
LOSS BEFORE EQUITY LOSS FROM INVESTMENT IN
AFFILIATE AND INCOME TAX BENEFIT (EXPENSE)	(7,776)	(5,210)	(5,236)
Equity loss from investment in affiliate	-	-	(675)
Income tax benefit (expense)	(244)	275	(704)
LOSS FROM CONTINUING OPERATIONS	(8,020)	(4,935)	(6,615)
Income (loss) from discontinued operations,
net of income tax benefit of $2,919 in 2011
and $155 in 2010	(996)	2,787	(1,509)
NET LOSS	$(9,016)	$(2,148)	$(8,124)

INCOME (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations	$(1.00)	$(0.62)	$(0.83)
Discontinued operations	(0.12)	0.35	(0.19)
Net loss	$(1.12)	$(0.27)	$(1.02)

Weighted average number of shares outstanding	8,036,698	8,014,882	7,949,661

COMPREHENSIVE LOSS
Net loss	$(9,016)	$(2,148)	$(8,124)
Translation adjustment	(119)	68	630
Comprehensive loss	$(9,135)	$(2,080)	$(7,494)

See accompanying notes to the consolidated financial statements.
F-4

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(US $ in thousands, except share data)

					Accumulated
					Other	Total
					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Deficit
BALANCE AT JANUARY 1, 2010	7,890,137	$4,409	$20,661	$(35,904)	$(7,456)	$(18,290)
Conversion of convertible
notes payable to related
party into common stock	119,048	66	184	-	-	250
Net loss	-	-	-	(8,124)	-	(8,124)
Translation adjustment	-	-	-	-	630	630

BALANCE AT DECEMBER 31, 2010	8,009,185	4,475	20,845	(44,028)	(6,826)	(25,534)
Exercise of stock options	27,513	17	(17)	-	-	-
Net loss	-	-	-	(2,148)	-	(2,148)
Translation adjustment	-	-	-	-	68	68

BALANCE AT DECEMBER31, 2011	8,036,698	4,492	20,828	(46,176)	(6,758)	(27,614)
Stock based compensation	-	-	63	-	-	63
Net loss	-	-	-	(9,016)	-	(9,016)
Translation adjustment	-	-	-	-	(119)	(119)
BALANCE AT DECEMBER 31, 2012	8,036,698	$4,492	$20,891	$(55,192)	$(6,877)	$(36,686)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US $ in thousands, except share data)

	Year Ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,016)	$(2,148)	$(8,124)
Income (loss) from discontinued operations	(996)	2,787	(1,509)

Loss from continuing operations	(8,020)	(4,935)	(6,615)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation and amortization	734	620	713
Amortization of deferred financing costs	325	202	-
Bad debt expense	46	158	138
Deferred income taxes	(10)	18	(151)
Equity loss from investment in affiliate	-	-	675
Loss on sale of property and equipment	-	-	31
Write-off of receivable from United States
Transportation Security Administration	-	-	3,000
Reduction in liability to United States
Department of Labor	-	-	(1,545)
Stock-based compensation	63	-	-
Changes in assets and liabilities:
Accounts receivable, net	(1,230)	(12)	(1,081)
Prepaid expenses and other current assets	(192)	(243)	307
Other assets	3	219	(216)
Accounts payable	512	986	13
Accrued expenses and other current liabilities	1,157	1,042	2,419
Income taxes payable	152	(1,849)	(303)
Liability to United States Department of Labor	(268)	(340)	(100)
Other liabilities	(92)	51	(92)
Net cash used in discontinued operations	(1,296)	(2,268)	(2,542)

Net cash used in operating activities	(8,116)	(6,351)	(5,349)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(643)	(843)	(562)
Investment in affiliate	-	-	(675)
Proceeds from sale of property and equipment	39	-	156
Change in restricted cash	(530)	125	295
Net cash used in discontinued operations	-	(8)	(23)

Net cash used in investing activities	$(1,134)	$(726)	$(809)
F-6

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONCLUDED)

(US $ in thousands, except share data)

	Year Ended December 31,
	2012	2011	2010

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings (repayments) under old line
of credit, net	$-	$(6,600)	$530
Borrowings under new line of credit, net	510	8,086	-
Net proceeds from convertible notes payable
to related party	6,863	6,741	5,372
Payment of financing costs	-	(450)	-
Net cash provided by financing activities	7,373	7,777	5,902

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE
RATES ON CASH AND CASH EQUIVALENTS	357	(719)	112

DECREASE IN CASH AND CASH EQUIVALENTS	(1,520)	(19)	(144)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,741	2,760	2,904

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,221	$2,741	$2,760

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
FINANCING ACTIVITIES
Cashless exercise of stock options	$-	$17	$-
Accrued financing costs included in accrued
expenses and other current liabilities	$-	$137	$-
Accrued financing costs included in other
liabilities	$-	$63	$-
Conversion of convertible notes payable
to related party into common stock	$-	$-	$250

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$613	$532	$439

Income taxes	$183	$358	$88

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

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

Liquidity and Financial Condition

The Company has a working capital deficit and a history of recurring losses from continuing operations and negative cash flows from continuing operations. As of December 31, 2012 and 2011, the Company has a working capital deficit of $10,307 and $8,985, respectively. During the years ended December 31, 2012, 2011 and 2010, the Company incurred losses from continuing operations of $8,020, $4,935 and $6,615, respectively, and negative cash flows from operations of $8,116, $6,351 and $5,349, respectively. In addition, the Company is also in default on its line of credit arrangement in the United States as a result of the violation of certain financial and non-financial covenants. Collectively, these factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that the Company’s operating cash flows and related party/third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash flows from operations and obtain additional financing from related parties/third parties will be successful. In December 2012, the Company increased its borrowing capacity under the convertible notes payable to related party to $27,000 (see Note 9).

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

(US $ in thousands, except share data)

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

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates and assumptions included in these consolidated financial statements consist of the: (a) calculation of the allowance for doubtful accounts, (b) determination of the fair value of stock options upon the modification of the Company’s stock option plans, (c) recognition of contingent liabilities, and (d) calculation of income taxes.

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

Restricted Cash

Restricted cash as of December 31, 2012 consists of: (a) a $3,500 certificate of deposit that matures in May 2013 and serves as cash collateral for the Company’s line of credit arrangement (see Note 7); (b) $285 held in several bank accounts that serves as cash collateral for outstanding letters of credit, which are released from restriction on various dates from September 2013 to December 2013 (see Note 15) and (c) $1,622 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

Restricted cash as of December 31, 2011 consists of: (a) a $3,500 certificate of deposit that matured on September 30, 2012 and served as cash collateral for the Company’s line of credit arrangement (see note 7); (b) $274 held in several bank accounts that served as cash collateral for outstanding letters of credit and (c) $1,083 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customer and current economic trends. The Company writes off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible. As of December 31, 2012 and 2011, the allowance for doubtful accounts is $31 and $399, respectively.

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

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The assessment begins with an analysis of qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is determined that goodwill should be reviewed for impairment, then a discounted cash flow analysis is performed to determine whether the goodwill is recoverable. If the carrying value of the goodwill is not recoverable based upon the discounted cash flow analysis, then an impairment charge is recorded for the difference between the carrying value and the fair value of the goodwill. During the years ended December 31, 2012, 2011 and 2010, the Company has not recorded any impairment charges on its goodwill.

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2012, 2011, and 2010, the Company did not record any impairment charges on its long-lived assets.

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

(US $ in thousands, except share data)

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

Comprehensive Loss

Comprehensive loss reflects changes in shareholders' deficit that result from transactions and economic events from non-owner sources. The Company's comprehensive loss for the years ended December 31, 2012, 2011 and 2010 consists of its net loss and foreign currency translation adjustments.

Stock-Based Compensation

Stock-based compensation to employees, including stock options, are measured at the fair value of the award on the date of grant based on the estimated number of awards that are ultimately expected to vest. The compensation expense resulting from stock-based compensation to employees is recorded over the vesting period of the award in selling, general and administrative expense on the accompanying consolidated statements of operations and comprehensive loss.

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

Cost of Revenue

Cost of revenue represents primarily payroll and related costs associated with employees who provide services under the terms of the Company's contractual arrangements, insurance and depreciation and amortization. Such costs are recognized as services are provided.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs during the years ended December 31, 2012, 2011 and 2010 are $88, $63 and $129, respectively.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

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

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income (Loss) Per Share (continued)

The following table summarizes the number of shares of common stock attributable to potentially dilutive securities outstanding for each of the periods which were excluded from the calculation of diluted income (loss) per share:

	Year Ended December 31,
	2012	2011	2010

Stock Options	210,000	-	332,000
Shares Issuable upon Conversion of
Convertible Notes Payable to Related Party	13,393,600	9,926,938	7,052,569
Total	13,603,600	9,926,938	7,384,569

As of December 31, 2012, the Company’s common stock and common stock issuable upon the conversion of convertible notes payable to a related party is 4,640,298 shares in excess of the Company’s authorized shares of common stock. However, the Company has concluded that there is no need to reflect the fair value of the shares of common stock subject to the shortfall as a derivative liability because the ability to increase the number of authorized shares of common stock is considered to be within its control since its chairman owns or controls approximately 60.3% of the Company’s issued and outstanding common stock. Any shareholder vote needed to effect an increase in the Company’s authorized shares of common stock is perfunctory. In February 2013, the number of Company’s authorized shares of common stock was increased to 33,333,334 shares (see Note 17).

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

The Company maintains cash and cash equivalents and restricted cash in accounts with financial institutions in the United States, Europe, Japan and Israel. As of December 31, 2012, accounts at financial institutions located in the United States are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250 per institution. As of December 31, 2012, cash and cash equivalents and restricted cash of $3,787 is being held in the United States. Bank accounts located in Europe, Japan and Israel, which hold $2,841 as of December 31, 2012, are uninsured.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

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

Revenue from three customers represented 72%, 75% and 74% of total revenue during the years ended December 31, 2012, 2011 and 2010, respectively. Accounts receivable from these three customers represented 56% and 60% of total accounts receivable as of December 31, 2012 and 2011, respectively. Prior year figures in this disclosure have been adjusted to reflect the most recent customer mergers within the aviation industry.

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

Reclassifications

Certain amounts, related primarily to restricted cash and discontinued operations in the prior year balance sheet, statements of operations and comprehensive loss and statements of cash flows have been reclassified to conform to the current period presentation.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

Accounting Standards Update 2013-05

In March 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2013-05, “Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance in Section 830-30-40 still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. Additionally, the amendments in ASU 2013-05 clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in ASU 2013-05 are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. For nonpublic entities the amendments in ASU 2013-05 are effective prospectively for the first annual period beginning after December 15, 2014, and interim and annual periods thereafter. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption.

Accounting Standards Update 2013-02

In February 2013, the FASB issued Accounting Standards Update 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” (“ASU 2013-02”) to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2013-02 (continued)

The new amendments will require an organization to:

  Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.
  Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies.

Accounting Standards Update 2012-02

In July 2012, the Financial Accounting Standards Board issued Accounting Standards Update 2012-02, “Intangibles – Goodwill and Other” (“ASU 2012-02”). In accordance with the amendments in ASU 2012-02, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Accounting Standards Codification 350-30.  An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. In conducting a qualitative assessment, an entity should consider the extent to which relevant events and circumstances, both individually and in the aggregate, could have affected the significant inputs used to determine the fair value of the indefinite-lived intangible asset since the last assessment.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2012-02 (continued)

An entity also should consider whether there have been changes to the carrying amount of the indefinite-lived intangible asset when evaluating whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the indefinite-lived intangible asset is impaired. If an entity has made a recent fair value calculation that indicated a difference between the fair value and the then carrying amount of an indefinite-lived intangible asset, that difference also should be included as a factor in considering whether it is more likely than not that the indefinite-lived intangible asset is impaired. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not applicable to the Company's consolidated financial statements. Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not applicable to the Company’s consolidated financial statements.

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

In connection with the Company’s settlement of certain assessments with the Internal Revenue Service (“IRS”)(see Note 13), the Company recognized $79 and $5,787 of changes in uncertain income tax positions in 2012 and 2011, respectively, including interest and penalties, related to its entertainment segment in income from discontinued operations.

During the year ended December 31, 2012, the Company committed to a plan to cease the operations of its subsidiary in France (I-SEC France) and in November 2012 transferred control of the subsidiary to a court-appointed liquidator. The subsidiary provided aviation security services in France.

During the year ended December 31, 2012, the Company ceased the operations of its subsidiaries in Romania (I-SEC Romania) and Hungary (I-SEC Hungary), which provided aviation security services in the respective countries. The subsidiaries are in the process of liquidation.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 3 – DISCONTINUED OPERATIONS (Continued)

A summary of the Company's assets and liabilities from discontinued operations as of December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$-	$323
Accounts receivable, net	-	529
Prepaid expenses and other current assets	-	185
Total current assets from discontinued operations	-	1,037

Property and equipment, net	-	34
Other assets	-	335
Total assets from discontinued operations	$-	$1,406

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$-	$158
Accrued expenses and other current liabilities	-	1,620
Income taxes payable	1,937	1,866
Total current liabilities from discontinued operations	$1,937	$3,644

A summary of the Company's results from discontinued operations for the years ended December 31, 2012, 2011 and 2010 is as follows:

	Year Ended December 31,
	2012	2011	2010

Revenue	$2,752	$5,604	$6,071
Cost of revenue	3,203	7,447	6,938
EXCESS OF COSTS OF REVENUES OVER REVENUE	(451)	(1,843)	(867)
Selling, general and administrative expenses	480	435	705
OPERATING LOSS	(931)	(2,278)	(1,572)
Other income (expense), net	(65)	2,146	(92)
Income tax benefit	-	2,919	155
Income (loss) from discontinued operations	$(996)	$2,787	$(1,509)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 4 – INVESTMENTS IN AFFILIATES

ICTS Netherlands Airport Services VOF

The Company had a 50% ownership interest in ICTS Netherlands Airport Services VOF ("NAS"), a joint venture with an unrelated third party. NAS provided airport services at the Amsterdam Schiphol Airport in the Netherlands pursuant to a long-term service contract. On February 1, 2008, the service contract expired and NAS ceased its operations. In 2010, the Company received a final dividend of $153 upon the final liquidation of NAS.

As of December 31, 2012 and 2011, there were no assets or liabilities related to NAS.

Statement of operations data for NAS is summarized below:

	Year Ended December 31,
	2012	2011	2010

Revenue	$-	$-	$-
Gross profit	-	-	-
Net income (loss)	$-	$-	$(20)

Inksure Technologies, Inc.

In March 2010, the Company purchased 5,400,000 shares of common stock in Inksure Technologies, Inc. (“Inksure”) for $675 pursuant to a private placement of Inksure’s securities. Despite the additional investment, the Company’s ownership interest in Inksure decreased from 27.4% to 23.9% as a result of the participation of other investors in the private placement. Inksure develops, markets and sells customized authentication systems designed to enhance the security of documents and branded products. As a result of changes in ownership interests in Inksure during the year ended December 31, 2012, the Company’s ownership interest decreased to 23.0% as of December 31, 2012.

The Company suspended its use of the equity method to account for this investment in 2007 after its investment balance was reduced to zero. The additional investment was allocated to fund prior losses that were incurred after the suspension of the equity method. Accordingly, the Company recognized an equity loss from investment in affiliate of $675 for the year ended December 31, 2010 in the accompanying consolidated statements of operations and comprehensive income loss.

The Company’s Chief Financial Officer serves as a non-employee director of Inksure. In addition, one of the members of the Company’s Board of Directors also serves as a non-employee director of Inksure.

As of December 31, 2012, the Company’s share of the underlying net assets of Inksure exceeds the Company’s carrying value of its investment in Inksure ($0) by $170. The market value of the Company's investment in Inksure as of December 31, 2012 is $496.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 4 – INVESTMENTS IN AFFILIATES (CONTINUED)

Inksure Technologies, Inc. (continued)

Balance sheet data for Inksure is summarized below:

	December 31,
	2012	2011

Current assets	$1,102	$2,905
Non-current assets	54	74
Total assets	$1,156	$2,979

Current liabilities	$312	$1,021
Non-current liabilities	106	212
Shareholders' equity	738	1,746
Total liabilities and shareholders' equity	$1,156	$2,979

Statement of operations data for Inksure is summarized below:

	Year Ended December 31,
	2012	2011	2010

Revenue	$1,061	$3,748	$2,812
Gross profit	544	2,855	2,358
Gain from extinguishment of covertible debt	-	-	5,881
Net income (loss)	(1,076)	(489)	4,887

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	December 31,
	2012	2011

Equipment and facilities	$3,467	$2,980
Internal-use software	519	509
Vehicles	840	719
Leasehold improvements	385	372
	5,211	4,580
Less: accumulated depreciation and amortization	3,632	2,891
Total property and equipment, net	$1,579	$1,689

Depreciation expense is $734, $620 and $713 for the years ended December 31, 2012, 2011 and 2010, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 6 – DEFERRED FINANCING COSTS

Deferred financing costs are as follows:

	December 31,
	2012	2011

Deferred financing costs	$650	$650
Less: accumulated amortization	527	202
Deferred financing costs, net	$123	$448

Amortization expense is $325 and $202 for the years ended December 31, 2012 and 2011, respectively.

NOTE 7 – NOTES PAYABLE – BANK

United States

The Company had an arrangement with a commercial bank through May 2011, which provided it with up to $8,000 in borrowings and letters of credit subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 95% of the Company's certificate of deposit, plus (iii) $775 representing a standby letter of credit that was provided to the commercial bank by an entity related to the Company’s main shareholder (see Note 9), minus (iv) letter of credit obligations, minus (v) $500 representing a discretionary reserve established by the commercial bank. Borrowings under the arrangement were secured by the Company's accounts receivable of one of the Company’s subsidiaries in the United States, a $3,500 certificate of deposit and the $775 letter of credit that was provided to the commercial bank by an entity related to the Company’s main shareholder.

In May 2011, the Company entered into a new credit facility with an independent lender to replace its previous line of credit arrangement and repay all amounts owed to the commercial bank. The new credit facility provides the Company with up to $9,000 in borrowings subject to a borrowing base limitation. The borrowing base limitation is equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of the Company's $3,500 in cash collateral (see Note 2) plus (iv) 95% of a $775 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder (see Note 9). Borrowings under the new credit facility are secured by certain assets of one of the Company’s subsidiaries in the United States, including accounts receivable and unbilled receivables ($5,405 as of December 31, 2012), equipment, cash and cash equivalents, a $3,500 certificate of deposit, and the $775 letter of credit that was provided to the lender by an entity related to the Company’s main shareholder. The new credit facility expires on May 25, 2013.

Borrowings made under the original commercial bank arrangement were designated as either prime rate or LIBOR loans at the option of the Company. Prime rate loans bear interest, which is payable monthly, at the bank's prime rate plus 1% per annum. LIBOR loans bear interest, which is payable monthly, at LIBOR plus 350 basis points, per annum.

Borrowings made under the new credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.75%) plus 4.5% per annum (6.25% at December 31, 2012).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 7 – NOTES PAYABLE – BANK (CONTINUED)

United States (continued)

The Company's weighted average interest rate during the years ended December 31, 2012, 2011 and 2010 is 6.25%, 6.35% and 6.08%, respectively.

The Company capitalized $650 in costs associated with obtaining the new credit facility, including a success fee to the independent lender of $300. The success fee is payable in twenty-four monthly installments of approximately $13 commencing in June 2011 through May 2013.

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

In June 2012, the Company amended the credit facility to revise existing financial and non-financial covenants, including the maintenance of a specified fixed charge coverage ratio and minimum level of EBITDA.

The Company evaluated the terms of the amendments and concluded that they do not constitute substantive modifications.

As of December 31, 2012 and 2011, the Company had approximately $8,581 and $8,086 outstanding under line of credit arrangements. At December 31, 2012 and 2011, the Company has $201 and $262 in unused borrowing capacity under the new credit facility.

As of December 31, 2012, the Company is in default of its new credit facility as a result of the violation of certain financial and non-financial covenants. While the independent lender is not waiving these violations and is reserving all rights and remedies available to it under the credit facility and law, it is presently not exercising these rights and remedies.

Europe

In September 2011, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €300 ($395 as of December 31, 2012) in borrowings and €63 ($83 as of December 31, 2012) in guarantees. Borrowings under the line of credit arrangement bore interest, which was payable monthly, at 6% per annum both for 2012 and 2011. The line of credit arrangement is secured by the accounts receivable of one of the Company’s European subsidiaries ($3,984 as of December 31, 2012) and expired on January 1, 2013. In May 2012, the maximum borrowing capacity under the line of credit arrangement was increased up to €500 ($659 as of December 31, 2012) and the expiration date was extended to January 1, 2014.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 7 – NOTES PAYABLE – BANK (CONTINUED)

Europe (continued)

As of December 31, 2012 and 2011 the Company does not have any outstanding borrowings under the line of credit arrangement. As of December 31, 2012, the Company has €500 ($659 as of December 31, 2012) in unused borrowing capacity under the line of credit arrangement.

NOTE 8 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2012	2011

Accrued payroll and related	$6,157	$4,556
Accrued vacation	3,495	3,099
Accrued VAT	2,678	2,236
Current portion of liability to United States
Department of Labor (see Note 10)	165	164
Other	1,637	2,762
Total accrued expenses and other current liabilities	$14,132	$12,817

NOTE 9 – CONVERTIBLE NOTES PAYABLE TO RELATED PARTY

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

(US $ in thousands, except share data)

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

In May 2012, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $21,000 in revolving loans through November 2013. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 9 – CONVERTIBLE NOTES PAYABLE TO RELATED PARTY (CONTINUED)

In December 2012, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $27,000 in revolving loans through November 2015. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

The Company’s weighted average interest during the years ended December 31, 2012, 2011 and 2010 is 6.28%, 6.32% and 6.38%, respectively.

At December 31, 2012 and 2011, convertible notes payable to related party consist of $23,612 and $17,903, respectively, in principal and $4,515 and $2,943, respectively, in accrued interest. Interest expense related to these notes is $1,570, $1,109 and $763 for the years ended December 31, 2012, 2011 and 2010, respectively (see Note 12).

NOTE 10 – LIABILITY TO UNITED STATES DEPARTMENT OF LABOR

In December 2010, the Company entered into a settlement arrangement with the United States Department of Labor ("DOL") and agreed to pay $1,500 to the DOL, which will be used to pay back wages and benefits to the individuals employed under its contract with the United States Transportation Security Administration ("TSA"), and be responsible for remitting any and all employer payroll tax obligations payable upon the distribution of these back wages and benefits through in 2015, which the Company estimates to be approximately $100 (see Note 15). The Company recognized the resulting liability to the DOL, including the estimated employer payroll tax obligations, at the net present value of the obligation of $1,455 and recognized a settlement gain of $1,545.

The liability to the DOL is payable in installments of $100 on January 1, 2011 (which was remitted prior to December 31, 2010) and $175 on every July 1 and January 1 from July 1, 2011 through January 1, 2015 (the January 1, 2013 payment was remitted prior to December 31, 2012). The liability to the DOL also bears interest at 1% per annum, which is payable in installments of $4 on every July 1 and January 1 from July 1, 2011 through January 1, 2015.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 10 – LIABILITY TO UNITED STATES DEPARTMENT OF LABOR (CONTINUED)

Future payments of the liability to the DOL are as follows at December 31, 2012:

	Year ending
	December 31,

	2013	$175
	2014	350
	2015	275
		800
Less:	imputed interest	53
		747
Less:	current portion	165
Long-term portion		$582

NOTE 11 – STOCK-BASED COMPENSATION

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

In September 2009, the Board of Directors ratified the cashless exercise feature contained in the Company’s 2005 Equity Incentive Plan to facilitate the exercise of stock options which expired in 2009. The remaining stock options expired in 2011. Under the cashless exercise feature of these plans, an option holder electing to exercise stock options using this feature would effectively pay for the exercise of a portion of his stock options by surrendering their rights to another portion of their stock options to affect a stock-for-stock transfer. The Company determined that the modification of the stock option plans did not result in any incremental compensation cost.

During the year ended December 31, 2012, 210,000 options were granted to certain directors, under the Employees and Directors Commitment Stock Option Plan. The weighted average grant date fair value of the stock was $1.05. The Company used the Binominal lattice pricing model to estimate the fair value of the options granted. The Company believes this model provides the best estimate of fair value due to its ability to incorporate inputs that change over time. One third of the options granted during the year ended December 31, 2012 vested immediately. The remaining two thirds of the options granted vest equally over two years. There were no stock options granted during the years ended December 31, 2011 and 2010.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 11 – STOCK-BASED COMPENSATION (CONTINUED)

As of December 31, 2012, the Company has 2,373,989 options available for future grants.

A summary of the Company's stock option activity is as follows:

Weighted
Average
		Weighted	Remaining
		Average	Contractual
		Exercise	Term	Intrinsic
	Number	Price	(in years)	Value

Outstanding as of January 1, 2012	-	$-	-	$-
Granted	210,000	1.05	4.33	-
Exercised	-		-	-
Forfeited/Expired	-		-	-
Outstanding as of December 31, 2012	210,000	$1.05	4.33	$-

As of December 31, 2012, the Company had unrecognized compensation cost related to stock options granted under the stock option plans of $54. This cost is expected to be recognized over a remaining period of 16 months. There was no unrecognized cost related to stock options granted under the stock option plans as of December 31, 2011 and 2010.

During the year ended December 31, 2012 the Company recognized compensation expense related to the issuance of stock options under the stock option plans of $63. There was no compensation expense recognized during the years ended December 31, 2011 and 2010.

NOTE 12 – OTHER EXPENSE

Other expense is summarized as follows:

	2012	2011	2010

Interest expense to related party (see Note 9)	$(1,570)	$(1,109)	$(763)
Interest income (expense) related to uncertain
tax positions (see Note 13)	(124)	721	(602)
Interest expense and other bank charges	(878)	(792)	(655)
Amortization of deferred financing costs	(325)	(202)	-
Interest income	26	4	10
Foreign currency gain (loss)	(321)	616	(330)
Dividend from NAS (see Note 4)	-	-	153
Other income (expense)	79	67	(33)
Total other expense, net	$(3,113)	$(695)	$(2,220)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 13 – INCOME TAXES

The components of loss before equity loss from investment in affiliate and income tax benefit (expense) are as follows:

	Year Ended December 31,
	2012	2011	2010

The Netherlands	$(6,899)	$(968)	$(597)
Subsidiaries outside of the Netherlands	(877)	(4,242)	(4,640)
Loss before equity loss from investment
in affiliate and income tax benefit (expense)	$(7,776)	$(5,210)	$(5,237)

The components of income tax benefit (expense) are as follows:

	Year Ended December 31,
	2012	2011	2010

Current:
The Netherlands	$-	$-	$(97)
Subsidiaries outside of the Netherlands, net of
$499 and $(234) in income tax benefit (expense)
related to prior period income tax positions
in 2011 and 2010, respectively	(256)	293	(758)
	(256)	293	(855)
Deferred:
Subsidiaries outside of the Netherlands	12	(18)	151
Total income tax benefit (expense)	$(244)	$275	$(704)

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2012	2011

Deferred tax assets:
Operating loss carryforwards	$19,572	$17,177
Capital loss carryforwards	149	-
Allowance for doubtful accounts	12	152
Tax credit carryforwards	588	588
Accrued expenses	744	1,319
Total deferred tax assets	21,065	19,236

Deferred tax liabilities:
Depreciation of property and equipment	(139)	(133)
	20,926	19,103
Valuation allowance	(20,781)	(18,970)
Deferred tax assets, net	$145	$133

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 13 – INCOME TAXES (CONTINUED)

The ultimate realization of the net deferred tax assets in each jurisdiction the Company does business in is dependent upon the generation of future taxable income in that jurisdiction during the periods in which net operating loss carry forwards are available and items that gave rise to the net deferred tax assets become deductible. At present, the Company does not have a sufficient history of generating taxable income in the various jurisdictions it does business in to conclude that it is more likely than not that the Company will be able to realize its net deferred tax assets in the near future and, therefore, a valuation allowance was established for the carrying value of the net deferred tax assets, with the exception of one location, which is currently generating taxable income. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of any portion of the valuation allowance in other jurisdictions.

As of December 31, 2012, the Company has net operating loss carry forwards of $27,012 in the Netherlands, which will expire in 2013 through 2021. As of December 31, 2012, the Company has net operating loss carry forwards of $31,084 in the United States, which will expire in 2025 through 2032 and $4,028 in Israel which do not expire. The ultimate utilization of such net operating loss carry forwards is limited in certain situations.

As of December 31, 2012, the Company has capital loss carry forwards of $596 in Israel. Such capital loss carry forwards do not expire and can be offset against future capital gains generated in Israel.

As of December 31, 2012, the Company has $588 in tax credits for the welfare to work and work opportunity programs in the United States that expire in 2024 through 2029.

During the year ended December 31, 2012 the valuation allowance increased by $1,811. During the year ended December 31 2011, the valuation allowance decreased by $3,372.

The Company's effective income tax rate differs from the Netherlands' statutory rate of 25% as follows:

	Year Ended December 31,
	2012	2011	2010

Effective income tax benefit from continuing
operations at statutory rate	$1,944	$1,348	$1,618
Rate differential	199	31	286
Non-deductible income (expense)	(269)	495	(380)
Adjustments to prior year tax losses	-	499	(1,333)
Changes in valuation allowance	(1,811)	(1,456)	(984)
Other	(307)	(642)	89
Income tax benefit (expense) from continuing
operations	$(244)	$275	$(704)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 13 – INCOME TAXES (CONTINUED)

The Company was subject to a tax examination for one of its subsidiaries in the United States by the IRS for the tax years 2002 to 2004. In connection with this examination, the subsidiary was required to provide information regarding its treatment of certain expenses. The IRS proposed a number of adjustments to the subsidiary's filed income tax returns for the tax years 2002 to 2004, which collectively resulted in an assessed income tax liability of $7,325. Management vigorously contested the merit of the proposed adjustments and established a reserve of $10,690, including interest and penalties of $4,804, as of December 31, 2010 to reflect the adjustments that it considered to be more likely than not to be upheld upon the ultimate resolution of this matter. In July 2011 and January 2012, the Company entered into arrangements with the IRS to settle all outstanding claims against it for $3,329, including $877 in interest. In August 2012, the Company filed an Offer in Compromise Form with the IRS to reduce the amount payable to the IRS under the settlements citing unfavorable financial condition of its American subsidiaries. The Company paid $40 to the IRS as part of filing the Offer in Compromise Form. The Company has not yet received a response from the IRS.

The total amount of unrecognized tax benefits, including interest and penalties, is $3,458 and $3,329 as of December 31, 2012 and 2011, respectively, of which $1,937 and $1,858, respectively, is included in current liabilities from discontinued operations and $1,521 and $1,471, respectively, is included in income taxes payable in the accompanying consolidated balance sheets. Also included in income taxes payable on the accompanying consolidated balance sheets is $193 and $89 of income taxes payable related to current operations as of December 31, 2012 and 2011, respectively.

A reconciliation of the beginning and ending amounts in accrued unrecognized income tax benefits is as follows:

	December 31,
	2012	2011

Balance at January 1	$2,452	$5,886
Additions related to prior period tax positions	-	-
Reductions related to prior period tax positions	(40)	(3,434)
Balance at December 31	$2,412	$2,452

A reconciliation of the beginning and ending amounts in accrued interest is as follows:

	December 31,
	2012	2011

Balance at January 1	$877	$1,598
Additions charged to expense	124	-
Reductions charged to expense	-	(721)
Balance at December 31	$1,001	$877

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 13 – INCOME TAXES (CONTINUED)

A reconciliation of the beginning and ending amounts of accrued tax penalties is as follows:

	December 31,
	2012	2011

Balance at January 1	$-	$1,037
Additions charged to expense	45	-
Reductions charged to expense	-	1,037
Balance at December 31	$45	$-

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the tax years 2010 to 2012 are subject to examination in the Netherlands. Income tax returns for the tax years 2005 to 2012 are subject to examination in foreign jurisdictions.

NOTE 14 - RELATED PARTY TRANSACTIONS

Entities related to two of the Company's board members provide legal services to the Company. Legal expense related to these services is $66, $136 and $140 for the years ended December 31, 2012, 2011 and 2010, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $129 and $133 due for these services as of December 31, 2012 and 2011, respectively.

In January 2009, the Company engaged the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $86, $107 and $87 for such services for the years ended December 31, 2012, 2011 and 2010, respectively.

In June 2009, a European bank, issued a performance guarantee in the amount of €1,200 ($1,581 as of December 31, 2012) to one of the Company’s customers to secure the Company’s performance under a service contract between the parties. The performance guarantee extends for the period June 24, 2009 through April 16, 2013. To secure the European bank’s guarantee, an entity related to the Company’s main shareholder provided a guarantee to the European bank for the same amount. The guarantee issued by the European bank was renewed in April 2013.

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

(US $ in thousands, except share data)

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain equipment and premises under various operating leases.

Future minimum lease payments under such operating leases are as follows:

Year ending
December 31,

2013	$1,324
2014	883
2015	503
2016	368
2017	379
$3,457

Rent expense for the years ended December 31, 2012, 2011 and 2010 is $1,999, $ 2,035 and $1,709, respectively.

Letters of Credit and Guarantees

As of December 31, 2012, the Company has approximately $285 in outstanding letters of credit. Such letters of credit are being secured by $285 in restricted cash with a commercial bank (see Note 2).

As of December 31, 2012, the Company has €63 ($83 as of December 31, 2012) in outstanding guarantees on its line of credit arrangement in Europe (see Note 7).

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

(US $ in thousands, except share data)

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

In December 2010, the Company entered into a settlement arrangement with the DOL whereby the DOL agreed to reduce the amount of the liability to $1,500, but retained the right to reinstate the amount owed back to $3,000 if the Company becomes delinquent on any of its scheduled payment obligations (see Note 10). The settlement gain of $1,545 is shown net of a $3,000 loss recognized on the Company’s settlement with the TSA on the accompanying statement of operations.

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

(US $ in thousands, except share data)

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

In February 2012, the Company entered into an employment and termination agreement with the same manager of one of its European subsidiaries. Under the terms of the agreement, the manager is entitled to a special bonus payment over the term of the agreement of (3 years) €1,500, of which €500 has been paid as of December 31, 2012. The timing of the remaining bonus payments is at the discretion of the Company unless certain performance conditions are met. The agreement will continue until the additional bonus payment is earned and paid in full. At such time, the manager will cease to be employed at the Company. This agreement supersedes and replaces all previous agreements between the Company and the employee, with the exception of certain provisions in the original employment agreement surrounding the manager’s right to earn a bonus upon the sale of one of the Company’s European subsidiaries and the right to receive a bonus based upon the financial performance of one of the Company’s European subsidiaries (see Note 17). The Company recognized €500 ($648 in 2012 and $696 in 2011) in expense related to the employment and termination agreement.

Consulting and Services Agreements

In December 2010, the Company entered into a consulting agreement with a former managing director. The agreement obligates the Company to pay a monthly consulting fee of $18 until December 31, 2013. The future minimum payment under this agreement is $216 during the year ending December 31, 2013. The Company recognized $216 in expense related to the consulting agreement for each of the years ended December 31, 2012 and 2011.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 15 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Consulting and Services Agreements (Continued)

In May 2011, the Company entered into a services agreement to outsource the performance of certain of its back-office operations in the United States, including payroll, billing, accounts receivable administration, accounts payable administration and other general accounting services. Pursuant to the terms of this arrangement, the Company will incur no less than $375 in annual fees associated with these services. The agreement is for an initial term of two years and can be extended for an additional period of one year at the option of the Company. In connection with the execution of this agreement, the Company also provided the service provider with the right of first refusal in connection with any potential sale of the Company's operations in the United States over the term of the services agreement. The future minimum payment under the services agreement is $125 during the year ending December 31, 2013. The Company recognized $440 and $204 in expense related to the services agreement for the years ended December 31, 2012 and 2011, respectively.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 16 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The operating results of these reportable segments are regularly reviewed by the chief operating decision maker and the performance of the reportable segments is based primarily on loss from continuing operations.

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Year ended December 31, 2012:
Revenue	$-	$102,549	$401	$102,950
Depreciation and amortization	3	676	55	734
Loss from continuing operations	(3,268)	(1,448)	(3,304)	(8,020)
Total assets from continuing
operations	411	21,710	438	22,559

Year ended December 31, 2011:
Revenue	$-	$99,832	$495	$100,327
Depreciation and amortization	7	572	41	620
Loss from continuing operations	(527)	(410)	(3,998)	(4,935)
Total assets from continuing
operations	491	21,424	561	22,476

Year ended December 31, 2010:
Revenue	-	91,748	607	92,355
Depreciation and amortization	11	668	34	713
Income (loss) from continuing
operations	(3,735)	1,395	(4,275)	(6,615)

Revenue by country is summarized as follows:

	Year Ended December 31,
	2012	2011	2010

United States	$36,866	$35,770	$35,667
Netherlands	48,284	47,516	42,242
Other	17,800	17,041	14,446
Total	$102,950	$100,327	$92,355

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 16 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

Property and equipment, net of accumulated depreciation and amortization, by country is summarized as follows:

	December 31,
	2012	2011

United States	$521	$550
Netherlands	762	829
Other	296	310
Total	$1,579	$1,689

NOTE 17 - SUBSEQUENT EVENTS

Increase in Authorized Shares

In February 2013 the Company’s articles of association were amended as approved during the shareholders general meeting in December 2012 whereby the number of authorized shares of the Company’s common stock was increased by 16,333,333 shares to 33,333,334 shares with a par value of €0.45 per share. In addition, once 90% of the Company’s authorized shares become issued and outstanding, an additional 116,666,667 shares will become authorized.

Employment and Termination agreement

In February 2013 the Company amended certain provisions of the employment and termination agreement with the manager of one of its European subsidiaries related to payment of bonuses (see note 15). In March 2013, an entity related to the Company’s main shareholder provided two bank guarantees in the amount of €500 each ($659 as of December 31, 2012) as security for the remaining unpaid obligation of €1,000 ($1,318 as of December 31, 2012) to the manager of one of its European subsidiaries pursuant to the original employment and termination agreement (see note 15). Each guarantee is payable in December 2013 provided that the Company has not paid the €1,000 obligation.

Employment Agreement

In March 2013, the Company entered into an employment agreement with one of its directors. The agreement has a term of two years and expires in March 2015. The agreement provides for monthly compensation of €12 ($16 as of December 31, 2012).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

Valuation and Qualifying Accounts
(US $ in thousands)

		Charges	Charges
		to	to
	Beginning	Costs and	Other	Deductions	End of
	of year	Expenses	Accounts	(1)	Year

Allowance for doubtful accounts:
Year ended December 31, 2010	253	138	-	(52)	339
Year ended December 31, 2011	339	158	-	(98)	399
Year ended December 31, 2012	399	46	-	(414)	31

Allowance for net deferred
tax assets:
Year ended December 31, 2010	23,326	-	-	(984)	22,342
Year ended December 31, 2011	22,342	-	(1,916)	(1,456)	18,970
Year ended December 31, 2012	18,970	-	-	1,811	20,781

(1) Write-off, net of recoveries for the allowance for doubtful accounts.

