Form 20-F/A
period 2012-12-31
ICTS INTERNATIONAL N V
filed 2013-05-30
CIK 1010134

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

YES [_] NO [X]

Table of Contents

Page
EXPLANATORY NOTE	2
SIGNATURES	3
INDEX OF EXHIBITS	4
1

EXPLANATORY NOTE

We are filing this Amendment No.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2012, which was originally filed with the Securities and Exchange Commission on May 13, 2013, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to the annual report. This amendment does not reflect events that have occurred after the May 13, 2013 filing date of the annual report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICTS INTERNATIONAL, N.V. AND SUBSIDIARIES

	By:	/s/ Raanan Nir

-----------------------------
	Name:	Raanan Nir
	Title:	Managing Director

Date:	May 30, 2013

3

INDEX OF EXHIBITS

Exhibit	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
4