Form 20-F
period 2013-12-31
ICTS INTERNATIONAL N V
filed 2014-05-14
CIK 1010134

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

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

Walaardt Sacréstraat 425-4, 1117 BM Schiphol-Oost, The Netherlands

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 8,041,698.

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

YES [ ] NO [_]

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

The following table summarizes certain balance sheet data for the Company for the years ended December 31, 2013, 2012, 2011, 2010, and 2009:

	(U.S. Dollars in Thousands)
	December 31,
	2013	2012	2011	2010	2009
Cash and cash equivalents	$3,185	$976	$2,278	$2,145	$2,495
Total current assets	26,938	20,154	20,664	21,480	21,198
Total assets from
discontinued operations	309	1,230	2,735	2,910	2,233
Total assets	29,139	22,559	23,882	23,984	26,827
Total current liabilities	32,115	30,461	29,649	33,419	31,832
Total liabilities from
discontinued operations	356	3,062	4,710	9,795	10,183
Total liabilities	69,495	59,245	51,496	49,518	45,117
Shareholders' deficit	(40,356)	(36,686)	(27,614)	(25,534)	(18,290)

The following table summarizes certain statement of operations data for the Company for the years ended December 31, 2013, 2012, 2011, 2010, and 2009:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2013	2012	2011	2010	2009
Revenue	$125,703	$96,750	$93,340	$87,594	$88,320
Cost of revenue	110,067	84,921	80,903	74,358	73,855
GROSS PROFIT	15,636	11,829	12,437	13,236	14,465
Operating expenses:
Research and development	2,182	2,264	2,810	1,724	1,001
Selling, general and
administrative	17,089	14,149	14,032	12,943	12,841
Forgiveness of debt	(1,312)	-	-	-	-
Settlement loss, net	-	-	-	1,455	-
Total operating expenses	17,959	16,413	16,842	16,122	13,842
OPERATING INCOME (LOSS)	(2,323)	(4,584)	(4,405)	(2,886)	623
Other expenses, net	(3,989)	(3,108)	(688)	(2,213)	(1,627)
LOSS BEFORE EQUITY LOSS
FROM INVESTMENT IN AFFILIATE
AND INCOME TAX BENEFIT (EXPENSE)	(6,312)	(7,692)	(5,093)	(5,099)	(1,004)
Equity loss from
investment in affiliate	-	-	-	(675)	-
Income tax benefit(expense)	1,026	(223)	289	(704)	388
LOSS FROM CONTINUING OPERATIONS	(5,286)	(7,915)	(4,804)	(6,478)	(616)
Income (loss) from
discontinued operations	1,853	(1,101)	2,656	(1,646)	3,539
NET INCOME (LOSS)	$(3,433)	$(9,016)	$(2,148)	$(8,124)	$2,923

NET INCOME (LOSS) PER
SHARE, BASIC AND DILUTED:
Continuing Operations	$(0.66)	$(0.98)	$(0.60)	$(0.81)	$(0.09)
Discontinuing Operations	0.23	(0.14)	0.33	(0.21)	0.52
Net income (loss) per share	$(0.43)	$(1.12)	$(0.27)	$(1.02)	$0.43
Weighted average number
of shares outstanding	8,036,780	8,036,698	8,014,882	7,949,661	6,790,707

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

Losses in recent years

We incurred losses from continuing operations of $5.3 million, $7.9 million and $4.8 million in 2013, 2012 and 2011, respectively, and have a shareholders’ deficit of $40.4 million and $36.7 million as of December 31, 2013, and 2012, respectively. If we are unable to obtain new service contracts, increase revenues and achieve profitability, the viability of our Company will be in question, our financial condition and results of operations will be adversely affected and our share price will likely decline.

Auditors’ going concern opinion

We have a working capital deficit and a history of recurring losses from continuing operations and negative cash flows from operations. As of December 31, 2013 and 2012, we have a working capital deficit of $5.2 million and $10.3 million, respectively. During the years ended December 31, 2013, 2012 and 2011, we incurred losses from continuing operations of $5.3 million, $7.9 million and $4.8 million, respectively, and negative cash flows from operations of $8.0 million, $7.9 million, $6.2 million, respectively.

In their report, our independent registered public accounting firm, Mayer Hoffman McCann CPAs, stated that there is substantial doubt about our ability to continue as a going concern and our consolidated financial statements for the year ended December 31, 2013 were prepared assuming that we would continue as a going concern.

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

Loans from an entity related to our principal stockholder

Our financing activities have consisted primarily of convertible loans from an entity related to our principal shareholder. There is no assurance that our principal shareholder will continue making loans to the Company and even if loans are made, there is no assurance that the terms will be favorable to the Company.

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

Our contracts with airports or airlines may be canceled or not renewed

Our revenues are primarily provided from services pursuant to contracts, which are cancelable on short notice at any time, with or without cause. We cannot assure you that an existing client will decide not to terminate us or fail to renew a contract. In addition, consolidation in the airline industry could also result in a loss of customers. Any such termination or failure to renew a contract with us could have a material adverse effect on our results of operations and financial condition. One of our material contracts with our biggest customer will expire in June 2015. The Company is making efforts to renew the contract.

If our relationships with our major customers are impaired, then there may be a material adverse effect on our results of operations and financial condition. Our major customers include major airlines servicing the United States and airports in Europe. The airline industry continues to encounter difficulties and this may have a material adverse impact on our business.

Development of new technology

As part of our technology business strategy, we develop technological solutions and systems for the financial and other industries and seek other revenue producing business and business opportunities.

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

In connection with the technology systems that we offer, the systems process and store large amounts of data, including sometimes personal information, failure to prevent or mitigate data loss or other security breaches, could expose us or our customers to a risk of loss or misuse of such information, adversely affecting our business, result in litigation or potential liability. Although we have developed systems and processes that are designed to protect information and prevent data loss and other security breaches, such measures cannot provide absolute security.

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

Health Care Reform Law

The Affordable Care Act will materially impact our Company and in particular, our U.S. operations conducted by Huntleigh USA Corp. It significantly expands health insurance coverage to uninsured Americans among many other changes. The law requires companies to provide a minimum amount of health insurance coverage to their eligible employees by January 1, 2015. If the companies fail to do so, the companies will incur a penalty of $2 per eligible employee. There can be no assurance that Huntleigh will be able to provide the required minimum insurance and the financial impact to it, if it does not provide such minimum insurance coverage. Additionally, further federal and state proposals for health care reform are likely. We cannot predict what further reform proposals, if any, will be adopted, when they will be adapted, or what impact they may have on us.

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

Poor Economic Conditions

Current economic conditions could adversely affect our business. Deterioration in the global economic environment may result in decreased demand for our services and increased competition. Weakening economic conditions could also affect our customers, which may result in redirection of their request for our reviews.

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

Main shareholders

As of December 31, 2013, there are four shareholders who individually hold more than 5% of the Company’s shares. All of them together hold approximately 87.4% of our shares (excluding conversion rights). Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

The Atzmon Family Trust, owns or controls approximately 60.3% of our issued and outstanding common stock (excluding conversion rights). As a result of such ownership and conversion rights, the Atzmon Family Trust is able to significantly influence and / or control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. Mr. Atzmon, the Chairman of the Board, disclaims any benefit or interest in the Atzmon Family Trust.

Dividends

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

In this regard, the general meeting of shareholders has authorized our Supervisory Board to issue any authorized and unissued shares at any time up to five years from December 27, 2012, the date of such authorization, and has authorized the Supervisory Board to exclude or limit shareholder pre-emptive rights with respect to any issuance of common shares prior to such date. Such authorizations may be renewed by the general meeting of shareholders from time to time, for up to five years at a time. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of directors of a surviving company may resolve to legally merge the company). Shareholders do not have pre-emptive rights with respect to shares which are issued against payment other than in cash. On December 27, 2012, at the general meeting of shareholders it was approved to increase the authorized share capital to €15,000,000 or 33,333,334 shares. In addition, it was approved at the shareholders’ meeting that in the event that at least ninety percent of the authorized share capital is issued, the authorized capital of the Company can be increased to €67,500,000 or 150,000,000 shares.

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

History and Development of the Company

Aviation Security and Other Aviation Services Business

ICTS is a public limited liability company organized under the laws of The Netherlands in 1992. Our offices are located at Walaardt Sacréstraat 425-4, 1117 BM Schiphol-Oost, The Netherlands and its telephone number is +31-20-347-1077.

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

ICTS, through Au10tix Ltd. (“Au10Tix”) and I-SEC Technologies B.V. (and its subsidiaries) develops technological systems and solutions for security and financial institutions.

Business Strategy

We are currently pursuing the following business strategy:

Aviation Security Operations in Europe and the Far East

Through the I-SEC subsidiaries, we supply aviation security to airports, airlines and governments in Europe and the Far East.

Other Aviation Services in the U.S.

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

Services

Services offered in Europe and the Far East

I-SEC specializes in the provision of advanced aviation security services worldwide. These include security consulting and security handling: security profiling, checkpoint screening, hold baggage screening (“HBS”), X-ray operator training and integrated services.

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

I-SEC has subsidiaries in The Netherlands, Germany, Spain, Italy, Portugal, Switzerland and Russia, and is continuing to expand to other countries in Europe. Additionally, I-SEC currently operates at the five major airports in Japan.

Building on its management's strong reputation and on its broad know-how and experience, I-SEC is committed to provide its clients with security services at the highest professional level, while offering unprecedented cost savings, due, in part, to the integration of advanced, proprietary technologies.

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

Hold Baggage Operation (HBS)

Regulatory agencies in Europe and the USA require airlines and airports to perform 100% hold baggage screening. I-SEC provides the trained manpower required to carry out these tasks, as well as training services for the airport's own staff.

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

Passengers Security Screening

I-SEC's unique passenger screening method, developed in the 1980s, has since been upgraded several times, and adapted to comply with amendments in regulatory requirements, as well as with changes in the threat environment and developing needs.

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

I-SEC employs security experts specializing in the performance of risk analyses in a variety of threat environments. When analysing risks, all relevant factors relating to the client, the operation, the environment, and potentially hostile elements are taken into account, to ensure the risks are fully and accurately mapped.

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

Queue Monitors

Huntleigh provides queue monitors assisting passengers before the checkpoint.

Aircraft Cleaning

Huntleigh provides employees who perform aircraft cleaning services such as the following:

•	cleaning the aircraft interior
•	conducting cabin searches

Janitorial

Huntleigh provides janitorial services to airline airport offices, airline terminal areas, airline gates, police stations and office buildings.

Ramp and other Below the Wing Services

Huntleigh provides Ramp services that include marshalling the aircraft, towing the aircraft, loading and off-loading baggage on/off aircraft, and Water service, and push back of the aircraft.

GSE Maintenance

Huntleigh provides mechanics to maintain Ground Service Equipment (“GSE”) in a dedicated GSE Shop.

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

I-BOX

I-BOX, a unique technological platform developed by the Company, comprises one of the main contributors to operational efficiency of the Company and is being used as part of our aviation security systems. It is an advanced mobile unit that can be implemented with multiple choices of software packages, such as the I-BOX systems provides an unparalleled level of performance while reducing processing times to a minimum, thus eliminating related delays and avoiding inconvenience to the passengers. The I-BOX system has been deployed successfully in various locations around the world, providing our customers with enhanced security operations.

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
18

BOS works with a range of environments with minimal integration requirements.

The system supports a wide range of document capture devices (from simple flatbed scanners through PC & laptops cameras to mobile camera’s). BOS works over the internet and provides real-time communication & support to the enterprise systems via an industry standard API.

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

Financial Services Client Authentication and Regulatory Compliance Solution

Au10Tix offers a unique front-end solution meeting the financial services industry's (including banks, leasing and car financing companies) security and regulatory compliance requirements, including Section 326 of the USA Patriot Act, while also ensuring that institution clients are provided with a high level of customer service. It is a fully automated check authentication system. Our front-end solution incorporates unique features, such as a dynamic questionnaire, developed on the basis of ICTS's experience in detection of suspicious signs and in advanced document checks.

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

In connection with the Company’s settlement of certain assessments with the Internal Revenue Service (“IRS”), the Company recognized income of $1.8 million, loss of $0.1 million and income of $5.8 million related to uncertain income tax positions in 2013, 2012 and 2011, respectively, including interest and penalties, related to its entertainment segment in income from discontinued operations.

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

During the year end December 31, 2013, the Company ceased the operations of its subsidiaries in the United Kingdom (I-SEC UK) and Denmark (I-SEC Denmark). In

addition, the Company committed to a plan to cease operations of its subsidiary in Belgium (I-SEC Belgium). All of the subsidiaries provided aviation security services in the respective countries.

Major Customers

Revenue from two customers represented 52% of total revenue during the year ended December 31, 2013, of which one customer accounted for 42% of total revenue. Accounts receivable from these two customers represented 37% of total accounts receivable as of December 31, 2013.

Revenue from three customers represented 71% and 73% of total revenue during the years ended December 31, 2012 and 2011, respectively, of which one customer accounted for 48% and 49% of total revenue, respectively. Accounts receivable from these three customers represented 53% of total accounts receivable as of December 31, 2012. Prior year figures in this disclosure have been adjusted to reflect the recent customer mergers within the aviation industry.

Revenue

Revenue in the U.S.

Our revenue in the United States during the years 2013, 2012 and 2011 totaled $41.6 million (33% of total revenue), $36.9 million (38% of total revenue), $35.8 million (38% of total revenue).

Revenue in Europe, Japan and other locations

Our revenue in Europe, Japan and other locations during the years 2013, 2012 and 2011 totaled $84.1 million (67% of total revenue), $59.9 million (62% of total revenue), $57.5 million (62% of total revenue), respectively.

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

Organizational Structure

The following are the significant subsidiaries of ICTS as of December 31, 2013:

I-SEC Global Security B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries.

ICTS USA, Inc. (New York - 100%) and its wholly-owned subsidiary, Huntleigh USA, Corp. (New York - 100%)

I-SEC Technologies B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries.

Property, Plant and Equipment

We lease certain equipment and premises under various operating leases. Future minimum lease payments under such operating leases are as follows:

Year ended
December 31,
2014	$1,245
2015	955
2016	412
2017	404
$3,016

Rent expense for the years ended December 31, 2013, 2012 and 2011 is $1.7 million, $1.9 million and $1.8 million, respectively.

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

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are listed below. Please refer to Note 2 of ICTS's consolidated financial statements included in this Annual Report for the year ended December 31, 2013 for a summary of ICTS's significant accounting policies.

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

Revenue Recognition

Revenue is recognized as services are rendered based on the terms contained in the Company’s contractual arrangements with customers, provided that services have been rendered, the fee is fixed or determinable, and collection of the related receivable is reasonably assured.

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

Recently Issued Accounting Pronouncements

Accounting Standards Update 2013-05

In March 2013, the FASB issued Accounting Standards Update 2013-05, “Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income.

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

The amendments in ASU 2013-05 are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. For nonpublic entities the amendments in ASU 2013-05 are effective prospectively for the first annual period beginning after December 15, 2014, and interim and annual periods thereafter. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. ASU 2013-05 is not expected to have a material impact on the Company’s financial statements.

Accounting Standards Update 2013-11

In July 2013, the FASB issued Accounting Standards Update 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” (“ASU 2013-11”) to eliminate the diversity in the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.

The new provisions require an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. For example, an entity should not evaluate whether the deferred tax asset expires before the statute of limitations on the tax position or whether the deferred tax asset may be used prior to the unrecognized tax benefit being settled. The amendments in this Update do not require new recurring disclosures.

The amendments in this update are effective for fiscal years beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. ASU 2013-11 is not expected to have a material impact on the Company’s financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not applicable to the Company's consolidated financial statements.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2013, 2012 and 2011:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2013	2012	2011
Revenue	$125,703	$96,750	$93,340
Cost of revenue	110,067	84,921	80,903
GROSS PROFIT	15,636	11,829	12,437
Operating expenses:
Research and development	2,182	2,264	2,810
Selling, general and administrative	17,089	14,149	14,032
Forgiveness of debt	(1,312)	-	-
Total operating expenses	17,959	16,413	16,842
OPERATING LOSS	(2,323)	(4,584)	(4,405)
Other expenses, net	(3,989)	(3,108)	(688)
LOSS BEFORE INCOME TAX BENEFIT (EXPENSE)	(6,312)	(7,692)	(5,093)
Income tax benefit(expense)	1,026	(223)	289
LOSS FROM CONTINUING OPERATIONS	(5,286)	(7,915)	(4,804)
Income (loss) from discontinued operations	1,853	(1,101)	2,656
NET LOSS	$(3,433)	$(9,016)	$(2,148)

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
	2013	2012	2011
Revenue	100.0%	100.0%	100.0%
Cost of revenue	87.6%	87.8%	86.7%
Gross profit	12.4%	12.2%	13.3%
Research and development expenses	1.7%	2.3%	3.0%
Selling, general and administrative expenses	13.6%	14.6%	15.0%
Forgiveness of debt	(1.0%)	0.0%	0.0%
Total operating expenses	14.3%	17.0%	18.0%
Operating loss	(1.8%)	(4.7%)	(4.7%)
Other expense, net	(3.2%)	(3.2%)	(0.7%)
Loss before income tax benefit (expense)	(5.0%)	(8.0%)	(5.5%)
Income tax benefit (expense)	0.8%	(0.2%)	0.3%
Loss from continuing operations	(4.2%)	(8.2%)	(5.1%)
Income (loss) from discontinued operations	1.5%	(1.1%)	2.8%
Net loss	(2.7%)	(9.3%)	(2.3%)

The following table sets forth, for the annual periods indicated, revenue generated by country:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2013	2012	2011
United States of America	$41,565	$36,866	$35,770
Netherlands	56,631	48,284	47,516
Germany	13,002	-	-
Other	14,505	11,600	10,054
Total	$125,703	$96,750	$93,340

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue. Revenue increased from $96.8 million in 2012 to $125.7 million in 2013. Revenue in the United States increased from $36.9 million in 2012 to $41.6 million in 2013 as a result of new business and new bids won during the year. Revenue generated in the Netherlands was $56.6 million in 2013 compared to $48.3 million in 2012. Revenue generated in the Netherlands in 2012 based on the 2013 exchange rates would have totaled to $49.7 million. The increase in revenue generated in the Netherlands was mostly a result of additional services provided to Schiphol Airport. In June 2013, the Company acquired an entity in Germany that provides aviation security services. This acquisition resulted in additional revenue of $13.0 million. Increase in revenue outside the United States, the Netherlands and Germany relates primarily to an increase in revenue generated in Italy as a result of additional services provided in that country.

Cost of Revenue. Cost of revenue increased from $84.9 million or 87.8% in 2012 to $110 million or 87.6% in 2013. Cost of revenue was fairly consistent at 87.8% of revenue in 2012 compared to 87.6% in 2013. Increase from $84.9 million in 2012 to $110 million in 2013 relates to increase in revenues in the United States, the Netherlands, Germany and other locations.

Research and Development expenses (“R&D”). R&D expenses were fairly consistent at $2.2 million in 2013 compared to $2.3 million in 2012.

Selling, General and Administrative Expenses (“SG&A”). SG&A expenses increased from $14.1 million or 14.6% in 2012 to $17.1 million or 13.6% in 2013. The increase in SG&A expenses relates mostly to operations in Germany.

Forgiveness of debt. During the year ended December 31, 2013 the Company made a decision to reverse certain accounts payable in the amount of $1.3 million. The Company’s creditors have not requested payment for these accounts payable for a period of five years. Accordingly, the Company believes it is no longer obligated for these accounts payable.

Other Expense, net. Other expense, net increased to $4.0 million in 2013 compared to $3.1 million in 2012. Increase relates primarily due to the following: (a) interest expense to related party increased from $1.6 million in 2012 to $2.2 million in 2013 as a result of an increase in borrowings, which increased from $28.1 million in 2012 to $36.6 million in 2013. Interest expense related to related party debt is expected to increase in the future as borrowings from the related party are expected to increase, (b) interest expense and bank charges to non-related parties increased from $0.9 million in 2012 to of $1.1 million in 2013 primarily as a result of new lines of credit in Europe, (c) foreign currency loss in 2013 totaled $1.0 million compared to $0.3 million in 2012, (d) interest income related to uncertain tax positions totaled $0.3 million in 2013 compared to an expense of $0.1 million in 2012. Interest income in 2013 resulted from our debt settlement with the IRS during 2013, (e)amortization expense related to deferred financing cost decreased from $0.3 million in 2012 to $0.1 million in 2013 as the deferred costs were fully amortized in 2013.

Income Tax Benefit (Expense). The Company had income tax benefit of $1.0 million in 2013 compared to income tax expense of $0.2 million in 2012. The income tax benefit in 2013 relates primarily to the settlement of the debt to the IRS, creating an income tax benefit of $1.1 million. This tax benefit was offset with $0.1 million tax expense which relates primarily to certain profitable subsidiaries in Europe and Japan.

Income (loss) from Discontinued Operations. Income from discontinued operations in 2013 of $1.9 million relates to the settlement of certain income tax expenses with the IRS related to the discontinued entertainment segment. Loss from discontinued operations of $1.1 million in 2012 consists of income tax expenses of $0.1 million and losses related to discontinued operations of the European subsidiaries in France, UK, Romania, Hungary, Belgium and Denmark, which totaling $1.0 million.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue. Revenue increased from $93.3 million in 2011 to $96.8 million in 2012. Revenue in the United States increased from $35.8 million in 2011 to $36.9 million in 2012. Revenue generated in the Netherlands was $48.3 million in 2012 compared to $47.5 million in 2011. Revenue outside the United States and the Netherlands increased from $10.1 million in 2011 to $11.6 million in 2012. Revenue generated in the Netherlands in 2011 based on the 2012 exchange rates would have totaled $43.8 million. Increase in revenue generated in the Netherlands was a result of additional services provided to Schiphol Airport, our main customer in the Netherlands. The increase in revenue generated outside the United States and the

Netherlands relates primarily to an increase in revenue generated in Japan as a result of providing services in additional airports.

Cost of Revenue. Cost of revenue increased from $80.9 million in 2011 or 86.7% of revenue to $84.9 million or 87.8% of revenue in 2012. Increase is attributable mostly to increase in payroll and related costs. As a result, our gross profit decreased from $12.4 million in 2011 to $11.8 million in 2012. Gross margin decreased from 13.3% in 2011 to 12.2% in 2012.

Research and Development expenses (“R&D”). R&D expenses decreased from $2.8 million in 2011 to $2.3 million in 2012. The decrease relates primarily to the reduction in the number of employees within the Technology segment.

Selling, General and Administrative Expenses (“SG&A”). SG&A expenses were fairly consistent at $14.1 million or 14.6% of revenue in 2012 and $14.0 million or 15.0% in 2011.

Other Expense, net. Other expense, net increased to $3.1 million in 2012 compared to $0.7 million in 2011. Increase relates primarily due to the following: (a) interest expense to related party increased from $1.1 million in 2011 to $1.6 million in 2012 as a result of an increase in borrowings, which increased from $20.8 million in 2011 to $28.1 million in 2012. Interest expense related to related party debt is expected to increase in the future, (b) interest expense related to uncertain tax positions totaled $0.1 million in 2012 compared to income of $0.7 million in 2011, which resulted from our settlement with the IRS in 2011, (c) interest expense and bank charges increased from $0.8 million in 2011 to $0.9 million in 2012 as a result of an increase in the average balance outstanding on our line of credit in the United States, (d) amortization expense related to deferred financing costs increased from $0.2 million in 2011 to $0.3 million in 2012 and (e) foreign currency loss in 2012 totaled $0.3 million compared to foreign currency gain of $0.6 million in 2011.

Income Tax Benefit (Expense). The Company had income tax expense of $0.2 million in 2012, which relates primarily to certain profitable subsidiaries in Europe and Japan. In 2011 the Company had an income tax benefit of $0.3 million, which resulted from the reversal of $0.6 million of income taxes payable from our settlement of certain income tax assessments in the United States with the IRS.

Income (Loss) From Discontinued Operations. Loss from discontinued operations in 2012 of $1.1 million consists of $0.1 million expense related to the settlement of certain income tax assessments with the IRS and a loss of $1.0 million generated in France, Romania, Hungary, UK, Belgium and Denmark related to the discontinuation of services in these countries. Income from discontinued operations in 2011 consists of income of $5.7 million from our settlement of certain income tax assessments in the United States with the IRS, offset by a loss $3.0 million related to the discontinued operations in France, Romania, Hungary, United Kingdom, Belgium and Denmark.

The following table sets forth, for the annual periods indicated, certain financial data related to the Company’s reportable segments.

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total

Year ended December 31, 2013:
Revenue	$-	$125,336	$367	$125,703
Depreciation and amortization	2	671	91	764
Income (loss) from continuing	(3,938)	2,341	(3,689)	(5,286)
operations
Total assets from continuing
operations	447	27,895	488	28,830

Year ended December 31, 2012:
Revenue	$-	$96,349	$401	$96,750
Depreciation and amortization	3	631	55	689
Loss from continuing operations	(3,268)	(1,343)	(3,304)	(7,915)
Total assets from continuing
operations	411	20,480	438	21,329

Year ended December 31, 2011:
Revenue	$-	$92,845	$495	$93,340
Depreciation and amortization	7	554	41	602
Loss from continuing operations	(527)	(279)	(3,998)	(4,804)

Corporate Segment

Our loss from continuing operations increased from $3.3 million in 2012 to $3.9 million in 2013. The increase is primarily due to the following: (a) interest expense to related party increased from $1.6 million in 2012 to $2.2 million in 2013 as a result of an increase in borrowings, which increased from $28.1 million in 2012 to $36.6 million in 2013, (b) foreign currency loss in 2013 totaled $0.9 million compared to foreign currency loss of $0.3 million in 2012. In addition, included in the loss from continuing operations in 2013 was income of $0.7 million related to the settlement of uncertain income tax positions with the IRS, compared to income of $1.0 million in 2012.

Our loss from continuing operations increased from $0.5 million in 2011 to $3.3 million in 2012. The increase is primarily due to the following: (a) interest expense to related party increased from $1.1 million in 2011 to $1.6 million in 2012 as a result of an increase in borrowings, which increased from $20.8 million in 2011 to $28.1 million in 2012, (b) interest expense related to uncertain tax positions totaled $0.1 million in 2012 compared to income of $0.7 million in 2011, which resulted from our settlement with the IRS in 2011, (c) foreign currency loss in 2012 totaled $0.3 million compared to foreign currency gain of $0.6 million in 2011. In addition, included in the loss from continuing operations in 2011 was income of $1.2 million related to the reversal of liabilities for the uncertain income tax positions, including penalties, as a result of the settlement of such uncertain income tax positions with the IRS.

Airport Security and Other Aviation Services Segment

Increase in revenue from $96.3 million in 2012 to $125.3 million in 2013 relates primarily to: (a) an increase in services provided in the United States, which increased from $36.9 million in 2012 to $41.6 million in 2013. (b) an increase of revenues in the Netherlands from $48.3 million in 2012 to $56.6 million in 2013. Revenue generated in the Netherlands was affected by exchange rate fluctuations as the average rate of the Euro-Dollar increased by 3.0% in 2013 compared to 2012. (c) following an acquisition of a German company in the aviation security field, revenues in Germany were $13.0 million in 2013 compared to $0 in 2012 (d) an increase of revenue from Aviation Services provided in other locations increased from $11.6 million in 2012 to $14.5 million in 2013. In 2013, the Company’s profit related to aviation services was $2.3 million compared to a loss of $1.3 million in 2012. In addition, the 2013 figures include a one-time income of $1.3 million related to forgiveness of debt as a result of the Company reversing certain accounts payable.

Increase in revenue from $92.8 million in 2011 to $96.3 million in 2012 relates primarily to: (a) an increase in the provision of services in the United States, which increased from $35.8 million in 2011 to $36.9 million in 2012. (b) an increase of revenues in the Netherlands from $47.5 million in 2011 to $48.3 million in 2012. Revenue generated in the Netherlands was materially affected by exchange rate fluctuations as the average rate of the Euro-Dollar decreased by 7.6% in 2012 compared to 2011. (c) an increase of revenue from Aviation Services provided in other locations from $10.1 million to $11.6 million. In 2011 the Company’s loss from aviation services increased from $0.3 million in 2011 to $1.3 million in 2012. The increase is primarily attributable to (a) larger payroll and related costs at our European subsidiaries and increase of costs related to the establishment of new subsidiaries and expansion of current operations.

Technology Segment

Revenue in 2013 and 2012 was $0.4 million. The loss from continuing operations was fairly consistent and amounted to $3.7 million in 2013 compared to $3.3 million in 2012.

Revenue in 2012 was $0.4 million compared to $0.5 million in 2011. The decrease in our loss from $4.0 million in 2011 to $3.3 million in 2012 is mainly due to the reduction in the number of employees within the technology segment in 2012.

Liquidity and Capital Resources

Our most significant expenditures consist of payroll and related costs and professional fees. We have historically financed such expenditures through cash flows from operations, funding received from lines of credit with lenders in the United States and Europe and borrowings from a convertible note arrangement with a related party.

As of December 31, 2013 and 2012, we had cash on hand of $3.2 million and $1.0 million, respectively (not including restricted cash of $7.0 million and $5.4 million as of December 31, 2013 and 2012, respectively, which serve as collateral for our line of credit and letters of credit in the United States and restricted bank accounts in the Netherlands which are restricted for payments to local tax authorities).

We have a working capital and shareholders’ deficits and a history of recurring losses from continuing operations and negative cash flows from operations. As of December 31, 2013 and 2012, we had a working capital deficit of $5.2 million and $10.3 million, respectively and shareholders’ deficit of $40.4 million and $36.7 million, respectively. During the years ended December 31, 2013, 2012 and 2011, we incurred losses from continuing operations of $5.3 million, $7.9 million and $4.8 million, respectively, and negative cash flows from operations of $8.0 million, $7.9 million and $6.2 million, respectively. Collectively, these factors raise substantial doubt about our ability to continue as a going concern.

The report of our independent registered public accounting firm on our 2013 consolidated financial statements includes an explanatory paragraph stating that there is substantial doubt with respect to our ability to continue as a going concern.

Management believes that our operating cash flows and related party / third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash flows from operations and obtain additional financing from related parties or third parties will be successful. In November 2013, we increased our borrowing capacity under the convertible notes payable to related party to $32.0 million. In addition, subsequent to December 31, 2013, the Company entered into three separate line of credit arrangements in Europe to provide it with up to €2.5 million in combined borrowing capacity.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Cash Flows from Operating Activities

Our cash flows from operating activities vary significantly from year to year, depending on our operating results and timing of cash receipts and disbursements on accounts receivable, accounts payable and accrued expenses and other current liabilities.

Net cash used in operating activities in 2013 was $8.0 million. This use of cash resulted mainly from a net loss from continuing operations of $5.3 million. This amount was partially offset by:(a) a non cash charge of $0.8 million for depreciation and amortization, (b) non-cash gain related to forgiveness of debt of $1.3 million, and (c) amortization of deferred financing costs of $0.1 million. Net cash used by continuing operating assets and liabilities of $2.5 million is primarily attributable to an increase in accounts receivable, net of $3.6 million, decrease of accounts payable of $0.3 million, decrease in income taxes payable of $1.7 million following the 2013 debt settlement with the IRS and payments made to the U.S. Department of Labor of $0.3 million. This was offset by an increase in accrued expenses and other current liabilities of $3.0 million. Net cash used in discontinued operations in 2013 was $0.1 million.

Net cash used in operating activities in 2012 was $7.9 million. This use of cash resulted mainly from a net loss from continuing operations of $7.9 million. This amount was partially offset by:(a) a noncash charge of $0.7 million for depreciation and amortization and (b) the amortization of deferred financing costs of $0.3 million. Net cash used by continuing operating assets and liabilities of $0.2 million is primarily attributable to a increase in accounts receivable, net of $1.1 million and payments made to the U.S. Department of Labor of $0.3 million. This was offset by an increase in accounts payable of $0.4 million and an increase in accrued expenses and other current liabilities of $1.2 million. Net cash used in discontinued operations in 2012 was $1.3 million.

Net cash used in operating activities in 2011 was $6.2 million. This use of cash resulted mainly from a net loss from continuing operations of $4.8 million and net cash used in continuing operating assets and liabilities of $0.2 million. This amount was partially offset by:(a) a noncash charge of $0.6 million for depreciation and amortization, (b) the amortization of deferred financing costs of $0.2 million and (c) bad debt expense of $0.2 million. Net cash used in continuing operating assets and liabilities of $0.2 million is primarily attributable to a decrease in income taxes payable of $1.9 million as part of our settlement agreement with the IRS, payment to the United States Department of Labor of $0.3 million and decrease of prepaid expenses and other current assets of $0.2 million. This was offset mainly by an increase in accounts payable of $0.8 million, and an increase in accrued expenses and other current liabilities of $1.0 million. Net cash used in discontinued operations in 2011 was $2.2 million.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2013 was $2.1 million and consisted primarily of increase in restricted cash of $1.5 million and capital expenditures of $0.7 million.

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

Cash Flows from Financing Activities

Net cash provided by financing activities in 2013 was $11.3 million, which consisted primarily of an increase of $7.3 million of net proceeds from our convertible note arrangement with a related party and an increase in net borrowings on our lines of credit in Europe and the United States of $4.1 million.

Net cash provided by financing activities in 2012 was $7.4 million, which consisted primarily of $6.9 million of net proceeds from our convertible note arrangement with a related party and an increase in net borrowings on our line of credit in the United States of $0.5 million.

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

We expect to continue to draw down from our convertible note arrangement with a related party as necessary to meet our short-term cash needs. In addition, we entered into several line of credit arrangements in Europe during 2013 and expect to draw down on the available funds pursuant to these arrangements.

Borrowings

United States

In May 2011, the Company entered into a credit facility with an independent lender which provides the Company with up to $9.0 million in borrowings subject to a borrowing base limitation. The borrowing base limitation is equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of the Company's $3.5 million in cash collateral plus (iv) 95% of a $0.8 million standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder. Borrowings under the new credit facility are secured by certain assets of one of the Company’s subsidiaries in the United States, including accounts receivable and unbilled receivables, equipment, cash and cash equivalents, a $3.5 million certificate of deposit, and the $0.8 million letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

The Company capitalized $0.7 million in costs associated with obtaining the credit facility, including a success fee to the independent lender of $0.3 million. The success fee was payable in twenty-four monthly installments of approximately $0.01 million, commencing in June 2011 through May 2013.

In July 2011, the Company amended the credit facility to increase the maximum borrowing amount to $10.0 million and permit the Company to include 100% of its $3,500 in cash collateral into the borrowing base limitation.

In October 2011, the Company amended the credit facility to temporarily increase the maximum borrowing amount to $11.0 million for October and November 2011.

In December 2011, the Company amended the credit facility to revise the borrowing base limitation to: (i) 80% of eligible accounts receivable, as defined, plus (ii) 70% of eligible unbilled receivables, as defined, plus (iii) 100% of the Company's $3.5 million in cash collateral plus (iv) 95% of a $0.8 million standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

In June 2012, the Company amended the credit facility to revise existing financial and non-financial covenants, including the maintenance of a specified fixed charge coverage ratio and minimum level of EBITDA.

In May 2013, the Company amended the credit facility to increase the maximum borrowing amount to $10.5 million and revise existing financial and non-financial covenants, including the maintenance of a specified fixed charge coverage ratio. The amendment also eliminated the requirement to maintain a minimum level of EBITDA and waived the Company’s failure to comply with the various financial covenants set forth in the original agreement for the test dates between June 2012 through April 2013. In addition, as part of the amendment, the standby letter of credit that is provided to the lender by an entity related to the Company’s main shareholder was increased to $1.0 million and the expiration date of the credit facility was extended to May 2014.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.75%) plus 4.5% per annum (6.25% at December 31, 2013).

The Company's weighted average interest rate during the years ended December 31, 2013, 2012 and 2011 is 6.25%, 6.25% and 6.35%, respectively.

The Company evaluated the terms of the amendments and concluded that they do not constitute substantive modifications.

As of December 31, 2013 and 2012, the Company had approximately $8.9 million and $8.6 million outstanding under line of credit arrangements. At December 31, 2013 and 2012, the Company has $0.3 million and $0.2 million in unused borrowing capacity under the new credit facility.

Europe

In September 2011, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €0.3 million ($0.4 million as of December 31, 2013) in borrowings and €0.1 million ($0.1 million as of December 31, 2013) in guarantees. Borrowings under the line of credit arrangement bore interest, which was payable monthly, at 6% per annum both for 2013 and 2012. The line of credit arrangement is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. In May 2012, the maximum borrowing capacity under the line of credit arrangement was increased to €0.5 million ($0.7 million as of December 31, 2013). In June 2013, the interest rate on the credit arrangement was amended to LIBOR plus 3.75% (3.97% as of December 31, 2013) per annum. In addition, the maximum borrowing capacity under the line of credit was increased to €800 during the months of April 2014 to September 2014 and the expiration date was extended to December 31, 2014. As of December 31, 2013 and 2012, the Company didn’t have any outstanding borrowings under the line of credit. The unused borrowing capacity as of December 31, 2013 and 2012 is €0.5 million ($0.7 million as of December 31, 2013).

In June 2013, the Company entered into a new line of credit arrangement with the same commercial bank to provide it with up to €1.1 million ($1.5 million as of December 31, 2013) in borrowings. Borrowings under the line of credit bear interest, which is payable quarterly at LIBOR plus 3.75% (3.97% as of December 31, 2013) per annum. The borrowing capacity under the credit facility is reduced by €0.1 million every quarter, starting December 31, 2013. In addition, the line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. The line of credit expires on December 31, 2015. As of December 31, 2013 the Company had €1.0 million ($1.4 million as of December 31, 2013) in outstanding borrowings under the line of credit arrangement.

In August 2013 the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €0.5 million ($0.7 million as of December 31, 2013) in borrowings. Borrowings under this arrangement bear interest at 3.5% per annum, which is payable on August 1, 2014, the maturity date of the arrangement. The line of credit is secured by a bank guarantee provided by an entity related to the Company’s main shareholder. As of December 31, 2013 the Company had €0.5 million ($0.7 million as of December 31, 2013) in outstanding borrowings under the line of credit arrangement.

In November 2013, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €1.2 million ($1.7 million as of December 31, 2013) in borrowings. Borrowings under the line of credit arrangement bear interest, which is payable quarterly, at 1.1% per annum. The line of credit is secured by a guarantee provided by an entity related to the Company’s main shareholder. The line of credit expires on May 26, 2014 and is expected to be extended. As of December 31, 2013 the Company had €1.2 million ($1.7 million as of December 31, 2013) in outstanding borrowings under the line of credit arrangement.

Related party financing

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

In December 2012, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $27.0 million in revolving loans through November 2015. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In November 2013, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $32.0 million in revolving loans through November 2015. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $1.50 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

The Company’s weighted average interest during the years ended December 31, 2013, 2012 and 2011 is 6.18%,6.28% and 6.32% respectively.

At December 31, 2013 and 2012, convertible notes payable to related party consist of $29.9 million and $23.6 million, respectively, in principal and $6.7 million and $4.5 million, respectively, in accrued interest. Interest expense related to these notes is $2.2 million, $1.6 million and $1.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $2.2 million, $2.3 million and $2.8 million during the years ended December 31, 2013, 2012 and 2011, respectively.

Trend Information

Labor market conditions may require the Company to increase its prices. Cost of labor is the main variable in determining any cost increases. The Company is affected by the worldwide economic slowdown, which affects the aviation industry. As the Company is a service provider to this industry, it affects the results of the Company.

Off-Balance Sheet Arrangements

The Company is a party to a consulting arrangement, an agency agreement and various operating lease arrangements. In addition, the Company has no unconsolidated special purpose entities.

Future Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2013:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
		Less than	1-3	4-5	more than
	Total	1 year	years	years	5 years
Line of credit in the U.S.	$8,935	$8,935	$-	$-	$-
Agency agreement	923	455	468	-	-
Consulting agreements	1,411	275	723	413	-
Lines of credit in Europe	3,718	3,718	-	-	-
Convertible notes payable -
related party (including interest)	36,570	-	36,570	-	-
Operating lease obligations	3,016	1,245	1,771	-	-
Liability to Department of Labor	438	179	259	-	-
Future interest and fees on line of
credit and convertible notes
payable to related party (1)	13,936	2,884	11,052	-	-
	$68,947	$17,691	$50,843	$413	$-

(1) Interest and fees are estimated based on future interest rates expected to be applicable.

The following table summarizes the Company’s other future commercial obligations as of December 31, 2013:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)

		Less than	1-3	4-5	more than
	Total	1 year	years	years	5 years
Guarantees	$208	$-	$208	$-	$-
Letters of credit	285	285	-	-	-
	$493	$285	$208	$-	$-

Item 6. Directors, Senior Management and Employees

The following table lists the directors and executive officers of ICTS:

	Age	Position
	---	--------
Menachem Atzmon	69	Chairman of the Supervisory Board
David W. Sass	78	Member of the Supervisory Board
Gail F. Lieberman	70	Member of the Supervisory Board, Member of
		the Audit Committee and Chairman of the Compensation Committee
Gordon Hausmann	68	Member of the Supervisory Board, Member of
		the Compensation Committee and Member of the Audit Committee
Philip M. Getter	77	Member of the Supervisory Board, Chairman
		of the Audit Committee
Ran Langer	68	Managing Director
Raanan Nir	65	Managing Director
Alon Raich	38	Chief Financial Officer

Menachem J. Atzmon is a CPA (Isr). From 1996 till 2012 Mr. Atzmon has been the managing director of Albermale Investment Ltd., an investment company. Since January 1998 till 2012 he has served as the chairman of the management board of Seehafen Rostock, Umschlagsgesellschaft GmbH and its Holding Company. Mr. Atzmon acts as a member of the board of Capital Points, Ltd. a listed Company on the Tel Aviv Stock Exchange in Israel. He has been a member of the Supervisory Board of ICTS since 1999. Since July 2010 chairman of the Board of Arrow Ecology & Engineering Overseas (1999) Ltd, an advance recycling company. During 2014 Mr. Atzmon was appointed in addition to his role of Chairman of the Board to CEO of the Arrow Ecology & Engineering Overseas Ltd.

David W. Sass for the past 52 years has been a practicing attorney in New York City and is currently a senior partner in the law firm of McLaughlin & Stern, LLP. He has been a director of ICTS since 2002. Mr. Sass is a director of New York Global Innovations, Inc. (formerly Inksure Technologies, Inc.),and . and is also a director of several privately held corporations. He is a director of the Temple University Law Foundation and an Honorary Trustee of Ithaca College.

Gail F. Lieberman, age 70, is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. She has been a Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group).  Ms. Lieberman is a director of Dara Biosciences (NASDAQ: DARA) since April 2009 and is currently chair of the compensation committee as well as a member of the audit committee; She is also a director of the South Central Connecticut Regional Water Authority since January 2012.  She has served on the board of FTEN, a private financial services technology company and for three public companies in the healthcare and aerospace sectors: I-Trax Inc. (Amex: DMX); TriPath Imaging Inc. (NASDAQ: TPTH); and Breeze-Eastern Corporation (Amex: BZC).  Ms. Lieberman has also served as the Audit Committee Chair for I-Trax, Inc. and Breeze-Eastern Corporation. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

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

Philip M. Getter is currently President and CEO of KIDSRx International, a provider of all natural health care products. He has been  managing member of GEMPH Development LLC since 1985. From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was most recently head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. He has more than thirty years of corporate finance experience. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and then Senior Partner of Devon Securities, an international investment banking boutique from 1969 to 1975. From 1975 to 1984 he was President/CEO of Generics Corporation of America, one of the largest generic drug manufacturers in the United States. As Chairman and CEO of Wolins Pharmaceutical (1977 to 1984) he led the reorganization and restructuring of this direct to the profession distributor of pharmaceuticals. Mr. Getter was Chairman of Inksure Technologies, Inc. and a director from 2003 thru 2009. He has been a member of the League of American Theatres and Producers/The Broadway League, Chairman of the Executive Committee of The Kurt Weill Foundation for Music, and a Director of the American Theatre Wing, the TONY (awards) Administration and Rules Committees and has produced for Broadway, television and film. Mr. Getter is

Chairman of TCI College of Technology the second largest for profit post-secondary in the United States.

Ran Langer joined ICTS in 1988 through 1998 as General Manager of the German subsidiaries of ICTS. From 1998 to 2013, he served as General Manager of Seehafen Rostock Umschlagsgesellschaft mbH, the operator of the Seaport in Rostock, Germany. Mr. Langer became a Managing Director of ICTS in September 2004 and was appointed as CEO of I-SEC International Security B.V., a fully owned subsidiary of ICTS.

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

Alon Raich is a CPA (Isr), joined ICTS in September 2005 as Financial Controller and became Chief Financial Officer (CFO) of the Company in 2008. From 2001 to 2005 he worked in the accounting firm, Kesselman & Kesselman, PriceWaterhouseCoopers (PwC). Mr. Raich is currently on the Board of New York Global Innovations, Inc. (formerly Inksure Technologies, Inc), serving as the Chairman of the Audit Committee. Mr. Raich holds a BA degree in economics and accounting and an MA degree in law from Bar-Ilan University, Israel.

Summary Compensation Table

The following table sets forth compensation earned by the Company’s Managing Directors and the highest paid executives during the years 2011 till 2013 (U.S. Dollars in thousands):

					Non-equity	Nonqualified	Number	Number
Name and					Incentive	Deferred	of	of
Principal				All Other	Plan	Compensation	Option	Stock
Position	Year	Salary	Bonus	Compensations	Compensation	Earnings	Awards	Awards	Total
		$		$	$	$			$
Ran Langer	2013	70	33	9	-	-	-	-	112
Managing	2012	-	-	-	-	-	-	-	-
Director	2011	-	-	-	-	-	-	-	-

Raanan Nir	2013	-	-	58	-	-	-	-	58
Managing	2012	-	-	77	-	-	-	-	77
Director	2011	-	-	66	-	-	-	-	66

Doron Zicher	2013	267	148	46	-	-	-	-	461
General	2012	283	913	44	-	-	-	-	1,240
Manager of a	2011	306	1008	32	-	-	-	-	1,346
Subsidiary

Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $10 and a fee for each Board or committee meeting attended of $1. The Chairman of the Audit Committee receives an additional $20 per year.

Mr. Langer has been employed as Managing Director since 2004 without compensation. During 2013, the Company signed an employment agreement with Mr. Langer on which he will be entitled to a yearly salary of €144 per year ($198 as of December 2013).

Mr. Nir has been employed as a Managing Director since 2008 at an annual cost of $58, $77 and $66 during the years 2013, 2012 and 2011, respectively.

Mr. Doron Zicher has been employed as a General Manager of the Company’s European subsidiaries. In February 2012, the Company entered into a non-cancellable employment and termination agreement with Mr. Zicher. Under the terms of the agreement, Mr. Zicher was entitled to a special bonus payment over the term of the agreement of €1.5 million, of which €0.3 million was paid during the year ended December 31, 2011. The timing of the remaining bonus payments was at the discretion of the Company unless certain performance conditions are met. The employment agreement was to continue until the additional bonus payment is earned and paid in full. At such time, the manager will cease to be employed at the Company. This agreement superseded and replaces all previous agreements between the Company and the employee, with the exception of certain provisions in the original employment agreement surrounding the manager’s right to earn a bonus upon the sale of one of the Company’s European subsidiaries remain in effect.

In February 2013 the Company amended the employment and termination agreement with the manager of its European subsidiaries to update the terms of payment regarding the special bonus. The Company shall provide at its own expense two bank guarantees of €0.5 million ($0.7 million as of December 31, 2013). Each shall unconditionally become payable on December 2, 2013 if by that time the Company has not paid the entire outstanding amount of €1.0 million ($1.3 million as of December 31, 2013). These guarantees were provided in March 2013 by an entity related to the Company’s main shareholder.

In November 2013 the Company paid the liability to Mr. Doron Zicher pursuant to the termination contract and Mr. Zicher’s employment was terminated.

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2013.

	Salaries, fees,	Pension, retirement
	commissions	and other
	and bonuses	similar benefits
	(in thousands)
Directors as a group (6 persons)	$91	$-
All officers as a group (6 persons)	$1,036	$136

Background and Compensation Philosophy

Our Compensation Committee consists of Gail Lieberman, Chairman and Gordon Hausmann, all independent directors. The Compensation Committee and, prior to its establishment our Supervisory Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, the level of compensation paid to similarly situated executives in comparably sized companies, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the supervisory board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

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

Board Practices

We have a Supervisory Board and a Management Board. The Supervisory Board has the primary responsibility for supervising the policies of the Management Board and the general course of corporate affairs and recommending the adoption of the annual financial statements of ICTS by its shareholders. The Management Board is responsible for the day-to-day operations of ICTS. Members of the Supervisory Board and the Management Board are appointed by the shareholders for a term of one year. Non-executive officers are appointed by and serve at the satisfaction of the Management Board.

The members of the Supervisory Board as of December 31, 2013 and the initial year they joined the Board are as follows: Menachem Atzmon (1999), Gordon Hausmann (2005), David W. Sass (2002), Gail F. Lieberman (2010) and Philip M. Getter (2003).

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

We do not have a Nominating Committee. The members of the Audit Committee and Compensation Committee are all independent and were never officers or employees of the Company.

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

Employees

As of December 31, 2013, we have 4,095 employees, of which 1,794 employees are located in Europe, Far East and Israel 2,301 are located in the United States.

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

There are 150,000 options outstanding under the plan. Options available for grant under the plan are 923,989.

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

As of December 31, 2013, there were no outstanding options under the plan. Options available for grant under the plan are 1,500,000. The plan expires by its terms up to 2018.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Common Shares as of April 30, 2014 with respect to:

(1) Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Shares.

(2) Each director or officer who holds more than 1% of the Common shares. None of the directors or officers, excluding Mr. Menachem Atzmon, owns 1% or more of ICTS outstanding share capital.

(3) All directors and officers as a group.

	Percent of
	Amount Beneficially	Common Shares
Name Shareholders Holding Five Percent or More	Owned (a)	Outstanding (b)

Atzmon Family Trust (c)	60.3%	4,847,226
Amos Megides	12.8%	1,025,692
Nicholas P. Monteban, Xalladio Holding B.V.
and Galladio Capital Management B.V.	8.3%	665,000
Igal Tavori	6.1%	487,650
All officers and directors as a group including
the Atzmon Family Trust (10 persons)	62.1%	5,090,295

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

(c) 1. The Atzmon Family Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds approximately 60.3% of the issued and outstanding Common Shares on behalf of the Trust. Mr. Atzmon disclaims any beneficial interest in the Atzmon Family Trust. Spencer Corporation, Limited and the Atzmon Family Trust may be able to appoint all the directors of ICTS and control the affairs of ICTS.

2. As of April 30, 2014 the Company received loans from related party in total amount of $31.1 million and accrued interest of $7.4 million. The loan is convertible to the Company’s common stock at a rate of $1.50 per share. The calculation above does not take into consideration the conversion of those loans.

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

Related Party Transactions

Entities related to two of the Company's board members provide legal services to the Company. Legal expense related to these services is $0 for the year ended December 31, 2013 and $0.1 million for each of the years ended December 31, 2012 and 2011, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $0.1 million and $0.1 million due for these services as of December 31, 2013 and 2012.

In January 2009, the Company engaged the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $0.2 million for such services for the year ended December 31, 2013 and $0.1 million for each of the years ended December 31, 2012 and 2011.

In June 2009, a European bank, issued a performance guarantee in the amount of €1.2 million ($1.7 million as of December 31, 2013) to one of the Company’s customers to secure the Company’s performance under a service contract between the parties. To secure the European bank’s guarantee, an entity related to the Company’s main shareholder provided a guarantee to the European bank for the same amount. The guarantee issued by the European bank was renewed in April 2013 until April 2014. The performance guarantee is expected to be renewed by the European bank without a corresponding guarantee by an entity related to the Company’s main shareholder.

In January 2010, the Company engaged the services of an entity owned by a related party to provide it with certain selling services to its technology segment. The Company incurred expenses of $0.1 million for year ended December 31, 2011. The contract expired on December 31, 2011.

In September 2010, an entity related to the Company’s main shareholder provided a letter of credit of $0.8 million to a commercial bank to guarantee an extension of a borrowing arrangement on behalf of one of one of the Company’s subsidiaries. In May 2013 the letter of credit was increased to $1.0 million. For details of financing from a Related Party see “Related Party Financing” on page 35.

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

Claims by Former Employees

The Company is subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $0.6 million. At the present time, the Company is not able to determine the likelihood of an unfavorable outcome or estimate a range of potential loss related to these matters.

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

Item 9. The Offer and Listing

Our shares of common stock are currently traded on the OTC under the symbol ICTSF.

The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2009	$2.55	$1.50
2010	$2.80	$1.25
2011	$1.50	$0.40
2012	$1.60	$0.04
2013	$1.39	$0.45

The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2013	High	Low
First quarter	$0.70	$0.45
Second quarter	$1.38	$0.45
Third Quarter	$1.37	$1.05
Fourth Quarter	$1.39	$0.75

2012	High	Low
First quarter	$1.60	$0.80
Second quarter	$1.40	$0.11
Third Quarter	$1.50	$0.35
Fourth Quarter	$1.50	$0.04

2011	High	Low
First quarter	$1.25	$0.40
Second quarter	$0.90	$0.60
Third Quarter	$1.50	$0.60
Fourth Quarter	$1.16	$0.80

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

Shares

Our authorized share capital is currently divided into 33,333,334 common shares, par value 0.45 Euro per common share. Article 24, of the Articles of Association provide that in the event the Management Board files a declaration with the Dutch Chamber of Commerce that at least ninety percent of the authorized share capital is issued, Article 3 of the Articles of Association will provide as follows: “The authorized capital of the Company amounts to EUR 67,500,000 dividend into one hundred fifty million (150,000,000) shares, each share having a par value of EUR 0.45.”

The common shares may be in bearer or registered form. As of December 31, 2013, 8,041,698 shares were issued and outstanding.

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

Amendment of Articles of Association and Winding Up

A resolution presented to the general meeting amending the Company's Articles of Association or winding up the Company may only be taken when a proposal thereto is stated in the notice of meeting and with respect to amending the Company’s Articles of Association, a copy of the proposal in which the modification is stated in full on file and available for inspection. A resolution to dissolve the Company must be approved by at least a two-third majority of the votes cast, in a meeting in which holders of at least fifty percent (50%) of the outstanding common shares are represented.

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

The summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding shares, nor does it purport to furnish information in the same detail or with the attention to an investor's specific tax circumstances that would be provided by an investor's own tax adviser. Accordingly, U.S. holders of shares are advised to consult their own tax advisers with respect to their particular circumstances and with respect to the effects of U.S. federal, state, local, or other laws to which they may be subject.

As used herein, the term "U.S. Holder" means a beneficial owner of shares that is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, of (iv) an estate, the income of which is subject to United States federal income taxation regardless of its source.

The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed Treasury Department regulations, changes to any of which after the date of this

Annual Report on Form 20-F could apply on a retroactive basis and affect the tax consequences described herein.

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

The declaration of dividends will be at the discretion of the Company’s board of directors and will depend upon the Company’s earnings, capital requirements, financial position, general economic conditions, and other pertinent factors. The Company cannot assure Holders that dividends will be paid in the future.

Foreign Tax Credits

U.S. Holders will generally be entitled to claim a credit against their United States federal income tax liability for the amount of Netherlands dividend withholding tax imposed on dividends paid to U.S. Holders. See Netherlands Dividend Withholding Tax. U.S. Holders who are entitled to the benefits of a reduced rate of Netherlands dividend withholding tax under the tax treaty between the United States and the Netherlands will be allowed a credit for only the amount of withholding tax provided for under the U.S. Tax Treaty (i.e. 15%). However, the full amount of the dividend, including any withheld amounts, will be subject to current United States federal income taxation whether or not such Holder obtained a refund of the excess amount withheld. In the event the Company pays a dividend to a U.S. Holder out of the earnings of a non-Dutch subsidiary, however, it is possible that under certain circumstances such U.S. Holder would not be entitled to claim a credit for a portion of any Dutch taxes withheld by the Company from such dividend. The portion of Dutch withholding tax that may not be creditable in this instance equals a maximum of 3% of the gross amount of such dividend (or 20% of the Dutch taxes withheld in the case of a U.S. Holder entitled to claim a 15% withholding rate under the U.S. Tax Treaty). This limitation could potentially apply only under circumstances where the Company pays dividends on the shares.

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

Taxation on Sale or Disposition of Shares

Subject to the discussion below regarding passive foreign investment companies, U.S. Holders will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's adjusted tax basis in the shares. In general, a U.S. Holder's adjusted tax basis in the shares will be equal to the amount paid by the U.S. Holder for such shares. For shares held for one year or less, any such gain or loss will generally be treated as short-term gain or loss. Short-term capital gains are taxed at the same rate as ordinary gain. If the shares have been held for more than a year, any such gain or loss will generally be treated as long-term capital gain or loss. U.S. Holders are advised to consult a competent tax adviser regarding applicable capital gains tax provisions and sourcing of capital gains and losses for foreign tax credit purposes.

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

If the Company is a PFIC for any taxable year during which a U.S. Holder holds shares, the U.S. Holder will be subject to special tax rules with respect to:

•	any “excess distribution” that the U.S. Holder receives on shares, and
•	any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the shares.
53

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

Tax assessment in the U.S

The Company was subject to a tax examination for one of its subsidiaries in the United States by the IRS for the tax years 2002 to 2004. In connection with this examination, the subsidiary was required to provide information regarding its treatment of certain expenses. The IRS proposed a number of adjustments to the subsidiary's filed income tax returns for the tax years 2002 to 2004, which collectively resulted in an assessed income tax liability of $7.3 million. Management vigorously contested the merit of the proposed adjustments and established a reserve of $5.9 million related to income taxes and $4.8 million related to interest and penalties, as of December 31, 2010 to reflect the adjustments that it considered to be more likely than not to be upheld upon the ultimate resolution of this matter. In July 2011 and January 2012, the Company entered into arrangements with the IRS to settle all outstanding claims against it for $3.3 million, including $0.9 million in interest. The IRS did not assess any penalties as part of the settlement. In August 2012, the Company filed an Offer in Compromise with the IRS to reduce the amount payable to the IRS under the settlements citing unfavorable financial condition of its American subsidiaries. In July 2013, The IRS accepted the Company’s offer to settle all outstanding amounts for $0.2 million, which has been paid in full as of December 31, 2013.

Taxes in the Netherlands

The following is a general non-exhaustive discussion of the tax laws in the Netherlands as they relate to the operations of the Company.

Corporate Income Taxes

We are incorporated under the laws of the Netherlands and are therefore subject to the tax laws of the Netherlands. In 2013 the standard corporate income tax rate was 20% on profits up to €0.2 million($0.3 million as of December 31, 2013) and 25% on the excess. In 2014 the standard corporate income tax rate will be the same as in 2013.

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

The subsidiary company would be deemed to be held as a portfolio investment by the parent company if (i) generally the subsidiary company’s assets consist on a consolidated basis for more than 50% of interests of less than 5% in other entities, or (ii) the subsidiary company’s activities consist for more than 50% of group financing activities. Group finance includes loans, credit instruments and also leasing of equipment, intangibles and other assets.

If the parent company would (be deemed to) hold the participation in the subsidiary company as a portfolio investment, the participation exemption would still be applicable if the investment is a “qualifying portfolio investment”. That would be the case if the “subject-to-tax” test or the “asset test” is met. We will not elaborate on these tests.

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

Costs related to the acquisition of qualifying participations are generally added to the cost price of the participation and are as such not deductible. Costs related to the disposal of participations falling within the scope of the participation exemption are also not deductible. Other expenses relating to participations (e.g. the cost of financing) are in principle deductible.

Interest deduction limitations

As per January 1, 2013, the thin capitalization rules have been abandoned. Instead, as per the same date the “participation debt interest limitation” was introduced in the Netherlands.

The participation debt interest limitation applies to interest and costs of loans that are (deemed to be) related to the financing of subsidiaries (“participation debt”). The interest limitation only affects the tax deductibility of the so called “excessive participation interest”, whereby excessive relates to the fiscal value of participations exceeding the taxpayer’s equity for tax purposes. Financing of subsidiaries includes the acquisition of subsidiaries and capital injections in subsidiaries.

Investments in subsidiaries that relate to the operational expansion of the activities of the group are excluded from the participation debt interest limitation. The participation debt interest limitation only applies to groups that qualify for the participation exemption.

The first €0.8 million ($1.0 million as of December 31, 2013) of “excessive participation interest” is exempt from the interest deduction limitation and is therefore deductible (unless other interest limitation rules apply). “Excessive participation interest” that exceeds the €0.8 million threshold is not tax deductible; it makes no difference if this interest is paid to related entities or to third parties.

According to the definition of the interest limitation, interest costs include: foreign exchange results, the costs of hedging currency risks and the costs of hedging interest risks. The interest costs also include, besides the cost of loans, the costs of financial lease contracts and hire-purchase contracts.

An investment can never be considered to be an expansion of the operational activities in case the financing is artificially constructed in order to obtain a tax advantage, if the interest can be deducted twice in the group (double dip) or when a hybrid loan is used (e.g. a profit participating loan).

In case of ICTS, there is no excessive debt at this stage, since its equity exceeds the cost price of the participations. Insofar this is the situation, participation debt interest limitation rules in principle do not apply.

Besides the participation debt interest limitation, Dutch tax law includes various other sets of anti-abuse provisions in relation to deduction of interest. Further, interest deduction may be disallowed based on case law.

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

Innovation box

In the innovation box regime, which has entered into force as per 2010, income from self-developed intangible assets will be taxed against an effective tax rate of 5%. The innovation box is not only applicable to intangible assets for which a patent was granted, but also to intangible assets which are eligible for an R&D certificate (S&O verklaring). Further, application of the innovation box regime is subject to the condition that the income generated with an intangible asset, can for 30% or more, be attributed to the intangible. Brands, images and similar assets are excluded from the innovation box regime. Application of the innovation box regime is optional on a product by product basis. ICTS may also decide to deduct R&D costs against other regularly taxed income when determining its taxable income. At a later stage and subject to certain conditions aiming at avoiding that costs are deducted against regular corporate income tax rates whereas income is taxed under the innovation box regime against an effective rate of 5%, ICTS may in this case still decide to apply the innovation box regime.

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

For the second half of 2013 (July 1 up to and including December 31), a temporary depreciation at will regime, similar to previous regime, has been re-introduced to boost the economy. Investments depreciated at will during this period must come into operation prior to January 1, 2016.

Dutch Tax Consequences of Holding Shares by a non-Dutch resident shareholder

The following is a general, non-exhaustive summary of Dutch tax consequences to a holder of Common Shares who is not, or is not deemed to be, a resident of the Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder") and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change, possibly on a retroactive basis. The summary does not address taxes imposed by the Netherlands other than dividend withholding tax, personal income tax, corporate income tax and gift and inheritance tax. The discussion does not address the tax consequences under tax laws of any other jurisdiction than the Netherlands.

Dividend Withholding Tax in the Netherlands

We currently do not anticipate distributing any dividends in the foreseeable future. To the extent that dividends are distributed by ICTS, such dividends ordinarily would be subject, under the tax laws of the Netherlands, to a withholding tax at a rate of 15%. Dividends include distributions in cash or in kind, deemed dividends and redemption and liquidation proceeds in excess of, for Dutch tax purposes, recognized paid-in capital. In case there are profits or in case profits can be anticipated, the repayment of ICTS' share premium is also subject to dividend withholding tax. Further, stock dividends are subject to Dutch dividend withholding tax, unless distributed out of the paid-in share premium of ICTS as recognized for tax purposes in the Netherlands.

A non-resident Shareholder could be eligible for a reduction or a refund of Dutch dividend withholding tax under a tax convention which is in effect between the country of residence of the shareholder and the Netherlands, or under provisions similar to the EU Parent/Subsidiary Directive. The Netherlands has concluded such conventions with, among others, the United States, most European Union member states,

Canada, Switzerland and Japan. Under most of these conventions, dividend withholding tax in the Netherlands is effectively set at a rate of 15% (mostly applicable to individual shareholder) and may be further reduced to lower rates in the case of a corporate shareholder with a certain percentage of shareholding interest, depending on the applicable tax treaty. Based on Dutch domestic law, a 0% withholding tax rate applies to certain (corporate) shareholders.

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

In addition, in an effort to prevent the practice of dividend stripping, strict beneficial ownership rules are incorporated in the Dutch dividend withholding tax act, which may have an impact on the levy of dividend withholding tax.

Non-resident shareholders; Income Tax and Corporate Income Tax in the Netherlands

Based on Dutch domestic tax law, a non-resident Shareholder is subject to Dutch personal income tax or Dutch corporate income tax with respect to dividends distributed by us on the Common Shares or with respect to capital gains derived from the sale or disposal of Common Shares in case:

(a) the non-resident Shareholder carries on a business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable; or

(b) the non-resident Shareholder has a direct or indirect substantial interest or deemed substantial interest in the share capital of ICTS as defined in the tax code of the Netherlands, which interest does not form part of the assets of an enterprise of that non-resident Shareholder and the interest is held with the main purpose, or one of the main purposes, to prevent the levy of personal income tax or dividend withholding tax at the level of another (legal) person; or

(c) the non-resident Shareholder is entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than through ownership of securities or, in the case of an individual shareholder, through employment, to which enterprise the Common Shares are attributable.

Generally, there is a substantial interest in the share capital of ICTS if the Shareholder, alone or together with his or her partner (spouse, registered partner or other individuals as defined in Dutch tax law), owns, directly or indirectly, (i) 5% or more of the issued capital of any class of shares in ICTS, (ii) options to acquire 5% or more of the issued capital of any class of shares or (iii) profit-sharing rights to 5% or more of the annual profits or liquidation distributions of ICTS. If an individual, alone or together with his partner, does not have a substantial interest based on these tests, he or she may nevertheless be deemed to have a substantial interest in case certain relatives hold a substantial interest in ICTS. In case of a substantial interest held by a corporate shareholder, a receivable the non-resident Shareholder has from ICTS may also belong to such substantial interest. Non-resident Shareholders owning a substantial interest in ICTS may be subject to income tax upon the occurrence of certain events, for example when they cease to own a substantial interest.

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

If certain conditions are met, a non-resident individual taxpayer can opt to be treated as a resident of the Netherlands for tax purposes. This choice will allow the individual to benefit from deductions and other tax benefits only available to residents of the Netherlands. Whether or not such choice could be beneficial should be determined separately in each individual case. As of January 1, 2015, this optional treatment will be abandoned and will be replaced by a special scheme for qualifying foreign taxpayers. We will refrain from comment at this stage.

Netherlands Gift and Inheritance Tax

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

Please note that this summary of Dutch gift and inheritance tax is not exhaustive.

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

Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2013, approximately 33% of the Companies revenues were derived in the United States, and approximately 67% was derived in Europe and the Far East. The Company is subject to market risks associated with foreign currency exchange rate fluctuations. We do not utilize derivative instruments to manage its exposure to such market risk. As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk - We are subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. We believe that moderate interest rate increases will not have a material impact on the Company’s consolidated financial position, result of operations and cash flows. An increase of 1% in the interest rate would have increased the Company's interest expense for factor advances, bank loans, convertible notes payable to related party and other parties, by approximately $0.5 million in the year ended December 31, 2013.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of

Proceeds

Not applicable

Item 15. Controls and Procedures

Management's report on internal control over financial reporting

(a) Our management, including our Managing Directors and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2013. Based on such review, our Managing Directors and Chief Financial Officer have concluded that we have in place effective controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

(b) Our management, under the supervision of our Managing Directors and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that:

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

Under the supervision and with the participation of our management, including our Managing Directors and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013, based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2013.

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

Item 16C. Fees Paid to Our Independent Registered Public Accounting Firm

The following table sets forth the aggregate fees billed by our independent registered public accounting firms, Mayer Hoffman McCann CPAs ("MHM"), for services rendered to us during the years ended December 31, 2013 and 2012. The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2013	2012
Audit fees	$215	$245
Audit related fees	-	-
Tax fees	-	-
Total fees	$215	$245

Item 16D. Exemptions from listing standards for Audit Committees

The Company’s CFO and a director serve as directors of an affiliate of the Company and also serves on the Audit Committee of that affiliate with the CFO as Chairman. The director is also Chairman of the Compensation Committee. Other than such affiliation such director meets the independence requirement for each such entity.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Accountants Disclosure

Not applicable.

Item 16G. Corporate Governance.

There are no significant differences between the corporate governance practices in the Netherlands and the U.S. The Company has adapted the U.S. practices.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-36.

Item 19. Exhibits

1.	Articles of Association of the Company.*

2. Articles of Amendment of the Articles of Association filed as Exhibit to Form 6K dated April 22, 2009.

3. Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2012.

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

ICTS INTERNATIONAL, N.V. AND SUBSIDIARIES

	By:	/s/ Raanan Nir
-----------------------------
	Name:	Raanan Nir
	Title:	Managing Director

Date:	May 14, 2014

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2013 ANNUAL REPORT

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2013 and 2012	F-3

Consolidated Statements of Operations and Comprehensive Loss
for the Years Ended December 31, 2013, 2012 and 2011	F-4

Consolidated Statements of Shareholders' Deficit
for the Years Ended December 31, 2013, 2012 and 2011	F-5

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2013, 2012 and 2011	F-6

Notes to Consolidated Financial Statements	F-8

Financial Statement Schedule:

Valuation and Qualifying Accounts	F-36
F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of ICTS International N.V. and Subsidiaries (the "Company") as of December 31, 2013 and 2012 and the related consolidated statements of operations and comprehensive loss, shareholders' deficit, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule presented on page F-36 for each of the three years in the period ended December 31, 2013. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and on the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICTS International N.V. and Subsidiaries as of December 31, 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a history of recurring losses from continuing operations, negative cash flows from operations and a working capital and shareholders' deficit. Collectively, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ Mayer Hoffman McCann CPAs

(The New York Practice of Mayer Hoffman McCann P.C.)

New York, New York

May 14, 2014

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(US $ in thousands, except share data)

	December 31,
ASSETS	2013	2012
CURRENT ASSETS:
Cash and cash equivalents	$3,185	$976
Restricted cash	6,996	5,407
Accounts receivable, net	15,280	11,467
Deferred tax assets, net	114	145
Prepaid expenses and other current assets	1,054	929
Current assets from disconituned operations	309	1,230
Total current assets	26,938	20,154

Property and equipment, net	1,492	1,579
Deferred financing costs, net	-	123
Goodwill	314	314
Other assets	395	389
Total assets	$29,139	$22,559

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable-banks	$12,653	$8,596
Accounts payable	2,312	3,824
Accrued expenses and other current liabilities	16,733	13,302
Income taxes payable	61	1,677
Current liabilities from discontinued operations	356	3,062
Total current liabilities	32,115	30,461

Convertible notes payable to related party, including
accrued interest	36,570	28,127
Liability to United States Department of Labor	259	582
Other liabilities	551	75
Total liabilities	69,495	59,245

COMMITMENTS AND CONTINGENCIES (NOTES 13 and 16)
SHAREHOLDERS' DEFICIT:
Common stock, €0.45 par value; 33,333,334 and
17,000,000 shares authorized as of December 31,
2013 and 2012 respectively; 8,041,698 and
8,036,698 shares issued and outstanding as of
December 31, 2013 and 2012, respectively	4,495	4,492
Additional paid-in capital	20,927	20,891
Accumulated deficit	(58,625)	(55,192)
Accumulated other comprehensive loss	(7,153)	(6,877)
Total shareholders' deficit	(40,356)	(36,686)
Total liabilities and shareholders' deficit	$29,139	$22,559

               See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(US $ in thousands, except share data)

	For the Years Ended December 31,
	2013	2012	2011

Revenue	$125,703	$96,750	$93,340
Cost of revenue	110,067	84,921	80,903
GROSS PROFIT	15,636	11,829	12,437
Operating expenses:
Research and development	2,182	2,264	2,810
Selling, general, and administrative	17,089	14,149	14,032
Forgiveness of debt	(1,312)	—	—
Total operating expenses	17,959	16,413	16,842
OPERATING LOSS	(2,323)	(4,584)	(4,405)
Other expense, net	(3,989)	(3,108)	(688)
LOSS BEFORE INCOME TAX BENEFIT (EXPENSE)	(6,312)	(7,692)	(5,093)
Income tax benefit (expense)	1,026	(223)	289
LOSS FROM CONTINUING OPERATIONS	(5,286)	(7,915)	(4,804)
Income (loss) from discontinued operations,
net of income tax benefit (expense) of
$1,221, $(21) and $2,905 in 2013, 2012 and
2011, respectively	1,853	(1,101)	2,656
NET LOSS	$(3,433)	$(9,016)	$(2,148)

INCOME (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations	$(0.66)	$(0.98)	$(0.60)
Discontinued operations	0.23	(0.14)	0.33
Net loss	$(0.43)	$(1.12)	$(0.27)

Weighted average number of shares outstanding	8,036,780	8,036,698	8,014,882

COMPREHENSIVE LOSS
Net loss	$(3,433)	$(9,016)	$(2,148)
Translation adjustment	(276)	(119)	68
Comprehensive loss	$(3,709)	$(9,135)	$(2,080)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’DEFICIT

(US $ in thousands, except share data)

					Accumulated
					Other
					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Deficit
BALANCE AT JANUARY 1, 2011	8,009,185	$4,475	$20,845	$(44,028)	$(6,826)	$(25,534)
Exercise of stock options	27,513	17	(17)	—	—	—
Net loss	—	—	—	(2,148)	—	(2,148)
Translation adjustment	—	—	—	—	68	68

BALANCE AT DECEMBER 31, 2011	8,036,698	4,492	20,828	(46,176)	(6,758)	(27,614)
Stock based compensation	—	—	63	—	—	63
Net loss	—	—	—	(9,016)	—	(9,016)
Translation adjustment	—	—	—	—	(119)	(119)

BALANCE AT DECEMBER 31, 2012	8,036,698	4,492	20,891	(55,192)	(6,877)	(36,686)
Exercise of stock options	5,000	3	(3)	—	—	—
Stock based compensation	—	—	39	—	—	39
Net loss	—	—	—	(3,433)	—	(3,433)
Translation adjustment	—	—	—	—	(276)	(276)
BALANCE AT DECEMBER 31, 2013	8,041,698	$4,495	$20,927	$(58,625)	$(7,153)	$(40,356)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US $ in thousands, except share data)

	Year Ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,433)	$(9,016)	$(2,148)
Income (loss) from discontinued operations	1,853	(1,101)	2,656

Loss from continuing operations	(5,286)	(7,915)	(4,804)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation and amortization	764	689	602
Amortization of deferred financing costs	123	325	202
Gain on the sale of property and equipment	(29)	—	—
Forgiveness of debt	(1,312)	—	—
Bad debt expense	30	46	158
Deferred income taxes	38	(10)	18
Stock-based compensation	39	63	—
Changes in assets and liabilities:
Accounts receivable, net	(3,571)	(1,077)	118
Prepaid expenses and other current assets	(96)	(202)	(208)
Other assets	(20)	3	216
Accounts payable	(266)	439	828
Accrued expenses and other current liabilities	2,964	1,195	1,037
Income taxes payable	(1,659)	128	(1,862)
Liability to United States Department of Labor	(309)	(268)	(340)
Other liabilities	461	(58)	56
Net cash provided by (used in) in discontinued operations	80	(1,257)	(2,220)
Net cash used in operating activities	(8,049)	(7,899)	(6,199)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(699)	(633)	(832)
Proceeds from sale of property and equipment	95	39	—
Change in restricted cash	(1,515)	(530)	125
Net cash used in discontinued operations	—	(10)	(19)

Net cash used in investing activities	$(2,119)	$(1,134)	$(726)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONCLUDED)

(US $ in thousands, except share data)

	Year Ended December 31,
	2013	2012	2011

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments under old line of credit, net	$—	$—	$(6,600)
Borrowings under new lines of credit, net	4,056	510	8,086
Net proceeds from convertible notes payable to related party	7,257	6,863	6,741
Payment of financing costs	—	—	(450)

Net cash provided by financing activities	11,313	7,373	7,777

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	1,064	358	(719)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,209	(1,302)	133

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	976	2,278	2,145

CASH AND CASH EQUIVALENTS, END OF YEAR	$3,185	$976	$2,278

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Cashless exercise of stock options	$3	$—	$17
Accrued financing costs included in accrued expenses and other current liabilities	$—	$—	$137
Accrued financing costs included in other liabilties	$—	$—	$63

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$635	$613	$532

Income taxes	$218	$183	$358

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 1 – ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as the "Company") operate in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other services to airlines and airport authorities, predominantly in the United States and Europe. The technology segment is predominantly involved in the development and sale of identity security software to financial and other institutions, predominantly in Europe and Israel.

Liquidity and Financial Condition

The Company has a working capital and shareholders’ deficit and a history of recurring losses from continuing operations and negative cash flows from continuing operations. As of December 31, 2013 and 2012, the Company has a working capital deficit of $5,177 and $10,307, respectively and shareholders’ deficit of $40,356. During the years ended December 31, 2013, 2012 and 2011, the Company incurred losses from continuing operations of $5,286, $7,915 and $4,804, respectively, and negative cash flows from operations of $8,049, $7,899 and $6,199, respectively. Collectively, these factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that the Company’s operating cash flows and related party/third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash flows from operations and obtain additional financing from related parties/third parties will be successful. In November 2013, the Company increased its borrowing capacity under the convertible notes payable to related party to $32,000(see Note 9).

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

Principles of Consolidation

The consolidated financial statements include the accounts of ICTS International N.V. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents.

Restricted Cash

Restricted cash as of December 31, 2013 consists of: (a) a $3,500 certificate of deposit that matures in May 2014 and serves as cash collateral for the Company’s line of credit arrangement in the United States (see Note 7); (b) $285 held in several bank accounts that serves as cash collateral for outstanding letters of credit, which are released from restriction on various dates from September 2014 to December 2014 (see Note 16) and (c) $3,211 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

Restricted cash as of December 31, 2012 consists of: (a) a $3,500 certificate of deposit that matures in May 2013 and serves as cash collateral for the Company’s line of credit arrangement in the United States (see Note 7); (b) $285 held in several bank accounts that serves as cash collateral for outstanding letters of credit, which are released from restriction on various dates from September 2013 to December 2013 (see Note 16) and (c) $1,622 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customer and current economic trends. The Company writes off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible. As of December 31, 2013 and 2012, the allowance for doubtful accounts is $57 and $31, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in Affiliates

The Company accounts for investments in the equity securities of companies which represent an ownership interest of 20% to 50% and the ability to exercise significant influence, provided that ability does not represent control, using the equity method. The equity method requires the Company to recognize its share of the net income (loss) of its investees in the consolidated statement of operations until the carrying value of the investment is zero.

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

Deferred Financing Costs

Deferred financing costs are stated at cost, less accumulated amortization. Amortization is calculated using the straight-line method over the term of the related credit facility. The results achieved using the straight-line method are not materially different than those which would result using the effective interest method. Deferred financing costs are amortized in full as of December 31, 2013.

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The assessment begins with an analysis of qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is determined that goodwill should be reviewed for impairment, then a discounted cash flow analysis is performed to determine whether the goodwill is recoverable. If the carrying value of the goodwill is not recoverable based upon the discounted cash flow analysis, then an impairment charge is recorded for the difference between the carrying value and the fair value of the goodwill. During the years ended December 31, 2013, 2012 and 2011, the Company has not recorded any impairment charges on its goodwill.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2013, 2012, and 2011, the Company did not record any impairment charges on its long-lived assets.

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

Comprehensive Loss

Comprehensive loss reflects changes in shareholders' deficit that result from transactions and economic events from non-owner sources. The Company's comprehensive loss for the years ended December 31, 2013, 2012 and 2011 consists of its net loss and foreign currency translation adjustments.

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

Revenue Recognition

Revenue is recognized as services are rendered based on the terms contained in the Company’s contractual arrangements with customers, provided that services have been rendered, the fee is fixed or determinable, and collection of the related receivable is reasonably assured.

Cost of Revenue

Cost of revenue represents primarily payroll and related costs associated with employees who provide services under the terms of the Company's contractual arrangements, insurance and depreciation and amortization.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs during the years ended December 31, 2013, 2012 and 2011 are $89, $88 and $63, respectively.

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

The following table summarizes the number of shares of common stock attributable to potentially dilutive securities outstanding for each of the periods which were excluded from the calculation of diluted income (loss) per share:

	Year Ended December 31,
	2013	2012	2011

Stock Options	150,000	210,000	-
Shares Issuable upon Conversion of
Convertible Notes Payable to Related Party	24,379,883	13,393,600	9,926,938
Total	24,529,883	13,603,600	9,926,938

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other current liabilities, income taxes payable and notes payable - banks approximate their carrying values due to the short-term nature of the instruments. The carrying values of the convertible notes payable to related party, liability to the United States Department of Labor and other liabilities are not readily determinable because: (a) these instruments are not traded and, therefore, no quoted market prices exist upon which to base an estimate of fair value and (b) there were no readily determinable similar instruments on which to base an estimate of fair value.

Concentration of Credit Risk

Financial instruments which are subject to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Company maintains cash and cash equivalents and restricted cash in accounts with financial institutions in the United States, Europe, Japan and Israel. As of December 31, 2013, accounts at financial institutions located in the United States are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250 per institution. As of December 31, 2013, cash and cash equivalents and restricted cash of $3,790 is being held in the United States. Bank accounts located in Europe, Japan and Israel, which hold $6,391 as of December 31, 2013, are uninsured.

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

Revenue from two customers represented 52% of total revenue during the year ended December 31, 2013, of which one customer accounted for 42% of total revenue. Accounts receivable from these two customers represented 37% of total accounts receivable as of December 31, 2013.

Revenue from three customers represented 71% and 73% of total revenue during the years ended December 31, 2012 and 2011, respectively, of which one customer accounted for 48% and 49% of total revenue, respectively. Accounts receivable from these three customers represented 53% of total accounts receivable as of December 31, 2012. Prior year figures in this disclosure have been adjusted to reflect the recent customer mergers within the aviation industry.

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

Risks and Uncertainties (continued)

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

Reclassifications

Certain amounts, related primarily to discontinued operations in the prior year balance sheet, statements of operations and comprehensive loss and statements of cash flows have been reclassified to conform to the current period presentation.

Recently Issued Accounting Pronouncements

Accounting Standards Update 2013-05

In March 2013, the FASB issued Accounting Standards Update 2013-05, “Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (continued)

The amendments in ASU 2013-05 are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. For nonpublic entities the amendments in ASU 2013-05 are effective prospectively for the first annual period beginning after December 15, 2014, and interim and annual periods thereafter. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. ASU 2013-05 is not expected to have a material impact on the Company’s financial statements.

Accounting Standards Update 2013-11

In July 2013, the FASB issued Accounting Standards Update 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” (“ASU 2013-11”) to eliminate the diversity in the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.

The new provisions require an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. For example, an entity should not evaluate whether the deferred tax asset expires before the statute of limitations on the tax position or whether the deferred tax asset may be used prior to the unrecognized tax benefit being settled. The amendments in this update do not require new recurring disclosures.

The amendments in this update are effective for fiscal years beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. ASU 2013-11 is not expected to have a material impact on the Company’s financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies that do not require adoption until a future date are not applicable to the Company’s consolidated financial statements.

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

In connection with the Company’s settlement of certain assessments with the Internal Revenue Service (“IRS”)(see Note 13), the Company recognized income of $1,847, loss of $79 and income of $5,787 related to uncertain income tax positions in 2013, 2012 and 2011, respectively, including interest and penalties, related to its entertainment segment from discontinued operations.

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

During the year end December 31, 2013, the Company ceased the operations of its subsidiaries in the United Kingdom (I-SEC UK) and Denmark (I-SEC Denmark). In addition, the Company committed to a plan to cease operations of its subsidiary in Belgium (I-SEC Belgium). All of the subsidiaries provided aviation security services in the respective countries.

A summary of the Company's assets and liabilities from discontinued operations as of December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$75	$245
Accounts receivable, net	183	906
Prepaid expenses and other current assets	51	79
Total current assets from discontinued operations	309	1,230

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$88	$258
Accrued expenses and other current liabilities	268	830
Income taxes payable	-	1,974
Toal current liabilities from discontinued operations	$356	$3,062

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 3 – DISCONTINUED OPERATIONS (CONTINUED)

A summary of the Company's results from discontinued operations for the years ended December 31, 2013, 2012 and 2011 is as follows:

	Year Ended December 31,
	2013	2012	2011

Revenue	$3,782	$8,952	$12,591
Cost of revenue	3,203	8,612	13,594
GROSS PROFIT (EXCESS OF COSTS OF REVENUES
OVER REVENUES)	579	340	(1,003)
Selling, general and administrative expenses	565	1,351	1,385
OPERATING INCOME (LOSS)	14	(1,011)	(2,388)
Other income (expense), net	618	(69)	2,139
Income tax benefit (expense)	1,221	(21)	2,905
Income (loss) from discontinued operations	$1,853	$(1,101)	$2,656

NOTE 4 – INVESTMENT IN AN AFFILIATE

New York Global Innovations, Inc. (formerly Inksure Technologies, Inc.)

As of December 31, 2013 and 2012, the Company owns 9,915,555 shares or 23% of the outstanding common stock of New York Global Innovations, Inc. (“NYGI”) (formerly Inksure Technologies, Inc. – “Inksure”). In February 2014, Inksure sold all of its assets to a third party buyer, pursuant to an asset purchase agreement and changed its name to New York Global Innovations, Inc. Inksure specialized in comprehensive security solutions, designed to protect branded products and documents of value from counterfeiting, fraud and diversion.

The Company suspended its use of the equity method to account for this investment in 2007 after its investment balance was reduced to zero.

The Company’s Chief Financial Officer serves as a non-employee director of NYGI. In addition, one of the members of the Company’s Board of Directors also serves as a non-employee director of NYGI.

As of December 31, 2013, the Company’s share of the underlying net assets of NYGI exceeds the Company’s carrying value of its investment in NYGI ($0 at December 31, 2013 and 2012) by $98 and $170, respectively. The market value of the Company's investment in NYGI as of December 31, 2013 and 2012 is $198 and $496, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 4 – INVESTMENTS IN AFFILIATES (Continued)

New York Global Innovations, Inc. (formerly Inksure Technologies, Inc.) (continued)

Balance sheet data for NYGI is summarized below:

	December 31,
	2013	2012

Current assets	$672	$1,102
Non-current assets	31	54
Total assets	$703	$1,156

Current liabilities	$237	$312
Non-current liabilities	38	106
Stockholders' equity	428	738
Total liabilities and stockholders' equity	$703	$1,156

Statement of operations data for NYGI is summarized below:

	Year Ended December 31,
	2013	2012	2011

Revenue	$1,288	$1,061	$3,748
Gross profit	724	544	2,855
Net loss	$(298)	$(1,076)	$(489)

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	December 31,
	2013	2012

Equipment and facilities	$3,992	$3,220
Internal-use software	519	519
Vehicles	932	840
Leasehold improvements	319	385
	5,762	4,964
Less: accumulated depreciation and amortization	4,270	3,385
Total property and equipment, net	$1,492	$1,579

Depreciation expense is $764, $689 and $602 for the years ended December 31, 2013, 2012 and 2011, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 6 – DEFERRED FINANCING COSTS

Deferred financing costs are as follows:

	December 31,
	2013	2012

Deferred financing costs	$650	$650
Less: accumulated amortization	650	527
Deferred financing costs, net	$-	$123

Amortization expense is $123, $325 and $202 for the years ended December 31, 2013, 2012 and 2011, respectively.

NOTE 7 – NOTES PAYABLE – BANKS

United States

In May 2011, the Company entered into a credit facility with an independent lender which provides the Company with up to $9,000 in borrowings subject to a borrowing base limitation. The borrowing base limitation is equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of the Company's $3,500 in cash collateral (see Note 2) plus (iv) 95% of a $775 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder (see Note 9). Borrowings under the new credit facility are secured by certain assets of one of the Company’s subsidiaries in the United States, including accounts receivable and unbilled receivables, equipment, cash and cash equivalents, a $3,500 certificate of deposit, and the $775 letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

The Company capitalized $650 in costs associated with obtaining the credit facility, including a success fee to the independent lender of $300. The success fee is payable in twenty-four monthly installments of approximately $13, commencing in June 2011 through May 2013. These costs have been amortized in full as of December 31, 2013.

In July 2011, the Company amended the credit facility to increase the maximum borrowing amount to $10,000 and permit the Company to include 100% of its $3,500 in cash collateral into the borrowing base limitation.

In October 2011, the Company amended the credit facility to temporarily increase the maximum borrowing amount to $11,000 for October and November 2011.

In December 2011, the Company amended the credit facility to revise the borrowing base limitation to: (i) 80% of eligible accounts receivable, as defined, plus (ii) 70% of eligible unbilled receivables, as defined, plus (iii) 100% of the Company's $3,500 in cash collateral plus (iv) 95% of a $775 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

In June 2012, the Company amended the credit facility to revise existing financial and non-financial covenants, including the maintenance of a specified fixed charge coverage ratio and minimum level of EBITDA.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 7 – NOTES PAYABLE – BANKS (CONTINUED)

United States (continued)

In May 2013, the Company amended the credit facility to increase the maximum borrowing amount to $10,500 and revise existing financial and non-financial covenants, including the maintenance of a specified fixed charge coverage ratio. The amendment also eliminated the requirement to maintain a minimum level of EBITDA and waived the Company’s failure to comply with the various financial covenants set forth in the original agreement for the test dates between June 2012 through April 2013. In addition, as part of the amendment, the standby letter of credit that is provided to the lender by an entity related to the Company’s main shareholder was increased to $1,000 and the expiration date of the credit facility was extended to May 2014.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.75%) plus 4.5% per annum (6.25% at December 31, 2013).

The Company's weighted average interest rate during the years ended December 31, 2013, 2012 and 2011 is 6.25%, 6.25% and 6.35%, respectively.

The Company evaluated the terms of the amendments and concluded that they do not constitute substantive modifications.

As of December 31, 2013 and 2012, the Company had approximately $8,935 and $8,596 outstanding under line of credit arrangements. At December 31, 2013 and 2012, the Company has $281 and $201 in unused borrowing capacity under the new credit facility.

Europe

In September 2011, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €300 ($413 as of December 31, 2013) in borrowings and €69 ($95 as of December 31, 2013) in guarantees. Borrowings under the line of credit arrangement bore interest, which was payable monthly, at 6% per annum both for 2013 and 2012. The line of credit arrangement is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. In May 2012, the maximum borrowing capacity under the line of credit arrangement was increased to €500 ($689 as of December 31, 2013). In June 2013, the interest rate on the credit arrangement was amended to LIBOR plus 3.75% (3.97% as of December 31, 2013) per annum, payable quarterly. In addition, the maximum borrowing capacity under the line of credit was increased to €800 during the months of April 2014 to September 2014 and the expiration date was extended to December 31, 2014. As of December 31, 2013 and 2012, the Company didn’t have any outstanding borrowings under the line of credit. The unused borrowing capacity as of December 31, 2013 and 2012 is €500 ($689 as of December 31, 2013).

In June 2013, the Company entered into a new line of credit arrangement with the same commercial bank to provide it with up to €1,100 ($1,515 as of December 31, 2013) in borrowings. Borrowings under the line of credit bear interest, which is payable quarterly at LIBOR plus 3.75% (3.97% as of December 31, 2013) per annum. The borrowing capacity under the credit facility is reduced by €100 every quarter, starting December 31, 2013. The line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. The line of credit expires on December 31, 2015. As of December 31, 2013 the Company had €1,000 ($1,377 as of December 31, 2013) in outstanding borrowings under the line of credit arrangement.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 7 – NOTES PAYABLE – BANKS (CONTINUED)

Europe (continued)

In August 2013 the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €500 ($689 as of December 31, 2013) in borrowings. Borrowings under this arrangement bear interest at 3.5% per annum, which is payable on August 1, 2014, the maturity date of the arrangement. The line of credit is secured by a bank guarantee provided by an entity related to the Company’s main shareholder. As of December 31, 2013 the Company had €500 ($689 as of December 31, 2013) in outstanding borrowings under the line of credit arrangement.

In November 2013, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €1,200 ($1,652 as of December 31, 2013) in borrowings. Borrowings under the line of credit arrangement bear interest, which is payable quarterly, at 1.11% per annum. The line of credit is secured by a guarantee provided by an entity related to the Company’s main shareholder. The line of credit expires on May 26, 2014 and is expected to be extended. As of December 31, 2013 the Company had €1,200 ($1,652 as of December 31, 2013) in outstanding borrowings under the line of credit arrangement.

NOTE 8 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2013	2012

Accrued payroll and related	$5,656	$5,733
Accrued vacation	4,269	3,469
Accrued VAT	3,506	2,370
Current portion of liability to United States
Department of Labor (see Note 10)	179	165
Accrued agency fees	458	-
Other	2,665	1,565
Total accrued expenses and other current liabilities	$16,733	$13,302

NOTE 9 – CONVERTIBLE NOTES PAYABLE TO RELATED PARTY

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

In November 2013, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $32,000 in revolving loans through November 2015. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $1.5 per share.

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

The Company’s weighted average interest during the years ended December 31, 2013, 2012 and 2011 is 6.18%, 6.28% and 6.32%, respectively.

At December 31, 2013 and 2012, convertible notes payable to related party consist of $29,870 and $23,612, respectively, in principal and $6,700 and $4,515, respectively, in accrued interest. Interest expense related to these notes is $2,185, $1,570 and $1,109 for the years ended December 31, 2013, 2012 and 2011, respectively (see Note 12).

NOTE 10 – LIABILITY TO UNITED STATES DEPARTMENT OF LABOR

In December 2010, the Company entered into a settlement arrangement with the United States Department of Labor ("DOL") and agreed to pay $1,500 to the DOL, which will be used to pay back wages and benefits to the individuals employed under its contract with the United States Transportation Security Administration ("TSA"), and be responsible for remitting any and all employer payroll tax obligations payable upon the distribution of these back wages and benefits through 2015, which the Company estimates to be approximately $100.

The liability to the DOL is payable in installments of $100 on January 1, 2011 and $175 on every July 1 and January 1 from July 1, 2011 through January 1, 2015 (the January 1, 2013 payment was remitted prior to December 31, 2012 and the January 2014 payment was remitted prior to December 31, 2013). The liability to the DOL also bears interest at 1% per annum, which is payable every July 1 and January 1 through January 1, 2015.

Future payments of the liability to the DOL are as follows at December 31, 2013:

	Year ending
	December 31,

	2014	$179
	2015	259
		438
Less:	current portion	179
Long-term portion		$259

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

In September 2009, the Board of Directors ratified the cashless exercise feature contained in the Company’s 2005 Equity Incentive Plan. Under the cashless exercise feature of these plans, an option holder electing to exercise stock options using this feature would effectively pay for the exercise of a portion of his stock options by surrendering their rights to another portion of their stock options to affect a stock-for-stock transfer. The Company determined that the modification of the stock option plans did not result in any incremental compensation cost.

During the year ended December 31, 2012, 210,000 options were granted to certain directors, under the Employees and Directors Commitment Stock Option Plan. The weighted average grant date fair value of the stock was $1.05. The Company used the Binominal lattice pricing model to estimate the fair value of the options granted. The Company believes this model provides the best estimate of fair value due to its ability to incorporate inputs that change over time. There were no stock options granted during the years ended December 31, 2013 and 2011.

As of December 31, 2013, the Company has 2,423,989 options available for future grants.

A summary of the Company's stock option activity is as follows:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual
		Exercise	Term	Intrinsic
	Number	Price	(in years)	Value

Outstanding as of January 1, 2013	210,000	$1.05	4.33	$-
Granted	-	-	-	-
Exercised	(5,000)	1.05	-	-
Forfeited/Expired	(55,000)	1.05	-	-
Outstanding as of December 31, 2013	150,000	$1.05	3.33	$-

As of December 31, 2013, the Company had unrecognized compensation cost related to stock options granted under the stock option plans of $15. This cost is expected to be recognized over a period of one year. As of December 31, 2012 the Company had unrecognized compensation related to the stock options granted under the stock options plans of $54.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 11 – STOCK-BASED COMPENSATION (CONTINUED)

During the years ended December 31, 2013, 2012 and 2011 the Company recognized compensation expense related to the issuance of stock options under the stock option plans of $39, $63 and $0, respectively. There was no compensation expense recognized during the year ended December 31, 2011.

NOTE 12 – OTHER EXPENSE

Other expense is summarized as follows:

	2013	2012	2011

Interest expense to related party (see Note 9)	$(2,185)	$(1,570)	$(1,109)
Interest income (expense) related to uncertain
tax positions (see Note 13)	280	(124)	721
Interest expense and other bank charges	(1,065)	(873)	(785)
Amortization of deferred financing costs	(123)	(325)	(202)
Interest income	26	26	4
Foreign currency gain (loss)	(951)	(321)	616
Other income	29	79	67
Total other expense, net	$(3,989)	$(3,108)	$(688)

NOTE 13 – INCOME TAXES

The components of loss before income tax benefit (expense) are as follows:

	Year Ended December 31,
	2013	2012	2011

The Netherlands	$(4,662)	$(6,899)	$(968)
Subsidiaries outside of the Netherlands	(1,650)	(793)	(4,125)
Loss before income tax benefit (expense)	$(6,312)	$(7,692)	$(5,093)

The components of income tax benefit (expense) are as follows:

	Year Ended December 31,
	2013	2012	2011

Current:
The Netherlands	$-	$-	$-
Subsidiaries outside of the Netherlands, net of
$1,125, $0 and $499 in income tax benefit
(expense) related to prior period income tax
positions in 2013, 2012 and 2011, respectively	1,057	(235)	307
	1,057	(235)	307
Deferred:
The Netherlands	-	-	-
Subsidiaries outside of the Netherlands	(31)	12	(18)
Total income tax benefit (expense)	$1,026	$(223)	$289

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 13 – INCOME TAXES (CONTINUED)

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2013	2012

Deferred tax assets:
Operating loss carryforwards	$19,784	$19,572
Capital loss carryforwards	161	149
Allowance for doubtful accounts	21	12
Tax credit carryforwards	554	588
Accrued expenses	572	744
Total deferred tax assets	21,092	21,065

Deferred tax liabilities:
Depreciation of property and equipment	(134)	(139)
	20,958	20,926
Valuation allowance	(20,844)	(20,781)
Deferred tax assets, net	$114	$145

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

As of December 31, 2013, the Company has net operating loss carry forwards of $27,309 in the Netherlands, which will expire in 2014 through 2022. As of December 31, 2013, the Company has net operating loss carry forwards of $29,826 in the United States, which will expire in 2025 through 2033 and $4,502 in Israel which do not expire. The ultimate utilization of such net operating loss carry forwards is limited in certain situations.

As of December 31, 2013, the Company has capital loss carry forwards of $644 in Israel. Such capital loss carry forwards do not expire and can be offset against future capital gains generated in Israel.

As of December 31, 2013, the Company has $569 in tax credits for the welfare to work and work opportunity programs in the United States that expire in 2024 through 2028.

During the year ended December 31, 2013 and 2012 the valuation allowance increased by $63 and $1,811, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 13 – INCOME TAXES (CONTINUED)

The Company's effective income tax rate differs from the Netherlands' statutory rate of 25% as follows:

	Year Ended December 31,
	2013	2012	2011

Effective income tax benefit from continuing
operations at statutory rate	$1,578	$1,944	$1,348
Rate differential	(6)	199	31
Non-deductible income (expense)	(67)	(269)	495
Adjustments to prior year tax losses	45	-	499
Changes in valuation allowance	(63)	(1,811)	(1,456)
Other	(461)	(286)	(628)
Income tax benefit (expense) from continuing
operations	$1,026	$(223)	$289

The Company was subject to a tax examination for one of its subsidiaries in the United States by the IRS for the tax years 2002 to 2004. In connection with this examination, the subsidiary was required to provide information regarding its treatment of certain expenses. The IRS proposed a number of adjustments to the subsidiary's filed income tax returns for the tax years 2002 to 2004, which collectively resulted in an assessed income tax liability of $7,325. Management vigorously contested the merit of the proposed adjustments and established a reserve of $5,886 related to income taxes and $4,804 related to interest and penalties as of December 31, 2010 to reflect the adjustments that it considered to be more likely than not to be upheld upon the ultimate resolution of this matter. In July 2011 and January 2012, the Company entered into arrangements with the IRS to settle all outstanding claims against it for $3,329, including $877 in interest. The IRS did not assess any penalties as part of the settlement. In August 2012, the Company filed an Offer in Compromise Form with the IRS to reduce the amount payable to the IRS under the settlements citing unfavorable financial condition of its American subsidiaries. In July 2013, the IRS accepted the Company’s offer to settle all outstanding amounts for $200, which has been paid in full as of December 31 2013.

The total amount of unrecognized tax benefits, including interest and penalties, is $0 and $3,458 as of December 31, 2013 and 2012, respectively, of which $0 and $1,974, respectively, is included in current liabilities from discontinued operations and $0 and $1,484, respectively, is included in income taxes payable in the accompanying consolidated balance sheets. Also included in income taxes payable as of December 31, 2013 and 2012 is $61 and $193 of income taxes payable related to current operations, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 13 – INCOME TAXES (CONTINUED)

A reconciliation of the beginning and ending amounts in accrued unrecognized income tax benefits, including discontinued operations is as follows:

	December 31,
	2013	2012

Balance at January 1	$2,412	$2,452
Additions related to prior period tax positions	-	-
Reductions related to prior period tax positions	(2,412)	(40)
Balance at December 31	$-	$2,412

A reconciliation of the beginning and ending amounts in accrued interest, including discontinued operations is as follows:

	December 31,
	2013	2012

Balance at January 1	$1,001	$877
Additions charged to expense	-	124
Reductions charged to expense	(1,001)	-
Balance at December 31	$-	$1,001

A reconciliation of the beginning and ending amounts of accrued tax penalties, including discontinued operations is as follows:

	December 31,
	2013	2012

Balance at January 1	$45	$-
Additions charged to expense	-	45
Reductions charged to expense	(45)	-
Balance at December 31	$-	$45

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the tax years 2011 to 2013 are subject to examination in the Netherlands. Income tax returns for the tax years 2006 to 2013 are subject to examination in foreign jurisdictions.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 14 - RELATED PARTY TRANSACTIONS

Entities related to two of the Company's board members provide legal services to the Company. Legal expense related to these services is $36, $66 and $136 for the years ended December 31, 2013, 2012 and 2011, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $78 and $129 due for these services as of December 31, 2013 and 2012, respectively.

In January 2009, the Company engaged the services of a related party to provide certain selling and management services to its technology segment. The Company incurred expenses of $163, $86 and $107 for such services for the years ended December 31, 2013, 2012 and 2011, respectively.

In June 2009, a European bank, issued a performance guarantee in the amount of €1,200 ($1,652 as of December 31, 2013) to one of the Company’s customers to secure the Company’s performance under a service contract between the parties. To secure the European bank’s guarantee, an entity related to the Company’s main shareholder provided a guarantee to the European bank for the same amount. The guarantee issued by the European bank was renewed in April 2013 until April 2014. The performance guarantee is expected to be renewed by the European bank without a corresponding guarantee by an entity related to the Company’s main shareholder.

In January 2010, the Company engaged the services of an entity owned by a related party to provide it with certain selling services to its technology segment. The Company incurred expenses of $60 for the year ended December 31, 2011. The contract expired on December 31, 2011.

In September 2010, an entity related to the Company’s main shareholder provided a letter of credit of $775 to a commercial bank to guarantee an extension of a borrowing arrangement on behalf of one of the Company’s subsidiaries. In May 2013 the letter of credit was increased to $1,000 (see Note 7).

NOTE 15 – FORGIVENESS OF DEBT

During the year ended December 31, 2013, the Company made a decision to reverse certain accounts payable in the amount of $1,312 as the Company believes it is no longer obligated for these accounts payable.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain equipment and premises under various operating leases.

Future minimum lease payments under such operating leases are as follows:

Year ending
December 31,

2014	$1,245
2015	955
2016	412
2017	404
$3,016

Rent expense for the years ended December 31, 2013, 2012 and 2011 is $1,706, $1,862 and $1,847, respectively.

Letters of Credit and Guarantees

As of December 31, 2013, the Company has approximately $285 in outstanding letters of credit. Such letters of credit are being secured by $285 in restricted cash with a commercial bank (see Note 2).

As of December 31, 2013 the Company has €151 ($208 as of December 31, 2013) in outstanding guarantees on its lines of credit arrangement in Europe.

Legal Proceedings

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 16 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (continued)

In any event, the Company has already paid the limits of its liability insurance in settlement costs. The Company contends that a federal statute passed after the events of September 11, 2001 protects it from having to make any further monetary payments, regardless of whether it is found liable in any of the remaining cases.

Claims by former employees

The Company is subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $648. At the present time, the Company is not able to determine the likelihood of an unfavorable outcome or estimate a range of potential loss related to these matters.

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

Bonus Contingency

The former manager of one of the Company's European subsidiaries is entitled to receive a bonus payment in the event that one of the Company’s European subsidiaries is sold before May 2015, representing the excess, if any, between 8% of the proceeds received by the Company upon the successful sale of the subsidiary and €1,500 paid by the Company to the former manager pursuant to an employment and termination agreement entered into in February 2012 and as amended in February 2013.

Consulting and Service Agreements

In May 2011, the Company entered into a services agreement to outsource the performance of certain of its back-office operations in the United States, including payroll, billing, accounts receivable administration, accounts payable administration and other general accounting services. Pursuant to the terms of this arrangement, the Company will incur no less than $375 in annual fees associated with these services. The agreement is for an initial term of two years and was extended for an additional period of one year at the option of the Company. In connection with the execution of this agreement, the Company also provided the service provider with the right of first refusal in connection with any potential sale of the Company's operations in the United States over the term of the services agreement. The future minimum payment under the services agreement is $125 during the year ending December 31, 2014. The Company recognized $447, $440 and $204 in expense related to the services agreement for the years ended December 31, 2013, 2012 and 2011, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 16 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Consulting and Service Agreements (continued)

In June 2013, pursuant to a share purchase and transfer agreement (“Purchase Agreement”), the Company, through one of its European subsidiaries, acquired 100% of shares of Brink’s Deutsche Luftsicherheit GmbH (“BDLG”) for €25 ($33 as of December 31, 2013). BDLG was created prior to the consummation of the transaction as a result of a spin-off by its former parent, Brink’s Sicherheit GmbH (“BSG”). BDLG is engaged in the provision of aviation security services in Germany. The acquisition contributed $13,003 in additional revenue to the Company and $378 in net loss for the year ended December 31, 2013. There were no intangible assets identified as part of the acquisition.

In April 2013, prior to the closing of the transaction described in the preceding paragraph, the Company entered into an agency agreement with a third party to assist it with this transaction. Pursuant to the terms of the agency agreement, the Company is obligated to pay this third party an agency fee in the amount of €1,000 ($1,323 as of December 31, 2013) as consideration for its services in facilitating the transaction with BDLG. The €1,000 agency fee is payable in three installments. The first installment of €330 ($454 as of December 31, 2013) is payable following the closing of the Purchase Agreement. The second installment of €330 is payable in one year after the closing of the Purchase Agreement and the third installment of €340 ($468 as of December 31, 2013) is payable two years after the closing of the Purchase Agreement. During the year ended December 31, 2013, the Company recognized a one-time expense of €1,000 ($1,323) for the agency services. The Company paid the first installment of the agency fee of €330 in August 2013. In addition, in the event that the operations of BDLG are sold in the future, the third party agent is entitled to an additional payment of €2,000 ($2,754 as of December 31, 2013).

In April 2013, the Company entered into a consulting agreement with the same third party. The agreement is for a term of three years and obligates the Company to pay the third party an annual consulting fee of €50 ($69 as of December 31, 2013). The consultant is also entitled to commissions of 0.75% of revenue resulting from any aviation security contracts in Germany for the duration of such contracts. Should the net revenue from the aviation security contracts in Germany exceed €20,000 ($27,500 as of December 31, 2013) per year, the payment of commissions due on revenue in excess of €20,000 per year will be deferred and become due when the German operations are sold to a third party. The maximum amount of the annual commissions payable is €150 ($207 as of December 31, 2013).

Employment Agreement

In March 2013, the Company entered into an employment agreement with one of its Managing Directors. The agreement provides for monthly compensation of €10 ($14 as of December 31, 2013) and expires in March 2015.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 17 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other aviation services to airlines and airport authorities, predominantly in Europe and the United States. The technology segment is predominantly involved in the development and sale of identity security software to financial and other institutions, predominantly in Europe and Israel. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

The operating results of these reportable segments are regularly reviewed by the chief operating decision maker and the performance of the reportable segments is based primarily on loss from continuing operations.

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Year ended December 31, 2013:
Revenue	$-	$125,336	$367	$125,703
Depreciation and amortization	2	671	91	764
Income (loss) from continuing
operations	(3,938)	2,341	(3,689)	(5,286)
Total assets from continuing
operations	447	27,895	488	28,830

Year ended December 31, 2012:
Revenue	$-	$96,349	$401	$96,750
Depreciation and amortization	3	631	55	689
Loss from continuing operations	(3,268)	(1,343)	(3,304)	(7,915)
Total assets from continuing
operations	411	20,480	438	21,329

Year ended December 31, 2011:
Revenue	$-	$92,845	$495	$93,340
Depreciation and amortization	7	554	41	602
Loss from continuing operations	(527)	(279)	(3,998)	(4,804)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

NOTE 17 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

Revenue by country is summarized as follows:

	Year Ended December 31,
	2013	2012	2011

United States	$41,565	$36,866	$35,770
The Netherlands	56,631	48,284	47,516
Germany	13,002	-	-
Other	14,505	11,600	10,054
Total	$125,703	$96,750	$93,340

Property and equipment, net of accumulated depreciation and amortization, by country is summarized as follows:

	December 31,
	2013	2012

United States	$440	$521
The Netherlands	579	762
Germany	121	-
Other	352	296
Total	$1,492	$1,579

NOTE 18 - SUBSEQUENT EVENTS

In January 2014, February 2014 and March 2014, the Company’s subsidiaries in the Netherlands and Germany jointly entered into three separate line of credit arrangements with a commercial bank to provide them with up to €800, €600 and €1,100 in borrowings, respectively. The borrowing capacity under these arrangements is reduced by €80, €200 and €100, respectively, every quarter, beginning July 1, 2014. The facilities expire on September 30, 2016, December 31, 2014 and December 21, 2016, respectively.

All three arrangements bear an interest, payable quarterly, at the LIBOR rate plus, 3.75% per annum. The lines of credit are secured by the accounts receivable and tangible fixed assets of the Company’s subsidiaries in the Netherlands and Germany.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US $ in thousands, except share data)

Valuation and Qualifying Accounts
(US $ in thousands)

		Charges	Charges
		to	to
	Beginning	Costs and	Other	Deductions	End of
	of year	Expenses	Accounts	(1)	Year

Allowance for doubtful accounts:
Year ended December 31, 2011	339	158	-	(98)	399
Year ended December 31, 2012	399	46	-	(414)	31
Year ended December 31, 2013	31	30	-	(4)	57

Allowance for net deferred
tax assets:
Year ended December 31, 2011	22,342	-	(1,916)	(1,456)	18,970
Year ended December 31, 2012	18,970	-	-	1,811	20,781
Year ended December 31, 2013	20,781	-	-	63	20,844

(1) Write-off, net of recoveries for the allowance for doubtful accounts.

