Form 20-F
period 2014-12-31
ICTS INTERNATIONAL N V
filed 2015-05-05
CIK 1010134

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . ..

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 8,061,698.

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

Table of Contents

Part I

------

Part II

-------

Part III

--------

Exhibits

--------

Exhibit 12.1	Certification
Exhibit 12.2	Certification
Exhibit 13.1	Certification
4

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key information

Operations

ICTS International N.V. (“ICTS” or “Company”) was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the "Company") operate in three reportable segments: (a) corporate (b) aviation security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services business provide security and other services to airlines and airport authorities, predominantly in Europe and the United States. The technology segment is predominantly involved in the development and sale of identity security software to financial and other institutions, in Europe, United States and Israel.

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

The following table summarizes certain balance sheet data for the Company for the years ended December 31, 2014, 2013, 2012, 2011, and 2010:

	(U.S. Dollars in Thousands)
	December 31,
	2014	2013	2012	2011	2010
Cash and cash equivalents	$5,973	$3,134	$945	$2,278	$2,145
Total current assets	33,024	26,938	20,154	20,664	21,480
Total assets from
discontinued operations	134	484	1,404	2,735	2,910
Total assets	35,005	29,139	22,559	23,882	23,984
Total current liabilities	35,479	32,115	30,461	29,649	33,419
Total liabilities from
discontinued operations	102	464	3,148	4,710	9,795
Total liabilities	74,064	69,495	59,245	51,496	49,518
Shareholders' deficit	(39,059)	(40,356)	(36,686)	(27,614)	(25,534)

The following table summarizes certain statement of operations data for the Company for the years ended December 31, 2014, 2013, 2012, 2011, and 2010:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2014	2013	2012	2011	2010
Revenue	$172,929	$124,497	$96,346	$93,340	$87,594
Cost of revenue	152,224	108,995	84,531	80,903	74,358
GROSS PROFIT	20,705	15,502	11,815	12,437	13,236
Operating expenses:
Research and development	2,207	2,182	2,264	2,810	1,724
Selling, general and
administrative	17,316	16,925	14,047	14,032	12,943
Forgiveness of debt		(1,312)	-	-	-
Settlement loss, net	-	-	-	-	1,455
Total operating expenses	19,523	17,795	16,311	16,842	16,122
OPERATING INCOME (LOSS)	1,182	(2,293)	(4,496)	(4,405)	(2,886)
Other income (expenses), net	448	(3,987)	(3,107)	(688)	(2,213)
INCOME (LOSS) BEFORE EQUITY LOSS
FROM INVESTMENT IN AFFILIATE
AND INCOME TAX BENEFIT (EXPENSE)	1,630	(6,280)	(7,603)	(5,093)	(5,099)
Equity loss from
investment in affiliate	-	-	-		(675)
Income tax benefit(expense)	(90)	1,026	(223)	289	(704)
INCOME (LOSS) FROM CONTINUING
OPERATIONS	1,540	(5,254)	(7,826)	(4,804)	(6,478)
Income (loss) from
discontinued operations	(109)	1,821	(1,190)	2,656	(1,646)
NET INCOME (LOSS)	$1,431	$(3,433)	$(9,016)	$(2,148)	$(8,124)

NET INCOME (LOSS) PER
SHARE, BASIC AND DILUTED:
Continuing Operations	$0.19	$(0.66)	$(0.97)	$(0.60)	$(0.81)
Discontinuing Operations	(0.01)	0.23	(0.15)	0.33	(0.21)
Net income (loss) per share	$0.18	$(0.43)	$(1.12)	$(0.27)	$(1.02)
Weighted average number
of shares outstanding	8,054,390	8,036,780	8,036,698	8,014,882	7,949,661

Risk Factors

You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks are realized, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

Potential liability claims

As a result of the September 11th terrorist attacks, numerous lawsuits have been commenced against us and our U.S. subsidiary. The cases arise out of airport security services provided for United Flight 175 out of Logan Airport in Boston, Massachusetts, which crashed into the World Trade Center. Most of these cases have been settled at no cost to the Company. There are three cases remaining and the outcome of these cases is uncertain. If there is an adverse outcome with respect to any of these claims which is not covered by insurance, then there may be a significant adverse impact on us.

Losses in recent years

We incurred income (losses) from continuing operations of $1.5 million, $(5.3) million and $(7.8) million in 2014, 2013 and 2012, respectively, and have a shareholders’ deficit of $39.1 million and $40.4 million as of December 31, 2014, and 2013, respectively. If we are unable to obtain new service contracts, increase revenues and achieve profitability, the viability of our Company will be in question, our financial condition and results of operations will be adversely affected and our share price will likely decline.

Auditors’ going concern opinion

We have a working capital deficit and a history of recurring losses from continuing operations and negative cash flows from operations. As of December 31, 2014 and 2013, we have a working capital deficit of $2.5 million and $5.2 million, respectively. During the years ended December 31, 2014, 2013 and 2012, we incurred income (losses) from continuing operations of $1.5 million, $(5.3) million and $(7.8) million, respectively, and positive (negative) cash flows from operations of $2.6 million, $(8.0) million, $(7.9) million, respectively.

In their report, our independent registered public accounting firm, Mayer Hoffman McCann CPAs, stated that there is substantial doubt about our ability to continue as a going concern and our consolidated financial statements for the year ended December 31, 2014 were prepared assuming that we would continue as a going concern.

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

If our relationships with our major customers are impaired, then there may be a material adverse effect on our results of operations and financial condition. Our major customers include major airlines servicing the United States and airports in Europe. The airline industry might encounter difficulties and this may have a material adverse impact on our business.

Development of new technology

As part of our technology business strategy, we develop technological solutions and systems for financial and other industries and seek other revenue producing business and business opportunities.

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

Cyber Security Measures

We rely on computer systems and information technology in our business and have established security programs for protection. Despite our security measures our systems may be vulnerable to interruption or damage from computer hackings, viruses, worms or other destructive or disruptive software, process breakdowns, denial of servicer attacks, social engineering or other malicious activities or any combination of the foregoing.

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

Operation in international environment risk

The Company is currently engaged in direct operations in numerous countries and is therefore subject to risk associated with international operations (including economic and/or political instability and trade restrictions). Such risks can cause the Company to have significant difficulties in connection with the sale or provision of its services in international markets and have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

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

Health Care Reform Law

The Affordable Care Act materially impact our Company and in particular, our U.S. operations conducted by Huntleigh USA Corp. It significantly expands health insurance coverage to uninsured Americans among many other changes. The law requires companies to provide a minimum amount of health insurance coverage to their eligible employees by January 1, 2015. If the companies fail to do so, the companies will incur a penalty of $2 per eligible employee. Additionally, further federal and state proposals for health care reform are likely. The Company is in compliance with all current legislation but we cannot predict what further reform proposals, if any, will be adopted, when they will be adapted, or what impact they may have on the Company.

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

Main shareholders

As of December 31, 2014, there are three shareholders who individually hold more than 5% of the Company’s shares. All of them together hold approximately 87.8% of our shares (excluding conversion rights). Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

The MacPherson Atzmon Family Trust, owns or controls approximately 60.1% of our issued and outstanding common stock (excluding conversion rights). As a result of such ownership and conversion rights, the MacPherson Atzmon Family Trust is able to significantly influence and / or control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. Mr. Atzmon, the Chairman of the Board, disclaims any benefit or interest in the MacPherson Atzmon Family Trust.

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

Technology Business

Our technology business is primarily involved in the development and sale of identity security software to financial and other institutions, in Europe, United States and Israel.

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

ICTS, through Au10tix Ltd. (“Au10Tix”) and AU10TIX B.V. (and its subsidiaries) develops technological systems and solutions for financial and other institutions.

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

Developing Security Related Technology

We are focusing on developing security systems and technology for the financial and other markets. ICTS is using the know-how and expertise it has acquired in the provision of enhanced aviation security services to develop such security systems and technologies.

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

I-SEC has operations in The Netherlands, Germany, Spain, Italy, Portugal and Russia, and is continuing to expand to other countries in Europe. Additionally, I-SEC currently operates at the five major airports in Japan.

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

Aviation Security Technology

In the interest of enabling its client to maintain the required level of security while reducing operational costs, I-SEC utilizes several innovative, proprietary means.

Advanced Passenger Screening (APS) is a copyright-protected, proprietary stand-alone rule engine that performs pre-screening of passengers on high-risk flights, based on several sources of information. This system id deployed in Europe and the Far East.

DOC-Check is an upgraded, new generation of I-SEC’s proprietary automated Travel documents verification tool that helps combat illegal immigration and serves as a fine-prevention tool for airlines.

Employees Quality Management System (EQMS) is a proprietary system used to maintain, monitor and control employees’ information such as training qualifications, level of training, exam results, assessment records, etc.

Services offered in the United States

Prior to the enactment of the Security Act, Huntleigh was one of the leading providers of security and non-security aviation services in the United States. Huntleigh currently provides limited aviation security services and other separate services at approximately 25 airports in 20 states.

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

In connection with the Company’s settlement of certain assessments with the Internal Revenue Service (“IRS”), the Company recognized an income of $1.8 million, and a loss of $0.1 million related to uncertain income tax positions in 2013 and 2012, respectively, including interest and penalties, related to its entertainment segment from discontinued operations.

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

During the year ended December 31, 2014, the Company committed to a plan to cease the operations of its subsidiary in Switzerland (I-SEC Switzerland) which provided aviation security services.

Major Customers

Revenue from two customers represented 67% of total revenue during the year ended December 31, 2014, of which one customer accounted for 38% of total revenue. Accounts receivable from these two customers represented 65% of total accounts receivable as of December 31, 2014.

Revenue from two customers represented 52% of total revenue during the year ended December 31, 2013 of which one customer accounted for 42% of total revenue. Accounts receivable from these two customers represented 37% of total accounts receivable as of December 31, 2013.

Revenue from two customers represented 60% of total revenue during the year ended December 31, 2012 of which one customer accounted for 49% of total revenue. Accounts receivable from these two customers represented 45% of total accounts receivable as of December 31, 2012.

One of the customers mentioned above, has been a principle customer in the last three years. Prior year figures in this disclosure have been adjusted to reflect the recent customer mergers within the aviation industry.

Revenue

Revenue in the U.S.

Our revenue in the United States during the years 2014, 2013 and 2012 totaled $40.0 million (23% of total revenue), $41.6 million (33% of total revenue) and $36.9 million (38% of total revenue), respectively.

Revenue in Europe, Japan and other locations

Our revenue in Europe, Japan and other locations during the years 2014, 2013 and 2012 totaled $132.9 million (77% of total revenue), $82.9 million (67% of total revenue) and $59.4 million (62% of total revenue), respectively.

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

Organizational Structure

The following are the significant subsidiaries of ICTS as of December 31, 2014:

I-SEC Global Security B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries.

ICTS USA, Inc. (New York - 100%) and its wholly-owned subsidiary, Huntleigh USA, Corp. (New York - 100%)

AU10TIX B.V. (The Netherlands - 100%, formerly I-SEC Technologies B.V.) and its wholly-owned subsidiaries.

Property, Plant and Equipment

We lease certain premises under various operating leases. Future minimum lease payments under such operating leases are as follows:

Year ended
December 31,
2015	$1,147
2016	724
2017	616
$2,487

Rent expense for the years ended December 31, 2014, 2013 and 2012 is $3.3 million, $1.7 million and $1.9 million, respectively.

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

Overview

We operate in three reportable segments (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States . The technology segment is predominantly involved in the development and sale of identity security software to financial and other institutions, in Europe, United States and Israel. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are listed below. Please refer to Note 2 of ICTS's consolidated financial statements included in this Annual Report for the year ended December 31, 2014 for a summary of ICTS's significant accounting policies.

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

Stock-Based Compensation

Stock-based compensation to employees, including stock options, are measured at the fair value of the award on the date of grant based on the estimated number of awards that are ultimately expected to vest. The compensation expense resulting from stock-based compensation to management and administrative employees is recorded over the vesting period of the award in selling, general and administrative expense on the accompanying consolidated statements of operations and comprehensive income (loss). Compensation expense resulting from stock based compensation to operational employees is recorded over the vesting period of the award in cost of revenue.

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

Recently Issued Accounting Pronouncements

Accounting Standards Update 2014-08

In April 2014, the FASB has issued Accounting Standards Update (ASU) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in the update change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations.

The amendments in this update enhance convergence between U.S. GAAP and International Financial Reporting Standards (IFRS). Part of the new definition of discontinued operation is based on elements of the definition of discontinued operations in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The amendments in this update are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted.

This update is not expected to have a material impact on the Company’s financial statements.

Accounting Standards Update 2014-09

In May 2014, the FASB issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (Topic 606) which supersedes previously issued revenue recognition requirements, including substantially all industry specific revenue recognition guidance. The new guidance utilizes a contract-based approach that places the focus on the assets and liabilities that are created when an entity enters into and performs under a contract. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods, or services, to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (a) Identify the contract(s) with a customer; (b) Identify the performance obligations in the contract; (c) Determine the transaction price; (d) Allocate the transaction price to the performance obligations in the contract; (e) Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this update are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this update using one of the following two methods:

1. Retrospectively to each prior reporting period presented the entity may elect any of the following practical expedients:

For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of the amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

This update is not expected to have a material impact on the Company’s financial statements.

Accounting Standards Update 2014-12

In June 2014, the FASB issued Accounting Standards Update 2014-12, “Compensation – Stock Compensation” (Topic 718) amended guidance to require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. As indicated in the definition of vest, the stated vesting period (which includes the period in which the performance target could be achieved) may differ from the requisite service period.

Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award.

For all entities, the amendments in this update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The effective date is the same for both public business entities and all other entities. Entities may apply the amendments in this update either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter.

This update is not expected to have a material impact on the Company’s financial statements.

Accounting Standards Update 2014-15

In August 2014 the FASB issued Accounting Standards Update 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures.

Under U.S. GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities.

Currently, U.S. GAAP lacks guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures. ASU 2014-15 provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes.

The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued.

U.S. auditing standards and federal securities law require that an auditor evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern for a reasonable period of time not to exceed one year beyond the date of the financial statements being audited. U.S. auditing standards also require an auditor to consider the possible financial statement effects, including footnote disclosures on uncertainties about an entity’s ability to continue as a going concern for a reasonable period of time (Public Company Accounting Oversight Board’s AU Section 341, The Auditor’s Consideration of an Entity’s Ability to Continue as a Going Concern). The U.S. Securities and Exchange Commission (SEC) also has guidance on disclosures that it expects from an entity when an auditor’s report includes an explanatory paragraph that reflects substantial doubt about an entity’s ability to continue as a going concern for a reasonable period of time.

The amendments in this update provide guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures.

In connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued (or at the date that the financial statements are available to be issued when applicable).

Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued (or available to be issued).

When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management should consider whether its plans that are intended to mitigate those relevant conditions or events will alleviate the substantial doubt. The mitigating effect of management’s plans should be considered only to the extent that (1) it is probable that the plans will be effectively implemented and, if so, (2) it is probable that the plans will mitigate the conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern.

If conditions or events raise substantial doubt about an entity’s ability to continue as a going concern, but the substantial doubt is alleviated as a result of consideration of management’s plans, the entity should disclose information that enables users of the financial statements to understand all of the following (1) principal conditions or events that raised substantial doubt about the entity’s ability to continue as a going concern (before consideration of management’s plans); (2) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations; (3) management’s plans that alleviated substantial doubt about the entity’s ability to continue as a going concern.

If conditions or events raise substantial doubt about an entity’s ability to continue as a going concern and substantial doubt is not alleviated after consideration of management’s plans, an entity should include a statement in the footnotes indicating that there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or available to be issued). Additionally, the entity should disclose information that enables users of the financial statements to understand (1) the principal conditions giving rise to substantial doubt about the entity’s ability to continue as a going concern; (2) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations; (3) management’s plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern.

This update is not expected to have a material impact on the Company’s financial statements.

Accounting Standards Update 2014-16

In November 2014, the FASB has issued Accounting Standards Update (ASU) No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. The amendments in ASU 2014-16 do not change the current criteria in U.S. GAAP for determining when separation of certain embedded derivative features in a hybrid financial instrument is required. The amendments clarify how current U.S. GAAP should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of the host contract. Furthermore, the amendments clarify that no single term or feature would necessarily determine the economic characteristics and risks of the host contract. Rather, the nature of the host contract depends upon the economic characteristics and risks of the entire hybrid financial instrument.

The amendments in ASU 2014-16 also clarify that, in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features (i.e., the relative strength of the debt-like or equity-like terms and features given the facts and circumstances) when considering how to weight those terms and features. Specifically, the assessment of the substance of the relevant terms and features should incorporate a consideration of: (1) the characteristics of the terms and features themselves (for example, contingent versus non contingent, in-the-money versus out-of-the-money); (2) the circumstances under which the hybrid financial instrument was issued or acquired (e.g., issuer-specific characteristics, such as whether the issuer is thinly capitalized or profitable and well-capitalized); and (3) the potential outcomes of the hybrid financial instrument (e.g., the instrument may be settled by the issuer issuing a fixed number of shares, the instrument may be settled by the issuer transferring a specified amount of cash, or the instrument may remain legal-form equity), as well as the likelihood of those potential outcomes. The amendments in ASU 2014-16 apply to all entities that are issuers of, or investors in, hybrid financial instruments that are issued in the form of a share.

The amendments in ASU 2014-16 are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period.

The effects of initially adopting the amendments in ASU 2014-16 should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. Retrospective application is permitted to all relevant prior periods.

This update is not expected to have a material impact on the Company’s financial statements.

Accounting Standards Update 2014-17

In November 2014, the FASB has issued Accounting Standards Update (ASU) No. 2014-17, Business Combinations (Topic 805): Pushdown Accounting (a consensus of the FASB Emerging Issues Task Force). The amendments in this ASU apply to the separate financial statements of an acquired entity and its subsidiaries that are a business or nonprofit activity (either public or nonpublic) upon the occurrence of an event in which an acquirer (an individual or an entity) obtains control of the acquired entity.

The amendments in this ASU provide an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs. An acquired entity should determine whether to elect to apply pushdown accounting for each individual change-in-control event in which an acquirer obtains control of the acquired entity. If pushdown accounting is not applied in the reporting period in which the change-in-control event occurs, an acquired entity will have the option to elect to apply pushdown accounting in a subsequent reporting period to the acquired entity’s most recent change-in-control event. An election to apply pushdown accounting in a reporting period after the reporting period in which the change-in-control event occurred should be considered a change in accounting principle. If pushdown accounting is applied to an individual change-in-control event, that election is irrevocable.

If an acquired entity elects the option to apply pushdown accounting in its separate financial statements, it should disclose information in the current reporting period that enables users of financial statements to evaluate the effect of pushdown accounting.

The amendments in this ASU are effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event. However, if the financial statements for the period in which the most recent change-in-control event occurred already have been issued or made available to be issued, the application of this guidance would be a change in accounting principle.

This update is not expected to have a material impact on the Company’s financial statements.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2014, 2013 and 2012:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2014	2013	2012
Revenue	$172,929	$124,497	$96,346
Cost of revenue	152,224	108,995	84,531
GROSS PROFIT	20,705	15,502	11,815
Operating expenses:
Research and development	2,207	2,182	2,264
Selling, general and administrative	17,316	16,925	14,047
Forgiveness of debt	-	(1,312)	-
Total operating expenses	19,523	17,795	16,311
OPERATING INCOME (LOSS)	1,182	(2,293)	(4,496)
Other income (expenses), net	448	(3,987)	(3,107)
INCOME (LOSS) BEFORE INCOME TAX BENEFIT (EXPENSE)	1,630	(6,280)	(7,603)
Income tax benefit(expense)	(90)	1,026	(223)
INCOME (LOSS) FROM CONTINUING OPERATIONS	1,540	(5,254)	(7,826)
Income (loss) from discontinued operations	(109)	1,821	(1,190)
NET INCOME (LOSS)	$1,431	$(3,433)	$(9,016)

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
Revenue	100.0%	100.0%	100.0%
Cost of revenue	88.0%	87.5%	87.7%
Gross profit	12.0%	12.5%	12.3%
Research and development expenses	1.3%	1.7%	2.3%
Selling, general and administrative expenses	10.0%	13.6%	14.7%
Forgiveness of debt	0.0%	(1.1%)	0.0%
Total operating expenses	11.3%	14.3%	17.0%
Operating income (loss)	0.7%	(1.8%)	(4.7%)
Other income (expense), net	0.2%	(3.2%)	(3.2%)
Income (loss) before income tax benefit (expense)	0.9%	(5.0%)	(7.9%)
Income tax benefit (expense)	(0.0%)	0.8%	(0.3%)
Income (loss) from continuing operations	0.9%	(4.2%)	(8.2%)
Income (loss) from discontinued operations	(0.1%)	1.5%	(1.2%)
Net income (loss)	0.8%	(2.7%)	(9.4%)

The following table sets forth, for the annual periods indicated, revenue generated by country:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2014	2013	2012
United States of America	$39,983	$41,565	$36,866
Netherlands	69,667	56,631	48,284
Germany	49,771	13,002	-
Other	13,508	13,299	11,196
Total	$172,929	$124,497	$96,346

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue

Total revenue increased from $124.5 million in 2013 to $172.9 million in 2014.

Revenue generated in the Netherlands was $69.7 million in 2014 compared to $56.6 million in 2013. The increase in revenue generated in the Netherlands was primarily a result of additional services provided to Schiphol Airport. The effect of the exchange rates on 2014 revenue compared to 2013 was not significant.

In June 2013, the Company acquired an entity in Germany that provides aviation security services. Revenue generated in Germany was $49.8 million in 2014 compared to $13.0 million in 2013 (since date of acquisition until December 31, 2013).

Revenue in the United States decreased from $41.6 million in 2013 to $40.0 million in 2014 due to decreased services provided as well as the loss of certain contracts. In addition revenues are expected to be lower in the United States in 2015 due to a loss of a significant contract.

Revenue outside the United States, the Netherlands and Germany totaled to $13.5 million in 2014 compared to $13.3 in 2013.

Cost of Revenue

Cost of revenue increased from $109 million or 87.5% in 2013 to $152.2 million or 88.0% in 2014. Cost of revenue was fairly consistent at 87.5% of revenue in 2013 compared to 88.0% in 2014. Increases from $109 million in 2013 to $152.2 million in 2014 relates primarily to an increase in revenues in the Netherlands and Germany.

Research and Development expenses (“R&D”)

R&D expenses were fairly consistent at $2.2 million both in 2014 and 2013.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses increased from $16.9 million or 13.6% in 2013 to $17.3 million or 10.0% in 2014. SG&A was fairly consistent at $17.0 million in 2013 compared to $17.3 million in 2014. Decrease from 13.6% of revenue in 2013 to 10.0% of revenue in 2014 is a result of increases in revenues primarily in the Netherlands and Germany.

Forgiveness of debt

During the year ended December 31, 2013, the Company reversed certain accounts payable in the amount of $1.3 million as the Company believes it is no longer obligated for these accounts payable.

Other income (expense), net

Other income (expense), net totaled $0.4 million in 2014 compared to $(4.0) million in 2013.

Interest expense to related party was fairly consistent from $2.3 million in 2014 compared to $2.2 million in 2013. Borrowings from related party, including accrued interest, increased from $36.6 million in 2013 to $38.5 million in 2014. Interest related to the related party debt is expected to increase in the future as borrowings from the related party are expected to increase.

Interest expense and bank charges were fairly consistent at $1.1 million both in 2014 and 2013.

Interest income related to uncertain tax positions totaled $0 million in 2014 compared to income of $0.3 million in 2013. Interest income in 2013 resulted from the Company’s debt settlement with the IRS.

Foreign currency gain (loss) in 2014 totaled $3.7 million compared to $(1.0) million in 2013. During 2014 the exchange rate between the Dollar and the Euro dropped from 1.38 Dollar per Euro as of December 31, 2013 to 1.21 Dollar per Euro, a decrease of approximately 12%. As substantial balances of the Company’s liabilities are in Euros, the Company recorded a foreign currency gain in 2014. In 2013 the exchange rate between the Dollar and the Euro increased from 1.32 Dollar per Euro to 1.38, which created a foreign currency loss.

Income Tax Benefit (Expense)

The Company had income tax expense of $(0.1) million in 2014 compared to income tax benefit of $1.0 million in 2013. The income tax benefit in 2013 relates primarily to the settlement of the debt to the IRS, creating an income tax benefit of $1.1 million. This tax benefit was offset with $(0.1) million tax expense which relates primarily to certain profitable subsidiaries in Europe and the Far East, similar to the income tax expense of $(0.1) in 2014.

Income (Loss) from Discontinued Operations

Loss from discontinued operations in 2014 of $0.1 million relates primarily to discontinued operations of European subsidiaries. Income from discontinued operations in 2013 of $1.9 million relates primarily to the settlement of certain income tax assessments with the IRS related to the discontinued entertainment segment.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue

Revenue increased from $96.3 million in 2012 to $124.5 million in 2013.

Revenue in the United States increased from $36.9 million in 2012 to $41.6 million in 2013 as a result of new business and new bids won during the year.

Revenue generated in the Netherlands was $56.6 million in 2013 compared to $48.3 million in 2012. Revenue generated in the Netherlands in 2012 based on the 2013 exchange rates would have totaled $49.7 million. The increase in revenue generated in the Netherlands was primarily a result of additional services provided to Schiphol Airport.

In June 2013, the Company acquired an entity in Germany that provides aviation security services. This acquisition resulted in additional revenue of $13.0 million (since date of acquisition until December 31, 2013).

Increase in revenue outside the United States, the Netherlands and Germany relates primarily to an increase in revenue generated in Italy as a result of additional services provided in that country.

Cost of Revenue

Cost of revenue increased from $84.5 million or 87.7% in 2012 to $109.0 million or 87.5% in 2013. Cost of revenue was fairly consistent at 87.7% of revenue in 2012 compared to 87.5% in 2013. Increase from $84.5 million in 2012 to $109.0 million in 2013 relates to increase in revenues in the United States, the Netherlands, Germany and other locations.

Research and Development expenses (“R&D”)

R&D expenses were fairly consistent at $2.2 million in 2013 compared to $2.3 million in 2012.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses increased from $14.0 million or 14.7% in 2012 to $16.9 million or 13.6% in 2013. The increase in SG&A expenses relates primarily to the new operations in Germany.

Forgiveness of debt

During the year ended December 31, 2013, the Company reversed certain accounts payable in the amount of $1.3 million as the Company believes it is no longer obligated for these accounts payable.

Other Expense, net

Other expense, net increased to $4.0 million in 2013 compared to $3.1 million in 2012.

Interest expense to related party increased from $1.6 million in 2012 to $2.2 million in 2013 as a result of an increase in borrowings, which increased from $28.1 million in 2012 to $36.6 million in 2013. Interest expense related to related party debt is expected to increase in the future as borrowings from the related party are expected to increase.

Interest expense and bank charges to non-related parties increased from $0.9 million in 2012 to of $1.1 million in 2013 primarily as a result of new lines of credit in Europe.

Interest income related to uncertain tax positions totaled $0.3 million in 2013 compared to an expense of $0.1 million in 2012. Interest income in 2013 resulted from the Company’s debt settlement with the IRS during 2013.

Foreign currency loss in 2013 totaled $1.0 million compared to $0.3 million in 2012.

Amortization expense related to deferred financing cost decreased from $0.3 million in 2012 to $0.1 million in 2013 as the deferred costs were fully amortized in 2013.

Income Tax Benefit (Expense)

The Company had an income tax benefit of $1.0 million in 2013 compared to income tax expense of $(0.2) million in 2012. The income tax benefit in 2013 relates primarily to the settlement of a tax assessment to the IRS, creating an income tax benefit of $1.1 million. This tax benefit was offset with $(0.1) million tax expense, which relates primarily to certain profitable subsidiaries in Europe and the Far East.

Income (loss) from Discontinued Operations

Income from discontinued operations in 2013 of $1.8 million primarily relates to the settlement of certain income tax assessments to the IRS related to the discontinued entertainment segment. Loss from discontinued operations of $1.2 million in 2012 consists of income tax expenses of $0.1 million and losses related to discontinued operations of the European subsidiaries.

The following table sets forth, for the annual periods indicated, certain financial data related to the Company’s reportable segments.

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Year ended December 31, 2014:
Revenue	$-	$172,102	$827	$172,929
Depreciation and amortization	3	689	69	761
Income (loss) from continuing
operations	(99)	5,106	(3,467)	1,540
Total assets from continuing
operations	404	34,006	461	34,871

Year ended December 31, 2013:
Revenue	$-	$124,130	$367	$124,497
Depreciation and amortization	2	671	91	764
Income (loss) from continuing
operations	(3,938)	2,373	(3,689)	(5,254)
Total assets from continuing
operations	447	27,720	488	28,655

Year ended December 31, 2012:
Revenue	$-	$95,945	$401	$96,346
Depreciation and amortization	3	653	55	711
Loss from continuing operations	(3,268)	(1,254)	(3,304)	(7,826)
Total assets from continuing
operations	411	20,307	438	21,156

Corporate Segment

The Company’s loss from continuing operations in the corporate segment decreased from $3.9 million in 2013 to $0.1 million in 2014. The decrease is primarily due to the following: (a) foreign currency gain in 2014 totaled $3.7 million compared to foreign currency loss of $1.0 million in 2013 and (b) income of $0 in 2014 compared to $0.7 million related to the settlement of uncertain income tax positions with the IRS.

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

Airport Security and Other Aviation Services Segment

Increase in revenue from $124.1 million in 2013 to $172.1 million in 2014 relates primarily to: (a) an increase of revenues in the Netherlands from $56.6 million in 2013 to $69.7 million in 2014. Revenue generated in the Netherlands increased primarily due to increases in services provided to customers (b) following an acquisition of a German company in the aviation security field, revenues in Germany were $49.8 million in 2014 compared to $13.0 in 2013 (since date of acquisition until December 31, 2013). In 2014, the Company’s income from continuing operations related to aviation services was $5.1 million compared to $2.4 million in 2013. The 2013 figures include a one-time income of $1.3 million related to forgiveness of debt as a result of the Company reversing certain accounts payable. The effect of the exchange rates on 2014 revenue compared to 2013 was not significant.

Increase in revenue from $95.9 million in 2012 to $124.1 million in 2013 relates primarily to: (a) an increase in services provided in the United States, which increased from $36.9 million in 2012 to $41.6 million in 2013. (b) Increase of revenues in the Netherlands from $48.3 million in 2012 to $56.6 million in 2013. Revenue generated in the Netherlands was affected by exchange rate fluctuations as the average rate of the Euro-Dollar increased by 3.0% in 2013 compared to 2012. (c) Following an acquisition of a German company in the aviation security field, revenues in Germany were $13.0 million in 2013 (since date of acquisition until December 31, 2013) compared to $0 in 2012 (d) an increase of revenue from Aviation Services provided in other locations increased from $11.2 million in 2012 to $13.3 million in 2013. In 2013, the Company’s income from continuing operations related to aviation services was $2.4 million compared to a loss of $1.3 million in 2012. In addition, the 2013 figures include a one-time income of $1.3 million related to forgiveness of debt as a result of the Company reversing certain accounts payable.

Technology Segment

Revenue in 2014 was $0.8 million compared to $0.4 million in 2013. The loss from continuing operations was fairly consistent and amounted to $3.5 million in 2014 compared to $3.7 million in 2013.

Revenue in 2013 and 2012 was $0.4 million. The loss from continuing operations was fairly consistent and amounted to $3.7 million in 2013 compared to $3.3 million in 2012.

Liquidity and Capital Resources

The Company’s most significant expenditures consist of payroll, related costs and professional fees. The Company has historically financed such expenditures through cash flows from operations, funding received from lines of credit with lenders in the United States and Europe and borrowings from a convertible note arrangement with a related party.

As of December 31, 2014 and 2013, the Company had cash on hand of $6.0 million and $3.1 million, respectively, not including restricted cash of $4.8 million and $7.0 million as of December 31, 2014 and 2013, respectively. As of December 31, 2014 and 2013 the restricted cash serves as collateral for our letters of credit in the United States and restricted bank accounts in the Netherlands, which are restricted for payments to local tax authorities. As of December 31, 2013 it also served as collateral for the Company’s line of credit in the United States.

The Company has a working capital and shareholders’ deficits and a history of recurring losses from continuing operations and negative cash flows from operations. As of December 31, 2014 and 2013, the Company had a working capital deficit of $2.5 million and $5.2 million, respectively and shareholders’ deficit of $39.1 million and $40.4 million, respectively. During the years ended December 31, 2014, 2013 and 2012, the Company incurred income (loss) from continuing operations of $1.5 million, $(5.3) million and $(7.9) million, respectively, and provided (used) cash flows from operations of $2.6 million, $(8.0) million and $(7.9) million, respectively. Collectively, these factors raise substantial doubt about our ability to continue as a going concern.

The report of our independent registered public accounting firm on our 2014 consolidated financial statements includes an explanatory paragraph stating that there is substantial doubt with respect to our ability to continue as a going concern.

Management believes that our operating cash flows and related party / third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash flows from operations and obtain additional financing from related parties or third parties will be successful. In May 2014, the Company increased its borrowing capacity under the convertible notes payable to related party to $37.0 million. In addition, subsequent to December 31, 2014, the Company entered into a new line of credit arrangements in Europe to provide it with up to €5.5 million in borrowing capacity.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Cash Flows from Operating Activities

Our cash flows from operating activities vary significantly from year to year, depending on our operating results and timing of cash receipts and disbursements on accounts receivable, accounts payable, accrued expenses and other current liabilities.

Net cash provided by operating activities in 2014 was $2.6 million. This provided cash resulted primarily from net income from continuing operations of $1.5 million and a non-cash charge of $0.8 million for depreciation and amortization. Net cash provided by continuing operating assets and liabilities of $0.4 million is primarily attributable to an increase in accounts receivable, net of $6.9 million, payments made to the U.S. Department of Labor of $0.3 million and decrease in other liabilities of $0.4 million. This was offset by an increase in accrued expenses and other current liabilities of $7.4 million and increase of accounts payable of $0.7 million. Net cash used in discontinued operations in 2014 was $0.1 million.

Net cash used in operating activities in 2013 was $8.0 million. This use of cash resulted primarily from a net loss from continuing operations of $5.3 million and non-cash gain related to forgiveness of debt of $1.3 million. This amount was partially offset by:(a) a non-cash charge of $0.8 million for depreciation and amortization, , and (b) amortization of deferred financing costs of $0.1 million. Net cash used by continuing operating assets and liabilities of $2.4 million is primarily attributable to an increase in accounts receivable, net of $3.5 million, decrease of accounts payable of $0.3 million, decrease in income taxes payable of $1.7 million following the 2013 debt settlement with the IRS and payments made to the U.S. Department of Labor of $0.3 million. This was offset by an increase in accrued expenses and other current liabilities of $3.0 million and increase of $0.5 million in other liabilities. Net cash provided by discontinued operations in 2013 was $0.1 million.

Net cash used in operating activities in 2012 was $7.9 million. This use of cash resulted primarily from a net loss from continuing operations of $7.8 million. This amount was partially offset by:(a) a noncash charge of $0.7 million for depreciation and amortization and (b) the amortization of deferred financing costs of $0.3 million. Net cash used by continuing operating assets and liabilities of $0.2 million is primarily attributable to an increase in accounts receivable, net of $1.0 million and payments made to the U.S. Department of Labor of $0.3 million. This was offset by an increase in accounts payable of $0.4 million and an increase in accrued expenses and other current liabilities of $1.1 million. Net cash used in discontinued operations in 2012 was $1.4 million.

Cash Flows from Investing Activities

Net cash provided by investing activities for the year ended December 31, 2014 was $1.2 million and consisted primarily of a decrease in restricted cash of $1.9 million, offset by capital expenditures of $ 0.6 million.

Net cash used in investing activities for the year ended December 31, 2013 was $2.1 million and consisted primarily of an increase in restricted cash of $1.5 million and capital expenditures of $0.7 million.

Net cash used in investing activities for the year ended December 31, 2012 was $1.1 million and consisted primarily of capital expenditures of $0.6 million and a $0.5 million increase in restricted cash.

Cash Flows from Financing Activities

Net cash provided by financing activities in 2014 was $3.5 million, which consisted primarily of an increase of $5.7 million of proceeds from our convertible note arrangement with a related party and a decrease in net borrowings on our lines of credit in Europe and the United States of $2.2 million.

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

We expect to continue to draw down from our convertible note arrangement with a related party as necessary to meet our short-term cash needs. In addition, we entered into several lines of credit arrangements in Europe and expect to use the available funds pursuant to these arrangements.

Borrowings

United States

The Company was a party to a credit facility with an independent lender, which provides it with up to $10.5 million in borrowings subject to a borrowing base limitation. The borrowing base limitation is equivalent to: (i) 80% of eligible accounts receivable, as defined, plus (ii) 70% of eligible unbilled receivables, as defined, plus (iii) 100% of the Company’s $3.5 million in cash collateral plus (iv) 95% of a $1.0 million standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder. Borrowings under the credit facility were secured by the Company’s accounts receivable, unbilled receivables, equipment, cash, a $3.5 million certificate of deposit, and the $1.0 million letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

Borrowings made under the credit facility bore interest, which is payable monthly, at LIBOR (subject to a floor of 1.75%) plus 4.5% per annum (6.25% as of December 31, 2014).

In June 2014, the Company amended the credit facility to decrease the maximum borrowing capacity to $6.5 million and amend existing financial and non-financial covenants, including the maintenance of a specified fixed charge coverage ratio. The borrowing base limitation was also amended and is equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of a $1.0 million standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder. In addition, as part of the amendment, the Company’s $3.5 million cash collateral was released and used to reduce outstanding borrowings under the credit facility. The credit facility expires in June 2016.

Borrowings made under the amended credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.375%) plus 4.5% per annum (5.875% at December 31, 2014).

The Company’s weighted average interest rate during the years ended December 31, 2014, 2013 and 2012 is 6.02%, 6.25% and 6.25%, respectively.

The Company evaluated the terms of the amendment and concluded that they do not constitute substantive modifications.

As of December 31, 2014 and 2013, the Company had approximately $5.3 million and $8.9 million, respectively, outstanding under line of credit arrangements. As of December 31, 2014 and 2013, the Company had $0, and $0.3 million, respectively, in unused borrowing capacity under the line of credit facility.

Europe

The Company was a party to a credit facility with a commercial bank to provide it with up to €0.5 million ($0.6 million as of December 31, 2014) in borrowings. Borrowings under the line of credit arrangement bore interest, which was payable monthly, at 6% per annum. The line of credit arrangement was secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. In June 2013, the interest rate on the credit arrangement was amended to LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum, payable quarterly. In addition, the maximum borrowing capacity under the line of credit was increased to €0.8 million ($1.0 million as of December 31, 2014) during the months of April 2014 to September 2014 and the expiration date was extended to December 31, 2014. As of December 31, 2014, the Company didn’t have any outstanding borrowings under the line of credit. The credit facility expired on December 31, 2014.

In June 2013, the Company entered into a new line of credit arrangement with the same commercial bank to provide it with up to €1.1 million ($1.3 million as of December 31, 2014) in borrowings. Borrowings under the line of credit bear interest, which is payable quarterly at LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum. The borrowing capacity under the credit facility is reduced by €0.1 million every quarter, starting December 31, 2013. The line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. The line of credit expires on December 31, 2015. As of December 31, 2014, the Company had €0.6 million ($0.7 million as of December 31, 2014) in outstanding borrowings under the line of credit arrangement.

In January 2014, the Company entered into a new line of credit arrangement with the same commercial bank to provide it with up to €0.8 million ($1.0 as of December 31, 2014) in borrowings. Borrowings under the line of credit bear interest, which is payable quarterly at LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum. The borrowing capacity under the credit facility is reduced by €0.1 million every quarter, starting July 1, 2014. The line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. The line of credit expires on September 30, 2016. As of December 31, 2014, the Company had €0.6 million ($0.8 million as of December 31, 2014) in outstanding borrowings under the line of credit arrangement.

In February 2014, the Company entered into a new line of credit arrangement with the same commercial bank to provide it with up to €0.6 million ($0.7 million as of December 31, 2014) in borrowings. Borrowings under the line of credit bear interest, which is payable quarterly at LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum. The borrowing capacity under the credit facility is reduced by €0.2 million every quarter, starting June 30, 2014. The line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. The credit facility expired on December 31, 2014.

In March 2014, the Company entered into a new line of credit arrangement with the same commercial bank to provide it with up to €1.1 million ($1.3 million as of December 31, 2014) in borrowings. Borrowings under the line of credit bear interest, which is payable quarterly at LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum. The borrowing capacity under the credit facility is reduced by €0.1 million every quarter, starting June 30, 2014. The line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. The line of credit expires on December 31, 2016. As of December 31, 2014, the Company had €0.8 million ($1.0 million as of December 31, 2014) in outstanding borrowings under the line of credit arrangement.

In April 2015, the Company entered into a new line of credit arrangement with one of its commercial banks in Europe to replace all the existing lines of credit mentioned above and to provide it with up to €5.5 million in borrowings for two years. Borrowings under the line of credit bear interest, which is payable quarterly at LIBOR plus 3.75% per annum. The line of credit is secured by the accounts receivable and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit replace all other existing lines of credit with that commercial bank.

In August 2013, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €0.5 million ($0.6 million as of December 31, 2014) in borrowings. Borrowings under this arrangement bore interest at 3.5% per annum, which was payable on August 1, 2014, the original maturity date of the arrangement. The line of credit is secured by a bank guarantee provided by an entity related to the Company’s main shareholder as well as a guarantee from another bank. In July 2014, the line of credit arrangement was extended until August 1, 2015. As of December 31, 2014 the Company had €0.5 million ($0.6 million as of December 31, 2014) in outstanding borrowings under the line of credit arrangement.

In November 2013, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €1.2 million ($1.5 million as of December 31, 2014) in borrowings. Borrowings under the line of credit arrangement bear interest, which is payable quarterly, at 1.2% per annum. The line of credit is secured by a guarantee provided by an entity related to the Company’s main shareholder. The borrowing capacity under the line of credit expired on May 26, 2014 and was extended until July 31, 2015. In June 2014, the borrowing capacity under the line of credit was increased up to €1.5 million ($1.8 million as of December 31, 2014). As of December 31, 2014 the Company had €1.4 million ($1.7 million as of December 31, 2014) in outstanding borrowings under the line of credit arrangement.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2014, 2013 and 2012 is 3.5%, 3.7% and 6.0% respectively.

The Company evaluated the terms of the amendments and has concluded that they do not constitute substantive modification.

Related party financing

In May 2012, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $21.0 million in revolving loans through November 2013. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

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

In May 2014, the Company entered into a new oral arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $37.0 million in revolving loans through December 2016. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $1.5 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

The Company’s weighted average interest during the years ended December 31, 2014, 2013 and 2012 is 6.06%, 6.18% and 6.28%, respectively.

At December 31, 2014 and 2013, convertible notes payable to related party consist of $30.2 million and $29.9 million, respectively, in principal and $8.3 million and $6.7 million, respectively, in accrued interest. Interest expense related to these notes is $2.3 million, $2.2 million and $1.6 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $2.2 million, $2.2 million and $2.3 million during the years ended December 31, 2014, 2013 and 2012, respectively.

Trend Information

Labor market conditions may require the Company to increase its prices. Cost of labor is the main variable in determining any cost increases.

The Company might be affected by the worldwide economic slowdown, which might affect the aviation industry. As the Company is a service provider to this industry, such trends can affect the results of the Company.

Off-Balance Sheet Arrangements

The Company is a party to a consulting arrangement, an agency agreement and various operating lease arrangements. In addition, the Company has no unconsolidated special purpose entities.

Future Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2014:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
		Less than	1-3	4-5	more than
	Total	1 year	years	years	5 years
Line of credit in the U.S.	$5,285	$-	$5,285	$-	$-
Agency agreement	413	413	-	-	-
Consulting agreements	1,185	243	577	365	-
Lines of credit in Europe	4,737	3,862	875	-	-
Convertible notes payable -
related party (including interest)	38,504	-	38,504	-	-
Operating lease obligations	2,487	1,147	1,340	-	-
Liability to Department of Labor	100	100	-	-	-
Future interest and fees on line
of credit and convertible notes
payable to related party (1)	12,384	-	12,384	-	-
	$65,095	$5,765	$58,965	$365	$-

(1) Interest and fees are estimated based on future interest rates expected to be applicable.

The following table summarizes the Company’s other future commercial obligations as of December 31, 2014:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)

		Less than	1-3	4-5	more than
	Total	1 year	years	years	5 years

Guarantees	$182	$-	$182	$-	$-
Letters of credit	274	274	-	-	-
	$456	$274	$182	$-	$-

Item 6. Directors, Senior Management and Employees

The following table lists the directors and executive officers of ICTS:

	Age	Position
	---	--------
Menachem Atzmon	70	Chairman of the Supervisory Board
David W. Sass	79	Member of the Supervisory Board
Gail F. Lieberman	71	Member of the Supervisory Board, Member of the Audit Committee and Chairman of the Compensation Committee
Gordon Hausmann	69	Member of the Supervisory Board, Member of the Compensation Committee and Member of the Audit Committee
Philip M. Getter	78	Member of the Supervisory Board, Chairman of the Audit Committee
Ran Langer	69	Managing Director
Alon Raich	39	Chief Financial Officer

Menachem J. Atzmon is a CPA (Isr). From 1996 until 2012 Mr. Atzmon has been the managing director of Albermale Investment Ltd., an investment company. Since January 1998 until 2012 he has served as the chairman of the management board of Seehafen Rostock, Umschlagsgesellschaft GmbH and its Holding Company. Mr. Atzmon has been a member of the Supervisory Board of ICTS since 1999. Since July 2010 chairman of the Board of Arrow Ecology & Engineering Overseas (1999) Ltd, an advance recycling company. During 2014 Mr. Atzmon was appointed in addition to his role of Chairman of the Board to CEO of the Arrow Ecology & Engineering Overseas Ltd.

David W. Sass for the past 52 years has been a practicing attorney in New York City and is currently a senior partner in the law firm of McLaughlin & Stern, LLP. He has been a director of ICTS since 2002 and is also a director of several privately held corporations. He is an Honorary Trustee of Ithaca College.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. She has been a Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Dara Biosciences (NASDAQ: DARA) since April 2009 and is currently chair of the compensation committee as well as a member of the audit and nominating and governance committees. She is also a director of the South Central Connecticut Regional Water Authority since January 2012. She has served on the board of FTEN, a private financial services technology company and for three public companies in the healthcare and aerospace sectors: I-Trax Inc. (Amex: DMX); TriPath Imaging Inc. (NASDAQ: TPTH); and Breeze-Eastern Corporation (Amex: BZC). Ms. Lieberman has also served as the Audit Committee Chair for I-Trax, Inc. and Breeze-Eastern Corporation. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

Gordon Hausmann is the senior partner of his own law firm, founded in London over 30 years ago. He specializes, amongst other things, in corporate and commercial law, including business finance and banking law, litigation and representation of several substantial family offices. He holds office as a board member of numerous companies, including listed companies in the UK and abroad. These include an international airline, some Embassies, finance companies (including a company associated with a private Swiss banking group) and other well-known and governmental entities. He also holds office and advises a number of charities, including Governor of the Hebrew University.

Philip M. Getter is currently President and CEO of KIDSRx International, a provider of all natural health care products. He has been managing member of GEMPH Development LLC since 1985. From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was most recently head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. He has more than thirty years of corporate finance experience. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and then Senior Partner of Devon Securities, an international investment banking boutique from 1969 to 1975. From 1975 to 1984 he was President/CEO of Generics Corporation of America, one of the largest generic drug manufacturers in the United States. As Chairman and CEO of Wolins Pharmaceutical (1977 to 1984) he led the reorganization and restructuring of this direct to the profession distributor of pharmaceuticals. Mr. Getter was Chairman of Inksure Technologies, Inc. and a director from 2003 thru 2009. He has been a member of the League of American Theatres and Producers/The Broadway League, Chairman of the Executive Committee of The Kurt Weill Foundation for Music, and a Director of the American Theatre Wing, the TONY (awards) Administration as well as OBIE Administration Committee and has produced for Broadway, television and film. Mr. Getter is Chairman of TCI College of Technology the second largest for profit post-secondary in the United States.

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

Summary Compensation Table

The following table sets forth compensation earned by the Company’s Managing Directors and the highest paid executives during the years 2012 until 2014 (U.S. Dollars in thousands):

					Non-equity	Nonqualified	Number	Number
Name and					Incentive	Deferred	of	of
Principal				All Other	Plan	Compensation	Option	Stock
Position	Year	Salary	Bonus	Compensations	Compensation	Earnings	Awards	Awards	Total
		$	$	$	$	$			$
Managing	2014	191	-	21	-	-	-	-	212
Director	2013	70	33	9	-	-	-	-	112
	2012	-	-	-	-	-	-	-	-

Managing	2014	-	-	48	-	-	-	-	48
Director	2013	-	-	58	-	-	-	-	58
	2012	-	-	77	-	-	-	-	77

General Manager	2014	-	-	-	-	-	-	-	-
of a subsidiary	2013	267	148	46	-	-	-	-	461
	2012	283	913	44	-	-	-	-	1,240

General Manager	2014	153	80	26					259
of a subsidiary	2013	146	-	26	-	-	-	-	172
	2012	132	-	26	-	-	-		158

Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $10 and a fee for each Board or committee meeting attended of $1. The Chairman of the Audit Committee receives an additional $20 per year.

Mr. Langer has been employed as Managing Director since 2004 without compensation. During 2013, the Company signed an employment agreement with Mr. Langer on which he will be entitled to a yearly salary of €144 per year ($175 as of December 2014).

Mr. Nir has been employed as a Managing Director since 2008 until December 31, 2014, at an annual cost of $48, $58 and $77 during the years 2014, 2013 and 2012, respectively.

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

In February 2013 the Company amended the employment and termination agreement with Mr. Zicher to update the terms of payment regarding the special bonus. The Company shall provide at its own expense two bank guarantees of €0.5 million ($0.7 million as of December 31, 2013). Each shall unconditionally become payable on December 2, 2013 if by that time the Company has not paid the entire outstanding amount of €1.0 million ($1.3 million as of December 31, 2013). These guarantees were provided in March 2013 by an entity related to the Company’s main shareholder.

In November 2013 the Company paid the liability to Mr. Doron Zicher pursuant to the termination contract and Mr. Zicher’s employment was terminated.

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2014.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
	(in thousands)
Directors as a group (6 persons)	$79	$-
All officers as a group (6 persons)	$699	$104

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

The members of the Supervisory Board as of December 31, 2014 and the initial year they joined the Board are as follows: Menachem Atzmon (1999), Gordon Hausmann (2005), David W. Sass (2002), Gail F. Lieberman (2010) and Philip M. Getter (2003).

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

Employees

As of December 31, 2014, we have 4,784 employees, of which 2,736 employees are located in Europe, Far East and Israel and 2,048 are located in the United States.

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

As of December 31, 2014 there are 150,000 options outstanding under the plan. Options available for grant under the plan are 923,989.

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

As of December 31, 2014, there were no outstanding options under the plan. Options available for grant under the plan are 1,500,000. The plan expires in 2018.

U.S. Federal Income Tax Consequences

The rules governing the U.S. federal tax treatment of stock options, restricted stock and shares acquired upon the exercise of stock options are quite technical. Therefore, the description of U.S. federal income tax consequences set forth below is necessarily general in nature and does not purport to be complete. Moreover, the statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. In particular, the "American Jobs Creation Act of 2004" imposed rules concerning the taxation of various deferred compensation arrangements. It is not clear whether, and to what extent, these rules apply to awards under the Plan. Although the Company does not believe that awards under the Plan are affected by the rules, there can be no assurance to that effect until adequate guidance is forthcoming from the U.S. Treasury Department. Finally, the tax consequences under applicable state, local and foreign income tax laws may not be the same as under the U.S. federal income tax laws.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Common Shares as of April 15, 2015 with respect to:

(1) Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Shares.

(2) Each director or officer who holds more than 1% of the Common shares. None of the directors or officers owns 1% or more of ICTS outstanding share capital.

(3) All directors and officers as a group.

	Percent of
	Amount Beneficially	Common Shares
Name Shareholders Holding Five Percent or More	Owned (a)	Outstanding (b)

MacPherson Atzmon Family Trust (c)	60.1%	4,847,226
Amos Megides	12.7%	1,025,692
Igal Tavori	14.9%	1,202,483
All officers and directors as a group including
the MacPherson Atzmon Family Trust (9 persons)	61.9%	5,083,272

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

(c) 1. The MacPherson Atzmon Family Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds together with the Trust approximately 60.1% of the issued and outstanding Common Shares on behalf of the Trust. Mr. Atzmon disclaims any beneficial interest in the MacPherson Atzmon Family Trust. Spencer Corporation, Limited and the MacPherson Atzmon Family Trust may be able to appoint all the directors of ICTS and control the affairs of ICTS.

2. As of April 15, 2015 the Company received loans from related party in the total amount of $31.1 million and accrued interest of $9.2 million. The loan is convertible to the Company’s common stock at a rate of $1.50 per share. The calculation above does not take into consideration the conversion of those loans.

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

Related Party Transactions

Entities related to two of the Company's board members provide legal services to the Company. Legal expense related to these services is $58, $36 and $66 for the years ended December 31, 2014, 2013 and 2012, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $64 and $78 due for these services as of December 31, 2014 and 2013, respectively.

In January 2009, the Company engaged the services of a related party to provide certain selling and management services to its technology segment. The Company incurred expenses of $0.2 million, $0.2 million and $0.1 million for such services for the years ended December 31, 2014, 2013 and 2012, respectively.

In June 2009, a European bank, issued a performance guarantee in the amount of €1.2 million ($1.5 million as of December 31, 2014) to one of the Company’s customers to secure the Company’s performance under a service contract between the parties. To secure the European bank’s guarantee, an entity related to the Company’s main shareholder provided a guarantee to the European bank for the same amount. The guarantee issued by the European bank was renewed in April 2013 until April 2014. The performance guarantee was renewed by the European bank until April 2015 without a corresponding guarantee by an entity related to the Company’s main shareholder.

In September 2010, an entity related to the Company’s main shareholder provided a letter of credit of $0.8 million to a commercial bank to guarantee an extension of a borrowing arrangement on behalf of one of the Company’s subsidiaries. In May 2013 the letter of credit was increased to $1.0 million.

In February 2014, the Company engaged the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $49 for such services for the year ended December 31, 2014.

In May 2014, the Company engaged the services of a related party to provide certain administrative services. The Company incurred expenses of $15 for such services for the year ended December 31, 2014.

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

All but two of the property loss cases also have been settled at no cost to the Company, because the payments were covered by the Company’s insurance. Two of the property loss cases remain pending against, among others, the Company. The Court granted defendants motion for summary judgments which plaintiffs have appealed and oral arguments have been held. The defendants are hopeful that the remaining property loss cases will be dismissed shortly, but the result is expected to be appealed by the plaintiffs.

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

General

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination, and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavourable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, would not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

Item 9. The Offer and Listing

Our shares of common stock are currently traded on the OTC under the symbol ICTSF.

The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2010	$2.80	$1.25
2011	$1.50	$0.40
2012	$1.60	$0.04
2013	$1.39	$0.45
2014	$2.39	$0.75

The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2014	High	Low
First quarter	$0.90	$0.75
Second quarter	$2.39	$0.87
Third Quarter	$1.30	$0.96
Fourth Quarter	$1.20	$0.85

2013	High	Low
First quarter	$0.70	$0.45
Second quarter	$1.38	$0.45
Third Quarter	$1.37	$1.05
Fourth Quarter	$1.39	$0.75

2012	High	Low
First quarter	$1.60	$0.80
Second quarter	$1.40	$0.11
Third Quarter	$1.50	$0.35
Fourth Quarter	$1.50	$0.04

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

The common shares may be in bearer or registered form. As of December 31, 2014, 8,061,698 shares were issued and outstanding.

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

Supervisory Board

Members of our Supervisory Board are appointed by the general meeting. Members of the Supervisory Board are appointed for a term of one year.

General Meeting of Shareholders

The Company’s general meeting of shareholders will be held at least once a year, not later than six months after the end of the fiscal year. Notices convening a general meeting will be mailed to holders of registered shares at least 15 days before the general meeting and will be published in national newspapers in the Netherlands and abroad in countries where the Company's bearer shares are admitted for official quotation. In order to attend, address and vote at the general meeting of shareholders, the holders of the Company's registered shares must notify it in writing of their intention to attend the meeting and holders of the Company's bearer shares must direct the depository to their bearer shares, each as specified in the published notice. However, shareholders and other persons entitled to attend the general meetings of shareholders may be represented by proxies with written authority.

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

Adoption of Annual Accounts

The Company’s annual Netherlands statutory accounts, together with a certificate of its auditors, will be submitted to the general meeting of shareholders for adoption. Contrary to what is provided in the Company’s Articles of Association, approval of the annual accounts by the shareholders does not discharge the Management Board and the Supervisory Board from liability for the performance of their respective duties for the past financial year. In order to discharge the Supervisory Board and Management Board and their members from liability a separate resolution thereto needs to be adopted by the general meeting of shareholders (which resolution can be adopted in the same meeting in which the annual accounts will be adopted). Under Netherlands law, this discharge is not absolute and will not be effective with respect to matters which are not disclosed to the shareholders.

Liquidation Rights

In the event of the Company's dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be divided proportionately among the holders of the common shares.

Issues of new shares and pre-emptive rights

The authority to issue shares is vested in the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the shareholders to another corporate body for a period not exceeding five years. The issuance of the common shares is generally subject to shareholder pre-emptive rights, except to the extent that such pre-emptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or by the corporate body designated to do so by the general meeting of shareholders. Such a designation may only take place if such corporate body has also been designated to issue shares. In this regard, the general meeting of shareholders has authorized our Supervisory Board to issue any authorized and unissued shares at any time up to five years from December 17, 2012, the date of such authorization, and has authorized the Supervisory Board to exclude or limit shareholder pre-emptive rights with respect to any issuance of common shares prior to such date. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of directors of a surviving company may resolve to legally merge the company).

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

Tax assessment in the U.S

The Company was subject to a tax examination for one of its subsidiaries in the United States by the IRS for the tax years 2002 to 2004. In connection with this examination, the subsidiary was required to provide information regarding its treatment of certain expenses. The IRS proposed a number of adjustments to the subsidiary's filed income tax returns for the tax years 2002 to 2004, which collectively resulted in an assessed income tax liability of $7.3 million. In July 2011 and January 2012, the Company entered into arrangements with the IRS to settle all outstanding claims against it for $3.3 million. In August 2012, the Company filed an Offer in Compromise with the IRS to reduce the amount payable to the IRS under the settlements citing unfavorable financial condition of its American subsidiaries. In July 2013, The IRS accepted the Company’s offer to settle all outstanding amounts for $0.2 million, which has been paid in full as of December 31, 2013.

Taxes in the Netherlands

The following is a general non-exhaustive discussion of the tax laws in the Netherlands as they relate to the operations of the Company.

Corporate Income Taxes

We are incorporated under the laws of the Netherlands and are therefore subject to the tax laws of the Netherlands. In 2014 the standard corporate income tax rate was 20% on profits up to €0.2 million ($0.2 million as of December 31, 2014) and 25% on the excess. In 2015 the standard corporate income tax rate will be the same as in 2014.

ICTS International and a number of our Dutch resident subsidiary companies form a fiscal unity for Dutch corporate income tax purposes. As a result, Dutch corporate income tax is levied from these entities on a consolidated basis at the level of ICTS.

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

The first €0.8 million ($1.0 million as of December 31, 2014) of “excessive participation interest” is exempt from the interest deduction limitation and is therefore deductible (unless other interest limitation rules apply). “Excessive participation interest” that exceeds the €0.8 million threshold is not tax deductible; it makes no difference if this interest is paid to related entities or to third parties.

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

A non-resident Shareholder could be eligible for a reduction or a refund of Dutch dividend withholding tax under a tax convention which is in effect between the country of residence of the shareholder and the Netherlands, or under provisions similar to the EU Parent/Subsidiary Directive. The Netherlands has concluded such conventions with, among others, the United States, most European Union member states, Canada, Switzerland and Japan. Under most of these conventions, dividend withholding tax in the Netherlands is effectively set at a rate of 15% (primarily applicable to individual shareholder) and may be further reduced to lower rates in the case of a corporate shareholder with a certain percentage of shareholding interest, depending on the applicable tax treaty. Based on Dutch domestic law, a 0% withholding tax rate applies to certain (corporate) shareholders.

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

Documents on display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission ("SEC"). These materials may be inspected at the Company's office in Schiphol-Oost, The Netherlands. Documents filed with the SEC may also be read and copied at the SEC's public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2014, approximately 23% of the Companies revenues were derived in the United States, and approximately 77% was derived in Europe and the Far East. The Company is subject to market risks associated with foreign currency exchange rate fluctuations. We do not utilize derivative instruments to manage its exposure to such market risk. As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk - We are subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. We believe that moderate interest rate increases will not have a material impact on the Company’s consolidated financial position, result of operations and cash flows. An increase of 1% in the interest rate would have increased the Company's interest expense for bank loans, convertible notes payable to related party and other parties, by approximately $0.5 million in the year ended December 31, 2014.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of

Proceeds

Not applicable

Item 15. Controls and Procedures

Management's report on internal control over financial reporting

(a) Our management, including our Managing Director and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report (the “Evaluation Date”). Based on such evaluation, the Managing Director and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective.

(b) Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Managing Director and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

(c) On the evaluation conducted by our Managing Director and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2014 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Fees Paid to Our Independent Registered Public Accounting Firm

The following table sets forth the aggregate fees billed by our independent registered public accounting firms, Mayer Hoffman McCann CPAs ("MHM"), for services rendered to us during the years ended December 31, 2014 and 2013. The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2014	2013
Audit fees	$210	$215
Audit related fees	-	-
Tax fees	-	-
Total fees	$210	$215

Item 16D. Exemptions from listing standards for Audit Committees

As of December 31, 2014 the Company’s CFO and a director serve as directors of an affiliate of the Company and also serves on the Audit Committee of that affiliate with the CFO as Chairman. The director is also Chairman of the Compensation Committee. Other than such affiliation such director meets the independence requirement for each such entity.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Accountants Disclosure

Not applicable.

Item 16G. Corporate Governance.

There are no significant differences between the corporate governance practices in the Netherlands and the U.S. The Company has adapted the U.S. practices.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-39.

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

ICTS INTERNATIONAL, N.V. AND SUBSIDIARIES

By:    /s/ Ran Langer

-----------------------------

Name:  Ran Langer

Title: Managing Director

Date:	May 5, 2015
72

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2014 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of ICTS International N.V. and Subsidiaries (the "Company") as of December 31, 2014 and 2013 and the related consolidated statements of operations and comprehensive income (loss), shareholders' deficit, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule presented on page F-39 for each of the three years in the period ended December 31, 2014. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and on the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICTS International N.V. and Subsidiaries as of December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a history of losses from continuing operations, negative cash flows from operations and a working capital and shareholders’ deficit. Collectively, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ Mayer Hoffman McCann CPAs

(The New York Practice of Mayer Hoffman McCann P.C.)

New York, New York

May 5, 2015

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(US $ in thousands, except share data)

	December 31,
ASSETS	2014	2013
CURRENT ASSETS:
Cash and cash equivalents	$5,973	$3,134
Restricted cash	4,759	6,996
Accounts receivable, net	20,991	15,161
Deferred tax assets, net	131	114
Prepaid expenses and other current assets	1,036	1,049
Current assets from discontinued operations	134	484
Total current assets	33,024	26,938

Property and equipment, net	1,257	1,492
Goodwill	314	314
Other assets	410	395
Total assets	$35,005	29,139

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable-banks	$10,022	12,653
Accounts payable	2,786	2,295
Accrued expenses and other current liabilities	22,516	16,642
Income taxes payable	53	61
Current liabilities from discontinued operations	102	464
Total current liabilities	35,479	32,115

Convertible notes payable to related party, including
accrued interest	38,504	36,570
Liability to United States Department of Labor	-	259
Other liabilities	81	551
Total liabilities	74,064	69,495

COMMITMENTS AND CONTINGENCIES (NOTES 12 and 15)
SHAREHOLDERS' DEFICIT:
Common stock, €0.45 par value;
33,333,334 shares authorized as of December 31,
2014 and 2013; 8,061,698 and 8,041,698 shares
issued and outstanding as of December 31, 2014
and 2013, respectively	4,507	4,495
Additional paid-in capital	20,949	20,927
Accumulated deficit	(57,194)	(58,625)
Accumulated other comprehensive loss	(7,321)	(7,153)
Total shareholders' deficit	(39,059)	(40,356)
Total liabilities and shareholders' deficit	$35,005	$29,139

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(US $ in thousands, except share data)

	For the Years Ended December 31,
	2014	2013	2012
Revenue	$172,929	$124,497	$96,346
Cost of revenue	152,224	108,995	84,531
GROSS PROFIT	20,705	15,502	11,815
Operating expenses:
Research and development	2,207	2,182	2,264
Selling, general, and administrative	17,316	16,925	14,047
Forgiveness of debt	-	(1,312)	-
Total operating expenses	19,523	17,795	16,311
OPERATING INCOME (LOSS)	1,182	(2,293)	(4,496)
Other income (expense), net	448	(3,987)	(3,107)
INCOME (LOSS) BEFORE INCOME TAX BENEFIT (EXPENSE)	1,630	(6,280)	(7,603)
Income tax benefit (expense)	(90)	1,026	(223)
INCOME (LOSS) FROM CONTINUING OPERATIONS	1,540	(5,254)	(7,826)
Income (loss) from discontinued operations,
net of income tax benefit (expense) of
$0, $1,221 and $(21) in 2014, 2013 and
2012, respectively	(109)	1,821	(1,190)
NET INCOME (LOSS)	$1,431	$(3,433)	$(9,016)

INCOME (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations	$0.19	$(0.66)	$(0.97)
Discontinued operations	(0.01)	0.23	(0.15)
Net income (loss)	$0.18	$(0.43)	$(1.12)

Weighted average number of shares outstanding	8,054,390	8,036,780	8,036,698

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$1,431	$(3,433)	$(9,016)
Translation adjustment	(168)	(276)	(119)
Comprehensive income (loss)	$1,263	$(3,709)	$(9,135)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(US $ in thousands, except share data)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Deficit
BALANCE AT DECEMBER 31, 2011	8,036,698	$4,492	$20,828	$(46,176)	$(6,758)	$(27,614)
Stock based compensation	-	-	63	-	-	63
Net loss	-	-	-	(9,016)	-	(9,016)
Translation adjustment	-	-	-	-	(119)	(119)

BALANCE AT DECEMBER 31, 2012	8,036,698	4,492	20,891	(55,192)	(6,877)	(36,686)
Exercise of stock options	5,000	3	(3)	-	-	-
Stock based compensation	-	-	39	-	-	39
Net loss	-	-	-	(3,433)	-	(3,433)
Translation adjustment	-	-	-	-	(276)	(276)

BALANCE AT DECEMBER 31, 2013	8,041,698	4,495	20,927	(58,625)	(7,153)	(40,356)
Issuance of common stock	20,000	12	8	-	-	20
Stock based compensation	-	-	14	-	-	14
Net income	-	-	-	1,431	-	1,431
Translation adjustment	-	-	-	-	(168)	(168)

BALANCE AT DECEMBER 31, 2014	8,061,698	$4,507	$20,949	$(57,194)	$(7,321)	$(39,059)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US $ in thousands, except share data)

	Year Ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,431	$(3,433)	$(9,016)
Income (loss) from discontinued operations	(109)	1,821	(1,190)

Income (loss) from continuing operations	1,540	(5,254)	(7,826)
Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Depreciation and amortization	761	764	711
Amortization of deferred financing costs	-	123	325
Gain on the sale of property and equipment	(10)	(29)	-
Forgiveness of debt	-	(1,312)	-
Bad debt expense	30	30	46
Deferred income taxes	(30)	38	(10)
Stock-based compensation	14	39	63
Stock issued for services	20	-	-
Changes in assets and liabilities:
Accounts receivable, net	(6,926)	(3,452)	(976)
Prepaid expenses and other current assets	(72)	(122)	(176)
Other assets	16	(20)	3
Accounts payable	659	(272)	433
Accrued expenses and other current liabilities	7,396	2,953	1,121
Income taxes payable	(3)	(1,659)	129
Liability to United States Department of Labor	(259)	(323)	(254)
Other liabilities	(406)	470	(92)
Net cash provided by (used in) in discontinued
operations	(124)	65	(1,416)

Net cash provided by (used in) operating activities	2,606	(7,961)	(7,919)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(645)	(699)	(633)
Proceeds from sale of property and equipment	9	95	39
Change in restricted cash	1,859	(1,515)	(530)
Net cash used in discontinued operations	-	-	(10)

Net cash provided by (used in) investing activities	$1,223	$(2,119)	$(1,134)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONCLUDED)

(US $ in thousands, except share data)

	Year Ended December 31,
	2014	2013	2012
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings (repayments) under lines of credit, net	(2,194)	4,056	510
Net proceeds from convertible notes payable
to related party	5,675	7,257	6,863

Net cash provided by financing activities	3,481	11,313	7,373

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE
RATES ON CASH AND CASH EQUIVALENTS	(4,471)	957	347

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,839	2,189	(1,333)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,134	945	2,278

CASH AND CASH EQUIVALENTS, END OF YEAR	$5,973	$3,134	$945

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
Cashless exercise of stock options	$-	$3	$-

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$748	$635	$613

Income taxes	$100	$218	$183

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 1 – ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as the "Company") operate in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other services to airlines and airport authorities, predominantly in Europe and the United States. The technology segment is predominantly involved in the development and sale of identity security software to financial and other institutions, in Europe, United States and Israel.

Liquidity and Financial Condition

The Company has a working capital and shareholders’ deficit and a history of losses from continuing operations and negative cash flows from continuing operations. As of December 31, 2014 and 2013, the Company has a working capital deficit of $2,455 and $5,177, respectively and shareholders’ deficit of $39,059 and $40,356, respectively. While during the year ended December 31, 2014 the Company has income from continuing operations of $1,540 and positive cash flow from operations of $2,606, during the years ended December 31, 2013 and 2012, the Company incurred losses from continuing operations of $5,254 and $7,826, respectively, and negative cash flows from operations of $7,961 and $7,919, respectively. Collectively, these factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that the Company’s operating cash flows and related party/third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash flows from operations and obtain additional financing from related parties/third parties will be successful. In May 2014, the Company increased its borrowing capacity under the convertible notes payable to related party to $37,000 (see Note 8).

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

Functional Currency

The accompanying consolidated financial statements are presented in United States dollars. The Company has determined that the functional currency of its foreign subsidiaries is the local currency, which is predominantly the Euro. For financial reporting purposes, the assets and liabilities of such subsidiaries are translated into United States dollars using exchange rates in effect at the balance sheet date. The revenue and expenses of such subsidiaries are translated into United States dollars using average exchange rates in effect during the reporting period. Resulting

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Functional Currency (continued)

translation adjustments are presented as a separate category in shareholders' deficit called accumulated other comprehensive income (loss).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates and assumptions included in these consolidated financial statements consist of the: (a) calculation of the allowance for doubtful accounts, (b) determination of the fair value of stock options, (c) recognition of contingent liabilities, and (d) valuation of deferred income taxes.

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

Restricted Cash

Restricted cash as of December 31, 2014 consists of: (a) $274 held in a bank account that serves as cash collateral for outstanding letters of credit, which is to be released from restriction on various dates from October 2015 to December 2015 (see Note 15) and (b) $4,485 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

Restricted cash as of December 31, 2013 consists of: (a) a $3,500 certificate of deposit that matures in May 2014 and serves as cash collateral for the Company’s line of credit arrangement in the United States (see Note 6). Upon maturity of the $3,500 certificate of deposit, the Company used this amount to reduce the outstanding borrowings under its line of credit in the United Stated; (b) $285 held in several bank accounts that serves as cash collateral for outstanding letters of credit, which are released from restriction on various dates from September 2014 to December 2014 (see Note 15) and (c) $3,211 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customer and current economic trends. The Company writes off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible. As of December 31, 2014 and 2013, the allowance for doubtful accounts is $116 and $57, respectively.

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

Years
Equipment and facilities	3-7
Internal-use software	7
Vehicles	3-7

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

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The assessment begins with an analysis of qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is determined that goodwill should be reviewed for impairment, then a discounted cash flow analysis is performed to determine whether the goodwill is recoverable. If the carrying value of the goodwill is not recoverable based upon the discounted cash flow analysis, then an impairment charge is recorded for the difference between the carrying value and the fair value of the goodwill. During the years ended December 31, 2014, 2013 and 2012, the Company has not recorded any impairment charges on its goodwill.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2014, 2013, and 2012, the Company did not record any impairment charges on its long-lived assets.

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

Comprehensive Income (Loss)

The Company's comprehensive income (loss) for the years ended December 31, 2014, 2013 and 2012 consists of the Company’s net income (loss) and foreign currency translation adjustments.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

Stock-based compensation to employees, including stock options, are measured at the fair value of the award on the date of grant based on the estimated number of awards that are ultimately expected to vest. The compensation expense resulting from stock-based compensation to management and administrative employees is recorded over the vesting period of the award in selling, general and administrative expense on the accompanying consolidated statements of operations and comprehensive income (loss). Compensation expense resulting from stock-based compensation to operational employees is recorded over the vesting period of the award in cost of revenue.

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

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs during the years ended December 31, 2014, 2013 and 2012 are $130, $89 and $88, respectively.

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

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities resulting

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes (continued)

from a change in tax rates is recognized in the period that includes the enactment date.

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

Income (Loss) Per Share

Basic income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted income (loss) per share is determined in the same manner as basic income (loss) per share, except that the number of shares is increased to include potentially dilutive securities using the treasury stock method. Although the Company had an income from continuing operations for the year ended December 31, 2014, all potentially dilutive securities were excluded from the computation of diluted income (loss) per share as the conversion rate of the convertible note payable to related party and the exercise price of the stock options was higher than the market price of the Company’s common stock as of December 31, 2014 and the effect of including them is anti-dilutive.

Because the Company incurred losses from continuing operations during the years ended December 31, 2013 and 2012, all potentially dilutive securities were excluded from the computation of diluted income (loss) per share during the years because the effect of including them is anti-dilutive.

The following table summarizes the number of shares of common stock attributable to potentially dilutive securities outstanding for each of the periods which were excluded from the calculation of diluted income (loss) per share:

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income (Loss) per share (continued)

	Year Ended December 31,
	2014	2013	2012

Stock Options	150,000	150,000	210,000
Shares Issuable upon Conversion of
Convertible Notes Payable to Related Party	25,669,039	24,379,883	13,393,600
Total	25,819,039	24,529,883	13,603,600

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

The Company maintains cash and cash equivalents and restricted cash in accounts with financial institutions in the United States, Europe, Japan and Israel. As of December 31, 2014, accounts at financial institutions located in the United States are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250 per institution. As of December 31, 2014, cash and cash equivalents and restricted cash of $288 is being held in the United States. Bank accounts located in Europe, Japan and Israel, totaling $10,444 as of December 31, 2014, are uninsured.

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

Revenue from two customers represented 67% of total revenue during the year ended December 31, 2014, of which one customer accounted for 38% of total revenue. Accounts receivable from these two customers represented 65% of total accounts receivable as of December 31, 2014.

Revenue from two customers represented 52% of total revenue during the year ended December 31, 2013, of which one customer accounted for 42% of total revenue. Accounts receivable from the two customers represented 37% of total accounts receivable as of December 31, 2013.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of credit risk (continued)

Revenue from two customers represented 60% of total revenue during the year ended December 31, 2012 of which one customer accounted for 49% of total revenue. Accounts receivable from these two customers represented 45% of total accounts receivable as of December 31, 2012.

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

Reclassifications

Certain amounts, related primarily to discontinued operations in the prior year balance sheet, statements of operations and comprehensive income (loss) and statements of cash flows have been reclassified to conform to the current period presentation.

Recently Issued Accounting Pronouncements

Accounting Standards Update 2014-08

In April 2014, the FASB has issued Accounting Standards Update (ASU) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in the update change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (continued)

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations.

The amendments in this update enhance convergence between U.S. GAAP and International Financial Reporting Standards (IFRS). Part of the new definition of discontinued operation is based on elements of the definition of discontinued operations in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The amendments in this update are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted.

This update is not expected to have a material impact on the Company’s financial statements.

Accounting Standards Update 2014-09

In May 2014, the FASB issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (Topic 606) which supersedes previously issued revenue recognition requirements, including substantially all industry specific revenue recognition guidance. The new guidance utilizes a contract-based approach that places the focus on the assets and liabilities that are created when an entity enters into and performs under a contract. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods, or services, to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (a) Identify the contract(s) with a customer; (b) Identify the performance obligations in the contract; (c) Determine the transaction price; (d) Allocate the transaction price to the performance obligations in the contract; (e) Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this update are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this update using one of the following two methods:

1. Retrospectively to each prior reporting period presented the entity may elect any of the following practical expedients:

For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (continued)

For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of the amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

This update is not expected to have a material impact on the Company’s financial statements.

Accounting Standards Update 2014-12

In June 2014, the FASB issued Accounting Standards Update 2014-12, “Compensation – Stock Compensation” (Topic 718) amended guidance to require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. As indicated in the definition of vest, the stated vesting period (which includes the period in which the performance target could be achieved) may differ from the requisite service period.

Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award.

For all entities, the amendments in this update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The effective date is the same for both public business entities and all other entities. Entities may apply the amendments in this update either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (continued)

This update is not expected to have a material impact on the Company’s financial statements.

Accounting Standards Update 2014-15

In August 2014 the FASB issued Accounting Standards Update 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures.

Under U.S. GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities.

Currently, U.S. GAAP lacks guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures. ASU 2014-15 provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes.

The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued.

U.S. auditing standards and federal securities law require that an auditor evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern for a reasonable period of time not to exceed one year beyond the date of the financial statements being audited. U.S. auditing standards also require an auditor to consider the possible financial statement effects, including footnote disclosures on uncertainties about an entity’s ability to continue as a going concern for a reasonable period of time (Public Company Accounting Oversight Board’s AU Section 341, The Auditor’s Consideration of an Entity’s Ability to Continue as a Going Concern). The U.S. Securities and Exchange Commission (SEC) also has guidance on disclosures that it expects from an entity when an auditor’s report includes an explanatory paragraph that reflects substantial doubt about an entity’s ability to continue as a going concern for a reasonable period of time.

The amendments in this update provide guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (continued)

In connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued (or at the date that the financial statements are available to be issued when applicable).

Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued (or available to be issued).

When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management should consider whether its plans that are intended to mitigate those relevant conditions or events will alleviate the substantial doubt. The mitigating effect of management’s plans should be considered only to the extent that (1) it is probable that the plans will be effectively implemented and, if so, (2) it is probable that the plans will mitigate the conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern.

If conditions or events raise substantial doubt about an entity’s ability to continue as a going concern, but the substantial doubt is alleviated as a result of consideration of management’s plans, the entity should disclose information that enables users of the financial statements to understand all of the following (1) principal conditions or events that raised substantial doubt about the entity’s ability to continue as a going concern (before consideration of management’s plans); (2) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations; (3) management’s plans that alleviated substantial doubt about the entity’s ability to continue as a going concern.

If conditions or events raise substantial doubt about an entity’s ability to continue as a going concern and substantial doubt is not alleviated after consideration of management’s plans, an entity should include a statement in the footnotes indicating that there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or available to be issued). Additionally, the entity should disclose information that enables users of the financial statements to understand (1) the principal conditions giving rise to substantial doubt about the entity’s ability to continue as a going concern; (2) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations; (3) management’s plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern.

This update is not expected to have a material impact on the Company’s financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2014-16

In November 2014, the FASB has issued Accounting Standards Update (ASU) No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. The amendments in ASU 2014-16 do not change the current criteria in U.S. GAAP for determining when separation of certain embedded derivative features in a hybrid financial instrument is required. The amendments clarify how current U.S. GAAP should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of the host contract. Furthermore, the amendments clarify that no single term or feature would necessarily determine the economic characteristics and risks of the host contract. Rather, the nature of the host contract depends upon the economic characteristics and risks of the entire hybrid financial instrument.

The amendments in ASU 2014-16 also clarify that, in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features (i.e., the relative strength of the debt-like or equity-like terms and features given the facts and circumstances) when considering how to weight those terms and features. Specifically, the assessment of the substance of the relevant terms and features should incorporate a consideration of: (1) the characteristics of the terms and features themselves (for example, contingent versus non contingent, in-the-money versus out-of-the-money); (2) the circumstances under which the hybrid financial instrument was issued or acquired (e.g., issuer-specific characteristics, such as whether the issuer is thinly capitalized or profitable and well-capitalized); and (3) the potential outcomes of the hybrid financial instrument (e.g., the instrument may be settled by the issuer issuing a fixed number of shares, the instrument may be settled by the issuer transferring a specified amount of cash, or the instrument may remain legal-form equity), as well as the likelihood of those potential outcomes. The amendments in ASU 2014-16 apply to all entities that are issuers of, or investors in, hybrid financial instruments that are issued in the form of a share.

The amendments in ASU 2014-16 are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The effects of initially adopting the amendments in ASU 2014-16 should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. Retrospective application is permitted to all relevant prior periods.

This update is not expected to have a material impact on the Company’s financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2014-17

In November 2014, the FASB has issued Accounting Standards Update (ASU) No. 2014-17, Business Combinations (Topic 805): Pushdown Accounting (a consensus of the FASB Emerging Issues Task Force). The amendments in this ASU apply to the separate financial statements of an acquired entity and its subsidiaries that are a business or nonprofit activity (either public or nonpublic) upon the occurrence of an event in which an acquirer (an individual or an entity) obtains control of the acquired entity.

The amendments in this ASU provide an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs. An acquired entity should determine whether to elect to apply pushdown accounting for each individual change-in-control event in which an acquirer obtains control of the acquired entity. If pushdown accounting is not applied in the reporting period in which the change-in-control event occurs, an acquired entity will have the option to elect to apply pushdown accounting in a subsequent reporting period to the acquired entity’s most recent change-in-control event. An election to apply pushdown accounting in a reporting period after the reporting period in which the change-in-control event occurred should be considered a change in accounting principle. If pushdown accounting is applied to an individual change-in-control event, that election is irrevocable.

If an acquired entity elects the option to apply pushdown accounting in its separate financial statements, it should disclose information in the current reporting period that enables users of financial statements to evaluate the effect of pushdown accounting.

The amendments in this ASU are effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event. However, if the financial statements for the period in which the most recent change-in-control event occurred already have been issued or made available to be issued, the application of this guidance would be a change in accounting principle.

This update is not expected to have a material impact on the Company’s financial statements.

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

In connection with the Company’s settlement of certain assessments with the Internal Revenue Service (“IRS”)(see Note 12), the Company recognized income of $1,847, and a loss of $79 related to uncertain income tax positions in 2013 and 2012, respectively, including interest and penalties, related to its entertainment segment from

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 3 – DISCONTINUED OPERATIONS (CONTINUED)

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

During the year ended December 31, 2014, the Company committed to a plan to cease the operations of its subsidiary in Switzerland (I-SEC Switzerland), which provided aviation security services.

A summary of the Company's assets and liabilities from discontinued operations as of December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30	$126
Accounts receivable, net	104	302
Prepaid expenses and other current assets	-	56
Total current assets from discontinued operations	$134	$484

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$97	$104
Accrued expenses and other current liabilities	5	360
Total current liabilities from discontinued operations	$102	$464

A summary of the Company's results from discontinued operations for the years ended December 31, 2014, 2013 and 2012 is as follows:

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 3 – DISCONTINUED OPERATIONS (CONTINUED)

	Year Ended December 31,
	2014	2013	2012

Revenue	$1,152	$4,988	$9,355
Cost of revenue	1,132	4,275	9,002
GROSS PROFIT	20	713	353
Selling, general and administrative expenses	114	729	1,453
OPERATING LOSS	(94)	(16)	(1,100)
Other income (expense), net	(15)	616	(69)
Income tax benefit (expense)	-	1,221	(21)
Income (loss) from discontinued operations	$(109)	$1,821	$(1,190)

NOTE 4 – INVESTMENT IN AN AFFILIATE

New York Global Innovations, Inc. (formerly Inksure Technologies, Inc.)

As of December 31, 2014 and 2013, the Company owns 9,915,555 shares or 23% of the outstanding common stock of New York Global Innovations, Inc. (“NYGI”) (formerly Inksure Technologies, Inc. – “Inksure”). In February 2014, Inksure sold all of its assets to a third party buyer, pursuant to an asset purchase agreement and changed its name to New York Global Innovations, Inc. Inksure specialized in comprehensive security solutions, designed to protect branded products and documents of value from counterfeiting, fraud and diversion.

The Company suspended its use of the equity method to account for this investment in 2007 after its investment balance was reduced to zero.

The Company’s Chief Financial Officer serves as a non-employee director of NYGI. In addition, one of the members of the Company’s Board of Directors served as a non-employee director of NYGI until February 2015.

As of December 31, 2014 and 2013, the Company’s share of the underlying net assets of NYGI exceeds the Company’s carrying value of its investment in NYGI ($0 at December 31, 2014 and 2013) by $177 and $98, respectively. The market value of the Company's investment in NYGI as of December 31, 2014 and 2013 is $198.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 4 – INVESTMENTS IN AFFILIATES (Continued)

New York Global Innovations, Inc. (formerly Inksure Technologies, Inc.) (continued)

Balance sheet data for NYGI is summarized below:

	December 31,
	2014	2013

Current assets	$896	$672
Non-current assets	-	31
Total assets	$896	$703

Current liabilities	$66	$237
Non-current liabilities	60	38
Shareholders' equity	770	428
Total liabilities and shareholders' equity	$896	$703

Statement of operations data for NYGI is summarized below:

	Year Ended December 31,
	2014	2013	2012

Revenue	$244	$1,288	$1,061
Gross profit	$204	$724	$544
Gain on sale of assets	$754	$-	$-
Net income (loss)	$342	$(298)	$(1,076)

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	December 31,
	2014	2013

Equipment and facilities	$3,896	$3,992
Internal-use software	519	519
Vehicles	910	932
Leasehold improvements	280	319
	5,605	5,762
Less: accumulated depreciation and amortization	4,348	4,270
Total property and equipment, net	$1,257	$1,492

Depreciation expense is $761, $764 and $711 for the years ended December 31, 2014, 2013 and 2012, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 6 – NOTES PAYABLE – BANKS

United States

The Company is a party to a credit facility with an independent lender, which provided it with up to $10,500 in borrowings subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 80% of eligible accounts receivable, as defined, plus (ii) 70% of eligible unbilled receivables, as defined, plus (iii) 100% of the Company’s $3,500 in cash collateral plus (iv) 95% of a $1,000 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder (see note 8). Borrowings under the credit facility were secured by the Company’s accounts receivable, unbilled receivables, equipment, cash, a $3,500 certificate of deposit, and the $1,000 letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

Borrowings made under the credit facility bore interest, which was payable monthly, at LIBOR (subject to a floor of 1.75%) plus 4.5% per annum (6.25% as of December 31, 2014).

In June 2014, the Company amended the credit facility to decrease the maximum borrowing capacity to $6,500 and amend existing financial and non-financial covenants, including the maintenance of a specified fixed charge coverage ratio. The borrowing base limitation was also amended and is equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of a $1,000 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder. In addition, as part of the amendment, the Company’s $3,500 cash collateral was released and used to reduce outstanding borrowings under the credit facility. The credit facility expires in June 2016.

The Company’s weighted average interest rate in the United States during the years ended December 31, 2014, 2013 and 2012 is 6.02%, 6.25% and 6.25% respectively.

The Company evaluated the terms of the amendments and concluded that they do not constitute substantive modification.

As of December 31, 2014 and 2013, the Company had approximately $5,285 and $8,935, respectively, outstanding under line of credit arrangements. As of December 31, 2014 and 2013, the Company had $24, and $281, respectively, in unused borrowing capacity under the line of credit facility.

Europe

The Company was a party to a credit facility with a commercial bank to provide it with up to €500 ($608 as of December 31, 2014) in borrowings. Borrowings under the line of credit arrangement bore interest, which was payable monthly, at 6% per annum. The line of credit arrangement was secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. In June 2013, the interest rate on the credit arrangement was amended to LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum, payable quarterly. In addition, the maximum borrowing capacity under the line of credit was increased to €800 ($972 as of December 31, 2014) during the months of April 2014 to September 2014 and the expiration date was extended to December 31, 2014. As of December 31, 2014, the Company didn’t have any outstanding borrowings under the line of credit. The credit facility expired on December 31, 2014.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 6 – NOTES PAYABLE – BANKS (CONTINUED)

Europe (continued)

In June 2013, the Company entered into a new line of credit arrangement with the same commercial bank to provide it with up to €1,100 ($1,337 as of December 31, 2014) in borrowings. Borrowings under the line of credit bear interest at LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum, which is payable quarterly. The borrowing capacity under the credit facility is reduced by €100 every quarter, starting December 31, 2013. The line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. The line of credit expires on December 31, 2015. As of December 31, 2014 and 2013, the Company had €600 and €1,000 ($729 and $1,377 as of December 31, 2014 and 2013, respectively) in outstanding borrowings under the line of credit arrangement (see Note 17).

In January 2014, the Company entered into a new line of credit arrangement with the same commercial bank to provide it with up to €800 ($972 as of December 31, 2014) in borrowings. Borrowings under the line of credit bear interest at LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum, which is payable quarterly. The borrowing capacity under the credit facility is reduced by €80 every quarter, starting July 1, 2014. The line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. The line of credit expires on September 30, 2016. As of December 31, 2014, the Company had €640 ($778 as of December 31, 2014) in outstanding borrowings under the line of credit arrangement (see Note 17).

In February 2014, the Company entered into a new line of credit arrangement with the same commercial bank to provide it with up to €600 ($729 as of December 31, 2014) in borrowings. Borrowings under the line of credit bear interest at LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum, which is payable quarterly. The borrowing capacity under the credit facility is reduced by €200 every quarter, starting June 30, 2014. The line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. The credit facility expired on December 31, 2014.

In March 2014, the Company entered into a new line of credit arrangement with the same commercial bank to provide it with up to €1,100 ($1,337 as of December 31, 2014) in borrowings. Borrowings under the line of credit bear interest at LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum, which is payable quarterly. The borrowing capacity under the credit facility is reduced by €100 every quarter, starting June 30, 2014. The line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. The line of credit expires on December 31, 2016. As of December 31, 2014, the Company had €800 ($972 as of December 31, 2014) in outstanding borrowings under the line of credit arrangement (see note 17).

In August 2013, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €500 ($608 as of December 31, 2014) in borrowings. Borrowings under this arrangement bore interest at 3.5% per annum, which was payable on August 1, 2014, the original maturity date of the arrangement. In July 2014, the line of credit arrangement was extended until August 1, 2015. The line of

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 6 – NOTES PAYABLE – BANKS (CONTINUED)

Europe (continued)

credit is secured by a bank guarantee provided by an entity related to the Company’s main shareholder as well as a guarantee from another bank. As of December 31, 2014 and 2013 the Company had €500 ($608 and $689 as of December 31, 2014 and 2013, respectively) in outstanding borrowings under the line of credit arrangement.

In November 2013, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €1,200 ($1,458 as of December 31, 2014) in borrowings. Borrowings under the line of credit arrangement bear interest at 1.2% per annum, which is payable quarterly. The line of credit is secured by a guarantee provided by an entity related to the Company’s main shareholder. The line of credit was originally set to expire on May 26, 2014 and was extended until July 31, 2015. In June 2014, the borrowing capacity under the line of credit was increased up to €1,508 ($1,833 as of December 31, 2014). As of December 31, 2014 and 2013, the Company had €1,358 and €1,200 ($1,650 and $1,652 as of December 31, 2014 and 2013, respectively) in outstanding borrowings under the line of credit arrangement.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2014, 2013 and 2012 is 3.5%, 3.7% and 6%, respectively.

The Company evaluated the terms of the amendments and concluded that they do not constitute substantive modification.

NOTE 7 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2014	2013

Accrued payroll and related	$8,719	$5,594
Accrued vacation	3,526	4,265
Accrued VAT	5,430	3,481
Current portion of liability to United States
Department of Labor (see Note 9)	100	179
Accrued agency fees	413	458
Labor union contribution	730	257
Other	3,598	2,408
Total accrued expenses and other current liabilities	$22,516	$16,642

NOTE 8 – CONVERTIBLE NOTES PAYABLE TO RELATED PARTY

In May 2012, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $21,000 in revolving loans through November 2013. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $2.10 per share.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 8 – CONVERTIBLE NOTES PAYABLE TO RELATED PARTY (CONTINUED)

The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In December 2012, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $27,000 in revolving loans through November 2015. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In November 2013, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $32,000 in revolving loans through November 2015. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $1.50 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In May 2014, the Company entered into a new oral arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $37,000 in revolving loans through December 2016. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $1.50

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 8 – CONVERTIBLE NOTES PAYABLE TO RELATED PARTY (CONTINUED)

per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

The Company’s weighted average interest during the years ended December 31, 2014, 2013 and 2012 is 6.06%, 6.18% and 6.28%, respectively.

At December 31, 2014 and 2013, convertible notes payable to related party consist of $30,186 and $29,870, respectively, in principal and $8,318 and $6,700, respectively, in accrued interest. Interest expense related to these notes is $2,321, $2,185 and $1,570 for the years ended December 31, 2014, 2013 and 2012, respectively (see Note 11).

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

The liability to the DOL is payable in installments of $100 on January 1, 2011 and $175 on every July 1 and January 1 from July 1, 2011 through January 1, 2015 (the January 1, 2015 payment was remitted prior to December 31, 2014 and the January 2014 payment was remitted prior to December 31, 2013).

NOTE 10 – STOCK-BASED COMPENSATION

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 10 – STOCK-BASED COMPENSATION (CONTINUED)

During the year ended December 31, 2012, 210,000 options were granted to certain directors, under the Employees and Directors Commitment Stock Option Plan. The weighted average grant date fair value of the stock was $1.05. The Company used the Binominal lattice pricing model to estimate the fair value of the options granted. The Company believes this model provides the best estimate of fair value due to its ability to incorporate inputs that change over time. There were no stock options granted during the years ended December 31, 2014 and 2013.

As of December 31, 2014, the Company has 2,423,989 options available for future grants.

A summary of the Company's stock option activity is as follows:

Weighted
Average
		Weighted	Remaining
		Average	Contractual
		Exercise	Term	Intrinsic
	Number	Price	(in years)	Value

Outstanding as of January 1, 2014	150,000	$1.05	3.33	$-
Granted	-		-	-
Exercised			-	-
Forfeited/Expired			-	-
Outstanding as of December 31, 2014	150,000	$1.05	2.33	$-

As of December 31, 2014, the Company does not have unrecognized compensation cost related to stock options granted under the stock option plans. As of December 31, 2013 the Company had unrecognized compensation related to the stock options granted under the stock options plans of $14.

During the years ended December 31, 2014, 2013 and 2012 the Company recognized compensation expense related to the issuance of stock options under the stock option plans of $14, $39 and $63 respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 11 – OTHER INCOME (EXPENSE)

Other expense is summarized as follows:

	2014	2013	2012

Interest expense to related party (see Note 8)	$(2,321)	$(2,185)	$(1,570)
Interest income (expense) related to uncertain
tax positions (see Note 12)	-	280	(124)
Interest expense and other bank charges	(1,064)	(1,063)	(872)
Amortization of deferred financing costs	-	(123)	(325)
Interest income	104	26	26
Foreign currency gain (loss)	3,749	(951)	(321)
Other income (expense)	(20)	29	79
Total other income (expense), net	$448	$(3,987)	$(3,107)

NOTE 12 – INCOME TAXES

The components of income (loss) before income tax benefit (expense) are as follows:

	Year Ended December 31,
	2014	2013	2012

The Netherlands	$3,574	$(4,662)	$(6,899)
Subsidiaries outside of the Netherlands	(1,944)	(1,618)	(704)
Income (Loss) before income tax benefit (expense)	$1,630	$(6,280)	$(7,603)

The components of income tax benefit (expense) are as follows:

	Year Ended December 31,
	2014	2013	2012

Current:
The Netherlands	$-	$-	$-
Subsidiaries outside of the Netherlands, net of
$0, $1,125 and $0 in income tax benefit (expense)
related to prior period income tax positions
in 2014, 2013 and 2012, respectively	(107)	1,057	(235)
	(107)	1,057	(235)
Deferred:
The Netherlands	-	-	-
Subsidiaries outside of the Netherlands	17	(31)	12
Total income tax benefit (expense)	$(90)	$1,026	$(223)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 12 – INCOME TAXES (CONTINUED)

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2014	2013

Deferred tax assets:
Operating loss carryforwards	$18,980	$19,784
Capital loss carryforwards	143	161
Allowance for doubtful accounts	36	21
Tax credit carryforwards	571	554
Accrued expenses	509	572
Total deferred tax assets	20,239	21,092

Deferred tax liabilities:
Depreciation of property and equipment	(87)	(134)
	20,152	20,958
Valuation allowance	(20,021)	(20,844)
Deferred tax assets, net	$131	$114

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

As of December 31, 2014, the Company has net operating loss carry forwards of $22,493 in the Netherlands, which will expire in 2016 through 2022. As of December 31, 2014, the Company has net operating loss carry forwards of $30,952 in the United States, which will expire in 2025 through 2034 and $4,216 in Israel which do not expire. The ultimate utilization of such net operating loss carry forwards is limited in certain situations.

As of December 31, 2014, the Company has capital loss carry forwards of $574 in Israel. Such capital loss carry forwards do not expire and can be offset against future capital gains generated in Israel.

As of December 31, 2014, the Company has $571 in tax credits for the welfare to work and work opportunity programs in the United States that expire in 2024 through 2028.

During the year ended December 31, 2014 and 2013 the valuation allowance increased (decreased) by $(823) and $63, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 12 – INCOME TAXES (CONTINUED)

The Company's effective income tax rate differs from the Netherlands' statutory rate of 25% as follows:

	Year Ended December 31,
	2014	2013	2012

Effective loss (income) tax benefit from continuing
operations at statutory rate	$(408)	$1,578	$1,944
Rate differential	104	(6)	199
Non-deductible income (expense)	(46)	(67)	(269)
Adjustments to prior year tax losses	(105)	45	-
Changes in valuation allowance	823	(63)	(1,811)
Other	(458)	(461)	(286)
Income tax benefit (expense) from continuing
operations	$(90)	$1,026	$(223)

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

In July 2011 and January 2012, the Company entered into arrangements with the IRS to settle all outstanding claims against it for $3,329. In August 2012, the Company filed an Offer in Compromise Form with the IRS to reduce the amount payable to the IRS under the settlements citing unfavorable financial condition of its American subsidiaries. In July 2013, the IRS accepted the Company’s offer to settle all outstanding amounts for $200, which has been paid in full as of December 31 2013.

As of December 31, 2014 and 2013 there are no unrecognized tax benefits. As of December 31, 2014 and 2013, $53 and $61 of income taxes payable, respectively, related to current operations are included in income tax payable.

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the tax years 2012 to 2014 are subject to examination in the Netherlands. Income tax returns for the tax years 2010 to 2014 are subject to examination in foreign jurisdictions.

NOTE 13 - RELATED PARTY TRANSACTIONS

Entities related to two of the Company's board members provide legal services to the Company. Legal expense related to these services is $58, $36 and $66 for the years ended December 31, 2014, 2013 and 2012, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $64 and $78 due for these services as of December 31, 2014 and 2013, respectively.

In January 2009, the Company engaged the services of a related party to provide certain selling and management services to its technology segment. The Company incurred expenses of $161, $163 and $86 for such services for the years ended December 31, 2014, 2013 and 2012, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 13 - RELATED PARTY TRANSACTIONS (CONTINUED)

In June 2009, a European bank, issued a performance guarantee in the amount of €1,200 ($1,458 as of December 31, 2014) to one of the Company’s customers to secure the Company’s performance under a service contract between the parties. To secure the European bank’s guarantee, an entity related to the Company’s main shareholder provided a guarantee to the European bank for the same amount. The guarantee issued by the European bank was renewed in April 2013 until April 2014. The performance guarantee was renewed by the European bank until April 2015 without a corresponding guarantee by an entity related to the Company’s main shareholder.

In September 2010, an entity related to the Company’s main shareholder provided a letter of credit of $775 to a commercial bank to guarantee an extension of a borrowing arrangement on behalf of one of the Company’s subsidiaries. In May 2013 the letter of credit was increased to $1,000 (see Note 6).

In February 2014, the Company engaged the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $49 for such services for the year ended December 31, 2014.

In May 2014, the Company engaged the services of a related party to provide certain administrative services. The Company incurred expenses of $15 for such services for the year ended December 31, 2014.

NOTE 14 – FORGIVENESS OF DEBT

During the year ended December 31, 2013, the Company reversed certain accounts payable in the amount of $1,312 as the Company believes it is no longer obligated for these accounts payable.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain premises under various operating leases.

Future minimum lease payments under such operating leases are as follows:

Year ending
December 31,

2015	$1,147
2016	724
2017	616
$2,487

Rent expense for the years ended December 31, 2014, 2013 and 2012 is $3,257, $1,694, and $1,857, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Letters of Credit and Guarantees

As of December 31, 2014 and 2013, the Company has approximately $274 and $285, respectively in outstanding letters of credit. Such letters of credit are being secured by $274 and $285, respectively in restricted cash with a commercial bank (see Note 2).

As of December 31, 2014 and 2013 the Company has €151 ($182 as of December 31, 2014) in outstanding guarantees on its lines of credit arrangement in Europe.

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

All but two of the property loss cases also have been settled at no cost to the Company, because the payments were covered by the Company’s insurance. Two of the property loss cases remain pending against, among others, the Company. The Court granted defendants motion for summary judgements which plaintiffs have appealed and oral arguments have been held. The defendants are hopeful that the remaining property loss cases will be dismissed shortly, but the result is expected to be appealed by the plaintiffs.

In any event, the Company has already paid the limits of its liability insurance in settlement costs. The Company contends that a federal statute passed after the events of September 11, 2001 protects it from having to make any further monetary payments, regardless of whether it is found liable in any of the remaining cases.

Claims by former employees

The Company is subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $572. At the present time, the Company is not able to determine the likelihood of an unfavorable outcome or estimate a range of potential loss related to these matters.

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

Consulting and Service Agreements

In June 2013, pursuant to a share purchase and transfer agreement (“Purchase Agreement”), the Company, through one of its European subsidiaries, acquired 100% of shares of Brink’s Deutsche Luftsicherheit GmbH (“BDLG”) for €25. BDLG was created prior to the consummation of the transaction as a result of a spin-off by its former parent, Brink’s Sicherheit GmbH (“BSG”). BDLG is engaged in the provision of aviation security services in Germany. The acquisition contributed $13,003 in additional revenue to the Company and $378 in net loss for the year ended December 31, 2013. There were no intangible assets identified as part of the acquisition.

In April 2013, prior to the closing of the transaction described in the preceding paragraph, the Company entered into an agency agreement with a third party to assist it with this transaction. Pursuant to the terms of the agency agreement, the Company is obligated to pay this third party an agency fee in the amount of €1,000 ($1,215 as of December 31, 2014) as consideration for its services in facilitating the transaction with BDLG. The €1,000 agency fee is payable in three installments. The first installment of €330 is payable following the closing of the Purchase Agreement. The second installment of €330 is payable one year after the closing of the Purchase Agreement and the third installment of €340 ($413 as of December 31, 2014) is payable two years after the closing of the Purchase Agreement. During the year ended December 31, 2013, the Company recognized a one-time expense of €1,000 ($1,323) for the agency services. As of December 31, 2014, the Company paid the first two installments of the agency fee. In addition, in the event that the operations of BDLG are sold in the future, the third party agent is entitled to an additional payment of €2,000 ($2,431 as of December 31, 2014).

In April 2013, the Company entered into a consulting agreement with the same third party. The agreement is for a term of three years and obligates the Company to pay the third party an annual consulting fee of €50 ($61 as of December 31, 2014). The consultant is also entitled to commissions of 0.75% of revenue resulting from any aviation security contracts in Germany for the duration of such contracts. Should the net revenue from the aviation security contracts in Germany exceed €20,000 ($24,306 as of December 31, 2014) per year, the payment of commissions due on revenue in excess of €20,000 per year will be deferred and become due when the German operations are sold to a third party. The maximum amount of the annual commissions payable is €182 ($221 as of December 31, 2014).

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

States. The technology segment is predominantly involved in the development and sale of identity security software to financial and other institutions, in Europe, United States and Israel. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

The operating results of these reportable segments are regularly reviewed by the chief operating decision.

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Year ended December 31, 2014:
Revenue	$-	$172,102	$827	$172,929
Depreciation and amortization	3	689	69	761
Income (loss) from continuing
operations	(99)	5,106	(3,467)	1,540
Total assets from continuing
operations	404	34,006	461	34,871

Year ended December 31, 2013:
Revenue	$-	$124,130	$367	$124,497
Depreciation and amortization	2	671	91	764
Income (loss) from continuing
operations	(3,938)	2,373	(3,689)	(5,254)
Total assets from continuing
operations	447	27,720	488	28,655

Year ended December 31, 2012:
Revenue	$-	$95,945	$401	$96,346
Depreciation and amortization	3	653	55	711
Loss from continuing operations	(3,268)	(1,254)	(3,304)	(7,826)
Total assets from continuing
operations	411	20,307	438	21,156

Revenue by country is summarized as follows:

	Year Ended December 31,
	2014	2013	2012

United States	$39,983	$41,565	$36,866
The Netherlands	69,667	56,631	48,284
Germany	49,771	13,002	-
Other	13,508	13,299	11,196
Total	$172,929	$124,497	$96,346

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

NOTE 16 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

Property and equipment, net of accumulated depreciation and amortization, by country is summarized as follows:

	December 31,
	2014	2013

United States	$361	$440
The Netherlands	446	579
Germany	192	121
Other	258	352
Total	$1,257	$1,492

NOTE 17 - SUBSEQUENT EVENTS

Line of credit

In April 2015, the Company entered into a new line of credit arrangement with one of its commercial banks in Europe to provide it with up to €5,500 in borrowings for two years. Borrowings under the line of credit bear interest, which is payable quarterly at LIBOR plus 3.75% per annum. The line of credit is secured by the accounts receivable and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit replaces all other existing lines of credit with that commercial bank.

Purchase agreement

In March 2015, the Company entered into an agreement with a third party to purchase at least 90% of the shares of two companies in Europe, provided that the Company is able to obtain a contract with certain customers in Europe totaling at least €14,000 in revenue as well as meets certain other conditions as defined in the agreement. The purchase price will be €500 plus an amount contingent upon future profits, as defined.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

(US $ in thousands, except share data)

Valuation and Qualifying Accounts
(US $ in thousands)

		Charges	Charges
		to	to
	Beginning	Costs and	Other		End of
	of year	Expenses	Accounts	Deductions	Year

Allowance for doubtful accounts(1):
Year ended December 31, 2012	$399	$46	$-	$(414)	$31
Year ended December 31, 2013	31	30	-	(4)	57
Year ended December 31, 2014	57	74	-	(15)	116

Allowance for net deferred
tax assets:
Year ended December 31, 2012	$18,970	$-	$-	$1,811	$20,781
Year ended December 31, 2013	20,781	-	-	63	20,844
Year ended December 31, 2014	20,844	-	-	(823)	20,021

(1) Write-off, net of recoveries for the allowance for doubtful accounts.

