Form 20-F
period 2015-12-31
ICTS INTERNATIONAL N V
filed 2016-04-27
CIK 1010134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

(Address of principal executive offices)

Alon Raich, Tel: +31-20-7163420,
Email: alon@ictsinternational.com, Address: Same as above

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

Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 10,961,698.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐    NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐    NO ☒

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

YES ☒    NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒    NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒   International Financial Reporting Standards as issued by the International Accounting Standards Board ☐   Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐    NO ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES ☐    NO ☐

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

Operations

ICTS International N.V. was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or  "Company") operate in three reportable segments: (a)corporate (b) aviation security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services business provide security and other services to airlines and airport authorities, predominantly in Europe and the United States. The technology segment is predominantly involved in the development and sale of identity security software to financial and other institutions, in Europe and the United States.

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

The following table summarizes certain balance sheet data for the Company for the years ended December 31, 2015, 2014, 2013, 2012, and 2011:

	(U.S. Dollars in Thousands)
	December 31,
	2015	2014	2013	2012	2011
Cash and cash equivalents	$7,912	$5,973	$3,134	$945	$2,278
Total current assets	40,002	32,893	26,938	20,154	20,664
Total assets from
discontinued operations	-	134	484	1,404	2,735
Total assets	42,349	35,005	29,139	22,559	23,882
Total current liabilities	45,007	35,479	32,115	30,461	29,649
Total liabilities from
discontinued operations	-	102	464	3,148	4,710
Total liabilities	84,557	74,064	69,495	59,245	51,496
Shareholders' deficit	(42,208)	(39,059)	(40,356)	(36,686)	(27,614)

The following table summarizes certain statement of operations data for the  Company for the years ended December 31, 2015, 2014, 2013, 2012, and 2011:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2015	2014	2013	2012	2011
Revenue	$187,022	$172,929	$124,497	$96,346	$93,340
Cost of revenue	167,844	152,224	108,995	84,531	80,903
GROSS PROFIT	19,178	20,705	15,502	11,815	12,437
Operating expenses:
Research and development	2,565	2,207	2,182	2,264	2,810
Selling, general and
administrative	20,406	17,316	16,925	14,047	14,032
Forgiveness of debt	-	-	(1,312)	-	-
Total operating expenses	22,971	19,523	17,795	16,311	16,842
OPERATING INCOME (LOSS)	(3,793)	1,182	(2,293)	(4,496)	(4,405)
Other income (expenses), net	(760)	448	(3,987)	(3,107)	(688)
INCOME (LOSS) BEFORE INCOME
TAX BENEFIT (EXPENSE)	(4,553)	1,630	(6,280)	(7,603)	(5,093)
Income tax benefit (expense)	(149)	(90)	1,026	(223)	289
INCOME (LOSS) FROM CONTINUING
OPERATIONS	(4,702)	1,540	(5,254)	(7,826)	(4,804)
Income (loss) from discontinued operations	-	(109)	1,821	(1,190)	2,656
NET INCOME (LOSS)	$(4,702)	$1,431	$(3,433)	$(9,016)	$(2,148)

NET INCOME (LOSS) PER
SHARE, BASIC AND DILUTED:
Continuing Operations	$(0.58)	$0.19	$(0.66)	$(0.97)	$(0.60)
Discontinuing Operations	-	(0.01)	0.23	(0.15)	0.33
Net income (loss) per share	$(0.58)	$0.18	$(0.43)	$(1.12)	$(0.27)
Weighted average number
of shares outstanding	8,085,599	8,054,390	8,036,780	8,036,698	8,014,882

Risk Factors

You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks are realized, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

Potential liability claims

As a result of the September 11th terrorist attacks, numerous lawsuits have been commenced against the Company and our U.S. subsidiary. The cases arise out of airport security services provided for United Flight 175 out of Logan Airport in Boston, Massachusetts, which crashed into the World Trade Center. Most of these cases have been settled at no cost to the Company. There is one case remaining and the outcome of this case is uncertain. If there is an adverse outcome with respect to any of these claims which is not covered by insurance, then there may be a significant adverse impact on the Company.

Losses in recent years

The Company incurred income (losses) from continuing operations of $(4.7) million, $1.5 million and $(5.3) million in 2015, 2014 and 2013, respectively. The Company has a shareholders’ deficit of $42.2 million and $39.1 million as of December 31, 2015, and 2014, respectively. If we are unable to obtain new service contracts, increase revenues and achieve profitability, the viability of our Company will be in question, our financial condition and results of operations will be adversely affected and our share price will likely decline.

Auditors’ going concern opinion

The Company has a working capital deficit and a history of recurring losses from continuing operations and negative cash flows from operations. As of December 31, 2015 and 2014, we have a working capital deficit of $5.0 million and $2.5 million, respectively. During the years ended December 31, 2015, 2014 and 2013, we incurred income (losses) from continuing operations of (4.7) million, $1.5 million and $(5.3) million, respectively, and positive (negative) cash flows from operations of ($1.1) million, $1.8 million, ($7.7) million, respectively.

In their report, our independent registered public accounting firm, Mayer Hoffman McCann CPAs, stated that there is substantial doubt about our ability to continue as a going concern and our consolidated financial statements for the year ended December 31, 2015 were prepared assuming that we would continue as a going concern.

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

Our contracts with airports or airlines may be canceled or not renewed

Our revenues are primarily provided from services pursuant to contracts, which are cancelable on short notice at any time, with or without cause. We cannot assure you that existing clients will decide not to terminate us or fail to renew a contract. In addition, consolidation in the airline industry could also result in a loss of customers. Any such termination or failure to renew a contract with us could have a material adverse effect on our results of operations and financial condition.

If our relationships with our major customers are impaired, then there may be a material adverse effect on our results of operations and financial condition. Our major customers include airports in Europe and major airlines servicing the United States. The airline industry might encounter difficulties and this may have a material adverse impact on our business.

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

Operations in international environments risk

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

Poor Economic Conditions

Current economic conditions could adversely affect our business. Deterioration in the global economic environment may result in decreased demand for our services. Weakening economic conditions could also affect our customers, which may result in redirection of their request for our reviews.

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

Main shareholders

As of December 31, 2015, there are four shareholders who individually hold more than 5% of the Company’s shares. All of them together hold approximately 78.2% of our shares (excluding conversion rights). Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

The MacPherson Trust and Mr. M.J. Atzmon, owns or controls together approximately 57.9% of our issued and outstanding common stock (excluding conversion rights). As a result of such ownership and conversion rights, the MacPherson Trust together with Mr. Atzmon are able to significantly influence and / or control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. Mr. Atzmon, the Chairman of the Supervisory Board, disclaims any benefit or interest in the MacPherson Trust.

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

In this regard, the general meeting of shareholders has authorized our Supervisory Board to issue any authorized and unissued shares at any time up to five years from December 27, 2012, the date of such authorization, and has authorized the Supervisory Board to exclude or limit shareholder pre-emptive rights with respect to any issuance of common shares prior to such date. Such authorizations may be renewed by the general meeting of shareholders from time to time, for up to five years at a time. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of directors of a surviving company may resolve to legally merge the company). Shareholders do not have pre-emptive rights with respect to shares which are issued against payment other than in cash. On December 27, 2012, at the general meeting of shareholders it was approved to increase the authorized share capital to €15 million or 33,333,334 shares. In addition, it was approved at the shareholders’ meeting that in the event that at least ninety percent of the authorized share capital is issued, the authorized capital of the Company can be increased to €67,5 million or 150,000,000 shares.

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

History and Development of the Company

Aviation Security and Other Aviation Services Business

ICTS is a public limited liability company organized under the laws of The Netherlands in 1992. Our offices are located at Walaardt Sacréstraat 425-4, 1117 BM Schiphol-Oost, The Netherlands and its telephone number is +31-20-716-3420.

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

In the fourth quarter of 2002, pursuant to the Security Act, the Federal government through the TSA, took over substantially all of the aviation security operations in U.S. airports. As a result, ICTS, through its wholly owned subsidiary, Huntleigh, provides limited aviation security services in the United States.

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

Technology Business

Our technology business is primarily involved in the development and sale of identity security software to financial and other institutions, in Europe and the  United States.

Business Overview

General

ICTS specializes in the provision of aviation security and other aviation services. Following the taking of its aviation security business in the United States by the TSA in 2002, ICTS through its subsidiary Huntleigh, engages primarily in non-security related activities in the USA.

ICTS, through I-SEC International Security B.V. and its subsidiaries supplies aviation security services at airports in Europe and the Far East.

ICTS, through AU10TIX Limited (“AU10TIX”) and AU10TIX B.V. (and its subsidiaries) develops technological systems and solutions for financial and other institutions.

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

Fourty seven training courses are offered, within the framework of training programs that are modular in nature, and are adapted to meet the specific needs of each client. The courses are constantly being updated to ensure that they cover all relevant material relating to new regulations, new threats, etc. Many of the courses include simulations, role play, situational exercises, case studies, etc. Sophisticated training aids are employed to make the training experience more efficient and interesting, thus ensuring optimal results.

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

Advanced Passenger Screening (APS) is a copyright-protected, proprietary stand-alone rule engine that performs pre-screening of passengers on high-risk flights, based on several sources of information. This system is deployed in Europe and the Far East.

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

Technological Systems and Solutions

The Company, through its subsidiaries, is involved in the development and sales of the technology listed below.

APS (Advanced Passenger Screening)

The APS is a sophisticated IT system that enables pre-departure analysis of passenger information and is designed to screen airline passengers in a faster and more efficient manner. It was developed based on the extensive experience and knowledge accumulated by the Company’s professionals.

I-BOX

I-BOX, a unique technological platform developed by the Company, comprises one of the main contributors to the high operational efficiency of the Company and is used as part of our aviation security systems. It is an advanced mobile unit that can be implemented with multiple choices of software packages. The I-BOX provides an unparalleled level of performance while reducing processing times to a minimum, thus eliminating related delays and avoiding inconvenience to the passengers. The I-BOX system has been deployed successfully in various locations around the world providing our customers with enhanced security operations.

SARA

SARA is an extensive real-time airport security assets management system. It is developed using the latest IT technologies, and provides an unparalleled monitoring and control tool for managing the security personnel and assets deployed in an airport. It can also give additional invaluable data about passenger flow through (security) checkpoints.

Front-end Identity Document Authentication and Management System (FDI)

FDI automates the authentication of physical ID documents and their conversion to workable digital records. FDI speeds up customer screening and enrollment while meeting the security standards of security- and business-sensitive environments such as airports, border control, financial services, etc. FDI solutions can be used with 3-illumination professional scanners for high security requirements or with regular TWAIN scanners and even mobile devices for standard security requirements,  thus enabling broad usability for different markets.

Key Features: Hi-Resolution document imaging, auto image optimization, readable + encoded content extraction, photograph extraction, multi-layer identity authentication (according to scanner type), immediate detailed exception alerts, ability to integrate with chip readers and barcode readers, ability to integrate with biometric inputs, ability to query date against databases or watch-lists and ability to operate in stand-alone or networked modes.

FDI is relevant for a broad range of commercial and government markets.

Key markets for FDI are airports, airlines, bank branches, motor, financing dealerships, HR departments, etc.

Back office Identity Document Authentication and Management System (BOS)

BOS automates the authentication of ID document image files (i.e. not the physical documents) and their conversion to workable digital records. BOS speeds up customer screening and enrollment in the Customer-Not-Present (CNP) online and mobile space. BOS is the forerunner of 2nd generation technology that offers multi-factor, high-end image tampering forensics and collateral risk-factor processing. BOS is designed to process ID images produced by customers and service providers using mobile devices in sub-optimal conditions.

Key features: 100% automated (Click & Go, data entry free), seconds-fast processing, 3-way, multi-factor authentication( logical data integrity checks, advanced image tampering forensics incl. synthetic ID detection, collateral risk factor checks), detailed actionable exception reporting and superior capacity to handle sub-optimal image qualities.

BOS is designed to handle images that originate from any standard imaging device such as mobile phones, tablets, computer cams, etc. BOS is available as cloud (SaaS) or internal service and can be integrated with additional services such as data referencing, address verification, etc.

BOS is relevant for a broad range of commercial and government markets.

Key markets for BOS are financial services including payments, wallets, money transfer, lending, remittance, online investments, trading & forex, etc.

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

In connection with the Company’s settlement of certain assessments with the Internal Revenue Service (“IRS”), the Company recognized in 2013 income of $1.8 million from reversal of accrued expense regarding the settlemnet with the IRS , including interest and penalties, related to its entertainment segment from discontinued operations.

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

Major Customers

Revenue from two customers represented 70% of total revenue during the year ended December 31, 2015, of which one customer accounted for 37% and the other customer accounts for 33% of total revenue. Accounts receivable from these two customers represented 64% of total accounts receivable as of December 31, 2015.

Revenue from two customers represented 67% of total revenue during the year ended December 31, 2014, of which one customer accounted for 38% of total revenue and the other customer accounted for 29% of total revenue. Accounts receivable from these two customers represented 65% of total accounts receivable as of December 31, 2014.

Revenue from two customers represented 52% of total revenue during the year ended December 31, 2013 of which one customer accounted for 42% of total revenue. Accounts receivable from these two customers represented 37% of total accounts receivable as of December 31, 2013.

One of the customers mentioned above, has been a principle customer in the last three years.

Prior year figures in this disclosure have been adjusted to the customer mergers within the aviation industry.

Revenue

Revenue in the U.S.

Our revenue in the United States during the years 2015, 2014 and 2013 totaled $41.8 million (22% of total revenue), $40 million (23% of total revenue) and $41.6 million (33% of total revenue), respectively.

Revenue in Europe, Japan and other locations

Our revenue in Europe, Japan and other locations during the years 2015, 2014 and 2013 totaled $145.2 million (78% of total revenue), $132.9 million (77% of total revenue) and $82.9 million (67% of total revenue), respectively.

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

Organizational Structure

The following are the active subsidiaries of ICTS as of December 31, 2015:

I-SEC Global Security B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries:
I-SEC International Security B.V. (The Netherlands - 100%), which holds the shares of:
Procheck International B.V. (The Netherlands - 100%)
I-SEC Nederland B.V. (Netherlands - 100%)
I-SEC Advanced Systems B.V. (Netherlands - 100%)
I-SEC Russia LLC (Russia - 100%)
I-SEC Spain Services Management S.L. ( Spain - 100%)
I-SEC Spain Security Management S.L. (Spain - 100%)
I-SEC Italy (Italy - 100%)
I-SEC Services Italia s.r.l. (Italy – 100%)
I-SEC Japan K.K. (Japan - 100%)
I-SEC International Security Portugal (Portugal - 100%)
I-SEC Germany GmbH (Germany - 100%) which holds the shares of:
I-SEC Deutsche Luftsicherheit GmbH (Germany - 100%)
I-SEC Nord GmbH (Germany - 100%)

ICTS USA, Inc. (New York - 100%) which holds the shares of:
Huntleigh USA, Corp. (New York - 100%)

AU10TIX B.V. (The Netherlands - 100%, formerly I-SEC Technologies B.V.) which holds the shares of:
10TIX Authentication and Identification Advanced Systems Ltd. (Israel – 100%)

AU10TIX Limited ( Cyprus – 100%)

Property, Plant and Equipment

The Company leases certain premises under various operating leases. Future minimum lease payments under such operating leases are as follows:

Year ended
December 31,
2016	$1,356
2017	424
2018	353
2019	316
2020	312
$2,761

Rent expense for the years ended December 31, 2015, 2014 and 2013 is $3.4 million, $3.3 million and $1.7 million, respectively.

Item 5.	Operating and Financial Review and Prospects

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

Overview

The Company operates in three reportable segments (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States. The technology segment is predominantly involved in the development and sale of identity security software to financial and other institutions, in Europe and the United States. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are listed below. Please refer to Note 2 of ICTS's consolidated financial statements included in this Annual Report for the year ended December 31, 2015 for a summary of ICTS's significant accounting policies.

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

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2015, 2014 and 2013:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2015	2014	2013
Revenue	$187,022	$172,929	$124,497
Cost of revenue	167,844	152,224	108,995
GROSS PROFIT	19,178	20,705	15,502
Operating expenses:
Research and development	2,565	2,207	2,182
Selling, general and administrative	20,406	17,316	16,925
Forgiveness of debt	-	-	(1,312)
Total operating expenses	22,971	19,523	17,795
OPERATING INCOME (LOSS)	(3,793)	1,182	(2,293)
Other income (expenses), net	(760)	448	(3,987)
INCOME (LOSS) BEFORE INCOME TAX BENEFIT (EXPENSE)	(4,553)	1,630	(6,280)
Income tax benefit(expense)	(149)	(90)	1,026
INCOME (LOSS) FROM CONTINUING OPERATIONS	(4,702)	1,540	(5,254)
Income (loss) from discontinued operations	-	(109)	1,821
NET INCOME (LOSS)	$(4,702)	$1,431	$(3,433)

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
Revenue	100.0%	100.0%	100.0%
Cost of revenue	89.7%	88.0%	87.5%
Gross profit	10.3%	12.0%	12.5%
Research and development expenses	1.4%	1.3%	1.7%
Selling, general and administrative expenses	10.9%	10.0%	13.6%
Forgiveness of debt	0.0%	0.0%	(1.1)%
Total operating expenses	12.3%	11.3%	14.3%
Operating income (loss)	(2.0)%	0.7%	(1.8)%
Other income (expense), net	(0.4)%	0.2%	(3.2)%
Income (loss) before income tax benefit (expense)	(2.4)%	0.9%	(5.0)%
Income tax benefit (expense)	(0.0)%	(0.0)%	0.8%
Income (loss) from continuing operations	(2.4)%	0.9%	(4.2)%
Income (loss) from discontinued operations	(0.1)%	(0.1)%	1.5%
Net income (loss)	(2.5)%	0.8%	(2.7)%

The following table sets forth, for the annual periods indicated, revenue generated by country:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2015	2014	2013
United States of America	$41,817	$39,983	$41,565
Netherlands	72,231	69,667	56,631
Germany	61,765	49,771	13,002
Other	11,209	13,508	13,299
Total	$187,022	$172,929	$124,497

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue

Total revenue increased from $172.9 million in 2014 to $187.0 million in 2015.

Revenue generated in the Netherlands was $72.2 million in 2015 compared to $69.7 million in 2014. The increase in revenue generated in the Netherlands was primarily a result of additional services provided to Schiphol Airport. The average exchange rate Euro-Dollar went down by 16.5%. Revenue generated in the Netherlands in 2015 based on the 2014 exchange rate would have totaled $86.4 million compared to $72.2 million according to the current exchange rate.

Revenue generated in Germany was $61.8 million in 2015 compared to $49.8 million in 2014. The increase in revenue generated in Germany was primarily a result of additional services provided to Frankfurt Airport. The average exchange rate Euro-Dollar went down by 16.5%. Revenue generated in Germany in 2015 based on the 2014 exchange rate would have totaled $74.0 million compared to $61.8 million according to the current exchange rate.

Revenue generated in the United States of America was $41.8 million compared to $40.0 million in 2014. The increase of revenue generated in the United States was primarily a result of additional services provided to different customers and increases in prices of certain services provided by the Company.

Revenue outside the Netherlands, Germany and the United States totaled $11.2 million compared to $13.5 million in 2014. The decrease in revenue from other locations was primarily a result of fewer services required by customers in certain locations.

Cost of revenue

Cost of revenue increased from $152.2 million or 88.0% in 2014 to $167.8 million or 89.7%. Increases from $152.2 million to $167.8 million relates primarily to increase in revenues in the Netherlands and Germany and costs relating to the extended contracts in those countries. In addition, in August 2015, following a decision of the State Supreme Court of Washington regarding increase of the minimum wages for the town of SeaTac, Washington, effective January 1, 2014, the Company recorded an accrual for this liability of which $3.0 million is expensed in cost of revenue.

Research and Development expenses (“R&D”)

R&D expenses increased from $2.2 million or 1.3% in 2014 to $2.6 million or 1.4% in 2015. The increase relates mostly to increases in the number of employees working in our technology segment.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses increased from $17.3 million or 10.0% in 2014 to $20.4 million or 10.9% in 2015. The increase from 10.0% in 2014 to 10.9% in 2015 is mostly a result of bonuses to certain officers in 2015 totaling $1.6 million compared to $0 in 2014.

Other income (expense), net

Other income (expense), net totaled $(0.8) million in 2015 compared to $0.4 million in 2014. Interest expense to a related party increased from $2.3 million in 2014 to $2.6 million in 2015. Borrowings from a related party continued to increase during the year 2015 thus increasing  the interest expense related to that loan.

Interest expense and bank charges increased from $1.1 million in 2014 to $1.4 million, mostly because of an increase of usage of the lines of credit in Europe and the United States.

Foreign currency gain in 2015 totaled $3.1 million in 2015 compared to $3.7 million in 2014. During 2015 the exchange rate between the Dollar and the Euro dropped from 1.21 Dollar per Euro as of December 31, 2014 to 1.09 Dollar per Euro as of December 31, 2015, a decrease of approximately 10%. As substantial balances of the Company’s liabilities are in Euro’s, the Company recorded a foreign currency gain in 2015. In 2014 the exchange rate between the Dollar and the Euro decreased by 12% which created higher foreign currency profit.

Income Tax Benefit (Expense)

The Company had income tax expense of $(0.1) million both in 2015 and 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue

Total revenue increased from $124.5 million in 2013 to $172.9 million in 2014.

Revenue generated in the Netherlands was $69.7 million in 2014 compared to $56.6 million in 2013.The increase in revenue generated in the Netherlands was primarily a result of additional services provided to Schiphol Airport. The effect of the exchange rates on 2014 revenue compared to 2013 was not significant.

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

Selling, General and Administrative Expenses (“SG&A”)

 SG&A expenses increased from $16.9 million or 13.6% in 2013 to $17.3 million or 10.0% in 2014. SG&A was fairly consistent at $16.9 million in 2013 compared to $17.3 million in 2014. Decrease from 13.6% of revenue in 2013 to 10.0% of revenue in 2014 is a result of increases in revenues primarily in the Netherlands and Germany.

Forgiveness of debt

During the year ended December 31, 2013, the Company reversed certain accounts payable in the amount of $1.3 million as the Company believes it is no longer obligated for these accounts payable.

Other income (expense), net

Other income (expense), net totaled $0.4 million in 2014 compared to $(4.0) million in 2013.

Interest expense to a related party was fairly consistent from $2.3 million in 2014 compared to $2.2 million in 2013. Borrowings from a related party, including accrued interest, increased from $36.6 million in 2013 to $38.5 million in 2014. Interest related to the related party debt is expected to increase in the future as borrowings from the related party are expected to increase.

Interest expense and bank charges were fairly consistent at $1.1 million both in 2014 and 2013.

Interest income related to uncertain tax positions totaled $0 million in 2014 compared to income of $0.3 million in 2013. Interest income in 2013 resulted from the Company’s reversal of an accrued expense following a  settlement with the IRS.

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

Income Tax Benefit (Expense)

The Company had income tax expense of $(0.1) million in 2014 compared to an income tax benefit of $1.0 million in 2013. The income tax benefit in 2013 relates primarily to the reversal of an accrued expense following a settlement of debt with the IRS, creating an income tax benefit of $1.1 million. This tax benefit was offset with $(0.1) million tax expense which relates primarily to certain profitable subsidiaries in Europe and the Far East, similar to the income tax expense of $(0.1) in 2014.

Income (Loss) from Discontinued Operations

Loss from discontinued operations in 2014 of $0.1 million relates primarily to discontinued operations of European subsidiaries. Income from discontinued operations in 2013 of $1.9 million relates primarily to the reversal of accrued expense following a settlement of certain income tax assessments with the IRS related to the discontinued entertainment segment.

The following table sets forth, for the annual periods indicated, certain financial data related to the Company’s reportable segments.

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Year ended December 31, 2015:
Revenue	$-	$185,519	$1,503	$187,022
Depreciation and amortization	1	655	57	713
Income (loss) from continuing operations	(3,182)	1,597	(3,117)	(4,702)
Total assets from continuing operations	440	41,056	853	42,349

Year ended December 31, 2014:
Revenue	$-	$172,102	$827	$172,929
Depreciation and amortization	3	689	69	761
Income (loss) from continuing operations	(99)	5,106	(3,467)	1,540
Total assets from continuing operations	404	34,006	461	34,871

Year ended December 31, 2013:
Revenue	$-	$124,130	$367	$124,497
Depreciation and amortization	2	671	91	764
Income (Loss) from continuing operations	(3,938)	2,373	(3,689)	(5,254)
Total assets from continuing operations	447	27,720	488	28,655

Corporate Segment

The Company’s loss from continuing operations in the corporate segment increased from $0.1 million in 2014 to $3.2 million in 2015.  The increase is primarily due to the following: (a) bonuses granted to certain officers in 2015 totaling $1.6 million compared to $0 in 2014.(b) Grant of $0.7 million to the Chairman of the Supervisory Board as compensation for the last eleven years. (c) Decrease of exchange rate income by $0.6 million.

The Company’s loss from continuing operations in the corporate segment decreased from $3.9 million in 2013 to $0.1 million in 2014.  The decrease is primarily due to the following: (a) foreign currency gain in 2014 totaled $3.7 million compared to foreign currency loss of $1.0 million in 2013 and (b) income of $0 in 2014 compared to $0.7 million related to treversal of accrual following the settlement of uncertain income tax positions with the IRS.

Airport Security and Other Aviation Services Segment

Increases in revenue from $172.1 million in 2014 to $185.5 million in 2015 relates primarily to: (a) an increase of revenues in Germany from $49.8 million in 2014 to $61.8 million in 2015. (b) An increase of revenues in the Netherlands from $69.7 million in 2014 to $72.2 million in 2015.

Revenue generated in the Netherlands, Germany and some other European countries was affected by exchange rate fluctuations as the average rate of the Euro–Dollar decreased by 16.5% in 2015 compared to 2014.

In 2015, the Company’s income from continuing operations related to aviation services was $1.6 million compared to $5.1 million in 2014. The 2015 profit includes an expense of $3.3 million relating to a  minimum wage increase in SeaTac Airport, Washington, USA, following a recent decision of the Washington State Supreme Court. According to the court’s decision, the minimum wage increase is effective from January 1, 2014. The Company has estimated that it has a liability of approximately $3.3 million for back wages and accrued interest and has recorded in 2015 an accrual for this liability.

Increase in revenue from $124.1 million in 2013 to $172.1 million in 2014 relates primarily to: (a) an increase of revenues in the Netherlands from $56.6 million in 2013 to $69.7 million in 2014. Revenue generated in the Netherlands increased primarily due to increases in services provided to customers (b) following an acquisition of a German company in the aviation security field, revenues in Germany were $49.8 million in 2014 compared to $13.0 in 2013 (since date of acquisition until December 31, 2013). In 2014, the Company’s income from continuing operations related to aviation services was $5.1 million compared to $2.4 million in 2013. The 2013 figures include a non-recurring income of $1.3 million related to forgiveness of debt as a result of the Company reversing certain accounts payable.

Technology Segment

Revenue in 2015 was $1.5 million compared to $0.8 million in 2014. The loss from continuing operations amounted to $3.1 million in 2015 compared to $3.5 million in 2014.

Revenue in 2014 was $0.8 million compared to 0.4 million in 2013. The loss from continuing operations to $3.5 million in 2014 compared to $3.7 million in 2013.

Liquidity and Capital Resources

The Company’s most significant expenditures consist of payroll, related costs and professional fees. The Company has historically financed such expenditures through cash flows from operations, funding received from lines of credit with lenders in the United States and Europe and borrowings from a convertible note arrangement with a related party.

As of December 31, 2015 and 2014, the Company had cash on hand of $7.9 million and $6.0 million, respectively, not including restricted cash of $4.4 million and $4.8 million as of December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014 the restricted cash serves as collateral for our letters of credit in the United States and restricted bank accounts in the Netherlands, which are restricted for payments to local tax authorities.

The Company has a working capital and shareholders’ deficits and a history of recurring losses from continuing operations and negative cash flows from operations. As of December 31, 2015 and 2014, the Company had a working capital deficit of $5.0 million and $2.5 million, respectively and shareholders’ deficit of $42.2 million and $39.1 million, respectively. During the years ended December 31, 2015, 2014 and 2013, the Company incurred income (loss) from continuing operations of $(4.7) million, $1.5 million and $(5.3) million, respectively, and provided (used) cash flows from operations of $(1.1) million, $1.8  million and $(7.7) million, respectively. Collectively, these factors raise substantial doubt about our ability to continue as a going concern.

The report of our independent registered public accounting firm on our 2015 consolidated financial statements includes an explanatory paragraph stating that there is substantial doubt with respect to our ability to continue as a going concern.

Management believes that our operating cash flows and a related party / third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash flows from operations and obtain additional financing from a related party or third parties will be successful. In May 2014, the Company increased its borrowing capacity under the convertible notes payable to related party to $37.0 million. In addition, in April 2015, the Company entered into a new line of credit arrangements in Europe to provide it with up to €5.5 million in borrowing capacity. In January 2016 the Company signed with the same bank a new line of credit arrangement to replace the previous agreement. According to the new agreement the line of credit increased up to €10.0 million.

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

Net cash used in operating activities in 2015 was $1.1 million. This used cash resulted primarily from net loss of $4.7 million and a non-cash charge of $0.7 million for depreciation and amortization. Net cash provided by continuing operating assets and liabilities of $2.8 million is primarily attributable to an increase in accrued expenses and other current liabilities of $9.1 million, increase of accounts payable of $0.5 million and increase of VAT payable of $0.5 million. This was offset by an increase in accounts receivable, net, of $6.3 million and an increase in prepaid expenses and other current assets of $1.0 million.

Net cash provided by operating activities in 2014 was $1.8  million. This provided cash resulted primarily from  net income from continuing operations of $1.5 million and a non-cash charge of $0.8 million for depreciation and amortization. Net cash used in continuing operating assets and liabilities of $0.4 million is primarily attributable to an increase in accounts receivable, net of $6.9 million, payments made to the U.S. Department of Labor of $0.3 million and decrease in other liabilities of $0.4 million. This was offset by an increase in accrued expenses and other current liabilities of $5.4 million increase of accounts payable of $0.7 million and increase of VAT payable of $1.2 million. Net cash used in discontinued operations in 2014 was $0.1 million.

Net cash used in operating activities in 2013 was $7.7 million. This use of cash resulted primarily from a net loss from continuing operations of $5.3 million and non-cash gain related to forgiveness of debt of $1.3 million. This amount was partially offset by:(a) a non-cash charge of $0.8 million for depreciation and amortization, and (b) amortization of deferred financing costs of $0.1 million. Net cash used by continuing operating assets and liabilities of $2.2 million is primarily attributable to an increase in accounts receivable, net of $3.5 million, decrease of accounts payable of $0.3 million, decrease in income taxes payable of $1.7 million following the 2013 reversal of accrual following a  settlement with the IRS and payments made to the U.S. Department of Labor of $0.3 million. This was offset by an increase in accrued expenses and other current liabilities of $2.8 million and increase of $0.5 million in other liabilities. Net cash provided by discontinued operations in 2013 was $0.1 million.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2015 was $1.1 million and consisted primarily of capital expenditures of $1.0 million.

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

Cash Flows from Financing Activities

Net cash provided by financing activities in 2015 was $7.8 million, which consisted primarily of an increase of $4.0 million, net, from the Company’s convertible note arrangement with a related party, an increase of $1.9 million on our line of credit in Europe and the United States and stock issuance for $1.7 million.

Net cash provided by financing activities in 2014 was $4.3 million, which consisted primarily of an increase of $5.7 million of  proceeds from our convertible note arrangement with a related party, a decrease in net borrowings on our lines of credit in Europe and the United States of $2.2 million and increase of cash overdraft of $0.8 million.

Net cash provided by financing activities in 2013 was $11.0 million, which consisted primarily of an increase of $7.3 million of net proceeds from our convertible note arrangement with a related party and an increase in net borrowings on our lines of credit in Europe and the United States of $4.1 million.

We expect to continue to draw down from our convertible note arrangement with a related party as necessary to meet our short-term cash needs. In addition, we increased several times a line of credit in Europe and expect to use the available funds pursuant to the new arrangement.

Borrowings

United States

The Company was a party to a credit facility with an independent lender, which provided it with up to  $10.5 million in borrowings subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 80% of eligible accounts receivable, as defined, plus (ii) 70% of eligible unbilled receivables, as defined, plus (iii) 100% of the Company’s $3.5 million in cash collateral plus (iv) 95% of a $1.0 million standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder. Borrowings under the credit facility were secured by the Company’s accounts receivable, unbilled receivables, equipment, cash, a $3.5 million certificate of deposit, and the $1.0 million letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

In June 2014, the Company amended the credit facility to decrease the maximum borrowing capacity to $6.5 million and amend existing financial and non-financial covenants, including the maintenance of a specified fixed charge coverage ratio. The borrowing base limitation was also amended and is equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of a $1,0 million standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder. In addition, as part of the amendment, the Company’s $3.5 million cash collateral was released and used to reduce outstanding borrowings under the credit facility. The credit facility expires in June 2016.

On March 2015, the Company amended it’s credit facility with its lender. The amendment revised existing financial covenants, including the maintenance of a specified fix charge coverage ratio and maintenance of minimum monthly EBITDA requirements. As of December 31, 2015 the Company is in violation of its financial covenants.  As of March 2016, the lender waaved this violation.

Borrowings made under the credit facility bore interest, which was payable monthly, at LIBOR (subject to a floor of 1.375%) plus 4.5% per annum (5.875% as of December 31, 2015).

The company evaluated the terms of the amendments and concluded that they do not constitute substantive modification.

As of December 31, 2015 and 2014, the Company had approximately $5.6 million and $5.3 million, respectively, outstanding under line of credit arrangements. As of December 31, 2015 and 2014, the Company had $0.9 million, and $0 million, respectively, in unused borrowing capacity under the line of credit facility.

Europe

In June 2013, the Company entered into a new line of credit arrangement with a commercial bank to provide it with up to €1.1 million ($1.3 million as of December 31, 2014) in borrowings. Borrowings under the line of credit bear interest at LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum, which is payable quarterly.

The borrowing capacity under the credit facility is reduced by €0.1 million every quarter, starting December 31, 2013. The line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. As of December 31, 2014, the Company had €0.6 ($0.7 as of December 31, 2014) in outstanding borrowings under the line of credit arrangement. The line of credit was replaced in April 2015.

In January 2014, the Company entered into a new line of credit arrangement with the same commercial bank to provide it with up to €0.8 ($1.0 as of December 31, 2014) in borrowings. Borrowings under the line of credit bear interest at LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum, which is payable quarterly. The borrowing capacity under the credit facility is reduced by €0.1 million every quarter, starting July 1, 2014. The line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. The line of credit expires on September 30, 2016. As of December 31, 2014, the Company had €0.6 million ($0.8 million as of December 31, 2014) in outstanding borrowings under the line of credit arrangement. The line of credit was replaced in April 2015.

In March 2014, the Company entered into a new line of credit arrangement with the same commercial bank to provide it with up to €1.1 million ($1.3 million as of December 31, 2014) in borrowings. Borrowings under the line of credit bear interest at LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum, which is payable quarterly. The borrowing capacity under the credit facility is reduced by €0.1 million every quarter, starting June 30, 2014. The line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. The line of credit expires on December 31, 2016. As of December 31, 2014, the Company had €0.8 million ($1.0 million as of December 31, 2014) in outstanding borrowings under the line of credit arrangement. The line of credit was replaced in April 2015.

In April 2015, the Company entered into a new line of credit arrangement with the same commercial bank to provide it with up to €5.5 million ($6.0 million as of December 31, 2015) in borrowings until further notice. Borrowings under the line of credit bear interest at LIBOR plus 3.75% (3.75% as of December 31, 2015) per annum. Non-borrowed amounts under this agreement bear interest of 0.75% per annum, which is payable quarterly.

The line of credit is secured by the accounts receivable and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. As of December 31, 2015 the Company had €5.0 million ($5.4 million as of December 31, 2015) in outstanding borrowings under the line of credit arrangement.

The line of credit replaces all other existing lines of credit with that commercial bank.

In August 2013, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €0.5 million ($0.5 million as of December 31, 2015) in borrowings. Borrowings under this arrangement bore interest at 3.5% per annum, which was payable on August 1, 2014, the original maturity date of the arrangement. In July 2014, the line of credit arrangement was extended until August 1,2015. The line of credit is secured by a bank guarantee provided by an entity related to the Company’s main shareholder as well as a guarantee from another bank. In July 2015, the line of credit was fully paid and the line of credit expired. As of December 31, 2014 the Company had €0.5 million ($0.6 million as of December 31, 2014) in outstanding borrowings under the line of credit arrangement.

In November 2013, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €1.2 million ($1.3 million as of December 31, 2015) in borrowings. Borrowings under the line of credit arrangement bear interest at 1.2% per annum, which is payable quarterly. The line of credit is secured by a guarantee provided by an entity related to the Company’s main shareholder. The line of credit was originally set to expire in May, 2014 and was extended until July 31, 2015. In June 2014, the borrowing capacity under the line of credit was increased up to €1.5 million ($1.6 million as of December 31, 2015). In December 2015 the borrowing capacity was reduced by €1.2 million ($1.3 million as of December 31, 2015). As of December 31, 2015 and 2014, the Company had €0.4 million and €1.3 million ($0.4 million and $1.5 million as of December 31, 2015 and 2014, respectively) in outstanding borrowings under the line of credit arrangement.

The Company’s weighted average interest rate in Europe during he years ended December 31, 2015, 2014 and 2013 is 3.2%, 3.5% and 3.7% respectively.

Related party financing

In November 2013, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $32 million in revolving loans through November 2015. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $1.50 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In May 2014, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $37 million in revolving loans through December 2016. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $1.50 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In October 2015, the Supervisory Board of Directors approved a reduction to the convertible price of the unpaid interest from $1.50 per share to $0.75 per share. In addition, the loan period was extended till January 1, 2018. The term of the arrangement can be automatically extended for four additional six months periods at the option of the holder. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a free-standing derivative  instrument or contained any intrinsic value which would be considered beneficial.

The Company’s weighted average interest during the years ended December 31, 2015, 2014 and 2013 is 5.99%, 6.06% and 6.18%, respectively.

At December 31, 2015 and 2014, convertible notes payable to a related party consist of $29.0 million and $30.2 million respectively, in principal and $10.4 million and $8.3 million respectively, in accrued interest. Interest expense related to these notes is $2.6 million, $2.3 million and $2.2 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $2.6 million, $2.2 million and $2.2 million during the years ended December 31, 2015, 2014 and 2013, respectively.

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

Future Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2015:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
		Less than	1-3	4-5	more than
	Total	1 year	years	years	5 years
Line of credit in the U.S.	$5,569	$5,569	$-	$-	$-
Consulting agreements	1,063	218	518	327	-
Lines of credit in Europe	5,840	5,840	-	-	-
Convertible notes payable -
related party (including interest)	39,402	-	39,402	-	-
Operating lease obligations	2,761	1,356	1,093	312	-
Future interest and fees on line of
credit and convertible notes
payable to related party (1)	9,303	-	9,303	-	-
	$63,938	$12,983	$50,316	$639	$-

(1)Interest and fees are estimated based on future interest rates expected to be applicable.

The following table summarizes the Company’s other future commercial obligations as of December 31, 2015:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
		Less than	1-3	4-5	more than
	Total	1 year	years	years	5 years

Guarantees	$290	$290	$-	$-	$-
Letters of credit	274	274	-	-	-
	$564	$564	$-	$-	$-

Item 6.	Directors, Senior Management and Employees

The following table lists the directors and executive officers of ICTS:

	Age	Position
Menachem Atzmon	71	Chairman of the Supervisory Board
David W. Sass	80	Member of the Supervisory Board
Gail F. Lieberman	72	Member of the Supervisory Board, Member of the Audit Committee and Chairman of the Compensation Committee
Gordon Hausmann	70	Member of the Supervisory Board, Member of the Compensation Committee and Member of the Audit Committee
Philip M. Getter	79	Member of the Supervisory Board, Chairman of the Audit Committee
Ran Langer	70	Managing Director
Alon Raich	40	Chief Financial Officer

Menachem J. Atzmon is a CPA (Isr). From 1996 until 2012 Mr. Atzmon has been the managing director of Albermale Investment Ltd., an investment company. Since 1998 until 2012 he has served as the Chairman of the Management Board of Seehafen Rostock, Umschlagsgesellschaft GmbH and its Holding Company. Mr. Atzmon has been a member of the Supervisory Board of ICTS since 1999 and acts as the Chairman of the Supervisory Board since 2004. Since 2010 he serves as the Chairman of the of Arrow Ecology & Engineering Overseas (1999) Ltd, an advance recycling company. During 2014 Mr. Atzmon was appointed in addition to his role of Chairman of the Supervisory Board to CEO of the Arrow Ecology & Engineering Overseas Ltd.

David W. Sass for the past 54 years has been a practicing attorney in New York City and is currently a senior partner in the law firm of McLaughlin & Stern, LLP. He has been a director of ICTS since 2002 and is also a director of several privately held corporations. He is an Honorary Trustee of Ithaca College and a director of the TCI College of Technology.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Tradeworx, a private financial technology company and the South Central Connecticut Regional Water Authority. Formerly she served as board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

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

Philip M. Getter has been on the board of TCI College of Technology and since 2012 been Chairman of TCI. Since 1985 he has been managing member of GEMPH Development LLC a major shareholder of EVCI Career Colleges and the sole shareholder of TCI College.  From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was most recently head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. He has more than thirty years of corporate finance experience. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and then Senior Partner of Devon Securities, an international investment banking boutique from 1969 to 1975. From 1975 to 1984 he was President/CEO of Generics Corporation of America, one of the largest generic drug manufacturers in the United States. As Chairman and CEO of Wolins Pharmaceutical (1977 to 1984) he led the reorganization and restructuring of this direct to the profession distributor of pharmaceuticals. Mr. Getter was Chairman of Inksure Technologies, Inc. and a director from 2003 thru 2009. He has been a member of the League of American Theatres and Producers/The Broadway League, Chairman of the Executive Committee of The Kurt Weill Foundation for Music, and a Director of the American Theatre Wing, the TONY (awards) Administration as well as OBIE Administration Committee and has produced for Broadway, television and film.

Ran Langer joined ICTS in 1988 through 1998 as General Manager of the German subsidiaries of ICTS. From 1998 to 2013, he served as General Manager of Seehafen Rostock Umschlagsgesellschaft GmbH, the operator of the Seaport in Rostock, Germany. Mr. Langer became a Managing Director of ICTS in 2004. In 2013 Mr. Langer  was appointed also as CEO of I-SEC International Security B.V., a fully owned subsidiary of ICTS.

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

Summary Compensation Table

The following table sets forth compensation earned by the Company’s Managing Directors and the highest paid executives during the years 2012 until 2014 (U.S. Dollars in thousands):

					Non-equity	Nonqualified	Number	Number
					Incentive	Deferred	of	of
Principal				All Other	Plan	Compensation	Option	Stock
Position	Year	Salary	Bonus	Compensations	Compensation	Earnings	Awards	Awards	Total
		$	$	$	$	$			$
Managing	2015	222	1,110	21	-	-	-	-	1,353
Director	2014	191	0	21	-	-	-	-	212
(a)	2013	70	33	9	-	-	-	-	112
Managing	2015	-	-	-	-	-	-	-	-
Director	2014	-	-	48	-	-	-	-	48
	2013	-	-	58	-	-	-	-	58
General Manager	2015	128	73	22	-	-	-	-	223
of a subsidiary	2014	153	80	26	-	-	-	-	259
(b)	2013	146	0	26	-	-	-	-	172
General Manager	2015	-	-	-	-	-	-	-	-
of a subsidiary	2014	-	-	-	-	-	-	-	-
(c)	2013	267	148	46	-	-	-		461

a. Highest paid employee in 2015
b. Highest paid employee in 2014
c. Highest paid employee in 2013

Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $10 and a fee for each Supervisory Board or committee meeting attended of $1. The Chairman of the Audit Committee receives an additional $20 per year.

Mr. Langer has been employed as Managing Director since 2004 without compensation. During 2013, the Company signed an employment agreement with Mr. Langer for which he will be entitled to a yearly salary of €144 per year ($160 as of December 2015). In May 2015 the compensation committee and the Supervisory Board approved to increase Mr. Langer’s salary to €240 per year ($222 as of December 2015) and a one-time bonus of €1,000 ($1,110 as of December 31, 2015).

Mr. Nir has been employed as a Managing Director since 2008 until December 31, 2014, at an annual cost of $0, $48 and  $58 during the years 2015, 2014 and 2013, respectively.

In December 2015 the compensation committee approved an increase in the Supervisory Board fees starting 2016. The annual fee was increased to $20 and the fee for each supervisory board or committee meeting was increased to $2. The Chairman of the Audit Committee receives an additional $10 per year. In addition, the compensation committee approved an annual fee of $60 for the Chairman of the Supervisory Board, in addition to a one time grant of  $660 representing the annual salary for the last eleven years for which he was not compensated.

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2015.

	Salaries, fees,	Pension, retirement
	commissions	and other
	and bonuses	similar benefits
	(in thousands)

Directors as a group (5 persons)	$752	$-
All officers as a group(4 persons)	$2,308	$85

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

The members of the Supervisory Board as of December 31, 2015 and the initial year they joined the Supervisory Board are as follows: Menachem Atzmon (1999), Gordon Hausmann (2005), David W. Sass (2002), Gail F. Lieberman (2010) and Philip M. Getter (2003).

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

Employees

As of December 31, 2015, we have 5,536 employees, of which 3,302 employees are located in Europe, Far East and Israel and 2,234 are located in the United States.

Share Ownership

See tables under Item 7: "Major Shareholders" and "Related Party Transactions" below.

Options to Purchase Securities

In February 2005, the Company adopted the 2005 Equity Incentive Plan and reserved 1,500,000 shares of common stock for future issuance. The plan expired in 2015 (the "Plan").

The Plan provided means whereby employees, officers, directors, and certain consultants and independent contractors of the Company ("Qualified Grantees") may acquire the Common Shares of the Company pursuant to grants of (i) Incentive Stock Options ("ISO"), (ii) non-qualified stock options (the NQSO) and (iii) restricted stock. A summary of the significant provisions of the Plan is set forth below. The following description of the Plan is qualified in its entirety by reference to the Plan itself.

The purpose of the Plan was to further the long-term stability, continuing growth and financial success of the Company by attracting and retaining key employees, directors and selected advisors through the use of stock incentives, while stimulating the efforts of these individuals upon whose judgment and interest the Company is and will be largely dependent for the successful conduct of its business. The Company believed that the Plan would strengthen these persons' desire to remain with the Company and will further the identification of those persons' interests with those of the Company's shareholders.

The Plan was administered by the Compensation Committee of the Supervisory Board.

The Plan provided that options to purchase up to 1,500,000 Common Shares of the Company may have been issued to the employees, certain consultants and directors.

The exercise price of shares of Company Stock covered by an ISO and NQSO should have not been less than 100% of the fair market value of such shares on the date of grant; provided that if an ISO was granted to an employee who, at the time of the grant was a 10% shareholder, then the exercise price of the shares covered by the incentive stock option should have not been less than 110% of the fair market value of such shares on the date of grant. The Plan also provided for cashless exercise of Options at the discretion of the Compensation Committee. In such event, there would have been a charge to the earnings of the Company with respect to the cashless exercise of the Options.

The Compensation Committee could determine the number of shares that would be awarded to a participant as restricted stock and the provisions relating to risk of forfeiture and may determine that the restricted stock is only earned upon the satisfaction of performance goals established by the Committee. The Committee should have also determine the nature, length and starting date of any performance period and the terms thereof.

As of December 31, 2015 there are 150,000 options outstanding under the plan. As the plan expired there are no more options available for grant under this plan.

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

As of December 31, 2015, there were no outstanding options under the plan. Options available for grant under the plan are 1,500,000. The plan expires in 2018.

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

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Common Shares as of April 15, 2016 with respect to:

(1) Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Shares.

(2) Each director or officer who holds more than 1% of the Common shares. Except the Chairman of the Supervisory Board none of the directors or officers owns 1% or more of ICTS outstanding share capital.

(3) All directors and officers as a group.

	Percent of
	Amount Beneficially	Common Shares
Name Shareholders Holding Five Percent or More	Owned (a)	Outstanding (b)

MacPherson Trust (c)	44.2%	4,847,226
Menachem J. Atzmon	13.7%	1,500,000
Igal Tavori	11.0%	1,202,483
Amos Megides	9.4%	1,025,692
All officers and directors as a group including
the MacPherson Trust (10 persons)	71.9%	7,833,272

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

(c)  1. The MacPherson Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds together with the Trust approximately 44.2% of the issued and outstanding Common Shares on behalf of the Trust. Mr. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation, Limited and the MacPherson Trust together with Mr. Atzmon are able to appoint all the directors of ICTS and control the affairs of ICTS.

2. As of April 15, 2016 the Company received loans from a related party in the total amount of $30.3 million and accrued interest of $11.2 million. The principle is convertible to the Company’s common stock at a rate of $1.50 per share and the accrued interest is convertible at a rate of $0.75 per share. The calculation above does not take into consideration the conversion of those loans.

Review, Approval or Ratification of Transactions with Related Persons

All ongoing and future transactions between us and any of our officers and directors and their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by the Audit Committee (whose members are “independent” directors) and by a majority of our disinterested “independent” directors (to the extent we have any) or the members of our Supervisory Board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel.  We will not enter into any such transaction unless our disinterested (“independent”) directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.  We will not enter into a business combination or invest alongside any of our directors, officers, any affiliate of ours or of any of our directors or officers or a portfolio company of any affiliate of our directors or officers.

Related Party Transactions

Entities related to two of the Company’s Supervisory Board members provide legal services to the Company. Legal expense related to these services is $47 thousand, $58 thousand and $36 thousand for the years ended December 31, 2015, 2014 and 2013, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $28 and $64 due for these services as of December 31, 2015 and 2014, respectively.

In January 2009, the Company engaged the services of a related party to provide certain selling and management services to its technology segment. The Company incurred expenses of $0.2 million for such services for each of the years ended December 31, 2015, 2014 and 2013, respectively.

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

In February 2014, the Company engaged the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $48 and $49 for such services for the years ended December 31, 2015 and 2014 respectively.

In May 2014, the Company engaged the services of a related party to provide certain administrative services. The Company incurred expenses of $15 for such services for each of the years ended December 31, 2015 and 2014,respectively.

In December 2015 the Supervisory Board approved an annual compensation for the Chairman of the Board, a related party, of $60. In addition, as the Chairman of the Supervisory Board was not compensated for the last eleven years, a one-time grant of $0.7 million was approved.

In December 2015, the Company issued 2.9 million shares to certain Supervisory and Management Directors as well as officers of the Company for a price of $0.60 per share.

Item 8.	Financial Information

The Consolidated Financial Statements and Financial Statement Schedule are included herein on pages F-1 through F-33.

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

All the wrongful death personal injury cases have been settled or dismissed at no cost to the Company because the payments were covered by the Company’s insurance.  The Court approved the settlements.

All but one of the property loss cases also has been settled at no cost to the Company, because the payments were covered by the Company’s insurance. One of the property loss cases remain pending against, among others, the Company.

The Court granted defendants motion for summary judgements that the plaintiffs have appealed and oral arguments have been held. The plaintiffs in that case are seeking reimbursement for claimed damages relating to theirlease of the towers. The defendants are hopeful that the remaining property loss cases will be dismissed.

In any event, the Company has already paid the limits of its liability insurance in settlement costs. The Company contends that a federal statute passed after the events of September 11, 2001 protects it from having to make any further monetary payments, regardless of whether it is found liable in any of the remaining cases.

Claims by former employees

The Company is subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $0.7 million. At the present time, the Company is not able to determine the likelihood of an unfavorable outcome or estimate a range of potential loss related to these matters.

Minimum wage increase

In August 2015, the Company was informed about a court decision, which approved an increase to the minimum wage for the city of SeaTac, Washington (location of Seattle Airport). The increase to the minimum wage was originally approved by a vote in King County, Washington in 2013 (to be effective January 1, 2014); however, a court ruled that SeaTac employees were excluded from this increase because the airport was under the jurisdiction of the Port of Seattle and not the city of SeaTac. In August 2015, this decision was overturned by the State Supreme Court and accordingly, the Company is required to increase the minimum wage of its employees at the SeaTac Airport according to the court decision, effective January 1, 2014. The Company has estimated that it has a liability of approximately $3.3 million for back wages(inclusive of interest amounting to approximately $0.3 million as of December 31, 2015 and has recorded an accrual for this liability.

The Company is also a party to a lawsuit from a former employee seeking class action status and payment of back wages.

General

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination, and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount can be reasonably estimated. Management has concluded that such claims, in the aggregate, would not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

Item 9.	The Offer and Listing

Our shares of common stock are currently traded on the OTC under the symbol ICTSF.

The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2011	$1.50	$0.40
2112	$1.60	$0.04
2013	$1.39	$0.45
2014	$2.39	$0.75
2015	$0.85	$0.51

The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2015	High	Low
First quarter	$0.85	$0.59
Second quarter	$0.73	$0.55
Third Quarter	$0.79	$0.56
Fourth Quarter	$0.60	$0.51

2014	High	Low
First quarter	$0.90	$0.75
Second quarter	$2.39	$0.87
Third Quarter	$1.30	$0.96
Fourth Quarter	$1.20	$0.85

2013	High	Low
First quarter	$0.70	$0.45
Second quarter	$1.38	$0.45
Third Quarter	$1.37	$1.05
Fourth Quarter	$1.39	$0.75

Item 10.	Additional Information

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

The common shares may be in bearer or registered form. As of December 31, 2015, 10,961,698 shares were issued and outstanding.

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

Issues of new shares and pre-emptive rights

The authority to issue shares is vested in the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the shareholders to another corporate body for a period not exceeding five years. The issuance of the common shares is generally subject to shareholder pre-emptive rights, except to the extent that such pre-emptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or by the corporate body designated to do so by the general meeting of shareholders. Such a designation may only take place if such corporate body has also been designated to issue shares. In this regard, the general meeting of shareholders has authorized our Supervisory Board to issue any authorized and unissued shares at any time up to five years from December 17, 2012, the date of such authorization, and has authorized the Supervisory Board to exclude or limit shareholder pre-emptive rights with respect to any issuance of common shares prior to such date. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the Supervisory Board of directors of a surviving company may resolve to legally merge the company).

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

The declaration of dividends will be at the discretion of the Company’s Supervisory Board of directors and will depend upon the Company’s earnings, capital requirements, financial position, general economic conditions, and other pertinent factors. The Company cannot assure Holders that dividends will be paid in the future.

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

Taxation on Sale or Disposition of Shares

Subject to the discussion below regarding passive foreign investment companies, U.S. Holders will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's adjusted tax basis in the shares. In general, a U.S. Holder's adjusted tax basis in the shares will be equal to the amount paid by the U.S. Holder for such shares reduced by any distribution in excess of the earnings and profits of the Company. For shares held for one year or less, any such gain or loss will generally be treated as short-term gain or loss. Short-term capital gains are taxed at the same rate as ordinary income. If the shares have been held for more than a year, any such gain or loss will generally be treated as long-term capital gain or loss. U.S. Holders are advised to consult a competent tax adviser regarding applicable capital gains tax provisions and sourcing of capital gains and losses for foreign tax credit purposes.

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

Passive Foreign Investment Company

Management has determined that the Company has not been a passive foreign investment company (“PFIC”) for United States federal income tax purposes for prior taxable years and believes that the Company will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and thus subject to change.  The Company would be a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held shares, either (i) at least 75% of the Company’s gross income for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are assets that produce or are held for the production of passive income. Under a “look-through” rule, a corporation takes into account a pro rata share of the income and the assets of any corporation in which it owns, directly or indirectly, 25% or more of the stock by value.  Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. The 50% asset test would apply to the Company based on fair market values.

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

Corporate Income Taxes

We are incorporated under the laws of the Netherlands and are therefore subject to the tax laws of the Netherlands. In 2015 the standard corporate income tax rate was 20% on profits up to €0.2 million ($0.2 million as of December 31, 2014) and 25% on the excess. In 2016 the standard corporate income tax rate will be the same as in 2015.

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

The first €0.8 million ($0.9 million as of December 31, 2015) of “excessive participation interest” is exempt from the interest deduction limitation and is therefore deductible (unless other interest limitation rules apply). “Excessive participation interest” that exceeds the €0.8 million threshold is not tax deductible; it makes no difference if this interest is paid to related entities or to third parties.

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

Documents on display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission ("SEC"). These materials may be inspected at the Company's office in Schiphol-Oost, The Netherlands. Documents filed with the SEC may also be read and copied at the SEC's public reference room at 100 F Street N.E. Room 1580 Washington, DC 20549 USA. For further information please call the SEC at 1-800-SEC-0330.. All the SEC filings made electronically by ICTS are available to the public  on the  SEC web site at http://www.sec.gov (commission file number 0-28542). Those reports are also available free of charge at www.icts-int.com.

Subsidiary Information

Not applicable

Item 11.	Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2015, approximately 22% of the Companies revenues were derived in the United States, and approximately 78% was derived in Europe and the Far East.  The Company is subject to market risks associated with foreign currency exchange rate fluctuations.  We do not utilize derivative instruments to manage its exposure to such market risk.  As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk - We are subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. We believe that moderate interest rate increases will not have a material impact on the Company’s consolidated financial  position, result of operations and cash flows. An increase of 1% in the interest rate would have increased the Company's interest expense for bank loans, convertible notes payable to a related party and other parties, by approximately $0.5 million in the year ended December 31, 2015.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.	Controls and Procedures

Management's report on internal control over financial reporting

(a) Our management, including our Managing Director and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(d) and 15d-15(d) of the Exchange Act) as of the end of the period covered by this annual report (the “Evaluation Date”). Based on such evaluation, the Managing Director and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective.

 (b)  Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Managing Director and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

(c) On the evaluation conducted by our Managing Director and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2015 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees billed by our independent registered public accounting firms, Mayer Hoffman McCann CPAs ("MHM"), for services rendered to us during the years ended December 31, 2015 and 2014. The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2015	2014
Audit fees	$205	$210
Audit related fees	-	-
Tax fees	-	-
Total fees	$205	$210

Item 16D.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16E.	Change in Accountants Disclosure

Not applicable.

Item 16F.	Corporate Governance.

There are no significant differences between the corporate governance practices in the Netherlands and the U.S. The Company has adopted the U.S. practices.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-33.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

By:	/s/ Ran Langer
Name:	Ran Langer
Title:	Managing Director

Date:	April 27, 2016

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2015 ANNUAL REPORT

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Directors and Shareholders of
ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of ICTS International N.V. and Subsidiaries (the "Company") as of December 31, 2015 and 2014 and the related consolidated statements of operations and comprehensive income (loss), shareholders' deficit, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule presented on page F-39 for each of the three years in the period ended December 31, 2015. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and on the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICTS International N.V. and Subsidiaries as of December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

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
April 27, 2016

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share data)
	December 31,
ASSETS	2015	2014
CURRENT ASSETS:
Cash and cash equivalents	$7,912	$5,973
Restricted cash	4,388	4,759
Accounts receivable, net	25,715	20,991
Prepaid expenses and other current assets	1,987	1,036
Current assets from discontinued operations	-	134
Total current assets	40,002	32,893

Deferred tax assets, net	92	131
Property and equipment, net	1,493	1,257
Goodwill	314	314
Other assets	448	410
Total assets	$42,349	$35,005

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable-banks	$11,412	$10,022
Accounts payable	3,079	2,786
Accrued expenses and other current liabilities	25,065	17,086
Income taxes payable	89	53
Value added tax (VAT) payable	5,362	5,430
Current liabilities from discontinued operations	-	102
Total current liabilities	45,007	35,479

Convertible notes payable to a related party, including
accrued interest	39,403	38,504
Other liabilities	147	81
Total liabilities	84,557	74,064

COMMITMENTS AND CONTINGENCIES (NOTES 11 and 14)
SHAREHOLDERS' DEFICIT:
Common stock, €0.45 par value;
33,333,334 shares authorized as of December 31,
2015 and 2014; 10,961,698 and 8,061,698 shares
issued and outstanding as of December 31, 2015
and 2014, respectively	5,928	4,507
Additional paid-in capital	21,267	20,949
Accumulated deficit	(61,896)	(57,194)
Accumulated other comprehensive loss	(7,507)	(7,321)
Total shareholders' deficit	(42,208)	(39,059)
Total liabilities and shareholders' deficit	$42,349	$35,005

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(US $ in thousands, except share data)

	For the Years Ended December 31,
	2015	2014	2013

Revenue	$187,022	$172,929	$124,497
Cost of revenue	167,844	152,224	108,995
GROSS PROFIT	19,178	20,705	15,502
Operating expenses:
Research and development	2,565	2,207	2,182
Selling, general, and administrative	20,406	17,316	16,925
Forgiveness of debt	-	-	(1,312)
Total operating expenses	22,971	19,523	17,795
OPERATING INCOME (LOSS)	(3,793)	1,182	(2,293)
Other income (expense), net	(760)	448	(3,987)
INCOME (LOSS) BEFORE INCOME TAX BENEFIT (EXPENSE)	(4,553)	1,630	(6,280)
Income tax benefit (expense)	(149)	(90)	1,026
INCOME (LOSS) FROM CONTINUING OPERATIONS	(4,702)	1,540	(5,254)
Income (loss) from discontinued operations,
net of income tax benefit (expense) of
$0, $0 and $1,221 in 2015, 2014 and
2013, respectively	-	(109)	1,821
NET INCOME (LOSS)	$(4,702)	$1,431	$(3,433)

INCOME (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations	$(0.58)	$0.19	$(0.66)
Discontinued operations	-	(0.01)	0.23
Net income (loss)	$(0.58)	$0.18	$(0.43)

Weighted average number of shares outstanding	8,085,599	8,054,390	8,036,780

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$(4,702)	$1,431	$(3,433)
Translation adjustment	(186)	(168)	(276)
Comprehensive income (loss)	$(4,888)	$1,263	$(3,709)

               See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(US $ in thousands, except share data)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Deficit
BALANCE AT DECEMBER 31, 2012	8,036,698	$4,492	$20,891	$(55,192)	$(6,877)	$(36,686)
Exercise of stock options	5,000	3	(3)	-	-	-
Stock based compensation	-	-	39	-	-	39
Net loss	-	-	-	(3,433)	-	(3,433)
Translation adjustment	-	-	-	-	(276)	(276)

BALANCE AT DECEMBER 31, 2013	8,041,698	4,495	20,927	(58,625)	(7,153)	(40,356)
Issuance of common stock	20,000	12	8	-	-	20
Stock based compensation	-	-	14	-	-	14
Net income	-	-	-	1,431	-	1,431
Translation adjustment	-	-	-	-	(168)	(168)

BALANCE AT DECEMBER 31, 2014	8,061,698	4,507	20,949	(57,194)	(7,321)	(39,059)
Issuance of common stock	2,900,000	1,421	318	-	-	1,739
Net income	-	-	-	(4,702)	-	(4,702)
Translation adjustment	-	-	-	-	(186)	(186)

BALANCE AT DECEMBER 31, 2015	10,961,698	$5,928	$21,267	$(61,896)	$(7,507)	$(42,208)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US $ in thousands, except share data)
	Year Ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(4,702)	$1,431	$(3,433)
Income (loss) from discontinued operations	-	(109)	1,821

Income (loss) from continuing operations	(4,702)	1,540	(5,254)
Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Depreciation and amortization	713	761	764
Amortization of deferred financing costs	-	-	123
Gain on the sale of property and equipment	-	(10)	(29)
Forgiveness of debt	-	-	(1,312)
Bad debt expense (income)	(43)	30	30
Deferred income taxes	26	(30)	38
Stock-based compensation	-	14	39
Stock issued for services	-	20	-
Changes in assets and liabilities:
Accounts receivable, net	(6,279)	(6,926)	(3,452)
Prepaid expenses and other current assets	(1,020)	(72)	(122)
Other assets	(15)	16	(20)
Accounts payable	463	659	(272)
Accrued expenses and other current liabilities	9,102	5,354	2,774
VAT Payable	491	1,242	450
Income taxes payable	40	(3)	(1,659)
Liability to United States Department of Labor	-	(259)	(323)
Other liabilities	66	(406)	470
Net cash provided by (used in) in discontinued
operations	27	(124)	65

Net cash provided by (used in) operating activities	(1,131)	1,806	(7,690)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,037)	(645)	(699)
Proceeds from sale of property and equipment	-	9	95
Change in restricted cash	(91)	1,859	(1,515)

Net cash provided by (used in) investing activities	$(1,128)	$1,223	$(2,119)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONCLUDED)
(US $ in thousands, except share data)

	Year Ended December 31,
	2015	2014	2013

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings (repayments) under lines of credit, net	1,877	(2,194)	4,056
Net proceeds from convertible notes payable
to a related party	3,965	5,675	7,257
Proceeds from stock issuance	1,739	-	-
Increase (decrease) in cash overdraft	264	800	(272)

Net cash provided by financing activities	7,845	4,281	11,041

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE
RATES ON CASH AND CASH EQUIVALENTS	(3,647)	(4,471)	957

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,939	2,839	2,189

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,973	3,134	945

CASH AND CASH EQUIVALENTS, END OF YEAR	$7,912	$5,973	$3,134

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Cashless exercise of stock options	$-	$-	$3

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$543	$748	$635

Income taxes	$305	$100	$218

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 1 – ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS” or “Company”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as the "Company") operate in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other services to airlines and airport authorities, predominantly in Europe and the United States. The technology segment is predominantly involved in the development and sale of identity security software to financial and other institutions, predominantly in Europe and the United States of America.

Liquidity and Financial Condition

The Company has a working capital and shareholders’ deficit and a history of losses from continuing operations and negative cash flows from continuing operations. As of December 31, 2015 and 2014, the Company has a working capital deficit of $5,005 and $2,455, respectively and shareholders’ deficit of $42,208 and $39,059, respectively. During the years ended December 31,2015, 2014 and 2013, the Company incurred income (losses) from continuing operations of ($4,702), $1,540 and ($5,254), respectively, and positive (negative) cash flows from operations of ($1,131), $1,806 and ($7,690), respectively. Collectively, these factors raise substantial doubt about the Company's ability to continue as a going concern.

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

Restricted Cash

Restricted cash as of December 31, 2015 consists of: (a) $274 held in a bank account that serves as cash collateral for outstanding letters of credit, which is to be released from restriction on various dates from October 2016 to December 2016 and (b) $4,114 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

Restricted cash as of December 31, 2014 consists of: (a) $274 held in a bank account that serves as cash collateral for outstanding letters of credit, which was released from restriction on various dates from October 2015 to December 2015 and (b) $4,485 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customer and current economic trends. The Company writes off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible. As of December 31, 2015 and 2014, the allowance for doubtful accounts is $50 and $ 116, respectively.

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

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The assessment begins with an analysis of qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is determined that goodwill should be reviewed for impairment, then a discounted cash flow analysis is performed to determine whether the goodwill is recoverable. If the carrying value of the goodwill is not recoverable based upon the discounted cash flow analysis, then an impairment charge is recorded for the difference between the carrying value and the fair value of the goodwill. During the years ended December 31, 2015, 2014 and 2013, the Company has not recorded any impairment charges on its goodwill.

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2015, 2014, and 2013, the Company did not record any impairment charges on its long-lived assets.

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

Comprehensive Income (Loss) and Accumulated Other Comprehensive Loss

The Company's comprehensive income (loss) for the years ended December 31, 2015, 2014 and 2013 consists of the Company’s net income (loss) and foreign currency translation adjustments.

Accumulated other comprehensive loss consist of the Company’s foreign exchange currency adjustments.

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

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs during the years ended December 31, 2015, 2014 and 2013 are $202, $130 and $89, respectively.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities resulting from a change in tax rates is recognized in the period that includes the enactment date.

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

Because the Company incurred losses from continuing operations during the years ended December 31, 2015 and 2013, all potentially dilutive securities were excluded from the computation of diluted income (loss) per share during these years because the effect of including them is anti-dilutive.

Although the Company had an income from continuing operations for the year ended December 31, 2014, all potentially dilutive securities were excluded from the computation of diluted income (loss) per share as the conversion rate of the convertible note payable to a related party and the exercise price of the stock options was higher than the market price of the Company’s common stock as of December 31, 2014 and the effect of including them is anti-dilutive.

The following table summarizes the number of shares of common stock attributable to potentially dilutive securities outstanding for each of the periods which were excluded from the calculation of diluted income (loss) per share:

	Year Ended December 31,
	2015	2014	2013

Stock Options	150,000	150,000	150,000
Shares Issuable upon Conversion of
Convertible Notes Payable to a Related Party	33,171,710	25,669,039	24,379,883
Total	33,321,710	25,819,039	24,529,883

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other current liabilities, income taxes payable and notes payable - banks approximate their carrying values due to the short-term nature of the instruments. The carrying values of the convertible notes payable to a related party and other liabilities are not readily determinable because: (a) these instruments are not traded and, therefore, no quoted market prices exist upon which to base an estimate of fair value and (b) there were no readily determinable similar instruments on which to base an estimate of fair value.

Concentration of Credit Risk

Financial instruments which are subject to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Company maintains cash and cash equivalents and restricted cash in accounts with financial institutions in the United States, Europe, Japan and Israel. As of December 31, 2015, accounts at financial institutions located in the United States are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250 per institution. As of December 31, 2015, cash and cash equivalents and restricted cash of $318 is being held in the United States. Bank accounts located in Europe, Japan and Israel, totaling $11,982 as of December 31, 2015, are uninsured.

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

Revenue from two customers represented 70% of total revenue during the year ended December 31, 2015, of which one customer accounted for 37% and the other customer accounts for 33% of total revenue. Accounts receivable from these two customers represented 64% of total accounts receivable as of December 31, 2015.

Revenue from two customers represented 67% of total revenue during the year ended December 31, 2014, of which one customer accounted for 38% and the other customer accounted for 29% of total revenue. Accounts receivable from these two customers represented 65% of total accounts receivable as of December 31, 2014.

Revenue from two customers represented 52% of total revenue during the year ended December 31, 2013, of which one customer accounted for 42% and the other customer accounted for 10% of total revenue. Accounts receivable from the two customers represented 37% of total accounts receivable as of December 31, 2013.

One of the customers mentioned above, has been a principle customer in the last three years.

Prior year figures in this disclosure have been adjusted to reflect the customer mergers within the aviation industry.

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

Reclassifications

Certain amounts in the prior years balance sheet, statements of operations and comprehensive income (loss) and statements of cash flows have been reclassified to conform to the current period presentation.

Recently Issued Accounting Pronouncements

Accounting Standards Update 2015-03

In April 2015 the FASB has issued Accounting Standards Update (ASU) No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU.

For public business entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.

Early adoption of the amendments is permitted for financial statements that have not been previously issued.

The amendments should be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle.

These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (i.e., debt issuance cost asset and the debt liability).

This update is not expected to have material impact on the Company’s financial statements.

Accounting Standards Update 2015-14

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and the guidance defines a five-step process to achieve this core principle. In August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 by one year. The ASU, as amended, is effective for the Company's 2018 fiscal year and may be applied either (i) retrospectively to each prior reporting period presented with an election for certain specified practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the ASU recognized at the date of initial application, with additional disclosure requirements.

The update is not expected to have a material impact on the Company’s financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2015-16

In September 2015 the  FASB has issued Accounting Standards Update (ASU) No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments.

U.S. GAAP currently requires that during the measurement period, the acquirer retrospectively adjust the provisional amounts recognized at the acquisition date with a corresponding adjustment to goodwill. Those adjustments are required when new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts initially recognized or would have resulted in the recognition of additional assets or liabilities. The acquirer also must revise comparative information for prior periods presented in financial statements as needed, including revising depreciation, amortization, or other income effects as a result of changes made to provisional amounts.

The amendments require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.

The amendments require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

For public business entities, the amendments are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date with earlier application permitted for financial statements that have not been issued.

The only disclosures required at transition should be the nature of and reason for the change in accounting principle. An entity should disclose that information in the first annual period of adoption and in the interim periods within the first annual period if there is a measurement-period adjustment during the first annual period in which the changes are effective.

The update is not expected to have a material impact on the Company’s financial statements.

Accounting Standards Update 2015-17

In November 2015, the FASB has issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which changes how deferred taxes are classified on organizations’ balance sheets.

The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent.

The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2015-17 (continued)

The Company has early adopted ASU 2015-17 retrospectively, which did not have a material impact on the Company’s financial statements.

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

In connection with the Company’s settlement of certain assessments with the Internal Revenue Service (“IRS”)(see Note 11), the Company recognized income of $1,847 related to reversal of accrued expenses in 2013 following an agreement with the IRS, including interest and penalties, related to its entertainment segment from discontinued operations.

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

A summary of the Company's assets and liabilities from discontinued operations as of December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$-	$30
Accounts receivable, net	-	104
Total current assets from discontinued operations	$-	$134

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$-	$97
Accrued expenses and other current liabilities	-	5
Total current liabilities from discontinued operations	$-	$102

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 3 – DISCONTINUED OPERATIONS (CONTINUED)

	Year Ended December 31,
	2015	2014	2013

Revenue	$97	$1,152	$4,988
Cost of revenue	94	1,132	4,275
GROSS PROFIT	3	20	713
Selling, general and administrative expenses	6	114	729
OPERATING LOSS	(3)	(94)	(16)
Other income (expense), net	3	(15)	616
Income tax benefit (expense)	-	-	1,221
Income (loss) from discontinued operations	$-	$(109)	$1,821

NOTE 4 – INVESTMENT IN AN AFFILIATE

New York Global Innovations, Inc. (formerly Inksure Technologies, Inc.)

As of December 31, 2015 and 2014, the Company owns 9,915,555 shares or 23% of the outstanding common stock of New York Global Innovations, Inc. (“NYGI”) (formerly Inksure Technologies, Inc. – “Inksure”). In February 2014, Inksure sold all of its assets to a third party buyer, pursuant to an asset purchase agreement and changed its name to New York Global Innovations, Inc. Inksure specialized in comprehensive security solutions, designed to protect branded products and documents of value from counterfeiting, fraud and diversion.

The Company suspended its use of the equity method to account for this investment in 2007 after its investment balance was reduced to zero.

The Company’s Chief Financial Officer served as a non-employee director of NYGI until October 2015. In addition, one of the members of the Company’s Supervisory Board of Directors served as a non-employee director of NYGI until February 2015.

As of December 31, 2015 and 2014, the Company’s share of the underlying net assets of NYGI exceeds the Company’s carrying value of its investment in NYGI ($0 at December 31, 2015 and 2014) by $150 and $177, respectively. The market value of the Company's investment in NYGI as of December 31, 2015 and 2014 is $99 and $198 respectively.

Balance sheet data for NYGI is summarized below:

	December 31,
	2015	2014

Current assets	$706	$896
Non-current assets	-	-
Total assets	$706	$896

Current liabilities	$50	$66
Non-current liabilities	5	60
Stockholders' equity	651	770
Total liabilities and stockholders' equity	$706	$896

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 4 – INVESTMENTS IN AFFILIATES (CONTINUED)

New York Global Innovations, Inc. (formerly Inksure Technologies, Inc.) (continued)

Statement of operations data for NYGI is summarized below:

	Year Ended December 31,
	2015	2014	2013

Revenue	$-	$244	$1,288
Gross profit	$-	$204	$724
Gain on sale of assets	$-	$754	$-
Net income (loss)	$(139)	$342	$(298)

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	December 31,
	2015	2014

Equipment and facilities	$4,360	$3,896
Internal-use software	531	519
Vehicles	1,031	910
Leasehold improvements	262	280
	6,184	5,605
Less: accumulated depreciation and amortization	4,691	4,348
Total property and equipment, net	$1,493	$1,257

Depreciation and amortization expense is $713, $761 and $764 for the years ended December 31, 2015, 2014 and 2013, respectively.

NOTE 6 – NOTES PAYABLE – BANKS

United States

The Company was a party to a credit facility with an independent lender, which provided it with up to $10,500 in borrowings subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 80% of eligible accounts receivable, as defined, plus (ii) 70% of eligible unbilled receivables, as defined, plus (iii) 100% of the Company’s $3,500 in cash collateral plus (iv) 95% of a $1,000 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder (see note 12). Borrowings under the credit facility were secured by the Company’s accounts receivable, unbilled receivables, equipment, cash, a $3,500 certificate of deposit, and the $1,000 letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 6 – NOTES PAYABLE - BANKS (CONTINUED)

United States (continued)

In March 2015, the Company amended it’s credit facility with its lender. The amendment revised existing financial covenants, including the maintenance of a specified fix charge coverage ratio and maintenance of minimum monthly EBITDA requirements. As of December 31, 2015 the Company is in violation of its financial covenants. As of March 2016, the lender waived the violation.

Borrowings made under the credit facility bore interest, which was payable monthly, at LIBOR (subject to a floor of 1.375%) plus 4.5% per annum (5.875% as of December 31, 2015).

The Company’s weighted average interest rate in the United States during the years ended December 31, 2015, 2014 and 2013 is 5.88%, 6.02% and 6.25% respectively.

The company evaluated the terms of the amendments and concluded that they do not constitute substantive modification.

As of December 31, 2015 and 2014, the Company had approximately $5,569 and $5,285, respectively, outstanding under line of credit arrangements. As of December 31, 2015 and 2014, the Company had $572, and $24, respectively, in unused borrowing capacity under the line of credit facility.

Europe

In June 2013, the Company entered into a new line of credit arrangement with a commercial bank to provide it with up to €1,100 ($1,337 as of December 31, 2014) in borrowings. Borrowings under the line of credit bear interest at LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum, which is payable quarterly.

The borrowing capacity under the credit facility was reduced by €100 every quarter, starting December 31, 2013. The line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit was secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. As of December 31, 2014, the Company had €600 ($729 as of December 31, 2014) in outstanding borrowings under the line of credit arrangement. The line of credit was replaced in April 2015 (see note 16).

In January 2014, the Company entered into a new line of credit arrangement with the same commercial bank to provide it with up to €800 ($972 as of December 31, 2014) in borrowings. Borrowings under the line of credit bear interest at LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum, which is payable quarterly. The borrowing capacity under the credit facility is reduced by €80 every quarter, starting July 1, 2014. The line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. The line of credit expires on September 30, 2016. As of December 31, 2014, the Company had €640 ($778 as of December 31, 2014) in outstanding borrowings under the line of credit arrangement. The line of credit was replaced in April 2015 (see note 16).

In March 2014, the Company entered into a new line of credit arrangement with the same commercial bank to provide it with up to €1,100 ($1,337 as of December 31, 2014) in borrowings. Borrowings under the line of credit bear interest at LIBOR plus 3.75% (3.98% as of December 31, 2014) per annum, which is payable quarterly. The borrowing capacity under the credit facility is reduced by €100 every quarter, starting June 30, 2014. The line of credit must be repaid in full on a monthly basis before any additional borrowings can be made. The line of credit is secured by the accounts receivable and tangible fixed assets of one of the Company’s European subsidiaries. The line of credit expires on December 31, 2016. As of December 31, 2014, the Company had €800 ($972 as of December 31, 2014) in outstanding borrowings under the line of credit arrangement. The line of credit was replaced in April 2015 (see note 16).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 6 – NOTES PAYABLE – BANKS (CONTINUED)

Europe (continued)

In April 2015, the Company entered into a new line of credit arrangement with the same commercial bank, replacing all previous lines of credit, to provide it with up to €5,500 ($5,996 as of December 31, 2015) in borrowings until further notice. Borrowings under the line of credit bear interest at LIBOR plus 3.75% (3.75% as of December 31, 2015) per annum. The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly.

The line of credit is secured by the accounts receivable and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. As of December 31, 2015 the Company had €5,007($5,459 as of December 31, 2015) in outstanding borrowings under the line of credit arrangement.

The line of credit replaces all other existing lines of credit with that commercial bank (see note 16).

The Company evaluated the terms of the amendments and concluded that they do not constitute a substantive modification.

In August 2013, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €500 ($545 as of December 31, 2015) in borrowings. Borrowings under this arrangement bore interest at 3.5% per annum, which was payable on August 1, 2014, the original maturity date of the arrangement. In July 2014, the line of credit arrangement was extended until August 1, 2015. The line of credit is secured by a bank guarantee provided by an entity related to the Company’s main shareholder as well as a guarantee from another bank. In July 2015, the line of credit was fully paid and the line of credit expired. As of December 31, 2014 the Company had €500 ($608 as of December 31, 2014) in outstanding borrowings under the line of credit arrangement.

In November 2013, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €1,200 ($1,308 as of December 31, 2015) in borrowings. Borrowings under the line of credit arrangement bear interest at 1.2% per annum, which is payable quarterly. The line of credit is secured by a guarantee provided by an entity related to the Company’s main shareholder. The line of credit was originally set to expire on May, 2014 and was extended until July 31, 2015. In June 2014, the borrowing capacity under the line of credit was increased up to €1,508 ($1,644 as of December 31, 2015). In December 2015 the borrowing capacity was reduced by €1,158 ($1,265 as of December 31, 2015). As of December 31, 2015 and 2014, the Company had €350 and €1,358 ($382 and $1,480 as of December 31, 2015 and 2014, respectively) in outstanding borrowings under the line of credit arrangement.

The Company evaluated the terms of the amendment and concluded that they constitute a substantive modification, however, there is no effect on the financial statements of the Company.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2015, 2014 and 2013 is 3.2%, 3.5% and 3.7% respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 7 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2015	2014

Accrued payroll and related costs	$12,363	$8,719
Accrued vacation	4,522	3,526
Accrual for minimum wage increase	3,284	-
Cash overdraft	1,300	1,036
Accrued agency fees	-	413
Labor union contribution	920	730
Other	2,676	2,662
Total accrued expenses and other current liabilities	$25,065	$17,086

The cash overdraft balance above represents outstanding checks as of December 31, 2015 and 2014.

NOTE 8 – CONVERTIBLE NOTES PAYABLE TO A RELATED PARTY

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

In May 2014, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $37,000 in revolving loans through December 2016. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $1.50 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 8 – CONVERTIBLE NOTES PAYABLE TO A RELATED PARTY (CONTINUED)

In October 2015, the Supervisory Board of Directors approved to reduce the convertible price of the unpaid interest from $1.50 per share to $0.75 per share. In addition, the loan period was extended till January 1, 2018. The term of the arrangement can be automatically extended for four additional six months periods at the option of the holder. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a free-standing derivative  instrument or contained any intrinsic value which would be considered beneficial.

The Company’s weighted average interest during the years ended December 31, 2015, 2014 and 2013 is 5.99%, 6.06% and 6.18%, respectively.

At December 31, 2015 and 2014, convertible notes payable to a related party consist of $29,048 and $30,186, respectively, in principal and $10,355 and $8,318, respectively, in accrued interest. Interest expense related to these notes is $2,601, $2,321 and $2,185 for the years ended December 31, 2015, 2014 and 2013, respectively (see Note 10).

NOTE 9 – STOCK-BASED COMPENSATION

In February 2005, the Company adopted the 2005 Equity Incentive Plan and reserved 1,500,000 shares of common stock for future issuance. The plan expired in 2015.

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

In September 2009, the Supervisory Board of Directors ratified the cashless exercise feature contained in the Company’s 2005 Equity Incentive Plan. Under the cashless exercise feature of these plans, an option holder electing to exercise stock options using this feature would effectively pay for the exercise of a portion of his stock options by surrendering their rights to another portion of their stock options to affect a stock-for-stock transfer. The Company determined that the modification of the stock option plans did not result in any incremental compensation cost.

During the year ended December 31, 2012, 210,000 options were granted to certain directors, under the Employees and Directors Commitment Stock Option Plan. The weighted average grant date fair value of the stock was $1.05. The Company used the Binominal lattice pricing model to estimate the fair value of the options granted. The Company believes this model provides the best estimate of fair value due to its ability to incorporate inputs that change over time. There were no stock options granted, exercised or forfeited / expired during the years ended December 31, 2015 and 2014.

As of December 31, 2015, the Company has 1,500,000 options available for future grants.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 9 – STOCK-BASED COMPENSATION (CONTINUED)

A summary of the Company's stock option activity is as follows:

Weighted
Average
		Weighted	Remaining
		Average	Contractual
		Exercise	Term	Intrinsic
	Number	Price	(in years)	Value

Outstanding as of January 1, 2015	150,000	$1.05	2.33	$-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited/Expired	-	-	-	-
Outstanding as of December 31, 2015	150,000	$1.05	1.33	$-

As of December 31, 2015 and 2014, the Company does not have unrecognized compensation cost related to stock options granted under the stock option plans.

During the years ended December 31, 2015, 2014 and 2013 the Company recognized compensation expense related to the issuance of stock options under the stock option plans of $0, $14 and $39 respectively.

NOTE 10 – OTHER EXPENSE

Other expense is summarized as follows:

	2015	2014	2013

Interest expense to related party (see Note 8)	$(2,601)	$(2,321)	$(2,185)
Interest income (expense) related to uncertain
tax positions (see Note 11)	-	-	280
Interest expense and other bank charges	(1,374)	(1,064)	(1,063)
Amortization of deferred financing costs	-	-	(123)
Interest income	169	104	26
Foreign currency gain (loss)	3,066	3,749	(951)
Other income (expense)	(20)	(20)	29
Total other income (expense), net	$(760)	$448	$(3,987)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 11 – INCOME TAXES

The components of income (loss) before income tax benefit (expense) are as follows:

	Year Ended December 31,
	2015	2014	2013

The Netherlands	$(2,048)	$3,574	$(4,662)
Subsidiaries outside of the Netherlands	(2,505)	(1,944)	(1,618)
Income (Loss) before income tax benefit (expense)	$(4,553)	$1,630	$(6,280)

The components of income tax benefit (expense) are as follows:

	Year Ended December 31,
	2015	2014	2013

Current:
The Netherlands	$-	$-	$-
Subsidiaries outside of the Netherlands, net of
$0, $0 and $1,125 in income tax benefit (expense)
related to prior period income tax positions
in 2015, 2014 and 2013, respectively	(110)	(107)	1,057
	(110)	(107)	1,057
Deferred:
The Netherlands	-	-	-
Subsidiaries outside of the Netherlands	(39)	17	(31)
Total income tax benefit (expense)	$(149)	$(90)	$1,026

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 11 – INCOME TAXES (CONTINUED)

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2015	2014

Deferred tax assets:
Operating loss carryforwards	$19,890	$18,234
Capital loss carryforwards	143	143
Allowance for doubtful accounts	21	36
Tax credit carryforwards	568	571
Accrued expenses	1,669	509
Total deferred tax assets	22,291	19,493

Deferred tax liabilities:
Depreciation of property and equipment	(56)	(87)
	22,235	19,406
Valuation allowance	(22,143)	(19,275)
Deferred tax assets, net	$92	$131

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

As of December 31, 2015, the Company has net operating loss carry forwards of $24,372 in the Netherlands, which will expire in 2016 through 2024. As of December 31, 2015, the Company has net operating loss carry forwards of $30,516 in the United States, which will expire in 2025 through 2034 and $4,245 in Israel, which do not expire. The ultimate utilization of such net operating loss carry forwards is limited in certain situations.

As of December 31, 2015, the Company has capital loss carry forwards of $574 in Israel. Such capital loss carry forwards do not expire and can be offset against future capital gains generated in Israel.

As of December 31, 2015, the Company has $568 in tax credits for the welfare to work and work opportunity programs in the United States that expire in 2024 through 2029.

During the year ended December 31, 2015 and 2014 the valuation allowance increased (decreased) by $2,868 and $(1,569), respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 11 – INCOME TAXES (CONTINUED)

The Company's effective income tax rate differs from the Netherlands' statutory rate of 25% as follows:

	Year Ended December 31,
	2015	2014	2013

Effective loss (income) tax benefit from continuing
operations at statutory rate	$1,138	$(408)	$1,578
Rate differential	334	104	(6)
Non-deductible income (expense)	(162)	(46)	(67)
Adjustments to prior year tax losses	1,097	(1,053)	45
Changes in valuation allowance	(2,868)	1,569	(63)
Other	312	(256)	(461)
Income tax benefit (expense) from continuing
operations	$(149)	$(90)	$1,026

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

As of December 31, 2015 and 2014 there are no unrecognized tax benefits. As of December 31, 2015 and 2014, $89 and $53 of income taxes payable, respectively, related to current operations are included in income tax payable.

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the tax years 2013 to 2015 are subject to examination in the Netherlands. Income tax returns for the tax years 2011 to 2015 are subject to examination in foreign jurisdictions.

NOTE 12 - RELATED PARTY TRANSACTIONS

Entities related to two of the Company's Supervisory Board members provide legal services to the Company. Legal expense related to these services is $47, $58 and $36 for the years ended December 31, 2015, 2014 and 2013, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $28 and $64 due for these services as of December 31, 2015 and 2014, respectively.

In January 2009, the Company engaged the services of a related party to provide certain selling and management services to its technology segment. The Company incurred expenses of $223, $161 and $163 for such services for the years ended December 31, 2015, 2014 and 2013, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 12 - RELATED PARTY TRANSACTIONS (CONTINUED)

In June 2009, a European bank, issued a performance guarantee in the amount of €1,200 ($1,458 as of December 31, 2014) to one of the Company’s customers to secure the Company’s performance under a service contract between the parties. To secure the European bank’s guarantee, an entity related to the Company’s main shareholder provided a guarantee to the European bank for the same amount. The guarantee issued by the European bank was renewed in April 2013 until April 2014. Since April 2014, the performance guarantee is renewed every year by the European bank without a corresponding guarantee by an entity related to the Company’s main shareholder.

In September 2010, an entity related to the Company’s main shareholder provided a letter of credit of $775 to a commercial bank to guarantee an extension of a borrowing arrangement on behalf of one of the Company’s subsidiaries. In May 2013 the letter of credit was increased to $1,000 (see Note 6).

In February 2014, the Company engaged the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $48 and $49 for such services for the years ended December 31, 2015 and 2014 respectively.

In May 2014, the Company engaged the services of a related party to provide certain administrative services. The Company incurred expenses of $15 for such services in each of the years ended December 31, 2015 and 2014,respectively.

In November 2015, the Company engaged the services of a related party to provide internal audit services. The Company incurred expenses of $13 for such services for the year ended December 31, 2015.

In December 2015, the Supervisory Board approved an annual compensation for the Chairman of the Supervisory Board, a related party, of $60. In addition, as the Chairman of the Supervisory Board was not compensated for the last eleven years, a one-time grant of $660 was approved.

In December 2015, the Company issued 2.9 million shares to certain directors and officers of the Company for a price of $0.60 per share.

NOTE 13 – FORGIVENESS OF DEBT

During the year ended December 31, 2013, the Company reversed certain accounts payable in the amount of $1,312 as the Company believes it is no longer obligated for these accounts payable.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain premises under various operating leases.

Future minimum lease payments under such operating leases are as follows:

Year ending
December 31,

2016	$1,356
2017	424
2018	353
2019	316
2020	312
$2,761

Rent expense for the years ended December 31, 2015, 2014 and 2013 is $3,409, $3,257, and $1,694, respectively.

Letters of Credit and Guarantees

As of December 31, 2015 and 2014, the Company has approximately $274 in outstanding letters of credit. Such letters of credit are being secured by $274 in restricted cash with a commercial bank (see Note 2).

As of December 31, 2015 and 2014 the Company has €266 and €151 ($290 and $165 as of December 31, 2015 and 2014 respectively) in outstanding guarantees on its lines of credit arrangement in Europe.

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

All the wrongful death personal injury cases have been settled or dismissed at no cost to the Company because the payments were covered by the Company’s insurance.  The Court approved the settlements.

All but one of the property loss cases also has been settled at no cost to the Company, because the payments were covered by the Company’s insurance. One of the property loss cases remain pending against, among others, the Company. The Court granted defendants motion for summary judgments that the plaintiffs have appealed and oral arguments have been held. The plaintiffs in the case are seeking reimbursement for claimed damages relating to their lease of the towers. The defendants are hopeful that the remaining property loss cases will be dismissed.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 14 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (continued)

In any event, the Company has already paid the limits of its liability insurance in settlement costs. The Company contends that a federal statute passed after the events of September 11, 2001 protects it from having to make any further monetary payments, regardless of whether it is found liable in any of the remaining cases.

Claims by former employees

The Company is subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $734. At the present time, the Company is not able to determine the likelihood of an unfavorable outcome or estimate a range of potential loss related to these matters.

Minimum wage increase

In August 2015, the Company was informed about a court decision, which approved an increase to the minimum wage for the city of SeaTac, Washington (location of Seattle Airport). The increase to the minimum wage was originally approved by a vote in King County, Washington in 2013 (to be effective January 1, 2014); however, a court ruled that SeaTac employees were excluded from this increase because the airport was under the jurisdiction of the Port of Seattle and not the city of SeaTac. In August 2015, this decision was overturned by the State Supreme Court and accordingly, the Company is required to increase the minimum wage of its employees at the SeaTac Airport according to the court decision, effective January 1, 2014. The Company has estimated that it has a liability of approximately $3,300 for back wages (inclusive of interest amounting to approximately $300) as of December 31, 2015 and has recorded an accrual for this liability.

The Company is also a party to a lawsuit from a former employee seeking class action status and payment of back wages.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 14 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Consulting and Service Agreements (continued)

In April 2013, prior to the closing of the transaction described in the preceding paragraph, the Company entered into an agency agreement with a third party to assist it with this transaction. Pursuant to the terms of the agency agreement, the Company is obligated to pay this third party an agency fee in the amount of €1,000 ($1,090 as of December 31, 2015) as consideration for its services in facilitating the transaction with BDLG. The €1,000 agency fee is payable in three installments. During the year ended December 31, 2013, the Company recognized a one-time expense of €1,000 ($1,323) for the agency services. As of December 31, 2015, the Company paid the agency fee in full. In addition, in the event that the operations of BDLG are sold in the future, the third party agent is entitled to an additional payment of €2,000 ($2,180 as of December 31, 2015).

In April 2013, the Company entered into a consulting agreement with the same third party. The agreement is for a term of three years and obligates the Company to pay the third party an annual consulting fee of €50 ($55 as of December 31, 2015). The consultant is also entitled to commissions of 0.75% of revenue resulting from any aviation security contracts in Germany for the duration of such contracts. Should the net revenue from the aviation security contracts in Germany exceed €20,000 ($21,804 as of December 31, 2015) per year, the payment of commissions due on revenue in excess of €20,000 per year will be deferred and become due when the German operations are sold to a third party. The maximum amount of the annual commissions payable is €182 ($198 as of December 31, 2015).

In June 2015, the Company amended the consulting agreement. The annual commission of 0.75% of revenue was limited to €150 ($164 as of December 31, 2015) without any deferred payments. In addition, the Agency agreement was amended and in the event that the German operations are sold in the future, the third party agent is entitled to an additional payment of €3,000 ($3,271 as of December 31, 2015) instead of €2,000 ($2,180 as of December 31, 2015).

NOTE 15 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other aviation services to airlines and airport authorities, predominantly in Europe and the United States of America. The technology segment is predominantly involved in the development and sale of identity security software to customers, predominantly in Europe and the United States of America. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 15 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The operating results of these reportable segments are regularly reviewed by the chief operating decision.

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Year ended December 31, 2015:
Revenue	$-	$185,519	$1,503	$187,022
Depreciation and amortization	1	655	57	713
Income (loss) from continuing operations	(3,182)	1,597	(3,117)	(4,702)
Total assets from continuing operations	440	41,056	853	42,349

Year ended December 31, 2014:
Revenue	$-	$172,102	$827	$172,929
Depreciation and amortization	3	689	69	761
Income (loss) from continuing operations	(99)	5,106	(3,467)	1,540
Total assets from continuing operations	404	34,006	461	34,871

Year ended December 31, 2013:
Revenue	$-	$124,130	$367	$124,497
Depreciation and amortization	2	671	91	764
Income( Loss) from continuing operations	(3,938)	2,373	(3,689)	(5,254)
Total assets from continuing operations	447	27,720	488	28,655

Revenue by country is summarized as follows:

	Year Ended December 31,
	2015	2014	2013

United States	$41,817	$39,983	$41,565
The Netherlands	72,231	69,667	56,631
Germany	61,765	49,771	13,002
Other	11,209	13,508	13,299
Total	$187,022	$172,929	$124,497

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 15 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

Property and equipment, net of accumulated depreciation and amortization, by country is summarized as follows:

	December 31,
	2015	2014

United States	$385	$361
The Netherlands	673	446
Germany	235	192
Other	200	258
Total	$1,493	$1,257

NOTE 16 - SUBSEQUENT EVENTS

Line of credit

In January 2016 the Company entered into a new line of credit arrangement with one of its commercial banks in Europe to provide it with up to €10,000 in borrowings, with the purpose to refinance the prevailing credit facility with this bank. Borrowings under the line of credit bear interest at LIBOR plus 3.50% per annum for the borrowed amount and 0.75% for the non borrowed balance, which is payable quarterly. The line of credit is secured by the accounts receivable and tangible fixed assets of six of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. The line of credit is made available until further notice.

In January 2016 the company entered into a bank guarantee facility with the same commercial bank to provide it with up to €2,500 in guarantees, with the purpose to finance existing and new bank guarantees. Amounts under this bank guarantee facility bear interest at 1.9% per annum for the used amounts, and 0.75% for the unused balance, which is payable quarterly.

The bank guarantee facility is secured by the accounts receivable and tangible fixed assets of six of the Company’s European subsidiaries. The bank guarantee facility is made available until further notice.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

Valuation and Qualifying Accounts
(US $ in thousands)

		Charges
		(Credit)	Charges
		to	to
	Beginning	Costs and	Other		End of
	of year	Expenses	Accounts	Deductions	Year

Allowance for doubtful accounts(1):
Year ended December 31, 2013	$31	$30	$-	$(4)	$57
Year ended December 31, 2014	57	74	-	(15)	116
Year ended December 31, 2015	116	(65)	-	(1)	50

Allowance for net deferred tax assets:
Year ended December 31, 2013	$20,781	$-	$-	$63	$20,844
Year ended December 31, 2014	20,844	-	-	(1,569)	19,275
Year ended December 31, 2015	19,275	-	-	2,868	22,143

(1) Write-off, net of recoveries for the allowance for doubtful accounts.