Form 20-F/A
period 2015-12-31
ICTS INTERNATIONAL N V
filed 2016-11-01
CIK 1010134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

YES ☐         NO ☐

When used in this Form 20-F/A, the words "may", "will", "expect", "anticipate", "continue", "estimates", "project", "intend" and similar expressions are intended to identify Forward-Looking Statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any Forward-Looking Statements are not guarantees of future performance and are subject to risks and uncertainties and those actual results may differ materially from those included within the Forward-Looking Statements as a result of various factors.

EXPLANATORY NOTE

The purpose of the Amendment is to add a Certification by the Principal Financial Officer of the Company pursuant to 18 U.S.C. §1350 as adopted pursuant to §906 of the Sarbanne-Oxley Act of 2002. Other than providing the Certification, no other changes were done.
5

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

The limited security services provided by Huntleigh involve the following:

·	Charter Flight Screening for Airlines - which includes security check of passengers' body and carry-on items.

·	Cargo Security Screening - for some international and domestic carriers.

·	Aircraft Search – Search of the entire aircraft to detect dangerous objects.

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

Queue Monitors

Huntleigh provides queue monitors assisting passengers before the checkpoint.

Aircraft Cleaning

Huntleigh provides employees who perform aircraft cleaning services such as the following:

·	cleaning the aircraft interior

·	conducting cabin searches

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

·	any “excess distribution” that the U.S. Holder receives on shares, and

·	any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the shares.

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

Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the shares will be treated as an excess distribution.  Under these special tax rules:

·	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares,

·	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and

·
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

1.Articles of Association of the Company.*

2. Articles of Amendment of the Articles of Association filed as Exhibit  to Form 6K dated April 22, 2009.

3. Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2012.

4.Specimen of the Company's Common Stock.*

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

By:	/s/ Ran Langer
Name:	Ran Langer
Title:	Managing Director

Date:	November 1, 2016

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