Form 20-F
period 2016-12-31
ICTS INTERNATIONAL N V
filed 2017-05-08
CIK 1010134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 21,000,000.

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

The following table summarizes certain balance sheet data for the Company for the years ended December 31, 2016, 2015, 2014, 2013, and 2012:

	(U.S. dollars in Thousands)
	December 31,
	2016	2015	2014	2013	2012
Cash and cash equivalents	$3,892	$7,912	$5,973	$3,134	$945
Total current assets	43,908	40,002	32,893	26,938	20,154
Total assets from discontinued operations	-	-	134	484	1,404
Total assets	47,156	42,349	35,005	29,139	22,559
Total current liabilities	45,365	45,007	35,479	32,115	30,461
Total liabilities from discontinued operations	-	-	102	464	3,148
Total liabilities	80,633	84,557	74,064	69,495	59,245
Shareholders' deficit	(33,477)	(42,208)	(39,059)	(40,356)	(36,686)

The following table summarizes certain statement of operations data for the  Company for the years ended December 31, 2016, 2015, 2014, 2013, and 2012:

	(U.S. dollars in Thousands)
	Year ended December 31,
	2016	2015	2014	2013	2012
Revenue	$255,576	$187,022	$172,929	$124,497	$96,346
Cost of revenue	222,927	167,844	152,224	108,995	84,531
Gross profit	32,649	19,178	20,705	15,502	11,815
Operating expenses:
Research and development	2,660	2,565	2,207	2,182	2,264
Selling, general and administrative	22,142	20,406	17,316	16,925	14,047
forgiveness of debt	-	-	-	(1,312)	-
Total operating expenses	24,802	22,971	19,523	17,795	16,311
OPERATING INCOME (LOSS)	7,847	(3,793)	1,182	(2,293)	(4,496)
Other income (expenses), net	(4,501)	(760)	448	(3,987)	(3,107)
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	3,346	(4,553)	1,630	(6,280)	(7,603)
Income tax expense	1,004	149	90	1,026	223
INCOME (LOSS) FROM CONTINUING OPERATIONS	2,342	(4,702)	1,540	(5,254)	(7,826)
Income (loss) from discontinued operations	-	-	(109)	1,821	(1,190)
NET INCOME (LOSS)	$2,342	$(4,702)	$1,431	$(3,433)	$(9,016)

NET INCOME (LOSS) PER SHARE, BASIC AND DILUTED:
Continuing operations	$0.20	$(0.58)	$0.19	$(0.66)	$(0.97)
Discontinuing operations	-	-	(0.01)	0.23	(0.15)
Net income (loss) per share	$0.20	$(0.58)	$0.18	$(0.43)	$(1.12)
Weighted average number of shares outstanding	11,518,929	8,085,599	8,054,390	8,036,780	8,036,698

Risk Factors

You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks are realized, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

Labor concerns

Several of our subsidiaries operate in many different jurisdictions in the U.S, Europe and Asia and are therefor subject to labor laws of such jurisdictions. Any changes in such laws, as an example, the establishment of minimum wages, could have an adverse effect on the business of the Company. If any of such changes have a financial impact on the Company and the Company is not able to adjust its fees for its services to accomodate such changes, of which there is no assurance, there could be a material adverse effect on our business. In addition, some of our employees are covered by collective bargaining agreements with unions and our relationship with those unions, including work stoppages, changes in work rules, could have an adverse impact on our financial results. Further, escalating costs of providing employee benefis and other labor issues may lead to labor disputes and disruption of our business.

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

Losses in recent years

The Company incurred income (loss) from continuing operations of $2.3 million, $(4.7) million and $1.5 million in 2016, 2015 and 2014, respectively. The Company has a shareholders’ deficit of $33.5 million and $42.2 million as of December 31, 2016, and 2015, respectively. If we are unable to obtain new service contracts, increase revenues and increase profitability, our financial condition and results of operations will be affected and our share price may decline.

Liquidity and Financial Condition

As of December 31, 2016 and 2015, the Company has a working capital deficit of $1.5 million and $5.0 million, respectively and shareholders’ deficit of $33.5 and $42.2 million respectively. During the years ended December 31, 2016, 2015 and 2014, the Company incurred income (loss) from continuing operations of $2.3 million, $(4.7) million and $1.5 million, respectively, and positive  cash flows from operations of $3.5 million, $1.5 million, $4.1 million, respectively.

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

Terrorism, war or risk of war

Our business is affected by numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against the countries where the Company has a presence, rumors or threats of war, actual conflicts involving those countries or their allies, or military or trade disruptions affecting customers may materially adversely affect operations. Our facilities, and equipment could be direct targets or indirect casualties of terrorist attacks and acts of war. As a result, there could be delays or losses in transportation and deliveries of products and services to customers, decreased sales of products and services and extension of time for payment of accounts receivable from customers. Strategic targets such as high-technology aviation security assets may be at greater risk of future terrorist attacks than other targets. It is possible that any, or a combination, of these occurrences could have a material impact on cash flows, results of operations or financial condition. In addition, insurance premiums for some or all of our current coverages could increase dramatically, or certain coverages may not be available to us in the future.

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

Acquiring or Investing in Ohter Businesses

From time to time the Company may seek to acquire or invest in other business, which may or may not be related to the business of the Company. No assurance can be given that the Company will acquire or invest in any companies. If the Company decides to acquire or invest, no assurance can be given that such acquisition or investment will be successful.

Cyber Security Measures

We rely on computer systems and information technology in our business and have established security programs for protection.  Despite our security measures, our systems may be vulnerable  to interruption or damage from computer hackings, viruses, worms or other destructive or disruptive software, process breakdowns, denial of servicer attacks, social engineering or other malicious activities or any combination of the foregoing.

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

Main shareholders

As of December 31, 2016, there are three shareholders who individually hold more than 5% of the Company’s shares. All of them together hold approximately 77.6% of our shares (excluding conversion rights). Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

The MacPherson Trust and Mr. M.J. Atzmon, own or control together approximately 71.8% of our issued and outstanding common stock (excluding conversion rights). As a result of such ownership and conversion rights, the MacPherson Trust together with Mr. Atzmon are able to significantly influence and / or control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. Mr. Atzmon, the Chairman of the Supervisory Board, disclaims any benefit or interest in the MacPherson Trust.

Dividends

We do not expect to pay any cash dividends on our common stock in the foreseeable future.

Laws in the Netherlands

Our corporate affairs are governed by our Articles of Association and by the laws governing corporations incorporated in the Netherlands. Our public shareholders may have more difficulty in protecting their interests in the face of actions by the Supervisory Board or the Management Board, or their members, or controlling shareholders, than they would as shareholders of a company incorporated in the United States. Pursuant to mandatory Dutch corporate law, adoption of our annual accounts by the general meeting of shareholders does not automatically discharge the Supervisory Board and Management Board and their members from liability in respect of the exercise of their duties for the particular financial year. In order to discharge the Supervisory Board and Management Board and their members from liability a separate resolution thereto needs to be adopted by the general meeting of shareholders (which resolution can be adopted in the same meeting in which the annual accounts will be adopted). Such discharge of the Supervisory Board and the Management Board and their members by the shareholders is subject to the provisions of Dutch law, including provisions relating to liability of members of supervisory boards and management boards upon the bankruptcy of a company pursuant to the relevant provisions of the Dutch Civil Code and is furthermore not absolute and will not be effective as to matters misrepresented or not disclosed to the shareholders. Nor will such discharge shield managing or supervisory directors from external liablility i.e. by creditors or trustee for matters of tort or maladministration. An individual member of the Supervisory Board or the Management Board who can prove that he is not at fault for such an omission or misrepresentation would not be liable, or in case of external liability if he additionally can prove that he has taken measures to prevent the consequences of the shortcomings of the Board.

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

ICTS, through Au10tix Limited and it subsidiaries (“Au10Tix”) develops technological systems and solutions for financial and other institutions.

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

Developing Security Related Technology

We are focusing on developing security systems and technology for financial and other markets. ICTS is using the know-how and expertise it has acquired in the provision of enhanced aviation security services to develop such security systems and technologies.

Services

Services offered in Europe and the Far East

I-SEC specializes in the provision of advanced aviation security services worldwide. These include security consulting and security handling: security screening, checkpoint screening, hold baggage screening (“HBS”), X-ray operator training and integrated services.

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

I-SEC has operations in The Netherlands, Germany, Spain, Italy, Portugal, Cyprus and Russia, and is continuing to expand to other countries in Europe. Additionally, I-SEC currently operates at the five major airports in Japan.

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

I-SEC aviation security training services

Training programs and seminars

I-SEC's training programs are the product of over 25 years of expertise and experience in the development of training materials covering every aspect of airline and airport security operations and their implementation worldwide.

Aviation security and security awareness training courses are offered, within the framework of training programs that are modular in nature, and are adapted to meet the specific needs of each client. The courses are constantly being updated to ensure that they cover all relevant material relating to new regulations, new threats, etc. Many of the courses include simulations, role play, situational exercises, case studies, etc. Sophisticated training aids are employed to make the training experience more efficient and interesting, thus ensuring optimal results.

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

NAPS (New Advanced Passenger Screening)

NAPS is a sophisticated IT system that enables pre-departure analysis of passenger information and is designed to help screen airline passengers in a faster and more efficient manner. It was developed based on the extensive experience and knowledge accumulated by the Company’s professionals.

Eye Family products (Eye-BOX and Eye-Check)

The Eye-BOX and Eye -CHECK are revolutionary devices that take security into the future. The device allows you to combine biometric authentication and verification into an existing security process. With an intuitive interface users are guided through the security process, which is remotely screened by security agents. The Eye-BOX is mobile and can be used as an agent only operated tool or turned around and be used as a KIOSK for clients directly in any access control or security environment. The Eye-CHECK is the KIOSK only version that can be fixed on a designated spot.

SARA (Security Airport Realtime Application)

SARA is the spider in the web in any security operation. SARA gathers information out of multiple sources and presents them on a portable device or in any browser. SARA is a tool that provides the missing link between HR and the operational daily business of running a security operation. SARA allows you to make an operational environment paperless. You can create, sign update forms on the fly while viewing a live overview of the security situation. Employees can be tracked on their trainings, certifications and overall performance. A comprehensive chat and task system is part of the SARA suite.

OPA (Operational Planning Application)

OPA is a vital dispatch application for a large 24/7 manpower company. It allows you to import a roster with shifts and assign agents to tasks within their shifts. It includes a sign in and out clock and provides a clear overview for a dispatcher where people are and how to plan them more efficiently. All daily changes can later on be synced back to a payroll application.

Services offered in the United States

Prior to the enactment of the Security Act, Huntleigh was one of the leading providers of security and non-security aviation services in the United States. Huntleigh currently provides limited aviation security services and other separate services at approximately 29 airports in 21 states.

The limited security services provided by Huntleigh involve the following:

•	Charter Flight Screening for Airlines - which includes security check of passengers' body and carry-on items.

•	Cargo Security Screening - for some international and domestic carriers.

•	Aircraft Security Screening – for some international and domestic carriers.

•	Aircraft Search – Search of the entire aircraft to detect dangerous objects.

Each of the non-security services involves one of the following specific job classifications:

Agent Services for Airlines

Agent services include: passenger service, ground handling, vendor behind counters, passenger service representative (PSR) and baggage service (BSO). Although an agent is a Huntleigh employee, the employee is considered a representative of specific airlines.

Guard Services

Guard services involve guarding secured areas, including aircraft. Huntleigh also provides guard services to schools, shopping malls, etc.

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

Authentication Systems and Solutions

The Company, through its subsidiaries, is involved in the development and sales of the technology listed below.

Front-end Identity Document Authentication and Management System (FDI)

FDI automates the capture, authentication and content retrieval from physical ID documents.

FDI speeds up customer screening and enrollment while enhancing ID fraud preventionin security- and business-sensitive environments such as airports, border control, financial services, etc.

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

Back office Identity Document Authentication and Management System (BOS)

BOS automates the authentication and retrieval of content from ID document image files (i.e. not the physical documents).

BOS is typically designed for Customer-Not-Present channels, namely online and mobile environments.

BOS speeds up customer screening and enrollment using 2nd generation technology that offers multi factor, deep forgery, counterfeiting and risk detection in customer submitted ID images. BOS is designed to handle images of ID documents in a variety of quality levels and languages. BOS also offers biometric Selfie-to-ID face matching functionality and collateral onboarding capabilities and services that are designed to meet regulatory and risk policy reuirements.

Key features: 100% automated (Click & Go, data entry free), seconds-fast processing, 3-way, multifactor authentication(logical data integrity checks, advanced image tampering forensics incl. synthetic ID detection, collateral risk factor checks), actionable exception reporting and superior capacity to handle sub-optimal image qualities.

BOS is designed to handle images that originate from any standard imaging device such as mobile phones, tablets, computer cams, etc. BOS is available as cloud (SaaS) or internal service and can be integrated with additional services such as data referencing, address verification, etc.

BOS is relevant for a broad range of commercial and government markets many of which are required to comply with KYC regulations.

Key markets for BOS are financial services including payments, wallets, money transfer, lending, remittance, online investments, trading & forex, etc.

Marketing of Security Systems and Technology

We market our technologies by establishing projects with airports, airlines, financial services (including banks, leasing and car financing companies), telecom, and other existing and potential customers.

Investments

The Company owns 198,311 shares or 14.2% of the outstanding common stock of Artemis Therapeutics, Inc. (formerly New York Global Innovations).

On February 2017 the Company committed to invest an aggregate amount of $3.5 million 12,000 shares or 10.0% of the outstanding common stock of White Line B.V., a limited company incorporated in the Netherlands. White Line is engaged in the field of plastic additives. The investment will be guaranteed by an entity related to the Company’s main shareholder.

Discontinued Operations

During the year ended December 31, 2013, the Company ceased the operations of its subsidiaries in the United Kingdom (I-SEC UK) and Denmark (I-SEC Denmark). In addition, the Company committed to a plan to cease operations of its subsidiary in Belgium (I-SEC Belgium). All of the subsidiaries provided aviation security services in the respective countries.

During the year ended December 31, 2014, the Company committed to a plan to cease the operations of its subsidiary in Switzerland (I-SEC Switzerland) which provided aviation security services.

Major Customers

Revenue from two customers represented 75% of total revenue during the year ended December 31,  2016 of which one customer accounted for 42% of total revenue. Accounts receivable from these two customers represented 70% of total accounts receivable as of December 31, 2016.

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

Both customers mentioned above, have been principle customers in the last three years.

Revenue

Revenue in the U.S.

Our revenue in the United States during the years 2016, 2015 and 2014 totaled $47.7 million (19% of total revenue), $41.8 million (22% of total revenue) and $40 million (23% of total revenue), respectively.

Revenue in Europe, Japan and other locations

Our revenue in Europe, Japan and other locations during the years 2016, 2015 and 2014 totaled $207.8 million (81% of total revenue), $145.2 million (78% of total revenue) and $132.9 million (77% of total revenue), respectively.

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

Organizational Structure

The following are the active subsidiaries of ICTS as of December 31, 2016:

I-SEC Global Security B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries:

I-SEC International Security B.V. (The Netherlands - 100%), which holds the shares of:

Procheck International B.V. (The Netherlands - 100%)

I-SEC Nederland B.V. (Netherlands - 100%)

I-SEC Advanced Systems B.V. (Netherlands - 100%)

I-SEC Russia LLC (Russia - 99%) *

I-SEC Spain Services Management S.L. ( Spain - 100%)

I-SEC Spain Security Management S.L. (Spain - 100%)

I-SEC Italia s.r.l. (Italy - 100%), which holds the shares of:

I-SEC Services Italia s.r.l. (Italy – 100%)

I-SEC Japan K.K. (Japan - 100%)

I-SEC International Security Portugal Unipessoal, Lda (Portugal - 100%)

I-SEC Cyprus Limited(Cyprus – 51%)

I-SEC Security Services Private Limited (India – 67%)

I-SEC Infrastruktur GmbH (Germany – 100%)

I-SEC Nord GmbH (Germany – 100%)

I-SEC Germany GmbH (Germany - 100%) which holds the shares of:

I-SEC Deutsche Luftsicherheit GmbH (Germany - 100%)

I-SEC Nord GmbH (Germany - 100%)

ICTS USA, Inc. (New York - 100%) which holds the shares of:

Huntleigh USA, Corp. (New York - 100%)

AU10TIX Limited ( Cyprus – 100%) which holds the shares of:

AU10TIX B.V. (The Netherlands – 100%) which holds the shares of:

10TIX Authentication and Identification Advanced Systems Ltd. (Israel – 100%)

Broadcasting Security Directive Limited ( Ireland – 100%)

I-SEC Infrastruktur &CO. KG (Germany – 80%) **

*    Addtional 1% is held by ICTS International N.V..

** Additional 20% held by I-SEC Infrastruktur GmbH, a Company fully owned, indirectly by ICTS International N.V.

Property, Plant and Equipment

The Company leases certain premises under various operating leases. Future minimum lease payments under such operating leases are as follows:

Year ended
December 31,

2017	$1,929
2018	740
2019	582
2020	334
2021	13
$3,598

Rent expense for the years ended December 31, 2016, 2015 and 2014 is $3.9 million, $3.4 million and $3.3 million, respectively.

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

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are listed below. Please refer to Note 2 of ICTS's consolidated financial statements included in this Annual Report for the year ended December 31, 2016 for a summary of ICTS's significant accounting policies.

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

Investments

The Company follows Topic 820, “Fair Value Measurement”, of FASB ASC. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use.

In determining the fair value, the Company assesses the inputs used to measure fair value using a three-tier hierarchy, as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Companies have the ability to access at the measurement date.

Level 2 -	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

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

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2016, 2015 and 2014:

	(U.S. dollars in Thousands)
	Year ended December 31,
	2016	2015	2014
Revenue	$255,576	$187,022	$172,929
Cost of revenue	222,927	167,844	152,224
Gross profit	32,649	19,178	20,705
Operating expenses:
Research and development	2,660	2,565	2,207
Selling, general and administrative	22,142	20,406	17,316
Total operating expenses	24,802	22,971	19,523
OPERATING INCOME (LOSS)	7,847	(3,793)	1,182
Other income (expenses), net	(4,501)	(760)	448
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	3,346	(4,553)	1,630
Income tax expense	1,004	149	90
INCOME (LOSS) FROM CONTINUING OPERATIONS	2,342	(4,702)	1,540
Loss from discontinued operations	-	-	109
NET INCOME (LOSS)	$2,342	$(4,702)	$1,431

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
Revenue	100.0%	100.0%	100.0%
Cost of revenue	87.2%	89.7%	88.0%
Gross profit	12.8%	10.3%	12.0%
Research and development	1.0%	1.4%	1.3%
Selling, general and administrative	8.7%	10.9%	10.0%
Total operating expenses	9.7%	12.3%	11.3%
OPERATING INCOME (LOSS)	3.1%	(2.0)%	0.7%
Other income (expenses), net	(1.8)%	(0.5)%	0.2%
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	1.3%	(2.5)%	0.9%
Income tax expense	0.4%	-%	-%
INCOME (LOSS) FROM CONTINUING OPERATIONS	0.9%	(2.5)%	0.9%
Loss from discontinued operations	-%	-%	(0.1)%
NET INCOME (LOSS)	0.9%	(2.5)%	0.8%

The following table sets forth, for the annual periods indicated, revenue generated by country:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2016	2015	2014
United States of America	$47,733	$41,817	$39,983
Netherlands	87,348	72,231	69,667
Germany	108,692	61,765	49,771
Other	11,803	11,209	13,508
Total	$255,576	$187,022	$172,929

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

Total revenue increased from $187.0 million in 2015 to $255.6 million in 2016.

Revenue generated in the Netherlands was $87.3 million in 2016 compared to $72.2 million in 2015. The increase in revenue generated in the Netherlands was primarily a result of additional services provided to Schiphol Airport.

Revenue generated in Germany was $108.7 million in 2016 compared to $61.8 million in 2015. The increase in revenue generated in Germany was a combination of additional services provided to Frankfurt and Hamburg Airports and increases the hourly rates charged to customers.

Revenue generated in the United States of America was $47.7 million in 2016, compared to $41.8 million in 2015. The increase in revenue generated in the United States was primarily a result of additional services provided to customers and increase in prices of certain services provided by the Company.

Revenue outside the Netherlands, Germany and the United States totaled $11.8 million in 2016 compared to $11.2 million in 2015.

Cost of revenue

Cost of revenue increased from $167.8 million or 89.7% in 2015 to $222.9 million or 87.2% in 2016. Increases in cost of revenue primarily relates to increases in revenues in the Netherlands, Germany and the United States of America. Increases in cost of revenue in those countries increased both because of additional services provided to the customers and as a result of increases  in labor costs which are charged to the customers.

Research and Development expenses (“R&D”)

R&D expenses increased from $2.6 million or 1.4% in 2015 to $2.7 million or 1.0% in 2016.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses increased from $20.4 million or 10.9% in 2015 to $22.1 million or 8.7% in 2016. Increase in SG&A expenses is a result of increase of the Company’s operations during 2016.

Other expenses, net

Other expenses, net, totaled $4.5 million or 1.8% in 2016 compared to $0.8 million or 0.5% in 2015. Interest expense to a related party increased from $2.6 million in 2015 to $4.2 million in 2016. In 2016, the members of the Supervisory Board approved an increase of the interest rate by one percent retroactively, since the first day of the loan from the related party. The interest expense which was recorded in 2016 and related to previous years was $1.2 million.

Interest expense and bank charges were stable and totaled $1.4 million both in 2016 and 2015.

Foreign currency gain was $1.0 million in 2016 compared to $3.1 million in 2015. The exchange rate between the Dollar and the Euro changed from 1.09 Dollar per Euro as of December 31, 2015 to 1.06 Dollar per Euro as of December 31, 2016, a decrease of 3.2%. The decrease between the Dollar and the Euro in 2015  was 9.9%. As substantial balances of the Company’s liabilities are in Euros, the Company  recorded foreign currency gains in 2016 and 2015 accordingly.

Income Tax Expense

Income tax expense increased from $0.1 million or 0.1% to $1.0 millon 0.4% in 2016. Increase in income tax expense relates primarily to our operations in one of the European countries in which the Company used all its losses for tax purposes from previous years and as its operations are profitable, income taxes are due.

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

Revenue generated in the United States of America was $41.8 million in 2015 compared to $40.0 million in 2014. The increase of revenue generated in the United States was primarily a result of additional services provided to different customers and increases in prices of certain services provided by the Company.

Revenue outside the Netherlands, Germany and the United States totaled $11.2 million in 2015 compared to $13.5 million in 2014. The decrease in revenue from other locations was primarily a result of fewer services required by customers in certain locations.

Cost of revenue

Cost of revenue increased from $152.2 million or 88.0% in 2014 to $167.8 million or 89.7% in 2015. Increases from $152.2 million to $167.8 million relates primarily to increase in revenues in the Netherlands and Germany and costs relating to the extended contracts in those countries. In addition, in August 2015, following a decision of the State Supreme Court of Washington regarding increase of the minimum wages for the town of SeaTac, Washington, effective January 1, 2014, the Company recorded an accrual for this liability of which $3.0 million is expensed in cost of revenue.

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

Interest expense and bank charges increased from $1.1 million in 2014 to $1.4 million in 2015, primarily because of an increase in the usage of the lines of credit in Europe and the United States.

Foreign currency gain in 2015 was $3.1 million in 2015 compared to $3.7 million in 2014. During 2015 the exchange rate between the Dollar and the Euro dropped from 1.21 Dollar per Euro as of December 31, 2014 to 1.09 Dollar per Euro as of December 31, 2015, a decrease of approximately 10%. As substantial balances of the Company’s liabilities are in Euro’s, the Company recorded a foreign currency gain in 2015. In 2014 the exchange rate between the Dollar and the Euro decreased by 12% which created higher foreign currency profit.

Income Tax Benefit (Expense)

The Company had income tax expense of $(0.1) million both in 2015 and 2014.

The following table sets forth, for the annual periods indicated, certain financial data related to the Company’s reportable segments.

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Year ended December 31, 2016:
Revenue	$-	$252,878	$2,698	$255,576
Depreciation and amortization	10	846	37	893
Income (loss) from continuing operations	(6,052)	10,654	(2,260)	2,342
Total assets from continuing operations	431	45,945	780	47,156

Year ended December 31, 2015:
Revenue	$-	$185,519	$1,503	$187,022
Depreciation and amortization	1	655	57	713
Income (loss) from continuing operations	(3,182)	1,597	(3,117)	(4,702)
Total assets from continuing operations	440	41,056	853	42,349

Year ended December 31, 2014:
Revenue	$-	$172,102	$827	$172,929
Depreciation and amortization	3	689	69	761
Income (loss) from continuing operations	(99)	5,106	(3,467)	1,540
Total assets from continuing operations	404	34,006	461	34,871

Corporate Segment

The Company’s loss from continuing operations in the corporate segment increased from $3.2 million in 2015 to $6.1 million in 2016.  The increase is primarily due to the following: (a) increase in the interest rate to related party. Total interest to related party was $4.2 million in 2016 compared to $2.6 million in 2015. (b) In 2015 the Company had a foreign currency gain of $3.1 million compared to $1.0 million in 2016.

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

Airport Security and Other Aviation Services Segment

Increases in revenue from $185.5 million in 2015 to $252.9 million in 2016 relates primarily to: (a) an increase of revenues in Germany from $61.8 million in 2015 to $108.7 million in 2016. (b) An increase of revenues in the Netherlands from $72.2 million in 2015 to $87.3 million in 2016. (c) An increase of revenues in the United States of America from $41.8 million in 2015 to $47.7 million in 2016.

In 2016, the Company’s income from continuing operations related to aviation services was $10.7 million compared to $1.6 million in 2015. As the Company increases its revenue in existing locations, its able to better utilize its manpower and its expenses and by that, increases its profitability.

Increase in revenue from $172.1 million in 2014 to $185.5 million in 2015 relates primarily to: (a) an increase of revenues in Germany from $49.8 million in 2014 to $61.8 million in 2015. (b) An increase of revenues in the Netherlands from $69.7 million in 2014 to $72.2 million in 2015.

Revenue generated in the Netherlands, Germany and some other European countries was affected by exchange rate fluctuations as the average rate of the Euro-Dollar decreased by 16.5% in 2015 compared to 2014.

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

Technology Segment

Revenue in 2016 was $2.7 million compared to $1.5 million in 2015. The loss from continuing operations amounted to $2.3 million in 2016 compared to $3.1 million in 2015.

Revenue in 2015 was $1.5 million compared to $0.8 million in 2014. The loss from continuing operations amounted to $3.1 million in 2015 compared to $3.5 million in 2014.

Liquidity and Capital Resources

The Company’s most significant expenditures consist of payroll, related costs, interest and professional fees. The Company has historically financed such expenditures through cash flows from operations, funding received from lines of credit with lenders in the United States and Europe and borrowings from a convertible note arrangement with a related party.

As of December 31, 2016 and 2015, the Company had cash on hand of $3.9 million and $7.9 million, respectively, not including restricted cash of $3.8 million and $4.4 million as of December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015 the restricted cash serves as collateral for our letters of credit in the United States and restricted bank accounts in the Netherlands, which are restricted for payments to local tax authorities.

The Company has a working capital and shareholders’ deficits. As of December 31, 2016 and 2015, the Company had a working capital deficit of $1.5 million and $5.0 million, respectively and shareholders’ deficit of $33.5 million and $42.2 million, respectively. During the years ended December 31, 2016, 2015 and 2014, the Company incurred net income (loss) from continuing operations of $2.3 million, $(4.7) million and $1.5 million, respectively, and provided cash flows from operations of $3.5 million, $1.5  million and $4.1 million, respectively.

The Company’s business plan projects income from operations and  compliance with all financial covenants. Management believes that this plan is achievable and that they will continue to generate positive cash flows from operations. Management also believes that it will receive continued support from their lenders and majority shareholder in financing operations. Ther can be no assurance that management will be successful in achieving its bussiness plan.

In May 2014, the Company increased its borrowing capacity under the convertible notes payable to related party to $37.0 million. In January 2016 the Company signed a new line of credit arrangement to replace the previous agreement with a commercial bank. According to the new agreement the line of credit increased up to €10.0 million. In December 2016 the Company and the commercial bank agreed to increase the Company’s line of credit to €12.0 million ($12.7 million as of December 31, 2016)

Cash Flows from Operating Activities

Our cash flows from operating activities vary significantly from year to year, depending on our operating results and timing of cash receipts and disbursements on accounts receivable, accounts payable, accrued expenses and other current liabilities.

Net cash provided by operating activities in 2016 was $3.5 million. This provided cash resulted primarily from net income of $2.3 million, non-cash accrued interest convertible notes payable to related party of $4.8 million and a non-cash charge of $0.9 million for depreciation and amortization. Net cash used in continuing operating assets and liabilities of $4.3 million is primarily attributable to an increase in accounts receivable of $8.8 million.

This was offset mainly by increase in accrued expenses and other current liabilities of $2.0 million, increases in income taxes payable of $1.0 million and increases in VAT payable of $0.9 million.

Net cash provided by operating activities in 2015 was $1.5 million. This provided cash resulted primarily from net loss of $4.7 million, a non-cash accrued interest on convertible notes payable to a related party of $2.6 million and a non-cash charge of $0.7 million for depreciation and amortization. Net cash provided by continuing operating assets and liabilities of $2.8 million is primarily attributable to an increase in accrued expenses and other current liabilities of $9.1 million, increase of accounts payable of $0.5 million and increase of VAT payable of $0.5 million. This was offset by an increase in accounts receivable, net, of $6.3 million and an increase in prepaid expenses and other current assets of $1.0 million.

Net cash provided by operating activities in 2014 was $4.1 million. This provided cash resulted primarily from net income from continuing operations of $1.5 million, non-cash accrued interest on convertible notes to a related party of $2.3 million and a non-chash charge of $0.8 million for depreciation and amortization. Net cash used in continuing operating assets and liabilities of $0.4 million is primarily attributable to an increase in accounts receivable, net of $6.9 million, payments made to the U.S. Department of Labor of $0.3 million and decrease in other liabilities of $0.4 million. This was offset by an increase in accrued expenses and other current liabilities of $5.4 million increase of accounts payable of $0.7 million and increase of VAT payable of $1.2 million. Net cash used in discontinued operations in 2014 was $0.1 million.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2016 was $0.9 million and consisted primarily of capital expenditures of $1.2 million offset by decrease in restricted cash of $0.5 million.

Net cash used in investing activities for the year ended December 31, 2015 was $1.1 million and consisted primarily of capital expenditures of $1.0 million.

Net cash provided by investing activities for the year ended December 31, 2014 was $1.2 million and consisted primarily of a decrease in restricted cash of $1.9 million, offset by capital expenditures of $ 0.6 million.

Cash Flows from Financing Activities

Net cash used in financing activities in 2016 was $5.2 million, which consisted primarily of repayments under lines of credit of $2.9 million, repayment of $3.3 million of the convertible notes to a related party and $1.2 million proceeds from stock issuance.

Net cash provided by financing activities in 2015 was $5.2 million, which consisted primarily of an increase of $1.4 million, net, from the Company’s convertible note arrangement with a related party, an increase of $1.9 million on our line of credit in Europe and the United States and stock issuance for $1.7 million.

Net cash provided by financing activities in 2014 was $2.0 million, which consisted primarily of an increase of $3.4 million of  proceeds from our convertible note arrangement with a related party, a decrease in net borrowings on our lines of credit in Europe and the United States of $2.2 million and increase of cash overdraft of $0.8 million.

Borrowings

United States

The Company was a party to a credit facility with a commercial lender, which provided it with up to $10.5 million  in borrowings subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 80% of eligible accounts receivable, as defined, plus (ii) 70% of eligible unbilled receivables, as defined, plus (iii) 100% of the Company’s $3.5 million in cash collateral plus (iv) 95% of a $1.0 million standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder (see note 12). Borrowings under the credit facility were secured by the Company’s accounts receivable, unbilled receivables, equipment, cash, a $3.5 million certificate of deposit, and the $1.0 million letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

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

In March 2015, the Company amended it’s credit facility with its lender. The amendment revised existing financial covenants, including the maintenance of a specified fix charge coverage ratio and maintenance of minimum monthly EBITDA requirements. As of December 31, 2015 the Company was in violation of its financial covenants. As of March 2016, the lender waived the violation.

On July 2016, the Company amended the credit facility to increase the maximum borrowing capacity to $8.5 million. The amendment also revised the existing fixed charge coverage ratio financial covenant. The credit facility expires on June 24, 2018. As of December 31, 2016, the company was in compliance with all required debt covenants.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.375%) plus 4.25% per annum (5.625% as of December 31, 2016).

The Company’s weighted average interest rate in the United States during the years ended December 31, 2016, 2015 and 2014 is 5.76%, 5.88% and 6.02% respectively.

The company evaluated the terms of the amendments and concluded that they do not constitute substantive modification.

As of December 31, 2016 and 2015, the Company had approximately $6.3 million and $5.6 million respectively, outstanding under line of credit arrangements. As of December 31, 2016 and 2015, the Company had $0.8 million and $0.6 million, respectively, in unused borrowing capacity under the line of credit facility.

Europe

In June 2014, the Company extended a line of credit arrangement with a commercial bank to provide it with up to €1.5 million ($1.6 million as of December 31, 2016) in borrowings. Borrowings under the line of credit arrangement bear interest at 1.2% per annum, which is payable quarterly. The line of credit is secured by a guarantee provided by an entity related to the Company’s main shareholder.

As of December 31, 2015 the Company had €0.4 million ($0.4 million as of December 31, 2016) in outstanding borrowings under the line of credit arrangement. There were no outstanding borrowings as of December 31, 2016. The line of credit expired in January 2017.

In April 2015, the Company entered into a line of credit arrangement with a commercial bank, replacing all previous lines of credit, to provide it with up to €5.5 million ($5.9 million as of December 31, 2015) in borrowings until further notice.

Borrowings under the line of credit bear interest at EURIBOR plus 3.75% (3.75% as of December 31, 2015) per annum. The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by the accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. As of December 31, 2015 the Company had €5.0 million ($5.5 million as of December 31, 2015) in outstanding borrowings under the line of credit arrangement.

In January 2016, the Company entered into a new line of credit arrangement with the same commercial bank, replacing the previous line of credit, to provide it with up to €10.0 million ($10.5 million as of December 31, 2016) in borrowings until further notice. Borrowings under the line of credit bear interest at one month EURIBOR plus 3.75% with a minimum of 3.5% per annum (3.5% as of December 31, 2016). The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by the accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. As of December 31, 2016 the Company had €1.9 million ($2.1 million as of December 31, 2016) in outstanding borrowings under the line of credit arrangement. In December 2016, the Company and the same commercial bank agreed under the same terms and conditions to raise the existing line of credit to €12.0 million ($12.7 million as of December 31, 2016).

In addition to this line of credit arrangement a guarantee facility of €2.5 million ($2.6 million as of December 31, 2016) is provided to the Company by the same commercial bank. As of December 31, 2016 the Company had €2.3 million ($2.4 million as of December 31, 2016) of outstanding guarantees under the guarantee facility.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2016, 2015 and 2014 is 3.5%, 3.2% and 3.5%, respectively.

Related party financing

In May 2014, the Company entered into an arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $37 million in revolving loans through December 2016. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $1.50 per share.

In October 2015, the Supervisory Board of Directors approved to reduce the convertible price of the unpaid interest from $1.50 per share to $0.75 per share. In addition, the loan period was extended until January 1, 2018. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

In September 2016, the Supervisory Board of Directors approved an increase in the interest rate of the loan from the entity related to the main shareholder, by one percent, retroactively for the whole period of the loan. The interest recognized in 2016 regarding increase of the previous years interest rate totaled $1.2 million.

In December 2016, the entity related to the main shareholder converted $5.4 million accrued interest into 7,238,302 shares per share of common stock at a price of $0.75 per share.

The Company’s weighted average interest during the years ended December 31, 2016, 2015 and 2014 is 7.05% 5.99% and 6.06%, respectively.

At December 31, 2016 and 2015, convertible notes payable to a related party consist of $25.0 million and $29.0 million, respectively, in principal and $9.4 million and $10.4 million respectively, in accrued interest. Interest expense related to these notes is $4.2 million, $2.6 million and $2.3 million for the years ended December 31, 2016, 2015 and 2014, respectively

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $2.7 million, $2.6 million and $2.2 million during the years ended December 31, 2016, 2015 and 2014, respectively.

Trend Information

Labor market conditions may require the Company to increase its prices. Cost of labor is the main variable in determining any cost increases.

The Company might be affected by a worldwide economic slowdown, which might affect the aviation industry. As the Company is a service provider to this industry, such trends can affect the results of the Company.

Off-Balance Sheet Arrangements

The Company is a party to a consulting arrangement, an agency agreement and various operating lease arrangements. In addition, the Company has no unconsolidated special purpose entities.

Future Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2016:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
		Less than	1-3	4-5	more than
	Total	1 year	years	years	5 years
Line of credit in the U.S.	$6,301	$-	$6,301	$-	$-
Lines of credit in Europe	2,051	-	2,051	-	-
Consulting agreements	983	191	475	317	-
Purchase of subsidiary in Cyprus	158		158
Convertible notes payable to a related party
including accrued interest	34,511	-	34,511	-	-
Future interest and fees on line of credit and convertible notes payable to a related party (1)	9,000	-	9,000	-	-
Operating lease obligations	3,598	1,929	1,656	13
	$56,602	$2,120	$54,152	$330	$-

(1)          Interest and fees are estimated based on future interest rates expected to be applicable.

The following table summarizes the Company’s other future commercial obligations as of December 31, 2016:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
		Less than	1-3	4-5	more than
	Total	1 year	years	years	5 years

Guarantees	$2,416	$-	$1,862	$-	$554
Letters of credit	233	233	-	-	-
	$2,649	$233	$1,862	$-	$554

Item 6.          Directors, Senior Management and Employees

The following table lists the directors and executive officers of ICTS:

	Age	Position

Menachem Atzmon	72	Chairman of the Supervisory Board
David W. Sass	81	Member of the Supervisory Board
Gail F. Lieberman	73	Member of the Supervisory Board, Member of the Audit Committee and Chairman of the Compensation Committee
Gordon Hausmann	71	Member of the Supervisory Board, Member of the Compensation Committee and Member of the Audit Committee
Philip M. Getter	80	Member of the Supervisory Board, Chairman of the Audit Committee
Ran Langer	71	Managing Director
Alon Raich	41	Chief Financial Officer

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

David W. Sass for the past 55 years has been a practicing attorney in New York City and is currently a Special Council in the law firm of McLaughlin & Stern, LLP. He has been a director of ICTS since 2002 and is also a director of several privately held corporations. He is an Honorary Trustee of Ithaca College and a director of the TCI College of Technology.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Tradeworx, a private financial technology company. Formerly she served as board member for the South Central Connecticut Regional Water Authority, board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

Gordon Hausmann is the senior partner of his own law firm, founded in London over 35 years ago. He specializes, amongst other things, in corporate and commercial law, including business finance and banking law, litigation and representation of several substantial family offices. He holds office as a board member of numerous companies and institutions, including listed companies in the UK and abroad. These include an international airline, some Embassies, finance companies (including a company associated with a private Swiss banking group) and other well-known and governmental entities. He also holds office and advises a number of charities, including Governor of the Hebrew University.

Philip M. Getter has been Chairman of TCI College of Technology since 2012. Since 1985 he has been managing member of GEMPH Development LLC a major shareholder of EVCI Career Colleges and sole shareholder of TCI. Mr. Getter has more than 30 years of corporate finance experience.  From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and from 1969 to 1975 Senior Partner of Devon Securities, an international investment-banking boutique. From 1975 to 1984 he was President/CEO of Generics Corporation of America, then one of the largest generic drug companies in the United States. As Chairman and CEO of Wolins Pharmacal (1977 to 1984) he led the reorganization and restructuring of this distributor of medical supplies. Mr. Getter was Chairman of Inksure Technologies, Inc.a manufacturer of security inks and a founder of KIDSRx an all-natural pharmaceutical company.  He has been a member of The Broadway League [League of American Theaters and Producers] Executive Vice Chairman of The Kurt Weill Foundation for Music, and Trustee of the American Theatre Wing [TONY and OBIE Awards].  He has been involved in most aspects of the entertainment industry and  has produced for Broadway, television and film.

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

Summary Compensation Table

The following table sets forth compensation earned by the Company’s Managing Directors and the highest paid executives during the years 2014 through 2016 (U.S. Dollars in thousands):

					Non-equity	Nonqualified	Number	Number
Name and					Incentive	Deferred	of	of
Principal				All Other	Plan	Compensation	Option	Stock
Position	Year	Salary	Bonus	Compensations	Compensation	Earnings	Awards	Awards	Total
		$	$	$	$	$			$
Managing	2016	332	1,106	60	-	-	-	-	1,498
Director	2015	222	1,110	21	-	-	-	-	1,353
(a)	2014	191	-	21	-	-	-	-	212

Managing	2016	-	-	-	-	-	-	-	-
Director	2015	-	-	-	-	-	-	-	-
	2014	-	-	48	-	-	-	-	48

General Manager	2016	145	28	59					232
of a subsidiary	2015	128	73	22	-	-	-	-	223
(b)	2014	153	80	26	-	-	-	-	259

a. Highest paid employee in 2016 and 2015.

b. Highest paid employee in 2014.

Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $20 and a fee for each Supervisory Board or committee meeting attended of $2. The Chairman of the Audit Committee receives an additional $10 per year. The Chairman of the Board receives an annual fee of $60.

Mr. Langer has been employed as Managing Director without compensation untill 2013. In 2013, the Company signed an employment agreement with Mr. Langer for which he will be entitled to a yearly salary of €144 per year ($152 as of December 2016). In May 2015 the compensation committee and the Supervisory Board approved to increase Mr. Langer’s salary to €240 per year ($253 as of December 2016) and a bonus of €1,000 ($1,055 as of December 31, 2016). In May 2016, an additional increase of salary to €300 per year ($317 as of December 31, 2016) and a bonus of $1,000 ($1,055 as of December 31, 2016) was approved by the Supervisory Board.

Mr. Nir has been employed as a Managing Director since 2008 through December 31, 2014, at an annual cost of $48 during the year ended December 31, 2014.

In December 2015 the compensation committee approved an annual fee of $60 for the Chairman of the Supervisory Board, in addition to a one time grant of  $660 representing the annual salary for the last eleven years for which he was not compensated. In 2016 the Chairman of the Supervisory Board waived an amount of $600 of the grant.

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2016.

	Salaries, fees,	Pension, retirement
	commissions	and other
	and bonuses	similar benefits
	(in thousands)

Supervisory Directors as a group ( 5 persons)	$185	$-
Officers as a group ( 4 persons)	$1,969	$174

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

The members of the Supervisory Board as of December 31, 2016 and the initial year they joined the Supervisory Board are as follows: Menachem Atzmon (1999), David W. Sass (2002), Philip M. Getter (2003), Gordon Hausmann (2005) and Gail F. Lieberman (2010).

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

Employees

As of December 31, 2016, the Company has 6,603 employees, of which 4,458 employees are located in Europe, Far East and Israel and 2,145 are located in the United States.

Share Ownership

See tables under Item 7: "Major Shareholders" and "Related Party Transactions" below.

Options to Purchase Securities

In February 2005, the Company adopted the 2005 Equity Incentive Plan and reserved 1,500,000 shares of common stock for future issuance. The plan expired in 2015 (the "Plan").

As of December 31, 2016 there are 150,000 options outstanding under the plan. As the plan expired there are no more options available for grant under this plan.

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

The exercise price of shares of Company Stock covered by an ISO shall not be less than 100% of the fair market value of such shares on the date of grant; provided that if an ISO is granted to an employee who, at the time of the grant, is a 10% shareholder, then the exercise price of the shares covered by the incentive stock option shall not be less than 110% of the fair market value of such shares on the date of the grant. The exercise price of shares covered by a non-qualified stock option shall be not less than 85% of the fair market value of such shares on the date of the grant. The Plan shall be administered by the Compensation Committee

As of December 31, 2016, there were no outstanding options under the plan. Options available for grant under the plan are 1,500,000. The plan expires in 2018.

In June 2016 one of the Company’s subsidiaries granted 228,000 options to certain employees of one of the Company’s subsidiaries. The fair value of the subsidiary’s stock as evaluated by a third party was zero as of the day of the grant. Options were granted at an exercise price of €0.01.

U.S. Federal Income Tax Consequences

The rules governing the U.S. federal tax treatment of stock options, restricted stock and shares acquired upon the exercise of stock options are quite technical. Therefore, the description of U.S. federal income tax consequences set forth below is necessarily general in nature and does not purport to be complete.

Moreover, the statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. In particular, the “American Jobs Creation Act of 2004” imposed rules concerning the taxation of various deferred compensation arrangements. It is not clear whether, and to what extent, these rules apply to awards under the Plan. Although the Comapny does not believe that awards under the Plan are affected by the rules, there can be no assurance to that effect until adequate guidance is forthcoming fromthe U.S. Treasury Department. Finally, the tax consequences under applicable state, local and foreign income tax laws may not be the same as under the U.S. federal income tax laws.

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

Non-qualified Stock Options

A participant who acquires shares by exercise of Non Qualified Stock Options generally realizes as taxable ordinary income, at the time of exercise, the difference between the exercise price and the fair market value of the shares on the date of exercise. Such amount will ordinarily be deductible by the service recipient for federal income tax purposes in the same year, provided that the amount constitutes reasonable compensation for services that would result in a deduction for U.S. federal income tax purposes and that certain federal income tax withholding requirements are satisfied. Subsequent appreciation or decline in the value of the shares on the sale or other disposition of the shares will generally be treated as capital gain or loss.

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

Item 7.          Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Common Shares as of April 15, 2017 with respect to:

(1) Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Shares.

(2) All directors and officers as a group.

	Percent of
	Amount Beneficially	Common Shares
Name Shareholders Holding Five Percent or More	Owned (a)	Outstanding (b)

MacPherson Trust ©	57.6%	12,085,528

Menachem J. Atzmon	14.3%	3,000,000

Igal Tavori	5.7%	1,202,483

All officers and directors as a group and the MacPherson Trust (9 persons).	85.1%	17,871,574

(a) As to each shareholder, the percentage is calculated using the amount beneficially owned by such shareholder divided by the number of total outstanding common shares and the shares issuable pursuant to the exercise of options exercisable within 60 days from the date of the grant, if any held by such shareholder. Common shares subject to options that are immediately exercisable or exercisable within 60 days of the date of the grant are deemed outstanding for computing the ownership percentage of the shareholder holding such options, but are not deemed outstanding for computing the ownership of any other shareholders.

(b) The amounts include common shares owned by each of the above, directly or indirectly.

(c) 1. The MacPherson Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds together with the Trust approximately 57.6% of the issued and outstanding Common Shares on behalf of the Trust. Mr. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation, Limited and the MacPherson Trust together with Mr. Atzmon are able to appoint all the directors of ICTS and control the affairs of ICTS.

2. As of April 15, 2017 the Company received loans from a related party in the total amount of $25.7 million and accrued interest of $10.5 million. The principle is convertible to the Company’s common stock at a rate of $1.50 per share and the accrued interest is convertible at a rate of $0.75 per share. The calculation above does not take into consideration the conversion of those loans.

Review, Approval or Ratification of Transactions with Related Persons

All ongoing and future transactions between the Company and any of our officers and directors and their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by the Audit Committee (whose members are independent directors) and by a majority of our disinterested independent directors (to the extent we have any) or the members of our Supervisory Board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested and independent directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. We will not enter into a business combination or invest alongside any of our directors, officers, any affiliate of ours or of any of our directors or officers or a portfolio company of any affiliate of our directors or officers.

Related Party Transactions

Entities related to two of the Company's Supervisory Board members provide legal services to the Company. Legal expense related to these services is $58 thousand, $47 thousand and $58 thousand for the years ended December 31, 2016, 2015 and 2014, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $6 thousand and $28 thousand due for these services as of December 31, 2016 and 2015, respectively.

In January 2009, the Company engaged the services of a related party to provide certain selling and management services to its technology segment. The Company incurred expenses of $227 thousand, $223 thousand and $161 thousand for such services for the years ended December 31, 2016, 2015 and 2014, respectively.

In May 2013, an entity related to the Company’s main shareholder provided a letter of credit of $1,000 thousand to a commercial bank to guarantee a borrowing arrangement on behalf of one of the Company’s subsidiaries.

In February 2014, the Company engaged the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $52, $48 and $49 for such services for the years ended December 31, 2016, 2015 and 2014, respectively.

In May 2014, the Company engaged the services of a related party to provide certain administrative services. The Company incurred expenses of $0, $15 and $15 for such services in each of the years ended December 31, 2016, 2015 and 2014, respectively.

In November 2015, the Company engaged the services of a related party to provide internal audit services. The Company incurred expenses of $112 thousand and $13 thousand for such services for the years ended December 31, 2016 and 2015, respectively.

In December 2015, the Supervisory Board approved an annual compensation for the Chairman of the Supervisory Board, a related party, of $60 thousand. In addition, as the Chairman of the Supervisory Board was not compensated for the last eleven years, a one-time grant of $660 thousand was approved. In September 2016, the chairman of the Supervisory Board forgave $600 thousand of this grant.

In December 2015, the Company issued 2.9 million shares to certain directors and officers of the Company for a purchase price of $0.60 per share.

In November and December 2016, the Company issued 2.8 million shares to certain directors and officers of the Company for a purchase price ranging from  $0.40 - $0.45 per share.

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

Claims by former employees

The Company is subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $711. At the present time, the Company is not able to determine the likelihood of an unfavorable outcome or estimate a range of potential loss related to these matters.

Minimum wage increase

In August 2015, the Company was informed about a court decision, which approved an increase to the minimum wage for the city of SeaTac, Washington (location of Seattle Airport). The increase to the minimum wage was originally approved by a vote in King County, Washington in 2013 (to be effective January 1, 2014). However, a court ruled that SeaTac employees were excluded from this increase because the airport was under the jurisdiction of the Port of Seattle and not the city of SeaTac. In August 2015, this decision was overturned by the State Supreme Court and accordingly, the Company is required to increase the minimum wage of its employees at the SeaTac Airport according to the court decision, effective January 1, 2014. The Company has estimated that it has a total liability of approximately $3,600 for back wages (inclusive of interest amounting to approximately $600) as of December 31, 2016 and has recorded an accrual for this liability.

As the increase in minimum wage was not paid yet to the employees, an employee of the Company filed a class action lawsuit against the Company, in the United States District Court, Western District of Washington. The employee alleges the Company failed to pay the proper SeaTac minimum wage.  Plaintiffs served written discovery to the individual defendants. Additional two lawsuits were filed against the Company in the Circuit Court for King County, State of Washington, on the same subject.

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

Item 9.          The Offer and Listing

Our shares of common stock are currently traded on the OTC under the symbol ICTSF.

The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2012	$1.60	$0.04
2013	$1.39	$0.45
2014	$2.39	$0.75
2015	$0.85	$0.51
2016	$0.71	$0.40

The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2016	High	Low
First Quarter	$0.55	$0.47
Second Quarter	$0.50	$0.45
Third Quarter	$0.65	$0.40
Fourth Quarter	$0.71	$0.40

2015	High	Low
First Quarter	$0.85	$0.59
Second Quarter	$0.73	$0.55
Third Quarter	$0.79	$0.56
Fourth Quarter	$0.60	$0.51

2014	High	Low
First Quarter	$0.90	$0.75
Second Quarter	$2.39	$0.87
Third Quarter	$1.30	$0.96
Fourth Quarter	$1.20	$0.85

Item 10.       Additional Information

Articles of Association

Introduction

The material provisions of the Company's Articles of Association are summarized below. Such summaries do not purport to be complete statements of these provisions and are qualified in their entirety by reference to such exhibit. The Company was registered by the Department of Justice at Amstelveen, Netherlands on October 9, 1992. The objectives of the Company are generally to manage and finance businesses, extend loans and invest capital as described in greater detail in Article 2 of the Company's Articles of Association.

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

The issuance of the common shares is generally subject to shareholder pre-emptive rights, except to the extent that such pre-emptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or by the corporate body designated to do so by the general meeting of shareholders or the Articles of Association. Such a designation may only take place if such corporate body has also been designated to issue shares. The resolution by with the pre-emptive rights are excluded or limited needs to be filed with the Dutch Trade Registry, which is publically accessible, within 8 days of such resolution.

In this regard, the general meeting of shareholders has authorized our Supervisory Board to issue any authorized and unissued shares at any time up to five years from December 27, 2012, the date of such authorization, and has authorized the Supervisory Board to exclude or limit shareholder pre-emptive rights with respect to any issuance of common shares prior to such date. Such authorizations may be renewed by the general meeting of shareholders from time to time, for up to five years at a time. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of directors of a surviving company may resolve to legally merge the company). Shareholders do not have pre-emptive rights with respect to shares which are issued against payment other than in cash or which are issued to employees of the Company or subsidiary. Should the Company issue so-called preferred shares, i.e. shares that exclude or only grant to a limited extent its shareholders a right to share in the profits above a certain percentage of the nominal value of their shares or a share in a liquidation surplus above the nominal value of their shares, then these shareholders do not have pre-emptive rights regarding the issuance of ordinary shares; ordinary shareholders do not have pre-emptive rights regarding the issuance of preferred shares.

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

The common shares may be in bearer or registered form. As of December 31, 2016, 21,000,000 shares were issued and outstanding.

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

Supervisory Board

Members of our Supervisory Board are appointed by the general meeting for a term of one year.

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

If the Company is a PFIC for any taxable year during which a U.S. Holder holds shares, the U.S. Holder will be subject to special tax rules with respect to:

Any “excess distribution” that the U.S. Holder receives on shares, and

Any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the shares unless the U.S. Holder makes a “qualified electing fund” or “mark-to-market” election as discussed below.

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

Corporate Income Taxes

We are incorporated under the laws of the Netherlands and are therefore subject to the tax laws of the Netherlands. In 2016 the standard corporate income tax rate was 20% on profits up to €0.2 million ($0.2 million as of December 31, 2016) and 25% on the excess. In 2017 the standard corporate income tax rate will be the same as in 2016.

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

As of 2016, the participation exemption will no longer be applicable to (interest) income that is tax-deductible in country of the debtor, whereas the corresponding income is exempt under the scope of the paricipation exemption. This will be the case e.g. if the country of the debtor qualifies the distribution as an interst expense, whereas the Netherlands qualifies the income as a dividend.

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

The first €0.8 million ($0.8 million as of December 31, 2016) of “excessive participation interest” is exempt from the interest deduction limitation and is therefore deductible (unless other interest limitation rules apply). “Excessive participation interest” that exceeds the €0.8 million threshold is not tax deductible; it makes no difference if this interest is paid to related entities or to third parties.

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

In addition, in an effort to prevent the practice of dividend stripping, strict beneficial ownership rules are incorporated in the Dutch dividend withholding tax act, which may have an impact on the levy of dividend withholding taks.

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

For further information please call the SEC at 1-800-SEC-0330. All the SEC filings made electronically by ICTS are available to the public  on the  SEC web site at http://www.sec.gov (commission file number 0-28542). Those reports are also available free of charge at www.icts-int.com.

Subsidiary Information

Not applicable

Item 11.       Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2016, approximately 19% of the Companies revenues were derived in the United States, and approximately 81% was derived in Europe and the Far East.  The Company is subject to market risks associated with foreign currency exchange rate fluctuations.

We do not utilize derivative instruments to manage the exposure to such market risk.  As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk - We are subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. We believe that moderate interest rate increases will not have a material impact on the Company’s consolidated financial  position, result of operations and cash flows. An increase of 1% in the interest rate would have increased the Company's interest expense for bank loans, convertible notes payable to a related party and other parties, by approximately $0.6 million in the year ended December 31, 2016.

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

(b)  Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Managing Director and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

(c) On the evaluation conducted by our Managing Director and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2016 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.    Fees Paid to Our Independent Registered Public Accounting Firm

The following table sets forth the aggregate fees billed by our independent registered public accounting firms, Mayer Hoffman McCann CPAs ("MHM"), for services rendered to us during the years ended December 31, 2016 and 2015.

The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2016	2015
Audit fees	$250	$205
Audit related fees	-	-
Tax fees	-	-
Total Fees	$250	$205

Item 16D.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16E.     Change in Accountants Disclosure

Not applicable.

Item 16F.     Corporate Governance.

There are no significant differences between the corporate governance practices in the Netherlands and the U.S. The Company has adopted the U.S. practices.

PART III

Item 17.       Financial Statements

See Item 18.

Item 18.       Financial Statements

The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-36.

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

Date:            May 8, 2017

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2016 ANNUAL REPORT

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Directors and Shareholders of
ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of ICTS International N.V. and Subsidiaries (the "Company") as of December 31, 2016 and 2015 and the related consolidated statements of operations and comprehensive income (loss), shareholders' deficit, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule presented on page F34 for each of the three years in the period ended December 31, 2016. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and on the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICTS International N.V. and Subsidiaries as of December 31, 2016 and 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

/s/ Mayer Hoffman McCann CPAs
(The New York Practice of Mayer Hoffman McCann P.C.)
New York, New York
May 8, 2017

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share data)

	December 31,
ASSETS	2016	2015
CURRENT ASSETS:
Cash and cash equivalents	$3,892	$7,912
Restricted cash	3,787	4,388
Accounts receivable, net	34,128	25,715
Prepaid expenses and other current assets	2,101	1,987
Total current assets	43,908	40,002

Deferred tax assets, net	337	92
Property and equipment, net	1,784	1,493
Goodwill	712	314
Other assets	415	448
Total assets	$47,156	$42,349

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable-banks	$8,352	$11,412
Accounts payable	3,211	3,079
Accrued expenses and other current liabilities	26,502	25,065
Income tax payable	1,130	89
Value added tax (VAT) payable	6,170	5,362
Total current liabilities	45,365	45,007

Convertible notes payable to a related party, including
accrued interest	34,511	39,403
Other liabilities	757	147
Total liabilities	80,633	84,557

COMMITMENTS AND CONTINGENCIES (NOTE 14)
SHAREHOLDERS' DEFICIT:
Common stock, €0.45 par value;
33,333,334 shares authorized as of December 31, 2016 and 2015;
21,000,000 and 10,961,698 shares issued and outstanding as of
December 31, 2016 and 2015, respectively	10,655	5,928
Additional paid-in capital	23,128	21,267
Accumulated deficit	(59,554)	(61,896)
Accumulated other comprehensive loss	(7,859)	(7,507)
Non controlling interest in subsidiaries	153	-
Total shareholders' deficit	(33,477)	(42,208)
Total liabilities and shareholders' deficit	$47,156	$42,349

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(US $ in thousands, except share data)

	For the Years Ended December 31,
	2016	2015	2014

Revenue	$255,576	$187,022	$172,929
Cost of revenue	222,927	167,844	152,224
GROSS PROFIT	32,649	19,178	20,705
Operating expenses:
Research and development	2,660	2,565	2,207
Selling, general and administrative	22,142	20,406	17,316
Total operating expenses	24,802	22,971	19,523
OPERATING INCOME (LOSS)	7,847	(3,793)	1,182
Other income (expense), net	(4,501)	(760)	448
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	3,346	(4,553)	1,630
Income tax expense	(1,004)	(149)	(90)
INCOME (LOSS) FROM CONTINUING OPERATIONS	2,342	(4,702)	1,540
Loss from discontinued operations,	0	0	(109)
NET INCOME (LOSS)	$2,342	$(4,702)	$1,431

INCOME (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations	$0.20	$(0.58)	$0.19
Discontinued operations	-	-	(0.01)
Net income (loss)	$0.20	$(0.58)	$0.18

Weighted average number of shares outstanding	11,518,929	8,085,599	8,054,390

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$2,342	$(4,702)	$1,431
Translation adjustment	(352)	(186)	(168)
Comprehensive income (loss)	$1,990	$(4,888)	$1,263

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(US $ in thousands, except share data)

					Accumulated
			Additional		Other	Non	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Controlling	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Interest	Deficit
BALANCE AT DECEMBER 31, 2013	8,041,698	$4,495	$20,927	$(58,625)	$(7,153)	$-	$(40,356)
Exercise of stock options	20,000	12	8	-	-	-	20
Stock based compensation	-	-	14	-	-	-	14
Net income	-	-	-	1,431	-	-	1,431
Translation adjustment	-	-	-	-	(168)	-	(168)

BALANCE AT DECEMBER 31, 2014	8,061,698	4,507	20,949	(57,194)	(7,321)	-	(39,059)
Issuance of common stock	2,900,000	1,421	318	-	-	-	1,739
Net loss	-	-	-	(4,702)	-	-	(4,702)
Translation adjustment	-	-	-	-	(186)	-	(186)

BALANCE AT DECEMBER 31, 2015	10,961,698	5,928	21,267	(61,896)	(7,507)	-	(42,208)
Issuance of common stock	10,038,302	4,727	1,861	-	-	-	6,588
Non controlling interest in subsidiaries	-	-	-	-	-	153	153
Net income	-	-	-	2,342	-	-	2,342
Translation adjustment	-	-	-	-	(352)	-	(352)
							-
BALANCE AT DECEMBER 31, 2016	21,000,000	$10,655	$23,128	$(59,554)	$(7,859)	$153	$(33,477)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US $ in thousands, except share data)

	Year Ended December 31,
	2016	2015	2014

CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$2,342	$(4,702)	$1,431
Loss from discontinued operations	-	-	(109)

Income (loss) from continuing operations	2,342	(4,702)	1,540
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	893	713	761
Accrued interest on convertible notes payable to a related party	4,801	2,601	2,321
Gain on the sale of property and equipment	-	-	(10)
Bad debt expense (income)	34	(43)	30
Deferred income taxes	(248)	26	(30)
Stock-based compensation	-	-	14
Stock issued for services	-	-	20
Changes in assets and liabilities, net of acquisition:
Accounts receivable	(8,755)	(6,279)	(6,926)
Prepaid expenses and other current assets	(71)	(1,020)	(72)
Other assets	93	(15)	16
Accounts payable	155	463	659
Accrued expenses and other current liabilities	2,006	9,102	5,354
Income tax payable	1,043	40	(3)
Value added tax (VAT) payable	926	491	1,242
Liability to United States Department of Labor	-	-	(259)
Other liabilities	293	66	(406)
Net cash provided by (used in) discontinued operations	-	27	(124)

Net cash provided by operating activities	3,512	1,470	4,127

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,236)	(1,037)	(645)
Purchase of subsidiary in Cyprus	(164)	-	-
Proceeds from sale of property and equipment	-	-	9
Change in restricted cash	470	(91)	1,859

Net cash provided by (used in) investing activities	$(930)	$(1,128)	$1,223

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US $ in thousands, except share data)

	Year Ended December 31,
	2016	2015	2014

CASH FLOW FROM FINANCING ACTIVITIES:
Borrowings (repayments) under lines of credit, net	$(2,874)	$1,877	$(2,194)
Net proceeds (repayments) from convertible notes payable to a related party	(3,282)	1,364	3,354
Proceeds from stock issuance	1,159	1,739	-
Increase (decrease) in cash overdraft	(181)	264	800

Net cash provided by (used in) financing activities	(5,178)	5,244	1,960

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE
RATES ON CASH AND CASH EQUIVALENTS	(1,424)	(3,647)	(4,471)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,020)	1,939	2,839

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,912	5,973	3,134

CASH AND CASH EQUIVALENTS, END OF YEAR	$3,892	$7,912	$5,973

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
FINANCING ACTIVITIES
Conversion of accrued interest to related party to shares of common stock	$5,429	$-	$-

Purchase of Cyprus Subsidiary included in accrued expenses and other liabilities	$421	$-	$-

Acquisition of subsidiary funded by non controlling interest	$153	$-	$-

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$678	$543	$748

Income taxes	$164	$305	$100

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 1 – ORGANIZATION

Description of Business

ICTS International N.V. was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or the "Company") operate in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other services to airlines and airport authorities, predominantly in Europe and the United States. The technology segment is predominantly involved in the development and sale of identity security software to financial and other institutions, predominantly in Europe and the United States of America.

Liquidity and Financial Condition

In August 2014, FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, or ASU 2014-15. ASU 2014-15 explicitly requires a company’s management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The new standard became effective in the first annual period ending after December 15, 2016. Management has evaluated the potential impact of the adoption of this standard and believes the following disclosure is appropriate relating to the Company’s financial position, results of operations or cash flows.

As of December 31, 2016 and 2015, the Company has a working capital deficit of $1,457 and $5,005, respectively and shareholders’ deficit of $33,477 and $42,208 respectively. During the years ended December 31, 2016, 2015 and 2014, the Company incurred income (loss) from continuing operations of $2,342, ($4,702) and $1,540, respectively, and positive cash flows from operations of $3,512, $1,470 and $4,127, respectively. The Company’s business plan projects income from operations and compliance with all financial covenants. Management believes that this plan is achievable and that they will continue to generate positive cash flows from operations. Management also believes that it will receive continued support from their lenders and majority shareholder in financing operations. There can be no assurance that management will be successful in achieving its business plan.

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

Principles of Consolidation

The consolidated financial statements include the accounts of ICTS International N.V. and its wholly owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents.

Restricted Cash

Restricted cash as of December 31, 2016 consists of: (a) $233 held in a bank account that serves as cash collateral for outstanding letters of credit, which is to be released from restriction on various dates from September 2017 to December 2017 and (b) $3,554 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

Restricted cash as of December 31, 2015 consists of: (a) $274 held in a bank account that serves as cash collateral for outstanding letters of credit, which is to be released from restriction on various dates from October 2016 to December 2016 and (b) $4,114 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customer and current economic trends. The Company writes off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible. As of December 31, 2016 and 2015, the allowance for doubtful accounts is $84 and $50, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

The Company follows Topic 820, “Fair Value Measurement”, of FASB ASC. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use.

In determining the fair value, the Company assesses the inputs used to measure fair value using a three-tier hierarchy, as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Companies have the ability to access at the measurement date.

Level 2 -	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As of December 31, 2016 the Company owns 14.2 percent ownership interest in an entity which was originally valued at approximately $162 using Level 1 inputs; however, the Company has determined that value of the investment is impaired (see Note 5).

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

Property and Equipment

Equipment and furniture, internal-use software, and vehicles are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in determining depreciation are as follows:

Years
Equipment and furniture	3-7
Internal- use software	7
Vehicles	3-7

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

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The assessment begins with an analysis of qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is determined that goodwill should be reviewed for impairment, then a discounted cash flow analysis is performed to determine whether the goodwill is recoverable. If the carrying value of the goodwill is not recoverable based upon the discounted cash flow analysis, then an impairment charge is recorded for the difference between the carrying value and the fair value of the goodwill. During the years ended December 31, 2016, 2015 and 2014, the Company has not recorded any impairment charges on its goodwill.

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2016, 2015, and 2014, the Company did not record any impairment charges on its long-lived assets.

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

Comprehensive Income (Loss) and Accumulated Other Comprehensive Loss

The Company's comprehensive income (loss) for the years ended December 31, 2016, 2015 and 2014 consists of the Company’s net income (loss) and foreign currency translation adjustments.

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

Non controlling interest

The Company’s non controlling interest represent the minority shareholder’s ownership interest related to the Company’s subsidiaries. The Company reports its non controlling interest in subsidiaries as a separate component of equity in the consolidated balance sheets and reports net income (loss) attributable to the non controlling interest in the consolidated statement of operations.

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

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs during the years ended December 31, 2016, 2015 and 2014 are $247, $202 and $130, respectively.

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

The following table summarizes the number of shares of common stock attributable to potentially dilutive securities outstanding for each of the periods which were excluded from the calculation of diluted income (loss) per share:

	Year Ended December 31,
	2016	2015	2014

Stock Options	150,000	150,000	150,000
Shares Issuable upon Conversion of
Convertible Notes Payable to a Related Party	29,162,598	33,171,710	25,669,039
Total	29,312,598	33,321,710	25,819,039

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets,  accounts payable, accrued expenses and other current liabilities, income taxes payable, value added tax (VAT) payable and notes payable - banks approximate their carrying values due to the short-term nature of the instruments. The carrying values of the convertible notes payable to a related party and other liabilities are not readily determinable because: (a) these instruments are not traded and, therefore, no quoted market prices exist upon which to base an estimate of fair value and (b) there were no readily determinable similar instruments on which to base an estimate of fair value.

Concentration of Credit Risk

Financial instruments which are subject to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Company maintains cash and cash equivalents and restricted cash in accounts with financial institutions in the United States, Europe, Japan and Israel. As of December 31, 2016, accounts at financial institutions located in the United States are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250 per institution. As of December 31, 2016, cash and cash equivalents and restricted cash of $871 is being held in the United States. Bank accounts located in Europe, Japan and Israel, totaling $6,808 as of December 31, 2016, are uninsured.

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
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk (continued)

Revenue from two customers represented 75% of total revenue during the year ended December 31, 2016, of which one customer accounted for 42% and the other customer accounts for 33% of total revenue. Accounts receivable from these two customers represented 70% of total accounts receivable as of December 31, 2016.

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

Both customers mentioned above, have been principle customers in the last three years.

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

Reclassification

Certain amounts have been reclassified in prior years statements of cash flows between operating activities and financing activities to conform with current year presentation.

Recently Issued Accounting Pronouncements

Accounting Standards Update 2015-03

In April 2015 the Financial Accounting Standard Board (FASB) has issued Accounting Standards Update (ASU) No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2015-03 (continued)

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

This update did not have a material impact on the Company’s financial statements.

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

This update did not have a material impact on the Company’s financial statements.

Accounting Standards Update 2015-15

The FASB has issued Accounting Standards Update (ASU) No. 2015-15, Interest - Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements - Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting. This ASU adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015, Emerging Issues Task Force meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements.

In April 2015, the FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires the presentation of debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt liability. ASU 2015-03 does not address presentation or subsequent measurement of debt issuance costs related to line-of-credit arrangements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2015-15 (continued)

Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement.

This update did not have a material impact on the Company’s financial statements.

Accounting Standards Update 2015-16

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

Accounting Standards Update 2015-16 (continued)

The only disclosures required at transition should be the nature of and reason for the change in accounting principle. An entity should disclose that information in the first annual period of adoption and in the interim periods within the first annual period if there is a measurement-period adjustment during the first annual period in which the changes are effective.

The update is not expected to have material impact on the Company’s financial statement.

Accounting Standards Updates 2015-17

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

The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company adopted the amendment already in its financials as of December 31, 2015.

Accounting Standards Update 2016-02

The FASB has issued its new lease accounting guidance in Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842).

Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date:

•	A lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and

•	A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2016-02 (continued)

Public companies should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public companies upon issuance.

Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach.

The Company is currently evaluating the impact on the Company’s financial statement.

Accounting Standards Update 2016-16

The FASB has issued Topic 740, Intra-Entity of Assets Other than Inventory. The amendment, prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. In addition, interpretations of this guidance have developed in practice for transfers of certain intangible and tangible assets. This prohibition on recognition is an exception to the principle of comprehensive recognition of current and deferred income taxes in GAAP. To more faithfully represent the economics of intra-entity asset transfers, the amendments in this update require that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in this Update do not change GAAP for the pre-tax effects of an intra-entity asset transfer under Topic 810, Consolidation, or for an intra-entity transfer of inventory. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016.

The Company is currently evaluating the impact on the financial statements.

Accounting Standards Update 2016-18

The FASB has issued Accounting Standards Update (ASU) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows.

The amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents.

The amendments are effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The amendments should be applied using a retrospective transition method to each period presented.

The Company is currently evaluating the impact on the financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2017-04

The FASB has issued Accounting Standards Update (ASU) No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.

To simplify the subsequent measurement of goodwill, the amendments eliminate Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable.

The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

The amendments should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition.

A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019.

Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

The Company is currently evaluating the impact on the financial statements.

NOTE 3 – BUSINESS COMBINATION

On December 7, 2016, the Company acquired 51% of the outstanding shares of Easyserve Ltd (“New Subsidiary”) in Cyprus together with third party, which holds the additional 49% of the New Subsidiary. Consideration of the acquisition for the 100% shares included €300 ($317 as of December 31, 2016) in cash upon the signing of the purchase contract.

The Company with its New Subsidiary participated in a tender for services in Cyprus. Upon winning the tender, the Company will pay additional €100 ($106 as of December 31, 2016). In addition, the purchase price will include a maximum of €300 ($317 as of December 31, 2016) out of the net profits of the New Subsidiary, which relate to the business of the New Subsidiary as it is presently carried out and which does not relate to the business resulting from the award of the tender or any other new business.

In the event that the New Subsidiary is not successful with the tender, then the seller will repay to the Company the payments made by the Company, in return the Company will transfer the shares back to the seller. As of the day of this report, the results of the tender are not known.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 3 – BUSINESS COMBINATION (CONTINUED)

The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed at their fair values. The Company has not finalized the allocation of the purchase price and, accordingly the excess of the purchase price over the net assets acquired of €377 ($398 as of December 31, 2016) was recorded all as goodwill. The results of operations from the date of acquisition to December 31, 2016 are not significant.

The following is the allocation of the purchase price as of December 31, 2016:

	Euro	Dollar
Cash	300	317
Due at obtaining contract tender*	100	106
Earn out liability**	300	317
Total consideration given	700	740

Recognized amounts of identifiable assets acquired and liabilities assumed:

Accounts receivable	269	284
Prepaid expenses	53	56
Property and equipment	25	26
Other assets	84	89
Goodwill	377	398
Total identifiable assets acquired	808	853

Accounts payable and accrued expenses	57	60
Other current liabilities	51	53
Total liabilities assumed	108	113

	700	740

*Amounts are reflected in accrued expenses and other liabilities on the balance sheet at December 31, 2016.
**Amounts are reflected in other liabilities on the balance sheet at December 31, 2016.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 4 – DISCONTINUED OPERATIONS

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

As of December 31, 2016 and 2015, the Company had no assets or liabilities from discontinued operations.

A summary of the Company's statement of operations from the above discontinued operations for the year ended December 31, 2016, 2015 and 2014 are as follows:

	Year Ended December 31,
	2016	2015	2014

Revenue	$-	$97	$1,152
Cost of revenue	-	94	1,132
GROSS PROFIT	-	3	20
Selling, general and administrative expenses	-	6	114
OPERATING LOSS	-	(3)	(94)
Other income (expense), net	-	3	(15)
Loss from discontinued operations	$-	$-	$(109)

NOTE 5 – INVESTMENT

Artemis Therapeutics, Inc. (formerly New York Global Innovations, Inc.)

As of December 31, 2016, the Company owns 198,311 shares or 14.2% of the outstanding common stock of Artemis Therapeutics, Inc (“ATMS”) (formerly New York Global Innovations – “NYGI”).

In August 2016, NYGI merged with ATMS. In November 2016, ATMS decreased the issued and outstanding common shares – a one for fifty reverse stock split, such that each fifty shares of common stock held by stockholders be combined into one share of common stock.

As of December 31, 2015 and 2014, the Company owned 9,915,555 shares or 23% of the outstanding common stock of NYGI (formerly Inksure Technologies, Inc. – “Inksure”). Following the merger of NYGI with ATMS the ownership percentage of the Company in ATMS was reduced to 14.2%.

The Company suspended its use of the equity method to accounting for this investment in 2007 after its investment balance was reduced to zero.

As of December 31, 2016 and 2015, the Company’s share of the underlying net assets of ATMS exceeds the Company’s carrying value of its investment in ATMS ($0 at December 31, 2016 and 2015) by $130 and $150, respectively. The market value of the Company's investment in NYGI as of December 31, 2016 and 2015 is $162  and $99 respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 5 – INVESTMENT (CONTINUED)

Artemis Therapeutics, Inc. (formerly New York Global Innovations, Inc.) (continued)

The Company evaluated the increase in the stock price in 2016 of ATMS but as the amount of shares that are being traded is low, and as ATMS still does not have any revenue, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero as of December 31, 2016.

Balance sheet data for ATMS is summarized below:

	December 31,
	2016	2015

Current assets	$972	$706
Total assets	$972	$706

Current liabilities	$58	$50
Non-current liabilities	-	5
Stockholders' equity	914	651
Total liability and stockholders' equity	$972	$706

Statement of operations data for ATMS is summarized below:

	Year Ended December 31,
	2016	2015	2014

Revenue	$-	$-	$244
Gross profit	$-	$-	$204
Gain on sale of assets	$-	$-	$754
Net income (loss)	$(264)	$(139)	$342

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	December 31,
	2016	2015

Equipment and facilities	$5,207	$4,360
Internal-use software	531	531
Vehicles	1,127	1,031
Leasehold improvements	257	262
	7,122	6,184
Less: accumulated depreciation and amortization	5,338	4,691
Total property and equipment, net	$1,784	$1,493

Depreciation and amortization expense is $893, $713 and $761 for the years ended December 31, 2016, 2015 and 2014, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 7 – NOTES PAYABLE – BANKS

United States

The Company was a party to a credit facility with a commercial lender, which provided it with up to $10,500 in borrowings subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 80% of eligible accounts receivable, as defined, plus (ii) 70% of eligible unbilled receivables, as defined, plus (iii) 100% of the Company’s $3,500 in cash collateral plus (iv) 95% of a $1,000 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder (see note 13). Borrowings under the credit facility were secured by the Company’s accounts receivable, unbilled receivables, equipment, cash, a $3,500 certificate of deposit, and the $1,000 letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

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

In March 2015, the Company amended it’s credit facility with its lender. The amendment revised existing financial covenants, including the maintenance of a specified fix charge coverage ratio and maintenance of minimum monthly EBITDA requirements. As of December 31, 2015 the Company was in violation of its financial covenants. As of March 2016, the lender waived the violation.

On July 2016, the Company amended the credit facility to increase the maximum borrowing capacity to $8,500. The amendment also revised the existing fixed charge coverage ratio financial covenant. The credit facility expires on June 24, 2018. As of December 31, 2016, the company was in compliance with all required debt covenants.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.375%) plus 4.25% per annum (5.625% as of December 31, 2016).

The Company’s weighted average interest rate in the United States during the years ended December 31, 2016, 2015 and 2014 is 5.76%, 5.88% and 6.02% respectively.

The company evaluated the terms of the amendments and concluded that they do not constitute substantive modification.

As of December 31, 2016 and 2015, the Company had approximately $6,301 and $5,569 respectively, outstanding under line of credit arrangements. As of December 31, 2016 and 2015, the Company had $833, and $572, respectively, in unused borrowing capacity under the line of credit facility.

Europe

In June 2014, the Company extended a line of credit arrangement with a commercial bank to provide it with up to €1,508 ($1,592 as of December 31, 2016) in borrowings. Borrowings under the line of credit arrangement bear interest at 1.2% per annum, which is payable quarterly. The line of credit is secured by a guarantee provided by an entity related to the Company’s main shareholder. In December 2015 the borrowing capacity was reduced to €350 ($369 as of December 31, 2016).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 7 – NOTES PAYABLE – BANKS (CONTINUED)

Europe (continued)

As of December 31, 2015 the Company had €350 ($384 as of December 31, 2015) in outstanding borrowings under the line of credit arrangement. There were no outstanding borrowings as of December 31, 2016. The line of credit expired in January 2017.

In April 2015, the Company entered into a line of credit arrangement with a commercial bank, replacing all previous lines of credit, to provide it with up to €5,500 ($5,996 as of December 31, 2015) in borrowings until further notice. Borrowings under the line of credit bear interest at EURIBOR plus 3.75% (3.75% as of December 31, 2015) per annum. The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. As of December 31, 2015 the Company had €5,007($5,459 as of December 31, 2015) in outstanding borrowings under the line of credit arrangement.

In January 2016, the Company entered into a new line of credit arrangement with the same commercial bank, replacing the previous line of credit, to provide it with up to €10,000 ($10,555 as of December 31, 2016) in borrowings until further notice. Borrowings under the line of credit bear interest at one month EURIBOR plus 3.75% with a minimum of 3.5% per annum (3.5% as of December 31, 2016). The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. As of December 31, 2016 the Company had €1,943 ($2,051 as of December 31, 2016) in outstanding borrowings under the line of credit arrangement. In December 2016, the Company and the same commercial bank agreed under the same terms and conditions to raise the existing line of credit to €12,000 ($12,666 as of December 31, 2016).

In addition to the line of credit arrangement, a guarantee facility of €2,500 ($2,639 as of December 31, 2016) is provided to the Company by the same commercial bank. As of December 31, 2016 the Company had €2,289 ($2,415 as of December 31, 2016) of outstanding guarantees under the guarantee facility.

The Company evaluated the terms of the amendments and concluded that they do not constitute a substantive modification.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2016, 2015 and 2014 is 3.5%, 3.2% and 3.5%, respectively.

NOTE 8 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2016	2015

Accrued payroll and related costs	$14,328	$12,363
Accrued vacation	3,415	4,522
Accrual for minimum wage increase	3,581	3,284
Cash overdraft	1,109	1,300
Labor union contribution	1,564	920
Other	2,505	2,676
Total accrued expenses and other current liabilities	$26,502	$25,065

 The cash overdraft balance above represents outstanding checks as of December 31, 2016 and 2015.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 9 – CONVERTIBLE NOTES PAYABLE TO A RELATED PARTY

In May 2014, the Company entered into an arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $37,000 in revolving loans through December 2016. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $1.50 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In October 2015, the Supervisory Board of Directors approved to reduce the convertible price of the unpaid interest from $1.50 per share to $0.75 per share. In addition, the loan period was extended until January 1, 2018. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In September 2016, the Supervisory Board of Directors approved an increase in the interest rate of the loan from the entity related to the main shareholder, by one percent, retroactively for the whole period of the loan. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a freestanding derivative instrument or contained any intrinsic value, which would be considered beneficial. The interest recognized in 2016 regarding increase of the previous years interest rate totaled $1,159.

In December 2016, the entity related to the main shareholder converted $5,429 accrued interest into 7,238,302 shares at a price of $0.75 per share.

The Company’s weighted average interest during the years ended December 31, 2016, 2015 and 2014 is 7.05%, 5.99% and 6.06%, respectively.

At December 31, 2016 and 2015, convertible notes payable to a related party consist of $25,078 and $29,048, respectively, in principal and $9,433 and $10,355, respectively, in accrued interest. Interest expense related to these notes is $4,171, $2,601 and $2,321 for the years ended December 31, 2016, 2015 and 2014, respectively .

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 10 – STOCK-BASED COMPENSATION (CONTINUED)

Options were granted to certain directors, under the Employees and Directors Commitment Stock Option Plan. The fair value of the stock at the grant date was $1.05. The Company used the Binominal lattice pricing model to estimate the fair value of the options granted. The Company believes this model provides the best estimate of fair value due to its ability to incorporate inputs that change over time. There were no stock options granted, exercised or forfeited / expired during the years ended December 31, 2016 and 2015.

As of December 31, 2016, the Company has 1,500,000 options available for future grants.

A summary of the Company's stock option activity is as follows:
Weighted
Average
		Weighted	Remaining
		Average	Contractual
		Exercise	Term	Intrinsic
	Number	Price	(in years)	Value

Outstanding as of January 1, 2016	150,000	$1.05	1.33	$-
Granted	-	-		-
Exercised	-	-		-
Forfeited / Expired	-	-		-
Outstanding as of December 31, 2016	150,000	$1.05	0.33	$-

In June 2016 one of the Company’s subsidiaries granted 228,000 options to certain employees of the Company. The fair value of the stock as evaluated by a third party was zero as of the day of the grant. Options were granted at an exercise price of €0.01.

As of December 31, 2016 and 2015, the Company does not have unrecognized compensation cost related to stock options granted under the stock option plans.

During the years ended December 31, 2016, 2015 and 2014 the Company recognized compensation expense related to the issuance of stock options under the stock option plans of $0, $0 and $14 respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 11 – OTHER INCOME (EXPENSE)

Other expense is summarized as follows:

	2016	2015	2014

Interest expense to related party (see Note 9)	$(4,171)	$(2,601)	$(2,321)
Interest expense and other bank charges	(1,430)	(1,374)	(1,064)
Interest income	116	169	104
Foreign currency gain	1,005	3,066	3,749
Other expense	(21)	(20)	(20)
Total other income (expense),net	$(4,501)	$(760)	$448

NOTE 12 – INCOME TAXES

The components of income (loss) before income tax benefit (expense) are as follows:

	Year Ended December 31,
	2016	2015	2014

The Netherlands	$(631)	$(2,048)	$3,574
Subsidiaries outside of the Netherlands	3,977	(2,505)	(1,944)
Income (loss) before income tax expense	$3,346	$(4,553)	$1,630

The current income tax expense from subsidiaries outside of the Netherlands is $759, $110 and $107 for the years ended December 31, 2016, 2015 and 2014, respectively. There was no current income tax expense for the Netherlands for the years ended December 31, 2016, 2015 and 2014, respectively.

The deferred income tax benefit (expense) from subsidiaries outside of the Netherlands is $(245), $(39) and $17 for the years ended December 31, 2016, 2015 and 2014, respectively. There was no deferred income tax benefit (expense) for the Netherlands for the years ended December 31, 2016, 2015 and 2014.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 12 – INCOME TAXES (CONTINUED)

The components of deferred tax assets and liabilities are as follows:
	December 31,
	2016	2015

Deferred tax assets:
Operating loss carryforwards	$18,907	$19,890
Capital loss carryforwards	145	143
Allowance for doubtful accounts	20	21
Tax credit carryforwards	558	568
Accrued expenses	2,032	1,669
Total deferred tax assets	21,662	22,291

Deferred tax liabilities:
Depreciation of property and equipment	(56)	(56)
Total deferred tax liabilities	21,606	22,235

Valuation allowance	(21,269)	(22,143)
Deferred tax assets, net	$337	$92

The ultimate realization of the net deferred tax assets in each jurisdiction the Company does business in is dependent upon the generation of future taxable income in that jurisdiction during the periods in which net operating loss carry forwards are available and items that gave rise to the net deferred tax assets become deductible. At present, the Company does not have a sufficient history of generating taxable income in the various jurisdictions it does business in to conclude that it is more likely than not that the Company will be able to realize its net deferred tax assets in the near future and, therefore, a valuation allowance was established for the carrying value of the net deferred tax assets, with the exception of two locations, which are currently generating taxable income. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of any portion of the valuation allowance in other jurisdictions.

As of December 31, 2016, the Company has net operating loss carry forwards of $24,719 in the Netherlands, which will expire in 2017 through 2025. As of December 31, 2016, the Company has net operating loss carry forwards of $29,746 in the United States, which will expire in 2025 through 2034 and $4,507 in Israel, which do not expire. The ultimate utilization of such net operating loss carry forwards is limited in certain situations.

As of December 31, 2016, the Company has capital loss carry forwards of $580 in Israel. Such capital loss carry forwards do not expire and can be offset against future capital gains generated in Israel.

As of December 31, 2016, the Company has $558 in tax credits for the welfare to work and work opportunity programs in the United States that expire in 2024 through 2029.

During the year ended December 31, 2016 and 2015 the valuation allowance decreased (increased) by $874 and $(2,868), respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 12 – INCOME TAXES (CONTINUED)

The Company's effective income tax rate differs from The Netherlands' statutory rate of 25% as follows:

	Year Ended December 31,
	2016	2015	2014

Effective loss (income) tax benefit from continuing operations at statutory rate	$(837)	$1,138	$(408)
Rate differential	(493)	334	104
Non-deductible expenses	(89)	(162)	(46)
Adjustments to prior year tax losses	-	1,097	(1,053)
Changes in valuation allowance	457	(2,868)	1,569
Other	(42)	312	(256)
Income tax expense from continuing operations	$(1,004)	$(149)	$(90)

As of December 31, 2016 and 2015 there are no unrecognized tax benefits. As of December 31, 2016 and 2015, the Company has $1,130 and $89, respectively, included in income tax payable.

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the tax years 2013 to 2015 are subject to examination in the Netherlands. Income tax returns for the tax years 2012 to 2015 are subject to examination in foreign jurisdictions.

NOTE 13 - RELATED PARTY TRANSACTIONS

Entities related to two of the Company's Supervisory Board members provide legal services to the Company. Legal expense related to these services is $58, $47 and $58 for the years ended December 31, 2016, 2015 and 2014, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $6 and $28 due for these services as of December 31, 2016 and 2015, respectively.

In January 2009, the Company engaged the services of a related party to provide certain selling and management services to its technology segment. The Company incurred expenses of $227, $223 and $161 for such services for the years ended December 31, 2016, 2015 and 2014, respectively.

In May 2013, an entity related to the Company’s main shareholder provided a letter of credit of $1,000 to a commercial bank to guarantee a borrowing arrangement on behalf of one of the Company’s subsidiaries (see Note 7).

In February 2014, the Company engaged the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $52, $48 and $49 for such services for the years ended December 31, 2016, 2015 and 2014, respectively.

In May 2014, the Company engaged the services of a related party to provide certain administrative services. The Company incurred expenses of $0, $15 and $15 for such services in each of the years ended December 31, 2016, 2015 and 2014, respectively.

In November 2015, the Company engaged the services of a related party to provide internal audit services. The Company incurred expenses of $112 and $13 for such services for the years ended December 31, 2016 and 2015, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 13 - RELATED PARTY TRANSACTIONS (CONTINUED)

In December 2015, the Supervisory Board approved an annual compensation for the Chairman of the Supervisory Board, a related party, of $60. In addition, as the Chairman of the Supervisory Board was not compensated for the last eleven years, a one-time grant of $660 was approved. In September 2016, the chairman of the Supervisory Board forgave $600 of this grant.

In December 2015, the Company issued 2.9 million shares to certain directors and officers of the Company for a purchase price of $0.60 per share.

In November and December 2016, the Company issued 2.8 million shares to certain directors and officers of the Company for a purchase price ranging from  $0.40 - $0.45 per share.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain premises under various operating leases.

Future minimum lease payments under such operating leases are as follows:

Year ending
December 31,

2017	1,929
2018	740
2019	582
2020	334
2021	13
$3,598

Rent expense for the years ended December 31, 2016, 2015 and 2014 is $3,900, $3,409, and $3,257, respectively.

Letters of Credit and Guarantees

As of December 31, 2016 and 2015, the Company has approximately $233 in outstanding letters of credit. Such letters of credit are being secured by the same amounts in restricted cash with a commercial bank (see Note 2).

As of December 31, 2016 and 2015 the Company has €2,289 and €266 ($2,415 and $290 as of December 31, 2016 and 2015 respectively) in outstanding guarantees on its lines of credit arrangement in Europe (see Note 7).

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

Claims by former employees

The Company is subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $711. At the present time, the Company is not able to determine the likelihood of an unfavorable outcome or estimate a range of potential loss related to these matters.

Minimum wage increase

In August 2015, the Company was informed about a court decision, which approved an increase to the minimum wage for the city of SeaTac, Washington (location of Seattle Airport). The increase to the minimum wage was originally approved by a vote in King County, Washington in 2013 (to be effective January 1, 2014). However, a court ruled that SeaTac employees were excluded from this increase because the airport was under the jurisdiction of the Port of Seattle and not the city of SeaTac. In August 2015, this decision was overturned by the State Supreme Court and accordingly, the Company is required to increase the minimum wage of its employees at the SeaTac Airport according to the court decision, effective January 1, 2014. The Company has estimated that it has a liability of approximately $3,600 for back wages (inclusive of interest amounting to approximately $600) as of December 31, 2016 and has recorded an accrual for this liability.

A class action lawsuit was filed against the Company in the United States District Court for the Western District of Washington, Seattle, by an employee of the Company. The employee alleges the Company failed to pay the proper minimum wage in violation of the City of Sea Tax Municipal Code. The case is currently in the discovery phase.

Additional two lawsuits were filed against the Company in the District Court for the Southern District of Texas, Huston Division and in the Superior Court of Washington, King County, on the same subject. These cases are currently in the discovery phase.

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

Consulting and Service Agreements

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations of the subsidiary are sold in the future, the third party agent is entitled to a payment of €2,000 ($2,111 as of December 31, 2016)

In June 2015, the Agency agreement was amended. As part of the changes, in the event that the Company’s operations in that country are sold, the third party agent is entitled to a payment of €3,000 ($3,167 as of December 31, 2016) instead of €2,000 ($2,111 as of December 31, 2016).

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

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Year ended December 31, 2016:
Revenue	$-	$252,878	$2,698	$255,576
Depreciation and amortization	10	846	37	893
Income (loss) from continuing operations	(6,052)	10,654	(2,260)	2,342
Total assets from continuing operations	431	45,945	780	47,156

Year ended December 31, 2015:
Revenue	$-	$185,519	$1,503	$187,022
Depreciation and amortization	1	655	57	713
Income (loss) from continuing operations	(3,182)	1,597	(3,117)	(4,702)
Total assets from continuing operations	440	41,056	853	42,349

Year ended December 31, 2014:
Revenue	$-	$172,102	$827	$172,929
Depreciation and amortization	3	689	69	761
Income (loss) from continuing operations	(99)	5,106	(3,467)	1,540
Total assets from continuing operations	404	34,006	461	34,871

Revenue by country is summarized as follows:

	Year Ended December 31,
	2016	2015	2014

United States	$47,733	$41,817	$39,983
The Netherlands	87,348	72,231	69,667
Germany	108,692	61,765	49,771
Other	11,803	11,209	13,508
Total	$255,576	$187,022	$172,929

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 15 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

Property and equipment, net of accumulated depreciation and amortization, by country is summarized as follows:

	December 31,
	2016	2015

United States	$487	$385
The Netherlands	729	673
Germany	359	235
Other	209	200
Total	$1,784	$1,493

NOTE 16 - SUBSEQUENT EVENTS

In March 2017, the Company received a reimbursement of approximately $1,600 from one of its customers in connection with the minimum wage increase referred to in Note 13. The Company will record this reimbursement in income in 2017.

On March 2017 the Company received a loan of $2,000 from a company related to one of the Company’s shareholders, for a term of one year. The loan bears interest at 7% per annum.

On February 2017 the Company committed to invest an aggregate amount of $3,500 for 10% of White Line B.V., a limited company incorporated in the Netherlands. The Company paid $2,000 on March 2017 and is expected to pay additional $1,500 in August 2017.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

Valuation and Qualifying Accounts
(US $ in thousands)

		Charges
		(credit)	Charges
		to	to
	Beginning	Costs and	other	Additions	End of
	of year	Expenses	accounts	(Deductions)	Year

Allowance for doubtful accounts (1):
Year ended December 31, 2014	57	74	-	(15)	116
Year ended December 31, 2015	116	(65)	-	(1)	50
Year ended December 31, 2016	50	34	-	-	84

Allowance for net deferred tax assets:
Year ended December 31, 2014	20,844	-	-	(1,569)	19,275
Year ended December 31, 2015	19,275	-	-	2,868	22,143
Year ended December 31, 2016	$22,143	$-	$-	$(874)	$21,269
(1) Write-off net of recoveries for the allowance for doubtful accounts.