Form 20-F
period 2017-12-31
ICTS INTERNATIONAL N V
filed 2018-05-09
CIK 1010134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

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

The Netherlandsa

(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat 425-5, 1117 BM Schiphol-Oost, The Netherlands

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

YES ☒          NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.          Offer Statistics and Expected Timetable

Not Applicable

Item 3.          Key information

Operations

ICTS International N.V. was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or  "Company") operate in three reportable segments: (a)corporate (b) aviation security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services business provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The technology segment is predominantly involved in the development and sale of authentication security software to financial and other institutions, predominantly in the United States of America and Europe.

Selected Financial Data

Selected data set forth below have been derived from the ICTS Consolidated Financial Statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The Selected Consolidated Financial Data set forth below should be read in conjunction with Item 5 Operating and Financial Review and Prospects, the ICTS Consolidated Financial Statements and the Notes to those Consolidated Financial Statements included in Item 18 in this Annual Report.

The following table summarizes certain balance sheet data for the Company for the years ended December 31, 2017, 2016, 2015, 2014, and 2013:

	(U.S. dollars in Thousands)
	December 31,
	2017	2016	2015	2014	2013
Cash and cash equivalents	$9,073	$3,892	$7,912	$5,973	$3,134
Total current assets	61,982	43,908	40,002	32,893	26,938
Total assets from discontinued operations	306	853	-	134	484
Total assets	70,763	47,156	42,349	35,005	29,139
Total current liabilities	59,197	45,365	45,007	35,479	32,115
Total liabilities from discontinued operations	41	536	-	102	464
Total liabilities	97,505	80,633	84,557	74,064	69,495
shareholders' deficit	(26,742)	(33,477)	(42,208)	(39,059)	(40,356)

The following table summarizes certain statement of operations data for the  Company for the years ended December 31, 2017, 2016, 2015, 2014, and 2013:

	(U.S. dollars in Thousands)
	Year ended December 31,
	2017	2016	2015	2014	2013
Revenue	$297,682	$255,576	$187,022	$172,929	$124,497
Cost of revenue	254,009	222,927	167,844	152,224	108,995
Gross profit	43,673	32,649	19,178	20,705	15,502
Operating expenses:
Research and development	2,683	2,660	2,565	2,207	2,182
Selling, general and administrative	26,920	22,142	20,406	17,316	16,925
Forgiveness of debt	-	-	-	-	(1,312)
Total operating expenses	29,603	24,802	22,971	19,523	17,795
OPERATING INCOME (LOSS)	14,070	7,847	(3,793)	1,182	(2,293)
Other income (expenses), net	(6,172)	(4,501)	(760)	448	(3,987)
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	7,898	3,346	(4,553)	1,630	(6,280)
Income tax expense(benefit)	2,033	1,004	149	90	(1,026)
INCOME (LOSS) FROM CONTINUING OPERATIONS	5,865	2,342	(4,702)	1,540	(5,254)
Income (loss) from discontinued operations	(95)	-	-	(109)	1,821
NET INCOME (LOSS)	$5,770	$2,342	$(4,702)	$1,431	$(3,433)

NET INCOME (LOSS) PER SHARE, BASIC AND DILUTED:
Continuing operations	$0.28	$0.20	$(0.58)	$0.19	$(0.66)
Discontinuing operations	-	-	-	(0.01)	0.23
Net income (loss) per share	$0.28	$0.20	$(0.58)	$0.18	$(0.43)
Weighted average number of shares outstanding	21,000,000	11,518,829	8,085,599	8,054,390	8,036,780

Risk Factors

You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks are realized, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

Labor concerns

Several of our subsidiaries operate in many different jurisdictions in the United States of America, Europe and Asia and are therefore subject to the different labor laws of such jurisdictions. Any changes in such laws, as an example, the establishment of minimum wages, could have an adverse effect on the business of the Company. If any of such changes have a financial impact on the Company and the Company is not able to adjust its fees for its services to accommodate such changes, of which there is no assurance, there could be a material adverse effect on our business.

In addition, some of our employees are covered by collective bargaining agreements with unions and our relationship with those unions, including work stoppages, changes in work rules, could have an adverse impact on our financial results. Further, escalating costs of providing employee benefits and other labor issues may lead to labor disputes and disruption of our business.

Potential liability claims

From time to time lawsuits have been commenced against the Company or its subsidiaries, usually claiming injury or damage to property. Most of these claims are covered by insurance. In the event such claims are not covered by the insurance, there could be an adverse impact on the Company.

Losses in recent years

The Company incurred income (loss) from continuing operations of $5.9 million, $2.3 million and $(4.7) million in 2017, 2016 and 2015, respectively. The Company has a shareholders’ deficit of $26.7 million and $33.5 million as of December 31, 2017, and 2016, respectively. If we are unable to obtain new service contracts, increase revenues and increase profitability and reduce the Company’s shareholders deficit our financial condition and results of operations might be affected and our share price may decline.

      Loans from an entity related to our principal stockholder

Our financing activities have consisted primarily of convertible loans from an entity related to our principal shareholder. There is no assurance that our principal shareholder will continue making loans to the Company and even if loans are made, there is no assurance that the terms will be favorable to the Company.

Loans from third parties

Our financing activities have consisted of loans from third parties as banks. There is no assurance that those third parties will continue providing loans to the Company and even if loans are made, there is no assurance that the terms will be favorable to the Company.

Key personnel

Our success largely depends on the services of our senior management and executive personnel. The loss of the services of one or more of such key personnel could have an adverse impact on our operations. Our success  is also dependent upon our ability to hire and retain additional qualified executive personnel. We cannot assure you that we will be able to attract, assimilate and retain personnel with the attributes necessary to execute our strategy. We cannot assure you that one or more of our executives will not leave our employment and either work for a competitor or otherwise compete with us.

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

Acquiring or Investing in Other Businesses

From time to time the Company may seek to acquire or invest in other business, which may or may not be related to the business of the Company. No assurance can be given that the Company will acquire or invest in any companies. If the Company decides to acquire or invest, no assurance can be given that such acquisition or investment will be successful.

Cyber Security Measures

We rely on computer systems and information technology in our business and have established security programs for protection.  We might be the target of attempted cyber and other security threats and despite our security measures, our systems may be vulnerable  to interruption or damage from computer hackings, viruses, worms or other destructive or disruptive software, process breakdowns, denial of servicer attacks, social engineering or other malicious activities or any combination of the foregoing. We must continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. Insider or employee cyber and security threats are increasingly a concern for all companies, including ours. It is not possible to determine the cost to the Company in the event of a cybersecurity incident as that will depend the size and nature of the incident.

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

Poor Economic Conditions

Current economic conditions could adversely affect our business. Deterioration in the global economic environment may result in decreased demand for our services. Weakening economic conditions could also affect our customers, which may result in redirection of their request for our services.

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

Main shareholders

As of December 31, 2017, there are three shareholders who individually hold more than 5% of the Company’s shares. All of them together hold approximately 77.6% of our shares (excluding conversion rights). Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

As of December 31, 2017, the MacPherson Trust and Mr. M.J. Atzmon, own or control together approximately 71.8% of our issued and outstanding common stock (excluding conversion rights). As a result of such ownership and conversion rights, the MacPherson Trust together with Mr. Atzmon are able to significantly influence and / or control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. Mr. Atzmon, the Chairman of the Supervisory Board, disclaims any benefit or interest in the MacPherson Trust.

Dividends

We do not expect to pay any cash dividends on our common stock in the foreseeable future.

Laws in the Netherlands

Our corporate affairs are governed by our Articles of Association and by the laws governing corporations incorporated in the Netherlands. Our public shareholders may have more difficulty in protecting their interests in the face of actions by the Supervisory Board or the Management Board, or their members, or controlling shareholders, than they would as shareholders of a company incorporated in the United States. Pursuant to mandatory Dutch corporate law, adoption of our annual accounts by the general meeting of shareholders does not automatically discharge the Supervisory Board and Management Board and their members from liability in respect of the exercise of their duties for the particular financial year. In order to discharge the Supervisory Board and Management Board and their members from liability a separate resolution thereto needs to be adopted by the general meeting of shareholders (which resolution can be adopted in the same meeting in which the annual accounts will be adopted). Such discharge of the Supervisory Board and the Management Board and their members by the shareholders is subject to the provisions of Dutch law, including provisions relating to liability of members of supervisory boards and management boards upon the bankruptcy of a company pursuant to the relevant provisions of the Dutch Civil Code and is furthermore not absolute and will not be effective as to matters misrepresented or not disclosed to the shareholders. Nor will such discharge shield managing or supervisory directors from external liability i.e. by creditors or trustee for matters of tort or maladministration. An individual member of the Supervisory Board or the Management Board who can prove that he is not at fault for such an omission or misrepresentation would not be liable, or in case of external liability if he additionally can prove that he has taken measures to prevent the consequences of the shortcomings of the Board.

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

History and Development of the Company

Aviation Security and Other Aviation Services Business

ICTS is a public limited liability company organized under the laws of The Netherlands in 1992. Our offices are located at Walaardt Sacréstraat 425-5, 1117 BM Schiphol-Oost, The Netherlands and its telephone number is +31-20-347-1077.

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

Technology Business

Our technology business is primarily involved in the development and sale of authentication security software to financial and other institutions, in the  United States of America and Europe.

Business Overview

General

ICTS, through I-SEC International Security B.V. and its subsidiaries supplies aviation security services at airports in Europe and the Far East.

ICTS, through AU1OTIX Limited and it subsidiaries (“AU1OTIX”) develops technological systems and solutions for financial and other institutions.

ICTS specializes in the provision of aviation security and other aviation services. Following the taking of its aviation security business in the United States by the TSA in 2002, ICTS through its subsidiary Huntleigh, engages primarily in aviation non-security related activities in the USA.

Business Strategy

We are currently pursuing the following business strategy:

Aviation Security Operations in Europe and the Far East

Through the I-SEC subsidiaries, we supply aviation security to airports, airlines and governments in Europe and the Far East.

Other Aviation Related Services in the U.S.

We continue to provide limited security services and non-security aviation related services in the U.S. through our subsidiary, Huntleigh.

Developing Authentication Technology

We are focusing on developing authentication technology for financial and other markets. ICTS is using the know-how and expertise it has acquired in the provision of enhanced aviation security services to develop such security systems and technologies.

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

I-SEC has operations in The Netherlands, Germany, Spain, Denmark, Italy, Portugal and Russia, and is continuing to expand to other countries in Europe. Additionally, I-SEC currently operates at the five major airports in Japan.

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

Passengers Security Screening

I-SEC's unique passenger screening method, has been upgraded several times, and adapted to comply with amendments in regulatory requirements, as well as with changes in the threat environment and developing needs.

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

I-Check

Extremely fast and accurate travel document scanner. The I-Check document scan stand, together with the I-Check tablet app, turns a tablet into an extremely fast and accurate passport and barcode scanner. Once the I-Check tablet app is connected to the I-Check infrastructure, a wide variety of functionalities becomes available guiding the security agent and supervisors intuitively through the features and functionality.

SARA (Security Airport Realtime Application)

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

ROM (Realtime Operational Management)

ROM transforms rigid and dificult day to day planning into flexible and structured planning. Through utilization of the OPS system, we can create a roster a week, a month or even a year in advance, which ideally should be as accurate as possible. In a turbulent environment like an airport, the daily dispatch efficiency of your workforce is paramount to your operation.

Services offered in the United States

Prior to the enactment of the Security Act, Huntleigh was one of the leading providers of security and non-security aviation services in the United States. Huntleigh currently provides limited aviation security services and other separate services at approximately 29 airports in 21 states.

The limited security services provided by Huntleigh involve the following:

•	Charter Flight Screening for Airlines - which includes security check of passengers' body and carry-on items.

•	Cargo Security Screening – for some international and domestic carriers.

•	Aircraft Security Screening – for some international and domestic carriers.

•	Aircraft Search – Search of the entire aircraft to detect dangerous objects.

Each of the non– security services involves one of the following specific job classifications:

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

Front-end Identity Document Authentication and Management System (FDI)

FDI automates the capture, authentication and content retrieval from physical ID documents. FDI speeds up customer screening and enrollment while enhancing ID fraud prevention in security- sensitive and business-sensitive environments such as airports, border control, financial services, etc.

FDI solutions can be used with 3-illumination professional scanners for high security requirements or with regular TWAIN scanners and even mobile devices for standard security requirements,  thus enabling broad usability for different markets and security levels.

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

FDI is relevant for a broad range of commercial and government markets. Key markets for FDI are airports, airlines, bank branches, insurance company HQs, car selling/financing dealerships, HR departments, etc.

Back Office ID Authentication and Onboarding Automation Service (BOS)

BOS automates all essential building blocks of Customer-Not-Present (i.e. online and mobile) customer onboarding and KYC initiation in regulated markets.

These building blocks include ID document authentication and content retrieval, Selfie-to-ID face matching with liveness detection, Proof-of-Address document processing and customer data verification and screening (AML/ATF/KYC).

BOS specializes in handling customer submitted ID document and face images (as opposed to physical documents which FDI handles).

BOS speeds up customer screening and enrollment using 2nd generation technology that offers 100% automated (Data entry free, back-office free) multi-factor forensic-level forgery, counterfeiting and risk factor detection, higher conversion rates of borderline quality images, data-rich fast-response exception reporting, rapid processing (typically 8 seconds or less for the complete process), multi-lingual document content support.

BOS incorporated advanced AI algorithms that speed-up and increase the accuracy of analyzing images at a broad range of image quality levels.

BOS also offers multi-modal biometric Selfie-to-ID face matching that combines anti-spoofing liveness detection, which becomes market standard for enhancing robustness of identification and risk mitigation.

BOS is designed to handle images that originate from any common imaging device including mobile phones, tablets, computer webcams, etc.

BOS is available as a cloud (SaaS) service as well as internal (on-premise) service.

BOS can be integrated with additional client or 3rd party augment services such as data referencing, address verification, etc.

BOS is relevant for a broad range of commercial and government markets many of which are required to comply with KYC regulations.

Key markets for BOS are financial services including banking, insurance, payments, wallets, money transfer, lending, remittance, online investments, trading & forex, Cryptocurrencies, professional services, etc.

Marketing of Security Systems and Technology

We market our technologies by establishing projects with airports, airlines, financial services (including banks, leasing and car financing companies), telecom, and other existing and potential customers.

Investments

The Company owns 198,311 shares or 3.8% of the outstanding common stock of Artemis Therapeutics, Inc.

On February 2017 the Company committed to invest an aggregate amount of $3.5 million for 12,000 shares or 10.0% of the outstanding common stock of White Line B.V., a limited company incorporated in the Netherlands. White Line is a holding and financing company. In March 2017 the Company invested an amount of $2,000 for 7,000 shares of White Line B.V., and in October 2017, the Company invested additional amount of $1,500 for additional 5,000 shares agregating to 10% ownership. Should the value of this investment decrease, a company related to the main shareholder has guaranteed to purchase this full investment of a minimum amount of $3,500. The guarantee is effective after three years of the date of purchase and terminates after five years.

Discontinued Operations

During the year ended December 31, 2014, the Company committed to a plan to cease the operations of its subsidiary in Switzerland (I-SEC Switzerland) which provided aviation security services.

During the year ended December 31, 2017 the Company committed to a plan to cease the aviation security operations of  its subsidiary in Cyprus.

Major Customers

Revenue from two customers represented 76% of total revenue during the year ended December 31,  2017 of which one customer accounted for 42% and the other customer accounts for 34% of total revenue. Accounts receivable from these two customers represented 53% of total accounts receivable as of December 31, 2017.

Revenue from two customers represented 75% of total revenue during the year ended December 31, 2016, of which one customer accounted for 42% and the other customer accounts for 33% of total revenue. Accounts receivable from these two customers represented 70% of total accounts receivable as of December 31, 2016.

Revenue from two customers represented 70% of total revenue during the year ended December 31, 2015, of which one customer accounted for 37% of total revenue and the other customer accounted for 33% of total revenue. Accounts receivable from these two customers represented 64% of total accounts receivable as of December 31, 2015.

Both customers mentioned above, have been the same principle customers in the last three years.

Revenue

Revenue in Germany

Our revenue in Germany during the years 2017, 2016 and 2015 totaled $125.9 million (42% of total revenue), $108.7 million (43% of total revenue) and $61.8 million (33% of total revenue), respectively.

Revenue in The Netherlands

Our revenue in The Netherlands during the years 2017, 2016 and 2015 totaled $103.9 million (35% of total revenue), 87.3 million (33% of total revenue) and $72.2 million (39% of total revenue), respectively.

Revenue in the U.S.

Our revenue in the United States during the years 2017, 2016 and 2015 totaled $52.2 million (18% of total revenue), $47.7 million (19% of total revenue) and $41.8 million (22% of total revenue), respectively.

Revenue in other locations

Our revenue in other locations during the years 2017, 2016 and 2015 totaled $15.7 million (5% of total revenue), $11.8 million (5% of total revenue) and $11.2 million (6% of total revenue), respectively.

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

Organizational Structure

The following are the active subsidiaries of ICTS as of December 31, 2017:

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

I-SEC Cyprus Limited (Cyprus – 51%) **

I-SEC Security Services Private Limited (India – 67%)

I-SEC Infrastruktur GmbH (Germany – 100%)

I-SEC Nord GmbH (Germany – 100%)

I-SEC Germany GmbH (Germany - 100%) which holds the shares of:

I-SEC Deutsche Luftsicherheit GmbH (Germany - 100%)

Harsec A/S (Denmark – 100%)

ICTS USA, Inc. (New York - 100%) which holds the shares of:

Huntleigh USA, Corp. (New York - 100%)

AU10TIX Limited ( Cyprus – 100%) which holds the shares of:

AU10TIX B.V. (The Netherlands – 100%) which holds the shares of:

10TIX Authentication and Identification Advanced Systems Ltd. (Israel – 100%)

Broadcasting Security Directive Limited ( Ireland – 100%)

*    Addtional 1% is held by ICTS International N.V.

**  Discontinued operations as of December 31, 2017.

Property, Plant and Equipment

The Company leases certain premises under various operating leases. Future minimum lease payments under such operating leases are as follows:

Year ended December 31,
2018	$2,009
2019	612
2020	289
2021	13
$2,923

Rent expense for the years ended December 31, 2017, 2016 and 2015 is $4.7 million, $3.9 million and $3.4 million, respectively.

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

Overview

The Company operates in three reportable segments (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, pedominantly in Europe and the United States of America. The technology segment is predominantly involved in the development and sale of authentication security software to financial and other institutions,  predominantly in the United States of American and Europe. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are listed below. Please refer to Note 2 of ICTS's consolidated financial statements included in this Annual Report for the year ended December 31, 2017 for a summary of ICTS's significant accounting policies.

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

Property and equipment

Equipment and furniture, internal use software and vehicles are stated at cost less accumulated depreciation. Depreciation is computed using the  straight line mehtod over the estimated useful lives of the assets.

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company would record a goodwill impairment charge for the difference between the carrying value and the fair value of the goodwill, not to exceed the carrying amount of the goodwill.

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

Cost of Revenue

Cost of revenue represent primarily payroll and employee related costs associated wth employees who prode services under the terms of the Company’s contractual arrangements, insurance, depreciation and amortization.

Research and Development

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

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2017, 2016 and 2015:

	(U.S. dollars in Thousands)
	Year ended December 31,
	2017	2016	2015
Revenue	$297,682	$255,576	$187,022
Cost of revenue	254,009	222,927	167,844
Gross profit	43,673	32,649	19,178
Operating expenses:
Research and development	2,683	2,660	2,565
Selling, general and administrative	26,920	22,142	20,406
Total operating expenses	29,603	24,802	22,971
OPERATING INCOME (LOSS)	14,070	7,847	(3,793)
Other expenses, net	(6,172)	(4,501)	(760)
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	7,898	3,346	(4,553)
Income tax expense	2,033	1,004	149
INCOME (LOSS) FROM CONTINUING OPERATIONS	5,865	2,342	(4,702)
Loss from discontinued operations	(95)	-	-
NET INCOME (LOSS)	5,770	2,342	(4,702)
Less: Net loss attributable to non controlling interest	(50)	-	-
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$5,820	$2,342	$(4,702)

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2017, 2016 and 2015

	Year ended December 31,
	2017	2016	2015
Revenue	100.0%	100.0%	100.0%
Cost of revenue	85.3%	87.2%	89.7%
Gross profit	14.7%	12.8%	10.3%
Research and development	0.9%	1.0%	1.4%
Selling, general and administrative	9.0%	8.7%	10.9%
Total operating expenses	9.9%	9.7%	12.3%
OPERATING INCOME (LOSS)	4.8%	3.1%	(2.0)%
Other expenses, net	(2.1)%	(1.8)%	(0.5)%
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	2.7%	1.3%	(2.5)%
Income tax expense	0.7%	0.4%	-%
INCOME (LOSS) FROM CONTINUING OPERATIONS	2.0%	0.9%	(2.5)%
Loss from discontinued operations	-%	-%	-%
NET INCOME (LOSS)	2.0%	0.9%	(2.5)%
Less: Net loss attributable to non controlling interest	-%	-%	-%
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	2.0%	0.9%	(2.5)%

The following table sets forth, for the annual periods indicated, revenue generated by country:

	(U.S. dollars in Thousands)
	Year ended December 31,
	2017	2016	2015
Germany	$125,896	$108,692	$61,765
Netherlands	103,862	87,348	72,231
United States of America	52,234	47,733	41,817
Other	15,690	11,803	11,209
Total	$297,682	$255,576	$187,022

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue

Total revenue increased from $255.6 million in 2016 to $297.7 million in 2017.

Revenue generated in Germany was $125.9 million in 2017 compared to $108.7 million in 2016. The increase in revenue generated in Germany was primarily a result of additional services provided to our local customers (Frankfurt, Hamburg and Hannover Airports).

Revenue generated in the Netherlands was $103.9 million in 2017 compared to $87.3 million in 2016. The increase in revenue generated in the Netherlands was primarily a result of additional services provided to Schiphol Airport.

Revenue generated in the United States of America was $52.2 million in 2017, compared to $47.7 million in 2016. The increase in revenue generated in the United States was primarily a result of additional services provided to customers and increase of minimum wage in certain locations which was charged to the customers.

Revenue outside Germany, The Netherlands and the United States of America totaled $15.7 million in 2017 compared to $11.8 million in 2016. Increase in revenue was primarily a result of increase in services provided to new and existing customers as part of the expansion of the Company’s technology segment.

Cost of revenue

Cost of revenue increased from $222.9 million or 87.2% of revenue in 2016 to $254.0 million or 85.3% of revenue in 2017. Increase in cost of revenue primarily relates to increase in revenues in all our main locations.  Increase in cost of revenues increased both because of additional services provided to customers and as a result of increase  in labor costs which are usually charged to the customers.

Research and Development expenses

Research and Development stayed at $2.7 million or 1.0% in 2016 compared to 0.9% of revenue in 2017.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses increased from $22.1 million or 8.7% of revenue in 2016 to $26.9 million or 9.0% of revenue in 2017. Increase in SG&A expenses is primarily a result of increase of the Company’s operations during 2017, increase of marketing expenses and expenses incurred during examinations of different acquisition possibilities, ss part of the Company’s efforts to expand current operations into new markets. In addition, the Company incurred $2.1 million legal fees in 2017 compared to $0.7 million in 2016, costs related mostly to litigations regarding disputes with employees.

Other expenses, net

Other expenses, net, totaled $6.2 million or 2.1% of revenues in 2017 compared to $4.5 million or 1.8% of revenues in 2016. The main reason for the increase of other expenses relate to foreign currency losses of $2.5 million in 2017 compared to foreign currency gain of $1.0 million in 2016. On the other hand, interest expense to related party decreased by $1.3 million in 2017 from $4.2 million in 2016 to $2.9 million in 2017, as the 2016 interest expense to related party included a one time expense of $1.2 million in 2016, as a result of a retroactive one percent interest increase.

Interest expense and other bank charges totaled $1.1 million in 2017 compared to $1.4 million in 2016. As the Company is generating positive cash flow, the Company borrowed less from its lines of credit which reduced the interest expense.

Foreign currency loss was $2.5 million in 2017 compared to foreign currency gain of $1.0 million in 2016. The exchange rate between the Dollar and the Euro changed from 1.06 Dollar per Euro as of December 31, 2016 to 1.20 Dollar per Euro as of December 31, 2017, an increase of 13.5% compared to a decrease of 3.2% in 2016. As substancial balanes of the Company’s liabilities are in Euros, the Company recorded  foreign currency losses in 2017.

Income Tax Expense

Income tax expense increased from $1.0 million or 0.4% of revenue in 2016 to $2.0 millon or 0.7% of revenue in 2017. Increase in income tax expense relates primarily to our operations in one of the European countries in which the Company utilized all its remaining losses for the 2016 taxes.

Loss from discontinued operations

During the year ended December 31, 207, the Company committed to a plan to cease the aviation security operations of its subsidiary in Cyprus. Loss from discontinued operations in 2017 totaled $0.1 million.

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

		Airport
		Security
		and Other
		Aviaton
	Corporate	Services	Technology	Total
Year ended December 31, 2017:
Revenue	$-	$292,393	$5,289	$297,682
Depreciation and amortization	46	1,333	37	1,416
Income (loss) from continuing operations	(9,294)	15,803	(644)	5,865
Total assets from continuing operations	4,403	63,428	2,626	70,457

Year ended December 31, 2016:
Revenue	$-	$252,878	$2,698	$255,576
Depreciation and amortization	10	846	37	893
Income (loss) from continuing operations	(6,052)	10,654	(2,260)	2,342
Total assets from continuing operations	431	45,092	780	46,303

Year ended December 31, 2015:
Revenue	$-	$185,519	$1,503	$187,022
Depreciation and amortization	1	655	57	713
Income (loss) from continuing operations	(3,182)	1,597	(3,117)	(4,702)
Total assets from continuing operations	440	41,056	853	42,349

Corporate Segment

The Company’s loss from continuing operations in the corporate segment increased from $6.1 million in 2016 to $9.3 million in 2017.  The main differences compared to 2016 are primarily due to the following: (a) In 2016 the corporate had foreign currency income of $0.8 million while in 2017 the corporate had foreign currency expense of $2.5 million. (b) the Company had in 2017 expenses relating efforts to expand into new markets of $0.9 million while in 2016 expenses incurred for such purposes were immaterial. (c) Interest expense to related party decreased by $1.3 million in 2017 from $4.2 million in 2016 to $2.9 million in 2017, as the 2016 interest expense to related party included a one time expense of $1.2 million in 2016, as a result of a retro active one percent interest increase.

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

Airport Security and Other Aviation Services Segment

Increase in revenue from airport security and other  aviation services from $252.9 million in 2016 to $292.4 million in 2017 relates primarily to: (a) Increase of revenues in Germany from $108.7 million in 2016 to $125.9 million in 2017. (b) Increase of revenues in the Netherlands from $87.3 million in 2016 to $103.9 million in 2017. (c) Increase of revenues in the United States of America from $47.7 million in 2016 to $52.2 million in 2017.

In 2017, the Company’s income from continuing operations related to airport security and other aviation services was $15.8 million in 2017 compared to $10.7 million in 2016.  The increase in profitability is a direct result of more services provided to customers, which affected the Company’s profitability as following: (a) direct impact of increase in revenues and services provided to customers. (b) better utilization of menpower.

Increase in revenue from airport security and other aviation services from $185.5 million in 2015 to $252.9 million in 2016 relates primarily to: (a) an increase of revenues in Germany from $61.8 million in 2015 to $108.7 million in 2016. (b) An increase of revenues in the Netherlands from $72.2 million in 2015 to $87.3 million in 2016. (c) An increase of revenues in the United States of America from $41.8 million in 2015 to $47.7 million in 2016.

In 2016, the Company’s income from continuing operations related to airport security and aviation services was $10.7 million compared to $1.6 million in 2015. As the Company increases its revenue in existing locations, its able to better utilize its menpower and its expenses and by that, increases its profitability.

Technology Segment

Revenue in 2017 from the technology segment was $5.3 million compared to $2.7 million in 2016. The loss from continuing operations in this segment amounted to $0.6 million in 2017 compared to a loss of $2.3 million in 2016. During 2017 the technology segment continued to incrase its sales by providing more services to existing and new customers which decreased its loss from continuing operations.

Revenue in 2016 from the technology segment was $2.7 million compared to $1.5 million in 2015. The loss from continuing operations in this segment amounted to $2.3 million in 2016 compared to $3.1 million in 2015.

Liquidity and Capital Resources

The Company’s most significant expenditures consist of payroll, related costs, professional fees and interest. The Company has historically financed such expenditures through cash flows from operations, funding received from lines of credit with lenders in the United States and Europe and borrowings from a convertible note arrangement with a related party.

As of December 31, 2017 and 2016, the Company had cash and cash equivalents of $9.1 million and $3.9 million, respectively, excluding restricted cash of $4.4 million and $3.8 million as of December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016 the restricted cash consist of collateral for our letters of credit in the United States and restricted bank accounts in the Netherlands, which are restricted for payments to local tax authorities.

As of December 31, 2017 and 2016, the Company had a working capital (deficit) of $2.8 million and $(1.5) million, respectively and shareholders’ deficit of $26.7 million and $33.5 million, respectively. During the years ended December 31, 2017, 2016 and 2015, the Company incurred net income (loss) from continuing operations of $5.9 million, $2.3 million and $(4.7) million, respectively, and cash flows provided by operating activities of $8.8 million, $3.5  million and $1.5 million, respectively.

The Company’s business plan projects income from operations and  compliance with all financial covenants. Management believes that this plan is achievable and that they will continue to generate positive cash flows from operations. Management also believes that it will receive continued support from their lenders in financing operations. There can be no assurance that management will be successful in achieving its bussiness plan.

The Company’s borrowing capacity under the convertible notes payable to related party is up to $37.0 million without the accrued interest. In December 2016 the Company and a commercial bank agreed to increase the existing Company’s line of credit from €10.0 million to €12.0 million ($14.4 million as of December 31, 2017).

Cash Flows from Operating Activities

Our cash flows from operating activities vary significantly from year to year, depending on our operating results and timing of cash receipts and disbursements on accounts receivable, accounts payable, accrued expenses and other current liabilities.

Net cash provided by operating activities in 2017 was $8.8 million. This provided cash resulted primarily from net income of $5.8 million, non-cash accrued interest convertible notes payable to related party of $2.7 million, a non-cash charge of $1.4 million for depreciation and amortization, an increase in accounts payable of $1.7 million, an increase in accrued expenses and other liabilities of $3.1 million and an increase in income taxes payable of $1.9 million. This was offset mainly by increase in accounts receivable of $7.5 million and increase in prepaid expenses and other current assets of $0.6 million.

Net cash provided by operating activities in 2016 was $3.5 million. This provided cash resulted primarily from net income of $2.3 million, non-cash accrued interest on convertible notes payable to related party of $4.8 million and a non-cash charge of $0.9 million for depreciation and amortization, increase in accrued expenses and other current liabilities of $2.0 million, increases in income taxes payable of $1.0 million and increases in VAT payable of $0.9 million.     This was offset mainly by an increase in accounts receivable of $8.8 million.

Net cash provided by operating activities in 2015 was $1.5 million. The Company had net loss of $4.7 million, a non-cash accrued interest on convertible notes payable to a related party of $2.6 million and a non-cash charge of $0.7 million for depreciation and amortization, an increase in accrued expenses and other current liabilities of $9.1 million, increase of accounts payable of $0.5 million and increase of VAT payable of $0.5 million. This was offset by an increase in accounts receivable, net, of $6.3 million and an increase in prepaid expenses and other current assets of $1.0 million.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2017 was $7.1 million and consisted primarily of investment in affiliate of $3.5 million, capital expenditures of $2.5 million and purchase of subsidiary in Denmark of $1.1 million.

Net cash used in investing activities for the year ended December 31, 2016 was $1.4 million and consisted primarily of capital expenditures of $1.2 million and purchase of subsidiary in Cyprus of $0.2 million.

Net cash used in investing activities for the year ended December 31, 2015 was $1.0 million and consisted of capital expenditures of $1.0 million.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2017 was $0.4 million which consisted of primarily an increase in borrowings under lines of credit of $1.4 million, net proceeds form loan payable to related party of $1.3 million and proceeds of $1.2 million from a loan payable. This was offset by repayment of $2.4 million of the convertible notes to a related party and decrease of $1.1 million in cash overdraft.

Net cash used in financing activities in 2016 was $5.2 million, which consisted primarily of repayments under lines of credit of $2.9 million, repayment of $3.3 million of the convertible notes to a related party offset by $1.2 million proceeds from stock issuance.

Net cash provided by financing activities in 2015 was $5.2 million, which consisted primarily of an increase of $1.4 million, net, from the Company’s convertible note arrangement with a related party, an increase of $1.9 million on our line of credit in Europe and the United States and stock issuance for $1.7 million.

Borrowings

United States

The Company was a party to a credit facility with a commercial lender, which provided it with up to $6.5 million in borrowings subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of a $1.0 million standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder. Borrowings under the credit facility were secured by the Company’s accounts receivable, unbilled receivables, equipment, cash and the $1.0 million letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

In July 2016, the Company amended the credit facility to increase the maximum borrowing capacity to $8.5 million. The amendment also revised the existing fixed charge coverage ratio financial covenant. The credit facility expires on June 24, 2018. As of December 31, 2017 and 2016, the company was in compliance with all required debt covenants.

In December 2017, the Company amended the credit facility agreement to reduce the amount of the letter of credit provided as security to the lender by an entity related to the Company’s main shareholder, from $1.0 million to $0.7 million. In April 2018, the letter of credit was reduced to $0.5 million.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.375%) plus 4.25% per annum (5.625% as of December 31, 2017).

The Company’s weighted average interest rate in the United States during the years ended December 31, 2017, 2016 and 2015 is 5.64%, 5.76% and 5.88% respectively.

As of December 31, 2017 and 2016, the Company had approximately $6.6 million and $6.3 million  respectively, outstanding under line of credit arrangements. As of December 31, 2017 and 2016, the Company had $0.7 million and $0.8 million, respectively, in unused borrowing capacity under the line of credit facility.

Europe

In January 2016, the Company entered into a new line of credit arrangement with a commercial bank, replacing the previous line of credit with the same commercial bank, to provide it with up to €10.0 million ($12.0 million as of December 31, 2017) in borrowings until further notice. Borrowings under the line of credit bear interest at one month EURIBOR plus 3.5% with a minimum of 3.5% per annum (3.5% as of December 31, 2017). The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. In December 2016, the Company and the same commercial bank agreed under the same terms and conditions to raise the existing line of credit to €12.0 million ($14.4 million as of December 31, 2017). As of December 31, 2017 the Company had €2.8 million and  €1.9 million ($3.4 million and $2.1 million as of December 31, 2017 and 2016) in outstanding borrowings under the line of credit arrangement.

As of December 31, 2017, the Company was in violation with one of the non-financial covenants of the agreement. The commercial bank waived this violation on March 2018.

In addition to the line of credit arrangement, a guarantee facility of €2.5 million ($3.0 million as of December 31, 2017) is provided to the Company by the same commercial bank. As of December 31, 2017 and 2016 the Company had €2.5 million and €2.3 million ($3.0 million and $2.4 million as of December 31, 2017 and 2016), respectively of outstanding guarantees under the guarantee facility.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2017, 2016 and 2015 is 3.5%, 3.5% and 3.2%, respectively.

Related party financing

Convertible notes payble to a related party

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

In December 2017 the loan period was extended until January  1, 2019. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

The Company’s weighted average interest during the years ended December 31, 2017, 2016 and 2015 is 7.27%, 7.05% and 5.99%, respectively.

At December 31, 2017 and 2016, convertible notes payable to a related party consist of $25.0 million and $25.1 million, respectively in principal and $12.6 million and $9.4 million respectively, in accrued interest. Interest expense related to these notes is $2.7 million, $4.2 million and $2.6 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Loan from related party

In March 2017, the Company signed a loan agreement with a related party, to provide the Company a loan of $2.0 million for up to one year bearing 7% interest per year. In December 2017 the Company repaid $0.7 million against the loan. The Company incurred interest expenses regarding this loan of $0.1 million for the year ended December 31, 2017, which is included in the loan balance at December 31, 2017.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $2.7 million, $2.7 million and $2.6 million during the years ended December 31, 2017, 2016 and 2015, respectively.

Trend Information

Labor market conditions may require the Company to increase its prices. Cost of labor is the main variable in determining any cost increases.

The Company might be affected by a worldwide economic slowdown, which might affect the aviation industry. As the Company is a service provider to this industry, such trends can affect the results of the Company.

Off-Balance Sheet Arrangements

The Company is a party to a consulting arrangements, an agency agreement and various operating lease arrangements. In addition, the Company has no unconsolidated special purpose entities.

Future Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2017:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1 Year	1-3 years	4-5 years	more than 5 years
Line of credit in the U.S.	$6,605	$6,605	$-	$-	$-
Lines of credit in Europe	3,410	-	3,410	-	-
Loan payable to related party, including accrued interest	1,409	1,409	-	-	-
Loan payable	1,198	1,198	-	-	-
Consulting agreements	1,078	178	540	360	-
Convertible notes payable - related party (including interest)	37,589	-	37,589	-	-
Future interest and fees on line of credit and convertible notes to a related party (1)	9,000	-	9,000	-	-
Minimum wage increase settlement	1,628	1,128	500	-	-
Operating lease obligations	2,923	2,009	914	-	-
	$64,840	$12,527	$51,953	$360	$-

(1) Interest and fees are estimated based on future interest rates expected to be applicable.

The following table summarizes the Company’s other future commercial obligations as of December 31, 2017:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1 Year	1-3 years	4-5 years	more than 5 years
Guarantees	$2,952	$-	$2,112	$840	$-
Letters of credit	233	233	-	-	-
	$3,185	$233	$2,112	$840	$-

Item 6.          Directors, Senior Management and Employees

The following table lists the directors and executive officers of ICTS:

	Age	Position
Menachem Atzmon	73	Chairman of the Supervisory Board
David W. Sass	82	Member of the Supervisory Board
Gail F. Lieberman	74	Member of the Supervisory Board, Member of
		the Audit Committee and Chairman of the Compensation Committee
Gordon Hausmann	72	Member of the Supervisory Board, Member of the Compensation
		Committee and Member of the Audit Committee
Philip M. Getter	81	Member of the Supervisory Board, Chairman of the Audit Committee
Ran Langer	72	Managing Director
Alon Raich	42	Chief Financial Officer

Menachem J. Atzmon is a CPA (Isr). Since 1976 Mr. Atzmon serves as director and chairman of Spencer Corporation. From 1996 until 2012 Mr. Atzmon has been the managing director of Albermale Investment Ltd., an investment company. Since 1998 until 2012 he has served as the Chairman of the Management Board of Seehafen Rostock, Umschlagsgesellschaft GmbH and its Holding Company. Mr. Atzmon has been a member of the Supervisory Board of ICTS since 1999 and acts as the Chairman of the Supervisory Board since 2004. Since 2010 he serves as the Chairman of Arrow Ecology & Engineering Overseas (1999) Ltd, an advance recycling company. During 2014 Mr. Atzmon was appointed in addition to his role of Chairman of the Supervisory Board to CEO of the Arrow Ecology & Engineering Overseas Ltd.

David W. Sass for the past 56 years has been a practicing attorney in New York City and is currently a Special Council in the law firm of McLaughlin & Stern, LLP. Mr. Sass has been a director of ICTS since 2002 and is also a director of several privately held corporations. Mr. Sass is an Honorary Trustee of Ithaca College.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Thesys Group, a private financial technology company and a board member of WL Gore & associates. Formerly Mrs. Lieberman served as board member for the South Central Connecticut Regional Water Authority, board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

Gordon Hausmann is the senior partner of his own law firm, founded in London over 35 years ago. He specializes, amongst other things, in corporate and commercial law, including business finance and banking law, litigation and representation of several substantial family offices. Mr. Hausmann holds office as a board member of numerous companies and institutions, including listed companies in the UK Israel and elsewhere. These include an international airline, some Embassies, finance companies (including a company associated with a private Swiss banking group) and other well-known and governmental entities. Mr. Hausmann also holds office and advises a number of charities, including Governor of the Hebrew University.

Philip M. Getter has been managing member of GEMPH Development LLC since 1985. Mr. Getter has more than 30 years of corporate finance experience.  From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and from 1969 to 1975 Senior Partner of Devon Securities, an international investment-banking boutique. From 1975 to 1984 he was President/CEO of Generics Corporation of America, then one of the largest generic drug companies in the United States. As Chairman and CEO of Wolins Pharmacal (1977 to 1984) he led the reorganization and restructuring of this distributor of medical supplies. Mr. Getter was Chairman of Inksure Technologies, Inc.a manufacturer of security inks and a founder of KIDSRx an all-natural pharmaceutical company and chairman of TCI College of Technology.  Mr. Getter has been a member of The Broadway League [League of American Theaters and Producers] Senior Executive Vice Chairman of The Kurt Weill Foundation for Music, and Trustee of the American Theatre Wing [TONY and OBIE Awards].  He has been involved in most aspects of the entertainment industry and  has produced for Broadway, television and film.

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

Summary Compensation Table

The following table sets forth compensation earned by the Company’s Managing Directors and the highest paid executives during the years 2015 through 2017 (U.S. Dollars in thousands):

					Non-equity	Nonqualified	Number	Number
					Incentive	Deferred	of	of
Principal				All Other	Plan	Compensation	Option	Stock
Position	Year	Salary	Bonus	Compensations	Compensation	Earnings	Award	Awards	Total
		$	$	$	$	$			$
Managing	2017	423	-	32	-	-	-	-	455
Director (a)	2016	332	1,106	60	-	-	-	-	1,498
	2015	222	1,110	21	-	-	-	-	1,353

(a) Highest paid employee in 2017, 2016 and 2015.

Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $20 thousand and a fee for each Supervisory Board or committee meeting attended of $2 thousand. The Chairman of the Audit Committee receives an additional $10 per year. The Chairman of the Board receives an annual fee of $50 thousand.

Mr. Langer has been employed as Managing Director without compensation untill 2013. In 2013, the Company signed an employment agreement with Mr. Langer for which he will be entitled to a yearly salary of €144 thousand per year ($172 thousand as of December 2017). In May 2015 the compensation committee and the Supervisory Board approved to increase Mr. Langer’s salary to €240 thousand per year ($287 thousand as of December 2017) and a bonus of €1.0 million ($1.2 million as of December 31, 2017). In May 2016, an additional increase of salary to €300 thousand per year ($362 thousand as of December 31, 2017) and a bonus of $1.0 million ($1.2 million as of December 31, 2017) was approved by the Supervisory Board. In May 2017, Mr. Langer’s salary was increased to €420 thousand per year ($503 thousand as of December 31, 2017).

In December 2015 the compensation committee approved an annual fee of $60 for the Chairman of the Supervisory Board, in addition to a one time grant of  $660 thousand representing the annual salary for the last eleven years for which he was not compensated. In 2016 the Chairman of the Supervisory Board waived an amount of $600 of the grant.

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2017.

	Salaries, fees,	Pension, retirement
	commissions	and other
	and bonuses	similar benefits
	(in thousands)

Supervisory Directors as a group ( 5 persons)	$174	$-
Officers as a group ( 4 persons)	$1,081	$129

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

The members of the Supervisory Board as of December 31, 2017 and the initial year they joined the Supervisory Board are as follows: Menachem Atzmon (1999), David W. Sass (2002), Philip M. Getter (2003), Gordon Hausmann (2005) and Gail F. Lieberman (2010).

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

Employees

As of December 31, 2017, the Company has 6,680 employees, of which 4,637 employees are located in Europe, Far East and Israel and 2,243 are located in the United States.

Share Ownership

See tables under Item 7: "Major Shareholders" and "Related Party Transactions" below.

Options to Purchase Securities

In February 2005, the Company adopted the 2005 Equity Incentive Plan and reserved 1,500,000 shares of common stock for future issuance. The plan expired in 2015 (the "Plan").

During the year ended December 31, 2017 all outstanding options under the plan expired. As the plan expired there are no more options available for grant under this plan.

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

The exercise price of shares of Company Stock covered by an ISO shall not be less than 100% of the fair market value of such shares on the date of grant; provided that if an ISO is granted to an employee who, at the time of the grant, is a 10% shareholder, then the exercise price of the shares covered by the incentive stock option shall not be less than 110% of the fair market value of such shares on the date of the grant. The exercise price of shares covered by a non-qualified stock option shall be not less than 85% of the fair market value of such shares on the date of the grant. The Plan shall be administered by the Compensation Committee

As of December 31, 2017, there were no outstanding options under the plan. Options available for grant under the plan are 1,500,000. The plan expires in 2018.

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

Item 7.          Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Common Shares as of May 1, 2018 with respect to:

(1) Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Shares.

(2) All directors and officers as a group.

	Percent of
	Amount Beneficially	Common shares
Name Shareholders Holding Five Percent or More	Owned (a)	Outstanding (b)

MacPherson Trust ( c )	49.6%	12,085,528
Menachem J. Atzmon	19.9%	4,850,000
All officers and directors as a group and the MacPherson Trust (9 persons)	87.2%	21,221,574

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

(c)  1. The MacPherson Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds together with the Trust approximately 49.6% of the issued and outstanding Common Shares on behalf of the Trust. Mr. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation, Limited and the MacPherson Trust together with Mr. Atzmon are able to appoint all the directors of ICTS and control the affairs of ICTS.

2. As of May 1, 2018 the Company has convertible notes payable to a related party in the total amount of $23.0 million and accrued interest of $13.7 million. The principle is convertible to the Company’s common stock at a rate of $1.50 per share and the accrued interest is convertible at a rate of $0.75 per share. The calculation above does not take into consideration the conversion of those loans.

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

Related Party Transactions

Entities related to two of the Company's Supervisory Board members provide legal services to the Company. Legal expense related to these services is $47 thousand, $58 thousand and $47 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $9 thousand and $6 thousand due for these services as of December 31, 2017 and 2016, respectively.

The Company engages the services of a related party to provide certain selling and management services to its technology segment. The Company incurred expenses of $0.3 million, $0.2 million and $0.2 million for such services for the years ended December 31, 2017, 2016 and 2015, respectively.

An entity related to the Company’s main shareholder provided a letter of credit of $1.0 million to a commercial bank to guarantee a borrowing arrangement on behalf of one of the Company’s subsidiaries. In December 2017, the Company agreed with the commercial bank to reduce the letter of credit to $0.7 million. In April 2018, the letter of credit was reduced to $0.5 million.

The Company engages the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $45 thousand, $52 thousand and $48 thousand for such services for the years ended December 31, 2017, 2016 and 2015, respectively.

The Company engages the services of a related party to provide certain administrative services. The Company incurred expenses of $0, $0 and $15 thousand for such services in each of the years ended December 31, 2017, 2016 and 2015, respectively.

In November 2015, the Company engaged the services of a related party to provide internal audit services. The Company incurred expenses of $114 thousnd, $112 thousand and $13 thousand for such services for the years ended December 31, 2017, 2016 and 2015, respectively.

In December 2015, the Supervisory Board approved an annual compensation for the Chairman of the Supervisory Board, a related party, of $60 thousand. In addition, as the Chairman of the Supervisory Board was not compensated for the last eleven years, a one-time grant of $660 thousand was approved. In September 2016, the chairman of the Supervisory Board forgave $600 thousand of this grant. Annual compensation was reduced to $50 thousand.

In December 2015, the Company issued 2.9 million shares to certain directors and officers of the Company for a purchase price of $0.60 per share.

In November and December 2016, the Company issued 2.8 million shares to certain directors and officers of the Company for a purchase price ranging from  $0.40 - $0.45 per share.

In January 2017, a company related to the main shareholder  of the Company has guaranteed the White Line B.V. investment of $3.5 million.

In August 2017 the Company engaged the services of a related party to provide certain selling and administrative services to its technology segment. The Company incurred expenses of $39 thousand for such services for the year ended December 31, 2017.

Item 8.          Financial Information

The Consolidated Financial Statements and Financial Statement Schedule are included herein on pages F-1 through F-37.

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

As of December 31, 2017 all the cases have been settled or dismissed at no cost to the Company because the payments were covered by the Company’s insurance.  The Court approved the settlements.

Claims by former employees

The Company is subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $0.8 million.  In February 2018 the court has ruled in those cases in favor of the Company.

Minimum wage increase

In August 2015, the Company was informed about a court decision, which approved an increase to the minimum wage for the city of SeaTac, Washington (location of Seattle Airport). The increase to the minimum wage was originally approved by a vote in King County, Washington in 2013 (to be effective January 1, 2014). However, a court ruled that SeaTac employees were excluded from this increase because the airport was under the jurisdiction of the Port of Seattle and not the city of SeaTac. In August 2015, this decision was overturned by the State Supreme Court and accordingly, the Company is required to increase the minimum wage of its employees at the SeaTac Airport according to the court decision, effective January 1, 2014. At December 31, 2016 the Company has estimated that it has a liability of approximately $3.6 million for back wages (inclusive of interest amounting to approximately $0.6 million) and has recorded an accrual for this liability.

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

During the year ended December 31, 2017 the three legal disputes for back wages due to the SeaTac, WA Minimum Wage ordinance were settled in the courts and the Company paid out approximately $1.9 million. As of  December 31, 2017, the Company has an accrued amount of approximately $1.6 million (inclusive of interest amounting to approximately $0.3 million) for the reminder of the settlement. Approximately $1.1 million (including interest) of this amount is included in accrued expenses and other current liabilities and is due in 2018. The additional $0.5 million (including interest) is shown as a long term liability in other liabilities since payment is due in 2019.

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

Item 9.          The Offer and Listing

Our shares of common stock are currently traded on the OTC under the symbol ICTSF.

The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2013	$1.30	$0.45
2014	$2.39	$0.75
2015	$0.85	$0.51
2016	$0.71	$0.40
2017	$1.30	$0.45

The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2017	High	Low
First quarter	$0.55	$0.45
Second quarter	$0.62	$0.45
Third quarter	$0.80	$0.55
Fourth quarter	$1.30	$0.51

2016	High	Low
First quarter	$0.55	$0.47
Second quarter	$0.50	$0.45
Third quarter	$0.65	$0.40
Fourth quarter	$0.71	$0.40

2015	High	Low
First quarter	$0.85	$0.59
Second quarter	$0.73	$0.55
Third quarter	$0.79	$0.56
Fourth quarter	$0.60	$0.51

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

The common shares may be in bearer or registered form. As of December 31, 2017, 21,000,000 shares were issued and outstanding.

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

Corporate Income Taxes

We are incorporated under the laws of the Netherlands and are therefore subject to the tax laws of the Netherlands. In 2017 the standard corporate income tax rate was 20% on profits up to €0.2 million ($0.2 million as of December 31, 2017) and 25% on the excess. In 2018 the standard corporate income tax rate will be the same as in 2017.

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

As of 2016, the participation exemption is no longer applicable to (interest) income that is tax-deductible in country of the debtor, whereas the corresponding income is exempt under the scope of the paricipation exemption. This will be the case e.g. if the country of the debtor qualifies the distribution as an interst expense, whereas the Netherlands qualifies the income as a dividend.

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

The first €0.8 million ($1.0 million as of December 31, 2017) of “excessive participation interest” is exempt from the interest deduction limitation and is therefore deductible (unless other interest limitation rules apply). “Excessive participation interest” that exceeds the €0.8 million threshold is not tax deductible; it makes no difference if this interest is paid to related entities or to third parties.

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

For further information please call the SEC at 1-800-SEC-0330. All the SEC filings made electronically by ICTS are available to the public  on the  SEC web site at http://www.sec.gov (commission file number 0-28542). Those reports are also available free of charge at www.ictsintl.com.

Subsidiary Information

Not applicable

Item 11.        Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2017, approximately 18% of the Company’s revenues were derived in the United States, and approximately 82% was derived in Europe and the Far East.  The Company is subject to market risks associated with foreign currency exchange rate fluctuations.

We do not utilize derivative instruments to manage the exposure to such market risk.  As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk - We are subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. An increase of 1% in the interest rate would have increased the Company's interest expense for bank loans, convertible notes payable to a related party and other parties, by approximately $0.8 million in the year ended December 31, 2017.

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

(b)  Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Managing Director and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

(c) On the evaluation conducted by our Managing Director and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2017 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.     Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by our independent registered public accounting firms, Mayer Hoffman McCann CPAs ("MHM"), for services rendered to us during the years ended December 31, 2017 and 2016.

The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2017	2016
Audit fees	$225	$250
Audit related fees	-	-
Tax fees	-	-
Total fees	$225	$250

MHM leases substantially all its personnel, who work under the control of MHM shareholders, from wholly owned subsidiaries of CBIZ, Inc. in an alternative practice structure.

Item 16D.     Exemptions from the Listing Standards for Audit committees

Not applicable.

Item 16E.     Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.     Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.     Corporate Governance.

There are no significant differences between the corporate governance practices in the Netherlands and the U.S. The Company has adopted the U.S. practices.

PART III

Item 17.        Financial Statements

See Item 18.

Item 18.        Financial Statements

The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-37.

Item 19.          Exhibits

1.	Articles of Association of the Company.*

2.	Articles of Amendment of the Articles of Association filed as Exhibit to Form 6K dated April 22, 2009.*

3.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2012.*

4.	Specimen of the Company's Common Stock.*

5.	Code of Ethics for Principal Executive Officers and Senior Financial Officers. **

12.1	Certification by the registrant’s Managing Director and Principal Executive Officer pursuant to Rule 13a-14(a)

12.2	Certification by the registrant’s Principal Financial Officer pursuant to Rule 13a-14(a)

13.1	Certification by the Registrant's Managing Director and Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Registrant's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to the Company's 1999 annual report filed with the Commission on Form 20-F.

**	Incorporated by reference to the Company's 2003 annual report filed with the Commission on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

	By:	/s/ Ran Langer
	Name:	Ran Langer
	Title:	Managing Director

Date:	May 9, 2018

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2017 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of Directors and
Shareholders of ICTS International N.V. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ICTS International N.V. (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Mayer Hoffman McCann CPAs
(The New York Practice of Mayer Hoffman McCann P.C.)

We have served as the Company's auditor since 2006.

New York, New York
May 9, 2018

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,
ASSETS	2017	2016
CURRENT ASSETS:
Cash and cash equivalents	$9,073	$3,892
Restricted cash	4,432	3,787
Accounts receivable, net	45,343	33,844
Prepaid expenses and other current assets	2,853	2,045
Current assets from discontinued operations	281	340
Total current assets	61,982	43,908

Defered tax assets, net	349	337
Investments	3,500	-
Property and equipment, net	3,205	1,758
Non current assets from discontinued operations	25	513
Goodwill	1,044	314
Other assets	658	326
Total assets	$70,763	$47,156

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable-banks	$10,015	$8,352
Accounts payable	5,459	3,158
Accrued expenses and other current liabilities	30,708	26,336
Income tax payable	3,144	1,130
Value added tax (VAT) payable	7,223	6,170
Loan payable	1,198	-
Loan payable to related party, including accrued interest	1,409	-
Current liabilities from discontinued operations	41	219
Total current liabilities	59,197	45,365

Convertible notes payable to a related party, including
accrued interest	37,589	34,511
Other liabilities	719	440
Non current liabilities from discontinued operations	-	317
Total liabilities	97,505	80,633

COMMITMENTS AND CONTINGENCIES (NOTES 7 AND 15)
SHAREHOLDERS' DEFICIT:
Common stock, €0.45 par value;
33,333,334 shares authorized as of December 31, 2017 and 2016;
21,000,000 shares issued and outstanding as of
December 31, 2017 and 2016.	10,655	10,655
Additional paid-in capital	23,128	23,128
Accumulated deficit	(53,734)	(59,554)
Accumulated other comprehensive loss	(6,914)	(7,859)
Non controlling interest in subsidiaries	123	153
Total shareholders' deficit	(26,742)	(33,477)
Total liabilities and shareholders' deficit	$70,763	$47,156

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share data)

	For the Years Ended December 31,
	2017	2016	2015

Revenue	$297,682	$255,576	$187,022
Cost of revenue	254,009	222,927	167,844
GROSS PROFIT	43,673	32,649	19,178
Operating expenses:
Research and development	2,683	2,660	2,565
Selling, general and administrative	26,920	22,142	20,406
Total operating expenses	29,603	24,802	22,971
OPERATING INCOME (LOSS)	14,070	7,847	(3,793)
Other expense, net	(6,172)	(4,501)	(760)
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	7,898	3,346	(4,553)
Income tax expense	2,033	1,004	149
INCOME (LOSS) FROM CONTINUING OPERATIONS	5,865	2,342	(4,702)
Loss from discontinued operations	(95)	-	-
NET INCOME (LOSS)	5,770	2,342	(4,702)
Less: Net loss attributable to non-controlling interests	(50)	-	-
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$5,820	$2,342	$(4,702)

INCOME (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations	$0.28	$0.20	$(0.58)
Discontinued operations (*)	-	-	-
Net income (loss)	$0.28	$0.20	$(0.58)

Weighted average number of shares outstanding	21,000,000	11,518,929	8,085,599

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$5,770	$2,342	$(4,702)
Translation adjustment	965	(352)	(186)
Comprehensive income (loss)	6,735	1,990	(4,888)
Less: Comprehensive loss attributable to non-controlling interests.	(30)	-	-
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$6,765	$1,990	$(4,888)

(*) Income (loss) per share – Basic and Diluted from discontinued operations is being calculated  based on loss from discontinued operations, less net loss attributable to a non-controlling interests.

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(In thousands, except share data)

					Accumulated
			Additional		Other	Non	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Controlling	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Interest	Deficit

BALANCE AT DECEMBER 31, 2014	8,061,698	$4,507	$20,949	$(57,194)	$(7,321)	$-	$(39,059)
Issuance of common stock	2,900,000	1,421	318	-	-	-	1,739
Net loss	-	-	-	(4,702)	-	-	(4,702)
Translation adjustment	-	-	-	-	(186)	-	(186)

BALANCE AT DECEMBER 31, 2015	10,961,698	5,928	21,267	(61,896)	(7,507)	-	(42,208)
Issuance of common stock	10,038,302	4,727	1,861	-	-	-	6,588
Non controlling interest in subsidiaries						153	153
Net income	-	-	-	2,342	-	-	2,342
Translation adjustment	-	-	-		(352)	-	(352)

BALANCE AT DECEMBER 31, 2016	21,000,000	10,655	23,128	(59,554)	(7,859)	153	(33,477)
Net income (loss)	-	-	-	5,820	-	(50)	5,770
Translation adjustment	-	-	-		945	20	965

BALANCE AT DECEMBER 31, 2017	21,000,000	$10,655	$23,128	$(53,734)	$(6,914)	$123	$(26,742)

 See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2017	2016	2015

CASH FLOW FROM OPERATING ACTIVITIES:
Income from continuing operations	$5,865	$2,342	$(4,702)
Loss from discontinued operations	(95)	-	-

Net income (loss)	5,770	2,342	(4,702)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,416	893	713
Accrued interest on convertible notes payable to a related party	2,706	4,801	2,601
Accrued interest on loan payable to a related party	109	-	-
Bad debt expense (income)	19	34	(43)
Deferred income taxes	33	(248)	26
Changes in assets and liabilities:
Accounts receivable, net	(7,513)	(8,755)	(6,279)
Prepaid expenses and other current assets	(585)	(71)	(1,020)
Other assets	(359)	93	(15)
Accounts payable	1,667	155	463
Accrued expenses and other current liabilities	3,144	2,016	9,102
Income taxes payable	1,866	1,043	40
VAT payable	232	926	491
Other liabilities	231	293	66
Net cash provided by discontinued operations	95	-	27

Net cash provided by operating activities	8,831	3,522	1,470

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,529)	(1,236)	(1,037)
Purchase of subsidiary in Denmark, net of acquired cash of $499	(1,066)	-	-
Investment in White Line B.V.	(3,500)	-	-
Purchase of subsidiary in Cyprus, discontinued operations	-	(164)	-

Net cash used in investing activities	$(7,095)	$(1,400)	$(1,037)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2017	2016	2015

CASH FLOW FROM FINANCING ACTIVITIES:
Borrowings (repayments) under lines of credit, net	$1,387	$(2,874)	$1,877
Net proceeds (repayments) from convertible notes payable to a related party	(2,426)	(3,282)	1,364
Net proceeds from loan payable to a related party	1,300	-	-
Proceeds from stock issuance	-	1,159	1,739
Increase (decrease) in cash overdraft	(1,109)	(191)	264
Proceeds from loan payable	1,198	-	-

Net cash provided by (used in) financing activities	350	(5,188)	5,244

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE
RATES ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	3,740	(1,555)	(4,110)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	5,826	(4,621)	1,567

CASH, CASH EQUIVALENTS AND RESTRICTED CASH BEGINNING OF YEAR	7,679	12,300	10,733

CASH, CASH EQUIVALENTS AND RESTRICTED CASH END OF YEAR	$13,505	$7,679	$12,300

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of accrued interest to related party to shares of common stock	$-	$5,429	$-

Purchase of Cyprus Subsidiary included in current and non current liabilities from discontinued operations	$-	$421	$-

Acquisition of subsidiary funded by non controlling interest, discontinued operations	$-	$153	$-

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$634	$678	$543

Income taxes	$120	$164	$305

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 1 – ORGANIZATION

Description of Business

ICTS International N.V. was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or the "Company") operate in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The technology segment is predominantly involved in the development and sale of authentication security software to financial and other institutions, predominantly in the United States of America and Europe.

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

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates and assumptions included in these consolidated financial statements consist of the: (a) calculation of the allowance for doubtful accounts, (b) determination of the fair value of stock options, (c) recognition of contingent liabilities and (d) valuation allowance of deferred income taxes .

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Cash

Restricted cash as of December 31, 2017 consists of: (a) $233 held in a bank account that serves as cash collateral for outstanding letters of credit and (b) $4,199 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

Restricted cash as of December 31, 2016 consists of: (a) $233 held in a bank account that serves as cash collateral for outstanding letters of credit and (b) $3,554 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

During the year ended December 31, 2017, the Company adopted Accounting Standards Update (“ASU”) No. 2016-18 guidance for presentation of restricted cash on the statements of cash flows using a retrospective approach. Restricted cash amounts are now reported on the statements of cash flows together with cash as one line item. Previously, restricted cash was shown separately in the investing activities section of the statements of cash flows. Restricted cash amounts as of December 31, 2016, 2015 and 2014 have been reclassified in the statements of cash flows in order to comply with the new guidance.

The following table provides a reconciliation of cash and restricted cash reported on the balance sheet that sum to the total of the same such amounts shown in the statements of cash flows.

	December 31,
	2017	2016

Cash and cash equivalents	$9,073	$3,892
Restricted cash	4,432	3,787
Total cash, cash equivalents and restricted cash shown in the statement of cash flows.	$13,505	$7,679

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customer and current economic trends. The Company writes off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible. As of December 31, 2017 and 2016, the allowance for doubtful accounts is $103 and $84, respectively.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments (continued)

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

Investment in Artemis Therapeutics, Inc. is valued using level 1 inputs, however, the Company has determined that value of the investment is impaired (see note 5).

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

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

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company would record a goodwill impairment charge for the difference between the carrying value and the fair value of the goodwill not to exceed the carrying amount of the goodwill. As of January 1, 2017 the Company adopted Accounting Standards Update 2017-04 which eliminates step two from the goodwill impairment test. During the years ended December 31, 2017, 2016 and 2015, the Company did not recorded impairment charges on its goodwill relating its continuing operations.

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2017, 2016, and 2015, the Company did not record any impairment charges on its long-lived assets.

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
(In thousands, except share data)

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

Comprehensive Income (Loss) and Accumulated Other Comprehensive Loss

The Company's comprehensive income (loss) for the years ended December 31, 2017, 2016 and 2015 consists of the Company’s net income (loss) and foreign currency translation adjustments.

Accumulated other comprehensive loss consist of the Company’s accumulated foreign exchange currency adjustments.

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

Non-controlling interest

The Company’s non-controlling interest represent the minority shareholder’s ownership interest related to the Company’s subsidiaries. The Company reports its non-controlling interest in subsidiaries as a separate component of equity in the consolidated balance sheets and reports net income (loss) attributable to the non-controlling interest in the consolidated statement of operations.

Revenue Recognition

Revenue is recognized as services are rendered based on the terms contained in the Company’s contractual arrangements with customers, provided that services have been rendered, the fee is fixed or determinable, and collection of the related receivable is reasonably assured.

Cost of Revenue

Cost of revenue represents primarily payroll and employee related costs associated with employees who provide services under the terms of the Company's contractual arrangements, insurance and depreciation and amortization.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs during the years ended December 31, 2017, 2016 and 2015 are $316, $247 and $202, respectively.

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

The Company had an income from continuing operations for the year ended December 31, 2017. Potentially dilutive securities were excluded from the computation of diluted income (loss) per share as the conversion rate of the convertible note payable to related party was higher than the weighted average computed price of the Company’s stock for the year 2017 and the effect of including them is anti-dilutive.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income (Loss) Per Share (continued)

The Company had an income from continuing operations for the year ended December 31, 2016. Potentially dilutive securities were excluded from the computation of diluted income (loss) per share as the conversion rate of the convertible note payable to related party and the exercise price of the stock options was higher than the market price of the Company’s common stock as of December 31, 2016 and the effect of including them is anti-dilutive.

The following table summarizes the number of shares of common stock attributable to potentially dilutive securities outstanding for each of the periods which were excluded from the calculation of diluted income (loss) per share:

	Year Ended December 31,
	2017	2016	2015

Stock Options	-	150,000	150,000
Shares issuable upon conversion of convertible notes
payable to related party at a price of $1.50	16,652,333	16,852,097	19,365,121
Shares issuable upon conversion of accrued interest
payable to related party at a price of $0.75	16,815,677	12,310,501	13,806,589
Total	33,468,010	29,312,598	33,321,710

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, income taxes payable, value added tax (VAT) payable, notes payable – banks, loan payable and loan payable to related party approximate their carrying values due to the short-term nature of the instruments. The carrying values of the convertible notes payable to a related party and other liabilities are not readily determinable because: (a) these instruments are not traded and, therefore, no quoted market prices exist upon which to base an estimate of fair value and (b) there were no readily determinable similar instruments on which to base an estimate of fair value.

Concentration of Credit Risk

Financial instruments which are subject to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Company maintains cash and cash equivalents and restricted cash in accounts with financial institutions in the United States, Europe, Japan and Israel. As of December 31, 2017, accounts at financial institutions located in the United States are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250 per institution. As of December 31, 2017, cash and cash equivalents and restricted cash of $282 is being held in the United States. Bank accounts located in Europe, Japan and Israel, totaling $13,223 as of December 31, 2017, are uninsured.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk  (continued)

Revenue from two customers represented 76% of total revenue during the year ended December 31, 2017, of which one customer accounted for 42% and the other customer accounted for 34% of total revenue. Accounts receivable from these two customers represented 53% of total accounts receivable as of December 31, 2017.

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

Reclassification

Certain amounts have been reclassified in prior years balance sheets, statements of operations and statements of cash flows to conform with current period presentation.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements

Accounting Standards Update 2015-14 and related updates

In May 2014, the FASB issued ASU no. 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for  those goods or services, and the guidance defines a five-step process to achieve this core principle. In August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 by one year. The ASU, as amended, is effective for the Company’s 2018 fiscal year and may be applied either(i) retrospectively to each prior reporting period presented with an election for certain specified practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the ASU recognized at the date of initial application, with additional disclosure requirements.

We have prepared an analysis of how we currently recognize revenue compared to the accounting treatment required under the new guidance, in order to determine the impact of the accounting treatment under the new guidance and evaluation of the adoption method. We have concluded that the guidance will not have a material impact on our consolidated financial statements. We will adopt the new guidance beginning January 1, 2018, and will use the modified retrospective method.

Accounting Standards Update 2016-01

In January 2016, the FASB issued ASU 2016-01, “financial Instruments –Overall (Topic 825-10): “Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01 amends the guidance on the classification and measurement of financial instruments. Some of the amendments in ASU 2016-01 include among others the following: 1) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; 2) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; 3) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; and 4) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value.

For public business entities, the amendments of ASU 2016-01 are effective for fiscal years beginning after December 15, 2017 , including interim periods within those fiscal years.

This update is not expected to have a material impact on the Company’s financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

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

Accounting Standards Update 2016-15

In August 2016, the FASB issued Accounting Standards Update 2016-15, “Statements of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statements of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017. The new standard requires adoption on a retrospective basis unless it is impracticable to apply, in which case it would be required to apply the amendments prospectively as of the earliest date practicable.

The update is not expected to have a material impact on the Company’s financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2016-16

The FASB has issued Accounting Standards Update (ASU) No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. This prohibition on recognition is an exception to the principle of comprehensive recognition of current and deferred income taxes in GAAP.

The amendments require an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of the amendments are intellectual property and property, plant, and equipment.

The amendments do not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory.

The amendments align the recognition of income tax consequences for intra-entity transfers of assets other than inventory with International Financial Reporting Standards. IAS 12, Income Taxes, requires recognition of current and deferred income taxes resulting from an intra-entity transfer of any asset (including inventory) when the transfer occurs.

The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods

The amendments should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption.

The update is not expected to have a material impact on the Company’s financial statements.

Accounting Standards Update 2017-01

The FASB has issued Accounting Standards Update (ASU) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, clarifying the definition of a business. The amendments affect all companies and other reporting organizations that must determine whether they have acquired or sold a business.

The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments provide a more robust framework to use in determining when a set of assets and activities is a business. They also provide more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable.

For public companies, the amendments are effective for annual periods beginning after December 15, 2017, including interim periods within those periods.

The update is not expected to have a material impact on the Company’s financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2017-05

The FASB has issued Accounting Standards Update No. 2017-05, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets.

A contract may involve the transfer of both nonfinancial assets and financial assets (e.g., cash and receivables). The amendments clarify that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments also define the term in substance nonfinancial asset.

The amendments clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. For example, a parent may transfer control of nonfinancial assets by transferring ownership interests in a consolidated subsidiary. A contract that includes the transfer of ownership interests in one or more consolidated subsidiaries is within the scope of Subtopic 610-20 if substantially all of the fair value of the assets that are promised to the counterparty in a contract is concentrated in nonfinancial assets.

The amendments clarify that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it.

The amendments are effective at the same time Topic 606, Revenue from Contracts with Customers, is effective. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.

The update is not expected to have a material impact on the Company’s financial statements.

Accounting Standards Updates 2017-09

The FASB has issued Accounting Standards Update (ASU) No. 2017-09, Compensation—Stock Compensation (Topic 718) — Scope of Modification Accounting. ASU 2017-09 applies to entities that change the terms or conditions of a share-based payment award.

The FASB adopted ASU 2017-09 to provide clarity and reduce diversity in practice as well as cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to the modification of the terms and conditions of a share-based payment award.

Diversity in practice has arisen in part because some entities apply modification accounting under Topic 718 for modifications to terms and conditions that they consider substantive, but do not when they conclude that particular modifications are not substantive. Others apply modification accounting for any change to an award, except for changes that they consider purely administrative in nature. Still others apply modification accounting when a change to an award changes the fair value, the vesting, or the classification of the award. In practice, it appears that the evaluation of a change in fair value, vesting, or classification may be used to evaluate whether a change is substantive.

Although the Master Glossary of the FASB Accounting Standards Codification™ currently defines the term modification as “a change in any of the terms or conditions of a share-based payment award,” Topic 718 does not contain guidance on what changes are substantive or purely administrative.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2017-09 (continued)

The amendments in ASU 2017-09 include guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718.

These amendments require the entity to account for the effects of a modification unless all of the following conditions are met:

•
The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or value using an alternative measurement method) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification;

•	The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and

•	The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified.

The amendments are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017.

Early adoption is permitted, including adoption in any interim period for: (a) public business entities for reporting periods for which financial statements have not yet been issued, and (b) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments should be applied prospectively to an award modified on or after the adoption date.

The update is not expected to have a material impact on the Company’s financial statements.

NOTE 3 – BUSINESS COMBINATION

On July 19, 2017, the Company acquired 100% of the outstanding shares of Harsec A/S (“Harsec”) in Denmark. Harsec provides cargo security services in the Danish airports and is serving international parcel companies. Consideration of the acquisition for the shares was 10 million Danish Krone (“DKK”) ($1,579 as of the purchase date) in cash of which 90% was paid upon the signing of the purchase contract and 10% paid three months after that. The acquisition was done in order to expend our services to the Danish market.

The acquisition was accounted for as a purchase and accordingly a purchase price was allocated to the assets acquired and liabilities assumed at their fair values.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 3 – BUSINESS COMBINATION (CONTINUED)

The following represents the allocation of the purchase price as of the purchase rate in DKK and the translation to United States Dollars as of the purchase date:

	DKK	U.S. Dollars
Cash	3,161	499
Accounts receivable	3,219	508
Other receivables	124	20
Fixed assets	665	105
Goodwill	4,478	707
Total identifiable assets acquired	11,647	1,839

Accouts payable and accrued expenses	1,647	260
Total liabilities assumed	1,647	260
	10,000	1,579

On December 7, 2016, the Company acquired 51% of the outstanding shares of Easyserve Ltd (“New Subsidiary”) in Cyprus together with third party, which holds the additional 49% of the New Subsidiary. Consideration of the acquisition for the 100% shares included €300 ($359 as of December 31, 2017) in cash upon the signing of the purchase contract.

The Company with its New Subsidiary participated in a tender for services in Cyprus, according to the contract terms. Upon winning the tender, the Company will pay additional €100 ($120 as of December 31, 2017). In addition, the purchase price will include a maximum of €300 ($359 as of December 31, 2017) out of the net profits of the New Subsidiary, which relate to the business of the New Subsidiary as it is presently carried out and which does not relate to the business resulting from the award of the tender or any other new business.

In the event that the New Subsidiary is not successful with the tender, then the seller will repay to the Company the payments made by the Company, in return the Company will transfer the shares back to the seller.

The 2016 acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed at their fair values. The results of operations from the date of acquisition to December 31, 2016 are not significant.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 3 – BUSINESS COMBINATION (CONTINUED)

The following is the allocation of the purchase price as of December 31, 2016:

	Euro	U.S. Dollars
Cash	300	317
Due at obtaining contract tender	100	106
Earn out liability	300	317
Total consideration given	700	740

Recognized amounts of identifiable assets acquired and liabilities assumed:

Accounts receivable	269	284
Prepaid expenses	53	56
Property and equipment	25	26
Goodwill	377	398
Other assets	84	89
Total identifiable assets acquired	808	853

Accounts payable	51	53
Accrued expenses and other liabilities	57	60
Total liabilities assumed	108	113
	700	740

As the Company was not successful with the tender, the Company reached an agreement with the seller during 2018, that the shares will be transferred back to the seller and will be kept in escrow for a period of three years, in which the seller will pay back to the Company an amount of €150 ($180 as of December 31, 2017). Balances and results from those operations are being presented as discontinued operations (see note 4).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)
NOTE 4 – DISCONTINUED OPERATIONS

During the year ended December 31, 2014, the Company committed to a plan to cease the aviation security operations of its subsidiary in Switzerland (I-SEC Switzerland).

During the year ended December 31, 2017, the Company committed to a plan to cease the aviation security  operations of its subsidiary in Cyprus. As of December 31, 2017 and 2016 the Company presented in its equity $123 and $153, respectively, as non- controlling interest in subsidiaries regarding its investment in Cyprus.

A summary of the Company's balance sheet accounts from the above discontinued operations for the years ended December 31, 2017 and 2016 are as follows:

	December 31,
	2017	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2	$-
Restricted cash	25	-
Accounts receivable, net	128	284
Prepaid expenses and other current assets	126	56
Total current assets from discontinued operations	281	340
Property and equipment, net	25	26
Goodwill	-	398
Other assets	-	89
Total assets from discontinued operations	$306	$853

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$26	$53
Accrued expenses and other current liabilities	15	166
Total current liabilities from discontinued operations	41	219
Other liabilities	-	317
Total liabilities from discontinued operations	$41	$536

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 4 – DISCONTINUED OPERATIONS (CONTINUED)

A summary of the Company’s statement of operations from the above discontinued operations for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Year Ended December 31,
	2017	2016	2015

Revenue	$609	$-	$97
Cost of revenue	588	-	94
GROSS PROFIT	21	-	3
Selling, general and administrative expenses	116	-	6
OPERATING LOSS	(95)	-	(3)
Other income, net	-	-	3
Net loss	(95)	-	-
LESS: Net loss attributable to non controlling interest	47	-	-
LOSS FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(48)	$-	$-

NOTE 5 – INVESTMENTS

Artemis Therapeutics, Inc.

As of December 31, 2017, the Company owns 198,311 shares or 3.8% of the outstanding common stock of Artemis Therapeutics, Inc (“ATMS”).

The Company suspended its use of the equity method to accounting for this investment in 2007 after its investment balance was reduced to zero.

As of December 31, 2017 and 2016, the Company’s share of the underlying net assets of ATMS exceeds the Company’s carrying value of its investment in ATMS ($0 at December 31, 2017 and 2016) by $4 and $130, respectively. The market value of the Company's investment in ATMS as of December 31, 2017 and 2016 is $317 and $162 respectively.

The Company evaluated the increase in the stock price in 2017 of ATMS but as the amount of shares that are being traded is low, and as ATMS still does not have any revenue, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero as of December 31, 2017.

White Line B.V.

In March 2017 the Company invested an amount of $2,000 for 7,000 shares of White Line B.V., a limited company incorporated in the Netherlands. White Line is a holding and finance company. Because White Line B.V. is a private, closely-held company, there is no active market for this investment. Therefore, the Company accounts for this investment under the cost method. In October 2017, the Company invested additional amount of $1,500 for additional 5,000 shares aggregating to 10% ownership.

Should the value of this investment decrease, a company related to the main shareholder has guaranteed to repurchase this full investment at a minimum amount of $3,500. The guaranty is effective after three years of the date of purchase and terminates after five years.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:
	December 31,
	2017	2016

Equipment and facilities	$6,780	$5,118
Internal-use software	554	531
Vehicles	1,737	1,127
Leasehold improvements	460	257
	9,531	7,033
Less: accumulated depreciation and amortization	6,326	5,275
Total property and equipment, net	$3,205	$1,758

Depreciation and amortization expense is $1,416, $893 and $713 for the years ended December 31, 2017, 2016 and  2015 respectively.

NOTE 7 – NOTES PAYABLE – BANKS

United States

The Company was a party to a credit facility with a commercial lender, which provided it with up to $6,500 in borrowings subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of a $1,000 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder. Borrowings under the credit facility were secured by the Company’s accounts receivable, unbilled receivables, equipment, cash and the $1,000 letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

In July 2016, the Company amended the credit facility to increase the maximum borrowing capacity to $8,500. The amendment also revised the existing fixed charge coverage ratio financial covenant. The credit facility expires on June 24, 2018. As of December 31, 2017 and 2016, the company was in compliance with all required debt covenants.

In December 2017, the Company amended the credit facility agreement to reduce the amount of the letter of credit provided as security to the lender by an entity related to the Company’s main shareholder, from $1,000 to $700. In April 2018, the letter of credit was reduced to $500.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.375%) plus 4.25% per annum (5.625% as of December 31, 2017).

The Company’s weighted average interest rate in the United States during the years ended December 31, 2017, 2016 and 2015 is 5.64%, 5.76% and 5.88% respectively.

The Company evaluated the terms of the amendments and concluded that they do not constitute substantive modification.

As of December 31, 2017 and 2016, the Company had approximately $6,605 and $6,301 respectively, outstanding under line of credit arrangements. As of December 31, 2017 and 2016, the Company had $700 and $833, respectively, in unused borrowing capacity under the line of credit facility.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 7 – NOTES PAYABLE – BANKS  (CONTINUED)

Europe

In January 2016, the Company entered into a new line of credit arrangement with a commercial bank, replacing the previous line of credit with the same commercial bank, to provide it with up to €10,000 ($11,977 as of December 31, 2017) in borrowings until further notice. Borrowings under the line of credit bear interest at one month EURIBOR plus 3.5% with a minimum of 3.5% per annum (3.5% as of December 31, 2017). The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. In December 2016, the Company and the same commercial bank agreed under the same terms and conditions to raise the existing line of credit to €12,000 ($14,372 as of December 31, 2017). As of December 31, 2017 and 2016 the Company had €2,848 and €1,943 ($3,410 and $2,051 as of December 31, 2017 and 2016), respectively in outstanding borrowings under the line of credit arrangement.

As of December 31, 2017, the Company was in violation with one of the non-financial covenants of the agreement. The commercial bank waived this violation on March 2018.

In addition to the line of credit arrangement, a guarantee facility of €2,500 ($2,994 as of December 31, 2017) is provided to the Company by the same commercial bank. As of December 31, 2017 and 2016 the Company had €2,465 and €2,289 ($2,952 and $2,415 as of December 31, 2017 and 2016), respectively, of outstanding guarantees under the guarantee facility.

The Company evaluated the terms of the amendments and concluded that they do not constitute a substantive modification.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2017, 2016 and 2015 is 3.5%, 3.5% and 3.2%, respectively.

NOTE 8 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2017	2016

Accrued payroll and related costs	$18,067	$14,328
Accrued vacation	5,432	3,415
Accrual for minimum wage increase	1,128	3,581
Cash overdraft	-	1,109
Labor union contribution	1,912	1,564
Other	4,169	2,339
Total accrued expenses and other current liabilities	$30,708	$26,336

The cash overdraft balance above represents outstanding checks as of December 31, 2016.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 9 – LOAN PAYABLE

In June 2017, the Company entered into an arrangement with a financing company to provide it €1,000 ($1,198 as of December 31, 2017) as a loan until June 2018. The loan bears interest of ten percent per annum. Interest is being paid quarterly.

NOTE 10 – DEBT TO RELATED PARTIES

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

In December 2017 the loan period was extended until January 1, 2019. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

The Company’s weighted average interest during the years ended December 31, 2017, 2016 and 2015 is 7.27%, 7.05% and 5.99%, respectively.

At December 31, 2017 and 2016, convertible notes payable to a related party consist of $24,977 and $25,078, respectively, in principal and $12,612 and $9,433, respectively, in accrued interest. Interest expense related to these notes is $2,706, $4,171 and $2,601 for the years ended December 31, 2017, 2016 and 2015, respectively .

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 10 – DEBT TO RELATED PARTIES (CONTINUED)

Loan from related party

In March 2017, the Company signed a loan agreement with a related party, to provide the Company a loan of $2,000 for up to one year bearing 7% interest per year. In December 2017 the Company repaid $700 against the loan. The Company incurred interest expenses regarding this loan of $109 for the year ended December 31, 2017, which is included in the loan balance at December 31, 2017.

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

There were no stock options granted or exercised during the years ended December 31, 2017 and 2016. During the year ended December 31, 2017 all granted options expired.

As of December 31, 2017, the Company has 1,500,000 options available for future grants.

A summary of the Company's stock option activity is as follows:

Weighted
Average
		Weighted	Remaining
		Average	Contractual
		Exercise	Term	Intrinsic
	Number	Price	(in years)	Value

Outstanding as of January 1, 2017	150,000	$1.05	0.33	$-
Granted	-	-		-
Exercised	-	-		-
Forfeited / Expired	150,000	-		-
Outstanding as of December 31, 2017	-	$-	-	$-

During the years ended December 31, 2017, 2016 and 2015, there were no compensation expenses related to the issuance of stock option plans.

As of December 31, 2017 the Company does not have any unrecognized compensation cost related to stock options granted under the stock option plans.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 12 – OTHER EXPENSE, NET

Other expense, net is summarized as follows:
	Year ended December 31,
	2017	2016	2015

Interest expense to related parties (see Note 10)	$(2,875)	$(4,171)	$(2,601)
Interest expense and other bank charges	(1,073)	(1,430)	(1,374)
Interest income	170	116	169
Foreign currency gain (loss)	(2,450)	1,005	3,066
Other income (expense)	56	(21)	(20)
Total other expense,net	$(6,172)	$(4,501)	$(760)

NOTE 13 – INCOME TAXES

The components of income (loss) before income tax expense from continuing operations are as follows:

	Year Ended December 31,
	2017	2016	2015

The Netherlands	$1,602	$(631)	$(2,048)
Subsidiaries outside of the Netherlands	6,296	3,977	(2,505)
Income (loss) before income tax expense	$7,898	$3,346	$(4,553)

The current income tax expense from subsidiaries outside of the Netherlands is $2,045, $1,249 and $110 for the years ended December 31, 2017, 2016 and 2015, respectively. There was no current income tax expense for the Netherlands for the years ended December 31, 2017, 2016 and 2015, respectively.

The deferred income tax (expense) benefit from subsidiaries outside of the Netherlands is $12, $245 and $(39) for the years ended December 31, 2017, 2016 and 2015, respectively. There was no deferred income tax expense for the Netherlands for the years ended December 31, 2017, 2016 and 2015.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 13 – INCOME TAXES (CONTINUED)

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2017	2016

Deferred tax assets:
Operating loss carryforwards	$14,761	$18,907
Capital loss carryforwards	147	145
Allowance for doubtful accounts	13	20
Tax credit carryforwards	558	558
Accrued expenses	910	2,032
Total deferred tax assets	16,389	21,662

Deferred tax liabilities:
Depreciation of property and equipment	(139)	(56)
	16,250	21,606
Valuation allowance	(15,901)	(21,269)
Deferred tax assets, net	$349	$337

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

In the United States of America, the Tax Cuts and Jobs act of 2017 was signed into law on December 2017. The law include significant changes to the U.S. corporate income tax system, including a Federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and limitation on net operating losses generated after December 31, 2017. The re-measurement of deferred tax grants and liabilities due to the corporate rate deduction yielded a reduction in net deferred tax assets of $4,419, which was offset by a full valuation allowance.

The Company does not expect the legislation to have a near term impact on the Company’s current taxes because of the expectation of net losses utilization in future years.

As of December 31, 2017, the Company has net operating loss carry forwards of $23,769 in the Netherlands, which will expire in 2017 through 2025. As of December 31, 2017, the Company has net operating loss carry forwards of $29,267 in the United States, which will expire in 2025 through 2034 and $5,257 in Israel, which do not expire. The ultimate utilization of such net operating loss carry forwards is limited in certain situations.

As of December 31, 2017, the Company has capital loss carry forwards of $641 in Israel. Such capital loss carry forwards do not expire and can be offset against future capital gains generated in Israel.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 13 – INCOME TAXES (CONTINUED)

As of December 31, 2017, the Company has $558 in tax credits for the welfare to work and work opportunity programs in the United States that expire in 2024 through 2029.

During the year ended December 31, 2017 and 2016 the valuation allowance decreased by $5,368 and $874, respectively.

The Company's effective income tax rate differs from The Netherlands' statutory rate of 25% as follows:

	Year Ended December 31,
	2017	2016	2015

Effective loss (income) tax benefit from continuing operations at statutory rate	$(1,975)	$(837)	$1,138
Rate differential	(545)	(493)	334
Non-deductible expenses	(131)	(89)	(162)
Adjustments to prior year tax losses	-	-	1,097
Tax rate change-impact on prior years	(4,472)	-	-
Changes in valuation allowance	5,368	874	(2,868)
Other	(278)	(459)	312
Income tax expense from continuing operations	$(2,033)	$(1,004)	$(149)

As of December 31, 2017 and 2016 there are no unrecognized tax benefits. As of December 31, 2017 and 2016, the Company has income tax payable of $3,144 and $1,130, respectively.

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the tax years 2014 to 2016 are subject to examination in the Netherlands and the United States. Income tax returns for the tax years 2013 to 2017 are subject to examination in foreign jurisdictions.

NOTE 14 - RELATED PARTY TRANSACTIONS

Entities related to two of the Company's Supervisory Board members provide legal services to the Company. Legal expense related to these services is $47, $58 and $47 for the years ended December 31, 2017, 2016 and 2015, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $9 and $6 due for these services as of December 31, 2017 and 2016, respectively.

The Company engages the services of a related party to provide certain selling and management services to its technology segment. The Company incurred expenses of $254, $227 and $223 for such services for the years ended December 31, 2017, 2016 and 2015, respectively.

An entity related to the Company’s main shareholder provides a letter of credit of $1,000 to a commercial bank to guarantee a borrowing arrangement on behalf of one of the Company’s subsidiaries. In December 2017, the Company agreed with the commercial bank to reduce the letter of credit to $700. In April 2018, the letter of credit was reduced to $500. (see note 7).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 14 - RELATED PARTY TRANSACTIONS - CONTINUED

The Company engages the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $95, $52 and $48 for such services for the years ended December 31, 2017, 2016 and 2015, respectively.

The Company engages the services of a related party to provide certain administrative services. The Company incurred expenses of $0, $0 and $15 for such services for the years ended December 31, 2017, 2016 and 2015, respectively.

In November 2015, the Company engaged the services of a related party to provide internal audit services. The Company incurred expenses of $114, $112 and $13 for such services for the years ended December 31, 2017, 2016 and 2015, respectively.

In December 2015, the Supervisory Board approved an annual compensation for the Chairman of the Supervisory Board, a related party, of $60. In addition, as the Chairman of the Supervisory Board was not compensated for the last eleven years, a one-time grant of $660 was approved. In September 2016, the chairman of the Supervisory Board forgave $600 of this grant.  Annual compensation was reduced to $50.

In December 2015, the Company issued 2.9 million shares to certain directors and officers of the Company for a purchase price of $0.60 per share.

In November and December 2016, the Company issued 2.8 million shares to certain directors and officers of the Company for a purchase price ranging from  $0.40 - $0.45 per share.

In January 2017, a company related to the main shareholder of the Company has guaranteed the White Line B.V. investment of $3,500 (see note 5).

In August 2017 the Company engaged the services of a related party to provide certain selling and administrative services to its technology segment. The Company incurred expenses of $39 for such services for the year ended December 31, 2017.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain premises under various operating leases.

Future minimum lease payments under such operating leases are as follows:

Year ending
December 31,

2018	$2,009
2019	612
2020	289
2021	13
$2,923

Rent expense for the years ended December 31, 2017, 2016 and 2015 is $4,662, $3,900, and $3,409 respectively.

Letters of Credit and Guarantees

As of December 31, 2017 and 2016, the Company has approximately $233 in outstanding letters of credit. Such letters of credit are being secured by the same amounts in restricted cash with a commercial bank (see Note 2).

As of December 31, 2017 and 2016 the Company has €2,465 and €2,289 ($2,952 and $2,415 as of December 31, 2017 and 2016 respectively) in outstanding guarantees on its lines of credit arrangement in Europe (see Note 7).

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

As of December 31, 2017 all the cases have been settled or dismissed at no cost to the Company because the payments were covered by the Company’s insurance.  The Court approved the settlements.

Claims by former employees

The Company is subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $807.  In February 2018 the court has ruled in those cases in favor of the Company.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 15 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (continued)

Minimum wage increase

In August 2015, the Company was informed about a court decision, which approved an increase to the minimum wage for the city of SeaTac, Washington (location of Seattle Airport). The increase to the minimum wage was originally approved by a vote in King County, Washington in 2013 (to be effective January 1, 2014). However, a court ruled that SeaTac employees were excluded from this increase because the airport was under the jurisdiction of the Port of Seattle and not the city of SeaTac. In August 2015, this decision was overturned by the State Supreme Court and accordingly, the Company is required to increase the minimum wage of its employees at the SeaTac Airport according to the court decision, effective January 1, 2014. At December 31, 2016 the Company has estimated that it has a liability of approximately $3,600 for back wages (inclusive of interest amounting to approximately $600) and has recorded an accrual for this liability.

A class action lawsuit was filed against the Company in the United States District Court for the Western District of Washington, Seattle, by an employee of the Company. The employee alleges the Company failed to pay the proper minimum wage in violation of the City of SeaTac Municipal Code.

Additional two lawsuits were filed against the Company in the District Court for the Southern District of Texas, Houston Division and in the Superior Court of Washington, King County, on the same subject.

During the year ended December 31, 2017 the three legal disputes for back wages due to the SeaTac, WA Minimum Wage ordinance were settled in the courts and the Company paid out approximately $1,933. As of  December 31, 2017, the Company has an accrued amount of approximately $1,628 (inclusive of interest amounting to approximately $307) for the reminder of the settlement. Approximately $1,128 (including interest) of this amount is included in accrued expenses and other current liabilities (see note 8) and is due in 2018. The additional $500 (including interest) is shown as a long term liability in other liabilities since payment is due in 2019.

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

Agency Agreements

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations of the subsidiary are sold in the future, the third party agent is entitled to a payment of €2,000 ($2,395 as of December 31, 2017).

In June 2015, the Agency agreement was amended. As part of the changes, in the event that the Company’s operations in that country are sold, the third party agent is entitled to a payment of €3,000 ($3,593 as of December 31, 2017) instead of €2,000 ($2,395 as of December 31, 2017).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 16 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other aviation services to airlines and airport authorities, predominantly in Europe and the United States of America. The technology segment is predominantly involved in the development and sale of authentication security software to financial and other institutions, predominantly in Europe and the United States of America. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

The operating results of these reportable segments are regularly reviewed by the chief operating decision.

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Year ended December 31, 2017:
Revenue	$-	$292,393	$5,289	$297,682
Depreciation and amortization	46	1,333	37	1,416
Income (loss) from continuing operations	(9,294)	15,803	(644)	5,865
Total assets from continuing operations	4,403	63,428	2,626	70,457

Year ended December 31, 2016:
Revenue	$-	$252,878	$2,698	$255,576
Depreciation and amortization	10	846	37	893
Income (loss) from continuing operations	(6,052)	10,654	(2,260)	2,342
Total assets from continuing operations	431	45,092	780	46,303

Year ended December 31, 2015:
Revenue	$-	$185,519	$1,503	$187,022
Depreciation and amortization	1	655	57	713
Income (loss) from continuing operations	(3,182)	1,597	(3,117)	(4,702)
Total assets from continuing operations	440	41,056	853	42,349

Revenue by country is summarized as follows:

	Year Ended December 31,
	2017	2016	2015

Germany	$125,896	$108,692	$61,765
The Netherlands	103,862	87,348	72,231
United States	52,234	47,733	41,817
Other	15,690	11,803	11,209
Total	$297,682	$255,576	$187,022

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 16 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

Property and equipment, net of accumulated depreciation and amortization, by country is summarized as follows:

	December 31,
	2017	2016

Germany	$333	$359
The Netherlands	1,668	729
United States	742	487
Other	462	183
Total	$3,205	$1,758

NOTE 17 - SUBSEQUENT EVENTS

In January 2018, the Company acquired 100% of the outstanding shares of Abydos Consultores de Sistemas S.L.U., a Spanish company. Consideration of the acquisition was 183 euros. The acquisition was done in order to expand the services we provide in Spain.

The acquisition was accounted for as a purchase and accordingly a purchase price was allocated to the assets acquired and liabilities assumed at their fair values.

The following represents the allocation of the purchase price as of the purchase date in Euros and the translation to United States Dollars as of the purchase date:

	EUR	U.S. Dollars
Cash	29	36
Accounts receivable	142	175
Fixed assets	88	108
Other assets	11	14
Goodwill	188	232
Total identifiable assets acquired	458	565

Notes payables - banks	11	14
Accounts payable	19	23
Accrued expenses and other current liabilities	126	155
Other liabilities	119	147
Total liabilities assumed	275	339
	183	226

In April 2018, the Company issued 3.4 million shares to certain directors and officers of the Company for a purchase price of $0.66 per share.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(In thousands, except share data)

Valuation and Qualifying Accounts
(US $ in thousands)

		Charges (credit)	Charges
		to	to
	Beginning	Costs and	other		End of
	of year	Expenses	accounts	Deductions	Year

Allowance for doubtful accounts (1):
Year ended December 31, 2015	$116	$(65)	$-	$(1)	$50
Year ended December 31, 2016	50	34	-	-	84
Year ended December 31, 2017	84	97	(78)	-	103

Allowance for net deferred tax assets:
Year ended December 31, 2015	$19,275	$-	$-	$2,868	$22,143
Year ended December 31, 2016	22,143	-	-	(874)	21,269
Year ended December 31, 2017	21,269	-	-	(5,368)	15,901

(1) Write-off net of recoveries for the allowance for doubtful accounts.