Form 20-F
period 2018-12-31
ICTS INTERNATIONAL N V
filed 2019-05-09
CIK 1010134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

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
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 25,100,000.

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

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.          Offer Statistics and Expected Timetable

Not Applicable

Item 3.          Key information

Operations

ICTS International N.V. was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS International N.V. and Subsidiaries (collectively referred to as “ICTS” or “Company") operate in three reportable segments: (a) corporate (b) aviation security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services business provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The technology segment is predominantly involved in the development and sale of authentication security software to financial and other institutions, predominantly in the United States of America and Europe.

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

The year ended December 31, 2018 ws materially affected by a one-time loss regarding the contract termination of Procheck International B.V. (“Procheck”), a wholly-owned Dutch subsidiary of the Company since 1998. Procheck was advised by its only customer that its contract would not be renewed and will end on December 31, 2018, following a change in the governmental security concept in the Netherlands. Procheck incurred in total during they year ended December 31, 2018, expenses of approximately €8.1 million ($9.5 million) regarding the contract termination and a goodwill impairment of $0.3 million was recognized.

The Company is looking to be compensated against the contract termination expenses and has started discussions with the relevant authorities but there is no assurance that such compensation will be granted.

The following table summarizes certain balance sheet data for the Company at December 31, 2018, 2017, 2016, 2015, and 2014:

	(U.S. dollars in Thousands)
	December 31,
	2018	2017	2016	2015	2014
Cash and cash equivalents	$12,801	$9,073	$3,892	$7,912	$5,973
Total current assets	67,219	61,982	43,908	40,002	32,893
Total assets from discontinued operations	-	306	853	-	134
Total assets	73,782	70,763	47,156	42,349	35,005
Total current liabilities	75,058	59,197	45,365	45,007	35,479
Total liabilities from discontinued operations	-	41	536	-	102
Total liabilities	108,638	97,505	80,633	84,557	74,064
Shareholders' deficit	(34,856)	(26,742)	(33,477)	(42,208)	(39,059)

The following table summarizes certain statement of operations data for the Company for the years ended December 31, 2018, 2017, 2016, 2015, and 2014:

	U.S. dollars in Thousands
	Year ended December 31,
	2018	2017	2016	2015	2014

Revenue	$345,221	$297,682	$255,576	$187,022	$172,929
Cost of revenue	311,994	254,728	223,486	167,959	152,224
GROSS PROFIT	33,227	42,954	32,090	19,063	20,705
Operating expenses:
Research and development	3,657	2,683	2,660	2,565	2,207
Goodwill impairment	1,563	-	-	-	-
Selling, general and administrative	34,924	26,201	21,583	20,291	17,316
Total operating expenses	40,144	28,884	24,243	22,856	19,523
OPERATING INCOME (LOSS)	(6,917)	14,070	7,847	(3,793)	1,182
Equity Income from investment in affiliate	124	-	-	-	-
Other income (expenses), net	(3,586)	(6,172)	(4,501)	(760)	448
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(10,379)	7,898	3,346	(4,553)	1,630
Income tax expense	685	2,033	1,004	149	90
INCOME (LOSS) FROM CONTINUING OPERATIONS	(11,064)	5,865	2,342	(4,702)	1,540
Loss from discontinued operations	289	95	-	-	109
NET INCOME (LOSS)	$(11,353)	$5,770	$2,342	$(4,702)	$1,431
Less: Net loss attributable to non-controlling interests	(123)	(50)	-	-	-
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(11,230)	$5,820	$2,342	$(4,702)	$1,431

INCOME (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations	$(0.47)	$0.28	$0.20	$(0.58)	$0.19
Discontinued operations	(0.01)	-	-	-	(0.01)
Net income (loss)	$(0.48)	$0.28	$0.20	$(0.58)	$0.18

Weighted average number of shares outstanding	23,415,068	21,000,000	11,518,929	8,085,599	8,054,390

Risk Factors

You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks are realized, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

Labor concerns

Several of our subsidiaries operate in many different jurisdictions in Europe, the United States of America and Asia and are therefore subject to the different labor laws of such jurisdictions. Any changes in such laws, as an example, the establishment or change of minimum wages, could have an adverse effect on the business of the Company. If any of such changes have a financial impact on the Company and the Company is not able to fully adjust its fees for its services to accommodate such changes, of which there is no assurance, there could be a material adverse effect on our business.

In addition, some of our employees are covered by collective bargaining agreements with unions and our relationship with those unions, including work stoppages or changes in work rules, could have an adverse impact on our financial results. Further, escalating costs of providing employee benefits and other labor issues may lead to labor disputes and disruption of our business.

Potential liability claims

From time to time lawsuits have been commenced against the Company or its subsidiaries, usually claiming injury or damage to property. Most of these claims are covered by insurance. In the event such claims are not covered by the insurance, there could be an adverse impact on the Company.

Losses from continuing operations

The Company incurred income (loss) from continuing operations of $(11.1) million, $5.9 million and $2.3 million in 2018, 2017 and 2016, respectively. The Company has a shareholders’ deficit of $34.9 million and $26.7 million as of December 31, 2018, and 2017, respectively. If we are unable to obtain new service contracts, increase revenues and increase profitability and reduce the Company’s shareholders deficit our financial condition and results of operations might be affected and our share price may decline.

Loans from an entity related to our principal stockholder

Our financing activities in previous years have consisted primarily of convertible loans from an entity related to our principal shareholder. There is no assurance that our principal shareholder will continue making loans to the Company and even if loans are made, there is no assurance that the terms will be favorable to the Company.

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

Our contracts with airports or airlines may be canceled or not renewed

Our revenues are primarily provided from services pursuant to contracts, which are cancelable on short notice at any time, with or without cause. We cannot assure you that existing clients will decide not to terminate our contracts or fail to renew a contract. In addition, consolidation in the airline industry could also result in a loss of customers. Any such termination or failure to renew a contract with us could have a material adverse effect on our results of operations and financial condition. If our relationships with our major customers are impaired, then there may be a material adverse effect on our results of operations and financial condition. Our major customers include airports in Europe and major airlines servicing the United States. The airline industry might encounter difficulties and this may have a material adverse impact on our business.

Terrorism, war or risk of war

Our business is affected by numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against the countries where the Company has a presence, rumors or threats of war, actual conflicts involving those countries or their allies, or military or trade disruptions affecting customers may materially adversely affect operations. Our facilities, and equipment could be direct targets or indirect casualties of terrorist attacks and acts of war. As a result, there could be delays or losses in transportation. Strategic targets such as high-technology aviation security assets may be at greater risk of future terrorist attacks than other targets. It is possible that any, or a combination, of these occurrences could have a material impact on cash flows, results of operations or financial condition. In addition, insurance premiums for some or all of our current coverages could increase dramatically, or certain coverages may not be available to us in the future.

Development of new technology

As part of our technology business strategy, we develop technological solutions and systems for financial and other industries and seek other revenue producing business and business opportunities.We cannot assure you that we will be able to develop new systems or develop systems that are commercially viable. Our success in developing and marketing our systems will also depend on our ability to adapt to rapid technology changes in the industry and to integrate such changes into our systems.We cannot assure you that we will be successful in our attempts to change or implement our business strategy. We may not have the expertise to be successful in developing our business in areas that are not related to the security industry.We compete in a highly competitive industry and our competitors may be more successful in developing new technology and achieving market acceptance of their products.

Acquiring or investing in other businesses

From time to time the Company may seek to acquire or invest in other business, which may or may not be related to the business of the Company. No assurance can be given that the Company will acquire or invest in any companies. If the Company decides to acquire or invest, no assurance can be given that such acquisition or investment will be successful.

Cyber security measures

We rely on computer systems and information technology in our business and have established security programs for protection.  We might be the target of attempted cyber and other security threats and despite our security measures, our systems might be vulnerable to interruption or damage from computer hackings, viruses, worms or other destructive or disruptive software, process breakdowns, denial of servicer attacks, social engineering or other malicious activities or any combination of the foregoing. We must continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events, that could have a security impact. Insider or employee cyber and security threats are increasingly a concern for all companies, including ours. It is not possible to determine the cost to the Company in the event of a cyber security incident as that will depend on the size and nature of the incident.

Competition

Competition in the aviation security and other aviation services industry as well as in the technology industry is intense. Many of our competitors have greater financial, technical and marketing resources. Our competitors might develop and market alternative systems and technologies that may have greater functionality or be more cost effective than the services we provide or the systems that we develop. If our competitors develop such systems we may not be able to successfully market our systems. Even if we are able to develop systems with greater functionality, which are more cost effective than those developed by our competitors, we may not be able to achieve market acceptance of our systems.

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

Governmental regulation

Industries on which we operate, are subject to extensive governmental regulation, the impact of which is difficult to predict. The Aviation and Transportation Security Act (the "Security Act") has had a significant negative impact on our aviation security business in the USA. In addition, our ability to successfully market new systems will be dependent upon government regulations over which we have no control. Any existing or new regulation may cause us to incur increased expenses or impose substantial liability upon us. The likelihood of such new legislation is difficult to predict.

Legislation designed to protect privacy rights

From time to time, personal identity databases and technologies utilizing such databases have been the focus of organizations and individuals seeking to curtail or eliminate the use of personal identity information technologies on the grounds that personal information and these technologies may be used to diminish personal privacy rights. In the event that such initiatives result in restrictive legislation, the market for our products may be adversely affected.  In addition, in the event that the Company fails as a result of legislation designed to protect privacy rights, the market for our products may be adversely affected.

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

Main shareholders

As of December 31, 2018, there are two shareholders who individually hold more than 5% of the Company’s shares. All of them together including Ultimate Beneficial Owners hold approximately 73.5% of our shares (excluding conversion rights). Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

As of December 31, 2018, the MacPherson Trust and Mr. M.J. Atzmon, own or control together approximately 73.5% of our issued and outstanding common stock (excluding conversion rights). As a result of such ownership and conversion rights, the MacPherson Trust together with Mr. Atzmon are able to significantly influence and / or control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. Mr. Atzmon, the Chairman of the Supervisory Board, disclaims any benefit or interest in the MacPherson Trust.

Dividends

We do not expect to pay any cash dividends on our common stock in the foreseeable future.

The ability of Shareholders to bring action or enforce judgments against the Company, the Managing Directors and the Supervisory Directors may be limited since ICTS is a foreign company.

The ability of shareholders of ICTS (Shareholders) to bring actions against ICTS, the  members of the management board of ICTS (Management Board and its members Managing Directors) and the members of the supervisory board of ICTS (Supervisory Board and its members Supervisory Directors) or to enforce liabilities predicated upon non-Dutch laws may be limited.

The Company is a public company with limited liability (naamloze vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands. The corporate affairs of ICTS are governed by the articles of association of ICTS (the Articles of Association) and by the laws governing companies incorporated in the Netherlands. Significant number of ICTS’ assets and activities are located outside the United States. In addition, Managing Directors and Supervisory Directors are residents of countries other than the United States.

The United States and the Netherlands currently do not have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. In addition, the countries of residence of the Managing Directors, the Supervisory Directors and of the Company's employees may also not have a treaty providing for the reciprocal recognition and enforcement of judgments. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon US securities laws, would not be enforceable in the Netherlands. Accordingly, a final judgment for payment rendered by a court in the United States, whether or not predicated solely upon US securities laws, will not be recognized and enforced by the Dutch courts. However, if a person has obtained a final and conclusive judgment for the payment of money rendered by a court in the United States which is enforceable in the United States and files his claim with the competent Dutch court, the Dutch court will generally give binding effect to such foreign judgment insofar as it finds that (i) the jurisdiction of the US court has been based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the US court was rendered in legal proceedings that comply with the standards of the proper administration of justice that includes sufficient safeguards (behoorlijke rechtspleging) and (iii) the judgment by the US court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgement in the Netherlands and except to the extent that the foreign judgment contravenes Dutch public policy (openbare orde). It is uncertain whether this practice extends to default judgments as well. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a US court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of US courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code (Wetboek van Burgerlijke Rechtsvordering).

ICTS is a Dutch public limited liability company. The rights of the Shareholders may be different from the rights of shareholders in companies governed by the laws of US jurisdictions.

The rights of Shareholders and the responsibilities of Managing Directors and Supervisory Directors may be different from the rights and obligations of shareholders in companies governed by the laws of US jurisdictions. Such differences include, among others, voting requirements for important shareholder resolutions regarding capital measures, corporate reorganizations and certain shareholder rights, such as assertion of liability claims. In the performance of its duties, the Management Board and Supervisory Board are required by Dutch law to consider the interests of the Company, the Shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of the Shareholders.

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

In the wake of the events which occurred on September 11, 2001, the Federal Government of the United States, in November 2001, enacted the Security Act Public Law 107-71. Under the Security Act, entities may provide aviation security services in the United States only if they are owned and controlled at least 75% by U.S. citizens. As a company organized under the laws of the Netherlands, ICTS is not able to comply with the ownership requirements under the Security Act. The Security Act is administered through the TSA.

In the fourth quarter of 2002, pursuant to the Security Act, the Federal government through the TSA, took over substantially all of the aviation security operations in U.S. airports. As a result, ICTS, through its wholly-owned subsidiary, Huntleigh USA Corporation (“Huntleigh”), provides limited aviation security services in the United States.

In 2001 and 2002, ICTS sold substantially all of its European operations in two stages, for an aggregate purchase price of $103 million. As a result of the sale, ICTS fully divested itself at that time from its European operations, except for its operations in the Netherlands and Russia.

In February 2005 the Company decided to re-enter the European aviation security market. In March 2005, the Company established a wholly owned subsidiary, I-SEC International Security B.V. (“I-SEC”), under which all the European aviation security activities provided by ICTS are operated. Since then I-SEC established new subsidiaries throughout Europe and the Far East.

Technology Business

Our technology business is primarily involved in the development and sale of authentication security software to financial and other institutions, in the United States of America and Europe.

Business Overview

General

ICTS, through I-SEC International Security B.V. and its subsidiaries supplies aviation security services at airports in Europe and the Far East.

ICTS, through AU10TIX Limited and its subsidiaries (“AU10TIX”) develops technological systems and authentication solutions for financial and other institutions.

ICTS specializes in the provision of aviation security and other aviation services. Following the taking of its aviation security business in the United States by the TSA in 2002, ICTS through its subsidiary, Huntleigh, engages primarily in aviation non-security related activities in the USA.

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

Developing Authentication Technology

We are focusing on selling and developing authentication technologies for financial and other markets. ICTS is using the know-how and expertise it has acquired in the provision of enhanced aviation security services to develop such security systems and technologies.

Services

Services offered in Europe and the Far East

I-SEC specializes in the provision of advanced aviation security services worldwide. These include security consulting and security handling: security screening, checkpoint screening, cargo screening, hold baggage screening (“HBS”), X-ray operator training and integrated services.

The Company benefits from the broad know-how and international operational experience it has acquired in more than two decades of intensive activity in the field of aviation security.

I-SEC's management and key personnel are widely recognized in the industry as developers of pioneering aviation security concepts, methods and technologies, focusing on airport security and on high-risk environments.With its highly skilled and experienced professional staff, supported by proprietary technological innovations, I-SEC is ideally positioned to deliver cost-effective aviation security solutions and services to airlines and airports with varying operational volumes and needs.

I-SEC has operations in The Netherlands, Germany, Spain, Denmark, Italy, and Sweden, and is continuing to expand to other countries in Europe. Additionally, I-SEC currently operates at the five major airports in Japan and Joint Venture with local partner in Korea providing aviation security and training to airlines.

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

The Company trains its staff to perform passenger screening at checkpoints, both efficiently and effectively, fully complying with international and national regulatory requirements on the one hand, and focusing on hospitality customer service requirements, on the other hand.

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

Aviation security and security awareness training courses are offered, within the framework of training programs that are modular in nature, and are adapted to meet the specific needs of each client. The courses are constantly being updated to ensure that they cover all relevant material relating to new regulations, new threats, etc. Many of the courses include simulations, role play, situational exercises, case studies and on job training. Sophisticated training aids are employed to make the training experience more efficient and interesting, thus ensuring optimal results.

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

Security concept development

In order to enable the development of a cost-effective security system, that optimally meets the client's specific needs, an aviation security system must be constructed on the basis of a well-thought-out security concept, which takes into consideration all relevant aspects and variables.

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

      NAPS (New Advanced Passenger Screening)

      NAPS is a sophisticated IT-system that enables pre-departure analysis of passenger information and is designed to help screen airline passengers in a faster and more efficient manner. It was developed based on the extensive experience and knowledge accumulated by the Company’s professionals and in accordance with European and US regulations, furthermore, the tool was updated recently to capture the new privacy regulations.

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

      SARA (Security Airport Realtime Application)

      SARA gathers information out of multiple sources and presents them on a portable device or in any browser. SARA is a tool that provides the missing link between HR and the operational daily business of running a security operation. SARA allows you to make an operational environment paperless. You can create, sign update forms on the fly while viewing a live overview of the security situation. Employees can be tracked on their trainings, certifications and overall performance. A comprehensive chat and task system is part of the SARA-suite.

      ROM (Realtime Operational Management)

      ROM transforms rigid and difficult day to day planning into flexible and structured planning. Through utilization of the OPS-system, we can create a roster a week, a month or even a year in advance, which ideally should be as accurate as possible. In a turbulent environment like an airport, the daily dispatch efficiency of your workforce is paramount to your operation.

Services offered in the United States

Prior to the enactment of the Security Act, Huntleigh was one of the leading providers of security and non-security aviation services in the United States. Huntleigh currently provides limited aviation security services and other separate services at approximately 28 airports in 20 states.

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

Each of the non– security services involve one of the following specific job classifications:

Agent Services for Airlines

Agent services include: passenger service, ground handling, vendor behind counters, passenger service representative (PSR) and baggage service (BSO). Although an agent is a Huntleigh employee, the employee is considered a representative of specific airlines.

Guard Services

Guard services involve guarding secured areas, including aircraft. Huntleigh also provides guard services to schools, places of worship, HOA’s, events, etc. Huntleigh is providing camera security monitoring services.

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

Wheelchair attendants

Wheelchair attendants transport passengers through the airport in airline and/or Company owned wheelchairs and may also operate electric carts for transporting passengers through the airport. Working closely with the attendants are dispatch agents who monitor requests and assignments for wheelchairs and dispatch the attendants as needed utilizing various wheelchair dispatch technologies.

Baggage Handling Services

Huntleigh provides employees who move passengers’ baggage from the check- in counter to screening machines and/or vice versa, as well as moving oversized baggage from check-in to appropriate bag belts.

Authentication Systems and Solutions

AU10TIX is involved in the development and sales of the technology listed below.

Front-end Identity Document Authentication and Management System (FDI)

      FDI automates the capture, authentication and content retrieval from physical ID documents. FDI speeds up customer screening and enrollment while enhancing security and ID fraud prevention. FDI is designed for security- sensitive and business-sensitive environments such as airports, border control, financial services, etc.

      FDI solutions can be used with 3-illumination professional scanners for high security requirements or with regular TWAIN scanners and even mobile devices for standard security requirements. It is thus usable in a broad range of markets and for a broad range of security requirements.

      Key Features: Hi-Resolution document imaging, auto image optimization, auto-classification of documents up to version level, extraction of readable + encoded content incl. MRZ lines and barcodes, cropping of face photograph, multi-factor identity authentication (according to scanner type), immediate detailed exception alerts, ability to integrate with chip readers and barcode readers, ability to integrate with biometric inputs, ability to query date against databases or watch-lists and ability to operate in stand-alone or networked modes.

                      FDI is relevant for a broad range of commercial and government markets. Key markets for FDI are airports, airlines, border crossings, police, government agencies, bank branches, insurance company HQs, car selling/financing dealerships, HR departments, etc.

      Back Office ID Authentication and Onboarding Automation Service (BOS)

      BOS automates all essential building components of customer onboarding and KYC initiation in regulated markets including ID document authentication, face matching (Typically Selfie-to-ID with additional use cases possible), Proof-Of-Address processing and identity data verification and screening (eIDVS).

      Core service component is the handling of ID documents submitted typically via Customer Not Present (CNP) channels such as mobile devices, computers, etc.

                      BOS enables fully automated ID image recognition and optimization, pre-screening, content retrieval, forgery, counterfeiting and collateral risk flag detection, and exception reporting. Clients are also offered SDK packages to improve and control ID and face image capturing by customers.

                      Another component is Selfie-to-ID face matching with liveness detection. These increase strengths of risk detection and fraud deterrence, and offer replacement to manual video-conversations.

  Proof-of-Address document processing is offered primarily with templated facilities such as utility bills, bank statements, or other collateral that is required in various markets as source of address information, and as an additional customer identification and screening measure.

      Identity data verification and screening (eIDV / eIDVS) can be seamlessly integrated into the ID authentication and POA handling components, enabling automated submission of customer data to required person and address verification services, as well as screening services such as PEPs & Sanctions, watchlists, etc.

      This portfolio of services enables service providers to automate customer onboarding and AML/ATF/KYC process.

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

      BOS development incorporates advanced AI algorithms that speed-up processing and increase the accuracy of analyzing images at a broad range of image quality levels.

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

      Key markets for BOS are financial services including banking, insurance, payments, wallets, money transfer, lending, remittance, online investments, trading & forex, Cryptocurrencies, rental services, sharing economy, professional services, etc.

 Marketing of Security Systems and Technology

We market our technologies by participating in RFPs, lead generation and approaching potential service providers such as airports, airlines, financial services providers (FSPs) including banks, lenders, payments providers, money transfer providers, cryptocurrency platforms, leasing and car financing companies, telecom, and other existing and potential customers.

Investments

The Company owns 198,311 shares or 3.8% of the outstanding common stock of Artemis Therapeutics, Inc.

      In March 2017, the Company invested an amount of $2,000 in White Line B.V., a limited company incorporated in the Netherlands. White Line is a holding and finance company. Because White Line B.V. is a private, closely-held company, there is no active market for this investment. Therefore, the Company accounts for this investment under the cost method. In October 2017, the Company invested additional amount of $1,500 in White Line. The total investment represented 10% of the issued and outstanding share capital of White Line.

      The Company had an agreement with an entity related to its main shareholder, according to which, if the value of this investment decrease, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $3,500. The guaranty is effective after three years of the date of purchase and terminates after five years.

      In December 2018, the Company reached into an agreement with the related party entity in order to preface the sale of the investment. The related party entity purchased the full investment from the Company in December 2018, for $3,500 in exchange for reduction in the convertible notes payable to a related party.

Discontinued Operations

During the year ended December 31, 2017 the Company committed to a plan to cease the aviation security operations of its subsidiary in Cyprus.

Major Customers

      Revenue from two customers represented 72% of total revenue during the year ended December 31, 2018 of which one customer accounted for 38% and the other customer accounts for 34% of total revenue. Accounts receivable from these two customers represented 55% of total accounts receivable as of December 31, 2018.

Revenue from two customers represented 76% of total revenue during the year ended December 31, 2017, of which one customer accounted for 42% and the other customer accounts for 34% of total revenue. Accounts receivable from these two customers represented 70% of total accounts receivable as of December 31, 2017.

Revenue from two customers represented 75% of total revenue during the year ended December 31, 2016, of which one customer accounted for 42% of total revenue and the other customer accounted for 33% of total revenue. Accounts receivable from these two customers represented 70% of total accounts receivable as of December 31, 2016.

Both customers mentioned above, have been the same principle customers in the last three years.

Revenue

Revenue in Germany
Our revenue in Germany during the years 2018, 2017 and 2016 totaled $134.6 million (39% of total revenue), $125.9 million (42% of total revenue) and $108.7 million (43% of total revenue), respectively.

Revenue in The Netherlands
Our revenue in The Netherlands during the years 2018, 2017 and 2016 totaled $121.5 million (35% of total revenue), 103.9 million (35% of total revenue) and $87.3 million (33% of total revenue), respectively.

Procheck was advised by its only customer, that its services are not required, its contract would not be renewed and would end on December 31, 2018, following a change in the governmental security concept in the Netherlands. Upon the expiration of the agreement Procheck will be closed. Procheck revenues during the years 2018, 2017 and 2016 totaled $24.0 million (7% of total revenue), $18.5 million (6% of total revenue) and $16.7 million (7% of total revenue), respectively.

Revenue in the U.S.
Our revenue in the United States during the years 2018, 2017 and 2016 totaled $57.6 million (17% of total revenue), $52.2 million (18% of total revenue) and $47.7 million (19% of total revenue), respectively.

Revenue in other locations
Our revenue in other locations during the years 2018, 2017 and 2016 totaled $31.5 million (9% of total revenue), $15.7 million (5% of total revenue) and $11.8 million (5% of total revenue), respectively. Increase in revenue was primarily a result of increase in services provided to new and existing customers as part of the expansion of the Company’s technology segment.

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

Organizational Structure

The following are the active subsidiaries of ICTS as of December 31, 2018:

I-SEC Global Security B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries:

I-SEC International Security B.V. (The Netherlands - 100%), which holds the shares of:

Procheck International B.V. (The Netherlands - 100%)
I-SEC Nederland B.V. (Netherlands - 100%)
I-SEC Advanced Systems B.V. (Netherlands - 100%)
I-SEC Spain Services Management S.L. (Spain - 100%)
I-SEC Spain Security Management S.L. (Spain - 100%) which holds the shares of:
I-SEC Aviation Security S.L. (Spain – 100%) *
I-SEC Italia s.r.l. (Italy - 100%), which holds the shares of:
I-SEC Services Italia s.r.l. (Italy – 100%)
I-SEC Japan K.K. (Japan - 100%)
I-SEC Security Services Private Limited (India – 67%)
I-SEC Denmark A/S (Denmark – 100%)
I-SEC Aviation Services GmbH (Germany – 100%)
Detact Security Solutions A.B. (Sweden – 100%)
I-SEC Verwaltungs SE (Germany – 100%)
I-SEC Deutsche Luftsicherheit SE&COKG (Germany – 100%) **

ICTS USA, Inc. (New York - 100%) which holds the shares of:
Huntleigh USA Corporation (New York - 100%)

AU10TIX Limited (Cyprus – 100%) which holds the shares of:
AU10TIX B.V. (The Netherlands – 100%) which holds the shares of:
10TIX Authentication and Identification Advanced Systems Ltd. (Israel – 100%)

ABC Technologies B.V. (The Netherlands – 100%)

Broadcasting Security Directive Limited (Ireland – 100%)

*    Previously known as Abydos Consultores de Sistemas S.L.U.

      **   The following companies were merged into I-SEC Deutsche Luftsicherheit SE&COKG during 2018:
I-SEC Germany GmbH
I-SEC Nord GmbH
I-SEC Deutsche Luftsicherheit

      Property, Plant and Equipment

      The Company leases certain premises under various operating leases. Future minimum lease payments under such operating leases are as follows:

Year ended December 31,
2019	$3,739
2020	1,541
2021	981
2022	531
2023	273
$7,065

      Rent expense for the years ended December 31, 2018, 2017 and 2016 is $5.0 million, $4.7 million and $3.9 million, respectively.

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

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are listed below. Please refer to Note 2 of ICTS's consolidated financial statements included in this Annual Report for the year ended December 31, 2018 for a summary of ICTS's significant accounting policies.

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

Investments

The Company follows Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 820, “Fair Value Measurement”. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use.

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

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company would record a goodwill impairment charge for the difference between the carrying value and the fair value of the goodwill, not to exceed the carrying amount of the goodwill. As of January 1, 2017, the Company adopted Accounting Standards Update (“ASU”) 2017-04 which eliminates step two from the goodwill impairment test.

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

      Revenue recognition

      Revenue is recognized when the promised services are performed for our clients, and the amount that reflects the consideration we are entitled to receive in exchange for those services is determined.  The Company’s revenues are recorded net of any sales taxes.

      As of January 1, 2018, the Company adopted Topic 606 and all subsequent amendments to the ASU, using the modified retrospective approach.

      Based on the Company’s evaluation process and review of our contracts with customers, the timing and amount of revenue recognized under the new guidance is consistent with our revenue recognition policy under previous guidance. The new guidance has not had a material impact on our results of operations, cash flows or financial condition. In order to determine the revenue, we (1) identify the contract with the client, (2) identify the performance obligations, usually it’s based on the hours spent, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligation and (5) we recognize revenue as performance obligation is satisfied.

      A performance obligation is a promise in a contract to transfer a distinct service to the client, and it is the unit of account in the new accounting guidance for revenue recognition. The majority of our contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in our contracts and, therefore, is not distinct.

  The following table presents the Company’s revenues according to the Company’s segments, in millions:

	Year ended December 31,
	2018	2017	2016
Airport Security and Other Aviation Services	$329	293	253
Technology	16	5	3
Total revenues	$345	$298	$256

  The following table presents the Company’s revenues disaggregated by geography and as a percentage of revenues, in millions:

	Year ended December 31,
	2018		2017		2016
Germany	$135	39%	$126	42%	$109	42%
The Netherlands	121	35%	104	35%	87	34%
United States	58	17%	52	18%	48	19%
Other countries	31	9%	16	5%	12	5%
Total revenues	$345	100%	$298	100%	$256	100%

      Airport Security and Other Aviation Services Segment

      In the airport security and other aviation services, for performance obligations that we satisfy over time, revenues are recognized by consistently applying a method of measuring hours spent on that performance obligation. We generally utilize an input measure of time (hours and attendance for specific time framed service like specific flights) of the service provided. Performance obligations are satisfied over the course of each month and continue to be performed until the contract has been terminated or cancelled.

      Pricing and Reduction to Revenues

      We generally determine standalone selling prices based upon the prices included in the client contracts, using expected costs plus margin, or other observable prices. The price as specified in our client contracts is generally considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar client in similar circumstances.  Certain client contracts have variable consideration, including quality thresholds or other similar items that could reduce the transaction price. These amounts may be constrained and revenue is recorded to the extent we do not expect a significant reversal or when the uncertainty associated with the variable consideration is resolved. Our variable consideration amounts, if any, are not material, and we do not expect significant changes to our estimates.

      Contracts

      Our client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which we operate. The payment terms vary by the type and location of our clients and services offered. Client payments are typically due in 30 to 60 days after invoicing, but may be a shorter or longer term depending on the contract. Our client contracts in the material countries are generally long term between three to five years. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

      Practical Expedients and Exemptions

      Because nearly all our contracts are based on input measure of time of service provided (as hours or attendance) no exemptions need to be made. We have no contracts with revenues expected to be recognized subsequent to December 31, 2018 related to remaining performance obligations.

      Revenue Service Types

      The following is a description of our revenue service types, including Airport Security, Airline Security, Cargo Security, Other Airport Services, General Security Services and Other.

      Airport Security

      Staffing or manning for specialized airport security are usually based on long term contract issued via a public tender procedure. We recognize revenue given the unit of measure (hours) provided in the given time period and the specific price for specific hours agreed upon in the contracts. Quality and criteria of staffing are described in the contracts and are measured in the given time period. Deviations, if any, are discussed with the customer before invoicing and will be reflected in the invoice showing the approved hours and other cost elements as agreed upon price. The invoice is the basis for the revenue recognition.

      Most contracts have an hourly rate that reflects an all-in tariff based on a full cost price calculation. In some of the contracts the hourly rates are split between a component based on hours and a component based on specific costs in a specific time period but always linked to the service provided in given time period. Revenue is recognized at the time period set in the contract.

      Airline Security

      Staffing or manning for airline security are usually based on long term contracts issued via a public tender procedure. We recognize revenue according to the unit of measure provided (usually attendance for specific time framed service like specific flights). The time framed specialized security services are in this case are the executed number of flights. When the manning for the security of these flights are delivered, the Company invoices the customer according to the agreed flight tariff.

      Cargo Security

      Staffing or manning for specialized cargo security are usually based on long term contract, sometimes publicly tendered. Contracts are based on hourly planned and executed screening services. Revenue is recognized based on the realized screening hours and contractually agreed upon hourly rate.

      Other Airport Services

      Airport Services include wheelchair attendants, pre-departure skycaps, bag-runners, agents, guards, charter security screening, janitorial, and cabin cleaning to major U.S. and foreign carriers in airports throughout the United States.  Our contracts may include either single or multiple performance obligations and vary by airport and airline.  We recognize revenue given the unit of measure (hours) provided in the given time period and the specific price for specific hours or attendance for specific event, time framed service as agreed upon in the contracts.

      General Security Services

      Security Services include providing armed and un-armed guards to private schools and places of worship, video surveillance and patrol.  Contracts for security services generally include only a single performance obligation.  We generally recognize revenue for security guard services We recognize revenue for security guard given the unit of measure (hours) provided in the given time period.  Revenue from video surveillance and patrol is recognized based upon a fixed monthly rate.

      Other Services

      Other services include revenues from (incidental) specialized security manning services, training services and ad hoc work performed on and off airports.  Revenue is recognized over time as services are being performed, using the input of service delivered during the time period, according to the contractual agreed price.

      Technology Segment

      In the technology segment, The Company offers authentication services on a cost per click basis, with a minimum yearly commitment which means the customer pays the Company according to the higher of (a) number of times the customer used the system in order to authenticate IDs or (b) according to the yearly minimum commitment. According to the agreement with the customers, each chargeable click has an agreed price and revenue is being recognized accordingly.

                      Pricing and Reduction to Revenues

      We generally determine standalone selling prices based upon the prices included in the client contracts, using expected costs plus margin, or other observable prices. The price as specified in our client contracts is generally considered the selling price as agreed with the customer. Certain client contracts have variable consideration which are based on quantity of usage. These amounts may be constrained and revenue is recorded to the extent we do not expect a significant reversal or when the uncertainty associated with the variable consideration is resolved. Our variable consideration amounts, if any, are not material, and we do not expect significant changes to our estimates.

      Contracts

      Our client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which we operate. The payment terms vary by the type and location of our clients and services offered. The minimum commitment is usually being paid in advance. Client payments are typically due in 30 days after invoicing, but may be a shorter or longer term depending on the contract. Our client contracts are usually for a one-year period with a renewal option. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

      Deferred Revenues

      We record deferred revenues when cash payments are received or due in advance of our performance. Deferred revenues at December 31, 2018 and 2017 were $2.0 million and $0.9 million, respectively, shown as part of the accrued expenses and other current liabilities and $0.1. million and $0 shown as other liabilities. The increase in the deferred revenue balance for the twelve months ended December 31, 2018 is primarily driven by cash payments received in advance following the increase of services in the Company activities during this year. Revenue recognized for the years December 31, 2018, 2017 and 2016 that was included in the deferred revenue at the beginning of each year was $854, $360 and $425, respectively.

      Our payment terms vary by the type and location of our customer and the products or services offered. The term between invoicing and when payment is due is not significant.

      Practical Expedients and Exemptions

      We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses.

Cost of Revenue

Cost of revenue represent primarily payroll and employee related costs associated with employees who prode services under the terms of the Company’s contractual arrangements, insurance, depreciation and amortization.

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

Results of Operations

      The following table summarizes our results of operations for the years ended December 31, 2018, 2017 and 2016:

	U.S. dollars in Thousands
	Year ended December 31,
	2018	2017	2016

Revenue	$345,221	$297,682	$255,576
Cost of revenue	311,994	254,728	223,486
Gross profit	33,227	42,954	32,090
Operating expenses:
Research and development	3,657	2,683	2,660
Goodwill impairment	1,563	-	-
Selling, general and administrative	34,924	26,201	21,583
Total operating expenses	40,144	28,884	24,243
OPERATING INCOME (LOSS)	(6,917)	14,070	7,847
Equity income from investment in affiliate	124	-	-
Other expenses, net	(3,586)	(6,172)	(4,501)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(10,379)	7,898	3,346
Income tax expense	685	2,033	1,004
INCOME (LOSS) FROM CONTINUING OPERATIONS	(11,064)	5,865	2,342
Loss from discontinued operations	(289)	(95)	-
NET INCOME (LOSS)	$(11,353)	$5,770	$2,342
Less: Net loss attributable to non-controlling interests	(123)	(50)	-
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(11,230)	$5,820	$2,342

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016
Revenue	100.0%	100.0%	100.0%
Cost of revenue	90.4%	85.6%	87.4%
Gross profit	9.6%	14.4%	12.6%
Research and development	1.1%	0.9%	1.0%
Goodwill impairment	0.5%	-%	-%
Selling, general and administrative	10.1%	8.7%	8.4%
Total operating expenses	11.6%	9.6%	9.5%
OPERATING INCOME (LOSS)	(2.0)%	4.8%	3.1%
Equity income from investment in affiliate	-%	-%	-%
Other expenses, net	(1.0)%	(2.1)%	(1.8)%
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	(3.0)%	2.7%	1.3%
Income tax expense	0.2%	0.7%	0.4%
INCOME (LOSS) FROM CONTINUING OPERATIONS	(3.2)%	2.0%	0.9%
Loss from discontinued operations	(0.1)%	-%	-%
NET INCOME (LOSS)	(3.3)%	2.0%	0.9%
Less: Net loss attributable to non controlling interest	-%	-%	-%
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	(3.3)%	2.0%	0.9%

  The following table sets forth, for the annual periods indicated, revenue generated by country:

	(U.S. dollars in Thousands)
	Year ended December 31,
	2018	2017	2016
Germany	$134,646	$125,896	$108,692
Netherlands	121,465	103,862	87,348
United States of America	57,594	52,234	47,733
Other	31,516	15,690	11,803
Total	$345,221	$297,682	$255,576

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

      The year ended December 31, 2018 was materially affected by a one-time loss regarding the contract termination of Procheck. Procheck was adviced by its only customer that its contract would not be renewed and will end on December 31, 2018, following a change in the governmental security concept in the Netherlands. The Company incurred in total during the year ended December 31, 2018 expenses of approximately €8.0 million ($9.2 million as of December 31, 2018) regarding the contract termination and a goodwill impairment of $0.3 million was recognized. The Company is looking to be compensated against the contract termination expenses and has started discussions with the relevant authorities but there is no assurance that such compensation will be granted.

Revenue

Total revenue increased from $297.7 million in 2017 to $345.2 million in 2018.

Revenue generated in Germany was $ 134.6 million in 2018 compared to $125.9 million in 2017. The increase in revenue generated in Germany was primarily a result of additional services provided to our local customers (Frankfurt, Hamburg and Hannover Airports). Revenue was affected also by exchange rates as revenue is being translated from Euro to USD. The effect of exchange rate compared to last year, was an increase of 4.5% or $5.2 million in revenues.

Revenue generated in the Netherlands was $121.5 million in 2018 compared to $103.9 million in 2017. The increase in revenue generated in the Netherlands was primarily a result of additional services provided to Schiphol Airport. Revenue was affected also by exchange rates as revenue is being translated from Euro to USD. The effect of exchange rate compared to last year, was an increase of 4.5% or $4.9 million in revenues.

Revenue generated in the United States of America was $57.6 million in 2018, compared to $52.2 million in 2017. The increase in revenue generated in the United States was primarily a result of additional services provided to customers and continuing process of minimum wage increase in different States, which increased the prices charged to the customers in those locations.

Revenue outside Germany, the Netherlands and the United States of America totaled $31.5 million in 2018 compared to $15.7 million in 2017. Increase in revenue was primarily a result of increase in services provided to new and existing customers of our Technology segment.

Cost of revenue

Cost of revenue was $312.0 million or 90.4% of revenue in 2018, compared to $254.7 million or 85.6% of revenue in 2017. Increase in cost of revenue primarily relates to increase of services provided by the Company to its customers in all the Company’s main locations, which increased the labor costs charged to the customers. In addition, following the increase in demand the Company accumulated additional costs as recruitment costs, training, increase in sick rate and overtime payments. In addition, the Company incurred in cost of revenue a one-time cost of $8.0 million, mostly relates to severance pay costs regarding the closure of Procheck.

Research and Development expenses

Research and development increased to $3.7 million or 1.1% of revenue in 2018 compared to $2.7 million or 0.9% of revenue in 2017. As the Company’s technology segment increases its sales and activities, the Company increased the number of employees in its Research and Development department.

      Goodwill impairment

      At December 2018, the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting units exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the carrying value of the reporting unit exceeded fair value.

      The quantitative impairment test includes comparing the carrying value of the reporting unit, including the existing goodwill and intangible assets, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, a goodwill impairment charge is recorded for the amounts in which the carrying value of the reporting unit exceeds the fair value of the reporting unit, up to the amount of goodwill attributed to the reporting unit. After performing the quantitative testing, it was determined that the carrying amount exceeds the reporting unit’s fair value, resulting in an impairment charge of $1.6 million for the year ended December 31, 2018.

      The facts and circumstances that led to the impairment of goodwill are as following:

      Procheck was advised by its only customer, that its services are not required, its contract would not be renewed and will end on December 31. 2018, following a change in the governmental security concept in the Netherlands upon the expiration of the agreement, Procheck will be closed and the employment of its employees was terminated. The closing costs totaled €8.0 million ($9.2 million as of December 31, 2018). A goodwill impairment loss of $0.3 million was recognized.

      In January 2018, the Company acquired 100% of the outstanding shares of Abydos Consultores de Sistemas S.L.U (see note 3) and recorded goodwill of €0.2 million ($0.2 million as of December 31, 2018). The purpose of the acquisition was to increase the Company’s activities in Spain. As the Company did not win in any of the main bids on which it participated during 2018, revenue, operating profits and cash flows were lower than expected in 2018. The earnings forecast for the next four years was revised and an impairment loss of €0.2 million ($0.2 million as of December 31, 2018) was recognized. The fair value of Abydos Consultores de Sistemas S.L.U. was estimated using the expected present value of future cash flows.

      In July 2018, the Company acquired 100% of the outstanding shares of Detact Security Solution AB (see note 3) and recorded goodwill of 9.0 million SEK ($1.0 million as of December 31, 2018). The purpose of the acquisition was to penetrate the Swedish market. After the acquisition, a major customer has terminated the contract with the Company. As a result, the revenue, operating profits and cash flows will be lower than expected. The earnings forecast for the next four years was revised and an impairment loss of 9.0 million SEK ($1.0 million as of December 31, 2018) was recognized. The fair value of Detact Security Solution AB was estimated using the expected present value of future cash flows.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses were $34.9 million or 10.1% of revenue in 2018, compared to $26.2 million or 8.7% of revenue in 2017. Increase in SG&A expenses relate to few reasons: increase of the Company’s operations during 2018 and increase of sales and marketing expenses. In addition, the Company incurred in SG&A one-time cost of $1.5 million, mostly relates to severance pay costs regarding the closure of Procheck.

Equity income from investment in affiliate

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to provide aviation security and non-security services in South Korea. The equity income of $0.1 million for the year ended December 31, 2018 relates to this Joint Venture.

Other expenses, net

Other expenses, net, were $3.6 million or 1.0% of revenues in 2018, compared to $6.2 million or 2.1% of revenues in 2017. The main reason for the decrease of other expenses relate to foreign currency income (expenses). Currency income in 2018 was $0.4 million compared to currency expense of $(2.5) million in 2017.

Interest expenses and other bank charges were $1.3 million in 2018 compared to $1.1 million in 2017. Increase relate to the increase in activities and increase of usage of lines of credit. Interest expense to related parties were $2.7 million in 2018 compared to $2.9 million in 2017

Income Tax Expense

      Income tax expense was $0.7 million or 0.2% of revenue in 2018 compared to $2.0 million or 0.7% of revenue in 2017. Income tax expenses relating the technology segment increased by $0.5 million while income tax expenses relating the airport security and other aviation services segment decreased by $1.9 million.

      Loss from discontinued operations

      Loss from discontinued operations were $0.3 million in 2018, compared to $0.1 million in 2017. Losses from discontinued operations in both years relate to the Company’s discontinued operations of its subsidiary in Cyprus.

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

Revenue generated in the United States of America was $52.2 million in 2017, compared to $47.7 million in 2016. The increase in revenue generated in the United States was primarily a result of additional services provided to customers and increase of price in certain locations charged to the customers.

Revenue outside Germany, the Netherlands and the United States of America totaled $15.7 million in 2017 compared to $11.8 million in 2016. Increase in revenue was primarily a result of increase in services provided to new and existing customers as part of the expansion of the Company’s technology segment.

Cost of revenue

Cost of revenue increased from $223.5 million or 87.4% of revenue in 2016 to $254.7 million or 85.6% of revenue in 2017. Increase in cost of revenue primarily relates to increase in revenues in all our main locations.  Increase in cost of revenues increased both because of additional services provided to customers and as a result of increase in labor costs which are usually charged to the customers.

Research and Development expenses

Research and development stayed at $2.7 million or 1.0% in 2016 compared to 0.9% of revenue in 2017.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses increased from $21.6 million or 8.4 % of revenue in 2016 to $26.2 million or 8.7% of revenue in 2017. Increase in SG&A expenses is primarily a result of increase of the Company’s operations during 2017, increase of marketing expenses and expenses incurred during examinations of different acquisition possibilities, as part of the Company’s efforts to expand current operations into new markets. In addition, the Company incurred $2.1 million legal fees in 2017 compared to $0.7 million in 2016, cost related mostly to litigations regarding disputes with employees.

Other expenses, net

Other expenses, net, totaled $6.2 million or 2.1% of revenues in 2017 compared to $4.5 million or 1.8% of revenues in 2016. The main reason for the increase of other expenses relate to foreign currency losses of $2.5 million in 2017 compared to foreign currency gain of $1.0 million in 2016. On the other hand, interest expense to related party decreased by $1.3 million in 2017 from $4.2 million in 2016 to $2.9 million in 2017, as the 2016 interest expense to related party included a one-time expense of $1.2 million in 2016, as a result of a retroactive one percent interest increase.

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

Income Tax Expense

      Income tax expense increased from $1.0 million or 0.4% of revenue in 2016 to $2.0 million or 0.7% of revenue in 2017. Increase in income tax expense relates primarily to our operations in one of the European countries in which the Company utilized all its remaining losses for the 2016 taxes.

      Loss from discontinued operations

      During the year ended December 31, 2017, the Company committed to a plan to cease the aviation security operations of its subsidiary in Cyprus. Loss from discontinued operations in 2017 totaled $0.1 million.

The following table sets forth, for the annual periods indicated, certain financial data related to the Company’s reportable segments:

		Airport
		Security
		and Other
		Aviaton
	Corporate	Services	Technology	Total
Year ended December 31, 2018:
Revenue	$-	$329,150	$16,071	$345,221
Depreciation and amortization	45	1,756	96	1,897
Income (loss) from continuing operations	(6,205)	(9,163)	4,304	(11,064)
Total assets from continuing operations	329	66,373	7,080	73,782

Year ended December 31, 2017:
Revenue	$-	$292,393	$5,289	$297,682
Depreciation and amortization	46	1,333	37	1,416
Income (loss) from continuing operations	(9,569)	16,078	(644)	5,865
Total assets from continuing operations	4,089	63,742	2,626	70,457

Year ended December 31, 2016:
Revenue	$-	$252,878	$2,698	$255,576
Depreciation and amortization	10	846	37	893
Income (loss) from continuing operations	(6,052)	10,654	(2,260)	2,342
Total assets from continuing operations	117	45,406	780	46,303

Corporate Segment

The Company’s loss from continuing operations in the corporate segment decreased from $9.6 million in 2017 to $6.2 million in 2018. The main difference compared to 2017 is primarily due to the fact that in 2017 the corporate had foreign currency loss of $2.7 million while in 2018 the corporate had foreign currency income of $0.8 million.

The Company’s loss from continuing operations in the corporate segment increased from $6.1 million in 2016 to $9.6 million in 2017.  The main differences compared to 2016 are primarily due to the following: (a) in 2016 the corporate had foreign currency income of $0.8 million while in 2017 the corporate had foreign currency expense of $2.5 million, (b) the Company had in 2017 expenses relating efforts to expand into new markets of $0.9 million while in 2016 expenses incurred for such purposes were immaterial and (c) interest expense to related party decreased by $1.3 million in 2017 from $4.2 million in 2016 to $2.9 million in 2017, as the 2016 interest expense to related party included a one-time expense of $1.2 million in 2016, as a result of a retroactive one percent interest increase.

Airport Security and Other Aviation Services Segment

Increase in revenue from airport security and other aviation services from $292.4 million in 2017 to $329.2 million in 2018 relates primarily to: (a) increase of revenues in the Netherlands from $103.9 million in 2017 to $121.5 million in 2018. This revenue includes the revenue of Procheck of $24.0 million in 2018 and $18.5 million in 2017. The contract of Procheck with its only customer was terminated as of December 31, 2018, (b) increase of revenues in Germany from $125.9 million in 2017 to $134.6 million in 2018, (c) increase of revenues in other countries from $15.7 million in 2017 to $31.5 million in 2018 and (d) increase of revenues in the United States of America from $52.2 million in 2017 to $57.6 million in 2018.

In 2018, the Company’s losses from continuing operations related to airport security and other aviation services were $9.2 million in 2018 compared to profit of $16.1 million in 2017. The main reasons for the losses in 2018 compared to the profitability in 2017 are: (a) closing and severance costs related to the closure of Procheck. The total costs regarding the closing and severance of Procheck recorded in 2018 totaled to $9.5 million. The Company is looking to be compensated against those expenses and has started discussions with the relevant authorities but there is no assurance that such compensation will be granted, (b) following the increase in services provided to customers, the Company had additional costs as recruitment costs, training, increase in sick rate and overtime payments to employees which reduced materially the profitability of the segment, (c) the Company incurred $1.6 million of goodwill impairment relating to Procheck, Abydos Consultores S.L.U. (currently named I-SEC Aviation Security S.L.) and Detact Security Solution A.B., all wholly-owned subsidiaries of the Company and (d) in 2017 the Company had a one-time income of $1.9 million revenue collected from its customers regarding minimum wage increase in previous years.

Increase in revenue from airport security and other aviation services from $252.9 million in 2016 to $292.4 million in 2017 relates primarily to: (a) increase of revenues in Germany from $108.7 million in 2016 to $125.9 million in 2017, (b) increase of revenues in the Netherlands from $87.3 million in 2016 to $103.9 million in 2017 and (c) increase of revenues in the United States of America from $47.7 million in 2016 to $52.2 million in 2017.

In 2017, the Company’s income from continuing operations related to airport security and other aviation services was $16.1 million in 2017 compared to $10.7 million in 2016.  The increase in profitability is a direct result of more services provided to customers, which affected the Company’s profitability as following: (a) direct impact of increase in revenues and services provided to customers and (b) better utilization of manpower.

Technology Segment

Revenue in 2018 from the technology segment was $16.1 million compared to $5.3 million in 2017. The Company continued to increase its revenue from existing customers in addition to new customers. The profit from continuing operations in this segment amounted to $4.3 million in 2018 compared to a loss of $0.6 million in 2017.

Revenue in 2017 from the technology segment was $5.3 million compared to $2.7 million in 2016. The loss from continuing operations in this segment amounted to $0.6 million in 2017 compared to a loss of $2.3 million in 2016. During 2017 the technology segment continued to increase its sales by providing more services to existing and new customers which decreased its loss from continuing operations.

Liquidity and Capital Resources

The Company’s most significant expenditures consist of payroll, related costs, professional fees and interest. The Company has historically financed such expenditures through cash flows from operations, funding received from lines of credit and loans with lenders in Europe, the United States and Israel and borrowings from a convertible note arrangement with a related party.

As of December 31, 2018 and 2017, the Company had cash and cash equivalents of $12.8 million and $9.1 million, respectively, excluding restricted cash of $3.1 million and $4.4 million as of December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017 the restricted cash consist of collateral for our letters of credit in the United States and restricted bank accounts in the Netherlands, which are restricted for payments to local tax authorities.

As of December 31, 2018 and 2017, the Company had a working capital (deficit) of $(7.8) million and $2.8 million, respectively and shareholders’ deficit of $34.9 million and $26.7 million, respectively. During the years ended December 31, 2018, 2017 and 2016, the Company incurred net income (loss) from continuing operations of $(11.1) million, $5.9 million and $2.3 million, respectively, and cash flows provided by operating activities of $7.1 million, $8.8 million and $3.5 million, respectively.

The Company’s business plan projects income from operations and compliance with all financial covenants. Management believes that this plan is achievable and that they will continue to generate positive cash flows from operations. Management also believes that it will receive continued support from the Company’s lenders in financing operations. There can be no assurance that management will be successful in achieving its business plan.

The Company’s borrowing capacity under the convertible notes payable to related party is up to $37.0 million without the accrued interest. In April 2019, the Company and a commercial bank agreed to increase the existing Company’s line of credit from €12.0 million ($13.7 million as of December 31, 2018) to €16.0 million ($18.0 million as of April 30, 2019).

Cash Flows from Operating Activities

Our cash flows from operating activities vary significantly from year to year, depending on our operating results and timing of cash receipts and disbursements on accounts receivable, accounts payable, accrued expenses and other current liabilities.

Net cash provided by operating activities for the year ended December 31, 2018 was $7.1 million. This provided cash resulted primarily from increase in accrued expenses and other current liabilities of $12.4 million, increase in VAT payable of $4.5 million, increase of non-cash accrued interest convertible notes payable to related party of $2.7 million, non-cash charge of $1.9 million for depreciation and amortization and non-cash charge for goodwill impairment of $1.6 million. This was offset mainly by net loss of $11.4 million, increase of prepaid expenses and other current assets of $2.2 million and decrease of income taxes payable of $1.0 million.

Net cash provided by operating activities in 2017 was $8.8 million. This provided cash resulted primarily from net income of $5.8 million, non-cash accrued interest convertible notes payable to related party of $2.7 million, a non-cash charge of $1.4 million for depreciation and amortization, an increase in accounts payable of $1.7 million, an increase in accrued expenses and other liabilities of $3.1 million and an increase in income taxes payable of $1.9 million. This was offset mainly by increase in accounts receivable of $7.6 million and increase in prepaid expenses and other current assets of $0.6 million.

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

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2018 was $4.4 million and consisted primarily of capital expenditures of $2.9 million and purchase of two companies in Spain and Sweden for total of $1.2 million.

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

Cash Flows from Financing Activities

Net cash used in financing activities for the year ended December 31, 2018 was $0.1 million which consisted of primarily repayment of $2.4 million of the convertible notes to a related party and repayment of $1.2 million loan payable to related party. This was offset by increase of borrowings under the lines of credit of $1.5 million, and net proceeds from loans payable of $1.2 million.

Net cash provided by financing activities for the year ended December 31, 2017 was $0.4 million which consisted of primarily an increase in borrowings under lines of credit of $1.4 million, net proceeds form loan payable to related party of $1.3 million and proceeds of $1.2 million from a loan payable. This was offset by repayment of $2.4 million of the convertible notes to a related party and decrease of $1.1 million in bank overdrafts.

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

In July 2016, the Company amended the credit facility to increase the maximum borrowing capacity to $8.5 million. The amendment also revised the existing fixed charge coverage ratio financial covenant. The credit facility expires on June 24, 2018. As of December 31, 2017, the Company was in compliance with all required debt covenants.

In December 2017, the Company amended the credit facility agreement to reduce the amount of the letter of credit provided as security to the lender by an entity related to the Company’s main shareholder, from $1.0 million to $0.7 million. In April 2018, the letter of credit was reduced to $0.5 million.

In October 2018, the Company amended the credit facility to increase the maximum borrowing capacity to $10.0 million, subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 80% of eligible unbilled receivables, as defined, plus (iii) 95% of a $0.5 million standby letter of credit that was provided to the lender by an entity related to the main Shareholder. Borrowings under the credit facility were secured by the Company’s accounts receivable, unbilled receivables, equipment, cash and the $0.5 million letter of credit that was provided to the lender by an entity related to the main Shareholder. The Company is required to maintain a minimum fixed charge coverage ratio. The credit facility expires in October 2021.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR plus 3% per annum (5.5% as of December 31, 2018).

During the year ended December 31, 2018, the Company was not in compliance of certain financial covenants and a waiver was obtained from the commercial lender. At December 31, 2018, the Company was in compliance of the financial covenants.

The Company’s weighted average interest rate in the United States during the years ended December 31, 2018, 2017 and 2016 is 6.0%, 5.64% and 5.76% respectively.

The Company evaluated the terms of the amendments and concluded that they do not constitute substantive modification.

As of December 31, 2018 and 2017, the Company had approximately $9.0 million and $6.6 million respectively, outstanding under line of credit arrangements. As of December 31, 2018 and 2017, the Company had $0.2 million and $0.7 million, respectively, in unused borrowing capacity under the line of credit facility.

Europe

In January 2016, the Company entered into a new line of credit arrangement with a commercial bank, replacing the previous line of credit with the same commercial bank, to provide it with up to €10.0 million ($11.4 million as of December 31, 2018) in borrowings until further notice. Borrowings under the line of credit bear interest at one-month EURIBOR plus 3.5% with a minimum of 3.5% per annum (3.5% as of December 31, 2018). The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. In December 2016, the Company and the same commercial bank agreed under the same terms and conditions to raise the existing line of credit to €12.0 million ($13.7 million as of December 31, 2018). As of December 31, 2018 and 2017 the Company had €2.2 million and €2.8 million ($2.5 million and $3.4 million as of December 31, 2018 and 2017) respectively in outstanding borrowings under the line of credit arrangement.

As of December 31, 2018, the Company was in compliance of the covenants of the agreement.

In April 2019, the Company amended the line of credit agreement with the commercial bank in order to temporarly increase the line of credit up to €16.0 million under the same conditions through September 2019. The line of credit agreement will expire in December 2019, and new terms will be negotiated then.

            In addition to the line of credit arrangement, a guarantee facility of €2.5 million ($2.9 million as of December 31, 2018) is provided to the Company by the same commercial bank. As of December 31, 2018, and 2017 the Company had €2.3 million and €2.5 million ($2.6 million and $3.0 million as of December 31, 2018 and 2017) respectively, of outstanding guarantees under the guarantee facility.

The Company evaluated the terms of the amendments and concluded that they do not constitute a substantive modification.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2018, 2017 and 2016 is 3.5%, 3.5% and 3.5%, respectively.

The Company has an additional credit arrangement in Sweden to provide it with up to 2,000,000 SEK ($224 as of December 31, 2018) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary.

Related parties financing

Convertible notes payable to a related party

In May 2014, the Company entered into an arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $37.0 million in revolving loans through December 2016. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S.-dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $1.50 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

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

In September 2016, the Supervisory Board of Directors approved an increase in the interest rate of the loan from the entity related to the main shareholder, by one percent, retroactively for the whole period of the loan. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a freestanding derivative instrument or contained any intrinsic value, which would be considered beneficial. The interest recognized in 2016 regarding increase of the previous year’s interest rate totaled $1.1 million.

In December 2017, the loan period was extended until January 1, 2019. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

In October 2018, the loan period was extended until June 30, 2020. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

In January 2019, the entity related to the main shareholder converted $2.9 million accrued interest into 3,852,364 shares at a price of $0.75 per share.

The Company’s weighted average interest during the years ended December 31, 2018, 2017 and 2016 is 7.70%, 7.27% and 7.05%, respectively.

At December 31, 2018 and 2017, convertible notes payable to a related party consist of $22.1 million and $25.0 million, respectively, in principal and $8.8 million and $12.6 million respectively, in accrued interest. Interest expense related to these notes is $2.7 million, $2.7 million and $4.2 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Loan to related party

In March 2017, the Company signed a loan agreement with a related party, to provide the Company a loan of $2.0 million for up to one year bearing 7% interest per year.

At December 31, 2018 and 2017, the loan payable to the related party consist of $0.2 million and $1.3 million, respectively, in principal and $0.2 million and $0.1 million respectively in accrued interest. Interest expense related to this loan is $0.1 million for each one of the years ended December 31, 2018 and 2017.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $3.7 million, $2.7 million and $2.7 million during the years ended December 31, 2018, 2017 and 2016, respectively.

Trend Information

Labor market conditions may require the Company to increase its prices. Cost of labor is the main variable in determining any cost increases.

The Company might be affected by a worldwide economic slowdown, which might affect the aviation industry. As the Company is a service provider to this industry, such trends can affect the results of the Company.

Off-Balance Sheet Arrangements

The Company is a party to a consulting arrangement, agency agreements and various operating lease arrangements. In addition, the Company has no unconsolidated special purpose entities.

Future Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2018:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1 Year	1-3 years	4-5 years	more than 5 years
Line of credit in the U.S.	$9,033	$-	$9,033	$-	$-
Lines of credit in Europe	2,812	2,812	-	-	-
Loan payable to related party, incl. accrued interest	368	368	-	-	-
Loan payable	2,288	-	2,288	-	-
Consulting agreements	1,080	180	540	360	-
Convertible notes payable - related party (including interest)	30,932	-	30,932	-	-
Future interest and fees on line of credit and convertible notes to a related party (1)	8,750	-	8,750	-	-
Minimum wage increase settlement	500	500	-	-	-
Operating lease obligations	7,065	3,739	3,053	273	-
	$62,828	$7,599	$54,596	$633	$-

(1) Interest and fees are estimated based on future interest rates expected to be applicable.

The following table summarizes the Company’s other future commercial obligations as of December 31, 2018:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1 Year	1-3 years	4-5 years	more than 5 years
Guarantees	$2,603	$378	$1,640	$-	$585
Letters of credit	233	233	-	-	-
	$2,836	$611	$1,640	$-	$585

(1) Interest and fees are estimated based on future interest rates expected to be applicable.

Item 6.          Directors, Senior Management and Employees

The following table lists the directors and executive officers of ICTS:

	Age	Position
Menachem Atzmon	74	Chairman of the Supervisory Board
Ron Atzmon	43	Member of the Supervisory Board and Managing Director of AU10TIX, a wholly-owned company of ICTS
Gil Atzmon	45	Member of the Supervisory Boards
Philip M. Getter	82	Member of the Supervisory Board, Chairman of the Audit Committee
David W. Sass	83	Member of the Supervisory Board
Gail F. Lieberman	75	Member of the Supervisory Board, Member of the Audit Committee and Chairman of the Compensation Committee
Gordon Hausmann	73	Member of the Supervisory Board, Member of the Compensation Committee and Member of the Audit Committee
Ran Langer	73	Managing Director
Alon Raich	43	Chief Financial Officer

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

Ron Atzmon is the Managing Director of the AU10TIX Group, wholly-owned by ICTS, since September 2008. Mr. Atzmon was the CEO and founder of 1ST2C.com between April 2005 until January 2009. Mr. Atzmon holds an MA in Business Administration from the College of Management Academic, Israel and an MBA from the Imperial College London, UK.

  Gil Atzmon is the CEO of Arrow Ecology since February 2017. Mr. Atzmon was a Director of Sales at S. Juwal & Co since 2002 till 2017. Mr. Atzmon holds a BA in Business Administration and Management from IDC Herzliya, Israel and an MBA from the London Metropolitan University, UK.

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

David W. Sass for the past 58 years has been a practicing attorney in New York City and is currently a Special Council in the law firm of McLaughlin & Stern, LLP. Mr. Sass has been a director of ICTS since 2002 and is also a director of several privately held corporations. Mr. Sass is an Honorary Trustee of Ithaca College.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Thesys Group, a private financial technology company and a board member and Chairman of the Audit Committee of WL Gore & associates. Formerly Mrs. Lieberman served as board member for the South-Central Connecticut Regional Water Authority, board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

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

      Summary Compensation Table

The following table sets forth compensation earned by the Company’s Managing Directors and the highest paid executives during the years 2016 through 2018 (U.S. Dollars in thousands):

					Non-equity	Nonqualified	Number of Option Award	Number of Stock Awards
					Incentive	Deferred
Principal Position	Year			All Other	Plan	Compensation
		Salary	Bonus	Compensations	Compensation	Earnings			Total
		$	$	$	$	$			$
Managing	2018	481	295	21	-	-	-	-	797
Director (a)	2017	423	-	32	-	-	-	-	455
	2016	332	1,106	60	-	-	-	-	1,498

(a)	Highest paid employee in 2018, 2017 and 2016.

                      Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $20 thousand and a fee for each Supervisory Board or committee meeting attended of $2 thousand. The Chairman of the Audit Committee receives an additional $10 per year. The Chairman of the Board receives an annual fee of $50 thousand.

Mr. Langer’s yearly salary was increased in May 2016 from €240 ($275 as of December 31, 2018) to €300 ($343 as of December 31, 2018) and he was granted at that time a bonus of €1,000 ($1,144 as of December 31, 2018). In May 2017, Mr. Langer’s salary was increased to €420 ($480 as of December 31, 2018). In 2018, Mr. Langer was granted a bonus of €250 ($286 as of December 31, 2018).

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2018:

	Salaries, fees,	Pension, retirement
	commissions	and other
	and bonuses	similar benefits
	(in thousands)

Supervisory Directors as a group (7 persons)	$217	$-
Officers as a group (4 persons)	$1,821	$126

Background and Compensation Philosophy

Our Compensation Committee consists of Gail Lieberman, Chairman and Gordon Hausmann, all independent directors. The Compensation Committee and, prior to its establishment our Supervisory Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, the level of compensation paid to similarly situated executives in comparably sized companies, and contributions made by the officers to our success.  Each of the named officers will be measured by a series of performance criteria by the Supervisory Board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

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

Elements of Compensation

We provide our executive officers with a base salary and certain bonuses and commissions to compensate them for services rendered during the year. Our policy of compensating our executives with a cash salary has served us well.

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

The members of the Supervisory Board as of December 31, 2018 and the initial year they joined the Supervisory Board are as follows: Menachem Atzmon (1999), Ron Atzmon (2018), Gil Atzmon (2018), David W. Sass (2002), Philip M. Getter (2003), Gordon Hausmann (2005) and Gail F. Lieberman (2010).

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

Employees

As of December 31, 2018, the Company has 7,152 employees, of which 4,898 employees are located in Europe, Far East and Israel and 2,254 are located in the United States.

Share Ownership

See tables under Item 7: "Major Shareholders" and "Related Party Transactions" below.

Options to Purchase Securities

      In December 2008, the Company adopted the 2008 Employees and Directors Commitment Stock Option Plan and reserved 1,500,000 shares of common stock for ICTS International N.V. future issuance. The plan expired in 2018.

Under the Company's stock option plan, stock options may be granted to employees, officers, directors and consultants of the Company at an exercise price equivalent to at least the fair market value of the Company's common stock on the date of grant with expiration terms of not more than ten years. Options granted under the plans generally vest over a period of three years.

As of December 31, 2018 and 2017, there were no outstanding stock options of ICTS International N.V. In addition, there were no stock options of ICTS International N.V. granted or exercised during the years ended December 31, 2018 and 2017. During the year ended December 31, 2017 all outstanding options of ICTS International N.V. expired.

      In June 2016, one of the Company’s wholly-owned subsidiaries adopted a Stock Option Plan and reserved 500,000 shares of common stock for that subsidiary’s future issuance. As of December 31, 2018, the subsidiary has 10,000,000 authorized shares of which 9,500,000 shares are issued and outstanding. Under the stock option plan, stock options may be granted to employees, officers, directors, consultants and service providers of the Company at an exercise price as determined by the subsidiary’s board of directors with expiration terms of not more than ten years after the date such option is granted. Options granted under the plan generally vest over a period of four years.

      During the year ended December 31, 2017,  the subsidiary granted 62,500 options to certain employees of the Company, at an exercise price of €0.01 per share. The grant date fair value was determined to be immaterial.

      During the years ended December 31, 2018, 2017 and 2016, there were no compensation expenses related to the issuance of stock option plans.

      As of December 31, 2018, the Company does not have any unrecognized compensation cost related to stock options granted under the stock option plans.

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

Non-qualified Stock Options

A participant who acquires shares by exercise of Non-Qualified Stock Options generally realizes as taxable ordinary income, at the time of exercise, the difference between the exercise price and the fair market value of the shares on the date of exercise. Such amount will ordinarily be deductible by the service recipient for federal income tax purposes in the same year, provided that the amount constitutes reasonable compensation for services that would result in a deduction for U.S. federal income tax purposes and that certain federal income tax withholding requirements are satisfied. Subsequent appreciation or decline in the value of the shares on the sale or other disposition of the shares will generally be treated as capital gain or loss.

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

Item 7.          Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Common Shares as of May 1, 2019 with respect to:
(1) Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Shares.
(2) All directors and officers as a group.

	Percent of
	Amount Beneficially	Common shares
Name Shareholders Holding Five Percent or More	Owned (a)	Outstanding (a)

MacPherson Trust and its Ultimate Beneficial Owners (b)	60.2%	17,437,892
Menachem J. Atzmon	16.8%	4,850,000
All officers and directors as a group, the MacPherson Trust (10 persons) and its Ultimate Beneficial Owners	89.2%	25,223,938

(a) The amounts include common shares owned by each of the above, directly or indirectly.
(b) 1. The MacPherson Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds together with the Trust and its Ultimate Beneficial Owners approximately 60.2% of the issued and outstanding Common Shares on behalf of the Trust and its Ultimate Beneficial Owners. Mr. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation Limited and the MacPherson Trust and its Ultimate Beneficial Owners together with Mr. Atzmon are able to appoint all the directors of ICTS and control the affairs of ICTS.

2. As of May 1, 2019 the Company has convertible notes payable to a related party in the total amount of $21.4 million and accrued interest of $6.8 million. The principle is convertible to the Company’s common stock at a rate of $1.50 per share and the accrued interest is convertible at a rate of $0.75 per share. The calculation above does not take into consideration the conversion of those loans.

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

Related Party Transactions

Entities related to two of the Company's Supervisory Board members provide legal services to the Company. Legal expense related to these services is $35 thousand, $47 thousand and $58 thousand for the years ended December 31, 2018, 2017 and 2016, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $9 thousand and $9 thousand due for these services as of December 31, 2018 and 2017, respectively.

The Company engages the services of a related party to provide certain selling and management services to its technology segment. The Company incurred expenses of $0.7 million, $0.3 million and $0.2 million for such services for the years ended December 31, 2018, 2017 and 2016, respectively. In addition, since 2018, the related party serves as a board member of the Company and was paid $15 thousand as board fees.

An entity related to the Company’s main shareholder provided a letter of credit of $1.0 million to a commercial bank to guarantee a borrowing arrangement on behalf of one of the Company’s subsidiaries. In December 2017, the Company agreed with the commercial bank to reduce the letter of credit to $0.7 million. In April 2018, the letter of credit was reduced to $0.5 million.

      The Company engages the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $0.1 million, $0.1 million and $0.1 million for such services for each one of the years ended December 31, 2018, 2017 and 2016, respectively. In November 2015, the Company engaged the services of a related party to provide internal audit services. The Company incurred expenses of $0.2 million, $0.1 million and $0.1 million for such services for the years ended December 31, 2018, 2017 and 2016, respectively.

      In December 2015, the Supervisory Board approved an annual compensation for the Chairman of the Supervisory Board, a related party, of $60 thousand. In addition, as the Chairman of the Supervisory Board was not compensated for the last eleven years, a one-time grant of $0.7 million was approved. In September 2016, the chairman of the Supervisory Board forgave $0.6 million of this grant. Annual compensation was reduced to $50 thousand.

      In November and December 2016, the Company issued 2.8 million shares to certain directors and officers of the Company for a purchase price ranging from $0.40 - $0.45 per share.

      In January 2017, a company related to the main shareholder of the Company has guaranteed the White Line B.V. investment of $3.5 million. In December 2018, the Company related to the main shareholder purchased from the Company the investment for $3.5 million.

      In August 2017 the Company engaged the services of a related party to provide certain selling and administrative services to its technology segment. The Company incurred expenses of $103 and $39 thousand for such services for the years ended December 31, 2018 and 2017 respectively. In addition, the related party serves as a board member of the Company since 2018 and was paid additional $15 thousand in 2018 as board fees.

      In April 2018, the Company issued 3,350,000 shares to certain directors and officers of the Company for a purchase price of $0.66 per share. In December 2018, additional 750,000 shares were issued to two related parties for a price of $0.48.

      In May 2018, the Company engaged the services of a related party to provide certain administration services. The Company incurred expenses of $0.1 million for such services for the year ended December 31,2018.

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

       Minimum wage increase

      In August 2015, the Company was informed about a court decision, which approved an increase to the minimum wage for the city of SeaTac, Washington (location of Seattle Airport). The increase to the minimum wage was originally approved by a vote in King County, Washington in 2013 (to be effective January 1, 2014). However, a court ruled that SeaTac employees were excluded from this increase because the airport was under the jurisdiction of the Port of Seattle and not the city of SeaTac. In August 2015, this decision was overturned by the State Supreme Court and accordingly, the Company is required to increase the minimum wage of its employees at the SeaTac Airport according to the court decision, effective January 1, 2014. At December 31, 2016, the Company has estimated that it has a liability of approximately $3.6 million for back wages (inclusive of interest amounting to approximately $0.6 million) and has recorded an accrual for this liability. The Company is also a party to a dispute involving several former employees seeking payment of back wages. During the year ended December 31, 2017 the three legal disputes for back wages due to the SeaTac, WA Minimum Wage Ordinance were settled in the courts and the Company paid out approximately $1.9 million. As of December 31, 2018, the Company had accrued amounts of $0.5 million (inclusive of interest amounting to $0.3 million) for the reminder of the settlement.

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

      Agency Agreements

      In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3,000 ($4,320 as of December 31, 2018).

      In March 2016, the Company entered into an agreement with a third party to assist the Company with the possible sale of one of the Company’s subsidiaries. The fees depend on the outcome of the assignment and are between 2% - 5% of the sale consideration but not less than $4,000. In February  2019 the agreement was amended. According to the amendment, in case that less then 50% of the voting stock or majority of the subsidiary assets are being sold the transaction fee will be 5% of the sale consideration but not lower then $3,000.

      In August 2017, the Company entered into an agreement with a third party to assist the Company with a possible sale of one of the Company’s subsidiaries. The fees depend on the outcome of the assignment and are between 2% - 10% of the sale consideration but not less than € 2,000 ($2,288 as of December 31, 2018).

Item 9.          The Offer and Listing

Our shares of common stock are currently traded on the OTC under the symbol ICTSF.
The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2014	$2.39	$0.75
2015	$0.85	$0.51
2016	$0.71	$0.40
2017	$1.30	$0.45
2018	$1.09	$0.40

                      The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2018	High	Low
First quarter	$1.09	$0.60
Second quarter	$0.80	$0.40
Third quarter	$0.80	$0.47
Fourth quarter	$0.48	$0.40

2017	High	Low
First quarter	$0.57	$0.45
Second quarter	$0.62	$0.45
Third quarter	$0.80	$0.55
Fourth quarter	$1.30	$0.51

2016	High	Low
First quarter	$0.55	$0.47
Second quarter	$0.50	$0.45
Third quarter	$0.65	$0.40
Fourth quarter	$0.71	$0.40

Item 10.        Additional Information

                      Memorandum and Articles of Association

      Introduction

      ICTS is a public company with limited liability (naamloze vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law on October 9, 1992. ICTS’ statutory seat is in Amstelveen, the Netherlands, and its registered office address at Schiphol, the Netherlands. ICTS is registered with the trade register of the Dutch Chamber of Commerce under number 33279300.

      As a Dutch public company with limited liability, ICTS is subject to certain requirements not generally applicable to corporations organized under the laws of jurisdictions within the United States. Set forth below is a summary of the material provisions of the articles of association of ICTS as lastly amended on February 19, 2013 (the Articles of Association) and Dutch law, where appropriate. This summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Association. All references in this summary to the Netherlands and Dutch law are to the European part of the Netherlands and its law, respectively, only.

      Corporate objects

      The objectives of ICTS are described in Article 2 of the Articles of Association and include, without limitation, to manage and finance businesses, extend loans and invest capital.

      Share capital

      The shares of ICTS are subject to, and have been created under, the laws of the Netherlands. ICTS’ share capital is divided into common shares (Shares).

      All Shares are in registered form (op naam) and are only available in the form of an entry in ICTS’ shareholders’ register.

      Under Dutch law, ICTS’ authorized share capital sets out the maximum amount and number of shares that it may issue without amending its Articles of Association. The Articles of Association provide for an authorized share capital in an amount of EUR 15,000,000.30 divided into 33,333,334 Shares, each Share with a nominal value of EUR 0.45.

      Article 24 of the Articles of Association provide that, in the event the Management Board files a declaration with the trade register of the Netherlands Chamber of Commerce that at least ninety percent of the authorized share capital is issued, Article 3 of the Articles of Association will be changed as follows: “The authorized capital of the Company amounts to EUR 67,500,000 dividend into one hundred fifty million (150,000,000) shares, each share having a par value of EUR 0.45.”

      As of December 31, 2018, 25,100,000 Shares were issued and outstanding.

      Issue of shares and pre-emptive rights

      The General Meeting is authorized to issue Shares or to grant rights to subscribe for Shares and to restrict and/or exclude statutory pre-emptive rights in relation to the issuance of Shares or the granting of rights to subscribe for Shares. The General Meeting may designate another body of ICTS competent to issue Shares (or grant rights to subscribe for Shares) and to determine the issue price and other conditions of the issue for a specified period not exceeding five years (which period can be extended from time to time for further periods not exceeding five years) so long as the maximum number of Shares which may be issued is specified. Shares may not be issued at less than their nominal value and must be fully paid-up upon issue. A resolution by the General Meeting to issue Shares (or grant rights to subscribe for Shares) or to designate another body as the competent corporate body requires an absolute majority of the votes cast. Designation by resolution of the General Meeting cannot be withdrawn unless determined otherwise at the time of designation. No resolution is required for the issue of Shares pursuant to the exercise of a previously-granted right to subscribe for Shares.

      Under Dutch law and the Articles of Association, each Shareholder has a pre-emptive right in proportion to the aggregate nominal value of their shareholding upon the issue of Shares (or the granting of rights to subscribe for Shares). Exceptions to this pre-emptive right include the issue of Shares (or the granting of rights to subscribe for Shares): (i) to employees of ICTS or another member of its Group; (ii) against payment in kind (contribution other than in cash) and (iii) to persons exercising a previously-granted right to subscribe for Shares. The pre-emptive rights in respect of newly issued Shares or the granting of rights to subscribe for Shares may be restricted or excluded by a resolution of the General Meeting. The General Meeting may designate another corporate body as competent to resolve upon the restriction or exclusion of the pre-emptive rights if such other corporate body has also been designated as the competent body to resolve upon the issue of Shares for a specified period not exceeding five years (which period can be extended from time to time for further periods not exceeding five years). A resolution of the General Meeting to exclude or restrict pre-emptive rights, or to authorize another corporate body to exclude or restrict pre-emptive rights, requires a majority of at least two thirds of the votes cast, if less than half of the issued share capital of ICTS is present or represented at the General Meeting. The resolution by with the pre-emptive rights are excluded or limited needs to be filed with the Netherlands Chamber of Commerce within eight days of such resolution. A resolution designating another corporate body to resolve upon the restriction or exclusion of the pre-emptive rights cannot be withdrawn unless provided otherwise in such resolution.

      Acquisition of own shares

                      ICTS cannot subscribe for Shares in its own capital at the time Shares are issued. Subject to the certain provisions of the Articles of Association, ICTS may acquire fully paid-up Shares provided no consideration is given or provided, (i) its shareholders’ equity less the payment required to make the acquisition, does not fall below the sum of called-up and paid-in share capital and any reserves to be maintained by Dutch law and/or the Articles of Association, (ii) ICTS and its subsidiaries would thereafter not hold Shares or hold a pledge over Shares with an aggregate nominal value exceeding 50% of ICTS’ issued share capital and (iii) the Management Board has been authorized thereto by the General Meeting. Any acquisition by ICTS of Shares that are not fully paid-up shall be null and void.

      The General Meeting’s authorization to the Management Board to acquire own Shares is valid for a maximum of 18 months. As part of the authorization, the General Meeting must specify the number of Shares that may be repurchased, the manner in which the Shares may be acquired and the price range within which the Shares may be acquired. The authorization is not required for the acquisition of Shares for employees of the Company or another member of Themis, under a scheme applicable to such employees.

  Shares held by the Company in its own share capital do not carry a right to any distribution. Furthermore, no voting rights may be exercised for any of the Shares held by the Company or its subsidiaries unless such Shares are subject to the right of usufruct or to a pledge in favor of a person other than the Company or its subsidiaries and the voting rights were vested in the pledgee or usufructuary before the Company or its subsidiaries acquired such Shares. The Company or its subsidiaries may not exercise voting rights in respect of Shares for which the Company or its subsidiaries have a right of usufruct or a pledge.

      Reduction of share capital

      The General Meeting may resolve to reduce the issued share capital by (i) cancelling Shares or (ii) amending the Articles of Association to reduce the nominal value of the Shares of ICTS. In either case, this reduction would be subject to provisions of Dutch law and the Articles of Association. Only Shares held by ICTS or Shares for which it holds the depositary receipts may be cancelled. Under Dutch law, a resolution of the General Meeting to reduce the number of Shares must designate the shares to which the resolution applies and must lay down rules for the implementation of the resolution. A resolution by the General Meeting to reduce the issued share capital of ICTS must be approved by at least a two third majority of the votes cast, in a meeting in which holders of more than half of ICTS’ issued and outstanding share capital is present or represented.

      Dividends

      Pursuant to Dutch law and the Articles of Association, the distribution of profits will take place following the adoption of ICTS’ annual accounts by the General Meeting, from which ICTS will determine whether such distribution is permitted. ICTS may make distributions to the Shareholders, whether from profits or from its freely distributable reserves, only insofar as its shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or pursuant to the Articles of Association.

      Subject to Dutch law and the Articles of Association, the Supervisory Board may determine which part of ICTS’ profits as per its financial statements for the relevant financial year will be added to the reserves. The remaining part of the profits will be at the disposal of the General Meeting.

      Subject to Dutch law and the Articles of Association, the Management Board, with the prior approval of the Supervisory Board, may resolve to distribute an interim dividend if it determines such interim dividend to be justified by ICTS’ profits. For this purpose, the Management Board must prepare an interim statement of assets and liabilities. Such interim statement shall show the financial position of ICTS not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if (a) an interim statement of assets and liabilities is drawn up showing that the funds available for distribution are sufficient, and (b) ICTS’ shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law.

      An entitlement to any dividend distribution shall be barred five years after the date on which those dividends were released for payment.

      General Meeting of Shareholders

      Annual General Meeting

      The General Meeting will be held at least once a year and no later than six months from the end of the preceding financial year of ICTS. The purpose of the annual General Meeting is to discuss, amongst other things, the annual report, the adoption of the annual accounts, allocation of profits (including the proposal to distribute dividends), release of the Managing Directors from liability for their management and the Supervisory Directors from liability for their supervision thereon, filling of any vacancies and other proposals brought up for discussion by the Management Board and the Supervisory Board.

      Convocation notice and agenda

      A General Meeting can be convened by the Management Board or the Supervisory Board by a convening notice. Notices convening a general meeting will be mailed to holders of registered shares at least 15 days before the General Meeting and will be published in a national newspaper in the Netherlands and otherwise in other countries as required pursuant to the relevant laws where ICTS’ Shares have been admitted to trading on a trading facility.

      Extraordinary General Meeting

      Other General meetings may be held as often as deemed necessary by the Management Board and Supervisory Board and must be held if one or more Shareholders or other persons entitled to attend the general meeting jointly representing at least 10% of ICTS’ issued share capital make a written request to the Management Board or the Supervisory Board that a meeting must be held and specifying in detail the business to be dealt with at such meeting.

      Agenda

      Under Dutch law, one or more Shareholders representing solely or jointly at least 3% of the ICTS’ issued and outstanding share capital in value are entitled to request the Management Board to include items on the agenda of the General Meeting.

      Place General Meeting

                      General Meetings are held in Amstelveen, the Netherlands (the place of the statutory seat of ICTS) or in Amsterdam, Rotterdam or The Hague, the Netherlands.

    Admission

    All shareholders of ICTS, and each usufructuary and pledgee to whom the right to vote on Shares accrues, are entitled, in person or represented by a proxy authorized in writing, to attend and address the General Meeting and exercise voting rights pro rata to their shareholding.

    In order to attend, address and vote at the General Meeting, the holders of ICTS’ registered shares must notify it in writing of their intention to attend the meeting and holders of ICTS’ Shares admitted to trading on a trading facility must direct the depository to their Shares, each as specified in the published notice. However, Shareholders and other persons entitled to attend the General Meeting may be represented by proxies with written authority.

    Voting rights

    Each Share confers the right on the holder to cast one vote at the General Meeting. Resolutions are passed by an absolute majority of the votes cast provided a quorum of at least 50% of the outstanding share capital is represented, unless Dutch law or the Articles of Association prescribe a larger majority. Under Dutch law, no votes may be cast at a General Meeting in respect of Shares which are held by ICTS itself.

    Management Structure

    ICTS has a two-tier board structure comprising of the Management Board (bestuur) and the Supervisory Board (raad van commissarissen).

    The Management Board is collectively responsible for ICTS’ general affairs and is in charge of the day-to-day management, formulating strategies and policies, and setting and achieving ICTS’ objectives. The Supervisory Board supervises the Management Board and the general affairs of ICTS and the business connected with it and provides the Management Board with advice.

    Management Board

    Powers, responsibilities and function

    The Management Board is the executive body of ICTS, collectively responsible for, among other things, defining and attaining ICTS’ objectives, determining ICTS’ strategy and risk management policy, the day-to-day management, the ICTS’ general affairs and ICTS’ representation, subject to the supervision of the Supervisory Board. The Management Board may perform all acts necessary or useful for achieving ICTS’ objectives, with the exception of those acts that are prohibited by law or by the Articles of Association. The Management Board may allocate its responsibilities and powers to its individual members. All Managing Directors remain collectively responsible for proper management regardless of the allocation of tasks. In performing their duties, the Managing Directors must carefully consider and shall act in accordance with the interests of ICTS and the business connected with it, taking into consideration the interests of all corporate stakeholders, such as Shareholders, creditors, employees, customers, patient populations and suppliers.

    Subject to certain statutory exceptions, the Management Board as a whole is authorized to represent ICTS. In addition, should the Management Board be comprised of two or more members, two Managing Directors acting jointly are also authorized to represent ICTS.

    Composition, Appointment, Term of Appointment and Dismissal

    The Articles of Association provide that the Management Board shall consist of one or more members and that the General Meeting determines the exact number of Managing Directors.

    The General Meeting appoints the Managing Directors. Managing Directors are appointed by the General meeting for an indefinite period.

    The General Meeting and the Supervisory Board may suspend Managing Directors at any time, and the General Meeting may remove Managing Directors at any time. A General Meeting must be held within three months after a suspension of a Managing Director has taken effect, in which meeting a resolution must be adopted to either terminate or extend the suspension, provided that in the case that such suspension is not terminated, the suspension does not last longer than three months in aggregate. The suspended Managing Director must be given the opportunity to account for his or her actions at that meeting. If neither such resolution is adopted nor the General Meeting has resolved to dismiss the Managing Director, the suspension will cease after the period of suspension has expired.

    Decision-making

    In a meeting of the Management Board, each Managing Director is entitled to cast one vote. All resolutions by the Management Board are adopted by the favourable vote of a majority of the Managing Directors present or represented at the meeting (and in respect of whom no conflict of interest exists).

    The Managing Directors may also adopt resolutions outside a meeting, in writing or otherwise, provided that the proposal concerned is submitted to all Managing Directors then in office (and in respect of whom no conflict of interest exists) and provided that none of them objects to such decision-making process. Resolutions in writing shall be adopted by written statements from all relevant Managing Directors then in office in respect of whom no conflict of interest exists.

    Conflicts of interests

    A Managing Director shall not participate in any discussions and decision-making process if he or she has a direct or indirect personal interest conflicting with the interests of the Company. Such a conflict of interest only exists if in the situation at hand the Managing Director is deemed to be unable to serve the Company’s interest and its connected business with the required level of integrity and objectivity. If for this reason no resolution can be taken by the Managing Directors, the Supervisory Board will resolve on the matter.

    Supervisory Board

    Powers, responsibilities and function

    The role of the Supervisory Board is to supervise the conduct and policies of the Management Board and the general affairs of ICTS and the business connected with it as well as to provide the Management Board with advice. The Supervisory Directors are not authorized to represent ICTS. In performing their duties, the Supervisory Directors are required to be guided by the interests of ICTS and the business connected with it, and shall consider the interests of the ICTS’ stakeholders, which include but are not limited to its shareholders, creditors, employees, customers and suppliers.  The Supervisory Board may, at ICTS’ expense, seek the advice which it deems desirable for the correct performance of its duties.

    Composition, Appointment, Term of Appointment and Dismissal

    The Articles of Association provide that the Supervisory Board shall consist of one or more members and that the General Meeting determines the exact number of Supervisory Directors.

    The members of the Supervisory Board are appointed by the General Meeting for a term of one year.

    The General Meeting may suspend and remove Supervisory Directors at any time. A General Meeting must be held within three months after a suspension of a Supervisory Director has taken effect, in which meeting a resolution must be adopted to either terminate or extend the suspension, provided that in the case that such suspension is not terminated, the suspension does not last longer than three months in aggregate. The suspended Supervisory Director must be given the opportunity to account for his or her actions at that meeting. If neither such resolution is adopted nor the General Meeting has resolved to dismiss the Supervisory Director, the suspension will cease after the period of suspension has expired.

    Decision-making

    In a meeting of the Supervisory Board, each Supervisory Director is entitled to cast one vote. A Supervisory Director may grant a written proxy to another Supervisory Director (if in office) to represent him at a meeting. All resolutions by the Supervisory Board are adopted by the favourable vote of a majority of the Supervisory Directors present or represented at the meeting (and in respect of whom no conflict of interest exists).

    The Supervisory Board may also adopt resolutions outside a meeting, in writing or otherwise, provided that the proposal concerned is submitted to all Supervisory Directors then in office (and in respect of whom no conflict of interest exists) and provided that none of them objects to such decision-making process. Adoption of resolutions in writing shall be adopted by written statements from all relevant Supervisory Directors then in office in respect of whom no conflict of interest exists.

    Conflicts of interests

    A Supervisory Director shall not participate in any discussions and decision-making process if he or she has a direct or indirect personal interest conflicting with the interests of the Company. Such a conflict of interest only exists if in the situation at hand the Supervisory Director is deemed to be unable to serve the Company’s interest and its connected business with the required level of integrity and objectivity. If for this reason no resolution can be taken by the Supervisory Directors, the General Meeting will resolve on the matter.

    Financial year and annual accounts

    The financial year of ICTS coincides with the calendar year. Annually within five months after the end of the financial year, the Management Board prepares the annual accounts. The annual accounts must be accompanied by the Report of Independent Registered Public Accounting Firm, an annual report, a report by the Management Board and a report by the Supervisory Board and certain other information required under Dutch law. All Managing Directors and Supervisory Board sign the annual accounts and if one of them does not so sign, the reason for this omission must be stated. The Management Board must make the annual accounts, the annual report and other information required under Dutch law available for inspection by the Shareholders and other persons entitled to attend and address the General Meeting at the offices of ICTS from the day of the notice convening the annual General Meeting. The annual accounts must be adopted by the General Meeting at the annual General Meeting.

    Contrary to what is provided in Article 19 paragraph 4 of the Articles of Association, approval of the annual accounts by the Shareholders does not discharge the Managing Directors and the Supervisory Board from liability for the performance of their respective duties for the past financial year. In order to discharge the Managing Directors and Supervisory Board from liability a separate resolution thereto needs to be adopted by the General Meeting (which resolution can be adopted in the same meeting in which the annual accounts will be adopted). Under Dutch law, this discharge is not absolute and will not be effective with respect to matters which are not disclosed to the Shareholders.

    Amendment of Articles of Association

    Only the General Meeting may resolve to amend the Articles of Association. A proposal to amend the Articles of Association must be included in the notice convening the General Meeting. A copy of the proposal containing the verbatim text of the proposed amendment must be available at ICTS for inspection by every shareholder of ICTS and every holder of meeting rights until the end of the General Meeting.

    A resolution by the General Meeting to amend the Articles of Association must be approved by at least a two third majority of the votes cast, in a meeting in which holders of more than half of ICTS’ issued and outstanding share capital is present or represented.

    Dissolution and liquidation

    A proposal to dissolve ICTS must be included in the notice convening the General Meeting. A resolution by the General Meeting to dissolve ICTS must be approved by at least a two third majority of the votes cast, in a meeting in which holders of more than half of ICTS’ issued and outstanding share capital is present or represented.

    If the General Meeting has resolved to dissolve ICTS, the Managing Directors will be charged with the liquidation of the business of ICTS in accordance with Dutch law and the Articles of Association under supervision of the Supervisory Board. During liquidation, the provisions of the Articles of Association will remain in force as far as possible.

    Any surplus remaining after settlement of all debts and liquidation costs will be distributed to the Shareholders in proportion to the nominal value of their shareholdings.

    Material contracts

    For material contracts See “Item 8 - Financial Information”.

                    Exchange controls

    There are no governmental laws, decrees or regulations in The Netherlands, ICTS’ jurisdiction of organization, that restrict ICTS’ export or import of capital in any material respect, including, but not limited to, foreign exchange controls.

    There are no limitations imposed by Dutch law or ICTS’ charter documents on the right of non-resident or foreign owners to hold or vote Shares.

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

    Distributions in excess of the earnings and profits of the Company will be treated, for U.S. federal income tax purposes, first as a nontaxable return of capital to the extent of the U.S. Holder's basis in the shares (thereby increasing the amount of any gain and decreasing the amount of any loss realized on the subsequent disposition of such shares) and then as a gain from the sale or exchange of the shares. The amount of any dividend paid in Euro will be equal to the U.S. dollar value of the Euro on the date of receipt regardless of whether the U.S. Holder converts the payment into U.S. dollars..

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

      Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the shares will be treated as an excess distribution. Under these special tax rules:

       ●      The excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares,

       ●      The amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and

       ●      The amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Taxes in the Netherlands

      Corporate income tax – general

      We are incorporated under the laws of the Netherlands and are therefore subject to Netherlands corporate income tax.  As of 2019, the standard corporate income tax rate is 19% on profits up to €0.2 million and 25% on the excess.  In 2020, the tax rate will be 16.5% on profits up to €0.2 million and 22.55% on the excess. In 2021, the statutory corporate income tax rates will be lowered further to 15% and 20.50%, respectively.

      ICTS and a number of our Netherlands resident subsidiaries form a fiscal unity for Netherlands corporate income tax purposes. As a result, corporate income tax is levied from these entities on a consolidated basis at the level of ICTS.

      For Netherlands corporate income tax purposes, affiliated entities should calculate their profits on an “at arm’s length” basis. In case transactions between such affiliated entities are made or imposed on conditions (transfer prices) which differ from those conditions which would have been made or imposed between independent entities in the free market, the profits of those entities are determined as if the “at arm’s length” conditions had been agreed.

      Participation exemption

      Pursuant to the Netherlands participation exemption, income and capital gains derived from the investment by a parent company in a qualifying subsidiary are exempt from corporate income tax, provided that the parent company meets the 5 per cent threshold test, and the participation is not considered to be a portfolio investment. The 5 per cent threshold test requires that the parent company (i) owns at least 5 per cent of the nominal share capital in the subsidiary, or (ii) is shareholder in and related to the subsidiary, whilst an entity related to the parent owns at least 5 per cent of the nominal share capital in the subsidiary, or (iii) has owned for an uninterrupted period of at least one year at least 5 per cent of the nominal share capital in subsidiary and three years have not yet passed after the shareholding by the parent in the subsidiary dropped below 5 per cent.

      If the parent company holds its participation in the subsidiary as a portfolio investment, the participation exemption is not applicable, unless it qualifies as a “qualifying portfolio investment”. A portfolio investment is a shareholding in a subsidiary that is held by the parent with the intent of  realising a return on investment that can be expected from normal, active asset management activities. This is a subjective facts and circumstances test. The specific purpose for making the investment in the subsidiary must be analysed on a case-by-case basis taking into account all of the relevant facts and circumstances.

      A parent company would generally not be considered to hold the participation in the subsidiary company as a portfolio investment, if the business carried on by the subsidiary company is in line with the business carried on by the parent company. This should normally also apply to a holding company, which, based on its activities on a managerial, policy-making or financial level, performs a material function for the benefit of the group of companies that it forms part of, or to an intermediate holding company in case this company plays a linking role between the business activities of its parent company and the business activities of its subsidiary companies.

      The subsidiary would be deemed to be held as a portfolio investment by the parent company if (i) the assets of the subsidiary  usually consist, on a consolidated basis, for more than 50 per cent. of shareholdings (and similar rights) of less than 5 per cent. in other entities or (ii) the subsidiary company’s activities consist for more than 50% of group financing activities. Group financing includes loans, credit instruments and also leasing of equipment, intangibles and other assets.

      If the parent company would (be deemed to) hold the participation in the subsidiary as a portfolio investment, such portfolio investment may still qualify for the application of the participation exemption if (i) the subsidiary is subject to an income/profits tax resulting in an effective tax burden that is realistic under Netherlands principles, or (ii) the assets of the subsidiary, directly or indirectly, usually consist for less than 50 per cent of low-taxed free investments.

      Apart from special provisions in relation to certain liquidation losses, capital losses incurred in relation to qualifying participations are not deductible for Netherlands corporate income tax purposes

      Costs related to the acquisition of qualifying participations are generally not deductible. Costs related to the disposal of qualifying participations are also generally not deductible. Other expenses relating to participations (e.g. the cost of financing) are in principle deductible.

      The participation exemption does not apply to accrued payments (of dividend, interest, or other) that are tax-deductible in the country of the debtor, whereas the corresponding income is exempt under the scope of the participation exemption. This will be the case e.g. if the country of the debtor qualifies the distribution as an interest expense, whereas the Netherlands qualifies the income as a dividend.

      In case the participation exemption is applicable, income in the hands of ICTS arising from dividends paid by subsidiaries or capital gains from the disposal of its shares in such subsidiaries are exempt from corporate income tax in the Netherlands.

      If the participation exemption is not applicable, income derived by ICTS from a subsidiary will be taxed at the statutory corporate income tax rates.

      Interest deduction limitations

      As of 1 January 2019, the Netherlands has implemented the generic interest stripping rule provided for in the EU Anti-Tax Avoidance Directive (“ATAD”) into domestic law. The earnings stripping rule limits the possibility to deduct “excess” interest costs (i.e. the balance of interest costs and interest income) to 30% of a taxpayer’s EBITDA. The earnings stripping rule provides for a €1.0 million threshold, which means that the deduction of excess interest costs up to €1.0 million will not be restricted.

      Besides the earnings stripping rule, Netherlands tax law includes other anti-abuse provisions in relation to the deductibility of interest. In addition, interest deductions may be disallowed based on the abuse of law doctrine (“fraus legis”).

      Loss compensation

      According to Netherlands tax law, losses incurred may be carried back for one year. As of January 1 2019, the possibility to carry forward losses is limited from nine years to six years.

      Depreciation limitations

                      For Netherlands corporate income tax purposes, restrictions apply to the depreciation of goodwill, real estate and other business assets. The maximum yearly depreciation charge for acquired goodwill is 10% of its cost price. Depreciation of real estate property is not allowed in case the book value of the property falls below 100% of the value used for purposes of the Valuation of Immovable Property Act (“WOZ value”). The maximum yearly depreciation charge for other business assets is 20% of the cost price of such assets. In certain situations it should still, however, be possible to value assets at lower going-concern value.

      Netherlands Tax Considerations of Holding Shares

      The following summary outlines certain Netherlands tax consequences in connection with the acquisition, ownership and disposal of Shares.  All references in this summary to the Netherlands and Dutch law are to the European part of the Netherlands and its law, respectively, only. The summary does not purport to present any comprehensive or complete picture of all Netherlands tax aspects that could be of relevance to the acquisition, ownership and disposal of Shares by a (prospective) holder of Shares who may be subject to special tax treatment under applicable law.  The summary is based on the tax laws and practice of the Netherlands as in effect on the date of this Prospectus, which are subject to changes that could prospectively or retrospectively affect the Netherlands tax consequences.

      For purposes of Netherlands income and corporate income tax, Shares legally owned by a third party such as a trustee, foundation or similar entity or arrangement (a Third Party), may under certain circumstances have to be allocated to the (deemed) settlor, grantor or similar originator (the Settlor) or, upon the death of the Settlor, his/her beneficiaries (the Beneficiaries) in proportion to their entitlement to the estate of the Settlor of such trust or similar arrangement (the Separated Private Assets).

The summary does not address the tax consequences of a holder of Shares who is an individual and who has a substantial interest in ICTS.  Generally, a holder of Shares will have a substantial interest in ICTS if such holder of Shares, whether alone or together with his spouse or partner and/or certain other close relatives, holds directly or indirectly, or as Settlor or Beneficiary of Separated Private Assets (i) (x) the ownership of, (y) certain other rights, such as usufruct, over, or (z) rights to acquire (whether or not already issued), shares representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of ICTS or (ii) (x) the ownership of, or (y) certain other rights, such as usufruct over, profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit of ICTS or to 5% or more of the liquidation proceeds of ICTS.

In addition, a holder of Shares has a substantial interest in ICTS if he, whether alone or together with his spouse or partner and/or certain other close relatives, has the ownership of, or other rights over, shares in, or profit certificates issued by, ICTS that represent less than 5% of the relevant aggregate that either (a) qualified as part of a substantial interest as set forth above and where shares, profit certificates and/or rights there over have been, or are deemed to have been, partially disposed of, or (b) have been acquired as part of a transaction that qualified for non-recognition of gain treatment.

This summary does not address the tax consequences of a holder of Shares who:

(a)  receives income or realises capital gains in connection with his or her employment    activities or in his/her capacity as (former) Management Board member and/or (former) Supervisory Board member; or

(b)  is a resident of any non-European part of the Netherlands.

Prospective holders of Shares should consult their own professional adviser with respect to the tax consequences of any acquisition, ownership or disposal of Shares in their individual circumstances.

Dividend Withholding Tax

General

ICTS is generally required to withhold dividend withholding tax imposed by the Netherlands at a rate of 15% on dividends distributed by ICTS in respect of Shares.  The expression “dividends distributed by ICTS” as used herein includes, but is not limited to:

distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital (“gestort kapitaal”) not recognised for Netherlands dividend withholding tax purposes;

(a)  liquidation proceeds, proceeds of redemption of Shares or, as a rule, consideration for the repurchase of Shares by ICTS in excess of the average paid-in capital recognised for Netherlands dividend withholding tax purposes;

(b)  the par value of Shares issued to a holder of Shares or an increase of the par value of Shares, to the extent that it does not appear that a contribution, recognised for Netherlands dividend withholding tax purposes, has been made or will be made; and

(c)  partial repayment of paid-in capital, recognised for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (i) the General Meeting has resolved in advance to make such repayment and (ii) the par value of the Shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association of ICTS.

Holders of Shares Resident in the Netherlands

A holder of Shares that is resident or deemed to be resident in the Netherlands is generally entitled, subject to the anti-dividend stripping rules described below, to a full credit against its (corporate) income tax liability, or a full refund, of the Netherlands dividend withholding tax.

Holders of Shares Resident Outside the Netherlands

A holder of Shares that is resident in a country with which the Netherlands has a double taxation convention in effect, may, depending on the terms of such double taxation convention and subject to the anti-dividend stripping rules described below, be eligible for a full or partial exemption from, or full or partial refund of, Netherlands dividend withholding tax on dividends received.

A holder of Shares that is a legal entity (a) resident in (i) a Member State of the European Union, (ii) Iceland, Norway or Liechtenstein, or (iii) a country with which the Netherlands has concluded a tax treaty that includes an article on dividends and (b) that is in its state of residence under the terms of a double taxation agreement concluded with a third state, not considered to be resident for tax purposes in a country with which the Netherlands has not concluded a tax treaty that includes an article on dividends (not being a Member State of the European Union, Iceland, Norway or Liechtenstein), is generally entitled, subject to the anti-abuse rules and the anti-dividend stripping rules described below, to a full exemption from Netherlands dividend withholding tax on dividends received if it holds an interest of at least 5% (in shares or, in certain cases, in voting rights) in ICTS or if it holds an interest of less than 5%, in either case where, had the holder of Shares been a Netherlands resident, it would have had the benefit of the participation exemption (this may include a situation where another related party holds an interest of 5% or more in the company).

The full exemption from Netherlands dividend withholding tax on dividends received by a holder of Shares that is a legal entity (a) resident in (i) a Member State of the European Union, (ii) Iceland, Norway or Liechtenstein, or (iii) a country with which the Netherlands has concluded a tax treaty that includes an article on dividends is not granted if the interest held by such holder (i) is held with the avoidance of Netherlands dividend withholding tax of another person as (one of) the main purpose(s) and (ii) forms part of an artificial structure or series of structures (such as structures which are not put into place for valid business reasons reflecting economic reality).

A holder of Shares that is an entity resident in (i) a Member State of the European Union, or (ii) Iceland, Norway or Liechtenstein, or (iii) in a jurisdiction which has an arrangement for the exchange of tax information with the Netherlands (and such holder as described under (iii) holds the Shares as a portfolio investment, i.e., such holding is not acquired with a view to the establishment or maintenance of lasting and direct economic links between the holder of Shares and ICTS and does not allow the holder of Shares to participate effectively in the management or control of ICTS), which is exempt from tax in its country of residence and does not have a similar function to a qualifying investment institution (fiscale beleggingsinstelling) or a qualifying exempt investment institution (vrijgestelde beleggingsinstelling), and that would have been exempt from Netherlands corporate income tax if it had been a resident of the Netherlands, is generally entitled, subject to the anti-dividend stripping rules described below, to a full refund of Netherlands dividend withholding tax on dividends received. This full refund will in general benefit certain foreign pension funds, government agencies and certain government controlled commercial entities.

According to the anti-dividend stripping rules, no exemption, reduction, credit or refund of Netherlands dividend withholding tax will be granted if the recipient of the dividend paid by the company is not considered the beneficial owner (uiteindelijk gerechtigde) of the dividend as defined in these rules. A recipient of a dividend is not considered the beneficial owner of the dividend if, as a consequence of a combination of transactions, (i) a person (other than the holder of the dividend coupon), directly or indirectly, partly or wholly benefits from the dividend, (ii) such person directly or indirectly retains or acquires a comparable interest in Shares, and (iii) such person is entitled to a less favorable exemption, refund or credit of dividend withholding tax than the recipient of the dividend distribution. The term “combination of transactions” includes transactions that have been entered into in the anonymity of a regulated stock market, the sole acquisition of one or more dividend coupons and the establishment of short-term rights or enjoyment on Shares (e.g., usufruct).

Holders of Shares resident in the U.S.

Dividends paid to U.S. resident holders of Shares that are eligible for benefits under the Convention between the Netherlands and the United States of America for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes and Income, dated 18 December 1992 as amended by the protocol of 8 March 2004 (the U.S. Tax Treaty) are generally subject to a reduced dividend withholding tax rate of 5% in case of certain U.S. corporate shareholders owning at least 10% of ICTS’ total voting power.  Certain U.S. pension funds and tax-exempt organisations may qualify for a complete exemption from Netherlands dividend withholding tax.

Under the U.S. Tax Treaty such benefits are generally available to U.S. residents if such resident is the beneficial owner of the dividends, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands and to which enterprise or part of an enterprise Shares are attributable.  A person may, however, not claim the benefits of the U.S. Tax Treaty if such person’s entitlement to such benefits is limited by the provisions of Article 26 (the limitation on benefits provision) of the U.S. Tax Treaty.  The reduced dividend withholding tax rate can generally be applied at source upon the distribution of the dividends, provided that the proper forms have been filed in advance of the distribution.  In the case of certain tax-exempt organisations, as a general rule, the so-called refund method applies; only when certain administrative conditions have been fulfilled may such tax-exempt organisation use the exemption method.

Irrespective of meeting the conditions of the relevant provisions of U.S. Tax Treaty, dividends distributed by the company to a U.S. resident holder (i) who is a legal entity resident in the U.S. and (ii) that is in the U.S. under the terms of a double taxation agreement with a third state not considered to be resident for tax purposes in a country with which the Netherlands has not concluded a tax treaty that includes an article on dividends (not being a Member State of the European Union, Iceland, Norway or Liechtenstein), are generally, subject to the anti-abuse rules and the anti-dividend stripping rules described above, fully exempt from Netherlands dividend withholding tax if the U.S. resident holder of Shares holds an interest of at least 5% (in shares or, in certain cases, in voting rights) in ICTS or if it holds an interest of less than 5%, in either case where, had the holder of Shares been a Netherlands resident, it would have had the benefit of the participation exemption (this may include a situation where another related party holds an interest of 5% or more in ICTS).

Taxes on income and capital gains

Holders of Shares resident in the Netherlands: individuals

A holder of Shares who is an individual resident or deemed to be resident in the Netherlands will be subject to regular Netherlands income tax on the income derived from Shares and the gains realised upon the acquisition, redemption and/or disposal of Shares by the holder thereof, if:

(a)  such holder of Shares has an enterprise or an interest in an enterprise, to which enterprise Shares are attributable; and/or

(b)  such income or capital gain forms “a benefit from miscellaneous activities” (“resultaat uit overige werkzaamheden”) which, for instance, would be the case if the activities with respect to Shares exceed “normal active asset management” (“normaal, actief vermogensbeheer”) or if income and gains are derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a lucratief belang) that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person), whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

If either of the abovementioned conditions (a) or (b) applies, income derived from Shares and the gains realised upon the acquisition, redemption and/or disposal of Shares will in general be subject to Netherlands income tax at the progressive rates up to 51.75%.

If the abovementioned conditions (a) and (b) do not apply, a holder of Shares who is an individual, resident or deemed to be resident in the Netherlands will not be subject to taxes on actual income and capital gains in the Netherlands.  Instead, such individual is generally taxed at a flat rate of 30% on deemed income from “savings and investments” (“sparen en beleggen”), which deemed income is determined on the basis of the amount included in the individual’s “yield basis” (“rendementsgrondslag”) at the beginning of the calendar year (minus a tax-free threshold).  For 2019, the deemed income derived from savings and investments will amount to 1.94% of the individual’s yield basis up to EUR 71,650, 4.45% of the individual’s yield basis exceeding EUR 71,650 up to and including EUR 989,736 and 5.60% of the individual’s yield basis in excess of EUR 989,736.  The percentages to determine the deemed income are reassessed every year. The tax-free threshold for 2019 is EUR 30,360.

Holders of Shares resident in the Netherlands: corporate entities

A holder of Shares that is resident or deemed to be resident in the Netherlands for corporate income tax purposes, and that is:

•               a corporation;

•               another entity with a capital divided into shares;

•               a cooperative (association); or

•               another legal entity that has an enterprise or an interest in an enterprise to which the Shares are attributable,

but which is not:

•               a qualifying pension fund;

•               a qualifying investment fund (fiscale beleggingsinstelling) or a qualifying exempt investment institution (vrijgestelde beleggingsinstelling); or

•               another entity exempt from corporate income tax,

will in general be subject to regular corporate income tax, levied at a rate of 25% (19% over profits up to EUR 200,000) over income derived from Shares and the gains realised upon the acquisition, redemption and/or disposal of Shares, unless, and to the extent that, the participation exemption (deelnemingsvrijstelling) applies.

Holders of Shares resident outside the Netherlands: individuals

A holder of Shares who is an individual, not resident or deemed to be resident in the Netherlands will not be subject to any Netherlands taxes on income derived from Shares and the gains realised upon the acquisition, redemption and/or disposal of Shares (other than the dividend withholding tax described above), unless:

(a)  such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, Shares are attributable; or

(b)  such income or capital gain forms a “benefit from miscellaneous activities in the Netherlands” (“resultaat uit overige werkzaamheden in Nederland”) which would for instance be the case if the activities in the Netherlands with respect to Shares exceed “normal active asset management” (“normaal, actief vermogensbeheer” or if such income and gains are derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a “lucrative interest” (“lucratief belang”)) that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person), in whole or in part, in the Netherlands, whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

If either of the abovementioned conditions (a) or (b) applies, income or capital gains in respect of dividends distributed by ICTS or in respect of any gains realised upon the acquisition, redemption and/or disposal of Shares will in general be subject to Netherlands income tax at the progressive rates up to 51.75%.

Holders of Shares resident outside the Netherlands: legal and other entities

A holder of Shares that is a legal entity, another entity with a capital divided into shares, an association, a foundation or a fund or trust, not resident or deemed to be resident in the Netherlands for corporate income tax purposes, will not be subject to any Netherlands taxes on income derived from Shares and the gains realised upon the acquisition, redemption and/or disposal of Shares (other than the dividend withholding tax described above), unless:

such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, Shares are attributable; or

such holder has a substantial interest in ICTS, that (i) is held with the avoidance of Netherlands income tax as (one of) the main purpose(s) and (ii) forms part of an artificial structure or series of structures (such as structures which are not put into place for valid business reasons reflecting economic reality).

If one of the abovementioned conditions applies, income derived from Shares and the gains realised upon the acquisition, redemption and/or disposal of Shares will, in general, be subject to regular corporate income tax, levied at a rate of 25% (19% over profits up to EUR 200,000), (x) unless, and to the extent that, with respect to a holder as described under (a), the participation exemption (deelnemingsvrijstelling) applies.

Gift, Estate and Inheritance Taxes

Holders of Shares resident in the Netherlands

Gift tax may be due in the Netherlands with respect to an acquisition of Shares by way of a gift by a holder of Shares who is resident or deemed to be resident of the Netherlands.

Inheritance tax may be due in the Netherlands with respect to an acquisition or deemed acquisition of Shares by way of an inheritance or bequest on the death of a holder of Shares who is resident or deemed to be resident of the Netherlands, or by way of a gift within 180 days before his death by an individual who is resident or deemed to be resident in the Netherlands at the time of his death.

For purposes of Netherlands gift and inheritance tax, an individual with the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death.  For purposes of Netherlands gift tax, an individual not holding the Netherlands nationality will be deemed to be resident of the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

Holders of Shares resident outside the Netherlands

No gift, estate or inheritance taxes will arise in the Netherlands with respect to an acquisition of Shares by way of a gift by, or on the death of, a holder of Shares who is neither resident nor deemed to be resident of the Netherlands, unless, in the case of a gift of Shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

Certain special situations

For purposes of Netherlands gift, estate and inheritance tax, (i) a gift by a Third Party will be construed as a gift by the Settlor, and (ii) upon the death of the Settlor, as a rule his/her Beneficiaries will be deemed to have inherited directly from the Settlor.  Subsequently, such Beneficiaries will be deemed the settlor, grantor or similar originator of the Separated Private Assets for purposes of Netherlands gift, estate and inheritance tax in case of subsequent gifts or inheritances.

For the purposes of Netherlands gift and inheritance tax, a gift that is made under a condition precedent is deemed to have been made at the moment such condition precedent is satisfied.  If the condition precedent is fulfilled after the death of the donor, the gift is deemed to be made upon the death of the donor.

Value Added Tax

No Netherlands value added tax will arise in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Shares.

Other Taxes and Duties

No Netherlands registration tax, capital tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Shares.

  Residency

  A holder of Shares will not be treated as a resident, or a deemed resident, of the Netherlands by reason only of the acquisition, or the holding, of Shares or the performance by ICTS under the Shares.

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

Subsidiary Information

Not applicable

Item 11.       Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2018, approximately 17% of the Company’s revenues were derived in the United States, and approximately 83% was derived in Europe and the Far East.  The Company is subject to market risks associated with foreign currency exchange rate fluctuations.

We do not utilize derivative instruments to manage the exposure to such market risk.  As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk - We are subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. An increase of 1% in the interest rate would have increased the Company's interest expense for bank loans, convertible notes payable to a related party and other parties, by approximately $1.0 million in the year ended December 31, 2018.

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

(b)  Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Managing Director and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

(c) On the evaluation conducted by our Managing Director and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2018 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by our independent registered public accounting firms, Mayer Hoffman McCann CPAs ("MHM"), for services rendered to us during the years ended December 31, 2018 and 2017.

The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2018	2017
Audit fees	$230	$225
Audit related fees	-	-
Tax fees	-	-
Total fees	$230	$225

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

PART III

Item 17.       Financial Statements

See Item 18.

Item 18.       Financial Statements

The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-39.

Item 19.       Exhibits

1.	Articles of Association of the Company. *

2.	Articles of Amendment of the Articles of Association filed as Exhibit to Form 6K dated April 22, 2009.*

3.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2012. *

4.	Specimen of the Company's Common Stock. *

5.	Code of Ethics for Principal Executive Officers and Senior Financial Officers. **

12.1	Certification by the registrant’s Managing Director and Principal Executive Officer pursuant to Rule13a-14(a)

12.2	Certification by the registrant’s Principal Financial Officer pursuant to Rule 13a-14(a)

13.1	Certification by the Registrant's Managing Director and Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.

13.2	Certification by the Registrant's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to the Company's 1999 annual report filed with the Commission on Form 20-F.

**	Incorporated by reference to the Company's 2003 annual report filed with the Commission on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

By: /s/ Ran Langer
Name:  Ran Langer
Title:    Managing Director

Date:	May 9, 2019

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2018 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of Directors and
Stockholders of ICTS International N.V. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ICTS International N.V. (“Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue from contracts with customers as a result of the adoption of Accounting Standard Codification Topic 606, Revenue from Contracts with Customers effective January 1, 2018 under the modified retrospective method.

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

We have served as the Company's auditor since 2007.

New York, New York
May 9, 2019

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,
	2018	2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,801	$9,073
Restricted cash	3,116	4,432
Accounts receivable, net	44,826	45,343
Income tax receivable	1,511	15
Prepaid expenses and other current assets	4,965	2,838
Current assets from discontinued operations	-	281
Total current assets	67,219	61,982

Defered tax assets, net	436	349
Investments	255	3,500
Property and equipment, net	4,263	3,205
Non current assets from discontinued operations	-	25
Goodwill	695	1,044
Other assets	914	658
Total assets	$73,782	$70,763

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Bank overdrafts	$845	$-
Notes payable-banks	11,889	10,015
Accounts payable	5,886	5,459
Accrued expenses and other current liabilities	42,673	30,708
Income tax payable	1,958	3,144
Value added tax (VAT) payable	11,439	7,223
Loan payable	-	1,198
Loan payable to related party, including accrued interest	368	1,409
Current liabilities from discontinued operations	-	41
Total current liabilities	75,058	59,197

Convertible notes payable to a related party, including
accrued interest	30,932	37,589
Loan payable	2,288	-
Other liabilities	360	719
Total liabilities	108,638	97,505

COMMITMENTS AND CONTINGENCIES (NOTE 16)
SHAREHOLDERS' DEFICIT:
Common stock, €0.45 par value;
33,333,334 shares authorized as of December 31, 2018 and 2017;
25,100,000 and 21,000,000 shares issued and outstanding as of
December 31, 2018 and 2017, respectively	12,896	10,655
Additional paid-in capital	23,457	23,128
Accumulated deficit	(64,964)	(53,734)
Accumulated other comprehensive loss	(6,245)	(6,914)
Non controlling interest in subsidiaries	-	123
Total shareholders' deficit	(34,856)	(26,742)
Total liabilities and shareholders' deficit	$73,782	$70,763

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share data)

	For the Years Ended December 31,
	2018	2017	2016

Revenue	$345,221	$297,682	$255,576
Cost of revenue	311,994	254,728	223,486
GROSS PROFIT	33,227	42,954	32,090
Operating expenses:
Research and development	3,657	2,683	2,660
Goodwill impairment	1,563	-	-
Selling, general and administrative	34,924	26,201	21,583
Total operating expenses	40,144	28,884	24,243
OPERATING INCOME (LOSS)	(6,917)	14,070	7,847
Equity income from investment in affiliate	124	-	-
Other expense, net	(3,586)	(6,172)	(4,501)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(10,379)	7,898	3,346
Income tax expense	685	2,033	1,004
INCOME (LOSS) FROM CONTINUING OPERATIONS	(11,064)	5,865	2,342
Loss from discontinued operations	(289)	(95)	-
NET INCOME (LOSS)	$(11,353)	$5,770	$2,342
Less: Net loss attributable to non-controlling interests	(123)	(50)	-
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(11,230)	$5,820	$2,342

INCOME (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations	$(0.47)	$0.28	$0.20
Discontinued operations	(0.01)	-	-
Net income (loss)	$(0.48)	$0.28	$0.20

Weighted average number of shares outstanding	23,415,068	21,000,000	11,518,929

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$(11,353)	$5,770	$2,342
Translation adjustment	669	965	(352)
Comprehensive income (loss)	(10,684)	6,735	1,990
Less: Comprehensive loss attributable to non-controlling interests	(123)	(30)	-
COMPREHENSIVE INCOME (LOSS) ATRIBUTTABLE TO ICTS INTERNATIONAL N.V.	$(10,561)	$6,765	$1,990

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(In thousands, except share data)

					Accumulated
			Additional		Other	Non	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Controlling	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Interest	Deficit
BALANCE AT DECEMBER 31, 2015	10,961,698	$5,928	$21,267	$(61,896)	$(7,507)	$-	$(42,208)
Issuance of common stock	10,038,302	4,727	1,861	-	-	-	6,588
Non controlling interest in subsidiaries	-	-	-	-	-	153	153
Net income	-	-	-	2,342	-	-	2,342
Translation adjustment	-	-	-	-	(352)	-	(352)

BALANCE AT DECEMBER 31, 2016	21,000,000	10,655	23,128	(59,554)	(7,859)	153	(33,477)
Net income (loss)	-	-	-	5,820	-	(50)	5,770
Translation adjustment	-	-	-	-	945	20	965

BALANCE AT DECEMBER 31, 2017	21,000,000	10,655	23,128	(53,734)	(6,914)	123	(26,742)
Issuance of common stock	4,100,000	2,241	329	-	-	-	2,570
Net loss	-	-	-	(11,230)	-	(123)	(11,353)
Translation adjustment	-	-	-	-	669	-	669
BALANCE AT DECEMBER 31, 2018	25,100,000	$12,896	$23,457	$(64,964)	$(6,245)	$-	$(34,856)

 See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2018	2017	2016
CASH FLOW FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$(11,064)	$5,865	$2,342
Loss from discontinued operations	(289)	(95)	-

Net income (loss) from continuing operations	(11,353)	5,770	2,342
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,897	1,416	893
Goodwill impairment	1,563	-	-
Accrued interest on convertible notes payable to a related party	2,687	2,706	4,801
Accrued interest on loan payable to a related party	59	109	-
Bad debt expense	303	97	34
Deferred income taxes	(103)	33	(248)
Equity income from investment in affiliate	(124)	-	-
Changes in assets and liabilities:
Accounts receivable, net	(249)	(7,591)	(8,755)
Income tax receivable	(1,496)	60	4
Prepaid expenses and other current assets	(2,184)	(645)	(75)
Other assets	28	(359)	93
Accounts payable	592	1,667	155
Accrued expenses and other current liabilities	12,358	3,144	2,016
Income taxes payable	(1,047)	1,866	1,043
VAT payable	4,540	232	926
Other liabilities	(603)	231	293
Net cash provided by discontinued operations	253	95	-

Net cash provided by operating activities	7,121	8,831	3,522

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,917)	(2,529)	(1,236)
Purchase of subsidiary in Denmark, net of acqquired cash of $499	-	(1,066)	-
Purchase of subsidiary in Sweden, net of acquired cash of $74	(989)	-	-
Purchase of subsidiary in Spain, net of acquired cash of $36	(184)	-	-
Investments	(131)	(3,500)	-
Loan to an affiliate	(180)	-	-
Purchase of subsidiary in Cyprus, discontinued operations	-	-	(164)
Net cash used in investing activities	$(4,401)	$(7,095)	$(1,400)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2018	2017	2016
CASH FLOW FROM FINANCING ACTIVITIES:
Borrowings (repayments) under lines of credit, net	$1,485	$1,387	$(2,874)
Net repayments of convertible notes payable to a related party	(2,381)	(2,426)	(2,123)
Net proceeds from (repayments of) loan payable to a related party	(1,198)	1,300	-
Increase (decrease) in bank overdrafts	845	(1,109)	(191)
Net proceeds from loan payable	1,188	1,198	-

Net cash provided by (used in) financing activities	(61)	350	(5,188)

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(247)	3,740	(1,555)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	2,412	5,826	(4,621)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH BEGINNING OF YEAR	13,505	7,679	12,300

CASH, CASH EQUIVALENTS AND RESTRICTED CASH END OF YEAR	$15,917	$13,505	$7,679

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Stock issuance as reduction against convertible notes payable to related party	$2,570	$-	$1,159

Conversion of accrued interest to related party to shares of common stock	$-	$-	$5,429

Purchase of Cyprus subsidiary included in accrued expenses and other liabilities	$-	$-	$421

Acquisition of subsidiary funded by non controlling interest, discontinued operations	$-	$-	$153

Sale of investment in White Line as reduction against convertible notes payable to related party	$3,500	$-	$-

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$836	$634	$678

Income taxes	$1,322	$120	$164

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

Liquidity and Financial Condition

Accounting Standard Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern requires a Company’s management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances, as following:

As of December 31, 2018, and 2017, the Company has a working capital (deficit) of $(7,839) and $2,785 and shareholders deficit of $(34,856) and $(26,742), respectively. During the years ended December 31, 2018, 2017 and 2016, the Company incurred income (loss) from continuing operations of $(11,064), $5,865 and $2,342, respectively.

The year ended December 31, 2018 was materially affected by a one-time loss regarding the contract termination of Procheck International B.V. (“Procheck”). Procheck was advised by its only customer that its contract would not be renewed and will end on December 31, 2018, following a change in the governmental security concept in the Netherlands. Procheck incurred in total during the year ended December 31, 2018, expenses of approximately €8,060 ($9,513) regarding the contract termination and a goodwill impairment of $314 was recognized.

The Company’s business plan projects income from operations and compliance with all financial covenants. Management believes that this plan is achievable and that they will continue to generate positive cash flows from operations. Management also believes that it will receive continued support from their lenders in financing operations. These can be no assurance that management will be successful in achieving its business plan.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates (continued)

The most significant estimates and assumptions included in these consolidated financial statements consist of the: (a) calculation of the allowance for doubtful accounts, (b) determination of the fair value of stock options, (c) recognition of contingent liabilities and (d) valuation allowance of deferred income taxes, (e) determination of goodwill impairment.

Principles of Consolidation

The consolidated financial statements include the accounts of ICTS International N.V. and its wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents.

Restricted Cash

Restricted cash as of December 31, 2018 consists of: (a) $233 held in a bank account that serves as cash collateral for outstanding letters of credit and (b) $2,883 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

Restricted cash as of December 31, 2017 consists of: (a) $233 held in a bank account that serves as cash collateral for outstanding letters of credit and (b) $4,199 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

During the year ended December 31, 2017, the Company adopted ASU No. 2016-18 guidance for presentation of restricted cash on the statements of cash flows using a retrospective approach. Restricted cash amounts are now reported on the statements of cash flows together with cash as one-line item. Previously, restricted cash was shown separately in the investing activities section of the statements of cash flows. Restricted cash amounts as of December 31, 2016 have been reclassified in the statements of cash flows in order to comply with the new guidance.

The following table provides a reconciliation of cash and restricted cash reported on the balance sheet that sum to the total of the same such amounts shown in the statements of cash flows.

	December 31,
	2018	2017

Cash and cash equivalents	$12,801	$9,073
Restricted cash	3,116	4,432
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$15,917	$13,505

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customers and current economic trends. The Company writes off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible. As of December 31, 2018, and 2017, the allowance for doubtful accounts is $240 and $103, respectively.

Investments

The Company follows Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 820, “Fair Value Measurement”. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use.

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

Investment in Artemis Therapeutics Inc. is valued using level 1 inputs, however, the Company has determined that value of the investment is impaired (see note 5).

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Equipment and furniture, internal-use software, leasehold improvements and vehicles are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in determining depreciation are as follows:

Years
Equipment and facilities	3-7
Internal- use software	4
Vehicles	3-7

Leasehold improvements are amortized using the straight-line method over the shorter of the total term of the lease or the estimated useful lives of the assets.

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

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company would record a goodwill impairment charge for the difference between the carrying value and the fair value of the goodwill, not to exceed the carrying amount of the goodwill. As of January 1, 2017, the Company adopted ASU 2017-04 which eliminates step two from the goodwill impairment test. During the years ended December 31, 2018, 2017 and 2016, the Company recognized a goodwill impairment of $1,563, $0 and $0, respectively (see note 7).

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2018, 2017, and 2016, the Company did not record any impairment charges on its long-lived assets.

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

Comprehensive Income (Loss) and Accumulated Other Comprehensive Loss

The Company's comprehensive income (loss) consists of the Company’s net income (loss) and foreign currency translation adjustments.

Accumulated other comprehensive loss consist of the Company’s accumulated foreign exchange currency translation adjustments.

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

Revenue Recognition

Revenue is recognized when the promised services are performed for our clients, and the amount that reflects the consideration we are entitled to receive in exchange for those services is determined.  The Company’s revenues are recorded net of any sales taxes.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

As of January 1, 2018, the Company adopted Topic 606 and all subsequent amendments to the ASU, using the modified retrospective approach.

Based on the Company’s evaluation process and review of our contracts with customers, the timing and amount of revenue recognized under the new guidance is consistent with our revenue recognition policy under previous guidance. The new guidance has not had a material impact on our results of operations, cash flows or financial condition.

In order to determine the revenue, we (1) identify the contract with the client, (2) identify the performance obligations, usually it’s based on the hours spent, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligation and (5) we recognize revenue as performance obligation is satisfied.

A performance obligation is a promise in a contract to transfer a distinct service to the client, and it is the unit of account in the new accounting guidance for revenue recognition. The majority of our contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in our contracts and, therefore, is not distinct.

The following table presents the Company’s revenues according to the Company’s segments:

	Year ended December 31,
	2018	2017	2016
Airport Security and Other Aviation Services	$329,150	292,393	252,878
Technology	16,071	5,289	2,698
Total revenues	$345,221	$297,682	$255,576

The following table presents the Company’s revenues disaggregated by geography and as a percentage of revenues:

	Year ended December 31,
	2018		2017		2016
Germany	$134,646	39%	$125,896	42%	$108,692	42%
The Netherlands	121,465	35%	103,862	35%	87,348	34%
United States	57,594	17%	52,234	18%	47,733	19%
Other countries	31,516	9%	15,690	5%	11,803	5%
Total revenues	$345,221	100%	$297,682	100%	$255,576	100%

Airport Security and Other Aviation Services Segment

In the airport security and other aviation services, for performance obligations that we satisfy over time, revenues are recognized by consistently applying a method of measuring hours spent on that performance obligation. We generally utilize an input measure of time (hours and attendance for specific time framed service like specific flights) of the service provided. Performance obligations are satisfied over the course of each month and continue to be performed until the contract has been terminated or cancelled.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Pricing and Reduction to Revenues

We generally determine standalone selling prices based upon the prices included in the client contracts, using expected costs plus margin, or other observable prices. The price as specified in our client contracts is generally considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar client in similar circumstances.  Certain client contracts have variable consideration, including quality thresholds or other similar items that could reduce the transaction price. These amounts may be constrained and revenue is recorded to the extent we do not expect a significant reversal or when the uncertainty associated with the variable consideration is resolved. Our variable consideration amounts, if any, are not material, and we do not expect significant changes to our estimates.

Contracts

Our client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which we operate. The payment terms vary by the type and location of our clients and services offered. Client payments are typically due in 30 to 60 days after invoicing, but may be a shorter or longer term depending on the contract. Our client contracts in the material countries are generally long term between three to five years. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

Practical Expedients and Exemptions

Because nearly all our contracts are based on input measure of time of service provided (as hours or attendance) no exemptions need to be made. We have no contracts with revenues expected to be recognized subsequent to December 31, 2018 related to remaining performance obligations.

Revenue Service Types

The following is a description of our revenue service types, including Airport Security, Airline Security, Cargo Security, Other Airport Services, General Security Services and Other.

Airport Security
Staffing or manning for specialized airport security are usually based on long term contract issued via a public tender procedure. We recognize revenue given the unit of measure (hours) provided in the given time period and the specific price for specific hours agreed upon in the contracts. Quality and criteria of staffing are described in the contracts and are measured in the given time period. Deviations, if any, are discussed with the customer before invoicing and will be reflected in the invoice showing the approved hours and other cost elements as agreed upon price.

Most contracts have an hourly rate that reflects an all-in tariff based on a full cost price calculation. In some of the contracts the hourly rates are split between a component based on hours and a component based on specific costs in a specific time period but always linked to the service provided in given time period. Revenue is recognized at the time period set in the contract.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Revenue Service Types (continued)

Airline Security
Staffing or manning for airline security are usually based on long term contracts issued via a public tender procedure. We recognize revenue according to the unit of measure provided (usually attendance for specific time framed service like specific flights). The time framed specialized security services are in this case are the executed number of flights. When the manning for the security of these flights are delivered, the Company invoices the customer according to the agreed flight tariff.

Cargo Security
Staffing or manning for specialized cargo security are usually based on long term contract, sometimes publicly tendered. Contracts are based on hourly planned and executed screening services. Revenue is recognized based on the realized screening hours and contractually agreed upon hourly rate.

Other Airport Services
Airport Services include wheelchair attendants, pre-departure skycaps, bag-runners, agents, guards, charter security screening, janitorial, and cabin cleaning to major U.S. and foreign carriers in airports throughout the United States.  Our contracts may include either single or multiple performance obligations and vary by airport and airline.  We recognize revenue given the unit of measure (hours) provided in the given time period and the specific price for specific hours or attendance for specific event, time framed service as agreed upon in the contracts.

General Security Services
Security Services include providing armed and un-armed guards to private schools and places of worship, video surveillance and patrol.  Contracts for security services generally include only a single performance obligation.  We generally recognize revenue for security guard services. We recognize revenue for security guard given the unit of measure (hours) provided in the given time period.  Revenue from video surveillance and patrol is recognized based upon a fixed monthly rate.

Other Services
Other services include revenues from (incidental) specialized security manning services, training services and ad hoc work performed on and off airports.  Revenue is recognized over time as services are being performed, using the input of service delivered during the time period, according to the contractual agreed price.

Technology Segment

In the technology segment, the Company offers authentication services on a cost per click basis, with a minimum yearly commitment which means the customer pays the Company according to the higher of (a) number of times the customer used the system in order to authenticate IDs or (b) according to the yearly minimum commitment. According to the agreement with the customers, each chargeable click has an agreed price and revenue is being recognized accordingly.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Pricing and Reduction to Revenues

We generally determine standalone selling prices based upon the prices included in the client contracts, using expected costs plus margin, or other observable prices. The price as specified in our client contracts is generally considered the selling price as agreed with the customer. Certain client contracts have variable consideration which are based on quantity of usage. These amounts may be constrained and revenue is recorded to the extent we do not expect a significant reversal or when the uncertainty associated with the variable consideration is resolved. Our variable consideration, if any, amounts are not material, and we do not expect significant changes to our estimates.

Contracts

Our client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which we operate. The payment terms vary by the type and location of our clients and services offered. The minimum commitment is usually being paid in advance. Client payments are typically due in 30 days after invoicing, but may be a shorter or longer term depending on the contract. Our client contracts are usually for a one-year period with a renewal option. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

Deferred Revenues

We record deferred revenues when cash payments are received or due in advance of our performance. Deferred revenues at December 31, 2018 and 2017 were $2,001 and $854, respectively shown as part of the accrued expenses and other current liabilities and $111 and $0 shown as other liabilities. The increase in the deferred revenue balance for the twelve months ended December 31, 2018 is primarily driven by cash payments received in advance following the increase of services in the Company activities during this year. Revenue recognized for the years ended December 31, 2018, 2017 and 2016 that was included in the deferred revenue at the beginning of each year was $854, $360 and $445, respectively.

Our payment terms vary by the type and location of our customer and the products or services offered. The term between invoicing and when payment is due is not significant.

Practical Expedients and Exemptions

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs during the years ended December 31, 2018, 2017 and 2016 are $528, $316 and $247, respectively.

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

The Company had a loss from continuing operations for the year ended December 31, 2018. For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common share is anti-dilutive due to the net losses. Potentially dilutive securities were excluded from the computation of diluted income (loss) per share as the conversion rate of the convertible note payable to related party was higher than the market price of the Company’s common stock as of December 31, 2018 and the effect of including them is anti-dilutive.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income (Loss) Per Share (continued)

The Company had an income from continuing operations for the years ended December 31, 2017 and 2016. Potentially dilutive securities were excluded from the computation of diluted income (loss) per share as the conversion rate of the convertible note payable to related party was higher than the weighted average computed price of the Company’s stock for the year 2017 and 2016 and the effect of including them is anti-dilutive.

The following table summarizes the number of shares of common stock attributable to potentially dilutive securities outstanding for each of the periods which were excluded from the calculation of diluted income (loss) per share:

	Year Ended December 31,
	2018	2017	2016

Stock Options	-	-	150,000
Shares issuable upon Conversion of convertible notes
payable to related party at a price of $1.50	14,731,267	16,652,333	16,852,097
Shares issuable upon conversion of accrued interest
payable to related party at a price of $0.75	11,779,776	16,815,677	12,310,501
Total	26,511,043	33,468,010	29,312,598

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, income taxes payable, VAT payable, notes payable – banks, long-term loan payable and loan payable to related party approximate their carrying values due to the short-term nature of the instruments. The carrying values of the convertible notes payable to a related party and other liabilities are not readily determinable because: (a) these instruments are not traded and, therefore, no quoted market prices exist upon which to base an estimate of fair value and (b) there were no readily determinable similar instruments on which to base an estimate of fair value.

Concentration of Credit Risk

Financial instruments which are subject to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Company maintains cash and cash equivalents and restricted cash in accounts with financial institutions in the United States, Europe, Japan and Israel. As of December 31, 2018, accounts at financial institutions located in the United States are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250 per institution. As of December 31, 2018, cash, cash equivalents and restricted cash of $299 is being held in the United States. Bank accounts located in Europe, Japan and Israel, totaling $15,618 as of December 31, 2018, are uninsured.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk (continued)

Revenue from two customers represented 72% of total revenue during the year ended December 31, 2018, of which one customer accounted for 38% and the other customer accounts for 34% of total revenue. Accounts receivable from these two customers represented 55% of total accounts receivable as of December 31, 2018.

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

The Company is subject to changes in interest rates based on Central Banks Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2015-14 and related updates (continued)

As of January 1, 2018, the Company adopted the new guidance, including all subsequent amendments, using the modified retrospective approach. Based on the Company’s evaluation process and review of our contracts with customers, the timing and amount of revenue recognized under the new guidance is consistent with our revenue recognition policy under previous guidance. We determined that no cumulative effect adjustment to retained earnings was necessary upon adoption as there were no significant revenue recognition differences identified between the new and previous accounting guidances.

Accounting Standards Update 2016-02 and related updates.

In February 2016, the FASB amended existing guidance for leases (Topic 842) that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and(2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of , a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue form Contract with Customers. The new guidance also requires enhanced disclosure about an entity's leasing arrangements.

An entity may adopt the new guidance by either restating prior periods and recording a cumulative effect adjustment at the beginning of the earliest comparative period presented or by recording a cumulative effect adjustment at the beginning of the adoption

The new guidance includes a number of optional transition-related practical expedients. The practical expedients relate to the identification of leases that commenced before the effective date, initial direct costs for before the effective date, the ability to use hindsight in evaluating lessee extend or terminate a lease or to purchase the underlying asset and not to reassess easements. An entity that elects to apply these practical expedients will, in effect, to account for leases that commence before the effective date in accordance with previous US GAAP unless the lease is modified, except that lessees are required to recognize a right-of- use asset and lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous US GAAP.

We will adopt this standard effective January 1,2019 and plan to use the modified retrospective approach, which includes a number of optional practical expedients that entities may elect to apply. The Company has elected certain practical expedients, including the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs as well as an accounting policy to account for lease and non-lease components as a single component for certain classes of assets. The Company also elected the optional transition method that gives companies the option to use the effective date as the date of initial application on transition, and as a result, the Company will not adjust its comparative period financial information or make the new required lease disclosures for periods before the effective date. The Company has elected to make the accounting policy election for short-term leases. Consequently, short-term leases will be recorded as an expense on a straight-line basis over the lease term. The Company did not elect the hindsight practical expedient.

We expect the new lease standard to have a material effect on our consolidated balance sheet, with no material impact on our results of operations, our liquidity or our debt covenant compliance under our current credit agreements. Refer to note 16, to the accompanying consolidated financial statements for further information on our current lease arrangements, the amounts which represent the future undiscounted commitments.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2018-07

In June 2018, the FASB issued an update for Compensation-Stock Compensation (Topic 718) as part of its Simplification Initiative. The amendments in this Update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The requirements of Topic 718 should be applied to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost. The amendments specific that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer to (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers.

These amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. An entity should only remeasure liability-classified awards that have not been settled by the date of adoption and equity-classified awards for which a measurement date has not been established through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. Upon transition, the entity is required to measure these nonemployee awards at fair value as of the adoption date the entity must not remeasure assets that are completed.

The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.

NOTE 3 – BUSINESS COMBINATION

Acquisition in Sweden

In July 2018, the Company acquired 100% of the outstanding shares of Detact Security Solution AB. The purpose of the acquisition was to penetrate the Swedish aviation and cargo markets. Consideration of the acquisition was 9.5 million SEK ($1,063 as of December 31, 2018), of which 6.5 million SEK ($727 as of December 31, 2018) was paid in cash upon the signing of the purchase contract and 3.0 million SEK ($336 as of December 31, 2018) was held in escrow for a period of three months or longer in case of disagreement between the parties. As of December 31, 2018 the funds in the escrow account were not released to the seller.

The acquisition was accounted for as a purchase and accordingly a purchase price was allocated to the assets acquired and liabilities assumed at their fair value.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 3 – BUSINESS COMBINATION (CONTINUED)

Acquisition in Sweden (continued)

The following represents the allocation of the purchase price as of the purchase date in SEK and the translation to United States Dollars as of the purchase date:

	SEK	U.S. Dollars
Cash	663	74
Accounts receivable	8,902	999
Other current assets	445	50
Fixed assets	1,189	133
Goodwill	9,005	1,010
Other assets	1,039	116
Total identifiable assets acquired	21,243	2,382

Notes Payables-banks	4,734	531
Accounts Payable	182	20
Other current liabilities	5,787	649
Non current liabilities	1,039	117
Total liabilities assumed	11,742	1,317

	9,501	1,065

Goodwill associated with the new acquisition of Detact Security Solution AB was 9,005 SEK ($1,007 as of December 31, 2018) and deductible for income tax purposes. The goodwill consist principally of the expectations of future earnings and profits from expanding this business. In December 2018, the Company evaluated the goodwill and concluded the goodwill should be fully impaired (see note 7).

Acquisition in Spain

In January 2018, the Company acquired 100% of the outstanding shares of Abydos Consultores de Sistemas S.L.U. The purpose of the acquisition was to increase the Company’s activities in Spain. Consideration of the acquisition was €183 ($209 as of December 31, 2018), in cash upon the signing of the purchase contract. The name of Abydos Consultores de Sistemas S.L.U. was changed into I-SEC Aviation Security S.L.

The acquisition was accounted for as a purchase and accordingly a purchase price was allocated to the assets acquired and liabilities assumed at their fair values.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 3 – BUSINESS COMBINATION (CONTINUED)

Acquisition in Spain (continued)

The following represents the allocation of the purchase price as of the purchase date in Euros and the translation to United States Dollars as of the purchase date:

	EUR	U.S. Dollars
Cash	29	36
Accounts receivable	142	175
Fixed assets	88	108
Other assets	11	14
Goodwill	188	232
Total identifiable assets acquired	458	565

Notes payables-banks	11	14
Accounts payable	19	23
Accrued expenses and other current liabilities	126	155
Other liabilities	119	147
Total liabilities assumed	275	339
	183	226

Goodwill associated with the acquisition of Abydos Consultores de Sistemas S.L.U. was €188 ($232 as of December 31, 2018) and is deductible for income tax purposes. The goodwill arising from this acquisition consist principally of the expectations of future earnings and profits from expending this business. In December 2018 the Company evaluated the goodwill and concluded that the goodwill should be fully impaired (see note 7).

Acquisition in Denmark

On July 19, 2017, the Company acquired 100% of the outstanding shares of Harsec A/S (“Harsec”) in Denmark. Harsec provides cargo security services in the Danish airports and is serving international parcel companies. Consideration of the acquisition for the shares was 10 million Danish Krone (“DKK”) ($1,579 as of the purchase date) in cash of which 90% was paid upon the signing of the purchase contract and 10% paid three months after that. The acquisition was done in order to expand our services to the Danish market.

The acquisition was accounted for as a purchase and accordingly a purchase price was allocated to the assets acquired and liabilities assumed at their fair values.

The following represents the allocation of the purchase price as of the purchase rate in DKK and the translation to United States Dollars as of the purchase date:

	DKK	U.S. Dollars
Cash	3,161	499
Accounts receivable	3,219	508
Other receivables	124	20
Fixed assets	665	105
Goodwill	4,478	707
Total identifiable assets acquired	11,647	1,839

Accounts payable and accrued expenses	1,647	260
Total liabilities assumed	1,647	260

	10,000	1,579

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 3 – BUSINESS COMBINATION (CONTINUED)

Acquisition in Cyprus

On December 7, 2016, the Company acquired 51% of the outstanding shares of Easyserve Ltd (“New Subsidiary”) in Cyprus together with third party, which holds the additional 49% of the New Subsidiary. Consideration of the acquisition for the 100% shares included €300 ($343 as of December 31, 2018) in cash upon the signing of the purchase contract.

The Company with its New Subsidiary participated in a tender for services in Cyprus, according to the contract terms. Upon winning the tender, the Company had to pay additional €100 ($114 as of December 31, 2018). In addition, the purchase price will include a maximum of €300 ($343 as of December 31, 2018) out of the net profits of the New Subsidiary, which relate to the business of the New Subsidiary as it is presently carried out and which does not relate to the business resulting from the award of the tender or any other new business.

According to the agreement in the event that the New Subsidiary is not successful with the tender, then the seller will repay to the Company the payments made by the Company, in return the Company will transfer the shares back to the seller. As the Company was not successful with the tender, the Company committed to a plan in 2017 to cease its operations in Cyprus and in 2018 it reached an agreement with the seller to transfer the shares of the New Subsidiary back to the seller (see note 4).

The 2016 acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed at their fair values. The results of operations from the date of acquisition to December 31, 2016 were not significant.

The following is the allocation of the purchase price as of the purchase date:

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 4 – DISCONTINUED OPERATIONS

During the year ended December 31, 2017, the Company committed to a plan to cease the aviation security operations of its subsidiary in Cyprus. As of December 31, 2018 and 2017 the Company presented in its equity $0 and $123, respectively, as non-controlling interest in subsidiaries regarding its investment in Cyprus.

A summary of the Company's balance sheet accounts from the above discontinued operations for the years ended December 31, 2018 and 2017 are as follows:

	December 31,
	2018	2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$-	$2
Restricted cash	-	25
Accounts receivable, net	-	128
Prepaid expenses and other current assets	-	126
Total current assets from discontinued operations	-	281

Property and equipment, net	-	25
Total assets from discontinued operations	$-	$306

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$-	$26
Accrued expenses and other current liabilities	-	15
Total current liabilities from discontinued operations	$-	$41

A summary of the Company’s statement of operations from the above discontinued operations for the years ended December 31, 2018, 2017 and 2016 are as follows:

	For the Years Ended December 31,
	2018	2017	2016

Revenue	$-	$609	$-
Cost of revenue	-	588	-
GROSS PROFIT	-	21	-
Selling, general and administrative	289	116	-
Net loss	(289)	(95)	-
Less: Net loss attributable to non-controlling interests	123	47	-
LOSS FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(166)	$(48)	$-

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 5 – INVESTMENTS

Artemis Therapeutics, Inc.

As of December 31, 2018, the Company owns 198,311 shares or 3.8% of the outstanding common stock of Artemis Therapeutics, Inc. (“ATMS”).

The Company suspended its use of the equity method to accounting for this investment in 2007 after its investment balance was reduced to zero.

As of December 31, 2018 and 2017, the Company’s share of the underlying net assets of ATMS exceeds the Company’s carrying value of its investment in ATMS ($0 at December 31, 2018 and 2017) by $0 and $4, respectively. The market value of the Company's investment in ATMS as of December 31, 2018 and 2017 is $119 and $317, respectively.

The Company evaluated the stock price of ATMS but as the number of shares that are being traded is low, and as ATMS still does not have any revenue, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero.

White Line B.V.

In March 2017, the Company invested an amount of $2,000 in White Line B.V., a limited company incorporated in the Netherlands. White Line is a holding and finance company. Because White Line B.V. is a private, closely-held company, there is no active market for this investment. Therefore, the Company accounts for this investment under the cost method. In October 2017, the Company invested additional amount of $1,500 in White Line. The total investment represented 10% of the issued and outstanding share capital of White Line.

The Company had an agreement with an entity related to its main shareholder, according to which, if the value of this investment decrease, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $3,500. The guaranty is effective after three years of the date of purchase and terminates after five years.

In December 2018, the Company reached into an agreement with the related party entity in order to preface the sale of the investment. The related party entity purchased the full investment from the Company in December 2018, for $3,500 in exchange for reduction in the convertible notes payable to a related party.

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”)  and to provide aviation security and non-security services in South Korea. Each one of the parties holds 50% (fifty percent) of the JVC’s equity. The Company uses the equity method for this investment.  As of December 31, 2018, the Company’s investment is 284,000 KRW ($255 as of December 31, 2018). The Company recognized a profit in its consolidated statements of operations of 133,550 KRW ($124 as of December 31, 2018) from its investment in the JVC. In addition, each one of the partners, provided in June 2018 to the JVC a loan of 200,000 KRW ($180 as of December 31, 2018) in order to fund the working capital of the JVC. The loan bears interest of 1.3% per year. The loan is payable within two years and should be repaid no later than June 2020. As of December 31, 2018, the outstanding balance of the loan was 200,000 KRW ($180 as of December 31, 2018), shown in the balance sheet as other assets.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment are as follows:
	December 31,
	2018	2017

Office and Equipment and facilities	$7,021	$6,780
Internal-use software	587	554
Vehicles	1,912	1,737
Leasehold improvements	1,957	460
	11,477	9,531
Less: accumulated depreciation and amortization	7,214	6,326
Total property and equipment, net	$4,263	$3,205

Depreciation and amortization expense are $1,897, $1,416 and $893 for the years ended December 31, 2018, 2017 and 2016 respectively.

NOTE 7 – GOODWILL

All the Company’s goodwill relates to its airport security and other aviation services segment. The change in goodwill during the year is as follows:

	2018	2017
Balance as of the beginning of the year:

Goodwill	$1,044	$314
Accumulated impairment losses	-	-
	1,044	314

Goodwill acquired during the year	1,242	707
Impairment losses	(1,563)	-
Exchange rate effect	(28)	23
	695	1,044

Balance as of the end of the year:

Goodwill	2,220	1,044
Accumulated impairment losses	(1,525)	-
	$695	$1,044

At December 31, 2018, the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting units exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the carrying value of the reporting unit exceeded fair value.

The quantitative impairment test includes comparing the carrying value of the reporting unit, including the existing goodwill and intangible assets, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, a goodwill impairment charge is recorded for the amounts in which the carrying value of the reporting unit exceeds the fair value of the reporting unit, up to the amount of goodwill attributed to the reporting unit. After performing the quantitative testing, it was determined that the carrying amount exceeds the reporting unit’s fair value, resulting in an impairment charge of $1,563 for the year ended December 31, 2018.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 7 – GOODWILL (CONTINUED)

The facts and circumstances that led to the impairment of goodwill are as follows:

Procheck, a wholly-owned subsidiary of the Company since 1998 was advised by its only customer, that its services are not required its contract would not be renewed and will end on December 31, 2018, following a change in the governmental security concept in the Netherlands. Upon expiration of the agreement, Procheck will be closed and the employment of its employees was terminated. The closing costs totaled €8,059 ($9,219 as of December 31, 2018). A goodwill impairment loss of $314 was recognized.

In January 2018, the Company acquired 100% of the outstanding shares of Abydos Consultores de Sistemas S.L.U (see note 3) and recorded goodwill of €188 ($215 as of December 31, 2018). The purpose of the acquisition was to increase the Company’s activities in Spain. As the Company did not win any of the main bids on which it participated during 2018, revenue, operating profits and cash flows were lower than expected in 2018. The earnings forecast for the next four years was revised and an impairment loss of €188 ($215 as of December 31, 2018) was recognized. The fair value of Abydos Consultores de Sistemas S.L.U. was estimated using the expected present value of future cash flows.

In July 2018, the Company acquired 100% of the outstanding shares of Detact Security Solution AB (see note 3) and recorded goodwill of 9,005 SEK ($1,007 as of December 31, 2018). The purpose of the acquisition was to penetrate the Swedish aviation and cargo markets. After the acquisition, a major customer has terminated the contract with the Company. As a result, the revenue, operating profits and cash flows will be lower than expected. The earnings forecast for the next four years was revised and an impairment loss of 9,005 SEK ($1,007 as of December 31, 2018) was recognized. The fair value of Detact Security Solution AB was estimated using the expected present value of future cash flows.

As the Company maintains a valuation allowance for the carrying value of its net deferred tax assets for the locations affected by the goodwill impairment, there is no effect on the Company’s deferred tax assets in the balance sheet (see note 14).

NOTE 8 – NOTES PAYABLE – BANKS

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

In July 2016, the Company amended the credit facility to increase the maximum borrowing capacity to $8,500. The amendment also revised the existing fixed charge coverage ratio financial covenant. The credit facility expires on June 24, 2018. As of December 31, 2017, and 2016, the company was in compliance with all required debt covenants.

In December 2017, the Company amended the credit facility agreement to reduce the amount of the letter of credit provided as security to the lender by an entity related to the Company’s main shareholder, from $1,000 to $700. In April 2018, the letter of credit was reduced to $500.

In October 2018, the Company amended the credit facility to increase the maximum borrowing capacity to $10,000, subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 80% of eligible unbilled receivables, as defined, plus (iii) 95% of a $500 standby letter of credit that was provided to the lender by an entity related to the main Shareholder. Borrowings under the credit facility were secured by the Company’s accounts receivable, unbilled receivables, equipment, cash and the $500 letter of credit that was provided to the lender by an entity related to the main Shareholder.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 8 – NOTES PAYABLE – BANKS (CONTINUED)

United States (continued)

The Company is required to maintain a minimum fixed charge coverage ratio. The credit facility expires in October 2021.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR plus 3% per annum (5.5% as of December 31, 2018).

During the year ended December 31, 2018 the Company was not in compliance of certain financial covenants and a waiver was obtained from the commercial lender. At December 31, 2018, the Company was in compliance of the financial covenants.

The Company’s weighted average interest rate in the United States during the years ended December 31, 2018, 2017 and 2016 is 6.0%, 5.64% and 5.76% respectively.

The Company evaluated the terms of the amendments and concluded that they do not constitute substantive modification.

As of December 31, 2018 and 2017, the Company had approximately $9,033 and $6,605 respectively, outstanding under line of credit arrangement. As of December 31, 2018 and 2017, the Company had $227 and $700, respectively, in unused borrowing capacity under the line of credit facility.

Europe

The Company has a credit arrangement with a commercial bank, to provide it with up to €12,000 ($13,728 as of December 31, 2018) in borrowings until further notice. Borrowings under the line of credit bear interest at one-month EURIBOR plus 3.5% with a minimum of 3.5% per annum (3.5% as of December 31, 2018). The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. As of December 31, 2018 and 2017, the Company had €2,207 and €2,848 ($2,525 and $3,410 as of December 31, 2018 and 2017), respectively, in outstanding borrowings under the line of credit arrangement.

As of December 31, 2018, the Company was in compliance of the covenants of the agreement.

In addition to the line of credit arrangement, a guarantee facility of €2,500 ($2,860 as of December 31, 2018) is provided to the Company by the same commercial bank. As of December 31, 2018 and 2017, the Company had €2,275 and €2,465 ($2,603 and $2,952 as of December 31, 2018 and 2017), respectively, of outstanding guarantees under the guarantee facility.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2018, 2017 and 2016 is 3.5%, 3.5% and 3.5%, respectively.

The Company has an additional credit arrangement in Sweden to provide it with up to 2,000 SEK ($224 as of December 31, 2018) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 9 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2018	2017

Accrued payroll and related costs	$21,082	$18,067
Accrued vacation	6,647	5,432
Accrual for minimum wage increase	508	1,128
Labor union contribution	2,197	1,912
Severance accrual for Procheck termination	7,728	-
Unearned revenue	2,001	854
Other	2,510	3,315
Total accrued expenses and other current liabilities	$42,673	$30,708

NOTE 10 – LOAN PAYABLE

In June 2017, the Company entered into an arrangement with a financing company to provide it €1,000 ($1,144 as of December 31, 2018) as a loan until June 2018. The loan bears interest of ten percent per annum. Interest is being paid quarterly. The loan was fully paid in 2018.

In December 2018, the Company entered into an agreement with another financing company to provide it €2,000 ($2,288 as of December 31, 2018) as a loan until December 2020. The loan can be repaid earlier but not before December 2019. The loan bears interest of ten percent per annum. Interest is being paid quarterly.

NOTE 11 – DEBT TO RELATED PARTIES

Loan to related party

In March 2017, the Company signed a loan agreement with a related party, to provide the Company a loan of $2,000 for up to one year bearing 7% interest per annum.

At December 31, 2018 and 2017, the loan payable to the related party consist of $200 and $1,300, respectively, in principal and $168 and $109 respectively in accrued interest. Interest expense related to this loan is $59 and $109 for the years ended December 31, 2018 and 2017, respectively.

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
(In thousands, except share data)

NOTE 11 – DEBT TO RELATED PARTIES (RELATED)

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

In September 2016, the Supervisory Board of Directors approved an increase in the interest rates of the loan from the entity related to the main shareholder, by one percent, retroactively for the whole period of the loan. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a freestanding derivative instrument or contained any intrinsic value, which would be considered beneficial. The interest recognized in 2016 regarding increase of the previous year’s interest rate totaled $1,159.

In December 2017, the loan period was extended until January 1, 2019. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

In October 2018, the loan period was extended until June 30, 2020. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

The Company’s weighted average interest during the years ended December 31, 2018, 2017 and 2016 is 7.70%, 7.27% and 7.05%, respectively.

At December 31, 2018 and 2017, convertible notes payable to a related party consist of $22,097 and $24,977, respectively, in principal and $8,835 and $12,612, respectively, in accrued interest.

Interest expense related to these notes is $2,687, $2,706 and $4,171 for the years ended December 31, 2018, 2017 and 2016, respectively.

NOTE 12 – STOCK-BASED COMPENSATION

In December 2008, the Company adopted the 2008 Employees and Directors Commitment Stock Option Plan and reserved 1,500,000 shares of common stock for ICTS International N.V. future issuance. The plan expired in 2018.

Under the Company's stock option plan, stock options may be granted to employees, officers, directors and consultants of the Company at an exercise price equivalent to at least the fair market value of the Company's common stock on the date of grant with expiration terms of not more than ten years. Options granted under the plans generally vest over a period of three years.

As of December 31, 2018 and 2017, there were no outstanding stock options of ICTS International N.V. In addition there were no stock options of ICTS International N.V. granted or exercised during the years ended December 31, 2018 and 2017. During the year ended December 31, 2017, all outstanding options of ICTS International N.V. expired.

In June 2016, one of the Company’s wholly-owned subsidiaries adopted a Stock Option Plan and reserved 500,000 shares of common stock for that subsidiary’s future issuance. As of December 31, 2018, the subsidiary has 10,000,000 authorized shares of which 9,500,000 shares are issued and outstanding. Under the stock option plan, stock options may be granted to employees, officers, directors, consultants and service providers of the Company at an exercise price as determined by the subsidiary’s board of directors with expiration terms of not more than ten years after the date such option is granted. Options granted under the plan generally vest over a period of four years.

During the year ended December 31, 2017,  the subsidiary granted 62,500 options to certain employees of the Company, at an exercise price of €0.01 per share. The grant date fair value was determined to be immaterial.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 12 – STOCK-BASED COMPENSATION (CONTINUED)

The following is a summary of the Company’s subsidiary stock options issued and outstanding:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term
Options outstanding as of December 31, 2017	290,500	$0.01
Options granted	-	-
Options exercised	-	-
Forfeited	-	-
Options outstanding , end of the year	290,500	$0.01	8.5 years

Options exercisable, as of December 31, 2018	130,250	$0.01	8.5 years

Non-vested options consist of the following:

	Number of	Weighted average
	options	exercise price
Non-vested opions, as of December 31, 2017	233,500	$0.01
Granted	-	-
Vested	(73,250)	-
Forfeited	-	-
Non-vested options, as of December 31, 2018	160,250	$0.01

During the years ended December 31, 2018, 2017 and 2016, there were no compensation expenses related to the issuance of stock option plans.

As of December 31, 2018, the Company does not have any unrecognized compensation cost related to stock options granted under the stock option plans.

NOTE 13 – OTHER EXPENSE, NET

Other expense is summarized as follows:
	Year ended December 31,
	2018	2017	2016

Interest expense to related parties (see Note 11)	$(2,746)	$(2,875)	$(4,171)
Interest expense and other bank charges	(1,261)	(1,073)	(1,430)
Interest income	-	170	116
Foreign currency gain (loss)	417	(2,450)	1,005
Other expense (expense)	4	56	(21)
Total other expense, net	$(3,586)	$(6,172)	$(4,501)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 14 – INCOME TAXES

The components of income (loss) before income tax benefit (expense) from continuing operations are as follows:

	Year Ended December 31,
	2018	2017	2016

The Netherlands	$(13,107)	$1,602	$(631)
Subsidiaries outside of the Netherlands	2,728	6,296	3,977
Income before income tax benefit	$(10,379)	$7,898	$3,346

The current income tax expense from subsidiaries outside of the Netherlands is $548, $2,045 and $1,249 for the years ended December 31, 2018, 2017 and 2016, respectively. There was no current income tax expense or benefit for the Netherlands for the years ended December 31, 2018, 2017 and 2016.

The deferred income tax benefit from subsidiaries outside of the Netherlands is $87, $12 and $245 for the years ended December 31, 2018, 2017 and 2016, respectively. There was no deferred income tax expense or benefit for the Netherlands for the years ended December 31, 2018, 2017 and 2016.

During the year ended December 31, 2018, tax expenses from subsidiaries outside the Netherlands include $224 of tax related to previous years.

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2018	2017

Deferred tax assets:
Operating loss carryforwards	$17,627	$14,761
Capital loss carryforwards	143	147
Allowance for doubtful accounts	13	13
Tax credit carryforwards	560	558
Accrued expenses	682	910
Total deferred tax assets	19,025	16,389

Deferred tax liabilities:
Depreciation of property and equipment	(111)	(139)
	18,914	16,250
Valuation allowance	(18,478)	(15,901)
Deferred tax assets, net	$436	$349

The ultimate realization of the net deferred tax assets in each jurisdiction the Company does business in is dependent upon the generation of future taxable income in that jurisdiction during the periods in which net operating loss carry forwards are available and items that gave rise to the net deferred tax assets become deductible. At present, the Company does not have a sufficient history of generating taxable income in the various jurisdictions it does business in to conclude that it is more likely than not that the Company will be able to realize its net deferred tax assets in the near future and, therefore, a valuation allowance was established for the carrying value of the net deferred tax assets, with the exception of few locations, which are currently generating taxable income. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of any portion of the valuation allowance in other jurisdictions.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 14 – INCOME TAXES (CONTINUED)

In the United States of America, the Tax Cuts and Jobs act of 2017 was signed into law on December 2017. The law includes significant changes to the U.S. corporate income tax system, including a Federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and limitation on net operating losses generated after December 31, 2017. The re-measurement of deferred tax assets and liabilities due to the corporate rate deduction yielded a reduction in net deferred tax assets of $4,419 at December 31, 2017, which was offset by a full valuation allowance. The Company does not expect the legislation to have a near term impact on the Company’s current taxes because of the expectation of net losses utilization in future years.

As of December 31, 2018, the Company has net operating losses carry forwards of $33,843 in the Netherlands, which expire in 2019 through 2027. As of December 31, 2018, the Company has net operating loss carry forwards of $30,243 in the United States, which will expire in 2025 through 2037 and $5,140 in Israel, which do not expire. The ultimate utilization of such net operating loss carry forwards is limited in certain situations.

As of December 31, 2018, the Company has capital loss carry forwards of $594 in Israel. Such capital loss carry forwards do not expire and can be offset against future capital gains generated in Israel.

As of December 31, 2018, the Company has $560 in tax credits for the welfare to work and work opportunity programs in the United States that expire in 2024 through 2029.

During the year ended December 31, 2018 and 2017 the valuation allowance increased (decreased) by $2,593 and $(5,368), respectively.

The Company's effective income tax rate differs from the Netherlands' statutory rate of 25% as follows:

	Year Ended December 31,
	2017	2016	2016

Effective loss (income) tax benefit from continuing operations at statutory rate	$2,595	$(1,975)	$(837)
Rate differential	682	(545)	(493)
Non-deductible income (expense)	(565)	(131)	(89)
Adjustments to prior year tax losses	(408)	-	-
Tax rate change-impact on prior years	-	(4,472)	-
Changes in valuation allowance	(2,577)	5,368	457
Other	(412)	(278)	(42)
Income tax expense from continuing operations	$(685)	$(2,033)	$(1,004)

As of December 31, 2018 and 2017 there are no unrecognized tax benefits. As of December 31, 2018 and 2017, the Company has income tax payable of $1,958 and $3,144, respectively.

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the tax years 2012 to 2018 are subject to examination in the Netherlands and the United States. Income tax returns for the tax years 2013 to 2018 are subject to examination in foreign jurisdictions.

NOTE 15 - RELATED PARTY TRANSACTIONS

Entities related to two of the Company's Supervisory Board members provide legal services to the Company. Legal expense related to these services is $35, $47 and $58 for the years ended December 31, 2018, 2017 and 2016, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $9 and $9 due for these services as of December 31, 2018 and 2017, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 15 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company engages the services of a related party to provide certain selling and management services to its technology segment. The Company incurred expenses of $715, $254 and $227 for such services for the years ended December 31, 2018, 2017 and 2016, respectively. In addition, since April 2018, the related party serves as a board member of the Company and was paid an amount of $15 as board fees.

The Company engages the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $110, $95 and $52 for such services for the years ended December 31, 2018, 2017 and 2016 respectively.

In November 2015, the Company engaged the services of a related party to provide internal audit services. The Company incurred expenses of $155, $114 and $112 for such services for the years ended December 31, 2018, 2017 and 2016, respectively.

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

In August 2017, the Company engaged the services of a related party to provide certain selling and administrative services to its technology segment. The Company incurred expenses of $103 and $39 for such services for the years ended December 31, 2018 and 2017, respectively. In addition, the related party serves as a board member of the Company, and was paid an amount of $15 as board fees.

In April 2018, the Company issued 3,350,000 shares to certain directors and officers of the Company for a purchase price of $0.66 per share. In December 2018, additional 750,000 shares were issued to two related parties for a price of $0.48 per share.

In May 2018, the Company engaged the services of a related party to provide certain administration services. The Company incurred expenses of $53 for such services for the year ended December 31, 2018.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain premises under various operating leases.

Future minimum lease payments under such operating leases are as follows:

Year ending
December 31,

2019	3,739
2020	1,541
2021	981
2022	531
2023	273
$7,065

Rent expense for the years ended December 31, 2018, 2017 and 2016 is $4,956, $4,662, and $3,900 respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 16 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Letters of Credit and Guarantees

As of December 31, 2018 and 2017, the Company has approximately $233 in outstanding letters of credit. Such letters of credit are being secured by the same amounts in restricted cash with a commercial bank (see Note 2).

As of December 31, 2018 and 2017 the Company has €2,275 and €2,465 ($2,603 and $2,952 as of December 31, 2018 and 2017 respectively) in outstanding guarantees on its lines of credit arrangement in Europe (see Note 8).

Legal Proceedings

Claims by former employees

The Company is subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $650.

Minimum wage increase

In August 2015, the Company was informed about a court decision, which approved an increase to the minimum wage for the city of SeaTac, Washington (location of Seattle Airport). The increase to the minimum wage was originally approved by a vote in King County, Washington in 2013 (to be effective January 1, 2014). However, a court ruled that SeaTac employees were excluded from this increase because the airport was under the jurisdiction of the Port of Seattle and not the city of SeaTac. In August 2015, this decision was overturned by the State Supreme Court and accordingly, the Company is required to increase the minimum wage of its employees at the SeaTac Airport according to the court decision, effective January 1, 2014. At December 31, 2016, the Company has estimated that it has a liability of approximately $3,600 for back wages (inclusive of interest amounting to approximately $600) and has recorded an accrual for this liability. The Company is also a party to a dispute involving several former employees seeking payment of back wages. During the year ended December 31, 2017 the three legal disputes for back wages due to the SeaTac, WA Minimum Wage Ordinance were settled in the courts and the Company paid out approximately $1,993. As of December 31, 2018, the Company had accrued amounts of $508 (inclusive of interest amounting to $263) for the reminder of the settlement.

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

Agency Agreements

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3,000 ($4,320 as of December 31, 2018).

In March 2016, the Company entered into an agreement with a third party to assist the Company with the possible sale of one of the Company’s subsidiaries. The fees depend on the outcome of the assignment and are between 2% - 5% of the sale consideration but not less than $4,000. In February  2019 the agreement was amended. According to the amendment, in case that less than 50% of the voting stock or majority of the subsidiary assets are being sold the transaction fee will be 5% of the sale consideration but not lower than $3,000.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 16 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

In August 2017, the Company entered into an agreement with a third party to assist the Company with a possible sale of one of the Company’s subsidiaries. The fees depend on the outcome of the assignment and are between 2% - 10% of the sale consideration but not less than € 2,000 ($2,288 as of December 31, 2018).

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

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Year ended December 31, 2018:
Revenue	$-	$329,150	$16,071	$345,221
Depreciation and amortization	45	1,756	96	1,897
Income (loss) from continuing operations	(6,205)	(9,163)	4,304	(11,064)
Goodwill	-	695	-	695
Total assets from continuing operations	329	66,373	7,080	73,782

Year ended December 31, 2017:
Revenue	$-	$292,393	$5,289	$297,682
Depreciation and amortization	46	1,333	37	1,416
Income (loss) from continuing operations	(9,569)	16,078	(644)	5,865
Goodwill	-	1,044	-	1,044
Total assets from continuing operations	4,089	63,742	2,626	70,457

Year ended December 31, 2016:
Revenue	$-	$252,878	$2,698	$255,576
Depreciation and amortization	10	846	37	893
Income (loss) from continuing operations	(6,052)	10,654	(2,260)	2,342
Goodwill	-	314	-	314
Total assets from continuing operations	117	45,406	780	46,303

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 17 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

Revenue by country is summarized as follows:

	Year Ended December 31,
	2018	2017	2016

Germany	$134,646	$125,896	$108,692
The Netherlands	121,465	103,862	87,348
United States	57,594	52,234	47,733
Other countries	31,516	15,690	11,803
Total	$345,221	$297,682	$255,576

Property and equipment, net of accumulated depreciation and amortization, by country is summarized as follows:

	December 31,
	2017	2017

Germany	$225	$333
The Netherlands	1,118	1,668
United States	624	742
Other countries	2,296	462
Total	$4,263	$3,205

Property and equipment, net, in other countries include $1,838 and $71 property and equipment in Israel, as of December 31, 2018 and 2017, respectively.

NOTE 18 - SUBSEQUENT EVENTS

In January 2019, the entity related to the main shareholder converted $2,889 accrued interest into 3,852,364 shares at a price of $0.75 per share.

In April 2019, the Company amended the line of credit agreement with the commercial bank in order to temporarily increase the line of credit up to €16,000 under the same conditions through September 2019. The line of credit agreement will expire in December 2019 and new terms will be negotiated then.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(In thousands, except share data)

Valuation and Qualifying Accounts
(US $ in thousands)

		Charges
		(credit)	Charges
		to	to
	Beginning	Costs and	other		End of
	of year	Expenses	accounts	Deductions	Year

Allowance for doubtful accounts (1):
Year ended December 31, 2016	$50	$34	$-	$-	$84
Year ended December 31, 2017	84	97	(78)	-	103
Year ended December 31, 2018	103	303	(166)	-	240

Allowance for net deferred tax assets:
Year ended December 31, 2016	$22,143	$-	$-	$(874)	$21,269
Year ended December 31, 2017	21,269	-	-	(5,368)	15,901
Year ended December 31, 2018	15,901	-	2,593	-	18,494

(1) Write-off net of recoveries for the allowance for doubtful accounts.