Form 20-F
period 2019-12-31
ICTS INTERNATIONAL N V
filed 2020-06-15
CIK 1010134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

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

Alon Raich, Tel: +31-20-3471077,
Email: alon@ictsintl.com, Address: Same as above
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
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 35,433,333.

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key information

Operations

ICTS International N.V. was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS International N.V. and Subsidiaries (collectively referred to as “ICTS” or “Company") operate in three reportable segments: (a) corporate (b) aviation security and other aviation services and (c) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services business provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment is predominantly involved in the development and sale of authentication security software to financial and other institutions, predominantly in the United States of America and Europe.

Selected Financial Data

Selected data set forth below have been derived from the ICTS Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Selected Consolidated Financial Data set forth below should be read in conjunction with Item 5 Operating and Financial Review and Prospects, the ICTS Consolidated Financial Statements and the Notes to those Consolidated Financial Statements included in Item 18 in this Annual Report.

The COVID-19 outbreak has developed rapidly in 2020, with a significant number of infections. The Company is dependent mostly in Europe and the United States of America for its business on the airline industry. In addition, ICTS is an employee intensive company. As a result of flight restrictions, cancelled flights and quarantine, many employees had to be laid off and / or ordered to stay home, all of which has affected the Company’s 2020 cash flow. There have been proposed a number of Government Assistance programs and the Company has applied to those that are applicable to its business. The Company is evaluating the terms of additional programs and the Company’s eligibility for those programs. The Company’s business plan depends on the COVID-19 developments in the foreseen future and the recovery of the airline industry.

In July 2019, ABC Technologies B.V. and Subsidiaries (“ABC”), a subsidiary of ICTS issued preferred shares to an investor for a subscription price of $60 million in cash representing 24% of the outstanding share capital of ABC and 23.077% of the outstanding share capital of ABC on a fully diluted basis. ABC will retain $20 million on the sale proceeds for general working capital purposes and $40 million were transferred to its parent company, ICTS International N.V.

In July 2019, the Company repaid $30 million to the entity related to the main shareholder who provided the Company loans as convertible notes.

In November 2019, ABC issued preferred shares to a new investor for a subscription price of $20 million in cash representing 7.401% of the outstanding share capital of ABC and 7.143% of the outstanding share capital of ABC on a fully diluted basis.

The following table summarizes certain balance sheet data for the Company at December 31, 2019, 2018, 2017, 2016, and 2015:

	(U.S. dollars in Thousands)
	December 31,
	2019	2018	2017	2016	2015
Cash and cash equivalents	$52,352	$12,801	$9,073	$3,892	$7,912
Total current assets	103,136	67,219	61,982	43,908	40,002
Total assets from discontinued operations	-	-	306	853	-
Total assets	123,447	75,087	71,853	47,980	43,007
Total current liabilities	75,509	75,058	59,197	45,365	45,007
Total liabilities from discontinued operations	-	-	41	536	-
Total liabilities	84,832	109,943	98,595	81,457	85,215
Redeemable non-controlling interests	74,300	-	-	-	-
Shareholders' deficit	35,685	34,856	26,742	33,477	42,208

The following table summarizes certain statement of operations data for the Company for the years ended December 31, 2019, 2018, 2017, 2016, and 2015:

	U.S. dollars in Thousands
	Year ended December 31,
	2019	2018	2017	2016	2015

Revenue	$333,307	$345,221	$297,682	$255,576	$187,022
Cost of revenue	290,461	311,994	254,728	223,486	167,959
GROSS PROFIT	42,846	33,227	42,954	32,090	19,063
Operating expenses:
Research and development	5,060	3,657	2,683	2,660	2,565
Goodwill impairment	-	1,563	-	-	-
Selling, general and administrative	33,063	34,924	26,201	21,583	20,291
Total operating expenses	38,123	40,144	28,884	24,243	22,856
OPERATING INCOME (LOSS)	4,723	(6,917)	14,070	7,847	(3,793)
Equity Income from investment in affiliate	91	124	-	-	-
Other expenses, net	10,518	3,586	6,172	4,501	760
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(5,704)	(10,379)	7,898	3,346	(4,553)
Income tax expenses	1,549	685	2,033	1,004	149
INCOME (LOSS) FROM CONTINUING OPERATIONS	(7,253)	(11,064)	5,865	2,342	(4,702)
Loss from discontinued operations	-	289	95	-	-
NET INCOME (LOSS)	$(7,253)	$(11,353)	$5,770	$2,342	$(4,702)
Less: Net income (loss) attributable to non-controlling interests	789	(123)	(50)	-	-
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(8,042)	$(11,230)	$5,820	$2,342	$(4,702)

INCOME (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations	$0.26	$(0.47)	$0.28	$0.20	$(0.58)
Discontinued operations	-	(0.01)	-	-	-
Net income (loss)	$0.26	$(0.48)	$0.28	$0.20	$(0.58)

Weighted average number of shares outstanding	30,524,461	23,415,068	21,000,000	11,518,929	8,085,599

             Risk Factors

You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks are realized, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

COVID-19

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn.  It has also disrupted the normal operations of many businesses, including the Company’s.  It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the business or results of operations at this time. Governmental authorities imposed restrictions on non-essential activities, businesses suspended travel and popular leisure destinations temporarily closed to visitors. These conditions have impacted the Company’s business operations and revenue, as seen with decrease in demand of airport services among the airlines or airports as a result of decline in travel and reduced or cancelled flights, and adversely affect the Company’s business.  The Company expects the pandemic to have a significant impact on revenue volume during 2020; however, the extent of the impact is uncertain and is largely dependent on the duration of the pandemic. As a result, the Company is taking actions to identify additional sources of liquidity and reduce or defer costs thereby maximizing working capital and increasing financial flexibility. These actions include the reduction of expenses by furloughing a significant portion of the Company’s workforce and matching the hours worked to the current demand of airport services, the submission of an applications for financial assistance under the different governments support plans to be used for the continuation of payment of employee wages, salaries and benefits and, requests to increase existing and getting new loans for additional funding. Due to the unknown length of time of the pandemic, the Company cannot quantify its potential effect at this time.

Labor concerns

Several of our subsidiaries operate in many different jurisdictions in Europe, the United States of America and Asia and are therefore subject to the different labor laws of such jurisdictions. Any changes in such laws, as an example, the establishment or change of minimum wages, could have an adverse effect on the business of the Company.

In addition, some of our employees are covered by collective bargaining agreements with unions. Such collective agreement detail, inter alia, financial and non-financial entitlements to our employees that effect our financial results. relationship with unions, including work stoppages or changes in work rules, could have an adverse impact on our financial results.

In some jurisdictions and subject to legislation related to employees’ entitlements during sickness period, increase in employees’ sick rate could have an adverse impact on our financial results. Lack of manpower and/or employees’ turnover may lead to additional costs, as an example, recruitment and training cost, and therefore, increase in employees’ turnover rate could have an adverse impact on our financial results.

If any of such changes and/or circumstances have a financial impact on the Company and the Company is not able to fully adjust its fees for its services to accommodate such changes and/or circumstances, of which there is no assurance, there could be a material adverse effect on our business.

Further, escalating costs of providing employee benefits and other labor issues may lead to labor disputes and disruption of our business.

Potential liability claims

From time to time lawsuits have been commenced against the Company or its subsidiaries, usually claiming injury or damage to property. In addition, labor related issues, as an example, employee dismissal, may lead to labor disputes. Most of these claims are covered by insurance. In the event such claims are not covered by the insurance, there could be an adverse impact on the Company.

Our contracts with airports or airlines may be canceled or not renewed

Our revenues are primarily provided from services pursuant to contracts, which are cancelable on short notice at any time, with or without cause. We cannot assure you that existing clients will decide not to terminate our contracts or fail to renew a contract. In some jurisdictions and operations, contracts are subject to a tender detailing, inter alia, participation terms, cap pricing and award criteria. Few of the Company’s material contracts are expected to be tendered during the years 2020-2022. In addition, consolidation in the airline industry could also result in a loss of customers. Any such termination, failure to renew a contract with us and/or failure in tenders, could have a material adverse effect on our results of operations and financial condition. If our relationships with our major customers are impaired, then there may be a material adverse effect on our results of operations and financial condition. Our major customers include airports in Europe and major airlines servicing the United States of America. The aviation industry might encounter difficulties and this may have a material adverse impact on our business.

Terrorism, war or risk of war

Our business is affected by numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against the countries where the Company has a presence, rumors or threats of war, actual conflicts involving those countries or their allies, or military or trade disruptions affecting customers may materially adversely affect operations. Our facilities, and equipment could be direct targets or indirect casualties of terrorist attacks and acts of war. Strategic targets such as high-technology aviation security assets, passenger terminals or aircrafts may be at greater risk of future terrorist attacks than other targets. It is possible that any, or a combination, of these occurrences could have a material impact on the business of the Company, on cash flows, results of operations, financial condition, business reputation, claims etc. In addition, insurance premiums for some or all of our current coverages could increase dramatically, or certain coverages may not be available to us in the future.

Losses from continuing operations

The Company incurred income (loss) from continuing operations of $(7.3) million, $(11.1) million and $5.9 million in 2019, 2018 and 2017, respectively. The Company has a shareholders’ deficit of $35.7 million and $34.9 million as of December 31, 2019 and 2018, respectively. If we are unable to obtain new service contracts, increase revenues, increase profitability and reduce the Company’s shareholders deficit, our financial condition and results of operations might be affected and our share price may decline.

Loans from third parties

Our financing activities have consisted of loans from banks and other third parties. There is no assurance that those third parties will continue providing loans to the Company and even if loans are made, there is no assurance that the terms will be favorable to the Company.

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

Acquiring or investing in other businesses

From time to time, the Company may seek to acquire or invest in other business, which may or may not be related to the business of the Company. No assurance can be given that the Company will acquire or invest in any companies. If the Company decides to acquire or invest, no assurance can be given that such acquisition or investment will be successful.

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

Main shareholders

As of June 1st, 2020, the MacPherson Trust (including Ultimate Beneficial Owners) and Mr. M.J. Atzmon, own or control together approximately 75.3% of our issued and outstanding common stock (excluding conversion rights). As a result of such ownership and conversion rights, the MacPherson Trust together with Mr. Atzmon are able to significantly influence and / or control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. Mr. Atzmon, the Chairman of the Supervisory Board, disclaims any benefit or interest in the MacPherson Trust. Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

Dividends

We do not expect to pay any cash dividends on our common stock in the foreseeable future.

The ability of Shareholders to bring action or enforce judgments against the Company, the Managing Directors and the Supervisory Directors may be limited since ICTS is a foreign company

The ability of shareholders of ICTS (Shareholders) to bring actions against ICTS, the  members of the management board of ICTS (Management Board and its members Managing Directors) and the members of the supervisory board of ICTS (Supervisory Board and its members Supervisory Directors) or to enforce liabilities predicated upon non-Dutch laws may be limited.

The Company is a public company with limited liability (naamloze vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands. The corporate affairs of ICTS are governed by the articles of association of ICTS (the Articles of Association) and by the laws governing companies incorporated in the Netherlands. Significant number of ICTS’ assets and activities are located outside the United States of America. In addition, Managing Directors and Supervisory Directors are residents of countries other than the United States of America.

The United States of America and the Netherlands currently do not have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. In addition, the countries of residence of the Managing Directors, the Supervisory Directors and of the Company's employees may also not have a treaty providing for the reciprocal recognition and enforcement of judgments. Consequently, a final judgment for payment given by a court in the United States of America, whether or not predicated solely upon US securities laws, would not be enforceable in the Netherlands. Accordingly, a final judgment for payment rendered by a court in the United States of America, whether or not predicated solely upon US securities laws, will not be recognized and enforced by the Dutch courts. However, if a person has obtained a final and conclusive judgment for the payment of money rendered by a court in the United States of America which is enforceable in the United States of America and files his claim with the competent Dutch court, the Dutch court will generally give binding effect to such foreign judgment insofar as it finds that (i) the jurisdiction of the US court has been based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the US court was rendered in legal proceedings that comply with the standards of the proper administration of justice that includes sufficient safeguards (behoorlijke rechtspleging) and (iii) the judgment by the US court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgement in the Netherlands and except to the extent that the foreign judgment contravenes Dutch public policy (openbare orde). It is uncertain whether this practice extends to default judgments as well. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a US court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of US courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code (Wetboek van Burgerlijke Rechtsvordering).

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

History and Development of the Company:

Aviation Security and Other Aviation Services Business

In the wake of the events which occurred on September 11, 2001, the Federal Government of the United States of America, in November 2001, enacted the Security Act Public Law 107-71. Under the Security Act, entities may provide aviation security services in the United States of America only if they are owned and controlled at least 75% by U.S. citizens. As a company organized under the laws of the Netherlands, ICTS is not able to comply with the ownership requirements under the Security Act. The Security Act is administered through the Transportation Security Administration (“TSA”).

In the fourth quarter of 2002, pursuant to the Security Act, the Federal government through the TSA, took over substantially all of the aviation security operations in U.S. airports. As a result, ICTS, through its wholly-owned subsidiary, Huntleigh USA Corporation (“Huntleigh”), provides limited aviation security services in the United States of America.

In 2001 and 2002, ICTS sold substantially all of its European operations in two stages, for an aggregate purchase price of $103 million. As a result of the sale, ICTS fully divested itself at that time from its European operations, except for its operations in the Netherlands and Russia.

In February 2005 the Company decided to re-enter the European aviation security market. In March 2005, the Company established a wholly owned subsidiary, I-SEC International Security B.V. and Subsidiaries (“I-SEC”), under which all the European aviation security activities provided by ICTS are operated. Since then I-SEC established new subsidiaries throughout Europe and the Far East.

Authentication Technology Business

Our technology business is primarily involved in the development and sale of authentication security software to financial and other institutions, mainly in the United States of America and Europe.

Business Overview

General

ICTS provides the following services through its subsidiaries as follows:

I-SEC supplies aviation security services at airports in Europe and the Far East.

Huntleigh provides mostly non-security aviation related services in the United States of America.

ABC, through AU10TIX Limited and its subsidiaries (“AU10TIX”) develops technological systems and authentication solutions for financial and other institutions.

Business Strategy

We are currently pursuing the following business strategy:

Aviation Security Operations in Europe and the Far East

Through the I-SEC subsidiaries, we supply aviation security to airports, airlines and governments in Europe and the Far East. I-SEC is continuously looking for ways to extend its operations in new and existing locations.

Other Aviation Related Services in the U.S.

We continue to provide limited security services and non-security aviation related services in the U.S. through our subsidiary, Huntleigh. Huntleigh is continuously looking for ways to extend its operations in new and existing locations.

Developing Authentication Technology

We are focusing on selling and developing authentication technologies for financial and other markets all over the world through our subsidiary AU10TIX Limited (“AU10TIX”). AU10TIX is continuously looking for ways to extend the services it provide, both to new and existing customers.

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

I-SEC's management and key personnel are widely recognized in the industry as developers of pioneering aviation security concepts, methods and technologies, focusing on airport security and on high-risk environments. With its highly skilled and experienced professional staff, supported by proprietary technological innovations, I-SEC is ideally positioned to deliver cost-effective aviation security solutions and services to airlines and airports with varying operational volumes and needs.

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

Services offered in the United States of America

As of December 31, 2019 Huntleigh provides limited aviation security services and other separate services at approximately 28 airports in 20 states.

The limited security services provided by Huntleigh involve the following:

•	Private Charter Flight Screening for Airlines - which includes security check of passengers' body and carry-on items.
•	Cargo Security Screening – for some international and domestic carriers.
•	Catering Security Screening – for some international and domestic carriers.
•	Aircraft Security Screening – for some international and domestic carriers.
•	Aircraft Search – Search of the entire aircraft to detect dangerous objects.

Each of the non– security services involve one of the following specific job classifications:

Agent Services for Airlines

Agent services include: passenger service, vendor behind counters, passenger service representative (PSR) and baggage service (BSO). Although an agent is a Huntleigh employee, the employee is considered a representative of specific airlines.

Guard Services

Guard services involve guarding secured areas, including aircraft. Huntleigh also provides guard services to schools, places of worship, HOA’s, events, etc. In addition, Huntleigh is offering and providing camera security monitoring services.

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

Equipment for Passengers with Restricted Mobility

In December 2019, Aviation Mobility Solutions Inc. was formed to find, evaluate and deliver new and innovative products for passengers with restricted mobility.

Authentication Systems and Solutions

AU10TIX is involved in the development and sales of the authentication technology listed below.

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

Marketing of Security Systems and Technology

We market our technologies by participating in Requests for Proposals, lead generation and approaching potential service providers such as airports, airlines, financial services providers including banks, lenders, payments providers, money transfer providers, cryptocurrency platforms, leasing and car financing companies, telecom, and other existing and potential customers.

Investments

Artemis Therapeutics, Inc.

As of December 31, 2019, the Company owns 198,311 shares or 3.8% of the outstanding common stock of Artemis Therapeutics, Inc. (“ATMS”). As of December 31, 2019, ATMS has no operating business.

The Company suspended its use of the equity method to accounting for this investment in 2007 after its investment balance was reduced to zero.

As of December 31, 2019 and 2018, the Company’s share of the underlying net assets of ATMS is equal to the Company’s carrying value of its investment in ATMS ($0 at December 31, 2019 and 2018). The market value of the Company's investment in ATMS as of December 31, 2019 and 2018 is $0 million and $0.1 million, respectively.

The Company evaluated the stock price of ATMS but as ATMS share price is low, the number of shares that are being traded is low, and as ATMS still does not have any revenue, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero.

White Line B.V.

In March 2017, the Company invested an amount of $2 million in White Line B.V., a limited company incorporated in the Netherlands. White Line is a holding and finance company. Because White Line B.V. is a private, closely-held company, there is no active market for this investment. Therefore, the Company has elected to measure the investment at cost minus impairment. In October 2017, the Company invested additional amount of $1.5 million in White Line. The total investment represented 10% of the issued and outstanding share capital of White Line.

The Company had an agreement with an entity related to its main shareholder, according to which, if the value of this investment decrease, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $3.5 million. The guaranty is effective after three years of the date of purchase and terminates after five years.

In December 2018, the Company reached into an agreement with the related party entity in order to preface the sale of the investment. The related party entity purchased the full investment from the Company in December 2018, for $3.5 million in exchange for reduction in the convertible notes payable to a related party.

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”) and to provide aviation security and non-security services in South Korea. Each one of the parties holds 50% (fifty percent) of the JVC’s equity. The Company uses the equity method for this investment. As of December 31, 2019, the Company’s investment is 381,332 KRW ($0.3 million as of December 31, 2019 and 2018). For the years ended December 31, 2019 and 2018, the Company recognized a profit in its consolidated statements of operations of 105,092 KRW and 133,550 KRW, respectively ($0.1 million and $0.1 million, respectively) from its investment in the JVC. In addition, each one of the partners, provided in June 2018 to the JVC a loan of 200,000 KRW in order to fund the working capital of the JVC. The loan bears interest of 1.3% per year. As of December 31, 2019 and 2018, the outstanding balance of the loan was 0 and 200,000 KRW respectively ($0 and $0.2 million as of December 31, 2019 and 2018, respectively), shown in the consolidated balance sheets as other assets.

Mesh Technologies, Inc.

In January 2019, the Company invested an amount of $0.1 million in Mesh Technologies, Inc. (“Mesh”), a company incorporated in Delaware, USA. As of December 31, 2019, the investment represented 0.6% of the issued and outstanding share capital of Mesh. Mesh is a technology company providing cross border payments technology by innovating on the existing payment rails of established card networks available in the market. As Mesh is a private, closely held company, there is no active market for this investment. Therefore, the Company has elected to measure the investment at cost minus impairment.

Arrow Ecology & Engineering Overseas (1999)

In December 2019, the Company invested an amount of $1.7 million in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”), a limited company incorporated in Israel. Arrow develops and operates a sustainable green process to recycle mixed and sorted municipal solid waste. The Company purchased few types of shares representing 23.3% of Arrow’s equity for an amount of $0 million and shareholders loans were purchased for a price of $1.7 million. The Company uses the equity method for this investment. As the investment in Arrow was acquired at the end of December 2019, the Company did not recognise profit or loss regarding this investment for the year ended December 31, 2019.

The Company has an agreement with an entity related to its main shareholder, according to which, if the value of the investment decrease, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $1.8 million. The guarantee is effective immediately as of the date of purchase and terminates after three years. Some Directors and managers of Arrow are related parties of the Company.

Revenue

Revenue generated from customers by geographical area based on the geographical location of the customers invoicing address is as following:

Revenue in Germany
Our revenue in Germany during the years 2019, 2018 and 2017 totaled $137.2 million (41% of total revenue), $134.6 million (39% of total revenue) and $125.9 million (42% of total revenue), respectively.

Revenue in The Netherlands
Our revenue in The Netherlands during the years 2019, 2018 and 2017 totaled $97.7 million (29% of total revenue), 121.5 million (35% of total revenue) and $103.9 million (35% of total revenue), respectively.

During the year ended December 31, 2018, Procheck was advised by its only customer, that its services are not required, its contract would not be renewed and would end on December 31, 2018, following a change in the governmental security concept in the Netherlands. Upon the expiration of the agreement Procheck will be closed. Procheck revenues during the years 2019, 2018 and 2017 totaled $0 million (0% of total revenue), $24.0 million (7% of total revenue) and $18.5 million (6% of total revenue), respectively.

Revenue in the U.S.
Our revenue in the United States of America during the years 2019, 2018 and 2017 totaled $73.7 million (22% of total revenue), $69.5 million (20% of total revenue) and $54.9 million (18% of total revenue), respectively.

Revenue in other locations
Our revenue in other locations during the years 2019, 2018 and 2017 totaled $24.7 million (8% of total revenue), $19.6 million (6% of total revenue) and $13.0 million (5% of total revenue), respectively. Increase in revenue was primarily a result of increase in services provided to new and existing customers as part of the expansion of the Company’s authentication technology segment.

Major Customers

Revenue from two customers represented 69% of total revenue during the year ended December 31, 2019 of which one customer accounted for 41% and the other customer accounts for 28% of total revenue. Accounts receivable from these two customers represented 57% of total accounts receivable as of December 31, 2019.

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

Discontinued Operations

During the year ended December 31, 2017, the Company committed to a plan to cease the aviation security operations of its subsidiary in Cyprus. As of December 31, 2019 and 2018, the Company had no assets or liabilities in its balance sheet, that relate to the discontinued operations. Loss from discontinued operations for the years ended December 31, 2019, 2018 and 2017, totaled $0 million, $0.3 million and $0.1 million, respectively.

Climate Change Regulation

Our business is not affected directly or indirectly in any way by existing and pending, local, state, regional, federal or international legal requirements and agreements related to climate change.

Organizational Structure

The following are the active subsidiaries of ICTS as of June 1, 2020:

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
I-SEC Spain Security Management S.L. (Spain - 100%) which holds the shares of:
I-SEC Aviation Security S.L. (Spain – 100%)
I-SEC Italia s.r.l. (Italy - 100%), which holds the shares of:
I-SEC Services Italia s.r.l. (Italy – 100%)
I-SEC Japan K.K. (Japan - 100%)
I-SEC India Security Services Private Limited (India – 67%)
I-SEC Denmark A/S (Denmark – 100%)
I-SEC Security Services GmbH (Germany – 100%)
I-SEC Aviation Security A.B. (Sweden – 100%)
I-SEC Norway AS (Norway – 100%)
I-SEC German Holding B.V.* (Netherlands – 100%) which holds the shares of:
I-SEC Verwaltungs SE* (Germany – 100%)
Freezone I-SEC Korea Inc (South Korea – 50%)

ICTS USA, Inc. (New York - 100%) which holds the shares of:
Huntleigh USA Corporation (New York, USA - 100%)
Aviation Mobility Solutions, Inc (Dallas USA – 100%)
Tech Marketing Services, Inc (Dallas USA – 100%)

ABC Technologies B.V. (The Netherlands – 100%) which holds the shares of:
AU10TIX Limited (Cyprus – 100%) which holds the shares of:
AU10TIX B.V. (The Netherlands – 100%) which holds the shares of:
10TIX Authentication and Identification Advanced Systems Ltd. (Israel – 100%)

*I-SEC German Holding B.V. is a limited partner together with I-SEC Verwaltungs SE general partner of I-SEC Deutsche Luftsicherheit SE&Co.KG

Property, Plant and Equipment

The Company leases certain premises under various operating leases. Maturities of operating lease liabilities as of December 31, 2019 were as follows (in millions):

Year ended December 31,
2020	$3.1
2021	2.1
2022	1.7
2023	1.6
2024	1.3
Thereafter	2.1
$11.9

Rent expense for the years ended December 31, 2019, 2018 and 2017 is $4.4 million, $5.0 million and $4.7 million, respectively.

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

Overview

The Company operates in three reportable segments (a) corporate (b) airport security and other aviation services and (c) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment is predominantly involved in the development and sale of authentication security software to financial and other institutions, predominantly in the United States of America and Europe. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are listed below. Please refer to Note 2 of ICTS’s consolidated financial statements included in this Annual Report for the year ended December 31, 2019 for a summary of ICTS’s significant accounting policies.

Discussion and Analysis of the Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2019, 2018 and 2017, however our discussion of the results of operations excludes the comparison of the results for the years ended December 31, 2018 and 2017. Refer to item 5, Operating and Financial Review and Prospects-Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2018 which was filed with the SEC on May 9, 2019.

	U.S. dollars in Thousands
	Year ended December 31,
	2019	2018	2017

Revenue	$333,307	$345,221	$297,682
Cost of revenue	290,461	311,994	254,728
Gross profit	42,846	33,227	42,954
Operating expenses:
Research and development	5,060	3,657	2,683
Goodwill impairment	-	1,563	-
Selling, general and administrative	33,063	34,924	26,201
Total operating expenses	38,123	40,144	28,884
OPERATING INCOME (LOSS)	4,723	(6,917)	14,070
Equity income from investment in affiliate	91	124	-
Other expenses, net	(10,518)	(3,586)	(6,172)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(5,704)	(10,379)	7,898
Income tax expenses	1,549	685	2,033
INCOME (LOSS) FROM CONTINUING OPERATIONS	(7,253)	(11,064)	5,865
Loss from discontinued operations	-	(289)	(95)
NET INCOME (LOSS)	(7,253)	(11,353)	5,770
Less: Net income (loss) attributable to non-controlling interests	789	(123)	(50)
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(8,042)	$(11,230)	$5,820

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
Revenue	100.0%	100.0%	100.0%
Cost of revenue	87.1%	90.4%	85.6%
Gross profit	12.9%	9.6%	14.4%
Research and development	1.5%	1.1%	0.9%
Goodwill impairment	-%	0.4%	-%
Selling, general and administrative	9.9%	10.1%	8.7%
Total operating expenses	11.4%	11.6%	9.6%
OPERATING INCOME (LOSS)	1.5%	(2.0)%	4.8%
Equity income from investment in affiliate	-%	-%	-%
Other expenses, net	(3.2)%	(1.0)%	(2.1)%
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(1.7)%	(3.0)%	2.7%
Income tax expenses	0.5%	0.2%	0.7%
INCOME (LOSS) FROM CONTINUING OPERATIONS	(2.2)%	(3.2)%	2.0%
Loss from discontinued operations	-%	(0.1)%	-%
NET INCOME (LOSS)	(2.2)%	(3.3)%	2.0%
Less: Net income (loss) attributable to non-controlling interests	0.2%	-%	-%
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	(2.4)%	(3.3)%	2.0%

The following table sets forth, for the annual periods indicated, the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	(U.S. dollars in Thousands)
	Year ended December 31,
	2019	2018	2017
Germany	$137,207	$134,646	$125,896
Netherlands	97,700	121,465	103,862
United States of America	73,719	69,548	54,891
Other	24,681	19,562	13,033
Total	$333,307	$345,221	$297,682

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

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

Revenue

Total revenue decreased from $345.2 million in 2018 to $333.3 million in 2019.

Revenue generated in Germany was $137.2 million in 2019 compared to $134.6 million in 2018. The increase in revenue generated in Germany was primarily a result of additional services provided to our local customers (Frankfurt, Hamburg and Hannover Airports). Revenue was affected also by exchange rates as revenue is being translated from Euro to USD. Revenue of 2018 according to the 2019 exchange rate would have been $127.7 million, representing a decrease of 5.1% in exchange rate.

Revenue generated in the Netherlands was $97.7 million in 2019 compared to $121.5 million in 2018. The 2018 revenues include also the Procheck revenues of $24.0 million, which its contract was terminated in December 31, 2018. Revenue was affected also by exchange rates as revenue is being translated from Euro to USD. Revenue of 2018 according to the 2019 exchange rate would have been $115.2 million, representing a decrease of 5.1% in exchange rate.

Revenue generated in the United States of America was $73.7 million in 2019, compared to $69.5 million in 2018. The increase in revenue generated in the United States of America was a result of additional services provided to customers by our authentication technology segment by $6.4 million due to new customers and expended services for current customers. Revenue from other aviation services decreased by $2.2 million in 2019 compared to 2018, mostly due to termination of existing contracts.

Revenue outside Germany, the Netherlands and the United States of America totaled $24.7 million in 2019 compared to $19.6 million in 2018. Increase in revenue was primarily a result of increase of services provided to new and existing customers by our Aviation Security operations in Europe and the Far East, by $3.8 million. Our authentication technology segment also had increased services for existing and new customers of approximately $1.3 million.

Cost of revenue

Cost of revenue was $290.5 million or 87.1% of revenue in 2019, compared to $312.0 million or 90.4% of revenue in 2018. Cost of revenue decreased in the airport security and other aviation services segment, compared to previous year, mainly as 2018 figures include $22.3 million cost of revenue of Procheck. As that company had no operations in 2019, its cost of sales in 2019 was $0. The majority of cost of revenue relates to payroll and related costs. Cost of revenue increased in the authentication technology segment compared to previous year, however the cost of revenue as a percentage of revenue has decreased as a result of the authentication technology segment higher margin than the Airport Security and Other Aviation Services segment.

Research and Development expenses

Research and development costs were $5.1 million or 1.5% of revenue, compared to $3.7 million or 1.1% in 2018. As the authentication technology segment continues to increase its sales and activities, the Company increased the number of employees in its Research and Development department, resulting in increase of the R&D costs.

Goodwill impairment

During the year ended December 31, 2019, there was no goodwill impairment cost.

At December 2018, the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting units exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the carrying value of the reporting unit exceeded fair value.

The quantitative impairment test included comparing the carrying value of the reporting unit, including the existing goodwill and intangible assets, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, a goodwill impairment charge is recorded for the amounts in which the carrying value of the reporting unit exceeds the fair value of the reporting unit, up to the amount of goodwill attributed to the reporting unit. After performing the quantitative testing, it was determined that the carrying amount exceeds the reporting unit’s fair value, resulting in an impairment charge of $1.6 million for the year ended December 31, 2018.

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

In January 2018, the Company acquired 100% of the outstanding shares of Abydos Consultores de Sistemas S.L.U and recorded goodwill of €0.2 million ($0.2 million as of December 31, 2018). The purpose of the acquisition was to increase the Company’s activities in Spain. As the Company did not win in any of the main bids on which it participated during 2018, revenue, operating profits and cash flows were lower than expected in 2018. The earnings forecast for the next four years was revised and an impairment loss of €0.2 million ($0.2 million as of December 31, 2018) was recognized. The fair value of Abydos Consultores de Sistemas S.L.U. was estimated using the expected present value of future cash flows.

In July 2018, the Company acquired 100% of the outstanding shares of Detact Security Solution AB and recorded goodwill of 9.0 million SEK ($1.0 million as of December 31, 2018). The purpose of the acquisition was to penetrate the Swedish market. After the acquisition, a major customer has terminated the contract with the Company. As a result, the revenue, operating profits and cash flows will be lower than expected. The earnings forecast for the next four years was revised and an impairment loss of 9.0 million SEK ($1.0 million as of December 31, 2018) was recognized. The fair value of Detact Security Solution AB was estimated using the expected present value of future cash flows.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses were $33.1 million or 9.9% of revenue in 2019, compared to $34.9 million or 10.1% of revenue in 2018, which included $3.0 million SG&A expenses of Procheck. On the other hand, the authentication technology segment, increased in total its SG&A costs by $1.5 million in 2019 as part of its expansion and increase of sales in 2019, primarily for payroll and related expenses of $0.8 million and marketing expenses of $0.3 million.

Equity income from investment in affiliate

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company, in order to provide aviation security and non-security services in South Korea. Equity income from investment in affiliate relates to this Joint Venture and totaled in 2019 $0.1 million, as in previous year.

Other expenses, net

Other expenses, net, were $10.5 million or 3.2% of revenues in 2019, compared to $3.6 million or 1.0% of revenues in 2018. During 2019, the Company paid a one-time compensation for exchange rate and related losses in the amount of $8.1 million to the entity related to the main shareholder who provided the Company loans as convertible notes. Additionally, the Company repaid $30 million of the convertible notes, which reduced the interest expense during the second half of the year. Interest expense to related parties totaled $1.2 million in 2019 compared to $2.7 million in 2018. Total foreign currency loss in 2019 was $0.1 million compared to gain of $0.4 million in 2018.

Other interest expenses and other bank charges were $1.5 million in 2019 compared to $1.3 million in 2018. Increase relates to the increase of usage of the line of credit in Europe, following the payment of €8.0 million ($9.2 million) expenses in Procheck.

Income Tax Expenses

Income tax expenses were $1.5 million or 0.5% of revenue in 2019 compared to $0.7 million or 0.5% of revenue in 2018. Income tax expenses relating to the authentication technology segment were $1.3 million in 2019 compared to $0.6 million in 2018, an increase following the authentication technology segment increase of operations and profitability. Income tax expenses relating to the airport security and other aviation services were $0.2 million in 2019 compared to $0.1 million in 2018.

Loss from discontinued operations

Loss from discontinued operations was $0 million in 2019, compared to $0.3 million in 2018, which related to the operations in the Company’s subsidiary in Cyprus.

Reportable Segment

The following table sets forth, for the annual periods indicated, certain financial data related to the Company’s reportable segments, however our discussion of the reportable segments excludes the comparison for the year ended December 31, 2017. Refer to item 5, Operating and Financial Review and Prospects – Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on May 9, 2019.

	U.S. Dollars in thousands
		Airport
		Security
		and Other
		Aviation	Authentication
	Corporate	Services	Technology	Total
Year ended December 31, 2019:
Revenue	$-	$309,548	$23,759	$333,307
Depreciation and amortization	46	1,328	314	1,688
Income (loss) from continuing operations	(11,740)	(2,406)	6,893	(7,253)
Goodwill	-	681	-	681
Total assets from continuing operations	23,381	64,647	35,419	123,447

Year ended December 31, 2018:
Revenue	$-	$329,150	$16,071	$345,221
Depreciation and amortization	45	1,756	96	1,897
Income (loss) from continuing operations	(6,205)	(9,163)	4,304	(11,064)
Goodwill		695		695
Total assets from continuing operations	329	66,373	8,385	75,087

Year ended December 31, 2017:
Revenue	$-	$292,393	$5,289	$297,682
Depreciation and amortization	46	1,333	37	1,416
Income (loss) from continuing operations	(9,569)	16,078	(644)	5,865
Goodwill		1,044		1,044
Total assets from continuing operations	4,089	63,742	3,536	71,367

Corporate Segment

The Company’s loss from continuing operations in the corporate segment increased from $6.2 million in 2018 to $11.7 million in 2019. In 2019, the Company had the one-time expense compensation of $8.1 million for exchange rate and related losses as noted above. During 2018 the corporate segment had consultancy expenses of $1.2 million as part of its examination of bringing new investors to the group.

Airport Security and Other Aviation Services Segment

Decrease in revenue from airport security and other aviation services from $329.2 million in 2018 to $309.5 million in 2019 relates primarily to the termination of the Procheck contract as of December 31, 2018. Revenues of Procheck during the year ended December 1, 2018 were $24.0 million.

The Company’s losses from continuing operations related to airport security and other aviation services were $2.4 million in 2019 compared to loss of $9.2 million in 2018. The main reasons for the difference in losses between  2018 and 2019 are: (a) in 2018 the segment recognized expenses of $9.2 million for closing and severance costs related to the closure of Procheck, (b) As Procheck used to be a profitable company, adding to the segment’s profitability (excluding one-time expenses regarding the closing), in 2019, there have been no profits from Procheck which increased the segments losses in 2019, (c) in 2018 the segment incurred $1.6 millions of goodwill impairment relating to Procheck, Abydos Consultores S.L.U. (currently named I-SEC Aviation Security S.L.) and Detact Security Solution A.B., all wholly owned subsidiaries of the Company, (d) during the year 2019, the segment’s operational costs as training, increase in sick rate and overtime payments to employees continued to increase which reduced the profitability of the segment

Authentication Technology Segment

Revenue in 2019 from the authentication technology segment was $23.8 million compared to $16.1 million in 2018. The segment continued to increase its revenue from existing customers in addition to new ones. The profit from continuing operations in this segment amounted to $6.9 million in 2019 compared to $4.3 million in 2018.

Liquidity and Capital Resources

The Company’s most significant expenditures consist of payroll, related costs, professional fees and interest. The Company has historically financed such expenditures through cash flows from operations, funding received from lines of credit, loans with lenders in Europe, the United States of America, Israel and borrowings from a convertible note arrangement with a related party.

As of December 31, 2019 and 2018, the Company had cash, cash equivalents and restricted cash of $54.8 million and $15.9 million, respectively. As of December 31, 2019 and 2018 restricted cash were $2.5 million and $3.1 million which consist of collateral for our letters of credit in the United States of America and restricted bank accounts in the Netherlands, which are restricted for payments to local tax authorities.

As of December 31, 2019 and 2018, the Company had a working capital (deficit) of $27.6 million and $(7.8) million, respectively and shareholders’ deficit of $35.7 million and $34.9 million, respectively. During the years ended December 31, 2019, 2018 and 2017, the Company incurred net income (loss) from continuing operations of $(7.3) million, $(11.1) million and $5.9 million, respectively, and cash flows provided by (used in) operating activities of $(9.1) million, $7.4 million and $9.1 million, respectively.

The Company has a line of credit in the Netherlands up to €12 million ($13.2 million as of June 1, 2020), which will expire in March 2021 and additional line of credit in the United States of America up to $10 million, which will expire in October 2021. As of May 31, 2020, the Company’s borrowings under the line of credit in Netherlands were approximately €11.5 million ($12.7 million) and had approximately €15.9 million ($17.5 million) in cash, resulting in availability of €16.4 million ($18.0 million), but the Company was in default of certain financial covenants. The Company is currently working with this lender in regards with this default. The Company anticipates that it will be able to extend its lines of credit.

In June 2020, the Company amended the agreement with the entity related to the main shareholder to extend the period of the notes until June 30, 2021. The maximum amount of the notes will be $3.5 million, excluding interest.

The Company’s business plan project losses from operations in 2020 following the COVID-19 outbreak. The COVID-19 outbreak developed rapidly in 2020, with a significant number of infections. The Company is dependent mostly in Europe and the United States of America for its business on the airline industry. In addition, ICTS is an employee intensive company. The Company’s business plan depends on the COVID-19 developments in the foreseen future and the recovery of the airline industry.

The decisions taken by various governments have affected economic activity and the Company’s business as following:

•
Decrease of travel by flights, reducing the demand for services the Company provide as part of its Airport Security and other aviation services. As a result, our cumulative revenues in the first four months at 2020 was approximately $8.3 million lower than our 2019 revenues in the same period with the major negative impact identified in March and April, which has been continuing in May and June, so far. Many of the Company’s employees were laid off and / or ordered to stay home. The Company’s operating results have declined significantly in 2020 and our liquidity has been negatively impacted.

•
Governments in some of the countries in which we operate have also announced the implementation of government assistance measures, which may mitigate the impact of the COVID-19 outbreak on our results and liquidity. In the United States of America, the government has approved a payroll support of $13.7 million to the American subsidiary of the Company. In the Netherlands, the government has approved a support of €8.3 million ($9.1 million as of June 1, 2020) for the period April 1, 2020 until June 30, 2020 under the NOW program.  In addition, once the current support period will expire, the Company is entitled to request additional support for the period July 1, 2020 until October 31, 2020 and is expecting to get €6.9 million ($7.6 million as of June 1, 2020).  In Germany, the Company is eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements. The Company has already applied for this support starting from April 2020. These available governmental support plans might be extended and/or changed according to the future COVID-19 developments.  In addition the Dutch and the German governments are providing through local banks long term loans up to 10 years to companies that meet certain requirements. The Company is evaluating the terms of those loans and its eligibility to such loans.

•
Depending on the duration of the COVID-19 crisis and continued negative impact on economic activity, the Company might experience further negative results and liquidity restrains. The exact impact on our activities in the remainder of 2020 and thereafter cannot be predicted.

Alternate Sources of Liquidity

In July 2019, ABC issued preferred shares to an investor for a subscription price of $60 million in cash representing 24% of the outstanding share capital of ABC and 23.077% of the outstanding share capital of ABC and its subsidiary on a fully diluted basis. ABC will retain $20 million on the sale proceeds for general working capital purposes and $40 million were transferred to its parent company, ICTS International N.V. In July 2019, the Company repaid $30 million to the entity related to the main shareholder who provided the Company loans as convertible notes.

In November 2019, ABC issued preferred shares to a new investor for a subscription price of $20 million in cash representing 7.401% of the outstanding share capital of ABC and 7.143% of the outstanding share capital of ABC and its subsidiaries on a fully diluted basis.

The Company’s business plan for twelve months from the issuance of this report projects income from operations, positive cash flows and includes the receipt of governmental funding from the United States of America and the Netherlands discussed above. In the event that one of the lenders recall the loan, the Company has other current available liquidity to ensure the financing of its operations. If the impact of COVID-19 negatively impacts the Company beyond its current forecast, the Company could also receive additional funding in the Netherlands under the NOW program and from Germany.  Furthermore, the Company has alternate sources of liquidity that it could access to ensure its ability to continue as a going concern. There can be no assurance that management will be successful in achieving its business plan.

The below analysis of cash flows excludes discussions related to year ended December 31, 2017. Refer to items 5, operating and Financial review and Prospects-Liquidity and Capital Resources in our Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on May 9, 2019.

Cash Flows from Operating Activities

Our cash flows from operating activities vary significantly from year to year, depending on our operating results, timing of cash receipts and disbursements on accounts receivable, accounts payable, accrued expenses and other current liabilities.

Net cash used in operating activities for the year ended December 31, 2019 was $9.1 million. This cash used in, resulted primarily from decrease in accrued expenses and other current liabilities of $7.1 million relating to the payment of Procheck’s termination costs, decrease of income taxes payable of $1.8 million following the lower profitability in the European operations of the aviation security, decrease of VAT payable of $4.7 million, mostly as a result of time difference between the actual dates of payment and the fact that the VAT as of December 31, 2019,does not include VAT for the operations of Procheck, and net loss of $7.3 million. This was offset mainly by one-time charge of $8.1 million revaluation and related costs reimbursed to a related party, decrease of income tax receivable of $1.3 million, decrease of accounts receivable, net, of $0.7 million and non-cash charge of $1.7 million for depreciation and amortization.

Net cash provided by operating activities for the year ended December 31, 2018 was $7.4 million. This provided cash resulted primarily from increase in accrued expenses and other current liabilities of $12.4 million, including an accrual for severance pay of $7.7 million to the Procheck employees, increase in VAT payable of $4.5 million as a result of time difference between the actual dates of payment, increase of non-cash accrued interest convertible notes payable to related party of $2.7 million, non-cash charge of $1.9 million for depreciation and amortization and non-cash charge for goodwill impairment of $1.6 million following impairment test done in December 31, 2018 by the Company. This was offset mainly by net loss of $11.4 million, increase of prepaid expenses and other current assets of $2.2 million and decrease of income taxes payable of $1.0 million.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2019 was $3.4 million and consisted primarily of capital expenditures of $1.9 million and investments in Arrow Ecology & Engineering Overseas (1999) of $1.8 million.

Net cash used in investing activities for the year ended December 31, 2018 was $4.7 million and consisted primarily of capital expenditures of $2.9 million and purchase of two companies in Spain and Sweden for total of $1.2 million.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2019, was $51.9 million which consisted primarily of $80.0 million proceeds from sale of ABC’s preferred shares and additional borrowings under lines of credit, net, of $8.1 million, increase following the severance payments done in 2019 to the Procheck employees following their employment termination totaling more then $7.7 million. This was offset mostly by repayment of the convertible notes payable to a related party of $29.6 million, repayment of loan payable of $1.1 million, and payment of $6.1 million of transaction costs related to the sale of ABC’s preferred shares.

Net cash used in financing activities for the year ended December 31, 2018 was $0.1 million which consisted of primarily repayment of $2.4 million of the convertible notes to a related party and repayment of $1.2 million loan payable to related party. This was offset by increase of borrowings under the lines of credit of $1.5 million, and net proceeds from loans payable of $1.2 million.

Borrowings

United States of America

The Company’s U.S. subsidiary is a party to a credit facility with a commercial lender, which provides a maximum borrowing capacity up to $10 million, subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 80% of eligible unbilled receivables, as defined, plus (iii) 95% of a $0.5 million standby letter of credit that was provided to the lender by an entity related to the main Shareholder. Borrowings under the credit facility are secured by the U.S. subsidiary’s accounts receivable, unbilled receivables, equipment, cash and the $0.5 million letter of credit that was provided to the lender by an entity related to the main Shareholder.

In December 2019, the Company replaced the $0.5 million stand by letter of credit which was provided to the lender by an entity related to the Company’s main shareholder to a letter of credit, provided by the Company and with the same terms.

As of December 31, 2019 and 2018, the Company had approximately $6.5 million and $9.0 million, respectively, outstanding under line of credit arrangement. As of December 31, 2019 and 2018, the Company had $3.5 million and $1.0 million, respectively, in unused borrowing capacity under the line of credit facility.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR plus 3% per annum (4.76% as of December 31, 2019).

The Company’s weighted average interest rate in the United States of America during the years ended December 31, 2019, 2018 and 2017 is 6.51%, 6.0% and 5.64% respectively. The Company is required to maintain a minimum fixed charge coverage ratio. The credit facility expires in October 2021. During the year ended December 31, 2019, the Company was not in compliance of certain financial covenants and a waiver was obtained from the commercial lender.

Europe

The Company has a credit arrangement with a commercial bank, to provide it with up to €12.0 million ($13.5 million as of December 31, 2019) in borrowings until further notice. Borrowings under the line of credit bear interest at one-month EURIBOR plus 3.5% with a minimum of 3.5% per annum (3.5% as of December 31, 2019). The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. As of December 31, 2019 and 2018, the Company had €11.9 million and €2.2 million ($13.3 million and $2.5 million as of December 31, 2019 and 2018), respectively, in outstanding borrowings under the line of credit arrangement.

In April 2019, the Company amended the line of credit agreement with the commercial bank in order to temporarily increase the line of credit up to €16.0 million ($17.9 million as of December 31, 2019) under the same terms and conditions through September 2019.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2019, 2018 and 2017, is 3.5%, 3.5% and 3.5% respectively.

In addition to the line of credit arrangement, a guarantee facility of €2.5 million ($2.8 million as of December 31, 2019) is provided to the Company by the same commercial bank. As of December 31, 2019 and 2018, the Company had €2.3 million and €2.3 million ($2.6 million and $2.6 million as of December 31, 2019 and 2018), respectively, of outstanding guarantees under the guarantee facility.

As of December 31, 2019, the Company was not in compliance of the covenants of the agreement.

The line of credit agreement expired in December 31, 2019 and it was operating under the old terms and conditions until the renewal in May 2020.

In 2020, the Company renewed its line of credit facility agreement with the commercial bank. The new arrangement provides it with up to € 12.0 million ($13.4 million as of June 1, 2020) in borrowings until March 2021. Borrowings under the line of credit bear interest at one-month EURIBOR plus 4.8% with a minimum of 4.8% per annum. The Company is also subject to unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of six of the Company’s European subsidiaries, tangible fixed assets and a bank guarantee of €2.0 million provided by the parent company, ICTS International N.V. The line of credit cannot exceed 70% of the borrowing base. As part of the agreement, also the guarantee facility of €2.5 million was renewed until March 2021, with an interest of 2.5% per annum and an unused line fee of 0.75% per annum which is payable quarterly.

The Company has an additional credit arrangement in Sweden to provide it with up to 2.0 million SEK ($0.2 million as of December 31, 2019) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of December 31, 2019 and 2018, the Company had 1.1 million SEK and 3.0 million SEK ($0.1 million and $0.3 million as of December 31, 2019 and 2018) respectively in outstanding borrowings under the line of credit facility. The Sweden subsidiary had an over advance of 1.0 million SEK ($0.1 million) at December 31, 2018 which was subsequently repaid.

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

In May 2019 the Company granted this entity, the option to convert up to $2 million of the loan into the Company’s shares at a price of $0.4 per share, and all other conversion rights for the balance of the debt except $2.6 million, which is convertible at a price of $0.75 per share, would eliminate. In December 2019, this entity converted the $2.6 million accrued interest into 3,480,968 shares at a price of $0.75 per share.

In June 2019 the Board of Directors approved a one-time compensation of $8.1 million to this entity for exchange rate and related losses suffered in connection with its convertible notes to the Company during the years. Compensation was approved subject to closing of investment transaction in the Company’s subsidiary, ABC, which happened in July 2019. As a result, the Company recorded $8.1 million in connection with this payment which is included in other expenses in the consolidated statement of operation and comprehensive income (loss)

In July 2019, the Company repaid $30.0 million of the debt to the entity related to the main shareholder who provided the Company loans as convertible notes.

The Company’s weighted average interest during the years ended December 31, 2019, 2018 and 2017 is 8.3%, 7.70% and 7.27%, respectively.

As of December 31, 2019 and 2018, convertible notes payable to this related party consist of $0 million and $22.1 million respectively, in principal and $2.0 million and $8.8 million, respectively, in accrued interest.

Note Payable to Related Party

As of December 31, 2019 and 2018, notes payable to this related party consist of $1.0 million and $0 million, respectively, in principal and $0.5 million and $0 million, respectively in accrued interest.

Total interest expense related to these notes is $1.2 million, $2.7 million and $2.7 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Loan from related party

In March 2017, the Company signed a loan agreement with a related party, to provide the Company a loan of $2.0 million for up to one year bearing 7% interest per annum. At December 31, 2019 and 2018, the loan payable to the related party consist of $0 and $0.2 million, respectively, in principal and $0 and $0.1 million respectively in accrued interest. Interest expense related to this loan is $8 thousands and $59 thousands for the years ended December 31, 2019 and 2018, respectively.

Sale of ABC Technologies Preferred Shares

On July 3, 2019, ABC, entered into a Series A Preferred Subscription Agreement (the "Agreement") with TPG Lux 2018 SC I, S.a.r.l ("TPG"), according to which ABC issued Series A Preferred Shares ("Series A Shares") to TPG for a subscription price of US$60.0 million in cash representing approximately 24% of the outstanding share capital of ABC and 23.077% of the fully-diluted share capital of ABC. Transaction costs totaled $4.5 million and were deducted from the redeemable non-controlling interests balance.

On November 7, 2019, ABC entered into a Series A and Series A-1 Preferred Subscription Agreement with Oak HC/FT Partners II, L.P. ("Oak"), according to which ABC issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares ("Series A-1 Shares" and together with Series A Shares – "the Preferred Shares") to Oak for a subscription price of US$20.0 million in cash representing approximately 7.4% of the outstanding share capital of ABC and 7.1% of the fully-diluted share capital of ABC.  For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis: $19.5 million and $0.4 million, respectively. Transaction costs totaled $1.5 million and were deducted from the respective investment amounts.

Following the Oak investment, on November 7, 2019, TPG subscribed for 307,087 Series A-1 Shares at nominal value (US$0.001 per share) (“Bonus Issue Series A-1 Shares”) in order to preserve its 23.077% ownership interest in the fully diluted share capital of ABC.

The Preferred Shares rights

Liquidation Preference: The holders of Series A Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a sale, initial public offering (“IPO”), merger, consolidation, reorganization, winding-up, dissolution or liquidation of ABC, pursuant to which the Series A Holders are entitled, on the occurrence of such event and in priority to the ordinary shares, to receive the greater of: (a) an amount equal to the initial subscription price for the Series A Shares, plus all accrued but unpaid dividends in respect of the Series A Shares, less all dividends previously paid on the Series A Shares, and (b) the proceeds distributable in respect of the Series A Shares had they been converted into ordinary shares.  The initial subscription price for the Series A Shares (and calculations derived therefrom) are subject to customary adjustments as set forth in the agreements executed in connection with the Sale.

Conversion Rights:  The Series A Shares are subject to conversion into ordinary shares of ABC: (a) on the written request by any Series A Shareholder; and (b) immediately prior to a qualifying IPO of ABC (being an IPO where the net aggregate gross proceeds to ABC exceed US$75.0 million and where the subscription price per share paid by the public is not less than 150% of the initial subscription price paid for the Series A Shares). Pursuant to these conversion arrangements, the Series A Shares will convert into ordinary shares on a 1:1 basis (subject to certain agreed upon adjustments).

Anti-Dilution Protection: The Shareholders Agreements contain customary broad-based weighted average anti-dilution protection whereby, if further shares are issued by ABC at a price per new security that is less than the initial subscription price paid for the Series A Shares, then the Series A Holders shall be entitled to receive additional Series A Shares (at no further cost) on a weighted-average basis, reflecting the value of equity in ABC as determined based on the subscription price paid in the new issue of securities.

Pre-emption Rights: The Shareholders Agreements contain a restriction on issuing any securities ranking senior to or on party with the Series A Shares for as long as TPG and/or any subsequent investor holds at least one third of the overall number of Series A Shares in issue as at the date of completion of the Sale. In addition, each shareholder holding in excess of 3% of the shares of ABC has the right to participate in any new issuance of securities by the ABC, subject to customary exceptions.

Exit Rights: At any time from and after the fifth (5th) anniversary of completion of the issuance, upon written request by TPG, ABC is required to use reasonable endeavors to facilitate the sale by TPG of the Preferred Shares (or, following conversion, ordinary shares) to a third party at a price in excess of 150% of the initial subscription price paid for the Series A Shares and subject to a right of first refusal in favor of the Company. In the event that, three (3) months thereafter, a sale of the Preferred Shares held by TPG has not been consummated, upon written request by TPG, ABC is required to facilitate a sale of ABC within six (6) months after such written request, and thereafter, TPG has the right to require ABC to facilitate a sale or IPO of ABC. On the exercise of such rights, each other shareholder (including the Company) is required to cooperate with TPG regarding such sale or IPO and TPG has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event.

The Exit Right is part of the issuance of the Series A Shares, and was not entered into separately from the transaction that created the non-controlling interests. The Exit Right is not legally detachable from the non-controlling interests because it is non-transferrable (i.e., the instrument cannot be transferred without the underlying preferred shares). Thus, the Exit Right would not be separately exercisable from the non-controlling interests shares because the non-controlling interests shares will be settled when the Exit Right is exercised. As a result, the Exit Right would be considered embedded in the Series A Shares held by TPG.

Shares of redeemable convertible preferred stock are not mandatorily or currently redeemable. However, the Exit Right would constitute a contingent redemption event that is outside of the Company’s control. As such, Series A Shares have been presented outside of permanent equity as redeemable non-controlling interests. The Company has adjusted the carrying value of the redeemable non-controlling interests to adjust for the non-controlling interests share in ABC's profits and Other Comprehensive Income (Loss). The Company has not adjusted the carrying values of the redeemable non-controlling interests to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

The Series A-1 Preferred Shares do not entitle their holders to any liquidation or exit rights as the Series A Preferred Shares, and therefore are classified within permanent equity, as non-controlling interests.

The anti-dilution provisions cited above have not been bifurcated from the host contract since they are to be settled into ABC's non-traded shares, thus the "net settlement" criteria is not met.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $5.1 million, $3.7 million and $2.7 million during the years ended December 31, 2019, 2018 and 2017, respectively.

Trend Information

Labor market conditions may require the Company to increase its prices when possible according to the contracts with customers. Cost of labor is the main variable in determining any cost increases.

The Company might be affected by a worldwide economic slowdown, which might affect the aviation industry. As the Company is a service provider to this industry, such trends can affect the results of the Company. As of 2020 the company has been materially affected by the COVID-19 crisis as mentioned before.

Off-Balance Sheet Arrangements

The Company is a party to a consulting arrangement and agency agreements, in addition, the Company has no unconsolidated special purpose entities.

Future Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2019:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1 Year	1-3 years	4-5 years	more than 5 years
Line of credit in the U.S.	$6,475	$-	$6,475	$-	$-
Lines of credit in Europe	13,433	13,433	-	-	-
Loan payable	1,121	1,121	-	-	-
Consulting agreements	1,008	168	504	336	-
Convertible notes payable - related party (including accrued interest)	2,000	2,000	-	-	-
Future interest and fees on line of credit and convertible notes to a related party (1)	875	350	525	-	-
Loan payable to a related party	1,538	1,538	-	-	-
Operating lease obligations	11,883	3,100	5,333	2,658	792
	$38,333	$21,710	$12,837	$2,994	$792

(1) Interest and fees are estimated based on future interest rates expected to be applicable.

The following table summarizes the Company’s other future commercial obligations as of December 31, 2019:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1 Year	1-3 years	4-5 years	more than 5 years
Guarantees	$2,593	$202	$2,391	$-	$-
Letters of credit	733	233	500	-	-
	$3,326	$435	$2,891	$-	$-

(1) Interest and fees are estimated based on future interest rates expected to be applicable.

Item 6.  Directors, Senior Management and Employees

The following table lists the directors and executive officers of ICTS:

	Age	Position
	---	--------
Menachem Atzmon	75	Chairman of the Supervisory Board
Ron Atzmon	44	Member of the Supervisory Board and Managing Director of AU10TIX
Gil Atzmon	46	Member of the Supervisory Board
Philip M. Getter	83	Member of the Supervisory Board, Chairman of the Audit Committee
David W. Sass	84	Member of the Supervisory Board
Gail F. Lieberman	76	Member of the Supervisory Board, Member of the Audit Committee and Chairman of the Compensation Committee
Gordon Hausmann	74	Member of the Supervisory Board, Member of the Compensation Committee and Member of the Audit Committee
Ran Langer	74	Joint Managing Director
Alon Raich	44	Joint Managing Director and Chief Financial Officer
Rom Shaked	37	Joint Managing Director and Internal Controller

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

Ron Atzmon is the Managing Director of the AU10TIX Group since September 2008. Mr. Atzmon was the CEO and founder of 1ST2C.com between April 2005 until January 2009. Mr. Atzmon holds an MA in Business Administration from the College of Management Academic, Israel and an MBA from the Imperial College London, UK.

Gil Atzmon is the CEO of Arrow Ecology since February 2017. Mr. Atzmon was a Director of Sales at S. Juwal & Co since 2002 till 2017. Mr. Atzmon holds a BA in Business Administration and Management from IDC Herzliya, Israel and an MBA from the London Metropolitan University, UK.

Philip M. Getter has been managing member of GEMPH Development LLC since 1985. Mr. Getter has more than 30 years of corporate finance experience.  From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and from 1969 to 1975 Senior Partner of Devon Securities, an international investment-banking boutique. From 1975 to 1984 he was President/CEO of Generics Corporation of America, then one of the largest generic drug companies in the United States of America. As Chairman and CEO of Wolins Pharmacal (1977 to 1984) he led the reorganization and restructuring of this distributor of medical supplies. Mr. Getter was Chairman of Inksure Technologies, Inc.a manufacturer of security inks and a founder of KIDSRx an all-natural pharmaceutical company and chairman of TCI College of Technology.  Mr. Getter has been a member of The Broadway League [League of American Theaters and Producers] Senior Executive Vice Chairman of The Kurt Weill Foundation for Music, and Trustee of the American Theatre Wing [TONY and OBIE Awards].  He has been involved in most aspects of the entertainment industry and has produced for Broadway, television and film. His productions have earned Pulitzer Prize, Tony and Grammy Awards including the 2019 Tony Award for Hedestown as best musical.

David W. Sass for the past 60 years has been a practicing attorney in New York City and is currently a Special Council in the law firm of McLaughlin & Stern, LLP. Mr. Sass has been a director of ICTS since 2002 and is also a director of several privately held corporations. Mr. Sass is an Honorary Trustee of Ithaca College.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Thesys Group, a private financial technology company and a board member and Chairman of the Audit Committee of WL Gore & associates. Mrs. Lieberman is a board member of Equilend, a financial technology company. Formerly Mrs. Lieberman served as board member for the South-Central Connecticut Regional Water Authority, board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

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

Alon Raich is a CPA (Isr). From 2001 to 2002, Mr. Raich worked in the accounting firm Kesselman & Kesselman, PriceWaterhouseCoopers (PWC). Mr. Raich joined ICTS in September 2005 as Financial Controller and became Chief Financial Officer (CFO) of ICTS in 2008. Since February 2020, Mr. Raich is a joint Managing Director of the Company. Mr. Raich holds a BA degree in economics and accounting and a MA degree in law from Bar Ilan University, Israel.

Rom Shaked is a CPA (Isr.) and an attorney at law (Isr.). Mr. Shaked joint ICTS in 2015 as an Internal Auditor. In April 2019 Mr. Shaked was nominated as Deputy CEO of I-SEC International Security B.V. and is responsible for the Company, Quality Assurance, Corporate HR, and is providing support in project management in different areas. As of February 2020 Mr. Shaked is a joint Managing Director of the Company and for I-SEC International. Before joining ICTS Mr. Shaked was working as a financial auditor and in the Israeli Securities Authority (ISA).

Summary Compensation Table

The following table sets forth compensation earned by the Company’s Managing Director and the highest paid executives during the years 2017 through 2019 (U.S. Dollars in thousands):

					Non-equity	Nonqualified	Number of Option Award	Number of Stock Awards
					Incentive	Deferred
				All Other	Plan	Compensation
Principal Position	Year	Salary $	Bonus $	Compensations $	Compensation $	Earnings $			Total $
Managing	2019	476	-	20	-	-	-	-	496
Director (a)	2018	481	295	21	-	-	-	-	797
	2017	423	-	32	-	-	-	-	455

Highest paid employee in 2019, 2018 and 2017.

					Non-equity	Nonqualified	Number of Option Award	Number of Stock Awards
					Incentive	Deferred
				All Other	Plan	Compensation
Principal	Year	Salary	Bonus	Compensations	Compensation	Earnings			Total
Position		$	$	$	$	$			$
Managing
Director of a
subsidiary (b)	2019	185	616	-	-	-	-	-	801

Highest paid employee in 2019

Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $20 (starting 2020: $30) thousands and a fee for each Supervisory Board or committee meeting attended of $2 thousands. The Chairman of the Audit Committee receives an additional $20 thousands per year. The Chairman of the Board receives an annual fee of $50 thousands.

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2019:

	Salaries, fees,	Pension, retirement
	commissions	and other
	and bonuses	similar benefits
	(in thousands)

Supervisory Directors as a group ( 7 persons)	$254	$-
Officers as a group ( 4 persons)	$1,672	$94

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

Elements of Compensation

We provide our executive officers with a base salary and certain bonuses and commissions as well as equity awards in some cases to compensate them for services rendered during the year. Our policy of compensating our executives with a cash salary has served us well.

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

The members of the Supervisory Board as of December 31, 2019 and the initial year they joined the Supervisory Board are as follows: Menachem Atzmon (1999), Ron Atzmon (2018), Gil Atzmon (2018), David W. Sass (2002), Philip M. Getter (2003), Gordon Hausmann (2005) and Gail F. Lieberman (2010).

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

Employees

As of December 31, 2019, the Company has 7,472 employees, of which 5,208 employees are located in Europe, Far East and Israel and 2,264 are located in the United States of America.

Share Ownership

See tables under Item 7: "Major Shareholders" and "Related Party Transactions" below.

Options to Purchase Securities

In June 2016, one of the Company’s subsidiary adopted a Stock Option Plan and reserved 500,000 shares of common stock for that subsidiary’s future issuance. As of December 31, 2019, the subsidiary has 13,000,000 authorized shares of which 12,500,000 shares are issued and outstanding. Under the stock option plan, stock options may be granted to that subsidiary’s employees, officers, directors, consultants and service providers of the subsidiary at an exercise price as determined by the subsidiary’s board of directors with expiration terms of not more than ten years after the date such option is granted. Options granted under the plan generally vest over a period of four years.

During the years ended December 31, 2019, 2018 and 2017, the subsidiary granted 0, 0 and 62,500 options, respectively, to certain employees of the Company, at an exercise price of €0.01 per share. The grant date fair value was determined to be immaterial.

As of December 31, 2019, there are 200,500 options outstanding, 156,625 options exercisable and 43,875 non-vested options.

Item 7.   Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Common Shares as of June 1, 2020 with respect to:

Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Shares.

All directors and officers as a group.

	Percent of
	Amount Beneficially	Common shares
Name Shareholders Holding Five Percent or More	Owned (a)	Outstanding (a)

MacPherson Trust and its Ultimate Beneficial Owners (b)	61.6%	21,818,861
Menachem J. Atzmon	13.7%	4,850,000
All officers and directors as a group (10 persons), the MacPherson Trust and its Ultimate Beneficial Owners	89.2%	31,604,907

(a)	The amounts include common shares owned by each of the above, directly or indirectly.

(b)
1. The MacPherson Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds together with the Trust and its Ultimate Beneficial Owners approximately 61.6% of the issued and outstanding Common Shares. Mr. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation Limited and the MacPherson Trust and its Ultimate Beneficial Owners together with Mr. Atzmon are able to appoint all the directors of ICTS and control the affairs of ICTS.

2. As of June 1, 2020 the Company has notes payable to a related party in the total amount of $0 million and accrued interest of $2.7 million. Out of this amount $2.0 million is convertible at a rate of $0.40 per share. The calculation above does not take into consideration the conversion of the accrued interest.

Related Party Transactions

Entities related to two of the Company's Supervisory Board members provide legal services to the Company. Legal expense related to these services is $46 thousands, $35 thousands and $47 thousands for the years ended December 31, 2019, 2018 and 2017, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $1 thousand and $9 thousands due for these services as of December 31, 2019 and 2018, respectively.

The Company engages the services of a related party to provide certain selling and management services to its authentication technology segment. The Company incurred expenses of $0.8 million, $0.7 million and $0.3 million for such services for the years ended December 31, 2019, 2018 and 2017, respectively. In addition, since 2018, the related party serves as a board member of the Company and was paid an amount of $28 thousands and $15 thousands as board fees, for the years ended December 31, 2019 and 2018, respectively.

An entity related to the Company’s main shareholder provided a letter of credit of $1.0 million to a commercial bank to guarantee a borrowing arrangement on behalf of one of the Company’s subsidiaries. In December 2017, the Company agreed with the commercial bank to reduce the letter of credit to $0.7 million. In April 2018, the letter of credit was reduced to $0.5 million. In December 2019, the Company replaced the letter of credit by its own letter of credit.

The Company engages the services of a related party to provide certain selling services to its authentication technology segment. The Company incurred expenses of $0.1 million, $0.1 million and $0.1 million for such services for each one of the years ended December 31, 2019, 2018 and 2017, respectively.

The Company engages the services of a related party to provide internal audit services. The Company incurred expenses of $0.2 million, $0.2 million and $0.1 million for such services for the years ended December 31, 2019, 2018 and 2017, respectively.

The Chairman of the Board, a related party, receives annual compensation of $50 thousands for his services as chairman.

In August 2017 the Company engaged the services of a related party to provide certain selling and administrative services to its authentication technology segment. The Company incurred expenses of $39 thousands and $103 thousands for such services for the years ended December 31, 2019 and 2018 respectively. In addition, the related party serves as a board member of the Company since 2018 and was paid an amount of $30 thousands and $15 thousands, as board fees, for the years ended December 31, 2019 and 2018, respectively.

In April 2018, the Company issued 3,350,000 shares to certain directors and officers of the Company for a purchase price of $0.66 per share. In December 2018, additional 750,000 shares were issued to two related parties for a price of $0.48.

In May 2018, the Company engaged the services of a related party to provide certain administration services. The Company incurred expenses of $98 thousands and $53 thousands for such services for the years ended December 31, 2019 and 2018, respectively.

In May 2019, the Company engaged the services of Arrow Ecology and Engineering Overseas (1999) to provide some administrative services. The Company incurred expenses of $62 thousands for such services for the year ended December 31, 2019.

In June 2019, the Company issued 3.0 million shares to certain directors and officers of the Company for a purchase price of $0.40  per share.

In December 2019, the Company purchased shares and shareholders debt of Arrow for $1.8 million.

Item 8.   Financial Information

The Consolidated Financial Statements and Financial Statement Schedule are included herein on pages F-1 through F-43.

Legal Proceedings

Claims by former employees

The Company is subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $0.6 million.

Minimum Wage Increase

In August 2015, the Company was informed about a court decision, which approved an increase to the minimum wage for the city of SeaTac, WA (location of SeaTac Airport).  The increase to the minimum wage was originally approved by a vote in King County, WA in 2013 (to be effective January 1, 2014); however, a court ruled that SeaTac employees were excluded from this increase because the airport was under the jurisdiction of the Port of Seattle and not the city of SeaTac.  In August 2015, this decision was overturned by the State Supreme Court and, accordingly, the Company is required to increase the minimum wage of its employees at SeaTac Airport according to the court decision, effective January 1, 2014.  After the settlements of the legal disputes in 2017 related to the minimum wage increase, the Company was obligated to pay out approximately $1.6 million. The accrued amount at December 31, 2018 is $0.5 million (inclusive of interest amounting to approximately $0.3 million) for the remainder of the settlement and is included in accrued expenses and other current liabilities. The Company paid this amount in 2019 and the resulting balance owed at December 31, 2019 is zero.

Termination of contract

Following the termination of the Procheck contract on December 31, 2018, the Company has been negotiating with the customer compensation for the losses accrued as a result of the termination. In December 2019 the Company started a legal procedure in order to settle the disagreement. The procedure have been completed without material effect to the Company’s financials.

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

Agency Agreements

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3.0 million ($3.4 million as of December 31, 2019).

In March 2016, the Company entered into an agreement with a third party to assist the Company with the possible sale of one of the Company’s subsidiaries. The fees depend on the outcome of the assignment and are between 2% - 5% of the sale consideration but not less than $4.0 million. In February 2019 the agreement was amended. According to the amendment, in case that less than 50% of the voting stock or majority of the subsidiary assets are being sold the transaction fee will be 5% of the sale consideration but not lower than $3.0 million.

In August 2017, the Company entered into an agreement with a third party to assist the Company with a possible sale of one of the Company’s subsidiaries. The fees depend on the outcome of the assignment and are between 2% - 10% of the sale consideration but not less than € 2.0 million ($2.2 million as of December 31, 2019).

Item 9.   The Offer and Listing

Our shares of common stock are currently traded on the OTC under the symbol ICTSF.

The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2015	$0.85	$0.51
2016	$0.71	$0.40
2017	$1.30	$0.45
2018	$1.09	$0.40
2019	$3.00	$0.15

The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2019	High	Low
First quarter	$0.26	$0.25
Second quarter	$0.25	$0.15
Third quarter	$1.45	$0.19
Fourth quarter	$3.00	$1.05

2018	High	Low
First quarter	$1.09	$0.60
Second quarter	$0.80	$0.40
Third quarter	$0.80	$0.47
Fourth quarter	$0.48	$0.40

2017	High	Low
First quarter	$0.57	$0.45
Second quarter	$0.62	$0.45
Third quarter	$0.80	$0.55
Fourth quarter	$1.30	$0.51

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

As a Dutch public company with limited liability, ICTS is subject to certain requirements not generally applicable to corporations organized under the laws of jurisdictions within the United States of America. Set forth below is a summary of the material provisions of the articles of association of ICTS as lastly amended on February 19, 2013 (the Articles of Association) and Dutch law, where appropriate. This summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Association. All references in this summary to the Netherlands and Dutch law are to the European part of the Netherlands and its law, respectively, only.

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

Article 24 of the Articles of Association provide that, in the event the Management Board files a declaration with the trade register of the Netherlands Chamber of Commerce that at least ninety percent of the authorized share capital is issued, Article 3 of the Articles of Association will be changed as follows: “The authorized capital of the Company amounts to EUR 67,500,000 dividend into one hundred fifty million (150,000,000) shares, each share having a par value of EUR 0.45.” Such declaration was filed in 2019 and the authorized share capital was adjusted accordingly.

As of December 31, 2019, 35,433,333 Shares were issued and outstanding.

Issue of shares and pre-emptive rights

The General Meeting is authorized to issue Shares or to grant rights to subscribe for Shares and to restrict and/or exclude statutory pre-emptive rights in relation to the issuance of Shares or the granting of rights to subscribe for Shares. The General Meeting may designate another body of ICTS competent to issue Shares (or grant rights to subscribe for Shares) and to determine the issue price and other conditions of the issue for a specified period not exceeding five years (which period can be extended from time to time for further periods not exceeding five years) so long as the maximum number of Shares which may be issued is specified. Shares may not be issued at less than their nominal value and must be fully paid-up upon issue. A resolution by the General Meeting to issue Shares (or grant rights to subscribe for Shares) or to designate another body as the competent corporate body requires an absolute majority of the votes cast. Such resolution was adopted in December 2019 for a period of five years until December 2024. Designation by resolution of the General Meeting cannot be withdrawn unless determined otherwise at the time of designation. No resolution is required for the issue of Shares pursuant to the exercise of a previously-granted right to subscribe for Shares.

Under Dutch law and the Articles of Association, each Shareholder has a pre-emptive right in proportion to the aggregate nominal value of their shareholding upon the issue of Shares (or the granting of rights to subscribe for Shares). Exceptions to this pre-emptive right include the issue of Shares (or the granting of rights to subscribe for Shares): (i) to employees of ICTS or another member of its Group; (ii) against payment in kind (contribution other than in cash) and (iii) to persons exercising a previously-granted right to subscribe for Shares. The pre-emptive rights in respect of newly issued Shares or the granting of rights to subscribe for Shares may be restricted or excluded by a resolution of the General Meeting. The General Meeting may designate another corporate body as competent to resolve upon the restriction or exclusion of the pre-emptive rights if such other corporate body has also been designated as the competent body to resolve upon the issue of Shares for a specified period not exceeding five years (which period can be extended from time to time for further periods not exceeding five years). A resolution of the General Meeting to exclude or restrict pre-emptive rights, or to authorize another corporate body to exclude or restrict pre-emptive rights, requires a majority of at least two thirds of the votes cast, if less than half of the issued share capital of ICTS is present or represented at the General Meeting. Such resolution was adopted in December 2019 for a period of five years until December 2024. The resolution by with the pre-emptive rights are excluded or limited needs to be filed with the Netherlands Chamber of Commerce within eight days of such resolution. A resolution designating another corporate body to resolve upon the restriction or exclusion of the pre-emptive rights cannot be withdrawn unless provided otherwise in such resolution.

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

The General Meeting’s authorization to the Management Board to acquire own Shares is valid for a maximum of 18 months. As part of the authorization, the General Meeting must specify the number of Shares that may be repurchased, the manner in which the Shares may be acquired and the price range within which the Shares may be acquired. The authorization is not required for the acquisition of Shares for employees of the Company, under a scheme applicable to such employees.

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

Amendment of Articles of Association

Only the General Meeting may resolve to amend the Articles of Association. A proposal to amend the Articles of Association must be included in the notice convening the General Meeting. A copy of the proposal containing the verbatim text of the proposed amendment must be available at ICTS for inspection by every shareholder of ICTS and every holder of meeting right until the end of the General Meeting.

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

As used herein, the term "U.S. Holder" means a beneficial owner of shares that is (i) for United States federal income tax purposes a citizen or resident of the United States of America, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) a trust if a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, of (iv) an estate, the income of which is subject to United States federal income taxation regardless of its source.

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

Distributions in excess of the earnings and profits of the Company will be treated, for U.S. federal income tax purposes, first as a non taxable return of capital to the extent of the U.S. Holder's basis in the shares (thereby increasing the amount of any gain and decreasing the amount of any loss realized on the subsequent disposition of such shares) and then as a gain from the sale or exchange of the shares. The amount of any dividend paid in Euro will be equal to the U.S. dollar value of the Euro on the date of receipt regardless of whether the U.S. Holder converts the payment into U.S. dollars.

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

See Netherlands Dividend Withholding Tax. U.S. Holders who are entitled to the benefits of a reduced rate of Netherlands dividend withholding tax under the tax treaty between the United States of America and the Netherlands will be allowed a credit for only the amount of withholding tax provided for under the U.S. Tax Treaty (i.e. 15%).

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

Taxes in the Netherlands

Corporate income tax – general

We are incorporated under the laws of the Netherlands and are therefore subject to Netherlands corporate income tax.  As of 2019, the standard corporate income tax rate is 19% on profits up to €0.2 million and 25% on the excess.  In 2020, the tax rate will be 16.5% on profits up to €0.2 million and 25% on the excess. In 2021, the statutory corporate income tax rates will be lowered further to 15% and 21.7%, respectively.

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

If the parent company holds its participation in the subsidiary as a portfolio investment, the participation exemption is not applicable, unless it qualifies as a “qualifying portfolio investment”. A portfolio investment is a shareholding in a subsidiary that is held by the parent with the intent of realizing a return on investment that can be expected from normal, active asset management activities. This is a subjective facts and circumstances test. The specific purpose for making the investment in the subsidiary must be analyzed on a case-by-case basis taking into account all of the relevant facts and circumstances.

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

Besides the earnings stripping rule, Netherlands tax law includes other anti-abuse provisions in relation to the deductibility of interest. In addition, interest deductions may be disallowed based on the abuse of law doctrine (“fraud legis”).

Loss compensation

According to Netherlands tax law, losses incurred may be carried back for one year. As of January 1 2019, the possibility to carry forward losses is limited from nine years to six years.

Depreciation limitations

For Netherlands corporate income tax purposes, restrictions apply to the depreciation of goodwill, real estate and other business assets. The maximum yearly depreciation charge for acquired goodwill is 10% of its cost price. Depreciation of real estate property is not allowed in case the book value of the property falls below 100% of the value used for purposes of the Valuation of Immovable Property Act (“WOZ value”). The maximum yearly depreciation charge for other business assets is 20% of the cost price of such assets. In certain situations, it should still, however, be possible to value assets at lower going-concern value.

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

The summary does not address the tax consequences of a holder of Shares who is an individual and who has a substantial interest in ICTS. Generally, a holder of Shares will have a substantial interest in ICTS if such holder of Shares, whether alone or together with his spouse or partner and/or certain other close relatives, holds directly or indirectly, or as Settlor or Beneficiary of Separated Private Assets (i) the ownership of, or certain other rights, such as usufruct, over, or rights to acquire (whether or not already issued), shares representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of ICTS or (ii) the ownership of, or certain other rights, such as usufruct over, profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit of ICTS or to 5% or more of the liquidation proceeds of ICTS.

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

Dividend Withholding Tax

General

ICTS is generally required to withhold dividend withholding tax imposed by the Netherlands at a rate of 15% on dividends distributed by ICTS in respect of Shares. The expression “dividends distributed by ICTS” as used herein includes, but is not limited to:

(a) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital (“gestort kapitaal”) not recognised for Netherlands dividend withholding tax purposes;

(b) liquidation proceeds, proceeds of redemption of Shares or, as a rule, consideration for the repurchase of Shares by ICTS in excess of the average paid-in capital recognised for Netherlands dividend withholding tax purposes;

(c) the par value of Shares issued to a holder of Shares or an increase of the par value of Shares, to the extent that it does not appear that a contribution, recognised for Netherlands dividend withholding tax purposes, has been made or will be made; and

(d) partial repayment of paid-in capital, recognised for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (i) the General Meeting has resolved in advance to make such repayment and (ii) the par value of the Shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association of ICTS.

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

According to the anti-dividend stripping rules, no exemption, reduction, credit or refund of Netherlands dividend withholding tax will be granted if the recipient of the dividend paid by the company is not considered the beneficial owner (uiteindelijk gerechtigde) of the dividend as defined in these rules. A recipient of a dividend is not considered the beneficial owner of the dividend if, as a consequence of a combination of transactions, (i) a person (other than the holder of the dividend coupon), directly or indirectly, partly or wholly benefits from the dividend, (ii) such person directly or indirectly retains or acquires a comparable interest in Shares, and (iii) such person is entitled to a less favourable exemption, refund or credit of dividend withholding tax than the recipient of the dividend distribution. The term “combination of transactions” includes transactions that have been entered into in the anonymity of a regulated stock market, the sole acquisition of one or more dividend coupons and the establishment of short-term rights or enjoyment on Shares (e.g., usufruct).

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

Taxes on income and capital gains

Holders of Shares resident in the Netherlands: individuals

A holder of Shares who is an individual resident or deemed to be resident in the Netherlands will be subject to regular Netherlands income tax on the income derived from Shares and the gains realised upon the acquisition, redemption and/or disposal of Shares by the holder thereof, if:

(a)          such holder of Shares has an enterprise or an interest in an enterprise, to which enterprise Shares are attributable; and / or

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

If the abovementioned conditions (a) and (b) do not apply, a holder of Shares who is an individual, resident or deemed to be resident in the Netherlands will not be subject to taxes on actual income and capital gains in the Netherlands.  Instead, such individual is generally taxed at a flat rate of 30% on deemed income from “savings and investments” (“sparen en beleggen”), which deemed income is determined on the basis of the amount included in the individual’s “yield basis” (“rendementsgrondslag”) at the beginning of the calendar year (minus a tax-free threshold).  For 2020, the deemed income derived from savings and investments amount to 1.80% of the individual’s yield basis up to EUR 72,797, 4.22% of the individual’s yield basis exceeding EUR 72,797 up to and including EUR 1,005,572 and 5.33% of the individual’s yield basis in excess of EUR 1,005,572.  The percentages to determine the deemed income are reassessed every year. The tax-free threshold for 2020 is EUR 30,846.

Holders of Shares resident in the Netherlands: corporate entities

A holder of Shares that is resident or deemed to be resident in the Netherlands for corporate income tax purposes, and that is:

•	a corporation;
•	another entity with a capital divided into shares;
•	a cooperative (association); or
•	another legal entity that has an enterprise or an interest in an enterprise to which the Shares are attributable,

but which is not:

•	a qualifying pension fund;
•	a qualifying investment fund (fiscale beleggingsinstelling) or a qualifying exempt investment institution (vrijgestelde beleggingsinstelling); or
•	another entity exempts from corporate income tax,

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

If either of the above-mentioned conditions (a) or (b) applies, income or capital gains in respect of dividends distributed by ICTS or in respect of any gains realised upon the acquisition, redemption and/or disposal of Shares will in general be subject to Netherlands income tax at the progressive rates up to 51.75%.

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

If one of the above-mentioned conditions applies, income derived from Shares and the gains realised upon the acquisition, redemption and/or disposal of Shares will, in general, be subject to regular corporate income tax, levied at a rate of 25% (19% over profits up to EUR 200,000), unless, and to the extent that, with respect to a holder as described under (a), the participation exemption (deelnemingsvrijstelling) applies.

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

Subsidiary Information

Not applicable

Item 11.          Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2019, approximately 22% of the Company’s revenues were derived in the United States of America, and approximately 78% was derived in Europe and the Far East.  The Company is subject to market risks associated with foreign currency exchange rate fluctuations. We do not utilize derivative instruments to manage the exposure to such market risk.  As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk - We are subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. An increase of 1% in the interest rate would have increased the Company's interest expense for bank loans, convertible notes payable to a related party and other parties, by approximately $0.3 million in the year ended December 31, 2019.

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

(b)  Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Managing Director and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

(c) On the evaluation conducted by our Managing Director and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2019 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A        Audit Committee Financial Experts

The members of the Audit Committee consist of Philip M. Getter, Gordon Hausmann and Gail F. Lieberman. All members are independent, with no relationship with management. Mr. Getter and Ms. Lieberman have financial expertise. Mr. Getter is the Chairman of the Audit Committee.

Item 16B        Code of Ethics

The Company has adopted a Code of Ethics for principal's executive officers and senior financial officers.

Item 16C        Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by our independent registered public accounting firms, Mayer Hoffman McCann CPAs ("MHM"), for services rendered to us during the years ended December 31, 2019 and 2018.

The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2019	2018
Audit fees	$245	$230
Audit related fees	-	-
Tax fees	-	-
Total fees	$245	$230

MHM leases substantially all its personnel, who work under the control of MHM shareholders, from wholly owned subsidiaries of CBIZ, Inc. in an alternative practice structure.

Item 16D        Exemptions from the Listing Standards for Audit committees

Not applicable.

Item 16E.       Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.        Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.       Corporate Governance.

There are no significant differences between the corporate governance practices in the Netherlands and the U.S. The Company has adopted the U.S. practices.

PART III

Item 17.          Financial Statements

See Item 18.

Item 18.          Financial Statements

The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-43.

Item 19.          Exhibits
1.	Articles of Association of the Company. *
2.	Articles of Amendment of the Articles of Association filed as Exhibit to Form 6K dated April 22, 2009.*
3.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2012. *
4.	Specimen of the Company's Common Stock. *
5.	Code of Ethics for Principal Executive Officers and Senior Financial Officers. **
12.1	Certification by the registrant’s Managing Director and Principal Executive Officer pursuant to Rule13a-14(a)
12.2	Certification by the registrant’s Chief Financial Officer pursuant to Rule 13a-14(a)
13.1	Certification by the Registrant's Managing Director and Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
13.2	Certification by the Registrant's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

By: /s/ Rom Shaked

Name:        Rom Shaked

Title:          Managing Director and Principal Executive Officer

Date:          June 15, 2020

 ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2019 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of Directors and
Stockholders of ICTS International N.V. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ICTS International N.V. (“Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2019 and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Impact of COVID-19

We draw your attention to Note 1, which describes the subsequent event resulting in additional risks and uncertainties impacting the Company.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our opinion is not modified with respect to this matter.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases as a result of the adoption of Accounting Standard Codification Topic 842, leases effective January 1, 2019 under the modified retrospective method.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States of America) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
June 15, 2020

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,
ASSETS	2019	2018
CURRENT ASSETS:
Cash and cash equivalents	$52,352	$12,801
Restricted cash	2,493	3,116
Accounts receivable, net	43,311	44,826
Income tax receivable	197	1,511
Prepaid expenses and other current assets	4,783	4,965
Total current assets	103,136	67,219

Defered tax assets, net	476	436
Investments	2,130	255
Property and equipment, net	4,586	4,263
Operating lease right of use assets	10,367	-
Goodwill	681	695
Other assets	2,071	2,219
Total assets	$123,447	$75,087

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Bank overdrafts	$738	$845
Notes payable-banks	19,908	11,889
Accounts payable	5,808	5,886
Accrued expenses and other current liabilities	35,033	42,673
Income tax payable	162	1,958
Value added tax (VAT) payable	6,476	11,439
Operating lease liabilities, current	2,725	-
Loan payable	1,121	-
Loan payable to related parties	1,538	368
Convertible notes payable to a related party	2,000	-
Total current liabilities	75,509	75,058

Convertible notes payable to a related party	-	30,932
Loan payable	-	2,288
Operating lease liabilities, non current	7,562	-
Other liabilities	1,761	1,665
Total liabilities	84,832	109,943

COMMITMENTS AND CONTINGENCIES (NOTE 18)

REDEEMABLE NON-CONTROLLING INTERESTS (NOTE 13)	74,300	-

SHAREHOLDERS' DEFICIT:
Common stock, €0.45 par value;
150,000,000 and 33,333,334 shares authorized as of December 31, 2019 and 2018, respectively. 35,433,333 and 25,100,000 shares issued and outstanding as of
December 31, 2019 and 2018, respectively	18,120	12,896
Additional paid-in capital	26,972	23,457
Accumulated deficit	(73,006)	(64,964)
Accumulated other comprehensive loss	(6,172)	(6,245)
Non-controlling interests in subsidiaries	(1,599)	-
Total shareholders' deficit	(35,685)	(34,856)
Total liabilities and shareholders' deficit	$123,447	$75,087

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share data)

	For the Years Ended December 31,
	2019	2018	2017

Revenue	$333,307	$345,221	$297,682
Cost of revenue	290,461	311,994	254,728
GROSS PROFIT	42,846	33,227	42,954
Operating expenses:
Research and development	5,060	3,657	2,683
Goodwill impairment	-	1,563	-
Selling, general and administrative	33,063	34,924	26,201
Total operating expenses	38,123	40,144	28,884
OPERATING INCOME (LOSS)	4,723	(6,917)	14,070
Equity income from investment in affiliate	91	124	-
Other expenses, net	(10,518)	(3,586)	(6,172)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(5,704)	(10,379)	7,898
Income tax expenses	1,549	685	2,033
INCOME (LOSS) FROM CONTINUING OPERATIONS	(7,253)	(11,064)	5,865
Loss from discontinued operations	-	(289)	(95)
NET INCOME (LOSS)	$(7,253)	$(11,353)	$5,770
Net income (loss) attributable to non-controlling interests	789	(123)	(50)
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS
INTERNATIONAL N.V.	$(8,042)	$(11,230)	$5,820

INCOME (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations	$(0.26)	$(0.47)	$0.28
Discontinued operations	-	(0.01)	-
Net income (loss)	$(0.26)	$(0.48)	$0.28

Weighted average number of shares outstanding	30,524,461	23,415,068	21,000,000

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$(7,253)	$(11,353)	$5,770
Other Comprehensive Income - Translation adjustments	79	669	965
Comprehensive income (loss)	(7,174)	(10,684)	6,735
Comprehensive income (loss) attributable to non-controlling and redeemable non-controlling interests	795	(123)	(30)
COMREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(7,969)	$(10,561)	$6,765

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(In thousands, except share data)

					Accumulated
			Additional		Other	Non	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Controlling	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Interests	Deficit
BALANCE AT DECEMBER 31, 2016	21,000,000	$10,655	$23,128	$(59,554)	$(7,859)	$153	$(33,477)
Net income (loss)	-	-	-	5,820	-	(50)	5,770
Translation adjustment	-	-	-	-	945	20	965

BALANCE AT DECEMBER 31, 2017	21,000,000	10,655	23,128	(53,734)	(6,914)	123	(26,742)
Issuance of common stock	4,100,000	2,241	329	-	-	-	2,570
Net loss	-	-	-	(11,230)	-	(123)	(11,353)
Translation adjustment	-	-	-	-	669	-	669

BALANCE AT DECEMBER 31, 2018	25,100,000	12,896	23,457	(64,964)	(6,245)	-	(34,856)
Net income (loss)	-	-	-	(8,042)	-	15	(8,027)
Issuance of common stock	10,333,333	5,224	1,474	-	-	-	6,698
Sale of ABC Technologies B.V. preferred shares, series A-1, net	-	-	2,041	-	-	(1,614)	427
Translation adjustment	-	-	-	-	73	-	73

BALANCE AT DECEMBER 31, 2019	35,433,333	$18,120	$26,972	$(73,006)	$(6,172)	$(1,599)	$(35,685)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2019	2018	2017
CASH FLOW FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$(7,253)	$(11,064)	$5,865
Loss from discontinued operations	-	(289)	(95)

Net income (loss) from continuing operations	(7,253)	(11,353)	5,770
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,688	1,897	1,416
Goodwill impairment	-	1,563	-
Accrued interest on convertible notes payable to a related party	-	2,687	2,706
Accrued interest on loan payable to a related party	-	59	109
Bad debt expense	260	303	97
Deferred income taxes	(35)	(103)	33
Equity income from investment in affiliate	(91)	(124)	-
Revaluation and related costs reimbursed to related party	8,139	-	-
Changes in assets and liabilities:
Accounts receivable, net	669	(249)	(7,591)
Income tax receivable	1,284	(1,496)	60
Prepaid expenses and other current assets	82	(2,184)	(645)
Other assets	(89)	28	(359)
Accounts payable	(30)	592	1,667
Accrued expenses and other current liabilities	(7,055)	12,358	3,144
Income taxes payable	(1,799)	(1,047)	1,866
VAT payable	(4,734)	4,540	232
Operating lease accounts, net	(102)	-	-
Other liabilities	(26)	(308)	476
Net cash provided by discontinued operations	-	253	95

Net cash provided by (used in) operating activities	(9,092)	7,416	9,076

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,884)	(2,917)	(2,529)
Purchase of subsidiary in Denmark, net of acquired cash of $499	-	-	(1,066)
Purchase of subsidiary in Sweden, net of acquired cash of $74	-	(989)	-
Purchase of subsidiary in Spain, net of acquired cash of $36	-	(184)	-
Investments	(1,800)	(131)	(3,500)
Deposits at (withdraws from) insurance companies	151	(295)	(245)
Repayments from (loan to) an affiliate	180	(180)	-
Net cash used in investing activities	$(3,353)	$(4,696)	$(7,340)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2019	2018	2017
CASH FLOW FROM FINANCING ACTIVITIES:
Borrowings under lines of credit, net	$8,076	$1,485	$1,387
Proceeds from convertible notes payable to a related party	-	-	382
Repayments of convertible notes payable to a related party	(29,572)	(2,381)	(2,808)
Proceeds from a related party	1,000	-	-
Proceeds from (repayments of) loan payable to a related party	(368)	(1,100)	1,300
Proceeds from loan payable	-	2,288	1,198
Repayment of loan payable	(1,120)	(1,198)	-
Proceeds from sale of a subsidiary's preferred shares	80,000	-	-
Transaction costs related to the sale of a subsidiary's preferred shares	(6,054)	-	-
Increase (decrease) in bank overdrafts	(107)	845	(1,109)
Net cash provided by (used in) financing activities	51,855	(61)	350

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(482)	(247)	3,740

INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	38,928	2,412	5,826

CASH, CASH EQUIVALENTS AND RESTRICTED CASH BEGINNING OF YEAR	15,917	13,505	7,679

CASH, CASH EQUIVALENTS AND RESTRICTED CASH END OF YEAR	$54,845	$15,917	$13,505

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Stock issuance as reduction against convertible notes payable to related party	$6,698	$2,570	$-

Sale of investment in White Line as reduction against convertible notes payable to related party	$-	$3,500	$-

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$1,963	$836	$634

Income taxes	$3,129	$1,322	$120

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 1 – ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or the "Company") operate in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment is predominantly involved in the development and sale of authentication security software to financial and other institutions, predominantly in the United States of America and Europe.

Liquidity and Financial Condition

Accounting Standard Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern requires a Company’s management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances, as following:

As of December 31, 2019 and 2018, the Company has a working capital (deficit) of $27,627 and $(7,839) and shareholders deficit of $35,685 and $34,856, respectively. During the years ended December 31, 2019, 2018 and 2017, the Company incurred income (loss) from continuing operations of $(7,253), $(11,064), and $5,865, respectively, and cash flows provided by (used in) operating activities of $(9,092), $7,416 and $9,076, respectively.

The Company has a line of credit in the Netherlands up to €12,000 ($13,200 as of June 1, 2020), which will expire in March 2021 and additional line of credit in the United States of America up to $10,000, which will expire in October 2021 (see notes 9 and 20). As of May 31, 2020, the Company’s borrowings under the line of credit in Netherlands were approximately €11,504 ($12,654) and had approximately €15,865 ($17,452) in cash, resulting in availability of €16,361 ($17,997), but the Company was in default of certain financial covenants. The Company is currently working with this lender in regards with this default. The Company anticipates that it will be able to extend its lines of credit.

In June 2020, the Company amended the agreement with the entity related to the main shareholder to extend the period of the notes until June 30, 2021. The maximum amount of the notes will be $3,500, excluding interest (see note 12).

The COVID-19 outbreak has developed rapidly in 2020, with a significant number of infections. The Company is dependent mostly in Europe and the United States of America for its business on the airline industry. In addition, the decisions taken by various governments have affected economic activity and the Company’s business as following:

•
Decrease of travel by flights, reducing the demand for services the Company provide as part of its Airport Security and other aviation services. As a result, our cumulative revenues in the first four months at 2020 was approximately $8,255 lower than our 2019 revenues in the same period with the major negative impact identified in March and April, which has been continuing in May and June so far and many of the Company’s employees were laid off and / or ordered to stay home. The Company’s operating results have declined significantly in 2020 and our liquidity has been negatively impacted.

•
Governments in some of the countries in which we operate have also announced the implementation of government assistance measures, which may mitigate the impact of the COVID-19 outbreak on our results and liquidity. In the United States of America, the Government has approved a payroll support of $13,680 to the American subsidiary of the Company. In the Netherlands, the government has approved a support of €8,250 ($9,075 as of June 1, 2020) for the period April 1, 2020 until June 30, 2020, under the NOW program.  In addition, once the current support period will expire, the Company is entitled to request additional support for the period July 1, 2020 until October 31, 2020 and is expecting to get €6,900 ($7,590 as of June 1, 2020).  In Germany, the Company is eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements. The Company has already applied for this support starting from April 2020. These available governmental support plans might be extended and/or changed according to the future COVID-19 developments.  In addition the Dutch and the German governments are providing through local banks long term loans up to 10 years to companies that meet certain requirements. The Company is evaluating the terms of those loans and its eligibility to such loans.

•
Depending on the duration of the COVID-19 crisis and continued negative impact on economic activity, the Company might experience further negative results and liquidity restrains. The exact impact on our activities in the remainder of 2020 and thereafter cannot be predicted.

Alternate Sources of Liquidity

In July 2019, ABC Technologies B.V. (“ABC”), a subsidiary of ICTS issued preferred shares to an investor for a subscription price of $60 million in cash representing 24% of the outstanding share capital of ABC and 23.077% of the outstanding share capital of ABC and its subsidiary on a fully diluted basis. ABC will retain $20 million on the sale proceeds for general working capital purposes and $40 million were transferred to its parent company, ICTS International N.V. (see note 13).

In July 2019, the Company repaid $30 million to the entity related to the main shareholder who provided the Company loans as convertible notes (see note 12).

In November 2019, ABC issued preferred shares to a new investor for a subscription price of $20 million in cash representing 7.401% of the outstanding share capital of ABC and 7.143% of the outstanding share capital of ABC and its subsidiaries on a fully diluted basis (see note 13).

The Company’s business plan for twelve months from the issuance of these consolidated financial statements projects income from operations, positive cash flows and includes the receipt of government funding from the United States of America and the Netherlands discussed above. In the event that one of the lenders recall the loan, the Company has other current available liquidity to ensure the financing of its operations. If the impact of COVID-19 negatively impacts the Company beyond its current forecast, the Company could also receive additional funding in the Netherlands under the NOW program and from Germany.  Furthermore, the Company has alternate sources of liquidity that it could access to ensure its ability to continue as a going concern. There can be no assurance that management will be successful in achieving its business plan.

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

The most significant estimates and assumptions included in these consolidated financial statements consist of the: (a) calculation of the allowance for doubtful accounts, (b) determination of the fair value of stock options, (c) recognition of contingent liabilities (d) valuation allowance of deferred income taxes, (e) determination of goodwill impairment (f) determination of future lease periods of existing lease contracts, and (g) determination of interest rates used in order to calculate the present value of the operating lease liabilities.

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

Restricted Cash

Restricted cash as of December 31, 2019 consists of: (a) $733 held in bank accounts that serve as cash collateral for outstanding letters of credit and (b) $1,760 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Cash (Continued)

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

	December 31,
	2019	2018

Cash and cash equivalents	$52,352	$12,801
Restricted cash	2,493	3,116
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$54,845	$15,917

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customers and current economic trends. The Company writes off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible. As of December 31, 2019 and 2018, the allowance for doubtful accounts is $418 and $240, respectively.

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

Years
Equipment and facilities	3-7
Internal- use software	4-7
Vehicles	3-7

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

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company would record a goodwill impairment charge for the difference between the carrying value and the fair value of the goodwill, not to exceed the carrying amount of the goodwill. During the years ended December 31, 2019, 2018 and 2017, the Company recognized a goodwill impairment of $0, $1,563 and $0, respectively (see note 8).

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2019, 2018, and 2017, the Company did not record any impairment charges on its long-lived assets.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee rights upon retirement

The Company is required to make severance payments to its Israeli employees upon dismissal of an employee or upon a termination of employment in certain circumstances. The Israeli pension and severance pay liability to the employees is covered mainly by deposits made at insurance companies. For its employees who are employed under the Section 14 of the Israeli Severance Pay Law, 1963 (“Section 14”), the Company makes deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employees’ rights upon termination. In addition, the related obligation and amounts deposited on behalf of the applicable employees for such obligations are not presented on the Company’s consolidated balance sheets, as the amounts funded are not under the control of management of the Company and the Company is legally released from the obligation to pay any severance payments to the employees once the required deposits amounts have been paid.

For employees not under Section 14, severance liabilities are recorded based on the length of service and their latest monthly salary. The Company’s liabilities for the Israeli employees amounted to $1,493 and $1,498 as of December 31, 2019 and 2018, respectively and are included in other liabilities in the Company’s consolidated balance sheets. The deposits made at insurance companies to cover these liabilities amounted to $1,264 and $1,305 as of December 31, 2019 and 2018, respectively and are included in other assets in the Company’s consolidated balance sheets.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This new standard introduced a number of changes and simplified previous guidance, primarily the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The new standard retained the distinction between finance leases and operating leases and the classification criteria between the two types remains substantially similar. Also, lessor accounting remained largely unchanged from previous guidance. However, key aspects of the new standard were aligned with the revenue recognition guidance in Topic 606.

The Company applied the modified retrospective approach without adjusting comparative periods, as of January 1, 2019.

The Company has performed a comprehensive assessment of the impact of the adoption of new lease accounting guidance including reviewing its existing lease contracts, scoping the relevant contracts that include a lease as well as assessing the impact to business processes and related disclosure requirements.

The new standard provides a number of optional practical expedients in transition. The Company chose to apply the following permitted practical expedients:

Not to reassess its prior conclusions regarding lease identification, lease classification and initial direct costs under the new standard.

Short-term lease recognition exemption for all leases with a term shorter than 12 months. This means, that for those leases, the Company does not recognize ROU assets or lease liabilities.

Applying the practical expedient to not separate lease and non-lease components for all of the Company’s leases as a lessee.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (Continued)

The Company as a lessee

Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. A lease is a finance lease if it meets any one of the criteria below, otherwise the lease is an operating lease:

The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

The lease term is for the major part of the remaining economic life of the underlying asset.

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term.

Based on the criteria above, all of the Company's leases are classified as operating leases.

Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, while the ROU assets are also adjusted for any prepaid or accrued lease payments. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments.

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it reasonably certain that the Company will exercise the option.

After lease commencement, the Company measures the lease liability at the present value of the remaining lease payments using the discount rate determined at lease commencement (as long as the discount rate hasn’t been updated as a result of a reassessment event).

The Company subsequently measures the ROU asset at the present value of the remaining lease payments, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if relevant and any unamortized initial direct costs. Lease expenses are recognized on a straight-line basis over the lease term. Lease terms will include options to extend or terminate the lease when it is reasonably certain that the Company will exercise or not exercise the option to renew or terminate the lease.

Variable lease payments that depend on an index or a rate

On the commencement date, the lease payments shall include variable lease payments that depend on an index or a rate (such as the Consumer Price Index or a market interest rate), initially measured using the index or rate at the commencement date.

The Company does not remeasure the lease liability for changes in future lease payments arising from changes in an index or rate unless the lease liability is remeasured for another reason. Therefore, after initial recognition, such variable lease payments are recognized in profit or loss as they are incurred.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (Continued)

Impact of the new standard

The most significant impact is reflected in: (i) the recognition of approximately $12,632 ROU assets and $12,606 lease liabilities on the Company's balance sheet for its operating leases of offices, vehicles and equipment (see table below) and (ii) the requirement to provide significant new disclosures regarding leasing activities and to enable users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. However, the adoption of this standard does not have a material impact on consolidated statements of income and consolidated statements of cash flows (see note 7).

The table below presents the effects on the consolidated statement of financial position as at January 1, 2019, in respect of leases existing as of that date:

	According to the previous accounting policy	The change	As presented according to Topic 842
	Dollars in thousands

As of January 1, 2019:

Assets:
Prepaid expenses	26	(26)	-
Operating leases ROU	-	12,632	12,632
	26	12,606	12,632

Current liabilities:
Current maturity of lease liabilities	-	2,859	2,859

Non-current liabilities:
Lease liabilities	-	9,747	9,747

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

Non-Controlling Interests

The Company’s non-controlling interests represent the minority shareholder’s ownership interests related to the Company’s subsidiaries. The Company reports its non-controlling interests in subsidiaries as a separate component of equity in the consolidated balance sheets and reports net income (loss) attributable to the non-controlling interests in the consolidated statement of operations.

Redeemable Non-Controlling Interests

Certain non-controlling interests in a subsidiary are entitled to predefined Exit Rights that, for accounting purposes, constitute a contingent redemption event that is outside of the Company’s control. As such, these non-controlling interests are presented as temporary equity between liabilities and equity on the Company’s consolidated balance sheets.

After initial recognition, at the fair value of the investment less directly attributable transaction costs, the carrying value of redeemable non-controlling interests is adjusted for the non-controlling interests share in the subsidiary’s profits and Other Comprehensive Income (Loss). The Company does not adjust the carrying value of the redeemable non-controlling interests to the deemed liquidation values of such shares as long as the liquidation events triggering the Exit Rights is not considered probable of occurring.

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

The following table presents the Company’s revenues according to the Company’s segments:

	Year ended December 31,
	2019	2018	2017
Airport Security and Other Aviation Services	$309,548	$329,150	$292,393
Authentication Technology	23,759	16,071	5,289
Total revenues	$333,307	$345,221	$297,682

The following table presents the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Year ended December 31,
	2019		2018		2017
Germany	$137,207	41%	$134,646	39%	$125,896	42%
The Netherlands	97,700	29%	121,465	35%	103,862	35%
United States	73,719	22%	69,548	20%	54,891	18%
Other countries	24,681	8%	19,562	6%	13,033	5%
Total revenues	$333,307	100%	$345,221	100%	$297,682	100%

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

Practical Expedients and Exemptions

Because nearly all our contracts are based on input measure of time of service provided (as hours or attendance) no exemptions need to be made. We have no material contracts with material revenues expected to be recognized subsequent to December 31, 2019 related to remaining performance obligations.

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

Other Airport Services
Airport Services include wheelchair attendants, pre-departure skycaps, bag-runners, agents, guards, charter security screening, janitorial, and cabin cleaning to major U.S. and foreign carriers in airports throughout the United States of America. Our contracts may include either single or multiple performance obligations and vary by airport and airline. We recognize revenue given the unit of measure (hours) provided in the given time period and the specific price for specific hours or attendance for specific event, time framed service as agreed upon in the contracts.

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

Authentication Technology Segment

In the authentication technology segment, the Company offers authentication services on a cost per click basis, with a minimum yearly commitment which means the customer pays the Company according to the higher of (a) number of times the customer used the system in order to authenticate IDs or (b) according to the yearly minimum commitment. According to the agreement with the customers, each chargeable click has an agreed price and revenue is being recognized accordingly.

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

Deferred Revenues

We record deferred revenues when cash payments are received or due in advance of our performance. Deferred revenues at December 31, 2019 and 2018 were $1,652 and $2,001, respectively shown as part of the accrued expenses and other current liabilities and $268 and $111 shown as other liabilities. Revenue recognized for the years ended December 31, 2019, 2018 and 2017 that was included in the deferred revenue at the beginning of each year was $2,001, $854 and $360, respectively.

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

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs during the years ended December 31, 2019, 2018 and 2017 are $828, $528 and $316, respectively.

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

The Company had a loss from continuing operations for the years ended December 31, 2019 and 2018. For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common share is anti-dilutive due to the net losses in 2019 and 2018. Potentially dilutive securities were excluded from the computation of diluted income (loss) per share as the conversion rate of the convertible note payable to related party was higher than the market price of the Company’s common stock as of December 31, 2019 and 2018, as the effect of including them is anti-dilutive.

The Company had an income from continuing operations for the year ended December 31, 2017. Potentially dilutive securities were excluded from the computation of diluted income (loss) per share as the conversion rate of the convertible note payable to related party was higher than the weighted average computed price of the Company’s stock for the year 2017 as the effect of including them is anti-dilutive.

The following table summarizes the number of shares of common stock attributable to potentially dilutive securities outstanding for each of the periods which were excluded from the calculation of diluted income (loss) per share:

	Year Ended December 31,
	2019	2018	2017

Shares issuable upon conversion of convertible notes
payable to related party at a price of $0.40	5,000,000	-	-
Shares issuable upon conversion of convertible notes
payable to related party at a price of $1.50	-	14,731,267	16,652,333
Shares issuable upon conversion of accrued interest
payable to related party at a price of $0.75	-	11,779,776	16,815,677
Total	5,000,000	26,511,043	33,468,010

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, income taxes payable, VAT payable, notes payable-banks, long-term loan payable and loan payable to related party approximate their carrying values due to the short-term nature of the instruments. The carrying values of the convertible notes payable to a related party and other liabilities are not readily determinable because: (a) these instruments are not traded and, therefore, no quoted market prices exist upon which to base an estimate of fair value and (b) there were no readily determinable similar instruments on which to base an estimate of fair value.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Financial instruments which are subject to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Company maintains cash and cash equivalents and restricted cash in accounts with financial institutions in the United States of America, Europe, Japan and Israel. As of December 31, 2019, accounts at financial institutions located in the United States of America are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250 per institution. As of December 31, 2019, cash, cash equivalents and restricted cash of $249 is being held in the United States of America, of which $16 is uninsured. Bank accounts located in Europe, Japan and Israel, totaling $54,596  as of December 31, 2019, are uninsured.

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

Revenue from two customers represented 69% of total revenue during the year ended December 31, 2019, of which one customer accounted for 41% and the other customer accounts for 28% of total revenue. Accounts receivable from these two customers represented 57% of total accounts receivable as of December 31, 2019.

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

Recently Issued Accounting Pronouncements

Accounting Standards Update 2020-01

In January 2020, the FASB issued an update for Investments-Equity Securities (Topic 321) and Investments-Equity method and Joint Ventures (Topic 323). This ASU, among other things, clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, for the purposes of applying the measurement alternative in accordance with topic 321 immediately before applying or upon discontinuing the equity method. The amendment is affective for public business entities for fiscal years beginning after December 15, 2020, including interim periods within that fiscal year. The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.

Accounting Standards Update 2019-12

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The standard will become effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The adoption of this standard is not expected to have material effect on the Company’s operating results or financial condition.

NOTE 3 – BUSINESS COMBINATION

Acquisition in Sweden

In July 2018, the Company acquired 100% of the outstanding shares of Detact Security Solution AB. The purpose of the acquisition was to penetrate the Swedish aviation and cargo markets. Consideration of the acquisition was 9,500 SEK ($1,065 as of the purchase date), of which 6,500 SEK ($729 as of the purchase date) was paid in cash upon the signing of the purchase contract and 3,000 SEK ($336 as of the purchase date) was held in escrow for a period of three months or longer in case of disagreement between the parties. As of December 31, 2018, the funds in the escrow account were not released to the seller as a result of disagreement between the parties.

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

Goodwill associated with the new acquisition of Detact Security Solution AB was 9,005 SEK ($1,007 as of December 31, 2018) and deductible for income tax purposes. The goodwill consists principally of the expectations of future earnings and profits from expanding this business. In December 2018, the Company evaluated the goodwill and concluded the goodwill should be fully impaired (see note 8).

Acquisition in Spain

In January 2018, the Company acquired 100% of the outstanding shares of Abydos Consultores de Sistemas S.L.U. The purpose of the acquisition was to increase the Company’s activities in Spain. Consideration of the acquisition was €183 ($226 as of the purchase date), in cash upon the signing of the purchase contract. The name of Abydos Consultores de Sistemas S.L.U. was changed into I-SEC Aviation Security S.L.

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

Goodwill associated with the acquisition of Abydos Consultores de Sistemas S.L.U. was €188 ($232 as of December 31, 2018) and is deductible for income tax purposes. The goodwill arising from this acquisition consist principally of the expectations of future earnings and profits from expending this business. In December 2018 the Company evaluated the goodwill and concluded that the goodwill should be fully impaired (see note 8).

Acquisition in Denmark

On July 19, 2017, the Company acquired 100% of the outstanding shares of Harsec A/S (“Harsec”) in Denmark. Harsec provides cargo security services in the Danish airports and is serving international parcel companies. Consideration of the acquisition for the shares was 10,000 Danish Krone (“DKK”) ($1,579 as of the purchase date) in cash of which 90% was paid upon the signing of the purchase contract and 10% paid three months after that. The acquisition was done in order to expand our services to the Danish market.

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

As of December 31, 2019 and 2018 the Company had no assets or liabilities in its consolidated balance sheets, that related to the discontinued operations.

A summary of the Company’s consolidated statements of operations from the above discontinued operations for the years ended December 31, 2019, 2018 and 2017 are as follows:

	For the Years Ended December 31,
	2019	2018	2017

Revenue	$-	$-	$609
Cost of revenue	-	-	588
GROSS PROFIT	-	-	21
Selling, general and administrative	-	289	116
Net loss	-	(289)	(95)
Less: Net loss attributable to non-controlling interests	-	123	47
LOSS FROM DISCONTINUED OPERATIONS ATTRIBUTABLE
TO ICTS INTERNATIONAL N.V.	$-	$(166)	$(48)

NOTE 5 – INVESTMENTS

Artemis Therapeutics, Inc.

As of December 31, 2019, the Company owns 198,311 shares or 3.8% of the outstanding common stock of Artemis Therapeutics, Inc. (“ATMS”). As of December 31, 2019, ATMS has no operating business.

The Company suspended its use of the equity method to accounting for this investment in 2007 after its investment balance was reduced to zero.

As of December 31, 2019 and 2018, the Company’s share of the underlying net assets of ATMS is equal to the Company’s carrying value of its investment in ATMS ($0 at December 31, 2019 and 2018). The market value of the Company's investment in ATMS as of December 31, 2019 and 2018 is $10 and $119, respectively.

The Company evaluated the stock price of ATMS but as ATMS share price is low, the number of shares that are being traded is low, and as ATMS still does not have any revenue, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero.

White Line B.V.

In March 2017, the Company invested an amount of $2,000 in White Line B.V., a limited company incorporated in the Netherlands. White Line is a holding and finance company. Because White Line B.V. is a private, closely-held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment. In October 2017, the Company invested additional amount of $1,500 in White Line. The total investment represented 10% of the issued and outstanding share capital of White Line.

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

NOTE 5 – INVESTMENTS (CONTINUED)

White Line B.V. (Continued)

In December 2018, the Company reached into an agreement with the related party entity in order to preface the sale of the investment. The related party entity purchased the full investment from the Company in December 2018, for $3,500 in exchange for reduction in the convertible notes payable to a related party.

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”) and to provide aviation security and non-security services in South Korea. Each one of the parties holds 50% (fifty percent) of the JVC’s equity. The Company uses the equity method for this investment. As of December 31, 2019, the Company’s investment is 381,332 KRW ($330). For the years ended December 31, 2019 and 2018, the Company recognized a profit in its consolidated statements of operations of 105,092 KRW and 133,550 KRW, respectively ($91 and $124 as of December 31, 2019 and 2018, respectively) from its investment in the JVC. In addition, each one of the partners, provided in June 2018 to the JVC a loan of 200,000 KRW in order to fund the working capital of the JVC. The loan bears interest of 1.3% per year. As of December 31, 2019 and 2018, the outstanding balance of the loan was 0 and 200,000 KRW respectively ($0 and $180 as of December 31, 2019 and 2018, respectively), shown in the consolidated balance sheets as other assets.

Mesh Technologies, Inc.

In January 2019, the Company invested an amount of $50 in Mesh Technologies, Inc. (“Mesh”), a company incorporated in Delaware, USA. As of December 31, 2019, the investment represented 0.6% of the issued and outstanding share capital of Mesh. Mesh is a technology company providing cross border payments technology by innovating on the existing payment rails of established card networks available in the market. As Mesh is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Arrow Ecology & Engineering Overseas (1999)

In December 2019, the Company invested an amount of $1,750 in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”), a limited company incorporated in Israel. Arrow develops and operates a sustainable green process to recycle mixed and sorted municipal solid waste. The Company purchased few types of shares representing 23.3% of Arrow’s equity for an amount of $22 and shareholders loans were purchased for a price of $1,728. The Company uses the equity method for this investment. As the investment in Arrow was acquired at the end of December 2019, the Company did not recognise profit or loss regarding this investment for the year ended December 31, 2019.

The Company has an agreement with an entity related to its main shareholder, according to which, if the value of the investment decrease, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $1,750. The guarantee is effective immediately as of the date of purchase and terminates after three years. Some Directors and managers of Arrow are related parties of the Company.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	December 31,
	2019	2018

Offices, equipment and facilities	$8,866	$7,489
Internal-use software	595	587
Vehicles	1,870	1,912
Leasehold improvements	2,352	1,957
	13,683	11,945
Less: accumulated depreciation and amortization	9,097	7,682
Total property and equipment, net	$4,586	$4,263

Depreciation and amortization expense are $1,688, $1,897 and $1,416 for the years ended December 31, 2019, 2018 and 2017 respectively.

NOTE 7 - LEASES

The table below presents the effects on the amounts relating to the Company’s total lease cost:

Year ended December 31, 2019
Operating lease cost	$3,421
Short-term lease cost	994
Total lease cost	$4,415

Other information:
Cash paid for amounts included in the measurement of Lease liabilities:
Operating cash flows from operating leases	$2,901

Right-of-use assets obtained in exchange for new operating lease liabilities	$541

Weighted-average remaining lease term - operating leases	4.1 years

Weighted-average discount rate - operating leases	5.0%

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 7 – LEASES (CONTINUED)

Supplemental balance sheet information related to operating leases was as follows:

December 31, 2019
Operating lease ROU assets	$10,367

Other current liabilities	$2,725
Operating lease liabilities	7,562
Total operating lease liabilities	$10,287

Maturities of operating lease liabilities as of December 31, 2019 were as follows:

Year ending December 31,
2020	$3,100
2021	2,063
2022	1,660
2023	1,610
2024	1,329
Thereafter	2,121
Total future minimum lease payments	11,883
Less: imputed interest	1,596
Total	$10,287

NOTE 8 – GOODWILL

All the Company’s goodwill relates to its airport security and other aviation services segment. The change in goodwill during the year is as follows:

	2019	2018
Balance as of the beginning of the year:

Goodwill	$2,220	$1,044
Accumulated impairment losses	(1,525)	-
	695	1,044

Goodwill acquired during the year	-	1,242
Impairment losses	-	(1,563)
Exchange rate effect	(14)	(28)
	681	695

Balance as of the end of the year:

Goodwill	2,182	2,220
Accumulated impairment losses	(1,501)	(1,525)
	$681	$695

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 8 – GOODWILL (CONTINUED)

At December 31, 2019, the Company performed a qualitative assessment to determine if it was more likely than not that the fair value of the reporting units exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value exceeded the carrying value of the reporting unit. At December 31, 2018, the qualitative assessment indicated that it was more likely than not that the carrying value of the reporting unit exceeded fair value. At December 31, 2018, the qualitative assessment indicated that it was more likely than not that the carrying value of the reporting unit exceeded the fair value.

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

During the years ended on December 31, 2019, 2018 and 2017, the Company recognized impairment charges of $0, $1,563 and $0, respectively.

The facts and circumstances that led to the impairment of goodwill during the year ended December 31, 2018 are as follows:

Procheck, a wholly-owned subsidiary of the Company since 1998 was advised by its only customer, that its services are not required, its contract would not be renewed and will end on December 31, 2018, following a change in the governmental security concept in the Netherlands. Upon expiration of the agreement, Procheck will be closed and the employment of its employees was terminated. The closing costs totaled €8,059 ($9,219 as of December 31, 2018). A goodwill impairment loss of $314 was recognized.

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

As the Company maintains a valuation allowance for the carrying value of its net deferred tax assets for the locations affected by the goodwill impairment, there is no effect on the Company’s deferred tax assets in the consolidated balance sheets (see note 16).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)
NOTE 9 – NOTES PAYABLE – BANKS

United States of America

The Company’s U.S. subsidiary is a party to a credit facility with a commercial lender, which provides a maximum borrowing capacity up to $10,000, subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 80% of eligible unbilled receivables, as defined, plus (iii) 95% of a $500 standby letter of credit that was provided to the lender by an entity related to the main Shareholder. Borrowings under the credit facility are secured by the U.S. subsidiary’s accounts receivable, unbilled receivables, equipment, cash and the $500 letter of credit that was provided to the lender by an entity related to the main Shareholder.

In December 2019, the Company replaced the $500 stand by letter of credit which was provided to the lender by an entity related to the Company’s main shareholder to a letter of credit, provided by the Company and with the same terms.

As of December 31, 2019 and 2018, the Company had approximately $6,475 and $9,033, respectively, outstanding under line of credit arrangement. As of December 31, 2019 and 2018, the Company had $3,525 and $967, respectively, in unused borrowing capacity under the line of credit facility.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR plus 3% per annum (4.76% as of December 31, 2019).

The Company’s weighted average interest rate in the United States of America during the years ended December 31, 2019, 2018 and 2017 is 6.51%, 6.0% and 5.64% respectively. The Company is required to maintain a minimum fixed charge coverage ratio. The credit facility expires in October 2021. During the year ended December 31, 2019, the Company was not in compliance of certain financial covenants, and a waiver was obtained from the commercial lender.

Europe

The Company has a credit arrangement with a commercial bank, to provide it with up to €12,000 ($13,453 as of December 31, 2019) in borrowings until further notice. Borrowings under the line of credit bear interest at one-month EURIBOR plus 3.5% with a minimum of 3.5% per annum (3.5% as of December 31, 2019). The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base.

In April 2019, the Company amended the line of credit agreement with the commercial bank in order to temporarily increase the line of credit up to €16,000 ($17,936 as of December 31, 2019) under the same terms and conditions through September 2019.

As of December 31, 2019 and 2018, the Company had €11,872 and €2,207 ($13,313 and $2,525 as of December 31, 2019 and 2018), respectively, in outstanding borrowings under the line of credit arrangement.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2019, 2018 and 2017, is 3.5%, 3.5% and 3.5% respectively.

In addition to the line of credit arrangement, a guarantee facility of €2,500 ($2,803 as of December 31, 2019) is provided to the Company by the same commercial bank. As of December 31, 2019 and 2018, the Company had €2,316 and €2,275 ($2,596 and $2,603 as of December 31, 2019 and 2018), respectively, of outstanding guarantees under the guarantee facility, which related to leases and performance guarantees for contracts.

As of December 31, 2019, the Company was not in compliance of the covenants of the agreement.

The line of credit agreement expired on December 31, 2019 and it was operating under the old terms and conditions until the renewal in May 2020 (see note 20).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 9 – NOTES PAYABLE – BANKS (CONTINUED)

Europe (Continued)

The Company has an additional credit arrangement in Sweden to provide it with up to 2,000 SEK ($215 as of December 31, 2019) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of December 31, 2019 and 2018, the Company had 1,115 SEK and 2,955 SEK ($120 and $331 as of December 31, 2019 and 2018) respectively in outstanding borrowings under the line of credit facility. The Sweden subsidiary had an over advance of 955 SEK ($107) at December 31, 2018 which was subsequently repaid.

NOTE 10 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2019	2018

Accrued payroll and related costs	$20,662	$21,082
Accrued vacation	6,639	6,647
Accrual for minimum wage increase	-	508
Labor union contribution	2,089	2,197
Severance accrual for Procheck termination	-	7,728
Deferred revenue	1,652	2,001
Other	3,991	2,510
Total accrued expenses and other current liabilities	$35,033	$42,673

NOTE 11 – LOAN PAYABLE

In December 2018, the Company entered into an agreement with a financing company to provide it €2,000 ($2,242 as of December 31, 2019) as a loan until December 2020. The loan can be repaid earlier but not before December 2019. In November 2019, the Company repaid €1,000 ($1,121 as of December 31, 2019) of the payable loan plus interest calculated through December 2019. The loan bears interest of ten percent per annum. Interest is being paid quarterly.

NOTE 12 – DEBT TO RELATED PARTIES

Loan from Related Party

In March 2017, the Company signed a loan agreement with a related party, to provide the Company a loan of $2,000 for up to one year bearing 7% interest per annum. At December 31, 2019 and 2018, the loan payable to the related party consist of $0 and $200, respectively, in principal and $0 and $168 respectively in accrued interest. Interest expense related to this loan is $8 and $59 for the years ended December 31, 2019 and 2018, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 12 – DEBT TO RELATED PARTIES (CONTINUED)

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

In May 2019 the Company granted this entity, the option to convert up to $2,000 of the loan into the Company’s shares at a price of $0.40 per share, and all other conversion rights for the balance of the debt except $2,611, which is convertible at a price of $0.75 per share, would eliminate. In December 2019, this entity converted the $2,611 accrued interest into 3,480,968 shares at a price of $0.75 per share.

In June 2019 the Board of Directors approved a one-time compensation of $8,139 to this entity for exchange rate and related losses suffered in connection with its convertible notes to the Company during the years. Compensation was approved subject to closing of investment transaction in the Company’s subsidiary, ABC Technologies B.V., which happened in July 2019 (see note 13). As a result, the Company recorded $8,139 in connection with this payment which is included in other expenses in the consolidated statement of operation and comprehensive income (loss)

In July 2019, the Company repaid $30,000 of the convertible notes.

The Company’s weighted average interest during the years ended December 31, 2019, 2018 and 2017 is 8.30%, 7.70% and 7.27%, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)
NOTE 12 – DEBT TO RELATED PARTIES (CONTINUED)

Convertible Notes Payable to a Related Party (Continued)

As of December 31, 2019 and 2018, convertible notes payable to this related party consist of $0 and $22,097 respectively, in principal and $2,000 and $8,835, respectively, in accrued interest.

Note Payable to Related Party

As of December 31, 2019 and 2018, notes payable to this related party consist of $1,033 and $0, respectively, in principal and $505 and $0, respectively in accrued interest. The principal was repaid in February 2020.

Total interest expense related to these notes is $1,218, $2,687 and $2,706 for the years ended December 31, 2019, 2018 and 2017, respectively.

In June 2020, the Company amended the agreement with the entity related to the main shareholder to extend the period of the notes until June 30, 2021. The maximum amount of the notes will be $3,500, excluding interest.

NOTE 13 – REDEEMABLE NON-CONTROLLING INTERESTS

On July 3, 2019, ABC entered into a Series A Preferred Subscription Agreement (the "Agreement") with TPG Lux 2018 SC I, S.a.r.l ("TPG"), according to which ABC issued 3,000,000 Series A Preferred Shares ("Series A Shares") to TPG for a subscription price of US$60 million in cash representing approximately 24% of the outstanding share capital of ABC and 23.077% of the fully-diluted share capital of ABC (see note 14). Transaction costs totaled $4,540 and were deducted from the redeemable non-controlling interests balance.

On November 7, 2019, ABC entered into a Series A and Series A-1 Preferred Subscription Agreement with Oak HC/FT Partners II, L.P. ("Oak"), according to which ABC issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares ("Series A-1 Shares" and together with Series A Shares – "the Preferred Shares") to Oak for a subscription price of US$20 million in cash representing approximately 7.401% of the outstanding share capital of ABC and 7.143% of the fully-diluted share capital of ABC.  For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis: $19,537 and $461, respectively. Transaction costs totaled $1,513 and were deducted from the respective investment amounts.

Following the Oak investment, on November 7, 2019, TPG subscribed for 307,087 Series A-1 Shares at nominal value (US$0.001 per share) (“Bonus Issue Series A-1 Shares”) in order to preserve its 23.077% ownership interest in the fully diluted share capital of ABC.

The Preferred Shares Rights

Liquidation Preference: The holders of Series A Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a sale, initial public offering (“IPO”), merger, consolidation, reorganization, winding-up, dissolution or liquidation of ABC, pursuant to which the Series A Holders are entitled, on the occurrence of such event and in priority to the ordinary shares, to receive the greater of: (a) an amount equal to the initial subscription price for the Series A Shares, plus all accrued but unpaid dividends in respect of the Series A Shares, less all dividends previously paid on the Series A Shares, and (b) the proceeds distributable in respect of the Series A Shares had they been converted into ordinary shares.  The initial subscription price for the Series A Shares (and calculations derived therefrom) are subject to customary adjustments as set forth in the agreements executed in connection with the Sale.

Conversion Rights:  The Series A Shares are subject to conversion into ordinary shares of ABC: (a) on the written request by any Series A Shareholder; and (b) immediately prior to a qualifying IPO of ABC (being an IPO where the net aggregate gross proceeds to ABC exceed US$75 million and where the subscription price per share paid by the public is not less than 150% of the initial subscription price paid for the Series A Shares). Pursuant to these conversion arrangements, the Series A Shares will convert into ordinary shares on a 1:1 basis (subject to certain agreed upon adjustments).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 13 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

Anti-Dilution Protection: The Shareholders Agreements contain customary broad-based weighted average anti-dilution protection whereby, if further shares are issued by ABC at a price per new security that is less than the initial subscription price paid for the Series A Shares, then the Series A Holders shall be entitled to receive additional Series A Shares (at no further cost) on a weighted-average basis, reflecting the value of equity in ABC as determined based on the subscription price paid in the new issue of securities.

Pre-emption Rights: The Shareholders Agreements contain a restriction on issuing any securities ranking senior to or on party with the Series A Shares for as long as TPG and/or any subsequent investor holds at least one third of the overall number of Series A Shares in issue as at the date of completion of the Sale. In addition, each shareholder holding in excess of 3% of the shares of ABC has the right to participate in any new issuance of securities by the ABC, subject to customary exceptions.

Exit Rights: At any time from and after the fifth (5th) anniversary of completion of the issuance, upon written request by TPG, ABC is required to use reasonable endeavors to facilitate the sale by TPG of the Preferred Shares (or, following conversion, ordinary shares) to a third party at a price in excess of 150% of the initial subscription price paid for the Series A Shares and subject to a right of first refusal in favor of the Company. In the event that, three (3) months thereafter, a sale of the Preferred Shares held by TPG has not been consummated, upon written request by TPG, ABC is required to facilitate a sale of ABC within six (6) months after such written request, and thereafter, TPG has the right to require ABC to facilitate a sale or IPO of ABC. On the exercise of such rights, each other shareholder (including the Company) is required to cooperate with TPG regarding such sale or IPO and TPG has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event.

The Exit Right is part of the issuance of the Series A Shares, and was not entered into separately from the transaction that created the non-controlling interests. The Exit Right is not legally detachable from the non-controlling interests because it is non-transferrable (i.e., the instrument cannot be transferred without the underlying preferred shares). Thus, the Exit Right would not be separately exercisable from the non-controlling interests shares because the non-controlling interests shares will be settled when the Exit Right is exercised. As a result, the Exit Right would be considered embedded in the Series A Shares held by TPG.

Shares of redeemable convertible preferred stock are not mandatorily or currently redeemable. However, the Exit Right would constitute a contingent redemption event that is outside of the Company’s control. As such, Series A Shares have been presented outside of permanent equity as redeemable non-controlling interests. The Company has adjusted the carrying value of the redeemable non-controlling interests to adjust for the non-controlling interests share in ABC's profits and Other Comprehensive Income (Loss). The Company has not adjusted the carrying values of the redeemable non-controlling interests to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

The Series A-1 Preferred Shares do not entitle their holders to any liquidation or exit rights as the Series A Preferred Shares, and therefore are classified within permanent equity, as non-controlling interests.

The anti-dilution provisions cited above have not been bifurcated from the host contract since they are to be settled into ABC's non-traded shares, thus the "net settlement" criteria is not met.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 13 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

The following table sets forth for the year ended December 31, 2019 the movement in the Redeemable non-controlling interests:

2019
Balance as of the beginning of the year	$-
Sale of ABC Technologies B.V. series A Shares, net	73,520
Net Income	774
Other Comprehensive Income - Translation adjustment	6
Balance as of the end of the year	$74,300

NOTE 14 – STOCK-BASED COMPENSATION

ABC’s subsidiary has a Stock Option Plan which has reserved 500,000 shares of its common stock for its future issuance. As of December 31, 2019, the subsidiary  has 13,000,000 authorized shares of which 12,500,000 shares are issued and outstanding. Under the stock option plan, stock options may be granted to employees, officers, directors, consultants and service providers of the subsidiary at an exercise price as determined by the subsidiary’s board of directors with expiration terms of not more than ten years after the date such option is granted. Options granted under the plan generally vest over a period of four years.

During the year ended December 31, 2017, the subsidiary granted 62,500 options to certain of its employees at an exercise price of €0.01 per share. The grant date fair value was determined to be immaterial.

The following is a summary of the Company’s subsidiary stock options issued and outstanding:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term
Options outstanding as of December 31, 2018	290,500	$0.01
Options granted	-	-
Options exercised	-	-
Forfeited	90,000	-
Options outstanding , end of the year	200,500	$0.01	7.5 years

Options exercisable, as of December 31, 2019	156,625	$0.01	7.5 years

Non-vested options consist of the following:

	Number of	Weighted average
	options	exercise price
Non-vested opions, as of December 31, 2018	160,250	$0.01
Granted	-	-
Vested	(61,375)	-
Forfeited	(55,000)	-
Non-vested options, as of December 31, 2019	43,875	$0.01

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 14 – STOCK-BASED COMPENSATION (CONTINUED)

During the years ended December 31, 2019, 2018 and 2017, there were no compensation expenses related to the issuance of stock option plan.

As of December 31, 2019, the Company does not have any unrecognized compensation cost related to stock options granted under the stock option plans.

NOTE 15 – OTHER EXPENSES, NET

	Year ended December 31,
	2019	2018	2017

Interest expense to related parties (see Note 12)	$(1,218)	$(2,746)	$(2,875)
Interest expense and other bank charges	(1,479)	(1,261)	(1,073)
Interest income	151	-	170
Revaluation and related costs reimbursed to related party	(8,139)	-	-
Foreign currency gain (loss)	148	417	(2,450)
Other income	19	4	56
Total other expense, net	$(10,518)	$(3,586)	$(6,172)

NOTE 16 – INCOME TAXES

The components of income (loss) before income tax benefit (expense) from continuing operations are as follows:

	Year Ended December 31,
	2019	2018	2017

The Netherlands	$(11,508)	$(13,107)	$1,602
Subsidiaries outside of the Netherlands	5,804	2,728	6,296
Income (loss) before income tax expenses	$(5,704)	$(10,379)	$7,898

The current income tax expense from subsidiaries outside of the Netherlands is $1,492, $548 and $2,045 for the years ended December 31, 2019, 2018 and 2017, respectively. There was no current income tax expense or benefit for the Netherlands for the years ended December 31, 2019, 2018 and 2017.

The deferred income tax benefit from subsidiaries outside of the Netherlands is $29, $87 and $12 for the years ended December 31, 2019, 2018 and 2017, respectively. There was no deferred income tax expense for the Netherlands for the years ended December 31, 2019, 2018 and 2017.

Tax expenses from subsidiaries in the Netherlands include $86, $0 and $0, for the years ended December 31, 2019, 2018 and 2017, respectively, of tax related to previous years. Tax expenses from subsidiaries outside the Netherlands include $0, $224 and $0 for the years ended December 31, 2019, 2018 and 2017, respectively, of tax related to previous years.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 16 – INCOME TAXES (CONTINUED)

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2019	2018

Deferred tax assets:
Operating loss carryforwards	$20,171	$17,627
Capital loss carryforwards	148	143
Allowance for doubtful accounts	14	13
Tax credit carryforwards	560	560
Accrued expenses and other	691	682
Total deferred tax assets	21,584	19,025

Deferred tax liabilities:
Depreciation of property and equipment	(62)	(111)
	21,522	18,914
Valuation allowance	(21,046)	(18,478)
Deferred tax assets, net	$476	$436

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

As of December 31, 2019, the Company has net operating losses carry forwards of $43,351 in the Netherlands, which expire in 2020 through 2027. As of December 31, 2019, the Company has net operating loss carry forwards of $29,415 in the United States of America, which will expire in 2025 through 2037 and $5,862 in Israel, which do not expire. The ultimate utilization of such net operating loss carry forwards is limited in certain situations.

As of December 31, 2019, the Company has capital loss carry forwards of $643 in Israel. Such capital loss carry forwards do not expire and can be offset against future capital gains generated in Israel.

As of December 31, 2019, the Company has $560 in tax credits for the welfare to work and work opportunity programs in the United States of America that expire in 2024 through 2029.

During the years ended December 31, 2019 and 2018 the valuation allowance increased by $2,568 and $2,577, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 16 – INCOME TAXES (CONTINUED)

The Company's effective income tax rate differs from the Netherlands' statutory rate of 25% as follows:

	Year Ended December 31,
	2019	2018	2017

Effective loss (income) tax benefit from continuing operations at statutory rate	$1,426	$2,595	$(1,975)
Rate differential	1,024	682	(545)
Non-deductible expense	(584)	(565)	(131)
Adjustments to prior year tax losses	(429)	(408)	-
Tax rate change-impact on prior years	-	-	(4,472)
Changes in valuation allowance	(2,568)	(2,577)	5,368
Other	(418)	(412)	(278)
Income tax expense from continuing operations	$(1,549)	$(685)	$(2,033)

As of December 31, 2019 and 2018 there are no unrecognized tax benefits. As of December 31, 2019 and 2018, the Company has income tax payable of $162 and $1,958, respectively.

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the tax years 2013 to 2019 are subject to examination in the Netherlands. In the United States of America, Income tax returns for the years 2016 to 2018 are subject to examination. Income tax returns for the tax years 2014 to 2019 are subject to examination in foreign jurisdictions.

NOTE 17 - RELATED PARTY TRANSACTIONS

Entities related to two of the Company's Supervisory Board members provide legal services to the Company. Legal expense related to these services is $46, $35 and $47 for the years ended December 31, 2019, 2018 and 2017, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $1 and $9 due for these services as of December 31, 2019 and 2018, respectively.

The Company engages the services of a related party to provide certain selling and management services to the authentication technology segment. The Company incurred expenses of $801, $715 and $254 for such services for the years ended December 31, 2019, 2018 and 2017, respectively. In addition, since April 2018, the related party serves as a board member of the Company and was paid an amount of $28 and $15 as board fees, for the years ended December 31, 2019 and 2018, respectively.

An entity related to the Company’s main shareholder provided a letter of credit of $1,000 to a commercial bank to guarantee a borrowing arrangement on behalf of one of the Company’s subsidiaries. In December 2017, the Company agreed with the commercial bank to reduce the letter of credit to $700. In April 2018, the letter of credit was reduced to $500. In December 2019, the Company replaced the letter of credit by its own letter of credit.

The Company engages the services of a related party to provide certain selling services to its authentication technology segment. The Company incurred expenses of $106, $110 and $95 for such services for the years ended December 31, 2019, 2018 and 2017, respectively.

The Company engages the services of a related party to provide internal audit services. The Company incurred expenses of $170, $155 and $114 for such services for the years ended December 31, 2019, 2018 and 2017, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 17 - RELATED PARTY TRANSACTIONS (CONTINUED)

The chairman of the board, a related party, receives annual compensation of $50 for his services as chairman.

In August 2017, the Company engaged the services of a related party to provide certain selling and administrative services to its authentication technology segment. The Company incurred expenses of $39 and $103 for such services for the years ended December 31, 2019 and 2018, respectively. In addition, the related party serves as a board member of the Company, and was paid an amount of $30 and $15 as board fees, for the years ended December 31, 2019 and 2018, respectively.

In April 2018, the Company issued 3,350,000 shares to certain directors and officers of the Company for a purchase price of $0.66 per share. In December 2018, additional 750,000 shares were issued to two related parties for a price of $0.48 per share.

In May 2018, the Company engaged the services of a related party to provide certain administration services. The Company incurred expenses of $98 and $53 for such services for the years ended December 31, 2019 and 2018, respectively.

In May 2019, the Company engaged the services of Arrow (see note 5) to provide some administrative services. The Company incurred expenses of $62 for such services for the year ended December 31, 2019.

In June 2019, the Company issued 3,000,000 shares to certain directors and officers of the Company for a purchase price of $0.40 per share.

In December 2019, the Company purchased shares and shareholders debt of Arrow for $1,750 (see note 5).

NOTE 18 - COMMITMENTS AND CONTINGENCIES

Letters of Credit and Guarantees

As of December 31, 2019 and 2018, the Company has approximately $733 and $233, respectively, in outstanding letters of credit. Such letters of credit are being secured by the same amounts in restricted cash with commercial banks (see note 2).

As of December 31, 2019 and 2018 the Company has €2,316 and €2,275 ($2,596 and $2,603 as of December 31, 2019 and 2018, respectively) in outstanding guarantees on its lines of credit arrangement in Europe (see note 9), which relate to leases and performance guarantee for contracts.

Legal Proceedings

Claims by former employees

The Company is subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $637.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 18 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Minimum Wage Increase

In August 2015, the Company was informed about a court decision, which approved an increase to the minimum wage for the city of SeaTac, WA (location of SeaTac Airport).  The increase to the minimum wage was originally approved by a vote in King County, WA in 2013 (to be effective January 1, 2014); however, a court ruled that SeaTac employees were excluded from this increase because the airport was under the jurisdiction of the Port of Seattle and not the city of SeaTac.  In August 2015, this decision was overturned by the State Supreme Court and, accordingly, the Company is required to increase the minimum wage of its employees at SeaTac Airport according to the court decision, effective January 1, 2014.  After the settlements of the legal disputes in 2017 related to the minimum wage increase, the Company was obligated to pay out approximately $1,628. The accrued amount at December 31, 2018 is $508 (inclusive of interest amounting to approximately $263) for the remainder of the settlement and is included in accrued expenses and other current liabilities (see note 10).  The Company paid this amount in 2019 and the resulting balance owed at December 31, 2019 is zero.

Termination of contract

Following the termination of the Procheck contract in December 31, 2018, the Company has been negotiating with the customer compensation for the losses accrued as a result of the termination. In December 2019 the Company started a legal procedure in order to settle the disagreement. The proceedings have been completed without material effect to the Company's financials.

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

Agency Agreements

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3,000 ($3,363 as of December 31, 2019).

In March 2016, the Company entered into an agreement with a third party to assist the Company with the possible sale of one of the Company’s subsidiaries. The fees depend on the outcome of the assignment and are between 2% - 5% of the sale consideration but not less than $4,000. In February 2019 the agreement was amended. According to the amendment, in case that less than 50% of the voting stock or majority of the subsidiary assets are being sold the transaction fee will be 5% of the sale consideration but not lower than $3,000 (see note 13).

In August 2017, the Company entered into an agreement with a third party to assist the Company with a possible sale of one of the Company’s subsidiaries. The fees depend on the outcome of the assignment and are between 2% - 10% of the sale consideration but not less than € 2,000 ($2,242 as of December 31, 2019).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 19 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other aviation services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment is predominantly involved in the development and sale of authentication security software to financial and other institutions, predominantly in Europe and the United States of America. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

The operating results of these reportable segments are regularly reviewed by the chief operating decision.

		Airport Security and Other Aviation Services

			Authentication Technology
	Corporate			Total
Year ended December 31, 2019:
Revenue	$-	$309,548	$23,759	$333,307
Depreciation and amortization	46	1,328	314	1,688
Income (loss) from continuing operations	(11,740)	(2,406)	6,893	(7,253)
Goodwill	-	681	-	681
Total assets from continuing operations	23,381	64,647	35,419	123,447

Year ended December 31, 2018:
Revenue	$-	$329,150	$16,071	$345,221
Depreciation and amortization	45	1,756	96	1,897
Income (loss) from continuing operations	(6,205)	(9,163)	4,304	(11,064)
Goodwill	-	695	-	695
Total assets from continuing operations	329	66,373	8,385	75,087

Year ended December 31, 2017:
Revenue	$-	$292,393	$5,289	$297,682
Depreciation and amortization	46	1,333	37	1,416
Income (loss) from continuing operations	(9,569)	16,078	(644)	5,865
Goodwill	-	1,044	-	1,044
Total assets from continuing operations	4,089	63,742	3,536	71,367

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 19 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The following table sets forth, for the periods indicated, revenue generated from customers by geographical area based on the geographical location of the customer’s invoicing address:

	Year Ended December 31,
	2019	2018	2017

Germany	$137,207	$134,646	$125,896
The Netherlands	97,700	121,465	103,862
United States	73,719	69,548	54,891
Other countries	24,681	19,562	13,033
Total	$333,307	$345,221	$297,682

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization, by country:

	December 31,
	2019	2018

Germany	$516	$225
The Netherlands	862	1,118
United States	354	624
Other countries	2,854	2,296
Total	$4,586	$4,263

Property and equipment, net, in other countries include $2,212 and $1,838 property and equipment in Israel, as of December 31, 2019 and 2018, respectively.

NOTE 20 - SUBSEQUENT EVENTS

In 2020, the Company renewed its line of credit facility agreement with the commercial bank. The new arrangement provides it with up to € 12,000 ($13,355 as of June 1, 2020) in borrowings until March 2021. Borrowings under the line of credit bear interest at one-month EURIBOR plus 4.8% with a minimum of 4.8% per annum. The Company is also subject to unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of six of the Company’s European subsidiaries, tangible fixed assets and a bank guarantee of €2,000 provided by the parent company, ICTS International N.V. The line of credit cannot exceed 70% of the borrowing base. As part of the agreement, also the guarantee facility of €2,500 was renewed until March 2021, with an interest of 2.5% per annum and an unused line fee of 0.75% per annum which is payable quarterly.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(In thousands, except share data)

Valuation and Qualifying Accounts
(US $ in thousands)

		Charges
		(credit)	Charges
		to	to
	Beginning	Costs and	other		End of
	of year	Expenses	accounts	Deductions	Year

Allowance for doubtful accounts (1):
Year ended December 31, 2017	$84	$97	$(78)	$-	$103
Year ended December 31, 2018	103	303	(166)	-	240
Year ended December 31, 2019	240	261	(83)	-	418

Allowance for net deferred tax assets:
Year ended December 31, 2017	$21,269	$-	$-	$(5,368)	$15,901
Year ended December 31, 2018	15,901	-	2,577	-	18,478
Year ended December 31, 2019	18,478	-	2,568	-	21,046

(1) Write-off net of recoveries for the allowance for doubtful accounts.