Form 20-F
period 2020-12-31
ICTS INTERNATIONAL N V
filed 2021-05-14
CIK 1010134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

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
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 37,433,333.

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

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.          Offer Statistics and Expected Timetable

Not Applicable

Item 3.          Key information

Operations

ICTS International N.V. was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS International N.V. and Subsidiaries (collectively referred to as “ICTS” or “Company") operate in three reportable segments: (a) corporate (b) aviation security and other aviation services and (c) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services business provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment provides authentication security services to financial and other institutions, predominantly in the United States of America and Europe.

Selected Financial Data

Selected data set forth below have been derived from the ICTS Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Selected Consolidated Financial Data set forth below should be read in conjunction with Item 5 - Operating and Financial Review and Prospects, the ICTS Consolidated Financial Statements and the Notes to those Consolidated Financial Statements included in Item 18 in this Annual Report.

The COVID-19 outbreak has developed rapidly in 2020, with a significant number of infections. The Company is dependent mostly in Europe and the United States of America for its business on the airline industry. In addition, ICTS is an employee intensive company. As a result of flight restrictions, cancelled flights and quarantine, many employees had to be laid off and / or ordered to stay home, all of which has affected the Company’s 2020 cash flow. There have been number of Government Assistance programs and the Company has applied to those that are applicable to its business. In 2020, the United States of America government approved assistance of $13.7 million for the Company’s American subsidiary of which $12.7 million were recognized as reduction of labor expenses for the year ended December 31, 2020. Additional assistance up to $15.9 million was granted during 2021. In the Netherlands, the Dutch government approved during 2020 assistance up to €17.6 million ($21.6 million as of December 31, 2020) for the Company’s Dutch subsidiaries and additional assistance up to €4.6 million was approved during 2021. The governmental support of both countries is subject to certain terms and conditions. The Company’s business plan for the airport security and other aviation services segment, depends on the COVID-19 developments in the foreseen future and the recovery of the airline industry.

In July 2019, AU10TIX Technologies B.V (formerly ABC Technologies B.V., together with its subsidiaries, “AU10TIX”, a subsidiary of ICTS issued preferred shares to an investor for a subscription price of $60 million in cash representing 24% of the outstanding share capital of AU10TIX and 23.077% of the outstanding share capital of AU10TIX on a fully diluted basis. AU10TIX will retain $20 million on the sale proceeds for general working capital purposes and $40 million were transferred to its parent company, ICTS International N.V.

In July 2019, the Company repaid $30 million to the entity related to the main shareholder who provided the Company loans as convertible notes.

In November 2019, AU10TIX issued preferred shares to a new investor for a subscription price of $20 million in cash representing 7.401% of the outstanding share capital of AU10TIX and 7.143% of the outstanding share capital of AU10TIX on a fully diluted basis.

The following table summarizes certain balance sheet data for the Company at December 31, 2020, 2019, 2018, 2017, and 2016:

	(U.S. dollars in Thousands)
	December 31,
	2020	2019	2018	2017	2016
Cash and cash equivalents	$51,602	$52,352	$12,801	$9,073	$3,892
Total current assets	116,554	103,136	67,219	61,982	43,908
Total assets from discontinued operations	-	-	-	306	853
Total assets	140,388	123,447	75,087	71,853	47,980
Total current liabilities	59,334	75,509	75,058	59,197	45,365
Total liabilities from discontinued operations	-	-	-	41	536
Total liabilities	95,551	84,832	109,943	98,595	81,457
Redeemable non-controlling interests	75,322	74,300	-	-	-
Shareholders' deficit	30,485	35,685	34,856	26,742	33,477

The following table summarizes certain statement of operations data for the Company for the years ended December 31, 2020, 2019, 2018, 2017, and 2016:

	U.S. Dollars in Thousands
	Year ended December 31,
	2020	2019	2018	2017	2016

Revenue	$248,419	$333,307	$345,221	$297,682	$255,576
Cost of revenue	196,569	290,461	311,994	254,728	223,486
GROSS PROFIT	51,850	42,846	33,227	42,954	32,090
Operating expenses:
Research and development	6,541	5,060	3,657	2,683	2,660
Goodwill impairment	-	-	1,563	-	-
Selling, general and administrative	37,239	33,063	34,924	26,201	21,583
Total operating expenses	43,780	38,123	40,144	28,884	24,243
OPERATING INCOME (LOSS)	8,070	4,723	(6,917)	14,070	7,847
Equity Income (loss) from investment in affiliate	(790)	91	124	-	-
Other expenses, net	1,288	10,518	3,586	6,172	4,501
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	5,992	(5,704)	(10,379)	7,898	3,346
Income tax expenses	590	1,549	685	2,033	1,004
INCOME (LOSS) FROM CONTINUING OPERATIONS	5,402	(7,253)	(11,064)	5,865	2,342
Loss from discontinued operations	-	-	289	95	-
NET INCOME (LOSS)	$5,402	$(7,253)	$(11,353)	$5,770	$2,342
Net income (loss) attributable to non-controlling interests	999	789	(123)	(50)	-
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$4,403	$(8,042)	$(11,230)	$5,820	$2,342

BASIC NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.PER SHARE
Income (loss) from continuing operations	$0.12	$(0.26)	$(0.47)	$(0.28)	$(0.20)
Loss from discontinued operations	-	-	(0.01)	-	-
Net income (loss)	$0.12	$(0.26)	$(0.48)	$(0.28)	$(0.20)

Basic weighted average number of shares	35,827,854	30,524,461	23,415,068	21,000,000	11,518,929

DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE

Income (loss) from continuing operations	$0.11	$(0.26)	$(0.47)	$(0.28)	$(0.20)
Loss from discontinued operations	-	-	(0.01)	-	-
Net income (loss)	$0.11	$(0.26)	$(0.48)	$(0.28)	$(0.20)

Diluted weighted average number of shares	38,424,718	30,524,461	23,415,068	21,000,000	11,518,929

              Risk Factors

You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks are realized, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

COVID-19

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company’s. It is not possible for the Company to predict the duration and its effects on the future business or results of operations. Some governmental authorities-imposed restrictions on non-essential activities, businesses suspended travel and popular leisure destinations temporarily closed to visitors. These conditions have impacted the Company’s business operations and revenue, as seen with decrease in demand of airport services among the airlines or airports as a result of decline in travel and reduced or cancelled flights, and adversely affect the Company’s business. The Company expects the pandemic to continue having a significant impact on revenue volume during 2021; however, the extent of the impact is uncertain and is largely dependent on the duration of the pandemic. As a result, the Company is taking actions to identify additional sources of liquidity and reduce or defer costs thereby maximizing working capital and increasing financial flexibility. These actions include the reduction of expenses by furloughing a significant portion of the Company’s workforce and matching the hours worked to the current demand of airport services and the submission of an applications for financial assistance under the different governments support plans to be used for the continuation of payment of employee wages, salaries and benefits. Due to the unknown length of time of the pandemic, the Company cannot quantify its potential future effect or the affect in case goverments will reduce or stop the governmental support.

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

Our Contracts with Airports or Airlines may be Cancelled or not Renewed

Our revenues are primarily provided from services pursuant to contracts, which are cancellable on short notice at any time, with or without cause. We cannot assure you that existing clients will decide not to terminate our contracts or fail to renew a contract. In some jurisdictions and operations, contracts are subject to a tender detailing, inter alia, participation terms, cap pricing and award criteria. Few of the Company’s material contracts are expected to be tendered during the years 2021-2022. In addition, consolidation in the airline industry could also result in a loss of customers. Any such termination, failure to renew a contract with us and/or failure in tenders, could have a material adverse effect on our results of operations and financial condition. If our relationships with our major customers are impaired, then there may be a material adverse effect on our results of operations and financial condition. Our major customers include airports in Europe and major airlines servicing the United States of America. The aviation industry might encounter difficulties and this may have a material adverse impact on our business.

Terrorism, War or Risk of War

Our business is affected by numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against the countries where the Company has a presence, rumours or threats of war, actual conflicts involving those countries or their allies, or military or trade disruptions affecting customers may materially adversely affect operations. Our facilities, and equipment could be direct targets or indirect casualties of terrorist attacks and acts of war. Strategic targets such as high-technology aviation security assets, passenger terminals or aircrafts may be at greater risk of future terrorist attacks than other targets. It is possible that any, or a combination, of these occurrences could have a material impact on the business of the Company, on cash flows, results of operations, financial condition, business reputation, claims etc. In addition, insurance premiums for some or all of our current coverages could increase dramatically, or certain coverages may not be available to us in the future.

Losses from Continuing Operations

The Company incurred income (loss) from continuing operations of $5.4 million, $(7.3) million and $(11.1) million in 2020, 2019 and 2018, respectively. The Company has a shareholders’ deficit of $30.5 million and $35.7 million as of December 31, 2020 and 2019, respectively. If we are unable to obtain new service contracts, increase revenues, increase profitability and reduce the Company’s shareholders deficit, our financial condition and results of operations might be affected and our share price may decline.

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

Poor Economic Conditions

Poor economic conditions could adversely affect our business. Deterioration in the global economic environment may result in decreased demand for our services. Weakening economic conditions could also affect our customers, which may result in redirection of their request for our services.

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

Main Shareholders

As of May 1st, 2021, the MacPherson Trust, its beneficiaries and Mr. M.J. Atzmon, own or control together approximately 76.6% of our issued and outstanding common stock (excluding conversion rights). As a result of such ownership and conversion rights, the MacPherson Trust together with Mr. Atzmon are able to significantly influence and / or control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. Mr. Atzmon, the Chairman of the Supervisory Board, disclaims any benefit or interest in the MacPherson Trust. Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

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

The Company is a public company with limited liability (naamloze vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands. The corporate affairs of ICTS are governed by the articles of association of ICTS (the Articles of Association) and by the laws governing companies incorporated in the Netherlands. Significant number of ICTS’ assets and activities are located outside the United States of America. In addition, Managing Directors and some of the Supervisory Directors are residents of countries other than the United States of America.

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

Authentication Technology Business

Our technology business is primarily involved in the services of authentication security to financial and other institutions, mainly in the United States of America and Europe.

Business Overview

General

ICTS provides the following services through its subsidiaries as follows:

I-SEC supplies aviation security services at airports in Europe and the Far East.

Huntleigh provides mostly non-security aviation related services in the United States of America.

AU10TIX develops technological systems and authentication solutions for financial and other institutions.

Business Strategy

We are currently pursuing the following business strategy:

Aviation Security and Critical Infrastructure Operations in Europe and the Far East

Through the I-SEC subsidiaries, we supply aviation and other high-end security services to airports, airlines, governments and critical infrastructure facilities in Europe and the Far East. Currently, I-SEC provide aviation security services to three out of the five biggest airports in Europe. I-SEC is focusing on the critical infrastructure operations in the countries where we are present, next to our core business (airports, airlines, cargo). I-SEC is continuously looking for ways to extend its operations in new and existing locations.

Other Aviation Related Services in the U.S.

Through Huntleigh, we provide limited security services and non-security aviation related services in the U.S. Huntleigh is continuously looking for ways to extend its operations in new and existing locations.

Developing Authentication Technologies

Through AU10TIX, we are focusing on developing authentication technologies in order to provide authentication services to financial and other markets all over the world. AU10TIX is continuously looking for ways to extend the services it provides, both to new and existing customers.

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

Integrated Services

I-SEC provides a wide variety of integrated services, combining security with customer service. These integrated services which combine security processing based on numerous years of experience and expertise, fully complying with all local, national and international regulatory requirements, with a wide variety of customer service functions, enables airlines to improve customer services while reducing manpower needs and operational costs.

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

Security program implementation: Planning and implementation of a cargo security program; training the client's staff and management team.

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

As security systems are only effective if they continue to address existing and anticipated threats, and to fully comply with international, national and local regulatory requirements, periodical aviation security audits are of vital importance. I-SEC experts possess vast international experience in the performance of such audits, and recommending steps that must be taken to ensure full compliance and suitability of the aviation security system at all times.

Explosive Detection Dog Handling

In 2021 I-SEC acquired a dog handler company in Sweden specialized in the detection of Bed Bugs (BDD) for hotels and similar. Next to the current business in BDD I-SEC will invest and implement an Explosive Detection Dog Handling organization based in Sweden that can support the group.

Critical Infrastructure

I-SEC was awarded a contract of guarding a critical infrastructure plant in The Netherlands, as a result of our scope to focus on additional security fields in addition to the aviation-oriented businesses (airports, airlines and cargo). Aim is to focus next to our core business (airports, airlines, cargo) on the critical infrastructure operations in the countries where we are present.

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

Services Offered in the United States of America

As of December 31, 2020 Huntleigh, provides limited aviation security services and other separate services at approximately 29 airports in 21 states.

The limited security services provided by Huntleigh involve the following:

•	Private Charter Flight Screening for Airlines - which includes security check of passengers' body andcarry-on items.
•	Cargo Security Screening – for some international and domestic carriers.
•	Catering Security Screening – for some international and domestic carriers.
•	Aircraft Security Screening – for some international and domestic carriers.
•	Aircraft Search – search of the entire aircraft to detect dangerous objects.

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

Queue Monitors

Huntleigh provides queue monitors assisting passengers before the checkpoint.

Aircraft Cleaning

Huntleigh provides employees who perform aircraft cleaning services such as the following:

•	Cleaning the aircraft interior
•	Conducting cabin searches
•	Waxing the aircraft exterior

Janitorial

Huntleigh provides janitorial services to airline airport offices, airline terminal areas, airline gates, police stations and office buildings.

Shuttle Service

Huntleigh provides shuttle services to airline crews between hotels and airports.

Skycap Services Provider

A skycap assists passengers with their luggage. Located at the curb side of the check-in at airports, a skycap checks in passengers' luggage and meets security requirements established by the TSA to screen passengers. A skycap also assists arriving passengers with transporting luggage from the baggage carousel to ground transportation or other designated areas.

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

VIP Meet and Greet Services

Huntleigh provides VIP meet and greet services of assisting passengers with the transition through the airport on arrival and / or departure.

Equipment for Passengers with Restricted Mobility

In December 2019, Aviation Mobility Solutions Inc. was formed to find, evaluate and deliver new and innovative products for passengers with restricted mobility.

Authentication Systems and Solutions

AU10TIX, an identity management company, is on a mission to obliterate fraud and further a more secure and inclusive world. The company provides critical, modular solutions to verify and link physical and digital identities so businesses and their customers can confidently connect. Over the past decade, AU10TIX has become the preferred partner of major global brands for customer onboarding and customer verification automation—and continues to work on the edge of what’s next for identity’s role in society. AU10TIX’s proprietary technology provides results in less than 8 seconds, enabling businesses to onboard customers faster while preventing fraud, meeting compliance mandates and, importantly, promoting trust and safety.

Product & Technology

AU10TIX’s modular SaaS offering for identity verification and fraud prevention automates the capture, authentication and content retrieval from physical ID documents. AU10TIX speeds up customer screening and enrollment while enhancing security and ID fraud prevention with 100% automated (i.e., no data entry or back-office dependencies) forensic-level forgery, counterfeiting and risk factor detection and higher conversion rates of borderline quality images. AU10TIX technology handles all of this along with data-rich, fast-response exception reporting and multi-lingual document content support while providing rapid processing (typically 8 seconds or less for the complete verification process).

AU10TIX technology is designed for security-sensitive and business-sensitive environments such as airports, border control, financial services, etc. which require hi-resolution document imaging, auto image optimization, auto-classification of documents up to version level, extraction of readable + encoded content including MRZ lines and barcodes. The automated technology provides real-time cropping of face photograph, multi-factor identity authentication), immediate detailed exception alerts, ability to integrate with chip readers and barcode readers, ability to integrate with biometric inputs, and ability to query date against databases or watch-lists.

AU10TIX’s core engine along with new products like SECURE.ME, a white label identity verification experience, automates all essential components of customer onboarding and KYC initiation in regulated markets including ID document authentication, face matching (typically Selfie-to-ID with additional use cases possible), Proof-Of-Address processing and identity data verification and screening (eIDVS).

AU10TIX enables fully automated ID image recognition and optimization, pre-screening, content retrieval, forgery, counterfeiting and collateral risk flag detection, and exception reporting. Clients are also offered SDK packages to improve and control ID and face image capturing by customers.

Another component is Selfie-to-ID face matching with liveness detection. These features increase strength of risk detection and fraud deterrence and offer replacement to manual video conversations.

This portfolio of services enables service providers to rapidly automate customer onboarding and AML/ATF/KYC processes.

AU10TIX incorporates advanced AI algorithms that increase the accuracy of analyzing images at a broad range of image quality levels for various types of official ID documents. The system is designed to handle images that originate from any common imaging device including mobile phones, tablets, computer webcams, etc.

AU10TIX is relevant for a variety of commercial and government markets many of which are required to comply with KYC regulations. The technology can be integrated with additional Identity Data Verification and Screening (eIDV/eIDVS) as a client or 3rd party augmented service or seamlessly integrated into AU10TIX’s ID authentication and POA handling components, enabling automated submission of customer data to the required person and address verification services, as well as screening services such as PEPs & Sanctions, watchlists, etc. through a single API call.

Target Markets

Key markets for AU10TIX are financial services including banking, insurance, payments, wallets, money transfer, lending, remittance, online investments, trading and forex, cryptocurrency exchanges, rental services, sharing economy, professional services, telecommunications and social media, etc.

Investments

Artemis Therapeutics, Inc.

As of December 31, 2020, the Company owns 198,311 shares or 3.8% of the outstanding common stock of Artemis Therapeutics, Inc. (“ATMS”). As of December 31, 2020, ATMS has no operating business.

The Company suspended its use of the equity method to accounting for this investment in 2007 after its investment balance was reduced to zero.

As of December 31, 2020 and 2019, the Company’s share of the underlying net assets of ATMS is equal to the Company’s carrying value of its investment in ATMS ($0 and $0 at December 31, 2020 and 2019). The market value of the Company's investment in ATMS as of December 31, 2020 and 2019 is $0.1 million and $0 million, respectively.

The Company evaluated the stock price of ATMS but as ATMS share price is low, the number of shares that are being traded is low, and as ATMS still does not have any revenue, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero.

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”) and to provide aviation security and non-security services in South Korea. Each one of the parties holds 50% (fifty percent) of the JVC’s equity. The Company uses the equity method for this investment. As of December 31, 2020, the Company’s investment is 333 million KRW ($0.3 million as of December 31, 2020). For the years ended December 31, 2020, 2019 and 2018, the Company recognized a profit (loss) in its consolidated statements of operations of (18) million KRW, 105 million KRW and 134 million KRW, respectively ($(0), $0.1 million and $0.1 million as of December 31, 2020, 2019 and 2018, respectively) from its investment in the JVC.

Mesh Technologies, Inc.

In January 2019, the Company invested an amount of $0.1 million in Mesh Technologies, Inc. (“Mesh”), a company incorporated in the USA. As of December 31, 2020, the investment represented less then 1% of the issued and outstanding share capital of Mesh. Mesh is a technology company providing cross border payments technology by innovating on the existing payment rails of established card networks available in the market. As Mesh is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Arrow Ecology & Engineering Overseas (1999)

In December 2019, the Company invested an amount of $1.8 million in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”), a limited company incorporated in Israel. Arrow develops and operates a sustainable green process to recycle mixed and sorted municipal solid waste. The Company purchased few types of shares representing 23.3% of Arrow’s equity for an amount of $0 million and shareholders loans were purchased for a price of $1.7 million ($4.1 million stated value less $2.4 million allowance for credit losses, which have not changed since the acquisition). The Company uses the equity method for this investment. During the years ended December 31, 2020 and 2019, the Company recognized its estimated share in Arrow loss in the amount of $0.8 million and $0, respectively, from this investment.

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

GreenFox Logistics LLC.

In March 2020, the Company invested an amount of $0.1 million in GreenFox Logistics, LLC. (“GreenFox”), a company incorporated in the USA. The investment was done as SAFE investment (Simple Agreement for Future Equity). GreenFox is an on-demand delivery/moving/transportation company. As GreenFox is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

SardineAI Corp.

In August 2020, the Company invested an amount of $0.1 million in SardineAI Corp (“SardineAI”), a company incorporated in the USA. In return the Company received preferred shares representing less then 1% of SardineAI equity. SardineAI is a Fraud Prevention-as-a-Service (FaaS) platform for Digital businesses to detect frauds and financial crimes. As SardineAI is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Revenue

Revenue generated from customers by geographical area based on the geographical location of the customers invoicing address is as following:

Revenue in Germany
Our revenue in Germany during the years 2020, 2019 and 2018 totaled $119.5 million (48% of total revenue), $137.2 million (41% of total revenue) and $134.6 million (39% of total revenue), respectively.

Revenue in the Netherlands
Our revenue in The Netherlands during the years 2020, 2019 and 2018 totaled $58.4 million (24% of total revenue), $97.7 million (29% of total revenue) and $121.5 million (35% of total revenue), respectively.

During the year ended December 31, 2018, Procheck was advised by its only customer, that its services are not required, its contract would not be renewed and would end on December 31, 2018, following a change in the governmental security concept in the Netherlands. Procheck revenues during the years 2020, 2019 and 2018 totaled $0 million (0% of total revenue), $0 million (0% of total revenue) and $24.0 million (7% of total revenue), respectively.

Revenue in the U.S.
Our revenue in the United States of America during the years 2020, 2019 and 2018 totaled $45.3 million (18% of total revenue), $73.7 million (22% of total revenue) and $69.5 million (20% of total revenue), respectively.

Revenue in Other Locations
Our revenue in other locations during the years 2020, 2019 and 2018 totaled $25.2 million (10% of total revenue), $24.7 million (8% of total revenue) and $19.6 million (6% of total revenue), respectively.

Major Customers

Revenue from two customers represented 70% of total revenue during the year ended December 31, 2020, of which one customer accounted for 48% and the other customer accounts for 22% of total revenue. Accounts receivable from these two customers represented 47% of total accounts receivable as of December 31, 2020.

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

Organizational Structure

The following are the active subsidiaries of ICTS as of December 31, 2020:

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
I-SEC Denmark A/S (Denmark – 100%)
I-SEC Security Services GmbH (Germany – 100%)
I-SEC Aviation Security A.B. (Sweden – 100%)
I-SEC German Holding B.V.* (Netherlands – 100%) which holds the shares of:
I-SEC German Special Operations B.V. (Netherlands – 100%) which holds the shares of:
I-SEC Security Services GmBH (Germany 100%)
I-SEC German Aviation Holdings 1 B.V. (Netherlands – 100%) which holds the shares of:
I-SEC Verwaltungs SE** (Germany – 100%)
Freezone I-SEC Korea Inc (South Korea – 50%)

ICTS USA, Inc. (New York - 100%) which holds the shares of:
Huntleigh USA Corporation (Missouri, USA - 100%)
Aviation Mobility Solutions, Inc (Texas, USA – 100%)

AU10TIX Technologies B.V. (The Netherlands – 69%, formerly ABC Technologies B.V) which holds the shares of:
AU10TIX Limited (Cyprus – 100%) which holds the shares of:
AU10TIX B.V. (The Netherlands – 100%) which holds the shares of:
10TIX Authentication and Identification Advanced Systems Ltd. (Israel – 100%), which holds the shares of:
AU10TIX Services, Inc (Texas, USA – 100%)

*I-SEC German Holding B.V. is a limited partner (100%) of I-SEC Deutsche Luftsicherheit SE&Co.KG (Germany).
** I-SEC Verwaltungs SE is a general partner (0%) of I-SEC Deutsche Luftsicherheit SE&Co.KG (Germany).

Property, Plant and Equipment

The Company leases certain premises under various operating leases. Maturities of operating lease liabilities as of December 31, 2020 were as follows (in millions):

Year ended December 31,
2021	$4.0
2022	3.1
2023	2.7
2024	2.2
2025	1.0
Thereafter	1.4
$14.4

Rent expense for the years ended December 31, 2020, 2019 and 2018 is $5.5 million, $4.4 million and $5.0 million, respectively.

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

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are: (a) going concern assessment and (b) deferred taxes valuation allowance. Please refer to Note 2 of ICTS’s consolidated financial statements included in this Annual Report for the year ended December 31, 2020 for a summary of ICTS’s significant accounting policies.

Going Concern Assessment

Accounting Standard Update 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern requires a Company’s management to assess an entity’s ability to continue as a going concern, which were provided in Note 1 to our consolidated financial statements included in this report.

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

Discussion and Analysis of the Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2020, 2019 and 2018, however our discussion of the results of operations excludes the comparison of the results for the years ended December 31, 2019 and 2018. Refer to item 5, Operating and Financial Review and Prospects-Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2019 which was filed with the SEC on June 15, 2020.

	U.S. dollars in Thousands
	Year ended December 31,
	2020	2019	2018

Revenue	$248,419	$333,307	$345,221
Cost of revenue	196,569	290,461	311,994
Gross profit	51,850	42,846	33,227
Operating expenses:
Research and development	6,541	5,060	3,657
Goodwill impairment	-	-	1,563
Selling, general and administrative	37,239	33,063	34,924
Total operating expenses	43,780	38,123	40,144
OPERATING INCOME (LOSS)	8,070	4,723	(6,917)
Equity income (loss) from investment in affiliate	(790)	91	124
Other expenses, net	(1,288)	(10,518)	(3,586)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	5,992	(5,704)	(10,379)
Income tax expenses	590	1,549	685
INCOME (LOSS) FROM CONTINUING OPERATIONS	5,402	(7,253)	(11,064)
Loss from discontinued operations	-	-	(289)
NET INCOME (LOSS)	5,402	(7,253)	(11,353)
Less: Net income (loss) attributable to non-controlling interests	999	789	(123)
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$4,403	$(8,042)	$(11,230)

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
Revenue	100.0%	100.0%	100.0%
Cost of revenue	79.2%	87.1%	90.4%
Gross profit	20.8%	12.9%	9.6%
Research and development	2.6%	1.5%	1.1%
Goodwill impairment	-%	-%	0.4%
Selling, general and administrative	15.0%	9.9%	10.1%
Total operating expenses	17.6%	11.4%	11.6%
OPERATING INCOME (LOSS)	3.2%	1.5%	(2.0)%
Equity loss from investment in affiliate	0.3%	-%	-%
Other expenses, net	0.5%	3.2%	1.0%
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	2.4%	(1.7)%	(3.0)%
Income tax expenses	0.2%	0.5%	0.2%
INCOME (LOSS) FROM CONTINUING OPERATIONS	2.2%	(2.2)%	(3.2)%
Loss from discontinued operations	-%	-%	(0.1)%
NET INCOME (LOSS)	2.2%	(2.2)%	(3.3)%
Less: Net income (loss) attributable to non-controlling interests	0.4%	0.2%	-%
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	1.8%	(2.4)%	(3.3)%

The following table sets forth, for the annual periods indicated, the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	(U.S. dollars in Thousands)
	Year ended December 31,
	2020	2019	2018
Germany	$119,500	$137,207	$134,646
Netherlands	58,446	97,700	121,465
United States of America	45,305	73,719	69,548
Other	25,168	24,681	19,562
Total Revenue	$248,419	$333,307	$345,221

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The COVID-19 outbreak has developed rapidly in 2020, with a significant number of infections. The Company is dependent mostly in Europe and the United States of America for its business on the airline industry. In addition, the decisions taken by various governments have affected economic activity and the Company’s business as following:

•
Decrease of travel by flights, reducing the demand for services the Company provide as part of its airport security and other aviation services. As a result, our cumulative revenues of the airport security and other aviation services in the twelve months ended December 31, 2020 were $86.9 million lower than our revenues for the twelve months ended December 31, 2019. Many of the Company’s employees were laid off and / or ordered to stay home.

•
Governments in some of the countries in which we operate have announced the implementation of government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity. During 2020, in the United States of America, the government has approved a payroll support of $13.7 million to the American subsidiary of the Company, all of which has been received as of December 31, 2020. Out of this amount the American subsidiary recognized an amount of $12.7 million as reduction of labor expenses for the year ended December 31, 2020. Additional assistance up to $15.9 million was granted during 2021. In the Netherlands, the government has approved a support of €17.6 million ($21.6 million as of December 31, 2020) for the year ended December 31, 2020. The Dutch government extended the support program until June 30, 2021 and might extend it beyond. For the months January through March 2021, the Company was granted additional assistance up to €4.6 million. In Germany, the employees are eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements.

•
Depending on the duration of the COVID-19 crisis and continued negative impact on economic activity, the Company might experience further negative results and liquidity restrains. The exact impact on our activities in the remainder of 2021 and thereafter cannot be predicted.

Revenue

Total revenue decreased from $333.3 million in 2019 to $248.4 million in 2020.

Revenue generated in Germany was $119.5 million in 2020 compared to $137.2 million in 2019. The decrease in revenue generated in Germany was mostly a result of less services provided to our local customers (Frankfurt, Hamburg and Hannover Airports) because of the COVID-19 crisis. In addition, the Hannover Airport contract ended in August 2020. The Company’s revenue from this location was $9.2 million and $17.6 million for the years ended December 31, 2020 and 2019, respectively. Revenue was affected also by exchange rates as revenue is being translated from Euro to USD. Revenue of 2019 according to the 2020 exchange rate would have been $139.6 million, representing an increase of 1.7% in exchange rate.

Revenue generated in the Netherlands was $58.4 million in 2020 compared to $97.7 million in 2019. The decrease in revenue generated in the Netherlands was a result of less services provided to our main customer in the Netherlands (Schiphol Airport) because of the COVID-19 crisis. Revenue was affected also by exchange rates as revenue is being translated from Euro to USD. Revenue of 2019 according to the 2020 exchange rate would have been $99.4 million, representing an increase of 1.7% in exchange rate.

Revenue generated in the United States of America was $45.3 million in 2020, compared to $73.7 million in 2019. The decrease in revenue generated in the United States of America was mostly a result of less services provided to our aviation related services customers because of the COVID-19 crisis.

Revenue outside Germany, the Netherlands and the United States of America totaled $25.2 million in 2020 compared to $24.7 million in 2019. Increase in revenue was primarily a result of increase of services provided our authentication technology to existing and new customers.

Cost of Revenue

Cost of revenue was $196.6 million or 79.2% of revenue in 2020, compared to $290.5 million or 87.1% of revenue in 2019. The majority of cost of revenue relates to payroll and related costs. Following the COVID-19 crisis, the Company’s revenue decreased which led to a decrease in the cost of sales and the relevant payroll expenses. Some countries provided financial assistance to the Company and its subsidiaries at the airport security and other aviation services segment, the major ones were: (a) the Netherlands provided financial and payroll support to the Dutch companies in the group of €17.6 million ($21.6 million as of December 31, 2020) reducing the Company’s labor costs in the Netherlands and; (b) the United States of America which was provided in 2020 to the Company payroll support of $13.7 million of which $12.7 million were used and recognized in 2020, reducing the Company’s labor costs in the United States of America. Those amounts were recorded in the Company’s books as reduction of payroll expenses, which decreased the cost of revenue materially. In addition, as the revenue of the Company decreased materially, the Copmpany has been reducing other costs in order to adjust its cost of revenue to the current situation.

Research and Development Expenses (“R&D”)

Research and development costs were $6.5 million or 2.6% of revenue, compared to $5.1 million or 1.5% in 2019. As the authentication technology segment continues to increase its sales, developments and activities, the Company increased the number of employees in its Research and Development department, resulting mostly in increase of the R&D payroll costs. The sharp increase in the percentage of the R&D is because the percentage is being affected by the decrease of the Company’s revenues.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses were $37.2 million or 15.0% of revenue in 2020, compared to $33.1 million or 9.9% of revenue in 2019. The authentication technology segment, increased its SG&A costs by $2.0 million in 2020, primarily payroll, related expenses and marketing expenses, as part of its expansion and increase of sales. Additionally the Company’s legal expenses increased by $2.0 million, partly costs that relate to new bids in 2020, legal costs in regards to decrease of employees, costs incurred as due diligence costs and legal costs regarding the termination of Procheck’s contract litigation.

Equity Income (Loss) from Investment in Affiliate

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company, in order to provide aviation security and non-security services in South Korea. The equity income (loss) from this investment was $0.0 million, $0.1 million and $0.1 million, for the years 2020, 2019 and 2018, respectively.

In December 2019, the Company purchased 23.3% of Arrow Ecology & Engineering Overseas (1999). The Company recognized its estimated share in Arrow loss in the amount of $0.8 million and $0.0 million, respectively, from this investment for the years 2020 and 2019.

Other Expenses, net

Other expenses, net, were $1.3 million or 0.5% of revenues in 2020, compared to $10.5 million or 3.2% of revenues in 2019. During 2019, the Company paid a one-time compensation for exchange rate and related losses in the amount of $8.1 million to the entity related to the main shareholder who provided the Company loans as convertible notes. Additionally, the Company repaid $30 million of the convertible notes on July 2019, which reduced the interest expense for the full year 2020 and for the second half of the year of 2019. Interest expense to related parties totaled $0.2 million in 2020 compared to $1.2 million in 2019. Total foreign currency loss in 2020 was $0.3 million compared to loss of $0.1 million in 2019.

Other interest expenses and other bank charges were $0.9 million in 2020 compared to $1.5 million in 2019. Decrease relates to the decrease of usage of the line of credits in Europe and the United States of America, following the receipt the funds of the governmental supports and the fact that many payments to the authorties were postponed as part of support programs.

Income Tax Expenses

Income tax expenses were $0.6 million or 0.2% of revenue in 2020 compared to $1.5 million or 0.5% of revenue in 2019. Income tax expenses relating to the authentication technology segment were $0.7 million in 2020 compared to $1.3 million in 2019, as result of the decrease in the authentication technology segment profitability. Income tax expenses (benefit) relating to the airport security and other aviation services were $(0.1) million in 2020 compared to $0.2 million in 2019. In 2020, although some of the subsidiaries of the Company were profitable, previous net operating losses were utilized to reduce the current year income taxes.

Reportable Segment

The following table sets forth, for the annual periods indicated, certain financial data related to the Company’s reportable segments, however our discussion of the reportable segments excludes the comparison for the year ended December 31, 2018. Refer to item 5, Operating and Financial Review and Prospects – Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the SEC on June 15, 2020.

	U.S. Dollars in thousands
		Airport
		Security
		and Other
		Aviation	Authentication
	Corporate	Services	Technology	Total
Year ended December 31, 2020:
Revenue	$-	$222,654	$25,765	$248,419
Depreciation and amortization	72	1,302	716	2,090
Income (loss) from continuing operations	(3,853)	6,056	3,199	5,402
Goodwill	-	746	-	746
Total assets from continuing operations	12,448	86,550	41,350	140,388

Year ended December 31, 2019:
Revenue	$-	$309,548	$23,759	$333,307
Depreciation and amortization	46	1,328	314	1,688
Income (loss) from continuing operations	(11,740)	(2,406)	6,893	(7,253)
Goodwill	-	681	-	681
Total assets from continuing operations	23,381	64,647	35,419	123,447

Year ended December 31, 2018:
Revenue	$-	$329,150	$16,071	$345,221
Depreciation and amortization	45	1,756	96	1,897
Income (loss) from continuing operations	(6,205)	(9,163)	4,304	(11,064)
Goodwill		695		695
Total assets from continuing operations	329	66,373	8,385	75,087

Corporate Segment

The Company’s loss from continuing operations in the corporate segment decreased from $11.7 million in 2019 to $3.9 million in 2020. In 2019, the Company had the one-time expense compensation of $8.1 million for exchange rate and related losses as noted above. In addition, interest expenses to related party decreased after the major amount of the loan was repaid in July 2019 from $1.2 million in 2019 to $0.2 million in 2020. In addition, the Company incurred expenses of $0.5 milion in 2020 regarding examination of potential deals which did not mature into deals.

Airport Security and Other Aviation Services Segment

Decrease in revenue from airport security and other aviation services from $309.5 million in 2019 to $222.7 million in 2020 relates primarily to the COVID-19 crisis, which materially affected the aviation industry due to flight restrictions, cancelled flights and quarantine requirements.

The Company’s income from continuing operations related to airport security and other aviation services was $6.1 million in 2020 compared to loss of $2.4 million in 2019. The main reasons for the difference between  2020 and 2019 are: (a) in 2020 the segment received financial and payroll support from the Dutch government of €17.6 million ($21.6 million as of December 31, 2020), which was recorded as reduction of expenses (b) in 2020 the segment received payroll support from the United States of America government of $12.7 million, which was recorded as reduction of expenses and (d) during the year 2019, the segment’s operational costs as training, sick pay and overtime payments to employees increased which reduced the profitability of the segment.

Authentication Technology Segment

Revenue in 2020 from the authentication technology segment was $25.8 million compared to $23.8 million in 2019. The segment continued to increase its revenue from existing customers in addition to new ones. During 2020, revenue from some customers was reduced following the COVID-19 crisis, however, the revenue of the segment still increased compared to last year. The profit from continuing operations in this segment amounted to $3.2 million in 2020 compared to $6.9 million in 2019. Decrease of profitability in 2020 relates to increase in R&D expenses which grew in 2020 to $6.5 million compared to $5.1 million in 2019 and increase of approximately $2.0 million in SG&A expenses, as the Company is looking to increase its sales and penetrate into new markets.

Liquidity and Capital Resources

The Company’s most significant expenditures consist of payroll, related costs, professional fees and interest. The Company has historically financed such expenditures through cash flows from operations, funding received from lines of credit, loans with lenders in Europe, the United States of America and borrowings from a convertible note arrangement with a related party.

As of December 31, 2020 and 2019, the Company had cash, cash equivalents and restricted cash of $61.1 million and $54.8 million, respectively. As of December 31, 2020 and 2019, restricted cash were $9.5 million and $2.5 million which consist of collateral for our letters of credit and restricted bank accounts in the Netherlands, which are restricted for payments to local tax authorities.

As of December 31, 2020 and 2019, the Company had a working capital of $57.2 million and $27.6 million, respectively and shareholders’ deficit of $30.5 million and $35.7 million, respectively. During the years ended December 31, 2020, 2019 and 2018, the Company incurred net income (loss) from continuing operations of $5.4 million, $(7.3) million and $(11.1) million, respectively, and cash flows provided by (used in) operating activities of $24.2 million, $(9.1) million and $7.4 million, respectively.

As of December 31, 2020, the Company had a line of credit in the Netherlands up to €12 million ($14.7 million as of December 31, 2020), which expired in March 2021, although it continued until May 2021 (except the line of credit for guarantees of €2.5 million which is still in place) and additional line of credit in the United States of America up to $10 million, which will expire in October 2021. As of April 30, 2021, the Company is not using its line of credit in the United States of America and is not expecting to use it in the forseeble period.

In October 2020, the Company extended the agreement with the entity related to the main shareholder to extend the period of the notes until January 2022. The maximum amount of the notes will be $3.0 million, excluding interest, out of this amount $1.2 million are convertible into the Company’s shares at a price of $0.4 per share.

The Company’s business plan, project profit from operations in 2021, including the expected governmental asistances. The COVID-19 outbreak developed rapidly in 2020, with a significant number of infections. The Company is dependent mostly in Europe and the United States of America for its business on the airline industry. In addition, ICTS is an employee intensive company. The Company’s business plan depends on the COVID-19 developments in the foreseen future and the recovery of the airline industry.

The decisions taken by various governments have affected economic activity and the Company’s business as following:

•
Decrease of travel by flights, reducing the demand for services the Company provide as part of its airport security and other aviation services. As a result, our revenues in 2020 were $248.4 million compared to $333.3 million in 2019.

•
Governments in some of the countries in which we operate have announced the implementation of government assistance measures, which mitigated the negative impact of the COVID-19 outbreak on our results and liquidity. In the United States of America, the government has approved in 2020 a payroll support of $13.7 million to the American subsidiary of the Company and additional $15.9 million in 2021. In the Netherlands, the government has approved a support of €17.6 million ($21.6 million as of December 31, 2020) for the period April 1, 2020 until December 31, 2020 and additional assistance up to €4.6 million for the period January through March 2021. The Company is entitled to request additional support for the period April 1, 2021 until June 30, 2021. In Germany, the Company’s employees are eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount. The Company has already applied for this support starting April 2020. These available governmental support plans might be extended and/or changed according to the future COVID-19 developments.

•
Depending on the duration of the COVID-19 crisis and continued negative impact on economic activity, the Company might experince negative results and liquidity restrains. The exact impact on our activities in the remainder of 2021 and thereafter cannot be predicted.

Alternate Sources of Liquidity

The Company’s business plan for twelve months from the issuance of this report projects income from operations, positive cash flows and includes the receipt of governmental funding from the United States of America and the Netherlands as discussed above. If the impact of COVID-19 negatively impacts the global economy beyond its current forecast, the Company expects that the governmental support programs could be extended and the Company might receive additional funding in the Netherlands under the NOW and from the United States of America under the Payroll Support Program. Furthermore, the Company has alternate sources of liquidity that it could access to ensure its ability to continue as a going concern. There can be no assurance that management will be successful in achieving its business plan.

The below analysis of cash flows excludes discussions related to year ended December 31, 2018. Refer to items 5, operating and Financial review and Prospects-Liquidity and Capital Resources in our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the SEC on June 15, 2020.

Cash Flows from Operating Activities

Our cash flows from operating activities vary significantly from year to year, depending on our operating results, timing of cash receipts and disbursements on accounts receivable, accounts payable, accrued expenses and other current liabilities.

Net cash provided by operating activities for the year ended December 31, 2020 was $24.2 million. This provided cash resulted primarily from increase in other liabilities of $23.8 million which relate mostly to the postponement of wage tax and other payments to the Dutch government as part of the governmental assistance in the Netherlands. The VAT payable increased by $4.0 mainly attributable to the German government allowed to postpone the VAT payment for the period from April through June 2020 to the end of 2021. In addition, the Company had a net income from continuing operations of $5.4 million and a non-cash charge of $2.1 million for depreciation and amortization was recognized in 2020. This was offset mainly by $13.6 million increase of prepaid expenses and other current assets which relates mostly to receivable from the Dutch tax authorities of $12.3 million, a decrease of $5.1 million of accrued expenses and other current liabilities and decrease of $2.5 million of accounts payable.

Net cash used in operating activities for the year ended December 31, 2019 was $9.1 million. This cash used in, resulted primarily from decrease in accrued expenses and other current liabilities of $8.9 million relating to the payment of Procheck’s termination costs, decrease of income taxes payable of $1.8 million following the lower profitability in the European operations of the aviation security, decrease of VAT payable of $4.7 million, mostly as a result of time difference between the actual dates of payment and the fact that the VAT as of December 31, 2019, does not include VAT for the operations of Procheck, and net loss of $7.3 million. This was offset mainly by one-time charge of $8.1 million revaluation and related costs reimbursed to a related party, decrease of income tax receivable of $1.3 million, decrease of accounts receivable, net, of $0.7 million and non-cash charge of $1.7 million for depreciation and amortization.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2020 was $3.1 million and consisted primarily of capital expenditures of $2.2 million and capitalization of software costs of $0.6 million.

Net cash used in investing activities for the year ended December 31, 2019 was $3.4 million and consisted primarily of capital expenditures of $1.9 million and investments in Arrow Ecology & Engineering Overseas (1999) of $1.8 million.

Cash Flows from Financing Activities

Net cash used in financing activities for the year ended December 31, 2020 was $16.5 million which consisted of primarily repayment of $13.1 million of the borrowings under the lines of credit, repayment of $1.5 million loan payable to a related party and repayment of $1.1million loan payable.

Net cash provided by financing activities for the year ended December 31, 2019, was $51.9 million which consisted primarily of $80.0 million proceeds from sale of AU10TIX’s preferred shares and additional borrowings under lines of credit, net, of $8.1 million, increase following the severance payments done in 2019 to the Procheck employees following their employment termination totaling more than $7.7 million. This was offset mostly by repayment of the convertible notes payable to a related party of $29.6 million, repayment of loan payable of $1.1 million, and payment of $6.1 million of transaction costs related to the sale of AU10TIX’s preferred shares.

Borrowings

United States of America

The Company’s U.S. subsidiary is a party to a credit facility with a commercial lender, which provides a maximum borrowing capacity up to $10.0 million, subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 80% of eligible unbilled receivables, as defined, plus (iii) 95% of a $0.5 million standby letter of credit that was provided to the lender by an entity related to the main Shareholder. Borrowings under the credit facility are secured by the U.S. subsidiary’s accounts receivable, unbilled receivables, equipment, cash and the $0.5 million letter of credit that was provided to the lender by the Company.

As of December 31, 2020, and 2019, the Company had approximately $0.0 million and $6.5 million, respectively, outstanding under the line of credit arrangement. As of December 31, 2020 and 2019, the Company had $4.1 million and $3.5 million, respectively, in unused borrowing capacity under the line of credit facility.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR plus 3% per annum (3.14% as of December 31, 2020).

The Company’s weighted average interest rate in the United States of America during the years ended December 31, 2020, 2019 and 2018 is 4.42%, 5.44% and 6.0% respectively. The Company is required to maintain a minimum fixed charge coverage ratio. The credit facility expires in October 2021.

Europe

The Company has a credit arrangement with a commercial bank, to provide it with up to €12.0 million ($14.7 million as of December 31, 2020) in borrowings which was renewed in May 2020 through March 2021. Borrowings under the line of credit bear interest at one-month EURIBOR plus 4.8% with a minimum of 4.8% per annum. The Company is also subject to unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of ten of the Company’s European subsidiaries, tangible fixed assets and a bank guarantee of €2.0 million ($2.5 million as of December 31, 2020) provided by the parent company, ICTS International N.V. The line of credit cannot exceed 70% of the borrowing base. The line of credit includes certain financial covenants.

As of December 31, 2020 and 2019, the Company had €6.4 million and €11.9 million ($7.9 million and $13.3 million as of December 31, 2020 and 2019), respectively, in outstanding borrowings under the line of credit arrangement.

In addition to the line of credit arrangement, a guarantee facility of €2.5 million ($3.1 million as of December 31, 2020) is provided to the Company by the same commercial bank, which was also renewed until March 2021, with an interest of 2.5% per annum and an unused line fee of 0.75% per annum which is payable quarterly. As of December 31, 2020 and 2019, the Company had €1.0 million and €2.3 million ($1.2 million and $2.6 million as of December 31, 2020 and 2019), respectively, of outstanding guarantees under the guarantee facility, which related to leases and performance guarantees for contracts.

The line of credit was not renewed and management expects to renew the guarantee facility which will be extended for one year under the same conditions. The guarantee facility is secured by the accounts receivables of ten of the Company’s European subsidiaries.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2020, 2019 and 2018, is 4.4%, 3.5% and 3.5% respectively.

The Company has an additional credit arrangement in Sweden to provide it with up to 4.0 million SEK ($0.5 million as of December 31, 2020) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of December 31, 2020 and 2019, the Company had 1.6 million SEK and 1.1 million SEK ($0.2 million and $0.1 million as of December 31, 2020 and 2019) respectively in outstanding borrowings under the line of credit facility.

Related Parties Financing

Convertible Notes Payable to a Related Party

The Company has an agreement with an entity related to its main shareholder, to provide it with up to $37.0 million in revolving loans through June 30, 2020. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate of LIBOR plus 7% for U.S. dollar-denominated loans and the Company’s European commercial bank interest base rate plus 3% for Euro-denominated loans. The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert the outstanding principal notes payable under the arrangement into the Company's common stock at a price of $1.50 per share and the unpaid accrued interest at a price of $0.75 per share.

In January 2019, the entity related to the main shareholder converted $2.9 million accrued interest into 3,852,364 shares at a price of $0.75 per share.

In May 2019, the Company granted this entity, the option to convert up to $2.0 million of the loan into the Company’s shares at a price of $0.40 per share, and all other conversion rights for the balance of the debt except $2.6 million, which is convertible at a price of $0.75 per share, would eliminate. In December 2019, this entity converted the $2.6 million accrued interest into 3,480,968 shares at a price of $0.75 per share. In October 2020, the entity converted $0.8 million into 2,000,000 shares.

In June 2019, the Board of Directors approved a one-time compensation of $8.1 million to this entity for exchange rate and related losses suffered in connection with its convertible notes to the Company during the years. Compensation was approved subject to closing of investment transaction in the Company’s subsidiary, AU10TIX Technologies B.V. (“AU10TIX”, formerly ABC Technologies B.V.), which happened in July 2019. As a result, the Company recorded $8.1 million in connection with this payment which is included in other expenses in the consolidated statement of operation and comprehensive income (loss).

In July 2019, the Company repaid $30.0 million of the convertible notes.

In October 2020, the loan was extended until January 2022, the loan amount was reduced to $3.0 million and the pledge of 26% interest in one of the Company's European subsidiaries was terminated.

The Company’s weighted average interest during the years ended December 31, 2020, 2019 and 2018 is 7.60%, 8.30% and 7.70%, respectively.

As of December 31, 2020 and 2019, convertible notes payable to this related party consist of $1.2 million and $2.0 million, respectively.

Note Payable to Related Party

As of December 31, 2020 and 2019, notes payable to this related party consist of $0 and $1.5 million, respectively.

Total interest expense related to these notes is $0.2 million, $1.2 million and $2.7 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Sale of AU10TIX Technologies B.V. (Formerly ABC Technologies B.V.) Preferred Shares

On July 3, 2019, AU10TIX, entered into a Series A Preferred Subscription Agreement (the "Agreement") with TPG Lux 2018 SC I, S.a.r.l ("TPG"), according to which AU10TIX issued Series A Preferred Shares ("Series A Shares") to TPG for a subscription price of US$60.0 million in cash representing approximately 24% of the outstanding share capital of AU10TIX and 23.077% of the fully-diluted share capital of AU10TIX. Transaction costs totaled $4.5 million and were deducted from the redeemable non-controlling interests balance.

On November 7, 2019, AU10TIX entered into a Series A and Series A-1 Preferred Subscription Agreement with Oak HC/FT Partners II, L.P. ("Oak"), according to which AU10TIX issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares ("Series A-1 Shares" and together with Series A Shares – "the Preferred Shares") to Oak for a subscription price of US$20.0 million in cash representing approximately 7.4% of the outstanding share capital of AU10TIX and 7.1% of the fully-diluted share capital of AU10TIX. For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis: $19.5 million and $0.4 million, respectively. Transaction costs totaled $1.5 million and were deducted from the respective investment amounts.

Following the Oak investment, on November 7, 2019, TPG subscribed for 307,087 Series A-1 Shares at nominal value (US$0.001 per share) (“Bonus Issue Series A-1 Shares”) in order to preserve its 23.077% ownership interest in the fully diluted share capital of AU10TIX.

The Preferred Shares Rights

Liquidation Preference: The holders of Series A Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a sale, initial public offering (“IPO”), merger, consolidation, reorganization, winding-up, dissolution or liquidation of AU10TIX, pursuant to which the Series A Holders are entitled, on the occurrence of such event and in priority to the ordinary shares, to receive the greater of: (a) an amount equal to the initial subscription price for the Series A Shares, plus all accrued but unpaid dividends in respect of the Series A Shares, less all dividends previously paid on the Series A Shares, and (b) the proceeds distributable in respect of the Series A Shares had they been converted into ordinary shares. The initial subscription price for the Series A Shares (and calculations derived therefrom) are subject to customary adjustments as set forth in the agreements executed in connection with the Sale.

Conversion Rights: The Series A Shares are subject to conversion into ordinary shares of AU10TIX: (a) on the written request by any Series A Shareholder; and (b) immediately prior to a qualifying IPO of AU10TIX (being an IPO where the net aggregate gross proceeds to AU10TIX exceed US$75.0 million and where the subscription price per share paid by the public is not less than 150% of the initial subscription price paid for the Series A Shares). Pursuant to these conversion arrangements, the Series A Shares will convert into ordinary shares on a 1:1 basis (subject to certain agreed upon adjustments).

Anti-Dilution Protection: The Shareholders Agreements contain customary broad-based weighted average anti-dilution protection whereby, if further shares are issued by AU10TIX at a price per new security that is less than the initial subscription price paid for the Series A Shares, then the Series A Holders shall be entitled to receive additional Series A Shares (at no further cost) on a weighted-average basis, reflecting the value of equity in AU10TIX as determined based on the subscription price paid in the new issue of securities.

Pre-emption Rights: The Shareholders Agreements contain a restriction on issuing any securities ranking senior to or on party with the Series A Shares for as long as TPG and/or any subsequent investor holds at least one third of the overall number of Series A Shares in issue as at the date of completion of the Sale. In addition, each shareholder holding in excess of 3% of the shares of AU10TIX has the right to participate in any new issuance of securities by the AU10TIX, subject to customary exceptions.

Exit Rights: At any time from and after the fifth (5th) anniversary of completion of the issuance, upon written request by TPG, AU10TIX is required to use reasonable endeavours to facilitate the sale by TPG of the Preferred Shares (or, following conversion, ordinary shares) to a third party at a price in excess of 150% of the initial subscription price paid for the Series A Shares and subject to a right of first refusal in favour of the Company. In the event that, three (3) months thereafter, a sale of the Preferred Shares held by TPG has not been consummated, upon written request by TPG, AU10TIX is required to facilitate a sale of AU10TIX within six (6) months after such written request, and thereafter, TPG has the right to require AU10TIX to facilitate a sale or IPO of AU10TIX. On the exercise of such rights, each other shareholder (including the Company) is required to cooperate with TPG regarding such sale or IPO and TPG has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event.

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

Shares of redeemable convertible preferred stock are not mandatorily or currently redeemable. However, the Exit Right would constitute a contingent redemption event that is outside of the Company’s control. As such, Series A Shares have been presented outside of permanent equity as redeemable non-controlling interests. The Company has adjusted the carrying value of the redeemable non-controlling interests to adjust for the non-controlling interests share in AU10TIX's profits and Other Comprehensive Income (Loss). The Company has not adjusted the carrying values of the redeemable non-controlling interests to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

The Series A-1 Preferred Shares do not entitle their holders to any liquidation or exit rights as the Series A Preferred Shares, and therefore are classified within permanent equity, as non-controlling interests.

The anti-dilution provisions cited above have not been bifurcated from the host contract since they are to be settled into AU10TIX's non-traded shares, thus the "net settlement" criteria is not met.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $6.5 million, $5.1 million and $3.7 million during the years ended December 31, 2020, 2019 and 2018, respectively.

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

Off-Balance Sheet Arrangements

The Company is a party to a consulting arrangement and agency agreements, in addition, the Company has no unconsolidated special purpose entities.

Future Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2020:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1 Year	1-3 years	4-5 years	more than 5 years
Lines of credit in Europe	$13,814	$13,814	$-	$-	$-
Consulting agreements	1,104	184	552	368	-
Convertible notes payable - related party	1,200	-	1,200	-	-
Operating lease obligations	14,418	4,048	8,063	1,465	842
Governmental payments in the Netherlands (VAT, social security and wage tax)	25,548	2,115	23,433		-
	$56,084	$20,161	$33,248	$1,833	$842

The following table summarizes the Company’s other future commercial obligations as of December 31, 2020:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1 Year	1-3 years	4-5 years	more than 5 years
Guarantees	$1,195	$-	$1,195	$-	$-
Letters of credit	3,991	775	3,216	-	-
	$5,186	$775	$4,411	$-	$-

Item 6.          Directors, Senior Management and Employees

The following table lists the directors and executive officers of ICTS:

	Age	Position
Menachem Atzmon	76	Chairman of the Supervisory Board
Ron Atzmon	47	Member of the Supervisory Board and Managing Director of AU10TIX
Gil Atzmon	45	Member of the Supervisory Board
Philip M. Getter	84	Member of the Supervisory Board, Chairman of the Audit Committee
David W. Sass	85	Member of the Supervisory Board
Gail F. Lieberman	77	Member of the Supervisory Board, Member of the Audit Committee and Chairman of the Compensation Committee
Gordon Hausmann	75	Member of the Supervisory Board, Member of the Audit Committee and member of the Compensation Committee Committee and Member of the Audit Committee
Alon Raich	45	Joint Managing Director and Chief Financial Officer
Rom Shaked	38	Joint Managing Director

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

Gil Atzmon is the CEO of Arrow Ecology since February 2017. Mr. Atzmon was a Director of Sales at S. Juwal & Co from 2002 to 2017. Mr. Atzmon holds a BA in Business Administration and Management from IDC Herzliya, Israel and an MBA from the London Metropolitan University, UK.

Philip M. Getter has been managing member of GEMPH Development LLC since 1985. Mr. Getter has more than 30 years of corporate finance experience. From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and from 1969 to 1975 Senior Partner of Devon Securities, an international investment-banking boutique. From 1975 to 1984 he was Chairman/CEO of Generics Corporation of America, then one of the largest generic drug companies in the United States of America. As President and CEO of Wolins Pharmacal (1977 to 1984) he led the reorganization and restructuring of this distributor of medical supplies. Mr. Getter was Chairman of Inksure Technologies, Inc.a manufacturer of RFID and security inks. He was a founder of KIDSRx an all-natural pharmaceutical company and chairman of TCI College of Technology. Mr. Getter has been a member of The Broadway League [League of American Theatres and Producers] Senior Executive Vice Chairman of The Kurt Weill Foundation for Music, and Trustee of the American Theatre Wing [TONY and OBIE Awards]. He has been involved in most aspects of the entertainment industry and has produced for Broadway, television and film. His productions have earned Pulitzer Prize, Tony and Grammy Awards including winner of the 2019 Tony Award for Hedestown as best musical.

David W. Sass for the past 61 years has been a practicing attorney in New York City and is currently a Special Council in the law firm of McLaughlin & Stern, LLP. Mr. Sass is also licensed in the State of Texas. Mr. Sass has been a director of ICTS since 2002 and is also a director of several privately held corporations. Mr. Sass is an Honorary Trustee of Ithaca College.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Thesys Group, a private financial technology company and a board member and Chairman of the Audit & Finance Committee of WL Gore & associates. Mrs. Lieberman is a board member of Equilend, a financial technology company. Formerly Mrs. Lieberman served as board member for the South-Central Connecticut Regional Water Authority, board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

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

Rom Shaked is a CPA (Isr.) and an attorney at law (Isr.). Mr. Shaked joint ICTS in 2015 as an Internal Auditor. In April 2019 Mr. Shaked was nominated as Deputy CEO of I-SEC International Security B.V. and is responsible for I-SEC’s Quality Assurance, Corporate HR, and is providing support in project management in different areas. As of February 2020, Mr. Shaked is a joint Managing Director of the Company and for I-SEC International. Before joining ICTS Mr. Shaked was working as a financial auditor and in the Israeli Securities Authority (ISA).

Summary Compensation Table

The following table sets forth compensation earned by the Company’s Managing Directors and the highest paid executives during the years 2018 through 2020 (U.S. Dollars in thousands):

					Non-equity	Nonqualified	Number	Number
					Incentive	Deferred	of	of
Principal				All Other	Plan	Compensation	Option	Stock
Position	Year	Salary	Bonus	Compensations	Compensation	Earnings	Award	Awards	Total
		$	$	$	$	$			$
Managing	2020	342	-	10	-	-	-	-	352
Director (a)	2019	476	-	20	-	-	-	-	496
	2018	481	295	21	-	-	-	-	797

(a)	Highest paid employee in 2018. The Mananging Director retired on September 30, 2020.

					Non-equity	Nonqualified	Number	Number
					Incentive	Deferred	of	of
Principal			Bonus /	All Other	Plan	Compensation	Option	Stock
Position	Year	Salary	Commission	Compensations	Compensation	Earnings	Award	Awards	Total
		$	$	$	$	$			$
Managing	2020	192	459	90	-	-	-	-	741
Director of a subsidiary (b)	2019	185	529	87	-	-	-	-	801

(b)	Highest paid employee in 2020 and 2019

Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $30 thousands and a fee for each Supervisory Board or committee meeting attended of $2 thousands. The Chairman of the Audit Committee receives an additional $20 thousands per year. The Chairman of the Board receives an annual fee of $50 thousands. Managing Directors are being employed by the Company and the total expenses regarding the employment of the current Managing Directors for the year ended December 31, 2020 was $0.5 million.

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2020:

	Salaries, fees,	Pension, retirement
	commissions	and other
	and bonuses	similar benefits
	(in thousands)

Supervisory Directors as a group (7 persons)	$322	$-
Officers as a group (6 persons)	$1,324	$163

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

Elements of Compensation

We provide our executive officers with a base salary and certain bonuses and commissions as well as equity awards in some cases to compensate them for services rendered during the year. The Compensation Committee determines the composition and amount of director and key employee compensation. When the annual award consists of equity purchases, it is only permitted at a price equal or above market.

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

The members of the Supervisory Board as of December 31, 2020 and the initial year they joined the Supervisory Board are as follows: Menachem Atzmon (1999), Ron Atzmon (2018), Gil Atzmon (2018), David W. Sass (2002), Philip M. Getter (2003), Gordon Hausmann (2005) and Gail F. Lieberman (2010).

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

Employees

As of December 31, 2020, the Company has 6,235 employees, of which 4,709 employees are located in Europe, Far East and Israel and 1,526 are located in the United States of America.

Share Ownership

See tables under Item 7: "Major Shareholders" and "Related Party Transactions" below.

Options to Purchase Securities

In June 2016, one of the Company’s subsidiaries adopted a Stock Option Plan and reserved 500,000 shares of common stock for that subsidiary’s future issuance. As of December 31, 2020, the subsidiary has 13,000,000 authorized shares of which 12,500,000 shares are issued and outstanding. Under the stock option plan, stock options may be granted to that subsidiary’s employees, officers, directors, consultants and service providers of the subsidiary at an exercise price as determined by the subsidiary’s board of directors with expiration terms of not more than ten years after the date such option is granted. Options granted under the plan generally vest over a period of four years.

During the years ended December 31, 2020, 2019 and 2018, the subsidiary did not grant any options.

As of December 31, 2020, there are 200,500 options outstanding and exercisable.

Item 7.          Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Common Shares as of December 31, 2020 with respect to:

Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Shares.

All directors and officers as a group.

	Percent of
	Amount Beneficially	Common shares
Name Shareholders Holding Five Percent or More	Owned (a)	Outstanding (a)

MacPherson Trust and its Ultimate Beneficial Owners (b)	62.6%	23,418,861
Menachem J. Atzmon	13.0%	4,850,000
Igal Tabori	5.1%	1,902,483
All officers and directors as a group (9 persons), the MacPherson Trust and its Ultimate Beneficial Owners	84.6%	31,680,721

(a)	The amounts include common shares owned by each of the above, directly or indirectly.

(b)  1. The MacPherson Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds together with the Trust and its Ultimate Beneficial Owners approximately 62.6% of the issued and outstanding Common Shares. Mr. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation Limited and the MacPherson Trust and its Ultimate Beneficial Owners together with Mr. Atzmon are able to appoint all the directors of ICTS and control the affairs of ICTS.

2. As of December 31, 2020 the Company has convertible notes payable to a related party in the total amount of $1.2 million, convertible at a rate of $0.40 per share. The calculation above does not take into consideration the conversion of convertible notes.

Related Party Transactions

An entity related to one of the Company's Supervisory Board members provide legal services to the Company. Legal expense related to these services is $46 thousands, $46 thousands and $35 thousands for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company engages the services of a related party to provide certain selling and management services to the authentication technology segment. The Company incurred expenses of $0.7 million, $0.8 million and $0.7 million for such services for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, and 2019 the outstanding balances due for these services were $0.1 million and $0.2 million, respectively, included in accrued expenses and other current liabilities. In addition, since April 2018, the related party serves as a board member of the Company and was paid an amount of $38 thousands, $28 thousands and $15 thousands as board fees, for the years ended December 31, 2020, 2019 and 2018, respectively.

An entity related to the Company’s main shareholder provided a letter of credit of $0.5 million to a commercial bank to guarantee a borrowing arrangement on behalf of one of the Company’s subsidiaries. In December 2019, the Company replaced the letter of credit by its own letter of credit.

The Company engages the services of a related party to provide certain selling services to its authentication technology segment. The Company incurred expenses of $0.1 million for such services for each of the years ended December 31, 2020, 2019 and 2018, respectively.

The Company engages the services of a related party to provide internal audit services. As of February 2020, the related party acts as a Managing Director of the Company. The Company incurred expenses of $0.2 million for such services for each of the years ended December 31, 2020, 2019 and 2018.

The chairman of the board, a related party, receives annual compensation of $0.1 million for his services as chairman. In addition, in 2020, the Company incurred expenses of $0.1 million for the services he provides to AU10TIX.

In August 2017, the Company engaged the services of a related party to provide certain selling and administrative services to its authentication technology segment. The Company incurred expenses of $0, $39 thousands and $103 thousands for such services for the years ended December 31, 2020, 2019 and 2018, respectively. In addition, the related party serves as a board member of the Company, and was paid an amount of $38 thousands, $30 thousands and $15 thousands as board fees, for the years ended December 31, 2020, 2019 and 2018, respectively.

In May 2018, the Company engaged the services of a related party to provide certain administration services. The Company incurred expenses of $0.1 million for such services for each of the years ended December 31, 2020, 2019 and 2018.

In May 2019, the Company engaged the services of Arrow to provide some administrative services. The Company incurred expenses of $0.1 million for such services for each of the years ended December 31, 2020 and 2019.

In June 2019, the Company issued 3,000,000 shares to certain directors and officers of the Company for a purchase price of $0.40 per share. The Compensation Committee determines the composition and amount of director and key employee compensation. When the annual award consists of equity purchases, it is only permitted at a price equal or above market.

In December 2019, the Company purchased shares and shareholders debt of Arrow for $1.8 million.

In May 2020, an entity related to the Company’s main shareholder provided a letter of credit of €2.0 million ($2.5 million as of December 31, 2020) to a commercial bank to guarantee a borrowing arrangement on behalf of one of the Company’s subsidiaries. The Company provided to the related party a deposit of $2.2 million against the letter of credit which will be paid back to the Company once the letter of credit will be cancelled.

The Company has debt to related parties as described before in section “Related Parties Financing”.

Item 8.          Financial Information

The Consolidated Financial Statements and Financial Statement Schedule are included herein on pages F-1 through F-41.

Legal Proceedings

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

Agency Agreements

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3.0 million ($3.7 million as of December 31, 2020).

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

In August 2017, the Company entered into an agreement with a third party to assist the Company with a possible sale of one of the Company’s subsidiaries. The fees depend on the outcome of the assignment and are between 2% - 10% of the sale consideration but not less than € 2.0 million ($2.5 million as of December 31, 2020).

Item 9.          The Offer and Listing

Our shares of common stock are currently traded on the OTC under the symbol ICTSF.

The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2016	$0.71	$0.40
2017	$1.30	$0.45
2018	$1.09	$0.40
2019	$3.00	$0.15
2020	$4.09	$1.34

The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2020	High	Low
First quarter	$4.09	$2.40
Second quarter	$3.00	$1.34
Third quarter	$3.35	$2.56
Fourth quarter	$4.00	$2.31

2019	High	Low
First quarter	$0.26	$0.25
Second quarter	$0.25	$0.15
Third quarter	$1.45	$0.19
Fourth quarter	$3.00	$1.05

2018	High	Low
First quarter	$1.09	$0.60
Second quarter	$0.80	$0.40
Third quarter	$0.80	$0.47
Fourth quarter	$0.48	$0.40

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

As a Dutch public company with limited liability, ICTS is subject to certain requirements not generally applicable to corporations organized under the laws of jurisdictions within the United States of America. Set forth below is a summary of the material provisions of the articles of association of ICTS as lastly amended on January 4, 2021 (the Articles of Association) and Dutch law, where appropriate. This summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Association. All references in this summary to the Netherlands and Dutch law are to the European part of the Netherlands and its law, respectively, only.

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

Under Dutch law, ICTS’ authorized share capital sets out the maximum amount and number of shares that it may issue without amending its Articles of Association. The Articles of Association provide for an authorized share capital in an amount of EUR 67,500,000 divided into 150,000,000 Shares, each Share with a nominal value of EUR 0.45.

As of December 31, 2020, 37,433,333 Shares were issued and outstanding.

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

The General Meeting’s authorization to the Management Board to acquire own Shares is valid for a maximum of 18 months. As part of the authorization, the General Meeting must specify the number of Shares that may be repurchased, the manner in which the Shares may be acquired and the price range within which the Shares may be acquired. The authorization is not required for the acquisition of Shares for employees of the Company, under a scheme applicable to such employees. In 2020, the shareholders approved to amend the articles of association, so that the Company will be entitle to buy back up to 20% of the issued shares.

Shares held by the Company in its own share capital do not carry a right to any distribution. Furthermore, no voting rights may be exercised for any of the Shares held by the Company or its subsidiaries unless such Shares are subject to the right of usufruct or to a pledge in favour of a person other than the Company or its subsidiaries and the voting rights were vested in the pledgee or usufructuary before the Company or its subsidiaries acquired such Shares. The Company or its subsidiaries may not exercise voting rights in respect of Shares for which the Company or its subsidiaries have a right of usufruct or a pledge.

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

Place General Meeting

General Meetings are held in Amstelveen, the Netherlands (the place of the statutory seat of ICTS) or in Amsterdam, Rotterdam, Schiphol Oost or The Hague, the Netherlands.

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

As used herein, the term "U.S. Holder" means a beneficial owner of shares that is (i) for United States federal income tax purposes a citizen or resident of the United States of America, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) a trust if a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (iv) an estate, the income of which is subject to United States federal income taxation regardless of its source.

The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed Treasury Department regulations, changes to any of which after the date of this Annual Report on Form 20-F could apply on a retroactive basis and affect the tax consequences described herein.

Taxation of Dividends

For U.S. federal income tax purposes, the gross amount of distributions, if any, (including any withholding tax thereon) made by the Company out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be included in the gross income of a direct U.S. Holder as foreign source dividend income on the date of receipt but in the case of a U.S. Holder that is a corporation, generally will not be eligible for the dividends received deduction allowed to U.S. corporations unless the Company constitutes a so-called “specified 10%-owned foreign corporation” with respect to such a U.S. Holder.

Subject to the discussion below regarding passive foreign investment companies, the Company should be considered to be a “qualified foreign corporation” so that such dividends should be eligible to be taxed as net capital gains (at a maximum U.S. federal rate of 20 percent in the hands of a non-corporate U.S. Holder) plus pontentially a net investment income tax (for non-corporate U.S. Holders) at a maximum rate of 3.8%.

Distributions in excess of the earnings and profits of the Company will be treated, for U.S. federal income tax purposes, first as a non-taxable return of capital to the extent of the U.S. Holder's basis in the shares (thereby increasing the amount of any gain and decreasing the amount of any loss realized on the subsequent disposition of such shares) and then as a gain from the sale or exchange of the shares. The amount of any dividend paid in Euros will be determined based on the U.S. dollar value of the Euro on the date of receipt regardless of whether the U.S. Holder converts the payment into U.S. dollars.

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

See Netherlands Dividend Withholding Tax. U.S. Holders who are entitled to the benefits of a reduced rate of Netherlands dividend withholding tax under the tax treaty between the United States of America and the Netherlands will be allowed a credit for only the amount of withholding tax provided for under the U.S. Tax Treaty (generally 15%).

However, the full amount of the dividend, including any withheld amounts, generally will be subject to current United States federal income taxation whether or not such Holder obtaines the benefit of a credit for the amount withheld. In the event the Company pays a dividend to a U.S. Holder out of the earnings of a non-Dutch subsidiary, however, it is possible that under certain circumstances that such U.S. Holder would not be entitled to claim a credit for a portion of any Dutch taxes withheld by the Company from such dividend. Based on historic economics, the portion of Dutch withholding tax that may not be creditable in this instance should equal a maximum of 3% of the gross amount of such dividend (or 20% of the Dutch taxes withheld in the case of a U.S. Holder entitled to claim a 15% withholding rate under the U.S. Tax Treaty). This limitation would potentially apply only under circumstances where the Company pays dividends on the shares.

Depending on the particular circumstances of the U.S. Holder, dividends accrued from shares will generally be classified, for foreign tax credit purposes, as passive income. A U.S. Holder who finds it more advantageous because of such limitations to claim the Netherlands dividend withholding tax as a deduction instead of a credit may do so, but only for a year for which such Holder does not claim a credit for any foreign taxes. If the U.S. Holder is a U.S. partnership, trust, or estate, any tax credit is available only to the extent that the income derived by such partnership, trust, or estate is subject to U.S. tax on the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be.

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

Backup Withholding and Information Reporting

Payments in respect of the shares may be subject to information reporting to the IRS and to a 24% U.S. backup withholding tax. Backup withholding generally will not apply, however, to a Holder who furnishes a correct U.S. taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification) and a non-US Holder will provide such certification on a version of Form W-8 (Certificate of Foreign Status).

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

Taxes in the Netherlands

Corporate Income Tax – General

We are incorporated under the laws of the Netherlands and are therefore subject to Netherlands corporate income tax. As of 2020, the standard corporate income tax rate is 16.5% on profits up to €0.2 million and 25% on the excess. In 2021, the statutory corporate income tax rates will be lowered further to 15% and 25%, respectively. In 2022 the statutory corporate income tax rates will be 15% on profits up to €0.4 million and 25%, on the excess.

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

Participation Exemption

Pursuant to the Netherlands participation exemption, income and capital gains derived from the investment by a parent company in a qualifying subsidiary are exempt from corporate income tax provided that the parent company meets the 5 per cent threshold test, and the participation is not considered to be a portfolio investment. The 5 per cent threshold test requires that the parent company (i) owns at least 5 per cent of the nominal share capital in the subsidiary, or (ii) is shareholder in and related to the subsidiary, whilst an entity related to the parent owns at least 5 per cent of the nominal share capital in the subsidiary, or (iii) has owned for an uninterrupted period of at least one year at least 5 per cent of the nominal share capital in subsidiary and three years have not yet passed after the shareholding by the parent in the subsidiary dropped below 5 per cent.

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

Holders of Shares Resident in the Netherlands: Corporate Entities

A holder of Shares that is resident or deemed to be resident in the Netherlands for corporate income tax purposes, and that is:

•	a corporation;
•	another entity with a capital divided into shares;
•	a cooperative (association); or
•	another legal entity that has an enterprise or an interest in an enterprise to which the Shares are attributable, but which is not:

•	a qualifying pension fund;
•	a qualifying investment fund (fiscale beleggingsinstelling) or a qualifying exempt investmentInstitution (vrijgestelde beleggingsinstelling); or
•	another entity exempts from corporate income tax,

will in general be subject to regular corporate income tax, levied at a rate of 25% (16.5% over profits up to EUR 200,000) over income derived from Shares and the gains realised upon the acquisition, redemption and/or disposal of Shares, unless, and to the extent that, the participation exemption (deelnemingsvrijstelling) applies.

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

Subsidiary Information

Not applicable

Item 11.        Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2020, approximately 18% of the Company’s revenues were derived in the United States of America, and approximately 82% was derived in Europe and the Far East. The Company is subject to market risks associated with foreign currency exchange rate fluctuations. We do not utilize derivative instruments to manage the exposure to such market risk. As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk - We are subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. An increase of 1% in the interest rate would have increased the Company's interest expense for bank loans, convertible notes payable to a related party and other parties, by approximately $0.3 million in the year ended December 31, 2020.

Item 12.        Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.        Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.        Controls and Procedures

Management's report on internal control over financial reporting

(a) Our management, including our Managing Directors and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(d) and 15d-15(d) of the Exchange Act) as of the end of the period covered by this annual report (the “Evaluation Date”).

Based on such evaluation, the Managing Directors and Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective.

(b) Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Managing Directors and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

(c) On the evaluation conducted by our Managing Directors and Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2020 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C      Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by our independent registered public accounting firm, Mayer Hoffman McCann CPAs ("MHM"), for services rendered to us during the years ended December 31, 2020 and 2019.

The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2020	2019
Audit fees	$257	$283
Audit related fees	-	-
Tax fees	-	-
Total fees	$257	$283

Substantially all of MHM’s personnel, who work under the control om MHM shareholders, are employees of wholly- owned subsidiaries of CBIZ, Inc., which provides personnel and various services to MHM in an alternative practice structure.

Item 16D      Exemptions from the Listing Standards for Audit committees

Not applicable.

Item 16E.     Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.     Corporate Governance

There are no significant differences between the corporate governance practices in the Netherlands and the U.S. The Company has adopted the U.S. practices.

PART III

Item 17.        Financial Statements

See Item 18.

Item 18.        Financial Statements

The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-41.

Item 19.        Exhibits

1.	Articles of Association of the Company filed as Exhibit to Form 20-F for the year ended December 31, 1999. *

2.	Articles of Amendment of the Articles of Association filed as Exhibit to Form 6K dated April 22, 2009.*

3.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2012. *

4.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2020.**

5.	Specimen of the Company's Common Stock filed as Exhibit to Form 20-F for the year ended December 31, 1999.*

6.	Revised Code of Ethics for Principal Executive Officers and Senior Financial Officers. Filed as Exhibit to Form 20-F December 13, 2020.**

12.1	Certification by the registrant’s Managing Director and Principal Executive Officer pursuant to Rule13a-14(a).

12.2	Certification by the registrant’s Chief Financial Officer pursuant to Rule 13a-14(a)

13.1	Certification by the Registrant's Managing Director and Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

13.2	Certification by the Registrant's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*          Incorporated by reference to the Company's fillings.
**         Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

By:	/s/ Rom Shaked

Name:	Rom Shaked

Title:	Managing Director

Date:	May 14, 2021

By:	/s/ Alon Raich

Name:	Alon Raich

Title:	Managing Director and Chief Financial Officer

Date:	May 14, 2021

 ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2020 ANNUAL REPORT

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements:

 Report of Independent Registered Public Accounting Firm

To the Supervisory Board of Directors and Stockholders of ICTS International N.V. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ICTS International N.V. and Subsidiaries (“Company”) as of December 31, 2020 and 2019 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ Mayer Hoffman McCann CPAs
(The New York Practice of Mayer Hoffman McCann P.C.)

We have served as the Company’s auditor since 2007.
New York, New York
May 14, 2021

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,
ASSETS	2020	2019
CURRENT ASSETS:
Cash and cash equivalents	$51,602	$52,352
Restricted cash	9,472	2,493
Accounts receivable, net	34,371	43,311
Receivable from a related party	2,200	-
Prepaid expenses and other current assets	18,909	4,980
Total current assets	116,554	103,136

Defered tax assets, net	1,169	476
Investments	1,482	2,130
Property and equipment, net	5,525	4,586
Operating lease right of use assets	12,938	10,367
Goodwill	746	681
Other assets	1,974	2,071
Total assets	$140,388	$123,447

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Bank overdrafts	$-	$738
Notes payable-banks	8,104	19,908
Accounts payable	3,716	5,808
Accrued expenses and other current liabilities	32,887	35,195
Value added tax (VAT) payable	11,096	6,476
Operating lease liabilities, current	3,531	2,725
Loan payable	-	1,121
Loan payable to related parties	-	1,538
Convertible notes payable to a related party	-	2,000
Total current liabilities	59,334	75,509

Convertible notes payable to a related party	1,200	-
Operating lease liabilities, non current	9,333	7,562
Other liabilities	25,684	1,761
Total liabilities	95,551	84,832

COMMITMENTS AND CONTINGENCIES (NOTE 20)

REDEEMABLE NON-CONTROLLING INTERESTS (NOTE 15)	75,322	74,300

SHAREHOLDERS' DEFICIT:
Common stock, €0.45 par value;
150,000,000 shares authorized as of December 31, 2020 and 2019.
37,433,333 and 35,433,333 shares issued and outstanding as of
December 31, 2020 and 2019, respectively	19,186	18,120
Additional paid-in capital	26,706	26,972
Accumulated deficit	(68,603)	(73,006)
Accumulated other comprehensive loss	(6,259)	(6,172)
Non-controlling interests in subsidiaries	(1,515)	(1,599)
Total shareholders' deficit	(30,485)	(35,685)
Total liabilities and shareholders' deficit	$140,388	$123,447

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share data)

	For the Years Ended December 31,
	2020	2019	2018

Revenue	$248,419	$333,307	$345,221
Cost of revenue	196,569	290,461	311,994
GROSS PROFIT	51,850	42,846	33,227
Operating expenses:
Research and development	6,541	5,060	3,657
Goodwill impairment	-	-	1,563
Selling, general and administrative	37,239	33,063	34,924
Total operating expenses	43,780	38,123	40,144
OPERATING INCOME (LOSS)	8,070	4,723	(6,917)
Equity income (loss) from investment in affiliate	(790)	91	124
Other expenses, net	(1,288)	(10,518)	(3,586)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	5,992	(5,704)	(10,379)
Income tax expenses	590	1,549	685
INCOME (LOSS) FROM CONTINUING OPERATIONS	5,402	(7,253)	(11,064)
Loss from discontinued operations	-	-	(289)
NET INCOME (LOSS)	5,402	(7,253)	(11,353)
Net income (loss) attributable to non-controlling interests	999	789	(123)
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$4,403	$(8,042)	$(11,230)

BASIC NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE
Income (loss) from continuing operations	$0.12	$(0.26)	$(0.47)
Loss from discontinued operations	-	-	(0.01)
Net income (loss)	$0.12	$(0.26)	$(0.48)

Basic weighted average number of shares	35,827,854	30,524,461	23,415,068

DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE
Income (loss) from continuing operations	$0.11	$(0.26)	$(0.47)
Loss from discontinued operations	-	-	(0.01)
Net income (loss)	$0.11	$(0.26)	$(0.48)

Diluted weighted average number of shares	38,424,718	30,524,461	23,415,068

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$5,402	$(7,253)	$(11,353)
Other Comprehensive Income - Translation adjustments	20	79	669
Comprehensive income (loss)	5,422	(7,174)	(10,684)
Comprehensive income (loss) attributable to non-controlling interests	1,106	795	(123)
COMREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$4,316	$(7,969)	$(10,561)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(In thousands, except share data)

					Accumulated
			Additional		Other	Non	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Controlling	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Interests	Deficit
BALANCE AT DECEMBER 31, 2017	21,000,000	$10,655	$23,128	$(53,734)	$(6,914)	$123	$(26,742)
Issuance of common stock	4,100,000	2,241	329	-	-	-	2,570
Net loss	-	-	-	(11,230)	-	(123)	(11,353)
Translation adjustment	-	-	-	-	669	-	669

BALANCE AT DECEMBER 31, 2018	25,100,000	12,896	23,457	(64,964)	(6,245)	-	(34,856)
Net income (loss)	-	-	-	(8,042)	-	15	(8,027)
Issuance of common stock	10,333,333	5,224	1,474	-	-	-	6,698
Sale of AU10TIX Technologies B.V. preferred shares, series A-1, net	-	-	2,041	-	-	(1,614)	427
Translation adjustment	-	-	-	-	73	-	73

BALANCE AT DECEMBER 31, 2019	35,433,333	18,120	26,972	(73,006)	(6,172)	(1,599)	(35,685)
Issuance of common stock	2,000,000	1,066	(266)	-	-	-	800
Net income	-	-	-	4,403	-	74	4,477
Translation adjustment	-	-	-	-	(87)	10	(77)

BALANCE AT DECEMBER 31, 2020	37,433,333	$19,186	$26,706	$(68,603)	$(6,259)	$(1,515)	$(30,485)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2020	2019	2018
CASH FLOW FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$5,402	$(7,253)	$(11,064)
Loss from discontinued operations	-	-	(289)
Net income (loss)	5,402	(7,253)	(11,353)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,090	1,688	1,897
Goodwill impairment	-	-	1,563
Accrued interest on convertible notes payable to a related party	-	-	2,687
Accrued interest on loan payable to a related party	-	-	59
Bad debt expense	272	260	303
Deferred income taxes	(651)	(35)	(103)
Loss on disposal of property and equipment	71	-	-
Equity loss (income) from investment in affiliate	790	(91)	(124)
Revaluation and related costs reimbursed to related party	-	8,139	-
Changes in assets and liabilities:
Accounts receivable, net	11,395	669	(249)
Receivable from related party	(2,200)	-	-
Prepaid expenses and other current assets	(13,562)	1,366	(3,680)
Other assets	485	(89)	28
Accounts payable	(2,548)	(30)	592
Accrued expenses and other current liabilities	(5,116)	(8,854)	11,311
VAT payable	3,999	(4,734)	4,540
Operating lease accounts, net	19	(102)	-
Other liabilities	23,786	(26)	(308)
Net cash provided by discontinued operations	-	-	253

Net cash provided by (used in) operating activities	24,232	(9,092)	7,416

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,197)	(1,884)	(2,917)
Capitalization of software costs	(603)	-	-
Proceeds from sale of property and equipment	67	-	-
Purchase of subsidiary in Sweden, net of acquired cash of $74	-	-	(989)
Purchase of subsidiary in Spain, net of acquired cash of $36	-	-	(184)
Investments	(150)	(1,800)	(131)
Deposits at (withdraws from) insurance companies	(226)	151	(295)
Repayments from (loan to) an affiliate	-	180	(180)
Net cash used in investing activities	$(3,109)	$(3,353)	$(4,696)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2020	2019	2018
CASH FLOW FROM FINANCING ACTIVITIES:
Borrowings (repayments) under lines of credit, net	$(13,091)	$8,076	$1,485
Repayments of convertible notes payable to a related party	-	(29,572)	(2,381)
Proceeds from a related party	-	1,000	-
Repayments of loan payable to a related party	(1,538)	(368)	(1,100)
Proceeds from loan payable	-	-	2,288
Repayment of loan payable	(1,121)	(1,120)	(1,198)
Proceeds from sale of a subsidiary's preferred shares	-	80,000	-
Transaction costs	-	(6,054)	-
Increase (decrease) in bank overdrafts	(738)	(107)	845
Net cash provided by (used in) financing activities	(16,488)	51,855	(61)

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,594	(482)	(247)

INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	6,229	38,928	2,412

CASH, CASH EQUIVALENTS AND RESTRICTED CASH BEGINNING OF YEAR	54,845	15,917	13,505

CASH, CASH EQUIVALENTS AND RESTRICTED CASH END OF YEAR	$61,074	$54,845	$15,917

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Stock issuance as reduction against convertible notes payable to related party	$800	$6,698	$2,570

Sale of investment in White Line as reduction against convertible notes payable to related party	$-	$-	$3,500

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$613	$1,963	$836

Income taxes	$1,329	$3,129	$1,322

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 1 – ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or the "Company") operate in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment provide authentication services to financial and other institutions, predominantly in the United States of America and Europe.

Liquidity and Financial Condition

Accounting Standard Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern requires a Company’s management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances, as following:

As of December 31, 2020 and 2019, the Company has a working capital of $57,220 and $27,627 and shareholders deficit of $30,485 and $35,685, respectively. During the years ended December 31, 2020, 2019 and 2018, the Company incurred income (loss) from continuing operations of $5,402, $(7,253) and $(11,064), respectively, and cash flows provided by (used in) operating activities of $24,232, $(9,092) and $7,416, respectively.

The Company had a line of credit in the Netherlands up to €12,000 ($14,742 as of December 31, 2020), which expired in March 2021 and additional line of credit in the United States of America up to $10,000, which will expire in October 2021 (see notes 10 and 22). Additionally, the Company has a note up to a maximum amount of $3 million with a related party that matures on January 1, 2022. The Company anticipates that it will not need its lines of credit for 12 months from issuance of these financial statements.

The COVID-19 outbreak has developed rapidly in 2020, with a significant number of infections. The Company is dependent mostly in Europe and the United States of America for its business on the airline industry. In addition, the decisions taken by various governments have affected economic activity and the Company’s business as following:

•
Decrease of travel by flights, reducing the demand for services the Company provide as part of its Airport Security and other aviation services. As a result, our cumulative revenues of the airport security and other aviation services in the twelve months ended December 31, 2020 were $86,894 lower than our revenues for the twelve months ended December 31, 2019. Many of the Company’s employees were laid off and / or ordered to stay home.

•
Governments in some of the countries in which we operate have announced the implementation of government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity. During 2020, in the United States of America, the government has approved a payroll support of $13,680 to the American subsidiary of the Company, all of which has been received as of December 31, 2020. Out of this amount the American subsidiary recognized an amount of $12,672 as reduction of labor expenses for the year ended December 31, 2020. In addition, during the first four months of 2021 additional support up to $15,916 was approved to that subsidiary.  In the Netherlands, the government has approved a support of €17,619 ($21,645 as of December 31, 2020) for the year ended December 31, 2020. The Dutch government extended the support program until June 30, 2021 and might extend it beyond. For the months January through March 2021, the Company was granted additional assistance up to €4,556. In Germany, the employees are eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount. The Company has already applied for this support starting from April 2020. These available governmental support plans might be extended and/or changed according to the future COVID-19 developments.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)
NOTE 1 – ORGANIZATION (CONTINUED)

Liquidity and Financial Condition (Continued)

•
In the Netherlands wage tax, social security and VAT payments for the period March 2020 till May 2021 were postponed and will have to be paid in 36 installments, starting October 2021. As of December 31, 2020, the Company accumulated debt of €20,796 ($25,548 as of December 31, 2020) to the Dutch tax authorities. In Germany, the government postponed the payment of the VAT for the period February through April, 2020. The Company accumulated €5,462 ($6,710 as of December 31, 2020) which will be paid in the second half year of 2021.

•
Depending on the duration of the COVID-19 crisis and continued negative impact on economic activity, the Company might experience further negative results and liquidity restrains. The exact impact on our activities in the remainder of 2021 and thereafter cannot be predicted.

The Company’s business plan, together with the expected governmental support projects income from operations, compliance with all financial covenants, positive cash flows from operations and no external borrowings for operations. There can be no assurance that management will be successful in achieving its business plan.

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

Restricted Cash

Restricted cash as of December 31, 2020 consists of: (a) $3,991 held in bank accounts that serve as cash collateral for outstanding letters of credit and (b) $5,481 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities (see note 5).

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

	December 31,
	2020	2019

Cash and cash equivalents	$51,602	$52,352
Restricted cash	9,472	2,493
Total cash, cash equivalents and restricted cash
shown in the statement of cash flows	$61,074	$54,845

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for credit losses is based on historical collection experience, factors related to specific customers and current economic trends. The Company writes off accounts receivable when determined to be uncollectible and are recognized as a reduction to the allowance for credit losses. As of December 31, 2020, and 2019, the allowance for doubtful accounts is $690 and $418, respectively.

Fair Value Measurements

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

Fair Value Measurements (Continued)

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

Investments

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

The Company records investments in the equity securities of privately held companies which represent an ownership interest of less than 20% at cost minus impairment.

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

Capitalized Internal-Use Software Costs

The Company capitalizes certain costs incurred in developing internal-use software when capitalization requirements have been met.  Costs prior to meeting the capitalization requirements are expensed as incurred. Costs, such as maintenance and training are also expensed as incurred. Capitalized costs are included in property and equipment, and amortized on a straight-lined basis over the estimated useful life of the software. Amortization expense, which is included in depreciation expense, amounted to $147, $0 and $0 during the years ended December 31, 2020, 2019 and 2018, respectively.

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company would record a goodwill impairment charge for the difference between the carrying value and the fair value of the goodwill, not to exceed the carrying amount of the goodwill. During the years ended December 31, 2020, 2019 and 2018, the Company recognized a goodwill impairment of $0, $0 and $1,563, respectively (see note 9).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2020, 2019, and 2018, the Company did not record any impairment charges on its long-lived assets.

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

For employees not under Section 14, severance liabilities are recorded based on the length of service and their latest monthly salary. The Company’s liabilities for the Israeli employees amounted to $1,556 and $1,493 as of December 31, 2020 and 2019, respectively and are included in other liabilities in the Company’s consolidated balance sheets. The deposits made at insurance companies to cover these liabilities amounted to $1,391 and $1,264 as of December 31, 2020 and 2019, respectively and are included in other assets in the Company’s consolidated balance sheets.

Leases

The Company adopted ASU 2016-02, Leases (Topic 842) as of January 1, 2019, using the modified retrospective approach.

The standard provides a number of optional practical expedients in transition. The Company chose to apply the following permitted practical expedients:

Not to reassess its prior conclusions regarding lease identification, lease classification and initial direct costs under the new standard.

Short-term lease recognition exemption for all leases with a term shorter than 12 months. This means, that for those leases, the Company does not recognize Rights of Use (“ROU”) assets or lease liabilities.

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

Non-Controlling Interests

The Company’s non-controlling interests represent the minority shareholder’s ownership interests related to the Company’s subsidiaries. The Company reports its non-controlling interests in subsidiaries as a separate component of equity in the consolidated balance sheets and reports net income (loss) attributable to the non-controlling interests in the consolidated statements of operations.

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

A performance obligation is a promise in a contract to transfer a distinct service to the client, and it is the unit of account for revenue recognition. The majority of our contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in our contracts and, therefore, is not distinct.

The following table presents the Company’s revenues according to the Company’s segments:

	Year ended December 31,
	2020	2019	2018
Airport Security and Other Aviation Services	$222,654	$309,548	$329,150
Authentication Technology	25,765	23,759	16,071
Total revenue	$248,419	$333,307	$345,221

The following table presents the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Year ended December 31,
	2020		2019		2018
Germany	$119,500	48%	$137,207	41%	$134,646	39%
The Netherlands	58,446	24%	97,700	29%	121,465	35%
United States	45,305	18%	73,719	22%	69,548	20%
Other countries	25,168	10%	24,681	8%	19,562	6%
Total revenue	$248,419	100%	$333,307	100%	$345,221	100%

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

Contracts

Our client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which we operate. The payment terms vary by the type and location of our clients and services offered. Client payments are typically due in 30 to 60 days after invoicing, but may be a shorter or longer term depending on the contract. Our contracts with main customers are generally long-term contracts, between two to five years. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

Practical Expedients and Exemptions

Because nearly all our contracts are based on input measure of time of service provided (as hours or attendance) no exemptions need to be made. We have no material contracts with material revenues expected to be recognized subsequent to December 31, 2020 related to remaining performance obligations.

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

Other Airport Services
Airport Services include wheelchair attendants, pre-departure skycaps, bag-runners, agents, guards, charter security screening, janitorial, and cabin cleaning to major U.S. and foreign carriers in airports throughout the United States of America. Our contracts may include either single or multiple performance obligations and vary by airport and airline. We recognize revenue given the unit of measure (usually hours) provided in the given time period and the specific price for specific hours or attendance for specific event, time framed service as agreed upon in the contracts.

General Security Services
Security Services include providing armed and un-armed guards to private schools and places of worship, video surveillance and patrol. Contracts for security services generally include only a single performance obligation. We recognize revenue for security guard services given the unit of measure (hours) provided in the given time period. Revenue from video surveillance and patrol is recognized based upon a fixed monthly rate.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Deferred Revenues

We record deferred revenues when cash payments are received or due in advance of our performance. Deferred revenues at December 31, 2020 and 2019 were $2,143 and $1,652, respectively shown as part of the accrued expenses and other current liabilities and $263 and $268 shown as other liabilities. Revenue recognized for the years ended December 31, 2020, 2019 and 2018 that was included in the deferred revenue at the beginning of each year was $1,879, $2,001 and $854, respectively.

Our payment terms vary by the type and location of our customer and the products or services offered. The term between invoicing and when payment is due is not significant.

Capitalized Contract Costs

As part of obtaining contracts with certain customers in the authentication technology segment, the Company incurs upfront costs such as sales commissions. The Company capitalizes these costs which are subsequently amortized on a straight-line basis over the estimated life of the relationship with the customer. The Company applies the practical expedient that allows it to determine this estimate for a portfolio of contracts that have similar characteristics in terms of type of service, contract term and pricing. This estimate is reviewed by management at the end of each reporting period as additional information becomes available.

Cost of Revenue

Cost of revenue represents primarily payroll and employee related costs associated with employees who provide services under the terms of the Company's contractual arrangements, insurance and depreciation and amortization.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs during the years ended December 31, 2020, 2019 and 2018 are $735, $828 and $528, respectively.

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

The Company had an income from continuing operations for the year ended December 31, 2020. Potentially dilutive securities were included in the computation of diluted income per share as the conversion rate of the convertible note payable to related party was lower than the weighted average computed price of the Company’s stock for the year 2020.

The Company had a loss from continuing operations for the years ended December 31, 2019 and 2018. For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common share is anti-dilutive due to the net losses in 2019 and 2018. Potentially dilutive securities were excluded from the computation of diluted loss per share as the conversion rate of the convertible note payable to related party was higher than the market price of the Company’s common stock as of December 31, 2019 and 2018, and the effect of including them is anti-dilutive.

The following table summarizes the number of shares of common stock attributable to potentially dilutive securities outstanding for each of the periods:

	Year Ended December 31,
	2020	2019	2018

Shares issuable upon conversion of convertible notes
payable to related party at a price of $0.40	3,000,000	5,000,000	-
Shares issuable upon conversion of convertible notes
payable to related party at a price of $1.50	-	-	14,731,267
Shares issuable upon conversion of accrued interest
payable to related party at a price of $0.75	-	-	11,779,776
Total	3,000,000	5,000,000	26,511,043

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

The Company maintains cash and cash equivalents and restricted cash in accounts with financial institutions in the United States of America, Europe, Japan and Israel. As of December 31, 2020, accounts at financial institutions located in the United States of America are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250 per institution. As of December 31, 2020, cash, cash equivalents and restricted cash of $5,773 is being held in the United States of America, of which $5,523 is uninsured. Bank accounts located in Europe, Japan and Israel, totaling $55,301  as of December 31, 2020, are uninsured.

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

Revenue from two customers represented 70% of total revenue during the year ended December 31, 2020, of which one customer accounted for 48% and the other customer accounted for 22% of total revenue. Accounts receivable from these two customers represented 47% of total accounts receivable as of December 31, 2020.

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

Reclassification

Certain amounts have been reclassified in prior years balance sheets and statements of cash flows to conform with current period presentation.

Adoption of New Accounting Standard

On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, replacing the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The measurement of expected credit losses under the Current Expected Credit Loss (CECL) methodology is applicable to trade and other receivables, financial assets measured at amortized cost including loans and other instruments.

The Company applies ASC 326 its accrual for doubtful accounts and for financial assets purchased with credit deterioration (PCD) related to its investment in Arrow (see note 6). ASC 326 requires credit losses to be presented as an allowance for credit losses. The remaining noncredit discount will be accreted into interest income at the effective interest rate. As allowed by ASC 326, the Company elected to maintain a pool of loans for the purpose of applying the standard, due to similar characteristics of the loans. Management assesses the extent to which fair value is less than amortized cost. The assessment indicates that the present value of cash flows expected to be collected is less than the amortized cost basis, thus a credit loss exists and an allowance for credit losses is recorded for credit loss. Changes in the allowance for credit losses are recorded as provision for credit loss expenses. Management estimates the allowance using relevant available information from internal and external sources, relating to past events current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses.

The adoption of ASC 326 did not have a material effect on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements

Accounting Standards Update 2019-12

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The standard will become effective for interim and annual periods, beginning after December 15, 2020, with early adoption permitted. The adoption of this standard is not expected to have material effect on the Company’s operating results or financial condition.

Accounting Standards Update 2020-01

In January 2020, the FASB issued an update for Investments-Equity Securities (Topic 321) and Investments-Equity method and Joint Ventures (Topic 323). This ASU, among other things, clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, for the purposes of applying the measurement alternative in accordance with topic 321 immediately before applying or upon discontinuing the equity method. The amendment is effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods within that fiscal year. The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.

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

The following represents the allocation of the purchase price as of the purchase date in SEK and the translation to United States Dollars as of the purchase date:

	SEK	U.S. Dollars
Cash	663	74
Accounts receivable	8,902	999
Other current assets	445	50
Fixed assets	1,189	133
Goodwill	9,005	1,010
Other assets	1,039	116
Total identifiable assets acquired	21,243	2,382

Notes Payables-banks	4,734	531
Accounts Payable	182	20
Other current liabilities	5,788	649
Non current liabilities	1,039	117
Total liabilities assumed	11,743	1,317

	9,500	1,065

Goodwill associated with the new acquisition of Detact Security Solution AB was 9,005 SEK ($1,007 as of December 31, 2018) and deductible for income tax purposes. The goodwill consists principally of the expectations of future earnings and profits from expanding this business. In December 2018, the Company evaluated the goodwill and concluded the goodwill should be fully impaired (see note 9).

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

Goodwill associated with the acquisition of Abydos Consultores de Sistemas S.L.U. was €188 ($232 as of December 31, 2018) and is deductible for income tax purposes. The goodwill arising from this acquisition consist principally of the expectations of future earnings and profits from expending this business. In December 2018 the Company evaluated the goodwill and concluded that the goodwill should be fully impaired (see note 9).

NOTE 4 – DISCONTINUED OPERATIONS

During the year ended December 31, 2017, the Company committed to a plan to cease the aviation security operations of its subsidiary in Cyprus.

As of December 31, 2020 and 2019 the Company had no assets or liabilities in its consolidated balance sheets that related to the discontinued operations.

A summary of the Company’s consolidated statements of operations from the above discontinued operations for the years ended December 31, 2020, 2019 and 2018 are as follows:

	For the Years Ended December 31,
	2020	2019	2018

Revenue	$-	$-	$-
Cost of revenue	-	-	-
GROSS PROFIT	-	-	-
Selling, general and administrative	-	-	289
Net loss	-	-	(289)
Less: Net loss attributable to non-controlling interests	-	-	123
LOSS FROM DISCONTINUED OPERATIONS ATTRIBUTABLE
TO ICTS INTERNATIONAL N.V.	$-	$-	$(166)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are as following:

	December 31,
	2020	2019

Receivable from the Dutch tax authorities (1)	$12,285	$1,682
Receivable from the German authorities - COVID 19 (2)	1,887	-
Dutch Governmental support - COVID 19 (3)	1,068	-
Other	3,669	3,298
Total prepaid expenses and other currect assets	$18,909	$4,980

(1)
The Company is obligated to hold restricted cash in the Netherlands, which is restricted for payments to the tax authorities. From time to time the Company is allowed to make a request to release the money from the restricted account into the regular bank account. As part of the process the Company transfers the requested amount to the Dutch tax authorities, who pay it back after a few weeks into the Company’s regular bank account.

(2)
In Germany, the employees are eligible for payroll support (see note 1). The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount.

(3)	In the Netherlands, the Company is eligible for payroll support (see note 1).

NOTE 6 – INVESTMENTS

Artemis Therapeutics, Inc.

As of December 31, 2020, the Company owns 198,311 shares or 3.8% of the outstanding common stock of Artemis Therapeutics, Inc. (“ATMS”). As of December 31, 2020, ATMS has no operating business.

The Company suspended its use of the equity method to accounting for this investment in 2007 after its investment balance was reduced to zero.

As of December 31, 2020 and 2019, the Company’s share of the underlying net assets of ATMS is equal to the Company’s carrying value of its investment in ATMS ($0 and $0 at December 31, 2020 and 2019). The market value of the Company's investment in ATMS as of December 31, 2020 and 2019 is $79 and $10, respectively.

The Company evaluated the stock price of ATMS but as ATMS share price is low, the number of shares that are being traded is low, and as ATMS still does not have any revenue, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero.

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”) and to provide aviation security and non-security services in South Korea. Each one of the parties holds 50% (fifty percent) of the JVC’s equity. The Company uses the equity method for this investment. As of December 31, 2020, the Company’s investment is 332,715 KRW ($307). For the years ended December 31, 2020, 2019 and 2018, the Company recognized a profit (loss) in its consolidated statements of operations of (17,742) KRW, 105,092 KRW and 133,550 KRW, respectively ($(15), $91 and $124 as of December 31, 2020, 2019 and 2018, respectively) from its investment in the JVC.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 6 – INVESTMENTS (CONTINUED)

Mesh Technologies, Inc.

In January 2019, the Company invested an amount of $50 in Mesh Technologies, Inc. (“Mesh”), a company incorporated in the USA. As of December 31, 2020, the investment represented 0.4% of the issued and outstanding share capital of Mesh. Mesh is a technology company providing cross border payments technology by innovating on the existing payment rails of established card networks available in the market. As Mesh is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Arrow Ecology & Engineering Overseas (1999)

In December 2019, the Company invested an amount of $1,750 in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”), a limited company incorporated in Israel. Arrow develops and operates a sustainable green process to recycle mixed and sorted municipal solid waste. The Company purchased few types of shares representing 23.3% of Arrow’s equity for an amount of $22 and shareholders loans were purchased for a price of $1,728 ($4,146 stated value less $2,418 allowance for credit losses, which have not changed since the acquisition). The Company uses the equity method for this investment. During the years ended December 31, 2020 and 2019, the Company recognized its estimated share in Arrow loss in the amount of  $775 and $0, respectively,  from this investment.

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

GreenFox Logistics LLC.

In March 2020, the Company invested an amount of $100 in GreenFox Logistics, LLC. (“GreenFox”), a company incorporated in the USA. The investment was done as SAFE investment (Simple Agreement for Future Equity). GreenFox is an on-demand delivery/moving/transportation company. As GreenFox is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

SardineAI Corp.

In August 2020, the Company invested an amount of $50 in SardineAI Corp (“SardineAI”), a company incorporated in the USA. In return the Company received preferred shares representing less than 1% of SardineAI equity. SardineAI is a Fraud Prevention-as-a-Service (FaaS) platform for Digital businesses to detect frauds and financial crimes. As SardineAI is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:
	December 31,
	2020	2019

Office, equipment and facilities	$10,796	$8,866
Internal-use software	1,449	595
Vehicles	1,958	1,870
Leasehold improvements	2,972	2,352
	17,175	13,683
Less: accumulated depreciation and amortization	11,650	9,097
Total property and equipment, net	$5,525	$4,586

Depreciation and amortization expenses are $2,090, $1,688 and $1,897 for the years ended December 31, 2020, 2019 and 2018 respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 8 - LEASES

Lessee Arrangements

The Company enters into leases in the normal course of business primarily as part of its operations in the different airports, back office operations, research and development offices and headquarters offices.

The table below presents the effects on the amounts relating to the Company’s total lease cost:

	Year ended December 31,
	2020	2019

Operating lease cost	$3,914	$3,421
Short-term lease cost	1,580	994
Total lease cost	$5,494	$4,415

Other information:
Cash paid for amounts included in the measurement of Lease liabilities:
Operating cash flows from operating leases	$3,962	$2,901

Right-of-use assets obtained in exchange for new operating lease liabilities	$4,941	$541

Weighted-average remaining lease term - operating leases	4.5 years	4.1 years

Weighted-average discount rate - operating leases	4.8%	5.0%

Supplemental balance sheet information related to operating leases was as follows:

	Year ended December 31,
	2020	2019
Operating lease ROU assets	$12,938	$10,367

Other current liabilities	$3,531	$2,725
Operating lease liabilities	9,333	7,562
Total operating lease liabilities	$12,864	$10,287

Future undiscounted lease payments for operation leases with initial terms of more than one year as of December 31, 2020 are as follows:

Year ending December 31,
2021	4,048
2022	3,122
2023	2,747
2024	2,194
2025	906
Thereafter	1,400
Total future minimum lease payments	14,417
Less: imputed interest	1,553
Total	$12,864

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 9 – GOODWILL

All the Company’s goodwill relates to its airport security and other aviation services segment. The change in goodwill during the year is as follows:

	2020	2019
Balance as of the beginning of the year:

Goodwill	$2,182	$2,220
Accumulated impairment losses	(1,501)	(1,525)
	681	695

Goodwill acquired during the year	-	-
Impairment losses	-	-
Exchange rate effect	65	(14)
	746	681

Balance as of the end of the year:

Goodwill	2,361	2,182
Accumulated impairment losses	(1,615)	(1,501)
	$746	$681

At December 31, 2020 and 2019, the Company performed qualitative assessments to determine if it was more likely than not that the fair value of the reporting units exceeded its carrying values, including goodwill. The qualitative assessments indicated that it was more likely than not that the fair value exceeded the carrying value of the reporting unit. At December 31, 2018, the qualitative assessment indicated that it was more likely than not that the carrying value of the reporting unit exceeded fair value.

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

During the years ended on December 31, 2020, 2019 and 2018, the Company recognized impairment charges of $0, $0 and $1,563, respectively.

The facts and circumstances that led to the impairment of goodwill during the year ended December 31, 2018 are as follows:

Procheck, a wholly-owned subsidiary of the Company since 1998 was advised by its only customer, that its services are not required, its contract would not be renewed and will end on December 31, 2018, following a change in the governmental security concept in the Netherlands. Upon expiration of the agreement, the employment of its employees was terminated. A goodwill impairment loss of $314 was recognized.

In January 2018, the Company acquired 100% of the outstanding shares of Abydos Consultores de Sistemas S.L.U (see note 3) and recorded goodwill of €188 ($215 as of December 31, 2018). The purpose of the acquisition was to increase the Company’s activities in Spain. As the Company did not win any of the main bids on which it participated during 2018, revenue, operating profits and cash flows were lower than expected in 2018. The earnings forecast for the next four years was revised and an impairment loss of €188 ($222 for the year ended December 31, 2018) was recognized. The fair value of Abydos Consultores de Sistemas S.L.U. was estimated using the expected present value of future cash flows.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 9 – GOODWILL (CONTINUED)

In July 2018, the Company acquired 100% of the outstanding shares of Detact Security Solution AB (see note 3) and recorded goodwill of 9,005 SEK ($1,027 for the year ended December 31, 2018). The purpose of the acquisition was to penetrate the Swedish aviation and cargo markets. After the acquisition, a major customer has terminated the contract with the Company. As a result, the revenue, operating profits and cash flows will be lower than expected. The earnings forecast for the next four years was revised and an impairment loss of 9,005 SEK ($1,007 as of December 31, 2018) was recognized. The fair value of Detact Security Solution AB was estimated using the expected present value of future cash flows.

As the Company maintains a valuation allowance for the carrying value of its net deferred tax assets for the locations affected by the goodwill impairment, there is no effect on the Company’s deferred tax assets in the consolidated balance sheets (see note 18).

NOTE 10 – NOTES PAYABLE – BANKS

United States of America

The Company’s U.S. subsidiary is a party to a credit facility with a commercial lender, which provides a maximum borrowing capacity up to $10,000, subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 80% of eligible unbilled receivables, as defined, plus (iii) 95% of a $500 standby letter of credit that was provided to the lender by an entity related to the main Shareholder. Borrowings under the credit facility are secured by the U.S. subsidiary’s accounts receivable, unbilled receivables, equipment, cash and the $500 letter of credit that was provided to the lender by the Company.

As of December 31, 2020, and 2019, the Company had approximately $0 and $6,475, respectively, outstanding under the line of credit arrangement. As of December 31, 2020 and 2019, the Company had $4,144 and $3,525, respectively, in unused borrowing capacity under the line of credit facility.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR plus 3% per annum (3.14% as of December 31, 2020).

The Company’s weighted average interest rate in the United States of America during the years ended December 31, 2020, 2019 and 2018 is 4.42%, 5.44% and 6.0% respectively. The Company is required to maintain a minimum fixed charge coverage ratio. The credit facility expires in October 2021.

Europe

The Company has a credit arrangement with a commercial bank, to provide it with up to €12,000 ($14,742 as of December 31, 2020) in borrowings which was renewed in May 2020 through March 2021. Borrowings under the line of credit bear interest at one-month EURIBOR plus 4.8% with a minimum of 4.8% per annum. The Company is also subject to unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of ten of the Company’s European subsidiaries, tangible fixed assets and a bank guarantee of €2,000 ($2,457 as of December 31, 2020) provided by the parent company, ICTS International N.V. The line of credit cannot exceed 70% of the borrowing base. The line of credit includes certain financial covenants.

As of December 31, 2020 and 2019, the Company had €6,432 and €11,872 ($7,902 and $13,313 as of December 31, 2020 and 2019), respectively, in outstanding borrowings under the line of credit arrangement.

In addition to the line of credit arrangement, a guarantee facility of €2,500 ($3,071 as of December 31, 2020) is provided to the Company by the same commercial bank, which was also renewed until March 2021, with an interest of 2.5% per annum and an unused line fee of 0.75% per annum which is payable quarterly. As of December 31, 2020 and 2019, the Company had €973 and €2,316 ($1,195 and $2,596 as of December 31, 2020 and 2019), respectively, of outstanding guarantees under the guarantee facility, which related to leases and performance guarantees for contracts.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 10 – NOTES PAYABLE – BANKS (CONTINUED)

Europe (Continued)

The line of credit was not renewed and management expects to renew the guarantee facility which will be extended for one year under the same conditions. The guarantee facility is secured by the accounts receivables of ten of the Company’s European subsidiaries.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2020, 2019 and 2018, is 4.4%, 3.5% and 3.5% respectively.

The Company has an additional credit arrangement in Sweden to provide it with up to 4,000 SEK ($490 as of December 31, 2020) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of December 31, 2020 and 2019, the Company had 1,648 SEK and 1,115 SEK ($202 and $120 as of December 31, 2020 and 2019) respectively in outstanding borrowings under the line of credit facility.

NOTE 11 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2020	2019

Accrued payroll and related costs	$18,938	$20,662
Accrued vacation	5,582	6,639
Labor union contribution	1,440	2,089
Deferred revenue	2,143	1,652
Payroll support program funding	1,019	-
Other	3,765	4,153
Total accrued expenses and other current liabilities	$32,887	$35,195

NOTE 12 – LOAN PAYABLE

In December 2018, the Company entered into an agreement with a financing company to provide it €2,000 ($2,457 as of December 31, 2020) as a loan until December 2020. The loan can be repaid earlier but not before December 2019. The loan bears interest of ten percent per annum. Interest is being paid quarterly. In November 2019, the Company repaid €1,000 ($1,229 as of December 31, 2020) of the payable loan plus accrued interest and in November 2020, the additional outstanding balance of €1,000 ($1,229 as of December 31, 2020) plus the accrued interest was repaid.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 13 – DEBT TO RELATED PARTIES

Convertible Notes Payable to a Related Party

The Company has an agreement with an entity related to its main shareholder, to provide it with up to $37,000 in revolving loans through June 30, 2020. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate of LIBOR plus 7% for U.S. dollar-denominated loans and the Company’s European commercial bank interest base rate plus 3% for Euro-denominated loans. The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert the outstanding principal notes payable under the arrangement into the Company's common stock at a price of $1.50 per share and the unpaid accrued interest at a price of $0.75 per share.

In January 2019, the entity related to the main shareholder converted $2,889 accrued interest into 3,852,364 shares at a price of $0.75 per share.

In May 2019, the Company granted this entity, the option to convert up to $2,000 of the loan into the Company’s shares at a price of $0.40 per share, and all other conversion rights for the balance of the debt except $2,611, which is convertible at a price of $0.75 per share, would eliminate. In December 2019, this entity converted the $2,611 accrued interest into 3,480,968 shares at a price of $0.75 per share. In October 2020, the entity converted $800 into 2,000,000 shares.

In June 2019, the Board of Directors approved a one-time compensation of $8,139 to this entity for exchange rate and related losses suffered in connection with its convertible notes to the Company during the years. Compensation was approved subject to closing of investment transaction in the Company’s subsidiary, AU10TIX Technologies B.V. (“AU10TIX”, formerly ABC Technologies B.V.), which happened in July 2019 (see note 15). As a result, the Company recorded $8,139 in connection with this payment which is included in other expenses in the consolidated statement of operation and comprehensive income (loss).

In July 2019, the Company repaid $30,000 of the convertible notes.

In October 2020, the loan was extended until January 2022, the loan amount was reduced to $3,000 and the pledge of 26% interest in one of the Company's European subsidiaries was terminated.

The Company’s weighted average interest during the years ended December 31, 2020, 2019 and 2018 is 7.60%, 8.30% and 7.70%, respectively.

As of December 31, 2020 and 2019, convertible notes payable to this related party consist of $1,200 and $2,000, respectively.

Note Payable to Related Party

As of December 31, 2020 and 2019, notes payable to this related party consist of $0 and $1,538, respectively.

Total interest expense related to these notes is $171, $1,218 and $2,687 for the years ended December 31, 2020, 2019 and 2018, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 14 – OTHER LIABILITIES

Other liabilities are as follows:

	December 31,
	2020	2019

Severance pay liability	$1,556	$1,493
Deferred revenue	263	268
Deferred VAT	10,319	-
Deferred wage tax and social security	13,100	-
Other	446	-
Total other liabilities	$25,684	$1,761

Deferred VAT and deferred wage tax relates to measurements taken by the Dutch government, on which they postponed all VAT payable for the year 2020 and all wage tax and social security payable for the months March – December 2020 to be paid in 36 installments starting October 2021.

NOTE 15 – REDEEMABLE NON-CONTROLLING INTERESTS

On July 3, 2019, AU10TIX entered into a Series A Preferred Subscription Agreement (the "Agreement") with TPG Lux 2018 SC I, S.a.r.l ("TPG"), according to which AU10TIX issued 3,000,000 Series A Preferred Shares ("Series A Shares") to TPG for a subscription price of US$60,000 in cash representing approximately 24% of the outstanding share capital of AU10TIX and 23.077% of the fully-diluted share capital of AU10TIX (see note 16). Transaction costs totaled $4,540 and were deducted from the redeemable non-controlling interests balance.

On November 7, 2019, AU10TIX entered into a Series A and Series A-1 Preferred Subscription Agreement with Oak HC/FT Partners II, L.P. ("Oak"), according to which AU10TIX issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares ("Series A-1 Shares" and together with Series A Shares – "the Preferred Shares") to Oak for a subscription price of US$20,000 in cash representing approximately 7.401% of the outstanding share capital of AU10TIX and 7.143% of the fully-diluted share capital of AU10TIX.  For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis: $19,537 and $461, respectively. Transaction costs totaled $1,513 and were deducted from the respective investment amounts.

Following the Oak investment, on November 7, 2019, TPG subscribed for 307,087 Series A-1 Shares at nominal value (US$0.001 per share) (“Bonus Issue Series A-1 Shares”) in order to preserve its 23.077% ownership interest in the fully diluted share capital of AU10TIX.

The Preferred Shares Rights

Liquidation Preference: The holders of Series A Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a sale, initial public offering (“IPO”), merger, consolidation, reorganization, winding-up, dissolution or liquidation of AU10TIX, pursuant to which the Series A Holders are entitled, on the occurrence of such event and in priority to the ordinary shares, to receive the greater of: (a) an amount equal to the initial subscription price for the Series A Shares, plus all accrued but unpaid dividends in respect of the Series A Shares, less all dividends previously paid on the Series A Shares, and (b) the proceeds distributable in respect of the Series A Shares had they been converted into ordinary shares.  The initial subscription price for the Series A Shares (and calculations derived therefrom) are subject to customary adjustments as set forth in the agreements executed in connection with the Sale.

Conversion Rights:  The Series A Shares are subject to conversion into ordinary shares of AU10TIX: (a) on the written request by any Series A Shareholder; and (b) immediately prior to a qualifying IPO of AU10TIX (being an IPO where the net aggregate gross proceeds to AU10TIX exceed US$75 million and where the subscription price per share paid by the public is not less than 150% of the initial subscription price paid for the Series A Shares). Pursuant to these conversion arrangements, the Series A Shares will convert into ordinary shares on a 1:1 basis (subject to certain agreed upon adjustments).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 15 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

Anti-Dilution Protection: The Shareholders Agreements contain customary broad-based weighted average anti-dilution protection whereby, if further shares are issued by AU10TIX at a price per new security that is less than the initial subscription price paid for the Series A Shares, then the Series A Holders shall be entitled to receive additional Series A Shares (at no further cost) on a weighted-average basis, reflecting the value of equity in AU10TIX as determined based on the subscription price paid in the new issue of securities.

Pre-emption Rights: The Shareholders Agreements contain a restriction on issuing any securities ranking senior to or on party with the Series A Shares for as long as TPG and/or any subsequent investor holds at least one third of the overall number of Series A Shares in issue as at the date of completion of the Sale. In addition, each shareholder holding in excess of 3% of the shares of AU10TIX has the right to participate in any new issuance of securities by the AU10TIX, subject to customary exceptions.

Exit Rights: At any time from and after the fifth (5th) anniversary of completion of the issuance, upon written request by TPG, AU10TIX is required to use reasonable endeavors to facilitate the sale by TPG of the Preferred Shares (or, following conversion, ordinary shares) to a third party at a price in excess of 150% of the initial subscription price paid for the Series A Shares and subject to a right of first refusal in favor of the Company. In the event that, three (3) months thereafter, a sale of the Preferred Shares held by TPG has not been consummated, upon written request by TPG, AU10TIX is required to facilitate a sale of AU10TIX within six (6) months after such written request, and thereafter, TPG has the right to require AU10TIX to facilitate a sale or IPO of AU10TIX. On the exercise of such rights, each other shareholder (including the Company) is required to cooperate with TPG regarding such sale or IPO and TPG has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event.

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

Shares of redeemable convertible preferred stock are not mandatorily or currently redeemable. However, the Exit Right would constitute a contingent redemption event that is outside of the Company’s control. As such, Series A Shares have been presented outside of permanent equity as redeemable non-controlling interests. The Company has adjusted the carrying value of the redeemable non-controlling interests to adjust for the non-controlling interests share in AU10TIX's profits and Other Comprehensive Income (Loss). The Company has not adjusted the carrying values of the redeemable non-controlling interests to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

The Series A-1 Preferred Shares do not entitle their holders to any liquidation or exit rights as the Series A Preferred Shares, and therefore are classified within permanent equity, as non-controlling interests.

The anti-dilution provisions cited above have not been bifurcated from the host contract since they are to be settled into AU10TIX's non-traded shares, thus the "net settlement" criteria is not met.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 15 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

The following table sets forth for the movement in the redeemable non-controlling interests:

	Year Ended December 31,
	2020	2019
Balance as of the beginning of the year	$74,300	$-
Sale of AU10TIX Technologies B.V. series A Shares, net	-	73,520
Net Income	925	774
Other Comprehensive Income - Translation adjustment	97	6
Balance as of the end of the year	$75,322	$74,300

NOTE 16 – STOCK-BASED COMPENSATION

AU10TIX’s subsidiary has a Stock Option Plan which has reserved 500,000 shares of its common stock for its future issuance. As of December 31, 2020, the subsidiary  has 13,000,000 authorized shares of which 12,500,000 shares are issued and outstanding. Under the stock option plan, stock options may be granted to employees, officers, directors, consultants and service providers of the subsidiary at an exercise price as determined by the subsidiary’s board of directors with expiration terms of not more than ten years after the date such option is granted. Options granted under the plan generally vest over a period of four years.

The following is a summary of the Company’s subsidiary stock options issued and outstanding:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term
Options outstanding as of December 31, 2019	200,500	$0.01
Options granted	-	-
Options exercised	-	-
Forfeited	-	-
Options outstanding , end of the year	200,500	$0.01	6.5 years

Options exercisable, as of December 31, 2020	200,500	$0.01	6.5 years

Non-vested options consist of the following
	Number of	Weighted average
	options	exercise price
Non-vested opions, as of December 31, 2019	43,875	$0.01
Granted	-	-
Vested	43,875	0.01
Forfeited	-	-
Non-vested options, as of December 31, 2020	-	$-

During the years ended December 31, 2020, 2019 and 2018, there were no compensation expenses related to the issuance of stock option plan.

As of December 31, 2020, the Company does not have any unrecognized compensation cost related to stock options granted under the stock option plans.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 17 – OTHER EXPENSES, NET

Other expense is summarized as follows:
	Year ended December 31,
	2020	2019	2018

Interest expense to related parties (see Note 13)	$(171)	$(1,218)	$(2,746)
Interest expense and other bank charges	(901)	(1,479)	(1,261)
Interest income	178	151	-
Revaluation and related costs reimbursed to related party	-	(8,139)	-
Foreign currency gain (loss)	(254)	148	417
Other income (expense)	(140)	19	4
Total other expense, net	$(1,288)	$(10,518)	$(3,586)

NOTE 18 – INCOME TAXES

The components of income (loss) before income tax benefit (expense) from continuing operations are as follows:

	Year Ended December 31,
	2020	2019	2018

The Netherlands	$469	$(11,508)	$(13,107)
Subsidiaries outside of the Netherlands	5,523	5,804	2,728
Income (loss) before income tax expenses	$5,992	$(5,704)	$(10,379)

The current income tax expense from subsidiaries outside of the Netherlands is $1,345, $1,492 and $548 for the years ended December 31, 2020, 2019 and 2018, respectively. There was no current income tax expense or benefit for the Netherlands for the years ended December 31, 2020, 2019 and 2018.

The deferred income tax benefit from subsidiaries outside of the Netherlands is $676, $29 and $87 for the years ended December 31, 2020, 2019 and 2018, respectively. There was no deferred income tax expense for the Netherlands for the years ended December 31, 2020, 2019 and 2018.

Additionally, tax expenses (benefits) from subsidiaries in the Netherlands include $(79), $86 and $0, for the years ended December 31, 2020, 2019 and 2018, respectively, of tax related to previous years. Tax expenses from subsidiaries outside the Netherlands include $0, $0 and $224 for the years ended December 31, 2020, 2019 and 2018, respectively, of tax related to previous years.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 18 – INCOME TAXES (CONTINUED)

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2020	2019

Deferred tax assets:
Operating loss carryforwards	$16,694	$20,171
Capital loss carryforwards	159	148
Allowance for doubtful accounts	110	14
Tax credit carryforwards	560	560
Accrued expenses and other	774	691
Research and development expenses	432	-
Total deferred tax assets	18,729	21,584

Deferred tax liabilities:
Depreciation of property and equipment	(115)	(62)
	18,614	21,522
Valuation allowance	(17,445)	(21,046)
Deferred tax assets, net	$1,169	$476

The ultimate realization of the net deferred tax assets in each jurisdiction the Company does business in is dependent upon the generation of future taxable income in that jurisdiction during the periods in which net operating loss carry forwards are available and items that gave rise to the net deferred tax assets become deductible. At present, the Company does not have a sufficient history of generating taxable income in the various jurisdictions it does business in, or positive expected core earnings to conclude that it is more likely than not that the Company will be able to realize its net deferred tax assets in the near future and, therefore, a valuation allowance was established for the carrying value of the net deferred tax assets, with the exception of few locations, which are currently generating taxable income. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of any portion of the valuation allowance in other jurisdictions.

As of December 31, 2020, the Company has net operating losses carry forwards of $32,308 in the Netherlands, which expire in 2021 through 2027. As of December 31, 2020, the Company has net operating loss carry forwards of $19,726 in the United States of America, which will expire in 2026 through 2037. During the year 2021 the Company is expected to get additional amounts as taxable governmental assistance from the United States government which will have an effect on the Company’s profitability and the utilization of the net operating loss carry forwards. In Israel, the Company has net carry forward losses of  $6,660 which do not expire. The ultimate utilization of such net operating loss carry forwards is limited in certain situations.

As of December 31, 2020, the Company has capital loss carry forwards of $692 in Israel. Such capital loss carry forwards do not expire and can be offset against future capital gains generated in Israel.

As of December 31, 2020, the Company has $560 in tax credits for the welfare to work and work opportunity programs in the United States of America that expire in 2024 through 2029.

During the years ended December 31, 2020 and 2019 the valuation allowance increased (decreased) by $(3,601) and $2,568, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 18 – INCOME TAXES (CONTINUED)

The Company's effective income tax rate differs from the Netherlands' statutory rate of 25% as follows:

	Year Ended December 31,
	2020	2019	2018

Effective loss (income) tax benefit from continuing operations at statutory rate	$(1,498)	$1,426	$2,595
Rate differential	610	1,024	682
Non-deductible expense	(857)	(584)	(565)
Adjustments to prior year tax losses	(3,604)	(429)	(408)
Changes in valuation allowance	3,601	(2,568)	(2,577)
Other	1,158	(418)	(412)
Income tax expense from continuing operations	$(590)	$(1,549)	$(685)

As of December 31, 2020 and 2019 there are no unrecognized tax benefits. As of December 31, 2020 and 2019, the Company has income tax payable of $351 and $162, respectively, included in accrued expenses and other current liabilities.

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the years since 2014 are subject to examination in the Netherlands. In the United States of America, income tax returns for the years since 2017 are subject to examination. Income tax returns for the tax years since 2015 are subject to examination in foreign jurisdictions.

NOTE 19 - RELATED PARTY TRANSACTIONS

An entity related to one of the Company's Supervisory Board members provide legal services to the Company. Legal expense related to these services is $46, $46 and $35 for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company engages the services of a related party to provide certain selling and management services to the authentication technology segment. The Company incurred expenses of $741, $801 and $715 for such services for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, and 2019 the outstanding balances due for these services were $114 and $191, respectively, included in accrued expenses and other current liabilities. In addition, since April 2018, the related party serves as a board member of the Company and was paid an amount of $38, $28 and $15 as board fees, for the years ended December 31, 2020, 2019 and 2018, respectively.

An entity related to the Company’s main shareholder provided a letter of credit of $500 to a commercial bank to guarantee a borrowing arrangement on behalf of one of the Company’s subsidiaries. In December 2019, the Company replaced the letter of credit by its own letter of credit.

The Company engages the services of a related party to provide certain selling services to its authentication technology segment. The Company incurred expenses of $87, $106 and $110 for such services for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company engages the services of a related party to provide internal audit services. As of February 2020, the related party acts as a Managing Director of the Company. The Company incurred expenses of $182, $170 and $155 for such services for the years ended December 31, 2020, 2019 and 2018, respectively.

The chairman of the board, a related party, receives annual compensation of $50 for his services as chairman. In addition, in 2020, the Company incurred salary expenses of $125 for the services he provides to AU10TIX.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 19 - RELATED PARTY TRANSACTIONS (CONTINUED)

In August 2017, the Company engaged the services of a related party to provide certain selling and administrative services to its authentication technology segment. The Company incurred expenses of $0, $39 and $103 for such services for the years ended December 31, 2020, 2019 and 2018, respectively. In addition, the related party serves as a board member of the Company, and was paid an amount of $38, $30 and $15 as board fees, for the years ended December 31, 2020, 2019 and 2018, respectively.

In May 2018, the Company engaged the services of a related party to provide certain administration services. The Company incurred expenses of $118, $98 and $53 for such services for the years ended December 31, 2020, 2019 and 2018, respectively.

In May 2019, the Company engaged the services of Arrow (see note 6) to provide some administrative services. The Company incurred expenses of $115 and $62 for such services for the years ended December 31, 2020 and 2019, respectively.

In June 2019, the Company issued 3,000,000 shares to certain directors and officers of the Company for a purchase price of $0.40 per share. The Compensation Committee determines the composition and amount of director and key employee compensation.  When the annual award consists of equity purchases, it is only permitted at a price equal or above market.

In December 2019, the Company purchased shares and shareholders debt of Arrow for $1,750 (see note 6).

In May 2020, an entity related to the Company’s main shareholder provided a letter of credit of €2,000 ($2,475 as of December 31, 2020) to a commercial bank to guarantee a borrowing arrangement on behalf of one of the Company’s subsidiaries. The Company provided to the related party a deposit of $2,200 against the letter of credit which will be paid back to the Company once the letter of credit will be cancelled.

The Company has debt to related parties (see note 13).

NOTE 20 - COMMITMENTS AND CONTINGENCIES

Letters of Credit and Guarantees

As of December 31, 2020, the Company has $3,991 in outstanding letters of credit. Such letters of credit are being secured by the same amounts in restricted cash with commercial banks (see note 2).

As of December 31, 2020, the Company has €973 ($1,195 as of December 31, 2020) in outstanding guarantees on its lines of credit arrangement in Europe (see note 10), which relate to leases and performance guarantee for contracts.

Legal Proceedings

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 20 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Agency Agreements

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3,000 ($3,686 as of December 31, 2020).

In March 2016, the Company entered into an agreement with a third party to assist the Company with the possible sale of one of the Company’s subsidiaries (see note 15). The fees depend on the outcome of the assignment and are between 2% - 5% of the sale consideration but not less than $4,000. In February 2019 the agreement was amended. According to the amendment, in case that less than 50% of the voting stock or majority of the subsidiary assets are being sold the transaction fee will be 5% of the sale consideration but not lower than $3,000.

In August 2017, the Company entered into an agreement with a third party to assist the Company with a possible sale of one of the Company’s subsidiaries. The fees depend on the outcome of the assignment and are between 2% - 10% of the sale consideration but not less than € 2,000 ($2,457 as of December 31, 2020).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 21 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other aviation services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment provides authentication services to financial and other institutions, predominantly in Europe and the United States of America. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

The operating results of these reportable segments are regularly reviewed by the chief operating decision.
		Airport Security and Other Aviation Services

	Corporate		Authentication Technology	Total
Year ended December 31, 2020:
Revenue	$-	$222,654	$25,765	$248,419
Depreciation and amortization	72	1,302	716	2,090
Income (loss) from continuing operations	(3,853)	6,056	3,199	5,402
Goodwill	-	746	-	746
Total assets from continuing operations	12,488	86,550	41,350	140,388

Year ended December 31, 2019:
Revenue	$-	$309,548	$23,759	$333,307
Depreciation and amortization	46	1,328	314	1,688
Income (loss) from continuing operations	(11,740)	(2,406)	6,893	(7,253)
Goodwill	-	681	-	681
Total assets from continuing operations	23,381	64,647	35,419	123,447

Year ended December 31, 2018:
Revenue	$-	$329,150	$16,071	$345,221
Depreciation and amortization	45	1,756	96	1,897
Income (loss) from continuing operations	(6,205)	(9,163)	4,304	(11,064)
Goodwill	-	695	-	695
Total assets from continuing operations	329	66,373	8,385	75,087

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 21 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The following table sets forth, for the periods indicated, revenue generated from customers by geographical area based on the geographical location of the customer’s invoicing address:

	Year Ended December 31,
	2020	2019	2018

Germany	$119,500	$137,207	$134,646
The Netherlands	58,446	97,700	121,465
United States	45,305	73,719	69,548
Other countries	25,168	24,681	19,562
Total revenue	$248,419	$333,307	$345,221

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization, by country:

	December 31,
	2020	2019

Germany	$449	$516
The Netherlands	598	862
United States	305	354
Other countries	4,173	2,854
Total property and equipmat, net	$5,525	$4,586

Property and equipment, net, in other countries include $3,179 and $2,212 property and equipment in Israel, as of December 31, 2020 and 2019, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENTS SCHEDULE
(In thousands, except share data)

Valuation and Qualifying Accounts
(US $ in thousands)

		Charges	Charges
		to	to
	Beginning	Costs and	other		End of
	of year	Expenses	accounts	Deductions	Year

Allowance for doubtful accounts (1):
Year ended December 31, 2018	$103	303	(166)	-	$240
Year ended December 31, 2019	$240	261	(83)	-	$418
Year ended December 31, 2020	$418	710	(438)	-	$690

Allowance for net deferred tax assets:
Year ended December 31, 2018	$15,901	-	2,577	-	$18,478
Year ended December 31, 2019	$18,478	-	2,568	-	$21,046
Year ended December 31, 2020	$21,046	-	-	(3,601)	$17,445

(1) Write-off net of recoveries for the allowance for doubtful accounts.