Form 20-F
period 2021-12-31
ICTS INTERNATIONAL N V
filed 2022-05-16
CIK 1010134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

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

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.          Offer Statistics and Expected Timetable

Not Applicable

Item 3.          Key information

Operations

ICTS International N.V. was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS International N.V. and Subsidiaries (collectively referred to as “ICTS” or “Company”) operate in three reportable segments: (a) corporate (b) aviation security and other aviation services and (c) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services business provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment provides authentication security services to financial and other institutions, predominantly in the United States of America.

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

The COVID-19 outbreak has developed rapidly in 2020, with a significant number of infections. The Company is dependent mostly in Europe and the United States of America for its business on the airline industry. ICTS is an employee intensive company. As a result of flight restrictions, cancelled flights and quarantine, many employees had to be laid off and / or ordered to stay home, all of which has affected the Company’s 2021 and 2020 cash flows. There have been number of Government Assistance programs and the Company has applied to those that are applicable to its business. In 2021 and 2020, the United States of America government approved assistance of $15.9 million and $13.7 million for the Company’s American subsidiary of which $16.9 million and $12.7 million were recognized as reduction of labor expenses for the years ended December 31, 2021 and 2020, respectively. In the Netherlands, the Dutch government approved during 2021 and 2020 assistance of €18.1 million and €17.6 million ($20.6 million and $21.6 million as of December 31, 2021 and 2020, respectively) for the Company’s Dutch subsidiaries and additional assistance up to €4.6 million was approved during 2022. The governmental support of both countries is subject to certain terms and conditions. The Company’s business plan for the airport security and other aviation services segment, depends on the COVID-19 developments in the foreseen future and the recovery of the airline industry. The Company does not expect those measures to be renewed or extended.

In July 2019, AU10TIX Technologies B.V (together with its subsidiaries, “AU10TIX”, a subsidiary of ICTS issued preferred shares to an investor for a subscription price of $60 million in cash representing 24% of the outstanding share capital of AU10TIX and 23.077% of the outstanding share capital of AU10TIX on a fully diluted basis. AU10TIX will retain $20 million on the sale proceeds for general working capital purposes and $40 million were transferred to its parent company, ICTS International N.V.

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

On June 28, 2021, TPG, Oak, GF GW LLC (“GF”) and AU10TIX, entered into a Sale and Purchase Agreement (the “SPA”), pursuant to which Oak and GF purchased preferred shares in AU10TIX from TPG.  In connection with the SPA, (i) such parties and ICTS entered into an amended and restated shareholders agreement (the “SHA”) and an amended and restated registration rights agreement (the “RRA”) and (ii) AU10TIX’s Articles of Association (the “Articles”) were amended by a deed of amendment. Following the completion of the sales and purchases contemplated by the SPA: (i) ICTS owns 68.69% of the outstanding share capital of AU10TIX in the form of Class B Ordinary Shares; (ii) Oak owns 12.87% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; (iii)  GF owned 10.93% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; and (iv) TPG owns 7.51% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares.  In addition, AU10TIX may issue up to 500,000 Class A Ordinary Shares under its existing employee stock option plan.

The following table summarizes certain balance sheet data for the Company at December 31, 2021, 2020, 2019, 2018, and 2017:

	(U.S. dollars in Thousands)
	December 31,
	2021	2020	2019	2018	2017
Cash and cash equivalents	$88,753	$51,602	$52,352	$12,801	$9,073
Total current assets	174,562	116,554	103,136	67,219	61,982
Total assets from discontinued operations	-	-	-	-	306
Total assets	195,880	140,388	123,447	75,087	71,853
Total current liabilities	60,887	59,334	75,509	75,058	59,197
Total liabilities from discontinued operations	-	-	-	-	41
Total liabilities	111,234	95,551	84,832	109,943	98,595
Redeemable non-controlling interests	90,478	75,322	74,300	-	-
Shareholders' deficit	$5,832	$30,485	$35,685	$34,856	$26,742

The following table summarizes certain statement of operations data for the Company for the years ended December 31, 2021, 2020, 2019, 2018, and 2017:
	U.S. Dollars in Thousands Year ended December 31,
	2021	2020	2019	2018	2017

Revenue	$324,934	$248,419	$333,307	$345,221	$297,682
Cost of revenue	209,771	196,569	290,461	311,994	254,728
GROSS PROFIT	115,163	51,850	42,846	33,227	42,954
Operating expenses:
Research and development	12,114	6,541	5,060	3,657	2,683
Selling, general and administrative	50,882	37,239	33,063	34,924	26,201
Goodwill impairment	139	-	-	1,563	-
Total operating expenses	63,135	43,780	38,123	40,144	28,884
OPERATING INCOME (LOSS)	52,028	8,070	4,723	(6,917)	14,070
Equity Income (loss) from investment in affiliate	(983)	(790)	91	124	-
Other expenses, net	537	1,288	10,518	3,586	6,172
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	50,508	5,992	(5,704)	(10,379)	7,898
Income tax expenses	9,220	590	1,549	685	2,033
INCOME (LOSS) FROM CONTINUING OPERATIONS	41,288	5,402	(7,253)	(11,064)	5,865
Loss from discontinued operations	-	-	-	289	95
NET INCOME (LOSS)	$41,288	$5,402	$(7,253)	$(11,353)	$5,770
Net income (loss) attributable to non-controlling interests	6,481	999	789	(123)	(50)
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$34,807	$4,403	$(8,042)	$(11,230)	$5,820

BASIC NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.PER SHARE
Income (loss) from continuing operations	$0.66	$0.12	$(0.26)	$(0.47)	$(0.28)
Loss from discontinued operations	-	-	-	(0.01)	-
Net income (loss)	$0.66	$0.12	$(0.26)	$(0.48)	$(0.28)

Basic weighted average number of shares	37,433,333	35,827,854	30,524,461	23,415,068	21,000,000

DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE

Income (loss) from continuing operations	$0.61	$0.11	$(0.26)	$(0.47)	$(0.28)
Loss from discontinued operations	-	-	-	(0.01)	-
Net income (loss)	$0.61	$0.11	$(0.26)	$(0.48)	$(0.28)

Diluted weighted average number of shares	40,237,340	38,424,718	30,524,461	23,415,068	21,000,000

Risk Factors

You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks are realized, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

COVID-19

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company’s. It is not possible for the Company to predict the duration and its effects on the future business or results of operations. Some governmental authorities-imposed restrictions on non-essential activities, businesses suspended travel and popular leisure destinations temporarily closed to visitors. These conditions have impacted the Company’s business operations and revenue, as seen with decrease in demand of airport services among the airlines or airports as a result of decline in travel and reduced or cancelled flights, and adversely affect the Company’s business. The Company expects the pandemic to continue having an impact on revenue volume during 2022; however, the extent of the impact is uncertain and is largely dependent on the duration of the pandemic. As a result, the Company is taking actions to identify additional sources of liquidity and reduce or defer costs thereby maximizing working capital and increasing financial flexibility. These actions include the reduction of expenses by furloughing a significant portion of the Company’s workforce and matching the hours worked to the current demand of airport services and the submission of an applications for financial assistance under the different governments support plans to be used for the continuation of payment of employee wages, salaries and benefits.

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

Losses from Operations

The Company incurred net income (loss) of $41.3 million, $5.4 million and $(7.3) million in 2021, 2020 and 2019, respectively. The 2021 and 2020 profits include special grants provided by different governments as COVID-19 assistance to the company. The Company has a shareholders’ deficit of $5.8 million and $30.5 million as of December 31, 2021 and 2020, respectively. If we are unable to obtain new service contracts, increase revenues, increase profitability and reduce the Company’s shareholders deficit, our financial condition and results of operations might be affected and our share price may decline.

Loans from Third Parties

Our financing activities have consisted of loans from banks and other third parties. There is no assurance that those third parties will continue providing loans to the Company and even if loans are made, there is no assurance that the terms will be favorable to the Company. In 2021 bank loans in the Netherlands and the United States of America expired and there is no assurance the Company will be able to obtain new credit lines.

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

Cyber Security Measures

We rely on computer systems and information technology in our business and have established security programs for protection. We might be the target of attempted cyber and other security threats and despite our security measures, our systems might be vulnerable to interruption or damage from computer hackings, viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, social engineering or other malicious activities or any combination of the foregoing. We must continuously monitor and develop our information technology networks and  infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events, that could have a security impact. Insider or employee cyber and security threats are increasingly a concern for all companies, including ours. It is not possible to determine the cost to the Company in the event of a cyber security incident as that will depend on the size and nature of the incident. For more information see item 5 – Operating and Financial Review and Prospects in this 20F report for additional information on the 2022 cyber security incident.

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

Operations in International Environments Risk

The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic and/or political instability, conflict and trade restrictions). Such risks can cause the Company to have significant difficulties in connection with the sale or provision of its services in international markets and have a material impact on the Company's consolidated financial position, results of operations and cash flows.

Governmental Regulation

Industries on which we operate, are subject to extensive governmental regulation, the impact of which is difficult to predict. The Aviation and Transportation Security Act (the “Security Act”) has had a significant negative impact on our aviation security business in the USA. In addition, our ability to successfully market new systems will be dependent upon government regulations over which we have no control. Any existing or new regulation may cause us to incur increased expenses or impose substantial liability upon us. The likelihood of such new legislation is difficult to predict.

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

Main Shareholders

As of May 1st, 2022, the MacPherson Trust, its beneficiaries and Mr. M.J. Atzmon, own or control together approximately 75.5% of our issued and outstanding common stock (excluding conversion rights). As a result of such ownership and conversion rights, the MacPherson Trust and its beneficiaries together with Mr. Atzmon are able to significantly influence and / or control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. Mr. Atzmon, the Chairman of the Supervisory Board, disclaims any benefit or interest in the MacPherson Trust. Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

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

History and Development of the Company:

Aviation Security and Other Aviation Services Business

The Company provides aviation security and other aviation services through its subsidiaries I-SEC and Huntleigh U.S.A.

In 2001 and 2002, ICTS sold substantially its European aviation security operations in two stages, for an aggregate purchase price of $103 million. As a result of the sale, ICTS fully divested itself at that time from most of its European operations.

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

I-SEC supplies mainly aviation security services at airports in Europe and the Far East.

Huntleigh provides mostly non-security aviation related services in the United States of America.

AU10TIX develops technological systems and authentication solutions for financial and other institutions.

Business Strategy

We are currently pursuing the following business strategy:

Aviation Security and Critical Infrastructure Operations in Europe and the Far East

Through the I-SEC subsidiaries, we supply aviation and other high-end security services to airports, airlines, governments and critical infrastructure facilities in Europe and the Far East. Currently, I-SEC provide aviation security services to three out of the five biggest airports in Europe. I- SEC is focusing on the critical infrastructure operations in the countries where we are present, next to our core business (airports, airlines, cargo). I-SEC is continuously looking for ways to extend its operations in new and existing locations.

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

Services

Services Offered in Europe and the Far East

I-SEC specializes in the provision of advanced aviation security services worldwide. These include security consulting and security handling: security screening, checkpoint screening, cargo screening, hold baggage screening (“HBS”), X-ray operator training, integrated services and high-risk flight (HRF). I-SEC has also started diversifying its portfolio and started engaging in provision of security services for Critical Infrastructure facilities and High-End guarding services.

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

I-SEC has operations in The Netherlands, Germany, Spain, Denmark, Sweden, Finland and Norway and is continuing to expand to other countries in Europe. Additionally, I-SEC currently operates at the five major airports in Japan and Joint venture with a local partner in Korea providing aviation security and training to airlines as well as passenger handling services and secondary screening.

Building on its management’s strong reputation and on its broad know-how and experience, I-SEC is committed to provide its clients with security services at the highest professional level, while offering unprecedented cost savings, due, in part, to the integration of advanced, proprietary technologies.

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

Security program implementation: Planning and implementation of a cargo security program; training the client's staff and management team and deploying of explosive detection dogs.

Staff training: Training the client's employees to operate in accordance with the relevant security requirements, while maintaining flexibility with  regard to course content, scope, duration, location and the number of trainees.

I-SEC Aviation Security Training Services

Training Programs and Seminars

I-SEC's training programs are the product of over 30 years of expertise and experience in the development of training materials covering every aspect of airline and airport security operations and their implementation worldwide.

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

Security Concept Development

In order to enable the development of a cost-effective security system that optimally meets the client's specific needs, an aviation security system must be constructed on the basis of a well-thought-out security concept, which takes into consideration all relevant aspects and variables.

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

Security Surveys and Audits

I-SEC's expert security consultants specialize in the performance of airport security surveys, the scope of which is determined together with the client, and can range from individual aspects of airport security to comprehensive, all-encompassing surveys.

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

As security systems are only effective if they continue to address existing and anticipated threats, and to fully comply with international, national and local regulatory requirements, periodical aviation security audits are of vital importance. I-SEC experts possess vast international experience in the performance of such audits, and recommend steps that must be taken to ensure full compliance and suitability of the aviation security system at all times.

Explosive Detection Dog Handling

In 2021 I-SEC acquired a dog handler company in Sweden specialized in the detection of Bed Bugs (BDD) for hotels and similar. Next to the current business in BDD I-SEC has developed and deployed an Explosive Detection Dog Handling organization based in Sweden that can support the group.

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

I-Check

Extremely fast and accurate travel document scanner. The I-Check document scan stand, together with the I-Check tablet app, turns a tablet into an extremely fast and accurate passport and barcode scanner. Once the I-Check tablet app is connected to the I-Check infrastructure, a wide variety of functionalities become available guiding the security agent and supervisors intuitively through the features and functionality.

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

Services Offered in the United States of America

As of December 31, 2021 Huntleigh, provides limited aviation security services and other separate services at approximately 30 airports in 22 states.

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

AU10TIX’s core engine along with new products like SECURE.ME, a white label identity verification experience, automates all essential components of customer onboarding and KYC initiation in regulated markets including ID document authentication, face matching, Proof-Of-Address processing and identity data verification and screening (eIDVS).

AU10TIX enables fully automated ID image recognition and optimization, pre-screening, content retrieval, forgery, counterfeiting and collateral risk flag detection, and exception reporting. Clients are also offered SDK packages to improve and control ID and face image capturing by customers.

This portfolio of services enables service providers to rapidly automate customer onboarding and AML/KYC processes.

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

Investments

Artemis Therapeutics, Inc.

As of December 31, 2021, the Company owns 125,916 shares or 2.4% of the outstanding common stock of Artemis Therapeutics, Inc. (“ATMS”). As of December 31, 2021, ATMS has no operating business.

The Company suspended its use of the equity method to accounting for this investment in 2007 after its investment balance was reduced to zero.

As of December 31, 2021 and 2020, the Company’s share of the underlying net assets of ATMS is equal to the Company’s carrying value of its investment in ATMS ($0 and $0 at December 31, 2021 and 2020). The market value of the Company's investment in ATMS as of December 31, 2021 and 2020 is $0.1 million and $0.1 million, respectively.

The Company evaluated the stock price of ATMS but as ATMS share price is low, the number of shares that are being traded is low, and as ATMS still does not have any revenue, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero.

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”) and to provide aviation security and non-security services in South Korea. Each one of the parties holds 50% (fifty percent) of the JVC’s equity. The Company uses the equity method for this investment. As of December 31, 2021, the Company’s investment is 322 million KRW ($0.3 million as of December 31, 2021). For the years ended December 31, 2021, 2020 and 2019, the Company recognized a profit (loss) in its consolidated statements of operations of (10.5) million KRW, (17.7) million KRW and 105 million KRW, respectively ($(0), $(0) million and $0.1 million as of December 31, 2021, 2020 and 2019, respectively) from its investment in the JVC.

Mesh Technologies, Inc.

In January 2019, the Company invested an amount of $0.1 million in Mesh Technologies, Inc. (“Mesh”), a company incorporated in the USA. As of December 31, 2021, the investment represented less than 1% of the issued and outstanding share capital of Mesh. Mesh is a technology company providing cross border payments technology by innovating on the existing payment rails of established card networks available in the market. As Mesh is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment. In December 2021 the Company sold approximately 25% of its investments for a total amount of $0.2 million and recognized a profit of $0.2 million.

Arrow Ecology & Engineering Overseas (1999)

In December 2019, the Company invested an amount of $1.8 million in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”), a limited company incorporated in Israel. Arrow develops and operates a sustainable green process to recycle mixed and sorted municipal solid waste. The Company purchased few types of shares representing 23.3% of Arrow’s equity for an amount of $0 million and shareholders loans were purchased for a price of $1.7 million ($4.1 million stated value less $2.4 million allowance for credit losses, which have not changed since the acquisition). The Company uses the equity method for this investment. During the years ended December 31, 2021 and 2020, the Company recognized its estimated share in Arrow loss in the amount of $1.0 million and $0.8 million, respectively, from this investment.

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

SardineAI Corp.

In August 2020, the Company invested an amount of $50 thousand in SardineAI Corp (“SardineAI”), a company incorporated in the USA. In return the Company received preferred shares representing less than 1% of SardineAI equity. SardineAI is a Fraud Prevention-as-a-Service (FaaS) platform for Digital businesses to detect frauds and financial crimes. As SardineAI is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Silver Circle One

In December 2021, the Company invested an amount of $18 thousand in Silver Circle One, a capital fund which aims to invest in private emerging companies with focus on consumer, commerce and technology companies.

The Company committed to invest up to $0.1 million on the pool. As Silver Circle One is a private, closely held fund, there is no active market for this investment. Therefore the Company measures the investment at cost minus impairment.

Justt Fintech Ltd (previously Acrocharge Ltd)

In December 2021, the Company invested an amount of $50 thousand in Justt Fintech Ltd (“Justt”), a company incorporated in Israel. As of December 31, 2021, the investment represented less than 1% of the issued and outstanding share capital of Justt Fintech Ltd. Justt is a technology company which fully automated chargeback disputes on behalf of online merchants. As Justt is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Revenue

Revenue generated from customers by geographical area based on the geographical location of the customers invoicing address is as following:

Revenue in Germany
Our revenue in Germany during the years 2021, 2020 and 2019 totaled $126.4 million (39% of total revenue), $119.5 million (48% of total revenue) and $137.2 million (41% of total revenue), respectively.

Revenue in the Netherlands
Our revenue in The Netherlands during the years 2021, 2020 and 2019 totaled $52.2 million (16% of total revenue), $58.4 million (24% of total revenue) and $97.7 million (29% of total revenue), respectively.

Revenue in the U.S.
Our revenue in the United States of America during the years 2021, 2020 and 2019 totaled $94.7 million (29% of total revenue), $45.3 million (18% of total revenue) and $73.7 million (22% of total revenue), respectively.

Revenue in Spain
Our revenue in Spain during the years 2021, 2020 and 2019 totaled $30.9 million (10% of total revenue), $7.5 million (3% of total revenue) and $3.1 million (1% of total revenue), respectively.

Revenue in Other Locations
Our revenue in other locations during the years 2021, 2020 and 2019 totaled $20.7 million (6% of total revenue), $17.7 million (7% of total revenue) and $21.5 million (7% of total revenue), respectively.

Major Customers

Revenue from three customers represented 64% of total revenue during the year ended December 31, 2021, of which customer A accounted for 39%, customer B accounted for 14% of total revenue and customer C accounted for 11% of total revenue. Accounts receivable from these three customers represented 39% of total accounts receivable as of December 31, 2021.

Revenue from two customers represented 70% of total revenue during the year ended December 31, 2020 of which customer A accounted for 48% and customer B accounted for 22% of total revenue. Accounts receivable from these two customers represented 47% of total accounts receivable as of December 31, 2020.

Revenue from two customers represented 69% of total revenue during the year ended December 31, 2019 of which customer A accounted for 41% and customer B accounted for 28% of total revenue. Accounts receivable from these two customers represented 57% of total accounts receivable as of December 31, 2019.

Customers A and B mentioned above, have been principle customers in the last three years.

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

Organizational Structure

The following are the active subsidiaries of ICTS as of December 31, 2021:

I-SEC Global Security B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries:

I-SEC International Security B.V. (The Netherlands - 100%), which holds the shares of:

I-SEC Benelux Holdings B.V. (Netherlands - 100%) which holds the shares of:
I-SEC Nederland B.V. (Netherlands – 100%)
I-SEC Nederland Security Services B.V. (Netherlands – 100%)
I-SEC Belgium Aviation Security B.V. (Netherlands – 100%)
I-SEC Spain Holdings B.V. (Netherlands - 100%) which holds the shares of:
I-SEC Spain Services Management S.L. (Spain - 100%)
I-SEC Spain Management S.L. (Spain – 100%)
I-SEC Aviation Security S.L. (Spain – 100%)
I-SEC Nordic Holding B.V. (Netherlands – 100%) which holds the shares of:
I-SEC Denmark Aviation Security A.S (Denmark – 100%)
I-SEC Norway Aviation Security A.S. (Norway – 100%)
I-SEC Finland Aviation Security O.y (Finland – 100%)
I-SEC Sweden Aviation Security A.B. (Sweden – 100%) which holds the shares of:
Quality Detection Dogs Sweden A.B. (Sweden – 51%)
I-SEC German Holding B.V. (Netherlands – 100%) which holds the shares of:
I-SEC Security Services GmbH (Germany - 100%)
I-SEC German Aviation Holdings 1 B.V.* (Netherlands – 100%) which holds the shares of:
 I-SEC Verwaltungs SE** (Germany – 100%)
I-SEC Deutsche Luftsicherheit SE&Co.KG (Germany – 100%)
I-SEC German Special Operations B.V. (Netherlands – 100%)
I-SEC Tech B.V. (Netherlands – 100%)
I-SEC Italia s.r.l. (Italy - 100%), which holds the shares of:
 I-SEC Services Italia s.r.l. (Italy – 100%)
ICTS USA, Inc. (New York - 100%) which holds the shares of:
Huntleigh USA Corporation (Missouri, USA - 100%)
Aviation Mobility Solutions, Inc (Texas, USA – 100%)

AU10TIX Technologies B.V. (The Netherlands – 69%,) which holds the shares of: AU10TIX Limited (Cyprus – 100%) which holds the shares of:
AU10TIX B.V. (The Netherlands – 100%) which holds the shares of:
AU10TIX Ltd. (Israel – 100%), which holds the shares of:
AU10TIX Services Inc. (Texas, USA – 100%)
I-SEC Japan K.K. (Japan - 100%)
Freezone I-SEC Korea Inc (South Korea – 50%)

*I-SEC German Aviation Holdings 1 B.V. is a limited partner (100%) of I-SEC Deutsche Luftsicherheit SE&Co.KG (Germany).
** I-SEC Verwaltungs SE is a general partner (0%) of I-SEC Deutsche Luftsicherheit SE&Co.KG (Germany).

Property, Plant and Equipment

The Company leases certain premises under various operating leases. Maturities of operating lease liabilities as of December 31, 2021 were as follows (in millions):

Year ended December 31,
2022	$3.8
2023	3.4
2024	2.8
2025	1.2
2026	0.9
Thereafter	0.9
$13.0

Rent expense for the years ended December 31, 2021, 2020 and 2019 is $6.0 million, $5.5 million and $4.4 million, respectively.

Item 5.          Operating and Financial Review and Prospects

This section contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 concerning our business, operations and financial condition. All statements other than statements of historical facts included in this annual report on Form 20-F regarding ICTS's strategy, future operations, financial position, costs, prospects, plans and objectives of management are forward-looking statements. When used in this annual report on Form 20-F the words “expect”, “anticipate”, “intend”, “plan”, “believe”, “seek”, “estimate”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward- looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” and elsewhere in this annual report on Form 20-F.

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

Overview

The Company operates in three reportable segments (a) corporate (b) airport security and other aviation services and (c) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment is predominantly involved in the development and sale of authentication security software to financial and other institutions, predominantly in the United States of America. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

Critical Accounting Estimates

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are: (a) valuation allowance of deferred income taxes, (b) determination of future lease periods of existing lease contracts and (c) determination of the estimated fair value of the AU10TIX preferred shares conversion. Please refer to Note 2 of ICTS’s consolidated financial statements included in this Annual Report for the year ended December 31, 2021 for a summary of ICTS’s significant accounting policies.

 Leases

 The Company follows Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842)

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

Redeemable Non-Controlling Interests

When the Company or its subsidiaries issues preferred shares, it considers the provisions of Accounting Standards Codification (“ASC”) 480 –"Distinguishing Liabilities from Equity" (Topic 480) in order to determine whether the preferred share should be classified as a liability. If the instrument is not within the scope of Topic 480, the Company or its subsidiaries further analyses the instruments characteristics in order to determine whether it should be classified within temporary equity (mezzanine) or within permanent equity in accordance with the provisions of Topic 480-10-S99. AU10TIX redeemable convertible preferred shares are not mandatorily or currently redeemable. However, it includes a liquidation or deemed liquidation events that would constitute a redemption event that is outside of the Company’s control. As such, all shares of redeemable preferred shares have been presented outside of permanent equity. The Company has not adjusted the carrying values of the redeemable preferred shares to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

Following the SPA on June 28, 2021, the Company has assessed whether the change in the terms of the AU10TIX Preferred Shares (“Preferred Shares”) following the closing of the 2021 SPA constituted a modification or extinguishment for accounting purposes, by comparing the fair value of these Preferred Shares immediately before and immediately after the closing of the 2021 SPA. An extinguishment occurs when the difference in fair value exceeds 10%, while a modification occurs when such fair value difference is lower than 10%.

Additionally, the carrying value of the Series A-1 Shares, which were previously presented among non-controlling interests, were reclassified to redeemable non-controlling interests and initially recognized at their fair value, following their re-designation as New Series A Preferred Shares.

Following the modification and extinguishment of the Preferred Shares, and the reclassification of the Series A-1 Shares, the Company adjusted the carrying value of the redeemable non-controlling interests by $9.1 million, with a corresponding decrease to additional paid-in capital and non-controlling interests in the amounts of $10.1 million and $1.0 million, respectively.

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

Discussion and Analysis of the Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2021, 2020 and 2019, however our discussion of the results of operations excludes the comparison of the results for the years ended December 31, 2020 and 2019. Refer to item 5, Operating and Financial Review and Prospects-Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2020 which was filed with the SEC on May 14, 2021.

	U.S. dollars in Thousands
	Year ended December 31,
	2021	2020	2019

Revenue	$324,934	$248,419	$333,307
Cost of revenue	209,771	196,569	290,461
Gross profit	115,163	51,850	42,846
Operating expenses:
Research and development	12,114	6,541	5,060
Selling, general and administrative	50,882	37,239	33,063
Goodwill impairment	139	-	-
Total operating expenses	63,135	43,780	38,123
OPERATING INCOME	52,028	8,070	4,723
Equity income (loss) from investment in affiliate	(983)	(790)	91
Other expenses, net	(537)	(1,288)	(10,518)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	50,508	5,992	(5,704)
Income tax expenses	9,220	590	1,549
NET INCOME (LOSS)	41,288	5,402	(7,253)
Less: Net income attributable to non-controlling interests	6,481	999	789
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V	$34,807	$4,403	$(8,042)

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
Revenue	100.0%	100.0%	100.0%
Cost of revenue	64.6%	79.2%	87.1%
Gross profit	35.4%	20.8%	12.9%
Research and development	3.7%	2.6%	1.5%
Selling, general and administrative	15.7%	15.0%	9.9%
Goodwill impairment	-%	-%	-%
Total operating expenses	19.4%	17.6%	11.4%
OPERATING INCOME (LOSS)	16.0%	3.2%	1.5%
Equity loss from investment in affiliate	0.3%	0.3%	-%
Other expenses, net	0.2%	0.5%	3.2%
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	15.5%	2.4%	(1.7)%
Income tax expenses	2.8%	0.2%	0.5%
INCOME (LOSS)	12.7%	2.2%	(2.2)%
NET INCOME (LOSS)	12.7%	2.2%	(2.2)%
Less: Net income attributable to non-controlling interests	2.0%	0.4%	0.2%
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V	10.7%	1.8%	(2.4)%

The following table sets forth, for the annual periods indicated, the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	(U.S. dollars in Thousands)
	Year ended December 31,
	2021	2020	2019
Germany	$126,367	$119,500	$137,207
Netherlands	52,165	58,446	97,700
United States of America	94,743	45,305	73,719
Spain	30,946	7,465	3,138
Other	20,713	17,703	21,543
Total Revenue	$324,934	$248,419	$333,307

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The COVID-19 outbreak has developed rapidly in 2020 and 2021, with a significant number of infections. The Company is dependent mostly in Europe and the United States of America for its business on the airline industry. In addition, the decisions taken by various governments have affected economic activity and the Company’s business as following:

•
Decrease of travel by flights, reducing the demand for services the Company provide as part of its airport security and other aviation services. As a result, our cumulative revenues of the airport security and other aviation services in the twelve months ended December 31, 2021 and 2020 were lower than our revenues for the twelve months ended December 31, 2019. Many of the Company’s employees were laid off and / or ordered to stay home.

•
Governments in some of the countries in which we operate have announced the implementation of government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity. During 2021 and 2020, in the United States of America, the government has approved a payroll support of $15.9 million and $13.7 million to the American subsidiary of the Company. Out of those amounts the American subsidiary recognized amounts of $16.9 million and $12.7 million respectively, as reduction of labor expenses for the years ended December 31, 2021 and 2020. In the Netherlands, the government has approved a support of €18.1 million and €17.6 million ($20.6 million and $21.6 million as of December 31, 2021 and 2020) for the years ended December 31, 2021 and 2020. The Dutch government extended the support program until March, 2022. For the months January through March 2022, the Company was granted additional assistance up to €4.6 million. In Germany, the employees are eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements. Currently, the Company does not expect those governmental measures to be renewed or extended.

•
Depending on the duration of the COVID-19 crisis and continued negative impact on economic activity, the Company might experience further negative results and liquidity restrains. The exact impact on our activities in the remainder of 2022 and thereafter cannot be predicted.

Revenue

Total revenue increased from $248.4 million in 2020 to $324.9 million in 2021.

Revenue generated in Germany was $126.4 million in 2021 compared to $119.5 million in 2020. As revenue in Germany is in Euro, it is being affected also by exchange rate fluctuations as its being translated to USD. Revenue of 2020 according to the 2021 exchange rate would have been $123.4 million. However, the 2020 revenue includes $9.2 million from Hannover Airport contract which ended in August 2020 which means that a similar improvement was achieved in 2021 following the recovery of the aviation industry in 2021.

Revenue generated in the Netherlands was $52.2 million in 2021 compared to $58.4 million in 2020. The decrease in revenue generated in the Netherlands was a result of less services provided to our main customer in the Netherlands (Schiphol Airport). In December 2020 Schiphol Airport has made some changes in its security structure which results in less services requested from the Company. As revenue in the Netherlands is in Euro, it is being affected also by exchange rate fluctuations as it is being translated to USD. Revenue of 2020 according to the 2021 exchange rate would have been $60.4 million.

Revenue generated in the United States of America was $94.7 million in 2021, compared to $45.3 million in 2020. The increase in revenue generated in the United States of America was mostly a result of increase of services provided by the authentication technology segment to American customers, which grew from $17.1 million in 2020 to $58.5 million in 2021. In addition, services provided by Huntleigh to its customers in the United States of America increased from $28.2 million in 2020 to $36.2 million, following a recovery in the airline industry in 2021.

Revenue generated in Spain was $30.9 million in 2021 compared to $7.5 million in 2020. The increase in revenue generated in Spain was a result of new operations starting January 2021 following a new contract won in Adolfo Suarez Madrid Barajas Airport. As revenue in Spain is in Euro, it is being affected also by exchange rate fluctuations as it is being translated to USD. Revenue of 2020 according to the 2021 exchange rate would have been $7.7 million.

Revenue outside Germany, the Netherlands, Spain and the United States of America totaled $20.7 million in 2021 compared to $17.7 million in 2020.

Cost of Revenue

Cost of revenue was $209.8 million or 64.6%, compared to $19.6 million or 79.2% of revenue in 2020. The majority of cost of revenue relates to payroll and related costs. Following the partial recovery of the airport security and other aviation services segment in 2021 and the increase of revenues in the authentication technology segment, also the cost of revenue increased. Following the COVID-19 crisis some countries provided financial assistance to the Company and its subsidiaries at the airport security and other aviation services segment, the major ones were: (a) the Netherlands provided for the years 2021 and 2020 financial and payroll support to the Dutch companies in the group of €14.9 million and €17.6 million ($16.9 million and $21.6 million as of December 31, 2021 and 2020), respectively reducing the Company’s labor costs. (b) the United States of America provided in 2021 and 2020 to the Company payroll support of $15.9 million and $13.7 million, respectively, of which $16.9 million and $12.7 million were used and recognized in 2021 and 2020, respectively, reducing the Company’s labor costs in the United States of America. Those amounts were recorded in the Company’s books as reduction of payroll expenses, which decreased the cost of revenue materially.

Research and Development Expenses (“R&D”)

Research and development costs were $12.1 million or 3.7% of revenue, compared to $6.5 million or 2.6% of revenue in 2020. As the authentication technology segment continues to increase its sales, developments and activities, the Company continued to increase the number of employees in its Research and Development department, resulting mostly in increase of the R&D payroll costs. In addition, the Company increased its efforts to develop additional products in this segment.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses were $50.9 million or 15.7% of revenue in 2021, compared to $37.2 million or 15.0% of revenue in 2020. The Company’s payroll, related expenses and commissions increased by $4.1 million. Marketing expenses increased by $1.4 million. Both expenses increased mainly as part of the authentication technology segment expansion and increase of sales. The Company’s legal and accounting expenses increased by $4.0 million, that relates to due diligence preparations, costs that relate to new bids in 2021 and legal costs in regarding to legal claims. Other increase in SG&A expenses relate mostly to the authentication technology segment, following the increase in their revenue.

Equity Income (Loss) from Investment in Affiliate

In December 2019, the Company purchased 23.3% of Arrow Ecology & Engineering Overseas (1999). The Company recognized its estimated share in Arrow loss in the amount of $1.0 million and $0.8 million, respectively, from this investment for the years 2021 and 2020.

Goodwill Impairment

In February 2021, the Company acquired 51% of the outstanding shares of Quality Detection Dogs Sweden AB (“QDD”) and recorded goodwill of €0.1 million ($0.1 million as of December 31, 2021). As QDD’s revenue, operating profits and cash flows were lower than expected, an impairment loss of $0.1 million was recognized.

Other Expenses, net

Other expenses, net, were $0.5 million or 0.2% of revenues in 2021, compared to $1.3 million or 0.5% of revenues in 2020. Interest expenses reduced in 2021 following the increase of cash balances held by the Company and the repayment of notes payable-banks. During 2021 the line of credit in the United States of America and the line of credit in the Netherlands expired and were not renewed by the Company. In addition in 2021 the Company recorded exchange rate income of $0.1 million compared to exchange rate expenses of $0.3 million in 2020.

Income Tax Expenses

Income tax expenses were $9.2 million or 2.8% of revenue in 2021 compared to $0.6 million or 0.2% of revenue in 2020. Income tax expenses relating to the authentication technology segment were $4.8 million in 2021 compared to $0.7 million in 2020, as result of the increase in the authentication technology segment revenue and profitability. Income tax expenses (benefit) relating to the airport security and other aviation services were $4.4 million in 2021 compared to $(0.1) million in 2020. Increase of income tax expenses in this segment reflects the partial recovery in the aviation industry during 2021. In addition, the Company has received payroll support from different governments which reduced the labor costs and increased the profitability. Although some of the subsidiaries of the Company were profitable, previous net operating losses were utilized to reduce the current year income tax expenses.

Reportable Segment

The following table sets forth, for the annual periods indicated, certain financial data related to the Company’s reportable segments, however our discussion of the reportable segments excludes the comparison for the year ended December 31, 2019. Refer to item 5, Operating and Financial Review and Prospects – Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on May 14, 2021.

	U.S. Dollars in thousands
	Corporate	Airport Security and Other Aviation Services	Authentication Technology	Total
Year ended December 31, 2021:
Revenue	$-	$253,687	$71,247	$324,934
Depreciation and amortization	75	1,106	880	2,061
Net Income (loss)	(1,666)	21,558	21,396	41,288
Goodwill	-	690	-	690
Total assets	10,349	112,425	73,106	195,880

Year ended December 31, 2020:
Revenue	$-	$222,654	$25,765	$248,419
Depreciation and amortization	72	1,302	716	2,090
Net Income (loss)	(3,853)	6,056	3,199	5,402
Goodwill	-	746	-	746
Total assets	12,488	86,550	41,350	140,388

Year ended December 31, 2019:
Revenue	$-	$309,548	$23,759	$333,307
Depreciation and amortization	46	1,328	314	1,688
Net Income (loss)	(11,740)	(2,406)	6,893	(7,253)
Goodwill	-	681	-	681
Total assets	23,381	64,647	35,419	123,447

Corporate Segment

The Company’s loss in the corporate segment decreased from $3.9 million in 2020 to $1.7 million in 2021. During 2021 the corporate segment reduced its costs, mostly payroll and related costs. As the corporate segment is located in the Netherlands, it was entitled to payroll support granted by the Dutch government. In 2021 the Company had exchange rate income of $0.3 million compared to exchange rate expenses of $0.1 million in 2020. In addition, in 2020 the Company incurred expenses of $0.5 million regarding due diligence projects compared to $0 in 2021.

Airport Security and Other Aviation Services Segment

Increase in revenue from airport security and other aviation services from $222.7 million in 2020 to $253.7 million in 2021 relates to the partial recovery of the aviation industry from the COVID-19 crisis in 2021.

The Company’s income from the airport security and other aviation services was $21.6 million in 2021 compared to $6.1 million in 2020. The main reasons for the difference between 2021 and 2020 are: (a) in 2021 and 2020 the segment received financial and payroll support from the Dutch government of €14.9 million and €17.6 million ($16.9 million and $21.6 million as of December 31, 2021 and 2020), respectively, which was recorded as reduction of expenses. (b) In 2021 and 2020 the segment received payroll support from the United States of America government of $15.9 million and $13.7 million, respectively, which $16.9 million and $12.7 million, respectively, was recorded as reduction of expenses, and (c) partial recovery of the aviation industry in 2021 which increased the demand for our services and accordingly, the profitability.

Authentication Technology Segment

Revenue in 2021 from the authentication technology segment was $71.2 million compared to $25.8 million in 2020. The segment continued to increase its revenue from existing customers in addition to new ones. The profit from this segment amounted $21.4 million in 2021 compared to $3.2 million in 2020. Increase in profitability in 2021 was achieved following the material increase in revenue. The Company has increased also its R&D and SG&A expenses during the year in order to develop additional products and in order to increase its revenue.

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

As of December 31, 2021 and 2020, the Company had cash, cash equivalents and restricted cash of $103.5 million and $61.1 million, respectively. As of December 31, 2021 and 2020, restricted cash were $14.7 million and $9.5 million which consist of collateral for our letters of credit, derivative instruments and restricted bank accounts in the Netherlands, which are restricted for payments to local tax authorities.

As of December 31, 2021 and 2020, the Company had a working capital of $113.7 million and $57.2 million, respectively and shareholders’ deficit of $5.8 million and $30.5 million, respectively. During the years ended December 31, 2021, 2020 and 2019, the Company incurred net income (loss) of $41.3 million, $5.4 million and $(7.3) million, respectively, and cash flows provided by (used in) operating activities of $53.4 million, $24.2 million and $(9.1) million, respectively.
As of December 31, 2020, the Company had a line of credit in the Netherlands up to €12 million ($14.7 million as of December 31, 2020), which expired in March 2021, although it actually continued until May 2021 (except the line of credit for guarantees of €2.5 million which is still in place) and additional line of credit in the United States of America up to $10 million, which expired in October 2021. As of April 30, 2022, the only line of credit the company has is in Sweden up to 4,000 SEK ($0.4 million as of December 31, 2021).
In October 2020, the Company extended the agreement with the entity related to the main shareholder to extend the period of the notes until January 2022. The maximum amount of the notes will be $3.0 million, excluding interest, out of this amount $1.2 million are convertible into the Company’s shares at a price of $0.4 per share. In December 2021 the agreement was extended until January 2024 and the maximum amount was reduced to $2.0 million. Interest rate was reduced to 2.5%.

The Company’s business plan, projects profit from operations in 2022, including the governmental assistance that was approved by the Dutch government until March 2022. The COVID-19 outbreak developed rapidly in 2021 and 2020, with a significant number of infections. The Company is dependent mostly in Europe and the United States of America for its business on the airline industry. In addition, ICTS is an employee intensive company. The Company’s business plan depends on the COVID-19 developments in the foreseen future and the recovery of the airline industry.
The decisions taken by various governments have affected economic activity and the Company’s business as following:

•
Decrease of travel by flights, reducing the demand for services the Company provide as part of its airport security and other aviation services. As a result, our cumulative revenues of the airport security and other aviation services are lower compared to the period before the COVID-19 outbreak. Those revenues for the years ended December 31, 2021, 2020 and 2019 were $253.6 million, $222.7 million and $309.5 million, respectively.

•
Governments in some of the countries in which we operate have announced the implementation of government assistance measures, which mitigated the negative impact of the COVID-19 outbreak on our results and liquidity. In the United States of America, the government has approved in 2021 and 2020 a payroll support of $15.9 and $13.7 million respectively, to the American subsidiary of the Company. In the Netherlands, the government has approved a financial assistance of €18.1 and €17.6 million ($20.6 and $21.6 million as of December 31, 2021 and 2020) and additional assistance up to €4.6 million for the period January through March 2022. In Germany, the Company’s employees are eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount. The Company has applied for this support starting April 2020. These available governmental support plans might be extended and/or changed according to the future COVID-19 developments although, currently, the Company does not expect those measures to be renewed or extended.

•
In the Netherlands wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed and will have to be paid in 60 installments, starting March 2023, except for VAT payments starting October 2022. As of December 31, 2021 and 2020, the Company accumulated debt of €33.5 million and €20.8 million ($38.0 million and $25.5 million as of December 31, 2021 and 2020), respectively, to the Dutch tax authorities. In Germany, the government postponed the payments of the VAT for the period February through April, 2020. The Company accumulated €55 million ($6.7 million as of December 31, 2020) which was paid during the year 2021.

•
Depending on the duration of the COVID-19 crisis and continued negative impact on economic activity, the Company might experience negative results and liquidity restrains. The exact impact on our activities in the remainder of 2022 and thereafter cannot be predicted.

The below analysis of cash flows excludes discussions related to year ended December 31, 2019. Refer to items 5, operating and Financial review and Prospects-Liquidity and Capital Resources in our Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on May 14, 2021.

Cash Flows from Operating Activities

Our cash flows from operating activities vary significantly from year to year, depending on our operating results, timing of cash receipts and disbursements on accounts receivable, accounts payable, accrued expenses and other current liabilities.

Net cash provided by operating activities for the year ended December 31, 2021 was $53.4 million. This provided cash resulted primarily from net income for the year of $41.3 million offset by an increase in accounts receivables of $23.3 million following the aviation industry recovery and the increase in revenues of the authentication technology segment. In addition there was an increase of $17.2 million in other liabilities, following the postponement of wage tax and other payments to the Dutch government as part of the governmental assistance in the Netherlands. Corporate income tax payable increased by $5.7 million following the increase in the Company’s profitability, especially in locations without tax losses from previous years that could offset the tax liabilities, accrued expenses and other liabilities increased by $9.4 million due to increase in payroll and related costs following the partial recovery in the Company’s operations. The VAT payable decreased by $4.8 million following repayment of VAT debt in Germany from previous year. The Company’s accounts payable increased by $2.3 million with an offset of $2.2 million cash received from a related party. A non-cash charge of $2.1 million for depreciation and amortization was recognized in 2021.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was $2.4 million and consisted primarily of capital expenditures of $1.4 million and capitalization of software costs of $1.0 million.

Net cash used in investing activities for the year ended December 31, 2020 was $3.1 million and consisted primarily of capital expenditures of $2.2 million and capitalization of software costs of $0.6 million.

Cash Flows from Financing Activities

Net cash used in financing activities for the year ended December 31, 2021 was $7.2 million which consisted of repayments under the lines of credit, net of $7.2 million.

Net cash used in financing activities for the year ended December 31, 2020 was $16.5 million which consisted of primarily repayment of $13.1 million under the lines of credit, repayment of $1.5 million loan payable to a related party and repayment of $1.1million loan payable.

Borrowings

United States of America

The Company’s U.S. subsidiary was a party to a credit facility with a commercial lender, which provided a maximum borrowing capacity up to $10.0 million, subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 80% of eligible unbilled receivables, as defined, plus (iii) 95% of a $0.5 million standby letter of credit that was provided to the lender by an entity related to the main Shareholder. Borrowings under the credit facility were secured by the U.S. subsidiary’s accounts receivable, unbilled receivables, equipment, cash and the $0.5 million letter of credit that was provided to the lender by the Company. The line of credit expired in October 2021.

Europe

The Company had a credit arrangement with a commercial bank, to provide it with up to €12.0 million in borrowings which was renewed in May 2020 through March 2021. The line of credit was secured by accounts receivable of ten of the Company’s European subsidiaries, tangible fixed assets and a bank guarantee of €2.0 million ($2.3 million as of December 31, 2021) provided by the parent company, ICTS International N.V. The line of credit expired in May 2021.

In addition to the line of credit arrangement, a guarantee facility of €2.5 million ($2.8 million as of December 31, 2021) was provided to the Company by the same commercial bank, which was renewed until March 2022. The line of credit expired in March 2022.

The Company has an additional credit arrangement in Sweden to provide it with up to 4.0 million SEK ($0.4 million as of December 31, 2021) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of December 31, 2021 and 2020, the Company had 1.8 million SEK and 1.6 million SEK ($0.2 million and $0.2 million as of December 31, 2021 and 2020) respectively in outstanding borrowings under the line of credit facility.

Related Parties Financing

Convertible Notes Payable to a Related Party

The Company had an agreement with an entity related to its main shareholder, to provide it with up to $37.0 million in revolving loans through June 30, 2020. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate of LIBOR plus 7% for U.S. dollar-denominated loans and the Company’s European commercial bank interest base rate plus 3% for Euro-denominated loans. The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert the outstanding principal notes payable under the arrangement into the Company's common stock at a price of $1.50 per share and the unpaid accrued interest at a price of $0.75 per share.

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

In October 2020, the loan was extended until January 2022, the loan amount was reduced to $3.0 million after the Company repaid 30 million of the debt in 2019 and the pledge of 26% interest in one of the Company's European subsidiaries was terminated. In December 2021 the loan was extended until January 2024 and the maximum amount was reduced to $2.0 million. Interest rate was reduced to 2.5%.

The Company’s weighted average interest during the years ended December 31, 2021, 2020 and 2019 is 7.1%, 7.6% and 8.3%, respectively.

As of December 31, 2021 and 2020, convertible notes payable to this related party consist of $1.2 million and $1.2 million, respectively.

Sale of AU10TIX Technologies B.V. Preferred Shares

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

On November 7, 2019, AU10TIX entered into a Series A and Series A-1 Preferred Subscription Agreement with Oak HC/FT Partners II, L.P. ("Oak"), according to which AU10TIX issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares ("Series A-1 Shares" and together with Series A Shares – "the Preferred Shares") to Oak for a subscription price of US$20.0 million in cash representing approximately 7.401% of the outstanding share capital of AU10TIX and 7.143% of the fully-diluted share capital of AU10TIX.  For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis: $19.5 and $0.5 million, respectively. Transaction costs totaled $1.5 million and were deducted from the respective investment amounts.

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

On June 28, 2021, TPG, Oak, GF GW LLC (“GF”) and the Company, entered into a Sale and Purchase Agreement (the “SPA”), pursuant to which Oak and GF purchased preferred shares in the Company from TPG.  In connection with the SPA, (i) such parties and the Registrant entered into an amended and restated shareholders agreement (the “SHA”) and an amended and restated registration rights agreement (the “RRA”) and (ii) The Company’s Articles of Association (the “Articles”) were amended by a deed of amendment (the “Deed of Amendment”).

Pursuant to the SPA, OAK purchased 755,906 AU10TIX Series A Preferred shares from TPG and GF purchased 1,511,811 AU10TIX Series A preferred Shares from TPG. In connection with such purchases, all outstanding AU10TIX’s Series A Preferred Shares and Series A-1 Preferred Shares were re-designated as New Series A Preferred Shares and the Ordinary Shares owned by ICTS were re-designated as Class B Ordinary Shares, as described below.

In consideration of the benefits to the Company of Oak increasing its shareholding and GF becoming a shareholder, The Company provided certain customary warranties to Oak and GF concerning The Company and its business.  In addition, the Company agreed to be primarily liable to Oak and GF for any breaches by TPG of its customary fundamental warranties given to Oak and GF (including that TPG owns the Company Series A Preferred Shares being sold to Oak and GF); provided, that, TPG has agreed to indemnify and hold The Company harmless for any losses incurred by the Company in relation to such fundamental warranties given by TPG.

Following the completion of the sales and purchases contemplated by the SPA on June 28, 2021: (i) the Registrant owned 68.69% of the outstanding share capital of the Company in the form of Class B Ordinary Shares; (ii) Oak owned 12.87% of the outstanding share capital of A the Company in the form of New Series A Preferred Shares; (iii)  GF owned 10.93% of the outstanding share capital of the Company in the form of New Series A Preferred Shares; and (iv) TPG owned 7.51% of the outstanding share capital of the Company in the form of New Series A Preferred Shares.  In addition, The Company may issue up to 500,000 Class A Ordinary Shares under its existing employee stock option plan.

The SHA and the Articles (as amended by the Deed of Amendment) provide for the following material matters in respect of the rights attaching to the New Series A Preferred Shares and the Ordinary Shares and the ongoing governance of the Company:

General: The New Series A Preferred Shares are entitled to one vote per share and rank equally with the Ordinary Shares in regards to dividends. The Ordinary Shares are divided into two classes: Class A Ordinary Shares and Class B Ordinary Shares, which rank equally as to dividends. The Class A Ordinary Shares are entitled to one vote per share.  The Class B Ordinary Shares are entitled to three votes per share and may only be held by the Registrant and its permitted transferees.

Liquidation Preference: the holders of New Series A Preferred Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a (i) sale, initial public offering, which term includes certain business combinations with a SPAC (an “IPO”), merger, consolidation or reorganization, which results in change of control of the Company, and (ii) winding-up, dissolution or liquidation of the Company, pursuant to which the Series A Holders are entitled, on the occurrence of such event and in priority to the Ordinary Shares, to receive the greater of: (a) US$26.5 million per share, subject to adjustments for certain events affecting the capital of The Company (the “Starting Price”) plus all accrued but unpaid dividends in respect of the New Series A Preferred Shares, less all dividends previously paid on the New  Series A Preferred Shares, and (b) the proceeds distributable in respect of the New Series A Preferred Shares had they been converted into Class A Ordinary Shares. The Ordinary Shares rank equally in liquidation.

Conversion Rights:  The New Series A Preferred Shares are subject to conversion into Class A Ordinary Shares on a 1:1 basis (subject to adjustments for certain events affecting the capital of The Company): (a) upon the written request by any Series A Holder; and (b) immediately prior to a qualifying IPO of the Company (being an IPO where each Class A Ordinary Share is valued at not less than 150% of the Starting Price at the completion of the IPO, subject to adjustments for certain events affecting the capital of The Company) (a "Qualifying IPO").  The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time upon the written request of a holder of Class B Ordinary Shares on a 1:1 basis, subject to adjustments for certain events affecting the capital of The Company.

Anti-Dilution Protection: The SHA contains customary broad-based weighted average anti-dilution protection whereby, if further shares are issued by The Company at a price per new security that is less than the Starting Price, then the Series A Holders shall be entitled to receive additional Class A Ordinary Shares (at no further cost) on a weighted-average basis, reflecting the value of the equity in The Company, as determined based on the subscription price paid in the new issue of securities.

Transfers: Subject to certain customary exceptions, including a transfer to a permitted transferee, any shareholder (other than TPG, Oak and GF) wishing to transfer any of the shares held by it shall first offer such shares to each shareholder holding 3% or more of The Company’s outstanding share capital at the same price and on the same terms at which the selling shareholder wishes to transfer such shares.

New Issuances: Subject to certain customary exceptions, each shareholder holding 3% or more of The Company’s outstanding share capital has the right to participate in any new issuance of securities by The Company.

Information Rights: Subject to certain exceptions, each shareholder holding 3% or more of The Company’s outstanding share capital is entitled to receive certain financial information regarding The Company including budgets, annual and quarterly accounts and details of any third party offer for the stock or assets of The Company, as well as certain inspection rights.

Exit Rights: At any time from and after July 3, 2026, upon written request by Series A Holders holding at least 60% of the then outstanding New Series A Preferred Shares (the “Preferred Majority”), The Company is required to use reasonable endeavors to facilitate a sale of The Company within six months after such written request, and, thereafter, the Preferred Majority has the right to step-in and require The Company to facilitate a sale or IPO. On the exercise of such step-in right, each other shareholder (including the Registrant) is required to cooperate with the Preferred Majority regarding such sale or IPO and the Preferred Majority has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event.

Board Arrangements: The Shareholders Agreement and Articles provide that the board of directors of The Company shall be constituted by up to six directors: (i) four  of whom will be appointed by the holder of a majority of the Class B Ordinary Shares (i.e., currently the Registrant); (ii) one of whom will be appointed by Oak (for so long as Oak holds at  least 50% of the  New Series A Preferred Shares held on the date of the closing of the transactions contemplated by the SPA,  subject to adjustments for certain events affecting the capital of The Company); and (iii) one of whom will be appointed by GF (for so long as GF holds at least 50% of the  New Series A Preferred Shares held on the date of the closing of the transactions contemplated by the SPA,  subject to adjustments for certain events affecting the capital of The Company).  As a general matter, the board of The Company is able to pass resolutions by a simple majority, subject to the consent rights of the Preferred Majority set out below.

Preferred Majority Consent Rights: For as long as the Series A Holders  hold, in the aggregate, at least 25% of the New Series  A Shares Preferred Shares held on the date of the closing of the transactions contemplated by the SPA, subject to adjustments for certain events affecting the capital of The Company, the consent of the Preferred Majority is required for the following actions (i) amending the SHA or the Articles in a manner that would adversely affect the rights, preferences or privileges of the New Series A Preferred Shares; (ii) issuing new securities ranking senior to or pari passu with the New Series A Preferred Shares; (iii) making of any dividend or distribution other than a dividend or distribution that is pro rata to the Series A Holders and the holders of the Ordinary Shares; (iv) redeeming any Ordinary Shares; (v) incurring debt in excess of 4.0x The Company’s consolidated EBITDA in the 12-month period ending on the last day of the month preceding the month in which the debt was incurred; (vi) consummating an IPO other than a Qualifying IPO; (vii) making certain changes to the size of the Company’s board; (viii) making any fundamental change in the nature of the business of The Company and its subsidiaries; (ix) entering into related party transactions, unless such transaction is commercially reasonable and on an arm’s-length basis; and (x) either amending the Company’s existing stock option plan or creating a new stock option plan to allow for the issuance of more than 500,000 additional Class A Common Shares.

Tag Rights: Following completion of the procedures on transfers set out above, each Series A Holder holding 3% or more of AU10TIX’s outstanding shares will have the right to participate proportionately in any third-party share sale by another shareholder other than a Series A Holder (subject to certain customary exceptions).

Drag Rights: The Company has the right to drag other shareholders into an exit event subject to certain requirements being satisfied (including either (i) holders of New Series A Shares receiving the greater of:  (a) the Starting Price and (b) the proceeds distributable in respect of the New Series A Preferred Shares had they been converted into Class A Ordinary Shares, in each case with the approval of the Board, the Preferred Majority and the holders of a majority of the shares or (ii) a minimum value per New Series A Share of 150% of the Starting Price approved by the Board and holders of a majority of the shares, in each case subject to adjustments for certain events affecting the capital of The Company) in relation to such exit transaction.

Termination: The SHA terminates upon (i) the agreement of The Company, the Preferred Majority and a majority of the holders of the Ordinary Shares or (ii) the closing of a Qualifying IPO.

Tax Matters: The Company is required to provide the Series A Holders with certain customary information for U.S. federal tax reporting purposes.

Confidentiality and Public Announcements: The SHA provides for customary confidentiality protections and limitations on public announcements without consent.

The RRA provides the Series A Holders (and in certain cases the holders of the Class B Ordinary Shares) with a limited number of customary long-form and short-form demand registration rights, shelf registration rights and the right to participate under certain conditions if The Company determines to register its shares.  In addition, The Company has undertaken to (i) take certain actions to facilitate the rights of the parties under the RRA; (ii) provide customary indemnification; (iii) not agree to further registration rights superior to those granted under the RRA; and (iv) limit issuances of its shares under certain circumstances set out in the RRA.
Pre-emption Rights: The Shareholders Agreement contains a restriction on issuing any securities senior to or pari passu with the New Series A Preferred Shares for so long as the holders of the New Series A Preferred Shares on June 28, 2021 (or their transferees in accordance with the terms of the Shareholders Agreement) continue to collectively hold  at least  25% of such number (appropriately adjusted for certain corporate events) of New Series A Preferred Shares. In addition, each shareholder holding in excess of 3% of the Company’s outstanding shares has the right to participate in any new issuance of securities by the Company, subject to customary exceptions.

The Company has assessed whether the change in the terms of the Preferred Shares following the closing of the 2021 SPA constituted a modification or extinguishment for accounting purposes, by comparing the fair value of these Preferred Shares immediately before and immediately after the closing of the 2021 SPA. An extinguishment occurs when the difference in fair value exceeds 10%, while a modification occurs when such fair value difference is lower than 10%.

Additionally, the carrying value of the Series A-1 Shares, which were previously presented among non-controlling interests, were reclassified to redeemable non-controlling interests and initially recognized at their fair value, following their re-designation as New Series A Preferred Shares.

Following the modification and extinguishment of the Preferred Shares, and the reclassification of the Series A-1 Shares, the Company adjusted the carrying value of the redeemable non-controlling interests by $9.1 million, with a corresponding decrease to additional paid-in capital and non-controlling interests in the amounts of $10.1 million and $1.0 million, respectively.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $12.1 million, $6.5 million and $5.1 million during the years ended December 31, 2021, 2020 and 2019, respectively.

Trend Information

Labor market conditions may require the Company to increase its prices when possible according to the contracts with customers. Cost of labor is the main variable in determining any cost increases.

The Company might be affected by a worldwide economic slowdown, which might affect the aviation industry. As the Company is a service provider to this industry, such trends can affect the results of the Company. As of 2021 and 2020 the company has been materially affected by the COVID-19 crisis as mentioned before.

Off-Balance Sheet Arrangements

The Company is a party to a consulting arrangement and agency agreements, in addition, the Company has no unconsolidated special purpose entities.

Future Contractual Obligations
The following table summarizes our future contractual obligations as of December 31, 2021:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1 Year	1-3 years	4-5 years	more than 5 years
Consulting agreements	$1,020	$170	$510	$340	$-
Convertible notes payable - related party	1,261	-	1,261	-	-
Operating lease obligations	12,962	3,752	7,406	1,490	314
Governmental payments in the Netherlands (VAT, social security and wage tax)	38,011	774	22,804	14,433	-
	$53,254	$4,696	$31,981	$16,263	$314

The following table summarizes the Company’s other future commercial obligations as of December 31, 2021:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1 Year	1-3 years	4-5 years	more than 5 years
Guarantees	$1,161	$-	$1,161	$-	$-
Letters of credit	3,250	275	2,975	-	-
	$4,411	$275	$4,136	$-	$-

Cyber security
On May 2nd 2022, one of the subsidiaries of ICTS, I-SEC International Security B.V., has experienced a data breach incident. This was a ransomware incident that involved the exposure of information in the Company’s possession including human resources data of current and former employees. The Company has taken steps in an effort to address the incident. The Company estimates at this point of time that the immediate expenses following the incident are approximately $0.8 million. In addition, the Company will continue upgrading its technological systems and expects additional costs to be approximately $0.3 million in the coming year. The Company does not expect the incident to affect its relationships with its customers or any third parties.

Item 6.          Directors, Senior Management and Employees

The following table lists the directors and executive officers of ICTS:

	Age	Position
Menachem Atzmon	77	Chairman of the Supervisory Board
Ron Atzmon	48	Member of the Supervisory Board and Managing Director of AU10TIX
Gil Atzmon	46	Member of the Supervisory Board
Philip M. Getter	85	Member of the Supervisory Board, Chairman of the Audit Committee
David W. Sass	86	Member of the Supervisory Board
Gail F. Lieberman	78	Member of the Supervisory Board, Member of the Audit Committee and Chairman of the Compensation Committee
Gordon Hausmann	76	Member of the Supervisory Board, Member of the Audit Committee and member of the Compensation Committee Committee and Member of the Audit Committee
Alon Raich	46	Joint Managing Director and Chief Financial Officer
Rom Shaked	39	Joint Managing Director

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

Ron Atzmon is the Managing Director of the AU10TIX Group since September 2008. Mr. Atzmon was the CEO and founder of 1ST2C.com between April 2005 and January 2009. Mr. Atzmon holds an MA in Business Administration from the College of Management Academic, Israel and an MBA from the Imperial College London, UK.

Gil Atzmon is the CEO of Arrow Ecology since February 2017. Mr. Atzmon was a Director of Sales at S. Juwal & Co from 2002 to 2017. Mr. Atzmon holds a BA in Business Administration and Management from IDC Herzliya, Israel and an MBA from the London Metropolitan University, UK.

Philip M. Getter has been managing member of GEMPH Development LLC since 1985. Mr. Getter has more than 30 years of corporate finance experience. From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and from 1969 to 1975 Senior Partner of Devon Securities, an international investment-banking boutique. From 1975 to 1984 he was Chairman/CEO of Generics Corporation of America, then one of the largest generic drug companies in the United States of America. As President and CEO of Wolins Pharmacal (1977 to 1984) he led the reorganization and restructuring of this distributor of medical supplies. Mr. Getter was Chairman of Inksure Technologies, Inc.a manufacturer of RFID and security inks. He was a founder of KIDSRx an all-natural pharmaceutical company and chairman of TCI College of Technology. Mr. Getter has been a member of The Broadway League [League of American Theatres and Producers] Executive Vice Chairman of The Kurt Weill Foundation for Music, and Trustee of the American Theatre Wing. He has been involved in most aspects of the entertainment industry and has produced for Broadway, television and film. His productions have earned Pulitzer Prize, Tony and Grammy Awards.

David W. Sass for the past 61 years has been a practicing attorney in New York City and is currently a Special Council in the law firm of McLaughlin & Stern, LLP. Mr. Sass is also licensed in the State of Texas. Mr. Sass has been a director of ICTS since 2002 and is also a director of several privately held corporations. Mr. Sass is an Honorary Trustee of Ithaca College.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Thesys Group, a private financial technology company and a board member and Chairman of the Audit & Finance Committee of WL Gore & associates. Mrs. Lieberman is a board member of Equilend, a financial technology company, where she chairs the risk committee. Formerly Mrs. Lieberman served as board member for the South-Central Connecticut Regional Water Authority, board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

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

Alon Raich is a CPA (Isr). From 2001 to 2002, Mr. Raich worked in the accounting firm Kesselman & Kesselman, PriceWaterhouseCoopers (PWC). Mr. Raich joined ICTS in September 2005 as Financial Controller and became Chief Financial Officer (CFO) of ICTS in 2008. Since February 2020, Mr. Raich is a joint Managing Director and CFO of the Company. Mr. Raich holds a BA degree in economics and accounting and a MA degree in law from Bar Ilan University, Israel.

Rom Shaked is a CPA (Isr.) and an attorney at law (Isr.). Mr. Shaked joined ICTS in 2015 as an Internal Auditor. From April 2019 until December 2021 Mr. Shaked was nominated as Deputy CEO of I-SEC International Security B.V. and was responsible for I-SEC’s Quality Assurance, Corporate HR, and was providing support in project management in different areas. As of January 1st 2022 Mr. Shaked is the CEO of I-SEC International Security B.V. As of February 2020, Mr. Shaked is a joint Managing Director of the Company and for I-SEC International. Before joining ICTS Mr. Shaked was working as a financial auditor and in the Israeli Securities Authority (ISA).

Summary Compensation Table

The following table sets forth compensation earned by the Company’s highest paid executive during the years 2019 through 2021 (U.S. Dollars in thousands):

Principal Position	Year	Salary	Sales Commission	All Other Compensations	Non-equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	Number of Option Award	Number of Stock Awards	Total
		$	$	$	$	$			$
Managing	2021	204	1,397	109	-	-	-	-	1,700
Director of a	2020	192	459	90	-	-	-	-	741
Subsidiary	2019	185	529	87	-	-	-	-	801

Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $30 thousands and a fee for each Supervisory Board or committee meeting attended of $2 thousands. The Chairman of the Audit Committee receives an additional $20 thousands per year. The Chairman of the Board receives an annual fee of $50 thousands. Managing Directors are being employed by the Company and the total expenses regarding the employment of the current Managing Directors for the year ended December 31, 2021 was $0.6 million.

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2021:

	Salaries, fees,	Pension, retirement
	commissions	and other
	and bonuses	similar benefits
	(in thousands)

Supervisory Directors as a group (7 persons)	$304	$-
Officers as a group (6 persons)	$2,671	$332

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

The members of the Supervisory Board as of December 31, 2021 and the initial year they joined the Supervisory Board are as follows: Menachem Atzmon (1999), Ron Atzmon (2018), Gil Atzmon (2018), David W. Sass (2002), Philip M. Getter (2003), Gordon Hausmann (2005) and Gail F. Lieberman (2010).

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

Employees

As of December 31, 2021, the Company has 6,290 employees, of which 4,698 employees are located in Europe, Far East and Israel and 1,592 are located in the United States of America.

Share Ownership

See tables under Item 7: "Major Shareholders" and "Related Party Transactions" below.

Options to Purchase Securities

In June 2016, AU10TIX Limited adopted a Stock Option Plan and reserved 500,000 shares of common stock for that subsidiary’s future issuance. As of December 31, 2021, the subsidiary has 13,000,000 authorized shares of which 12,500,000 shares are issued and outstanding. Under the stock option plan, stock options may be granted to that subsidiary’s employees, officers, directors, consultants and service providers of the subsidiary at an exercise price as determined by the subsidiary’s board of directors with expiration terms of not more than ten years after the date such option is granted. Options granted under the plan generally vest over a period of four years.

In August 2020, AU10TIX’s board of directors agreed to move the option plan from AU10TIX Limited to AU10TIX, which is still in process. During the year ended December 31, 2021, 30,000 options were granted by AU10TIX of which 22,500 options are fully vested as of December 31, 2021. The weighted average exercise price was $26.46 and the weighted average remaining contractual term as of December 31, 2021 is 5.2 years.

As of December 31, 2021, there are 222,375 options outstanding and exercisable.

Item 7.          Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Common Shares as of December 31, 2021 with respect to:

Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Shares.

All directors and officers as a group.

	Percent of
	Amount Beneficially	Common shares
Name Shareholders Holding Five Percent or More	Owned (a)	Outstanding (a)

MacPherson Trust and its Ultimate Beneficial Owners (b)	62.6%	23,418,861
Menachem J. Atzmon	13.0%	4,850,000
Igal Tabori	5.3%	2,002,483
All officers and directors as a group (9 persons), the MacPherson Trust and its Ultimate Beneficial Owners	84.1%	31,480,721

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

2. As of December 31, 2021 the Company has convertible notes payable to a related party in the total amount of $1.2 million, convertible at a rate of $0.40 per share. The calculation above does not take into consideration the conversion of convertible notes.

Related Party Transactions

An entity related to one of the Company’s Supervisory Board members provide legal services to the Company. Legal expense related to these services is $0.1million, $46 and $46 thousand for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company engages the services of a related party to provide certain selling and management services to the authentication technology segment. The Company incurred expenses of $1.7, $0.7 and $0.8 million for such services for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, and 2020 the outstanding balances due for these services were $0.3 and $0.1 million, respectively, included in accrued expenses and other current liabilities. In addition, since April 2018, the related party serves as a board member of the Company and was paid an amount of $38, $38 and $28 thousand as board fees, for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company engages the services of a related party to provide certain selling services to its authentication technology segment. The Company incurred expenses of $0.1, $0.1 and $0.1 million for such services for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company engaged the services of a related party to provide internal audit services. As of February 2020, the related party acts as a Managing Director of the Company. The Company incurred expenses of $0.3, $0.2 and $0.2 million for such services for the years ended December 31, 2021, 2020 and 2019, respectively.

The chairman of the board, a related party, receives annual compensation of $0.1 million for his services as chairman. In addition, in 2021 and 2020, the Company incurred salary expenses of $0.1 and $0.1 million, respectively for the services he provides to AU10TIX.

In August 2017, the Company engaged the services of a related party to provide certain selling and administrative services to its authentication technology segment. The Company incurred expenses of $0, $0 and $39 thousand for such services for the years ended December 31, 2021, 2020 and 2019, respectively. In addition, the related party serves as a board member of the Company, and was paid an amount of $38, $38 and $30 thousand as board fees, for the years ended December 31, 2021, 2020 and 2019, respectively.

In May 2018, the Company engaged the services of a related party to provide certain administration services. The Company incurred expenses of $0.1, $0.1 and $0.1 million for such services for the years ended December 31, 2021, 2020 and 2019, respectively.

In May 2019, the Company engaged the services of Arrow (see note 6) to provide some administrative services. The Company incurred expenses of $0.3, $0.1 and $0.6 million for such services for the years ended December 31, 2021, 2020 and 2019, respectively.

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

In May 2020, an entity related to the Company’s main shareholder provided a letter of credit of €2.0 million ($2.3 million as of December 31, 2021) to a commercial bank to guarantee a borrowing arrangement on behalf of one of the Company’s subsidiaries. The Company provided to the related party a deposit of $2.2 million against the letter of credit which was paid back to the Company after the letter of credit was cancelled.

The Company has debt to related parties as described before in section “Related Parties Financing”.

Item 8.          Financial Information

The Consolidated Financial Statements and Financial Statement Schedule are included herein on pages F-1 through F-38.

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

Inquiry Proceedings

On June 24, 2021 a minority shareholder of the Company initiated inquiry proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal (the “Court”) which is a specialized court dedicated to resolving corporate disputes. The shareholder has requested the Court to appoint an investigator on behalf of the Court in accordance with Dutch law, to investigate certain activities of the Company that have been previously disclosed by the Company in its periodic filings with the SEC for the fiscal years ended December 31, 2020 and 2019. The shareholder has not requested the Court to order preliminary relief, but has requested the Court to order the registrant to pay the costs of the proceedings. The Company expects that the Court will grant its judgement in June 2022.

White Line

In 2017, the company invested $3,500 in White Line B.V., a limited Company incorporated in the Netherlands, representing 10% of the issued and outstanding share capital of White Line B.V.

The Company had an agreement with an entity related to its main shareholder, according to which, if the value of this investment decrease, the related party entity has guaranteed to repurchase this full investment in minimum amount of $3,500. In December 2018, the related party entity purchased the full investment from the Company for $3,500. In 2021, the Company has a dispute with White Line B.V. as certain items disclosed in White Line B.V. financials appeared questionable. As the economical ownership is not within the Company any more, the Company has no financial exposure on this dispute.

Agency Agreements

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3.0 million ($3.4 million as of December 31, 2021).

In March 2016, the Company entered into an agreement with a third party to assist the Company with the possible sale of one of the Company’s subsidiaries (see note 13). The fees depend on the outcome of the assignment and are between 2% - 5% of the sale consideration but not less than $4.0 million In February 2019 the agreement was amended. According to the amendment, in case that less than 50% of the voting stock or majority of the subsidiary assets are being sold the transaction fee will be 5% of the sale consideration but not lower than $3.0 million. In January 2022, the agreement was amended so that the fees will be 2%-3% of the sale consideration but not less than $4.0 million and with a cap of $20.0 million.  In case that less than 50% of the voting stock or majority of the subsidiary assets are being sold the transaction fee will be 5% of the sale consideration but not lower than $4.0 million.

In August 2017, the Company entered into an agreement with a third party to assist the Company with a possible sale of one of the Company’s subsidiaries. The fees depend on the outcome of the assignment and are between 2% - 10% of the sale consideration but not less than € 2.0 million ($2.3 million as of December 31, 2021). The agreement was terminated in June 2021, although the third party is entitled to the consideration in case that subsidiary will be sold before December 2022.

Item 9.          The Offer and Listing

Our shares of common stock are currently traded on the OTC under the symbol ICTSF.

The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2017	$1.30	$0.45
2018	$1.09	$0.40
2019	$3.00	$0.15
2020	$4.09	$1.34
2021	$10.00	$4.00

The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2021	High	Low
First quarter	$6.00	$4.00
Second quarter	$10.00	$5.00
Third quarter	$10.00	$6.00
Fourth quarter	$9.10	$6.25

2020	High	Low
First quarter	$4.09	$2.40
Second quarter	$3.00	$1.34
Third quarter	$3.35	$2.56
Fourth quarter	$4.00	$2.31

2019	High	Low
First quarter	$0.26	$0.25
Second quarter	$0.25	$0.15
Third quarter	$1.45	$0.19
Fourth quarter	$3.00	$1.05

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

As of December 31, 2021, 37,433,333 Shares were issued and outstanding.

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

Decision-Making

In a meeting of the Management Board, each Managing Director is entitled to cast one vote. All resolutions by the Management Board are adopted by the favorable vote of a majority of the Managing Directors present or represented at the meeting (and in respect of whom no conflict of interest exists).

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

Decision-Making

In a meeting of the Supervisory Board, each Supervisory Director is entitled to cast one vote. A Supervisory Director may grant a written proxy to another Supervisory Director (if in office) to represent him at a meeting. All resolutions by the Supervisory Board are adopted by the favorable vote of a majority of the Supervisory Directors present or represented at the meeting (and in respect of whom no conflict of interest exists).

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

Taxation of Dividends

For U.S. federal income tax purposes, the gross amount of distributions, if any, (including any withholding tax thereon) made by the Company out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be included in the gross income of a direct U.S. Holder as foreign source dividend income on the date of receipt but in the case of a U.S. Holder that is a corporation, generally will not be eligible for a dividends received deduction if the Company constitutes a so-called “specified 10%-owned foreign corporation” with respect to such a U.S. Holder.

Subject to the discussion below regarding passive foreign investment companies, the Company should be considered to be a “qualified foreign corporation” so that such dividends should be eligible to be taxed as net capital gains (at a maximum U.S. federal rate of 20 percent in the hands of a non-corporate U.S. Holder) plus potentially a net investment income tax (for non-corporate U.S. Holders) at a maximum rate of 3.8%.

Distributions in excess of the earnings and profits of the Company will be treated, for U.S. federal income tax purposes, first as non-taxable to the extent of the U.S. Holder's basis in the shares (thereby increasing the amount of any gain and decreasing the amount of any loss realized on the subsequent disposition of such shares) and then as a gain from the sale or exchange of the shares. The amount of any dividend paid in Euros generally will be determined based on the U.S. dollar value of the Euro on the date of receipt regardless of whether the U.S. Holder converts the payment into U.S. dollars.

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

However, the full amount of the dividend, including any withheld amounts, generally will be subject to current United States federal income taxation whether or not such Holder the benefit of a credit for the amount withheld. In the event the Company pays a dividend to a U.S. Holder out of the earnings of a non-Dutch subsidiary, however, it is possible that under certain circumstances that such U.S. Holder would not be entitled to claim a credit for a portion of any Dutch taxes withheld by the Company from such dividend. Based on historic economics, the portion of Dutch withholding tax that may not be creditable in this instance should equal a maximum of 3% of the gross amount of such dividend (or 20% of the Dutch taxes withheld in the case of a U.S. Holder entitled to claim a 15% withholding rate under the U.S. Tax Treaty). This limitation would potentially apply only under circumstances where the Company pays dividends on the shares.

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

If the Company is a PFIC for any taxable year during which a U.S. Holder holds shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that the U.S. Holder receives on shares, and any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the shares unless the U.S. Holder makes a “qualified electing fund” or “mark-to-market” election as discussed below.

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

If the Company were to become a PFIC, a U.S. Holder may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Holder’s share of the Company’s income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the Company, as a PFIC, agrees to furnishes the shareholder annually with certain tax information. Management has not decided whether, under such circumstances, the Company would prepare or provide such information. Alternatively, if the Company were to become a PFIC, a U.S. Holder might, depending on the volume of trading of our stock, make a mark-to-market election to elect out of the excess distribution rules discussed above.

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

Taxes in the Netherlands

Corporate Income Tax – General

We are incorporated under the laws of the Netherlands and are therefore subject to Netherlands corporate income tax. As of 2020, the standard corporate income tax rate is 15% on profits up to €0.245 million and 25% on the excess. In 2021, the statutory corporate income tax rates will be lowered further to 15% and 25%, respectively. In 2022 the statutory corporate income tax rates will be 15% on profits up to €0.4 million and 25%, on the excess.

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

The subsidiary would be deemed to be held as a portfolio investment by the parent company if (i) the assets of the subsidiary usually consist, on a consolidated basis, for more than 50 per cent of shareholdings (and similar rights) of less than 5 per cent in other entities or (ii) the subsidiary company’s activities consist for more than 50% of group financing activities. Group financing includes loans, credit instruments and also leasing of equipment, intangibles and other assets.

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

Apart from special provisions in relation to certain liquidation losses, capital losses incurred in relation to qualifying participations are not deductible for Netherlands corporate income tax purposes

Costs related to the acquisition of qualifying participations are generally not deductible. Costs related to the disposal of qualifying participations are also generally not deductible. Other expenses relating to participations (e.g. the cost of financing) are in principle deductible, subject to possible interest deduction limitations.

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

Controlled Foreign Company Regulations

As per 1 January 2019, the Netherlands has implemented the Controlled Foreign Company (“CFC”) regulations provided for in the EU Anti-Tax Avoidance Directive (“ATAD”) into domestic law. Based on these regulations, subject to conditions, certain types of passive income generated by qualifying CFC’s that are resident in low-tax jurisdictions (i.e., countries with a statutory profit tax rate lower than 9%) or jurisdictions that are included on the EU list of non-cooperative jurisdictions, are taxable at the level of the parent company against the regular Dutch corporate income tax rates mentioned above.

Interest Deduction Limitations

As of 1 January 2019, the Netherlands has implemented the generic interest stripping rule provided for in the EU Anti-Tax Avoidance Directive (“ATAD”) into domestic law. The earnings stripping rule limits the possibility to deduct “excess” interest costs (i.e. the balance of interest costs and interest income) to 30% of a taxpayer’s EBITDA. As of January 1, 2022, the before mentioned percentage has been reduced from 30% to 20%. The earnings stripping rule provides for a €1.0 million threshold, which means that the deduction of excess interest costs up to €1.0 million will not be restricted.

Besides the earnings stripping rule, Netherlands tax law includes other anti-abuse provisions in relation to the deductibility of interest. In addition, interest deductions may be disallowed based on the abuse of law doctrine (“fraud legis”).

Loss Compensation

According to Netherlands tax law, losses incurred may be carried back for one year. As of 1 January 2019, the possibility to carry forward losses was limited from nine years to six years. As from 1 January 2022, losses can be carried forward indefinitely. The yearly utilization of carry forward losses will be limited to €1.0 million, plus 50% of taxable income above €1.0 million. The new rules are also applicable to already existing carry forward losses as per 1 January 2022 (i.e., carry forward losses from 2013 and subsequent years).

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

This summary does not address the tax consequences of a holder of Shares who:

(a) receives income or realizes capital gains in connection with his or her employment activities or in his/her capacity as (former) Management Board member and/or (former) Supervisory Board member; or

(b) is a resident of any non-European part of the Netherlands; or

(c) for whom the Shares form part of a “lucrative interest” (see further below).

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

Dividend Withholding Tax

General

ICTS is generally required to withhold dividend withholding tax imposed by the Netherlands at a rate of 15% on dividends distributed by ICTS in respect of Shares. The expression “dividends distributed by ICTS” as used herein includes, but is not limited to:
(a) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital (“gestort kapitaal”) not recognized for Netherlands dividend withholding tax purposes;

(b) liquidation proceeds, proceeds of redemption of Shares or, as a rule, consideration for the repurchase of Shares by ICTS in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes;

(c) the par value of Shares issued to a holder of Shares or an increase of the par value of Shares, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made; and

(d) partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (i) the General Meeting has resolved in advance to make such repayment and (ii) the par value of the Shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association of ICTS.
Holders of Shares Resident in the Netherlands

A holder of Shares that is resident or deemed to be resident in the Netherlands is generally entitled, subject to the anti-dividend stripping rules described below, to a full credit against its (corporate) income tax liability, or a full refund, of the Netherlands dividend withholding tax. As from 1 January 2022, corporate taxpayers can only claim a credit for Netherlands dividend withholding tax for at maximum the amount of their corporate income tax liability in any given year. Non-credited dividend withholding tax can be carried forward indefinitely and be credited against the taxpayer’s tax liability in future years.

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

As from 2024, the new Conditional Withholding Tax Rule (CWTR) will enter into force. Based on the CWTR, a withholding tax will be levied on (i) dividend payments to corporate shareholders resident in low-tax jurisdictions (i.e., countries with a statutory profit tax rate lower than 9%), (ii) dividend payments to jurisdictions that are included on the EU list of non-cooperative jurisdictions and (iii) dividend payments to hybrid entities and artificial structures intended to avoid Dutch withholding tax on dividends (i.e. abuse situations). The rate of the CWHT on dividends is linked to the highest rate of the Dutch corporate income tax (currently being 25.8%). The proposed CWHT on dividend payments will be a new tax that will exist next to the regular Dividend Withholding Tax (rate: 15%). As a result, these taxes may apply simultaneously on the same dividend payment under certain circumstances. For these situations, the new CWHT rule provides for an anti-accumulation scheme that could be applied so that effectively a maximum rate of 25.8% is applied

Holders of Shares Resident in the U.S.

Dividends paid to U.S. resident holders of Shares that are eligible for benefits under the Convention between the Netherlands and the United States of America for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes and Income, dated 18 December 1992 as amended by the protocol of 8 March 2004 (the U.S. Tax Treaty) are generally subject to a reduced dividend withholding tax rate of 5% in case of certain U.S. corporate shareholders owning at least 10% of ICTS’ total voting power. Certain U.S. pension funds and tax-exempt organizations may qualify for a complete exemption from Netherlands dividend withholding tax.

Under the U.S. Tax Treaty such benefits are generally available to U.S. residents if such resident is the beneficial owner of the dividends, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands and to which enterprise or part of an enterprise Shares are attributable. A person may, however, not claim the benefits of the U.S. Tax Treaty if such person’s entitlement to such benefits is limited by the provisions of Article 26 (the limitation on benefits provision) of the U.S. Tax Treaty. The reduced dividend withholding tax rate can generally be applied at source upon the distribution of the dividends, provided that the proper forms have been filed in advance of the distribution. In the case of certain tax-exempt organizations, as a general rule, the so-called refund method applies; only when certain administrative conditions have been fulfilled may such tax-exempt organization use the exemption method.

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

Taxes on Income and Capital Gains

Holders of Shares Resident in the Netherlands: Individuals

A holder of Shares who is an individual resident or deemed to be resident in the Netherlands will be subject to regular Netherlands income tax on the income derived from Shares and the gains realized upon the acquisition, redemption and/or disposal of Shares by the holder thereof, if:
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

If either of the abovementioned conditions (a) or (b) applies, income derived from Shares and the gains realized upon the acquisition, redemption and/or disposal of Shares will in general be subject to Netherlands income tax at the progressive rates up to 49.5%.
If the abovementioned conditions (a) and (b) do not apply, a holder of Shares who is an individual, resident or deemed to be resident in the Netherlands will not be subject to taxes on actual income and capital gains in the Netherlands. Instead, such individual is generally taxed at a flat rate of 30% on deemed income from “savings and investments” (“sparen en beleggen”), which deemed income is determined on the basis of the amount included in the individual’s “yield basis” (“rendementsgrondslag”) at the beginning of the calendar year minus a tax-free threshold. The tax-free threshold for 2021 is €50,000 (2022: €50,650). Following recent case law from the Supreme Court of the Netherlands, the systematics of determining the deemed income from savings and investments was changed by the Dutch government retro-actively to 2017. Based on these changes, the deemed income from portfolio investments (such as investments in Shares) is determined based on the multiple-years weighted average realized with investments in bonds, shares and real estate. For the years 2017-2021, the percentage was set between 5.28% and 5.69%. Given the current developments, resident individual holders of Shares are recommended to consult their own tax adviser to determine the potential effect of the above changes in their specific situation.

Holders of Shares Resident in the Netherlands: Corporate Entities

A holder of Shares that is resident or deemed to be resident in the Netherlands for corporate income tax purposes, and that is:

•	a corporation;
•	another entity with a capital divided into shares;
•	a cooperative (association); or
•	another legal entity that has an enterprise or an interest in an enterprise to which the Shares are attributable,

but which is not:

•	a qualifying pension fund;
•	a qualifying investment fund (fiscale beleggingsinstelling) or a qualifying exempt investment Institution (“vrijgestelde beleggingsinstelling”); or
•	another entity exempts from corporate income tax,

will in general be subject to regular corporate income tax, against the regular Dutch income tax rates mentioned above over income derived from Shares and the gains realized upon the acquisition, redemption and/or disposal of Shares, unless, and to the extent that, the participation exemption (“deelnemingsvrijstelling”) applies.
Holders of Shares Resident Outside the Netherlands: Individuals
A holder of Shares who is an individual, not resident or deemed to be resident in the Netherlands will not be subject to any Netherlands taxes on income derived from Shares and the gains realized upon the acquisition, redemption and/or disposal of Shares (other than the dividend withholding tax described above), unless:

(a)
such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (“vaste inrichting”) or a permanent representative (“vaste vertegenwoordiger”) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, Shares are attributable; or

(b)
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

If either of the above-mentioned conditions (a) or (b) applies, income or capital gains in respect of dividends distributed by ICTS or in respect of any gains realized upon the acquisition, redemption and/or disposal of Shares will in general be subject to Netherlands income tax at the progressive rates up to 51.75%.
Holders of Shares Resident Outside the Netherlands: Legal and Other Entities

A holder of Shares that is a legal entity, another entity with a capital divided into shares, an association, a foundation or a fund or trust, not resident or deemed to be resident in the Netherlands for corporate income tax purposes, will not be subject to any Netherlands taxes on income derived from Shares and the gains realized upon the acquisition, redemption and/or disposal of Shares (other than the dividend withholding tax described above), unless:
(a)
such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (“vaste inrichting”) or a permanent representative (“vaste vertegenwoordiger”) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, Shares are attributable; or

(b)
such holder has a substantial interest in ICTS, that (i) is held with the avoidance of Netherlands income tax as (one of) the main purpose(s) and (ii) forms part of an artificial structure or series of structures (such as structures which are not put into place for valid business reasons reflecting economic reality).

If one of the above-mentioned conditions applies, income derived from Shares and the gains realized upon the acquisition, redemption and/or disposal of Shares will, in general, be subject to corporate income tax against the regular Dutch corporate income tax rates mentioned above, unless, and to the extent that, with respect to a holder as described under (a), the participation exemption (“deelnemingsvrijstelling”) applies.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission (“SEC”). These materials may be inspected at the Company’s office in Schiphol-Oost, The Netherlands. Documents filed with the SEC may also be read and copied at the SEC’s public reference room at 100 F Street N.E. Room 1580 Washington, DC 20549 USA. For further information please call the SEC at 1-800-SEC-0330. All the SEC filings made electronically by ICTS are available to the public on the SEC web site at http://www.sec.gov (commission file number 0-28542). Those reports are also available free of charge at www.ictsintl.com.

Subsidiary Information

Not applicable

Item 11.        Quantitative and Qualitative Disclosure About Market Risk
Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2021, approximately 29% of the Company’s revenues were derived in the United States of America, and approximately 71% was derived in Europe and the Far East. The Company is subject to market risks associated with foreign currency exchange rate fluctuations. We utilize some derivative instruments to manage the exposure to currency risk relating salaries in Israel. As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk - We are subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. An increase of 1% in the interest rate would have increased the Company’s interest expense for bank loans, convertible notes payable to a related party and other parties, by approximately $0.1 million in the year ended December 31, 2021.

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

(b) Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Managing Directors and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management’s report in this annual report.

(c) On the evaluation conducted by our Managing Directors and Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2021 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A      Audit Committee Financial Experts
The members of the Audit Committee consist of Philip M. Getter, Gordon Hausmann and Gail F. Lieberman. All members are independent, with no relationship with management. Mr. Getter and Ms. Lieberman have financial expertise. Mr. Getter is the Chairman of the Audit Committee.
Item 16B      Code of Ethics
The Company has adopted a Code of Ethics for principal’s executive officers and senior financial officers.
Item 16C      Principal Accountant Fees and Services
The following table sets forth the aggregate fees billed by our independent registered public accounting firm, Mayer Hoffman McCann CPAs, the New York Practice of Mayer Hoffman McCann P.C. (“MHM”), for services rendered to us during the years ended December 31, 2021 and 2020.

The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant’s independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).
	2021	2020
Audit fees	$268	$257
Audit related fees	-	-
Tax fees	-	-
Total fees	$268	$257

Substantially all of MHM’s personnel, who work under the control of MHM shareholders, are employees of wholly- owned subsidiaries of CBIZ, Inc., which provides personnel and various services to MHM in an alternative practice structure.

Item 16D      Exemptions from the Listing Standards for Audit committees

Not applicable.

Item 16E.     Purchase of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
Item 16F.      Change in Registrant’s Certifying Accountant

On April 27, 2022, the Company was informed by MHM, its auditor, that they have decided to decline to stand for re-appointment after completion of the current audit. In connection therewith, the Company provides that:
1.
The audit report of MHM on the financial statements of the Company as of and for the years ended December 31, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

2.
During the years ended December 31, 2020 and 2019 and during the period from January 1, 2021 to the present, there were no disagreements with MHM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to MHM satisfaction, would have caused MHM to make reference in connection with its opinion to the subject matter of the disagreement.

3.	No “reportable events”, as that term is described in Item 16F(a)(1)(v)(A)-(D) of this form 20-F, occurred within the years ended December 31, 2020 and 2019 and subsequently up to date hereof.

The audit committee of the company has accepted MHM’s decision not to stand for re-appointment.

We provided a copy of this disclosure to MHM and requested that MHM furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter of MHM addressed to the SEC, dated April 29, 2022, was filed as Exhibit D to the report 6-K filed with the SEC on April 29, 2022.

 Item 16G.    Corporate Governance
There are no significant differences between the corporate governance practices in the Netherlands and the U.S. The Company has adopted the U.S. practices.

PART III

Item 17.        Financial Statements
See Item 18.
Item 18.        Financial Statements
The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-38.
Item 19.        Exhibits

1.	Articles of Association of the Company filed as Exhibit to Form 20-F for the year ended December 31, 1999. *
2.	Articles of Amendment of the Articles of Association filed as Exhibit to Form 6K dated April 22, 2009.*
3.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2012. *
4.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2020.*
5.	Specimen of the Company’s Common Stock filed as Exhibit to Form 20-F for the year ended December 31, 1999.*
6.	Revised Code of Ethics for Principal Executive Officers and Senior Financial Officers. Filed as Exhibit to Form 20-F December 13, 2020.*
7.	MHM letter to the Securities and Exchange Commission filed as exhibit (d) to the Form 6-K dated April 29, 2022.
12.1	Certification by the registrant’s Managing Director and Principal Executive Officer pursuant to Rule13a-14(a)
12.2	Certification by the registrant’s Chief Financial Officer pursuant to Rule 13a-14(a)
13.1	Certification by the Registrant’s Managing Director and Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
13.2	Certification by the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to the Company’s fillings.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

By:	/s/ Rom Shaked
Name:	Rom Shaked
Title:	Managing Director
Date:	May 16, 2022

By:	/s/ Alon Raich
Name:	Alon Raich
Title:	Managing Director and Chief Financial Officer
Date:	May 16, 2022

 ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2021 ANNUAL REPORT

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of Directors and Stockholders of ICTS International N.V. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ICTS International N.V. and Subsidiaries (“Company”) as of December 31, 2021 and 2020 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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
May 16, 2022

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$88,753	$51,602
Restricted cash	14,699	9,472
Accounts receivable, net	55,089	34,371
Receivable from a related party	-	2,200
Prepaid expenses and other current assets	16,021	18,909
Total current assets	174,562	116,554

Deferred tax assets, net	1,403	1,169
Investments	525	1,482
Property and equipment, net	5,710	5,525
Operating lease right of use assets	10,938	12,938
Goodwill	690	746
Other assets	2,052	1,974
Total assets	$195,880	$140,388

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable-banks	$199	$8,104
Accounts payable	5,857	3,716
Accrued expenses and other current liabilities	39,834	32,320
Value added tax (VAT) payable	5,378	11,096
Income taxes payable	6,292	567
Operating lease liabilities, current	3,317	3,531
Total current liabilities	60,877	59,334

Convertible notes payable to a related party	1,192	1,200
Operating lease liabilities, non-current	8,298	9,333
Other liabilities	40,867	25,684
Total liabilities	111,234	95,551

COMMITMENTS AND CONTINGENCIES (NOTE 18)

REDEEMABLE NON-CONTROLLING INTERESTS (NOTE 13)	90,478	75,322

SHAREHOLDERS' DEFICIT:
Common stock, €0.45 par value; 150,000,000 shares authorized as of December 31, 2021 and 2020. 37,433,333 shares issued and outstanding as of December 31, 2021 and 2020.	19,186	19,186
Additional paid-in capital	16,844	26,706
Accumulated deficit	(33,796)	(68,603)
Accumulated other comprehensive loss	(7,866)	(6,259)
Non-controlling interests in subsidiaries	(200)	(1,515)
Total shareholders' deficit	(5,832)	(30,485)
Total liabilities and shareholders' deficit	$195,880	$140,388

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share data)

	For the Years Ended December 31,
	2021	2020	2019

Revenue	$324,934	$248,419	$333,307
Cost of revenue	209,771	196,569	290,461
GROSS PROFIT	115,163	51,850	42,846
Operating expenses:
Research and development	12,114	6,541	5,060
Selling, general and administrative	50,882	37,239	33,063
Goodwill impairment	139	-	-
Total operating expenses	63,135	43,780	38,123
OPERATING INCOME	52,028	8,070	4,723
Equity income (loss) from investment in affiliates	(983)	(790)	91
Other expenses, net	(537)	(1,288)	(10,518)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	50,508	5,992	(5,704)
Income tax expenses	9,220	590	1,549
NET INCOME (LOSS)	41,288	5,402	(7,253)
Net income attributable to non-controlling interests	6,481	999	789
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$34,807	$4,403	$(8,042)

BASIC AND DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE
Net income (loss) attributable to ICTS International N.V.	$34,807	$4,403	$(8,042)
Less deemed dividend attributable to redeemable non-controlling interests	10,102	-	-
Net income (loss) available to ICTS International N.V. shareholders	24,705	4,403	(8,042)

Basic weighted average number of shares	37,433,333	35,827,854	30,524,461

Net income (loss) per share attributable to ICTS International N.V. - basic	$0.66	$0.12	$(0.26)

Diluted weighted average number of shares	40,237,340	38,424,718	30,524,461

Net income (loss) per share attributable to ICTS International N.V. - diluted	$0.61	$0.11	(0.26)

COMPREHENSIVE INCOME (LOSS)

Net income (loss)	$41,288	$5,402	$(7,253)
Other Comprehensive Income (loss) - Translation adjustments	(1,861)	20	79
Unrealized gains on derivative instruments	32	-	-
Comprehensive income (loss)	39,459	5,422	(7,174)
Comprehensive income attributable to non-controlling interests	6,259	1,106	795
COMREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$33,200	$4,316	$(7,969)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(In thousands, except share data)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Non-Controlling	Total Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Interests	Deficit
BALANCE AT DECEMBER 31, 2018	25,100,000	$12,896	$23,457	$(64,964)	$(6,245)	$-	$(34,856)
Net income (loss)	-	-	-	(8,042)	-	15	(8,027)
Issuance of common stock	10,333,333	5,224	1,474	-	-	-	6,698
Sale of AU10TIX Technologies B.V. preferred shares, series A-1, net	-	-	2,041	-	-	(1,614)	427
Translation adjustment	-	-	-	-	73	-	73

BALANCE AT DECEMBER 31, 2019	35,433,333	18,120	26,972	(73,006)	(6,172)	(1,599)	(35,685)
Issuance of common stock	2,000,000	1,066	(266)	-	-	-	800
Net income	-	-	-	4,403	-	74	4,477
Translation adjustment	-	-	-	-	(87)	10	(77)

BALANCE AT DECEMBER 31, 2020	37,433,333	19,186	26,706	(68,603)	(6,259)	(1,515)	(30,485)
Conversion of preferred shares A and A-1 in AU10TIX Technologies B.V. to new series A		-	(10,102)	-	-	1,045	(9,057)
Net income	-	-	-	34,807	-	281	35,088
Stock-based compensation – AU10TIX Technologies B.V.	-	-	240	-	-	-	240
Translation adjustment	-	-	-	-	(1,639)	(11)	(1,650)
Unrealized gains on derivatives instruments	-	-	-	-	32	-	32

BALANCE AT DECEMBER 31, 2021	37,433,333	$19,186	$16,844	$(33,796)	$(7,866)	$(200)	$(5,832)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2021	2020	2019
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$41,288	$5,402	$(7,253)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,061	2,090	1,688
Goodwill impairment	139	-	-
Gain from sale of investment	(186)	-	-
Bad debt expense	864	272	260
Deferred income taxes	(292)	(651)	(35)
Loss on disposal of property and equipment	-	71	-
Equity loss (income) from investment in affiliates	983	790	(91)
Stock-based compensation	350	-	-
Revaluation and related costs reimbursed to related party	-	-	8,139
Changes in assets and liabilities:	-	-	-
Accounts receivable, net	(23,280)	11,395	669
Receivable from related party	2,200	(2,200)	-
Prepaid expenses and other current assets	1,442	(13,562)	1,366
Other assets	(112)	485	(89)
Accounts payable	2,321	(2,548)	(30)
Accrued expenses and other current liabilities	9,400	(5,521)	(7,055)
VAT payable	(4,793)	3,999	(4,734)
Income taxes payable	5,745	405	(1,799)
Operating lease accounts, net	(1,919)	19	(102)
Other liabilities	17,172	23,786	(26)

Net cash provided by (used in) operating activities	53,383	24,232	(9,092)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,434)	(2,197)	(1,884)
Purchase of company in Sweden	(150)	-	-
Capitalization of software costs	(1,040)	(603)	-
Proceeds from sale of property and equipment	79	67	-
Proceeds from sale of investment	200	-	-
Investments	(68)	(150)	(1,800)
Deposits at (withdraws from) insurance companies	(4)	(226)	151
Repayments from an affiliate	-	-	180
Net cash used in investing activities	$(2,417)	$(3,109)	$(3,353)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2021	2020	2019
CASH FLOW FROM FINANCING ACTIVITIES:
Borrowings (repayments) under lines of credit, net	$(7,230)	$(13,091)	$8,076
Repayments of convertible notes payable to a related party	(8)	-	(29,572)
Proceeds from a related party	-	-	1,000
Repayments of loan payable to a related party	-	(1,538)	(368)
Repayment of loan payable	-	(1,121)	(1,120)
Proceeds from sale of a subsidiary's preferred shares	-	-	80,000
Transaction costs	-	-	(6,054)
Decrease in bank overdrafts	-	(738)	(107)
Net cash provided by (used in) financing activities	(7,238)	(16,488)	51,855

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,350)	1,594	(482)

INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	42,378	6,229	38,928

CASH, CASH EQUIVALENTS AND RESTRICTED CASH BEGINNING OF YEAR	61,074	54,845	15,917

CASH, CASH EQUIVALENTS AND RESTRICTED CASH END OF YEAR	$103,452	$61,074	$54,845

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Stock issuance as reduction against convertible notes payable to related party	$-	$800	$6,698

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$152	$613	$1,963

Income taxes	$2,175	$1,329	$3,129

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 1 – ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or the "Company") operate in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment provide authentication services to financial and other institutions, predominantly in the United States of America.

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

The most significant estimates and assumptions included in these consolidated financial statements consist of the: (a) calculation of the allowance for doubtful accounts, (b) determination of the fair value of stock options, (c) recognition of contingent liabilities (d) valuation allowance of deferred income taxes, (e) determination of goodwill impairment (f) determination of future lease periods of existing lease contracts, (g) determination of interest rates used in order to calculate the present value of the operating lease liabilities and (h) determination of the estimated fair value of the AU10TIX preferred shares conversion.

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

Restricted Cash

Restricted cash as of December 31, 2021 consists of: (a) $3,350 held in bank accounts that serve as cash collateral for outstanding letters of credit ,(b) $10,599 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities (see note 5) and (c) $750 secured for derivative instruments.

Restricted cash as of December 31, 2020 consists of: (a) $3,991 held in bank accounts that serve as cash collateral for outstanding letters of credit and (b) $5,481 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

F - 8

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Cash (continued)

The following table provides a reconciliation of cash and restricted cash reported on the balance sheet that sum to the total of the same such amounts shown in the statements of cash flows.

	December 31,
	2021	2020

Cash and cash equivalents	$88,753	$51,602
Restricted cash	14,699	9,472
Total cash, cash equivalents and restricted cash
shown in the statement of cash flows	$103,452	$61,074

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for credit losses is based on historical collection experience, factors related to specific customers and current economic trends. The Company writes off accounts receivable when determined to be uncollectible and are recognized as a reduction to the allowance for credit losses. As of December 31, 2021, and 2020, the allowance for doubtful accounts is $991 and $690, respectively.

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

F - 9

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative instruments

Derivative instruments are measured at their fair value and recorded as either assets or liabilities. Changes in the fair value of derivatives designated as cash flow hedging instruments are initially recorded in other comprehensive income and a corresponding amount is reclassified out of other comprehensive income into earnings when the underlying transactions are recognized in the consolidated statements of operations and comprehensive income.

The Company maintains a risk management strategy that may incorporate the use of put options and forward exchange contracts, to minimize significant fluctuation in cash flows and/or earnings that are caused by exchange rate or interest rate volatility.

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

Capitalized Internal-Use Software Costs

The Company capitalizes certain costs incurred in developing internal-use software when capitalization requirements have been met. Costs prior to meeting the capitalization requirements are expensed as incurred. Costs, such as maintenance and training are also expensed as incurred. Capitalized costs are included in property and equipment, and amortized on a straight-lined basis over the estimated useful life of the software. Amortization expense, which is included in depreciation expense, amounted to $374, $147 and $0 during the years ended December 31, 2021, 2020 and 2019, respectively.

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company would record a goodwill impairment charge for the difference between the carrying value and the fair value of the goodwill, not to exceed the carrying amount of the goodwill. During the years ended December 31, 2021, 2020 and 2019, the Company recorded goodwill impairment charge of $139, $0 and $0, respectively on its goodwill.

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2021, 2020, and 2019, the Company did not record any impairment charges on its long-lived assets.

F - 10

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

For employees not under Section 14, severance liabilities are recorded based on the length of service and their latest monthly salary. The Company’s liabilities for the Israeli employees amounted to $1,631 and $1,556 as of December 31, 2021 and 2020, respectively and are included in other liabilities in the Company’s consolidated balance sheets. The deposits made at insurance companies to cover these liabilities amounted to $1,346 and $1,391 as of December 31, 2021 and 2020, respectively and are included in other assets in the Company’s consolidated balance sheets.

Leases

The Company follows Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842).

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

F - 11

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (Continued)

The Company as a lessee (continued)

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

Comprehensive Income (Loss) and Accumulated Other Comprehensive Loss

The Company's comprehensive income (loss) consists mostly of the Company’s net income (loss), foreign currency translation adjustments and changes in fair value of derivative instruments as cash flow instruments. Accumulated other comprehensive loss consist of the Company’s accumulated foreign exchange currency translation adjustments, and changes in fair value of derivative instruments.

Stock-Based Compensation

Stock-based compensation to employees and non-employees, including stock options, are measured at the fair value of the award on the date of grant based on the estimated number of awards that are ultimately expected to vest. The compensation expense resulting from stock-based compensation to management and administrative employees is recorded over the vesting period of the award in selling, general and administrative expense on the accompanying consolidated statements of operations and comprehensive income (loss). Compensation expense resulting from stock-based compensation to operational employees is recorded over the vesting period of the award in cost of revenue.

F - 12

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

Redeemable Non-Controlling Interests

When the Company or its subsidiaries issues preferred shares, it considers the provisions of FASB ASC 480 –"Distinguishing Liabilities from Equity" (Topic 480) in order to determine whether the preferred share should be classified as a liability. If the instrument is not within the scope of Topic 480, the Company or its subsidiaries further analyses the instruments characteristics in order to determine whether it should be classified within temporary equity (mezzanine) or within permanent equity in accordance with the provisions of Topic 480-10-S99. AU10TIX redeemable convertible preferred shares are not mandatorily or currently redeemable. However, it includes a liquidation or deemed liquidation events that would constitute a redemption event that is outside of the Company’s control. As such, all shares of redeemable preferred shares have been presented outside of permanent equity. The Company has not adjusted the carrying values of the redeemable preferred shares to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

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

The following table presents the Company’s revenues according to the Company’s segments:

	Year ended December 31,
	2021	2020	2019
Airport Security and Other Aviation Services	$253,687	$222,654	$309,548
Authentication Technology	71,247	25,765	23,759
Total revenue	$324,934	$248,419	$333,307

The following table presents the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Year ended December 31,
	2021		2020		2019
Germany	$126,367	39%	$119,500	48%	$137,207	41%
The Netherlands	52,165	16%	58,446	24%	97,700	29%
United States	94,743	29%	45,305	18%	73,719	22%
Spain	30,946	10%	7,465	3%	3,138	1%
Other countries	20,713	6%	17,703	7%	21,543	7%
Total revenue	$324,934	100%	$248,419	100%	$333,307	100%

F - 13

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

Practical Expedients and Exemptions

Because nearly all our contracts are based on input measure of time of service provided (as hours or attendance) no exemptions need to be made. We have no material contracts with material revenues expected to be recognized subsequent to December 31, 2021 related to remaining performance obligations.

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

F - 14

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

Pricing and Reduction to Revenues

The company determines standalone selling prices based upon the prices included in the client contracts, using expected costs plus margin, or other observable prices. The price as specified in our client contracts is considered the selling price as agreed with the customer. The Company’s variable consideration, if any, amounts are not material, and we do not expect significant changes to our estimates. The Company does not expect a significant reversal or when the uncertainty associated with the variable consideration is resolved. A customer might be offering a tier-based pricing scheme, or not, and in any event of usage above the committed amount, the pricing will remain unchanged.

Contracts

Client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which the company operates, and are typically set to a three-year deal duration. The payment terms vary by the type and location of our clients and services offered. The minimum commitment is usually being paid in advance. Client payments are typically due in 30 days after invoicing, but may be a shorter or longer term depending on the contract. Client contracts are usually range from one to three years, with a convenience exit every twelve months period, and at the end of the contract there is a renewal option. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

F - 15

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Deferred Revenues

The Company records deferred revenues when cash payments are received or due in advance of our performance. Deferred revenues at December 31, 2021 and 2020 were $2,239 and $2,143, respectively shown as part of the accrued expenses and other current liabilities and $1,030 and $263 shown as other liabilities. Revenue recognized for the years ended December 31, 2021, 2020 and 2019 that was included in the deferred revenue at the beginning of each year was $2,049, $1,879 and $2,001, respectively.

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

Cost of Revenue

Cost of revenue represents primarily payroll and employee related costs associated with employees who provide services under the terms of the Company’s contractual arrangements, insurance and depreciation and amortization.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs, professional services, consulting services and non-capitalized cost associated with the development of technologies.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs during the years ended December 31, 2021, 2020 and 2019 are $2,150, $735 and $828, respectively.

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

F - 16

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

The Company had net income for the years ended December 31, 2021 and 2020. For the year ended December 31, 2021 the net income of the Company was adjusted by $10,102 deemed dividends following the conversion of preferred shares A and A-1 in AU10TIX Technologies B.V. to new Series A. Potentially dilutive securities were included in the computation of diluted income per share as the conversion rate of the convertible note payable to related party was lower than the weighted average computed price of the Company’s stock for the year 2021 and 2020.

The Company had a net loss for the year ended December 31, 2019. For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common share is anti-dilutive due to the net loss in 2019. Potentially dilutive securities were excluded from the computation of diluted loss per share as the conversion rate of the convertible note payable to related party was higher than the market price of the Company’s common stock as of December 31, 2019, and the effect of including them is anti-dilutive.

The number of shares of common stock attributable to potentially dilutive securities for the years ended December 31, 2021, 2020 and 2019 were 2,978,843, 3,000,000 and 5,000,000 shares. Those shares were issuable upon conversion of convertible notes payable to related party at price of $0.40.

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

The Company maintains cash and cash equivalents and restricted cash in accounts with financial institutions in the United States of America, Europe, Japan and Israel. As of December 31, 2021, accounts at financial institutions located in the United States of America are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250 per institution. As of December 31, 2021, cash, cash equivalents and restricted cash of $17,522 is being held in the United States of America, of which $17,063 is uninsured. Bank accounts located in Europe, Japan and Israel, totaling $85,930 as of December 31, 2021, are uninsured.

F - 17

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk (continued)

The Company renders services to a limited number of airlines and airports through service contracts and provides credit without collateral. Some of these airlines and airports may have difficulties in meeting their financial obligations, which can have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. To mitigate this risk, the Company regularly reviews the creditworthiness of its customers through its credit evaluation process.

Revenue from three customers represented 64% of total revenue during the year ended December 31, 2021, of which customer A accounted for 39%, customer B accounted for 14% of total revenue and customer C accounted for 11% of total revenue. Accounts receivable from these three customers represented 39% of total accounts receivable as of December 31, 2021.

Revenue from two customers represented 70% of total revenue during the year ended December 31, 2020, of which customer A accounted for 48% and customer B accounted for 22% of total revenue. Accounts receivable from these two customers represented 47% of total accounts receivable as of December 31, 2020.

Revenue from two customers represented 69% of total revenue during the year ended December 31, 2019, of which customer A accounted for 41% and customer B accounted for 28% of total revenue. Accounts receivable from these two customers represented 57% of total accounts receivable as of December 31, 2019.

Customers A and B mentioned above, have been principle customers in the last three years.

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

Furthermore, as a result of its international operations, the Company is subject to market risks associated with foreign currency exchange rate fluctuations. The Company does not utilize derivative instruments to manage its exposure to such market risk except in one of its subsidiaries. As such, significant foreign currency exchange rate fluctuations can have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

Reclassification

Certain amounts have been reclassified in prior years balance sheets and statements of cash flows to conform with current period presentation.

Recently Issued Accounting Pronouncements

Accounting Standards Update 2021-10

In November 2021, the FASB issued an update for Government Assistance (Topic 832); Disclosures by Business Entities about Government Assistance. The amendment requires annual disclosures about transactions with a government that are accounted for as information about the nature of the transactions and the related accounting policy used, the line items on the balance sheet and income statement that are affected by the transactions and the significant terms and conditions of the transactions. The amendment is affective for financial statements issued for annual periods beginning after December 15, 2021. The Company has early adopted ASU 2021-10 and has provided the disclosures on Government Assistance in Note 14.

Accounting Standards Update 2021-08

In October 2021, the FASB issued an update for Business Combinations (Topic 805): Accounting for Contract Assets and Contract liabilities from Contracts with customers. This ASU requires entities to apply Topic 606, Revenue from Contracts with Customers to recognize and measure contract asset and contract liabilities in a business combination. The amendment is effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within that fiscal year. The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.

F - 18

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2020-06

In August 2020, the FASB issued an update for Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Own Equity (Subtopic 815-40): Accounting for Convertible instruments and Contracts in an Entity’s Own Equity. This ASU simplifies accounting for convertible instruments by removing major separation models required under current U.S.GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument and more convertible preferred stock as a single equity instruments with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The ASU also simplifies the diluted earnings per share (EPS) calculation in certain areas. The amendment is effective for public business entity for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.

NOTE 3 – BUSINESS COMBINATION

Acquisition in Sweden

In February 2021 the Company acquired 51% of the outstanding shares of Quality Detection Dogs Sweden AB (“QDD”). The purpose of the acquisition was to have a company with experience in training detection dogs in order to train dogs to detect explosive materials. Consideration of the acquisition was 1,250 SEK ($150 as of the purchase date), payment was done at closing.

The acquisition was accounted for as a purchase and accordingly a purchase price was allocated to the assets acquired and liabilities assumed at their fair value.

The following represents the allocation of the purchase price as of the purchase date in SEK and the translation to United States Dollars as of the purchase date:

	SEK	U.S. Dollars
Current assets	140	17
Goodwill	1,178	146
Total identifiable assets acquired	1,318	163

Current liabilities	68	13
Total liabilities assumed	68	13

	1,250	150

Goodwill associated with the acquisition of QDD was 1,178 SEK ($139 as of December 31, 2021) and deductible for income tax purposes. The goodwill consists principally of the expectations of future earnings and profits from expanding this business. In December 2021, the Company evaluated the goodwill and concluded the goodwill should be fully impaired (see note 8).

F - 19

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 4 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are as following:

	December 31,
	2021	2020
Receivable from the Dutch tax authorities (1)	$9,091	$12,285
Receivable from the German authorities – COVID-19 (2)	527	1,887
Dutch Governmental support – COVID-19 (3)	2,614	1,068
Other	3,789	3,669
Total prepaid expenses and other current assets	$16,021	$18,909

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

(2)
In Germany, the employees are eligible for payroll support. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount.

(3)	In the Netherlands, the Company is eligible for support following the COVID-19 crisis.
NOTE 5 – INVESTMENTS

Artemis Therapeutics, Inc.

As of December 31, 2021, the Company owns 125,916 shares or 2.4% of the outstanding common stock of Artemis Therapeutics, Inc. (“ATMS”). As of December 31, 2021, ATMS has no operating business.

The Company suspended its use of the equity method to accounting for this investment in 2007 after its investment balance was reduced to zero.

As of December 31, 2021 and 2020, the Company’s share of the underlying net assets of ATMS is equal to the Company’s carrying value of its investment in ATMS ($0 and $0 at December 31, 2021 and 2020). The market value of the Company's investment in ATMS as of December 31, 2021 and 2020 is $120 and $79, respectively.

The Company evaluated the stock price of ATMS but as ATMS share price is low, the number of shares that are being traded is low, and as ATMS still does not have any revenue, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero.

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”) and to provide aviation security and non-security services in South Korea. Each one of the parties holds 50% (fifty percent) of the JVC’s equity. The Company uses the equity method for this investment. As of December 31, 2021, the Company’s investment is 322,224 KRW ($271). For the years ended December 31, 2021, 2020 and 2019, the Company recognized a profit (loss) in its consolidated statements of operations of (10,491) KRW, (17,742) KRW and 105,092 KRW, respectively $(8), $(15) and $91 as of December 31, 2021, 2020 and 2019, respectively) from its investment in the JVC.

Mesh Technologies, Inc.

In January 2019, the Company invested an amount of $50 in Mesh Technologies, Inc. (“Mesh”), a company incorporated in the USA. As of December 31, 2021, the investment represented less than 1% of the issued and outstanding share capital of Mesh. Mesh is a technology company providing cross border payments technology by innovating on the existing payment rails of established card networks available in the market. As Mesh is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment. In December 2021, the Company sold approximately 25% of its investment for a total amount of $200 and recognized a gain of $186.

F - 20

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 5 – INVESTMENTS (CONTINUED)

Arrow Ecology & Engineering Overseas (1999)

In December 2019, the Company invested an amount of $1,750 in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”), a limited company incorporated in Israel. Arrow develops and operates a sustainable green process to recycle mixed and sorted municipal solid waste. The Company purchased few types of shares representing 23.3% of Arrow’s equity for an amount of $22 and shareholders loans were purchased for a price of $1,728 ($4,146 stated value less $2,418 allowance for credit losses, which have not changed since the acquisition). The Company uses the equity method for this investment. During the years ended December 31, 2021 and 2020, the Company recognized its share in Arrow loss in the amount of $975 and $775, respectively, from this investment.

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

Silver Circle One

In December 2021, the Company invested an amount of $18 in Silver Circle One, a capital fund which aims to invest in private emerging companies with focus on consumer, commerce and technology companies.

The company committed to invest up to $100 on the pool. As Silver Circle One is a private, closely held fund, there is no active market for this investment. Therefore the company measures the investment at cost minus impairment.

Justt Fintech Ltd (previously Acrocharge Ltd)

In December 2021, the Company invested an amount of $50 in Justt Fintech Ltd ("Justt"), a company incorporated in Israel. As of December 31, 2021, the investment represented less than 1% of the issued and outstanding share capital of Justt Fintech Ltd. Justt is a technology company which fully automated chargeback disputes on behalf of online merchants. As Justt is a private, closely held company, there is not active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	December 31,
	2021	2020
Office, equipment and facilities	$9,222	$10,796
Internal-use software	1,490	1,449
Vehicles	1,617	1,958
Leasehold improvements	2,893	2,972
	15,222	17,175
Less: accumulated depreciation and amortization	9,512	11,650
Total property and equipment, net	$5,710	$5,525

Depreciation and amortization expenses are $2,061, $2,090 and $1,688 for the years ended December 31, 2021, 2020 and 2019 respectively.

F - 21

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 7 - LEASES

Lessee Arrangements

The Company enters into leases in the normal course of business primarily as part of its operations in the different airports, back office operations, research and development offices and headquarters offices.

The table below presents the effects on the amounts relating to the Company’s total lease cost:

	Year ended December 31,
	2021	2020	2019
Operating lease cost	$4,422	$3,914	$3,421
Short-term lease cost	1,542	1,580	994
Total lease cost	$5,964	$5,494	$4,415

Other information:
Cash paid for amounts included in the measurement of Lease liabilities:
Operating cash flows from operating leases	$4,465	$3,962

Right-of-use assets obtained in exchange for new operating lease liabilities	$3,164	$4,941

Weighted-average remaining lease term - operating leases	4.0 years	4.5 years

Weighted-average discount rate - operating leases	5.12%	4.8%

Supplemental balance sheet information related to operating leases was as follows:

	December 31,
	2021	2020
Operating lease ROU assets	$10,938	$12,938

Other current liabilities	$3,317	$3,531
Operating lease liabilities	8,298	9,333
Total operating lease liabilities	$11,615	$12,864

Future undiscounted lease payments for operation leases with initial terms of more than one year as of December 31, 2021 are as follows:

Year ending December 31,
2022	3,753
2023	3,365
2024	2,802
2025	1,239
2026	862
Thereafter	941
Total future minimum lease payments	12,962
Less: imputed interest	1,347
Total	$11,615

F - 22

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 8 – GOODWILL

All the Company’s goodwill relates to its airport security and other aviation services segment. The change in goodwill during the year is as follows:

	2021	2020
Balance as of the beginning of the year:

Goodwill	$2,361	$2,182
Accumulated impairment losses	(1,615)	(1,501)
	746	681

Goodwill acquired during the year	146	-
Impairment losses	(139)	-
Exchange rate effect	(63)	65
	690	746

Balance as of the end of the year:

Goodwill	2,346	2,361
Accumulated impairment losses	(1,656)	(1,615)
	$690	$746

At December 31, 2021, the qualitative assessment indicated that it was more likely than not that the carrying value of the reporting unit exceeded fair value. The quantitative impairment test includes comparing the carrying value of the reporting unit, including the existing goodwill and intangible assets, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, a goodwill impairment charge is recorded for the amounts in which the carrying value of the reporting unit exceeds the fair value of the reporting unit, up to the amount of goodwill attributed to the reporting unit. After performing the quantitative testing, it was determined that the carrying amount exceeds the reporting unit’s fair value, resulting in an impairment charge of $139 for the year ended December 31, 2021.

At December 31, 2020, the Company performed qualitative assessments to determine if it was more likely than not that the fair value of the reporting units exceeded its carrying values, including goodwill. The qualitative assessments indicated that it was more likely than not that the fair value exceeded the carrying value of the reporting unit.

During the years ended on December 31, 2021, 2020 and 2019, the Company recognized impairment charges of $139, $0 and $0, respectively.

The facts and circumstances that led to the impairment of goodwill during the year ended December 31, 2021 are as follows:

In February 2021, the Company acquired 51% of the outstanding shares of Quality Detection Dogs Sweden AB (see note 3) and recorded goodwill of €122 ($146 as of the purchase date). The purpose of the acquisition was to have a company with experience on detection dogs in order to train dogs to detect explosive materials. QDD’s revenue, operating profits and cash flows were lower than expected. The earnings forecast for the next year was revised and an impairment loss of €122 ($139 as of December 31, 2021) was recognized.

F - 23

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 9 – NOTES PAYABLE – BANKS

United States of America

The Company’s U.S. subsidiary was a party to a credit facility with a commercial lender, which provided a maximum borrowing capacity up to $10,000, subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 80% of eligible unbilled receivables, as defined, plus (iii) 95% of a $500 standby letter of credit. Borrowings under the credit facility are secured by the U.S. subsidiary’s accounts receivable, unbilled receivables, equipment, cash and the $500 letter of credit that was provided to the lender by the Company. The credit facility expired on October 2021.

As of December 31, 2020, the Company did not have any outstanding balance under the line of credit arrangement.

Borrowings made under the credit facility bore interest, which was payable monthly, at LIBOR plus 3% per annum.

The Company’s weighted average interest rate in the United States of America during the years ended December 31, 2020 and 2019 was 4.42% and 5.44% respectively.

Europe

The Company had a credit arrangement with a commercial bank, to provide it with up to €12,000 in borrowings which was renewed in May 2020 through March 2021. Borrowings under the line of credit bore interest at one-month EURIBOR plus 4.8% with a minimum of 4.8% per annum. The Company was also subject to unused line fee of 0.75% per annum, which was payable quarterly. The line of credit was secured by accounts receivable of ten of the Company’s European subsidiaries, tangible fixed assets and a bank guarantee of €2,000 ($2,457 as of December 31, 2020) provided by the parent company, ICTS International N.V. The line of credit could not exceed 70% of the borrowing base. The line of credit includes certain financial covenants. The line of credit expired in March 2021.

As of December 31, 2020, the Company had €6,432 ($7,902 as of December 31, 2020), in outstanding borrowings under the line of credit arrangement.

In addition to the line of credit arrangement, a guarantee facility of €2,500 ($2,841 as of December 31, 2021) is provided to the Company by the same commercial bank, which was renewed until March 2022, with an interest of 2.5% per annum and an unused line fee of 0.75% per annum which is payable quarterly. As of December 31, 2021 and 2020, the Company had €1,022 and €973 ($1,161 and $1,195 as of December 31, 2021 and 2020), respectively, of outstanding guarantees under the guarantee facility, which related to leases and performance guarantees for contracts. The guarantee facility expired in March 2022.

The guarantee facility is secured by the accounts receivables of ten of the Company’s European subsidiaries.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2021, 2020 and 2019, is 4.8%, 4.4% and 3.5% respectively.

The Company has an additional credit arrangement in Sweden to provide it with up to 4,000 SEK ($442 as of December 31, 2021) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of December 31, 2021 and 2020, the Company had 1,800 SEK and 1,648 SEK ($199 and $202 as of December 31, 2021 and 2020) respectively in outstanding borrowings under the line of credit facility.

NOTE 10 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2021	2020
Accrued payroll and related costs	$25,050	$18,938
Accrued vacation	7,152	5,582
Labor union contribution	925	1,440
Deferred revenue	2,239	2,143
Payroll support program funding	-	1,019
Other	4,468	3,198
Total accrued expenses and other current liabilities	$39,834	$32,320

F - 24

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

In January 2019, the entity related to the main shareholder converted $2,889 accrued interest into 3,852,364 shares at a price of$0.75 per share.

In May 2019, the Company granted this entity, the option to convert up to $2,000 of the loan into the Company’s shares at a price of $0.40 per share, and all other conversion rights for the balance of the debt except $2,611, which were converted into 3,480,968 shares in December 2019. In October 2020, the entity converted $800 into 2,000,000 shares.

In June 2019, the Board of Directors approved a one-time compensation of $8,139 to this entity for exchange rate and related losses suffered in connection with its convertible notes to the Company during the years. Compensation was approved subject to closing of investment transaction in the Company’s subsidiary, AU10TIX Technologies B.V. (“AU10TIX”), which happened in July 2019 (see note 13). As a result, the Company recorded $8,139 in connection with this payment which is included in other expenses in the consolidated statement of operation and comprehensive income (loss) during the year ended December 31, 2019.

In October 2020, the loan was extended until January 2022, the loan amount was reduced to $3,000 and the pledge of 26% interest in one of the Company's European subsidiaries was terminated.

In December 2021, the loan was extended until January 2024, the loan amount was reduced to $2,000 and the interest rate was adjusted to 2.5% per annum.

The Company’s weighted average interest during the years ended December 31, 2021, 2020 and 2019 is 7.10%, 7.60% and 8.30% , respectively.

As of December 31, 2021 and 2020, convertible notes payable to this related party consist of $1,192 and $1,200, respectively.

Total interest expense related to the note is $83, $171 and $1,218 for the years ended December 2021, 2020 and 2019, respectively.

NOTE 12 – OTHER LIABILITIES

Other liabilities are as follows:

	December 31,
	2021	2020
Severance pay liability	$1,631	$1,556
Deferred revenue	1,030	263
Deferred VAT (1)	14,703	10,319
Deferred wage tax and social security (1)	22,534	13,100
Other (2)	969	446
Total other liabilities	$40,867	$25,684

(1)
Deferred VAT and deferred wage tax relates to measurements taken by the Dutch government, on which they postponed all VAT payable for the years 2021 and 2020 and all wage tax and social security payable for the months March – December 2021 to be paid in 60 installments starting March 2023, except for VAT payments starting October 2022.

(2)
Including a 50 million Yen loan with a financial institution as a financial support in connection of COVID-19. The loan was provided in July 2020 for a period of five years with a variable interest of 0.21% - 1.10%. The long term balances as of December 31, 2021 and 2020 are $280 and $425, respectively.

F - 25

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 13 – REDEEMABLE NON-CONTROLLING INTERESTS

On July 3, 2019, AU10TIX entered into a Series A Preferred Subscription Agreement (the "Agreement") with TPG Lux 2018 SC I, S.a.r.l ("TPG"), according to which AU10TIX issued 3,000,000 Series A Preferred Shares ("Series A Shares") to TPG for a subscription price of US$60,000 in cash representing approximately 24% of the outstanding share capital of AU10TIX and 23.077% of the fully-diluted share capital of AU10TIX (see note 15). Transaction costs totaled $4,540 and were deducted from the redeemable non-controlling interests balance.

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

Exit Rights: At any time from and after the fifth (5th) anniversary of completion of the issuance, upon written request by TPG, AU10TIX is required to use reasonable endeavors to facilitate the sale by TPG of the Preferred Shares (or, following conversion, ordinary shares) to a third party at a price in excess of 150% of the initial subscription price paid for the Series A Shares and subject to a right of first refusal in favor of AU10TIX. In the event that, three (3) months thereafter, a sale of the Preferred Shares held by TPG has not been consummated, upon written request by TPG, AU10TIX is required to facilitate a sale of AU10TIX within six (6) months after such written request, and thereafter, TPG has the right to require AU10TIX to facilitate a sale or IPO of AU10TIX. On the exercise of such rights, each other shareholder (including AU10TIX) is required to cooperate with TPG regarding such sale or IPO and TPG has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event.

F - 26

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

Shares of redeemable convertible preferred stock are not mandatorily or currently redeemable. However, the Exit Right would constitute a contingent redemption event that is outside of AU10TIX’s control. As such, Series A Shares have been presented outside of permanent equity as redeemable non-controlling interests. AU10TIX has adjusted the carrying value of the redeemable non-controlling interests to adjust for the non-controlling interests share in AU10TIX's profits and Other Comprehensive Income (Loss). AU10TIX has not adjusted the carrying values of the redeemable non-controlling interests to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

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

On June 28, 2021, TPG, Oak, GF GW LLC (“GF”) and AU10TIX, entered into a Sale and Purchase Agreement (the “SPA”), pursuant to which Oak and GF purchased preferred shares in AU10TIX from TPG. In connection with the SPA, (i) such parties and ICTS entered into an amended and restated shareholders agreement (the “SHA”) and an amended and restated registration rights agreement (the “RRA”) and (ii) AU10TIX’s Articles of Association (the “Articles”) were amended by a deed of amendment (the “Deed of Amendment”).

Pursuant to the SPA, Oak purchased 755,906 AU10TIX Series A Preferred shares from TPG and GF purchased 1,511,811 AU10TIX Series A Preferred Shares from TPG. In connection with such purchases, all outstanding AU10TIX’s Series A Preferred Shares and Series A-1 Preferred Shares were re-designated as New Series A Preferred Shares and the Ordinary Shares owned by ICTS were re-designated as Class B Ordinary Shares, as described below.

In consideration of the benefits to Oak increasing its shareholding and GF becoming a shareholder, AU10TIX provided certain customary warranties to Oak and GF concerning AU10TIX and its business. In addition, AU10TIX agreed to be primarily liable to Oak and GF for any breaches by TPG of its customary fundamental warranties given to Oak and GF (including that TPG owns AU10TIX Series A Preferred Shares being sold to Oak and GF); provided, that, TPG has agreed to indemnify and hold AU10TIX harmless for any losses incurred by AU10TIX in relation to such fundamental warranties given by TPG.

Following the completion of the sales and purchases contemplated by the SPA on June 28, 2021: (i) ICTS owns 68.69% of the outstanding share capital of AU10TIX in the form of Class B Ordinary Shares; (ii) Oak owns 12.87% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; (iii) GF owned 10.93% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; and (iv) TPG owns 7.51% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares. In addition, AU10TIX may issue up to 500,000 Class A Ordinary Shares under its existing employee stock option plan.

The SHA and the Articles (as amended by the Deed of Amendment) provide for the following material matters in respect of the rights attaching to the New Series A Preferred Shares and the Ordinary Shares and the ongoing governance of AU10TIX:

General: The New Series A Preferred Shares are entitled to one vote per share and rank equally with the Ordinary Shares in regards to dividends. The Ordinary Shares are divided into two classes: Class A Ordinary Shares and Class B Ordinary Shares, which rank equally as to dividends. The Class A Ordinary Shares are entitled to one vote per share. The Class B Ordinary Shares are entitled to three votes per share and may only be held by ICTS and its permitted transferees.

F - 27

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 13 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

Liquidation Preference: the holders of New Series A Preferred Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a (i) sale, initial public offering, which term includes certain business combinations with a SPAC (an “IPO”), merger, consolidation or reorganization, which results in change of control of AU10TIX, and (ii) winding-up, dissolution or liquidation of AU10TIX, pursuant to which the Series A Holders are entitled, on the occurrence of such event and in priority to the Ordinary Shares, to receive the greater of: (a) US$26.4583 per share, subject to adjustments for certain events affecting the capital of AU10TIX (the “Starting Price”) plus all accrued but unpaid dividends in respect of the New Series A Preferred Shares, less all dividends previously paid on the New Series A Preferred Shares, and (b) the proceeds distributable in respect of the New Series A Preferred Shares had they been converted into Class A Ordinary Shares. The Ordinary Shares rank equally in liquidation.

Conversion Rights: The New Series A Preferred Shares are subject to conversion into Class A Ordinary Shares on a 1:1 basis (subject to adjustments for certain events affecting the capital of AU10TIX): (a) upon the written request by any Series A Holder; and (b) immediately prior to a qualifying IPO of AU10TIX (being an IPO where each Class A Ordinary Share is valued at not less than 150% of the Starting Price at the completion of the IPO, subject to adjustments for certain events affecting the capital of AU10TIX) (a "Qualifying IPO"). The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time upon the written request of a holder of Class B Ordinary Shares on a 1:1 basis, subject to adjustments for certain events affecting the capital of AU10TIX.

Anti-Dilution Protection: The SHA contains customary broad-based weighted average anti-dilution protection whereby, if further shares are issued by AU10TIX at a price per new security that is less than the Starting Price, then the Series A Holders shall be entitled to receive additional Class A Ordinary Shares (at no further cost) on a weighted-average basis, reflecting the value of the equity in AU10TIX, as determined based on the subscription price paid in the new issue of securities.

Transfers: Subject to certain customary exceptions, including a transfer to a permitted transferee, any shareholder (other than TPG, Oak and GF) wishing to transfer any of the shares held by it shall first offer such shares to each shareholder holding 3% or more of AU10TIX’s outstanding share capital at the same price and on the same terms at which the selling shareholder wishes to transfer such shares.

New Issuances: Subject to certain customary exceptions, each shareholder holding 3% or more of AU10TIX’s outstanding share capital has the right to participate in any new issuance of securities by AU10TIX.

Information Rights: Subject to certain exceptions, each shareholder holding 3% or more of AU10TIX’s outstanding share capital is entitled to receive certain financial information regarding AU10TIX including budgets, annual and quarterly accounts and details of any third party offer for the stock or assets of AU10TIX, as well as certain inspection rights.

Exit Rights: At any time from and after July 3, 2026, upon written request by Series A Holders holding at least 60% of the then outstanding New Series A Preferred Shares (the “Preferred Majority”), AU10TIX is required to use reasonable endeavors to facilitate a sale of AU10TIX within six months after such written request, and, thereafter, the Preferred Majority has the right to step-in and require AU10TIX to facilitate a sale or IPO. On the exercise of such step-in right, each other shareholder (including ICTS) is required to cooperate with the Preferred Majority regarding such sale or IPO and the Preferred Majority has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event.

Board Arrangements: The Shareholders Agreement and Articles provide that the board of directors of AU10TIX shall be constituted by up to six directors: (i) four of whom will be appointed by the holder of a majority of the Class B Ordinary Shares (i.e., currently ICTS); (ii) one of whom will be appointed by Oak (for so long as Oak holds at least 50% of the New Series A Preferred Shares held on the date of the closing of the transactions contemplated by the SPA, subject to adjustments for certain events affecting the capital of AU10TIX); and (iii) one of whom will be appointed by GF (for so long as GF holds at least 50% of the New Series A Preferred Shares held on the date of the closing of the transactions contemplated by the SPA, subject to adjustments for certain events affecting the capital of AU10TIX). As a general matter, the board of AU10TIX is able to pass resolutions by a simple majority, subject to the consent rights of the Preferred Majority set out below.

F - 28

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 13 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

Preferred Majority Consent Rights: For as long as the Series A Holders hold, in the aggregate, at least 25% of the New Series A Shares Preferred Shares held on the date of the closing of the transactions contemplated by the SPA, subject to adjustments for certain events affecting the capital of AU10TIX, the consent of the Preferred Majority is required for the following actions (i) amending the SHA or the Articles in a manner that would adversely affect the rights, preferences or privileges of the New Series A Preferred Shares; (ii) issuing new securities ranking senior to or pari passu with the New Series A Preferred Shares; (iii) making of any dividend or distribution other than a dividend or distribution that is pro rata to the Series A Holders and the holders of the Ordinary Shares; (iv) redeeming any Ordinary Shares; (v) incurring debt in excess of 4.0x AU10TIX’s consolidated EBITDA in the 12-month period ending on the last day of the month preceding the month in which the debt was incurred; (vi) consummating an IPO other than a Qualifying IPO; (vii) making certain changes to the size of AU10TIX’s board; (viii) making any fundamental change in the nature of the business of AU10TIX and its subsidiaries; (ix) entering into related party transactions, unless such transaction is commercially reasonable and on an arm’s-length basis; and (x) either amending AU10TIX’s existing stock option plan or creating a new stock option plan to allow for the issuance of more than 500,000 additional Class A Common Shares.

Tag Rights: Following completion of the procedures on transfers set out above, each Series A Holder holding 3% or more of AU10TIX’s outstanding shares will have the right to participate proportionately in any third-party share sale by another shareholder other than a Series A Holder (subject to certain customary exceptions).

Drag Rights: AU10TIX has the right to drag other shareholders into an exit event subject to certain requirements being satisfied (including either (i) holders of New Series A Shares receiving the greater of: (a) the Starting Price and (b) the proceeds distributable in respect of the New Series A Preferred Shares had they been converted into Class A Ordinary Shares, in each case with the approval of the Board, the Preferred Majority and the holders of a majority of the shares or (ii) a minimum value per New Series A Share of 150% of the Starting Price approved by the Board and holders of a majority of the shares, in each case subject to adjustments for certain events affecting the capital of AU10TIX) in relation to such exit transaction.

Termination: The SHA terminates upon (i) the agreement of AU10TIX, the Preferred Majority and a majority of the holders of the Ordinary Shares or (ii) the closing of a Qualifying IPO.

Tax Matters: AU10TIX is required to provide the Series A Holders with certain customary information for U.S. federal tax reporting purposes.

Confidentiality and Public Announcements: The SHA provides for customary confidentiality protections and limitations on public announcements without consent.

The RRA provides the Series A Holders (and in certain cases the holders of the Class B Ordinary Shares) with a limited number of customary long-form and short-form demand registration rights, shelf registration rights and the right to participate under certain conditions if AU10TIX determines to register its shares. In addition, AU10TIX has undertaken to (i) take certain actions to facilitate the rights of the parties under the RRA; (ii) provide customary indemnification; (iii) not agree to further registration rights superior to those granted under the RRA; and (iv) limit issuances of its shares under certain circumstances set out in the RRA.

Pre-emption Rights: The Shareholders Agreement contains a restriction on issuing any securities senior to or pari passu with the New Series A Preferred Shares for so long as the holders of the New Series A Preferred Shares on June 28, 2021 (or their transferees in accordance with the terms of the Shareholders Agreement) continue to collectively hold at least 25% of such number (appropriately adjusted for certain corporate events) of New Series A Preferred Shares. In addition, each shareholder holding in excess of 3% of AU10TIX’s outstanding shares has the right to participate in any new issuance of securities by AU10TIX, subject to customary exceptions.

F - 29

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 13 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

The Company has assessed whether the change in the terms of the Preferred Shares following the closing of the 2021 SPA constituted a modification or extinguishment for accounting purposes, by comparing the fair value of these Preferred Shares immediately before and immediately after the closing of the 2021 SPA. An extinguishment occurs when the difference in fair value exceeds 10%, while a modification occurs when such fair value difference is lower than 10%.

Additionally, the carrying value of the Series A-1 Shares, which were previously presented among non-controlling interests, were reclassified to redeemable non-controlling interests and initially recognized at their fair value, following their re-designation as New Series A Preferred Shares.

Following the modification and extinguishment of the Preferred Shares, and the reclassification of the Series A-1 Shares, the Company adjusted the carrying value of the redeemable non-controlling interests by $9,057, with a corresponding decrease to additional paid-in capital and non-controlling interests in the amounts of $10,102 and $1,045, respectively.

The following table sets forth for the movement in the redeemable non-controlling interests:

	Year Ended December 31,
	2021	2020
Balance as of the beginning of the year	$75,322	$74,300
Net Income	6,200	925
Other Comprehensive Income - Translation adjustment	(211)	97
Conversion of AU10TIX shares A-1 into new series A	9,057	-
Stock-based compensation	110	-
Balance as of the end of the year	$90,478	$75,322

NOTE 14 – GOVERNMENTAL SUPPORT

During 2021 and 2020, governments in some of the countries in which we operate have announced the implementation of government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity. In the United States of America, the government has approved a payroll support of $15,918 and $13,680, respectively to the American subsidiary of the Company. Out of those amounts, the American subsidiary recognized amounts of $16,925 and $12,672 as reduction of labor expenses for the years ended December 31, 2021 and 2020, respectively. During the years ended December 31, 2021 and 2020, the Dutch government has provided financial assistance of €18,135 and €17,619 ($22,608 and $21,645 as of December 31, 2021 and 2020), respectively. The Dutch government extended the support program until March, 2022 and will not extended it beyond. For the months January through March 2022, the Company was granted additional assistance up to €4,556. In Germany, the employees are eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount. The Company applied for this support starting from April 2020 to June 2021. These available governmental support plans might be extended and/or changed according to the future COVID-19 developments, although currently the Company does not expect those measures to be renewed or extended.

In the Netherlands wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed and will have to be paid in 60 installments, starting March 2023, except for VAT payments starting October 2022. As of December 31, 2021 and 2020, the Company accumulated debt of €33,456 and €20,796 ($38,011 and $25,548 as of December 31, 2021 and 2020), respectively to the Dutch tax authorities. In Germany, the government postponed the payment of the VAT for the period February through April, 2020. The Company accumulated €5,462 ($6,710 as of December 31, 2020) which was paid during the year 2021.

NOTE 15 – STOCK-BASED COMPENSATION

AU10TIX’s Limited, AU10TIX’s subsidiary, has a Stock Option Plan which has reserved 500,000 shares of its common stock for its future issuance. As of December 31, 2021, the subsidiary has 18,000,000 authorized shares of which 12,500,000 shares are issued and outstanding. Under the stock option plan, stock options may be granted to employees, officers, directors, consultants and service providers of the subsidiary at an exercise price as determined by the subsidiary’s board of directors with expiration terms of not more than ten years after the date such option is granted. Options granted under the plan generally vest over a period of four years.
F - 30

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 15 – STOCK-BASED COMPENSATION (CONTINUED)

The following is a summary of the AU10TIX Limited stock options issued and outstanding:
	Number of options	Weighted average exercise price	Weighted average remaining contractual term
Options outstanding as of December 31, 2020	200,500	$0.01
Options granted	-	-
Options exercised	-	-
Forfeited	625	-
Options outstanding , end of the year	199,875	$0.01	5.5 years

Options exercisable, as of December 31, 2021	199,875	$0.01	5.5 years

There are no non-vested options in AU10TIX Limited.

In August 2020, AU10TIX’s board agreed to move the option plan from AU10TIX Limited to AU10TIX Technologies B.V., which is still in process.

The following is a summary of the AU10TIX Technologies B.V. stock options issued and outstanding:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term
Options outstanding as of December 31, 2020	-	$-
Options granted	30,000	26.46
Options exercised	-	-
Forfeited	-	-
Options outstanding , end of the year	30,000	$26.46	5.2 years

Options exercisable, as of December 31, 2021	22,500	$26.46	5.2 years

During the years ended December 31, 2021, 2020 and 2019, there were $350, $0 and $0 compensation expenses.

As of December 31, 2021, the Company has $116 of unrecognized compensation cost related to stock options.

F - 31

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 16 – OTHER EXPENSES, NET

Other expense is summarized as follows:

	Year ended December 31,
	2021	2020	2019

Interest expense to related parties (see Note 11)	$(83)	$(171)	$(1,218)
Interest expense and other bank charges	(801)	(901)	(1,479)
Interest income	24	178	151
Revaluation and related costs reimbursed to related party	-	-	(8,139)
Foreign currency gain (loss)	60	(254)	148
Gain from sale of Mesh shares (see Note 5) _	186	-	-
Other income (expense)	77	(140)	19
Total other income (expense), net	$(537)	$(1,288)	$(10,518)

NOTE 17 – INCOME TAXES

The components of income (loss) before income tax benefit (expense) from continuing operations are as follows:

	Year Ended December 31,
	2021	2020	2019

The Netherlands	$(3,070)	$469	$(11,508)
Subsidiaries outside of the Netherlands	53,578	5,523	5,804
Income (loss) before income tax expenses	$50,508	$5,992	$(5,704)

The current income tax expense from subsidiaries outside of the Netherlands is $8,937, $1,345 and $1,492, for the years ended December 31, 2021, 2020 and 2019, respectively. There was no current income tax expense or benefit for the Netherlands for the years ended December 31, 2021, 2020 and 2019.

The deferred income tax benefit from subsidiaries outside of the Netherlands is $331, $676 and $29, for the years ended December 31, 2021, 2020 and 2019, respectively. There was no deferred income tax expense for the Netherlands for the years ended December 31, 2021, 2020 and 2019.

Additionally, tax expenses (benefits) from subsidiaries outside the Netherlands include $614, $(79) and $86, for the years ended December 31, 2021, 2020 and 2019, respectively, of tax related to previous years. There were no tax expenses related to previous years in the Netherlands for the years ended December 31, 2021, 2020 and 2019.

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2021	2020
Deferred tax assets:
Operating loss carryforwards	$10,547	$16,694
Capital loss carryforwards	165	159
Allowance for doubtful accounts	150	110
Tax credit carryforwards	560	560
Accrued expenses and other	536	774
Research and development expenses, net	1,183	432
Total deferred tax assets	13,141	18,729

Deferred tax liabilities:
Depreciation of property and equipment	(108)	(115)
	13,033	18,614
Valuation allowance	(11,630)	(17,445)
Deferred tax assets, net	$1,403	$1,169

F - 32

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 17 – INCOME TAXES (CONTINUED)

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

As of December 31, 2021, the Company has net operating losses carry forwards of $22,056 in the Netherlands. These losses can be carried forward and do not expire but starting 2022 the yearly utilization is limited to one million Euro per year, plus 50% of the excess taxable income. As of December 31, 2021, the Company has net operating loss carry forwards of $6,300 in the United States of America, which will expire in 2031 through 2037. In Israel, the Company has net carry forward losses of $7,060 which do not expire. The ultimate utilization of such net operating loss carry forwards is limited in certain situations.

As of December 31, 2021, the Company has capital loss carry forwards of $715 in Israel. Such capital loss carry forwards do not expire and can be offset against future capital gains generated in Israel.

As of December 31, 2021, the Company has $560 in tax credits for the welfare to work and work opportunity programs in the United States of America that expire in 2024 through 2029.

During the years ended December 31, 2021 and 2020 the valuation allowance decreased by $5,815 and $3,601, respectively.

The Company’s effective income tax rate differs from the Netherlands’ statutory rate of 25% as follows:

	Year Ended December 31,
	2021	2020	2019

Effective loss (income) tax benefit from continuing operations at statutory rate	$(12,627)	$(1,498)	$1,426
Rate differential	2,915	610	1,024
Non-deductible expenses	(1,643)	(857)	(584)
Adjustments to prior year tax losses	(2,599)	(3,604)	(429)
Changes in valuation allowance	5,815	3,601	(2,568)
Other	(1,081)	1,158	(418)
Income tax expense from continuing operations	$(9,220)	$(590)	$(1,549)

Uncertain tax positions

The Company is subject to income taxes in the Netherlands, and numerous foreign jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determine its provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. The Company establishes reserves for tax related uncertainties based on estimates of whether and the extent to which additional taxes will be due. These reserves are established when the Company believes that certain positions might be challenged despite evidence supporting the position. The Company adjust this reserve in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve positions and changes to reserves that are considered probable.

As of December 31, 2021 and 2020, there are $688 and $0 of unrecognized tax benefits, respectively, that if recognized would reduce the effective tax rate. Interest and penalties assessed by taxing authorities on an underpayment of income taxes are included as components of income tax provision in the consolidated statements of operations and comprehensive income.

F - 33

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 17 – INCOME TAXES (continued)

A reconciliation of the Company’s unrecognized tax benefits is as follows:

	December 31,
	2021	2020

Balance at beginning of year	$-	$-
Additions based on tax positions taken in prior years	546	-
Additions based on tax positions taken in the current year	142	-
Reduction based on tax positions taken in prior years	-	-
Balance at end of year	$688	$-

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the years since 2015 are subject to examination in the Netherlands. In the United States of America, income tax returns for the years since 2018 are subject to examination. Income tax returns for the tax years since 2016 are subject to examination in foreign jurisdictions.

NOTE 18 - RELATED PARTY TRANSACTIONS

An entity related to one of the Company’s Supervisory Board members provide legal services to the Company. Legal expense related to these services is $59, $46 and $46 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company engages the services of a related party to provide certain selling and management services to the authentication technology segment. The Company incurred expenses of $1,710, $741 and $801 for such services for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, and 2020 the outstanding balances due for these services were $311 and $114, respectively, included in accrued expenses and other current liabilities. In addition, since April 2018, the related party serves as a board member of the Company and was paid an amount of $38, $38 and $28 as board fees, for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company engages the services of a related party to provide certain selling services to its authentication technology segment. The Company incurred expenses of $148, $87 and $106 for such services for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company engaged the services of a related party to provide internal audit services. As of February 2020, the related party acts as a Managing Director of the Company. The Company incurred expenses of $286, $182 and $170 for such services for the years ended December 31, 2021, 2020 and 2019, respectively.

The chairman of the board, a related party, receives annual compensation of $50 for his services as chairman. In addition, in 2021 and 2020, the Company incurred salary expenses of $117 and $125, respectively for the services he provides to AU10TIX.

In August 2017, the Company engaged the services of a related party to provide certain selling and administrative services to its authentication technology segment. The Company incurred expenses of $0, $0 and $39 for such services for the years ended December 31, 2021, 2020 and 2019, respectively. In addition, the related party serves as a board member of the Company, and was paid an amount of $38, $38 and $30 as board fees, for the years ended December 31, 2021, 2020 and 2019, respectively.

In May 2018, the Company engaged the services of a related party to provide certain administration services. The Company incurred expenses of $141, $118 and $98 for such services for the years ended December 31, 2021, 2020 and 2019, respectively.

In May 2019, the Company engaged the services of Arrow (see note 5) to provide some administrative services. The Company incurred expenses of $286, $115 and $62 for such services for the years ended December 31, 2021, 2020 and 2019, respectively.

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

F - 34

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 18 - RELATED PARTY TRANSACTIONS (CONTINUED)

In May 2020, an entity related to the Company’s main shareholder provided a letter of credit of €2,000 ($2,273 as of December 31, 2021) to a commercial bank to guarantee a borrowing arrangement on behalf of one of the Company’s subsidiaries. The Company provided to the related party a deposit of $2,200 against the letter of credit which was paid back to the Company after the letter of credit was cancelled.

The Company has debt to related parties (see note 11).

NOTE 19 - COMMITMENTS AND CONTINGENCIES

Letters of Credit and Guarantees

As of December 31, 2021, the Company has $3,250 in outstanding letters of credit. Such letters of credit are being secured by the same amounts in restricted cash with commercial banks (see note 2).

As of December 31, 2021, the Company has €1,022 ($1,161 as of December 31, 2021) in outstanding guarantees on its lines of credit arrangement in Europe (see note 9), which relate to leases and performance guarantee for contracts.

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

Inquiry Proceedings

On June 24, 2021 a minority shareholder of the Company initiated inquiry proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal (the “Court”) which is a specialized court dedicated to resolving corporate disputes. The shareholder has requested the Court to appoint an investigator on behalf of the Court in accordance with Dutch law, to investigate certain activities of the Company that have been previously disclosed by the Company in its periodic filings with the SEC for the fiscal years ended December 31, 2020 and 2019. The shareholder has not requested the Court to order preliminary relief, but has requested the Court to order the registrant to pay the costs of the proceedings. The Company expects that the Court will grant its judgement in June 2022.

White Line

In 2017, the company invested $3,500 in White Line B.V., a limited Company incorporated in the Netherlands, representing 10% of the issued and outstanding share capital of White Line B.V.

The Company had an agreement with an entity related to its main shareholder, according to which, if the value of this investment decreased, the related party entity has guaranteed to repurchase this full investment in minimum amount of $3,500. In December 2018, the related party entity purchased the full investment from the Company for $3,500. In 2021, the Company has a dispute with White Line B.V. as certain items disclosed in White Line B.V. financials appeared questionable. As the economical ownership is not within the Company any more, the Company has no financial exposure on this dispute.

Agency Agreements

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3,000 ($3,409 as of December 31, 2021).

F - 35

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 19 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Agency Agreements (continued)

In March 2016, the Company entered into an agreement with a third party to assist the Company with the possible sale of one of the Company’s subsidiaries (see note 13). The fees depend on the outcome of the assignment and are between 2% - 5% of the sale consideration but not less than $4,000. In February 2019 the agreement was amended. According to the amendment, in case that less than 50% of the voting stock or majority of the subsidiary assets are being sold, the transaction fee will be 5% of the sale consideration but not lower than $3,000. In January 2022, the agreement was amended so that the fees will be 2%-3% of the sale consideration but not less than $4,000 and with a cap of $20,000.  In case that less than 50% of the voting stock or majority of the subsidiary assets are being sold the transaction fee will be 5% of the sale consideration but not lower than $4,000.

In August 2017, the Company entered into an agreement with a third party to assist the Company with a possible sale of one of the Company’s subsidiaries. The fees depend on the outcome of the assignment and are between 2% - 10% of the sale consideration but not less than € 2,000 ($2,273 as of December 31, 2021). The agreement was terminated in June 2021, although the third party is entitled to the consideration in case that subsidiary will be sold before December 2022.

NOTE 20 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other aviation services to airlines and airport authorities, predominantly in the United States of America. The authentication technology segment provides authentication services to financial and other institutions, predominantly in Europe and the United States of America. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

The operating results of these reportable segments are regularly reviewed by the chief operating decision.

	Corporate	Airport Security and Other Aviation Services	Authentication Technology	Total
Year ended December 31, 2021:
Revenue	$-	$253,687	$71,247	$324,934
Depreciation and amortization	75	1,106	880	2,061
Net income (loss)	(1,666)	21,558	21,396	41,288
Goodwill	-	690	-	690
Total assets	10,349	112,425	73,106	195,880

Year ended December 31, 2020:
Revenue	$-	$222,654	$25,765	$248,419
Depreciation and amortization	72	1,302	716	2,090
Net income (loss)	(3,853)	6,056	3,199	5,402
Goodwill	-	746	-	746
Total assets	12,488	86,550	41,350	140,388

Year ended December 31, 2019:
Revenue	$-	$309,548	$23,759	$333,307
Depreciation and amortization	46	1,328	314	1,688
Net income (loss)	(11,740)	(2,406)	6,893	(7,253)
Goodwill	-	681	-	681
Total assets	23,381	64,647	35,419	123,447

F - 36

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 20 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The following table sets forth, for the periods indicated, revenue generated from customers by geographical area based on the geographical location of the customer’s invoicing address:

	Year Ended December 31,
	2021	2020	2019

Germany	$126,367	$119,500	$137,207
The Netherlands	52,165	58,446	97,700
United States	94,743	45,305	73,719
Spain	30,946	7,465	3,138
Other countries	20,713	17,703	21,543
Total revenue	$324,934	$248,419	$333,307

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization, by country:

	December 31,
	2021	2020

Germany	$361	$449
The Netherlands	624	598
United States	422	305
Spain	118	159
Other countries	4,185	4,014
Total property and equipment, net	$5,710	$5,525

Property and equipment, net, in other countries include $3,956 and $3,179 property and equipment in Israel, as of December 31, 2021 and 2020, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENTS SCHEDULE
(In thousands, except share data)
Valuation and Qualifying Accounts
(US $in thousands)

	Beginning of year	Charges to Costs and Expenses	Charges to other accounts	Deductions	End of Year

Allowance for doubtful accounts (1):
Year ended December 31, 2019	$240	261	(83)	-	$418
Year ended December 31, 2020	$418	710	(438)	-	$690
Year ended December 31, 2021	$690	864	(563)	-	$991

Allowance for net deferred tax assets:
Year ended December 31, 2019	$18,478	-	2,568	-	$21,046
Year ended December 31, 2020	$21,046	-	-	(3,601)	$17,445
Year ended December 31, 2021	$17,445	-	-	(5,815)	$11,630

(1) Write-off net of recoveries for the allowance for doubtful accounts.