Form 20-F
period 2022-12-31
ICTS INTERNATIONAL N V
filed 2023-05-10
CIK 1010134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.          Offer Statistics and Expected Timetable

Not Applicable

Item 3.          Key information

Operations

ICTS International N.V. (“ICTS”) was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or the "Company") operate in four reportable segments: (a) corporate (b) airport security (c) other aviation related services and (d) authentication technology. Until December 31, 2021, the Company used to present the results of the airport security and the other aviation related services as one consolidated segment. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security segment provides security services primarily to airport authorities and airlines predominantly in Europe. The other aviation services segment provides services primarily to airlines and airport authorities in the United States of America. The authentication technology segment provides authentication services to financial and other companies, predominantly in the United States of America.

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

During 2022, 2021 and 2020, governments in some of the countries in which we operate have announced the implementation of government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity. In the United States of America, the government has approved a payroll support to the American subsidiary of the Company of $0, $15.9 million and $13.7 million, for the years ended December 31, 2022, 2021 and 2020. Out of those amounts, the American subsidiary recognized amounts of $0, $16.9 million and $12.7 million as reduction of labor expenses for the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022, 2021 and 2020, the Dutch government has provided financial assistance to the Dutch subsidiary of the Company of €3.7 million, €18.1 million and €17.6 million ($3.9 million, $22.6 million and $21.6 million as of December 31, 2022 2021 and 2020), respectively. The Dutch government terminated the support program on March, 2022. In Germany, our employees are eligible for payroll support up to 60% of the employee’s payroll (on an individual basis) where the employees meet the support plan requirements. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount. The Company applied for this support starting from April 2020 to June 2021. These available governmental support plans might be extended and/or changed according to the future COVID-19 developments, although currently the Company does not expect those measures to be renewed or extended.

In the Netherlands wage tax, social security and VAT payments for the period March 2020 through September 2021 were postponed and are to be paid in 60 monthly installments beginning October 2022. The debt incurs annual interest starting July 2022 of 1% and increases every six months to a maximum of 4% starting on January 1, 2024 onwards. As of December 31, 2022 and 2021, the Company accumulated debt to the Dutch tax authorities of €31.8 million and €33.5 million ($33.8 million and $38.0 million as of December 31, 2022 and 2021), respectively to the Dutch tax authorities.

In July 2019, AU10TIX Technologies B.V (together with its subsidiaries, “AU10TIX”, a subsidiary of ICTS issued preferred shares to an investor for a subscription price of $60 million in cash representing 24% of the outstanding share capital of AU10TIX and 23.077% of the outstanding share capital of AU10TIX on a fully diluted basis. AU10TIX will retain $20 million on the sale proceeds for general working capital purposes and $40 million was transferred to its parent company, ICTS International N.V.

In July 2019, the Company repaid $30 million to the entity related to the main shareholder, who provided the Company loans as convertible notes.

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

The following table summarizes certain balance sheet data for the Company at December 31, 2022, 2021, 2020, 2019 and 2018:

	(U.S. Dollars in Thousands)
	December 31,
	2022	2021	2020	2019	2018
Cash and cash equivalents	$50,937	$88,753	$51,602	$52,352	$12,801
Bank deposits	24,568	-	-	-	-
Total current assets	155,483	174,562	116,554	103,136	67,219
Total assets	184,633	195,880	140,388	123,447	75,087
Total current liabilities	68,326	60,887	59,334	75,509	75,058
Total liabilities	105,019	111,234	95,551	84,832	109,943
Redeemable non-controlling interests	89,974	90,478	75,322	74,300	-
Shareholders' deficit	$10,360	$5,832	$30,485	$35,685	$34,856

The following table summarizes certain statement of operations data for the Company for the years ended December 31, 2022, 2021, 2020, 2019, and 2018:

	U.S. Dollars in Thousands Year ended December 31,
	2022	2021	2020	2019	2018

Revenue	$324,977	$324,934	$248,419	$333,307	$345,221
Cost of revenue	261,181	209,771	196,569	290,461	311,994
GROSS PROFIT	63,796	115,163	51,850	42,846	33,227
Operating expenses:
Research and development	13,601	12,114	6,541	5,060	3,657
Selling, general and administrative	53,799	50,882	37,239	33,063	34,924
Goodwill impairment	-	139	-	-	1,563
Total operating expenses	67,400	63,135	43,780	38,123	40,144
OPERATING INCOME (LOSS)	(3,604)	52,028	8,070	4,723	(6,917)
Equity Income (loss) from investment in affiliates	(97)	(983)	(790)	91	124
Other income (expenses), net	113	(537)	(1,288)	(10,518)	(3,586)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(3,588)	50,508	5,992	(5,704)	(10,379)
Income tax expenses	1,646	9,220	590	1,549	685
INCOME (LOSS) FROM CONTINUING OPERATIONS	(5,234)	41,288	5,402	(7,253)	(11,064)
Loss from discontinued operations	-	-	-	-	289
NET INCOME (LOSS)	$(5,234)	$41,288	$5,402	$(7,253)	$(11,353)
Net income (loss) attributable to non-controlling interests	(509)	6,481	999	789	(123)
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(4,725)	$34,807	$4,403	$(8,042)	$(11,230)

BASIC NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.PER SHARE
Income (loss) from continuing operations	$(0.13)	$0.66	$0.12	$(0.26)	$(0.47)
Loss from discontinued operations	-	-	-	-	(0.01)
Net income (loss)	$(0.13)	$0.66	$0.12	$(0.26)	$(0.48)

Basic weighted average number of shares	37,433,333	37,433,333	35,827,854	30,524,461	23,415,068

DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE

Income (loss) from continuing operations	$(0.13)	$0.61	$0.11	$(0.26)	$(0.47)
Loss from discontinued operations	-	-	-	-	(0.01)
Net income (loss)	$(0.13)	$0.61	$0.11	$(0.26)	$(0.48)

Diluted weighted average number of shares	37,433,333	40,237,340	38,424,718	30,524,461	23,415,068

Risk Factors

You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks are realized, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

COVID-19

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, customers, economies and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company’s. Some governmental authorities imposed restrictions on non-essential activities, businesses suspended travel and popular leisure destinations were temporarily closed to visitors. These conditions have impacted the Company’s business operations and revenue as seen with decrease in demand of airport services among the airlines or airports due to a decline in travel in travel and reduced or cancelled flights, and adversely affect the Company’s business, especially in previous years.

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

In some jurisdictions and subject to legislation related to employees’ entitlements during sick leave, increase in employees’ sick rate could have an adverse impact on our financial results. Lack of manpower and/or employees’ turnover may lead to additional costs. As an example, recruitment and training cost, and therefore increase in employees’ turnover rate could have an adverse impact on our financial results.

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

Potential Liability Claims

From time to time lawsuits have been commenced against the Company or its subsidiaries usually claiming injury or damage to property. In addition, labor related issues, such as employee dismissal, may lead to labor disputes. Most of these claims are covered by insurance. In the event such claims are not covered by the insurance, there could be an adverse impact on the Company.

Our Contracts with Airports or Airlines may be Cancelled or not Renewed

Our revenues are primarily provided from services pursuant to contracts, which are cancellable on short notice at any time with or without cause. We cannot assure you that existing clients will decide not to terminate our contracts or fail to renew a contract. In some jurisdictions and operations, contracts are subject to a tender detailing, inter alia, participation terms, cap pricing and award criteria. In addition, consolidation in the airline industry could also result in a loss of customers. Any such termination, failure to renew a contract with us and/or failure in tenders could have a material adverse effect on our results of operations and financial condition. If our relationships with our major customers are impaired then there may be a material adverse effect on our results of operations and financial condition. Our major customers include airports in Europe and major airlines servicing the United States of America. The aviation industry might encounter difficulties and this may have a material adverse impact on our business.

Terrorism, War or Risk of War

Our business is affected by numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against the countries where the Company has a presence, rumors or threats of war, actual conflicts involving those countries or their allies, or military or trade disruptions affecting customers may materially adversely affect operations. Our facilities and equipment could be direct targets or indirect casualties of terrorist attacks and acts of war. Strategic targets such as high-technology aviation security assets, passenger terminals or aircrafts may be at greater risk of future terrorist attacks than other targets. It is possible that any, or a combination, of these occurrences could have a material impact on the business of the Company, on cash flows, results of operations, financial condition, business reputation, claims etc. In addition, insurance premiums for some or all of our current coverages could increase dramatically, or certain coverages may not be available to us in the future.

Losses from Operations

The Company incurred net income (loss) of $(5.2) million, $41.3 million and $5.4 million in 2022, 2021 and 2020, respectively. The 2022, 2021 and 2020 profits (losses) include special grants provided by different governments as COVID-19 assistance to the company. The Company has a shareholders’ deficit of $10.4 million and $5.8 million as of December 31, 2022 and 2021, respectively. If we are unable to obtain new service contracts, increase revenues, increase profitability and reduce the Company’s shareholders deficit, our financial condition        and results of operations might be affected and our share price may decline.

Loans from Third Parties

Our financing activities have consisted in the past of loans from banks and other third parties. Currently, the Company is looking for lines of credit. There is no assurance that third parties will provide loans to the Company and even if loans are made, there is no assurance that the terms will be favorable to the Company.

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

Development of New Technology

As part of our technology business strategy we develop technological solutions and systems for financial and other industries and seek other revenue producing business and business opportunities. We cannot assure you that we will be able to develop new systems or develop systems that are commercially viable. Our success in developing and marketing our systems will also depend on our ability to adapt to rapid technology changes in the industry and to integrate such changes into our systems. We cannot assure you that we will be successful in our attempts to change or implement our business strategy. We may not have the expertise to be successful in developing our business in areas that are not related to the security industry. We compete in a highly competitive industry and our competitors may be more successful in developing new technology and achieving market acceptance of their products.

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

Cyber Security Measures

We rely on computer systems and information technology in our business and have established security programs for protection. We might be the target of attempted cyber and other security threats and despite our security measures, our systems might be vulnerable to interruption or damage from computer hackings, viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, social engineering or other malicious activities or any combination of the foregoing. We must continuously monitor and develop our information technology networks and  infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. Insider or employee cyber and security threats are increasingly a concern for all companies including ours. It is not possible to determine the cost to the Company in the event of a cyber security incident because costs are a function of the size and nature of the incident. For more information see item 5 – Operating and Financial Review and Prospects in this 20F report for additional information on the 2022 cyber security incident.

Competition

Competition in the aviation security and aviation related services industry as well as in the technology industry is intense. Many of our competitors have greater financial, technical and marketing resources. Our competitors might develop and market alternative systems and technologies that may have greater functionality or be more cost effective than the services we provide or the systems that we develop. If our competitors develop such systems, we may not be able to successfully market our systems. Even if we are able to develop systems with greater functionality which are more cost effective than those developed by our competitors, we may not be able to achieve market acceptance of our systems.

Operations in International Environments Risk

The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic and/or political instability, conflict, trade restrictions and striker). Such risks can cause the Company to have significant difficulties in connection with the sale or provision of its services in international markets and have a material impact on the Company's consolidated financial position, results of operations and cash flows.

Governmental Regulation

Industries on which we operate are subject to extensive governmental regulation, the impact of which is difficult to predict. The Aviation and Transportation Security Act (the “Security Act”) has had a significant negative impact on our aviation security business in the USA. In addition, our ability to successfully market new systems will be dependent upon government regulations over which we have no control. Any existing or new regulation may cause us to incur increased expenses or impose substantial liability upon us. The likelihood of such new legislation is difficult to predict.

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

Inflation

In recent months, record levels of inflation have resulted in significant volatility and disruptions in the global economy. In response to rising inflation, central banks in the markets in which we operate, including the United States Federal Reserve, have tightened their monetary policies and raised interest rates, and such measures may continue if there is a period of sustained heightened inflation. Higher interest rates and volatility in financial markets could lead to additional economic uncertainty or recession. Increased inflation rates have increased our operating costs, mostly labor costs. There is no assurance that we will be able to promptly increase our pricing to offset our increased costs, or that our operations will not be materially impacted by rising inflation and its broader effects on the markets in which we operate in the future. We have implemented certain measures in response to such inflation pressures, including starting negotiating with major customers reimbursement for salary increase following the inflation adjustments in the employees’ salaries. There is no assurance that we will be fully or partly successful in those negotiations. In addition, the Company is seeking to establish lines of credit for some of its subsidiaries. The increased interest rates will increase the Company's financing costs, once such lines of credit will be established. We are continuing to monitor the effects of rising inflation on our business performance and financial condition. However, we cannot accurately predict whether we will be able to effectively and timely mitigate their impact on our business.

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

Limitations in Price Share

The market price of our common stock may from time to time be significantly affected by a large number of factors, including among others, variations in our operating results, the depth and liquidity of the trading market for our shares and differences between actual results of operations and the results anticipated by investors and securities analysts. Many of the factors which affect the market price of our common stock are outside of our control and may not even be directly related to us. The market price of our common stock may be volatile and the volume may be low, which may make it more difficult for you to resell your shares.

Main Shareholders

As of May 1st, 2023, the MacPherson Trust, its beneficiaries and Mr. M.J. Atzmon, own or control together approximately 75.6% of our issued and outstanding common stock (excluding conversion rights). Mr. Atzmon, the Chairman of the Supervisory Board, disclaims any benefit or interest in the MacPherson Trust. As a result of such ownership and conversion rights, the MacPherson Trust and its beneficiaries together with Mr. Atzmon are able to significantly influence and/or control all matters requiring shareholder approval including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

Dividends

We do not expect to pay any cash dividends on our common stock in the foreseeable future.

The Ability of Shareholders to Bring Action or Enforce Judgments Against the Company, the Managing Directors and the Supervisory Directors may be Limited Since ICTS is a Foreign Company

The ability of shareholders of ICTS (Shareholders) to bring actions against ICTS, the members of the management board of ICTS (“Management Board” and its members “Managing Directors”) and the members of the supervisory board of ICTS (“Supervisory Board” and its members “Supervisory Directors”) or to enforce liabilities predicated upon non-Dutch laws may be limited.

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

The United States of America and the Netherlands currently do not have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. In addition, the countries of residence of the Managing Directors, the Supervisory Directors and of the Company's employees may also not have a treaty providing for the reciprocal recognition and enforcement of judgments. Consequently, a final judgment for payment given by a court in the United States of America, whether or not predicated solely upon US securities laws, would not be enforceable in the Netherlands. Accordingly, a final judgment for payment rendered by a court in the United States of America, whether or not predicated solely upon US securities laws, will not be recognized and enforced by the Dutch courts. However, if a person has obtained a final and conclusive judgment for the payment of money rendered by a court in the United States of America which is enforceable in the United States of America and files his claim with the competent Dutch court, the Dutch court will generally give binding effect to such foreign judgment insofar as it finds that (i) the jurisdiction of the US court has been based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the US court was rendered in legal proceedings that comply with the standards of the proper administration of justice that includes sufficient safeguards (behoorlijke rechtspleging) and (iii) the judgment by the US court is not incompatible with a decision rendered between the same parties by a Dutch court or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgement in the Netherlands and except to the extent that the foreign judgment contravenes Dutch public policy (openbare orde). It is uncertain whether this practice extends to default judgments as well. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a US court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of US courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code (Wetboek van Burgerlijke Rechtsvordering).

ICTS is a Dutch Public Limited Liability Company. The rights of the Shareholders may be Different from the Rights of Shareholders in Companies Governed by the Laws of US Jurisdictions.

The rights of Shareholders and the responsibilities of Managing Directors and Supervisory Directors may be different from the rights and obligations of shareholders in companies governed by the laws of US jurisdictions. Such differences include, among others, voting requirements for important shareholder resolutions regarding capital measures, corporate reorganizations and certain shareholder rights, such as assertion of liability claims. In the performance of its duties the Management Board and Supervisory Board are required by Dutch law to consider the interests of the Company, the Shareholders, its employees and other stakeholders in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of the Shareholders.

Item 4.       Information on the Company

ICTS is a public limited liability company organized under the laws of The Netherlands since 1992. Our offices are located at Walaardt Sacréstraat 425-5, 1117 BM Schiphol-Oost, The Netherlands and its telephone number is +31-20-347-1077.

History and Development of the Company:

Aviation Security and Other Aviation Services Businesses

The Company provides aviation security through its subsidiary I-SEC International Security B.V. and other aviation related services through its subsidiary Huntleigh U.S.A. (“Huntleigh”)

In 2001 and 2002, ICTS sold substantially its European aviation security operations in two stages for an aggregate purchase price of $103 million. As a result of the sale ICTS fully divested itself at that time from most of its European operations.

In February 2005 the Company decided to re-enter the European aviation security market. In March 2005, the Company established a wholly owned subsidiary, I-SEC International Security B.V. and Subsidiaries (“I-SEC”), under which all the European aviation security activities provided by ICTS are operated. Thereafter, I-SEC established new subsidiaries throughout Europe and the Far East.

Authentication Technology Business

Our technology business is primarily involved in the services of authentication security to financial and other institution, mainly in the United   States of America and Europe.

Business Overview

General

ICTS provides the following services through its subsidiaries as follows:

I-SEC primarily supplies mainly aviation security services at airports in Europe and the Far East.

Huntleigh provides for the most part non-security other aviation related services in the United States of America.

AU10TIX develops technological systems and authentication solutions for financial and other companies.

Business Strategy

We are currently pursuing the following business strategy:

Aviation Security and Critical Infrastructure Operations in Europe and the Far East

Through the I-SEC subsidiaries, we supply aviation and other high-end security services to airports, airlines, governments and critical infrastructure facilities in Europe and the Far East. Currently, I-SEC provides aviation security services to three out of the five largest airports in Europe. I- SEC is focused on the critical infrastructure operations in the countries where we are present, next to our core business (airports, airlines, cargo). I-SEC is continuously looking for ways to extend its operations in new and existing locations.

Other Aviation Related Services in the U.S.A.

Through Huntleigh we provide limited security services and non-security other aviation related services in the U.S.A. Huntleigh is continuously looking for ways to extend its operations in new and existing locations.

Developing Authentication Technologies

Through AU10TIX, we are focusing on developing authentication technologies in order to provide authentication services to financial and other markets worldwide. AU10TIX is continuously looking for ways to extend the services it provides both to new and existing customers.

Services

Services Offered in Europe and the Far East

I-SEC specializes in the provision of advanced aviation security services worldwide. These include security consulting and security handling at airports, cargo warehouses and for airlines:  security screening, checkpoint screening, cargo screening, hold baggage screening (“HBS”), X-ray operator training, integrated services and high-risk flights (HRF). I-SEC has also started diversifying its portfolio and started engaging in provision of security services for Critical Infrastructure facilities and High-End guarding services.

The Company benefits from the broad know-how and international operational experience it has acquired in more than three decades of intensive activity in the field of aviation security.

I-SEC's management and key personnel are widely recognized in the industry as developers of pioneering aviation security concepts, methods  and technologies, focusing on airport security and on high-risk environments. With its highly skilled and experienced professional staff supported by proprietary technological innovations, I-SEC is ideally positioned to deliver cost-effective aviation security solutions and services to airports and airlines with varying operational volumes and needs.

I-SEC has operations in The Netherlands, Germany, Spain, Italy, Denmark, Sweden, Finland and Norway and is continuing to expand to other countries in Europe. Additionally, I-SEC currently operates at four major airports in Japan providing airline services such as passenger handling services, secondary screening and training to airlines.

Building on its management’s strong reputation and on its broad know-how and experience, I-SEC is committed to providing its clients with security services at the highest professional level, while offering unprecedented cost savings due in part to the integration of advanced proprietary technologies.

I-SEC Aviation Security Services

Checkpoint Screening

I-SEC provides trained checkpoint operators and supervisors to airlines and airports as well as other clients in many countries.

The Company trains its staff to perform screening at checkpoints, both efficiently and effectively, fully complying with regulatory and client requirements on the one hand and focusing on hospitality and customer service requirements on the other hand.

Passengers Security Screening

I-SEC delivers Passenger Security Screening at airports at the highest level for its clients. The Company constantly upgrades its services, trains its employees and applies a state-of-the-art quality management system in order to ensure that amendments in regulatory requirements as well as changes in the threat environment and developing needs are at all times respected.

Passenger privacy and confidentiality are strictly maintained at all times in accordance with all relevant regulations issued by both US and EU regulators.

Hold Baggage Operation (HBS)

Regulatory agencies in Europe and the USA require airlines and airports to perform 100% hold baggage screening. I-SEC provides the trained         manpower required to carry out these tasks, as well as training services for the airport's own staff.

Cargo Security

I-SEC provides a range of services that focuses on cargo security. Also in this area, the highest standards are applied. The Company supports not only in the provision of related services but also implements dedicated Security programs: Planning and implementation of a cargo security program; training the client's staff and management team and deploying of explosive detection dogs. Furthermore, training of its own staff is an important part of the work.

Training its own and the client's employees to operate in accordance with the relevant security requirements while maintaining flexibility with      regard to course content, scope, duration, location and the number of trainees.

Integrated Services

I-SEC is well equipped to deliver a wide variety of integrated services linking security with customer service. These integrated services, which combine   security and operational processing, are based on numerous years of experience and expertise and fully comply with all local, national and international regulatory requirements. They as well include many customer service functions enabling airlines to improve customer services while reducing manpower needs and operational costs.

Explosion Detection Dog Handling

In 2021 I-SEC acquired a dog handler company in Sweden and integrated Explosive Detection Dog Handling into the Swedish subsidiary. Next to the current business in I-SEC Sweden, the Explosive Detection Dog Handling organization, based in Sweden, can support the entire group in this area with its expertise

I-SEC Aviation Security Training Services

Training Programs and Seminars

I-SEC's training programs are the product of over 30 years of expertise and experience in the development of training materials covering every aspect of airline and airport security operations and their implementation worldwide. They are similarly suitable to be implemented in Critical Infrastructure facilities and for High-End guarding services.

Aviation security and security awareness training courses are offered, which are modular in nature and are adapted to meet the specific needs of each client. The courses are constantly being updated to ensure that they cover all relevant material relating to new regulations, new threats, etc. Many of the courses include simulations, role play, situational exercises, case studies and on job training. Sophisticated training aids are employed to make the training experience more efficient and interesting, thus ensuring optimal results.

I-SEC Aviation Security Consulting Services

A comprehensive risk analysis is the essential primary component of any security system. The identification of the risks relevant to the particular     site or operation, and their grading according to their potential damage and probability enables the Company to develop security concepts and design a security system that will effectively deal with these risks. I-SEC employs security experts specializing in the performance of risk analyses in a variety of threat environments ensuring the risks are fully and accurately mapped.

I-SEC security experts possess broad experience in the design and development of modular aviation security systems, customized to meet local needs and complying with international standards. Designed systems are both flexible and dynamic in nature ensuring that any adaptations required to meet changes in the threat environment in the future can be carried out quickly with minimal investment of effort and funds.

System development also covers the definition of needs in the areas of manpower, technical means and advanced technologies, with the aim of attaining the optimal balance, thus maximizing both efficiency and savings in operational and staffing costs. Our experts also assist the client to determine priorities in implementation as a function of the prioritized needs and the available resources. Assistance in the recruitment of security managers and staff based on predefined standards is also offered .

For over three decades I-SEC specialists have been assisting their clients implement and assimilate proven work methods and security solutions designed on the basis of extensive know-how and experience and tailored to meet their specific needs. The client's staff members at all levels, are trained to perform their relevant tasks and are provided with ongoing consulting and support to ensure the smooth running of security operations.

Furthermore, I-SEC’s expert security consultants specialize in the performance of airport security surveys and audits, the scope of which are determined together with the client. Surveys can range from individual aspects of airport security to comprehensive, all-encompassing surveys. Special attention is put on the verification of compliance with applicable regulation and the presentation of recommendations regarding any amendments that may be required. As security systems are only effective if they continue to address existing and anticipated threats and to fully comply with international, national and local regulatory requirements, periodical aviation security audits are of vital importance. I-SEC experts possess vast international experience in the performance of such audits and the recommend steps that must be taken to ensure full compliance and suitability of the aviation security system.

Aviation Security Technology

In the interest of enabling clients to maintain the required level of security while reducing operational costs, I-SEC utilizes several innovative, proprietary means.

NAPS (New Advanced Passenger Screening)

NAPS is a sophisticated IT-system that enables pre-departure analysis of passenger information and is designed to help screen airline passengers in a faster and more efficient manner. It was developed based on the extensive experience and knowledge accumulated by the Company’s professionals and in accordance with European and US regulations. Furthermore, the tool was updated recently to capture the new privacy regulations.

X-Check

X-Check including I-Check supports the document screening process in high-risk flight environments. The application turns a tablet or cellphone into an extremely fast and accurate passport and barcode scanner. Once the X-Check tablet app is connected to the X-Check infrastructure, a wide variety of functionalities including security vetting, become available guiding the security agent and supervisors intuitively through the features and functionality.

Services Offered in the United States of America

As of December 31, 2022 Huntleigh provides limited aviation security services and other aviation related services at approximately 30 airports in 22 states.

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

Each of the non– security services involve one of the following specific job classifications:

Agent Services for Airlines

Agent services include vendor behind counters and baggage service (BSO). Although   an agent is a Huntleigh employee, the employee is considered a representative of specific airlines.

Guard Services

Guard services involve guarding secured areas including aircraft. Huntleigh also provides guard services to schools, places of worship, homeowners association, events, etc. In addition, Huntleigh is offering and providing camera security monitoring services.

Queue Monitors

Huntleigh provides queue monitors assisting passengers before the checkpoint.

Aircraft Cleaning

Huntleigh provides employees who perform aircraft cleaning services such as the following:

•	Cleaning the aircraft interior
•	Conducting cabin searches
•	Waxing the aircraft exterior

Janitorial

Huntleigh provides janitorial services to airline airport offices, airline terminal areas, airline gates and office buildings.

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

Cruise line baggage transfer

Huntleigh provides baggage handlers from the airport to the seaport and vice versa for cruise line passengers.

VIP Meet and Greet Services

Huntleigh provides VIP meet and greet services of assisting passengers with the transition through the airport on arrival and / or departure.

Equipment for Passengers with Restricted Mobility

In December 2019, Aviation Mobility Solutions Inc. a subsidiary of Huntleigh, was formed in order to find, evaluate and deliver new and innovative products for passengers with restricted mobility. Equipment examples are: E-mobby, Multi Mobby and Mobby wheelchairs.

Authentication Systems and Solutions

AU10TIX, an identity management company, is on a mission to obliterate fraud and further a more secure and inclusive world. The company provides critical, modular solutions to verify and link physical and digital identities so businesses and their customers can confidently connect. Over the past decade AU10TIX has become the preferred partner of major global brands for customer onboarding and customer verification automation and continues to work on the edge of what’s next for identity’s role in society. AU10TIX’s proprietary technology provides results in less than 8 seconds, enabling businesses to onboard customers faster while preventing fraud, meeting compliance mandates and, importantly, promoting trust and safety.

Product & Technology

AU10TIX’s modular SaaS offering for identity verification and fraud prevention automates the capture, authentication and content retrieval from physical ID documents. AU10TIX speeds up customer screening and enrollment while enhancing security and ID fraud prevention with 100% automated (i.e., no data entry or back-office dependencies) forensic-level forgery, counterfeiting and risk factor detection and higher conversion rates of borderline quality images. AU10TIX technology in addition is data-rich, and has  fast-response exception reporting and multi-lingual document content support while providing rapid processing (typically 8 seconds or less for the complete verification process).

AU10TIX technology is designed for security-sensitive and business-sensitive environments such as airports, border control, financial services, etc. which require hi-resolution document imaging, auto image optimization, auto-classification of documents up to version level, extraction of readable + encoded content including MRZ lines and barcodes. The automated technology provides real-time cropping of face photograph, multi-factor identity authentication immediate detailed exception alerts, ability to integrate with chip readers and barcode readers, ability to integrate with biometric inputs and ability to query date against databases or watch-lists.

AU10TIX’s core engine along with new products like SECURE.ME, a white label identity verification experience, automates all essential components of customer onboarding and KYC initiation in regulated markets including ID document authentication, face matching, Proof-Of-Address processing and identity data verification and screening (eIDVS).

AU10TIX enables fully automated ID image recognition and optimization, pre-screening, content retrieval, forgery, counterfeiting collateral risk flag detection and exception reporting. Clients are also offered SDK packages to improve and control ID and face image capturing by customers.

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

Investments

Artemis Therapeutics, Inc.

As of December 31, 2022, the Company owns less than 1% of the issued and outstanding share capital of Artemis Therapeutics, Inc. (“ATMS”). On March 6, 2022, ATMS entered into a Share Exchange Agreement with Manuka Ltd. and the shareholders of Manuka Ltd., a company incorporated in Israel engaged in developing and manufacturing skincare products based on Manuka honey and bee venom. Following those agreements Manuka Ltd. became a wholly owned subsidiary of the ATMS. As the shareholders of Manuka Ltd. received the largest ownership interest in ATMS, Manuka Ltd. was determined to be the “accounting acquirer” in a reverse recapitalization.

The market value of the Company's investment in ATMS as of December 31, 2022 and 2021 is $0.1 million and $0.1 million, respectively. The Company evaluated the stock price of ATMS but as ATMS share price is low, the number of shares that are being traded is low and as ATMS still does not have any material revenue or profitable operations, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero.

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”) and to provide aviation security and non-security services in South Korea. Each one of the parties holds 50% (fifty percent) of the JVC’s equity. The Company uses the equity method for this investment. As of December 31, 2022, the Company’s investment is 33.8 million KRW ($0). For the years ended December 31, 2022, 2021 and 2020, the Company recognized a loss in its consolidated statements of operations of 125 million KRW, 10.5 million KRW and 17.7 million KRW, respectively ($0.1 million, $0 million and $0 million as of December 31, 2022, 2021 and 2020, respectively) from its investment in the JVC. In January 1, 2023, the Company sold its part in the JVC to the South Korean Company for an amount of €25 thousand ($27 thousand as of December 31, 2022). At December 31, 2022 the Company wrote off $0.1 million of the investment to match the sale price.

Mesh Technologies, Inc.

In January 2019, the Company invested an amount of $0.1 million in Mesh Technologies, Inc. (“Mesh”), a company incorporated in the USA. As of December 31, 2021, the investment represented less than 1% of the issued and outstanding share capital of Mesh. Mesh is a technology company providing cross-border payments technology by innovating on the existing payment rails of established card networks available in the market. As Mesh is a private, closely-held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment. In December 2021, the Company sold approximately 25% of its investment for a total amount of $0.2 million and recognized a gain of $0.2 million.

Arrow Ecology & Engineering Overseas (1999)

In December 2019, the Company invested an amount of $1.8 million in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”), a limited company incorporated in Israel. Arrow develops and operates a sustainable green process to recycle mixed and sorted municipal solid waste. Arrow is in discussions to build plants in various locations. The Company purchased few types of shares representing 22.6% of Arrow’s equity for an amount of $22 thousand and shareholders loans were purchased for a price of $1.7 million ($4.1 million stated value less $2.4 million allowance for credit losses which have not changed since the acquisition). The Company uses the equity method for this investment. During the years ended December 31, 2022, 2021 and 2020, the Company recognized its share in Arrow losses in the amount of $0 million, $1.0 million and $0.8 million, respectively, from this investment.

The Company suspended its use of the equity method to accounting for this investment in 2023 after its investment balance was reduced to zero.

The Company has an agreement with an entity related to its main shareholder, according to which, if the value of the investment decreases, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $1.9 million. The guarantee is effective immediately as of the date of purchase and terminates on January 1, 2025. Some Directors, managers and shareholders of Arrow are related parties of the Company.

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

Sardine AI Corp.

In August 2020, the Company invested an amount of $0.1 million in SardineAI Corp (“SardineAI”), a company incorporated in the USA. In return, the Company received preferred shares representing less than 1% of SardineAI equity. SardineAI is a Fraud Prevention-as-a-Service (FaaS) platform for Digital businesses to detect frauds and financial crimes. As SardineAI is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment. In January 2023, the Company sold approximately 85% of its investment for a total amount of $0.8 million.

Silver Circle One

In December 2021, March 2022 and December 2022, the Company invested a total amount of $38 thousand in Silver Circle One, a capital fund which aims to invest in private emerging companies with focus on consumer, commerce and technology companies. The company committed to invest up to $0.1 million on the pool. As Silver Circle One is a private, closely-held fund, there is no active market for this investment. Therefore, the company measures the investment at cost minus impairment.

Justt Fintech Ltd (previously Acrocharge Ltd)

In December 2021, the Company invested an amount of $0.1 million in Justt Fintech Ltd (“Justt”), a company incorporated in Israel. As of December 31, 2022, the investment represented less than 1% of the issued and outstanding share capital of Justt Fintech Ltd. Justt is a technology company which fully automated chargeback disputes on behalf of online merchants. As Justt is a private, closely-held company, there is not active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Nilus OS Ltd

In March 2022, the Company invested an amount of $25 thousand in Nilus OS Ltd. (“Nilus”), a company incorporated in Israel. As of December 31, 2022, the investment represented less than 1% of the issued and outstanding share capital of Nilus. Nilus is a company that automates payment and financial workflows for platforms that involve transfers of money. As Nilus is a private, closely-held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Revenue

Revenue generated from customers by geographical area based on the geographical location of the customers invoicing address is as follows:

Revenue in Germany
Our revenue in Germany during the years 2022, 2021 and 2020 totaled $111.8 million (34% of total revenue), $126.4   million (39% of total   revenue) and $119.5 million (48% of total revenue), respectively.

Revenue in the U.S.
Our revenue in the United States of America during the years 2022, 2021 and 2020 totaled $88.3million (27% of total revenue), $94.7 million (29% of total   revenue) and $45.3 million (18% of total revenue), respectively.

Revenue in The Netherlands
Our revenue in The Netherlands during the years 2022, 2021 and 2020 totaled $63.8 million (20% of total revenue), $52.2 million (16% of total revenue) and $58.4 million (24% of total revenue), respectively.

Revenue in Spain
Our revenue in Spain during the years 2022, 2021 and 2020 totaled $39.4 million (12% of total revenue), $30.9 million (10% of total revenue) and $7.5 million (3% of total revenue), respectively.

Revenue in Other Locations
Our revenue in other locations during the years 2022, 2021 and 2020 totaled $21.5 million (7% of total revenue), $20.7 million (6% of total revenue) and $17.7 million (7% of total revenue), respectively.

Major Customers

Revenue from two customers represented 52% of total revenue during the year ended December 31, 2022, of which customer A accounted for 34% and customer B accounted for 18% of total revenue. Accounts receivable from these two customers represented 31% of total accounts receivable as of December 31, 2022.

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

Customers A and B mentioned above, have been principal customers in the last three years.

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

Organizational Structure

The following are the active subsidiaries of ICTS as of December 31, 2022:

I-SEC Global Security B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries:

I-SEC International Security B.V. (The Netherlands - 100%), which holds the shares of:

I-SEC Benelux Holdings B.V. (Netherlands - 100%) which holds the shares of:
I-SEC Nederland B.V. (Netherlands – 100%)
I-SEC Nederland Security Services B.V. (Netherlands – 100%)
I-SEC Belgium Aviation Security B.V. (Belgium – 100%)

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
Quality Detection Dogs Sweden A.B. (Sweden – 51%)*

I-SEC German Holding B.V. (Netherlands – 100%) which holds the shares of:
I-SEC Security Services GmbH (Germany - 100%)
I-SEC German Aviation Holdings 1 B.V. (Netherlands – 100%)** which holds the shares of:
I-SEC Verwaltungs SE (Germany – 100%)***
I-SEC Deutsche Luftsicherheit SE&Co.KG (Germany – 100%)

I-SEC German Special Operations B.V. (Netherlands – 100%)

I-SEC Tech B.V. (Netherlands – 100%)

I-SEC Italia s.r.l. (Italy - 100%), which holds the shares of:
 I-SEC Italia Services s.r.l. (Italy – 100%)

I-SEC Japan K.K. (Japan - 100%)
Freezone I-SEC Korea Inc (South Korea – 50%)*

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
AU10TIX Limited (Cyprus – 100%) which holds the shares of:
AU10TIX B.V. (The Netherlands – 100%) which holds the shares of:
AU10TIX Ltd. (Israel – 100%), which holds the shares of:
AU10TIX Services Inc. (Texas, USA – 100%)

*The Company’s holdings were sold on January 1, 2023

**I-SEC German Aviation Holdings 1 B.V. is a limited partner (100%) of I-SEC Deutsche Luftsicherheit     SE&Co.KG (Germany)

***I-SEC Verwaltungs SE is a general partner (0%) of I-SEC Deutsche Luftsicherheit SE&Co.KG (Germany).

Property, Plant and Equipment

The Company leases certain premises under various operating leases. Maturities of operating lease liabilities as of December 31, 2022 were as follows (in millions):

Year ended December 31,
2023	$4.4
2024	3.4
2025	1.6
2026	1.0
2027	0.7
Thereafter	0.3
$11.4

Lease expenses for the years ended December 31, 2022, 2021 and 2020 are $6.2 million, $6.0 million and $5.5 million, respectively.

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

We cannot guarantee any future results, levels of activity, performance or achievements. The forward-looking statements contained in this annual report on Form 20-F represent managements’ expectations as of the date of this annual report on Form 20-F and should not be relied upon as representing ICTS's expectations as of any other date. Subsequent events and developments will cause management's expectations to change. However, while we may elect to update these forward-looking statements, ICTS specifically disclaims any obligation to do so, even if its expectations change.

Overview

The Company operates in four reportable segments (a) corporate (b) airport security (c) other aviation related services and (d) authentication technology. Until December 31, 2021 the Company used to present the results of the airport security and the other aviation related services as one consolidated segment. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security segment provides security services primarily to airport authorities and airlines predominantly in Europe. The other aviation related services segment provides services primarily to airlines and airport authorities in the United States of America. The authentication technology provides authentication services to financial and other companies, predominantly in the United States of America. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

Critical Accounting Estimates

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are: (a) valuation allowance of deferred income taxes and (b) determination of the estimated fair value of the AU10TIX preferred shares conversion in 2021. Please refer to Note 2 of ICTS’s consolidated financial statements included in this Annual Report for the year ended December 31, 2022 for a summary of ICTS’s significant accounting policies.

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

Following the SPA on June 28, 2021, the Company has assessed whether the change in the terms of the AU10TIX Preferred Shares (“Preferred Shares”) following the closing of the 2021 SPA constituted a modification or extinguishment for accounting purposes by comparing the fair value of these Preferred Shares immediately before and immediately after the closing of the 2021 SPA. An extinguishment occurs when the difference in fair value exceeds 10%, while a modification occurs when such fair value difference is lower than 10%.

Additionally, the carrying value of the Series A-1 Shares, which were previously presented among non-controlling interests, were reclassified to redeemable non-controlling interests and initially recognized at their fair value following their re-designation as New Series A Preferred Shares.

Following the modification and extinguishment of the Preferred Shares and the reclassification of the Series A-1 Shares, in 2021 the Company adjusted the carrying value of the redeemable non-controlling interests by $9.1 million, with a corresponding decrease to additional paid-in capital and non-controlling interests in the amounts of $10.1 million and $1.0 million, respectively.

Discussion and Analysis of the Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2022, 2021 and 2020. However our discussion of the results of operations excludes the comparison of the results for the years ended December 31, 2021 and 2020. Refer to item 5, Operating and Financial Review and Prospects-Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2021 which was filed with the SEC on May 16, 2022.

	U.S. Dollars in Thousands
	Year ended December 31,
	2022	2021	2020

Revenue	$324,977	$324,934	$248,419
Cost of revenue	261,181	209,771	196,569
Gross profit	63,796	115,163	51,850
Operating expenses:
Research and development	13,601	12,114	6,541
Selling, general and administrative	53,799	50,882	37,239
Goodwill impairment	-	139	-
Total operating expenses	67,400	63,135	43,780
OPERATING INCOME (LOSS)	(3,604)	52,028	8,070
Equity loss from investment in affiliates	97	983	790
Other income (expenses), net	113	(537)	(1,288)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(3,588)	50,508	5,992
Income tax expenses	1,646	9,220	590
NET INCOME (LOSS)	(5,234)	41,288	5,402
Less: Net income (loss) attributable to non-controlling interests	(509)	6,481	999
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V	$(4,725)	$34,807	$4,403

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
Revenue	100.0%	100.0%	100.0%
Cost of revenue	80.4%	64.6%	79.2%
Gross profit	19.6%	35.4%	20.8%
Research and development	4.2%	3.7%	2.6%
Selling, general and administrative	16.5%	15.7%	15.0%
Goodwill impairment	-%	-%	-%
Total operating expenses	20.7%	19.4%	17.6%
OPERATING INCOME (LOSS)	(1.1)%	16.0%	3.2%
Equity loss from investment in affiliates	(-)%	(0.3)%	(0.3)%
Other income (expenses ), net	-%	(0.2)%	(0.5)%
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(1.1)%	15.5%	2.4%
Income tax expenses	0.5%	2.8%	0.2%
NET INCOME (LOSS)	(1.6)%	12.7%	2.2%
Less: Net income (loss) attributable to non-controlling interests	0.1%	2.0%	0.4%
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V	(1.5)%	10.7%	1.8%

The following table sets forth, for the annual periods indicated, the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2022	2021	2020
Germany	$111,826	$126,367	$119,500
United States of America	88,333	94,743	45,305
The Netherlands	63,842	52,165	58,446
Spain	39,448	30,946	7,465
Other	21,528	20,713	17,703
Total Revenue	$324,977	$324,934	$248,419

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The COVID-19 outbreak has developed rapidly in 2020 and 2021, with a significant number of cases. The Company is dependent mostly in Europe and the United States of America for its business on the airline industry. In addition, the decisions taken by various governments have affected economic activity and the Company’s business as following:

•
Decrease of travel by flights, reducing the demand for services the Company provide as part of its airport security and other aviation services. As a result, our cumulative revenues of the airport security and other aviation services in the twelve months ended December 31, 2021 and 2020 were lower than our revenues in previous years. During 2022 we have seen improvement in the aviation industry. However, in some locations, the industry suffered from a shortage in manpower making it difficult to handle the growing demand. As of December 31, 2022, the Company has overcome the manpower shortage in most of the locations in which it operates.

•
Governments, in some of the countries in which we operate, have announced the implementation of government assistance measures which mitigated the impact of the COVID-19 outbreak on our results and liquidity. During 2022, 2021 and 2020, in the United States of America, the government has approved a payroll support of $0 million, $15.9 million and $13.7 million to the American subsidiary of the Company. Out of those amounts the American subsidiary recognized amounts of $0 million, $16.9 million and $12.7 million respectively, as reduction of labor expenses for the years ended December 31, 2022, 2021 and 2020. In the Netherlands, the government has approved a support of €3.7. million, €18.1 and €17.6 million ($3.9 million, $22.6 million and $21.6 million as of December 31, 2022, 2021 and 2020, respectively) for the years ended December 31, 2022, 2021 and 2020. The Dutch government terminated the support program on March, 2022. In Germany, the employees are eligible for payroll support up to 60% of the employee’s payroll (on an individual basis) where the employees meet the support plan requirements. Currently, the Company does not expect those governmental measures to be renewed or extended.

•
As the majority of the Company’s operations are in Euros, the yearly results are being affected by the movements in exchange rates between the Euros and the US Dollars. The yearly average exchange rate for the year 2022 was 1.05 USD to 1.00 Euro compared to 1.18 USD to 1.00 Euro in 2021, representing a decrease of approximately 11%.

During 2022 the Crypto market has been volatile and was negatively affected, for the most part by the monetary tightening by central banks around the world to combat inflation. The Company’s authentication technology segment provides services to some customers in this market, adversely impacting the Company’s revenues.

Revenue

Total revenue in 2022 was $325.0 million compared to $324.9 million in 2021.

Revenue generated in Germany was $111.8 million in 2022 compared to $126.4 million in 2021. As revenue in Germany is in Euro, it is being affected also by exchange rate fluctuations as its being translated to USD. Revenue of 2021 according to the 2022 exchange rate would have been $113.1. million.

Revenue generated in the Netherlands was $63.8 million in 2022 compared to $52.2 million in 2021. The increase in revenue generated in the Netherlands was a result of more services provided to our main customer in the Netherlands (Schiphol Airport) and increases in the hourly rate paid to employees and reimbursed to the Company by Schiphol Airport. As revenue in the Netherlands is in Euro, it is being affected also by exchange rate fluctuations as it is being translated to USD. Revenue of 2021 according to the 2022 exchange rate would have been $46.4 million.

Revenue generated in the United States of America was $88.3 million in 2022, compared to $94.7 million in 2021. The decrease in revenue generated in the United States of America was primarily a result of decrease of services provided by the authentication technology segment to American customers, especially to customers involved in the crypto markets. Revenue of the authentication technology generated in the United States of America decreased from $58.5 million in 2021 to $34.4 million in 2022. On the other hand, services provided by our other aviation related services segment to its customers in the United States of America increased from $36.2 million in 2021 to $54.0 million following a recovery in the airline industry in 2022 and increases in minimum wage rates.

Revenue generated in Spain was $39.4 million in 2022 compared to $30.9 million in 2021. The increase in revenue generated in Spain represent new contracts in Spain and an increase of services to existing customers. As revenue in Spain is in Euro, it is being affected also by exchange rate fluctuations as it is being translated to USD. Revenue in 2021 according to the 2022 exchange rate would have been $27.5 million.

Revenue outside Germany, the Netherlands, Spain and the United States of America totaled $21.5 million in 2022 compared to $20.7 million in 2021.

Cost of Revenue

Cost of revenue was $261.2 million or 80.4%, compared to $209.8 million or 64.6% of revenue in 2021. The majority of cost of revenue relates to payroll and related costs. Following the recovery of the airport security and other aviation related services segments in 2022, the cost of revenue increased. Following the COVID-19 crisis some countries provided financial assistance to the Company and its subsidiaries at the airport security and other aviation related services segments, which reduced the Company’s labor costs. The major countries that provided assistance were: (a) the Netherlands provided for the years 2022 and 2021 financial and payroll support to the Dutch companies in the group of €3.7. million and €18.1 million ($3.9 million and $22.6 million as of December 31, 2022 and 2021), respectively reducing the Company’s labor costs. (b) the United States of America provided in 2022 and 2021 to the Company payroll support of $0 million and $15.9 million, respectively, of which $0 million and $16.9 million were used and recognized in 2022 and 2021, respectively, reducing the Company’s labor costs in the United States of America. Those amounts were recorded in the Company’s books as reduction of payroll expenses, which decreased the cost of revenue, especially in 2021.In addition, following the shortage in manpower in many locations in which the Company operates and increases of minimum wage rates in few states in the United States of America, the labor costs of the Company increased.

Research and Development Expenses (“R&D”)

Research and development costs were $13.6 million or 4.2% of revenue, compared to $12.1 million or 3.7% of revenue in 2021. As the authentication technology segment is looking to increase its sales, developments and activities, the Company increased the number of employees in its Research and Development department especially in the first half year of 2022, resulting mostly in increase of the R&D payroll costs.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses were $53.8 million or 16.5% of revenue in 2022, compared to $50.9 million or 15.7% of revenue in 2021. The Company’s payroll, related expenses and commissions increased by $5.2 million compared to 2021. However, in 2021 payroll costs included a special governmental assistance from the Dutch government of $2.7M which reduced the labor costs. Marketing expenses increased by $1.0 million, relating to the efforts of the authentication technology segment to expand and increase its sales. The Company’s legal and accounting expenses decreased by $1.5 million. The decrease in 2022 relates mostly to less legal costs regarding due diligence preparations and less bid costs in 2022 compared to 2021. In 2021 there were also one-time legal costs regarding the change on AU10TIX ownership. The Company reduced its other SG&A costs by approximately $1.8 million compared to 2021.

Equity Loss from Investment in Affiliates

Equity loss from investment in affiliates was $0.1 million compared to $1.0 million in 2021. The Company recognized its estimated share in Arrow Ecology & Engineering Overseas (1999) (“Arrow”) loss in the amount of $0 million and $1.0 million, respectively, from this investment for the years 2022 and 2021. The Company suspended its use of the equity method to accounting for this investment in 2023 after its investment balance was reduced to zero.

Goodwill Impairment

In February 2021, the Company acquired 51% of the outstanding shares of Quality Detection Dogs Sweden AB (“QDD”) and recorded goodwill of €0.1 million ($0.1 million as of December 31, 2021). As QDD’s revenue, operating profits and cash flows were lower than expected, an impairment loss of $0.1 million was recognized in 2021. The Company sold its part on this investment in January 1, 2023 for a non-material amount.

Other Income (Expenses), net

Other income (expenses), net, were $0.1 million or 0% of revenues in 2022, compared to $0.5 million or 0.2% of revenues in 2021. Interest expenses decreased by $0.4 million in 2022 following the expiration of the Company’s lines of credit in the Netherlands and the United States of America. In addition, in 2022 the Company recorded exchange rate income of $0.7 million compared to exchange rate income of $0.1 million in 2021.

Income Tax Expenses

Income tax expenses were $1.6 million or 0.5% of revenue in 2022 compared to $9.2 million or 2.8% of revenue in 2021. Income tax expenses relating to the authentication technology segment were $0.2 million in 2022 compared to $4.8 million in 2021. The fact that the authentication technology has net losses in 2022 resulted in lower income tax expenses compared to 2021 which was a very profitable year. Income tax expenses relating to the airport security were $1.3 million in 2022 compared to $3.9 million in 2021. Income tax expenses relating to the other aviation related services were $0.1 million in 2022 compared to $0.5 million in 2021. In 2021, the Company has received payroll support from different governments which reduced materially the labor costs and increased the profitability. Although some of the subsidiaries of the Company were profitable in 2021, previous net operating losses were utilized to reduce the yearly income tax expenses.

Reportable Segment

The following table sets forth, for the annual periods indicated, certain financial data related to the Company’s reportable segments. However our discussion of the reportable segments excludes the comparison for the year ended December 31, 2020. Refer to item 5, Operating and Financial Review and Prospects – Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on May 16, 2022.

	U.S. Dollars in Thousands
	Corporate	Airport Security	Other Aviation related Services	Authentication Technology	Total
Year ended December 31, 2022:
Revenue	$-	$224,037	53,954	$46,986	$324,977
Depreciation and amortization	71	779	286	1,318	2,454
Net income (loss)	(2,921)	1,128	(2,229)	(1,212)	(5,234)
Goodwill	-	646	-	-	646
Total assets	8,698	82,016	25,072	68,847	184,633

Year ended December 31, 2021:
Revenue	$-	$217,463	$36,224	$71,247	$324,934
Depreciation and amortization	75	939	167	880	2,061
Net income (loss)	(2,020)	7,202	14,710	21,396	41,288
Goodwill	-	690	-	-	690
Total assets	10,349	84,923	27,502	73,106	195,880

Year ended December 31, 2020:
Revenue	$-	$194,477	$28,177	$25,765	$248,419
Depreciation and amortization	72	994	308	716	2,090
Net income (loss)	(3,853)	(2,779)	8,835	3,199	5,402
Goodwill	-	746	-	-	746
Total assets	12,488	72,851	13,699	41,350	140,388

Corporate Segment

The Company’s loss in the corporate segment increased from $2.0 million in 2021 to $2,9 million in 2022. During 2022 the corporate segment payroll and related costs increased by $0.4. As the corporate segment is located in the Netherlands, it was entitled to payroll support granted by the Dutch government in 2021 which reduced the labor costs. In 2022 the Company had exchange rate income of $0 million compared to exchange rate income of $0.3 million in 2021. Legal costs increased in 2022 by $0.3 million compared to 2021 following the inquiry proceedings initiated by a minority shareholder of the Company.

Airport Security Segment

Increase in revenue from the airport security segment from $217.5 million in 2021 to $224.0 million in 2022 relates to the recovery of the aviation industry from the COVID-19 crisis in 2021. As the majority of this segments operations are in Euros, the yearly results are being affected by the movements in exchange rates between the Euros and the US Dollars. The yearly average exchange rate for the year 2022 was 1.05 USD to 1.00 Euro compared to 1.18 USD to 1.00 Euro in 2021, representing a decrease of approximately 11%.

The Company’s net income (loss) from the airport security was $1.1 million in 2022 compared to $7.2 million in 2021. The main reasons for the difference between 2022 and 2021 are: (a) in 2022 and 2021 the segment received financial and payroll support from the Dutch government of €3.7 million and €18.1 million ($3.9 million and $22.6 million as of December 31, 2022 and 2021), respectively, which was recorded as reduction of expenses. and (b) recovery of the aviation industry in 2022 which increased the demand for our services.

Other Aviation Related Services Segment

Increase in revenue from aviation related services segment from $36.2 million in 2021 to $54.0 million in 2022 relates to the recovery of the aviation industry from the COVID-19 crisis in 2021.

The Company’s net income (loss) from the other aviation related services was $(2.2) million in 2022 compared to $14.7 million in 2021. The main reasons for the difference between 2022 and 2021 are: (a) In 2022 and 2021 the segment received payroll support from the United States of America government, which $0 million and $16.9 million, respectively, was recorded as reduction of expenses. and (b) recovery of the aviation industry in 2022 which increased the demand for our services. The results of this segment have been affected also by shortage in manpower and increase of minimum wage rates in few states in the United States of America which eroded the profitability of the segment.

Authentication Technology Segment

Revenue in 2022 from the authentication technology segment was $47.0 million compared to $71.2 million in 2021. During 2022 the Crypto market has been volatile and was negatively affected, for the most part by the monetary tightening by central banks around the world to combat inflation. The Company’s authentication technology segment provides services to some customers in this market and because of that, its revenues have been negatively affected. The profit (loss) from this segment amounted $(1.2) million in 2022 compared to $21.4 million in 2021. Decrease in profitability in 2022 was a result of the material decrease in revenue.

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

As of December 31, 2022 and 2021, the Company had cash, cash equivalents, restricted cash and bank deposits of $96.0 million and $103.5 million, respectively. As of December 31, 2022 and 2021, restricted cash were $20.5 million and $14.7 million which consist of collateral for our letters of credit, derivative instruments and restricted bank accounts in the Netherlands, which are restricted for payments to local tax authorities. As of December 31, 2022 and 2021, bank deposits were $24.6 million and $0 million, respectively.

As of December 31, 2022 and 2021, the Company had a working capital of $87.2 million and $113.7 million, respectively and shareholders’ deficit of $10.4 million and $5.8 million, respectively. During the years ended December 31, 2022, 2021 and 2020, the Company incurred net income (loss) of $(5.2) million, $41.3 million and $5.4 million, respectively, and net cash flows provided by (used in) operating activities of $(2.1) million, $53.4 million and $24.2 million, respectively.

The Company had a line of credit in the Netherlands up to €12 million ($12.7 million as of December 31, 2022), which expired in March 2021, although it actually continued until May 2021 (except the line of credit for guarantees of €2.5 million which was in place until March 2022) and additional line of credit in the United States of America up to $10 million which expired in October 2021. As of April 30, 2023, the only line of credit the company has is in Sweden up to 4,000 SEK ($0.4 million as of December 31, 2022).

The Company has an agreement with an entity related to its main shareholder, to provide it with up to $3.0 million in revolving loans through January 2022. Out of this amount $1.2 million are convertible into the Company’s shares at a price of $0.4 per share. In December 2021 the agreement was extended until January 2024, with the ability to draw up to $2.0 million and the interest rate was adjusted to 2.5% per annum.

The Company’s business plan projects profit from operations in 2023. The Company is dependent mostly in Europe and the United States of America for its businesses on the airline industry. ICTS is an employee intensive company.

The decisions taken by various governments following the COVID 19 situation have affected economic activity and the Company’s business as following:

•
Decrease of travel by flights, reducing the demand for services the Company provide as part of its airport security and other aviation related services. Those revenues for the years ended December 31, 2022, 2021 and 2020 were $278.0 million, $253.6 million and $222.7 million, respectively.

•
Governments in some of the countries in which we operate have announced the implementation of government assistance measures, which mitigated the negative impact of the COVID-19 outbreak on our results and liquidity. In the United States of America, the government has approved in 2022 and 2021 a payroll support of $0 and $15.9 million respectively, to the American subsidiary of the Company. In the Netherlands, the government has approved a financial assistance of €3.7 and €18.1 million ($3.9 and $22.6 million as of December 31, 2022 and 2021) for the years ended December 31, 2022 and 2021. In Germany, the Company’s employees are eligible for payroll support up to 60% of the employee’s payroll (on individual basis) where the employees meet the support plan requirements. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount. The Company does not expect those measures to be renewed or extended.

•
In the Netherlands wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed and will be paid in 60 monthly installments, starting October 2022. The debt incurs annual interest starting July 2022 of 1% and increases every six months to a maximum of 4% starting January 1, 2024 onwards. As of December 31, 2022 and 2021, the Company accumulated debt of €31.8 million and €33.5 million ($33.8 million and $38.0 million as of December 31, 2022 and 2021), respectively, to the Dutch tax authorities.

The below analysis of cash flows excludes discussions relate to year ended December 31, 2020. Refer to items 5, operating and Financial review and Prospects-Liquidity and Capital Resources in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on May 16, 2022.

Cash Flows from Operating Activities

Our cash flows from operating activities vary significantly from year to year, depending on our operating results, timing of cash receipts and disbursements on accounts receivable, accounts payable, accrued expenses and other current liabilities.

Net cash provided by (used in) operating activities for the year ended December 31, 2022 was $(2.1) million. This provided cash resulted primarily from net loss for the year of $5.2 million offset by a decrease in prepaid expenses and other current assets of $5.3 million, mostly as 2021 included $9.1 million receivable from the Dutch tax authorities which was fully received during 2022 and in addition, in 2022, it included $1.8 million VAT receivable compared to $0 million in 2021. Deposits increased by $4.5 million. In 2022 there is an increase in accounts payable of $3.0 million compared to 2021, an increase in accrued expenses and other current liabilities of $3.6 million compared to 2021, mostly following increase in deferred revenue of $1.3 million and increase of accrued vacation of $0.9 million - as the company didn’t have enough manpower to supply the demand and less employees took vacations during the year. VAT payable increased in 2022 by $2.7 million following an increase in the revenue of the Company. Other liabilities decreased by $9.3 million mostly due to payments the Company has been making to cover its long term liabilities to the Dutch tax authorities, following the measures taken by the Dutch government and the postpone of payroll taxes, social security and VAT. A non-cash charge of $2.5 million for depreciation and amortization was recognized in 2022.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was $2.7 million and consisted primarily of capital expenditures of $1.7 million and capitalization of software costs of $1.4 million.

Net cash used in investing activities for the year ended December 31, 2021 was $2.4 million and consisted primarily of capital expenditures of $1.4 million and capitalization of software costs of $1.0 million.

Cash Flows from Financing Activities

Net cash used in financing activities for the year ended December 31, 2022 was $0.2 million which consisted of repayments under the lines of credit, net of $0.1 million and repayment of convertible notes payable to a related party of $0.1 million.

Net cash used in financing activities for the year ended December 31, 2021 was $7.2 million which consisted of repayments under the lines of credit, net of $7.2 million.

Borrowings

United States of America

The Company’s U.S. subsidiary was a party to a credit facility with a commercial lender, which provided a maximum borrowing capacity up to $10.0 million subject to a borrowing base limitation. The credit facility expired in October 2021. The Company is currently seeking to establish a new line of credit for this subsidiary.

Europe

The Company had a credit arrangement with a commercial bank, to provide it with up to €12.0 million in borrowings which was renewed in May 2020 through March 2021. Borrowings under the line of credit bore interest at one-month EURIBOR plus 4.8% with a minimum of 4.8% per annum. The Company was also subject to unused line fee of 0.75% per annum, which was payable quarterly. The line of credit expired in March 2021.

In addition to the line of credit arrangement, a guarantee facility of €2.5 million ($2.8 million as of December 31, 2021) is provided to the Company by the same commercial bank, which was renewed until March 2022, with an interest of 2.5% per annum and an unused line fee of 0.75% per annum which is payable quarterly. The guarantee facility expired in March 2022. As of December 31, 2021, the Company had €1.0 million ($1.2 million as of December 31, 2021) of outstanding guarantees under the guarantee facility, which related to leases and performance guarantees for contracts.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2021 and 2020, is 4.8% and 4.4% respectively.

The Company has an additional credit arrangement in Sweden to provide it with up to 4.0 million SEK ($0.4 million as of December 31, 2022) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of December 31, 2022 and 2021, the Company had 1.2 million SEK and 1.8 million SEK ($0.1 million and $0.2 million as of December 31, 2022 and 2021) respectively in outstanding borrowings under the line of credit facility.

Related Parties Financing

Convertible Notes Payable to a Related Party

The Company has an agreement with an entity related to its main shareholder, to provide it with up to $3,000 in revolving loans through January 2022. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate of LIBOR plus 7% for U.S. dollar-denominated loans and the Company’s European commercial bank interest base rate plus 3% for Euro-denominated loans. In connection with the arrangement, the holder was granted an option to convert the outstanding notes payable under the arrangement into the Company's common stock at a price of $1.50 per share and the unpaid accrued interest at a price of $0.75 per share.

In December 2021, the loan was extended until January 2024, with the ability to draw up to $2,000 and the interest rate was adjusted to 2.5% per annum.

The Company’s weighted average interest during the years ended December 31, 2022, 2021 and 2020 is 2.5%, 7.10% and 7.60%, respectively.

Total interest expense related to the note is $28 thousand, $83 thousand and $171 thousand for the years ended December 2022, 2021 and 2020, respectively.

As of December 31, 2022 and 2021, convertible notes payable to this related party consist of $1.1 million and $1.2 million, respectively.

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

On November 7, 2019, AU10TIX entered into a Series A and Series A-1 Preferred Subscription Agreement with Oak HC/FT Partners II, L.P. ("Oak"), according to which AU10TIX issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares ("Series A-1 Shares" and together with Series A Shares – "the Preferred Shares") to Oak for a subscription price of US$20.0 million in cash representing approximately 7.401% of the outstanding share capital of AU10TIX and 7.143% of the fully-diluted share capital of AU10TIX.  For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis: $19.5 million and $0.5 million, respectively. Transaction costs totaled $1.5 million and were deducted from the respective investment amounts.

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

The Series A-1 Preferred Shares do not entitle their holders to any liquidation or exit rights as the Series A Preferred Shares, and therefore are classified within permanent equity as non-controlling interests.

The anti-dilution provisions cited above have not been bifurcated from the host contract since they are to be settled into AU10TIX's non-traded shares, thus the "net settlement" criteria are not met.

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

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $13.6 million, $12.1 million and $6.5 million during the years ended December 31, 2022, 2021 and 2020, respectively.

Trend Information

Labor market conditions may require the Company to increase its prices when possible according to the contracts with customers. Cost of labor is the main variable in determining any cost increases.

The Company might be affected by a worldwide economic slowdown which might affect the aviation industry. As the Company is a service provider to this industry, such trends can affect the results of the Company. During 2021 and 2020 the company has been materially affected by the COVID-19 crisis as mentioned before.

Off-Balance Sheet Arrangements

The Company is a party to a consulting arrangement and agency agreements. In 2022 the Company has signed an employment agreement with a CEO of a subsidiary on which starting in 2023 the CEO is entitled to 10% EBIDA (excluding the applicable taxes) of that subsidiary in addition, the Company has no unconsolidated special purpose entities.

Future Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2022:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1 Year	1-3 years	4-5 years	more than 5 years
Consulting agreements	$850	$170	$510	$170	$-
Convertible notes payable - related party	1,132	-	1,132	-	-
Operating lease obligations	11,350	4,361	6,018	971	-
Governmental payments in the Netherlands (VAT, social security and wage tax)	34,751	7,189	21,996	5,566	-
	$48,083	$11,720	$29,656	$6,707	$-

The following table summarizes the Company’s other future commercial obligations as of December 31, 2022:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1 Year	1-3 years	4-5 years	more than 5 years
Guarantees and Letters of credit	$8,250	$4,990	$1,972	$1,288	$-

Cyber security

On May 2nd 2022, one of the subsidiaries of ICTS, I-SEC International Security B.V., has experienced a data breach incident. This was a ransomware incident that involved the exposure of information in the Company’s possession including human resources data of current and former employees. The Company has taken steps in an effort to address the incident. The immediate expenses following the incident were approximately $0.8 million. In addition, the Company continues upgrading its technological systems. The incident did not affect its relationships with its customers or any third parties.

Item 6.          Directors, Senior Management and Employees

The following table lists the directors and executive officers of ICTS:

	Age	Position
Menachem Atzmon	78	Chairman of the Supervisory Board
Ron Atzmon	49	Member of the Supervisory Board and Active Chairman of AU10TIX
Gil Atzmon	47	Member of the Supervisory Board
Philip M. Getter	86	Member of the Supervisory Board, Chairman of the Audit Committee
David W. Sass	87	Member of the Supervisory Board
Gail F. Lieberman	79	Member of the Supervisory Board, Member of the Audit Committee and Chairman of the Compensation Committee
Gordon Hausmann	77	Member of the Supervisory Board, Member of the Audit Committee and member of the Compensation Committee
Alon Raich	47	Joint Managing Director and Chief Financial Officer
Rom Shaked	40	Joint Managing Director

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

Philip M. Getter has been managing member of GEMPH Development LLC since 1985. Mr. Getter has more than 30 years of corporate finance experience. From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and from 1969 to 1975 Senior Partner of Devon Securities, an international investment-banking boutique. From 1975 to 1984 he was Chairman/CEO of Generics Corporation of America, then one of the largest generic drug companies in the United States of America. As President and CEO of Wolins Pharmacal (1977 to 1984) he led the reorganization and restructuring of this distributor of medical supplies. Mr. Getter was Chairman of Inksure Technologies, Inc.a manufacturer of RFID and security inks. He was a founder of KIDSRx an all-natural pharmaceutical company and Chairman of TCI College of Technology. Mr. Getter has been a member of The Broadway League [League of American Theatres and Producers], Executive Vice Chairman of The Kurt Weill Foundation for Music and Trustee of the American Theatre Wing. He has been involved in most aspects of the entertainment industry and has produced for Broadway, television and film. His productions have earned Pulitzer Prize, Tony and Grammy Awards.

David W. Sass for the past 63 years has been a practicing attorney in New York City and is currently a Special Council in the law firm of McLaughlin & Stern, LLP. Mr. Sass is also licensed in the State of Texas. Mr. Sass has been a director of ICTS since 2002 and is also a director of several privately held corporations. Mr. Sass is an Honorary Trustee of Ithaca College.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Thesys Group, a private financial technology company and a board member and Chairman of the Audit & Finance Committee of WL Gore & associates. Mrs. Lieberman is a board member and lead director of Equilend, a financial technology company, where she chairs the nominating, governance and compensation committee. Formerly Mrs. Lieberman served as board member for the South-Central Connecticut Regional Water Authority, board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

Gordon Hausmann is the senior partner of his own law firm, founded in London over 35 years ago. He specializes, amongst other things, in corporate and commercial law, including business finance and banking law, litigation and representation of several substantial family offices. Mr. Hausmann holds office as a board member of numerous companies and institutions, including listed companies in the UK Israel and elsewhere, and is a Governor of the Hebrew University. These include an international airline, some Embassies, finance companies (including a company associated with a private Swiss banking group) and other well-known and governmental entities. Mr. Hausmann also holds office and advises a number of charities and philanthropic institutions.

Alon Raich is a CPA (Isr). From 2001 to 2002, Mr. Raich worked at the accounting firms Kesselman & Kesselman and PriceWaterhouseCoopers (PWC). Mr. Raich joined ICTS in September 2005 as Financial Controller and became Chief Financial Officer (CFO) of ICTS in 2008. Since February 2020, Mr. Raich is a joint Managing Director and CFO of the Company. Mr. Raich holds a BA degree in economics and accounting and a MA degree in law from Bar Ilan University, Israel.

Rom Shaked is a CPA (Isr.) and an attorney at law (Isr.). Mr. Shaked joined ICTS in 2015 as an Internal Auditor. From April 2019 until December 2021 Mr. Shaked was nominated as Deputy CEO of I-SEC International Security B.V. and was responsible for I-SEC’s Quality Assurance and Corporate HR, and was providing support in project management in different areas. As of February 2020, Mr. Shaked is a joint Managing Director of the Company and for I-SEC International. As of January 1st 2022 Mr. Shaked is the CEO of I-SEC International Security B.V. Before joining ICTS Mr. Shaked was working as a financial auditor and in the Israeli Securities Authority (ISA).

Summary Compensation Table

The following table sets forth compensation earned by the Company’s highest paid executive during the years 2020 through 2022 (U.S. Dollars in thousands):

Principal Position	Year	Salary and Bonus	Sales Commission	All Other Compensations	Non-equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	Number of Option Award	Number of Stock Awards	Total
		$	$	$	$	$			$
Active	2022	519	1,101	163					1,783
Chairman of	2021	204	1,397	109	-	-	-	-	1,700
a Subsidiary	2020	192	459	90	-	-	-	-	741

Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $30 thousand and a fee for each Supervisory Board or committee meeting attended of $2 thousands. The Chairman of the Audit Committee receives an additional $20 thousand per year. The Chairman of the Board receives an annual fee of $50 thousand. Managing Directors are being employed by the Company and the total expenses regarding the employment of the current Managing Directors for the year ended December 31, 2022 was $0.8 million.

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2022:

	Salaries, fees,	Pension, retirement
	commissions	and other
	and bonuses	similar benefits
	(in thousands)

Supervisory Directors as a group (7 persons)	$310	$-
Officers as a group (5 persons)	$2,708	$249

Background and Compensation Philosophy

Our Compensation Committee consists of Gail Lieberman, Chairman and Gordon Hausmann, both independent directors. The Compensation Committee and, prior to its establishment our Supervisory Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, the level of compensation paid to similarly situated executives in comparably sized companies, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the Supervisory Board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

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

The members of the Supervisory Board as of December 31, 2022 and the initial year they joined the Supervisory Board are as follows: Menachem Atzmon (1999), Ron Atzmon (2018), Gil Atzmon (2018), David W. Sass (2002), Philip M. Getter (2003), Gordon Hausmann (2005) and Gail F. Lieberman (2010).

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

Employees

As of December 31, 2022, the Company has 6,466 employees, of which 4,421 employees are located in Europe, Far East and Israel and 2,045 are located in the United States of America.

Share Ownership

See tables under Item 7: "Major Shareholders" and "Related Party Transactions" below.

Options to Purchase Securities

In June 2016, AU10TIX Limited adopted a Stock Option Plan and reserved 500,000 shares of common stock for that subsidiary’s future issuance. As of December 31, 2022, the subsidiary has 13,000,000 authorized shares of which 12,500,000 shares are issued and outstanding. Under the stock option plan, stock options may be granted to that subsidiary’s employees, officers, directors, consultants and service providers of the subsidiary at an exercise price as determined by the subsidiary’s board of directors with expiration terms of not more than ten years after the date such option is granted. Options granted under the plan generally vest over a period of four years.

In August 2020, AU10TIX’s board of directors agreed to move the option plan from AU10TIX Limited to AU10TIX with the same terms and conditions. During the year ended December 31, 2022, 193,000 options were granted by AU10TIX. As of December 31, 2022, there are 368,875 options granted and outstanding of which 282,625 options are fully vested. The weighted average exercise price is $0.23 and the weighted average remaining contractual term as of December 31, 2022 is 3 years.

As of December 31, 2022, 282,625 options are outstanding and exercisable.

Item 7.          Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Common Shares as of December 31, 2022 with respect to:

Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Shares.

All directors and officers as a group.

	Percent of
	Amount Beneficially	Common shares
Name Shareholders Holding Five Percent or More	Owned (a)	Outstanding (a)

MacPherson Trust and its beneficiaries (b)	62.6%	23,418,861
Menachem J. Atzmon	13.0%	4,850,000
Igal Tabori	5.3%	2,002,483
All officers and directors as a group (9 persons), the MacPherson Trust and its Beneficiaries	83.6%	31,280,721

(a)   The amounts include common shares owned by each of the above, directly or indirectly.

(b)  1. The MacPherson Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds together with the Trust and its beneficiaries approximately 62.6% of the issued and outstanding Common Shares. Mr. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation Limited and the MacPherson Trust and its beneficiaries together with Mr. Atzmon are able to appoint all the directors of ICTS and control the affairs of ICTS.

2. As of December 31, 2022 the Company has convertible notes payable to a related party in the total amount of $1.1 million. The related party has the right to convert up to $1.2 million into the Company’s shares at a rate of $0.4 per share. The calculation above does not take into consideration the conversion of convertible notes.

Related Party Transactions

An entity related to one of the Company’s Supervisory Board members provide legal services to the Company. Legal expense related to these services is $54 thousand, $59 thousand and $46 thousand for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company engages the services of a related party to provide certain selling and management services to the authentication technology segment. The Company incurred expenses of $1.8 million, $1.7 million and $0.7 million for such services for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, and 2021 the outstanding balances due for these services were $0.6 million and $0.3 million, respectively, included in accrued expenses and other current liabilities. In addition, the related party serves as a board member of the Company and was paid an amount of $36 thousand, $38 thousand and $38 thousand as board fees, for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company engages the services of a related party to provide certain selling services to its authentication technology segment. The Company incurred expenses of $0.2 million, $0.1 million and $87 thousand for such services for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company engages the services of a related party to provide services as a Managing Director of the Company. The Company incurred expenses of $0.4 million, $0.3 million and $0.2 million for such services for the years ended December 31, 2022, 2021 and 2020, respectively.

The Chairman of the board, a related party, receives annual compensation of $50 thousand for his services as Chairman. In addition, in 2022, 2021 and 2020, the Company incurred salary expenses of $0.1 million, $0.1 million and $0.1 million, respectively for the services he provides to AU10TIX.

The Company engaged the services of a related party to provide certain selling and administrative services to its authentication technology segment. The Company incurred expenses of $0.3 million, $0 and $0 for such services for the years ended December 31, 2022, 2021 and 2020, respectively. In addition, the related party serves as a board member of the Company, and was paid an amount of $36 thousand, $38 thousand and $38 thousand as board fees, for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company engages the services of a related party to provide certain administration services. The Company incurred expenses of $0.1 million, $0.1 million and $0.1 million for such services for the years ended December 31, 2022, 2021 and 2020, respectively.

In May 2019, the Company engaged the services of Arrow to provide some administrative services. The Company incurred expenses of $0.1 million, $0.3 million and $0.1 million for such services for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company has an agreement with an entity related to its main shareholder to provide it up to $2.0. million in revolving loans through January 2024 with an interest rate of 2.5% as of December 31, 2022. The loan is convertible up to $2.0 million in to the Company’s shares at a price of $0.4 per share. As of December 31, 2022 the Company owes under this line $1.1 million. Interest expenses related to the note were $28 thousand, $0.1 million and $0.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Item 8.          Financial Information

The Consolidated Financial Statements and Financial Statement Schedule are included herein on pages F-1 through F-39.

Letters of Credit and Guarantees

As of December 31, 2022, the Company has $8.2 million in outstanding letters of credit and guarantees. Letters of credit and guarantees are being secured either by the same amounts in restricted cash with commercial banks or with cash deposits provided to customers which serve as cash collateral in order to guarantee the performance and quality of services provided to the customers.

Legal Proceedings

General

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Inquiry Proceedings

On June 24, 2021, a minority shareholder of the Company initiated inquiry proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal (the “Court”) which is a specialized court dedicated to resolving corporate disputes. The shareholder has requested the Court to appoint an investigator on behalf of the Court in accordance with Dutch law, to investigate certain activities of the Company that have been previously disclosed by the Company in its periodic filings with the SEC for the fiscal years ended December 31, 2020 and 2019. The shareholder has not requested the Court to order preliminary relief, but has requested the Court to order the registrant to pay the costs of the proceedings. On June 2022, the Court rendered its judgement after reviewing all filings and a court hearing. The Court accepted ICTS’s defense on all items except two and appointed an investigator to examine two items. The two items are: The conversion of loans in 2019 from a related party at a share price of $0.40 and the issuance of shares to directors and certain employees in 2019 at a share price of $0.40. The Company expects the investigator to provide his report to the court during 2023.

White Line

In 2017, the company invested $3.5million in White Line B.V., a limited Company incorporated in the Netherlands, representing 10% of the issued and outstanding share capital of White Line B.V.

The Company had an agreement with an entity related to its main shareholder, according to which, if the value of this investment decreased, the related party entity has guaranteed to repurchase this full investment in minimum amount of $3.5million. In December 2018, the related party entity purchased the full investment from the Company for $3.5 million. In 2021, the Company has a dispute with White Line B.V. as certain items disclosed in White Line B.V. financials appeared questionable. ICTS requested the Court to instruct White Line to disclose certain documents. As the economical ownership is not within the Company any more, the Company has no financial exposure on this dispute. On November 2022, the Appeal Court of Amsterdam rendered its judgement after reviewing all filings and a court hearing. The Court rejected the Company’s request for disclosure of documents.

Agency Agreements

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3 million ($3.2 million as of December 31, 2022).

In March 2016, the Company entered into an agreement with a third party to assist the Company with the possible sale of one of the Company’s subsidiaries (see note 13). The fees depend on the outcome of the assignment and are between 2% - 5% of the sale consideration but not less than $4 million. In February 2019, the agreement was amended. According to the amendment, in case that less than 50% of the voting stock or majority of the subsidiary assets are being sold, the transaction fee will be 5% of the sale consideration but not lower than $3 million. In January 2022, the agreement was amended so that the fees will be 2%-3% of the sale consideration but not less than $4 million and with a cap of $20 million.  In case that less than 50% of the voting stock or majority of the subsidiary assets are being sold the transaction fee will be 5% of the sale consideration but not lower than $4 million.

Employment Agreements

In December 2022, the Company entered into an employment agreement with a third party to serve as the CEO of one of the Company’s subsidiaries. According to the agreement the employee is entitled to annual target bonus. The annual target bonus is based on achievement of targets as defined by the subsidiary’s board of. The bonus shall be equal to 10% of the EBIDA (excluding the applicable taxes).

Item 9.          The Offer and Listing

Our shares of common stock are currently traded on the OTC under the symbol ICTSF.

The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2018	$1.09	$0.40
2019	$3.00	$0.15
2020	$4.09	$1.34
2021	$10.00	$4.00
2022	$9.79	$5.00

The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2022	High	Low
First quarter	$9.79	$6.62
Second quarter	$8.72	$6.25
Third quarter	$7.98	$6.50
Fourth quarter	$7.25	$5.00
2021	High	Low
First quarter	$6.00	$4.00
Second quarter	$10.00	$5.00
Third quarter	$10.00	$6.00
Fourth quarter	$9.10	$6.25

2020	High	Low
First quarter	$4.09	$2.40
Second quarter	$3.00	$1.34
Third quarter	$3.35	$2.56
Fourth quarter	$4.00	$2.31

Item 10.        Additional Information

 Introduction

ICTS is a public company with limited liability (naamloze vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law on October 9, 1992. ICTS’ statutory seat is in Amstelveen, the Netherlands, and its registered office address at Walaardt Sacréstraat 425 5th floor, 1117 BM Schiphol, the Netherlands. ICTS is registered with the trade register of the Dutch Chamber of Commerce under number 33279300.

As a Dutch public company with limited liability, ICTS is subject to certain requirements not generally applicable to corporations organized under the laws of jurisdictions within the United States of America. Set forth below is a summary of the material provisions of the articles of association of ICTS as lastly amended on January 25, 2023 (the Articles of Association) and Dutch law, where appropriate. This summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Association. All references in this summary to the Netherlands and Dutch law are to the European part of the Netherlands and its law, respectively, only.

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

As of December 31, 2022, 37,433,333 Shares were issued and outstanding.

Issue of Shares and Pre-Emptive Rights

The General Meeting is authorized to issue Shares or to grant rights to subscribe for Shares and to restrict and/or exclude statutory pre-emptive rights in relation to the issuance of Shares or the granting of rights to subscribe for Shares. The General Meeting may designate another body of ICTS competent to issue Shares (or grant rights to subscribe for Shares) and to determine the issue price and other conditions of the issue for a specified period not exceeding five years (which period can be extended from time to time for further periods not exceeding five years) so long as the maximum number of Shares which may be issued is specified. Shares may not be issued at less than their nominal value and must be fully paid-up upon issue. A resolution by the General Meeting to issue Shares (or grant rights to subscribe for Shares) or to designate another body as the competent corporate body requires an absolute majority of the votes cast. Such resolution was adopted in December 2022 for a period of five years until December 2027, in which the Supervisory Board was designated. Designation by resolution of the General Meeting cannot be withdrawn unless determined otherwise at the time of designation. No resolution is required for the issue of Shares pursuant to the exercise of a previously granted right to subscribe for Shares.

Under Dutch law and the Articles of Association, each Shareholder has a pre-emptive right in proportion to the aggregate nominal value of their shareholding upon the issue of Shares (or the granting of rights to subscribe for Shares). Exceptions to this pre-emptive right include the issue of Shares (or the granting of rights to subscribe for Shares): (i) to employees of ICTS or another member of its Group; (ii) against payment-in-kind (contribution other than in cash) and (iii) to persons exercising a previously-granted right to subscribe for Shares. The pre-emptive rights in respect of newly issued Shares or the granting of rights to subscribe for Shares may be restricted or excluded by a resolution of the General Meeting. The General Meeting may designate another corporate body as competent to resolve upon the restriction or exclusion of the pre-emptive rights if such other corporate body has also been designated as the competent body to resolve upon the issue of Shares for a specified period not exceeding five years (which period can be extended from time to time for further periods not exceeding five years). A resolution of the General Meeting to exclude or restrict pre-emptive rights or to authorize another corporate body to exclude or restrict pre-emptive rights requires a majority of at least two thirds of the votes cast, if less than half of the issued share capital of ICTS is present or represented at the General Meeting. Such resolution was adopted in December 2022 for a period of five years until December 2027, in which the Supervisory Board was designated. The resolution by with the pre-emptive rights are excluded or limited needs to be filed with the Netherlands Chamber of Commerce within eight days of such resolution. A resolution designating another corporate body to resolve upon the restriction or exclusion of the pre-emptive rights cannot be withdrawn unless provided otherwise in such resolution.

Acquisition of Own Shares

ICTS cannot subscribe for Shares in its own capital at the time Shares are issued. Subject to the certain provisions of the Articles of Association, ICTS may acquire fully paid-up Shares provided no consideration is given or provided, (i) its shareholders’ equity less the payment required to make the acquisition, does not fall below the sum of called-up and paid-in share capital and any reserves to be maintained by Dutch law and/or the Articles of Association, (ii) ICTS and its subsidiaries would thereafter not hold Shares or hold a pledge over Shares with an aggregate nominal value exceeding 50% of ICTS’ issued share capital, (iii) the Management Board has been authorized thereto by the General Meeting and (iv) the Company is entitled to buy back up to 20% of the issued shares. Any acquisition by ICTS of Shares that are not fully paid-up shall be null and void.

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

General Meeting of Shareholders

Annual General Meeting

The General Meeting will be held at least once a year and no later than six months from the end of the preceding financial year of ICTS. The purpose of the annual General Meeting is to discuss, among other things, the annual report, the adoption of the annual accounts, allocation of profits (including the proposal to distribute dividends), release of the Managing Directors from liability for their management and the Supervisory Directors from liability for their supervision thereon, filling of any vacancies and other proposals brought up for discussion by the Management Board and the Supervisory Board.

Convocation Notice and Agenda

A General Meeting can be convened by the Management Board or the Supervisory Board by a convening notice. Notices convening a general meeting will be mailed to holders of registered shares at least 15 days before the General Meeting and otherwise in other countries as required pursuant to the relevant laws where ICTS’ Shares have been admitted to trading on a trading facility.

All convocations for the General Meetings and all notifications to shareholders shall take place by means of letters sent to the addresses listed in the register of shareholders. Instead of through notice letters, any shareholder that gives his consent, may be sent notice of the meeting by means of a legible and reproducible message electronically sent to the address stated by him for this purpose to ICTS.

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

Chair

The General Meeting is chaired by the chairman of the Supervisory Board or, in his absence, by the person designated for that purpose by the Supervisory Board from its midst or otherwise. If none of the Supervisory Directors is present, the meeting itself shall provide for its Chairmanship.

Place General Meeting

General Meetings are held in Amstelveen, the Netherlands (the place of the statutory seat of ICTS) or in Amsterdam, Rotterdam, or The Hague, the Netherlands.

Admission

Each shareholder and each person to whom the law grants this right shall be entitled, either in person or by written proxy, to attend the general meeting of shareholders, to address the meeting and, if the voting rights accrue to him, to exercise his voting rights.

The Management Board may resolve that the powers referred to in the paragraph above may be exercised by means of electronic communication. If a shareholder and any person with meeting right participates by means of electronic communication, it is required that the electronic communication allows for identification of the shareholder and any person with meeting right, for such person to directly take notice of the proceedings in the meeting and for the casting of votes (if applicable). Furthermore, it shall be required that the electronic communication allows for the shareholder and any person with meeting right to participate in discussions in the meeting.

In deviation from the first paragraph under this section ‘admission’, the Management Board may determine that such persons shall be deemed to have the right to vote and the right to attend the General Meeting as at a time to be determined by the Management Board are registered as shareholders in one or more registers designated by the Management Board, regardless of who is entitled to the relevant Shares at the time of the General Meeting. The notice convening the meeting must state the registration date and also indicate the manner in which registration may take place and the manner in which shareholders may exercise their rights. The Management Board determines the manner in which shareholders may have themselves registered and the manner in which they may exercise their rights. The registration date shall be determined with due observance of applicable statutory provisions.

Admission to the general meeting of shareholders shall be granted to the supervisory board members, the management board members and all other persons entitled to admission by law. The general meeting of shareholders may grant access to the meeting to persons other than those referred to above. Management board members and supervisory board members shall as such have an advisory vote in the general meeting of shareholders.

Voting Rights

Each share entitles the holder to cast one vote. Resolutions of the General Meeting are passed by an absolute majority of the votes cast in a meeting where at least 50% the issued capital is represented, unless Dutch law or the Articles of Association prescribe a larger majority. Resolutions of the General Meeting to amend the Articles of Association, to reduce the capital, to dissolve the company or to merge shall be passed by a majority of at least two-thirds of the votes cast representing at least half of the issued capital.

Blank votes and invalid votes shall be considered votes not cast. They shall count towards the determination of a quorum. Under Dutch law, no votes may be cast at a General Meeting in respect of Shares which are held by ICTS itself.

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

The General Meeting and the Supervisory Board may suspend Managing Directors at any time, and the General Meeting may remove Managing Directors at any time. A General Meeting must be held within three months after a suspension of a Managing Director has taken effect, in which meeting a resolution must be adopted to either terminate or extend the suspension. Provided if such suspension is not terminated, the suspension does not last longer than three months in aggregate. The suspended Managing Director must be given the opportunity to account for his or her actions at that meeting. If neither such resolution is adopted nor the General Meeting has resolved to dismiss the Managing Director, the suspension will cease after the period of suspension has expired.

Decision-Making

The Management Board decides by majority vote. If there is a tie in voting, the proposal shall be deemed to have been rejected. The Management Board may also pass resolutions outside of a meeting, provided they are in writing, all Managing Directors have cast their votes and none of them has objected to this manner of decision making.

Conflicts of Interests

A Managing Director shall not participate in deliberations and the decision-making process in the event of a direct or indirect personal conflict of interest between that Managing Director and ICTS and the enterprise connected with it. If there is such personal conflict of interest in respect of all Managing Directors, the decision shall be taken by the Supervisory Board

Supervisory Board

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

In the event of a vacant seat or upon inability to act of one or more Supervisory Directors, the remaining Supervisory Directors or the only remaining Supervisory Director shall temporarily be in charge with the exercise of the duties and powers of the Supervisory Director in question. In the event all seats are vacant or upon inability to act of all Supervisory Directors, or the sole Supervisory Director, as the case may be, the General Meeting shall have the authority to temporarily entrust the exercise of the duties and powers of the Supervisory Directors to one or more persons.

Decision-Making

In a meeting of the Supervisory Board, each Supervisory Director is entitled to cast one vote. A Supervisory Director may grant a written proxy to another Supervisory Director (if in office) to represent him at a meeting. All resolutions by the Supervisory Board are adopted by the favourable vote of a majority of the Supervisory Directors present or represented at the meeting (and in respect of whom no conflict of interest exists). If there is a tie in voting, the proposal is rejected.

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

Conflicts of Interests

A Supervisory Director shall not participate in the deliberations and decision-making process in the event of a conflict of interest between that Supervisory Director and ICTS and the enterprise connected with it. If there is such a personal conflict of interest in respect of all Supervisory Directors, the preceding sentence does not apply and the Supervisory Board shall maintain its authority.

Financial Year and Annual Accounts

The financial year of ICTS coincides with the calendar year. Annually within five months after the end of the financial year, the Management Board prepares the annual accounts, which can be extend by no more than five months by the General Meeting on the basis of special circumstances. The annual accounts must be accompanied by the Report of Independent Registered Public Accounting Firm, an annual report, a report by the Management Board and a report by the Supervisory Board and certain other information required under Dutch law. All Managing Directors and Supervisory Board sign the annual accounts and if one of them does not so sign, the reason for this omission must be stated. The Management Board must make the annual accounts, the annual report and other information required under Dutch law available for inspection by the Shareholders and other persons entitled to attend and address the General Meeting at the offices of ICTS from the day of the notice convening the annual General Meeting. The annual accounts must be adopted by the General Meeting at the annual General Meeting.

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

Taxation of Dividends

For U.S. federal income tax purposes, the gross amount of distributions, if any, (including any withholding tax thereon) made by the Company out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be included in the gross income of a direct U.S. Holder as foreign source dividend income on the date of receipt, but in the case of a U.S. Holder that is a corporation, note that such dividend income generally will not be eligible for a dividends received deduction unless the Company constitutes a so-called “specified 10%-owned foreign corporation” with respect to such a U.S. Holder.

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

Distributions in excess of the earnings and profits of the Company will be treated, for U.S. federal income tax purposes, first as non-taxable to the extent of the U.S. Holder's basis in the shares (resulting in a corresponding reduction in such U.S. Holder’s basis, thereby increasing the amount of any gain and decreasing the amount of any loss realized on the subsequent disposition of such shares) and then as a gain from the sale or exchange of the shares. The amount of any dividend paid in Euros generally will be determined based on the U.S. dollar value of the Euro on the date of receipt regardless of whether the U.S. Holder converts the payment into U.S. dollars.

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

However, the full amount of the dividend, including any withheld amounts, generally will be subject to current United States federal income taxation whether or not such Holder is entitled to a tax benefit for the credit of the amount withheld. In the event the Company pays a dividend to a U.S. Holder out of the earnings of a non-Dutch subsidiary, however, it is possible that under certain circumstances that such U.S. Holder would not be entitled to claim a credit for a portion of any Dutch taxes withheld by the Company from such dividend. Based on historic economics, the portion of Dutch withholding tax that may not be creditable in this instance should equal a maximum of 3% of the gross amount of such dividend (or 20% of the Dutch taxes withheld in the case of a U.S. Holder entitled to claim a 15% withholding rate under the U.S. Tax Treaty). This limitation would potentially apply only under circumstances where the Company pays dividends on the shares.

Depending on the particular circumstances of the U.S. Holder, dividends accrued from shares will generally be classified, for foreign tax credit purposes, as passive income. A U.S. Holder who finds it more advantageous because of foreign tax credit  limitations to claim the Netherlands dividend withholding tax as a deduction instead of a credit may do so, but only for a year for which such Holder does not claim a credit for any foreign taxes. If the U.S. Holder is a U.S. partnership, trust, or estate, any tax credit is available only to the extent that the income derived by such partnership, trust, or estate is subject to U.S. tax on the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be.

Taxation on Sale or Disposition of Shares

Subject to the discussion below regarding passive foreign investment companies, U.S. Holders will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's adjusted tax basis in the shares. In general, a U.S. Holder's adjusted tax basis in the shares will be equal to the amount paid by the U.S. Holder for such shares reduced (but not below zero) by any distribution in excess of the earnings and profits of the Company. For shares held for one year or less, any such gain or loss will generally be treated as short-term gain or loss. Short-term capital gains are taxed at the same rate as ordinary income.

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

Backup Withholding and Information Reporting

Payments in respect of the shares may be subject to information reporting to the IRS and to a 24% U.S. backup withholding tax. Backup withholding generally will not apply, however, to a Holder who furnishes a correct U.S. taxpayer identification number or certificate of foreign status and makes any other required certification or a beneficial owner who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification) and a non-US Holder will provide any required certification on a version of Form W-8 (Certificate of Foreign Status).

Passive Foreign Investment Company

Management has determined that the Company has not been a passive foreign investment company (“PFIC”) for United States federal income tax purposes for prior taxable years and believes that the Company will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and is thus subject to change. The Company would be a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held shares, either (i) at least 75% of the Company’s gross income for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are assets that produce or are held for the production of passive income. Under a “look-through” rule, the Company and its corporate subsidiaries will take into account a pro rata share of the income and the assets of any corporation in which it owns, directly or indirectly, 25% or more of the stock by value.

Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. The 50% asset test would apply to the Company based on fair market values.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that the U.S. Holder receives on shares, which will include any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the shares unless the U.S. Holder makes a “qualified electing fund” or “mark-to-market” election as discussed below.

With respect to distributions the U.S. Holder receives in a taxable year, the portion of such distributions that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the shares will be treated as an excess distribution.

Under these special tax rules relating to excess distributions received from a PFIC:

•	The excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares,

•	The amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and

•
The amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for the amounts of any “excess distribution” allocated to years prior to the year of the distribution of disposition cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if the U.S. Holder holds the shares as capital assets.

If the Company were to become a PFIC, a U.S. Holder may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Holder’s share of the Company’s income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the Company, as a PFIC, furnishes the shareholder annually with certain tax information. Management has not decided whether, or under what circumstances, the Company would prepare or provide such information. Alternatively, if the Company were to become a PFIC, a U.S. Holder might, depending on the volume of trading of our stock, make a mark-to-market election to elect out of the excess distribution rules discussed above.

If a U.S. Holder makes a mark-to-market election for the shares, the U.S. Holder would include in income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of the U.S. Holder’s taxable year over the U.S. Holder’s adjusted basis in such shares on such date. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other dispositions of the shares are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares, as well as to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. A U.S. Holder’s basis in the shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or the national market system established pursuant to section 11A of the Exchange Act, or any exchange or market that the IRS has determined has rules sufficient to carry out the purposes of the income tax rules. There can be no assurance that the Company will satisfy the requirements so as to allow the making of a mark-to-market election.

Taxes in the Netherlands

Corporate Income Tax – General

We are incorporated under the laws of the Netherlands and are therefore subject to Netherlands corporate income tax. As of 2022 the statutory corporate income tax rates will be 15% on profits up to €0.4 million and 25.8%, on the excess. As of 2023, the rates will be 19% on profits up to €0.2 million and 25.8%, on the excess.

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

If the parent company would (be deemed to) hold the participation in the subsidiary as a portfolio investment, in case (i) the parent company - on its own or together with related group companies - has an interest of at least 25% in the participation, (ii) the participation is not subject to an income/profits tax resulting in an effective tax burden that is realistic under Netherlands principles, and (iii) the assets of the participation consist for 90% or more directly or indirectly of low-taxed free investments, the parent company must (re)value the participation for tax purposes at fair market value annually.

Apart from special provisions in relation to certain liquidation losses, capital losses incurred in relation to qualifying participations are not deductible for Netherlands corporate income tax purposes.

Costs related to the acquisition of qualifying participations are generally not deductible. Costs related to the disposal of qualifying participations are also generally not deductible. Other expenses relating to participations (e.g., the cost of financing) are in principle deductible, subject to possible interest deduction limitations.

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

Interest Deduction Limitations

As of 1 January 2019, the Netherlands has implemented the generic interest stripping rule provided for in the EU Anti-Tax Avoidance Directive (“ATAD”) into domestic law. The earnings stripping rule limits the possibility to deduct “excess” interest costs (i.e., the balance of interest costs and interest income) to 30% of a taxpayer’s EBITDA. As of January 1, 2022, the before mentioned percentage has been reduced from 30% to 20%. The earnings stripping rule provides for a €1.0 million threshold, which means that the deduction of excess interest costs up to €1.0 million will not be restricted.

Besides the earnings stripping rule, Netherlands tax law includes other anti-abuse provisions in relation to the deductibility of interest. In addition, interest deductions may be disallowed based on the abuse of law doctrine (“fraud legist”).

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

The summary does not address the tax consequences of a holder of Shares who is an individual and who has a substantial interest in ICTS. Generally, a holder of Shares will have a substantial interest in ICTS if such holder of Shares, whether alone or together with his spouse or partner and/or certain other close relatives, holds directly or indirectly, or as Settlor or Beneficiary of Separated Private Assets (i) the ownership of, or certain other rights, such as usufruct, over, or rights to acquire (whether or not already issued), shares representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of ICTS or (ii) the ownership of, or certain other rights, such as usufruct over, profit participating certificates (“winstbewijzen”) that relate to 5% or more of the annual profit of ICTS or to 5% or more of the liquidation proceeds of ICTS.

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

This summary does not address the tax consequences of a holder of Shares who:

(a)	receives income or realizes capital gains in connection with his or her employment activities or in his/her
(b)	capacity as (former) Management Board member and/or (former) Supervisory Board member; or
(c)	is a resident of any non-European part of the Netherlands; or
(d)	for whom the Shares form part of a “lucrative interest” (see further below).

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
(d) partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits (“zuivere winst”), unless (i) the General Meeting has resolved in advance to make such repayment and (ii) the par value of the Shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association of ICTS.

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

The full exemption from Netherlands dividend withholding tax on dividends received by a holder of Shares that is a legal entity (a) resident in (i) a Member State of the European Union, (ii) Iceland, Norway or Liechtenstein, or (iii) a country with which the Netherlands has concluded a tax treaty that includes an article on dividends, is not granted if the interest held by such holder (i) is held with the avoidance of Netherlands dividend withholding tax of another person as (one of) the main purpose(s) and (ii) forms part of an artificial structure or series of structures (such as structures which are not put into place for valid business reasons reflecting economic reality).

A holder of Shares that is an entity resident in (i) a Member State of the European Union, or (ii) Iceland, Norway or Liechtenstein, or (iii) in a jurisdiction which has an arrangement for the exchange of tax information with the Netherlands (and such holder as described under (iii) holds the Shares as a portfolio investment, i.e., such holding is not acquired with a view to the establishment or maintenance of lasting and direct economic links between the holder of Shares and ICTS and does not allow the holder of Shares to participate effectively in the management or control of ICTS), which is exempt from tax in its country of residence and does not have a similar function to a qualifying investment institution (“fiscale beleggingsinstelling”) or a qualifying exempt investment institution (“vrijgestelde beleggingsinstelling”), and that would have been exempt from Netherlands corporate income tax if it had been a resident of the Netherlands, is generally entitled, subject to the anti-dividend stripping rules described below, to a full refund of Netherlands dividend withholding tax on dividends received. This full refund will in general benefit certain foreign pension funds, government agencies and certain government controlled commercial entities.

According to the anti-dividend stripping rules, no exemption, reduction, credit or refund of Netherlands dividend withholding tax will be granted if the recipient of the dividend paid by the company is not considered the beneficial owner (“uiteindelijk gerechtigde”) of the dividend as defined in these rules. A recipient of a dividend is not considered the beneficial owner of the dividend if, as a consequence of a combination of transactions, (i) a person (other than the holder of the dividend coupon), directly or indirectly, partly or wholly benefits from the dividend, (ii) such person directly or indirectly retains or acquires a comparable interest in Shares, and (iii) such person is entitled to a less favorable exemption, refund or credit of dividend withholding tax than the recipient of the dividend distribution. The term “combination of transactions” includes among others transactions that have been entered into in the anonymity of a regulated stock market, the sole acquisition of one or more dividend coupons and the establishment of short-term rights or enjoyment on Shares (e.g., usufruct).

As from 2024, the new Conditional Withholding Tax Rule (CWTR) will enter into force. Based on the CWTR, a withholding tax will be levied on (i) dividend payments to corporate shareholders resident in low-tax jurisdictions (i.e., countries with a statutory profit tax rate lower than 9%), (ii) dividend payments to jurisdictions that are included on the EU list of non-cooperative jurisdictions and (iii) dividend payments to hybrid entities and artificial structures intended to avoid Dutch withholding tax on dividends (i.e., abuse situations). The rate of the CWHT on dividends is linked to the highest rate of the Dutch corporate income tax (currently being 25.8%). The proposed CWHT on dividend payments will be a new tax that will exist next to the regular Dividend Withholding Tax (rate: 15%). As a result, these taxes may apply simultaneously on the same dividend payment under certain circumstances. For these situations, the new CWHT rule provides for an anti-accumulation scheme that could be applied so that effectively a maximum rate of 25.8% is applied.

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

Under the U.S. Tax Treaty such benefits are generally available to U.S. residents if such resident is the beneficial owner of the dividends, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands and to which enterprise or part of an enterprise Shares are attributable. A person may, however, not claim the benefits of the U.S. Tax Treaty if such person’s entitlement to such benefits is limited by the provisions of Article 26 (the limitation on benefits provision) of the U.S. Tax Treaty. The reduced dividend withholding tax rate can generally be applied at source upon the distribution of the dividends, provided that the proper forms have been filed in advance of the distribution. In the case of certain tax-exempt organizations, as a general rule the so-called refund method applies only when certain administrative conditions have been fulfilled may such tax-exempt organization use the exemption method.

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

Taxes on Income and Capital Gains

Holders of Shares Resident in the Netherlands: Individuals

A holder of Shares who is an individual resident or deemed to be resident in the Netherlands will be subject to regular Netherlands income tax on the income derived from Shares and the gains realized upon the acquisition, redemption and/or disposal of Shares by the holder thereof, if:

(a)   such holder of Shares has an enterprise or an interest in an enterprise, to which enterprise Shares are attributable; and / or

(b)  such income or capital gain forms “a benefit from miscellaneous activities” (“resultaat uit overige werkzaamheden”) which, for instance, would be the case if the activities with respect to Shares exceed “normal active asset management” (“normaal, actief vermogensbeheer”) or if income and gains are derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a “lucratief belang”) that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person), whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

If either of the abovementioned conditions (a) or (b) applies, income derived from Shares and the gains realized upon the acquisition, redemption and/or disposal of Shares will in general be subject to Netherlands income tax at the progressive rates up to 49.5%.

If the abovementioned conditions (a) and (b) do not apply, a holder of Shares who is an individual, resident or deemed to be resident in the Netherlands will not be subject to taxes on actual income and capital gains in the Netherlands. Instead, such individual is generally taxed at a flat rate of 31% (rate 2022, as from 2023: 32%) on deemed income from “savings and investments” (“sparen en beleggen”), which deemed income is determined on the basis of the amount included in the individual’s “yield basis” (“rendementsgrondslag”) at the beginning of the calendar year minus a tax-free threshold. The tax-free threshold for 2022 is €50,650 (2023: €57,000). Following recent case law from the Supreme Court of the Netherlands, the systematics of determining the deemed income from savings and investments was changed by the Dutch government retro-actively to 2017. Based on these changes, the deemed income from portfolio investments (such as investments in Shares) is determined based on the multiple-years weighted average realized with investments in bonds, shares and real estate. For the years 2017-2022, the percentage was set between 5.28% and 5.69%. For 2023, the percentage is set at 6.17%. Given the current developments, resident individual holders of Shares are recommended to consult their own tax adviser to determine the potential effect of the above changes in their specific situation

Holders of Shares Resident in the Netherlands: Corporate Entities

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
•          a cooperative (association); or
•          another legal entity that has an enterprise or an interest in an enterprise to which the Shares are attributable, but which is not:
•          a qualifying pension fund;
•          a qualifying investment fund (“fiscale beleggingsinstelling”) or a qualifying exempt investment institution (“vrijgestelde beleggingsinstelling”); or
•          another entity exempt from corporate income tax,

will in general be subject to regular corporate income tax, against the regular Dutch income tax rates mentioned above over income derived from Shares and the gains realized upon the acquisition, redemption and/or disposal of Shares, unless, and to the extent that, the participation exemption (“deelnemingsvrijstelling”) applies.

Holders of Shares Resident Outside the Netherlands: Individuals

A holder of Shares who is an individual, not resident or deemed to be resident in the Netherlands will not be subject to any Netherlands taxes on income derived from Shares and the gains realized upon the acquisition, redemption and/or disposal of Shares (other than the dividend withholding tax described above), unless:

(a)   such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (“vaste inrichting”) or a permanent representative (“vaste vertegenwoordiger”) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, Shares are attributable; or

(b)  such income or capital gain forms a “benefit from miscellaneous activities in the Netherlands” (“resultaat uit overige werkzaamheden in Nederland”) which would for instance be the case if the activities in the Netherlands with respect to Shares exceed “normal active asset management” (“normaal, actief vermogensbeheer”) or if such income and gains are derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a “lucrative interest” (“lucratief belang”)) that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person), in whole or in part, in the Netherlands, whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

If either of the above-mentioned conditions (a) or (b) applies, income or capital gains in respect of dividends distributed by ICTS or in respect of any gains realized upon the acquisition, redemption and/or disposal of Shares will in general be subject to Netherlands income tax at the progressive rates up 49.5%.

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

Certain Special Situations

For purposes of Netherlands gift, estate and inheritance tax, (i) a gift by a Third Party (Separate Private Assets) will be construed as a gift by the Settlor, and (ii) upon the death of the Settlor, as a rule his/her Beneficiaries will be deemed to have inherited directly from the Settlor. Subsequently, such Beneficiaries will be deemed the settlor, grantor or similar originator of the Separated Private Assets for purposes of Netherlands gift, estate and inheritance tax in case of subsequent gifts or inheritances.

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

Subsidiary Information

Not applicable

Item 11.        Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2022, approximately 27% of the Company’s revenues were derived in the United States of America, and approximately 73% was derived in Europe and the Far East. The Company is subject to market risks associated with foreign currency exchange rate fluctuations. We utilize some derivative instruments to manage the exposure to currency risk relating salaries in Israel. As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk – As the Company currently doesn’t have any line of credit and the interest rate on convertible notes payable to a related party is fix, the Company is not subject to changes in interest rates based on Federal Reserve actions and/or  general market conditions. The Company does not utilize derivative instruments to manage exposure to interest rate risk. An increase of 1% in the interest rate would not increase the Company’s interest expense for bank loans, convertible notes payable to a related party and other parties in the year ended December 31, 2022.

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

(b) Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Managing Directors and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management’s report in this annual report.

(c) On the evaluation conducted by our Managing Directors and Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2022 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C     Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by our independent registered public accounting firm, Mazars USA LLP  for services rendered to us during the year ended December 31, 2022. Previously, Mayer Hoffman McCann CPAs, the New York Practice of Mayer Hoffman McCann P.C. (“MHM”) was the Company’s independent registered public accounting firm and has served the Company as its independent registered public accounting firm through May 2022.

The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant’s independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2022	2021
Audit fees	$400	$268
Audit related fees	-	-
Tax fees	-	-
Total fees	$400	$268

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

2.
During the years ended December 31, 2020 and 2019 and during the period from January 1, 2021 through April 29, 2022, there were no disagreements with MHM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to MHM satisfaction, would have caused MHM to make reference in connection with its opinion to the subject matter of the disagreement.

3.	No “reportable events”, as that term is described in Item 16F(a)(1)(v)(A)-(D) of this form 20-F, occurred within the years ended December 31, 2020 and 2019 and subsequently up to date hereof.

The audit committee of the company has accepted MHM’s decision not to stand for re-appointment. After investigation the audit committee has selected Mazars USA LLC as the company’s new auditor for the year ended December 31, 2022.

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

PART III

Item 17.       Financial Statements

See Item 18.

Item 18.          Financial Statements

The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-39.

Item 19.       Exhibits
1.	Articles of Association of the Company filed as Exhibit to Form 20-F for the year ended December 31, 1999. *
2.	Articles of Amendment of the Articles of Association filed as Exhibit to Form 6K dated April 22, 2009.*
3.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2012. *
4.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2020.*
5.	Articles of Amendment of the Articles of Association filed as Exhibit to Form 20-F for the year ended December 31, 2022 **
6.	Specimen of the Company’s Common Stock filed as Exhibit to Form 20-F for the year ended December 31, 1999.*
7.	Revised Code of Ethics for Principal Executive Officers and Senior Financial Officers. Filed as Exhibit to Form 20-F December 13, 2020.*
12.1	Certification by the registrant’s Managing Director and Principal Executive Officer pursuant to Rule13a-14(a)
12.2	Certification by the registrant’s Chief Financial Officer pursuant to Rule 13a-14(a)
13.1	Certification by the Registrant’s Managing Director and Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
13.2	Certification by the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to the Company’s fillings.
**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

By:	/s/ Rom Shaked

Name:	Rom Shaked

Title:	Managing Director

Date:	May 10, 2023

By:	/s/ Alon Raich

Name:	Alon Raich

Title:	Managing Director and Chief Financial Officer

Date:	May 10, 2023

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2022 ANNUAL REPORT

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of Directors and Stockholders of ICTS International N.V. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ICTS International N.V. and subsidiaries (the Company) as of December 31, 2022, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ deficit, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ Mazars USA LLP

We have served as the Company’s auditor since 2022.

New York, NY

May 10, 2023

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of Directors and Stockholders of ICTS International N.V. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ICTS International N.V. and Subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

We served as the Company’s auditor from 2007 to 2022

New York, New York

May 16, 2022

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$50,937	$88,753
Restricted cash	15,867	14,699
Bank deposits	24,568	-
Accounts receivable, net	54,306	55,089
Prepaid expenses and other current assets	9,805	16,021
Total current assets	155,483	174,562

Deferred tax assets, net	1,518	1,403
Investments	326	525
Deposits	4,545	-
Restricted cash	4,590	-
Property and equipment, net	6,276	5,710
Operating lease right of use assets	10,201	10,938
Goodwill	646	690
Other assets	1,048	2,052
Total assets	$184,633	$195,880

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable-banks	$122	$199
Accounts payable	8,720	5,857
Accrued expenses and other current liabilities	41,707	39,834
Value added tax (VAT) payable	7,703	5,378
Income taxes payable	6,105	6,292
Operating lease liabilities, current	3,969	3,317
Total current liabilities	68,326	60,877

Convertible notes payable to a related party	1,104	1,192
Operating lease liabilities, non-current	6,375	8,298
Other liabilities	29,214	40,867
Total liabilities	105,019	111,234

COMMITMENTS AND CONTINGENCIES (NOTE 19)

REDEEMABLE NON-CONTROLLING INTERESTS (NOTE 13)	89,974	90,478

SHAREHOLDERS' DEFICIT:
Common stock, €0.45 par value; 150,000,000 shares authorized as of December 31, 2022 and 2021. 37,433,333 shares issued and outstanding as of December 31, 2022 and 2021.	19,186	19,186
Additional paid-in capital	16,604	16,844
Accumulated deficit	(38,521)	(33,796)
Accumulated other comprehensive loss	(8,186)	(7,866)
Non-controlling interests in subsidiaries	557	(200)
Total shareholders' deficit	(10,360)	(5,832)
Total liabilities and shareholders' deficit	$184,633	$195,880

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share data)

	For the Years Ended December 31,
	2022	2021	2020

Revenue	$324,977	$324,934	$248,419
Cost of revenue	261,181	209,771	196,569
GROSS PROFIT	63,796	115,163	51,850
Operating expenses:
Research and development	13,601	12,114	6,541
Selling, general and administrative	53,799	50,882	37,239
Goodwill impairment	-	139	-
Total operating expenses	67,400	63,135	43,780
OPERATING INCOME (LOSS)	(3,604)	52,028	8,070
Equity loss from investment in affiliates	(97)	(983)	(790)
Other income (expenses), net	113	(537)	(1,288)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(3,588)	50,508	5,992
Income tax expenses	1,646	9,220	590
NET INCOME (LOSS)	(5,234)	41,288	5,402
Net income (loss) attributable to non-controlling interests	(509)	6,481	999
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(4,725)	$34,807	$4,403

BASIC AND DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE
Net income (loss) attributable to ICTS International N.V.	$(4,725)	$34,807	$4,403
Less deemed dividend attributable to redeemable non-controlling interests	-	10,102	-
Net income (loss) available to ICTS International N.V. shareholders	(4,725)	24,705	4,403

Basic weighted average number of shares	37,433,333	37,433,333	35,827,854

Net income (loss) per share attributable to ICTS International N.V. - basic	$(0.13)	$0.66	$0.12

Diluted weighted average number of shares	37,433,333	40,237,340	38,424,718

Net income (loss) per share attributable to ICTS International N.V. - diluted	$(0.13)	$0.61	0.11

COMPREHENSIVE INCOME (LOSS)

Net income (loss)	$(5,234)	$41,288	$5,402
Other Comprehensive Income (loss) - Translation adjustments	(277)	(1,861)	20
Unrealized gains (loss) on derivative instruments	(35)	32	-
Comprehensive income (loss)	(5,546)	39,459	5,422
Comprehensive income (loss) attributable to non-controlling interests	(500)	6,259	1,106
COMREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(5,046)	$33,200	$4,316

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(In thousands, except share data)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Non-Controlling	Total Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Interests	Deficit
BALANCE AT DECEMBER 31, 2019	35,433,333	$18,120	$26,972	$(73,006)	$(6,172)	$(1,599)	$(35,685)
Issuance of common stock	2,000,000	1,066	(266)	-	-	-	800
Net income	-	-	-	4,403	-	74	4,477
Translation adjustment	-	-	-	-	(87)	10	(77)

BALANCE AT DECEMBER 31, 2020	37,433,333	19,186	26,706	(68,603)	(6,259)	(1,515)	(30,485)
Conversion of preferred shares A and A-1 in AU10TIX Technologies B.V. to new series A		-	(10,102)	-	-	1,045	(9,057)
Net income	-	-	-	34,807	-	281	35,088
Stock-based compensation – AU10TIX Technologies B.V.	-	-	240	-	-	-	240
Translation adjustment	-	-	-	-	(1,639)	(11)	(1,650)
Unrealized gains on derivatives instruments	-	-	-	-	32	-	32

BALANCE AT DECEMBER 31, 2021	37,433,333	19,186	16,844	(33,796)	(7,866)	(200)	(5,832)
Net loss	-	-	-	(4,725)	-	(19)	(4,744)
Stock-based compensation – AU10TIX Technologies B.V.	-	-	(240)	-	-	753	513
Translation adjustment	-	-	-	-	(285)	23	(262)
Unrealized loss on derivatives instruments	-	-	-	-	(35)	-	(35)

BALANCE AT DECEMBER 31, 2022	37,433,333	$19,186	$16,604	$(38,521)	$(8,186)	$557	$(10,360)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2022	2021	2020
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(5,234)	$41,288	$5,402

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,454	2,061	2,090
Goodwill impairment	-	139	-
Loss (gain) from sale of investment	14	(186)	-
Bad debt expense	409	864	272
Deferred income taxes	(120)	(292)	(651)
Loss on disposal of property and equipment	-	-	71
Equity loss from investment in affiliates	226	983	790
Stock-based compensation	513	350	-
Changes in assets and liabilities:
Accounts receivable, net	(1,229)	(23,280)	11,395
Receivable from related party	-	2,200	(2,200)
Prepaid expenses and other current assets	5,316	1,442	(13,562)
Deposits	(4,545)	-	-
Other assets	550	(112)	485
Accounts payable	3,019	2,321	(2,548)
Accrued expenses and other current liabilities	3,554	9,400	(5,521)
VAT payable	2,668	(4,793)	3,999
Income taxes payable	16	5,745	405
Operating lease accounts, net	(468)	(1,919)	19
Other liabilities	(9,254)	17,172	23,786

Net cash provided by (used in) operating activities	(2,111)	53,383	24,232

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,746)	(1,434)	(2,197)
Purchase of company in Sweden	-	(150)	-
Capitalization of software costs	(1,355)	(1,040)	(603)
Proceeds from sale of property and equipment	4	79	67
Proceeds from sale of investment	-	200	-
Investments	(45)	(68)	(150)
Deposits (withdraws) regarding Employees severance	454	(4)	(226)
Net cash used in investing activities	$(2,688)	$(2,417)	$(3,109)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2022	2021	2020
CASH FLOW FROM FINANCING ACTIVITIES:
Repayments under lines of credit, net	$(64)	$(7,230)	$(13,091)
Repayments of convertible notes payable to a related party	(88)	(8)	-
Repayments of loan payable to a related party	-	-	(1,538)
Repayment of loan payable	-	-	(1,121)
Decrease in bank overdrafts	-	-	(738)
Net cash used in financing activities	(152)	(7,238)	(16,488)

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH, CASH EQUIVALENTS, RESTRICTED CASH AND BANK DEPOSITS	(2,539)	(1,350)	1,594

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, RESTRICTED CASH AND DEPOSITS	(7,490)	42,378	6,229

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND BANK DEPOSITS BEGINNING OF YEAR	103,452	61,074	54,845

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND BANK DEPOSITS END OF YEAR	$95,962	$103,452	$61,074

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Stock issuance as reduction against convertible notes payable to related party	$-	$-	$800

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$80	$152	$613

Income taxes	$1,895	$2,175	$1,329

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 1 - ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or the "Company") operate in four reportable segments: (a) corporate (b) airport security (c) other aviation related services and (d) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security segment provides security services mostly to airport authorities and airlines predominantly in Europe. The other aviation services segment provides services mostly to airlines and airport authorities in the United States of America. The authentication technology segment provides authentication services to financial and other companies, predominantly in the United States of America.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The significant accounting policies are as follows:

Functional Currency

The accompanying consolidated financial statements are presented in United States dollars. The Company has determined that the functional currency of its subsidiaries is usually the local currency, AU10TIX functional currency is United States Dollars. For financial reporting purposes, the assets and liabilities of such subsidiaries are translated into United States Dollars using exchange rates in effect at the balance sheet date. The revenue and expenses of such subsidiaries are translated into United States Dollars using average exchange rates in effect during the reporting period. Resulting translation adjustments are presented as a separate category in shareholders' deficit called accumulated other comprehensive loss.

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

The most significant estimates and assumptions included in these consolidated financial statements consist of the: (a) valuation allowance of deferred income taxes and (b) determination of the estimated fair value of the AU10TIX preferred shares conversion in 2021.

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

Restricted Cash and Bank Deposits

Short term restricted cash as of December 31, 2022 consists of: (a) $279 held in bank accounts that serve as cash collateral for outstanding letters of credit and guarantees, (b) $14,459 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities (see note 4) and (c) $1,129 secured for derivative instruments.

Short term restricted cash as of December 31, 2021 consists of: (a) $3,350 held in bank accounts that serve as cash collateral for outstanding letters of credit and guarantees, (b) $10,599 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities (see note 4) and (c) $750 secured for derivative instruments.
F - 9

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Cash and Bank Deposits(continued)

Long term restricted cash as of December 31, 2022 consist of $4,590 held in bank accounts that serve as risk collateral for long term outstanding letters of credit and guarantees.

Bank deposits consist of interest bearing deposits held in banks and financial institutions with an original maturity of more than three months and less than a year from the date of deposit and carried at cost.

The following table provides a reconciliation of cash and restricted cash reported on the balance sheet that sum to the total of the same such amounts shown in the statements of cash flows.

	Year Ended December 31,
	2022	2021	2020
Cash and cash equivalents	$50,937	$88,753	$51,602
Restricted cash – short term	15,867	14,699	9,472
Bank deposits	24,568	-	-
Restricted cash – long term	4,590	-	-
Total cash, cash equivalents, restricted cash and bank deposits shown in the statement of cash flows	$95,962	$103,452	$61,074

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for credit losses is based on historical collection experience, factors related to specific customers and current economic trends. The Company writes off accounts receivable when determined to be uncollectible and are recognized as a reduction to the allowance for credit losses. As of December 31, 2022, and 2021, the allowance for doubtful accounts is $1,208 and $991, respectively.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deposits

Deposits consist of long-term cash deposits provided to customers which serve as cash collateral in order to guarantee the performance and quality of services provided to the customers. The deposits are repaid to the Company at the end of the contract or the engagement with the customers.

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

Years
Equipment and facilities	3-7
Internal- use software	3-7
Vehicles	3-7

Leasehold improvements are amortized using the straight-line method over the shorter of the total term of the lease or the estimated useful lives of the assets.

Capitalized Internal-Use Software Costs

The Company capitalizes certain costs incurred in developing internal-use software when capitalization requirements have been met. Costs prior to meeting the capitalization requirements are expensed as incurred. Costs, such as maintenance and training are also expensed as incurred. Capitalized costs are included in property and equipment, and amortized on a straight-lined basis over the estimated useful life of the software. Amortization expense, which is included in depreciation expense, amounted to $742, $374 and $147 during the years ended December 31, 2022, 2021 and 2020, respectively.

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company would record a goodwill impairment charge for the difference between the carrying value and the fair value of the goodwill, not to exceed the carrying amount of the goodwill. During the years ended December 31, 2022, 2021 and 2020, the Company recorded goodwill impairment charge of $0, $139 and $0, respectively on its goodwill.
F - 11

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2022, 2021, and 2020, the Company did not record any impairment charges on its long-lived assets.

Employee Rights Upon Severance

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

For employees not under Section 14, severance liabilities are recorded based on the length of service and their latest monthly salary. The Company’s liabilities for the Israeli employees amounted to $1,550 and $1,631 as of December 31, 2022 and 2021, respectively and are included in other liabilities in the Company’s consolidated balance sheets. The deposits made at insurance companies to cover these liabilities amounted to $1,048 and $1,346 as of December 31, 2022 and 2021, respectively and are included in other assets in the Company’s consolidated balance sheets.

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

Operating lease Rights of Use (“ROU”) assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, while the ROU assets are also adjusted for any prepaid or accrued lease payments. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. The company does not recognize ROU assets or lease liabilities for leases with a term shorter than 12 months.

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

Convertible Debt Instruments

The Company evaluates convertible debt instruments to determine whether the embedded conversion option needs to be bifurcated from the debt instrument and accounted for as a freestanding derivative instrument. An embedded conversion option is considered to be a freestanding derivative when: (a) the economic characteristics and risks of the embedded conversion option are not clearly and closely related to the economic characteristics and risks of the host instrument, (b) the hybrid instrument that embodies both the embedded conversion option and the host instrument is not re-measured at fair value under otherwise applicable US GAAP with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded conversion option would be considered a derivative instrument subject to certain requirements .

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

The following table presents the Company’s revenues according to the Company’s segments:

	Year ended December 31,
	2022	2021	2020
Airport Security	$224,037	$217,463	$194,477
Other Aviation Related Services	53,954	36,224	28,177
Authentication Technology	46,986	71,247	25,765
Total revenue	$324,977	$324,934	$248,419

The following table presents the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Year ended December 31,
	2022		2021		2020
Germany	$111,826	34%	$126,367	39%	$119,500	48%
United States	88,333	27%	94,743	29%	45,305	18%
The Netherlands	63,842	20%	52,165	16%	58,446	24%
Spain	39,448	12%	30,946	10%	7,465	3%
Other countries	21,528	7%	20,713	6%	17,703	7%
Total revenue	$324,977	100%	$324,934	100%	$248,419	100%
F - 14

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Airport Security and Other Aviation Services Segments

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

Practical Expedients and Exemptions

Because nearly all our contracts are based on input measure of time of service provided (as hours or attendance) no exemptions need to be made. We have no material contracts with material revenues expected to be recognized subsequent to December 31, 2022 related to remaining performance obligations.

Revenue Service Types

The following is a description of our revenue service types, including Airport Security, Airline Security, Cargo Security, Other Airport Services, General Security Services and Other.

Airport Security

Staffing or manning for specialized airport security are usually based on long term contract issued via a public tender process. We recognize revenue given the unit of measure (hours) provided in the given time period and the specific price for specific hours agreed upon in the contracts. Quality and criteria of staffing are described in the contracts and are measured in the given time period. Deviations, if any, are discussed with the customer before invoicing and will be reflected in the invoice showing the approved hours and other cost elements as agreed upon price.

Most contracts have an hourly rate that reflects an all-in tariff based on a full cost price calculation. In some of the contracts the hourly rates are split between a component based on hours and a component based on specific costs in a specific time period but always linked to the service provided in given time period. Revenue is recognized at the time period set in the contract.

Airline Security

Staffing or manning for airline security are usually based on long term contracts issued via a public tender procedure. We recognize revenue according to the unit of measure provided (usually attendance for specific time framed service like specific flights). The time framed specialized security services in this case the executed number of flights. When the manning for the security of these flights is delivered, the Company invoices the customer according to the agreed flight tariff.
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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Deferred Revenues

The Company records deferred revenues when cash payments are received or due in advance of our performance. Deferred revenues at December 31, 2022 and 2021 were $3,570 and $2,239, respectively shown as part of the accrued expenses and other current liabilities and $336 and $1,030 shown as other liabilities. Revenue recognized for the years ended December 31, 2022, 2021 and 2020 that was included in the deferred revenue at the beginning of each year was $2,217, $2,049 and $1,879, respectively.

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

Advertising Costs

Advertising costs are expensed as incurred and consist of costs associated with promoting the Company, its products and services as participation in conferences and publication costs. Advertising costs during the years ended December 31, 2022, 2021 and 2020 are $3,472, $2,150 and $735, respectively.

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

The Company had a net loss for the year ended December 31, 2022. For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common share is anti-dilutive due to the net loss. Potentially dilutive securities were excluded from the computation of diluted loss per share even though the conversion rate of the convertible note payable to related party was lower than the market price of the Company’s common stock as of December 31, 2022, due to the net loss during that year.

The Company had net income for the years ended December 31, 2021 and 2020. For the year ended December 31, 2021 the net income of the Company was adjusted by $10,102 as deemed dividends following the conversion of preferred shares A and A-1 in AU10TIX Technologies B.V. to new Series A. Potentially dilutive securities were included in the computation of diluted income per share as the conversion rate of the convertible note payable to related party was lower than the weighted average computed price of the Company’s stock for the year 2021 and 2020.

The number of shares of common stock attributable to potentially dilutive securities for the years ended December 31, 2022, 2021 and 2020 were 2,760,855, 2,978,843 and 3,000,000 shares of which the December 31, 2022 shares were excluded from the loss per share calculation due to being anti-dilutive. Those shares were issuable upon conversion of convertible notes payable to related party at price of $0.40.

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

Concentration of Credit Risk

Financial instruments which are subject to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, bank deposits and accounts receivable.

The Company maintains cash, cash equivalents, restricted cash and bank deposits in accounts with financial institutions in the United States of America, Europe, Japan and Israel. As of December 31, 2022 and 2021, accounts at financial institutions located in the United States of America are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250 per institution. As of December 31, 2022 and 2021, cash, cash equivalents, restricted cash and bank deposits of $10,613 and $17,522, respectively, are being held in the United States of America, of which $10,613 and $17,063, respectively, are uninsured. Cash, cash equivalents, restricted cash and bank deposits located in Europe, Japan and Israel, totaling $85,349 and $85,930 as of December 31, 2022 and 2021, respectively, are uninsured.
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

Revenue from two customers represented 52% of total revenue during the year ended December 31, 2022, of which customer A accounted for 34% and customer B accounted for 18% of total revenue. Accounts receivable from these two customers represented 31% of total accounts receivable as of December 31, 2022.

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

Customers A and B mentioned above, have been principal customers in the last three years.

Risks and Uncertainties

The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic and/or political instability, trade restrictions and strikes). Such risks can cause the Company to have significant difficulties in connection with the sale or provision of its services in international markets and have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

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

Recently Issued Accounting Pronouncements

Accounting Standards Update 2022-01

In March 2022, the FASB issued an update for Derivatives and Hedging (Topic 815): Fair Value Hedging-Portfolio Layer Method. The amendment expands the current single layer method to allow multiple hedged layers of a single closed portfolio under the method. The amendment is affective for financial statements issued for annual periods beginning after December 15, 2022. The adoption of this standard does not have a material effect on the Company’s operating results or financial condition.

Accounting Standards Update 2021-08

In October 2021, the FASB issued an update for Business Combinations (Topic 805): Accounting for Contract Assets and Contract liabilities from Contracts with customers. This ASU requires entities to apply Topic 606, Revenue from Contracts with Customers to recognize and measure contract asset and contract liabilities in a business combination. The amendment is effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within that fiscal year. The adoption of this standard does not have a material effect on the Company’s operating results or financial condition.
F - 19

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 3 - BUSINESS COMBINATION

Acquisition in Sweden

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

Goodwill associated with the acquisition of QDD was 1,178 SEK ($139 as of December 31, 2021) and deductible for income tax purposes. The goodwill consists principally of the expectations of future earnings and profits from expanding this business. In December 2021, the Company evaluated the goodwill and concluded the goodwill should be fully impaired (see note 8). Following QDD’s losses, on January 1, 2023, the company sold its shares to the minority shareholder for a minimal amount and recognized in 2022 a loss of $218 regarding this expected sale.

NOTE 4 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are as following:

	December 31,
	2022	2021
Receivable from the Dutch tax authorities (1)	$-	$9,091
Receivable from the German authorities – COVID-19 (2)	483	527
Dutch Governmental support – COVID-19 (3)	4,302	2,614
Value Added Tax (VAT) receivable	1,759	691
Prepaid uniforms	811	435
Prepaid insurance	536	380
Other	1,914	2,283
Total prepaid expenses and other current assets	$9,805	$16,021

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

(3)	In the Netherlands, the Company was eligible for support following the COVID-19 crisis.
F - 20

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 5 - INVESTMENTS

Artemis Therapeutics, Inc.

As of December 31, 2022, the Company owns less than 1% of the issued and outstanding share capital of Artemis Therapeutics, Inc. (“ATMS”). On March 6, 2022, ATMS entered into a Share Exchange Agreement with Manuka Ltd. and the shareholders of Manuka Ltd., a company incorporated in Israel engaged in developing and manufacturing skincare products based on Manuka honey and bee venom. Following those agreements Manuka Ltd. became a wholly owned subsidiary of the ATMS. As the shareholders of Manuka Ltd. received the largest ownership interest in ATMS, Manuka Ltd. was determined to be the “accounting acquirer” in a reverse recapitalization.

The market value of the Company's investment in ATMS as of December 31, 2022 and 2021 is $146 and $120, respectively. The Company evaluated the stock price of ATMS but as ATMS share price is low, the number of shares that are being traded is low, and as ATMS still does not have any material revenue or profitable operations, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero.

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”) and to provide aviation security and non-security services in South Korea. Each one of the parties holds 50% (fifty percent) of the JVC’s equity. The Company uses the equity method for this investment. As of December 31, 2022, the Company’s investment is 33,789KRW ($27). For the years ended December 31, 2022, 2021 and 2020, the Company recognized a loss in its consolidated statements of operations of 125,240 KRW, 10,491 KRW and 17,742 KRW, respectively ($97, $8 and $15 as of December 31, 2022, 2021 and 2020, respectively) from its investment in the JVC. In January 1, 2023, the Company sold its part in the JVC to the South Korean Company for an amount of €25 ($27 as of December 31, 2022). At December 31, 2022 the Company wrote off $131 of the investment to match the balance to the sale price.

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

Arrow Ecology & Engineering Overseas (1999)

In December 2019, the Company invested an amount of $1,750 in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”), a limited company incorporated in Israel. Arrow develops and operates a sustainable green process to recycle mixed and sorted municipal solid waste. The Company purchased few types of shares representing 22.6% of Arrow’s equity for an amount of $22 and shareholders loans were purchased for a price of $1,728 ($4,146 stated value less $2,418 allowance for credit losses, which have not changed since the acquisition). The Company uses the equity method for this investment. During the years ended December 31, 2022, 2021 and 2020, the Company recognized its share in Arrow losses in the amount of $0, $975 and $775, respectively, from this investment.

The Company suspended its use of the equity method to accounting for this investment in 2023 after its investment balance was reduced to zero.

The Company has an agreement with an entity related to its main shareholder, according to which, if the value of the investment decrease, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $1,750. The guarantee is effective immediately as of the date of purchase and terminates on January 1, 2025. Some Directors, managers and shareholders of Arrow are related parties of the Company.
F - 21

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 5 - INVESTMENTS (CONTINUED)

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

SardineAI Corp.

In August 2020, the Company invested an amount of $50 in SardineAI Corp (“SardineAI”), a company incorporated in the USA. In return, the Company received preferred shares representing less than 1% of SardineAI equity. SardineAI is a Fraud Prevention-as-a-Service (FaaS) platform for Digital businesses to detect frauds and financial crimes. As SardineAI is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment. In January 2023, the Company sold approximately 85% of its investment for a total amount of $756.

Silver Circle One

In December 2021, March 2022 and December 2022, the Company invested a total amount of $38 in Silver Circle One, a capital fund which aims to invest in private emerging companies with focus on consumer, commerce and technology companies. The company committed to invest up to $100 on the pool. As Silver Circle One is a private, closely held fund, there is no active market for this investment. Therefore, the company measures the investment at cost minus impairment.

Justt Fintech Ltd (previously Acrocharge Ltd)

In December 2021, the Company invested an amount of $50 in Justt Fintech Ltd (“Justt”), a company incorporated in Israel. As of December 31, 2022, the investment represented less than 1% of the issued and outstanding share capital of Justt Fintech Ltd. Justt is a technology company which fully automated chargeback disputes on behalf of online merchants. As Justt is a private, closely held company, there is not active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Nilus OS Ltd

In March 2022, the Company invested an amount of $25 in Nilus OS Ltd. (“Nilus”), a company incorporated in Israel. As of December 31, 2022, the investment represented less than 1% of the issued and outstanding share capital of Nilus. Nilus is a company that automates payment and financial workflows for platforms that involve transfers of money. As Nilus is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	December 31,
	2022	2021
Office, equipment and facilities	$8,885	$9,222
Internal-use software	2,845	1,490
Vehicles	1,990	1,617
Leasehold improvements	2,871	2,893
	16,591	15,222
Less: accumulated depreciation and amortization	10,315	9,512
Total property and equipment, net	$6,276	$5,710

Depreciation and amortization expenses are $2,454, $2,061 and $2,090 for the years ended December 31, 2022, 2021 and 2020 respectively.
F - 22

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 7 - LEASES

Lessee Arrangements

The Company enters into leases in the normal course of business primarily as part of its operations in the different airports, back office operations, research and development offices and headquarters offices.

The table below presents the effects on the amounts relating to the Company’s total lease cost:

	Year ended December 31,
	2022	2021	2020
Operating lease cost	$4,617	$4,422	$3,914
Short-term lease cost	1, 614	1,542	1,580
Total lease cost	$6,231	$5,964	$5,494

Other information: Cash paid for amounts included in the measurement of Lease liabilities:

	Year ended December 31,
	2022	2021	2020
Operating cash flows from operating leases	$4,625	$4,465	$3,962
Right-of-use assets obtained in exchange for new operating lease liabilities	3,885	3,164	4,941
Weighted-average remaining lease term-operating leases	3.3 years	4.0 years	4.5 years
Weighted-average remaining lease term-operating leases	5.34%	5.12%	4.8%

Balance sheet information related to operating leases was as follows:

	December 31,
	2022	2021
Operating lease ROU assets	$10,201	$10,938

Operating lease liabilities - current	$3,969	$3,317
Operating lease liabilities - non current	6,375	8,298
Total operating lease liabilities	$10,344	$11,615

Future undiscounted lease payments for operation leases with initial terms of more than one year as of December 31, 2022 are as follows:

Year ending December 31,
2023	4,361
2024	3,398
2025	1,570
2026	1,050
2027	720
Thereafter	251
Total future minimum lease payments	11,350
Less: imputed interest	1,006
Total	$10,344
F - 23

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 8 - GOODWILL

All the Company’s goodwill relates to its airport security segment. The change in goodwill during the year is as follows:

	2022	2021
Balance as of the beginning of the year	$690	$746
Goodwill acquired during the year	-	146
Impairment losses	-	(139)
Exchange rate effect	(44)	(63)
Balance as of the end of the year	$646	$690

At December 31, 2022, the Company performed qualitative assessments to determine if it was more likely than not that the fair value of the reporting units exceeded its carrying values, including goodwill. The qualitative assessments indicated that it was more likely than not that the fair value exceeded the carrying value of the reporting unit.

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

During the years ended on December 31, 2022, 2021 and 2020, the Company recognized impairment charges of $0, $139 and $0, respectively.
F - 24

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 9 - NOTES PAYABLE – BANKS

United States of America

The Company’s U.S. subsidiary was a party to a credit facility with a commercial lender, which provided a maximum borrowing capacity up to $10,000, subject to a borrowing base limitation. The credit facility expired on October 2021.

Borrowings made under the credit facility bore interest, which was payable monthly, at LIBOR plus 3% per annum.

The Company’s weighted average interest rate in the United States of America during the year ended December 31, 2020 was 4.42%.

Europe

The Company had a credit arrangement with a commercial bank, to provide it with up to €12,000 in borrowings which was renewed in May 2020 through March 2021. Borrowings under the line of credit bore interest at one-month EURIBOR plus 4.8% with a minimum of 4.8% per annum. The Company was also subject to unused line fee of 0.75% per annum, which was payable quarterly. The line of credit expired in March 2021.

In addition to the line of credit arrangement, a guarantee facility of €2,500 ($2,841 as of December 31, 2021) was provided to the Company by the same commercial bank, which was renewed until March 2022, with an interest of 2.5% per annum and an unused line fee of 0.75% per annum which was payable quarterly. The guarantee facility expired in March 2022. As of December 31, 2021, the Company had €1,022 ($1,161 as of December 31, 2021) of outstanding guarantees under the guarantee facility, which related to leases and performance guarantees for contracts.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2021 and 2020, was 4.8% and 4.4% respectively.

The Company has an additional credit arrangement in Sweden to provide it with up to 4,000 SEK ($385 as of December 31, 2022) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of December 31, 2022 and 2021, the Company had 1,196 SEK and 1,800 SEK ($115 and $199 as of December 31, 2022 and 2021) respectively in outstanding borrowings under the line of credit facility.

NOTE 10 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2022	2021
Accrued payroll and related costs	$26,774	$26,511
Accrued vacation	8,080	7,152
Labor union contribution	333	925
Deferred revenue	3,570	2,239
Other	2,950	3,007
Total accrued expenses and other current liabilities	$41,707	$39,834

NOTE 11 - DEBT TO A RELATED PARTY

Convertible Notes Payable to a Related Party

The Company has an agreement with an entity related to its main shareholder, to provide it with up to $3,000 in revolving loans through January 2022. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate of LIBOR plus 7% for U.S. dollar-denominated loans and the Company’s European commercial bank interest base rate plus 3% for Euro-denominated loans. In connection with the arrangement, the holder was granted an option to convert the outstanding notes payable under the arrangement into the Company's common stock at a price of $1.50 per share and the unpaid accrued interest at a price of $0.75 per share.
F - 25

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 11 - DEBT TO A RELATED PARTY (CONTINUED)

Convertible Notes Payable to a Related Party (continued)

In December 2021, the loan was extended until January 2024, with the ability to draw up to $2,000 and the interest rate was adjusted to 2.5% per annum.

The Company’s weighted average interest during the years ended December 31, 2022, 2021 and 2020 is 2.5%, 7.10% and 7.60%, respectively.

Total interest expense related to the note is $28, $83 and $171 for the years ended December 2022, 2021 and 2020, respectively.

As of December 31, 2022 and 2021, convertible notes payable to this related party consist of $1,104 and $1,192, respectively.

NOTE 12 - OTHER LIABILITIES

Other liabilities are as follows:

	December 31,
	2022	2021
Deferred wage tax and social security (1)	$15,824	$22,534
Deferred VAT (1)	10,882	14,703
Severance pay liability	1,893	1,631
Deferred revenue	336	1,030
Other (2)	279	969
Total other liabilities	$29,214	$40,867

(1)
Deferred VAT and deferred wage tax relates to measurements taken by the Dutch government, on which they postponed all VAT payable for the years 2021 and 2020 and all wage tax and social security payable for the months March – December 2021 to be paid in 60 instalments starting October 2022.

(2)
Including a 50 million Yen loan with a financial institution as a financial support in connection of COVID-19. The loan was provided in July 2020 for a period of five years with a variable interest of 0.21% - 1.10%. The long term balances as of December 31, 2022 and 2021 are $134 and $280, respectively.

NOTE 13 - REDEEMABLE NON-CONTROLLING INTERESTS

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
(In thousands, except share data)

NOTE 13 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

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
F - 27

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 13 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

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
F - 28

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 13 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

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
F - 29

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 13 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

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

Following the modification and extinguishment of the Preferred Shares and the reclassification of the Series A-1 Shares in 2021, the Company adjusted the carrying value of the redeemable non-controlling interests by $9,057, with a corresponding decrease to additional paid-in capital and non-controlling interests in the amounts of $10,102 and $1,045, respectively.

The following table sets forth for the movement in the redeemable non-controlling interests:
	Year Ended December 31,
	2022	2021
Balance as of the beginning of the year	$90,478	$75,322
Net Income (loss)	(379)	6,200
Other Comprehensive Income - Translation adjustment	(15)	(211)
Conversion of AU10TIX shares A-1 into new series A	-	9,057
Other	(110)	110
Balance as of the end of the year	$89,974	$90,478
F - 30

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 14 - GOVERNMENTAL SUPPORT

During 2022, 2021 and 2020, governments in some of the countries in which we operate have announced the implementation of government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity. In the United States of America, the government has approved a payroll support of $0, $15,918 and $13,680, for the years ended December 31, 2022, 2021 and 2020 to the American subsidiary of the Company. Out of those amounts, the American subsidiary recognized amounts of $0, $16,925 and $12,672 as reduction of labor expenses for the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022, 2021 and 2020, the Dutch government has provided financial assistance of €3,671, €18,135 and €17,619 ($3,864, $22,608 and $21,645 as of December 31, 2022 2021 and 2020), respectively for the years ended December 31, 2022, 2021 and 2020. The Dutch government terminated the support program in March, 2022. In Germany, the employees are eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount. The Company applied for this support starting from April 2020 to June 2021. These available governmental support plans might be extended and/or changed according to the future COVID-19 developments, although currently the Company does not expect those measures to be renewed or extended.

In the Netherlands wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed and will have to be paid in 60 monthly installments, starting October 2022. The debt incurs annual interest starting July 2022 of 1% and increases every six months to a maximum of 4% starting on January 1, 2024 onwards. As of December 31, 2022 and 2021, the Company accumulated debt of €31,796 and €33,456 ($33,826 and $38,011 as of December 31, 2022 and 2021), respectively to the Dutch tax authorities.

NOTE 15 - STOCK-BASED COMPENSATION

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

The following is a summary of the AU10TIX Limited stock options issued and outstanding:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term
Options outstanding as of December 31, 2021	199,875	$0.01	5.5 years
Options granted	-	-
Options exercised	-	-
Options transferred to AU10TIX Technologies B.V.	199,875	0.01
Options outstanding, end of the year	-	$-	-

Options exercisable, as of December 31, 2022	-

There are no non-vested options in AU10TIX Limited.

In August 2020, AU10TIX’s board agreed to transfer the option plan from AU10TIX Limited to AU10TIX Technologies B.V. with the same terms and conditions. On June 24, 2022, the board of AU10TIX Technologies B.V. has adopted the “AU10TIX Technologies B.V. 2022 Stock Option Plan” (the “Plan”). The Plan grants rights to subscribe for up to 500,000 class A ordinary shares (“Ordinary Share”) in the capital of AU10TIX Technologies B.V. to employees, directors, consultants and service providers of AU10TIX Technologies B.V. and / or any related entity (as defined in the plan). By resolution of the board of AU10TIX Technologies B.V., on February 12, 2023, the board resolved to increase the number of options that can be exercised under the option plan from 500,000 to 1,000,000 ordinary shares.
F - 31

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 15 - STOCK-BASED COMPENSATION (CONTINUED)

The following is a summary of the AU10TIX Technologies B.V. stock options issued and outstanding:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term
Options outstanding as of December 31, 2021	30,000	$26.46
Options granted	193,000	0.59
Options exercised	-	-
Options transferred from AU10TIX Limited	199,875	0.01
Forfeited	(54,000)	15.25
Options outstanding, end of the year	368,875	$0.23	5 years

Options exercisable, as of December 31, 2022	282,625

As of December 31,2022 the non-vested options are 86,250.

During the years ended December 31, 2022, 2021 and 2020, there was $513, $350 and $0 compensation expenses.

As of December 31, 2022, the Company has $374 of unrecognized compensation cost related to stock options.

NOTE 16 - OTHER INCOME (EXPENSES), NET

Other income (expenses) is summarized as follows:

	Year ended December 31,
	2022	2021	2020
Interest expense to related parties (see Note 11)	$(28)	$(83)	$(171)
Interest expense and other bank charges	(350)	(801)	(901)
Interest income	121	24	178
Foreign currency gain (loss)	723	60	(254)
Gain from sale of Mesh shares (see Note 5)	-	186	-
Loss from investment in I-SEC Korea (see Note 5)	(131)	-	-
Loss from QDD (see Note 3)	(218)	-	-
Other income (expense)	(4)	77	(140)
Total other income (expense), net	$113	$(537)	$(1,288)
F - 32

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 17 - INCOME TAXES

The components of income (loss) before income tax benefit (expense) are as follows:

	Year Ended December 31,
	2022	2021	2020
The Netherlands	$(11,419)	$(3,070)	$469
Germany	4,317	11,658	(4,141)
United States of America	(3,621)	14,968	8,817
Spain	552	(2,052)	(1,406)
Israel	7,298	29,964	2,178
Other locations	(715)	(960)	75
Income (loss) before income tax expenses	$(3,588)	$50,508	$5,992

The current income tax expense from subsidiaries outside of the Netherlands is $1,984, $8,937 and $1,345, for the years ended December 31, 2022, 2021 and 2020, respectively. There was no current income tax expense or benefit for the Netherlands for the years ended December 31, 2022, 2021 and 2020.

The deferred income tax benefit from subsidiaries outside of the Netherlands is $135, $331 and $676, for the years ended December 31, 2022, 2021 and 2020, respectively. There was no deferred income tax expense for the Netherlands for the years ended December 31, 2022, 2021 and 2020.

Additionally, tax benefits (expenses) from subsidiaries outside the Netherlands include $203, $(614) and $79, for the years ended December 31, 2022, 2021 and 2020, respectively, of tax related to previous years. There were no tax expenses related to previous years in the Netherlands for the years ended December 31, 2022, 2021 and 2020.

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2022	2021
Deferred tax assets:
Operating loss carryforwards	$10,895	$10,547
Interest loss carry forward	1,543	-
Capital loss carryforwards	114	165
Allowance for doubtful accounts	193	150
Tax credit carryforwards	560	560
Accrued expenses and other	585	536
Research and development expenses, net	1,340	1,183
Total deferred tax assets	15,230	13,141

Deferred tax liabilities:
Depreciation of property and equipment	(210)	(108)
	15,020	13,033
Valuation allowance	(13,502)	(11,630)
Deferred tax assets, net	$1,518	$1,403

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
F - 33

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 17 - INCOME TAXES (CONTINUED)

As of December 31, 2022, the Company has net operating losses carry forwards of $24,116 and carry forward interest of $5,982 in the Netherlands. These losses and interest can be carried forward and do not expire but starting 2022 the yearly utilization is limited to one million Euro per year, plus 50% of the excess taxable income. As of December 31, 2022, the Company has net operating loss carry forwards of $10,399 in the United States of America, which will expire in 2031 through 2037 except $3,059 which do not expire but can offset up to 80% of taxable income every year. In Israel, the Company has net carry forward losses of $1,910 which do not expire. The ultimate utilization of such net operating loss carry forwards is limited in certain situations.

As of December 31, 2022, the Company has capital loss carry forwards of $495 in Israel. Such capital loss carry forwards do not expire and can be offset against future capital gains generated in Israel.

As of December 31, 2022, the Company has $560 in tax credits for the welfare to work and work opportunity programs in the United States of America that expire in 2024 through 2029.

During the years ended December 31, 2022 and 2021 the valuation allowance increased (decreased) by $1,872 and $(5,815), respectively.

The Company’s effective income tax rate differs from the Netherlands’ statutory rate of 25.8%, 25.0% and 25.0% for the years 2022, 2021 and 2020, respectively,  as follows:

	Year Ended December 31,
	2022	2021	2020
Effective loss (income) tax benefit at statutory rate	$926	$(12,627)	$(1,498)
Rate differential	(136)	2, 915	610
Non-deductible expenses	(342)	(1,643)	(857)
Adjustments to prior year tax losses	-	(2,599)	(3,604)
Changes in valuation allowance	(1,872)	5,815	3,601
Other	(222)	(1,081)	1,158
Income tax expense	$(1,646)	$(9,220)	$(590)

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

As of December 31, 2022 and 2021, there are $688 and $688 of unrecognized tax benefits, respectively, that if recognized would reduce the effective tax rate. Interest and penalties assessed by taxing authorities on an underpayment of income taxes are included as components of income tax provision in the consolidated statements of operations and comprehensive income.

A reconciliation of the Company’s unrecognized tax benefits is as follows:

	December 31,
	2022	2021
Balance at beginning of year	$688	$-
Additions based on tax positions taken in prior years	-	546
Additions based on tax positions taken in the current year	-	142
Reduction based on tax positions taken in prior years	-	-
Balance at end of year	$688	$688

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the years since 2016 are subject to examination in the Netherlands. In the United States of America, income tax returns for the years since 2019 are subject to examination. Income tax returns for the tax years since 2017 are subject to examination in foreign jurisdictions.
F - 34

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 18 - RELATED PARTY TRANSACTIONS

An entity related to one of the Company’s Supervisory Board members provide legal services to the Company. Legal expense related to these services is $54, $59 and $46 for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company engages the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling and management services to the authentication technology segment. The Company incurred expenses of $1,887, $1,710 and $741 for such services for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, and 2021 the outstanding balances due for these services were $605 and $311, respectively, included in accrued expenses and other current liabilities. In addition, the individual serves as a board member of the Company and was paid an amount of $36, $38 and $38 as board fees, for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company engages the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling services to its authentication technology segment. The Company incurred expenses of $155, $148 and $87 for such services for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company engages the services of an individual which is a family member of the Chairman of the Board, to provide services as a Managing Director of the Company. The Company incurred expenses of $386, $286 and $182 for such services for the years ended December 31, 2022, 2021 and 2020, respectively.

The Chairman of the board, who is related to a trust which is an indirect main shareholder of the Company, receives annual compensation of $50 for his services as chairman. In addition, in 2022, 2021 and 2020, the Company incurred salary expenses of $112, $117 and $125, respectively for the services he provides to AU10TIX.

The Company engaged the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling and administrative services to its authentication technology segment. The Company incurred expenses of $340, $0 and $0 for such services for the years ended December 31, 2022, 2021 and 2020, respectively. In addition, the individual serves as a board member of the Company, and was paid an amount of $36, $38 and $38 as board fees, for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company engages the services of an individual who is a family member of a beneficiary of a trust which is an indirect main shareholder of the Company, to provide certain administration services. The Company incurred expenses of $139, $141 and $118 for such services for the years ended December 31, 2022, 2021 and 2020, respectively.

In May 2019, the Company engaged the services of Arrow (see note 5) to provide some administrative services. The Company incurred expenses of $119, $286 and $115 for such services for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company has debt to an entity which is a main shareholder of the Company (see note 11).

NOTE 19 - COMMITMENTS AND CONTINGENCIES

Letters of Credit and Guarantees

As of December 31, 2022, the Company has $8,249 in outstanding letters of credit and guarantees. Letters of credit and guarantees are being secured either by the same amounts in restricted cash with commercial banks (see note 2) or with deposits provided to customers which serve as cash collateral in order to guarantee the performance and quality of services provided to the customers.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 19 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (continued)

Inquiry Proceedings

On June 24, 2021, a minority shareholder of the Company initiated inquiry proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal (the “Court”) which is a specialized court dedicated to resolving corporate disputes. The shareholder has requested the Court to appoint an investigator on behalf of the Court in accordance with Dutch law, to investigate certain activities of the Company that have been previously disclosed by the Company in its periodic filings with the SEC for the fiscal years ended December 31, 2020 and 2019. The shareholder has not requested the Court to order preliminary relief, but has requested the Court to order the registrant to pay the costs of the proceedings. On June 2022, the Court rendered its judgement after reviewing all filings and a court hearing. The Court accepted ICTS’s defense on all items except two and appointed an investigator to examine those two items. The two items are: The conversion of loans in 2019 from a related party at a share price of $0.40 and the issuance of shares to directors and certain employees in 2019 at a share price of $0.40. The Company expects the investigator to provide his report to the court during 2023.

White Line

In 2017, the company invested $3,500 in White Line B.V., a limited Company incorporated in the Netherlands, representing 10% of the issued and outstanding share capital of White Line B.V.

The Company had an agreement with an entity related to its main shareholder, according to which, if the value of this investment decreased, the related party entity has guaranteed to repurchase this full investment in minimum amount of $3,500. In December 2018, the related party entity purchased the full investment from the Company for $3,500. In 2021, the Company has a dispute with White Line B.V. as certain items disclosed in White Line B.V. financials appeared questionable. ICTS requested the Court to instruct White Line to disclose certain documents. As the economical ownership is not within the Company anymore, the Company has no financial exposure on this dispute. On November 2022, the Appeal Court of Amsterdam rendered its judgement after reviewing all filings and a court hearing. The Court rejected the Company’s request for disclosure of documents.

Agency Agreements

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3,000 ($3,191 as of December 31, 2022).

In March 2016, the Company entered into an agreement with a third party to assist the Company with the possible sale of one of the Company’s subsidiaries (see note 13). The fees depend on the outcome of the assignment and are between 2%-5% of the sale consideration but not less than $4,000. In February 2019, the agreement was amended. According to the amendment, in case that less than 50% of the voting stock or majority of the subsidiary assets are being sold, the transaction fee will be 5% of the sale consideration but not lower than $3,000. In January 2022, the agreement was amended so that the fees will be 2%-3% of the sale consideration but not less than $4,000 and with a cap of $20,000. In case that less than 50% of the voting stock or majority of the subsidiary assets are being sold the transaction fee will be 5% of the sale consideration but not lower than $4,000.

Employment Agreements

In December 2022, the Company entered into an employment agreement with a third party to serve as the CEO of one of the Company’s subsidiaries. According to the agreement the employee is entitled to annual target bonus. The annual target bonus is based on achievement of targets as should be defined by the subsidiary’s board of directors. The bonus shall be equal to 10% of the EBIDA (excluding the applicable taxes).
F - 36

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 20 - SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in four reportable segments: (a) corporate (b) airport security (c) other aviation related services and (d) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security segment provides security services mostly to airlines and airport authorities mostly in Europe. The other aviation related services segment provides various services to airlines within airports in the United States of America. The authentication technology segment provides authentication services to financial and other companies, predominantly in the United States of America. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

The operating results of these reportable segments are regularly reviewed by the chief operating decision.

	Corporate	Airport Security	Other Aviation Related Services	Authentication Technology	Total
Year ended December 31, 2022:
Revenue	$-	$224,037	53,954	$46,986	$324,977
Depreciation and amortization	71	779	286	1,318	2,454
Net income (loss)	(2,921)	1,128	(2,229)	(1,212)	(5,234)
Goodwill	-	646	-	-	646
Total assets	8,698	82,016	25,072	68,847	184,633

Year ended December 31, 2021:
Revenue	$-	$217,463	$36,224	$71,247	$324,934
Depreciation and amortization	75	939	167	880	2,061
Net income (loss)	(2,020)	7,202	14,710	21,396	41,288
Goodwill	-	690	-	-	690
Total assets	10,349	84,923	27,502	73,106	195,880

Year ended December 31, 2020:
Revenue	$-	$194,477	$28,177	$25,765	$248,419
Depreciation and amortization	72	994	308	716	2,090
Net income (loss)	(3,853)	(2,779)	8,835	3,199	5,402
Goodwill	-	746	-	-	746
Total assets	12,488	72,851	13,699	41,350	140,388

The following table sets forth, for the periods indicated, revenue generated from customers by geographical area based on the geographical location of the customer’s invoicing address:

	Year Ended December 31,
	2022	2021	2020
Germany	$111,826	$126,367	$119,500
United States	88,333	94,743	45,305
The Netherlands	63,842	52,165	58,446
Spain	39,448	30,946	7,465
Other countries	21,528	20,713	17,703
Total revenue	$324,977	$324,934	$248,419
F - 37

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 20 - SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization, by country:

	December 31,
	2022	2021
Germany	$384	$361
United States	683	422
The Netherlands	488	624
Spain	135	118
Other countries	4,586	4,185
Total property and equipment, net	$6,276	$5,710

Property and equipment, net, in other countries include $4,216 and $3,956 property and equipment in Israel, as of December 31, 2022 and 2021, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(In thousands, except share data)

Valuation and Qualifying Accounts

	Beginning of year	Charges to Costs and Expenses	Charges to other accounts	Deductions	End of Year

Allowance for doubtful accounts (1):
Year ended December 31, 2020	$418	710	(438)	-	$690
Year ended December 31, 2021	$690	864	(563)	-	$991
Year ended December 31, 2022	$991	409	(192)	-	$1,208

Allowance for net deferred tax assets:
Year ended December 31, 2020	$21,046	-	-	(3,601)	$17,445
Year ended December 31, 2021	$17,445	-	-	(5,815)	$11,630
Year ended December 31, 2022	$11,630	-	1,872	-	$13,502

(1) Write-off net of recoveries for the allowance for doubtful accounts.