Form 20-F
period 2023-12-31
ICTS INTERNATIONAL N V
filed 2024-05-10
CIK 1010134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

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

Title of each Class: Common Stock

Name of each exchange on which registered: OTCQB

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

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.          Offer Statistics and Expected Timetable

Not Applicable

Item 3.          Key information

Operations

ICTS International N.V. (“ICTS”) was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or the “Company”) operate in four reportable segments: (a) corporate (b) airport security (c) other aviation related services and (d) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security segment provides security services primarily to airport authorities and airlines predominantly in Europe. The other aviation services segment provides services primarily to airlines and airport authorities in the United States of America. The authentication technology segment provides authentication services to financial and other companies, predominantly in the United States of America.

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

During 2022 and 2021, governments in some of the countries in which we operate have implemented government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity. In the United States of America, the government has approved a payroll support to the American subsidiary of the Company of $0.0 million and $15.9 million, for the years ended December 31, 2022 and 2021. Out of those amounts, the American subsidiary recognized amounts of $0.0 million and $16.9 million as reduction of labor expenses for the years ended December 31, 2022 and 2021, respectively. For the years ended December 31, 2022 and 2021, the Dutch government has provided financial assistance to the Dutch subsidiary of the Company of €3.7 million and €18.1 million ($3.9 million and $22.6 million as of December 31, 2022 and 2021), respectively. The Dutch government terminated the support program on March, 2022. For the year ended December 31, 2023 the Company did not receive any payroll support or financial assistance from any government regarding COVID-19.

In the Netherlands wage tax, social security and VAT payments for the period March 2020 through September 2021 were postponed and are to be paid in 60 monthly installments beginning October 2022. The debt incurs annual interest starting July 2022 of 1% and increases every six months to a maximum of 4% starting on January 1, 2024 onwards. As of December 31, 2023 and 2022, the Company accumulated debt to the Dutch tax authorities of €24.9 million and €31.8 million ($27.3 million and $33.8 million as of December 31, 2023 and 2022), respectively to the Dutch tax authorities.

In Germany, our employees were eligible for payroll support up to 60% of the employee’s payroll (on an individual basis) where the employees meet the support plan requirements. The Company applied for this support starting from April 2020 to June 2021.

In July 2019, AU10TIX Technologies B.V. (together with its subsidiaries, “AU10TIX”, a subsidiary of ICTS issued preferred shares to an investor for a subscription price of $60 million in cash representing 24% of the outstanding share capital of AU10TIX and 23.077% of the outstanding share capital of AU10TIX on a fully diluted basis. AU10TIX retained $20 million of the sale proceeds for general working capital purposes and $40 million was transferred to its parent company, ICTS International N.V.

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

On June 28, 2021, TPG, Oak, GF GW LLC (“GF”) and AU10TIX, entered into a Sale and Purchase Agreement (the “SPA”), pursuant to which Oak and GF purchased preferred shares in AU10TIX from TPG.  In connection with the SPA, (i) such parties and ICTS entered into an amended and restated shareholders agreement (the “SHA”) and an amended and restated registration rights agreement (the “RRA”) and (ii) AU10TIX’s Articles of Association (the “Articles”) were amended by a deed of amendment. Following the completion of the sales and purchases contemplated by the SPA: (i) ICTS owns 68.69% of the outstanding share capital of AU10TIX in the form of Class B Ordinary Shares; (ii) Oak owns 12.87% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; (iii)  GF owned 10.93% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; and (iv) TPG owns 7.51% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares.  In addition, AU10TIX may issue up to 1,000,000 Ordinary Shares under its existing employee stock option plan.

The following table summarizes certain balance sheet data for the Company at December 31, 2023, 2022, 2021, 2020 and 2019:

	(U.S. Dollars in Thousands)
	December 31,
	2023	2022	2021	2020	2019
Cash and cash equivalents	$55,222	$50,937	$88,753	$51,602	$52,352
Restricted cash	9,766	15,867	14,699	9,472	2,493
Bank deposits	34,002	24,568	-	-	-
Total current assets	176,557	155,483	174,562	116,554	103,136
Total assets	197,096	184,633	195,880	140,388	123,447
Total current liabilities	80,495	68,326	60,887	59,334	75,509
Other liabilities	22,038	29,214	40,867	25,684	1,761
Total liabilities	106,178	105,019	111,234	95,551	84,832
Redeemable non-controlling interests	93,521	89,974	90,478	75,322	74,300
Shareholders' deficit	$2,603	$10,360	$5,832	$30,485	$35,685

The following table summarizes certain statement of operations data for the Company for the years ended December 31, 2023, 2022, 2021, 2020, and 2019:

	U.S. Dollars in Thousands Year ended December 31,
	2023	2022	2021	2020	2019

Revenue	$431,542	$324,977	$324,934	$248,419	$333,307
Cost of revenue	351,558	261,181	209,771	196,569	290,461
GROSS PROFIT	79,984	63,796	115,163	51,850	42,846
Operating expenses:
Research and development	12,325	13,601	12,114	6,541	5,060
Selling, general and administrative	56,927	53,799	50,882	37,239	33,063
Goodwill impairment	-	-	139	-	-
Total operating expenses	69,252	67,400	63,135	43,780	38,123
OPERATING INCOME (LOSS)	10,732	(3,604)	52,028	8,070	4,723
Equity Income (loss) from investment in affiliates	-	(97)	(983)	(790)	91
Other income (expenses), net	1,584	113	(537)	(1,288)	(10,518)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	12,316	(3,588)	50,508	5,992	(5,704)
Income tax expenses	1,745	1,646	9,220	590	1,549
NET INCOME (LOSS)	$10,571	$(5,234)	$41,288	$5,402	$(7,253)
Net income (loss) attributable to non-controlling interests	3,490	(509)	6,481	999	789
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$7,081	$(4,725)	$34,807	$4,403	$(8,042)

BASIC NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE
Net income (loss)	$0.19	$(0.13)	$0.66	$0.12	$(0.26)

Basic weighted average number of shares	37,433,333	37,433,333	37,433,333	35,827,854	30,524,461

DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE

Net income (loss)	$0.18	$(0.13)	$0.61	$0.11	$(0.26)

Diluted weighted average number of shares	39,423,506	37,433,333	40,237,340	38,424,718	30,524,461

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

Our Contracts with Airports or Airlines may be Cancelled or not Renewed

Our revenues are primarily provided from services pursuant to contracts, which are cancellable on short notice at any time with or without cause. We cannot assure you that existing clients will decide not to terminate our contracts or that we won’t fail to renew contracts. In some jurisdictions and operations, contracts are subject to a tender detailing, inter alia, participation terms, cap pricing and award criteria. In addition, consolidation in the airline industry could also result in a loss of customers. Any such termination, failure to renew a contract with us and/or failure in tenders could have a material adverse effect on our results of operations and financial condition. If our relationships with our major customers are impaired then there may be a material adverse effect on our results of operations and financial condition. Our major customers include airports in Europe and major airlines servicing the United States of America. The aviation industry might encounter difficulties and this may have a material adverse impact on our business.

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

Results from Operations

The Company incurred net income (loss) of $10.6 million, $(5.2) million and $41.3 million in 2023, 2022 and 2021, respectively. The 2022 and 2021 profits (losses) include special grants provided by different governments as COVID-19 assistance to the company. The Company has a shareholders’ deficit of $2.6 million and $10.4 million as of December 31, 2023 and 2022, respectively. If we are unable to obtain new service contracts, increase revenues, increase profitability and reduce the Company’s shareholders deficit, our financial condition and results of operations might be affected and our share price may decline.

Loans from Third Parties

Our financing activities have consisted in the past of loans from banks and other third parties. Currently, two of the Company’s subsidiaries have a line of credit and a loan facility, while the Company is looking for additional lines of credit for its other subsidiaries. There is no assurance that third parties will provide loans to the Company and even if loans are made, there is no assurance that the terms will be favorable to the Company.

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

Cyber Security Measures

We rely on computer systems and information technology in our business and have established security programs for protection. We might be the target of attempted cyber and other security threats and despite our security measures, our systems might be vulnerable to interruption or damage from computer hackings, viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, social engineering or other malicious activities or any combination of the foregoing. The Company has in place policies and procedures to identify and manage cybersecurity risks. We must continuously monitor and develop our information technology networks and  infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. Insider or employee cyber and security threats are increasingly a concern for all companies including ours. It is not possible to determine the cost to the Company in the event of a cyber security incident because costs are a function of the size and nature of the incident. For more information see item 5 – Operating and Financial Review and Prospects in this 20F report for additional information on cyber security.

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

Operations in International Environments Risk

The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic and/or political instability, conflict, trade restrictions, wars and striker). Such risks can cause the Company to have significant difficulties in connection with the sale or provision of its services in international markets and have a material impact on the Company's consolidated financial position, results of operations and cash flows.

Our R&D facility is located in Israel and currently remain largely unaffected following the war declared in Israel and the military activity in the region. However, the duration, severity and global implications of these and other geopolitical conflicts that may arise in the future, cannot be predicted at this time and could have an effect on our business as impact of our employees who are military reservists being called to active military duty, and the impact of the war on the economic, social and political stability of Israel.

Governmental Regulation

Industries on which we operate are subject to extensive governmental regulation, the impact of which is difficult to predict. In the past, the Aviation and Transportation Security Act (the “Security Act”) has had a significant negative impact on our aviation security business in the USA. In addition, our ability to successfully market new systems will be dependent upon government regulations over which we have no control. Any existing or new regulation may cause us to incur increased expenses or impose substantial liability upon the Company. The likelihood of such new legislation is difficult to predict.

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

Licenses for Operations

A license to operate is required from the airport authority in the airports in which we currently operate. The loss of, or failure to obtain, a license to operate in one or more of such airports could result in the loss of or the inability to compete for contracts in the airports in which we have licenses or limit our growth in new airports.

Poor Economic Conditions

Poor economic conditions could adversely affect our business. Deterioration in the global economic environment may result in decreased demand for our services. Weakening economic conditions could also affect our customers, which may result in redirection of their request for our services.

Inflation

In the last years, record levels of inflation have resulted in significant volatility and disruptions in the global economy. In response to rising inflation, central banks in the markets in which we operate, including the United States Federal Reserve, have tightened their monetary policies and raised interest rates, and such measures may continue if there is a period of sustained heightened inflation. Higher interest rates and volatility in financial markets could lead to additional economic uncertainty or recession. Increased inflation rates have increased our operating costs, mostly labor costs. There is no assurance that we will be able to promptly increase our pricing to offset our increased costs, or that our operations will not be materially impacted by rising inflation and its broader effects on the markets in which we operate in the future. We have implemented certain measures in response to such inflation pressures, including negotiating with major customers reimbursement for salary increase following the inflation adjustments in the employees’ salaries. There is no assurance that we will be fully or partly successful in those negotiations. In addition, the Company has a loan facility and a line of credit for two of its subsidiaries. The increased interest rates will increase the Company's financing costs. We are continuing to monitor the effects of inflation on our business performance and financial condition. However, we cannot accurately predict whether we will be able to effectively and timely mitigate their impact on our business.

Currency Risk

A substantial portion of our revenue is generated in foreign countries. We usually retain our income in local currency at the location the funds are received. Since our financial statements are presented in United States dollars, any significant fluctuation in the currency exchange rate between such currency and the United States dollar would affect our results of operations and financial condition.

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

Main Shareholders

As of May 1st, 2024, the MacPherson Trust, its beneficiaries and Mr. M.J. Atzmon, own or control together approximately 76.6% of our issued and outstanding common stock (excluding conversion rights). Mr. Atzmon, the Chairman of the Supervisory Board, disclaims any benefit or interest in the MacPherson Trust. As a result of such ownership and conversion rights, the MacPherson Trust and its beneficiaries together with Mr. Atzmon are able to significantly influence and/or control all matters requiring shareholder approval including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

Dividends

There is no assurance the Company will pay any cash dividends on our common stock in the foreseeable future.

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

The United States of America and the Netherlands currently do not have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. In addition, the countries of residence of the Managing Directors, the Supervisory Directors and of the Company’s employees may also not have a treaty providing for the reciprocal recognition and enforcement of judgments. Consequently, a final judgment for payment rendered by an US court that is enforceable in the United States of America, whether or not predicated solely upon US securities laws, will not be recognized and enforced by the Dutch courts. In order to obtain a judgment which is enforceable in the Netherlands, the claim must be relitigated before a competent Dutch court. A Dutch court will, under current practice, generally grant the same judgment without relitigating on the merits if the judgment by the US court (i) results from proceedings compatible with the Dutch concept of due process, (ii) does not contravene public policy (openbare orde) of the Netherlands, (iii) has been based on an internationally acceptable ground and (iv) is not incompatible with a judgment rendered between the same parties by a Dutch court, or with an earlier judgment rendered between the same parties by a non-Dutch court in a dispute that concerns the same subject and is based on the same cause, provided that the earlier judgment qualifies for recognition in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a US court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of US courts in the Netherlands governed exclusively by the Dutch Civil Procedure Code (Wetboek van Burgerlijke Rechtsvordering) and relevant case law.

ICTS is a Dutch Public Limited Liability Company. The rights of the Shareholders may be Different from the Rights of Shareholders in Companies Governed by the Laws of US Jurisdictions.

The rights of Shareholders and the responsibilities of Managing Directors and Supervisory Directors may be different from the rights and obligations of shareholders in companies governed by the laws of US jurisdictions. Such differences include, among others, voting requirements for important shareholder resolutions regarding capital measures, corporate reorganizations and certain shareholder rights, such as assertion of liability claims. In the performance of its duties the Management Board and Supervisory Board are required by Dutch law to solely act in the best interests of the Company, which in principle is determined by the continued success of the company with a view to sustainable long-term value creation. It is generally accepted that, in discharging this duty, the Management Board and Supervisory Board must take into account the reasonable interests of all the company’s stakeholders, including its shareholders, employees and creditors. There will generally not be one prevailing stakeholder interest and so directors will often have discretion in balancing those interests. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of the Shareholders.

Item 4.           Information on the Company

ICTS is a public limited liability company organized under the laws of The Netherlands since 1992. Our offices are located at Walaardt Sacréstraat 425-5, 1117 BM Schiphol-Oost, The Netherlands and its telephone number is +31-20-347-1077.

History and Development of the Company:

Aviation Security

The Company provides aviation security through its subsidiary I-SEC International Security B.V. and its subsidiaries.

In 2001 and 2002, ICTS sold its European aviation security operations in two stages for an aggregate purchase price of $103 million. As a result of the sale ICTS divested itself at that time from most of its European operations.

In February 2005 the Company decided to re-enter the European aviation security market. In March 2005, the Company established a wholly owned subsidiary, I-SEC International Security B.V. and Subsidiaries (“I-SEC”), under which all the airport security activities provided by ICTS are operated. Thereafter, I-SEC established new subsidiaries throughout Europe and the Far East.

Other Aviation Related Services Businesses

The Company provides other aviation related services in the United States of America through its subsidiary Huntleigh U.S.A. (“Huntleigh”).

Authentication Technology Business

Our technology business is primarily involved in the services of authentication security to financial and other companies, mainly in the United States of America and Europe through its subsidiary (68.69%) AU10TIX.

Business Overview

General

ICTS provides the following services through its subsidiaries as follows:

I-SEC provides mainly aviation security services at airports in Europe and the Far East.

Huntleigh provides for the most part non-security other aviation related services in the United States of America.

AU10TIX develops technological systems and provides authentication solutions for financial and other companies.

Business Strategy

We are currently pursuing the following business strategy:

Aviation Security and Critical Infrastructure Operations in Europe and the Far East

Through the I-SEC subsidiaries, we supply aviation and other high-end security services to airports, airlines, governments and critical infrastructure facilities in Europe and the Far East. Currently, I-SEC provides aviation security services to two out of the five largest airports in Europe. I-SEC is focused on the critical infrastructure operations in the countries where we are present, next to our core business (airports, airlines, cargo). I-SEC is continuously looking for ways to extend its operations mostly in existing locations.

Other Aviation Related Services in the U.S.A.

Through Huntleigh we provide limited security services and non-security other aviation related services in the U.S.A. Huntleigh is continuously looking for ways to extend its operations in new and existing locations.

Developing Authentication Technologies

Through AU10TIX, we are focusing on developing authentication technologies in order to provide authentication services to financial and other markets worldwide. AU10TIX is continuously looking for ways to extend the services it provides worldwide both to new and existing customers.

Services

Services Offered in Europe and the Far East

I-SEC specializes in the provision of advanced aviation security services worldwide. These include services in 4 fields: Airports, Airlines, Cargo and General (High-risk) Security. Furthermore, I-SEC offers Consulting, Training, Auditing and Technology in all those fields.

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

I-SEC has operations in The Netherlands, Germany, Spain, Italy, Denmark, Sweden, Finland and Norway. Additionally, I-SEC currently operates at four major airports in Japan providing airline services such as passenger handling services, secondary screening and training to airlines.

Building on its management’s strong reputation and on its broad know-how and experience, I-SEC is committed to providing its clients with security services at the highest professional level, while offering unprecedented cost savings. The Company constantly upgrades its services, trains its employees and applies a state-of-the-art quality management system in order to ensure that amendments in regulatory requirements as well as changes in the threat environment and developing needs are at all times respected.

I-SEC Aviation Security Services

Airports:

Related to airports, I-SEC offers a wide range of services. They include Security Screening of passengers as well as hold baggage, vehicles and employees performed at the highest level for its clients. The Company trains its staff to perform screening at checkpoints, both efficiently and effectively, fully complying with regulatory and client requirements on the one hand and focusing on hospitality and customer service requirements on the other hand.

Upon clients’ requirements, the services may be extended to cover as well Behavior detection on crowds and queues while maintaining passenger privacy and confidentiality at all times in accordance with all relevant regulations issued by both US and EU regulators. Furthermore, I-SEC is actively engaged in delivering Perimeter guarding, CCTV surveillance and Vehicle marshalling if required.

Services related to Airports:

•	Security Screening:
o	Passenger and hand luggage
o	Hold baggage
o	Employees / Staff
o	Access control and vehicles
•	Behavior detection on crowds and queues
•	Perimeter guarding / patrolling
•	CCTV surveillance and/or alarm resolution
•	Vehicle marshalling

Airlines:

Delivering services to airlines requires a high proficiency in Security services combined with Hospitality requirements of the client, operational processing and knowledge of regulatory requirements from international authorities (e.g. TSA) and authorities at the location of the operations. I-SEC is well equipped to deliver a wide variety of such integrated services linking security with customer service. I-SEC’s performance is based on numerous years of experience and expertise and fully complies with all local, national and international regulatory requirements. They as well include many customer service functions enabling airlines to improve customer services while reducing manpower needs and operational costs.

Services related to Airports:

a.	Above Wing Services:
•	Security:
o	Security interviewing
o	Behavior detection
o	Escort of valuables and weapons
•	Handling (Check-in, Ticketing, Boarding, etc)

b.	Below Wing Services:
•	Ramp guarding
•	Door guarding
•	Interior and exterior searches
•	Catering guarding
•	Bag room guarding
•	Selectee search

Cargo Security

I-SEC provides a range of services that focuses on Screening of air cargo for global forwarding companies and Cargo Centers. Also in this area, the highest standards are applied. The Company supports not only in the provision of related services but also implements dedicated Security programs, trains the client’s staff and management team and deploys explosives detection dogs to support in the efficient screening of goods.

Services related to Cargo:

•	Cargo Screening
•	Explosives Detection Dogs
•	Access control (Guard duties and airside gate checks)
•	Vehicle marshalling

General (high-risk) Security:

The requirements especially in the EU for a higher degree of security in so-called Critical Infrastructure has led I-SEC to offer its services in these areas as well. I-SEC delivers a variety of services which are similar to those offered to airports and airlines stemming from a different legal requirement and based on a different regulatory framework. I-SEC’s professionalism and experience in the said fields puts it in an advantageous position to also offer general security services requested by clients all over the world.

Services related to General Security:

•	Security search and screening services
•	Access control
•	Perimeter guarding / patrolling (Including weapons and dogs)
•	Security host & reception services
•	CCTV surveillance and/or alarm resolution

Training / Consulting / Auditing

I-SEC’s Training Programs are the product of over 30 years of expertise and experience in the development of training materials covering every aspect of airline and airport as well as cargo security operations and their implementation worldwide. They are similarly suitable to be implemented in Critical Infrastructure facilities and for High-End guarding services.

Aviation security and security awareness training courses are offered, which are modular in nature and are adapted to meet the specific needs of each client. The courses are constantly being updated to ensure that they cover all relevant material relating to new regulations, new threats, etc. Many of the courses include simulations, role play, situational exercises, case studies and on-the-job training. Sophisticated training aids are employed to make the training experience more efficient and interesting, thus ensuring optimal results.

The identification of the risks relevant to the particular site or operation, and the grading according to their potential damage and probability enables I-SEC to develop security concepts and design a security system that will effectively deal with these risks. I-SEC security experts possess broad experience in the design and development of modular aviation security systems, customized to meet local needs and complying with international standards. For over three decades I-SEC specialists have been assisting their clients implement and assimilate proven work methods and security solutions designed on the basis of extensive know-how and experience and tailored to meet their specific needs.

Furthermore, I-SEC’s expert security consultants specialize in the performance of airport security surveys and audits. Surveys can range from individual aspects of airport security to comprehensive, all-encompassing surveys. Special attention is put on the verification of compliance with applicable regulation and the presentation of recommendations regarding any amendments that may be required. As security systems are only effective if they continue to address existing and anticipated threats and to fully comply with international, national and local regulatory requirements, periodical aviation security audits are of vital importance. I-SEC experts possess vast international experience in the performance of such audits and the recommended steps that must be taken to ensure full compliance and suitability of the aviation security system.

Aviation Security Technology

In the interest of enabling clients to maintain the required level of security while reducing operational costs, I-SEC utilizes several innovative, proprietary means.

NAPS (New Advanced Passenger Screening)

NAPS is a sophisticated IT-system that enables pre-departure analysis of customer information and is designed to help filter airline customers in a faster and more efficient manner. It was developed based on the extensive experience and knowledge accumulated by the Company’s professionals and in accordance with European and US regulations. Furthermore, the tool was updated recently to capture the new privacy regulations.

X-CHECK & I-CHECK

X-Check and I-Check support airline staff, security or filtering agents with customer processing. Using NAPS to perform automated customer filtering for different reasons, like security vetting, reducing in-admissible and optimizing customer flow by reducing touchpoints. The application turns a tablet or cell phone into an extremely fast and accurate passport and barcode scanner. Once the X-Check tablet app is connected to the X-Check infrastructure, a wide variety of functionalities including NAPS customer filtering, becomes available guiding the airline, security and or filtering agents and supervisors intuitively through the features and functionalities.

Services Offered in the United States of America

As of December 31, 2023 Huntleigh provides limited aviation security services and other aviation related services at approximately 31 airports in 22 states.

The limited security services provided by Huntleigh involve the following:

•     Private Charter Flight Screening for Airlines - which includes security check of passengers’ body and carry-on items.
•     Cargo Security Screening – for some international and domestic carriers.
•     Catering Security Screening – for some international and domestic carriers.
•     Aircraft Security Screening – for some international and domestic carriers.
•     Aircraft Search – search of the entire aircraft to detect dangerous objects.
•     Employee Screening - check of employees entering and leaving a facility.

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

Shuttle Service

Huntleigh provides shuttle services to airline crews between hotel and airport.

Skycap Services Provider

A skycap assists passengers with their luggage. Located at the curb side of the check-in at airports, a skycap checks in passengers’ luggage and meets security requirements established by the TSA to screen passengers. A skycap also assists arriving passengers with transporting luggage from the baggage carousel to ground transportation or other designated areas.

A skycap also may transport checked baggage from the curb side check-in to the airline counter. Concierge Service involves a skycap monitoring the baggage carousel to ensure that passengers do not remove luggage not belonging to them.

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

Baggage Handling Services

Huntleigh provides employees who move passengers’ baggage from the check- in counter to screening machines and/or vice versa, as well as moving oversized baggage from check-in to appropriate bag belts as well as in some cases move the baggage which was not collected by passengers to a Baggage Service Office (BSO).

Cruise line baggage transfer

Huntleigh provides baggage handlers from the airport to the seaport and vice versa for cruise line passengers as well the trucks and Drivers to move the bags.

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

AU10TIX stands at the forefront of identity management, dedicated to stamping out fraud and building a safer business environment. With decades of mature technology, our award-winning and innovative products offer modular, cutting-edge solutions to verify and link physical and digital identities so businesses and their customers can confidently connect. Our scalable and flexible technology adapts in real-time to the shifting dynamics of fraud, offering a versatile solution for any business, industry, and use case. Delivering an exceptional user experience, AU10TIX's system achieves verification results within seconds, driving higher conversion rates by meeting diverse customer onboarding and verification needs with precision. As a trusted partner for global brands, our commitment to trust, safety, and compliance is unwavering, enabling businesses to grow confidently with the assurance that every identity challenge they face is met.

Product & Technology

AU10TIX’s modular SaaS offering for identity verification and fraud prevention automates the capture,  extraction and validation from physical and digital ID documents. AU10TIX speeds up customer screening and enrollment while enhancing security and identity fraud prevention with fully automated (i.e., no data entry or back-office dependencies) multi-level fraud protection, counterfeiting and risk factor detection and higher conversion rates of borderline quality images. AU10TIX technology, in addition, is data-rich and has fast-response exception reporting and multi-lingual document content support while providing rapid processing (typically 8 seconds or less for the complete verification process).

AU10TIX technology is designed for security-sensitive and business-sensitive environments such as airports, border control, financial services, etc, which require hi-resolution document imaging, auto image optimization, auto-classification of documents up to version level, extraction of readable + encoded content including MRZ lines and barcodes. The automated technology provides real-time verification of both data and visual across , multi-factor identity authentication immediate detailed exception alerts, the ability to integrate with chip readers and barcode readers, integrate with biometric inputs and to query date against databases or watch-lists.

AU10TIX’s core IDV engine along with products like the Identity Verification Suite, KYB solution, and Digital services, automates all essential components of KYC and KYB initiation in regulated markets including ID document authentication, face matching, Proof-Of-Address processing, identity data verification and screening (eIDVS), and business and UBOs verification.

AU10TIX enables fully automated ID image recognition and optimization, pre-screening, content retrieval, forgery, counterfeiting collateral risk flag detection and exception reporting. Customers are also offered SDK packages to improve and control ID and face image capturing by customers.

This portfolio of services enables service providers to rapidly automate customer onboarding and AML/KYC/ KYB processes.

AU10TIX incorporates advanced AI algorithms and advanced neural networks that increase the accuracy of analyzing images at a broad range of image quality levels for various types of official ID documents. The system is designed to handle images that originate from any common imaging device including mobile phones, tablets, computer webcams, etc.

AU10TIX is relevant for a variety of commercial and government global markets many of which are required to comply with KYC/AML regulations. The technology can be integrated with additional Identity Data Verification and Screening (eIDV/eIDVS) as a client or 3rd party augmented service or seamlessly integrated into AU10TIX’s ID authentication and POA handling components, enabling automated submission of customer data to the required person and address verification services, as well as screening services such as PEPs & Sanctions, watchlists, etc, through a single API call.

Target Markets

Key markets for AU10TIX are financial services including banking, insurance, payments, wallets, money transfer, lending, remittance, online investments, trading and forex, cryptocurrency exchanges, rental services, sharing economy, professional services, telecommunications and social media, etc.

Investments

Manuka, Inc. (Previously Artemis Therapeutics, Inc.)

As of December 31, 2023, the Company owns less than 1% of the issued and outstanding share capital of Manuka, Inc. (“MNKA”). MNKA is a company incorporated in Israel engaged in developing and manufacturing skincare products based on Manuka honey and bee venom. The market value of the Company’s investment in MNKA as of December 31, 2023 and 2022 is $0.0 million and $0.1 million, respectively. The Company evaluated the stock price of MNKA but as MNKA share price is low, the number of shares that are being traded is low and as MNKA still does not have any material revenue or profitable operations, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero.

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”) and to provide aviation security and non-security services in South Korea. Each one of the parties held 50% (fifty percent) of the JVC’s equity. In January 1, 2023, the Company sold its part in the JVC to the South Korean Company for an amount of €25 thousand ($27 thousand as of December 31, 2022). At December 31, 2022 the Company wrote off $0.1 million of the investment to match the value of the investment in its books to the sale price.

Mesh Technologies, Inc.

In January 2019, the Company invested an amount of $0.1 million in Mesh Technologies, Inc. (“Mesh”), a company incorporated in the USA. The investment represents less than 1% of the issued and outstanding share capital of Mesh. Mesh is a technology company providing cross-border payments technology by innovating on the existing payment rails of established card networks available in the market. As Mesh is a private, closely-held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment. In December 2021, the Company sold approximately 25% of its investment for a total amount of $0.2 million and recognized similar gain from the sale.

Arrow Ecology & Engineering Overseas (1999)

In December 2019, the Company invested an amount of $1.8 million in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”), a limited company incorporated in Israel. Arrow develops and operates a sustainable green process to recycle mixed and sorted municipal solid waste. Arrow is in discussions to build plants in various locations. The Company purchased few types of shares representing 22.6% of Arrow’s equity for an amount of $22 thousand and shareholders loans were purchased for a price of $1.7 million ($4.1 million stated value less $2.4 million allowance for credit losses which have not changed since the acquisition). The Company uses the equity method for this investment. During the years ended December 31, 2023, 2022 and 2021, the Company recognized its share in Arrow losses in the amount of $0 million, $0 million and $1.0 million, respectively, from this investment.

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

Justt Fintech Ltd (previously Acrocharge Ltd)

In December 2021, the Company invested an amount of $0.1 million in Justt Fintech Ltd (“Justt”), a company incorporated in Israel. As of December 31, 2023, the investment represented less than 1% of the issued and outstanding share capital of Justt Fintech Ltd. Justt is a technology company which fully automated chargeback disputes on behalf of online merchants. As Justt is a private, closely-held company, there is not active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Nilus OS Ltd

In March 2022, the Company invested an amount of $25 thousand in Nilus OS Ltd. (“Nilus”), a company incorporated in Israel. As of December 31, 2023, the investment represented less than 1% of the issued and outstanding share capital of Nilus. Nilus is a company that automates payment and financial workflows for platforms that involve transfers of money. As Nilus is a private, closely-held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Revenue

Revenue generated from customers by geographical area based on the geographical location of the customers invoicing address is as follows:

Revenue in Germany
Our revenue in Germany during the years 2023, 2022 and 2021 totaled $114.2 million (26% of total revenue), $111.8 million (34% of total revenue) and $126.4 million (39% of total revenue), respectively.

Revenue in the U.S.
Our revenue in the United States of America during the years 2023, 2022 and 2021 totaled $99.7 million (23% of total revenue), $88.3 million (27% of total revenue) and $94.7 million (29% of total revenue), respectively.

Revenue in The Netherlands
Our revenue in The Netherlands during the years 2023, 2022 and 2021 totaled $101.5 million (24% of total revenue), $63.8 million (20% of total revenue) and $52.2 million (16% of total revenue), respectively.

Revenue in Spain
Our revenue in Spain during the years 2023, 2022 and 2021 totaled $82.2 million (19% of total revenue), $39.4 million (12% of total revenue) and $30.9 million (10% of total revenue), respectively.

Revenue in Other Locations
Our revenue in other locations during the years 2023, 2022 and 2021 totaled $33.9 million (8% of total revenue), $21.5 million (7% of total revenue) and $20.7 million (6% of total revenue), respectively.

Major Customers

Revenue from two customers represented 34% of total revenue during the year ended December 31, 2023, of which customer A accounted for 20% and customer B accounted for 14% of total revenue. Accounts receivable from these two customers represented 20% of total accounts receivable as of December 31, 2023.

Revenue from two customers represented 52% of total revenue during the year ended December 31, 2022, of which customer A accounted for 34% and customer C accounted for 18% of total revenue. Accounts receivable from these two customers represented 31% of total accounts receivable as of December 31, 2022.

Revenue from three customers represented 64% of total revenue during the year ended December 31, 2021, of which customer A accounted for 39%, customer B accounted for 14% of total revenue and customer C accounted for 11% of total revenue. Accounts receivable from these three customers represented 39% of total accounts receivable as of December 31, 2021.

Customers A and C mentioned above, have been principal customers in the last three years. Revenue and receivables from customer B in 2023 used to be presented in previous years as part of customer C. In 2023 there have been some changes in the structure of customer C and revenue is being split between few customers. For comparative purposes, total revenue of those customers in 2023 would have been 19% of total revenue. Accounts receivable from customers A and C would represent 12% of total accounts receivable as of December 31, 2023.

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

Organizational Structure

The following are the active subsidiaries of ICTS as of December 31, 2023:

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
I-SEC Finland Aviation Security O.y (Finland – 100%)
I-SEC Sweden Aviation Security A.B. (Sweden – 100%)

I-SEC German Holding B.V. (Netherlands – 100%) which holds the shares of:
I-SEC Security Services GmbH (Germany - 100%)
I-SEC German Aviation Holdings 1 B.V. (Netherlands – 100%)* which holds the shares of:
I-SEC Verwaltungs SE (Germany – 100%)**
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
AU10TIX B.V. (The Netherlands – 100%) which holds the shares of:
AU10TIX Ltd. (Israel – 100%), which holds the shares of:
AU10TIX Services Inc. (Texas, USA – 100%)

*I-SEC German Aviation Holdings 1 B.V. is a limited partner (100%) of I-SEC Deutsche Luftsicherheit SE&Co.KG (Germany)

**I-SEC Verwaltungs SE is a general partner (0%) of I-SEC Deutsche Luftsicherheit SE&Co.KG (Germany).

Property, Plant and Equipment

The Company leases certain premises under various operating leases. Maturities of operating lease liabilities as of December 31, 2023 were as follows (in millions):

Year ended December 31,
2024	$4.2
2025	1.7
2026	1.1
2027	0.8
2028	0.3
Thereafter	-
$8.1

Lease expenses for the years ended December 31, 2023, 2022 and 2021 are $6.5 million, $6.2 million and $6.0 million, respectively.

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

Critical Accounting Estimates

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are: (a) valuation allowance of deferred income taxes and (b) determination of the estimated fair value of the AU10TIX preferred shares conversion in 2021. Please refer to Note 2 of ICTS’s consolidated financial statements included in this Annual Report for the year ended December 31, 2023 for a summary of ICTS’s significant accounting policies.

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

Redeemable Non-Controlling Interests

When the Company or its subsidiaries issues preferred shares, it considers the provisions of Accounting Standards Codification (“ASC”) 480 –”Distinguishing Liabilities from Equity” (Topic 480) in order to determine whether the preferred share should be classified as a liability. If the instrument is not within the scope of Topic 480, the Company or its subsidiaries further analyses the instruments characteristics in order to determine whether it should be classified within temporary equity (mezzanine) or within permanent equity in accordance with the provisions of Topic 480-10-S99. AU10TIX redeemable convertible preferred shares are not mandatorily or currently redeemable. However, it includes a liquidation or deemed liquidation events that would constitute a redemption event that is outside of the Company’s control. As such, all shares of redeemable preferred shares have been presented outside of permanent equity. The Company has not adjusted the carrying values of the redeemable preferred shares to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

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

Discussion and Analysis of the Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2023, 2022 and 2021. However our discussion of the results of operations excludes the comparison of the results for the years ended December 31, 2022 and 2021. Refer to item 5, Operating and Financial Review and Prospects-Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2022 which was filed with the SEC on May 10, 2023.

	U.S. Dollars in Thousands
	Year ended December 31,
	2023	2022	2021

Revenue	$431,542	$324,977	$324,934
Cost of revenue	351,558	261,181	209,771
Gross profit	79,984	63,796	115,163
Operating expenses:
Research and development	12,325	13,601	12,114
Selling, general and administrative	56,927	53,799	50,882
Goodwill impairment	-	-	139
Total operating expenses	69,252	67,400	63,135
OPERATING INCOME (LOSS)	10,732	(3,604)	52,028
Equity loss from investment in affiliates	-	97	983
Other income (expenses), net	1,584	113	(537)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	12,316	(3,588)	50,508
Income tax expenses	1,745	1,646	9,220
NET INCOME (LOSS)	10,571	(5,234)	41,288
Less: Net income (loss) attributable to non-controlling interests	3,490	(509)	6,481
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V	$7,081	$(4,725)	$34,807

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
Revenue	100.0%	100.0%	100.0%
Cost of revenue	81.5%	80.4%	64.6%
Gross profit	18.5%	19.6%	35.4%
Research and development	2.9%	4.2%	3.7%
Selling, general and administrative	13.1%	16.5%	15.7%
Goodwill impairment	-	-%	-%
Total operating expenses	16.0%	20.7%	19.4%
OPERATING INCOME (LOSS)	2.5%	(1.1)%	16.0%
Equity loss from investment in affiliates	-	(-)%	(0.3)%
Other income (expenses), net	0.4%	-%	(0.2)%
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	2.9%	(1.1)%	15.5%
Income tax expenses	0.5%	0.5%	2.8%
NET INCOME (LOSS)	2.4%	(1.6)%	12.7%
Less: Net income (loss) attributable to non-controlling interests	0.8%	(0.1)%	2.0%
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V	1.6%	(1.5)%	10.7%

The following table sets forth, for the annual periods indicated, the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2023	2022	2021
Germany	$114,176	$111,826	$126,367
United States of America	99,765	88,333	94,743
The Netherlands	101,512	63,842	52,165
Spain	82,217	39,448	30,946
Other	33,872	21,528	20,713
Total Revenue	$431,542	$324,977	$324,934

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

During the years ended December 31, 2021 and 2020 the COVID-19 outbreak developed rapidly. As a result, there was a decrease of travel by flights, reducing the demand for services the Company provide as part of its airport security and other aviation services. Our cumulative revenues during those years were lower than our revenues in previous years. During 2022 we have seen improvement and partial recovery in the aviation industry. However, in some locations, the industry suffered from a shortage in manpower making it difficult to handle the growing demand. The Company has overcome the manpower shortage in most of the locations in which it operates by the end of 2022 so that the revenue of the year ended December 2023 represents a full year of operations on a regular base.

During 2022 and 2021, governments in some of the countries in which we operate implemented the government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity. In the United States of America, the government has approved a payroll support of $0.0 million and $15.9 million, for the years ended December 31, 2022 and 2021 to the American subsidiary of the Company. The American subsidiary recognized amounts of $0.0 million, $0.0 million and $16.9 million as reduction of labor expenses for the years ended December 31, 2023, 2022 and 2021, respectively.

For the years ended December 31, 2022 and 2021, the Dutch government has provided financial assistance of €3.7 million and €18.1 million ($3.9 million and $22.6 million as of December 31, 2022 and 2021), respectively. The Dutch government terminated the support program in March, 2022.

In the Netherlands wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed and have to be paid in 60 monthly installments, starting October 2022. The debt incurs annual interest starting July 2022 of 1% and increases every six months to a maximum of 4% starting on January 1, 2024 onwards. As of December 31, 2023 and 2022, the Company accumulated debt of €24.9 million and €31.8 million ($27.3 million and $33.8 million as of December 31, 2023 and 2022), respectively to the Dutch tax authorities.

In Germany, the employees are eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount. The Company applied for this support regarding COVID-19 starting from April 2020 to June 2021.

As the majority of the Company’s operations are in Euros, the yearly results are being affected by the movements in exchange rates between the Euros and the US Dollars. The yearly average exchange rate for the year 2023 was 1.09 USD to 1.00 Euro compared to 1.05 USD to 1.00 Euro in 2022, representing a increase of approximately 3.5%.

During 2022 the Crypto market has been volatile and was negatively affected, for the most part by the monetary tightening by central banks around the world to combat inflation. The Company’s authentication technology segment provides services to some customers in this market, adversely impacting the Company’s revenues. The crypto market in 2023 was less volatile and more stable than 2022.

Revenue

Total revenue in 2023 was $431.5 million compared to $325.0 million in 2022.

Revenue generated in Germany was $114.2 million in 2023 compared to $111.8 million in 2022. As revenue in Germany is in Euro, it is being affected also by exchange rate fluctuations as its being translated to USD. Revenue of 2022 according to the 2023 exchange rate would have been $115.4 million.

Revenue generated in the Netherlands was $101.5 million in 2023 compared to $63.8 million in 2022. The increase in revenue generated in the Netherlands was a result of more services provided to our main customer in the Netherlands (Schiphol Airport) and increases in the hourly rate paid to employees and reimbursed to the Company by Schiphol Airport. As revenue in the Netherlands is in Euro, it is being affected also by exchange rate fluctuations as it is being translated to USD. Revenue of 2022 according to the 2023 exchange rate would have been $65.9 million.

Revenue generated in the United States of America was $99.7 million in 2023, compared to $88.3 million in 2022. The increase in revenue generated in the United States of America was primarily a result of increase of services provided by our other aviation related services segment to its customers. Services provided by our other aviation related services segment to its customers in the United States of America increased from $54.0 million in 2022 to $66.5 million following a recovery in the airline industry in 2023 and increases in minimum wage rates.

Revenue generated in Spain was $82.2 million in 2023 compared to $39.4 million in 2022. The increase in revenue generated in Spain represents new contracts in Spain and an increase of services to existing customers. As revenue in Spain is in Euro, it is being affected also by exchange rate fluctuations as it is being translated to USD. Revenue in 2022 according to the 2023 exchange rate would have been $40.7 million.

Revenue outside Germany, the Netherlands, Spain and the United States of America totaled $33.9 million in 2023 compared to $21.5 million in 2022.

Cost of Revenue

Cost of revenue in 2023 was $351.6 million or 81.5% of revenue, compared to $261.2 million or 80.4% of revenue in 2022. The majority of cost of revenue relates to payroll and related costs. Following the recovery of the airport security and other aviation related services segments in 2023, the cost of revenue increased. Following the COVID-19 crisis the Netherlands provided in 2022 financial assistance to the Company and its subsidiaries at the airport security segment, of €3.7 million ($3.9 million as of December 31, 2022), reducing the Company’s labor costs.

Research and Development Expenses (“R&D”)

Research and development costs in 2023 were $12.3 million or 2.9% of revenue, compared to $13.6 million or 4.2% of revenue in 2022. The authentication technology segment has been restructuring its operations in 2023 resulting in a decrease of the R&D costs, mostly because of less payroll costs.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses in 2023 were $56.9 million or 13.1% of revenue in 2023, compared to $53.8 million or 16.5% of revenue in 2022. The Company’s payroll, related expenses and commissions increased by $5.4 million compared to 2022, mainly because the increase in revenue which required more employees in order to manage the operations as well as increase in payroll costs and commissions relating to the authentication technology segment. The Company’s legal expenses decreased by $2.5 million. The legal costs in 2022 related mostly to legal costs of the authentication technology segment regarding potential changes in the shareholding structure.

Other Income (Expenses), net

Other income (expenses), net, were $1.6 million or 0.4% of revenues in 2023, compared to $0.1 million or 0% of revenues in 2022. The company recognized in 2023 interest expense of $1.2 million to the Dutch tax authorities in relation to the debt following the COVID-19 assistance. In the other hand, interest income increased by $2.1 million in 2023 as a result of increase in the market interest rates which allowed the company to deposit its cash in bank deposits in exchange for higher interest compared to 2022. In 2023 the Company recorded a one-time profit of $0.7 million following the sale of part of its investment in SardiAI. In addition, in 2023 the Company recorded exchange rate income of $0.3 million compared to exchange rate income of $0.7 million in 2022.

Income Tax Expenses

Income tax expenses were $1.7 million or 0.5% of revenue in 2023 compared to $1.6 million or 0.5% of revenue in 2022. Income tax expenses relating to the authentication technology segment were $0.9 million in 2023 compared to $0.2 million in 2022. Income tax expenses relating to the airport security were $0.8 million in 2023 compared to $1.3 million in 2022. Income tax expenses relating to the other aviation related services were $0.0 million in 2023 compared to $0.1 million in 2022. Although some of the subsidiaries of the Company were profitable in 2022, previous net operating losses were utilized to reduce the yearly income tax expenses.

Reportable Segment

The following table sets forth, for the annual periods indicated, certain financial data related to the Company’s reportable segments. However our discussion of the reportable segments excludes the comparison for the year ended December 31, 2021. Refer to item 5, Operating and Financial Review and Prospects – Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC on May 10, 2023.

	U.S. Dollars in Thousands
	Corporate	Airport Security	Other Aviation related Services	Authentication Technology	Total
Year ended December 31, 2023:
Revenue	$-	$309,335	66,463	$55,744	$431,542
Depreciation and amortization	5	904	307	1,463	2,679
Net income (loss)	(3,311)	2,577	14	11,291	10,571
Goodwill	-	668	-	-	668
Total assets	17,740	81,733	19,325	78,298	197,096

Year ended December 31, 2022:
Revenue	$-	$224,037	53,954	$46,986	$324,977
Depreciation and amortization	71	779	286	1,318	2,454
Net income (loss)	(2,921)	1,128	(2,229)	(1,212)	(5,234)
Goodwill	-	646	-	-	646
Total assets	8,698	82,016	25,072	68,847	184,633

Year ended December 31, 2021:
Revenue	$-	$217,463	$36,224	$71,247	$324,934
Depreciation and amortization	75	939	167	880	2,061
Net income (loss)	(2,020)	7,202	14,710	21,396	41,288
Goodwill	-	690	-	-	690
Total assets	10,349	84,923	27,502	73,106	195,880

Corporate Segment

The Company’s loss in the corporate segment increased from $2.9 million in 2022 to $3.3 million in 2023. During 2023 the corporate segment payroll and related costs increased by $0.2 million and audit expenses increased by $0.2 million compared to 2022.

Airport Security Segment

Increase in revenue from the airport security segment from $224.0 million in 2022 to $309.3 million in 2023 relates to the recovery of the aviation industry from the COVID-19 crisis and overcome the shortage in manpower that affected the 2022 operations. As the majority of this segments operations are in Euros, the yearly results are being affected by the movements in exchange rates between the Euros and the US Dollars. The yearly average exchange rate for the year 2023 was 1.09 USD to 1.00 Euro compared to 1.05 USD to 1.00 Euro in 2022, representing an increase of approximately 3.5%.

The Company’s net income from the airport security was $2.6 million in 2023 compared to $1.1 million in 2022. The main reason for the difference between 2023 and 2022 is the recovery of the aviation industry in 2023 which increased the demand for our services which was reflected in increase of revenue and profitability.

Other Aviation Related Services Segment

Increase in revenue from aviation related services segment from $54.0 million in 2022 to $66.5 million in 2023 relates to the recovery of the aviation industry from the COVID-19 crisis and overcome the shortage in manpower that affected the 2022 operations. In addition, in few states in the United States of America there have been some increases in minimum wages, which increase both our revenues and our labor costs, even though not always by the same amounts.

The Company’s net income (loss) from the other aviation related services was $0.0 million in 2023 compared to $(2.2) million in 2022. The main reasons for the difference between 2023 and 2022 are the recovery of the aviation industry in 2023 which increased the demand for our services, reflected in increase of revenue and profitability, as well as some changes implemented in 2023 in the operations in order to improve efficiency.

Authentication Technology Segment

Revenue in 2023 from the authentication technology segment was $55.7 million compared to $47.0 million in 2022. The Company has been increasing its customers as well as increasing the services it provides to existing customers. The net profit (loss) from this segment amounted $11.3 million in 2023 compared to $(1.2) million in 2022. Increase in profitability in 2023 was a result of increase in revenue as well as changes in the segment structure and cutting of expenses.

Liquidity and Capital Resources

The Company’s most significant expenditures consist of payroll, related costs and professional fees. The Company has historically financed such expenditures through cash flows from operations, funding received from lines of credit, loans with lenders in Europe, the United States of America and borrowings from a convertible note arrangement with a related party.

As of December 31, 2023 and 2022, the Company had cash, cash equivalents, restricted cash and bank deposits of $101 million and $96.0 million, respectively. As of December 31, 2023 and 2022, restricted cash were $11.8 million and $20.5 million which consist of collateral for our letters of credit, derivative instruments and restricted bank accounts in the Netherlands, which are restricted for payments to local tax authorities. As of December 31, 2023 and 2022, bank deposits were $34.0 million and $24.6 million, respectively.

As of December 31, 2023 and 2022, the Company had a working capital of $96.1 million and $87.2 million, respectively and shareholders’ deficit of $2.6 million and $10.4 million, respectively. During the years ended December 31, 2023, 2022 and 2021, the Company incurred net income (loss) of $10.6 million, $(5.2) million and $41.3 million, respectively, and net cash flows provided by (used in) operating activities of $4.4 million, $(2.1) million and $53.4 million, respectively.

The Company had a line of credit in the Netherlands up to €12.0 million ($12.7 million as of December 31, 2022), which expired in May 2021 (except the line of credit for guarantees of €2.5 million which was in place until March 2022) and additional line of credit in the United States of America up to $10 million which expired in October 2021. In September 2023 the Company signed a three-year credit facility for its American subsidiary with a maximum borrowing limit of $7.5 million. In addition, the Company has a line of credit in Sweden up to 4,000 SEK ($0.4 million as of December 31, 2023), as well as a loan facility in Spain for short term loans which was used during 2023 by taking loans for periods ranging between three to six months in a total amount of $2.9 million and which were fully repaid during the year.

The Company has an agreement with an entity related to its main shareholder, to provide it with up to $2.0 million in revolving loans through January 2026 with interest rate of 2.5% per annum. The lender can convert up to 3 million shares into the Company’s shares at a price of $0.75 per share.

The Company’s business plan projects profit from operations in 2024. The Company is dependent mostly in Europe and the United States of America for its businesses on the airline industry. ICTS is an employee intensive company.

The decisions taken in previous years by various governments following the COVID 19 situation have affected economic activity and the Company’s business as following:

•
During 2022 and 2021, governments in some of the countries in which we operate implemented the government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity. In the United States of America, the government has approved a payroll support of $0 and $15.9 million, for the years ended December 31, 2022 and 2021 to the American subsidiary of the Company. The American subsidiary recognized amounts of $0.0 million, $0.0 million and $16.9 million as reduction of labor expenses for the years ended December 31, 2023, 2022 and 2021, respectively.

•
For the years ended December 31, 2022 and 2021, the Dutch government has provided financial assistance of €3.7 million and €18.1 million ($3.9 million and $22.6 million as of December 31, 2022 and 2021), respectively. The Dutch government terminated the support program in March, 2022.

•
In the Netherlands wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed and have to be paid in 60 monthly installments, starting October 2022. The debt incurs annual interest starting July 2022 of 1% and increases every six months to a maximum of 4% starting on January 1, 2024 onwards. As of December 31, 2023 and 2022, the Company accumulated debt of €24.9 million and €31.8 million ($27.3 million and $33.8 million as of December 31, 2023 and 2022), respectively to the Dutch tax authorities.

•
In Germany, the employees are eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount. The Company applied for this support regarding COVID-19 starting from April 2020 to June 2021.

The below analysis of cash flows excludes discussions relate to year ended December 31, 2021. Refer to items 5, operating and Financial review and Prospects-Liquidity and Capital Resources in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC on May 10, 2023.

Cash Flows from Operating Activities

Our cash flows from operating activities vary significantly from year to year, depending on our operating results, timing of cash receipts and disbursements on accounts receivable, accounts payable, accrued expenses and other current liabilities.

Net cash provided by (used in) operating activities for the year ended December 31, 2023 was $4.4 million. This provided cash resulted primarily from net profit for the year of $10.6 million, decrease of prepaid expenses and other current assets of $2.9 million mostly as the last governmental assistance payment of $4.3 million was paid to the Company during 2023. In addition, cash provided by operating activities was affected by decrease of deposits that were held by customers by $2.1 million following by termination of agreements, accrued expenses increase of $8.3 million and increase of VAT payable of $2.8 million following the increase in revenue. This was offset by increase of accounts receivable of $15.7 million following the increase of revenue, decrease of accounts payable by $2.3 million and decrease of other liabilities of $8.0 million following payments done during 2023 by the Company in order to repay its long-term debt to the Dutch tax authorities which was provided as part of the governmental assistance to the Company during COVID-19. A non-cash charge of $2.7 million for depreciation and amortization was recognized in 2023.

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

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was $0.6 million and consisted primarily of capital expenditures of $1.6 million offset mostly by $0.8 million proceeds received from sale of investments.

Net cash used in investing activities for the year ended December 31, 2022 was $2.7 million and consisted primarily of capital expenditures of $1.7 million and capitalization of software costs of $1.4 million.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was $0.2 million which consisted of payments under the lines of credit and the convertible notes payable to a related party totaling $0.2 million.

Net cash used in financing activities for the year ended December 31, 2022 was $0.2 million which consisted of repayments under the lines of credit, net of $0.1 million and repayment of convertible notes payable to a related party of $0.1 million.

Borrowings

United States of America

The Company’s U.S subsidiary secured a three-year credit facility with its primary bank in September 2023. The origination fee paid on the credit facility was $0.1 million. The credit facility has a maximum borrowing base limit of $7.5 million. The borrowing base limitation is equivalent to: (i) 85% of eligible non-investment grade receivables and 90% of eligible investment grade receivables, plus (ii) 80% of direct labor payroll for the previous two pay periods plus 20%. The company is required to maintain a fixed charge ratio of 1.00. Borrowings on the credit facility are subject to interest at SOFR plus 2.65% and a minimum annual interest charge of $0.1 million. As of December 31, 2023, there was an unused amount available on the credit facility of $7.5 million. As of December 31, 2023, the Company has not yet borrowed funds under the credit facility.

Europe

The Company has a credit arrangement in Sweden to provide it with up to 4 million SEK ($0.4 million as of December 31, 2023) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of December 31, 2023 and 2022, the Company had 2.1 million SEK and 1.2 million SEK ($0.2 million and $0.1 million as of December 31, 2023 and 2022) respectively in outstanding borrowings under the line of credit facility.

On November 2023, the Company entered into a loan agreement with a commercial bank in Spain to provide it with up to €1.0 million ($1.1 million as of December 31, 2023). Interest rate will be determined by the bank at the time the loan will be taken. The loan agreement expires in November 2024. As of December 31, 2023 the Company had no outstanding balance under the loan agreement.

During the year ended December 31, 2023 the Company has been taking from time to time revolving short term loans from the same commercial bank, of variable amounts. The loans ranged between €0.3 million to €1.4 million ($0.3 million and $1.6 million as of December 31, 2023) with interest rates between 5.25% to 5.90% and for periods between three to six months. On December 2023, an agreement with the commercial bank was extended, to provide loans up to €1.5 million ($1.6 million as of December 31, 2023). These loans can be used only for paying different taxes to the Spanish tax authorities. The interest rate is being determined at the time the loans are being taken. The loan agreement can be terminated by both sides at any time. As of December 31, 2023 there are no outstanding balances regarding those loans.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2023, 2022 and 2021, was 4.7%, 2.8% and 4.8% respectively.

Related Parties Financing

Convertible Notes Payable to a Related Party

The Company had an agreement with an entity related to its main shareholder, to provide it with up to $2.0 million in revolving loans through January 2024. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate of 2.5%. In connection with the arrangement, the holder was granted in May 2019 an option to convert up to $2.0 million of the loan into maximum of 5,000,000 shares at a price of $0.4 per share. In October 2020, the entity converted $0.8 million into 2,000,000 shares. In November 2023 the Company and the related party agreed to extend the length of the note until January 2026 and to adjust the terms of the option to convert the loan into maximum 5,000,000 shares at a price of $0.75 per share. As a result, an adjustment was made to the per share price of the 2,000,000 million shares issued in October 2020 conversion, resulting in an amount of $0.7 million of the loan derecognized with a corresponding increase to the additional paid in capital.

The Company’s weighted average interest during the years ended December 31, 2023, 2022 and 2021 is 2.5%, 2.5% and 7.10%, respectively.

Total interest expense related to the note is $21 thousands $28 thousands and $83 thousands for the years ended December 2023, 2022 and 2021, respectively.

As of December 31, 2023, and 2022, convertible notes payable to this related party consist of $0.0 million and $1.1 million, respectively.

Sale of AU10TIX Technologies B.V. Preferred Shares

On July 3, 2019, AU10TIX entered into a Series A Preferred Subscription Agreement (the “Agreement”) with TPG Lux 2018 SC I, S.a.r.l (“TPG”), according to which AU10TIX issued 3,000,000 Series A Preferred Shares (“Series A Shares”) to TPG for a subscription price of US$60.0 million in cash representing approximately 24% of the outstanding share capital of AU10TIX and 23.077% of the fully-diluted share capital of AU10TIX. Transaction costs totaled $4.5 million and were deducted from the redeemable non-controlling interests balance.

On November 7, 2019, AU10TIX entered into a Series A and Series A-1 Preferred Subscription Agreement with Oak HC/FT Partners II, L.P. (“Oak”), according to which AU10TIX issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares (“Series A-1 Shares” and together with Series A Shares – “the Preferred Shares”) to Oak for a subscription price of US$20.0 million in cash representing approximately 7.401% of the outstanding share capital of AU10TIX and 7.143% of the fully-diluted share capital of AU10TIX. For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis: $19.5 million and $0.5 million, respectively. Transaction costs totaled $1.5 million and were deducted from the respective investment amounts.

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

The Preferred Shares Rights

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

Conversion Rights: The New Series A Preferred Shares are subject to conversion into Class A Ordinary Shares on a 1:1 basis (subject to adjustments for certain events affecting the capital of The Company): (a) upon the written request by any Series A Holder; and (b) immediately prior to a qualifying IPO of the Company (being an IPO where each Class A Ordinary Share is valued at not less than 150% of the Starting Price at the completion of the IPO, subject to adjustments for certain events affecting the capital of The Company) (a “Qualifying IPO”). The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time upon the written request of a holder of Class B Ordinary Shares on a 1:1 basis, subject to adjustments for certain events affecting the capital of The Company.

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

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $12.3 million, $13.6 million and $12.1 million during the years ended December 31, 2023, 2022 and 2021, respectively.

Trend Information

Labor market conditions may require the Company to increase its prices when possible according to the contracts with customers. Cost of labor is the main variable in determining any cost increases.

The Company might be affected by a worldwide economic slowdown which might affect the aviation industry. As the Company is a service provider to this industry, such trends can affect the results of the Company. During 2021 and 2020 the company has been materially affected by the COVID-19 crisis.

Off-Balance Sheet Arrangements

The Company is a party to an agency agreement, so that in the event that the operations on one of the countries that we operate are sold in the future, the third-party agent is entitled to a payment of €3.0 million ($3.3 million as of December 31, 2023).

In 2022 the Company has signed an employment agreement with a CEO of a subsidiary on which starting in 2023 the CEO is entitled to 10% EBIDA (excluding the applicable taxes) of that subsidiary.

The Company has no unconsolidated special purpose entities.

Future Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2023:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1Year	1-3 years	4-5 years	more than 5 years
Operating lease obligations	$7,475	$4,187	$3,194	$94	$-
Repurchase of shares	1,518	1,518	-	-	-
Governmental payments in the Netherlands (VAT, social security, wage tax and interest)	29,440	8,258	21,182	-	-
	$38,433	$13,963	$24,376	$94	$-

The following table summarizes the Company’s other future commercial obligations as of December 31, 2023:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1 Year	1-3 years	4-5 years	more than 5 years
Guarantees and Letters of credit	$9,083	$4,434	$4,649	$-	$-

Item 6.           Directors, Senior Management and Employees

The following table lists the directors and executive officers of ICTS:

	Age	Position
Menachem Atzmon	79	Chairman of the Supervisory Board
Ron Atzmon	50	Member of the Supervisory Board and Active Chairman of AU10TIX
Gil Atzmon	48	Member of the Supervisory Board
Philip M. Getter	87	Member of the Supervisory Board, Chairman of the Audit Committee
David W. Sass	88	Member of the Supervisory Board
Gail F. Lieberman	80	Member of the Supervisory Board, Member of the Audit Committee and Chairman of the Compensation Committee
Gordon Hausmann	78	Member of the Supervisory Board, Member of the Audit Committee and member of the Compensation Committee
Ilan Nir	42	Member of the Supervisory Board
Alon Raich	48	Managing Director and Chief Financial Officer

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

Philip M. Getter has been managing member of GEMPH Development LLC since 1985. Mr. Getter has more than 30 years of corporate finance experience. From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and from 1969 to 1975 Senior Partner of Devon Securities, an international investment-banking boutique. From 1975 to 1984 he was Chairman/CEO of Generics Corporation of America, then one of the largest generic drug companies in the United States of America. As President and CEO of Wolins Pharmacal (1977 to 1984) he led the reorganization and restructuring of this distributor of medical supplies. Mr. Getter was Chairman of Inksure Technologies, Inc.a manufacturer of RFID and security inks. He was a founder of KIDSRx an all-natural pharmaceutical company and Chairman of TCI College of Technology. Mr. Getter has been a member of The Broadway League [League of American Theatres and Producers], Vice Chairman of The Kurt Weill Foundation for Music and Trustee of the American Theatre Wing. He has been involved in most aspects of the entertainment industry and has produced for Broadway, television and film. His productions have earned Pulitzer Prize, Tony and Grammy Awards.

David W. Sass for the past 64 years has been a practicing attorney in New York City and is currently a Special Council in the law firm of McLaughlin & Stern, LLP. Mr. Sass is also licensed in the State of Texas. Mr. Sass has been a director of ICTS since 2002 and is also a director of several privately held corporations. Mr. Sass is an Honorary Trustee of Ithaca College.

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

Ilan Nir is the COO of Veloretti B.V., a Dutch based D2C bicycle company that is part of one of the leading family-owned multinationals companies in the Netherlands (Pon Holdings). Mr. Nir has been with Pon Holdings since 2012 in which he led strategic projects and was deeply involved in the M&A practice. Mr. Nir has had leadership roles at different operating companies of Pon Holdings across the Netherlands, USA and Germany. From 2011 to 2012 Mr. Nir worked at PWC in the M&A tax practice. From 2009 to 2010 Mr. Nir worked as a tax lawyer at Loyens & Loeff N.V. in the international tax practice. Mr. Nir holds a Master of Tax Laws (LL.M.), specializing in International & European Tax Law.

Alon Raich is a CPA (Isr). From 2001 to 2002, Mr. Raich worked at the accounting firms Kesselman & Kesselman and PriceWaterhouseCoopers (PWC). Mr. Raich joined ICTS in September 2005 as Financial Controller and became Chief Financial Officer (CFO) of ICTS in 2008. Since February 2020, Mr. Raich is a Managing Director and CFO of the Company. Mr. Raich holds a BA degree in economics and accounting and a MA degree in law from Bar Ilan University, Israel.

Summary Compensation Table

The following table sets forth compensation earned by the Company’s highest paid executive during the years 2021 through 2023 (U.S. Dollars in thousands):

Principal Position	Year	Salary and Bonus	Sales Commission	All Other Compensations	Non-equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	Number of Option Award (1)	Number of Stock Awards	Total
		$	$	$	$	$			$

CEO of a
Subsidiary	2023	1,513	-	106	-	-	420,000	-	1,619
Active Chairman of a subsidiary	2022	519	1,101	163	--		-		1,783
	2021	204	1,397	109	-	-	-	-	1,710

(1) Options granted relate to options of a subsidiary.

Each member of the Supervisory Board who is not an employee of the Company received during 2023 an annual fee of $30 thousand and a fee for each Supervisory Board or committee meeting attended of $2 thousands. The Chairman of the Audit Committee receives an additional $20 thousand per year. The Chairman of the Board receives an annual fix fee of $50 thousand. Managing Directors are being employed by the Company and the total expenses regarding their employment for the year ended December 31, 2023 was $0.9 million.

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors, executive officers, subsidiaries CEOs and Chairmen as a group for the year ended December 31, 2023:

	Salaries, Board fees, commissions and bonuses	Pension, retirement and other similar benefits
	(in thousands)
Supervisory Directors as a group (8 persons)	$308	$-
Officers as a group (6 persons)	$3,385	$431

Background and Compensation Philosophy

Our Compensation Committee consists of Gail Lieberman, Chairman, Gordon Hausmann and Ilan Nir, all of them independent directors.

The Compensation Committee is to assist and undertake preparatory work for the Supervisory Board in its decision-making in relation the compensation to be paid to members of the Management Board and (other) executive officers based on our financial and operating performance and prospects, the level of compensation paid to similarly situated executives in comparably sized companies, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the Supervisory Board, or the Compensation Committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our Supervisory Board and Compensation Committee have not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers.

 The Compensation Committee makes an independent evaluation of appropriate compensation of key employees, with input from management.

ICTS’ compensation program for our executive officers and all other employees is designed such that it will not incentivize unnecessary risk-taking. The base salary component of our compensation program is usually a fixed amount and does not depend on performance. Our cash incentive program takes into account multiple metrics, thus diversifying the risk associated with any single performance metric, and we believe it does not incentivize our executive officers to focus exclusively on short-term outcomes. Our equity awards are limited by the terms of our equity plans to a fixed maximum specified in the plan, and are subject to vesting to align the long-term interests of our executive officers with those of our stockholders.

Elements of Compensation

We provide our executive officers with a base salary and certain bonuses and commissions as well as equity awards in some cases to compensate them for services rendered during the year. The Compensation Committee determines and recommends the composition and amount of directors and key employees compensation. When the annual award consists of equity purchases, it is only permitted at a price equal or above market.

Board Practices

ICTS has a two tier board system, including a Supervisory Board and a Management Board. The Supervisory Board has the primary responsibility of supervising the policies of the Management Board and the general course of corporate affairs of ICTS and the business connected with it as well as to provide the Management Board with advice.

The Management Board is responsible for the day-to-day operations of ICTS. Members of the Supervisory Board and the Management Board are appointed by the general meeting for a term of one year.

Non-executive officers are appointed by and serve at the satisfaction of the Management Board.

The members of the Supervisory Board as of December 31, 2023 and the initial year they joined the Supervisory Board are as follows: Menachem Atzmon (1999), Ron Atzmon (2018), Gil Atzmon (2018), David W. Sass (2002), Philip M. Getter (2003), Gordon Hausmann (2005), Gail F. Lieberman (2010) and Ilan Nir (2023).

The Audit Committee consists of Philip M. Getter, Chairman, Gail F. Lieberman and Gordon Hausmann, all of whom are independent. Mr. Getter and Ms. Lieberman have financial expertise. The Audit Committee provides assistance and undertakes preparatory work for the Supervisory Board in its decision-making regarding the supervision of ICTS’ accounting and financial reporting processes and audits of the financial statements, in doing so the Audit Committee evaluates ICTS's accounting policies and practices and financial reporting and internal control structures, selection of independent auditors to audit ICTS’ financial statements and confers with the auditors and the officers. The Audit Committee has an Operating Charter as well, most recently adopted on 6 February 2024.

ICTS does not have a Nominating Committee.

The members of the Audit Committee and Compensation Committee are all independent and were never officers or employees of the Company.

The Supervisory Board of the Company has adopted a Code of Ethics for principal executive officers, directors and senior financial officers.

The Articles of Association of ICTS require at least one member of both the Management Board and the Supervisory Board, but do not specify a maximum number of members for such boards. The general meeting determines the exact number of members of both the Management Board and the Supervisory Board. Under the laws of the Netherlands and the Articles of Association, each member of the Supervisory Board and Management Board holds office until such member's resignation, death or dismissal, with or without cause, by the general meeting.

Employees

As of December 31, 2023, the Company has 8,263 employees, of which 6,196 employees are located in Europe, Far East and Israel and 2,067 are located in the United States of America.

Share Ownership

See tables under Item 7: “Major Shareholders” and “Related Party Transactions” below.

Options to Purchase Securities

AU10TIX’s Limited, AU10TIX’s subsidiary, had a Stock Option Plan which reserved 500,000 shares of its common stock for its future issuance. Under the stock option plan, stock options may be granted to employees, officers, directors, consultants and service providers of the subsidiary at an exercise price as determined by the subsidiary’s board of directors with expiration terms of not more than ten years after the date such option is granted. Options granted under the plan generally vest over a period of four years.

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

During the year ended December 31, 2023, 584,500 options were granted by AU10TIX. As of December 31, 2023, there are 858,625 options granted and outstanding of which 389,500 options are fully vested and exercisable. The weighted average exercise price is $0.67 and the weighted average remaining contractual term as of December 31, 2022 is 6 years.

In 2024 the Company is working to issue shares to employees that asked to exercise their options. As of May 1, 2024, the Company received requests to exercise 266,750 options into shares.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Shares as of December 31, 2023 with respect to:

Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Shares.

All directors and officers as a group.

Name Shareholders Holding Five Percent or More	Percent of Amount Beneficially Owned (a)	Shares Outstanding (a)
MacPherson Trust and its beneficiaries (b)	23,818,861	63.6%
Menachem J. Atzmon	4,850,000	13.0%
Igal Tabori	2,002,483	5.3%
All officers and directors as a group, the MacPherson Trust and its Beneficiaries (10 persons)	31,680,721	84.6%

(a)   The amounts include Shares owned by each of the above, directly or indirectly.

(b)  1. The MacPherson Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds together with the Trust and its beneficiaries approximately 63.6% of the issued and outstanding Shares. Mr. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation Limited and the MacPherson Trust and its beneficiaries together with Mr. Atzmon are able to appoint all the directors of ICTS and control the affairs of ICTS.

2. As of December 31, 2023 the Company has no convertible notes payable to a related party. However, there is a promissory note facility agreement with a related party in place under which agreement that related party, to the extent convertible notes are payable to it, has the right to convert up to 3,000,000 Shares into the Company’s shares at a rate of $0.75 per share. The calculation above does not take into consideration the conversion of convertible notes.

3. As previously reported, the Company intends to repurchase in 2024 the 3,000,000 shares issued to its directors and certain employees in 2019 at price of EUR 0.45. During the Company’s 2023 annual general meeting held on 20 December 2023, the General Meeting has authorized the Management Board to repurchase shares for this purpose once the Company’s balance sheet test allows it according to Dutch law.

Related Party Transactions

An entity related to one of the Company’s Supervisory Board members provide legal services to the Company. Legal expense related to these services is $46 thousand, $54 thousand and $59 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company engages the services of a related party to provide certain selling and management services to the authentication technology segment. The Company incurred expenses of $0.9 million, $1.3 million and $1.7 million for such services for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, and 2022 the outstanding balances due for these services were $0.4 million and $0.7 million, respectively, included in accrued expenses and other current liabilities. In addition, the related party serves as a board member of the Company and was paid an amount of $36 thousand, $38 thousand and $38 thousand as board fees, for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company engages the services of a related party to provide certain selling services to its authentication technology segment. The Company incurred expenses of $0.2 million, $0.2 million and $0.1 million for such services for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company engages the services of a related party to provide services as a Managing Director of the Company. The Company incurred expenses of $0.5 million, $0.4 million and $0.3 million for such services for the years ended December 31, 2023, 2022 and 2021, respectively.

The Chairman of the board, a related party, receives annual compensation of $50 thousand for his services as Chairman. In addition, in 2023, 2022 and 2021, the Company incurred salary expenses of $0.1 million, $0.1 million and $0.1 million, respectively for the services he provides to AU10TIX.

The Company engaged the services of a related party to provide certain selling and administrative services to its authentication technology segment. The Company incurred expenses of $0.3 million, $0.3 million and $0.0 million for such services for the years ended December 31, 2023, 2022 and 2021, respectively. In addition, the related party serves as a board member of the Company, and was paid an amount of $38 thousand, $36 thousand and $38 thousand as board fees, for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company engages the services of a related party to provide certain administration services. The Company incurred expenses of $0.1 million, $0.1 million and $0.1 million for such services for the years ended December 31, 2023, 2022 and 2021, respectively.

In May 2019, the Company engaged the services of Arrow to provide some administrative services. The Company incurred expenses of $0.0 million, $0.1 million and $0.3 million for such services for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company has an agreement with an entity related to its main shareholder to provide it up to $2.0. million in revolving loans through January 2026 with an interest rate of 2.5% as of December 31, 2023. The loan is convertible in to the Company’s shares at a price of $0.75 per share. As of December 31, 2023 the Company owes under this line $0 million. Interest expenses related to the note were $21 thousand, $28 thousand and $0.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company had an agreement with an entity related to its main shareholder, to provide it with up to $2.0 million in revolving loans through January 2024. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate of 2.5%. In connection with the arrangement, the holder was granted in May 2019 an option to convert up to $2.0 million of the loan into maximum of 5,000,000 shares at a price of $0.4 per share. In October 2020, the entity converted $800 into 2,000,000 shares. In November 2023 the Company and the related party agreed to extend the length of the note until January 2026 and to adjust the terms of the option to convert the loan into maximum 5,000,000 shares at a price of $0.75 per share. As a result, an adjustment was made to the per share price of the 2,000,000 shares issued in October 2020 conversion, resulting in an amount of $0.7 million of the loan derecognize with a corresponding increase to the additional paid in capital.

As of December 31, 2023, the Company included a liability for a purchase of shares from certain directors and officers of the Company in the amount of $1.5 million with a corresponding reduction to shareholders deficiency plus payment of previous issuances

Item 8.	Financial Information

The Consolidated Financial Statements and Financial Statement Schedule are included herein on pages F-1 through F-38.

Letters of Credit and Guarantees

As of December 31, 2023, the Company has $7.2 million in outstanding letters of credit and guarantees. Letters of credit and guarantees are being secured either by the same amounts in restricted cash with commercial banks or with cash deposits provided to customers which serve as cash collateral in order to guarantee the performance and quality of services provided to the customers.

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

Inquiry Proceedings

In June 2021, a minority shareholder initiated inquiry proceedings by requesting the Enterprise Chamber of the Amsterdam Court of Appeal to order an inquiry into seven aspects of the policy and affairs of the Company that have been previously disclosed by the Company in its periodic filings with the SEC for the fiscal years 2020 and 2019. In June 2022, the Enterprise Chamber rendered its judgment and (i) it accepted the Company’s defense on all items except two and ordered an investigation into those two aspects of the policy and affairs of the Company, being (a) the issuance of shares to directors and certain employees at USD 0.40 in May 2019 (the May 2019 Issuance) and (b) the adjustment of the conversion price under a convertible shareholder loan to USD 0.40 in May 2019 (the May 2019 Adjustment of the Issue Price), and (ii) appointed an investigator for this purpose.

Following the appointment of the investigator, the Company has completed an internal examination on the relevant subjects and provided the relevant findings to the investigator. In November 2023 the investigator concluded that (i) certain aspects of the Company’s corporate governance and (ii) certain procedural aspects of the decision-making according to Dutch law on (a) the May 2019 Issuance and (b) the May 2019 Adjustment of the Issue Price were flawed. The investigator suggested several alternatives to correct these flaws and as a result, the Company has agreed to the following based on discussions with the Investigator and his recommendations:

(i)	to bring more balance to the supervisory board by adding a new independent supervisory board member who is particularly attentive to the interests of minority shareholders and mindful of Dutch law;

(ii)	to undo the May 2019 Issuance due to the flaws in procedural aspects of the decision-making; and

(iii)	to undo the May 2019 Adjustment of the Issue Price due to the flaws in in procedural aspects of the decision-making.

In line with these recommendations the Company:

(i)
ratified the resolutions on the May 2019 Issuance and the May 2019 Adjustment of the Issue Price, which have been approved by the General Meeting during the 2023 annual general meeting held on 20 December 2023;

(ii)
has in accordance with Section 2:80(1) of the Dutch Civil Code called in the amounts not yet fully paid in under the May 2019 Issuances from the relevant shareholders, which amounts were paid in as of September 2023, and will repurchase the shares issued under the May 2019 issuance as soon as the financials of the Company allow according to Dutch law for the same price they were issued and by that the issuance will be undone. As of December 31, 2023, the Company included a liability for this purchase in the amount of $1.5 million in its balance sheet with a corresponding reduction to shareholders deficiency.

(iii)	has reverted the May 2019 Adjustment of the Issue Price;

(iv)	has strengthened the supervisory board by appointing a Dutch board member, who has knowledge of Dutch law; and

(v)	has been and will continue to further strengthen its corporate governance through the amendment of its constitutional documents.

In addition, during the year ended December 31, 2023 the Company has (i) ratified the resolutions on the issuance of shares to directors and certain employees in April 2018 and October 2018, which have been approved by the General Meeting during the 2023 annual general meeting held on 20 December 2023, and (ii) in accordance with Section 2:80(1) of the Dutch Civil Code called in the amounts not yet fully paid in under the share issuances to directors and certain employees in September 2016 and December 2018 from the relevant shareholders. The financial effect of all the above totaling $1.2 million was recorded in 2023 as increase of equity against reduction of debt to related party.

Following the filing of the investigation report with the Enterprise Chamber in November 2023, the relevant minority shareholder has filed three new requests with the court, two of which the Enterprise Chamber already dismissed in full at the end of March 2024. The hearing of the third request, which is a request to establish mismanagement on the basis of the investigation and to order certain definitive measures at the Company is scheduled for mid-September 2024 and the Company has the opportunity to file a written statement of defense beforehand.

Inquiry proceedings revolve around corporate governance disputes and no formal liability can be established or damages can be claimed in such proceedings.

Agency Agreement

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3 million ($3.3 million as of December 31, 2023).

Employment Agreement

In December 2022, the Company entered into an employment agreement with a third party to serve as the CEO of one of the Company’s subsidiaries. According to the agreement the employee is entitled to annual target bonus. The bonus shall be equal to 10% of the EBIDA (excluding the applicable taxes).

Item 9.          The Offer and Listing

Our shares of common stock are currently traded on the OTCQB under the symbol ICTSF.

The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2019	$3.00	$0.15
2020	$4.09	$1.34
2021	$10.00	$4.00
2022	$9.79	$5.00
2023	$7.00	$3.56

The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2023	High	Low
First quarter	$6.00	$3.76
Second quarter	$5.30	$3.56
Third quarter	$7.00	$3.75
Fourth quarter	$5.60	$4.01

2022	High	Low
First quarter	$9.79	$6.62
Second quarter	$8.72	$6.25
Third quarter	$7.98	$6.50
Fourth quarter	$7.25	$5.00

2021	High	Low
First quarter	$6.00	$4.00
Second quarter	$10.00	$5.00
Third quarter	$10.00	$6.00
Fourth quarter	$9.10	$6.25

Item 10.        Additional Information

Introduction

ICTS is a public company with limited liability (naamloze vennootschap) incorporated under Dutch law on October 9, 1992. ICTS’ statutory seat is in Amstelveen, the Netherlands, and its registered office address at Walaardt Sacréstraat 425 5th floor, 1117 BM Schiphol, the Netherlands. ICTS is registered with the trade register of the Dutch Chamber of Commerce under number 33279300.

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

Corporate Objects

The objectives of ICTS are described in Article 2 of the Articles of Association and include, without limitation, to advice and render services regarding the security of persons and goods and to provide security (or having such security provided) on behalf of companies, government institutions and private individuals; in particular but not exclusively: the installation, management and supervision of security systems for the purpose of crime and terrorism prevention and control on and around premises, buildings, installations, vessels and aircraft, and to manage and finance businesses, extend loans and invest capital.

Share Capital

The shares of ICTS are subject to, and have been created under, the laws of the Netherlands. ICTS’ share capital is divided into common shares (Shares).

The Shares are in registered form (op naam) and are only available in the form of an entry in ICTS’ shareholders’ register.

In accordance with Dutch law, ICTS’ authorized share capital sets out the maximum amount and number of Shares that it may issue without amending its Articles of Association. The Articles of Association provide for an authorized share capital in an amount of EUR 67,500,000 divided into 150,000,000 Shares, each Share with a nominal value of EUR 0.45. As of December 31, 2023, 37,433,333 Shares were issued and outstanding.

Issue of Shares and Pre-Emptive Rights

The General Meeting is authorized to issue Shares or to grant rights to subscribe for Shares and to restrict and/or exclude statutory pre-emptive rights in relation to the issuance of Shares or the granting of rights to subscribe for Shares. The General Meeting may delegate the authority to issue Shares (or grant rights to subscribe for Shares) to the Supervisory Board. and for a specified period not exceeding five years (which period can be extended from time to time for further periods not exceeding five years) so long as the maximum number of Shares which may be issued is specified. Shares may not be issued at less than their nominal value and must be fully paid-up upon issue. A resolution by the General Meeting to issue Shares (or grant rights to subscribe for Shares) or to delegate to the supervisory board of ICTS the authority as the competent corporate body to issue Shares requires an absolute majority of the votes cast, in a general meeting in which at least half of the issued share capital of ICTS is represented.

Such resolution was adopted in December 2022 for a period of five years until December 2027, in which the Supervisory Board was designated. Designation by resolution of the General Meeting cannot be withdrawn unless determined otherwise at the time of designation. No resolution is required for the issue of Shares pursuant to the exercise of a previously granted right to subscribe for Shares.

Under Dutch law and the Articles of Association, each Shareholder has a pre-emptive right in proportion to the aggregate nominal value of their shareholding upon the issue of Shares (or the granting of rights to subscribe for Shares). Exceptions to this pre-emptive right that follow from Dutch law include the issue of Shares (or the granting of rights to subscribe for Shares): (i) to employees of ICTS or another member of its Group; (ii) against payment-in-kind (contribution other than in cash) and (iii) to persons exercising a previously-granted right to subscribe for Shares. The pre-emptive rights in respect of newly issued Shares or the granting of rights to subscribe for Shares may be restricted or excluded by a resolution of the General Meeting. The General Meeting may delegate the supervisory board of ICTS as another corporate body competent to resolve upon the restriction or exclusion of the pre-emptive rights if the supervisory board has also been delegated as the competent body to resolve upon the issue of Shares for a specified period not exceeding five years (which period can be extended from time to time for further periods not exceeding five years). A resolution of the General Meeting to exclude or restrict pre-emptive rights or to authorize the supervisory board to exclude or restrict pre-emptive rights requires an absolute majority of the votes cast, in a general meeting in which at least half of the issued share capital of ICTS is present or represented. Such resolution of the General Meeting to exclude or restrict pre-emptive rights or to authorize the supervisory board to exclude or restrict pre-emptive rights requires a majority of at least two thirds of the votes cast, if less than half of the issued share capital of ICTS is present or represented.

Such resolution was adopted in December 2022 for a period of five years until December 2027, in which the Supervisory Board was designated. The resolution by which the pre-emptive rights are excluded or limited needs to be filed with the Netherlands Chamber of Commerce within eight days of such resolution. A resolution designating another corporate body to resolve upon the restriction or exclusion of the pre-emptive rights cannot be withdrawn unless provided otherwise in such resolution.

Acquisition of Own Shares

ICTS cannot subscribe for Shares in its own capital at the time Shares are issued. Subject to the certain provisions of the Articles of Association, ICTS may acquire fully paid-up Shares provided no consideration is given or provided, (i) ICTS’s net equity less the payment required to pay the acquisition, does not fall below the sum of called-up and paid-in share capital and any reserves to be maintained by Dutch law and/or the Articles of Association, (ii), (ii) the Management Board has been authorized thereto by the General Meeting and (iii) ICTS is entitled to buy back up to 20% of the issued Shares. Any acquisition by ICTS of Shares that are not fully paid-up shall be null and void.

The General Meeting’s authorization to the Management Board to acquire own Shares is valid for a maximum of 18 months. As part of the authorization, the General Meeting must specify the number of Shares that may be repurchased, the manner in which the Shares may be acquired and the price range within which the Shares may be acquired. The authorization is not required for the acquisition of Shares for employees of ICTS , under a scheme applicable to such employees.

Shares (or depositary receipt issued for such Shares) held by ICTS in its own share capital do not carry a right to any distribution. Furthermore, no voting rights may be exercised for any of the Shares (or depositary receipt issued for such Shares) held by ICTS or its subsidiaries, and unless such Shares are subject to the right of usufruct or to a pledge in favor of a person other than ICTS or its subsidiaries and the voting rights were vested in the pledgee or usufructuary before ICTS or its subsidiaries acquired such Shares. ICTS or its subsidiaries may not exercise voting rights in respect of Shares for which ICTS or its subsidiaries have a right of usufruct or a pledge.

Reduction of Share Capital

The General Meeting (at the proposal of the supervisory board of ICTS) may resolve to reduce the issued share capital by (i) cancelling Shares or (ii) amending the Articles of Association to reduce the nominal value of the Shares of ICTS. In either case, this reduction would be subject to provisions of Dutch law and the Articles of Association. Only Shares held by ICTS or Shares for which it holds the depositary receipts may be cancelled. Under Dutch law, a resolution of the General Meeting to reduce the number of Shares must designate the shares to which the resolution applies and must lay down rules for the implementation of the resolution. A resolution by the General Meeting to reduce the issued share capital of ICTS must be approved by at least a two third majority of the votes cast, in a meeting in which holders of at least half of ICTS’ issued and outstanding share capital is present or represented. The resolution to reduce the issued share capital needs to be filed with the Netherlands Chamber of Commerce and an announcement in a Dutch daily newspaper needs to be published stating that such filings took place (upon which a two-months creditor opposition period starts).

Dividends

Pursuant to Dutch law and the Articles of Association, the distribution of profits will take place following the adoption of ICTS’ annual accounts by the General Meeting, from which ICTS will determine whether such distribution is permitted. ICTS may make distributions to the Shareholders, whether from profits or from its freely distributable reserves, only insofar as ICTS’ net equity exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or pursuant to the Articles of Association.

Subject to Dutch law and the Articles of Association, the Supervisory Board may determine which part of ICTS’ profits as per its annual accounts for the relevant financial year will be added to the reserves. The remaining part of the profits will be at the disposal of the General Meeting.

Subject to Dutch law and the Articles of Association, the Management Board, with the prior approval of the Supervisory Board, may resolve to distribute an interim dividend if it determines such interim dividend to be justified by ICTS’ profits. For this purpose, the Management Board must prepare an interim statement of assets and liabilities. Such interim statement shall show the financial position of ICTS not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced and all Management Board members need to sign the interim statement of assets and liabilities and if one of them does not so sign, the reason for this omission must be stated. An interim dividend can only be paid if (a) an interim statement of assets and liabilities is drawn up showing that the funds available for distribution are sufficient, and (b) ICTS’ net equity exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or pursuant to the Articles of Association. The interim statement of assets and liabilities needs to be filed with the Netherlands Chamber of Commerce within 8 days after the date on which the resolution to make the distribution is adopted.

An entitlement to any dividend distribution shall be barred five years after the date on which those dividends were released for payment.

General Meeting of Shareholders

Annual General Meeting

The General Meeting will be held at least once a year and no later than six months from the end of the preceding financial year of ICTS. The purpose of the annual General Meeting is to discuss, among other things, the annual report, the adoption of the annual accounts, allocation of profits (including the proposal to distribute dividends), discharge of the Management Board members from liability for their management and the Supervisory Board members from liability for their supervision thereon, filling of any vacancies and other proposals brought up for discussion by the Management Board and the Supervisory Board.

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

Agenda

Under Dutch law, one or more Shareholders representing solely or jointly at least 3% of the ICTS’ issued and outstanding share capital are entitled to request the Management Board to include items on the agenda of the General Meeting, provided that such request is received by ICTS not later than on the 60th day in advance of the meeting.

Chair

The General Meeting is chaired by the chairman of the Supervisory Board or, in his absence, by the person designated for that purpose by the Supervisory Board from its midst or otherwise. If none of the Supervisory Directors is present, the meeting itself shall provide for its Chairmanship.

Place General Meeting

General Meetings are held in Amstelveen, the Netherlands (the place of the statutory seat of ICTS) or in Amsterdam, Rotterdam, or The Hague, the Netherlands. At a General Meeting held elsewhere than in the previous sentence, valid resolutions may only be adopted if the entire issued share capital of ICTS is represented.

Admission

Each shareholder and each person to whom the law grants this right shall be entitled, either in person or by written proxy, to attend the General Meeting, to address the meeting and, if the voting rights accrue to him, to exercise his voting rights.

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

Admission to the General Meeting shall be granted to the Supervisory Board members, the Management Board members and all other persons entitled to admission by law. The General Meeting may grant access to the meeting to persons other than those referred to above. Management board members and Supervisory Board members shall as such have an advisory vote in the General Meeting.

Voting Rights

Each Share entitles the holder to cast one vote. Resolutions of the General Meeting are adopted by an absolute majority of the votes cast in a meeting where at least 50% the issued share capital of ICTS is represented, unless Dutch law or the Articles of Association prescribe a larger majority. Resolutions of the General Meeting to amend the Articles of Association, to reduce the issued share capital, to dissolve ICTS or to merge shall be passed by a majority of at least two-thirds of the votes cast representing at least half of the issued share capital.

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

Subject to certain exceptions following from Dutch law, the Management Board as a whole is authorized to represent ICTS. In addition, should the Management Board be comprised of two or more members, two Management Board members acting jointly are also authorized to represent ICTS.

Composition, Appointment, Term of Appointment and Dismissal

The Articles of Association provide that the Management Board shall consist of one or more members and that the General Meeting determines the exact number of Management Board members.

The General Meeting appoints the Management Board members. Management Board members are appointed by the General meeting for an indefinite period.

The General Meeting and the Supervisory Board may suspend Management Board members at any time, and the General Meeting may dismiss Management Board members at any time. A General Meeting must be held within three months after a suspension of a Management Board member has taken effect, in which meeting a resolution must be adopted to either terminate or extend the suspension. Provided if such suspension is not terminated, the suspension does not last longer than three months in aggregate. The suspended Management Board member must be given the opportunity to account for his or her actions at that meeting. If neither such resolution is adopted nor the General Meeting has resolved to dismiss the Management Board member, the suspension will cease after the period of suspension has expired.

In the event of a vacant seat or upon inability to act of one or more Management Board members, the remaining Management Board members or the only remaining Management Board member shall temporarily be in charge with the exercise of the duties and powers of the Management Board member(s)in question. In the event all seats are vacant or upon inability to act of all Management Board members, or the sole Management Board member, as the case may be, the Supervisory Board shall have the authority to temporarily entrust the exercise of the duties and powers of the Management Board members to one or more persons (either or not from amongst its mid).

Decision-Making

The Management Board decides by majority vote. If there is a tie in voting, the proposal shall be deemed to have been rejected. The Management Board may also pass resolutions outside of a meeting, provided they are in writing, all Management Board members have cast their votes and none of them has objected to this manner of decision making.

Conflicts of Interests

A Management Board member shall not participate in deliberations and the decision-making process in the event of a direct or indirect personal conflict of interest between that Management Board member and ICTS and the enterprise connected with it. If there is such personal conflict of interest in respect of all, the decision shall be taken by the Supervisory Board.

Supervisory Board

Powers, Responsibilities and Function

The role of the Supervisory Board is to supervise the conduct and policies of the Management Board and the general affairs of ICTS and the business connected with it as well as to provide the Management Board with advice. The Supervisory Board members are not authorized to represent ICTS. In performing their duties, the Supervisory Board members are required to be guided by the interests of ICTS and the business connected with it, and shall consider the interests of the ICTS’ stakeholders, which include but are not limited to its shareholders, creditors, employees, customers and suppliers. The Supervisory Board may, at ICTS’ expense, seek the advice which it deems desirable for the correct performance of its duties. The Supervisory Board has adopted board regulations governing its tasks and responsibilities, addressing (amongst other items) duties and responsibilities, its committees, meetings and its relationship with the Management Board and the General Meeting.

Composition, Appointment, Term of Appointment and Dismissal

The Articles of Association provide that the Supervisory Board shall consist of one or more members and that the General Meeting determines the exact number of Supervisory Board members. Only individuals can be appointed as Supervisory Board members.

The members of the Supervisory Board are appointed by the General Meeting for a term of one year.

The General Meeting may suspend and dismiss Supervisory Board members at any time. A General Meeting must be held within three months after a suspension of a Supervisory Board member has taken effect, in which meeting a resolution must be adopted to either terminate or extend the suspension, provided that in the case that such suspension is not terminated, the suspension does not last longer than three months in aggregate. The suspended Supervisory Board member must be given the opportunity to account for his or her actions at that meeting. If neither such resolution is adopted nor the General Meeting has resolved to dismiss the Supervisory Board member, the suspension will cease after the period of suspension has expired.

In the event of a vacant seat or upon inability to act of one or more Supervisory Board members, the remaining Supervisory Board members or the only remaining Supervisory Board member shall temporarily be in charge with the exercise of the duties and powers of the Supervisory Board member(s)in question. In the event all seats are vacant or upon inability to act of all Supervisory Board members, or the sole Supervisory Board member, as the case may be, the General Meeting shall have the authority to temporarily entrust the exercise of the duties and powers of the Supervisory Board members to one or more persons.

Decision-Making

In a meeting of the Supervisory Board, each Supervisory Board member is entitled to cast one vote. A Supervisory Board member may grant a written proxy to another Supervisory Board member (if in office) to represent him at a meeting. All resolutions by the Supervisory Board are adopted by the favorable vote of a majority of the Supervisory Board members present or represented at the meeting (and in respect of whom no conflict of interest exists). If there is a tie in voting, the proposal is rejected.

The Supervisory Board may also adopt resolutions outside a meeting, in writing, provided that the proposal concerned is submitted to all Supervisory Board members then in office and provided that none of them objects to such decision-making process.

Conflicts of Interests

A Supervisory Board member shall not participate in the deliberations and decision-making process in the event of a conflict of interest between that Supervisory Board member and ICTS and the enterprise connected with it. If there is such a personal conflict of interest in respect of all Supervisory Board members, the preceding sentence does not apply and the Supervisory Board shall maintain its authority.

Financial Year and Annual Accounts

The financial year of ICTS coincides with the calendar year. Annually within five months after the end of the financial year, the Management Board prepares the annual accounts, which can be extend by no more than five months by the General Meeting on the basis of special circumstances. The annual accounts must be accompanied by the Report of Independent Registered Public Accounting Firm, an annual report, a report by the Management Board and a report by the Supervisory Board and certain other information required under Dutch law. All Management Board members and Supervisory Board members sign the annual accounts and if one of them does not so sign, the reason for this omission must be stated. The Management Board must make the annual accounts, the annual report and other information required under Dutch law available for inspection by the Shareholders and other persons entitled to attend and address the General Meeting at the offices of ICTS from the day of the notice convening the annual General Meeting. The annual accounts must be adopted by the General Meeting at the annual General Meeting.

With due observance of Article 19 paragraph 4 of the Articles of Association, adoption of the annual accounts by the General Meeting without any caveats constitutes discharge for the Management Board members and the Supervisory Board members from liability for the performance of their respective duties for the past financial year.

In order to discharge the Management Board members and Supervisory Board members from liability a separate resolution thereto needs to be adopted by the General Meeting (which resolution can be adopted by separate resolution in the same meeting in which the annual accounts will be adopted).

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

Dissolution and Liquidation

A proposal to dissolve ICTS must be included in the notice convening the General Meeting. A resolution by the General Meeting to dissolve ICTS must be approved by at least a two third majority of the votes cast, representing at least half of ICTS’ issued and outstanding share capital.

If the General Meeting has resolved to dissolve ICTS, the Management Board members will be charged with the liquidation of the business of ICTS in accordance with Dutch law and the Articles of Association under supervision of the Supervisory Board. During liquidation, the provisions of the Articles of Association will remain in force as far as possible.

Any surplus remaining after settlement of all debts and liquidation costs will be distributed to the Shareholders in proportion to the amounts contributed on each Share held by them.

Material contracts

For material contracts See “Item 8 - Financial Information”.

Exchange controls

There are no governmental laws, decrees or regulations in The Netherlands, ICTS’ jurisdiction of organization, that restrict ICTS’ export or import of capital in any material respect, including, but not limited to, foreign exchange controls.

There are no limitations imposed by Dutch corporate law or ICTS’ charter documents on the right of non-resident or foreign owners to hold or vote Shares.

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

The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed Treasury Department regulations, changes to any of which after the date of this Annual Report on Form 20-F could apply on a retroactive basis and affect the tax consequences described herein.

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

Under these special tax rules relating to excess distributions received from a PFIC:

•	The excess distribution or gain will be allocated rateably over the U.S. Holder’s holding period for the shares,

•	The amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and

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

Taxes in the Netherlands

Corporate Income Tax – General

We are incorporated under the laws of the Netherlands and are therefore subject to Netherlands corporate income tax. As of 2023, the rates are 19% on profits up to €0.2 million and 25.8%, on the excess.

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

Participation Exemption

Pursuant to the Netherlands participation exemption (“deelnemingsvrijstelling”), income and capital gains derived from the investment by a parent company in a subsidiary are exempt from corporate income tax provided that the parent company holds a qualifying participation in the subsidiary, and the subsidiary is not considered to be a portfolio investment. A qualifying participation exists if the parent company:

(i) owns at least 5 per cent of the nominal paid-up share capital (or in certain cases at least 5% of the voting power) in the subsidiary, which has a capital divided into shares, or

(ii) holds at least 5% of the units of a fund for joint account, or

(iii) is a member of a Cooperative, or

(iv) as a limited partner has a share in an open limited partnership and as such is entitled to at least 5% of the results of the open limited partnership.

A qualifying participation may also exist, subject to conditions, in case:

(a) the parent company owns less than 5 per cent of the nominal paid-up share capital, units or share in the subsidiary, whilst

a. the subsidiary is related (as per the applicable definition in the Dutch Corporate Income Tax Act) to the parent, or

b. an entity related (as per the applicable definition in the Dutch Corporate Income Tax Act) to the parent has a qualifying participation in the subsidiary,

or

(ii) has owned for an uninterrupted period of at least one year at least 5 per cent of the nominal paid-up share capital, units or share in the subsidiary and three years have not yet passed after the participating interest of the parent in the subsidiary dropped below 5 per cent.

If the parent company holds its participation in the subsidiary as a portfolio investment, the participation exemption is not applicable, unless it qualifies as a “qualifying portfolio investment”. A portfolio investment is a shareholding in a subsidiary that is held by the parent with the intent of realizing a return on investment that does not exceed the return that can be expected in the case of normal asset management activities. This is a subjective facts and circumstances test. The specific purpose for making the investment in the subsidiary must be analyzed on a case-by-case basis taking into account all of the relevant facts and circumstances.

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

Costs related to the acquisition or the disposal of qualifying participations are generally not deductible. Other expenses relating to participations (e.g., the cost of financing) are in principle deductible, subject to possible interest deduction limitations.

The participation exemption does not apply to accrued payments (of dividend, interest, or other) that are tax-deductible in the country of the debtor, whereas the corresponding income would normally be exempt under the scope of the participation exemption. This will be the case e.g. if the country of the debtor qualifies the distribution as an interest expense, whereas the Netherlands qualifies the income as a dividend.

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

Controlled Foreign Company Regulations

The Netherlands has implemented the Controlled Foreign Company (“CFC”) regulations provided for in the EU Anti-Tax Avoidance Directive (“ATAD”) into domestic law. Based on these regulations, subject to conditions, certain types of passive income generated by qualifying CFC’s that are resident in low-tax jurisdictions (i.e., countries with a statutory profit tax rate lower than 9% or jurisdictions that are included on the EU list of non-cooperative jurisdictions), are taxable at the level of the parent company against the regular Dutch corporate income tax rates mentioned above.

Interest Deduction Limitations

The Netherlands has implemented the generic interest stripping rule provided for in the EU Anti-Tax Avoidance Directive (“ATAD”) into domestic law. The earnings stripping rule limits the possibility to deduct “excess” interest costs (i.e., the balance of interest costs and interest income) to 20% of a taxpayer’s “corrected profit” (EBITDA). The earnings stripping rule generally provides for a €1.0 million threshold, which means that the deduction of excess interest costs up to €1.0 million will not be restricted.

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

This summary does not address the tax consequences of a holder of Shares who:

(a) receives income or realizes capital gains in connection with his or her employment activities; or
(b) in his/her capacity as (former) Management Board member and/or (former) Supervisory Board member; or
(c) is a resident of any non-European part of the Netherlands; or
(d) for whom the Shares form part of a “lucrative interest” (see further below).

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

Holders of Shares Resident in the Netherlands

A holder of Shares who is resident or deemed to be resident in the Netherlands is generally entitled, subject to the anti-dividend stripping rules described below, to a full credit against its (corporate) income tax liability, or a full refund, of the Netherlands dividend withholding tax. As from 1 January 2022, corporate taxpayers can only claim a credit for Netherlands dividend withholding tax for at maximum the amount of their corporate income tax liability in any given year. Non-credited dividend withholding tax can be carried forward indefinitely and be credited against the taxpayer’s tax liability in future years.

Holders of Shares Resident Outside the Netherlands

A holder of Shares who is resident in a country with which the Netherlands has a double taxation convention in effect, may, depending on the terms of such double taxation convention and subject to the anti-dividend stripping rules described below, be eligible for a full or partial exemption from, or full or partial refund of, Netherlands dividend withholding tax on dividends received.

A holder of Shares that is a legal entity (a) resident in (i) a Member State of the European Union, (ii) Iceland, Norway or Liechtenstein, or (iii) a country with which the Netherlands has concluded a tax treaty that includes an article on dividends and (b) that is in its state of residence under the terms of a double taxation agreement concluded with a third state, not considered to be resident for tax purposes in a country with which the Netherlands has not concluded a tax treaty that includes an article on dividends (not being a Member State of the European Union, Iceland, Norway or Liechtenstein), is generally entitled, subject to the anti-abuse rules and the anti-dividend stripping rules described below, to a full exemption from Netherlands dividend withholding tax on dividends received if, had the holder of Shares been a Dutch tax resident, the dividends would have been tax exempt based on the application of the participation exemption, as described above.

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

Specific (anti-abuse) rules may apply in the case of transparent entities and/or hybrid entities owning Shares of ICTS.

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

As per 1 January 2024, the new Conditional Withholding Tax (CWHT) on dividends entered into force. Based on the CWHT, a withholding tax will be levied on (i) dividend payments to corporate shareholders resident in low-tax jurisdictions (i.e., countries with a statutory profit tax rate lower than 9%), (ii) dividend payments to jurisdictions that are included on the EU list of non-cooperative jurisdictions and (iii) dividend payments to hybrid entities and artificial structures intended to avoid Dutch withholding tax on dividends (i.e., abuse situations). The rate of the CWHT on dividends is linked to the highest rate of the Dutch corporate income tax (currently being 25.8%). The CWHT on dividend payments exists next to the regular Dividend Withholding Tax (rate: 15%). As a result, these taxes may apply simultaneously on the same dividend payment under certain circumstances. For these situations, the new CWHT rule provides for an anti-accumulation scheme that could be applied so that effectively a maximum rate of 25.8% is applied.

Holders of Shares Resident in the U.S.

Dividends paid to certain non-transparent corporate U.S. resident holders of Shares owning at least 10% of ICTS’ total voting power that are eligible for benefits under the Convention between the Netherlands and the United States of America for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes and Income, dated 18 December 1992 as amended by the protocol of 8 March 2004 (the U.S. Tax Treaty), are generally subject to a reduced dividend withholding tax rate of 5%. Certain U.S. pension funds and tax-exempt organizations may qualify for a complete exemption from Netherlands dividend withholding tax.

Under the U.S. Tax Treaty such benefits are generally available to U.S. residents if such resident is the beneficial owner of the dividends, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands and to which enterprise or part of an enterprise Shares are attributable. A person may, however, not claim the benefits of the U.S. Tax Treaty if such person’s entitlement to such benefits is limited by the provisions of Article 26 (the limitation on benefits provision) of the U.S. Tax Treaty. The reduced dividend withholding tax rate can generally be applied at source upon the distribution of the dividends, provided that the proper forms have been filed and / or authorizations have been applied for in advance of the distribution. In the case of certain tax-exempt organizations, as a general rule the so-called refund method applies. Only when certain administrative conditions have been fulfilled may such tax-exempt organization use the exemption method.

Irrespective of meeting the conditions of the relevant provisions of U.S. Tax Treaty, dividends distributed by the company to a U.S. resident holder (i) who is a legal entity resident in the U.S. and (ii) that is in the U.S. under the terms of a double taxation agreement with a third state not considered to be resident for tax purposes in a country with which the Netherlands has not concluded a tax treaty that includes an article on dividends (not being a Member State of the European Union, Iceland, Norway or Liechtenstein), are generally, subject to the anti-abuse rules and the anti-dividend stripping rules described above, fully exempt from Netherlands dividend withholding tax if, had the holder of Shares been a Dutch tax resident, the dividends would have been tax exempt based on the application of the participation exemption, as described above.

Specific (anti-abuse) rules may apply in the case of transparent entities and/or hybrid entities owning Shares of ICTS.

Dividends paid to U.S. resident individual holders of Shares in ICTS are generally subject to 15% dividend withholding tax. The U.S. Tax Treaty does not provide for a reduced withholding tax rate for dividends paid to U.S. resident individual shareholders.

Taxes on Income and Capital Gains

Holders of Shares Resident in the Netherlands: Individuals

A holder of Shares who is an individual resident or deemed to be resident in the Netherlands will be subject to regular Netherlands income tax on the income derived from Shares and any gains realized in relation to Shares by the holder thereof, if:

(a)   such holder of Shares has an enterprise or an interest in an enterprise, to which enterprise Shares are attributable; and / or

(b)  such income or capital gain forms “a benefit from miscellaneous activities” (“belastbaar resultaat uit overige werkzaamheden”) which, for instance, would be the case if the activities with respect to Shares exceed “normal active asset management” (“normaal, actief vermogensbeheer”) or if income and gains are derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a “lucratief belang”) that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person), whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

If either of the abovementioned conditions (a) or (b) applies, income derived from Shares and the gains realized upon the acquisition, redemption and/or disposal of Shares will in general be subject to Netherlands income tax at the progressive rates up to 49.5%.

If the abovementioned conditions (a) and (b) do not apply, a holder of Shares who is an individual, resident or deemed to be resident in the Netherlands will not be subject to taxes on actual income and capital gains in the Netherlands. Instead, such individual is generally taxed at a flat rate of 32% (rate 2023, as from 2024: 36%) on deemed income from “savings and investments” (“sparen en beleggen”), which deemed income is determined on the basis of the amount included in the individual’s “yield basis” (“rendementsgrondslag”) at the beginning of the calendar year minus a tax-free threshold. The tax-free threshold for 2023 is €57,000 (2024: €57,000). Following case law from the Supreme Court of the Netherlands, the systematics of determining the deemed income from savings and investments was changed by the Dutch government retro-actively to 2017. Based on these changes, the deemed income from portfolio investments (such as investments in Shares) is determined based on the multiple-years weighted average realized with investments in bonds, shares and real estate. For the years 2017-2022, the percentage was set between 5.28% and 5.69%. For 2023 and 2024, the percentage is set at 6.17% and 6.04% respectively. Given the mentioned developments, resident individual holders of Shares are recommended to consult their own tax adviser to determine the potential effect of the above changes in their specific situation.

Holders of Shares Resident in the Netherlands: Corporate Entities

A holder of Shares that is resident or deemed to be resident in the Netherlands for corporate income tax purposes, and that is a corporate taxpayer will in general be subject to regular corporate income tax, against the regular Dutch income tax rates mentioned above over income derived from Shares and the gains realized upon the acquisition, redemption and/or disposal of Shares, unless, and to the extent that, the participation exemption applies.

Holders of Shares Resident Outside the Netherlands: Individuals

A holder of Shares who is an individual, not resident or deemed to be resident in the Netherlands will not be subject to any Netherlands taxes on income derived from Shares and the gains realized upon the acquisition, redemption and/or disposal of Shares (other than the dividend withholding tax described above), unless:

(a)   such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (“vaste inrichting”) or a permanent representative (“vaste vertegenwoordiger”) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, Shares are attributable; or

(b)  such income or capital gain forms a “benefit from miscellaneous activities in the Netherlands” (“belastbaar resultaat uit overige werkzaamheden in Nederland”) which would for instance be the case if the activities in the Netherlands with respect to Shares exceed ”normal active asset management” (“normaal, actief vermogensbeheer”) or if such income and gains are derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a ”lucrative interest” (“lucratief belang”)) that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person), in whole or in part, in the Netherlands, whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

If either of the above-mentioned conditions (a) or (b) applies, income or capital gains in respect of dividends distributed by ICTS or in respect of any gains realized upon the acquisition, redemption and/or disposal of Shares will in general be subject to Netherlands income tax at the progressive rates up 49.5%, unless the Netherlands right to tax is limited by a tax treaty.

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

If one of the above-mentioned conditions applies, income derived from Shares and the gains realized upon the acquisition, redemption and/or disposal of Shares will, in general, be subject to corporate income tax against the regular Dutch corporate income tax rates mentioned above, unless, and to the extent that, with respect to a holder as described under (a), the participation exemption (“deelnemingsvrijstelling”) applies, or the Netherlands right to tax is limited by a tax treaty.

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

Subsidiary Information

Not applicable

Item 11.        Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2023, approximately 23% of the Company’s revenues were derived in the United States of America, and approximately 77% was derived in Europe and the Far East. The Company is subject to market risks associated with foreign currency exchange rate fluctuations. We utilize some derivative instruments to manage the exposure to currency risk relating salaries in Israel. As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk – As the Company currently doesn’t have in use any line of credit and the interest rate on convertible notes payable to a related party is fix, the Company is not subject to changes in interest rates based on Federal Reserve actions and/or general market conditions. The Company does not utilize derivative instruments to manage exposure to interest rate risk. As of December 31, 2023, an increase of 1% in the interest rate would increase the Company’s interest expense for the Company’s lines of credit with a maximum effect of $0.1 million.

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

Based on such evaluation, the Managing Director and Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective.

(b) Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Managing Director and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management’s report in this annual report.

(c) On the evaluation conducted by our Managing Director and Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2023 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.      Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by our independent registered public accounting firm, Mazars USA LLP for services rendered to us during the years ended December 31, 2023 and 2022.

The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant’s independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2023	2022
Audit fees	$404	$400
Audit related fees	-	-
Tax fees	-	-
Total fees	$404	$400

Item 16D.      Exemptions from the Listing Standards for Audit committees

Not applicable.

Item 16E.      Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.       Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.     Corporate Governance

The Company has adopted Dutch law and the U.S. practices.

Item 16K.     Cybersecurity

As cybersecurity threats rapidly evolve in sophistication and become more prevalent, especially with the increasing use of artificial intelligence technology, we have implemented a cybersecurity risk management program as part of our oversight, evaluation and mitigation of enterprise-level risks. Our cybersecurity risk management program leverages a combination of processes, technologies and personnel with expertise in cybersecurity to comply with applicable regulations and detect and respond to cyber-attacks, data breaches, security incidents, and compromises of personal information, as well as to regularly and promptly inform management and our Board of Directors of any significant cybersecurity risks and developments. Our cybersecurity risk management program is led by our subsidiaries Chief Information Security Officers (“CISOs), who are directly responsible for establishing cybersecurity strategies, structures and managing ongoing cybersecurity risk management activities and are responsible for the day-to-day identification, monitoring and management of cybersecurity risks. Our CISOs have significant experience in managing cybersecurity risks.

In the ordinary course of our business, we collect and store confidential data, including intellectual property, proprietary business information and personally identifiable information (including of our employees, customers, suppliers and business partners). We rely extensively on information technology systems, including some systems that are managed by third-party service providers, to securely process, store and transmit such confidential data in order to conduct our business. These systems include programs and processes relating to internal and external communications, ordering and managing materials from suppliers, collecting, processing and storing data as processing transactions, processing payments to employees and vendors, generating our financial results for each reporting period, summarizing and reporting results of operations, and complying with information technology security compliance and other regulatory, legal or tax requirements.

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

We have not been materially impacted by risks from cybersecurity threats and we are not aware of any cybersecurity risks that are reasonably likely to materially affect our business. However, our systems and networks have been, and are expected to continue to be, the target of increasingly advanced and evolving cyber-attacks and cybersecurity incidents in the future may adversely impact our business, financial condition and results of operations, and we are continuing to actively monitor such threats.

In the event that we experience a cybersecurity incident, our subsidiaries have a cybersecurity incident response policy that sets forth the applicable processes, roles, engagements, escalations and notifications to be executed in order to promptly respond to such threats. Depending on its nature and scale, a cybersecurity threat may be managed within our CISOs  or escalated to our management, and Board of Directors and Audit Committee, as appropriate.

As part of its overall risk oversight function, our Audit Committee, which is comprised entirely of independent directors, considers cybersecurity risks in connection with overseeing our overall enterprise risk management system. As part of our cybersecurity risk management, we maintain industry standard procedures and policies, which are reviewed and revised from time to time, to proactively assess, identify and manage potential cybersecurity risks and respond to any actual cybersecurity threats and incidents. Such procedures and policies include: actively monitoring our information technology systems to ensure compliance with applicable legal and regulatory requirements; engaging third-party consultants and other service providers to monitor and, as appropriate, respond to cybersecurity risks; requiring our service providers and our business partners who connect directly to our information technology systems, to comply with our cybersecurity standards, due diligence processes and be subject to our non-disclosure and other confidentiality agreements that include cybersecurity-related terms; providing and analyzing specialized industry sector intelligence on cybersecurity threats; regularly testing our cybersecurity systems and disaster preparedness, including our back-up information technology systems; developing and updating incident response plans to address potential cybersecurity threats; and maintaining and training our personnel on cybersecurity incident reporting procedures."

PART III

Item 17.         Financial Statements

See Item 18.

Item 18.         Financial Statements

The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-38.

Item 19.         Exhibits

1.	Articles of Association of the Company filed as Exhibit to Form 20-F for the year ended December 31, 1999. *

2.	Articles of Amendment of the Articles of Association filed as Exhibit to Form 6K dated April 22, 2009.*

3.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2012. *

4.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2020.*

5.	Articles of Amendment of the Articles of Association filed as Exhibit to Form 20-F for the year ended December 31, 2023 *

6.	Specimen of the Company’s Common Stock filed as Exhibit to Form 20-F for the year ended December 31, 1999.*

7.	Revised Code of Ethics for Principal Executive Officers and Senior Financial Officers. Filed as Exhibit to Form 20-F December 13, 2020.*

12.1	Certification by the Registrant’s Managing Director and Chief Financial Officer pursuant to Rule13a-14(a)

13.1	Certification by the Registrant’s Managing Director and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

*	Incorporated by reference to the Company’s fillings.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

By:	/s/ Alon Raich

Name:	Alon Raich

Title:	Managing Director and Chief Financial Officer

Date:	May 10, 2024

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2023 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Directors and
Stockholders of ICTS International N.V. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ICTS International N.V. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ deficit, and cash flows for each of two years in the period ended December 31, 2023, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ Mazars USA LLP

We have served as the Company’s auditor since 2022.

New York, NY

May 10, 2024

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of Directors and
Stockholders of ICTS International N.V. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive income (loss), shareholders’ deficit, and cash flows of ICTS International N.V. and Subsidiaries (the “Company”) for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

We served as the Company’s auditor from 2007 to 2022

New York, New York

May 16, 2022

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$55,222	$50,937
Restricted cash	9,766	15,867
Bank deposits	34,002	24,568
Accounts receivable, net	70,442	54,306
Prepaid expenses and other current assets	7,125	9,805
Total current assets	176,557	155,483

Deferred tax assets, net	1,575	1,518
Investments	249	326
Deposits	2,564	4,545
Restricted cash	2,037	4,590
Property and equipment, net	5,194	6,276
Operating lease right of use assets	7,398	10,201
Goodwill	668	646
Other assets	854	1,048
Total assets	$197,096	$184,633

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable-banks	$209	$122
Accounts payable	6,601	8,720
Accrued expenses and other current liabilities	52,470	41,707
Value added tax (VAT) payable	10,759	7,703
Income taxes payable	6,652	6,105
Operating lease liabilities, current	3,804	3,969
Total current liabilities	80,495	68,326

Convertible notes payable to a related party	-	1,104
Operating lease liabilities, non-current	3,645	6,375
Other liabilities	22,038	29,214
Total liabilities	106,178	105,019

COMMITMENTS AND CONTINGENCIES (NOTE 18)

REDEEMABLE NON-CONTROLLING INTERESTS (NOTE 12)	93,521	89,974

SHAREHOLDERS' DEFICIT:
Common stock, €0.45 par value; 150,000,000 shares authorized as of December 31, 2023 and 2022. 37,433,333 shares issued and outstanding as of December 31, 2023 and 2022.	19,186	19,186
Additional paid-in capital	17,818	16,604
Accumulated deficit	(31,440)	(38,521)
Accumulated other comprehensive loss	(8,117)	(8,186)
Treasury shares	(1,518)	-
Non-controlling interests in subsidiaries	1,468	557
Total shareholders' deficit	(2,603)	(10,360)
Total liabilities and shareholders' deficit	$197,096	$184,633

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share data)

	For the Years Ended December 31,
	2023	2022	2021

Revenue	$431,542	$324,977	$324,934
Cost of revenue	351,558	261,181	209,771
GROSS PROFIT	79,984	63,796	115,163
Operating expenses:
Research and development	12,325	13,601	12,114
Selling, general and administrative	56,927	53,799	50,882
Goodwill impairment	-	-	139
Total operating expenses	69,252	67,400	63,135
OPERATING INCOME (LOSS)	10,732	(3,604)	52,028
Equity loss from investment in affiliates	-	(97)	(983)
Other income (expenses), net	1,584	113	(537)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	12,316	(3,588)	50,508
Income tax expenses	1,745	1,646	9,220
NET INCOME (LOSS)	10,571	(5,234)	41,288
Net income (loss) attributable to non-controlling interests	3,490	(509)	6,481
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$7,081	$(4,725)	$34,807

BASIC AND DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE
Net income (loss) attributable to ICTS International N.V.	$7,081	$(4,725)	$34,807
Less deemed dividend attributable to redeemable non-controlling interests	-	-	10,102
Net income (loss) available to ICTS International N.V. shareholders	7,081	(4,725)	24,705

Basic weighted average number of shares	37,433,333	37,433,333	37,433,333

Net income (loss) per share attributable to ICTS International N.V. - basic	$0.19	$(0.13)	$0.66

Diluted weighted average number of shares	39,423,506	37,433,333	40,237,340

Net income (loss) per share attributable to ICTS International N.V. - diluted	$0.18	$(0.13)	$0.61

COMPREHENSIVE INCOME (LOSS)

Net income (loss)	$10,571	$(5,234)	$41,288
Other Comprehensive Income (loss) - Translation adjustments	141	(277)	(1,861)
Unrealized gains (loss) on derivative instruments	124	(35)	32
Comprehensive income (loss)	10,836	(5,546)	39,459
Comprehensive income (loss) attributable to non-controlling interests	3,686	(500)	6,259
COMREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$7,150	$(5,046)	$33,200

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(In thousands, except share data)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Treasury	Non Controlling	Total Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Shares	Interests	Deficit
BALANCE AT DECEMBER 31, 2020	37,433,333	$19,186	$26,706	$(68,603)	$(6,259)	$-	$(1,515)	$(30,485)
Conversion of preferred shares A and A-1 in AU10TIX Technologies B.V. to new series A	-	-	(10,102)	-	-	-	1,045	(9,057)
Net income	-	-	-	34,807	-	-	281	35,088
Stock-based compensation – AU10TIX Technologies B.V.	-	-	240	-	-	-	-	240
Translation adjustment	-	-	-	-	(1,639)	-	(11)	(1,650)
Unrealized gains on derivatives instruments	-	-	-	-	32	-	-	32

BALANCE AT DECEMBER 31, 2021	37,433,333	19,186	16,844	(33,796)	(7,866)	-	(200)	(5,832)
Net loss	-	-	-	(4,725)	-	-	(19)	(4,744)
Stock-based compensation – AU10TIX Technologies B.V.	-	-	(240)	-	-	-	753	513
Translation adjustment	-	-	-	-	(285)	-	23	(262)
Unrealized loss on derivatives instruments	-	-	-	-	(35)	-	-	(35)

BALANCE AT DECEMBER 31, 2022	37,433,333	19,186	16,604	(38,521)	(8,186)	-	557	(10,360)
Net income	-	-	-	7,081	-	-	-	7,081
Stock-based compensation – AU10TIX Technologies B.V.	-	-	-	-	-	-	715	715
Additional payment for shares issued in previous years (see note 18)	-	-	1,214	-	-	-	-	1,214
Translation adjustment					(55)	-	196	141
Unrealized gain on derivatives instruments	-	-	-	-	124	-	-	124
Commitment to purchase shares from certain directors and officers (see note 18)	-	-	-	-	-	(1,518)	-	(1,518)

BALANCE AT DECEMBER 31, 2023	37,433,333	$19,186	$17,818	$(31,440)	$(8,117)	$(1,518)	$1,468	$(2,603)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2023	2022	2021
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$10,571	$(5,234)	$41,288

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,679	2,454	2,061
Goodwill impairment	-	-	139
Loss (gain) from sale of investment	(715)	14	(186)
Bad debt expense (recovery)	544	409	864
Deferred income taxes	(57)	(120)	(292)
Equity loss from investment in affiliates	-	226	983
Stock-based compensation	911	513	350
Changes in assets and liabilities:
Accounts receivable	(15,682)	(1,229)	(23,280)
Receivable from related party	-	-	2,200
Prepaid expenses and other current assets	2,929	5,316	1,442
Deposits	2,126	(4,545)	-
Other assets	-	550	(112)
Accounts payable	(2,256)	3,019	2,321
Accrued expenses and other current liabilities	8,287	3,554	9,400
VAT payable	2,802	2,668	(4,793)
Income taxes payable	386	16	5,745
Operating lease accounts, net	(93)	(468)	(1,919)
Other liabilities	(8,043)	(9,254)	17,172

Net cash provided by (used in) operating activities	4,389	(2,111)	53,383

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,551)	(1,746)	(1,434)
Purchase of company in Sweden	-	-	(150)
Capitalization of software costs	(86)	(1,355)	(1,040)
Proceeds from sale of property and equipment	-	4	79
Proceeds from sale of investments	785	-	200
Purchase of investments	-	(45)	(68)
Deposits (withdraws) regarding Employees severance	229	454	(4)
Net cash used in investing activities	$(623)	$(2,688)	$(2,417)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2023	2022	2021
CASH FLOW FROM FINANCING ACTIVITIES:
Loans received	$2,853	$-	$-
Loans repaid	(2,853)	-	-
Withdraws (repayments) under lines of credit, net	83	(64)	(7,230)
Withdraws (repayments) of convertible notes payable to a related party	110	(88)	(8)
Net cash provided by (used in) financing activities	193	(152)	(7,238)

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH, CASH EQUIVALENTS, RESTRICTED CASH AND BANK DEPOSITS	1,106	(2,539)	(1,350)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, RESTRICTED CASH AND DEPOSITS	5,065	(7,490)	42,378

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND BANK DEPOSITS BEGINNING OF YEAR	95,962	103,452	61,074

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND BANK DEPOSITS END OF YEAR	$101,027	$95,962	$103,452

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Additional payment for shares issued in previous years (see note 18)	$1,214	$-	$-
Commitment to purchase shares from certain directors and officers (see note 18)	$(1,518)	$-	$-

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$1,063	$80	$152

Income taxes	$6,009	$1,895	$2,175

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 1 - ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or the “Company”) operate in four reportable segments: (a) corporate (b) airport security (c) other aviation related services and (d) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security segment provides security services mostly to airport authorities and airlines predominantly in Europe. The other aviation services segment provides services mostly to airlines and airport authorities in the United States of America. The authentication technology segment provides authentication services to financial and other companies, predominantly in the United States of America.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The significant accounting policies are as follows:

Functional Currency

The accompanying consolidated financial statements are presented in United States dollars. The Company has determined that the functional currency of its subsidiaries is usually the local currency. AU10TIX Technologies B.V. and its subsidiaries (“AU10TIX”) functional currency is United States Dollars. For financial reporting purposes, the assets and liabilities of such subsidiaries are translated into United States Dollars using exchange rates in effect at the balance sheet date. The revenue and expenses of such subsidiaries are translated into United States Dollars using average exchange rates in effect during the reporting period. Resulting translation adjustments are presented as a separate category in shareholders' deficit called accumulated other comprehensive loss.

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

Restricted Cash and Bank Deposits

Short term restricted cash as of December 31, 2023 consists of: (a) $2,980 held in bank accounts that serve as cash collateral for outstanding letters of credit and guarantees, (b) $6,036 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities and (c) $750 secured for derivative instruments.

Short term restricted cash as of December 31, 2022 consists of: (a) $279 held in bank accounts that serve as cash collateral for outstanding letters of credit and guarantees, (b) $14,459 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities and (c) $1,129 secured for derivative instruments.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Cash and Bank Deposits (Continued)

Long term restricted cash as of December 31, 2023 and 2022 consist of $2,037 and $ $4,590 held in bank accounts that serve as risk collateral for long term outstanding letters of credit and guarantees.

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

	Year Ended December 31,
	2023	2022	2021
Cash and cash equivalents	$55,222	$50,937	$88,753
Restricted cash – short term	9,766	15,867	14,699
Bank deposits	34,002	24,568	-
Restricted cash – long term	2,037	4,590	-
Total cash, cash equivalents, restricted cash and bank deposits shown in the statement of cash flows	$101,027	$95,962	$103,452

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for credit losses is based on historical collection experience, factors related to specific customers and current economic trends. The Company writes off accounts receivable when determined to be uncollectible and are recognized as a reduction to the allowance for credit losses. As of December 31, 2023, and 2022, the allowance for doubtful accounts is $759 and $1,208, respectively.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deposits

Deposits consist of long-term cash deposits provided to customers and suppliers which serve as cash collateral in order to guarantee the performance and quality of services provided to the customers or to secure the future payments to suppliers. The deposits are repaid to the Company at the end of the contract or the engagement with the customers or the suppliers.

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

Capitalized Internal-Use Software Costs

The Company capitalizes certain costs incurred in developing internal-use software when capitalization requirements have been met. Costs prior to meeting the capitalization requirements are expensed as incurred. Costs, such as maintenance and training are also expensed as incurred. Capitalized costs are included in property and equipment, and amortized on a straight-lined basis over the estimated useful life of the software. Amortization expense, which is included in depreciation expense, amounted to $947, $742 and $374 during the years ended December 31, 2023, 2022 and 2021, respectively.

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company would record a goodwill impairment charge for the difference between the carrying value and the fair value of the goodwill, not to exceed the carrying amount of the goodwill. During the years ended December 31, 2023, 2022 and 2021, the Company recorded goodwill impairment charge of $0, $0 and $139, respectively on its goodwill.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2023, 2022, and 2021, the Company did not record any impairment charges on its long-lived assets.

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

For employees not under Section 14, severance liabilities are recorded based on the length of service and their latest monthly salary. The Company’s liabilities for the Israeli employees amounted to $1,388 and $1,550 as of December 31, 2023 and 2022, respectively and are included in other liabilities in the Company’s consolidated balance sheets. The deposits made at insurance companies to cover these liabilities amounted to $854 and $1,048 as of December 31, 2023 and 2022, respectively and are included in other assets in the Company’s consolidated balance sheets.

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

Redeemable Non-Controlling Interests

When the Company or its subsidiaries issues preferred shares, it considers the provisions of FASB ASC 480 –”Distinguishing Liabilities from Equity” (Topic 480) in order to determine whether the preferred share should be classified as a liability. If the instrument is not within the scope of Topic 480, the Company or its subsidiaries further analyses the instruments characteristics in order to determine whether it should be classified within temporary equity (mezzanine) or within permanent equity in accordance with the provisions of Topic 480-10-S99. AU10TIX redeemable convertible preferred shares are not mandatorily or currently redeemable. However, it includes a liquidation or deemed liquidation events that would constitute a redemption event that is outside of the Company’s control. As such, all shares of redeemable preferred shares have been presented outside of permanent equity. The Company has not adjusted the carrying values of the redeemable preferred shares to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

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

The following table presents the Company’s revenues according to the Company’s segments:

	Year ended December 31,
	2023	2022	2021
Airport Security	$309,335	$224,037	$217,463
Other Aviation Related Services	66,463	53,954	36,224
Authentication Technology	55,744	46,986	71,247
Total revenue	$431,542	$324,977	$324,934

The following table presents the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Year ended December 31,
	2023		2022		2021
Germany	$114,176	26%	$111,826	34%	$126,367	39%
United States	99,765	23%	88,333	27%	94,743	29%
The Netherlands	101,512	24%	63,842	20%	52,165	16%
Spain	82,217	19%	39,448	12%	30,946	10%
Other countries	33,872	8%	21,528	7%	20,713	6%
Total revenue	$431,542	100%	$324,977	100%	$324,934	100%

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

Practical Expedients and Exemptions

Because nearly all our contracts are based on input measure of time of service provided (as hours or attendance) no exemptions need to be made. We have no material contracts with material revenues expected to be recognized subsequent to December 31, 2023 related to remaining performance obligations.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Deferred Revenues

The Company records deferred revenues when cash payments are received or due in advance of our performance. Deferred revenues at December 31, 2023 and 2022 were $4,938 and $3,570, respectively shown as part of the accrued expenses and other current liabilities and $0 and $336 shown as other liabilities. Revenue recognized for the years ended December 31, 2023, 2022 and 2021 that was included in the deferred revenue at the beginning of each year was $3,570, $2,217 and $2,049, respectively.

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

Advertising Costs

Advertising costs are expensed as incurred and consist of costs associated with promoting the Company, its products and services as participation in conferences and publication costs. Advertising costs during the years ended December 31, 2023, 2022 and 2021 are $3,107, $3,472 and $2,150, respectively.

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

The Company had net income for the years ended December 31, 2023 and 2021. For the year ended December 31, 2021 the net income of the Company was adjusted by $10,102 as deemed dividends following the conversion of preferred shares A and A-1 in AU10TIX Technologies B.V. to new Series A. Potentially dilutive securities were included in the computation of diluted income per share as the conversion rate of the convertible note payable to related party was lower than the weighted average computed price of the Company’s stock for the year 2023 and 2021.

The number of shares of common stock attributable to potentially dilutive securities for the years ended December 31, 2023, 2022 and 2021 were 1,990,173, 2,760,855 and 2,978,843 shares of which the December 31, 2022 shares were excluded from the loss per share calculation due to being anti-dilutive. In computing diluted earnings per share the Company took into account the potential dilution that could occur upon the exercise of options granted under employee stock compensation plans, using the treasury stock method and conversion of the convertible note using the if converted method.

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

The Company maintains cash, cash equivalents, restricted cash and bank deposits in accounts with financial institutions in the United States of America, Europe, Japan and Israel. As of December 31, 2023 and 2022, accounts at financial institutions located in the United States of America are insured by the Federal Deposit Insurance Corporation up to $250 per institution. As of December 31, 2023 and 2022, cash, cash equivalents, restricted cash and bank deposits of $2,745 and $10,613, respectively, are being held in the United States of America, of which $2,445 and $10,613, respectively, are uninsured. Cash, cash equivalents, restricted cash and bank deposits located in Europe, Japan and Israel, totaling $98,282 and $85,349 as of December 31, 2023 and 2022, respectively, are uninsured.

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

Revenue from two customers represented 34% of total revenue during the year ended December 31, 2023, of which customer A accounted for 20% and customer B accounted for 14% of total revenue. Accounts receivable from these two customers represented 20% of total accounts receivable as of December 31, 2023.

Revenue from two customers represented 52% of total revenue during the year ended December 31, 2022, of which customer A accounted for 34% and customer C accounted for 18% of total revenue. Accounts receivable from these two customers represented 31% of total accounts receivable as of December 31, 2022.

Revenue from three customers represented 64% of total revenue during the year ended December 31, 2021, of which customer A accounted for 39%, customer B accounted for 14% of total revenue and customer C accounted for 11% of total revenue. Accounts receivable from these three customers represented 39% of total accounts receivable as of December 31, 2021.

Customers A and C mentioned above, have been principal customers in the last three years. Revenue and receivables from customer B in 2023 used to be presented in previous years as part of customer C. In 2023 there have been some changes in the structure of customer C and revenue is being split between few customers. For comparative purposes, total revenue of those customers in 2023 would have been 19% of total revenue. Accounts receivable from customers A and C would represent 12% of total accounts receivable as of December 31, 2023.

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

Recently Issued Accounting Pronouncements

Accounting Standards Update 2023-07

In November 2023, the Financial Standards Accounting Board (FASB) issued Accounting Standards Update (ASU) 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for our annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (Continued)

Accounting Standards Update 2023-09

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topics 740): Improvements to Income Tax Disclosures" to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

NOTE 3 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are as following:

	December 31,
	2023	2022
Receivable from the German authorities – COVID-19 (1)	$512	$483
Dutch Governmental support – COVID-19 (2)	-	4,302
Income tax receivable	867	112
Interest from bank deposits	529	-
Value Added Tax (VAT) receivable	960	1,759
Prepaid uniforms	712	811
Prepaid insurance	532	536
Prepaid licenses	541	139
Prepaid rent	365	219
Other	2,107	1,444
Total prepaid expenses and other current assets	$7,125	$9,805

(1)
In Germany, the employees are eligible for payroll support. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount.

(2)	In the Netherlands, the Company was eligible for support following the COVID-19 crisis.

NOTE 4 - INVESTMENTS

Manuka, Inc. (Previously Artemis Therapeutics, Inc.)

As of December 31,2023, the Company owns less than 1% of the issued and outstanding share capital of Manuka, Inc. (“MNKA”). MNKA is a company incorporated in Israel engaged in developing and manufacturing skincare products based on Manuka honey and bee venom. The market value of the Company’s investment in MNKA as of December 31, 2023 and 2022 is $9 and $146, respectively. The Company evaluated the stock price of MNKA but as MNKA share price is low, the number of shares that are being traded is low and as MNKA still does not have any material revenue or profitable operations, the Company previously determined that the value of the investment is impaired and accordingly, valued the investment at zero.

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”) and to provide aviation security and non-security services in South Korea. Each one of the parties holds 50% (fifty percent) of the JVC’s equity. In January 1, 2023, the Company sold its part in the JVC to the South Korean Company for an amount of €25 thousand ($27 thousand as of December 31, 2022). At December 31, 2022 the Company wrote off $131 of the investment to match the value of the investment in its books to the sale price.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 4 - INVESTMENTS (CONTINUED)

Mesh Technologies, Inc.

In January 2019, the Company invested an amount of $50 in Mesh Technologies, Inc. (“Mesh”), a company incorporated in the USA. The investment represents less than 1% of the issued and outstanding share capital of Mesh. Mesh is a technology company providing cross border payments technology by innovating on the existing payment rails of established card networks available in the market. As Mesh is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment. In December 2021, the Company sold approximately 25% of its investment for a total amount of $200 and recognized a gain of $186.

Arrow Ecology & Engineering Overseas (1999)

In December 2019, the Company invested an amount of $1,750 in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”), a limited company incorporated in Israel. Arrow develops and operates a sustainable green process to recycle mixed and sorted municipal solid waste. The Company purchased few types of shares representing 22.6% of Arrow’s equity for an amount of $22 and shareholders loans were purchased for a price of $1,728 ($4,146 stated value less $2,418 allowance for credit losses, which have not changed since the acquisition). The Company uses the equity method for this investment. During the years ended December 31, 2023, 2022 and 2021, the Company recognized its share in Arrow losses in the amount of $0, $0 and $975, respectively, from this investment.

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

SardineAI Corp.

In August 2020, the Company invested an amount of $50 in SardineAI Corp (“SardineAI”), a company incorporated in the USA. In return, the Company received preferred shares representing less than 1% of SardineAI equity. SardineAI is a Fraud Prevention-as-a-Service (FaaS) platform for Digital businesses to detect frauds and financial crimes. As SardineAI is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment. In January 2023, the Company sold approximately 85% of its investment for a total amount of $758.

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

NOTE 4 - INVESTMENTS (CONTINUED)

Justt Fintech Ltd (previously Acrocharge Ltd)

In December 2021, the Company invested an amount of $50 in Justt Fintech Ltd (“Justt”), a company incorporated in Israel. As of December 31, 2023, the investment represented less than 1% of the issued and outstanding share capital of Justt Fintech Ltd. Justt is a technology company which fully automated chargeback disputes on behalf of online merchants. As Justt is a private, closely held company, there is not active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Nilus OS Ltd

In March 2022, the Company invested an amount of $25 in Nilus OS Ltd. (“Nilus”), a company incorporated in Israel. As of December 31, 2023, the investment represented less than 1% of the issued and outstanding share capital of Nilus. Nilus is a company that automates payment and financial workflows for platforms that involve transfers of money. As Nilus is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	December 31,
	2023	2022
Office, equipment and facilities	$6,332	$8,471
R&D capitalization costs	3,345	3,259
Vehicles	2,192	1,990
Leasehold improvements	2,606	2,871
	14,475	16,591
Less: accumulated depreciation and amortization	9,281	10,315
Total property and equipment, net	$5,194	$6,276

Depreciation and amortization expenses are $2,679, $2,454 and $2,061 for the years ended December 31, 2023, 2022 and 2021 respectively.

NOTE 6 - LEASES

Lessee Arrangements

The Company enters into leases in the normal course of business primarily as part of its operations in the different airports, back office operations, research and development offices and headquarters offices.

The table below presents the effects on the amounts relating to the Company’s total lease cost:

	Year ended December 31,
	2023	2022	2021
Operating lease cost	$4,915	$4,617	$4,422
Short-term lease cost	1,609	1,614	1,542
Total lease cost	$6,524	$6,231	$5,964

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 6 - LEASES (CONTINUED)

Lessee Arrangements (Continued)

Other information:

Cash paid for amounts included in the measurement of Lease liabilities:

	Year ended December 31,
	2023	2022	2021
Operating cash flows from operating leases	$4,902	$4,625	$4,465
Right-of-use assets obtained in exchange for new operating lease liabilities	1,655	3,885	3,164
Weighted-average remaining lease term-operating leases	2.6 years	3.3 years	4.0 years
Weighted-average remaining lease term-operating leases	5.94%	5.34%	5.12%

Balance sheet information related to operating leases was as follows:

	December 31,
	2023	2022
Operating lease ROU assets	$7,398	$10,201

Operating lease liabilities - current	$3,804	$3,969
Operating lease liabilities - non current	3,645	6,375
Total operating lease liabilities	$7,449	$10,344

Future undiscounted lease payments for operation leases with initial terms of more than one year as of December 31, 2023 are as follows:

Year ending December 31,
2024	$4,187
2025	1,738
2026	1,147
2027	775
2028	249
Thereafter	-
Total future minimum lease payments	8,096
Less: imputed interest	647
Total	$7,449

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 7 - GOODWILL

All the Company’s goodwill relates to its airport security segment. The change in goodwill during the year is as follows:

	2023	2022
Balance as of the beginning of the year	$646	$690
Goodwill acquired during the year	-	-
Impairment losses	-	-
Exchange rate effect	22	(44)
Balance as of the end of the year	$668	$646

At December 31, 2023 and 2022, the Company performed qualitative assessments to determine if it was more likely than not that the fair value of the reporting units exceeded its carrying values, including goodwill. The qualitative assessments indicated that it was more likely than not that the fair value exceeded the carrying value of the reporting unit.

During the years ended on December 31, 2023, 2022 and 2021, the Company recognized impairment charges of $0, $0 and $139, respectively.

NOTE 8 - NOTES PAYABLE – BANKS

United States of America

The Company’s U.S subsidiary secured a three-year credit facility with its primary bank in September 2023. The credit facility has a maximum borrowing base limit of $7,500. The borrowing base limitation is equivalent to: (i) 85% of eligible non-investment grade receivables and 90% of eligible investment grade receivables, plus (ii) 80% of direct labor payroll for the previous two pay periods plus 20%. The company is required to maintain a fixed charge ratio of 1.00. Borrowings on the credit facility are subject to interest at SOFR plus 2.65% and a minimum annual interest charge of $60. As of December 31, 2023, the Company has not yet borrowed funds under the credit facility and the unused available amount of the line is $7,500.

Europe

The Company has a credit arrangement in Sweden to provide it with up to 4,000 SEK ($398 as of December 31, 2023) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of December 31, 2023 and 2022, the Company had 2,098 SEK and 1,196 SEK ($209 and $115 as of December 31, 2023 and 2022) respectively in outstanding borrowings under the line of credit facility.

On November 2023, the Company entered into a loan agreement with a commercial bank in Spain to provide it with up to €1,000 ($1,099 as of December 31, 2023). Interest rate will be determined by the bank at the time the loan will be taken. The loan agreement expires in November 2024. As of December 31, 2023 the Company had no outstanding balance under the loan agreement.

During the year ended December 31, 2023 the Company has been taking from time to time revolving short term loans from the same commercial bank, of variable amounts. The loans ranged between €250 to €1,415 ($274 and $1,555 as of December 31, 2023) with interest rates between 5.25% to 5.90% and for periods between three to six months. On December 2023, an agreement with the commercial bank was extended, to provide loans up to €1,500 ($1,648 as of December 31, 2023). These loans can be used only for paying different taxes to the Spanish tax authorities. The interest rate is being determined at the time the loans are being taken. The loan agreement can be terminated by both sides at any time. As of December 31, 2023 there are no outstanding balances regarding those loans.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2023, 2022 and 2021, was 4.7%, 2.8% and 4.8% respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 9 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2023	2022
Accrued payroll and related costs	$27,887	$26,774
Accrued vacation	8,381	8,080
Deferred revenue	4,938	3,570
Advanced payments from a customer	5,051	-
Commitment to purchase shares from directors and officers	1,518	-
Other	4,695	3,283
Total accrued expenses and other current liabilities	$52,470	$41,707

NOTE 10 - DEBT TO A RELATED PARTY

Convertible Notes Payable to a Related Party

The Company had an agreement with an entity related to its main shareholder, to provide it with up to $2,000 in revolving loans through January 2024. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate of 2.5%. In connection with the arrangement, the holder was granted in May 2019 an option to convert up to $2,000 of the loan into maximum of 5,000,000 shares at a price of $0.4 per share. In October 2020, the entity converted $800 into 2,000,000 shares. In November 2023 the Company and the related party agreed to extend the length of the note until January 2026 and to adjust the terms of the option to convert the loan into maximum 5,000,000 shares at a price of $0.75 per share. As a result, an adjustment was made to the per share price of the 2,000,000 shares issued in October 2020 conversion, resulting in an amount of $700 of the loan derecognize with a corresponding increase to the additional paid in capital. See also note 18.

The Company’s weighted average interest during the years ended December 31, 2023, 2022 and 2021 is 2.5%, 2.5% and 7.10%, respectively.

Total interest expense related to the note is $21, $28 and $83 for the years ended December 2023, 2022 and 2021, respectively.

As of December 31, 2023, and 2022, convertible notes payable to this related party consist of $0 and $1,104, respectively.

NOTE 11 - OTHER LIABILITIES

Other liabilities are as follows:

	December 31,
	2023	2022
Deferred wage tax and social security (1)	$11,601	$15,824
Deferred VAT (1)	7,809	10,882
Severance pay liability	1,838	1,893
Deferred revenue	-	336
Other (2)	790	279
Total other liabilities	$22,038	$29,214

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 11 - OTHER LIABILITIES (CONTINUED)

(1)
Deferred VAT and deferred wage tax relate to measurements taken by the Dutch government, on which they postponed all VAT payable for the years 2021 and 2020 and all wage tax and social security payable for the months March – December 2021 to be paid in 60 instalments starting October 2022.

(2)
Including a 50 million Yen loan with a financial institution as a financial support in connection of COVID-19. The loan was provided in July 2020 for a period of five years with a variable interest of 0.21% - 1.10%. The long term balances as of December 31, 2023 and 2022 are $45 and $134, respectively.

NOTE 12 - REDEEMABLE NON-CONTROLLING INTERESTS

On July 3, 2019, AU10TIX entered into a Series A Preferred Subscription Agreement (the “Agreement”) with TPG Lux 2018 SC I, S.a.r.l (“TPG”), according to which AU10TIX issued 3,000,000 Series A Preferred Shares (“Series A Shares”) to TPG for a subscription price of US$60,000 in cash representing approximately 24% of the outstanding share capital of AU10TIX and 23.077% of the fully-diluted share capital of AU10TIX (see note 14). Transaction costs totaled $4,540 and were deducted from the redeemable non-controlling interests balance.

On November 7, 2019, AU10TIX entered into a Series A and Series A-1 Preferred Subscription Agreement with Oak HC/FT Partners II, L.P. (“Oak”), according to which AU10TIX issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares (“Series A-1 Shares” and together with Series A Shares – “the Preferred Shares”) to Oak for a subscription price of US$20,000 in cash representing approximately 7.401% of the outstanding share capital of AU10TIX and 7.143% of the fully-diluted share capital of AU10TIX. For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis: $19,537 and $461, respectively. Transaction costs totaled $1,513 and were deducted from the respective investment amounts.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 12 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights

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

Conversion Rights: The New Series A Preferred Shares are subject to conversion into Class A Ordinary Shares on a 1:1 basis (subject to adjustments for certain events affecting the capital of AU10TIX): (a) upon the written request by any Series A Holder; and (b) immediately prior to a qualifying IPO of AU10TIX (being an IPO where each Class A Ordinary Share is valued at not less than 150% of the Starting Price at the completion of the IPO, subject to adjustments for certain events affecting the capital of AU10TIX) (a “Qualifying IPO”). The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time upon the written request of a holder of Class B Ordinary Shares on a 1:1 basis, subject to adjustments for certain events affecting the capital of AU10TIX.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 12 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 12 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

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

The following table sets forth for the movement in the redeemable non-controlling interests:

	Year Ended December 31,
	2023	2022
Balance as of the beginning of the year	$89,974	$90,478
Net Income (loss)	3,490	(379)
Other Comprehensive Income - Translation adjustment	57	(15)
Other	-	(110)
Balance as of the end of the year	$93,521	$89,974

NOTE 13 - GOVERNMENTAL SUPPORT

During 2022 and 2021, governments in some of the countries in which we operate implemented the government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity. In the United States of America, the government has approved a payroll support of $0 and $15,918, for the years ended December 31, 2022 and 2021 to the American subsidiary of the Company. The American subsidiary recognized amounts of $0 and $16,925 as reduction of labor expenses for the years ended December 31, 2022 and 2021, respectively. For the year ended December 31, 2023 the Company did not receive any payroll support from the American government regarding COVID-19.

For the years ended December 31, 2022 and 2021, the Dutch government has provided financial assistance of €3,671 and €18,135 ($3,864 and $22,608 as of December 31, 2022 and 2021), respectively. The Dutch government terminated the support program in March 2022. For the year ended December 31, 2023 the Company did not receive any financial assistance from the Dutch government regarding COVID-19.

In the Netherlands wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed and have to be paid in 60 monthly installments, starting October 2022. The debt incurs annual interest starting July 2022 of 1% and increases every six months to a maximum of 4% starting on January 1, 2024 onwards. As of December 31, 2023 and 2022, the Company accumulated debt of €24,886 and €31,796 ($27,347 and $33,826 as of December 31, 2023 and 2022), respectively to the Dutch tax authorities.

In Germany, the employees are eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount. The Company applied for this support regarding COVID-19 starting from April 2020 to June 2021.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 14 - STOCK-BASED COMPENSATION

AU10TIX Limited, AU10TIX’s subsidiary, had a Stock Option Plan which reserved 500,000 shares of its common stock for its future issuance. Under the stock option plan, stock options may be granted to employees, officers, directors, consultants and service providers of the subsidiary at an exercise price as determined by the subsidiary’s board of directors with expiration terms of not more than ten years after the date such option is granted. Options granted under the plan generally vest over a period of four years.

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

The following is a summary of the AU10TIX Technologies B.V. stock options issued and outstanding:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term
Options outstanding as of December 31, 2022	368,875	$0.23	5 years
Options granted	584,500	0.96
Options exercised	-
Forfeited	(94,750)	0.79
Options outstanding, end of the year	858,625	$0.67	6 years

Options exercisable, as of December 31, 2023	389,500

As of December 31, 2023 and 2022 the non-vested options are 469,125 and 86,250, respectively.

During the years ended December 31, 2023, 2022 and 2021, there was $714, $513 and $350 of compensation expenses.

As of December 31, 2023 and 2022, the Company has $2,502 and $374, respectively of unrecognized compensation cost related to stock options.

In 2024 the Company is working to issue shares to employees that asked to exercise their options. As of May 1, 2024, 266,750 options will be exercised to shares.

NOTE 15 - OTHER INCOME (EXPENSES), NET

Other income (expenses) is summarized as follows:

	Year ended December 31,
	2023	2022	2021
Interest expense to related parties (see Note 10)	$(21)	$(28)	$(83)
Interest expense and other bank charges	(471)	(350)	(801)
Interest expense to tax authorities	(1,182)	-	-
Interest income	2,227	121	24
Foreign currency gain (loss)	362	723	60
Gain from sale of investments (see Note 4)	707	-	186
Loss from investment in I-SEC Korea (see Note 4)	-	(131)	-
Loss from QDD	-	(218)	-
Other income (expense)	(38)	(4)	77
Total other income (expense), net	$1,584	$113	$(537)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 16 - INCOME TAXES

The components of income (loss) before income tax benefit (expense) are as follows:

	Year Ended December 31,
	2023	2022	2021
The Netherlands	$2,164	$(11,419)	$(3,070)
Germany	828	4,317	11,658
United States of America	(1,620)	(3,621)	14,968
Spain	362	552	(2,052)
Israel	10,076	7,298	29,964
Other locations	506	(715)	(960)
Income (loss) before income tax expenses	$12,316	$(3,588)	$50,508

The current income tax expense from subsidiaries outside of the Netherlands is $2,299, $1,984 and $8,937, for the years ended December 31, 2023, 2022 and 2021, respectively. There current income tax expense for the Netherlands was $248, $0 and $0 for the years ended December 31, 2023, 2022 and 2021.

The deferred income tax benefit from subsidiaries outside of the Netherlands is $48, $135 and $331, for the years ended December 31, 2023, 2022 and 2021, respectively. There was no deferred income tax expense for the Netherlands for the years ended December 31, 2023, 2022 and 2021.

Additionally, tax benefits (expenses) from subsidiaries outside the Netherlands include $754, $203 and $(614), for the years ended December 31, 2023, 2022 and 2021, respectively, of tax related to previous years. There were no tax expenses related to previous years in the Netherlands for the years ended December 31, 2023, 2022 and 2021.

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022
Deferred tax assets:
Operating loss carry forwards	$10,812	$10,895
Interest expense carry forward	2,053	1,650
Capital loss carry forwards	-	114
Allowance for doubtful accounts	121	193
Tax credit carry forwards	560	560
Accrued expenses	95	171
Research and development expenses, net	1,363	1,340
Other	366	307
Total deferred tax assets	15,370	15,230
Deferred tax liabilities:
Depreciation of property and equipment	(162)	(210)
	15,208	15,020
Valuation allowance	(13,633)	(13,502)
Deferred tax assets, net	$1,575	$1,518

The ultimate realization of the net deferred tax assets in each jurisdiction the Company does business in is dependent upon the generation of future taxable income in that jurisdiction during the periods in which net operating loss carry forwards are available and items that gave rise to the net deferred tax assets become deductible. At present, the Company does not have a sufficient history of generating taxable income in the various jurisdictions it does business in, or positive expected core earnings to conclude that it is more likely than not that the Company will be able to realize its net deferred tax assets in the near future and, therefore, a valuation allowance was established for the carrying value of the net deferred tax assets, with the exception of few locations, which are currently generating taxable income. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of any portion of the valuation allowance.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 16 - INCOME TAXES (CONTINUED)

As of December 31, 2023, the Company has net operating losses carry forwards of $24,608 and carry forward interest of $4,901 in the Netherlands. These losses and interest can be carried forward and do not expire but starting 2023 the yearly utilization is limited to one million Euro per year, plus 50% of the excess taxable income. As of December 31, 2023, the Company has net operating loss carry forwards of $8,924 in the United States of America, which will expire in 2031 through 2037 except $3,060 which do not expire but can offset up to 80% of taxable income every year. In addition, in the United States, the Company has carry forward interest of $3,033 which can be carried forward and do not expire.

As of December 31, 2023, the Company has $560 in tax credits for the welfare to work and work opportunity programs in the United States of America that expire in 2024 through 2029.

During the years ended December 31, 2023 and 2022 the valuation allowance increased by $131 and $1,872, respectively.

The Company’s effective income tax rate differs from the Netherlands’ statutory rate of 25.8%, 25.8% and 25.0% for the years 2023, 2022 and 2021, respectively, as follows:

	Year Ended December 31,
	2023	2022	2021
Effective income (loss) tax benefit at statutory rate	$3,178	$(926)	$12,627
Rate differential	(1,365)	136	(2,915)
Non-deductible expenses	376	342	1,643
Adjustments to prior year tax losses	-	-	2,599
Changes in valuation allowance	131	1,872	(5,815)
Other	(575)	222	1,081
Income tax expense	$1,745	$1,646	$9,220

Uncertain tax positions

The Company is subject to income taxes in the Netherlands, and numerous foreign jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determine its provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. The Company establishes reserves for tax related uncertainties based on estimates of whether and the extent to which additional taxes will be due. These reserves are established when the Company believes that certain positions might be challenged despite evidence supporting the position. The Company adjusts this reserve in light of changing facts and circumstances, such as the outcome of income tax authority examinations. The provision for income taxes includes the impact of reserve positions and changes to reserves that are considered probable.

As of December 31, 2023 and 2022, there are $86 and $688 of unrecognized tax benefits, respectively, that if recognized would reduce the effective tax rate. Interest and penalties assessed by taxing authorities on an underpayment of income taxes are included as components of income tax provision in the consolidated statements of operations and comprehensive income.

A reconciliation of the Company’s unrecognized tax benefits is as follows:

	December 31,
	2023	2022
Balance at beginning of year	$688	$688
Additions based on tax positions taken in prior years	-	-
Additions based on tax positions taken in the current year	-	-
Reduction based on tax positions taken in prior years	(602)	-
Balance at end of year	$86	$688

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the years since 2017 are subject to examination in the Netherlands. In the United States of America, income tax returns for the years since 2020 are subject to examination. Income tax returns for the tax years since 2018 are subject to examination in foreign jurisdictions.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 17 - RELATED PARTY TRANSACTIONS

An entity related to one of the Company’s Supervisory Board members provide legal services to the Company. Legal expense related to these services is $46, $54 and $59 for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company engages the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling and management services to the authentication technology segment. The Company incurred expenses of $929, $1,329 and $1,710 for such services for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, and 2022 the outstanding balances due for these services were $402 and $716, respectively, included in accrued expenses and other current liabilities. In addition, the individual serves as a board member of the Company and was paid an amount of $36, $38 and $38 as board fees, for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company engages the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling services to its authentication technology segment. The Company incurred expenses of $176, $155 and $148 for such services for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company engages the services of an individual which is a family member of the Chairman of the Board, to provide services as a Managing Director of the Company. The Company incurred expenses of $468, $386 and $286 for such services for the years ended December 31, 2023, 2022 and 2021, respectively.

The Chairman of the board, who is related to a trust which is an indirect main shareholder of the Company, receives annual compensation of $50 for his services as chairman. In addition, in 2023, 2022 and 2021, the Company incurred salary expenses of $103, $112 and $117, respectively for the services he provides to AU10TIX.

The Company engaged the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling and administrative services to its authentication technology segment. The Company incurred expenses of $341 $340 and $0 for such services for the years ended December 31, 2023, 2022 and 2021, respectively. In addition, the individual serves as a board member of the Company, and was paid an amount of $38, $36 and $38 as board fees, for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company engages the services of an individual who is a family member of a beneficiary of a trust which is an indirect main shareholder of the Company, to provide certain administration services. The Company incurred expenses of $114, $139 and $141 for such services for the years ended December 31, 2023, 2022 and 2021, respectively.

In May 2019, the Company engaged the services of Arrow (see note 4) to provide some administrative services. The Company incurred expenses of $0, $119 and $286 for such services for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company has an agreement with an entity which is related to the a main shareholder of the Company to provide it with revolving loans (see note 10).

As of December 31, 2023, the Company included a liability for a purchase of shares from certain directors and officers of the Company in the amount of $1,518 with a corresponding reduction to shareholders deficiency plus payment of previous issuances (see note 18).

NOTE 18 - COMMITMENTS AND CONTINGENCIES

Letters of Credit and Guarantees

As of December 31, 2023, the Company has $7,215 in outstanding letters of credit and guarantees. Letters of credit and guarantees are being secured either by the same amounts in restricted cash with commercial banks (see note 2) or with deposits provided to customers which serve as cash collateral in order to guarantee the performance and quality of services provided to the customers.

As of December 31, 2023, the Company has commercial guarantees of €1,700 ($1,868 as of December 31, 2023) which is not secured by restricted cash or deposits provided to customer. The guarantee is part of an agreement between the Company and one of its customers in order to guarantee the performance and quality of the services provided to that customers.

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

Inquiry Proceedings

In June 2021, a minority shareholder initiated inquiry proceedings by requesting the Enterprise Chamber of the Amsterdam Court of Appeal to order an inquiry into seven aspects of the policy and affairs of the Company that have been previously disclosed by the Company in its periodic filings with the SEC for the fiscal years 2020 and 2019. In June 2022, the Enterprise Chamber rendered its judgment and (i) it accepted the Company’s defense on all items except two and ordered an investigation into those two aspects of the policy and affairs of the Company, being (a) the issuance of shares to directors and certain employees at USD 0.40 in May 2019 (the May 2019 Issuance) and (b) the adjustment of the conversion price under a convertible shareholder loan to USD 0.40 in May 2019 (the May 2019 Adjustment of the Issue Price), and (ii) appointed an investigator for this purpose.

Following the appointment of the investigator, the Company has completed an internal examination on the relevant subjects and provided the relevant findings to the investigator. In November 2023 the investigator concluded that (i) certain aspects of the Company’s corporate governance and (ii) certain procedural aspects of the decision-making according to Dutch law on (a) the May 2019 Issuance and (b) the May 2019 Adjustment of the Issue Price were flawed. The investigator suggested several alternatives to correct these flaws and as a result, the Company has agreed to the following based on discussions with the Investigator and his recommendations:

(i)	to bring more balance to the supervisory board by adding a new independent supervisory board member who is particularly attentive to the interests of minority shareholders and mindful of Dutch law;

(ii)	to undo the May 2019 Issuance due to the flaws in procedural aspects of the decision-making; and

(iii)	to undo the May 2019 Adjustment of the Issue Price due to the flaws in in procedural aspects of the decision-making.

In line with these recommendations the Company:

(i)
ratified the resolutions on the May 2019 Issuance and the May 2019 Adjustment of the Issue Price, which have been approved by the General Meeting during the 2023 annual general meeting held on 20 December 2023;

(ii)	has in accordance with Section 2:80(1) of the Dutch Civil Code called in the amounts not yet fully paid in under the previous years issuances from the relevant shareholders totaling $514.

(iii)
it approved the repurchase of shares issued under the May 2019 Issuance for the same price they were issued and by that the issuance will be undone. The Company will repurchase those shares as soon as the financials of the Company allow according to Dutch law. As of December 31, 2023, the Company included a liability for this purchase in the amount of $1,518 in its balance sheet with a corresponding reduction to shareholders deficiency.

(iv)	has reverted the May 2019 Adjustment of the Issue Price so that the option price for the conversion option is $0.75 per share.;

(v)	has strengthened the supervisory board by appointing a Dutch board member, who has knowledge of Dutch law; and

(vi)	has been and will continue to further strengthen its corporate governance through the amendment of its constitutional documents.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 18 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (Continued)

In addition, during the year ended December 31, 2023 the Company has (i) ratified the resolutions on the issuance of shares to directors and certain employees in April 2018 and October 2018, which have been approved by the General Meeting during the 2023 annual general meeting held on 20 December 2023, and (ii) in accordance with Section 2:80(1) of the Dutch Civil Code called in the amounts not yet fully paid in under the share issuances to directors and certain employees in September 2016 and December 2018 from the relevant shareholders.

Following the filing of the investigation report with the Enterprise Chamber in November 2023, the relevant minority shareholder has filed three new requests with the court, two of which the Enterprise Chamber already dismissed in full at the end of March 2024. The hearing of the third request, which is a request to establish mismanagement on the basis of the investigation and to order certain definitive measures at the Company is scheduled for mid-September 2024 and the Company has the opportunity to file a written statement of defense beforehand.

Inquiry proceedings revolve around corporate governance disputes and no formal liability can be established or damages can be claimed in such proceedings.

Agency Agreement

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3,000 ($3,297 as of December 31, 2023).

Employment Agreement

In December 2022, the Company entered into an employment agreement with a third party to serve as the CEO of one of the Company’s subsidiaries. The annual target bonus is equal to 10% of the EBIDA (excluding the applicable taxes) of that subsidiary.

NOTE 19 - SEGMENT AND GEOGRAPHICAL INFORMATION

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 19 - SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The operating results of these reportable segments are regularly reviewed by the chief operating decision.

	Corporate	Airport Security	Other Aviation Related Services	Authentication Technology	Total
Year ended December 31, 2023:
Revenue	$-	$309,335	$66,463	$55,744	$431,542
Depreciation and amortization	5	904	307	1,463	2,679
Net income (loss)	(3,311)	2,577	14	11,291	10,571
Goodwill	-	668	-	-	668
Total assets	17,740	81,733	19,325	78,298	197,096

Year ended December 31, 2022:
Revenue	$-	$224,037	53,954	$46,986	$324,977
Depreciation and amortization	71	779	286	1,318	2,454
Net income (loss)	(2,921)	1,128	(2,229)	(1,212)	(5,234)
Goodwill	-	646	-	-	646
Total assets	8,698	82,016	25,072	68,847	184,633

Year ended December 31, 2021:
Revenue	$-	$217,463	$36,224	$71,247	$324,934
Depreciation and amortization	75	939	167	880	2,061
Net income (loss)	(2,020)	7,202	14,710	21,396	41,288
Goodwill	-	690	-	-	690
Total assets	10,349	84,923	27,502	73,106	195,880

The following table sets forth, for the periods indicated, revenue generated from customers by geographical area based on the geographical location of the customer’s invoicing address:

	Year Ended December 31,
	2023	2022	2021
Germany	$114,176	$111,826	$126,367
United States	99,765	88,333	94,743
The Netherlands	101,512	63,842	52,165
Spain	82,217	39,448	30,946
Other countries	33,872	21,528	20,713
Total revenue	$431,542	$324,977	$324,934

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization, by country:

	December 31,
	2023	2022
Germany	$510	$384
United States	696	683
The Netherlands	482	488
Spain	120	135
Other countries	3,386	4,586
Total property and equipment, net	$5,194	$6,276

Property and equipment, net, in other countries include $3,125 and $4,216 property and equipment in Israel, as of December 31, 2023 and 2022, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 20 - SUBSEQUENT EVENTS

On March 2024, the Company entered into a factoring agreement with the same commercial bank to provide it up to €3,000 ($3,297 as of December 31, 2023). The arrangement is linked to one of the service contracts that the Company provides to one of its customers. The maximum amount provided by the bank cannot exceed 75% of the monthly invoice for that customer. The factoring agreement will be end in April 2025, unless the service contract with the customer is extended. Borrowings under the factoring agreement bear interest at one month Euribor plus 0.6%. The Company is also subject to a 0.2% fee for every withdrawal under the agreement.

On April 2024, AU10TIX has declared a dividend of $10,000 to its shareholders of which $6,751 will be paid to ICTS and 3,249 will be paid to other shareholders of AU10TIX (see notes 12 and 14).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(In thousands, except share data)

Valuation and Qualifying Accounts

	Beginning of year	Charges to Costs and Expenses	Charges to other accounts	Deductions	End of Year
Allowance for doubtful accounts (1):
Year ended December 31, 2021	$690	864	(563)	-	$991
Year ended December 31, 2022	$991	409	(192)	-	$1,208
Year ended December 31, 2023	$1,208	545	(994)	-	$759

Allowance for net deferred tax assets:
Year ended December 31, 2021	$17,445	-	-	(5,815)	$11,630
Year ended December 31, 2022	$11,630	-	1,872	-	$13,502
Year ended December 31, 2023	$13,502	-	131	-	$13,633

(1) Write-off net of recoveries for the allowance for doubtful accounts.