Form 20-F
period 2024-12-31
ICTS INTERNATIONAL N V
filed 2025-05-13
CIK 1010134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Common Stock, par value 0.01 Euro per share

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

YES ☐          NO ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

When used in this Form 20-F, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimates”, “project”, “intend” and similar expressions are intended to identify Forward-Looking Statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any Forward-Looking Statements are not guarantees of future performance and are subject to risks and uncertainties and those actual results may differ materially from those included within the Forward-Looking Statements as a result of various factors.

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.          Offer Statistics and Expected Timetable

Not Applicable

Item 3.          Key information

Operations

ICTS International N.V. (“ICTS”) was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or the “Company”) operate in three reportable segments: (a) airport security (b) other aviation related services and (c) authentication technology. The Company also incurs general corporate expenses and costs which are not allocated to the reportable business segments but have been included in the “unallocated corporate” component which does not generate revenue and contains primarily non-operational expenses. The airport security segment includes the I-SEC International group. The airport security segment provides security services primarily to airlines and airport authorities in Europe.  The other aviation related services segments include Huntleigh USA. The other aviation related services segment provides various services to airlines within airports in the United States of America. The authentication technology represents the AU10TIX Technologies group. The authentication technology segment provides authentication services to financial and other companies, predominantly in the United States of America.

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

For the year ended December 31, 2022, the Dutch government has provided financial assistance of €3.7 million ($3.9 million as of December 31, 2022) regarding COVID -19. The Dutch government terminated the support program in March 2022. For the years ended December 31, 2024 and 2023, the Company did not receive any financial assistance from the Dutch government regarding COVID-19.

In the Netherlands wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed and were to be paid in 60 monthly installments beginning October 2022. Beginning July 2022, the debt incurs annual interest of 1% and increases every six months to a maximum of 4% from January 1, 2024. As of December 31, 2024 and 2023, the Company accumulated debt of €18.2 million and €24.9 million ($19.0 million and $27.3 million as of December 31, 2024 and 2023), respectively, to the Dutch tax authorities.

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

On June 28, 2021, TPG, Oak, GF GW LLC (“GF”) and AU10TIX, entered into a Sale and Purchase Agreement (the “SPA”), pursuant to which Oak and GF purchased preferred shares in AU10TIX from TPG.  In connection with the SPA, (i) such parties and ICTS entered into an amended and restated shareholders agreement and an amended and restated registration rights agreement and (ii) AU10TIX’s Articles of Association (the “Articles”) were amended by a deed of amendment. Following the completion of the sales and purchases contemplated by the SPA: (i) ICTS owned 68.69% of the outstanding share capital of AU10TIX in the form of Class B Ordinary Shares; (ii) Oak owned 12.87% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; (iii)  GF owned 10.93% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; and (iv) TPG owned 7.51% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares.  In addition, AU10TIX has an option plan which grants rights to subscribe for up to 1,000,000 class A ordinary shares.

 The following table summarizes certain balance sheet data for the Company at December 31, 2024, 2023, 2022, 2021 and 2020:

	(U.S. Dollars in Thousands)
	December 31,
	2024	2023	2022	2021	2020
Cash and cash equivalents	$64,668	$55,222	$50,937	$88,753	$51,602
Restricted cash	2,858	9,766	15,867	14,699	9,472
Bank deposits	18,083	34,002	24,568	-	-
Total current assets	161,133	176,557	155,483	174,562	116,554
Total assets	185,782	197,096	184,633	195,880	140,388
Total current liabilities	79,190	80,495	68,326	60,887	59,334
Other liabilities	13,966	22,038	29,214	40,867	25,684
Total liabilities	101,452	106,178	105,019	111,234	95,551
Redeemable non-controlling interests	90,737	93,521	89,974	90,478	75,322
Shareholders' deficit	6,407	2,603	10,360	5,832	30,485

The following table summarizes certain statement of operations data for the Company for the years ended December 31, 2024, 2023, 2022, 2021, and 2020:

	U.S. Dollars in Thousands Year ended December 31,
	2024	2023	2022	2021	2020

Revenue	$483,310	$431,542	$324,977	$324,934	$248,419
Cost of revenue	413,469	351,558	261,181	209,771	196,569
GROSS PROFIT	69,841	79,984	63,796	115,163	51,850
Operating expenses:
Research and development	14,372	12,325	13,601	12,114	6,541
Selling, general and administrative	61,249	56,927	53,799	50,882	37,239
Goodwill impairment	-	-	-	139	-
Total operating expenses	75,621	69,252	67,400	63,135	43,780
OPERATING INCOME (LOSS)	(5,780)	10,732	(3,604)	52,028	8,070
Equity Income (loss) from investment in affiliates	-	-	(97)	(983)	(790)
Other income (expenses), net	1,427	1,584	113	(537)	(1,288)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(4,353)	12,316	(3,588)	50,508	5,992
Income tax benefits (expenses)	452	(1,745)	(1,646)	(9,220)	(590)
NET INCOME (LOSS)	(3,901)	10,571	(5,234)	41,288	5,402
Net income (loss) attributable to non-controlling interests	331	3,490	(509)	6,481	999
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(4,232)	$7,081	$(4,725)	$34,807	$4,403

BASIC NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE
Net income (loss)	$(0.11)	$0.19	$(0.13)	$0.66	$0.12

Basic weighted average number of shares	37,433,333	37,433,333	37,433,333	37,433,333	35,827,854

DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE

Net income (loss)	$(0.11)	$0.18	$(0.13)	$0.61	$0.11

Diluted weighted average number of shares	37,433,333	39,423,506	37,433,333	40,237,340	38,424,718

Risk Factors

You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks are realized, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

Labor Concerns

Our subsidiaries operate in many different jurisdictions in Europe, the United States of America and Asia and are therefore subject to the different labor laws of such jurisdictions. Any changes in such laws, for example, the establishment or change of minimum wages, could have an adverse effect on the business of the Company.

In addition, some of our employees are covered by collective bargaining agreements with unions. Such collective agreement detail, inter alia, financial and non-financial entitlements to our employees that effect our financial results. Relationship with unions, including work stoppages or changes in work rules, could have an adverse impact on our financial results.

In some jurisdictions and subject to legislation related to employees’ entitlements during sick leave, increase in employees’ sick rate could have an adverse impact on our financial results. Lack of manpower and/or employees’ turnover may lead to additional costs. As an example, recruitment and training cost, and therefore an increase in employees’ turnover rate could have an adverse impact on our financial results.

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

Potential Liability Claims

From time to time, lawsuits have been commenced against the Company or its subsidiaries usually claiming injury or damage to property. In addition, labor related issues, such as employee dismissal, may lead to labor disputes. Most of these claims are covered by insurance. In the event such claims are not covered by the insurance, there could be an adverse impact on the Company.

Our Contracts with Airports or Airlines may be Cancelled or not Renewed

Our revenues are primarily provided from services pursuant to contracts, which are cancellable on short notice at any time with or without cause. We cannot assure you that existing clients won’t terminate our contracts or that we won’t renew our contracts. In some jurisdictions and operations, contracts are subject to a tender detailing, inter alia, participation terms, cap pricing and award criteria. In addition, consolidation in the airline industry could also result in a loss of customers. Any such termination, failure to renew a contract with us and/or failure in tenders could have a material adverse effect on our results of operations and financial condition. If our relationships with our major customers are impaired there may be a material adverse effect on our results of operations and financial condition. Our major customers include airports in Europe and major airlines servicing the United States of America. The aviation industry might encounter difficulties which may have a material adverse impact on our business.

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

Results from Operations

The Company incurred a net income (loss) of $3.9 million, $10.6 million and $(5.2) million in 2024, 2023 and 2022, respectively. The 2022 loss includes a special grant provided by the Dutch government as COVID-19 assistance to the Company. The Company has a shareholders’ deficit of $6.5 million and $2.6 million as of December 31, 2024 and 2023, respectively. If we are unable to obtain new service contracts, increase revenues, increase profitability and reduce the Company’s shareholders deficit, our financial condition and results of operations might be affected and our share price may decline.

Loans from Third Parties

Our financing activities have consisted in the past of loans from banks and other third parties. Currently, three of the Company’s subsidiaries have a line of credit and loan facilities and factoring agreements, while the Company is looking for additional lines of credit for other of its subsidiaries. There is no assurance that third parties will provide loans to the Company and even if loans are made, there is no assurance that the terms will be favorable to the Company.

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

Cyber Security Measures

We rely on computer systems and information technology in our business and have established security programs for protection. We might be the target of attempted cyber and other security threats and despite our security measures, our systems might be vulnerable to interruption or damage from computer hackings, viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, social engineering or other malicious activities or any combination of the foregoing. The Company has in place policies and procedures to identify and manage cybersecurity risks. We must continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. Insider or employee cyber and security threats are increasingly a concern for all companies including ours. It is not possible to determine the cost to the Company in the event of a cyber security incident because costs are a function of the size and nature of the incident. For more information see item 5 – Operating and Financial Review and Prospects in this 20F report for additional information on cybersecurity.

Use of Artificial Intelligence

We have increasingly integrated artificial intelligence (“AI”) technologies into certain aspects of our authentication technology operations, including customer support, internal process automation, and business analytics, in addition to developing our own AI models and capabilities. While AI contributes to improved efficiency and scalability, its use presents several risks. The evolving regulatory landscape surrounding AI, including potential restrictions on data usage, transparency, and accountability, may limit our ability to deploy or expand these technologies. In addition, AI systems can produce inaccurate or biased outputs, which may lead to operational errors, reduced service quality, or reputational harm. We also rely on third-party AI platforms and services, exposing us to risks related to availability, intellectual property rights, and compliance with applicable laws and ethical standards. If we fail to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected.

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

Operations in International Environments Risk

The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations including economic and/or political instability, conflict, trade restrictions, wars and strikes. Such risks can cause the Company to have significant difficulties in connection with the sale or provision of its services in international markets and have a material impact on the Company's consolidated financial position, results of operations and cash flows.

Our R&D facility is located in Israel and currently remain largely unaffected following the war declared in Israel and the military activity in the region. However, the duration, severity and global implications of these and other geopolitical conflicts that may arise in the future, cannot be predicted at this time and could have an effect on our business if our employees who are military reservists are called to active military duty, and if the war impacts the economic, social and political stability of Israel.

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

Legislation Designed to Protect Privacy Rights

From time to time, personal identity databases and technologies utilizing such databases have been the focus of organizations and individuals seeking to curtail or eliminate the use of personal identity information technologies on the grounds that personal information and these technologies may be used to diminish personal privacy rights. In the event that such initiatives result in restrictive legislation, the market for our products may be adversely affected. In addition, in the event that the Company fails to comply with legislation designed to protect privacy rights, the market for our products may be adversely affected.

Licenses for Operations

A license to operate is required by the airport authority in the airports in which we currently operate. The loss of, or failure to obtain, a license to operate in one or more of such airports could result in the loss of existing clients or the inability to compete for contracts in the airports in which we currently have licenses or limit our growth in new airports.

Poor Economic Conditions

Poor economic conditions could adversely affect our business. Deterioration in the global economic environment may result in decreased demand for our services. Weakening economic conditions could also affect our customers, which may result in redirection of their request for our services.

Inflation

In some of the last years, record levels of inflation have resulted in significant volatility and disruptions in the global economy. In response to rising inflation, central banks in the markets in which we operate, including the United States Federal Reserve, have tightened their monetary policies and raised interest rates, and such measures may continue if there is a period of sustained heightened inflation. Higher interest rates and volatility in financial markets could lead to additional economic uncertainty or recession. Increased inflation rates have increased our operating costs, primarily labor costs. There is no assurance that we will be able to promptly increase our pricing to offset our increased costs, or that our operations will not be materially impacted by rising inflation and its broader future effect on the markets in which we operate. We have implemented certain measures in response to such inflation pressures, including negotiating with major customers for reimbursement for salary increases following the inflation adjustments in the employees’ salaries. There is no assurance that we will be fully or partly successful in those negotiations. In addition, the Company has loan facilities, factoring agreements and a line of credit for three of its subsidiaries. The increased interest rates will increase the Company's financing costs. We are continuing to monitor the effects of inflation on our business performance and financial condition. However, we cannot accurately predict whether we will be able to effectively and timely mitigate their impact on our business.

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

Limitations in Price Share

The market price of our common stock may from time to time be significantly affected by a large number of factors, including among others, variations in our operating results, the depth and liquidity of the trading market for our shares and differences between actual results of operations and the results anticipated by investors and securities analysts. Many of the factors which affect the market price of our common stock are outside of our control and may not even be directly related to us. The market price of our common stock may be volatile and the volume may be low, which may make it more difficult for you to sell your shares.

Main Shareholders

As of May 1st, 2025, the MacPherson Trust, its beneficiaries and Mr. M.J. Atzmon, own or control together approximately 74.0% of our issued and outstanding common stock (excluding conversion rights). Mr. Atzmon, the Chairman of the Supervisory Board, disclaims any benefit or interest in the MacPherson Trust. As a result of such ownership and conversion rights, the MacPherson Trust and its beneficiaries together with Mr. Atzmon are able to significantly influence and/or control all matters requiring shareholder approval including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

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

In February 2005, the Company decided to re-enter the European aviation security market. In March 2005, the Company established a wholly owned subsidiary, I-SEC International Security B.V. and Subsidiaries (“I-SEC”), under which all the airport security activities provided by ICTS are operated. Thereafter, I-SEC established new subsidiaries throughout Europe and the Far East.

Other Aviation Related Services Businesses

The Company provides other aviation related services in the United States of America through its subsidiary Huntleigh U.S.A. (“Huntleigh”).

Authentication Technology Business

Our technology business is primarily involved in the services of authentication security to financial and other companies, mainly in the United States of America and Europe through its subsidiary AU10TIX (the Company holds 67.51% of AU10TIX as of December 31, 2024).

Business Overview

General

ICTS provides the following services through its subsidiaries:

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

Business Strategy

We are currently pursuing the following business strategy:

Aviation Security and Critical Infrastructure Operations in Europe and the Far East

Through the I-SEC subsidiaries, we supply aviation and other high-end security services to airports, airlines, governments and critical infrastructure facilities in Europe and the Far East. Currently, I-SEC provides aviation security services to two out of the five largest airports in Europe. I-SEC is focused on the critical infrastructure operations in the countries where we are present that are adjacent to our core business (airports, airlines, cargo). I-SEC is continuously looking for ways to extend its operations mostly in its existing locations.

Other Aviation Related Services in the United States of America.

Through Huntleigh, we provide limited security services and non-security other aviation related services in the United States of America. Huntleigh is continuously looking for ways to extend its operations in new and existing locations.

Developing Authentication Technologies

Through AU10TIX, we are focusing on developing authentication technologies in order to provide authentication services to financial and other markets worldwide. AU10TIX is continuously looking for ways to extend the services it provides worldwide, both to new and existing customers.

Services

Services Offered in Europe and the Far East

I-SEC specializes in the provision of advanced aviation security services worldwide. These include services in four fields: Airports, Airlines, Cargo and General (High-risk) Security. Furthermore, I-SEC offers Consulting, Training, Auditing and Technology in all those fields.

The Company benefits from the broad know-how and international operational experience it has acquired in more than three decades of intensive activity in the field of aviation security. I-SEC’s management and key personnel are widely recognized in the industry as developers of pioneering aviation security solutions, methods and technologies, focusing on airport security and high-risk environments. With its highly skilled and experienced professional staff supported by proprietary technological innovations, I-SEC is ideally positioned to deliver cost-effective aviation security solutions and services to airports and airlines with varying operational volumes and needs.

I-SEC has operations in The Netherlands, Germany, Spain, Italy, Denmark, Sweden and Japan.

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

I-SEC Aviation Security Services

Airports:

I-SEC offers a wide range of services to airports. These services include Security Screening of passengers as well as hold baggage, vehicles and employees and are performed at the highest level for its clients. The Company trains its staff to perform screening at checkpoints, both efficiently and effectively, fully complying with regulatory and client requirements on one hand and focusing on hospitality and customer service requirements on the other hand.

Upon clients’ requirements, the services may be extended to cover behavior detection on crowds and queues while at all times maintaining passenger privacy and confidentiality in accordance with all relevant regulations issued by both the US and EU regulators. Furthermore, I-SEC is actively engaged in delivering Perimeter guarding, CCTV surveillance and Vehicle marshalling if required.

Services related to Airports:

•	Security Screening:
o	Passenger and hand luggage
o	Hold baggage
o	Employees / Staff
o	Access control and vehicles
•	Behavior detection on crowds and queues
•	Perimeter guarding / patrolling
•	CCTV surveillance and/or alarm resolution
•	Vehicle marshalling

Airlines:

Delivering services to airlines requires a high proficiency in security services combined with hospitality requirements of the client, operational processing and knowledge of regulatory requirements from international authorities (e.g. TSA) and authorities at the location of the operations. I-SEC is well equipped to deliver a wide variety of such integrated services linking security with customer service. I-SEC’s performance is based on numerous years of experience and expertise and fully complies with all local, national and international regulatory requirements. Included in I-SEC’s offerings are many customer service functions enabling airlines to improve customer services while reducing manpower needs and operational costs.

Services related to Airports:

a.	Above Wing Services:

•	Security:
o	Security interviewing
o	Behavior detection
o	Escort of valuables and weapons
•	Handling (Check-in, Ticketing, Boarding, etc)

b.	Below Wing Services:

•	Ramp guarding
•	Door guarding
•	Interior and exterior searches
•	Catering guarding
•	Bag room guarding
•	Selectee search

Cargo Security

I-SEC provides a range of services that focuses on screening of air cargo for global forwarding companies and Cargo Centers applying only the highest standards. The Company supports not only related services but also implements dedicated security programs, trains the client’s staff and management team and deploys explosives detection dogs to support the efficient screening of goods.

Services related to Cargo:

•	Cargo Screening
•	Explosives Detection Dogs
•	Access control (Guard duties and airside gate checks)
•	Vehicle marshalling

General (high-risk) Security:

The requirements, especially in the EU, for a higher degree of security in Critical Infrastructure has led I-SEC to offer its services in these areas as well. I-SEC delivers a variety of services which are similar to those offered to airports and airlines stemming from a different legal requirement and based on a different regulatory framework. I-SEC’s professionalism and experience in these fields establish an advantageous position for I-SEC to offer general security services worldwide.

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

The identification of the risks relevant to the particular site or operation, and the grading according to their potential damage and probability enables I-SEC to develop security solutions that effectively deal with these risks. I-SEC security experts possess broad experience in the design and development of modular aviation security systems which are customized to meet local needs as well as complying with international standards. For over three decades, I-SEC specialists have been assisting their clients implement and assimilate proven work methods and security solutions designed on the basis of extensive know-how and experience and tailored to meet their specific needs.

Furthermore, I-SEC’s expert security consultants specialize in the performance of airport security surveys and audits. Surveys can range from individual aspects of airport security to comprehensive, all-encompassing operations. Special attention is put on the verification of compliance with applicable regulation and the presentation of recommendations regarding any amendments that may be required. As security systems are only effective if they continue to address existing and anticipated threats and to fully comply with international, national and local regulatory requirements, periodical aviation security audits are of vital importance. I-SEC experts possess vast international experience in the performance of such audits and the resulting recommended steps to ensure full compliance and suitability of the aviation security system.

Aviation Security Technology

In the interest of enabling clients to maintain the required level of security while reducing operational costs, I-SEC utilizes several innovative, proprietary products.

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

Services Offered in the United States of America

As of December 31, 2024 Huntleigh provides limited aviation security services and other aviation related services at approximately 31 airports in 22 states.

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

Guard Services

Guard services involve guarding secured areas including aircraft. Huntleigh also provides guard services to schools, places of worship, homeowners association, events, etc. In addition, Huntleigh provides camera security monitoring services.

Queue Monitors

Huntleigh provides queue monitors assisting passengers before the checkpoint.

Aircraft Cleaning

Huntleigh provides employees who perform aircraft cleaning services such as:

•     Cleaning the aircraft interior
•     Conducting cabin searches
•     Waxing the aircraft exterior

Janitorial

Huntleigh provides janitorial services to airline airport offices, airline terminal areas, airline gates and office buildings.

Shuttle Service

Huntleigh provides shuttle services to airline crews between hotel and airport.

Skycap Services Provider

A skycap assists passengers with their luggage. Located at the curb side of the check-in at airports, a skycap checks in passengers’ luggage and screens passengers for security requirements established by the TSA. A skycap also assists arriving passengers with transporting luggage from the baggage carousel to ground transportation or other designated areas.

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

Baggage Handling Services

Huntleigh provides employees who move passengers’ baggage from the check-in counter to screening machines and/or vice versa, move oversized baggage from check-in to appropriate bag belts and move the baggage which was not collected by passengers to a Baggage Service Office (BSO).

VIP Meet and Greet Services

Huntleigh provides VIP passenger meet and greet services transitioning through the airport on arrival and or departure.

Equipment for Passengers with Restricted Mobility

In December 2019, Aviation Mobility Solutions Inc. a subsidiary of Huntleigh, was formed in order to find, evaluate and deliver new and innovative products for passengers with restricted mobility. Equipment examples are: E-mobby, Multi Mobby and Mobby wheelchairs.

Authentication Systems and Solutions

AU10TIX, an identity management company, has as its mission to obliterate fraud and further a more secure and inclusive world. The Company provides critical, modular solutions to verify and link physical and digital identities so businesses and their customers can confidently connect. Over the past decade, AU10TIX has become the preferred partner of major global brands for customer onboarding and customer verification automation and continues to work on the edge of what’s next for identity’s role in society. AU10TIX’s proprietary technology provides results in less than 8 seconds, enabling businesses to onboard customers faster while preventing fraud, meeting compliance mandates and, importantly, promoting trust and safety.

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

AU10TIX technology is designed for security-sensitive and business-sensitive environments such as airports, border control, financial services, etc., which require hi-resolution document imaging, auto image optimization, auto-classification of documents up to version level, extraction of readable + encoded content including MRZ lines and barcodes. The automated technology provides real-time verification of both data and visual elements across multi-factor identity verification. It offers immediate, detailed exception alerts, supports integration with chip and barcode readers, enables biometric input processing and allows queries against databases and watchlists

AU10TIX’s core IDV engine along with products like the Identity Verification Suite, KYB solution, and Digital services, automates all essential components of KYC and KYB initiation in regulated markets including ID document authentication, face matching, Proof-Of-Address processing, identity data verification and screening (eIDVS), and business and UBOs verification.

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

AU10TIX is relevant for a variety of commercial and government global markets many of which are required to comply with KYC/AML regulations. The technology can be integrated with additional Identity Data Verification and Screening (eIDV/eIDVS) as a client or 3rd party augmented service or seamlessly integrated into AU10TIX’s ID verification and POA handling components, enabling automated submission of customer data to the required person and address verification services, as well as screening services such as PEPs & Sanctions, watchlists, etc., through a single API call.

Artificial Intelligence

Artificial intelligence is expected to play an increasingly important role in shaping the identity authentication market and our strategic direction.  The widespread adoption of AI in the identity space may intensify competition. It may also create demand for hybrid solutions - such as combining human review with AI screening - for high-assurance use cases. Our ability to adapt our offerings, integrate advanced AI tools and continue developing and improving our AI models and capabilities responsibly and maintain trust in our systems might be material to sustaining our competitive position and meeting evolving customer expectations.

Target Markets

Key markets for AU10TIX are financial services including banking, insurance, payments, wallets, money transfer, lending, remittance, online investments, trading and forex, cryptocurrency exchanges, rental services, sharing economy, professional services, telecommunications and social media, etc.

Investments

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2024, and 2023 is as follows (in thousands):

		December 31,		December 31,
		2024		2023
	Measurement Method	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
Manuka, Inc. (Previously Artemis Therapeutics, Inc.) (1)	Measurement alternative	$-	Less than 1%	$-	Less than 1%
Mesh Technologies, Inc. (2)	Measurement alternative	36	Less than 1%	36	Less than 1%
Arrow Ecology & Engineering Overseas (1999) (3)	Equity method	0	22.6%	0	22.6%
GreenFox Logistics LLC. (2)	Measurement alternative	100	Less than 1%	100	Less than 1%
SardineAI Corp. (2) (4)	Measurement alternative	8	Less than 1%	8	Less than 1%
Silver Circle One (2)(5)	Measurement alternative	58	Less than 1%	38	Less than 1%
Justt Fintech Ltd (previously Acrocharge Ltd) (2)	Measurement alternative	50	Less than 1%	50	Less than 1%
Nilus OS Ltd (2)	Measurement alternative	25	Less than 1%	25	Less than 1%
Total investments in unconsolidated subsidiaries and affiliates		$277		$257

(1)
The market value of the Company’s investment in MNKA as of December 31, 2024, and 2023 is $0 and $9 thousands, respectively. The Company evaluated the stock price of MNKA but as MNKA share price is low, the number of shares that are being traded is thin and as MNKA still does not have any material revenue or profitable operations, the Company previously determined that the value of the investment is impaired and accordingly, valued the investment at zero

(2)	Private, closely held company, with no active market for the investment. Therefore, the Company applies the measurement alternative and measures the investment at cost minus impairment.

(3)
The investment includes few types of shares representing 22.6% of Arrow’s equity and shareholders loans ($4.1 million stated value less $2.4 million allowance for credit losses, which have not changed since the acquisition).

(4)
The Company has an agreement with an entity related to its main shareholder, according to which, if the value of the investment decrease, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $1.7 million. The guarantee is effective immediately as of the date of purchase and terminates on January 1, 2027. Some Directors, managers and shareholders of Arrow are related parties of the Company.

(5)	The Company suspended its use of the equity method to accounting for this investment in 2023 after its investment balance was reduced to zero.

(6)	On January 2023, the Company sold approximately 85% of its investment for a total amount of $0.8 million.

(7)
A capital fund which aims to invest in private emerging companies with focus on consumer, commerce and technology companies. The company committed to invest up to $100 thousands on the pool while as of December 31, 2024, the Company invested a total amount of $58 thousands.

Revenue

Revenue generated from customers by geographical area based on the geographical location of the customers invoicing address is as follows:

Revenue in Germany

Revenue in Germany during the years 2024, 2023 and 2022 totaled $128.3 million (27% of total revenue), $114.2 million (26% of total revenue) and $111.8 million (34% of total revenue), respectively.

Revenue in the U.S.

Revenue in the United States of America during the years 2024, 2023 and 2022 totaled $97.0 million (20% of total revenue), $99.7 million (23% of total revenue) and $88.3 million (27% of total revenue), respectively.

Revenue in The Netherlands

Revenue in The Netherlands during the years 2024, 2023 and 2022 totaled $106.0 million (22% of total revenue), $101.5 million (24% of total revenue) and $63.8 million (20% of total revenue), respectively.

Revenue in Spain

Revenue in Spain during the years 2024, 2023 and 2022 totaled $113.2 million (23% of total revenue), $82.2 million (12% of total revenue) and $39.4 million (12% of total revenue), respectively.

Revenue in Other Locations

Revenue in other locations during the years 2024, 2023 and 2022 totaled $38.8 million (8% of total revenue), $33.9 million (8% of total revenue) and $21.5 million (7% of total revenue), respectively.

Major Customers

Revenue from three customers represented 47% of total revenue during the year ended December 31, 2024, of which customer A accounted for 18%, customer B accounted for 17% of total revenue and customer D accounted for 12% of total revenue. Accounts receivable from these three customers represented 24% of total accounts receivable as of December 31, 2024.

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

Revenue and receivables from customer B used to be presented in the year ended December 31, 2022 as part of customer C. In 2023 there were some changes in the structure of customer C and consequently its revenue has been split among a few customers since then. For comparative purposes, total revenue of customer B for the year ended December 31,2022 was 28% of total revenue. Accounts receivable from customer B represented 18% of total accounts receivable as of December 31, 2022.

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

Climate Change Regulation

Our business is not affected directly in any way by existing and pending, local, state, regional, federal or international legal requirements and agreements related to climate change. Although our business is not affected by climate change directly, it may be affected indirectly as the airlines we serve emit significant greenhouse gases and if flights are reduced as a result it could affect our business.

Organizational Structure

The following are the active subsidiaries of ICTS as of December 31, 2024:

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
Platin 2422 GmBH (Germany - 100%) ***

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

AU10TIX Technologies B.V. (The Netherlands – 68%,) which holds the shares of:
AU10TIX Limited (Cyprus – 100%) which holds the shares of:
AU10TIX B.V. (The Netherlands – 100%) which holds the shares of:
AU10TIX Ltd. (Israel – 100%), which holds the shares of:
AU10TIX Services Inc. (Texas, USA – 100%)

*I-SEC German Aviation Holdings 1 B.V. is a limited partner (100%) of I-SEC Deutsche Luftsicherheit SE&Co.KG (Germany)

I-SEC German Aviation Holdings 1 B.V. is a limited partner (100%) of I-SEC Academy GmBH & Co.KG (Germany)

**I-SEC Verwaltungs SE is a general partner (0%) of I-SEC Deutsche Luftsicherheit SE&Co.KG (Germany).

*** Platin 2422 GmBH is a general partner (0%) of I-SEC Academy GmBH &Co.KG

Property, Plant and Equipment

The Company leases certain premises under various operating leases. Maturities of operating lease liabilities as of December 31, 2024 were as follows (in millions):

Year ended December 31,
2025	$5.5
2026	3.1
2027	2.4
2028	1.5
2029	0.7
Thereafter	2.2
$15.4

Lease expenses for the years ended December 31, 2024, 2023 and 2022 are $7.9 million, $6.5 million and $6.2 million, respectively.

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

Overview

The Company operates in three reportable segments (a) airport Security (b) other aviation related services and (c) authentication technology. The Company also incurs general corporate expenses and costs which are not allocated to the reportable business segments but have been included in the “unallocated corporate” component which does not generate revenue and contains primarily non-operational expenses. The airport security segment includes the I-SEC International group. The airport security segment provides security services primarily to airlines and airport authorities in Europe.  The other aviation related services segments include Huntleigh USA. The other aviation related services segment provides various services to airlines within airports in the United States of America. The authentication technology represents the AU10TIX Technologies group. The authentication technology segment provides authentication services to financial and other companies, predominantly in the United States of America.

Critical Accounting Estimates

The consolidated financial statements have been prepared in accordance with US GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policy that require the use of judgment and estimates is valuation allowance of deferred income taxes. Please refer to Note 2 of ICTS’s consolidated financial statements included in this Annual Report for the year ended December 31, 2024 for a summary of ICTS’s significant accounting policies.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is established for net deferred tax assets when it is more-likely-than-not that they will not be realized.

Discussion and Analysis of the Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2024, 2023 and 2022. However, our discussion of the results of operations excludes the comparison of the results for the years ended December 31, 2023 and 2022. Refer to item 5, Operating and Financial Review and Prospects-Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2023 which was filed with the SEC on May 10, 2024.

	U.S. Dollars in Thousands
	Year ended December 31,
	2024	2023	2022

Revenue	$483,310	$431,542	$324,977
Cost of revenue	413,369	351,558	261,181
Gross profit	69,841	79,984	63,796
Operating expenses:
Research and development	14,372	12,325	13,601
Selling, general and administrative	61,249	56,927	53,799
Total operating expenses	75,621	69,252	67,400
OPERATING INCOME (LOSS)	(5,780)	10,732	(3,604)
Equity loss from investment in affiliates	-	-	97
Other income (expenses), net	1,427	1,584	113
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(4,353)	12,316	(3,588)
Income tax benefits (expenses)	452	(1,745)	(1,646)
NET INCOME (LOSS)	(3,901)	10,571	(5,234)
Less: Net income (loss) attributable to non-controlling interests	331	3,490	(509)
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V	$(4,232)	$7,081	$(4,725)

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
Revenue	100.0%	100.0%	100.0%
Cost of revenue	85.5%	81.5%	80.4%
Gross profit	14.5%	18.5%	19.6%
Research and development	3.0%	2.9%	4.2%
Selling, general and administrative	12.7%	13.1%	16.5%
Total operating expenses	15.7%	16.0%	20.7%
OPERATING INCOME (LOSS)	(1.2)%	2.5%	(1.1)%
Equity loss from investment in affiliates	-	-	-
Other income (expenses), net	0.3%	0.4%	-
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(0.9)%	2.9%	(1.1)%
Income tax benefits (expenses)	0.1%	(0.5)%	(0.5)%
NET INCOME (LOSS)	(0.8)%	2.4%	(1.6)%
Less: Net income (loss) attributable to non-controlling interests	(0.1)%	0.8%	(0.1)%
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	(0.9)%	1.6%	(1.5)%

The following table sets forth, for the annual periods indicated, the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2024	2023	2022
Germany	$128,278	$114,176	$111,826
United States of America	97,000	99,765	88,333
The Netherlands	106,027	101,512	63,842
Spain	113,177	82,217	39,448
Other	38,828	33,872	21,528
Total Revenue	$483,310	$431,542	$324,977

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The majority of the Company’s operations are in Euros which affects the annual results by the movements in exchange rates between the Euros and the US Dollars. The annual average exchange rate for the year 2024 was 1.08 USD to 1.00 Euro compared to 1.09 USD to 1.00 Euro in 2023, representing an increase of less 1%. Therefore  exchange rate fluctuation was not material between those years.

During the years ended December 31, 2021 and 2020, the COVID-19 outbreak developed rapidly. In the Netherlands, wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed and required to be paid in 60 monthly installments, beginning October 2022. The debt incurs annual interest of 1% starting July 2022 and increases every six months to a maximum of 4% starting on January 1, 2024. As of December 31, 2024 and 2023, the Company accumulated debt of €18.2 million and €24.9 million ($19.0 million and $27.3 million as of December 31, 2024 and 2023), respectively owed to the Dutch tax authorities.

Revenue

Total revenue in 2024 was $483.3 million compared to $431.5 million in 2023.

Revenue generated in Germany was $128.3 million in 2024 compared to $114.2 million in 2023. Increase of revenue in Germany represents primarily additional services provided to our existing customers in Germany.

Revenue generated in the Netherlands was $106.0 million in 2024 compared to $101.5 million in 2023. Increase of revenue in Germany represents primarily additional services provided to our existing customers in the Netherlands and increase in the hourly rates paid to the employees which are being charged to the customer back to back.

Revenue generated in the United States of America was $97.0 million in 2024, compared to $99.7 million in 2023. The decrease in revenue generated in the United States of America was primarily a result of decrease of services provided by our authentication technology segment to its customers, from $33.2 million in 2023 to $22.5 million in 2024. The revenue decrease was offset by an increase of revenue by our other aviation related services segment which increased from $66.5 million in 2023 to $74.5 million, primarily following increase in operations and increases in minimum wage rates.

Revenue generated in Spain was $113.2 million in 2024 compared to $82.2 million in 2023. The increase in revenue generated in Spain represents both new contracts in Spain and an increase of services to existing customers.

Revenue outside Germany, the Netherlands, Spain and the United States of America totaled $38.8 million in 2024 compared to $33.9 million in 2023. The increase in revenue generated in those locations represents both new contracts and an increase of services to existing customers.

Cost of Revenue

Cost of revenue in 2024 was $413.4 million or 85.5% of revenue, compared to $351.6 million or 81.5% of revenue in 2023. The majority of cost of revenue relates to payroll and related costs. During 2024, the cost of sales increased due to an increase in sickness rates, decrease in efficiency, wage inflation adjustments and contracts with lower profitability.

Research and Development Expenses (“R&D”)

Research and development costs in 2024 were $14.4 million or 3.0% of revenue, compared to $12.3 million or 2.9% of revenue in 2023. The increase in R&D relates mostly to increase in cloud expenses which increased by $2.2 million during 2024 compared to 2023. R&D expenses as representing of revenue represents a stable percentage compared to previous year.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses in 2024 were $61.2 million or 12.7% of revenue in 2024, compared to $56.9 million or 13.1% of revenue in 2023. The Company’s payroll, related expenses and commissions increased by $2.8 million compared to 2023, mainly following the increase in revenue which required more employees in order to manage the operations. The Company’s legal expenses increased by $1.6 million. The legal costs in 2024 and 2023 related primarily to legal costs regarding (1) a minority shareholder claim against the Company which increased from $0.7 million in 2023 to $1.4 million in 2024 and (2) costs related to legal claims and settlements in the other related services segment which increased in 2024 from $0.1 million in 2023 to $0.8 million in 2024 following changes in segment’s operations, insurance policy and higher deductibles per claim according to the new terms.

Other Income (Expenses), net

Other income (expenses) net, were $1.4 million or 0.3% of revenues in 2024, compared to $1.6 million or 0.4% of revenues in 2023, respectively. In 2024 and 2023, The Company recognized interest expense of $0.9 million and $1.2 million owed to the Dutch tax authorities in relation to the debt following the COVID-19 assistance. Other interest expenses and bank charges were $0.7 million in 2024 compared to $0.5 million in 2023. Offsetting those expenses were interest income of $3.1 million in 2024 and $2.1 million in 2023 resulting from an increase in market interest rates which allowed the Company to exchange its cash-in-bank deposits for higher interest. In 2023, the Company recorded a one-time profit of $0.7 million following the sale of part of its investment in SardiAI. In addition, in 2024 the Company recorded an exchange rate loss of $0.1 million compared to an exchange rate income of $0.4 million in 2023.

Income Tax Benefits (Expenses)

Income tax benefits were $0.5 million or 0.1% of revenue in 2024 compared to income tax expenses of $1.7 million or 0.5% of revenue in 2023. Income tax benefits relating to the authentication technology segment were $0.2 million in 2024 compared to income tax expenses of $0.9 million in 2023. Income tax benefits relating to the airport security segment were $0.7 million in 2024 compared to $0.8 million in 2023. Income tax expenses relating to the other aviation related services segment were $0.0 million in both in 2024 and in 2023. Previous net operating losses were utilized to reduce the yearly income tax expenses in some of the countries we operate.

Reportable Segment

The following table sets forth for the annual periods indicated certain financial data related to the Company’s reportable segments. However, our discussion of the reportable segments excludes the comparison for the year ended December 31, 2022. Refer to item 5, Operating and Financial Review and Prospects – Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on May 10, 2024.

	U.S. Dollars in Thousands
	Unallocated Corporate	Airport Security	Other Aviation related Services	Authentication Technology	Total
Year ended December 31, 2024:
Revenue	$-	$362,799	74,526	$45,985	$483,310
Labor costs (1)	1,324	338,226	63,105	27,000	429,755
Depreciation and amortization	68	678	354	1,271	2,371
Other costs and expenses	2,472	25,612	10,513	16,488	55,085
Net income (loss)	(3,864)	(1,817)	554	1,226	(3,901)
Goodwill	-	633	-	-	633
Total assets	19,791	80,422	18,832	66,737	185,782

Year ended December 31, 2023:
Revenue	$-	$309,335	66,463	$55,744	$431,542
Labor costs (1)	1,091	284,083	56,346	29,507	371,027
Depreciation and amortization	5	904	307	1,463	2,679
Other costs and expenses	2,215	21,771	9,796	13,483	47,265
Net income (loss)	(3,311)	2,577	14	11,291	10,571
Goodwill	-	668	-	-	668
Total assets	17,740	81,733	19,325	78,298	197,096

Year ended December 31, 2022:
Revenue	$-	$224,037	$53,954	$46,986	$324,977
Labor costs (1)	1,174	201,371	47,144	32,953	282,642
Depreciation and amortization	71	779	286	1,318	2,454
Other costs and expenses	1,676	20,759	8,753	13,927	45,115
Net income (loss)	(2,921)	1,128	(2,229)	(1,212)	(5,234)
Goodwill	-	646	-	-	646
Total assets	8,698	82,016	25,072	68,847	184,633

(1)	Labor costs includes employee payroll, share-based compensation, bonus, and employee benefits, insurances and other.

Unallocated Corporate Segment

The Company’s loss in the corporate segment increased from $3.3 million in 2023 to $3.9 million in 2024. During 2024, the corporate segment legal expenses relating to the claim by a minority shareholder against the Company increased by $0.7 million compared to 2023 while other expenses of the corporate segments reduced net by $0.3 million.

Airport Security Segment

Increase in revenue from the airport security segment from $309.3 million in 2023 to $362.8 million in 2024 relates primarily to increase in the operations of the Company in Spain which increased from $82.2 million in 2023 to $113.2 million in 2024. The increase in revenue relates to additional services provided both to new and existing customers during 2024. Operations in Germany continued to grow from $114.2 million in 2023 to $128.3 million in 2024. Increase in revenue in Germany relates to additional services provided to existing customers during 2024.

The Company’s net loss from the airport security segment was $1.8 million in 2024 compared to net profit of $2.6 million in 2023. The main reasons for the loss in 2024 relate to increase in sickness rate of employees, wage increases following inflation and increase in unproductivity rate.

Other Aviation Related Services Segment

Increase in revenue from the aviation related services segment from $66.5 million in 2023 to $74.5 million in 2024 relates to increase of services provided to certain existing and new customers. In addition, in a few states in the United States of America there have been increases in minimum wages, which increased both our revenues and our labor costs, though not always by the same amounts.

The Company’s net income from the other aviation related services was $0.6 million in 2024 compared to $0.0 million in 2023. The main reasons for the increase in profitability from 2023 to 2024 are the increase in revenue and changes implemented in 2024 in the operations in order to improve efficiency.

Authentication Technology Segment

Revenue in 2024 from the authentication technology segment was $46.0 million compared to $55.7 million in 2023. The Company has lost a few customers and the activities of some existing customers has decreased during the year 2024. The net profit from this segment amounted $1.2 million in 2024 compared to $11.3 million in 2023. Decrease in profitability in 2024 was a result of decrease in revenue. The technology’s segment profitability tends to increase with higher revenues while when revenues decline, the profitability margin typically decreases due to the relatively stable level of fixed costs and the limited amount of variable expenses.

Liquidity and Capital Resources

The Company’s most significant expenditures consist of payroll, related costs and professional fees. The Company has historically financed such expenditures through cash flows from operations, funding received from lines of credit, loans and factory agreements with lenders in Europe and the United States of America.

As of December 31, 2024 and 2023, the Company had cash, cash equivalents, restricted cash and bank deposits of $87.4 million and $101.0 million, respectively. As of December 31, 2024 and 2023, restricted cash were $4.7 million and $11.8 million which consist of collateral for our letters of credit, derivative instruments and restricted bank accounts in the Netherlands which are restricted for payments to local tax authorities. As of December 31, 2024 and 2023, bank deposits were $18.1 million and $34.0 million, respectively.

As of December 31, 2024 and 2023, the Company had working capital of $82.4 million and $96.1 million, respectively and shareholders’ deficit of $6.4 million and $2.6 million, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company incurred net income (loss) of $(3.9) million, $10.6 million and $(5.2) million and net cash flows provided by (used in) operating activities of $(9.5) million, $4.4 million and $(2.1) million, respectively.

In September 2023, the Company signed a three-year credit facility for its American subsidiary with a maximum borrowing limit of $7.5 million. In addition, the Company has a line of credit in Sweden up to 4,000 SEK ($0.4 million as of December 31, 2024), as well as a loan facility in Spain to provide it with up to €1.0 million ($1.0 million as of December 31, 2024). The interest rate is determined by the bank at the time the loan is taken. The loan facility in Spain consists of short-term loans, ranging between three to six months.

During the year ended December 31, 2023 the Company has taken from time-to-time revolving short-term loans from the same commercial bank of variable amounts. The loans ranged between €0.2 million to €1.4 million ($0.3 million and $1.6 million as of December 31, 2023) with interest rates between 5.25% and 5.90% and for periods of three to six months. In December 2023, the agreement with the commercial bank was extended to provide loans up to €1.5 million ($1.6 million as of December 31, 2024). These loans can be used only for paying different taxes to the Spanish tax authorities. The interest rate is determined at the time the loans are being taken.

In March 2024 the Company signed a non-recourse factoring agreement with the same commercial bank under which it factors certain accounts receivable related to invoices issued to a specific customer up to €3.0 million ($3.1 million as of December 31, 2024). The maximum amount provided by the bank cannot exceed 75% of the monthly invoice for that customer. The agreement is in place until April 2025. Subsequently in March 2025 the agreement was extended for one year and the facility was increased up to €4.0 million ($4.3 million as of March 31, 2025). Under the terms of this agreement, the factor assumes all rewards and credit risks associated with the purchased receivables and the Company has no further obligation related to their collection.

In June 2024 the Company signed a factoring agreement with a commercial bank for an unlimited period. According to the agreement the Company factors certain accounts receivable related to invoices issued to certain customers up to the amount of €11.6 million ($12.1 million as of December 31, 2024). The amounts can be used only for payroll related costs in Germany.

The Company has an agreement with an entity related to its main shareholder to provide it with up to $2.0 million in revolving loans through January 2026 with interest rate of 2.5% per annum. The lender can convert up to 3 million shares into the Company’s shares at a price of $0.75 per share.

The Company’s business plan projects profit from operations in 2025. The Company is dependent mostly in Europe and the United States of America for its businesses on the airline industry. ICTS is an employee intensive company, especially its aviation security and other aviation related services segments.

The decisions taken in previous years by the Dutch government following the COVID 19 pandemic have affected the Company’s business as following:

Wage tax, social security and VAT payments in the Netherlands for the period March 2020 through September 2021 were postponed and have to be paid in 60 monthly installments, starting October 2022. The debt incurs annual interest starting July 2022 of 1% and increases every six months to a maximum of 4% starting on January 1, 2024. As of December 31, 2024 and 2023, the Company accumulated debt of €18.2 million and €24.9 million ($19.0 million and $27.3 million as of December 31, 2024 and 2023), respectively to the Dutch tax authorities.

The below analysis of cash flows excludes discussions relate to the year ended December 31, 2022. Refer to items 5, operating and Financial review and Prospects-Liquidity and Capital Resources in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on May 10, 2024.

Cash Flows from Operating Activities

Our cash flows from operating activities vary significantly from year to year, depending on our operating results, timing of cash receipts and disbursements on accounts receivable, accounts payable, accrued expenses and other current liabilities.

Net cash provided by (used in) operating activities for the year ended December 31, 2024 was $(9.5) million. Net cash provided resulted primarily from a net loss for the year of $3.9 million, a decrease of income tax and other taxes payable of $1,8 million compared to 2023,  a decrease of VAT payable of $1.0 million compared to 2023, a decrease of other liabilities of $7.0 million compared to 2023 due to payments made during 2024 by the Company in order to repay its long-term debt to the Dutch tax authorities related to the governmental assistance to the Company during COVID-19, an increase of accounts receivable of $1.0 million compared to 2023 due to the increase in revenue and increase of prepaid expenses of $0.7 million compared to 2023. Those amounts were offset compared to 2023 by a decrease of deposits held by customers by $1.0 million, an increase in accounts payable of $0.3 million and an increase in accrued expenses and other current liabilities of $0.3 million. Non-cash charges of $2.4 million for depreciation and amortization, $0.8 million for bad debt, $0.4 million for deferred taxes and $0.9 million for stock-based compensation regarding the options granted to the AU10TIX employees were recognized in 2024.

Net cash provided by (used in) operating activities for the year ended December 31, 2023 was $4.4 million. Net cash provided resulted primarily from net profit for the year of $10.6 million, decrease of prepaid expenses and other current assets of $2.9 million and the last governmental assistance payment of $4.3 million paid to the Company during 2023. In addition, cash provided by operating activities was affected by a decrease of $2.1 million deposits held by customers following termination of agreements, accrued expenses increase of $8.3 million and an increase of VAT payable of $2.8 million from the increase in revenue. This decrease was offset by an increase of accounts receivable of $15.7 million resulting from the increase of revenue, decrease of accounts payable by $2.3 million and decrease of other liabilities of $8.0 million due to payments made during 2023 by the Company in order to repay its long-term debt to the Dutch tax authorities related to the governmental assistance to the Company during COVID-19. A non-cash charge of $2.7 million for depreciation and amortization, $0.5 million for bad debt, $0.9 million for stock-based compensation regarding the options granted to the AU10TIX employees were recognized in 2023.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was $2.1 million and consisted primarily of capital expenditures of $1.9 million.

Net cash used in investing activities for the year ended December 31, 2023 was $0.6 million and consisted primarily of capital expenditures of $1.6 million offset by $0.8 million proceeds received from the sale of investments.

Cash Flows from Financing Activities

Net cash used in financing activities for the year ended December 31, 2024 was $0.2 million which consisted of loans received, net of $1.1 million during the year 2024. In addition, the Company withdraw $2.0 million, net under factoring agreements. In addition, in 2024 the Company paid $3.2 million dividend to the AU10TIX external shareholders.

Net cash provided by financing activities for the year ended December 31, 2023 was $0.2 million which consisted of $0.1 million net withdraws under the factoring agreements and the convertible notes payable to a related party totaling $0.1 million.

Borrowings

United States of America

The Company’s U.S subsidiary secured a three-year credit facility with its primary bank in September 2023. The origination fee paid on the credit facility was $0.1 million. The credit facility has a maximum borrowing base limit of $7.5 million. The borrowing base limitation is equivalent to: (i) 85% of eligible non-investment grade receivables and 90% of eligible investment grade receivables, plus (ii) 80% of direct labor payroll for the previous two pay periods plus 20%. The Company is required to maintain a fixed charge ratio of 1.00. Borrowings on the credit facility are subject to interest at SOFR plus 2.65% and a minimum annual interest charge of $0.1 million. As of December 31, 2024 and 2023, there was an unused amount available on the credit facility of $7.5 million. As of December 31, 2024 and 2023, the Company has not borrowed funds under the credit facility.

Europe

The Company has a credit arrangement in Sweden to provide it with up to 4.0 million SEK ($0.4 million as of December 31, 2024) in borrowings. Borrowings under the line of credit bear annual interest of 5.3% and are subject to an annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of December 31, 2024 and 2023, the Company had 2.2 million SEK and 2.1 million SEK ($0.2 million and $0.2 million as of December 31, 2024 and 2023) respectively in outstanding borrowings under the credit facility. The weighted average interest rate for this loan during the years ended December 31, 2024, 2023 and 2022, was 5.3%, 2.8% and 2.8% respectively.

In November 2023, the Company entered into a loan agreement with a commercial bank in Spain to provide it with up to €1.0 million ($1.0 million as of December 31, 2024). The interest rate is determined by the bank at the time the loan is taken. The loan agreement was renewed in November 2024. As of December 31, 2024 and 2023, the Company had no outstanding balances under the loan agreement.

During the year ended December 31, 2023 the Company has been taken from time-to-time revolving short-term loans from the same commercial bank, of variable amounts. The loans ranged between €0.2 million to €1.4 million ($0.3 million and $1.6 million as of December 31, 2023) with interest rates between 5.25% and 5.90% and for periods of three to six months. On December 2023, the agreement with the commercial bank was extended to provide loans up to €1.5 million ($1.6 million as of December 31, 2024). These loans can be used only for paying different taxes to the Spanish tax authorities. The interest rate is determined at the time the loans are being taken. The loan agreement can be terminated by both sides at any time. During the year ended December 31, 2024 the loans taken ranged between €0.5 million to €1.0 million ($0.5 million and $1.0 million as of December 31, 2024) with interest rates between 4.00% and 5.25% and for periods of three to six months. As of December 31, 2024 and 2023 the outstanding balances were €1.0 million and €0 ($1.0 million and $0 as of December 31, 2024 and 2023), with interest rate of 4.00% and 0.00%, respectively.

In June 2024 the Company signed a factoring agreement with a commercial bank for an unlimited period. According to the agreement the Company factors certain accounts receivable related to invoices issued to certain customers up to the amount of €11.6 million ($12.1 million as of December 31, 2024). The amounts can be used only for payroll related costs in Germany. The company is being charged fees until the collection date equal to Euribor plus 3.00% (5.89% as of December 31, 2024). The Company was also subject to a 1.5% fee at the signing date of the agreement. As of December 31, 2024, the outstanding balance was €1.9 million ($1.9 million as of December 31, 2024).

The Following table summarizes the different loans mention above and as reflected at the Company’s financial liabilities (in millions):

	Maximum Availability as of December 31, 2024 *	Debt Balance as of December 31, 2024	Interest rate as of December 31, 2024	Maximum Availability as of December 31, 2023 *	Debt Balance as of December 31, 2023	Interest rate as of December 31, 2023
Line of Credit	$7,500	$-	7.14%	$7,500	$-	8.0%
Loan	1,041	-	3.2%	1,099	-	4.4%
Revolving Loans	1,561	1,041	4.00%	1,648	-	5.3%
Factoring	363	201	5.30%	398	209	2.8%
Factoring	12,123	1,939	5.89%	-	-	-
Total	$22,588	$3,181	5.23%	$10,645	$209	2.8%

In March 2024 the Company signed a non-recourse factoring agreement with the same commercial bank under which it factors certain accounts receivable related to invoices issued to a specific customer up to €3.0 million ($3.1 million as of December 31, 2024). The maximum amount provided by the bank cannot exceed 75% of the monthly invoice for that customer. The agreement is in place until April 2025. In March 2025 the agreement was extended for one year and the facility was increased up to €4.0 million ($4.2 million as of December 31, 2024). Under the terms of this agreement, the factor assumes all rewards and credit risks associated with the purchased receivables and the Company has no further obligation related to their collection. Accordingly, the factored receivables are derecognized from the Company’s balance sheet once the funds are received by the Company. The arrangement does not create any liability and therefore no loan or financing obligation is recorded in the Company’s financial statements. The Company is also subject to a 0.2% fee for every factored invoice issued under the agreement and with interest equal Euribor plus 0.60% (3.59% as of December 31, 2024) until the date the payment is anticipated.

Maximum availability us subject to terms and conditions according to the agreements with the different financial institutions.

Related Parties Financing

Convertible Notes Payable to a Related Party

The Company had an agreement with an entity related to its main shareholder to provide it with up to $2.0 million in revolving loans through January 2024. Loans received under the arrangement bear interest at the interest rate of 2.5%, which is compounded semi-annually and payable at maturity. In connection with the arrangement, the holder was granted in May 2019 an option to convert up to $2.0 million of the loan into a maximum of 5,000,000 shares at a price of $0.4 per share. In October 2020, the entity converted $0.8 million into 2,000,000 shares. In November 2023, the Company and the related party agreed to extend the length of the note until January 2026 and to adjust the terms of the option to convert the loan into a maximum of 5,000,000 shares at a price of $0.75 per share. As a result, an adjustment was made in 2023 to the per share price of the 2,000,000 shares issued in the October 2020 conversion, resulting in an amount of $0.7 million of the loan derecognized with a corresponding increase to the additional paid in capital.

As of December 31, 2024 and 2023, convertible notes payable to this related party consist of $0.0 million for both years.

Sale of AU10TIX Technologies B.V. Preferred Shares

On July 3, 2019 AU10TIX entered into a Series A Preferred Subscription Agreement (the "Agreement") with TPG Lux 2018 SC I, S.a.r.l ("TPG") and issued 3,000,000 Series A Preferred Shares ("Series A Shares") to TPG for a price of US$60.0 million in cash representing approximately 24% of the outstanding share capital of AU10TIX and 23.077% of the fully-diluted share capital of AU10TIX. Transaction costs totaled $4.5 million and were deducted from the redeemable non-controlling interests balance.

On November 7, 2019, AU10TIX issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares ("Series A-1 Shares" and together with Series A Shares – "the Preferred Shares") to Oak for a price of US$20.0 million in cash representing approximately 7.401% of the outstanding share capital of AU10TIX and 7.143% of the fully-diluted share capital of AU10TIX. For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis: $19.5 million and $0.5 million, respectively. Transaction costs totaled $1.5 million and were deducted from the respective investment amounts.

Following the Oak investment, on November 7, 2019, TPG subscribed for 307,087 Series A-1 Shares at nominal value (US$0.001 per share) (“Bonus Issue Series A-1 Shares”) in order to preserve its 23.077% ownership interest in the fully diluted share capital of AU10TIX.

On June 28, 2021, Oak purchased 755,906 AU10TIX Series A Preferred shares from TPG and GF purchased 1,511,811 AU10TIX Series A Preferred Shares from TPG. In connection with such purchases, all outstanding AU10TIX’s Series A Preferred Shares and Series A-1 Preferred Shares were re-designated as New Series A Preferred Shares and the Ordinary Shares owned by ICTS were re-designated as Class B Ordinary Shares, as described below.

Following the modification and extinguishment of the Preferred Shares and the reclassification of the Series A-1 Shares in 2021, the Company adjusted the carrying value of the redeemable non-controlling interests by $9.1 million, with a corresponding decrease to additional paid-in capital and non-controlling interests in the amounts of $10.1 million and $1.0 million, respectively. Additionally, the carrying value of the Series A-1 Shares, which were previously presented among non-controlling interests, were reclassified to redeemable non-controlling interests due to their Exit Rights described below and initially recognized at their fair value, following their re-designation as New Series A Preferred Shares.

Following the completion of the sales and purchases contemplated on June 28, 2021: (i) ICTS owns 68.69% of the outstanding share capital of AU10TIX in the form of Class B Ordinary Shares; (ii) Oak owns 12.87% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; (iii) GF owned 10.93% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; and (iv) TPG owns 7.51% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares. In addition, AU10TIX may issue up to 500,000 Class A Ordinary Shares under its existing employee stock option plan, which was increased in February 2023 up to 1,000,000 Class A Ordinary Shares.

              The New Series A Preferred

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

The holders of New Series A Preferred Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a certain events (as defined in the SHA), The Ordinary Shares rank equally in liquidation. The New Series A Preferred Shares are subject to conversion into Class A Ordinary Shares on a 1:1 basis (subject to adjustments for certain events affecting the capital of AU10TIX) at the option of the New Series A Holder; and immediately prior to a qualifying IPO of AU10TIX. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time upon the written request of a holder of Class B Ordinary Shares on a 1:1 basis, subject to adjustments for certain events affecting the capital of AU10TIX.

Exit Rights: At any time from and after July 3, 2026, upon written request by Series A Holders holding at least 60% of the then outstanding New Series A Preferred Shares (the “Preferred Majority”), AU10TIX is required to use reasonable endeavors to facilitate a sale of AU10TIX within six months after such written request, and, thereafter, the Preferred Majority has the right to step-in and require AU10TIX to facilitate a sale or IPO. On the exercise of such step-in right, each other shareholder (including ICTS) is required to cooperate with the Preferred Majority regarding such sale or IPO and the Preferred Majority has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event. As of May 1, 2024, ICTS is not aware of any intention of Oak, TPG or GF to exercise their Exit Rights.

Shares of redeemable convertible preferred stock are not mandatorily or currently redeemable. However, the Exit Right would constitute a contingent redemption event that is outside of AU10TIX’s control. As such, New Series A Shares have been presented outside of permanent equity as redeemable non-controlling interests.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $14.4 million, $12.3 million and $13.6 million during the years ended December 31, 2024, 2023 and 2022, respectively.

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

Off-Balance Sheet Arrangements

The Company is a party to an agency agreement, so that in the event that the operations on a specific country on which we operate are sold in the future, the third-party agent is entitled to a payment of €3.0 million ($3.1 million as of December 31, 2024).

In 2022 the Company has signed an employment agreement with a CEO of a subsidiary such that starting in 2023, the CEO is entitled to 10% EBIDA (excluding the applicable taxes) of that subsidiary. The employment agreement was terminated as of March 31, 2025.

The Company has no unconsolidated special purpose entities.

Future Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2024:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1Year	1-3 years	4-5 years	more than 5 years
Operating lease obligations	$13,177	$5,549	$5,670	$404	$1,554
Repurchase of shares	1,518	1,518	-	-	-
Governmental payments in the Netherlands (VAT, social security, wage tax and interest)	20,058	7,543	12,515	-	-
	$37,935	$17,791	$18,185	$404	$1,554

The following table summarizes the Company’s other future commercial obligations as of December 31, 2024:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1 Year	1-3 years	4-5 years	more than 5 years
Guarantees and Letters of credit	$4,675	$-	$4,675	$-	$-

Item 6.          Directors, Senior Management and Employees

The following table lists the directors and executive officers of ICTS:

	Age	Position
Menachem Atzmon	80	Chairman of the Supervisory Board
Ron Atzmon	51	Member of the Supervisory Board and Active Chairman of AU10TIX
Gil Atzmon	49	Member of the Supervisory Board
Gail F. Lieberman	81	Member of the Supervisory Board, Chairwoman of the Audit Committee and member of the Compensation Committee
Frans van Westen	69	Member of the Supervisory Board, Member of the Audit Committee and member of the Compensation Committee
Ilan Nir	43	Member of the Supervisory Board, Chairman of the Compensation committee and member of the Audit committee
Alon Raich	49	Managing Director and Chief Financial Officer

Menachem J. Atzmon is a CPA (Isr). Since 1976 Mr. Atzmon serves as director and chairman of Spencer Corporation. From 1996 until 2012, Mr. Atzmon has been the managing director of Albermale Investment Ltd., an investment company. Since 1998 until 2012, he has served as the Chairman of the Management Board of Seehafen Rostock, Umschlagsgesellschaft GmbH and its Holding Company. Mr. Atzmon has been a member of the Supervisory Board of ICTS since 1999 and since 2004 holds the position of Chairman of the Supervisory Board. Since 2010, he serves as the Chairman of Arrow Ecology & Engineering Overseas (1999) Ltd, an advance recycling company. During 2014, Mr. Atzmon was appointed, in addition to his role of Chairman of the Supervisory Board, to CEO of the Arrow Ecology & Engineering Overseas Ltd. Since 2019 Mr. Atzmon serves as the Chairman of AU10TIX Technologies B.V, a subsidiary of ICTS.

Ron Atzmon acted as the Managing Director of the AU10TIX Group since September 2008 until 2018. Since 2022 Mr. Atzmon acts as the chairman of the executive committee of AU10TIX, a subsidiary of ICTS. Mr. Atzmon was the CEO and founder of 1ST2C.com between April 2005 and January 2009. Mr. Atzmon holds an MA in Business Administration from the College of Management Academic, Israel and an MBA from the Imperial College London, UK.

Gil Atzmon is the CEO of Arrow Ecology since February 2017. Mr. Atzmon was a Director of Sales at S. Juwal & Co from 2002 to 2017. Mr. Atzmon holds a BA in Business Administration and Management from IDC Herzliya, Israel and an MBA from the London Metropolitan University, UK.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Thesys Group, a private financial technology company and a board member and Chairman of the Audit & Finance Committee of WL Gore & associates. Formerly Mrs. Lieberman was a board member and lead director of Equilend, a financial technology company, where she chairs the nominating, governance and compensation committee. Formerly Mrs. Lieberman served as board member for the South-Central Connecticut Regional Water Authority, board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

Frans van Westen is the founder of WestFinance B.V., which provides financial advisory and interim management services to a broad range of companies. In this capacity, Mr. Van Westen has, amongst others, served as interim director at NPO, the Dutch public broadcaster, and as court-appointed interim managing director at Greenchoice, a Dutch energy company that supplies only green energy. In addition, Mr. Van Westen is currently the chairman of the supervisory board of Mediahuis Nederland B.V., one of the largest Dutch media companies, and the managing director of Stichting Administratiekantoor Amsterdam Safe. Mr. Van Westen holds a master in general economics from the Rijksuniversiteit Groningen.

Ilan Nir is the COO of Veloretti B.V., a Dutch based D2C bicycle company that is part of one of the leading family-owned multinationals companies in the Netherlands (Pon Holdings). Mr. Nir has been with Pon Holdings since 2012 where he led strategic projects and was deeply involved in the M&A practice. Mr. Nir has had leadership roles at different operating companies of Pon Holdings across the Netherlands, USA and Germany. From 2011 to 2012 Mr. Nir worked at PWC in the M&A tax practice. From 2009 to 2010, Mr. Nir worked as a tax lawyer at Loyens & Loeff N.V. in the international tax practice. Mr. Nir holds a Master of Tax Laws (LL.M.), specializing in International & European Tax Law.

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

Summary Compensation Table

The following table sets forth the yearly executive’s highest compensation expenses as recorded by the Company during the years 2022 through 2024 (U.S. Dollars in thousands):

Principal Position	Year	Salary and Bonus	Sales Commission	All Other Compensations	Non-equity Incentive Plan Compensation	Non qualified Deferred Compensation Earnings	Number of Option Award (1)	Number of Stock Awards	Total
		$	$	$	$	$			$

Managing Director and CFO	2024	914	-	67	-	-	-	-	981
CEO of a subsidiary	2023	1,513	-	106	-	-	420	-	1,619
Chairman of the executive committee of a subsidiary	2022	450	750	129	-	-	-	-	1,329

(1) Options granted relate to options of a subsidiary.

Each member of the Supervisory Board who is not an employee of the Company received during 2024 an annual fee of $40 thousand and a fee for each Supervisory Board or committee meeting attended of $2 thousand. The Chairman of the Audit Committee received an additional $20 thousand per year. The Chairman of the Board received an annual fix fee of $60 thousand. A Managing Director is employed by the Company and the total expenses regarding his employment for the year ended December 31, 2024 was $1.0 million.

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors, executive officers, subsidiaries CEOs and Chairmen as a group for the year ended December 31, 2024:

	Salaries, Board fees, commissions and bonuses	Pension, retirement and other similar benefits
	(in thousands)
Supervisory Directors as a group (9 persons)	$445	$-
Officers as a group (6 persons)	$3,545	$407

Background and Compensation Philosophy

Our Compensation Committee consists of Ilan Nir, Chairman, Gail F. Lieberman, and Frans van Westen, all of whom are independent.

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

 The Compensation Committee provides an independent evaluation of appropriate compensation of key employees, with input from management.

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

The Compensation Committee has an Operating Charter, most recently reviewed and updated in February 2024.

Elements of Compensation

We provide our executive officers with a base salary and certain bonuses and commissions as well as equity awards in some cases to compensate them for services rendered during the year. The Compensation Committee determines and recommends the composition and amount of director’s and key employee’s compensation. When the annual award consists of equity purchases, it is only permitted at a price equal to or above market.

Board Practices

ICTS has a two-tier board system, inclusive of a Supervisory Board and a Management Board. The Supervisory Board has the primary responsibility of supervising the policies of the Management Board and the general course of corporate affairs of ICTS and the business connected with it as well as to provide the Management Board with advice.

The Management Board is responsible for the day-to-day operations of ICTS. Members of the Supervisory Board and the Management Board are appointed by the general meeting for a term of one year.

Non-executive officers are appointed by and serve at the satisfaction of the Management Board.

The members of the Supervisory Board as of December 31, 2024 and the initial year they joined the Supervisory Board are as follows: Menachem Atzmon (1999), Ron Atzmon (2018), Gil Atzmon (2018), Gail F. Lieberman (2010), Ilan Nir (2023) and Frans van Westen (2024).

The Audit Committee consists of Gail F. Lieberman, Chairwoman, Ilan Nir and Frans van Westen, all of whom are independent. Ms. Lieberman and Mr. van Westen have financial expertise. The Audit Committee provides assistance and undertakes preparatory work for the Supervisory Board in its decision-making regarding the supervision of ICTS’ accounting and financial reporting processes and audits of the financial statements. In doing so the Audit Committee evaluates ICTS's accounting policies and practices and financial reporting and internal control structures, selection of independent auditors to audit ICTS’ financial statements and confers with the auditors and the officers. The Audit Committee has an Operating Charter, most recently reviewed and updated in February 2024.

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

Employees

As of December 31, 2024, the Company has 9,583 employees, of which 7,166 employees are located in Europe, Far East and Israel and 2,417 are located in the United States of America.

Share Ownership

See tables under Item 7: “Major Shareholders” and “Related Party Transactions” below.

Options to Purchase Securities

AU10TIX Technologies B.V, has a Stock Option Plan which reserved 1,000,000 shares of its common stock for its future issuance. The Plan grants rights to subscribe for up to 1,000,000 class A ordinary shares (“Ordinary Share”) in the capital of AU10TIX Technologies B.V. to employees, directors, consultants and service providers of AU10TIX Technologies B.V. and / or any related entity (as defined in the plan) at an exercise price as determined by the subsidiary’s board of directors with expiration terms of not more than ten years after the date such option is granted. Options granted under the plan generally vest over a period of four years.

As of December 31, 2024, there are 667,350 options granted and outstanding of which 191,900 options are fully vested and exercisable. During 2024 241,000 options were exercised into shares of AU10TIX. The weighted average exercise price is $0.94 and the weighted average remaining contractual term as of December 31, 2024 is 7 years.

Item 7.          Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Shares as of December 31, 2024 with respect to:

Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Shares.

All directors and officers as a group.

Name Shareholders Holding Five Percent or More	Percent of Amount Beneficially Owned (a)	Shares Outstanding (a)
MacPherson Trust and its beneficiaries (b)	23,418,851	62.6%
Menachem J. Atzmon	5,250,000	14.0%
Igal Tabori	2,002,483	5.3%
All officers and directors as a group, the MacPherson Trust and its Beneficiaries (8 persons)	30,020,214	80.2%

(a)   The amounts include Shares owned by each of the above, directly or indirectly.

(b)  1. The MacPherson Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which, together with the Trust and its beneficiaries, holds approximately 60.0% of the issued and outstanding Shares. Mr. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation Limited and the MacPherson Trust and its beneficiaries together with Mr. Atzmon are able to appoint all the directors of ICTS and control the affairs of ICTS.

2. As of December 31, 2024, the Company has no convertible notes payable to a related party. However, there is a promissory note facility agreement with a related party whereby that related party, to the extent convertible notes are payable to it, has the right to convert up to 3,000,000 Shares into the Company’s shares at a rate of $0.75 per share. The calculation above does not take into consideration the conversion of convertible notes.

3. As previously reported, in 2024 the Company intends to repurchase the 3,000,000 shares issued to its directors and certain employees in 2019 at price of EUR 0.45. During the Company’s 2023 annual general meeting held on 20 December 2023, the General Meeting authorized the Management Board to repurchase shares for this purpose once the Company’s balance sheet test allows it according to Dutch law.

Related Party Transactions

An entity related to one of the Company’s Supervisory Board members provides legal services to the Company. Legal expense related to these services is $39 thousands, $46 thousands and $54 thousands for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company engages the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling and management services to the authentication technology segment. The Company incurred expenses of $0.7 million, $0.9 million and $1.3 million for such services for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the outstanding balances due for these services were $0.1 million and $0.4 million, respectively, included in accrued expenses and other current liabilities. In addition, the individual serves as a board member of the Company and was paid an amount of $48 thousands, $36 thousands and $38 thousands as board fees, for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company engages the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling services to its authentication technology segment. The Company incurred expenses of $0.2 million, $0.2 million and $0.2 million for such services for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company engages the services of an individual which is a family member of the Chairman of the Board and the main shareholder, to provide services as a Managing Director of one of the Company’s subsidiaries. The Company incurred expenses of $0.6 million, $0.5 million and $0.4 million for such services for the years ended December 31, 2024, 2023 and 2022, respectively.

The Chairman of the board, who is related to a trust which is an indirect main shareholder of the Company, receives annual compensation for his services as chairman of $60 thousands, $50 thousands and $50 thousands for the years ended December 31, 2024, 2023 and 2022, respectively. In addition, in 2024, 2023 and 2022, the Company incurred salary expenses of $0.8 million, $0.1 million and $0.1 million, respectively for the services he provides to AU10TIX. The salary expenses of 2024 include retroactively salary adjustment since 2019 as approved by the AU10TIX board during 2024.

The Company engaged the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling and administrative services to its authentication technology segment. The Company incurred expenses of $0.3 million $0.3 million and $0.3 million for such services for the years ended December 31, 2024, 2023 and 2022, respectively. In addition, the individual serves as a board member of the Company and was paid an amount of $48 thousands, $38 thousands and $36 thousands as board fees for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company engages the services of an individual who is a family member of a beneficiary of a trust which is an indirect main shareholder of the Company to provide certain administration services. The Company incurred expenses of $0.1 million, $0.1 million and $0.1 million for such services for the years ended December 31, 2024, 2023 and 2022, respectively.

In May 2019, the Company engaged the services of Arrow to provide administrative services. The Company incurred expenses of $0.0 million, $0.0 million and $0.1 million for such services for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company had an agreement with an entity related to its main shareholder to provide it with up to $2.0 million in revolving loans through January 2024. Loans received under the arrangement bear interest at the interest rate of 2.5%, which is compounded semi-annually and payable at maturity. In connection with the arrangement, the holder was granted in May 2019 an option to convert up to $2.0 million of the loan into a maximum of 5,000,000 shares at a price of $0.4 per share. In October 2020, the entity converted $0.8 million into 2,000,000 shares. In November 2023, the Company and the related party agreed to extend the length of the note until January 2026 and to adjust the terms of the option to convert the loan into a maximum of 5,000,000 shares at a price of $0.75 per share. As a result, an adjustment was made in 2023 to the per share price of the 2,000,000 shares issued in the October 2020 conversion, resulting in an amount of $0.7 million of the loan derecognized with a corresponding increase to the additional paid in capital.

As of December 31, 2024 and 2023, the Company included a liability for a purchase of shares from certain directors and officers of the Company in the amount of $1,518. In 2023 a reduction to shareholders deficiency plus payment of previous issuances was recorded.

Item 8.	Financial Information

The Consolidated Financial Statements and Financial Statement Schedule are included herein on pages F-1 through F-40.

Letters of Credit and Guarantees

As of December 31, 2024, the Company has $2.9 million in outstanding letters of credit and guarantees. Letters of credit and guarantees are being secured either by the same amounts in restricted cash with commercial banks or with cash deposits provided to customers which serve as cash collateral in order to guarantee the performance and quality of services provided to the customers.

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

Inquiry Proceedings

In June 2021, a minority shareholder initiated proceedings by requesting the Enterprise Chamber of the Amsterdam Court of Appeal to order an inquiry into seven aspects of the policy and affairs of the Company that have been previously disclosed by the Company in its periodic filings with the SEC for the fiscal years 2020 and 2019. In June 2022, the Enterprise Chamber rendered its judgment and (i) it accepted the Company’s defense on all items except two and ordered an investigation into those two aspects of the policy and affairs of the Company, being (a) the issuance of shares to directors and certain employees at USD 0.40 in May 2019 and (b) the adjustment of the conversion price under a convertible shareholder loan to USD 0.40 in May 2019, and (ii) appointed an investigator for this purpose.

Following the filing of the investigation report with the Enterprise Chamber in November 2023, the minority shareholder filed three new requests with the Enterprise Chamber, including a request to establish mismanagement on the basis of the investigation report and to order certain definitive measures at the Company. Each of these requests was dismissed in full.

              In February 2025, the minority shareholder appealed the Enterprise Chamber’s judgment on its request to establish mismanagement on the basis of the investigation report and to order certain definitive measures at the Company to the Dutch Supreme Court. The appeal proceedings are currently pending.

Inquiry proceedings revolve around corporate governance disputes and no formal liability can be established or damages can be claimed in such proceedings.

Class Action Lawsuit

Au10tix is currently named as a defendant in a class action lawsuit pending in U.S. federal court (Case No. 1:24-cv-08122, U.S. District Court for the Northern District of Illinois).  The complaint asserts two claims.  First, the plaintiff alleges that Au10tix violated the Illinois Biometric Privacy Act, 740 ILCS 14/1 et seq. by collecting biometric information without obtaining necessary consent.  Second, the plaintiff alleges that Au10tix violated the Illinois Driver’s License Act, 625 ILCS 5/6-117.1 by using end-user driver’s licenses for machine learning to improve Au10tix’s products.  The plaintiff seeks to represent two classes consisting of Illinois residents in relation to both claims.  Au10tx denies that it violated either statute. On February 13, 2025, Au10tix filed a motion seeking dismissal of all claims.

Agency Agreement

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3.0 million ($3.1 million as of December 31, 2024).

Employment Agreement

In December 2022, the Company entered into an employment agreement with a third party to serve as the CEO of one of the Company’s subsidiaries. According to the agreement the employee is entitled to annual target bonus. The bonus shall be equal to 10% of the EBIDA (excluding the applicable taxes). The employment agreement was terminated as of March 31, 2025.

Item 9.          The Offer and Listing

Our shares of common stock are currently traded on the OTCQB under the symbol ICTSF.

The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2020	$4.09	$1.34
2021	$10.00	$4.00
2022	$9.79	$5.00
2023	$7.00	$3.56
2024	$6.60	$0.96

The reported high and low closing sales prices per share during each quarter for the last Three years were as follows:

2024	High	Low
First quarter	$6.00	$3.80
Second quarter	$6.60	$4.72
Third quarter	$5.00	$4.45
Fourth quarter	$5.59	$0.96

2023	High	Low
First quarter	$6.00	$3.76
Second quarter	$5.30	$3.56
Third quarter	$7.00	$3.75
Fourth quarter	$5.60	$4.01

2022	High	Low
First quarter	$9.79	$6.62
Second quarter	$8.72	$6.25
Third quarter	$7.98	$6.50
Fourth quarter	$7.25	$5.00

The reported high and low closing sales prices per share during during the last six months were as follows:

Month	High	Low
November 2024	$5.00	$4.20
December 2024	$4.80	$0.96
January 2025	$4.67	$3.15
February 2025	$4.25	$3.85
March 2025	$3.99	$3.79
April 2025	$4.00	$3.83

Item 10.        Additional Information

Introduction

ICTS International N.V. is a public company with limited liability (naamloze vennootschap) incorporated under Dutch law on October 9, 1992. ICTS’ statutory seat is in Amstelveen, the Netherlands, and its registered office address is at Walaardt Sacréstraat 425, 5th floor, 1117 BM Schiphol, the Netherlands. ICTS is registered with the trade register of the Dutch Chamber of Commerce under number 33279300 (ICTS).

As a Dutch public company with limited liability, ICTS is subject to certain requirements not generally applicable to corporations organized under the laws of jurisdictions within the United States of America. Set forth below is a summary of the material provisions of the articles of association of ICTS as lastly amended on December 23, 2024 (the Articles of Association) and Dutch law, where appropriate. This summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Association. All references in this summary to the Netherlands and Dutch law are to the European part of the Netherlands and its law, respectively, only.

Corporate Objectives

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

The Shares are in registered form (op naam) and are only available in the form of an entry in ICTS’ shareholders’ register, without share certificates (aandeelbewijzen) or with share certificates, if so requested by the relevant shareholder.

In accordance with Dutch law, ICTS’ authorized share capital sets out the maximum amount and number of Shares that it may issue without amending its Articles of Association. The Articles of Association provide for an authorized share capital in an amount of EUR 1,500,000 divided into 150,000,000 Shares, each Share with a nominal value of EUR 0.01. As of December 31, 2024, 37,433,333 Shares were issued and outstanding.

Issue of Shares and Pre-Emptive Rights

The General Meeting of ICTS (General Meeting) is authorized to issue Shares or to grant rights to subscribe for Shares and to restrict and/or exclude statutory pre-emptive rights in relation to the issuance of Shares or the granting of rights to subscribe for Shares. The General Meeting may delegate the authority to issue Shares (or grant rights to subscribe for Shares) to the supervisory board of ICTS (Supervisory Board) for a specified period not exceeding five years (which period can be extended from time to time for further periods not exceeding five years) so long as the maximum number of Shares which may be issued is specified. Shares may not be issued at less than their nominal value and must be fully paid-up upon issue. A resolution by the General Meeting to issue Shares (or grant rights to subscribe for Shares) or to delegate to the Supervisory Board the authority as the competent corporate body to issue Shares requires an absolute majority of the votes cast, in a general meeting in which at least half of the issued share capital of ICTS is represented.

Such resolution was most recently adopted in December 2023 for a period of five years until December 2028, in which the Supervisory Board was designated by the General Meeting. Designation by resolution of the General Meeting cannot be withdrawn unless determined otherwise at the time of designation. No resolution is required for the issue of Shares pursuant to the exercise of a previously granted right to subscribe for Shares.

Under Dutch law and the Articles of Association, each holder of Shares (Shareholder) has a pre-emptive right in proportion to the aggregate nominal value of their shareholding upon the issue of Shares (or the granting of rights to subscribe for Shares). Exceptions to this pre-emptive right that follow from Dutch law include the issue of Shares (or the granting of rights to subscribe for Shares): (i) to employees of ICTS or another member of its Group; (ii) against payment-in-kind (contribution other than in cash) and (iii) to persons exercising a previously-granted right to subscribe for Shares. The pre-emptive rights in respect of newly issued Shares or the granting of rights to subscribe for Shares may be restricted or excluded by a resolution of the General Meeting. The General Meeting may delegate the Supervisory Board as another corporate body competent to resolve upon the restriction or exclusion of the pre-emptive rights if the Supervisory Board has also been delegated as the competent body to resolve upon the issue of Shares for a specified period not exceeding five years (which period can be extended from time to time for further periods not exceeding five years). A resolution of the General Meeting to exclude or restrict pre-emptive rights or to authorize the Supervisory Board to exclude or restrict pre-emptive rights requires an absolute majority of the votes cast, in a general meeting in which at least half of the issued share capital of ICTS is present or represented. Such resolution of the General Meeting to exclude or restrict pre-emptive rights or to authorize the Supervisory Board to exclude or restrict pre-emptive rights requires a majority of at least two thirds of the votes cast, if less than half of the issued share capital of ICTS is present or represented.

Such resolution was adopted in December 2023 for a period of five years until December 2028, in which the Supervisory Board was designated by the General Meeting. The resolution by which the pre-emptive rights are excluded or limited needs to be filed with the Netherlands Chamber of Commerce within eight days of such resolution. A resolution designating another corporate body to resolve upon the restriction or exclusion of the pre-emptive rights cannot be withdrawn unless provided otherwise in such resolution.

Acquisition of Own Shares

ICTS cannot subscribe for Shares in its own capital at the time Shares are issued. Subject to the certain provisions of the Articles of Association, ICTS may acquire fully paid-up Shares provided no consideration is given or provided, (i) ICTS’ net equity less the payment required to pay the acquisition, does not fall below the sum of called-up and paid-in share capital and any reserves to be maintained by Dutch law and/or the Articles of Association, (ii) the management board of ICTS (Management Board) has been authorized thereto by the General Meeting and (iii) the nominal value of the Shares to be acquired and already held in aggregate by ICTS and its subsidiaries does not exceed two-tenths of the issued Shares. Any acquisition by ICTS of Shares that is not in compliance with the foregoing shall be null and void. Also, any acquisition of Shares that are not fully paid-up shall be null and void.

The General Meeting’s authorization to the Management Board to acquire own Shares is valid for a maximum of 18 months. As part of the authorization, the General Meeting must specify the number of Shares that may be repurchased, the manner in which the Shares may be acquired and the price range within which the Shares may be acquired. The authorization is not required for the acquisition of Shares for employees of ICTS, under a scheme applicable to such employees.

Shares (or depositary receipt issued for such Shares) held by ICTS in its own share capital do not carry a right to any distribution. Furthermore, no voting rights may be exercised for any of the Shares (or depositary receipt issued for such Shares) held by ICTS or its subsidiaries, unless such Shares are subject to the right of usufruct or to a pledge in favor of a person other than ICTS or its subsidiaries and the voting rights were vested in the pledgee or usufructuary before ICTS or its subsidiaries acquired such Shares. ICTS or its subsidiaries may not exercise voting rights in respect of Shares for which ICTS or its subsidiaries have a right of usufruct or a pledge.

Reduction of Share Capital

The General Meeting (at the proposal of the Supervisory Board) may resolve to reduce the issued share capital by (i) cancellation of Shares or (ii) amending the Articles of Association to reduce the nominal value of the Shares. In either case, this reduction would be subject to provisions of Dutch law and the Articles of Association. Only Shares held by ICTS or Shares for which it holds the depositary receipts may be cancelled. Under Dutch law, a resolution of the General Meeting to reduce the number of Shares must designate the shares to which the resolution applies and must lay down rules for the implementation of the resolution. A resolution by the General Meeting to reduce the issued share capital of ICTS must be approved by at least a two third majority of the votes cast, in a meeting in which holders of at least half of ICTS’ issued and outstanding share capital is present or represented. The resolution to reduce the issued share capital needs to be filed with the Netherlands Chamber of Commerce and an announcement in a Dutch daily newspaper needs to be published stating that such filings took place (upon which a two-months creditor opposition period starts).

In December 2024, the Company, by an amendment to its Articles of Association, reduced the nominal value of its Shares from EUR 0.45 to EUR 0.01. This reduction was recorded by a corresponding reduction in the issued share capital and an increase to the additional paid-in capital.

During the Company’s 2023 annual general meeting, the General Meeting authorized the Management Board to, among other things, repurchase the 3,000,000 Shares issued to its directors and certain employees in 2019 (the 2019 Shares) at a price of EUR 0.45 per share (equal to USD 0.506 per share according to the exchange rate at the time). As of December 31, 2024 and 2023, the Company recorded a liability of $1,518 for the repurchase of the 2019 Shares in its balance sheet, with a corresponding reduction to shareholders deficiency.

Under Dutch law, the Company is only allowed to repurchase shares issued by the Company, to the extent that – on the basis of the Company’s adopted annual accounts – the Company’s equity (less the price paid for the shares) exceeds the Company’s non-distributable equity, where the non-distributable equity consists of the issued share capital and the legal reserves required by law and the Articles of Association. This formula is referred to as the ‘equity test’. The reduction in the nominal value of the Shares from EUR 0.45 to EUR 0.01 provides more room to repurchase the 2019 Shares according this equity test. The Company will proceed with the repurchase as soon as allowed according the equity test. The repurchase of the 2019 Shares is in line with the recommendations of the investigator in the inquiry proceedings.

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

Voting Rights

Each Share entitles the holder to cast one vote. Resolutions of the General Meeting are adopted by an absolute majority of the votes cast in a meeting where at least half of the issued share capital of ICTS is represented, unless Dutch law or the Articles of Association prescribe a larger majority. Resolutions of the General Meeting to amend the Articles of Association, to reduce the issued share capital, to dissolve ICTS or to merge shall be passed by a majority of at least two-thirds of the votes cast representing at least half of the issued share capital.

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

Management Board

Powers, Responsibilities and Function

The Management Board is the executive body of ICTS, collectively responsible for, among other things, defining and attaining ICTS’ objectives, determining ICTS’ strategy and risk management policy, the day-to-day management, the ICTS’ general affairs and ICTS’ representation, subject to the supervision of the Supervisory Board. The Management Board may perform all acts necessary or useful for achieving ICTS’ objectives, with the exception of those acts that are prohibited by law or by the Articles of Association. The Management Board may allocate its responsibilities and powers to its individual members. All Management Board members remain collectively responsible for proper management regardless of the allocation of tasks. In performing their duties, the Management Board members must carefully consider and shall act in accordance with the interests of ICTS and the business connected with it, taking into consideration the interests of all corporate stakeholders, such as Shareholders, creditors, employees, customers, patient populations and suppliers.

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

The General Meeting appoints the Management Board members. Management Board members are appointed by the General meeting for a term of office which shall lapse immediately after the close of the annual meeting held in the year after their appointment. Management Board members may be reappointed in that annual meeting with due observance of the term of office.

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

In the event of a vacant seat or upon inability to act of one or more Management Board members, the remaining Management Board members or the only remaining Management Board member shall temporarily be in charge with the exercise of the duties and powers of the Management Board member(s) in question. In the event all seats are vacant or upon inability to act of all Management Board members, or the sole Management Board member, as the case may be, the Supervisory Board shall have the authority to temporarily entrust the exercise of the duties and powers of the Management Board members to one or more persons (either or not from amongst its mid).

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

The members of the Supervisory Board are appointed by the General Meeting for a term of office which shall lapse immediately after the close of the annual meeting held in the year after their appointment. Supervisory Board members may be reappointed in that annual meeting with due observance of the term of office.

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

The Supervisory Board may also adopt resolutions outside a meeting, provided this is done in writing, all Supervisory Board members have cast their votes and none of them has objected to this manner of decision making.

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

Material contracts

For material contracts See “Item 8 - Financial Information”.

Exchange controls

There are no governmental laws, decrees or regulations in The Netherlands, ICTS’ jurisdiction of organization that restrict ICTS’ export or import of capital in any material respect, including, but not limited to, foreign exchange controls.

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

Gift and Estate Tax

An individual U.S. Holder may be subject to U.S. gift taxes on a gift of the shares and a U.S. Holder that is a U.S. estate will need to include the value of the shares in calculating its U.S. estate tax in the same manner and to the same extent as on other types of personal property.

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

Taxes in the Netherlands

Corporate income tax

Corporate Income Tax – General

We are incorporated under the laws of the Netherlands and are therefore subject to Netherlands corporate income tax. As of 2024, the rates are 19% on profits up to €0.2 million and 25.8%, on the excess.

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

Pillar Two

The Netherlands have implemented Pillar Two, which establishes a global minimum tax of 15%, as of 1 January 2024 with the introduction of the Minimum Tax Act 2024. The Dutch legislation is almost entirely in line with the EU Pillar Two Directive. Entities established in the Netherlands that are part of a (multinational or large domestic) group will fall within the scope of the new legislation, if that group, in at least two of the four financial years immediately preceding the financial year, has recorded a turnover of at least €750M per financial year according to the consolidated financial statements of the ultimate parent entity of the group. Based on the consolidated financial statements of ICTS for 2021, 2022 and 2023, ICTS does not meet the turnover criterion and therefore should not fall within the scope of the Minimum Tax Act 2024.

Participation Exemption

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

As from 2025, category (iv) has been abolished due to changes in the Dutch corporate income tax act, as a result of which open limited partnerships can no longer exist. New categories of qualifying participations have been introduced in case of profit participating interests of 5% or more in (a) certain entities that are incorporated according to foreign law and have a legal form that is not comparable with any Dutch legal form and (b) certain reverse hybrid entities.

A qualifying participation may also exist, subject to conditions, in case:

(a)         the parent company owns less than 5 per cent of the nominal paid-up share capital, units or share in the subsidiary, whilst

 (i)         a. the subsidiary is related (as per the applicable definition in the Dutch Corporate Income Tax Act) to the parent, or

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

Controlled Foreign Company Regulations

The Netherlands has implemented the Controlled Foreign Company (“CFC”) regulations provided for in the EU Anti-Tax Avoidance Directive (“ATAD”) into domestic law. Based on these regulations, subject to conditions, certain types of passive income generated by qualifying CFC’s that are resident in low-tax jurisdictions (i.e., countries with a statutory profit tax rate lower than 9% that are included on the Dutch list of low-tax countries or jurisdictions that are included on the EU list of non-cooperative jurisdictions), are taxable at the level of the parent company against the regular Dutch corporate income tax rates mentioned above.

Interest Deduction Limitations

The Netherlands has implemented the generic interest stripping rule provided for in the EU Anti-Tax Avoidance Directive (“ATAD”) into domestic law. The earnings stripping rule limits the possibility to deduct “excess” interest costs (i.e., the balance of interest costs and interest income) to 20% of a taxpayer’s “corrected profit” (EBITDA). The before-mentioned percentage has been increased to 24.5% as from tax year 2025. The earnings stripping rule generally provides for a €1.0 million threshold, which means that the deduction of excess interest costs up to €1.0 million will not be restricted.

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

A holder of Shares who is an individual is generally subject to 15% dividend withholding tax, regardless of whether or not they are resident in a country with which the Netherlands has concluded a tax treaty, as the tax treaties concluded by the Netherlands do generally not provide for a reduced withholding tax rate for dividends paid to individual shareholders.

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

As per 1 January 2024, the new Conditional Withholding Tax (CWHT) on dividends entered into force. Based on the CWHT, a withholding tax will be levied on (i) dividend payments to corporate shareholders resident in low-tax jurisdictions (i.e., countries with a statutory profit tax rate lower than 9% that are on the Dutch list of low-tax countries), (ii) dividend payments to jurisdictions that are included on the EU list of non-cooperative jurisdictions and (iii) dividend payments to hybrid entities and artificial structures intended to avoid Dutch withholding tax on dividends (i.e., abuse situations). The rate of the CWHT on dividends is linked to the highest rate of the Dutch corporate income tax (currently being 25.8%). The CWHT on dividend payments exists next to the regular Dividend Withholding Tax (rate: 15%). As a result, these taxes may apply simultaneously on the same dividend payment under certain circumstances. For these situations, the new CWHT rule provides for an anti-accumulation scheme that could be applied so that effectively a maximum rate of 25.8% is applied.

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

Irrespective of meeting the conditions of the relevant provisions of the U.S. Tax Treaty, dividends distributed by the Company to a U.S. resident holder (i) who is a legal entity resident in the U.S. and (ii) that is in the U.S. under the terms of a double taxation agreement with a third state not considered to be resident for tax purposes in a country with which the Netherlands has not concluded a tax treaty that includes an article on dividends (not being a Member State of the European Union, Iceland, Norway or Liechtenstein), are generally, subject to the anti-abuse rules and the anti-dividend stripping rules described above, fully exempt from Netherlands dividend withholding tax if, had the holder of Shares been a Dutch tax resident, the dividends would have been tax exempt based on the application of the participation exemption, as described above.

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

If the abovementioned conditions (a) and (b) do not apply, a holder of Shares who is an individual, resident or deemed to be resident in the Netherlands will not be subject to taxes on actual income and capital gains in the Netherlands. Instead, such individual is generally taxed at a flat rate of 36% (rate as from 2024) on notional income from “savings and investments” (“sparen en beleggen”), which notional income is determined on the basis of the amount included in the individual’s “yield basis” (“rendementsgrondslag”) at the beginning of the calendar year minus a tax-free threshold. The tax-free threshold for 2024 is €57,000 (2025: €57,684).  The notional income from portfolio investments (such as investments in Shares) is determined based on the multiple-years weighted average realized with investments in bonds, shares and real estate. For 2024 and 2025, the percentage is set at 6.04% and 5.88% respectively.  A debate has arisen regarding the above taxation system based on notional returns. The Supreme Court of the Netherlands has ruled in 2024 that only the actual return can be taxed if it is lower than the notional return. The Dutch Ministry of Finance is currently reviewing this ruling and will need to determine how actual returns should be calculated and implemented. Given the mentioned developments, resident individual holders of Shares are recommended to consult their own tax adviser to determine the potential effect of the above changes in their specific situation.

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

If either of the above-mentioned conditions (a) or (b) applies, income or capital gains in respect of dividends distributed by ICTS or in respect of any gains realized upon the acquisition, redemption and/or disposal of Shares will in general be subject to Netherlands income tax at the progressive rates up to 49.5%, unless the Netherlands right to tax is limited by a tax treaty.

Holders of Shares Resident Outside the Netherlands: Legal and Other Entities

A holder of Shares that is considered as a corporate (non-transparent) non-Dutch resident taxpayer for corporate income tax purposes (generally, legal entities with a legal form comparable to certain Dutch legal forms, as well as certain entities with a legal form which is not comparable to any Dutch legal form, which are not resident of the Netherlands), will not be subject to any Netherlands taxes on income derived from Shares and the gains realized upon the acquisition, redemption and/or disposal of Shares (other than the dividend withholding tax described above), unless:

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

Other withholding taxes

The Netherlands does not levy withholding taxes on interest and royalties, except in certain abusive situations involving low-tax jurisdictions, similar to the Conditional Withholding Tax on dividends described above.

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

Subsidiary Information

Not applicable

Item 11.        Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2024, approximately 20% of the Company’s revenues were derived in the United States of America, and approximately 80% was derived in Europe and the Far East. The Company is subject to market risks associated with foreign currency exchange rate fluctuations. We utilize some derivative instruments to manage the exposure to currency risk relating salaries in Israel. As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk – The Company is subject to changes in interest rates based on Federal Reserve and general market conditions. The Company does not utilize derivative instruments to manage exposure to interest rate risk. As of December 31, 2024, an increase of 1% in the interest rate would increase the Company’s interest expense for the Company’s lines of credit, loans and factorings with a maximum effect of $0.2 million.

Item 12.        Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.        Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.        Controls and Procedures

Management’s report on internal control over financial reporting

(a) Our management, including our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(d) and 15d-15(d) of the Exchange Act) as of the end of the period covered by this annual report (the “Evaluation Date”).

Based on such evaluation, the Chief Financial Officer has concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective.

(b) Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures and our internal control systems (because all internal control systems, no matter how well designed, have inherent limitations) may not prevent or detect misstatements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management’s report in this annual report.

(c) On the evaluation conducted by our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2024 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A      Audit Committee Financial Experts

The members of the Audit Committee consist of Gail F. Lieberman, Ilan Nir and Frans van Westen. All members are independent, with no relationship with management. Ms. Lieberman and Mr. van Westen have financial expertise. Ms. Lieberman is the Chairman of the Audit Committee.

Item 16B      Code of Ethics

The Company has adopted a Code of Ethics for principal’s executive officers and senior financial officers.

Item 16C      Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by our independent registered public accounting firms, Forvis Mazars LLP for services rendered to us during the year ended December 31, 2024 and Mazars USA LLP for services rendered during the year ended December 31, 2023.

The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant’s independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2024	2023
Audit fees	$491	$404
Audit related fees	-	-
Tax fees	-	-
Total fees	$491	$404

Item 16D      Exemptions from the Listing Standards for Audit committees

Not applicable.

Item 16E.     Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.      Change in Registrant’s Certifying Accountant

ICTS International N.V. was notified that Mazars USA LLP (“Mazars”), the Company’s independent registered public accounting firm, entered into a transaction with FORVIS, LLP (“FORVIS”), whereby substantially all of the partners and employees of Mazars joined FORVIS. As a result on the effective date of June 1, 2024, FORVIS LLP changed its name to Forvis Mazars, LLP and Mazars resigned as the Company’s independent registered public accounting firm. The Audit Committee of the Company’s Supervisory Board has appointed Forvis Mazars, LLP as the Company’s independent registered public accounting firm effective June 1, 2024. Prior to the appointment of Forvis Mazars, LLP, Forvis Mazars, LLP was not contacted or retained regarding application of accounting principal, audit opinions or any written or oral report or advice. The principle accounts report for the past 2 years did not contain any adverse opinion or disclaimer or was qualified/modified in any respect. There were no disagreements or reportable events with the former accountant during the last 2 years relating to accounting principles/practices, disclosures, scope or procedures.

Item 16G.     Corporate Governance

The Company has adopted Dutch law and the U.S. practices.

Item 16J.    Trading Policy

The Company has an extensive insider trading policy which is found in detail in the Trading Policy Exhibit 11 filed herewith.

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

On May 2nd 2022, one of the subsidiaries of ICTS, I-SEC International Security B.V., experienced a data breach incident. This was a ransomware incident that involved the exposure of information in the Company’s possession including human resource data of current and former employees. The Company has taken steps to address the incident. The immediate expenses following the incident were approximately $0.8 million. The incident did not affect its relationships with its customers or any third parties.

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

As part of its overall risk oversight function, our Audit Committee, which is comprised entirely of independent directors, considers cybersecurity risks in connection with overseeing our overall enterprise risk management system. As part of our cybersecurity risk management, we maintain industry standard procedures and policies, which are reviewed and revised from time to time, to proactively assess, identify and manage potential cybersecurity risks and respond to any actual cybersecurity threats and incidents. Such procedures and policies include: actively monitoring our information technology systems to ensure compliance with applicable legal and regulatory requirements; engaging third-party consultants and other service providers to monitor and, as appropriate, respond to cybersecurity risks; requiring our service providers and our business partners who connect directly to our information technology systems, to comply with our cybersecurity standards, due diligence processes and be subject to our non-disclosure and other confidentiality agreements that include cybersecurity-related terms; providing and analyzing specialized industry sector intelligence on cybersecurity threats; regularly testing our cybersecurity systems and disaster preparedness, including our back-up information technology systems; developing and updating incident response plans to address potential cybersecurity threats; and maintaining and training our personnel on cybersecurity incident reporting procedures.

PART III

Item 17.       Financial Statements

See Item 18.

Item 18.       Financial Statements

The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-40.

Item 19.       Exhibits

1.	Articles of Association of the Company filed as Exhibit to Form 20-F for the year ended December 31, 1999. *

2.	Articles of Amendment of the Articles of Association filed as Exhibit to Form 6K dated April 22, 2009. *

3.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2012. *

4.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2020. *

5.	Articles of Amendment of the Articles of Association filed as Exhibit to Form 20-F for the year ended December 31, 2023 *

6.	Specimen of the Company’s Common Stock filed as Exhibit to Form 20-F for the year ended December 31, 1999. *

7.	Revised Code of Ethics for Principal Executive Officers and Senior Financial Officers. Filed as Exhibit to Form 20-F December 13, 2020. *

11.	Trading Policy filed as Exhibit to Form 20-F for the year ended December 31, 2024, filed herewith.

12.1	Certification by the Registrant’s Managing Director and Chief Financial Officer pursuant to Rule13a-14(a)

13.1	Certification by the Registrant’s Managing Director and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

*	Incorporated by reference to the Company’s fillings.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

By:	/s/ Alon Raich

Name:	Alon Raich

Title:	Managing Director and Chief Financial Officer

Date:	May 13, 2025

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2024 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of Directors and
Stockholders of ICTS International N.V. and Subsidiaries:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of ICTS International N.V. (the “Company”) as of December 31, 2024 and the related consolidated statements of operations and comprehensive income (loss), shareholders' deficit, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended. in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2023 financial statements to retrospectively apply the change in accounting related to the Company’s adoption of ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures as described in Note 19 and the reclassification of cash flows as described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 financial statements taken as a whole.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit.

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

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Forvis Mazars, LLP
We have served as the Company’s auditor since 2024.
New York, NY
May 13, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Directors and
Stockholders of ICTS International N.V. and Subsidiaries

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 19, the accompanying consolidated balance sheet of ICTS International N.V. and subsidiaries (the “Company”) as of December 31, 2023 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ deficit, and cash flows, for each of two years in the period ended December 31, 2023, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above, before the effects of the adjustments to retrospectively apply the change in accounting (as described in Note 19) and the reclassification of cash flows  as described in Note 2, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting (as described in Note 19) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Forvis Mazars.

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

/s/ Mazars USA LLP
We served as the Company’s auditor from 2022 to 2024.
New York, NY
May 10, 2024

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$64,668	$55,222
Restricted cash	2,858	9,766
Bank deposits	18,083	34,002
Accounts receivable, net	68,335	70,442
Prepaid expenses and other current assets	7,689	7,125
Total current assets	161,633	176,557

Deferred tax assets, net	1,223	1,575
Investments	277	257
Deposits with customers	1,454	2,564
Restricted cash	1,795	2,037
Property and equipment, net	4,666	5,194
Operating lease right of use assets	13,138	7,398
Goodwill	633	668
Other assets	963	846
Total assets	$185,782	$197,096

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Financial institutions payable	$3,181	$209
Accounts payable	6,716	6,601
Accrued expenses and other current liabilities	50,815	52,470
Value added tax (VAT) payable	9,138	10,759
Income tax and other taxes payable	4,464	6,652
Operating lease liabilities, current	4,876	3,804
Total current liabilities	79,190	80,495

Operating lease liabilities, non-current	8,296	3,645
Other liabilities	13,966	22,038
Total liabilities	101,452	106,178

COMMITMENTS AND CONTINGENCIES (NOTE 18)

REDEEMABLE NON-CONTROLLING INTERESTS (NOTE 12)	90,737	93,521

SHAREHOLDERS' DEFICIT:
Common stock, €0.01 and €0.45 par value as of December 31, 2024 and 2023; 150,000,000 shares authorized as of December 31, 2024 and 2023. 37,433,333 shares issued and outstanding as of December 31, 2024 and 2023.	426	19,186
Additional paid-in capital	38,600	17,818
Accumulated deficit	(35,672)	(31,440)
Accumulated other comprehensive loss	(8,367)	(8,117)
Treasury shares	(1,518)	(1,518)
Non-controlling interests in subsidiaries	124	1,468
Total shareholders' deficit	(6,407)	(2,603)
Total liabilities and shareholders' deficit	$185,782	$197,096

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share data)

	For the Years Ended December 31,
	2024	2023	2022

Revenue	$483,310	$431,542	$324,977
Cost of revenue	413,469	351,558	261,181
GROSS PROFIT	69,841	79,984	63,796
Operating expenses:
Research and development	14,372	12,325	13,601
Selling, general and administrative	61,249	56,927	53,799
Total operating expenses	75,621	69,252	67,400
OPERATING INCOME (LOSS)	(5,780)	10,732	(3,604)
Equity loss from investment in affiliates	-	-	(97)
Other income, net	1,427	1,584	113
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(4,353)	12,316	(3,588)
Income tax benefits (expenses)	452	(1,745)	(1,646)
NET INCOME (LOSS)	(3,901)	10,571	(5,234)
Net income (loss) attributable to non-controlling interests	331	3,490	(509)
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(4,232)	$7,081	$(4,725)

BASIC AND DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE
Net income (loss) available to ICTS International N.V.	(4,232)	7,081	(4,725)

Basic weighted average number of shares	37,433,333	37,433,333	37,433,333

Net income (loss) per share attributable to ICTS International N.V. - basic	$(0.11)	$0.19	$(0.13)

Diluted weighted average number of shares	37,433,333	39,423,506	37,433,333

Net income (loss) per share attributable to ICTS International N.V. - diluted	$(0.11)	$0.18	$(0.13)

COMPREHENSIVE INCOME (LOSS)

Net income (loss)	$(3,901)	$10,571	$(5,234)
Other Comprehensive Income (loss) - Translation adjustments	(147)	141	(277)
Unrealized gains (loss) on derivative instruments	(103)	124	(35)
Comprehensive income (loss)	(4,151)	10,836	(5,546)
Comprehensive income (loss) attributable to non-controlling interests	284	3,686	(500)
COMREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(4,435)	$7,150	$(5,046)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(In thousands, except share data)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Treasury	Non Controlling	Total Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Shares	Interests	Deficit
BALANCE AT DECEMBER 31, 2021	37,433,333	$19,186	$16,844	$(33,796)	$(7,866)	$-	$(200)	$(5,832)
Net loss attributable to ICTS International N.V	-	-	-	4,725	-	-	(19)	(4,744)
Stock-based compensation – AU10TIX Technologies B.V.	-	-	(240)	-	-	-	753	513
Translation adjustment	-	-	-	-	(285)	-	23	(262)
Unrealized loss on derivatives instruments	-	-	-	-	(35)	-	-	(35)

BALANCE AT DECEMBER 31, 2022	37,433,333	19,186	16,604	(38,521)	(8,186)	-	557	(10,360)
Net income attributable to ICTS International N.V	-	-	-	7,081	-	-	-	7,081
Stock-based compensation – AU10TIX Technologies B.V.	-	-	-	-	-	-	715	715
Translation adjustment	-	-	-	-	(55)	-	196	141
Unrealized gain on derivatives instruments	-	-	-	-	124	-	-	124
Additional payment for shares issued in previous years (see note 18)	-	-	1,214	-	-	-	-	1,214
Commitment to purchase shares from certain directors and officers (see note 18)	-	-	-	-	-	(1,518)	-	(1,518)

BALANCE AT DECEMBER 31, 2023	37,433,333	19,186	17,818	(31,440)	(8,117)	(1,518)	1,468	(2,603)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(In thousands, except share data)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Treasury	Non Controlling	Total Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Shares	Interests	Deficit

BALANCE AT DECEMBER 31, 2023	37,433,333	19,186	17,818	(31,440)	(8,117)	(1,518)	1,468	(2,603)
Net loss attributable to ICTS International N.V	-	-	-	(4,232)	-	-	(10)	(4,242)
Reduce of nominal value shares	-	(18,760)	18,760	-	-	-	-	-
Translation adjustment	-	-	-	-	(147)	-	-	(147)
Unrealized loss on derivatives instruments	-	-	-	-	(103)	-	-	(103)
Stock-based compensation – AU10TIX Technologies B.V.	-	-	-	-	-	-	858	858
Exercise of options – AU10TIX Technologies B.V	-	-	2,022	-	-	-	(2,022)	-
Dividend to AU10TIX Technologies B.V shareholders	-	-	-	-	-	-	(170)	(170)

BALANCE AT DECEMBER 31, 2024	37,433,333	$426	$38,600	$(35,672)	$(8,367)	$(1,518)	$124	$(6,407)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2024	2023	2022
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,901)	$10,571	$(5,234)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,371	2,679	2,454
Loss (gain) from sale of investment	-	(715)	14
Bad debt expense	808	544	409
Deferred income taxes	352	(57)	(120)
Equity loss from investment in affiliates	-	-	226
Stock-based compensation	858	911	513
Changes in assets and liabilities:
Accounts receivable	(961)	(15,682)	(1,229)
Prepaid expenses and other current assets	(705)	2,929	5,316
Deposits with customers	988	2,126	(4,545)
Other assets	(25)	-	550
Accounts payable	332	(2,256)	3,019
Accrued expenses and other current liabilities	277	8,287	3,554
VAT payable	(1,050)	2,802	2,668
Income and other taxes payable	(1,836)	386	16
Operating lease accounts, net	17	(93)	(468)
Other liabilities	(6,997)	(8,043)	(9,254)

Net cash provided by (used in) operating activities	(9,472)	4,389	(2,111)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,948)	(1,551)	(1,746)
Capitalization of software costs	(49)	(86)	(1,355)
Proceeds from sale of property and equipment	-	-	4
Proceeds from sale of investments	-	785	-
Purchase of investments	(20)	-	(45)
Deposits (withdraws) regarding employees severance	(95)	229	454
Net cash used in investing activities	$(2,112)	$(623)	$(2,688)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,
	2024	2023	2022
CASH FLOW FROM FINANCING ACTIVITIES:
Loans received	$8,869	$2,853	$-
Loans repaid	(7,793)	(2,853)	-
Withdraws under factoring agreements	18,244	2,284	1,974
Repayments under factoring agreements	(16,231)	(2,201)	(2,039)
Dividend paid to AU10TIX shareholders	(3,248)	-	-
Withdraws (repayments) of convertible notes payable to a related party	-	110	(87)
Net cash provided by (used in) financing activities	(159)	193	(152)

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH, CASH EQUIVALENTS, RESTRICTED CASH AND BANK DEPOSITS	(1,880)	1,106	(2,539)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, RESTRICTED CASH AND DEPOSITS	(13,623)	5,065	(7,490)

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND BANK DEPOSITS BEGINNING OF YEAR	101,027	95,962	103,452

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND BANK DEPOSITS END OF YEAR	$87,404	$101,027	$95,962

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Additional payment for shares issued in previous years (see note 18)	$-	$1,214	$-
Commitment to purchase shares from certain directors and officers (see note 18)	$-	$(1,518)	$-

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$1,088	$1,063	$80

Income taxes	$5,196	$6,009	$1,895

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 1 - ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or the “Company”) operate in three reportable segments: (a) airport security (b) other aviation related services and (c) authentication technology. The Company also incurs general corporate expenses and costs which are not allocated to the reportable business segments but have been included in the “unallocated corporate” component which does not generate revenue and contains primarily non-operational expenses. The Corporate segment does not generate revenue and contains primarily non-operational expenses. The Airport Security segment provides security services primarily to airport authorities and airlines, predominantly in Europe. The Other Aviation Services segment provides services primarily to airlines and airport authorities in the United States of America. The Authentication Technology segment provides authentication services to financial and other companies, predominantly in the United States of America.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The significant accounting policies are as follows:

Functional Currency

The accompanying consolidated financial statements are presented in United States Dollars. The Company has determined that the functional currency of its subsidiaries is usually the local currency, except AU10TIX Technologies B.V. and its subsidiaries (“AU10TIX”) whose functional currency is United States Dollars. For financial reporting purposes, the assets and liabilities of such subsidiaries are translated into United States Dollars using exchange rates in effect at the balance sheet date. The revenue and expenses of such subsidiaries are translated into United States Dollars using average exchange rates in effect during the reporting period. Resulting translation adjustments are presented as a separate category in shareholders' deficit called accumulated other comprehensive loss.

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

Cash and Cash Equivalents

The Company considers all highly liquid investments to be cash and cash equivalents with an original maturity of three months or less when purchased.

Restricted Cash and Bank Deposits

Short term restricted cash as of December 31, 2024 consists of: (a) $142 held in bank accounts that serve as cash collateral for outstanding letters of credit and guarantees, (b) $1,872 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities, (c) $0 secured for derivative instruments and (d) $844 short term bank deposits.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Cash and Bank Deposits (Continued)

Long term restricted cash as at December 31, 2024 and 2023 consist of $1,795 and $2,037, respectively, held in bank accounts that serve as risk collateral for long term outstanding letters of credit and guarantees.

Bank deposits consist of interest-bearing deposits held in banks and financial institutions with an original maturity of more than three months and less than a year from the date of deposit and carried at cost.

The following table provides a reconciliation of cash and restricted cash reported on the balance sheet that sum to the total of the same such amounts shown in the statements of cash flows.

	Year Ended December 31,
	2024	2023	2022
Cash and cash equivalents	$64,668	$55,222	$50,937
Restricted cash - short term	2,858	9,766	15,867
Bank deposits	18,083	34,002	24,568
Restricted cash - long term	1,795	2,037	4,590
Total cash, cash equivalents, restricted cash and bank deposits shown in the statement of cash flows	$87,404	$101,027	$95,962

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for credit losses is based on historical collection experience, factors related to specific customers and current economic trends. The Company writes off accounts receivable when they are determined to be uncollectible and are recognized as a reduction to the allowance for credit losses. As of December 31, 2024 and 2023, the allowance for doubtful accounts is $1,351 and $759, respectively.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deposits with Customers

Deposits with customers consist of long-term cash deposits provided to customers and suppliers which serve as cash collateral in order to guarantee the performance and quality of services provided to the customers or to secure the future payments to suppliers. The deposits are repaid to the Company at the end of the contract or the engagement with the customers or the suppliers.

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

Equity investments for which the company does not have significant influence with readily determinable fair values are measured at fair value. Equity investments without readily determinable fair values are measured at cost with adjustments for observable changes in price or impairments (referred to as the measurement alternative).

The Company records investments in the equity securities of privately held companies which represent an ownership interest of less than 20% using the measurement alternative.

Derivative Instruments

Derivative instruments are measured at their fair value and recorded as either assets or liabilities. Changes in the fair value of derivatives designated as cash flow hedging instruments are initially recorded in other comprehensive income; A corresponding amount is reclassified out of other comprehensive income into earnings when the underlying transactions are recognized in the consolidated statements of operations and comprehensive income.

The Company maintains a risk management strategy, that may incorporate the use of put options and forward exchange contracts, to minimize significant fluctuation in cash flows and/or earnings that are caused by exchange rate or interest rate volatility.

Property and Equipment

Equipment and furniture, leasehold improvements and vehicles are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in determining depreciation are as follows:

Years
Equipment and furniture	3-7
Internal use software	3-7
Vehicles	3-7

Leasehold improvements are amortized using the straight-line method over the shorter of the total term of the lease or the estimated useful lives of the assets.

Capitalized Internal-Use Software Costs

The Company capitalizes certain costs incurred in developing internal-use software when capitalization requirements have been met. Costs prior to meeting the capitalization requirements are expensed as incurred. Costs, such as maintenance and training are also expensed as incurred. Capitalized costs are included in property and equipment, and amortized on a straight-lined basis over the estimated useful life of the software. Amortization expense, which is included in depreciation expense, amounted to $782, $947 and $742 during the years ended December 31, 2024, 2023 and 2022, respectively.

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company would record a goodwill impairment charge for the difference between the carrying value and the fair value of the goodwill, not to exceed the carrying amount of the goodwill. During the years ended December 31, 2024, 2023 and 2022, the Company has not recorded any impairment charges on its goodwill.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2024, 2023, and 2022, the Company did not record any impairment charges on its long-lived assets.

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

For employees not covered under Section 14, severance liabilities are recorded based on the length of service and their latest monthly salary. The Company’s liabilities for the Israeli employees amounted to $1,385 and $1,388 as of December 31, 2024 and 2023, respectively and are included in other liabilities in the Company’s consolidated balance sheets. The deposits made at insurance companies to cover these liabilities amounted to $938 and $854 as of December 31, 2024 and 2023, respectively, and are included in other assets in the Company’s consolidated balance sheets.

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

After lease commencement, the Company measures the lease liability as the present value of the remaining lease payments using the discount rate determined at lease commencement (as long as the discount rate hasn’t been updated as a result of a reassessment event).

The Company subsequently measures the ROU asset as the present value of the remaining lease payments, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if relevant and any unamortized initial direct costs. Lease expenses are recognized on a straight-line basis over the lease term. Lease terms will include options to extend or terminate the lease when it is reasonably certain that the Company will exercise or not exercise the option to renew or terminate the lease.

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

Convertible Debt Instruments

The Company evaluates convertible debt instruments at the time of issuance to determine whether the embedded conversion option needs to be bifurcated from the debt instrument and accounted for as a freestanding derivative instrument. An embedded conversion option is considered to be a freestanding derivative when: (a) the economic characteristics and risks of the embedded conversion option are not clearly and closely related to the economic characteristics and risks of the host instrument, (b) the hybrid instrument that embodies both the embedded conversion option and the host instrument is not re-measured at fair value under otherwise applicable US GAAP with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded conversion option would be considered a derivative instrument subject to certain requirements.

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

Comprehensive Income (Loss) and Accumulated Other Comprehensive Loss

The Company's comprehensive income (loss) consists of the Company’s net income (loss), foreign currency translation adjustments and changes in fair value of derivative instruments as cash flow instruments. Accumulated other comprehensive loss consist of the Company’s accumulated foreign exchange currency translation adjustments and changes in fair value of derivative instruments.

Stock-Based Compensation

Stock-based compensation to employees and non-employees, including stock options, are measured as the fair value of the award on the date of grant based on the estimated number of awards that are ultimately expected to vest. The compensation expense resulting from stock-based compensation to management and administrative employees is recorded over the vesting period of the award in selling, general and administrative expense on the accompanying consolidated statements of operations and comprehensive income (loss). Compensation expense resulting from stock-based compensation to operational employees is recorded over the vesting period of the award in cost of revenue.

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

Redeemable Non-Controlling Interests

When the Company or its subsidiaries issues preferred shares, it considers the provisions of FASB ASC 480 –

“Distinguishing Liabilities from Equity” (Topic 480) in order to determine whether the preferred share should be classified as a liability. If the instrument is not within the scope of Topic 480, the Company or its subsidiaries further analyses the instruments characteristics in order to determine whether it should be classified within temporary equity (mezzanine) or within permanent equity in accordance with the provisions of Topic 480-10-S99. AU10TIX redeemable convertible preferred shares are not mandatorily or currently redeemable. However, it includes a liquidation or deemed liquidation events which constitutes a redemption event that is outside of the Company’s control. As such, all shares of redeemable preferred shares have been presented outside of permanent equity. The Company has not adjusted the carrying values of the redeemable preferred shares to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

Revenue Recognition

Revenue is recognized when the promised services are performed for our clients, and the amount that reflects the consideration we are entitled to receive in exchange for those services, is determined. The Company’s revenues are recorded net of any sales taxes.

In order to determine the revenue, we (1) identify the contract with the client, (2) identify the performance obligations, usually based on the hours spent, (3) determine the transaction price, (4) allocate of the transaction price to the performance obligation and (5) we recognize revenue as the performance obligation is satisfied.

A performance obligation is a promise in a contract to transfer a distinct service to the client and it is the unit of account for revenue recognition. The majority of our contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in our contracts and, therefore, is not distinct.

The following table presents the Company’s revenues according to the Company’s segments:

	Year ended December 31,
	2024	2023	2022
Airport security	$362,799	$309,335	$224,037
Other aviation related services	74,526	66,463	53,954
Authentication technology	45,985	55,744	46,986
Total revenue	$483,310	$431,542	$324,977

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The following table presents the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Year ended December 31,
	2024		2023		2022
Germany	$128,278	27%	$114,176	26%	$111,826	34%
United States	97,000	20%	99,765	23%	88,333	27%
The Netherlands	106,027	22%	101,512	24%	63,842	20%
Spain	113,177	23%	82,217	19%	39,448	12%
Other countries	38,828	8%	33,872	8%	21,528	7%
Total revenue	$483,310	100%	$431,542	100%	$324,977	100%

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

Pricing and Reduction to Revenues

We generally determine standalone selling prices based upon the prices included in the client contracts, using expected costs plus margin or other observable prices. The price as specified in our client contracts is generally considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar client in similar circumstances. Certain client contracts have variable provisions including quality thresholds or other similar items that could reduce the transaction price. These amounts may be constrained and revenue is recorded to the extent we do not expect a significant reversal or when the uncertainty associated with the variable provision is resolved. Our variable provision amounts, if any, are not material, and we do not expect significant changes to our estimates.

Contracts

Our client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which we operate. The payment terms vary by the type and location of our clients and services offered. Client payments are typically due in 30 to 60 days after invoicing but may be a shorter or longer term depending on the contract. Our contracts with main customers are generally long-term between two to five years. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

Practical Expedients and Exemptions

Because nearly all our contracts are based on input measure of time of service provided (as hours or attendance), no exemptions need to be made. We have no material contracts with material revenues expected to be recognized subsequent to December 31, 2024 related to remaining performance obligations.

Revenue Service Types

The following is a description of our revenue service types, including airport security, airline security, cargo security, other airport services, general security services and other services.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Airport Security

Staffing or manning for airline security is usually based on long-term contracts issued via a public tender procedure. We recognize revenue according to the unit of measure provided (usually attendance for specific time framed service such as specific flights). When the manning for the security of these flights is delivered, the Company invoices the customer according to the agreed flight price.

Most contracts have an hourly rate that reflects an all-in price based on a full cost price calculation. In some of the contracts, the hourly rates are split between a component based on hours and a component based on specific costs in a specific time period but always linked to the service provided in given time period. Revenue is recognized at the time period set in the contract.

Airline Security

Staffing or manning for airline security are usually based on long-term contracts issued via a public tender procedure. We recognize revenue according to the unit of measure provided (usually attendance for specific time framed service like specific flights). The time framed specialized security services in this case the executed number of flights. When the manning for the security of these flights is delivered, the Company invoices the customer according to the agreed flight price.

Cargo Security

Staffing or manning for specialized cargo security are usually based on a long-term contract, sometimes publicly tendered. Contracts are based on hourly planned and executed screening services. Revenue is recognized based on the realized screening hours and contractually agreed upon hourly rate.

Other Airport Services

Other airport services include wheelchair attendants, pre-departure skycaps, bag-runners, agents, guards, charter security screening, janitorial, and cabin cleaning for major U.S. and foreign carriers in airports throughout the United States of America. Our contracts may include either single or multiple performance obligations and vary by airport and airline. We recognize revenue given the unit of measure (usually hours) provided in the given time period and the specific price for specific hours or attendance for specific event, time framed service as agreed upon in the contracts.

General Security Services

General security services include providing armed and unarmed guards to private schools and places of worship, video surveillance and patrol. Contracts for general security services generally include only a single performance obligation. We recognize revenue for security guard services given the unit of measure (hours) provided in the given time period. Revenue from video surveillance and patrol is recognized based upon a fixed monthly rate.

Other Services

Other services include revenues from incidental specialized security manning services, training services and ad hoc work performed on and off airports. Revenue is recognized over time as services are being performed, using the input of service delivered during the time period according to the contractual agreed price.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Authentication Technology Segment

In the authentication technology segment, the Company offers authentication services on a cost per click basis, with a minimum yearly commitment which means the customer pays the Company according to the higher of (a) number of times the customer used the system in order to authenticate IDs (recognized at a point of time) or (b) according to the yearly minimum commitment (recognized over time). According to the agreement with the customers, each chargeable click has an agreed price and revenue is being recognized accordingly.

Pricing and Reduction to Revenues

The Company determines standalone selling prices based upon the prices included in the client contracts using expected costs plus margin, or other observable prices. The price as specified in our client contracts is considered the selling price as agreed with the customer. The Company’s variable consideration amounts, if any, are not material, and we do not expect significant changes to our estimates. The Company does not expect a significant reversal when the uncertainty associated with the variable consideration is resolved. A customer may or may not be offered a tier-based pricing scheme but in any event of usage above the committed amount, the pricing will remain unchanged.

Contracts

Client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which the company operates, and are typically set to a three-year duration. The payment terms vary by the type and location of our clients and services offered. The minimum commitment is usually paid in advance. Client payments are typically due 30 days after invoicing, but may be a shorter or longer term depending on the contract. Client contracts usually range from one to three years with a convenience exit every twelve months period, and at the end of the contract, there is a renewal option. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

Deferred Revenues

The Company records deferred revenues when cash payments are received or due in advance of our performance. Deferred revenues at December 31, 2024 and 2023 were $3,527 and $4,938, respectively shown as part of the accrued expenses. Revenue recognized for the years ended December 31, 2024, 2023 and 2022 that was included in the deferred revenue at the beginning of each year was $4,938, $3,570 and $2,217, respectively.

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

Advertising Costs

Advertising costs are expensed as incurred and consist of costs associated with promoting the Company, its products and services as participation in conferences and publication costs. Advertising costs during the years ended December 31, 2024, 2023 and 2022 are $2,934 $3,107 and $3,472, respectively.

Value Added Tax

Certain of the Company’s operations are subject to Value Added Tax (“VAT”) applied to the services sold in those respective countries. The Company is required to remit the VAT collected to the tax authorities but may deduct the VAT paid on certain eligible purchases.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities resulting from a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is established when realization of net deferred tax assets is unlikely to be considered more likely than not.

Uncertain income tax positions are determined based upon the likelihood of the positions being sustained upon examination by taxing authorities. The benefit of a tax position is recognized in the consolidated financial statements in the period during which management believes it is more-likely-than-not that the position will not be sustained. Income tax positions taken are not offset or aggregated with other positions. Income tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of income tax benefit that is more than 50 percent likely of being realized if challenged by the applicable taxing authority. The portion of the benefits associated with income tax positions taken that exceeds the amount measured is reflected as income taxes payable.

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

The Company had a net loss for the years ended December 31, 2024 and 2022. For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common share is anti-dilutive due to the net loss. Due to the net loss during those years, potentially dilutive securities were excluded from the computation of diluted loss per share even though the conversion rate of the convertible note payable to related party was lower than the market price of the Company’s common stock as of December 31, 2024 and 2022.

The Company had net income for the year ended December 31, 2023. Potentially dilutive securities were included in the computation of diluted income per share as the conversion rate of the convertible note payable to related party was lower than the weighted average computed price of the Company’s stock for the year 2023.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income (Loss) Per Share (Continued)

The number of shares of common stock attributable to potentially dilutive securities for the years ended December 31, 2024, 2023 and 2022 were 5,566, 1,990,173 and 2,760,855 shares of which the December 31, 2024 and 2022 shares were excluded from the loss per share calculation due to being anti-dilutive. In computing diluted earnings per share, the Company took into account the potential dilution that could occur upon the exercise of options granted under employee stock compensation plans using the treasury stock method, and conversion of the convertible note using the if converted method.

Fair Value of Financial Instruments

The fair value of cash and cash equivalents, restricted cash, bank deposits, accounts receivable, prepaid expenses and other current assets, notes payable – financial institutions payable, accounts payable, accrued expenses and other current liabilities, income tax and other taxes payable, VAT payable approximate their carrying values due to the short-term nature of the instruments. The carrying value of the severance pay in other liabilities is not readily determinable because: (a) these instruments are not traded and, therefore, no quoted market prices exist upon which to base an estimate of fair value and (b) there were no readily determinable similar instruments on which to base an estimate of fair value.

Concentration of Credit Risk

Financial instruments which are subject to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, bank deposits and accounts receivable.

The Company maintains cash, cash equivalents, restricted cash and bank deposits in accounts with financial institutions in the United States of America, Europe, Japan and Israel. As of December 31, 2024 and 2023, accounts at financial institutions located in the United States of America are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250 per institution. As of December 31, 2024 and 2023, cash, cash equivalents, restricted cash and bank deposits of $1,128 and $2,745, respectively, are being held in the United States of America, of which $828 and $2,445, respectively, are uninsured. Cash, cash equivalents, restricted cash and bank deposits located in Europe, Japan and Israel, totaling $84,481 and $98,282 as of December 31, 2024 and 2023, respectively, are uninsured.

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

Revenue from three customers represented 47% of total revenue during the year ended December 31, 2024, of which customer A accounted for 18%, customer B accounted for 17% of total revenue and customer D accounted for 12% of total revenue. Accounts receivable from these three customers represented 24% of total accounts receivable as of December 31, 2024.

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

Revenue and receivables from customer B used to be presented in the year ended December 31, 2022 as part of customer C. In 2023 there were some changes in the structure of customer C and subsequently its revenue has been split among few customers. For comparative purposes, total revenue of customer B for the year ended December 31, 2022 was 28% of total revenue. Accounts receivable from customer B represented 18% of total accounts receivable as of December 31, 2022.

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

Reclassification

Certain amounts have been reclassified in prior years statements of cash flows to conform with current period presentation.

Recently Accounting Pronouncements Not Yet Adopted

Accounting Standards Update 2024-03

In November 2024, the Financial Standards Accounting Board (FASB) issued Accounting Standards Update (ASU) 2024-03 "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)" which expands annual and interim disclosure requirements for certain costs and expenses, primarily through enhanced disclosures. ASU 2024-03 is effective for our annual periods beginning December 15, 2026, and for interim periods beginning December 15, 2027, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

Accounting Standards Update 2023-09

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topics 740): Improvements to Income Tax Disclosures" to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted. The Company evaluated the update and it is not expected to have a material effect.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 3 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are as following:

	December 31,
	2024	2023
Receivable from the German authorities – COVID-19 (1)	$350	$512
Income tax receivable	2,123	867
Interest from bank deposits	459	529
Value Added Tax (VAT) receivable	404	960
Prepaid uniforms	814	712
Prepaid insurance	576	532
Prepaid licenses	685	541
Prepaid rent	412	365
Other	1,866	2,107
Total prepaid expenses and other current assets	$7,689	$7,125

(1)
In Germany, the employees are eligible for payroll support. The Company pays their full salary to its German employees and the Company is reimbursed by the German government for the payroll support amount.

NOTE 4 - INVESTMENTS

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2024, and 2023 is as follows:

		December 31,		December 31,
		2024		2023
	Measurement Method	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
Manuka, Inc. (Previously Artemis Therapeutics, Inc.) (1)	Measurement alternative	$-	Less than 1%	$-	Less than 1%
Mesh Technologies, Inc. (2)	Measurement alternative	36	Less than 1%	36	Less than 1%
Arrow Ecology & Engineering Overseas (1999) (3)	Equity method	0	22.6%	0	22.6%
GreenFox Logistics LLC. (2)	Measurement alternative	100	Less than 1%	100	Less than 1%
SardineAI Corp. (2) (4)	Measurement alternative	8	Less than 1%	8	Less than 1%
Silver Circle One (2)(5)	Measurement alternative	58	Less than 1%	38	Less than 1%
Justt Fintech Ltd (previously Acrocharge Ltd) (2)	Measurement alternative	50	Less than 1%	50	Less than 1%
Nilus OS Ltd (2)	Measurement alternative	25	Less than 1%	25	Less than 1%
Total investments in unconsolidated subsidiaries and affiliates		$277		$257

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 4 - INVESTMENTS (Continued)

(1)
The market value of the Company’s investment in MNKA as of December 31, 2024, and 2023 is $0 and $9, respectively. The Company evaluated the stock price of MNKA but as the MNKA share price is low, the number of shares that are being traded is thin and as MNKA still does not have any material revenue or profitable operations, the Company previously determined that the value of the investment is impaired and accordingly, valued the investment at zero.

(2)	Private, closely held company, with no active market for the investment. Therefore, the Company applies the measurement alternative and measures the investment at cost minus impairment.

(3)
The investment includes few types of shares representing 22.6% of Arrow’s equity and shareholders loans of $4,146 which were purchased for a total amount of $1,750. The Company suspended its use of the equity method for this investment in 2023 after its investment balance was reduced to zero.

The Company has an agreement with an entity related to its main shareholder, according to which, if the value of the investment decrease, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $1,750. The guarantee is effective immediately as of the date of purchase and terminates on January 1, 2027. Some Directors, managers and shareholders of Arrow are related parties of the Company.

(4)	On January 2023, the Company sold approximately 85% of its investment for a total amount of $756.

(5)
A capital fund which aims to invest in private emerging companies with focus on consumer, commerce and technology companies. The company committed to invest up to $100 in a collective investment fund while as of December 31, 2024, the Company invested a total amount of $58.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	December 31,
	2024	2023
Office, equipment and facilities	$6,440	$6,332
Internal use software	3,396	3,345
Vehicles	2,127	2,192
Leasehold improvements	2,596	2,606
Total cost of property and equipment	14,559	14,475
Less: accumulated depreciation and amortization	9,893	9,281
Total property and equipment, net	$4,666	$5,194

Depreciation and amortization expenses are $2,371, $2,679 and $2,454 for the years ended December 31, 2024, 2023 and 2022 respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 6 - LEASES

Lessee Arrangements

The Company enters into leases in the normal course of business primarily as part of its operations in the different airports, back-office operations, research and development offices and headquarters offices.

The table below presents the effects on the amounts relating to the Company’s total lease cost:

	Year ended December 31,
	2024	2023	2022
Operating lease cost	$5,684	$4,915	$4,617
Short term lease cost	2,208	1,609	1,614
Total lease cost	$7,892	$6,524	$6,231

Other information:

Cash paid for amounts included in the measurement of Lease liabilities:

	Year ended December 31,
	2024	2023	2022
Operating cash flows from operating leases	$5,672	$4,902	$4,625
Right of use assets obtained in exchange for new operating lease liabilities	10,680	1,655	3,885
Weighted-average remaining lease term-operating leases	4.5 years	2.6 years	3.3 years
Weighted-average discount rate	7.33%	5.94%	5.34%

Balance sheet information related to operating leases was as follows:

	December 31,
	2024	2023
Operating lease ROU assets	$13,138	$7,398

Operating lease liabilities - current	$4,876	$3,804
Operating lease liabilities - non current	8,296	3,645
Total operating lease liabilities	$13,172	$7,449

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 6 - LEASES (CONTINUED)

Future undiscounted lease payments for operation leases with initial terms of more than one year as of December 31, 2024 are as follows:

Year ending December 31,
2025	$5,549
2026	3,110
2027	2,378
2028	1,497
2029	640
Thereafter	2,193
Total future minimum lease payments	15,367
Less: imputed interest	2,195
Total	$13,172

NOTE 7 - GOODWILL

All the Company’s goodwill relates to its airport security segment. The change in goodwill during the year is as follows:

	2024	2023
Balance as of the beginning of the year	$668	$646
Goodwill acquired during the year	-	-
Impairment losses	-	-
Exchange rate effect	(35)	22
Balance as of the end of the year	$633	$668

At December 31, 2024 and 2023, the Company performed qualitative assessments to determine if it was more likely than not that the fair value of the reporting units exceeded carrying values, including goodwill. The qualitative assessments indicated that it was more likely than not that the fair value exceeded the carrying value of the reporting unit.

During the years ended on December 31, 2024, 2023 and 2022, the Company did not recognize any impairment charges.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 8 - FINANCIAL INSTITUTIONS PAYABLE

United States of America

The Company’s U.S subsidiary secured a three-year credit facility with its primary bank in September 2023. The credit facility has a maximum borrowing base limit of $7,500. The borrowing base limitation is equivalent to: (i) 85% of eligible non-investment grade receivables and 90% of eligible investment grade receivables, plus (ii) 80% of direct labor payroll for the previous two pay periods plus 20%. The company is required to maintain a fixed charge ratio of 1.00. Borrowings on the credit facility are subject to interest at SOFR plus 2.65% (7.14% as of December 31, 2024) and a minimum annual interest charge of $60. As of December 31, 2024, the Company has not borrowed funds under the credit facility and the unused available amount of the line is $7,500.

Europe

The Company has a credit arrangement in Sweden to provide it with up to 4,000 SEK ($363 as of December 31, 2024) in borrowings. Borrowings under the line of credit bear annual interest of 5.3% and are subject to an annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of December 31, 2024 and 2023, the Company had 2,212 SEK and 2,098 SEK ($201 and $209 as of December 31, 2024 and 2023) respectively in outstanding borrowings under the credit facility. The weighted average interest rate for this loan during the years ended December 31, 2024, 2023 and 2022, was 5.3%, 2.8% and 2.8% respectively.

In November 2023, the Company entered into a loan agreement with a commercial bank in Spain to provide it with up to €1,000 ($1,041 as of December 31, 2024). The interest rate is determined by the bank at the time the loan is taken. The loan agreement was renewed in November 2024. As of December 31, 2024 and 2023, the Company had no outstanding balances under the loan agreement.

During the year ended December 31, 2023 the Company has taken from time-to-time revolving short-term loans from the same commercial bank, of variable amounts. The loans ranged between €250 to €1,415 ($274 and $1,555 as of December 31, 2023) with interest rates between 5.25% and 5.90% and for periods of three to six months. In December 2023, the agreement with the commercial bank was extended to provide loans up to €1,500 ($1,561 as of December 31, 2024). These loans can be used only for paying different taxes to the Spanish tax authorities. The interest rate is determined at the time the loans are taken. The loan agreement can be terminated by both sides at any time. During the year ended December 31, 2024 the loans taken ranged between €500 to €1,000 ($520 and $1,041 as of December 31, 2024) with interest rates between 4.00% and 5.25% and for periods of three to six months. As of December 31, 2024 and 2023 the outstanding balances were €1,000 and €0 ($1,041 and $0 as of December 31, 2024 and 2023), with interest rate of 4.00% and 0.00%, respectively.

In June 2024, the Company signed a factoring agreement with a commercial bank for an unlimited period. According to the agreement, the Company factors certain accounts receivable related to invoices issued to certain customers up to the amount of €11,650 ($12,123 as of December 31, 2024). The amounts can be used only for payroll related costs in Germany. The company is being charged fees until the collection date equal to Euribor plus 3.00% (5.89% as of December 31, 2024). The Company was also subject to a 1.5% fee at the signing date of the agreement. As of December 31, 2024, the outstanding balance was €1,863 ($1,939 as of December 31, 2024).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 8 - FINANCIAL INSTITUTIONS PAYABLE (CONTINUED)

The Following table summarizes the different loans mention above and as reflected at the Company’s financial liabilities:

	Maximum Availability as of December 31, 2024 *	Debt Balance as of December 31, 2024	Interest rate as of December 31, 2024	Maximum Availability as of December 31, 2023 *	Debt Balance as of December 31, 2023	Interest rate as of December 31, 2023
Line of Credit	$7,500	$-	7.14%	$7,500	$-	8.0%
Loan	1,041	-	3.2%	1,099	-	4.4%
Revolving Loans	1,561	1,041	4.00%	1,648	-	5.3%
Factoring	363	201	5.30%	398	209	2.8%
Factoring	12,123	1,939	5.89%	-	-	-
Total	$22,588	$3,181	5.23%	$10,645	$209	2.8%

* Maximum availability is subject to terms and conditions according to the agreements with the different financial institutions.

In March 2024 the Company signed a non-recourse factoring agreement with a commercial bank under which it factors certain accounts receivable related to invoices issued to a specific customer up to €3,000 ($3,122 as of December 31, 2024). The maximum amount provided by the bank cannot exceed 75% of the monthly invoice for that customer. The agreement is in place until April 2025. In March 2025 the agreement was extended for one year and the facility was increased up to €4,000 ($4,329 as of March 31, 2025). Under the terms of this agreement, the factor assumes all rewards and credit risks associated with the purchased receivables and the Company has no further obligation related to their collection. Accordingly, the factored receivables are derecognized from the Company’s balance sheet once the funds are received by the Company. The arrangement does not create any liability and therefore no loan or financing obligation is recorded in the Company’s financial statements. The Company is also subject to a 0.2% fee for every factored invoice issued under the agreement and with interest equal Euribor plus 0.60% (3.59% as of December 31, 2024) until the date the payment is anticipated.

NOTE 9 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2024	2023
Accrued payroll and related costs	$27,150	$27,887
Accrued vacation	9,817	8,381
Deferred revenue	3,527	4,938
Advanced payment from a customer	4,783	5,051
Commitment to purchase shares from directors and officers	1,518	1,518
Other	4,020	4,695
Total accrued expenses and other liabilities	$50,815	$52,470

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 10 - DEBT TO A RELATED PARTY

Convertible Notes Payable to a Related Party

The Company had an agreement with an entity owned by its main shareholder to provide it with up to $2,000 in revolving loans through January 2024. Loans received under the arrangement bear interest at the interest rate of 2.5%, which is compounded semi-annually and payable at maturity. In connection with the arrangement, the holder was granted in May 2019 an option to convert up to $2,000 of the loan into a maximum of 5,000,000 shares at a price of $0.4 per share. In October 2020, the entity converted $800 into 2,000,000 shares. In November 2023, the Company and the related party agreed to extend the length of the note until January 2026 and to adjust the terms of the option to convert the loan into a maximum of 5,000,000 shares at a price of $0.75 per share. As a result, an adjustment was made in 2023 to the per share price of the 2,000,000 shares issued in the October 2020 conversion, resulting in an amount of $700 of the loan derecognized with a corresponding increase to the additional paid in capital. See also note 18.

The Company’s weighted average interest during the years ended December 31, 2024, 2023 and 2022 is 0.0%, 2.5% and 7.10%, respectively.

Total interest expense related to the note is $0, $21 and $28 for the years ended December 2024, 2023 and 2022, respectively.

As of December 31, 2024, and 2023, convertible notes payable to this related party consist of $25 and $0, respectively included in accrued expenses and other current liabilities.

NOTE 11 - OTHER LIABILITIES

Other liabilities are as follows:

	December 31,
	2024	2023
Deferred wage tax and social security (1)	$7,227	$11,601
Deferred VAT (1)	4,858	7,809
Severance pay liability	1,881	1,838
Other	-	790
Total other liabilities	$13,966	$22,038

(1)
Deferred VAT and deferred wage tax relate to governmental support provided by the Dutch government, where they postponed all VAT payable for the years 2021 and 2020 and all wage tax and social security payable for the months March - December 2021 to be paid in 60 instalments starting October 2022 (see note 13).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 12 - REDEEMABLE NON-CONTROLLING INTERESTS

On July 3, 2019 AU10TIX entered into a Series A Preferred Subscription Agreement (the "Agreement") with TPG Lux 2018 SC I, S.a.r.l ("TPG") and issued 3,000,000 Series A Preferred Shares ("Series A Shares") to TPG for a price of US$60,000 in cash representing approximately 24% of the outstanding share capital of AU10TIX and 23.077% of the fully-diluted share capital of AU10TIX (see note 14). Transaction costs totaled $4,540 and were deducted from the redeemable non-controlling interests balance.

On November 7, 2019, AU10TIX issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares ("Series A-1 Shares" and together with Series A Shares – "the Preferred Shares") to Oak for a price of US$20,000 in cash representing approximately 7.401% of the outstanding share capital of AU10TIX and 7.143% of the fully-diluted share capital of AU10TIX. For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis: $19,537 and $461, respectively. Transaction costs totaled $1,513 and were deducted from the respective investment amounts.

Following the Oak investment, on November 7, 2019, TPG subscribed for 307,087 Series A-1 Shares at nominal value (US$0.001 per share) (“Bonus Issue Series A-1 Shares”) in order to preserve its 23.077% ownership interest in the fully diluted share capital of AU10TIX.

On June 28, 2021, Oak purchased 755,906 AU10TIX Series A Preferred shares from TPG and GF purchased 1,511,811 AU10TIX Series A Preferred Shares from TPG. In connection with such purchases, all outstanding AU10TIX’s Series A Preferred Shares and Series A-1 Preferred Shares were re-designated as New Series A Preferred Shares and the Ordinary Shares owned by ICTS were re-designated as Class B Ordinary Shares, as described below.

Following the modification and extinguishment of the Preferred Shares and the reclassification of the Series A-1 Shares in 2021, the Company adjusted the carrying value of the redeemable non-controlling interests by $9,057, with a corresponding decrease to additional paid-in capital and non-controlling interests in the amounts of $10,102 and $1,045, respectively. Additionally, the carrying value of the Series A-1 Shares, which were previously presented among non-controlling interests, were reclassified to redeemable non-controlling interests due to their Exit Rights described below and initially recognized at their fair value, following their re-designation as New Series A Preferred Shares.

Following the completion of the sales and purchases contemplated on June 28, 2021: (i) ICTS owns 68.69% of the outstanding share capital of AU10TIX in the form of Class B Ordinary Shares; (ii) Oak owns 12.87% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; (iii) GF owned 10.93% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; and (iv) TPG owns 7.51% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares. In addition, AU10TIX may issue up to 500,000 Class A Ordinary Shares under its existing employee stock option plan, which was increased in February 2023 up to 1,000,000 Class A Ordinary Shares.

The New Series A Preferred

The Share Holders Agreement (“SHA”) and the Articles (as amended by the Deed of Amendment) provide for the following material matters in respect of the rights attaching to the New Series A Preferred Shares and the Ordinary Shares and the ongoing governance of AU10TIX:

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 12 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The New Series A Preferred (Continued)

The holders of New Series A Preferred Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a certain events (as defined in the SHA), The Ordinary Shares rank equally in liquidation. The New Series A Preferred Shares are subject to conversion into Class A Ordinary Shares on a 1:1 basis (subject to adjustments for certain events affecting the capital of AU10TIX) at the option of the New Series A Holder; and immediately prior to a qualifying IPO of AU10TIX. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time upon the written request of a holder of Class B Ordinary Shares on a 1:1 basis, subject to adjustments for certain events affecting the capital of AU10TIX.

Exit Rights: At any time from and after July 3, 2026, upon written request by Series A Holders holding at least 60% of the then outstanding New Series A Preferred Shares (the “Preferred Majority”), AU10TIX is required to use reasonable endeavors to facilitate a sale of AU10TIX within six months after such written request, and, thereafter, the Preferred Majority has the right to step-in and require AU10TIX to facilitate a sale or IPO. On the exercise of such step-in right, each other shareholder (including ICTS) is required to cooperate with the Preferred Majority regarding such sale or IPO and the Preferred Majority has the right to exercise drag along rights over the shares held by other shareholders in order to facilitate such exit event.

Shares of redeemable convertible preferred stock are not mandatorily or currently redeemable. However, the Exit Right would constitute a contingent redemption event that is outside of AU10TIX’s control. As such, New Series A Shares have been presented outside of permanent equity as redeemable non-controlling interests.

The Preferred Shares Rights

The following table sets forth for the movement in the redeemable non-controlling interests:

	Year Ended December 31,
	2024	2023
Balance as of the beginning of the year	$93,521	$89,974
Net Income (loss)	341	3,490
Other Comprehensive Income - Translation adjustment	(47)	57
Paid dividend	(3,078)	-
Balance as of the end of the year	$90,737	$93,521

NOTE 13 - GOVERNMENTAL SUPPORT

For the year ended December 31, 2022, the Dutch government has provided financial assistance of €3,671 ($3,864 as of December 31, 2022) regarding COVID -19. The Dutch government terminated the support program in March 2022. For the years ended December 31, 2024 and 2023, the Company did not receive any financial assistance from the Dutch government regarding COVID-19.

In the Netherlands wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed and have to be paid in 60 monthly installments beginning October 2022. Beginning July 2022, the debt incurs annual interest of 1% and increases every six months to a maximum of 4% from January 1, 2024. As of December 31, 2024 and 2023, the Company accumulated debt of €18,245 and €24,886 ($18,984 and $27,347 as of December 31, 2024 and 2023), respectively, to the Dutch tax authorities, of which €2,671 and €3,317  ($2,779 and $3,645 as of December 31, 2024 and 2023) is presented in VAT payable,  €3,971 and €3,906 ($4,132 and $4,292 as of December 31, 2024 and 2023) is presented in income tax and other taxes payable and €11,603 and €17,663 ($12,073 and $19,410 as of December 31, 2024 and 2023) are presented as other liabilities.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 14 - STOCK-BASED COMPENSATION

AU10TIX Technologies B.V, has a Stock Option Plan which reserved 1,000,000 class A ordinary shares (“Ordinary Share”) in the capital of AU10TIX Technologies B.V for its future issuances. The Plan grants rights to subscribe ordinary shares to employees, directors, consultants and service providers of AU10TIX Technologies B.V. and / or any related entity (as defined in the plan) at an exercise price as determined by the subsidiary’s board of directors with expiration terms of not more than ten years after the date such option is granted. Options granted under the plan generally vest over a period of four years.

The following is a summary of the AU10TIX Technologies B.V. stock options issued and outstanding:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term
Options outstanding as of December 31, 2022	368,875	$0.23	5 years
Options granted	584,500	0.96
Options exercised	-	-
Forfeited	(94,750)	0.79
Options outstanding as of December 31, 2023	858,625	$0.67	6 years
Options granted	118,100	2.78
Options exercised	(241,000)	0.01
Forfeited	(68,375)	3.92
Options outstanding, end of the year	667,350	$0.94	7 years

Options exercisable as of December 31, 2024 and 2023 were 191,900 options and 389,500, respectively.

As of December 31, 2024 and 2023 the non-vested options are 475,450 and 469,125, respectively.

During the years ended December 31, 2024, 2023 and 2022, there was $859, $714 and $513 of compensation expenses.

As of December 31, 2024 and 2023, the Company has $1,816 and $2,502, respectively of unrecognized compensation cost related to stock options.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 15 - OTHER INCOME, NET

Other income, net, is summarized as follows:

	Year ended December 31,
	2024	2023	2022
Interest expense to related parties (see Note 10)	$-	$(21)	$(28)
Interest expense and other bank charges	(750)	(471)	(350)
Interest expense to tax authorities	(940)	(1,182)	-
Interest income	3,079	2,227	121
Foreign currency gain (loss)	(74)	362	723
Gain from sale of investments	-	707	(349)
Other income (expense)	112	(38)	(4)
Total other income (expense), net	$1,427	$1,584	$113

NOTE 16 - INCOME TAXES

The components of income (loss) before income tax benefit (expense) are as follows:

	Year Ended December 31,
	2024	2023	2022
The Netherlands	$292	$2,164	$(11,419)
Germany	(5,303)	828	4,317
United States of America	(1,074)	(1,620)	(3,621)
Spain	673	362	552
Israel	273	10,076	7,298
Other locations	786	506	(715)
Income (loss) before income tax expenses	$(4,353)	$12,316	$(3,588)

The current income tax expense from subsidiaries outside of the Netherlands is $357, $2,299 and $1,984, for the years ended December 31, 2024, 2023 and 2022, respectively. The current income tax expense for the Netherlands was $0, $248 and $0 for the years ended December 31, 2024, 2023 and 2022.

The deferred income tax benefit (expenses) from subsidiaries outside of the Netherlands is $(333), $48 and $135, for the years ended December 31, 2024, 2023 and 2022, respectively. There was no deferred income tax expense for the Netherlands for the years ended December 31, 2024, 2023 and 2022.

Additionally, tax benefits (expenses) from subsidiaries outside the Netherlands include $552, $754 and $203, for the years ended December 31, 2024, 2023 and 2022, respectively, of tax related to previous years. The tax benefits for the Netherlands was $590, $0 and $0 for the years ended December 31, 2024, 2023 and 2022.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 16 - INCOME TAXES (CONTINUED)

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2024	2023
Deferred tax assets:
Operating loss carry forwards	$14,725	$10,812
Interest loss carry forward	2,044	2,053
Allowance for doubtful accounts	185	121
Tax credit carry forwards	480	560
Accrued expenses	324	95
Research and development expenses, net	151	1,363
Other	414	366
Total deferred tax assets	18,323	15,370
Deferred tax liabilities:
Depreciation of property and equipment	(199)	(162)
	18,124	15,208
Valuation allowance	(16,901)	(13,633)
Deferred tax assets, net	$1,223	$1,575

The ultimate realization of the net deferred tax assets in each jurisdiction where the Company does business is dependent upon the generation of future taxable income in that jurisdiction during the periods in which net operating loss carry forwards are available and items that gave rise to the net deferred tax assets become deductible. At present, the Company does not have a sufficient history of generating taxable income in various jurisdictions where it does business or positive expected core earnings to conclude that it is more likely than not that the Company will be able to realize some of its net deferred tax assets in the near future. Therefore, a valuation allowance was established for the carrying value of those net deferred tax assets, with the exception of few locations, which are currently generating taxable income. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of any portion of the valuation allowance.

As of December 31, 2024, the Company has net operating losses carry forwards of $29,926 and carry forward interest of $3,819 in the Netherlands. These losses and interest can be carried forward and do not expire but the annual utilization is limited to one million Euro plus 50% of the excess taxable income. As of December 31, 2024, the Company has net operating loss carry forwards of $8,644 in the United States of America, which will expire in 2031 through 2037 except $3,476 which does not expire but can offset up to 80% of taxable income every year. In addition, in the United States, the Company has interest of $4,070 which can be carried forward and does not expire.

As of December 31, 2024, the Company has $480 in tax credits for the welfare to work and work opportunity programs in the United States of America that expire in 2025 through 2029.

During the years ended December 31, 2024 and 2023, the valuation allowance increased by $3,268 and $131, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 16 - INCOME TAXES (CONTINUED)

The Company’s effective income tax rate differs from the Netherlands’ statutory rate of 25.8% for the years 2024, 2023 and 2022, respectively, as follows:

	Year Ended December 31,
	2024	2023	2022
Effective income (loss) tax benefit at statutory rate	$(1,124)	$3,178	$(926)
Rate differential	(448)	(1,365)	136
Non-deductible expenses	(39)	376	342
Changes in valuation allowance	3,268	131	1,872
Other	(2,109)	(575)	222
Income tax expense (benefit)	$(452)	$1,745	$1,646

Uncertain tax positions

The Company is subject to income taxes in the Netherlands, and numerous foreign jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determine its provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. The Company establishes reserves for tax related uncertainties based on estimates of whether and the extent to which additional taxes will be due. These reserves are established when the Company believes that certain positions might be challenged despite evidence supporting the position. The Company adjusts this reserve in light of changing facts and circumstances, such as the outcome of income tax authority examinations. The Company recognizes tax benefits only when it is more likely than not that the tax position will be sustained upon examination by the relevant tax authorities, and the provision for income taxes includes the impact of reserve positions and changes to reserves based on this standard.

As of December 31, 2024 and 2023, there are $86 of unrecognized tax benefits that if recognized would reduce the effective tax rate. Interest and penalties assessed by taxing authorities on an underpayment of income taxes are included as components of income tax provision in the consolidated statements of operations and comprehensive income.

A reconciliation of the Company’s unrecognized tax benefits is as follows:

	December 31,
	2024	2023
Balance at beginning of year	$86	$688
Additions based on tax positions taken in prior years	-	-
Additions based on tax positions taken in the current year	-	-
Reduction based on tax positions taken in prior years	-	(602)
Balance at end of year	$86	$86

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the years since 2018 are subject to examination in the Netherlands. In the United States of America, income tax returns for the years since 2021 are subject to examination. Income tax returns for the tax years since 2019 are subject to examination in foreign jurisdictions.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 17 - RELATED PARTY TRANSACTIONS

An entity related to one of the Company’s former Supervisory Board members who served until August 2024, provides legal services to the Company. Legal expense related to these services is $39, $46 and $54 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company engages the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling and management services to the authentication technology segment. The Company incurred expenses of $723, $929 and $1,329 for such services for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the outstanding balances due for these services were $103 and $402, respectively, included in accrued expenses and other current liabilities. In addition, the individual serves as a board member of the Company and was paid an amount of $48, $36 and $38 as board fees, for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company engages the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling services to its authentication technology segment. The Company incurred expenses of $198, $176 and $155 for such services for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company engages the services of an individual which is a family member of the Chairman of the Board and the main shareholder, to provide services as a Managing Director of one of the Company’s subsidiaries. The Company incurred expenses of $645, $468 and $386 for such services for the years ended December 31, 2024, 2023 and 2022, respectively.

The Chairman of the board, who is related to a trust which is an indirect main shareholder of the Company, receives annual compensation for his services as chairman of $60, $50 and $50 for the years ended December 31, 2024, 2023 and 2022, respectively. In addition, in 2024, 2023 and 2022, the Company incurred salary expenses of $833, $103 and $112, respectively for the services he provides to AU10TIX. The salary expenses of 2024 include retroactively salary adjustment since 2019 as approved by the AU10TIX board during 2024.

The Company engaged the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling and administrative services to its authentication technology segment. The Company incurred expenses of $345 $341 and $340 for such services for the years ended December 31, 2024, 2023 and 2022, respectively. In addition, the individual serves as a board member of the Company and was paid an amount of $48, $38 and $36 as board fees for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company engages the services of an individual who is a family member of a beneficiary of a trust which is an indirect main shareholder of the Company to provide certain administration services. The Company incurred expenses of $115, $114 and $139 for such services for the years ended December 31, 2024, 2023 and 2022, respectively.

In May 2019, the Company engaged the services of Arrow (see note 4) to provide administrative services. The Company incurred expenses of $0, $0 and $119 for such services for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company has an agreement with an entity which is related to the main shareholder of the Company to provide it with revolving loans (see note 10).

As of December 31, 2024 and 2023, the Company included a liability for a purchase of shares from certain directors and officers of the Company in the amount of $1,518. In 2023 a reduction to shareholders deficiency plus payment of previous issuances was recorded (see note 18).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 18 - COMMITMENTS AND CONTINGENCIES

Letters of Credit and Guarantees

As of December 31, 2024, the Company has $2,878 in outstanding letters of credit and guarantees. Letters of credit and guarantees are being secured either by the same amounts in restricted cash with commercial banks (see note 2) or with deposits provided to customers which serve as cash collateral in order to guarantee the performance and quality of services provided to the customers.

As of December 31, 2024, the Company has commercial guarantees of €1,700 ($1,768 as of December 31, 2024) which is not secured by restricted cash or deposits provided to customer. The guarantee is part of an agreement between the Company and one of its customers to guarantee the performance and quality of the services provided to that customer.

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

Inquiry Proceedings

In June 2021, a minority shareholder initiated proceedings by requesting the Enterprise Chamber of the Amsterdam Court of Appeal to order an inquiry into seven aspects of the policy and affairs of the Company that have been previously disclosed by the Company in its periodic filings with the SEC for the fiscal years 2020 and 2019. In June 2022, the Enterprise Chamber rendered its judgment and (i) it accepted the Company’s defense on all items except two and ordered an investigation into those two aspects of the policy and affairs of the Company, being (a) the issuance of shares to directors and certain employees at USD 0.40 in May 2019 and (b) the adjustment of the conversion price under a convertible shareholder loan to USD 0.40 in May 2019, and (ii) appointed an investigator for this purpose.

Following the filing of the investigation report with the Enterprise Chamber in November 2023, the minority shareholder filed three new requests with the Enterprise Chamber, including a request to establish mismanagement on the basis of the investigation report and to order certain definitive measures at the Company. Each of these requests was dismissed in full.

As part of the above procedures the Company committed in 2023 to repurchase the shares issued under the May 2019 issuance for the same price they were issued, thereby undoing the issuance. The Company will repurchase those shares as soon as the financials of the Company allow according to Dutch law. As of December 31, 2024 and 2023 the Company included a liability for this purchase in the amount of $1,518 in its balance sheet with a corresponding reduction to shareholders deficiency. In order to achieve this goal, in December 2024 the Company initiated a reduction of the Company’s issued share capital by reducing the nominal value of each of the shares in the Company from EUR 0.45 to EUR 0.01 per share in order to be able to purchase the shares. Consequently, the authorized capital of the Company was reduced to a total of EUR 1,500 resulting in a decrease of $18,760 in common stock and increase of the same amount in additional paid-in capital. The nominal value per share has been reduced as referred to in Section 2:99 paragraph 1 of the Dutch Civil Code without repayment to the shareholders. The Company concluded that the capital reduction did not result a value transfer to or from the shareholders. The Company recorded such capital reduction by a corresponding reduction in the common stock and an increase to additional paid-in capital.

In February 2025, the minority shareholder appealed the Enterprise Chamber’s judgment on its request to establish mismanagement on the basis of the investigation report and to order certain definitive measures at the Company to the Dutch Supreme Court. The appeal proceedings are currently pending.

Inquiry proceedings revolve around corporate governance disputes and no formal liability can be established or damages can be claimed in such proceedings.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 18 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (continued)

Class Action Lawsuit

Au10tix is currently named as a defendant in a class action lawsuit pending in U.S. federal court (Case No. 1:24-cv-08122, U.S. District Court for the Northern District of Illinois).  The complaint asserts two claims.  First, the plaintiff alleges that Au10tix violated the Illinois Biometric Privacy Act, 740 ILCS 14/1 et seq. by collecting biometric information without obtaining necessary consent.  Second, the plaintiff alleges that Au10tix violated the Illinois Driver’s License Act, 625 ILCS 5/6-117.1 by using end-user driver’s licenses for machine learning to improve Au10tix’s products.  The plaintiff seeks to represent two classes consisting of Illinois residents in relation to both claims.  Au10tx denies that it violated either statute. On February 13, 2025, Au10tix filed a motion seeking dismissal of all claims.

Agency Agreement

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3,000 ($3,122 as of December 31, 2024).

Employment Agreement

In December 2022, the Company entered into an employment agreement with an individual to serve as the CEO of one of the Company’s subsidiaries. The annual target bonus is equal to 10% of the EBIDA (excluding the applicable taxes) of that subsidiary. The employment agreement was terminated as of March 31, 2025.

NOTE 19 - SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) airport security (b) other aviation related services and (c) authentication technology. The Company also incurs general corporate expenses and costs which are not allocated to the reportable business segments but have been included in the “unallocated corporate” component which does not generate revenue and contains primarily non-operational expenses. The airport security segment includes the I-SEC International group. The airport security segment provides security services primarily to airlines and airport authorities in Europe.  The other aviation related services segments include Huntleigh USA. The other aviation related services segment provides various services to airlines within airports in the United States of America. The authentication technology represents the AU10TIX Technologies group. The authentication technology segment provides authentication services to financial and other companies, predominantly in the United States of America. Our operating segments are the same as our reportable segments.

Our Managing Director and CFO is our chief operating decision maker (CODM), who is the highest level of management responsible for assessing the Company’s overall performance. The CODM allocates resources to and assesses the performance of each operating segment using information about the operating segment's revenue and income (loss) from operations. Our CODM does not evaluate operating segments using asset or liability information.

The CODM considers monthly results and uses that information when making decisions about the allocation of operating and capital resources to each segment. The CODM is regularly provided with disaggregates expense information at the segment level which includes the corporate expenses, which are included in ‘other segment items’ in the following tables reconciliation purposes.

Revenue and costs and expenses are directly attributed to the segments they belong. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 19 - SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

Beginning in 2024 annual reporting, we adopted ASU 2023-07 retrospectively. The following table sets forth our segment information of revenue, expenses, net income (loss), goodwill and total assets:

The operating results of these reportable segments are regularly reviewed by the chief operating decision.

	Unallocated Corporate	Airport Security	Other Aviation Related Services	Authentication Technology	Total
Year ended December 31, 2024:
Revenue	$-	$362,799	$74,526	$45,985	$483,310
Labor costs (1)	1,324	338,326	63,105	27,000	429,755
Depreciation and amortization	68	678	354	1,271	2,371
Other costs and expenses	2,472	25,612	10,513	16,488	55,085
Net income (loss)	(3,864)	(1,817)	554	1,226	(3,901)
Goodwill	-	633	-	-	633
Total assets	19,791	80,422	18,832	66,737	185,782

Year ended December 31, 2023:
Revenue	$-	$309,335	$66,463	$55,744	$431,542
Labor costs (1)	1,091	284,083	56,346	29,507	371,027
Depreciation and amortization	5	904	307	1,463	2,679
Other costs and expenses	2,215	21,771	9,796	13,483	47,265
Net income (loss)	(3,311)	2,577	14	11,291	10,571
Goodwill	-	668	-	-	668
Total assets	17,740	81,733	19,325	78,298	197,096

Year ended December 31, 2022:
Revenue	$-	$224,037	53,954	$46,986	$324,977
Labor costs (1)	1,174	201,371	47,144	32,953	282,642
Depreciation and amortization	71	779	286	1,318	2,454
Other costs and expenses	1,676	20,759	8,753	13,927	45,115
Net income (loss)	(2,921)	1,128	(2,229)	(1,212)	(5,234)
Goodwill	-	646	-	-	646
Total assets	8,698	82,016	25,072	68,847	184,633

(1)	Labor costs includes employee payroll, share-based compensation, bonus, and employee benefits, insurances and other.

The following table sets forth, for the periods indicated, revenue generated from customers by geographical area based on the geographical location of the customer’s invoicing address:

	Year Ended December 31,
	2024	2023	2022
Germany	$128,278	$114,176	$111,826
United States	97,000	99,765	88,333
The Netherlands	106,027	101,512	63,842
Spain	113,177	82,217	39,448
Other countries	38,828	33,872	21,528
Total revenue	$483,310	$431,542	$324,977

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 19 - SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization, by country:

	December 31,
	2024	2023
Germany	$567	$510
United States	541	696
The Netherlands	1,101	482
Spain	224	120
Other countries	2,233	3,386
Total property and equipment, net	$4,666	$5,194

Property and equipment, net, in other countries include $1,479 and $3,125 property and equipment in Israel, as of December 31, 2024 and 2023, respectively.

NOTE 20 - SUBSEQUENT EVENTS

In February 2025, following the minority’s proceedings against the Company (see note 18), the minority shareholder has filed an appeal with the Dutch Supreme Court against the judgment of the Enterprise Chamber of the Amsterdam Court of Appeal dated November 14, 2024, in which all of the requests by the minority shareholder were fully dismissed.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(In thousands, except share data)

Valuation and Qualifying Accounts

	Beginning of year	Charges to Costs and Expenses	Charges to other accounts	Deductions	End of Year
Allowance for doubtful accounts (1):
Year ended December 31, 2022	$991	409	(192)	-	$1,208
Year ended December 31, 2023	$1,208	545	(994)	-	$759
Year ended December 31, 2024	$759	808	(216)	-	$1,351

Allowance for net deferred tax assets:
Year ended December 31, 2022	$11,630	-	1,872	-	$13,502
Year ended December 31, 2023	$13,502	-	131	-	$13,633
Year ended December 31, 2024	$13,633	-	3,268	-	$16,901

(1) Write-off net of recoveries for the allowance for doubtful accounts.