Form 20-F
period 2025-12-31
ICTS INTERNATIONAL N V
filed 2026-04-30
CIK 1010134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

In the Netherlands, wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed as part of the government assistance regarding COVID - 19 and were set to be paid in 60 monthly installments beginning October 2022. Beginning July 2022, the debt incurs annual interest of 1% and increases every six months to a maximum of 4% subsequent to January 1, 2024. In November 2025, the Company filed a request with the tax authorities to extend the installments from 60 to 84 monthly installments. In January 2026, the request was approved. As of December 31, 2025 and 2024, the Company accumulated debt of €12.2 million and €18.2 million ($14.3 million and $19.0 million as of December 31, 2025 and 2024), respectively, to the Dutch tax authorities.

As of December 31, 2025 and 2024, ICTS owned 66.30% and 67.51%, respectively of the outstanding share capital of AU10TIX in the form of Class B Ordinary Shares.

The following table summarizes certain balance sheet data for the Company at December 31, 2025, 2024, 2023, 2022 and 2021:

	(U.S. Dollars in Thousands)
	December 31,
	2025	2024	2023	2022	2021
Cash and cash equivalents	$16,890	$64,668	$55,222	$50,937	$88,753
Restricted cash	1,110	2,858	9,766	15,867	14,699
Bank deposits	10,305	18,083	34,002	24,568	-
Term deposits	30,763	-	-	-	-
Total current assets	143,839	161,633	176,557	155,483	174,562
Total assets	165,547	185,782	197,096	184,633	195,880
Total current liabilities	80,497	79,190	80,495	68,326	60,887
Other liabilities	12,518	13,966	22,038	29,214	40,867
Total liabilities	99,752	101,452	106,178	105,019	111,234
Redeemable non-controlling interests	87,023	90,737	93,521	89,974	90,478
Shareholders' deficit	21,228	6,407	2,603	10,360	5,832

The following table summarizes certain statement of operations data for the Company for the years ended December 31, 2025, 2024, 2023, 2022, and 2021:

	U.S. Dollars in Thousands for the Years ended December 31,
	2025	2024	2023	2022	2021

Revenue	$534,376	$483,310	$431,542	$324,977	$324,934
Cost of revenue	474,634	413,469	351,558	261,181	209,771
GROSS PROFIT	59,742	69,841	79,984	63,796	115,163
Operating expenses:
Research and development	14,508	14,372	12,325	13,601	12,114
Selling, general and administrative	62,648	61,249	56,927	53,799	50,882
Goodwill impairment		-	-	-	139
Total operating expenses	77,156	75,621	69,252	67,400	63,135
OPERATING INCOME (LOSS)	(17,414)	(5,780)	10,732	(3,604)	52,028
Equity loss from investment in affiliates		-	-	(97)	(983)
Other income (expenses), net	577	1,427	1,584	113	(537)
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(16,837)	(4,353)	12,316	(3,588)	50,508
Income tax benefits (expenses)	(1,644)	452	(1,745)	(1,646)	(9,220)
NET INCOME (LOSS)	(18,481)	(3,901)	10,571	(5,234)	41,288
Net income (loss) attributable to non-controlling interests	(4,133)	331	3,490	(509)	6,481
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(14,348)	$(4,232)	$7,081	$(4,725)	$34,807

BASIC NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE
Net income (loss)	$(0.40)	$(0.11)	$0.19	$(0.13)	$0.66

Basic weighted average number of shares	36,175,799	37,433,333	37,433,333	37,433,333	37,433,333

DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE

Net income (loss)	$(0.40)	$(0.11)	$0.18	$(0.13)	$0.61

Diluted weighted average number of shares	36,175,799	37,433,333	39,423,506	37,433,333	40,237,340

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

In some jurisdictions and subject to legislation related to employees’ entitlements during sick leave, increase in employees’ sick rate could have an adverse impact on our financial results. Lack of manpower and/or employees’ turnover may lead to additional costs. As an example, recruitment and training cost and therefore an increase in employees’ turnover rate could have an adverse impact on our financial results.

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

Our Contracts with Airports, Airlines or Other Customers may be Cancelled or not Renewed

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

Terrorism, War or Risk of War

Our business is affected by numerous factors outside of our control such as terrorist attacks and acts of war. Future terrorist attacks against the countries where the Company has a presence, rumors or threats of war, actual conflicts involving those countries or their allies, or military or trade disruptions affecting customers may materially adversely affect operations. Our facilities and equipment could be direct targets or indirect casualties of terrorist attacks and acts of war. Strategic targets such as high-technology aviation security assets, passenger terminals or aircrafts may be at greater risk of future terrorist attacks than other targets. It is possible that any or a combination of these occurrences could have a material impact on the business of the Company, on cash flows, results of operations, financial condition, business reputation, claims etc. In addition, insurance premiums for some or all of our current coverages could increase dramatically, or certain coverages may not be available to us in the future.

The cost and availability of jet fuel as a result of the Iran war, during or after, can affect our business by flight cancellations or reduction of flight due to reduced travelers and cost of flights. Reduction of customers for our tech business as a result of the Iran war can also affect our business.

Results from Operations

The Company incurred a net income (loss) of $(18.5) million, $(3.9) million and $10.6 million in 2025, 2024 and 2023, respectively. The Company has a shareholders’ deficit of $21.2 million and $6.4 million as of December 31, 2025 and 2024, respectively. If we are unable to obtain new service contracts, increase revenues, increase profitability and reduce the Company’s shareholders deficit, our financial condition and results of operations might be affected and our share price may decline.

Loans from Third Parties

Our financing activities have consisted in the past of loans from banks and other third parties. Currently, a few of the Company’s subsidiaries have a line of credit, loan facilities or factoring agreements, while the Company is looking for additional lines of credit for other subsidiaries. There is no assurance that third parties will provide loans to the Company and even if loans are made, there is no assurance that the terms will be favorable to the Company.

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

Use of Artificial Intelligence

We have increasingly integrated artificial intelligence (“AI”) technologies into certain aspects of our operations, including customer support, internal process automation, and business analytics, in addition to developing our own AI models and capabilities. While AI contributes to improved efficiency and scalability, its use presents several risks that could materially and adversely affect our business, financial condition, and results of operations.

•
Evolving Regulatory Landscape. The evolving regulatory landscape surrounding AI, including potential restrictions on data usage, transparency, and accountability, may limit our ability to deploy or expand these technologies. Such restrictions could also increase our compliance costs.

•
Inaccurate or Biased Outputs. AI systems can produce inaccurate, biased, or inappropriate outputs. Such errors may lead to operational failures, reduced service quality, incorrect business decisions, or reputational harm, which could subject us to liability.

•
Reliance on Third Parties. We rely on third-party AI platforms and services, which exposes us to risks related to their availability, security, intellectual property rights, and compliance with applicable laws and ethical standards.

•
AI Disruption to Services and Business Model. The rapid advancement of AI, both internally developed and commercially available from third parties, may lead to technologies that can fully or partially replace certain services currently offered by the Company. The obsolescence of existing services due to more advanced or cost-effective AI solutions could negatively impact our revenues and require us to incur significant costs to rapidly re-align our business strategy, develop new offerings, or re-train our workforce. If we are unable to adapt quickly or successfully, our competitive position will be harmed.

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

Our R&D facility is located mostly in Israel and currently remain largely unaffected following the military activity in the region. However, the duration, severity and global implications of the current military activity and other geopolitical conflicts that may arise in the future, cannot be predicted at this time and could have an effect on our business if our employees who are military reservists are called to active military duty, and if the war impacts the economic, social and political stability of Israel.

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

Aviation Security Regulatory Matters

Our aviation security activities are subject to various regulations imposed by authorities and various local and federal agencies having jurisdiction in the serviced area. The Company, on behalf of its clients, is responsible for adherence to such regulations relating to certain security aspects of their activities. The Company is also responsible to prevent passengers without proper travel documentation from boarding a flight, thereby avoiding fines otherwise imposed on its clients by immigration authorities. We are subject to random periodic tests by government authorities with regard to the professional level of the Company’s services and training. Any failure to pass such a test may result in the loss of a contract or a license to perform services or a fine or both. In the airports in which we operate, a license to operate is required from the respective airport authority. The Company currently holds the licenses required to operate in such locations.

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

Inflation

In some of the last years, record levels of inflation have resulted in significant volatility and disruptions in the global economy. In response to rising inflation, central banks in the markets in which we operate, including the United States Federal Reserve, have tightened their monetary policies and raised interest rates, and such measures may continue if there is a period of sustained heightened inflation. Higher interest rates and volatility in financial markets could lead to additional economic uncertainty or recession. Increased inflation rates have increased our operating costs, primarily labor costs. There is no assurance that we will be able to promptly increase our pricing to offset our increased costs, or that our operations will not be materially impacted by rising inflation and its broader future effect on the markets in which we operate. We have implemented certain measures in response to such inflation pressures, including negotiating with major customers for reimbursement for salary increases following the inflation adjustments in the employees’ salaries. There is no assurance that we will be fully or partly successful in those negotiations. In addition, the Company has loan facilities, factoring agreements and a line of credit for a few of its subsidiaries. The increased interest rates will increase the Company's financing costs. We continuously monitor the effects of inflation on our business performance and financial condition. However, we cannot accurately predict whether we will be able to effectively and timely mitigate their impact on our business.

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

Main Shareholders

As of April 25th, 2026, the MacPherson Trust, its beneficiaries and Mr. M.J. Atzmon, own or control together approximately 78.6% of our issued and outstanding common stock (excluding conversion rights). Mr. Atzmon, the Chairman of the Supervisory Board, disclaims any benefit or interest in the MacPherson Trust. As a result of such ownership and conversion rights, the MacPherson Trust and its beneficiaries together with Mr. Atzmon are able to significantly influence and/or control all matters requiring shareholder approval including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

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

The Company is a public company with limited liability (naamloze vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands. The corporate affairs of ICTS are governed by the articles of association of ICTS (the Articles of Association) and by the laws governing companies incorporated in the Netherlands. A significant number of ICTS’ assets and activities are located outside the United States of America. In addition, Managing Directors and some of the Supervisory Directors are residents of countries other than the United States of America.

The United States of America and the Netherlands currently do not have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. In addition, the countries of residence of the Managing Directors, the Supervisory Directors and of the Company’s employees may also not have a treaty providing for the reciprocal recognition and enforcement of judgments. Consequently, a final judgment for payment rendered by an US court that is enforceable in the United States of America, whether or not predicated solely upon US securities laws, will not be recognized and enforced by the Dutch courts. In order to obtain a judgment which is enforceable in the Netherlands, the claim must be relitigated before a competent Dutch court. A Dutch court will, under current practice, generally grant the same judgment without relitigating on the merits if the judgment by the US court (i) is final and conclusive and results from proceedings compatible with the Dutch concept of due process, (ii) does not contravene public policy (openbare orde) of the Netherlands, (iii) has been based on an internationally acceptable ground and (iv) is not incompatible with a judgment rendered between the same parties by a Dutch court, or with an earlier judgment rendered between the same parties by a non-Dutch court in a dispute that concerns the same subject and is based on the same cause, provided that the earlier judgment qualifies for recognition in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a US court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of US courts in the Netherlands are governed exclusively by the Dutch Civil Procedure Code (Wetboek van Burgerlijke Rechtsvordering) and relevant case law.

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

In 2001 and 2002, ICTS sold its European aviation security operations in two stages for an aggregate purchase price of $103 million. As a result of the sale, ICTS divested itself at that time from most of its European operations.

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

Authentication Technology Business

Our technology business is primarily involved in the services of authentication security to financial and other companies, mainly in the United States of America and Europe through its subsidiary AU10TIX (the Company holds 66.30% of AU10TIX as of December 31, 2025).

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

Business Strategy

We are currently pursuing the following business strategy:

Aviation Security and Critical Infrastructure Operations in Europe and the Far East

Through the I-SEC subsidiaries, we supply aviation and other high-end security services to airports, airlines, governments and critical infrastructure facilities in Europe and the Far East. Currently, I-SEC provides aviation security services to some of the largest airports in Europe. I-SEC is focused on the critical infrastructure operations in the countries where we are present that are adjacent to our core business (airports, airlines, cargo). I-SEC is continually seeking looking for ways to extend its operations mostly in the current countries it operates.

Other Aviation Related Services in the United States of America.

Through Huntleigh, the Company provides limited security services and non-security other aviation related services in the United States of America. Huntleigh is continually seeking for ways to extend its operations in new and existing locations with the USA.

Developing Authentication Technologies

Through AU10TIX, we are focusing on developing authentication technologies in order to provide authentication services to financial and other markets worldwide. AU10TIX is continually seeking for ways to extend the services it provides worldwide, both to new and existing customers.

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

I-SEC has operations in The Netherlands, Germany, Spain, Denmark, Sweden and Japan.

Building on its management’s strong reputation and on its broad know-how and experience, I-SEC is committed to providing its clients with security services at the highest professional level while offering unprecedented cost savings. The Company constinually upgrades its services, trains its employees and applies a state-of-the-art quality management system in order to ensure that amendments in regulatory requirements as well as changes in the threat environment and developing needs are at all times respected.

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

On November 2025, the Company entered into certain agreements for the provision of security services to Schiphol Nederland B.V (“SNBV”). The services will start in May 2026 until and up to May 2031 with and extension option for another five years. Those agreements will replace the current service agreements with SNBV. The servoces will be rendered through a dedicated special purpose vehicle (SPV) company jointly owned by SNBV and the Company. The Company will hold the majority of the SPV’s shares.

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

Cargo Security

I-SEC provides a range of services that focuses on screening of air cargo for global forwarding companies and Cargo Centers applying the highest standards. The Company supports not only related services but also implements dedicated security programs, trains the client’s staff and management team and deploys explosives detection dogs to support the efficient screening of goods.

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

Aviation security and security awareness training courses are offered, which are modular in nature and are adapted to meet the specific needs of each client. The courses are continually being updated to ensure that they cover all relevant material relating to new regulations, new threats, etc. Many of the courses include simulations, role play, situational exercises, case studies and on-the-job training. Sophisticated training aids are employed to make the training experience more efficient and interesting, thus ensuring optimal results.

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

X-CHECK & I-CHECK

X-Check and I-Check support airline staff, security or filtering agents with customer processing. Performing automated customer filtering for different reasons, like security vetting, reducing in-admissible and optimizing customer flow by reducing touchpoints. The application turns a tablet or cell phone into an extremely fast and accurate passport and barcode scanner. Once the X-Check tablet app is connected to the X-Check infrastructure, a wide variety of functionalities including NAPS customer filtering, becomes available guiding the airline, security and or filtering agents and supervisors intuitively through the features and functionalities.

Services Offered in the United States of America

As of December 31, 2025, Huntleigh provides limited aviation security services and other aviation related services at approximately 30 airports in 20 states.

The limited security services provided by Huntleigh involve the following:

•     Private Charter Flight Screening for Airlines - which includes security check of passengers’ body, checked baggage and carry-on items.
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

Each of the non– security services involve one of the following specific job classifications:

Agent Services for Airlines

Agent services include vendor behind counters, baggage service (BSO)and lobby management – directing passengers to the appropriate check in counters. Although an agent is a Huntleigh employee, the employee is considered a representative of specific airlines.

Guard Services

Guard services involve guarding secured areas including aircraft. Huntleigh also provides guard services to schools, places of worship, homeowners association, events, etc. In addition, Huntleigh provides camera security monitoring services.

Aircraft Cleaning

Huntleigh provides employees who perform aircraft cleaning services such as:
•     Cleaning the aircraft interior
•     Conducting cabin searches
•     Waxing the aircraft exterior

Janitorial
Huntleigh provides janitorial services to airline airport offices, airline terminal areas, airline cargo facilities and airlines gates

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

A skycap also may transport checked baggage from the curb side check-in to the airline counter. Concierge Service involves an employee monitoring the baggage carousel to ensure that passengers do not remove luggage not belonging to them.

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

Baggage Handling Services
Huntleigh provides employees who move passengers’ baggage from the check-in counter to screening machines and/or vice versa, assisting check in agents with putting passengers’ baggage on the baggage belts, moving oversized baggage from check-in to appropriate bag belts and moving the baggage which was not collected by passengers to a Baggage Service Office (BSO).

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

AU10TIX stands at the forefront of identity management, dedicated to stamping out fraud and building a safer business environment. With decades of mature technology, our award-winning and innovative products offer modular, cutting-edge solutions to verify and link physical and digital identities so businesses and their customers can use a verified connection. Our scalable and flexible technology adapts in real-time to the shifting dynamics of fraud, offering a versatile solution for any business, industry, and use case. Delivering an exceptional user experience, AU10TIX's system achieves verification results within seconds, driving higher conversion rates by meeting diverse customer onboarding and verification needs with precision. As a trusted partner for global brands, our commitment to trust, safety, and compliance is unwavering, enabling businesses to grow confidently with the assurance that every identity challenge they face is met.

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

Investments

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2025, and 2024 is as follows (in thousands):

		December 31,		December 31,
		2025		2024
	Measurement Method	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
Manuka, Inc. (Previously Artemis Therapeutics, Inc.) (1)	Measurement alternative	$-	Less than 1%	$-	Less than 1%
Mesh Technologies, Inc. (2)	Equity method	36	Less than 1%	36	Less than 1%
Arrow Ecology & Engineering Overseas (1999) (3)	Measurement alternative	-	22.6%	-	22.6%
GreenFox Logistics LLC. (2)	Measurement alternative	100	Less than 1%	100	Less than 1%
SardineAI Corp. (2) (4)	Measurement alternative	8	Less than 1%	8	Less than 1%
Silver Circle One (2)(5)	Measurement alternative	88	Less than 1%	58	Less than 1%
Bring it On Games Ltd (2)	Measurement alternative	50	Less than 1%	-	-
Justt Fintech Ltd (previously Acrocharge Ltd) (2)	Measurement alternative	50	Less than 1%	50	Less than 1%
Nilus OS Ltd (2)	Measurement alternative	25	Less than 1%	25	Less than 1%
Total investments in unconsolidated subsidiaries and affiliates		$357		$277

(1)	The market value of the Company’s investment in MNKA is $0 both as of December 31, 2025, and 2024.

(2)	Private, closely held company, with no active market for the investment. Therefore, the Company applies the measurement alternative and measures the investment at cost minus impairment.

(3)
The investment includes various classes of shares representing 22.6% of Arrow’s equity and shareholders loans of $4.2 million which were purchased for a total amount of $1.7 million. The Company suspended its use of the equity method for this investment in 2023 after its investment balance was reduced to zero. In March 2026, the Company purchased from a related party additional shareholders loans for a total amount of $500.

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

(5)	On January 2023, the Company sold approximately 85% of its investment for a total amount of $0.8 million.

(6)
A capital fund which aims to invest in private emerging companies with focus on consumer, commerce and technology companies. The Company committed to invest up to $0.1 million in a collective investment fund.

Revenue

Revenue generated from customers by geographical area based on the geographical location of the customers invoicing address is as follows:

Revenue in Germany
Revenue in Germany during the years 2025, 2024 and 2023 totaled $158.2 million (30% of total revenue), $128.3 million (27% of total revenue) and $114.2 million (26% of total revenue), respectively.

Revenue in Spain
Revenue in Spain during the years 2025, 2024 and 2023 totaled $130.3 million (24% of total revenue), $113.2 million (23% of total revenue) and $82.2 million (12% of total revenue), respectively.

Revenue in The Netherlands
Revenue in The Netherlands during the years 2025, 2024 and 2023 totaled $111.8 million (21% of total revenue), $106.0 million (22% of total revenue) and $101.5 million (24% of total revenue), respectively.

Revenue in the U.S.
Revenue in the United States of America during the years 2025, 2024 and 2023 totaled $93.0 million (17% of total revenue), $97.0 million (20% of total revenue) and $99.7 million (23% of total revenue), respectively.

Revenue in Other Locations
Revenue in other locations during the years 2025, 2024 and 2023 totaled $41.1 million (8% of total revenue), $38.8 million (8% of total revenue) and $33.9 million (8% of total revenue), respectively.

Major Customers

Revenue from three customers represented 50% of total revenue for the year ended December 31, 2025 and 37% of total accounts receivable as of December 31, 2025, of which customer A accounted for 20% from total revenue and 16% of total accounts receivable. Customer B accounted for 15% from total revenue and 10% of total accounts receivable and customer C accounted for 15% from total revenue and 11% of total accounts receivable. Accounts receivable from these three customers represented 37% of total accounts receivable as of December 31, 2025. Revenue from these three customers is presented under the airport security segment of the Company.

Revenue from three customers represented 47% of total revenue for the year ended December 31, 2024 and 24% of total accounts receivable as of December 31, 2024, of which customer A accounted for 18%, from total revenue and 13% of total accounts receivable. Customer B accounted for 17%, from total revenue and 1% of total accounts receivable and customer C accounted for 12% from total revenue and 9% of total accounts receivable. Revenue from these three customers is presented under the airport security segment of the Company.

Revenue from two customers represented 34% of total revenue for the year ended December 31, 2023 and 20% of total accounts receivable as of December 31, 2023, of which customer A accounted for 20% from total revenue and 13% of total accounts receivable, and customer B accounted for 14% of total revenue and 7% of total accounts receivable. Revenue from these two customers is presented under the airport security segment of the Company.

Climate Change Regulation

Our business is not affected directly by existing and pending, local, state, regional, federal or international legal requirements and agreements related to climate change. Although our business is not affected by climate change directly, it may be affected indirectly as the airlines we serve emit significant greenhouse gases and if flights are reduced as a result it could affect our business.

Organizational Structure

The following are the active subsidiaries of ICTS as of December 31, 2025:

I-SEC Global Security B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries:

I-SEC International Security B.V. (The Netherlands - 100%), which holds the shares of:

I-SEC Benelux Holdings B.V. (Netherlands - 100%) which holds the shares of:
I-SEC Nederland Security Services B.V. (Netherlands – 100%)
I-SEC Belgium Aviation Security B.V. (Belgium – 100%)
I-SEC Nederland B.V. (Netherlands – 100%) which holds the shares of:
I-SEC Schiphol Security B.V (Netherlands – 75%)

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
I-SEC Academy GmbH &Co.KG

I-SEC Tech B.V. (Netherlands – 100%)

I-SEC Italia s.r.l. (Italy - 100%), which holds the shares of:
I-SEC Italia Services s.r.l. (Italy – 100%)

I-SEC Japan K.K. (Japan - 100%)

ICTS USA, Inc. (New York - 100%) which holds the shares of:
Huntleigh USA Corporation (Missouri, USA - 100%)
Aviation Mobility Solutions, Inc (Texas, USA – 100%)

AU10TIX Technologies B.V. (The Netherlands – 66%,) which holds the shares of:
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

*I-SEC German Aviation Holdings 1 B.V. is a limited partner (100%) of I-SEC Deutsche Luftsicherheit SE&Co.KG (Germany)

I-SEC German Aviation Holdings 1 B.V. is a limited partner (100%) of I-SEC Academy GmBH & Co.KG (Germany)

**I-SEC Verwaltungs SE is a general partner (0%) of I-SEC Deutsche Luftsicherheit SE&Co.KG (Germany).

*** Platin 2422 GmBH is a general partner (0%) of I-SEC Academy GmBH &Co.KG

Property, Plant and Equipment

The Company leases certain premises under various operating leases. Maturities of operating lease liabilities as of December 31, 2025 were as follows (in millions):

Years ended December 31,
2026	$3.8
2027	2.9
2028	1.8
2029	0.7
2030	0.5
Thereafter	2.0
$11.7

Lease expenses for the years ended December 31, 2025, 2024 and 2023 are $8.9 million, $7.9 million and $6.5 million, respectively.

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

Critical Accounting Estimates

The consolidated financial statements have been prepared in accordance with US GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. One critical accounting policy that require the use of judgment and estimates is valuation allowance of deferred income taxes. Please refer to Note 2 of ICTS’s consolidated financial statements included in this Annual Report for the year ended December 31, 2025 for a summary of ICTS’s significant accounting policies.

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

Discussion and Analysis of the Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2025, 2024 and 2023. However, our discussion of the results of operations excludes the comparison of the results for the years ended December 31, 2024 and 2023. Refer to item 5, Operating and Financial Review and Prospects-Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2024 which was filed with the SEC on May 13, 2025.

	U.S. Dollars in Thousands
	For the Years ended December 31,
	2025	2024	2023

Revenue	$534,376	$483,310	$431,542
Cost of revenue	474,634	413,469	351,558
Gross profit	59,742	69,841	79,984
Operating expenses:
Research and development	14,508	14,372	12,325
Selling, general and administrative	62,648	61,249	56,927
Total operating expenses	77,156	75,621	69,252
OPERATING INCOME (LOSS)	(17,414)	(5,780)	10,732
Other income, net	577	1,427	1,584
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(16,837)	(4,353)	12,316
Income tax benefits (expenses)	(1,644)	452	(1,745)
NET INCOME (LOSS)	(18,481)	(3,901)	10,571
Less: Net income (loss) attributable to non-controlling interests	(4,133)	331	3,490
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V	$(14,348)	$(4,232)	$7,081

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2025, 2024 and 2023:

	For the Years ended December 31,
	2025	2024	2023
Revenue	100.0%	100.0%	100.0%
Cost of revenue	88.8%	85.5%	81.5%
Gross profit	11.2%	14.5%	18.5%
Research and development	2.8%	3.0%	2.9%
Selling, general and administrative	11.7%	12.7%	13.1%
Total operating expenses	14.5%	15.7%	16.0%
OPERATING INCOME (LOSS)	(3.3)%	(1.2)%	2.5%
Other income, net	0.1%	0.3%	0.4%
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(3.2)%	(0.9)%	2.9%
Income tax benefits (expenses)	(0.3)%	0.1%	(0.5)%
NET INCOME (LOSS)	(3.5)%	(0.8)%	2.4%
Less: Net income (loss) attributable to non-controlling interests	(0.8)%	(0.1)%	0.8%
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	(2.7)%	(0.9)%	1.6%

The following table sets forth, for the annual periods indicated, the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	(U.S. Dollars in Thousands)
	For the Years ended December 31,
	2025	2024	2023
Germany	$158,224	$128,278	$114,176
Spain	130,258	113,177	82,217
The Netherlands	111,804	106,027	101,512
United States of America	93,008	97,000	99,765
Other	41,082	38,828	33,872
Total Revenue	$534,376	$483,310	$431,542

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The majority of the Company’s operations are in Euros which affects the annual results by the movements in exchange rates between Euros and the US Dollars. The annual average exchange rate for the year 2025 was 1.13 USD to 1.00 Euro compared to 1.08 USD to 1.00 Euro in 2024, representing an increase of approximately 4.6%.

In the Netherlands, wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed as part of the government assistance regarding COVID - 19 and were required to be paid in 60 monthly installments, beginning October 2022. In January 2026 the Dutch authorities agreed to extend the monthly payments of the balance by two years until October 2029.The debt incurs annual interest of 4% since January 1, 2024. As of December 31, 2025 and 2024, the Company accumulated debt of €12,156 and €18,245 ($14,260 and $18,984), respectively, to the Dutch tax authorities.

Revenue

Total revenue in 2025 was $534.4 million compared to $483.3 million in 2024.

 Revenue generated in Germany was $158.2 million in 2025 compared to $128.3 million in 2024. As revenue in Germany is in Euro, it is being translated to US Dollars which had a positive effect of approximately 4.6% on the revenue for the year ended December 31, 2025. Increase of additional revenue in Germany represents primarily services provided to new customers following new contracts signed during 2024 and passenger’s growth in regional airports, increasing demand of services provided to existing customers.

Revenue generated in the Netherlands was $111.8 million in 2025 compared to $106.0 million in 2024. As revenue in The Netherlands is in Euro, it is being translated to US Dollars which had a positive effect of approximately 4.6% on the revenue for the year ended December 31, 2025. Increase of additional revenue represents primarily increase in the hourly rates paid to the employees because of indexation, which are being charged to the customer back-to-back.

Revenue generated in Spain was $130.3 million in 2025 compared to $113.2 million in 2024. As revenue in Spain is in Euro, it is being translated to US Dollars which had a positive effect of approximately 4.6% on the revenue for the year ended December 31, 2025. The additional increase in revenue generated in Spain represents both new contracts in Spain and an increase of services to existing customers.

Revenue generated in the United States of America was $93.0 million in 2025, compared to $97.0 million in 2024. The decrease in revenue generated in the United States of America was primarily a result of decrease of services provided by our authentication technology segment to its American customers, from $22.5 million in 2024 to $11.9 million in 2025. The revenue decrease was offset by an increase of revenue by our other aviation related services segment which increased from $74.5 million in 2024 to $81.1 million in 2025, primarily following increase of services provided to customers and increases in minimum wage rates which are being charged back to the customers.

Revenue outside Germany, the Netherlands, Spain and the United States of America totaled $41.1million in 2025 compared to $38.8 million in 2024. The increase in revenue generated in those locations represents mostly increase of services to existing customers and exchange rate affects.

Cost of Revenue
Cost of revenue in 2025 was $474.6 million or 88.8% of revenue, compared to $413.5 million or 85.5% of revenue in 2024. The majority of cost of revenue relates to payroll and related costs. Cost of revenue of European countries is in Euros and it is being affected by exchange rate fluctuations as its being translated to USD which had an effect of approximately 4.6% on the cost of revenue for the year ended December 31, 2025.Increase in cost of revenue during 2025 relates mostly to increase in labor costs which increased by $57.9 million compared to 2024, mostly because of increase in revenue, increase in sickness rates, decrease in efficiency, wage inflation adjustments and changes in labor terms and conditions on the benefit of employees in certain locations.

Research and Development Expenses (“R&D”)

Research and development costs in 2025 were $14.5 million or 2.8% of revenue, similar to $14.4 million or 3.0% of revenue in 2024. The decrease in R&D as percentage of revenue is a result of the increase in the consolidated revenue compared to previous year.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses in 2025 were $62.6 million or 11.7% of revenue in 2024, compared to $61.2 million or 12.7% of revenue in 2024. Cost of revenue of European countries is in Euros and it is being affected by exchange rate fluctuations as its being translated to USD which had an effect of approximately 4.6% on the SG&A for the year ended December 31, 2025.. The decrease in SG&A as percentage of revenue is a result of the increase in the consolidated revenue compared to previous year.

Other Income, net

Other income, net, were $0.6 million or 0.1% of revenues in 2025, compared to $1.4 million or 0.3% of revenues in 2024, respectively. In 2025 and 2024, The Company recognized interest expense of $0.7 million and $0.9 million owed to the Dutch tax authorities in relation to the debt following the COVID-19 assistance. Other interest expenses and bank charges were $1.3 million in 2025 compared to $0.7 million in 2024 following the increase in use of loans and factoring agreements during 2025 compared to previous years in order to finance the increase in revenue and the losses accumulated during the year. Offsetting those expenses were interest income of $2.4 million in 2025 and $3.1 million in 2024 resulting from a decrease in market interest rates on bank deposits. In addition, in 2025 the Company recorded an exchange rate income of $0.2 million compared to an exchange rate loss of $0.1 million in 2024.

Income Tax Benefits (Expenses)

Income tax expenses were $(1.6) million or 0.3% of revenue in 2025 compared to income tax benefits of $0.5 million or 0.1% of revenue in 2024. Income tax expenses relating to the authentication technology segment were $(0.8) million in 2025 compared to $(0.2) million in 2024. Income tax expenses relating to the airport security segment were $(0.8) million in 2025 compared to income tax benefits of $0.7 million in 2024. Income tax expenses relating to the other aviation related services segment were $0.0 million in both in 2025 and in 2024. Previous net operating losses are utilized to reduce the yearly income tax expenses in some of the countries we operate.

Reportable Segment

The following table sets forth for the annual periods indicated certain financial data related to the Company’s reportable segments. However, our discussion of the reportable segments excludes the comparison for the year ended December 31, 2023. Refer to item 5, Operating and Financial Review and Prospects – Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on May 13, 2025.

	U.S. Dollars in Thousands
	Unallocated Corporate	Airport Security	Other Aviation related Services	Authentication Technology	Total
Year ended December 31, 2025:
Revenue	$-	$421,818	$81,106	$31,452	$534,376
Labor costs (1)	1,261	393,624	68,082	25,208	488,175
Depreciation and amortization	53	839	326	883	2,101
Other costs and expenses	2,536	31,303	11,146	17,596	62,581
Net income (loss)	(3,850)	(3,948)	1,552	(12,235)	(18,481)
Goodwill	-	713	-	-	713
Total assets	9,682	81,138	19,723	55,004	165,547

Year ended December 31, 2024:
Revenue	$-	$362,799	$74,526	$45,985	$483,310
Labor costs (1)	1,324	338,326	63,105	27,000	429,755
Depreciation and amortization	68	678	354	1,271	2,371
Other costs and expenses	2,472	25,612	10,513	16,488	55,085
Net income (loss)	(3,864)	(1,817)	554	1,226	(3,901)
Goodwill	-	633	-	-	633
Total assets	19,791	80,422	18,832	66,737	185,782

Year ended December 31, 2023:
Revenue	$-	$309,335	$66,463	$55,744	$431,542
Labor costs (1)	1,091	284,083	56,346	29,507	371,027
Depreciation and amortization	5	904	307	1,463	2,679
Other costs and expenses	2,215	21,771	9,796	13,483	47,265
Net income (loss)	(3,311)	2,577	14	11,291	10,571
Goodwill	-	668	-	-	668
Total assets	17,740	81,733	19,325	78,298	197,096

(1)	Labor costs includes employee payroll, share-based compensation, bonus, and employee benefits, insurances and other.

Unallocated Corporate Segment

The Company’s loss in the corporate segment of $3.8 million in 2025 was similar to the loss of $3.9 million in 2024.

Airport Security Segment

Increase in revenue from the airport security segment from $362.8 million in 2024 to $421.8 million in 2025 relates primarily to increase in the operations of the Companies in Germany and Spain. In Germany, revenue increased from $128.3 million in 2024 to $158.2 million in 2025. The increase in revenue relates mostly to additional services provided to new customers during 2025. Operations in Spain continued to grow from $113.2 million in 2024 to $130.3 million in 2025. Increase in revenue in Spain relates moistly to additional services provided to existing and new customers during 2025. As the Airport Security segment operates mostly in Europe and is affected by fluctuations of exchange rates between the Euro to the USD. The annual average exchange rate for the year 2025 was 1.13 USD to 1.00 Euro compared to 1.08 USD to 1.00 Euro in 2024, representing an increase of approximately 4.6%.

The Company’s net loss from the airport security segment was $3.9 million in 2025 compared to $1.8 million in 2024. The main reasons for the increase of losses in 2025 relate to increase in labor costs as increase in sickness rates, decrease in efficiency and changes in labor terms and conditions on the benefit of employees in certain locations.

Other Aviation Related Services Segment

Increase in revenue from the aviation related services segment from $74.5 million in 2024 to $81.1 million in 2025 relates to increase of services provided to certain existing and new customers. In addition, in a few states in the United States of America there have been increases in minimum wages, which increased both our revenues and our labor costs, though not always by the same amounts.

The Company’s net income from the other aviation related services was $1.6 million in 2025 compared to $0.6 million in 2024. The main reasons for the increase in profitability from 2024 to 2025 are the increase in revenue and changes implemented in 2024 in the operations in order to improve efficiency as improving the planning and reducing overtime hours.

Authentication Technology Segment

Revenue in 2025 from the authentication technology segment was $31.5 million compared to $46.0 million in 2024. The Company has lost a few customers and the activities of some existing customers has decreased during the year 2025. The net loss from this segment amounted $12.2 million in 2025 compared to net profit of $1.2 million in 2024. The loss in 2025 was a result of decrease in revenue. The technology’s segment profitability tends to increase with higher revenues while when revenues decline, the profitability margin typically decreases to the point losses are being accumulated due to the relatively stable level of fixed costs and the limited amount of variable expenses.

Liquidity and Capital Resources

The Company’s most significant expenditures consist of payroll, related costs and professional fees. The Company has historically financed such expenditures through cash flows from operations, funding received from lines of credit, loans and factory agreements with lenders in Europe and the United States of America.

As of December 31, 2025 and 2024, the Company had cash, cash equivalents, restricted cash and bank deposits of $30.0 million and $87.4 million, respectively. As of December 31, 2025 and 2024, cash and cash equivalents totaled $16.9 million and $64.7 million, respectively. Restricted cash was $2.8 million and $4.7 million which consist of collateral for our letters of credit, derivative instruments and restricted bank accounts in the Netherlands which are restricted for payments to local tax authorities. As of December 31, 2025 and 2024, bank deposits were $10.3 million and $18.1 million, respectively and term deposits were $30.8 and $0, respectively.

As of December 31, 2025 and 2024, the Company had working capital of $63.3 million and $82.4 million, respectively and shareholders’ deficit of $21.2 million and $6.4 million, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company incurred net income (loss) of $18.5million, $(3.9) million and $10.6 million and net cash flows provided by (used in) operating activities of $(31.0) million, $(9.5) million and $4.4 million, respectively.

In 2023 The Company’s U.S subsidiary secured a three-year credit facility with its primary bank in September 2023. The credit facility has a maximum borrowing base limit of $7.5 million. The borrowing base limitation is equivalent to: (i) 85% of eligible non-investment grade receivables and 90% of eligible investment grade receivables, plus (ii) 80% of direct labor payroll for the previous two pay periods plus 20%. The company is required to maintain a fixed charge ratio of 1.00. Borrowings on the credit facility are subject to interest at SOFR plus 2.65% (6.52% as of December 31, 2025). In April 2026 the credit facility was extended until April 2029.As of December 31, 2025 and 2024, the outstanding balances under the credit facility for both years are $0.0 million and the unused available amount of the line is $7.5 million.

The Company has a factoring arrangement in Sweden to provide it with up to 4.0 million SEK ($0.4 million as of December 31, 2025) in borrowings. Borrowings under the agreement bear annual interest of 4.9% and are subject to an annual extension by the financial institution. The factoring agreement is secured by accounts receivable of the Swedish subsidiary. As of December 31, 2025 and 2024, the Company had 0.8 million SEK and 2.2 million SEK ($0.1 million and $0.2 million as of December 31, 2025 and 2024) respectively in outstanding borrowings under the credit facility.

In November 2023, the Company entered into a loan agreement with a commercial bank in Spain to provide it with up to €1.0 million ($1.2 million as of December 31, 2025). The loan agreement is secured by accounts receivable of the Spanish subsidiary. The interest rate is determined by the bank at the time the loan is taken. The loan agreement was renewed in November 2024 and still in place. As of December 31, 2025 and 2024, the Company had no outstanding balances under the loan agreement.

In December 2023, an agreement was signed with the same commercial bank in Spain, to provide loans up to €1.5 million ($1.8 million as of December 31, 2025). These loans can be used only for paying different taxes to the Spanish tax authorities. The interest rate is determined at the time the loans are taken. During the periods ending December 31, 2025 and 2024, the loans taken ranged between €1.0 million and €1.5 million ($1.2 million and $1.8 million as of December 31, 2025) for periods of three months.  As of December 31, 2025 and December 31, 2024 the outstanding balances were €0.3 million and €1.0 million ($0.4 million and $1.0 million respectively).

In June 2024, the Company signed a factoring agreement with a commercial bank in Germany for an unlimited period. According to the agreement, the Company factors accounts receivable related to invoices issued to certain customers up to the amount of €11.5 million ($13.6 million as of December 31, 2025). The amounts can be used only for payroll related costs in Germany. The Company is being charged fees until the collection date equal to Euribor plus 3.00% (4.95% as of December 31, 2025). The Company is also subject to a 1.5% annual fee on the total factoring amount. As of December 31, 2025 and 2024, the outstanding balances were €6.2 million and €1.9 million ($7.3 million and $1.9 million as of December 31, 2025 and 2024), respectively. In February 2026 the financial institution agreed to increase the availability up to €15.8 million.

In July 2025, an agreement with a commercial bank in Spain was signed, to provide loans up to €0.1 million ($0.2 million as of December 31, 2025). These loans can be used only for paying different taxes to the Spanish tax authorities. The Company pays a commission that is determined at the time the loans are taken, without additional interest. As of December 31, 2025 there is no outstanding balance under the loan agreement.

In March 2024 the Company signed a non-recourse factoring agreement with a commercial bank under which it factors certain accounts receivable related to invoices issued to a specific customer up to €3.0 million ($3.5 million as of December 31, 2025). The maximum amount provided by the bank cannot exceed 75% of the monthly invoice for that customer. In March 2025 the agreement was extended for one year and the facility was increased up to €4.0 million ($4.7 million as of December 31, 2025). Under the terms of this agreement, the factor assumes all rewards and credit risks associated with the purchased receivables and the Company has no further obligation related to their collection. Accordingly, the factored receivables are derecognized from the Company’s balance sheet once the funds are received by the Company. The arrangement does not create any liability and therefore no loan or financing obligation is recorded in the Company’s financial statements. The Company is also subject to a 0.2% fee for every factored invoice issued under the agreement and with interest equal Euribor plus 0.60% (2.55% as of December 31, 2025) until the date the payment is anticipated. In January 2026, the agreement was renewed for additional year under the same terms and conditions.

In July 2025, the Company signed a non-recourse factoring agreement with another commercial bank under which it factors certain accounts receivable related to invoices issued to a specific customer up to €0.7 million ($0.9 million as of December 31, 2025). Under the terms of this agreement, the factor assumes all rewards and credit risks associated with the purchased receivables and the Company has no further obligation related to their collection. Accordingly, the factored receivables are derecognized from the Company’s balance sheet once the funds are received by the Company. The arrangement does not create any liability and therefore no loan or financing obligation is recorded in the Company’s financial statements. The interest rate is Euribor of the month plus 0.90% (2.85% as of December 31, 2025).

The Company’s business plan projects loss from operations in 2026 and profit from operations in 2027. The Company is dependent mostly in Europe and the United States of America for its businesses on the airline industry. ICTS is an employee intensive company, especially its aviation security and other aviation related services segments.

The decisions taken in previous years by the Dutch government following the COVID 19 pandemic have affected the Company’s business as following:

Wage tax, social security and VAT payments in the Netherlands for the period March 2020 through September 2021 were postponed and have to be paid in 60 monthly installments, starting October 2022. Beginning July 2022, the debt incurs annual interest of 1% and increases every six months to a maximum of 4% from January 1, 2024. In November 2025, the Company filed a request with the tax authorities to extend the installments from 60 to 84 monthly installments. In January 2026, the request was approved. As of December 31, 2025 and 2024, the Company accumulated debt of €12.2 million and €18.2 million ($14.3 million and $19.0 million as of December 31, 2025 and 2024), respectively, to the Dutch tax authorities.

The below analysis of cash flows excludes discussions relate to the year ended December 31, 2023. Refer to items 5, operating and Financial review and Prospects-Liquidity and Capital Resources in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on May 13, 2025.

Cash Flows from Operating Activities

Our cash flows from operating activities vary significantly from year to year, depending on our operating results, timing of cash receipts and disbursements on accounts receivable, accounts payable, accrued expenses and other current liabilities.

Net cash provided by (used in) operating activities for the year ended December 31, 2025 was $(31.0) million. Net cash provided resulted primarily from a net loss for the year of $18.5 million, a decrease of 5.4 million of accrued expenses and other current liabilities compared to 2024 – mostly repayment of advanced payment from a customer of $4.8 million, a decrease of income tax and other taxes payable of $2.4 million compared to 2024,  a decrease of VAT payable of $0.8 million compared to 2024, a decrease of other liabilities of $3.0 million compared to 2024 due to payments made during 2025 by the Company in order to repay its long-term debt to the Dutch tax authorities related to the governmental assistance to the Company during COVID-19, an increase of accounts receivable of $5.8 million compared to 2024 due to the increase in revenue, and an increase of deposits with customers of $1.1 million . Those amounts were offset compared to 2024 by a decrease of prepaid expenses of $1.8 million. Non-cash charges of $2.1 million for depreciation and amortization, $1.3 million for bad debt and $0.8 million for deferred taxes.

Net cash provided by (used in) operating activities for the year ended December 31, 2024 was $(9.5) million. Net cash provided resulted primarily from a net loss for the year of $3.9 million, a decrease of income tax and other taxes payable of $1.8 million compared to 2023,  a decrease of VAT payable of $1.0 million compared to 2023, a decrease of other liabilities of $7.0 million compared to 2023 due to payments made during 2024 by the Company in order to repay its long-term debt to the Dutch tax authorities related to the governmental assistance to the Company during COVID-19, an increase of accounts receivable of $1.0 million compared to 2023 due to the increase in revenue and increase of prepaid expenses of $0.7 million compared to 2023. Those amounts were offset compared to 2023 by a decrease of deposits held by customers by $1.0 million, an increase in accounts payable of $0.3 million and an increase in accrued expenses and other current liabilities of $0.3 million. Non-cash charges of $2.4 million for depreciation and amortization, $0.8 million for bad debt, $0.4 million for deferred taxes and $0.9 million for stock-based compensation regarding the options granted to the AU10TIX employees were recognized in 2024.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was $32.9 million and consisted primarily of increase of term deposits of $30.8 and capital expenditures of $1.8 million.

Net cash used in investing activities for the year ended December 31, 2024 was $2.1 million and consisted primarily of capital expenditures of $1.9 million.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was $4.0 million which consisted of loans repaid, net of $0.8 million during the year 2025. In addition, the Company withdraw $4.8 million, net under factoring agreements

Net cash used in financing activities for the year ended December 31, 2024 was $0.2 million which consisted of loans received, net of $1.1 million during the year 2024. In addition, the Company withdraw $2.0 million, net under factoring agreements. Furthermore, in 2024 the Company paid $3.2 million dividend to the AU10TIX external shareholders.

Borrowings

United States of America

The Company’s U.S subsidiary secured a three-year credit facility with its primary bank in September 2023. The credit facility has a maximum borrowing base limit of $7.5 million. The borrowing base limitation is equivalent to: (i) 85% of eligible non-investment grade receivables and 90% of eligible investment grade receivables, plus (ii) 80% of direct labor payroll for the previous two pay periods plus 20%. The company is required to maintain a fixed charge ratio of 1.00. Borrowings on the credit facility are subject to interest at SOFR plus 2.65% (6.52% as of December 31, 2025) and a minimum annual interest charge of $0.1 million. In April 2026 the credit facility was extended until April 2029. As of December 31, 2025 and 2024, the outstanding balances under the credit facility for both years are $0.0 million, and the unused available amount of the line is $7.5 million.

Europe

The Company has a factoring arrangement in Sweden to provide it with up to 4.0 million SEK ($0.4 million as of December 31, 2025) in borrowings. Borrowings under the agreement bear annual interest of 4.9% and are subject to an annual extension by the financial institution. The factoring agreement is secured by accounts receivable of the Swedish subsidiary. As of December 31, 2025 and 2024, the Company had 0.8 million SEK and 2.2 million SEK ($0.1 million and $0.2 million as of December 31, 2025 and 2024) respectively in outstanding borrowings under the credit facility. The weighted average interest rate for this loan during the years ended December 31, 2025, 2024 and 2023, was 4.9%, 5.3% and 2.8% respectively.

In November 2023, the Company entered into a loan agreement with a commercial bank in Spain to provide it with up to €1.0 million ($1.2 million as of December 31, 2025). The loan agreement is secured by accounts receivable of the Spanish subsidiary. The interest rate is determined by the bank at the time the loan is taken. The loan agreement was renewed in November 2024 and still in place. As of December 31, 2025 and 2024, the Company had no outstanding balances under the loan agreement.

In December 2023, an agreement was signed with the same commercial bank in Spain, to provide loans up to €1.5 million ($1.8 million as of December 31, 2025). These loans can be used only for paying different taxes to the Spanish tax authorities. The interest rate is determined at the time the loans are taken. During the periods ending December 31, 2025 and 2024 the loans taken ranged between €1.0 million and €1.5 million ($1.2 million and $1.8 million as of December 31, 2025) for periods of three months.  As of December 31, 2025 and December 31, 2024 the outstanding balances were €0.3 million and €1.0 million ($0.4 million and $1.0 million), respectively, with an average interest rate of 3.96% and 5.25%, respectively.

In June 2024, the Company signed a factoring agreement with a commercial bank in Germany for an unlimited period. According to the agreement, the Company factors accounts receivable related to invoices issued to certain customers up to the amount of €11.5 million ($13.6 million as of December 31, 2025). The amounts can be used only for payroll related costs in Germany. The Company is being charged fees until the collection date equal to Euribor plus 3.00% (4.95% as of December 31, 2025). The Company is also subject to a 1.5% annual fee on the total factoring amount. As of December 31, 2025 and 2024, the outstanding balances were €6.2 million and €1.9 million ($7.3 million and $1.9 million as of December 31, 2025 and 2024), respectively. In February 2026 the financial institution agreed to increase the availability up to €15.8 million.

In July 2025, an agreement with a commercial bank in Spain was signed, to provide loans up to €0.1 million ($0.2 million as of December 31, 2025). These loans can be used only for paying different taxes to the Spanish tax authorities. The Company pays a commission that is determined at the time the loans are taken, without additional interest. As of December 31, 2025 there is no outstanding balance under the loan agreement.

The Following table summarizes the different loans mention above and as reflected at the Company’s financial liabilities (in thousands):

	Maximum Availability as of December 31, 2025*	Debt Balance as of December 31, 2025	Interest Rate as of December 31, 2025	Maximum Availability as of December 31, 2024*	Debt Balance as of December 31, 2024	Interest Rate as of December 31, 2024
Line of Credit	$7,500	$31	6.52%	$7,500	$-	7.14%
Factoring	434	84	4.90%	363	201	5.30%
Revolving Loans	1,173	-	3.73%	1,041	-	3.20%
Revolving Loans**	1,760	392	3.07%	1,561	1,041	4.00%
Revolving Loans**	176	-	0.90%	-	-	-
Factoring	13,552	7,254	4.95%	12,123	1,939	5.89%
Total	$24,595	$7,761	4.86%	$22,588	$3,181	5.23%

* Maximum availability is subject to terms and conditions according to the agreements with the different financial institutions.

** Loans can be used only for payment of taxes in Spain.

In March 2024 the Company signed a non-recourse factoring agreement with a commercial bank under which it factors certain accounts receivable related to invoices issued to a specific customer up to €3.0 million ($3.5 million as of December 31, 2025). The maximum amount provided by the bank cannot exceed 75% of the monthly invoice for that customer. In March 2025, the agreement was extended for one year and the facility was increased up to €4.0 million ($4.7 million as of December 31, 2025). Under the terms of this agreement, the factor assumes all rewards and credit risks associated with the purchased receivables and the Company has no further obligation related to their collection. Accordingly, the factored receivables are derecognized from the Company’s balance sheet once the funds are received by the Company. The arrangement does not create any liability and therefore no loan or financing obligation is recorded in the Company’s financial statements. The Company is also subject to a 0.2% fee for every factored invoice issued under the agreement and with interest equal Euribor plus 0.60% (2.55% as of December 31, 2025) until the date the payment is anticipated. In January 2026, the agreement was renewed for additional year under the same terms and conditions.

In July 2025 the Company signed a non-recourse factoring agreement with another commercial bank under which it factors certain accounts receivable related to invoices issued to a specific customer up to €0.7 million ($0.9 million as of December 31, 2025). Under the terms of this agreement, the factor assumes all rewards and credit risks associated with the purchased receivables and the Company has no further obligation related to their collection. Accordingly, the factored receivables are derecognized from the Company’s balance sheet once the funds are received by the Company. The arrangement does not create any liability and therefore no loan or financing obligation is recorded in the Company’s financial statements. The interest rate is Euribor of the month plus 0.90% (2.85% as of December 31, 2025).

Related Parties Financing

Convertible Notes Payable to a Related Party

The Company had an agreement with an entity related to its main shareholder to provide it with up to $2.0 million in revolving loans, convertible at a price of $0.75 per share. Loans received under the arrangement bear interest at the interest rate of 2.5%, which is compounded semi-annually and payable at maturity. The agreement expired in January 2026.

As of December 31, 2025 and 2024, convertible notes payable to this related party consist of $0.0 million for both years.

Sale of AU10TIX Technologies B.V. Preferred Shares

In 2019 AU10TIX has entered into several agreements with certain investors, according to which AU10TIX  has issued for a net consideration of approximately $74 million, a total of 4,000,000 Series A Preferred Shares ("Series A Shares") and 330,709 Series A-1 Preferred Shares ("Series A-1 Shares" and together with Series A Shares – "the Preferred Shares") representing as of the date of the agreements approximately 31.401% of the outstanding share capital of AU10TIX and 30.22% of the fully-diluted share capital of AU10TIX.

In 2021, certain investors purchased 2,267,717 AU10TIX Series A Preferred shares from other investors. In connection with such purchases, all outstanding AU10TIX’s Series A Preferred Shares and Series A-1 Preferred Shares were re-designated as New Series A Preferred Shares and the Ordinary Shares owned by ICTS were re-designated as Class B Ordinary Shares.

According to the agreements with the investors, AU10TIX had the right to issue up to 1,000,000 Class A Ordinary Shares under its existing employee stock option plan.

As of December 31, 2025 and following exercise of options by employees the holdings in AU10TIX are as follows: : (i) ICTS owned 66.30% of the outstanding share capital of AU10TIX in the form of Class B Ordinary Shares; (ii) Oak owned 12.42% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; (iii) GF owned 10.55% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares (iv) TPG owned 7.25% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares and (v) Other shareholders owned 3.48% of the outstanding share capital of AU10TIX in the form of Class B Ordinary Shares.

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

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $14.5 million, $14.4 million and $12.3 million during the years ended December 31, 2025, 2024 and 2023, respectively.

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

Off-Balance Sheet Arrangements

The Company is a party to an agency agreement, so that in the event that the operations on a specific country on which we operate are sold in the future, the third-party agent is entitled to a payment of €3.0 million ($3.5 million as of December 31, 2025).

In 2022 the Company has signed an employment agreement with a CEO of a subsidiary such that starting in 2023, the CEO is entitled to 10% EBIDA (excluding the applicable taxes) of that subsidiary. The employment agreement was terminated as of March 31, 2025.

The Company has no unconsolidated special purpose entities.

Future Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2025:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1Year	1-3 years	4-5 years	more than 5 years
Operating lease obligations	$11,685	$3,787	$5,423	$1,006	$1,469
Governmental payments in the Netherlands (VAT, social security, wage tax and interest)	15,352	4,394	10,958	-	-
	$27,037	$8,181	$16,381	$1,006	$1,469

The following table summarizes the Company’s other future commercial obligations as of December 31, 2025:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
	Total	Less than 1 Year	1-3 years	4-5 years	more than 5 years
Guarantees and Letters of credit	$5,146	$1,108	$4,179	$-	$-

Item 6. Directors, Senior Management and Employees

Directors are being voted for election every calendar year during the Company’s shareholders meeting. The following table lists the directors and executive officers of ICTS:

	Age	Position
Menachem Atzmon	81	Chairman of the Supervisory Board
Ron Atzmon	52	Member of the Supervisory Board
Aya Atzmon Wandersman	43	Member of the Supervisory Board
Gail F. Lieberman	82	Member of the Supervisory Board, Chairwoman of the Audit Committee and member of the Compensation Committee
Frans van Westen	70	Member of the Supervisory Board, Member of the Audit Committee and member of the Compensation Committee
Ilan Nir	44	Member of the Supervisory Board, Chairman of the Compensation committee and member of the Audit committee
Alexander Trager Lewis	52	Member of the Supervisory Board
Gil Atzmon	50	Managing Director
Alon Raich	50	Managing Director and Chief Financial Officer

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

Ron Atzmon acted as the Managing Director of the AU10TIX Group since September 2008 until 2018. Since 2022 Mr. Atzmon acts as the chairman of the executive committee of AU10TIX, a subsidiary of ICTS. Mr. Atzmon was the CEO and founder of 1ST2C.com between April 2005 and January 2009. Mr. Atzmon holds an MA in Business Administration from the College of Management Academic, Israel and an MBA from the Imperial College London, UK. Mr. Ron Atzmon is the son of Mr. Menachem J. Atzmon.

Aya Atzmon Wandersman has over a decade of experience in business development, operations, and strategic partnerships in the technology and financial sectors. From 2007 to 2011, she worked at Deloitte Israel. Since 2014, she has held several key leadership positions at AU10TIX, including Channel Manager, Director of Business Development, and Director of Operations. Mrs. Atzmon Wandersman holds a B.A. in Business Administration from Reichman University and an International MBA from IE Business School in Madrid, one of Europe’s best and globally recognized MBA programs. Mrs. Aya Atzmon Wandersman is the daughter of Mr. Menachem J. Atzmon.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides deal coaching for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Thesys Group, a private financial technology company.  She is a former board member and Chair of the Audit & Finance Committee of WL Gore & associates and a former board member and lead director of Equilend, a financial technology company, where she chaired the nominating, governance and compensation committee. Formerly Mrs. Lieberman served as board member for the South-Central Connecticut Regional Water Authority, board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman sits on the National Association of Corporate Directors-CT board and Women Executive on Boards.  Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

Frans van Westen is the founder of WestFinance B.V., which provides financial advisory and interim management services to a broad range of companies. In this capacity, Mr. Van Westen has, amongst others, served as interim director at NPO, the Dutch public broadcaster, and as court-appointed interim managing director at Greenchoice, a Dutch energy company that supplies only green energy. In addition, Mr. Van Westen is currently the chairman of the supervisory board of Mediahuis Nederland B.V., one of the largest Dutch media companies. Mr. Van Westen holds a master in general economics from the Rijksuniversiteit Groningen.

Ilan Nir is the CEO of Schellevis B.V., a Dutch company that produces concrete paving and elements to connect architecture with nature. Previously, Mr. Nir has had leadership roles within one of the leading family-owned multinationals companies in the Netherlands (Pon Holdings), where Mr. Nir led strategic projects and was deeply involved in the M&A practice. Mr. Nir had leadership roles at different operating companies of Pon Holdings across the Netherlands, USA and Germany from 2012 till 2025. From 2011 to 2012 Mr. Nir worked at PWC in the M&A tax practice. From 2009 to 2010, Mr. Nir worked as a tax lawyer at Loyens & Loeff N.V. in the international tax practice. Mr. Nir holds a Master of Tax Laws (LL.M.), specializing in International & European Tax Law.

Trager-Lewis is managing senior partner of CH. Hausmann & Co., a prestigious London based boutique Law Firm. Mr. Trager-Lewis specialises in company law, contract law, trust law, tax law and litigation. Mr. Trager-Lewis is qualified and regulated by the Solicitors Regulation Authority in England. He holds an LL. B Honours degree in Law from the University of Essex (1995-1998) and the College of Law (1998-1999). In addition to his legal practice, Mr. Trager-Lewis acts as a board member for several companies in the UK and internationally, as well as trustee of various UK-based charities. He has experience in advising both private and corporate clients.

Gil Atzmon serves as Chief Executive Officer (CEO) of Arrow Ecology since February 2017 and director of AU10TIX Technologies B.V. since June 2021. From 2002 to 2017, Mr. Gil Atzmon held the position of Director of Sales at S. Juwal & Co. Mr. Gil Atzmon holds a BA degree in Business Administration and Management from IDC Herzliya, Israel, and an MBA from London Metropolitan University, UK. Mr. Gil Atzmon served as a Supervisory Board of the Company from 2018 till 2025 and since 2025 acts as joint Managing Director of the Company. Mr. Gil Atzmon is the son of Mr. Menachem J. Atzmon.

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

Summary Compensation Table

The following table sets forth the yearly executive’s highest compensation expenses as recorded by the Company during the years 2023 through 2025 (U.S. Dollars in thousands):

Principal Position	Year	Salary, Fees, Grants and Bonus	All Other Compensations	Non-equity Incentive Plan Compensation	Non qualified Deferred Compensation Earnings	Number of Option Award (1)	Number of Stock Awards	Total
		$	$	$	$			$

Chairman of the ICTS and AU10TIX Boards	2025	1,039	108	-	-	-	-	1,147

Managing Director and CFO	2024	914	67	-	-	-	-	981

CEO of a subsidiary	2023	1,513	106	-	-	420	-	1,619

(1) Options granted relate to options of a subsidiary.

Each member of the Supervisory Board who is not an employee of the Company received during 2025 an annual fee of $50 thousand and a fee for each Supervisory Board or committee meeting attended of $1 thousand. The Chairman of the Audit Committee received an additional $20 thousand per year. The Chairman of the Compensation committee received additional $15 thousand per year. The Chairman of the Board received an annual fix fee of $150 thousand and a one time grant of $625 thousands. Two Managing Directors are employed by the Company and the total expenses regarding their employment for the year ended December 31, 2025 was $1.2 million.

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors, executive officers, subsidiaries CEOs and Chairmen as a group for the year ended December 31, 2025:

	Salaries, Board fees, grants, commissions and bonuses	Pension, retirement and other similar benefits
	(in thousands)
Supervisory Directors as a group (8 persons)	$1,095	$-
Officers as a group (8 persons)	$2,988	$490

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

The Compensation Committee has an Operating Charter.

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

The members of the Supervisory Board as of December 31, 2025 and the initial year they joined the Supervisory Board are as follows: Menachem Atzmon (1999), Ron Atzmon (2018), Gail F. Lieberman (2010), Ilan Nir (2023), Frans van Westen (2024), Aya Atzmon – Wandersman (2025) and Alexander Trager-Lewis (2025).

The Audit Committee consists of Gail F. Lieberman, Chairwoman, Ilan Nir and Frans van Westen, all of whom are independent. Ms. Lieberman and Mr. van Westen have financial expertise. The Audit Committee provides assistance and undertakes preparatory work for the Supervisory Board in its decision-making regarding the supervision of ICTS’ accounting and financial reporting processes and audits of the financial statements. In doing so, the Audit Committee evaluates ICTS's accounting policies and practices and financial reporting and internal control structures, selection of independent auditors to audit ICTS’ financial statements and confers with the auditors and the officers. The Audit Committee has an Operating Charter.

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

Employees

As of December 31, 2025, the Company has 9,895 employees, of which 7,610 employees are located in Europe, Far East and Israel and 2,285 are located in the United States of America.

Share Ownership

See tables under Item 7: “Major Shareholders” and “Related Party Transactions” below.

Options to Purchase Securities

AU10TIX Technologies B.V, has a Stock Option Plan which reserved 1,400,000 class A ordinary shares (“Ordinary Share”) in the capital of AU10TIX Technologies B.V for its option issuances. The Plan grants rights to subscribe ordinary shares to employees, directors, consultants and service providers of AU10TIX Technologies B.V. and / or any related entity (as defined in the plan) at an exercise price as determined by the subsidiary’s board of directors with expiration terms of not more than ten years after the date such option is granted. Options granted under the plan generally vest over a period of four years.

As of December 31, 2025, there are 100,375 options granted and outstanding of which 48,375 options are fully vested and exercisable. During 2025 258,125 options were exercised into shares of AU10TIX. The weighted average exercise price is $2.34 and the weighted average remaining contractual term as of December 31, 2025 is 5 years.

Item 7.          Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Shares as of December 31, 2025 with respect to:

Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Shares.

All directors and officers as a group.

Name Shareholders Holding Five Percent or More	Percent of Amount Beneficially Owned (a)	Shares Outstanding (a)
MacPherson Trust and its beneficiaries (b)	23,018,851	66.8%
Menachem J. Atzmon	4,050,000	11.8%
Igal Tabori	2,002,483	5.8%
All officers and directors as a group, the MacPherson Trust and its Beneficiaries (7 persons)	28,020,214	81.2%

(a)   The amounts include Shares owned by each of the above, directly or indirectly.

(b)  1. The MacPherson Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which, together with the Trust and its beneficiaries, holds approximately 66.9% of the issued and outstanding Shares. Mr. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation Limited and the MacPherson Trust and its beneficiaries together with Mr. Atzmon are able to appoint all the directors of ICTS and control the affairs of ICTS.

2. As of December 31, 2025, the Company had no convertible notes payable to a related party. However, there is a promissory note facility agreement with a related party whereby that related party, to the extent convertible notes are payable to it, has the right to convert up to 3,000,000 Shares into the Company’s shares at a rate of $0.75 per share. The note expired in January 2026.

3. The Company repurchased during the year ended December 31, 2025 the 3,000,000 shares issued to its directors and certain employees in 2019 at the same price of issuance, EUR 0.45.

Related Party Transactions

An entity related to one of the Company’s former Supervisory Board members who served until August 2024, provided legal services to the Company. Legal expense related to these services is $26 thousands, $39 thousands and $46 thousands for the years ended December 31, 2025, 2024 and 2023, respectively.

The Chairman of the board is related to a trust which is an indirect main shareholder of the Company. The Company incurred expenses of $0.9 million, $0.1 million and $0.1 million for the years ended December 31, 2025, 2024 and 2023, respectively for his services as the Chairman including a one-time grant of $0.6 million in 2025. In addition, in 2025, 2024 and 2023, the Company incurred salary expenses of $0.3 million, $0.8 million and $0.1 million, respectively for the services he provides to AU10TIX. The salary expenses of 2024 included a retroactive salary adjustment since 2019 as approved by the AU10TIX board during 2024.

The Company engages the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling and management services to the authentication technology segment. The Company incurred expenses of $0.6 million, $0.7 million and $0.9 million for such services for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the outstanding balances due for these services were $0.0 million and $0.1 million, respectively, included in accrued expenses and other current liabilities. In January 2026, it was agreed between the Company and the individual that the employment agreement will be terminated as of December 31, 2027. In addition, the individual serves as a supervisory board member of the Company and was paid an amount of $52 thousands, $48 thousands and $36 thousands as supervisory board fees, for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company engaged the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling and administrative services to its authentication technology segment. The Company incurred expenses of $0.4 million, $0.3 million and $0.3 million for such services for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, the individual served as a supervisory board member of the Company until July 2025 and was paid an amount of $29 thousands, $48 thousands and $38 thousands as supervisory board fees for the years ended December 31, 2025, 2024 and 2023, respectively. In July 2025 the individual was elected to be a joint managing director of the Company and was paid an amount of $0.1 million as salary for the year ended December 31, 2025.

The Company engages the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling services to its authentication technology segment. The Company incurred expenses of $0.2 million, $0.2 million and $0.2 million for such services for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, the individual serves since July 2025 as a supervisory board member of the Company and was paid an amount of $24 thousands as supervisory board fees, for the year ended December 31, 2025.

The Company engages the services of an individual which is a family member of the Chairman of the Board and the main shareholder, to provide services as a Managing Director of one of the Company’s subsidiaries. The Company incurred expenses of $0.5 million, $0.6 million and $0.5 million for such services for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company engages the services of an individual who is a family member of a beneficiary of a trust which is an indirect main shareholder of the Company to provide certain administration services. The Company incurred expenses of $0.1 million, $0.1 million and $0.1 million for such services for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company engaged the services of Spencer Corporation, a main shareholder of the Company to provide administrative services. The Company incurred expenses of $0.3 million, $0.0 million and $0.0 million for such services for the years ended December 31, 2025, 2024 and 2023, respectively. The expenses of 2025 include a one-time expense of $0.2 million regarding costs incurred in previous years.

The Company had an agreement with an entity related to its main shareholder to provide it with up to $2.0 million in revolving loans which expired in January 2026. Interest expenses were $0.0 million for each of the years ended December 31, 2025, 2024 and 2023.

As of December 31, 2024 and 2023, the Company included a liability for a purchase of shares from certain directors and officers of the Company in the amount of $1.5 million. The purchase transaction was completed in July 2025.

Item 8.	Financial Information

The Consolidated Financial Statements and Financial Statement Schedule are included herein on pages F-1 through F-42.

Letters of Credit and Guarantees

As of December 31, 2025, the Company has $3.2 million in outstanding letters of credit and guarantees. Letters of credit and guarantees are being secured either by the same amounts in restricted cash with commercial banks or with deposits provided to customers which serve as cash collateral in order to guarantee the performance and quality of services provided to the customers.

As of December 31, 2025, the Company has commercial guarantees of €1.7 million ($2.0 million as of December 31, 2025) which is not secured by restricted cash or deposits provided to customer. The guarantee is part of an agreement between the Company and one of its customers to guarantee the performance and quality of the services provided to that customer.

Legal Proceedings

General

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, are not reasonably possible to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

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

As part of the above procedures the Company committed in 2023 to repurchase the shares issued under the May 2019 issuance for the same price they were issued, thereby undoing the issuance. As of December 31, 2024 the Company included a liability for this purchase in the amount of $1.5 million in its balance sheet with a corresponding reduction to shareholders deficiency. In order to achieve this goal in December 2024 the Company initiated a reduction of the Company’s issued share capital by reducing the nominal value of each of the shares in the Company from EUR 0.45 to EUR 0.01 per share in order to be able to purchase the shares. Consequently, the authorized capital of the Company was reduced to a total of EUR 1.5 million resulting in a decrease of $18.8 million in common stock and an increase of the same amount in additional paid-in capital. The nominal value per share has been reduced as referred to in Section 2:99 paragraph 1 of the Dutch Civil Code without repayment to the shareholders. The Company concluded that the capital reduction did not result a value transfer to or from the shareholders. The Company recorded such capital reduction by a corresponding reduction in the common stock and an increase to additional paid-in capital. The purchase transaction was completed in July 2025.

In February 2025, the minority shareholder appealed the Enterprise Chamber’s judgment on its request to establish mismanagement on the basis of the investigation report and to order certain definitive measures at the Company to the Dutch Supreme Court. In March 2026 the Dutch Supreme Court has dismissed the minority shareholder’s appeal. With the Supreme Court’s decision, the Enterprise Chamber’s judgment is now final, and the proceedings have been resolved in the Company’s favor.

Class Action Lawsuit

AU10TIX is currently named as a defendant in a class action lawsuit pending in U.S. federal court (Case No. 1:24-cv-08122, U.S. District Court for the Northern District of Illinois).  The complaint asserts two claims.  First, the plaintiff alleges that AU10TIX violated the Illinois Biometric Privacy Act, 740 ILCS 14/1 et seq. by collecting biometric information without obtaining necessary consent.  Second, the plaintiff alleges that AU10TIX violated the Illinois Driver’s License Act, 625 ILCS 5/6-117.1 by using end-user driver’s licenses for machine learning to improve Au10tix’s products.  The plaintiff seeks to represent two classes consisting of Illinois residents in relation to both claims.  AU10TIX denies that it violated either statute. On February 13, 2025, AU10TIX filed a motion seeking dismissal of all claims.

Agency Agreement

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3.0 million ($3.5 million as of December 31, 2025).

Employment Agreement

In December 2022, the Company entered into an employment agreement with an individual to serve as the CEO of one of the Company’s subsidiaries. The annual target bonus is equal to 10% of the EBIDA (excluding the applicable taxes) of that subsidiary. The employment agreement was terminated as of March 31, 2025.

Item 9.          The Offer and Listing

Our shares of common stock are currently traded on the OTCQB under the symbol ICTSF.

The reported high and low closing sales prices per shares during the last six months were as follows:

Period	High	Low
October 2025	$4.39	$4.33
November 2025	$4.35	$3.73
December 2025	$3.73	$3.10
January 2026	$3.80	$3.06
February 2026	$4.30	$3.25
March 2026	$6.02	$3.48
April 1-29, 2026	$4.60	$3.70

The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2021	$10.00	$4.00
2022	$9.79	$5.00
2023	$7.00	$3.56
2024	$6.60	$0.96
2025	$4.75	$3.10

The reported high and low closing sales prices per share during each quarter for the last three years were as follows:

2025	High	Low
First quarter	$4.67	$3.15
Second quarter	$4.00	$3.25
Third quarter	$4.75	$3.50
Fourth quarter	$3.73	$3.10

2024	High	Low
First quarter	$6.00	$3.80
Second quarter	$6.60	$4.72
Third quarter	$5.00	$4.45
Fourth quarter	$5.59	$0.96

2023	High	Low
First quarter	$6.00	$3.76
Second quarter	$5.30	$3.56
Third quarter	$7.00	$3.75
Fourth quarter	$5.60	$4.01

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

In accordance with Dutch law, ICTS’ authorized share capital sets out the maximum amount and number of Shares that it may issue without amending its Articles of Association. The Articles of Association provide for an authorized share capital in an amount of EUR 1,500,000 divided into 150,000,000 Shares, each Share with a nominal value of EUR 0.01. As of December 31, 2025, 34,433,333 Shares were outstanding while the Company has additional 3,000,000 million shares as treasury shares which the Company completed its acquisition in July 2025.

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

During the Company’s 2025 annual general meeting, the General Meeting authorized the Management Board to, among other things, repurchase the 3,000,000 Shares issued to its directors and certain employees in 2019 (the 2019 Shares) at a price of EUR 0.45 per share (equal to USD 0.506 per share according to the exchange rate at the time). The Company completed the repurchase of the shares in July 2025.

Under Dutch law, the Company is only allowed to repurchase shares issued by the Company, to the extent that – on the basis of the Company’s adopted annual accounts – the Company’s equity (less the price paid for the shares) exceeds the Company’s non-distributable equity, where the non-distributable equity consists of the issued share capital and the legal reserves required by law and the Articles of Association. This formula is referred to as the ‘equity test’. The reduction in the nominal value of the Shares from EUR 0.45 to EUR 0.01 provided more room to repurchase the 2019 Shares according this equity test.

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

Management Board

Powers, Responsibilities and Function

The Management Board is the executive body of ICTS, collectively responsible for, among other things, defining and attaining ICTS’ objectives, determining ICTS’ strategy and risk management policy, the day-to-day management, the ICTS’ general affairs and ICTS’ representation, subject to the supervision of the Supervisory Board. The Management Board may perform all acts necessary or useful for achieving ICTS’ objectives, with the exception of those acts that are prohibited by law or by the Articles of Association. Certain Management Board resolutions require the approval of the Supervisory Board under the Articles of Association. The Management Board may allocate its responsibilities and powers to its individual members. All Management Board members remain collectively responsible for proper management regardless of the allocation of tasks. In performing their duties, the Management Board members must carefully consider and shall act in accordance with the interests of ICTS and the business connected with it, taking into consideration the interests of all corporate stakeholders, such as Shareholders, creditors, employees, customers, patient populations and suppliers.

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

Supervisory Board

Powers, Responsibilities and Function

The role of the Supervisory Board is to supervise the conduct and policies of the Management Board and the general affairs of ICTS and the business connected with it as well as to provide the Management Board with advice. In addition, certain management Board resolutions require the approval of the Supervisory Board under the Articles of Association. The Supervisory Board members are not authorized to represent ICTS. In performing their duties, the Supervisory Board members are required to be guided by the interests of ICTS and the business connected with it, and shall consider the interests of the ICTS’ stakeholders, which include but are not limited to its Shareholders, creditors, employees, customers and suppliers. The Supervisory Board may, at ICTS’ expense, seek the advice which it deems desirable for the correct performance of its duties. The Supervisory Board has adopted board regulations governing its tasks and responsibilities, addressing (amongst other items) duties and responsibilities, its committees, meetings and its relationship with the Management Board and the General Meeting.

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

Subject to the discussion below regarding passive foreign investment companies, the Company should be considered to be a “qualified foreign corporation” so that such dividends paid by the Company should therefore be eligible for taxation at the rates applicable to qualified dividend income, subject to applicable holding-period and other requirements (at a maximum U.S. federal rate of 20 percent in the hands of a non-corporate U.S. Holder) plus potentially a net investment income tax (for non-corporate U.S. Holders) at a maximum rate of 3.8%.

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

Foreign Tax Credits

Subject to applicable limitations, U.S. Holders will generally be entitled to claim a credit against their United States federal income tax liability for the amount of Netherlands dividend withholding tax imposed on dividends paid to U.S. Holders. See Netherlands Dividend Withholding Tax.

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

The tax liability for the amounts of any “excess distribution” allocated to years prior to the year of the distribution or disposition cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if the U.S. Holder holds the shares as capital assets.

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

Taxes in the Netherlands

Corporate income tax

Corporate Income Tax – General

We are incorporated under the laws of the Netherlands and are therefore subject to Netherlands corporate income tax. As of 2025, the rates are 19% on profits up to €0.2 million and 25.8%, on the excess.

ICTS and a number of our Netherlands resident subsidiaries form a fiscal unity for Netherlands corporate income tax purposes. As a result, corporate income tax is levied from these entities on a consolidated basis at the level of ICTS.

For Netherlands corporate income tax purposes, affiliated entities should calculate their profits on an “at arm’s length” basis. In case transactions between such affiliated entities are made or imposed on conditions (transfer prices) which differ from those conditions which would have been made or imposed between independent entities in the free market, the profits of those entities are adjusted as if the “at arm’s length” conditions had been agreed.

Pillar Two

The Netherlands have implemented Pillar Two, which establishes a global minimum tax of 15%, as of 1 January 2024 with the introduction of the Minimum Tax Act 2024. The Dutch legislation is almost entirely in line with the EU Pillar Two Directive. Entities established in the Netherlands that are part of a (multinational or large domestic) group will fall within the scope of the new legislation, if that group, in at least two of the four financial years immediately preceding the financial year, has recorded a turnover of at least €750M per financial year according to the consolidated financial statements of the ultimate parent entity of the group. Based on the consolidated financial statements of ICTS for 2025, 2024 and 2023, ICTS does not meet the turnover criterion and therefore should not fall within the scope of the Minimum Tax Act 2024.

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

(iii) is a member of a Cooperative, or

(iv) holds profit participating interests of 5% or more in (a) certain entities that are incorporated according to foreign law and have a legal form that is not comparable with any Dutch legal form and (b) certain reverse hybrid entities.

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

Holders of Shares Resident in the U.S.

Dividends paid to certain non-transparent corporate U.S. resident holders of Shares owning at least 10% of ICTS’ total voting power that are eligible for benefits under the Convention between the Netherlands and the United States of America for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, dated 18 December 1992 as amended by the protocol of 8 March 2004 (the U.S. Tax Treaty), are generally subject to a reduced dividend withholding tax rate of 5%. Certain U.S. pension funds and tax-exempt organizations may qualify for a complete exemption from Netherlands dividend withholding tax.

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

If the abovementioned conditions (a) and (b) do not apply, a holder of Shares who is an individual, resident or deemed to be resident in the Netherlands will not be subject to taxes on actual income and capital gains in the Netherlands. Instead, such individual is generally taxed at a flat rate of 36% (rate as from 2024) on notional income from “savings and investments” (“sparen en beleggen”), also referred to as Box 3 income, which notional income is determined on the basis of the amount included in the individual’s “yield basis” (“rendementsgrondslag”) at the beginning of the calendar year minus a tax-free threshold. The tax-free threshold for 2025 is €57,684.

The notional income from portfolio investments (such as investments in Shares) is determined based on the multiple-years weighted average realized with investments in bonds, shares and real estate. For 2025 the percentage is 5.88%. A debate has arisen regarding the above taxation system based on notional return. The Supreme Court of the Netherlands has ruled in June 2024 that only the actual return (on worldwide income) can be taxed if it is lower than the notional return (on worldwide income). The definition of actual return is not economically based but it defined within the context and constraints of the Box 3 legislation and, as such, considers gross direct return (interest, dividend, rental income) and indirect return (any value mutations occurring between January 1st and December 31st of the year) regardless whether it is realized or not, and no costs are deducted with the exception of interest on loans. Given the mentioned developments, resident individual holders of Shares are recommended to consult their own tax adviser to determine the potential effect in their specific situation to understand whether it is better to be taxed based on the notional or actual return.

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

For purposes of Netherlands gift and inheritance tax, an individual with the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Netherlands gift tax, only an individual not holding the Netherlands nationality will be deemed to be resident of the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

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

Subsidiary Information

Not applicable

Item 11.        Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2025, approximately 17% of the Company’s revenues were derived in the United States of America, and approximately 83% was derived in Europe and the Far East. The Company is subject to market risks associated with foreign currency exchange rate fluctuations. We utilize some limited derivative instruments to manage the exposure to currency risk relating salaries in Israel. As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk – The Company is subject to changes in interest rates based on Federal Reserve and general market conditions. The Company does not utilize derivative instruments to manage exposure to interest rate risk. As of December 31, 2025, an increase of 1% in the interest rate would increase the Company’s interest expense for the Company’s lines of credit, loans and factorings with a maximum effect of $0.2 million.

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

(b) Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures and our internal control systems (because all internal control systems, no matter how well designed, have inherent limitations) may not prevent or detect misstatements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management’s report in this annual report.

(c) On the evaluation conducted by our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2025 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C     Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by our independent registered public accounting firms, Forvis Mazars LLP for services rendered to us during the year ended December 31, 2025 and 2024.

The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant’s independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2025	2024
Audit fees	$460	$470
Audit related fees	-	-
Tax fees	-	-
Total fees	$460	$470

Item 16D     Exemptions from the Listing Standards for Audit committees

Not applicable.

Item 16E.     Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In July 2025 ICTS purchased 3,000,000 shares of its common stock, which shares were sold to directors and key executives in 2019, for a purchase price of $0.506 per share, representing the purchase price paid by the directors and executives at the time. The purchase was approved by shareholders after approval by the Dutch Court.

Item 16F.      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.     Corporate Governance

The Company has adopted Dutch law and the U.S. practices.

Item 16J.    Trading Policy

The Company has an extensive insider trading policy which is found in detail in the Trading Policy- Exhibit 11.

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

PART III

Item 17.       Financial Statements

See Item 18.

Item 18.       Financial Statements

The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-42.

Item 19.       Exhibits

1.	Articles of Association of the Company filed as Exhibit to Form 20-F for the year ended December 31, 1999. *

2.	Articles of Amendment of the Articles of Association filed as Exhibit to Form 6K dated April 22, 2009. *

3.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2012. *

4.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2020. *

5.	Articles of Amendment of the Articles of Association filed as Exhibit to Form 20-F for the year ended December 31, 2023 *

6.	Specimen of the Company’s Common Stock filed as Exhibit to Form 20-F for the year ended December 31, 1999. *

7.	Revised Code of Ethics for Principal Executive Officers and Senior Financial Officers. Filed as Exhibit to Form 20-F December 13, 2020. *

11.	Trading Policy filed as Exhibit to Form 20-F for the year ended December 31, 2024. *

12.1	Certification by the Registrant’s Managing Director pursuant to Rule13a-14(a)

12.2	Certification by the Registrant’s Managing Director and Chief Financial Officer pursuant to Rule13a-14(a)

13.1	Certification by the Registrant’s Managing Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

13.2	Certification by the Registrant’s Managing Director and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

*	Incorporated by reference to the Company’s fillings.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

By:	/s/ Gil Atzmon
Name:	Gil Atzmon
Title:	Managing Director
Date:	April 30, 2026

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

By:	/s/ Alon Raich
Name:	Alon Raich
Title:	Managing Director and Chief Financial Officer
Date:	April 30, 2026

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2025 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

Supervisory Board of Directors and Stockholders

ICTS International N.V. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICTS International N.V. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2023 consolidated financial statements to retrospectively apply the Company’s adoption of ASU 2023‑07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures as presented in Note 18, the adoption of ASU 2023‑09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, as described in Note 2 and presented in Note 15, and the reclassification of cash flows as described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or perform any procedures with respect to the Company’s 2023 consolidated financial statements other than those related to the adjustments described above, and, accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Forvis Mazars, LLP
We have served as the Company’s auditor since 2024.

Jacksonville, FL
April 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Directors and

Stockholders of ICTS International N.V. and Subsidiaries

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the changes in accounting described in Notes 15 and 18, the accompanying consolidated statements of operations and comprehensive income (loss), changes in shareholders' deficit, and cash flows of ICTS International N.V. (the “Company”) for the year ended December 31, 2023, and the related notes and the schedule (collectively referred to as the “consolidated financial statements”) (the 2023 financial statements before the effects of the adjustments to retrospectively apply changes in accounting described in Notes 15 and 18 are not presented herein). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the changes in accounting (as described in Notes 15 and 18) and the reclassification of cash flows as described in Note 2, present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the changes in accounting as described in Notes 15 and 18 and the reclassification of cash flows as described in Note 2, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Forvis Mazars, LLP.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

New York, NY
May 10, 2024

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,890	$64,668
Restricted cash	1,110	2,858
Bank deposits	10,305	18,083
Term deposits	30,763	-
Accounts receivable, net	78,403	68,335
Prepaid expenses and other current assets	6,368	7,689
Total current assets	143,839	161,633

Deferred tax assets, net	465	1,223
Investments	357	277
Deposits with customers	2,692	1,454
Restricted cash	1,669	1,795
Property and equipment, net	4,757	4,666
Operating lease right of use assets	9,698	13,138
Goodwill	713	633
Other assets	1,357	963
Total assets	$165,547	$185,782

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Financial institutions payable	$7,761	$3,181
Accounts payable	6,975	6,716
Accrued expenses and other current liabilities	50,363	50,815
Value added tax (VAT) payable	9,507	9,138
Income tax and other taxes payable	2,618	4,464
Operating lease liabilities, current	3,273	4,876
Total current liabilities	80,497	79,190

Operating lease liabilities, non-current	6,737	8,296
Other liabilities	12,518	13,966
Total liabilities	99,752	101,452

COMMITMENTS AND CONTINGENCIES (NOTE 17)

REDEEMABLE NON-CONTROLLING INTERESTS (NOTE 11)	87,023	90,737

SHAREHOLDERS' DEFICIT:
Common stock, €0.01 and €0.45 par value as of December 31, 2025 and 2024; 150,000,000 shares authorized as of December 31, 2025 and 2024. 37,433,333 shares issued and outstanding as of December 31, 2025 and 2024.	426	426
Additional paid-in capital	40,353	38,600
Accumulated deficit	(50,020)	(35,672)
Accumulated other comprehensive loss	(8,545)	(8,367)
Treasury stock at cost (3,000,000 common stock as of December 31, 2025 and 2024)	(1,518)	(1,518)
Non-controlling interests in subsidiaries	(1,924)	124
Total shareholders' deficit	(21,228)	(6,407)
Total liabilities and shareholders' deficit	$165,547	$185,782

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share data)

	Years Ended December 31,
	2025	2024	2023

Revenue	$534,376	$483,310	$431,542
Cost of revenue	474,634	413,469	351,558
GROSS PROFIT	59,742	69,841	79,984
Operating expenses:
Research and development	14,508	14,372	12,325
Selling, general and administrative	62,648	61,249	56,927
Total operating expenses	77,156	75,621	69,252
OPERATING INCOME (LOSS)	(17,414)	(5,780)	10,732
Other income, net	577	1,427	1,584
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(16,837)	(4,353)	12,316
Income tax benefits (expenses)	(1,644)	452	(1,745)
NET INCOME (LOSS)	(18,481)	(3,901)	10,571
Net income (loss) attributable to non-controlling interests	(4,133)	331	3,490
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(14,348)	$(4,232)	$7,081

BASIC AND DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE
Net income (loss) attributable to ICTS International N.V.	(14,348)	(4,232)	7,081

Basic weighted average number of shares	36,175,799	37,433,333	37,433,333

Net income (loss) per share attributable to ICTS International N.V. - basic	$(0.40)	$(0.11)	$0.19

Diluted weighted average number of shares	36,175,799	37,433,333	39,423,506

Net income (loss) per share attributable to ICTS International N.V. - diluted	$(0.40)	$(0.11)	$0.18

COMPREHENSIVE INCOME (LOSS)

Net income (loss)	$(18,481)	$(3,901)	$10,571
Other comprehensive income (loss) - Translation adjustments	(283)	(147)	141
Unrealized gains (loss) on derivative instruments	105	(103)	124
Comprehensive income (loss)	(18,659)	(4,151)	10,836
Comprehensive income (loss) attributable to non-controlling interests	(4,075)	284	3,686
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(14,584)	$(4,435)	$7,150

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Shares	Non Controlling Interests	Total Shareholders' Deficit

	Shares	Amount
BALANCE AT DECEMBER 31, 2022	37,433,333	$19,186	$16,604	$(38,521)	$(8,186)	$-	$557	$(10,360)
Net income attributable to ICTS International N.V	-	-	-	7,081	-	-	-	7,081
Stock-based compensation – AU10TIX Technologies B.V.	-	-	-	-	-	-	715	715
Translation adjustment	-	-	-	-	(55)	-	196	141
Unrealized gain on derivatives instruments	-	-	-	-	124	-	-	124
Additional payment for shares issued in previous years (see note 17)	-	-	1,214	-	-	-	-	1,214
Commitment to purchase shares from certain directors and officers (see note 17)	-	-	-	-	-	(1,518)	-	(1,518)

BALANCE AT DECEMBER 31, 2023	37,433,333	19,186	17,818	(31,440)	(8,117)	(1,518)	1,468	(2,603)
Net loss attributable to ICTS International N.V	-	-	-	(4,232)	-	-	(10)	(4,242)
Reduce of nominal value shares	-	(18,760)	18,760	-	-	-	-	-
Translation adjustment	-	-	-	-	(147)	-	-	(147)
Unrealized loss on derivatives instruments	-	-	-	-	(103)	-	-	(103)
Stock-based compensation – AU10TIX Technologies B.V.	-	-	-	-	-	-	858	858
Exercise of options – AU10TIX Technologies B.V	-	-	2,022	-	-	-	(2,022)	-
Dividend to AU10TIX Technologies B.V shareholders	-	-	-	-	-	-	(170)	(170)

BALANCE AT DECEMBER 31, 2024	37,433,333	426	38,600	(35,672)	(8,367)	(1,518)	124	(6,407)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Shares	Non Controlling Interests	Total Shareholders' Deficit

	Shares	Amount

BALANCE AT DECEMBER 31, 2024	37,433,333	426	38,600	(35,672)	(8,367)	(1,518)	124	(6,407)
Net loss attributable to ICTS International N.V	-	-	-	(14,348)	-	-	(353)	(14,701)
Translation adjustment	-	-	-	-	(283)	-	-	(283)
Unrealized gain on derivatives instruments	-	-	-	-	105	-	-	105
Stock-based compensation – AU10TIX Technologies B.V.	-	-	-	-	-	-	58	58
Exercise of options – AU10TIX Technologies B.V	-	-	1,753	-	-	-	(1,753)	-

BALANCE AT DECEMBER 31, 2025	37,433,333	$426	$40,353	$(50,020)	$(8,545)	$(1,518)	$(1,924)	$(21,228)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Years Ended December 31,
	2025	2024	2023
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(18,481)	$(3,901)	$10,571

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,101	2,371	2,679
Gain from sale of investment	-	-	(715)
Bad debt expense	1,287	808	544
Deferred income taxes	830	352	(57)
Stock-based compensation	58	858	911
Changes in assets and liabilities:
Accounts receivable	(5,755)	(961)	(15,682)
Prepaid expenses and other current assets	1,801	(705)	2,929
Deposits with customers	(1,100)	988	2,126
Other assets	(142)	(25)	-
Accounts payable	(307)	332	(2,256)
Accrued expenses and other current liabilities	(5,349)	277	8,287
VAT payable	(794)	(1,050)	2,802
Income and other taxes payable	(2,408)	(1,836)	386
Operating lease accounts, net	278	17	(93)
Other liabilities	(3,006)	(6,997)	(8,043)

Net cash provided by (used in) operating activities	(30,987)	(9,472)	4,389

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase of term deposits	(30,763)	-	-
Purchase of property and equipment	(1,811)	(1,948)	(1,551)
Capitalization of software costs	(132)	(49)	(86)
Proceeds from sale of investments	-	-	785
Purchase of investments	(80)	(20)	-
Deposits (withdraws) regarding employees’ severance	(135)	(95)	229
Net cash used in investing activities	$(32,921)	$(2,112)	$(623)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Years Ended December 31,
	2025	2024	2023
CASH FLOW FROM FINANCING ACTIVITIES:
Loans received	$9,302	$8,869	$2,853
Loans repaid	(10,054)	(7,793)	(2,853)
Withdraws under factoring agreements	22,673	18,244	2,284
Repayments under factoring agreements	(17,902)	(16,231)	(2,201)
Withdraws under line of credit	31	-	-
Dividend paid to AU10TIX shareholders	-	(3,248)	-
Repayments of convertible notes payable to a related party	-	-	110
Net cash provided by (used in) financing activities	4,050	(159)	193

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH, CASH EQUIVALENTS, RESTRICTED CASH AND BANK DEPOSITS	2,428	(1,880)	1,106

DECREASE IN CASH, CASH EQUIVALENTS, RESTRICTED CASH AND BANK DEPOSITS	(57,430)	(13,623)	5,065

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND BANK DEPOSITS BEGINNING OF YEAR	87,404	101,027	95,962

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND BANK DEPOSITS END OF YEAR	$29,974	$87,404	$101,027

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Additional payment for shares issued in previous years (see note 17)	$-	$-	$1,214
Commitment to purchase shares from certain directors and officers (see note 17)	$-	$-	$(1,518)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$1,250	$1,088	$1,063

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 1 - ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or the “Company”) operate in three reportable segments: (a) airport security (b) other aviation related services and (c) authentication technology. The Company also incurs general corporate expenses and costs which are not allocated to the reportable business segments but have been included in the “unallocated corporate” component which does not generate revenue from customers and contains primarily non-operational expenses. The Airport Security segment provides security services primarily to airport authorities and airlines, predominantly in Europe. The Other Aviation Services segment provides services primarily to airlines and airport authorities in the United States of America. The Authentication Technology segment provides authentication services to financial and other companies, predominantly in the United States of America and Singapore.

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

Restricted Cash and Bank Deposits

Short term restricted cash as of December 31, 2025 consists of: (a) $249 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities, and (b) $861 short term bank deposits secured for derivative instruments.

Short term restricted cash as of December 31, 2024 consists of: (a) $142 held in bank accounts that serve as cash collateral for outstanding letters of credit and guarantees, (b) $1,872 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities, and (c) $844 short term bank deposits secured for derivative instruments.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Cash and Bank Deposits (Continued)

Long term restricted cash as at December 31, 2025 and 2024 consists of $1,669 and $1,795, respectively, held in bank accounts that serve as risk collateral for long term outstanding letters of credit and guarantees.

Bank deposits consist of short term interest-bearing deposits held in banks and financial institutions.

The following table provides a reconciliation of cash and restricted cash reported on the balance sheets that sum to the total of the same such amounts shown in the statements of cash flows.

	Year Ended December 31,
	2025	2024	2023
Cash and cash equivalents	$16,890	$64,668	$55,222
Restricted cash - short term	1,110	2,858	9,766
Bank deposits	10,305	18,083	34,002
Restricted cash - long term	1,669	1,795	2,037
Total cash, cash equivalents, restricted cash and bank deposits shown in the statement of cash flows	$29,974	$87,404	$101,027

Term Deposits

Term deposits consist of interest-bearing deposits held in banks and financial institutions.

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for credit losses. The allowance for credit losses represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable and is based on historical collection experience, factors related to specific customers, current economic trends and conditions as of the balance sheet date. The Company writes off accounts receivable when they are determined to be uncollectible and are recognized as a reduction to the allowance for credit losses. As of December 31, 2025 and 2024, the allowance for credit losses is $1,468 and $1,351, respectively.

The Company elected to apply the practical expedient provided in ASU 2025-05 with no material effect on the Company’s consolidated financial statements upon adoption.

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

Investments

The Company accounts for investments in the equity securities of companies which represent an ownership interest of 20% to 50% and the ability to exercise significant influence, provided that ability does not represent control, using the equity method. The equity method requires the Company to recognize its share of the net income (loss) of its investees in the consolidated statements of operations until the carrying value of the investment is zero.

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

Derivative Instruments

Derivative instruments are measured at their fair value and recorded as either assets or liabilities. Changes in the fair value of derivatives designated as cash flow hedging instruments are initially recorded in other comprehensive income. A corresponding amount is reclassified out of other comprehensive income into earnings when the underlying transactions are recognized in the consolidated statements of operations and comprehensive income (loss).

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

Years
Equipment and furniture	3-7
Internal use software	3-4
Vehicles	3-7

Leasehold improvements are amortized using the straight-line method over the shorter of the total term of the lease or the estimated useful lives of the assets.

Capitalized Internal-Use Software Costs

The Company capitalizes certain costs incurred in developing internal-use software when capitalization requirements have been met. Costs prior to meeting the capitalization requirements are expensed as incurred. Costs, such as maintenance and training are also expensed as incurred. Capitalized costs are included in property and equipment, and amortized on a straight-line basis over the estimated useful life of the software. Amortization expense, which is included in depreciation expense, amounted to $449, $782 and $947 during the years ended December 31, 2025, 2024 and 2023, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the fair value of a reporting unit is less than its carrying amount. The Company would record a goodwill impairment charge for the difference between the carrying value and the fair value of the goodwill, not to exceed the carrying amount of the goodwill. During the years ended December 31, 2025, 2024, and 2023, the Company has not recorded any impairment charges on its goodwill.

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset is not recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2025, 2024, and 2023, the Company did not record any impairment charges on its long-lived assets.

Employee Rights Upon Severance

The Company is required to make severance payments to its Israeli employees upon dismissal of an employee or upon a termination of employment in certain circumstances. The Israeli pension and severance pay liability to the employees is covered mainly by deposits made at insurance companies. For its employees who are employed under the Section 14 of the Israeli Severance Pay Law, 1963 (“Section 14”), the Company makes deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employees’ rights upon termination. In addition, the related obligation and amounts deposited on behalf of the applicable employees for such obligations are not presented on the Company’s consolidated balance sheets, as the amounts funded are not under the control of management of the Company and the Company is legally released from the obligation to pay any severance payments to the employees once the required deposit amounts have been paid.

For employees not covered under Section 14, severance liabilities are recorded based on the length of service and their latest monthly salary. The Company’s liabilities for the Israeli employees amounted to $1,507 and $1,385 as of December 31, 2025 and 2024, respectively, and are included in other liabilities in the Company’s consolidated balance sheets. The deposits made at insurance companies to cover these liabilities amounted to $1,190 and $938 as of December 31, 2025 and 2024, respectively, and are included in other assets in the Company’s consolidated balance sheets.

Leases

The Company as a lessee

Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the statements of operations. A lease is a finance lease if it meets any one of the criteria below, otherwise the lease is an operating lease:

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

Comprehensive Income (Loss) and Accumulated Other Comprehensive Loss

The Company's comprehensive income (loss) consists of the Company’s net income (loss), foreign currency translation adjustments and changes in fair value of derivative instruments as cash flow instruments. Accumulated other comprehensive loss consists of the Company’s accumulated foreign exchange currency translation adjustments and changes in fair value of derivative instruments.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Based Compensation

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

Non-Controlling Interests

The Company’s non-controlling interests represent the minority shareholder’s ownership interests related to the Company’s subsidiaries. The Company reports its non-controlling interests in subsidiaries as a separate component of equity in the consolidated balance sheets and reports net income (loss) attributable to the non-controlling interests in the consolidated statements of operations and comprehensive income (loss).

Redeemable Non-Controlling Interests

When the Company or its subsidiaries issues preferred shares, it considers the provisions of FASB ASC 480 –“Distinguishing Liabilities from Equity” (Topic 480) in order to determine whether the preferred share should be classified as a liability. If the instrument is not within the scope of Topic 480, the Company further analyses the instruments characteristics in order to determine whether it should be classified within temporary equity (mezzanine) or within permanent equity in accordance with the provisions of Topic 480-10-S99. AU10TIX’s redeemable convertible preferred shares are not mandatorily or currently redeemable. However, it includes a liquidation or deemed liquidation events which constitutes a redemption event that is outside of the Company’s control. As such, all shares of redeemable preferred shares have been presented outside of permanent equity. The Company has not adjusted the carrying values of the redeemable preferred shares to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

Revenue Recognition

Revenue is recognized when the promised services are performed for the Company’s clients, and the amount that reflects the consideration the Company is entitled to receive in exchange for those services, is determined. The Company’s revenues are recorded net of any sales taxes.

In order to determine the revenue, the Company (1) identifies the contract with the client, (2) identifies the performance obligations, usually based on the hours spent, (3) determines the transaction price, (4) allocates the transaction price to the performance obligation and (5) recognizes revenue as the performance obligation is satisfied.

A performance obligation is a promise in a contract to transfer a distinct service to the client and it is the unit of account for revenue recognition. The majority of the Company’s contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in the contracts and, therefore, is not distinct.

The following table presents the Company’s revenues according to the Company’s segments:

	Years ended December 31,
	2025	2024	2023
Airport security	$421,818	$362,799	$309,335
Other aviation related services	81,106	74,526	66,463
Authentication technology	31,452	45,985	55,744
Total revenue	$534,376	$483,310	$431,542

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The following table presents the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Years ended December 31,
	2025		2024		2023
Germany	$158,224	30%	$128,278	27%	$114,176	26%
Spain	130,258	24%	113,177	23%	82,217	19%
The Netherlands	111,804	21%	106,027	22%	101,512	24%
United States	93,008	17%	97,000	20%	99,765	23%
Other countries	41,082	8%	38,828	8%	33,872	8%
Total revenue	$534,376	100%	$483,310	100%	$431,542	100%

Airport Security and Other Aviation Services Segments

In the airport security and other aviation services, for performance obligations that are satisfied over time, revenues are recognized by consistently applying a method of measuring hours spent on that performance obligation. ICTS generally utilizes an output method of time (hours and attendance for specific time framed service like specific flights) of the service provided. Performance obligations are satisfied over the course of each month and continue to be performed until the contract has been terminated or cancelled.

Pricing and Reduction to Revenues

The Company generally determines standalone selling prices based upon the prices included in the client contracts, using expected costs plus margin or other observable prices. The price as specified in client contracts is generally considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar client in similar circumstances. Certain client contracts have variable provisions including quality thresholds or other similar items that could reduce the transaction price. These amounts may be constrained and revenue is recorded to the extent the Company does not expect a significant reversal or when the uncertainty associated with the variable provision is resolved. Variable provision amounts, if any, are not material, and the Company does not expect significant changes to its estimates.

Contracts

The Company’s client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which it operates. The payment terms vary by the type and location of our clients and services offered. Client payments are typically due in 30 to 60 days after invoicing but may be a shorter or longer term depending on the contract. Our contracts with main customers are generally long-term between two to five years. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

Revenue Service Types

The following is a description of the Company’s revenue service types, including airport security, airline security, cargo security, other airport services, general security services and other services.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Airport Security

Staffing or manning for specialized airport security are usually based on a long-term contract issued via a public tender process. the Company recognizes revenue given the unit of measure (hours) provided in the given time period and the specific price for specific hours agreed upon in the contracts. Quality and criteria of staffing are described in the contracts and are measured in the given time period. Deviations, if any, are discussed with the customer before invoicing and are reflected in the invoice showing the approved hours and other cost elements as agreed upon price.

Most contracts have an hourly rate that reflects an all-in price based on a full cost price calculation. In some of the contracts, the hourly rates are split between a component based on hours and a component based on specific costs in a specific time period but always linked to the service provided in given time period. Revenue is recognized based on the realized hours and contractually agreed upon rate.

Airline Security

Staffing or manning for airline security is usually based on long-term contracts issued via a public tender procedure. The Company recognizes revenue according to the unit of measure provided (usually attendance for specific time framed service such as specific flights). When the manning for the security of these flights is delivered, the Company invoices the customer according to the agreed upon flight price.

Cargo Security

Staffing or manning for specialized cargo security are usually based on a long-term contract, sometimes publicly tendered. Contracts are based on hourly planned and executed screening services. Revenue is recognized based on the realized screening hours and contractually agreed upon hourly rate.

Other Airport Services

Other airport services include wheelchair attendants, pre-departure skycaps, bag-runners, agents, guards, charter security screening, janitorial, and cabin cleaning for major U.S. and foreign carriers in airports throughout the United States of America. The Company’s contracts may include either single or multiple performance obligations and vary by airport and airline. ICTS recognizes revenue given the unit of measure (usually hours) provided in the given time period and the specific price for specific hours or attendance for specific event, time framed service as agreed upon in the contracts.

General Security Services

General security services include providing armed and unarmed guards to private schools and places of worship, video surveillance and patrol. Contracts for general security services generally include only a single performance obligation. The Company recognizes revenue for security guard services given the unit of measure (hours) provided in the given time period. Revenue from video surveillance and patrol is recognized based upon a fixed monthly rate.

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

Pricing and Reduction to Revenues

The Company determines standalone selling prices based upon the prices included in the client contracts using expected costs plus margin, or other observable prices. The price as specified in our client contracts is considered the selling price as agreed with the customer. The Company’s variable consideration amounts, if any, are not material, and the Company does not expect significant changes to our estimates. The Company does not expect a significant reversal when the uncertainty associated with the variable consideration is resolved. A customer may or may not be offered a tier-based pricing scheme but in any event of usage above the committed amount, the pricing will remain unchanged.

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

Deferred Revenues

The Company records deferred revenues when cash payments are received or due in advance of our performance. Deferred revenues at December 31, 2025 and 2024 were $2,939 and $3,527, respectively shown as part of the accrued expenses. Revenue recognized for the years ended December 31, 2025, 2024 and 2023 that was included in the deferred revenue at the beginning of each year was $3,527, $4,938 and $3,570, respectively.

The Company’s payment terms vary by the type and location of the customer and the products or services offered. The term between invoicing and when payment is due is not significant.

Capitalized Contract Costs

As part of obtaining contracts with certain customers in the authentication technology segment, the Company incurs upfront costs such as sales commissions. The Company capitalizes these costs which are subsequently amortized on a straight-line basis over the estimated life of the relationship with the customer. The Company applies the practical expedient that allows it to determine this estimate for a portfolio of contracts that have similar characteristics in terms of type of service, contract term and pricing. This estimate is reviewed by management at the end of each reporting period as additional information becomes available. Capitalized contract costs as of December 31, 2025 and 2024 were $5 and $58, respectively.  Amortization expense for capitalized contract costs for the years ended December 31, 2025, 2024 and 2023 were $53, $88 and $52, respectively.

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

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs, professional services, consulting services and non-capitalized costs associated with the development of technologies.

Advertising Costs

Advertising costs are expensed as incurred and consist of costs associated with promoting the Company, its products and services as well as participation in conferences and publication costs. Advertising costs during the years ended December 31, 2025, 2024 and 2023 were $2,288, $2,934 and $3,107, respectively.

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

The Company had a net loss for the years ended December 31, 2025 and 2024. For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common share is anti-dilutive due to the net loss. Due to the net loss during those years, potentially dilutive securities were excluded from the computation of diluted loss per share.

The Company had net income for the year ended December 31, 2023. Potentially dilutive securities were included in the computation of diluted income per share as the conversion rate of the convertible note payable to related party was lower than the weighted average computed price of the Company’s stock during 2023.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income (Loss) Per Share (Continued)

The number of shares of common stock attributable to potentially dilutive securities for the years ended December 31, 2025, 2024 and 2023 were 0, 5,566 and 1,990,173 shares. As of December 31, 2025 and 2024, potentially dilutive shares were excluded from the loss per share calculation due to being anti-dilutive. In computing diluted earnings per share in 2023, the Company took into its calculation additional conversion of the convertible note using the conversion method and 1,990,173 shares of common stock attributable to potentially dilutive securities that could occur upon the exercise of options granted under employee stock compensation plans using the treasury stock method.

Fair Value of Financial Instruments

The fair value of cash and cash equivalents, restricted cash, bank deposits, accounts receivable, prepaid expenses and other current assets, notes payable – financial institutions payable, accounts payable, accrued expenses and other current liabilities, income tax and other taxes payable and VAT payable approximate their carrying values due to the short-term nature of the instruments. The carrying value of the severance pay in other liabilities is not readily determinable because: (a) these instruments are not traded and, therefore, no quoted market prices exist upon which to base an estimate of fair value and (b) there were no readily determinable similar instruments on which to base an estimate of fair value.

Concentration of Credit Risk

Financial instruments which are subject to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, bank deposits and accounts receivable.

The Company maintains cash, cash equivalents, restricted cash and bank deposits in accounts with financial institutions in the United States of America, Europe, Japan and Israel. As of December 31, 2025 and 2024, accounts at financial institutions located in the United States of America are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250 per institution. As of December 31, 2025 and 2024, cash, cash equivalents, restricted cash and bank deposits of $1,507 and $1,128, respectively, are being held in the United States of America, of which $1,007 and $828, respectively, are uninsured. Cash, cash equivalents, restricted cash and bank deposits located in Europe, Japan and Israel, totaling $59,230 and $86,276 as of December 31, 2025 and 2024, respectively, are uninsured.

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

Revenue from three customers represented 50% of total revenue for the year ended December 31, 2025 and 37% of total accounts receivable as of December 31, 2025, of which customer A accounted for 20% from total revenue and 16% of total accounts receivable. Customer B accounted for 15% from total revenue and 10% of total accounts receivable and customer C accounted for 15% from total revenue and 11% of total accounts receivable. Accounts receivable from these three customers represented 37% of total accounts receivable as of December 31, 2025. Revenue from these three customers is presented under the airport security segment of the Company.

Revenue from three customers represented 47% of total revenue for the year ended December 31, 2024 and 24% of total accounts receivable as of December 31, 2024, of which customer A accounted for 18%, from total revenue and 13% of total accounts receivable. Customer B accounted for 17%, from total revenue and 1% of total accounts receivable and customer C accounted for 12% from total revenue and 9% of total accounts receivable. Revenue from these three customers is presented under the airport security segment of the Company.

Revenue from two customers represented 34% of total revenue for the year ended December 31, 2023 and 20% of total accounts receivable as of December 31, 2023, of which customer A accounted for 20% from total revenue and 13% of total accounts receivable, and customer B accounted for 14% of total revenue and 7% of total accounts receivable. Revenue from these two customers is presented under the airport security segment of the Company.

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

Reclassification

Certain amounts have been reclassified within the year ended December 31, 2023 consolidated statements of cash flows to conform with current period presentation.

Recently Issued Accounting Pronouncements

Accounting Standards Update 2025-12

In December 2025, the FASB issued ASU 2025-12 “Codification Improvements” to address suggestions received from stakeholders on the Accounting Standards Codification and to make other incremental improvements to U.S. GAAP. The update represents changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. The amendments make the Codification easier to understand and apply. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

Accounting Standards Update 2025-11

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270) Narrow-Scope Improvements.” The amendments in this Update clarify interim disclosure requirements and the applicability of Topic 270. The objective of the update is to provide clarity about current interim requirements. The amendments in this update also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The amendments in this ASU are required to be adopted for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

Accounting Standards Update 2025-09

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. The update expands the ability to apply hedge accounting to more diverse risk management strategies and simplifies the requirements for grouping forecasted transactions. The guidance is effective for the Company beginning January 1, 2027, with early adoption permitted. The Company has evaluated the amendments and determined that while they may simplify certain documentation procedures, the adoption of this update is not expected to have a material impact on its consolidated financial statements.

Accounting Standards Update 2025-08

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. This update introduces the "purchased seasoned loan" (PSL) category, which allows acquired loans that meet certain age and "involvement" criteria to use a gross-up approach for the credit loss allowance, rather than recording an immediate "Day 1" loss in earnings. The guidance is effective for fiscal years beginning after December 15, 2026. The adoption of this update is not expected to have a material impact on its consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (Continued)

Accounting Standards Update 2025-06

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). This update modernizes the accounting for software costs by removing legacy "development stages" and instead requiring capitalization to begin when it is probable that a software project will be completed and used for its intended function. The guidance is effective for the Company for annual periods beginning after December 15, 2026. The Company is evaluating the impact of this ASU in its financial statements.

Accounting Standards Update 2025-05

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Practical Expedient for Estimating Expected Credit Losses. The update provides a practical expedient allowing entities to assume that current economic conditions at the balance sheet date will remain constant over the remaining life of the asset when estimating credit losses for trade receivables and contract assets. The guidance is effective for fiscal years beginning after December 15, 2025. The Company intends to elect this practical expedient upon early adoption and does not expect it to have a material impact on its allowance for credit losses or consolidated financial statements.

Accounting Standards Update 2024-03

In November 2024, the Financial Standards Accounting Board (FASB) issued Accounting Standards Update (ASU) 2024-03 "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)" which expands annual and interim disclosure requirements for certain costs and expenses, primarily through enhanced disclosures. ASU 2024-03 is effective for our annual periods beginning December 15, 2026, and for interim periods beginning December 15, 2027, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

Accounting Standards Update 2023-09

In December 2023, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024. The Company implemented the new income tax disclosures retrospectively. The implementation of ASU 2023-09 affected disclosures only and had no impact on the Company’s financial condition or results of operations (See Note 15 Income Taxes).

NOTE 3 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are as following:

	December 31,
	2025	2024
Receivable from the German authorities (1)	$393	$350
Income tax receivable	509	2,123
Interest from bank deposits	718	459
Value Added Tax (VAT) receivable	600	404
Prepaid uniforms	828	814
Prepaid insurance	905	576
Prepaid licenses	858	685
Prepaid rent	657	412
Other	900	1,866
Total prepaid expenses and other current assets	$6,368	$7,689

(1)
In Germany, the employees are eligible for payroll support. The Company pays their full salary to its German employees and the Company is reimbursed by the German government for the payroll support amount.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 4 - INVESTMENTS

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2025 and 2024 is as follows:

		December 31,		December 31,
		2025		2024
	Measurement Method	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
Manuka, Inc. (Previously Artemis Therapeutics, Inc.) (1)	Measurement alternative	$-	Less than 1%	$-	Less than 1%
Mesh Technologies, Inc. (2)	Measurement alternative	36	Less than 1%	36	Less than 1%
Arrow Ecology & Engineering Overseas (1999) (3)	Equity method	-	22.6%	-	22.6%
GreenFox Logistics LLC. (2)	Measurement alternative	100	Less than 1%	100	Less than 1%
SardineAI Corp. (2) (4)	Measurement alternative	8	Less than 1%	8	Less than 1%
Silver Circle One (2)(5)	Measurement alternative	88	Less than 1%	58	Less than 1%
Bring it On Games Ltd (2)	Measurement alternative	50	Less than 1%	-	-
Justt Fintech Ltd (previously Acrocharge Ltd) (2)	Measurement alternative	50	Less than 1%	50	Less than 1%
Nilus OS Ltd (2)	Measurement alternative	25	Less than 1%	25	Less than 1%
Total investments in unconsolidated subsidiaries and affiliates		$357		$277

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 4 – INVESTMENTS (Continued)

(1)	The market value of the Company’s investment in MNKA is $0 both as of December 31, 2025 and 2024.

(2)	Private, closely held company, with no active market for the investment. Therefore, the Company applies the measurement alternative and measures the investment at cost less impairment.

(3)
The investment includes various classes of shares representing 22.6% of Arrow’s equity and shareholders loans of $4,146 which were purchased for a total amount of $1,750. The Company suspended its use of the equity method for this investment in 2023 after its investment balance was reduced to zero. In March 2026, the Company purchased from a related party additional shareholders loans for a total amount of $500.

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

(4)	On January 2023, the Company sold approximately 85% of its investment for a total amount of $756.

(5)	A capital fund which aims to invest in private emerging companies with focus on consumer, commerce and technology companies. The Company committed to invest up to $100 in a collective investment fund.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	December 31,
	2025	2024
Office, equipment and facilities	$7,064	$6,440
Internal use software	3,529	3,396
Vehicles	2,231	2,127
Leasehold improvements	2,991	2,596
Total cost of property and equipment	15,815	14,559
Less: accumulated depreciation and amortization	11,058	9,893
Total property and equipment, net	$4,757	$4,666

Depreciation and amortization expenses are $2,101, $2,371 and $2,679 for the years ended December 31, 2025, 2024 and 2023 respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 6 - LEASES

Lessee Arrangements

The Company enters into leases in the normal course of business primarily as part of its operations in the different airports, back-office operations, research and development offices and headquarters offices.

The table below presents the effects on the amounts relating to the Company’s total lease cost:

	Year ended December 31,
	2025	2024	2023
Operating lease cost	$6,055	$5,684	$4,915
Short term lease cost	2,811	2,208	1,609
Total lease cost	$8,866	$7,892	$6,524

Other information:

Cash paid for amounts included in the measurement of lease liabilities:

	Year ended December 31,
	2025	2024	2023
Operating cash flows from operating leases	$6,117	$5,672	$4,902
Right of use assets obtained in exchange for new operating lease liabilities	794	10,680	1,655
Weighted-average remaining lease term-operating leases	4.6 years	4.5 years	2.6 years
Weighted-average discount rate	7.35%	7.33%	5.94%

Balance sheet information related to operating leases was as follows:

	December 31,
	2025	2024
Operating lease ROU assets	$9,698	$13,138

Operating lease liabilities - current	$3,273	$4,876
Operating lease liabilities - non-current	6,737	8,296
Total operating lease liabilities	$10,010	$13,172

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 6 - LEASES (CONTINUED)

Future undiscounted lease payments for operating leases with initial terms of more than one year as of December 31, 2025 are as follows:

Year ending December 31,
2026	$3,787
2027	2,923
2028	1,786
2029	715
2030	503
Thereafter	1,973
Total future minimum lease payments	11,687
Less: imputed interest	1,677
Total	$10,010

NOTE 7 - GOODWILL

All of the Company’s goodwill relates to its airport security segment. The change in goodwill during the year is as follows:

	2025	2024
Balance as of the beginning of the year	$633	$668
Exchange rate effect	80	(35)
Balance as of the end of the year	$713	$633

At December 31, 2025 and 2024, the Company performed qualitative assessments to determine if it was more likely than not that the fair value of the reporting units exceeded carrying values, including goodwill. The qualitative assessments indicated that it was more likely than not that the fair value exceeded the carrying value of the reporting unit.

During the years ended December 31, 2025, 2024 and 2023, the Company did not recognize any impairment charges.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 8 - FINANCIAL INSTITUTIONS PAYABLE

United States of America

The Company’s U.S subsidiary secured a three-year credit facility with its primary bank in September 2023. The credit facility has a maximum borrowing base limit of $7,500. The borrowing base limitation is equivalent to: (i) 85% of eligible non-investment grade receivables and 90% of eligible investment grade receivables, plus (ii) 80% of direct labor payroll for the previous two pay periods plus 20%. The Company is required to maintain a fixed charge ratio of 1.00. Borrowings on the credit facility are subject to interest at SOFR plus 2.65% (6.52% as of December 31, 2025) and a minimum annual interest charge of $60. In April 2026 the credit facility was extended until April 2029. As of December 31, 2025 and 2024, the outstanding balances under the credit facility were $31 and $0, respectively and the unused available amount of the line is $7,469 and $7,500, respectively.

Europe

The Company has a factoring arrangement in Sweden to provide it with up to 4,000 SEK ($434 as of December 31, 2025) in borrowings. Borrowings under the agreement bear annual interest of 4.9% and are subject to an annual extension by the financial institution. The factoring agreement is secured by accounts receivable of the Swedish subsidiary. As of December 31, 2025 and 2024, the Company had 771 SEK and 2,212 SEK ($84 and $201 as of December 31, 2025 and 2024) respectively in outstanding borrowings under the credit facility. The weighted average interest rate for this loan during the years ended December 31, 2025, 2024 and 2023, was 4.9%, 5.3% and 2.8% respectively.

In November 2023, the Company entered into a loan agreement with a commercial bank in Spain to provide it with up to €1,000 ($1,173 as of December 31, 2025). The loan agreement is secured by accounts receivable of the Spanish subsidiary. The interest rate is determined by the bank at the time the loan is taken. The loan agreement was renewed in November 2024 and still in place. As of December 31, 2025 and 2024, the Company had no outstanding balances under the loan agreement.

In December 2023, an agreement was signed with the same commercial bank in Spain, to provide loans up to €1,500 ($1,760 as of December 31, 2025). These loans can be used only for paying different taxes to the Spanish tax authorities. The interest rate is determined at the time the loans are taken. During the periods ending December 31, 2025 and 2024 the loans taken ranged between €1,000 and €1,500 ($1,173 and $1,760 as of December 31, 2025) for periods of three months.  As of December 31, 2025 and December 31, 2024 the outstanding balances were €334 and €1,000 ($392 and $1,041 respectively), with an average interest rate of 3.96% and 5.25%, respectively.

In June 2024, the Company signed a factoring agreement with a commercial bank in Germany for an unlimited period. According to the agreement, the Company factors accounts receivable related to invoices issued to certain customers up to the amount of €11,550 ($13,552 as of December 31, 2025). The amounts can be used only for payroll related costs in Germany. The Company is charged fees until the collection date equal to Euribor plus 3.00% (4.95% as of December 31, 2025). The Company is also subject to a 1.5% annual fee on the total factoring amount. As of December 31, 2025 and 2024, the outstanding balances were €6,207 and €1,863 ($7,254 and $1,939 as of December 31, 2025 and 2024), respectively. In February 2026, the financial institution agreed to increase the availability up to €15,850.

In July 2025, an agreement with a commercial bank in Spain was signed, to provide loans up to €150 ($176 as of December 31, 2025). These loans can be used only for paying different taxes to the Spanish tax authorities. The Company pays a commission that is determined at the time the loans are taken, without additional interest. As of December 31, 2025, there is no outstanding balance under the loan agreement.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 8 - FINANCIAL INSTITUTIONS PAYABLE (CONTINUED)

The following table summarizes the different loans mentioned above and as reflected in the Company’s financial liabilities:

	Maximum Availability as of December 31, 2025 *	Debt Balance as of December 31, 2025	Interest rate as of December 31, 2025	Maximum Availability as of December 31, 2024 *	Debt Balance as of December 31, 2024	Interest rate as of December 31, 2024
Line of Credit	$7,500	$31	6.52%	$7,500	$-	7.14%
Factoring	434	84	4.90%	363	201	5.30%
Revolving Loans	1,173	-	3.73%	1,041	-	3.20%
Revolving Loans **	1,760	392	3.07%	1,561	1,041	4.00%
Revolving Loans**	176	-	0.90%	-	-	-
Factoring	13,552	7,254	4.95%	12,123	1,939	5.89%
Total	$24,595	$7,761	4.86%	$22,588	$3,181	5.23%

* Maximum availability is subject to terms and conditions according to the agreements with the different financial institutions.

** Loans can be used only for payment of taxes in Spain.

In March 2024, the Company signed a non-recourse factoring agreement with a commercial bank under which it factors certain accounts receivable related to invoices issued to a specific customer up to €3,000 ($3,519 as of December 31, 2025). The maximum amount provided by the bank cannot exceed 75% of the monthly invoice for that customer. In March 2025 the agreement was extended for one year and the facility was increased up to €4,000 ($4,692 as of December 31, 2025). Under the terms of this agreement, the factor assumes all rewards and credit risks associated with the purchased receivables and the Company has no further obligation related to their collection. Accordingly, the factored receivables are derecognized from the Company’s balance sheet once the funds are received by the Company. The arrangement does not create any liability and therefore no loan or financing obligation is recorded in the Company’s financial statements. The Company is also subject to a 0.2% fee for every factored invoice issued under the agreement and with interest equal Euribor plus 0.60% (2.55% as of December 31, 2025) until the date the payment is anticipated. In January 2026, the agreement was renewed for additional year under the same terms and conditions.

In July 2025, the Company signed a non-recourse factoring agreement with another commercial bank under which it factors certain accounts receivable related to invoices issued to a specific customer up to €750 ($880 as of December 31, 2025). Under the terms of this agreement, the factor assumes all rewards and credit risks associated with the purchased receivables and the Company has no further obligation related to their collection. Accordingly, the factored receivables are derecognized from the Company’s balance sheet once the funds are received by the Company. The arrangement does not create any liability and therefore no loan or financing obligation is recorded in the Company’s financial statements. The interest rate is Euribor of the month plus 0.90% (2.85% as of December 31, 2025).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 9 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2025	2024
Accrued payroll and related costs	$30,829	$27,150
Accrued vacation	11,694	9,817
Deferred revenue	2,939	3,527
Advanced payment from a customer	-	4,783
Commitment to purchase shares from directors and officers	-	1,518
Accrued VAT differences	719	-
Other	4,182	4,020
Total accrued expenses and other liabilities	$50,363	$50,815

NOTE 10 - OTHER LIABILITIES

Other liabilities are as follows:

	December 31,
	2025	2024
Deferred wage tax and social security (1)	$6,211	$7,227
Deferred VAT (1)	4,168	4,858
Severance pay liability	2,139	1,881
Total other liabilities	$12,518	$13,966

(1)
Deferred VAT, deferred wage tax and social security relate to governmental support provided by the Dutch government, where they postponed all VAT payable for the years 2021 and 2020 and all wage tax and social security payable for the months March - December 2021 to be paid in 60 installments until October 2027. In January 2026, the Dutch authorities agreed to extend the monthly payments of the balance by two years until October 2029 (see note 12).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 11 - REDEEMABLE NON-CONTROLLING INTERESTS

In 2019, AU10TIX entered into several agreements with certain investors, according to which AU10TIX  has issued for a net consideration of approximately $74,000, a total of 4,000,000 Series A Preferred Shares ("Series A Shares") and 330,709 Series A-1 Preferred Shares ("Series A-1 Shares" and together with Series A Shares – "the Preferred Shares") representing approximately 31.401% of the outstanding share capital of AU10TIX and 30.22% of the fully-diluted share capital of AU10TIX as of the date of the agreements.

In 2021, certain investors purchased 2,267,717 AU10TIX Series A Preferred shares from other investors. In connection with such purchases, all outstanding AU10TIX’s Series A Preferred Shares and Series A-1 Preferred Shares were re-designated as New Series A Preferred Shares and the class A ordinary shares (“Ordinary Shares”) owned by ICTS were re-designated as Class B Ordinary Shares.

According to the agreements with the investors, AU10TIX had the right to issue up to 1,000,000 Class A Ordinary Shares under its existing employee stock option plan. In 2026 the amount increased to 1,400,000.

As of December 31, 2025 and following exercise of options by employees, the holdings in AU10TIX are as follows: : (i) ICTS owned 66.30% of the outstanding share capital of AU10TIX in the form of Class B Ordinary Shares; (ii) Oak owned 12.42% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; (iii) GF owned 10.55% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares (iv) TPG owned 7.25% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares and (v) Other shareholders owned 3.48% of the outstanding share capital of AU10TIX in the form of Class B Ordinary Shares.

The Share Holders Agreement (“SHA”) and the Articles (as amended by the Deed of Amendment) provide for the following material matters with respect to the rights attaching to the New Series A Preferred Shares and the Ordinary Shares and the ongoing governance of AU10TIX:

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
(In thousands, except share data)

NOTE 11 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

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

The Preferred Shares Rights

The following table sets forth for the movement in the redeemable non-controlling interests:

	Year Ended December 31,
	2025	2024
Balance as of the beginning of the year	$90,737	$93,521
Net Income (loss)	(3,780)	341
Other Comprehensive Income - Translation adjustment	66	(47)
Paid dividend	-	(3,078)
Balance as of the end of the year	$87,023	$90,737

NOTE 12 - GOVERNMENTAL SUPPORT

In the Netherlands, wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed as part of the government assistance regarding COVID - 19 and were set to be paid in 60 monthly installments beginning October 2022. Beginning July 2022, the debt incurs annual interest of 1% and increases every six months to a maximum of 4% subsequent to January 1, 2024. In November 2025, the Company filed a request with the tax authorities to extend the installments from 60 to 84 monthly installments. In January 2026, the request was approved. As of December 31, 2025 and 2024, the Company accumulated debt of €12,156 and €18,245 ($14,260 and $18,984 as of December 31, 2025 and 2024), respectively, to the Dutch tax authorities, of which €1,335 and €2,671  ($1,566 and $2,779 as of December 31, 2025 and 2024) is presented in VAT payable,  €1,985 and €3,971 ($2,329 and $4,132 as of December 31, 2025 and 2024) is presented in income tax and other taxes payable and €8,836 and €11,603 ($10,379  and $12,085 as of December 31, 2025 and 2024) are presented as other liabilities.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 13 - STOCK-BASED COMPENSATION

AU10TIX Technologies B.V, has a Stock Option Plan which reserved 1,400,000  Ordinary Shares in the capital of AU10TIX Technologies B.V for its option issuances. The Plan grants rights to subscribe ordinary shares to employees, directors, consultants and service providers of AU10TIX Technologies B.V. and / or any related entity (as defined in the plan) at an exercise price as determined by the subsidiary’s board of directors with expiration terms of not more than ten years after the date such option is granted. Options granted under the plan generally vest over a period of four years.

The following is a summary of the AU10TIX Technologies B.V. stock options issued and outstanding:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term
Options outstanding as of December 31, 2023	858,625	$0.67	6 years
Options granted	118,100	2.78
Options exercised	(241,000)	0.01
Forfeited	(68,375)	3.92
Options outstanding as of December 31, 2024	667,350	$0.94	7 years
Options granted	18,000	4.75
Options exercised	(258,125)	0.01
Forfeited	(326,850)	0.80
Options outstanding, as of December 31, 2025	100,375	$2.34	7 years

Options exercisable as of December 31, 2025 and 2024 were 48,375 options and 191,900, respectively.

As of December 31, 2025 and 2024 the non-vested options are 52,000 and 475,450, respectively.

During the years ended December 31, 2025, 2024 and 2023, there was $58, $859 and $714 of compensation expenses.

As of December 31, 2025 and 2024, the Company has $135 and $1,816, respectively of unrecognized compensation cost related to stock options.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 14 - OTHER INCOME, NET

Other income, net, is summarized as follows:

	Year ended December 31,
	2025	2024	2023
Interest expense to related parties	$-	$-	$(21)
Interest expense and other bank charges	(1,302)	(750)	(471)
Interest expense to tax authorities	(687)	(940)	(1,182)
Interest income	2,385	3,079	2,227
Foreign currency gain (loss)	175	(74)	362
Gain from sale of investments	-	-	707
Other income (expense)	6	112	(38)
Total other income, net	$577	$1,427	$1,584

NOTE 15 - INCOME TAXES

The components of income (loss) before income tax benefit (expense) are as follows:

	Year Ended December 31,
	2025	2024	2023
The Netherlands	$(3,226)	$292	$2,164
Germany	(2,979)	(5,303)	828
United States of America	(117)	(1,074)	(1,620)
Spain	(280)	673	362
Israel	(10,757)	273	10,076
Other locations	522	786	506
Income (loss) before income tax expenses	$(16,837)	$(4,353)	$12,316

The current income tax expense from subsidiaries outside of the Netherlands is $(408), $(357) and $(2,299), for the years ended December 31, 2025, 2024 and 2023, respectively. The current income tax expense for the Netherlands was $0, $0 and $248 for the years ended December 31, 2025, 2024 and 2023.

The deferred income tax benefit (expenses) from subsidiaries outside of the Netherlands is $(801), $(333) and $48, for the years ended December 31, 2025, 2024 and 2023, respectively. There was no deferred income tax expense for the Netherlands for the years ended December 31, 2025, 2024 and 2023.

Additionally, tax benefits (expenses) from subsidiaries outside the Netherlands include $(435), $800 and $754, for the years ended December 31, 2025, 2024 and 2023, respectively, of tax related to previous years. The tax benefits (expenses) for the Netherlands was $0, $248 and $0 for the years ended December 31, 2025, 2024 and 2023.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 15 - INCOME TAXES (CONTINUED)

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2025	2024
Deferred tax assets:
Operating loss carry forwards	$17,400	$14,725
Interest loss carry forward	1,991	2,044
Allowance for credit losses	286	185
Tax credit carry forwards	372	480
Accrued expenses	264	324
Research and development expenses, net	87	151
Other	385	414
Total deferred tax assets	20,785	18,323
Deferred tax liabilities:
Depreciation of property and equipment	(125)	(199)
	20,660	18,124
Valuation allowance	(20,195)	(16,901)
Deferred tax assets, net	$465	$1,223

The ultimate realization of the net deferred tax assets in each jurisdiction where the Company does business is dependent upon the generation of future taxable income in that jurisdiction during the periods in which net operating loss carry forwards are available and items that gave rise to the net deferred tax assets become deductible. At present, the Company does not have a sufficient history of generating taxable income in various jurisdictions where it does business or positive expected core earnings to conclude that it is more likely than not that the Company will be able to realize some of its net deferred tax assets in the near future. Therefore, a valuation allowance was established for the carrying value of those net deferred tax assets, with the exception of a few locations, which are currently generating taxable income. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of any portion of the valuation allowance.

As of December 31, 2025, the Company has net operating losses carry forwards of $29,269 and carry forward interest of $2,689 in the Netherlands. These losses and interest can be carried forward and do not expire but the annual utilization is limited to one million Euro plus 50% of the excess taxable income. As of December 31, 2025, the Company has net operating loss carry forwards of $7,549 in the United States of America, which will expire in 2032 through 2037 except $3,476 which does not expire and can be used to offset up to 80% of taxable income every year. In addition, in the United States, the Company has interest expense of $4,986 which can be carried forward and does not expire.

As of December 31, 2025, the Company has $372 in tax credits for the welfare to work and work opportunity programs in the United States of America that expire in 2026 through 2029.

During the years ended December 31, 2025 and 2024, the valuation allowance increased by $3,294 and $3,268, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 15 - INCOME TAXES (CONTINUED)

The difference between the tax provision at the statutory federal income tax rate of 25.8% for the years ended December 31,  2025, 2024 and 2023 and the benefit (provision) for income taxes as a percentage of income (loss) before income taxes (effective tax rate) for each year is as follows. The disclosure reflects the implementation of ASU 2023-09 retrospectively.

	Year Ended December 31,
	2025		2024		2023
Netherlands statutory tax rate	$(4,344)	25.8%	$(1,124)	25.8%	$3,178	25.8%
Foreign tax effects
United States
Changes in valuation allowance	(174)	1.0%	191	(4.4)%	337	2.7%
Other	283	(1.7)%	132	(3.0)%	186	1.5%
Germany
Foreign tax rate differential	296	(1.8)%	529	(12.2)%	(83)	(0.7)%
State and local taxes	(482)	2.9%	(774)	17.8%	193	1.6%
Changes in valuation allowance	2,274	(13.5)%	907	(20.8)%	328	2.7%
Other	(1,141)	6.8%	366	(8.4)%	(243)	(2.0)%
Spain
Changes in valuation allowance	248	(1.5)%	(251)	5.8%	(68)	(0.6)%
Other	134	(0.8)%	71	(1.6)%	196	1.6%
Japan
Changes in valuation allowance	-	-	(560)	12.9%	(69)	(0.6)%
Other	41	(0.2)%	(17)	0.4%	75	0.6%
Israel
Foreign tax rate differential	301	(1.8)%	(8)	0.2%	(282)	(2.3)%
Preferred technological enterprise (1)	1,183	(7.0)%	(30)	0.7%	(1,107)	(9.0)%
Changes in valuation allowance	1,964	(11.7)%	-	-%	-	-%
Other	58	(0.3)%	121	(2.8)%	(118)	(1.0)%
Other foreign jurisdictions	166	(1.1)%	317	(7.4)%	(472)	(3.7)%
Changes in valuation allowances	829	(4.9)%	(203)	4.7%	(131)	(1.1)%
Return to provision adjustments	-	-%	(248)	5.6%	-	-%
Other	8	0.0%	129	(2.9)%	(175)	(1.3)%
Income tax expense (benefit)	1,644	(9.8)%	$(452)	10.4%	$1,745	14.2%

(1)	Preferred technological enterprise refers to deduction of 11% on the tax rate the Company has to pay in Israel, totaling 12% compared to regular tax rate of 23%.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 15 - INCOME TAXES (CONTINUED)

Cash paid for income taxes, net of refunds, were as follows:

	Year Ended December 31,
	2025	2024	2023
The Netherlands	$-	$-	$-
Foreign:
Germany	318	2,182	2,178
Spain	(83)	591	141
Israel	(1,268)	2,240	3,587
Other foreign jurisdictions	154	183	103
Total cash paid for income taxes, net of refunds	$(879)	$5,196	$6,009

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

As of December 31, 2025 and 2024, there are $113 and $86, respectively of unrecognized tax benefits that if recognized would reduce the effective tax rate. Interest and penalties assessed by taxing authorities on an underpayment of income taxes are included as components of income tax provision in the consolidated statements of operations and comprehensive income (loss).

A reconciliation of the Company’s unrecognized tax benefits is as follows:

	December 31,
	2025	2024
Balance at beginning of year	$86	$86
Additions based on tax positions taken in prior years	27	-
Balance at end of year	$113	$86

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the years since 2019 are subject to examination in the Netherlands. In the United States of America, income tax returns for the years since 2022 are subject to examination. Income tax returns for the tax years since 2020 are subject to examination in foreign jurisdictions.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 16 – RELATED PARTY TRANSACTIONS

Legal services were provided to the Company by an entity related to one of the Company’s former Supervisory Board members who served until August 2024. Legal expense related to these services $26, $39 and $46 for the years ended December 31, 2025, 2024 and 2023, respectively.

The Chairman of the board is related to a trust which is an indirect main shareholder of the Company. The Company incurred expenses of $872, $60 and $50 for the years ended December 31, 2025, 2024 and 2023, respectively for his services as the Chairman including a one time grant of $625 in 2025. In addition, in 2025, 2024 and 2023, the Company incurred salary expenses of $268, $833 and $103, respectively for the services he provided to AU10TIX. The salary expenses of 2024 include retroactively salary adjustment since 2019 as approved by the AU10TIX board during 2024.

The Company engaged the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling and management services to the authentication technology segment. The Company incurred expenses of $621, $723 and $929 for such services for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the outstanding balances due for these services were $0 and $103, respectively, included in accrued expenses and other current liabilities. In January 2026, it was agreed between the Company and the individual that the employment agreement will be terminated as of December 31, 2027. In addition, the individual serves as a supervisory board member of the Company and was paid an amount of $52, $48 and $36 as supervisory board fees, for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company engaged the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling and administrative services to its authentication technology segment. The Company incurred expenses of $365, $345 and $341 for such services for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, the individual served as a supervisory board member of the Company until July 2025 and was paid an amount of $29, $48 and $38 as supervisory board fees for the years ended December 31, 2025, 2024 and 2023, respectively. In July 2025, the individual was elected to be a joint managing director of the Company and was paid an amount of $88 for the year ended December 31, 2025.

The Company engages the services of an individual who is a beneficiary of a trust, which is an indirect main shareholder of the Company, to provide certain selling services to its authentication technology segment. The Company incurred expenses of $199, $198 and $176 for such services for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, the individual served since July 2025 as a supervisory board member of the Company and was paid an amount of $24 as supervisory board fees, for the year ended December 31, 2025.

The Company engages the services of an individual which is a family member of the Chairman of the Board and the main shareholder, to provide services as a Managing Director of one of the Company’s subsidiaries. The Company incurred expenses of $473, $645 and $468 for such services for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company engages the services of an individual who is a family member of a beneficiary of a trust which is an indirect main shareholder of the Company to provide certain administration services. The Company incurred expenses of $123, $115 and $114 for such services for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company engaged the services of Spencer Corporation, a main shareholder of the Company to provide administrative services. The Company incurred expenses of $323, $0 and $0 for such services for the years ended December 31, 2025, 2024 and 2023, respectively. The expenses of 2025 include a one time expense of $215 approved in 2025, regarding costs incurred by Spencer in previous years.

The Company had an agreement with an entity which is related to the main shareholder of the Company to provide it with revolving loans up to $2,000 which expired in January 2026. Total interest expenses for the years ended December 31, 2025, 2024 and 2023 were $0, $0 and $21, respectively.

As of December 31, 2024, the Company included a liability for a purchase of shares from certain directors and officers of the Company in the amount of $1,518 (see note 17). The purchase transaction was completed in July 2025.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Letters of Credit and Guarantees

As of December 31, 2025, the Company has $3,152 in outstanding letters of credit and guarantees. Letters of credit and guarantees are being secured either by the same amounts in restricted cash with commercial banks (see note 2) or with deposits provided to customers which serve as cash collateral in order to guarantee the performance and quality of services provided to the customers.

As of December 31, 2025, the Company has commercial guarantees of €1,700 ($1,994 as of December 31, 2025) which is not secured by restricted cash or deposits provided to a customer. The guarantee is part of an agreement between the Company and one of its customers to guarantee the performance and quality of the services provided to that customer.

Legal Proceedings

General

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, are not reasonably possible to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

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

Following the filing of the investigation report with the Enterprise Chamber in November 2023, the minority shareholder filed three new requests with the Enterprise Chamber, including a request to establish mismanagement on the basis of the investigation report and to order certain definitive measures at the Company. Each of these requests were dismissed in full.

As part of the above procedures the Company committed in 2023 to repurchase the shares issued under the May 2019 issuance for the same price they were issued, thereby undoing the issuance. As of December 31, 2024 the Company included a liability for this purchase in the amount of $1,518 in its balance sheet with a corresponding reduction to shareholders deficiency. In order to achieve this goal, in December 2024 the Company initiated a reduction of the Company’s issued share capital by reducing the nominal value of each of the shares in the Company from EUR 0.45 to EUR 0.01 per share in order to be able to purchase the shares. Consequently, the authorized capital of the Company was reduced to a total of EUR 1,500 resulting in a decrease of $18,760 in common stock and increase of the same amount in additional paid-in capital. The nominal value per share has been reduced as referred to in Section 2:99 paragraph 1 of the Dutch Civil Code without repayment to the shareholders. The Company concluded that the capital reduction did not result a value transfer to or from the shareholders. The Company recorded such capital reduction by a corresponding reduction in the common stock and an increase to additional paid-in capital. The purchase transaction was completed in July 2025.

In February 2025, the minority shareholder appealed the Enterprise Chamber’s judgment on its request to establish mismanagement on the basis of the investigation report and to order certain definitive measures at the Company to the Dutch Supreme Court. In March 2026 the Dutch Supreme Court dismissed the minority shareholder’s appeal. With the Supreme Court’s decision, the Enterprise Chamber’s judgment is now final, and the proceedings have been resolved in the Company’s favor.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings (continued)

Class Action Lawsuit

AU10TIX is currently named as a defendant in a class action lawsuit pending in U.S. federal court (Case No. 1:24-cv-08122, U.S. District Court for the Northern District of Illinois).  The complaint asserts two claims.  First, the plaintiff alleges that AU10TIX violated the Illinois Biometric Privacy Act, 740 ILCS 14/1 et seq. by collecting biometric information without obtaining necessary consent.  Second, the plaintiff alleges that AU10TIX violated the Illinois Driver’s License Act, 625 ILCS 5/6-117.1 by using end-user driver’s licenses for machine learning to improve AU10TIX’s products.  The plaintiff seeks to represent two classes consisting of Illinois residents in relation to both claims.  AU10TIX denies that it violated either statute. On February 13, 2025, Au10tix filed a motion seeking dismissal of all claims.

Agency Agreement

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3,000 ($3,519 as of December 31, 2025).

NOTE 18 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) airport security (b) other aviation related services and (c) authentication technology. The Company also incurs general corporate expenses and costs which are not allocated to the reportable business segments but have been included in the “unallocated corporate” component which does not generate revenue and contains primarily non-operational expenses. The airport security segment includes the I-SEC International group. The airport security segment provides security services primarily to airlines and airport authorities in Europe. The other aviation related services segment includes Huntleigh USA. The other aviation related services segment provides various services to airlines within airports in the United States of America. The authentication technology represents the AU10TIX Technologies group. The authentication technology segment provides authentication services to financial and other companies, predominantly in the United States of America. The Company’s operating segments are the same as its reportable segments.

The Company’s Managing Directors and CFO are our chief operating decision makers (CODMs), who are the highest level of management responsible for assessing the Company’s overall performance. The CODMs allocate resources to and assess the performance of each operating segment using information about the operating segment's revenue and income (loss) from operations. Our CODMs do not evaluate operating segments using asset or liability information.

The CODMs consider monthly results and use that information when making decisions about the allocation of operating and capital resources to each segment. The CODMs are regularly provided with disaggregates expense information at the segment level which includes the corporate expenses, which are included in ‘other segment items’ in the following tables reconciliation purposes.

Revenue and costs and expenses are directly attributed to the segments they belong. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 18 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The following table sets forth our segment information of revenue, labor costs, depreciation and amortization, other costs and expenses, net income (loss), goodwill and total assets:

The operating results of these reportable segments are regularly reviewed by the chief operating decision.

	Unallocated Corporate	Airport Security	Other Aviation Related Services	Authentication Technology	Total
Year ended December 31, 2025:
Revenue	$-	$421,818	$81,106	$31,452	$534,376
Labor costs (1)	1,261	393,624	68,082	25,208	488,175
Depreciation and amortization	53	839	326	883	2,101
Other costs and expenses	2,536	31,303	11,146	17,596	62,581
Net income (loss)	(3,850)	(3,948)	1,552	(12,235)	(18,481)
Goodwill	-	713	-	-	713
Total assets	9,682	81,138	19,723	55,004	165,547

Year ended December 31, 2024:
Revenue	$-	$362,799	$74,526	$45,985	$483,310
Labor costs (1)	1,324	338,326	63,105	27,000	429,755
Depreciation and amortization	68	678	354	1,271	2,371
Other costs and expenses	2,472	25,612	10,513	16,488	55,085
Net income (loss)	(3,864)	(1,817)	554	1,226	(3,901)
Goodwill	-	633	-	-	633
Total assets	19,791	80,422	18,832	66,737	185,782

Year ended December 31, 2023:
Revenue	$-	$309,335	66,463	$55,744	$431,542
Labor costs (1)	1,091	284,083	56,346	29,507	371,027
Depreciation and amortization	5	904	307	1,463	2,679
Other costs and expenses	2,215	21,771	9,796	13,483	47,265
Net income (loss)	(3,311)	2,577	14	11,291	10,571
Goodwill	-	668	-	-	668
Total assets	17,740	81,733	19,325	78,298	197,096

(1)	Labor costs includes employee payroll, share-based compensation, bonus, and employee benefits, insurances and other.

The following table sets forth, for the periods indicated, revenue generated from customers by geographical area based on the geographical location of the customer’s invoicing address:

	Year Ended December 31,
	2025	2024	2023
Germany	$158,224	$128,278	$114,176
Spain	130,258	113,177	82,217
The Netherlands	111,804	106,027	101,512
United States	93,008	97,000	99,765
Other countries	41,082	38,828	33,872
Total revenue	$534,376	$483,310	$431,542

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 18 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization, by country:

	December 31,
	2025	2024
Germany	$595	$567
Spain	254	224
The Netherlands	1,810	1,101
United States	431	541
Other countries	1,537	2,233
Total property and equipment, net	$4,757	$4,666

Property and equipment, net, in other countries include $1,438 and $1,479 property and equipment in Israel, as of December 31, 2025 and 2024, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(In thousands, except share data)

Valuation and Qualifying Accounts

	Beginning of year	Charges to Costs and Expenses	Charges to other accounts	Deductions	End of Year
Allowance for credit losses (1):
Year ended December 31, 2023	$1,208	545	(994)	-	$759
Year ended December 31, 2024	$759	808	(216)	-	$1,351
Year ended December 31, 2025	$1,351	1,288	(1,171)	-	$1,468

Allowance for net deferred tax assets:
Year ended December 31, 2023	$13,502	-	131	-	$13,633
Year ended December 31, 2024	$13,633	-	3,268	-	$16,901
Year ended December 31, 2025	$16,901	-	3,294	-	$20,195

(1) Write-off net of recoveries for the allowance for credit losses.